Form 20-F
period 2002-12-31
GRUMA SA DE CV
filed 2003-06-30
CIK 1053947

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from                      to

Commission File Number: 1-14852

GRUMA, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

N/A (Translation of Registrant’s name into English)	United Mexican States (Jurisdiction of incorporation or organization)

Calzada del Valle, Ote. 407
Colonia del Valle
San Pedro Garza García, Nuevo Léon
66220, México
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of exchange on which registered:

Series B Common Shares, without par value American Depositary Shares, each representing four Series B Common Shares, without par value	New York Stock Exchange* New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

7.625% Notes due 2007

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

441,402,386 Series B Common Shares, without par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  X       No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17            Item 18  X

* Not for trading but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

PRESENTATION OF FINANCIAL INFORMATION

     Gruma, S.A. de C.V. is a corporation (sociedad anónima de capital variable) organized under the laws of the United Mexican States, or Mexico.

     In this Annual Report on Form 20-F, references to “pesos” or “Ps.” are to Mexican pesos, and references to “U.S. dollars,” “U.S.$,” “dollars” or “$” are to United States dollars. “We,” “our,” “us,” “our company,” “GRUMA” and similar expressions refer to Gruma, S.A. de C.V. and its consolidated subsidiaries, except when the reference is specifically to Gruma, S.A. de C.V. (parent company only) or the context otherwise requires.

     This Annual Report contains our audited consolidated financial statements as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002. The financial statements have been audited by PricewaterhouseCoopers, independent accountants.

     We publish our financial statements in pesos and prepare our consolidated financial statements in accordance with accounting principles generally accepted in Mexico, commonly referred to as “Mexican GAAP.” Mexican GAAP differs in certain significant respects from accounting principles generally accepted in the United States, commonly referred to as “U.S. GAAP.” See Note 20 to our audited consolidated financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to these financial statements and for a quantitative reconciliation of our consolidated net income and stockholders’ equity to U.S. GAAP.

     As the Mexican economy has experienced significant levels of inflation in recent years, we are required under Mexican GAAP to recognize the effects of inflation in our financial statements. Under Bulletin B-10, issued by the Mexican Institute of Public Accountants, we are required to present our financial information in inflation-adjusted monetary units to allow for more accurate comparisons of financial line items over time and to mitigate the distortive effects of inflation on our financial statements. Unless otherwise indicated, all financial information in this Annual Report has been restated in pesos of constant purchasing power as of December 31, 2002.

     We are required to determine our monetary position gain/loss to reflect the effect of inflation on our monetary assets and liabilities. We determine our net monetary position by subtracting our monetary liabilities from our monetary assets and then adjusting our net monetary position by the appropriate inflation rate for the period with the resulting monetary gain or loss reflected in earnings. In so doing, we can reflect the effect inflation is having on our monetary items.

     Pursuant to Bulletin B-15, we apply the actual inflation rate in the relevant country of each non-Mexican subsidiary and then translate the inflation-adjusted financial statements into pesos.

     For the purposes of the quantitative reconciliation to U.S. GAAP, we have restated the data as of December 31, 2001 and for years ended December 31, 2000 and 2001 in pesos of constant purchasing power as of December 31, 2002 using the Mexican National Consumer Price Index, or NCPI, rather than the international restatement factor in Bulletin B-15. For a more detailed discussion of Mexican GAAP inflation accounting methodologies, see “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Results of Operations—Overview of Accounting Presentation.”

MARKET SHARE AND OTHER INFORMATION

     The information contained in this Annual Report regarding market share and market position of corn flour, tortillas and wheat flour in Mexico, Venezuela, Central America and the United States is presented for the twelve-month period ended December 31, 2002. Market share and market position information for Mexico and Central America is based primarily on our own estimates and internal analysis. Market share and market position information for Venezuela is based on data provided by Information Resource Inc. Market and market position information for the United States is based on data from the Tortilla Industry Association as well as our own estimates and internal analysis. While we believe our internal research and estimates are reliable, they have not been verified by any independent source and we cannot assure you as to their accuracy.

     All references to “tons” in this Annual Report refer to metric tons. One metric ton equals 2,204 pounds. Estimates of production capacity contained herein assume operation of the relevant facilities on the basis of 24 hours a day, 360 days a year on three shifts and assume only regular intervals for required maintenance.

FORWARD LOOKING STATEMENTS

     This Annual Report includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including the statements about our plans, strategies and prospects under “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” Some of these statements contain words such as “believe,” “expect,” “intend,” “anticipate,” “estimate,” “strategy,” “plans” and other similar words. Although we believe that our plans, intentions and expectations as reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved. Actual results could differ materially from the forward-looking statements as a result of risks, uncertainties and other factors discussed in “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” These risks, uncertainties and factors include: general economic and business conditions, including changes in the Mexican peso/U.S. dollar exchange rate, the Venezuelan bolívar/U.S. dollar exchange rate, and conditions that affect the price of corn and wheat; potential changes in demand for our products; price and product competition; and other factors discussed herein.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisors.

     Not applicable.

ITEM 2. Offer Statistics and Expected Timetable.

     Not applicable.

ITEM 3. Key Information.

SELECTED FINANCIAL DATA

     The following tables present our selected consolidated financial data as of and for each of the years indicated. The data as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 are derived from and should be read together with our financial statements included herein and “Item 5. Operating and Financial Review and Prospects.”

     Our consolidated financial statements are prepared in accordance with Mexican GAAP, which differs from U.S. GAAP in certain significant respects. Note 20 to the consolidated financial statements provides a description of differences between Mexican GAAP and U.S. GAAP, as they relate to us, and provides a reconciliation to U.S. GAAP of majority net income and total stockholders’ equity.

     Pursuant to Mexican GAAP, the consolidated financial statements and the selected consolidated financial data set forth below restate the components of stockholders’ equity using the NCPI factors and record gains and losses in purchasing power from holding monetary assets or liabilities. Under Mexican GAAP, non-monetary assets, with the exception of inventories and fixed assets of non-Mexican origin, are restated using the NCPI factors. Inventories are restated at current replacement costs while fixed assets of foreign origin are restated by the inflation rate of the country of origin prior to translation to pesos at the period-end exchange rate. Mexican GAAP also requires restatement of all financial statements to pesos of constant purchasing power as of the date of the most recent balance sheet presented, and accordingly all data in the consolidated financial statements and in the selected consolidated financial data set forth below have been restated in pesos of constant purchasing power as of December 31, 2002. The effects of inflation accounting under Mexican GAAP, other than for the use of a specific index for the restatement of fixed assets of foreign origin, have not been reversed in the reconciliation to U.S. GAAP. See Note 20 to our consolidated financial statements.

	1998	1999	2000	2001	2002

	(thousands of Mexican pesos of constant purchasing power
	as of December 31, 2002, except per share amounts)
Income Statement Data:
Mexican GAAP:
Net sales(1)	Ps.16,961,079	Ps.17,942,929	Ps.19,250,949	Ps.18,916,122	Ps.19,174,407
Cost of sales	(10,769,230)	(11,819,101)	(12,273,048)	(11,928,760)	(11,992,006)
Gross profit	6,191,849	6,123,828	6,977,901	6,987,362	7,182,401
Selling, general and administrative expenses	(4,921,583)	(5,709,528)	(6,117,562)	(6,011,588)	(5,690,119)
Operating income	1,270,266	414,300	860,339	975,774	1,492,282
Net comprehensive financing income (cost):
Interest expense	(464,576)	(708,342)	(835,191)	(670,183)	(566,649)
Interest income	238,831	163,249	155,393	93,029	57,678
Monetary position gain (loss), net	(15,505)	224,278	234,382	179,849	160,937
Foreign exchange gain (loss), net	(73,670)	91,912	(60,995)	99,964	(263,095)
Total net comprehensive financing income (cost)	(314,920)	(228,903)	(506,411)	(297,341)	(611,129)
Other (expenses) income, net	(298,520)	(184,021)	32,461	69,407	120,520
Income before income tax and Other items	656,826	1,376	386,389	747,840	1,001,673
Income tax (current and deferred)(2)	73,984	(287,968)	(22,765)	(275,765)	(561,232)
Employees’ statutory profit sharing (current and deferred)	(10,693)	(2,363)	471	(12,990)	(12,938)
Other items(3)	84,668	85,027	72,876	64,021	162,017
Minority interest	(290,940)	(120,254)	(190,641)	(191,117)	(196,328)
Majority net income (loss)	513,845	(324,182)	246,330	331,989	393,192
Per share data:
Majority net income (loss) per share(4)	1.43	(0.86)	0.57	0.77	0.88
U.S. GAAP:
Net sales	18,465,147	18,625,932	19,923,232	18,640,602	19,028,174
Operating income (loss)	1,023,238	(119,572)	815,194	1,214,623	1,429,500
Net income (loss)	150,146	(576,532)	71,378	199,862	309,891
Per share data:
Net income (loss) per share(4)	0.42	(1.53)	0.16	0.46	0.69

	1998	1999	2000	2001	2002

		(thousands of Mexican pesos of constant purchasing power
	as of December 31, 2002, except capital stock and operating data)
Balance Sheet Data (at period end):
Mexican GAAP:
Property, plant and equipment, net	Ps.11,515,967	Ps.13,143,605	Ps.13,267,657	Ps.12,606,574	Ps.12,582,178
Total assets	21,146,252	24,077,788	22,991,824	21,883,103	22,143,287
Short-term debt(5)	244,411	350,068	1,352,032	355,653	790,548
Long-term debt(5)	6,555,669	7,663,091	6,174,350	6,628,044	6,052,935
Total liabilities	8,718,615	10,444,100	10,542,801	9,721,990	10,110,263
Excess of book value over cost of subsidiaries acquired, net	—	328,230	385,600	107,165	—
Capital stock	11,941,231	13,530,346	13,473,996	13,481,692	13,436,608
Total stockholders’ equity(6)	12,427,637	13,305,458	12,063,423	12,053,948	12,033,024
U.S. GAAP:
Total assets	22,929,005	24,565,020	23,276,592	21,392,732	21,583,948
Long-term debt	7,490,995	8,271,382	6,671,704	6,788,343	6,243,037
Capital stock	11,941,211	13,530,324	13,473,974	13,481,692	13,436,608
Total stockholders’ equity	9,764,160	10,153,558	9,238,365	8,876,522	8,579,574

Other Financial Information:
Mexican GAAP:
Capital expenditures	2,051,457	2,796,642	1,610,947	690,214	556,477
Depreciation and amortization	805,187	1,056,085	792,256	828,287	986,851
Resources provided by (used in):
Operating activities	255,614	388,848	1,674,923	1,540,402	1,390,035
Financing activities	918,397	2,920,416	(612,519)	(984,153)	(809,696)
Investing activities	(3,051,880)	(3,264,343)	(1,377,318)	(270,391)	(538,857)
U.S. GAAP:
Depreciation and amortization	863,606	1,168,507	1,044,089	1,142,004	1,035,850
Net cash provided by (used in):
Operating activities	30,932	285,414	1,456,356	1,283,664	965,934
Investing activities	(3,333,247)	(3,696,363)	(1,550,396)	(271,988)	(541,600)
Financing activities	1,433,751	3,507,678	(174,353)	(715,144)	(561,196)

Operating Data:
Sales volume (thousands of tons):
Gruma Corporation (corn flour and tortillas)	723	799	836	856	899
GIMSA (corn flour)	1,786	1,547	1,507	1,436	1,386
Venezuelan Operations (corn flour, wheat flour and other products)	—	221	455	458	454
Molinera de México (wheat flour)	245	318	480	489	536
Gruma Centro América (corn flour and other products)	126	137	146	149	143
PRODISA (tortillas and bread)	19	30	29	28	15
Production capacity (thousands of tons):
Gruma Corporation (corn flour and tortillas)	1,065	1,312	1,329	1,335	1,346
GIMSA (corn flour)(7)	2,345	2,345	2,345	2,345	2,345
Venezuelan Operations (corn flour, wheat flour and other products)(8)	—	789	780	792	792
Molinera de México (wheat flour)	495	734	752	752	752
Gruma Centro América (corn flour and other products)	151	163	172	181	217
PRODISA (tortillas and bread)	73	73	81	42	42
Number of employees	14,707	16,513	17,208	15,585	14,887

(1)	Net sales for 1998 include complementary revenues received from the Mexican government in connection with a government program that subsidized the cost of corn flour and tortillas. This program was terminated on December 31, 1998. Complementary revenues amounted to Ps.837 million for the year ended December 31, 1998. See “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Financial Condition and Results of Operations—Effects of Deregulation of the Mexican Tortilla and Corn Flour Industry.”

(2)	The consolidated provision for income taxes and profit sharing was a net benefit of Ps.74 million in 1998, primarily as a result of the deferred tax benefit recognized for the future tax benefits of the technological and other rights which Gruma Corporation, our principal U.S. Subsidiary (“Gruma Corporation”), purchased from one of our Mexican subsidiaries. This benefit offset an increase in the current provision, which resulted from higher asset tax payments made by Mexican subsidiaries in 1998.

(3)	Other items include extraordinary items, equity in earnings of associated companies and gain from sale of subsidiaries and associated companies’ common stock.

(4)	Based upon weighted average of outstanding shares of our common stock (in millions), giving retroactive effect to the stock dividend declared in April 1999, as follows: 359,910 shares for the year ended December 31, 1998; 377,456 shares for the year ended December 31, 1999; 435,515 shares for the year ended December 31, 2000; 433,235 shares for the year ended December 31, 2001; and 446,202 for the year ended December 31, 2002.

(5)	Short-term debt consists of bank loans and the current portion of long-term debt. Long-term debt consists of debentures and bank loans.

(6)	Total stockholders’ equity includes minority interests as follows: Ps.2,492 million at December 31, 1998; Ps.2,946 million at December 31, 1999; Ps.2,573 million at December 31, 2000; Ps.2,514 million at December 31, 2001; and Ps.2,585 million at December 31, 2002.

(7)	Includes 300,000 tons of temporarily idled production capacity.

(8)	Includes 46,170 tons of temporarily idled production capacity.

DIVIDENDS

     Our ability to pay dividends is limited by Mexican law, our bylaws (estatutos sociales) and by financial covenants contained in some of our credit agreements. Because we are a holding company with no significant operations of our own, we have distributable profits to pay dividends to the extent that we receive dividends from our subsidiaries. Accordingly, there can be no assurance that we will pay dividends or of the amount of any such dividends.

     Pursuant to Mexican law and our bylaws, the declaration, amount and payment of dividends are determined by a majority vote of the holders of the outstanding shares represented at a duly convened shareholders’ meeting, generally, but not necessarily, based on the recommendation of the board of directors. The amount of any future dividend would depend on, among other things, operating results, financial condition, cash requirements, losses for prior fiscal years, future prospects, the extent to which debt obligations impose restrictions on dividends and other factors deemed relevant by the board of directors and the shareholders.

     In addition, under Mexican law, companies may only pay dividends:

•	from earnings included in year-end financial statements that are approved by shareholders at a duly convened meeting;

•	after any existing losses applicable to prior years have been made up or absorbed into capital;

•	after at least 5% of net profits for the relevant fiscal year have been allocated to a legal reserve until the amount of the reserve equals 20% of a company’s paid-in capital stock; and

•	after shareholders have approved the payment of the relevant dividends at a duly convened ordinary shareholders’ meeting.

     Holders of our American Depositary Receipts, or ADRs, on the applicable record date are entitled to receive dividends declared on the shares represented by American Depositary Shares, or ADSs, evidenced by such ADRs. The depositary will fix a record date for the holders of ADRs in respect of each dividend distribution. We pay dividends in pesos and holders of ADSs will receive dividends in U.S. dollars (after conversion by the depositary from pesos, if not then restricted under applicable law) net of the fees, expenses, taxes and governmental charges payable by holders under the laws of Mexico and the terms of the deposit agreement.

     The ability of our subsidiaries to make distributions to us is limited by the laws of each country in which they were incorporated and by their constitutive documents. For example, our ability to repatriate dividends from our Venezuelan Operations may be adversely affected by exchange controls and other recent events. See “Item 3. Risk Factors—Risks Related to Venezuela—Venezuela Presents Significant Economic Uncertainty and Political Risk.” In the particular case of Gruma Corporation, our principal U.S. subsidiary, its ability to pay dividends is subject to financial covenants contained in some of its debt and lease agreements, including covenants which limit the amount of dividend payments. Upon the occurrence of any default or event of default under these credit and lease agreements, Gruma Corporation generally is prohibited from making any dividend or other payments. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

     In April 1999, we issued 5,882,717 series B shares in connection with the capitalization of retained earnings of approximately Ps.135.6 million. In that year we issued a stock dividend of one series B share for each 60 outstanding series B shares. We did not pay dividends in 2000, 2001 or 2002. In 2003, we paid dividends of Ps.287 million.

EXCHANGE RATE INFORMATION

     Mexico has had a free market for foreign exchange since 1991. Prior to December 1994, the Mexican central bank (Banco de México) kept the peso-U.S. dollar exchange rate within a range prescribed by the government through intervention in the foreign exchange market. In December 1994, the government suspended intervention by Banco de México and allowed the peso to float freely against the U.S. dollar. The peso declined sharply in December 1994 and continued to fall under conditions of high volatility in 1995. In 1996 and most of 1997, the peso fell more slowly and was less volatile. In the last quarter of 1997 and for much of 1998, the foreign exchange markets were volatile as a result of financial crises in Asia and Russia and financial turmoil in countries including Brazil and Venezuela. The peso declined during this period, but was relatively stable in 1999, 2000 and 2001. However, economic and financial crises in Argentina and civil and political unrest in Venezuela resulted in volatility in the foreign exchange markets in 2002, including a decline in the value of the peso against the U.S. dollar. To date in 2003, the foreign exchange markets have remained volatile due to international developments, including events in Argentina and Venezuela as well as the war in Iraq. There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate in the future.

     The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been restated in constant currency units.

	Noon Buying Rate (Ps. Per U.S.$)

Year	High(1)	Low(1)	Average(2)	Period End

1998	Ps.10.6300	Ps.8.0400	Ps.9.2425	Ps.9.9010
1999	10.6000	9.2430	9.5630	9.4800
2000	10.0870	9.1825	9.4716	9.6180
2001	9.9720	8.9460	9.3255	9.1560
2002	10.4250	9.0005	9.7458	10.4250
2003 (through June 18)	11.2350	10.1130	10.6720	10.5980
December 2002	10.4245	10.1025	10.2250	10.4250
January 2003	10.9780	10.3210	10.6220	10.9020
February 2003	11.0640	10.7740	10.9450	11.0285
March 2003	11.2350	10.6610	10.9050	10.7820
April 2003	10.7700	10.3080	10.5890	10.3080
May 2003	10.4240	10.1130	10.2530	10.3400
June 2003(3)	10.7390	10.2440	10.5220	10.5980

(1)	Rates shown are the actual low and high, on a day-by-day basis for each period.

(2)	Average of month-end rates.

(3)	Through June 18, 2003.

          On June 18, 2003, the noon buying rate for pesos was Ps.10.5980 to U.S.$1.00.

RISK FACTORS

Risks Relating to Mexico

Our Business Operations Could Be Affected by Economic Conditions in Mexico

     We are a Mexican company with a significant portion of our consolidated assets located in Mexico and 35% of our consolidated net sales derived from our Mexican operations. As a result, Mexican economic conditions could impact our sales and profitability.

     In December 1994, Mexico experienced an economic crisis characterized by exchange rate instability and significant devaluation of the peso, increased inflation, high domestic interest rates, a substantial outflow of capital, negative economic growth, reduced consumer purchasing power and high unemployment. In addition, the financial crises in 1998 and early 1999 in Asia, Russia and Latin America resulted in instability in the foreign exchange markets and international financial markets. These events resulted in limited liquidity for the Mexican government and for local corporations as well as an increase in interest rates in Mexico. The recent economic and financial crises in Argentina and recent civil and political unrest in Venezuela could produce similar results. See “—Adverse Developments in Other Emerging Market Countries May Affect Mexico or the Price of Our Securities.” Although the Mexican economy declined by 0.3% in 2001, the Mexican economy grew by 0.9% in 2002 and by 2.3% in the first quarter of 2003. In April 2003, Banco de México decreased the official growth forecast for 2003 to 2.4% from its initial prediction of 3.0%.

Our Business Operations Could Be Affected by Government Policies in Mexico

     The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy could have a significant effect on Mexican private sector entities, as well as on market conditions, prices and returns on securities of Mexican issuers, including our securities.

     On December 1, 2000, Vicente Fox of the Partido Acción Nacional (National Action Party, or PAN) was inaugurated as president of Mexico, ending more than 70 years of presidential rule by the Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI). Neither the PRI nor the PAN succeeded in securing a majority in the Congress or Senate. Congressional elections will be held in July 2003 and may result in the PRI or the PAN securing a majority in the Congress. The acquisition of control of the Congress by the PRI or PAN could result in changes in Mexico’s economic and other policies that may adversely affect our business and results of operations.

     In the case of our sales of corn flour, governmental policies have affected us negatively and may continue to do so. The elimination of the tortilla subsidy for consumers, coupled with the government’s decision to close Compañía Nacional de Subsistencias Populares, or CONASUPO, which resulted in the sale of its corn reserves at below market prices, reduced sales and hurt profits in 1999. In the months leading up to the July 2000 presidential election, the government took other steps that further reduced corn prices, such as increasing the number of corn import permits issued to corn traders. These actions drove down the domestic price of corn, which further reduced sales of corn flour. During 2001, 2002 and 2003, the Mexican government issued import permits based upon the availability of domestic corn, which contributed to the stability of domestic corn prices during this period. In 2003, however, the number of import permits issued by the Mexican government has decreased due to sufficient availability of domestic corn. See “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Financial Condition and Results of Operations—Effects of Deregulation of the Mexican Tortilla and Corn Flour Industry.”

     The level of environmental regulation and enforcement in Mexico has increased in recent years. The Comision Nacional del Agua, or CNA, has brought enforcement proceedings against us for water discharges from two of our facilities in Mexico. While we are vigorously defending this action, we cannot assure you that we will succeed or that further actions of this type will not be brought against us. We expect the trend toward greater environmental regulation and enforcement to continue and to be accelerated by international agreements between Mexico and the United States. The promulgation of new environmental regulations or higher levels of enforcement may adversely affect us.

Devaluations of the Mexican Peso Affect our Financial Performance

     The peso has depreciated substantially against the U.S. dollar in the past and may depreciate significantly in the future. As of December 31, 2002, 98% of our debt obligations were denominated in U.S. dollars. However, we generate 48% of our revenues in U.S. dollars which in 2002 represented 132% of our then outstanding debt obligations. While the dollar revenues we earn may act as a natural hedge for part of our dollar-denominated debt obligations, we have not entered into derivative contracts to hedge our foreign currency risk. Therefore, we remain exposed to foreign exchange risks that could affect our ability to meet our obligations and result in foreign exchange losses on our dollar-denominated obligations.

     The peso depreciation of 1994 to 1996 resulted in an aggregate net foreign exchange loss of Ps.295 million over this three-year period. We posted net foreign exchange losses in 2000 of Ps.61 million, net foreign exchange gains of Ps.100 million in 2001 and net foreign exchange losses of Ps.263 million in 2002. Any significant decrease in the value of the peso relative to the U.S. dollar in the near term may have an adverse effect on our liquidity and on our ability to meet our dollar-denominated debt obligations.

High Levels of Inflation and High Interest Rates in Mexico Could Adversely Affect the Business Climate in Mexico and our Financial Condition and Results of Operations

     Mexico has experienced high levels of inflation in recent years. The annual rate of inflation, as measured by changes in the National Consumer Price Index, was 8.96% for 2000, 4.40% for 2001 and 5.70% for 2002. From January through May 2003, the inflation rate was 1.16%. On June 18, 2003, the 28-day CETES rate was 5.31%. While the substantial part of our debt is dollar-denominated at this time, high interest rates in Mexico may adversely affect the business climate in Mexico generally and our financing costs in the future and thus our financial condition and results of operations.

Adverse Developments in Other Emerging Market Countries May Affect Mexico or the Price of Our Securities

     We are a Mexican company with substantial operations in Mexico, Venezuela and Central America. The prices of securities issued or guaranteed by Mexican companies have been, to varying degrees, and the Mexican economy has been, influenced by economic and market conditions in other emerging market countries, particularly in Latin America. Although economic, political and other conditions are different in each country, investors’

reactions to developments in one country may affect the securities of issuers or guarantors in other countries, including Mexico.

     In late October 1997, prices of Mexican equity securities dropped substantially, precipitated by a sharp drop in value of Asian markets. Similarly, in the second half of 1998, prices of Mexican securities were adversely affected by the economic crises in Russia and in Brazil.

     Argentina’s insolvency and recent default on its public debt, which deepened the existing financial, economic, and political crises in that country, may adversely affect Latin America generally or securities of issuers or guarantors in other Latin American countries or with operations in other Latin American countries. To the extent that the Argentine government is unsuccessful in preventing further economic decline, the crisis in Argentina may adversely affect issuers or guarantors in other Latin American countries or with operations in other Latin American countries.

     Events in Venezuela, where we derived 11.6% of our net sales in 2002, may adversely affect us. In recent years, Venezuela has experienced considerable volatility and depreciation of its currency, high interest rates, political instability and civil unrest. In February 2002, the government abandoned its policy of locking the Venezuelan bolívar within an exchange rate band in favor of a free floating exchange rate system, resulting in an immediate 35% depreciation of the Venezuelan bolívar. The April 2002 coup, which ousted President Hugo Chávez from office for two days, marked the climax of the political instability that continued throughout the remainder of 2002. In addition, a nation-wide general strike that began in early December 2002 and lasted for approximately two months has caused a significant reduction in oil production in Venezuela, and has had a material adverse effect on Venezuela’s oil-dependent economy. In 2002, inflation in Venezuela reached 31.2%, the Venezuelan bolívar depreciated 85.1% against the U.S. dollar and Venezuela’s gross domestic product decreased 8.9%. More recently, in February 2003, in response to the general strike and in an effort to shore up the economy and control inflation, Venezuelan authorities imposed foreign exchange and price controls. Further economic stagnation in the private sector is expected to result as a consequence of these market distortions. There is a risk that a continuation or worsening of these conditions could adversely affect us or Mexico, generally, or issuers or guarantors in other countries, including Mexico.

     The market value of our shares and ADSs may be adversely affected by the events in Argentina and Venezuela as well as other events in other countries.

Terrorist Attacks and Certain Actions Taken by the United States or Others Could Adversely Affect Economic Conditions Globally, Which May Have a Negative Affect on Our Business

     The terrorist attacks on September 11, 2001 depressed economic activity in the United States and globally, including in Mexico. It is not certain how long these economic conditions will continue. If additional terrorist attacks occur, the post-war situation in Iraq worsens or other wars are declared by the United States or others, economic conditions in the United States and internationally are likely to deteriorate. Our business, financial condition and results of operations may be materially and adversely affected as a result of any such actions. These events could also adversely affect the market value of our shares and ADSs.

You May Be Unable to Enforce Judgments Against Us in Mexican Courts

     We are a Mexican corporation (sociedad anónima de capital variable). Most of our directors and executive officers are residents of Mexico, and a significant portion of the assets of our directors and executive officers, and a significant portion of our assets, are located in Mexico. You may experience difficulty in effecting service of process upon our company or our directors and executive officers in the United States, or, more generally, outside of Mexico and in enforcing civil judgments of non-Mexican courts in Mexico, including judgments predicated on civil liability under U.S. federal securities laws, against us, or our directors and executive officers. We have been advised by Salvador Vargas Guajardo, Esq., our General Counsel, that there is doubt as to the enforceability in original actions in Mexican courts of liabilities predicated solely on the U.S. federal securities laws.

Differences Between Mexican GAAP and U.S. GAAP May Have an Impact on the Presentation of Our Financial Information

     Our annual audited consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in some significant respects from U.S. GAAP. Financial results reported using Mexican GAAP may differ substantially from those results that would have been obtained using U.S. GAAP. We are required, however, to file an annual report on Form 20-F containing financial statements reconciled to U.S. GAAP, although this filing only contains year-end financial statements reconciled to U.S. GAAP for our three most recent fiscal years. See Note 20 to our audited consolidated financial statements.

Risks Relating to Our Company

The Presence of Genetically Altered Corn and Wheat in Our Products May Have a Negative Impact on Our Sales, Profits or Stock Price

     As we do not grow our own corn or wheat, we are required to buy these items from various producers in the United States, Mexico and elsewhere. Although we only buy corn and wheat from farmers and grain elevators who agree to supply us with approved varieties of grain and we have developed a protocol to test and monitor our grain for certain strains of bacteria and chemicals that have not been approved for human consumption, we may unwittingly buy genetically modified corn that is not approved for human consumption. This may result in costly recalls and subject us to lawsuits.

     In recent years, various claims have been alleged, mostly in the United States and the European Union, that genetically modified foods are unsafe for human consumption, pose risks of damage to the environment and create legal, social and ethical dilemmas. Some countries, particularly in the European Union, have instituted a de facto moratorium on the import of grain produced from genetically modified seeds. Some countries have imposed labeling requirements on genetically modified agricultural and food products, which may affect the acceptance of these products. To the extent that we may be perceived to be a seller of genetically modified foods, this may have a significant negative impact on our sales, profits or stock price or may force us to pay a premium for non-genetically modified foods.

Claims Related to the Alleged Presence of StarLink™ Yellow Corn in Cornmeal Sold May Have a Significant Effect on Our Profitability

     In October 2000, two of our U.S. subsidiaries initiated a voluntary recall of all yellow corn products, replacing them with products made from white corn because of the possibility that the yellow corn products may have contained StarLink™, a protein not approved for human consumption in the United States. Because of this, for a time we sold only products made from white corn in the U.S., which is more expensive than yellow corn.

     Since that date we have been sued by various parties alleging damages due to the alleged presence of this protein. We cannot assure you that we will not be subject to additional suits regarding this matter or similar matters in the future. However, this risk has been reduced by our implementation of a stringent testing protocol, our agreement with a third party to indemnify us for consumer claims alleging the presence of StarLink™ yellow corn, and the Cry9C protein, in our products and the Environmental Protection Agency’s promulgation of the “Plant Incorporated Protectant Rule,” or PIP Rule, which states that the detection of DNA tracks of the Cry9C protein in products will no longer provide, by itself, a basis for government intervention.

Further Downgrades of Our Debt May Increase Our Financing Costs

     In November 1999, Standard & Poor’s lowered the rating on our U.S.$250 million unsecured notes due 2007 from triple-B-minus to double-B-plus. In September 2000, Moody’s downgraded our debt from Ba1 to Ba2. Additionally, in May 2001, Standard & Poor’s lowered our corporate credit rating to double-B from double-B-plus. Although Standard & Poor’s and Moody’s changed our outlook from negative to stable in April 2002 and June 2002, respectively, Standard & Poor’s changed our outlook from stable to positive in December 2002 and Standard & Poor’s raised our corporate credit rating to double-B-plus in June 2003, future downgrades or changes in outlook could cause our costs with respect to new debt to increase which could ultimately affect our stock price and increase our financing costs.

Fluctuations in the Cost and Availability of Corn and, to a Lesser Extent, Wheat May Affect Our Financial Performance

     Our financial performance depends upon the price and availability of corn and, to a lesser extent, wheat flour and wheat as each raw material represented 29%, 16% and 13% of our cost of sales in 2002, respectively. Mexican and world markets have experienced periods of over-supply and shortage of corn and wheat, some of which have caused adverse effects on our results of operations. Because of this volatility, we may not always be able to pass along our increased costs to our customers in the form of price increases. We cannot always predict whether or when shortages or over-supply of corn and wheat will occur. In addition, as described above, future Mexican or other governmental actions could affect the price and availability of corn and wheat. Any adverse developments in domestic and international corn and wheat markets could have a material adverse effect upon our business, financial condition, results of operations and prospects.

We Have Suffered Losses at PRODISA, Our Mexican Packaged Tortilla Operations

     We have suffered operating losses at PRODISA, our packaged tortilla operations in Mexico, amounting to Ps.302 million in 2000, Ps.228 million in 2001 and Ps.76 million in 2002. PRODISA’s operating losses in 2000 and 2001 resulted primarily from the operation of the bread business which was discontinued in November 2001. Although PRODISA reported earnings improvements in 2002, we cannot assure you that this trend will continue.

Risks Related to Venezuela

Venezuela Presents Significant Economic Uncertainty and Political Risk

     Our operations in Venezuela accounted for approximately 11.6% of our net sales in 2002. The current president, Hugo Chávez, who led one of two 1992 coup attempts, was elected in December 1998. The new constitution, brought into force in December 1999, required new elections, which were held on July 20, 2000. Chávez was re-elected for a six-year term. His election, as a candidate of the Movimiento Quinta República, or MRV, represents a radical disenfranchisement of the Venezuelan population from traditional political parties. Subsequent congressional elections failed to result in the MRV gaining decisive control of the legislative body. Therefore, it is difficult and premature to determine the nature of new policies this administration will adopt towards the private sector and our business in particular. Our financial condition and results of operations may be adversely affected by such policies.

     Historically, the Venezuelan government has exercised significant influence over the Venezuelan economy. Although the government has, during the last five years, intermittently undertaken reform programs to lessen its role in the economy, the government continues to exert influence over the economy. Such policies deal with controlling inflation and adjusting the value of the bolívar, the Venezuelan currency. Government actions are likely to continue to have a major effect on Venezuelan entities, market conditions, prices and returns on securities carrying Venezuelan risks.

     On February 12, 2002, Venezuela’s government floated its currency, ending a five-year-old regime that permitted the bolívar to trade only within a fixed band. The Venezuelan government took this step as a result of severe strains on the exchange rate and a substantial erosion in international reserves. Capital flight, inflation, a recession and the devaluation of the bolívar have been the result. The bolívar depreciated significantly against the U.S. dollar as a result of this action. On February 11, 2002, the noon buying rate in New York City for cable transfers in bolívars published by the Federal Reserve Bank of New York was 769.00 to U.S.$1.00 and on December 31, 2002, the noon buying rate for bolívars was 1,392.00 to U.S.$1.00. In response to the nation-wide general strike and in an effort to shore up the economy and control inflation, Venezuelan authorities imposed foreign exchange and price controls in early 2003. Foreign exchange controls could limit our ability to convert bolívars into other currencies and transfer funds out of Venezuela. On February 6, 2003, the Venezuelan government set a single fixed exchange rate for the bolívar against the U.S. dollar of 1,600.00 bolívars to U.S.$1.00 (on February 5, 2003, the noon buying rate for bolívars was 1,924.00 to U.S.$1.00). On February 11, 2003, the Venezuelan government established price controls on products such as corn flour and wheat flour. Because a portion of our sales are denominated in bolívars, our Venezuelan Operations produce products that are subject to price controls and we may have difficulties repatriating dividends from our Venezuelan Operations due to exchange controls, our financial condition and results of operations have been and may continue to be adversely affected.

Recent Civil and Political Unrest in Venezuela Has Had and May Continue to Have An Adverse Impact on Our Operations

     In recent years, political instability and civil unrest have plagued Venezuela. See “—Risks Relating to Mexico—Adverse Developments in Other Emerging Market Countries May Affect Mexico or the Price of Our Securities.” The severe civil and political unrest in Venezuela presents a risk to our business that we cannot control and that cannot be accurately measured or estimated. For example, as a result of the nation-wide general strike that began in early December 2002, our Venezuelan Operations temporarily suspended operations for an average of 14 days. The situation in Venezuela remains unstable and a continuation or worsening of the political instability and civil unrest in that country could materially and adversely impact our business, operations, financial condition and results of operations.

Risks Related to the United States

We May Be Unable to Maintain Our U.S. Profit Margin in the Face of a Consolidated Retail Environment

     Net sales in the U.S. constituted 48% of our total sales in 2002. As the retail grocery trade continues to consolidate and our retail customers grow larger and become more sophisticated, our retail customers demand lower pricing and increased promotional programs. There is a risk that we will not be able to maintain our U.S. profit margin in this environment.

Risks Related to Our Controlling Shareholders and Capital Structure

Holders of ADSs May Not Be Able to Vote at our Shareholders’ Meetings

     Our shares are traded on the New York Stock Exchange in the form of ADSs. There can be no assurance that holders of our shares through ADSs will receive notices of shareholder meetings from our ADS depositary with sufficient time to enable such holders to return voting instructions to our ADS depositary in a timely manner. Under certain circumstances, a person designated by us may receive a proxy to vote the shares underlying the ADSs at our discretion at a shareholder meeting.

Holders of ADSs Are Not Entitled to Attend Shareholder Meetings, and They May Only Vote Through the Depositary

     Under Mexican law, a shareholder is required to deposit its shares with a Mexican custodian in order to attend a shareholders’ meeting. A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to attend shareholders’ meetings. A holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs, in accordance with procedures provided for in the deposit agreement, but a holder of ADSs will not be able to vote its shares directly at a shareholders’ meeting or to appoint a proxy to do so. In addition, such voting instructions may be limited to matters enumerated in the agenda contained in the notice to shareholders and with respect to which information is available prior to the shareholders’ meeting.

Holders of ADSs May Not Be Able to Participate in Any Future Preemptive Rights Offering and as a Result May Be Subject to a Dilution of Equity Interest

     Under Mexican law, if we issue new shares for cash as a part of a capital increase, we must generally grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally be permitted to allow holders of our shares through ADSs in the United States to exercise any preemptive rights in any future capital increases unless (i) we file a registration statement with the U.S. Securities and Exchange Commission, or SEC, with respect to that future issuance of shares or (ii) the offering qualifies for an exemption from the registration requirements of the Securities Act. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, as well as the benefits of preemptive rights to holders of our shares through ADSs in the United States and any other factors that we consider important in determining whether to file a registration statement.

     We are under no obligation to, and there can be no assurance that we will, file a registration statement with the SEC to allow holders of our shares through ADSs in the United States to participate in a preemptive rights offering. In addition, under current Mexican law, sales by the ADS depositary of preemptive rights and distribution of the proceeds from such sales to the holders of our shares through ADSs is not possible. As a result, the equity interest of holders of our shares through ADSs would be diluted proportionately and such holders may not receive any economic compensation. See “Item 10. Additional Information—Bylaws—Preemptive Rights.”

The Protections Afforded to Minority Shareholders in Mexico Are Different From Those in the United States

     Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the law concerning fiduciary duties of directors and controlling shareholders is not well developed and there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.

We Have Significant Transactions With Affiliates That Could Create Potential Conflicts of Interest

     We have obtained loans from a subsidiary of Grupo Financiero Banorte, S.A. de C.V., a financial institution in which we own over 11% of its capital stock. We purchase some of our inventory ingredients from our shareholder and associate Archer-Daniels-Midland Company, or Archer-Daniels-Midland. During 2000, 2001 and 2002, we purchased U.S.$75 million, U.S.$90 million and U.S. $84 million, respectively, from Archer-Daniels-Midland. Transactions with affiliates may create the potential for conflicts of interest. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

Exchange Rate Fluctuations May Affect the Value of Our Shares

     Fluctuations in the exchange rate between the Peso and the U.S. Dollar will affect the U.S. Dollar value of an investment in our shares and of dividend and other distribution payments on those shares. See “Item 3. Key Information—Exchange Rate Information.”

Our Bylaws Restrict the Ability of Non-Mexican Shareholders to Invoke the Protection of Their Governments With Respect to Their Rights as Shareholders

     As required by Mexican law, our bylaws provide that non-Mexican shareholders shall be considered as Mexican in respect of their ownership interests in Gruma, S.A. de C.V. and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of its own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in Gruma, S.A. de C.V. If you invoke such governmental protection in violation of this agreement, your shares could be forfeited to the Mexican government.

Our Controlling Shareholder Exerts Substantial Control Over Our Company

     As of April 30, 2003, Roberto González Barrera controlled directly or indirectly approximately 53.5% of our outstanding shares. Consequently, Mr. González Barrera has the power to elect the majority of our directors and to determine the outcome of most actions requiring approval of our stockholders. The interests of Mr. González Barrera may differ from those of our other shareholders. Mr. González Barrera’s holdings are described under “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

     Mr. González Barrera has pledged part of his shares in our company to secure some of his borrowings. If the lenders enforce their rights against any or all of these shares, Mr. González Barrera could lose control over us and a change of control could result. In addition, this could trigger a default in one of our credit agreements and have a material adverse effect upon our business, financial condition, results of operations and prospects. For more information about this pledge, see “Item 7. Major Shareholders and Related Party Transactions.”

Archer-Daniels-Midland, Our Strategic Partner, Has Influence Over Some Corporate Decisions

     Archer-Daniels-Midland owns, directly or indirectly, approximately 29.7% of our outstanding shares. However, a portion of such interest is held through a Mexican corporation jointly owned with Mr. González Barrera, who has the sole authority to determine how those shares are voted. Thus, Archer-Daniels-Midland only has the right to vote 24.1% of our outstanding shares. In addition, Archer-Daniels-Midland has the right to nominate two of the 14 members of our board of directors and their corresponding alternates. Subject to certain requirements under Mexican law, Archer-Daniels-Midland may also: initiate civil lawsuits against members of the board of directors, members of the audit committee, and statutory auditors for breach of duty; appoint a statutory auditor; judicially oppose resolutions adopted at shareholder meetings; request the deferral of any vote regarding an issue about which it does not believe it has been sufficiently informed. As a result, Archer-Daniels-Midland may influence the outcome of actions requiring the approval of our shareholders or our board of directors. Mr. González Barrera and Archer-Daniels-Midland have also granted each other rights of first refusal in respect of their shares in our company, subject to specified conditions.

Our Relationship With Archer-Daniels-Midland Could Become Adverse and Hurt Our Performance

     Archer-Daniels-Midland owns, directly or indirectly, approximately 29.7% of our outstanding shares and an interest of 5% in Molinos Nacionales, C.A., or MONACA, 40.0% in Molinera de México, S.A. de C.V., or Molinera de México, and 20% in Azteca Milling, L.P., or Azteca Milling. These subsidiaries account for 33% of our revenue. Although we own a majority ownership interest in these subsidiaries, in each of Azteca Milling and Molinera de Mexico we are required to obtain the consent and cooperation of Archer-Daniels-Midland with respect to certain matters in order to increase our capital expenditures and to implement and expand upon our business strategies.

     We cannot assure you that our relationships with Archer-Daniels-Midland will be harmonious and successful. Disagreements with Archer-Daniels-Midland could affect the execution of our strategy and, as a result, we may be placed at a competitive disadvantage.

We Are a Holding Company and Depend Upon Dividends and Other Funds From Subsidiaries to Service Our Debt

     We are a holding company with no significant assets other than the shares of our subsidiaries. As a result, our ability to meet our debt service obligations depends primarily upon our receiving sufficient funds from our subsidiaries. Under Mexican law, companies may only pay dividends:

•	from earnings included in year-end financial statements that are approved by shareholders at a duly convened meeting;

•	after any existing losses applicable to prior years have been made up or absorbed into capital;

•	after at least 5% of net profits for the relevant fiscal year have been allocated to a legal reserve until the amount of the reserve equals 20% of a company’s paid-in capital stock; and

•	after shareholders have approved the payment of the relevant dividends at a duly convened meeting.

     In addition, Gruma Corporation is subject to covenants in some of its debt and lease agreements which partially restrict the amount of dividends that can be paid, limit advances or loans to us, and require the maintenance of specified financial ratios and balances. For additional information concerning these restrictions on inter-company transfers, see “Item 3. Key Information—Dividends” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

     We own approximately 83.2% of the outstanding shares of Grupo Industrial Maseca, S.A. de C.V., or GIMSA, 95% of MONACA, 50% of Derivados de Maíz Seleccionado, S.A. or DEMASECA, 80% of Azteca Milling (through Gruma Corporation) and 60% of Molinera de México. Accordingly, we are entitled to receive only our pro rata share of any of these subsidiaries’ dividends.

     Our ability to repatriate dividends from our Venezuelan Operations may be adversely affected by exchange controls and other recent events. See “Item 3. Risk Factors—Risks Related to Venezuela—Venezuela Presents Significant Economic Uncertainty and Political Risk.”

ITEM 4. Information on the Company.

DESCRIPTION OF BUSINESS

     We are one of the largest corn flour and tortilla producers and distributors in the world. Based on production and sales volumes, we are one of the leading producers and distributors of corn flour and tortillas in the United States, the leading producer of corn flour and one of the leading producers of wheat flour in Mexico and the second largest producer of corn flour and wheat flour in Venezuela. We are also the largest producer of corn flour and tortillas in Central America.

     Our focus has been and continues to be the efficient and profitable expansion of our core business—corn flour, tortilla, and wheat flour production. We pioneered the dry corn flour method of tortilla production, which offers several advantages over the centuries-old traditional wet dough method. These advantages include higher production yields, reduced production costs, more uniform quality and longer shelf life. The corn flour method of production offers significant opportunities for growth. Using our technology and know-how, we hope to encourage tortilla and tortilla chip producers in Mexico, Central America and the United States to convert to the corn flour method of tortilla and tortilla chip production. As a result of these efforts, we have become one of the leading tortilla producers in the United States and have been increasing the strength of our brand name. In addition, we hope to increase the presence of other areas of our business, including packaged tortillas in the United States, Mexico, Central America and Europe and wheat flour in Mexico and Venezuela.

     The following table sets forth our revenues by geographic market for years ended December 31, 2000, 2001 and 2002.

	Year ended December 31,

	2000		2001		2002

	(in millions of Pesos of constant purchasing power
	as of December 31, 2002)
United States (includes European operations)	Ps.	8,986	Ps.	8,822	Ps.	9,276
Mexico		6,847		6,913		6,617
Venezuela		2,238		1,996		2,231
Central America		1,180		1,185		1,051

Total	Ps.	19,251	Ps.	18,916	Ps.	19,174

History and Developmental Highlights

     Gruma, S.A. de C.V. is a corporation (sociedad anónima de capital variable) registered in Monterrey, Mexico under the Ley General de Sociedades Mercantiles, or the Mexican Companies Law on December 24, 1971 with a corporate life of 99 years. Our full legal name is Gruma, S.A. de C.V., but we are also known by our commercial names: Gruma and Maseca. The address of our principal executive office is Calzada del Valle Ote. 407, Colonia del Valle, San Pedro Garza García, Nuevo León, 66220 México and our telephone number is (52) 818-3-99-33-00. Our legal domicile is Reforma No. 300, 6° Piso, Col. Juárez, México D.F., CP 06600.

     We were founded in 1949, when Roberto González Barrera, the Chairman of our board of directors and Chief Executive Officer, started producing and selling corn flour in Northeastern Mexico as an alternative ingredient in producing tortillas. For more than 50 years, we have revolutionized the manner and the scale in which tortilla and other corn products are produced within Mexico and other countries.

     Prior to our founding, all corn tortillas were made using a rudimentary process. The principal ingredient in tortillas is corn dough, which can be prepared in one of two ways: by the traditional method in which a batch of corn is boiled in a limestone solution, following which the wet cooked corn is milled into corn dough, or by using dry corn flour that can be made into dough by adding water (the “corn flour method”). We believe that the preparation of tortillas using the corn flour method presents major advantages, including greater efficiency and higher quality.

     For the manufacture of corn flour, we developed a method of utilizing sophisticated hammer mills that grind corn into very fine flour named Maseca®. The Maseca corn flour is then carefully sifted through a series of selected screens, combined with water and other custom ingredients and then baked. This unique process makes our tortillas consistent and readily available. This process has been a significant impetus for growth, resulting in expanding corn flour and tortilla production and sales throughout Mexico, the United States, Central America, Venezuela and Europe. In addition, we have diversified our product mix to include wheat flour in Mexico and Venezuela.

     The following are some significant historical highlights:

•	In 1949, we founded GIMSA, which is engaged principally in the production, distribution and sale of corn flour in Mexico. GIMSA’s corn flour is used mainly in the preparation of tortillas and other related products. GIMSA pioneered the dry corn flour method of producing tortillas, which results in greater efficiency and product consistency in contrast to the centuries-old wet corn dough method. We are now the largest corn flour producer in Mexico, with a corn flour market share of approximately 73% in 2002. We estimate that our corn flour is used in 36% of the corn tortillas consumed in Mexico.

•	In 1972, we entered the Central American market with our first operations in Costa Rica. Today, we produce and sell corn flour in Costa Rica, Guatemala, Honduras and El Salvador, and export corn flour to Nicaragua. To a lesser extent, we now produce in Central America tortillas and snacks and also cultivate and sell hearts of palm and process and sell rice.

•	In 1977, we entered the U.S. market. Our operations have grown to include products such as tortillas, corn flour and other tortilla related products. We are one of the largest producers and distributors of corn flour and packaged tortillas in the United States.

•	In 1993, we entered the Venezuelan corn flour market through an investment in DEMASECA, a Venezuelan corporation producing corn flour. We increased our beneficial ownership in 1998 to 50%. In August 1999, with the acquisition of MONACA, the second largest corn flour and wheat flour producer in Venezuela at the time, we significantly strengthened our presence in the Venezuelan market. In 2002, we continued to be the second largest corn flour and wheat flour producer in that country.

•	In 1994, we began our packaged tortilla operations in Mexico as part of our strategy to broaden our product lines in Mexico, achieve vertical integration of our corn flour operations and capitalize upon our experience in producing and distributing packaged tortillas in the United States.

•	In 1996, we strengthened our position in the U.S. corn flour market through an association with Archer-Daniels-Midland. Through this association we combined our existing U.S. corn flour operations and strengthened our position in the U.S. corn flour market. This association also allowed us to enter the Mexican wheat flour market by acquiring a 60% ownership interest in Archer-Daniels-Midland’s Mexican wheat flour operations. We have expanded our presence in this market by acquiring all or part of several additional wheat mills.

•	From 1997 through 2000, we initiated a significant plant expansion program. During this period, we acquired several wheat flour plants in Mexico. We also expanded two existing corn flour plants and built a bread plant in Mexico. We acquired two existing tortilla plants and built three tortilla plants in the United States. We also expanded a corn flour plant in Honduras, built a corn flour plant in El Salvador and built a frozen bread plant in Costa Rica. We also completed construction of a tortilla plant in Coventry, England.

•	In 2001 and 2002, as a result of our comprehensive review of our portfolio, we discontinued our bread operations in Mexico, Central America and the United States. In November 2001, we sold our bread business in Central America and the bread manufacturing equipment of our Mexican operations. In 2002, we sold certain assets of our bread operations in the United States for U.S.$0.3 million.

Subsidiaries

     We are a holding company and conduct our operations through subsidiaries. The table below sets forth our principal subsidiaries.

	Principal	Jurisdiction of	Percentage	Products/
Name of Company	Markets	Incorporation	Owned(1)	Services

Mexican Operations

Grupo Industrial Maseca, S.A. de C.V. (“GIMSA”)	Mexico	Mexico	83%	Corn flour
Molinera de México, S.A. de C.V. (“Molinera de México”)	Mexico	Mexico	60	Wheat flour
Productos y Distribuidora Azteca, S.A. de C.V. (“PRODISA”)	Mexico	Mexico	100	Packaged tortillas

U.S. Operations
Gruma Corporation	United States	Nevada	100	Packaged
				tortillas, Other
				tortilla related
				products
Azteca Milling(2)	United States	Texas	80	Corn flour

Central American Operation

Gruma Centro América, S.A.	Costa Rica,	Costa Rica	100	Corn flour,
	Honduras,			Packaged
	Guatemala, El			tortillas, Snacks,
	Salvador,			Hearts of Palm,
	Nicaragua			Rice

Venezuelan Operations(3)

Molinos Nacionales, C.A. (“MONACA”)	Venezuela	Venezuela	95	Corn flour,
				Wheat flour,
				Other products
Derivados de Maíz Seleccionado, C.A (“DEMASECA”)	Venezuela	Venezuela	50	Corn flour

Other Subsidiaries

Investigación de Tecnología Avanzada, S.A. de C.V. (“INTASA”)	Mexico	Mexico	100%	Construction,
				Technology and
				Equipment
				operations

(1)	Percentage of equity capital owned by us directly or indirectly through subsidiaries.
(2)	A limited partnership between Gruma Corporation (80%) and Archer-Daniels-Midland (20%).
(3)	Together these subsidiaries are referred to as “our Venezuelan Operations” or “Venezuela operations.”

     Our subsidiaries accounted for the following percentages and amount of our net sales in millions of pesos of constant purchasing power as of December 31, 2002 for the years ended December 31, 2000, 2001 and 2002.

	Year ended December 31,

	2000		2001		2002

	In Millions	Percentage	In Millions	Percentage	In Millions	Percentage
	of Pesos	of Net Sales	of Pesos	of Net Sales	of Pesos	of Net Sales

Gruma Corporation	Ps.8,660	45%	8,822	47%	Ps.9,276	48%
GIMSA	5,271	27	4,947	26	4,763	25%
Venezuelan Operations	2,238	12	1,996	11	2,231	12%
Molinera de México	1,510	8	1,547	8	1,721	9%
Gruma Centro América	1,180	6	1,185	6	1,051	5%
PRODISA	407	2	401	2	187	1%
Others (and eliminations)	(16)	0	17	0	(53)	0

Association with Archer-Daniels-Midland

     We entered into an association with Archer-Daniels-Midland in September 1996. Archer-Daniels-Midland is one of the world’s largest corn refiners, oil seed processors and flour millers and produces, processes, transports and exports agricultural products worldwide. Through our partnership we have improved our position in the U.S. corn flour market and gained an immediate presence in, and a new avenue for growth through, the Mexican wheat flour market.

     As a result of this association, we received 80% ownership of our combined U.S. corn flour operations and 60% of Archer-Daniels-Midland’s Mexican wheat milling operations. We also gained exclusive rights from Archer-Daniels-Midland in specified corn flour and wheat flour markets. In return, Archer-Daniels-Midland received approximately 22% of our total outstanding shares, and 20% ownership of our combined U.S. corn flour operations. Archer-Daniels-Midland also obtained the right to designate two of the 14 members of our board of directors and their corresponding alternates. We and Archer-Daniels-Midland, exclusively through our jointly-owned enterprises, produce and distribute wheat flour in Mexico and corn flour in the United States. Currently, Archer-Daniels-Midland owns, directly or indirectly, approximately 29.7% of our outstanding shares. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Controlling Shareholders and Capital Structure—Archer-Daniels-Midland, Our Strategic Partner, Has Influence Over Some Corporate Decisions.”

Strategy

     Our strategy for growth is to focus on our core business—the manufacturing of tortillas, corn flour and wheat flour—and to capitalize upon our leading positions in the corn flour and tortilla industries. Our strategy includes the following key elements:

•	Encourage Transition from Traditional Cooked-Corn Method to Corn Flour Method: We continue to view the transition from the traditional method to the corn flour method of making tortillas as the primary opportunity for increased corn flour sales. We will continue to encourage this transition through improving customer service, advertising and promoting our MASECA® brand corn flour, as well as leveraging off of its manufacturing capacity and distribution networks in Mexico, the United States, Central America and Venezuela.

•	Expand in the Growing Retail and Food Service Tortilla Markets in the United States and Elsewhere: We believe that the size and growth of the U.S. retail and food service tortilla markets offer significant opportunities for expansion. We also believe new markets in other countries offer us significant opportunities.

•	Develop the First National Tortilla Brand in the United States: We intend to complete the process of establishing Gruma Corporation’s MISSION® tortilla brand as the first national tortilla brand by increasing our efforts at building brand name recognition and by further expanding and utilizing Gruma Corporation’s distribution network, first in our existing markets, where we believe there is potential for further growth, and second, in markets where Gruma Corporation currently does not have a significant presence but where we believe strong demand for tortillas already exists.

•	Improve Operating Efficiencies: We have significant cost and expense reduction opportunities in our administrative areas that should allow us to improve margins and cash flow in the mid-term. One of the ways in which we are accomplishing this is by implementing shared services within our operations in order to achieve greater efficiencies through synergies in information technology, accounting, cash management and supply chain management systems. We expect that these efforts will enable us to achieve significant savings and greater profitability. We also intend to continue our research and development efforts in order to further improve the efficiency of our proprietary corn flour and tortilla production technology, which we believe provides us a significant advantage over our competitors.

•	Capitalize on Our Existing Infrastructure: We intend to pursue a profitable growth strategy and capitalize on existing infrastructure and continue our drive to improve operational efficiencies. Since most of our subsidiaries already have sufficient installed capacity, we anticipate that most of our capital expenditures in 2003 will be used for technology upgrades. We also anticipate that additional production capacity will be provided primarily by adding new production lines at some of our existing facilities.

U.S. and European Operations

Overview

     We conduct our United States and European operations principally through our subsidiary Gruma Corporation, which manufactures and distributes corn flour, packaged tortillas and related products. Gruma Corporation commenced operations in the United States in 1977, initially developing a presence in certain major tortilla consumption markets by acquiring small tortilla manufacturers and converting their production processes from the traditional “wet corn dough” method to our dry corn flour method. Eventually, we began to build our own state-of-the-art tortilla plants in certain major tortilla consumption markets. We have vertically integrated our operations by (1) building corn flour manufacturing facilities in the United States, (2) establishing corn purchasing operations, (3) developing marketing and advertising campaigns to develop brand name recognition, (4) expanding distribution networks for corn flour and our tortilla products, and (5) using our technology to design and build proprietary tortilla manufacturing machinery for use in our U.S. and European operations.

     In September 1996, we combined our U.S. corn flour milling operations with Archer-Daniels-Midland’s corn flour milling operations into a newly formed limited partnership, known as Azteca Milling, L.P., in which Gruma Corporation holds an 80% interest.

     During 2000, Gruma Corporation opened its first European tortilla plant in Coventry, England, initiating our entry into the European market.

Gruma Corporation

     Gruma Corporation operates primarily through its Mission Foods division and Azteca Milling, L.P., a limited partnership between Gruma Corporation (80%) and Archer-Daniels-Midland (20%). Gruma Corporation is one of the leading manufacturers and distributors of packaged tortillas and related products throughout the United States and Europe through its Mission Foods division. Gruma Corporation is one of the leading producers of corn flour in the United States through Azteca Milling, L.P. Gruma Corporation’s tortilla and related products operations will be referred to below as “Mission Foods.” Gruma Corporation’s corn flour operation will be referred to as “Azteca Milling.”

     Principal Products. Mission Foods manufactures and distributes packaged corn and wheat tortillas and related products (which include tortilla chips) under the MISSION® and GUERRERO® brand names in the United States. By continuing to build MISSION® into a strong national brand and GUERRERO® into a strong affiliated Hispanic brand, Mission Foods expects to increase market penetration, brand awareness and profitability. Azteca Milling manufactures and distributes corn flour in the United States under the MASECA® brand.

     Sales and Marketing. Mission Foods serves both retail and food service customers. Retail customers, which represent most of our business, include supermarkets, smaller independent stores and convenience stores, while food service customers include major chain restaurants, food service distributors, schools, hospitals and the military. Mission Foods is a major supplier of tortillas to Taco Bell, the largest Mexican food restaurant chain in the United States. For a discussion of litigation involving Taco Bell and other purchasers, see “Item 8. Financial Information—Legal Proceedings.”

     In the tortilla market, Mission Foods’ current marketing strategy is to increase consumer awareness of tortilla products in general, as well as enhance our position in the major retail and food service tortilla markets in the United States and Europe. Mission Foods promotes its products primarily through cooperative advertising programs with supermarkets as well as radio and television advertising, targeting both Hispanic and non-Hispanic populations. In addition, Mission Foods has combined tortilla production with recreation through the creation of an authentic tortilla factory attraction at Disneyland’s California Adventure Park in Anaheim, California. The factory is a working facility that produces corn flour and wheat flour tortillas, where guests are able to watch the production process as well as taste the results. We believe these efforts have contributed to greater consumer awareness. Mission Foods also targets food service companies and works with restaurants, institutions and distributors to address their individual needs and provide them with a full line of products. Mission Foods continuously attempts to identify new customers and markets for its tortillas and related products in the United States and Europe.

     Azteca Milling distributes approximately 35% of the corn flour it produces to Mission Foods’ plants throughout the United States and Europe. Azteca Milling’s third-party customers consist largely of other tortilla manufacturers, snack food producers, and retail customers. Azteca Milling sells corn flour in various quantities, ranging from four-pound retail packages to bulk railcar loads.

     We anticipate continued growth in the U.S. market for corn flour, tortillas, and related products. In dollar terms, Gruma Corporation’s net sales have increased at a compounded annual rate of 7.1% between 1998 and 2002. We believe that the growing consumption of Mexican-style foods by non-Hispanics in the United States and Europe will continue to increase demand for tortillas and tortilla related products. Growth in recent years in the corn flour market is attributable to this increase of corn tortilla and tortilla chip consumption in the U.S. market as well as the conversion of tortilla and tortilla chip producers from the wet dough process to our dry corn flour method.

     Competition and Market Share. The increase in tortilla and tortilla chip consumption translated into a U.S. tortilla market of approximately U.S.$4.2 billion in total sales in 2002 and a U.S. tortilla chip market of approximately U.S.$1.0 billion in total sales in 2002 (excluding sales by businesses that produce only tortilla chips, which businesses also compete with Mission Foods), according to the Tortilla Industry Association. The tortilla market is highly fragmented, regional in nature and extremely competitive. Mission Foods’ main competitors are hundreds of tortilla producers, who manufacture locally or regionally and tend to be sole proprietorships. In addition, a few large companies have tortilla manufacturing divisions that compete with Mission Foods. These companies include ConAgra, Bimbo and Harvest States. We believe Mission Foods was one of the leading manufacturers and distributors of packaged tortillas and related products throughout the United States and Europe in 2002.

     Competitors within the corn flour milling industry include independent milling operations as well as corn flour milling divisions of large companies, such as Cargill and Minsa. Azteca Milling competes with other corn flour manufacturers in the United States primarily on the basis of superior quality, technical support, customer service and brand recognition. We believe Azteca Milling was one of the leading producers of corn flour in the United States in 2002.

     Operation and Capital Expenditures. Annual production capacity for Azteca Milling and Mission Foods is estimated at 1.3 million tons, with an average utilization of 83% in 2002. Capital expenditures for the past three years were U.S.$154.5 million. Gruma Corporation’s capital expenditures for 2003 will be primarily used for certain manufacturing and technology upgrades.

     Mission Foods produces its packaged tortillas and other related products at 13 manufacturing facilities located primarily in large population centers in the eastern, western and southwestern United States and one plant in

Coventry, England. All of Mission Foods’ plants in the United States are certified by the American Institute of Baking. Mission Foods’ tortilla plant in England is certified by the British Retail Consortium.

     Azteca Milling produces corn flour at six plants located in Amarillo, Edinburg and Plainview, Texas; Evansville, Indiana; Henderson, Kentucky; and Madera, California. All plants are located within important corn growing areas. Because of Azteca Milling’s state of the art processing equipment, we are the only corn milling company to achieve ISO 9002 certification as well as certification by the American Institute of Baking. As of April 2003, Azteca Milling has three mills that are ISO 9002 certified while two mills are in the process of obtaining certification.

     Raw Materials. Corn is the principal raw material used in the production of corn flour, which is purchased from local producers or, if market conditions require, U.S. or international spot markets. Azteca Milling buys corn only from farmers and grain elevators that agree to supply approved varieties of corn. Azteca Milling tests and monitors the raw materials for certain strains of bacteria and chemicals not approved for human consumption. In addition, Azteca Milling has implemented certain testing protocols to identify genetically modified proteins in raw materials it purchases to ensure safety.

     Because corn prices tend to be somewhat volatile, Azteca Milling engages in a variety of non-speculative hedging activities in connection with the purchase of its corn supplies, including the purchase of corn futures contracts. In so doing, Azteca Milling attempts to assure corn availability approximately 12 months in advance of harvest time as well as guard against price volatility. The Texas Panhandle currently is the single largest source of food-grade corn. Azteca Milling is also involved in short-term contracts for corn procurement with many corn suppliers. Where suppliers fail to deliver, Azteca Milling can easily access the spot markets. Azteca Milling does not anticipate any difficulties in securing adequate corn supplies in the future.

     Corn flour for Mission Foods’ products is supplied almost entirely by Azteca Milling. Wheat flour for the production of wheat tortillas is purchased from third party producers at prices prevailing in the commodities markets. Because wheat flour prices tend to be somewhat volatile, Mission Foods engages in a variety of non-speculative hedging activities in connection with the purchase of wheat flour, including the purchase of wheat futures contracts. Mission Foods believes the market for wheat flour in the United States is sufficiently large and competitive to ensure that wheat flour will be available at competitive prices to supply Mission Foods’ needs.

     Distribution. An important element of Mission Foods’ sales growth has been the expansion and improvement of its tortilla distribution network, including a direct-store-delivery system to distribute most of its products. Tortillas and other freshly made products are generally delivered daily to customers. In keeping with industry practice, Mission Foods generally does not have written sales agreements with its customers. Mission Foods has also developed a food service distribution network on the west and east coasts of the United States, and in certain areas of the midwestern United States.

     The vast majority of corn flour produced by Azteca Milling is sold to trade customers in bulk and is delivered directly from the plants to the customer. Azteca Milling’s retail customers are primarily serviced by a network of distributors, although a few large retail customers have their corn flour delivered directly to them from the plants.

Mexican Operations

Overview

     Our largest business in Mexico is the manufacture and sale of corn flour, which we conduct through our subsidiary GIMSA. Through our association with Archer-Daniels-Midland, we have also entered the wheat milling business in Mexico. In addition, PRODISA engages in packaged tortilla manufacturing and distribution. Our other subsidiaries conduct research and development regarding corn flour and tortilla manufacturing equipment, produce machinery for corn flour and tortilla production and construct our corn flour manufacturing facilities.

GIMSA—Corn Flour Operation

     Principal Products. GIMSA produces, distributes and sells corn flour in Mexico, which is then used in the preparation of tortillas and other related products. In 2002, GIMSA had net sales of Ps.4,763 million. GIMSA is the largest corn flour producer in Mexico, with a corn flour market share of approximately 73% in 2002. GIMSA estimates that its corn flour is used in 36% of the corn tortillas consumed in Mexico. It sells corn flour in Mexico under the brand name MASECA®. MASECA® flour is a ready-mixed corn flour that becomes a dough when water is added. This corn dough can then be pressed to an appropriate thickness, cut to shape and cooked to produce tortillas and similar food products.

     GIMSA produces over 40 varieties of corn flour for the manufacture of different food products. It sells corn flour to tortilla and tortilla chip manufacturers as well as in the retail market. GIMSA’s principal corn flour product is a standard fine-textured, white flour used to manufacture tortillas.

     Sales and Marketing. GIMSA sells packaged corn flour in bulk 20-kilogram sacks in the wholesale market, principally to thousands of tortilla manufacturers, and one-kilogram packages in the retail market.

     The following table sets forth GIMSA’s bulk and retail sales volumes of corn flour in Mexico for the periods indicated.

	Year Ended December 31,

	2000		2001		2002

	Tons	%	Tons	%	Tons	%

Bulk	1,265,489	84	1,217,197	85	1,179,186	85
Retail	241,565	16	219,033	15	206,344	15

	1,507,054	100	1,436,230	100	1,385,530	100

     GIMSA’s customer base is comprised primarily of small tortilla producers, or tortillerías, which purchase corn flour in bulk and produce tortillas on their premises, which are then sold locally. Retail sales, representing a minor portion of revenues, are channeled to two distinct markets: urban centers and rural areas. Sales to urban consumers are made mostly through supermarket chains that use their own distribution networks to distribute MASECA® flour or through wholesalers who sell the product to smaller grocery stores throughout Mexico. Sales to rural consumers are made principally through the Mexican government’s social and distribution program Distribuidora Conasupo, S.A., or DICONSA, which consists of a network of small government-owned stores and which supplies rural areas with basic food products. GIMSA’s sales representatives are mainly concerned with promoting the dry corn flour method to tortilla producers. Mexico’s tortilla industry is highly fragmented, consisting mostly of tortillerías, of which approximately 51% continue to utilize, in our opinion, the relatively inefficient wet corn dough method of tortilla production. We estimate that the traditional wet corn dough method accounts for approximately one-half of all tortillas produced in Mexico. Tortilla producers that do not utilize corn flour buy the wet dough from dough producers or buy and mill their own corn and produce tortillas themselves.

     This traditional method is a rudimentary practice requiring more energy, time and labor since it involves cooking the corn in water and with lime, milling the cooked corn, creating and shaping the dough, and then making tortillas from that dough. We pioneered the dry corn flour method in which we mill the raw corn in its facilities into corn flour. Tortilla producers and consumers may then simply add water to transform the flour into tortilla dough. We believe the preparation of tortillas using the dry corn flour method possesses several advantages over the traditional method. Our internal studies show that the dry corn flour method consumes less water, electricity, fuel and labor. We estimate that one kilogram of corn processed through the corn flour method yields more tortillas on average than a similar amount of corn processed using the traditional method. Corn flour is also transported more easily than wet corn dough and has a shelf life of approximately three months, compared with one or two days for wet corn dough. The market for wet corn dough is limited due to the perishable nature of the product, restricting sales of most wet corn dough producers to their immediate geographic areas. Additionally, the corn flour’s longer shelf life makes it easier for consumers in rural areas to produce their own tortillas, as tortillerías are relatively scarce.

     We strongly believe in the superiority of our dry corn flour method and, thus also, believe that we have substantial opportunities for growth by encouraging a transition to our method. Corn flour is primarily used to produce corn tortillas, a principal staple of the Mexican diet. In fact, in 2002, corn flour for tortilla manufacturing accounted for approximately 95% of our total corn flour sales volume in Mexico, with the balance being used for the manufacture of tortilla chips. The tortilla industry is one of the largest industries in Mexico as tortillas constitute the single largest component of Mexico’s food industry. Reluctance to abandon traditional practice, particularly in central and southern Mexico, and decreases in corn prices and increases in tortilla prices, which have allowed tortilla makers to improve margins, are major factors in preventing the widespread conversion of tortillerías to the corn flour method.

     GIMSA has embarked on several programs to promote corn flour sales to tortilla producers and consumers. GIMSA offers incentives to potential customers, such as small independent tortillerías, to convert to the corn flour method from the traditional wet corn dough method. The incentives GIMSA offers include new, easy to use equipment designed specifically for small-volume users, financing, and individualized training. For example, in order to assist traditional tortilla producers in making the transition to corn flour, GIMSA also sells specially designed mixers made by Tecnomaíz, S.A. de C.V., or Tecnomaíz, one of our research and development subsidiaries. For more information about our research and development department, see “—Miscellaneous—INTASA—Technology and Equipment Operations.” These incentives are helping GIMSA tap into a significant potential market. GIMSA also helps its tortillería customers to improve sales by directing consumer promotions to heighten the desirability of their products and increase consumption, which, in turn, should increase corn flour sales. These efforts to improve sales include prime time advertising on television as well as radio, magazine and billboard advertising. In 2003, we intend to have GIMSA’s specialized sales teams continue their efforts to provide better and more individualized service to different types of customers.

     GIMSA has also developed the “in-store tortillería” concept, which involves the on-site manufacture and sale of tortillas in supermarkets using MASECA® brand corn flour and machinery supplied by our technology and equipment operations. Through this promotion, GIMSA seeks to increase consumer exposure to, and acceptance of, tortillas made with corn flour. As of December 31, 2002, 78% of supermarkets throughout Mexico hosted GIMSA’s “in-store tortillerías.”

     The demand for corn flour varies slightly with the seasons. After the May/June and December harvests, when corn is more abundant and thus less expensive, tortilla producers are more inclined to purchase corn and use the traditional method. In the months immediately preceding such harvests, corn is more costly and in shorter supply and more tortilla producers then employ the dry corn flour method of production.

     Competition and Market Share. We face competition on three levels—from other corn flour producers, from sellers of wet corn dough and from the many tortillerías that produce their own wet corn dough on their premises. Our estimates indicate that 51% of tortilla producers continue to use the traditional wet corn dough method.

     Our principal competitors in the corn flour production market are Grupo Minsa, S.A. de C.V., previously known as Maíz Industrializado Conasupo, S.A. de C.V., or MICONSA, and regional corn flour producers. We estimate that our market share of corn flour sales in Mexico during 2002 was approximately 73%, and that Grupo Minsa, S.A. de C.V. and regional corn flour producers accounted for 20% and 7% of the market, respectively. We compete against other corn flour manufacturers on the basis of quality, brand recognition, technology, customer service and nationwide coverage. We believe that GIMSA has certain competitive advantages resulting from its proprietary technology, greater economies of scale and broad geographic coverage, which may afford it opportunities to more effectively source raw materials and reduce transportation costs.

     Operations and Capital Expenditures. GIMSA currently owns 18 corn flour mills, two of which are temporarily closed. The Chalco plant has been inactive since October 1999 while the Zamora plant has been inactive since July 2000. GIMSA has temporarily shifted production to other plants to achieve savings in overhead costs. All of GIMSA’s plants are located throughout Mexico, typically within corn growing regions and those of large tortilla consumption.

     As a result of construction and expansion of our plants, we increased our installed corn flour manufacturing capacity from approximately 1.0 million tons per year as of January 1, 1990 to 2.3 million tons per year as of December 31, 2002. Most of this construction and expansion took place between 1992 and 1995. In 2000, GIMSA spent U.S.$4.5 million, primarily to upgrade its corn flour production processes and acquire computer and transportation equipment. In 2001, GIMSA spent U.S.$0.4 million, primarily to upgrade its corn flour production processes. In 2002, GIMSA spent U.S.$2.9 million primarily to upgrade its corn flour production processes. GIMSA expects capital expenditures for 2003 of approximately U.S.$11 million for technology upgrades.

     We believe we have the most extensive nationwide corn purchasing and corn flour distribution capabilities of any corn flour producer in Mexico, providing us with a significant competitive advantage. To enhance our presence in particular geographic areas, we have transferred a minority interest in certain subsidiaries to local investors, unions and development agencies. Pursuant to an agreement between GIMSA and Investigación de Tecnología Avanzada, or INTASA, our wholly-owned subsidiary, INTASA provides technical assistance to each of GIMSA’s operating subsidiaries for which each pays to INTASA a fee equal to 0.5% of its consolidated net sales. Each of GIMSA’s corn flour facilities uses proprietary technology developed by our technology and equipment operations. For more information about our in-house technology and design initiatives, see “—Miscellaneous—INTASA—Technology and Equipment Operations.”

     Raw Materials. Corn is the principal raw material required for the production of corn flour, and constituted approximately 66% of GIMSA’s cost of sales for 2002. We purchase corn primarily from Mexican growers and grain elevators, or if domestic supply proves insufficient, from world markets at international prices under import permits granted by the Mexican government. Our purchases are made on a spot basis pursuant to short-term contractual arrangements, which are generally in the form of oral agreements entered into at the beginning of the harvest. Compañía Nacional Almacenadora, S.A. de C.V., a subsidiary of GIMSA, contracts for and purchases the corn, and also monitors, selects, handles and ships the corn.

     We believe that the diverse geographic locations of GIMSA’s production facilities in Mexico enables GIMSA to achieve savings in raw material transportation and handling. In addition, by sourcing corn locally for its plants, GIMSA is better able to communicate with local growers concerning the size and quality of the corn crop and is better able to maintain quality control. In Mexico, GIMSA purchases corn for cash in order to strengthen its ability to obtain the highest quality corn on the best terms.

     Traditionally, domestic corn prices in Mexico tend to be higher than those abroad, but do follow trends in the international market. During most periods, the price at which GIMSA purchases corn depends on the international corn market. As a result, corn prices are sometimes unstable and volatile. In certain periods in the past, however, these fluctuations have been significantly affected by government regulations and policies. The Mexican government’s decision to discontinue the subsidy program for tortilla consumers in 1999 and to increase corn imports and support for corn growers in 1999 and 2000, resulted in drastic decreases in corn prices at that time. In 1998, the average prices for GIMSA’s corn purchases in Mexico and abroad were approximately Ps.1,974 per ton. In 1999, however, corn prices fell to an average of Ps.1,631 per ton. In 2000, the price of corn decreased dramatically to an average of Ps.1,296 per ton. In 2001, corn prices remained stable at about an average of Ps.1,289 per ton. In 2002, corn prices generally remained stable through October but increased to approximately Ps.1,550 per ton beginning in November, reflecting an international trend. For more information regarding the government’s effect on corn prices, see “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Financial Condition and Results of Operations—Effects of Deregulation of the Mexican Tortilla and Corn Flour Industry.”

     In addition to corn, the other principal materials and resources used in the production of corn flour are packaging materials, water, lime and energy. GIMSA believes that its sources of supply for these materials and resources are adequate, although energy and packaging costs tend to be volatile.

     Distribution. GIMSA’s products are distributed through independent transport firms contracted by GIMSA. Most of GIMSA’s sales are made free-on-board at GIMSA’s plants, in particular those to tortilla manufacturers. With respect to other sales, in particular retail sales (one-kilogram packages) to the Mexican government and large supermarket chains, GIMSA pays the freight cost.

Molinera de México—Wheat Flour Operation

     Principal Products. In 1996, we entered the wheat milling market in Mexico by acquiring a 60% ownership interest in Archer-Daniels-Midland’s wheat flour operation, Molinera de México. Molinera’s main product is wheat flour, although it also produces and sells wheat bran. Our flour brands are REPOSADA®, PODEROSA® and SELECTA®, among others.

     Sales and Marketing. In 2002, approximately 92% of Molinera’s wheat flour production was sold in bulk and 8% was sold in one-kilogram packages for the retail segment. Most of the bulk sales are made to thousands of bakeries and, to a lesser extent, to cookie and pasta manufacturers. Most of the one-kilogram package sales are made to large supermarkets and wholesalers throughout Mexico. Through wholesalers, our products are distributed to small grocery stores. Molinera’s sales are seasonal in that higher sales volumes are achieved in the fourth and first quarters during the winter, when, we believe, per capita consumption of wheat-based products, especially bread and cookies, increases due in part to the celebration of holidays that take place during these quarters.

     Our marketing strategy depends on the type of customer and region. Overall, our aim is to offer products according to customers’ specifications as well as technical support. We are trying to increase our market share in bakeries by offering products with consistent quality. Our marketing strategy in 2002 focused on increasing Molinera’s market share with respect to the supermarket in-store bakery segment which are replacing small independent bakeries in a nationwide trend. At December 31, 2002, Molinera distributed its products to 53% of supermarket in-store bakeries in Mexico compared to 23% at December 31, 2001. In the retail segment we target small grocery stores, through wholesalers, and supermarkets, through centralized and national level negotiations. Additionally, we are looking to capture significant market share nationwide. We are focusing on improving customer service, continuing to increase our distribution of products to supermarkets’ in-store bakeries, and developing new types of pre-mixed flours for the supermarket in-store bakery segment. We provide direct delivery to supermarkets, supermarkets’ in-store bakeries, wholesalers, industrial customers and some large bakeries. Most small bakeries and small grocery stores are served by wholesalers.

     Competition and Market Share. We are one of Mexico’s largest wheat flour producers, with a market share in 2002 of approximately 15% of a total estimated wheat flour market of U.S.$950 million. Molinera de México competes with many small wheat flour producers. We believe the wheat flour industry is highly fragmented and estimate that there are more than a hundred participants. Our main competitors are Trimex, La Espiga and Elizondo.

     Operations and Capital Expenditures. At the time we acquired our interest in Molinera, the operation consisted of two production facilities having an aggregate estimated annual production capacity of 157,000 tons. From September 1997 through January 2000, we increased our production capacity by 357% from 157,000 to 717,000 tons through acquisitions of wheat flour mills and companies operating in the wheat flour and related products market. Today we own and operate nine wheat flour plants, in one of which we hold only a 40% ownership interest. The facilities’ average extent of utilization is estimated at 75% for 2002.

     In September 1997, Molinera de México acquired three wheat mills in Mexico. Two of these mills were closed in 1999 after determining that it would be more efficient to increase capacity utilization elsewhere. In June 1998, Molinera de México acquired a 40% ownership of a wheat flour mill in Monterrey, Mexico. In August 1998, Molinera de México acquired a wheat flour mill in Celaya, Guanajuato. In July 1999, we acquired three additional wheat flour mills in the states of Sonora, Chihuahua and Baja California Sur. In January 2000, we acquired La Asunción, a wheat flour mill in Puebla, which allowed us to strengthen our leadership position in the wheat flour industry and achieve nationwide coverage. We have also acquired the wheat flour brands REPOSADA®, PODEROSA®, SELECTA®, and MONTERREY®, among others. These acquisitions, in addition to technology upgrades, amounted to capital expenditures totaling U.S.$48.1 million from 2000 through 2002. Most of Molinera de México’s capital expenditures in 2003 will be used for capacity expansions and, to a lesser extent, technology upgrades.

     Raw Materials. Wheat is the principal raw material required for the production of wheat flour. Molinera de México purchases approximately 23% of its wheat from Mexican growers, and 77% from world markets. Molinera de México purchases from local farmers, farmers associations and trading companies. In the case of domestic wheat, purchases are made pursuant to short-term oral arrangements, the terms of which are negotiated at the time of execution. These arrangements are usually made approximately two months in advance of the beginning of the harvest. In the case of imported wheat, which we import from the United States and Canada through several trading companies, purchases are made based on short-term requirements, with the aim of maintaining low levels of inventories.

     In recent years the price of wheat domestically and abroad has been volatile. Volatility is due to the availability of wheat, which depends on various factors including the size of the harvest (which depends in large part on the weather).

PRODISA—Packaged Tortilla Operation

     Principal Products. We began our packaged tortilla operations through PRODISA in Mexico in 1994 as part of our strategy to broaden our product lines in Mexico, achieve vertical integration of our corn flour operations, and capitalize upon our experience and investments in the United States in producing and distributing packaged tortillas. Our packaged tortillas are marketed under the MISION® and TORTI RICA® brand names. In 1998, we broadened our business to include the production and distribution of bread under the BREDDY® brand name. In November 2001, as part of our strategy to improve profitability and build on our core business, we discontinued our bread business and sold the bread manufacturing equipment.

     Sales and Marketing. In 1994, we entered the packaged tortilla business in Mexico because we perceived a great potential for growth in this market. In late 1996 and early 1997, we decided to focus our efforts initially in the northeastern region of Mexico and in the state of Baja California. PRODISA’s sales volume during 2002 was 15,439 tons, of which approximately 45% was for supermarkets, 6% was for convenience stores and 49% was for small grocery stores.

     Competition and Market Share. In the tortilla industry, PRODISA competes against thousands of tortilla manufacturers. We believe PRODISA had a 1% market share of the total tortilla industry, inclusive of packaged and non-packaged tortillas, in Mexico, and approximately 28% of the packaged tortilla market in the Monterrey metropolitan area in 2002.

     Operation and Capital Expenditures. We currently operate two tortilla plants, which have a combined annual production capacity of 42,000 tons as of December 31, 2002, and average extent of utilization of 37%.

     Capital expenditures for the past three years were U.S.$3.5 million. We expect that our capital expenditures in 2003 will be focused on technology upgrades.

     Raw Materials. The principal raw material, corn flour, is supplied internally by GIMSA. The availability of corn flour and the volatility of its price are thus subject to the same factors that affect GIMSA’s operation. See “—Mexican Operations—GIMSA—Corn Flour Operation—Raw Materials.”

     Distribution. PRODISA’s products are distributed to our 10 warehouses throughout northeastern Mexico and three warehouses in Baja California (northwestern Mexico). The goods are then distributed with our delivery trucks to customers. Frequency of delivery depends upon the customer; supermarkets receive daily deliveries while smaller stores receive these products three times a week.

Central American Operations

Overview

     In 1973, we entered the Costa Rican corn flour market. Our operations since then have expanded into Guatemala, Honduras, El Salvador, and Nicaragua. We believe that the Central American market affords opportunities to enhance our overall financial performance, and that our operations in Central America have enabled us to gain experience in activities that we do not engage in elsewhere.

Gruma Centro América

     Principal Products. Gruma Centro América produces corn flour, and to a lesser extent tortillas and snacks. We also cultivate and sell hearts of palm and process and sell rice. We sell corn flour in Costa Rica under the MASECA®, TORTIMASA® and MASARICA® brands. In Costa Rica, we sell packaged tortillas under the TORTI RICA® brand. We operate a Costa Rican snack operation which manufactures tortilla chips, potato chips and similar products under the TOSTY® brand. We cultivate and sell hearts of palm and process and sell rice in Costa Rica. Hearts of palm are exported to numerous European countries as well as the United States and Canada. In November 2001, as part of our strategy to improve profitability and build on our core competencies, we sold our Central American bread business.

     Sales and Marketing. The largest portion of Gruma Centro América’s net sales in 2002 derived from the production and distribution of corn flour at 47%. During the same period, tortillas and snacks each accounted for 29% of net sales, hearts of palm accounted for 15%, and rice accounted for 9%. In 2002, Gruma Centro América sold an aggregate of 111,000 tons of corn flour in Central America, making us the largest producer of corn flour in the region. During 2002, the aggregate sales volume for all other products was 32,000 tons.

     Gruma Centro América sells bulk and retail corn flour. Bulk corn flour is sold predominantly to small tortilla manufacturers through direct delivery and wholesalers. Supermarkets make up the customer base for retail corn flour. Bulk sales volume represented 68% and retail sales represented 32% of Gruma Centro América’s corn flour sales volume during 2002. Typically, corn flour sales volume is lower during the second quarter of the year due to higher availability and lower prices of corn.

     The total potential corn flour market in Central America is estimated at U.S.$460 million. We believe that there is significant potential for growth in Central America as corn flour is used in only 25% of all tortilla production; the majority of tortilla manufacturers use the wet dough method. In other product areas we are conducting ongoing surveys and research of current and potential customers to determine market demand and needs.

     Competition and Market Share. We estimate that Gruma Centro América’s corn flour sales constituted approximately 69% of total corn flour sales in Central America in 2002 and that our corn flour is used in 17% of the corn tortillas consumed in Central America. In Costa Rica we estimate we had 87% of the packaged tortilla market, 32% of the snack market and 9% of the rice market in 2002.

     Our main competitors within the corn flour industry are Minsa, Del Comal and Instamasa.

     Operations and Capital Expenditures. We have in corn flour production an installed capacity of 175,000 tons, with an average utilization of 63% during 2002. Total annual production capacity, including other products, represents 217,000 tons as of December 31, 2002 and total average extent of utilization was approximately 66% during 2002. Throughout the region we operate four corn flour plants in Costa Rica, Honduras, Guatemala and El Salvador. In Costa Rica, we also have one plant producing packaged tortillas, one plant producing snacks, one plant processing hearts of palm and one plant processing rice. In Nicaragua we have one small tortilla plant.

     In 2000, we completed construction of our frozen bread plant in Costa Rica with a capacity of 200,000 units per day. The frozen bread plant was sold in November 2001 together with the rest of the bread operations in Costa Rica. In 2001, we expanded our corn flour capacity in El Salvador, which increased overall corn flour capacity by 26% by the beginning of 2002. Total capital expenditures for the past three years was approximately U.S.$29.0 million. Capital expenditures for 2003 will be mostly oriented to technical upgrades.

     Raw Materials. Corn is the most important raw material needed in our operations and is obtained primarily from local growers. However, when domestic supply is insufficient, we turn to the international markets through import permits granted by the governments of countries in which we have corn flour plants. Price fluctuation and volatility are subject to domestic conditions, such as annual crop results, and to a lesser extent, international conditions.

Venezuelan Operations

Overview

     In 1998, we increased to 50% our beneficial ownership in DEMASECA, our corn flour operation. Local investors own the remaining 50% interest. In August 1999, we acquired DAMCA International Corporation, a Delaware corporation which owned 100% of MONACA, Venezuela’s second largest corn and wheat flour producer at that time, for approximately U.S.$99 million. Thereafter, we sold 5% of MONACA to Archer-Daniels-Midland for approximately U.S.$4.8 million. We believe this acquisition enhanced our existing grain-based products business in Venezuela. DEMASECA and MONACA are collectively referred to as our “Venezuelan Operations.”

     In recent years, Venezuela has experienced considerable volatility and depreciation of its currency, high interest rates, political instability and declining asset values. Recently, in response to the general strike and in an effort to shore up the economy and control inflation, the Venezuelan authorities imposed foreign exchange and price controls. Further economic stagnation is expected to result as a consequence of these market distortions. These developments have had and may continue to have an adverse effect on us.

DEMASECA and MONACA

     Principal Products. Our Venezuelan Operations produce and distribute corn flour as well as wheat flour, rice and other products. We sell corn flour under the brand names JUANA®, TIA BERTA® and DECASA®. We sell wheat flour under the ROBIN HOOD® and POLAR® brand and rice under the MONICA® brand.

     Sales and Marketing. In 2002, combined consumption of corn flour, wheat flour and other grain-based products, such as rice and oats, in Venezuela totaled 1.6 million tons, representing an estimated U.S.$0.8 billion per year. Venezuelans use corn flour to produce and consume arepas, which are made in the home or in restaurants for personal consumption rather than manufactured by specialty shops or other large manufacturers for sale and profit. In 2002, we sold corn flour only in the retail market in one and two kilogram bags to independent distributors, supermarkets and wholesalers. We sell wheat flour to both industrial customers and retailers, distributing in 45 kilogram bags and in one kilogram bags. Sales to industrial customers like bakeries made up 79% of our total wheat flour sales volume in 2002. The remaining 21% of sales in 2002 were in the retail market, which refers to independent distributors, supermarkets and wholesalers. Sales fluctuate seasonally as demand for flour-based products is lower during those months when most schools are closed for vacation. In addition, sales are higher in November as customers build inventory to satisfy increased demand during the holiday season in December.

     Competition and Market Share. With the MONACA acquisition, we significantly increased our share of the corn flour market and entered the wheat flour market. In 2002, we had 34.1% of the corn flour market and 32.8% of the wheat flour market. As of December 31, 2002, we are the second largest corn flour and wheat flour producer and the third largest food producer in Venezuela. During 2002, sales volumes for our Venezuelan Operations were 251,257 tons of corn flour, 179,843 tons of wheat flour and approximately 22,771 tons of other products.

     In corn flour, our main competitor is Grupo Polar, C.A., which occupied approximately 54.5% of the market in 2002. In wheat flour, our principal competitor is Cargill, which we believe held approximately 36.3% of the market in 2002.

     Operation and Capital Expenditures. We operate six corn flour, four wheat flour and three other products plants in Venezuela with an annual production capacity of 792,000 tons as of December 31, 2002 and an average extent of utilization of approximately 57% during 2002. However, one corn flour plant, representing 46,170 tons, is temporarily idle.

     Capital expenditures for the past three years were U.S.$16.6 million. Capital expenditures for 2003 are expected to be focused on technology upgrades, which are expected to be financed with cash flow from our Venezuelan Operations.

     Raw Materials. Corn and, to a lesser extent, wheat are our most important raw materials. Corn is purchased in Venezuela and is subject to the corn market’s volatility. All wheat is purchased from the U.S. and Canada with its availability and price volatility dependent upon those markets.

Miscellaneous

INTASA—Technology and Equipment Operations

     Since 1976 our technology and equipment operations have been conducted principally through INTASA, which has two subsidiaries: Tecnomaíz, S.A., or Tecnomaíz, and Constructora Industrial Agropecuaria, S.A. de C.V., or CIASA. The principal activity of these subsidiaries is to provide research and development, equipment, and construction services to us and equipment to third parties. Through Tecnomaíz, we engage in the design, manufacture and sale of machines for the production of tortillas and tortilla chips. The machinery for the tortilla industry includes a range of capacities, from machines that make 50 to 300 corn tortillas per minute to dough mixers. The equipment is sold under the TORTEC® and BATITEC® trademarks in Mexico. Tecnomaíz also manufactures high volume energy efficient corn and wheat tortilla systems that can produce up to 1,200 corn tortillas and 400 wheat tortillas per minute.

     We carry out proprietary technological research and development for corn milling and tortilla production as well as all engineering, plant design and construction through INTASA and CIASA. These companies administer and supervise the design and construction of our new plants and also provide advisory services and training to employees of our corn flour and tortilla manufacturing facilities. We manufacture corn tortilla-making machines for sale to tortilla manufacturers and for use in “in-store tortillerías,” as well as high-capacity corn and wheat tortilla-makers that are supplied only to us. We have invested approximately Ps.144 million in research and development during the period from January 1, 1998 through December 31, 2002, including Ps.9 million during 2002.

Banorte Investment

     In June 1992, we made an investment in Banco Mercantil del Norte, S.A., or Banorte, a Mexican bank privatized by the Mexican government in 1992. We purchased 10.1% of Banorte’s share capital by bidding in conjunction with a group of investors, led by the Chairman of our board of directors and Chief Executive Officer, Mr. González Barrera. In September 1993, these shares were exchanged for an interest in Grupo Financiero Banorte, S.A. de C.V., or GFNorte, a Mexican financial services holding company and Banorte’s parent. In addition, we acquired Ps.98.5 million (in nominal terms) of GFNorte debentures, which were converted into shares of GFNorte in December 2000. As of December 31, 2002, we owned 11.1% of the outstanding shares of GFNorte. Approximately 6% or Ps.1,242 million of our total assets are invested in Banorte. In accordance with Mexican GAAP, GFNorte’s results of operations are accounted for in our consolidated results of operations using the equity method of accounting.

CAPITAL EXPENDITURES AND DIVESTITURES

     Our capital expenditures for 2000, 2001 and 2002 were U.S.$146 million, U.S.$68 million and U.S.$64 million, respectively. Our capital expenditures include investments in property, plant and equipment, acquisitions of new plants and brands and investments in common stock. In 2000, we completed our four-year expansion program that required a capital expenditure of approximately U.S.$800 million. This large expansion program was financed primarily through borrowed funds and capital contributions. Since these expenditures allowed us to expand our production capacity, in 2001 and 2002 we focused on more moderate growth, thereby lowering our capital expenditures. We greatly reduced capital expenditures in 2001 and 2002 as a result of the completion of our 1997–2000 investment program. Investments of approximately U.S.$68 million in 2001 (including a U.S.$17 million early lease buyout option on certain of Gruma Corporation’s production equipment) and U.S.$64 million in 2002 were significantly lower than the approximately U.S.$146 million reported in 2000 and were mostly applied to technology upgrades. In 2003, we expect our capital expenditures to be approximately U.S.$70 million, mainly for technology upgrades. We anticipate financing these expenditures through our own cash flows. For more information on capital expenditures please refer to the specific subsidiary.

     The following table sets forth the aggregate amount of our capital expenditures during the periods indicated.

	Year ended December 31,

	2000	2001	2002

	(in millions of U.S. dollars(1))
Gruma Corporation	$67.6	$43.3	$43.6
GIMSA	4.5	0.4	5.4
Venezuelan Operations	6.9	6.3	3.4
Molinera de México	40.7	4.4	3.0
Gruma Centro América	16.6	6.2	6.2
PRODISA	1.9	0.9	0.7
Others and eliminations	8.2	6.8	1.4

Total consolidated	$146.4	$68.4	$63.7

(1)	Amounts in respect of some of the capital expenditures were paid for in currencies other than the U.S. dollar. These amounts were translated into U.S. dollars at the exchange rate in effect on the dates on which a given capital expenditure was made. As a result, U.S. dollar amounts presented in the table above may not be comparable to data contained elsewhere in this Annual Report.

     For more information on capital expenditures for each subsidiary, please see the sections entitled “Operation and Capital Expenditures” under the relevant sections above.

REGULATION

Mexican Regulation

Corn and Tortilla Subsidies and Import Policies

     Due in part to the importance of tortillas in the Mexican diet, the Mexican government has enacted various policies that have distorted the corn and tortilla markets. Prior to January 1, 1999, the government subsidized corn purchases made by tortilla producers and set retail tortilla prices. Although the subsidies and price controls were dismantled at that time, the government took other measures that affected the price of corn and tortillas. These included the closing of CONASUPO, which resulted in the sale of its significant corn reserves, the increased distribution of corn import permits and increased funding for support programs for corn growers. For more information on these policies and their effect on our costs and sales, see “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Financial Condition and Results of Operations—Effects of Deregulation of the Mexican Tortilla and Corn Flour Industry.”

Environmental Regulations

     Our Mexican operations are subject to Mexican federal, state and municipal laws and regulations relating to the protection of the environment. The principal federal environmental laws are the Ley General de Equilibrio Ecológico y Protección al Ambiente (the General Law of Ecological Equilibrium and Protection of the Environment, or the Mexican Environmental Law), which is enforced by the Secretaría de Medio Ambiente y Recursos Naturales (the Ministry of the Environment and Natural Resources, or SEMARNAT) and the Ley Federal de Derechos (the Mexican Federal Law of Governmental Fees). Under the Mexican Environmental Law, each of our facilities engaged in the production of corn flour, wheat flour, and packaged tortillas is required to obtain an operating license from SEMARNAT upon initiating operations, and then annually submit a certificate of operation to maintain the operating license. Furthermore, the Mexican Federal Law of Governmental Fees requires that Mexican manufacturing plants pay a fee for the discharge of residual waste water to drainage. Rules have been promulgated concerning hazardous substances and water, air and noise pollution. In particular, Mexican environmental laws and regulations require that Mexican companies file periodic reports with respect to air and water emissions and hazardous wastes. They establish standards for waste water discharge. We must also comply with zoning regulations as well and rules regarding health, working conditions and commercial matters. SEMARNAT and the Federal Bureau of Environmental Protection can bring administrative and criminal proceedings against companies that violate environmental laws, as well as close non-complying facilities.

     We believe we are currently in compliance in all material respects with all applicable Mexican environmental regulations. The level of environmental regulation and enforcement in Mexico has increased in recent years. We expect this trend to continue and to be accelerated by international agreements between Mexico and the United States. To the extent that new environmental regulations are promulgated in Mexico, we may be required to incur additional remedial capital expenditures to comply. Management is not aware of any pending regulatory changes that would require additional remedial capital expenditures in a significant amount.

Competition Regulations

     The Ley Federal de Competencia Económica (the Federal Economic Competition Law or the Mexican Competition Law), was approved by the Mexican Congress and published in the Diario Oficial de la Federación on December 24, 1992 and became effective on June 22, 1993. The Mexican Competition Law and the Reglamento de la Ley Federal de Competencia Económica (the Regulations of the Mexican Competition Law), effective as of March 5, 1998, regulate monopolies and monopolistic practices and require Mexican government approval of certain mergers and acquisitions. The Mexican Competition Law grants government the authority to establish price controls for products and services of national interest qualified as such by Presidential decree, and established the Comisión Federal de Competencia, or Federal Competition Commission, to enforce the law. Mergers and acquisitions and other transactions that may restrain trade or that may result in monopolistic or anti-competitive practices or combinations must be approved by the Federal Competition Commission. The Mexican Competition Law may potentially limit our business combinations, mergers and acquisitions and may subject us to greater scrutiny in the future in light of our market presence, although it has had little effect on our operations, and we do not believe that this legislation will have a material adverse effect on our existing or developing business operations.

U.S. Federal and State Regulations

     Gruma Corporation is subject to regulation by various federal and state agencies, including the Food and Drug Administration, the Occupational Safety and Health Administration, the Federal Trade Commission, the Environmental Protection Agency and the Texas Department of Agriculture. We believe that we are in compliance in all material respects with all environmental and other legal requirements. Our food manufacturing and distribution facilities are subject to periodic inspection by various public health agencies, and the equipment utilized in these facilities must generally be governmentally approved prior to operation.

Central America and Venezuela

     Gruma Centro América and our Venezuelan Operations are subject to regulation in each country in which they operate. We believe that Gruma Centro América and our Venezuelan Operations are currently in compliance with all applicable legal requirements in all material respects.

ITEM 5. Operating And Financial Review And Prospects.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS.

     You should read the following discussion in conjunction with our financial statements and the notes thereto contained elsewhere herein. Our financial statements have been prepared in accordance with Mexican GAAP, which differ in some significant respects from U.S. GAAP. See Note 20 to our financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to our financial statements and a quantitative reconciliation to U.S. GAAP of our majority net income and stockholders’ equity. For more information about our financial statements in general, see “Presentation of Financial Information.”

Overview of Accounting Presentation

Effects of Inflation

     Mexican GAAP requires that financial statements recognize the effects of inflation in accordance with Bulletins B-10 and B-15 issued by the Mexican Institute of Public Accountants. The purpose of this methodology is to present all information in comparable monetary units and thereby mitigate the distortive effect of inflation in the financial statements. Unless otherwise stated herein, the financial statements and other financial data in this Annual Report have been restated in pesos of constant purchasing power as of December 31, 2002.

     We restate all non-monetary assets using the Mexican National Consumer Price Index, except inventories, which are restated using actual replacement costs, and fixed assets of non-Mexican origin, which may be restated using a specified index which considers the consumer price index of the relevant foreign country and the fluctuations of the exchange rate between the Mexican peso and the currency of such foreign country.

     Bulletin B-15 prescribes the methodology for restating and translating the financial statements of a Mexican company’s non-Mexican subsidiaries into Mexican GAAP for purposes of recognizing the effects of inflation in such financial statements. Bulletin B-15 requires, among other things, that local currency-based financial statements of a non-Mexican subsidiary of a Mexican company for a particular period be (1) restated by using the relevant inflation rate in the relevant foreign country and (2) then translated into pesos.

     Bulletin B-15 also requires that inflation rates in foreign countries be used in calculating monetary position gains or losses on a consolidated basis. In addition, Bulletin B-15 provides that the consolidated financial statements of a Mexican company for all periods prior to the most recent period are to be restated in pesos of constant purchasing power. This restatement may be accomplished by using an “international restatement factor,” which takes into account the inflation rates, exchange rate movements and relative net sales in Mexico and the other countries in which the company and its subsidiaries operate, rather than using the inflation rate in Mexico.

     For comparison purposes, the following table sets forth, for each of the three years ended December 31, 2002:

•	the international restatement factor used to restate the financial statements data for each of these periods to pesos of constant purchasing power as of December 31, 2002;

•	the cumulative Mexican National Consumer Price Index for each period which, in the absence of Bulletin B-15, would have been used to restate the financial statements to pesos of constant purchasing power as of December 31, 2002; and

•	the comparison factor for each period which represents the index that must be applied to the financial statements for each period (which have been restated using the international restatement factor) in order to restate the financial statements and financial data in December 31, 2002 pesos of constant purchasing power using the cumulative Mexican National Consumer Price Index.

	Cumulative	Cumulative Mexican
Financial data in	International	National Consumer	Comparison
Mexican pesos as of December 31,	Restatement Factor	Price Index	Factor

2000	5.78	10.41	1.0438
2001	6.15	5.70	0.9958
2002	—	—	1.0000

     In future periods, the application of U.S. inflation rates could have a substantial effect on our reported results of operations and financial condition if such rates are lower than inflation rates in Mexico, assuming that we maintain significant U.S. dollar-denominated debt and other liabilities and assuming that all other relevant variables, such as foreign exchange rates, remain constant. In addition, because Gruma Corporation, our principal U.S. subsidiary, generates a significant portion of our consolidated net sales in U.S. dollars, Bulletin B-15 could result in decreased net sales in peso terms, again relative to prior periods. By contrast, if U.S. and other non-Mexican inflation rates exceed inflation rates in Mexico in future periods, then our monetary position gain and net sales as they relate to foreign subsidiaries would tend to increase in comparison to prior periods.

Effects of Devaluation

     Because a significant portion of our net sales are generated in U.S. dollars, changes in the peso/dollar exchange rate can have a significant effect upon our results of operations as reported in pesos. When the peso depreciates against the U.S. dollar, Gruma Corporation’s net sales in U.S. dollars represent a larger portion of our net sales in peso terms than when the peso appreciates against the U.S. dollar. And when the peso appreciates against the dollar, Gruma Corporation’s net sales in U.S. dollars represent a smaller portion of our net sales in peso terms than when the peso depreciates against the dollar. For a description of the peso/U.S. dollar exchange rate see “Item 3. Key Information—Exchange Rate Information.”

     In addition to the above, our net income may be affected by changes in our foreign exchange gain or loss, which may be affected by significant variations in the peso/dollar exchange rate. In 2000, we recorded a net foreign exchange loss of Ps.61 million. During 2001, we recorded a net foreign exchange gain of Ps.100 million. In 2002, we recorded a net foreign exchange loss of Ps.263 million.

Critical Accounting Policies

     Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with Mexican GAAP as promulgated by the Mexican Institute of Public Accountants. A reconciliation from Mexican GAAP to U.S. GAAP of majority net income and total stockholders’ equity is included in Note 20 to our consolidated financial statements. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.

     In response to the SEC’s Release No. 33-8040, “Cautionary Advice Regarding Disclosure About Critical Accounting Policies,” we identified the most critical accounting principles that involve a higher degree of judgment and complexity and that management believes are important to a more complete understanding of our financial position and results of operations. These policies are outlined below.

     Additional accounting policies that are also used in the preparation of our financial statements are outlined in the notes to our consolidated financial statements included in this Annual Report.

Property, Plant and Equipment

     We depreciate our property, plant and equipment over their respective estimated useful lives. Useful lives are based on management’s estimates of the period that the assets will continue to support production requirements or generate sales of our products and are adjusted when those estimates change. Estimates are based on the nature of the asset, historical usage with consideration given to technological changes, our current strategy, as well as engineering studies. To the extent that our estimates are incorrect, our periodic depreciation expense or carrying value of our assets may be impacted.

     We also evaluate the carrying value of property, plant and equipment to be held and used and any assets to be disposed of, when events or circumstances suggest that the carrying value may not be recoverable, such as temporary shut downs or permanent closures of plants. Such reviews have been necessary in recent years. Impairment losses for equipment held and used are recorded when the undiscounted cash flows estimated to be generated by those assets are less than their carrying amount. The estimates of undiscounted cash flows take into consideration expectations of future macroeconomic conditions as well as our internal strategic plans. Therefore, inherent in the estimated future cash flows is a certain level of risk which we have considered in our valuation; nevertheless, actual future results may differ. Should impairment exist, the amount of the loss is then quantified by comparing the carrying amount of the assets to the weighted discounted cash flows. For assets to be disposed of, we assess whether machinery or equipment can be used at other facilities and, if not, estimate the proceeds to be realized upon sale of the assets. Primarily as a result of plan rationalization, certain facilities and equipment are not currently in use in operations. We have recorded impairment losses related to certain unused assets and such losses may potentially occur in the future.

Goodwill and Other Intangible Assets

     Under Mexican GAAP, goodwill and other intangible assets are amortized on a straight-line basis over estimated useful lives. We assess the recoverability of goodwill and intangible assets whenever events or changes in circumstances indicate that expected future undiscounted cash flows may not be sufficient to support the carrying amount of an asset. Estimates of future cash flow involve considerable management judgment. These estimates are based on historical data, anticipated market conditions and management plans.

     Under U.S. GAAP, effective January 1, 2002, we applied FAS 142. Under FAS 142, goodwill and certain other intangible assets deemed to have an indefinite useful life are no longer being amortized, but are subject to annual impairment testing.

     The identification and measure of goodwill and unamortized intangible assets impairment involves the estimation of fair value of the reporting units. Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. Similarly, estimates and assumptions are used in determining the fair value of other intangible assets. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge. We perform internal valuation analyses and consider relevant internal data as well as other market information that is publicly available. Estimates of fair value are primarily determined using discounted cash flows and market comparisons. These approaches use significant estimates and assumptions including projected future cash flows (including time), a discount rate reflecting the risk inherent in future cash flows, a perpetual growth rate, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables. Inherent in these estimates and assumptions is a certain level of risk which we believe we have considered in our valuation. Nevertheless, if future actual results differ from estimates, a possible impairment charge may be recognized in future periods related to the write-down of the carrying value of goodwill and other intangibles.

Deferred Income Taxes

     Under both Mexican and U.S. GAAP, we record deferred income tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax basis of assets and liabilities. If enacted tax rates change, we adjust the deferred tax assets and liabilities through the provision for income taxes in the period of change, to reflect the enacted tax rate expected to be in effect when the deferred tax items reverse. We also record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Factors Affecting Financial Condition and Results of Operations

General

     In recent years, our financial condition and results of operations have been significantly influenced by the following factors:

•	level of demand for tortillas;

•	effects of government polices on the Mexican tortilla and corn flour industry;

•	costs of energy;

•	cost of corn and wheat; and

•	our acquisitions, plant expansions and divestitures.

Effects of Deregulation of the Mexican Tortilla and Corn Flour Industry

     Because of the importance of tortillas as a principal staple in the Mexican diet, the Mexican government has regulated the domestic corn, corn flour and tortilla industry, in one form or another, for approximately thirty years. As discussed below, we had expected to benefit greatly from the significant liberalization of the tortilla and corn flour industry in 1999 and invested heavily in new plants as a result. Instead the Mexican government has pursued policies, particularly in 1999 and 2000, that have distorted the corn flour and tortilla markets and negatively affected our results of operations.

Complementary Revenues for Corn Flour Used to Make Tortillas

     Until December 31, 1998, the Mexican government, in recognition of the importance of tortillas as a principal staple in the Mexican diet, established below market tortilla prices and consequently regulated corn flour prices and paid complementary revenues to corn flour producers, subject to specified volume ceilings. The Mexican government established corn flour prices below market pricing levels, and at times, below the cost of production, allowing corn flour producers to sell corn flour to tortilla manufacturers at prices lower than actual production cost. Under this program, the Mexican government:

•	paid corn flour producers, including GIMSA, complementary revenues equal to the difference between the market price for corn and the government’s subsidized price, based on an established formula; and

•	set monthly ceilings for each corn flour producer on the volume of corn flour for which it would pay complementary revenues.

     At times, the Mexican government’s prices and/or ceilings were too low to reflect demand, so that GIMSA had to choose whether to sell its corn flour at a price below its actual production cost or not to sell corn flour at all.

     Complementary revenues accounted for 5.1% of our consolidated net sales and 12.2% of GIMSA’s net sales in 1998.

     Effective as of December 31, 1998, the Mexican government deregulated the corn flour and tortilla industry and, in particular, terminated the complementary revenue program and allowed the prices of corn flour and tortillas to be determined by competition and other market conditions. The termination of this program, combined with the other market-distortive effects described below, has negatively affected the transition to competitive corn and corn flour markets and has negatively affected our results of operations.

Commercialization Program

     Since December 1996, ASERCA, a Mexican government agency, has maintained a separate program designed to promote the purchase of corn in certain regions of Mexico. Under this program, called the commercialization program, the Mexican government provides payments to corn purchasers based partly on international corn prices. The net effect is that these purchasers receive corn below the domestic market price of corn. The reimbursements vary depending upon the size of the corn harvest in Mexico’s various growing regions. With the exception of the winter harvest of 1999, the amount of corn available under this program has been small.

     Since mid-2001, corn growers have sold corn at market prices. In some regions, these corn growers receive direct economic support from the Mexican government. In addition, in order to keep domestic corn prices competitive with imported corn prices, corn purchasers in some regions are reimbursed for transportation and warehousing costs by the Mexican government.

     During the two years that both the complementary revenue and the commercialization program were in place, corn flour and corn dough producers received two distinct payments from the government. Since the end of the complementary revenues program, corn buyers are only reimbursed under the commercialization program.

Deregulation of the Corn Flour and Tortilla Markets

     With the deregulation of the corn flour and tortilla markets on January 1, 1999, we believed GIMSA was well positioned for growth. As tortilla prices were no longer to be set by the government, we anticipated a price war among tortilla producers that would accelerate the switch to the more efficient dry corn flour method in an effort to reduce costs. In addition, we expected tortilla producers to look for ways to cut costs as corn flour and corn dough prices were expected to increase with the closing of CONASUPO. In anticipation of this closing and a possible shortage of corn, we built large corn inventories in the end of 1998 and the beginning of 1999. With these large purchases, GIMSA had far in excess of its normal reserves for that time of year.

     In connection with the deregulation, the Mexican government accelerated the sale of its remaining corn inventories during 1999, creating a surplus of corn in the Mexican market. In addition, in order to ensure adequate corn supply for tortilla manufacturing during the transition to a competitive market, the Mexican government issued import permits for over 473,000 tons of corn for traditional tortilla production mostly in the first half of 1999. Due to the resulting over-supply of corn, domestic corn prices were depressed in most of 1999. The large corn inventories that GIMSA had at the end of 1998 and the beginning of 1999 were purchased at prices that turned out to be higher than those prevailing in the market during most of 1999. During most of 1999, GIMSA was unable to increase its corn flour prices because many of its current and potential customers substituted raw corn for corn flour in making tortillas due to the low price of raw corn.

     In 2000, the government’s decision to increase corn imports and support for corn growers resulted in drastic decreases in corn prices, which fell approximately 21% in 2000. This in turn drove down corn flour prices. As a result of this reduction in the price of raw corn, tortilla producers continued to switch from corn flour to raw corn. This trend continued in 2001 and 2002, although to a lesser extent, during which time corn prices fell approximately 0.5% and 0.4%, respectively.

     Despite the drop in corn and corn flour prices, tortilla prices drastically increased after January 1, 1999 and have remained higher through June of 2003. During this period, tortilla prices have increased approximately 87% while inflation has increased approximately 37%. This caused an estimated decrease in demand for tortillas which also negatively affected our sales volume.

RESULTS OF OPERATIONS

     The following table sets forth our consolidated income statement data on a Mexican GAAP basis for the years ended December 31, 2000, 2001 and 2002, expressed as a percentage of net sales. All financial information has been prepared under the Bulletin B-15 methodology. For a description of the method, see “Presentation of Financial Information” and “—Overview of Accounting Presentation.”

	Year Ended December 31,

	2000	2001	2002

Income Statement Data
Net sales	100.0%	100.0%	100.0%
Cost of sales	63.8	63.1	62.5
Gross profit	36.2	36.9	37.5
Selling, general and administrative expenses	31.8	31.8	29.7
Operating income	4.5	5.2	7.8
Net comprehensive financing cost	(2.6)	(1.6)	(3.2)
Other income (expenses), net	(0.2)	(0.4)	(0.6)
Income taxes (current and deferred)	0.1	1.5	2.9
Employee’s statutory profit sharing (current and deferred)	0.0	0.1	0.1
Other items	0.4	0.3	0.8
Minority interest	1.0	1.0	1.0
Majority net (loss) income	1.3	1.8	2.1

     The following table sets forth our net sales and operating income as represented by our principal subsidiaries for 2000, 2001 and 2002. Financial information with respect to GIMSA includes sales of Ps.38 million, Ps.35 million and Ps.29 million in 2000, 2001 and 2002, respectively, in corn flour to PRODISA; financial information with respect to Molinera de México includes sales of Ps.21 million, Ps.28 million and Ps.4 million in 2000, 2001 and 2002, respectively, to PRODISA; financial information with respect to PRODISA includes sales of Ps.26 million, Ps.34 million and Ps.38 million in 2000, 2001 and 2002, respectively, in tortilla related products to Gruma Corporation; and financial information with respect to INTASA includes sales of Ps.556 million, Ps.290 million and Ps.292 million in 2000, 2001 and 2002, respectively, in technological support to certain subsidiaries of Gruma, S.A. de C.V. In the process of consolidation, all intra-company transactions are eliminated from the financial statements. Financial information included with respect to Gruma Corporation has been adjusted to eliminate substantial intra-company sales by Gruma Corporation’s corn flour milling unit, Azteca Milling, to its tortilla and related products business, Mission Foods.

	Year Ended December 31,

	2000		2001		2002

	Net	Operating	Net	Operating	Net	Operating
	Sales	Income	Sales	Income	Sales	Income

	(in millions of pesos of constant purchasing power as of December 31, 2002)
Gruma Corporation	Ps.8,660	Ps.451	Ps.8,822	Ps.599	Ps.9,276	Ps.797
GIMSA	5,271	580	4,947	558	4,763	507
Venezuelan Operations	2,238	218	1,996	153	2,231	241
Molinera de México	1,510	(43)	1,547	13	1,721	18
Gruma Centro América	1,180	32	1,185	(8)	1,051	31
PRODISA	407	(302)	401	(228)	187	(76)
Others and eliminations	(16)	(74)	17	(112)	(53)	(28)

Total	Ps.19,251	Ps.860	Ps.18,915	Ps.976	Ps.19,174	Ps.1,492

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Net Sales

     Overview: Net sales increased by 1.4% to Ps.19,174 million in 2002 compared to Ps.18,916 million in 2001. The increase in net sales resulted from higher net sales associated with higher volume at Gruma Corporation and Molinera de México as well as higher net sales associated with price increases at our Venezuelan Operations, partially offset by lower sales volume at GIMSA, Gruma Centro América and PRODISA (which, in the case of Gruma Centro América and PRODISA, resulted from the discontinuation of the bread operations in 2001). In 2002, 65.5% of our consolidated net sales were derived from our non-Mexican operations.

     Net Sales by Subsidiary: By major subsidiary, the percentages of consolidated net sales in 2002 and 2001 were as follows:

	Percentage of Consolidated Net Sales

Subsidiary	2002	2001

Gruma Corporation	48.4%	46.6%
GIMSA	24.8	26.2
Venezuelan Operations	11.6	10.6
Molinera de México	9.0	8.2
Gruma Centro América	5.5	6.3
PRODISA	1.0	2.1
Others and eliminations	(0.3)	0.0

     Gruma Corporation’s net sales increased 5.1% to Ps.9,276 million in 2002 compared to Ps.8,822 million in 2001 primarily reflecting higher sales volume and relatively stable prices. Gruma Corporation’s combined corn flour and tortilla sales volume increased by 5.1% to 899,000 tons in 2002 from 856,000 tons in 2001. Individually, corn flour sales volume increased 7.0% while tortilla sales volume increased 3.9%. The growth in corn flour and tortilla sales volume was partially due to Gruma Corporation’s resumed production in October 2001 of yellow-corn products that it had previously suspended the sale of due to the possible presence of the StarLink™ protein. The resumption in production followed the implementation of a more rigorous program designed to identify genetically modified organisms in corn supplies in order to ensure product safety. In 2002, the company began to recover some of the yellow corn product sales it lost as a result of the voluntary recall. See “Item 8. Financial Information—Legal Proceedings.”

     Other factors causing Gruma Corporation’s corn flour sales volume to increase included:

•	strong demand from new and existing U.S. manufacturers of conventional products such as tortillas and tortilla chips as well as new products such as snacks and bakery products; and

•	improved retail sales coverage resulting from changes to Gruma Corporation’s wholesaler and distributor network.

     Other factors causing Gruma Corporation’s tortilla sales volume to increase included:

•	increased sales to a major customer that expanded through recent acquisitions to whom Gruma Corporation is a preferred supplier;

•	increased exports; and

•	new business relationships with two restaurant chains based in the Midwest, which began during third quarter 2002.

     GIMSA’s net sales decreased by 3.7% to Ps.4,763 million in 2002 compared with Ps.4,947 million in 2001. The decrease in net sales resulted from lower sales volume. Sales volume decreased 3.5% in 2002 to 1,386,000 tons from 1,436,000 tons in 2001 due to a combination of factors, including:

•	a 3.1% decrease in bulk sales volume (which represented 85.1% of total sales volume in 2002) resulting from our efforts to limit our customers to those with low-risk credit profiles. We are continuing to focus on increasing sales to these customers and are providing such customers with incentives to increase the percentage of corn flour used in their raw-material mix; and

•	a 5.8% decrease in 2002 in sales volume of one-kilogram consumer retail packages of corn flour (which represented 14.9% of total sales volume in 2002) reflecting lower sales to DICONSA caused by DICONSA’s restructuring of operations, which resulted in an increase in the prices of goods DICONSA sells to the public and a reduction in DICONSA branches and regional coverage.

     Net sales from our Venezuelan Operations increased 11.8% to Ps.2,231 million in 2002 compared to Ps.1,996 million in 2001, reflecting significant price increases implemented throughout the year in order to offset sizeable increases in the cost of grains, particularly wheat. Sales volume from our Venezuelan Operations decreased by 0.9% in 2002 to 454,000 tons from 458,000 tons in 2001, which decrease was driven mainly by a 4.6% decline in wheat flour volume due primarily to a temporary suspension of operations in December 2002 due to the nation-wide general strike in Venezuela and, to a lesser extent, lower per-capita consumption stemming from lower consumer purchasing power coupled with higher prices. The decrease in sales volume from our Venezuelan Operations was partially offset by a 3.4% increase in sales of corn flour to be repackaged and resold under private labels.

     Molinera de México’s net sales increased 11.2% to Ps.1,721 million in 2002 from Ps.1,547 million in 2001 reflecting a 9.7% increase in sales volume and, to a lesser extent, an increase in wheat flour prices implemented in connection with an increase in the cost of wheat. The increase in sales volume to 536,000 tons in 2002 from 489,000 tons in 2001 reflected:

•	increased sales to Mexico’s largest cookie maker;

•	continuing initiatives designed to enhance sales to supermarket in-store bakeries; and

•	new supply contracts based on our commitment to customer service and quality.

     Gruma Centro América’s net sales decreased 11.3% to Ps.1,051 million in 2002 from Ps.1,185 million in 2001 reflecting the discontinuation of its bread operations in November 2001. Gruma Centro América’s sales volume decreased 4.1% in 2002 to 143,000 tons from 149,000 tons in 2001 for the same reason. Net sales declined more than sales volume because Gruma Centro América’s bread products sold at a much higher price per ton than corn flour, which is our main product line in Central America.

     PRODISA’s net sales decreased 53.4% to Ps.187 million in 2002 from Ps.401 million in 2001. Sales volume decreased 44.2% in 2002 to 15,000 tons from 28,000 tons in 2001 reflecting the discontinuation of the bread operations in November 2001.

Cost of Sales

     Overview: Our total cost of sales increased 0.5%, commensurate with a 0.5% increase in total sales volume, to Ps.11,992 million in 2002 from Ps.11,929 million in 2001. As a percentage of net sales, our total cost of sales improved to 62.5% from 63.1%, resulting primarily from better performance of our Venezuelan Operations. Our Venezuelan Operations benefited from making most corn purchases before industry-wide price increases associated with the devaluation of the bolívar and from increasing the price of corn flour throughout the year. To a lesser extent, the discontinuation of Gruma Centro América’s bread operations also contributed to the consolidated improvement.

     Cost of Sales by Subsidiary: Gruma Corporation’s cost of sales increased 4.8% to Ps.5,015 million in 2002 compared to Ps.4,783 million in 2001, commensurate with the 5.1% increase in sales volume. Cost of sales as a percentage of net sales decreased to 54.1% from 54.2% mainly as a result of better absorption of fixed costs related to higher sales volume.

     GIMSA’s cost of sales as a percentage of net sales increased to 70.4% in 2002 from 69.9% in 2001 due primarily to:

•	lower absorption of fixed costs as a result of lower sales volume; and

•	an increase in expenses associated with corn procurement, due to:

• insufficient corn supplies in certain regions of Mexico in the fourth quarter of 2002; and

• higher corn transportation and warehousing costs due to the absence in 2002 of governmental support GIMSA received in 2001 to compensate it for using domestic corn.

     In absolute terms, GIMSA’s cost of sales decreased 3.0%, commensurate with the 3.5% decline in sales volume, to Ps.3,352 million in 2002 from Ps.3,457 million in 2001.

     Cost of sales of our Venezuelan Operations increased 9.8% to Ps.1,586 million in 2002 from Ps.1,445 million in 2001, largely as a result of significant increases in raw material costs. Cost of sales as a percentage of net sales improved to 71.1% from 72.4%. Despite significant increases in the cost of raw materials (especially wheat, which is imported to Venezuela), our Venezuelan Operations improved gross margin as a result of making most corn purchases before industry-wide price increases associated with the devaluation of the bolívar and by increasing the price of corn flour throughout the year.

     Cost of sales of Molinera de México increased 11.6% to Ps.1,377 million in 2002 compared to Ps.1,234 million in 2001. Cost of sales as a percentage of net sales increased to 80.0% from 79.8% due to a change in sales mix favoring bulk presentation and, consequently, lower prices.

     Gruma Centro América’s cost of sales decreased 12.6% to Ps.678 million in 2002 compared to Ps.775 million in 2001 as a result of the 4.1% decrease in sales volume and the discontinuation of the bread operations. Cost of sales as a percentage of net sales improved to 64.5% in 2002 from 65.4% in 2001 in connection with the discontinuation of the bread operations.

     PRODISA’s cost of sales decreased 52.1% to Ps.128 million in 2002 compared to Ps.268 million in 2001 as a result of the 44.2% decrease in sales volume due to the discontinuation of the bread operations. Cost of sales as a percentage of net sales increased to 68.7% in 2002 from 66.8% in 2001 reflecting the discontinuation of the bread operations.

Gross Profit

     As a result of the above factors, our gross profit increased by 2.8% to Ps.7,182 million in 2002 compared with Ps.6,987 million in 2001 and our gross margin improved to 37.5% from 36.9%.

Selling, General and Administrative Expenses

     Overview: Our selling, general and administrative expenses, or SG&A expenses, decreased 5.3% to Ps.5,690 million in 2002 from Ps.6,012 million in 2001 due in large part to the discontinuation of the bread operations and, to a lesser extent, lower administrative expenses incurred by our corporate offices and lower expenses of GIMSA. SG&A expenses as a percentage of net sales decreased to 29.7% in 2002 from 31.8% in 2001. The decrease in SG&A expenses as a percentage of net sales was driven mainly by the discontinuation of the bread operations and, to a lesser extent, better expense absorption and containment within Gruma Corporation and our Venezuelan Operations.

     SG&A Expenses by Subsidiary: SG&A expenses of Gruma Corporation increased 0.7% to Ps.3,464 million in 2002 from Ps.3,440 million in 2001 mainly as a result of an increase in variable distribution expenses relating to the tortilla business and an increase in expenses relating to the promotion of the corn flour business. SG&A expenses as a percentage of net sales decreased to 37.3% in 2002 from 39.0% in 2001, an improvement driven by an increase in sales volume.

     GIMSA’s SG&A expenses as a percentage of net sales increased to 19.0% in 2002 from 18.8% in 2001 due to lower sales volume. In absolute terms, SG&A expenses decreased 3.0% to Ps.903 million in 2002 from Ps.931 million in 2001 due to the consolidation of administrative positions at our plants and lower freight expenses as a result of decreased sales to DICONSA.

     SG&A expenses of our Venezuelan Operations increased 1.2% to Ps.403 million in 2002 compared to Ps.398 million in 2001. SG&A expenses as a percentage of net sales decreased to 18.1% in 2002 from 20.0% in 2001 due to:

•	increased net sales;

•	significant reductions in promotional and advertising expenses;

•	the fact that distribution expenses increased at a slower rate than did inflation; and

•	to a lesser extent, headcount reduction.

     SG&A expenses of Molinera de México increased 8.5% to Ps.325 million in 2002 from Ps.300 million in 2001 due to an increase in selling expenses (especially shipping costs) and the implementation of initiatives to increase both supermarket sales and support for distributors. SG&A expenses as a percentage of net sales decreased to 18.9% in 2002 from 19.4% in 2001 as a result of higher net sales.

     SG&A expenses of Gruma Centro América decreased 18.2% to Ps.342 million in 2002 from Ps.418 million in 2001 due mainly to the discontinuation of the bread operations. For the same reason, SG&A expenses as a percentage of net sales decreased to 32.6% in 2002 compared to 35.3% in 2001.

     SG&A expenses for PRODISA decreased 62.9% to Ps.134 million in 2002 from Ps.361 million in 2001 and SG&A expenses as a percentage of net sales decreased to 71.7% in 2002 from 90.0% in 2001, each as a result of the discontinuation of the bread operations.

Operating Income

     Overview: Operating income increased 52.9% to Ps.1,492 million in 2002 compared to Ps.976 million in 2001 and our consolidated operating margin improved to 7.8% in 2002 from 5.2% in 2001 due primarily to:

•	higher sales volume with respect to, and better expense absorption within, Gruma Corporation;

•	the discontinuation of the bread operations;

•	our Venezuelan Operations’ improved performance resulting from increased corn flour prices and from having purchased most of its corn before industry-wide price increases followed the bolívar’s devaluation; and

•	lower administrative expenses at GRUMA’s corporate offices.

     Operating Income by Subsidiary: Gruma Corporation’s operating income increased 33.0% to Ps.797 million in 2002 compared to Ps.599 million in 2001 and its operating margin improved to 8.6% in 2002 compared to 6.8% in 2001 due mainly to higher sales volume and better expense absorption.

     GIMSA’s operating income decreased 9.1% to Ps.507 million in 2002 compared to Ps.558 million in 2001. GIMSA’s operating margin declined to 10.7% in 2002 compared to 11.3% in 2001.

     Operating income of our Venezuelan Operations increased 57.9% to Ps.241 million in 2002 compared to Ps.153 million in 2001 primarily due to extraordinarily better performance as a result of increasing the price of corn flour throughout the year and making most corn purchases before industry-wide price increases associated with the devaluation of the bolívar. Operating margin increased to 10.8% in 2002 compared to 7.7% in 2001.

     Molinera de México’s operating income increased 35.9% to Ps.18 million in 2002 compared to Ps.13 million in 2001 due to higher sales volume and better expense absorption. Operating margin improved to 1.1% in 2002 from 0.9% in 2001.

     Gruma Centro América’s operating income increased to Ps.31 million in 2002 compared to an operating loss of Ps.8 million in 2001 primarily reflecting the discontinuation of the bread business in November 2001.

     PRODISA’s operating loss decreased 66.8% to Ps.76 million in 2002 from an operating loss of Ps.228 million in 2001 reflecting the discontinuation of the bread operations in November 2001.

     GRUMA’s Other Subsidiaries had an operating loss of Ps.28 million in 2002 compared to an operating loss of Ps.112 million in 2001. This 75.3% decline in operating loss resulted mainly from lower administrative expenses at corporate headquarters.

Net Comprehensive Financing Cost

     Net comprehensive financing cost increased 105.5% to Ps.611 million in 2002 compared to Ps.297 million in 2001 due mainly to foreign exchange losses associated with the devaluation of the peso, partially offset by lower interest expenses as a result of a reduction in our debt. The components of comprehensive financing cost, together with explanations of significant changes, are detailed below.

	2001		2002		Change

	(in millions of pesos of constant
	purchasing power as of
Items	December 31, 2002)						Comments

Interest Expense	Ps.	670	Ps.	567	Ps.	(104)	•	Lower debt and lower average interest rates
Interest Income		(93)		(58)		35	•	Lower average interest rates and lower cash balances
Foreign Exchange Loss (Gain)		(100)		263		363	•	Peso devaluation in 2002 versus peso appreciation in 2001
Monetary Position Loss (Gain)		(180)		(161)		19	•	Lower net monetary liability position resulting mainly from reduced debt
Total	Ps.	297	Ps.	611	Ps.	314

Other Income, Net

     Other income, net, increased 73.6% in 2002 to Ps.121 million compared to Ps.69 million in 2001, mostly because of the sale of certain nonproductive assets. For a detailed description of items included in other expenses, net, see Note 13 to our consolidated financial statements.

Taxes and Employees’ Profit Sharing

     Provisions for income taxes and employee profit sharing increased to Ps.574 million in 2002 from Ps.289 million in 2001, reflecting primarily:

•	higher pre-tax income at Gruma Corporation resulting from better financial performance; and

•	higher deferred taxes as a result of the disposal of certain subsidiaries during 2002.

Equity in Earnings of Associated Companies, Net

     Our share of net income in unconsolidated associated companies represented Ps.162 million in 2002, Ps.98 million more than in 2001, due to:

•	the completion by mid-2002 of the amortization of deferred assets related to excess of cost of the acquisition over book value of Banorte (previously reported under this item), and

•	improved results of Banorte.

Majority Net Income

     As a result of the above factors, our income before minority interest was Ps.590 million in 2002 compared to Ps.523 million in 2001 and our majority net income was Ps.393 million in 2002 compared to Ps.332 million in 2001.

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

Net Sales

     Overview: Net sales decreased by 1.7% to Ps.18,916 million in 2001 compared to Ps.19,251 million in 2000 due to a 1.1% decrease in sales volume, lower prices and the effect of the depreciation of the peso on our sales outside of Mexico. Lower prices in this period were the result of lower corn and wheat costs which resulted in lower prices for corn and wheat products industry-wide. GIMSA’s net sales were particularly affected by lower sales volumes and lower prices. Net sales of our Venezuelan Operations were affected by lower sales prices. In 2001, 63.5% of our consolidated net sales were derived from our non-Mexican operations.

     Net Sales by Subsidiary: By major subsidiary, the percentages of consolidated net sales in 2001 and 2000 were as follows:

	Percentage of Consolidated Net Sales

Subsidiary	2001	2000

Gruma Corporation	46.6%	45.0%
GIMSA	26.2	27.4
Venezuelan Operations	10.6	11.6
Molinera de México	8.2	7.8
Gruma Centro América	6.3	6.1
PRODISA	2.1	2.1
Others and eliminations	0.0	0.0

     Gruma Corporation’s net sales increased 1.9% to Ps.8,822 million in 2001 compared to Ps.8,660 million in 2000 primarily reflecting higher sales volume. Gruma Corporation’s combined corn flour and tortilla sales volume increased by 2.4% to 856,000 tons in 2001 from 836,000 tons in 2000. Sales volume growth resulted from a 7.4% increase in corn flour sales volume due to improved retail sales coverage resulting from changes to our wholesaler and distributor network and, to a lesser extent, the continuing shift by manufacturers of tortillas and tortilla related products from the traditional cooked corn nixtamal method to the corn flour method of producing tortillas and tortilla related products. The effect of this increase was offset by a 0.6% decrease in tortilla sales volume due to Gruma Corporation’s decision to cease production of yellow corn products in late 2000 to ensure product safety because of the possible presence of the StarLink™ protein. With the implementation of a new program to identify these proteins, Gruma Corporation reentered the market for yellow corn products in November 2001. See “Item 8. Financial Information—Legal Proceedings.”

     GIMSA’s net sales decreased by 6.2% to Ps.4,947 million in 2001 compared with Ps.5,271 million in 2000. The decrease in net sales resulted from lower sales volume and, to a lesser extent, lower corn flour prices (resulting from lower corn prices). GIMSA’s sales volume decreased 4.7% in 2001 to 1,436,000 tons compared to 1,507,000 tons in 2000 due to a combination of factors, including:

•	a 9.3% decrease in 2001 in sales volume of one-kilogram consumer retail packages of corn flour (which represented 15.3% of GIMSA’s total sales volume in 2001) reflecting lower sales to DICONSA; and

•	a 3.8% decrease in bulk sales volume (which represented 84.7% of GIMSA’s total sales volume in 2001) resulting from GIMSA’s decision to focus on achieving higher margins rather than volume growth.

     Net sales from our Venezuelan Operations decreased 10.8% primarily as a result of lower corn flour prices (reflecting increased competition). Sales volume from our Venezuelan Operations increased by 0.8%. While corn flour sales volume decreased 2.9% because of increased competition and lower sales to Venezuela’s government-sponsored programs (PROAL), this decrease was completely offset by a 7.4% increase in wheat flour sales volume due to an expanded distribution network and improved customer service and sales efforts.

     Molinera de México’s net sales increased 2.5% to Ps.1,547 million in 2001 from Ps.1,510 million in 2000 reflecting a 1.8% increase in volume sales. This increase in sales volume to 489,000 tons in 2001 from 480,000 tons in 2000 reflected higher levels of bulk sales as a result of more competitive pricing made possible through greater efficiencies in wheat procurement and improved sales force performance through greater geographic coverage and customer segmentation by channel.

     Gruma Centro América’s net sales increased 0.4% to Ps.1,185 million in 2001 from Ps.1,180 million in 2000 reflecting higher sales volume. Gruma Centro América’s sales volume increased 2.1% in 2001 to 149,000 tons from 146,000 tons in 2000 due mainly to higher corn flour and rice sales volume as a result of stronger product promotion efforts.

     Net sales of PRODISA decreased 1.6% to Ps.401 million in 2001 from Ps.407 million in 2000. Sales volume decreased 5.0% in 2001 to 28,000 tons from 29,000 tons in 2000 reflecting a 10.2% decline in tortilla sales volume due to greater competition from tortilla makers supplying warm corn and wheat tortillas and, to a lesser extent, the discontinuation of the bread operations in November 2001. Net sales did not decline commensurately with the decrease in sales volume due to our decision to change PRODISA’s product mix to emphasize higher priced bread varieties.

Cost of Sales

     Overview: Our total cost of sales decreased 2.8% to Ps.11,929 million from Ps.12,273 million in 2000. As a percentage of net sales, however, cost of sales improved to 63.1% in 2001 from 63.8% in 2000, primarily due to better performance of Gruma Corporation and, to a lesser extent, GIMSA and Molinera de México. The primary reasons for improved performance were greater efficiencies in transportation, warehousing and grain procurement.

     Cost of Sales by Subsidiary: Gruma Corporation’s cost of sales increased 1.4% to Ps.4,783 million in 2001 compared to Ps.4,717 million in 2000 commensurate with the increase in sales volume. Cost of sales as a percentage of net sales improved to 54.2% in 2001 from 54.5% in 2000 primarily as a result of greater efficiencies in Gruma Corporation’s supply chain management and as a result of lower warehousing costs.

     GIMSA’s cost of sales decreased 7.9% to Ps.3,457 million in 2001 from Ps.3,754 million in 2000 due to:

•	lower corn costs and greater efficiencies in corn procurement;

•	lower transportation and warehousing costs due primarily to governmental support to compensate GIMSA for using domestic corn;

•	decreased costs in 2001 compared to 2000 in connection with the temporary closing of the Zamora plant in mid-2000; and

•	lower energy costs.

     GIMSA’s cost of sales as a percentage of net sales improved to 69.9% in 2001 from 71.2% in 2000 reflecting lower cost of sales and the fact that corn costs declined at a higher rate than corn flour prices due to the strength of GIMSA’s brand name.

     Cost of sales of our Venezuelan Operations decreased 10.6% to Ps.1,445 million in 2001 from Ps.1,617 million in 2000 due to higher average prices for byproducts of corn flour and wheat flour production, which are credited to cost of sales. Costs of sales as a percentage of net sales increased to 72.4% in 2001 from 72.2% in 2000 due to lower corn flour prices, reflecting increased competition, and a shift in the market from corn flour to rice flour which is a cheaper substitute and a lower margin product line for our Venezuelan Operations.

     Cost of sales of Molinera de México decreased 1.6% to Ps.1,234 million in 2001 compared to Ps.1,255 million in 2000. Cost of sales as a percentage of net sales improved to 79.8% in 2001 from 83.1% in 2000 due to:

•	better wheat procurement and inventory management, resulting in a decline in wheat costs of approximately 2% while wheat flour prices increased 0.7%;

•	better utilization of fixed costs due to higher sales volume; and

•	lower information technology costs in 2001 compared to 2000 when the SAP™ system was implemented.

     Gruma Centro América’s cost of sales increased 2.9% to Ps.775 million in 2001 compared to Ps.753 million in 2000 mainly in connection with the increase in sales volume. Cost of sales as a percentage of net sales increased to 65.4% in 2001 from 63.8% in 2000 due to:

•	higher corn costs resulting from increased purchases of domestic corn compared to imported corn because of greater supply, which prevented Gruma Centro América from increasing corn flour prices because of use of raw corn as a substitute for corn flour in the market; and

•	an unfavorable shift in Gruma Centro América’s product mix to lower gross margin products such as rice.

     PRODISA’s cost of sales decreased 5.4% to Ps.268 million in 2001 compared to Ps.283 million in 2000 due to lower sales volume. Cost of sales as a percentage of net sales improved to 66.8% in 2001 from 69.6% in 2000 reflecting the change in PRODISA’s product mix to higher margin bread varieties.

Gross Profit

     As a result of the above factors, our gross profit increased by 0.1% to Ps.6,987 million in 2001 compared with Ps.6,978 million in 2000.

Selling, General and Administrative Expenses

     Overview: Our SG&A expenses decreased 1.7% to Ps.6,012 million in 2001 from Ps.6,118 million in 2000 primarily due to lower expenses of Gruma Corporation and, to a lesser extent, lower expenses of PRODISA reflecting benefits of a restructuring plan initiated in October 2000 and implemented throughout 2001. SG&A expenses as a percentage of net sales were substantially unchanged at 31.8% in 2001 and 2000.

     SG&A Expenses by Subsidiary: SG&A expenses of Gruma Corporation decreased 1.5% to Ps.3,440 million in 2001 from Ps.3,492 million in 2000 reflecting depreciation of the peso. SG&A expenses as a percentage of net sales decreased to 39.0% in 2001 from 40.3% in 2000 reflecting higher sales.

     SG&A expenses of GIMSA decreased 0.7% to Ps.931 million in 2001 from Ps.938 million in 2000 due to lower expenses for leasing computer equipment as GIMSA’s information technology system continued to yield savings and, to a lesser extent, lower freight expenses due to decreased sales to DICONSA, partially offset by a significant increase in advertising expenses due to the nationwide advertising campaign for MASECA® brand corn flour that GIMSA launched in July 2001. SG&A expenses as a percentage of net sales increased to 18.8% in 2001 compared to 17.8% in 2000 reflecting lower net sales.

     SG&A expenses of our Venezuelan Operations decreased 1.2% to Ps.398 million in 2001 compared to Ps.403 million in 2000 due to the depreciation of the peso. SG&A expenses as a percentage of net sales increased to 20.0% in 2001 compared to 18.0% in 2000 due to lower net sales.

     SG&A expenses of Molinera de México were substantially unchanged at Ps.300 million in 2001 compared to Ps.299 million in 2000. SG&A expenses as a percentage of net sales improved to 19.4% in 2001 compared to 19.8% in 2000 reflecting higher net sales.

     SG&A expenses of Gruma Centro América increased 5.7% to Ps.418 million in 2001 from Ps.396 million in 2000 due to higher depreciation in 2001 on frozen bread equipment acquired in late 2000 and sold in connection with the sale of our bread operations. SG&A expenses as a percentage of net sales increased to 35.3% in 2001 compared to 33.5% in 2000.

     SG&A expenses for PRODISA decreased 15.3% to Ps.361 million in 2001 from Ps.426 million in 2000 reflecting benefits from the restructuring plan initiated in October 2000 to reduce SG&A expenses and increase distribution efficiencies. Advertising expenses, particularly television advertising expenses, were reduced and distribution expenses declined because inefficient routes were eliminated and combined with other routes. SG&A expenses as a percentage of net sales improved to 90.0% in 2001 compared to 104.6% in 2000.

Operating Income

     Overview: Operating income increased 13.4% to Ps.976 million compared to Ps.860 million in 2000 due mainly to improved operating income of Gruma Corporation as a result of greater efficiencies in its supply chain management, lower warehousing cost and higher sales volume and, to a lesser extent, improved operating income of PRODISA reflecting benefits of its comprehensive restructuring plan. Our consolidated operating margin improved to 5.2% in 2001 compared to 4.5% in 2000.

     Operating Income by Subsidiary: Gruma Corporation’s operating income increased 32.9% to Ps.599 million in 2001 compared to Ps.451 million in 2000 and its operating margin improved to 6.8% compared to 5.2% in 2000 due mainly to the aforementioned greater efficiencies in its supply chain management, lower warehousing cost and higher sales volume.

     GIMSA’s operating income decreased 3.6% to Ps.558 million in 2001 compared to Ps.579 million in 2000. However, GIMSA’s operating margin increased to 11.3% in 2001 compared to 11.0% in 2000 due mainly to lower corn prices and efficiencies in corn procurement.

     Operating income of our Venezuelan Operations decreased 29.9% to Ps.153 million in 2001 compared to Ps.218 million in 2000. The operating margin for our Venezuelan Operations decreased to 7.7% in 2001 compared to 9.7% in 2000 primarily due to lower corn flour prices.

     Molinera de México’s operating income was Ps.14 million in 2001 compared to an operating loss of Ps.43 million in 2000 primarily due to increases in net sales and better wheat procurement and inventory management. Molinera de México’s operating margin was 0.9% in 2001.

     Gruma Centro América had an operating loss of Ps.8 million in 2001 compared to operating income of Ps.32 million in 2000 primarily reflecting higher corn costs and higher expenses of its bread business.

     PRODISA’s operating loss decreased 24.6% in 2001 to Ps.228 million from Ps.302 million in 2000 reflecting the change in PRODISA’s product mix to include more higher profit margin products and reflecting benefits of PRODISA’s comprehensive restructuring plan.

     GRUMA’s Other Subsidiaries had an operating loss of Ps.112 million in 2001 compared to operating loss of Ps.74 million in 2000.

Net Comprehensive Financing Cost

     Net comprehensive financing cost decreased 41.3% to Ps.297 million in 2001 compared to Ps.506 million in 2000 due mostly to lower interest expense and to foreign exchange gains. The components of comprehensive financing cost, together with an explanation of the significant changes, is set forth in the following chart:

	2000		2001		Change

	(in millions of pesos of constant
	purchasing power as of
Items	December 31, 2002)						Comments

Interest Expense	Ps.	835	Ps.	670	Ps.	(165)	• Lower weighted-average interest rates and, to a lesser extent, appreciation of the peso
Interest Income		(155)		(93)		62	• Lower weighted-average interest rates
Foreign Exchange Loss (Gain).		61		(100)		(161)	• Peso appreciation in 2001 versus peso depreciation in 2000
Monetary Position Loss (Gain)		(234)		(180)		55	• Lower inflation rates and lower net monetary liability position resulting, in part, from the effect of the appreciation of the peso on dollar-denominated liabilities
Total	Ps.	506	Ps.	297	Ps.	(209)

Other Income, Net

Other income, net, increased 113.8% in 2001 to Ps.69 million compared to Ps.32 million in 2000, resulting primarily from reorganization expenses and write-off of idle assets during 2000. For a detailed description of items included in other expenses, net, see Note 13 to our consolidated financial statements.

Taxes and Employees’ Profit Sharing

     Provisions for income taxes and employee profit sharing increased to Ps. 289 million compared to Ps.22 million in 2000 primarily due to:

•	extraordinarily low taxable income in 2000 because of the implementation of Bulletin D-4 “Accounting Treatment of Income Tax, Asset Tax and Employees; Statutory Profit Sharing;” and

•	higher income tax provision in Gruma Corporation, resulting mainly from better financial performance and higher tax rates reflecting the absence in 2001 of net operating losses that were available to Gruma Corporation in 2000 in connection with certain mergers in 1999.

     The new Mexican Income Tax Law, effective as of January 1, 2002, includes a reduction of the current statutory tax rate from 35% to 32%. This change will be implemented gradually during the next three years. For 2002 and 2003, our statutory tax rate is expected to be 35% and 34%, respectively. See Note 14 to the consolidated financial statements for more information regarding this change.

Equity in Earnings of Associated Companies, Net

     Our share of net income in unconsolidated associated companies represented Ps.64 million in 2001, Ps.9 million less than in 2000 reflecting lower income of GFNorte.

Majority Net Income

     As a result of the above factors, our income before minority interest was Ps.523 million in 2001 compared to Ps.437 million in 2000 and our majority net income was Ps.332 million in 2001 compared to Ps.246 million in 2000.

CONTRACTUAL OBLIGATIONS

     As more fully disclosed in Note 12 D to the consolidated financial statements, over the past years, we have entered into agreements with third parties. Under Mexican GAAP, we have accounted for these instruments as equity and consequently these instruments are not reflected as liabilities on our balance sheet. Details of the arrangements are as follows:

•	During 2002, we entered into an equity swap agreement with an international financial institution with respect to 2,300,000 of our own shares for a total amount of U.S.$2,590,000. At maturity we are subject to pay a financial cost at the LIBOR rate plus 3.2% on the contractual amount. The agreement matures in August 2003, at which time the Company has the option to repurchase the shares at the agreed price of U.S.$1.126071 per share or pay or receive the difference between the agreed price and the market price.

•	During 2002, we entered into two call option agreements with an international financial institution with respect to 13,900,000 of our own shares for a total amount of U.S.$13,244,000. One of these agreements matured in January 2003. The other agreement matures in December 2003. At maturity, we have the right to repurchase the shares at nominal value.

     At the contractual termination of the above agreements, we will have the option to purchase such shares and such decision will be based on various factors, including the prevailing market price of our shares at the time and an overall evaluation of our liquidity position.

     In addition to the above arrangements, we have commitments under certain firm contractual arrangements to make future payments for goods and services. These firm commitments secure the future rights to various assets to be used in the normal course of operations. For example, we are contractually committed to make certain minimum lease payments for the use of property under operating lease agreements. In accordance with Mexican GAAP, the future rights and obligations pertaining to such firm commitments are not reflected as assets and liabilities on the accompanying consolidated balance sheets. Additionally, during 1995 and 1996, Gruma Corporation entered into several sale-leaseback agreements for various production equipment located in two of its U.S. plants. These agreements are accounted for as operating leases under Mexican GAAP. Under U.S. GAAP these agreements would have been accounted for as capital leases because a continuing involvement from the seller-lessee is present, and consequently, the risks and benefits of the property are not transferred to the buyer-lessor. The U.S. GAAP balance sheet as of December 31, 2001 and 2002 would reflect an increase in the fixed assets, net, balance of Ps.157,895 and Ps.149,908 (net of accumulated depreciation of Ps.41,954 and Ps.53,014, respectively), respectively, and an increase in the long-term debt balance of Ps.199,848 and Ps.202,922, respectively. The average annual rental payments under these leases, expiring in 2011, will be approximately U.S.$7 million, based upon the financial statements for the year ended December 31, 2002. Each agreement provides Gruma Corporation with a purchase option to acquire the equipment at fair market value at the expiration of the leases, and also an early purchase option, which permits Gruma Corporation to acquire the equipment at fair market value approximately three-quarters through the lease term.

     The following table summarizes separately our material firm commitments at December 31, 2002 and the timing and effect that such obligations are expected to have on our liquidity and cash flow in the future periods. In addition, the table reflects the timing of principal and interest payments on outstanding debt, which is discussed in “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness.” We expect to fund the firm commitments with operating cash flow generated in the normal course of business.

Firm Commitments
and	Less than	From 1 to 3	From 3 to 5	Over 5
Outstanding Debt	1 Year	Years	Years	Years	Total

	(in millions of U.S. dollars)
Long-term debt	—	303.9	263.5	12.3	579.8
Capital lease(1)	2.7	6.5	6.5	11.2	26.8
Operating lease(1)	32.8	44.4	21.4	15.6	114.3
Purchase(2)	71.5	—	—	—	71.5
Other(3)	75.7	—	—	—	75.7
Total	182.8	354.8	291.5	39.1	868.2

(1)	Operating and capital lease obligations primarily relate to minimum lease rental obligations for our real estate and operating equipment in various locations.
(2)	Purchase obligations relate to our minimum commitments to purchase commodities, raw materials, machinery and equipment.
(3)	Other firm commitments relate to equity derivative transactions, short-term bank loans and the current portion of long-term debt.

LIQUIDITY AND CAPITAL RESOURCES

     Our liquidity and capital resource requirements from 1998 to 2000 reflected a high level of capital expenditures in connection with the construction and acquisition of additional facilities in Mexico, the United States, Central America and Venezuela, as well as significant working capital requirements. During 2000, 2001 and 2002, we decreased capital expenditures by focusing on improving operating efficiencies. We anticipate that most of our capital expenditures in 2003 will be used for technology upgrades. We plan to achieve greater efficiencies in working capital requirements by reducing inventory turnover and accounts receivable. We cannot assure you that these efforts will be successful.

     We fund our liquidity and capital resource requirements through a variety of sources, including:

•	cash generated from operations;

•	uncommitted short-term and long-term lines of credit;

•	committed medium-term facilities;

•	offerings of medium- and long-term debt; and

•	sales of our equity securities and those of our subsidiaries from time to time.

     We believe that our overall sources of liquidity will continue to be sufficient during the next 12 months to satisfy our foreseeable financial obligations and operational requirements. The principal factors that could decrease our sources of liquidity are a significant decrease in the demand for, or price of, our products, each of which could limit the amount of cash generated from operations, and a lowering of our corporate credit rating or any other downgrade, which could increase our costs with respect to new debt and cause our stock price to suffer. Our liquidity is also affected by factors such as the depreciation or appreciation of the peso and changes in interest rates. As discussed below, Gruma, S.A. de C.V. is subject to financial covenants contained in some of its debt agreements which require it to maintain certain financial ratios and balances on a consolidated basis and Gruma Corporation is subject to financial covenants contained in some of its debt and lease agreements which require it to maintain certain financial ratios and balances on a consolidated basis. The interest that Gruma, S.A. de C.V. and Gruma Corporation pay on a portion of their debt may increase if they fail to comply with these and other covenants. An increase in the interest that Gruma, S.A. de C.V. pays on its debt could limit its ability to fund its liquidity and capital resource requirements. Similarly, an increase in the interest that Gruma Corporation pays on debt could limit Gruma Corporation’s ability to help support our liquidity and capital resource requirements.

     Mr. González Barrera has pledged part of his shares in our company to secure some of his borrowings. If the lenders enforce their rights against any or all of these shares, Mr. González Barrera could lose control over us and a change of control could result. In addition, this could trigger a default in one of our credit agreements and have a material adverse effect upon our business, financial condition, results of operations and prospects. For more information about this pledge, see “Item 7. Major Shareholders and Related Party Transactions.”

     We intend to mitigate liquidity risks by increasing revenues through capitalizing on our existing infrastructure and production capacity and pursuing moderate growth, but we cannot assure you that we will succeed in this regard.

Working Capital

     We define working capital as current assets, excluding restricted cash, minus current liabilities, excluding short-term bank loans and current portion of long-term debt. Our working capital as of the dates indicated was as follows:

December 31, 2001	Ps.3,496 million

December 31, 2002	Ps.3,588 million

Indebtedness

     In October 1997, GRUMA issued U.S.$250 million unsecured notes due 2007, which were rated “investment grade”, or triple-B- minus, by Standard & Poor’s and Ba2 by Moody’s. In November 1999, Standard & Poor’s lowered the rating on GRUMA’s U.S.$250 million unsecured notes due 2007 from triple-B-minus to double-B-plus. In September 2000, Moody’s downgraded GRUMA’s debt from Ba1 to Ba2. Additionally, in May 2001, Standard & Poor’s lowered our corporate credit rating to double-B from double-B-plus. Although Standard & Poor’s and Moody’s changed GRUMA’s outlook from negative to stable in April 2002 and June 2002, respectively, Standard & Poor’s changed GRUMA’s outlook from stable to positive in December 2002 and Standard & Poor’s raised our corporate credit rating to double-B-plus in June 2003, future downgrades or changes in outlook could cause GRUMA’s debt costs to fluctuate which could ultimately affect our stock price.

     Our indebtedness bears interest at fixed and floating rates. At December 31, 2002, approximately 41% of our outstanding indebtedness bore interest at fixed rates and approximately 59% bore interest at floating rates, with almost all floating-rate indebtedness bearing interest based on LIBOR. Although we hedge our interest rate exposure, we do not hedge our foreign exchange rate exposure because we believe that we have natural foreign exchange hedges incorporated in our balance sheet. For more information about our interest rate and foreign exchange rate exposures, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

     As of December 31, 2002, we had committed U.S. dollar-denominated long-term lines of credit totaling Ps.731 million (approximately U.S.$70 million) available from banks in the United States of which none had been drawn. As of the same date, we also had uncommitted short-term lines of credit totaling Ps.3,085 million (approximately U.S.$296 million) available from Mexican and international banks, of which we had drawn Ps.778 million. As of December 31, 2002, long-term uncommitted revolving lines of credit totaling Ps.1,232 million (approximately U.S.$118 million) from Mexican banks were available to us, of which none had been drawn. Should we elect to utilize the uncommitted lines of credit, we would have to negotiate the terms and conditions at the time of use.

     At December 31, 2002, we had total outstanding long-term debt aggregating approximately Ps.6,053 million. All of our long-term debt at such date was dollar-denominated. Our long-term debt includes U.S.$250 million, or Ps.2,610 million, of principal amount of the 7.625% Notes due 2007, which we issued in October 1997.

     On December 18, 2002, we obtained a three-year term syndicated loan from a syndicate of banks for which Bank of America, N.A. is acting as administrative agent for U.S.$300 million at LIBOR plus a spread ranging from 87.5 to 162.5 basis points, based on our consolidated debt-to-EBITDA ratio. Total proceeds were used to pay the remaining U.S.$300 million portion of our U.S.$400 million syndicated loan due February 2004. In addition, we used available revolving credit facilities at year end to prepay the U.S.$50 million syndicated loan due February 2003.

     The new syndicated loan is due in two installments: U.S.$50 million in December 2004 and U.S.$250 million in December 2005. There is a committed revolving sub-limit of up to U.S.$100 million which we can repay and reborrow and which will be reduced to U.S.$75 million in December 2004. The committed revolving sub-limit gives us additional flexibility to manage our debt.

     The new syndicated loan also allowed us to extend average debt maturities and substantially improve our debt profile. We also expect to achieve interest expense reductions because interest rates on the new syndicated loan are more competitive than were those on the previous syndicated loan.

     Some of our credit agreements contain covenants that require us to maintain:

•	a ratio of consolidated total funded debt to EBITDA of not more than 3.5:1; and

•	a ratio of consolidated EBITDA to consolidated interest charges of not less than 2.50:1.

     In addition, we may not incur additional indebtedness and may not pay dividends if doing so would violate the terms of these covenants.

     Gruma Corporation is also subject to covenants which limit the amount of dividends that can be paid under certain circumstances. Both Gruma, S.A. de C.V. and Gruma Corporation are also subject to covenants which limit the amounts that may be advanced to, loaned to, or invested in, us under certain circumstances. In addition, both Gruma, S.A. de C.V. and Gruma Corporation are required to maintain certain financial ratios and balances. Upon the occurrence of any default or event of default under its credit and lease agreements, Gruma Corporation generally is prohibited from making any payments to us or our other subsidiaries or affiliates. The covenants described above and other covenants could limit our and Gruma Corporation’s ability to help support our liquidity and capital resource requirements. We and Gruma Corporation are currently in compliance with all of the covenants contained in the debt and lease agreements.

     During 1995 and 1996, Gruma Corporation entered into several sale-leaseback agreements for various production equipment located in two of its U.S. plants. These agreements are, under Mexican GAAP, accounted for as operating leases. Average annual rental payments under these leases, expiring in 2011, will be approximately U.S.$7 million, based upon the financial statements for the year ended December 31, 2002. Each agreement provides Gruma Corporation with a purchase option to acquire the equipment at fair market value at the expiration of the leases, and also an early purchase option, which permits Gruma Corporation to acquire the equipment at fair market value approximately three-quarters of the lease term.

     As of December 31, 2002, we had total cash and cash equivalents of Ps.453 million, including Ps.1 million in restricted cash. Restricted cash is comprised primarily of undistributed proceeds from tax-exempt industrial development bonds issued by Gruma Corporation held by a trustee available for future purchases of certain plants and equipment.

     The following table presents our amortization requirements with respect to our total indebtedness as of May 12, 2003.

Year	In Millions of U.S. Dollars

2003	U.S.$61
2004	54
2005	254
2006	2
2007	252
2008 and thereafter	12

Total	U.S.$645

     The following table sets forth our ratios of consolidated debt to total capitalization (i.e., consolidated debt plus total stockholders’ equity) and consolidated liabilities to total stockholders’ equity as of the dates indicated. For purposes of these ratios, consolidated debt includes short-term debt.

		Ratio of Consolidated
	Ratio of Consolidated Debt	Liabilities to Total
Date	to Total Capitalization	Stockholders' Equity

December 31, 2001	0.37	0.81
December 31, 2002	0.36	0.84

Capital Expenditures

     After years of significant growth, we are pursuing a more moderate growth strategy, which includes lower levels of capital expenditures in property, plant and equipment primarily in connection with our expansion and technology upgrades at manufacturing facilities. In 2002, we spent U.S.$64 million on capital expenditures, primarily on technological upgrades for our production equipment. We have budgeted approximately U.S.$70 million capital expenditures for 2003. This includes approximately U.S.$11 million spent in the first quarter of this year.

     We expect to be able to fund our capital expenditures primarily from funds from operations. We believe that funds from operations and our current bank lines of credit will be sufficient to meet our anticipated capital expenditures through the end of this year.

U.S. GAAP RECONCILIATION

     Our consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. Mexican GAAP financial statements recognize the effects of inflation, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. We are not required to reverse many of the Mexican inflation accounting adjustments when reconciling Mexican GAAP to U.S. GAAP, as these adjustments provide a means of measuring the effects of price-level changes in the inflationary Mexican economy. Accordingly, these inflation-adjusted figures are considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

     Net income (loss) under U.S. GAAP amounted to Ps.310 million in 2002, Ps.200 million in 2001 and Ps.71 million in 2000, compared with majority net income (loss) under Mexican GAAP of Ps.393 million in 2002, Ps.332 million in 2001, and Ps.246 million in 2000.

     Stockholders’ equity under U.S. GAAP amounted to Ps.8,877 million in 2001 and Ps.8,580 million in 2002, compared with stockholders’ equity under Mexican GAAP of Ps.12,054 million in 2001 and Ps.12,033 million in 2002. See Note 20 to our audited consolidated financial statements for a further discussion of the adjustments under U.S. GAAP.

New Accounting Standards

New Accounting Pronouncements under Mexican GAAP

     In November 2001, the Mexican Institute of Public Accountants issued Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities, and Commitments,” which supersedes Bulletin C-9, “Liabilities,” and

Bulletin C-12, “Contingencies and Commitments.” This bulletin is effective as of January 1, 2003. Bulletin C-9 provides guidance for the valuation, recognition and presentation of liabilities, provisions, contingent assets and liabilities, and commitments. This bulletin includes detailed rules for provisions, the use of present value, the consideration of future events for its valuation, the accounting treatment for possible reimbursements and changes in the estimated value of provisions. In addition, Bulletin C-9 establishes the accounting treatment for redemption of obligations when it occurs in an earlier stage or when it is substituted by a new issuance. Our management believes that the adoption of Bulletin C-9 will not have a significant impact on our financial statements.

     In December 2001, the Mexican Institute of Public Accountants issued Bulletin C-8, “Intangible Assets.” This bulletin defines intangible assets as those costs incurred or those rights or privileges acquired that will generate future economic benefits. In addition, it provides guidance for the deferral of research and development costs and certain preoperating expenses, as well as the rules for the amortization of intangible assets. This bulletin is effective as of January 1, 2003. Our management believes that the adoption of Bulletin C-9 will not have a significant impact on our financial statements.

     In December 2002, the Mexican Institute of Public Accountants issued Bulletin C-15 “Impairment and Disposition of Long-Lived Assets,” or Bulletin C-15, which is effective for financial statements initiated in January 1, 2004; although earlier adoption is encouraged. Bulletin C-15 provides guidance for the identification of certain events that represent evidence of potential impairment of long-lived assets, tangible and intangible. Bulletin C-15 also provides guidance for the calculation and recognition of impairment losses and their reversal and establishes presentation and disclosure requirements upon the recognition of impairment losses and their reversal. Additionally, Bulletin C-15 provides presentation and disclosure requirements for discontinued operations. Our management is currently evaluating the potential effects that the adoption of this pronouncement could have on our results of operations and financial position.

Recently Issued U.S. Accounting Standards

     In January 2003, the Financial Account Standards Board, or FASB, issued FASB Interpretation No. 46 “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51, Consolidated Financial Statements,” or FIN No. 46. FIN No. 46 provides a new framework for identifying variable interest entities, or VIEs, and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. FIN No. 46 is effective in 2003. Adoption of this standard is not expected to materially affect our results of operations or financial position.

     Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123,” or SFAS No. 148, issued in December 2002, provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements of Statement of Financial Account Standards No. 123, “Accounting for Stock-Based Compensation,” to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Adoption of this standard is not expected to materially affect our results of operations or financial position.

     FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees,” or FIN No. 45, was issued in November 2002. FIN No. 45 requires that a liability be recognized at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. Guarantees, as defined in FIN No. 45, include contracts that contingently require a company to make payments to a guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of the guaranteed party, performance guarantees, indemnification agreements or indirect guarantees of indebtedness of others. This new accounting is effective for certain guarantees issued or modified after December 31, 2002. Adoption of this standard is not expected to materially affect our results of operations or financial position.

     In July 2002, the FASB issued Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” or SFAS No. 146. The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant costing, or other exit or disposal activity. Previous accounting guidance was provided by Emerging Issue Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring),” or Issue No. 94-3. SFAS No. 146 replaces Issue No. 94-3. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. SFAS No. 146 is not expected to have any material effect on our financial statements.

RESEARCH AND DEVELOPMENT

     While our business does not depend heavily on development of new technologies, we continuously engage in research and development activities that focus on, among other things: increasing the efficiency of our proprietary corn flour and tortilla production technology; maintaining high product quality; developing new and improved products and manufacturing equipment; increasing the shelf life of certain corn and wheat products; improving and expanding our information technology system; engineering, plant design and construction; and compliance with environmental regulations. We have obtained 38 patents in the United States since 1968, three of which were obtained during the last three years. Fourteen of these patents are still in force and effect and the rest have expired.

     During the years ended December 31, 2000, 2001 and 2002, we spent Ps.39.2 million, Ps.21.4 million, and Ps.9.2 million, respectively, on research and development activities. For more information about our research and development activities, see “Item 4. Information on the Company — Description of Business — Miscellaneous — INTASA — Technology and Equipment Operations.”

TREND INFORMATION

     Our financial results will likely continue to be influenced by factors such as changes in the level of consumer demand for tortillas and corn flour, government policies regarding the Mexican tortilla and corn flour industry, and the cost of corn and wheat. In addition, we expect our financial results in 2003 to be influenced by:

•	increased competition from traditional tortilla manufacturers, which could limit our ability to grow;

•	exchange rate fluctuations, particularly increases and decreases in the value of the Mexican peso relative to the Venezuelan bolívar and U.S. dollar;

•	civil and political unrest in Venezuela and the deteriorating economic situation in that country, which may negatively affect the profitability of our Venezuelan Operations and our ability to repatriate dividends from our Venezuelan Operations; and

•	increases in Mexican food consumption by the non-Hispanic population in the United States as well as projected increases in Mexican food consumption in Europe and Asia, each of which could increase sales.

ITEM 6. Directors, Senior Management and Employees.

MANAGEMENT STRUCTURE

     Our management is vested in our board of directors. Our day to day operations are handled by our executive officers.

Directors

     Our bylaws require that our board of directors be composed of a minimum of five and a maximum of twenty directors, as decided at our Ordinary General Shareholders’ Meeting. Pursuant to Mexican law, at least 25% of the members of the board of directors must be independent. Under our bylaws and the Archer-Daniels-Midland association, as long as Archer-Daniels-Midland owns at least 20% of our capital stock, it will have the right to designate two of our directors and their corresponding alternates. Archer-Daniels-Midland has designated Allen Andreas, its Chairman and Chief Executive Officer, and Paul Mulhollem, its President and Chief Operating Officer,

as members of our board of directors. Archer-Daniels-Midland has elected David J. Smith, its Senior Vice President, Secretary, and General Counsel, and Douglas J. Schmalz, its Senior Vice President and Chief Financial Officer, to serve as alternates for Mr. Andreas and Mr. Mulhollem, respectively. In addition, under Mexican law, any holder or group of holders representing 10% or more of our capital stock may elect one director and its corresponding alternate.

     The board of directors, which was elected at the Ordinary General Shareholders’ Meeting held on April 30, 2003, currently consists of 14 directors, with each director having a corresponding alternate director. The following table sets forth the current members of our board of directors, their ages, years of service, principal occupations, outside directorships, other business activities and experience, their directorship classifications as defined in the Code of Best Corporate Practices promulgated by a committee formed by the Mexican Entrepreneur Coordinating Board (Consejo Coordinador Empresarial), and their alternates. The terms of their directorships are for one year or until their appointed successors take office. The current directors and their alternates do not have service contracts with us.

Roberto González Barrera	Age:	72
	Years as Director:	21
	Principal Occupation:	Chairman of the board of directors and Chief Executive Officer of GRUMA and GIMSA
	Outside Directorships:	Chairman of the board of directors of Grupo Financiero Banorte, S.A. de C.V., since 1992.
	Directorship Type:	Shareholder, related
	Alternate:	Juan A. Quiroga García

Allen Andreas	Age:	59
	Years as Director:	6
	Principal Occupation:	Chairman and Chief Executive Officer of Archer-Daniels-Midland Company
	Outside Directorships:	Member of the Supervisory Board of the A.C. Toepfer International Group, The Trilateral Commission, and the International Council on Agriculture, Food and Trade.
	Business Experience:	Chief Financial Officer of European Operations and Vice President and Counsel to the Executive Committee of Archer-Daniels-Midland Company. Attorney for the United States Treasury Department, and member of the Bar of the State of Colorado and the American Bar Association.
	Directorship Type:	Shareholder, independent
	Alternate:	David J. Smith

Juan Antonio González Moreno	Age:	45
	Years as Director:	Since April 2003
	Principal Occupation:	Senior Vice President of the tortilla business of Gruma Corporation
	Business Experience:	Several management positions within GRUMA, including President of the corn flour operations of Gruma Corporation and Chief Operating Officer of GIMSA.
	Directorship Type:	Related
	Alternate:	Jairo Senise

Roberto González Moreno	Age:	51
	Years as Director:	16
	Principal Occupation:	Chairman of the board of directors of Corporación Noble, S.A. de C.V., and Noble Marketing International, Inc.
	Business Experience:	Several management positions within GRUMA, including Chief Operating Officer of GIMSA and Director of GRUMA’s former Fast Food Division. President of RGM Inc., Exportaciones El Parián, S.A.
	Directorship Type:	Related
	Alternate:	José de la Peña Angelín

Carlos Hank Rhon	Age:	55
	Years as Director:	9
	Principal Occupation:	Chairman of the board of directors of Hermes, S.A. de C.V.
	Outside Directorships:	Member of the board of directors of Mercedes Benz México, S.A. de C.V.
	Business Experience:	Grupo Hermes S.A. de C.V., Grupo Financiero Interacciones, S.A. de C.V., The Laredo National Bank, South Texas National Bank and Chairman of Mercedes Benz México, S.A. de C.V.
	Directorship Type:	Related
	Alternate:	Edgar Valverde Rubizewsky

Roberto Hernández Ramírez	Age:	61
	Years as Director:	8
	Principal Occupation:	Chairman of the board of directors of Banco Nacional de México, S.A.
	Outside Directorships:	Member of the board of directors of Grupo Televisa, S.A. de C.V., Ingenieros Civiles Asociados, S.A. (ICA), Grupo Modelo, S.A. de C.V., and Müenchener de México, S.A. de C.V.
	Business Experience:	Chief Executive Officer of Banco Nacional de México, S.A. and Grupo Financiero Banamex-Accival, S.A. de C.V., Chairman of the board of directors of Grupo Financiero Banamex-Accival, S.A. de C.V., Chairman of the Mexican Stock Exchange, Chairman of the Mexican Banking Association, Member of the board of directors of Teléfonos de México, S.A. de C.V.
	Directorship Type:	Independent
	Alternate:	Esteban Malpica Fomperosa

Juan Manuel Ley López	Age:	70
	Years as Director:	9
	Principal Occupation:	Chairman of Casa Ley, S.A. de C.V.
	Outside Directorships:	Chairman of the Sinaloa-Baja California Consultant Council and the National Association of Supermarket and Retail Stores (ANTAD), and member of the board of directors of Grupo Financiero Banamex Accival, S.A. de C.V.
	Business Experience:	Chief Executive Officer of Casa Ley, S.A. de C.V., consultant and instructor for junior business management at “Junior Business Management Institute”(ICAMI-SINALOA)
	Directorship Type:	Independent
	Alternate:	Francisco Villarreal Vizcaíno

Eduardo Livas Cantú	Age:	60
	Years as Director:	17
	Principal Occupation:	Consultant on financial and strategic issues and mergers and acquisitions, Chairman and member of the audit committee of GRUMA and GIMSA and member of the audit committee and risk management committee of Grupo Financiero Banorte, S.A. de C.V.
	Outside Directorships:	Member of the board of directors of Banorte, S.A. de C.V., Bancentro, S.A. de C.V. and GIMSA, and alternate member of the board of directors of Grupo Financiero Banorte, S.A. de C.V.
	Business Experience:	Several positions within GRUMA including Chief Financial Officer, President of Gruma Corporation, Chief Executive Officer of GRUMA and GIMSA
	Directorship Type:	Independent
	Alternate:	Alfredo Livas Cantú

Román Martínez Méndez	Age:	65
	Years as Director:	1
	Principal Occupation:	President of Internal Auditing of Grupo Financiero Banorte, S.A. de C.V.
	Outside Directorships:	Member of the board of directors of Unión de Crédito Monterrey, S.A. de C.V., Operadora de Fondos de Inversión, S.A. de C.V.
	Business Experience:	Several management positions within GRUMA, including Chief Internal Auditing Officer and Vice-President of Controllership and Auditing
	Directorship Type:	Related
	Alternate:	Raúl Cavazos Morales

Paul B. Mulhollem	Age:	53
	Years as Director:	1
	Principal Occupation:	President and Chief Operating Officer of Archer-Daniels-Midland Company.
	Outside Directorships:	Member of Agricore United, A.C.Toepfer International, Golden Peanut Company.
	Business Experience:	Several management positions within Archer-Daniels-Midland Company, including Group Vice President and Senior Vice President of Archer-Daniels-Midland Company’s Global Grain Operations
	Directorship Type:	Shareholder, independent
	Alternate:	Douglas J. Schmalz

Bernardo Quintana Isaac	Age:	61
	Years as Director:	8
	Principal Occupation:	Chairman of the board of directors of Empresas ICA, Sociedad Controladora.
	Outside Directorships:	Member of the board of directors of Teléfonos de México, S.A. de C.V., Cementos Mexicanos, S.A. de C.V.
	Business Experience:	Executive Vice President and Vice President of the Tourist and Urban Development Division for Grupo ICA
	Directorship Type:	Independent
	Alternate:	Diego Quintana Kawage

Alfonso Romo Garza	Age:	52
	Years as Director:	9
	Principal Occupation:	Chairman and Chief Executive Officer of Savia, S.A. de C.V.
	Outside Directorships:	Member of World Bank’s External Advisory Board for Latin America and the Caribbean, member of the board of directors of Donald Danforth Plant Science Center.
	Business Experience:	Director of Strategic Planning and Corporate Development of Visa-Femsa. Founder of Pulsar International, S.A. de C.V.
	Directorship Type:	Independent
	Alternate:	Adrián Rodríguez Macedo

Adrián Sada González	Age:	58
	Years as Director:	9
	Principal Occupation:	Chairman of the board of directors of Vitro, S.A. de C.V.
	Outside Directorships:	Member of the board of directors of ALFA, S.A. de C.V., Cydsa, S.A. de C.V., and Regio Empresas S.A. de C.V., member of the Latin American Executive Board for the University of Pennsylvania’s Wharton School of Finance.
	Business Experience:	President of the Administrative Board of Grupo Financiero Serfin, S.A. de C.V.
	Directorship Type:	Independent
	Alternate:	Manuel Güemes de la Vega

Javier Vélez Bautista	Age:	46
	Years as Director:	1
	Principal Occupation:	Managing Director of Value Link Strategic Management.
	Outside Directorships:	Member of the board of directors of GIMSA, Grupo Financiero Banorte, S.A. de C.V. and Banorte. Member of the audit committees of GIMSA and Grupo Financiero Banorte, S.A. de C.V. Member of the risk management committee of Grupo Financiero Banorte, S.A. de C.V.
	Business Experience:	Several management positions within GRUMA including Director of Finance and Planning of Gruma Corporation, Chief Financial Officer and Chief of Staff of GRUMA
	Directorship Type:	Independent
	Alternate:	Sergio García Boulle

     Mr. Roberto González Moreno and Mr. Juan Antonio González Moreno are the sons of Mr. Roberto González Barrera. Mr. Carlos Hank Rhon is the son-in-law of Mr. Roberto González Barrera.

Secretary

     The secretary of the board of directors is Mr. Salvador Vargas Guajardo, and his alternate is Mr. Guillermo Elizondo Ríos. Mr. Vargas Guajardo is not a member of the board of directors.

Senior Management

     The following table sets forth our executive officers, their ages, years of service, current positions, and prior business experience:

Roberto González Barrera	Age:	72
	Years as Executive Officer:	54
	Years at GRUMA:	54
	Current Position:	Chairman of the board of directors and Chief Executive Officer of GRUMA
	Other Positions:	Chief Executive Officer and Chairman of the board of directors of GIMSA, Chairman of the board of directors of Grupo Financiero Banorte, S.A. de C.V.

Hans Bucher Chévez	Age:	64
	Years as Executive Officer:	Since April 2003
	Years at GRUMA:	27
	Current Position:	Acting Chief Operating Officer of Gruma Centro América.
	Business Experience:	Several positions within Gruma Centro América, particularly in the corn flour operations division. Chief Executive Officer of Esso Chemical in Central America and marketing vice president at United Brands for Central and South America.

Raúl Cavazos Morales	Age:	43
	Years as Executive Officer:	1
	Years at GRUMA:	15
	Current Position:	Chief Financial Officer.
	Other Positions:	Chief Financial Officer of GIMSA.
	Business Experience:	Several positions within the finance department of GRUMA, including: Banking Relationships, Corporate Finance and Vice President of Treasury.

Rafael Angel Gárate Muñoz	Age:	46
	Years as Executive Officer:	3
	Years at GRUMA:	3
	Current Position:	Chief Operating Officer of Molinera de México
	Business Experience:	SECOFI, CONASUPO and Agroinsa.

Leonel Garza Ramírez	Age:	53
	Years as Executive Officer:	4
	Years at GRUMA:	17
	Current Position:	Chief Procurement Officer.
	Business Experience:	Manager of Quality and Corn Procurement and Vice President of Corn Procurement at GRUMA.

Roberto González Alcalá	Age:	39
	Years as Executive Officer:	1
	Years at GRUMA:	8
	Current Position:	Chief Operating Officer of GIMSA and PRODISA.
	Business Experience:	President of the Tortilla Division in Costa Rica. President of the Corn Flour Division in Central America and Chief Operating Officer of Gruma Centro América.

Homero Huerta Moreno	Age:	40
	Years as Executive Officer:	1
	Years at GRUMA:	18
	Current Position:	Chief Administrative Officer.
	Business Experience:	Various positions within GRUMA including finance and administrative vice president of GRUMA Venezuela.

Enrique Orjuela Rincón	Age:	53
	Years as Executive Officer:	4
	Years at GRUMA:	4
	Current Position:	Chief Operating Officer of MONACA.
	Business Experience:	Vice President and Chief Executive Officer of Coca-Cola Services in Venezuela, Chief Executive Officer of Kellogg’s Venezuela and Andean Region, marketing positions at Pepsi-Cola, Warner-Lambert and Quaker.

José de la Peña Angellini	Age:	53
	Years as Executive Officer:	Since September 2002
	Years at GRUMA:	Since September 2002
	Current Position:	Executive Vice President of Sales and Marketing.
	Business Experience:	Top management positions at Colgate-Palmolive, senior positions at Chrysler de México, President of the Mexico office of FCB Worldwide.

Juan Antonio Quiroga García	Age:	53
	Years as Executive Officer:	5
	Years at GRUMA:	30
	Current Position:	Chief Corporate Officer.
	Other Positions:	Senior Corporate Controller of GIMSA
	Business Experience:	Vice President of Administration of Gruma Corporation, Chief Administrative and Internal Auditing Officer of GRUMA.

Manuel J. Rubio Portilla	Age:	75
	Years as Executive Officer:	38
	Years at GRUMA:	38
	Current Position:	Senior Technology Officer.
	Business Experience:	Frederick Snare, President of Nickel Processing Corporation, Manager of Special Processes Research at Dorr Oliver.

Jairo Senise	Age:	47
	Years as Executive Officer:	Since August 2002
	Years at GRUMA:	Since August 2002
	Current Position:	President and Chief Executive Officer of Gruma Corporation.
	Business Experience:	Regional vice president and managing director of Europe and Eurasia and regional vice president of Latin America/South Africa for the Pillsbury Company/General Mills. Positions at CPC International/Best Foods, S.C. Johnson and Colgate-Palmolive.

Salvador Vargas Guajardo	Age:	50
	Years as Executive Officer:	7
	Years at GRUMA:	7
	Current Position:	General Counsel.
	Other Positions:	General Counsel of GIMSA.
	Business Experience:	Positions at Grupo Alfa, Protexa and Proeza, senior partner of two law firms, including Rojas-González-Vargas-De la Garza y Asociados.

     Mr. Oscar Enrique Urdaneta Finol is the Chief Operating Officer of DEMASECA since he was appointed based upon an agreement with our partners in DEMASECA.

     Mr. Roberto González Alcalá is a son of Mr. Roberto González Barrera.

Statutory Auditor

     Under Mexican law, a statutory auditor must be elected by our shareholders at the annual ordinary general shareholders meeting for a term of one year. At the subsequent annual ordinary general shareholders meeting, the statutory auditor is required to review our affairs and report as to the accuracy of the financial information as presented to shareholders by the board of directors. The statutory auditor is also authorized (i) to call ordinary general shareholders meetings, extraordinary general shareholders meetings and board of directors meetings; (ii) to place items on the agenda for general shareholders meetings and meetings of the board of directors; and (iii) to attend general shareholders meetings, meetings of the board of directors, meetings of the audit committee, and any other meetings of intermediate committees to which the board of directors delegates any activities (without the right to vote). At the General Ordinary Shareholders’ Meeting held on April 30, 2003, Mr. Hugo Lara Silva was elected to serve as our Statutory Auditor for one year. His alternate is Mr. Carlos Arreola Enríquez.

     Mr. Hugo Lara Silva is 63 years old. He is a retired co-director of and partner in PricewaterhouseCoopers and was a member of the board of directors, the international executive audit committee and the general partner counsel of that firm. Mr. Hugo Lara Silva has experience with a wide variety of businesses in the public and private sectors and has been the statutory auditor for companies such as Grupo Modelo, S.A. de C.V., Ciba-Geigy Mexicana, S.A. de C.V., El Puerto de Liverpool, S.A. de C.V., Grupo Financiero Bancomer, S.A. de C.V., Grupo Mexicano Somex, S.N.C. and Aseguradora Cuauhtémoc, S.A., among others.

Audit Committee

     As required by our bylaws, an audit committee was appointed at the General Ordinary Shareholders’ Meeting held on April 30, 2003. Members of the audit committee were selected from members of the board of directors. The current audit committee is comprised of three members, two of whom are independent directors. Set forth below are the names of our audit committee members, their positions within the committee, and their directorship type:

Eduardo Livas Cantú	Position:	Chairman of the Audit Committee
	Directorship Type:	Independent

Javier Vélez Bautista	Position:	Member of the Audit Committee
	Directorship Type:	Independent

Román Martínez Méndez	Position:	Member of the Audit Committee
	Directorship Type:	Related

Compensation of Directors and Senior Management

     Members of the board of directors are paid a fee of Ps.13,750 for each board meeting they attend.

     For 2002, the aggregate amount of compensation paid to all directors, alternate directors, the statutory auditor, executive officers and audit committee members was approximately Ps.$116.0 million (in nominal terms). The contingent or deferred compensation reserved as of December 31, 2002 was Ps.$12.2 million (in nominal terms).

     We offer an Executive Bonus Plan that is based on individual performance and on the results of our operations. This program applies to managers, vice presidents, and executive officers. This variable compensation can range from 15% to 32% of annual base compensation, depending upon the employee’s level.

     We offered eligible employees participation in our Executive Stock Purchase Plan through a trust that acquired our stock for this purpose. We had established through an irrevocable grantor trust an Executive Stock Purchase Plan designating up to 8,039,219 common shares, which represented approximately 1.82% of our capital stock as of December 31, 2001, which were reserved for issuance pursuant to this plan. As of December 31, 2001, all of these shares had been subscribed to and paid for and we had granted 1,144,564 of the shares, which represented 0.26% of our capital stock at that time, under this plan. The number of shares allotted to each eligible employee was determined by the employee’s position with us. These employees were eligible for the Executive Stock Purchase Plan after the first year of service with us. During 2002, we decided to terminate this plan by paying to each eligible employee the value of the number of shares corresponding to them at the then current market price.

Share Ownership

     The following Directors and Senior Managers have GRUMA shares which in each case represent less than 1% of our capital stock: Mr. Adrián Sada González, Mr. Raúl Cavazos Morales, Mr. Homero Huerta, Mr. Leonel Garza Ramírez, Mr. Javier Vélez Bautista, Mr. Roberto González Moreno, Mr. Román Martínez Méndez, Mr. Carlos Hank Rhon and Mr. Juan Antonio Quiroga García. In addition, Mr. Roberto González Barrera owns directly and indirectly 211,532,757 shares representing approximately 47.9% of our capital stock and Mr. Juan Antonio González Moreno owns 6,642,259 shares representing approximately 1.5% of our capital stock.

EMPLOYEES

     As of December 31, 2002, we had a total of approximately 14,887 employees, including unionized (6,156) and non-unionized (8,731), full- and part-time employees. Of this total, we employed approximately 6,532 persons in Mexico, 4,770 in the United States, 1,544 in Central America, 1,771 in Venezuela and 229 in England. Total employees for 2001 and 2000 were 15,585 and 17,208, respectively. Of our total employees as of December 31, 2002, approximately 40% were white-collar and 60% were blue-collar.

     In Mexico, workers at each of our plants are covered by a separate contract, under which salary revisions take place once each year, usually in January or February. Non-salary provisions of these contracts are revised bi-annually. We renewed agreements with the three unions that represent our workers in 2002 and 2003. In the United

States, Gruma Corporation has entered into collective bargaining agreements with five unions that represent 418 workers at specific facilities. We renewed agreements with one union in 2002 and we are currently negotiating the renewal of two other agreements. Salary revisions are made once each year, usually in March. Non-salary provisions of these contracts are revised according to the terms of the particular contract. We believe our current labor relations are satisfactory.

ITEM 7. Major Shareholders And Related Party Transactions.

MAJOR SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our capital stock as of April 30, 2003 (which consists entirely of Series B Shares) with respect to Mr. González Barrera and Archer-Daniels-Midland and its affiliates, the only shareholders we know to own beneficially more than 5% of our capital stock, as well as our directors and executive officers as a group and other shareholders. See “Item 9. The Offer and Listing” for further discussion of our capital stock. With the exception of Archer-Daniels-Midland’s right to appoint two members of our board of directors, and their corresponding alternates, the major shareholders do not have different or preferential voting rights with respect to those shares they own.

	Number of	Percentage of
Name	Series B Shares	Outstanding Shares

Roberto González Barrera (1)	211,532,757	47.9%
Archer-Daniels-Midland (2)	130,901,630	29.7%
Directors and Officers as a Group	11,958,006	2.7%
Other shareholders	86,782,250	19.7%
Total	441,174,643	100.0%

(1)	The shares beneficially owned by Mr. González Barrera include: 181,506,961 shares held directly by Mr. González Barrera; and 30,025,796 shares held by him through a Mexican corporation jointly owned with Archer-Daniels-Midland and controlled by him.

(2)	Of the shares beneficially owned by Archer-Daniels-Midland, a portion are held through its Mexican subsidiary, and 24,566,561 shares are held through a Mexican corporation jointly owned with Mr. González Barrera and controlled by Mr. González Barrera. Mr. González Barrera has sole authority to determine how these shares are voted, and the shares cannot be transferred without the consent of both Archer-Daniels-Midland and Mr. González Barrera.

     Mr. González Barrera controls approximately 53.5% of our capital stock and therefore has the power to elect a majority of our 14 directors. In addition, under Mexican law, any holder or group of holders representing 10% or more of our capital stock may elect one Director. Under our bylaws and the Archer-Daniels-Midland association, as long as Archer-Daniels-Midland owns at least 20% of our capital stock, it will have the right to designate two members of our board of directors and their corresponding alternates.

     Under the terms of our agreement, Archer-Daniels-Midland may not, without the consent of Mr. Roberto González Barrera, the Chairman of our board of directors and Chief Executive Officer, or our board of directors, acquire additional shares of us. On September 30, 1999, we completed a rights offering to shareholders in Mexico and ADS holders in the United States. With the authorization of Mr. González Barrera, Archer-Daniels-Midland directly and indirectly purchased a total of 51,408,337 new shares, increasing its direct and indirect ownership of our outstanding shares from approximately 22% to approximately 29% immediately after that purchase.

     We have been informed that Mr. González Barrera has pledged or has been required to pledge part of his shares in our Company as collateral for loans made to him. In the event of a default, should the lenders enforce their rights with respect to these shares, Mr. Gonzalez Barrera could lose his controlling interest in us. In addition, Mr. González Barrera must give Archer-Daniels-Midland a right of first refusal on any sale of his GRUMA shares if at the time of the sale, he owns, or as a result of the sale will own, less than 30% of our outstanding shares. Should Archer-Daniels-Midland exercise its right, then it could control us. Archer-Daniels-Midland must also give Mr. González Barrera a right of first refusal on any sale of our shares.

     With the exception of a number of direct and indirect purchases of shares by Mr. González Barrera from 2000 through 2002 which, in the aggregate, increased his ownership by approximately 3.2% of our total outstanding shares, we are not aware of any significant changes in the percentage ownership of any shareholders which held 5% or more of our outstanding shares during the past three years.

RELATED PARTY TRANSACTIONS

Transactions with Subsidiaries

     The transactions set forth below were made in the ordinary course of business since we operate as a central treasurer for our subsidiaries.

     We periodically enter into short-term credit arrangements with our subsidiaries, where we provide them with funds for working capital at market interest rates.

     When GIMSA has excess cash, GIMSA periodically makes loans to us. At their peak on January 15, 2001, these loans reached the amount of Ps.862.8 million in nominal terms. As of June 18, 2003, we owed GIMSA Ps.265.4 million. The average interest rate for this year has been 9.14%.

     MONACA has made loans to us which, at their peak on October 30, 2000, reached the amount of U.S.$28.6 million. As of June 18, 2003, we did not have any outstanding balance with MONACA.

     In September 2001, Gruma Corporation started to make loans to us which, at their peak on June 18, 2003, reached the amount of U.S.$52.0 million. The average interest rate for this year has been 2.0%.

Transactions with Archer-Daniels-Midland

     We entered into an association with Archer-Daniels-Midland in September 1996. As a result of this association, we received U.S.$258.0 million in cash, 80% ownership of our combined U.S. corn flour operations and 60% of Archer-Daniels-Midland’s Mexican wheat milling operations. We also gained exclusivity rights from Archer-Daniels-Midland in specified corn flour and wheat flour markets. In return, Archer-Daniels-Midland received 74,696,314 of our newly issued shares, which represented approximately 22% of our total outstanding shares, and 20% ownership of our combined U.S. corn flour operations, and retained 40% of the Mexican wheat milling operations. Archer-Daniels-Midland also obtained the right to designate two of our 14 directors and their corresponding alternates. Archer-Daniels-Midland has designated Allen Andreas, its Chairman and Chief Executive Officer, and Paul Mulhollem, its President and Chief Operating Officer, as members of our board of directors. Archer-Daniels-Midland has elected David J. Smith, its Senior Vice President, Secretary and General Counsel, and Douglas J. Schmalz, its Senior Vice President and Chief Financial Officer, to serve as alternates for Mr. Andreas and Mr. Mulhollem, respectively.

     In December 1999, we sold 5% of the shares of MONACA to Archer-Daniels-Midland.

Other Transactions

     We have loans outstanding to the controlling shareholder and related parties which, at their peak on December 31, 2002, aggregated Ps.176.8 million. These loans were made for personal purposes. All of these loans bear interest at market rates. As of June 18, 2003, the aggregate amount outstanding under these loans was Ps.61.0 million.

     We own approximately an 11.1% interest in GFNorte, a Mexican financial institution. In the normal course of business, we obtain financing from GFNorte’s subsidiaries at market rates and terms. The highest outstanding loan amount in dollars has been U.S.$45.8 million with an average interest rate of 7.57%. The highest outstanding amount in pesos has been Ps.705.5 million with an average interest rate of 16%. As of June 18, 2003, we do not owe any amounts to GFNorte or its subsidiaries.

     During 2000, 2001 and 2002, we purchased U.S.$75 million, U.S.$90 million and U.S.$84 million, respectively, of inventory from Archer-Daniels-Midland Corporation, a shareholder, at market rates and terms.

ITEM 8. Financial Information.

     See “Item 18. Financial Statements.” For information on our dividend policy, see “Item 3. Key Information — Dividends.” For information on legal proceedings related to us, see “ — Legal Proceedings.”

LEGAL PROCEEDINGS

     In the ordinary course of business, we are party to various legal proceedings, none of which has had or we reasonably expect will have a material adverse effect on us.

StarLinkTMLitigation

Background

     StarLinkTM is a genetically modified variety of yellow corn created by Aventis CropScience USA Holding, Inc., or Aventis, and sold primarily through its licensee, Advanta USA Corp. f/k/a Garst Seed Company, or Garst. StarLinkTM was designed to be resistant to the European Corn Borer. Aventis first obtained the approval of the Environmental Protection Agency, or EPA, to sell StarLinkTM on May 12, 1998. This registration limited the use of StarLinkTM corn to animal feed and other non-industrial uses. This limitation arose out of the EPA’s concern over the possibility that the Cry9C protein contained in StarLinkTM might be a human allergen. The EPA required Aventis to undertake a management program designed to prevent the entry of StarLinkTM corn into the human food supply. On September 18, 2000, a public interest organization called Friends of the Earth announced that it had detected traces of the DNA of the Cry9C protein in Kraft Foods, Inc.’s “Taco Bell Home Originals” sold at supermarkets. Following this announcement, Azteca Milling immediately ceased the milling of yellow corn in its Plainview, Texas mill because StarLinkTM corn is a yellow corn and Plainview, Texas was suspected to be the involved location in the flour used in Kraft’s taco shells. Azteca Milling thereafter conducted tests on its inventory for StarLink’s presence. Because these tests did not rule out the possibility of StarLinkTM being present in its yellow corn flour, Azteca Milling initiated a voluntary recall of its yellow corn flour and Mission Foods likewise initiated a voluntary recall of all of its yellow corn products. Because of this, for a time both Azteca Milling and Mission Foods discontinued selling any yellow corn products.

Consumer Litigation

     Shortly after the September 18, 2000 media announcement, Azteca Milling, Mission Foods and other unaffiliated companies were named in certain consumer lawsuits. In general, these lawsuits allege the purchase and consumption of yellow corn products possibly containing StarLinkTM corn. Further, the lawsuits generally seek unspecified damages arising out of the consumers’ purchase and consumption of such products including, but not limited to, a return of the purchase price for such products to the consumers. Each of these cases was filed as a putative class action. Certain of the cases involve allegations of personal injuries arising out of the alleged consumption of yellow corn products possibly containing StarLinkTM corn. Plaintiffs and defendants in all of these cases reached a settlement, and the settlement has been approved by the U.S. District Court for the Northern District of Illinois. A third party has assumed full liability for these consumer lawsuits.

Taco Bell Claims

     Taco Bell Corporation, its franchisees, and its parent company, have made claims against us and Aventis CropScience USA, Inc. and its affiliates, and Advanta, USA, Inc., alleging that they lost sales and profits because of consumer fears that their products contained StarLinkTM. One lawsuit has been dismissed without prejudice. Currently, there are three lawsuits pending. Our insurance carrier has accepted coverage for these claims.

     Taco Bell Corporation; Tyson Mexican Original, Inc.; McClain Foods, Inc.; Russ Taco, Inc.; T.B. Barrett, Inc.; Dar-Taco, Inc.; Heartland Bells, Inc.; on their own behalf and on behalf of similarly situated Taco Bell franchisees throughout the United States v. Aventis CropScience U.S.A. Holding, Inc.; Aventis CropScience USA, Inc.; Aventis CropScience USA, LP; Advanta, USA, Inc.; Gruma Corporation; Azteca Milling; et al. This lawsuit was filed on September 14, 2001, in the Circuit Court of Washington County, Arkansas, and was voluntarily dismissed on December 13, 2001, without prejudice. This lawsuit was a national class action on behalf of all Taco Bell franchisees, Taco Bell Corporation, and one of their suppliers seeking lost profits alleged to have been suffered because of the public’s fear that StarLinkTM corn may have been used in Taco Bell products. Without explanation, the plaintiffs voluntarily dismissed this case without prejudice to refiling. On June 12, 2002, this lawsuit was refiled in a substantially similar form, as described in the following paragraph.

     K-MAC Enterprises, Inc.; Russ Taco, Inc.; Dar-Taco, Inc.; T.B. Barrett, Inc.; McLean Foods, Inc.; and Heartland Bells, Inc.; on their own behalf and on behalf of similarly situated Taco Bell franchisees throughout the United States v. Aventis CropScience U.S.A. Holding, Inc.; Aventis CropScience USA, Inc.; Aventis CropScience USA, LP; Advanta, USA, Inc. (f/k/a Garst Seed Company); Gruma-ADM, Inc.; and Azteca Milling. This lawsuit was filed on June 12, 2002, in the Circuit Court of Sebastian County, Arkansas, as a national class action seeking to recover profits alleged to have been lost by all Taco Bell franchisees in the United States because of the public’s fear that Taco Bell products may have contained StarLinkTM corn. Plaintiffs also sought punitive damages. A settlement agreement has been reached by the parties and is pending approval by the court.

     Southern Multifoods, Inc.; Metroplex Multifoods, Inc.; Plaza Dine, Inc.; Kurani International, Inc.; and Mallen Co. v. Aventis CropScience USA Holding, Inc.; Aventis CropScience USA, Inc.; Aventis CropScience USA, LP; Advanta USA, Inc./Garst Seed Company; Gruma Corporation; and Azteca Milling. This lawsuit was filed on November 30, 2001, in the District Court of Hidalgo County, Texas, 275th Judicial District. This lawsuit is brought by Taco Bell franchisees in Texas seeking to recover lost profits allegedly suffered because of the public’s fear that StarLinkTM corn may have been used in these franchisees’ taco products made with ingredients furnished by Azteca Milling. A settlement agreement has been reached by the parties and is pending approval by the court.

     Paradise Foods, Inc.; Paradise Foods II, Inc.; Bayou Bells, LLC; Paradise-Byrne Corp.; Jaguar Bells, LLC; Bells and Whistles, LLC; Border Masters, Inc.; Carolina Coastal Foods, Inc.; John O’Brien; West Quality Food Service, Inc.; East More Tacos, Inc.; and Tricon Global Restaurants, Inc. v. Aventis CropScience USA Holding, Inc.; Aventis CropScience USA, LP; Aventis CropScience USA, Inc.; Advanta USA, Inc. (f/k/a Garst Seed Company); Gruma Corporation; Azteca Milling and Archer-Daniels-Midland Company. This lawsuit was filed on October 15, 2001, in the Circuit Court for Jones County, Mississippi, and subsequently was removed to the United States District Court for the Southern District of Mississippi, Hattiesburg Division. The lawsuit is now back in the Circuit Court for Jones County, Mississippi. This suit is brought by Taco Bell franchisees seeking to recover lost profits allegedly suffered because of the public’s fear that StarLinkTM corn may have found its way into the plaintiff’s taco products through ingredients furnished by Azteca Milling. Plaintiffs have filed a motion to remand the case to state court, and the motion to remand is pending. A settlement agreement has been reached by the parties and is pending approval by the court.

Antitrust Lawsuits

     Eighteen manufacturers of tortillas and other processed food products have brought three related antitrust lawsuits against Gruma Corporation and Azteca Milling in the United States District Court for the Southern District of Texas, Galveston Division. The three suits are: (1) El Aguila Food Products, Inc., et al. v. Gruma Corporation, et al.; No. G-01-434, in the United States District Court for the Southern District of Texas, Galveston Division; (2) Gilbert Moreno Enterprises, Inc., et al. v. Gruma Corporation, et al.; C.A. No. G-01-546, in the United States District Court for the Southern District of Texas, Galveston Division; and (3) Capistran, Inc., et al. v. Gruma Corporation, et al.; No. G-02-100, in the United States District Court for the Southern District of Texas, Galveston Division. These three lawsuits have been consolidated into El Aguila Food Products, Inc., et al. v. Gruma Corporation, et al. which, on January 10, 2003, was transferred to the United States District Court for the Southern District of Texas, Houston Division. The plaintiffs allege that the defendants, including Gruma Corporation and Azteca Milling, conspired with retailers to restrain trade in the retail sale of tortillas in Texas, California, Arizona and Michigan, used market power to exclude plaintiffs from the retail tortilla market, and otherwise competed unfairly. The plaintiffs seek damages, including treble damages, “greatly in excess of $1 million per Plaintiff,” as well as injunctive relief. Gruma Corporation and Azteca Milling deny these allegations and are vigorously defending the consolidated lawsuit. The consolidated lawsuit is in the early stages of discovery. A trial is scheduled for September 2003.

Mexican Tax Claim

     The Mexican tax authorities have disallowed the asset tax reported in our 1995 and 1996 tax returns. The authorities claim we owe Ps.500.8 million, including related surcharges and penalties. We have brought a proceeding for annulment of such disallowance notice and are vigorously defending the claim.

ITEM 9. The Offer And Listing.

TRADING HISTORY

     Our Series B Shares have been traded on the Bolsa Mexicana de Valores, S.A. de C.V., or Mexican Stock Exchange, since 1994. The ADSs, each representing four Series B Shares, commenced trading on the New York Stock Exchange in November 1998. On December 31, 2002, there were 441,402,386 outstanding Series B Shares, of which 72,613,236 Series B Shares were represented by 18,153,309 ADSs.

PRICE HISTORY

     The following table sets forth, for the periods indicated, the annual high and low closing sale prices for the Series B Shares and the ADSs as reported by the Mexican Stock Exchange and the New York Stock Exchange, respectively.

	Mexican Stock Exchange		NYSE

	Common Stock		ADS(2)

	High	Low	High	Low

	{(Ps.per share(1))		(U.S.$ per ADS)
Annual Price History
1998	31.37	15.80	10.14	9.22
1999	25.60	8.66	10.33	3.86
2000	14.20	6.80	6.25	2.88
2001	8.50	6.00	3.60	2.60
2002	13.00	8.00	5.70	3.50
Quarterly Price History
2001
1st Quarter	8.50	6.62	3.40	2.70
2nd Quarter	7.90	6.11	3.40	2.82
3rd Quarter	6.51	6.00	2.90	2.60
4th Quarter	8.22	6.50	3.60	2.85
2002
1st Quarter	10.00	8.00	4.94	3.50
2nd Quarter	13.00	10.60	5.70	4.47
3rd Quarter	11.15	10.50	4.60	4.05
4th Quarter	10.70	9.60	4.20	3.65
2003
1st Quarter	10.10	9.20	3.82	3.20
2nd Quarter(3)	10.30	9.38	3.95	3.45
Monthly Price History
December 2002	10.20	9.60	3.97	3.70
January 2003	10.10	9.50	3.82	3.30
February 2003	9.88	9.40	3.60	3.30
March 2003	9.60	9.20	3.54	3.20
April 2003	10.00	9.38	3.75	3.50
May 2003	10.30	9.50	3.95	3.65
June 2003(3)	10.07	9.80	3.90	3.45

(1)	Pesos per share reflect nominal price at trade date.

(2)	Price per ADS in U.S.$; one ADS represents four Series B Shares.

(3)	Through June 18, 2003.

     On June 18, 2003, the reported last sale price of the B Shares on the Mexican Stock Exchange was Ps.10.07 per B Share and the reported last sale price of the ADSs on the New York Stock Exchange was U.S.$3.89 per ADS.

TRADING ON THE MEXICAN STOCK EXCHANGE

     The Mexican Stock Exchange, the Bolsa Mexicana de Valores, S.A. de C. V., located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation whose shares are held by brokerage firms, which are exclusively authorized to trade on the exchange. Trading on the Mexican Stock Exchange takes place principally through automated systems and is open between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day. Trades in securities listed on the Mexican Stock Exchange can also be performed off the exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the Series B Shares that are directly or indirectly (for example, through ADSs) quoted on a stock exchange (including for these purposes the New York Stock Exchange) outside Mexico.

     Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Comisión Nacional Bancaria y de Valores (the Mexican National Banking and Securities Commission, or CNBV). Most securities traded on the Mexican Stock Exchange, including ours, are on deposit with S.D. Indeval, S.A. de C.V., or Indeval, a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

ITEM 10. Additional Information.

BYLAWS

     Set forth below is a brief summary of certain significant provisions of (1) our bylaws, as amended by our Extraordinary Shareholders’ Meeting held on April 30, 2002 to comply with recent changes to the Mexican Securities Law, and (2) Mexican law. This description does not purport to be complete and is qualified by reference to our bylaws, which have been filed as an exhibit to this Annual Report.

Organization and Register

     We are a sociedad anónima de capital variable (a corporation) organized in Mexico under the Ley General de Sociedades Mercantiles, or the Mexican Companies Law. We were incorporated on December 24, 1971 and have a corporate life of 99 years. Our corporate purpose, as fully described in Article 2 of our bylaws, is to act as a holding company. As such, our bylaws grant us the power to engage in various activities, which allow us to function as a holding company. These powers include, but are not limited to, the ability to (1) acquire, sell, import, export, and manufacture all types of goods and products, (2) issue securities and take all actions with respect to securities of any kind, (3) create, organize and manage all types of companies, (4) act as an agent or representative, (5) acquire, sell and maintain real property, (6) perform or receive professional, technical or consulting services, (7) establish branches, agencies or representative offices, (8) acquire, license or use intellectual property, (9) grant and receive loans, (10) subscribe, issue and negotiate all types of credit instruments, and (11) perform any acts necessary to accomplish the foregoing.

Directors

     Our bylaws provide that our management shall be vested in the board of directors. Each director is elected by a simple majority of the shares and there are no provisions for cumulative voting. Under Mexican law and our bylaws, any holder or group of holders owning 10% or more of our capital stock may elect one director and its corresponding alternate. The board of directors shall be comprised of a minimum of five and a maximum of twenty directors, as determined by the shareholders at the annual ordinary general shareholders’ meeting. Under Mexican law, at least 25% of the members of the board of directors must be independent. Currently, our board of directors consists of 14 members.

     The board of directors shall meet at least once every three months. These meetings can be called by the Chairman of the Board of Directors, by 25% of the members of the board of directors, or by our statutory auditors. Under the terms of our association with Archer-Daniels-Midland, Archer-Daniels-Midland will have the right to appoint two of our directors, and their corresponding alternates, as long as it owns at least 20% of our capital stock. The directors serve for a one year term, or until their successors have taken office. Directors receive compensation as determined by the shareholders at the annual ordinary general shareholders’ meeting. A majority of directors is needed to constitute a quorum and board resolutions must be passed by a majority of the votes present at any validly constituted meeting or by unanimous consent if no meeting is convened.

     Under Mexican law, any member of the board of directors who has a conflict of interest with the corporation in any transaction must disclose such fact to the other directors and abstain from voting on that transaction. Any member of the board of directors who violates this provision may be liable for the resulting damages incurred by the company. Members of the board of directors may not represent shareholders at any shareholders’ meeting.

     Our bylaws provide that the board of directors is required to approve: (i) related party transactions other than those occurring in the ordinary course of business; (ii) purchases of 10% or more of our corporate assets; (iii) guarantees for more than 30% of our corporate assets; (iv) any other transaction, different from the aforementioned, the value of which represents more than 1% of the corporate asset value of GRUMA. This approval is non-delegable.

     Under Mexican law, shareholders can initiate actions for civil liabilities against directors through resolutions passed by a majority of the shareholders at a general ordinary shareholders’ meeting. In the event the majority of the shareholders decide to bring such action, the director against whom such action is brought will immediately cease to be a member of the board of directors. Additionally, shareholders representing not less than 15% of our outstanding shares may directly bring such action against directors. Any recovery of damages with respect to such action will be for the benefit of us and not for the shareholders bringing the action.

     Under our bylaws, we are required to have an audit committee comprised of directors, the majority of whom must be independent directors, including the Chairman. Members are appointed at the annual ordinary general shareholders’ meeting, hold office for one year and will continue their duties until their successors take their positions. Members shall receive such compensation set at the ordinary general shareholders’ meeting. The audit committee is empowered to: (i) prepare an annual report of its activities and render it to the board of directors; (ii) issue opinions with respect to related party transactions; (iii) make proposals relating to the hiring of independent experts, if necessary, so that such experts can issue their opinions with respect to related party transactions; (iv) propose to the board of directors candidates for the external auditor position and the conditions pursuant to which they will be hired; (v) revise our financial information and arrange the issuance process for the same; (vi) contribute to the definition of the general guidelines of the internal control system, assess its effectiveness, as well as coordinate and evaluate the annual internal audits and the activities performed by our internal and external auditors and the statutory auditors; and (vii) verify that we have the necessary mechanisms to ensure that we are in compliance with applicable laws and inform the board of directors in this respect. Our statutory auditors will be called to all meetings held by the audit committee.

     According to our bylaws, the board of directors is empowered to execute and negotiate any of our credit instruments and agreements. The board of directors may delegate such power to any individual.

     See also “Item 6. Directors, Senior Management and Employees” for further information about the board of directors.

Voting Rights and Shareholders’ Meetings

     Each share entitles the holder thereof to one vote at any general meeting of our shareholders. Shareholders may vote by proxy. At the ordinary general shareholders’ meeting, any shareholder or group of shareholders representing 10% or more of the outstanding common stock has the right to appoint one regular director and its corresponding alternate, with the remaining directors being elected by majority vote. Holders of series B shares do not have cumulative voting rights.

     General shareholders’ meetings may be ordinary meetings or extraordinary meetings. Extraordinary general shareholders’ meetings are called to consider matters specified in Article 182 of the Mexican Companies Law, including, principally, changes in the authorized fixed share capital and other amendments to the bylaws, the issuance of preferred stock, liquidation, mergers and spin-offs, and transformation from one corporate form to another. All other matters may be considered at ordinary general shareholders’ meetings. Ordinary general shareholders’ meetings must be called to consider and approve matters specified in Article 181 of the Mexican Companies Law, including, principally, the appointment of the members of the board of directors and the statutory auditor, the compensation paid to the directors and statutory auditor, the distribution of our profits for the previous year, and the annual reports presented by the board of directors and the statutory auditor.

     A general ordinary shareholders’ meeting must be held during the first four months after the end of each fiscal year. In order to attend a general shareholders’ meeting, the day before the meeting shareholders must deposit the certificates representing their common stock or other appropriate evidence of ownership either with the secretary of our board of directors, with a credit institution, or with Indeval. The secretary, credit institution or Indeval will hold the certificates until after the general shareholders’ meeting has taken place.

     Our shareholders establish the number of members that will serve on our board of directors at the ordinary general shareholders’ meeting. Under our bylaws, the board of directors shall be comprised of a minimum of five and a maximum of twenty directors. Pursuant to Mexican law, at least 25% of the members of the board of directors must be independent.

     Under our bylaws, the quorum for an ordinary general shareholders’ meeting is at least 50% of the outstanding common stock, and action may be taken by the affirmative vote of holders representing a majority of the shares present. If a quorum is not present, a subsequent meeting may be called at which the shareholders present, whatever their number, will constitute a quorum and action may be taken by a majority of the shares present. A quorum for extraordinary general shareholders’ meetings is at least 75% of the outstanding common stock, but if a quorum is not present, a subsequent meeting may be called. A quorum for the subsequent meeting is at least 50% of the outstanding shares. Action at an extraordinary general shareholders’ meeting may only be taken by a vote of holders representing at least 50% of the outstanding shares.

     Shareholders’ meetings may be called by the board of directors, the statutory auditor or a court. The board of directors or the statutory auditor may be required to call a shareholders’ meeting if holders of at least 10% of our outstanding share capital request a meeting in writing, at the written request of any shareholder if no shareholders’ meeting has been held for two consecutive years, or if, during a period of two consecutive years, the board of directors’ annual report for the previous year and the company’s financial statements were not presented to the shareholders, or if the shareholders did not elect directors and the statutory auditor.

     Notice of shareholders’ meetings must be published in the Official Gazette of the Federation or in a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. Shareholders’ meetings may be held without such publication provided that 100% of the outstanding shares are represented. Shareholders’ meetings must be held in Mexico City.

     Under Mexican law, holders of 10% of our outstanding capital stock may have any shareholder action set aside by filing a complaint with a Mexican court of competent jurisdiction within 15 days after the close of the meeting at which such action was taken, by showing that the challenged action violates Mexican law or our bylaws. Relief under these provisions is only available to holders who were entitled to vote on the challenged shareholder action and whose shares were not represented when the action was taken or, if represented, were voted against it.

Dividend Rights and Distribution

     Within the first four months of each year, the board of directors must submit our company’s financial statements for the preceding fiscal year to the shareholders for their approval at the ordinary general shareholders’ meeting. They are required by law to allocate five percent of any new profits to a legal reserve which is not thereafter available for distribution until the amount of the legal reserve equals 20% of our historical capital stock (before adjusting for inflation). Amounts in excess of those allocated to the legal reserve fund may be allocated to other reserve funds as the shareholders determine, including a reserve for the repurchase of our shares. The remaining balance of new profits, if any, is available for distribution as dividends. Cash dividends on the shares held through Indeval will be distributed by us through Indeval. Cash dividends on the shares evidenced by physical certificates will be paid when the relevant dividend coupon registered in the name of its holder is delivered to us. No dividends may be paid, however, unless losses for prior fiscal years have been paid up or absorbed. See “Item 3. Key Information—Dividends.”

Liquidation

     Upon our dissolution, one or more liquidators must be appointed by an extraordinary shareholders’ general meeting to wind up its affairs. If the extraordinary general shareholders’ meeting does not make said appointment, a Civil or District Judge of the Federation can do so at the request of any shareholder. All fully paid and outstanding common stock will be entitled to participate equally in any distribution upon liquidation after the payment of the company’s debts, taxes and the expenses of the liquidation. Common stock that has not been paid in full will be entitled to these proceeds in proportion to the paid-in amount.

     If the extraordinary general shareholders’ meeting does not give express instructions on liquidation, the bylaws stipulate that the liquidators will (i) conclude all pending matters they deem most convenient, (ii) prepare a general balance and inventory, (iii) collect all credits and pay all debts by selling assets necessary to accomplish this task, (iv) sell assets and distribute income, and (v) distribute the remnant, if any, pro rata among the shareholders.

Changes in Capital Stock

     Our outstanding capital stock consists of Class I and Class II series B shares. Class I shares are the fixed portion of our capital stock and have no par value. The fixed portion of our capital stock cannot be redeemed. Class II shares are the variable portion of our capital stock and have no par value. The variable portion cannot be greater than seven times the minimum fixed portion of our company’s capital stock specified in the bylaws. The issuance of variable capital shares, unlike the issuance of fixed capital shares, does not require an amendment of the bylaws, although it does require approval at an ordinary general shareholders’ meeting. The fixed portion of our capital stock may only be increased or decreased by resolution of an extraordinary general shareholders’ meeting and an amendment to our bylaws, whereas the variable portion of our capital stock may be increased or decreased by resolution of an ordinary general shareholders’ meetings. Currently, our outstanding capital stock consists only of fixed capital.

     An increase of capital stock may generally be made through the issuance of new shares for payment in cash or in kind, by capitalization of indebtedness or by capitalization of certain items of shareholders’ equity. An increase of capital stock generally may not be made until all previously issued and subscribed shares of capital stock have been fully paid. A reduction of capital stock may be effected to absorb losses, to redeem shares, to repurchase shares in the open market or to release shareholders from payments not made.

Preemptive Rights

     Except in certain limited circumstances, in the event of a capital increase through the issuance of shares for payment in cash or in kind, a holder of existing shares of a given series at the time of the capital increase has a preferential right to subscribe for a sufficient number of new shares of the same series to maintain the holder’s existing proportionate holdings of shares of that series. Preemptive rights must be exercised within the period and under the conditions established for such purpose by the shareholders at the corresponding shareholders’ meeting. Under Mexican law and the bylaws, the exercise period may not be less than 15 days following the publication of notice of the capital increase in the Official Gazette of the Federation or following the date of the shareholders’ meeting at which the capital increase was approved if all shareholders were represented; otherwise such rights will lapse.

     Shareholders will not have preemptive rights to subscribe for common stock issued in connection with mergers, upon the conversion of convertible debentures, in a public offering (if the majority of shareholders at a general extraordinary meeting approve the issuance of shares and waive their preemptive rights in accordance with the Mexican securities market law and our bylaws) or in a resale of common stock held in our treasury as a result of repurchases on the Mexican Stock Exchange.

     Under Mexican law, preemptive rights may not be waived in advance by a shareholder, except under limited circumstances, and cannot be represented by an instrument that is negotiable separately from the corresponding share. Holders of ADRs may be restricted in their ability to participate in the exercise of preemptive rights. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Controlling Shareholders and Capital Structure—Holders of ADSs May Not Be Able to Participate in Any Future Preemptive Rights Offering and as a Result May Be Subject to a Dilution of Equity Interest.”

Restrictions Affecting Non-Mexican Shareholders

     Foreign investment in capital stock of Mexican corporations is regulated by the 1993 Foreign Investment Law and by the 1998 Foreign Investment Regulations to the extent they are not inconsistent with the Foreign Investment Law. The Ministry of Economy and the National Commission on Foreign Investment are responsible for the administration of the Foreign Investment Law and the Foreign Investment Regulations.

     Our bylaws do not restrict the participation of non-Mexican investors in our capital stock. However, approval of the National Foreign Investment Commission must be obtained for foreign investors to acquire a direct or indirect participation in excess of 49% of the capital stock of a Mexican company that has an aggregate asset value that exceeds, at the time of filing the corresponding notice of acquisition, an amount determined annually by the National Foreign Investment Commission.

     As required by Mexican law, our bylaws provide that any non-Mexicans who acquire an interest or participation in our capital at any time will be treated as having Mexican nationality for purposes of their interest in us, and with respect to the property, rights, concessions, participations or interests that we may own or rights and obligations that are based on contracts to which we are a party with the Mexican authorities. Such shareholders cannot invoke the protection of their government under penalty of forfeiting to the Mexican State the ownership interest that they may have acquired. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Controlling Shareholders and Capital Structure—Our Bylaws Restrict the Ability of Non-Mexican Shareholders to Invoke the Protection of Their Governments with Respect to Their Rights as Shareholders.”

     Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government with respect to his rights as a shareholder, but is not deemed to have waived any other rights it may have with respect to its investment in us, including any rights under U.S. securities laws. If a shareholder should invoke governmental protection in violation of this provision, its shares could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the bylaws of all Mexican companies unless such bylaws prohibit ownership of shares by non-Mexicans.

Registration and Transfer

     Our shares are evidenced by certificates in registered form. We maintain a stock registry and, in accordance with Mexican law, only those persons whose names appear on the stock registry are recognized as owners of the series B shares.

Other Provisions

Redemption Rights

     Outstanding variable capital shares, if any, may be fully or partially redeemed by the holders thereof. The minimum fixed portion of our capital stock cannot be redeemed. Currently, we have no outstanding variable capital shares. A holder of variable capital stock that wishes to effect a total or partial redemption of such stock is required to notify us in an authenticated written notice to that effect. If notice of redemption is received prior to the last quarter of the fiscal year, the redemption becomes effective at the end of the fiscal year in which the shareholder gives notice. Otherwise, the redemption becomes effective at the end of the following fiscal year.

     Redemption of our variable capital stock is made at the lower of (i) 95% of the average share price quoted on the Mexican Stock Exchange during the 30 business days prior to the date on which the redemption is to become effective or (ii) the book value per variable capital share as calculated from our financial statements (as approved at an ordinary general shareholders’ meeting) for the fiscal year at the end of which the redemption is to become effective. Any such amount to be paid by us would become due on the day following the ordinary general shareholders’ meeting referred to in clause (ii) above.

Appraisal Rights

     Under Mexican law, whenever the shareholders approve a change of corporate purpose, change of our nationality or transformation from one type of corporate form to another, any shareholder entitled to vote on such change or transformation who has voted against it has the right to tender its shares and receive the amount attributable to its shares, provided such shareholder exercises its right to withdraw within 15 days following the adjournment of the meeting at which the change or transformation was approved. Under Mexican law, the amount which a withdrawing shareholder is entitled to receive is equal to its proportionate interest in our capital stock according to our most recent balance sheet approved by an ordinary general meeting of shareholders. The reimbursement may have certain tax consequences.

Share Repurchases

     We may repurchase our common stock on the Mexican Stock Exchange at any time at the then prevailing market price. The repurchase of shares will be made at the expense of our equity if the repurchased shares remain outstanding, or at the expense of our capital stock if the repurchased shares are placed in our treasury. At the ordinary general shareholders’ meeting, shareholders shall determine the maximum amount of funds to be allocated to the repurchase of shares, which amount shall not exceed our total net profits, including retained earnings.

     Repurchased common stock will either be held by us or kept in our treasury, pending future sales thereof on the Mexican Stock Exchange. If the repurchased shares are kept in our treasury, we may not exercise the economic and voting rights corresponding to them, and such shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders’ meeting. The repurchased shares held by us as outstanding shares may not be represented at any shareholder meeting. The decrease or increase of the capital stock as a consequence of the repurchase and sale by the company of its shares does not require the approval of a shareholders’ meeting or of the board of directors.

     Under Mexican securities regulation, our directors, officers, statutory auditors, external auditors, and the secretary of the board of directors and holders of 10% or more of our outstanding common stock may not sell common stock to us, or purchase repurchased common stock from us, unless the sale or purchase is made through a tender offer. Mexican securities regulations under the Mexican Securities Market Law require that if we decide to repurchase common stock representing three percent or more of our outstanding share capital in any 20 trading-day period, these repurchases must be conducted by means of a public tender offer.

Repurchase in the Event of Delisting

     If the registration of our common shares in the Securities Section of the Registro Nacional de Valores (National Registry of Securities or RNV) is canceled, whether at our request or by the CNBV, under our bylaws and CNBV regulations, our controlling shareholders must make a public offer to purchase all of the shares owned by minority shareholders before the cancellation takes effect. Unless a different price is approved by the CNBV, the common shares must be purchased by the controlling shareholders at a price equal to or greater than the higher of the average closing sale price for such shares on the stock exchange during the 30 days before the offer or the book value of the same, as reflected in our last quarterly report filed with the CNBV and the Mexican Stock Exchange before the date of the offer. Once a public offer is made, and prior to the cancellation of our common shares in the Securities Section of the RNV if our controlling shareholders have not acquired 100% of our outstanding common shares, our controlling shareholders shall then execute a trust in order to provide sufficient monetary resources, which should be left in the trust for a minimum of two years, in order to allow any remaining minority shareholder to sell its shares to the trust at the public offer price.

     Under our bylaws, holders of the majority of the common shares are not obligated to make a public offer to purchase the common shares owned by minority holders if the holders of all our outstanding common shares approve the cancellation of the registration of the common shares with the RNV. This provision in the bylaws may not be amended without the consent of holders of at least 95% of the outstanding common shares and the prior approval of the CNBV. The majority shareholders shall not be required to carry out the public offering if the totality of the shareholders consent to the registry cancellation.

Shareholder Conflicts of Interest

     Under Mexican law, any shareholder that has a direct or indirect conflict of interest with respect to any transaction must abstain from voting thereon at the relevant shareholders’ meeting. A shareholder that votes on a business transaction in which its interest conflicts with ours may be liable for damages if the transaction would not have been approved without such shareholder’s vote.

Rights of Shareholders

     The protections afforded to minority shareholders under Mexican law are different from those in the United States and many other jurisdictions. The substantive law concerning duties of directors and controlling shareholders has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions or shareholder derivative actions, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders or to enforce rights of the corporation itself. Shareholders cannot challenge corporate action taken at a shareholders’ meeting unless they meet certain procedural requirements.

     As a result of these factors, in practice it may be more difficult for our minority shareholders to enforce rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Controlling Shareholders and Capital Structure—The Protections Afforded to Minority Shareholders in Mexico Are Different From Those in the United States.”

     In addition, under the U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the Exchange Act, including the proxy solicitation rules, the rules requiring disclosure of share ownership by directors, officers and certain shareholders. We are also exempt from certain of the corporate governance requirements of the New York Stock Exchange, including the requirements concerning audit committees and independent directors.

MATERIAL CONTRACTS

Archer-Daniels-Midland

     We entered into an association with Archer-Daniels-Midland in September 1996. We believe that this association has improved our position in the U.S. corn flour market by combining our proprietary corn flour technology, our leading position in the corn flour industry in Mexico, the United States, Central America and Venezuela and our operational expertise with Archer-Daniels-Midland’s logistical resources and financial strength.

     As a result of this association, we received U.S.$258.0 million in cash, 80% ownership of our combined U.S. corn flour operations and 60% of Archer-Daniels-Midland’s Mexican wheat milling operations. We also gained exclusivity rights from Archer-Daniels-Midland in specified corn flour and wheat flour markets. In return, Archer-Daniels-Midland received 74,696,314 of our newly issued shares, which represented approximately 22% of our total outstanding shares, and 20% ownership of our combined U.S. corn flour operations, and retained 40% of the Mexican wheat milling operations. Archer-Daniels-Midland also obtained the right to designate two of the 14 members of our board of directors and their corresponding alternates.

     Under the terms of this association, Archer-Daniels-Midland may not, without the consent of Mr. Roberto González Barrera, the Chairman of our board of directors and Chief Executive Officer, or our board of directors, acquire additional shares of us. In 1999, Mr. González Barrera authorized Archer-Daniels-Midland to acquire additional shares of us issued as a result of an increase in capital stock and subsequent rights offering to our shareholders. In connection with the rights offering on August 19, 1999, Archer-Daniels-Midland directly and indirectly purchased a total of 51,408,337 new shares, increasing its ownership of our outstanding shares to approximately 29.2%, directly and indirectly. A total of 24,566,561 of these new shares are held by Archer-Daniels Midland through a Mexican corporation jointly owned with Mr. González Barrera and controlled by him. Furthermore, Archer-Daniels-Midland must give Mr. González Barrera a right of first refusal on any sale of our shares. Mr. González Barrera must give Archer-Daniels-Midland a similar right on any sale of his shares in us if at the time of the sale, he owns, or as a result of the sale will own, less than 30% of our outstanding shares. See “Item 7. Major Stockholders and Related Party Transactions—Related Party Transactions.”

     The documents which detail the terms of the association include the Shareholders Agreement by and among us, Roberto González Barrera, Archer-Daniels-Midland and ADM Bioproducts, S.A. de C.V., the Asset Contribution Agreement among Gruma Corporation, Gruma Holding, Inc., ADM Milling Co., Valley Holding, Inc., GRUMA-ADM, and Azteca Milling, L.P., and the Investment Agreement by and between us and Archer-Daniels-Midland, all dated as of August 21, 1996, as well as Amendment No. 1 and Amendment No. 2 to the Shareholders Agreement, dated as of September 13, 1996 and August 18, 1999, respectively. See “Item 19. Exhibits.”

Bank of America, N.A.

     On December 18, 2002, we obtained a U.S.$300,000,000 syndicated loan from a group of 15 local and foreign banks, led by Bank of America, N.A. The three-year loan allowed us to pay our outstanding syndicated loan. The loan pays a spread ranging from 87.5 to 162.5 percentage points over LIBOR. No single bank in the syndicate finances more than 9.8% of the total loan. The U.S.$300,000,000 Loan Agreement among us, the lenders, Bank of America, N.A., as Administrative Agent, and Banc of America Securities, LLC, as Lead Arranger and Sole Book Manager, dated December 18, 2002, details the terms of this loan. See “Item 19. Exhibits.”

EXCHANGE CONTROLS

     Mexican law does not restrict our ability to remit dividends and interest payments, if any, to non-Mexican holders of our securities. Payments of dividends to equity-holders generally will be subject to Mexican withholding tax. See “—Taxation—Mexican Tax Considerations—Payment of Dividends.” Mexico has had a free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994.

     Our ability to repatriate dividends from our Venezuelan Operations may be adversely affected by exchange controls and other recent events. See “Item 3. Risk Factors—Risks Related to Venezuela—Venezuela Presents Significant Economic Uncertainty and Political Risk.”

TAXATION

     The following summary contains a description of certain Mexican federal and U.S. federal income tax consequences of the acquisition, ownership and disposition of B Shares or B Share ADSs (which are evidenced by ADRs), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase or hold B Shares or ADSs, such as the tax treatment of holders that are dealers or that own (actually or constructively under rules prescribed in the Internal Revenue Code of 1986, as amended, or the Code), 10% or more of the voting shares of GRUMA.

     The Convention for the Avoidance of Double Taxation and a Protocol thereto, or the Tax Treaty, between the United States and Mexico entered into force on January 1, 1994. The United States and Mexico have also entered into an agreement concerning the exchange of information with respect to tax matters.

     The summary is based upon tax laws of the United States and Mexico as in effect on the date of this document, which are subject to change, including changes that may have retroactive effect. Holders of B Shares or ADSs should consult their own tax advisers as to the Mexican, U.S. or other tax consequences of the purchase, ownership and disposition of shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

Mexican Tax Considerations

     The following is a general summary of the principal consequences under the Ley del Impuesto sobre la Renta (the Mexican Income Tax Law) and rules and regulations thereunder, as currently in effect, of an investment in Shares or ADSs by a holder that is not a resident of Mexico and that will not hold shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment or fixed base in Mexico.

     For purposes of Mexican taxation, a natural person is a resident of Mexico for tax purposes if he has established his home in Mexico, unless he has resided in another country for more than 183 days, whether consecutive or not, in any one calendar year and can demonstrate that he has become a resident of that country for tax purposes, and a legal entity is a resident of Mexico if it was incorporated in Mexico or maintains the principal administration of its business or the effective location of its management in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such person can demonstrate the contrary. If a non-resident of Mexico is deemed to have a permanent establishment or fixed base in Mexico for tax purposes, all income attributable to such permanent establishment or fixed base will be subject to Mexican taxes, in accordance with applicable tax laws.

Tax Treaties

     Provisions of the Tax Treaty that may affect the taxation of certain U.S. holders are summarized below. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters.

     Mexico has also entered into and is negotiating several other tax treaties that may reduce the amount of Mexican withholding tax to which payment of dividends on shares or ADSs may be subject. Holders of shares or ADSs should consult their own tax advisors as to the tax consequences, if any, of such treaties.

     Under the Mexican Income Tax Law, in order for any benefits from the Tax Treaty or any other tax treaties to be applicable, residence for tax purposes must be demonstrated.

Payment of Dividends

     Under the Mexican Income Tax Law, dividends, either in cash or in kind, paid with respect to shares represented by ADSs are not subject to Mexican withholding tax. A Mexican corporation will not be subject to any tax if the amount of dividends does not exceed the net tax profit account (cuenta de utilidad fiscal neta, or CUFIN).

     If we pay a dividend in 2003 in an amount greater than our CUFIN balance (which may occur in a year when net profits exceed the balance in such accounts), then we are required to pay a 34% income tax on an amount equal to the product of the portion of the grossed-up amount which exceeds such balance multiplied by the factor 1.5152. For the next couple of years, the applicable income tax rate and factor are expected to be as follows:

Year	Rate	Factor

2004	33%	1.4925
2005	32%	1.4706

After 2005, the applicable income tax rate and factor are expected to be 32% and 1.4706, respectively.

Taxation of Dispositions

     The sale or other disposition of ADSs by a non-resident holder will not be subject to Mexican tax. Deposits of shares in exchange for ADSs and withdrawals of shares in exchange for ADSs will not give rise to Mexican tax or transfer duties.

     The sale of shares by a non-resident holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other securities markets approved by the Mexican Ministry of Finance. Sales or other dispositions of shares made in other circumstances generally would be subject to Mexican tax, regardless of the nationality or residence of the transferor.

     Under the Mexican Income Tax Law, gains realized by a nonresident holder of shares on the sale or disposition of shares not conducted through a recognized stock exchange generally are subject to a Mexican tax at a rate of 20% of the gross sale price. However, if the holder is a resident of a country which is not considered to be a low tax rate country (by reference to a list of low rate countries published by the Mexican Ministry of Finance and Public Credit), the holder may elect to designate a resident of Mexico as its representative, in which case taxes would be payable at a 34% rate on the gain on such disposition of shares in 2003 (33% in 2004 and 32% in 2005 and thereafter).

     Pursuant to the Tax Treaty, gains realized by qualifying U.S. holders from the sale or other disposition of shares, even if the sale is not conducted through a recognized stock exchange, will not be subject to Mexican income tax except that Mexican taxes may apply if:

•	50% or more of our assets consist of fixed assets situated in Mexico;

•	such U.S. holder owned 25% or more of the shares representing the capital stock of GRUMA (including ADSs), directly or indirectly, during the 12-month period preceding such disposition; or

•	the gain is attributable to a permanent establishment or fixed base of the U.S. holder in Mexico.

Other Mexican Taxes

     A non-resident holder will not be liable for estate, inheritance or similar taxes with respect to its holdings of shares or ADSs; provided, however, that gratuitous transfers of shares may in certain circumstances result in imposition of a Mexican tax upon the recipient. There are no Mexican stamp, issue registration or similar taxes payable by a non-resident holder with respect to shares or ADSs.

     Reimbursement of capital pursuant to a redemption of shares will be tax exempt up to an amount equivalent to the adjusted contributed capital corresponding to the shares that will be redeemed. Any excess distribution pursuant to a redemption will be considered a dividend for tax purposes and we may be taxed as described above.

U.S. Federal Income Tax Considerations

     The following is a summary of certain U.S. federal income tax consequences to U.S. holders (as defined below) of the acquisition, ownership and disposition of B Shares or ADSs. This summary is based upon the federal income tax laws of the United States as in effect on the date of this Annual Report, including the provisions of the Tax Treaty, all of which are subject to change, possibly with retroactive effect in the case of U.S. federal income tax law.

     The summary does not purport to be a comprehensive description of all of the tax consequences of the acquisition, ownership or disposition of B Shares or ADSs. The summary applies only to U.S. holders that will hold their B Shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders of 10% or more of our voting shares (whether held directly or through ADSs or both), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders electing to account for their investment in their B Shares or ADSs on a mark-to-market basis, and persons holding their B Shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

     For purposes of this discussion, a “U.S. holder” is a beneficial owner of B Shares or ADSs that is:

•	a citizen or resident of the United States of America;

•	a corporation or partnership organized in or under the laws of the United States of America or any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal taxation regardless of its source;

•	a trust if a court within the U.S. is able to exercise primary supervision over the administration and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

•	otherwise subject to U.S. federal income taxation on a net income basis with respect to the shares or ADSs.

     A holder of B Shares or ADSs that is a partnership, and partners in such partnership, should consult their tax advisors about the United States federal income tax consequences of holding and disposing of the B Shares or the ADSs, as the case may be.

     Prospective investors in the B Shares or ADSs should consult their own tax advisors as to the U.S. federal, Mexican or other tax consequences of the purchase, ownership and disposition of the B Shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws and their entitlement to the benefits, if any, afforded by the Tax Treaty.

Treatment of ADSs

     In general, a U.S. holder of ADSs will be treated as the beneficial owner of the B Shares represented by those ADSs for U.S. federal income tax purposes. Deposits or withdrawals of B Shares by U.S. holders in exchange for the ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. U.S. holders that withdraw any shares should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any pesos received in respect of such shares.

Taxation of Distributions

     In this discussion, the term “dividends” is used to mean distributions (including any amounts withheld in respect of Mexican withholding tax) paid out of our current or accumulated earnings and profits (calculated for U.S. federal income tax purposes) with respect to B Shares or ADSs. In general, the gross amount of any dividends will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder in the case of shares, or by the depositary in the case of ADSs. Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations under the Code. To the extent that a distribution exceeds the amount of our earnings and profits (calculated for U.S. federal income tax purposes), it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the B Shares or ADSs, and thereafter as capital gain (provided that the B Shares or ADSs are held as capital assets). Distributions will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day that they are received by the U.S. holder in the case of shares, or by the depositary in the case of ADSs. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt.

     Distributions of additional shares or ADSs to U.S. holders with respect to their shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

     Dividends paid on shares or ADSs generally will be treated for U.S. foreign tax credit purposes as foreign source passive income, or, in the case of certain U.S. holders, as foreign source financial services income. The Mexican withholding tax that is imposed on such dividends will be treated as a foreign income tax eligible, subject to generally applicable limitations and conditions under U.S. federal income tax law, for credit against a U.S. holder’s U.S. federal income tax liability or, at the U.S. holder’s election, for deduction from gross income in computing the U.S. holder’s taxable income.

     The calculation and availability of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a U.S. holder’s particular circumstances. U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits.

     Under certain U.S. Treasury Department guidance, foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder’s expected economic profit, after non-U.S. taxes, is insubstantial. U.S. holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

Qualified Dividend Income

     Notwithstanding the foregoing, pursuant to recently enacted legislation, certain dividends received by individual U.S. holders that constitute “qualified dividend income” will be subject to a reduced maximum marginal U.S. federal income tax rate. Qualified dividend income generally includes, among other dividends, dividends received during the taxable year from “qualified foreign corporations.” In general, the term “qualified foreign corporation” includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory, and which includes an exchange of information program. In addition, a foreign corporation is treated as a qualified foreign corporation with respect to any dividend paid by the corporation with respect to stock of the corporation that is readily tradable on an established securities market in the United States. For this purpose, a share is treated as readily tradable on an established securities market in the United States if an ADR backed by such share is so traded.

     Notwithstanding the previous rule, dividends received from a foreign corporation that is a foreign investment company (as defined in section 1246(b) of the Code), a passive foreign investment company (as defined in section 1297 of the Code), or a foreign personal holding company (as defined in section 552 of the Code) in either the taxable year of the corporation in which the dividend was paid or the preceding taxable year will not constitute qualified dividend income. In addition, the term “qualified dividend income” will not include, among other dividends, any (i) dividends on any share of stock or ADS which is held by a taxpayer for 60 days or less during the 120-day period beginning on the date which is 60 days before the date on which such share or the shares backing the ADS become ex-dividend with respect to such dividends (as measured under section 246(c) of the Code) or (ii) dividends to the extent that the taxpayer is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respects to positions in substantially similar or related property. Moreover, special rules apply in determining a taxpayer’s foreign tax credit limitation under section 904 of the Code in the case of qualified dividend income.

     Individual U.S. holders should consult their own tax advisors to determine whether or not amounts received as dividends from us will constitute qualified dividend income subject to a reduced maximum marginal U.S. federal income tax rate and, in such case, the effect, if any, on the individual U.S. holder’s foreign tax credit.

Taxation of Dispositions

     Gain or loss realized by a U.S. holder on the sale, redemption or other disposition of B Shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between such U.S. holder’s adjusted basis in the B Shares or the ADSs and the amount realized on the disposition (including any amounts withheld in respect of Mexican withholding tax). Gain (including gain that arises because the U.S. holder’s basis in the B Shares or ADSs has been reduced because a distribution is treated as a return of capital rather than as a dividend) and loss realized by a U.S. holder on a sale, redemption or other disposition of B Shares or ADSs generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

     The availability of U.S. foreign tax credits for any Mexican taxes imposed on the sale, redemption or other disposition is subject to certain limitations and involves the application of rules that depend on a U.S. holder’s particular circumstances. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, B Shares or ADSs.

Tax Return Disclosure Regulations

     Pursuant to recently enacted U.S. Treasury regulations (the “Disclosure Regulations”), any taxpayer that has participated in a “reportable transaction” and who is required to file a U.S. Federal income tax return must generally attach a disclosure statement disclosing such taxpayer’s participation in the reportable transaction to the taxpayer’s tax return for each taxable year for which the taxpayer participates in the reportable transaction. The Disclosure Regulations provide that, in addition to certain other transactions, “loss transactions” and “transactions involving a brief asset holding period” constitute “reportable transactions.” “Loss transactions” include transactions that produce a foreign currency exchange loss in an amount equal to or in excess of certain threshold amounts. “Transactions involving a brief asset holding period” are generally transactions resulting in the taxpayer claiming a tax credit in excess of $250,000 if the underlying asset giving rise to the credit is held by the taxpayer for 45 days or less. U.S. holders should consult their own advisors concerning the implications of the tax return disclosure requirements in light of their particular circumstances.

Information Reporting and Backup Withholding

     Dividends on, and proceeds from the sale or other disposition of, the B Shares or ADSs paid to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding at the applicable date unless the holder:

•	establishes that it is a corporation or other exempt holder; or

•	provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that no loss of exemption from backup withholding has occurred.

     The amount of any backup withholding from a payment to a holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.

U.S. Tax Consequences for Non-U.S. Holders

     Distributions:

     A holder of shares or ADSs that is, with respect to the United States, a foreign corporation or a non-resident alien individual (a “non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on dividends received on shares or ADSs, unless such income is effectively connected with the conduct by the holder of a U.S. trade or business.

     Dispositions:

     A non-U.S. holder of shares or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of shares or ADSs, unless:

•	such gain is effectively connected with the conduct by the holder of a U.S. trade or business, or

•	in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

     Information Reporting and Backup Withholding:

     Although non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

DOCUMENTS ON DISPLAY

     We are subject to the information requirements of the Exchange Act and, in accordance therewith, we are required to file reports and other information with the SEC. These materials, including this Form 20-F and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

ITEM 11.     Quantitative And Qualitative Disclosures About Market Risk.

     The following information includes “forward-looking statements” that involve risk and uncertainties. Actual results could differ from those presented. All information below is presented on a Mexican GAAP basis in pesos of constant purchasing power as of December 31, 2002.

     We are exposed to market risks arising from changes in interest rates, foreign exchange rates, equity prices and commodity prices. We use derivative instruments, on a selective basis, to manage these risks. We do not use derivative instruments for trading or speculative purposes. We maintain and control our treasury operations and overall financial risk through policies approved by senior management.

INTEREST RATE RISKS

     We depend upon debt financing transactions, including debt securities, bank and vendor credit facilities and leases, to finance our operations. These transactions expose us to interest rate risk, with the primary interest-rate risk exposure resulting from changes in the relevant base rates (CETES, TIIE, LIBOR and/or prime rate) which are used to determine the interest rates that are applicable to borrowings under our credit facilities. We are also exposed to interest rate risk in connection with refinancings of maturing debt. We had approximately U.S.$269 million (Ps.2,806 million) of fixed rate debt and approximately U.S.$387 million (Ps.4,038 million) in floating rate debt at December 31, 2002. For a description of our debt, see Note 9 to our financial statements.

     The following table sets forth, as of December 31, 2002, the interest rate and maturity profile of our debt portfolio.

	Maturity Dates

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value

			(in millions of pesos of constant purchasing power
			as of December 31, 2002, except percentages)
Liabilities
Debt
Fixed Rate (Ps.)	11	12	13	14	2,625	127	2,802	2,750
Average Rate	7.96%	7.96%	7.96%	7.96%	7.67%	7.96%	—	—
Floating Rate (Ps.)	779	537	2,611	1	111	2	4,041	4,041
Average Rate	6.74%	3.57%	3.56%	7.00%	2.38%	7.00%	—	—

In the case of our cash and short-term investments, declines in interest rates decrease the interest return on floating rate cash deposits and short-term investments. A hypothetical 100 basis point (1.0%) decrease in interest rates would not have a significant effect on our results of operations. We use derivative financial instruments such as interest rate swaps for purposes of hedging a portion of our long-term debt, in order to reduce the risk from interest rate fluctuations.

FOREIGN EXCHANGE RATE RISKS

     Our net sales are denominated in U.S. dollars, Mexican pesos and other currencies. During 2002, 48% of our revenues were generated in U.S. dollars. In addition, as of December 31, 2002, 50% of our total assets were denominated in currencies other than Mexican pesos, particularly U.S. dollars. A significant portion of our operations is financed through U.S. dollar-denominated debt.

     We believe that we have natural foreign exchange hedges incorporated in our balance sheet, in significant part because we have subsidiaries outside Mexico, and the peso-denominated value of our equity in these subsidiaries is also exposed to fluctuations in exchange rates. Changes in the peso value of equity in our subsidiaries caused by movements in foreign exchange rate are recognized as a component of equity. See Note 12 to our financial statements.

     Fluctuations in exchange rates relative to the Mexican peso expose us to foreign-currency exchange rate risk. In the near term, the foreign-currency exchange rate exposure associated with our debt repayment obligations is primarily limited to our short-term debt. We have not established any hedge to our foreign-currency exchange rate exposure.

     Our primary foreign exchange rate risk relates to our substantial U.S. dollar-denominated debt for our non-U.S. subsidiaries. As of December 31, 2002, 98% of our debt obligations was denominated in U.S. dollars. The following table sets forth information concerning our U.S. dollar-denominated debt as of December 31, 2002. The table does not address our U.S. dollar sales and our U.S. dollar-denominated assets.

	Expected Maturity or Transaction Date

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value

	(in millions of pesos of constant purchasing power
U.S. dollar-denominated debt	as of December 31, 2002)

Yankee bond	—	—	—	—	2,610	—	2,610	2,558
Syndicated loan	—	522	2,610	—	—	—	3,132	3,132
Private Placement	11	12	13	14	15	127	192	192
Bank loans	658	15	1	1	111	2	788	788

     We also have bolívar-denominated debt. The following table sets forth information concerning our bolívar-denominated debt as of December 31, 2002. The table does not address our bolívar sales and our bolívar-denominated assets.

	Expected Maturity or Transaction Date

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value

	(in millions of pesos of constant purchasing power
Bolívar-denominated debt	as of December 31, 2002)

Bolívar-denominated bank loans	121	—	—	—	—	—	121	121

COMMODITY PRICE RISKS

     The availability and price of corn and other agricultural commodities are subject to wide fluctuations due to factors outside our control, such as weather, plantings, government (domestic and foreign) farm programs and policies, changes in global demand created by population growth and global production of similar and competitive crops. We hedge a portion of our production requirements through commodity futures contracts in order to reduce the risk created by price fluctuations and supply of corn, wheat, gas and soy oils which exist as part of ongoing business operations. The open positions for hedges of purchases do not exceed the maximum production requirements for a one-year period.

     Derivative financial instruments held for hedging purposes are recognized using the same valuation criteria as those used for the assets and liabilities being hedged. The cost of the financial instrument is recognized in income using the straight-line method during the contract term. Derivative financial instruments held for purposes other than hedging are recognized at their fair value. The difference between the initial and year-end fair value of derivative assets and liabilities is recognized in income, except for those financial instruments related to our own shares, which are registered as a component of equity.

     During 2002, we entered into short-term hedge transactions through commodities futures contracts for a portion of our corn requirements. These short-term hedge transactions were completed prior to December 31, 2002. At June 17, 2003, we had no open positions for corn; however, we purchased natural gas put options for the period from May 2003 to September 2003 through 90 contracts worth in the aggregate approximately U.S.$53,100. Because options are not open positions, we do not expect any negative impact from our natural gas put options on our results.

EQUITY PRICE RISKS

     We classify our equity investments, consisting primarily of shares of Grupo Financiero Banorte, S.A. de C.V., a Mexican financial services holding company, as long-term assets. Since these investments are accounted for using the equity method, we do not believe our exposure to a hypothetical 10% decrease in these equity investments would have any material effect on our results. For additional information concerning our investment in Grupo Financiero Banorte, see “Item 4. Information on the Company—Description of Business—Miscellaneous—Banorte Investment.”

     In August 2002, we entered into a one-year term equity swap agreement with an international financial institution with respect to 2,300,000 of our Series B shares for a total amount of approximately U.S.$2.6 million, at an average unit price of U.S.$1.126071.

     In December 2002, February 2003 and May 2003, we entered into one year zero strike price call options with an international financial institution with respect to 14,055,000 of our Series B shares for a total amount of approximately U.S.$13.5 million.

     In January 2003, we entered into a one-year term equity swap agreement with an international financial institution with respect to 10,200,000 of our Series B shares for a total amount of approximately U.S.$9.3 million, at an average unit price of U.S.$0.91280.

COUNTERPARTY RISKS

     We maintain centralized treasury operations in Mexico for our Mexican operations and in the United States for our U.S. operations. Liquid assets are invested primarily in government bonds and short-term debt instruments with a minimum “A1/P1” rating for our U.S. operations and “A” for our Mexican operations. We face credit risk from the potential non-performance by the counterparties in respect of the financial instruments that we utilize. Substantially all of these financial instruments are unsecured. We do not anticipate non-performance by the counterparties, which are principally licensed commercial banks and investment banks with long-term credit ratings. For our Central American operations and Venezuelan Operations, we only invest cash reserves with well-known local banks and local branches of international banks.

     The above discussion of the effects on us of changes in interest rates, foreign exchange rates, commodity prices and equity prices is not necessarily indicative of our actual results in the future. Future gains and losses will be affected by actual changes in interest rates, foreign exchange rates, commodity prices, equity prices and other market exposures, as well as changes in the actual derivative instruments employed during any period.

ITEM 12.     Description Of Securities Other Than Equity Securities.

     Not applicable.

PART II

ITEM 13.     Defaults, Dividend Arrearages And Delinquencies.

     None.

ITEM 14.     Material Modifications To The Rights Of Security Holders And Use Of Proceeds.

     None.

ITEM 15.     Controls and Procedures.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

     The conclusions of our Chief Executive Officer and Chief Corporate Officer about the effectiveness of our disclosure controls and procedures based on their evaluation of these controls and procedures as of a date within 90 days of the filing date of this annual report on Form 20-F are as follows:

     Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us is recorded, processed, summarized and reported within required timeframes. Our disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to our management, including our Chief Executive Officer and Chief Corporate Officer, as appropriate to allow timely decisions regarding required disclosure. Based on their assessments of our disclosure controls and procedures, our Chief Executive Officer and Chief Corporate Officer have concluded that the disclosure controls and procedures have functioned effectively and that the consolidated financial statements fairly present our consolidated financial position and the results of our operations for the periods presented.

CHANGES IN INTERNAL CONTROLS

     There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of management’s most recent evaluation, including any corrective actions with regard to any significant deficiencies and material weaknesses.

ITEM 16.     [Reserved].

PART III

ITEM 17.     Financial Statements.

     Not applicable.

ITEM 18.     Financial Statements.

     See pages F-1 through F-49, incorporated herein by reference.

ITEM 19.     Exhibits.

Exhibit No.
1	Our bylaws (estatutos sociales) as amended through April 30, 2002, together with an English translation.*

2(a)(1)	Deposit Agreement, dated as of September 18, 1998, by and among us, Citibank, N.A. as Depositary and the Holders and Beneficial Owners of American Depositary Shares Evidenced by American Depositary Receipts Issued Thereunder (including form of American Depositary Receipt).**

2(b)(1)	Indenture, dated as of October 9, 1997, between us and The Chase Manhattan Bank, as Indenture Trustee representing up to U.S.$250,000,000 of our 7.625% Notes due 2007.***

2(b)(2)	Registration Rights Agreement by and among us, Lehman Brothers Inc., Bear Stearns International Limited, and AFIN Securities International Ltd., dated October 9, 1997.***

Exhibit No.
2(b)(3)	U.S.$300 million Loan Agreement among us, the Lenders party thereto, Bank of America, N.A., as Administrative Agent, and Banc of America Securities, LLC, as Lead Arranger and Sole Book Manager, dated as of December 18, 2002.

4(a)(1)	Shareholders Agreement by and among us, Roberto González Barrera, Archer Daniels-Midland Company and ADM Bioproducts, S.A. de C.V., dated August 21, 1996. ***

4(a)(2)	Amendment No. 1 to Shareholders Agreement by and among us, Roberto González Barrera, Archer Daniels-Midland Company and ADM Bioproducts, S.A. de C.V., dated September 13, 1996.*

4(a)(3)	Amendment No. 2 to Shareholders Agreement by and among us, Roberto González Barrera, Archer Daniels-Midland Company and ADM Bioproducts, S.A. de C.V., dated August 18, 1999.*

4(a)(4)	Asset Contribution Agreement among Gruma Corporation, Gruma Holding, Inc., ADM Milling Co., Valley Holding, Inc., GRUMA-ADM, and Azteca Milling, L.P., dated as of August 21, 1996.***

4(a)(5)	Investment Agreement by and between us and Archer-Daniels-Midland Company, dated as of August 21, 1996. ***

7	Statement of Computation of Ratio of Earnings to Fixed Charges (Mexican GAAP and U.S. GAAP).

8	List of Principal Subsidiaries.

12(a)(1)	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as enacted by Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2003.

12(a)(2)	Certification of Chief Corporate Officer Pursuant to 18 U.S.C. Section 1350, as enacted by Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2003.

*	Previously filed in Annual Report on Form 20-F (File No. 1-14852), originally filed with the SEC on July 1, 2002. Incorporated herein by reference.
**	Previously filed in Registration Statement on Form F-6 (File No. 333-9282), originally filed with the SEC on August 13, 1998. Incorporated herein by reference.
***	Previously filed in Registration Statement on Form F-4 (File No. 333-8266), originally filed with the SEC on January 28, 1998. Incorporated herein by reference.

SIGNATURE

     The registrant, Gruma, S.A. de C.V., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUMA, S.A. de C.V.

/s/ Juan Antonio Quiroga García Name: Juan Antonio Quiroga Garcia Title: Chief Corporate Officer

Dated: June 30, 2003

CERTIFICATION

     I, Roberto González Barrera, certify that:

     1.     I have reviewed this annual report on Form 20-F of Gruma, S.A. de C.V.;

     2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

     6.     The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Roberto González Barrera Name: Roberto González Barrera Title: Chief Executive Officer

Date: June 30, 2003

CERTIFICATION

     I, Juan Antonio Quiroga Garcia, certify that:

     1.     I have reviewed this annual report on Form 20-F of Gruma, S.A. de C.V.;

     2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

     6.     The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Juan Antonio Quiroga Garcia Name: Juan Antonio Quiroga Garcia Title: Chief Corporate Officer

Date: June 30, 2003

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders of Gruma, S.A. de C.V.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position present fairly, in all material respects, the financial position of Gruma, S.A. de C.V. and subsidiaries at December 31, 2001 and 2002, and the results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2002, in conformity with generally accepted accounting principles in Mexico. These consolidated financial statements are the responsibility of management of Gruma, S.A. de C.V.; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards in the United States of America and in Mexico, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Generally accepted accounting principles in Mexico vary in certain respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United States of America would have affected the determination of the consolidated net income and comprehensive income for each of the three years in the period ended December 31, 2002, and the determination of the total consolidated stockholders’ equity as of December 31, 2001 and 2002, to the extent summarized in Note 20 to the consolidated financial statements.

PricewaterhouseCoopers

/s/ Carlos Arreola Enríquez

Carlos Arreola Enríquez

Monterrey, N.L., Mexico
March 20, 2003

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2001 AND 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002)
(Notes 1 and 2)

	2001		2002

ASSETS
Current:
Cash	Ps.	253,896	Ps.	188,310
Temporary investments (Note 2-F)		155,953		263,021
Restricted cash (Note 11)		2,745		1,378
Notes and accounts receivable, net (Note 3)		2,528,300		2,758,948
Refundable taxes (Note 3)		228,969		279,192
Inventories (Note 4)		2,496,640		2,543,391
Prepaid expenses		143,000		113,414

Total current assets		5,809,503		6,147,654
Investment in common stock of associated companies (Note 5)		1,228,823		1,359,197
Property, plant and equipment, net (Note 6)		12,606,574		12,582,178
Intangibles assets, net (Note 7)		954,830		864,137
Excess of cost over book value of subsidiaries acquired, net		956,680		923,092
Other assets (Note 8)		326,693		267,029

Total assets	Ps.	21,883,103	Ps.	22,143,287

LIABILITIES
Current:
Bank loans (Note 9)	Ps.	343,884	Ps.	778,365
Current portion of long-term debt (Note 9)		11,769		12,183
Trade accounts payable		863,468		1,129,163
Accrued liabilities and other accounts payable		1,397,745		1,411,856
Income taxes payable		33,620		4,319
Employees’ statutory profit sharing payable		15,606		13,090

Total current liabilities		2,666,092		3,348,976

Long-term debt (Note 9)		6,628,044		6,052,935
Deferred income taxes (Note 14)		326,675		624,841
Deferred employees’ statutory profit sharing (Note 14)		51,619		47,930
Other liabilities		49,560		35,581

Total long-term liabilities		7,055,898		6,761,287

Total liabilities		9,721,990		10,110,263

Excess of book value over cost of subsidiaries acquired, net		107,165		—

Contingencies and commitments (Note 11)
STOCKHOLDERS’ EQUITY
Majority interest (Note 12):
Common stock		4,237,321		4,209,347
Restatement of common stock		6,086,845		6,088,566

		10,324,166		10,297,913
Additional paid-in capital		3,157,526		3,138,695

		13,481,692		13,436,608
Deficit from restatement		(10,954,926)		(11,077,100)
Cumulative effect of a change in an accounting principle for deferred income taxes and employees’ statutory profit sharing		(185,474)		(185,474)
Retained earnings (Note 12-C):
Prior years		7,235,163		7,492,019
Net income for the year		331,989		393,192
Foreign currency translation adjustments (Note 12-E)		(368,078)		(610,800)

Total majority interest		9,540,366		9,448,445
Minority interest		2,513,582		2,584,579

Total stockholders’ equity		12,053,948		12,033,024

	Ps.	21,883,103	Ps.	22,143,287

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of
December 31, 2002, except share and per share amounts)
(Notes 1 and 2)

	2000		2001		2002

Net sales	Ps.	19,250,949	Ps.	18,916,122	Ps.	19,174,407
Cost of sales		(12,273,048)		(11,928,760)		(11,992,006)

Gross profit		6,977,901		6,987,362		7,182,401
Selling, general and administrative expenses		(6,117,562)		(6,011,588)		(5,690,119)

Operating income		860,339		975,774		1,492,282

Comprehensive financing cost, net:
Interest expense		(835,191)		(670,183)		(566,649)
Interest income		155,393		93,029		57,678
Monetary position gain, net		234,382		179,849		160,937
Foreign exchange (loss) gain, net (Note 15-A)		(60,995)		99,964		(263,095)

		(506,411)		(297,341)		(611,129)

Other income, net (Note 13)		32,461		69,407		120,520

Income before income taxes, employees’ statutory profit sharing, equity in earnings of associated companies and minority interest		386,389		747,840		1,001,673

Income taxes (Note 14):
Current		(156,956)		(184,049)		(288,330)
Deferred		134,191		(91,716)		(272,902)

		(22,765)		(275,765)		(561,232)

Employees’ statutory profit sharing (Note 14):
Current		(5,704)		(14,343)		(13,101)
Deferred		6,175		1,353		163

		471		(12,990)		(12,938)

Income before equity in earnings of associated companies and minority interest		364,095		459,085		427,503
Equity in earnings of associated companies, net		72,876		64,021		162,017

Income before minority interest		436,971		523,106		589,520
Minority interest		(190,641)		(191,117)		(196,328)

Majority net income for the year	Ps.	246,330	Ps.	331,989	Ps.	393,192

Earnings per share (pesos)	Ps.	0.57	Ps.	0.77	Ps.	0.88

Weighted average shares outstanding (thousands)		435,515		433,235		446,202

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except number of shares)
(Notes 1 and 2)

	Common stock (Note 12-A)
									Cumulative effect
									of deferred income
	Number of								taxes and
	shares			Additional					employee’s
	outstanding			paid-in		Deficit from			statutory profit
	(thousands)	Amount		capital		restatement			sharing (Note 3-O)

Balances at December 31, 1999	436,462	Ps.	10,314,308	Ps.	3,216,016	Ps.	(10,249,553)	Ps.	—

Appropriation of prior year net income
Stock and minority interest dividends (Note 12-A)
Net purchases of company’s common stock	2,314		46,637		(99,393)
Issuance of subsidiaries’ stock
Executive stock purchase plan			(1,292)		(2,302)
Decrease of minority interest
Operations in Company’s own stock

	2,314		45,345		(101,695)		—		—

Comprehensive income (loss):
Cumulative effect of a change in an accounting principle for deferred income taxes and employees’ statutory profit sharing									(185,474)
Recognition of inflation effects for the year							(729,673)
Foreign currency translation adjustments
Net income for the year

Comprehensive income for the year	—		—		—		(729,673)		(185,474)

Balances at December 31, 2000	438,776		10,359,653		3,114,321		(10,979,226)		(185,474)

Appropriation of prior year net income
Minority interest dividends (Note 12-A)
Net purchases and sales of company’s common stock	2,949		37,690		14,589
Executive stock purchase plan			(73,177)		41,348
Operations in Company’s own stock					(12,732)

	2,949		(35,487)		43,205		—		—

Comprehensive income (loss):
Recognition of inflation effects for the year							24,300
Foreign currency translation adjustments
Net income for the year

Comprehensive income of the year	—		—		—		24,300		—

Balances at December 31, 2001	441,725		10,324,166		3,157,526		(10,954,926)		(185,474)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Retained earnings (Note 12-C)

					Foreign
					currency
			Net income		translation		Total				Total
	Prior		(loss) for the		adjustments		majority		Minority		stockholders’
	years		year		(Note 12-E)		interest		interest		equity

Balances at December 31, 1999	Ps.	6,995,182	Ps.	(324,182)	Ps.	407,953	Ps.	10,359,724	Ps.	2,945,738	Ps.	13,305,462

Appropriation of prior year net income		(324,182)		324,182
Stock and minority interest dividends (Note 12-A)										(23,806)		(23,806)
Net purchases of company’s common stock		55,587						2,831		1,580		4,411
Issuance of subsidiaries’ stock										214,053		214,053
Executive stock purchase plan								(3,594)				(3,594)
Decrease of minority interest										(458,732)		(458,732)
Operations in Company’s own stock		(8,015)						(8,015)				(8,015)

		(276,610)		324,182		—		(8,778)		(266,905)		(275,683)

Comprehensive income (loss):
Cumulative effect of a change in an accounting principle for deferred income taxes and employees’ statutory profit sharing								(185,474)		(231,558)		(417,032)
Recognition of inflation effects for the year		70,157						(659,516)		(45,477)		(704,993)
Foreign currency translation adjustments						(201,177)		(201,177)				(201,177)
Net income for the year				248,208				248,208		190,641		438,849

Comprehensive income for the year		70,157		248,208		(201,177)		(797,959)		(86,394)		(884,353)

Balances at December 31, 2000		6,788,729		248,208		206,776		9,552,987		2,592,439		12,145,426

Appropriation of prior year net income		248,208		(248,208)
Minority interest dividends (Note 12-A)										(277,627)		(277,627)
Net purchases and sales of company’s common stock		(43,819)						8,460				8,460
Executive stock purchase plan								(31,829)				(31,829)
Operations in Company’s own stock		(41,151)						(53,883)				(53,883)

		163,238		(248,208)		—		(77,252)		(277,627)		(354,879)

Comprehensive income (loss):
Recognition of inflation effects for the year		283,196						307,496		7,653		315,149
Foreign currency translation adjustments						(574,854)		(574,854)				(574,854)
Net income for the year				331,989				331,989		191,117		523,106

Comprehensive income of the year		283,196		331,989		(574,854)		64,631		198,770		263,401

Balances at December 31, 2001		7,235,163		331,989		(368,078)		9,540,366		2,513,582		12,053,948

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except number of shares)
(Notes 1 and 2)

	Common stock (Note 12-A)
								Cumulative effect
								of deferred income
	Number of							taxes and
	shares			Additional				employee’s
	outstanding			paid-in		Deficit from		statutory profit
	(thousands)	Amount		capital		restatement		sharing (Note 3-O)

Appropriation of prior year net income
Minority interest dividends (Note 12-A)
Net purchases and sales of company’s common stock	(323)		(15,844)		(4,762)
Executive stock purchase plan			(10,409)		(14,069)
Operations in Company’s own stock

	(323)		(26,253)		(18,831)		—	—

Comprehensive income (loss):
Recognition of inflation effects for the year							(122,174)
Foreign currency translation adjustments
Net income for the year

Comprehensive income for the year	—		—		—		(122,174)	—

Balances at December 31, 2002	441,402	Ps.	10,297,913	Ps.	3,138,695	Ps.	(11,077,100)	Ps.	(185,474)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Retained earnings (Note 12-C)

					Foreign
					currency
			Net income		translation		Total				Total
	Prior		(loss) for the		adjustments		majority		Minority		stockholders’
	years		year		(Note 12-E)		interest		interest		equity

Appropriation of prior year net income		331,989		(331,989)
Minority interest dividends (Note 12-A)										(94,826)		(94,826)
Net purchases and sales of company’s common stock		(55,555)						(76,161)				(76,161)
Executive stock purchase plan								(24,478)				(24,478)
Operations in Company’s own stock		13,354						13,354				13,354

		289,788		(331,989)		—		(87,285)		(94,826)		(182,111)

Comprehensive income (loss):
Recognition of inflation effects for the year		(32,932)						(155,106)		(30,505)		(185,611)
Foreign currency translation adjustments						(242,722)		(242,722)				(242,722)
Net income for the year				393,192				393,192		196,328		589,520

Comprehensive income for the year		(32,932)		393,192		(242,722)		(4,636)		165,823		161,187

Balances at December 31, 2002	Ps.	7,492,019	Ps.	393,192	Ps.	(610,800)	Ps.	9,448,445	Ps.	2,584,579	Ps.	12,033,024

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of
December 31, 2002)
(Notes 1 and 2)

	2000		2001		2002

Operating activities:
Majority net income for the year	Ps.	246,330	Ps.	331,989	Ps.	393,192
Minority interest		190,641		191,117		196,328

Consolidated net income		436,971		523,106		589,520
Adjustments to reconcile net income to net resources provided by operating activities:
Depreciation and amortization		683,391		828,287		986,851
Write-off of idle assets and other intangible assets		108,865		—		—
Equity in earnings of associated companies, less dividends received		(72,876)		(64,021)		(162,017)
Deferred income taxes and employees’ statutory profit sharing		(140,366)		90,364		272,739
Net loss for shut-down of bread operations		—		199,314		—
Seniority premiums		378		7,120		8,948

		1,016,363		1,584,170		1,696,041

Changes in working capital:
Restricted cash		472		4,009		1,367
Notes and accounts receivable, net		(36,492)		228,077		(389,800)
Inventories		201,403		(37,348)		(298,046)
Prepaid expenses		22,820		14,357		26,751
Trade accounts payable		367,590		(340,572)		344,145
Accrued liabilities and other payable		80,437		43,740		37,549
Income taxes and employees’ statutory profit sharing payable		22,330		43,969		(27,972)

		658,560		(43,768)		(306,006)

Net resources provided by operating activities		1,674,923		1,540,402		1,390,035

Financing activities:
Proceeds from bank loans and long-term debt		2,507,054		2,648,103		1,559,025
Repayment of bank loans and long-term debt		(2,784,625)		(3,190,460)		(2,124,848)
Proceeds from issuance of subsidiaries’ stock		214,053		—		—
Decrease of minority interest		(458,732)		—		—
Net purchases and sales of Company’s common stock		(8,778)		(77,252)		(87,285)
Dividends paid by subsidiary to minority stockholders		(23,806)		(277,627)		(94,826)
Other		(57,685)		(86,917)		(61,762)

Net resources used in financing activities		(612,519)		(984,153)		(809,696)

Investing activities:
Purchases of property, plant and equipment		(1,451,153)		(690,214)		(556,477)
Acquisition of new plants		(129,674)		—		—
Proceeds from the shut-down of bread operations		—		536,808		—
Excess of book value over cost of subsidiaries acquired		387,473		5,108		(12,487)
Deferred assets		(104,463)		(78,955)		(48,573)
Investment in common stock		(59,252)		(2,205)		53,272
Other		(20,249)		(40,933)		25,408

Net resources used in investing activities		(1,377,318)		(270,391)		(538,857)

Net (decrease) increase in cash and temporary investments		(314,914)		285,858		41,482
Cash and temporary investments at beginning of year		438,905		123,991		409,849

Cash and temporary investments at end of year	Ps.	123,991	Ps.	409,849	Ps.	451,331

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Expressed in thousands of Mexican pesos of constant purchasing power of December 31, 2002, except where otherwise indicated)

1.	ENTITY AND NATURE OF BUSINESS

Gruma, S.A. de C.V., a Mexican corporation, is a holding company whose subsidiaries are located in Mexico, the United States of America, Central and South America and Europe. These subsidiaries are primarily engaged in manufacturing and distributing corn flour, tortillas, wheat flour and other related products. Gruma, S.A de C.V. and its subsidiaries are herein collectively referred to as “the Company”.

2.	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico (“Mexican GAAP”) as promulgated by the Mexican Institute of Public Accountants. A reconciliation from Mexican GAAP to United States generally accepted accounting principles (“U.S. GAAP”) is included in Note 20.

A)	BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of Gruma, S.A. de C.V. and all of its subsidiaries. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements.

As of December 31, the principal subsidiaries included in the consolidation are the following:

% of ownership
2001 and 2002

Grupo Industrial Maseca, S.A. de C.V. and subsidiaries	83.18
Gruma Corporation and subsidiaries	100.00
Gruma Centro América, S.A. and subsidiaries	100.00
Molinos Nacionales, C.A(1)	95.00
Derivados de Maíz Seleccionado, C.A(1)	50.00
Productos y Distribuidora Azteca, S.A. de C.V. and subsidiaries	100.00
Investigación de Tecnología Avanzada, S.A. de C.V. and subsidiaries	100.00
Molinera de México, S.A. de C.V. and subsidiaries	60.00
Asesoría de Empresas, S.A. de C.V.	100.00
Transporte Aéreo Técnico Ejecutivo, S.A. de C.V.	100.00
Inmobiliaria Residencial San Pedro, S.A. de C.V. and subsidiaries	100.00

(1) Our Venezuelan operations represented 12% of our sales in 2002. The severe political and economic situation in Venezuela presents a risk to our business that we cannot control and that cannot be accurately measured or estimated. The April 2002 coup, which ousted President Hugo Chávez from office for two days, marked the climax of the political instability that continued throughout the remainder of 2002. In addition, a nation-wide general strike that began in early December 2002 and lasted for approximately two months has caused a significant reduction in oil production in Venezuela, and has had a material adverse effect on Venezuela’s oil-dependent economy. In 2002, inflation in Venezuela reached 31.2%, the Venezuelan bolívar depreciated 85.1% against the U.S. dollar and Venezuela’s gross domestic product decreased 8.9%. More recently, in February 2003, in response to the general strike and in an effort to shore up the economy and control inflation, Venezuelan authorities imposed foreign exchange and price controls on certain products. Foreign exchange controls could limit our ability to convert bolívars into other currencies and transfer funds out of Venezuela. On February 6, 2003, the Venezuelan government set a single fixed exchange rate for the bolivar against the U.S. dollar of 1,600.00 bolívars to U.S. $1.00. On February 11, 2003, the Venezuelan government established price controls on products such as corn flour and wheat flour. Because a portion of our sales are denominated in bolívars, our Venezuelan operations produce products that are subject to price controls and we may have difficulties repatriating dividends from our Venezuelan operations due to exchange controls, our financial condition and results of operations have been and may continue to be adversely affected.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

B)	USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, and reported amounts of revenues, costs and expenses for the reporting years. Actual results could differ from those estimates.

C)	FOREIGN CURRENCY TRANSLATION

Financial statements of foreign subsidiaries have been restated to recognize the effects of inflation and translated to Mexican pesos of constant purchasing power as of December 31, 2002, as follows:

•	Financial statements are restated to year-end constant local currencies following the provisions of Bulletin B-10, applying the General Consumer Price Index (“GCPI”) of the foreign country, which reflects the change in purchasing power of the local currency in which the subsidiary operates.

•	Assets, liabilities, income and expenses are translated to Mexican pesos applying the exchange rate in effect at each period end. Stockholders’ equity balances are translated by applying the exchange rates in effect at the dates in which the contributions were made and the income was generated. The effects of translation are recognized as a component of equity entitled “Foreign Currency Translation Adjustments” (Note 12-E).

D)	RECOGNITION OF THE EFFECTS OF INFLATION

The consolidated financial statements have been restated to recognize the effects of inflation and are expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, determined as follows:

•	For comparability purposes, the financial statements as of and for the year ended December 31, 2000 and 2001 have been restated by utilizing a weighted average restatement factor, which considers the relative total sales contribution by country for the year ended December 31, 2000 and 2001 and the corresponding inflation and exchange rate fluctuations during those years.

•	The consolidated statements of income and of stockholders’ equity for the year ended December 31, 2002 were restated applying GCPI factors from the country in which the subsidiary operates and applied to periods in which the transactions occurred and year-end.

•	The consolidated statements of changes in financial position present, in Mexican pesos of constant purchasing power, the resources provided by or used in operating, financing and investing activities.

•	The factors used to recognize the effects of inflation were the following:

	Mexican	Weighted
	national	average
	consumer	restatement
Year	price index	factor

2000	8.90%	6.30%
2001	4.46%	0.41%
2002	5.70%	6.15%

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

The methodology used to restate financial statement items is as follows:

•	Restatement of non-monetary assets

Inventory and cost of sales are restated using the estimated replacement cost method. As set forth in Note 2-I, property, plant and equipment, net, is restated using the National Consumer Price Index (“NCPI”) factors, except for machinery and equipment of foreign origin which are restated on the basis of a specific index composed of the GCPI factor from the country of origin, to the related foreign currency amounts, and then translated to Mexican pesos using the year-end exchange rate.

•	Restatement of common stock, additional paid-in capital and retained earnings

This restatement reflects the amounts necessary to maintain the stockholder’s investment at the original purchasing power amounts, and it is determined by applying NCPI factors from the dates on which capital stock and additional paid-in capital were contributed and earnings were generated or losses incurred, and is included within the related stockholders’ equity captions.

•	Deficit from restatement

Deficit from restatement primarily represents the difference between the replacement cost values of non-monetary assets or specific index restatement of machinery and equipment of foreign origin, as described above, and the historical cost of those assets restated for inflation, as measured by NCPI and GCPI factors for foreign subsidiaries.

•	Monetary position gain

Monetary position gain represents the inflationary effect, measured by NCPI and GCPI factors, on the net balance of monetary assets and liabilities at the beginning of each month as expressed in local currency. The monetary gain recognized on the net monetary position of foreign subsidiaries is based on the inflation rate of the respective country, as measured by the relevant GCPI factor, prior to the translation to Mexican pesos.

E)	FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are recorded at the exchange rate in effect on the dates the transactions are entered into and settled. Monetary assets and liabilities denominated in foreign currencies are translated into Mexican pesos at the exchange rate in effect at the balance sheet dates. Currency exchange fluctuations from valuation and liquidation of these balances are credited or charged to income, except for the effects of translation arising from foreign currency denominated liabilities, which are accounted for as a hedge of the Company’s net investment in foreign subsidiaries, and are recognized as a component of equity under “Foreign currency translation adjustments”.

F)	TEMPORARY INVESTMENTS

Temporary investments are highly liquid investments with maturities of less than a year from the date of the financial statements and are stated at cost, which approximates market value. At December 31, 2002, shares quoted on the Mexican Stock Exchange amounting to Ps.192,151 are included within temporary investments. At the date of issuance of these financial statements, these shares were carried out in cash.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

G)	INVENTORIES AND COST OF SALES

Inventories are stated at the lower of estimated replacement cost or market. Estimated replacement cost is determined by the last purchase price, the first-in, first-out method and the last production cost. Cost of sales is determined from replacement costs calculated for the month in which inventories are sold.

H)	INVESTMENT IN COMMON STOCK

Investments in common stock with ownership between 10% and 50% of the investees’ voting stock, or where the Company exercises significant influence, are accounted for by the equity method.

I)	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment are restated utilizing the NCPI factors, except for machinery and equipment of foreign origin which are restated on the basis of a specific index composed of the GCPI from the foreign country and the change in value of the Mexican peso against the foreign currency.

Depreciation expense is computed based on the net book value less salvage value, using the straight-line method over the estimated useful lives of the assets. Useful lives of the assets are as follows:

Years

Buildings	30–50
Machinery and equipment	3–27

Maintenance and repairs are expensed as incurred. Costs of major replacements and improvements are capitalized. Comprehensive financing cost, including interest expense, foreign currency exchange fluctuations, and monetary position gain of the related debt for major construction projects, are capitalized as part of the assets during the construction period. When assets are retired, sold or otherwise disposed of, the restated value and accumulated depreciation are removed from the appropriate accounts and any resulting gain or loss is included in “Other income, net”.

Direct internal and external costs associated with the development of internal use software are capitalized and amortized over the estimated useful life beginning when such software is ready for its intended use.

J)	INTANGIBLE ASSETS, NET

Intangible assets are restated using NCPI factors. Amortization expense is computed on the restated values using the straight-line method, over a period of 5 to 20 years.

Expenses incurred during stages dedicated to the beginning of industrial and commercial operations are capitalized as pre-operating expenses. This capitalization stage concludes when the project begins its commercial activities. Pre-operating expenses are restated using the NCPI factor and amortized using the straight-line method over a period not to exceed 12 years.

The excess of cost over book value and the excess of book value over cost of subsidiaries and associated companies acquired are restated using the NCPI factors. Amortization expense is computed based on the restated values using the straight-line method, over a period not to exceed 5 and 20 years for the excess of book value over cost and for the excess of cost over book value, respectively.

Debt issuance costs are capitalized and amortized over the term of the related debt.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

K)	SENIORITY PREMIUM PLANS AND INDEMNITIES

Seniority premium to which Mexican employees are entitled after 15 years of service are charged to income as determined by annual actuarial valuations. Indemnities to which Mexican employees may be entitled in the case of dismissal or death, under certain circumstances established by Mexican Labor Law, are expensed when they become payable.

L)	FINANCIAL INSTRUMENTS

Derivative financial instruments held for hedging purposes are recognized utilizing the same valuation criteria used for the assets and liabilities being hedged. The cost of the financial instrument is recognized in income using the straight-line method during the contract term.

Derivative financial instruments held for purposes other than hedging are recognized at their fair value. The difference between the initial and year-end fair value of derivative assets and liabilities is recognized in income, except for those financial instruments related to the Company’s own shares, which are registered as a component of equity.

M)	REVENUE RECOGNITION

Revenue on product sales is recognized upon shipment to and acceptance by the Company’s customers or when the risk of ownership has passed to the customers. Provisions for discounts and rebates to customers, returns and other adjustments are recognized in the same period the related sales are recorded and are based upon either historical estimates or actual terms.

N)	INCOME TAXES AND EMPLOYEES’ STATUTORY PROFIT SHARING

Income taxes and employees’ statutory profit sharing are recorded based on the comprehensive asset and liability method for all temporary differences arising between the carrying values for financial reporting and tax values of assets and liabilities at the date of the financial statements.

O)	EARNINGS PER SHARE

Earnings per share are computed by dividing majority net income for the year by the weighted average number of common shares outstanding during the year.

P)	COMPREHENSIVE INCOME (LOSS)

The different components that constitute earned (lost) capital for the year are presented in the statement of changes in stockholders’ equity as comprehensive income (loss).

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

3.	NOTES AND ACCOUNTS RECEIVABLE, NET AND REFUNDABLE TAXES

Notes and accounts receivable, net are comprised of the following as of December 31:

	2001		2002

Trade accounts receivable	Ps.	2,331,921	Ps.	2,392,542
Allowance for doubtful accounts		(109,425)		(92,984)

		2,222,496		2,299,558
Related parties (Note 18)		147,940		108,267
Account receivable for disposed subsidiaries		—		146,000
Employees		26,580		26,358
Notes receivable, net		7,245		7,454
Other debtors		124,039		171,311

	Ps.	2,528,300	Ps.	2,758,948

Refundable taxes are comprised of the following as of December 31:

	2001		2002

Value-added tax	Ps.	80,157	Ps.	101,119
Income tax		18,398		93,891
Production and services tax		129,294		84,182
Other		1,120		—

	Ps.	228,969	Ps.	279,192

4.	INVENTORIES

Inventories consist of the following as of December 31:

	2001		2002

Finished products	Ps.	222,933	Ps.	206,757
Production in process		36,527		54,120
Raw materials, mainly corn and wheat		1,982,350		1,949,368
Materials and spare parts		217,156		261,143
Inventory in transit		6,406		63,145
Advances to suppliers		31,268		8,858

	Ps.	2,496,640	Ps.	2,543,391

5.	INVESTMENT IN COMMON STOCK OF ASSOCIATED COMPANIES

Investment in common stock of associated companies consists of the investment in common stock of Grupo Financiero Banorte, S.A. de C.V. and subsidiaries (“GFNorte”) and Harinera de Monterrey, S.A. de C.V. which produces wheat flour and related products in Mexico.

These investments, accounted for by the equity method, are comprised of the following as of December 31:

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

5.	INVESTMENTS IN COMMON STOCK OF ASSOCIATED COMPANIES (continued)

	2001		2002		Ownership

GFNorte:
Book value	Ps.	1,067,554	Ps.	1,242,254	11%
Excess of cost over book value, net		51,704		—

		1,119,258		1,242,254
Harinera de Monterrey, S.A de C.V.		109,565		116,943	40%

	Ps.	1,228,823	Ps.	1,359,197

6.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following as of December 31:

	2001		2002

Land	Ps.	959,212	Ps.	1,012,362
Buildings		4,323,250		3,951,894
Machinery and equipment		12,991,753		13,226,467
Construction in progress		172,376		324,614
Software for internal use		583,433		607,122
Leasehold improvements		230,285		205,458
Other		19,776		32,758

		19,280,085		19,360,675
Accumulated depreciation and amortization		(6,673,511)		(6,778,497)
	Ps.	12,606,574	Ps.	12,582,178

For the years ended December 31, 2000, 2001 and 2002, depreciation expense amounted to Ps.877,960, Ps.958,726 and Ps.924,467, respectively.

For the year ended December 31, 2000, comprehensive financing costs of Ps.6,113 were capitalized to property, plant and equipment.

As of December 31, 2002, property, plant and equipment include temporarily idled assets with a carrying value of approximately Ps.570,155, resulting from the temporary shut-down of the productive operation of various plants in Mexico, Central America and Venezuela. The Company’s management has the intention to use these assets in the short-term. For the years ended December 31, 2001 and 2002 the Company recognized an idle assets impairment loss of Ps.14,861 and Ps.56,675, respectively.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

7.	INTANGIBLES ASSETS, NET

Intangibles, net are comprised of the following as of December 31:

	2001		2002

Covenants not to compete	Ps.	769,275	Ps.	745,877
Pre-operating expenses		70,225		86,071
Debt issuance costs		201,910		216,165
Patents and trade names		174,707		163,153
Research of new projects		75,171		62,677
Other		55,317		51,318

		1,346,605		1,325,261
Accumulated amortization		(391,775)		(461,124)

	Ps.	954,830	Ps.	864,137

Expenditures for research are expensed as incurred and expenditures for development are expensed when they do not qualify as intangible assets. Research and development costs charged to income amounted to Ps.39,191, Ps.21,388 and Ps.9,243 for the years ended December 31, 2000, 2001 and 2002, respectively. The amortization of pre-operating expenses charged to income for the years ended December 31, 2000, 2001 and 2002 amounted to Ps.38,937, Ps.34,703 and Ps.8,158, respectively. Additionally, during 2001 the Company wrote-off certain capitalized pre-operating expenses of Ps.326,265 due to the shut-down of the bread manufacturing operation, which were recognized in other income, net (Note 13).

At December 31, 2001 and 2002, the excess of cost over book value is presented net of accumulated amortization of Ps. 716,158 and Ps. 766,428.

8.	OTHER ASSETS

Other assets consist of the following, as of December 31:

	2001		2002

Trust funds for research and development of technology	Ps.	222,380	Ps.	213,728
Long-term notes receivable		49,916		9,218
Guarantee deposits		18,929		14,104
Club memberships		25,214		20,269
Refundable taxes		10,254		9,710

	Ps.	326,693	Ps.	267,029

9.	SHORT-TERM BANK LOANS AND LONG-TERM DEBT

Short-term bank loans and long-term debt as of December 31 are summarized as follows:

	2001		2002

Syndicated loan in U.S. dollars, maturing in December 2004 and 2005, bearing interest at annual rate of LIBOR plus 1.00% to 1.625% payable monthly or quarterly (LIBOR plus 1.375% at December 31, 2002)	Ps.	3,893,582	Ps.	3,132,000
Senior unsecured notes in U.S. dollars, maturing in October 2007 and bearing interest at an annual rate of 7.625% payable semiannually		2,433,489		2,610,000
Loans in U.S. dollars, bearing interest at annual rates from 3.80% to 7.96% payable quarterly, and due in annual payments from 2003 through 2009		312,742		323,126

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

9.	SHORT-TERM BANK LOANS AND LONG-TERM DEBT (continued)

	2001		2002

Loans in Venezuelan bolivars payable in 2003 and bearing interest at variable annual rates, ranging from 23% to 27% as of December 31, 2002, payable monthly		295,204		120,167
Loans in U.S. dollars, due in 2003, bearing interest at an annual rate of LIBOR plus 1.25% to 2.5% (payable monthly)		48,680		658,190

		6,983,697		6,843,483
Short-term bank loans		(343,884)		(778,365)
Current portion of long-term debt		(11,769)		(12,183)

Long-term debt	Ps.	6,628,044	Ps.	6,052,935

Short-term bank loans in U.S. dollars bear interest at an average rate of 2.77% as of December 31, 2002. Short-term bank loans in Venezuelan bolivars bear interest at an average rate of 16.75% and 25.67% as of December 31, 2001 and 2002, respectively.

The Company has credit line agreements for U.S.$70 million (Ps.730,800), all of which were available as of December 31, 2002. These credit line agreements require the payment of an annual commitment fee of 0.035% to 0.15% on the unused amounts.

Various credit agreements contain covenants requiring the Company to maintain certain financial ratios. The Company’s ability to pay dividends is restricted upon the failure to maintain such financial ratios. At December 31, 2002, the Company was in compliance with these covenants.

At December 31, 2002, the annual maturities of long-term debt outstanding are as follows:

Year	Amount

2004	Ps.	548,989
2005		2,623,908
2006		15,039
2007		2,736,264
2008 and thereafter		128,735
	Ps.	6,052,935

The Company has entered into an interest rate swap agreement covering a portion of its long term debt maturing in October 2007. See Note 17.

10.	SENIORITY PREMIUM AND SAVINGS PLAN

Seniority premium cost and other employee retirement benefits are determined by independent actuaries and are principally based on the employees’ years of service, age and salaries. The Company has established trust funds to meet these obligations.

The seniority premium balance as of December 31, 2001 and 2002 amounted to Ps.30,516 and Ps.31,773, respectively, and is included in other liabilities.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

10.	SENIORITY PREMIUM AND SAVINGS PLAN (continued)

The components of net seniority premium cost for the years ended December 31, consist of the following:

	2000		2001		2002

Service cost	Ps.	2,524	Ps.	2,802	Ps.	2,854
Interest cost		626		739		807
Return on plan assets		(1,675)		(1,759)		(1,509)
Curtailment loss (gain)		—		199		(311)
Settlement loss		—		252		—
Net amortization of gain		1,242		1,209		1,181

Net cost for the year	Ps.	2,717	Ps.	3,442	Ps.	3,022

     As of December 31, the status of the plan is as follows:

	2001		2002

Actuarial present value of benefit obligations:
Vested benefit obligation	Ps.	(8,117)	Ps.	(8,821)
Non-vested benefit obligation		(7,916)		(8,195)

		(16,033)		(17,016)
Excess of projected benefit obligation over accumulated benefit obligation		(6,270)		(6,441)

Projected benefit obligation		(22,303)		(23,457)
Plan assets at fair value (trust funds)		17,373		16,839

Shortfall of plan assets over projected benefit obligation		(4,930)		(6,618)
Unrecognized amounts to be amortized over 17 years:
Cumulative net gain		1,513		2,293
Net transition liability		(204)		(398)
Prior service cost		(304)		(204)
Adjustment required to recognize minimum liability		(1,198)		(1,308)

Seniority premium liability	Ps.	(5,123)	Ps.	(6,235)

For the years ended December 31, 2001 and 2002, the changes in projected benefit obligation and plan assets are summarized as follows:

	2001		2002

Projected benefit obligation at beginning of year	Ps.	18,096	Ps.	22,303
Effect of inflation on beginning balance		318		(659)
Service cost		2,802		2,854
Interest cost		739		807
Benefits paid		263		(2,702)
Actuarial loss		85		854

Projected benefit obligation at end of year	Ps.	22,303	Ps.	23,457

	2001		2002

Fair value of plan assets at beginning of year	Ps.	15,038	Ps.	17,372
Effect of inflation on beginning balance		312		(73)
Return on plan assets		1,759		1,509
Benefits paid		263		(1,969)

Fair value of plan assets at end of year	Ps.	17,372	Ps.	16,839

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

10.	SENIORITY PREMIUM AND SAVINGS PLAN (continued)

Significant assumptions (weighted average rates, net of expected inflation) used in determining seniority premium cost were as follows:

	Year ended December 31,

	2000	2001	2002

Discount rate	4.0%	4.0%	3.5%
Rate of increase in future compensation levels	2.0%	2.0%	1.5%
Expected long-term rate of return on plan assets	5.0%	5.0%	4.0%

In the United States, the Company has a saving and investment plan that incorporates voluntary employee 401(K) contributions with Company contributions. For the years ended December 31, 2000, 2001 and 2002, total expenses related to this plan were U.S.$2,098 (Ps.21,903), U.S.$2,212 (Ps.23,093) and U.S.$2,324 (Ps.24,263), respectively.

In Venezuela, the Company recognizes a liability for seniority premiums and indemnities for dismissal established by the local Labor Law, which amounted Ps.16,939 and Ps.14,070 as of December 31, 2001 and 2002, respectively.

In Central America, the labor legislation of Costa Rica, Nicaragua, El Salvador, Honduras and Guatemala establishes that the accumulated payments to which workers may be entitled, based on the years of services, must be paid in the case of death, retirement or dismissal. The Company records a liability at 10% over salaries paid, which amounted to Ps.8,454 and Ps.11,468 as of December 31, 2001 and 2002, respectively.

11.	CONTINGENCIES AND COMMITMENTS

A)	CONTINGENCIES

The Mexican tax authorities have made certain observations to asset tax declarations for the years 1995 and 1996, which amounted to Ps.500,082 including the related surcharges and penalties. The resolution of these matters is not expected to have a material adverse effect on the Company’s consolidated financial position or results of operations.

In September 2000, the Company learned that some products made with yellow corn flour manufactured by the Company were found to contain traces of Starlink DNA, indicating that the products may have contained Starlink. Starlink is a genetically modified organism approved by U.S. government agencies for animal feed, but not for human consumption. Shortly thereafter, the Company voluntarily recalled all of their yellow corn products and ceased manufacturing products made with yellow corn. During the voluntary product recall, the Company incurred significant costs primarily related to raw material and finished goods inventories on hand that will not be sold for human consumption, return of yellow corn products sold to customers for credit or replacement with white corn products, unusable packaging material, laboratory testing fees and other legal and consulting fees. During 2001 the Company reached and collected settlements from third parties for costs incurred during the voluntary product recall with approximately Ps.64,419 (U.S.$6,618,000) allocated to lost sales and margins. This amount is recorded in other income, net (Note 13).

As a result of the possible Starlink contamination, a number of lawsuits by consumers and customers were filed against the Company and other defendants, in which the plaintiffs claimed damages from buying yellow corn products that were suspected to contain Starlink. These lawsuits were solved without any cost for the Company. In addition, the Company is involved in lawsuits filed by one of the principal restaurant chains in the United States and certain franchisees which alleged sales loss as a result of Starlink contamination. At the present time, these cases have not had a significant effect on the Company’s financial position and results of operations. A settlement agreement has been reached by the parties and is pending approval by the court.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

11.	CONTINGENCIES AND COMMITMENTS (continued)

The Company is involved in lawsuits alleging monopolistic practices in the United States of America. The resolution of these matters is not expected to have a material adverse effect on the Company’s consolidated financial position or results of operations.

The Company is also involved in a number of claims arising in the ordinary course of business which have not been finally adjudicated. The resolution of these matters is not expected to have a material adverse effect on the Company’s consolidated financial position or results of operations.

B)	COMMITMENTS

The Company entered into sale-leaseback agreements for various production equipment located in its U.S. plants. The Company has a purchase option at fair market value at the expiration of the leases and an early purchase option, which permits the Company to acquire the equipment at fair market value at approximately three-fourths of the lease term. These agreements are accounted for as operating leases.

As of December 31, 2002, the Company is leasing certain equipment under long-term operating lease agreements expiring through 2011. Future minimum lease payments under such leases amount to approximately U.S. $114,328,000 (Ps.1,193,584), as follows:

	U.S. dollars (thousands)

Year	Facilities		Equipment		Total

2003	U.S.	$8,290	U.S.	$24,550	U.S.	$32,840
2004		6,750		18,867		25,617
2005		5,826		12,974		18,800
2006		5,068		6,147		11,215
2007		4,582		5,635		10,217
2008 and thereafter		7,710		7,929		15,639

	U.S.	$38,226	U.S.	$76,102	U.S.	$114,328

	Ps.	399,079	Ps.	794,505	Ps.	1,193,584

Rental expense was approximately Ps.436,212, Ps.377,379 and Ps.366,705 for the years ended December 31, 2000, 2001 and 2002, respectively.

At December 31, 2002, the Company has various outstanding commitments in the United States to purchase commodities and raw materials of approximately U.S.$70,371,000 (Ps.734,673), which will be delivered during 2003.

As of December 31, 2002, the Company has outstanding commitments to purchase machinery and equipment amounting to U.S.$1,136,000 (Ps.11,860).

As of December 31, 2001 and 2002, restricted cash of Ps.2,745 and Ps.1,378, respectively, included undisbursed proceeds from the issuance of tax-exempt industrial development revenue bonds in the United States amounting to Ps.1,284 (U.S.$123,000) and Ps.1,211 (U.S.$116,000) for the years 2001 and 2002, respectively, which are available to pay interest expense on outstanding balances on these bonds.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

12.	STOCKHOLDERS’ EQUITY

A)	COMMON STOCK

At December 31, 2002, Gruma’s outstanding common stock consisted of 441,402,386 shares of Series “B”, with no par value, fully subscribed and paid, which can only be withdrawn with stockholders’ approval, and 11,147,566 authorized shares held in Treasury. At December 31, 2001, the Company’s outstanding common stock consisted of 441,725,086 shares and 10,824,866 shares held in Treasury.

B)	EXECUTIVE STOCK PURCHASE PLAN

Gruma S.A. de C.V. established, through an irrevocable grantor trust, an “Executive Stock Purchase Plan”. The shares were granted to executives, and such executives had the right to receive dividends during the six-year term after joining the plan.

During 2002 the Company decided to cancel the plan and paid each of the eligible employees the value of the shares corresponding to them at the then current market price.

C)	RETAINED EARNINGS

In accordance with Mexican Corporate Law, the legal reserve must be increased annually by 5 % of annual net profits until it reaches 20 % of the fully paid capital stock amount.

A 53.85% tax is payable by the Company if dividends are paid from earnings that have not been subject to Mexican income tax. The applicable tax may be credited against income tax the Company is subject to in the following three fiscal years. Effective January 1, 2002, dividends paid by the Company from the net tax income account are not subject to any tax.

D)	PURCHASE OF COMMON STOCK

The Stockholders’ Meeting approved a Ps.650,000 reserve to repurchase the Company’s own shares. The total amount of repurchased shares cannot exceed either the reserve amount or 5% of total equity. As of December 31, 2002, the Company has repurchased 11,147,566 of its own shares with market value of Ps.112,590.

The Company has entered into the following agreements involving its own shares:

•	During 2002, the Company entered into an equity swap agreement with a financial institution to sell 2,300,000 of its own shares for a total amount of U.S.$2,590,000. At maturity the Company is subject to pay a financial cost at the LIBOR rate plus 3.2% on the contractual amount. The agreement matures in August 2003, at which time the Company has the option to repurchase the shares at U.S.$1.126071 per share or pay or receive the difference between the agreed price and the market price.

•	During 2002, the Company entered into two call option agreements with a European financial institution, selling 13,900,000 of its own shares for a total amount of U.S.$13,244,000. The agreements mature in January 2003 and December 2003, respectively. At maturity, the Company has the right to repurchase the shares at nominal value.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

12.	STOCKHOLDERS’ EQUITY (continued)

E)	FOREIGN CURRENCY TRANSLATION ADJUSTMENTS

As of December 31, 2001 and 2002, “Foreign currency translation adjustments” consist of the following:

	2001		2002

Foreign currency translation at beginning of year	Ps.	215,113	Ps.	(368,078)
Annual effect of translating net investment in foreign subsidiaries		(723,920)		311,650
Exchange differences arising from foreign currency liabilities accounted for as a hedge of the Company’s net investments in foreign subsidiaries, net of tax		140,729		(554,372)

	Ps.	(368,078)	Ps.	(610,800)

F)	INFLATION EFFECTS

As of December 31, 2002, the majority stockholders’ equity is comprised of the following:

	Nominal		Restatement		Total

Common stock	Ps.	4,209,347	Ps.	6,088,566	Ps.	10,297,913
Additional paid-in capital		1,216,020		1,922,675		3,138,695
Deficit from restatement		—		(11,077,100)		(11,077,100)
Cumulative effect of a change in an accounting principle for deferred income taxes and employees’ statutory profit sharing		(175,471)		(10,003)		(185,474)
Retained earnings from prior years		2,455,720		5,036,299		7,492,019
Net income for the year		394,482		(1,290)		393,192
Foreign currency translation adjustments		(610,800)		—		(610,800)

	Ps.	7,489,298	Ps.	1,959,147	Ps.	9,448,445

G)	TAX VALUES OF COMMON STOCK AND RETAINED EARNINGS

As of December 31, 2002, tax amounts of common stock and retained earnings were Ps.8,578,412 and Ps.1,429,235, respectively.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

13.	OTHER INCOME, NET

Other income, net is comprised of the following:

	Year ended December 31,

	2000		2001		2002

Disposal of subsidiaries	Ps.	—	Ps.	—	Ps.	130,627
Software implementation expenses		(35,349)		(5,413)		—
Reorganization expenses		(47,815)		(3,487)		—
Amortization of excess of cost over book value and excess of book value over cost, net		299,009		323,002		132,698
Amortization of other deferred costs		(77,409)		(75,622)		(90,909)
Write-off of machinery		(46,094)		—		—
Write-off of pre-operating expenses not related with shut-down of the bread manufacturing operation and other		(23,567)		(21,979)		—
Impairment loss in the carrying value of idle assets (Note 6)		—		(14,861)		(56,675)
Net loss from the shut-down of the bread operations		—		(199,315)		—
Voluntary product recall settlements (Note 11)		—		64,419		—
Other		(36,314)		2,663		4,779

	Ps.	32,461	Ps.	69,407	Ps.	120,520

During 2002, the Company sold the shares of one of its subsidiaries and recognized a gain of Ps 130,627.

During 2001, the Company determined that the carrying value of certain goodwill was impaired; consequently, goodwill was reduced by Ps.21,979.

The net loss from the shut-down of the bread operations includes in 2001 a provision of approximately Ps.34,274, mainly for fixed asset impairment losses and others.

14.	INCOME TAXES, ASSET TAX AND EMPLOYEES’ STATUTORY PROFIT SHARING

A)	INCOME TAX AND ASSET TAX

Gruma files a consolidated income tax return for Mexican income tax purposes, consolidating taxable income and losses of Gruma and its controlled Mexican subsidiaries. Filing a consolidated tax return had the effect of reducing income tax expense for the years ended December 31, 2000, 2001 and 2002 by Ps.115,622, Ps.86,324 and Ps.52,897, respectively, as compared to filing a tax return on an unconsolidated basis. Tax regulations limit the income tax consolidation to 60% of the ownership interest of controlled Mexican subsidiaries.

In accordance with the applicable tax law, Mexican corporations must pay the higher of either income tax or asset tax. Asset tax is determined applying 1.8% on the average value of substantially all of the Company’s Mexican assets less certain liabilities. Payments of asset tax are recoverable against the excess of income tax over asset tax of the three prior years and the ten subsequent years.

For the years ended December 31, 2000, 2001 and 2002, asset tax amounted to Ps.88,634, Ps.125,132 and Ps.159,501, respectively.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

14.	INCOME TAXES, ASSET TAX AND EMPLOYEES’ STATUTORY PROFIT SHARING (continued)

B)	RECONCILIATION OF FINANCIAL AND TAXABLE INCOME

For the years 2000, 2001 and 2002, the reconciliation between statutory income tax amounts and the effective income tax amounts is summarized as follows:

	Year ended December 31,

	2000		2001		2002

Statutory federal income tax (35%)	Ps.	135,235	Ps.	261,745	Ps.	350,586
Foreign income tax differences		(29,863)		(80,520)		(89,037)
Effect of disposed subsidiaries		—		—		248,128
Restatement of corn cost		(7,022)		(3,491)		(2,774)
Financing cost, net and other income statement effects related to inflation		56,716		15,093		(48,434)
Amortization of excess of cost over book value and excess of book value over cost, net		(70,410)		(76,766)		(26,460)
Foreign dividends		—		168,319		144,843
Effect due to change in income tax rate		—		—		(26,684)
Non-deductible expenses and non-taxable income				(28,153)		5,702
Restatement of tax loss carryforwards		(70,208)		(236,580)		(33,657)
Losses of Mexican subsidiaries which cannot be utilized for income tax consolidation		77,630		261,363		38,319
Other		(69,313)		(5,245)		700

Effective income tax	Ps.	22,765	Ps.	275,765	Ps.	561,232

As a result of the amendments to the Income Tax Law approved on January 1, 2002, beginning in 2003 the income tax rate of 35% will be reduced annually to a nominal rate of 32% in 2005.

According to Bulletin D-4, “Accounting Treatment of Income Tax, Asset Tax and Employees’ Statutory Profit Sharing”, deferred income taxes should be determined using the statutory tax rate effective when the deferred tax assets and liabilities will be recovered or settled.

The modification of the tax rate mentioned above, reduced the net deferred tax liability by Ps.26,684 and resulted in a benefit to income for the same amount.

At December 31, 2001 and 2002, the tax effects of main differences that give rise to significant portions of the deferred tax assets and liabilities, are as follows:

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

14.	INCOME TAXES, ASSET TAX AND EMPLOYEES’ STATUTORY PROFIT SHARING (continued)

	2001		2002

Deferred tax assets:
Net operating loss carryforwards and other tax credits	Ps.	789,205	Ps.	970,223
Accrued liabilities		108,073		109,430
Recoverable asset tax		656,669		345,155
Intangible asset resulting from intercompany operation		299,029		186,480
Other		87,697		185,917

		1,940,673		1,797,205

Deferred tax liabilities:
Property, plant and equipment, net		1,660,297		1,818,743
Inventories		378,078		395,470
Intangible assets and other		37,467		5,652
Investment in partnership and equity method investee		191,506		202,181

		2,267,348		2,422,046

Net deferred tax liability	Ps.	326,675	Ps.	624,841

The Company has valuation allowances for its loss carryforwards amounting to Ps.104,866 from Mexican subsidiaries and Ps.56,385 from foreign subsidiaries as of December 31, 2001 and Ps.45,111 from foreign subsidiaries as of December 31, 2002. In management’s opinion, the realization of these assets is less likely than not because of the dependency on the generation of sufficient taxable income at the subsidiary level.

Additionally, the Company has a deferred liability relating to employees’ statutory profit sharing of Ps.51,619 and Ps.47,930 as of December 31, 2001 and 2002, respectively.

C)	TAX LOSS CARRYFORWARDS AND RECOVERABLE ASSET TAX

At December 31, 2002, in Mexico, the Company has tax loss carryforwards of approximately Ps.2,056,630 available to offset its taxable income in subsequent years, and asset tax of Ps.296,763 available to offset the excess of income tax over asset tax in future years, as shown below:

	Tax loss		Recoverable
Expiration year	carryforwards		asset tax

2010	Ps.	—	Ps.	137,262
2012		2,056,630		159,501

	Ps.	2,056,630	Ps.	296,763

Additionally, at December 31, 2002, certain foreign subsidiaries have tax loss carryforwards of approximately Ps.28,789 (1,044,342 million Costa Rican colons) which will expire in 2003 to 2004 and Ps.154,901 (20,820 million Venezuelan bolivars) which will expire in 2003.

D)	EMPLOYEES’ STATUTORY PROFIT SHARING

In Mexico, employees’ statutory profit sharing is determined for each subsidiary on an unconsolidated basis, applying 10% of taxable income determined on a basis similar to income tax, except that the employee’s statutory profit sharing does not consider inflation effects (inflationary component), depreciation expense is based on the historical cost, and a foreign exchange gain or loss is recognized when a monetary asset or liability is contractually due.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

15.	FOREIGN CURRENCY

A)	EXCHANGE DIFFERENCES

For the years ended December 31, 2000, 2001 and 2002, the effects of exchange rate fluctuations on the Company’s monetary assets and liabilities were recognized as follows:

	2000		2001		2002

Exchange differences arising from foreign currency liabilities accounted for as a hedge of the Company’s net investment in foreign subsidiaries recorded directly to stockholders’ equity as an effect of foreign currency translation adjustments	Ps	(48,835)	Ps.	140,729	Ps.	(554,372)
Exchange differences arising from foreign currency transactions credited (charged) to income		(60,995)		99,964		(263,095)

	Ps	(109,830)	Ps.	240,693	Ps.	(817,467)

B)	FOREIGN CURRENCY POSITION

As of December 31, 2001 and 2002, monetary assets and liabilities held or payable in U.S. dollars are summarized below:

	Thousands of U.S. dollars

	2001		2002

By companies located in Mexico:
Assets:
Current	U.S.$	13,989	U.S.$	33,204
Non current		—		11
Liabilities:
Current		(2,873)		(71,342)
Long-term		(650,000)		(550,000)

	U.S.$	(638,884)	U.S.$	(588,127)

	Thousands of U.S. dollars

	2001		2002

By foreign companies:
Assets:
Current	U.S.$	152,046	U.S.$	146,594
Non current		10,340		1,059
Liabilities:
Current		(206,423)		(199,654)
Long-term		(61,269)		(88,785)

	U.S.$	(105,306)	U.S.$	(140,786)

At December 31, 2001 and 2002, the exchange rates used to translate U.S. dollar assets and liabilities were Ps.9.17 and Ps.10.44, respectively. On March 20, 2003 (date of issuance of these financial statements), the exchange rate for the U.S. dollar was Ps.10.86.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

15.	FOREIGN CURRENCY (continued)

For the years ended December 31, the Company’s Mexican subsidiaries had transactions in U.S. dollars as follows :

	Thousands of U.S. dollars

	2000		2001		2002

Corn purchases and other inventories	U.S.$	103,714	U.S.$	104,117	U.S.$	147,927
Interest expense		58,621		52,162		43,278
Equipment purchases		76		88		404
Services		292		194		321

	U.S.$	162,703	U.S.$	156,561	U.S.$	191,930

As of December 31, non-monetary assets of foreign origin, which are restated on the basis of the GCPI from the foreign country of origin are summarized as follows:

	2001		2002

	Foreign	Year-end	Foreign	Year-end
	currency	exchange	currency	exchange
	(thousands)	rate	(thousands)	rate

U.S. dollars	582,524	9.17	574,686	10.44
Swiss francs	26,266	5.52	23,008	7.55
Deutsche marks	32,668	4.18	24,786	5.60
Italian liras	3,227,844	0.0042	2,432,856	0.0057
Spanish pesetas	704,904	0.0491	554,205	0.0659
Venezuelan bolivars	173,599,434	0.0121	256,511,893	0.0074
Costa Rican colons	32,082,560	0.0268	35,464,477	0.0276

16.	SEGMENT INFORMATION

The Company’s reportable segments are strategic business units that offer different products in different geographical regions. These business units are managed separately because each business segment requires different technology and marketing strategies.

The Company’s reportable segments are as follows:

•	Corn flour and packaged tortilla division (United States of America) – manufactures and distributes over 20 varieties of corn flour that are used mainly to produce and distribute different types of tortillas and tortilla chip products in the United States and Europe. The main brands are MASECA for corn flour and MISSION and GUERRERO for packaged tortillas.

•	Corn flour division (Mexico) – engaged principally in the production, distribution and sale of corn flour in Mexico under MASECA brand. Corn flour produced by this division is used mainly in the preparation of tortillas and other related products.

•	Corn flour, wheat flour and other products division (Venezuela) – engaged mainly in producing and distributing corn and wheat flour, used principally for industrial and human consumption.

•	Packaged tortilla division (Mexico) – produces and distributes packaged tortillas. In 2000 and 2001, this division also produced and distributed bread in Mexico.

•	Wheat flour division (Mexico) – engaged in the production and marketing of wheat flour in Mexico.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

16.	SEGMENT INFORMATION (continued)

•	Corn flour and other products division (Central America) – manufactures corn flour, tortillas and snacks and cultivates and sells hearts of palm.

•	“Other” division – this segment represents the technology and equipment division located in Mexico, which conducts research and development regarding flour and tortilla manufacturing equipment, produces machinery for corn flour and tortilla production and is engaged in the construction of the Company’s corn flour manufacturing facilities.

•	The “Other reconciling items” row includes the corporate expenses and the elimination of inter-business unit transactions.

During 2001 the Company decided to terminate the bread operations in Mexico and Central America.

All intersegment sales prices are market based. The Company evaluates performance based on operating income of the respective business units.

Summarized financial information concerning the Company’s reportable segments is shown in the following tables.

Segment information as of and for the year ended December 31, 2000:

	Net sales to		Inter-		Operating		Depreciation
	external		segment		income		and
Segment	customers		net sales		(loss)		amortization

Corn flour and packaged tortilla division (United States)	Ps	8,659,832	Ps.	96	Ps.	450,903	Ps.	361,233
Corn flour division (Mexico)		5,232,879		38,263		579,376		277,415
Corn flour, wheat flour and other products (Venezuela)		2,237,779		—		218,120		51,362
Packaged tortilla (Mexico)		381,081		26,364		(302,244)		138,162
Wheat flour (Mexico)		1,489,505		20,650		(43,369)		72,809
Corn flour and other products (Central America)		1,180,352		—		31,590		46,121
Other		33,994		556,277		(22,834)		10,855
Other reconciling items		35,527		(641,650)		(51,203)		(165,701)

Total	Ps	19,250,949	Ps.	—	Ps.	860,339	Ps.	792,256

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

16.	SEGMENT INFORMATION (continued)

						Expenditures for
Segment	Total assets		Total liabilities		long-lived assets

Corn flour and packaged tortilla division (United States)	Ps.	7,714,731	Ps.	2,373,300	Ps.	667,727
Corn flour division (Mexico)		7,460,525		1,617,401		47,718
Corn flour, wheat flour and other grains (Venezuela)		2,261,876		538,954		10,085
Packaged tortilla (Mexico)		1,290,452		427,332		—
Wheat flour (Mexico)		2,107,269		350,575		360,118
Corn flour and other products (Central America)		1,503,113		264,688		225,129
Other		559,848		113,369		—
Other reconciling items		187,730		4,950,907		300,170

Total	Ps.	23,085,544	Ps.	10,636,526	Ps.	1,610,947

     Segment information as of and for the year ended December 31, 2001:

	Net sales to		Inter-		Operating		Depreciation
	external		segment		income		and
Segment	customers		net sales		(loss)		amortization

Corn flour and packaged tortilla division (United States)	Ps.	8,822,479	Ps.	—	Ps.	599,439	Ps.	555,028
Corn flour division (Mexico)		4,911,339		35,428		558,288		261,459
Corn flour, wheat flour and other products (Venezuela)		1,995,782		—		152,818		56,646
Packaged tortilla (Mexico)		366,944		34,137		(227,993)		84,559
Wheat flour (Mexico)		1,519,717		27,597		13,473		59,801
Corn flour and related products (Central America)		1,185,319		—		(8,052)		91,496
Other		97,074		358,506		(13,566)		8,593
Other reconciling items		17,468		(455,668)		(98,633)		(289,295)

Total	Ps.	18,916,122	Ps.	—	Ps.	975,774	Ps.	828,287

			Total		Expenditures for
Segment	Total assets		liabilities		long-lived assets

Corn flour and packaged tortilla division (United States)	Ps.	7,531,177	Ps.	2,077,903	Ps.	439,808
Corn flour division (Mexico)		6,747,015		1,398,030		3,740
Corn flour, wheat flour and other products (Venezuela)		2,058,503		655,806		59,393
Packaged tortilla (Mexico)		743,778		98,359		24,526
Wheat flour (Mexico)		1,926,449		207,101		18,508
Corn flour and related products (Central America)		1,161,343		172,127		85,270
Other		518,062		83,252		—
Other reconciling items		1,196,776		5,029,412		73,169

Total	Ps.	21,883,103	Ps.	9,721,990	Ps.	704,414

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

16.	SEGMENT INFORMATION (continued)

Segment information as of and for the year ended December 31, 2002:

	Net sales to		Inter-		Operating		Depreciation
	external		segment		income		and
Segment	customers		net sales		(loss)		amortization

Corn flour and packaged tortilla division (United States)	Ps.	9,275,753	Ps.	—	Ps.	797,161	Ps.	482,153
Corn flour division (Mexico)		4,733,609		29,112		507,416		258,317
Corn flour, wheat flour and other products (Venezuela)		2,230,666		—		241,360		64,395
Packaged tortilla (Mexico)		148,572		38,343		(75,603)		58,079
Wheat flour (Mexico)		1,716,293		4,435		18,308		63,133
Corn flour and related products (Central America)		1,051,011		—		31,371		62,047
Other		1,582		292,004		(45,804)		7,952
Other reconciling items		16,921		(363,894)		18,073		(9,225)

Total	Ps.	19,174,407	Ps.	—	Ps.	1,492,282	Ps.	986,851

					Expenditures for
Segment	Total assets		Total liabilities		long-lived assets

Corn flour and packaged tortilla division (United States)	Ps.	7,705,921	Ps.	2,285,650	Ps.	490,962
Corn flour division (Mexico)		7,023,987		1,480,801		30,012
Corn flour, wheat flour and other products (Venezuela)		2,341,766		680,011		—
Packaged tortilla (Mexico)		532,720		74,878		—
Wheat flour (Mexico)		2,008,733		262,535		35,781
Corn flour and related products (Central America)		1,128,969		353,871		7,163
Other		381,241		82,824		7,081
Other reconciling items		1,019,950		4,889,693		128,518

Total	Ps.	22,143,287	Ps.	10,110,263	Ps.	699,517

The following table presents the details of “Other reconciling items” for operating income:

Other reconciling items	2000		2001		2002

Corporate expenses	Ps.	(128,257)	Ps.	(113,090)	Ps.	(34,226)
Elimination of inter-business unit transactions		77,054		14,457		52,299
	Ps.	(51,203)	Ps.	(98,633)	Ps.	18,073

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

16.	SEGMENT INFORMATION (continued)

Additionally, a summary of information by geographic segment is as follows:

	2000		%	2001		%	2002		%

NET SALES TO EXTERNAL CUSTOMERS:
United States	Ps.	8,985,809	47	Ps.	8,822,479	47	Ps.	9,275,753	48
Mexico		6,847,009	35		6,912,542	36		6,616,977	35
Venezuela		2,237,779	12		1,995,782	11		2,230,666	12
Central America		1,180,352	6		1,185,319	6		1,051,011	5

	Ps.	19,250,949	100	Ps.	18,916,122	100	Ps.	19,174,407	100

IDENTIFIABLE ASSETS:
United States	Ps.	7,738,548	33	Ps.	7,531,177	35	Ps.	7,705,921	35
Mexico		11,582,007	50		11,132,080	51		10,966,631	49
Venezuela		2,261,876	10		2,058,503	9		2,341,766	11
Central America		1,503,113	7		1,161,343	5		1,128,969	5

	Ps.	23,085,544	100	Ps.	21,883,103	100	Ps.	22,143,287	100

CAPITAL EXPENDITURES:
United States	Ps.	667,727	42	Ps.	439,808	64	Ps.	490,962	88
Mexico		677,886	43		105,743	15		131,318	24
Venezuela		10,085	1		59,393	9		(72,966)	(13)
Central America		225,129	14		85,270	12		7,163	1

	Ps.	1,580,827	100	Ps.	690,214	100	Ps.	556,477	100

17.	FINANCIAL INSTRUMENTS

A)	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and temporary investments, notes and accounts receivable, refundable taxes, trade accounts payable, short-term bank loans, current portion of long-term debt and accrued liabilities and other payables approximate their fair value, due to their short maturity. In addition, the net book value of notes and accounts receivable and refundable taxes represent the expected cash flow to be received.

The estimated fair value of the Company’s long-term debt and derivative financial instruments is as follows:

	Carrying amount		Fair value

At December 31, 2001:
Liabilities: Senior unsecured notes in U.S. dollars bearing interest at annual rate of 7.625%	Ps.	2,433,489	Ps.	2,372,895
Equity swap		56,041		76,375
Call option		67,067		66,630
At December 31, 2002:
Liabilities: Senior unsecured notes in U.S. dollars bearing interest at annual rate of 7.625%	Ps.	2,610,000	Ps.	2,518,650
Equity swap		27,039		23,230
Call option		138,263		140,390

GRUMA, S.A. DE C.V. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

17.	FINANCIAL INSTRUMENTS (continued)

               Fair values were determined as follows:

•	The fair value of debt is estimated based on quoted market prices for similar issues or on current rates available to the Company for debt of the same maturity and similar terms.

•	The fair value of the equity swap and the call option is estimated based on quoted market prices of the shares and on the agreement terms.

•	The fair value of the interest rate swap was estimated based on market prices.

•	The carrying value of the remainder of the long-term debt was similar to its fair value.

B)	HEDGES

In Mexico, the Company has entered into futures contracts to minimize the risk in price fluctuations of corn and gas. These contracts are short-term and do not exceed the maximum production requirements for a one-year period. The effect of these contracts was recognized in income when they were settled and was not significant.

The Company uses derivative financial instruments such as interest rate swaps to hedge its long term debt which matures in 2007 and bears interest at an annual rate of 7.625%. This hedge considers the risk created by changes in the market value conferred to interest rate fluctuations, converting the debt from a fixed rate (7.625%) to a variable rate (LIBOR plus 2.035%). Additionally, the Company entered into an agreement to receive a fixed interest rate of 5.1525% through 2004 and 5.485% from 2004 through 2007 and to pay LIBOR rate.

C)	CONCENTRATION OF CREDIT RISK

The financial instruments which are potentially subject to a concentration of risk are principally cash, temporary investments and trade accounts receivable. The Company deposits its cash and temporary investments in recognized financial institutions. The concentration of the credit risk with respect to trade receivables is limited since the Company sells its products to a large number of customers located in different parts of Mexico, United States, Central America and South America. The Company maintains reserves for potential credit losses.

18.	RELATED PARTY TRANSACTIONS

The Company owns an 11.1070% interest in GFNorte, a Mexican financial institution. In the normal course of business, the Company obtains long-term financing from GFNorte and other subsidiaries of this institution at market rates and terms. The highest outstanding loan amount in 2002 has been U.S.Ps.13 million at an average interest rate of 3.36%. The interest paid to GFNorte’s subsidiaries for the years ended December 31, 2000, 2001 and 2002 was Ps.3,541, Ps.5,519 and Ps.73, respectively.

As of December 31, 2001 and 2002, the Company made loans to its controlling shareholders, bearing interest at market rates. As of December 31, 2001 and 2002, accounts receivable from these transactions totaled Ps.147,940 and Ps.108,267, respectively.

During 2001 and 2002, the Company had accounts payable to a shareholder, included in trade accounts payable, for Ps.108,913 and Ps.79,620, respectively. Additionally, during 2000, 2001 and 2002, the Company purchased inventory ingredients from a shareholder, amounting to U.S.$75 million (Ps. 761,798), U.S.$90 million (Ps.829,639) and U.S.$84 million (Ps.873,577), respectively.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

19.	RECENT ACCOUNTING PRONOUNCEMENTS

In November 2001, the Mexican Institute of Public Accountants issued Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments”, which supersedes existing Bulletin C-9, “Liabilities” and Bulletin C-12, “Contingencies and Commitments”. This Bulletin is effective as of January 1, 2003. This Statement contains the guidelines relating to valuation, recording and disclosure of liabilities, provisions, contingent assets and liabilities and disclosure of commitments. This Statement establishes among other issues, detailed presentation of provisions, use of present value, the consideration of future events to estimate provisions, accounting treatment for probable reimbursement and changes in the value estimated for provisions. It also contains the accounting treatment for redemption of debt. The Company’s management believes that the adoption of this Bulletin will not have a significant effect in its financial statements.

In December 2001, the Mexican Institute of Public Accountants issued Bulletin C-8, “Intangible Assets” which defines intangible assets as rights or privileges acquired that will generate a future economic benefit. Additionally, Bulletin C-8 establishes guidelines on the accounting for deferred research and development costs and pre-operating costs. It also establishes provisions for the amortization of intangible assets. The provisions of Bulletin C-8 are effective as of January 1, 2003. The Company’s management believes that the adoption of this Bulletin will not have a significant effect in its financial statements.

20.	DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 (see Note 2-D), including the Fifth Amendment to Bulletin B-10 and Bulletin B-15, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliation to U.S. GAAP includes a reconciling item for the effect of applying the Fifth Amendment to Bulletin B-10 and Bulletin B-15 restatement to Mexican pesos of constant purchasing power as of December 31, 2002 because, as described below, these provisions of inflation accounting under Mexican GAAP do not meet the consistent reporting currency requirements of Regulation S-X. The U.S. GAAP adjustments have been determined based on Mexican NCPI factors. The reconciliation does not include the reversal of other Mexican GAAP inflation accounting adjustments as they represent a comprehensive measure of the effects of price-level changes in the inflationary Mexican economy and, as such, are considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The principal differences between Mexican GAAP and U.S. GAAP and the effect on consolidated net income and consolidated stockholders’ equity are presented below, with an explanation of the adjustments.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

20.	DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP (continued)

Reconciliation of net income:

	Year ended December 31,

	2000		2001		2002

Net majority income under Mexican GAAP	Ps.	246,330	Ps.	331,989	Ps.	393,192

U.S. GAAP adjustments:
Depreciation expense (See C)		(50,786)		(54,981)		(57,834)
Pre-operating expenses and other deferred costs (See D)		105,385		33,979		2,650
Capitalized comprehensive financing costs (See E)		2,626		2,754		2,743
Sale-leaseback transaction (See F):
Interest expense		(13,473)		(15,626)		(16,049)
Rental and depreciation expense, net		7,638		8,105		8,030
Amortization of excess of cost over book value (See G)		16,974		17,793		17,717
Deferred income taxes (See H)		10,689		(139,734)		26,362
Deferred employees’ statutory profit sharing (See H)		(1,032)		(16)		471
Effect of U.S. GAAP adjustments on equity method investee (See L)		(11,703)		(17,938)		(62,339)
Negative goodwill (See I):
Amortization of excess of book value over cost		(312,451)		(352,442)		(165,411)
Depreciation expense		36,945		37,074		49,070
Adjustment to net loss from shutdown of bread operations (See D)		—		326,265		—
Amortization of goodwill and indefinite-lived intangible assets (See K)		—		—		104,809
Monetary position gain resulting from U.S. GAAP adjustments		5,833		5,043		362
Effects of Bulletin B-15 restatement (See A)		1,971		(777)		—

Total U.S. GAAP adjustments		(201,384)		(150,501)		(89,419)

Minority interest (See B)		26,432		18,374		6,118

Net income under U.S. GAAP	Ps.	71,378	Ps.	199,862	Ps.	309,891

Basic and diluted earnings per share (in pesos)	Ps.	0.16	Ps.	0.46	Ps.	0.69

Weighted average shares outstanding (thousands)		435,515		433,235		446,202

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

20.	DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP (continued)

Reconciliation of stockholders’ equity:

	As of December 31,

	2001		2002

Stockholders’ equity under Mexican GAAP	Ps.	12,053,948	Ps.	12,033,024

U.S. GAAP adjustments:
Property, plant and equipment (See C)		501,929		425,286
Pre-operating expenses and other deferred costs (See D)		(40,157)		(40,256)
Capitalized comprehensive financing cost (See E)		(19,275)		(16,455)
Sale-leaseback transaction (See F)		(41,953)		(53,014)
Excess of cost over book value (See G)		(177,928)		(159,457)
Deferred income taxes (See H)		(56,207)		(36,603)
Deferred employees’ statutory profit sharing (See H)		2,038		2,378
Effect of U.S. GAAP adjustments on equity method investee (See L)		(148,813)		(202,530)
Negative goodwill (See I)		(565,780)		(845,589)
Deferred (loss) gain on hedge activity (See J)		(4,162)		18,009
Goodwill and indefinite-lived intangible assets (See K)		—		103,999
U.S. GAAP adjustments attributable to minority interest		(75,748)		(64,639)
Minority interest under Mexican GAAP (See B)		(2,513,582)		(2,584,579)
Effects of Bulletin B-15 restatement (See A)		(37,728)		—

Total U.S. GAAP adjustments		(3,177,366)		(3,453,450)

Stockholders’ equity under U.S. GAAP	Ps.	8,876,582	Ps.	8,579,574

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

Balance at December 31, 2001	Ps.	8,876,582
Net purchases of Company’s common stock		(76,161)
Executive stock purchase plan		(24,478)
Operation with Company’s own shares		13,354
Deferred gain on hedge activity		21,456
Recognition of inflation effects for the year		(291,803)
Foreign currency translation adjustments		(249,267)
Net income for the year		309,891

Balance at December 31, 2002	Ps.	8,579,574

A summary of the Company’s stockholders’ equity after the U.S. GAAP adjustments described above as of December 31, 2001 and 2002 is as follows:

	2001		2002

Capital stock	Ps.	10,324,166	Ps.	10,297,913
Additional paid-in capital		3,157,526		3,138,695
Retained earnings		6,137,888		6,405,578
Accumulated other comprehensive loss		(10,742,998)		(11,262,612)

Total stockholders’ equity under U.S. GAAP	Ps.	8,876,582	Ps.	8,579,574

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

20.	DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP (continued)

A)	EFFECTS OF BULLETIN B-15 RESTATEMENT

As disclosed in Note 2-C, the Company adopted the provisions of Bulletin B-15 effective as of January 1, 1997. Bulletin B-15 allows the restatement of information for prior periods for comparison purposes to information of the most current period presented based on a weighted average restatement factor that reflects the relative inflation and currency exchange movements of the countries in which the Company operates. The restatement provisions of Bulletin B-15 do not meet the Regulation S-X requirement that the financial statements be stated in the same currency for all periods, because changes in foreign currency exchange rates are included in the restatement factor. The U.S. GAAP adjustments to net income and stockholders’ equity reflect the difference between restating these prior periods, including the U.S. GAAP adjustments, to December 31, 2002 constant pesos utilizing the Mexican NCPI and the weighted average restatement factor. See Note 20-Q for summarized financial information prepared on a U.S. GAAP basis restated to December 31, 2002 constant pesos utilizing the Mexican NCPI.

B)	MINORITY INTEREST

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders’ equity in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

C)	PROPERTY, PLANT AND EQUIPMENT

The Company adopted the Fifth Amendment to Bulletin B-10 effective as of January 1, 1997. The Fifth Amendment eliminates the use of replacement costs for purposes of restating property, plant and equipment and instead, allows companies the option of using a specific index, which contemplates inflation and currency exchange movements in the restatement of machinery and equipment and the related depreciation expense if such machinery and equipment is of foreign origin. The Company has elected to apply a specific index to fixed assets of foreign origin for the purposes of determining the restated balances under Mexican GAAP. For U.S. GAAP purposes, the use of a specific index, which contemplates currency exchange changes, is not in accordance with the historical cost concept nor does it present financial information in a constant reporting currency. The impact on the net carrying value of fixed assets of restating fixed assets of foreign origin utilizing the Mexican NCPI for U.S. GAAP purposes increases stockholders’ equity as of December 31, 2001 and 2002 by Ps. 567,588 and Ps. 515,753, respectively.

Under Mexican GAAP, depreciation on idle equipment is not required if the carrying value is expected to be recovered. Under U.S. GAAP, those assets should continue be depreciated, and therefore the adjustment to property, plant and equipment decreases stockholder’s equity as of December 31, 2001 and 2002 by Ps.65,659 and Ps.90,467, respectively.

D)	PRE-OPERATING EXPENSES AND OTHER DEFERRED COSTS

Under Mexican GAAP, pre-operating expenses are permitted to be capitalized and amortized over a period of time estimated to generate the income necessary to recover such expenses. The Company defined 12 years as the maximum period of amortization, based on its prior experience. Under U.S. GAAP, such expenses are treated as period expenses.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

20.	DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP (continued)

Under Mexican GAAP, costs associated with research of new projects and brand development and promotion are also permitted to be capitalized and amortized over a period estimated to generate the income necessary to recover such expenses, which the Company has estimated to be 5 to 20 years depending on the nature of the project. Under U.S. GAAP, such costs are expensed as incurred.

In 2001, as disclosed in Note 13, the Company shutdown its bread operations and recognized a loss of Ps.199,315, which includes the write-off of pre-operating expenses. Under U.S. GAAP, these expenses have been previously written off.

The U.S. GAAP equity adjustments of Ps.40,157 and Ps.40,256 decrease intangible assets presented in the balance sheets as of December 31, 2001 and 2002, respectively.

          E)       COMPREHENSIVE FINANCING COSTS

Under Mexican GAAP, comprehensive financing costs, including interest expense, foreign exchange gains or losses and monetary position of the related debt for major construction projects, are capitalized as part of the assets during the construction period. Under U.S. GAAP, monetary position and foreign exchange gains and losses on U.S. dollar or other stable currency borrowings are excluded from capitalized interest.

          F)       SALE-LEASEBACK TRANSACTION

Under Mexican GAAP, a sale-leaseback transaction that involves real estate is recognized with the use of the general criteria established for capital and operating lease transactions. Based upon these criteria, a sale-leaseback of real estate was recorded by the Company as an operating lease. Under U.S. GAAP, Statement of Financial Accounting Standards (“SFAS”) No. 98, such a transaction would be recognized as a capital lease because a continuing involvement from the seller-lessee is present, and consequently, the risks and benefits of the property are not transferred to the buyer-lessor. The U.S. GAAP balance sheet as of December 31, 2001 and 2002 would reflect increases in fixed assets, net, of Ps.157,895 and Ps.149,908 (net of accumulated depreciation of Ps. 41,954 and Ps.53,014, respectively), respectively, and long-term debt increases of Ps.199,848 and Ps.202,922, respectively.

The capital lease under U.S. GAAP has a 15-year term with an effective date of May 1, 1996. It requires minimum annual payments of approximately U.S.Ps.2.7 million (Ps.28,146) for the year 2003, approximately U.S.Ps.3.2 million (Ps.33.867) for the year 2004, 2005 and 2006, and approximately U.S.Ps.14.4 million (Ps.150,430) thereafter.

          G)       AMORTIZATION OF EXCESS OF COST OVER BOOK VALUE

Under Mexican GAAP, the excess of the purchase price over the proportionate book value of net assets acquired is recorded as “Excess of cost over book value” for all of the Company’s acquisitions. Under U.S. GAAP, transfers and exchanges between enterprises under common control are accounted for on a carry-over basis, and therefore, no such assets would be recorded. The U.S. GAAP equity adjustments of Ps.177,928 and Ps.159,457 decrease the excess of cost over book value presented in the balance sheet as of December 31, 2001 and 2002, respectively.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

20.     DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP (continued)

          H)      DEFERRED INCOME TAXES AND EMPLOYEES’ STATUTORY PROFIT SHARING

Under Mexican GAAP through December 31, 1999, deferred income taxes were determined by the partial liability method of accounting, under which deferred income taxes were provided for identifiable, non-recurring temporary differences (i.e. those that are expected to reverse over a defined period of time) at the tax rate expected to be in effect at the time those temporary differences reverse. The recognition of deferred tax assets under Mexican GAAP was subject to “practical absolute assurance” that they were realizable through future operations.

Effective January 1, 2000, the Company adopted the provisions of revised Bulletin D-4, which is an asset and liability method for the recognition of deferred income taxes for existing temporary differences. The accounting treatment of the Bulletin D-4 is in accordance with the comprehensive asset and liability method of SFAS No. 109 “Accounting for Income Taxes” for the recognition of U.S. GAAP deferred tax assets and liabilities. The U.S. GAAP adjustments to net income and stockholders’ equity reflect only the deferred income taxes and employees’ statutory profit sharing generated by the other U.S. GAAP adjustments discussed in this document.

Under the comprehensive asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed.

For both Mexican and U.S. GAAP purposes, the financial statement carrying amounts utilized in the determination of the deferred tax assets and liabilities included the inflation adjustments described in Note 2-D, and their respective tax bases also included the effects of inflation based on tax regulations.

The amounts of deferred income taxes charged or credited to net income for each year under SFAS No. 109 and as set forth in Issued 93-9 of the U.S. Financial Accounting Standards Board’s Emerging Issues Task Force was determined based on the differences between the beginning and ending balances of the deferred tax assets or liabilities for each period, expressed in Mexican pesos of constant purchasing power.

Income tax expense:

The domestic and foreign components of income before taxes, employees’ statutory profit sharing, equity in earnings of associated companies, extraordinary item and minority interest reported under Mexican GAAP are as follows:

	Year ended December 31,

	2000		2001		2002

Domestic	Ps.	(218,622)	Ps.	(71,275)	Ps.	104,594
Foreign		605,011		819,115		897,079

	Ps.	386,389	Ps.	747,840	Ps.	1,001,673

Provisions for domestic federal, foreign federal and state income taxes in the Mexican GAAP consolidated statements of income consist of the following components:

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

20. DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP (continued)

			Year ended December 31,

	2000		2001		2002

Current:
Domestic federal	Ps.	145,051	Ps.	101,089	Ps.	215,857
Foreign federal		8,810		75,377		66,142
Foreign state		3,095		7,583		6,331

	Ps.	156,956	Ps.	184,049	Ps.	288,330

Deferred:
Domestic federal	Ps.	(219,890)	Ps.	(65,210)	Ps.	34,552
Foreign federal		78,073		150,143		197,649
Foreign state		7,626		6,783		40,701

	Ps.	(134,191)	Ps.	91,716	Ps.	272,902

Total income taxes	Ps.	22,765	Ps.	275,765	Ps.	561,232

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2001 and 2002, are as follows:

	2001		2002

Deferred tax assets:
Net operating loss carryforwards and other tax credits	Ps.	1,463,827	Ps.	1,315,378
Customer advances and accrued liabilities		108,073		109,430
Intangible assets (c)		299,029		186,480
Other		87,697		197,602

Total gross deferred tax assets		1,958,626		1,808,890

Deferred tax liabilities:
Property, plant and equipment, net (a)		1,829,226		1,929,981
Inventories (b)		378,078		402,465
Investment in partnership and equity method investee		110,299		132,236
Other assets		23,905		5,652

Total gross deferred tax liabilities		2,341,508		2,470,334

Net deferred tax liability under U.S. GAAP		382,882		661,444
Net deferred tax liability under Mexican GAAP		326,675		624,841

Adjustment for U.S. GAAP	Ps.	56,207	Ps.	36,603

(a)	Principally due to the differences between restated book and tax basis, including depreciation and capitalized interest.

(b)	Principally due to the expensing of purchases for Mexican tax purposes.

(c)	Reflects a prepaid asset resulting from an intercompany transaction.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

20.	DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP (continued)

A summary of the deferred tax liability (asset) balances on a U.S. GAAP basis are as follows:

	2001		2002

Current:
Deferred tax asset	Ps.	(195,770)	Ps.	(307,032)
Deferred tax liability		378,078		402,465

		182,308		95,433

Non-current:
Deferred tax asset		(1,762,856)		(1,501,858)
Deferred tax liability		1,963,430		2,067,869

		200,574		566,011

Total	Ps.	382,882	Ps.	661,444

The provision for income tax on a U.S. GAAP basis is as follows:

	2000		2001		2002

Current	Ps.	(156,956)	Ps.	(184,049)	Ps.	(288,330)
Deferred		144,880		(231,450)		(246,540)

	Ps.	(12,076)	Ps.	(415,499)	Ps.	(534,870)

In addition, the Company has established a deferred liability for U.S. GAAP purposes of Ps.49,581 and Ps.45,552, at December 31, 2001 and 2002, respectively, relating to employees’ statutory profit sharing.

Income taxes have not been provided on the undistributed earnings of the Company’s foreign subsidiaries as such earnings are deemed to be permanently invested.

I)	NEGATIVE GOODWILL

Under Mexican GAAP, the excess of the net book value of identifiable assets acquired over their purchase price, is recorded as “Excess of book value over cost of subsidiaries acquired, net” and is permitted to be amortized over a period of time not to exceed 5 years.

Under U.S. GAAP, the excess of the fair value over the net book value of acquired identifiable assets is allocated to the book value of the non-monetary assets acquired. Once the book value has been reduced to zero, any unallocated amounts are recorded as negative goodwill.

As of December 31, 2001 and 2002, the U.S. GAAP equity adjustment of Ps.565,780 and Ps.845,589, respectively, decrease the net fixed assets in Ps.672,945 and Ps.845,589, respectively, and eliminated the excess of book value over cost for Ps.107,165 as of December 31, 2001.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

20.	DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP (continued)

J)	DERIVATIVE FINANCIAL INSTRUMENTS

Under Mexican GAAP, with the adoption of Bulletin C-2, “Financial Instruments”, effective January 1, 2001, when a company is engaged in hedge activities, the corresponding derivative financial instruments must be valued utilizing the same criteria used for the assets or liabilities that are being hedged. Changes in the fair value of derivatives are recognized in the income statement, net of costs, expenses or earnings from the assets or liabilities being hedged and the gain or loss is recognized when the hedge item is realized.

Under U.S. GAAP, all derivative instruments must be recorded on the balance sheet at fair value. On the date the derivatives contracts are entered into, the Company designates the derivative as either (a) a fair value hedge or (b) a cash flow hedge. For cash-flow hedge transactions, changes in the fair value of the derivative instrument are reported in other comprehensive income. The gains and losses on cash flow hedge transactions that are reported in other comprehensive income are reclassified to earnings in the periods in which earnings are affected by the variability of the cash flows of the hedged item.

At December 31, 2001 the Company had open futures contracts for corn and natural gas at fair values of Ps. 52,080 and Ps. 9,059, respectively, and unrealized losses on such contracts of Ps.845 and Ps.3,317, respectively. The adjustment for these contracts decreases stockholders’ equity as of December 31, 2001 by Ps.4,162. As of December 31, 2002 the effects of theses contracts were not significant and were recognized in income when settled.

At December 31, 2002, the Company realized gains of Ps. 18,009 from cash flow hedges related to corn futures contracts; these gains are deferred and reported in other comprehensive income. The Company expects these deferred gains related to cash flow hedges will be recognized within the next 12 months.

As stated in Note 17-B, the Company entered into two interest rate swap contracts to hedge its long-term debt, which matures in 2007. SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” does not permit synthetic instrument accounting, consequently, for U.S. GAAP purposes, both contracts have been treated as speculative contracts and have been recorded at fair value, with the offsetting changes in their fair value reported in earnings and therefore the impact under U.S. GAAP and Mexican GAAP was similar.

K)	GOODWILL AND INDEFINITE-LIVED INTANGIBLE ASSETS

Under U.S. GAAP, effective January 1, 2002, the Company adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). Under SFAS No. 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed for impairment on an annual basis at the reporting unit level.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

20.	DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP (continued)

Goodwill impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying value, including goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not impaired; however if the carrying value of the reporting unit exceeds its fair value, an additional procedure must be performed. The additional procedure compares the implied fair value of the reporting unit (as defined by SFAS No. 142) with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. The Company estimates fair values based on the discounted cash flows approach. Considerable management judgment is necessary to estimate discounted future cash flows. Assumptions used for these cash flows are consistent with internal forecasts.

Intangible assets that are not subject to amortization shall be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. After an impairment loss is recognized, the adjusted carrying amount of the intangible asset shall be its new accounting basis.

Under Mexican GAAP goodwill continues to be amortized. For U.S. GAAP purposes, the reversal of goodwill amortization under Mexican GAAP increased the balance sheet item “Excess of cost over book value of subsidiaries acquired, net” for an amount of Ps. 98,310 as of December 31, 2002.

Under Mexican GAAP, the amortization of goodwill for the years 2000 and 2001 was recognized as a non-operating expense. Under U.S. GAAP, such item would be included in the determination of operating income. For the years ended December 31, 2000 and 2001, this item amounted to Ps. 16,830 and Ps. 11,598.

Additionally, the Company defined proprietary trademarks as intangible assets with indefinite life. Consequently, under U.S. GAAP, the amortization of this intangible asset ceased, whereas for Mexican GAAP purposes, such amortization continues. The reversal of indefinite-lived intangible assets amortization under Mexican GAAP, increased the balance sheet item “Intangible assets” for an amount of Ps. 3,739 as of December 31, 2002.

The impact of adopting SFAS No. 142 on net income and earnings per share adjusted to exclude amortization expense (net of taxes) related to goodwill and indefinite-lived intangible assets is as follows:

	2000		2001		2002

Net income attributable to common stockholders’ equity	Ps	71,378	Ps	199,862	Ps	309,891
Amortization of goodwill and indefinite-lived intangible assets		132,314		123,209		—
Pro forma net income attributable to common stockholders’ equity	Ps	203,692	Ps	323,071	Ps	309,891

Basic and diluted earnings per share:
Reported earnings per share	Ps	0.16	Ps	0.46	Ps	0.69
Amortization of goodwill and indefinite-lived intangible assets		0.31		0.28		—

Pro forma basic and diluted earnings per share	Ps	0.47	Ps	0.74	Ps	0.69

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power of December 31, 2002, except where otherwise indicated)

20.	DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP (continued)

L)	SUPPLEMENTAL BALANCE SHEET INFORMATION

•	Long-lived assets

The Company evaluates the carrying value of long-lived assets to be held and used, primarily property, plant and equipment and any assets to be disposed of, when events or circumstances suggest that the carrying value may not be recoverable. Any impairment of these assets is included in income of the year, for the difference between the carrying value and the fair market value of long-lived assets to be held and used, and the difference between the carrying value and the fair market value less costs to sell for long-lived assets to be disposed of. As of December 31, 2002 the Company’s management believes there is no impairment in the carrying value of long-lived assets.

•	Securities of related parties:

The investment in common stock of GF Banorte is accounted for under the equity method, because the Company has significant influence over the investee due to its representation on the Board of Directors of GF Banorte and the equity interest of GRUMA’s principal shareholder in GF Banorte. The effect of applying U.S. GAAP adjustments to the equity investment has been included in the Company’s U.S. GAAP reconciliation, and principally result from differences in accounting for loan loss reserves, deferred start-up costs, and deferred income taxes.

Condensed financial information for GF Banorte as of and for the years ended December 31:

	2001		2002

Cash and cash equivalents	Ps.	8,105,293	Ps.	23,525,329
Investment securities		6,851,961		11,986,305
Net loan portfolio		83,629,697		149,121,899
Property, furniture and equipment, net		3,826,221		5,721,597
Total assets		111,290,844		199,520,744
Deposits		79,771,579		143,281,465
Bank and other entity loans – current		7,863,436		26,919,791
Bank and other entity loans – noncurrent		9,197,053		10,641,516
Total liabilities		100,881,781		187,529,879
Majority interest		9,569,644		11,175,462
Minority interest		839,419		815,403

	2000		2001		2002

Interest income	Ps.	28,721,238	Ps.	23,837,690	Ps.	24,317,147
Interest expense		(22,076,445)		(17,070,298)		(15,869,066)
Income from continuing operations		2,065,587		1,984,108		1,965,112
Net income		1,859,891		1,587,888		2,015,863

•	Other current liabilities:

Included within accrued liabilities and other payables as of December 31, 2001 and 2002 are accrued compensation costs (Ps.278,660 and Ps. 288,116 in 2001 and 2002, respectively) and accrued advertising costs (Ps.140,091 and Ps.161,687 in 2001 and 2002, respectively).

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power of December 31, 2002, except where otherwise indicated)

20.	DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP (continued)

•	Other stockholders’ equity:

Included within retained earnings as of December 31, 2001 and 2002 are undistributed earnings of GF Banorte amounting to approximately Ps.1,223,025 and Ps.1,459,648, respectively.

•	Computer software:

Depreciation expense for the years ended December 31, 2000, 2001 and 2002 amounted to Ps.48,709, Ps.67,679 and Ps.74,188 respectively, on capitalized computer software cost.

M)	SUPPLEMENTAL INCOME STATEMENT INFORMATION

•	Advertising costs:

Advertising costs, included in selling, general and administrative expenses, are expensed when the advertising first takes place. Advertising expense was Ps.517,180, Ps.552,525 and Ps.499,057 for the years ended December 31, 2000, 2001 and 2002, respectively. The Company had Ps.7,393 and Ps.2,708 of prepaid advertising costs reported as prepaid expenses as of December 31, 2001 and 2002, respectively.

•	Shipping and handling costs:

During 2000, the Financial Accounting Standards Board’s Emerging Issues Task Force issued EITF 00-10, “Accounting for Shipping and Handling Fees and Costs”. The shipping and handling costs included in selling, general and administrative expenses amounted to Ps. 1,073,197, Ps. 1,032,392 and Ps.1,011,561 for the years ended December 31, 2000, 2001 and 2002.

•	Operating income:

Under U.S. GAAP, certain other income items included in the Mexican GAAP financial statements of the Company, such as software implementation expenses, ESPS, reorganization expenses and amortization of other deferred costs would be included in the determination of operating income. For the years ended December 31, 2000, 2001 and 2002, these items amounted to Ps. 160,102, Ps. 97,512 and Ps. 103,847, respectively.

•	Earnings per share data

For U.S. GAAP purposes, the equity swap transaction that took place in September 2000 is accounted under the Emerging Issue Task Force (“EITF”) Issue No. 98-12 “Application of Issue No. 00-19 to Forward Equity Sales Transactions” which observes that any common shares actually issued and outstanding should be considered in the weighted-average shares calculation, and additionally, the payment of 10.25% over the contractual amount should be treated as a reduction of income available to shareholders. This operation had no effect on the fully diluted earnings per share.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power of December 31, 2002, except where otherwise indicated)

20.	DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP (continued)

•	Consumer and trade sales promotion expenses

In May 2000 and April 2001 the EITF issued EITF No. 00-14, “Accounting for Certain Sales Incentives” and EITF No. 00-25 “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products”, respectively. The Company adopted these standards during 2002 and has classified certain consumer and trade sales promotion expenses, such as coupon redemption costs, cooperative advertising programs, new product introduction fees, feature price discounts and in-store display incentives as a reduction of revenue. Previously, these consumer and trade sales promotional expenses were classified as a component of selling, general and administrative expenses. For the years ended December 31, 2000, 2001 and 2002 these items amounted to Ps. 171,101, Ps. 195,332 and Ps. 146,233, respectively.

N)	SUPPLEMENTAL CASH FLOW INFORMATION

Mexican GAAP Bulletin B-12 issued by the Mexican Institute of Public Accountants specifies the appropriate presentation of the statements of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon the differences between beginning and ending financial statement balances in Mexican pesos of constant purchasing power. Under U.S. GAAP, a statement of cash flow is required, which presents only cash movements and excludes non-cash items.

The following presents a price-level adjusted statement of cash flows, after considering the impact of U.S. GAAP adjustments in conformity with the AICPA SEC Regulations Committees’ International Practice Task Force recommendation.

	Year ended December 31,

	2000		2001		2002

Operating activities:
Net income (loss)	Ps.	71,378	Ps.	199,862	Ps.	309,891
Minority interest		172,472		171,933		190,210

Consolidated income (loss)		243,850		371,795		500,101
Adjustments to reconcile net income to resources provided by operating activities:
Monetary position gain		(250,736)		(184,109)		(161,299)
Depreciation and amortization		1,044,089		1,142,004		1,035,850
Allowance for doubtful accounts		39,646		53,721		34,754
Write-off of idle assets and other intangible assets		111,125		—		—
Account receivable for disposed subsidiaries		—		—		(146,000)
Equity in earnings of associated companies’, less dividends received		(63,852)		(45,885)		(99,678)
Seniority premium		394		7,089		8,948
Gain from shutdown in bread operations		—		(126,412)		—
Deferred income taxes and employees’ statutory profit sharing		(156,596)		229,141		245,906

		967,920		1,447,344		1,418,582

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

20.      DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP (continued)

	Year ended December 31,

	2000	2001	2002

Changes in working capital:
Restricted cash	493	3,992	1,367
Notes and accounts receivable, net	(353,664)	51,743	(564,873)
Inventories	210,228	(37,196)	(298,046)
Prepaid expenses	23,817	14,296	26,751
Trade accounts payable	432,423	(322,137)	354,129
Accrued liabilities and other payable	205,456	77,544	58,667
Income taxes and employees’ statutory profit sharing payable	(30,317)	48,078	(30,643)

	488,436	(163,680)	(452,648)

Net cash provided by operating activities	1,456,356	1,283,664	965,934

Investing activities:
Purchases of property, plant and equipment	(1,143,136)	(699,147)	(699,517)
Sales of property, plant and equipment	30,120	14,200	140,297
Acquisitions of new plants	(135,354)	—	—
Resources received from shutdown of bread operations	—	534,532	—
Deferred assets	(219,044)	(78,620)	(61,060)
Investments in common stock	(61,845)	(2,194)	53,272
Other	(21,137)	(40,759)	25,408

Net cash used in investing activities	(1,550,396)	(271,988)	(541,600)

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

20.      DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP (continued)

Financing activities:
Proceeds from bank loans and long-term debt		3,077,736		2,901,724		1,807,525
Repayment of bank loans and long-term debt		(2,906,619)		(3,176,935)		(2,124,848)
Proceeds from issuance of subsidiaries’ stock		223,431		—		—
Decrease of minority interest		(478,828)		—		—
Net purchases-sales of Company’s common stock		(7,129)		(77,253)		(87,285)
Dividends paid		(24,849)		(276,450)		(94,826)
Other		(58,095)		(86,230)		(61,762)

Net cash provided by (used in) financing activities		(174,353)		(715,144)		(561,196)

Effect of inflation on cash and temporary investments		(61,746)		(16,865)		(12,072)
Net increase (decrease) in cash and temporary investments		(330,139)		279,667		(148,934)
Cash and temporary investments at beginning of year		458,586		128,447		408,114

Cash and temporary investments at end of year	Ps.	128,447	Ps.	408,114	Ps.	259,180

During 2002, the Company had a noncash activity in which it received temporary investments to settle a note receivable for an amount of Ps. 192,151.

Net cash flow from operating activities reflects cash payments and receipts for interest and income taxes as follows:

	Year ended December 31,

	2000		2001		2002

Interest paid	Ps.	849,973	Ps.	703,793	Ps.	524,627
Interest received		148,920		81,787		57,221
Income and asset taxes paid		162,159		148,798		94,958
Interest capitalized		6,381		—		—
Interest incurred		878,162		667,342		566,649

O)	COMPREHENSIVE INCOME

Comprehensive income (loss) is as follows:

	Year ended December 31,

	2000		2001		2002

Net income under U.S. GAAP	Ps.	71,378	Ps.	199,862	Ps.	309,891
Other comprehensive loss, net of taxes:
Deficit from restatement		(773,906)		109,132		(291,803)
Deferred loss on hedge activity		—		(3,447)		21,456
Foreign currency translation adjustments		(203,629)		(590,284)		(249,267)

Comprehensive loss under U.S. GAAP	Ps.	(906,157)	Ps.	(284,737)	Ps.	(209,723)

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

20. DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP (continued)

Foreign currency translation adjustments are presented net of tax benefits of Ps.9,048, Ps.73,480 and Ps.111,904 for the years ended December 31, 2000, 2001 and 2002, respectively.

The components of accumulated other comprehensive loss are as follows as of December 31, 2001 and 2002:

			Deferred
			(loss)
	Foreign currency		gain on
	translation		hedge		Deficit from		Accumulated other
	adjustments		activity		restatement		comprehensive loss

Balance at December 31, 2000	Ps.	1,430,329	Ps.	—	Ps.	(11,688,728)	Ps.	(10,258,399)
Current period changes		(590,284)		(3,447)		109,132		(484,599)

Balance at December 31, 2001		840,045		(3,447)		(11,579,596)		(10,742,998)
Current period changes		(249,267)		21,456		(291,803)		(519,614)

Balance at December 31, 2002	Ps.	590,778	Ps.	18,009	Ps.	(11,871,399)	Ps.	(11,262,612)

P)	VALUATION AND QUALIFYING ACCOUNTS

The valuation and qualifying accounts are as follows:

Allowance for doubtful accounts:

For the year	Balance at		Additions
ended	beginning of		charged to costs				Balance
December 31,	year		and expenses		Deductions		at year-end

2000	Ps.	109,009	Ps.	29,359	Ps.	(4,437)	Ps.	133,931
2001		133,931		53,950		(78,456)		109,425
2002		109,425		34,754		(51,195)		92,984

Q)	RESTATEMENT TO CONSTANT PESOS

The following presents condensed financial information prepared on a U.S. GAAP basis restated to December 31, 2002 constant pesos utilizing the Mexican NCPI. As disclosed in Note 2-D, under Bulletin B-15, the Company restated prior year balances utilizing weighted average restatement factors. The difference in the factors applied to restate prior year information to December 31, 2002 constant pesos utilizing the Mexican NCPI were:

Year	Factor

2000	1.0438
2001	0.9958

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

20.	DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP (continued)

Condensed consolidated balance sheets as of December 31:

	Expressed in Thousands of
	Constant Mexican Pesos
	as of December 31, 2002

	2001		2002

Total current assets	Ps.	5,784,871	Ps.	6,173,409
Property, plant and equipment		12,520,874		12,595,328
Total assets		21,392,732		21,583,948
Short-term debt		364,749		803,368
Long-term debt		6,788,343		6,243,037
Total liabilities		9,937,859		10,355,156
Minority interest		2,578,351		2,649,218
Total stockholders’ equity		8,876,522		8,579,574

Condensed consolidated statements of income for the years ended December 31:

	Expressed in Thousands of
	Constant Mexican Pesos
	as of December 31, 2002

	2000		2001		2002

Net sales	Ps.	19,923,232	Ps.	18,640,602	Ps.	19,028,174
Gross profit		7,108,768		6,755,392		7,038,177
Operating income		815,194		1,214,623		1,429,500
Majority net income (loss)		71,378		199,862		309,891

R)	RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN No. 46”), an interpretation of ARB No. 51, Consolidated Financial Statements”. FIN 46 provides a new framework for identifying variable interest entities (“VIE”) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. FIN No. 46 is effective in 2003. Adoption of this standard is not expected to materially affect the results of operations or financial position of the Company.

Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123,” (“SFAS No. 148”), issued in December 2002, provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” (“SFAS No. 123”) to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results Adoption of this standard is not expected to materially affect the results of operations or financial position of the Company.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except where otherwise indicated)

20. DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP (continued)

FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees,” (“FIN No. 45”) was issued in November 2002. FIN No. 45 requires that a liability be recognized at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. Guarantees, as defined in FIN No. 45, include contracts that contingently require the Company to make payments to a guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of the guaranteed party, performance guarantees, indemnification agreements or indirect guarantees of indebtedness of others. This new accounting is effective for certain guarantees issued or modified after December 31, 2002. Adoption of this standard is not expected to materially affect the results of operations or financial position of the Company.

In July 2002, the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS No. 146”). The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by Emerging Issue Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 replaces Issue No. 94-3. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. SFAS No. 146 is not expected to have any material effect on the Company’s financial statements.

EXHIBIT INDEX

Exhibit No.	Document

1	Our bylaws (estatutos sociales) as amended through April 30, 2002, together with an English translation.*

2(a)(1)	Deposit Agreement, dated as of September 18, 1998, by and among us, Citibank, N.A. as Depositary and the Holders and Beneficial Owners of American Depositary Shares Evidenced by American Depositary Receipts Issued Thereunder (including form of American Depositary Receipt).**

2(b)(1)	Indenture, dated as of October 9, 1997, between us and The Chase Manhattan Bank, as Indenture Trustee representing up to U.S.$250,000,000 of our 7.625% Notes due 2007.***

2(b)(2)	Registration Rights Agreement by and among us, Lehman Brothers Inc., Bear Stearns International Limited, and AFIN Securities International Ltd., dated October 9, 1997.***

2(b)(3)	U.S.$300 million Loan Agreement among us, the Lenders party thereto, Bank of America, N.A., as Administrative Agent, and Banc of America Securities, LLC, as Lead Arranger and Sole Book Manager, dated as of December 18, 2002.

4(a)(1)	Shareholders Agreement by and among us, Roberto González Barrera, Archer Daniels-Midland Company and ADM Bioproducts, S.A. de C.V., dated August 21, 1996. ***

4(a)(2)	Amendment No. 1 to Shareholders Agreement by and among us, Roberto González Barrera, Archer Daniels-Midland Company and ADM Bioproducts, S.A. de C.V., dated September 13, 1996.*

4(a)(3)	Amendment No. 2 to Shareholders Agreement by and among us, Roberto González Barrera, Archer Daniels-Midland Company and ADM Bioproducts, S.A. de C.V., dated August 18, 1999.*

4(a)(4)	Asset Contribution Agreement among Gruma Corporation, Gruma Holding, Inc., ADM Milling Co., Valley Holding, Inc., GRUMA-ADM, and Azteca Milling, L.P., dated as of August 21, 1996.***

4(a)(5)	Investment Agreement by and between us and Archer-Daniels-Midland Company, dated as of August 21, 1996. ***

7	Statement of Computation of Ratio of Earnings to Fixed Charges (Mexican GAAP and U.S. GAAP).

8	List of Principal Subsidiaries.

12(a)(1)	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as enacted by Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2003.

12(a)(2)	Certification of Chief Corporate Officer Pursuant to 18 U.S.C. Section 1350, as enacted by Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2003.

*	Previously filed in Annual Report on Form 20-F (File No. 1-14852), originally filed with the SEC on July 1, 2002. Incorporated herein by reference.

**	Previously filed in Registration Statement on Form F-6 (File No. 333-9282), originally filed with the SEC on August 13, 1998. Incorporated herein by reference.

***	Previously filed in Registration Statement on Form F-4 (File No. 333-8266), originally filed with the SEC on January 28, 1998. Incorporated herein by reference.