Form 20-F
period 2003-12-31
GRUMA SA DE CV
filed 2004-06-30
CIK 1053947

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from      to

Commission File Number: 1-14852

GRUMA, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

N/A	United Mexican States
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Calzada del Valle, Ote. 407 Colonia del Valle San Pedro Garza García, Nuevo León 66220, México
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of exchange on which registered:
Series B Common Shares, without par value	New York Stock Exchange*
American Depositary Shares, each	New York Stock Exchange
representing four Series B Common
Shares, without par value

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
7.625% Notes due 2007

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
450,133,443 Series B Common Shares, without par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐	Item 18 ☒

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

This Annual Report contains our audited consolidated financial statements as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003.  The financial statements have been audited by PricewaterhouseCoopers, independent registered public accounting firm.

We publish our financial statements in pesos and prepare our consolidated financial statements in accordance with accounting principles generally accepted in Mexico, commonly referred to as “Mexican GAAP.” Mexican GAAP differs in certain significant respects from accounting principles generally accepted in the United States of America, commonly referred to as “U.S. GAAP.”  See Note 20 to our audited consolidated financial statements for information relating to the nature and effect of such differences and for a quantitative reconciliation of our consolidated net income and stockholders’ equity to U.S. GAAP.

As the Mexican economy has experienced significant levels of inflation in the past, we are required under Mexican GAAP to recognize the effects of inflation in our financial statements.  Under Bulletin B-10, issued by the Mexican Institute of Public Accountants, we are required to present our financial information in inflation-adjusted monetary units to allow for more accurate comparisons of financial line items over time and to mitigate the distortive effects of inflation on our financial statements.  Unless otherwise indicated, all financial information in this Annual Report has been restated in pesos of constant purchasing power as of December 31, 2003.

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

For the purposes of the quantitative reconciliation to U.S. GAAP, we have restated the data as of December 31, 2002 and for years ended December 31, 2001 and 2002 in pesos of constant purchasing power as of December 31, 2003 using the Mexican National Consumer Price Index, or NCPI, rather than the international restatement factor in Bulletin B-15.  For a more detailed discussion of Mexican GAAP inflation accounting methodologies, see “Item 5.  Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Results of Operations—Overview of Accounting Presentation.”

MARKET SHARE AND OTHER INFORMATION

The information contained in this Annual Report regarding market share and market position of corn flour, tortillas and wheat flour in Mexico, Venezuela, Central America and the United States is presented for the twelve-month period ended December 31, 2003.  Market share and market position information for Mexico and Central America is based primarily on our own estimates and internal analysis.  Market share and market position information for Venezuela is based on data provided by Information Resource Inc.  Market and market position information for the United States is based on data from the Tortilla Industry Association as well as our own estimates and internal analysis.  While we believe our internal research and estimates are reliable, they have not been verified by any independent source and we cannot assure you as to their accuracy.

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

ITEM 2.                                                     Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3.                                                     Key Information.

SELECTED FINANCIAL DATA

The following tables present our selected consolidated financial data as of and for each of the years indicated.  The data as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 are derived from and should be read together with our financial statements included herein and “Item 5.  Operating and Financial Review and Prospects.”

Our consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States of America.  Note 20 to the consolidated financial statements provides information relating to the nature and effect of such differences, as they relate to us, and provides a reconciliation to U.S. GAAP of majority net income and total stockholders’ equity.

Pursuant to Mexican GAAP, the consolidated financial statements and the selected consolidated financial data set forth below restate the components of stockholders’ equity using the NCPI factors and record gains and losses in purchasing power from holding monetary assets or liabilities.  Under Mexican GAAP, non-monetary assets, with the exception of inventories and fixed assets of non-Mexican origin, are restated using the NCPI factors.  Inventories are restated at current replacement costs while fixed assets of foreign origin are restated by the inflation rate of the country of origin prior to translation to pesos at the period-end exchange rate.  Mexican GAAP also requires restatement of all financial statements to pesos of constant purchasing power as of the date of the most recent balance sheet presented, and accordingly all data in the consolidated financial statements and in the selected consolidated financial data set forth below have been restated in pesos of constant purchasing power as of December 31, 2003.  The effects of inflation accounting under Mexican GAAP, other than for the use of a specific index for the restatement of fixed assets of foreign origin, have not been reversed in the reconciliation to U.S. GAAP.  See Note 20 to our consolidated financial statements.

	1999		2000		2001		2002		2003
	(thousands of Mexican pesos of constant purchasing power as of December 31, 2003, except per share amounts)
Income Statement Data:
Mexican GAAP:
Net sales	Ps.	19,385,050	Ps.	20,945,280	Ps.	20,573,402	Ps.	20,660,420	Ps.	23,041,522
Cost of sales	(12,769.034)		(13,353,234)		(12,973,861)		(12,921,388)		(14,671,572)
Gross profit	6,616,016		7,592,046		7,599,541		7,739,032		8,369,950
Selling, general and administrative expenses	(6,168,418)		(6,655,986)		(6,538,275)		(6,131,105)		(6,621,626)
Operating income	447,598		936,060		1,061,266		1,607,927		1,748,324
Net comprehensive financing income (cost):
Interest expense	(765,274)		(908,699)		(728,899)		(610,566)		(531,858)
Interest income	176,369		169,070		101,179		62,147		64,680
Monetary position gain (loss), net	242,304		255,010		195,606		173,407		188,073
Foreign exchange gain (loss), net	99,299		(66,363)		108,722		(283,483)		(181,667)
Total net comprehensive financing income (cost)	(247,302)		(550,982)		(323,392)		(658,495)		(460,722)
Other (expenses) income, net	(198,812)		41,225		75,486		129,860		(175,018)
Income before income tax and Other items	1,484		426,303		813,360		1,079,292		1,112,534
Income tax (current and deferred)	(311,113)		(24,769)		(299,925)		(604,726)		(675,977)
Employees’ statutory profit sharing (current and deferred)	(2,553)		512		(14,128)		(13,941)		4,698
Other items(1)	91,861		73,383		69,628		174,573		235,151
Minority interest	(129,919)		(207,420)		(207,861)		(211,536)		(183,432)
Majority net income (loss)	(350,240)		268,009		361,074		423,662		492,974
Per share data:
Majority net income (loss) per share(2)	(0.93)		0.62		0.83		0.95		1.11
U.S. GAAP:
Net sales	19,358,766		20,712,433		19,381,846		19,784,829		22,840,798
Operating (loss) income	(124,328)		847,598		1,262,922		1,486,344		1,778,014
Net (loss) income	(599,460)		74,217		207,810		322,214		589,050
Per share data:
Net (loss) income per share(2)	(1.59)		0.17		0.48		0.72		1.32

	1999	2000	2001	2002	2003
	(thousands of Mexican pesos of constant purchasing power as of December 31, 2003, except capital stock and operating data)
Balance Sheet Data (at period end):
Mexican GAAP:
Property, plant and equipment, net	14,199,991	14,435,382	13,711,059	13,557,299	13,029,626
Total assets	26,012,985	25,015,399	23,800,322	23,859,382	23,381,682
Short-term debt(3)	378,204	1,471,029	386,813	851,815	499,329
Long-term debt(3)	8,278,994	6,717,772	7,208,740	6,522,038	5,980,269
Total liabilities	11,283,518	11,470,704	10,783,990	10,893,809	10,456,869
Excess of book value over cost of subsidiaries acquired, net	354,611	419,538	116,554
Capital stock	14,068,384	14,009,792	14,017,795	13,804,346	14,122,966
Total stockholders’ equity(4)	14,374,856	13,125,157	12,899,778	12,965,573	12,924,813
U.S. GAAP:
Total assets	25,541,855	24,202,192	22,243,520	22,442,234	22,869,349
Long-term debt	8,600,294	6,937,006	7,058,314	6,491,291	6,163,582
Capital stock	14,068,849	13,811,135	13,819,160	13,804,346	14,122,966
Total stockholders’ equity	10,557,319	9,605,730	9,229,541	8,920,409	9,243,180

Other Financial Information:
Mexican GAAP:
Capital expenditures	3,021,416	1,719,956	750,684	1,003,996	767,776
Depreciation and amortization	1,140,966	861,685	900,855	1,063,336	1,142,941
Resources provided by (used in):
Operating activities	420,101	1,827,946	1,675,374	1,557,527	1,334,301
Financing activities	3,155,137	(662,101)	(1,073,564)	(872,449)	(1,054,733)
Investing activities	(3,526,707)	(1,498,534)	(294,082)	(640,381)	(396,632)
U.S. GAAP:
Depreciation and amortization	1,210,562	1,085,591	1,187,382	1,077,077	1,033,576
Net cash provided by (used in):
Operating activities	296,765	1,514,244	1,334,669	1,004,378	1,184,816
Investing activities	(3,843,343)	(1,612,022)	(282,795)	(563,156)	(251,790)
Financing activities	3,647,154	(181,284)	(743,561)	(583,532)	(839,708)

Operating Data:
Sales volume (thousands of tons):
Gruma Corporation (corn flour and tortillas)(5)	799	836	856	899	979
GIMSA (corn flour)	1,547	1,507	1,436	1,386	1,395
Venezuelan Operations (corn flour, wheat flour and other products)	221	455	458	454	518
Molinera de México (wheat flour)	318	480	489	536	575
Gruma Centroamérica (corn flour and other products)(5)	129	137	140	139	144
PRODISA (tortillas and bread)	30	29	28	15	21
Production capacity (thousands of tons):
Gruma Corporation (corn flour and tortillas)	1,312	1,329	1,335	1,346	1,394
GIMSA (corn flour)(6)	2,345	2,345	2,345	2,345	2,345
Venezuelan Operations (corn flour, wheat flour and other products)(7)	789	780	792	792	792
Molinera de México (wheat flour)	697	717	717	717	717
Gruma Centroamérica (corn flour and other products)	163	172	181	217	217
PRODISA (tortillas and bread)	73	81	42	42	42
Number of employees	16,513	17,208	15,585	14,887	15,104

(1)                                  Other items include extraordinary items, equity in earnings of associated companies and gain from sale of subsidiaries and associated companies’ common stock.

(2)                                  Based upon weighted average of outstanding shares of our common stock (in thousands), giving retroactive effect to the stock dividend declared in April 1999, as follows:  377,456 shares for the year ended December 31, 1999; 435,515 shares for the year ended December 31, 2000; 433,235 shares for the year ended December 31, 2001; 446,202 for the year ended December 31, 2002; and 445,098 shares for the year ended December 31, 2003;.

(3)                                  Short-term debt consists of bank loans and the current portion of long-term debt.  Long-term debt consists of debentures and bank loans.

(4)                                  Total stockholders’ equity includes minority interests as follows:  Ps.3,182 million at December 31, 1999; Ps.2,799 million at December 31, 2000; Ps.2,708 million at December 31, 2001;  Ps.2,785 million at December 31, 2002; and Ps.2,862 million at December 31, 2003.

(5)                                  Net of intercompany transactions.

(6)                                  Includes 300,000 tons of temporarily idled production capacity.

(7)                                  Includes 83,309 tons of temporarily idled production capacity.

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

Pursuant to Mexican law and our bylaws, the declaration, amount and payment of dividends are determined by a majority vote of the holders of the outstanding shares represented at a duly convened shareholders’ meeting.  The amount of any future dividend would depend on, among other things, operating results, financial condition, cash requirements, losses for prior fiscal years, future prospects, the extent to which debt obligations impose restrictions on dividends and other factors deemed relevant by the board of directors and the shareholders.

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

In April 1999, we issued 5,882,717 series B shares in connection with the capitalization of retained earnings of approximately Ps.141 million.  In that year we issued a stock dividend of one series B share for each 60 outstanding series B shares.  We did not pay dividends in 2000, 2001 or 2002.  We paid dividends of Ps.294 million in 2003 and Ps.315 million (nominal terms) in 2004.

EXCHANGE RATE INFORMATION

Mexico has had a free market for foreign exchange since 1991.  Prior to December 1994, the Mexican central bank (Banco de México) kept the peso-U.S. dollar exchange rate within a range prescribed by the government through intervention in the foreign exchange market.  In December 1994, the government suspended intervention by Banco de México and allowed the peso to float freely against the U.S. dollar.  The peso declined sharply in December 1994 and continued to fall under conditions of high volatility in 1995.  In 1996 and most of 1997, the peso fell more slowly and was less volatile.  In the last quarter of 1997 and for much of 1998, the foreign exchange markets were volatile as a result of financial crises in Asia and Russia and financial turmoil in countries including Brazil and Venezuela.  The peso declined during this period, but was relatively stable in 1999, 2000 and 2001.  In late 2001 and early 2002, the Mexican peso appreciated considerably against the U.S. dollar and, more strongly, against other foreign currencies.  From the second quarter of 2002 and until the end of 2003, the Mexican peso depreciated in value.  To date in 2004, the foreign exchange markets have been volatile due to international developments, including events in Argentina and Venezuela as well as the war in the Middle East and the weaker U.S. dollar.  There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar.  The rates have not been restated in constant currency units.

Noon Buying Rate (Ps. Per U.S.$ )
Year	High (1)	Low (1)	Average (2)	Period End
1999	Ps.	10.6000	Ps.	9.2430	Ps.	9.5630	Ps.	9.4800
2000	10.0870	9.1825	9.4716	9.6180
2001	9.9720	8.9460	9.3255	9.1560
2002	10.4250	9.0005	9.7458	10.4250
2003	Ps.	11.4063	Ps.	10.1130	Ps.	10.8460	Ps.	11.2420
2004 (through June 18)	11.6350	10.8050	11.2355	11.3400

December 2003	11.4063	11.1725	11.2510	11.2420
January 2004	11.0973	10.8050	10.9200	11.0120
February 2004	11.2450	10.9095	11.0320	11.0620
March 2004	11.2290	10.9180	11.0190	11.1830
April 2004	11.4315	11.1570	11.2700	11.4020
May 2004	11.6350	11.3815	11.5200	11.4140
June 2004(3)	11.4885	11.3400	11.3970	11.3400

(1)                                  Rates shown are the actual low and high, on a day-by-day basis for each period.
(2)                                  Average of month-end rates.
(3)                                  Through June 18, 2004.

On June 18, 2004, the noon buying rate for pesos was Ps.11.34 to U.S.$1.00.

RISK FACTORS

Risks Relating to Mexico

Our Business Operations Could Be Affected by Economic Conditions in Mexico

We are a Mexican company with a significant portion of our consolidated assets located in Mexico and 35% of our consolidated net sales derived from our Mexican operations.  As a result, Mexican economic conditions could impact our sales and profitability.

In December 1994, Mexico experienced an economic crisis characterized by exchange rate instability and significant devaluation of the peso, increased inflation, high domestic interest rates, a substantial outflow of capital, negative economic growth, reduced consumer purchasing power and high unemployment.  In addition, the financial crises in 1998 and early 1999 in Asia, Russia and Latin America resulted in instability in the foreign exchange markets and international financial markets.  These events resulted in limited liquidity for the Mexican government and for local corporations as well as an increase in interest rates in Mexico.  The recent economic and financial crises in Argentina and recent civil and political unrest in Venezuela could produce similar results.  See “—Adverse Developments in Other Emerging Market Countries May Affect Mexico or the Price of Our Securities.”  Although the Mexican economy declined by 0.3% in 2001, the Mexican economy grew by 0.9% in 2002, by 1.3% in 2003 and by 3.7% in the first quarter of 2004.

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

On December 1, 2000, Vicente Fox of the Partido Acción Nacional (National Action Party, or PAN) was inaugurated as president of Mexico, ending more than 70 years of presidential rule by the Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI).  Neither the PRI nor the PAN succeeded in securing a majority in the Congress or Senate.  In elections held in July 2003 the PAN lost additional seats in the Congress and state governorships.  The resulting gridlock has impeded the process of reform in Mexico which may adversely affect economic conditions in Mexico or our business and results of operations.  During 2004, there will be elections for governors in ten of 32 states and for local legislatures in 14 states.

In the case of our sales of corn flour, governmental policies have affected us negatively and may continue to do so.  The elimination of the tortilla subsidy for consumers, coupled with the government’s decision to close Compañía Nacional de Subsistencias Populares, or CONASUPO, which resulted in the sale of its corn reserves at below market prices, reduced sales and hurt profits in 1999.  The Mexican government issues corn import permits to corn purchasers typically based upon the availability of domestic corn, which contributes to the stability of domestic corn prices.  However, in the past, in election years, the Mexican government has increased the number of corn import permits, which has driven down the price of domestic corn, which had the effect of reducing sales of corn flour.  We currently depend on corn import permits to ensure an adequate supply of corn in non-corn producing regions of the country.  We cannot assure you that the Mexican government will not take actions that could adversely affect us.  See “Item 5.  Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Financial Condition and Results of Operations—Effects of Deregulation of the Mexican Tortilla and Corn Flour Industry.”

The level of environmental regulation and enforcement in Mexico has increased in the past.  The Comisión Nacional del Agua (“Water National Commission” or “CNA”), has brought enforcement proceedings against us for water discharges from five of our facilities in Mexico.  While we are vigorously defending this action, we cannot assure you that we will succeed or that further actions of this type will not be brought against us.  We expect the trend toward greater environmental regulation and enforcement to continue and to be accelerated by international agreements between Mexico and the United States.  The promulgation of new environmental regulations or higher levels of enforcement may adversely affect us.  See “Item 8.  Financial Information—Legal Proceedings”.

Devaluations of the Mexican Peso Affect our Financial Performance

As of December 31, 2003, 99% of our debt obligations were denominated in U.S. dollars.  However, we generate 48% of our revenues in U.S. dollars which in 2003 represented 173% of our then outstanding debt obligations.  While the dollar revenues we earn may act as a natural hedge for part of our dollar-denominated debt obligations, we have not entered into derivative contracts to hedge our foreign currency risk.  Therefore, we remain exposed to foreign exchange risks that could affect our ability to meet our obligations and result in foreign exchange losses on our dollar-denominated obligations.

The peso depreciation of 1994 to 1996 resulted in an aggregate net foreign exchange loss of Ps.314 million over this three-year period.  We posted net foreign exchange gains of Ps.109 million in 2001, net foreign exchange losses of Ps.283 million in 2002 and net foreign exchange losses of Ps.182 million in 2003.  Any significant decrease in the value of the peso relative to the U.S. dollar in the near term may have an adverse effect on our liquidity and on our ability to meet our dollar-denominated debt obligations.

High Levels of Inflation and High Interest Rates in Mexico Could Adversely Affect the Business Climate in Mexico and our Financial Condition and Results of Operations

Mexico has experienced high levels of inflation in the past.  The annual rate of inflation, as measured by changes in the National Consumer Price Index, was 4.40% for 2001, 5.70% for 2002 and 3.98% for 2003.  From January through May 2004, the inflation rate was 1.46%.  On June 18, 2004, the 28-day CETES rate was 6.54%.  While the substantial part of our debt is dollar-denominated at this time, high interest rates in Mexico may adversely affect the business climate in Mexico generally and our financing costs in the future and thus our financial condition and results of operations.

Developments in Other Countries Could Adversely Affect the Mexican Economy, the Market Value of Our Securities and Our Results of Operations

The Mexican economy may be, to varying degrees, affected by economic and market conditions in other countries.  Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers.  In recent years, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States.  Therefore, adverse economic conditions in the United States could have a significant adverse effect on the Mexican economy.  In addition, in the past, economic crises in Asia, Russia, Brazil, Argentina and other emerging market countries adversely affected the Mexican economy.

We cannot assure you that the events in other emerging market countries, in the United States or elsewhere will not adversely affect our business, financial condition and results of operations.

You May Be Unable to Enforce Judgments Against Us in Mexican Courts

We are a Mexican corporation (sociedad anónima de capital variable).  Most of our directors and executive officers are residents of Mexico, and a significant portion of the assets of our directors and executive officers, and a significant portion of our assets, are located in Mexico.  You may experience difficulty in effecting service of process upon our company or our directors and executive officers in the United States, or, more generally, outside of Mexico and in enforcing civil judgments of non-Mexican courts in Mexico, including judgments predicated on civil liability under U.S. federal securities laws, against us, or our directors and executive officers.  We have been advised by our General Counsel, that there is doubt as to the enforceability in original actions in Mexican courts of liabilities predicated solely on the U.S. federal securities laws.

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

Risks Relating to Our Company

The Presence of Genetically Altered Corn and Wheat in Our Products May Have a Negative Impact on Our Sales, Profits or Stock Price

As we do not grow our own corn or wheat, we are required to buy these items from various producers in the United States, Mexico and elsewhere.  Although we only buy corn and wheat from farmers and grain elevators who agree to supply us with approved varieties of grain and we have developed a protocol to test and monitor our grain for certain strains of bacteria and chemicals that have not been approved for human consumption, we may unwittingly buy genetically modified corn and wheat that is not approved for human consumption.  This may result in costly recalls and subject us to lawsuits.

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

Claims Related to the Alleged Presence of StarLinkTM Yellow Corn in Cornmeal Sold May Have a Significant Effect on Our Profitability

In October 2000, two of our U.S. subsidiaries initiated a voluntary recall of all yellow corn products, replacing them with products made from white corn because of the possibility that the yellow corn products may have contained StarLinkTM, a protein not approved for human consumption in the United States.  Because of this, for a time we sold only products made from white corn in the U.S., which is more expensive than yellow corn.

Since that date we have been sued by various parties alleging damages due to the alleged presence of this protein.  We cannot assure you that we will not be subject to additional suits regarding this matter or similar matters in the future.  However, this risk has been reduced by our implementation of a stringent testing protocol, our agreement with a third party to indemnify us for consumer claims alleging the presence of StarLinkTM yellow corn, and the Cry9C protein, in our products and the Environmental Protection Agency’s promulgation of the “Plant Incorporated Protectant Rule,” or PIP Rule, which states that the detection of DNA tracks of the Cry9C protein in products will no longer provide, by itself, a basis for government intervention.  See “Item 8.  Financial Information—Legal Proceedings.”

Downgrades of Our Debt May Increase Our Financing Costs or Otherwise Adversely Effect Us or Our Stock Price

We are currently rated BBB- by Standard & Poor’s and Ba2 by Moody’s.  These ratings represent an improvement since 1999 when Standard & Poor’s lowered its rating of our notes.  Any downgrade or changes in outlook could cause our costs with respect to new debt to increase which could ultimately affect our stock price.

Fluctuations in the Cost and Availability of Corn and, to a Lesser Extent, Wheat May Affect Our Financial Performance

Our financial performance may be effected by the price and availability of corn and, to a lesser extent, wheat and wheat flour as each raw material represented 28%, 15% and 5% of our cost of sales in 2003, respectively.  Mexican and world markets have experienced periods of over-supply and shortage of corn and wheat, some of which have caused adverse effects on our results of operations.  Because of this volatility, we may not always be able to pass along our increased costs to our customers in the form of price increases.  We cannot always predict whether or when shortages or over-supply of corn and wheat will occur.  In addition, as described above, future Mexican or other governmental actions could affect the price and availability of corn and wheat.  Any adverse developments in domestic and international corn and wheat markets could have a material adverse effect upon our business, financial condition, results of operations and prospects.

We Have Suffered Losses at PRODISA, Our Mexican Packaged Tortilla Operations

We have suffered operating losses at PRODISA, our packaged tortilla operations in Mexico, amounting to Ps.237 million in 2001, Ps.79 million in 2002 and Ps.57 million in 2003.  PRODISA’s operating losses in 2001 resulted primarily from the operation of the bread business which was discontinued in November 2001.  While PRODISA’s Operating losses have decreased in 2002 and 2003, we cannot assure you that this trend will continue.

Risks Related to Venezuela

Venezuela Presents Significant Economic Uncertainty and Political Risk, Which May in the Future Have an Adverse Impact on Our Operations and Financial Performance

Our operations in Venezuela accounted for approximately 15% of our net sales in 2003.  The current president, Hugo Chávez, was elected in December 1998.  The new constitution, brought into force in December 1999, required new elections, which were held on July 20, 2000.  Chávez was re-elected for a six-year term.  His election, as a candidate of the Movimiento Quinta República, or MRV, represents a radical disenfranchisement of the Venezuelan population from traditional political parties.  Subsequent congressional elections failed to result in the MRV gaining decisive control of the legislative body.  Therefore, it is difficult and premature to determine the nature of new policies this administration will continue to adopt.  Our financial condition and results of operations may be adversely affected by such policies.

In recent years, political instability and civil unrest have plagued Venezuela.  The severe civil and political unrest in Venezuela presents a risk to our business that we cannot control and that cannot be accurately measured or estimated.  As a result of the nation-wide general strike that began in early December 2002, our Venezuelan Operations temporarily suspended operations for an average of 14 days.  In response to such strike and in an effort to shore up the economy and control inflation, Venezuelan authorities imposed foreign exchange and price controls in early 2003.  Foreign exchange controls could limit our ability to convert bolívars (the Venezuelan currency) into other currencies and transfer funds out of Venezuela.  On February 6, 2003, the Venezuelan government set a single fixed exchange rate for the bolívar against the U.S. dollar of 1,600.00 bolívars to U.S.$1.00. Thereafter, on February 2004, the Venezuelan government set a new single fixed exchange rate for the bolívar against the U.S. dollar of 1,920.00 bolívars to U.S.$1.00. In addition, in February 11, 2003, the Venezuelan government established price controls on products such as corn flour and wheat flour.  Our financial condition and results of operations could be adversely affected due to the fact that (i) a portion of our sales are denominated in bolívars, (ii) our Venezuelan Operations produce products that are subject to price controls and (iii) we may have difficulties repatriating dividends from our Venezuelan Operations and importing some of our raw material requirements because of the foreign exchange controls.

Risks Related to the United States

We May Be Unable to Maintain Our U.S. Profit Margin in the Face of a Consolidated Retail Environment

Net sales in the U.S. constituted 48% of our total sales in 2003.  As the retail grocery trade continues to consolidate and our retail customers grow larger and become more sophisticated, our retail customers demand lower pricing and increased promotional programs.  There is a risk that we will not be able to maintain our U.S. profit margin in this environment.

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

We Have Significant Transactions With Affiliates That Could Create Potential Conflicts of Interest

We have obtained loans from a subsidiary of Grupo Financiero Banorte, S.A. de C.V., a financial institution in which we own 10.9% of its capital stock.  We purchase some of our inventory ingredients from our shareholder and associate Archer-Daniels-Midland Company, or Archer-Daniels-Midland.  During 2001, 2002 and 2003, we purchased U.S.$90 million, U.S.$84 million and U.S. $111 million, respectively, from Archer-Daniels-Midland.  Transactions with affiliates may create the potential for conflicts of interest.  See “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

Our Controlling Shareholder Exerts Substantial Control Over Our Company

As of April 30, 2004, Roberto González Barrera controlled directly or indirectly approximately 52.6% of our outstanding shares.  Consequently, Mr. González Barrera has the power to elect the majority of our directors and to determine the outcome of most actions requiring approval of our stockholders.  The interests of Mr. González Barrera may differ from those of our other shareholders.  Mr. González Barrera’s holdings are described under “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders.”

Mr. González Barrera has pledged part of his shares in our company to secure some of his borrowings.  If there is a default and the lenders enforce their rights against any or all of these shares, Mr. González Barrera could lose control over us and a change of control could result.  In addition, this could trigger a default in one of our credit agreements and have a material adverse effect upon our business, financial condition, results of operations and prospects.  For more information about this pledge, see “Item 7.  Major Shareholders and Related Party Transactions.”

Archer-Daniels-Midland, Our Strategic Partner, Has Influence Over Some Corporate Decisions; Our Relationship With Archer-Daniels-Midland Could Become Adverse and Hurt Our Performance

Archer-Daniels-Midland owns, directly or indirectly, approximately 29.1% of our outstanding shares.  However, a portion of such interest is held through a Mexican corporation jointly owned with Mr. González Barrera, who has the sole authority to determine how those shares are voted.  Thus, Archer-Daniels-Midland only has the right to vote 24.1% of our outstanding shares.  In addition, Archer-Daniels-Midland has the right to nominate two of the 14 members of our board of directors and their corresponding alternates.  Subject to certain requirements under

Mexican law, Archer-Daniels-Midland may also:  initiate civil lawsuits against members of the board of directors, members of the audit committee, and statutory auditors for breach of duty; appoint a statutory auditor; judicially oppose resolutions adopted at shareholder meetings; request the deferral of any vote regarding an issue about which it does not believe it has been sufficiently informed.  As a result, Archer-Daniels-Midland may influence the outcome of actions requiring the approval of our shareholders or our board of directors.  Mr. González Barrera and Archer-Daniels-Midland have also granted each other rights of first refusal in respect of their shares in our company, subject to specified conditions.

Archer-Daniels-Midland owns, directly or indirectly, approximately 29.1% of our outstanding shares and an interest of 5.0% in Molinos Nacionales, C.A., or MONACA, 40.0% in Molinera de México, S.A. de C.V., or Molinera de México, and 20.0% in Azteca Milling, L.P., or Azteca Milling.  These subsidiaries account for 38.0% of our revenue.  Although we own a majority ownership interest in these subsidiaries, in each of Azteca Milling and Molinera de México we are required to obtain the consent and cooperation of Archer-Daniels-Midland with respect to certain matters in order to increase our capital expenditures and to implement and expand upon our business strategies.

We cannot assure you that our relationships with Archer-Daniels-Midland will be harmonious and successful.  Disagreements with Archer-Daniels-Midland could affect the execution of our strategy and, as a result, we may be placed at a competitive disadvantage.

Our Antitakeover Protections May Deter Potential Acquirors

Certain provisions of our bylaws could make it substantially more difficult for a third party to acquire control of us.  These provisions in our bylaws may discourage certain types of transactions involving the acquisition of our securities.  These provisions could discourage transactions in which our shareholders might otherwise receive a premium for their shares over the then current market price.  Holders of our securities who acquire shares in violation of these provisions will not be able to vote, or receive dividends, distributions or other rights in respect of, these securities and would be obligated to pay us a penalty.  For a description of these provisions, see “Additional Information—Bylaws—Antitakeover Protections.”

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

Our focus has been and continues to be the efficient and profitable expansion of our core business—corn flour, tortilla, and wheat flour production.  We pioneered the dry corn flour method of tortilla production, which offers several advantages over the centuries-old traditional wet dough method.  These advantages include higher production yields, reduced production costs, more uniform quality and longer shelf life.  The corn flour method of production offers significant opportunities for growth.  Using our technology and know-how, we hope to encourage tortilla and tortilla chip producers in Mexico, Central America and the United States to convert to the corn flour method of tortilla and tortilla chip production.  Additionally, we hope to increase the presence of our other core businesses, including packaged tortillas in the United States, Mexico, Central America and Europe and wheat flour in Mexico and Venezuela.

The following table sets forth our revenues by geographic market for years ended December 31, 2001, 2002 and 2003.

	Year ended December 31,
	2001		2002	2003
	(in millions of Pesos of constant purchasing power as of December 31, 2003)
United States (includes
European operations)	Ps.	9,806	Ps.9,986	Ps.	11,217
Mexico		7,089	6,880		7,357
Venezuela		2,416	2,676		3,357
Central America		1,262	1,118		1,111
Total	Ps.	20,573	Ps.20,660	Ps.	23,042

History and Developmental Highlights

Gruma, S.A. de C.V. is a corporation (sociedad anónima de capital variable) registered in Monterrey, Mexico under the Ley General de Sociedades Mercantiles, or the Mexican Companies Law on December 24, 1971 with a corporate life of 99 years.  Our full legal name is Gruma, S.A. de C.V., but we are also known by our commercial names: Gruma and Maseca.  The address of our principal executive office is Calzada del Valle Ote. 407, Colonia del Valle, San Pedro Garza García, Nuevo León, 66220 México and our telephone number is (52) 81-8-3-99-33-00.  Our legal domicile is Monterrey, Nuevo León, México.

We were founded in 1949, when Roberto González Barrera, the Chairman of our board of directors and Chief Executive Officer, started producing and selling corn flour in Northeastern Mexico as an alternative ingredient in producing tortillas.  For more than 55 years, we have revolutionized the manner and the scale in which tortilla and other corn products are produced within Mexico and other countries.

Prior to our founding, all corn tortillas were made using a rudimentary process.  The principal ingredient in tortillas is corn dough, which can be prepared in one of two ways: by the traditional method in which a batch of corn is boiled in a limestone solution, following which the wet cooked corn is milled into corn dough, or by using dry corn flour that can be made into dough by adding water (the “corn flour method”).  We believe that the preparation of tortillas using the corn flour method presents major advantages, including greater efficiency and higher quality, which make tortillas consistent and readily available.

The corn flour process has been a significant impetus for growth, resulting in expanding corn flour and tortilla production and sales throughout Mexico, the United States, Central America, Venezuela and Europe.  In addition, we have diversified our product mix to include wheat flour in Mexico and Venezuela.

The following are some significant historical highlights:

In 1949, we founded GIMSA, which is engaged principally in the production, distribution and sale of corn flour in Mexico.  GIMSA’s corn flour is used mainly in the preparation of tortillas and other related products.  GIMSA pioneered the dry corn flour method of producing tortillas, which results in greater efficiency and product consistency in contrast to the centuries-old wet corn dough method.  We are now the largest corn flour producer in Mexico, with a corn flour market share of approximately 71% in 2003.  We estimate that our corn flour is used in 36% of the corn tortillas consumed in Mexico.

In 1972, we entered the Central American market with our first operation in Costa Rica.  Today, we produce and sell corn flour in Costa Rica, Guatemala, Honduras and El Salvador, and export corn flour to Nicaragua.  To a lesser extent, we now produce in Central America tortillas and snacks and also cultivate and sell hearts of palm and process and sell rice.

In 1977, we entered the U.S. market.  Our operations have grown to include products such as tortillas, corn flour and other tortilla related products.  We are one of the largest producers and distributors of corn flour and packaged tortillas in the United States.

In 1993, we entered the Venezuelan corn flour market through an investment in DEMASECA, a Venezuelan corporation producing corn flour.  We increased our beneficial ownership in 1998 to 50%.  In August 1999, with the acquisition of MONACA, the second largest corn flour and wheat flour producer in Venezuela at the time, we significantly strengthened our presence in the Venezuelan market.  In 2003, we continued to be the second largest corn flour and wheat flour producer in that country.

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

From 1997 through 2000, we initiated a significant plant expansion program.  During this period, we acquired MONACA in Venezuela (as described above) and several wheat flour plants in Mexico.  We also expanded two existing corn flour plants and built a bread plant in Mexico.  We acquired two existing tortilla plants and built three tortilla plants in the United States.  We also expanded a corn flour plant in Honduras, built a corn flour plant in El Salvador and built a frozen bread plant in Costa Rica.  We also completed construction of a tortilla plant in Coventry, England.

From 2001 to 2003, as a result of our comprehensive review of our business portfolio and our focus on our core business, we discontinued our bread operations in Mexico, Central America and the United States.  In November 2001, we sold our bread business in Central America and the bread manufacturing equipment of our Mexican operations.  In 2002, we sold certain assets of our bread operations in the United States.  We rationalized our capital expenditures and most of them were oriented to capacity expansions and technology upgrades in our U.S. operations, where we have experiences significant growth.

Subsidiaries

We are a holding company and conduct our operations through subsidiaries.  The table below sets forth our principal subsidiaries.

Name of Company	Principal Markets	Jurisdiction of Incorporation	Percentage Owned(1)	Products/ Services

Mexican Operations

Grupo Industrial Maseca, S.A. de C.V. (“GIMSA”)	Mexico	Mexico	83%	Corn flour

Molinera de México, S.A. de C.V. (“Molinera de México”)	Mexico	Mexico	60	Wheat flour

Productos y Distribuidora Azteca, S.A. de C.V. (“PRODISA”)	Mexico	Mexico	100	Packaged tortillas, Other related products

U.S. and European Operations

Gruma Corporation	United States Europe	Nevada	100	Packaged tortillas, Other tortilla related products

Azteca Milling(2)	United States	Texas	80	Corn flour

Central American Operation

Gruma Centroamerica, LLC.	Costa Rica, Honduras, Guatemala, El Salvador, Nicaragua	Nevada	100	Corn flour, Packaged tortillas, Snacks, Hearts of Palm, Rice
Venezuelan Operations(3)
Molinos Nacionales, C.A. (“MONACA”)	Venezuela	Venezuela	95	Corn flour, Wheat flour, Other products
Derivados de Maíz Seleccionado, C.A. (“DEMASECA”)	Venezuela	Venezuela	50	Corn flour

Other Subsidiaries

Investigación de Tecnología Avanzada, S.A. de C.V. (“INTASA”)	Mexico	Mexico	100%	Construction, Technology and Equipment operations

(1)                                  Percentage of equity capital owned by us directly or indirectly through subsidiaries.

(2)                                  A limited partnership between Gruma Corporation (80%) and Archer-Daniels-Midland (20%).

(3)                                  Together these subsidiaries are referred to as “our Venezuelan Operations” or “Venezuela operations.”

Our subsidiaries accounted for the following percentages and amount of our net sales in millions of pesos of constant purchasing power as of December 31, 2003 for the years ended December 31, 2001, 2002 and 2003.

	Year ended December 31,
	2001			2002			2003
	In Millions of Pesos		Percentage of Net Sales	In Millions of Pesos		Percentage of Net Sales	In Millions of Pesos		Percentage of Net Sales
Gruma Corporation	Ps.	9,724	47%	Ps.	9,986	48%	Ps.	11,217	49%
GIMSA	5,143		25	4,952		24	5,201		23
Venezuelan Operations	2,394		12	2,676		13	3,357		14
Molinera de México	1,609		8	1,789		9	1,992		8
Gruma Centroamérica	1,262		6	1,118		5	1,111		5
PRODISA	417		2	194		1	243		1
Others (and eliminations)	24		0	(55)		0	(79)		0

Association with Archer-Daniels-Midland

We entered into an association with Archer-Daniels-Midland in September 1996.  Archer-Daniels-Midland is one of the world’s largest corn refiners, oil seed processors and flour millers and produces, processes, transports and exports agricultural products worldwide.  Through our partnership we have improved our position in the U.S. corn flour market and gained an immediate presence in the Mexican wheat flour market.

As a result of this association, we received 80% ownership of Gruma Corporation and Archer-Daniels-Midland’s combined U.S. corn flour operations and 60% of Archer-Daniels-Midland’s Mexican wheat milling operations.  We also gained exclusive rights from Archer-Daniels-Midland in specified corn flour and wheat flour markets.  In return, Archer-Daniels-Midland received approximately 22% of our total outstanding shares, and 20% ownership of our combined U.S. corn flour operations.  Archer-Daniels-Midland also obtained the right to designate two of the 14 members of our board of directors and their corresponding alternates.  We and Archer-Daniels-Midland, exclusively through our jointly-owned enterprises, produce and distribute wheat flour in Mexico and corn flour in the United States.  Currently, Archer-Daniels-Midland owns, directly or indirectly, approximately 29.1% of our outstanding shares.  See “Item 3.  Key Information—Risk Factors—Risks Relating to Our Controlling Shareholders and Capital Structure—Archer-Daniels-Midland, Our Strategic Partner, Has Influence Over Some Corporate Decisions.”

Strategy

Our strategy for growth is to focus on our core business—the manufacturing of tortillas, corn flour and wheat flour—and to capitalize upon our leading positions in the corn flour and tortilla industries.  Our strategy includes the following key elements:

Encourage Transition from Traditional Cooked-Corn Method to Corn Flour Method:  We pioneered the dry corn flour method of tortilla production, which offers several advantages over the centuries-old traditional wet dough method.  We continue to view the transition from the traditional method to the corn flour method of making tortillas and tortilla chips as the primary opportunity for increased corn flour sales.  We will continue to encourage this transition through improving customer service, advertising and promoting our MASECA® brand corn flour, as well as leveraging off of our manufacturing capacity and distribution networks in Mexico, the United States, Central America and Venezuela.

Expand in the Growing Retail and Food Service Tortilla Markets in the United States and Elsewhere:  We believe that the size and growth of the U.S. retail and food service tortilla markets offer significant opportunities for expansion.  We also believe new markets in other countries offer us significant opportunities.

Continue the Process of Establishing Gruma Corporation’s MISSION® Tortilla Brand as the First National

Tortilla Brand:  We intend to achieve this by increasing our efforts at building brand name recognition and by further expanding and utilizing Gruma Corporation’s distribution network, first in our existing markets, where we believe there is potential for further growth, and second, in markets where Gruma Corporation currently does not have a significant presence but where we believe strong demand for tortillas already exists.

Improve Operating Efficiencies: We have cost and expense reduction opportunities in our administrative areas that should allow us to continue improving margins and cash flow in the mid-term.  One of the ways in which we are accomplishing this is by implementing shared services within our operations in order to achieve greater efficiencies through synergies in information technology, accounting, cash management and supply chain management systems.  We expect that these efforts will enable us to achieve significant savings and greater profitability.  We also intend to continue our research and development efforts in order to further improve the efficiency of our proprietary corn flour and tortilla production technology, which we believe provides us a significant advantage over our competitors.

Capitalize on Our Existing Infrastructure: We intend to pursue a profitable growth strategy and capitalize on existing infrastructure and continue our drive to improve operational efficiencies.  We anticipate that additional production capacity will be provided primarily by adding new corn flour and tortilla production lines at some of our existing facilities, especially in the United States.  We expect to incur a substantial portion of our capital expenditures in 2004 for manufacturing upgrades.

Continually Improve Service to Customers and Consumers: We are working to develop customer relationships by ensuring that our customer-service and sales representatives develop an intimate knowledge of their clients’ business and by working with clients to help them improve their products, services, and sales to their consumers.  We work to constantly improve service to consumers, raise consumer awareness of our products, and keep fully informed of our consumers’ preferences.

U.S. and European Operations

Overview

We conduct our United States and European operations principally through our subsidiary Gruma Corporation, which manufactures and distributes corn flour, packaged tortillas and related products.  Gruma Corporation commenced operations in the United States in 1977, initially developing a presence in certain major tortilla consumption markets by acquiring small tortilla manufacturers and converting their production processes from the traditional “wet corn dough” method to our dry corn flour method.  Eventually, we began to build our own state-of-the-art tortilla plants in certain major tortilla consumption markets.  We have vertically integrated our operations by (1) building corn flour and tortilla manufacturing facilities in the United States, (2) establishing corn purchasing operations, (3) launching marketing and advertising campaigns to develop brand name recognition, (4) expanding distribution networks for corn flour and tortilla products, and (5) using our technology to design and build proprietary tortilla manufacturing machinery for use in our U.S. and European operations.

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

Principal Products.  Mission Foods manufactures and distributes packaged corn and wheat tortillas and related products (which include tortilla chips) under the MISSION® and GUERRERO® brand names in the United

States, as well as other minor regional brands.  By continuing to build MISSION® into a strong national brand and GUERRERO® into a strong Hispanic focused brand, Mission Foods expects to increase market penetration, brand awareness and profitability.  Azteca Milling manufactures and distributes corn flour in the United States under the MASECA® brand.

Sales and Marketing.  Mission Foods serves both retail and food service customers.  Retail customers, which represent most of our business, include supermarkets, mass merchandisers and smaller independent stores, while food service customers include major chain restaurants, food service distributors, schools, hospitals and the military.  Mission Foods is a major supplier of tortillas to Taco Bell, the largest Mexican food restaurant chain in the United States.  For a discussion of litigation involving Taco Bell and other purchasers, see “Item 8.  Financial Information—Legal Proceedings.”

In the tortilla market, Mission Foods’ current marketing strategy is to increase market penetration by increasing consumer awareness of tortilla products in general, to expand into new markets and to focus on product innovation and consumer and customer needs.  Mission Foods promotes its products primarily through cooperative advertising programs with supermarkets as well as radio and television advertising, targeting both Hispanic and non-Hispanic populations.  We believe these efforts have contributed to greater consumer awareness.  Mission Foods also targets food service companies and works with restaurants, institutions and distributors to address their individual needs and provide them with a full line of products.  Mission Foods continuously attempts to identify new customers and markets for its tortillas and related products in the United States and Europe.

Azteca Milling distributes approximately 37% of the corn flour it produces to Mission Foods’ plants throughout the United States and Europe.  Azteca Milling’s third-party customers consist largely of other tortilla manufacturers, snack food producers, and retail customers.  Azteca Milling sells corn flour in various quantities, ranging from four-pound retail packages to bulk railcar loads.

We anticipate continued growth in the U.S. market for corn flour, tortillas, and related products.  In dollar terms, Gruma Corporation’s net sales have increased at a compounded annual rate of 7% between 1999 and 2003.  We believe that the growing consumption of Mexican-style foods by non-Hispanics in the United States and Europe will continue to increase demand for tortillas and tortilla related products.  Growth in recent years in the corn flour market is attributable to this increase of corn tortilla and tortilla chip consumption in the U.S. market as well as the conversion of tortilla and tortilla chip producers from the wet dough process to our dry corn flour method and the increase of Hispanic population.

Competition and Market Share.  The increase in tortilla and tortilla chip consumption translated into a U.S. tortilla market of approximately U.S.$4.2 billion in total sales in 2003 and a U.S. tortilla chip market of approximately U.S.$1.0 billion in total sales in 2002 (excluding sales by businesses that produce only tortilla chips, which businesses also compete with Mission Foods), according to the Tortilla Industry Association.  The tortilla market is highly fragmented, regional in nature and extremely competitive.  Mission Foods’ main competitors are hundreds of tortilla producers, who manufacture locally or regionally and tend to be sole proprietorships.  In addition, a few large companies have tortilla manufacturing divisions that compete with Mission Foods.  These companies include Tyson, Bimbo, Harvest States and Casa de Oro.  We believe Mission Foods was one of the leading manufacturers and distributors of packaged tortillas and related products throughout the United States and Europe in 2003.

Azteca Milling’s main competitor is by far the traditional method (cooked-corn method).  Competitors within the corn flour milling industry include independent milling operations as well as corn flour milling divisions of large companies, such as Cargill and Minsa.  Azteca Milling competes with other corn flour manufacturers in the United States primarily on the basis of superior quality, technical support, customer service and brand recognition.  We believe Azteca Milling was one of the leading producers of corn flour in the United States in 2003.

Operation and Capital Expenditures.  Annual production capacity for Azteca Milling and Mission Foods is estimated at 1,394,000 tons, with an average utilization of 85% in 2003.  On average, the size of our plants measured in square meters is approximately 9,800 as of June 15, 2004.  Capital expenditures for the past three years were U.S.$128 million, mostly for expansion of existing facilities and purchase of additional production equipment.  Gruma Corporation’s capital expenditures for 2004 will be primarily used for capacity expansions and also for certain manufacturing and technology upgrades.  The expansion of the corn flour business includes one new production unit at the plant located in Evansville, Indian.  The project began in June 2004 and is expected to be completed by May 2005.  The expected additional production capacity will be approximately 63,000 tons, or 9.0% of the existing corn flour capacity of Azteca Milling.  These budgeted capital expenditures do not include any potential acquisition.

Mission Foods produces its packaged tortillas and other related products at 13 manufacturing facilities located primarily in large population centers in the western and southwestern United States and one plant in Coventry, England.  All of Mission Foods’ plants in the United States are graded by the American Institute of Baking.  Mission Foods’ tortilla plant in England is graded by the British Retail Consortium.

Azteca Milling produces corn flour at six plants located in Amarillo, Edinburg and Plainview, Texas; Evansville, Indiana; Henderson, Kentucky; and Madera, California.  All plants are located within important corn growing areas.  Due to Azteca Milling’s manufacturing practices and processes, we are the only corn milling company to achieve ISO 9002 certification as well as certification by the American Institute of Baking.  As of April 2004, Azteca Milling has four mills that are ISO 9002 certified while two mills are in the process of obtaining certification.

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

Mexican Operations

Overview

Our largest business in Mexico is the manufacture and sale of corn flour, which we conduct through our subsidiary GIMSA.  Through our association with Archer-Daniels-Midland, we have also entered the wheat milling business in Mexico.  In addition, PRODISA engages in the manufacturing and distribution of packaged tortillas and other related products.  Our other subsidiaries conduct research and development regarding corn flour and tortilla manufacturing equipment, produce machinery for corn flour and tortilla production and construct our corn flour manufacturing facilities.

GIMSA—Corn Flour Operation

Principal Products.  GIMSA produces, distributes and sells corn flour in Mexico, which is then used in the preparation of tortillas and other related products.  In 2003, GIMSA had net sales of Ps.5,201 million.  GIMSA is the largest corn flour producer in Mexico, with a corn flour market share of approximately 71% in 2003.  GIMSA estimates that its corn flour is used in 36% of the corn tortillas consumed in Mexico.  It sells corn flour in Mexico under the brand name MASECA®.  MASECA® flour is a ready-mixed corn flour that becomes a dough when water is added.  This corn dough can then be pressed to an appropriate thickness, cut to shape and cooked to produce tortillas and similar food products.

GIMSA produces over 40 varieties of corn flour for the manufacture of different food products.  It sells corn flour to tortilla and tortilla chip manufacturers as well as in the retail market.  GIMSA’s principal corn flour product is a standard fine-textured, white flour used to manufacture tortillas.

Sales and Marketing.  GIMSA sells packaged corn flour in 20-kilogram sacks in the trade market, principally to thousands of tortilla manufacturers, and one-kilogram packages in the retail market.

The following table sets forth GIMSA’s sales volumes of corn flour in Mexico for the periods indicated.

	Year Ended December 31,
	2001		2002		2003
	Tons	%	Tons	%	Tons	%
Trade	1,217,197	85	1,179,186	85	1,190,597	85
Retail	219,033	15	206,344	15	204,730	15
	1,436,230	100	1,385,530	100	1,395,327	100

GIMSA’s customer base is comprised primarily of small tortilla producers, or tortillerías, which purchase corn flour in 20 kg sacks and produce tortillas on their premises, which are then sold locally.  Retail sales are channeled to two distinct markets: urban centers and rural areas.  Sales to urban consumers are made mostly through supermarket chains that use their own distribution networks to distribute MASECA® flour or through wholesalers who sell the product to smaller grocery stores throughout Mexico.  Sales to rural consumers are made principally through the Mexican government’s social and distribution program Distribuidora Conasupo, S.A., or DICONSA, which consists of a network of small government-owned stores and which supplies rural areas with basic food products.  GIMSA’s sales representatives are mainly concerned with promoting the dry corn flour method to tortilla producers.  Mexico’s tortilla industry is highly fragmented, consisting mostly of tortillerías, some of which continue to utilize, in our opinion, the relatively inefficient wet corn dough method of tortilla production.  We estimate that the traditional wet corn dough method accounts for approximately 49% of all tortillas produced in Mexico.  Tortilla producers that do not utilize corn flour buy the wet dough from dough producers or buy and mill their own corn and produce tortillas themselves.

This traditional method is a rudimentary practice requiring more energy, time and labor since it involves cooking the corn in water and with lime, milling the cooked corn, creating and shaping the dough, and then making tortillas from that dough.  We pioneered the dry corn flour method in which we mill the raw corn in our facilities into corn flour.  Tortilla producers and consumers may then simply add water to transform the flour into tortilla dough.  We believe the preparation of tortillas using the dry corn flour method possesses several advantages over the traditional method.  Our internal studies show that the dry corn flour method consumes less water, electricity, fuel and labor.  We estimate that one kilogram of corn processed through the corn flour method yields more tortillas on average than a similar amount of corn processed using the traditional method.  Corn flour is also transported more easily than wet corn dough and has a shelf life of approximately three months, compared with one or two days for wet corn dough.  The market for wet corn dough is limited due to the perishable nature of the product, restricting sales of most wet corn dough producers to their immediate geographic areas.  Additionally, the corn flour’s longer shelf life makes it easier for consumers in rural areas to produce their own tortillas, as tortillerías are relatively scarce.

We strongly believe in the superiority of our dry corn flour method and, thus also, believe that we have substantial opportunities for growth by encouraging a transition to our method.  Corn flour is primarily used to produce corn tortillas, a principal staple of the Mexican diet.  In fact, in 2003, corn flour for tortilla manufacturing accounted for approximately 94% of our total corn flour sales volume in Mexico, with the balance being used for the manufacture of tortilla chips.  The tortilla industry is one of the largest industries in Mexico as tortillas constitute the single largest component of Mexico’s food industry.  However, there is still reluctance to abandon traditional practice, particularly in central and southern Mexico because corn dough producers and/or tortilla producers using the traditional method incur lower expenses by working in an underground economy. Additionally, most of the time they are not required to comply with environmental regulations, which also represent savings for them.  To the extent regulations in Mexico improve and we and our competitors are on the same footing, we expect to benefit from these developments.

GIMSA has embarked on several programs to promote corn flour sales to tortilla producers and consumers.  GIMSA offers incentives to potential customers, such as small independent tortillerías, to convert to the corn flour method from the traditional wet corn dough method.  The incentives GIMSA offers include new, easy to use equipment designed specifically for small-volume users, financing, and individualized training.  For example, in order to assist traditional tortilla producers in making the transition to corn flour, GIMSA also sells specially designed mixers made by Tecnomaíz, S.A. de C.V., or Tecnomaíz, one of our research and development subsidiaries.  For more information about our research and development department, see “—Miscellaneous—INTASA—Technology and Equipment Operations.”  These incentives are expected to help GIMSA tap into a significant potential market.  GIMSA also helps its tortillería customers to improve sales by directing consumer promotions to heighten the desirability of their products and increase consumption, which, in turn, should increase corn flour sales.  These efforts to improve sales include prime time advertising on television as well as radio, magazine and billboard advertising.  In 2004, we intend to have GIMSA’s specialized sales teams continue their efforts to provide better and more individualized service to different types of customers.

GIMSA has also developed the “in-store tortillería” concept, which involves the on-site manufacture and sale of tortillas in supermarkets using MASECA® brand corn flour and machinery supplied by our technology and equipment operations.  Through this promotion, GIMSA seeks to increase consumer exposure to, and acceptance of, tortillas made with corn flour.  As of December 31, 2003, 67% of supermarkets throughout Mexico hosted GIMSA’s “in-store tortillerías.”

During 2003, our main initiatives were focused on developing a successful business model for our customers to increase the consumption of corn-flour based products generally and our products specifically.  Some examples of these initiatives were:

•                  helping our customers to develop new higher margin products such as tortilla chips, taco shells and enchilada tortillas, reflecting current consumption trends;

•                  helping our customers develop new profitable distribution schemes to increase their market penetration and sales; and

•                  developing tailored marketing promotions to increase consumption in certain customer segments.

At the end of 2003, we started a national marketing campaign to emphasize the benefits and nutritional value of tortillas made with 100% MASECA® corn flour.  This campaign will target both consumption of tortillas made by our customers and consumption of our retail corn flour packages sold directly to consumers by repositioning the use of corn flour not only for making tortillas but for a wide variety of foods which are part of the Mexican diet.

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

Competition and Market Share.  GIMSA faces competition on three levels—from other corn flour producers, from sellers of wet corn dough and from the many tortillerías that produce their own wet corn dough on their premises.  Our estimates indicate that 49% of tortilla producers continue to use the traditional wet corn dough method.

GIMSA’s biggest challenge in increasing market share is the prevalence of the traditional method (cooked-corn method).  In the corn flour industry, GIMSA’s principal competitors are Grupo Minsa, S.A. de C.V., previously known as Maíz Industrializado Conasupo, S.A. de C.V., or MICONSA, and regional corn flour producers.  We estimate that our market share of corn flour sales in Mexico during 2003 was approximately 71%.  We compete against other corn flour manufacturers on the basis of quality, brand recognition, technology, customer service and nationwide coverage.  We believe that GIMSA has certain competitive advantages resulting from its proprietary technology, greater economies of scale and broad geographic coverage, which may afford it opportunities to more effectively source raw materials and reduce transportation costs.

Operations and Capital Expenditures.  GIMSA currently owns 18 corn flour mills, all of which are located throughout Mexico, typically within corn growing regions and those of large tortilla consumption.  One of the plants (Chalco) is temporarily closed.  The Chalco plant has been inactive since October 1999.  GIMSA has temporarily shifted production to other plants to achieve savings in overhead costs.  We intend to reopen the Chalco plant in the fourth quarter of 2004.  Due to the maintenance program we put in place in the Chalco plant since its closing, we currently estimate that the reopening costs of the Chalco plant will not be significant, and we plan to start production with an estimated 40,000 tons per year.  The Zamora plant has been inactive since July 2000 and its real estate assets are available for sale.

As a result of construction and expansion of our plants, we increased our installed corn flour manufacturing capacity from approximately 1.0 million tons per year as of January 1, 1990 to 2.3 million tons per year as of December 31, 2003.  Most of this construction and expansion took place between 1992 and 1995.  On average, the size of our plants measured in square meters is approximately 15,000 as of June 15, 2004.  In recent years, GIMSA’s capital expenditures for plants were primarily used to update technology and corn flour production process.  We spent U.S.$0.4 million, U.S.$2.9 million and U.S.$7.2 million for these purposes in 2001, 2002 and 2003, respectively.  Although no assurances can be given as to future levels of capital expenditures, during the first quarter of 2004, we spent U.S.$0.6 million on investments in fixed assets of GIMSA, and currently project total investments in fixed assets during 2004 of approximately U.S.$7.6 million, which will be used primarily for upgrading production equipment, acquisition of transportation equipment and information technology upgrades.

We believe we have the most extensive nationwide corn purchasing and corn flour distribution capabilities (supported by our warehouses and distribution centers) of any corn flour producer in Mexico, providing us with a significant competitive advantage.  To enhance our presence in particular geographic areas, we have transferred a minority interest in certain subsidiaries to local investors, unions and development agencies.  Pursuant to an agreement between GIMSA and Investigación de Tecnología Avanzada, or INTASA, our wholly-owned subsidiary, INTASA provides technical assistance to each of GIMSA’s operating subsidiaries for which each pays to INTASA a fee equal to 0.5% of its consolidated net sales.  Each of GIMSA’s corn flour facilities uses proprietary technology developed by our technology and equipment operations.  For more information about our in-house technology and design initiatives, see “—Miscellaneous—INTASA—Technology and Equipment Operations.”

Raw Materials.  Corn is the principal raw material required for the production of corn flour, and constituted approximately 69% of GIMSA’s cost of sales for 2003.  We purchase corn primarily from Mexican growers and grain elevators, or if domestic supply proves insufficient, from world markets at international prices under import permits granted by the Mexican government.  Our domestic corn purchases are made on a spot basis pursuant to short-term contractual arrangements, which are generally in the form of oral agreements entered into at the beginning of the harvest.  Compañía Nacional Almacenadora, S.A. de C.V., a subsidiary of GIMSA, contracts for and purchases the corn, and also monitors, selects, handles and ships the corn.

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

Traditionally, domestic corn prices in Mexico tend to be higher than those abroad, but do follow trends in the international market.  During most periods, the price at which GIMSA purchases corn depends on the international corn market.  As a result, corn prices are sometimes unstable and volatile.  In certain periods in the past, however, these fluctuations have been significantly affected by government regulations and policies.  The Mexican government’s decision to discontinue the subsidy program for tortilla consumers in 1999 and to increase corn imports and support for corn growers in 1999 and 2000, resulted in drastic decreases in corn prices.  In 1998, the average cost for GIMSA’s corn purchases in Mexico and abroad were approximately Ps.2,503 per ton compared to Ps.1,350 per ton in 2001.  In 2002, corn prices generally remained stable through October but increased to approximately Ps.1,612 per ton beginning in November, reflecting an international trend.  However, the average cost of our corn purchases in 2002 was Ps.1,346 per ton.  In 2003, the average cost of our corn purchases increased to Ps.1,518 per ton.  For more information regarding the government’s effect on corn prices, see “Item 5.  Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Financial Condition and Results of Operations—Effects of Deregulation of the Mexican Tortilla and Corn Flour Industry.”

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

Molinera de México—Wheat Flour Operation

Principal Products.  In 1996, we entered the wheat milling market in Mexico by acquiring a 60% ownership interest in Archer-Daniels-Midland’s wheat flour operation, Molinera de México.  Molinera’s main product is wheat flour, although it also sells wheat bran and other byproducts.  Our wheat flour brands are REPOSADA®, PODEROSA® and SELECTA®, among others.

Sales and Marketing.  In 2003, approximately 92% of Molinera’s wheat flour production was sold in the trade market and 8% was sold for the retail segment.  Most of the bulk sales are made to thousands of bakeries and, to a lesser extent, to cookie and pasta manufacturers.  Most of the one-kilogram package sales are made to large supermarkets and wholesalers throughout Mexico.  Through wholesalers, our products are distributed to small grocery stores.  Molinera’s sales are seasonal in that higher sales volumes are achieved in the fourth and first quarters during the winter, when, we believe, per capita consumption of wheat-based products, especially bread and cookies, increases due in part to the celebration of holidays that take place during these quarters.

Our marketing strategy depends on the type of customer and region.  Overall, our aim is to offer products according to customers’ specifications as well as technical support.  We are trying to increase our market share in bakeries by offering products with consistent quality.  In the retail segment we target small grocery stores through wholesalers, and supermarkets through centralized and national level negotiations.  We are focusing on improving customer service, continuing to increase our distribution of products to supermarkets’ in-store bakeries, and developing new types of pre-mixed flours for the supermarket in-store bakery segment.  We provide direct delivery to supermarkets, supermarkets’ in-store bakeries, wholesalers, industrial customers and some large bakeries.  Most small bakeries and small grocery stores are served by wholesalers.

Competition and Market Share.  We are one of Mexico’s largest wheat flour producers, with a market share in 2003 of approximately 16% of a total estimated wheat flour market of U.S.$950 million.  Molinera de México competes with many small wheat flour producers.  We believe the wheat flour industry is highly fragmented and estimate that there are about 94 participants.  Our main competitors are Munsa, Trimex, Tablex, La Espiga and Elizondo.

Operations and Capital Expenditures.  At the time we acquired our interest in Molinera, the operation consisted of two production facilities having an aggregate estimated annual production capacity of 157,000 tons.  From September 1997 through January 2000, we increased our production capacity by 357% from 157,000 to 717,000 tons through acquisitions of wheat flour mills and companies operating in the wheat flour and related products market.  Today we own and operate nine wheat flour plants, in one of which we hold only a 40% ownership interest.  The facilities’ average extent of utilization is estimated at 80% for 2003.  On average, the size of our plants measured in square meters is on approximately 12,800 as of June 15, 2004.

Capital expenditures from 2001 through 2003 amounted to U.S.$13 million.  Molinera de México’s capital expenditures in 2004 will be used for capacity expansions at one plant and technology upgrades.

Raw Materials.  Wheat is the principal raw material required for the production of wheat flour.  Molinera de México purchases approximately 20% of its wheat from Mexican growers, and 80% from world markets.  Molinera de México purchases from local farmers, farmers associations and trading companies.  In the case of domestic wheat, purchases are made pursuant to short-term oral arrangements, the terms of which are negotiated at the time of execution.  These arrangements are usually made approximately two months in advance of the beginning of the harvest.  In the case of imported wheat, which we import from the United States and Canada through several trading companies, purchases are made based on short-term requirements, with the aim of maintaining low levels of inventories.

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

Sales and Marketing.  In 1994, we entered the packaged tortilla business in Mexico because we perceived a great potential for growth in this market.  In late 1996 and early 1997, we decided to focus our efforts initially in the northeastern region of Mexico and in the state of Baja California.  PRODISA’s sales volume during 2003 was 20,652 tons, of which approximately 58% was for small grocery stores, 26% was for supermarkets, 7% was for convenience stores, and 9% was for exports to Gruma Corporation.

In 2003, PRODISA achieved 34% sales volume growth compared to 2002 as a result of the introduction of warm corn tortillas and the expansion of PRODISA’s product line to include different types of flour tortillas based on regional consumer preferences.

Competition and Market Share.  In the tortilla industry, PRODISA competes against thousands of tortilla manufacturers.  We believe PRODISA had a 1% market share of the total tortilla industry, inclusive of packaged and non-packaged tortillas, in Mexico, and approximately 40% of the packaged tortilla markets in the regions where we had a presence in 2003.

Operation and Capital Expenditures.  We currently operate two tortilla plants, which have a combined annual production capacity of 42,000 tons as of December 31, 2003, and average extent of utilization of 49%.  On average, the size of our plants measured in square meters is approximately 1,500 as of June 15, 2004.

Capital expenditures for the past three years were U.S.$4 million.  We expect that our capital expenditures in 2004 will be focused on manufacturing, distribution and information technology equipment.

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

Central American Operations

Overview

In 1972, we entered the Costa Rican market.  Our operations since then have expanded into Guatemala, Honduras, El Salvador, and Nicaragua.

Gruma Centroamérica

Principal Products.  Gruma Centroamérica produces corn flour, and to a lesser extent tortillas and snacks.  We also cultivate and sell hearts of palm and process and sell rice.  We are the largest corn flour producer in the region.  We sell corn flour in Costa Rica under the MASECA®, TORTIMASA® and MASARICA® brands.  In Costa Rica, we sell packaged tortillas under the TORTI RICA® brand.  We operate a Costa Rican snack operation which manufactures tortilla chips, potato chips and similar products under the TOSTY® brand.  Hearts of palm are exported to numerous European countries as well as the United States and Canada.  In November 2001, as part of our strategy to improve profitability and build on our core competencies, we sold our Central American bread business.

Sales and Marketing.  The largest portion, 108,570 tons or 75%, of Gruma Centroamérica’s sales volume in 2003 derived from the sale of corn flour.

Gruma Centroamérica sells bulk and retail corn flour.  Bulk corn flour is sold predominantly to small tortilla manufacturers through direct delivery and wholesalers.  Supermarkets make up the customer base for retail corn flour.  Bulk sales volume represented 68% and retail sales represented 32% of Gruma Centroamérica’s corn flour sales volume during 2003.  Typically, corn flour sales volume is lower during the second quarter of the year due to higher availability and lower prices of corn.

The total potential corn flour market in Central America is estimated at U.S.$460 million.  We believe that there is significant potential for growth in Central America as corn flour is used in only 25% of all tortilla production; the majority of tortilla manufacturers use the wet dough method.

Competition and Market Share.  We estimate that Gruma Centroamérica’s corn flour sales constituted approximately 70% of total corn flour sales in Central America in 2003 and that our corn flour is used in 17% of the corn tortillas consumed in Central America.  In Costa Rica we estimate we had 87% of the packaged tortilla market, 31% of the snack market and 4% of the rice market in 2003.

Our main competitor is the traditional method (cooked-corn method).  Within the corn flour industry, our main competitors are Minsa, Del Comal and Instamasa.

Operations and Capital Expenditures.  We have in corn flour production an installed capacity of 175,000 tons, with an average utilization of 62% during 2003.  Total annual production capacity, including other products, represents 217,000 tons as of December 31, 2003 and total average extent of utilization was approximately 66% during 2003.  Throughout the region we operate four corn flour plants in Costa Rica, Honduras, Guatemala and El Salvador.  In Costa Rica, we also have one plant producing packaged tortillas, one plant producing snacks, one plant processing hearts of palm and one plant processing rice.  In Nicaragua we have one small tortilla plant.  On average, the size of our plants measured in square meters is approximately 3,800 as of June 15, 2004.

In 2001, we expanded our corn flour capacity in El Salvador, which increased overall corn flour capacity in El Salvador by 26% by the beginning of 2002.  During 2002 and 2003, most of our capital expenditures were oriented to technical upgrades, the construction of a tortilla plant, a distribution center and administrative offices in Costa Rica.  Total capital expenditures for the past three years was approximately U.S.$14.7 million.  Capital expenditures for 2004 will be mostly oriented to manufacturing upgrades.

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

Venezuelan Operations

Overview

In 1998, we increased to 50% our beneficial ownership in DEMASECA, our corn flour operation in Venezuela at that time.  Local investors own the remaining 50% interest.  In August 1999, we acquired DAMCA International Corporation, a Delaware corporation which owned 100% of MONACA, Venezuela’s second largest corn and wheat flour producer at that time, for approximately U.S.$99 million.  Thereafter, we sold 5% of MONACA to Archer-Daniels-Midland for approximately U.S.$4.8 million.  We believe this acquisition enhanced our existing grain-based products business in Venezuela.  DEMASECA and MONACA are collectively referred to as our “Venezuelan Operations.”

In recent years, Venezuela has experienced considerable volatility and depreciation of its currency, high interest rates, political instability and declining asset values.  In 2003, in response to the general strike and in an effort to shore up the economy and control inflation, the Venezuelan authorities imposed foreign exchange and price controls.  Further economic stagnation is expected to result as a consequence of these market distortions.  These developments have had and may continue to have an adverse effect on us.

DEMASECA and MONACA

Principal Products.  Our Venezuelan Operations produce and distribute corn flour as well as wheat flour, rice, oats and other products.  We sell corn flour under the brand names JUANA®, TIA BERTA® and DECASA®.  We sell wheat flour under the ROBIN HOOD® and POLAR® brand, rice under the MONICA® brand and oats under the LASSIE® brand.

Sales and Marketing.  In 2003, combined consumption of corn flour, wheat flour and other grain-based products, such as rice and oats, in Venezuela totaled 1.5 million tons, representing an estimated U.S.$730 million per year.  Venezuelans use corn flour to produce and consume arepas, which are made at home or in restaurants for personal consumption rather than manufactured by specialty shops or other large manufacturers for sale and profit.  In 2003, we sold corn flour only in the retail market in one and two kilogram bags, respectively,  to independent distributors, supermarkets and wholesalers.  We sell wheat flour to both industrial customers and retailers, distributing in 45 kilogram bags and in one kilogram bags, respectively.  Sales to industrial customers like bakeries made up 80% of our total wheat flour sales volume in 2003.  The remaining 20% of sales in 2003 were in the retail market, which refers to independent distributors, supermarkets and wholesalers.  Sales fluctuate seasonally as demand for flour-based products is lower during those months when most schools are closed for vacation.  In addition, sales are higher in November as customers build inventory to satisfy increased demand during the holiday season in December.

Competition and Market Share.  With the MONACA acquisition, we significantly increased our share of the corn flour market and entered the wheat flour market.  In 2003, we had 35% of the corn flour market and 28% of the wheat flour market.  As of December 31, 2003, we are the second largest corn flour and wheat flour producer and the third largest food producer in Venezuela.  During 2003, sales volumes for our Venezuelan Operations were 267,662 tons of corn flour, 206,917 tons of wheat flour and approximately 43,863 tons of other products.

In corn flour, our main competitor is Grupo Polar, C.A., which holds approximately 56% of the market in 2003.  In wheat flour, our principal competitor is Cargill, which we believe held approximately 38% of the market in 2003.

Operation and Capital Expenditures.  We operate six corn flour plants four wheat flour plants and three more plants that produce for rice and oats in Venezuela with a total annual production capacity of 792,000 tons as of December 31, 2003 and an average extent of utilization of approximately 65% during 2003.  However, one corn flour plant, representing 39,245 tons, and one rice plant, representing 44,064 tons, are temporarily idle.  On average, the size of our plants measured in square meters is approximately 9,300 as of June 15, 2003.

Capital expenditures for the past three years were U.S.$14 million.  Capital expenditures for 2004 are expected to be focused on upgrades for manufacturing technology and information technology, which are expected to be financed with cash flow from our Venezuelan Operations.

Raw Materials.  Corn and, to a lesser extent, wheat are our most important raw materials.  Corn is purchased in Venezuela and is subject to the corn market’s volatility.  All wheat is purchased from the U.S. and Canada with its availability and price volatility dependent upon those markets.

Miscellaneous

INTASA—Technology and Equipment Operations

Since 1976 our technology and equipment operations have been conducted principally through INTASA, which has two subsidiaries: Tecnomaíz, S.A. de C.V., or Tecnomaíz, and Constructora Industrial Agropecuaria, S.A. de C.V., or CIASA.  The principal activity of these subsidiaries is to provide research and development, equipment, and construction services to us and equipment to third parties.  Through Tecnomaíz, we engage in the design, manufacture and sale of machines for the production of tortillas and tortilla chips.  The machinery for the tortilla industry includes a range of capacities, from machines that make 50 to 300 corn tortillas per minute to dough mixers.  The equipment is sold under the TORTEC® and BATITEC® trademarks in Mexico.  Tecnomaíz also manufactures high volume energy efficient corn and wheat tortilla systems that can produce up to 1,200 corn tortillas and 400 wheat tortillas per minute.

We carry out proprietary technological research and development for corn milling and tortilla production as well as all engineering, plant design and construction through INTASA and CIASA.  These companies administer and supervise the design and construction of our new plants and also provide advisory services and training to employees of our corn flour and tortilla manufacturing facilities.  We manufacture corn tortilla-making machines for sale to tortilla manufacturers and for use in “in-store tortillerías,” as well as high-capacity corn and flour tortilla-makers that are supplied only to us.  We have spent approximately Ps.36 million in research and development during the period from January 1, 2001 through December 31, 2003, including Ps.3 million during 2003.

Banorte Investment

In June 1992, we made an investment in Banco Mercantil del Norte, S.A., or Banorte, a Mexican bank privatized by the Mexican government in 1992.  We purchased 10.1% of Banorte’s share capital by bidding in conjunction with a group of investors, led by the Chairman of our board of directors and Chief Executive Officer,

Mr. González Barrera.  In September 1993, these shares were exchanged for an interest in Grupo Financiero Banorte, S.A. de C.V., or GFNorte, a Mexican financial services holding company and Banorte’s parent.  In addition, we acquired Ps.98.5 million (in nominal terms) of GFNorte debentures, which were converted into shares of GFNorte in December 2000.  As of December 31, 2003, we owned 10.9% of the outstanding shares of GFNorte.  As of the same date, approximately 6% or Ps.1,463 million of our total assets are invested in Banorte.  In accordance with Mexican GAAP, GFNorte’s results of operations are accounted for in our consolidated results of operations using the equity method of accounting.

CAPITAL EXPENDITURES

Our capital expenditures for 2001, 2002 and 2003 were U.S.$68 million, U.S.$64 million and U.S.$75 million, respectively.  Our capital expenditures include investments in property, plant and equipment, acquisitions of new plants and brands and investments in common stock.  In 2000, we completed our four-year expansion program that required a capital expenditure of approximately U.S.$800 million.  This large expansion program was financed primarily through borrowed funds and capital contributions.  Since these expenditures allowed us to expand our production capacity, in 2001 and 2002 we focused on more moderate growth, thereby significantly lowering our capital expenditures.  Investments of approximately U.S.$68 million in 2001 (including a U.S.$17 million early lease buyout option on certain of Gruma Corporation’s production equipment), U.S.$64 million in 2002 and U.S.$75 million in 2003 were significantly lower than the annual averages during the period 1997-2000 and were mainly applied to capacity expansions in the United States and technology upgrades in all subsidiaries.  We have budgeted approximately U.S.$100 million for capital expenditures in 2004.  We anticipate financing these expenditures through our own cash flows.  This capital expenditures budget does not include any potential acquisitions.

A significant portion of the capital expenditures budgeted for 2004 is intended to be used for additional corn flour and tortilla capacity in the United States.  One of the most important projects included in this capital expenditure budget is the expansion of the Gruma Corporation corn flour mill located in Evansville, Indiana.  This project started in June 2004 and is expected to be completed by May 2005.  The expected additional production capacity will be approximately 63,000 tons, or 9% of the existing corn flour capacity in our U.S. operations.

During the first quarter of 2004, we spent approximately U.S.$11 million.  For more information on capital expenditures please refer to the discussion of the specific subsidiary.

The following table sets forth the aggregate amount of our capital expenditures during the periods indicated.

	Year ended December 31,
	2001	2002	2003
	(in millions of U.S. dollars(1))
Gruma Corporation	$43.3	$43.6	$40.6
GIMSA	0.4	5.4	6.6
Venezuelan Operations	6.3	3.4	4.3
Molinera de México	4.4	3.0	5.1
Gruma Centroamérica	6.2	6.2	2.3
PRODISA	0.9	0.7	1.9
Others and eliminations	6.8	1.4	13.8
Total consolidated	$68.4	$63.7	$74.6

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

European Regulation

We are subject to regulation in each country in which we operate in Europe.  We believe that we are currently in compliance with all applicable legal requirements in all material respects.

Central America and Venezuela

Gruma Centroamérica and our Venezuelan Operations are subject to regulation in each country in which they operate.  We believe that Gruma Centroamérica and our Venezuelan Operations are currently in compliance with all applicable legal requirements in all material respects.

ITEM 5.                                                     Operating and Financial Review and Prospects.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS.

You should read the following discussion in conjunction with our financial statements and the notes thereto contained elsewhere herein.  Our financial statements have been prepared in accordance with Mexican GAAP, which differ in some significant respects from U.S. GAAP.  See Note 20 to our financial statements for information related to the nature and effect of such differences and a quantitative reconciliation to U.S. GAAP of our majority net income and stockholders’ equity.  For more information about our financial statements in general, see “Presentation of Financial Information.”

Overview of Accounting Presentation

Effects of Inflation

Mexican GAAP requires that financial statements recognize the effects of inflation in accordance with Bulletins B-10 and B-15 issued by the Mexican Institute of Public Accountants.  The purpose of this methodology is to present all information in comparable monetary units and thereby mitigate the distortive effect of inflation in the financial statements.  Unless otherwise stated herein, the financial statements and other financial data in this Annual Report have been restated in pesos of constant purchasing power as of December 31, 2003.

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

For comparison purposes, the following table sets forth, for each of the three years ended December 31, 2001, 2002 and 2003:

the international restatement factor used to restate the financial statements data for each of these periods to pesos of constant purchasing power as of December 31, 2003;

the cumulative Mexican National Consumer Price Index for each period which, in the absence of Bulletin B-15, would have been used to restate the financial statements to pesos of constant purchasing power as of December 31, 2003; and

the comparison factor for each period which represents the index that must be applied to the financial statements for each period (which have been restated using the international restatement factor) in order to restate the financial statements and financial data in December 31, 2003 pesos of constant purchasing power using the cumulative Mexican National Consumer Price Index.

Financial data in Mexican pesos as of December 31,	Cumulative International Restatement Factor	Cumulative Mexican National Consumer Price Index	Comparison Factor
2001	15.45	9.90	0.9519
2002	7.75	3.98	0.9650
2003	—	—	1

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

In addition to the above, our net income may be affected by changes in our foreign exchange gain or loss, which may be affected by significant variations in the peso/dollar exchange rate.  In 2001, we recorded a net foreign exchange gain of Ps.109 million.  During 2002, we recorded a net foreign exchange loss of Ps.283 million.  In 2003, we recorded a net foreign exchange loss of Ps.182 million.

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

We identify below the most critical accounting principles that involve a higher degree of judgment and complexity and that management believes are important to a more complete understanding of our financial position and results of operations.  These policies are outlined below.

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

We also evaluate the carrying value of property, plant and equipment to be held and used and any assets to be disposed of, when events or circumstances suggest that the carrying value may not be recoverable, such as temporary shut downs or permanent closures of plants.  Such reviews have been necessary in recent years.  Impairment losses for equipment held and used are recorded when the undiscounted cash flows estimated to be generated by those assets are less than their carrying amount.  The estimates of undiscounted cash flows take into consideration expectations of future macroeconomic conditions as well as our internal strategic plans.  Therefore, inherent in the estimated future cash flows is a certain level of risk which we have considered in our valuation; nevertheless, actual future results may differ.  Should impairment exist, the amount of the loss is then quantified by comparing the carrying amount of the assets to the discounted cash flows.  For assets to be disposed of, we assess whether machinery or equipment can be used at other facilities and, if not, estimate the net proceeds to be realized upon sale of the assets.  Primarily as a result of plant rationalization, certain facilities and equipment are not currently in use in operations.  We have recorded impairment losses related to certain unused assets and such losses may potentially occur in the future.

Goodwill and Other Intangible Assets

Under Mexican GAAP, goodwill and other intangible assets with definite lives are amortized on a straight-line basis over estimated useful lives.  Indefinite-lived intangible assets are no longer amortized, as of January 1, 2003, upon the application of Bulletin C-8, “Intangible Assets.”

Under U.S. GAAP, effective January 1, 2002, we applied FAS 142.  Under FAS 142, goodwill and certain other intangible assets deemed to have an indefinite useful life are no longer being amortized, but are subject to annual impairment testing.

The identification and measure of goodwill and unamortized intangible assets impairment involves the estimation of fair value of the reporting units.  Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions.  Similarly, estimates and assumptions are used in determining the fair value of other intangible assets.  These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge.  We perform internal valuation analyses and consider relevant internal data as well as other market information that is publicly available.  Estimates of fair value are primarily determined using discounted cash flows.  This approach uses significant estimates and assumptions including projected future cash flows (including time), a discount rate reflecting the risk inherent in future cash flows and a perpetual growth rate.  Inherent in these estimates and assumptions is a certain level of risk which we believe we have considered in our valuation.  Nevertheless, if future actual results differ from estimates, a possible impairment charge may be recognized in future periods related to the write-down of the carrying value of goodwill and other intangibles.

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

Factors Affecting Financial Condition and Results of Operations

General

In recent years, our financial condition and results of operations have been significantly influenced by the following factors:

level of demand for tortillas;

effects of government polices on the Mexican tortilla and corn flour industry;

costs of energy;

cost of corn and wheat; and

our acquisitions, plant expansions and divestitures.

Effects of Deregulation of the Mexican Tortilla and Corn Flour Industry

Because of the importance of tortillas as a principal staple in the Mexican diet, the Mexican government has regulated the domestic corn, corn flour and tortilla industry, in one form or another, for approximately thirty years.  With the deregulation of the corn flour and tortilla markets on January 1, 1999, we believed that we were well positioned for growth.  As tortilla prices were no longer to be set by the government, we anticipated a price war among tortilla producers that would accelerate the switch to the more efficient dry corn flour method in an effort to reduce costs.  However, the Mexican government accelerated the sale of its remaining corn inventories during 1999 and since 1999 has issued import permits for corn which resulted in drastic decreases in corn prices.  This in turn drove down corn flour prices as tortilla producers switched from corn flour to raw corn.  This trend continued in 2001 and 2002, although to a lesser extent, during which time corn prices fell approximately 0.5% and 0.4%, respectively.  During 2003, the cost of GIMSA’s corn purchases increased about 13% while our average corn flour price increased only about 4%.

Despite the drop in corn and corn flour prices after deregulation, tortilla prices drastically increased after January 1, 1999 and have remained high through June of 2004.  Tortilla price increases generally have a negative effect on our sales volume.  During the period from 1999 through the end of 2003, tortilla prices increased approximately 104% (in nominal terms) while inflation was approximately 40% in that period.  Most of the price increase took place at the beginning of 1999 (once the deregulation was effective on January 1), with an estimated nationwide average tortilla price increase of 43% (in nominal terms) in 1999 versus Mexican inflation of 12.3% in 1999.  Since 2000, tortilla prices continued their upward trend, but at a slower rate.  During the first three months of 2004, we estimate that tortilla prices increased approximately 3%.  We believe tortilla prices are likely to stabilize or increase at lower rates although we can give no assurances in this regard.

Complementary Revenues.  Until December 31, 1998, the Mexican government, in recognition of the importance of tortillas as a principal staple in the Mexican diet, established below-market tortilla prices and consequently regulated corn flour prices and paid complementary revenues to corn flour producers, subject to specified volume ceilings.  Complementary revenues accounted for 12.2% of our net sales in 1998.  Effective as of December 31, 1998, the Mexican government deregulated the corn flour and tortilla industry and, in particular, terminated the complementary revenue program and allowed the prices of corn flour and tortillas to be determined by competition and other market conditions.  The termination of this program, combined with the other market-distortive effects described above, has negatively affected the transition to competitive corn and corn flour markets and has negatively affected our results of operations.

Commercialization Program.  Since December 1996, ASERCA, a Mexican government agency, has maintained a separate program designed to promote the purchase of corn in certain regions of Mexico.  Under this program, called the commercialization program, the Mexican government provides payments to corn purchasers based partly on international corn prices.  The net effect is that these purchasers receive corn below the domestic market price of corn. The reimbursements vary depending upon the size of the corn harvest in Mexico’s various growing regions.  The amount of corn available under this program has been small.

RESULTS OF OPERATIONS

The following table sets forth our consolidated income statement data on a Mexican GAAP basis for the years ended December 31, 2001, 2002 and 2003, expressed as a percentage of net sales.  All financial information has been prepared under the Bulletin B-15 methodology.  For a description of the method, see “Presentation of Financial Information” and “—Overview of Accounting Presentation.”

	Year Ended December 31,
	2001	2002	2003
Income Statement Data
Net sales	100.0%	100.0%	100.0%
Cost of sales	63.1	62.5	63.7
Gross profit	36.9	37.5	36.3
Selling, general and administrative expenses	31.8	29.7	28.7
Operating income	5.2	7.8	7.6
Net comprehensive financing cost	(1.6)	(3.2)	(2.0)
Other income (expenses), net	0.4	0.6	(0.8)
Income taxes (current and deferred)	1.5	2.9	2.9
Employee’s statutory profit sharing (current and deferred)	0.1	0.1	0.0
Other items	0.3	0.8	1.0
Minority interest	1.0	1.0	0.8
Majority net (loss) income	1.8	2.1	2.1

The following table sets forth our net sales and operating income as represented by our principal subsidiaries for 2001, 2002 and 2003.  Financial information with respect to GIMSA includes sales of Ps.37 million, Ps.30 million and Ps.39 million in 2001, 2002 and 2003, respectively, in corn flour to PRODISA; financial information with respect to Molinera de México includes sales of Ps.29 million, Ps.5 million and Ps.13 million in 2001, 2002 and 2003, respectively, to PRODISA; financial information with respect to PRODISA includes sales of Ps.35 million, Ps.40 million and Ps.44 million in 2001, 2002 and 2003, respectively, in tortilla related products to Gruma Corporation; and financial information with respect to INTASA includes sales of Ps.302 million, Ps.304 million and Ps.375 million in 2001, 2002 and 2003, respectively, in technological support to certain subsidiaries of Gruma, S.A. de C.V.  In the process of consolidation, all significant intercompany transactions are eliminated from the financial statements.

	Year Ended December 31,
	2001				2002				2003
	Net Sales		Operating Income		Net Sales		Operating Income		Net Sales		Operating Income
	(in millions of pesos of constant purchasing power as of December 31, 2003)
Gruma Corporation	Ps.	9,724	Ps.	661	Ps.	9,986	Ps.	858	Ps.	11,217	Ps.	1,037
GIMSA		5,143		580		4,952		528		5,201		394
Venezuelan Operations		2,394		183		2,676		290		3,357		436
Molinera de México		1,609		14		1,789		19		1,992		(23)
Gruma Centroamérica		1,262		(9)		1,118		33		1,111		(3)
PRODISA		417		(237)		194		(79)		243		(57)
Others and eliminations		24		(131)		(55)		(41)		(79)		(36)
Total	Ps.	20,573	Ps.	1,061	Ps.	20,660	Ps.	1,608	Ps.	23,042	Ps.	1,748

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Net Sales

Overview:  Net sales increased by 12% to Ps.23,042 million in 2003 compared to Ps.20,660 million in 2002.  The increase in net sales resulted primarily from volume growth of 6%.  Sales volume rose in all of GRUMA’s subsidiaries in 2003, with the main drivers of volume growth being Gruma Corporation and Gruma Venezuela.  Higher average prices in connection with higher corn and wheat costs also contributed to the rise in net sales in 2003.

Net Sales by Subsidiary: By major subsidiary, the percentages of consolidated net sales in 2003 and 2002 were as follows:

	Percentage of Consolidated Net Sales
Subsidiary	2003	2002
Gruma Corporation	48.7%	48.3%
GIMSA	22.6	24.0
Venezuelan Operations	14.6	13.0
Molinera de México	8.6	8.7
Gruma Centroamérica	4.8	5.4
PRODISA	1.0	0.9
Others and eliminations	(0.3)	(0.3)

Gruma Corporation’s net sales increased 12% to Ps.11,217 million in 2003 compared to Ps.9,986 million in 2002 primarily reflecting higher sales volume and, to a lesser extent, price increases for corn flour and tortillas, which were implemented during the first quarter of 2003 to offset higher corn and energy costs.  Gruma Corporation’s combined corn flour and tortilla sales volume increased by 9% to 979,000 tons in 2003 from 899,000 tons in 2002.  Corn flour sales volume increased 7% while tortilla sales volume increased 10%.

Factors causing Gruma Corporation’s tortilla sales volume to increase included:

•                  an 18% increase in corn tortilla sales volume due to the successful rollout at the end of the third quarter of 2002 of the “Great New Taste” formulation for corn tortillas for retail sale;

•                  significant growth in corn tortilla sales volume in the food service sector as a result of promotional activities aimed at increasing penetration in all domestic markets; and

•                  a 4% increase in wheat tortilla sales volume resulting from:

•                  several major restaurant chain customers creating new recipes and promoting menu items featuring wheat tortillas; and

•                  a full year of new business relationships with two restaurant chains based in the Midwest, which began during the third quarter of 2002.

Factors causing Gruma Corporation’s corn flour sales volume to increase included:

•                  increased demand from current trade customers due to their increasing tortilla production and converting from the traditional cooked-corn method to the corn flour method; and

•                  improved retail sales due to various factors including:

•                  continued focus on specific customer markets in the United States;

•                  strengthening of the MASECA® brand through promotions and advertising; and

•                  growth of its distribution network.

GIMSA’s net sales increased by 5% to Ps.5,201 million in 2003 compared with Ps.4,952 million in 2002.  The increase in net sales resulted primarily from corn flour price increases related to higher corn costs and was also due to higher sales volume.  We gradually implemented price increases throughout 2003 to offset higher corn costs, although we were not able to do so to fully reflect the increase.  In constant peso terms, the average price of corn flour increased 4% in 2003 compared to 2002.  Our sales volume increased 1% in 2003 to 1,395,000 tons from 1,386,000 tons in 2002 due to higher sales volume to DICONSA resulting from a modification in GIMSA’s sales structure.

Net sales from our Venezuelan Operations increased 25% to Ps.3,357 million in 2003 compared to Ps.2,676 million in 2002, reflecting an increase in sales volume and higher prices due to:

•                  the implementation of price increases related to the devaluation of the bolívar and higher raw material costs; and

•                  the marketing of products not subject to price controls, including new value-added products launched in 2003.

Sales volume from our Venezuelan Operations increased by 14% in 2003 to 518,000 tons from 454,000 tons in 2002.  This increase in sales volume was driven mainly by higher sales volume in most products, particularly wheat flour, as a result of:

•                  the ability of our Venezuelan operations to secure product supplies in a difficult business environment, thereby boosting customer confidence and enabling it to attract new customers;

•                  improved coverage and increased distribution;

•                  the development of new value-added products; and

•                  increased product promotion.

Molinera de México’s net sales increased 11% to Ps.1,992 million in 2003 from Ps.1,789 million in 2002 reflecting a 7% increase in sales volume and, to a lesser extent, an increase in wheat flour prices implemented in connection with an increase in the cost of wheat.  The increase in sales volume to 575,000 tons in 2003 from 536,000 tons in 2002 reflected:

•                  increased sales to Mexico’s largest cookie maker;

•                  continuing initiatives designed to enhance sales to supermarket in-store bakeries; and

•                  improved retail sales resulting from stronger wholesaler coverage in northern Mexico.

Gruma Centroamérica’s net sales decreased 1% to Ps.1,111 million in 2003 from Ps.1,118 million in 2002 reflecting lower corn flour prices that resulted from corn flour price discounts implemented to meet intensified competition from the traditional cooked-corn method and other corn flour producers, and a shift in the corn flour product mix to cheaper brands and bulk presentation.  Gruma Centroamérica’s sales volume increased 4% in 2003 to 144,000 tons from 139,000 tons in 2002 as a result of higher corn flour sales volume due to:

•                  Gruma Centroamérica’s reduction of corn flour prices to meet intensified competition;

•                  improved coverage in rural areas of Guatemala; and

•                  increased promotion of less expensive brands.

PRODISA’s net sales increased 25% to Ps.243 million in 2003 from Ps.194 million in 2002 mainly as a result of a 34% sales volume growth in sales of corn flour tortillas, which are priced lower than wheat tortillas and corn chips which caused net sales to grow at a lower rate than sales volume.  Sales volume increased 34% in 2003 to 21,000 tons from 15,000 tons in 2002 as a result of the introduction of warm corn flour tortillas and the expansion of PRODISA’s product line to include different types of wheat tortillas based on regional consumers’ preferences.

Cost of Sales

Overview:  Our total cost of sales increased 14%, primarily due to an increase in sales volume as well as higher corn and wheat costs, to Ps.14,672 million in 2003 from Ps.12,921 million in 2002.  As a percentage of net sales, our total cost of sales increased to 63.7% from 62.5%, primarily as a result of GIMSA and Molinera de México not raising prices commensurate with higher corn and wheat costs due to the competitive pricing environment in these markets.

Cost of Sales by Subsidiary:  Gruma Corporation’s cost of sales increased 11% to Ps.5,998 million in 2003 compared to 5,399 million in 2002, commensurate with the 9% increase in sales volume.  Cost of sales as a percentage of net sales decreased to 53.5% from 54.1%, mainly as a result of improved manufacturing efficiencies and better absorption of fixed costs related to higher sales volume, which largely offset higher corn and natural gas costs and the increasing cost of new products.

GIMSA’s cost of sales as a percentage of net sales increased to 73.8% in 2003 from 70.4% in 2002 because of GIMSA’s price increases, which were made gradually throughout the year in an effort to stimulate sales volume growth, did not fully reflect higher corn costs.

In absolute terms, GIMSA’s cost of sales increased 10% to Ps.3,840 million in 2003 from Ps.3,485 million in 2002 mainly as a result of higher corn costs and, to a lesser extent, higher fuel, electricity and additive costs.

Cost of sales of our Venezuelan Operations increased 27% to Ps.2,418 million in 2003 from Ps.1,903 million in 2002, as a result of sales volume growth and significant increases in raw material costs.  Cost of sales as a percentage of net sales increased to 72.0% from 71.1%.  The significant increases in the cost of raw materials (especially corn and wheat) were partially offset by improved manufacturing efficiencies, better absorption of fixed costs, a temporary reduction in the number of products presentations sold and lower overhead expenses.

Cost of sales of Molinera de México increased 16% to Ps.1,662 million in 2003 compared to Ps.1,432 million in 2002 due to sales volume growth and an increase in the cost of wheat.  Cost of sales as a percentage of net sales increased to 83.5% from 80.0% due to a change in sales mix favoring bulk presentation and a more competitive market environment that prevented Molinera de México from raising the price of its bulk presentation to fully reflect higher wheat costs.

Gruma Centroamérica’s cost of sales increased 6% to Ps.767 million in 2003 compared to Ps.721 million in 2002 as a result of the 4% increase in sales volume and the increased cost of raw materials.  Cost of sales as a percentage of net sales increased to 69.1% in 2003 from 64.5% in 2002 primarily due to Gruma Centroamérica’s decision not to raise corn flour prices to fully offset higher corn costs because of intensified competition from the traditional cooked-corn method and from other corn flour producers and, to a lesser extent:

•                  a shift in the corn flour product mix toward cheaper and lower-margin products; and

•                  higher costs in Gruma Centroamérica’s hearts of palm business due to local shortages of heart-of-palm stems, and lower prices due to strong competition and a change in the sales mix.

PRODISA’s cost of sales increased 20% to Ps.160 million in 2003 compared to Ps.134 million in 2002 as a result of the 34% increase in sales volume.  Cost of sales as a percentage of net sales improved to 66.0% in 2003 from 68.7% in 2002 due to better absorption of fixed costs resulting from the 34% growth in sales volume.

Gross Profit

As a result of the above factors, our gross profit increased by 8% to Ps.8,370 million in 2003 compared with Ps.7,739 million in 2002 and our gross margin decreased to 36.3% from 37.5%.

Selling, General and Administrative Expenses

Overview:  Our selling, general and administrative expenses, or SG&A expenses, increased 8% to Ps.6,622 million in 2003 from Ps.6,131 million in 2002 primarily due to the higher sales volume of Gruma Corporation.  SG&A expenses as a percentage of net sales decreased to 28.7% in 2003 from 29.7% in 2002.  The decrease in SG&A expenses as a percentage of net sales was driven by better expense absorption, especially in Gruma Venezuela.

SG&A Expenses by Subsidiary:  SG&A expenses of Gruma Corporation increased 12% to Ps.4,182 million in 2003 from Ps.3,729 million in 2002 as a result of the 9% increase in sales volume.  SG&A expenses as a percentage of net sales remained at 37.3% in 2003.  The increase in net sales allowed Gruma Corporation to improve its absorption of fixed selling expenses, which were offset by legal expenses related to the Company’s antitrust litigation.

GIMSA’s SG&A expenses as a percentage of net sales decreased to 18.6% in 2003 from 19.0% in 2002 due to better expense absorption related to higher corn flour prices.  In absolute terms, SG&A expenses increased 3% to Ps.967 million in 2003 from Ps.939 million in 2002, mainly as a result of higher selling expenses due to improvements in the commercialization and customer-service infrastructure.

SG&A expenses of our Venezuelan Operations increased 4% to Ps.503 million in 2003 compared to Ps.484 million in 2002 as a result of the 14% increase in sales volume.  SG&A expenses as a percentage of net sales decreased to 15.0% in 2003 from 18.1% in 2002 due to better absorption of fixed expenses and favorable advertising contracts secured by the Venezuelan Operations.

SG&A expenses of Molinera de México increased 4% to Ps.352 million in 2003 from Ps.338 million in 2002 due to an increase in shipping costs in connection with the increase in sales volume.  SG&A expenses as a percentage of net sales decreased to 17.7% in 2003 from 18.9% in 2002 as a result of higher net sales, which allowed for better expense absorption.

SG&A expenses of Gruma Centroamérica decreased 5% to Ps.347 million in 2003 from Ps.364 million in 2002 due mainly to Gruma Centroamérica’s initiatives designed to optimize operating expenses.  Those initiatives included, among other things, a restructuring of the sales and marketing departments, resulting in lower salary and administrative expenses, fewer distribution routes and logistical efficiencies.  For the same reason, along with better expense absorption related to higher sales volume, SG&A expenses as a percentage of net sales decreased to 31.2% in 2003 compared to 32.6% in 2002.

SG&A expenses for PRODISA were flat at Ps.139 million.  SG&A expenses as a percentage of net sales decreased to 57.4% in 2003 from 71.7% in 2002 as a result of better expense absorption due to the increase in sales volume.

Operating Income

Operating income increased 9% to Ps.1,748 million in 2003 compared to Ps.1,608 million in 2002.  The improvement was driven by increases in operating income in Gruma Corporation and Gruma Venezuela of 21% and

50%, respectively, resulting from higher sales volume, improved manufacturing and transportation efficiencies and better pricing.  Our consolidated operating margin decreased to 7.6% in 2003 from 7.8% in 2002, however, due mainly to GIMSA’s higher corn costs not being fully reflected in its corn flour prices throughout the year and, to a lesser extent, Molinera de México’s competitive pricing environment.

Net Comprehensive Financing Cost

Net comprehensive financing cost decreased 30% to Ps.461 million in 2003 compared to Ps.658 million in 2002, as a result of lower foreign exchange losses and lower interest expenses related mostly to reduced debt.  The components of comprehensive financing cost, together with explanations of significant changes, are detailed below.

Items	2002		2003		Change		Comments
	(in millions of pesos of constant purchasing power as of December 31, 2003)
Interest Expense	Ps.	611	Ps.	532	Ps.	(79)	• Lower debt and, to a lesser extent, lower interest rates
Interest Income		(62)		(65)		(3)
Foreign Exchange Loss (Gain)		283		182		(101)	• Lower peso and bolivar devaluation in 2003; lower debt
Monetary Position Loss (Gain)		(174)		(188)		(14)
Total	Ps.	658	Ps.	461	Ps.	(197)

Other Expenses, Net

Other expenses, net was Ps.175 million in 2003 compared to income of Ps.130 million in 2002.  This is a result of a gain in 2002 from the sale of nonproductive assets and the amortization of negative goodwill related to the acquisition of MONACA being completed in June 2002.  For a detailed description of items included in other expenses, net, see Note 13 to our consolidated financial statements.

Taxes and Employees’ Profit Sharing

Provisions for income taxes and employee profit sharing increased to Ps.671 million in 2003 from Ps.619 million in 2002.  This increase corresponds to higher taxable income in 2003 compared to 2002.  Our effective tax rate (income tax and employees profit sharing) for 2003 was 60% as compared to 57% in 2002.  For additional information, please refer to the reconciliation of effective tax rates in Note 14 B of our financial statements.

Equity in Earnings of Associated Companies, Net

Our share of net income in unconsolidated associated companies represented Ps.235 million in 2003, Ps.61 million more than in 2002, due mainly to the completion in June 2002 of the amortization of the excess of cost of the acquisition over book value of Banorte.

Majority Net Income

As a result of the above factors, our income before minority interest was Ps.676 million in 2003 compared to Ps.635 million in 2002 and our majority net income was Ps.493 million in 2003 compared to Ps.424 million in 2002.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Net Sales

Overview:  Net sales increased by 0.4% to Ps.20,660 million in 2002 compared to Ps.20,573 million in 2001.  The increase in net sales resulted from higher net sales associated with higher volume at Gruma Corporation and Molinera de México as well as higher net sales associated with price increases at our Venezuelan Operations, partially offset by lower sales volume at GIMSA, Gruma Centroamérica and PRODISA (which, in the case of

Gruma Centroamérica and PRODISA, resulted from the discontinuation of the bread operations in 2001).  In 2002, 67% of our consolidated net sales were derived from our non-Mexican operations.

Net Sales by Subsidiary: By major subsidiary, the percentages of consolidated net sales in 2002 and 2001 were as follows:

	Percentage of Consolidated Net Sales
Subsidiary	2002	2001
Gruma Corporation	48.3%	47.3%
GIMSA	24.0	25.0
Venezuelan Operations	13.0	11.6
Molinera de México	8.7	7.8
Gruma Centroamérica	5.4	6.1
PRODISA	0.9	2.0
Others and eliminations	(0.3)	0.1

Gruma Corporation’s net sales increased 2.7% to Ps.9,986 million in 2002 compared to Ps.9,724 million in 2001 primarily reflecting higher sales volume and relatively stable prices.  Gruma Corporation’s combined corn flour and tortilla sales volume increased by 5.1% to 899,000 tons in 2002 from 856,000 tons in 2001.  Individually, corn flour sales volume increased 7.0% while tortilla sales volume increased 3.9%.  The growth in corn flour and tortilla sales volume was partially due to Gruma Corporation’s resumed production in October 2001 of yellow-corn products that it had previously suspended the sale of due to the possible presence of the StarLinkTM protein.  The resumption in production followed the implementation of a more rigorous program designed to identify genetically modified organisms in corn supplies in order to ensure product safety.   In 2002, the company began to recover some of the yellow corn product sales it lost as a result of the voluntary recall.  See “Item 8.  Financial Information—Legal Proceedings.”

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

•                  increased exports; and

•                  new business relationships with two restaurant chains based in the Midwest, which began during the third quarter of 2002.

GIMSA’s net sales decreased by 3.7% to Ps.4,952 million in 2002 compared with Ps.5,143 million in 2001.  The decrease in net sales resulted from lower sales volume.  Sales volume decreased 3.5% in 2002 to 1,386,000 tons from 1,436,000 tons in 2001 due to a combination of factors, including:

•                  a 3.1% decrease in bulk sales volume (which represented 85.1% of total sales volume in 2002) resulting from our efforts to limit our customers to those with low-risk credit profiles; we are continuing to focus on increasing sales to these customers and are providing such customers with incentives to increase the percentage of corn flour used in their raw-material mix; and

•                  a 5.8% decrease in 2002 in sales volume of one-kilogram consumer retail packages of corn flour (which represented 14.9% of total sales volume in 2002) reflecting lower sales to DICONSA caused by DICONSA’s restructuring of operations, which resulted in an increase in the prices of goods DICONSA sells to the public and a reduction in DICONSA branches and regional coverage.

Net sales from our Venezuelan Operations increased 11.8% to Ps.2,676 million in 2002 compared to Ps.2,394 million in 2001, reflecting significant price increases implemented throughout the year in order to offset sizeable increases in the cost of grains, particularly wheat.  Sales volume from our Venezuelan Operations decreased by 0.9% in 2002 to 454,000 tons from 458,000 tons in 2001, which decrease was driven mainly by a 4.6% decline in wheat flour volume due primarily to a temporary suspension of operations in December 2002 due to the nation-wide general strike in Venezuela and, to a lesser extent, lower per-capita consumption stemming from lower consumer purchasing power coupled with higher prices.  The decrease in sales volume from our Venezuelan Operations was partially offset by a 3.4% increase in sales of corn flour to be repackaged and resold under private labels.

Molinera de México’s net sales increased 11.2% to Ps.1,789 million in 2002 from Ps.1,609 million in 2001 reflecting a 9.7% increase in sales volume and, to a lesser extent, an increase in wheat flour prices implemented in connection with an increase in the cost of wheat.  The increase in sales volume to 536,000 tons in 2002 from 489,000 tons in 2001 reflected:

•                  increased sales to Mexico’s largest cookie maker;

•                  continuing initiatives designed to enhance sales to supermarket in-store bakeries; and

•                  new supply contracts based on our commitment to customer service and quality.

Gruma Centroamérica’s net sales decreased 11.5% to Ps.1,118 million in 2002 from Ps.1,262 million in 2001 reflecting the discontinuation of its bread operations in November 2001.  Gruma Centroamérica’s sales volume decreased 0.9% in 2002 to 139,000 tons from 140,000 tons in 2001 for the same reason.  Net sales declined more than sales volume because Gruma Centroamérica’s bread products sold at a much higher price per ton than corn flour, which is our main product line in Central America.

PRODISA’s net sales decreased 53.5% to Ps.194 million in 2002 from Ps.417 million in 2001.  Sales volume decreased 44.2% in 2002 to 15,000 tons from 28,000 tons in 2001 reflecting the discontinuation of the bread operations in November 2001.

Cost of Sales

Overview:  Our total cost of sales decreased 0.4% to Ps.12,921 million in 2002 from Ps.12,974 million in 2001.  As a percentage of net sales, our total cost of sales improved to 62.5% from 63.1%, resulting primarily from better performance of our Venezuelan Operations.  Our Venezuelan Operations benefited from making most corn purchases before industry-wide price increases associated with the devaluation of the bolívar and from increasing the price of corn flour throughout the year.  To a lesser extent, the discontinuation of Gruma Centroamérica’s bread operations also contributed to the consolidated improvement.

Cost of Sales by Subsidiary:  Gruma Corporation’s cost of sales increased 2.4% to Ps.5,399 million in 2002 compared to Ps.5,272 million in 2001, commensurate with the 5.1% increase in sales volume.  Cost of sales as a percentage of net sales decreased to 54.1% from 54.2% mainly as a result of better absorption of fixed costs related to higher sales volume.

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

In absolute terms, GIMSA’s cost of sales decreased 3.0%, commensurate with the 3.5% decline in sales volume, to Ps.3,485 million in 2002 from Ps.3,595 million in 2001.

Cost of sales of our Venezuelan Operations increased 9.8% to Ps.1,903 million in 2002 from Ps.1,733 million in 2001, largely as a result of significant increases in raw material costs.  Cost of sales as a percentage of net sales improved to 71.1% from 72.4%.  Despite significant increases in the cost of raw materials (especially wheat, which is imported to Venezuela), our Venezuelan Operations improved gross margin as a result of making most corn purchases before industry-wide price increases associated with the devaluation of the bolívar and by increasing the price of corn flour throughout the year.

Cost of sales of Molinera de México increased 11.6% to Ps.1,432 million in 2002 compared to Ps.1,283 million in 2001.  Cost of sales as a percentage of net sales increased to 80.0% from 79.8% due to a change in sales mix favoring bulk presentation and, consequently, lower prices.

Gruma Centroamérica’s cost of sales decreased 12.7% to Ps.721 million in 2002 compared to Ps.826 million in 2001 as a result of the 0.9% decrease in sales volume and the discontinuation of the bread operations.  Cost of sales as a percentage of net sales improved to 64.5% in 2002 from 65.4% in 2001 in connection with the discontinuation of the bread operations.

PRODISA’s cost of sales decreased 52.1% to Ps.134 million in 2002 compared to Ps.279 million in 2001 as a result of the 44.2% decrease in sales volume due to the discontinuation of the bread operations.  Cost of sales as a percentage of net sales increased to 68.8% in 2002 from 66.8% in 2001 reflecting the discontinuation of the bread operations.

Gross Profit

As a result of the above factors, our gross profit increased by 1.8% to Ps.7,739 million in 2002 compared with Ps.7,600 million in 2001 and our gross margin improved to 37.5% from 36.9%.

Selling, General and Administrative Expenses

Overview:  Our selling, general and administrative expenses, or SG&A expenses, decreased 6.2% to Ps.6,131 million in 2002 compared to PS.6,538 million in 2001 due in large part to the discontinuation of the bread operations and, to a lesser extent, lower administrative expenses incurred by our corporate offices and lower expenses of GIMSA.  In constant pesos SG&A expenses of Gruma Corporation decreased 1.6% reflecting a higher level of peso depreciation.  SG&A expenses as a percentage of net sales decreased to 29.7% in 2002 from 31.8% in 2001.  The decrease in SG&A expenses as a percentage of net sales was driven mainly by the discontinuation of the bread operations and, to a lesser extent, better expense absorption and containment within Gruma Corporation and our Venezuelan Operations.

SG&A Expenses by Subsidiary:  In U.S. dollar terms, SG&A expenses of Gruma Corporation increased 0.7% in 2002 compared to 2001 mainly as a result of an increase in variable distribution expenses relating to the tortilla business and an increase in expenses relating to the promotion of the corn flour business.  In constant pesos, SG&A expenses of Gruma Corporation decreased 1.6% reflecting a higher level of peso depreciation.  SG&A expenses as a percentage of net sales decreased to 37.3% in 2002 from 39.0% in 2001, an improvement driven by an increase in sales volume.

GIMSA’s SG&A expenses as a percentage of net sales increased to 19.0% in 2002 from 18.8% in 2001 due to lower sales volume.  In absolute terms, SG&A expenses decreased 3.0% to Ps.939 million in 2002 from Ps.968 million in 2001 due to the consolidation of administrative positions at our plants and lower freight expenses as a result of decreased sales to DICONSA.

SG&A expenses of our Venezuelan Operations increased 1.2% to Ps.484 million in 2002 compared to Ps.478 million in 2001.  SG&A expenses as a percentage of net sales decreased to 18.1% in 2002 from 20.0% in 2001 due to:

•                  increased net sales;

•                  significant reductions in promotional and advertising expenses;

•                  the fact that distribution expenses increased at a slower rate than did inflation; and

•                  to a lesser extent, headcount reduction.

SG&A expenses of Molinera de México increased 8.5% to Ps.338 million in 2002 from Ps.312 million in 2001 due to an increase in selling expenses (especially shipping costs) and the implementation of initiatives to increase both supermarket sales and support for distributors.  SG&A expenses as a percentage of net sales decreased to 18.9% in 2002 from 19.4% in 2001 as a result of higher net sales.

SG&A expenses of Gruma Centroamérica decreased 18.3% to Ps.364 million in 2002 from Ps.445 million in 2001 due mainly to the discontinuation of the bread operations.  For the same reason, SG&A expenses as a percentage of net sales decreased to 32.5% in 2002 compared to 35.3% in 2001.

SG&A expenses for PRODISA decreased 62.9% to Ps.139 million in 2002 from Ps.376 million in 2001 and SG&A expenses as a percentage of net sales decreased to 71.7% in 2002 from 90.0% in 2001, each as a result of the discontinuation of the bread operations.

Operating Income

Operating income increased 51.5% to Ps.1,608 million in 2002 compared to Ps.1,061 million in 2001 and our consolidated operating margin improved to 7.8% in 2002 from 5.2% in 2001 due primarily to:

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

Net Comprehensive Financing Cost

Net comprehensive financing cost increased 103.6% to Ps.658 million in 2002 compared to Ps.323 million in 2001 due mainly to foreign exchange losses associated with the devaluation of the peso, partially offset by lower interest expenses as a result of a reduction in our debt.  The components of comprehensive financing cost, together with explanations of significant changes, are detailed below.

Items	2001		2002		Change		Comments
	(in millions of pesos of constant purchasing power as of December 31, 2003)
Interest Expense	Ps.	729	Ps.	611	Ps.	(118)	• Lower debt and lower average interest rates
Interest Income		(101)		(62)		39	• Lower average interest rates and lower cash balances
Foreign Exchange Loss (Gain)		(109)		283		392	• Peso devaluation in 2002 versus peso appreciation in 2001
Monetary Position Loss (Gain)		(196)		(174)		22	• Lower net monetary liability position resulting mainly from reduced debt
Total	Ps.	323	Ps.	658	Ps.	335

Other Income, Net

Other income, net, increased 72.0% in 2002 to Ps.130 million compared to Ps.75 million in 2001, mostly because of the sale of certain nonproductive assets.  For a detailed description of items included in other expenses, net, see Note 13 to our consolidated financial statements.

Taxes and Employees’ Profit Sharing

Provisions for income taxes and employee profit sharing increased to Ps.619 million in 2002 from Ps.314 million in 2001, reflecting primarily:

•                  higher pre-tax income at Gruma Corporation resulting from better financial performance; and

•                  higher deferred taxes as a result of the disposal of certain subsidiaries during 2002.

Equity in Earnings of Associated Companies, Net

Our share of net income in unconsolidated associated companies represented Ps.175 million in 2002, Ps.105 million more than in 2001, due to:

•                  the completion by mid-2002 of the amortization of deferred assets related to excess of cost of the acquisition over book value of Banorte (previously reported under this item), and

•                  improved results of Banorte.

Majority Net Income

As a result of the above factors, our income before minority interest was Ps.635 million in 2002 compared to Ps.569 million in 2001 and our majority net income was Ps.424 million in 2002 compared to Ps.361 million in 2001.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

As disclosed in Note 12 C to the consolidated financial statements, over the past years, we have entered into various equity swap agreements indexed to the Company’s own stock.  Under Mexican GAAP, these agreements are recognized at their fair value on the balance sheet, with the difference between the initial and the year-end fair value as a component of equity.  Under U.S. GAAP, the fair value of such contracts has been recognized in income due to the nature of the contractual settlement provisions.  Details of the arrangements are as follows:

During 2003, we entered into five equity swap agreements with an international financial institution with respect to 22,200,000 of our own shares for a total amount of U.S.$24,3 million.  At each maturity we are required to pay a financing cost at the LIBOR rate plus an average of spread of 2.01% on the contractual amount.  The agreements mature in January, September and December of 2004.  The agreement that matured in January was closed with a gain of U.S.$0.5578 per share, resulting in a total gain of U.S.$5.4 million.  One of the agreements that was set to mature in September was advanced to mature in February, which closed with a gain of U.S.$0.3806 per share, resulting in a total gain of U.S.$0.9 million.  For the remaining agreements that mature in September and December, the Company will pay or receive the difference between the agreed average price of U.S.$1.3624 per share and the market price.

In addition to the above arrangements, we have commitments under certain firm contractual arrangements to make future payments for goods and services.  These firm commitments secure the future rights to various assets to be used in the normal course of operations.  For example, we are contractually committed to make certain minimum lease payments for the use of property under operating lease agreements.  In accordance with Mexican GAAP, the future rights and obligations pertaining to such firm commitments are not reflected as assets and liabilities on the accompanying consolidated balance sheets.  Additionally, during 1996, Gruma Corporation entered into several sale-leaseback agreements for various production equipment located in two of its U.S. plants.  These agreements are accounted for as operating leases under Mexican GAAP.  Under U.S. GAAP these agreements would have been accounted for as capital leases because a continuing involvement from the seller-lessee is present, and consequently, the risks and benefits of the property are not transferred to the buyer-lessor.  The U.S. GAAP balance sheet as of December 31, 2002 and 2003 would reflect an increase in the fixed assets, net, balance of Ps.161.5 million and Ps.139.0 million (net of accumulated depreciation of Ps.57.1 million and Ps.65.7 million respectively), respectively, and an increase in the long-term debt balance of Ps.218.6 million and Ps.204.7 million, respectively.  The average annual rental payments under these leases, expiring in 2011, will be approximately U.S.$3.2 million, based upon the financial statements for the year ended December 31, 2003.  Each agreement provides Gruma Corporation with a purchase option to acquire the equipment at fair market value at the expiration of the leases, and also an early purchase option, which permits Gruma Corporation to acquire the equipment at fair market value approximately three-quarters through the lease term.

The following table summarizes separately our material firm commitments at December 31, 2003 and the timing and effect that such obligations are expected to have on our liquidity and cash flow in the future periods.  In addition, the table reflects the timing of principal and interest payments on outstanding debt, which is discussed in “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”  We expect to fund the firm commitments with operating cash flow generated in the normal course of business.

Contractual Obligations and Commercial Commitments	Less than 1 Year	From 1 to 3 Years	From 3 to 5 Years	Over 5 Years	Total
	(in millions of U.S. dollars)
Long-term debt obligations	—	257.6	274.4	—	532.0
Operating lease obligations(1)	37.0	49.8	37.2	44.4	168.4
Purchase obligations(2)	68.3	—	—	—	68.3
Other long-term liabilities under Mexican GAAP(3)	44.4	—	—	—	44.4

Total	149.7	307.4	311.6	44.4	813.1

(1)                                  Operating lease obligations primarily relate to minimum lease rental obligations for our real estate and operating equipment in various locations.

(2)                                  Purchase obligations relate to our minimum commitments to purchase commodities, raw materials, machinery and equipment.

(3)                                  Other commercial commitments relate to short-term bank loans and the current portion of long-term debt.

OFF-BALANCE SHEET ARRANGEMENTS

As disclosed in Note 12 C to the consolidated financial statements, we have entered into call option agreements indexed to the Company’s own stock.  Under Mexican GAAP, we have accounted for these instruments as equity and consequently, these instruments are not reflected as liabilities or assets on our balance sheet.  Under U.S. GAAP, the fair value of such contracts has been recognized in income due to nature of the contractual settlement provisions. Details of the arrangements are as follows:

During 2003, we entered into two call option agreements with a European international financial institution with respect to 6,405,000 of our own shares for a total amount of U.S.$5.9 million, maturing in February and May of 2004, with a zero strike price.  These agreements were closed with an average gain of U.S.$0.7444 per share, resulting in a total gain of U.S.$4.8 million.

LIQUIDITY AND CAPITAL RESOURCES

Our liquidity and capital resource requirements from 1998 to 2000 reflected a high level of capital expenditures in connection with the construction and acquisition of additional facilities in Mexico, the United States, Central America and Venezuela, as well as significant working capital requirements.  During 2001, 2002 and 2003, we decreased capital expenditures compared to prior years and focused on improving operating efficiencies.  In 2003 most of our capital expenditures were used for capacity expansion, especially in our U.S. operations and technology upgrades.

We fund our liquidity and capital resource requirements through a variety of sources, including:

cash generated from operations;

uncommitted short-term and long-term lines of credit;

committed medium-term facilities;

offerings of medium- and long-term debt; and

sales of our equity securities and those of our subsidiaries from time to time.

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

Mr. González Barrera has pledged part of his shares in our company to secure some of his borrowings.  If there is a default and the lenders enforce their rights against any or all of these shares, Mr. González Barrera could lose control over us and a change of control could result.  In addition, this could trigger a default in one of our credit agreements and have a material adverse effect upon our business, financial condition, results of operations and prospects.  For more information about this pledge, see “Item 7.  Major Shareholders and Related Party Transactions.”

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

Working Capital

We define working capital as current assets, excluding restricted cash, minus current liabilities, excluding short-term bank loans and current portion of long-term debt.  Our working capital as of the dates indicated was as follows:

December 31, 2002	Ps.	3,866 million
December 31, 2003	Ps.	4,224 million

Indebtedness

In October 1997, GRUMA issued U.S.$250 million unsecured notes due 2007, which were rated “investment grade”, or triple-B- minus, by Standard & Poor’s and Ba2 by Moody’s.  In November 1999, Standard & Poor’s lowered the rating on GRUMA’s U.S.$250 million unsecured notes due 2007 from triple-B-minus to double-B-plus.  In September 2000, Moody’s downgraded GRUMA’s debt from Ba1 to Ba2.  Additionally, in May 2001, Standard & Poor’s lowered our corporate credit rating to double-B from double-B-plus.  Although Standard & Poor’s and Moody’s changed GRUMA’s outlook from negative to stable in April 2002 and June 2002, respectively, Standard & Poor’s changed GRUMA’s outlook from stable to positive in December 2002 and Standard & Poor’s raised our corporate credit rating to double-B-plus in June 2003, and Standard & Poor’s upgraded GRUMA to BBB- from BB+ with a stable outlook in June 2004, any downgrades or changes in outlook with negative implications could cause GRUMA’s debt costs to fluctuate which could ultimately affect our stock price.

Our indebtedness bears interest at fixed and floating rates.  At December 31, 2003, approximately 46% of our outstanding indebtedness bore interest at fixed rates and approximately 54% bore interest at floating rates, with almost all floating-rate indebtedness bearing interest based on LIBOR.  Although we hedge our interest rate exposure, we do not hedge our foreign exchange rate exposure because we believe that we have natural foreign exchange hedges incorporated in our balance sheet.  For more information about our interest rate and foreign exchange rate exposures, see “Item 11.  Quantitative and Qualitative Disclosures About Market Risk.”

As of December 31, 2003, we had committed U.S. dollar-denominated long-term lines of credit totaling Ps.787 million (approximately U.S.$70 million) available from banks in the United States of which none had been drawn.  As of the same date, we also had uncommitted short-term lines of credit totaling Ps.3,402 million (approximately U.S.$303 million) available from Mexican and international banks, of which we had drawn Ps.93 million.  As of December 31, 2003, long-term uncommitted revolving lines of credit totaling Ps.1,551 million (approximately U.S.$138 million) from Mexican banks were available to us, of which none had been drawn.  Should we elect to utilize the uncommitted lines of credit, we would have to negotiate the terms and conditions at the time of use.

At December 31, 2003, we had total outstanding long-term debt aggregating approximately Ps.5,980 million.  All of our long-term debt at such date was dollar-denominated.  Our long-term debt includes U.S.$250 million, or Ps.2,810 million, of principal amount of the 7.625% Notes due 2007, which we issued in October 1997.

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

The syndicated loan is due in two installments:  U.S.$50 million in December 2004 and U.S.$250 million in December 2005.  There is a committed revolving sub-limit of up to U.S.$100 million which we can repay and reborrow and which will be reduced to U.S.$75 million in December 2004.  The committed revolving sub-limit gives us additional flexibility to manage our debt.  The syndicated loan also allowed us to extend average debt maturities and substantially improve our debt profile.  We have also achieved interest expense reductions because interest rates on the new syndicated loan are more competitive than were those on the previous syndicated loan.  Prepayments to date have been applied to the principal payment due in December 2004 and as of June 18, 2004, and we have paid U.S.$40.0 million of that payment.  As of June 18, 2004, the applicable rate under this facility is LIBOR plus 1.125%.

Some of our credit agreements contain covenants that require us to maintain:

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

During 1996, Gruma Corporation entered into several sale-leaseback agreements for various production equipment located in two of its U.S. plants.  These agreements are, under Mexican GAAP, accounted for as operating leases.  Under U.S. GAAP, these arrangements would have been accounted for as capital leases because a continuing involvement from the seller-lessee is present, and consequently, the risk and benefits of the property are not transferred to the buyer-lessor.  Average annual rental payments under these leases, expiring in 2011, will be approximately U.S.$3.2 million, based upon the financial statements for the year ended December 31, 2003.  Each agreement provides Gruma Corporation with a purchase option to acquire the equipment at fair market value at the expiration of the leases, and also an early purchase option, which permits Gruma Corporation to acquire the equipment at fair market value approximately three-quarters of the lease term.

As of December 31, 2003, we had total cash and cash equivalents of Ps.370 million, including Ps.1 million in restricted cash (U.S. dollars currency).  Restricted cash is comprised primarily of undistributed proceeds from tax-exempt industrial development bonds issued by Gruma Corporation held by a trustee available for future purchases of certain plants and equipment.

The following table presents our amortization requirements with respect to our total indebtedness as of June 18, 2004.

Year	In Millions of U.S. Dollars
2004	U.S.$	28
2005		255
2006		3
2007		252
2008		2
2009 and thereafter		21
Total	U.S.$	561

The following table sets forth our ratios of consolidated debt to total capitalization (i.e., consolidated debt plus total stockholders’ equity) and consolidated liabilities to total stockholders’ equity as of the dates indicated.  For purposes of these ratios, consolidated debt includes short-term debt.

Date	Ratio of Consolidated Debt to Total Capitalization	Ratio of Consolidated Liabilities to Total Stockholders’ Equity
December 31, 2002	0.36	0.84
December 31, 2003	0.33	0.81

Capital Expenditures

After years of significant growth, we are pursuing a more moderate growth strategy, which includes lower levels of capital expenditures in property, plant and equipment primarily in connection with our expansion and technology upgrades at manufacturing facilities.   In 2002, we spent U.S.$64 million on capital expenditures, primarily on technological upgrades for our production equipment.  In 2003, we spent U.S.$75 million on capital expenditures, primarily on capacity expansion and technology upgrades.  We have budgeted approximately U.S.$100 million for capital expenditures in 2004.  This includes approximately U.S.$11 million spent during the first quarter of 2004 for the expansion of corn flour and tortilla capacity, as well as general facilities maintenance, in Gruma Corporation; transportation equipment in GIMSA and PRODISA; and additional corn tortilla capacity in PRODISA.

We expect to be able to fund our capital expenditures primarily from funds from operations.  We believe that funds from operations and our current bank lines of credit will be sufficient to meet our anticipated capital expenditures through the end of this year.

U.S. GAAP RECONCILIATION

Our consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP.  See Note 20 to our audited consolidated financial statements for information relating to the nature and effect of such differences.  Mexican GAAP financial statements recognize the effects of inflation, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis.  We are not required to reverse many of the Mexican inflation accounting adjustments when reconciling Mexican GAAP to U.S. GAAP, as these adjustments provide a means of measuring the effects of price-level changes in the inflationary Mexican economy.  Accordingly, these inflation-adjusted figures are considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

Net income under U.S. GAAP amounted to Ps.207.8 million in 2001, Ps.322.2 million in 2002 and Ps.589.1 million in 2003, compared with majority net income under Mexican GAAP of Ps.361.0 million in 2001, Ps.423.7 million in 2002, and Ps.493.0 million in 2003.

Stockholders’ equity under U.S. GAAP amounted to Ps.8,920.4 million in 2002 and Ps.9,243.2 million in 2003, compared with stockholders’ equity under Mexican GAAP of Ps.12,965.6 million in 2002 and Ps.12,924.8 million in 2003.  See Note 20 to our audited consolidated financial statements for a further discussion of the adjustments under U.S. GAAP.

New Accounting Standards

New Accounting Pronouncements under Mexican GAAP

In December 2002, the Mexican Institute of Public Accountants (“MIPA”) issued Bulletin C-15, “Impairment in the Value of Long-Lived Assets and their Disposal” (“Bulletin C-15”), which is effective as of January 1, 2004. Bulletin C-15 establishes guidance for the identification of certain events that represent evidence of a potential impairment in long-lived assets, tangible and intangible. Additionally, it provides guidance for the estimation and recognition of losses for impairment and their reversal and establishes the requirements of presentation and disclosure of impairment losses and discontinued operations. Our management believes that the adoption of Bulletin C-15 will not have a significant impact on our results of operations or financial condition.

In April 2003, the MIPA issued Bulletin C-12, “Financial Instruments with Characteristics of Liabilities, Equity or Both” (“Bulletin C-12”), which is effective as of January 1, 2004. Bulletin C-12 establishes standards to classify and measure certain financial instruments with characteristics of both, liabilities and equity, as well as the disclosure requirements. Our management believes that the adoption of Bulletin C-12 will not have a significant impact on our results of operations or financial condition.

In April 2004, the MIPA issued Bulletin C-10, “Derivative financial instruments and hedge operations,” which is effective on January 1, 2005, but early adoption is encouraged.  Bulletin C-10 establishes, among other things, the characteristics of derivative financial instruments, the definition and classification of accounting models for hedge operations, the conditions to consider a financial instrument as having hedging purposes, and the recognition, valuation and disclosure guidelines for derivative financial instruments.  Our management is currently evaluating the effective date for the adoption of this standard and its effect on our results of operation and financial position.

In May 2004, the MIPA issued Bulletin B-7, “Business Acquisitions” (“Bulletin B-7”) which provides guidance for accounting of business acquisitions and investments in associated entities. Bulletin B-7 requires that all business acquisitions and investments in associates be accounted for by the purchase method of accounting, and supplements the accounting for the recognition of intangible assets as a part of a business acquisition. Upon adoption of Bulletin B-7, goodwill ceases to be amortized, and is rather tested for impairment at least annually. Bulletin B-7 also provides guidance for the acquisition of a minority interest, and for asset transfers and business acquisitions among entities under common control. Bulletin B-7 is effective for periods beginning on January 1, 2005 with early adoption encouraged. Our management is currently evaluating the effects that this Bulletin will have on our financial position and results of operations.

Recently Issued U.S. Accounting Standards

In April 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities.”  SFAS No.  149 amends and clarifies financial accounting and reporting for derivative instruments by requiring that contracts with comparable characteristics be accounted for similarly.  In particular, this statement clarifies the circumstances under which a contract with an initial net investment meets the characteristics of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform it to the language used in FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” and amends certain other existing pronouncements.  SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003.  The adoption of SFAS No. 149 did not have a material impact on the Company’s consolidated results of operations or financial condition.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. The statement requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, the statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company’s consolidated results of operations or financial condition.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an interpretation of ARB 51”.  The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIE”) and how to determine when and which business enterprise should consolidate the VIE (the “primary beneficiary”).  This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is sufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties.  In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures.  FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date.  It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003.  FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. In December 2003, the FASB redeliberated certain proposed modifications and revised FIN 46 (“FIN 46-R”). The revised provisions are applicable no later than the first reporting period ending after March 15, 2004. The Company does not expect that the adoption of FIN 46 and FIN 46-R will have a material impact on its financial statements.

RESEARCH AND DEVELOPMENT

While our business does not depend heavily on development of new technologies, we continuously engage in research and development activities that focus on, among other things: increasing the efficiency of our proprietary corn flour and tortilla production technology; maintaining high product quality; developing new and improved products and manufacturing equipment; increasing the shelf life of certain corn and wheat products; improving and expanding our information technology system; engineering, plant design and construction; and compliance with environmental regulations.  We have obtained 40 patents in the United States since 1968, five of which were obtained during the last three years.  We currently have four patents in registration.  Two of our patents are published.  Twenty-one of these patents are in force and effect as of the date hereof and the rest have expired.

During the years ended December 31, 2001, 2002 and 2003, we spent Ps.23 million, Ps.10 million, and Ps.3 million, respectively, on research and development activities.  For more information about our research and development activities, see “Item 4.  Information on the Company—Description of Business—Miscellaneous—INTASA—Technology and Equipment Operations.”

TREND INFORMATION

Our financial results will likely continue to be influenced by factors such as changes in the level of consumer demand for tortillas and corn flour, government policies regarding the Mexican tortilla and corn flour industry, and the cost of corn and wheat.  In addition, we expect our financial results in 2004 to be influenced by:

increased competition from traditional tortilla manufacturers, which could limit our ability to grow;

exchange rate fluctuations, particularly increases and decreases in the value of the Mexican peso relative to the Venezuelan bolívar and U.S. dollar;

civil and political unrest in Venezuela which may negatively affect the profitability of our Venezuelan Operations and our ability to repatriate dividends from our Venezuelan Operations; and

increases in Mexican food consumption by the non-Hispanic population in the United States as well as projected increases in Mexican food consumption in Europe and Asia, each of which could increase sales.

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

The board of directors, which was elected at the Ordinary General Shareholders’ Meeting held on April 30, 2004, currently consists of 14 directors, with each director having a corresponding alternate director.  The following table sets forth the current members of our board of directors, their ages, years of service, principal occupations, outside directorships, other business activities and experience, their directorship classifications as defined in the Code of Best Corporate Practices promulgated by a committee formed by the Mexican Entrepreneur Coordinating Board (Consejo Coordinador Empresarial), and their alternates.  The terms of their directorships are for one year or until their appointed successors take office. José de la Peña y Angelini, an alternate member of our board of directors, is also an employee of GRUMA.  Under his service contract with GRUMA, if he is terminated without cause before September 1, 2005, he is entitled to receive as severance an amount not lower than 50% of his base annual salary, including his Christmas bonus.  Jairo Senise, another alternate member of our board of directors is an employee of GRUMA as well.  Under his service contract with GRUMA, if he is terminated without cause before completing thirty-six months of service, which period ends on August 12, 2005, he is entitled to receive as severance, a lump sum payment equivalent to what he would have received for the rest of such period if he would have continue working for GRUMA, but in no event, can such sum be lower than 12 months of his monthly base salary.  No other current director or alternate director has service contracts with us providing for benefits upon termination of employment.

Roberto González Barrera	Age:	73
	Years as Director:	22
	Principal Occupation:	Chairman of the board of directors and Chief Executive Officer of GRUMA and GIMSA
	Outside Directorships:	Chairman of the board of directors of Grupo Financiero Banorte, S.A. de C.V., since 1992.
	Directorship Type:	Shareholder, related
	Alternate:	Juan A. Quiroga García

Allen Andreas	Age:	60
	Years as Director:	7

	Principal Occupation:	Chairman and Chief Executive Officer of Archer-Daniels-Midland Company
Outside Directorships:

Member of the Supervisory Board of the A.C. Toepfer International Group, Agricore United, the Trilateral Commission, and the International Council on Agriculture, Food and Trade, Member of the European Advisory Board of the Carlyle Group and a Member of advisory boards of various other business operations in Latin America, Europe and the Asia-Pacific region.

Business Experience:

Chief Financial Officer of European Operations and Vice President and Counsel to the Executive Committee of Archer-Daniels-Midland Company. Attorney for the United States Treasury Department, and member of the Bar of the State of Colorado and the American Bar Association.

	Directorship Type:	Shareholder, independent
	Alternate:	David J. Smith

Juan Antonio González Moreno	Age:	46
	Years as Director:	1
	Principal Occupation:	Senior Vice President of Special Projects at the tortilla business of Gruma Corporation
	Business Experience:	Several management positions within GRUMA, including President of the corn flour operations of Gruma Corporation and Chief Operating Officer of GIMSA.
	Directorship Type:	Related
	Alternate:	Jairo Senise

Roberto González Moreno	Age:	52
	Years as Director:	17
	Principal Occupation:	Chairman of the board of directors of Corporación Noble, S.A. de C.V., and Noble Marketing International, Inc.
	Other Directorships:	Member of the Board of GIMSA and Banco Mercantil del Norte, S.A.
	Business Experience:	Several management positions within GRUMA, including Chief Operating Officer of GIMSA and Director of GRUMA’s former Fast Food Division. President of RGM Inc., Exportaciones El Parián, S.A.
	Directorship Type:	Related
	Alternate:	José de la Peña y Angelini

Carlos Hank Rhon	Age:	56
	Years as Director:	10
	Principal Occupation:	Chairman of Grupo Financiero Interacciones, S.A. de C.V.
	Outside Directorships:	Chairman of Grupo Hermes, S.A. de C.V.
	Business Experience:	Grupo Financiero Interacciones, S.A. de C.V., Grupo Hermes S.A. de C.V., The Laredo National Bank, South Texas National Bank and Chairman of Mercedes Benz México, S.A. de C.V.
	Directorship Type:	Related
	Alternate:	Gerardo S. Vargas Ateca

Roberto Hernández Ramírez	Age:	62
	Years as Director:	9
	Principal Occupation:	Chairman of the board of directors of Banco Nacional de México, S.A. and Acciones y Valores de Mexico, S.A. de C.V.
	Outside Directorships:	Member of the board of directors of Grupo Televisa, S.A. de C.V., Ingenieros Civiles Asociados, S.A. (ICA), Grupo Modelo, S.A. de C.V.

Business Experience:

Chief Executive Officer of Banco Nacional de México, S.A. and Grupo Financiero Banamex-Accival, S.A. de C.V., Chairman of the board of directors of Grupo Financiero Banamex-Accival, S.A. de C.V., Chairman of the Mexican Stock Exchange, Chairman of the Mexican Banking Association, Member of the board of directors of Teléfonos de México, S.A. de C.V.

	Directorship Type:	Independent
	Alternate:	Esteban Malpica Fomperosa

Juan Manuel Ley López	Age:	71
	Years as Director:	10
	Principal Occupation:	Chairman of Casa Ley, S.A. de C.V.
Outside Directorships:

Chairman of the Sinaloa-Baja California Consultant Council of Grupo Financiero Banamex-Accival and the National Association of Supermarket and Retail Stores (ANTAD), and member of the board of directors of Grupo Financiero Banamex Accival, S.A. de C.V. and Telefonos de Mexico, S.A. de C.V.

	Business Experience:	Chief Executive Officer of Casa Ley, S.A. de C.V., consultant and instructor for junior business management at “Junior Business Management Institute” (ICAMI-SINALOA)
	Directorship Type:	Independent
	Alternate:	Francisco Villarreal Vizcaíno

Eduardo Livas Cantú	Age:	61
	Years as Director:	18
Principal Occupation:

Consultant on financial and strategic issues and mergers and acquisitions, Member of the Board of GIMSA, Chairman and Member of the audit committee of GRUMA and Member of the audit committee and risk policy committee of Grupo Financiero Banorte, S.A. de C.V.

	Outside Directorships:	Member of the board of directors of Grupo Financiero Banorte, S.A. de C.V., and Banco Mercantil del Norte, S.A., Bancentro, S.A. de C.V. and GIMSA.
	Business Experience:	Several positions within GRUMA including Chief Financial Officer, President of Gruma Corporation, Chief Executive Officer of GRUMA and GIMSA
	Directorship Type:	Independent
	Alternate:	Alfredo Livas Cantú

Román Martínez Méndez	Age:	66
	Years as Director:	2
	Principal Occupation:	President of Internal Auditing of Grupo Financiero Banorte, S.A. de C.V.
	Outside Directorships:	Member of the board of directors of GIMSA, Grupo Calider, S.A. de C.V., Operadora de Fondos de Inversión, S.A. de C.V.
	Business Experience:	Several management positions within GRUMA, including Chief Internal Auditing Officer and Vice-President of Controllership and Auditing
	Directorship Type:	Related
	Alternate:	Raúl Cavazos Morales

Paul B. Mulhollem	Age:	54
	Years as Director:	2
	Principal Occupation:	President and Chief Operating Officer of Archer-Daniels-Midland Company.
	Outside Directorships:	Member of Agricore United, A.C.Toepfer International, National Future Farmers of America and the Carle Foundation

	Business Experience:	Several management positions within Archer-Daniels-Midland Company, including Group Vice President and Senior Vice President of Archer-Daniels-Midland Company’s Global Grain Operations
	Directorship Type:	Shareholder, independent
	Alternate:	Douglas J. Schmalz

Bernardo Quintana Isaac	Age:	62
	Years as Director:	9
	Principal Occupation:	Chairman of the board of directors of Empresas ICA, Sociedad Controladora.
	Outside Directorships:	Member of the board of directors of Teléfonos de México, S.A. de C.V., Cementos Mexicanos, S.A. de C.V., Grupo Carso, S.A. de C.V.
	Business Experience:	Executive Vice President and Vice President of the Tourist and Urban Development Division for Grupo ICA
	Directorship Type:	Independent
	Alternate:	Diego Quintana Kawage

Alfonso Romo Garza	Age:	53
	Years as Director:	10
	Principal Occupation:	Chairman and Chief Executive Officer of Savia, S.A. de C.V. and Seminis Inc., Chairman of ING Mexico.
Outside Directorships:

Member of board of Cementos Mexicanos, S.A. de C.V., Nacional de Drogas, Grupo Comercial Chedraui, Member of World Bank’s External Advisory Board for Latin America and the Caribbean, member of the board of directors of Donald Danforth Plant Science Center.

	Business Experience:	Director of Strategic Planning and Corporate Development of Visa-Femsa. Founder of Pulsar International, S.A. de C.V.
	Directorship Type:	Independent
	Alternate:	Adrián Rodríguez Macedo

Adrián Sada González	Age:	59
	Years as Director:	10
	Principal Occupation:	Chairman of the board of directors of Vitro, S.A. de C.V.
Outside Directorships:

Member of the board of directors of ALFA, S.A. de C.V., Cydsa, S.A. de C.V., and Regio Empresas S.A. de C.V., member of the Latin American Executive Board for the University of Pennsylvania’s Wharton School of Finance.

	Business Experience:	President of the Administrative Board of Grupo Financiero Serfin, S.A. de C.V.
	Directorship Type:	Independent
	Alternate:	Manuel Güemes de la Vega

Javier Vélez Bautista	Age:	47
	Years as Director:	2
	Principal Occupation:	Managing Director of Value Link Strategic Management.
Outside Directorships:

Member of the board of directors of GIMSA, Alternate member of Grupo Financiero Banorte, S.A. de C.V. and Banco Mercantil del Norte, S.A. Member of the audit committees of GIMSA and Grupo Financiero Banorte, S.A. de C.V. Member of the risk management committee of Grupo Financiero Banorte, S.A. de C.V.

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

Senior Management

The following table sets forth our executive officers, their ages, years of service, current positions, and prior business experience:

Roberto González Barrera	Age:	73
	Years as Executive Officer:	55
	Years at GRUMA:	55
	Current Position:	Chairman of the board of directors and Chief Executive Officer of GRUMA
	Other Positions:	Chief Executive Officer and Chairman of the board of directors of GIMSA, Chairman of the board of directors of Grupo Financiero Banorte, S.A. de C.V.

Rafael Abreu	Age:	35
	Years as Executive Officer:	Since April 2004
	Years at GRUMA:	8
	Current Position:	President, Gruma Centroamérica.
	Business Experience:	Several positions within Gruma Centroamérica, including Vice President of the corn flour and tortilla operations

Leonel Garza Ramírez	Age:	54
	Years as Executive Officer:	5
	Years at GRUMA:	18
	Current Position:	Chief Procurement Officer.
	Business Experience:	Manager of Quality and Corn Procurement and Vice President of Corn Procurement at GRUMA.

Roberto González Alcalá	Age:	40
	Years as Executive Officer:	2
	Years at GRUMA:	9
	Current Position:	Chief Operating Officer of GRUMA’s Mexican Operations (GIMSA, Molinera de México and PRODISA).
	Business Experience:

Several positions within GRUMA’s Central American operations, including Chief Operating Officer, President of the Tortilla Division in Costa Rica. President of the Corn Flour Division in Central America; experience in marketing sales and manufacturing areas.

Homero Huerta Moreno	Age:	41
	Years as Executive Officer:	2
	Years at GRUMA:	19
	Current Position:	Chief Administrative Officer.
	Business Experience:	Various positions within GRUMA including finance and administrative vice president of GRUMA Venezuela.

Enrique Orjuela Rincón	Age:	54
	Years as Executive Officer:	5
	Years at GRUMA:	5
	Current Position:	Chief Operating Officer of MONACA.

	Business Experience:

Vice President and Chief Executive Officer of Coca-Cola Services in Venezuela, Chief Executive Officer of Kellogg’s Venezuela and Andean Region, marketing positions at Pepsi-Cola, Warner-Lambert and Quaker.

José de la Peña y Angelini	Age:	55
	Years as Executive Officer:	1
	Years at GRUMA:	1
	Current Position:	President of GRUMA’s Latin American Operations.
	Business Experience:	Executive Vice President Sales and Marketing of GRUMA, top management positions at Colgate-Palmolive, senior positions at Chrysler de México, President of the Mexico office of FCB Worldwide.

Juan Antonio Quiroga García	Age:	54
	Years as Executive Officer:	6
	Years at GRUMA:	31
	Current Position:	Chief Corporate Officer
	Other Positions:	Senior Corporate Controller of GIMSA
	Business Experience:	Vice President of Administration of Gruma Corporation, Chief Administrative and Internal Auditing Officer of GRUMA.

Felipe Rubio Lamas	Age:	46
	Years as Executive Officer:	Since August 2003
	Years at GRUMA:	21
	Current Position:	Chief Technology Officer.
	Business Experience:	Several managerial and Vice President positions within GRUMA Corporation related to manufacturing processes and design and construction of production facilities.

Jairo Senise	Age:	48
	Years as Executive Officer:	1
	Years at GRUMA:	1
	Current Position:	President and Chief Executive Officer of Gruma Corporation.
	Business Experience:

Regional Vice President and Managing Director of Europe and Eurasia and Regional Vice President of Latin America/South Africa for the Pillsbury Company/General Mills; positions at CPC International/Best Foods, S.C. Johnson and Colgate-Palmolive.

Salvador Vargas Guajardo	Age:	51
	Years as Executive Officer:	8
	Years at GRUMA:	8
	Current Position:	General Counsel.
	Other Positions:	General Counsel of GIMSA.
	Business Experience:	Positions at Grupo Alfa, Protexa and Proeza, senior partner of two law firms, including Rojas-González-Vargas-De la Garza y Asociados.

Mr. Oscar Enrique Urdaneta Finol is the Chief Operating Officer of DEMASECA since he was appointed based upon an agreement with our partners in DEMASECA.

Mr. Roberto González Alcalá is a son of Mr. Roberto González Barrera.

Statutory Auditor

Under Mexican law, a statutory auditor must be elected by our shareholders at the annual ordinary general shareholders meeting for a term of one year.  At the subsequent annual ordinary general shareholders meeting, the statutory auditor is required to review our affairs and report as to the accuracy of the financial information as presented to shareholders by the board of directors.  The statutory auditor is also authorized (i) to call ordinary general shareholders meetings, extraordinary general shareholders meetings and board of directors meetings; (ii) to place items on the agenda for general shareholders meetings and meetings of the board of directors; and (iii) to attend general shareholders meetings, meetings of the board of directors, meetings of the audit committee, and any other meetings of intermediate committees to which the board of directors delegates any activities (without the right to vote).  At the General Ordinary Shareholders’ Meeting held on April 30, 2004, Mr. Hugo Lara Silva was reelected to serve as our Statutory Auditor for one year.  His alternate is Mr. Carlos Arreola Enríquez.

Mr. Hugo Lara Silva is 64 years old.  He is a retired co-director of and partner in PricewaterhouseCoopers and was a member of the board of directors, the international executive audit committee and the general partner counsel of that firm.  Mr. Hugo Lara Silva has experience with a wide variety of businesses in the public and private sectors and has been the statutory auditor for companies such as Grupo Modelo, S.A. de C.V., Ciba-Geigy Mexicana, S.A. de C.V., El Puerto de Liverpool, S.A. de C.V., Grupo Financiero Bancomer, S.A. de C.V., Grupo Mexicano Somex, S.N.C. and Aseguradora Cuauhtémoc, S.A., among others.

Audit Committee

As required by our bylaws, an audit committee was appointed at the General Ordinary Shareholders’ Meeting held on April 30, 2004.  Members of the audit committee were selected from members of the board of directors.  The current audit committee is comprised of three members, two of whom are independent directors.  Set forth below are the names of our audit committee members, their positions within the committee, and their directorship type:

Eduardo Livas Cantú	Position:	Chairman of the Audit Committee
	Directorship Type:	Independent

Javier Vélez Bautista	Position:	Financial Expert of the Audit Committee
	Directorship Type:	Independent

Román Martínez Méndez	Position:	Member of the Audit Committee
	Directorship Type:	Related

Compensation of Directors and Senior Management

Members of the board of directors are paid a fee of Ps.14,500 for each board meeting they attend.

For 2003, the aggregate amount of compensation paid to all directors, alternate directors, the statutory auditor, executive officers and audit committee members was approximately Ps. 114.9 million (in nominal terms).  The contingent or deferred compensation reserved as of December 31, 2003 was Ps. 15.7 million (in nominal terms).

We offer an Executive Bonus Plan that is based on individual performance and on the results of our operations.  This program applies to managers, vice presidents, and executive officers.  This variable compensation can range from 15% to 32% of annual base compensation, depending upon the employee’s level.

Share Ownership

The following Directors and Senior Managers have GRUMA shares which in each case represent less than 1% of our capital stock:   Mr. Raúl Cavazos Morales, Mr. Homero Huerta, Mr. Román Martínez Méndez, Mr. Jairo Senise and Mr. Juan Antonio Quiroga García.  In addition, Mr. Roberto González Barrera owns directly and indirectly 212,401,460 shares representing approximately 47.1% of our capital stock and Mr. Juan Antonio González Moreno owns 5,758,556 shares representing approximately 1.3% of our capital stock.

EMPLOYEES

As of December 31, 2003, we had a total of approximately 15,104 employees, including unionized (5,089) and non-unionized (10,015), full- and part-time employees.  Of this total, we employed approximately 6,585 persons in Mexico, 4,947 in the United States, 1,415 in Central America, 1,898 in Venezuela and 259 in England.  Total employees for 2002 and 2001 were 14,887 and 15,585, respectively.  Of our total employees as of December 31, 2003, approximately 42% were white-collar and 58% were blue-collar.

In Mexico, workers at each of our plants are covered by a separate contract, under which salary revisions take place once each year, usually in January or February.  Non-salary provisions of these contracts are revised bi-annually.  We renewed agreements with the three unions that represent our workers in 2002 and 2003.  In the United States, Gruma Corporation has four collective bargaining agreements that represent a total of 461 workers at four separate facilities.  We renewed and ratified one collective bargaining agreement in 2003 and were in the process of negotiating a fifth contract in 2003, but an agreement could not be reached with respect to the fifth contract.  Salary reviews are done once each year, usually in March, for Mission Foods and in September for Azteca Milling L.P.  Non-salary provisions of these contracts are revised according to the terms of the particular contract.  We believe our current labor relations are satisfactory.

ITEM 7.                                                     Major Shareholders And Related Party Transactions.

MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our capital stock as of April 30, 2004 (which consists entirely of Series B Shares) with respect to Mr. González Barrera and Archer-Daniels-Midland and its affiliates, the only shareholders we know to own beneficially more than 5% of our capital stock, as well as our directors and executive officers as a group and other shareholders.  See “Item 9.  The Offer and Listing” for further discussion of our capital stock.  With the exception of Archer-Daniels-Midland’s right to appoint two members of our board of directors, and their corresponding alternates, the major shareholders do not have different or preferential voting rights with respect to those shares they own.

Name	Number of Series B Shares	Percentage of Outstanding Shares
Roberto González Barrera (1)	212,401,460	47.1%
Archer-Daniels-Midland (2)	130,901,630	29.1%
Directors and Officers as a Group	6,842,308	1.5%
Other shareholders	100,314,345	22.3%

Total	450,459,743	100.0%

(1)          The shares beneficially owned by Mr. González Barrera include:  182,375,664 shares held directly by Mr. González Barrera; and 30,025,796 shares held by him through a Mexican corporation jointly owned with Archer-Daniels-Midland and controlled by him.

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

Mr. González Barrera controls approximately 52.6% of our capital stock and therefore has the power to elect a majority of our 14 directors.  In addition, under Mexican law, any holder or group of holders representing 10% or more of our capital stock may elect one Director.  Under our bylaws and the Archer-Daniels-Midland association, as long as Archer-Daniels-Midland owns at least 20% of our capital stock, it will have the right to designate two members of our board of directors and their corresponding alternates.

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

With the exception of a number of direct and indirect purchases of shares by Mr. González Barrera from 2000 through 2003 which, in the aggregate, increased his ownership by 7,952,503 shares, we are not aware of any significant changes in the percentage ownership of any shareholders which held 5% or more of our outstanding shares during the past three years.

RELATED PARTY TRANSACTIONS

Transactions with Subsidiaries

The transactions set forth below were made in the ordinary course of business since we operate as a central treasurer for our subsidiaries.

We periodically enter into short-term credit arrangements with our subsidiaries, where we provide them with funds for working capital at market interest rates.

When GIMSA has excess cash, GIMSA makes loans to us.   At their peak on June 1, 2004, these loans reached the amount of Ps.1,097 million in nominal terms.  As of June 18, 2004, we owed GIMSA Ps.801 million.  The average interest rate for this year has been 7.5%.

MONACA has made loans to us which, at their peak on October 30, 2000, reached the amount of U.S.$28.6 million.  As of June 18, 2004, we did not have any outstanding balance with MONACA.

In September 2001, Gruma Corporation started to make loans to us which, at their peak on July 2, 2003, reached the amount of U.S.$60.3 million.  As of June 18, 2004, we owed Gruma Corporation U.S.$56.0 million.  The average interest rate for this year has been 1.8%.

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

During 2001, 2002 and 2003, we purchased U.S.$90 million, U.S.$84 million and U.S.$111 million, respectively, of inventory from Archer-Daniels-Midland Corporation, a shareholder, at market rates and terms.

Other Transactions

We have loans outstanding to the controlling shareholder and related parties which, at their peak on December 31, 2002, aggregated Ps.176.8 million.  These loans were made for personal purposes.  All of these loans bear interest at market rates.  As of June 18, 2004, the aggregate amount outstanding under these loans was Ps.3.0 million.

We own approximately an 10.86% interest in GFNorte, a Mexican financial institution.  In the normal course of business, we obtain financing from GFNorte’s subsidiaries at market rates and terms.  The highest outstanding loan amount in dollars has been U.S.$36 million with an average interest rate of 7.7% in February 2001.  The highest outstanding amount in pesos has been Ps.162 million with an average interest rate of 8.9% in December 2003.  As of June 18, 2004, we did not owe any amounts to GFNorte or its subsidiaries.

ITEM 8.                                                     Financial Information.

See “Item 18.  Financial Statements.”  For information on our dividend policy, see “Item 3.  Key Information—Dividends.”  For information on legal proceedings related to us, see “—Legal Proceedings.”

LEGAL PROCEEDINGS

In the ordinary course of business, we are party to various legal proceedings, none of which has had or we reasonably expect will have a material adverse effect on us.

StarLinkTM Litigation

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

K-MAC Enterprises, Inc.; Russ Taco, Inc.; Dar-Taco, Inc.; T.B. Barrett, Inc.; McLean Foods, Inc.; and Heartland Bells, Inc.; on their own behalf and on behalf of similarly situated Taco Bell franchisees throughout the United States v. Aventis CropScience U.S.A. Holding, Inc.; Aventis CropScience USA, Inc.; Aventis CropScience USA, LP; Advanta, USA, Inc. (f/k/a Garst Seed Company); Gruma-ADM, Inc.; and Azteca Milling.  This lawsuit was filed on June 12, 2002, in the Circuit Court of Sebastian County, Arkansas, as a national class action seeking to recover profits alleged to have been lost by all Taco Bell franchisees in the United States because of the public’s fear that Taco Bell products may have contained StarLinkTM corn.  Plaintiffs also sought punitive damages.  A settlement agreement has been reached by the parties and has been approved by the court.

Southern Multifoods, Inc.; Metroplex Multifoods, Inc.; Plaza Dine, Inc.; Kurani International, Inc.; and Mallen Co. v. Aventis CropScience USA Holding, Inc.; Aventis CropScience USA, Inc.; Aventis CropScience USA, LP; Advanta USA, Inc./Garst Seed Company; Gruma Corporation; and Azteca Milling.  This lawsuit was filed on November 30, 2001, in the District Court of Hidalgo County, Texas, 275th Judicial District.  This lawsuit is brought by Taco Bell franchisees in Texas seeking to recover lost profits allegedly suffered because of the public’s fear that StarLinkTM corn may have been used in these franchisees’ taco products made with ingredients furnished by Azteca Milling.  A settlement agreement has been reached by the parties and has been approved by the court.

Paradise Foods, Inc.; Paradise Foods II, Inc.; Bayou Bells, LLC; Paradise-Byrne Corp.; Jaguar Bells, LLC; Bells and Whistles, LLC; Border Masters, Inc.; Carolina Coastal Foods, Inc.; John O’Brien; West Quality Food Service, Inc.; East More Tacos, Inc.; and Tricon Global Restaurants, Inc. v. Aventis CropScience USA Holding, Inc.; Aventis CropScience USA, LP; Aventis CropScience USA, Inc.; Advanta USA, Inc. (f/k/a Garst Seed Company); Gruma Corporation; Azteca Milling and Archer-Daniels-Midland Company.  This lawsuit was filed on October 15, 2001, in the Circuit Court for Jones County, Mississippi, and subsequently was removed to the United States District Court for the Southern District of Mississippi, Hattiesburg Division.  The lawsuit is now back in the Circuit Court for Jones County, Mississippi.  This suit is brought by Taco Bell franchisees seeking to recover lost profits allegedly suffered because of the public’s fear that StarLinkTM corn may have found its way into the plaintiff’s taco products through ingredients furnished by Azteca Milling.  Plaintiffs have filed a motion to remand the case to state court, and the motion to remand is pending.  A settlement agreement has been reached by the parties and has been approved by the court.

Antitrust Lawsuits

Eighteen manufacturers of tortillas and other processed food products have brought three related antitrust lawsuits against Gruma Corporation and Azteca Milling in the United States District Court for the Southern District of Texas, Galveston Division.  The three suits are: (1) El Aguila Food Products, Inc., et al. v.  Gruma Corporation, et al.; No. G-01-434, in the United States District Court for the Southern District of Texas, Galveston Division; (2) Gilbert Moreno Enterprises, Inc., et al. v. Gruma Corporation, et al.; C.A. No. G-01-546, in the United States District Court for the Southern District of Texas, Galveston Division; and (3) Capistran, Inc., et al. v. Gruma

Corporation, et al.; No. G-02-100, in the United States District Court for the Southern District of Texas, Galveston Division.  These three lawsuits have been consolidated into El Aguila Food Products, Inc., et al. v.  Gruma Corporation, et al. which, on January 10, 2003, was transferred to the United States District Court for the Southern District of Texas, Houston Division.  The plaintiffs allege that the defendants, including Gruma Corporation and Azteca Milling, conspired with retailers to restrain trade in the retail sale of tortillas in Texas, California, Arizona and Michigan, used market power to exclude plaintiffs from the retail tortilla market, and otherwise competed unfairly.  The plaintiffs seek damages, including treble damages, “greatly in excess of U.S.$1 million per Plaintiff,” as well as injunctive relief.  In December 2003, the trial court, after four weeks of trial, dismissed the suit as being without merit.  Plaintiffs have filed an appeal.  We intend to continue vigorously defending this lawsuit.

On May 26, 2004, an individual filed an antitrust lawsuit against Gruma Corporation and five named retailers, asking that a consumer, indirect-purchaser class action be certified and alleging that Gruma and the retailers have violated the California antitrust and unfair competition statutes by entering into contracts and conspiracies restraining competition in the sale of tortillas in Southern California.  The plaintiff seeks equitable relief and an unspecified amount of total damages.  The suit, Diaz v. Gruma Corporation et al., case no. BC 316086, was filed in California Superior Court in the County of Los Angeles.  The case is in the early stages and no discovery has yet been pursued.  We intend to continue vigorously defending this lawsuit.

Water Discharge Assessments

Certain subsidiaries of GIMSA have been notified by the Comisión Nacional del Agua (“Water National Commission” or “CNA”) of assessments due to CNA from different years amounting to Ps 24.9 million plus related penalties and surcharges of Ps 172.2 million. These assessments mainly derive from CNA charges of sewage water being discharged underground through the sprinkler systems on the grounds of those subsidiaries. The subsidiaries have asserted the legal defense allowed by law in order to annul these assessments. The Company has received a favorable judicial resolution for one of these assessments amounting to Ps 6.5 million plus its related penalties and surcharges of Ps.32.7 million.  According to the Company’s lawyers, a reasonable basis exists in order to obtain a favorable resolution of the rest of the claimed assessments, because, among other things, the water was previously treated, it was not discharged on public property of the Nation and does not contaminate aquiferous layers or the underground soil.  See Note 11A to our consolidated financial statements.

Mexican Tax Claim

The Mexican tax authorities have disallowed the asset tax reported in our 1995 and 1996 tax returns.  The authorities claim we owe Ps.547.1 million, including related surcharges and penalties.  We have brought a proceeding for annulment of such disallowance notice and are vigorously defending the claim.

Venezuelan Tax Claim

The Venezuelan tax authorities have made certain assessments to Molinos Nacionales, C.A., one of our Venezuelan subsidiaries related to income tax returns for 1998 and 1999 which amounted to Ps.92.6 million plus tax credits presumable omitted for Ps.0.5 million.  The resolution of these claims will be assumed by the previous shareholder from whom we brought this subsidiary pursuant to the terms of the purchase agreement.

ITEM 9.                                                     The Offer And Listing.

TRADING HISTORY

Our Series B Shares have been traded on the Bolsa Mexicana de Valores, S.A. de C.V., or Mexican Stock Exchange, since 1994.  The ADSs, each representing four Series B Shares, commenced trading on the New York Stock Exchange in November 1998.  On December 31, 2003, there were 450,133,443 outstanding Series B Shares, (of which 72,549,884 Series B Shares were represented by 18,137,471 ADSs held by 5 record holders in the United States).

PRICE HISTORY

The following table sets forth, for the periods indicated, the annual high and low closing sale prices for the Series B Shares and the ADSs as reported by the Mexican Stock Exchange and the New York Stock Exchange, respectively.

	Mexican Stock Exchange		NYSE
	Common Stock		ADS(2)
	High	Low	High	Low
	(Ps. per share(1))		(U.S.$ per ADS)
Annual Price History
1999	25.60	8.66	10.33	3.86
2000	14.20	6.80	6.25	2.88
2001	8.50	6.00	3.60	2.60
2002	13.00	8.00	5.70	3.50
2003	15.30	9.20	5.62	3.20
Quarterly Price History
2002
1st Quarter	10.00	8.00	4.94	3.50
2nd Quarter	13.00	10.60	5.70	4.47
3rd Quarter	11.15	10.50	4.60	4.05
4th Quarter	10.70	9.60	4.20	3.65
2003
1st Quarter	10.10	9.20	3.82	3.20
2nd Quarter(3)	10.80	9.38	4.11	3.45
3rd Quarter	15.05	11.00	5.62	4.09
4th Quarter	15.30	14.20	5.59	4.80
2004
1st Quarter	18.90	15.70	7.00	5.40
2nd Quarter	19.70	18.90	6.95	6.60
Monthly Price History
December 2003	15.30	14.20	5.34	4.80
January 2004	18.45	15.70	6.60	5.40
February 2004	18.75	17.80	6.78	6.55
March 2004	18.90	18.00	7.00	6.60
April 2004	19.70	18.90	6.95	6.80
May 2004	19.70	19.00	6.90	6.60
June 2004(3)	19.34	18.90	6.70	6.63

(1)                                  Pesos per share reflect nominal price at trade date.
(2)                                  Price per ADS in U.S.$; one ADS represents four Series B Shares.
(3)                                  Through June 18, 2004.

On June 18, 2004, the reported last sale price of the B Shares on the Mexican Stock Exchange was Ps.19.0 per B Share and the reported last sale price of the ADSs on the New York Stock Exchange was U.S.$6.70 per ADS.

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

As of June 1, 2001, the Mexican Securities Law requires issuers to increase the protections offered to minority shareholders and to impose corporate governance controls on Mexican listed companies in line with international standards.  The Mexican Securities Law expressly permits Mexican listed companies, with prior authorization from the CNBV, to include in their bylaws antitakeover defenses such as shareholder rights plans, or poison pills.  We amended our bylaws to include certain of these protections at our Extraordinary Shareholders’ Meeting held on December 4, 2003.  See “Additional Information—Bylaws—Antitakeover Protections.”

ITEM 10.                                              Additional Information.

BYLAWS

Set forth below is a brief summary of certain significant provisions of (1) our bylaws, as amended by our Extraordinary Shareholders’ Meeting held on December 4, 2003 to comply with recent changes to Mexican Securities regulations, and (2) Mexican law.  This description does not purport to be complete and is qualified by reference to our bylaws, which have been filed as an exhibit to this Annual Report.

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

Our bylaws provide that the board of directors is required to approve: (i) related party transactions other than those occurring in the ordinary course of business; (ii) purchases of 10% or more of our corporate assets; (iii) guarantees for more than 30% of our corporate assets; (iv) any of the aforementioned transactions when they are to be carried out by any of our subsidiaries; and (v) any other transaction, different from the aforementioned, the value of which represents more than 1% of our corporate assets.  This approval is non-delegable.

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

Under our bylaws and in accordance with applicable law, we are required to have an audit committee comprised of directors, of which at least the majority of whom must be independent directors, including the Chairman.  Members are appointed at the annual ordinary general shareholders’ meeting, hold office for one year and will continue their duties until their successors take their positions.  Members shall receive such compensation set at the ordinary general shareholders’ meeting.  The audit committee is empowered to: (i) prepare an annual report of its activities and render it to the board of directors; (ii) issue opinions with respect to related party transactions that the Company intends to carry out outside of its ordinary course of business as well as to issue opinions with respect to (a) related party transactions that the subsidiaries of the Company intend to carry out outside of the ordinary course of business or (b) transactions that may imply a commitment of its assets under the terms of section IV, paragraph (d) of Article 14-Bis-3 of the Mexican Securities Law; (iii) make proposals relating to the hiring of independent experts, if necessary, so that such experts can issue their opinions with respect to related party transactions; (iv) propose to the board of directors candidates for the external auditor position and the conditions pursuant to which they will be hired; (v) revise our financial information and arrange the issuance process for the same; (vi) contribute to the definition of the general guidelines of the internal control system, assess its effectiveness, as well as coordinate and evaluate the annual internal audits and the activities performed by our internal and external auditors and the statutory auditors; (vii) verify that we have the necessary mechanisms to ensure that we are in compliance with applicable laws and inform the board of directors in this respect; and (viii) perform other functions as set forth or deriving from applicable legal provisions to which the Company may be subject.  Our statutory auditors will be called to all meetings held by the audit committee.

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

General shareholders’ meetings may be ordinary meetings or extraordinary meetings.  Extraordinary general shareholders’ meetings are called to consider matters specified in Article 182 of the Mexican Companies Law, including, principally, changes in the authorized fixed share capital and other amendments to the bylaws, the issuance of preferred stock, liquidation, mergers and spin-offs, changes in the rights of security holders, and transformation from one corporate form to another.  All other matters may be considered at ordinary general shareholders’ meetings.  Ordinary general shareholders’ meetings must be called to consider and approve matters specified in Article 181 of the Mexican Companies Law, including, principally, the appointment of the members of the board of directors and the statutory auditor, the compensation paid to the directors and statutory auditor, the distribution of our profits for the previous year, and the annual reports presented by the board of directors and the statutory auditor.

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

Notice of shareholders’ meetings must be published in the Official Gazette of the State of Nuevo Léon or in a newspaper of general circulation in Monterrey, Nuevo Léon at least 15 days prior to the meeting.  Shareholders’ meetings may be held without such publication provided that 100% of the outstanding shares are represented.  Shareholders’ meetings must be held in Monterrey, Nuevo Léon .

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

Preemptive Rights

Except in certain limited circumstances, in the event of a capital increase through the issuance of shares for payment in cash or in kind, a holder of existing shares of a given series at the time of the capital increase has a preferential right to subscribe for a sufficient number of new shares of the same series to maintain the holder’s existing proportionate holdings of shares of that series.  Preemptive rights must be exercised within the period and under the conditions established for such purpose by the shareholders at the corresponding shareholders’ meeting.  Under Mexican law and our bylaws, the exercise period may not be less than 15 days following the publication of notice of the capital increase in the Official Gazette of the State of Nuevo Léon or following the date of the shareholders’ meeting at which the capital increase was approved if all shareholders were represented; otherwise such rights will lapse.

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

Redemption of our variable capital stock is made at the lower of (i) 95% of the weighted average share price as quoted on the Mexican Stock Exchange for the last 30 days in which our shares were traded, in a period not greater than six months, prior to the effective date of the redemption, or (ii) the book value per variable capital share, calculated from our balance sheet (as approved at an ordinary general shareholders’ meeting) for the fiscal year immediately prior to the fiscal year in which the redemption is to become effective. If the number of days in which our shares have traded during the period referred to above is less than 30, then only the actual number of days in which our shares have traded during such period will be taken into account.  If shares have not been exchanged during such period, then the tender offer shall be made at a price equal to at least the book value of the shares.  Any such amount to be paid by us would become due on the day following the ordinary general shareholders’ meeting referred to in clause (ii) above.

Appraisal Rights

Under Mexican law, whenever the shareholders approve a change of corporate purpose, change of our nationality or transformation from one type of corporate form to another, any shareholder entitled to vote on such change or transformation who has voted against it has the right to tender its shares and receive the amount attributable to its shares, provided such shareholder exercises its right to withdraw within 15 days following the adjournment of the meeting at which the change or transformation was approved.  Under Mexican law, the amount which a withdrawing shareholder is entitled to receive is equal to its proportionate interest in our capital stock according to our most recent balance sheet approved by an ordinary general shareholders’ meeting.  The reimbursement may have certain tax consequences.

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

Repurchase in the Event of Delisting

If the registration of our common shares in the Securities Section of the Registro Nacional de Valores (National Registry of Securities, or RNV) is canceled, whether at our request or by the CNBV, under our bylaws and CNBV regulations the shareholders holding the majority of our common shares or who are otherwise able to impose, by any means, decisions at the general shareholders’ meetings or able to appoint the majority of the directors of our board of directors, shall be obligated to make a tender offer to purchase all of our shares prior to the cancellation.  Such tender offer shall be made at least at the greater price of the following: (i) the closing sale price of such shares on the Mexican Stock Exchange, under the terms of the following paragraph, or (ii) the book value of the shares according to the most recent quarterly report submitted to the CNBV and to the Mexican Stock Exchange prior to the commencement of the offer.  As set forth in the last paragraph of this subsection below, the tendering shareholder(s) may request approval from the CNBV to use different criteria to determine the price of the shares, in which case, the most recent financial information of the Company shall be taken into account.

The quoted share price on the Mexican Stock Market referred to in the preceding paragraph shall be the weighted average share price as quoted on the Mexican Stock Exchange for the last 30 days in which our shares were traded, in a period not greater than six months, prior to the date of the offer.  If the number of days in which our shares have traded during the period referred to above is less than 30, then only the actual number of days in which our shares have traded during such period will be taken into account.  If shares have not been exchanged during such period, then the tender offer shall be made at a price equal to at least the book value of the shares.

If the tender offer refers to more than one series of stock, the weighted average price referred to in the preceding paragraph shall be calculated for each series of stock to be cancelled, and the price for the tender offer of all of the series shall be the greatest of such averages.

Within five business days of the commencement of the tender offer, the board of directors shall disclose its opinion in connection with the reasonableness of the price of such offer, taking into consideration (i) the interests of the minority shareholders in order to comply with the terms of the second paragraph of Article 16 of the Mexican Securities Law, and (ii) an opinion of the audit committee.  If the board of  directors’ and audit committee’s opinions are conflicting, then the audit committee’s opinion shall be disclosed.  If the board of directors has a potential conflict of interest, then the opinion of the board of directors shall be accompanied with an opinion issued by an independent expert selected by the audit committee in which special emphasis is to be made to protect the interests of the minority shareholders.

The holders of the majority of our common shares, or whoever is otherwise able to, by any means, (i) impose resolutions at the general shareholders’ meetings, or (ii) appoint the majority of the directors of our board of directors, shall be under no obligation to make the tender offer to purchase all of our shares prior to the cancellation of the registry if: (i) they have the consent of the holders of at least 95% of our outstanding common shares, by  a resolution at a shareholders’ meeting, and (ii) the aggregate amount offered for the securities in the market is less than 300,000 investment units (UDIs); provided, however that, in order to obtain the cancellation from the RNV, (x) the trust referred to in the following paragraph must be executed, and (y) notice of such cancellation and of the execution of the trust shall be made through the appropriate means established by the CNBV.

In the event the shareholders making the tender offer are not able to purchase 100% of our outstanding common shares, then prior to the cancellation of our common shares in the Securities Section of the RNV, they shall execute a trust, for a minimum term of six months, in order to provide sufficient monetary resources to purchase the remaining outstanding common shares at the same tender offer price.

The shareholders required to make the tender offer referred to above may request the approval from the CNBV to use different criteria to determine the price of the shares. The CNBV shall take into account our financial situation in considering whether to grant such approval.  In requesting such approval, the following must be submitted to the CNBV:  (i) a resolution of the board of directors approving such request, (ii) a favorable opinion of the audit committee addressing the reasons why it deems appropriate the use of a different price, and (iii) a report from an independent expert indicating that the price is consistent with the terms of Article 16 of the Mexican Securities Law.

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

In addition, under the U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the Exchange Act, including the proxy solicitation rules, the rules requiring disclosure of share ownership by directors, officers and certain shareholders.  We are also exempt from certain of the corporate governance requirements of the New York Stock Exchange, including the requirements concerning audit committees and independent directors.  A summary of significant ways in which our corporate governance standards differ from the those followed by U.S. domestic companies under NYSE listing standards is available on our website at www.gruma.com.

Antitakeover Protections

Our bylaws provide that, subject to certain exceptions as explained below, prior written approval from the board of directors shall be required for any person (as defined hereunder), or group of persons to acquire, directly or indirectly, any of our common shares or rights to our common shares, by any means or under any title whether in a single event or in a set of consecutive events, such that its total shares or rights to shares would represent 5% or more of our outstanding shares.

Prior approval from the board of directors must be obtained each time such ownership threshold (and multiples thereof) is intended to be exceeded, except for persons who, directly or indirectly, are competitors (as such term is defined below) of the Company or of any of its subsidiaries, who must obtain the prior approval of the board of directors for future acquisitions where a threshold of 2% (or multiples thereof) of our common shares is intended to be exceeded.

Pursuant to our bylaws, a “person” is defined as any natural person, corporate entity, trust or similar form of venture, vehicle, entity, corporation or economic or mercantile association or any subsidiaries or affiliates of any of the former or, as determined by the board of directors, any group of persons who may be acting jointly, coordinated or as a whole; and a “competitor” is defined as any person engaged, directly or indirectly, in (i) the business of production and/or marketing of corn or wheat flour, and/or (ii) any other activity carried on by the Company or by any of its subsidiaries or affiliates.

Persons that acquire our common shares in violation of these requirements will not be considered the beneficial owners of such shares under our bylaws and will not be able to vote such shares or receive any dividends, distributions or other rights in respect of these shares.  In addition, pursuant to our bylaws, these holders will be obligated to pay us a penalty in an amount equal to the greater of (i) the market value of the shares such party acquired without obtaining the prior approval of the board of directors and (ii) the market value of shares representing 5% of our capital stock.

Board Notices, Meetings, Quorum Requirements and Approvals.  To obtain the prior approval of our board of directors, a potential acquirer must properly deliver a written application complying with the applicable requirements set forth in our bylaws.  Such application shall state, among other things:  (i) the number and class of our shares the person beneficially owns or to which such person has any right, (ii) the number and class of shares the Person intends to acquire, (iii) the number and class of shares with respect to which such Person intends to acquire any right, (iv) the percentage that the shares referred to in (i) represent of our total outstanding shares and of the class or series to which such shares belong, (v) the percentage that the shares referred to in (ii) and (iii) represent of our total outstanding shares and of the class or series to which such shares belong, (vi) the person’s identity, or in the case of an acquiror which is a corporation, trust or legal entity, its shareholders, partners or beneficiaries as well as the identity and nationality of each person effectively controlling such corporation, trust or legal entity, (vii) the reasons and purpose behind such acquisition, (viii) if such person is, directly or indirectly, a competitor of the Company or any of its subsidiaries or affiliates, and if such person has the authority to legally acquire the shares pursuant to our bylaws and Mexican law, (ix) its source of financing the intended acquisition, (x) if the Person is part of an economic group, formed by one or more of its related parties, which intends to acquire shares of our common stock or rights to such shares, (xi) if the person has obtained any financing from one of its related parties for the payment of the shares, (xii) the identity and nationality of the financial institution, if any, that will act as the underwriter or broker in connection with any tender offer, and (xiii) the person’s address for receiving notices.

Either the Chairman, the Secretary or the Alternate Secretary of our board of directors must call a meeting of the board of directors within 10 business days following the receipt of the written application.  The notices for the meeting of the board of directors shall be in writing and sent to each of the directors and their alternates at least 45 calendar days prior to the meeting.  Action by unanimous written consent is not permitted.

Any acquisition of common shares representing at least 2% or 5%, as the case may be, of our outstanding capital stock, must be approved by at least the majority of the members of our board of directors present at a meeting at which at least the majority of the members is present. Such acquisitions must be resolved by our board of directors within 60 calendar days following the receipt of the written application described above, unless the board of directors determines that it does not have sufficient information upon which to base its decision.  In such case, the board of directors shall deliver a written request to the potential acquiror for any additional information that it deems necessary to make its determination.  The 60 calendar days referred to above will commence following the receipt of the additional information from the potential acquiror.

Mandatory Tender Offers in the Case of Certain Acquisitions.  If our board of directors authorizes an acquisition of common shares which increases the acquirer’s ownership to 30% or more, but not more than 50%, of our capital stock, then the acquiror must effect its acquisition by way of a cash tender offer for a specified number of shares equal to the greater of (i) the percentage of common shares intended to be acquired or (ii) 10% of our outstanding capital stock, in accordance with the applicable Mexican securities regulations.

No approval of the board of directors will be required if the acquisition would increase the acquirer’s ownership to more than 50% of our capital stock or results in a change of control, in which case the acquiror must effect its acquisition by way of a tender offer for 100% minus one of our total outstanding capital stock, which tender shall be made pursuant to applicable Mexican laws.

The aforementioned tender offers must be made simultaneously in the Mexican and US stock markets. Furthermore, an opinion issued by the board of directors regarding any such tender offer must be made available to the public through the authorized means of communication within 10 days after commencement of the tender offer.  In the event of any tender offer, the shareholders shall have the right to hear more competitive offers.

Notices.  In addition to the aforementioned approvals, if a person increases its beneficial ownership by 1% in the case of competitors, or 2% in the case of non-competitors, written notice must be submitted to the board of directors within five days of reaching or exceeding such thresholds.

Exceptions.  The provisions of our bylaws summarized above will not apply to (a) transfers of shares by operation of the laws of succession; (b) acquisitions of shares by (i) any person who, directly or indirectly, has the authority or possibility of appointing the majority of the directors of our board of directors, (ii) any company, trusts or similar form of venture, vehicle, entity, corporation or economic or mercantile association, which may be under the control of the aforementioned person; (iii) the heirs of the aforementioned person, (iv) the aforementioned person when such person is repurchasing  the shares of any corporation, trust or similar form of venture, vehicle, entity, corporation or economic or mercantile association referred to in the item (ii) above; and (v) the Company or by trusts created by the Company; (c) any person(s) that as of December 4, 2003 hold(s), directly or indirectly, more than 20% of the shares representing the Company’s capital stock; and (d) any other exceptions provided for in the Mexican Securities Law and other legal dispositions derived from said law.

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

EXCHANGE CONTROLS

Mexican law does not restrict our ability to remit dividends and interest payments, if any, to non-Mexican holders of our securities.  Payments of dividends to equity-holders generally will not be subject to Mexican withholding tax.  See “—Taxation—Mexican Tax Considerations—Payment of Dividends.”  Mexico has had a free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994.

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

If we pay a dividend in 2004 in an amount greater than our CUFIN balance (which may occur in a year when net profits exceed the balance in such accounts), then we are required to pay a 33% income tax on an amount equal to the product of the portion of the grossed-up amount which exceeds such balance multiplied by 1.4925.

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

a citizen or resident of the United States of America;

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

Taxation of Distributions

In this discussion, the term “dividends” is used to mean distributions paid out of our current or accumulated earnings and profits (calculated for U.S. federal income tax purposes) with respect to B Shares or ADSs.  In general, the gross amount of any dividends will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder in the case of shares, or by the depositary in the case of ADSs.  Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations under the Code.  To the extent that a distribution exceeds the amount of our earnings and profits (calculated for U.S. federal income tax purposes), it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the B Shares or ADSs, and thereafter as capital gain (provided that the B Shares or ADSs are held as capital assets).  Distributions will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day that they are received by the U.S. holder in the case of shares, or by the depositary in the case of ADSs.  U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt.

Distributions of additional shares or ADSs to U.S. holders with respect to their shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Dividends paid on shares or ADSs generally will be treated for U.S. foreign tax credit purposes as foreign source passive income, or, in the case of certain U.S. holders, as foreign source financial services income.  In the event Mexican withholding taxes are imposed on such dividends, any such withheld taxes would be treated as part of the gross amount of the dividend includible in income of a U.S. holder for U.S. federal income tax purposes (to the extent of current or accumulated earnings and profits), and such taxes may be treated as a foreign income tax eligible, subject to generally applicable limitations and conditions under U.S. federal income tax law, for credit against a U.S. holder’s U.S. federal income tax liability or, at the U.S. holder’s election, for deduction from gross income in computing the U.S. holder’s taxable income.  The calculation and availability of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a U.S. holder’s particular circumstances.  In the event Mexican withholding taxes are imposed, U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits.

Qualified Dividend Income

Notwithstanding the foregoing, certain dividends received by individual U.S. holders that constitute “qualified dividend income” will be subject to a reduced maximum marginal U.S. federal income tax rate.  Qualified dividend income generally includes, among other dividends, dividends received during the taxable year from “qualified foreign corporations.”  In general, the term “qualified foreign corporation” includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory, and which includes an exchange of information program.  In addition, a foreign corporation is treated as a qualified foreign corporation with respect to any dividend paid by the corporation with respect to stock of the corporation that is readily tradable on an established securities market in the United States.  For this purpose, a share is treated as readily tradable on an established securities market in the United States if an ADR backed by such share is so traded.

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

Tax Return Disclosure Regulations

Pursuant to U.S. Treasury regulations (the “Disclosure Regulations”), any taxpayer that has participated in a “reportable transaction” and who is required to file a U.S. Federal income tax return must generally attach a disclosure statement disclosing such taxpayer’s participation in the reportable transaction to the taxpayer’s tax return for each taxable year for which the taxpayer participates in the reportable transaction.  The Disclosure Regulations provide that, in addition to certain other transactions, “loss transactions” and “transactions involving a brief asset holding period” constitute “reportable transactions.” “Loss transactions” include transactions that produce a foreign currency exchange loss in an amount equal to or in excess of certain threshold amounts.  “Transactions involving a brief asset holding period” are generally transactions resulting in the taxpayer claiming a tax credit in excess of $250,000 if the underlying asset giving rise to the credit is held by the taxpayer for 45 days or less.  U.S. holders should consult their own advisors concerning the implications of the tax return disclosure requirements in light of their particular circumstances.

Information Reporting and Backup Withholding

Dividends on, and proceeds from the sale or other disposition of, the B Shares or ADSs paid to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding at the applicable rate unless the holder:

establishes that it is a corporation or other exempt holder; or

provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that no loss of exemption from backup withholding has occurred.

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

ITEM 11.                                              Quantitative And Qualitative Disclosures About Market Risk.

The following information includes “forward-looking statements” that involve risk and uncertainties.  Actual results could differ from those presented.  All information below is presented on a Mexican GAAP basis in pesos of constant purchasing power as of December 31, 2003.

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

INTEREST RATE RISKS

We depend upon debt financing transactions, including debt securities, bank and vendor credit facilities and leases, to finance our operations.  These transactions expose us to interest rate risk, with the primary interest-rate risk exposure resulting from changes in the relevant base rates (CETES, TIIE, LIBOR and/or prime rate) which are used to determine the interest rates that are applicable to borrowings under our credit facilities.  We are also exposed to interest rate risk in connection with refinancings of maturing debt.  We had approximately U.S.$267 million (Ps.3,006 million) of fixed rate debt and approximately U.S.$309 million (Ps.3,473 million) in floating rate debt at December 31, 2003.  For a description of our debt, see Note 9 to our financial statements.

The following table sets forth, as of December 31, 2003, the interest rate and maturity profile of our debt portfolio.

	Maturity Dates
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
	(in millions of pesos of constant purchasing power as of December 31, 2003, except percentages)
Liabilities
Debt
Fixed Rate (Ps.)	13	14	15	2,827	18	119	3,006	3,145
Average Rate	7.96%	7.96%	7.96%	7.625%	7.96%	7.96%	—	—
Floating Rate (Ps.)	485	2,852	15	1	1	119	3,473	3,380
Average Rate	3.594%	2.3579%	3.388%	7.000%	7.000%	1.2487%	—	—

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

FOREIGN EXCHANGE RATE RISKS

Our net sales are denominated in U.S. dollars, Mexican pesos and other currencies.  During 2003, 48% of our revenues were generated in U.S. dollars.  In addition, as of December 31, 2003, 52% of our total assets were denominated in currencies other than Mexican pesos, particularly U.S. dollars.  A significant portion of our operations is financed through U.S. dollar-denominated debt.

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

Our primary foreign exchange rate risk relates to our substantial U.S. dollar-denominated debt for our non-U.S. subsidiaries.  As of December 31, 2003, 99% of our debt obligations was denominated in U.S. dollars.  The following table sets forth information concerning our U.S. dollar-denominated debt as of December 31, 2003.  The table does not address our U.S. dollar sales and our U.S. dollar-denominated assets.

	Expected Maturity or Transaction Date
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
	(in millions of pesos of constant purchasing power as of December 31, 2003)
U.S. dollar-denominated debt
Yankee bond				2,810			2,810	2,949
Syndicated loan	337	2,810					3,147	3,147
Private Placement		14	15	17	18	119	183	183
Bank loans	161	42	15	1	1	119	339	339

COMMODITY PRICE RISKS

The availability and price of corn and other agricultural commodities are subject to wide fluctuations due to factors outside our control, such as weather, plantings, government (domestic and foreign) farm programs and policies, changes in global demand created by population growth and global production of similar and competitive crops.  We hedge a portion of our production requirements through commodity futures contracts in order to reduce the risk created by price fluctuations and supply of corn, wheat, natural gas and soy oils which exist as part of ongoing business operations.  The open positions for hedges of purchases do not exceed the maximum production requirements for a one-year period.

During 2003, we entered into short-term hedge transactions through commodities futures contracts for a portion of our corn requirements.  These short-term hedge transactions were completed prior to December 31, 2003.  At June 25, 2004, we had open positions for corn.

As of December 31, 2003, the nominal value of our outstanding swap contracts for natural gas was U.S.$738,000.  These swap contracts relate to GIMSA exclusively.

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

As disclosed in Note 12 C to the consolidated financial statements, over the past years, we have entered into various equity swap agreements indexed to the Company’s own stock. Under Mexican GAAP, these agreements are recognized at their fair value on the balance sheet, with the difference between the initial and the year-end fair value as a component of equity. Under U.S. GAAP, the fair value of such contracts has been recognized in income due to the nature of the contractual settlement provisions. Details of the arrangements are as follows:

During 2003, we entered into five equity swap agreements with an international financial institution with respect to 22,200,000 of our own shares for a total amount of U.S.$24.3 million.  At each maturity we are required to pay a financing cost at the LIBOR rate plus an average of spread of 2.01% on the contractual amount.  The agreements mature in January, September and December of 2004. The agreement that matured in January was closed with a gain of U.S.$0.5578 per share, resulting in a total gain of U.S.$5.4 million. One of the agreements that was set to mature in September was advanced to mature in February, which closed with a gain of U.S.$0.3806 per share, resulting in a total gain of U.S.$0.9 million. For the remaining agreements that mature in September and December, the Company will pay or receive the difference between the agreed average price of U.S.$1.3624 per share and the market price.

As disclosed in Note 12 C to the consolidated financial statements, we have entered into call option agreements indexed to the Company’s own stock. Under Mexican GAAP, we have accounted for these instruments as equity and consequently, these instruments are not reflected as liabilities or assets on our balance sheet. Under U.S. GAAP, the fair value of such contracts has been recognized in income due to nature of the contractual settlement provisions. Details of the arrangements are as follows: during 2003, we entered into two call option agreements with a European international financial institution with respect to 6,405,000 of our own shares for a total amount of U.S.$5.9 million, maturing in February and May of 2004, with a zero strike price. These agreements were closed with an average gain of U.S.$0.7444 per share, resulting in a total gain of U.S.$4.8 million.

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

ITEM 14.                                              Material Modifications To The Rights Of Security Holders And Use Of Proceeds.

None.

ITEM 15.                                              Controls and Procedures.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The conclusions of our Chief Executive Officer and Chief Corporate Officer about the effectiveness of our disclosure controls and procedures, based on their evaluation of these controls and procedures as of December 31, 2003, are as follows:

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

CHANGES IN INTERNAL CONTROLS

There has been no change in our internal control over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.                                     Financial Expert

At our annual ordinary shareholders’ meeting in April 2004, our shareholders elected the following three members of the Audit Committee:  Eduardo Livas Cantú, Javier Vélez Bautista and Román Martínez Méndez and designated Javier Vélez Bautista as an “audit committee financial expert” within the meaning of this Item 16A.  Although under Mexican law the determination of the shareholders is binding on our company, our board of directors will confirm this designation at its next board meeting.

ITEM 16B.                                     Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended.  Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions as well as to our directors and other officers and employees.  Our code of ethics is available on our web site at www.gruma.com.  If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waive on our web site at the same address.

ITEM 16C.                                     Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by PricewaterhouseCoopers, during the fiscal years ended December 31, 2002 and 2003:

	Year ended December 31,
	2003		2002
	(thousands of Mexican pesos)
Audit fees	Ps.	20,484	Ps.	15,809
Audit-related fees		—		—
Tax fees		5,547		6,402
Other fees		601		3,914
Total fees	Ps.	26,632	Ps.	26,125

Audit fees.  Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers, in connection with the audit of our annual financial statements and statutory and regulatory audits.

Audit-related Fees.  Audit-related fees in the above table are the aggregate fees billed by PricewaterhouseCoopers, for financial accounting and reporting consultations.

Tax Fees.  Tax fees in the above table are fees billed by PricewaterhouseCoopers, for services based upon existing facts and prior transactions in order to document, compute, and obtain government approval for amounts included in tax filings such as value-added tax return assistance, transfer pricing documentation and requests for technical advice from taxing authorities.

Other Fees.  Other fees in the above table are fees billed by PricewaterhouseCoopers, for non-audit services.  As a percentage of total fees billed to GRUMA, other fees represent 2% and 15% for 2003 and 2002, respectively.

Audit Committee Pre-Approval Policies and Procedures

We have adopted pre-approval policies and procedures under which all audit and non-audit services provided by our external auditors must be pre-approved by the audit committee.  Any service proposals submitted by external auditors need to be discussed and pre-approved by the audit committee during its meetings, which take place at least four times a year.  Once the proposed service is approved, we or our subsidiaries formalize the engagement of services.  The approval of any audit and non-audit services to be provided by our external auditors is specified in the minutes of our audit committee.  In addition, the members of our board of directors are briefed on matters discussed in the meetings of the audit committee.

ITEM 16D.                                     Not Applicable

ITEM 16E.                                       Not Applicable

PART III

ITEM 17.                                              Financial Statements.

Not applicable.

ITEM 18.                                              Financial Statements.

See pages F-1 through F-49, incorporated herein by reference.

ITEM 19.                                              Exhibits.

Exhibit No.

1	Our bylaws (estatutos sociales) as amended through December 4, 2003, together with an English translation.

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

2(b)(3)

U.S.$300 million Loan Agreement among us, the Lenders party thereto, Bank of America, N.A., as Administrative Agent, and Banc of America Securities, LLC, as Lead Arranger and Sole Book Manager, dated as of December 18, 2002.****

4(a)(1)	Shareholders Agreement by and among us, Roberto González Barrera, Archer Daniels-Midland Company and ADM Bioproducts, S.A. de C.V., dated August 21, 1996. ***

4(a)(2)	Amendment No. 1 to Shareholders Agreement by and among us, Roberto González Barrera, Archer Daniels-Midland Company and ADM Bioproducts, S.A. de C.V., dated September 13, 1996.*

4(a)(3)	Amendment No. 2 to Shareholders Agreement by and among us, Roberto González Barrera, Archer Daniels-Midland Company and ADM Bioproducts, S.A. de C.V., dated August 18, 1999.*

4(a)(4)	Asset Contribution Agreement among Gruma Corporation, Gruma Holding, Inc., ADM Milling Co., Valley Holding, Inc., GRUMA-ADM, and Azteca Milling, L.P., dated as of August 21, 1996.***

4(a)(5)	Investment Agreement by and between us and Archer-Daniels-Midland Company, dated as of August 21, 1996. ***

7	Statement of Computation of Ratio of Earnings to Fixed Charges (Mexican GAAP and U.S. GAAP).

8	List of Principal Subsidiaries.

Exhibit No.

12(a)(1)	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 28, 2004.

12(a)(2)	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 28, 2004.

13	Officer Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 28, 2004.

*	Previously filed in Annual Report on Form 20-F (File No. 1-14852), originally filed with the SEC on July 1, 2002. Incorporated herein by reference.
**	Previously filed in Registration Statement on Form F-6 (File No. 333-9282), originally filed with the SEC on August 13, 1998. Incorporated herein by reference.
***	Previously filed in Registration Statement on Form F-4 (File No. 333-8266), originally filed with the SEC on January 28, 1998. Incorporated herein by reference.
****	Previously filed in Annual Report on Form 20-F (File No. 1-14852), originally filed with the SEC on June 30, 2003. Incorporated herein by reference.

SIGNATURE

The registrant, Gruma, S.A. de C.V., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUMA, S.A. de C.V.

/s/ Juan Antonio Quiroga García
Name: Juan Antonio Quiroga García
Title: Chief Corporate Officer

Dated: June 28, 2004

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Stockholders of Gruma, S.A. de C.V.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income,  changes in stockholders’ equity and changes in financial position present fairly, in all material respects, the financial position of Gruma, S.A. de C.V. and subsidiaries at December 31, 2002 and 2003, and the results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico. These consolidated financial statements are the responsibility of management of Gruma, S.A. de C.V.; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and generally accepted auditing standards in Mexico, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America.  The application of accounting principles generally accepted in the United States of America would have affected the determination of the consolidated net income and comprehensive income, expressed in Mexican pesos, for each of the three years in the period ended December 31, 2003, and the determination of the total consolidated stockholders’ equity, also expressed in Mexican pesos, as of December 31, 2002 and 2003. Information related to the nature and effect of such differences is presented in Note 20 to the consolidated financial statements.

PricewaterhouseCoopers

February 20, 2004

Monterrey, N.L., Mexico

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND 2003
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2003)
(Notes 1 and 2)

	2002		2003
ASSETS
Current:
Cash	Ps.	202,904	Ps.	148,913
Temporary investments (Note 2-F)	283,405		220,332
Restricted cash (Note 11-B)	1,485		1,124
Accounts receivable, net (Note 3)	2,972,753		2,733,736
Refundable taxes (Note 3)	300,830		294,630
Inventories (Note 4)	2,740,504		3,377,888
Prepaid expenses	122,203		227,214
Total current assets	6,624,084		7,003,837
Investment in common stock of associated companies (Note 5)	1,464,535		1,579,195
Property, plant and equipment, net (Note 6)	13,557,299		13,029,626
Intangible assets, net (Note 7)	931,109		812,191
Excess of cost over book value of subsidiaries acquired, net	994,632		890,039
Other assets (Note 8)	287,723		66,794
Total assets	Ps.	23,859,382	Ps.	23,381,682
LIABILITIES
Current:
Bank loans (Note 9)	Ps.	838,688	Ps.	93,327
Current portion of long-term debt (Note 9)	13,127		406,002
Trade accounts payable	1,216,673		967,845
Accrued liabilities and other accounts payable	1,521,275		1,791,028
Income taxes payable	4,654		5,091
Employees’ statutory profit sharing payable	14,104		14,265
Total current liabilities	3,608,521		3,277,558
Long-term debt (Note 9)	6,522,038		5,980,269
Deferred income taxes (Note 14)	673,266		1,037,896
Deferred employees’ statutory profit sharing (Note 14)	51,645		30,631
Other liabilities	38,339		130,515
Total long-term liabilities	7,285,288		7,179,311
Total liabilities	10,893,809		10,456,869
Contingencies and commitments (Note 11)
STOCKHOLDERS’ EQUITY
Majority interest (Note 12):
Common stock	4,209,347		4,401,973
Restatement of common stock	6,498,065		6,501,793
	10,707,412		10,903,766
Additional paid-in capital	3,096,934		3,219,200
	13,804,346		14,122,966
Deficit from restatement	(11,413,750)		(11,765,282)
Cumulative effect of a change in an accounting principle for deferred income taxes and employees’ statutory profit sharing	(192,849)		(192,849)
Retained earnings (Note 12-B):
Prior years	8,239,223		8,023,612
Net income for the year	423,662		492,974
Foreign currency translation adjustments (Note 12-D)	(679,933)		(618,936)
Total majority interest	10,180,699		10,062,485
Minority interest	2,784,874		2,862,328
Total stockholders’ equity	12,965,573		12,924,813
	Ps.	23,859,382	Ps.	23,381,682

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Expressed in thousands of Mexican pesos of constant purchasing power as of
December 31, 2003, except share and per share amounts)
(Notes 1 and 2)

	2001		2002		2003

Net sales	Ps.	20,573,402	Ps.	20,660,420	Ps.	23,041,522
Cost of sales	(12,973,861)		(12,921,388)		(14,671,572)
Gross profit	7,599,541		7,739,032		8,369,950

Selling, general and administrative expenses	(6,538,275)		(6,131,105)		(6,621,626)
Operating income	1,061,266		1,607,927		1,748,324

Comprehensive financing cost, net:
Interest expense	(728,899)		(610,566)		(531,858)
Interest income	101,179		62,147		64,680
Monetary position gain, net	195,607		173,407		188,073
Foreign exchange gain (loss), net (Note 15-A)	108,722		(283,483)		(181,667)
	(323,391)		(658,495)		(460,772)
Other income (expense), net (Note 13)	75,486		129,860		(175,018)
Income before income taxes, employees’ statutory profit sharing, equity in earnings of associated companies and minority interest	813,361		1,079,292		1,112,534
Income taxes (Note 14):
Current	(200,173)		(310,675)		(312,172)
Deferred	(99,752)		(294,051)		(363,805)
	(299,925)		(604,726)		(675,977)
Employees’ statutory profit sharing (Note 14):
Current	(15,597)		(14,116)		(14,020)
Deferred	1,469		175		18,718
	(14,128)		(13,941)		4,698
Income before equity in earnings of associated companies and minority interest	499,308		460,625		441,255
Equity in earnings of associated companies, net	69,628		174,573		235,151
Income before minority interest	568,936		635,198		676,406
Minority interest	(207,861)		(211,536)		(183,432)
Majority net income for the year	Ps.	361,075	Ps.	423,662	Ps.	492,974
Earnings per share (pesos)	Ps.	0.83	Ps.	0.95	Ps.	1.11
Weighted average shares outstanding (thousands)	433,235		446,202		445,098

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2003, except number of shares)

(Notes 1 and 2)

	Common stock (Note 12-A)			Additional				Cumulative effect of deferred income taxes and employee’s		Retained earnings (Note 12-B)				Foreign currency translation		Total				Total
	Number of shares	Amount		paid-in capital		Deficit from restatement		statutory profit sharing		Prior years		Net income for the year		adjustments (Note 12-D)		majority interest		Minority interest		stockholders’ equity
	(thousands)
Balances at December 31, 2000	438,776	10,771,607		3,039,528		(11,296,724)		(192,849)		7,513,489		268,009		222,801		10,325,861		2,799,296		13,125,157

Appropriation of prior year net income										268,009		(268,009)
Minority interest dividends																		(301,950)		(301,950)
Net purchases and sales of Company’s common stock	2,949	39,189		15,169						(45,562)						8,796				8,796
Executive stock purchase plan		(76,087)		42,992												(33,095)				(33,095)
Derivative financial operations in Company’s own stock				(13,238)						(42,789)						(56,027)				(56,027)
	2,949	(36,898)		44,923		—		—		179,658		(268,009)		—		(80,326)		(301,950)		(382,276)
Comprehensive income (loss):
Recognition of inflation effects for the year						(89,491)				301,375						211,884		(2,586)		209,298
Foreign currency translation adjustments														(627,098)		(627,098)		7,693		(619,405)
Net income for the year												361,075				361,075		205,929		567,004
Comprehensive income of the year	—	—		—		(89,491)		—		301,375		361,075		(627,098)		(54,139)		211,036		156,897
Balances at December 31, 2001	441,725	10,734,709		3,084,451		(11,386,215)		(192,849)		7,994,522		361,075		(404,297)		10,191,396		2,708,382		12,899,778

Appropriation of prior year net income										361,075		(361,075)
Minority interest dividends																		(102,175)		(102,175)
Net purchases and sales of Company’s common stock	(323)	(16,474)		(6,586)						(56,129)						(79,189)				(79,189)
Executive stock purchase plan		(10,823)		(14,628)												(25,451)				(25,451)
Derivative financial operations in Company’s own stock				33,697						(19,812)						13,885				13,885
	(323)	(27,297)		12,483		—		—		285,134		(361,075)		—		(90,755)		(102,175)		(192,930)
Comprehensive income (loss):
Recognition of inflation effects for the year						(27,535)				(40,433)						(67,968)		(46,972)		(114,940)
Foreign currency translation adjustments														(275,636)		(275,636)		14,103		(261,533)
Net income for the year												423,662				423,662		211,536		635,198
Comprehensive income for the year	—	—		—		(27,535)		—		(40,433)		423,662		(275,636)		80,058		178,667		258,725
Balances at December 31, 2002	441,402	10,707,412		3,096,934		(11,413,750)		(192,849)		8,239,223		423,662		(679,933)		10,180,699		2,784,874		12,965,573

Appropriation of prior year net income										423,662		(423,662)
Contributions by minority interest																		140,220		140,220
Decrease of minority interest																		(7,835)		(7,835)
Dividends paid										(293,785)						(293,785)		(194,951)		(488,736)
Net purchases and sales of Company’s common stock	8,731	196,354		82,992						(164,461)						114,885				114,885
Derivative financial operations in Company’s own stock				39,274						116,512						155,786				155,786
	8,731	196,354		122,266		—		—		81,928		(423,662)		—		(23,114)		(62,566)		(85,680)
Comprehensive income (loss):
Recognition of inflation effects for the year						(351,532)				(297,539)						(649,071)		(75,656)		(724,727)
Foreign currency translation adjustments														60,997		60,997		32,244		93,241
Net income for the year												492,974				492,974		183,432		676,406
Comprehensive income for the year	—	—		—		(351,532)		—		(297,539)		492,974		60,997		(95,100)		140,020		44,920
Balances at December 31, 2003	450,133	Ps.	10,903,766	Ps.	3,219,200	Ps.	(11,765,282)	Ps.	(192,849)	Ps.	8,023,612	Ps.	492,974	Ps.	(618,936)	Ps.	10,062,485	Ps.	2,862,328	Ps.	12,924,813

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

 (Expressed in thousands of Mexican pesos of constant purchasing power as of

December 31, 2003)

(Notes 1 and 2)

	2001		2002		2003
Operating activities:
Majority net income for the year	Ps.	361,075	Ps.	423,662	Ps.	492,974
Minority interest	207,861		211,536		183,432
Consolidated net income	568,936		635,198		676,406

Adjustments to reconcile net income to net resources provided by operating activities:
Depreciation and amortization	900,855		1,063,336		1,142,941
Equity in earnings of associated companies, net	(69,628)		(114,815)		(196,323)
Deferred income taxes and employees’ statutory profit sharing	98,283		293,876		345,087
Net loss for shut-down of bread operations	216,777		—		—
Seniority premiums	7,743		9,642		7,950
	1,722,966		1,887,237		1,976,061
Changes in working capital:
Restricted cash	4,361		1,473		361
Accounts receivable, net	248,071		(419,997)		94,894
Inventories	(40,627)		(321,146)		(812,602)
Prepaid expenses	15,615		28,823		(108,220)
Trade accounts payable	(370,410)		370,816		(182,244)
Accrued liabilities and other accounts payable	47,575		40,460		364,225
Income taxes and employees’ statutory profit sharing payable	47,823		(30,139)		1,826
	(47,592)		(329,710)		(641,760)
Net resources provided by operating activities	1,675,374		1,557,527		1,334,301

Financing activities:
Proceeds from bank loans and long-term debt	2,880,108		1,679,849		1,798,750
Repayment of bank loans and long-term debt	(3,469,983)		(2,289,524)		(2,770,365)
Contributions by minority interest	—		—		140,220
Decrease of minority interest	—		—		(7,835)
Net purchases and sales of Company’s common stock and derivative financial operations	(80,326)		(90,755)		270,671
Dividends paid	(301,950)		(102,175)		(488,736)
Other	(101,413)		(69,844)		2,562
Net resources used in financing activities	(1,073,564)		(872,449)		(1,054,733)

Investing activities:
Purchases of property, plant and equipment	(750,684)		(599,609)		(610,896)
Proceeds from the shut-down of bread operations	583,839		—		—
Excess of book value over cost of subsidiaries acquired	5,551		(13,456)		—
Deferred assets	(85,872)		(52,335)		(15,214)
Trust funds for research and development of technology	—		8,324		213,714
Investment in common stock	(2,397)		(2,360)		—
Other	(44,519)		19,055		15,764
Net resources used in investing activities	(294,082)		(640,381)		(396,632)
Net increase (decrease) in cash and temporary investments	307,728		44,697		(117,064)
Cash and temporary investments at beginning of year	133,884		441,612		486,309
Cash and temporary investments at end of year	Ps.	441,612	Ps.	486,309	Ps.	369,245

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Expressed in thousands of Mexican pesos of constant purchasing power of December 31, 2003, except where otherwise indicated)

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

2.                                      SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico (“Mexican GAAP”) as promulgated by the Mexican Institute of Public Accountants (“MIPA”). A reconciliation from Mexican GAAP to United States generally accepted accounting principles (“U.S. GAAP”) is included in Note 20.

A)               BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of Gruma, S.A. de C.V. and all of its subsidiaries. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements.

As of December 31, the principal subsidiaries included in the consolidation are the following:

	% of ownership
	2002	2003
Gruma Corporation and subsidiaries	100.00	100.00
Grupo Industrial Maseca, S.A. de C.V. and subsidiaries	83.18	83.18
Molinos Nacionales, C.A (Note 17-C)	95.00	95.00
Derivados de Maíz Seleccionado, C.A (Note 17-C)	50.00	50.00
Molinera de México, S.A. de C.V. and subsidiaries	60.00	60.00
Gruma Centro América, S.A. and subsidiaries	100.00	100.00
Productos y Distribuidora Azteca, S.A. de C.V. and subsidiaries	100.00	100.00
Investigación de Tecnología Avanzada, S.A. de C.V. and subsidiaries	100.00	100.00
Asesoría de Empresas, S.A. de C.V	100.00	100.00
Transporte Aéreo Técnico Ejecutivo, S.A. de C.V	100.00	54.67
Inmobiliaria Residencial San Pedro, S.A. de C.V. and subsidiaries	100.00	100.00

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

C)                 FOREIGN CURRENCY TRANSLATION

Financial statements of foreign subsidiaries have been restated to recognize the effects of inflation and translated to Mexican pesos of constant purchasing power as of December 31, 2003, as follows:

•                  Financial statements are restated to year-end constant local currencies following the provisions of Bulletin B-10, applying the General Consumer Price Index (“GCPI”) of the foreign country, which reflects the change in purchasing power of the local currency in which the subsidiary operates.

•                  Assets, liabilities, income and expenses are translated to Mexican pesos applying the exchange rate in effect at each period end. Stockholders’ equity balances are translated by applying the exchange rates in effect at the dates in which the contributions were made and the income was generated. The effects of translation are recognized as a component of equity entitled “Foreign Currency Translation Adjustments” (Note 12-D).

D)                RECOGNITION OF THE EFFECTS OF INFLATION

The consolidated financial statements have been restated to recognize the effects of inflation and are expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2003, determined as follows:

•                  For comparability purposes, the financial statements as of and for the year ended December 31, 2001 and 2002 have been restated by utilizing a weighted average restatement factor, which considers the relative total sales contribution by country for the year ended December 31, 2001 and 2002 and the corresponding inflation and exchange rate fluctuations during those years.

•                  The consolidated statements of income and of stockholders’ equity for the year ended December 31, 2003 were restated applying GCPI factors from the country in which the subsidiary operates and applied to periods in which the transactions occurred and year-end.

•                  The consolidated statements of changes in financial position present, in Mexican pesos of constant purchasing power, the resources provided by or used in operating, financing and investing activities.

•                  The factors used to recognize the effects of inflation were the following:

Year	Mexican national consumer price index	Weighted - average restatement factor
2001	4.46%	0.41%
2002	5.70%	6.15%
2003	3.98%	7.75%

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

•                  Monetary position gain

Monetary position gain represents the inflationary effect, measured by NCPI and GCPI factors, on the net balance of monetary assets and liabilities at the beginning of each month as expressed in local currency. The monetary gain recognized on the net monetary position of foreign subsidiaries is based on the inflation rate of the respective country, as measured by the relevant GCPI factor in its net monetary position, prior to the translation to Mexican pesos.

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

F)                  TEMPORARY INVESTMENTS

Temporary investments are highly liquid investments with maturities of less than a year from the date of the financial statements and are stated at cost, which approximates market value. At December 31, 2002, temporary investments include shares quoted in the Mexican Stock Exchange for an amount of Ps.207,043 which were sold during 2003.

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

I)                     PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment are restated utilizing NCPI factors, except for machinery and equipment of foreign origin which are restated on the basis of a specific index composed of the GCPI from the foreign country and the change in value of the Mexican peso against the foreign currency.

Depreciation expense is computed based on the net book value less salvage value, using the straight-line method over the estimated useful lives of the assets.  Useful lives of the assets are as follows:

Years
Buildings	50
Machinery and equipment	3 – 27
Software for internal use	7
Leasehold improvements	10

Maintenance and repairs are expensed as incurred. Costs of major replacements and improvements are capitalized. Comprehensive financing cost, including interest expense, foreign currency exchange fluctuations, and monetary position gain of the related debt for major construction projects, are capitalized as part of the assets during the construction period. When assets are retired, sold or otherwise disposed of, the restated value and accumulated depreciation are removed from the appropriate accounts and any resulting gain or loss is included in “Other income (expense), net”.

Direct internal and external costs related to the development of internal use software are capitalized and amortized over the estimated useful life beginning when such software is ready for its intended use.

J)                    INTANGIBLE ASSETS, NET

Preoperating expenses are restated using NCPI factors.

Prior to January 1, 2003, preoperating expenses were amortized using the straight-line method over an estimated useful life not to exceed 12 years.

Effective January 1, 2003, the Company adopted the provisions established by revised Bulletin C-8 “Intangible Assets” (“Bulletin C-8”), issued by the MIPA. This bulletin provides guidance and specific criteria for the deferral of research and development costs and certain preoperating expenses. Additionally, Bulletin C-8 establishes that certain intangible assets can be considered as having indefinite lives and, therefore, should no longer be amortized.

Upon the application of Bulletin C-8, expenses incurred only during the development stage are capitalized as preoperating expenses. The development stage concludes upon the commencement of commercial operations. Research and development expenses are expensed as incurred. Amortization expense of intangible assets with finite lives is computed on the restated values using the straight-line method, over a period of 5 to 20 years. Estimated useful lives of intangible assets with finite lives are determined based on the analysis of contractual, economic, legal or regulatory factors that may limit the useful lives. Indefinite-lived intangible assets are no longer amortized starting January 1, 2003. The adoption of Bulletin C-8 did not have a material impact on the Company’s financial position and results of operation.

The excess of cost over book value of subsidiaries and associated companies acquired is restated using NCPI factors. Amortization expense is computed based in the restated values using the straight-line method over a period not to exceed 20 years.

Debt issuance costs are capitalized and restated using NCPI factors. Amortization expense is computed based on the restated values, using the straight-line method over the term of the related debt.

K)                EMPLOYEE RETIREMENT BENEFITS

Seniority premium to which Mexican employees are entitled after 15 years of service are charged to income as determined by annual actuarial valuations.  Indemnities to which Mexican employees may be entitled in the case of dismissal or death, under certain circumstances established by Mexican Labor Law, are expensed when they become payable.

L)                  FINANCIAL INSTRUMENTS

Derivative financial instruments held for hedging purposes are recognized utilizing the same valuation criteria used for the assets and liabilities being hedged. The effects of this valuation are recognized in income, net of costs, expenses or earnings from the assets or liabilities being hedged. The cost of the financial instrument is recognized in income using the straight-line method during the contract term.

Derivative financial instruments held for purposes other than hedging are recognized at their fair value. The difference between the initial and year-end fair value of the derivative assets and liabilities is recognized in income, except for those financial instruments related with the Company’s own shares, which are recorded as a component of equity.

M)             REVENUE RECOGNITION

Revenue on product sales is recognized upon shipment to, and acceptance by the Company’s customers or when the risk of ownership has passed to the customers. Provisions for discounts and rebates to customers, returns and other adjustments are recognized in the same period the related sales are recorded and are based upon either historical estimates or actual terms.

N)                INCOME TAXES AND EMPLOYEES’ STATUTORY PROFIT SHARING

Income taxes and employees’ statutory profit sharing are recorded based on the comprehensive asset and liability method for all temporary differences arising between the carrying values for financial reporting and tax values of assets and liabilities at the date of the financial statements. Valuation allowances are provided if based upon the weight of available evidence it is more likely than not that some or all the deferred tax assets will not be realizable.

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

3.                                      ACCOUNTS RECEIVABLE, NET AND REFUNDABLE TAXES

Accounts receivable, net are comprised of the following as of December 31:

	2002		2003
Trade accounts receivable	Ps.	2,577,964	Ps.	2,546,411
Allowance for doubtful accounts	(100,190)		(107,932)
	2,477,774		2,438,479
Related parties (Note 18)	116,658		6,129
Financial instruments at fair value	—		60,089
Account receivable for disposed subsidiaries	157,315		56,000
Employees	28,401		27,868
Other debtors	192,605		145,171
	Ps.	2,972,753	Ps.	2,733,736

Refundable taxes are comprised of the following as of December 31:

	2002		2003
Production and services tax	Ps.	90,706	Ps.	37,187
Value-added tax	108,956		121,968
Income tax	101,168		135,475
	Ps.	300,830	Ps.	294,630

4.                                      INVENTORIES

Inventories consisted of the following as of December 31:

	2002		2003
Raw materials, mainly corn and wheat	Ps.	2,100,444	Ps.	2,627,695
Finished products	222,781		319,986
Materials and spare parts	281,382		327,446
Production in process	58,314		45,774
Advances to suppliers	9,544		52,583
Inventory in transit	68,039		4,404
	Ps.	2,740,504	Ps.	3,377,888

5.                                      INVESTMENT IN COMMON STOCK OF ASSOCIATED COMPANIES

Investment in common stock of associated companies consists of the investment in common stock of Grupo Financiero Banorte, S.A. de C.V. and subsidiaries (“GFNorte”) and Harinera de Monterrey, S.A. de C.V. which produces wheat flour and related products in Mexico.

These investments, accounted for by the equity method, are comprised of the following as of December 31:

	2002		2003		Ownership

GFNorte	Ps.	1,338,529	Ps.	1,463,218	10.8557%
Harinera de Monterrey, S.A de C.V.	126,006		115,977		40%
	Ps.	1,464,535	Ps.	1,579,195

6.                                      PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following as of December 31:

	2002		2003
Land	Ps.	1,090,820	Ps.	1,080,419
Buildings	4,258,166		4,246,198
Machinery and equipment	14,251,518		14,443,666
Construction in progress	349,772		266,873
Software for internal use	654,174		708,435
Leasehold improvements.	227,418		230,529
Other	29,262		31,329
	20,861,130		21,007,449
Accumulated depreciation and amortization	(7,303,831)		(7,977,823)
	Ps.	13,557,299	Ps.	13,029,626

For the years ended December 31, 2001, 2002 and 2003, depreciation expense amounted to Ps.1,042,721, Ps.996,113 and Ps.952,460, respectively.

As of December 31, 2003, property, plant and equipment include temporarily idled assets with a carrying value of approximately Ps.522,905, resulting from the temporary shut-down of the productive operation of various plants in Mexico and Venezuela. These assets are not being depreciated since the carrying value is expected to be recovered and the remaining useful life is maintained. The Company’s management expects that during the fourth quarter of 2004, one of the plants currently idled, located in Mexico, will start operations. The carrying value of this plant amounted to Ps.421,879 as of December 31, 2003. For the years ended December 31, 2001, 2002 and 2003 the Company recognized an idle assets impairment loss of Ps.16,163, Ps.67,244 and Ps.6,744, respectively. As of December 31, 2003 the Company also had assets at net realizable value of Ps.42,525 which are available for sale.

7.                                      INTANGIBLE ASSETS, NET

Intangible assets, net are comprised of the following as of December 31:

	Remaining useful life (years)	2002		2003
Intangible assets with finite lives
Acquired:
Covenants not to compete	13	Ps.	803,682	Ps.	773,605
Debt issuance costs	2 – 13	232,918		224,616
Patents and trade names	11 – 15	14,180		20,239
Generated:
Preoperating expenses	2 – 12	92,742		77,786
Research of new projects	12	67,534		32,540
Other	2 – 10	55,297		62,326
Intangible assets with indefinite lives
Trade names		161,617		201,144
		1,427,970		1,392,256
Accumulated amortization		(496,861)		(580,065)
		Ps.	931,109	Ps.	812,191

The Company’s management determined based on the provisions of Bulletin C-8 that some trade names have indefinite lives since their future cash flow generation is expected to be indefinite. Therefore, the Company ceased the amortization of these assets starting January 1, 2003 amounting to Ps.8,119 annually.

Research and development costs charged to income amounted to Ps.23,262, Ps.9,959 and Ps.2,736 for the years ended December 31, 2001, 2002 and 2003, respectively.

The amortization of preoperating expenses charged to income for the years ended December 31, 2001, 2002 and 2003 amounted to Ps.37,743, Ps.8,790 and Ps.15,412, respectively. Additionally, during 2001 the Company wrote-off certain capitalized preoperating expenses of Ps.354,850 due to the shut-down of the bread manufacturing operation, which were recognized in other income (expense), net (Note 13).

As of December 31, 2002 and 2003, the excess of cost over book value is presented net of accumulated amortization of Ps. 825,826 and Ps.904,080, respectively.

8.                                      OTHER ASSETS

Other assets consisted of the following, as of December 31:

	2002		2003
Trust funds for research and development of technology	Ps.	230,292	Ps.	—
Long-term notes receivable	9,932		34,854
Club memberships	21,840		15,498
Guarantee deposits	15,197		16,442
Refundable taxes	10,462		—
	Ps.	287,723	Ps.	66,794

During 2003 the Company decided to liquidate the research and development trust fund established to finance these activities. The Company will fund its research and development initiatives using the operating resources generated during each year.

9.                                      SHORT-TERM BANK LOANS AND LONG-TERM DEBT

Short-term bank loans and long-term debt as of December 31 are summarized as follows:

	2002		2003
Syndicated loan in U.S. dollars, maturing in December 2004 and 2005, bearing interest at an annual rate of LIBOR plus 1.00% to 1.625% payable quarterly (2.1125% in 2003)	Ps.	3,374,730	Ps.	3,147,200
Senior unsecured notes in U.S. dollars, maturing in October 2007 and bearing interest at an annual rate of 7.625% payable semiannually	2,812,275		2,810,000
Loans in U.S. dollars, bearing interest at annual rates from 1.20% to 7.96% in 2003, payable quarterly, and due in annual payments from 2004 through 2009	348,168		429,071
Loans in Venezuelan bolivars payable in 2004 and bearing interest at variable annual rates from 17% to 18% in 2003	129,481		64,103
Loans in U.S. dollars, due in 2004, bearing interest at an annual rate of LIBOR plus 2.5% (3.09% in 2003), payable monthly	709,199		29,224
	7,373,853		6,479,598
Short-term bank loans	(838,688)		(93,327)
Current portion of long-term debt	(13,127)		(406,002)
Long-term debt	Ps.	6,522,038	Ps.	5,980,269

Short-term bank loans in U.S. dollars for U.S.$2.6 million bear interest at an average rate of 3.3% as of December 31, 2003. Short-term bank loans in Venezuelan bolivars for 9,125 million bolivars bear interest at an average rate of 25.7% and 17.5% as of December 31, 2002 and 2003, respectively.

The Company has credit line agreements for U.S.$70 million (Ps.786,800), all of which were available as of December 31, 2003. These credit line agreements require the payment of an annual commitment fee of 0.15% to 0.30% on the unused amounts.

Various credit agreements contain covenants requiring the Company to maintain certain financial ratios. The Company’s ability to pay dividends is restricted upon the failure to maintain such financial ratios. At December 31, 2003, the Company was in compliance with these covenants.

At December 31, 2003, the annual maturities of long-term debt outstanding were as follows:

Year	Amount
2005	Ps.	2,865,286
2006	30,445
2007	2,827,524
2008 and thereafter	257,014
	Ps.	5,980,269

The Company has entered into an interest rate swap agreement covering a portion of its long term debt maturing in October 2007. See Note 17.

10.                               EMPLOYEE RETIREMENT BENEFITS

Seniority premium cost and other employee retirement benefits balance as of December 31, 2002 and 2003 amounted to Ps.34,235 and Ps.39,126, respectively, and are included in other liabilities.

Seniority premium cost and other employee retirement benefits in Mexico are determined by independent actuaries and are principally based on the employees’ years of service, age and salaries. The Company has established trust funds to meet these obligations. The Company uses a December 31 measurement date for its plans.

The components of the net seniority premium cost for the years ended December 31, were the following:

	2001		2002		2003
Service cost	Ps.	3,048	Ps.	3,075	Ps.	2,855
Interest cost	804		870		797
Return on plan assets	(1,913)		(1,626)		(1,846)
Curtailment loss (gain)	216		(335)		39
Settlement loss	274		—		6
Net amortization	1,315		1,273		1,276
Net cost for the year	Ps.	3,744	Ps.	3,257	Ps.	3,127

As of December 31, the status of the plan was as follows:

	2002		2003
Actuarial present value of accumulated benefit obligations:
Vested benefit obligation	Ps.	(9,505)	Ps.	(10,540)
Non-vested benefit obligation	(8,830)		(9,485)
	(18,335)		(20,025)
Excess of projected benefit obligation over accumulated benefit obligation	(6,940)		(7,059)
Projected benefit obligation	(25,275)		(27,084)
Plan assets at fair value (trust funds)	18,144		18,554
Shortfall of plan assets over projected benefit obligation	(7,131)		(8,530)
Unrecognized amounts to be amortized over 17 years:
Cumulative net gain	2,471		1,579
Net transition liability	(429)		(138)
Prior service cost	(220)		(182)
Adjustment required to recognize minimum liability	(1,409)		(1,154)
Seniority premium liability	Ps.	(6,718)	Ps.	(8,425)

For the years ended December 31, 2002 and 2003, the changes in projected benefit obligation and plan assets are summarized as follows:

	2002		2003
Projected benefit obligation at beginning of year	Ps.	24,030	Ps.	25,275
Effect of inflation on beginning balance	(710)		(1,163)
Service cost	3,075		2,855
Interest cost	870		797
Benefits paid	(2,911)		(784)
Actuarial loss	921		104
Projected benefit obligation at end of year	Ps.	25,275	Ps.	27,084

	2002		2003
Fair value of plan assets at beginning of year	Ps.	18,718	Ps.	18,144
Effect of inflation on beginning balance	(79)		(635)
Return on plan assets	1,626		1,846
Benefits paid	(2,121)		(801)
Fair value of plan assets at end of year	Ps.	18,144	Ps.	18,554

The weighted average assumptions (net of expected inflation) used to determine benefit obligations at December 31 were as follows:

	2002	2003
Discount rate	3.5%	3.5%
Rate of increase in future compensation levels	1.5%	1.5%

The weighted average assumptions (net of expected inflation) used to determine net periodic benefit cost for the years ended December 31 were as follows:

	2001	2002	2003
Discount rate	4.0%	3.5%	3.5%
Rate of increase in future compensation levels	2.0%	1.5%	1.5%
Expected long-term rate of return on plan assets	5.0%	4.0%	4.0%

The long-term asset return rate is based on the annual recommendations of the Actuarial Commission in the Mexican Association of Consulting Actuaries. These recommendations consider historical information and future expectations.

The Company’s weighted average asset allocation by asset category as of December 31 was as follows:

	2003	2002
Equity securities	30%	22%
Fixed rate instruments	70%	78%
Total	100%	100%

The Company has a policy of maintaining at least 30% of the trust assets in Mexican Federal Government instruments. Objective portfolio guidelines have been established for the remaining 70% and investment decisions are being made to comply with those guidelines to the extent that market conditions and available funds allow.

The Company estimates that it will not have to contribute to the plan during 2004.

In the United States, the Company has a saving and investment plan that incorporates voluntary employee 401(K) contributions with Company contributions. For the years ended December 31, 2001, 2002 and 2003, total expenses related to this plan were U.S.$2,212,000 (Ps.24,863), U.S.$2,324,000 (Ps.26,122) and U.S.$2,670,000 (Ps.30,011), respectively.

In Venezuela, the Company recognizes a liability for seniority premiums and indemnities for dismissal established by the local Labor Law, which amounted Ps.15,161 and Ps.16,049 as of December 31, 2002 and 2003, respectively.

In Central America, the labor legislation of Costa Rica, Nicaragua, El Salvador, Honduras and Guatemala establishes that the accumulated payments to which workers may be entitled, based on the years of services, must be paid in the case of death, retirement or dismissal. The Company records a liability at 10% over salaries paid, which amounted to Ps.12,356 and Ps.14,673 as of December 31, 2002 and 2003, respectively.

11.                               CONTINGENCIES AND COMMITMENTS

A)              CONTINGENCIES

The Mexican tax authorities have made certain observations to asset tax declarations for the years 1995, 1996 and 1997, which amounted to Ps.547,170 including the related surcharges and penalties. The resolution of these matters is not expected to have a material adverse effect on the Company’s consolidated financial position or results of operations.

The Venezuelan tax authorities have made certain observations to one of our Venezuelan subsidiaries, related to the income tax returns for the years 1998 and 1999, which amounted to Ps.92,675, plus tax credits presumably omitted for Ps.491. The resolutions of these claims will be assumed by the previous shareholder, in accordance with the purchase agreement of our subsidiary, Molinos Nacionales, C.A.

At the date of issuance of the financial statements, certain subsidiaries of the Company have been notified by the Comisión Nacional del Agua (“Water National Commission” or “CNA”) of assessments due from different years amounting to Ps 24,623 plus related penalties and surcharges. These assessments mainly derive from the CNA’s determination of sewage water discharged to the underground through the sprinkler system of those subsidiaries in its gardens. The subsidiaries have asserted the legal defense allowed by law in order to annul these assessments. At the date of issuance of the financial statements, the Company received a favorable judicial resolution for one of these assessments amounting to Ps 6,504. According to the Company’s lawyers, a reasonable basis exist in order to obtain a favorable resolution of the rest of the claimed assessments, because, among other things, the water is previously treated, it is not discharged on public property of the Nation and does not contaminate aquiferous layers nor the underground soil.

The Company has been involved in an anti-trust lawsuit filed by 18 tortilla manufacturers against two of its subsidiaries in the United States. The plaintiffs alleged that these subsidiaries had monopolized shelf space in grocery stores by paying slotting allowances. During December 2003, a U.S. Federal Judge dismissed the lawsuit without prejudice for the Company. At the date of issuance of these financial statements, the plaintiffs appealed this resolution.

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

As of December 31, 2003, the Company is leasing certain equipment under long-term operating lease agreements expiring through 2011. Future minimum lease payments under such leases amount to approximately U.S.$168,483,000 (Ps.1,893,749), as follows:

	U.S. dollars (thousands)
Year	Facilities		Equipment		Total
2004	U.S.$	12,145	U.S.$	24,898	U.S.$	37,043
2005	10,985		16,845		27,830
2006	9,581		12,434		22,015
2007	8,381		11,885		20,266
2008	8,198		8,741		16,939
2009 and thereafter	8,965		35,425		44,390
	U.S.$	58,255	U.S.$	110,228	U.S.$	168,483
	Ps.	654,786	Ps.	1,238,963	Ps.	1,893,749

Rental expense was approximately Ps.410,442, Ps.395,125 and Ps.361,157 for the years ended December 31, 2001, 2002 and 2003, respectively.

At December 31, 2003, the Company has various outstanding commitments in the United States to purchase commodities and raw materials of approximately U.S.$66,588,000 (Ps.748,449), which will be delivered during 2004.

As of December 31, 2003, the Company has outstanding commitments to purchase machinery and equipment amounting to U.S.$1,686,000 (Ps.18,951).

As of December 31, 2002 and 2003, restricted cash of Ps.1,485 and Ps.1,124, respectively, included undisbursed proceeds from the issuance of tax-exempt industrial development revenue bonds in the United States amounting to Ps.1,304 (U.S.$116,000) and Ps.1,124 (U.S.$100,000) for the years 2002 and 2003, respectively, which are available to pay interest expense on outstanding balances on these bonds.

As of December 31, 2003 the Company has irrevocable letters of credit in the amount of approximately U.S.$5,381,000 serving as collateral for claims pursuant to the Company’s self-insured worker’s compensation retention program.

12.                               STOCKHOLDERS’ EQUITY

A)               COMMON STOCK

At December 31, 2003, Gruma’s outstanding common stock consisted of 450,133,443 shares of Series “B”, with no par value, fully subscribed and paid, which can only be withdrawn with stockholders’ approval, and 2,416,509 authorized shares held in Treasury. At December 31, 2002, the Company’s outstanding common stock consisted of 441,402,386 shares and 11,147,566 shares held in Treasury.

B)                 RETAINED EARNINGS

In accordance with Mexican Corporate Law, the legal reserve must be increased annually by 5 % of annual net profits until it reaches 20 % of the fully paid capital stock amount.

Dividends paid from retained earnings which have not been previously taxed are subject to an income tax payable by the Company equal to 49.25% in 2004 and 47.06% in 2005. The applicable tax may be credited against income tax the Company is subject to in the following two fiscal years. Effective January 1, 2002, dividends paid by the Company from the net tax income account are not subject to any tax.

C)                 PURCHASE OF COMMON STOCK

The Stockholders’ Meeting approved a Ps.650,000 reserve to repurchase the Company’s own shares. The total amount of repurchased shares cannot exceed either the reserve amount or 5% of total equity. As of December 31, 2003, the Company has repurchased 2,416,509 of its own shares with a market value of Ps.36,793.

The Company has entered into several agreements involving its own shares, as follows:

•                  During 2003, the Company entered into five equity swap agreements with a financial institution under which the Company sold 22,200,000 of its own shares for a total amount of U.S.$24,327,000. At each maturity, the Company is subject to pay a financial cost at the LIBOR rate plus an average spread of 2.01% on the contractual amount. The agreement matures in January, September and December 2004, when the Company will pay or receive the difference between the agreed average price of U.S.$ 1.0958 per share and the market price.

•                  During 2003, the Company entered into two call option agreements with a European financial institution, selling 6,405,000 of its own shares for a total amount of U.S.$5,928,000, maturing in February and May 2004, with a zero strike price.

D)               FOREIGN CURRENCY TRANSLATION ADJUSTMENTS

Foreign currency translation adjustments as of December 31 consisted of the following:

	2002		2003
Foreign currency translation at beginning of year	Ps.	(404,297)	Ps.	(679,933)
Effect of translating net investment in foreign subsidiaries	321,700		397,561
Exchange differences arising from foreign currency liabilities accounted for as a hedge of the Company’s net investments in foreign subsidiaries, net of tax	(597,336)		(336,564)
	Ps.	(679,933)	Ps.	(618,936)

As of December 31, 2002 and 2003, the accumulated effect of translating net investment in foreign subsidiaries in the minority interest amounted to Ps.21,796 and Ps.54,040, respectively.

E)                  INFLATION EFFECTS

As of December 31, 2003, the majority stockholders’ equity is comprised of the following:

	Nominal		Restatement		Total
Common stock	Ps.	4,401,973	Ps.	6,501,793	Ps.	10,903,766
Additional paid-in capital	1,170,605		2,048,595		3,219,200
Deficit from restatement	—		(11,765,282)		(11,765,282)
Cumulative effect of a change in an accounting principle for deferred income taxes and employees’ statutory profit sharing	(185,474)		(7,375)		(192,849)
Retained earnings from prior years	2,675,651		5,347,961		8,023,612
Net income for the year	500,403		(7,429)		492,974
Foreign currency translation adjustments	(618,936)		—		(618,936)
	Ps.	7,944,222	Ps.	2,118,263	Ps.	10,062,485

F)                  TAX VALUES OF COMMON STOCK AND RETAINED EARNINGS

As of December 31, 2003, tax amounts of common stock and retained earnings were Ps.8,918,975 and Ps.1,394,294, respectively.

13.                               OTHER INCOME (EXPENSE), NET

Other income (expense), net is comprised of the following:

	Year ended December 31,
	2001		2002		2003
Disposal of subsidiaries	Ps.	—	Ps.	140,751	Ps.	—
Amortization of excess of cost over book value and excess of book value over cost, net	351,300		142,982		(33,816)
Amortization of other deferred costs	(82,248)		(62,789)		(61,421)
Write-off of preoperating expenses not related with shut-down of the bread manufacturing operation and other	(23,905)		—		—
Impairment loss on assets (Note 6)	(16,163)		(67,244)		(17,087)
Net loss from the shut-down of the bread operations	(216,777)		—		—
Voluntary product recall	70,063		—		—
Net loss in sale of fixed assets and other assets	—		—		(52,105)
Other.	(6,784)		(23,840)		(10,589)
	Ps.	75,486	Ps.	129,860	Ps.	(175,018)

During 2002, the Company sold the shares of one of its subsidiaries and recognized a gain of Ps.140,751.

During 2001, the Company determined that the carrying value of certain goodwill was impaired; consequently, goodwill was reduced by Ps.23,905.

The net loss from the shut-down of the bread operations includes in 2001 a provision of approximately Ps.37,277, mainly for fixed asset impairment losses and others.

14.                               INCOME TAXES, ASSET TAX AND EMPLOYEES’ STATUTORY PROFIT SHARING

A)               INCOME TAX AND ASSET TAX

Gruma files a consolidated income tax return for Mexican income tax purposes, consolidating taxable income and losses of Gruma and its controlled Mexican subsidiaries. Filing a consolidated tax return had the effect of reducing income tax expense for the years ended December 31, 2001, 2002 and 2003 by Ps.93,887, Ps.56,997 and Ps.67,813, respectively, as compared to filing a tax return on an unconsolidated basis. Tax regulations limit the income tax consolidation to 60% of the ownership interest of controlled Mexican subsidiaries.

In accordance with the applicable tax law, Mexican corporations must pay the higher of either income tax or asset tax (1.8%). Asset tax is determined on the average value of substantially all of the Company’s Mexican assets less certain liabilities. Payments of asset tax are recoverable against the excess of income tax over asset tax of the three prior years and the ten subsequent years.

For the years ended December 31, 2001, 2002 and 2003, asset tax amounted to Ps.136,095, Ps.60,796 and Ps.62,190, respectively.

B)                 RECONCILIATION OF FINANCIAL AND TAXABLE INCOME

For the years 2001, 2002 and 2003, the reconciliation between statutory income tax amounts and the effective income tax amounts is summarized as follows:

	Year ended December 31,
	2001		2002		2003
Statutory federal income tax (35% for 2001 and 2002 and 34% for 2003)	Ps.	284,677	Ps.	377,756	Ps.	378,262
Foreign income tax differences	(87,575)		(95,937)		(17,398)
Effect of disposed and merged subsidiaries	—		267,358		113,130
Foreign dividends	183,066		156,068		261,117
Effect due to change in income tax rate	—		(28,752)		—
Withdrawal of investments from other assets	—		—		(68,118)
Financing cost and income, net and other income statement effects related to inflation	16,416		(52,188)		(37,723)
Amortization of excess of cost over book value and excess of book value over cost, net	(83,491)		(28,511)		11,291
Restatement of tax loss carryforwards	(257,307)		(36,265)		(24,311)
Losses of Mexican subsidiaries which cannot be utilized for income tax consolidation	284,261		41,289		44,069
Other	(40,122)		3,908		15,658
Effective income tax (37% for 2001, 56% for 2002 and 61% for 2003)	Ps.	299,925	Ps.	604,726	Ps.	675,977

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

The modification of the tax rate mentioned above, reduced the net deferred tax liability by Ps.28,752 in 2002 and resulted in a benefit to income for the same amount.

At December 31, 2002 and 2003, the tax effects of main differences that give rise to significant portions of the deferred tax assets and liabilities, are as follows:

	2002		2003
Deferred tax assets:
Net operating loss carryforwards and other tax credits	Ps.	1,045,415	Ps.	919,725
Accrued liabilities	117,911		256,344
Recoverable asset tax	371,905		283,531
Intangible asset resulting from intercompany operation.	200,932		161,114
Other	200,326		142,679
	1,936,489		1,763,393
Deferred tax liabilities:
Property, plant and equipment, net	1,959,696		2,082,615
Inventories	426,119		486,966
Intangible assets and other	6,090		14,034
Investment in partnership and equity method investee	217,850		217,674
	2,609,755		2,801,289
Net deferred tax liability	Ps.	673,266	Ps.	1,037,896

The Company has valuation allowances for its loss carryforwards amounting to Ps.114,054 from Mexican subsidiaries and Ps.61,325 from foreign subsidiaries as of December 31, 2001 and Ps.48,607 from foreign subsidiaries as of December 31, 2002. In management’s opinion, the realization of these assets is less likely than not because of the dependency on the generation of sufficient taxable income at the subsidiary level.

Additionally, the Company has a deferred liability relating to employees’ statutory profit sharing of Ps.51,645 and Ps.30,631 as of December 31, 2002 and 2003, respectively.

C)                 TAX LOSS CARRYFORWARDS AND RECOVERABLE ASSET TAX

At December 31, 2003, in Mexico, the Company has tax loss carryforwards of approximately Ps.2,120,116 available to offset its taxable income in subsequent years, and asset tax of Ps.177,888 available to offset the excess of income tax over asset tax in future years, as shown below:

Expiration year	Tax loss carryforwards		Recoverable asset tax
2010	Ps.	—	Ps.	56,080
2012	2,120,116		57,946
2013	—		63,862
	Ps.	2,120,116	Ps.	177,888

Additionally, at December 31, 2003, certain Company’s foreign subsidiaries have tax loss carryforwards of approximately Ps.25,523 (950 million Costa Rican colons) which will expire in 2004 to 2005.

D)                EMPLOYEES’ STATUTORY PROFIT SHARING

In Mexico, employees’ statutory profit sharing is determined for each subsidiary on an unconsolidated basis, applying 10% of taxable income determined on a basis similar to income tax, except that the employee’s statutory profit sharing does not consider inflation effects, depreciation and amortization expense is based on the historical cost, and a foreign exchange gain or loss is recognized when a monetary asset or liability is contractually due.

15.                               FOREIGN CURRENCY

A)               EXCHANGE DIFFERENCES

For the years ended December 31, 2001, 2002 and 2003, the effects of exchange rate fluctuations on the Company’s monetary assets and liabilities were recognized as follows:

	2001		2002		2003
Exchange differences arising from foreign currency liabilities accounted for as a hedge of the Company’s net investment in foreign subsidiaries recorded directly to stockholders’ equity as an effect of foreign currency translation adjustments	Ps.	153,059	Ps.	(597,336)	Ps.	(336,564)
Exchange differences arising from foreign currency transactions credited (charged) to income	108,722		(283,483)		(181,667)
	Ps.	261,781	Ps.	(880,819)	Ps.	(518,231)

B)                 FOREIGN CURRENCY POSITION

As of December 31, 2002 and 2003, monetary assets and liabilities held or payable in U.S. dollars are summarized below:

	Thousands of U.S. dollars
	2002		2003
In companies located in Mexico:
Assets:
Current	U.S.$	33,204	U.S.$	3,897
Non-current	11		14
Liabilities:
Current	(71,342)		(47,661)
Long-term	(550,000)		(500,000)
	U.S.$	(588,127)	U.S.$	(543,750)

	Thousands of U.S. dollars
	2002		2003
In foreign companies:
Assets:
Current	U.S.$	146,594	U.S.$	144,501
Non-current	1,059		1,736
Liabilities:
Current	(199,654)		(188,278)
Long-term	(88,785)		(124,990)
	U.S.$	(140,786)	U.S.$	(167,031)

At December 31, 2002 and 2003, the exchange rates used to translate U.S. dollar assets and liabilities were Ps.10.44 and Ps.11.24, respectively. On February 20, 2004, date of issuance of these financial statements, the exchange rate for the U.S. dollar was Ps.10.94.

For the years ended December 31, the Company’s Mexican subsidiaries had transactions in U.S. dollars as follows :

	Thousands of U.S. dollars
	2001		2002		2003
Corn purchases and other inventories	U.S.$	104,117	U.S.$	147,927	U.S.$	110,675
Interest expense	52,162		43,278		29,991
Equipment purchases	88		404		321
Services	194		321		532
	U.S.$	156,561	U.S.$	191,930	U.S.$	141,519

As of December 31, consolidated non-monetary assets of foreign origin, which are restated on the basis of the GCPI from the foreign country of origin are summarized as follows:

	2002		2003
	Foreign currency (thousands)	Year-end exchange rate	Foreign currency (thousands)	Year-end exchange Rate
U.S. dollars	574,686	10.44	573,893	11.24
Swiss francs	23,008	7.55	522	9.08
Euros	17,275	10.9519	13,938	14.1645
Venezuelan bolivars	256,511,893	0.0074	358,934,520	0.0070
Costa Rican colons	35,464,477	0.0276	32,470,369	0.0269

16.                               SEGMENT INFORMATION

The Company’s reportable segments are strategic business units that offer different products in different geographical regions. These business units are managed separately because each business segment requires different technology and marketing strategies.

The Company’s reportable segments are as follows:

•             Corn flour and packaged tortilla division (United States) – manufactures and distributes over 20 varieties of corn flour that are used mainly to produce and distribute different types of tortillas and tortilla chip products in the United States and Europe. The main brands are MASECA for corn flour and MISSION and GUERRERO for packaged tortillas.

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

•             Packaged tortilla division (Mexico) – produces and distributes packaged tortillas. In 2001, this division also produced and distributed bread in Mexico.

•             Wheat flour division (Mexico) – engaged in the production and marketing of wheat flour in Mexico.

•             Corn flour and other products division (Central America) – manufactures, distributes and sells corn flour, tortillas and snacks; cultivates and sells hearts of palm.

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

All intersegment sales prices are market based. The Company evaluates performance based on operating income of the respective business units.

Summarized financial information concerning the Company’s reportable segments is shown in the following tables.

Segment information as of and for the year ended December 31, 2001:

Segment	Net sales to external customers		Inter- segment net sales		Operating income (loss)		Depreciation and amortization
Corn flour and packaged tortilla division (United States).	Ps.	9,724,487	Ps.	—	Ps.	660,725	Ps.	611,774
Corn flour division (Mexico)	5,106,639		36,836		580,491		271,854
Corn flour, wheat flour and other products (Venezuela)	2,394,394		—		183,340		67,959
Packaged tortilla (Mexico)	381,536		35,494		(237,059)		87,921
Wheat flour (Mexico)	1,580,149		28,695		14,008		62,179
Corn flour and other products (Central America)	1,262,359		—		(8,575)		97,443
Other	100,934		372,762		(14,104)		8,935
Other reconciling items	22,904		(473,787)		(117,560)		(307,210)
Total	Ps.	20,573,402	Ps.	—	Ps.	1,061,266	Ps.	900,855

Segment	Total assets		Total liabilities		Expenditures for long-lived assets
Corn flour and packaged tortilla division (United States)	Ps.	8,301,164	Ps.	2,290,347	Ps.	484,774
Corn flour division (Mexico)	7,015,312		1,453,623		3,888
Corn flour, wheat flour and other grains (Venezuela)	2,469,642		786,788		71,255
Packaged tortilla (Mexico)	773,354		102,270		25,502
Wheat flour (Mexico)	2,003,055		215,336		19,244
Corn flour and other products (Central America)	1,236,826		183,315		90,812
Other	538,662		86,562		(14,764)
Other reconciling items	1,462,304		5,782,300		69,973
Total	Ps.	23,800,319	Ps.	10,900,541	Ps.	750,684

Segment information as of and for the year ended December 31, 2002:

Segment	Net sales to external customers		Inter- segment net sales		Operating income (loss)		Depreciation and amortization
Corn flour and packaged tortilla division (United States)	Ps.	9,986,276	Ps.	—	Ps.	858,224	Ps.	519,086
Corn flour division (Mexico)	4,921,842		30,270		527,593		268,589
Corn flour, wheat flour and other products (Venezuela)	2,676,353		—		289,584		77,261
Packaged tortilla (Mexico)	154,480		39,868		(78,610)		60,388
Wheat flour (Mexico)	1,784,542		4,611		19,036		65,643
Corn flour and related products (Central America)	1,117,750		—		33,363		65,987
Other	1,645		303,615		(47,625)		8,269
Other reconciling items	17,532		(378,364)		6,362		(1,887)
Total	Ps.	20,660,420	Ps.	—	Ps.	1,607,927	Ps.	1,063,336

Segment	Total assets		Total liabilities		Expenditures for long-lived assets
Corn flour and packaged tortilla division (United States)	Ps.	8,296,195	Ps.	2,460,731	Ps.	528,569
Corn flour division (Mexico)	7,303,297		1,539,685		31,205
Corn flour, wheat flour and other products (Venezuela)	2,809,650		815,877		—
Packaged tortilla (Mexico)	553,904		77,856		—
Wheat flour (Mexico)	2,088,611		272,975		37,204
Corn flour and related products (Central America)	1,200,659		376,342		7,618
Other	396,401		86,118		7,362
Other reconciling items	1,210,665		5,264,225		392,038
Total	Ps.	23,859,382	Ps.	10,893,809	Ps.	1,003,996

Segment information as of and for the year ended December 31, 2003:

Segment	Net sales to external customers		Inter- segment net sales		Operating income (loss)		Depreciation and amortization
Corn flour and packaged tortilla division (United States)	Ps.	11,216,744	Ps.	—	Ps.	1,037,249	Ps.	518,063
Corn flour division (Mexico)	5,161,853		38,958		393,845		261,371
Corn flour, wheat flour and other products (Venezuela)	3,357,127		—		435,700		89,323
Packaged tortilla (Mexico)	199,180		43,530		(56,733)		18,257
Wheat flour (Mexico)	1,978,548		13,412		(22,673)		68,692
Corn flour and related products (Central America)	1,108,193		2,515		(3,431)		67,072
Other	1,155		374,717		(40,736)		7,544
Other reconciling items	18,722		(473,132)		5,103		112,619
Total	Ps.	23,041,522	Ps.	—	Ps.	1,748,324	Ps.	1,142,941

Segment	Total assets		Total liabilities		Expenditures for long-lived assets
Corn flour and packaged tortilla division (United States)	Ps.	8,286,443	Ps.	2,735,074	Ps.	429,199
Corn flour division (Mexico)	7,123,356		1,320,867		81,003
Corn flour, wheat flour and other products (Venezuela)	2,863,481		973,807		39,046
Packaged tortilla (Mexico)	454,250		66,580		27,635
Wheat flour (Mexico)	2,293,993		454,565		40,437
Corn flour and related products (Central America)	1,048,209		265,132		—
Other	367,378		116,687		—
Other reconciling items	944,572		4,524,157		150,456
Total	Ps.	23,381,682	Ps.	10,456,869	Ps.	767,776

The following table presents the details of  “Other reconciling items” for operating income:

Other reconciling items	2001		2002		2003
Corporate expenses	Ps.	(117,587)	Ps.	(35,587)	Ps.	(56,885)
Elimination of inter-business unit transactions	27		41,949		61,988
	Ps.	(117,560)	Ps.	6,362	Ps.	5,103

Additionally, a summary of information by geographic segment is as follows:

	2001		%	2002		%	2003		%
NET SALES TO EXTERNAL CUSTOMERS:
United States	Ps.	9,806,385	48	Ps.	9,986,276	49	Ps.	11,216,744	49
Mexico	7,088,682		34	6,880,041		33	7,356,943		32
Venezuela	2,415,976		12	2,676,353		13	3,357,127		14
Central America	1,262,359		6	1,117,750		5	1,110,708		5
	Ps.	20,573,402	100	Ps.	20,660,420	100	Ps.	23,041,522	100

IDENTIFIABLE ASSETS:
United States	Ps.	8,301,164	35	Ps.	8,296,195	35	Ps.	8,286,443	35
Mexico	11,792,687		50	11,552,878		48	11,183,549		48
Venezuela	2,469,642		10	2,809,650		12	2,863,481		12
Central America	1,236,826		5	1,200,659		5	1,048,209		5
	Ps.	23,800,319	100	Ps.	23,859,382	100	Ps.	23,381,682	100

CAPITAL EXPENDITURES:
United States	Ps.	484,774	65	Ps.	528,569	53	Ps.	429,199	56
Mexico	103,843		14	467,809		46	299,531		39
Venezuela	71,255		9	—		0	39,046		5
Central America	90,812		12	7,618		1	—		0
	Ps.	750,684	100	Ps.	1,003,996	100	Ps.	767,776	100

17.                               FINANCIAL INSTRUMENTS

A)               FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and temporary investments, accounts receivable, refundable taxes, trade accounts payable, short-term bank loans, current portion of long-term debt and accrued liabilities and other payables approximate their fair value, due to their short maturity. In addition, the net book value of accounts receivable and refundable taxes represent the expected cash flow to be received.

The estimated fair value of the Company’s long-term debt and derivative financial instruments is as follows:

	Carrying amount		Fair value
At December 31, 2002:

Liabilities: Senior unsecured notes in U.S. dollars bearing interest at annual rate of 7.625%	Ps.	2,812,275	Ps.	2,713,845
Interest rate swap	48,589		48,589
Equity swap	29,135		25,030
Call option	148,978		151,270

At December 31, 2003:

Liabilities: Senior unsecured notes in U.S. dollars bearing interest at annual rate of 7.625%	Ps.	2,810,000	Ps.	2,948,533
Interest rate swap	52,816		52,816
Equity swap	273,437		339,660
Call option	66,130		97,996

Fair values were determined as follows:

•             The fair value of debt is estimated based on quoted market prices for similar issues or on current rates available to the Company for debt of the same maturity and similar terms.

•             The fair value of the equity swap and the call option is estimated based on quoted market prices of the share and on the agreement terms.

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

Operations in Venezuela represented 14.6% of sales in 2003. The severe political and economic situation in Venezuela presents a risk to business that we cannot control and that cannot be accurately measured or estimated. The April 2002 coup, which ousted President Hugo Chávez from office for two days, marked the climax of the political instability that continued throughout 2002 and 2003. In addition, a nationwide general strike that began in early December 2002 and lasted for approximately two months caused a significant reduction on oil production in Venezuela, and has had a material adverse effect on Venezuela’s oil-dependent economy. Inflation in Venezuela reached 31.2% and 27.08% in 2002 and 2003, respectively. The Venezuelan bolivar depreciated 85.1% and 14.01% against the U.S. dollar during 2002 and 2003, respectively.

In February 2003, in response to the general strike and in an effort to shore up the economy and control inflation, Venezuelan authorities imposed foreign exchange and price controls on certain products. On February 6, 2003, the Venezuelan government set a single fixed exchange rate for the bolivar against the U.S. dollar of 1,600 bolivars to U.S. $1.00. On February 11, 2003, the Venezuelan government established price controls on products such as corn flour and wheat flour. The Company’s financial condition and results of operations have not had an important unfavorable effect, nevertheless, a portion of our sales are denominated in bolivars and that our operations in Venezuela manufacture products that are subject to foreign exchange controls.

On February 9, 2004 the Venezuelan government set a single fixed exchange rate of 1,920 bolivars to U.S. $1.00. At the same time, an adjustment was made to the prices of some food products subject to price controls, including products manufactured and distributed by our operations in Venezuela.

18.          RELATED PARTY TRANSACTIONS

The Company owns an 10.8557% interest in GFNorte, a Mexican financial institution. In the normal course of business, the Company obtains long-term financing from GFNorte and other subsidiaries of this institution at market rates and terms. The highest outstanding loan amount in 2003 has been Ps. 162,000 at an average interest rate of 8.9%. The interest paid to GFNorte’s subsidiaries for the years ended December 31, 2001, 2002 and 2003 was Ps.6,003, Ps.79 and Ps.41, respectively.

As of December 31, 2002 and 2003, the Company made loans to its controlling shareholders, bearing interest at market rates. As of December 31, 2002 and 2003, accounts receivable from these transactions totaled Ps.116,658 and Ps.6,129, respectively.

As of December 31, 2002 and 2003, the Company had accounts payable to a shareholder of Ps.85,791 and Ps.53,212, respectively, and are included in trade accounts payable. During 2001, 2002 and 2003, the Company purchased inventory ingredients from a shareholder, amounting to U.S.$90 million (Ps.902,325), U.S.$84 million (Ps.940,518) and U.S.$111 million (Ps.1,248,363), respectively.

19.          RECENT ACCOUNTING PRONOUNCEMENTS

In December 2002, the MIPA issued Bulletin C-15, “Impairment in the Value of Long-Lived Assets and their Disposal” (“Bulletin C-15”), which is effective as of January 1, 2004. Bulletin C-15 establishes guidance for the identification of certain events that represent evidence of a potential impairment in long-lived assets, tangible and intangible. Additionally, it provides guidance for the estimation and recognition of losses for impairment and their reversal and establishes the requirements of presentation and disclosure of impairment losses and discontinued operations. The Company’s management believes that the adoption of Bulletin C-15 will not have a significant impact on the Company’s results of operation and financial position.

In April 2003, the MIPA issued Bulletin C-12, “Financial Instruments with Characteristics of Liabilities, Equity or Both” (“Bulletin C-12”), which is effective as of January 1, 2004. Bulletin C-12 establishes standards to classify and measure certain financial instruments with characteristics of both, liabilities and equity, as well as the disclosure requirements. The Company’s management believes that the adoption of Bulletin C-12 will not have a significant impact on the Company’s results of operation and financial position.

20.          DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 (see Note 2-D), including the Fifth Amendment to Bulletin B-10 and Bulletin B-15, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliation to U.S. GAAP includes a reconciling item for the effect of applying the Fifth Amendment to Bulletin B-10 and Bulletin B-15 restatement to Mexican pesos of constant purchasing power as of December 31, 2003 because, as described below, these provisions of inflation accounting under Mexican GAAP do not meet the consistent reporting currency requirements of Regulation S-X. The U.S. GAAP adjustments have been determined based on Mexican NCPI factors. The reconciliation does not include the reversal of other Mexican GAAP inflation accounting adjustments as they represent a comprehensive measure of the effects of price-level changes in the inflationary Mexican economy and, as such, are considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The principal differences, other than inflation accounting, between Mexican GAAP and U.S. GAAP and the effect on consolidated net income and consolidated stockholders’ equity are presented below, with an explanation of the adjustments.

	Year ended December 31,
Reconciliation of net income:	2001		2002		2003
Net majority income under Mexican GAAP	Ps.	361,075	Ps.	423,662	Ps.	492,974
U.S. GAAP adjustments:
Depreciation expense (See C)	(59,798)		(62,316)		(55,164)
Preoperating expenses and other deferred costs (See D)	36,956		2,855		17,027
Capitalized comprehensive financing costs (See E)	2,995		2,956		2,852
Sale-leaseback transaction (See F):
Interest expense	(16,995)		(17,293)		(17,006)
Rental and depreciation expense, net	8,815		8,652		8,374
Amortization of excess of cost over book value (See G)	19,352		19,090		18,420
Deferred income taxes (See H)	(151,976)		28,405		(12,262)
Deferred employees’ statutory profit sharing (See H)	(17)		508		(362)
Effect of U.S. GAAP adjustments on equity method investee (See L)	(19,510)		(67,170)		(87,656)
Negative goodwill (See I):
Amortization of excess of book value over cost	(383,320)		(178,230)		—
Depreciation expense	40,322		52,873		52,655
Derivative financial instruments (See J)	—		—		85,403
Adjustment to net loss from shutdown of bread operations (See D)	354,850		—		—
Amortization of goodwill and indefinite-lived intangible assets (See K)	—		112,932		76,427
Monetary position gain resulting from U.S. GAAP adjustments	5,485		390		(87)
Effects of Bulletin B-15 restatement (See A)	(9,528)		(11,461)		—
Total U.S. GAAP adjustments	(172,369)		(107,809)		88,621
Minority interest (See B)	19,104		6,361		7,455
Net income under U.S. GAAP	Ps.	207,810	Ps.	322,214	Ps.	589,050
Basic and diluted earnings per share (in pesos)	Ps.	0.48	Ps.	0.72	Ps.	1.32
Weighted average shares outstanding (thousands)	433,235		446,202		445,098

	As of December 31,
Reconciliation of stockholders’ equity:	2002		2003
Stockholders’ equity under Mexican GAAP	Ps.	12,965,573	Ps.	12,924,813
U.S. GAAP adjustments:
Property, plant and equipment (See C)	458,246		361,346
Preoperating expenses and other deferred costs (See D)	(43,376)		(24,257)
Capitalized comprehensive financing cost (See E)	(17,730)		(14,258)
Sale-leaseback transaction (See F)	(57,123)		(65,709)
Excess of cost over book value (See G)	(171,815)		(147,376)
Deferred income taxes (See H)	(39,440)		(50,084)
Deferred employees’ statutory profit sharing (See H)	2,562		2,024
Effect of U.S. GAAP adjustments on equity method investee (See L)	(218,226)		(290,186)
Negative goodwill (See I)	(911,122)		(826,587)
Derivative financial instruments (See J)	19,405		111,348
Goodwill and indefinite-lived intangible assets (See K)	112,059		176,812

U.S. GAAP adjustments attributable to minority interest	(69,649)		(52,378)
Minority interest under Mexican GAAP (See B)	(2,784,874)		(2,862,328)
Effects of Bulletin B-15 restatement (See A)385,37	(324,081)		—
Total U.S. GAAP adjustments	(4,045,164)		(3,681,633)
Stockholders’ equity under U.S. GAAP	Ps.	8,920,409	Ps.	9,243,180

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

Balance at December 31, 2002	Ps.	8,920,409
Net purchases of Company’s common stock	114,885
Dividends paid	(293,785)
Operation with Company’s own shares	163,061
Deferred loss on hedging activity	(54)
Recognition of inflation effects for the year	(311,383)
Foreign currency translation adjustments	60,997
Net income for the year	589,050
Balance at December 31, 2003	Ps.	9,243,180

A summary of the Company’s stockholders’ equity after the U.S. GAAP adjustments described above as of December 31, 2002 and 2003 is as follows:

	2002		2003
Capital stock	Ps.	10,707,412	Ps.	10,903,766
Additional paid-in capital	3,096,934		3,219,200
Retained earnings	6,826,098		7,080,689
Accumulated other comprehensive loss	(11,710,035)		(11,960,475)
Total stockholders’ equity under U.S. GAAP	Ps.	8,920,409	Ps.	9,243,180

A)               EFFECTS OF BULLETIN B-15 RESTATEMENT

As disclosed in Note 2-C, the Company adopted the provisions of Bulletin B-15, which allows the restatement of information for prior periods for comparison purposes to information of the most current period presented, based on a weighted average restatement factor that reflects the relative inflation and currency exchange movements of the countries in which the Company operates. The restatement provisions of Bulletin B-15 do not meet the Regulation S-X requirement that the financial statements be stated in the same currency for all periods, because changes in foreign currency exchange rates are included in the restatement factor.  The U.S. GAAP adjustments to net income and stockholders’ equity reflect the difference between restating these prior periods, including the U.S. GAAP adjustments, to December 31, 2003 constant pesos utilizing the Mexican NCPI and the weighted average restatement factor.  See Note 20-Q for summarized financial information prepared on a U.S. GAAP basis restated to December 31, 2003 constant pesos utilizing the Mexican NCPI.

B)                 MINORITY INTEREST

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders’ equity in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

C)                 PROPERTY, PLANT AND EQUIPMENT

Mexican GAAP allows companies the option of using a specific index, which contemplates inflation and currency exchange movements in the restatement of machinery and equipment and the related depreciation expense if such machinery and equipment is of foreign origin. The Company has elected to apply a specific index to fixed assets of foreign origin for the purposes of determining the restated balances under Mexican GAAP.  For U.S. GAAP purposes, the use of a specific index, which contemplates currency exchange changes, is not in accordance with the historical cost concept nor does it present financial information in a constant reporting currency. The impact on the net carrying value of fixed assets of restating fixed assets of foreign origin utilizing the Mexican NCPI for U.S. GAAP purposes increases stockholders’ equity as of December 31, 2002 and 2003 by Ps. 555,724 and Ps. 481,409, respectively.

Under Mexican GAAP, depreciation on idle equipment is not required if the carrying value is expected to be recovered. Under U.S. GAAP, those assets should continue be depreciated and subject to an impairment review. Therefore, the adjustment to property, plant and equipment decreases stockholder’s equity as of December 31, 2002 and 2003 by Ps.97,478 and Ps.120,063, respectively.

D)                PREOPERATING EXPENSES AND OTHER DEFERRED COSTS

As of December 31, 2002, under Mexican GAAP, preoperating expenses incurred were permitted to be capitalized and amortized by the Company over the period of time estimated to generate the income necessary to recover such expenses. The Company defined this period as 12 years based on prior experience. Starting January 1, 2003, under Mexican GAAP, only preoperating expenses incurred during the development stage are capitalized, whereas preoperating expenses identified as research are expensed as incurred. Additionally, the preoperating expenses capitalized until January 1, 2003 are amortized using the straight-line method over a 12-year period. Under US GAAP, such expenses should be treated as period expenses.

In 2001, as disclosed in Note 13, the Company shutdown its bread operations and recognized a loss of Ps.216,777, which includes the write-off of preoperating expenses. Under U.S. GAAP, these expenses have been previously written off.

The U.S. GAAP equity adjustments of Ps.43,376 and Ps.24,257 decrease intangible assets presented in the balance sheets as of December 31, 2002 and 2003, respectively.

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

F)                  SALE-LEASEBACK TRANSACTION

Under Mexican GAAP, a sale-leaseback transaction that involves real estate is recognized with the use of the general criteria established for capital and operating lease transactions.  Based upon these criteria, a sale-leaseback of real estate was recorded by the Company as an operating lease.  Under U.S. GAAP, Statement of Financial Accounting Standards (“SFAS”) No. 98, such a transaction would be recognized as a capital lease because a continuing involvement from the seller-lessee is present, and consequently, the risks and benefits of the property are not transferred to the buyer-lessor.  The U.S. GAAP balance sheet as of December 31, 2002 and 2003 would reflect increases in fixed assets, net, of Ps.161,526 and Ps.138,960 (net of accumulated depreciation of Ps. 57,123 and Ps.65,709, respectively), respectively, and long-term debt increases of Ps.218,649 and Ps.204,669, respectively.

The capital lease under U.S. GAAP has a 15-year term with an effective date of May 1, 1996. It requires minimum annual payments of approximately U.S.$3.2 million (Ps.35.968) for the year 2004, 2005 and 2006, and approximately U.S.$14.4 million (Ps.161,856) thereafter.

G)                 AMORTIZATION OF EXCESS OF COST OVER BOOK VALUE

Under Mexican GAAP, the excess of the purchase price over the proportionate book value of net assets acquired is recorded as “Excess of cost over book value” for all of the Company’s acquisitions. Under U.S. GAAP, transfers and exchanges between enterprises under common control are accounted for on a carry-over basis, and therefore, no such assets would be recorded.  The U.S. GAAP equity adjustments of Ps.171,815 and Ps.147,376 decrease the excess of cost over book value presented in the balance sheet as of December 31, 2002 and 2003, respectively.

H)                DEFERRED INCOME TAXES AND EMPLOYEES’ STATUTORY PROFIT SHARING

Under Mexican GAAP, the Company adopted the provisions of revised Bulletin D-4 for the recognition of deferred tax assets and liabilities. The accounting treatment of Bulletin D-4 is in accordance with the comprehensive asset and liability method of SFAS No. 109 “Accounting for Income Taxes”. The U.S. GAAP adjustments to net income and stockholders’ equity reflect only the deferred income taxes and employees’ statutory profit sharing generated by the other U.S. GAAP adjustments discussed in this document.

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

Income tax expense:

The domestic and foreign components of income before taxes, employees’ statutory profit sharing, equity in earnings of associated companies, extraordinary item and minority interest reported under Mexican GAAP are as follows:

	Year ended December 31,
	2001		2002		2003
Domestic	Ps.	(77,518)	Ps.	112,699	Ps.	(257,100)
Foreign	890,879		966,593		1,369,634
	Ps.	813,361	Ps.	1,079,292	Ps.	1,112,534

Provisions for domestic federal, foreign federal and state income taxes in the Mexican GAAP consolidated statements of income consist of the following components:

	Year ended December 31,
	2001		2002		2003
Current:
Domestic federal	Ps.	109,945	Ps.	232,586	Ps.	47,787
Foreign federal	81,981		71,268		242,467
Foreign state	8,247		6,821		21,918
	Ps.	200,173	Ps.	310,675	Ps.	312,172
Deferred:
Domestic federal	Ps.	(70,923)	Ps.	37,230	Ps.	199,259
Foreign federal	163,297		212,967		151,609
Foreign state	7,378		43,854		12,937
	Ps.	99,752	Ps.	294,051	Ps.	363,805
Total income taxes	Ps.	299,925	Ps.	604,726	Ps.	675,977

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2002 and 2003, are as follows:

	2002		2003
Deferred tax assets:
Net operating loss carryforwards and other tax credits	Ps.	1,417,320	Ps.	1,203,256
Customer advances and accrued liabilities	117,911		256,344
Intangible assets (c)	200,932		161,114
Other	212,916		142,679
Total gross deferred tax assets	1,949,079		1,763,393

Deferred tax liabilities:

Property, plant and equipment, net (a)	2,079,555		2,174,360
Inventories (b)	433,656		494,002
Investment in partnership and equity method investee	142,484		147,729
Other assets	6,090		35,282
Total gross deferred tax liabilities	2,661,785		2,851,373

Net deferred tax liability under U.S. GAAP	712,706		1,087,980
Net deferred tax liability under Mexican GAAP	673,266		1,037,896
Adjustment for U.S. GAAP	Ps.	39,440	Ps.	50,084

(a)          Principally due to the differences between restated book and tax basis, including depreciation and capitalized interest.

(b)         Principally due to the expensing of purchases for Mexican tax purposes.

(c)          Reflects a prepaid asset resulting from an intercompany transaction.

A summary of the deferred tax liability (asset) balances on a U.S. GAAP basis are as follows:

	2002		2003
Current:
Deferred tax asset	Ps.	(330,827)	Ps.	(399,023)
Deferred tax liability	433,656		523,039
	102,829		124,016
Non-current:
Deferred tax asset	(1,618,252)		(1,364,370)
Deferred tax liability	2,228,129		2,328,334
	609,877		963,964
Total	Ps.	712,706	Ps.	1,087,980

The provision for income tax on a U.S. GAAP basis is as follows:

	2001		2002		2003

Current	Ps.	(200,173)	Ps.	(310,675)	Ps.	(312,172)
Deferred	(251,728)		(265,646)		(376,067)
	Ps.	(451,901)	Ps.	(576,321)	Ps.	(688,239)

In addition, the Company has established a deferred liability for U.S. GAAP purposes of Ps.49,083 and Ps.28,607, at December 31, 2002 and 2003, respectively, relating to employees’ statutory profit sharing.

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

As of December 31, 2002 and 2003, the U.S. GAAP equity adjustment of Ps.911,122 and Ps.826,587 respectively, decrease the net fixed assets in the same amounts.

J)                    DERIVATIVE FINANCIAL INSTRUMENTS

Under Mexican GAAP, when a company is engaged in hedge activities, the corresponding derivative financial instruments must be valued utilizing the same criteria used for the assets or liabilities that are being hedged. Changes in the fair value of derivatives are recognized in the income statement, net of costs, expenses or earnings from the assets or liabilities being hedged and the gain or loss is recognized when the hedge item is realized. Derivative financial instruments held for purposes other than hedging are recognized at their fair value. The difference between the initial and year-end fair value of the derivative assets and liabilities is recognized in income, except for those financial instruments related with the Company’s own shares, which are recorded as a component of equity.

Under U.S. GAAP, all derivative instruments must be recorded on the balance sheet at fair value. On the date the derivative contracts are entered into, the Company designates the derivative as either (a) a fair value hedge or (b) a cash flow hedge. For cash-flow hedge transactions, changes in the fair value of the derivative instrument are reported in other comprehensive income. The gains and losses on cash flow hedge transactions that are reported in other comprehensive income are reclassified to earnings in the periods in which earnings are affected by the variability of the cash flows of the hedged item. Derivative instruments not designated as hedge are marked to market and the impact of such is recognized in current period earnings.

At December 31, 2003, the Company realized gains of Ps. 18,724 from cash flow hedges related to corn futures contracts; these gains are deferred and reported in other comprehensive income. The Company expects these deferred gains related to cash flow hedges will be recognized within the next 12 months.

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

As described in Note 12-C, during 2003 the Company has entered into various equity swap and call option agreements indexed to the Company’s own stock. Under Mexican GAAP, the Company has recorded the fair value of these financial instruments on the balance sheet with the difference between the initial and year-end fair value as a component of equity. Under U.S. GAAP, the fair value of such contracts has been recognized in income due to the nature of the contractual settlement provisions.

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

As mentioned in Note 2-J, under Mexican GAAP, until January 1, 2003 all intangible assets were amortized over their estimated useful life. Bulletin C-8 was adopted starting January 1, 2003, and consequently, certain intangible assets (excluding goodwill) were recognized as having indefinite lives and were not longer amortized. Accordingly, amortization of indefinite-lived intangible assets ceased in 2002 for US GAAP and in 2003 for Mexican GAAP.

For U.S. GAAP purposes, the reversal of goodwill amortization under Mexican GAAP increased the balance sheet item “Excess of cost over book value of subsidiaries acquired, net”.

Under Mexican GAAP, the amortization of goodwill for the year 2001 was recognized as a non-operating expense. Under U.S. GAAP, such item would be included in the determination of operating income. For the years ended December 31, 2001, this item amounted to Ps.12,668.

The impact of adopting SFAS No. 142 on net income and earnings per share adjusted to exclude amortization expense (net of taxes) related to goodwill and indefinite-lived intangible assets is as follows:

	2001		2002		2003
Net income attributable to common stockholders’ equity	Ps	207,810	Ps	322,214	Ps	589,050
Amortization of goodwill and indefinite-lived intangible assets	128,109		—		—
Pro forma net income attributable to common stockholders’ equity	Ps	335,919	Ps	322,214	Ps	589,050

Basic and diluted earnings per share:
Reported earnings per share	Ps	0.48	Ps	0.72	Ps	1.32
Amortization of goodwill and indefinite-lived intangible assets	0.30		—		—
Pro forma basic and diluted earnings per share	Ps	0.78	Ps	0.72	Ps	1.32

L)                  SUPPLEMENTAL BALANCE SHEET INFORMATION

•                       Long-lived assets

The Company evaluates the carrying value of long-lived assets to be held and used, primarily property, plant and equipment and any assets to be disposed of, when events or circumstances suggest that the carrying value may not be recoverable. Any impairment of these assets is included in income of the year, for the difference between the carrying value and the fair market value of long-lived assets to be held and used, and the difference between the carrying value and the fair market value less costs to sell for long-lived assets to be disposed of. As of December 31, 2003 the Company’s management believes there is no impairment in the carrying value of long-lived assets.

•                       Securities of related parties:

The investment in common stock of GFNorte is accounted for under the equity method, because the Company has significant influence over the investee due to its representation on the Board of Directors of GFNorte and the equity interest of GRUMA’s principal shareholder in GFNorte.  The effect of applying U.S. GAAP adjustments to the equity investment has been included in the Company’s U.S. GAAP reconciliation, and principally result from differences in accounting for loan loss reserves, deferred start-up costs, and deferred income taxes.

Condensed financial information for GF Banorte as of and for the years ended December 31:

	2002		2003
Cash and cash equivalents	Ps.	24,558,586	Ps.	30,743,161
Investment securities	12,342,618		18,855,028
Net loan portfolio	154,957,040		148,182,470
Property, furniture and equipment, net	5,945,483		5,712,902
Total assets	207,473,422		213,186,593
Deposits	148,888,069		162,444,457
Bank and other entity loans – current	27,973,162		18,205,553
Bank and other entity loans – noncurrent	11,057,919		11,110,915
Total liabilities	195,013,353		198,825,975
Majority interest	11,612,759		13,469,628
Minority interest	847,310		890,990

	2001		2002		2003
Interest income	Ps.	24,770,459	Ps.	25,268,679	Ps.	22,409,578
Interest expense	(17,738,259)		(16,490,024)		(13,755,434)
Income from continuing operations	2,061,746		2,042,007		2,405,804
Net income	1,650,022		2,094,744		2,218,490

•                       Other current liabilities:

Included within accrued liabilities and other payables as of December 31, 2002 and 2003 are accrued compensation costs (Ps.310,445 and Ps. 401,118 in 2002 and 2003, respectively) and accrued advertising costs (Ps.174,218 and Ps.191,221 in 2002 and 2003, respectively).

•                       Other stockholders’ equity:

Included within retained earnings as of December 31, 2002 and 2003 are undistributed earnings of GF Banorte amounting to approximately Ps.1,328,189 and Ps.1,479,994, respectively.

•                       Computer software:

Depreciation expense for the years ended December 31, 2001, 2002 and 2003 amounted to Ps.73,609, Ps.79,938 and Ps.91,652 respectively, on capitalized computer software cost.

M)             SUPPLEMENTAL INCOME STATEMENT INFORMATION

•                       Advertising costs:

Advertising costs, included in selling, general and administrative expenses, are expensed when the advertising first takes place. Advertising expense was Ps.600,932, Ps.537,734 and Ps.634,438 for the years ended December 31, 2001, 2002 and 2003, respectively. The Company had Ps.2,918 and Ps.6,452 of prepaid advertising costs reported as prepaid expenses as of December 31, 2002 and 2003, respectively.

•                       Shipping and handling costs:

Shipping and handling costs are included in selling, general and administrative expenses and amounted to Ps.1,122,841, Ps.1,089,957 and Ps.1,151,753 for the years ended December 31, 2001, 2002 and 2003.

•                       Operating income:

Under U.S. GAAP, certain other income items included in the Mexican GAAP financial statements of the Company, such as software implementation expenses, ESPS, reorganization expenses and amortization of other deferred costs would be included in the determination of operating income. For the years ended December 31, 2001, 2002 and 2003, these items amounted to Ps. 106,056, Ps. 76,730 and Ps. 56,723, respectively.

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

•                       Consumer and trade sales promotion expenses

Under U.S. GAAP, the Company has classified certain consumer and trade sales promotion expenses, such as coupon redemption costs, cooperative advertising programs, new product introduction fees, feature price discounts and in-store display incentives as a reduction of revenue. For the years ended December 31, 2001, 2002 and 2003 these items amounted to Ps. 212,445, Ps. 157,566 and Ps. 200,724, respectively.

N)                SUPPLEMENTAL CASH FLOW INFORMATION

Mexican GAAP Bulletin B-12 issued by the MIPA specifies the appropriate presentation of the statements of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon the differences between beginning and ending financial statement balances in Mexican pesos of constant purchasing power. Under U.S. GAAP, a statement of cash flow is required, which presents only cash movements and excludes non-cash items.

The following presents a price-level adjusted statement of cash flows, after considering the impact of U.S. GAAP adjustments in conformity with the AICPA SEC Regulations Committees’ International Practice Task Force recommendation.

Year ended December 31,
2001	2002	2003
Operating activities:
Net income	Ps.	207,810	Ps.	322,214	Ps.	589,050
Minority interest	178,757	197,791	175,977
Consolidated income	386,567	520,005	765,027
Adjustments to reconcile net income to resources provided by operating activities:
Monetary position gain	(191,425)	(167,719)	(187,986)
Depreciation and amortization	1,187,382	1,077,077	1,033,576
Allowance for doubtful accounts	55,856	36,137	54,143
Account receivable for disposed subsidiaries	—	(151,811)	—
Equity in earnings of associated companies’, less dividends received	(47,709)	(103,645)	(108,667)
Seniority premium	7,371	9,304	7,950
Loss on sale of fixed assets and other assets	—	—	52,105
Gain from shutdown in bread operations	(131,435)	—	—
Deferred income taxes and employees’ statutory profit sharing	238,246	255,693	357,711
1,504,853	1,475,041	1,973,859

Changes in working capital:
Restricted cash	4,151	1,421	361
Accounts receivable, net	53,799	(587,355)	(78,203)
Inventories	(38,674)	(309,908)	(812,602)
Prepaid expenses	14,864	27,816	(108,220)
Trade accounts payable	(334,937)	368,223	(175,645)
Accrued liabilities and other payable	80,625	61,002	380,086
Income taxes and employees’ statutory profit sharing payable	49,988	(31,862)	5,180
(170,184)	(470,663)	(789,043)

Net cash provided by operating activities	1,334,669	1,004,378	1,184,816

Investing activities:
Purchases of property, plant and equipment	(726,928)	(727,358)	(767,776)
Sales of property, plant and equipment	14,764	145,881	132,849
Trust funds for research and development of technology	—	—	213,714
Resources received from shutdown of bread operations	555,772	—	—
Deferred assets	(81,744)	(63,490)	(46,140)
Investments in common stock	(2,281)	55,392	—
Sale of temporary investments	—	—	199,799
Other	(42,378)	26,419	15,764
Net cash used in investing activities	(282,795)	(563,156)	(251,790)

Financing activities:
Proceeds from bank loans and long-term debt	3,017,024	1,879,464	2,006,500
Repayment of bank loans and long-term debt	(3,303,171)	(2,209,417)	(2,770,365)
Contibutions by minority interest	—	—	140,220
Decrease of minority interest	—	—	(7,835)
Net purchases-sales of Company’s common stock and derivate financial operations	(80,323)	(90,759)	277,946
Dividends paid	(287,435)	(98,600)	(488,736)
Other	(89,656)	(64,220)	2,562
Net cash used in financing activities	(743,561)	(583,532)	(839,708)

Effect of inflation on cash and temporary investments	(17,507)	(12,552)	6,432
Net increase (decrease) in cash and temporary investments	290,806	(154,862)	99,750
Cash and temporary investments at beginning of year	133,551	424,357	269,495
Cash and temporary investments at end of year	Ps.	424,357	Ps.	269,495	Ps.	369,245

During 2002, the Company had a noncash activity in which it received temporary investments to settle a note receivable for an amount of Ps. 199,799.

Net cash flow from operating activities reflects cash payments and receipts for interest and income taxes as follows:

	Year ended December 31,
	2001		2002		2003
Interest paid	Ps.	731,758	Ps.	545,507	Ps.	520,693
Interest received	85,037		59,498		61,056
Income and asset taxes paid	154,710		408,770		349,422
Interest incurred	693,859		589,202		531,858

O)                COMPREHENSIVE INCOME

Comprehensive income (loss) is as follows:

	Year ended December 31,
	2001		2002		2003
Net income under U.S. GAAP	Ps.	207,810	Ps.	322,214	Ps.	589,050
Other comprehensive loss, net of taxes:

Deficit from restatement	113,472		(303,406)		(311,383)

Deferred (loss) gain on hedge activity	(3,584)		22,309		(54)

Foreign currency translation adjustments	(613,756)		(259,179)		60,997
Comprehensive (loss) income under U.S. GAAP	Ps.	(296,058)	Ps.	(218,062)	Ps.	338,610

Foreign currency translation adjustments are presented net of tax benefits of Ps.76,402, Ps.116,354 and Ps.58,541 for the years ended December 31, 2001, 2002 and 2003, respectively.

The components of accumulated other comprehensive loss are as follows as of December 31, 2002 and 2003:

	Foreign currency translation adjustments		Deferred (loss) gain on hedging activity		Deficit from restatement		Accumulated other comprehensive loss
Balance at December 31, 2001	Ps.	832,309	Ps.	(3,585)	Ps.	(12,039,600)	Ps.	(11,210,876)
Current period changes	(218,062)		22,309		(303,406)		(499,159)
Balance at December 31, 2002	614,247		18,724		(12,343,006)		(11,710,035)
Current period changes	60,997		(54)		(311,383)		(250,440)
Balance at December 31, 2003	Ps.	675,244	Ps.	18,670	Ps.	(12,654,389)	Ps.	(11,960,475)

P)                  VALUATION AND QUALIFYING ACCOUNTS

The valuation and qualifying accounts are as follows:

Allowance for doubtful accounts:

For the year ended December 31,	Balance at beginning of year		Additions charged to costs and expenses		Deductions		Balance at year-end
2001	Ps.	144,558	Ps.	58,677	Ps.	(85,330)	Ps.	117,905
2002	117,905		37,447		(55,162)		100,190
2003	100,190		54,143		(46,401)		107,932

Q)                RESTATEMENT TO CONSTANT PESOS

The following presents condensed financial information prepared on a U.S. GAAP basis restated to December 31, 2003 constant pesos utilizing the Mexican NCPI. As disclosed in Note 2-D, under Bulletin B-15, the Company restated prior year balances utilizing weighted average restatement factors. The difference in the factors applied to restate prior year information to December 31, 2003 constant pesos utilizing the Mexican NCPI were:

Year	Factor
2001	0.9519
2002	0.9650

Condensed consolidated balance sheets as of December 31:

	Expressed in Thousands of Constant Mexican Pesos as of December 31, 2003
	2002		2003
Total current assets	Ps.	6,418,895	Ps.	7,117,050
Property, plant and equipment	12,784,252		12,689,086
Total assets	22,442,234		22,869,349
Short-term debt	835,314		520,685
Long-term debt	6,491,291		6,163,582
Total liabilities	10,767,261		10,711,463
Minority interest	2,754,564		2,914,706
Total stockholders’ equity	8,920,409		9,243,180

Condensed consolidated statements of income for the years ended December 31:

	Expressed in Thousands of Constant Mexican Pesos as of December 31, 2003
	2001		2002		2003
Net sales	Ps.	19,381,846	Ps.	19,784,829	Ps.	22,840,798
Gross profit	7,024,020		7,318,050		8,177,943
Operating income	1,262,922		1,486,344		1,778,014
Majority net income	207,810		322,214		589,050

R)                 RECENTLY ISSUED ACCOUNTING STANDARDS

In April 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this statement clarifies the circumstances under which a contract with an initial net investment meets the characteristics of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform it to the language used in FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” and amends certain other existing pronouncements. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company’s consolidated results of operations or financial condition.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. The statement requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, the statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company’s consolidated results of operations or financial condition.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an interpretation of ARB 51”.  The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIE”) and how to determine when and which business enterprise should consolidate the VIE (the “primary beneficiary”).  This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is sufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties.  In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures.  FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date.  It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003.  FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period.  In December 2003, the FASB redeliberated certain proposed modifications and revised FIN 46 (“FIN 46-R”).  The revised provisions are applicable no later than the first reporting period ending after March 15, 2004.  The Company does not expect that the adoption of FIN 46 and FIN 46-R will have a material impact on its financial statements.