Form 20-F
period 2004-12-31
GRUMA SA DE CV
filed 2005-06-30
CIK 1053947

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

452,049,643 Series B Common Shares, without par value

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

TABLE OF CONTENTS

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3.	KEY INFORMATION

ITEM 4.	INFORMATION ON THE COMPANY

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 8.	FINANCIAL INFORMATION

ITEM 9.	THE OFFER AND LISTING

ITEM 10.	ADDITIONAL INFORMATION

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15.	CONTROLS AND PROCEDURES

ITEM 16A.	FINANCIAL EXPERT

ITEM 16B.	CODE OF ETHICS

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

ITEM 16D.	NOT APPLICABLE

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

PART III

ITEM 17.	FINANCIAL STATEMENTS

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

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

This Annual Report contains our audited consolidated financial statements as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004.  The financial statements have been audited by PricewaterhouseCoopers, an independent registered public accounting firm.

We publish our financial statements in pesos and prepare our consolidated financial statements in accordance with accounting principles generally accepted in Mexico, commonly referred to as “Mexican GAAP.” Mexican GAAP differs in certain significant respects from accounting principles generally accepted in the United States of America, commonly referred to as “U.S. GAAP.”  See Note 21 to our audited consolidated financial statements for information relating to the nature and effect of such differences and for a quantitative reconciliation of our consolidated net income and stockholders’ equity to U.S. GAAP.

As the Mexican economy has experienced significant levels of inflation in the past, we are required under Mexican GAAP to recognize the effects of inflation in our financial statements.  Under Bulletin B-10, issued by the Mexican Institute of Public Accountants, we are required to present our financial information in inflation-adjusted monetary units to allow for more accurate comparisons of financial line items over time and to mitigate the distortive effects of inflation on our financial statements.  Unless otherwise indicated, all financial information in this Annual Report has been restated in pesos of constant purchasing power as of December 31, 2004.

We are required to determine our monetary position gain/loss to reflect the effect of inflation on our monetary assets and liabilities.  We determine our net monetary position by subtracting our monetary liabilities from our monetary assets and then the resulting net monetary position is multiplied by the appropriate inflation rate for the period with the resulting monetary gain or loss reflected in earnings.   In so doing, we can reflect the effect inflation is having on our monetary items.

Pursuant to Bulletin B-15, we apply the actual inflation rate in the relevant country of each non-Mexican subsidiary and then translate the inflation-adjusted financial statements into pesos.  The figures for subsidiaries in Central America, Venezuela and U.S. are restated to period-end constant local currencies following the provisions of Bulletin B-10 and B-15, applying the general consumer price index from the country in which the subsidiary operates.  Once figures are restated, they are converted to Mexican Pesos by applying the exchange rate in effect at the end of the period.

For the purposes of the quantitative reconciliation to U.S. GAAP, we have restated the data as of December 31, 2003 and for years ended December 31, 2002 and 2003 in pesos of constant purchasing power as of December 31, 2004 using the Mexican National Consumer Price Index, or NCPI, rather than the international restatement factor in Bulletin B-15.  For a more detailed discussion of Mexican GAAP inflation accounting methodologies, see “Item 5.  Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Results of Operations—Overview of Accounting Presentation.”

MARKET SHARE AND OTHER INFORMATION

The information contained in this Annual Report regarding our market positions in Mexico, Venezuela, Central America, the United States, Europe and Asia is based primarily on our own estimates and internal analysis.  Market position information for the United States is also based on data from the Tortilla Industry Association.  While we believe our internal research and estimates are reliable, they have not been verified by any independent source and we cannot assure you as to their accuracy.

All references to “tons” in this Annual Report refer to metric tons.  One metric ton equals 2,204 pounds.  Estimates of production capacity contained herein assume operation of the relevant facilities on the basis of 24 hours a day, 360 days a year on three shifts and assume only regular intervals for required maintenance.

FORWARD LOOKING STATEMENTS

This Annual Report includes “forward-looking statements” within the meaning of Section 27A of the U.S.  Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including the statements about our plans, strategies and prospects under “Item 4.  Information on the Company” and “Item 5.  Operating and Financial Review and Prospects.”  Some of these statements contain words such as “believe,” “expect,” “intend,” “anticipate,” “estimate,” “strategy,” “plans” and other similar words.  Although we believe that our plans, intentions and expectations as reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved.  Actual results could differ materially from the forward-looking statements as a result of risks, uncertainties and other factors discussed in “Item 3.  Key Information—Risk Factors,” “Item 4.  Information on the Company,”  “Item 5.  Operating and Financial Review and Prospects” and “Item 11.  Quantitative and Qualitative Disclosures About Market Risk.”  These risks, uncertainties and factors include:  general economic and business conditions, including changes in exchange rates, and conditions that affect the price of corn and wheat; potential changes in demand for our products; price and product competition; and other factors discussed herein.

PART I

ITEM 1.              Identity of Directors, Senior Management and Advisors.

Not applicable.

ITEM 2.              Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3.              Key Information.

SELECTED FINANCIAL DATA

The following tables present our selected consolidated financial data as of and for each of the years indicated.  The data as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 are derived from and should be read together with our financial statements included herein and “Item 5.  Operating and Financial Review and Prospects.”

Our consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States of America.  Note 21 to the consolidated financial statements provides information relating to the nature and effect of such differences, as they relate to us, and provides a reconciliation to U.S. GAAP of majority net income and total stockholders’ equity.

Pursuant to Mexican GAAP, the consolidated financial statements and the selected consolidated financial data set forth below restate the components of stockholders’ equity using the NCPI factors and record gains and losses in purchasing power from holding monetary assets or liabilities.  Under Mexican GAAP, non-monetary assets, with the exception of inventories and fixed assets of non-Mexican origin, are restated using the NCPI and General Consumer Price Index, or GCPI, factors for foreign subsidiaries.  Inventories are restated at current replacement costs while fixed assets of foreign origin are restated by the inflation rate of the country of origin prior to translation to pesos at the period-end exchange rate.  Mexican GAAP also requires restatement of all financial statements to pesos of constant purchasing power as of the date of the most recent balance sheet presented, and accordingly all data in the consolidated financial statements and in the selected consolidated financial data set forth below have been restated in pesos of constant purchasing power as of December 31, 2004.  The effects of inflation accounting under Mexican GAAP, other than for the use of a specific index for the restatement of fixed assets of foreign origin, have not been reversed in the reconciliation to U.S. GAAP.  See Note 21 to our consolidated financial statements.

	2000		2001		2002		2003		2004
	(thousands of Mexican pesos of constant purchasing power as of December 31, 2004, except per share amounts)
Income Statement Data:
Mexican GAAP:
Net sales	Ps.	21,034,456	Ps.	20,648,247	Ps.	20,932,695	Ps.	23,311,102	Ps.	24,992,482
Cost of sales	(13,410,086)		(13,021,059)		(13,091,674)		(14,843,230)		(16,034,806)
Gross profit	7,624,370		7,627,188		7,841,021		8,467,872		8,957,676
Selling, general and administrative expenses	(6,684,324)		(6,562,061)		(6,211,904)		(6,699,100)		(7,017,756)
Operating income	940,046		1,065,127		1,629,117		1,768,772		1,939,920
Net comprehensive financing income (cost):
Interest expense	(912,568)		(731,551)		(618,612)		(538,077)		(486,716)
Interest income	169,792		101,547		62,966		65,437		228,396
Monetary position gain (loss), net	256,094		196,318		175,692		190,274		242,820
Foreign exchange gain (loss), net	(66,646)		109,117		(287,219)		(183,792)		(51,345)
Total net comprehensive financing income (cost)	(553,328)		(324,569)		(667,173)		(466,158)		(66,845)
Other (expenses) income, net	41,400		75,760		131,571		(177,062)		(286,830)
Income before income tax and Other items	428,118		816,318		1,093,515		1,125,552		1,586,245
Income tax (current and deferred)	(24,874)		(301,016)		(612,695)		(683,888)		(763,378)
Employees’ statutory profit sharing (current and deferred)	515		(14,180)		(14,125)		4,755		(9,232)
Other items(1)	73,696		69,882		176,877		237,901		282,197
Minority interest	(208,301)		(208,617)		(214,324)		(185,579)		(172,652)
Majority net income	269,154		362,387		429,248		498,741		923,180
Per share data:
Majority net income per share(2)	0.62		0.84		0.96		1.12		2.05
U.S. GAAP:
Net sales	21,787,584		20,387,934		20,811,820		24,026,418		24,786,307
Operating income	891,596		1,328,477		1,563,497		1,870,307		1,893,164
Income before income taxes and other items	211,295		808,983		983,416		1,373,551		1,394,646
Net income	78,070		218,597		338,937		619,622		777,240
Per share data:
Net income per share(2)	0.18		0.50		0.76		1.39		1.73

	2000	2001	2002	2003	2004
	(thousands of Mexican pesos of constant purchasing power as of December 31, 2004, except capital stock and operating data)
Balance Sheet Data (at period end):
Mexican GAAP:
Property, plant and equipment, net	14,496,841	13,760,941	13,735,964	13,182,072	13,211,627
Total assets	25,121,903	23,886,906	24,173,815	23,655,246	25,208,826
Short-term debt(3)	1,477,292	388,219	863,041	505,171	521,385
Long-term debt(3)	6,746,373	7,234,965	6,607,989	6,050,238	6,015,876
Total liabilities	11,519,540	10,612,218	11,037,374	10,579,216	11,447,905
Excess of book value over cost of subsidiaries acquired, net	421,324	116,979
Capital stock	14,737,008	14,536,493	14,520,909	14,856,068	15,181,719
Total stockholders’ equity(4)	13,181,039	13,157,708	13,136,452	13,076,030	13,760,921
U.S. GAAP:
Total assets	25,458,491	23,398,146	23,607,175	24,056,451	24,362,476
Long-term debt	7,297,096	7,424,701	6,828,245	6,483,521	6,174,808
Capital stock	14,538,361	14,546,802	14,529,555	14,856,068	15,091,883
Total stockholders’ equity	10,104,350	9,708,632	9,383,470	9,722,901	9,770,760

Other Financial Information:
Mexican GAAP:
Capital expenditures	1,788,317	768,963	780,830	654,007	1,279,490
Depreciation and amortization	865,354	904,132	1,009,219	1,139,031	1,055,442
Resources provided by (used in):
Operating activities	1,835,728	1,681,467	1,578,053	1,349,912	1,976,005
Financing activities	(664,920)	(1,074,282)	(883,947)	(1,067,070)	(410,480)
Investing activities	(1,504,914)	(295,151)	(648,820)	(401,276)	(1,451,012)
U.S. GAAP:
Depreciation and amortization	1,141,941	1,249,019	1,064,729	1,069,245	1,047,790
Net cash provided by (used in):
Operating activities	1,592,846	1,403,952	1,056,512	1,246,308	1,497,814
Investing activities	(1,695,699)	(297,475)	(592,389)	(264,859)	(1,195,593)
Financing activities	(190,694)	(782,159)	(613,822)	(883,290)	(149,365)

Operating Data:
Sales volume (thousands of tons):
Gruma Corporation (corn flour and tortillas)(5)	836	856	899	979	1,088
GIMSA (corn flour and tortillas)	1,520	1,451	1,397	1,406	1,448
Gruma Venezuela (corn flour, wheat flour and other products)	455	458	454	518	504
Molinera de México (wheat flour)	480	489	536	575	460
Gruma Centroamérica (corn flour and other products)(5)	137	140	139	144	154
Production capacity (thousands of tons):
Gruma Corporation (corn flour and tortillas)	1,329	1,335	1,346	1,394	1,548
GIMSA (corn flour)(6)	2,345	2,345	2,345	2,345	2,408
Gruma Venezuela (corn flour, wheat flour and other products)(7)	780	792	792	792	786
Molinera de México (wheat flour)	717	717	717	717	717
Gruma Centroamérica (corn flour and other products)	172	181	217	217	220
Number of employees	17,208	15,585	14,887	15,104	15,727

(1)           Other items include extraordinary items, equity in earnings of associated companies and gain from sale of subsidiaries and associated companies’ common stock.

(2)

Based upon weighted average of outstanding shares of our common stock (in thousands), as follows: 435,515 shares for the year ended December 31, 2000; 433,235 shares for the year ended December 31, 2001; 446,202 for the year ended December 31, 2002; 445,098 shares for the year ended December 31, 2003; and 450,306 shares for the year ended December 31, 2004.

(3)	Short-term debt consists of bank loans and the current portion of long-term debt. Long-term debt consists of debentures and bank loans.
(4)

Total stockholders’ equity includes minority interests as follows: Ps.2,811 million at December 31, 2000; Ps.2,744 million at December 31, 2001; Ps.2,822 million at December 31, 2002; Ps.2,896 million at December 31, 2003; and Ps.2,916 million at December 31, 2004.

(5)	Net of intercompany transactions.
(6)	Includes 243,000 tons of temporarily idled production capacity.
(7)	Includes 60,924 tons of temporarily idled production capacity.

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

The ability of our subsidiaries to make distributions to us is limited by the laws of each country in which they were incorporated and by their constitutive documents.  For example, our ability to repatriate dividends from Gruma Venezuela may be adversely affected by exchange controls and other recent events.  See “Item 3.  Risk Factors—Risks Related to Venezuela—Venezuela Presents Significant Economic Uncertainty and Political Risk.”  In the particular case of Gruma Corporation, our principal U.S. subsidiary, its ability to pay dividends is subject to financial covenants contained in some of its debt and lease agreements, including covenants which limit the amount of dividend payments.  Upon the occurrence of any default or event of default under these credit and lease agreements, Gruma Corporation generally is prohibited from making any dividend or other payments.  See “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

We did not pay dividends in 2000, 2001 or 2002.  During 2004, and 2003, we paid dividends to shareholders, in nominal terms, of Ps.315 million, and Ps.287 million, respectively.  In pesos of constant purchasing power as of December 31, 2004, the dividends paid or payable to shareholders in 2004, and 2003 amounted to Ps.326 million, and Ps.309 million.  During 2005, we resolved to pay dividends of Ps.361 million, stated in nominal terms, which we distributed to shareholders in May 2005.

Exchange Rate Information

Mexico has had a free market for foreign exchange since 1991.  Prior to December 1994, the Mexican central bank (Banco de México) kept the peso-U.S. dollar exchange rate within a range prescribed by the government through intervention in the foreign exchange market.  In December 1994, the government suspended intervention by Banco de México and allowed the peso to float freely against the U.S. dollar.  The peso declined during the period from 1994 through 1998, at times in response to events outside of Mexico, but was relatively stable in 1999, 2000 and 2001.  In late 2001 and early 2002, the Mexican peso appreciated considerably against the U.S. dollar and, more strongly, against other foreign currencies.  From the second quarter of 2002 and until the end of 2003, the Mexican peso depreciated in value.  From the beginning of 2004 to date in 2005, the foreign exchange markets have been volatile due to international developments, especially the war in the Middle East, a weaker U.S. dollar, and rising international oil prices.  There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar.  The rates have not been restated in constant currency units.

	Noon Buying Rate ($ Per U.S.$)
Year	High (1)		Low (1)		Average (2)		Period End
2000	Ps.	10.0870	Ps.	9.1825	Ps.	9.4716	Ps.	9.6180
2001	9.9720		8.9460		9.3255		9.1560
2002	10.4250		9.0005		9.7458		10.4250
2003	11.4063		10.1130		10.8460		11.2420
2004	Ps.	11.6350	Ps.	10.8050	Ps.	11.2900	Ps.	11.1540
2005 (through June 15)	11.4110		10.8125		11.0495		10.8305

December 2004	11.3285		11.1150		11.2010		11.1540
January 2005	11.4110		11.1715		11.2630		11.2065
February 2005	11.2060		11.0430		11.1370		11.0885
March 2005	11.3295		10.9755		11.1550		11.1770
April 2005	11.2298		11.0360		11.112		11.0820
May 2005	11.0330		10.8850		10.9760		10.9125
June 2005(3)	10.8825		10.8125		10.8500		10.8305

(1)                                  Rates shown are the actual low and high, on a day-by-day basis for each period.
(2)                                  Average of month-end rates.
(3)                                  Through June 15, 2005.

On June 15, 2005, the noon buying rate for pesos was Ps.10.8305 to U.S.$1.00.

RISK FACTORS

Risks Relating to Mexico

Our Business Operations Could Be Affected by Economic Conditions in Mexico

We are a Mexican company with a significant portion of our consolidated assets located in Mexico and 31% of our consolidated net sales derived from our Mexican operations.  As a result, Mexican economic conditions could impact our sales and profitability.

In December 1994, Mexico experienced an economic crisis characterized by exchange rate instability and significant devaluation of the peso, increased inflation, high domestic interest rates, a substantial outflow of capital, negative economic growth, reduced consumer purchasing power and high unemployment.  In addition, the financial crises in 1998 and early 1999 in Asia, Russia and Latin America resulted in instability in the foreign exchange markets and international financial markets.  These events resulted in limited liquidity for the Mexican government and for local corporations as well as an increase in interest rates in Mexico.  Civil and political unrest in Venezuela or elsewhere could produce similar results.  See “—Adverse Developments in Other Emerging Market Countries May Affect Mexico or the Price of Our Securities.”  Although the Mexican economy declined by 0.3% in 2001, the Mexican economy grew by 0.9% in 2002, by 1.3% in 2003, by 4.4% in 2004, and by an annualized rate of 2.4% in the first quarter of 2005.

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

On December 1, 2000, Vicente Fox of the Partido Acción Nacional (National Action Party, or PAN) was inaugurated as president of Mexico, ending more than 70 years of presidential rule by the Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI).  Neither the PRI nor the PAN succeeded in securing a majority in the Congress or Senate.  In elections held in July 2003 the PAN lost additional seats in the Congress and state governorships.  The resulting gridlock, which is expected to continue at least until the Mexican presidential elections in 2006, has impeded the process of structural reform in Mexico which may adversely affect economic conditions in Mexico, and consequently, our business, results of operations and financial condition.  It is not clear what effect the presidential elections of 2006 and their outcome will have on economic conditions in Mexico and on our business, results of operations or financial condition.

In the case of our sales of corn flour, governmental policies have affected us negatively in the past and may continue to do so in the future.  The elimination of the tortilla subsidy for consumers, coupled with certain government’s decisions reduced sales and hurt profits in 1999.  Currently, the Mexican government issues corn import permits to various parties, including corn traders, typically based upon the availability of domestic corn, which contributes to the stability of domestic corn prices.  However, in the past, particularly during election years, the Mexican government has increased the number of corn import permits, which had the effect of driving down the price of domestic corn, and consequently, reducing sales of corn flour.  We currently depend on corn import permits to ensure an adequate supply of corn in non-corn producing regions of the country.  We believe that a shortage of corn imports would currently have a greater adverse impact on our results of operations than an increase in the number of corn imports.  In the past, we have been able to obtain sufficient corn import permits to satisfy our corn requirements.  Nevertheless, we cannot assure you that the Mexican government will not take actions that could adversely affect us.  See “Item 4.  Information on the Company—Regulations.”

The level of environmental regulation and enforcement in Mexico has increased in recent years.  The Comisión Nacional del Agua (“National Water Commission” or “CNA”), has brought enforcement proceedings against us for fees arising from our alleged water discharges from five of our facilities in Mexico.  While we are vigorously defending this action, we cannot assure you that we will succeed or that further actions of this type will not be brought against us.  We expect the trend toward greater environmental regulation and enforcement to continue and to be accelerated by international agreements between Mexico and the United States.  The promulgation of new environmental regulations or higher levels of enforcement may adversely affect us.  See “Item 8.  Financial Information—Legal Proceedings”.

Devaluations of the Mexican Peso Affect our Financial Performance

As of December 31, 2004, 93% of our debt obligations were denominated in U.S. dollars.  We generate 48% of our revenues in U.S. dollars which in 2004 represented 184% of our then outstanding debt obligations.  While the dollar revenues we earn may act as a natural hedge for part of our dollar-denominated debt obligations, we have not entered into derivative contracts to hedge our foreign currency risk with respect to the outstanding principal amounts of our debt.  As of June 15, 2005 we had exchange rate forward contracts for only the interest payments due in 2005, 2006 and 2007 on our US$300 million 7.75% perpetual bond, for an aggregate notional amount of U.S.$27.7 million at an average exchange rate of Ps.11.5797 per U.S. dollar.  Therefore, we remain exposed to foreign exchange risks that could affect our ability to meet our obligations and result in foreign exchange losses on our dollar-denominated obligations.

We posted net foreign exchange losses of Ps.287 million in 2002, net foreign exchange losses of Ps.184 million in 2003, and net foreign exchange losses of Ps.51 million in 2004.  Any significant decrease in the value of the peso relative to the U.S. dollar in the near term may have an adverse effect on our liquidity and on our ability to meet our dollar-denominated debt obligations.

High Levels of Inflation and High Interest Rates in Mexico Could Adversely Affect the Business Climate in Mexico and our Financial Condition and Results of Operations

Mexico has experienced high levels of inflation in the past.  The annual rate of inflation, as measured by changes in the National Consumer Price Index, was 5.70% for 2002, 3.98% for 2003 and 5.19% for 2004.  From January through May 2005, the inflation rate was 0.89%.  On June 15, 2005, the 28-day CETES rate was 9.62%.  While the substantial part of our debt is dollar-denominated at this time, high interest rates in Mexico may adversely affect the business climate in Mexico generally and our financing costs in the future and thus our financial condition and results of operations.

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

Differences Between Mexican GAAP and U.S. GAAP May Have an Impact on the Presentation of Our Financial Information

Our annual audited consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in some significant respects from U.S. GAAP.  Financial results reported using Mexican GAAP may differ substantially from those results that would have been obtained using U.S. GAAP.  We are required, however, to file an annual report on Form 20-F containing financial statements reconciled to U.S. GAAP, although this filing only contains year-end financial statements reconciled to U.S. GAAP for our three most recent fiscal years.  See Note 21 to our audited consolidated financial statements.

Risks Relating to Our Company

Fluctuations in the Cost and Availability of Corn and, to a Lesser Extent, Wheat May Affect Our Financial Performance

Our financial performance may be affected by the price and availability of corn and, to a lesser extent, wheat and wheat flour as each raw material represented 31%, 12% and 6% of our cost of sales in 2004, respectively.  Mexican and world markets have experienced periods of either over-supply or shortage of corn and wheat, some of which have caused adverse effects on our results of operations.  Because of this volatility, we may not always be able to pass along our increased costs to our customers in the form of price increases.  We cannot always predict whether or when shortages or over-supply of corn and wheat will occur.  In addition, as described above, future Mexican or other governmental actions could affect the price and availability of corn and wheat.  Any adverse developments in domestic and international corn and wheat markets could have a material adverse effect upon our business, financial condition, results of operations and prospects.

The Presence of Genetically Altered Corn and Wheat in Our Products May Have a Negative Impact on Our Sales, Profits or Stock Price

As we do not grow our own corn or wheat, we are required to buy these items from various producers in the United States, Mexico and elsewhere.  Although we only buy corn and wheat from farmers and grain elevators who agree to supply us with approved varieties of grain and we have developed a protocol to test and monitor our grain for certain strains of bacteria and chemicals that have not been approved for human consumption, we may unwittingly buy genetically modified corn and wheat that is not approved for human consumption.  This may result in costly recalls and subject us to lawsuits which may have a negative impact on our sales, profits or stock price.

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

Downgrades of Our Debt May Increase Our Financing Costs or Otherwise Adversely Effect Us or Our Stock Price

We are currently rated BBB- by Standard & Poor’s and by Fitch and Ba1 by Moody’s.  Any downgrade or changes in outlook could cause our costs with respect to new debt to increase which could ultimately affect our stock price.

Regulatory Developments May Adversely Affect Our Business

We are subject to regulation in each of the territories in which we operate.  The principal areas in which we are subject to regulation are environment, labor, taxation and antitrust.  The adoption of new laws or regulations in the countries in which we operate may increase our operating costs or impose restrictions on our operations which, in turn, may adversely affect our financial condition, business and results of operations.  Further changes in current regulations may result in an increase in compliance costs, which may have an adverse effect on our future results of operations or financial condition.

Risks Related to Venezuela

Venezuela Presents Significant Economic Uncertainty and Political Risk, Which May in the Future Have an Adverse Impact on Our Operations and Financial Performance

Our operations in Venezuela accounted for approximately 13% of our net sales in 2004.  The current president, Hugo Chávez, was elected in December 1998.  The new constitution, brought into force in December 1999, required new elections, which were held on July 20, 2000.  Chávez was re-elected for a six-year term.  His election, as a candidate of the Movimiento Quinta República, or MRV, represents a radical disenfranchisement of the Venezuelan population from traditional political parties.  Subsequent congressional elections failed to result in the MRV gaining decisive control of the legislative body.  Therefore, it is difficult to determine the nature of new policies this administration will continue to adopt.  Our financial condition and results of operations may be adversely affected by such policies.

In recent years, political instability and civil unrest have plagued Venezuela.  The severe civil and political unrest in Venezuela presents a risk to our business that we cannot control and that cannot be accurately measured or estimated.  As a result of the nation-wide general strike that took place from early December 2002 to February 2003, Gruma Venezuela temporarily suspended operations for a total of approximately 14 days during such period.  In response to such strike and in an effort to shore up the economy and control inflation, Venezuelan authorities imposed foreign exchange and price controls in early 2003.  Foreign exchange controls could limit our ability to convert bolívars (the Venezuelan currency) into other currencies and transfer funds out of Venezuela.  On February 6, 2003, the Venezuelan government set a single fixed exchange rate for the bolívar against the U.S. dollar of 1,600.00 bolívars to U.S.$1.00.  Thereafter, on February 2004, the Venezuelan government set a new single fixed exchange rate for the bolívar against the U.S. dollar of 1,920.00 bolívars to U.S.$1.00.  On February 11, 2003, the Venezuelan government established price controls on products such as corn flour and wheat flour, which could limit our ability to raise prices to offset higher raw material costs.  In March 2005, the Venezuelan government set a new single fixed exchange rate for the bolívar against the U.S. dollar of 2,150.00 bolívars to U.S.$1.00.  Our financial condition and results of operations could be adversely affected due to the fact that (i) a portion of our sales are denominated in bolívars, (ii) Gruma Venezuela produces products that are subject to price controls and (iii) we may have difficulties repatriating dividends from Gruma Venezuela and importing some of our raw material requirements because of the foreign exchange controls.

Risks Related to the United States

We May Be Unable to Maintain Our U.S. Profit Margin in the Face of a Consolidated Retail Environment

Net sales in the U.S. constituted 48% of our total sales in 2004.  As the retail grocery trade continues to consolidate and our retail customers grow larger and become more sophisticated, our retail customers demand lower pricing and increased promotional programs.  There is a risk that we will not be able to maintain our U.S. profit margin in this environment.

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

We Have Significant Transactions With Affiliates That Could Create Potential Conflicts of Interest

We hold approximately 10.9% of the capital stock of Grupo Financiero Banorte, S.A. de C.V., a Mexican financial institution.  In the normal course of business, we may obtain financing from GFNorte’s subsidiaries at market rates and terms.  For the past three and a half years, the highest outstanding loan amount was Ps.162 million  (in nominal terms) with an average interest rate of 8.9%.  As of June 15, 2005, we did not owe any amounts to GFNorte or its subsidiaries however, we may in the future enter into such transactions.  We purchase some of our inventory ingredients from our shareholder and associate Archer-Daniels-Midland Company, or Archer-Daniels-Midland.  During 2002, 2003 and 2004, we purchased U.S.$84 million, U.S. $111 million and U.S.$103 million of inventory ingredients, respectively, from Archer-Daniels-Midland.  Transactions with affiliates may create the potential for conflicts of interest.  See “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

Our Controlling Shareholder Exerts Substantial Control Over Our Company

As of April 29, 2005, Roberto González Barrera controlled directly or indirectly approximately 52.4% of our outstanding shares.  Consequently, Mr. González Barrera has the power to elect the majority of our directors and to determine the outcome of most actions requiring approval of our stockholders, including the declaration of dividends.  The interests of Mr. González Barrera may differ from those of our other shareholders.  Mr. González Barrera’s holdings are described under “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders.”

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

Archer-Daniels-Midland owns, directly or indirectly, approximately 29% of our outstanding shares.  However, a portion of such interest is held through a Mexican corporation jointly owned with Mr. González Barrera, who has the sole authority to determine how those shares are voted.  Thus, Archer-Daniels-Midland only has the right to vote 23.6% of our outstanding shares.  In addition, Archer-Daniels-Midland has the right to nominate two of the 15 members of our board of directors and their corresponding alternates.  Subject to certain requirements under

Mexican law, Archer-Daniels-Midland may also:   initiate civil lawsuits against members of the board of directors, members of the audit committee, and statutory auditors for breach of duty; appoint a statutory auditor; judicially oppose resolutions adopted at shareholder meetings; request the deferral of any vote regarding an issue about which it does not believe it has been sufficiently informed.  As a result, Archer-Daniels-Midland may influence the outcome of actions requiring the approval of our shareholders or our board of directors.  Mr. González Barrera and Archer-Daniels-Midland have also granted each other rights of first refusal in respect of their shares in our company, subject to specified conditions.

Archer-Daniels-Midland owns, directly or indirectly, an interest of 5.0% in Molinos Nacionales, C.A., or MONACA, 40.0% in Molinera de México, S.A. de C.V., or Molinera de México, and 20.0% in Azteca Milling, L.P., or Azteca Milling.  These subsidiaries account for 33% of our revenue.  Although we own a majority ownership interest in these subsidiaries, in each of Azteca Milling and Molinera de México we are required to obtain the consent and cooperation of Archer-Daniels-Midland with respect to certain matters in order to increase our capital expenditures and to implement and expand upon our business strategies.

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

Our ability to repatriate dividends from Gruma Venezuela may be adversely affected by exchange controls and other recent events.  See “Item 3.  Risk Factors—Risks Related to Venezuela—Venezuela Presents Significant Economic Uncertainty and Political Risk.”

ITEM 4.                                           Information on the Company.

HISTORY AND DEVELOPMENT

Gruma, S.A. de C.V. is a corporation (sociedad anónima de capital variable) registered in Monterrey, Mexico under the Ley General de Sociedades Mercantiles, or the Mexican Companies Law on December 24, 1971 with a corporate life of 99 years.  Our full legal name is Gruma, S.A. de C.V., but we are also known by our commercial names:  Gruma and Maseca.  The address of our principal executive office is Calzada del Valle Ote. 407, Colonia del Valle, San Pedro Garza García, Nuevo León, 66220 México and our telephone number is (52) 81-83-99-33-00.  Our legal domicile is Monterrey, Nuevo León, México.

We were founded in 1949, when Roberto González Barrera, the Chairman of our board of directors and Chief Executive Officer, started producing and selling corn flour in Northeastern Mexico as an alternative ingredient in producing tortillas.  Prior to our founding, all corn tortillas were made using a rudimentary process.  We believe that the preparation of tortillas using the corn flour method presents major advantages, including greater efficiency and higher quality, which make tortillas consistent and readily available.The corn flour process has been a significant impetus for growth, resulting in expanding corn flour and tortilla production and sales throughout Mexico, the United States, Central America, Venezuela and Europe.  In addition, we have diversified our product mix to include wheat flour in Mexico and Venezuela.

One of our most important competitive advantages is our proprietary state-of-the art technology for the manufacturing of corn flour and tortillas and some other related products.  We have developed our own technology since the founding of our company.  Throughout the years we have been able to achieve vertical integration which is an important part of our competitive advantage.

The following are some significant historical highlights:

•                  In 1949, we founded GIMSA, which is engaged principally in the production, distribution and sale of corn flour in Mexico.  GIMSA’s corn flour is used mainly in the preparation of tortillas and other related products.  GIMSA pioneered the dry corn flour method of producing tortillas, which results in greater efficiency and product consistency in contrast to the centuries-old wet corn dough method.  We believe we are one of the largest corn flour producers in Mexico.

•                  In 1972, we entered the Central American market with our first operation in Costa Rica.  Today, we produce and sell corn flour in Costa Rica, Guatemala, Honduras and El Salvador, and export corn flour to Nicaragua.  To a lesser extent, we now produce tortillas in Costa Rica and Nicaragua.  In Costa Rica we also produce snacks and cultivate hearts of palm and process rice.

•                  In 1977, we entered the U.S. market.  Our operations have grown to include products such as tortillas, corn flour and other tortilla related products.  We are one of the largest producers and distributors of corn flour and packaged tortillas in the United States.

•                  From 1989 to 1994, Gruma Corporation significantly increased its installed capacity to meet the increasing demand for tortillas through the construction of several plants in different regions within the U.S.

•                  From 1990 to 1995, GIMSA significantly increased its installed corn flour manufacturing capacity to meet the expected growth potential in Mexico.

•                  In 1993, we entered the Venezuelan corn flour market through an investment in DEMASECA, a Venezuelan corporation producing corn flour.  We have held a 50% beneficial ownership in DEMASECA since 1998.  In August 1999, with the acquisition of MONACA, one of the largest corn flour and wheat flour producers in Venezuela, we significantly strengthened our presence in the Venezuelan market.

•                  In 1994, we began our packaged tortilla operations in Mexico as part of our strategy to broaden our product lines in Mexico, achieve vertical integration of our corn flour operations and capitalize upon our experience in producing and distributing packaged tortillas in the United States.  We are currently only focused in northern part of Mexico.

•                  In 1996, we strengthened our position in the U.S. corn flour market through an association with Archer-Daniels-Midland, which currently owns approximately 29% of our shares.  Through this association we combined our existing U.S. corn flour operations and strengthened our position in the U.S. corn flour market.  This association also allowed us to enter the Mexican wheat flour market by acquiring a 60% ownership interest in Archer-Daniels-Midland’s Mexican wheat flour operations.  As part of this association, we also received U.S.$258.0 million in cash and gained exclusivity rights from Archer-Daniels-Midland in specified corn flour and wheat flour markets.

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

•                  From 2001 to 2003, as a result of our comprehensive review of our business portfolio and our focus on our core business, we discontinued our bread operations in Mexico.  In November 2001, we sold our bread business in Central America and the bread manufacturing equipment of our Mexican operations.  In 2002, we sold certain assets of our bread operations in the United States.  We rationalized our capital expenditures and most of them were oriented to capacity expansions and technology upgrades in our U.S. operations, where we have experienced significant growth.

•                  In 2004, we concluded two acquisitions in Europe in an effort to strengthen our presence in that region.  On July 2, we acquired Ovis Boske, a wheat flour tortilla company based in Holland.  On July 12, we acquired 51% of Nuova De Franceschi & Figli, a corn flour company based in Italy.   We continued to expand capacity and upgrade several of our U.S. operations, the most relevant of which was the expansion of a corn mill in Indiana.  This expansion is expected to be completed during the second half of 2005.  Additionally, we entered into a lease agreement for a facility in Ecuador to process hearts of palm.  We have an option to purchase that facility after the sixth year of the lease agreement.

•                  In 2005, we began the construction of a tortilla plant in Pennsylvania, which is expected to be operational by July 2005.  In addition, Gruma Corporation acquired part of the manufacturing assets of the Mexican food division of Cenex Harvest States.  These assets consist of three tortilla plants located in New Brighton, Minnesota; Railhead, Texas; and Phoenix, Arizona.  We expect these plants to help us to increase production capacity and take advantage of synergies by complementing our customer base and distribution network.

We are continuously considering potential acquisitions which could improve our market share, profitability and fit into our overall strategy.

ORGANIZATIONAL STRUCTURE

We are a holding company and conduct our operations through subsidiaries.  The table below sets forth our principal subsidiaries.

Name of Company	Principal Markets	Jurisdiction of Incorporation	Percentage Owned(1)	Products/ Services

Mexican Operations

Grupo Industrial Maseca, S.A. de C.V. (“GIMSA”)	Mexico	Mexico	83%	Corn flour, tortillas

Molinera de México, S.A. de C.V. (“Molinera de México”)	Mexico	Mexico	60%	Wheat flour

U.S. and European Operations

Gruma Corporation	United States Europe	Nevada	100%	Packaged tortillas, Other tortilla related products

Azteca Milling(2)	United States	Texas	80%	Corn flour

Central American Operation

Gruma Centroamérica, LLC.	Costa Rica, Honduras, Guatemala, El Salvador, Nicaragua, Ecuador	Nevada	100%	Corn flour, Packaged tortillas, Snacks, Hearts of Palm, Rice
Gruma Venezuela(3)
Molinos Nacionales, C.A. (“MONACA”)	Venezuela	Venezuela	95%	Corn flour, Wheat flour, Other products

Derivados de Maíz Seleccionado, C.A. (“DEMASECA”)	Venezuela	Venezuela	50%	Corn flour

Other Subsidiaries
Productos y Distribuidora Azteca, S.A. de C.V. (“PRODISA”)	Mexico	Mexico	100%	Packaged tortillas, Other related products

Investigación de Tecnología Avanzada, S.A. de C.V. (“INTASA”)	Mexico	Mexico	100%	Construction, Technology and Equipment operations

(1)                    Percentage of equity capital owned by us directly or indirectly through subsidiaries.

(2)                    A limited partnership between Gruma Corporation (80%) and Archer-Daniels-Midland (20%).

(3)                    Together these subsidiaries are referred to as “Gruma Venezuela.”

Our subsidiaries accounted for the following percentages and amount of our net sales in millions of pesos of constant purchasing power as of December 31, 2004 for the years ended December 31, 2002, 2003 and 2004.

	Year ended December 31,
	2002			2003			2004
	In Millions of Pesos		Percentage of Net Sales	In Millions of Pesos		Percentage of Net Sales	In Millions of Pesos		Percentage of Net Sales
Gruma Corporation	Ps.	9,907	47%	Ps.	11,127	48%	Ps.	12,683	51%
GIMSA	5,209		25	5,471		23	5,787		23
Gruma Venezuela	2,637		13	3,308		14	3,300		13
Molinera de México	1,882		9	2,095		9	1,885		8
Gruma Centroamérica	1,152		5	1,138		5	1,226		5
Others (and eliminations)	146		1	172		1	111		0

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

As a result of this association, we and Archer-Daniels-Midland combined our U.S. corn flour operations to form Azteca Milling, L.P., a limited partnership in which we hold; indirectly, 80% and Archer-Daniels-Midland holds indirectly, 20%.  We and Archer-Daniels-Midland agreed to produce and distribute corn flour in the United States exclusively through Azteca Milling.  In addition, we acquired 60% of the capital stock of Archer-Daniels-Midland’s wholly-owned Mexican wheat milling operations, Molinera de México, S.A. de C.V.  Archer-Daniels-Midland retained the remaining 40%.  We and Archer-Daniels-Midland agreed to, produce and distribute wheat flour in Mexico exclusively through Molinera de México.  As part of this agreement, we also received U.S.$258.0 million in cash and gained exclusivity rights from Archer-Daniels-Midland in specified corn flour and wheat flour markets.  In return, Archer-Daniels-Midland received 74,696,314 of our newly issued shares, which represented at that time approximately 22% of our total outstanding shares and the right to designate two of the 15 members of our board of directors and their corresponding alternates.  Currently, Archer-Daniels-Midland owns, directly and indirectly, approximately 29% of our outstanding shares.   See “Item 3.  Key Information—Risk Factors—Risks Relating to Our Controlling Shareholders and Capital Structure—Archer-Daniels-Midland, Our Strategic Partner, Has Influence Over Some Corporate Decisions.” and  “Item 10.  Additional Information—Material Contracts—Archer-Daniels-Midland.”

Capital Expenditures

Our capital expenditures for 2002, 2003 and 2004 were U.S.$70 million, U.S.$58 million and U.S.$115 million, respectively.  Our capital expenditures include investments in property, plant and equipment, acquisitions of new plants and brands and investments in common stock.  In 2000, we completed our four-year expansion program that required a capital expenditure of approximately U.S.$709 million.  This large expansion program was financed primarily through borrowed funds and capital contributions.  Since these expenditures allowed us to expand our production capacity, in 2001 and 2002 we focused on more moderate growth, thereby significantly lowering our capital expenditures.  Investments of approximately U.S.$72 million in 2001 (including a U.S.$17 million early lease buyout option on certain of Gruma Corporation’s production equipment), U.S.$70 million in 2002 and U.S.$58 million in 2003 were significantly lower than the annual averages during the period 1997-2000 and were mainly applied to capacity expansions in the United States and technology upgrades in all subsidiaries.  Investments in 2004 were mainly applied to Gruma Corporation for the expansion of corn flour and tortilla capacity, including two European acquisitions, the acquisition of a tortilla plant in Las Vegas and general facilities upgrades at our U.S. plants.  These investments were made to accommodate the continuous growth in our business.  We have budgeted approximately U.S.$150 to 160 million for capital expenditures in 2005.  We anticipate financing these expenditures through our own cash flows and, to a lesser extent, our bank lines of credit.  This capital expenditures budget does not include any potential acquisitions.

A significant portion of the capital expenditures budgeted for 2005 is intended to be used for additional corn flour and tortilla capacity in the United States.  One of the most important projects included in this capital expenditure budget is the construction of a new tortilla plant in Pennsylvania, which began in January 2005 and which is expected to be operational by July 2005. We expect our expansions in the U.S. tortilla business, including the acquisition of part of the manufacturing assets of the Mexican food division of Cenex Harvest States, which occurred in May 2005, to increase U.S. production capacity by approximately 16%.  In addition, the expansion of the Gruma Corporation corn flour mill located in Evansville, Indiana is expected to be completed during the second half of 2005.  The expected additional production capacity will be approximately 10% of Gruma Corporation’s existing U.S. corn flour capacity.

During the first quarter of 2005, we spent approximately U.S.$23 million on capital expenditures.  For more information on capital expenditures please refer to the discussion of the specific subsidiary.

We continue to analyze the Asian markets, but our current expectation is that our investment in our first plant in China will be approximately U.S.$15 million and the expected production capacity of such plant will be sufficient to support the current level of sales of our products.  We expect this plant to be operational during 2006.

The following table sets forth the aggregate amount of our capital expenditures during the periods indicated.

	Year ended December 31,
	2002	2003	2004
	(in millions of U.S. dollars(1))
Gruma Corporation	$47.0	$38.2	$93.2
GIMSA	2.9	7.2	5.4
Gruma Venezuela	0.0	3.5	7.9
Molinera de México	3.4	3.6	5.4
Gruma Centroamérica	0.7	0.0	0.0
Others and eliminations	15.5	5	2.9
Total consolidated	$69.5	$57.5	$114.8

(1)          Amounts in respect of some of the capital expenditures were paid for in currencies other than the U.S. dollar.  These amounts were translated into U.S. dollars at the exchange rate in effect at the end of each year on which a given capital expenditure was made.  As a result, U.S. dollar amounts presented in the table above may not be comparable to data contained elsewhere in this Annual Report.

For more information on capital expenditures for each subsidiary, please see the sections entitled “Operation and Capital Expenditures” under the relevant sections below.

BUSINESS OVERVIEW

We believe we are one of the largest corn flour and tortilla producers and distributors in the world based upon revenue and sales volume.  We also believe we are one of the leading producers and distributors of corn flour and tortillas in the United States, one of the leading producers of corn flour and wheat flour in Mexico and one of the leading producers of corn flour and wheat flour in Venezuela, based upon revenue and sales volumes.  We believe that we are also one of the largest producers of corn flour and tortillas in Central America, and one of the largest tortilla producers in Europe based upon revenue and sales volume.

Our focus has been and continues to be the efficient and profitable expansion of our core business—corn flour, tortilla, and wheat flour production.  We pioneered the dry corn flour method of tortilla production, which offers several advantages over the centuries-old traditional wet corn dough method.  These advantages include higher production yields, reduced production costs, more uniform quality and longer shelf life.  The corn flour method of production offers significant opportunities for growth.  Using our technology and know-how, we expect to encourage tortilla and tortilla chip producers in the United States, Mexico, Central America,, and elsewhere to convert to the corn flour method of tortilla and tortilla chip production.  Additionally, we expect to increase the presence of our other core businesses, including packaged tortillas in the United States, Mexico, Central America, Europe, and Asia, and wheat flour in Mexico and Venezuela.

The following table sets forth our revenues by geographic market for years ended December 31, 2002, 2003 and 2004.

	Year ended December 31,
	2002		2003		2004
	(in millions of Pesos of constant purchasing power as of December 31, 2004)
United States (includes European operations)	Ps.	9,907	Ps.	11,127	Ps.	12,683
Mexico	7,237		7,738		7,784
Venezuela	2,637		3,308		3,300
Central America	1,152		1,138		1,226
Total	Ps.	20,933	Ps.	23,311	Ps.	24,993

Strategy

Our strategy for growth is to focus on our core business—the manufacturing of tortillas, corn flour and wheat flour—and to capitalize upon our leading positions in the corn flour and tortilla industries.  We have taken advantage of the increasing popularity of Mexican food and, more importantly, tortillas in the U.S., Europe and Asia.  We are continuously considering potential acquisitions which could improve our market share, profitability and fit into our overall strategy.  Our strategy includes the following key elements:

Expand in the Growing Retail and Food Service Tortilla Markets in New Regions in the United States:  We believe that the size and growth of the U.S. retail and food service tortilla markets offer significant opportunities for expansion.

Expand in the Growing Tortilla Markets in Europe and Asia: We believe that new markets in other continents such as Europe and Asia, offer us significant opportunities.  In Asia, we have established a presence by exporting our products to major customers in the region and are investing in our first plant in China which is expected to be operational during 2006.  We believe our recent acquisitions in Europe will enable us to better serve markets in Europe and in the Middle East through stronger vertical integration, improvements in logistical efficiencies, and enhanced knowledge of our local markets.  We will continue to evaluate ways to profitably expand into these rapidly growing markets.

Continue the Process of Establishing Gruma Corporation’s MISSION® and Guerrero Tortilla Brands as the First and Second National Brands in the United States:  We intend to achieve this by increasing our efforts at building brand name recognition and by further expanding and utilizing Gruma Corporation’s distribution network, first in Gruma Corporation’s existing markets, where we believe there is potential for further growth, and second, in regions where Gruma Corporation currently does not have a significant presence but where we believe strong demand for tortillas already exists.

Encourage Transition from Traditional Cooked-Corn Method to Corn Flour Method:  We pioneered the dry corn flour method of tortilla production, which offers several advantages over the centuries-old traditional wet corn dough method.  We continue to view the transition from the traditional method to the corn flour method of making tortillas and tortilla chips as the primary opportunity for increased corn flour sales.  We will continue to encourage this transition through improving customer service, advertising and promoting our MASECA® brand corn flour, as well as leveraging off of our manufacturing capacity and distribution networks in Mexico, the United States, Central America and Venezuela.

Continually Improve Service and Quality of Our Products to Customers and Consumers:  We continue to develop customer relationships by ensuring that our customer-service and sales representatives develop an intimate knowledge of their clients’ businesses and by working with clients to help them improve their products, services, and sales to their consumers.  We continuously work to improve service and the quality of our products to consumers, raise consumer awareness of our products, and stay informed of our consumers’ preferences.

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

U.S. and European Operations

Overview

We conduct our United States and European operations principally through our subsidiary Gruma Corporation, which manufactures and distributes corn flour, packaged tortillas, corn chips and related products.  Gruma Corporation commenced operations in the United States in 1977, initially developing a presence in certain major tortilla consumption markets by acquiring small tortilla manufacturers and converting their production processes from the traditional “wet corn dough” method to our dry corn flour method.  Eventually, we began to build our own state-of-the-art tortilla plants in certain major tortilla consumption markets.  We have vertically integrated our operations by (1) building corn flour and tortilla manufacturing facilities in the United States, (2) establishing corn purchasing operations, (3) launching marketing and advertising campaigns to develop brand name recognition, (4) expanding distribution networks for corn flour and tortilla products, and (5) using our technology to design and build proprietary corn flour, tortilla and tortilla chip manufacturing machinery for use in our U.S. and European operations.

In September 1996, we combined our U.S. corn flour milling operations with Archer-Daniels-Midland’s corn flour milling operations into a newly formed limited partnership, known as Azteca Milling, L.P., in which Gruma Corporation holds an 80% interest.

During 2000, Gruma Corporation opened its first European tortilla plant in Coventry, England, initiating our entry into the European market.  During July 2004 Gruma Corporation concluded two acquisitions in Europe, a tortilla plant in Holland and a 51% ownership of a corn flour plant in Italy in an effort to strengthen our presence in that region.

Gruma Corporation

Gruma Corporation operates primarily through its Mission Foods division, which produces tortillas and related products, and Azteca Milling, L.P., a limited partnership between Gruma Corporation (80%) and Archer-Daniels-Midland (20%) which produces corn flour.  We believe Gruma Corporation is one of the leading manufacturers and distributors of packaged tortillas and related products throughout the United States, Europe and Asia through its Mission Foods division.  We believe Gruma Corporation is also one of the leading producers of corn flour in the United States through its Azteca Milling divison.

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

In the tortilla market, Mission Foods’ current marketing strategy is to increase market penetration by increasing consumer awareness of tortilla products in general, to expand into new regions and to focus on product innovation and consumer and customer needs.  Mission Foods promotes its products primarily through cooperative advertising programs with supermarkets as well as radio and television advertising, targeting both Hispanic and non-Hispanic populations, although advertising on non-Hispanic television is more limited.  We believe these efforts have contributed to greater consumer awareness.  Mission Foods also targets food service companies and works with restaurants, institutions and distributors to address their individual needs and provide them with a full line of products.  Mission Foods continuously attempts to identify new customers and markets for its tortillas and related products in the United States, and more recently Europe and Asia.

Azteca Milling distributes approximately 38% of the corn flour it produces to Mission Foods’ plants throughout the United States and Europe.  Azteca Milling’s third-party customers consist largely of other tortilla manufacturers, corn chip producers, and retail customers.  Azteca Milling sells corn flour in various quantities, ranging from four-pound retail packages to bulk railcar loads.

We anticipate continued growth in the U.S. market for corn flour, tortillas, and related products.  In dollar terms, Gruma Corporation’s net sales have increased at a compounded annual rate of 9.0% between 2000 and 2004.  We believe that the growing consumption of Mexican-style foods by non-Hispanics in the United States, Europe and Asia will continue to increase demand for tortillas and tortilla related products.  Also influential is the fact that tortillas are no longer solely used as Mexican food, for example, the use of tortillas for wraps, which will continue to increase demand for tortillas.  Growth in recent years in the corn flour market is attributable to this increase of corn tortilla and tortilla chip consumption in the U.S. market as well as the conversion of tortilla and tortilla chip producers from the wet corn dough process to our dry corn flour method, the increase of Hispanic population, higher retail sales, and stronger and increased distribution.

Competition and Market Position.  We believe the tortilla market is highly fragmented, regional in nature and extremely competitive.  Mission Foods’ main competitors are hundreds of tortilla producers, who manufacture locally or regionally and tend to be sole proprietorships.  In addition, a few large companies have tortilla manufacturing divisions that compete with Mission Foods, for example, Tyson, Bimbo, and General Mills.  We believe Mission Foods was one of the leading manufacturers and distributors of packaged tortillas and related products throughout the United States and Europe in 2004.

Competitors within the corn flour milling industry include corn flour milling divisions of large companies, such as Cargill and Minsa.  Azteca Milling competes with these corn flour manufacturers in the United States primarily on the basis of superior quality, technical support, customer service and brand recognition.  However, we believe there is great potential for growth by converting tortilla and tortilla chip manufacturers that still use the traditional method to our corn flour method.  We believe Azteca Milling was one of the leading producers of corn flour in the United States in 2004.

We believe there is a significant growth potential for tortillas in Europe.   For now most of our production is limited to private label.  We believe we are one of the largest tortilla producers in Europe, and our main competitor is General Mills.

Operation and Capital Expenditures.  Annual total production capacity for Azteca Milling and Mission Foods is estimated at 1,548,000 tons as of December 31, 2004, with an average utilization of 86% in 2004.  The average size of our plants measured in square meters is approximately 9,200 (about 99,000 square feet) as of December 31, 2004.  Capital expenditures for the past three years were U.S.$178.4 million, mostly for expansion and upgrades of existing facilities, as well as our two acquisitions in Europe and one in Las Vegas.  Gruma

Corporation’s capital expenditures projected for 2005 include the construction of a tortilla plant in Pennsylvania, capacity expansions at other existing facilities in the U.S. in addition to certain manufacturing and technology upgrades. We expect our expansions in the U.S. tortilla business, including the acquisition of part of the manufacturing assets of the Mexican food division of Cenex Harvest States which occurred in May 2005, to increase U.S. production capacity by approximately 16%.  The expansion of the corn flour business includes one new production unit at the plant located in Evansville, Indiana.  The expected additional production capacity will be approximately 10% of the existing U.S. corn flour capacity of Gruma Corporation.  These budgeted capital expenditures do not include any potential acquisition.

Mission Foods produces its packaged tortillas and other related products at 20 manufacturing facilities located primarily in large population centers in the western and southwestern United States, one plant in Coventry, England, and one plant in Roermond, Holland.  Food safety for all of Mission Foods’ plants in the United States are graded by the American Institute of Baking or, AIB.  During 2004, the AIB awarded Mission’s U.S. plants its highest certification, AIB-HAACP, with the exception of the newly acquired plants in Nevada, Texas, Arizona and Minnesota.  These recently acquired plants should start their AIB certification process during 2006.  Food safety for both tortilla plants in England and Holland is graded by several different certifications, such as the International Food Standards (IFS), as required by different European countries, and the British Retail Consortium.

Azteca Milling produces corn flour at six plants located in Amarillo, Edinburg and Plainview, Texas; Evansville, Indiana; Henderson, Kentucky; and Madera, California.  Gruma Corporation also has a 51% ownership of a corn flour plant in Ceggia, Italy.  All plants are located within important corn growing areas.  Due to Azteca Milling’s manufacturing practices and processes, we are the only corn milling company to achieve ISO 9002 certification as well as certification by the American Institute of Baking.  All six facilities located in the U.S. have achieved ISO 9002 certification.

Seasonality.  We believe there is no significant seasonality in our products, however part of our products tend to experience a slight volume increase during the summer months.  Tortillas and tortilla chips sell year round, with special peaks during the summer, when we increase our promotion and advertising taking advantage of several holidays and major sporting events. Tortilla and tortilla chip sales decrease slightly towards the end of the year when many Mexicans go back to Mexico for the holidays. Sales of corn flour fluctuate seasonally as demand is higher in the fourth quarter during the holidays.

Raw Materials.  Corn is the principal raw material used in the production of corn flour, which is purchased from local producers or, if market conditions require, U.S. or international spot markets.  Azteca Milling buys corn only from farmers and grain elevators that agree to supply varieties of corn approved for human consumption.  Azteca Milling tests and monitors the raw materials for certain strains of bacteria and chemicals not approved for human consumption.  In addition, Azteca Milling has implemented certain testing protocols to identify genetically modified proteins in raw materials it purchases.

Because corn prices tend to be somewhat volatile, Azteca Milling engages in a variety of non-speculative hedging activities in connection with the purchase of its corn supplies, including the purchase of corn futures contracts.  In so doing, Azteca Milling attempts to assure corn availability approximately 12 months in advance of harvest time and guard against price volatility approximately 6 months in advance.  The Texas Panhandle currently is the single largest source of food-grade corn.  Azteca Milling is also involved in short-term contracts for corn procurement with many corn suppliers.  Where suppliers fail to deliver, Azteca Milling can easily access the spot markets.  Azteca Milling does not anticipate any difficulties in securing adequate corn supplies in the future.

Corn flour for Mission Foods’ products is supplied by Azteca Milling and, to a much lesser extent, GIMSA.  Wheat flour for the production of wheat tortillas is purchased from third party producers at prices prevailing in the commodities markets.  Because wheat flour prices tend to be somewhat volatile, Mission Foods engages in a variety of non-speculative hedging activities in connection with the purchase of wheat flour, including the purchase of wheat futures contracts.  Mission Foods believes the market for wheat flour in the United States is sufficiently large and competitive to ensure that wheat flour will be available at competitive prices to supply Mission Foods’ needs.

Wheat flour for the production of wheat tortillas in Europe is purchased from third party producers at prices prevailing in the commodities markets.  In order to reduce supply and price fluctuations, contracts are placed for periods of twelve months or longer.  Mission Foods believes the market for wheat flour in Europe is sufficiently large and competitive to ensure that wheat flour will be available at competitive prices to supply Mission Foods’ needs.

Most of the corn for the corn flour operations in Italy is purchased domestically, at prices prevailing in the commodities markets.

Distribution.  An important element of Mission Foods’ sales growth has been the expansion and improvement of its tortilla distribution network, including a direct-store-delivery system to distribute most of its products.  Tortillas and other freshly made products are generally delivered daily to customers, especially in retail sales and in regions where we have plants.  In regions where we do not have plants, there is no daily distribution and tortillas are sometimes sold refrigerated.  In keeping with industry practice, Mission Foods generally does not have written sales agreements with its customers.  Nevertheless, from time to time, Mission Foods enters into consumer marketing agreements with retailers, in which certain terms on how to market our products are agreed.  Mission Foods has also developed a food service distribution network on the west and east coasts of the United States, and in certain areas of the midwestern United States.

The vast majority of corn flour produced by Azteca Milling is sold to tortilla and tortilla chip manufacturers and is delivered directly from the plants to the customer.  Azteca Milling’s retail customers are primarily serviced by a network of distributors, although a few large retail customers have their corn flour delivered directly to them from the plants.

Mexican Operations

Overview

Our largest business in Mexico is the manufacture and sale of corn flour, which we conduct through our subsidiary GIMSA.  Through our association with Archer-Daniels-Midland, we have also entered the wheat milling business in Mexico through Molinera de México.  Our other subsidiaries engage in the manufacturing and distribution of packaged tortillas and other related products in northern Mexico,  conduct research and development regarding corn flour and tortilla manufacturing equipment, produce machinery for corn flour and tortilla production and construct our corn flour manufacturing facilities.

GIMSA—Corn Flour Operation

Principal Products.  GIMSA produces, distributes and sells corn flour in Mexico, which is then used in the preparation of tortillas and other related products.  In 2004, GIMSA had net sales of Ps.5,787 million.  We believe GIMSA is one of the largest corn flour producers in Mexico.  GIMSA estimates that its corn flour is used in one third of the corn tortillas consumed in Mexico.  It sells corn flour in Mexico under the brand name MASECA®.  MASECA® flour is a ready-mixed corn flour that becomes a dough when water is added.  This corn dough can then be pressed to an appropriate thickness, cut to shape and cooked to produce tortillas and similar food products.

GIMSA produces over 40 varieties of corn flour for the manufacture of different food products.  It sells corn flour to tortilla and tortilla chip manufacturers as well as in the retail market.  GIMSA’s principal corn flour product is a standard fine-textured, white flour used to manufacture tortillas.

GIMSA also produces and sells tortillas through several small tortilla shops mainly located in central Mexico.  GIMSA’s tortilla sales represent approximately 1% of its total sales volume and approximately 2% of its net sales.

Sales and Marketing.  GIMSA sells packaged corn flour in bulk principally to thousands of tortilla and tortilla chip manufacturers who purchase in 20-kilogram sacks and in the retail market which purchases in one-kilogram packages.  To a lesser extent, GIMSA also produces and sells tortillas to the end consumer.

The following table sets forth GIMSA’s bulk and retail sales volumes of corn flour in Mexico and tortilla sales volume for the periods indicated.

	Year Ended December 31,
	2002		2003		2004
	Tons	%	Tons	%	Tons	%
Corn Flour
Bulk	1,167,037	84	1,182,875	84	1,223,585	85
Retail	206,344	15	204,730	15	207,858	14
Tortillas	23,856	2	18,460	1	16,400	1
Total	1,397,237	100	1,406,065	100	1,447,843	100

GIMSA’s corn flour customer base is comprised primarily of bulk sales to small tortilla producers, or tortillerías, which purchase corn flour in 20-kilogram sacks and produce tortillas on their premises, which are then sold locally.  Retail sales of corn flour are channeled to two distinct markets:  urban centers and rural areas.  Sales to urban consumers are made mostly through supermarket chains that use their own distribution networks to distribute MASECA® flour or through wholesalers who sell the product to smaller grocery stores throughout Mexico.  Sales to rural consumers are made principally through the Mexican government’s social and distribution program Distribuidora Conasupo, S.A., or DICONSA, which consists of a network of small government-owned stores and which supplies rural areas with basic food products.  GIMSA’s sales representatives are mainly concerned with promoting the dry corn flour method to tortilla producers.

Mexico’s tortilla industry is highly fragmented, consisting mostly of tortillerías, many of which continue to utilize, what is in our opinion, the relatively inefficient wet corn dough method of tortilla production.  We estimate that the traditional wet corn dough method accounts for approximately half of all tortillas produced in Mexico.  Tortilla producers that do not utilize corn flour buy the wet dough from dough producers or buy and mill their own corn and produce tortillas themselves.

This traditional method is a rudimentary practice requiring more energy, time and labor because it involves cooking the corn in water and with lime, milling the cooked corn, creating and shaping the dough, and then making tortillas from that dough.  We pioneered the dry corn flour method in which we mill the raw corn in our facilities into corn flour.  Tortilla producers and consumers, once they acquire the corn flour, may then simply add water to transform the flour into wet dough to produce tortillas.  We believe the preparation of tortillas using the dry corn flour method possesses several advantages over the traditional method.  Our internal studies show that the dry corn flour method consumes less water, electricity, fuel and labor.  We estimate that one kilogram of corn processed through the corn flour method yields more tortillas on average than a similar amount of corn processed using the traditional method.  Corn flour is also transported more easily than wet corn dough and has a shelf life of approximately three months, compared with one or two days for wet corn dough.  The market for wet corn dough is limited due to the perishable nature of the product, restricting sales of most wet corn dough producers to their immediate geographic areas.  Additionally, the corn flour’s longer shelf life makes it easier for consumers in rural areas, where tortillerías are relatively scarce, to produce their own tortillas.

We believe in the benefits of our dry corn flour method and, thus also, believe that we have substantial opportunities for growth by encouraging a transition to our method.  Corn flour is primarily used to produce corn tortillas, a principal staple of the Mexican diet.  The tortilla industry is one of the largest industries in Mexico as tortillas constitute the single largest component of Mexico’s food industry.  However, there is still reluctance to abandon traditional practice, particularly in central and southern Mexico, because corn dough producers and/or tortilla producers using the traditional method incur lower expenses by working in an underground economy.  Additionally, generally such producers are not required to comply with environmental regulations, which also represent savings for them.  To the extent regulations in Mexico are enforced and we and our competitors are on the same footing, we expect to benefit from these developments.

GIMSA has embarked on several programs to promote corn flour sales to tortilla producers and consumers.  GIMSA offers incentives to potential customers, such as small independent tortillerías, to convert to the corn flour method from the traditional wet corn dough method.  The incentives GIMSA offers include new, easy to use equipment designed specifically for small-volume users, financing, and individualized training.  For example, in order to assist traditional tortilla producers in making the transition to corn flour, GIMSA also sells specially designed mixers made by Tecnomaíz, S.A. de C.V., or Tecnomaíz, one of our research and development subsidiaries.  For more information about our research and development department, see “—Miscellaneous—INTASA—Technology and Equipment Operations.”   GIMSA also helps its tortillería customers to improve sales by directing consumer promotions to heighten the desirability of their products and increase consumption, which, in turn, should increase corn flour sales.  These efforts to improve sales include prime time advertising on television as well as radio, magazine and billboard advertising.  In 2005, we intend to have GIMSA’s specialized sales teams continue their efforts to provide better and more individualized service to different types of customers.

During 2004, GIMSA implemented initiatives focused on developing a successful business model for its customers to increase the consumption of corn-flour based products generally and its products specifically.  GIMSA’s strategy was based on a comprehensive business proposal that included the following product, service and marketing objectives:

•                  development of new types of corn flour for its customers;

•                  design of individualized support regarding the type of machinery required for their business, financial advisory and training;

•                  assistance to customers in the development of new profitable distribution methods to increase their market penetration and sales;

•                  development of tailored marketing promotions to increase consumption in certain customer segments; and

•                  assistance to customers in the development of new higher margin products such as tortilla chips, taco shells and enchilada tortillas, reflecting current consumption trends.

During 2004 GIMSA implemented a national marketing campaign in Mexico to emphasize the benefits and nutritional value of tortillas made with 100% MASECA® corn flour.  This campaign targeted both consumption of tortillas made by GIMSA’s customers and consumption of its retail corn flour packages sold directly to consumers by repositioning the use of corn flour not only for making tortillas but for a wide variety of foods which are part of the Mexican diet.  We believe this campaign has helped to increase the recognition of the MASECA® brand, created a greater awareness about tortillas made with 100% MASECA® corn flour and created a greater awareness of the nutritional value of tortillas made of natural ingredients.  We believe this campaign has also helped us to position MASECA® corn flour as a nutritional product which can be used in the production of tortillas and other foods.  In addition, we believe that this campaign has also helped contribute to the perception that tortillas are a healthy alternative to other food products.

Competition and Market Share.  GIMSA faces competition on three levels—from other corn flour producers, from sellers of wet corn dough and from the many tortillerías that produce their own wet corn dough on their premises.  Our estimates indicate that about half of tortilla producers continue to use the traditional wet corn dough method.

GIMSA’s biggest challenge in increasing market share is the prevalence of the traditional method (cooked-corn method).  In the corn flour industry, GIMSA’s principal competitors are Grupo Minsa, S.A. de C.V. and regional corn flour producers.  We compete against other corn flour manufacturers on the basis of quality, brand recognition, technology, customer service and nationwide coverage.  We believe that GIMSA has certain competitive advantages resulting from its proprietary technology, greater economies of scale and broad geographic coverage, which may afford it opportunities to more effectively source raw materials and reduce transportation costs.

Operations and Capital Expenditures.  GIMSA currently owns 17 corn flour mills, all of which are located throughout Mexico, typically within corn growing regions and those of large tortilla consumption.  One of the plants (Chalco) is temporarily closed.  The Chalco plant has been inactive since October 1999.  GIMSA has temporarily shifted production to other plants to achieve savings in overhead costs.  These idled assets are not being depreciated since the carrying value is expected to be recovered and the remaining useful life is maintained.  During 2004 GIMSA decided to delay the use of these assets, which was planned for the fourth quarter of 2004, and instead increased the utilization of existing capacity at our other plants as part of our programs for production efficiency.

In recent years, GIMSA’s capital expenditures for its plants were primarily used to update technology and corn flour production process.  GIMSA spent U.S.$2.9 million, U.S.$7.2 million and U.S.$5.4 million for these purposes in 2002, 2003 and 2004, respectively.  Although no assurances can be given as to future levels of capital expenditures, during the first quarter of 2005 GIMSA spent U.S.$1.7 million on investments in its fixed assets in 2005, and currently projects total investments in fixed assets during 2005 of approximately U.S.$10.0 million, which will be used primarily for upgrading production equipment, acquisition of transportation equipment and information technology upgrades.  As of December 31, 2004, on average, the size of our plants measured in square meters was approximately 20,360 (approximately 219,200 square feet).

To enhance our presence in particular geographic areas, we have transferred a minority interest in certain GIMSA subsidiaries to local investors, unions and development agencies.  Pursuant to an agreement between GIMSA and Investigación de Tecnología Avanzada, or INTASA, our wholly-owned subsidiary, INTASA provides technical assistance to each of GIMSA’s operating subsidiaries for which each pays to INTASA a fee equal to 0.5% of its consolidated net sales.  Each of GIMSA’s corn flour facilities uses proprietary technology developed by our technology and equipment operations.  For more information about our in-house technology and design initiatives, see “—Miscellaneous—INTASA—Technology and Equipment Operations.”

Seasonality.  The demand for corn flour varies slightly with the seasons.  After the May/June and December harvests, when corn is more abundant and thus less expensive, tortilla producers are more inclined to purchase corn and use the traditional method.  In the months immediately preceding such harvests, corn is more costly and in shorter supply and more tortilla producers then employ the corn flour method of production.

Raw Materials.  Corn is the principal raw material required for the production of corn flour, and constituted approximately 68% of GIMSA’s cost of sales for 2004.  We believe GIMSA has the most extensive nationwide corn purchasing capabilities of any corn flour producer in Mexico, providing us with a competitive advantage.   We purchase corn primarily from Mexican growers and grain elevators, and from world markets at international prices under import permits granted by the Mexican government.  All of our domestic corn purchases are made on a spot basis pursuant to short-term contractual arrangements, some of which are in the form of oral agreements entered into at the beginning of the harvest.  Compañía Nacional Almacenadora, S.A. de C.V., a subsidiary of GIMSA, contracts for and purchases the corn, and also monitors, selects, handles and ships the corn.

We believe that the diverse geographic locations of GIMSA’s production facilities in Mexico enables GIMSA to achieve savings in raw material transportation and handling.  In addition, by sourcing corn locally for its plants, GIMSA is better able to communicate with local growers concerning the size and quality of the corn crop and is better able to maintain quality control.  In Mexico, GIMSA purchases corn on delivery in order to strengthen its ability to obtain the highest quality corn on the best terms.

Traditionally, domestic corn prices in Mexico tend to be higher than those abroad, and typically follow trends in the international market only when corn prices are increasing.  During most periods, the price at which GIMSA purchases corn depends on the international corn market.  As a result, corn prices are sometimes unstable and volatile.  For more information regarding the government’s effect on corn prices, see “Item 4.  Information on the Company—Regulations.”

In addition to corn, the other principal materials and resources used in the production of corn flour are packaging materials, water, lime and energy.  GIMSA believes that its sources of supply for these materials and resources are adequate, although energy and packaging costs tend to be volatile.

Distribution.  GIMSA’s products are distributed through independent transport firms contracted by GIMSA.  Most of GIMSA’s sales are made free-on-board at GIMSA’s plants, in particular those to tortilla manufacturers.  With respect to other sales, in particular retail sales (one-kilogram packages) to the Mexican government and sales to large supermarket chains, GIMSA pays the freight cost.

Molinera de México—Wheat Flour Operation

Principal Products.  In 1996, in connection with our association with Archer-Daniels-Midland, we entered the wheat milling market in Mexico by acquiring a 60% ownership interest in Archer-Daniels-Midland’s wheat flour operation, Molinera de México.  Molinera’s main product is wheat flour, although it also sells wheat bran and other byproducts.  Our wheat flour brands are REPOSADA®, PODEROSA® and SELECTA®, among others.

Sales and Marketing.  In 2004, approximately 90% of Molinera’s wheat flour production was sold in bulk and 10% was sold for the retail segment.  Most of the bulk sales are made to thousands of bakeries and, to a lesser extent, to cookie and pasta manufacturers.  Most of the retail sales are made to large supermarkets and wholesalers throughout Mexico.  Through wholesalers, our products are distributed to small grocery stores.

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

Competition and Market Share.  We believe that we are one of Mexico’s largest wheat flour producers based on revenues and sales volume.  Molinera de México competes with many small wheat flour producers.  We believe the wheat flour industry is highly fragmented and estimate that there are about 90 participants.  Our main competitors are Munsa, Trimex, Tablex, La Espiga and Elizondo.

Operations and Capital Expenditures.  At the time we acquired our interest in Molinera, the operation consisted of two production facilities having an aggregate estimated annual production capacity of 157,000 tons.  From September 1997 through January 2000, we increased our production capacity by 357% from 157,000 to 717,000 tons through acquisitions of wheat flour mills and companies operating in the wheat flour and related products market.  Today we own and operate nine wheat flour plants, in one of which we hold only a 40% ownership interest.  The facilities’ average extent of utilization is estimated at 84% for 2004.  On average, the size of our plants measured in square meters is approximately 12,800 (approximately 137,800 square feet) as of December 31, 2004.

Capital expenditures from 2002 through 2004 amounted to U.S.$12 million.  Molinera de México’s capital expenditures in 2005 will be used for transportation equipment, a new production line for premixed flour and general manufacturing upgrades.

Seasonality.  Molinera’s sales are seasonal in that higher sales volumes are achieved in the fourth and first quarters during the winter, when we believe per capita consumption of wheat-based products, especially bread and cookies, increases due in part to the celebration of holidays occurring during these quarters.

Raw Materials.  Wheat is the principal raw material required for the production of wheat flour.  Molinera de México purchases approximately 19% of its wheat from Mexican growers, and 81% from world markets.  Molinera de México purchases from local farmers, farmers associations and trading companies.  In the case of domestic wheat, purchases are made pursuant to short-term oral arrangements, the terms of which are negotiated at the time of execution.  These arrangements are usually made approximately two months in advance of the beginning of the harvest.  In the case of imported wheat, which we import from the United States and Canada through several trading companies, purchases are made based on short-term requirements, with the aim of maintaining low levels of inventories.

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

Gruma Centroamérica

Principal Products.  Gruma Centroamérica produces corn flour, and to a lesser extent tortillas and snacks.  We also cultivate and sell hearts of palm and process and sell rice.  We believe we are one of the largest corn flour producer in the region.  We sell corn flour under the MASECA®, TORTIMASA® and MASARICA® brands.  In Costa Rica, we sell packaged tortillas under the TORTI RICA® brand.  We operate a Costa Rican snack operation which manufactures tortilla chips, potato chips and similar products under the TOSTY® brand.  Hearts of palm are exported to numerous European countries as well as the United States and Canada.

Sales and Marketing.  The largest portion, 119,128 tons or 77%, of Gruma Centroamérica’s sales volume in 2004 derived from the sale of corn flour.

Gruma Centroamérica corn flour bulk sales are oriented predominantly to small tortilla manufacturers through direct delivery and wholesalers.  Supermarkets make up the customer base for retail corn flour.  Bulk sales volume represented 70% and retail sales represented 30% of Gruma Centroamérica’s corn flour sales volume during 2004.

Competition and Market Share.  We believe that we are one the largest corn flour producers in Central America based on revenues and sales volume.  We believe that there is significant potential for growth in Central America as corn flour is used in only approximately 24% of all tortilla production; the majority of tortilla manufacturers use the wet corn dough method.  Additionally, we believe we are one of the largest producers of tortillas, and snacks, and one of the largest processors of rice.

 Within the corn flour industry, our main competitors are Minsa, Del Comal and Instamasa.  However, one of our main growth potentials  is to convert tortilla manufacturers that still use the traditional method to our corn flour method.

Operations and Capital Expenditures.  We have an annual installed production capacity of 220,000 tons for corn flour and other products as of December 31, 2004, with an average utilization of 70% during 2004.  We operate a corn flour plant in each of Costa Rica, Honduras, Guatemala and El Salvador for a total of four plants throughout the region.  In Costa Rica, we also have one plant producing tortillas, one plant producing snacks, one plant processing hearts of palm and one plant processing rice.  In Nicaragua we have one small tortilla plant.  Additionally, during 2004 we entered into a lease agreement for a facility in Ecuador to process hearts of palm.  On average, the size of our plants measured in square meters is approximately 3,800 (approximately 40,900 square feet) as of December 31, 2004.

During 2002, 2003 and 2004, most of our capital expenditures were oriented to technology upgrades, the construction of a tortilla plant, a distribution center and administrative offices in Costa Rica.  Total capital expenditures for the past three years was approximately U.S.$0.7 million.  Capital expenditures for 2005 will be mostly oriented to manufacturing upgrades.

Seasonality.  Typically, corn flour sales volume is lower during the second quarter of the year due to higher availability and lower prices of corn.

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

Gruma Venezuela

Overview

In 1993, we entered the Venezuelan corn flour industry through a participation in DEMASECA, a corn flour company in Venezuela.  We have held a 50% beneficial ownership in DEMASECA since 1998.  Local investors own the remaining 50% interest.  In August 1999, we acquired 95% of DAMCA International Corporation, a Delaware corporation which owned 100% of MONACA, Venezuela’s second largest corn and wheat flour producer at that time, for approximately U.S.$94 million.  Archer-Daniels-Midland acquired 5% of DAMCA International Corporation.  We believe this acquisition enhanced our existing grain-based products business in Venezuela.  DEMASECA and MONACA are collectively referred to as “Gruma Venezuela.”

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

DEMASECA and MONACA

Principal Products.  Gruma Venezuela produces and distributes corn flour as well as wheat flour, rice, oats and other products.  We sell corn flour under the brand names JUANA®, TIA BERTA® and DECASA®.  We sell wheat flour under the ROBIN HOOD® and POLAR® brand, rice under the MONICA® brand and oats under the LASSIE® brand.

Sales and Marketing.  Venezuelans use corn flour to produce and consume arepas, which are made at home or in restaurants for household consumption rather than manufactured by specialty shops or other large manufacturers.  In 2004, we sold corn flour only in the retail market in one and two kilogram bags to independent distributors, supermarkets, wholesalers, and government channels.  We sell wheat flour both in bulk and retailer, distributing in 45 kilogram bags and in one kilogram bags, respectively.  During 2004, sales volumes for Gruma Venezuela were 219,313 tons of corn flour, 228,463 tons of wheat flour and approximately 56,663 tons of other products.  Bulk sales to customers such as bakeries made up 77% of our total wheat flour sales volume in 2004.  The remaining 23% of sales in 2004 were in the retail market, which includes independent distributors, supermarkets and wholesalers.

Competition and Market Share.  With the MONACA acquisition in 1999, we significantly increased our share of the corn flour market and entered the wheat flour market.  We believe we are one of the largest corn flour and wheat flour producers in Venezuela.

In corn flour, our main competitor is Alimentos Polar, C.A..  In wheat flour, our principal competitor is Cargill.

Operation and Capital Expenditures.  We operate five corn flour plants, four wheat flour plants, two rice plants, and two plants that produce oats and spices in Venezuela with a total annual production capacity of 786,000 tons as of December 31, 2004 and an average utilization of approximately 64% during 2004.  However, one corn flour plant, representing 33,708 tons, and one rice plant, representing 22,216 tons, are temporarily idle.  On average, the size of our plants measured in square meters is approximately 9,200 (approximately 99,000 square feet) as of December 31, 2004.

Capital expenditures for the past three years were U.S.$11.4 million.  Capital expenditures for 2005 are expected to be focused on acquisition of distribution equipment and upgrades for manufacturing and information technologies which are expected to be financed with internal cash generation.

Seasonality.  Sales fluctuate seasonally as demand for flour-based products is lower during those months when most schools are closed for vacation.  In addition, sales are higher in November as customers build inventory to satisfy increased demand during the holiday season in December.

Raw Materials.  Corn and, to a lesser extent, wheat are our most important raw materials.  Corn is purchased in Venezuela and is subject to the corn market’s volatility.  All wheat is purchased from the U.S. and Canada with its availability and price volatility dependent upon those markets.  We do not engage in any type of hedging activity for our supplies since country risk for Venezuela greatly increases the cost of these instruments.

Miscellaneous—INTASA—Technology and Equipment Operations

We have had our own technology operations since the founding of the company.  Since 1976 our technology and equipment operations have been conducted principally through INTASA, which has two subsidiaries:  Tecnomaíz, S.A. de C.V., or Tecnomaíz, and Constructora Industrial Agropecuaria, S.A. de C.V., or CIASA.  The principal activity of these subsidiaries is to provide research and development, equipment, and construction services to us and small equipment to third parties.  Through Tecnomaíz, we also engage in the design, manufacture and sale of machines for the production of tortillas and tortilla chips.  The machinery for the tortilla industry includes a range of capacities, from machines that make 50 to 300 corn tortillas per minute to dough mixers.  The equipment is sold under the TORTEC® and BATITEC® trademarks in Mexico.  Tecnomaíz also manufactures high volume energy efficient corn and wheat tortilla systems that can produce up to 1,200 corn tortillas and 400 wheat tortillas per minute.

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

Banorte Investment

As of December 31, 2004, we hold approximately 10.9% of the outstanding shares of GFNorte, a Mexican finance services holding company and parent of Banco Mercantil del Norte, S.A., or Banorte, a Mexican bank.  As of the same date, our investment in GFNorte represented approximately 7% or Ps.1,682 million of our total assets.  In accordance with Mexican GAAP, GFNorte’s results of operations are accounted for in our consolidated results of operations using the equity method of accounting.

REGULATION

Mexican Regulation

Corn Commercialization Program

Since December 1996, ASERCA, a Mexican government agency, has administered a program designed to promote the purchase of corn in certain regions of Mexico.  This program supports Mexican corn growers exclusively.  The ASERCA program has the following general guidelines:

•                              Support corn growers by setting a target price and paying the difference versus market price.

•                              Support corn growers by providing economic support to reduce the cost of raw materials required for its corn crops.

•                              Support a portion of the freight expenses related to the distribution of excess corn to regions far from the corn growing area in seasons when there is excess corn.  This support for freight expenses applies to any corn buyer that can prove that the purchased corn will be consumed in regions where there is no corn available and that are distant to the regions where corn is grown.  In the case of the corn flour industry, the distance must be at least 740 km outside the corn growing area, excluding the central zone of Mexico.

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

Central America and Venezuela

Gruma Centroamérica and Gruma Venezuela are subject to regulation in each country in which they operate.  We believe that Gruma Centroamérica and Gruma Venezuela are currently in compliance with all applicable legal requirements in all material respects.

ITEM 5.              Operating and Financial Review and Prospects.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS.

You should read the following discussion in conjunction with our financial statements and the notes thereto contained elsewhere herein.  Our financial statements have been prepared in accordance with Mexican GAAP, which differ in some significant respects from U.S. GAAP.  See Note 21 to our financial statements for information related to the nature and effect of such differences and a quantitative reconciliation to U.S. GAAP of our majority net income and stockholders’ equity.  For more information about our financial statements in general, see “Presentation of Financial Information.”

Overview of Accounting Presentation

Effects of Inflation

Mexican GAAP requires that financial statements recognize the effects of inflation in accordance with Bulletins B-10 and B-15 issued by the Mexican Institute of Public Accountants.  The purpose of this methodology is to present all information in comparable monetary units and thereby mitigate the distortive effect of inflation in the financial statements.  Unless otherwise stated herein, the financial statements and other financial data in this Annual Report have been restated in pesos of constant purchasing power as of December 31, 2004.

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

For comparison purposes, the following table sets forth, for each of the three years ended December 31, 2002, 2003 and 2004:

•                  the international restatement factor used to restate the financial statements data for each of these periods to pesos of constant purchasing power as of December 31, 2004;

•                  the cumulative Mexican National Consumer Price Index for each period which, in the absence of Bulletin B-15, would have been used to restate the financial statements to pesos of constant purchasing power as of December 31, 2004; and

•                  the comparison factor for each period which represents the index that must be applied to the financial statements for each period (which have been restated using the international restatement factor) in order to restate the financial statements and financial data in December 31, 2004 pesos of constant purchasing power using the cumulative Mexican National Consumer Price Index.

Financial data in Mexican pesos as of December 31,	Cumulative International Restatement Factor	Cumulative Mexican National Consumer Price Index	Comparison Factor
2002	9.17	9.37	1.0019
2003	1.17	5.19	1.0397
2004	—	—	1

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

In addition to the above, our net income may be affected by changes in our foreign exchange gain or loss, which may be impacted by significant variations in the peso/dollar exchange rate.  During 2002, we recorded a net foreign exchange loss of Ps.287 million.  In 2003, we recorded a net foreign exchange loss of Ps.184 million.  During 2004, we recorded a net foreign exchange loss of Ps.51 million.

Critical Accounting Policies

Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with Mexican GAAP as promulgated by the Mexican Institute of Public Accountants.  A reconciliation from Mexican GAAP to U.S. GAAP of majority net income and total stockholders’ equity is included in Note 21 to our consolidated financial statements.  The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.

We have identified below the most critical accounting principles that involve a higher degree of judgment and complexity and that management believes are important to a more complete understanding of our financial position and results of operations.  These policies are outlined below.

Additional accounting policies that are also used in the preparation of our financial statements are outlined in the notes to our consolidated financial statements included in this Annual Report.

Property, Plant and Equipment

We depreciate our property, plant and equipment over their respective estimated useful lives.  Useful lives are based on management’s estimates of the period that the assets will continue to support production requirements or generate sales of our products and are adjusted when those estimates change.  Estimates are based on the nature of the asset, historical usage with consideration given to technological changes, our current strategy, as well as internal engineering studies.  To the extent that our estimates are incorrect, our periodic depreciation expense or carrying value of our assets may be impacted.

We evaluate, at least annually, any event or change in circumstances that indicate that the book value of our property, plant and equipment will not be recovered.  When applicable, we perform impairment tests as follows:

Fair value of assets held for use is determined using the higher between the discounted net cash flows expected from the assets and the market price; an impairment loss is recorded to the extent that the net book value exceeds the fair value of the assets.  Market price is determined using market values or transactions with similar assets less costs to sell and can be based on third-party valuations.  Fair value of assets held for use that are temporarily idle is also based on market price less costs to sell.

Fair value of assets to be disposed of is determined using the lower between book value and market price; an impairment loss is recognized for the excess of book value over market price.  These assets are subsequently restated using NCPI factors and are no longer depreciated or amortized.

The estimates of undiscounted cash flows take into consideration expectations of future macroeconomic conditions as well as our internal strategic plans.  Therefore, inherent in the estimated future cash flows is a certain level of risk which we have considered in our valuation; nevertheless, actual future results may differ.

Primarily as a result of plant rationalization, certain facilities and equipment are not currently in use in operations.  We have recorded impairment losses related to certain unused assets and additional losses may potentially occur in the future if our estimates are not accurate.

Goodwill and Other Intangible Assets

Until December 31, 2003, goodwill was amortized on a straight-line basis over estimated useful lives.  Starting January 1, 2004 we adopted the provisions of Bulletin B-7 “Business Acquisitions” and consequently, ceased the amortization of goodwill and started to perform annual impairment tests.

Intangible assets with definite lives are amortized on a straight-line basis over estimated useful lives.  Indefinite-lived intangible assets are no longer amortized, as of January 1, 2003, upon the application of Bulletin C-8, “Intangible Assets”, but are subject to annual impairment tests.

The identification and measure of goodwill and unamortized intangible assets impairment involves the estimation of fair value of the reporting units.  A reporting unit is constituted by a group of one or more cash generating units.  Estimates of fair value are primarily determined using discounted cash flows.  Cash flows are discounted at present value and an impairment loss is recognized if such discounted cash flows are lower than the net book value of the reporting unit.

These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge.  We perform internal valuation analyses and consider relevant internal data as well as other market information that is publicly available.

This approach uses significant estimates and assumptions including projected future cash flows (including timing), a discount rate reflecting the risk inherent in future cash flows and a perpetual growth rate.  Inherent in these estimates and assumptions is a certain level of risk which we believe we have considered in our valuation.  Nevertheless, if future actual results differ from estimates, a possible impairment charge may be recognized in future periods related to the write-down of the carrying value of goodwill and other intangible assets.

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

Derivative Financial Instruments

We use derivatives in the normal course of business to manage our exposure to fluctuations in commodity prices and interest and foreign currency rates.  We account for derivatives on our consolidated balance sheets as assets or liabilities at fair value.  Such accounting is complex and requires significant judgments and estimates involved in the estimating of fair values.

Factors Affecting Financial Condition and Results of Operations

In recent years, our financial condition and results of operations have been significantly influenced by some or all of the following factors:

•                  the level of demand for tortillas, corn flour and wheat flour;

•                  the effects of government polices on imported corn and corn prices, especially in Mexico and Venezuela;

•                  the cost of corn and wheat;

•                  the cost of energy;

•                  our acquisitions, plant expansions and divestitures;

•                  the effect of Venezuela government initiatives and policies; and

•                  the effect from variations on interest rates and exchange rates.

RESULTS OF OPERATIONS

The following table sets forth our consolidated income statement data on a Mexican GAAP basis for the years ended December 31, 2002, 2003 and 2004, expressed as a percentage of net sales.  All financial information has been prepared under the Bulletin B-15 methodology.  For a description of the method, see “Presentation of Financial Information” and “—Overview of Accounting Presentation.”

	Year Ended December 31,
	2002	2003	2004
Income Statement Data
Net sales	100.0%	100.0%	100%
Cost of sales	62.5	63.7	64.2
Gross profit	37.5	36.3	35.8
Selling, general and administrative expenses	29.7	28.7	28.1
Operating income	7.8	7.6	7.8
Net comprehensive financing cost	(3.2)	(2.0)	(0.3)
Other income (expenses), net	0.6	(0.8)	(1.1)
Income taxes (current and deferred)	2.9	2.9	3.1
Employee’s statutory profit sharing (current and deferred)	0.1	0.0	0.0
Other items	0.8	1.0	1.1
Minority interest	1.0	0.8	0.7
Majority net (loss) income	2.1	2.1	3.7

The following table sets forth our net sales and operating income as represented by our principal subsidiaries for 2002, 2003 and 2004.  Net sales and operating income of our subsidiary PRODISA are part of “others and eliminations”.  Financial information with respect to GIMSA includes sales of Ps.32 million, Ps.41 million and Ps.181 million in 2002, 2003 and 2004, respectively, in corn flour to Gruma Corporation and PRODISA; financial information with respect to Molinera de México includes sales of Ps.5 million, Ps.14 million and Ps.20 million in 2002, 2003 and 2004, respectively, to PRODISA; financial information with respect to PRODISA includes sales of Ps.42 million, Ps.46 million and Ps.47 million in 2002, 2003 and 2004, respectively, in tortilla related products to Gruma Corporation; and financial information with respect to INTASA includes sales of Ps.319 million, Ps.394 million and Ps.363 million in 2002, 2003 and 2004, respectively, in technological support to certain subsidiaries of Gruma, S.A. de C.V.  In the process of consolidation, all the aforementioned intercompany transactions are eliminated from the financial statements.

	Year Ended December 31,
	2002				2003				2004
	Net Sales		Operating Income		Net Sales		Operating Income		Net Sales		Operating Income
	(in millions of pesos of constant purchasing power as of December 31, 2004)
Gruma Corporation	Ps.	9,907	Ps.	851	Ps.	11,127	Ps.	1,029	Ps.	12,683	Ps.	1,257
GIMSA	5,209		555		5,471		414		5,787		451
Gruma Venezuela	2,637		285		3,308		429		3,300		184
Molinera de México	1,882		20		2,095		(24)		1,885		(19)
Gruma Centroamérica	1,152		34		1,138		(3)		1,226		19
Others and eliminations	146		(116)		172		(76)		111		48
Total	Ps.	20,933	Ps.	1,629	Ps.	23,311	Ps.	1,769	Ps.	24,992	Ps.	1,940

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Net Sales

Overview:  Our total net sales increased by 7% to Ps.24,992 million in 2004 compared to Ps.23,311 million in 2003.  Total net sales increased due to higher average prices resulting from a change in the mix toward higher-priced products and price increases on some products implemented to offset cost increases.  Most of the increase in total net sales came from Gruma Corporation and, to a lesser extent, GIMSA and Gruma Centroamérica.

Net Sales by Subsidiary:  By major subsidiary, the percentages of consolidated net sales in 2004 and 2003 were as follows:

	Percentage of Consolidated Net Sales
Subsidiary	2004	2003
Gruma Corporation	50.7%	47.7%
GIMSA	23.2	23.5
Gruma Venezuela	13.2	14.2
Molinera de México	7.5	9.0
Gruma Centroamérica	4.9	4.9
Others and eliminations	.5	.7

Gruma Corporation’s net sales increased 14% to Ps.12,683 million in 2004 compared to Ps.11,127 million in 2003.  The increase was due to an 11% rise in sales volume coupled with (1) a change in the product mix toward the tortilla business, characterized by higher-priced products than corn flour products; (2) a change in the mix within the tortilla business toward value-added products (e.g., low-carb wheat flour tortillas), which are higher priced than regular wheat flour tortillas; and (3) a continued increase in retail corn flour sales.  In the United States, sales volume increased due to continuing strong demand and increased geographic coverage in the tortilla business and, to a lesser extent, in the corn flour operation.  The two European acquisitions concluded during July 2004 also contributed to the rise in Gruma Corporation’s overall sales volume.

Gruma Corporation’s combined corn flour and tortilla sales volume increased by 11% to 1,088,000 tons in 2004 from 979,000 tons in 2003.  Corn flour sales volume increased 5% while tortilla sales volume increased 15%.

Three primary factors which drove volume growth in the US tortilla business are:

•                  the successful expansion of our Guerrero® brand, which enjoys widespread appeal among Hispanic consumers, across additional markets, especially in the north central and southeast areas of the United States;

•                  the launch of low-carb wheat flour tortillas and continued growth in the regular flour tortilla line; and

•                  the fact that key fast-food restaurant chains have increased their marketing of tortilla-related products.

GIMSA’s net sales increased by 6% to Ps.5,787 million in 2004 compared with Ps.5,471 million in 2003.  The increase in net sales resulted from higher sales volume and higher corn flour prices.  GIMSA selectively and gradually implemented price increases throughout 2004, especially during the fourth quarter, to offset higher energy and corn costs.  In constant peso terms, the average price of corn flour increased 3% in 2004 compared to 2003.  GIMSA’s sales volume increased 3% in 2004 to 1,447,843 tons from 1,406,065 tons in 2003 due to (1) the development of new types of corn flour, which prompted some corporate customers to use GIMSA as their preferred supplier, (2) sales volume growth to supermarket clients, and (3) export sales to Gruma Corporation.

Net sales from Gruma Venezuela were flat at Ps.3,300 million in 2004 million due to higher prices in connection with higher raw-material costs.  The difficult competitive environment, together with price controls, limited the company’s ability to raise prices sufficiently to offset higher raw-material costs (specifically those of corn, wheat, rice, oat, and oil).  In addition, the 3% decline in sales volume negatively affected fixed-cost absorption.

Sales volume from Gruma Venezuela decreased by 3% in 2004 to 504,000 tons from 518,000 tons in 2003.  Two primary factors contributed to the 3% decrease in sales volume in 2004.  The first was the entry into the market of a new competitor focused on supplying the government.  The second was that our main competitor within the corn flour business increased operations to a normal level in 2004, having regained part of the business it lost in 2003.

Molinera de México’s net sales decreased 10% to Ps.1,885 million in 2004 from Ps.2,095 million in 2003, while sales volume decreased 20% to 460,000 in 2004 from 575,000 in 2003.  This was due primarily to a change in its service contract with its largest customer, pursuant to which Molinera de México stopped selling wheat flour to this customer and instead processed wheat flour for this customer using wheat provided by the customer.  In return Molinera de México retains the by-product of this process, wheat bran, as its only payment for this processing service.  As a result of this change, Molinera de México records profits realized under the contract as a deduction from overall cost of sales and not as a component of both net sales and cost of sales, as had been the case in 2003.  The rate of decrease in net sales was lower than that of sales volume due primarily to higher wheat flour prices charged by Molinera de México and to a lesser extent is a result of the change in the new service contract which removed the sales and sales volume figures associated with Molinera de México’s largest customer as discussed above, which resulted in a greater difference between the net sales and the related sales volume figures which are associated with its remaining customers.

Gruma Centroamérica’s net sales increased 8% to Ps.1,226 million in 2004 from Ps.1,138 million in 2003 reflecting the increase in sales volume and, to a lesser extent, higher prices, especially in the corn flour segment.  Gruma Centroamérica’s sales volume increased 7% in 2004 to 154,000 tons from 144,000 tons in 2003 as a result of the increased distribution to customers that had been underserved by wholesalers, especially in rural areas, and by the low corn supplies which favored corn flour consumption.

Cost of Sales

Overview:  Our total cost of sales increased 8%, to Ps.16,035 million in 2004 from Ps.14,843 million in 2003, due primarily to higher raw-material costs and, to a lesser extent, higher energy, packaging, and other costs.  This increase was driven mainly by Gruma Corporation and, to a lesser extent, GIMSA and Gruma Venezuela.  As a percentage of net sales, our total cost of sales increased to 64.2% from 63.7%.  Gruma Corporation and Gruma Venezuela were the primary drivers of this increase, which was due to the fact that prices were insufficient to completely offset cost increases, especially for raw materials, and a change in the mix toward lower-margin products.

Cost of Sales by Subsidiary:  Cost of sales of Gruma Corporation as a percentage of net sales increased to 55.4% from 53.5% due to a combination of factors, including (1) higher raw-material and packaging costs, (2) the consolidation of the European acquisitions; (3) a change in the sales mix toward lower-margin products, such as our low-carb and Guerrero brand tortillas; and (4) stronger distribution of lower-margin products not manufactured by Gruma Corporation, such as sauces and dips.  Gruma Corporation’s cost of sales increased 18% to Ps.7,020 million in 2004 compared to 5,950 million in 2003, due to the cost increases mentioned above, as well as volume growth and the use of more expensive raw materials in new value-added products.

GIMSA’s cost of sales as a percentage of net sales decreased slightly to 73.7% in 2004 from 73.8% in 2003 as a result of the above-mentioned price increases which more than offset cost increases.  In constant peso terms,

GIMSA’s cost of sales increased 6% to Ps.4,264 million in 2004 from Ps.4,039 million in 2003 in connection with sales volume growth and cost increases, especially with regard to energy and corn.

Cost of sales of Gruma Venezuela increased 8% to Ps.2,578 million in 2004 from Ps.2,383 million in 2003, due to higher raw-material costs.  Cost of sales as a percentage of net sales increased to 78.1% from 72.0%, because the difficult competitive environment, together with price controls, limited Gruma Venezuela’s ability to raise prices sufficiently to offset higher raw-material costs (specifically those of corn, wheat, rice, oat, and oil).  In addition, the 3% decline in sales volume negatively affected fixed-cost absorption.

Cost of sales of Molinera de México decreased 13% to Ps.1,526 million in 2004 compared to Ps.1,749 million in 2003 primarily due to the new service contract mentioned above.  Cost of sales as a percentage of net sales decreased to 81.0% from 83.5% reflecting a change in connection with the new service contract.

Gruma Centroamérica’s cost of sales increased 8% to Ps.852 million in 2004 compared to Ps.786 million in 2003 primarily as a result of the 8% growth in corn flour sales volume.  Cost of sales as a percentage of net sales increased to 69.5% in 2004 from 69.1% in 2003 as prices did not fully reflect the higher cost of raw materials.

Gross Profit

As a result of the above factors, our gross profit increased by 6% to Ps.8,958 million in 2004 compared with Ps.8,468 million in 2003 and our gross margin decreased to 35.8% in 2004 from 36.3% in 2003.

Selling, General and Administrative Expenses

Overview:  Our total selling, general and administrative expenses, or SG&A expenses, increased 5% to Ps.7,018 million in 2004 from Ps.6,699 million in 2003, mostly as a result of higher sales volume in Gruma Corporation.  Total SG&A expenses as a percentage of net total sales improved to 28.1% in 2004 from 28.7% in 2003 due primarily to better expense absorption in Gruma Corporation.

SG&A Expenses by Subsidiary:  SG&A expenses of Gruma Corporation increased 6% to Ps.4,406 million in 2004 from Ps.4,148 million in 2003 due to increases in distribution and transportation expenses.  These increases came from (1) sales volume growth, (2) higher tariffs due to increased energy costs, (3) sales in new regions, and (4) the need to move products among tortilla plants due to capacity constraints at certain plants.  We expect that the capacity expansions to be completed in 2005, will ease these constraints.  SG&A as a percentage of net sales decreased to 34.7% from 37.3% due to better absorption of expenses.

GIMSA’s SG&A expenses as a percentage of net sales decreased slightly to 18.5% in 2004 from 18.6% in 2003 due to better expense absorption reflecting higher net sales.  In constant peso terms, SG&A expenses increased 5% to Ps.1,072 million in 2004 from Ps.1,018 million in 2003 as a result of higher selling expenses stemming from the nationwide marketing campaign launched at the end of 2003.

SG&A expenses of Gruma Venezuela increased 8% to Ps.538 million in 2004 compared to Ps.496 million in 2003.  SG&A expenses as a percentage of net sales increased to 16.3% in 2004 from 15.0% in 2003.  The increase comes mainly from the transportation industry’s implementation of higher freight tariffs because of higher maintenance costs and increased demand for transportation services from industries such as construction and the government’s social welfare and distribution programs.

SG&A expenses of Molinera de México increased 2% to Ps.378 million in 2004 from Ps.371 million in 2003 due to the strengthening of the sales force and higher promotion and advertising expenses related to the launch of premixed flour products for retail sale, as well as other initiatives.  SG&A expenses as a percentage of net sales increased to 20.1% in 2004 from 17.7% in 2003 due mainly to the new service contract  mentioned above and, to a lesser extent, the above-mentioned increase in SG&A expenses.

SG&A expenses of Gruma Centroamérica remained flat at Ps.356 million.  SG&A as a percentage of net sales decreased to 29.0% from 31.2% due to better expense absorption.

Operating Income

Total operating income increased 10% to Ps.1,940 million in 2004 compared to Ps.1,769 million in 2003.  Our consolidated operating margin improved to 7.8% in 2004 from 7.6% in 2003.  Both were driven mainly by higher sales volume in Gruma Corporation and increased business in INTASA (our technology and equipment operations), mostly in connection with capacity expansions in Gruma Corporation.  The technology division is reported under the “other” segment in Note 17 to our financial statements.

Net Comprehensive Financing Cost

Total net comprehensive financing cost decreased 86% to Ps.67 million in 2004 compared to Ps.466 million in 2003, due to (1) gains in connection with equity swaps of GRUMA shares, (2) lower foreign-exchange losses due to lower average peso depreciation, (3) lower interest expense due to lower average debt level, and (4) higher monetary gains due to higher net monetary liability position in Venezuela and higher U.S. inflation, which is applied to our dollar denominated debt.

Other Expenses, Net

Other expenses, net increased to Ps.287 million in 2004 from Ps.177 million in 2003.  This is primarily due to write-downs of some fixed assets at GIMSA’s Chalco plant and at PRODISA and, to a lesser extent, write-offs of goodwill and preoperating expenses and brands.  These impairment adjustments resulted from the application of Bulletin C-15, “Impairment in the Value of Long-Lived Assets and their Disposal.”

Taxes and Employees’ Profit Sharing

Provisions for income taxes and employee profit sharing increased to Ps.773 million in 2004 from Ps.679 million in 2003 in connection with higher pretax income.  Our effective tax rate (income tax and employees profit sharing) for 2004 was 49% as compared to 60% in 2003.  For additional information, please refer to the reconciliation of effective tax rates in Note 15 of our financial statements.

Equity in Earnings of Associated Companies, Net

Our share of net income from unconsolidated associated companies increased to Ps.282 million in 2004 from Ps.238 million in 2003 reflecting primarily higher income from our ownership interest in GFBanorte.

Majority Net Income

As a result of the above factors, our income before minority interest was Ps.1,096 million in 2004 compared to Ps.684 million in 2003 and our majority net income was Ps.923 million in 2004 compared to Ps.499 million in 2003.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Net Sales

Overview:  Our total net sales increased by 11% to Ps.23,311 million in 2003 compared to Ps.20,933 million in 2002.  The increase in total net sales resulted primarily from volume growth of 6%.  Total sales volume rose in all of our subsidiaries in 2003, with the main drivers of volume growth being Gruma Corporation and Gruma Venezuela.  Higher average prices in connection with higher corn and wheat costs also contributed to the rise in total net sales in 2003.

Net Sales by Subsidiary:  By major subsidiary, the percentages of consolidated net sales in 2003 and 2002 were as follows:

	Percentage of Consolidated Net Sales
Subsidiary	2003	2002
Gruma Corporation	47.7%	47.3%
GIMSA	23.5	24.9
Gruma Venezuela	14.2	12.6
Molinera de México	9.0	9.0
Gruma Centroamérica	4.9	5.5
Others and eliminations	1.8	1.7

Gruma Corporation’s net sales increased 12% to Ps.11,127 million in 2003 compared to Ps.9,907 million in 2002 primarily reflecting higher sales volume and, to a lesser extent, price increases for corn flour and tortillas, which were implemented during the first quarter of 2003 to offset higher corn and energy costs.  Gruma Corporation’s combined corn flour and tortilla sales volume increased by 9% to 979,000 tons in 2003 from 899,000 tons in 2002.  Corn flour sales volume increased 7% while tortilla sales volume increased 10%.

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

•                  several major restaurant chain customers creating new recipes and promoting menu items featuring wheat tortillas; and

•                  a full year of sales to two restaurant chains based in the Midwest, which began during the third quarter of 2002.

Factors causing Gruma Corporation’s corn flour sales volume to increase included:

•                  increased demand from current customers due to their increasing tortilla production and converting from the traditional cooked-corn method to the corn flour method; and

•                  improved retail sales due to various factors including:

•      continued focus on specific customer markets in the United States;

•      strengthening of the MASECA® brand through promotions and advertising; and

•      growth of its distribution network.

GIMSA’s net sales increased by 5% to Ps.5,471 million in 2003 compared with Ps.5,209 million in 2002.  The increase in net sales resulted primarily from corn flour price increases related to higher corn costs and was also due to higher sales volume.  GIMSA gradually implemented price increases throughout 2003 to offset higher corn costs, although GIMSA was not able to do so to an extent to fully reflect the higher corn costs.  In constant peso terms, the average price of corn flour increased 4% in 2003 compared to 2002.  GIMSA’s sales volume increased 0.6% in 2003 to 1,406,065 tons from 1,397,237 tons in 2002 due to higher sales volume to DICONSA resulting from a modification in GIMSA’s sales structure.

Net sales from Gruma Venezuela increased 25% to Ps.3,308 million in 2003 compared to Ps.2,637 million in 2002, reflecting an increase in sales volume and higher prices due to:

•                  the implementation of price increases related to the devaluation of the bolívar and higher raw material costs; and

•                  the marketing of products not subject to price controls, including new value-added products launched in 2003.

Sales volume from Gruma Venezuela increased by 14% in 2003 to 518,000 tons from 454,000 tons in 2002.  This increase in sales volume was driven mainly by higher sales volume in most products, particularly wheat flour, as a result of:

•                  the ability of Gruma Venezuela to secure product supplies in a difficult business environment, thereby boosting customer confidence and enabling it to attract new customers;

•                  improved coverage and increased distribution;

•                  the development of new value-added products; and

•                  increased product promotion.

Molinera de México’s net sales increased 11% to Ps.2,095 million in 2003 from Ps.1,882 million in 2002 reflecting a 7% increase in sales volume and, to a lesser extent, an increase in wheat flour prices implemented in connection with an increase in the cost of wheat.  The increase in sales volume to 575,000 tons in 2003 from 536,000 tons in 2002 was a result of:

•                  increased sales to Mexico’s largest cookie maker;

•                  continuing initiatives designed to enhance sales to supermarket in-store bakeries; and

•                  improved retail sales resulting from stronger wholesaler coverage in northern Mexico.

Gruma Centroamérica’s net sales decreased 1% to Ps.1,138 million in 2003 from Ps.1,152 million in 2002 reflecting lower corn flour prices that resulted from corn flour price discounts implemented to meet intensified competition from the traditional cooked-corn method and other corn flour producers, and a shift in the corn flour product mix to cheaper brands and bulk sales.  Gruma Centroamérica’s sales volume increased 4% in 2003 to 144,000 tons from 139,000 tons in 2002 as a result of higher corn flour sales volume due to:

•                  Gruma Centroamérica’s reduction of corn flour prices to meet intensified competition;

•                  improved coverage in rural areas of Guatemala; and

•                  increased promotion of less expensive brands

Cost of Sales

Overview:  Our total cost of sales increased 13% to Ps.14,843 million in 2003 from Ps.13,092 million in 2002, primarily due to an increase in sales volume as well as higher corn and wheat costs.  As a percentage of total net sales, our total cost of sales increased to 63.7% from 62.5%, primarily as a result of GIMSA and Molinera de México not raising prices to sufficiently offset higher corn and wheat costs due to the competitive pricing environment in these markets.

Cost of Sales by Subsidiary:  Gruma Corporation’s cost of sales increased 11% to Ps.5,950 million in 2003 compared to 5,356 million in 2002, commensurate with the 9% increase in sales volume.  Cost of sales as a percentage of net sales decreased to 53.5% from 54.1%, mainly as a result of improved manufacturing efficiencies and better absorption of fixed costs related to higher sales volume, which largely offset higher corn and natural gas costs and the increasing cost of new products.

GIMSA’s cost of sales as a percentage of net sales increased to 73.8% in 2003 from 70.4% in 2002 due primarily to higher corn costs and, to a lesser extent, higher fuel, electricity and additive costs which were only partially offset by our gradual price increases during that year.  In constant peso terms, GIMSA’s cost of sales increased 10% to Ps.4,039 million in 2003 from Ps.3,666 million in 2002.

Cost of sales of Gruma Venezuela increased 27% to Ps.2,383 million in 2003 from Ps.1,875 million in 2002, as a result of sales volume growth and significant increases in raw material costs.  Cost of sales as a percentage of net sales increased to 72.0% from 71.1%.  The significant increases in the cost of raw materials (especially corn and wheat) were partially offset by improved manufacturing efficiencies, better absorption of fixed costs, a temporary reduction in the number of products presentations sold and lower overhead expenses.

Cost of sales of Molinera de México increased 16% to Ps.1,749 million in 2003 compared to Ps.1,506 million in 2002 due to sales volume growth and an increase in the cost of wheat.  Cost of sales as a percentage of net sales increased to 83.5% from 80.0% due to a change in the sales mix favoring bulk presentation and a more competitive market environment that prevented Molinera de México from raising the price of its bulk packages of wheat flour to fully reflect higher wheat costs.

Gruma Centroamérica’s cost of sales increased 6% to Ps.786 million in 2003 compared to Ps.743 million in 2002 as a result of the 4% increase in sales volume and the increased cost of raw materials.  Cost of sales as a percentage of net sales increased to 69.1% in 2003 from 64.5% in 2002 primarily due to Gruma Centroamérica’s decision not to raise corn flour prices to fully offset higher corn costs because of intensified competition from the traditional cooked-corn method and from other corn flour producers and, to a lesser extent:

•                  a shift in the corn flour product mix toward cheaper and lower-margin products; and

•                  higher costs in Gruma Centroamérica’s hearts of palm business due to local shortages of heart-of-palm stems, and lower prices due to strong competition and a change in the sales mix.

Gross Profit

As a result of the above factors, our gross profit increased by 8% to Ps.8,468 million in 2003 compared with Ps.7,841 million in 2002 and our gross margin decreased to 36.3% from 37.5%.

Selling, General and Administrative Expenses

Overview:  Our total selling, general and administrative expenses, or SG&A expenses, increased 8% to Ps.6,699 million in 2003 from Ps.6,212 million in 2002 primarily due to the higher sales volume of Gruma Corporation.  Total SG&A expenses as a percentage of net sales decreased to 28.7% in 2003 from 29.7% in 2002.  The decrease in total SG&A expenses as a percentage of net sales was driven by better expense absorption, especially in Gruma Venezuela.

SG&A Expenses by Subsidiary:  SG&A expenses of Gruma Corporation increased 12% to Ps.4,148 million in 2003 from Ps.3,700 million in 2002 as a result of the 9% increase in sales volume.  SG&A expenses as a percentage of net sales remained at 37.3% in 2003.  The increase in net sales allowed Gruma Corporation to improve its absorption of fixed selling expenses, which were offset by legal expenses related to the Company’s antitrust litigation.

GIMSA’s SG&A expenses as a percentage of net sales decreased to 18.6% in 2003 from 19.0% in 2002 due to better expense absorption related to higher corn flour prices.  In absolute terms, SG&A expenses increased 3% to Ps.1,018 million in 2003 from Ps.988 million in 2002, mainly as a result of higher selling expenses due to improvements in the commercialization and customer-service infrastructure.

SG&A expenses of Gruma Venezuela increased 4% to Ps.496 million in 2003 compared to Ps.477 million in 2002 as a result of the 14% increase in sales volume.  SG&A expenses as a percentage of net sales decreased to

15.0% in 2003 from 18.1% in 2002 due to better absorption of fixed expenses and favorable advertising contracts secured by Gruma Venezuela.

SG&A expenses of Molinera de México increased 4% to Ps.371 million in 2003 from Ps.356 million in 2002 due to an increase in shipping costs in connection with the increase in sales volume.  SG&A expenses as a percentage of net sales decreased to 17.7% in 2003 from 18.9% in 2002 as a result of higher net sales, which allowed for better expense absorption.

SG&A expenses of Gruma Centroamérica decreased 5% to Ps.355 million in 2003 from Ps.375 million in 2002 due mainly to Gruma Centroamérica’s initiatives designed to optimize operating expenses.  Those initiatives included, among other things, a restructuring of the sales and marketing departments, resulting in lower salary and administrative expenses, fewer distribution routes and logistical efficiencies.  For the same reason, along with better expense absorption related to higher sales volume, SG&A expenses as a percentage of net sales decreased to 31.2% in 2003 compared to 32.5% in 2002.

Operating Income

Total operating income increased 9% to Ps.1,769 million in 2003 compared to Ps.1,629 million in 2002.  The improvement was driven by increases in operating income in Gruma Corporation and Gruma Venezuela of 21% (Ps. 178 million) and 50% (Ps. 144 million), respectively, resulting from higher sales volume, improved manufacturing and transportation efficiencies and better pricing.  Our consolidated operating margin decreased to 7.6% in 2003 from 7.8% in 2002, however, due mainly to GIMSA’s higher corn costs not being fully reflected in its corn flour prices throughout the year and, to a lesser extent, Molinera de México’s competitive pricing environment.

Net Comprehensive Financing Cost

Total net comprehensive financing cost decreased 30% to Ps.466 million in 2003 compared to Ps.667 million in 2002, as a result of lower foreign exchange losses and lower interest expenses related mostly to reduced debt.  The components of comprehensive financing cost, together with explanations of significant changes, are detailed below.

Items	2002		2003		Change		Comments
	(in millions of pesos of constant purchasing power as of December 31, 2004)
Interest Expense	Ps.	619	Ps.	538	Ps.	(81)	• Lower debt and, to a lesser extent, lower interest rates
Interest Income	(63)		(65)		(2)
Foreign Exchange Loss (Gain)	287		183		(104)		• Lower peso and bolivar devaluation in 2003; lower debt
Monetary Position Loss (Gain)	(176)		(190)		(14)
Total	Ps.	667	Ps.	466	Ps.	(201)

Other Expenses, Net

Other expenses, net was Ps.177 million in 2003 compared to income of Ps.132 million in 2002.  This is a result of a gain in 2002 from the sale of nonproductive assets and the amortization of negative goodwill related to the acquisition of MONACA being completed in June 2002.  For a detailed description of items included in other expenses, net, see Note 14 to our consolidated financial statements.

Taxes and Employees’ Profit Sharing

Provisions for income taxes and employee profit sharing increased to Ps.679 million in 2003 from Ps.627 million in 2002.  This increase corresponds to higher taxable income in 2003 compared to 2002.  Our effective tax rate (income tax and employees profit sharing) for 2003 was 60% as compared to 57% in 2002.  For additional information, please refer to the reconciliation of effective tax rates in Note 15 of our financial statements.

Equity in Earnings of Associated Companies, Net

Our share of net income in unconsolidated associated companies represented Ps.238 million in 2003, Ps.61 million more than in 2002, due mainly to the completion in June 2002 of the amortization of the excess of cost of the acquisition over book value of Banorte.

Majority Net Income

As a result of the above factors, our income before minority interest was Ps.684 million in 2003 compared to Ps.644 million in 2002 and our majority net income was Ps.499 million in 2003 compared to Ps.429 million in 2002.

LIQUIDITY AND CAPITAL RESOURCES

Our liquidity and capital resource requirements from 1999 to 2001 reflected a high level of capital expenditures in connection with the construction and acquisition of additional facilities in Mexico, the United States, Central America and Venezuela, as well as significant working capital requirements.  During 2002, 2003 and 2004, we decreased capital expenditures compared to prior years and focused on improving operating efficiencies.  In 2004, most of our capital expenditures were mainly applied to Gruma Corporation for the expansion of corn flour and tortilla capacity, including the two European acquisitions, the acquisition of a tortilla plant in Las Vegas and general facilities upgrades at our U.S. plants.  These investments were made to accommodate the continuous growth of our business.

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

We believe that our overall sources of liquidity will continue to be sufficient during the next 12 months to satisfy our foreseeable financial obligations and operational requirements.  The principal factors that could decrease our sources of liquidity are a significant decrease in the demand for, or price of, our products, each of which could limit the amount of cash generated from operations, and a lowering of our corporate credit rating or any other downgrade, which could increase our costs with respect to new debt and cause our stock price to suffer.  Our liquidity is also affected by factors such as the depreciation or appreciation of the peso and changes in interest rates.  As discussed below, Gruma, S.A. de C.V. is subject to financial covenants contained in some of its debt agreements which require it to maintain certain financial ratios and balances on a consolidated basis and Gruma Corporation is subject to financial covenants contained in some of its debt and lease agreements which require it to maintain certain financial ratios and balances on a consolidated basis.  Additionally, a subsidiary of Gruma Centroamérica is subject to financial covenants contained in some of its debt agreements which require it to maintain certain financial ratios and balances on a consolidated basis.  However, Gruma Centroamérica’s debt is only 1% of our consolidated debt.   The interest that Gruma Corporation pays on a portion of its debt may increase if overall leverage increases above specific levels, or if it fails to comply with certain financial covenants.  An increase in the interest that Gruma Corporation pays on its debt could limit Gruma Corporation’s ability to help support our liquidity and capital resource requirements.

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

Working Capital

We define working capital as current assets, excluding restricted cash, minus current liabilities, excluding short-term bank loans and current portion of long-term debt.  Our working capital as of the dates indicated was as follows:

December 31, 2003	Ps.	4,274 million
December 31, 2004	Ps.	4,957 million

Indebtedness

Our indebtedness bears interest at fixed and floating rates.  As of June 15, 2005, approximately 70% of our outstanding indebtedness bore interest at fixed rates and approximately 30% bore interest at floating rates, with almost all floating-rate indebtedness bearing interest based on LIBOR.  We hedge both our interest rate exposure and our foreign exchange rate exposure as discussed below.  For more information about our interest rate and foreign exchange rate exposures, see “Item 11.  Quantative and Qualitative Disclosures About Market Risk.”

Standard & Poor’s upgraded Gruma, S.A. de C.V. to BBB- from BB+ with a stable outlook in June 2004.  In September 2004, Fitch Ratings assigned Gruma, S.A. de C.V. a new senior unsecured foreign currency and local currency rating of “BBB-” with an outlook of “Stable.”  The foreign currency debt rating is also applicable to Gruma, S.A. de C.V.’s 7.625% Notes Due 2007.  On November 24, 2004, Standard & Poor’s Ratings Services assigned its ‘BBB-’ rating to Gruma S.A. de C.V.’s proposed U.S.$250 million perpetual bond.   In addition, in November 2004, Moody’s Investors Service upgraded Gruma, S.A. de C.V.’s senior unsercured notes to Ba1 from Ba2 and its senior implied rating to Ba1 from Ba2, with an outlook of “Positive.”  Any downgrades or changes in outlook with negative implications could cause our debt costs to fluctuate which could ultimately affect our stock price.

On November 16, 2004 Gruma S.A. de C.V. commenced a tender offer to purchase its outstanding U.S.$250,000,000 aggregate principal amount of 7.625% Notes Due 2007.  Upon completion of the tender offer approximately U.S.$200,000,000 aggregate principal amount of the 7.625% Notes Due 2007 had been tendered and approximately U.S.$50,000,000 in aggregate principal amount of the 7.625% Notes Due 2007 remain outstanding.  In April 2001, we entered into an interest rate swap converting the interest payments on the U.S.$250,000,000 debt from a fixed rate (7.625%) to a variable rate (LIBOR plus 2.035%).  We immediately entered into a further swap agreement with respect to the interest payments on the same U.S.$250,000,000 debt whereby we receive a fixed interest rate of 5.485% and will pay a LIBOR rate.  These swaps agreements remain in place with respect to interest payments on the U.S.$250,000,000 principal amount.  These swap agreements offset each other effectively leaving us with the original fixed interest rate payment of 7.625% on the approximately U.S.$50,000,000 in aggregate principal amount which remains outstanding after the tender offer.

On October 4, 2004, we obtained a US$250 million, five-year syndicated senior credit facility, which we refer to as the 2004 Facility, from a syndicate of banks, which consists of a US$150 million senior term loan facility and a US$100 million senior revolving credit facility, both with a five-year tenor.  Total proceeds were used to refinance the outstanding balance of US$230 million under our now-terminated US$300 million loan facility.  As of June 15, 2005, there was US$150 million outstanding under the 2004 Facility with US$100 million of revolving credit available.

The interest rate for the 2004 Facility is LIBOR plus 55 basis points for the first three years and LIBOR plus 65 basis points for the fourth and fifth years.  However, on November 2, 2004, we entered into an interest rate swap transaction with five banks with an aggregate notional amount of U.S.$150 million maturing on April 5, 2008, whereby we fixed the 6-month LIBOR rate associated with the term portion of the 2004 Facility at an average rate of 3.2725%.  The swap transaction provides that the counterparty pay us unless 6-month LIBOR reaches 6%, in which case the parties have no obligation to pay any amount for the applicable period.

The repayment schedule for the US$150 million term facility is as follows:

Principal Payment Date	% of the Outstanding Principal Amount

April 5, 2008	5%
October 5, 2008	15%
April 5, 2009	35%
October 5, 2009	Remaining balance

The US$100 million revolving facility will be permanently reduced as follows:

Commitment Reduction Date	% of the Outstanding Revolving Commitments

April 5, 2008	5%
October 5, 2008	15%
April 5, 2009	35%
October 5, 2009	Remaining balance

On December 3, 2004, Gruma S.A. de C.V. issued U.S.$300 million 7.75% senior, unsecured perpetual bonds which were graded BBB- by Standard & Poor’s Ratings and by Fitch Ratings.  The bonds which have no fixed final maturity date, have a call option exercisable by GRUMA at any time beginning five years after the issue date.  As of June 15, 2005 we had exchange rate forward contracts for the interest payments due in 2005, 2006 and 2007 on our US$300 million 7.75% perpetual bond, for an aggregate notional amount of U.S.$27.7 million at an average exchange rate of Ps.11.5797 per U.S. dollar.

As of December 31, 2004, we had committed U.S. dollar-denominated long-term lines of credit totaling Ps.1,895 million (approximately U.S.$170 million) available from banks in the United States of which we have drawn Ps.55.7 million (approximately U.S.$5 million).  As of the same date, we also had uncommitted short-term lines of credit totaling Ps.3,331 million (approximately U.S.$299 million) available from Mexican and international banks, of which we had drawn Ps.367 million (approximately U.S.$33 million).  As of December 31, 2004, long-term uncommitted revolving lines of credit totaling Ps.1,170 million (approximately U.S.$105 million) from Mexican banks were available to us, of which none had been drawn.  Should we elect to utilize the uncommitted lines of credit, we would have to negotiate the terms and conditions at the time of use.

At December 31, 2004, we had total outstanding long-term debt aggregating approximately Ps.6,016 million (approximately U.S.$540 million).  All of our long-term debt at such date was dollar-denominated.  Our long-term debt includes U.S.$50.5 million, or Ps.564 million, of principal amount of the 7.625% Notes due 2007, which we issued in October 1997, U.S.$150 million or Ps. 1,673 million of principal amount of the 2004 Facility which we issued in October 2004, and U.S.$300 million, or Ps.3,345 million, of principal amount of the 7.75% Perpetual Bonds, which we issued in December 2004.

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

Gruma Corporation is also subject to covenants which limit the amount of dividends that can be paid under certain circumstances.  Both Gruma, S.A. de C.V. and Gruma Corporation are also subject to covenants which limit the amounts that may be advanced to, loaned to, or invested in, us under certain circumstances.  In addition, both Gruma, S.A. de C.V. and Gruma Corporation are required to maintain certain financial ratios and balances.  Additionally, a subsidiary of Gruma Centroamérica is subject to financial covenants contained in some of its debt agreements, which require it to maintain certain financial ratios and balances on a consolidated basis.  However, Gruma Centroamérica’s debt is only 1% of our consolidated debt.  Upon the occurrence of any default or event of default under its credit and lease agreements, Gruma Corporation generally is prohibited from making any payments to us or our other subsidiaries or affiliates.  The covenants described above and other covenants could limit our and Gruma Corporation’s ability to help support our liquidity and capital resource requirements.  Gruma, S. A. de C.V. and Gruma Corporation are currently in compliance with all of the covenants contained in the debt and lease agreements.

During 1996, Gruma Corporation entered into several sale-leaseback agreements for various production equipment located in two of its U.S. plants.  These agreements are, under Mexican GAAP, accounted for as operating leases.  Under U.S. GAAP, these arrangements would have been accounted for as capital leases because a continuing involvement from the seller-lessee is present, and consequently, the risk and benefits of the property are not transferred to the buyer-lessor.  Average annual rental payments under these leases, expiring in 2011, will be approximately U.S.$3.2 million, based upon the financial statements for the year ended December 31, 2004.  Each agreement provides Gruma Corporation with a purchase option to acquire the equipment at fair market value at the expiration of the leases, and also an early purchase option, which permits Gruma Corporation to acquire the equipment at fair market value approximately three-quarters of the lease term.

As of December 31, 2004, we had total cash and cash equivalents of Ps.489 million, including Ps.0.5 million in restricted cash (U.S. dollars currency).  Restricted cash is comprised primarily of undistributed proceeds from tax-exempt industrial development bonds issued by Gruma Corporation held by a trustee available for future purchases of certain plants and equipment.

The following table presents our amortization requirements with respect to our total indebtedness as of March 31, 2005.

Year	In Millions of U.S. Dollars
2005	46.76
2006	4.16
2007	60.76
2008	32.10
2009 and thereafter	442.52
Total	U.S.$	586.3

The following table sets forth our ratios of consolidated debt to total capitalization (i.e., consolidated debt plus total stockholders’ equity) and consolidated liabilities to total stockholders’ equity as of the dates indicated.  For purposes of these ratios, consolidated debt includes short-term debt.

Date	Ratio of Consolidated Debt to Total Capitalization	Ratio of Consolidated Liabilities to Total Stockholders’ Equity
December 31, 2003	0.33	0.81
December 31, 2004	0.32	0.83

Capital Expenditures

In recent years we pursued a moderate growth strategy, which included lower levels of capital expenditures in property, plant and equipment primarily in connection with our expansion and technology upgrades at manufacturing facilities.   In 2003, we spent U.S.$58 million on capital expenditures, primarily on capacity expansion and technology upgrades.  Beginning in 2004, we increased our capital expenditures.  We spent U.S.$115 million on capital expenditures, mainly applied to Gruma Corporation for the expansion of corn flour and tortilla capacity, including the two European acquisitions, the acquisition of a tortilla plant in Las Vegas and general facilities upgrades in our U.S. plants.  The investments were made to accommodate the continuous growth in our business.  We have budgeted approximately U.S.$150 to 160 million for capital expenditures in 2005.  This includes approximately U.S.$23 million spent during the first quarter of 2005, most of which was applied to Gruma Corporation for the expansion of corn flour and tortilla capacity, including the construction of our new plant in Pennsylvania and the addition of one production unit to the corn flour plant in Indiana and for general facilities upgrades.  This budget also includes the acquisition of  part of the manufacturing assets of the Mexican food division of Cenex Harvest States completed during May 2005.  The investments were made to accommodate the continuing growth of business.  This capital expenditures budget does not include any potential acquisitions.

We expect to be able to fund our capital expenditures primarily from funds from operations.  We believe that funds from operations and our current bank lines of credit will be sufficient to meet our anticipated capital expenditures through the end of this year.

Concentration of Credit Risk

The financial instruments to which we are potentially subject to a concentration of risk are principally cash, temporary investments and trade accounts receivable.  We deposit cash and temporary investments in recognized financial institutions.  The concentration of the credit risk with respect to trade receivables is limited since we sells products to a large number of customers located in different parts of Mexico, United States, Central America, Venezuela and Europe.  We maintain reserves for potential credit losses.

Our operations in Venezuela represented approximately 13% of our sales in 2004.  The severe political and economic situation in Venezuela presents a risk to our  business that we cannot control and that cannot be accurately measured or estimated.  Our financial condition and results of operations could be adversely affected due to the fact that (i) a portion of our sales are denominated in bolívars, (ii) Gruma Venezuela produces products that are subject to price controls and (iii) we may have difficulties repatriating dividends from Gruma Venezuela and importing some of our raw material requirements because of the foreign exchange controls.  See “Item 3.  Risk Factors–Risks Related to Venezuela–Venezuela Presents Significant Economic Uncertainty and Political Risk, Which May in the Future Have an Adverse Impact on Our Operations and Financial Performance.”

RESEARCH AND DEVELOPMENT

We continuously engage in research and development activities that focus on, among other things:  increasing the efficiency of our proprietary corn flour and tortilla production technology; maintaining high product quality; developing new and improved products and manufacturing equipment; improving the shelf life of certain corn and wheat products; improving and expanding our information technology system; engineering, plant design and construction; and compliance with environmental regulations.  We have obtained 53 patents in the United States since 1968, four of which were obtained during the last three years.  Nineteen of these patents are in force and effect as of the date hereof and the rest have expired.  We currently have four patents in-process.  Additionally, six of our patents are currently in the process of being published in other countries.

Our research and development is conducted through our subsidiaries INTASA, Tecnomaíz and CIASA.  Through Tecnomaíz, we engage in the design, manufacture and sale of machines for the production of tortillas and tortilla chips.  We carry out proprietary technological research and development for corn milling and tortilla production as well as all engineering, plant design and construction through INTASA and CIASA.  These companies administer and supervise the design and construction of our new plants and also provide advisory services and training to employees of our corn flour and tortilla manufacturing facilities.   We have spent Ps. 35 million, Ps. 34 million and Ps. 38 million on research and development in 2002, 2003 and 2004 respectively.

TREND INFORMATION

Our financial results will likely continue to be influenced by factors such as changes in the level of consumer demand for tortillas and corn flour, government policies regarding the Mexican tortilla and corn flour industry, and the cost of corn and wheat.  In addition, we expect our financial results in 2005 to be influenced by:

•                  increased competition from tortilla manufacturers;

•                  increases in the Hispanic population in the United States,

•                  increases in Mexican food consumption by the non-Hispanic population in the United States; as well as projected increases in Mexican food consumption and use of tortillas in non-Mexican cuisine as tortillas continue to be assimilated into mainstream cuisine in Europe and Asia, each of which could increase sales;

•                  increased competition in the corn flour business in Venezuela;

•                  exchange rate fluctuations, particularly increases and decreases in the value of the Mexican peso relative to the Venezuelan bolívar and U.S. dollar; and

•                  civil and political unrest in Venezuela which may negatively affect the profitability of Gruma Venezuela.

OFF-BALANCE SHEET ARRANGEMENTS

As disclosed in Note 13 to the consolidated financial statements, during 2003 we entered into call option agreements indexed to our own stock.  Under Mexican GAAP, we accounted for these instruments as equity and consequently, these instruments were not reflected as liabilities or assets on our 2003 balance sheet.  Under U.S. GAAP, the fair value of such contracts were recognized in income due to nature of the contractual settlement provisions.  Details of the arrangements were as follows:

During 2003, we entered into two call option agreements with a European international financial institution with respect to 6,405,000 of our own shares for a total amount of U.S.$5.9 million, maturing in February and May of 2004, with a zero strike price.  These agreements were closed with an average gain of U.S.$0.3783 per share, resulting in a total gain of U.S.$2.4 million.  As of December 31, 2004, we do not have any outstanding call option agreements.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

On November 2, 2004, we entered into an interest rate swap transaction with five banks with an aggregate notional amount of U.S.$150 million which became effective on April 5, 2005 and matures on April 5, 2008, whereby we fixed the 6-month LIBOR rate associated with the term portion of the 2004 facility at an average rate of 3.2725%.  The swap transaction provides that the counterparty pay us unless 6-month LIBOR reaches 6%, in which case the parties have no obligation to pay any amount for the applicable period.  Additionally, during 2004, we entered into exchange rate forward contracts for the interest payments due in 2005 (corresponding to our US$300 million 7.75% perpetual bond), for an aggregate notional amount of U.S.$23.3 million at an average exchange rate of Ps.11.5945 per U.S. dollar.  In April 2001, we entered into an interest rate swap converting the interest payments on our U.S.$250,000,000 7.625% Notes Due 2007 from a fixed rate (7.625%) to a variable rate (LIBOR plus 2.035%).  We immediately entered into a further swap agreement with respect to the interest payments on the same U.S.$250,000,000 debt whereby we receive a fixed interest rate of 5.485% and will pay a LIBOR rate.  These swaps agreements remain in place with respect to interest payments on the U.S.$250,000,000 principal amount.  These swap agreements offset each other effectively leaving us with the original fixed interest rate payment of 7.625% on the approximately U.S.$50,000,000 in aggregate principal amount which remains outstanding after the tender offer.

In addition to the above arrangements, we have commitments under certain firm contractual arrangements to make future payments for goods and services.  These firm commitments secure the future rights to various assets to be used in the normal course of operations.  For example, we are contractually committed to make certain minimum lease payments for the use of property under operating lease agreements.  In accordance with Mexican

GAAP, the future rights and obligations pertaining to such firm commitments are not reflected as assets and liabilities on the accompanying consolidated balance sheets.  Additionally, during 1996, Gruma Corporation entered into several sale-leaseback agreements for various production equipment located in two of its U.S. plants.  These agreements are accounted for as operating leases under Mexican GAAP.  Under U.S. GAAP these agreements would have been accounted for as capital leases because a continuing involvement from the seller-lessee is present, and consequently, the risks and benefits of the property are not transferred to the buyer-lessor.  The U.S. GAAP balance sheet as of December 31, 2003 and 2004 would reflect an increase in the fixed assets, net, balance of Ps.140.6 million and Ps.108.1 million (net of accumulated depreciation of Ps.66.5 million and Ps.73.7 million respectively), respectively, and an increase in the long-term debt balance of Ps.207.1 million and Ps.181.8 million, respectively.  The average annual rental payments under these leases, expiring in 2011, will be approximately U.S.$3.2 million, based upon the financial statements for the year ended December 31, 2004.  Each agreement provides Gruma Corporation with a purchase option to acquire the equipment at fair market value at the expiration of the leases, and also an early purchase option, which permits Gruma Corporation to acquire the equipment at fair market value approximately three-quarters through the lease term.

The following table summarizes separately our material firm commitments at December 31, 2004 and the timing and effect that such obligations are expected to have on our liquidity and cash flow in the future periods.  In addition, the table reflects the timing of principal and interest payments on outstanding debt, which is discussed in “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”  We expect to fund the firm commitments with operating cash flow generated in the normal course of business.

Contractual Obligations and Commercial Commitments	Total	Less than 1 Year	From 1 to 3 Years	From 3 to 5 Years	Over 5 Years
	(in millions of U.S. dollars)
Long-term debt obligations	539.5	—	64.9	174.6	300.0
Operating lease obligations(1)	135.9	30.0	48.9	29.3	27.7
Purchase obligations(2)	112.0	112.0	—	—	—
Other liabilities(3)	46.7	46.7	—	—	—

Total	834.1	188.7	113.8	203.9	327.7

(1)	Operating lease obligations primarily relate to minimum lease rental obligations for our real estate and operating equipment in various locations.
(2)	Purchase obligations relate to our minimum commitments to purchase commodities, raw materials, machinery and equipment.
(3)	Other relate to short-term bank loans and the current portion of long-term debt.

U.S. GAAP RECONCILIATION

Our consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP.  See Note 21 to our audited consolidated financial statements for information relating to the nature and effect of such differences.  Mexican GAAP financial statements recognize the effects of inflation, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis.  We are not required to reverse many of the Mexican inflation accounting adjustments when reconciling Mexican GAAP to U.S. GAAP, as these adjustments provide a means of measuring the effects of price-level changes in the inflationary Mexican economy.  Accordingly, these inflation-adjusted figures are considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

Net income under U.S. GAAP amounted to Ps.338.9 million in 2002, Ps.619.6 million in 2003 and Ps.777.2 million in 2004, compared with majority net income under Mexican GAAP of Ps.429.2 million in 2002, Ps.498.7 million in 2003 and Ps.923.2 million in 2004.

Stockholders’ equity under U.S. GAAP amounted to Ps.9,722.9 million in 2003 and Ps.9,770.8 million in 2004, compared with stockholders’ equity under Mexican GAAP of Ps.13,076 million in 2003 and Ps.13,760.9 million in 2004.  See Note 21 to our audited consolidated financial statements for a further discussion of the adjustments under U.S. GAAP.

New Accounting Standards

New Accounting Pronouncements under Mexican GAAP

In December 2003, the MIPA issued Bulletin D-3, “Labor Liabilities” (“Bulletin D-3”), which is effective as of January 1, 2005.  Bulletin D-3 establishes rules for the calculations of the cost and liability for retirement benefit plans, as well as guides for the valuation of liabilities for early reduction or extinction of benefits in a retirement plan.  Additionally, this bulletin provides the requirements of valuation, presentation and disclosure for other post-retirement benefits and for compensations at the end of the labor relationship.  We estimate that the adoption of this bulletin will require the recognition of a liability of approximately Ps.73.2 million charged to income.

Recently Issued U.S. Accounting Standards

In December 2004, the Financial Accounting Standards Board (“FASB”) issued a revision to Statement of Financial Accounting Standards No. 123 (“SFAS No. 123R”), “Share-Based Payment.”  SFAS No. 123R supersedes Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees.”  SFAS No. 123R requires that all stock-based compensation, including options, be expensed at fair value as of the grant date over the vesting period.  Companies will be required to use an option pricing model to determine compensation expense, consistent with the model used in the already required disclosures of SFAS No. 148, “Accounting for Stock-Based Compensation––Transition and Disclosure.”  SFAS No. 123R is effective for interim and fiscal periods beginning after June 15, 2005.  We do not expect the adoption of this standard to have a significant impact on our financial condition or results of operations.

In November 2004, the FASB issued SFAS No. 151, “Amendment of ARB No. 43, Chapter 4.”  This statement amends the guidance in Accounting Research Bulletin No. 43 “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage).  This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.”  In addition, this statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities.  SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005.  We do not expect the adoption of this standard to have a significant impact on our financial condition or results of operations.

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

The board of directors, which was elected at the Ordinary General Shareholders’ Meeting held on April 29, 2005, currently consists of 15 directors, with each director having a corresponding alternate director.  The following table sets forth the current members of our board of directors, their ages, years of service, principal occupations, outside directorships, other business activities and experience, their directorship classifications as defined in the Code of Best Corporate Practices promulgated by a committee formed by the Mexican Entrepreneur Coordinating Board (Consejo Coordinador Empresarial), and their alternates.  The terms of their directorships are for one year or until their appointed successors take office.  José de la Peña y Angelini, an alternate member of our board of directors, is also an employee of GRUMA.  Under his service contract with GRUMA, if he is terminated without cause before September 1, 2005, he is entitled to receive as severance, an amount not lower than 50% of his base annual salary, including his Christmas bonus.  Jairo Senise, another alternate member of our board of directors is an employee of GRUMA as well.  Under his service contract with GRUMA, if he is terminated without cause before completing thirty-six months of service, which period ends on August 12, 2005, he is entitled to receive as severance, a lump sum payment equivalent to what he would have received for the rest of such period if he would have continue working for GRUMA, but in no event, can such sum be lower than 12 months of his monthly base salary.  No other current director or alternate director has service contracts with us providing for benefits upon termination of employment.

Roberto González Barrera	Age:	74
	Years as Director:	23
	Principal Occupation:	Chairman of the board of directors and CEO of GRUMA and GIMSA
	Outside Directorships:	Chairman of the board of directors of Grupo Financiero Banorte, S.A. de C.V., Banco Mercantil del Norte, S.A and Banco del Centro S.A.
	Directorship Type:	Shareholder, related
	Alternate:	Juan A. Quiroga García

Allen Andreas	Age:	61
	Years as Director:	8
	Principal Occupation:	Chairman and Chief Executive of Archer-Daniels-Midland Company
Outside Directorships:

Member of the Supervisory Board of the A.C. Toepfer International Group, Agricore United, trustee, Economic Club of New York, the Trilateral Commission, The Bretton Woods Committee, the International Council on Agriculture, Food and Trade, member, The Emergency Committee for American Trade, World Economic Forum, G100, European Advisory Board of the Carlyle Group and various other business operations in Latin America, Europe and the Asia-Pacific region.

	Business Experience:	CFO of European operations and VP and counsel to the Executive Committee of Archer-Daniels-Midland Company, President and CEO of ADM, Attorney for the United States Treasury Department.
	Directorship Type:	Shareholder, independent
	Alternate:	David J. Smith

Juan Diez-Canedo Ruiz	Age:	54
	Years as Director:	Since April 2005
	Principal Occupation:	President of Fomento y Desarrollo Comercial, S.A. de C.V.
	Outside Directorships:	Alternate member of the Board of Grupo Financiero Banorte S.A. de C.V., Banco Mercantil del Norte, S.A and Banco del Centro S.A., member of the Board of Deportes Martí, S.A. de C.V.

	Business Experience:	CEO of Cintra S.A. de C.V. Executive Vice President of Grupo Financiero Banorte S.A. de C.V., Banking Director of Grupo Financiero Probursa. Alternate Chief Executive Officer of Banco Internacional.
	Directorship Type:	Independent
	Alternate:	Felipe Diez-Canedo Ruiz

Juan Antonio González Moreno	Age:	47
	Years as Director:	2
	Outside Directorships:	Alternate member of the board of Grupo Financiero Banorte S.A. de C.V., Banco Mercantil del Norte, S.A and Banco del Centro S.A
	Principal Occupation:	President of GRUMA’s Asian operations
Business Experience:

Several management positions within GRUMA, including Senior Vice President of Special Projects at the tortilla business of Gruma Corporation, President of the corn flour operations of Gruma Corporation and COO of GIMSA.

	Directorship Type:	Related
	Alternate:	Jairo Senise

Roberto González Moreno	Age:	53
	Years as Director:	18
	Principal Occupation:	Chairman and President of Corporación Noble, S.A. de C.V.
	Other Directorships:	Member of the Board of GIMSA and alternate member of Grupo Financiero Banorte S.A. de C.V., Banco Mercantil del Norte, S.A and Banco del Centro S.A
	Business Experience:	Several management positions within GRUMA, including COO of GIMSA and Director of GRUMA’s former Fast Food Division, President of RGM Inc., Exportaciones El Parián, S.A.
	Directorship Type:	Related
	Alternate:	José de la Peña y Angelini

Carlos Hank Rhon	Age:	57
	Years as Director:	11
	Principal Occupation:	Chairman and principal shareholder of Grupo Financiero Interacciones, S.A. de C.V.
	Outside Directorships:	Chairman of Grupo Hermes, S.A. de C.V. and Grupo Coin/La Nacional
	Business Experience:	Grupo Financiero Interacciones, S.A. de C.V., Grupo Hermes S.A. de C.V., The Laredo National Bank, South Texas National Bank
	Directorship Type:	Related
	Alternate:	Carlos Hank González

Roberto Hernández Ramírez	Age:	63
	Years as Director:	10
	Principal Occupation:	Chairman of the board of directors of Banco Nacional de México, S.A. and Director of Grupo Financiero Banamex, S.A. de C.V.
	Outside Directorships:	Member of the board of directors of Grupo Televisa, S.A. de C.V. and Citigroup
	Business Experience:	CEO of Banco Nacional de México, Chairman and Director of the Mexican Stock Exchange, Chairman of the Mexican Banking Association, Chairman of Acciones y Valores Banamex, S.A. de C.V.
	Directorship Type:	Independent
	Alternate:	Esteban Malpica Fomperosa

Juan Manuel Ley López	Age:	72
	Years as Director:	11

	Principal Occupation:	Chairman and CEO of Grupo Ley, S.A. de C.V.
Outside Directorships:

Chairman of the Sinaloa-Baja California Consultant Council of Grupo Financiero Banamex-Accival and the National Association of Supermarket and Retail Stores (ANTAD), Chairman of Latin American Association of Supermarkets and member of the board of directors of Grupo Financiero Banamex Accival, S.A. de C.V. and Teléfonos de Mexico, S.A. de C.V.

	Business Experience:	Chief Executive Officer of Casa Ley, S.A. de C.V., consultant and instructor for junior business management at “Junior Business Management Institute” (ICAMI-SINALOA)
	Directorship Type:	Independent
	Alternate:	Francisco Villarreal Vizcaíno

Eduardo Livas Cantú	Age:	62
	Years as Director:	19
Principal Occupation:

Consultant on financial and strategic issues and mergers and acquisitions, member of the Board of GRUMA, Chairman and member of the audit committee of GRUMA and member of the audit committee and risk policy committee of Grupo Financiero Banorte, S.A. de C.V.

	Outside Directorships:	Member of the board of directors of Grupo Financiero Banorte, S.A. de C.V., Banco Mercantil del Norte, S.A, Banco del Centro S.A, and GIMSA
	Business Experience:	Several positions within GRUMA including Chief Financial Officer, President of Gruma Corporation, Chief Executive Officer of GRUMA and GIMSA.
	Directorship Type:	Independent
	Alternate:	Alfredo Livas Cantú

Paul B. Mulhollem	Age:	55
	Years as Director:	3
	Principal Occupation:	President and COO of Archer-Daniels-Midland Company.
	Outside Directorships:	Member of Agricore United, A.C.Toepfer International, National Future Farmers of America and the Carle Foundation
	Business Experience:	Several management positions within Archer-Daniels-Midland Company, including Group Vice President and Senior Vice President of Archer-Daniels-Midland Company’s Global Grain Operations
	Directorship Type:	Shareholder, independent
	Alternate:	Douglas J. Schmalz

Luis Peña Kegel	Age:	45
	Years as Director:	Since April 2005
	Principal Occupation:	Chief Executive Officer of Banco Mercantil del Norte, S.A.
	Outside Directorships:	Grupo Financiero Banorte, S.A. de C.V., Banco Mercantil del Norte, S.A., and Banco del Centro, S.A.
	Business Experience:	Several management positions within Banco Nacional de México, S.A. including President and CEO, Senior VP of Corporate Banking, VP of Corporate Finance, among others
	Directorship Type:	Related
	Alternate:	Raúl Alonso Peláez Cano

Bernardo Quintana Isaac	Age:	63
	Years as Director:	10
	Principal Occupation:	Chairman of the board of directors of Empresas ICA, Sociedad Controladora.
	Outside Directorships:	Member of the board of directors of Teléfonos de México, S.A. de C.V., Cementos Mexicanos, S.A. de C.V., Grupo Carso, S.A. de C.V.

	Business Experience:	Executive Vice President and Vice President of the Tourist and Urban Development Division for Grupo ICA
	Directorship Type:	Independent
	Alternate:	Diego Quintana Kawage

Alfonso Romo Garza	Age:	54
	Years as Director:	11
	Principal Occupation:	Chairman and Chief Executive Officer of Savia, S.A. de C.V.
Outside Directorships:

Member of board of Cementos Mexicanos, S.A. de C.V., Nacional de Drogas, Grupo Comercial Chedraui, member of World Bank’s External Advisory Board for Latin America and the Caribbean, member of the board of directors of Donald Danforth Plant Science Center.

	Business Experience:	Director of Strategic Planning and Corporate Development of Visa-Femsa. Founder of Pulsar International, S.A. de C.V.
	Directorship Type:	Independent
	Alternate:	Adrián Rodríguez Macedo

Adrián Sada González	Age:	60
	Years as Director:	11
	Principal Occupation:	Chairman of the board of directors of Vitro, S.A. de C.V.
	Outside Directorships:	Member of the board of directors of ALFA, S.A. de C.V., Cydsa, S.A. de C.V., and Regio Empresas S.A. de C.V., Consejo Mexicano de Hombres de Negocios, Grupo de Industriales de Nuevo León.
	Business Experience:	Chairman of the board of Grupo Financiero Serfin, S.A. de C.V., CEO of Banpais
	Directorship Type:	Independent
	Alternate:	Manuel Güemes de la Vega

Javier Vélez Bautista	Age:	48
	Years as Director:	3
	Principal Occupation:	Chief Executive Officer of Nacional Monte de Piedad
Outside Directorships:

Member of the board of directors of GIMSA, Grupo Financiero Banorte, S.A. de C.V. Banco Mercantil del Norte, S.A., and Banco del Centro, S.A., member of the audit committees of GRUMA, GIMSA and Grupo Financiero Banorte, S.A. de C.V. member of the risk management committee of Grupo Financiero Banorte, S.A. de C.V.

	Business Experience:	Business consultant on strategic and financial issues, former Executive VP and CFO of GRUMA, former Chief Financial Officer of Gruma Corporation, project director Booz Allen & Hamilton.
	Directorship Type:	Independent
	Alternate:	Roberto Ramos Arteaga

Mr. Roberto González Moreno and Mr. Juan Antonio González Moreno, members of our board of directors are the sons of Mr. Roberto González Barrera, the Chairman of our board of directors.  In addition, Mr. Carlos Hank Rhon, a member of our board of directors, is the son-in-law of Mr. Roberto González Barrera.  Furthermore, Mr. Carlos Hank González, an alternate member of our board of directors, is the son of Carlos Hank Rhon and the grandson of Mr. Roberto González Barrera.

Secretary

The secretary of the board of directors is Mr. Salvador Vargas Guajardo, and his alternate is Mr. Guillermo Elizondo Ríos.  Mr. Vargas Guajardo is not a member of the board of directors.

Senior Management

The following table sets forth our executive officers, their ages, years of service, current positions, and prior business experience:

Roberto González Barrera	Age:	74
	Years as Executive Officer:	56
	Years at GRUMA:	56
	Current Position:	Chairman of the board of directors and Chief Executive Officer of GRUMA
	Other Positions:	Chief Executive Officer and Chairman of the board of directors of GIMSA, Chairman of the board of directors of Grupo Financiero Banorte, S.A. de C.V.

Rafael Abreu	Age:	36
	Years as Executive Officer:	1
	Years at GRUMA:	9
	Current Position:	President, Gruma Centroamérica.
	Business Experience:	Several positions within Gruma Centroamérica, including Vice President of the corn flour and tortilla operations

José de la Peña y Angelini	Age:	56
	Years as Executive Officer:	2
	Years at GRUMA:	2
	Current Position:	President of GRUMA’s Latin American Operations.
	Business Experience:	Executive Vice President Sales and Marketing of GRUMA, top management positions at Colgate-Palmolive, senior positions at Chrysler de México, President of the Mexico office of FCB Worldwide.

Leonel Garza Ramírez	Age:	55
	Years as Executive Officer:	6
	Years at GRUMA:	19
	Current Position:	Chief Procurement Officer.
	Business Experience:	Manager of Quality and Corn Procurement and Vice President of Corn Procurement at GRUMA.

Roberto González Alcalá	Age:	41
	Years as Executive Officer:	3
	Years at GRUMA:	10
	Current Position:	Chief Operating Officer of GRUMA’s Mexican Operations (GIMSA, Molinera de México and PRODISA).
	Business Experience:

Several positions within GRUMA’s Central American operations, including Chief Operating Officer, President of the Tortilla Division in Costa Rica. President of the Corn Flour Division in Central America; experience in marketing sales and manufacturing areas.

Juan Antonio González Moreno	Age:	47
	Years as Executive Officer:	Since April 2005
	Years at GRUMA:	25
	Current Position:	President of GRUMA’s Asian operations
	Business Experience:

Several management positions within GRUMA, including Senior Vice President of special projects at the tortilla business of Gruma Corporation, President of the corn flour operations of Gruma Corporation and COO of GIMSA.

Homero Huerta Moreno	Age:	42
	Years as Executive Officer:	3
	Years at GRUMA:	20

	Current Position:	Chief Administrative Officer.
	Business Experience:	Various positions within GRUMA including finance and Administrative Vice President of Gruma Venezuela.

Raúl Alonso Peláez Cano	Age:	44
	Years as Executive Officer:	Since August 2004
	Years at GRUMA:	Since August 2004
	Current Position:	Chief Financial Officer
	Business Experience:	Several executive positions with companies including Industrias Resistol, General Electric de México, and Banco Nacional de México, S.A., Grupo Financiero Banamex.

Juan Antonio Quiroga García	Age:	55
	Years as Executive Officer:	7
	Years at GRUMA:	32
	Current Position:	Chief Corporate Officer
	Other Positions:	Senior Corporate Controller of GIMSA
	Business Experience:	Vice President of Administration of Gruma Corporation, Chief Administrative and Internal Auditing Officer of GRUMA.

Felipe Rubio Lamas	Age:	47
	Years as Executive Officer:	1
	Years at GRUMA:	22
	Current Position:	Chief Technology Officer.
	Business Experience:	Several managerial and Vice President positions within GRUMA Corporation related to manufacturing processes and design and construction of production facilities.

Jairo Senise	Age:	49
	Years as Executive Officer:	2
	Years at GRUMA:	2
	Current Position:	President and Chief Executive Officer of Gruma Corporation.
	Business Experience:

Regional Vice President and Managing Director of Europe and Eurasia and Regional Vice President of Latin America/South Africa for the Pillsbury Company/General Mills; positions at CPC International/Best Foods, S.C. Johnson and Colgate-Palmolive.

Salvador Vargas Guajardo	Age:	52
	Years as Executive Officer:	9
	Years at GRUMA:	9
	Current Position:	General Counsel
	Other Positions:	General Counsel of GIMSA
	Business Experience:	Positions at Grupo Alfa, Protexa and Proeza, senior partner of two law firms, including Rojas-González-Vargas-De la Garza y Asociados.

Mr. Oscar Enrique Urdaneta Finol is the Chief Operating Officer of DEMASECA since he was appointed based upon an agreement with our partners in DEMASECA.

Mr. Roberto González Alcalá, Chief Operating Officer of GRUMA’s Mexican Operations, and Mr. Juan Antonio González Moreno, President of GRUMA’s Asian operations,  are sons of Mr. Roberto González Barrera.

Statutory Auditor

Under Mexican law, a statutory auditor must be elected by our shareholders at the annual ordinary general shareholders meeting for a term of one year.  At the subsequent annual ordinary general shareholders meeting, the statutory auditor is required to review our affairs and report as to the accuracy of the financial information as presented to shareholders by the board of directors.  The statutory auditor is also authorized (i) to call ordinary general shareholders meetings, extraordinary general shareholders meetings and board of directors meetings; (ii) to place items on the agenda for general shareholders meetings and meetings of the board of directors; and (iii) to attend general shareholders meetings, meetings of the board of directors, meetings of the audit committee, and any other meetings of intermediate committees to which the board of directors delegates any activities (without the right to vote).  At the General Ordinary Shareholders’ Meeting held on April 29, 2005, Mr. Hugo Lara Silva was reelected to serve as our Statutory Auditor for one year.  His alternate is Mr. Carlos Arreola Enríquez.

Mr. Hugo Lara Silva is 65 years old.  He is a retired co-director of and partner in PricewaterhouseCoopers and was a member of the board of directors, the international executive audit committee and the general partner counsel of that firm.  Mr. Hugo Lara Silva has experience with a wide variety of businesses in the public and private sectors and has been the statutory auditor for companies such as Grupo Modelo, S.A. de C.V., Ciba-Geigy Mexicana, S.A. de C.V., El Puerto de Liverpool, S.A. de C.V., Grupo Financiero Bancomer, S.A. de C.V., Grupo Mexicano Somex, S.N.C. and Aseguradora Cuauhtémoc, S.A., among others.

Audit Committee

As required by our bylaws, an audit committee was appointed at the General Ordinary Shareholders’ Meeting held on April 29, 2005.  Members of the audit committee were selected from members of the board of directors.  The current audit committee is comprised of three members, all of whom are independent directors.  Set forth below are the names of our audit committee members, their positions within the committee, and their directorship type:

Eduardo Livas Cantú	Position:	Chairman of the Audit Committee
	Directorship Type:	Independent

Javier Vélez Bautista	Position:	Financial Expert of the Audit Committee
	Directorship Type:	Independent

Juan Diez-Canedo Ruiz	Position:	Member of the Audit Committee
	Directorship Type:	Independent

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Members of the board of directors are paid a fee of Ps.16,000 for each board meeting they attend.

For 2004, the aggregate amount of compensation paid to all directors, alternate directors, the statutory auditor, executive officers and audit committee members was approximately Ps.150.4 million (in nominal terms).  The contingent or deferred compensation reserved as of December 31, 2004 was Ps.17.8  million (in nominal terms).

We offer an Executive Bonus Plan that applies to managers, vice presidents, and executive officers.  The variable compensation under this plan can range from 15% to 50% of annual base compensation, depending upon the employee’s level, his individual performance and the results of our operations.

EMPLOYEES

As of December 31, 2004, we had a total of approximately 15,727 employees, including unionized (5,318) and non-unionized (10,409), full- and part-time employees.  Of this total, we employed approximately 6,406 persons in Mexico, 5,195 in the United States, 1,521 in Central America, 1,865 in Venezuela, 263 in England, 18 in Italy and 88 in the Netherlands.  Total employees for 2003 and 2002 were 15,104 and 14,887, respectively.  Of our total employees as of December 31, 2004, approximately 41% were white-collar and 59% were blue-collar.

In Mexico, workers at each of our plants are covered by a separate contract, under which salary revisions take place once each year, usually in January or February.  Non-salary provisions of these contracts are revised bi-annually.  We renewed agreements with the three unions that represent our workers in 2004.

In the United States, Gruma Corporation has four collective bargaining agreements that represent a total of 462 workers at four separate facilities.  We renewed and ratified one collective bargaining agreement in 2004.  A proposed fifth agreement never materialized due to decertification, however the results of a challenged election from 2001 were certified by the NLRB at a fifth facility which has a potential for an additional 130 workers.  Wages are reviewed during negotiations and increases processed per the terms of the particular contract as well as non-monetary provision of the contracts.  Salary reviews for non-union employees are done once each year, usually in March for Mission Foods and in September for Azteca Milling, L.P.  We believe our current labor relations are satisfactory.

SHARE OWNERSHIP

The following Directors and Senior Managers have GRUMA shares which in each case represent less than 1% of our capital stock:   Mr. José de la Peña y Angelini,  Mr. Leonel Garza Ramírez, Carlos Hank González, Mr. Adrian Sada González, Mr. Jairo Senise and Mr. Juan Antonio Quiroga García, In addition, Mr. Roberto González Barrera owns directly and indirectly 211,517,757 shares representing approximately 46.9% of our capital stock and Mr. Juan Antonio González Moreno owns 5,758,556 shares representing approximately 1.3% of our capital stock.

CORPORATE GOVERNANCE PRACTICES

The significant differences between our corporate governance practices and the New York Stock Exchange standards can be found on our website, www.gruma.com.  The information found at this website is not incorporated by reference into this document.

ITEM 7.              Major Shareholders And Related Party Transactions.

MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our capital stock as of April 29, 2005 (which consists entirely of Series B Shares) with respect to Mr. González Barrera and Archer-Daniels-Midland and its affiliates, the only shareholders we know to own beneficially more than 5% of our capital stock, as well as our directors and executive officers as a group and other shareholders.  See “Item 9.  The Offer and Listing” for a further discussion of our capital stock.  With the exception of Archer-Daniels-Midland’s right to appoint two members of our board of directors, and their corresponding alternates, the major shareholders do not have different or preferential voting rights with respect to those shares they own.

Name	Number of Series B Shares	Percentage of Outstanding Shares
Roberto González Barrera (1)	211,517,757	46.9%
Archer-Daniels-Midland (2)	130,901,630	29.0%
Directors and Officers as a Group	6,021,289	1.3%
Other shareholders	102,492,576	22.8%

Total	450,933,252	100.0%

(1)

The shares beneficially owned by Mr. González Barrera include: 181,491,961 shares held directly by Mr. González Barrera; and 30,025,796 shares held by him through a Mexican corporation jointly owned with Archer-Daniels-Midland and controlled by him.

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

Mr. González Barrera controls approximately 52.4% of our capital stock and therefore has the power to elect a majority of our 15 directors.  In addition, under Mexican law, any holder or group of holders representing 10% or more of our capital stock may elect one Director.  Under our bylaws and the Archer-Daniels-Midland association, as long as Archer-Daniels-Midland owns at least 20% of our capital stock, it will have the right to designate two members of our board of directors and their corresponding alternates.

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

At their peak on May 17, 2005, the outstanding balance of loans from GIMSA to GRUMA were Ps.1,531 million in nominal terms.  As of June 15, 2005, we owed GIMSA Ps.1,345 million.  The average interest rate for this year up to June 15 has been 10.6%.

In September 2001, Gruma Corporation started to make loans to us which, at their peak on June 15, 2004, reached the amount of U.S.$64.0 million.  We have lent money to Gruma Corporation at an average rate of 6.7%, having an outstanding amount of U.S.$10.0 million as of June 15, 2005.

Transactions with Archer-Daniels-Midland

We entered into an association with Archer-Daniels-Midland in September 1996.  As a result of this association, we received U.S.$258.0 million in cash, 80% partnership interest in Azteca Milling, our combined U.S. corn flour operations and 60% of the capital stock of Molinera de México, Archer-Daniels-Midland’s wholly-owned Mexican wheat milling operations.  We also gained exclusivity rights from Archer-Daniels-Midland in specified corn flour and wheat flour markets.  In return, Archer-Daniels-Midland received 74,696,314 of our newly issued shares, which represented approximately 22% of our total outstanding shares, and 20% partnership interest in Azteca Milling, and retained 40% of the capital stock of Molinera de México.  Archer-Daniels-Midland also obtained the right to designate two of our 15 directors and their corresponding alternates.  Archer-Daniels-Midland has designated Allen Andreas, its Chairman and Chief Executive Officer, and Paul Mulhollem, its President and Chief Operating Officer, as members of our board of directors.  Archer-Daniels-Midland has elected David J. Smith, its Senior Vice President, Secretary and General Counsel, and Douglas J. Schmalz, its Senior Vice President and Chief Financial Officer, to serve as alternates for Mr. Andreas and Mr. Mulhollem, respectively.

During 2002, 2003 and 2004, we purchased U.S.$84 million, U.S.$111 million and U.S.$103 million, respectively, of inventory from Archer-Daniels-Midland Corporation, a shareholder, at market rates and terms.

Other Transactions

We had loans outstanding to the controlling shareholder and related parties which, at their peak on December 31, 2002, aggregated Ps.176.8 million.  These loans were made for personal purposes.  All of these loans bore interest at market rates.  These loans have been repaid in full.

We hold approximately 10.9% of the capital stock of GFNorte, a Mexican financial institution.  In the normal course of business, we may obtain financing from GFNorte’s subsidiaries at market rates and terms.  For the past three and a half years, the highest outstanding loan amount has been Ps.162 million  (in nominal terms) with an average interest rate of 8.9%.  As of June 15, 2005, we did not owe any amounts to GFNorte or its subsidiaries.

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

Antitrust Lawsuits

Eighteen manufacturers of tortillas and other processed food products brought three related antitrust lawsuits against Gruma Corporation and Azteca Milling in the United States District Court for the Southern District of Texas, Galveston Division.  The three suits were:  (1) El Aguila Food Products, Inc., et al. v.  Gruma Corporation, et al.; No. G-01-434, in the United States District Court for the Southern District of Texas, Galveston Division; (2) Gilbert Moreno Enterprises, Inc., et al. v. Gruma Corporation, et al.; C.A. No. G-01-546, in the United States District Court for the Southern District of Texas, Galveston Division; and (3) Capistran, Inc., et al. v. Gruma Corporation, et al.; No. G-02-100, in the United States District Court for the Southern District of Texas, Galveston Division.  These three lawsuits were consolidated into El Aguila Food Products, Inc., et al. v.  Gruma Corporation, et al. which, on January 10, 2003, was transferred to the United States District Court for the Southern District of Texas, Houston Division.  The plaintiffs alleged that the defendants, including Gruma Corporation and Azteca Milling, conspired with retailers to restrain trade in the retail sale of tortillas in Texas, California, Arizona and Michigan, used market power to exclude plaintiffs from the retail tortilla market, and otherwise competed unfairly.

The plaintiffs sought damages, including treble damages, “greatly in excess of U.S.$1 million per Plaintiff,” as well as injunctive relief.  In December 2003, the trial court, after four weeks of trial, dismissed the suit as being without merit.  Plaintiffs filed an appeal.  On May 17, 2005, the United States Court of Appeals handed down a decision affirming the trial court’s dismissal.  It is unknown whether the plaintiffs will pursue any further appeal.

On May 26, 2004, an individual filed an antitrust lawsuit against Gruma Corporation and five named retailers, asking that a consumer, indirect-purchaser class action be certified and alleging that Gruma and the retailers have violated the California antitrust and unfair competition statutes by entering into contracts and conspiracies restraining competition in the sale of tortillas in Southern California.  The plaintiff sought equitable relief and an unspecified amount of total damages.  The suit, Diaz v. Gruma Corporation et al., case no. BC 316086, was filed in California Superior Court in the County of Los Angeles.  The trial court dismissed this suit on April 1, 2005 at the request of the plaintiff, who received no settlement moneys or other consideration from us or the other defendants.

Distributor Arbitration

On or about November 29, 2001, one of Gruma Corporation’s distributors filed a putative class action lawsuit against Gruma Corporation.  The case was removed from California state court to federal court.  Prior to April 2005, we did not consider this claim to be material because we were successful on two court orders, which held that the claim must be arbitrated and that the arbitration would be for the individual plaintiff’s claims only and because the total exposure on the individual claim was for a small amount.  No other similar claims have been filed against us.  On or about April 25, 2005, the United States District Court, based upon a recent U.S. Supreme Court decision, ordered that the original claims should be referred to arbitration and that the arbitrator could decide whether the matter should proceed as a class action.   No decision has yet been made as to whether the claims should proceed as a class action.  Accordingly, it is now possible that the claim could proceed in arbitration on a classwide basis.  The claims, as recently amended, allege that Gruma Corporation’s distributors are actually employees or franchisees, that Gruma Corporation has failed to make wage and other payments required for employees, that Gruma Corporation has violated the California antitrust laws and unfair competition statutes, that Gruma Corporation has breached certain contracts with the distributors and that Gruma Corporation has otherwise committed fraud and negligent misrepresentations.  The claims are being asserted by two named plaintiffs and five unnamed plaintiffs.  The plaintiffs seek damages and equitable relief but have not yet specified the total amount of damages sought.  We may not learn the amount of damages until the class is certified.  We intend to vigorously defend against this action.

Water Discharge Assessments

Certain subsidiaries of GIMSA have been notified by the National Water Commission of fee assessments due from different years amounting to Ps.24.9 million plus related penalties and surcharges.  These fees arise from our alleged discharge of sewage water on public property through the sprinkler systems located on the grounds of some of our subsidiaries.  The current status of these fee assessments is as follows:  (a) we have obtained final favorable court decisions to annul fee assessments for Ps.6.9 million; (b) we have obtained favorable court decisions to annul fee assessments for Ps.14.2 million and such decisions were appealed by the CNA (the resolutions of such appeals are currently pending); and (c) we have obtained favorable court decisions to annul fee assessments for Ps.3.8 million.  However, such decisions may still be appealed by the CNA.  According to our legal counsel, we have a reasonable basis to believe that we have been and are in compliance with the applicable regulations because we believe the discharged water is neither sewage water nor to have been discharged on public grounds.  Accordingly, we believe all matters will be resolved in our favor.  We will continue to vigorously defend against these fee assessments.

Mexican Tax Claim

The Mexican tax authorities have made certain observations to asset tax declarations for the years 1997, 1998 and 2000, which amounted to Ps.108.5 million including the related surcharges and penalties.  The resolution of these matters is not expected to have a material adverse effect on the Company’s consolidated financial position or results of operations.  We have brought a proceeding for annulment of such disallowance notice and are vigorously defending the claim.

Venezuelan Tax Claim

The Venezuelan tax authorities have made certain assessments to Molinos Nacionales, C.A., one of our Venezuelan subsidiaries related to income tax returns for 1998 and 1999 which amounted to Ps.76.7 million plus tax credits presumable omitted for Ps.0.4 million.  The resolution of these claims will be assumed by the previous shareholder from whom we brought this subsidiary pursuant to the terms of the purchase agreement.

ITEM 9.                                           The Offer And Listing.

TRADING HISTORY

Our Series B Shares have been traded on the Bolsa Mexicana de Valores, S.A. de C.V., or Mexican Stock Exchange, since 1994.  The ADSs, each representing four Series B Shares, commenced trading on the New York Stock Exchange in November 1998.  On December 31, 2004, 452,049,643 Series B Shares were outstanding (of which 77,235,272 Series B Shares were represented by 19,308,818 ADSs held by 7 record holders in the United States).

PRICE HISTORY

The following table sets forth, for the periods indicated, the annual high and low closing sale prices for the Series B Shares and the ADSs as reported by the Mexican Stock Exchange and the New York Stock Exchange, respectively.

	Mexican Stock Exchange		NYSE
	Common Stock		ADS(2)
	High	Low	High	Low
	(Ps. per share(1))		(U.S.$ per ADS)
Annual Price History
2000	14.20	6.80	6.25	2.88
2001	8.50	6.00	3.60	2.60
2002	13.00	8.00	5.70	3.50
2003	15.30	9.20	5.62	3.20
2004	26.48	15.7	9.50	5.40
Quarterly Price History
2003
1st Quarter	10.10	9.20	3.82	3.20
2nd Quarter	10.80	9.38	4.11	3.45
3rd Quarter	15.05	11.00	5.62	4.09
4th Quarter	15.30	14.20	5.59	4.80
2004
1st Quarter	18.90	15.70	7.00	5.40
2nd Quarter	19.70	18.90	6.95	6.60
3rd Quarter	22.85	19.00	7.95	6.64
4th Quarter	26.48	22.50	9.50	7.82
2005
1st Quarter	28.3	24.73	10.31	8.75
2nd Quarter(3)	25.4	20.64	9.49	7.63
Monthly Price History
December 2004	26.48	23.80	9.50	8.45
January 2005	27.15	26.00	9.75	9.22
February 2005	27.10	26.15	9.82	9.41
March 2005	28.30	24.73	10.31	8.75
April 2005	24.70	22.30	9.00	8.05
May 2005	23.15	20.64	8.59	7.63
June 2005(3)	25.40	23.60	9.49	8.84

(1)                                  Pesos per share reflect nominal price at trade date.
(2)                                  Price per ADS in U.S.$; one ADS represents four Series B Shares.
(3)                                  Through June 15, 2005.

On June 15, 2005, the reported last sale price of the B Shares on the Mexican Stock Exchange was Ps.25.00 per B Share and the reported last sale price of the ADSs on the New York Stock Exchange was U.S.$9.30 per ADS.

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

As of June 1, 2001, the Mexican Securities Law requires issuers to increase the protections offered to minority shareholders and to impose corporate governance controls on Mexican listed companies in line with international standards.  The Mexican Securities Law expressly permits Mexican listed companies, with prior authorization from the CNBV, to include in their bylaws antitakeover defenses such as shareholder rights plans, or poison pills.  Our bylaws include certain of these protections.  See “Additional Information—Bylaws—Antitakeover Protections.”

ITEM 10.                                    Additional Information.

BYLAWS

Set forth below is a brief summary of certain significant provisions of (1) our bylaws, as amended by our Extraordinary Shareholders’ Meeting held on December 4, 2003 to comply with recent changes to Mexican Securities regulations, and (2) Mexican law.  This description does not purport to be complete and is qualified by reference to our bylaws, which are incorporated by reference as an exhibit to this Annual Report.

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

Directors

Our bylaws provide that our management shall be vested in the board of directors.  Each director is elected by a simple majority of the shares and there are no provisions for cumulative voting.  Under Mexican law and our bylaws, any holder or group of holders owning 10% or more of our capital stock may elect one director and its corresponding alternate.  The board of directors shall be comprised of a minimum of five and a maximum of twenty directors, as determined by the shareholders at the annual ordinary general shareholders’ meeting.  Under Mexican law, at least 25% of the members of the board of directors must be independent.  Currently, our board of directors consists of 15 members.

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

Under Mexican law, shareholders can initiate actions for civil liabilities against directors through resolutions passed by a majority of the shareholders at a general ordinary shareholders’ meeting.  In the event the majority of the shareholders decide to bring such action, the director against whom such action is brought will immediately cease to be a member of the board of directors.  Additionally, shareholders representing not less than 15% of our outstanding shares may directly bring such action against directors.  Any recovery of damages with respect to such action will be for our benefit and not for the benefit of the shareholders bringing the action.

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

Notice of shareholders’ meetings must be published in the Official Gazette of the State of Nuevo Léon or in a newspaper of general circulation in Monterrey, Nuevo Léon at least 15 days prior to the meeting.  Shareholders’ meetings may be held without such publication provided that 100% of the outstanding shares are represented.  Shareholders’ meetings must be held in Monterrey, Nuevo Léon.

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

In addition, under the U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the Exchange Act, including the proxy solicitation rules, the rules requiring disclosure of share ownership by directors, officers and certain shareholders.  We are also exempt from certain of the corporate governance requirements of the New York Stock Exchange, including certain requirements concerning audit committees and independent directors.  A summary of significant ways in which our corporate governance standards differ from those followed by U.S. domestic companies under NYSE listing standards is available on our website at www.gruma.com.

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

As a result of this association, we received U.S.$258.0 million in cash, 80% partnership interest in Azteca Milling, our combined U.S. corn flour operations and 60% of the capital stock of Molinera de México, Archer-Daniels-Midland’s wholly-ownedMexican wheat milling operations.  We also gained exclusivity rights from Archer-Daniels-Midland in specified corn flour and wheat flour markets.  In return, Archer-Daniels-Midland received 74,696,314 of our newly issued shares, which represented approximately 22% of our total outstanding shares, and 20% partnership interest in Azteca Milling and retained 40% of the capital stock of Molinera de México.  Archer-Daniels-Midland also obtained the right to designate two of the 15 members of our board of directors and their corresponding alternates.

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

Bank of America, N.A.

On December 18, 2002, we obtained a U.S.$300,000,000 syndicated loan from a group of 15 local and foreign banks, led by Bank of America, N.A.  The three-year loan allowed us to pay our outstanding syndicated loan.  The loan paid a spread ranging from 87.5 to 162.5 percentage points over LIBOR.  No single bank in the syndicate financed more than 9.8% of the total loan.  We repaid the outstanding US$230,000,000 principal amount of this loan on October 5, 2004.  The U.S.$300,000,000 Loan Agreement among us, the lenders, Bank of America, N.A., as Administrative Agent, and Banc of America Securities, LLC, as Lead Arranger and Sole Book Manager, dated December 18, 2002, details the terms of this loan.  See “Item 19.  Exhibits.”

Barclays Capital

On October 4, 2004, we obtained a US$250 million, five-year syndicated senior credit facility, which we refer to as the 2004 Facility, from a group of local and foreign banks, led by Barclays Capital, which consists of a US$150 million senior term loan facility and a US$100 million senior revolving credit facility, both with a five-year tenor.  Funds from the 2004 Facility were used to refinance an outstanding balance of US$230 million under our now-terminated US$300 million loan facility.  As of June 15, 2005, there was US$150 million outstanding under the 2004 Facility with US$100 million of revolving credit available.  The interest rate for the facility is LIBOR plus 55 basis points for the first three years and LIBOR plus 65 basis points for the fourth and fifth years.  The Loan Agreement with respect to the 2004 Facility among us, the lenders, Barclays Capital, the Investment Banking Division of Barclays Bank PLC, as Administrative Agent and Joint Bookrunner, and Coöperatieve Centrale Raiffeisen-Boerenleebank B.A., as Joint Bookrunner, dated September 30, 2004, details the terms of this loan.  See “Item 19. Exhibits.”

Perpetual Bond

We issued U.S.$300.0 million 7.75% perpetual bonds under an indenture dated as of December 3, 2004, among Gruma, S.A. de C.V., and JP Morgan Chase Bank, N.A. as trustee.  Pursuant to the indenture, the bonds have no stated maturity and will bear interest at a fixed rate of 7.75% per annum from the date of issuance.   Interest on the bonds will be paid quarterly in arrears on March 3, June 3, September 3 and December 3 of each year, commencing on March 3, 2005, to the person in whose name such bond (or any predecessor bond) is registered at the close of business on the preceding February 15, May 15, August 15 or November 15, as the case may be.  Interest on the Bonds will be computed on the basis of a 360-day year of twelve 30-day months.  The Bonds will constitute direct senior unsecured obligations of Gruma S.A. de C.V. and will rank at least pari passu in priority of payment with all other present and future unsecured and unsubordinated indebtedness of Gruma S.A. de C.V.

The indenture describes covenants with which we must comply, including:

•                  limitations on liens;

•                  limitations with respect to consolidations, mergers or transfer of property; and

•                  limitations on certain sale and lease-back transactions.

These covenants are subject to a number of important qualifications and exceptions as described in the indenture.

The indenture contains certain events of default, consisting of, among others, the following:

•                  failure to pay interest and other amounts within 30 calendar days of the due date; and

•                  breach by us of any covenant or agreement in the indenture or any of the other relevant transaction documents.

Supplemental Indenture

In connection with Gruma S.A. de C.V.’s offer to purchase its outstanding $250,000,000 aggregate principal amount of 7.625% Notes Due 2007 and the related solicitation of consents, Gruma S.A. de C.V. executed and delivered a supplemental indenture setting forth amendments to the original indenture governing the $250,000,000 7.625% Notes Due 2007.  The supplemental indenture amends certain terms and covenants in the original indenture.

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

Our ability to repatriate dividends from Gruma Venezuela may be adversely affected by exchange controls and other recent events.  See “Item 3.  Risk Factors—Risks Related to Venezuela—Venezuela Presents Significant Economic Uncertainty and Political Risk.”

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

If we pay a dividend in 2005 in an amount greater than our CUFIN balance (which may occur in a year when net profits exceed the balance in such accounts), then we are required to pay a 30% for 2005, 29% for 2006, and 28% for 2007 and thereafter income tax on an amount equal to the product of the portion of the grossed-up amount which exceeds such balance multiplied by 1.4286 for 2005, 1,4085 for 2006 and 1,3889 for 2007 and thereafter.

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

Under the Mexican Income Tax Law, gains realized by a nonresident holder of shares on the sale or disposition of shares not conducted through a recognized stock exchange generally are subject to a Mexican tax at a rate of 20% of the gross sale price.  However, if the holder is a resident of a country which is not considered to be a low tax rate country (by reference to a list of low rate countries published by the Mexican Ministry of Finance and Public Credit), the holder may elect to designate a resident of Mexico as its representative, in which case taxes would be payable at a 30% rate on the gain on such disposition of shares in 2005 (29% in 2006, 28% in 2007 and thereafter).

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

Dividends paid on shares or ADSs generally will be treated for U.S. foreign tax credit purposes as foreign source passive category income.  In the event Mexican withholding taxes are imposed on such dividends, any such withheld taxes would be treated as part of the gross amount of the dividend includible in income of a U.S. holder for U.S. federal income tax purposes (to the extent of current or accumulated earnings and profits), and such taxes may be treated as a foreign income tax eligible, subject to generally applicable limitations and conditions under U.S. federal income tax law, for credit against a U.S. holder’s U.S. federal income tax liability or, at the U.S. holder’s election, for deduction from gross income in computing the U.S. holder’s taxable income.  The calculation and availability of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a U.S. holder’s particular circumstances.  In the event Mexican withholding taxes are imposed, U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits.

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

Notwithstanding the previous rule, dividends received from a foreign corporation that is a passive foreign investment company (as defined in section 1297 of the Code) will not constitute qualified dividend income.  In addition, the term “qualified dividend income” will not include, among other dividends, any (i) dividends on any share of stock or ADS which is held by a taxpayer for 60 days or less during the 120-day period beginning on the date which is 60 days before the date on which such share or the shares backing the ADS become ex-dividend with respect to such dividends (as measured under section 246(c) of the Code) or (ii) dividends to the extent that the taxpayer is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respects to positions in substantially similar or related property.  Moreover, special rules apply in determining a taxpayer’s foreign tax credit limitation under section 904 of the Code in the case of qualified dividend income.

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

The availability of U.S. foreign tax credits or any deduction from gross income for any Mexican taxes imposed on the sale, redemption or other disposition is subject to certain limitations and involves the application of rules that depend on a U.S. holder’s particular circumstances.  U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, B Shares or ADSs.

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

ITEM 11.                                    Quantitative And Qualitative Disclosures About Market Risk.

The following information includes “forward-looking statements” that involve risk and uncertainties.  Actual results could differ from those presented.  All information below is presented on a Mexican GAAP basis in pesos of constant purchasing power as of December 31, 2004.

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

INTEREST RATE RISKS

We depend upon debt financing transactions, including debt securities, bank and vendor credit facilities and leases, to finance our operations.  These transactions expose us to interest rate risk, with the primary interest-rate risk exposure resulting from changes in the relevant base rates (mostly LIBOR and to a lesser extent, Prime, TIIE and Tasa Promedio Poderada in Venezuela) which are used to determine the interest rates that are applicable to borrowings under our credit facilities.  We are also exposed to interest rate risk in connection with refinancing of maturing debt.  We had approximately U.S.$528.7 million (Ps.5,895 million) of fixed rate debt and approximately U.S.$57.6 million (Ps.642.3 million) in floating rate debt at December 31, 2004.

We enter into interest rate swaps with the intention of hedging our exposure to increases in interest rates. However, from an accounting perspective some of these contracts might not eligible to be treated as hedging transactions as described in Note 21-J to our financial statements. In April 2001, we entered into an interest rate swap converting the interest payments on our U.S.$250,000,000 7.625% Notes Due 2007 from a fixed rate (7.625%) to a variable rate (LIBOR plus 2.035%).  We immediately entered into a further swap agreement with respect to the interest payments on the same U.S.$250,000,000 debt whereby we receive a fixed interest rate of 5.485% and will pay a LIBOR rate.  These swaps agreements remain in place with respect to interest payments on the U.S.$250,000,000 principal amount.  These swap agreements offset each other effectively leaving us with the original fixed interest rate payment of 7.625% on the approximately U.S.$50,000,000 in aggregate principal amount which remains outstanding after the tender offer.

On November 2, 2004, we entered into an interest rate swap transaction with five banks with an aggregate notional amount of U.S.$150 million maturing on April 5, 2008, whereby we fixed the 6-month LIBOR rate associated with the term portion of the 2004 Facility at an average rate of 3.2725%.  The swap transaction provides that the counterparty pay us unless 6-month LIBOR reaches 6%, in which case the parties have no obligation to pay any amount for the applicable period.  For a description of our debt, see Note 10 to our financial statements.

The following table sets forth, as of December 31, 2004, the interest rate and maturity profile of our debt portfolio.

	Maturity Dates
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
	(in millions of pesos of constant purchasing power as of December 31, 2004, except percentages)
Liabilities
Debt
Fixed Rate (Ps.)	15	16	592	19	236	3,345	4,222	4,605
Average Rate	7.91%	7.91%	7.67%	7.91%	4.59%	7.625%
Floating Rate (Ps.)	506	30	86	339	1,353		2,315	2,315
Average Rate	10.17%	7.08%	5.50%	1.00%	3.40%	0.0%

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

FOREIGN EXCHANGE RATE RISKS

Our net sales are denominated in U.S. dollars, Mexican pesos and other currencies.  During 2004, 48% of our revenues were generated in U.S. dollars, and 3% in Euros.  In addition, as of December 31, 2004, 52% of our total assets were denominated in currencies other than Mexican pesos, particularly U.S. dollars.  A significant portion of our operations is financed through U.S. dollar-denominated debt.

We believe that we have natural foreign exchange hedges incorporated in our balance sheet, in significant part because we have subsidiaries outside Mexico, and the peso-denominated value of our equity in these subsidiaries is also exposed to fluctuations in exchange rates.  Changes in the peso value of equity in our subsidiaries caused by movements in foreign exchange rate are recognized as a component of equity.  See Note 13 to our financial statements.

Fluctuations in exchange rates relative to the Mexican peso expose us to foreign-currency exchange rate risk.  In the near term, the foreign-currency exchange rate exposure associated with our debt repayment obligations is primarily limited to our short-term debt.

As of June 15, 2005 we had exchange rate forward contracts for the interest payments due in 2005, 2006 and 2007 on our US$300 million 7.75% perpetual bond, for an aggregate notional amount of U.S.$27.7 million at an average exchange rate of Ps.11.5797 per U.S. dollar.

Our primary foreign exchange rate risk relates to our substantial U.S. dollar-denominated debt for our non-U.S. subsidiaries.  As of December 31, 2004, 93% of our debt obligations was denominated in U.S. dollars.  The following table sets forth information concerning our U.S. dollar-denominated debt as of December 31, 2004.  The table does not reflect our U.S. dollar sales or our U.S. dollar-denominated assets.

	Expected Maturity or Transaction Date
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
	(in millions of pesos of constant purchasing power as of December 31, 2004)
U.S. dollar-denominated debt
7.75% Perpetual bond						3,345	3,345	3,691
Syndicated loan				335	1,338		1,673	1,673
7.625% notes due 2007			563				563	599
7.96% senior notes	14	16	18	19	119		186	186
Other*	506	30	97	4	133		770	770
	521	46	678	358	1,590	3,345	6,537	6,919

* Includes debt in Euros, Mexican Pesos and Bolívares

COMMODITY PRICE RISKS

The availability and price of corn and other agricultural commodities are subject to wide fluctuations due to factors outside our control, such as weather, plantings, government (domestic and foreign) farm programs and policies, changes in global demand created by population growth and global production of similar and competitive crops.  We hedge a portion of our production requirements through commodity futures and options contracts in order to reduce the risk created by price fluctuations and supply of corn, wheat, natural gas and soy oils which exist as part of ongoing business operations.  The open positions for hedges of purchases do not exceed the maximum production requirements for a one-year period.

During 2004, we entered into short-term hedge transactions through commodity futures and options for a portion of our requirements.  The gain or loss on these futures contracts (mark to market value) is recognized in income when settled.  As of December 31, 2004, the nominal value of our outstanding swap contracts for natural gas was U.S.$9,492,300 and their mark to market value as of that date was U.S.$(37,890).  As of December 31, 2004 the mark to market value of corn futures and options was U.S.$(560,838).  As of May 31, 2005, the nominal value of our outstanding swap contracts for natural gas was U.S.$9,939,600 and the mark to market value as of that date was U.S.$140,400; the mark-to-market value of corn futures and options was U.S.$315,700; and the mark-to-market value of our Kansas wheat futures and options was U.S.$103,100.

EQUITY PRICE RISKS

We classify our equity investments, consisting primarily of shares of Grupo Financiero Banorte, S.A. de C.V., a Mexican financial services holding company, as long-term assets.  Since these investments are accounted for using the equity method, we do not believe our exposure to a hypothetical 10% decrease in the value of these equity investments would have a material effect on our results.  For additional information concerning our investment in Grupo Financiero Banorte, see “Item 4.  Information on the Company—Description of Business—Miscellaneous—Banorte Investment.”

As disclosed in Note 13 to the consolidated financial statements, over the past years, we have entered into various equity swap agreements indexed to the Company’s own stock.  Under Mexican GAAP, these agreements are recognized at their fair value on the balance sheet, with the difference between the initial and the year-end fair value as a component of equity.  Under U.S. GAAP, the fair value of such contracts has been recognized in income due to the nature of the contractual settlement provisions.  Details of the arrangements are as follows:

•                  During 2004, we entered into six equity swap agreements with several international financial institutions with respect to 60,105,000 of our own shares for a total amount of U.S.$95.0 million.  At each maturity we are required to pay a financing cost at the LIBOR rate plus a spread from 1.10% to 2.20% on the contractual amount.  The agreements mature in January, February, May, September, October, and December of 2004.  A gain of U.S.$14.3 million was recognized in income in 2004 within “Interest Income.”  As of December 31, 2004, we did not have any outstanding equity swap agreements.

•                  As disclosed in Note 13 to the consolidated financial statements, we have entered into call option agreements indexed to the Company’s own stock.  Under Mexican GAAP, we have accounted for these instruments as equity and consequently, these instruments are not reflected as liabilities or assets on our balance sheet.  Under U.S. GAAP, the fair value of such contracts has been recognized in income due to nature of the contractual settlement provisions.  Details of the arrangements are as follows:  during 2004, we entered into two call option agreements with a European international financial institution with respect to 6,405,000 of our own shares for a total amount of U.S.$5.9 million, maturing in February and May of 2004, with a zero strike price.  These agreements were closed with an average gain of U.S.$0.3783 per share, resulting in a total gain of U.S.$2.4 million.

COUNTERPARTY RISKS

We maintain centralized treasury operations in Mexico for our Mexican operations and in the United States for our U.S. operations.  Liquid assets are invested primarily in government bonds and short-term debt instruments with a minimum “A1/P1” rating for our U.S. operations and “A” for our Mexican operations.  We face credit risk from the potential non-performance by the counterparties in respect of the financial instruments that we utilize.  Substantially all of these financial instruments are unsecured.  We do not anticipate non-performance by the counterparties, which are principally licensed commercial banks and investment banks with long-term credit ratings.  For our Central American operations and Gruma Venezuela, we only invest cash reserves with well-known local banks and local branches of international banks.

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

ITEM 14.                      Material Modifications To The Rights Of Security Holders And Use Of Proceeds.

None.

ITEM 15.                      Controls and Procedures.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The conclusions of our Chief Executive Officer and Chief Corporate Officer about the effectiveness of our disclosure controls and procedures, based on their evaluation of these controls and procedures as of December 31, 2004, are as follows:

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

CHANGES IN INTERNAL CONTROLS

There has been no change in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.                           Financial Expert

At our annual ordinary shareholders’ meeting in April 2005, our shareholders elected the following three members of the Audit Committee:  Eduardo Livas Cantú, Javier Vélez Bautista and Juan Diez-Canedo Ruiz, and designated Javier Vélez Bautista as an “audit committee financial expert” within the meaning of this Item 16A.  Although under Mexican law the determination of the shareholders is binding on our company, our board of directors will confirm this designation at its next board meeting.

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

ITEM 16C.                           Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by PricewaterhouseCoopers, during the fiscal years ended December 31, 2003 and 2004:

	Year ended December 31,
	2004		2003
	(thousands of Mexican pesos)
Audit fees	Ps.	24,804	Ps.	20,724
Audit-related fees	—		—
Tax fees	2,647		5,612
Other fees	595		608
Total fees	Ps.	28,046	Ps.	26,944

Audit fees.  Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers, in connection with the audit of our annual financial statements and statutory and regulatory audits.

Audit-related Fees.  Audit-related fees in the above table are the aggregate fees billed by PricewaterhouseCoopers, for financial accounting and reporting consultations.

Tax Fees.  Tax fees in the above table are fees billed by PricewaterhouseCoopers for services such as tax filings, value-added tax return, transfer pricing and requests for technical advice from taxing authorities.

Other Fees.  Other fees in the above table are fees billed by PricewaterhouseCoopers, for non-audit services.  As a percentage of total fees billed to GRUMA, other fees represent 2% and 2% for 2004 and 2003, respectively.

Audit Committee Pre-Approval Policies and Procedures

We have adopted pre-approval policies and procedures under which all audit and non-audit services provided by our external auditors must be pre-approved by the audit committee.  Any service proposals submitted by external auditors need to be discussed and approved by the audit committee during its meetings, which take place at least four times a year.  Once the proposed service is approved, we or our subsidiaries formalize the engagement of services.  The approval of any audit and non-audit services to be provided by our external auditors is specified in the minutes of our audit committee.  In addition, the members of our board of directors are briefed on matters discussed in the meetings of the audit committee.

ITEM 16D.                           Not Applicable

ITEM 16E.                             Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets out certain information concerning purchases of our shares by us and our affiliates during 2004.

Issuer Purchases of Equity Securities
(for the fiscal year ended December 31, 2004

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)		Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet be Purchased Under Plans or Programs
January	—	—
February	4,595,700	Ps.	18.43
March	700	Ps.	17.70
April	—	—
May	2,714,000	Ps.	19.28
June	71,500	Ps.	18.88
July	—	—
August	—	—
September	106,300	Ps.	19.97
October	2,708,400	Ps.	23.89
November	644,200	Ps.	22.63
December	801,700	Ps.	24.97

PART III

ITEM 17.                                    Financial Statements.

Not applicable.

ITEM 18.                                    Financial Statements.

See pages F-1 through F-189, incorporated herein by reference.

ITEM 19.                                    Exhibits.

Exhibit No.

1	Our bylaws (estatutos sociales) as amended through December 4, 2003, together with an English translation.*

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

2(b)(2)

Supplemental Indenture, dated as of November 30, 2004, between us and JPMorgan Chase Bank, N.A., a national banking association (as successor to JPMorgan Chase Bank), as Indenture Trustee under the Indenture referred to above.

2(b)(3)	Registration Rights Agreement by and among us, Lehman Brothers Inc., Bear Stearns International Limited, and AFIN Securities International Ltd., dated October 9, 1997.***

2(b)(4)	Indenture, dated as of December 3, 2004, between us and JPMorgan Chase Bank, N.A., as Indenture Trustee representing up to U.S.$300,000,000 of our 7.75% Perpetual Bonds.

2(b)(5)

U.S.$300 million Loan Agreement among us, the Lenders party thereto, Bank of America, N.A., as Administrative Agent, and Banc of America Securities, LLC, as Lead Arranger and Sole Book Manager, dated as of December 18, 2002.****

2(b)(6)

U.S.$250 million Loan Agreement among us, the Lenders party thereto, Barclays Capital, the Investment Banking Division of Barclays Bank PLC, as Administrative Agent and Joint Bookrunner, and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A, as Joint Bookrunner, dated as of September 30, 2004.

4(a)(1)	Shareholders Agreement by and among us, Roberto González Barrera, Archer Daniels-Midland Company and ADM Bioproducts, S.A. de C.V., dated August 21, 1996. ***

4(a)(2)	Amendment No. 1 to Shareholders Agreement by and among us, Roberto González Barrera, Archer Daniels-Midland Company and ADM Bioproducts, S.A. de C.V., dated September 13, 1996.*****

Exhibit No.

4(a)(3)	Amendment No. 2 to Shareholders Agreement by and among us, Roberto González Barrera, Archer Daniels-Midland Company and ADM Bioproducts, S.A. de C.V., dated August 18, 1999.*****

4(a)(4)	Asset Contribution Agreement among Gruma Corporation, Gruma Holding, Inc., ADM Milling Co., Valley Holding, Inc., GRUMA-ADM, and Azteca Milling, L.P., dated as of August 21, 1996.***

4(a)(5)	Investment Agreement by and between us and Archer-Daniels-Midland Company, dated as of August 21, 1996. ***

7	Statement of Computation of Ratio of Earnings to Fixed Charges (Mexican GAAP and U.S. GAAP).

8	List of Principal Subsidiaries.

12(a)(1)	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2005.

12(a)(2)	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2005.

13	Officer Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2005.

*	Previously filed in Annual Report on Form 20-F (File No. 1-14852), originally filed with the SEC on June 30, 2004. Incorporated herein by reference.
**	Previously filed in Registration Statement on Form F-6 (File No. 333-9282), originally filed with the SEC on August 13, 1998. Incorporated herein by reference.
***	Previously filed in Registration Statement on Form F-4 (File No. 333-8266), originally filed with the SEC on January 28, 1998. Incorporated herein by reference.
****	Previously filed in Annual Report on Form 20-F (File No. 1-14852), originally filed with the SEC on June 30, 2003. Incorporated herein by reference.
*****	Previously filed in Annual Report on Form 20-F (File No. 1-14852), originally filed with the SEC on July 1, 2002. Incorporated herein by reference.

SIGNATURE

The registrant, Gruma, S.A. de C.V., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUMA, S.A. de C.V.

/s/ Juan Antonio Quiroga García
Name:	Juan Antonio Quiroga García
Title:	Chief Corporate Officer

Dated: June 30, 2005

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

GRUPO FINANCIERO BANORTE, S.A. DE C.V. (1)

(1)   The accompanying consolidated balance sheets of Grupo Financiero Banorte, S. A. de C.V. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, of changes in stockholders’ equity, of changes in financial position and of cash flows for the years ended December 31, 2004, 2003 and 2002 are presented herein as required by Rule 3-09 of Regulation S-X.

Report of Independent Registered Public Accounting Firm

To the Stockholders of Gruma, S.A. de C.V.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income,  changes in stockholders’ equity and changes in financial position present fairly, in all material respects, the financial position of Gruma, S.A. de C.V. and subsidiaries at December 31, 2003 and 2004, and the results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Mexico. These consolidated financial statements are the responsibility of management of Gruma, S.A. de C.V.; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and generally accepted auditing standards in Mexico, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America.  The application of accounting principles generally accepted in the United States of America would have affected the determination of the consolidated net income and comprehensive income, expressed in Mexican pesos, for each of the three years in the period ended December 31, 2004, and the determination of the total consolidated stockholders’ equity, also expressed in Mexican pesos, as of December 31, 2003 and 2004. Information related to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.

PricewaterhouseCoopers, S.C.

February 21, 2005

Monterrey, N.L., Mexico

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND 2004

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2004)
(Notes 1 and 3)

	2003		2004
ASSETS
Current:
Cash	Ps.	150,655	Ps.	186,550
Temporary investments	222,910		301,528
Restricted cash (Note 12-B)	1,137		490
Accounts receivable, net (Note 4)	2,765,718		3,213,265
Refundable taxes (Note 4)	298,077		431,049
Inventories (Note 5)	3,417,410		3,705,028
Prepaid expenses	229,872		259,592
Total current assets	7,085,779		8,097,502

Investment in common stock of associated companies (Note 6)	1,597,672		1,799,286
Property, plant and equipment, net (Note 7)	13,182,072		13,211,627
Intangible assets, net (Note 8)	821,694		1,083,055
Excess of cost over book value of subsidiaries acquired, net (Note 8)	900,454		954,883
Other assets (Note 9)	67,575		62,473
Total assets	Ps.	23,655,246	Ps.	25,208,826
LIABILITIES
Current:
Bank loans (Note 10)	Ps.	94,419	Ps.	428,652
Current portion of long-term debt (Note 10)	410,752		92,733
Trade accounts payable	979,169		1,450,805
Accrued liabilities and other accounts payable	1,811,984		1,663,413
Income taxes payable	5,151		10,522
Employees’ statutory profit sharing payable	14,432		15,049
Total current liabilities	3,315,907		3,661,174
Long-term debt (Note 10)	6,050,238		6,015,876
Deferred income taxes (Note 15)	1,050,039		1,494,875
Deferred employees’ statutory profit sharing (Note 15)	30,989		25,673
Other liabilities	132,043		250,307
Total long-term liabilities	7,263,309		7,786,731
Total liabilities	10,579,216		11,447,905
Contingencies and commitments (Note 12)

STOCKHOLDERS’ EQUITY
Majority interest (Note 13):
Common stock	4,401,973		4,563,775
Restatement of common stock	7,067,791		7,069,240
	11,469,764		11,633,015
Additional paid-in capital	3,386,304		3,548,704
	14,856,068		15,181,719
Deficit from restatement	(12,463,046)		(13,043,997)
Derivative financial instruments	—		19,601
Cumulative effect of a change in an accounting principle for deferred income taxes and employees’ statutory profit sharing	(202,858)		(202,858)
Retained earnings (Note 13-B):
Prior years	8,117,488		8,590,778
Net income for the year	498,741		923,180
Foreign currency translation adjustments (Note 13-E)	(626,177)		(623,979)
Total majority interest	10,180,216		10,844,444
Minority interest	2,895,814		2,916,477
Total stockholders’ equity	13,076,030		13,760,921
	Ps.	23,655,246	Ps.	25,208,826

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of Mexican pesos of constant purchasing power as of

December 31, 2004, except share and per share amounts)

(Notes 1 and 3)

	2002		2003		2004

Net sales	Ps.	20,932,695	Ps.	23,311,102	Ps.	24,992,482
Cost of sales	(13,091,674)		(14,843,230)		(16,034,806)
Gross profit	7,841,021		8,467,872		8,957,676

Selling, general and administrative expenses	(6,211,904)		(6,699,100)		(7,017,756)
Operating income	1,629,117		1,768,772		1,939,920

Comprehensive financing cost, net:
Interest expense	(618,612)		(538,077)		(486,716)
Interest income	62,966		65,437		228,396
Monetary position gain, net	175,692		190,274		242,820
Foreign exchange loss, net (Note 16-A)	(287,219)		(183,792)		(51,345)
	(667,173)		(466,158)		(66,845)
Other income (expense), net (Note 14)	131,571		(177,062)		(286,830)
Income before income taxes, employees’ statutory profit sharing, equity in earnings of associated companies and minority interest	1,093,515		1,125,552		1,586,245
Income taxes (Note 15):
Current	(314,769)		(315,826)		(405,092)
Deferred	(297,926)		(368,062)		(358,286)
	(612,695)		(683,888)		(763,378)
Employees’ statutory profit sharing (Note 15):
Current	(14,302)		(14,184)		(15,071)
Deferred	177		18,939		5,839
	(14,125)		4,755		(9,232)
Income before equity in earnings of associated companies and minority interest	466,695		446,419		813,635
Equity in earnings of associated companies	176,877		237,901		282,197
Income before minority interest	643,572		684,320		1,095,832
Minority interest	(214,324)		(185,579)		(172,652)
Majority net income for the year	Ps.	429,248	Ps.	498,741	Ps.	923,180
Earnings per share (pesos)	Ps.	0.96	Ps.	1.12	Ps.	2.05
Weighted average shares outstanding (thousands)	446,202		445,098		450,306

The accompanying notes are an integral part of these consolidated financial statements

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER´S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

 (Expressed in thousands of Mexican pesos of constant purchasing power as of

December 31, 2004, except share and per share amounts)

(Notes 1 and 3)

	Common stock (Note 13-A)			Additional				Derivative financial		Cumulative effect of deferred income taxes and employee’s		Retained earnings (Note 13-B)				Foreign currency translation		Total				Total
	Number of shares	Amount		paid-in capital		Deficit from restatement		instru- ments		statutory profit sharing		Prior years		Net income for the year		adjustments (Note 13-E)		majority interest		Minority interest		stockholder’s equity
	(thousands)
Balances at December 31, 2001	441,725	Ps.	11,291,932	Ps.	3,244,561	Ps.	(11,986,897)	Ps.	—	Ps.	(202,858)	Ps.	8,106,621	Ps.	362,387	Ps.	(401,783)	Ps.	10,413,963	Ps.	2,743,745	Ps.	13,157,708

Appropriation of prior year net income												362,387		(362,387)				—				—
Minority interest dividends																				(103,522)		(103,522)
Net purchases and sales of Company’s common stock	(323)	(17,329)		(6,928)								(59,043)						(83,300)				(83,300)
Executive stock purchase plan		(11,385)		(15,388)														(26,773)				(26,773)
Derivative financial operations in Company’s own stock				35,446								(20,840)						14,606				14,606
	(323)	(28,714)		13,130								282,504		(362,387)				(95,467)		(103,522)		(198,989)
Comprehensive income (loss):
Recognition of inflation effects for the year						(110,896)						(34,870)						(145,766)		(47,259)		(193,025)
Foreign currency translation adjustments																(287,110)		(287,110)		14,289		(272,821)
Net income for the year														429,248				429,248		214,331		643,579
Comprehensive income of the year						(110,896)						(34,870)		429,248		(287,110)		(3,628)		181,361		177,733

Balances at December 31, 2002	441,402	11,263,218		3,257,691		(12,097,793)		—		(202,858)		8,354,255		429,248		(688,893)		10,314,868		2,821,584		13,136,452

Appropriation of prior year net income												429,248		(429,248)				—				—
Contributions by minority interest																		—		141,861		141,861
Decrease of minority interest																		—		(7,927)		(7,927)
Dividends paid (Ps.0.69 per share)												(309,035)						(309,035)		(197,232)		(506,267)
Net purchases and sales of Company’s common stock	8,731	206,546		87,300								(172,998)						120,848				120,848
Derivative financial operations in Company’s own stock				41,313								122,560						163,873				163,873
	8,731	206,546		128,613								69,775		(429,248)				(24,314)		(63,298)		(87,612)
Comprehensive income (loss):
Recognition of inflation effects for the year						(365,253)						(306,542)						(671,795)		(80,672)		(752,467)
Foreign currency translation adjustments																62,716		62,716		32,621		95,337
Net income for the year														498,741				498,741		185,579		684,320
Comprehensive income of the year						(365,253)						(306,542)		498,741		62,716		(110,338)		137,528		27,190

Balances at December 31, 2003	450,133	11,469,764		3,386,304		(12,463,046)		—		(202,858)		8,117,488		498,741		(626,177)		10,180,216		2,895,814		13,076,030

	Common stock (Note 13-A)			Additional				Derivative financial		Cumulative effect of deferred income taxes and employee’s		Retained earnings (Note 13-B)				Foreign currency translation						Total
	Number of shares	Amount		paid-in capital		Deficit from restatement		instru- ments		statutory profit sharing		Prior years		Net income for the year		adjustments (Note 13-E)		Total majority interest		Minority interest		stockholder’s equity
	(thousands)
Appropriation of prior year net income												498,741		(498,741)				—				—
Contributions by minority interest																		—		94,128		94,128
Decrease of minority interest																		—		(29,577)		(29,577)
Dividends paid ($0.72 per share)												(326,082)						(326,082)		(226,127)		(552,209)
Net purchases and sales of Company’s common stock	1,916	163,251		162,400								(41,797)						283,854				283,854
	1,916	163,251		162,400								130,862		(498,741)				(42,228)		(161,576)		(203,804)
Comprehensive income (loss):
Recognition of inflation effects for the year						(580,951)						342,428						(238,523)		9,587		(228,936)
Foreign currency translation adjustments																2,198		2,198				2,198
Derivative financial instruments								19,601										19,601				19,601
Net income for the year														923,180				923,180		172,652		1,095,832
Comprehensive income for the year						(580,951)		19,601				342,428		923,180		2,198		706,456		182,239		888,695
Balances at December 31, 2004	452,049	Ps.	11,633,015	Ps.	3,548,704	Ps.	(13,043,997)	Ps.	19,601	Ps.	(202,858)	Ps.	8,590,778	Ps.	923,180	Ps.	(623,979)	Ps.	10,844,444	Ps.	2,916,477	Ps.	13,760,921

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of Mexican pesos of constant purchasing power as of
December 31, 2004)

(Notes 1 and 3)

	2002		2003		2004
Operating activities:
Majority net income for the year	Ps.	429,248	Ps.	498,741	Ps.	923,180
Minority interest	214,324		185,579		172,652
Consolidated net income	643,572		684,320		1,095,832

Adjustments to reconcile consolidated net income to net resources provided by operating activities:
Depreciation and amortization	1,009,219		1,139,031		1,055,442
Impairment of long-lived assets	68,130		17,287		240,696
Equity in earnings of associated companies, net of dividends received	(116,331)		(198,619)		(226,839)
Deferred income taxes and employees’ statutory profit sharing	297,749		349,124		352,447
Write-off of debt issuance costs due to early extinguishment of debt	—		—		23,790
Seniority premiums	9,769		8,044		8,802
	1,912,108		1,999,187		2,550,170
Changes in working capital:
Restricted cash	1,492		365		647
Accounts receivable, net	(425,532)		95,992		(520,085)
Inventories	(325,378)		(822,106)		(530,533)
Prepaid expenses	29,203		(109,485)		(30,499)
Trade accounts payable	375,703		(184,374)		528,749
Accrued liabilities and other accounts payables	40,993		368,485		(29,164)
Income taxes and employees’ statutory profit sharing payable	(30,536)		1,848		6,720
	(334,055)		(649,275)		(574,165)
Net resources provided by operating activities	1,578,053		1,349,912		1,976,005

Financing activities:
Proceeds from bank loans and long-term debt	1,701,987		1,819,795		4,292,396
Repayment of bank loans and long-term debt	(2,319,697)		(2,802,778)		(4,487,724)
Contributions by minority interest	—		141,861		94,128
Decrease of minority interest.	—		(7,927)		(29,577)
Net purchases and sales of Company’s common stock and derivative financial operations	(95,467)		284,721		283,854
Dividends paid	(103,522)		(506,267)		(552,209)
Other	(67,248)		3,525		(11,348)
Net resources used in financing activities	(883,947)		(1,067,070)		(410,480)

Investing activities:
Purchases of property, plant and equipment	(780,830)		(654,007)		(900,981)
Acquisition of subsidiaries, net of cash acquired	—		—		(384,218)
Sale of property, plant and equipment	173,319		35,959		189,904
Excess of book value over cost of subsidiaries acquired	(13,633)		—		—
Intangible assets	(53,025)		(15,392)		(367,622)
Trust funds for research and development of technology	8,434		216,214		—
Investment in common stock	(2,391)		—		—
Other	19,306		15,950		11,905
Net resources used in investing activities	(648,820)		(401,276)		(1,451,012)
Net increase (decrease) in cash and temporary investments	45,286		(118,434)		114,513
Cash and temporary investments at beginning of year	446,713		491,999		373,565
Cash and temporary investments at end of year	Ps.	491,999	Ps.	373,565	Ps.	488,078

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

 (Expressed in thousands of Mexican pesos of constant purchasing power of December 31, 2004, except where otherwise indicated)

1.                                      ENTITY AND NATURE OF BUSINESS

Gruma, S.A. de C.V., a Mexican corporation, is a holding company whose subsidiaries are located in Mexico, the United States of America, Central America, Venezuela and Europe. These subsidiaries are primarily engaged in manufacturing and distributing corn flour, tortillas, wheat flour and other related products. Gruma, S.A de C.V. and its subsidiaries are herein collectively referred to as “the Company”.

2.                                      NEW OPERATIONS

•                  In June 2004, the Company acquired, through its subsidiary Gruma Corporation, all the shares of Ovis Holding B.V. for Ps.142,386 (U.S.$12,770,000). Ovis Holding B.V. is a company incorporated under the laws of Holland, which owns 100% of the Ovis Boske Speciaalbrood B.V. shares, herein collectively referred to as Ovis Boske. Cash on the Ovis Boske balance sheet at the acquisition date reduced the cash expenditure to a net amount of approximately Ps.126,173 (U.S.$11,316,000). Additionally, the Company has long-term debt of Ps.52,149 (U.S.$4,677,000).

Pursuant to the terms of the agreement, further contingent consideration in the form of a one-time earn-out payment of approximately Ps.83,600 (U.S.$7,500,000) is due to the sellers on March 31, 2005, based upon the operating results of Ovis Boske for the 2004 calendar year.

Ovis Boske manufactures and distributes tortillas, dinner kits, and related products to the European market. The acquisition of Ovis Boske provides the Company with further growth opportunities for its existing European tortilla operations.

The net assets acquired are summarized as follows:

Current assets	Ps.	57,099
Property, plant and equipment	131,838
Excess of cost over book value and intangible assets	52,929
Total assets acquired	241,866

Current liabilities	Ps.	83,792
Deferred income taxes	15,688
Net assets acquired	Ps.	142,386

•                  In June 2004, the Company, through its subsidiary Gruma Corporation, entered into a purchase agreement to acquire 51% of the share capital of NDF Gruma Europe S.R.L. (“NDF Gruma”) for Ps.101,632 (U.S.$9,115,000). NDF Gruma is a company incorporated under the laws of Italy by the shareholders of Nuova De Franceshi & Figli S.P.A.

NDF Gruma manufactures and distributes corn flour and other related products for the European market.

The net assets acquired are summarized as:

Property, plant and equipment	Ps.	183,317
Excess of cost over book value and intangible assets	51,034
Total assets acquired	234,351

Deferred income taxes	46,630
Minority interest	86,089
Net assets acquired	Ps.	101,632

•                  In October 2004, the Company entered into an asset purchase agreement and co-packing arrangement with a Las Vegas, Nevada based manufacturer and distributor of tortillas and other related products for a total of Ps.63,354 (U.S.$5,682,000).

As of December 31, 2004, the Company had not finalized the purchase price allocations for each acquisition above.  Management expects to conclude such final allocations in fiscal 2005 pending payment of contingent consideration due to sellers of Ovis Boske, resolution of certain tax issues for NDF Gruma, and identification of intangibles for Las Vegas.

The results of operation of the new investments have been consolidated since their acquisition dates.

3.                                      SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico (“Mexican GAAP”) as promulgated by the Mexican Institute of Public Accountants (“MIPA”). A reconciliation from Mexican GAAP to United States generally accepted accounting principles (“U.S. GAAP”) is included in Note 21.

A)               BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of Gruma, S.A. de C.V. and all of its subsidiaries. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements.

As of December 31, 2003 and 2004 the main subsidiaries included in the consolidation are the following:

% of ownership
Gruma Corporation and subsidiaries	100.00
Grupo Industrial Maseca, S.A. de C.V. and subsidiaries	83.18
Molinos Nacionales, C.A (Note 18-C)	95.00
Derivados de Maíz Seleccionado, C.A (Note 18-C)	50.00
Molinera de México, S.A. de C.V. and subsidiaries	60.00
Gruma Centroamérica, L.L.C. and subsidiaries	100.00
Productos y Distribuidora Azteca, S.A. de C.V. and subsidiaries	100.00
Investigación de Tecnología Avanzada, S.A. de C.V. and subsidiaries	100.00

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

C)                 FOREIGN CURRENCY TRANSLATION

Financial statements of foreign subsidiaries have been restated to recognize the effects of inflation and translated to Mexican pesos of constant purchasing power as of December 31, 2004, as follows:

•                  Financial statements are restated to year-end constant local currencies following the provisions of Bulletin B-10, applying the General Consumer Price Index (“GCPI”) of the foreign country, which reflects the change in purchasing power of the local currency in which the subsidiary operates.

•                  Assets, liabilities, income and expenses are translated to Mexican pesos applying the exchange rate in effect at each period end. Stockholders’ equity balances are translated by applying the exchange rates in effect at the dates in which the contributions were made and the income was generated. The effects of translation are recognized as a component of equity entitled “Foreign Currency Translation Adjustments” (Note 13-E).

D)                RECOGNITION OF THE EFFECTS OF INFLATION

The consolidated financial statements have been restated to recognize the effects of inflation and are expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2004, determined as follows:

•                  For comparability purposes, the financial statements as of and for the years ended December 31, 2002 and 2003 have been restated by using a weighted average restatement factor, which considers the relative total sales contribution by country for that year and the corresponding inflation and exchange rate fluctuations. The difference between the restated stockholders’ equity determined through this procedure and the resulting by applying the National Consumer Price Index (“NCPI”) is disclosed in 2004 in the stockholders’ equity section as the recognition of inflation effects for the year within retained earnings of prior years.

•                  The consolidated statements of income and of stockholders’ equity for the year ended December 31, 2004 were restated applying GCPI factors from the country in which the subsidiary operates and applied to periods in which the transactions occurred and year-end.

•                  The consolidated statements of changes in financial position present, in Mexican pesos of constant purchasing power, the resources provided by or used in operating, financing and investing activities.

•                  The factors used to recognize the effects of inflation were the following:

Year	Mexican national consumer price index	Weighted - average restatement factor
2002	5.70%	6.15%
2003	3.98%	7.75%
2004	5.19%	1.17%

The methodology used to restate financial statement items is as follows:

•                  Restatement of non-monetary assets

Inventory and cost of sales are restated using the estimated replacement cost method. As set forth in Note 3-I, property, plant and equipment, net, is restated using the NCPI factors, except for machinery and equipment of foreign origin which is restated on the basis of a specific index composed of the GCPI factor from the country of origin, to the related foreign currency amounts, and then translated to Mexican pesos using the year-end exchange rate.

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

•                  Monetary position gain

Monetary position gain represents the inflationary effect, measured by NCPI factors, on the net balance of monetary assets and liabilities at the beginning of each month. The monetary position gain from foreign subsidiaries is measured by the relevant GCPI factor in its net monetary position, prior to the translation to Mexican pesos.

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

G)                 INVENTORIES AND COST OF SALES

Inventories are stated at the lower of estimated replacement cost or market. Estimated replacement cost is mainly determined by the last purchase price or the last production cost of the period. Cost of sales is determined from replacement costs calculated for the month in which inventories are sold.

H)                INVESTMENT IN COMMON STOCK

Investments in common stock with ownership between 10% and 50% of the investees’ voting stock, or where the Company exercises significant influence, are accounted for by the equity method.

I)                     PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment are restated utilizing NCPI factors, except for machinery and equipment of foreign origin which is restated on the basis of a specific index composed of the GCPI from the foreign country and the change in value of the Mexican peso against the foreign currency at the end of the year.

Depreciation expense is computed based on the net book value less salvage value, using the straight-line method over the estimated useful lives of the assets.  Useful lives of the assets are as follows:

Years
Buildings	25-50
Machinery and equipment	5-25
Software for internal use	3-7
Leasehold improvements	10

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

Direct internal and external costs related to the development and implementation of internal use software are capitalized and amortized over the estimated useful life beginning when such software is ready for its intended use.

J)                    INTANGIBLE ASSETS, NET AND EXCESS OF COST OVER BOOK VALUE OF SUBSIDIARIES ACQUIRED

Intangible assets and excess of cost over book value of subsidiaries acquired are restated using NCPI and GCPI factors for foreign subsidiaries.

The development costs incurred during the stage oriented to the commencement of industrial or commercial operations are capitalized as preoperating expenses; this stage ends when the project initiates its commercial activities. The preoperating costs identified as research are expensed as incurred. Capitalized preoperating expenses are amortized using the straight-line method over a period not to exceed 12 years.

Amortization expense of other intangible assets with finite lives is computed on the restated values using the straight-line method over a period of 2 to 20 years, based on their limited lives due to contractual, economic, legal or regulatory factors. Indefinite-lived intangible assets are no longer amortized starting January 1, 2003.

Starting January 1, 2004 the Company adopted the provisions of revised Bulletin B-7 “Business Acquisition” (“Bulletin B-7”), issued by the MIPA. Bulletin B-7 is effective starting January 1, 2005, with early adoption encouraged.

Bulletin B-7 establishes that all business combinations and investments in subsidiaries and associates should be recognized through the purchase method, as well as completes the accounting treatment of intangible assets registered during a business combination. Additionally, this bulletin ceases the amortization of the excess of cost over book value and requires annual impairment tests.

Prior to January 1, 2004 the amortization of the excess of cost over book value of subsidiaries was computed on the restated values using the straight-line method over a period not to exceed 20 years.

Debt issuance costs are capitalized and restated using the NCPI factors. Amortization expense is computed based on the restated values using the straight-line method over the term of the related debt.

K)                IMPAIRMENT OF LONG LIVED ASSETS

Effective January 1, 2004, the Company adopted the provisions of Bulletin C-15 “Impairment in the Value of Long-lived Assets and their Disposition”. Bulletin C-15 establishes the criteria for the identification of certain evidence of a potential impairment of long-lived assets, tangible and intangible. Additionally, Bulletin C-15 provides guidelines for the computation and recognition of impairment losses and their reversal, as well as the requirements for their disclosure and presentation.

As a result of the application of Bulletin C-15, the Company performs impairment tests for its property, plant and equipment; intangible assets; excess of cost over book value of subsidiaries acquired and investment in common stock of associated companies, when events or circumstances suggest that the carrying value of these assets may not be recovered. Indefinite-lived intangible assets and excess of cost over book value of subsidiaries acquired are tested for impairment at least on an annual basis.

Fair value of assets held for use is determined using the higher between the discounted net cash flows expected from the assets and the market price; an impairment loss is recorded to the extent that the net book value exceeds the fair value of the assets. Market price is determined using market values or transactions with similar assets less costs to sell.

Fair value of assets to be disposed of is determined using the lower between book value and market price; an impairment loss is recognized for the excess of book value over market price. These assets are subsequently restated using NCPI factors and are no longer depreciated or amortized.

Due to the application of this new Bulletin, the Company recognized Ps 240,696 as a decrease in income for 2004, which is registered in “Other income (expense), net” (Note 14).

L)                  EMPLOYEE RETIREMENT BENEFITS

Seniority premium to which Mexican employees are entitled after 15 years of service are charged to income as determined by annual actuarial valuations.  Indemnities to which Mexican employees may be entitled in the case of dismissal or death, under certain circumstances established by Mexican Labor Law, are expensed when they become payable.

M)             FINANCIAL INSTRUMENTS

Until December 31, 2003, derivative financial instruments held for hedging purposes were recognized utilizing the same valuation criteria used for the assets and liabilities being hedged. The effects of this valuation were recognized in income, net of costs, expenses or earnings from the assets or liabilities being hedged.

Effective January 1, 2004 the Company adopted the provisions of Bulletin C-12 “Financial Instruments with Characteristics of Liabilities, Equity or Both”, which establishes the rules to classify and measure the liability and equity components of financial instruments, as well as their disclosure requirements.

Additionally, in April 2004, Bulletin C-10 “Derivative Financial Instruments and Hedge Operations” was issued by the MIPA. This Bulletin is effective starting January 1, 2005, with early adoption encouraged. The Company adopted the provisions in Bulletin C-10 effective January 1, 2004.

As a result of the adoption of the Bulletins mentioned above, all derivative financial instruments that are not considered for hedging purposes are recognized initially at cost and subsequently at fair value, with changes in fair value recognized currently in income.

For cash-flow hedge transactions, changes in the market value of the derivative financial instrument are included as other comprehensive income in stockholders’ equity, based on the evaluation of the hedge effectiveness. Gains or losses in cash-flow hedge transactions that are recognized as other comprehensive income should be reclassified into income for the periods when the commitment or the projected transaction affects them. Hedge contracts other than cash flow are recognized at fair value and their valuation gain or loss is recognized in income.

The adoption of these new Bulletins had an impact in the results of operation of the Company, as described in Note 13-D.

N)                REVENUE RECOGNITION

Revenue on product sales is recognized upon shipment to, and acceptance by the Company’s customers or when the risk of ownership has passed to the customers. Provisions for discounts and rebates to customers, returns and other adjustments are recognized in the same period the related sales are recorded and are based upon either historical estimates or actual terms.

O)                INCOME TAXES AND EMPLOYEES’ STATUTORY PROFIT SHARING

The Company recognizes in income the expense or earning from deferred income tax and employees’ statutory profit sharing for all temporary differences arising between the carrying values for financial reporting and tax values of assets and liabilities that are expected to reverse in the future. Valuation allowances are provided if based upon the weight of available evidence it is more likely than not that some or all the deferred tax assets will not be realizable.

P)                  EARNINGS PER SHARE

Earnings per share are computed by dividing majority net income for the year by the weighted average number of common shares outstanding during the year.

Q)                COMPREHENSIVE INCOME (LOSS)

The different components that constitute earned (lost) capital for the year are presented in the statement of changes in stockholders’ equity as comprehensive income (loss).

4.                                      ACCOUNTS RECEIVABLE, NET AND REFUNDABLE TAXES

Accounts receivable, net are comprised of the following as of December 31:

	2003		2004
Trade accounts receivable	Ps.	2,576,204	Ps.	3,055,008
Allowance for doubtful accounts	(109,195)		(115,318)
	2,467,009		2,939,690
Related parties	6,201		—
Derivative financial instruments at fair value	60,792		1,918
Account receivable for disposed subsidiaries	56,655		19,678
Employees	28,194		25,975
Other debtors	146,867		226,004
	Ps.	2,765,718	Ps.	3,213,265

Refundable taxes are comprised of the following as of December 31:

	2003		2004
Production and services tax	Ps.	37,622	Ps.	7,213
Value-added tax	123,395		150,896
Income tax	137,060		272,940
	Ps.	298,077	Ps.	431,049

5.                                      INVENTORIES

Inventories consisted of the following as of December 31:

	2003		2004
Raw materials, mainly corn and wheat	Ps.	2,658,439	Ps.	2,818,143
Finished products	323,730		363,707
Materials and spare parts	331,277		343,538
Production in process	46,310		56,568
Advances to suppliers	53,198		82,141
Inventory in transit	4,456		40,931
	Ps.	3,417,410	Ps.	3,705,028

6.                                      INVESTMENT IN COMMON STOCK OF ASSOCIATED COMPANIES

Investment in common stock of associated companies consists of the investment in common stock of Grupo Financiero Banorte, S.A. de C.V. and subsidiaries (“GFNorte”) and Harinera de Monterrey, S.A. de C.V. which produces wheat flour and related products in Mexico.

These investments, accounted for by the equity method, are comprised of the following as of December 31:

	2003		2004		Ownership

GFNorte	Ps.	1,480,338	Ps.	1,682,102	10.8557%
Harinera de Monterrey, S.A de C.V.	117,334		117,184		40%
	Ps.	1,597,672	Ps.	1,799,286

7.                                      PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following as of December 31:

	2003		2004
Land	Ps.	1,093,060	Ps.	1,110,947
Buildings	4,295,879		4,418,823
Machinery and equipment	14,612,657		14,886,099
Construction in progress	269,995		510,961
Software for internal use	716,724		713,614
Leasehold improvements	233,226		243,921
Other	31,695		31,565
	21,253,236		21,915,930
Accumulated depreciation and amortization	(8,071,164)		(8,704,303)
	Ps.	13,182,072	Ps.	13,211,627

For the years ended December 31, 2002, 2003 and 2004, depreciation expense amounted to Ps. 1,009,240,  Ps. 963,604 and Ps. 962,639 respectively.

As of December 31, 2004, property, plant and equipment includes temporarily idled assets with a carrying value of approximately Ps.533,849, resulting from the temporary shut-down of the productive operation of various plants in Mexico and Venezuela. These assets are recognized at net realizable value and are not being depreciated. During 2004, the Company decided to postpone the reinstatement to operations of the assets in Mexico, initially planned for the fourth quarter of this year, following the implementation of programs for production efficiency in the rest of the plants.

During 2004, the Company recognized an impairment loss of Ps.164,509 within “Other income (expense), net” according to the provisions established by Bulletin C-15, “Impairment of Long-Lived Assets and their Disposition”. Additionally, the Company has assets at net realizable value of Ps.36,341 which are available for sale.

8.                                      INTANGIBLE ASSETS, NET

Intangible assets, net, are comprised of the following:

As of December 31, 2003:

	Gross carrying amount		Accumulated amortization		Net carrying amount
Intangible assets with finite lives
Acquired:
Covenants not to compete	Ps.	782,656	Ps.	(288,285)	Ps.	494,371
Debt issuance costs	227,244		(160,598)		66,646
Patents and trade names	20,476		(8,328)		12,148
Generated:
Preoperating expenses	78,696		(54,504)		24,191
Research of new projects	32,921		(22,330)		10,591
Other	63,055		(11,553)		51,503
	Ps.	1,205,048	Ps.	(545,598)	659,450
Intangible assets with indefinite lives
Trade names					162,244
					Ps.	821,694

As of December 31, 2004:

	Remaining useful life (years)	Gross carrying amount		Accumulated amortization		Net carrying amount
Intangible assets with finite lives
Acquired:
Covenants not to compete	12	Ps.	822,143	Ps.	(340,637)	Ps.	481,506
Debt issuance costs	2 – 20	571,768		(220,183)		351,585
Patents and trade names	15	10,035		(9,444)		591
Generated:
Preoperating expenses	2 – 6	46,588		(39,676)		6,912
Research of new projects	11 – 12	38,395		(28,884)		9,511
Other	1 – 15	61,452		(10,894)		50,558
		Ps.	1,550,381	Ps.	(649,718)	900,663
Intangible assets with indefinite lives
Trade names						182,392
						Ps.	1,083,055

Intangible assets recognized during 2004 amounted to Ps.374,548 (Ps.15,392 in 2003), mainly due to the debt issuance costs related with the U.S. dollar perpetual notes issued in December 2004, which totaled Ps.329,250. Additionally, the debt issuance costs of Ps.23,790 related to the early redemption of the U.S. dollar senior unsecured notes maturing in October 2007 were recognized in income within “Other income (expense), net” during 2004.

The Company’s management determined based on the provisions of Bulletin C-8, “Intangible Assets”, that some trade names have indefinite lives since their future cash flow generation is expected to be indefinite.

For the years ended December 31, 2002, 2003 and 2004 the amortization expense of intangible assets amounted to Ps.105,124, Ps.112,885 and Ps.92,803 respectively.

Research costs are expensed as incurred, as well as development costs that do not qualify as intangible assets. Research and development costs charged to income amounted to Ps.34,680, Ps.34,418 and Ps.38,396 for the years ended December 31, 2002, 2003 and 2004, respectively.

During 2004, the Company recognized an impairment loss in certain trade names and preoperating expenses for an amount of Ps.33,319 included within “Other income (expense), net” (Note 14), according with the dispositions established by Bulletin C-15, as follows: “Other” segment for Ps.20,317 and “Other reconciling items” segment for Ps.13,002.

Estimated amortization expense over the next five years is as follows:

Year	Amount
2005	Ps.	73,056
2006	73,056
2007	71,770
2008	66,624
2009	64,514
Thereafter	551,643
Total	Ps.	900,663

Excess of cost over book value of subsidiaries acquired (“goodwill”), net, is comprised of the following:

	Corn flour and packaged tortilla (US and Europe)		Corn flour (Mexico)		Other		Other reconciling items		Total
Balance at January 1, 2003	Ps.	526,979	Ps.	85,516	Ps.	70,428	Ps.	324,816	Ps.	1,007,739
Amortization	(40,270)				(4,570)		(34,987)		(79,827)
Restatement			(5,177)		(1,094)		(21,187)		(27,458)
Balance at December 31, 2003	486,709		80,339		64,764		268,642		900,454
Goodwill acquired during the period	97,038								97,038
Impairment					(35,636)		(7,232)		(42,868)
Restatement			(3,965)		(6,888)		11,112		259
Balance at December 31, 2004	Ps.	583,747	Ps.	76,374	Ps.	22,240	Ps.	272,522	Ps.	954,883

As of December 31, 2003 and 2004, the excess of cost over book value is presented net of accumulated amortization of Ps.1,325,322 and Ps.1,312,590, respectively.

During 2004, the Company adopted the guidelines established by Bulletin B-7 and consequently, ceased the amortization of the excess of cost over book value for approximately Ps.79,829. Additionally, the Company performed impairment tests in accordance with Bulletin C-15 and recognized an impairment loss for these assets of Ps.42,868 within “Other income (expense), net” (Note 14).

9.                                      OTHER ASSETS

Other assets consisted of the following, as of December 31:

	2003		2004
Long-term notes receivable	Ps.	35,262	Ps.	35,404
Club memberships	15,679		11,062
Guarantee deposits	16,634		16,007
	Ps.	67,575	Ps.	62,473

10.                               BANK LOANS AND LONG-TERM DEBT

In December 3, 2004, the Company issued perpetual notes for a total of Ps. 3,345,000 (U.S. $300,000 thousand) which pay interest quarterly at 7.75% annually. These notes lack an established maturity date and the Company has the option of repurchase at any moment starting the fifth year after the issuance date. The proceeds from the issuance of these notes allowed the Company to improve its debt profile through the extension of its debt maturities, since the funds were used for the:

•                  Payment of U.S.$200 million of the senior unsecured notes maturing in October 2007 and bearing interest at an annual rate of 7.625%, payable semiannually.

•                  Payment of U.S.$30 million of the syndicated loan, and

•                  Payment of the costs related with the debt issuance as well as general cash requirements of the Company.

On October 4, 2004, the Company obtained a U.S.$250,000 thousand, five-year syndicated senior credit facility from a syndicate of banks, which consists of a Ps.1,672,500 (U.S.$150,000 thousand) senior term loan facility and a U.S.$100,000 thousand senior revolving credit facility, both with a five-year tenor. The interest rate is LIBOR plus 55 basis points for the first three years and LIBOR plus 65 basis points for the fourth and fifth years. As of December 31, 2004, the U.S.$100,000 thousand revolving credit facility was available.

Bank loans and long-term debt as of December 31 are summarized as follows:

	2003		2004
Perpetual notes in U.S. dollars, bearing interest at an annual rate of 7.75%, payable quarterly	Ps.	—	Ps.	3,345,000
Syndicated loan in U.S. dollars, with semiannual payments starting April 2008 and bearing interest at an annual rate of LIBOR plus 0.55% to 0.65% payable quarterly (2.75% in 2004)	3,184,022		1,672,500

	2003		2004
Senior unsecured notes in U.S. dollars, maturing in October 2007 and bearing interest at an annual rate of 7.625% payable semiannually	2,842,877		563,543
Loans in U.S. dollars, bearing interest at annual rates from 1.20% to 7.96% in 2004, payable quarterly, and due in annual payments from 2005 through 2010	434,091		422,500
Loans in Venezuelan bolivars payable in 2005 and bearing interest at variable annual rates from 10% to 15% in 2004, payable monthly	64,853		390,396
Loans in U.S. dollars, due in 2006, bearing interest at a variable annual rate from 3.13% to 3.57% payable monthly (3.30% in 2004)	29,566		92,629
Loans in Mexican pesos, due in 2009, bearing interest at fixed annual rate from 12.11% to 13.11% payable monthly	—		50,693
	6,555,409		6,537,261
Short-term bank loans	(94,419)		(428,652)
Current portion of long-term debt	(410,752)		(92,733)
Long-term debt	Ps.	6,050,238	Ps.	6,015,876

Short-term bank loans in U.S. dollars for U.S.$3.4 million bear interest at an average rate of 3.5% as of December 31, 2004. Short-term bank loans in Venezuelan bolivars for 67,225 million bolivars bear interest at an average rate of 14.14% as of December 31, 2004.

The Company has credit line agreements for U.S.$170 million (Ps.1,896 million), all of which were available as of December 31, 2004. These credit line agreements require the payment of an annual commitment fee of 0.25% to 0.625% on the unused amounts.

Various credit agreements contain covenants requiring the Company to maintain certain financial ratios. The Company’s ability to pay dividends is restricted upon the failure to maintain such financial ratios. At December 31, 2004, the Company was in compliance with these covenants.

At December 31, 2004, the annual maturities of long-term debt outstanding were as follows:

Year	Amount
2006	Ps.	46,353
2007	677,473
2008	357,896
2009	1,589,162
2010 and thereafter	3,344,992
	Ps.	6,015,876

The Company entered into interest rate swap agreements for its long term debt maturing in 2008 and exchange rate forward contracts for the interest payments due in 2005, 2006 and 2007, see Note 18.

11.                               EMPLOYEE RETIREMENT BENEFITS

Seniority premium cost and other employee retirement benefits balance as of December 31, 2003 and 2004 amounted to Ps.39,607 and Ps.36,439, respectively, and are included in “Other liabilities”.

Seniority premium cost and other employee retirement benefits in Mexico are determined by independent actuaries and are principally based on the employees’ years of service, age and salaries. The Company has established trust funds to meet these obligations. The employees do not contribute to these funds.

The Company uses a December 31 measurement date for its plans.

The components of the net seniority premium cost for the years ended December 31, were the following:

	2002		2003		2004
Service cost	Ps.	3,115	Ps.	2,888	Ps.	3,196
Interest cost	881		806		925
Return on plan assets	(1,647)		(1,868)		(3,358)
Curtailment (gain) loss	(339)		39		13
Settlement loss	—		6		—
Net amortization	1,290		1,291		2,386
Net cost for the year	Ps.	3,300	Ps.	3,162	Ps.	3,162

As of December 31, the status of the plan was as follows:

	2003		2004
Actuarial present value of accumulated benefit obligations:
Vested benefit obligation	Ps.	(10,663)	Ps.	(14,049)
Non-vested benefit obligation	(9,596)		(11,476)
	(20,259)		(25,525)
Excess of projected benefit obligation over accumulated benefit obligation	(7,141)		(5,111)
Projected benefit obligation	(27,400)		(30,636)
Plan assets at fair value (trust funds)	18,771		20,991
Shortfall of plan assets over projected benefit obligation	(8,629)		(9,645)
Unrecognized amounts to be amortized over 17 years:
Cumulative net gain	1,597		218
Net transition liability	(140)		(301)
Prior service cost	(184)		(177)
Adjustment required to recognize minimum liability	(1,168)		(1,808)
Seniority premium liability	Ps.	(8,524)	Ps.	(11,713)

For the years ended December 31, 2003 and 2004, the changes in projected benefit obligation and plan assets (trust funds) are summarized as follows:

	2003		2004
Projected benefit obligation at beginning of year	Ps.	25,571	Ps.	27,400
Effect of inflation on beginning balance	(1,177)		669
Service cost	2,888		3,196
Interest cost	806		925
Benefits paid	(793)		(1,707)
Actuarial loss	105		153
Projected benefit obligation at end of year	Ps.	27,400	Ps.	30,636

	2003		2004
Fair value of plan assets at beginning of year	Ps.	18,356	Ps.	18,771
Effect of inflation on beginning balance	(642)		745
Return on plan assets	1,868		3,358
Benefits paid	(811)		(1,883)
Fair value of plan assets at end of year	Ps.	18,771	Ps.	20,991

The weighted average assumptions (net of expected inflation) used to determine benefit obligations at December 31 were as follows:

	2003	2004
Discount rate	3.5%	3.5%
Rate of increase in future compensation levels	1.5%	1.5%

The weighted average assumptions (net of expected inflation) used to determine net periodic benefit cost for the years ended December 31 were as follows:

	2002	2003	2004
Discount rate	3.5%	3.5%	3.5%
Rate of increase in future compensation levels	1.5%	1.5%	1.5%
Expected long-term rate of return on plan assets	4.0%	4.0%	4.0%

The long-term asset return rate is based on the annual recommendations of the Actuarial Commission in the Mexican Association of Consulting Actuaries. These recommendations consider historical information and future expectations.

The Company’s weighted average asset allocation by asset category as of December 31 was as follows:

	2003	2004
Equity securities	30%	36%
Fixed rate instruments	70%	64%
Total	100%	100%

The Company has a policy of maintaining at least 30% of the trust assets in Mexican Federal Government instruments. Objective portfolio guidelines have been established for the remaining 70% and investment decisions are being made to comply with those guidelines to the extent that market conditions and available funds allow.

The Company estimates that it will not have to contribute to the plan during 2005.

The following benefit payments, which reflect expected future service, are expected to be paid as follows:

Year	Amount
2005	Ps	2,506
2006	1,356
2007	1,606
2008	1,386
2009	1,583
Thereafter	156,268

In the United States, the Company has a saving and investment plan that incorporates voluntary employee 401(K) contributions with Company contributions. For the years ended December 31, 2002, 2003 and 2004, total expenses related to this plan were U.S.$2,324,000 (Ps.25,913) U.S.$2,670,000 (Ps.29,771) and U.S.$3,017,000 (Ps.33,640), respectively.

In Venezuela, the Company recognizes a liability for seniority premiums and indemnities for dismissal established by the local Labor Law, which amounted to Ps.16,237 and Ps.14,496 as of December 31, 2003 and 2004, respectively.

In Central America, the labor legislation of Costa Rica, Nicaragua, El Salvador, Honduras and Guatemala establishes that the accumulated payments, to which workers may be entitled, based on the years of services, must be paid in the case of death, retirement or dismissal. The Company records a liability at 10% over salaries paid, which amounted to Ps.14,845 and Ps.10,231 as of December 31, 2003 and 2004, respectively.

12.          CONTINGENCIES AND COMMITMENTS

A)               CONTINGENCIES

The Mexican tax authorities have made certain observations to asset tax declarations for the years 1997, 1998 and 2000, which amounted to Ps.108,542 including the related surcharges and penalties. The resolution of these matters is not expected to have a material adverse effect on the Company’s consolidated financial position or results of operations.

The Venezuelan tax authorities have made certain observations to one of the Venezuelan subsidiaries, related to the income tax returns for the years 1998 and 1999, which amounted to Ps.76,685, plus tax credits presumably omitted for Ps.407. The resolutions of these claims will be assumed by the previous shareholder, International Multifoods Corporation, in accordance with the purchase agreement of our subsidiary in Venezuela, Molinos Nacionales, C.A.

At the date of issuance of the financial statements, certain subsidiaries of the Company have been notified by the Comisión Nacional del Agua (“Water National Commission” or “CNA”) of assessments due from different years amounting to Ps 24,932 plus related penalties and surcharges. These assessments mainly derive from the CNA’s determination of sewage water discharged on public property of the Nation that was being used as receiver facilities. Nevertheless, the subsidiaries are using the water derived from the production process, previously treated, to irrigate several gardens property of the Company, through the sprinkler system. The subsidiaries have asserted the legal defense allowed by law in order to annul these assessments. At the date of issuance of the financial statements, the situation of these assessments is as follows: (a) Several favorable judicial resolutions have been received for a total of Ps 6,901, (b) A favorable resolution was received, in first instance, for an issue amounting to Ps 14,222, but the resolution for an appeal placed by the CNA is pending, and (c) Resolutions in first instance are pending for two issues where assessments are discussed for a total of Ps 3,809. According to the Company’s lawyers, a reasonable basis exists in order to obtain favorable resolution for the claimed assessments, because, among other things, the water from the production process is previously treated and later on used to irrigate the gardens property of the Company through the sprinkler system, in other words, the water is not discharged on public property of the Nation and, additionally, does not contaminate aquiferous layers nor the underground soil. Consequently, the Company’s management considered as unnecessary to recognize a liability for this matter.

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

Additionally, in May 2004 a new lawsuit was presented against these subsidiaries, related to monopolistic matters. The plaintiff alleged these subsidiaries had broken the anti-trust practices in the state of California, by making agreements with grocery stores, which restricts the competitiveness in the retail sale of tortilla. Currently this lawsuit is in the initial stage, however, according to the Company’s lawyers, the resolution is not expected to have a significant effect on the financial situation and results of operation.

The Company is also involved in a number of claims arising in the ordinary course of business which have not been finally adjudicated. The resolution of these matters is not expected to have a material adverse effect on the Company’s consolidated financial position or results of operations.

B)                 COMMITMENTS

The Company entered into sale-leaseback agreements for various production equipment located in its U.S. plants. The Company has a purchase option at the expiration of the leases and an early purchase option, which permits the Company to acquire the equipment at fair market value at approximately three-fourths of the lease term. These agreements are accounted for as operating leases.

As of December 31, 2004, the Company is leasing certain equipment under long-term operating lease agreements expiring through 2011. Future minimum lease payments under such leases amount to approximately Ps.1,514,984 (U.S.$135,873,000), as follows:

	U.S. dollars (thousands)
Year	Facilities		Equipment		Total
2005	U.S.$	11,429	U.S.$	18,523	U.S.$	29,952
2006	9,706		16,194		25,900
2007	8,800		14,209		23,009
2008	8,493		9,622		18,115
2009	3,416		7,816		11,232
2010 and thereafter	5,073		22,592		27,665
	U.S.$	46,917	U.S.$	88,956	U.S.$	135,873
	Ps.	523,125	Ps.	991,859	Ps.	1,514,984

Rental expense was approximately Ps.400,332, Ps.371,559, and Ps.408,994 for the years ended December 31, 2002, 2003 and 2004, respectively.

At December 31, 2004, the Company has various outstanding commitments in the United States to purchase commodities and raw materials of approximately Ps.975,536 (U.S.$87,492,000), which will be delivered during 2005.

As of December 31, 2004, the Company has outstanding commitments to purchase machinery and equipment amounting to Ps.273,242 (U.S.$24,506,000).

As of December 31, 2003 and 2004, restricted cash of Ps.1,137 and Ps.490, respectively, included undisbursed proceeds from the issuance of tax-exempt industrial development revenue bonds in the United States,  which are available to pay interest expense on outstanding balances on these bonds.

As of December 31, 2004 the Company has irrevocable letters of credit in the amount of approximately U.S.$13,528 serving as collateral for claims pursuant to the Company’s self-insured worker’s compensation retention program in the United States.

The Company entered an interest rate swap agreement, receiving a LIBOR rate and paying a fixed annual rate of 3.2725%, with semi-annual settlement dates from April 2005 to April 2008.

13.          STOCKHOLDERS’ EQUITY

A)               COMMON STOCK

At December 31, 2004, Gruma’s outstanding common stock consisted of 452,049,643 shares of Series “B”, with no par value, fully subscribed and paid, which can only be withdrawn with stockholders’ approval, and 500,309 authorized shares held in Treasury. At December 31, 2003, the Company’s outstanding common stock consisted of 450,133,443 shares and 2,416,509 shares held in Treasury.

B)                 RETAINED EARNINGS

In accordance with Mexican Corporate Law, the legal reserve must be increased annually by 5% of annual net profits until it reaches a fifth of the fully paid common stock amount.

Dividends paid from retained earnings which have not been previously taxed are subject to an income tax payable by the Company equal to 42.85%, 40.84% and 38.91% in 2005, 2006 and 2007, respectively. The applicable tax may be credited against income tax the Company is subject to in the year or in the following two fiscal years. Effective January 1, 2002, dividends paid by the Company from the net tax income account are not subject to any tax.

C)                 PURCHASE OF COMMON STOCK

The Stockholders’ Meeting approved a Ps.650,000 reserve to repurchase the Company’s own shares. The total amount of repurchased shares cannot exceed 5% of total equity. The difference between the acquisition cost of the repurchased shares and their stated value, composed of common stock and additional paid-in capital, is recognized as part of the reserve to repurchase the Company’s own shares, which is included within retained earnings from prior years. The gain or loss in the sale of the Company’s own shares is recorded as additional paid-in capital. As of December 31, 2004, the Company has repurchased 500,309 of its own shares with a market value of Ps.13,248.

D)                OTHER EQUITY TRANSACTIONS

The Company has entered into several agreements involving its own shares, as follows:

•                       During 2003 and 2004, the Company entered into equity swap agreements with several financial institutions in which the Company sold 60,105,000 of its own shares for a total amount of U.S.$95,021,000. At each maturity, the Company was subject to pay a financial cost at the LIBOR rate plus a spread from 1.10% to 2.20% on the contractual amount. The agreements matured in January, February, May, September, October and December 2004; a gain of Ps.159,493 was recognized in income of 2004 within “Interest income”. As of December 31, 2004, the Company does not have any outstanding equity swap agreements.

•                       During 2003, the Company entered into call option agreements with a European financial institution, selling 6,405,000 of its own shares for a total amount of U.S.$5,928,000, maturing in February and May 2004; a gain of Ps.27,019 was recognized in income of 2004 within “Interest income”. As of December 31, 2004 the Company does not have any outstanding call option agreements.

E)                  FOREIGN CURRENCY TRANSLATION ADJUSTMENTS

Foreign currency translation adjustments as of December 31 consisted of the following:

	2003		2004
Foreign currency translation at beginning of year	Ps.	(688,893)	Ps.	(626,177)
Effect of translating net investment in foreign subsidiaries	403,218		(19,059)
Exchange differences arising from foreign currency liabilities accounted for as a hedge of the Company’s net investments in foreign subsidiaries, net of tax	(340,502)		21,257
	Ps.	(626,177)	Ps.	(623,979)

The investment that the Company maintains in the operations in the United States and Europe generates a natural hedge of up to U.S.$455,000,000 and U.S.$473,000,000 as of December 31, 2003 and 2004, respectively.

As of December 31, 2003 and 2004, the accumulated effect of translating net investment in foreign subsidiaries in the minority interest amounted to Ps.54,672 and Ps.37,965, respectively.

F)                  INFLATION EFFECTS

As of December 31, 2004, the majority stockholders’ equity is comprised of the following:

	Nominal		Restatement		Total
Common stock	Ps.	4,563,775	Ps.	7,069,240	Ps.	11,633,015
Additional paid-in capital	1,327,103		2,221,601		3,548,704
Deficit from restatement	—		(13,043,997)		(13,043,997)
Hedging financial instruments	19,601		—		19,601
Cumulative effect of a change in an accounting principle for deferred income taxes and employees’ statutory profit sharing	(192,848)		(10,010)		(202,858)
Retained earnings from prior years	2,805,817		5,784,961		8,590,778
Net income for the year	922,667		513		923,180
Foreign currency translation adjustments	(623,979)		—		(623,979)
	Ps.	8,822,136	Ps.	2,022,308	Ps.	10,844,444

G)                 TAX VALUES OF COMMON STOCK AND RETAINED EARNINGS

As of December 31, 2004, tax amounts of common stock and retained earnings were Ps.9,381,870 and Ps.1,214,082, respectively.

14.                              OTHER INCOME (EXPENSE), NET

Other income (expense), net is comprised of the following:

	Year ended December 31,
	2002		2003		2004
Disposal of subsidiaries	Ps.	142,606	Ps.	—	Ps.	—
Amortization of excess of cost over book value and excess of book value over cost, net	144,866		(34,212)		—
Amortization of other deferred costs	(63,616)		(62,140)		(50,079)
Impairment loss on assets (Note 3-K)	(68,130)		(17,287)		(240,696)
Net (loss) gain in sale of fixed assets and other assets	—		(52,715)		30,238
Debt issuance costs cancelled due to early extinguishment of debt	—		—		(23,790)
Other	(24,155)		(10,708)		(2,503)
	Ps.	131,571	Ps.	(177,062)	Ps.	(286,830)

During 2002, the Company sold the shares of one of its subsidiaries and recognized a gain of Ps.142,606.

15.                              INCOME TAXES, ASSET TAX AND EMPLOYEES’ STATUTORY PROFIT SHARING

A)               INCOME TAX AND ASSET TAX

Gruma files a consolidated income tax return for Mexican income tax purposes, consolidating taxable income and losses of Gruma and its controlled Mexican subsidiaries. Filing a consolidated tax return had the effect of reducing income tax expense for the years ended December 31, 2002, 2003 and 2004 by Ps.57,748 Ps.68,606 and Ps.143,366, respectively, as compared to filing a tax return on an unconsolidated basis. Tax regulations used to limit the income tax consolidation to 60% of the ownership interest of controlled Mexican subsidiaries; nevertheless, since January 1, 2005 it is permitted to consolidate 100% of the ownership interest.

In accordance with the applicable tax law, Mexican corporations must pay the higher of either income tax or asset tax (1.8%). Asset tax is determined on the average value of substantially all of the Company’s Mexican assets less certain liabilities. Payments of asset tax are recoverable against the excess of income tax over asset tax of the three prior years and the ten subsequent years.

For the years ended December 31, 2002 and 2003, asset tax amounted to Ps.61,597 and Ps. 30,109, respectively. For the year ended December 31, 2004 the Company did not originated any asset tax.

B)                 RECONCILIATION OF FINANCIAL AND TAXABLE INCOME

For the years 2002, 2003 and 2004, the reconciliation between statutory income tax amounts and the effective income tax amounts is summarized as follows:

	Year ended December 31,
	2002		2003		2004
Statutory federal income tax (35% for 2002, 34% for 2003 and 33% for 2004)	Ps.	382,734	Ps.	382,688	Ps.	531,313
Foreign income tax differences	(97,201)		(17,602)		23,733
Effect of disposed and merged subsidiaries	270,881		114,454		—
Foreign dividends	158,125		264,172		249,088
Effect due to change in income tax rate	(29,131)		—		(96,541)
Withdrawal of investments from other assets	—		(68,915)		—
Financing cost and income, net and other income statement effects related to inflation	(52,876)		(38,164)		(9,402)
Amortization of excess of cost over book value and excess of book value over cost, net	(28,887)		11,423		—
Restatement of tax loss carryforwards	(36,743)		(24,595)		—
Losses of Mexican subsidiaries which cannot be utilized for income tax consolidation	41,833		44,585		67,944
Other	3,960		15,842		(2,757)
Effective income tax (56% for 2002, 61% for 2003 and 48% for 2004)	Ps.	612,695	Ps.	683,888	Ps.	763,378

As a result of changes in the Mexican Income Tax Law, approved in November 13, 2004, statutory tax rates will be 30%, 29% and 28% in 2005, 2006 and 2007, respectively. Consequently, the effect of these tax rate decreases was the reduction of Ps.96,541 in the deferred tax liability during 2004, as well as an increase in net income for the same amount.

At December 31, 2003 and 2004, the tax effects of main differences that give rise to significant portions of the deferred tax assets and liabilities, are as follows:

	2003		2004
Deferred tax assets:
Net operating loss carryforwards and other tax credits	Ps.	(930,486)	Ps.	(538,358)
Accrued liabilities	(259,343)		(135,048)
Recoverable asset tax	(286,848)		(275,764)
Intangible asset resulting from intercompany operation	(162,999)		(122,171)
Other	(144,350)		(124,023)
	(1,784,026)		(1,195,364)
Deferred tax liabilities:
Property, plant and equipment, net	2,106,982		1,719,724
Inventories	492,664		433,885
Intangible assets and other	14,198		91,834
Investment in partnership and equity method investee	220,221		444,796
	2,834,065		2,690,239
Net deferred tax liability	Ps.	1,050,039	Ps.	1,494,875

Additionally, the Company has a deferred liability relating to employees’ statutory profit sharing of Ps.30,989 and Ps.25,673 as of December 31, 2003 and 2004, respectively.

C)                 TAX LOSS CARRYFORWARDS AND RECOVERABLE ASSET TAX

At December 31, 2004, in Mexico, Gruma, S.A. de C.V. has tax loss carryforwards of approximately Ps.1,173,155 available to offset its taxable income in subsequent years, and asset tax of Ps.122,475 available to offset the excess of income tax over asset tax in future years, as shown below:

Expiration year	Tax loss carryforwards		Recoverable asset tax
2010	Ps.	—	Ps.	31,414
2012	1,173,155		60,952
2013	—		30,109
	Ps.	1,173,155	Ps.	122,475

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

16.                              FOREIGN CURRENCY

A)               EXCHANGE DIFFERENCES

For the years ended December 31, 2002, 2003 and 2004, the effects of exchange rate fluctuations on the Company’s monetary assets and liabilities were recognized as follows:

	2002		2003		2004
Exchange differences arising from foreign currency liabilities accounted for as a hedge of the Company’s net investment in foreign subsidiaries recorded directly to stockholders’ equity as an effect of foreign currency translation adjustments	Ps.	(605,208)	Ps.	(340,502)	Ps.	21,257
Exchange differences arising from foreign currency transactions credited (charged) to income	(287,219)		(183,792)		(51,345)
	Ps.	(892,427)	Ps.	(524,294)	Ps.	(30,088)

B)                 FOREIGN CURRENCY POSITION

As of December 31, 2003 and 2004, monetary assets and liabilities held or payable in U.S. dollars are summarized below:

	Thousands of U.S. dollars
	2003		2004
In companies located in Mexico:
Assets:
Current	U.S.$	3,897	U.S.$	13,160
Non-current	14		92
Liabilities:
Current	(47,661)		(16,347)
Long-term	(500,000)		(500,542)
	U.S.$	(543,750)	U.S.$	(503,637)

	Thousands of U.S. dollars
	2003		2004
In foreign companies:
Assets:
Current	U.S.$	144,501	U.S.$	182,270
Non-current	1,736		2,447
Liabilities:
Current	(188,278)		(267,088)
Long-term	(124,990)		(154,434)
	U.S.$	(167,031)	U.S.$	(236,805)

At December 31, 2003 and 2004, the exchange rates used to translate U.S. dollar assets and liabilities were Ps. 11.24 and Ps. 11.15, respectively. On February 21, 2005, date of issuance of these financial statements, the exchange rate for the U.S. dollar was Ps.11.07.

For the years ended December 31, 2002, 2003 and 2004 the Company’s Mexican subsidiaries had transactions in U.S. dollars as follows:

	Thousands of U.S. dollars
	2002		2003		2004
Corn purchases and other inventories	U.S.$	147,927	U.S.$	110,675	U.S.$	94,939
Interest expense	43,278		29,991		27,081
Equipment purchases	404		321		133
Services	321		532		5,125
	U.S.$	191,930	U.S.$	141,519	U.S.$	127,278

As of December 31, consolidated non-monetary assets of foreign origin, which are restated on the basis of the GCPI from the foreign country of origin, are summarized as follows:

	2003		2004
	Foreign currency	Year-end exchange rate	Foreign currency	Year-end exchange Rate
	(thousands)		(thousands)
U.S. dollars	573,893	11.24	640,619	11.15
Swiss francs	22,559	9.08	22,052	9.76
Euros	13,938	14.1645	12,614	15.1071
Venezuelan bolivars	358,934,520	0.0070	456,716,685	0.0058
Costa Rican colons	32,470,369	0.0269	31,782,454	0.0243

17.                              SEGMENT INFORMATION

The Company’s reportable segments are strategic business units that offer different products in different geographical regions. These business units are managed separately because each business segment requires different technology and marketing strategies.

The Company’s reportable segments are as follows:

•             Corn flour and packaged tortilla division (United States and Europe) – manufactures and distributes over 20 varieties of corn flour that are used mainly to produce and distribute different types of tortillas and tortilla chip products in the United States and Europe. The main brands are MASECA for corn flour and MISSION and GUERRERO for packaged tortillas.

•             Corn flour division (Mexico) – engaged principally in the production, distribution and sale of corn flour in Mexico under MASECA brand. Corn flour produced by this division is used mainly in the preparation of tortillas and other related products.

•             Corn flour, wheat flour and other products division (Venezuela) – engaged mainly in producing and distributing grains, used principally for industrial and human consumption.

•            “Other” division – represents those segments amounting less than 10% of the consolidated total. These segments are: corn flour and other products division in Central America, wheat flour division in Mexico, packaged tortilla division in Mexico and technology and equipment division. Corn flour and other products division in Central America manufactures, distributes and sells corn flour, tortillas and snacks; cultivates and sells hearts of palm. Wheat flour division in Mexico is engaged in the production and marketing of wheat flour in this country. Packaged tortilla division in Mexico produces and distributes packaged tortillas. The technology and equipment division conducts research and development regarding flour and tortilla manufacturing equipment, produces machinery for corn flour and tortilla production and is engaged in the construction of the Company’s corn flour manufacturing facilities.

•            The “Other reconciling items” row includes the corporate expenses and the elimination of inter-business unit transactions.

All inter-segment sales prices are market based. The Company evaluates performance based on operating income of the respective business units.

Summarized financial information concerning the Company’s reportable segments is shown in the following tables.

Segment information as of and for the year ended December 31, 2002:

Segment	Net sales to external customers		Inter- segment net sales		Operating income (loss)		Depreciation and amortization
Corn flour and packaged tortilla division (United States and Europe)	Ps.	9,906,504	Ps.	—	Ps.	851,368	Ps.	514,940
Corn flour division (Mexico)	5,177,327		31,841		554,980		275,367
Corn flour, wheat flour and other products (Venezuela)	2,636,870		—		285,312		69,863
Other	3,193,522		366,163		(78,375)		154,579
Other reconciling items	18,472		(398,004)		15,832		(5,530)
Total	Ps.	20,932,695	Ps.	—	Ps.	1,629,117	Ps.	1,009,219

Segment	Total assets		Total liabilities		Expenditures for long-lived assets
Corn flour and packaged tortilla division (United States and Europe)	Ps.	8,229,924	Ps.	2,441,075	Ps.	524,347
Corn flour division (Mexico)	7,682,400		1,619,608		32,825
Corn flour, wheat flour and other products (Venezuela)	2,768,201		803,841		—
Other	4,434,237		847,543		54,731
Other reconciling items	1,059,053		5,325,307		168,927
Total	Ps.	24,173,815	Ps.	11,037,374	Ps.	780,830

Segment information as of and for the year ended December 31, 2003:

Segment	Net sales to external customers		Inter- segment net sales		Operating income (loss)		Depreciation and amortization
Corn flour and packaged tortilla division (United States and Europe)	Ps.	11,127,010	Ps.	—	Ps.	1,028,951	Ps.	513,918
Corn flour division (Mexico)	5,429,797		40,980		414,289		274,939
Corn flour, wheat flour and other products (Venezuela)	3,307,777		—		429,295		81,187
Other	3,426,886		456,643		(129,892)		157,621
Other reconciling items	19,632		(497,623)		26,129		111,366
Total	Ps.	23,311,102	Ps.	—	Ps.	1,768,772	Ps.	1,139,031

Segment	Total assets		Total liabilities		Expenditures for long-lived assets
Corn flour and packaged tortilla division (United States and Europe)	Ps.	8,220,151	Ps.	2,713,194	Ps.	425,766
Corn flour division (Mexico)	7,493,119		1,389,431		85,208
Corn flour, wheat flour and other products (Venezuela)	2,821,387		959,492		38,472
Other	4,350,819		942,463		71,606
Other reconciling items	769,770		4,574,636		32,955
Total	Ps.	23,655,246	Ps.	10,579,216	Ps.	654,007

Segment information as of and for the year ended December 31, 2004:

Segment	Net sales to external customers		Inter- segment net sales		Operating income (loss)		Depreciation and amortization
Corn flour and packaged tortilla division (United States and Europe)	Ps.	12,682,947	Ps.	—	Ps.	1,257,241	Ps.	513,513
Corn flour division (Mexico)	5,606,190		180,603		450,781		253,755
Corn flour, wheat flour and other products (Venezuela)	3,299,810		—		183,945		79,448
Other	3,371,353		430,303		4,065		149,969
Other reconciling items	32,182		(610,906)		43,888		58,757
Total	Ps.	24,992,482	Ps.	—	Ps.	1,939,920	Ps.	1,055,442

Segment	Total assets		Total liabilities		Expenditures for long-lived assets
Corn flour and packaged tortilla division (United States and Europe)	Ps.	9,126,509	Ps.	3,398,988	Ps.	1,038,979
Corn flour division (Mexico)	7,468,491		1,364,232		60,131
Corn flour, wheat flour and other products (Venezuela)	3,056,013		1,490,518		88,332
Other	3,798,607		578,636		90,209
Other reconciling items	1,759,206		4,615,531		1,839
Total	Ps.	25,208,826	Ps.	11,447,905	Ps.	1,279,490

The following table presents the details of “Other reconciling items” for operating income:

Other reconciling items	2002		2003		2004
Corporate expenses	Ps.	(36,056)	Ps.	(59,838)	Ps.	38,522
Elimination of inter-business unit transactions	42,502		85,967		5,366
	Ps.	6,446	Ps.	26,129	Ps.	43,888

Additionally, a summary of information by geographic segment is as follows:

	2002		%	2003		%	2004		%
NET SALES TO EXTERNAL CUSTOMERS:
United States and Europe	Ps.	9,906,504	47	Ps.	11,127,010	48	Ps.	12,682,947	51
Mexico	7,237,202		35	7,738,839		33	7,783,453		31
Venezuela	2,636,870		13	3,307,777		14	3,299,810		13
Central America	1,152,119		5	1,137,476		5	1,226,272		5
	Ps.	20,932,695	100	Ps.	23,311,102	100	Ps.	24,992,482	100

IDENTIFIABLE ASSETS:
United States and Europe	Ps.	8,229,924	34	Ps.	8,220,151	35	Ps.	9,126,509	36
Mexico	11,938,114		49	11,540,237		48	12,053,087		48
Venezuela	2,768,201		12	2,821,387		12	3,056,013		12
Central America	1,237,576		5	1,073,471		5	973,217		4
	Ps.	24,173,815	100	Ps.	23,655,246	100	Ps.	25,208,826	100

CAPITAL EXPENDITURES FOR THE YEAR:
United States and Europe	Ps.	524,347	67	Ps.	425,766	65	Ps.	1,038,979	81
Mexico	248,631		32	189,769		29	152,179		12
Venezuela	—		0	38,472		6	88,332		7
Central America	7,852		1	—		0	—		0
	Ps.	780,830	100	Ps.	654,007	100	Ps.	1,279,490	100

18.                              FINANCIAL INSTRUMENTS

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

The estimated fair value of the Company’s financial instruments is as follows:

	Carrying amount		Fair value
At December 31, 2003:

Liabilities: Senior unsecured notes in U.S. dollars bearing interest at annual rate of 7.625%	Ps.	2,842,877	Ps.	2,983,031
Liabilities: Interest rate swap	53,434		53,434
Stockholder’s equity: Equity swap	276,636		343,634
Stockholders’ equity: Call option	66,904		99,143

	Carrying amount		Fair value
At December 31, 2004:

Liabilities: Senior unsecured notes in U.S. dollars bearing interest at annual rate of 7.75%	Ps.	3,345,000	Ps.	3,690,873
Liabilities: Senior unsecured notes in U.S. dollars bearing interest at annual rate of 7.625%	563,543		599,892
Liabilities: Exchange rate forward contract	1,408		1,408
Assets: Derivative financial instruments	1,918		1,918

Fair values were determined as follows:

•      The fair value of debt is estimated based on quoted market prices for similar issues or on current rates available to the Company for debt of the same maturity and similar terms.

•      The fair value of the equity swap and the call option is estimated based on quoted market prices of the share in the Mexican Stock Market and on the agreement terms.

•      The carrying value of the remainder of the long-term debt was similar to its fair value.

B)                 HEDGES

The Company has entered into futures contracts for certain key production requirements such as gas and some raw materials in order to minimize the risk in price fluctuations. These contracts are short-term and do not exceed the maximum production requirements for a one-year period.

The futures contracts for inventories and grains are classified as cash flow hedges or fair value hedges.

For the cash flow hedges, the effective portion of the gains or losses is recognized as the comprehensive income within stockholders’ equity and reclassified to income in the period or periods in which the commitment or transaction affects them (for raw materials hedges, when the inventories are sold and for gas hedges, when the energy is used). As of December 31, 2004, the Company recognized gains in the valuation of these instruments amounting to Ps.27,719 (Ps.19,601 net of taxes) from cash flow hedges which were registered as comprehensive income within stockholders’ equity. The Company expects to recognize these gains in income in the next 12 months. The Company did not determine ineffectiveness in these hedges. As of December 31, 2003 the gain or loss from these hedges was recognized when they were paid and was not significant.

During 2004, the Company entered into hedge contracts for several commitments to purchase raw materials. These contracts were classified as fair value hedges; therefore, in 2004, gains were recognized in income for a total amount of Ps.20,304. At December 31, 2004, the Company has outstanding fair value hedge contracts for an amount of Ps. 1,918.

The Company uses derivative financial instruments such as interest rate swaps to hedge its long term debt which matures in 2007 and bears interest at an annual rate of 7.625%. This hedge considers the risk created by changes in the market value conferred to interest rate fluctuations, converting the debt from a fixed rate (7.625%) to a variable rate (LIBOR plus 2.035%). Additionally, the Company entered into an agreement to receive a fixed interest rate of 5.1525% through 2004 and 5.485% from 2005 through 2007 and to pay LIBOR rate.

C)                 CONCENTRATION OF CREDIT RISK

The financial instruments which are potentially subject to a concentration of risk are principally cash, temporary investments and trade accounts receivable. The Company deposits its cash and temporary investments in recognized financial institutions. The concentration of the credit risk with respect to trade receivables is limited since the Company sells its products to a large number of customers located in different parts of Mexico, United States, Central America, Venezuela and Europe. The Company maintains reserves for potential credit losses.

Operations in Venezuela represented 13.2% of sales in 2004. The severe political and economic situation in Venezuela presents a risk to business that we cannot control and that cannot be accurately measured or estimated. The April 2002 coup, which ousted President Hugo Chávez from office for two days, marked the climax of the political instability that continued throughout 2003 and 2004. In addition, a nationwide general strike that began in early December 2002 and lasted for approximately two months caused a significant reduction on oil production in Venezuela, and has had a material adverse effect on Venezuela’s oil-dependent economy. Inflation in Venezuela reached 27.08% and 19.18% in 2003 and 2004, respectively. The Venezuelan bolivar depreciated 14.01% and 20% against the U.S. dollar during 2003 and 2004, respectively.

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

In February 9, 2004 the Venezuelan government set a single fixed exchange rate of 1,920 bolivars to U.S. $1.00. At the same time, an adjustment was made to the prices of some food products subject to price controls, including products manufactured and distributed by our operations in Venezuela.

In August 2004, a referendum took place for the revocation or ratification of President Hugo Chávez; the result was favorable for Chávez, who will continue in his position until December 2006 according to Venezuelan Law, having the option to be reelected at the end of his term for a another period of 6 years.

19.                              RELATED PARTY TRANSACTIONS

The Company owns a 10.8557% interest in GFNorte, a Mexican financial institution. In the normal course of business, the Company obtains long-term financing from GFNorte and other subsidiaries of this institution at market rates and terms. During 2004, the Company did not obtain financing from GFNorte subsidiaries.

As of December 31, 2003 and 2004, the Company had accounts payable to Archer-Daniels-Midland (ADM) of Ps.53,834 and Ps.63,634, respectively, and are included in trade accounts payable. During 2002, 2003 and 2004, the Company purchased inventory ingredients from ADM, amounting to U.S. $84 million (Ps.935,760), U.S. $111 million (Ps.1,238,367) and U.S.$103 million (Ps.1,147,531) respectively.

20.                              RECENT ACCOUNTING PRONOUNCEMENTS

In December 2003, the MIPA issued Bulletin D-3, “Labor Liabilities” (“Bulletin D-3”), which is effective as of January 1, 2005. Bulletin D-3 establishes rules for the calculation of the cost and liability for retirement benefit plans, as well as guides for the valuation of liabilities for early reduction or extinction of benefits in a retirement plan. Additionally, this bulletin provides the requirements of valuation, presentation and disclosure for other post-retirement benefits and for compensations at the end of the labor relationship. The Company’s management estimates that the adoption of this bulletin will require the recognition of a liability of approximately Ps 73,171 which will be charged to income.

21.                              DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 (see Note 3-D), including the Fifth Amendment to Bulletin B-10 and Bulletin B-15, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliation to U.S. GAAP includes a reconciling item for the effect of applying the Fifth Amendment to Bulletin B-10 and Bulletin B-15 restatement to Mexican pesos of constant purchasing power as of December 31, 2004 because, as described below, these provisions of inflation accounting under Mexican GAAP do not meet the consistent reporting currency requirements of Regulation S-X. The U.S. GAAP adjustments have been determined based on Mexican NCPI factors. The reconciliation does not include the reversal of other Mexican GAAP inflation accounting adjustments as they represent a comprehensive measure of the effects of price-level changes in the inflationary Mexican economy and, as such, are considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The principal differences, other than inflation accounting, between Mexican GAAP and U.S. GAAP and the effect on consolidated net income and consolidated stockholders’ equity are presented below, with an explanation of the adjustments.

Reconciliation of net income:

	Year ended December 31,
	2002		2003		2004
Net majority income under Mexican GAAP	Ps.	429,248	Ps.	498,741	Ps.	923,180
U.S. GAAP adjustments:
Depreciation expense (See C)	(63,137)		(55,809)		(64,520)
Impairment loss in the carrying value of idle assets (See C)	—		—		63,321
Preoperating expenses and other deferred costs (See D)	2,893		17,226		13,784
Capitalized comprehensive financing costs (See E)	2,995		2,885		3,000
Sale-leaseback transaction (See F):
Interest expense	(17,521)		(17,205)		(14,841)
Rental and depreciation expense, net	8,766		8,472		6,277
Amortization of excess of cost over book value (See G)	19,342		18,636		—
Deferred income taxes (See H)	28,779		(12,405)		85,707
Deferred employees’ statutory profit sharing (See H)	515		(366)		(1,375)
Effect of U.S. GAAP adjustments on equity method investee (See M)	(68,055)		(88,682)		(39,600)
Negative goodwill (See I):
Amortization of excess of book value over cost	(180,582)		—		—
Depreciation expense	53,570		53,271		55,388
Derivative financial instruments (See J)	—		86,402		—
Goodwill and indefinite-lived intangible assets (See K)	114,420		77,321		12,087
Loss on early extinguishment of debt (See L)	—		—		(255,419)
Monetary position gain resulting from U.S. GAAP adjustments	395		(88)		(70)
Effects of Bulletin B-15 restatement (See A)	618		23,381		—
Total U.S. GAAP adjustments	(97,002)		113,039		(136,261)
Minority interest (See B)	6,691		7,842		(9,679)
Net income under U.S. GAAP	Ps.	338,937	Ps.	619,622	Ps.	777,240
Basic and diluted earnings per share (in pesos)	Ps.	0.76	Ps.	1.39	Ps.	1.73
Weighted average shares outstanding (thousands)	446,202		445,098		450,306

Reconciliation of stockholders’ equity:

	As of December 31,
	2003		2004
Stockholders’ equity under Mexican GAAP	Ps.	13,076,030	Ps.	13,760,921
U.S. GAAP adjustments:
Property, plant and equipment (See C)	365,574		431,151
Preoperating expenses and other deferred costs (See D)	(24,541)		(13,069)
Capitalized comprehensive financing cost (See E)	(14,425)		(11,998)
Sale-leaseback transaction (See F)	(66,478)		(73,746)
Excess of cost over book value (See G)	(149,100)		(155,026)
Deferred income taxes (See H)	(50,670)		33,024
Deferred employees’ statutory profit sharing (See H)	2,048		684
Effect of U.S. GAAP adjustments on equity method investee (See M)	(293,581)		(329,786)
Negative goodwill (See I)	(836,258)		(814,099)
Derivative financial instruments (See J)	112,650		—
Goodwill and indefinite-lived intangible assets (See K)	178,881		193,797
Extinguishment of debt (See L)	—		(255,419)
U.S. GAAP adjustments attributable to minority interest	(52,991)		(79,197)
Minority interest under Mexican GAAP (See B)	(2,895,814)		(2,916,477)
Effects of Bulletin B-15 restatement (See A)	371,576		—
Total U.S. GAAP adjustments	(3,353,129)		(3,990,161)
Stockholders’ equity under U.S. GAAP	Ps.	9,722,901	Ps.	9,770,760

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

Balance at December 31, 2003	Ps.	9,722,901
Net purchases of Company’s common stock	194,018
Dividends paid	(326,082)
Deferred loss on hedging activity	(38)
Recognition of inflation effects for the year	(581,529)
Foreign currency translation adjustments	(15,750)
Net income for the year	777,240
Balance at December 31, 2004	Ps.	9,770,760

A summary of the Company’s stockholders’ equity after the U.S. GAAP adjustments described above as of December 31, 2003 and 2004 is as follows:

	2003		2004
Capital stock	Ps.	11,469,764	Ps.	11,633,015
Additional paid-in capital	3,386,304		3,458,868
Retained earnings	7,448,229		7,857,590
Accumulated other comprehensive loss	(12,581,396)		(13,178,713)
Total stockholders’ equity under U.S. GAAP	Ps.	9,722,901	Ps.	9,770,760

A)               EFFECTS OF BULLETIN B-15 RESTATEMENT

As disclosed in Note 3-C, the Company adopted the provisions of Bulletin B-15, which allows the restatement of information for prior periods for comparison purposes to information of the most current period presented, based on a weighted average restatement factor that reflects the relative inflation and currency exchange movements of the countries in which the Company operates. The restatement provisions of Bulletin B-15 do not meet the Regulation S-X requirement that the financial statements be stated in the same currency for all periods, because changes in foreign currency exchange rates are included in the restatement factor.  The U.S. GAAP adjustments to net income and stockholders’ equity reflect the difference between restating these prior periods, including the U.S. GAAP adjustments, to December 31, 2004 constant pesos utilizing the Mexican NCPI and the weighted average restatement factor.  See Note 21-R for summarized financial information prepared on a U.S. GAAP basis restated to December 31, 2004 constant pesos utilizing the Mexican NCPI.

B)                 MINORITY INTEREST

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders’ equity in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

C)                 PROPERTY, PLANT AND EQUIPMENT

Mexican GAAP allows companies the option of using a specific index, which contemplates inflation and currency exchange movements in the restatement of machinery and equipment and the related depreciation expense if such machinery and equipment is of foreign origin. The Company has elected to apply a specific index to fixed assets of foreign origin for the purposes of determining the restated balances under Mexican GAAP.  For U.S. GAAP purposes, the use of a specific index, which contemplates currency exchange changes, is not in accordance with the historical cost concept nor does it present financial information in a constant reporting currency. The impact on the net carrying value of fixed assets of restating fixed assets of foreign origin utilizing the Mexican NCPI for U.S. GAAP purposes increases stockholders’ equity as of December 31, 2003 and 2004 by Ps. 487,041 and Ps. 520,997, respectively.

Under Mexican GAAP, depreciation on idle equipment is not required if the carrying value is expected to be recovered and are subject to an impairment review. Under U.S. GAAP, those assets should continue be depreciated and subject to an impairment review. Therefore, the adjustment to property, plant and equipment decreases stockholder’s equity as of December 31, 2003 and 2004 by Ps.121,467 and Ps.153,167, respectively.

During 2004, under Mexican GAAP, the Company recognized an impairment loss amounting to Ps. 63,321 in the value of certain idle assets that were not being depreciated. Consequently, the carrying value of these idle assets as of December 31, 2004 totaled Ps. 360,684. Under US GAAP, no impairment was recognized given that the depreciation of these assets has not ceased and the carrying value as of December 31, 2004 amounts to Ps. 281,766, therefore, the impairment recognized for Mexican GAAP purposes has been reversed.

D)                PREOPERATING EXPENSES AND OTHER DEFERRED COSTS

As of December 31, 2002, under Mexican GAAP, preoperating expenses incurred were permitted to be capitalized and amortized by the Company over the period of time estimated to generate the income necessary to recover such expenses. The Company defined this period as 12 years based on prior experience. Starting January 1, 2003, under Mexican GAAP, only preoperating expenses incurred during the development stage are capitalized, whereas preoperating expenses identified as research are expensed as incurred. Additionally, the preoperating expenses capitalized until January 1, 2003 are continuing to be amortized using the straight-line method over a period not to exceed 12 years. Under US GAAP, such expenses should be treated as period expenses.

The U.S. GAAP equity adjustments of Ps.24,541 and Ps.13,069 decrease intangible assets presented in the balance sheets as of December 31, 2003 and 2004, respectively.

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

F)                  SALE-LEASEBACK TRANSACTION

Under Mexican GAAP, a sale-leaseback transaction that involves real estate is recognized with the use of the general criteria established for capital and operating lease transactions.  Based upon these criteria, a sale-leaseback of real estate was recorded by the Company as an operating lease.  Under U.S. GAAP, Statement of Financial Accounting Standards (“SFAS”) No. 98, such a transaction would be recognized as a capital lease because a continuing involvement from the seller-lessee is present, and consequently, the risks and benefits of the property are not transferred to the buyer-lessor.  The U.S. GAAP balance sheet as of December 31, 2003 and 2004 would reflect increases in fixed assets, net, of Ps.140,586 and Ps.108,099 (net of accumulated depreciation of Ps. 66,478 and Ps.73,746, respectively), respectively, and long-term debt increases of Ps.207,064 and Ps.181,845, respectively.

The capital lease under U.S. GAAP has a 15-year term with an effective date of May 1, 1996. It requires minimum annual payments of approximately U.S.$3.2 million (Ps.36,171) for the year 2005, 2006 and 2007, and approximately U.S.$11.1 million (Ps.124,479) thereafter.

G)                 AMORTIZATION OF EXCESS OF COST OVER BOOK VALUE

Under Mexican GAAP, prior to the adoption of Bulletin B-7 (See Note 3-J), the excess of the purchase price over the proportionate book value of net assets acquired is recorded as “Excess of cost over book value” for all of the Company’s acquisitions, including common control acquisitions. Under U.S. GAAP, transfers and exchanges between enterprises under common control are accounted for on a carry-over basis, and therefore, no such goodwill would be recorded.  The U.S. GAAP equity adjustments of Ps.149,100 and Ps.155,026 decrease the excess of cost over book value presented in the balance sheet as of December 31, 2003 and 2004, respectively. There is no net income reconciliation adjustment in 2004 since the Company ceased amortizing goodwill under Mexican GAAP with the adoption of Bulletin B-7.

H)                DEFERRED INCOME TAXES AND EMPLOYEES’ STATUTORY PROFIT SHARING

Under Mexican GAAP, the Company adopted the provisions of revised Bulletin D-4 for the recognition of deferred tax assets and liabilities. The accounting treatment of Bulletin D-4 is in accordance with the comprehensive asset and liability method of SFAS No. 109 “Accounting for Income Taxes”. The U.S. GAAP adjustments to net income and stockholders’ equity reflect only the deferred income taxes and employees’ statutory profit sharing generated by the other U.S. GAAP adjustments discussed elsewhere herein.

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

For both Mexican and U.S. GAAP purposes, the financial statement carrying amounts utilized in the determination of the deferred tax assets and liabilities included the inflation adjustments described in Note 3-D, and their respective tax bases also included the effects of inflation based on tax regulations.

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

Income tax expense:

The domestic and foreign components of income before taxes, employees’ statutory profit sharing, equity in earnings of associated companies and minority interest reported under Mexican GAAP are as follows:

	Year ended December 31,
	2002		2003		2004
Domestic	Ps.	114,184	Ps.	(260,108)	Ps.	167,966
Foreign	979,331		1,385,660		1,418,279
	Ps.	1,093,515	Ps.	1,125,552	Ps.	1,586,245

Provisions for domestic federal, foreign federal and state income taxes in the Mexican GAAP consolidated statements of income consist of the following components:

	Year ended December 31,
	2002		2003		2004
Current:
Domestic federal	Ps.	235,651	Ps.	48,346	Ps.	7,341
Foreign federal	72,207		245,304		363,309
Foreign state	6,911		22,176		34,442
	Ps.	314,769	Ps.	315,826	Ps.	405,092
Deferred:
Domestic federal	Ps.	37,721	Ps.	201,590	Ps.	280,327
Foreign federal	215,774		153,383		65,326
Foreign state	44,431		13,089		12,633
	Ps.	297,926	Ps.	368,062	Ps.	358,286
Total income taxes	Ps.	612,695	Ps.	683,888	Ps.	763,378

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2003 and 2004, are as follows:

	2003		2004
Deferred tax assets:
Net operating loss carryforwards and other tax credits	Ps.	1,217,334	Ps.	814,122
Customer advances and accrued liabilities	259,343		135,048
Intangible assets (c)	162,999		122,171
Other	144,350		124,023
Total gross deferred tax assets	1,784,026		1,195,364

Deferred tax liabilities:

Property, plant and equipment, net (a)	2,199,800		1,822,006
Inventories (b)	499,782		433,885
Investment in partnership and equity method investee	149,457		383,594
Other assets	35,696		17,730
Total gross deferred tax liabilities	2,884,735		2,657,215

Net deferred tax liability under U.S. GAAP	1,100,709		1,461,851
Net deferred tax liability under Mexican GAAP	1,050,039		1,494,875
Adjustment for U.S. GAAP	Ps.	50,670	Ps.	(33,024)

(a)          Principally due to the differences between restated book and tax basis, including depreciation and capitalized interest.

(b)         Principally due to the expensing of purchases for Mexican tax purposes.

(c)          Reflects a prepaid asset resulting from an intercompany transaction.

A summary of the deferred tax liability (asset) balances on a U.S. GAAP basis are as follows:

	2003		2004
Current:
Deferred tax asset	Ps.	(403,693)	Ps.	(259,071)
Deferred tax liability	529,160		433,885
	125,467		174,814
Non-current:
Deferred tax asset	(1,380,333)		(997,495)
Deferred tax liability	2,355,575		2,284,532
	975,242		1,287,037
Total	Ps.	1,100,709	Ps.	1,461,851

The provision for income tax on a U.S. GAAP basis is as follows:

	2002		2003		2004

Current	Ps.	(314,769)	Ps.	(315,826)	Ps.	(405,092)
Deferred	(269,147)		(380,467)		(272,579)
	Ps.	(583,916)	Ps.	(696,293)	Ps.	(677,671)

In addition, the Company has established a deferred liability for U.S. GAAP purposes of Ps.28,941 and Ps.24,989, at December 31, 2003 and 2004, respectively, relating to employees’ statutory profit sharing.

I)                     NEGATIVE GOODWILL

Under Mexican GAAP, prior to the adoption of Bulletin B-7 (See Note 3-J), the excess of the net book value of identifiable assets acquired over their purchase price is recorded as “Excess of book value over cost of subsidiaries acquired, net” and is permitted to be amortized over a period of time not to exceed 5 years.

Under U.S. GAAP, the excess of the fair value over the net book value of acquired identifiable assets is allocated to the book value of the non-monetary assets acquired. Once the book value has been reduced to zero, any unallocated amounts are recorded in earnings.

As of December 31, 2003 and 2004, the U.S. GAAP equity adjustment of Ps.836,258 and Ps.814,099 respectively, decrease the net fixed assets in the same amounts.

J)                    DERIVATIVE FINANCIAL INSTRUMENTS

Until December 31, 2003, under Mexican GAAP, when a company is engaged in hedging activities, the corresponding derivative financial instruments must be valued utilizing the same criteria used for the assets or liabilities that are being hedged. Changes in the fair value of derivatives are recognized in the income statement, net of costs, expenses or earnings from the assets or liabilities being hedged and the gain or loss is recognized when the hedge item is realized. Derivative financial instruments held for purposes other than hedging are recognized at their fair value with the difference between the initial and year-end fair value of the derivative assets and liabilities recognized in income, except for those financial instruments related with the Company’s own shares, which is recorded as a component of equity.

Under U.S. GAAP, all derivative instruments must be recorded on the balance sheet at fair value. On the date the derivative contracts are entered into, the Company designates the derivative as either (a) a fair value hedge or (b) a cash flow hedge. For cash-flow hedge transactions, changes in the fair value of the derivative instrument are reported in other comprehensive income. The gains and losses on cash flow hedge transactions that are reported in other comprehensive income are reclassified to earnings in the periods in which earnings are affected by the variability of the cash flows of the hedged item. For fair value hedge transactions changes in the fair value for both the hedging instrument and the hedged item are recognized in income in the period in which they occur. Derivative instruments not designated as hedge are marked to market and the impact of such is recognized in current period earnings.

At December 31, 2003, the Company realized gains of Ps. 18,943, from cash flow hedges related to corn futures contracts; these gains are deferred and reported in other comprehensive income. These deferred gains related to cash flow hedges were recognized in 2004.

As described in Note 13-D, during 2003 the Company has entered into various equity swap and call option agreements indexed to the Company’s own stock. Under Mexican GAAP, the Company has recorded the fair value of these financial instruments on the balance sheet with the difference between the initial and year-end fair value as a component of equity. Under U.S. GAAP, the fair value of such contracts has been recognized in income due to the nature of the contractual settlement provisions.

Starting January 2004, the Company adopted the provisions under Mexican GAAP of Bulletin C-10 “Derivative Financial Instruments and Hedge Operations”. As a result of this adoption, all derivative financial instruments that are not considered as hedges are recognized at fair value, which is represented initially by the price paid and, for subsequent valuations, by the market price. This valuation is recognized in income.

For cash flow hedge transactions, changes in the market value of the derivative financial instrument are recognized as other comprehensive income in stockholder’s equity, based on the evaluation of the hedge effectiveness. Gains or losses in cash-flow hedge transactions that are recognized as other comprehensive income shall be reclassified as income for the periods when the commitment or the projected transaction affects them. For fair value hedge contracts, the valuation gain or loss is recognized in income.

As stated in Note 18-B, the Company entered into two interest rate swap contracts to hedge its long-term debt, which matures in 2007. SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” does not permit synthetic instrument accounting, consequently, for U.S. GAAP purposes, both contracts have been treated as speculative contracts and have been recorded at fair value, with the offsetting changes in their fair value reported in earnings and therefore the impact under U.S. GAAP and Mexican GAAP was similar.

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

Under Mexican GAAP, until January 1, 2003, all intangible assets were amortized over their estimated useful life. Bulletin C-8 “Intangible Assets” was adopted starting January 1, 2003, and consequently, certain intangible assets (excluding goodwill) were recognized as having indefinite lives and were no longer amortized. Accordingly, amortization of indefinite-lived intangible assets ceased in 2002 for U.S. GAAP and in 2003 for Mexican GAAP. As mentioned in Note 3-J, Bulletin B-7 “Business Combinations” was adopted starting January 1, 2004, consequently, under Mexican GAAP goodwill should no longer be amortized, but subject to annual impairment tests. Accordingly, goodwill amortization ceased in 2002 for U.S. GAAP and in 2004 for Mexican GAAP.

Due to the application of Bulletin C-15 “Impairment in the Value of Long-Lived Assets and Their Disposal”, during 2004 the Company recognized in income an impairment loss in the value of intangible assets and goodwill for Ps. 6,476 and Ps. 5,611, respectively. Under U.S. GAAP, these assets had been written off in previous years.

The U.S. GAAP equity adjustment of Ps. 178,881 and Ps. 193,797 increases the excess of cost over book value in Ps. 176,649 and Ps. 185,157 and intangible assets in Ps. 2,232 and Ps. 8,640 as of December 31, 2003 and 2004, respectively, as a result of the above items.

L)                  EXTINGUISHMENT OF DEBT

As mentioned in Note 10, on December 2004, the Company issued perpetual notes for a total of Ps. 3,345,000 (U.S. $300,000 thousand) which pay interest quarterly at 7.75% annual rate. The proceeds were used mainly to repay U.S.$200 million of the 7.625% senior unsecured notes due October 2007. For the early redemption of the senior unsecured notes, the Company paid a premium of Ps.255,419. Under Mexican GAAP, this premium was recognized in intangible assets as debt issuance costs of the perpetual notes and will be amortized using the straight-line method over a period of 20 years.

Under U.S. GAAP, this premium was recognized in income. The perpetual notes represented a new debt instrument, since the exchange was not done with the holders of the old senior unsecured notes. In addition, under U.S. GAAP, all previously unamortized debt issuance costs related to the old senior unsecured notes was also written off.

M)             SUPPLEMENTAL BALANCE SHEET INFORMATION

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

During 2003 and 2004, the Company received dividends from GFNorte amounting to Ps. 55,357 and Ps. 40,844, respectively,

Condensed financial information for GF Banorte as of and for the years ended December 31:

	2003		2004
Cash and cash equivalents	Ps	.32,418,928	Ps	.39,364,922
Investment securities	19,882,789		19,898,048
Net loan portfolio	156,259,689		101,365,155
Property, furniture and equipment, net	6,024,304		5,940,998
Total assets	224,807,096		176,219,628
Deposits	171,299,078		128,397,879
Bank and other entity loans – current	19,197,913		11,416,426
Bank and other entity loans – noncurrent	11,716,555		11,617,132
Total liabilities	209,663,701		159,850,183
Majority interest	14,203,838		15,495,439
Minority interest	939,557		874,006

	2002		2003		2004
Interest income	Ps	.26,646,024	Ps	.23,631,093	Ps	.25,383,283
Interest expense	(17,388,862)		(14,505,223)		(15,388,285)
Income from continuing operations	1,952,808		2,491,462		2,804,804
Net income	2,208,924		2,339,417		2,621,149

•                       Other current liabilities:

Included within accrued liabilities and other payables as of December 31, 2003 and 2004 are accrued compensation costs (Ps.405,811 and Ps. 415,935 in 2003 and 2004, respectively) and accrued advertising costs (Ps.193,458 and Ps.192,502 in 2003 and 2004, respectively).

•                       Other stockholders’ equity:

Included within retained earnings as of December 31, 2003 and 2004 are undistributed earnings of GF Banorte amounting to approximately Ps.1,497,309 and Ps.1,749,326, respectively.

•                       Computer software:

Depreciation expense for the years ended December 31, 2002, 2003 and 2004 amounted to Ps.80,991, Ps.92,724 and Ps.90,768, respectively, on capitalized computer software cost.

N)           SUPPLEMENTAL INCOME STATEMENT INFORMATION

•                       Advertising costs:

Advertising costs, included in selling, general and administrative expenses, are expensed when the advertising first takes place. Advertising expense was Ps.544,820, Ps.641,861 and Ps.668,655 for the years ended December 31, 2002, 2003 and 2004, respectively. The Company had Ps.6,527 and Ps.25,332 of prepaid advertising costs reported as prepaid expenses as of December 31, 2003 and 2004, respectively.

•                       Shipping and handling costs:

Shipping and handling costs are included in selling, general and administrative expenses and amounted to Ps.1,104,321, Ps.1,165,228 and Ps.1,268,299 for the years ended December 31, 2002, 2003 and 2004.

•                       Operating income:

Under U.S. GAAP, certain other income items included in the Mexican GAAP financial statements of the Company, such as ESPS and amortization of other deferred costs would be included in the determination of operating income. For the years ended December 31, 2002, 2003 and 2004, these items amounted to Ps. 77,741, Ps. 57,387 and Ps. 60,686, respectively.

•                       Consumer and trade sales promotion expenses

Under U.S. GAAP, the Company has classified certain consumer and trade sales promotion expenses, such as coupon redemption costs, cooperative advertising programs, new product introduction fees, feature price discounts and in-store display incentives as a reduction of revenue. For the years ended December 31, 2002, 2003 and 2004 these items amounted to Ps. 159,642, Ps. 203,072 and Ps. 206,175, respectively.

O)                SUPPLEMENTAL CASH FLOW INFORMATION

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

	Year ended December 31,
	2002		2003		2004
Operating activities:
Net income	Ps.	338,937	Ps.	619,622	Ps.	777,240
Minority interest	208,058		185,110		182,331
Consolidated income	546,995		804,732		959,571
Adjustments to reconcile net income to resources provided by operating activities:
Monetary position gain	(176,425)		(197,742)		(242,750)
Depreciation and amortization	1,064,729		1,069,245		1,047,790
Impairment of long-lived assets	68,257		17,974		165,288
Allowance for doubtful accounts	38,013		56,953		36,222
Account receivable for disposed subsidiaries	(159,691)		—		—
Equity in earnings of associated companies, less dividends received	(109,025)		(114,307)		(187,239)
Seniority premium	9,787		8,363		8,802
Loss on sale of fixed assets and other assets	—		54,809		—
Debt issuance costs cancelled due to early extinguishment of debt	—		—		23,790
Deferred income taxes and employees’ statutory profit sharing	268,966		376,276		268,115
	1,551,606		2,076,303		2,079,589
Changes in working capital:
Restricted cash	1,495		380		647
Accounts receivable, net	(617,843)		(82,262)		(678,840)
Inventories	(325,995)		(854,776)		(530,533)
Prepaid expenses	29,260		(113,837)		(30,499)
Trade accounts payable	387,337		(184,761)		551,929
Accrued liabilities and other payable	64,168		399,812		101,578
Income taxes and employees’ statutory profit sharing payable	(33,516)		5,449		3,943
	(495,094)		(829,995)		(581,775)
Net cash provided by operating activities	1,056,512		1,246,308		1,497,814

	Year ended December 31,
	2002		2003		2004
Investing activities:
Purchases of property, plant and equipment	(782,289)		(680,000)		(900,981)
Purchases of new facilities, net of cash	—		—		(384,218)
Proceeds from sale of property, plant and equipment	170,628		12,120		189,904
Trust funds for research and development of technology	—		224,806		—
Deferred assets	(66,786)		(48,535)		(112,203)
Investments in common stock	58,267		—		—
Sale of marketable securities	—		210,168		—
Other	27,791		16,582		11,905
Net cash used in investing activities	(592,389)		(264,859)		(1,195,593)
Financing activities:
Proceeds from bank loans and long-term debt	1,977,023		2,110,637		4,553,511
Repayment of bank loans and long-term debt	(2,324,103)		(2,914,147)		(4,487,724)
Contributions by minority interest	—		147,497		94,128
Decrease of minority interest	—		(8,242)		(29,577)
Net purchases-sales of Company’s common stock and derivative financial instruments	(95,470)		292,371		283,854
Dividends paid	(103,718)		(514,101)		(552,209)
Other	(67,554)		2,695		(11,348)
Net cash used in financing activities	(613,822)		(883,290)		(149,365)

Effect of inflation on cash and temporary investments	(13,201)		6,768		(53,187)
Net (decrease) increase in cash and temporary investments	(162,900)		104,927		99,669
Cash and temporary investments at beginning of year	446,384		283,482		388,409
Cash and temporary investments at end of year	Ps.	283,484	Ps.	388,409	Ps.	488,078

During 2002, the Company had a non-cash activity in which it received marketable securities to settle a note receivable for an amount of Ps. 210,168.

Net cash flow from operating activities reflects cash payments and receipts for interest and income taxes as follows:

	Year ended December 31,
	2002		2003		2004
Interest paid	Ps.	573,823	Ps.	547,721	Ps.	549,452
Interest received	62,586		64,225		293,376
Income and asset taxes paid	429,988		367,560		530,358
Interest incurred	619,786		559,466		486,716

P)                  COMPREHENSIVE INCOME

Comprehensive income (loss) is as follows:

	Year ended December 31,
	2002		2003		2004
Net income under U.S. GAAP	Ps.	338,937	Ps.	619,622	Ps.	777,240
Other comprehensive loss, net of taxes:
Deficit from restatement	(319,153)		(327,572)		(581,529)
Deferred (loss) gain on hedge activity	23,467		(57)		(38)
Foreign currency translation adjustments	(272,630)		64,164		(15,750)
Comprehensive (loss) income under U.S. GAAP	Ps.	(229,379)	Ps.	356,157	Ps.	179,923

Foreign currency translation adjustments are presented net of tax benefits of Ps.122,393, Ps.61,579 and Ps.10,365 for the years ended December 31, 2002, 2003 and 2004, respectively.

The components of accumulated other comprehensive loss are as follows as of December 31, 2003 and 2004:

	Foreign currency translation adjustments		Deferred (loss) gain on hedging activity		Deficit from restatement		Accumulated other comprehensive loss
Balance at December 31, 2002	Ps.	646,131	Ps.	19,696	Ps.	(12,983,758)	Ps.	(12,317,931)
Current period changes	64,164		(57)		(327,572)		(263,465)
Balance at December 31, 2003	710,295		19,639		(13,311,330)		(12,581,396)
Current period changes	(15,750)		(38)		(581,529)		(597,317)
Balance at December 31, 2004	Ps.	694,545	Ps.	19,601	Ps.	(13,892,859)	Ps.	(13,178,713)

Q)                VALUATION AND QUALIFYING ACCOUNTS

The valuation and qualifying accounts are as follows:

Allowance for doubtful accounts:

For the year ended December 31,	Balance at beginning of year		Additions charged to costs and expenses		Deductions		Balance at year-end
2002	Ps.	119,459	Ps.	37,940	Ps.	(55,889)	Ps.	101,510
2003	101,510		54,776		(47,091)		109,195
2004	109,195		36,222		(30,099)		115,318

R)                 RESTATEMENT TO CONSTANT PESOS

The following presents condensed financial information prepared on a U.S. GAAP basis restated to December 31, 2004 constant pesos utilizing the Mexican NCPI. As disclosed in Note 3-D, under Bulletin B-15, the Company restated prior year balances utilizing weighted average restatement factors. The difference in the factors applied to restate prior year information to December 31, 2004 constant pesos utilizing the Mexican NCPI were:

Year	Factor
2002	1.00186
2003	1.03974

Condensed consolidated balance sheets as of December 31:

	Expressed in Thousands of Constant Mexican Pesos as of December 31, 2004
	2003		2004
Total current assets	Ps.	7,486,482	Ps.	8,097,502
Property, plant and equipment	13,347,751		12,924,780
Total assets	24,056,451		24,362,476
Short-term debt	547,713		544,298
Long-term debt	6,483,521		6,174,808
Total liabilities	11,267,548		11,596,042
Minority interest	3,066,002		2,995,674
Total stockholders’ equity	9,722,901		9,770,760

Condensed consolidated statements of income for the years ended December 31:

	Expressed in Thousands of Constant Mexican Pesos as of December 31, 2004
	2002		2003		2004
Net sales	Ps.	20,811,820	Ps.	24,026,418	Ps.	24,786,307
Gross profit	7,697,915		8,602,444		8,751,646
Operating income	1,563,497		1,870,307		1,893,164
Majority net income	338,937		619,622		777,240

S)                  RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board (“FASB”) issued a revision to Statement of Financial Accounting Standards No. 123 (“SFAS No. 123R), “Share-Based Payment”. SFAS No. 123R supersedes Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”. SFAS No. 123R requires that all stock-based compensation, including options, be expensed at fair value as of the grant date over the vesting period. Companies will be required to use an option pricing model to determine compensation expense, consistent with the model used in the already required disclosures of SFAS No. 148 “Accounting for Stock-Based Compensation-Transition and Disclosure”. SFAS No. 123R is effective for interim and fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a significant impact on its financial condition or results of operations.

In November 2004, the FASB issued SFAS No. 151 “Amendment of ARB No. 43, Chapter 4”. This statement amends the guidance in Accounting Research Bulletin No. 43 “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal”. In addition, this statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a significant impact on its financial condition or results of operations.

Report of Independent Auditors

To the Shareholders of

Grupo Financiero Banorte, S. A. de C. V.

and subsidiaries:

We have audited the accompanying consolidated balance sheet of Grupo Financiero Banorte, S. A. de C.V. and subsidiaries (the “Holding”), as of December 31, 2004, and the related consolidated statement of income, of changes in stockholder’s equity, of changes in financial position and of cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 3, the Holding is required to prepare and present its consolidated financial statements in accordance with accounting practices prescribed by the Mexican Banking and Securities Commission (the “Commission”) for financial groups. Those rules differ from Mexican Generally Accepted Accounting Principles as further described in Note 4. The consolidated financial statements of the Holding as of December 31, 2004 are subject to review by the Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Holding as of December 31, 2004, and the results of their operations, changes in financial position and cash flows for the year then ended in conformity with accounting principles prescribed by the Mexican Banking and Securities Commission.

PricewaterhouseCoopers

Monterrey, N. L., March 28, 2005

GRUPO FINANCIERO BANORTE, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003

(Amounts stated in thousands of Mexican Pesos of December 2004 purchasing power)

(Notes 1, 2, 3, 4, 5, 20, 23, 30, 31, 32 and 33)

ASSETS	2004	2003	LIABILITIES	2004	2003
		(Unaudited)			(Unaudited)
CASH AND CASH EQUIVALENTS (Note 6)	Ps 39,364,922	Ps 32,418,928	DEPOSITS:
			Demand deposits (Note 17)	Ps 65,270,352	Ps 69,764,923
			Time deposits (Note 18)
INVESTMENT SECURITIES (Note 7):			General public	50,805,612	79,516,587
Trading securities	10,649,819	9,751,519	Money market	12,321,915	22,017,568
Available-for-sale securities	242,423	252,960	TOTAL DEPOSITS	128,397,879	171,299,078
Held-to-maturity securities	9,005,806	9,878,310
TOTAL INVESTMENT SECURITIES	19,898,048	19,882,789
			BANK AND OTHER ENTITY LOANS (Note 19):
			Demand loans	4,613,903	4,995,979
SECURITIES AND DERIVATIVES TRADING (Note 8):			Short term	6,802,523	14,201,934
Unassigned values pending payment	—	1,366	Long term	11,617,132	11,716,555
Debit balances on repo transactions	50,231	53,743		23,033,558	30,914,468
Derivatives trading	5,441	3,043
	55,672	58,152
			SECURITIES AND DERIVATIVES TRADING (Note 8):
CURRENT LOAN PORTFOLIO (Notes 9 and 11):			Unassigned values pending payment	—	1,208
Commercial portfolio	46,416,917	40,237,060	Credit balances on repo transactions	76,415	226,476
Loans to financial intermediaries	399,255	2,670,361	Derivatives trading	8,805	12,849
Consumer loans	11,409,898	9,130,857		85,220	240,533
Mortgage loans	18,523,263	15,516,662	OTHER PAYABLES:
Loans to government entities	18,616,357	82,450,066	Income tax and employees’ statutory profit sharing	288,381	280,877
Loans to FOBAPROA or IPAB (Note 10)	6,947,510	7,049,536	Sundry creditors and other payables	3,386,974	3,980,300
TOTAL CURRENT LOAN PORTFOLIO	102,313,200	157,054,542		3,675,355	4,261,177

PAST-DUE LOAN PORTFOLIO (Notes 9 and 11):			OUTSTANDING SUBORDINATED NOTES (Note 21)	4,609,920	2,880,062
Commercial portfolio	632,210	2,017,458
Consumer loans	339,122	483,540	DEFERRED CREDITS	48,251	68,383
Mortgage loans	819,776	1,247,018
Loans to government entities	13,005	8,549
TOTAL PAST-DUE LOAN PORTFOLIO	1,804,113	3,756,565	CONTINGENCIES AND COMMITMENT (Note 22)	—	—
TOTAL LOAN PORTFOLIO	104,117,313	160,811,107	SUBSEQUENT EVENTS (Note 34)	—	—
ALLOWANCE FOR LOAN LOSSES	2,752,158	4,551,418	TOTAL LIABILITIES	159,850,183	209,663,701
NET LOAN PORTFOLIO	101,365,155	156,259,689
			STOCKHOLDERS’ EQUITY (Notes 24,25, 26 and 27):
CREDIT ASSET PORTFOLIO (Note 12)	2,149,194	2,177,612	PAID-IN CAPITAL:
			Capital stock	5,620,776	5,620,655
OTHER RECEIVABLES, NET	2,859,458	2,352,108	Paid stock premiums	1,670,347	1,670,347
			TOTAL PAID-IN CAPITAL	7,291,123	7,291,002
FORECLOSED ASSETS (Note 13)	364,902	1,184,667
			EARNED SURPLUS:
PROPERTY, FURNITURE AND EQUIPMENT, NET (Note 14)	5,940,998	6,024,304	Capital reserves	1,510,698	1,391,193
			Retained earnings	13,493,203	12,037,056
PERMANENT STOCK INVESTMENTS (Note 15)	1,876,721	1,796,580	Deficit on restatement of stockholders’ equity	(5,734,223)	(5,734,223)
			Loss from holding nonmonetary assets	(3,686,511)	(3,120,607)
DEFERRED TAXES, NET (Note 28)	677,915	1,023,032	Net income	2,621,149	2,339,417
OTHER ASSETS (Note 16):			TOTAL EARNED SURPLUS	8,204,316	6,912,836
Other assets, deferred charges and intangibles	1,666,643	1,629,235	MINORITY INTEREST IN STOCKHOLDERS’ EQUITY	874,006	939,557
			TOTAL STOCKHOLDERS’ EQUITY	16,396,445	15,143,395
TOTAL ASSETS	Ps 176,219,628	Ps 224,807,096	TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	Ps 176,219,628	Ps 224,807,096

MEMORANDUM ACCOUNTS (Note 29)

The accompanying notes are part of these consolidated financial statements

GRUPO FINANCIERO BANORTE, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

(Amounts stated in thousands of Mexican Pesos of December 2004 purchasing power)

	2002
	(Unaudited)
Interest income	Ps	26,645,822
Interest expense	(17,388,730)
Monetary gain, relative to net interest income	84,471

NET INTEREST INCOME	9,341,563

Allowance for loan losses	(902,630)

NET INTEREST INCOME ADJUSTED FOR CREDIT RISKS	8,438,933

Fee and commission income	5,394,227
Fee and commission expense	(1,252,035)
Brokerage income	427,819
	4,570,011

TOTAL OPERATING INCOME	13,008,944
Administrative and promotion expenses	(10,901,377)

OPERATING INCOME	2,107,567

Other income	2,673,088
Other expenses	(2,627,357)
	45,731
INCOME BEFORE INCOME TAX AND
EMPLOYEES’ STATUTORY PROFIT SHARING	2,153,298

Current income tax and employees’ statutory profit sharing (Note 30)	(373,940)
Deferred income tax and employees’ statutory profit sharing (Note 16)	(7,854)

	(381,794)

INCOME BEFORE EQUITY IN EARNINGS OF NONCONSOLIDATED SUBSIDIARY AND ASSOCIATED AND AFFILIATED COMPANIES, AND MINORITY INTEREST	1,771,504
Equity in earnings of nonconsolidated subsidiary and associated, and affiliated companies, Net	181,288

INCOME FROM CONTINUING OPERATIONS BEFORE MINORITY INTEREST	1,952,792
Discontinues operation, extraordinary departure and changes in accounting standards	450,180
	2,402,972

Minority interest	(194,062)

NET INCOME (Notes 26 and 27)	Ps	2,208,910

The accompanying notes are part of these consolidated financial statements

GRUPO FINANCIERO BANORTE, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(Amounts stated in thousands of Mexican Pesos of December 2004 purchasing power)

(Notes 1, 2, 3, 4, 5, 23, 31, 32 and 33)

	2004	2003
		(Unaudited)

Interest income	Ps 25,383,283	P 23,631,093
Interest expense	(15,388,285)	(14,505,223)
Monetary (loss) gain, relative to net interest income	(137,582)	58,389
NET INTEREST INCOME	9,857,416	9,184,259

Allowance for loan losses	(1,192,489)	(853,009)
NET INTEREST INCOME ADJUSTED FOR CREDIT RISKS	8,664,927	8,331,250

Fee and commission income	5,928,067	5,233,213
Fee and commission expense	(966,260)	(859,174)
Brokerage income	888,625	1,033,646
	5,850,432	5,407,685
TOTAL OPERATING INCOME	14,515,359	13,738,935
Administrative and promotion expenses	(11,183,142)	(11,079,774)
OPERATING INCOME	3,332,217	2,659,161

Other income	2,196,713	2,689,774
Other expense	(2,231,986)	(2,811,993)
	(35,273)	(122,219)

INCOME BEFORE INCOME TAX AND EMPLOYEES’ STATUTORY PROFIT SHARING	3,296,944	2,536,942

Current income tax and employees’ statutory profit sharing (Note 28)	(497,976)	(362,009)
Deferred income tax and employees’ statutoryprofit sharing (Note 28)	(216,489)	104,920
	(714,465)	(257,089)

INCOME BEFORE EQUITY IN EARNINGS OF NONCONSOLIDATED SUBSIDIARY AND ASSOCIATED AND AFFILIATED COMPANIES, AND MINORITY INTEREST	2,582,479	2,279,853
Equity in earnings of nonconsolidated subsidiary and associated, and affiliated companies, Net	222,325	211,609

INCOME FROM CONTINUING OPERATIONS BEFORE MINORITY INTEREST	2,804,804	2,491,462
Discontinued operations, extraordinary departure and changes in accounting standards	—	731
	2,804,804	2,492,193
Minority interest	(183,655)	(152,776)
NET INCOME (Notes 26 and 27)	Ps 2,621,149	Ps 2,339,417

The accompanying notes are part of these consolidated financial statements

GRUPO FINANCIERO BANORTE, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY FOR THE YEAR ENDED DECEMBER 31, 2002

(Amounts stated in thousands of Mexican Pesos of December 2004 purchasing power)

(Notes 26,27,28 and 29)

	PAID-IN CAPITAL			EARNED SURPLUS
						Deficit in	Gain (loss) from
					Prior Years	Restatement	holding non-	Net	Total	Minority	Total
	Capital	Variable	Paid Stock	Capital	Retained	of Capital	monetary	income of	majority	Interest in	Stockholders’
	Stock	Capital stock	Premiums	reserves	Earnings	Accounts	assets	the year	interest	Capital	equity
Balance at January 1, 2002 (Unaudited)	Ps3,350,955	Ps2,252,967	Ps1,625,320	Ps1,074,216	Ps9,303,638	Ps(5,734,177)	Ps(3,126,807)	Ps1,739,948	Ps10,486,060	Ps919,804	Ps11,405,864

CHANGES RESULTING FROM RESOLUTIONS ADOPTED BY STOCKHOLDERS:

Issuance of stock (stock repurchase)	—	(704)	13,517	(5,603)	—	—	—	—	7,210	7,210
Appropriation of income					1,739,946			(1,739,948)	—	—	—
Reserves created				85,420	(85,420)
Dividend decreed in Ordinary General assembly					(558,021)				(558,021)		(558,021)
Of stockholders at September 30, 2002

CHANGES RELATED TO THE RECOGNITION OF COMPREHENSIVE INCOME:

Net income of the year								2,208,910	2,208,910		2,208,910
Gain (loss) from holding non-monetary assets							101,496		101,496		101,496

Comprehensive income for the year (Note 29)							101,496	2,208,910	2,310,406		2,310,496

MINORITY INEREST										(26,316)	(26,316)
Balance at December 31, 2002 (Unaudited)	Ps3,350,955	Ps2,252,263	Ps1,638,837	Ps1,154,033	Ps10,400,143	Ps(5,734,177)	Ps(3,025,311)	Ps2,208,910	Ps12,245,565	Ps893,488	Ps13,139,143

GRUPO FINANCIERO BANORTE, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(Amounts stated in thousands of Mexican Pesos of December 2004 purchasing power)

	PAID-IN CAPITAL			EARNED SURPLUS
						Deficit in	Gain (loss) from
		Variable			Prior Years	Restatement	holding non-	Net	Total	Minority	Total
	Capital	Capital	Paid Stock	Capital	Retained	of Capital	monetary	income of	majority	Interest in	Stockholders’
	Stock	stock	Premiums	reserves	Earnings	Accounts	assets	the year	interest	Capital	equity

Balance at January 1, 2003 (Unaudited)	$3,350,982	$2,252,281	$1,638,851	$1,154,043	$10,400,229	($5,734,223)	($3,025,335)	$2,208,926	$12,245,754	$893,496	$13,139,250

CHANGES RESULTING FROM RESOLUTIONS ADOPTED BY STOCKHOLDERS:

Issuance of stock (stock repurchase)		17,392	31,496	128,420	(86,301)	—	—		91,007	—	91,007
Appropriation of income					2,208,926			(2,208,926)	—	—	—
Reserves created				108,730	(108,730)						—
Dividend declared on October 16, 2003					(377,068)				(377,068)		(377,068)
CHANGES RELATED TO THE RECOGNITION OF COMPREHENSIVE INCOME:
Net income of the year								2,339,417	2,339,417		2,339,417
Loss from holding non-monetary assets							(95,272)		(95,272)		(95,272)
Total comprehensive income (Note 26)							(95,272)	2,339,417	2,244,145		2,244,145
MINORITY INEREST										46,061	46,061

Balance at December 31, 2003 (Unaudited)	3,350,982	2,269,673	1,670,347	1,391,193	12,037,056	(5,734,223)	(3,120,607)	2,339,417	14,203,838	939,557	15,143,395

CHANGES RESULTING FROM RESOLUTIONS ADOPTED BY STOCKHOLDERS:
Issuance of stock (stock repurchase)		121		4,690					4,811		4,811
Appropriation of income					2,339,417			(2,339,417)
Reserves created				114,815	(114,815)
Dividend declared on October 4, 2004					(511,899)				(511,899)		(511,899)
CHANGES RELATED TO THE RECOGNITION OF COMPREHENSIVE INCOME:
Net income of the year								2,621,149	2,621,149		2,621,149
Gain (loss) from holding non-monetary assets							(41,796)		(41,796)		(41,796)
Foreclosed assets reserve (methodology dated August 20, 2004)							(524,108)		(524,108)		(524,108)
Loss on sale of portfolio per COMMISSION resolution 601-II-34966					(258,539)				(258,539)		(258,539)
Loss on foreclosed assets and allowances for loan losses created by Arrendadora Banorte, S. A. de C. V.					(15,066)				(15,066)		(15,066)
Income regarding a three-months period of Generali México Compañía de Seguros, S. A. de C. V., recorded in prior years
Retained earnings					17,049				17,049		17,049
Comprehensive income for the year (Note 26)					(256,556)	—	(565,904)	2,621,149	1,798,689		1,798,689

MINORITY INTEREST										(65,551)	(65,551)

Balance at December 31, 2004	$3,350,982	$2,269,794	$1,670,347	$1,510,698	$13,493,203	$(5,734,223)	$(3,686,511)	$2,621,149	$15,495,439	$874,006	$16,369,445

The accompanying notes are part of these consolidated financial statements

GRUPO FINANCIERO BANORTE, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE YEAR ENDED DECEMBER 31, 2002

(Amounts stated in thousands of Mexican Pesos of December 2004 purchasing power)

	2002
	(Unaudited)
OPERATING ACTIVITIES:
Net income of the year	Ps	2,208,910
Items charged (credited) to income that did not affect resources:
Allowance for loan losses	902,630
Depreciation and amortization	838,914
Deferred taxes	7,854
Minority interest	(194,062)
Provision for other obligations	775,273
Equity in earnings of nonconsolidated subsidiary and associated and affiliated companies, net	(181,288)
Unrealized investment income	51,044

	4,409,275
Items related to operations:
Increase in deposits	69,591,773
Increase in investment securities	(5,558,217)
Increase in bank and other entity loans	22,464,032
Decrease in credit assets portfolio	921,189
Increase in loan portfolio	(72,666,551)
Increase in deferred taxes	(72,325)
Increase in derivatives trading	902,850
Increase in accounts receivable and payable	(1,357,925)

Resources provided by operating activities	18,634,101

FINANCING ACTIVITIES:
Issuance of outstanding subordinated debentures	1,288,810
Common stock repurchase	7,212
Decree Dividends	(558,019)

Resources used in financing activities	738,003

INVESTMENT ACTIVITIES:
Decrease in foreclosed assets	236,043
Decrease in permanent stock investments	474,510
Increase in deferred charges and credits	(533,585)
Net purchases of property, furniture and equipment	(2,533,520)

Resources used in investment activities	(2,356,552)

Increase in cash and cash equivalents	17,015,552
Cash and cash equivalents at beginning of year	8,881,688

Cash and cash equivalents at end of year	Ps	25,897,240

GRUPO FINANCIERO BANORTE, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(Amounts stated in thousands of Mexican Pesos of December 2004 purchasing power)

	2004	2003
		(Unaudited)
OPERATING ACTIVITIES:
Net income of the year	Ps2,621,149	Ps2,339,417
Items charged (credited) to income that did not affect resources:
Allowance for loan losses	1,192,489	853,009
Depreciation and amortization	1,070,737	993,946
Deferred taxes	216,489	(104,920)
Minority interest	183,655	152,776
Provision for other obligations	236,478	(206,684)
Equity in earnings of nonconsolidated subsidiaries and associates and affiliated companies, net	(222,325)	(211,609)
Unrealized investment income	(17,473)	27,491
	5,281,199	3,843,426
Items related to operations:
(Decrease) increase in deposits	(42,901,199)	14,295,328
Decrease (increase) in investment securities	2,214	(6,894,883)
Decrease in bank and other entity loans	(7,880,910)	(10,244,143)
Decrease (increase) in credit assets portfolio	28,418	(144,431)
Decrease in loan portfolio	53,702,045	6,290,833
Decrease (increase) in deferred taxes	128,628	(31,298)
Decrease in securities and derivatives trading	(152,833)	(655,159)
(Decrease) increase in accounts receivable and payable	(1,329,650)	1,465,935
Loss on sale of portfolio per COMMISSION resolution 601-II-34966	(258,539)	—
Past-due loan portfolio reserves created of Arrendadora Banorte, S. A. de C. V.	(11,008)	—

Resources provided by operating activities	6,608,365	7,925,608

FINANCING ACTIVITIES:
Issuance of outstanding subordinated debentures	1,729,858	46,338
Issuance of common stock	—	91,007
Income of Generali México Compañía de Seguros, S. A. de C. V. Recorded in prior years retained earnings	17,049	—
Repurchase of common stock	4,811	—
Dividends declared	(511,899)	(377,068)

Resources provided by (used in) financing activities	1,239,819	(239,723)

INVESTMENT ACTIVITIES:
Decrease in foreclosed assets	819,765	148,209
Increase in permanent stock investments	(672,925)	(664,975)
Increase in deferred charges and credits	(412,383)	(398,833)
Purchases of property, furniture and equipment	(632,589)	(248,598)
Loss on foreclosed assets of Arrendadora Banorte, S.A. de C.V	(4,058)	—

Resources used in investment activities	(902,190)	(1,164,197)

Increase in cash and cash equivalents	6,945,994	6,521,688
Cash and cash equivalents at beginning of year	32,418,928	25,897,240

Cash and cash equivalents at end of year	Ps39,364,922	Ps32,418,928

The accompanying notes are part of these consolidated financial statements

GRUPO FINANCIERO BANORTE, S. A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002, 2003 AND 2004

(Amount stated in thousand of Mexican Pesos)

	2002	2003	2004
	(Unaudited)	(Unaudited)

OPERATING ACTIVITIES:

Net income of the year	$2,205,517	$2,432,461	$3,082,612

Items charged (credited) to income that did not affect cash:
Unrealized investment income	44,892	26,317	(16,418)
Allowance for loan losses	805,531	793,005	1,168,637
Depreciation and amortization	749,598	928,446	1,048,014
Deferred taxes	4,785	(97,636)	214,875
Provision for other obligations	707,519	(196,000)	236,478
Minority interest	(177,102)	(144,879)	183,655
Income (loss) of sales from furniture and equipment	(55,484)	745	(47,481)
Equity in earnings of nonconsolidated subsidiaries and associates and affiliated companies, net	—	200,671	(222,325)
	2,079,739	1,510,669	2,565,435

Items related to operations:
(Decrease) increase in deposits	63,509,902	13,556,375	(42,901,198)
Decrease (increase) in loan portfolio	(66,315,963)	5,965,667	53,702,045
(Decrease) increase in credit assets portfolio	840,683	(136,964)	28,419
Decrease (increase) in investment securities	(5,180,930)	(6,425,768)	2,214
(Decrease) increase in securities and derivatives trading	823,947	(621,294)	(152,833)
(Decrease) increase in bank and other entity loans	20,500,821	(9,714,616)	(7,880,910)
Decrease (increase) in deferred taxes	(66,004)	(29,680)	128,628
(Decrease) increase in accounts receivable and payable	(1,239,251)	1,390,160	(1,329,652)
Income of Generali México Compañía de Seguros, S. A. de C. V. recorded in prior years retained ernings	—	—	17,049
Increase in deferred charges and credits	(486,953)	(378,218)	(412,383)
Decrease in foreclosed assets	215,415	140,548	819,765
Loss on foreclosed assets of Arrendadora Banorte, S. A. de C. V.	—	—	(4,058)
Loss on sale of portfolio per Commission resolution 601-II-34966	—	—	(258,539)
Past-due loan portfolio reserves created of Arrendadora Banorte, S. A. de C. V.	—	—	(11,008)

Cash provided by operating activities	16,886,923	7,689,340	7,395,586

FINANCING ACTIVITIES:

Issuance of outstanding subordinated debentures	1,176,176	43,943	1,729,859
Repurchase of common stock	6,581	86,303	4,811
Dividends declared	(509,252)	(357,577)	(511,899)

Cash provided by (used in) financing activities	673,505	(227,331)	1,222,771

INVESTMENT ACTIVITIES:

Purchases of property, furniture and equipment	(5,212,028)	(1,771,539)	(2,009,812)
Sales of property, furniture and equipment	3,082,807	1,664,795	1,535,716
Permanent stock investments	428,538	(628,917)	(507,538)

Cash used in investment activities	(1,700,683)	(735,661)	(981,634)

Effects of inflation on cash and cash equivalents	(439,708)	(429,064)	(690,729)

Increase in cash and cash equivalents	15,420,037	6,297,284	6,945,994

Cash and cash equivalents at beginning of year	8,105,292	24,445,877	32,418,928

Cas and cash equivalents at end of year	$23,525,329	$30,743,161	$39,364,922

GRUPO FINANCIERO BANORTE, S. A. DE C. V., AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

(Amounts stated in thousands of Mexican Pesos of December 2004 purchasing power, except for the number of shares and per share amounts,
debentures and exchange rates)

The accompanying financial statements included herein are an English translation of the financial statements as filed with the Mexican CNBV on March 31, 2005. Statements of cash flows for the years ended December 31, 2004, 2003 and 2002 have been supplementary included herein. The accompanying financial statements are presented pursuant to Rule 3-09 of Regulation S-X of the United States Securities and Exchange Commission (“SEC”).  Audited financial information is included herein for the year ended December 31, 2004 as pursuant to the significance tests. The years ended December 31, 2003 and 2002 were not significant and therefore unaudited financial statements are being furnished for these periods in lieu of audited statements.  Additional disclosure requirements as required by the SEC are included in Note 35.

NOTE 1 - DESCRIPTION OF BUSINESS:

Grupo Financiero Banorte, S.A. de C.V. and subsidiaries (the HOLDING) is authorized by the Secretaría de Hacienda y Crédito Público (Mexican Ministry of Finance and Public Credit, or “SHCP”) to be incorporated and operate as a financial group in the terms established in the Ley para Regular las Agrupaciones Financieras (Financial Groups Regulation Law or “LRAF”), subject to inspection and oversight by the Comisión Nacional Bancaria y de Valores (Mexican Banking and Securities Commission or “the COMMISSION”). Its operations consist of rendering all kinds of banking services and acting as a broker in the securities market, as well as acquiring and managing shares issued by insurance, pension and bonding institutions, leasing and financial factoring companies, mutual funds and any other type of companies or financial entities allowed by the SHCP, pursuant to the provisions of the LRAF. Its operations are regulated by the COMMISSION, the Instituciones de Crédito (Credit Institutions) Law (the LIC), the Banco de México (Central Bank of Mexico or “BANXICO”) Law and the Securities Market Law. Likewise, its non-consolidated subsidiaries are regulated according to its business by the COMMISSION, the Comisión Nacional de Seguros y Fianzas (Mexican Insurance and Bonding Commission), the Comisión Nacional del Sistema de Ahorro para el Retiro (Mexican Commission for the Retirement Savings System) and other applicable laws.

Among the powers that it may exercise in its capacity as a regulator of financial groups, the COMMISSION may review the financial information of the HOLDING and require changes to be made thereto.

The HOLDING has entered into a liability agreement in conformity with the LRAF, through which it assumes unlimited responsibility for the payment of all liabilities of each of its subsidiary companies.

NOTE 2 - HIGHLIGHTS:

Bank Division

During 2004 and 2003, the HOLDING developed several business strategies in order to continue projecting a solid structure and offering more competitive banking products; the most important of which are described below:

a.               Issuance of subordinate notes internationally.

In an Extraordinary Meeting held on January 27, 2004, the stockholders of Banco Mercantil del Norte, S. A., Institución de Banca Múltiple, Grupo Financiero Banorte (BANORTE), approved the issuance of Preferred Subordinated Notes not convertible to capital stock (Step-up Subordinate Callable Notes) denominated in U.S. dollars through a public offering in the Luxembourg Stock Exchange, for a maximum amount of US$300,000,000 with a 10-year term (maturing January 2014).  Interest is payable every six months and the principal will be repaid at the end of maturity. The objective of this note issuance was to prepay in June 2004, the subordinated notes denominated in Investment Units (UDI) not convertible to capital stock (BANORTE 01U).

On February 10 and 13, 2004, respectively, the final placement was completed as follows:

1.               A principal amount of US$250,000,000 with an interest rate of 5.875%.

2.               An additional amount of US$50,000,000 with an interest rate of 5.875%.

b.              Exchange of FOBAPROA promissory notes.

As part of the measures adopted to face the economic crisis which arose at the end of 1994, the Mexican Congress passed the Ley de Protección al Ahorro Bancario (“Law for the Protection of Bank Savings”), effective January 20, 1999, creating the Instituto para la Protección del Ahorro Bancario (“Institute for the Protection of Bank Savings” or “IPAB”), which replaced the Fondo Bancario de Protección al Ahorro (“Banking Savings Protection Fund” or “FOBAPROA”) which continues operating with the sole objective of managing the operations of the “Portfolio Capitalization and Purchase Program.”

The Law for the Protection of Bank Savings enabled banks that had participated in the Portfolio Capitalization and Purchase Program (PCCC) to swap their FOBAPROA promissory notes for IPAB promissory notes with similar terms.

In June 2002, the IPAB advised the banks participating in the PCCC of its intention to adopt certain procedures and conditions applicable to the banks involved, with respect to the mechanics for the exchange of FOBAPROA promissory notes for IPAB promissory notes.

In July 2002, BANORTE filed for an injunction to suspend the procedures and conditions established by the IPAB for the aforementioned exchange, on the grounds that they were without any legal foundation and contained ambiguous and open terms.  On September 30, 2003, the court found in favor of BANORTE but the IPAB filed an appeal with the appropriate court.  On July 12, 2004, an agreement was formalized between the IPAB and the four banks still participating in the PCCC.

As part of this agreement, the parties desisted from all legal actions and the banks agreed to a new audit and obtained from authorities the commitment to make this audit final and definitive.  This audit covers the Management, Corporate Identity, Existence and Legitimacy of loans sold and their Legality (GEL).  Finally, in order to temporarily support the observations made by the Federal Auditor with respect to minor loans (less than Ps 200), without accepting that their inclusion in the portfolio sale has violated previously agreed rules, the banks set up a guarantee trust to cover their eventual liability with respect to loans questioned by the auditor.

As a result of this agreement, the FOBAPROA promissory notes dated March 31, 2004, were exchanged for notes payable by the IPAB, net of the amounts in the checking accounts of the trusts deducting collection of the loans.  The amounts of these notes shall be adjusted in accordance with the results of the audits and shall be exchanged for IPAB notes.  The GEL audit started on October 4, 2004 and the results and conclusions of the firms conducting the audit should be available during the second quarter of 2005.

At March 31, 2004, value date of the exchange transaction reached in the agreement, the amount of Bank assets involved was as follows:

Concept	Balance of FOBAPROA promissory notes		Balance in checking accounts		Obligation assumed by the IPAB		Expiration date

Trust 1989-0	Ps	4,493,489	Ps	(1,195,136)	Ps	3,298,353	Nov – 2005
Trust 1990-4	6,752,724		(2,111,467)		4,641,257		Jun - 2006
Trust 1991-2	1,434,510		(170,025)		1,264,485		Dec - 2006
Total	Ps	12,680,723	Ps	(3,476,628)	Ps	9,204,095

BANORTE assigned Ps144,336 from the notes payable by the IPAB to the guarantee trust at the same value date.  Of the Ps144,366, Ps62,499 related to Trust 1989-0 and Ps81,837 to Trust 1990-4, respectively.

At December 31, 2004, the amounts of Bank assets involved were as shown in Note 10.

c.               Expense Reduction and Efficiency Program (Organizational Restructuring).

During 2004, in order to reduce costs and improve the position and financial indices of HOLDING, an expense reduction and efficiency program was implemented, resulting in the closing of approximately 73 branches and a reduction in the work force by approximately 2,009 employees.

d.              Sale of Loan Portfolios between related parties (BANORTE and BANCEN).

On December 31, 2004, 8 contracts were signed covering the transfer to BANORTE (buyer) from Banco del Centro, S. A., Institución de Banca Múltiple, Grupo Financiero Banorte (BANCEN - seller and related party) of the rights to receive cash flows from collecting the loans included in each contract, as well as from the sale of assets related to the aforementioned loans.

Certain contracts establish that the loans will continue to be the property of BANCEN or of Sólida Administradora de Portafolios, S. A. de C. V., (Sólida), and that these entities shall continue to be in charge of the administration, collection and loan recovery functions, with the logistical support of Sólida when stipulated in the contract.  Finally, of the total cash flows received every month by BANCEN, the administrative expenses and collection costs and loan recoveries shall be deducted and with the remaining cash flow shall be applied in favor of BANORTE.

The contracts were effective as of December 1, 2004; the amounts paid for each contract were as follows (See Note 12):

Project	Type of portfolio	Month of acquisition	Amount of portfolio		Proportion purchased	Amount paid		Portfolio amount at December 31, 2004		Balance to be amortized at December 31, 2004
Bancrecer I	Mortgage	December 2004	Ps	1,333,000	27.55%	Ps	356,181	Ps	1,279,000	Ps	345,934
Serfin Santander	Mortgage and commercial	December 2004	1,314,000		29.32%	408,721		1,445,000		403,706
Bital I	Mortgage	December 2004	2,123,000		19.92%	423,252		2,114,000		421,256
Bancomer II	Commercial	December 2004	343,000		5.26%	17,826		272,000		17,736
Confia III	Mortgage	December 2004	491,000		25.27%	124,755		491,000		124,256
Bital II	Mortgage	December 2004	1,685,000		10.21%	170,431		1,685,138		171,533
Bancomer III	Mortgage	December 2004	807,000		25.53%	204,570		807,000		206,211
Total			Ps	8,096,000		Ps	1,705,736	Ps	8,093,138	Ps	1,690,632

The contracts will remain in effect until all loans are collected, recovered, restructured, or else until all assets related to such loans are sold or paid.

e.               Sale of IPAB-Bancrecer portfolio to Banco JP Morgan S. A., Institución de Banca Múltiple , JP Morgan Grupo Financiero, División Fiduciaria (Banco JP Morgan).

On December 22, 2004, the IPAB-Bancrecer Promissory note (loan agreement entered into by and between the IPAB and the Bank of Mexico for the capitalization of BanCrecer) was sold for Ps45,940,406, to a trust created in Banco JP Morgan, transferring the rights to collect interest and principal, for the issuance of stock certificates (BANORCB 04) in the amount of Ps45,940,406, for a five-year period and with a TIIE daily average interest rate plus 0.40 basic points to be paid monthly, while the principal is payable in a lump sum, this reducing the FOBAPROA and IPAB portfolio of BANORTE at the end of the year by 83% overall.  (See Note 9, paragraph a., number (3)).

The IPAB portfolio after this transaction amounted to Ps12,370,387 at December 31, 2004, of which Ps5,422,877 corresponded to the IPAB debt to BANORTE resulting from the purchase of Banpaís and BANCEN (shown in Loans to Government Entities) and Ps6,947,510 (see Note 10) corresponded to the exchange of FOBAPROA promissory notes of the new portfolio capitalization and purchase program for the notes payable by IPAB described in paragraph b. above.

This issuance received the following ratings: mxAAA, Aaamx and AAA(mex) from Standard & Poor´s, Moody´s and Fitch, respectively.

The proceeds received from the above transaction was paid to BANORTE, which used the majority of such proceeds to invest in through the acquisition of stock certificates (BANORCB 04) and to undertake repo transactions with qualified investors.  At December 31, 2004, BANORTE maintained an amount of Ps44,296,652, under the item “Securities receivable from repo transactions”, corresponding to stock certificates (BANORCB04) and representing 38% approximately of the total current position with respect to repo transactions with customers.  BANORTE´s management accounted for this transaction as described in Note 3 ff. (Securitization).

Savings and Welfare division

Acquisition of shares of Generali México Compañía de Seguros, S. A.

On December 19, 2003, the HOLDING entered into a sale agreement of shares with the following entities: Maatschappij Graafschap Holland, N.V. (Participatie - company of Dutch origin), Assicurazioni Generali, S. A. (Generali - company of Italian origin) and Transocean Holding Corporation (Transocean - company of Northamerican origin) to acquire shares in the the capital stock of Generali México Compañía de Seguros, S. A. (Generali México).

The net payment made by the HOLDING amounted Ps84,290,220 (7.560 million US dollars), after the tax withholding, which amounted to US$90,000, representing 51% of the capital stock of Generali Mexico.  As a result, goodwill was recognized amounting to Ps42,372 (3.771 million US dollars), which is included in the “Other assets, deferred charges and intangible assets” line item in the balance sheet.

In conformity with the share sale agreement, the HOLDING proceeded to make the full payment of such shares within a term not beyond December 29, 2003.  Likwise, the acquisition of Generali México was funded by internal resources of the HOLDING, including resources in operating cash flow and dividends received from its subsidiaries.

Given that Generali México is an entity belonging to the Savings and Welfare division of the HOLDING, this acquisition was accounted for at the end of 2003 using the equity method and classified in the “Permanent investment in shares” item of the balance sheet in the amount of Ps48,352 (Ps 45,853 nominal value) (See Note 15).  Furthermore, in a General Extraordinary Meeting held on March 30, 2004, the stockholders agreed to the merger of Seguros Banorte Generali, S. A. de C. V. (Seguros Banorte Generali), Grupo Financiero Banorte and Generali México, effective as from April 1, 2004, with the latter as the surviving company.  Consequently, Seguros Banorte Generali ceased to exist as an independent legal entity, incorporating all its assets and liabilities at March 31, 2004 to those of Generali México, the latter changing its name to Seguros Banorte Generali, S.A. de C.V. As a result of the above, between January 1 and March 31, 2004, Generali México recognized net income of $17,049, which was recorded in stockholders’ equity under the item “Income from prior years” (see Note 26).

At May 20, 2004, the General Management of Insurances and Securities of the Ministry of Finance and Public Credit, through official letter 366-IV-350 731.1/32095, authorized the merger between Generali México, as the merging company and Seguros Banorte Generali, as the merged company, as well as the respective merger agreement entered into as of March 31, 2004. Such authorization established that the merging company shall be the universal assignee of all assets, rights and liabilities of the merged company.

NOTE 3 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accompanying financial statements have been prepared in accordance with the accounting standards established by the COMMISSION through circular 1456, 1448, 1458 and 10-234 applicable to Financial Groups, Credit Institutions, Auxiliary Credit Organizations, and Broker-Dealers, respectively, which were updated in October 2000 by Circular 1489, 1488, 1490, effective January 1, 2001. These Circulars modify various accounting rules in order to add disclosure rules related to interim financial information. It also incorporates the concept of comprehensive income, changes the recording and valuation rules for past due mortgage loans and establishes rules for the recording, valuation, presentation and disclosure of investment securities, derivative financial instruments, loan portfolios, guarantees and related party transactions.

In the absence of a specific accounting rule from the COMMISSION, the following standards must be applied in order: Mexican Generally Accepted Accounting Principles (“MEX GAAP”), as issued by the Mexican Institute of Public Accountants (“MIPA”), International Financial Reporting Standards Boards (“IFRS”) and United States Generally Accepted Accounting Principles (“US GAAP”), as issued by the Financial Accounting Standards Board (“FASB”).

The financial statements of the HOLDING and its subsidiaries at December 31, 2004 are subject to the approval of the COMMISSION, which is empowered to require make any changes therein.

The most significant accounting policies, including the concepts, methods and criteria relative to the recognition of the effects of inflation on the financial information, are summarized below:

a.               Consolidated financial statements

The accompanying consolidated financial statements include the financial statements of the HOLDING and its subsidiaries which pertain to the financial sector, including the retirement funds management company, companies that render supplementary or auxiliary services to banking institutions and real estate management companies. Permanent equity investments in mutual funds, as well as investments in insurance, bonding and pension fund companies are accounted for by the equity method, as the HOLDING has significant influence on their management. All significant transactions between companies have been eliminated for the purposes of these consolidated financial statements.

Summarized financial data of the significant unconsolidated subsidiaries is as follows:

	2004
						Stockholders’		Net Income
Company	Interest	Assets		Liabilities		equity		for the year

Fianzas Banorte, S.A. de C.V.	99.99	Ps	283,839	Ps	203,821	Ps	80,018	Ps	15,655
Seguros Banorte Generali, S.A. de C.V.	51.00	4,131,837		3,383,685		748,152		208,968
Pensiones Banorte Generali, S.A. de C.V.	51.00	5,861,204		5,637,319		223,885		27,676
Generali México Compañía de Seguros	51.00	—		—		—		—
Total		Ps	10,276,880	Ps	9,224,825	Ps	1,052,055	Ps	252,299

	2003
						Stockholders’		Net Income
Company	Interest	Assets		Liabilities		equity		for the year

Fianzas Banorte, S.A. de C.V.	99.99	Ps	252,893	Ps	151,794	Ps	101,099	Ps	9,295
Seguros Banorte Generali, S.A. de C.V.	51.00	2,666,141		2,271,150		394,991		155,076
Pensiones Banorte Generali, S.A. de C.V.	51.00	5,169,739		4,973,530		196,209		57,681
Generali México Compañía de Seguros	51.00	741,368		646,794		94,574		3,700
Total		Ps	8,830,141	Ps	8,043,268	Ps	786,873	Ps	225,752

b.              Recognition of the effects of inflation on the financial information

The HOLDING´s financial statements have been restated in terms of purchasing power as of the end of the most recent fiscal year, thus recognizing the effects of inflation through that date.  The financial statements of prior years have been restated in terms of purchasing power at the end of the latest balance sheet period presented and therefore, amounts differ from those originally published. Consequently, the financial statements for all periods are comparable since they are all stated in currency of the same purchasing power.

To recognize the effects of inflation, the following procedures were followed:

Balance sheets:

Property, furniture and equipment were restated based on factors derived from the Investment Unit (“UDI”) reference value.

Foreclosed assets are considered monetary assets and, therefore, their carrying value is not restated for inflation.  They form part of the basis for calculating the HOLDING´s monetary gain or loss. Subordinated notes and permanent investments in entities which do not recognize the effect of inflation are considered monetary items.

Permanent investments are valued using the equity method of accounting under the specific cost method, and the difference between the restatement of the balance at the beginning of the period based on the restatement factor and the increase or decrease from applying the equity method is recognized as a gain (loss) from holding non-monetary assets.

Paid-in capital and earned surplus are restated based on the UDI factor, in order to maintain stockholders’ equity in pesos of constant purchasing power.

The deficit in restatement of stockholders’ equity represents the change in the specific level of prices of non-monetary assets vis-à-vis the UDI reference value.

Statements of income:

The consolidated statements of income for the years ended December 31, 2004 and 2003, are presented in purchasing power pesos as of December 31, 2004, for which the historical amounts for transactions are restated by a factor obtained by dividing the UDI reference value at December 31, 2004 by the UDI value at the date such transactions occured.

The gain or loss on monetary position represents the gain or loss, in real purchasing power terms, of the value of monetary assets and liabilities caused by inflation. It is calculated based on average daily balances.

Depreciation of non-monetary assets is determined based on their restated value.

The annual average balance of monetary assets used in the determination of the gain (loss) on monetary position for the period amounted to Ps194,289,112 (Ps195,289,552 in 2003), and comprises the following items, among others: cash equivalents, investment securities, loan portfolio, debit balances in repo transactions, transactions with derivative financial instruments, other assets and prepaid expenses.

The annual average balance of monetary liabilities used in the determination of the gain (loss) on monetary position for the period amounted to Ps192,156,192 (Ps196,389,086 in 2003), and comprises the following items, among others: deposits, interbank and other entity loans, credit balances in repo transactions, income tax and employees’ profit sharing payable, and subordinated notes.

In the other statements:

The statement of changes in financial position presents such changes in constant pesos, based on the financial position at the end of the prior year restated in terms of purchasing power at the end of the latest period.

c.               Cash and cash equivalents

Cash and cash equivalents are recorded at nominal value, except for precious metals, which are valued at their fair value at year-end.  Cash and cash equivalents in foreign currency are valued at the exchange rate published by BANXICO at the end of the year.

Cash and cash equivalents also includes the amount of short-term interbank loans (call money granted), when the term does not exceed three bank working days.

d.              Investment securities

Investment securities include government and fixed income securities, and are classified as trading securities, available-for-sale securities and held-to-maturity securities. The latter are recorded at historical cost, plus the return from those securities calculated in accordance with the imputed interest or straight-line method, as the case may be, and recognized as earned in the statement of income as accrued. The classification of investments is determined according to the intention of the HOLDING’s management as of the date of purchase. A transfer of securities between categories may occur.

Trading securities and available-for-sale securities are stated at their fair value (market value), which represents the amount for which an instrument can be traded between two willing independent parties. The fair value is determined based on prices provided by a price supplier authorized by the COMMISSION. The difference between the fair value and the historical cost plus accrued interest is recorded as income in the case of trading securities, and in stockholders’ equity in the case of available-for-sale securities.

Held-to-maturity securities are recorded at their historical cost and the yields obtained are recorded in income for the year.

The HOLDING will not be able to capitalize or distribute the earnings derived from the valuation of any of its investment securities until these are collected in cash.

The transfer of securities between categories, requires the express authorization from the COMMISSION, except for transfers from available-for-sale securities to trading securities and transfers from held-to-maturity securities to any other category.

Upon transferring available-for-sale securities to trading securities, the accumulated effect of the “Gain (loss) from valuation of available-for-sale securities” is transferred to income for the year.

Available-for-sale securities are transferred to held-to-maturity securities.  The amount of the “Gain (loss) from valuation of available-for-sale securities” is amortized to income over the remaining life of the securities.

e.               Unassigned values pending payment

Through official letter 601-II-DGDEE-189001 dated December 19, 2001, the COMMISSION established the accounting treatment relative to range operations (not assigned nor paid) and value date (assigned but pending payment), carried out by banks, which is obligatory as of January 1, 2002, from which date, the HOLDING applied such accounting treatment to its financial statements.

Consequently, in range operations with BANORTE and BANCEN as the buyer, it recognizes an asset for the securities receivable and a liability for the payment commitment agreed, whereas when BANORTE and BANCEN acts as the seller, it recognizes an asset position for the collection right agreed and a liability for securities deliverable.  The asset and liability representing securities receivable or deliverable are valued at their fair value, affecting income for the year.  The asset and liability representing collection right or payment commitment agreed are recorded at nominal value.  A net asset/liability position is shown in the balance sheet under “Unassigned values pending payment”.

For value date transactions, BANORTE and BANCEN apply recording and valuation rules described in paragraph f. below, and they apply paragraph d. above for presentation purposes.

f.                 Repo transactions

Transactions relative to the trading of securities under a repo agreement are recorded at a previously agreed price.  These transactions recognize a premium over the agreed price that is recorded in income as accrued and earned in accordance with the date of maturity of the agreement.

Repo transactions represent the trading of financial instruments, with the obligation for the HOLDING to resell or repurchase such financial instruments at a previously agreed price.  These transactions recognize a premium on the agreed price, which is recognized in income as accrued; they are stated at present value and market value, respectively, recognizing the effects in income for the period.  In repo transactions two positions are recorded, an asset position and a liability position, as described below:

i.             When the HOLDING acts as the buyer, the asset represents the present value of the price at maturity, and the liability represents the market value of securities to be delivered.

ii.          When the HOLDING acts as the seller, the asset represents the market value of the securities receivable, and the borrowing position represents the present value of the price at maturity.

The items denominated “Debit balances on repo transactions” and “Credit balances on repo transactions” represent the excess of the fair market value of the securities covered by repo transactions over the present value of the price at maturity when the HOLDING acts as seller or buyer, respectively. In order to comply with the presentation rules, the balance sheet shows an individual netting of the asset and liability position for each transaction carried out by the HOLDING.  The debit or credit balances resulting from the aforementioned procedure are never offset, not even in the case of transactions with a single entity in which the HOLDING acts as both seller and buyer.

The debit and credit portions represented by the securities receivable or payable in the transactions are valued in conformity with the standards contained in Statement B-2 “Investment in Securities” of Circular 1488 issued by the COMMISSION, with reference to trading securities.

The effects of the valuation of asset and liability positions are recorded in income and are considered as unrealized gains or losses; consequently, they are not available for capitalization or distribution to the stockholders until they are realized in cash.

Additionally, the asset and liability positions, with the HOLDING acting as seller and buyer, are recorded in memorandum accounts.

Interest, premiums, gains and losses and the effects of valuation are presented in income for the year under the captions “Interest income”, “Interest expense” and “Brokerage Income, net”, respectively.

g.              Derivative financial instruments

As of January 1, 2005, the standards contained in Statement C-10 “Derivative Financial Instruments and Hedging Transactions”, issued by the Mexican Institute of Public Accountants, became effective.  This Statement establishes and details the recording, valuation and disclosure criteria applicable to all derivative financial instruments and hedging transactions, and requires evaluating the effectiveness of the hedge of risks covering fair value, cash flows and net investment in subsidiaries located abroad, and requiring that gains and losses on these instruments be recognized in the statements of income or stockholders’ equity.

The HOLDING’s management has a hedging position in its derivative financial instruments considered highly effective covering changes in the fair value or cash flows of these instruments, that range between 80% and 125% of inverse correlation.

In January 1, 2005, the HOLDING’s management carried out an evaluation of the effects that could result from the adoption of this new Statement and determined that they will not be significant.

The HOLDING considers contracts entered into with other primarily financial entities as derivative financial instruments, when they meet the following characteristics:

1.               The price is determined in accordance with the price of one or more underlying assets.

2.               One or more face amounts or payment provisions, or both, are incorporated.

3.               The underlying face amounts or payment provisions, jointly with the specific characteristics of each contract, determine the settlement terms of each instrument.  In some cases, such as call and put options, they determine whether or not a settlement is required.

4.               Cash settlements are permitted or, if applicable, settlements are carried out by delivering an asset that places the other party in conditions similar to the effect of a cash settlement.

Derivative financial instrument transactions are recorded at their agreed value and valued in accordance with their intended use, whether for hedging or trading purposes.

The HOLDING has entered into the following derivative financial instruments and hedging transactions, recorded and valued at year-end as follows:

Trading transactions:

1.               Forward contracts

In this type of transaction, the buyer and seller record an asset and liability position. In the case of the buyer, the transaction is recorded and the fair value at which the parties are willing to carry out the transaction is recorded at year end.  The liability at closing is maintained at face value. On the other hand, the seller records and values the transaction in the opposite way, that is, the asset is maintained at face value and the liability is recorded at fair value.

2.               Futures contracts

At the time these contracts are entered into, an asset and liability are recorded for the face value of the contracts, and they are valued, on a daily basis, at fair value, and all changes in value are recognized in income.

3.               Option contracts

When the HOLDING acts as the buyer of the option, it records the premium paid as an asset in securities and derivatives trading, and this is adjusted to fair value at each closing.

When the HOLDING issues the option, it records the cash received and a liability in securities and derivatives trading.  The latter is adjusted to fair value at each closing.

4.               Swaps

The Group records swap contracts that are held for trading purposes at the fair value of the cash flows receivable or payable.

In the case of derivative financial instruments denominated in foreign currency, the  resulting amounts are translated into local currency using the exchange rate published by BANXICO.

Changes in the fair value of the cash flows receivable or payable are included in the statement of income under “Brokerage income”.

Assets or liabilities arising from the valuation of  these derivative financial instruments are shown on the balance sheet under the Securities and Derivatives Trading caption.

Hedging transactions:

1.               Future and forward contracts

In this type of transactions, the buyer and seller each record an asset and liability.  In the case of the buyer, the asset reflects the spot price (price or equivalent of underlying asset in the market); subsequently, the liability is valued is valued at the fair value of the underlying asset.  The liability is maintained at the face value of the contract.  On the other hand, the seller records and values the transaction in the opposite way, that is, the asset is maintained at face value and the liability is initially recorded at spot price and subsequently valued at the fair value of the underlying asset.

The difference between the face value and the spot price of the underlying asset is recorded as a deferred charge or credit and amortized by the straight-line method over the term of the contract.

2.               Option contracts

When the HOLDING acts as the buyer of the option to cover an open risk position, it records the premium paid as an asset in Securities and Derivatives trading, and this is adjusted to fair value at each closing.

When the HOLDING issues the option or acts as the seller to cover an open risk position, it records the premium collected as a liability under Securities and Derivatives Trading, and this is adjusted to fair value at year end.

3.               Swaps

For swap contracts that qualify as hedges, the HOLDING recognizes an asset (cash flow receivable) and a liability (cash flow payable) which are carried on the same basis of valuation as the underlying item being hedged, and which are shown as a net figure on the balance sheet.

In the case of derivative financial instruments denominated in foreign currency, the  resulting amounts are translated into local currency using the exchange rate published by BANXICO.

Changes in the fair value of forward and future contracts that qualify as hedges are recorded if the underlying item being hedged is carried at market value.

Changes in the fair value of the cash flows receivable or payable are included in the same line of the statement of income in which the income from valuation of the primary position is recorded. Assets or liabilities arising from the valuation of  derivative financial instruments are shown on the balance sheet together with the primary position of the item hedged.

The fair value of the derivative instruments held for trading as well as for hedging purposes, is determined by independent experts using formal valuation techniques.

BANXICO´s authorizations to operate derivative financial instruments:

By official letter no. S33/17007 dated June 16, 2004 (S33/16396 dated July 18, 2003), BANXICO authorized BANORTE to indefinitely act as a broker and to perform the following transactions in over-the-counter and/or recognized markets:

(1)          Future and swap transactions on:

•                  Nominal or effective interest rates, involving securities issued or guaranteed by the Mexican Government or by foreign governments with respect to which there is a reference market rate or price.

•                  Foreign currencies, involving local currency against foreign currency and foreign currency against foreign currency.

(2)          European option transactions on:

•                  Foreign currencies, involving local currency against foreign currency and foreign currency against foreign currency.

Further by official letter S33/17068 dated July 21, 2004, BANXICO authorized BANORTE, for a 180-day period, to perform the aforementioned option transactions over interest rates and options over interest rate swaps, for up to Ps7,000,000.

In addition, through official letter no. S33/17169 dated August 30, 2004 (S33/16397 dated July 18, 2003), BANXICO authorized BANCEN to indefinitely act as a broker and to perform the following transactions in over-the-counter and/or recognized markets:

(1)          Future transactions on:

•                  Nominal or effective interest rates, under which securities issued or guaranteed by the Mexican Government or by foreign governments, are comprised with respect to which there is a reference market rate or price.

•                  Foreign currencies, comprising local currency against foreign currency and foreign currency against foreign currency.

(1)          Swap transactions on:

•                  Nominal or effective interest rates, under which securities issued or guaranteed by the Mexican Government or by foreign governments, are comprised with respect to which there is a reference market rate or price.

h.              Settlement accounts

When dealing with operations performed by the HOLDING regarding investment in securities, repo transactions, loans of securities and derivative financial instruments, once these transactions reach maturity and as long as the corresponding payment is not received as agreed in the respective contract, the amount of outstanding operations receivable or payable is recorded in settlement accounts.

Assets and liabilities are settled and their net amount are shown in the balance sheet when having the contractual right to settle recorded amounts while the company intends to pay them on a net basis or to realize the assets and pay the liabilities simultaneously or else financial assets and liabilities are of the same nature or arise from a single contract, have the same term of maturity and are paid simultaneously.

i.                  Loan portfolio

Banking Sector

Loans and commercial instruments in effect or renewed are stated at nominal value in accordance with the LIC. Loans are granted based on an analysis of the financial position of the borrower, the economic feasibility of investment projects and the other general characteristics established by the LIC, as well as the manuals and internal policies of the HOLDING.

The loan portfolio balances shown in the balance sheet represent amounts effectively lent to borrowers plus uncollected accrued interest, less any interest collected in advance. The loan portfolio balance is presented net of the allowance for loan losses.

Loans are considered past due for the total unpaid balance when BANORTE has not received payment of interest or principal during the following periods of time:

•                  Loans payable in a single installment of principal and interest upon maturity, when 30 days or more days past due.

•                  Loans payable in a single installment upon maturity and periodic interest payments, when interest is 90 days or more past due, or principal is 30 days or more past due.

•                  Loans payable in periodic installments of principal and interest, when 90 days or more past due.

•                  Revolving loans, when they are two monthly billing periods or 60 days or more past due.

•                  Mortgage loans, when there are periodic installments of principal and interest 90 days or more past due.

The unpaid balances of the loans are also considered past due when the debtor is known to have been declared in bankruptcy in accordance with the Mexican Bankruptcy Law.

Interest is recognized as income as accrued. However, interest ceases to be recognized when the loans in question are transferred to the past due loan portfolio.

With respect to uncollected accrued ordinary interest corresponding to loans considered past due, an allowance is established in an amount equivalent to its total amount, when the loan is transferred to the past due loan portfolio.

As long as the loans are part of the past due portfolio, further accrued interest is accumulated in memorandum accounts.  Such interest is recognized as income when collected.

As of 2004, in relation with the application of loan losses to income, the HOLDING’s Management establishes that only qualified loan losses of risk degree “E” can be so applied, with 100% reserves constituted under the qualification rules established or including a specific reserve or a legal irrecoverability report at that date, when all administrative, extrajudicial and judicial collection efforts having been exhausted, or else, when it is practically impossible to recover the balance.

Commissions from loans granted are recognized in income when charged.

Restructured loans are considered as past due until sustained payment is evidenced, which is when banks receive the complete payment, without delay, for three consecutive monthly periods, or the collection of one installment in cases where the installment period is greater than 60 days.

Loans that are rolled over at maturity and for which the debtor has not paid the accrued interest and at least 25% of the original principal amount are categorized as past due until sustained payment is evidenced.

Auxiliary Credit Organizations and Activities Sector

The brokerage portfolio is recorded as follows:

•                  Assigned portfolio – The amount of the portfolio assigned to the subsidiary is shown as loan portfolio, reduced by the difference (appraisal) between the loan portfolio and the funded amount.

•                  Income from the acquisition of notes (interests) – It is calculated in advance, monthly, due and at the due date, and shown in the brokerage portfolio.  Both are applied to income as accrued.

The financial leasing portfolio is recorded as follows:

•                  Financial leasing (capitalized) – It is recorded as a direct loan, considering the total amount of agreed rents as accounts receivable and considering the difference between such amount and the cost of leased goods as unrealized profits.

•                  Operating lease (pure) – It is represented by assets of the subsidiary given to third parties for their temporary use, for a determined period of time equal to or greater than six months.  The rents from operating leases are recorded in income as earned.

j.                  Preventive allowance for loan losses

On August 20, 2004, the COMMISSION issued new General Rules applicable to the Methodology of Loan Portfolio Rating applicable to credit institutions (New Rules for the Rating of Loan Portfolios). These rules became effective as of December 1, 2004.  The previous rules covering the rating of the commercial, mortgage, and consumer loan portfolio derived from credit card and consumer transactions for the acquisition of durable consumer goods contained in Circulars 1480, 1460, 1449 and 1493, respectively, obligatory until November 30, 2004, were superseded.

The New Rules for Loan Portfolio Rating establish general methodologies for the rating and constitution of preventive allowances for loan losses for each type of loan, and also allow credit institutions to rate and develop preventive allowances based on internal methodologies, previously authorized by the COMMISSION.

The Internal Loan Losses Rating (CIR Banorte – own methodology) implemented by the HOLDING, is focused on serving as a valuator of personal loan assets, as well as a tool to identify the different risk levels faced by each borrower through the assignment of an individual risk level.  Likewise, it evaluates the financial, operating and credit viability of borrowers, it evaluates collaterals for the loans, serves as a basis to perform the quality migration analysis of the loan portfolio, estimates possible failure to comply and expected losses, unifies loan selection and authorization criteria determined by the HOLDING, respecting differences between industries and business segments, and determines the preventive allowances necessary for the portfolio loan losses.

Based on the aforementioned, the New Rules for the Rating of the Loan Portfolio cover mainly the following:

The procedure for the commercial loan portfolio rating establishes that credit institutions shall apply the methodology (general or internal) established, using information relative to the quarters concluding in March, June, September and December each year, and recording in the financial statements the preventive allowances at the date of such statements. Likewise, for the two months subsequent to the end of each quarter, the company shall apply the corresponding rating to the related loan used at the end of the prior quarter to the loan balance recorded on the last day of the aforementioned months.  Any recovery of the previous loan losses portfolio should be applied to the preventive allowance for loan losses and not to the income for the year.

In the case of the consumer and mortgage loan portfolio, the rating procedure, constitution of preventive reserves and recording in the financial statements shall be carried out at month end, assuring that the company includes in its determination the elements referring to the accounting periods reporting non-conformity, the probability of noncompliance, the severity of the loss in proportion to its amount and the nature of loan guarantees.

The commercial loan portfolio rating is performed separately, including loans payable by a single debtor whose balance is equal to or higher than 900,000 UDIs at the date of the actual rating.  Those loans for which the balance is below the aforementioned amount are rated in a parametrical manner, considering the months of the first noncompliance and assigning reserve percentages when dealing with a restructured or unrestructured loan portfolio.  Up to November 30, 2004, the commercial loan portfolio rating was made separately for at least 80% of the balance of such portfolio, for which the balances were equal to or higher than 700,000 UDIs at the date of the actual rating.  The remaining 20% was rated in a parametrical manner according to its historical payment behavior in the last four quarters.

The HOLDING applied the methodology for internal risk rating CIR-Banorte certified by the COMMISSION to the closing of the last quarter of 2004, in order to establish the debtor’s rating, except for loans granted to State and Municipal Governments and their Decentralized Agencies, in which case the HOLDING acted in accordance with the procedures established by the COMMISSION.  At December 31, 2004 there were no material effects on the financial statements as a result of applying the new methodology.

The HOLDING constitutes additional preventive allowances of 100% for those loans granted without previously consulting a loan information company (Credit Bureau) or that, after consulting it, present past due debts.  Likewise, the HOLDING’s Management can create estimates as deemed convenient if it concludes that the measurement process for loan losses requires it.

All portfolio write-offs, cancellations or discounts are charged to the preventive allowance for loan losses.

COMMISION’s authorizations for rating models for proprietary credit loan portfolio:

The COMMISSION issued official letters number DGSIF “A” 601-II-96079 (two-year period as from December 1, 2004), 601-II-34991 and 601-II-28584, dated December 1, 2004, May 19, 2004 and June 18, 2003, respectively, through which BANORTE was granted temporary consent (for the years ended December 31, 2004 and 2003, respectively) and conditioned to an internal rating model for the commercial portfolio.

In the case of BANCEN, the COMMISSION issued official letters number DGSIF “A” 601-II-96080 (two-year period as from December 1, 2004), 601-II-34992 and 601-II-28585, dated December 1, 2004, May 19, 2004 and June 17, 2003, respectively, through which it was granted temporary consent (for the years ended December 31, 2004 and 2003, respectively) and conditioned to an internal rating model for the commercial portfolio.

k.               Loan portfolios

Loan portfolios acquired by BANORTE and BANCEN are recorded at their historic cost represented by the amounts actually paid for the transfer of the rights over the cash flows generated by these portfolios.

Additionally, the HOLDING capitalizes the interest expense and the monetary gain or loss associated with the financing of these acquisitions during the first three months after the purchase. During this time, the Holding  also capitalizes the expenses originated by preoperative activities such as the reception of files and databases from the seller, assignment of cases to executives, adaptation and loading of data into the operating systems, notifications to debtors, etc. Once the preoperative stage has concluded and the portfolio collecting activities begin, these items are amortized in the proportion in which the associated asset (loan portfolio) is reduced, either by collections, debt forgiveness or write-offs or allowances for doubtful accounts. The HOLDING performs financial projections of  future cash collections in order to determine the loan portfolios amortization. In accordance with the HOLDING’s policies, loan portfolios are classified as long-term, although part of them is recovered or amortized in the short-term.

The HOLDING amortizes the loan portfolios cost in the proportion that the acquisition cost represents over the total nominal value of the portfolio. In addition, the amortization expense may be adjusted based on financial projections of future collections.

The HOLDING  recognizes the amounts recovered as income. The costs associated with the collections are recognized as accrued.

l.                  Loss sharing with FOBAPROA

As discussed in Note 10, in accordance with the rules established by the COMMISSION, BANORTE recognizes the shared loss generated by its participation in FOBAPROA loan portfolio flows.

During the period from January to December 2004, BANORTE recognized provisions in income in the amount of Ps89,674 (Ps55,668 in 2003), relating to the loss sharing and incentives agreement based upon the FOBAPROA loan portfolio cash collections.

m.            Other accounts receivable and payable

Amounts due from miscellaneous debtors and creditors of the HOLDING that have not been recovered or paid to within 60 or 90 days following their initial recording (depending on the type of balances involved), are charged to income, regardless of likelihood of eventual recovery or payment.

n.              Impairment of Long-Lived Assets and their Disposal

As from January 1, 2004 the standards contained in Statement C-15 “Impairment of Long-Lived Assets and their Disposal” issued by the MIPA became effective.  This Statement contains general standards covering the identification and recording of losses due to impairment or reduction in value of long-lived assets, tangible or intangible, including goodwill.  The HOLDING’s management considers that except in the case of its real property and that owned by its real estate subsidiaries, it was not necessary to carry out a study to determine the impairment of long-lived assets, since there are other factors that indicate that there are no signs of impairment in such assets.

Regarding property, the HOLDING’s management has not prepared a formal plan to evaluate possible impairments, however, it has a profitability analysis of its branches, where those assets are located, and maintains a profitability criteria that allows to timely detect such cases, that when presented, are sold or written off in a short-term period.

With respect to foreclosed assets, these standards are not applicable due to the situation stated in paragraph p. and in Note 4 paragraph f.

o.              Property, furniture and equipment

Property, furniture and equipment and installation expenses are stated at their restated value, determined by applying factors derived from UDIs to their historical cost.

Depreciation is calculated by applying the straight-line method based on the useful lives of assets estimated by the HOLDING´s management, on the historical cost as well as on increases from restatement.

The amount of the depreciation and amortization charged to income was Ps1,070,737 and Ps993,946 in 2004 and 2003, respectively.

p.              Foreclosed assets

Foreclosed assets are recorded at the value at which they are assigned by the courts, which should be the lower of cost or net realization value. Assets received as debt settlements are recorded in a similar manner.  In the event that the book value of the portfolio including the allowance for loan losses exceeds the value of the foreclosed assets, the amount of the allowance is adjusted.

Foreclosed assets are considered monetary items and are not subject to restatement for inflation.

The recorded value of these assets can be subsequently written down if there is sufficient evidence that the value at which the asset can be sold is lower than its carrying value.

Furthermore, with the issuance of the New Rules for Loan Portfolio Rating, credit institutions should create additional provisions on a quarterly basis to recognize the potential value losses from the passage of time in assets foreclosed judicially or extra-judicially or received as payment, both personal and real property, as well as collections rights and investment securities received as foreclosed assets or received in payment.

Additional provisions recognizing potential value losses due to the passage of time on foreclosed assets, both personal or real property, are determined in conformity with the following charts:

Personal property, collection rights and investment securities

Time elapsed since the
allocation or transfer
in payment (months)	Allowance %

Up to 6	0
More than 6 and up to 12	10
More than 12 and up to 18	20
More than 18 and up to 24	45
More than 24 and up to 30	60
More than 30	100

Real property

Time elapsed since the
allocation or transfer
in payment (months)	Allowance %

Up to 12	0
More than 12 and up to 24	10
More than 24 and up to 30	15
More than 30 and up to 36	25
More than 36 and up to 42	30
More than 42 and up to 48	35
More than 48 and up to 54	40
More than 54 and up to 60	50
More than 60	100

In this connection, the HOLDING’s management adopted as of December 1, 2004, the New Rules for Loan Portfolio Rating issued by the COMMISSION and at December 31, 2004, this generated a charge to stockholders’ equity, within the item “Prior Years Retained Earnings”, in the amount of Ps516,215 and Ps7,893, as an accumulated initial financial effect derived from the first application of the New Rules, which is shown in the consolidated statement of changes in stockholders’ equity and changes in financial position of BANORTE and BANCEN, respectively (see Note 13).

q.              Leases

The HOLDING classifies leases as capital or operating based on whether or not the risks and benefits of ownership are transferred to the lessee.

r.                 Permanent stock investments

The HOLDING recognizes its investments in non-consolidated subsidiaries, as well as in associates, by using the equity method based on their book value in accordance with the last available financial statements of these entities. The difference between the investment balance at the beginning of the period, as restated for inflation, and the equity value of the investee at the end of the period is shown in the income statement as a gain or loss from holding non-monetary assets.

Equity gains (losses) in associated and affiliated companies for the year amounted to Ps222,325 and Ps211,609 in 2004 and 2003, respectively.

s.               Goodwill

The goodwill represents the excess of the cost of shares of subsidiaries over their book value. This goodwill is stated at nominal value less the corresponding accumulated amortization.

The goodwill is amortized by using the straight-line method and applying a 20% rate to the historical value.

As of the date Statement B-7 “Business Acquisitions” issued by the MIPA, becomes effective, goodwill is no longer amortized and its value is subject to annual impairment tests (see Note 16).

t.                 Intangible assets

Intangible assets are recognized on the balance sheet provided that they are identifiable, provide future economic benefits and such benefits are controlled.  Intangible assets with an indefinite useful life are not amortized and intangible assets with a definite useful life are systematically amortized, based on the best expectation of future economic benefits.  The value of these assets is subject to an annual impairment evaluation (see Note 16).

At December 31, 2004 and 2003, the adoption of the standards contained in Statement C-8 “Intangible Assets” issued by the MIPA had no significant effects on the financial position of the HOLDING.

u.              Income tax and employees’ profit sharing

Income tax and employees’ profit sharing charged to income each year are determined based on the taxable income determined by the HOLDING, in conformity with current laws and regulations.

The HOLDING recognizes the effect of deferred taxes determined by the asset-and-liability method, in accordance with Statement D-4, “Accounting for Income Tax, Asset Tax and Employees´ Profit Sharing”, issued by the MIPA, by comparing the accounting and tax values of the assets and liabilities at the balance sheet dates. Temporary differences arising from this comparison are multiplied by the tax rate in effect. Employees’ profit sharing is calculated by taking into consideration the temporary differences of the year applying the corresponding tax rate, which will presumably result in future liabilities or benefits.

The net deferred tax effect is presented in the balance sheet as an asset under the caption “Deferred taxes”.

v.              Restructured loan trusts

Restructured loan trusts in UDIs are financially consolidated with the HOLDING.

w.            Customer deposits

Customer deposits, including promissory notes with a yield payable at maturity, are recorded at the amount received plus accrued interest.  Interest, determined at the end of each month according to the number of days elapsed, is recorded as accrued.

x.                Labor liabilities

In accordance with the Mexican Federal Labor Law, the HOLDING is obligated to pay seniority premiums as well as other payments that employees may be eligible for in the event of dismissal under certain circumstances.

The HOLDING records seniority premiums, pension plan and retirement payments as accrued, as determined by actuarial calculations utilizing the projected unit credit method, and in accordance with standards contained in Statement D-3 “Labor Obligations”, issued by the MIPA.

At December 31, 2004 and 2003, the HOLDING has recorded the minimum liabilities required in conformity with Statement D-3 to comply with obligations for pension plans and seniority premiums.

The HOLDING has an optional defined contribution pension plan, through which the entity contributing pre-established amounts of cash into a specific investment fund, in which the benefits of the employees will consist of the sum of such contributions, plus or minus the profits or losses from investment of such funds.  The responsibility of the HOLDING in respect of these plans is limited to the payment of the defined contributions, and it would not normally be required to make supplementary contributions.

As of January 1, 2004, the HOLDING adopted in advance the amendments to Statement D-3 “Labor Obligations” (mandatory as of January 1, 2005) issued by the MIPA, incorporating valuation, presentation and registration rules for the recognition of obligations with respect to payments at the end of the labor relationship for reasons different from restructuring.  The net cost for the period for this kind of payments amounted to Ps175,215 (BANORTE as the main subsidiary entity), recognized in income for the year.  The adoption of these new amendments had no significant effect in the accompanying financial statements.

y.              Liabilities, provisions, contingent assets and liabilities and commitments

Liabilities payable by the HOLDING and liability provisions recognized in the balance sheet represent current obligations requiring the probable use of economic resources to settle the obligation.  These provisions have been recorded in the accounting, under the best reasonable estimate made by the HOLDING to pay the current obligation; however, actual payments may differ from recognized provisions.

Consequently, the HOLDING partially adopted (as described in the following paragraph), the standards contained in Statement C-9 “Liabilities, provisions, contingent assets and liabilities and commitments”, issued by the MIPA, which establishes general rules for the valuation, presentation and disclosure of liabilities, provisions and contingent assets and liabilities, as well as for the commitments entered into by the HOLDING as part of its normal operations.

The adoption of this Statement had no material effect on the HOLDING’s financial position, since the COMMISSION applies specific rules on liabilities relative to repo transactions, loans of securities, derivative financial instruments, leasing, deposits, interbank loans and other entity loans and for allowance on loan losses, other accounts receivable, discounted notes and guarantees granted.

z.                Financial instruments with characteristics of liabilities, capital or both

Financial instruments issued by the HOLDING with characteristics of liabilities, capital or both, are recorded as from their issuance as liabilities, capital or both, depending on their components.  Initial costs incurred for the issuance of such instruments are charged to liabilities and stockholders’ equity in the same proportion as the amounts of their components. Losses and gains related to components of financial instruments classified as liabilities are recorded as part of the comprehensive financing cost.  Distribution of yields to owners of financial instrument components classified as capital, is charged directly to a stockholders’ equity account.

aa.         Stockholders’ equity

Capital stock, retained earnings and net income for the year represent the historical amounts restated by applying factors derived from the UDIs.

The deficit in restatement of stockholders´ equity represents the accumulated gain or loss on monetary position and the initial recognition of the impact of inflation on the financial information.

bb.       Earnings per share

Basic earnings per share are determined by dividing the net income of the year by the weighted average shares outstanding during 2004 and 2003. At December 31, 2004 and 2003, there are no effects arising from potentially dilutive shares.

cc.         Comprehensive income

Comprehensive income is represented by net income plus the gain (loss) from holding non-monetary assets , the effects of valuation of available-for-sale financial instruments, as well as those items that in accordance with specific rulings are shown in stockholders’ equity and do not constitute contributions, reductions or distributions of capital.  Comrpehensive income is restated for inflation based on the UDI reference values.

dd.       Foreign currency position and investment units

Transactions denominated in foreign currency and UDI denominated transactions are recorded at the exchange rates or references values in effect on the date they are entered into. Assets and liabilities denominated in those currencies are stated in Mexican pesos at the exchange rates or references values in effect issued by BANXICO as of the balance sheet date. Differences arising from the exchange rate fluctuations between the transaction date and their settlement or valuation at year-end are recorded in income.

ee.         Transfer of financial assets

Transfers of financial assets in which the HOLDING acts as a transferor and surrenders control over those financial assets are accounted for as a sale..

Transactions relative to the transfer of financial assets are classified as follows:

i)                 Transfer of ownership rights

When there is transfer of the ownership rights, the transferor does not maintain effective control over the transferred assets.Transferred financial assets, as well as the related rights and risks, are isolated from the transferor, even in the case of bankruptcy or any other contingency.  In the event that the assignee is acting as a special purpose securitization company, the holders of the securities issued by the latter obtain the right to trade or negotiate these securities.

ii)              Collateral loan

In this case, cash movements are recorded likewise the liabilities or accounts receivable at the contract price.

With respect to agreed collateral, the entity receiving the loan should reclassify the affected assets as restricted, whereas the entity granting the loan should record the collateral in memorandum accounts.

ff.             Securitization

Through this transaction, the HOLDING through BANORTE, transfers specific financial assets to a securitization instrument, in order for the latter to issue securities to be placed among the general investment public, which represent the right to yields or to the product of the sale of transferred assets.  As a consideration, the transferor may receive cash or securities in exchange.

Transactions including the characteristics mentioned in paragraph ee. above are considered a securitization with ownership transfer; consequently, the assigner eliminates the related assets from the accounting records.

If the transferor does not effectively transfer the ownership rights on the financial assets and maintains direct risk over them, the transaction is considered a secured borrowing. Consequently, the transferor does not eliminate the assets from its books but considers them as restricted assets.

Additionally, there are securitization transactions in which the transferor maintains the ownership over a proportion of the transferred financial assets and maintains the risks associated with such portion; consequently, in this case, the transferor only eliminates the transferred assets over which has effectively surrendered control.

gg.       Use of estimates

The preparation of the consolidated financial information requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues, costs and expenses included in the statement of income.  Actual results could differ from those estimates and assumptions.

hh.       Guarantees granted

The amount of guarantees granted is presented in memorandum accounts and is recognized on the balance sheet as part of the loan portfolio once there is evidence of noncompliance by the debtor, at which time the liability payable by the HOLDING is recognized. The origin of guarantees granted to the HOLDING is mainly from loan letters.

ii.               Custody and administration of assets

The HOLDING records the transactions it carries on behalf of third parties in memorandum accounts, such as trading securities and derivative financial instruments, repo transactions and securities lending, as well as the contracts under which the HOLDING accepts responsibility for safeguarding assets.

jj.               Trusts

Trust assets are recognized in memorandum accounts, based on the implied responsibility of the HOLDING to fulfill the purpose of the trusts. At December 31, 2004, the income generated from trusts arose to Ps$185,390 (Ps$183,856 in 2003).

NOTE 4 - SIGNIFICANT DIFFERENCES WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN MEXICO:

The financial statements have been prepared in conformity with the accounting practices established by the COMMISSION, which in general, are similar to national and international accounting standards, which facilitates the comparison of such financial information with any other international financial entity. However, there are still some differences with regard to MEX GAAP, which are summarized below:

a.               Consolidation

The consolidated financial statements include only the subsidiaries belonging to the financial sector and those that render complementary or auxiliary services thereto, excluding subsidiaries from any other sectors. MEX GAAP require consolidating all the subsidiaries that belong to the reporting entity.

b.              Available-for-sale securities valuation

The financial statements reflect changes in the available-for-sale securities valuation in stockholders’ equity. MEX GAAP require that these changes be recognized in the statement of income.

c.               Repo transactions

Repo transactions are recognized as trading transactions or as the temporary transfer of the securities that guarantee the transaction; however, they are not recognized as financing transactions.  On the other hand, securities are stated at market value and the corresponding asset or liability at the present value of the price at maturity, instead of recognizing the accrued premium on a straight-line basis.

d.              Other accounts receivable

Other accounts receivable outstanding for more than 60 days (when their origin is unknown) and 90 days (when their origin is known) are applied to income, regardless of the possibilities of collection or process relative to the clarification of liabilities.  MEX GAAP require the creation of an allowance for doubtful accounts after the analysis and evaluation of the actual collection possibilities of accounts receivable.

e.               Permanent stock investments

This item represents the investments in subsidiaries that do not belong to the financial sector (not consolidated). These investments are accounted for by applying the equity method.  MEX-GAAP require the consolidation of all of the entities’ subsidiaries.

f.                 Foreclosed assets

Property, furniture and equipment and securities allocated to the HOLDING for the recovery of outstanding loans are recorded at the lower of the value declared in the deed or at the value established in the transfer-in-payment agreements.  Also, credit institutions must create additional provisions on a quarterly basis in conformity with the New Rules for the Rating of the Loan Portfolio, see Note 3 paragraph j.

MEX-GAAP require that these assets be recorded and stated at market value at the date of receipt, recognizing a gain or loss for the difference resulting against the allocated value.  Also, a potential loss from impairment or reduction of value of a long-lived asset should be estimated in accordance with the standards contained in Statement C-15 “Impairment of Long-Lived Assets and their Disposal.”  See Note 3, paragraph n.

Additionally, in order to recognize the effects of inflation on the financial information, foreclosed assets are considered monetary assets; consequently, they form part of the calculation basis to determine the gain or loss on monetary position.  MEX GAAP consider foreclosed assets to be non-monetary assets.

g.              Estimates and provisions

In accordance with Circular 1488 of the COMMISSION, estimates and provisions with undetermined and/or unquantifiable purposes should not be created, increased or decreased against income for the year (which is consistent with Statement C-9 issued by the IMPC, see Note 3, paragraph y.), except for those corresponding to the preventive allowance for loan losses, in conformity with Statement B-6 of this circular.  The “Preventive allowance for loan losses” includes the allowance determined in accordance with their portfolio rating, and additional allowances corresponding to “Excess in preventive allowance”. MEX GAAP require that any additional provision or estimate be reversed if it is not likely to require the use of economic resources for the purpose for which it was set up; the COMMISSION has not established the mechanics for the handling and disposition of such excesses.

NOTE 5 - CONSOLIDATION OF FINANCIAL STATEMENTS:

The financial statements include the assets, liabilities and income of all consolidated subsidiaries. All balances and transactions with related parties have been eliminated in the consolidation.

At December 31, 2004 and 2003, the subsidiary entities which were consolidated in the HOLDING’s financial statements were:

	Equity percentage
	2004	2003
Subsidiaries
Banco Mercantil del Norte, S.A. (BANORTE)	96.11%	96.11%
Banco del Centro, S.A. (BANCEN)	99.99%	99.99%
Casa de Bolsa Banorte, S.A. de C. V. (CASA DE BOLSA)	99.99%	99.99%
Arrendadora Banorte, S.A. de C. V. (ARRENDADORA)	99.99%	99.99%
Factor Banorte, S.A. de C. V. (FACTOR)	99.99%	99.99%
Almacenadora Banorte, S.A. de C. V. (ALMACENADORA)	99.99%	99.99%

The amounts of the balance sheets of consolidated subsidiaries are summarized below:

	2004								2003
					Income of		Stockholders´		Stockholders´
	Assets		Liabilities		the year		equity		equity
Banco Mercantil del Norte, S. A.	Ps	168,253,663	Ps	157,790,183	Ps	1,853,936	Ps	10,463,480	Ps	9,907,415
Banco del Centro, S. A.	5,465,746		1,337,141		534,096		4,128,605		3,692,711
Casa de Bolsa Banorte, S. A. de C. V.	635,044		112,093		76,584		522,951		457,158
Arrendadora Banorte, S. A. de C. V.	2,206,939		2,015,356		40,746		191,583		208,741
Factor Banorte, S. A. de C. V.	3,055,875		2,803,206		40,648		252,669		222,242
Almacenadora Banorte, S. A. de C. V.	240,276		149,111		16,751		91,165		79,312
Total	Ps	179,857,543	Ps	164,207,090	Ps	2,562,761	Ps	15,650,453	Ps	14,567,579

NOTE 6 - CASH AND CASH EQUIVALENTS:

At December 31, 2004 and 2003, cash and cash equivalents per type of currency were as follows:

	Local Currency				Foreign Currency Converted				Total
	2004		2003		2004		2003		2004		2003
Cash	Ps	4,870,494	Ps	6,192,319	Ps	618,822	Ps	527,332	Ps	5,489,316	Ps	6,719,651
Deposits with:
Foreign banks	—		—		8,268,405		1,378,347		8,268,405		1,378,347
Domestic banks	310,466		479,159		59,628		80,363		370,094		559,522
Deposits in BANXICO (1)	21,915,997		17,785,295		11,335		18,076		21,927,332		17,803,371
Call money	3,001,006		4,218,035		44,607		236,994		3,045,613		4,455,029
Others deposits and cash equivalents (2) (see Note 30)	65,843		113,247		198,319		1,389,761		264,162		1,503,008
Total	Ps	30,163,806	Ps	28,788,055	Ps	9,201,116	Ps	3,630,873	Ps	39,364,922	Ps	32,418,928

The balances of cash and cash equivalents as of December 31, 2004 and 2003, amounted to US$825,249,000 (US$303,374,000 in 2003).

(1)              These amounts constitute interest-earning assets in terms of the monetary policy issued by BANXICO in 1999, bearing interest at a monthly rate equal to the Weighted Average Adjusted Daily Funding Rate at 28 days.

(2)              It includes Ps62,816 (Ps116,917 in 2003) corresponding to the value of notes supporting the flow of remittances in transit pending collection; therefore, it is considered as a restricted asset at the end of each month and year.

NOTE 7 - INVESTMENT SECURITIES:

These investments are subject to several types of risks.  The main risks that can be associated with investment securities are related to the market in which they are traded, interest rates associated with the term, exchange rates and inherent credit and market liquidity risks.

Risk management policies, as well as the analysis of risks that the HOLDING is exposed to, are discussed in Note 31.

The investment securities positions are summarized as follows:

a.               Trading securities

	2004									2003
		Market		Acquisition				Surplus or		Market
Instrument	Securities	value		cost		Interest		(deficit)		value
Commercial paper	102,030,000	Ps	1,136,962	Ps	1,135,346	Ps	1,649	Ps	(33)	Ps	920,036
Federal Treasury Certificates	374,985,788	3,692,275		3,600,687		96,832		(5,244)		2,057,959
Bank bonds	5,671,108,839	5,171,271		5,151,982		22,482		(3,193)		6,188,581
Shares	18,825,430	61,121		55,000		—		6,121		35,001
BPAS	210,992	21,109		21,007		102		—		11,111
GEO	602,100	63,205		60,210		2,995		—		67,384
Brems	—	—		—		—		—		2,715
Stock certificates (1)	2,747,642	426,593		424,079		1,481		1,033		318,547
Government bonds	12,638	416		416		—		—		20,136
Foreign investment	4,662,477	70,983		65,919		—		5,064		84,140
Variable income investment	—	—		—		—		—		37,235
Other	—	2,220		2,220		—		—		8,674
Hedging swaPs	—	3,664		3,664		—		—		—
Total	6,175,185,906	Ps	10,649,819	Ps	10,520,530	Ps	125,541	Ps	3,748	Ps	9,751,519

(1) Includes Ps90,220 from the issuance of Stock Certificates (BANORCB 04) (see Notes 2e. and 3ff.).

At December 31, 2004, the agreed terms of these investments (stated at historical cost) were as follows:

									Total a
	From 1 to		From 6 to		From 1 to		More than		acquisition
Instrument	179 days		12 months		2 years		2 years		cost

Commercial paper	Ps	1,135,346	Ps	—	Ps	—	Ps	—	Ps	1,135,346
Federal Treasury Certificates	3,600,687		—		—		—		3,600,687
Bank bonds	5,151,982		—		—		—		5,151,982
Shares	55,000		—		—		—		55,000
BPAS	—		—		21,007		—		21,007
GEO	—		60,210		—		—		60,210
Stock Certificates	—		—		—		424,079		424,079
Government Bonds	416		—		—		—		416
Foreign investment	65,919		—		—		—		65,919
Other	2,220		—		—		—		2,220
Hedging swaPs	3,664		—		—		—		3,664
Total	Ps	10,015,234	Ps	60,210	Ps	21,007	Ps	424,079	Ps	10,520,530

b.     Available-for-sale securities

	2004									2003
		Market		Acquisition				(Deficit) or		Market
Instrument	Securities	value		cost		Interests		surplus		value

Eurobonds	68,500,000	Ps	242,423	Ps	762,332	Ps	31,736	Ps	(551,645)	Ps	104,076
United Mexican States (UMS)	—	—		—		—		—		148,884
Total	68,500,000	Ps	242,423	Ps	762,332	Ps	31,736	Ps	(551,645)	Ps	252,960

In March 2001, the HOLDING (through BANORTE) received authorization by the COMMISSION to reclassify its portfolios of “Eurobonds” from the category of “Held-to-maturity securities” to “Available-for-sale securities”.

At December 31, 2002, BANORTE held an aggregate of US$68.5 million of Eurobonds issued by  AHMSA and CYDSA, which mature in 2002, 2004, and 2009. An estimated loss allowance was established as of December 2001 in the amount of US$60.1 million (including US$6 million corresponding to CYDSA).  The effect of the valuation is recognized in stockholders’ equity under “Valuation gain (loss) on available-for-sale securities”.  Derived from the aforementioned, BANORTE’s Management recognized this amount in 2002 in “Income from prior years”.  Within the Eurobonds issued by AHMSA, the AHMSA 02 series amounting to US$40 million matured in April 2002 and are 100% reserved.

Furthermore, by authorization of the COMMISSION, effective May 1999 interest ceased to be accrued on AHMSA’s Eurobonds, which totaled US$2.9 million at that date. In the case of CYDSA’s Eurobonds, BANORTE suspended the accrual of interest as from 2001.  As from 2002 it ceased to record them in income.

The amount of accumulated accrued interest not recorded at December 31, 2004 and 2003, from AHMSA and CYDSA’s Eurobonds, was US$22 million and US$21 million, respectively.

At December 31, 2004, the Eurobonds of AHMSA and CYDSA registered a decrease in value amounting to US$1.3 million, which was recognized under “Gain (loss) from valuation of available-for-sale securities” within the stockholders’ equity.  In 2003, the decrease in value amounted to US$1.3 million, which were recorded under “Result from valuation” within the income for the year.  The HOLDING’s Management estimates that the permanent depreciation of these securities has already been recognized with the corresponding charge to income in the appropriate periods; consequently, the valuation (which amounted to US$49.5 and US$8.8 million in 2004 and 2003, respectively at market value) complies with the rules established for “available-for-sale securities”

c.               Held-to-maturity securities

	2004						2003
	Acquisition		Accrued		Net		Net
Instrument	cost		interest		value		value
Special Federal Treasury Certificates	Ps	1,605,195	Ps	10,736	Ps	1,615,931	Ps	6,388,056
Azteca Strip Bonds	177,620		229		177,849		244,116
Myra Bonds	3,275		40		3,315		6,954
Fiduciary rights	26,279		—		26,279		27,931
United Mexican States (UMS)	7,910,556		267,069		8,177,625		6,527,686
Fiduciary securities in UDIs (see Note 30)	(1,100,991)		—		(1,100,991)		(2,664,267)
PEMEX Bonds	1,783,318		18,384		1,801,702		1,085,972
Hedging swaPs (see Note 8)	(1,696,252)		—		(1,696,252)		(1,738,506)
Other securities	348		—		348		368
Total	Ps	8,709,348	Ps	296,458	Ps	9,005,806	Ps	9,878,310

At December 31, 2004, the terms of these investments were as shown below:

Total
From 1 to	From 6 to	From 1 to	More than	acquisition
Instrument	179 days	12 months	2 years	2 years	cost

Special Federal Treasury Certificates	Ps	—	Ps	—	Ps	—	Ps	1,605,195	Ps	1,605,195
Azteca Strip Bonds	—	177,620	—	—	177,620
Myra Bonds	3,275	—	—	—	3,275
Fiduciary rights	26,279	—	—	—	26,279
United Mexican States (UMS)	7,910,556	—	—	—	7,910,556
Fiduciary securities in UDIs	(1,100,991)	—	—	—	(1,100,991)
PEMEX Bonds	89,954	1,693,364	—	—	1,783,318
Hedging swaPs	(4,148)	(4,052)	(166,908)	(1,521,144)	(1,696,252)
Other securities	348	—	—	—	348
Total	Ps	6,925,273	Ps	1,866,932	Ps	(166,908)	Ps	84,051	Ps	8,709,348

NOTE 8 - SECURITIES AND DERIVATIVES TRADING:

a.               Unassigned securities pending liquidation

At December 31, 2004, the HOLDING has no unassigned securities pending liquidation.  At December 31, 2003, the unassigned securities pending liquidation of the HOLDING comprised the following:

	Number of	Acquisition		Market		(Loss)		Position
Concept	securities	cost		value		gain		Asset		Liability
Purchases
Government securities	21,920,000	Ps	1,423,712	Ps	1,422,620	Ps	(1,092)	Ps	33	Ps	1,125

Sales
Bank bonds	500,000	Ps	52,128	Ps	152,209	Ps	81	—		81
Government values	10,340,000	1,152,365		1,151,034		(1,331)		1,333		2
	10,840,000	Ps	1,204,493	Ps	1,203,243	Ps	(1,250)	1,333		83
Net position								Ps	1,366	Ps	1,208

b.              Repo transactions

The asset and liability positions of repo transactions in the HOLDING´s balance sheet are summarized as follows:

	2004
	Securities		Payables under				Position
Concept	receivable		repo agreements		Difference		Asset		Liability
Sales
Bank bonds	Ps	5,667,151	Ps	5,666,816	Ps	335	Ps	1,415	Ps	1,080
Private bonds	44,446,778		44,444,295		2,483		3,730		1,247
Government securities	95,469,190		95,471,163		(1,973)		43,489		45,462
	Ps	145,583,119	Ps	145,582,274	Ps	845	48,634		47,789

	Receivables under		Securities
	repo agreements		deliverable
Purchases
Bank bonds	Ps	2,208,686	Ps	2,208,742	Ps	(56)	Ps	26	Ps	82
Government securities	48,802,638		48,829,611		(26,973)		1,571		28,544
	Ps	51,011,324	Ps	51,038,353	Ps	(27,029)	1,597		28,626
Net position							Ps	50,231	Ps	76,415

	2003
	Securities		Payables under				Position
Concept	receivable		repo agreements		Difference		Asset		Liability
Sales
Bank bonds	Ps	24,648,935	Ps	24,640,735	Ps	8,200	Ps	9,199	Ps	999
Government securities	61,499,850		61,679,412		(179,562)		42,726		222,288
	Ps	86,148,785	Ps	86,320,147	Ps	(171,362)	51,925		223,287

	Receivables under		Securities
	repo agreements		deliverable
Purchases
Bank bonds	Ps	3,089,270	Ps	3,088,968	Ps	302	302		—
Government securities	22,586,239		22,587,912		(1,673)		1,516		3,189
	Ps	25,675,509	Ps	25,676,880	Ps	(1,371)	1,818		3,189
Net position							Ps	53,743	Ps	226,476

The repo transactions carried out by the HOLDING are summarized below:

HOLDING as seller

	2004						2003
	Securities		Payables under				Securities		Payables under
Instrument	receivable		repo agreements		Difference		receivable		repo agreements		Difference
Bank bonds:
Promissory notes	Ps	4,587,184	Ps	4,586,809	Ps	375	Ps	24,358,570	Ps	24,350,003	Ps	8,567
Bank bond	71,588		71,581		7		290,365		290,732		(367)
Cedes	1,008,379		1,008,426		(47)		—		—		—
	5,667,151		5,666,816		335		24,648,935		24,640,735		8,200

Private bonds:
Private paper	44,446,778		44,444,295		2,483		—		—		—

Government securities:
Federal Treasury Certificates	69,424		69,420		4		9,423,019		9,423,244		(225)
Brems	446,805		446,777		28		12,829,604		12,830,241		(637)
Tribondes	506,086		506,097		(11)		3,289,209		3,286,234		2,975
Bondes 91	—		—		—		2,293,406		2,293,431		(25)
Bondes 182	5,518,159		5,515,812		2,347		222,290		225,141		(2,851)
Government bonds	34,067,163		34,052,939		14,224		17,891,403		18,065,822		(174,419)
IPAB bonds	29,958,042		29,945,787		12,255		3,302,155		3,301,812		343
IPAB tribonds	23,908,151		23,939,058		(30,907)		12,248,764		12,253,487		(4,723)
IPAB semiannual bonds	995,360		995,273		87		—		—		—
	95,469,190		95,471,163		(1,973)		61,499,850		61,679,412		(179,562)
Total	Ps	145,583,119	Ps	145,582,274	Ps	845	Ps	86,148,785	Ps	86,320,147	Ps	(171,362)

The HOLDING as the selling entity, recorded accrued premiums recognized in income of Ps7,940,634 (Ps5,504,291 in 2003).

The terms of repo transactions performed by the HOLDING as the selling entity, range from 3 to 91 days (between 2 and 182 days in 2003).

HOLDING as buyer

2004	2003
Receivables under	Securities	Receivables under	Securities
Instrument	repo agreements	payable	Difference	repo agreements	payable	Difference
Bank bonds:
Promissory notes	Ps	2,208,686	Ps	2,208,742	Ps	(56)	Ps	1,815, 783	Ps	1,815,735	Ps	48
Bank bond	—	—	—	111,543	111,357	186
Cedes	—	—	—	1,161,944	1,161,876	68
2,208,686	2,208,742	(56)	3,089,270	3,088,968	302

Government securities:
Federal Treasury Certificates	11,026	11,026	—	4,161,972	4,161,273	699
Brems	431,159	431,373	(214)	105,450	105,746	(296)
Tribondes	502,741	502,793	(52)	3,293,866	3,287,485	6,381
Bondes 182	5,512,879	5,514,331	(1,452)	171,950	167,583	4,367
Government bonds	28,250,544	28,259,911	(9,367)	6,429,957	6,442,539	(12,582)
IPAB bonds	10,103,717	10,116,767	(13,050)	8,413,413	8,413,643	(230)
IPAB tribonds	2,996,595	2,998,050	(1,455)	9,631	9,643	(12)
IPAB semiannual bonds	993,977	995,360	(1,383)	—	—	—
48,802,638	48,829,611	(26,973)	22,586,239	22,587,912	(1,673)
Total	Ps	51,011,324	Ps	51,038,353	Ps	(27,029)	Ps	25,675,509	Ps	25,676,880	Ps	(1,371)

The HOLDING as the buying entity, recorded accrued premiums recognized in income of Ps3,786,788 (Ps7,955,777 in 2003).

The terms of repo transactions performed by the HOLDING as the buying entity, range from 3 to 28 days (between 2 and 181 days in 2003).

c.               Derivative financial instruments

Derivative transactions entered by the HOLDING include forwards, swaps and option contracts.

The HOLDING’s management follows the policy of trading derivative instruments to hedge its own position. It further trades on the money market, by hedging money market risk positions, anticipating changes in interest rates and taking maximum care of the stockholders’ and customers’ capital (see Note 31).

Based on the aforementioned, the HOLDING documents its transactions with derivative financial instruments under the following guidelines:

Interest rate swaps:

The accounting model is a cash flow hedge, where the transaction subject to hedging is the interest income (expense). It is not performed at market value, since it covers fixed rate portfolio or issuance of promissory notes, which recognize an income/expense based on accrued interest.  Likewise, the credit portfolio subject to hedging (primary position to be hedged) is packaged into sub-portfolios with similar term and flow characteristics.  The fair value of loan portfolios, as well as of the derivative financial transactions hedging them, maintain a significant inverse correlation.

Exchange rate swaps:

The accounting model is a cash flow hedge, where the transaction subject to hedging is the exchange gain (loss).  It is not performed at market value, since it covers 100% of the initial loan portfolio. This avoids the need to periodically evaluate its effectiveness, since there is a perfect inverse correlation.

At December 31, 2004, the HOLDING has evaluated the effectiveness of derivative financial transactions with hedging purposes and has concluded that they range from 80% to 125% in inverse correlation.

As of December 31, 2004 and 2003, derivative financial instrument positions were summarized as follows:

	2004
Instrument	Cash receivable flows		Cash payable flows		Net flows
Swaps

Cross currency	Ps	—	Ps	—	Ps	—
Interest rate	(42,004)		47,445		5,441

Net asset position	Ps	(42,004)	Ps	(47,445)	Ps	5,441

Instrument	Purchase		Sale		Net
Foreign currency forwards:

Market value	Ps	685,694	Ps	(686,135)	Ps	441
Agreed price	(688,758)		696,056		7,298

Net position	(3,064)		9,921		7,739

	Opening premium		Valued premium		Valuation
Foreign currency options:

Premium collected	Ps	1,122	Ps	(647)	Ps	475
Options and futures contracts:
Hedging of trading					591

Net liability position					Ps	8,805

	2003
Instrument	Cash receivable flows		Cash payable flows		Net flows

Trading swaps:

Cross currency	Ps	825	Ps	(1,192)	Ps	(367)
Interest rate	4,037		(627)		3,410

Net asset position	Ps	4,862	Ps	(1,819)	Ps	3,043

Instrument	Purchase		Sale		Net

Foreign currency forwards:

Market value	Ps	2,977,104	Ps	(40,604)	Ps	2,936,500
Agreed price	(2,989,438)		40,634		(2,948,804)

Net position	(12,334)		30		(12,304)

	Opening premium		Valued premium		Valuation
Foreign currency options:

Premium collected	Ps	(527)	Ps	195	Ps	(332)

Options and forwards contracts:
Hedging of trading					(213)

Net liability position					Ps	(12,849)

At December 31, 2004 face amounts of derivative financial instrument contracts by type of instrument and underlying value were summarized as follows:

Trading swaps

	Nominal		Nominal		Flow		Flow		Net
Instrument	Assets		Liabilities		payable		receivable		flows
Cross Currency (interest rate)	Ps	7,759,000	Ps	7,759,000	Ps	25,814	Ps	25,367	Ps	(447)

Transactions carried out by the HOLDING for trading purposes are focused on providing a service to the customer who needs hedging.

Hedging swaps

	Nominal		Nominal		Flow		Flow		Net
Instrument	Assets		Liabilities		payable		receivable		flows
Hedging investment securities and loan portfolio	Ps	31,313,251	Ps	32,815,327	Ps	370,556	Ps	148,990	Ps	(221,566)

Note: Hedged primary position: Loan portfolio in US dollars

Type of risk assumed: Market and liquidity from determination of exchange rate.

The HOLDINGS’s hedging transactions include foreign currency and interest rate swaps.  Foreign currency swaps expire between 2003 and 2011. Interest rate swaps expire between 2003 and 2017, in order to offset the financial risk of the HOLDINGs fixed rate long-term loans.

The accounting value of the collateral required to comply with obligations corresponding to interest rate swap contracts at December 31, 2004 amounts to Ps14,556 (Ps15,817 in 2003), represented by debt instruments (treasury certificates).  In the case of foreign currency swaps, the value of collateral at December 31, 2004, was US$832,602,000 and $27,090,000 EUROS, represented by debt instruments (UMS and PEMEX) (see Note 7 c.)

At December 31, 2004, the impact in income from derivative financial instruments of the HOLDING used for hedging purposes, was a net gain of Ps165,261.

NOTE 9 - LOAN PORTFOLIO:

I.      Credit Management.

The credit management process is documented through internal manuals prepared by the HOLDING, which must be observed by all personnel.  With respect to the administrative control of the portfolio, it is performed by the following areas: I. Business Management (Corporate Banking, Commercial Banking, Entrepreneurial Banking, Government Banking and Consumer Banking) mainly through the network of branches, II. Operating Management and III. General Direction of Comprehensive Risk Management.

The manuals set forth the policies and procedures established to determine credit risk management.

The process structure comprising credit management is divided into the following stages:

1.                   Product Design

2.                   Promotion

3.                   Evaluation

4.                   Formalization

5.                   Operation

6.                   Management

7.                   Recovery

There are programmed procedures which assure that the amounts applicable to past due portfolio are transferred and recorded in the accounting at the proper time and commercial loans with recovery problems are identified.

The Treasury of the HOLDING is the central unit in charge of leveling the need for resources, eliminating the risk rate of placement operations at fixed rates through the use of hedging and implementing arbitrage strategies.

II.    Loan Portfolio Rating

In conformity with the New General Rules Applicable to the Rating Methodologies of the Loan Portfolio of Credit Institutions Published in the Official Gazette on August 20, 2004, the HOLDING rated the loan portfolio (commercial, mortgage and consumer) based on figures at December 31, 2004 (for the year 2003, the HOLDING applied the rules contained in Circulars 1480, 1460, 1449 and 1493).

The portfolio rating was determined by considering the loan portfolio balance at the end of the corresponding month, establishing for each portfolio segment the risk degrees and preventive allowances in conformity with the following:

Commercial loan portfolio:

The rating is determined by evaluating the following aspects, among others:

•                       The credit quality of the debtor and

•                       The loans, in relation with the value of guarantees or the value of assets in a trust or in schemes commonly known as “structured”, when necessary.

The commercial portfolio segment comprises loans granted to Entrepreneurial and Corporate groups, State Governments, Municipal Governments and their Decentralized Organisms, as well as loans to Companies of the Financial Sector.

Commercial loan portfolio rating - loans equal to and higher than 900,000 UDIS:

The HOLDING applied the methodology of internal risk rating CIR Banorte certified by the COMMISSION to establish the rating of the debtor, except for loans granted to State and Municipal Governments as well as their Decentralized Agencies, for which the HOLDING followed the procedure established by the COMMISSION.

Upon evaluating the credit quality of the debtor through the CIR Banorte, the following risks and payment experience were rated in a specific, independent manner:

Risk Criteria	Risk Factors
1. Financial risk	1. Financial structure and payment capacity

2. Financing sources

3. Management and decision making

4. Quality and timeliness of financial information

5. Positioning and market share

2. Industry risk	• Objective Markets

• Risk Acceptance Criteria

3. Credit experience	6. Credit experience

4. Country risk	7. Country risk

Each risk factor is analyzed through descriptive evaluation charts for which the results indicate the rating of the debtor that has to be matched to the risk degrees established by the COMMISSION.

CIR Banorte	Risk level description	COMMISSION
1	Substantially without risk	A1
2	Under the minimum risk	A2
3	Minimum risk
4	Low risk	B1
5	Moderate risk	B2
6	Average risk	B3
7	Risk requiring management’s attention	C1
8	Potential partial loss	C2
9	High loss percentage	D
10	Total loss	E

In conformity with the result of the debtor rating, loans were rated in relation to the value of guarantees or the value of assets in trusts or schemes commonly known as “structured”, adjusting them to the portion covered by guarantees and, in certain cases, exposed to the risk degree and corresponding place in the following table.

Table of places within the levels

of Preventive Allowances

Risk Degrees	Lower	Intermediate	Upper
A-1		0.5%
A-2		0.99%
B-1	1.0%	3.0%	4.99%
B-2	5.0%	7.0%	9.99%
B-3	10.0%	15.0%	19.99%
C-1	20.0%	30.0%	39.99%
C-2	40.0%	50.0%	59.99%
D	60.0%	75.0%	89.99%
E		100%

Loan portfolio rating for state and municipal government sector and their decentralized agencies:

After evaluating the risk degree of federal entities, municipalities, and other decentralized agencies, the HOLDING referred to basic ratings assigned by one of the rating agencies authorized by the COMMISSION to locate the risk degree in accordance with the following:

Rating Agencies (Equivalent ratings)
FITCH	MOODY’S	S & P	Distance points	Risk degrees
AAA	Aaa	AAA	0
AA+	Aa1	AA+	1	A1
AA	Aa2	AA	2
AA-	Aa3	AA-	3	A2
A+	A1	A+	4
A	A2	A	5	B1
A-	A3	A-	6
BBB+	Baa1	BBB+	7	B2
BBB	Baa2	BBB	8
BBB-	Baa3	BBB-	9	B3
BB+	Ba1	BB+	10
BB	Ba2	BB	11	C1
BB-	Ba3	BB-	12
B+	B1	B+	13
B	B2	B	14	C2
B-	B3	B-	15
CCC	Caa	CCC	16	D
CC	Ca	CC	17
C	C	C	18	E
D/E		D	19 or more

In conformity with the result of the rating, the HOLDING used a procedure referred to in the New Rules to determine the preventive allowances in accordance with the following table.

Table of Preventive Allowances (Percentages)

Distance points	Risk degrees	% of allowances
0	A1	0.5%
1
2
3	A2	0.99%
4
5	B1	2.5%
6
7	B2	5%
8
9	B3	10%
10
11	C1	20%
12
13	C2	50%
14
15
16	D	75%
17
18	E	100%
19 or more

Rating of commercial loan portfolio – loans under 900,000 UDIS:

In order to determine the risk degree and preventive allowances for the commercial portfolio segment under 900,000 UDIS, the HOLDING used the parametrical model designed by the COMMISSION, stratifying the portfolio in accordance with the number of payments reporting noncompliance with the total or partial payment at the rating date, classifying it in conformity with the following:

i.        The loans that have never been restructured were provisioned based on percentages corresponding to the column identified as “Portfolio 1.”

ii.     Loans restructured in the past were provisioned using the percentages of the column identified as “Portfolio 2”.

The HOLDING determined the preventive allowances resulting from applying the percentages shown below, according to the type of portfolio, to the total unpaid amount of the loan at the date of the evaluation, as follows:

Provisioning Percentage

Months since the first noncompliance	Percentage of Preventive Allowance Portfolio 1	Percentage of Preventive Allowance Portfolio 2

0	0.5%	2%
1	15%	30%
2	30%	40%
3	40%	50%
4	60%	70%
5	75%	85%
6	85%	95%
7	95%	100%
8 or more	100%	100%

Subsequently, the HOLDING classified the preventive allowance in accordance with the following table:

Risk Degree	Percentage of Preventive Allowance

A-1	0 to 0.50%
A-2	0.51 to 0.99%
B-1	1 to 4.99%
B-2	5 to 9.99%
B-3	10 to 19.99%
C-1	20 to 39.99%
C-2	40 to 59.99%
D	60 to 89.99%
E	90 to 100%

Mortgage loan portfolio:

In order to determine the rating of this portfolio segment, the HOLDING classified the loan portfolio and determined the preventive allowances in accordance with the following:

Number of months reporting noncompliance	Percentage relative to the probability of noncompliance (Portfolio 1)	Percentage relative to the probability of noncompliance (Portfolio 2)	Percentage of importance of the loss

0	1%	1%
1	3%	5%
2	7%	15%
3	25%	50%	35%
4	50%	90%
5	95%	95%
6	98%	98%
7 to 47	100%	100%	70%
48 or more	100%	100%	100%

Which is equal to:

Number of months reporting noncompliance	Portfolio 1 Percentage	Portfolio 2 Percentage

0	0.35%	0.35%
1	1.05%	1.75%
2	2.45%	5.25%
3	8.75%	17.50%
4	17.50%	31.50%
5	33.25%	33.25%
6	34.30%	34.30%
7 to 47	70.00%	70.00%
48 or more	100.00%	100.00%

Preventive allowances corresponding to the mortgage loan portfolio granted as of June 1, 2000, were determined based on percentages contained in the column identified as “Portfolio 1” of the table above.

Loans granted before that date, were provisioned by establishing preventive allowances through the application of the percentages shown in the column relative to “Portfolio 2” of the same table.

Furthermore, loans granted from June 1, 2000 onwards that were subject to some restructuring and include an interest refinancing program, granted at variable rates without a maximum established rate, or else, for which the income percentage of the debtor intended for the payment of the debt at the moment of its actual granting is higher than thirty-five percent, were provisioned based on percentages contained in the column identified as “Portfolio 2”.

Subsequently, the HOLDING classified the preventive allowances in accordance with the following:

Risk Degree	Percentages of Preventive Allowances

A	0 to 0.99%
B	1 to 19.99%
C	20 to 59.99%
D	60 to 89.99%
E	90 to 100%

Consumer loan portfolio:

In order to determine the risk degree and preventive provisions for the consumer portfolio, the HOLDING applied the following procedure:

The total portfolio was stratified in accordance with the number of billing periods reporting noncompliance at the date of the rating, determining for the loans located in each platform, the preventive allowance percentages shown below, depending on the nature of the noncompliant billing periods: weekly, bimonthly or monthly.

Weekly billing periods

Number of billing periods that report noncompliance	Probability of noncompliance	Percentage of loss severity	Percentages of preventive allowance

0	0.5%		0.5%
1	1.5%		1.5%
2	3%		3%
3	5%		5%
4	10%		10%
5	20%		20%
6	30%		30%
7	40%		40%
8	50%		50%
9	55%	100%	55%
10	60%		60%
11	65%		65%
12	70%		70%
13	75%		75%
14	80%		80%
15	85%		85%
16	90%		90%
17	95%		95%
18 or more	100%		100%

Bimonthly Billing Periods

Number of billing periods that report noncompliance	Probability of noncompliance	Percentage of loss severity	Percentages of preventive reserves

0	0.5%		0.5%
1	3%		3%
2	10%		10%
3	25%		25%
4	45%		45%
5	55%		55%
6	65%	100%	65%
7	70%		70%
8	75%		75%
9	80%		80%
10	85%		85%
11	90%		90%
12	95%		95%
13 or more	100%		100%

Monthly Billing Periods

Number of billing periods noncompliance	Probability of noncompliance	Percentage of loss severity	Percentages of preventive allowance

0	0.5%		0.5%
1	10%		10%
2	45%		45%
3	65%		65%
4	75%	100%	75%
5	80%		80%
6	85%		85%
7	90%		90%
8	95%		95%
9 or more	100%		100%

Which is equal to:

Number of monthly installments reporting noncompliance	Weekly	Bimonthly	Monthly

0	0.50%	0.50%	0.50%
1	1.50%	3.00%	10.00%
2	3.00%	10.00%	45.00%
3	5.00%	25.00%	65.00%
4	10.00%	45.00%	75.00%
5	20.00%	55.00%	80.00%
6	30.00%	65.00%	85.00%
7	40.00%	70.00%	90.00%
8	50.00%	75.00%	95.00%
9	55.00%	80.00%	100.00%
10	60.00%	85.00%
11	65.00%	90.00%
12	70.00%	95.00%
13	75.00%	100.00%
14	80.00%
15	85.00%
16	90.00%
17	95.00%
18 or more	100.00%

Finally, the HOLDING classified the preventive allowances in accordance with the following table:

Risk Degree	Percentages of Preventive Allowances

A	0 to 0.99%
B	1 to 19.99%
C	20 to 59.99%
D	60 to 89.99%
E	90 to 100%

Loan portfolio break down

a.               As of December 31, 2004 and 2003, the current loan portfolio of the HOLDING was summarized as shown below:

	2004						2003
Type of loan			Accrued		Total		Total
(Mexican pesos)	Principal		interest		current portfolio		current portfolio

Commercial loans	Ps	38,615,811	Ps	242,476	Ps	38,858,287	Ps	31,969,016
Loans to financial entities	396,857		2,398		399,255		2,351,906
Consumer loans	11,338,406		48,958		11,387,364		9,124,894
Mortgage loans	16,833,059		24,958		16,858,017		13,422,562
Loans to government entities	17,942,015		33,944		17,975,959		80,532,526
Loans to FOBAPROA or IPAB	6,947,510		—		6,947,510		7,261,311

Total current loan portfolio	Ps	92,073,658	Ps	352,734	Ps	92,426,392	Ps	144,662,215

	2004						2003
Type of loan			Accrued		Total		Total
(Foreign currency)	Principal		interest		current portfolio		current portfolio

Commercial loans	Ps	7,478,875	Ps	29,163	Ps	7,508,038	Ps	8,050,797
Loans to financial entities	—		—		—		318,455
Consumer loans	2,588		12		2,600		5,914
Loans to government entities	628,220		9,972		638,192		769,749
Loans to FOBAPROA or IPAB	—		—		—		(211,775)

Total current loan portfolio	Ps	8,109,683	Ps	39,147	Ps	8,148,830	Ps	8,933,140

	2004						2003
Type of loan			Accrued		Total		Total
(UDIs)	Principal		interest		current portfolio		current portfolio

Commercial loans	Ps	50,269	Ps	323	Ps	50,592	Ps	197,921
Consumer loans	19,934		—		19,934		49
Mortgage loans	391,756		1,261		393,017		476,607
Loans to government entities	2,204		2		2,206		8,280

Total current loan portfolio	Ps	464,163	Ps	1,586	Ps	465,749	Ps	682,857

	2004						2003
Type of loan			Accrued		Total		Total
(Trusts in UDIs)	Principal		interest		current portfolio		current portfolio

Commercial loans	Ps	—	Ps	—	Ps	—	Ps	19,326
Mortgage loans	1,268,232		3,997		1,272,229		1,617,493
Loans to government entities	—		—		—		1,139,511

Total current loan portfolio	Ps	1,268,232	Ps	3,997	Ps	1,272,229	Ps	2,776,330

	2004						2003
Type of loan			Accrued		Total		Total
(Consolidated)	Principal		interest		current portfolio		current portfolio

Commercial loans	Ps	46,144,955	Ps	271,962	Ps	46,416,917	Ps	40,237,060
Loans to financial entities	396,857		2,398		399,255		2,670,361
Consumer loans	11,360,928		48,970		11,409,898		9,130,857
Mortgage loans	18,493,047		30,216		18,523,263		15,516,662
Loans to government entities	18,572,439		43,918		18,616,357		82,450,066
Loans to FOBAPROA or
IPAG (Note 10)	6,947,510		—		6,947,510		7,049,536

Total current loan portfolio	Ps	101,915,736	Ps	397,464	Ps	102,313,200	Ps	157,054,542

Loans to government entities include two groups of unsecured loans granted to IPAB made by BANORTE and BANCRECER, respectively.  The main characteristics of both groups are shown as follows:

Loans	Original amount		December 2004		December 2003		Maturity in years	Month and year of maturity	Interest rate payable	Interest payment

IPAB (BANCEN and BANPAIS) (1) and (2)	Ps	35,248,700	Ps	5,422,876	Ps	24,020,335	10	Noviembre de 2010	TIIE + 0.85%	Monthly
IPAB (BANCRECER) (3) and (4)	102,200,000		—		48,444,554		10	Noviembre de 2009	TIIE + 0.40%	Monthly
Principal	Ps	137,448,700	5,422,876		72,464,889
Accrued interestnon-collected			18,393		339,196
Total			Ps	5,441,269	Ps	72,804,085

1.               This loan is represented by 4 promissory notes for which the principal payments are to be made twice a year as from month N° 58.

2.               These promissory notes were initially set up with FOBAPROA and later refinanced in 2000, the debtor now being IPAB.

3.               At December 22, 2004, the IPAB-Bancrecer promissory note was sold in the amount of Ps45,940,406 (value in books recorded at that date) to a Trust in Banco JP Morgan, S. A., Institución de Banca Multiple , JP Morgan Grupo Financiero, División Fiduciaria by transferring the ownership of rights to the collection of interest and collection of principal for the issuance of stock certificates over a five-year period at an average daily TIIE interest rate plus 0.40 basis points (see Note 2 paragraph e. and Note 3 paragraph ee.).

4.               Before the transaction described in paragraph 3, this promissory note corresponded to a unsecured loan granted in November 1999 to IPAB, which was documented with BANCRECER so that the former capitalized BANCRECER for a nominal amount of Ps102,200,000. With these resources, BANCRECER paid for the transfer of loan rights by BANXICO with respect to the loan granted to IPAB, which matures on November 1, 2009.  The payment of interest was originally agreed on a quarterly basis at the higher of the average rate for bank funding, plus 3.5 percentage points, adjustable every three months, or that resulting from the percentage change in the value of UDIs.  On November 22, 2000, on interest rate change was agreed, which consisted of adding 2.5 percentage points during the month of January 2001, 2 percentage points during February 2001, 1.5 percentage points during March 2001, 1 percentage point during April 2001 and 0.40 points as of May 1, 2001, to the arithmetic average of the Interbank Equilibrium Interest Rate (TIIE), published during each interest period, payable on a monthly basis.

At December 31, 2004 and 2003 the straight loans granted to IPAB decreased due to advance payments of Ps17,357,000 and Ps10,513,000, respectively. Likewise, interest accrued and recorded in income for the year amounted to Ps4,317,000 and Ps3,542,000, respectively.

Likewise, the item of loans to government entities includes Ps167,000 (Ps179,000 in 2003), corresponding to benefits granted to debtors.  The Federal Government granted these benefits, through the implementation of various Support to Bank Debtors Programs.

b.              The past due loan portfolio and related interest are summarized as shown below:

	2004						2003
	Principal		Interest		Total		Total
Type of loan (Mexican pesos)	sum due		due		past due portfolio		past due portfolio

Commercial loans	Ps	510,587	Ps	35,780	Ps	546,367	Ps	590,773
Consumer loans	334,220		4,680		338,900		483,172
Mortgage loans	334,515		6,298		340,813		532,595
Loans to government entities	4,500		—		4,500		44

Total past due loan portfolio	Ps	1,183,822	Ps	46,758	Ps	1,230,580	Ps	1,606,584

	2004						2003
	Principal		Interest		Total		Total
Type of loan (Foreign currency)	sum due		due		past due portfolio		past due portfolio

Commercial loans	Ps	68,333	Ps	2,588	Ps	70,921	Ps	818,004
Consumer loans	222		—		222		368

Total past due loan portfolio	Ps	68,555	Ps	2,588	Ps	71,143	Ps	818,372

	2004						2003
Type of loan (UDI´s)	Principal sum due		Interest due		Total past due portfolio		Total past due portfolio

Commercial loans	Ps	14,390	Ps	532	Ps	14,922	Ps	606,687
Mortgage loans	17,639		349		17,988		222,741
Loans to government entities	8,505		—		8,505		8,505

Total past due loan portfolio	Ps	40,534	Ps	881	Ps	41,415	Ps	837,933

	2004						2003
Type of loan (Trusts in UDI´s)	Principal sum due		Interest due		Total past due portfolio		Total past due portfolio

Commercial loans	Ps	—	Ps	—	Ps	—	Ps	1,994
Mortgage loans	445,361		15,614		460,975		491,682
Total past due loan portfolio	Ps	445,361	Ps	15,614	Ps	460,975	Ps	493,676

	2004						2003
	Principal		Interest		Total		Total
Type of loan (Consolidated)	sum due		due		past due portfolio		past due portfolio

Commercial loans	Ps	593,310	Ps	38,900	Ps	632,210	Ps	2,017,458
Consumer loans	334,442		4,680		339,122		483,540
Mortgage loans	797,515		22,261		819,776		1,247,018
Loans to government entities	13,005		—		13,005		8,549

Total past due loan portfolio	Ps	1,738,272	Ps	65,841	Ps	1,804,113	Ps	3,756,565

c.               The movement of the past due loan portfolio during 2004 and 2003, was as follows:

	2004		2003

Balance at beginning of year	Ps	3,756,565	Ps	5,514,000
Transfer from current to past due portfolio	21,504,000		16,435,000
Purchase of portfolio	262,000		3,158,000
Sale of portfolio	(1,000)		(2,833,000)
Loans paid and past due portfolio losses (1)	(22,108,000)		—
Restructuring and renewals	(58,000)		(69,000)
Collections (payment in cash)	(23,000)		(17,261,000)
Collections (payment in kind)	(1,000)		(67,000)
Debt capitalization	(1,000)		(128,000)
Transfer of past due to current portfolio	(1,261,000)		(668,000)
Loan portfolio charge-offs	(127,000)		—
Exchange fluctuation	56,000		158,000
Effect of restatement	(194,452)		(482,435)

Balance at end of year	Ps	1,804,113	Ps	3,756,565

(1)          During 2004, the HOLDING’s management (through BANORTE, mainly) decided to write off Ps1,088,000 from the past due commercial portfolio and Ps921,000 from the past due consumer portfolio.

d.              At December 31, 2004, the ageing in the total loan portfolio is shown below:

	Days past due
Type of portfolio	1-180		181-365		366 or more		Total		Allowance for loan losses		Net Portfolio
	(1)								(2)

Current loans:
Commercial loans	Ps	46,356,917	Ps	60,000	Ps	—	Ps	46,416,917	Ps	509,475	Ps	45,907,442
Loans to financial entities	399,255		—		—		399,255		9,935		389,320
Consumer loans	11,409,898		—		—		11,409,898		429,285		10,980,613
Mortgage loans	18,523,263		—		—		18,523,263		137,615		18,385,648
Loans to government entities	18,616,357		—		—		18,616,357		250,762		18,365,595
Loans to IPAB	6,947,510		—		—		6,947,510		—		6,947,510
Current portfolio	102,253,200		60,000		—		102,313,200		1,337,072		100,976,128
Past due loans:
Commercial loans	234,433		56,581		341,196		632,210		349,764		282,446
Consumer loans	313,445		19,762		5,914		339,121		114,571		224,550
Mortgage loans	283,527		102,975		433,275		819,777		499,601		320,176
Loans to government entities	4,500		—		8,505		13,005		13,005		—
Past due portfolio	835,905		179,318		788,890		1,804,113		976,941		827,172
Additional provisions									438,145		(438,145)
Total portfolio	Ps	103,089,105	Ps	239,318	Ps	788,890	Ps	104,117,313	Ps	2,752,158	Ps	101,365,155

(1)          Within the item of current loans from 1-180 days maturity, there are Ps90,453,000 with zero past due, which are comprised as follows: 1) Commercial loans Ps39,593,000, 2) Mortgage loans Ps15,816,000, 3) Loans to financial entities and government entities Ps18,388,000, 4) Consumer loans Ps9,708,000 and 5) IPAB Ps6,948,000.

(2)          The preventive allowance associated to the past due portfolio includes Ps15,000 to cover 100% of the past due interest, distributed among the commercial portfolio Ps8,000, mortgage portfolio Ps6,000 and consumer portfolio Ps1,000.

e.               At December 31, 2004, the total current and past due loan portfolio, grouped per type of loan, was as follows:

Loan Portfolio	Current			Past due

Current account and straight loans	Ps	48,007,301		$389,758
Unsecured loans	7,584,962			20,216
Loans rolled over at mature	—			324
Secured loans	90,673			—
Discounted portfolio	7,751,319			—
Loans secured with assets purchased	288,388			44,546
Nonperforming loans secured with additional guarantees	596,168			40,577
Other secured loans	678,865			36,605
Restructured loans	224,792			83,183
Loans guaranteed by industrial units	44,015			22,678
Personal consumer loans	11,409,329			339,121
IPAB loans	6,947,510			—
Government loans	166,615			—
Mortgage loans	18,523,263			819,777
Mercantile discounts	—			13
Other past due loans	—			7,315

Total loan portfolio	Ps	102,313,200	Ps	1,804,113

f.                The rating of the portfolio and the allowance created by the HOLDING as of December 31, 2004 and 2003 are summarized as follows:

Rated loan portfolio	Allowance for loan losses
2004	2003	2004	2003
Risk	%	Amount	%	Amount	Amount	Amount

A	84.59%	Ps	78,328,888	84.83%	Ps	62,381,797	Ps	478,187	Ps	419,651
B	12.74%	11,795,563	8.28%	6,089,956	504,455	461,211
C	1.21%	1,120,107	3.44%	2,531,132	254,949	789,900
D	0.83%	766,069	1.56%	1,149,322	495,969	811,511
E	0.63%	582,617	1.89%	1,386,093	565,809	1,371,907
100.00%	92,593,244	100.00%	73,538,300	2,299,369	3,854,180

Portfolio:
Hedging swaps	(81,887)	(120,925
Unrated	(48,540)	104,234
Excepted	14,008,387	88,145,475
Total	106,471,204	161,667,084
Guarantees granted	(60,274)	(34,166
Opening of irrevocable loans	(2,293,617)	(821,811
Total	Ps	104,117,313	Ps	160,811,107

Allowance for loan losses recorded	2,752,158	4,551,418

Allowance for loan losses created in excess	Ps	452,789	Ps	697,238

The behavior of the allowance for loan losses determined in conformity with the internal methodology of the HOLDING vis-à-vis the recorded allowance is shown below:

	December		Quarterly balances during 2004
Concept	2003		March		June		September		December

Allowance for loan losses required	Ps	3,854,180	Ps	3,765,897	Ps	2,996,603	Ps	3,011,604	Ps	2,299,369
Allowance for loan losses recorded	4,551,418		4,637,151		3,750,423		3,596,095		2,752,158

Allowance for loan losses in excess	Ps	697,238	Ps	871,254	Ps	753,820	Ps	584,491	Ps	452,789

Proportion in excess (in %)	118.09%		123.14%		125.16%		119.41%		119.69%

The excess allowance amounting to Ps452,789 at December 31, 2004, (Ps697,238 in 2003), has been maintained based on the additional allowances set up by Management with respect to the UDI trusts and the HOLDING’s own UDI portfolio, which amounted to Ps240,389 and Ps212,400, respectively at December 31, 2004 (Ps303,906 and Ps393,332 in 2003)

Due to the additional allowances for UDI trusts, the mechanics used to record revenues makes it obligatory to apply such resources first to pay off trust liabilities and the remaining resources will be used to pay the loan.  It is only then when it can be determined if recorded allowances would not be needed and would constitute an excess to be cancelled.

With respect to additional allowances corresponding to the HOLDING’s own UDI portfolio, currently, these are identified and separated in the amount of Ps212,400 (Ps103,342 in 2003) with the difference of Ps289,990 in 2003 corresponding to provisions in excess.

Other financial ratios related to the loan portfolio are shown below:

	December	2004
Concept	2003	March	June	September	December

Delinquency index	2.3%	2.4%	1.9%	1.8%	1.7%
Past due loan portfolio hedging index	121.2%	126.9%	130.7%	128.1%	152.5%

g.                  At December 31, 2004, the rated portfolio and its preventive allowance (per type of loan and risk degree) was comprised as follows:

Qualified portfolio	Commercial (1)		Mortgage		Consumer		Total
A	Ps	—	Ps	15,709,022	Ps	9,691,545	Ps	25,400,567
A1	22,454,843		—		—		22,454,843
A2	30,473,089		—		386		30,473,475
B	362,099		2,952,612		1,443,654		4,758,365
B1	5,889,320		—		—		5,889,320
B2	309,086		—		—		309,086
B3	838,791		—		—		838,791
C	—		165,139		296,783		461,922
C1	292,667		—		183		292,850
C2	365,338		—		—		365,338
D	127,575		311,829		326,666		766,070
E	357,474		206,312		18,831		582,617
Unrated	(99,524)		(1,874)		(29,029)		(130,427)
Total portfolio	Ps	61,370,758	Ps	19,343,040	Ps	11,749,019	92,462,817
Excepted							14,008,387
Total portfolio							Ps	106,471,204

Preventive allowance for loan losses	Commercial		Mortgage		Consumer		Total
							(2)
A	Ps	—	Ps	54,983	Ps	48,458	Ps	103,441
A1	117,093		—		—		117,093
A2	257,653		—		—		257,653
B	581		97,192		108,743		206,516
B1	144,924		—		—		144,924
B2	15,939		—		—		15,939
B3	137,076		—		—		137,076
C	—		54,455		130,956		185,411
C1	54,092		—		—		54,092
C2	15,446		—		—		15,446
D	41,107		218,280		236,582		495,969
E	341,249		206,606		17,954		565,809

Total preventive allowance	Ps	1,125,160	Ps	631,516	Ps	542,693	Ps	2,299,369

(1)          Includes the items of the commercial, financial entities, government entities and memorandum accounts portfolio (guarantees granted and opening of commercial loans involved).

(2)          From the preventive allowance determined for the commercial portfolio, Ps471,000 corresponds to the general allowance and Ps1,770,000 to the specific allowance.

h.              The changes in the allowance for loan losses are summarized below:

	2004		2003

Balance at the beginning of the year	Ps	4,551,418	Ps	6,145,884
Increase charged to income (1)	1,032,905		637,540
Restitution of preventive allowances written off in 2003 (see Note 26)	258,539		—
Losses and write-offs (2)	(2,719,964)		(2,195,961)
Effects of restatement	(235,060)		(230,568)
Valuation of foreign currencies and UDIs	58,666		164,836
Reductions and benefits to mortgage debtors	(120,491)		(128,293)
Contributions from the Bank	—		71,058
Created with profit margin	43,838		37,414
Benefits of FOPYME and FINAPE programs	(5,455)		(8,709)
Reserves written-off (3)	(150,000)		—
Other	37,762		58,217

Balance at ending of the year	Ps	2,752,158	Ps	4,551,418

(1)          At December 31, 2004, the total amount of preventive allowances for loan losses charged to the statement of income was Ps1,192,489. This amount comprises Ps1,032,905 directly credited to the corresponding allowance, Ps43,601 from UDI trusts, Ps26,309 from restatement for reclassification and Ps89,674 corresponding to the recognition of the loss shared with the IPAB derived from the financial health program.  The latter amount is included in the balance sheet as a deduction from “FOBAPROA or IPAB loans”.

(2)          At December 31, 2004, this item comprised write offs and losses on commercial loans (Ps1,602,045), mortgage loans (Ps516,000), consumer loans (Ps616,000), and loans to employees (Ps33,332) and recovery of loan losses of Ps47,413.

(3)          In May 2004 an amount of $150,000 corresponding to loan reserves in excess where written off by BANCEN.  This excess was generated in the different UDIs trusts corresponding to housing and productive plant from the recovery of assigned loans, which according to the applicable standards of these trusts, was not eligible to be written off.

In October 2003, Trust 421 “Housing, Mortgage and liquidity loan with mortgage guarantee of 20 years” was cancelled upon the payment to BANCEN of the corresponding fiduciary liabilities; therefore, the preventive allowance for loan assets and portfolio were incorporated to the balance sheet of BANCEN.

Upon incorporating these reserves to BANCEN an excess subject to write off was generated, provided that these reserves are not required due to the result from the application of the rating methodology to the Loan Portfolio.

The write off of reserves generated an income for BANCEN of $150,000, recorded in the other Income account within Other Income or Expense in the Statement of Income.

Derived from the aforementioned, the COMMISSION informed that it had no inconvenience as to such write off in its official letter No. SJIF “A-2” 601-II-34997, dated May 17, 2004.

NOTE 10 - IPAB

As part of the steps taken to address the economic crisis that arose at the end of 1994, in December 1998 the Mexican Congress enacted the Bank Savings Protection Law, which went into effect on January 20, 1999. Under that law, the IPAB was created, replacing FOBAPROA.  IPAB remains in operation for the sole purpose of administering the transactions of the program known as “capitalization and purchase of loan portfolio”.

The purpose of the IPAB is to apply a series of preventive measures directed towards avoiding financial problems that may be faced by credit institutions, as well as to insure the performance by these institutions with regard to bank deposits.

In exchange for the portfolio transferred to FOBAPROA, promissory notes were received in favor of BANORTE with maturities of 10 years, as of the date of the operation.  BANORTE continues with the obligation to share 29%, 25% and 0% of the loss incurred by FOBAPROA with respect to the transferred portfolio in Trusts 477-6726 Tranche I, 477-6726 Tranche II and 508, based on which these same percentages are maintained in the new Trusts derived from the FOBAPROA promissory notes exchange agreement for IPAB notes held on July 12, 2004.

The caption denominated “Loans to FOBAPROA or IPAB” in the balance sheet as of December 31, 2004 and 2003, comprises the following promissory notes:

	2004						2003
Concept	Principal		Interest		Total		Total

Promissory note:

Trust 477 Tranche I (1)	Ps	—	Ps	—	Ps	—	Ps	1,750,310
Trust 477 Tranche II (1)	—		—		—		1,550,296
Trust 477 Tranche III (1)	—		—		—		1,386,390
Trust 490 (1)	—		—		—		7,045,036
Trust 508 (1)	—		—		—		1,491,589
Trust 1989-0 Tranche I (2)	1,678,048		80,898		1,758,946		—
Trust 1989-0 Tranche II (2)	290,454		13,972		304,426		—
Trust 1989-0 2Tranche III (2)	1,329,151		64,078		1,393,229		—
Trust 1990-4 (2)	4,641,290		223,271		4,864,561		—
Trust 1991-2 (2)	1,264,484		74,329		1,338,813		—
Loss shared with FOBAPROA/IPAB	—		—		(2,543,832)		(2,591,437)
FOBAPROA checking account	—		—		(168,633)		(3,582,648)

Total	Ps	9,203,427	Ps	s 456,548	Ps	6,947,510	Ps	7,049,536

(1) Trusts of the original FOBAPROA program.

(2) Trusts of the agreement for the new program with IPAB.

The characteristics of each of the aforementioned IPAB promissory notes (former FOBAPROA’s) are described below:

Promissory note	Maturity in years	Year of maturity	Interest rate payable		Interest
Trust 1989-0	10	2005	91-day CETES — 1.35 pb.	%	Capitalizable
Trust 1989-0	10	2006	91-day CETES — 1.35 pb.	%	Capitalizable
Trust 1991-2	10	2006	91-day CETES		Capitalizable

Payment notes of IPAB, and in some cases, the Instruments of IPAB, have the same term and interest rate characteristics as FOBAPROA’s promissory notes.  Furthermore, percentages of equity in losses and incentive programs of original agreements entered into with FOBAPROA are maintained unchanged.

On the other hand, payments made by BANORTE to the IPAB during 2004 from fees, amounted Ps755,778 (Ps766,982 in 2003).

NOTE 11 - CONSOLIDATION OF TRUSTS FOR RESTRUCTURED LOANS DENOMINATED IN UDIs:

On March 30, 1995, the Mexican Government implemented the “UDI program”, designed to encourage the restructuring and conversion of peso-denominated loans to UDI-denominated loans during a time when the rate on peso-denominated loans significantly exceeded the UDIS rate offered to the borrower.  All borrowers in each loan category mentioned below were eligible to participate in the program.

The UDIs Programs cover 4 types of loans: a) Commercial, b) Mortgage, c) those granted to States and Municipalities and, d) those granted to the Agricultural Sector.

In this connection, the HOLDING maintains the following Programs in UDIs:

a)              Program of support to Mortgage Loan Debtors and Benefit Agreement for Mortgage Loan Debtors.

b)             Financing Agreement for the Agricultural and Fishing Sector (FINAPE).

c)              Benefit Program for Corporate Loan Debtors.

d)             Financial and Promotion Support Agreement for Small and Medium Companies (FOPYME).

e)              Additional Benefit Program for Mortgage Loan Debtors – Loans for FOVI-type housing.

In the case of borrowers who participate in the aforementioned Programs, the amount of principal and interest accrued the amount of the loan in pesos are first translated to the UDI amount and subsequently the interest is fixed at an agreed reference rate.

Trusts managed by each of aforementioned UDI programs made long-term deposits with the Federal Government, with fixed and variable interest rates, depending on the characteristics of each trust (this interest rate should be less than the interest charged to debtors); in turn, the HOLDING received federal bonds from the Mexican Government, known as “Special treasury certificates” referenced to the interest rate for the treasury certificates.

The maturity of these bonds matches the maturities of the deposits made by the trust with the government.  Payments received from the loans in the trust are used to pay the principal as well as interest of deposits.  Similarly, the Mexican government remits the same amount received on the deposits for interest and principal on “Special treasury certificates”.

In the event that any of the loans transferred to the UDI Trusts are in default, a portion of the deposit or borrowing and the same portion of principal of the Special treasury certificates will bear interest at a rate equivalent to UDIs. This feature was added in October 2002 to reflect the fact that the UDI program was intended to provide support to paying debtors. The HOLDING continues administering and evaluating the risk of any possible loan losses.  In the case that a loan is 100% reserved, deposits or borrowings continue bearing interest at normal rates.

The rules of the COMMISSION require amounts of trusts with restructured loans in UDIs, to be consolidated with the figures of the HOLDING in order to show the basis of the operation, which is an interest rate swap with the Federal Government.

a.               The balances of the items corresponding to trust assets and liabilities as of December 31, are summarized as shown below:

Item	2004		2003

Banks	Ps	15,636	Ps	31,900
Government securities	4,391		5,944
Current loan portfolio	1,268,232		2,771,079
Past due loan portfolio	445,362		476,021
Interests accrued on loans	3,997		5,250
Due interests	15,614		17,656
Allowance for loan losses	(634,154)		(627,536)

Total assets	Ps	1,119,078	Ps	2,680,314

Item	2004		2003

Fiduciary values	Ps	1,104,991	Ps	2,664,265
Deferred taxes	14,087		11,616
Income for the year	—		4,433

Total liabilities	Ps	1,119,078	Ps	2,680,314

b.              The total eliminations given effect to in the consolidation of the trusts are summarized below:

Accounting of trusts debit (credit) balance	2004		2003

Banks	Ps	15,636	Ps	31,900
Fiduciary values	1,104,991		2,664,264
Recovery of administrative expenses	(55,450)		(75,564)
Interest paid	(45,588)		(122,957)

Accounting of the HOLDING debit (credit) balance	2004		2003

Sundry creditors	Ps	(15,636)	Ps	(31,900)
Held-to-maturity securities	(1,104,991)		(2,664,264)
Fees collected from interest income	55,450		75,564
Interest income	45,588		122,957

c.               The amount of the total program of loans in UDIs as of December 31 is summarized below:

	2004
	States and				Productive
Concept	Municipalities		Mortgage		plant		Total
	(1)				(2)

Current portfolio	Ps	—	Ps	1,268,232	Ps	—	Ps	1,268,232
Current interest	—		3,997		—		3,997
Past due portfolio	—		445,362		—		445,362
Interest due	—		15,614		—		15,614

Total	Ps	—	Ps	1,733,205	Ps	—	Ps	1,733,205

	2003
	States and				Productive
Concept	Municipalities		Mortgage		plant		Total

Current portfolio	Ps	1,138,847	Ps	1,612,908	Ps	19,324	Ps	2,771,079
Current interest	664		4,585		1		5,250
Past due portfolio	—		474,028		1,993		476,021
Interest due	—		17,656		—		17,656

Total	Ps	1,139,511	Ps	2,109,177	Ps	21,318	Ps	3,270,006

(1)          The Program of Loan Support for States and Municipalities expired in May 2004.

(2)          The Programs of Loan Support to the National Productive Plant expired in September, October and November 2004.

During 2004, an additional allowance for loan losses was created from the net profits of the trusts in the amount of Ps43,837 (Ps37,414 in 2003).

NOTA 12 - LOAN PORTFOLIO:

At December 31, 2004 and 2003, the balance of loan portfolios of the HOLDING, corresponding to purchase rights, comprised the following:

	Rights
	Purchased		2004		2003

Bancrecer I Project	Ps	356,181	Ps	345,934	Ps	451,200
Serfin Santander Project	408,721		403,706		554,109
Bital I Project	423,252		421,256		457,718
Bancomer II Project	17,826		17,736		—
Confia III Project	124,755		124,256		—
Bital II Project	170,431		171,533		—
Bancomer III Project	204,570		206,211		—
Serfín (Trust 025174-2 Bancen) Project	458,611		458,562		714,585

Total credit assets portfolio	Ps	2,164,347	Ps	2,149,194	Ps	2,177,612

As described in Note 2 paragraph b., this item represents the amount effectively paid by the HOLDING to obtain rights over the flows generated by loan portfolios acquired, less amounts amortized through December 31, 2004.

At December 31, 2004 and 2003, the face value of the portfolio and assets associated with rights purchased by the HOLDING, was as follows:

	2004		2003

Bancrecer I Project	Ps	1,279,000	Ps	1,659,797
Serfin Santander Project	1,445,000		1,871,753
Bital Project I	2,114,000		2,313,938
Bancomer II Project	272,000		—
Confia III Project	491,000		—
Bital II Project	1,685,138		—
Bancomer III Project	807,000		—
Serfin Project (Trust 025174-2 Bancen)	4,491,000		7,853,983

Total credit assets portfolio	Ps	12,584,138	Ps	13,699,471

Project Bancrecer I

The amount of this asset corresponds to the purchase price of mortgage loan portfolio from Bancrecer, S. A., Institución de Banca Multiple, which was submitted by the IPAB during March 2001.  This portfolio comprises loans with a face value of Ps1,333,000 and was acquired on November 8, 2002 by BANCEN, which sold it in turn to BANORTE.  BANORTE owns this portfolio; therefore, profits will arise when the cash collected from the portfolio exceeds the purchase price.

Project Serfin Santander

The amount of this asset corresponds to the purchase price of mortgage loan portfolio from Serfin Santander, S. A., Institución de Banca Multiple, which was submitted by the IPAB during December 2003.  This portfolio comprises loans with a face value of Ps1,314,000 and was acquired on November 8, 2002 by BANCEN, which sold it in turn to BANORTE.  BANORTE owns this portfolio; therefore, profits will arise when the cash collected from the portfolio exceeds the purchase price.

Project Bital I

The amount of this asset corresponds to the purchase price of mortgage loan portfolio from Bital, S. A., Institución de Banca Multiple, which was submitted by the IPAB during December 2003.  This portfolio comprises of loans with a face value of Ps2,123,000 and was acquired on December 19, 2003 by BANCEN, which sold it in turn to the BANORTE. BANORTE owns this portfolio; therefore, profits will arise when the cash collected from the portfolio exceeds the purchase price.

Project Bancomer II

The amount of this asset corresponds to the purchase price of commercial and consumer loan portfolio from Bancomer, S. A., Institución de Banca Multiple (Bancomer), which was submitted by the IPAB during June 2004.  This portfolio comprises loans with a face value of Ps343,000 and was acquired on June 6, 2004 by BANCEN, which sold it in turn to BANORTE. BANORTE owns this portfolio; therefore, profits will arise when the cash collected from the portfolio exceeds the purchase price.

Project Confia III

The amount of this asset corresponds to the purchase price of mortgage loan portfolio from Banco Nacional de México, S. A., Institución de Banca Multiple, which was submitted by the IPAB during November 2004.  This portfolio comprises loans with a face value of Ps491,000 and was acquired on November 29, 2004 by BANCEN, which sold it in turn to BANORTE. BANORTE owns this portfolio; therefore, profits will arise when the cash collected from the portfolio exceeds the purchase price.

Project Bital II

The amount of this asset corresponds to the purchase price of commercial and consumer loan portfolio from HSBC, S. A., Institución de Banca Multiple, which was submitted by the IPAB during November 2004.  This portfolio comprises loans with a face value of Ps1,685,000 and was acquired on November 24, 2004 by BANCEN, which sold it in turn to BANORTE. BANORTE owns this portfolio; therefore, profits will arise when the cash collected from the portfolio exceeds the purchase price.

Project Bancomer III

The amount of this asset corresponds to the purchase price of mortgage loan portfolio from Bancomer, S. A., Institución de Banca Multiple, which was submitted by the IPAB during December 2004.  This portfolio comprises loans with a face value of Ps807,000 and was acquired in December 2004 by BANCEN, which sold it in turn to BANORTE. BANORTE owns this portfolio; therefore, profits will arise when the cash collected from the portfolio exceeds the purchase price.

Project Serfin

On October 27, 1999, in compliance with the public tender bases and in accordance with instructions from IPAB, the trust division of Banca Serfín (SERFIN) selected BANORTE to supervise the management, recovery and collection of the loans and assets included in commercial portfolio Tranches I and II and mortgage portfolio Tranche III. Furthermore, said bases establish that BANORTE may propose a third party to enter into the corresponding agreement; therefore, on February 28, 2000, SERFIN signed such an agreement with BANCEN, whereby SERFIN and its trust division transferred to BANCEN the rights over the flows from portfolio Tranches I, II and III, totaling Ps20,872,000 (nominal value).  The price paid for these flows was Ps2,474,000 (nominal value).

The agreement also establishes, the way in which cash flows will be distributed when generated, as a result of the management and collection activities performed by BANCEN:

a.               100% for BANCEN, up to the recovery of 50% of the investment.

b.              80% for BANCEN, up to recovery of 100% of the investment and the remaining 20% for SERFIN.

c.               70% for BANCEN, until obtaining a 10% IYR (internal yield rate in dollars) on the investment and the remaining 30% for SERFIN.

d.              60% for BANCEN, until obtaining a 20% IYR on the investment and the remaining 40% for SERFIN.

e.               40% for BANCEN, until obtaining a 30% IYR on investment and the remaining 60% for SERFIN.

f.                 40% of the remaining flows, once the previous scenarios have been covered. The hypothesis corresponding this paragraph until the end of the agreement.

The agreement is effective for 4 years, staring when the agreement was sign, up to the date on which BANCEN violates the agreement, whit an adverse effect on SERFIN’s rights.

During 2003, BANCEN renegotiated a change to the portfolio administration contract entered into with the fiduciary division of SERFIN, including the retroactive effect of administering approximately $2,800,000 in additional assets, among which are stocks and securities and property fiduciary rights delivered since February 2000 to BANCEN.

Likewise, during 2004 BANCEN obtained an additional two-year extension with IPAB for the administration and collection of this trust, to be concluded in February 2006.

NOTE 13 - FORECLOSED ASSETS:

The amounts of foreclosed assets as of December 31, are summarized below:

Concept	2004		2003

Personal property	Ps	151,992	Ps	341,528
Real property	472,383		661,801
Promised-for-sale assets	264,392		301,408

	888,767		1,304,737
Allowance for write-off assets	(523,865)		(120,070)

Total foreclosed assets	Ps	364,902	Ps	1,184,667

At December 31, 2004 the amount generated from recovery of personal property and real property represented Ps49,174  (Ps35,571 in 2003).

At December 31, 2004, the foreclosed assets show the following ageing (monthly):

Personal property, collection rights and			% of	Allowance for
investment securities	Amount		allowance	loss

Up to 6 months	Ps	10,954	0%	Ps	—
More than 6 and up to 12 months	13,116		10%	1,312
More than 12 and up to 18 months	30,498		20%	6,100
More than 18 and up to 24 months	24,575		45%	11,059
More than 24 and up to 30 months	2,198		60%	1,319
More than 30 months	78,107		100%	78,107

	159,448			97,897

Real State

Up to 12 months	16,077		0%	—
More than 12 and up to 24 months	9,923		10%	992
More than 24 and up to 30 months	3,238		15%	485
More than 30 and up to 36 months	9,971		25%	2,493
More than 36 and up to 42 months	24,132		30%	7,240
More than 42 and up to 48 months	10,254		35%	3,589
More than 48 and up to 54 months	22,026		40%	8,810
More than 54 and up to 60 months	11,993		50%	5,996
More than 60 months	396,605		100%	396,606

	504,219			426,211

Promised-for-sale property	264,393			(243)

Changes corresponding to December 2004	(39,293)

Total foreclosed assets and preventive allowance	Ps	888,767		Ps	523,865
Net amount of foreclosed assets	Ps	364,902

NOTE 14 - PROPERTY, FURNITURE AND EQUIPMENT:

Property, furniture and equipment as of December 31 is summarized below:

Concept	2004		2003

Property (1)	Ps	4,676,114	Ps	4,255,679
Electronic computer equipment	1,060,884		1,064,435
Furniture and office equipment	879,738		888,933
Transportation equipment	678,399		585,580
Installations and improvements	1,373,812		1,519,224
Other equipment	2,117		4,169

	8,671,064		8,318,020
Accumulated depreciation	(2,730,066)		(2,293,716)

Total property, furniture and equipment, net	Ps	5,940,998	Ps	6,024,304

(1)          Includes a property acquired on October 29, 2004 and recorded at a cost of Ps479,025 (US$39,763,071).

NOTE 15 - PERMANENT STOCK INVESTMENTS:

The HOLDING maintains permanent stock investments in non-consolidated affiliated and subsidiary companies. These investments were accounted for by the equity method at December 31, 2004 and 2003, as follows:

	2004						2003
	Cost of
Entity	acquisition		Surplus		Total		Total

Siefore Banorte Generali, S.A. de C.V. SIEFORE	Ps	252,763	Ps	119,176	Ps	371,939	Ps	314,594
Servicio Panamericano de Protección, S.A. de C.V.	50,958		48,887		99,845		221,200
Sólida Administradora de Portafolios, S.A. de	445,050		146,567		591,617		569,709
Fianzas Banorte, S.A. de C.V.	39,302		40,715		80,017		101,349
Seguros Banorte Generali, S.A. de C.V.	194,470		187,087		381,557		208,906
Controladora Prosa, S.A. de C.V	47,486		4,698		52,184		51,514
Pensiones Banorte Generali, S.A. de C.V.	57,324		56,858		114,182		100,214
Sociedades de Inversión Bancen	11,719		3,144		14,863		14,525
Sociedades de Inversión Banorte	40,164		29,379		69,543		66,779
Bolsa Mexicana de Valores, S.A. de C.V.	25,200		—		25,200		21,483
Seguros Generali México, S.A. de C.V. (See Note 2)	—		—		—		48,351
Others	52,471		23,303		75,774		77,956

	Ps	1,216,907	Ps	659,814	Ps	1,876,721	Ps	1,796,580

NOTE 16 - OTHER ASSETS:

The other assets as of December 31 were as follows:

Concept	2004		2003

Investments of provisions for personnel pensions (see Note 20)	Ps	1,486,087	Ps	1,403,777
Provision for labor obligations (see Note 20)	(1,376,088)		(1,312,592)
Other unamortized expenses	2,001,531		1,498,241
Accumulated amortization of other expenses	(801,882)		(549,094)
Storage inventory	112,192		206,083
Organization expenses	140,364		195,039
Goodwill (see Note 2s.)	74,306		94,954
Collateral deposits	28,834		29,350
Investments of the contingency reserves	3,256		3,230
Provisions for the contingency reserve	(3,256)		(3,230)
Other assets	1,299		63,477

Total	Ps	1,666,643	Ps	1,629,235

NOTE 17 - DEMAND DEPOSITS:

The balance of this item is summarized below:

	Local Currency				Valued Foreign Currency				Total
Concept	2004		2003		2004		2003		2004		2003

Non-interest-bearing checking accounts	Ps	22,784,532	Ps	23,212,032	Ps	260,333	Ps	36,004	Ps	23,044,865	Ps	23,248,036
Interest-bearing checking accounts	21,176,252		26,393,180		142,018		3,813,960		21,318,270		30,207,140
US dollar denominated checking accounts	—		—		4,543,546		—		4,543,546		—
Border US dollar denominated checking accounts	—		—		2,187,851		2,167,352		2,187,851		2,167,352
Savings accounts	4,077		9,591		—		—		4,077		9,591
Demand deposits in current account	13,921,360		10,177,637		—		—		13,921,360		10,177,637
IPAB checking accounts	235,160		3,806,852		15,223		148,315		250,383		3,955,167

Total	Ps	58,121,381	Ps	63,599,292	Ps	7,148,971	Ps	6,165,631	Ps	65,270,352	Ps	69,764,923

These liabilities accrue interest, depending on the type of instrument and average balance maintained in investments; consequently, the average interest rates and the currency they are denominated in are shown below:

	2004				2003
Foreign currency	March	June	September	December	March	June	September	December

Local currency and UDIs	1.59%	1.81%	1.32%	1.82%	2.16%	1.86%	1.45%	1.60%
Foreign currency	0.61%	0.70%	0.75%	0.85%	0.62%	0.60%	0.56%	0.61%

At December 31, 2004 and 2003, these liabilities showed deposit ranges (with and without interest) and criteria for the assignment of funding rates, as shown below:

	2004						2003
Currently payable deposits	Local currency and valued UDI’s		Foreign currency		Total		Total
Range of deposits

Without interest:
Up to 9,000 UDIs	Ps	490,932	Ps	—	Ps	490,932	Ps	1,845,873
From 9,001 to 18,000 UDIs	1,543,521		—		1,543,521		1,419,074
From 18,001 to 36,000 UDIs	2,168,189		—		2,168,189		1,990,796
From 36,001 to 90,000 UDIs	3,670,288		—		3,670,288		3,433,353
More than 90,000 UDIs	15,004,744		—		15,004,744		14,558,413
Total without interest	22,877,674		—		22,877,674		23,247,509

With interest:
Up to 9,000 UDIs	7,399,517		—		7,399,517		8,310,769
From 9,001 to 18,000 UDIs	3,510,411		—		3,510,411		3,678,027
From 18,001 to 36,000 UDIs	3,694,225		—		3,694,225		3,792,559
From 36,001 to 90,000 UDIs	4,523,591		—		4,523,591		4,622,400
More than 90,000 UDIs	16,115,963		—		16,115,963		19,948,167
Total with interest UDIs	35,243,707		—		35,243,707		40,351,922

Without interest:
Up to 2,500 USD	—		27,920		27,920		2,257
From 2,501 to 5,000 USD	—		12,826		12,826		1,622
From 5001 to 10,000 USD	—		21,622		21,622		3,692
From 10,001 to 25,000 USD	—		43,128		43,128		5,996
More than 25,000 USD	—		475,750		475,750		22,821
Total without interest in USD	—		581,246		581,246		36,388

With interest:
Up to 2,500 USD	—		113,011		113,011		129,776
From 2,501 to 5,000 USD	—		127,419		127,419		135,455
From 5,001 to 10,000 USD	—		227,926		227,926		254,756
From 10,001 to 25,000 USD	—		525,076		525,076		524,926
More than 25,000 USD	—		5,574,293		5,574,293		5,084,191
Total with interest in USD	—		6,567,725		6,567,725		6,129,104

Grand total	Ps	58,121,381	Ps	7,148,971	Ps	65,270,352	Ps	s69,764,923

	2004						2003
Currently payable deposits	Local currency and valued UDI’s		Foreign currency		Total		Total
Range of deposits

Without interest:	Ps	24,359,814	Ps	566,023	Ps	24,925,837	Ps	23,282,294

With interest:
Low Cost (1)	32,378,033		4,978,992		37,357,025		31,642,082
Medium Cost (2)	2,280,542		1,588,733		3,869,275		9,239,062
Medium-High Cost (3)	268,541		—		268,541		1,419,744
High Cost (4)	159,622		—		159,622		275,014
Very High Cost (5)	(1,325,171)		15,223		(1,309,948)		3,906,727
Grand total	Ps	58,121,381	Ps	7,148,971	Ps	65,270,352	Ps	69,764,923

Funding rates used by the HOLDING as reference are: a). for local currency, Interbank Equilibrium Interest Rate (TIIE), Average Cost of Deposit-taking Operations (CCP) and, b). for foreign currency, London Interbank Offered Rate (LIBOR), respectively.

Following are the parameters of the funding rate:

(1)          <=30% of the above-mentioned rate

(2)          >=30% and <=55% of the above-mentioned rate

(3)          >=55% and <=75% of the above-mentioned rate

(4)          >=75% and <=85% of the above-mentioned rate

(5)          >85% of the above-mentioned rate

NOTE 18 - TERM DEPOSITS:

Balances as of December 31, were as follows:

	Local Currency				Valued Foreign Currency				Total
Concept	2004		2003		2004		2003		2004		2003

Over-the-counter promissory notes	Ps	43,377,404	Ps	73,122,098	Ps	—	Ps	—	Ps	43,377,404	Ps	73,122,098
Money desk promissory notes	10,975,928		19,685,113		—		—		10,975,928		19,685,113
Fixed term deposits	100,000		1,310,956		7,292,302		6,280,812		7,392,302		7,591,768
Bank term deposits	319,709		319,709		—		—		319,709		319,709
Provision for interest	1,052,465		811,136		9,719		4,331		1,062,184		815,467
Total	Ps	55,825,506	Ps	95,249,012	Ps	7,302,021	Ps	6,285,143	Ps	63,127,527	Ps	101,534,155

These deposits accrue interest at rates depending on the type of instrument and average balance maintained in investments, consequently, the average interest rates and their respective currency are shown below:

	2004				2003
Foreign currency	March	June	September	December	March	June	September	December

General Public
Local currency and UDIs	4.75%	5.23%	5.72%	6.39%	7.15%	5.58%	4.03%	4.47%
Foreign currency	0.42%	0.64%	0.83%	1.12%	0.74%	0.67%	0.60%	0.49%

Money Market

Local currency and UDIs	7.52%	8.12%	8.60%	9.14%	7.97%	6.99%	5.79%	6.88%

At December 31, 2004 and 2003, the terms at which term deposits are negotiated are shown below:

	2004
	From 1 to		From 6 to		More than		Contractual
Concept	179 days		12 months		1 year		Value

Over-the-counter and money desk, promissory notes, and fixed term deposits (local currency)	Ps	49,710,819	Ps	1,217,422	Ps	3,525,091	Ps	54,453,332
Fixed term deposits (foreign currency)	6,393,087		716,196		183,019		7,292,302
Bank term deposits	—		—		319,709		319,709
Interest provision	145,211		47,565		869,408		1,062,184
Total	Ps	56,249,117	Ps	1,981,183	Ps	4,897,227	Ps	63,127,527

	2003
	From 1 to		From 6 to		From 1 to		Contractual
Concept	179 days		12 months		2 year		Value

Over-the-counter and money desk promissory notes, and fixed term deposits (local currency)	Ps	88,668,873	Ps	445,344	Ps	3,692,994	Ps	92,807,211
Fixed term deposits (foreign currency)		5,284,068		455,503		1,852,197		7,591,768
Bank term deposits		—		—		319,709		319,709
Interest provision		815,467		—		—		815,467
Total	Ps	94,768,408	Ps	900,847	Ps	5,864,900	Ps	101,534,155

At December 31, 2004 and 2003, these liabilities showed deposit ranges (taken from the public and the Money Desk), as follows:

	2004						2003
	Local Currency and		Foreign
Term deposits	Valued UDI’s		currency		Total		Total
Range of deposits

From the public:
Up to 9,000 UDIs	Ps	2,601,839	Ps	—	Ps	2,601,839	Ps	2,486,804
From 9,001 to 18,000 UDIs	3,371,903		—		3,371,903		3,262,280
From 18,001 to 36,000 UDIs	5,123,861		—		5,123,861		4,878,243
From 36,001 to 90,000 UDIs	7,481,108		—		7,481,108		7,063,501
From 90,001 to 360,000 UDIs	11,717,609		—		11,717,609		13,437,501
More than 360,001 UDIs	13,207,268		7,302,021		20,509,289		48,388,257
Total	43,503,588		7,302,021		50,805,609		79,516,586

Money Market:
Up to 360,000 UDIs	1,047		—		1,047		761
From 360,001 to 3,600,000 UDIs	201,842		—		201,842		222,314
From 3,600,001 to 36,000,000 UDIs	3,443,358		—		3,443,358		4,223,686
From 36,000,001 to 180,000,000 UDIs	5,489,376		—		5,489,376		6,115,962
From 180,000,001 to 360,000,000 UDIs	1,777,843		—		1,777,843		5,173,986
More than 360,000,001 UDIs	1,408,452		—		1,408,452		6,280,860
Total	12,321,918		—		12,321,918		22,017,569

Grand total	Ps	55,825,506	Ps	7,302,021	Ps	63,127,527	Ps	101,534,155

NOTE 19 - INTERBANK AND OTHER ENTITY LOANS:

The balances as of December 31 are comprised as follows:

	Mexican Pesos Valued Foreign Currency Total
Concept	2004		2003		2004		2003		2004		2003

Deposits and bank loans	Ps	2,901,390	Ps	12,731,160	Ps	—	Ps	80,268	Ps	2,901,390	Ps	12,811,428
Deposits and foreign bank loans	366		—		1,304,406		948,249		1,304,772		948,249
Loans on rediscounted portfolio	10,194,102		8,619,148		1,524,252		1,896,633		11,718,354		10,515,781
Securitization of remittances	—		—		102,873		320,543		102,873		320,543
Call money	3,165,745		1,938,494		—		—		3,165,745		1,938,494
FOVI rediscounts	3,800,676		4,340,355		—		—		3,800,676		4,340,355
Interest provision	26,603		30,976		13,145		8,642		39,748		39,618
Total	Ps	20,088,882	Ps	27,660,133	Ps	2,944,676	Ps	3,254,335	Ps	23,033,558	Ps	30,914,468

These loans accrue interest, depending on the type of instrument and average balance maintained in interbank and other entities’ loans, consequently, the average interest rates and their currency of reference is shown below:

BANORTE

	2004				2003
FOREIGN CURRENCY	March	June	September	December	March	June	September	December

Call money

Mexican pesos and UDIs	5.98%	6.60%	7.22%	8.26%	9.96%	7.74%	4.35%	5.78%

Other interbank loans

Mexican pesos and UDIs	7.28%	7.83%	6.91%	9.07%	8.68%	7.05%	5.24%	6.45%
Foreign currency	4.57%	4.56%	4.36%	4.80%	7.57%	5.01%	4.93%	4.93%

BANCEN

	2004				2003
FOREIGN CURRENCY	March	June	September	December	March	June	September	December

Call money
Mexican pesos and UDIs	5.50%	6.34%	7.02%	8.67%	8.88%	6.09%	4.56%	5.67%
Other interbank loans
Mexican pesos and UDIs	6.55%	3.90%	2.53%	7.65%	5.40%	3.20%	1.97%	4.14%
Foreign currency	7.38%	7.07%	7.49%	8.31%	7.61%	7.35%	7.45%	7.50%

At December 31, 2004 and 2003, the negotiation terms of these interbank and other entities’ loans are as follows:

	2004
	From 1 to		From 6 to		More than		Contractual
Concept	179 days		12 months		1 year		value

Deposits and loans of national banks	Ps	2,554,004	Ps	347,386	Ps	—	Ps	2,901,390
Deposits and loans of foreign banks	119,123		190,790		994,859		1,304,772
Loans of rediscounted portfolio	1,852,773		3,981,187		5,884,394		11,718,354
Securitization of remittances	—		—		102,873		102,873
Call money	3,165,745		—		—		3,165,745
FOVI rediscounts	—		—		3,800,676		3,800,676
Interest provision	20,290		—		19,458		39,748

Total	Ps	7,711,935	Ps	4,519,363	Ps	10,802,260	Ps	23,033,558

	2003
	From 1 to		From 6 to		More than		Contractual
Concept	179 days		12 months		1 year		value

Deposits and loans of national banks	Ps	2,161,779	Ps	10,649,649	Ps	—	Ps	12,811,428
Deposits and loans of foreign banks	9,501		267,710		671,038		948,249
Loans of rediscounted portfolio	1,616,147		4,024,535		4,875,099		10,515,781
Securitization of remittances	—		—		320,543		320,543
Call money	1,938,494		—		—		1,938,494
FOVI rediscounts	—		—		4,340,355		4,340,355
Interest provision	39,618		—		—		39,618

Total	Ps	5,765,539	Ps	14,941,894	Ps	10,207,035	Ps	30,914,468

NOTE 20 - LABOR LIABILITIES:

The HOLDING recognizes liabilities for pension plans and seniority premiums using the “Projected Unit Credit Method”. This method considers the accrued benefits at the date of valuation, as well as the benefits generated during the plan year.

During the year, some events generated a loss from the advance reduction of labor obligations amounting to Ps192,400, as shown within the administrative expenses in the statement of income.

The actuarial present value of benefit obligations and projected benefits as of December 31, 2004 and 2003, corresponding to the “Defined Benefit Pension and Seniority Premium Plan”, determined by independent actuarial experts, is summarized below:

	2004
Concept	Personnel pensions		Seniority premiums		Medical insurance to retired personnel		Total

Projected benefit obligations (PBO)	Ps	582,186	Ps	97,699	Ps	845,741	Ps	1,525,626
Plan assets at market value	634,742		117,166		337,955		1,089,863

Financial situation of the plans	(52,556)		(19,467)		507,786		435,763
Unamortized transition (assets) liabilities	(81,268)		13,852		(432,380)		(499,796)
Unamortized prior services and plan amendments	21,756		2,772		—		24,528
Unamortized changes in assumptions and adjustments from experience	(82,518)		(22,234)		24,594		(80,158)

Projected net (assets) liabilities (1)	Ps	(194,586)	Ps	(25,077)	Ps	100,000	Ps	(119,663)

Current benefit obligations (CBO)	Ps	512,567	Ps	60,323	Ps	—	Ps	572,890

	2003
Concept	Personnel pensions		Seniority premiums		Medical expenses to retired personnel		Total

Projected benefits obligations (PBO)	Ps	571,694	Ps	116,150	Ps	866,512	Ps	1,554,356
Plan assets at market value	735,044		106,159		219,159		1,060,361

Financial situation of the plans	(163,350)		9,991		647,353		493,995
Unamortized transitions (assets) liabilities	(99,927)		18,275		(463,227)		(544,879)
Unamortized prior services and plan amendments	27,116		2,799		—		29,915
Unamortized changes in assumptions and adjustments from experience	(30,813)		(33,084)		(14,359)		(78,256)

Projected net (assets) liabilities (1)	Ps	(266,974)	Ps	(2,019)	Ps	169,767	Ps	(99,225)

Current benefit obligations (CBO)	Ps	491,687	Ps	69,861	Ps	—	Ps	561,548

(1)              The HOLDING has a net accounting accrued liability with a zero balance, since the same amount of the provision is invested in an external fund for an amount equal to Ps1,423,021 (Ps1,021,199 in 2003), which covers the aforementioned amount of obligations, in conformity with Statement  D-3 of the MIPA.  This last amount is recorded in the item “Other Assets” (see Note 16).

At December 31, 2004 and 2003, the net cost for the year was as follows:

Concept	2004		2003

Labor cost	Ps	64,603	Ps	68,381
Financing cost	74,372		77,520
Expected return on assets	(69,338)		(78,526)
Amortizations:
Transition liability	28,445		28,964
Plan improvements	(1,072)		(1,131)
Actuary losses	2,312		2,911
Deferred losses to previous years	5,521		8,131
Cost of the period	104,843		106,250
Inflationary adjustment of the cost for the period	3,850		5,187
Net adjustment cost of the period	108,693		111,437
Cost from reduction and extinction effect	15,165		(1,289)
Inflationary adjustment on reduction and extinction effect	255		(64)
Annual cost	124,113		110,084
Maximum contribution to the “Ensure Your Future” Plan	45,677		—

Total net cost for the period	Ps	169,790	PS	110,084

Rates used in the calculation of projected benefit obligations and returns from the plan at December 31, 2004 and 2003 are shown below:

	2004	2003

Discount rate	5.25% a 5.50%	5.25% a 5.50%
Salary increase rate	1.00%	2.50%
Estimated long term rate of returns
on plan assets	6.25% a 6.50%	6.25% a 7.50%

Dismissal payments and direct labor costs are expensed in the year they are paid.

Labor obligations for pension plans presented in this note correspond to the defined benefit pension plan (the plan), covering the personnel, which elected to remain in this plan.

In the other hand, the HOLDING has an optional defined contribution pension plan, that replaces the defined benefit pension plan.  Employees participating in the new plan, do so voluntarily; therefore, there are employees that preferred to stay in the first plan denominated “Defined Benefit Pensions Plan”.  At December 31, 2004 it includes an amount of Ps420,589 (Ps382,578 in 2003); likewise, the “Ensure Your Future” pension plan includes an amount of Ps429,542 (See Note 16).

Employees who elected to participate in the new defined contribution pension plan have the right to receive a benefit for prior services as follows: 50% of the benefit immediately and the remaining 50% over a 10-year period (with the first installment as of the date of implementation of the new plan).

Labor obligations from the defined contribution pension plan do not require an actuarial valuation in accordance with Statement D-3 of the MIPA, because the cost of this plan is equal to the contributions made in favor of the participants.

The initial assignment of benefits from services rendered was financed by the definite benefit fund associated with the advance extinction of obligations, recognized under the standards established in Statement D-3 of the MIPA.

NOTE 21 - OUTSTANDING SUBORDINATED NOTES:

The balance of this item is analyzed as follows:

	2004		2003

Issue of preferred subordinated notes not convertible to capital stock, denominated in US dollars with an interest rate of 5.875% payable twice a year and with principal payable at the end of the 10-year period (See Note 2 paragraph a.).	Ps	3,334,238	Ps	—

Issue of notes (BANORTE 02D), payable in November 2012 with interest at an annual rate of 8.00% for the first 10 six-month periods. In the fifth year, the remaining 10 six-month periods shall be reviewed and such rate will not represent annual interest of less than 8.00%, or more than 10.00%. (1)	1,247,435		1,325,778

Issue of notes (BANORTE 01U), payable in June 2009 with interest at a fixed annual net rate of 8.00%.	28,247		13,148
(See Note 2 paragraph a.).	—		1,541,136
Accrued interest payable	28,247		13,148

	Ps	4,609,920	Ps	2,880,062

At December 31, 2004 and 2003, interest included in the statement of income amounted to Ps321,000 (Ps224,936 in 2003).

(1)          In an extraordinary general meeting held on June 16, 2003, the stockholders agreed to reduce the total amount of notes BANORTE 02D issued to reach an amount of Ps1,136,000 at nominal value through the issuance of 11,360,000 subordinated notes with nominal value of Ps100 each.  This decision was made based on the seventh clause of the issuance document, which establishes that in case the issuer does not quote the total subordinated notes within a maximum term of 161 days, as from the date of issuance, unquoted certificates shall be cancelled and consequently the amount of the issuance reduced.

NOTE 22 - CONTINGENCIES AND COMMITMENTS:

As of December 31, 2004 and 2003, the HOLDING has the following contingent obligations and commitments:

a.               The HOLDING (through BANORTE and BANCEN), has commitments due to guarantees granted, other contingent obligations and the opening of irrevocable letters of credit in the amount of Ps10,562,000 (Ps19,551,961 in 2003), which are recorded in memorandum accounts. Furthermore, through its Stock Exchange, it has commitments arising from the stock brokerage contracts entered into.

b.              Tax differences that could result from an audit of the tax returns filed by the HOLDING as a result of differing interpretations of legal provisions between the HOLDING and the tax authorities.

c.               There are suits and commitments filed against the HOLDING for ordinary, civil, labor, commercial and other matters. In the opinion of the lawyers of the HOLDING, as of December 31, 2004, the suits filed are considered unfavorable in the amount of Ps105,592, (mainly from BANORTE´s subsidiary) for which only Ps76,160 are provisioned.  Additionally, there are suits filed against the HOLDING for Ps9,857 (mainly from BANORTE´s subsidiary) in its role as fiduciary entity.

d.              Some property and equipment used in operations are leased.  Lease payments may be adjusted based on changes in various future economic factors.  The total payments for the years ended December 31, 2004 and 2003 amounted to Ps124,000 and Ps104,000, respectively.

e.               Differences derived from the results of the GEL audits described in Note 2 b.

NOTE 23 - ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY AND UDIs:

Foreign currency transactions

The amounts shown in this note are stated in thousands of US dollars, since this is the currency in which most of the HOLDING’s transactions are carried out.

The regulations of BANXICO set forth the following standards and limits for purposes of foreign currency transactions:

a.               The (short or long) position in US dollars should be equivalent to a maximum of 15% of the HOLDING’s net capital.

b.              Permitted foreign currency denominated liabilities should not exceed 183% of the basic capital of the HOLDING.

c.               The rules governing foreign currency transactions require maintaining a minimum level of liquid assets, in accordance with a calculation mechanism established by BANXICO, based on the maturity date of the foreign currency transactions.

As of December 31, 2004 and 2003, the HOLDING had a foreign currency position denominated in US dollars, as summarized below:

	Thousands of US dollar
	2004	2003

Assets	1,729,882	1,199,720
Liabilities	1,694,385	1,211,932
Long (short) position	35,497	(12,212)

As of December 31, 2004, the exchange rate set by BANXICO for the valuation of liabilities was Ps11.1495 per US dollar (Ps11.2372 in 2003).

Transactions denominated in UDIs

As of December 31, 2004 and 2003, the value of the UDI determined by BANXICO and used by the HOLDING to value its assets and liabilities denominated in UDIs was Ps3.534716 (Ps3.352003 in 2003). At those same dates, the HOLDING had assets and liabilities in UDIs as shown below:

	Thousands of UDIs
	2004	2003

Assets	124,455	200,332
Liabilities	96,474	572,028
(Short) long position	27,981	(371,696)

NOTE 24 - STOCKHOLDERS’ EQUITY:

In General Meetings held on April 29 and October 4, 2004, respectively, the stockholders approved among others, the following resolutions:

a.               To apply the profits corresponding to 2003 in the amount of Ps2,339,417 (Ps2,218,490 at nominal value) to income from prior years, and increase the legal reserve by Ps114,815 (Ps110,924 at nominal value) equal to 10%.

b.              To declare a dividend in cash in the amount of Ps511,899 (Ps504,587 at nominal value). The dividend aforementioned was paid after October 18, through the S. D. Indeval, S. A. de C. V.

After the aforementioned resolutions, the capital stock of the HOLDING at December 31, 2004, was represented by 504,586,887 common Series ”O” shares with a face value of three pesos and fifty cents each one, fully subscribed and paid. The capital stock is summarized below:

Description	Number of shares		Amount
	2004	2003	2004		2003

Series ”O” shares	504,586,887	504,551,887	Ps	1,766,054	Ps	1,765,932
Increase from restatement			3,854,722		3,854,723
Total			Ps	5,620,776	Ps	5,620,655

The HOLDING is required to create a legal reserve fund by appropriating 5% of its earnings each fiscal year until that fund is equivalent to 20% of its capital stock.

Dividends paid will be exempt from income tax if they are paid out of the Net Taxable Income Account or “CUFIN” and will be subject to income tax at a 4.62% and 7.69% rate if they are paid out of the Reinvested CUFIN. Dividends paid in excess of the balance of such CUFIN are subject to a 42.86%, 40.85% and 38.89% tax if paid during 2005, 2006 and 2007, respectively. The resulting tax will be payable by the HOLDING and may be credited against its income tax for the year or that of the two following years. Dividends paid will not be subject to any withholding.

In the event of capital stock reductions, any excess over capital contributions, the latter inflation-indexed in accordance with the procedures established by the Mexican Income Tax Law, is accorded the same tax treatment as dividends.

c.               The HOLDING through BANORTE, adopted a long-term incentive plan under a program denominated “Option plan for the purchase of shares” aimed at certain Executives and/or Directors appointed by the corresponding Committee.  In accordance with this plan, a trust was constituted through a Mexican financial institution in charge of managing the share packages of the HOLDING, which are acquired by the trust itself.  The term for the Executives and/or Directors to begin exercising the share purchase option is 33% the first year, 33% the second year and the remaining 34% the third year.

Under the terms of this purchase option plan, the benefit for those Executives and/or Directors of the HOLDING is constituted by the difference existing between the initial assignment price and the price when the option is exercised.

The HOLDING does not include the economic benefit arising from the purchase of shares through the aforementioned purchase option plan in income for the year.

d.              In conformity with the Bank Savings Protection Law, the IPAB will be in charge of managing the Savings Protection System, which shall be gradually reformulated in conformity with the guidelines laid down for the transition mechanics established by the IPAB.  The new savings protection system will become effective as of January 1, 2005 and establishes, among other changes, that the protection of customer deposits (savings accounts, checking accounts or other type of over-the-counter deposits; deposit certificates issued by banks on behalf of the customer and other types of term deposits with prior notification; as well as promissory notes with interest payable at maturity issued by the banks in favor of the customer; and credit balances on credit and debit cards) shall amount to 400,000 UDIs valued at Ps1,414 (5,000,000 UDIs valued at Ps16,760 in 2003), excluding, among other things, the deposits in favor of the stockholders and top bank officials.

NOTE 25 - CAPITALIZATION:

The standards issued by BANXICO for calculating the capitalization index take into account the credit and market risk of the various assets, graded by the market risk and the credit risk.

Capitalization indexes of bank subsidiaries are summarized as follows:

a.               BANORTE

By considering only the credit risk, the capitalization index determined by BANORTE at December 31, 2004 and 2003 reached 17.57% (14.33% in 2003), with a basic capital of 12.26% (11.32% in 2003). By including market risks in the determination of assets weighted by risk, the total capitalization index of BANORTE reached 13.92% (10.90% in 2003), with a basic capital of 9.71% (8.61%in 2003). The index exceeds the legal requirements in both years.

Relevant events discussed in Note 2 affected the determination of the net capital of BANORTE as follows:

(Balances stated in millions	2004			2003
of Mexican Pesos)	Credit and	Credit and
% of Assets under Risk	Credit risk	market risk		Credit risk	market risk

Basic capital	12.26%	9.71%		11.32%	8.61%
Complementary capital	5.31%	4.21%		3.01%	2.29%

Net capital	17.57%	13.92%		14.33%	10.90%

Assets subject to credit risk		Ps	82,508		Ps	81,884
Assets subject to market risk		21,651			25,836

Total assets subject to risk		Ps	104,159		Ps	107,720

At December 31, 2004 and 2003, the net capital of BANORTE was analyzed as follows:

(Amounts stated in millions of Mexican pesos)	2004		2003

Basic capital	Ps	10,112	Ps	9,776

Complementary capital	Ps	4,385	Ps	2,603

Net capital	Ps	14,497	Ps	12,379

At December 31, 2004 and 2003, the amount of weighted positions exposed to market risk was as shown below:

(Amounts stated in millions of Mexican pesos)	Amount of equivalent positions
Integration Group I	2004		2003

Transactions in local currency with nominal rate	Ps	11,279	Ps	23,170
Interest rate of transactions in foreign currency with nominal rate	9,760		2,368
Other	612		298
	Ps	21,651	Ps	25,836

At December 31, 2004 and 2003, the amount of weighted positions exposed to credit risks is shown below:

(Amounts stated in millions of Mexican pesos)	Amount of equivalent positions
Integration of Group II	2004		2003

For debt certificates position	Ps	2,224	Ps	3,297
For deposits and loans	75,985		73,392
Other	46		17
For permanent shares, personal and real property, prepaid expenses and deferred charges	4,253		5,178
	Ps	82,508	Ps	81,884

The amount of weighted assets subject to market and credit risk is detailed as follows:

(Amounts stated in millions of Mexican pesos)	Risk-weighted assets
Concept	2004		2003
Group I	Ps	21,651	Ps	25,836
Group II	82,508		81,884
	Ps	104,159	Ps	107,720

The quarterly behavior of the capitalization index and its components are shown below:

Concept	4T03	1T04	2T04	3T04	4T04

Net capital / Assets subject to credit risk	14.34%	18.8%	16.32%	16.1%	17.6%
Net capital / Assets subject to credit and market risk	10.90%	14.76%	12.95%	13.9%	13.9%
Liquidity = Liquid assets / liquid liabilities	48.9%	48.8%	52.0%	49.6%	66.1%
Min = Quarterly financial margin / Average productive assets	3.9%	3.9%	3.7%	3.9%	4.3%
Operating efficiency	4.6%	4.7%	4.6%	4.7%	4.8%
ROE = Net quarterly income / Average stockholders’ equity	11.2%	14.2%	16.8%	14.8%	18.0%
ROA = Net quarterly income / Total average assets	0.5%	0.7%	0.8%	0.7%	0.9%

b.              BANCEN

The standards of BANXICO to calculate the capitalization index, adjust weighted assets subject to risk, accordance with the market and credit risk. By considering only the credit risk, the capitalization index determined by the BANCEN at December 31, 2004 reached 122% (107.28% in 2003), with a basic capital of 121.44% (106.03% in 2003). By including market risks in the determination of assets weighted by risk, the total capitalization index of BANCEN reached 66.74% (66.79% in 2003), with a basic capital of 66.43% (66.01% in 2003). The index exceeds the legal requirements for both years.

Relevant events discussed in Note 2, affected the determination of net capital of the BANCEN as follows:

		2003			2002
		Credit and market			Credit and market
Risk assets %	Credit risk	risk		Credit risk	risk

Basic capital	121.44%	66.43%		106.01%	66.01%
Complementary capital	0.56%	0.31%		1.27%	0.78%
Net capital	122.00%	66.74%		107.28%	66.79%

Assets subject to credit risk		Ps	2,604		Ps	2,279
Assets subject to market risk		2,156			1,381

Total assets subject to risk		Ps	4,760		Ps	3,660

At December 31, 2004 and 2003, the net capital of BANCEN is comprised as follows:

(Amounts stated in millions of Mexican pesos)	2004		2003

Basic capital	Ps	3,162	Ps	2,549

Complementary capital	Ps	15	Ps	30

Net capital	Ps	3,177	Ps	2,579

At December 31, 2004 and 2003, the amount of weighted positions exposed to market risk is shown below:

(Amounts stated in millions of Mexican pesos)	Amount of equivalent positions
Integration of Group I	2004		2003

Transactions in local currency with nominal rate	Ps	148	Ps	95
Transactions with effective interest rate	17		12
Foreign currency with nominal rate	1		1
Balance in shares or with yield indexed to a share or group or shares’ price	6		9
	Ps	172	Ps	117

At December 31, 2004 and 2003, the amount of weighted positions exposed to credit risks is shown below:

(Amounts stated in millions of Mexican pesos)	Amount of equivalent positions
Integration of Group II	2004		2003

Per debt certificates position	Ps	8	Ps	1
Per deposits and loans	200		192
	Ps	208	Ps	193

The amount of weighted assets subject to market and credit risks is detailed as follows:

(Amounts stated in millions of Mexican pesos)	Risk-weighted assets
Concept	2004		2003

Group I	Ps	172	Ps	117
Group II	208		193
	Ps	380	Ps	310

The quarterly behavior of the capitalization index and its components is shown below:

Concept	4T03	1T04	2T04	3T04	4T04

Net capital / Assets subject to credit risk	107.28%	88.52%	70.59%	91.40%	122%
Net capital / Assets subject to credit and market risk	66.79%	20.77%	41.98%	32.33%	66.74%
Liquidity = Liquid assets / Liquid liabilities	114.90%	277.1%	545.7%	17408.7%	272.5%
Financial margin / Average productive assets	2.1%	2.6%	3.7%	2.6%	0.8%
Operating efficiency	12.8%	13.7%	12.8%	13.2%	13.1%
ROE = Net income for the quarter /Average stockholders’ equity	28.3%	16.1%	11.6%	12.3%	13.5%
ROA = Net income for the quarter / Total average assets	19.0%	12.3%	8.5%	9.0%	9.9%

The net capital calculations and capital requirement are performed during the first week after the closing of each quarter with information at that same date, in order to determine how changes occurring in the capital structure have an impact on the financial ratios and the position of such capital.  The aforementioned information is filed with the Risk Policies Committee, which analyzes and determines the feasibility of the new plans and/or investment projects.

Finally, at December 6, 2004, the General Rules issued by the COMMISSION became effective in order to classify Multiple Purpose Banking Institutions considering their capitalization indexes, and when required, to apply the necessary corrective measures to guarantee an adequate capital amount in responding to any liquidity problem faced by this type of institutions.

The categorization of Multiple Purpose Banking Institutions is performed in accordance with their capitalization index and the corrective measures applicable in conformity with each category are shown below:

Category	Capitalization index

I	10% or more
II	8% - 9.9%
III	7% - 7.9%
IV	4% - 6.9%
V	Less than 4%

Multiple Purpose Banking Institutions will be notified in writing by the COMMISSION with respect to their categorization, as well as of the corresponding Minimum and/or Special Additional Corrective Measures.

The Minimum Corrective Measures include reports to the board of directors of such institutions, the prohibition of transactions that could reduce the capitalization index of the institution, the preparation and presentation of a capital restructuring plan, the suspension of payment of dividends to stockholders, as well as benefits and bonuses to employees and officials, obtaining authorization from the COMMISSION to open new branches or purchase assets, among others things.

Special Additional Corrective Measures may be applied by the COMMISSION in addition to the minimum corrective measures, which depending on the category, could include from the presentation of more detailed reports to the board of directors of the institutions and the COMMISSION, the hiring of special auditors for specific situations with external auditors and authorized by the COMMISSION, to the substitution of officials, directors, statutory auditors and auditors, the change of policies on interest rates and the withdrawal of the authorization under which the banking institution operates.

NOTE 26 - COMPREHENSIVE INCOME :

In conformity with the new Statement B-4 issued by the MIPA, comprehensive income for the years ended December 31, 2004 and 2003, is summarized below:

	2004		2003
Net income, as shown in statement of income	Ps	2,621,149	Ps	2,339,417
Gain (loss) from holding non-monetary assets	(41,796)		(95,272)
Foreclosed assets reserve, methodology dated August 20, 2004 by the COMMISSION	(524,108)
Loss from cancellation of portfolio (1)	(258,539)		—
Foreclosed assets written-off and creation of allowance for loan losses of Arrendadora Banorte, S. A. de C. V.	(15,066)		—
Income of Generali Mexico Compañía, de Seguros S. A. (see Note 2).	17,049		—

Comprehensive income	Ps	1,798,689	Ps	2,244,145

(1)              At the end of the first quarter of 2004, the HOLDING’s Management applied official letter number 601-II-34966 issued by the COMMISSION, proceeding to recognize an amount of Ps258,539 in “Prior Year Retained Earnings”, referring to the restitution of preventive allowances for loan losses that were previously cancelled.  Such cancellation was made in the amount of Ps1,577,981 and it constituted the difference between the sales price and the book value of the portfolio at the date of the transaction, instead of the allowances that were associated when such transaction was settled, in the amount of Ps1,319,442.

NOTE 27 - NET EARNINGS PER SHARE:

As provided for by Statement B-14, “Earnings per share”, issued by the MIPA, earnings per share were calculated as follows:

•                  Basic earnings per share are the result of dividing the net earnings by the weighted average shares outstanding of the HOLDING.

•                  Diluted earnings per share consider the effect of future capitalizations of mandatorily convertible subordinated debentures into outstanding capital stock.

•                  Net earnings are adjusted by adding thereto the comprehensive financing cost (interest paid less the monetary gain) of the subordinated debentures. Earnings adjusted as aforementioned are then divided by the weighted average outstanding shares, including those applicable to future capitalizations of outstanding debentures.

Following are the results of the aforementioned calculations, as well as the income effects from ongoing and discontinued operations:

	2004					2003
	Earnings		Weighted average of shares	Earnings per share		Earnings per share
Earnings from continuing operations attributable to paid-in capital	Ps	2,621,149	504,526,919	Ps	5.1953	Ps	4.6612
Net earnings per share	2,621,149		504,526,919	5.1953		4.6612
Diluted earnings per share	2,621,149		504,526,919	5.1953		4.6612

NOTE 28 - INCOME TAX, EMPLOYEES’ PROFIT SHARING AND ASSET TAX:

a.               As a result of the amendments to the Income Tax Law, approved on November 13, 2004, the income tax rate will be 30%, 29% and 28%, in 2005, 2006 and 2007, respectively. Consequently, the effect of these reductions in the tax rate was considered in the valuation of the deferred income tax, resulting in the reduction of the relative liability in 2004 of Ps345,117, and an increase in net income of Ps216,489.

b.              At December 31, 2004 and 2003, the concept of “current and deferred income tax and employees’ profit sharing”, shown in the HOLDING’s statement of income, comprised the following:

	2004		2003

Asset tax currently payable	Ps	31,103	Ps	40,105
Consolidated subsidiaries’ income tax currently payable	230,312		198,853
Employees’ profit sharing currently payable	228,189		120,125
Deferred income tax and profit sharing	214,884		(102,974)
Restatement effect	9,977		980

	Ps	714,465	Ps	257,089

c.               The tax incurred by the HOLDING is calculated on the tax result of the year, by applying the currently effective tax regulations; however, due to temporary differences in the recognition of income and expenses for accounting and tax purposes, as well as differences between accounting and tax values of assets and liabilities, the HOLDING has recognized a net deferred tax asset in the amount of Ps677,915 (Ps1,023,032 in 2003) determined, in the case of income tax, at the rates at which the temporary differences are expected to reverse, and in the case of profit sharing at 10%, as follows:

	2004						2003
			Deferred						Deferred
CONCEPT	Temporary differences		Income tax		Profit sharing		Temporary differences		Income tax		Profit sharing

Allowance for loan losses (non-deducted)	Ps	—	Ps	—	Ps	—	Ps	15,812	Ps	5,059	Ps	—
Shared loss with FOBAPROA (2)	2,175,529		640,758		—		2,220,024		710,408		—
Tax loss carry forwards (1)	2,241,459		693,231		—		1,535,284		508,740		—
Deficit from valuation of certificates	626,351		187,905		62,635		660,493		217,963		66,049
Excess of tax value over accounting value of foreclosed assets	418,122		125,461		—		474,820		156,690		—
Other provisions	389,497		116,853		35,762		362,266		119,526		30,768
Past-due portfolio’s principal and interest reserves	37,269		10,435		—		—		—		—
IA receivable	1,437		1,437		—		—		973		—
Unrealized surplus from interests in Siefore	(63,399)		(19,020)		—		—		—		—

TOTAL DEFERRED ASSETS	Ps	5,826,265	Ps	1,757,060	Ps	98,397	Ps	5,268,699	Ps	1,719,359	Ps	96,817

			Deferred						Deferred
CONCEPT	Temporary differences		Income tax		Profit sharing		Temporary differences		Income tax			Profit sharing

Excess of accounting value over tax value of fixed assets and prepaid expenses	Ps	(1,855,420)	Ps	(547,605)	Ps	(70,,472)	Ps	(1,948,139)	Ps	(633,094)		$(57,941)
Unrealized surplus from interests in Siefore	—		—		—		(61,892)		(20,425)			—
Inventory deduction	—		—		—		(206,082)		(70,068)			—
Acquisition of portfolios	(1,705,736)		(511,721)		—		—		—			—
Income tax payable for UDI Trusts	(42,689)		(14,086)		—		(35,202)		(11,616)			—
Reversion of cost of sales	(112,192)		(33,658)		—		—		—			—
TOTAL DEFERRED LIABILIITES	Ps	(3,716,037)	Ps	(1,107,070)	Ps	(70,472)	Ps	(2,251,315)	Ps	(735,203)		$(57,941)

NET ASSET	Ps	2,110,228	Ps	649,990	Ps	27,925	Ps	3,017,384	Ps	984,156		$38,876

DEFERRED TAX					Ps	677,915					Ps	1,023,032

(1)          Based on the analysis performed by the HOLDING’s Management at the end of 2004, an amount of Ps2,241,459 (Ps1,455,921 in 2003) is expected with respect to tax loss carryforwards.  Management has prepared financial and tax projections, based on economic conditions estimated as conservative, which justify relying upon the recovery of the deferred tax asset against future taxable profits in the normal course of operations of the HOLDING.

(2)          The deferred tax determined by this item was calculated at a 29% rate, since the maturity date of FOBAPROA promissory notes is identified.

Items affecting the deferred tax asset account during 2004 and 2003, are shown below:

	2004		2003
Balance at beginning of year	Ps	1,023,032	Ps	853,420
Loss shared with FOBAPROA	(47,187)		(49,934)
Tax loss carry forwards	344,609		77,430
Excess in accounting value over value of foreclosed assets	(30,143)		(137,206)
Other provisions	47,913		63,071
Past-due portfolio principal and interest reserves	(661)		—
Income asset receivable	141		199
Excess of accounting value over tax value of fixed assets and prepaid expenses	(61,506)		63,651
Income tax payable of UDI Trusts	—		116,370
Inventory deduction	—		33,473
Deficit from valuation of certificates	—		2,558
Reversion of cost of sales	(33,682)		—
Acquisition of loan portfolios	(511,721)		—
Restatement effect	(52,880)		—

Balance at end of year	Ps	677,915	Ps	1,023,032

d.              At December 31, 2004, the HOLDING and subsidiaries had the following tax profits (losses):

	Tax profit (loss)		Tax losses from
Entity	for the year		prior years
	(Amounts stated in thousands of Mexican pesos)
Banco Mercantil del Norte, S. A.	Ps	1,704,750	Ps	(695,629)
Banco del Centro, S.A.	1,889,163		(1,970,623)
Arrendadora Banorte, S.A. de C.V	(62,564)		(1,063,141)
Almacenadora Banorte, S. A. de C. V.	100,595		(71,814)

Accumulated tax loss carryforwards are restated by applying historical values to the NCPI factors, published by BANXICO, and may be applied against taxable profits in the following years, for a maximum period of ten years as from the year following their origination.

e.               At December 31, 2004, the HOLDING incurred in PTU amounting to Ps228,189 (Ps113,916 in 2003), shown in the statement of income, under the item denominated “Currently payable income tax and employees’ profit sharing”.

f.                 The HOLDING is subject to asset tax, calculated by applying the 1.8% rate on the average of assets not subject to financial brokerage, less the average of the debts used for the acquisition of such assets. Asset tax is payable only when the amount is higher than that of the income tax currently payable in the same year.  The asset tax payments may be recovered to the extent of the excess of income tax over asset tax in the three prior years and the ten subsequent years.  At December 31, 2004, the HOLDING incurred asset tax in the amount of Ps31,103 (Ps38,032 in 2003), as an individual entity.  Deferred asset tax, shown by subsidiary, are as follows:

	2004		2003
Banco Mercantil del Norte, S. A.	Ps	604,812	Ps	1,605,349
Banco del Centro, S.A.	69,321		(93,716)
Casa de Bolsa Banorte, S.A de C.V.	22,494		22,728
Almacenadora Banorte, S. A. de C. V.	(25,554)		(24,233)
Factor Banorte, S.A. de C.V.	6,453		24
Grupo Financiero Banorte (Holding)	389		—

NOTE 29 - MEMORANDUM ACCOUNTS:

	2004		2003
Transactions on behalf of third parties
Customer banks (current accounts)	Ps	7,728	Ps	4,947
Liquidation of customer transactions	9,590		(8,078)
Securities of customers received in custody	106,766,161		155,186,223
Customer repo transactions	29,293,534		18,264,087
Purchase transaction (option price)	—		9,035
Administrative trusts	1,700,170		2,513,537

	Ps	137,777,183	Ps	175,969,751

Transactions for own account
Guarantees given	Ps	60,274	Ps	34,166
Other contingent liabilities	8,208,153		18,695,966
Opening of irrevocable credits	2,293,617		821,811
Amounts committed in transactions with FOBAPROA	418,689		7,108,828
Asset deposits	643,846		720,945
Securities of the company delivered in custody	253,540		241,083
Government securities of the company in custody	46,229		643
Assets in trust or mandate	61,445,770		86,814,946
Assets in custody or administration	76,581,514		114,927,184
Investments of the funds of the retirement savings system	—		260,709
Investment banking transactions on behalf of third parties, net	80,638,741		57,840,085
Amounts contracted in derivative instruments	27,080,596		10,986,511

	Ps	257,670,969	Ps	298,452,877

Repo transactions
Securities receivable under repo agreements	Ps	145,583,119	Ps	86,148,785
Less: Payables under repo agreements	145,582,274		86,320,147

	Ps	845	Ps	(171,362)

Receivables under repo agreements	Ps	51,011,324	Ps	25,675,509
Less: Securities deliverable under repo agreements	51,038,354		25,676,880

	Ps	(27,030)	Ps	(1,371)

NOTE 30 - SECURITIZATION:

The HOLDING, through the BANORTE has undertaken securitization operations whereby the rights on specified future U.S. dollar remittances have been transferred to a trust and in turn, the trust has issued securities to be placed among the investing public. The foregoing results in the right to the yields or proceeds of the sale of the assets traded (securitization), which is found within the cash and cash equivalents item (see Note 6) as a restricted asset.

Certificates of BANORTE have been placed on the international capital markets. At year-end, the balances thereof amounted to Ps102,876 (Ps302,765 in 2003), equivalent to US$9,277,000 (US$27,155,000 in 2003). These securitizations allowed BANORTE to obtain long-term financing in US dollars, in reliance on the cash flows from the US dollar remittances acquired from its customers through the branch network.

The U.S. dollar remittances and cash flows derived therefrom belong to a trust established in New York in favor of the foreign investors. The certificates issued (“CPOs”) backed by the securitized remittances mature in the year 2006. They were originally for seven years and monthly installments of principal are paid. However, certain covenants must be complied with: coverage of remittance deposits should not fall below a 5 to 1 ratio for more than 3 months in a given year; if this occurred it could result in the advance cancellation of the financing.

The main characteristics of these securitizations are summarized below:

	2004		2003

CPOs - Series 1999-2A that cover 300 certificates with a face value amounting to US$250,000 each (US$75 million) payable in a 7-year term at a fixed interest rate of 8.94%	Ps	102,876	Ps	170,414

CPOs - Series 1999-2B that cover 100 certificates with a face value amounting to US$250,000 each (US$25 million) payable in a 5-year term at a fixed interest rate of 9.49%	—		150,128

Accrued interest payable	407		1,233

	Ps	103,283	Ps	21,775

The HOLDING recognized interest expense in connection with these securitizations in the amount of Ps16,245 (Ps42,457 in 2003).

NOTE 31 - RISK MANAGEMENT:

From July 1, 2004, the new Standards regarding Comprehensive Risk Management applicable to credit institutions and issued by the COMMISSION became effective. These standards cancel Circulars 1423 and 1473 issued by the same authority. Also, a term of 90 working days as from the aforementioned date was established for the HOLDING to prepare and file before the COMMISSION a Strategic Implementation Plan for the new standards, and the deadline for their comprehensive implementation in the HOLDING was established at June 30, 2005, except for the implementation of the quantifiable non-discretionary risks (Operating, Technological and Legal Risk) for which the deadline is June 30, 2007.

Pursuant to the aforementioned, the HOLDING filed its Strategic Implementation Plan with the COMMISSION on November 5, 2004. In this Plan, the HOLDING describes actions to be taken, commitment dates and follow-up responsibility areas.

The role of identifying, measuring, monitoring and reporting the different types of risks to which the HOLDING is exposed is the responsibility of the Chief Risk Office.

The Chief Risk Office reports to the Chief Executive Officer of the HOLDING, thereby complying with the new Standards regarding Comprehensive Risk Management, with regard to the independence of the Business Areas.

In order to maintain appropriate Risk Management, the HOLDING has Corporate Bodies that set forth risk policies and strategies and that further follow-up thereon by properly overseeing their performance.

The Risk Policy Committee was established within those Corporate Bodies. In turn, the Institution has the following operating committees:

•                  Credit Committee

•                  National Credit Committee

•                  Recovery Committee

•                  Money Market and Treasury Committee

•                  Assets and Liabilities Committee

•                  Technology and Investment Committee

•                  Fiduciary Business Committee

•                  Communication and Control Committee

The Chief Risk Office channels the Risk Management efforts of the following management offices:

•                  Credit Risk Management;

•                  Market Risk Management;

•                  Operations Risk Management; and

•                  Risk Policies.

At present, the HOLDING has methodologies for risk management in its various areas such as credit, legal, liquidity, market and operations.

The main objectives of the Chief Risk Office are summarized below:

•                  Provide the different business areas with clear rules to help them have a correct understanding in order to minimize risk and to assure they are within the parameters established and approved by HOLDING’s Top Management.

•                  Establish mechanisms that allow monitoring risk taking within HOLDING striving to make them mostly preventive and supported on advanced systems and processes.

•                  Standardize risk measurement and control.

•                  Protect the capital of the institution against unexpected losses due to market changes, bankruptcy and operating risks.

•                  Develop valuation models for the different type of risks.

•                  Establish procedures to improve the loan portfolio and portfolio management.

The HOLDING has divided risk evaluation and management as follows:

1.               Credit risk: Volatility of income due to potential loan losses from unpaid balances of creditors or counterparties.

2.               Market risk: Volatility of income due to changes in the market that influence the valuation of positions on asset and liability operations or those resulting in contingent liabilities, such as: interest rates, exchange rates, price indexes, etc.

3.               Operating risk: The potential loss due to failures or deficiencies in information systems, in internal controls or due to mistakes in the processing of operations.

4.               Liquidity risk: The potential loss due to the impossibility of renewing liabilities or contracting others in normal conditions for the HOLDING, due to the advance or forced sale of assets at unusual discounts in order to cover its obligations.

5.               Legal risk: The potential loss due to non-compliance with applicable legal and administrative rules, the issuance of unfavorable administrative and judicial resolutions and the application of fines, in connection with HOLDING’s operations.

At December 1997, the Board of Directors approved the Manual of Risk Policies. As of that date, HOLDING has continued updating and improving the policies and procedures for risk management in accordance with the objectives established and with the participation of all areas involved, continuously maintaining the communication of the manual through presentations via satellite, organizational communications and the continuous updating of HOLDING’s Intranet.

Market Risk

At January 2003, the Board of Directors approved the calculation of Value at Risk (VaR) through the non-parametric historical simulation method, replacing the previous methodology applied up to December 2002, which determined VaR through parametric historical simulation. This change was approved with the purpose of applying the best international practices available for the measurement of VaR.

This new methodology is used for the market risk calculation as well as for the establishment and control of internal limits, considering a 99% confidence level for this purpose, in addition to multiplying it by a security factor that depends on the behavior of the main risk factors affecting the valuation of the current portfolios of the HOLDING.

This methodology is applied to all the HOLDING’s portfolios exposed to variations of risk factors directly affecting their market valuation (local interest rates, foreign interest rates, exchange rates, among others).

The meaning of VaR under this methodology is the potential one-day loss that could arise from the valuation of portfolios at a given date, with a 99% confidence level, in the event that the last 500 historical scenarios were to be repeated in the future, and multiplying such result by a security factor that ensures covering volatilities not foreseen by the main risk factors affecting such portfolios.

In order to show the VaR behavior and its correlation with the net worth of the HOLDING during 2004, following are the quarterly values.

BANORTE

(Amounts stated in millions of Mexican pesos)

	4T03	1T04	2T04	3T04	4T04

VaR (1)	$217	$258	$239	$366	$253
Net Worth (2)	11,739	15,153	14,595	14,953	14,497
VaR / Net Worth	1.85%	1.70%	2.01%	2.45%	1.75%

BANCEN

(Amounts stated in millions of Mexican pesos)

	4T03	1T04	2T04	3T04	4T04

VaR (1)	$51	$12	$27	$25	$25
Net Worth (2)	2,445	2,603	2,675	2,793	3,177
VaR / Net worth	2.09%	0.46%	1.01%	0.90%	0.79%

(1)              Quarterly average.

(2)              Net worth at the end of the corresponding quarter.

Furthermore, the VaR average per risk factor of the instruments portfolio (including bonds, shares, money market transactions, swaps, forwards, futures, and other derivative instruments included or outside the balance sheet) for the financial sector (including BANORTE and BANCEN), behaved as follows during the fourth quarter of 2004 and 2003:

Risk factors (amounts stated in millions of Mexican Pesos)	VaR 04		VaR 03

Domestic interest rate	Ps	110	97
Foreign interest rate	256		106
Exchange rate	284		209
Capital	1		—
Prices of eurobonds	200		184

Total VaR	Ps	249	Ps	217

The VaR for each of the aforementioned risk factors is determined by simulating 500 historical scenarios of the variables integrating each of such factors, maintaining variables affecting the rest of the risk factors constant. Furthermore, the consolidated VaR for the banking sector considers the correlation of all the risk factors that influence the portfolios’ valuation; therefore, the arithmetic sum of VaR per risk factor does not coincide.

Liquidity Risk

The Chief Risk Office has continued with the processes related to the updating and improvement of policies and procedures for risk management, especially in the case of liquidity risks. It has done this through the application of additional methodologies for the calculation of gaps, a wider and deeper analysis of the composition of assets and liabilities in the balance sheet, complemented with the calculation of financial ratios. These measures are intended to measure and monitor the liquidity risk.

Credit Risk

The Credit Risk constitutes the risk of customers not complying with their payment obligations; therefore, its correct administration is essential to maintain a high-quality credit portfolio.

The objectives of the credit risk management in the HOLDING are:

•                  To develop and execute credit risk policies related to the strategic objectives of the HOLDING.

•                  To support the decision-making strategies, by maximizing the creation of value for stockholders and guaranteeing customer security.

•                  To establish specific policies and procedures for the identification of the debtors’ risk level, using such procedures as a basis for the granting and monitoring of loans.

•                  To calculate the credit risk exposure over time, considering and evaluating the exposure concentration per risk ratings, geographic regions, economic activities, foreign currencies, and type of product.

•                  To create strategies for the diversification of the credit portfolio, defining limits for such portfolio.

•                  To implement a global credit risk management, by supervising all operations and aspects relative to credit risk.

Individual Credit Risk

The individual risk is identified and measured in the HOLDING through the Credit Risk Rating, the Objective Markets and the Risk Acceptance Criteria.

a.               With respect to the Credit Risk Rating for the Portfolio, as from the fourth quarter of 2004 it is rated in conformity with the “General Rules applicable to loan portfolio rating methodologies for credit institutions”, published in the Official Gazette on August 20, 2004. In the case of commercial loans with a balance equal to or higher than 900,000 UDIs, the internal rating methodology “Internal Risk Rating Banorte (CIR Banorte)” is used as authorized by the COMMISSION to determine the debtor’s rating. In the other hand, loans below 900,000 UDIs, as well as mortgage and consumer loans, are evaluated through risk parametrical systems and rated in conformity with the aforementioned rules.

b.              The Objective Markets and Risk Acceptance Criteria are tools that form part of the HOLDING’s credit strategy. These tools support the determination of the individual credit risk level by CIR-Banorte. Objective Markets are activities selected by region and economic activity, supported by economic and quality studies relative to portfolios in which the HOLDING is interested in placing credits. The Risk Acceptance Criteria are parameters that describe the risks identified by industry, allowing for the identification of the risk faced by the HOLDING upon granting a credit to a customer, depending on the economic activity performed by the latter. Types of risk considered by the Risk Acceptance Criteria are: financial, operating, market, useful life of the company, legal and statutory, credit experience and management quality.

Portfolio Credit Risk

The HOLDING has designed a portfolio credit risk methodology that besides complying with the international practices regarding the identification, measurement, control and monitoring of risks, has been adapted to work within the context of the Mexican Financial System.

This methodology allows the HOLDING to know the exposure of all its credit portfolios (including those of BANORTE and BANCEN), allowing the monitoring of risk concentration levels per risk rating, geographic regions, economic activities, currencies and types of products, in order to know the profile of the portfolio and take the necessary actions to focus it towards a diversification with the objective of maximizing profitability with less risk.

The calculation of the credit exposure entails the generation of cash flow from each of the loans and from capital, as well as interest to further discount it. This calculation is made under different economic scenarios.

This methodology, besides considering the exposure of loans, takes into account the non-compliance probability, the loss severity, the recovery level associated with each customer and the borrowers’ modeling based on the Merton model. The non-compliance probability is the probability of a borrower’s not complying with its debt obligation with the HOLDING in accordance with the terms and conditions originally agreed; this probability is based on the transition matrix calculated from the migration of borrowers at different levels of risk rating. The recovery rate is the percentage of total exposure estimated to be recovered in the event that the borrower falls into breach of contract. The severity of the loss is the percentage of the total exposure estimated to be lost in case the borrower falls into breach. The borrowers’ modeling, based on the Merton model, is focused on associating the future behavior of the borrower with credit and market factors.

Among the main results obtained from the foregoing are the expected loss and the unexpected loss in a one-year term. The expected loss is the distribution mean of a loan portfolio’s losses, with which the average loss for the following year from the lack of compliance or changes in the credit quality of debtors is measured. The unexpected loss is the difference between the maximum loss, given the distribution of losses, at a specific confidence level and the expected loss.

The results obtained are used as a tool to improve decision-making with regard to the granting of credit and the portfolio diversification, in accordance with the global strategy of the HOLDING. The identification tools of individual risk and the credit risk methodology of the portfolio are reviewed and updated periodically in order to create new techniques to support or strengthen them.

At December 31, 2004 and 2003, the credit VaR or unexpected loss to consider for the current and past due loan portfolio of the Banking sector (BANORTE and BANCEN) was as follows:

	2004		2003
	(amounts stated in millions of Mexican pesos)

Expected loss	Ps	1,876	Ps	3,025
Current portfolio	789		812
Past due portfolio	1,087		2,213
Unexpected loss	3,625		3,994

General rules for the diversification of risks regarding the realization of lending and borrowing transactions applicable to credit institutions.

In March 2003, the COMMISSION issued “General Rules for the Diversification of Risks with regard to the realization of lending and borrowing transactions applicable to credit institutions”, which are obligatory from 2003.

These dispositions establish that the HOLDING should perform an analysis of its borrowers and/or financing on the existence of “Common Risk”; also, the HOLDING should have information and documentation necessary to verify if a person or group of persons represent a common risk in conformity with assumptions referred to in the aforementioned Rules.

The HOLDING, upon granting financing to a single person or group of persons, that due to their representing a Common Risk, should adjust to the maximum financing limit resulting from applying to the basic capital a factor connected to the capitalization level of the HOLDING.

On the other hand, in relation with customer deposits, the HOLDING should diversify its risks, aiming at an adequate integration of its liabilities, in accordance with the placing of these deposits.

In compliance with the risk diversification rules for lending and borrowing transactions, the following information is presented:

Description	BANORTE		BANCEN
(amounts stated in millions of Mexican pesos)

Basic capital as of September 30, 2004	Ps	10,527	Ps	2,775

I. Financing for which the individual amount represents more than 10% of the basic capital:

• Number of loans	3		—
• Amount of total loans (i)	Ps	4,978	Ps	—
• % in proportion to the basic capital	47%		0%

II. Maximum amount of financing with the 3 major debtors representing a Common Risk (ii)	Ps	7,747	Ps	617

(i) 78% of the amount of loans granted are rated A.
(ii) 68% of the amount of loans granted are rated A.

Operating and Legal Risk

The Operating Risk (OR) is defined as the risk of direct loss resulting from failed or inadequate internal processes, human error, system failures and external events. This definition includes the Legal Risk, which involves the potential loss from sanctions derived from the lack of compliance with legal and administrative dispositions or the issuance of unfavorable legal resolutions in relation with the transactions of the HOLDING. The HOLDING also considers the Strategic and Reputation Risks. This group of risks in the HOLDING is known as Operating Risk.

As from 2003, the HOLDING created a formal OR area denominated “Executive Direction of Operating Risk Management” (ORA), within the General Direction of Comprehensive Risk Management. This area has prepared a master implementation plan (comprising from 2004 to 2007), in accordance with local requirements and approved by the CPR. The plan comprises in general terms the institutional management of OR, the recording of losses and the calculation of the Operation Value at Risk (Op VaR).

The master plan comprises the following phases:

a.               Close coordination with the Controller’s, Internal Audit and Risk-generating areas,

b.              Identifying the main information sources,

c.               Creating databases,

d.              Defining the type of software for the Op VaR calculation,

e.               Acquire the software and implementing it,

f.                 Implementing the software and performing related tests, and

g.              Generating reports through the Management Information System.

As the first pillar of OR management and considering the Basel II Agreement, a record of events including an actual or potential economic loss in the OR database has been initiated, classifying and recording events by Business Line and Category or type of event, also grouping them by their cause-effect relation (Human Factor, Systems, Processes, External Causes), also by their economic loss frequency and severity. The aforementioned is done with the objective of obtaining the basis to calculate the Op VaR in accordance with the Advanced Method (AMA) recommended by Basel II and assigning the capital to cover OR.

To record operating losses, a system called “Operating Losses Recording System”(SCERO) has been developed. This system is in the implementation stage and allows central information-supplying areas to record directly and on line loss situations analyzed permanently by ORA.

The Executive Direction of Operating Risk is in coordination with the Internal Audit and Controller’s Direction, as part of the Governance and management of Operating Risk, in order to promote and contribute to the other two pillars, which are constituted by having an effective Internal Control to establish procedures for processes and their compliance and, on the other hand, the permanent supervision of the Audit department. There is also coordination with Business and Technology and Operating Directions, who have developed RO mitigation strategies.

In order to face the OR provoked by a high-impact external event, the HOLDING has started a development to implement a Business Continuity Plan (BCP) and a Business Recovery Plan (BRP). The BCP project leader is the General Controller’s Direction due to its relationship with procedures and the compliance with standards. However, the Technology, Operating and Business areas and the ORA Direction participate in a fundamental way, since the first success factor of a BCP is teamwork. Regardless of the aforementioned, BANORTE continues counting on the services of an internationally recognized external supplier to backup the critical business systems, guaranteeing ongoing operations in case of a contingency or disaster.

In order to manage and control the legal risk, policies and procedures have been defined for its measurement and analysis. The legal risk reports include the expected loss from trials in process and an estimated liability is recognized, representing a hedge against contingencies.

NOTE 32 - RELATED PARTIES:

The HOLDING identifies those balances and transactions with its parent, subsidiaries and other affiliated companies. The principal activities with related parties carried out during the year comprise:

a.               Granting loans.

b.              Money market transactions.

c.               Rendering administrative services.

d.              Leasing assets.

e.               Rendering software services.

f.                 Royalties services for the use and benefit of the brand and know-how.

g.              Management and recovery of loan portfolio.

The operations and balances with related parties pertaining to the financial sector are summarized below:

	Income				Accounts receivable
Institution	2004		2003		2004		2003

Arrendadora Banorte, S. A. de C. V.	Ps	59,681	Ps	47,835	Ps	585,697	Ps	574,516
Casa de Bolsa Banorte, S. A. de C. V.	50,963		61,716		—		—
Banco del Centro, S. A.	189,650		3,250,430		1,534,713		983,443
Banorte Generali, S. A. de C. V. AFORE	73		125		—		—
Almacenadora Banorte, S. A. de C. V.	8,186		19,797		111,875		97,181
Factor Banorte, S. A. de C. V.	38,747		40,841		173,744		340,811
Inmobiliaria Bancrecer, S. A. de C. V.	3		—		229,080		241,566
Inmobiliaria Innova, S. A. de C. V.	2		—		79,068		83,378
Inmobiliaria Banorte, S. A. de C. V.	—		—		23,976		27,839
Total	Ps	347,305	Ps	3,420,744	Ps	2,738,153	Ps	2,348,734

	Expense				Accounts payable
Institution	2004		2003		2004		2003

Grupo Financiero Banorte, S. A. de C. V.	Ps	5,200	Ps	3,244	Ps	58,274	Ps	90,536
Arrendadora Banorte, S. A. de C. V.	67,194		15,467		49,751		10,416
Casa de Bolsa Banorte, S. A. de C. V.	1,333,611		153,879		4,412		186
Banco del Centro, S. A.	5,934		104,860		1,725,640		31,467
Banorte Generali, S. A. de C. V. AFORE	26		8		2,434		2,652
Almacenadora Banorte, S. A. de C. V.	2,489		1,168		69,017		3,453
Factor Banorte, S. A. de C. V.	147		143		36,492		24,073
Inmobiliaria Banorte, S. A. de C. V.	48,631		38,477		42,942		34,716
Constructora Primero, S. A. de C. V.	23,038		21,129		15,740		11,821
Inmobiliaria Bancrecer, S.A. de C. V.	32,501		33,973		29,770		25,208
Inmobiliaria Innova, S.A. de C. V.	10,349		7,825		25,750		17,586
Inmobiliaria Banormex, S.A. de C. V.	796		773		6,369		7,176
Inmobiliaria Finsa, S.A. de C. V.	2,397		2,421		16,530		19,261
Inmobiliaria Bra, S.A. de C. V.	12,804		5,140		6,178		33,803
Inmuebles de Occidente, S.A. de C. V.	1,646		1,499		12,873		10,246
Inmuebles de Tijuana, S.A. de C. V.	170		53		3,034		4,977
Derivados Banorte, S. A. de C. V.	—		—		181		194

Total	Ps	1,546,933	Ps	390,059	Ps	2,105,387	Ps	327,771

NOTE 33 - SEGMENT INFORMATION:

In order to analyze the financial information of the HOLDING, the most significant information, classified by sector, excluding consolidation adjustments as of December 31, 2004, is as follows:

a.               The amounts per service sector of the HOLDING are comprised as follows:

	2004

Banking sector:

Net income	Ps	2,388,031
Stockholders’ equity	14,125,854
Total portfolio	100,236,940
Past due portfolio	1,765,643
Allowance for loan losses	2,693,245
Net total assets	169,943,206

Brokerage sector:

Net income	Ps	76,584
Stockholders’ equity	522,950
Portfolio in custody	106,991,951
Net total assets	635,044

Long-term savings sector:

Net income	Ps	463,942
Stockholders’ equity	1,923,528
Net total assets	11,057,610

Auxiliary credit organizations sector:

Net income	Ps	113,800
Stockholders’ equity	615,435
Total portfolio	5,212,361
Past due portfolio	38,471
Allowance for loan losses	58,913
Net total assets	5,786,930

b.              The current loan portfolio grouped by economic sector and geographic area is the following:

2004

Economic sector	North		Center		West		South		Total

Agriculture	Ps	1,053,423	Ps	678,912	Ps	443,213	Ps	285,864	Ps	2,461,412
Mining	47,586		69,787		9,219		3,881		130,473
Manufacturing	5,958,514		2,491,702		1,093,507		318,388		9,862,111
Construction	1,576,555		1,264,837		285,443		145,632		3,272,467
Energy, gas and water	1,659		6,159		821		217		8,856
Commerce, restaurants and hotels	4,263,795		3,222,563		2,083,954		839,385		10,409,697
Transportation and communications	2,380,129		311,903		60,580		78,463		2,831,075
Financial services	4,083,211		4,986,995		474,736		201,797		9,746,739
Community social and personal services	1,489,527		1,341,969		344,370		275,098		3,450,964
Professional, social, political and mercantile association	12,210		1,088		25,886		585		39,769
Public administration services	4,103,404		4,273,617		614,130		3,964,053		12,955,204
International organization services	1,871		252		308		—		2,431

Subtotal current loan portfolio									55,171,198
Credit card									3,756,024
Consumer									7,653,305
Mortgage loans									18,523,263
Hedging swaps									(81,887)
Loans to FOBAPROA or IPAB, ADE, FOPYME and FINAPE									12,568,186
Consumer									907
Leasing loans									1,678,221
Factoring loans									3,043,983

Total current loan portfolio									Ps	102,313,200

2003

Economic sector	North	Center	West	South	Total

Agriculture	1,040,110	23,564	409,560	193,736	Ps	1,666,970
Mining	134,915	1,618	3,207	5,805	145,545
Manufacturing	7,345,601	2,159,686	981,308	264,149	10,750,744
Construction	1,481,356	505,954	283,983	124,038	2,395,331
Energy, gas and water	5,565	5,670	852	207	12,294
Commerce, restaurants and hotels	4,576,364	2,042,026	1,534,710	675,090	8,828,190
Transportation and communications	677,121	704,632	49,696	64,114	1,495,563
Financial services	3,046,387	3,348,855	283,721	32,443	6,711,406
Community, social and personal services	2,126,895	1,614,247	324,781	158,964	4,224,887
Professional, social, political and mercantile association	49,471	11,838	1,219	175	62,703
Public administrations services	3,395,068	6,903,522	375,127	905,217	11,578,934
International organization services	2,019	78	38	—	2,135
Subtotal current loan portfolio					47,874,702
Credit card					2,800,561
Consumer					6,383,351
Mortgage loans					15,534,619
Loans to FOBAPROA or IPAB, ADE, FOPYME and FINAPE					79,975,809
Hedging swaps					(120,925)
Leasing loans					1,243,570
Factoring loans					3,362,855

Total current loan portfolio					Ps	157,054,542

c.               Past due loan portfolio grouped by economic sector and geographic area is summarized as shown below:

2004

Economic Sector	North		Center		West		South			Total

Agriculture	Ps	30,747	Ps	23,124	Ps	24,221	Ps	883		$78,975
Mining	613		475		197		—			1,285
Manufacturing	44,525		76,248		49,249		3,535			173,557
Construction	7,469		22,861		2,965		1,928			35,223
Energy, gas and water	—		59		—		—			59
Commerce, restaurants and hotels	67,619		57,190		91,140		13,318			229,267
Transportation and communications	7,188		10,710		1,701		90			19,689
Financial services	4,513		2,250		473		133			7,369
Community, social and personal services	11,621		20,339		4,126		3,603			39,689
Professional, social, political and mercantile association	—		4,912		—		—			4,912
Public administrationservices	8,505		—		—		—			8,505
International organization services	900		—		—		—			900
Subtotal current loan portfolio										599,430
Credit card										165,089
Consumer										174,032
Mortgage loans										819,777
Others										7,314
Leasing loans										24,527
Factoring loans										13,944

Total past-due loan portfolio									Ps	1,804,113

2003

Economic sector	North		Center		West		South		Total

Agriculture	Ps	73,187	Ps	4,874	Ps	18,579	Ps	1,377	Ps	98,017
Mining	295,295		32		480		111		295,918
Manufacturing	540,276		109,856		322,112		2,341		974,585
Construction	90,242		997		8,001		325		99,565
Energy, gas and water	—		13		—		—		13
Commerce, restaurants and hotels	231,860		43,222		97,673		9,988		382,743
Transportation and communications	20,938		7,210		2,124		2,724		32,996
Financial services	10,526		972		5,474		142		17,114
Community, social and personal services	50,647		9,788		5,926		1,855		68,216
Professional, social, political and mercantile association	—		—		—		—		—
Public administration services	8,549		—		—		—		8,549
Other past due loans
Subtotal current loan portfolio									10,155
Credit card									1,987,871
Consumer									178,465
Mortgage loans									295,728
Leasing loans									1,247,019
Factoring loans									31,837
Total past-due loan portfolio									15,645

									Ps	3,756,565

d.              Deposits by product and geographic area were as follows:

2004

Product	Monterrey	Northeast	México	West	Northwest	Southeast	Treasury and others	Total

Non-interest bearing checking	Ps	5,107,849	Ps	—	Ps	8,093,300	Ps	4,435,150	Ps	3,083,860	Ps	1,209,550	Ps	(20,620)	21,909,089
Interest bearing checking	3,949,750	—	9,686,010	3,728,410	2,466,260	1,637,380	(1,040)	21,466,770
Savings accounts	1,110	—	1,450	980	350	190	—	4,080
Current account in Mexican pesos and pre-established	3,432,570	—	4,773,060	2,372,460	2,334,940	842,490	151,950	13,907,470
Non-interest US dollar demand	110,430	—	96,290	125,700	221,900	11,700	—	566,020
Interest-bearing US dollar demand	1,699,480	—	1,953,760	644,140	2,205,110	64,480	750	6,567,720
Over the counter note	5,411,090	—	11,796,280	5,416,170	3,391,390	2,357,490	20	28,372,440
Term deposits in US dollars	2,328,680	—	2,202,670	1,691,490	817,650	238,030	13,790	7,292,310
Money desk customers	4,892,010	—	4,305,330	3,882,890	1,149,610	775,140	—	15,004,980
Financial brokers	—	—	—	—	—	—	11,994,430	11,994,430
FOBAPROA checking	250,060	—	—	—	—	—	1,063,180	1,313,240
Hedging swaps	—	—	—	—	—	—	(670)	(670)

Total deposits	Ps	27,183,029	Ps	—	Ps	42,908,150	Ps	22,297,390	Ps	15,671,070	Ps	7,136,450	Ps	13,201,790	Ps	128,397,879

2003

Product	Monterrey		Northeast		México		West		Northwest		Southeast		Treasury and others		Total

Non-interest bearing checking	Ps	5,922,205	Ps	3,697,634	Ps	4,298,019	Ps	3,163,779	Ps	3,105,728	Ps	2,545,341	Ps	465,502	Ps	23,198,208
Interest bearing checking	4,932,949		4,371,856		8,693,137		3,093,401		2,853,426		2,509,108		—		26,453,877
Savings accounts	2,715		2,193		1,118		1,128		506		1,930		—		9,590
Current account in Mexican pesos and pre-established	1,862,668		1,729,911		1,541,924		1,204,512		2,118,518		1,700,342		19,761		10,177,636
Non-interest US dollar demand	1,392,058		1,043,521		733,147		401,451		2,177,676		222,617		—		5,970,470
Over the counter note	5,520,492		5,297,113		6,021,529		3,919,081		3,447,537		3,659,387		21		27,865,160
Term deposits in US dollar	1,206,612		1,327,110		788,604		1,356,414		769,454		818,046		14,573		6,280,813
Money desk customers	14,653,551		7,659,813		6,665,897		8,406,395		3,637,496		3,863,225		370,564		45,256,941
Financial brokers	—		—		—		—		—		—		21,318,059		21,318,059
FOBAPROA checking	—		—		—		—		—		—		4,770,605		4,770,605
Hedging swaps	—		—		—		—		—		—		(2,281)		(2,281)

Total deposits	Ps	35,493,250	Ps	25,129,151	Ps	28,743,375	Ps	21,546,161	Ps	18,110,341	Ps	15,319,996	Ps	26,956,804	Ps	171,299,078

NOTE 34 - SUBSEQUENT EVENT:

1.               Through official letter DGSIF “A” 601-II-96084 dated December 13, 2004, the HOLDING received from the COMMISSION the authorization for “Créditos Pronegocios Banorte,S.A.de C.V.”(Pronegocio), to be organized and to operate as a limited purpose financial corporation.

At January 11, 2005, the Official Gazette published the number of shares owned by Pronegocio, which is comprised by the HOLDING with 99.9%.

2.               During January 2005, a restructuring was agreed with Celulosa y Derivados, S. A. de C. V. (CYDSA), through which BANORTE requested the exchange of securities owned by it for shares of its capital stock with market value of Ps36,000 and convertible debt notes with nominal value of USD$1,363 thousand with a negotiated interest rate of 5%.

In February 2005, this transaction had an impact on the accounting records of BANORTE upon the exchange of securities for the aforementioned shares and new debt, respectively.

3.               Through official letter number DGSIF”A”-601-II-52011 dated February 24, 2005, the COMMISSION states to BANORTE, in the case of recognition in the stockholders’ equity of the initial effect from the application of General Dispositions Applicable to the Credit Portfolio Rating Methodology, these should be recognized in income from prior years net from Income tax and Employees’ profit sharing. Derived from the aforementioned, the HOLDING recognized an amount of Ps144,526 and Ps2,210, respectively in accounting records of subsidiaries BANORTE and BANCEN, corresponding to deferred income tax from the reserve of foreclosed assets to be recorded in the first quarter of 2005.

NOTE 35 - SIGNIFICANT DIFFERENCES BETWEEN MEXICAN BANKING GAAP AND U.S. GAAP

Mexican banks prepare their financial statements in accordance with Mexican Banking GAAP as prescribed by the CNBV. Mexican Banking GAAP consists of the specific circulars issued by the CNBV as well as Mexican GAAP as prescribed by the Mexican Institute of Public Accountants (MIPA). Mexican Banking GAAP differs in certain significant respects from U.S. GAAP. A summary of the significant differences is presented below. This summary should not be taken as exhaustive of all differences between Mexican Banking GAAP and U.S. GAAP. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented in the Financial Statements, including the notes thereto.

Set forth below is a description of the significant differences between Mexican Banking GAAP and U.S. GAAP.

FOBAPROA Loans

Pursuant to certain programs related to recapitalization and the purchase of loan portfolios in exchange for a commitment on the part of certain banks to increase their capital within a certain time frame, the Group transferred loans, net of allowances for loan losses, to FOBAPROA. The loans are held in trusts and are generally managed by the Group in accordance with its collection policy. The Group received from FOBAPROA interest-bearing Notes issued by FOBAPROA, in exchange for such loans. The collection of the principal amount of the Notes and the accrued interest is subject to loss sharing. In the event that the cash flows from the loans and related interest is not sufficient to repay the interest bearing notes plus accrued interest, the Group is liable for 25% and 29% of the insufficiency, as the case may be. The Group may be liable for additional losses under certain circumstances. Under Mexican Banking GAAP, the loans, net of applicable allowances for loan losses, transferred to FOBAPROA were derecognized and the interest bearing notes from FOBAPROA were recorded.

In addition, the Group recognizes loan loss reserves equal to its loss contingency exposure under the applicable FOBAPROA program based upon actual cash collections. Interest on the Notes issued by FOBAPROA is recognized on an accrual basis, net of provisions for loss sharing.

Under U.S. GAAP, transfers of financial receivables with recourse that occurred before December 31, 1996, were treated as sales for accounting purposes if all of the following criteria were met:

•                  The transferor surrendered control of the future economic benefits embodied in the receivables;

•                  The transferor could reasonably estimate its obligation under the recourse provisions; and

•                  The transferee could not return the receivables to the transferor except pursuant to the recourse provisions.

If any of the above conditions was not met, then the amount of the proceeds from the transfer would be reported as a liability and the loans would have to be recorded in the balance sheet and evaluated under SFAS No. 114 “Accounting by Creditors for Impairment of a Loan”.

For transfers of receivables that occurred after December 31, 1996, Statement of Financial Accounting Standards (“SFAS”) No. 125 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” which was later superseded in September 2000 by SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” establishes conditions that must be met in order to apply sale accounting treatment rather than secured borrowing treatment:

•                  The transferred assets must be isolated from the transferor;

•                  The transferee’s right to pledge or exchange the transferred assets must not be restricted; and

•                  The transferor must not maintain effective control over the transferred assets through an agreement that both entitles and obligates the transferor to repurchase or redeem the transferred assets before their maturity or through an agreement that entitles the transferor to repurchase or redeem transferred assets that are not readily obtainable.

If the transfer qualifies as a sale than the transferor should:

•                  Derecognize all assets sold;

•                  Recognize at fair value all assets obtained and liabilities incurred in consideration as proceeds of the sale, including cash, guarantees given and servicing assets or liabilities; and

•                  Recognize in earnings any gain or loss on the above sale.

Government Sponsored Restructurings

Mexican banks have participated in a number of debtor relief programs that began in 1995, which caused the Mexican banks to reduce their claims to the outstanding balances of loans (including mortgage loans) meeting certain criterion in accordance with program guidelines. In connection with government sponsored restructurings, Mexican banks had the option of accounting for the full amounts of the loss on the date of the restructuring or deferring the loss and amortizing this loss on the statement of income in subsequent periods. For individual loan restructurings, the Group generally charges off any difference in the carrying amount of the original loan and the restructured loan.

Under U.S. GAAP, as provided in SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” a restructuring deemed to be a “trouble debt restructuring” would be measured for impairment based on the present value of the expected cash flows specified by the new terms of the loan discounted at the original effective interest rate implicit in the loan, except that, as a practical expedient, the Bank may measure the impairment based on the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. If the restructuring was not deemed to be a “troubled debt restructuring” any forgiveness of the principal balance of the loans would be charged off at the time of restructuring.

Provision and Allowance for Loan Losses

Under Mexican Banking GAAP, effective December 1, 2004, the New Rules for Loan Portfolio Rating established general methodologies for the rating and constitution of preventive allowances for loan losses for each type of loan and allowed credit institutions to rate and develop preventive allowances based on internal methodologies, previously authorized by the CNBV.

The Group’s internal methodology assigns an individual risk category to each commercial loan in accordance with established procedures for risk classification based on the borrower’s financial and operating risk level, its credit experience and the nature and value of the loans’ collateral. Thus, a loan loss reserve is determined for each loan considering a prescribed range of reserves associated to each risk category. In the case of the consumer and mortgage loan portfolio, the rating procedure and the constitution of loan reserves considers the accounting periods reporting past-due, the probability of noncompliance, the severity of the loss in proportion to its amount and the nature of loan guarantees. (See Note 3j. and Note 9 to these financial statements for a more detailed description of the loan portfolio rating methodology).

Mexican banks can make additional loan loss allowances in excess of those required by the CNBV.

Under Mexican Banking GAAP, all portfolio write-offs, cancellations or discounts are charged to the preventive allowance for loan losses. In addition, any recovery of loans previously charged off is also applied to the allowance for loan losses.

For loans that have been transferred to the UDI Trusts, a loan loss allowance should be established that is equal to any amount of net income that is recorded in the trust.

U.S. GAAP for recognition of loan losses is provided by SFAS No. 5, “Accounting for Contingencies” (SFAS No. 5) and SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” (SFAS No. 114). An estimated loss should be accrued when, based on information available prior to the issuance of the financial statements, it is probable that a loan has been impaired at the date of the financial statements and the amount of the loss can be reasonably estimated.

For larger non-homogeneous loans, specific provisions are required to be calculated when it is determined that it is probable that the bank will not realize the full contractual principal and interest on a loan (impaired loan), in accordance with the original contractual terms.

Estimated losses on impaired loans, which are assessed on an individual loan basis, are required to be measured as the difference between the carrying amount of the loan and one of the following under U.S. GAAP:

•                  The present value of the expected future cash flows, discounted at the loan’s effective interest rate; or

•                  The loan’s observable market price; or

•                  The fair value of the collateral if the loan is collateral dependent.

For groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, specific provisions are calculated based on historical loss ratios adjusted for qualitative factors.

Changes in the values of the allowances for loan losses calculated above are reflected in the statement of income through the provision for loan losses.

Under Mexican Banking GAAP, loans may be charged-off when collection efforts have been exhausted or when they have been fully provisioned.

Under U.S. GAAP, loans (or portions of particular loans) should be written-off in the period that they are deemed uncollectible. For banks located in the U.S., loans classified (or partially classified) as “loss” are considered uncollectible and therefore, are written-off.

Recognition of Interest Income

Under Mexican Banking GAAP, the recognition of interest income is suspended when the following loans become past due for the following periods:

Commercial loans:
When it is known that the creditor has declared bankruptcy, in conformity with the Mexican Bankruptcy Law Promissory notes	30 days
Contractual with scheduled payments	90 days
Mortgage loans
Through December 31, 2002	150 days
From January 1, 2003	90 days
Consumer credit	60 days

Under U.S. GAAP, the accrual of interest is generally discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. As a general practice, this occurs when loans are 90 days or more overdue. Any accrued but uncollected interest is reversed against interest income at that time.

Loan portfolios purchased

Mexican Banking GAAP has no specific rules covering the accounting treatment of loan portfolios purchases. As collections on the purchased loan portfolios are received, the Group recognizes the amounts recovered as an investment income. In addition, the Group amortizes the cost of the investment based on the percentage of amounts recovered to the acquisition cost of the portfolio acquired, as adjusted by financial projections. Unamortized amounts, if any, are written off when the collection process has ceased.

These loan portfolios (generally consisting of troubled loans), purchased at a discount, would represent a purchase of a loan portfolio where it is not probable that the undiscounted future cash collections will be sufficient to recover the face amount of the loan and contractual interest. Consequently, under U.S. GAAP, at the time of acquisition, the sum of the acquisition amount of the loan and the discount to be amortized should not exceed the undiscounted future cash collections that are both reasonably estimable and probable. The discount on an acquired loan should be amortized over the period in which the payments are probable of collection only if the amounts and timing of collections, whether characterized as interest or principal, are reasonably estimable and the ultimate collectibility of the acquisition amount of the loan and the discount is probable. If these criteria are not satisfied, the loan should be accounted for using the cost-recovery method. Application of the cost-recovery method requires that any amounts received be applied first against the recorded amount of the loan; when that amount has been reduced to zero, any additional amounts received are recognized as income.

If the acquirer’s assessment of factors affecting collectibility indicate that collection of the acquisition amount and the discount is probable and the amounts and timing of collections are reasonably estimable, then in accordance with FAS 91 “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases” discounts should be amortized using the interest method. .

Extraordinary Items

Under Mexican Banking GAAP, certain non recurring transactions or results of transactions or events, are treated as extraordinary items upon special authorizations from the CNBV.,

Under U.S. GAAP extraordinary items are limited to items that are unusual in nature and infrequent in occurrence, such as losses arising from natural disasters and expropriation of assets if such occurrences are truly unusual and infrequent given the geographic and other factors to which the company is normally subject.

Deferred Loan Origination Fees and Costs

Under Mexican Banking GAAP, loan origination fees are recognized on a cash basis and loan origination costs are expensed as incurred to the extent that they do not represent a fee that is in excess of a standard market fee. Any excess over a standard market fee would be deferred and amortized over the life of the loan.

Under U.S. GAAP, direct loan origination fees and costs are deferred and subsequently amortized over the life of the loan as an adjustment of yield using the effective interest method.

Assets Repossessed or Assets Received as Payment in Kind

Under Mexican Banking GAAP, assets repossessed or received as payment in kind are recorded at the value at which they were judicially repossessed by order of the courts. If the book value of the loan to be foreclosed on the date of foreclosure is lower than the value of the repossessed asset as judicially determined, the value of the asset is adjusted to the book value of the loan. Assets received as payment in kind are recorded at the lower of either the appraised value or the book value of the loan on which payment in kind is made.

In the event that the book value of the asset repossessed or received as payment in kind exceeds the value at which the asset can be sold, a preventive allowance is recorded. During 2004, additional provisions recognizing potential value losses due to the passage of time on assets repossessed or received as payment in kind are determined based on an aging scale (see footnote 3 p.).

Under U.S. GAAP, assets repossessed or received as payment in kind are reported at the time of foreclosure or physical possession at their fair value less estimated costs to sell. Subsequent impairment adjustments should be recognized in the fair value of the asset if it decreases below its book value.

Investments

Under Mexican Banking GAAP, investments are divided into the categories below:

•                  Trading securities are defined as those in which management invests to obtain gains from short-term price fluctuations. The unrealized gains or losses resulting from the mark-to-market of these investments are recognized in the statement of income for the period.

•                  For-sale securities are those in which management invests to obtain medium-term earnings. The unrealized gains or losses resulting from the mark-to-market of these investments, net of deferred taxes and inflation, is recognized in stockholders’ equity.

•                  Held-to-maturity investments are those instruments in which management invests with the intention of holding them until maturity and are recorded at amortized cost.

Certain reclassification of investments from one line item to another require the CNBV’s approval.

Under Mexican Banking GAAP, the fair value amounts are determined by independent third party price vendors. The fair value adjustment for available-sale-securities is reflected in equity and includes the related deferred income tax effects and loss from monetary position. All amounts are reversed into earnings upon sale or maturity of the securities.

Under Mexican Banking GAAP, provisions must be made for permanent impairment of for-sale securities or held-to-maturity securities. If the conditions that led to the provision being established improve sufficiently, then the provision can be reversed.

Under U.S. GAAP SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”:

•                  Debt securities must be classified, according to management’s intent and ability to hold the security, within one of the following categories: held-to-maturity, trading, or available-for-sale. Marketable equity securities must be classified as either trading securities or available-for-sale securities.

•                  Trading securities are those actively bought and sold. Such securities are recorded at fair value, with resulting unrealized gains and losses recognized in the statement of income. Exchange traded securities should be valued using the last quoted price at the year-end.

•                  Securities which management has the intent and ability to hold to maturity are classified as held-to-maturity, a classification allowed only for debt securities, except for preferred stock with required redemption dates. Held-to-maturity securities are carried at amortized cost.

•                  All other debt securities and marketable equity securities that are not classified as debt securities or held-to-maturity securities are classified as available-for-sale securities. Available-for-sale securities are recorded at fair value with the resulting unrealized gains and losses recorded net of related deferred taxes as other comprehensive income, a separate component of shareholders’ equity until realized, at which time the gain or loss is recorded as income.

Non-marketable equity securities are valued at cost, less a provision for other than temporary diminution in value.

U.S. GAAP has specific criteria limiting reclassifications of securities within the held-to-maturity classification. If any sales are made from the held-to-maturity portfolio other than in certain specific circumstances, then all held-to-maturity securities are deemed to be tainted and are consequently classified as available-for-sale.

U.S. GAAP does not contemplate the monetary position effect which is presently recognized under Mexican GAAP. Nevertheless, under U.S. GAAP, if a decline in fair value of an available-for-sale or held-to-maturity security is judged to be other than temporary, the cost basis of the individual security is written down to fair value and the amount of the write-down is charged to income. The new written down value of the security forms the new cost basis of the security and the impairment loss cannot be reversed if conditions improve.

Repurchase and Reverse Repurchase Agreements

Repurchase and resale agreements represent the temporary purchase or sale of certain financial instruments in exchange for a specified premium to be paid or received and with the obligation to resell or repurchase the underlying securities.

Under Mexican Banking GAAP, repurchase and reverse repurchase agreements are recorded as sales and purchases of securities, respectively. A net asset or liability is recorded at the fair value of the forward commitment to repurchase or resell the securities, respectively.

Under Mexican Banking GAAP, the use of a held-to-maturity security as collateral in a repurchase agreement could taint its held-to-maturity classification. The use of the repurchase agreement to increase liquidity could cause the regulatory authorities to call into question the ability of the bank to hold the instrument to maturity.

Under U.S. GAAP, repurchase and reverse repurchase agreements are transfer transactions subject to specific provisions and conditions that must be met in order for a transaction to qualify as a sale rather than a secured borrowing, In most cases, banks in the US enter into repurchase and reverse repurchase transactions that qualify as secured borrowings. , Accordingly, the bank’s assets subject to a repurchase agreement would not be derecognized. Collateral for a reverse repurchase agreement should only be recognized on the balance sheet of the secured party where such party has control over the collateral, based on the rights and obligations of the collateral agreement. In addition, under U.S. GAAP, the use of held-to-maturity securities as collateral in a repurchase agreement would not call into question the bank’s ability to hold the investment to maturity.

Transfers of financial assets

The Group enters into transfers of specific financial assets (usually loan portfolios) to special purpose securitization companies in exchange for cash and/or securities, as the case may be. The securitization company then issues securities, backed by the loan portfolio transferred, that are placed among the general investment public.

Under Mexican Banking GAAP, the Group usually recognizes these transactions as a sale and accordingly recognizes in income the difference between book value of the loans sold and the proceeds from the sale.

Under U.S. GAAP, pursuant to SFAS 140, a transfer of financial assets in which the transferor surrenders control over those financial assets is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. SFAS 140 sets forth the conditions that must be met for control over transferred assets to be considered to have been surrendered (failure to meet any one of the conditions would prevent the transferor from derecognizing the transferred financial assets and the transaction would be accounted for as a secured borrowing):

•                  The transferred assets must be isolated from the transferor;

•                  The transferee’s right to pledge or exchange the transferred assets must not be restricted; and

•                  The transferor must not maintain effective control over the transferred assets through an agreement that both entitles and obligates the transferor to repurchase or redeem the transferred assets before their maturity or through an agreement that entitles the transferor to repurchase or redeem transferred assets that are not readily obtainable.

If the transfer qualifies as a sale then the transferor (seller) should:

•                  Derecognize all assets sold;

•                  Recognize at fair value all assets obtained and liabilities incurred in consideration as proceeds of the sale, including cash, guarantees given and servicing assets or liabilities; and

•                  Recognize in earnings any gain or loss on the above sale.

Range Operations

Under Mexican Banking GAAP, range operations involving the short-term purchase or sale of securities are accounted for as follows: The buyer records at fair value its asset position reflecting the securities receivable (with changes in the fair value of the securities accounted for in the statement of income), whereas the liability position is maintained at its agreed value. The seller records and values the contract in the opposite manner, by maintaining the asset position at the agreed value and the liability position is valued at fair value. Those asset and liabilities positions are shown net on the balance sheet. At settlement, a loss or gain in the transaction is recognized in the statement of income.

Under U.S. GAAP, Interpretation No. 39, ‘‘Offsetting of Amounts Related to Certain Contracts’’ (‘‘FIN 39’’), requires that exchange contracts be carried at their fair value and not offset, unless the following four provisions are satisfied:

•                  Each of two parties owes the other determinable amounts;

•                  The reporting party has the right to set off the amount owed with the amount owed by the other party;

•                  The reporting party intends to set off; and

•                  The right of set off is enforceable at law.

A debtor meeting the above conditions may offset the related asset and liability and report the net amount. However, FIN 39 provides for an exception to the intent condition for certain contracts reported at fair value if they are executed with the same counterparty under a master netting arrangement.

Derivatives

Up until 2004, under Mexican Banking GAAP, option contracts, whether held for trading or hedging purposes and other derivatives that are held for trading purposes are recorded at fair value, with unrealized gains and losses accounted for in the statement of income.

Changes in the fair value of forward and future contracts that qualify as hedges are recorded if the underlying item being hedged is carried at market value. The initial discount or premium on forward and future contracts is included in net income over the life of the contract, on a straight line basis. For swap contracts that qualify as hedges, the Group recognizes an asset (cash flow receivable) and a liability (cash flow payable) which are carried on the same basis of valuation as the underlying item being hedged, and which are shown as a net figure on the balance sheet.

Under Mexican Banking GAAP, the designation of a derivative instrument as a hedge of a net position (“macro hedging”) is allowed.

Under U.S. GAAP, prior to the issuance of SFAS No. 133 “Accounting for Derivative Financial Instruments” (applicable for all fiscal years beginning after June 15, 2000), there was no single authoritative source of accounting guidance for derivative financial instruments. The accounting for derivatives was influenced by the company’s motivation, the risks being managed, products being used, and the type of market for the product. Generally, derivatives were required to be marked-to-market unless they qualified for hedge accounting or synthetic instrument accounting. SFAS No. 133 as amended by SFAS No.138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities – an Amendment of FASB Statement No. 133” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (collectively “SFAS 133”) expands the definition of derivative financial instruments, , significantly increases the documentation and measurement requirements for a derivative instrument to qualify as a hedging transaction, and requires that all derivatives be recorded as assets and liabilities on the balance sheet at fair value. Specifically SFAS No. 133 provides that:

•                  For all derivative instruments that do not qualify as hedges, the change in fair value should be recorded in earnings.

•                  For all derivative instruments that qualify as hedges of the fair value of existing assets or liabilities or firm commitments, the change in fair value of the derivative should be accounted for in the statement of income, however this should be fully or partially offset in the statement of income by the change in fair value of the underlying hedged item; and

•                  For all derivative contracts that qualify as hedges of future cash flows, the change in the fair value of the derivative should be initially recorded in Other Comprehensive Income (“OCI”) in stockholders’ equity. Once the underlying hedged transaction produces an effect in the statement of income, the amounts from OCI are transferred to the statement of income to partially offset the statement of income effect of the hedged transaction.

All derivative instruments that qualify as hedges are subject to period testing for effectiveness. Effectiveness is the derivative instrument’s ability to generate offsetting changes in the fair value or cash flows of the underlying hedged item. Any ineffectiveness in the derivative instrument’s ability to generate offsetting changes in the fair value or cash flows of the underlying hedged item is recognized in earnings immediately.

Macro hedging is not permitted under U.S. GAAP.

In addition, current Mexican accounting rules outstanding as of December 31, 2004 do not consider the existence of derivative instruments embedded in other contract and therefore, they are not reflected in our financial statements.

Under U.S. GAAP, certain implicit or explicit terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument, must be separated from the host contract and accounted for at fair value.

Acquisition Accounting

Under Mexican Banking GAAP the excess of the purchase price over the adjusted book value of net assets acquired is recorded as goodwill (negative goodwill if book value exceeds the purchase price).

Under U.S. GAAP, for acquisitions prior to June 30, 2001, the excess of purchase price over the book value of assets and liabilities acquired must be ascribed to the fair value of separately identifiable assets and liabilities acquired. Retail depositor relationships associated with an acquisition of a financial institution by a bank, termed the core deposit intangible, is generally identified and valued separately. In July 2001, the FASB issued FASB Statement No. 141 (SFAS 141) “Business Combinations”, effective for fiscal years beginning after December 15, 2001. SFAS 141 does not change the methodology for measuring goodwill in a business combination. However, it differs from the previous provisions in the following ways, among others,: (1) the purchase method of accounting must be used for all business combinations initiated after June 30, 2001 (i.e., the pooling-of-interests method is no longer permitted); (2) more-specific guidance is provided on how to determine the accounting acquirer; (3) specific criteria are provided for recognizing intangible assets apart from goodwill; and, (4) any negative goodwill is first allocated to reduce long-lived assets acquired and if any negative goodwill remains, then that amount must be written off immediately as an extraordinary gain (instead of being deferred and amortized).

Amortization of Goodwill and Other Intangible Assets

Under Mexican GAAP, goodwill is amortized over a period not to exceed twenty years and not to exceed five years, in the case of negative goodwill. Moreover, prior to the adoption of Bulletin C-8 “Intangible Assets” (effective as of January 1, 2003) the Mexican accounting rules were silent as to a separate recognition of identifiable intangible assets acquired in a business combination, as well as to impairment reviews of goodwill and other intangible assets.

Under U.S. GAAP, FASB Statement No. 142 (SFAS 142) “Goodwill and Other Intangible Assets” (which supersedes APB 17 “Intangible Assets” and which is effective January 1, 2002), addresses the accounting that must be applied to goodwill and other intangible assets subsequent to their initial recognition. Under SFAS 142: (1) goodwill (including the goodwill included in the carrying value of investments accounted for using the equity method of accounting) and indefinite-lived intangible assets are not amortized; (2) goodwill is tested for impairment at the reporting unit level (which is an operating segment as defined by FASB Statement No. 131 or one reporting level below an operating segment) at least annually; (3) intangible assets deemed to have an indefinite life are tested for impairment at least annually; and (4) amortizable intangible assets are tested for impairment when events and circumstances warrant such review.

Pension plan

Under Mexican GAAP, pension plan costs and seniority premiums are determined in accordance with Bulletin D-3 “Labor Obligations”.

Under U.S. GAAP, pension plan costs are accounted for in accordance with SFAS No. 87 “Employers’ Accounting for Pensions”, whereby the liability is measured, similar to Mexican GAAP, by projecting the future expected payments using an assumed salary progression rate net of inflation adjustments, mortality and turnover assumptions, and discontinuing the resulting amounts to their present value using real interest rates.

SFAS No. 87 became effective on January 1, 1989 whereas Bulletin D-3 became effective on January 1, 1993. Therefore, a difference between Mexican GAAP and U.S. GAAP exists due to the accounting for the transition adjustments at different implementation dates.

Post-retirement Benefits

Under U.S. GAAP, post-retirement benefits are accounted for in accordance with SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other Than Pension.” SFAS No. 106 “Employers’ Accounting for Post-retirement Benefits Other Than Pensions” applies to all post-retirement benefits relating to life insurance provided outside a pension plan or to other post-retirement health care and welfare benefits expected to be provided by an employer to current and former employees. The cost of post-retirement benefits plan should be recognized over the employees’ service periods and actuarial assumptions are used to project the cost of health care benefits and the present value of those benefits.

Under Mexican Banking GAAP, the Group accounts for such benefits in a manner similar to U.S. GAAP, with the exception that a difference between Mexican GAAP and U.S. GAAP exists due to the determination of the transition adjustments at different implementation dates, and the different amortization periods that result..

Employee Stock Option Plan

Under Mexican Banking GAAP, the Group recognizes no compensation expense for the employee stock option plan.

U.S. GAAP has two primary standards on accounting for stock-based compensation: Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), which is an intrinsic-value-based model and SFAS No. 123, “Accounting for Stock- Based Compensation,” which is a fair-value-based model. When measuring compensation cost for stock compensation plans, companies preparing their financial statements in accordance with U.S. GAAP may choose between the measurement principles included in these standards. Under APB 25, a compensation charge is recognized for the difference between the price of the security on the date of purchase and the price the employee is required to pay. Under SFAS No. 123 a compensation charge is recognized based on a fair value model which is based on various assumptions. The timing and measurement of compensation charges vary depending on the terms of specific awards.

Restructuring Reserves

Under Mexican Banking GAAP, the establishment of reserves for costs to be incurred in connection with future events (such as restructurings, integrations, etc.) is permitted. In 2001, the Mexican Institute of Public Accountants issued Bulletin C-9 “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments” which is effective January 1, 2003 with earlier adoption permitted. Bulletin C-9, among other things, establishes the guidelines for the valuation, presentation and disclosure of liabilities and provisions. It establishes certain requirements as to when reserves can be established.

Under U.S. GAAP, pursuant to, EITF 94-13 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring) (“Issue 94-3”) very stringent requirements applied in order to be able to recognize these types of reserves prior to the incurrence of the cost. The costs of a plan to (1) exit an activity of an acquired company, (2) involuntarily terminate employees of an acquired company, or (3) relocate employees of an acquired company should be recognized as liabilities assumed in a purchase business combination and included in the allocation of the acquisition cost if specified conditions are met. In July 2002 the Financial Accounting Standards Board SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) (effective for exit or disposal activities initiated after December 31, 2002) established that a liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred and eliminated the definition and requirements for recognition of exit costs in Issue 94-3

Research costs and Pre-operating Expenses

Under Mexican GAAP, prior to Bulletin C-8, “Intangible Assets”, all expenses incurred while a company or a project is in the pre-operating or development stages are capitalized. Upon adoption of Bulletin C-8, research costs and pre-operating costs should be expensed as a period cost, unless they can be classified as development costs to be amortized on a straight-line basis after operations commence for a period not exceeding 20 years.

Under U.S. GAAP, such research and pre-operating expenses are expensed as incurred.

Retained Earnings Adjustments

Where specific approval is given by the CNBV, certain adjustments and provisions which are created during the year may be charged to retained earnings and not to the statement of income for the period.

Under U.S. GAAP, when adjustments which relate to correction of errors in the prior year occur, the prior period financial statements are required to be restated. Under U.S. GAAP, provisions recognized are charged to earnings rather than directly against retained earnings.

Deferred Income Taxes

Under Mexican Banking GAAP, deferred taxes are calculated using the balance sheet approach and include a deferred tax provision for accumulated timing differences arising from fixed assets. Under Mexican Banking GAAP, deferred taxes are recognized only when it is highly probable that sufficient future taxable income will be generated to recover such deferred tax assets.

Under U.S. GAAP, the method of calculating deferred taxes is similar to the method that is prescribed under Mexican Banking GAAP, with the primary differences relating to presentation and the carrying amount of deferred tax assets that is subject to a “more likely than not” consideration as to whether sufficient future taxable income will be generated to recover such asssets. U.S. GAAP differences in other areas that affect tax accounts impact U.S. GAAP deferred tax balances.

Statutory Profit Sharing

Under Mexican GAAP, the cost of employee profit sharing is included with income taxes.

For US GAAP purposes, the profit sharing expense should be classified as an operating expense.

Consolidation

Under Mexican Banking GAAP, the Group’s consolidated financial statements include all the subsidiaries within the financial sector, as well as those providing complementary services, and exclude those that are not contained in the financial sector. The determination of which companies are deemed to be within the financial sector is not based solely on the application of a conceptual framework. The Mexican Ministry of Finance and Public Credit has the right to determine if a company is or is not within the financial sector, and therefore is required to be consolidated. Companies that may seem to fall within the financial sector based on their operations may not be consolidated due to decisions of the Mexican Ministry of Finance and Public Credit.

Under U.S. GAAP, the basic rule is that when a company has a controlling interest (either through a majority voting interest or through the existence of other control factors) in an entity, such entity’s financial statements should be consolidated, irrespective of whether the activities of the subsidiary are dissimilar to those of the parent.

Effects of Inflation

Under Mexican Banking GAAP and in accordance with CNBV rules, which are substantially the same as those provisions set forth in Bulletin B-10, the effects of inflation have been recognized in the financial information. Fixed assets, stockholders’ equity and other non-monetary assets are restated to constant purchasing power by applying the change in the UDI Index published as of the end of each reporting period. Depreciation is calculated using the straight-line method, based on the remaining useful lives of the assets.

 The gain or loss from monetary position, which represents the erosion of the purchasing power of monetary items caused by inflation, is determined by applying at each month-end through the end of the year an inflation factor derived from the NCPI to the monthly average variation in net monetary assets or liabilities. This effect is recorded on the statement of income.

Under U.S. GAAP, historical costs must be maintained in the basic financial statements. Business enterprises are encouraged to disclose certain supplemental information concerning changing prices on selected statement of income and balance sheets items. Typically, however, no gain or loss on monetary position is recognized in the financial statements.

The recording of appraisals of fixed assets is prohibited, with the objective of maintaining historical cost in the balance sheet, except in the event of a business combination accounted for under the purchase method and under certain other circumstances.

Although the effects of inflation are not recognized in the financial statements under U.S. GAAP, the SEC recognizes that presentation indicating the effects of inflation is more meaningful than historical cost-based financial reporting for Mexican entities because it represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy. For this reason, the effects of inflation accounting are generally not eliminated from the financial statements of Mexican companies making offerings in the United States securities markets in situations when Mexican GAAP is reconciled to U.S. GAAP.