Form 20-F
period 2005-12-31
GRUMA SA DE CV
filed 2006-06-30
CIK 1053947

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from    to
OR
☐    SHELL COMPANY REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report...........

For the transition period from              to
Commission File Number: 1-14852

GRUMA, S.A. de C.V.
(Exact name of Registrant as specified in its charter)

N/A (Translation of Registrant's name into English)		United Mexican States (Jurisdiction of incorporation or organization)
Calzada del Valle, 407 Ote. Colonia del Valle San Pedro Garza García, Nuevo León 66220, México (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of exchange on which registered:
Series B Common Shares, without par value American Depositary Shares, each representing four Series B Common Shares, without par value	New York Stock Exchange* New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

7.625% Notes due 2007

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

        452,549,952 Series B Common Shares, without par value

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

        Yes    ☐                No☒

        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

        Yes    ☐                No☒

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

        Yes    ☒                No☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated file.

Large accelerated filer    ☐                Accelerated filer    ☒                Non-accelerated filer    ☐

        Indicate by check mark which financial statement item the registrant has elected to follow:

        Item 17  ☐                Item 18  ☒

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

        Yes  ☐                No  ☒

*
Not for trading but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Page
PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3.	KEY INFORMATION
ITEM 4.	INFORMATION ON THE COMPANY
ITEM 4A.	UNRESOLVED STAFF COMMENTS
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 8.	FINANCIAL INFORMATION
ITEM 9.	THE OFFER AND LISTING
ITEM 10.	ADDITIONAL INFORMATION
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15.	CONTROLS AND PROCEDURES
ITEM 16A.	FINANCIAL EXPERT
ITEM 16B.	CODE OF ETHICS
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
PART III
ITEM 17.	FINANCIAL STATEMENTS
ITEM 18.	FINANCIAL STATEMENTS
ITEM 19.	EXHIBITS

PRESENTATION OF FINANCIAL INFORMATION

        Gruma, S.A. de C.V. is a corporation (sociedad anónima de capital variable) organized under the laws of the United Mexican States, or Mexico.

        In this Annual Report on Form 20-F, references to "pesos" or "Ps." are to Mexican pesos, and references to "U.S. dollars," "U.S.$," "dollars" or "$" are to United States dollars. "We," "our," "us," "our company," "GRUMA" and similar expressions refer to Gruma, S.A. de C.V. and its consolidated subsidiaries, except when the reference is specifically to Gruma, S.A. de C.V. (parent company only) or the context otherwise requires.

        This Annual Report contains our audited consolidated financial statements as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005. The financial statements have been audited by PricewaterhouseCoopers, an independent registered public accounting firm.

        We publish our financial statements in pesos and prepare our consolidated financial statements in accordance with accounting principles generally accepted in Mexico, commonly referred to as "Mexican GAAP." Mexican GAAP differs in certain significant respects from accounting principles generally accepted in the United States of America, commonly referred to as "U.S. GAAP." See Note 22 to our audited consolidated financial statements for information relating to the nature and effect of such differences and for a quantitative reconciliation of our consolidated net income and stockholders' equity to U.S. GAAP.

        As the Mexican economy has experienced significant levels of inflation in the past, we are required under Mexican GAAP to recognize the effects of inflation in our financial statements. Under Bulletin B-10, issued by the Mexican Institute of Public Accountants, or MIPA, we are required to present our financial information in inflation-adjusted monetary units to allow for more accurate comparisons of financial line items over time and to mitigate the distortive effects of inflation on our financial statements. Unless otherwise indicated, all financial information in this Annual Report has been restated in pesos of constant purchasing power as of December 31, 2005.

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

        Pursuant to Bulletin B-15 issued by MIPA, we apply the actual inflation rate in the relevant country of each non-Mexican subsidiary and then translate the inflation-adjusted financial statements into pesos. The figures for subsidiaries in Central America, Venezuela and U.S. are restated to period-end constant local currencies following the provisions of Bulletin B-10 and B-15, applying the general consumer price index from the country in which the subsidiary operates. Once figures are restated, they are converted to Mexican Pesos by applying the exchange rate in effect at the end of the period.

        For the purposes of the quantitative reconciliation to U.S. GAAP, we have restated the data as of December 31, 2004 and for years ended December 31, 2003 and 2004 in pesos of constant purchasing power as of December 31, 2005 using the Mexican National Consumer Price Index, or NCPI, rather than the international restatement factor in Bulletin B-15 of MIPA. For a more detailed discussion of Mexican GAAP inflation accounting methodologies, see "Item 5. Operating and Financial Review and Prospects—Management's Discussion and Analysis of Results of Operations—Overview of Accounting Presentation."

MARKET SHARE AND OTHER INFORMATION

        The information contained in this Annual Report regarding our market positions in Mexico, Venezuela, Central America, the United States, Europe, Asia, and Oceania, is based primarily on our own estimates and internal analysis. Market position information for the United States is also based on data from the Tortilla Industry Association. While we believe our internal research and estimates are reliable, they have not been verified by any independent source and we cannot assure you as to their accuracy.

        All references to "tons" in this Annual Report refer to metric tons. One metric ton equals 2,204 pounds. Estimates of production capacity contained herein assume operation of the relevant facilities on the basis of 24 hours a day, 360 days a year on three shifts and assume only regular intervals for required maintenance.

FORWARD LOOKING STATEMENTS

        This Annual Report includes "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including the statements about our plans, strategies and prospects under "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects." Some of these statements contain words such as "believe," "expect," "intend," "anticipate," "estimate," "strategy," "plans" and other similar words. Although we believe that our plans, intentions and expectations as reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved. Actual results could differ materially from the forward-looking statements as a result of risks, uncertainties and other factors discussed in "Item 3. Key Information—Risk Factors," "Item 4. Information on the Company," "Item 5. Operating and Financial Review and Prospects" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk." These risks, uncertainties and factors include: general economic and business conditions, including changes in exchange rates, and conditions that affect the price and availability of corn, wheat and edible oils; potential changes in demand for our products; price and product competition; and other factors discussed herein.

PART I

ITEM 1.    Identity of Directors, Senior Management and Advisors.

        Not applicable.

ITEM 2.    Offer Statistics and Expected Timetable.

        Not applicable.

ITEM 3.    Key Information.

SELECTED FINANCIAL DATA

        The following tables present our selected consolidated financial data as of and for each of the years indicated. The data as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 are derived from and should be read together with our financial statements included herein and "Item 5. Operating and Financial Review and Prospects."

        Our consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Note 22 to our audited consolidated financial statements provides information relating to the nature and effect of such differences, as they relate to us, and provides a reconciliation to U.S. GAAP of majority net income and total stockholders' equity.

        Pursuant to Mexican GAAP, the consolidated financial statements and the selected consolidated financial data set forth below restate the components of stockholders' equity using the NCPI factors and record gains and losses in purchasing power from holding monetary assets or liabilities. Under Mexican GAAP, non-monetary assets, with the exception of inventories and fixed assets of non-Mexican origin, are restated using the NCPI and General Consumer Price Index, or GCPI, factors for foreign subsidiaries. Inventories are restated at current replacement costs while fixed assets of foreign origin are restated by the inflation rate of the country of origin prior to translation to pesos at the period-end exchange rate. Mexican GAAP also requires restatement of all financial statements to pesos of constant purchasing power as of the date of the most recent balance sheet presented, and accordingly all data in the consolidated financial statements and in the selected consolidated financial data set forth below have been restated in pesos of constant purchasing power as of December 31, 2005. The effects of inflation accounting under Mexican GAAP, other than for the use of a specific index for the restatement of fixed assets of foreign origin, have not been reversed in the reconciliation to U.S. GAAP. See Note 22 to our consolidated financial statements.

	2001		2002		2003		2004		2005
	(thousands of Mexican pesos of constant purchasing power as of December 31, 2005, except per share amounts)
Income Statement Data:
Mexican GAAP:
Net sales	Ps.	20,404,111	Ps.	20,647,001	Ps.	22,967,791	Ps.	24,577,608	Ps.	26,675,824
Cost of sales		(12,867,104)		(12,912,992)		(14,624,622)		(15,768,628)		(17,422,357)
Gross profit		7,537,007		7,734,009		8,343,169		8,808,980		9,253,467
Selling, general and administrative expenses		(6,484,474)		(6,127,120)		(6,600,436)		(6,901,259)		(7,689,918)
Operating income		1,052,533		1,606,889		1,742,733		1,907,721		1,563,549
Net comprehensive financing cost:
Interest expense		(722,901)		(610,168)		(530,158)		(478,634)		(571,170)
Interest income		100,347		62,108		64,472		224,605		53,363
Monetary position gain, net		193,997		173,297		187,473		238,792		300,987
Foreign exchange gain (loss), net		107,827		(283,301)		(181,085)		(50,493)		(51,196)
Total net comprehensive financing cost		(320,730)		(658,064)		(459,298)		(65,730)		(268,016)
Other (expenses) income, net		74,865		129,776		(174,456)		(282,066)		(140,866)

Income before income tax and Other items	806,668	1,078,601	1,108,979	1,559,925	1,154,667
Income tax (current and deferred)	(297,457)	(604,335)	(673,810)	(750,708)	(369,959)
Employees' statutory profit sharing (current and deferred)	(14,013)	(13,932)	4,682	(9,082)	(19,805)
Other items(1)	69,056	174,459	234,396	277,512	568,401
Minority interest	(206,150)	(211,406)	(182,849)	(169,791)	(147,327)
Majority net income	358,104	423,387	491,398	907,856	1,185,977
Per share data(2):
Income from continuing operations	0.83	0.95	1.10	2.02	2.75
Cumulative effect of change in accounting principle	—	—	—	—	(0.12)
Majority net income per share	0.83	0.95	1.10	2.02	2.63
U.S. GAAP:
Net sales	21,067,506	21,505,434	24,827,156	25,612,370	26,470,367
Operating income	1,372,760	1,615,606	1,932,640	1,956,258	1,434,312
Income before income taxes and other items	835,944	1,016,190	1,419,329	1,441,126	1,093,963
Net income	225,883	350,235	640,255	803,123	1,190,671
Per share data(2):
Net income per share	0.52	0.78	1.44	1.78	2.64
Balance Sheet Data (at period end):
Mexican GAAP:
Property, plant and equipment, net	13,598,238	13,548,489	12,987,931	12,992,314	13,743,315
Total assets	23,604,479	23,843,890	23,306,860	24,790,364	26,775,088
Short-term debt(3)	383,629	851,262	497,731	512,730	514,211
Long-term debt(3)	7,149,421	6,517,800	5,961,132	5,916,013	6,395,650
Total liabilities	10,486,743	10,886,731	10,423,406	11,257,871	12,677,481
Capital stock	15,020,943	15,004,853	15,351,182	15,687,686	15,713,532
Total stockholders' equity(4)	13,002,140	12,957,159	12,883,454	13,532,493	14,097,607
U.S. GAAP:
Total assets	24,177,946	24,393,947	24,858,201	25,174,415	26,280,746
Long-term debt	7,672,147	7,055,814	6,699,603	6,380,598	6,523,529
Capital stock	15,038,230	15,019,339	15,351,182	15,594,856	15,620,702
Total stockholders' equity	10,032,195	9,696,542	10,047,021	10,096,395	10,468,820
Other Financial Information:
Mexican GAAP:
Capital expenditures	760,573	764,699	644,375	1,258,251	2,053,701
Depreciation and amortization	893,443	995,445	1,122,251	1,037,916	1,110,523
Resources provided by (used in):
Operating activities	1,661,586	1,556,515	1,330,033	1,930,417	1,794,436
Financing activities	(1,061,580)	(871,882)	(1,052,057)	(390,885)	211,163
Investing activities	(291,661)	(639,965)	(395,365)	(1,426,920)	(2,158,531)
U.S. GAAP:
Depreciation and amortization	1,290,686	1,100,208	1,104,880	1,082,710	1,087,411
Net cash provided by (used in):
Operating activities	1,450,789	1,091,688	1,287,826	1,547,712	1,463,177
Investing activities	(307,398)	(612,111)	(273,687)	(1,235,438)	(1,793,046)
Financing activities	(808,252)	(634,258)	(912,728)	(154,343)	201,320

Operating Data:
Sales volume (thousands of tons):
Gruma Corporation (corn flour, tortillas and other)(5)	856	899	979	1,088	1,275
GIMSA (corn flour, tortillas, and other)(5)	1,451	1,397	1,406	1,448	1,582
Gruma Venezuela (corn flour, wheat flour and other)	458	454	518	504	480
Molinera de México (wheat flour)	489	536	575	460	474
Gruma Centroamérica (corn flour and other)(5)	140	139	144	154	178
Production capacity (thousands of tons):
Gruma Corporation (corn flour and tortillas)	1,335	1,346	1,394	1,548	1,661
GIMSA (corn flour, tortillas, and other)(6)	2,345	2,345	2,345	2,408	2,801
Gruma Venezuela (corn flour, wheat flour, and other)(7)	792	792	792	786	764
Molinera de México (wheat flour)	717	717	717	717	801
Gruma Centroamérica (corn flour and other)	181	217	217	220	264
Number of employees	15,585	14,887	15,104	15,727	16,582

(1)
Other items include extraordinary items, equity in earnings of associated companies and gain from sale of subsidiaries and associated companies' common stock.

(2)
Based upon weighted average of outstanding shares of our common stock (in thousands), as follows: 433,235 shares for the year ended December 31, 2001; 446,202 for the year ended December 31, 2002; 445,098 shares for the year ended December 31, 2003; 450,306 shares for the year ended December 31, 2004 and 451,446 shares for the year ended December 31, 2005.

(3)
Short-term debt consists of bank loans and the current portion of long-term debt. Long-term debt consists of debentures and bank loans.

(4)
Total stockholders' equity includes minority interests as follows: Ps.2,711 million at December 31, 2001; Ps.2,783 million at December 31, 2002; Ps.2,853 million at December 31, 2003; Ps.2,868 million at December 31, 2004 and Ps.2,862 million at December 31, 2005.

(5)
Net of intercompany transactions.

(6)
Includes 243,000 tons of temporarily idled production capacity at December 31, 2005.

(7)
Includes 95,604 tons of temporarily idled production capacity at December 31, 2005.

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

        Pursuant to Mexican law and our bylaws, the declaration, amount and payment of dividends are determined by a majority vote of the holders of the outstanding shares represented at a duly convened shareholders' meeting. The amount of any future dividend would depend on, among other things, operating results, financial condition, cash requirements, losses for prior fiscal years, future prospects, the extent to which debt obligations impose restrictions on dividends and other factors deemed relevant by the board of directors and the shareholders.

        In addition, under Mexican law, companies may only pay dividends:

  •
  from earnings included in year-end financial statements that are approved by shareholders at a duly convened meeting;

  •
  after any existing losses applicable to prior years have been made up or absorbed into capital;

  •
  after at least 5% of net profits for the relevant fiscal year have been allocated to a legal reserve until the amount of the reserve equals 20% of a company's paid-in capital stock; and

  •
  after shareholders have approved the payment of the relevant dividends at a duly convened ordinary shareholders' meeting.

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

        The ability of our subsidiaries to make distributions to us is limited by the laws of each country in which they were incorporated and by their constitutive documents. For example, our ability to repatriate dividends from Gruma Venezuela may be adversely affected by exchange controls and other recent events. See "Item 3. Risk Factors—Risks Related to Venezuela—Venezuela Presents Significant Economic Uncertainty and Political Risk." In the particular case of Gruma Corporation, our principal U.S. subsidiary, its ability to pay dividends is subject to financial covenants contained in some of its debt and lease agreements, including covenants which limit the amount of dividend payments. Upon the occurrence of any default or event of default under these credit and lease agreements, Gruma Corporation generally is prohibited from making any dividend or other payments. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness."

        We did not pay dividends in 2000, 2001 or 2002. During 2006, 2005, 2004 and 2003, we paid dividends to shareholders, in nominal terms, of Ps.410 million, Ps.359 million, Ps.315 million, and Ps.287 million, respectively. In pesos of constant purchasing power as of December 31, 2005, the dividends paid or payable to shareholders in 2005, 2004 and 2003 amounted to Ps.367 million, Ps.337 million and Ps.319 million.

Exchange Rate Information

        Mexico has had a free market for foreign exchange since 1991. Prior to December 1994, the Mexican central bank (Banco de México) kept the peso-U.S. dollar exchange rate within a range prescribed by the government through intervention in the foreign exchange market. In December 1994, the government suspended intervention by Banco de México and allowed the peso to float freely against the U.S. dollar. The peso declined during the period from 1994 through 1998, at times in response to events outside of Mexico, but was relatively stable in 1999, 2000 and 2001. In late 2001 and early 2002, the Mexican peso appreciated considerably against the U.S. dollar and, more strongly, against other foreign currencies. From the second quarter of 2002 and until the end of 2003, the Mexican peso depreciated in value. From the beginning of 2004 to date in 2006, the Mexican peso has been relatively stable, ranging from 10.41 to 11.63. There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate in the future.

        The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been restated in constant currency units.

	Noon Buying Rate (Ps. Per U.S.$)
Year
	High(1)		Low(1)		Average(2)		Period End
2001	Ps.	9.9720	Ps.	8.9460	Ps.	9.3255	Ps.	9.1560
2002		10.4250		9.0005		9.7458		10.4250
2003		11.4063		10.1130		10.8460		11.2420
2004		11.6350		10.8050		11.2900		11.1540
2005		11.4110		10.4135		10.8940		10.6275
2006 (through June 14)		11.4600		10.4315		10.9382		11.4600
December 2005		10.7725		10.4135		10.6270		10.6275
January 2006		10.6430		10.4369		10.5420		10.4400
February 2006		10.5286		10.4315		10.4840		10.4542
March 2006		10.9475		10.4620		10.7490		10.8980
April 2006		11.1600		10.8560		11.0490		11.0890
May 2006		11.3050		10.8410		11.0910		11.2880
June 2006(3)		11.4600		11.2820		11.3700		11.4600

(1)
Rates shown are the actual low and high, on a day-by-day basis for each period.

(2)
Average of month-end rates.

(3)
Through June 14, 2006.

        On June 14, 2006, the noon buying rate for pesos was Ps.11.46 to U.S.$1.00.

RISK FACTORS

Risks Relating to Mexico

Our Business Operations Could Be Affected by Economic Conditions in Mexico

        We are a Mexican company with a significant portion of our consolidated assets located in Mexico and 32% of our consolidated net sales derived from our Mexican operations. As a result, Mexican economic conditions could impact our sales and profitability.

        In December 1994, Mexico experienced an economic crisis characterized by exchange rate instability and significant devaluation of the peso, increased inflation, high domestic interest rates, a substantial outflow of capital, negative economic growth, reduced consumer purchasing power and high unemployment. In addition, the financial crises in 1998 and early 1999 in Asia, Russia and Latin America resulted in instability in the foreign exchange markets and international financial markets. These events resulted in limited liquidity for the Mexican government and for local corporations as well as an increase in interest rates in Mexico. Civil and political unrest in Venezuela or elsewhere could produce similar results. See "—Adverse Developments in Other Emerging Market Countries May Affect Mexico or the Price of Our Securities." Although the Mexican economy declined by 0.3% in 2001, the Mexican economy grew by 0.9% in 2002, by 1.3% in 2003, by 4.4% in 2004, by 3.0% in 2005 and by an annualized rate of 5.5% in the first quarter of 2006.

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

        Mexican presidential elections and congressional elections are scheduled for July 2, 2006. No political party in Mexico has a majority in the Congress or Senate. The lack of a majority party in the legislature, the lack of alignment between the legislature and the president and any changes that result from the presidential and congressional elections could result in instability or deadlock and prevent the timely implementation of economic reforms, which in turn could have a material adverse effect on Mexican economic policy and on our business.

        In the case of our sales of corn flour, governmental policies have affected us negatively in the past and may continue to do so in the future. The elimination of the tortilla subsidy for consumers, coupled with certain government's decisions reduced sales and hurt profits in 1999. Currently, the Mexican government issues corn import permits to various parties, including corn traders, typically based upon the availability of domestic corn, which contributes to the availability and stability of domestic corn prices. However, in the past, particularly during election years, the Mexican government has increased the number of corn import permits, which had the effect of driving down the price of domestic corn, and consequently, reducing sales of corn flour. So far, despite this being an election year, the Mexican government has not implemented any policy aimed at increasing the number of import permits. We currently depend on corn import permits to ensure an adequate supply of corn in low-corn producing regions of the country. We believe that a shortage of corn imports would currently have a greater adverse impact on our results of operations than a surplus in the number of corn imports. In the past, we have been able to obtain sufficient corn import permits to satisfy our corn requirements. Nevertheless, we cannot assure you that the Mexican government will not take actions that could adversely affect us. See "Item 4. Information on the Company—Regulations."

        The level of environmental regulations and enforcement in Mexico has increased in recent years. In the past, the Comisión Nacional del Agua ("National Water Commission" or "CNA"), has brought enforcement proceedings against us for fees arising from our alleged water discharges from five of our facilities in Mexico. Of such actions, only one is unresolved. The other proceedings have been resolved favorably. We cannot assure you that that further actions of this type will not be brought against us. We expect the trend toward greater environmental regulation and enforcement to continue and to be accelerated by international agreements between Mexico and the United States. The promulgation of new environmental regulations or higher levels of enforcement may adversely affect us. See "Item 8. Financial Information—Legal Proceedings".

Devaluations of the Mexican Peso Affect our Financial Performance

        As of December 31, 2005, 94% of our debt obligations were denominated in U.S. dollars. We generate 50% of our revenues in U.S. dollars, which in 2005 represented 191% of our then outstanding debt obligations. While the dollar revenues we earn may act as a natural hedge for part of our dollar-denominated debt obligations, we have not entered into derivative contracts to hedge our foreign currency risk with respect to the outstanding principal amounts of our debt. As of June 15, 2006 we had exchange rate forward contracts for only part of the interest payments due in 2006 and 2007 on our US$300 million 7.75% perpetual bond, for an aggregate notional amount of U.S.$15.3 million at an average exchange rate of Ps.11.8205 per U.S. dollar. Therefore, we remain exposed to foreign exchange risks that could affect our ability to meet our obligations and result in foreign exchange losses on our dollar-denominated obligations.

        We posted net foreign exchange losses of Ps.181 million in 2003, Ps.50 million in 2004 and Ps.51 million in 2005. Any significant decrease in the value of the peso relative to the U.S. dollar in the near term may have an adverse effect on our liquidity and on our ability to meet our dollar-denominated debt obligations.

High Levels of Inflation and High Interest Rates in Mexico Could Adversely Affect the Business Climate in Mexico and our Financial Condition and Results of Operations

        Mexico has experienced high levels of inflation in the past. The annual rate of inflation, as measured by changes in the National Consumer Price Index, was 3.98% for 2003, 5.19% for 2004 and 3.3% for 2005. From January through May 2006, the inflation rate was 0.56%. On June 14, 2006, the 28-day CETES rate was 7.02%. While the substantial part of our debt is dollar-denominated at this time, high interest rates in Mexico may adversely affect the business climate in Mexico generally and our financing costs in the future and thus our financial condition and results of operations.

Developments in Other Countries Could Adversely Affect the Mexican Economy, the Market Value of Our Securities and Our Results of Operations

        The Mexican economy may be, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors' reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers. In recent years, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States. Therefore, adverse economic conditions in the United States could have a significant adverse effect on the Mexican economy. In addition, in the past, economic crises in Asia, Russia, Brazil, Argentina and other emerging market countries adversely affected the Mexican economy.

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

Differences Between Mexican GAAP and U.S. GAAP May Have an Impact on the Presentation of Our Financial Information

        Our annual audited consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in some significant respects from U.S. GAAP. Financial results reported using Mexican GAAP may differ substantially from those results that would have been obtained using U.S. GAAP. We are required, however, to file an annual report on Form 20-F containing financial statements reconciled to U.S. GAAP, although this filing only contains year-end financial statements reconciled to U.S. GAAP for our three most recent fiscal years. See Note 22 to our audited consolidated financial statements.

Risks Relating to Our Company

Fluctuations in the Cost and Availability of Corn and, to a Lesser Extent, Wheat May Affect Our Financial Performance

        Our financial performance may be affected by the price and availability of corn and, to a lesser extent, wheat and wheat flour as each raw material represented 27%, 12% and 7% of our cost of sales in 2005, respectively. Mexican and world markets have experienced periods of either over-supply or shortage of corn and wheat, some of which have caused adverse effects on our results of operations. Because of this volatility and price variations, we may not always be able to pass along our increased costs to our customers in the form of price increases. We cannot always predict whether or when shortages or over-supply of corn and wheat will occur. In addition, as described above, future Mexican or other countries' governmental actions could affect the price and availability of corn and wheat. Any adverse developments in domestic and international corn and wheat markets could have a material adverse effect upon our business, financial condition, results of operations and prospects.

The Presence of Genetically Modified Corn and Wheat in Our Products May Have a Negative Impact on Our Sales, Profits or Stock Price

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

        In recent years, various claims have been alleged, mostly in the United States and the European Union, that genetically modified foods are unsafe for human consumption, pose risks of damage to the environment and create legal, social and ethical dilemmas. Some countries, particularly in the European Union, have instituted a partial limitation on the import of grain produced from genetically modified seeds. Some countries have imposed labeling requirements and traceability obligations on genetically modified agricultural and food products, which may affect the acceptance of these products. To the extent that we may be perceived to be a seller of genetically modified foods, this may have a significant negative impact on our sales, profits or stock price or may force us to pay a premium for non-genetically modified foods.

Downgrades of Our Debt May Increase Our Financing Costs or Otherwise Adversely Effect Us or Our Stock Price

        We are currently rated BBB- by Standard & Poor's and by Fitch and Ba1 by Moody's. Any downgrade or changes in outlook could cause our costs with respect to new debt to increase which could ultimately affect our stock price.

Regulatory Developments May Adversely Affect Our Business

        We are subject to regulation in each of the territories in which we operate. The principal areas in which we are subject to regulation are health, environmental, labor, taxation and antitrust. The adoption of new laws or regulations in the countries in which we operate may increase our operating costs or impose restrictions on our operations which, in turn, may adversely affect our financial condition, business and results of operations. Further changes in current regulations may result in an increase in compliance costs, which may have an adverse effect on our future results of operations or financial condition.

Risks Relating to Venezuela

Venezuela Presents Significant Economic Uncertainty and Political Risk, Which May in the Future Have an Adverse Impact on Our Operations and Financial Performance

        Our operations in Venezuela accounted for approximately 10% of our net sales in 2005. The current president, Hugo Chávez, was elected in December 1998. The new constitution, brought into force in December 1999, required new elections, which were held on July 20, 2000. Chávez was re-elected for a six-year term. His election, as a candidate of the Movimiento Quinta República, or MVR, represents a radical disenfranchisement of the Venezuelan population from traditional political parties. Subsequent congressional elections failed to result in the MVR gaining decisive control of the legislative body. Therefore, it is difficult to determine the nature of new policies this administration will continue to adopt. Venezuela's next presidential election is scheduled for December, 2006. Our financial condition and results of operations may be adversely affected by such policies.

        In recent years, political instability and civil unrest have plagued Venezuela. The severe civil and political unrest in Venezuela presents a risk to our business that we cannot control and that cannot be accurately measured or estimated. As a result of the nation-wide general strike that took place from early December 2002 to February 2003, Gruma Venezuela temporarily suspended operations for a total of approximately 14 days during such period. In response to such strike and in an effort to shore up the economy and control inflation, Venezuelan authorities imposed foreign exchange and price controls in early 2003. Foreign exchange controls could limit our ability to convert bolívares (the Venezuelan currency) into other currencies and transfer funds out of Venezuela. On February 5, 2003, the Venezuelan government set a single fixed exchange rate for the bolívar against the U.S. dollar of 1,600.00 bolívares to U.S.$1.00. Thereafter, on February 6, 2004, the Venezuelan government set a new single fixed exchange rate for the bolívar against the U.S. dollar of 1,920.00 bolívares to U.S.$1.00. In March 2, 2005, the Venezuelan government set a new single fixed exchange rate for the bolívar against the U.S. dollar of 2,150.00 bolívares to U.S.$1.00. On February 11, 2003, the Venezuelan government established price controls on products such as corn flour and wheat flour, which could limit our ability to raise prices to offset higher raw material costs. Our financial condition and results of operations could be adversely affected due to the fact that (i) portion of our sales are denominated in bolívares, (ii) Gruma Venezuela produces products that are subject to price controls, (iii) part of our sales depend on centralized government procurement policies for its social welfare programs, and (iv) we may have difficulties repatriating dividends from Gruma Venezuela and importing some of our raw material requirements because of the foreign exchange controls. In the case of some of our raw materials, we may also face increasing costs due to the implementation of import tariffs.

Risks Relating to the United States

We May Be Unable to Maintain Our U.S. Profit Margin in the Face of a Consolidated Retail Environment

        Net sales in the U.S. constituted 50% of our total sales in 2005. As the retail grocery trade continues to consolidate and our retail customers grow larger and become more sophisticated, our retail customers could demand lower pricing and increased promotional programs. There is a risk that we will not be able to maintain our U.S. profit margin in this environment.

Risks Related to Our Controlling Shareholders and Capital Structure

Holders of ADSs May Not Be Able to Vote at our Shareholders' Meetings

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

Holders of ADSs Are Not Entitled to Attend Shareholder Meetings, and They May Only Vote Through the Depositary

        Under Mexican law, a shareholder is required to deposit its shares with a Mexican custodian in order to attend a shareholders' meeting. A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to attend shareholders' meetings. A holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs, in accordance with procedures provided for in the deposit agreement, but a holder of ADSs will not be able to vote its shares directly at a shareholders' meeting or to appoint a proxy to do so. In addition, such voting instructions may be limited to matters enumerated in the agenda contained in the notice to shareholders and with respect to which information is available prior to the shareholders' meeting.

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

        We are under no obligation to, and there can be no assurance that we will, file a registration statement with the SEC to allow holders of our shares through ADSs in the United States to participate in a preemptive rights offering. In addition, under current Mexican law, sales by the ADS depositary of preemptive rights and distribution of the proceeds from such sales to the holders of our shares through ADSs is not possible. As a result, the equity interest of holders of our shares through ADSs would be diluted proportionately and such holders may not receive any economic compensation. See "Item 10. Additional Information—Bylaws—Preemptive Rights."

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

We Have Significant Transactions With Affiliates That Could Create Potential Conflicts of Interest

        We hold approximately 10.9% of the capital stock of Grupo Financiero Banorte, S.A. de C.V. or GFNorte, a Mexican financial institution. In the normal course of business, we may obtain financing from GFNorte's subsidiaries at market rates and terms. For the past four and a half years, the highest outstanding loan amount was Ps.162 million (in nominal terms) with an interest rate of 8.9%.

        We purchase some of our inventory ingredients from our shareholder and associate Archer-Daniels-Midland Company, or Archer-Daniels-Midland. During 2003, 2004 and 2005, we purchased U.S. $111 million, U.S.$103 million and US$105 million of inventory ingredients, respectively, from Archer-Daniels-Midland. Transactions with affiliates may create the potential for conflicts of interest. See "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions."

Exchange Rate Fluctuations May Affect the Value of Our Shares

        Fluctuations in the exchange rate between the Peso and the U.S. Dollar will affect the U.S. Dollar value of an investment in our shares and of dividend and other distribution payments on those shares. See "Item 3. Key Information—Exchange Rate Information."

Our Bylaws Restrict the Ability of Non-Mexican Shareholders to Invoke the Protection of Their Governments With Respect to Their Rights as Shareholders

        As required by Mexican law, our bylaws provide that non-Mexican shareholders shall be considered as Mexican in respect of their ownership interests in Gruma, S.A. de C.V. and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of its own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder's rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in Gruma, S.A. de C.V. If you invoke such governmental protection in violation of this agreement, your shares could be forfeited to the Mexican government.

Our Controlling Shareholder Exerts Substantial Control Over Our Company

        As of April 27, 2006, Roberto González Barrera and his family controlled directly or indirectly approximately 52.1% of our outstanding shares. Consequently, Mr. González Barrera and his family have the power to elect the majority of our directors and to determine the outcome of most actions requiring approval of our stockholders, including the declaration of dividends. The interests of Mr. González Barrera and his family may differ from those of our other shareholders. Mr. González Barrera and his family's holdings are described under "Item 7. Major Shareholders and Related Party Transactions—Major Shareholders."

        Mr. González Barrera has pledged part of his shares in our company to secure some of his borrowings. If there is a default and the lenders enforce their rights against any or all of these shares, Mr. González Barrera and his family could lose control over us and a change of control could result. In addition, this could trigger a default in one of our credit agreements and have a material adverse effect upon our business, financial condition, results of operations and prospects. For more information about this pledge, see "Item 7. Major Shareholders and Related Party Transactions."

Archer-Daniels-Midland, Our Strategic Partner, Has Influence Over Some Corporate Decisions; Our Relationship With Archer-Daniels-Midland Could Become Adverse and Hurt Our Performance

        Archer-Daniels-Midland owns, directly or indirectly, approximately 27.13% of our outstanding shares. However, a portion of such interest is held through a Mexican corporation jointly owned with

Mr. González Barrera, who has the sole authority to determine how those shares are voted. Thus, Archer-Daniels-Midland only has the right to vote 22% of our outstanding shares. In addition, Archer-Daniels-Midland has the right to nominate two of the 15 members of our board of directors and their corresponding alternates. Subject to certain requirements under Mexican law, Archer-Daniels-Midland may also: initiate civil lawsuits against members of the board of directors, members of the audit committee, and statutory auditors for breach of duty; appoint a statutory auditor; judicially oppose resolutions adopted at shareholder meetings; request the deferral of any vote regarding an issue about which it does not believe it has been sufficiently informed. As a result, Archer-Daniels-Midland may influence the outcome of actions requiring the approval of our shareholders or our board of directors. Mr. González Barrera and Archer-Daniels-Midland have also granted each other rights of first refusal in respect of their shares in our company, subject to specified conditions.

        Archer-Daniels-Midland owns, directly or indirectly, a 40% interest in Molinera de México, S.A. de C.V., or Molinera de México, and 20% in Azteca Milling, L.P., or Azteca Milling. Upon completion of a series transactions which commenced in April 2006 and are expected to be completed by October 2007, ADM will own a 3% interest in Molinos Nacionales, C.A. (MONACA), or MONACA and 3% interest in Derivados de Maíz Seleccionado, DEMASECA,C.A. or DEMASECA. For more information regarding these transactions, please see "Item 4. Information on the Company—Business Overview—Gruma Venezuela". These subsidiaries account for 30% of our revenue. Although we own a majority ownership interest in these subsidiaries, in each of Azteca Milling and Molinera de México we are required to obtain the consent and cooperation of Archer-Daniels-Midland with respect to certain matters in order to increase our capital expenditures and to implement and expand upon our business strategies.

        We cannot assure you that our relationships with Archer-Daniels-Midland will be harmonious and successful. Disagreements with Archer-Daniels-Midland could affect the execution of our strategy and, as a result, we may be placed at a competitive disadvantage.

Our Antitakeover Protections May Deter Potential Acquirors

        Certain provisions of our bylaws could make it substantially more difficult for a third party to acquire control of us. These provisions in our bylaws may discourage certain types of transactions involving the acquisition of our securities. These provisions could discourage transactions in which our shareholders might otherwise receive a premium for their shares over the then current market price. Holders of our securities who acquire shares in violation of these provisions will not be able to vote, or receive dividends, distributions or other rights in respect of, these securities and would be obligated to pay us a penalty. For a description of these provisions, see "Additional Information—Bylaws—Antitakeover Protections."

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

  •
  after at least 5% of net profits for the relevant fiscal year have been allocated to a legal reserve until the amount of the reserve equals 20% of a company's paid-in capital stock; and

  •
  after shareholders have approved the payment of the relevant dividends at a duly convened meeting.

        In addition, Gruma Corporation is subject to covenants in some of its debt and lease agreements which partially restrict the amount of dividends that can be paid, limit advances or loans to us, and require the maintenance of specified financial ratios and balances. For additional information concerning these restrictions on inter-company transfers, see "Item 3. Key Information—Dividends" and "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources."

        We own approximately 83.2% of the outstanding shares of Grupo Industrial Maseca, S.A. de C.V., or GIMSA, 91.95% of MONACA, 50% of DEMASECA DEMASECA, 80% of Azteca Milling, L.P. (through Gruma Corporation), 60% of Molinera de México, S.A. de C.V. and 10.9% of Grupo Financiero Banorte, or GF Norte. Upon completion of a series transactions which commenced in April 2006 and are expected to be completed by October 2007, we will own a 57% interest in both MONACA and DEMASECA. For more information regarding these transactions, please see "Item 4. Information on the Company—Business Overview—Gruma Venezuela". Accordingly, we are entitled to receive only our pro rata share of any of these subsidiaries' dividends.

        Our ability to repatriate dividends from Gruma Venezuela may be adversely affected by exchange controls and other recent events. See "Item 3. Risk Factors—Risks Related to Venezuela—Venezuela Presents Significant Economic Uncertainty and Political Risk."

ITEM 4.    Information on the Company.

HISTORY AND DEVELOPMENT

        Gruma, S.A. de C.V. is a corporation (sociedad anónima de capital variable) registered in Monterrey, Mexico under the Ley General de Sociedades Mercantiles, or the Mexican Companies Law on December 24, 1971 with a corporate life of 99 years. Our full legal name is Gruma, S.A. de C.V., but we are also known by our commercial names: Gruma and Maseca. The address of our principal executive office is Calzada del Valle. 407 Ote, Colonia del Valle, San Pedro Garza García, Nuevo León, 66220 México and our telephone number is (52 81) 8399-3300. Our legal domicile is Monterrey, Nuevo León, México.

        We were founded in 1949, when Roberto González Barrera, the Chairman of our board of directors started producing and selling corn flour in Northeastern Mexico as an alternative ingredient in producing tortillas. Prior to our founding, all corn tortillas were made using a rudimentary process. We believe that the preparation of tortillas using the corn flour method presents major advantages, including greater efficiency and higher quality, which make tortillas consistent and readily available. The corn flour process has been a significant impetus for growth, resulting in expanding corn flour and tortilla production and sales throughout Mexico, the United States, Central America, Venezuela, Europe, Asia and Oceania. In addition, we have diversified our product mix to include wheat flour in Mexico and Venezuela.

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

  •
  In 1972, we entered the Central American market with our first operation in Costa Rica. Today, we have operations in Costa Rica, Guatemala, Honduras, El Salvador, Nicaragua and Ecuador.

  •
  In 1977, we entered the U.S. market. Our operations have grown to include products such as tortillas, corn flour and other tortilla related products.

  •
  From 1989 to 1995, we significantly increased our installed manufacturing capacity in the United States and in Mexico.

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

  •
  In 1996, we strengthened our position in the U.S. corn flour market through an association with Archer-Daniels-Midland, which currently owns approximately 27.13% of our shares. Through this association we combined our existing U.S. corn flour operations and strengthened our position in the U.S. corn flour market. This association also allowed us to enter the Mexican wheat flour market by acquiring a 60% ownership interest in Archer-Daniels-Midland's Mexican wheat flour operations.

  •
  From 1997 through 2000, we initiated a significant plant expansion program. During this period, we acquired or built wheat flour plants, corn flour plants, bread plants and/or tortilla plants in the United States, Mexico, Central America, Venezuela (acquisition of MONACA) and Europe.

  •
  From 2001 to 2003, as a result of our comprehensive review of our business portfolio and our focus on our core businesses, we sold our bread business.

  •
  In 2004, we acquired Ovis Boske, a tortilla company based in Holland, Nuova De Franceschi & Figli, a corn flour company based in Italy and a small tortilla plant in Las Vegas, Nevada. We continued to expand capacity and upgrade several of our U.S. operations, the most relevant of which was the expansion of a corn mill in Indiana. This expansion was completed during the second half of 2005.

  •
  In 2005, we began the construction of a tortilla plant in Pennsylvania, which has been operational since July 2005. We continued to expand capacity at existing plants. In addition, Gruma Corporation acquired part of the manufacturing assets of the Mexican food division of Cenex Harvest States or, CHS, which consisted of three tortilla plants located in New Brighton, Minnesota; Forth Worth, Texas; and Phoenix, Arizona. Gruma Corporation also acquired a small tortilla plant near San Francisco, California. In August, GIMSA acquired 100% of the capital stock of Agroindustrias Integradas del Norte and Agroinsa de México (together, and with their subsidiaries, Agroinsa), a group of companies based in Monterrey, Mexico engaged primarily in the production of corn flour and, to a lesser extent, wheat flour and other products.

  •
  In 2006, during the first quarter, we concluded the acquisitions of two small tortilla plants in Australia (Rositas Investments and Oz-Mex Foods), which will strengthen our presence in the Asia and Oceania markets. In April, we entered into a contract to sell a 40% stake in MONACA to our partners in DEMASECA. In conjunction with this transaction, we also agreed to purchase an additional 10% ownership interest in DEMASECA from our partners.

        We are continuously considering potential acquisitions which could improve our market share, profitability and fit into our overall strategy.

ORGANIZATIONAL STRUCTURE

        We are a holding company and conduct our operations through subsidiaries. The table below sets forth our principal subsidiaries.

Name of Company	Principal Markets	Jurisdiction of Incorporation	Percentage Owned(1)	Products/ Services
Mexican Operations
Grupo Industrial Maseca, S.A. de C.V. ("GIMSA")	Mexico	Mexico	83%	Corn flour, Tortillas, Other
Molinera de México, S.A. de C.V. ("Molinera de México")	Mexico	Mexico	60%	Wheat flour, Other
U.S., Europe, Asia and Oceania Operations
Gruma Corporation	United States Europe Asia Oceania	Nevada	100%	Packaged tortillas, Other tortilla related products, Other
Azteca Milling(2)	United States	Texas	80%	Corn flour
Central American Operation
Gruma Centroamérica, LLC.	Costa Rica, Honduras, Guatemala, El Salvador, Nicaragua, Ecuador	Nevada	100%	Corn flour, Packaged tortillas, Snacks, Hearts of palm, Rice
Venezuelan Operations(3)
Molinos Nacionales, C.A. (MONACA) ("MONACA")(4)	Venezuela	Venezuela	91.95%	Corn flour, Wheat flour, Other products
Derivados de Maíz Seleccionado, DEMASECA, C.A. ("DEMASECA")(4)	Venezuela	Venezuela	50%	Corn flour
Other Subsidiaries
Productos y Distribuidora Azteca, S.A. de C.V. ("PRODISA")	Mexico	Mexico	100%	Packaged tortillas, Other related products
Investigación de Tecnología Avanzada, S.A. de C.V. ("INTASA")	Mexico	Mexico	100%	Construction, Technology and Equipment operations

(1)
Percentage of equity capital owned by us directly or indirectly through subsidiaries.

(2)
A limited partnership between Gruma Corporation (80%) and Archer-Daniels-Midland (20%).

(3)
Together these subsidiaries are referred to as "Gruma Venezuela."

(4)
Upon completion of a series of transactions with our Venezuelan partners in DEMASECA, GRUMA will hold a 57% interest, ADM will hold a 3% interest and our partners will hold a 40% interest in both MONACA and DEMASECA. Such transactions are expected to be completed by October 2007. For more information regarding these transactions, please see "—Business Overview—Gruma Venezuela".

        Our subsidiaries accounted for the following percentages and amount of our net sales in millions of pesos of constant purchasing power as of December 31, 2005 for the years ended December 31, 2003, 2004 and 2005.

	Year ended December 31,
	2003		2004		2005
	In Millions of Pesos	Percentage of Net Sales	In Millions of Pesos	Percentage of Net Sales	In Millions of Pesos	Percentage of Net Sales
Gruma Corporation	Ps.10,608	46%	Ps.12,092	49%	Ps.14,089	53%
GIMSA	5,653	25	5,980	24	6,526	24
Gruma Venezuela	3,221	14	3,213	13	2,708	10
Molinera de México	2,165	9	1,948	8	1,880	7
Gruma Centroamérica	1,142	5	1,231	5	1,334	5
Others (and eliminations)	179	1	114	1	139	1

Association with Archer-Daniels-Midland

        We entered into an association with Archer-Daniels-Midland in September 1996. Archer-Daniels-Midland is one of the world's largest corn refiners, oil seed processors and flour millers and produces, processes, transports and exports agricultural products worldwide. Through our partnership we have improved our position in the U.S. corn flour market and gained an immediate presence in the Mexican wheat flour market.

        As a result of this association, we and Archer-Daniels-Midland combined our U.S. corn flour operations to form Azteca Milling, L.P., a limited partnership in which we hold indirectly, 80% and Archer-Daniels-Midland holds indirectly, 20%. We and Archer-Daniels-Midland agreed to produce and distribute corn flour in the United States exclusively through Azteca Milling. In addition, we acquired 60% of the capital stock of Archer-Daniels-Midland's wholly-owned Mexican wheat milling operations, Molinera de México, S.A. de C.V. Archer-Daniels-Midland retained the remaining 40%. We and Archer-Daniels-Midland agreed to produce and distribute wheat flour in Mexico exclusively through Molinera de México. As part of this agreement, we also received U.S.$258.0 million in cash and gained exclusivity rights from Archer-Daniels-Midland in specified corn flour and wheat flour markets. In return, Archer-Daniels-Midland received 74,696,314 of our newly issued shares, which represented at that time approximately 22% of our total outstanding shares and the right to designate two of the 15 members of our board of directors and their corresponding alternates. Currently, Archer-Daniels-Midland owns, directly and indirectly, approximately 27.13% of our outstanding shares. See "Item 3. Key Information—Risk Factors—Risks Relating to Our Controlling Shareholders and Capital Structure—Archer- Daniels-Midland, Our Strategic Partner, Has Influence Over Some Corporate Decisions." and "Item 10. Additional Information—Material Contracts—Archer-Daniels-Midland."

Capital Expenditures

        Our capital expenditures for 2003, 2004 and 2005 were U.S.$58 million, U.S.$115 million and U.S.$193 million, respectively. Our capital expenditures include investments in property, plant and equipment, acquisitions of new plants and brands and investments in common stock. In 2003, we spent U.S.$58 million on capital expenditures, primarily on capacity expansion and technology upgrades. Investments in 2004 were mainly applied to Gruma Corporation for the expansion of corn flour and tortilla capacity, including two small European acquisitions, the acquisition of a small tortilla plant in Las Vegas, Nevada and general facilities upgrades at our U.S. plants. Investments in 2005 were mainly applied to the construction of a new plant, expansions and upgrades of existing plants and several acquisitions, including the CHS (tortilla assets) and Agroinsa acquisitions. These investments were made to accommodate the continuous growth in our business. We have budgeted approximately U.S.$260 million for capital expenditures in 2006. A significant portion of such budget is intended to be used for additional capacity in Gruma Corporation. We anticipate financing these expenditures through our own cash flows and with the proceeds from our January 2006 equity offering. This capital expenditures budget does not include any potential acquisitions.

        During the first quarter of 2006, we spent approximately U.S.$42 million on capital expenditures. Most of these investments were applied to the continued capacity expansion at Gruma Corporation and to a lesser extent, capacity expansions in GIMSA and the acquisition of two tortilla companies in Australia. For more information on capital expenditures please refer to the discussion of the specific subsidiary.

        We continue to analyze the Asia and Oceania markets, where we believe there is growth potential. Our investment in our first plant in China is expected to be approximately U.S.$20 million. We expect this plant to be operational by the end of 2006. This plant, together with the two tortilla plants in Australia, will enable the company to better serve the Asia and Oceania markets.

        The following table sets forth the aggregate amount of our capital expenditures during the periods indicated.

	Year ended December 31,
	2003	2004	2005
	(in millions of U.S. dollars(1))
Gruma Corporation	$38.2	$93.2	$88.0
GIMSA	7.2	5.4	69.6
Gruma Venezuela	3.5	7.9	17.2
Molinera de México	3.6	5.4	1.8
Gruma Centroamérica	0.0	0.0	3.9
Others and eliminations	5.0	2.9	12.7

Total consolidated	$57.5	$114.8	$193.2

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

        For more information on capital expenditures for each subsidiary, please see the sections entitled "Operation and Capital Expenditures" under the relevant sections below.

BUSINESS OVERVIEW

        We believe we are one of the largest corn flour and tortilla producers and distributors in the world based upon revenue and sales volume. We also believe we are one of the leading producers and distributors of corn flour and tortillas in the United States, one of the leading producers of corn flour and wheat flour in Mexico and one of the leading producers of corn flour and wheat flour in Venezuela, based upon revenue and sales volumes. We believe that we are also one of the largest producers of corn flour and tortillas in Central America, and one of the largest tortilla producers in Europe and Australia based upon revenue and sales volume.

        Our focus has been and continues to be the efficient and profitable expansion of our core business—corn flour, tortilla, and wheat flour production. We pioneered the dry corn flour method of tortilla production, which offers several advantages over the centuries-old traditional wet corn dough method. These advantages include higher production yields, reduced production costs, more uniform quality and longer shelf life. The corn flour method of production offers significant opportunities for growth. Using our technology and know-how, we expect to encourage tortilla and tortilla chip producers in the United States, Mexico, Central America,, and elsewhere to convert to the corn flour method of tortilla and tortilla chip production. Additionally, we expect to increase the presence of our other core businesses, including packaged tortillas in the United States, Mexico, Central America, Europe, Asia and Oceania, and wheat flour in Mexico and Venezuela.

        The following table sets forth our revenues by geographic market for years ended December 31, 2003, 2004 and 2005.

	Year ended December 31,
	2003		2004		2005
	(in millions of Pesos of constant purchasing power as of December 31, 2005)
United States and Europe	Ps.	10,608	Ps.	12,092	Ps.	14,089
Mexico		7,997		8,042		8,545
Venezuela		3,221		3,213		2,708
Central America		1,142		1,231		1,334

Total	Ps.	22,968	Ps.	24,578	Ps.	26,676

Strategy

        Our strategy for growth is to focus on our core business—the manufacturing of tortillas, corn flour and wheat flour—and to capitalize upon our leading positions in the corn flour and tortilla industries. We have taken advantage of the increasing popularity of Mexican food and, more importantly, tortillas in the U.S., Europe, Asia and Oceania. We have also taken advantage from the adoption of tortillas by the U.S. general market and by Europeans for the preparation of different recipes other than Mexican food, and from the flexibility of our wraps and new product concepts we have launched such as low-fat, carb-balance and multigrain. We are continuously considering potential acquisitions which could improve our market share, profitability and fit into our overall strategy. Our strategy includes the following key elements:

        Expand in the Growing Retail and Food Service Tortilla Markets in New Regions in the United States: We believe that the size and growth of the U.S. retail and food service tortilla markets offer significant opportunities for expansion.

        Expand in the Growing Tortilla Markets in Europe, Asia and Oceania:    We believe that new markets in other continents such as Europe, Asia and Oceania offer us significant opportunities. We believe our acquisitions in Europe will enable us to better serve markets in Europe and in the Middle East through stronger vertical integration, improvements in logistical efficiencies, and enhanced knowledge of our local markets. In Asia, we have established a presence by exporting our products to major customers in the region and are investing in our first plant in China, which is expected to be operational during the fourth quarter of 2006. Our presence in China will enable us to offer our customers fresh products and respond more quickly to their needs. We have also strengthened our presence in Oceania with the recent acquisition of two tortilla plants in Australia. We will continue to evaluate ways to profitably expand into these rapidly growing markets.

        Continue the Process of Establishing Gruma Corporation's MISSION® and Guerrero Tortilla Brands as the First and Second National Brands in the United States: We intend to achieve this by increasing our efforts at building brand name recognition and by further expanding and utilizing Gruma Corporation's distribution network, first in Gruma Corporation's existing markets, where we believe there is potential for further growth, and second, in regions where Gruma Corporation currently does not have a significant presence but where we believe strong demand for tortillas already exists.

        Encourage Transition from Traditional Cooked-Corn Method to Corn Flour Method:    We pioneered the dry corn flour method of tortilla production, which offers several advantages over the centuries-old traditional wet corn dough method. We continue to view the transition from the traditional method to the corn flour method of making tortillas and tortilla chips as the primary opportunity for increased corn flour sales. We will continue to encourage this transition through improving customer service, advertising and promoting principally our MASECA® brand corn flour, as well as leveraging off of our manufacturing capacity and distribution networks in Mexico, the United States, Central America, Venezuela and Europe. In addition, we see as an opportunity the fact that corn flour is more environmentally friendly than the traditional method.

        Continually Improve Service and Quality of Our Products to Customers and Consumers: We continue to develop customer relationships by ensuring that our customer-service and sales representatives develop an intimate knowledge of their clients' businesses and by working with clients to help them improve their products, services, and sales to their consumers. We continuously work to improve service and the quality of our products to consumers, raise consumer awareness of our products, and stay informed of our consumers' preferences.

U.S., Europe, Asia and Oceania Operations

Overview

        We conduct our United States, Europe, Asia and Oceania operations principally through our subsidiary Gruma Corporation, which manufactures and distributes corn flour, packaged tortillas, corn chips and related products. Gruma Corporation commenced operations in the United States in 1977, initially developing a presence in certain major tortilla consumption markets by acquiring small tortilla manufacturers and converting their production processes from the traditional "wet corn dough" method to our dry corn flour method. Eventually, we began to build our own state-of-the-art tortilla plants in certain major tortilla consumption markets. We have vertically integrated our operations by (1) building corn flour and tortilla manufacturing facilities, (2) establishing corn purchasing operations, (3) launching marketing and advertising campaigns to develop brand name recognition, (4) expanding distribution networks for corn flour and tortilla products, and (5) using our technology to design and build proprietary corn flour, tortilla and tortilla chip manufacturing machinery.

        In September 1996, we combined our U.S. corn flour milling operations with Archer-Daniels-Midland's corn flour milling operations into a newly formed limited partnership, known as Azteca Milling, L.P., in which Gruma Corporation holds an 80% interest.

        During 2000, Gruma Corporation opened its first European tortilla plant in Coventry, England, initiating our entry into the European market. During 2004 Gruma Corporation concluded two small acquisitions in Europe, a tortilla plant in Holland and a 51% ownership of a corn flour plant in Italy in an effort to strengthen our presence in that region. During 2006, Gruma Corporation acquired two small tortilla plants in Australia and will open a tortilla plant in China.

Gruma Corporation

        Gruma Corporation operates primarily through its Mission Foods division, which produces tortillas and related products, and Azteca Milling, L.P., a limited partnership between Gruma Corporation (80%) and Archer-Daniels-Midland (20%) which produces corn flour. We believe Gruma Corporation is one of the leading manufacturers and distributors of packaged tortillas and related products throughout the United States, Europe, Asia and Oceania through its Mission Foods division. We believe Gruma Corporation is also one of the leading producers of corn flour in the United States through its Azteca Milling division.

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

        Sales and Marketing.    Mission Foods serves both retail and food service customers. Retail customers, which represent most of our business, include supermarkets, mass merchandisers and smaller independent stores. Our food service customers include major chain restaurants, food service distributors, schools, hospitals and the military.

        In the tortilla market, Mission Foods' current marketing strategy is to increase market penetration by increasing consumer awareness of tortilla products in general, to expand into new regions and to focus on product innovation and consumer and customer needs. Mission Foods promotes its products primarily through cooperative advertising programs with supermarkets as well as radio and television advertising, targeting both Hispanic and non-Hispanic populations, although advertising on non-Hispanic television is more limited. We believe these efforts have contributed to greater consumer awareness. Mission Foods also targets food service companies and works with restaurants, institutions and distributors to address their individual needs and provide them with a full line of products. Mission Foods continuously attempts to identify new customers and markets for its tortillas and related products in the United States, and more recently Europe, Asia and Oceania.

        Azteca Milling distributes approximately 39% of the corn flour it produces to Mission Foods' plants throughout the United States and Europe. Azteca Milling's third-party customers consist largely of other tortilla manufacturers, corn chip producers, and retail customers. Azteca Milling sells corn flour in various quantities, ranging from four-pound retail packages to bulk railcar loads.

        We anticipate continued growth in the U.S. market for corn flour, tortillas, and related products. In dollar terms, Gruma Corporation's net sales have increased at a compounded annual rate of 12.1% between 2001 and 2005. We believe that the growing consumption of Mexican-style foods by non-Hispanics will continue to increase demand for tortillas and tortilla related products. Also influential is the fact that tortillas are no longer solely used as Mexican food, for example, the use of tortillas for wraps, which will continue to increase demand for tortillas. Growth in recent years in the corn flour market is attributable to this increase of corn tortilla and tortilla chip consumption in the U.S. market as well as the conversion of tortilla and tortilla chip producers from the wet corn dough process to our dry corn flour method, the increase of Hispanic population, higher retail sales, the adoption of tortillas and tortilla chips by the general market, and stronger and increased distribution.

        Competition and Market Position.    We believe the tortilla market is highly fragmented, regional in nature and extremely competitive. Mission Foods' main competitors are hundreds of tortilla producers, who manufacture locally or regionally and tend to be sole proprietorships. In addition, a few large companies have tortilla manufacturing divisions that compete with Mission Foods, for example, Tyson,

Bimbo, and General Mills. We believe Mission Foods is one of the leading manufacturers and distributors of packaged tortillas and related products throughout the United States and Europe.

        Competitors within the corn flour milling industry include corn flour milling divisions of large companies, such as Cargill and Minsa. Azteca Milling competes with these corn flour manufacturers in the United States primarily on the basis of superior quality, technical support, customer service and brand recognition. However, we believe there is great potential for growth by converting tortilla and tortilla chip manufacturers that still use the traditional method to our corn flour method. We believe Azteca Milling is one of the leading producers of corn flour in the United States.

        We believe there is a significant growth potential for tortillas in Europe. Approximately two-thirds of our production is allocated to co-packing and private label, while the remaining one-third is for foodservice. We believe we are one of the largest tortilla producers in Europe, and our main competitor in Europe is General Mills.

        Operation and Capital Expenditures.    Annual total production capacity for Gruma Corporation is estimated at 1.67 million metric tons as of December 31, 2005, with an average utilization of 90% in 2005. The average size of our plants measured in square meters is approximately 9,100 (about 98,000 square feet) as of December 31, 2005. Capital expenditures for the past three years were U.S.$219.4 million, mostly for expansion and upgrades of existing facilities, the construction of a new tortilla plant in Pennsylvania, as well as several acquisitions: two in Europe, one in Las Vegas, Nevada, one in San Francisco, California and the tortilla assets of CHS which consisted of three plants (Forth Worth, Texas, Phoenix, Arizona and New Brighton, Minnesota). Gruma Corporation's capital expenditures projected for 2006 will be U.S$195 million and include capacity expansions at existing facilities, manufacturing and technology upgrades, the acquisition of two small tortilla plants in Australia (already completed), and the construction of a tortilla plant in China. These budgeted capital expenditures do not include any potential acquisition.

        During the first quarter of 2006, we concluded the acquisitions of two small tortilla plants in Australia (Rositas Investments and Oz-Mex Foods), which will strengthen our presence in the Asia and Oceania markets.

        Mission Foods produces its packaged tortillas and other related products at 23 manufacturing facilities. 19 of these facilities are located primarily in large population centers in the western and southwestern United States, one plant in Coventry, England, one plant in Roermond, Holland, and two plants in Australia. Food safety for all of Mission Foods' plants in the United States are graded by the American Institute of Baking or, AIB. Mission's U.S. plants have earned the AIB's highest award, the combined AIB-HAACP certification, with the exception of the newly acquired plants in Nevada, Texas, Arizona, Minnesota, and California, as well as the recently constructed plant in Pennsylvania. These new plants achieved AIB certification during 2005, and have started the process to obtain their HAACP certification as well. We anticipate these plants will complete their HAACP certification during the next two years. Food safety for both tortilla plants in England and Holland is graded by several different certifications, such as the International Food Standards (IFS), as required by different European countries, and the British Retail Consortium. During 2005, these plants achieved AIB certification as well.

        Azteca Milling produces corn flour at six plants located in Amarillo, Edinburg and Plainview, Texas; Evansville, Indiana; Henderson, Kentucky; and Madera, California. Gruma Corporation also has a 51% ownership of a corn flour plant in Ceggia, Italy. The majority of our plants are located within important corn growing areas. Due to Azteca Milling's manufacturing practices and processes, we are the only corn milling company to achieve ISO 9002 certification as well as certification by the American Institute of Baking. All six facilities located in the U.S. have achieved ISO 9002 certification.

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

        Raw Materials.    Corn is the principal raw material used in the production of corn flour, which is purchased from local producers. Azteca Milling buys corn only from farmers and grain elevators that agree to supply varieties of corn approved for human consumption. Azteca Milling tests and monitors the raw materials for certain strains of bacteria and chemicals not approved for human consumption. In addition, Azteca Milling applies certain testing protocols to incoming raw materials to identify genetically modified products.

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

        Corn flour for Mission Foods' products is supplied by Azteca Milling and, to a much lesser extent, by GIMSA. Wheat flour for the production of wheat tortillas is purchased from third party producers at prices prevailing in the commodities markets. Mission Foods believes the market for wheat flour in the United States is sufficiently large and competitive to ensure that wheat flour will be available at competitive prices to supply Mission Foods' needs.

        Wheat flour for the production of wheat tortillas in Europe is purchased from third party producers at prices prevailing in the commodities markets. In order to reduce supply and price fluctuations, contracts are placed for periods of twelve months or longer. Mission Foods believes the market for wheat flour in Europe is sufficiently large and competitive to ensure that wheat flour will be available at competitive prices to supply Mission Foods' needs.

        Most of the corn for the corn flour operations in Italy is purchased domestically, at prices prevailing in the commodities markets.

        Distribution.    An important element of Mission Foods' sales growth has been the expansion and improvement of its tortilla distribution network, including a direct-store-delivery system to distribute most of its products. Tortillas and other freshly made products are generally delivered daily to customers, especially in retail sales and in regions where we have plants. In regions where we do not have plants, there is no daily distribution and tortillas are sometimes sold refrigerated. In keeping with industry practice, Mission Foods generally does not have written sales agreements with its customers. Nevertheless, from time to time, Mission Foods enters into consumer marketing agreements with retailers, in which certain terms on how to market our products are agreed. Mission Foods has also developed a food service distribution network on the west and east coasts of the United States, and in certain areas of the midwest.

        The vast majority of corn flour produced by Azteca Milling is sold to tortilla and tortilla chip manufacturers and is delivered directly from the plants to the customer. Azteca Milling's retail customers are primarily serviced by a network of distributors, although a few large retail customers have their corn flour delivered directly to them from the plants.

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

GIMSA—Corn Flour Operation

        Principal Products.    GIMSA produces, distributes and sells corn flour in Mexico, which is then used in the preparation of tortillas and other related products. In 2005, GIMSA had net sales of Ps.6,526 million. We believe GIMSA is one of the largest corn flour producers in Mexico. GIMSA estimates that its corn flour is used in one third of the corn tortillas consumed in Mexico. It sells corn flour in Mexico mainly under the brand name MASECA®. MASECA® flour is a ready-mixed corn flour that becomes a dough when water is added. This corn dough can then be pressed to an appropriate thickness, cut to shape and cooked to produce tortillas and similar food products.

        GIMSA produces over 40 varieties of corn flour for the manufacture of different food products which are developed to meet the requirements of our different types of customers according to the kind of tortillas they produce and markets they serve. It sells corn flour to tortilla and tortilla chip manufacturers as well as in the retail market. GIMSA's principal corn flour product is a standard fine-textured, white corn flour used to manufacture tortillas. GIMSA also produces and sells tortillas through several small tortilla shops mainly located in central Mexico. GIMSA's tortilla sales represent approximately 1% of its total sales volume and approximately 2% of its net sales. As a result of the aforementioned acquisition of Agroinsa, GIMSA also sells wheat flour and other products.

        Sales and Marketing.    GIMSA sells packaged corn flour in bulk principally to thousands of tortilla and tortilla chip manufacturers who purchase in 20-kilogram sacks and in the retail market which purchases in one-kilogram packages. To a lesser extent, GIMSA also produces and sells tortillas to the end consumer.

        The following table sets forth GIMSA's bulk and retail sales volumes of corn flour, tortilla sales volume and other products for the periods indicated.

	Year Ended December 31,
	2003		2004		2005
	Tons	%	Tons	%	Tons	%
Corn Flour
Bulk	1,182,875	84	1,223,585	85	1,252,794	79
Retail	204,730	15	207,858	14	225,485	14
Tortillas	18,460	1	16,400	1	14,852	1
Other					88,614	6

Total	1,406,065	100	1,447,843	100	1,581,745	100

        GIMSA's corn flour customer base is comprised primarily of bulk sales to small tortilla producers, or tortillerías, which purchase corn flour in 20-kilogram sacks and produce tortillas on their premises, which are then sold locally. Retail sales of corn flour are channeled to two distinct markets: urban centers and rural areas. Sales to urban consumers are made mostly through supermarket chains that use their own distribution networks to distribute MASECA® flour or through wholesalers who sell the product to smaller grocery stores throughout Mexico. Sales to rural consumers are made principally through the Mexican government's social and distribution program Distribuidora Conasupo, S.A., or DICONSA, which consists of a network of small government-owned stores and which supplies rural areas with basic food products.

        Mexico's tortilla industry is highly fragmented, consisting mostly of tortillerías, many of which continue to utilize, what is in our opinion, the relatively inefficient wet corn dough method of tortilla production. We estimate that the traditional wet corn dough method accounts for approximately half of all tortillas produced in Mexico. Tortilla producers that do not utilize corn flour buy the wet dough from dough producers or buy and mill their own corn and produce tortillas themselves.

        This traditional method is a rudimentary practice requiring more energy, time and labor because it involves cooking the corn in water and with lime, milling the cooked corn, creating and shaping the dough, and then making tortillas from that dough. We pioneered the dry corn flour method in which we mill the raw corn in our facilities into corn flour. Tortilla producers and consumers, once they acquire the corn flour, may then simply add water to transform the flour into wet dough to produce tortillas. We believe the preparation of tortillas using the dry corn flour method possesses several advantages over the traditional method. Our internal studies show that the dry corn flour method consumes less water, electricity, fuel and labor. We estimate that one kilogram of corn processed through the corn flour method yields more tortillas on average than a similar amount of corn processed using the traditional method. Corn flour is also transported more easily and under sanitary conditions than wet corn dough and has a shelf life of approximately three months, compared with one or two days for wet corn dough. The market for wet corn dough is limited due to the perishable nature of the product, restricting sales of most wet corn dough producers to their immediate geographic areas. Additionally, the corn flour's longer shelf life makes it easier for consumers in rural areas, where tortillerías are relatively scarce, to produce their own tortillas.

        We believe in the benefits of our dry corn flour method and, thus also, believe that we have substantial opportunities for growth by encouraging a transition to our method. Corn flour is primarily used to produce corn tortillas, a principal staple of the Mexican diet. The tortilla industry is one of the largest industries in Mexico as tortillas constitute the single largest component of Mexico's food industry. However, there is still reluctance to abandon traditional practice, particularly in central and southern Mexico, because corn dough producers and/or tortilla producers using the traditional method incur lower expenses by working in an underground economy. Additionally, generally such producers are not required to comply with environmental regulations, which also represent savings for them. To the extent regulations in Mexico are enforced and we and our competitors are on the same footing, we expect to benefit from these developments.

        GIMSA has embarked on several programs to promote corn flour sales to tortilla producers and consumers. GIMSA offers incentives to potential customers, such as small independent tortillerías, to convert to the corn flour method from the traditional wet corn dough method. The incentives GIMSA offers include new, easy to use equipment designed specifically for small-volume users, financing, and individualized training. For example, in order to assist traditional tortilla producers in making the transition to corn flour, GIMSA also sells specially designed mixers made by Tecnomaíz, S.A. de C.V., or Tecnomaíz, one of our research and development subsidiaries. For more information about our research and development department, see "—Miscellaneous—INTASA—Technology and Equipment Operations." GIMSA also helps its tortillería customers to improve sales by directing consumer promotions to heighten the desirability of their products and increase consumption, which, in turn, should increase corn flour sales. These efforts to improve sales include prime time advertising on television as well as radio, magazine and billboard advertising. In 2005, GIMSA's specialized sales teams continued their efforts to provide better and more individualized service to different types of customers. During 2006, we will continue with the operation of this specialized sales teams.

        During 2004, GIMSA implemented initiatives focused on developing a successful business model for its customers to increase the consumption of corn-flour based products generally and its products specifically. GIMSA's strategy was based on a comprehensive business proposal that included the following product, service and marketing objectives:

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

        In 2005, GIMSA continued working with its customers to reinforce these initiatives. In 2006, GIMSA intends to continue focusing on supplying the corn flour required by our customers according to their needs and assist them with the training and technical support that will help them create a more profitable operation.

        During 2004, GIMSA implemented a national marketing campaign in Mexico to emphasize the benefits and nutritional value of tortillas made with 100% MASECA® corn flour. This campaign targeted both consumption of tortillas made by GIMSA's customers and consumption of its retail corn flour packages sold directly to consumers by repositioning the use of corn flour not only for making tortillas but for a wide variety of foods which are part of the Mexican diet. We believe this campaign has helped to increase the recognition of the MASECA® brand, created a greater awareness about tortillas made with 100% MASECA® corn flour and created a greater awareness of the nutritional value of tortillas made of natural ingredients. We believe this campaign has also helped us to position MASECA® corn flour as a nutritional product which can be used in the production of tortillas and other foods. In addition, we believe that this campaign has also helped contribute to the perception that tortillas are a healthy alternative to other food products. During 2005, GIMSA's national marketing campaign reinforced the previous message with respect to the nutritional value of the tortilla, targeted Mexico's young population and emphasized where tortillas made from Maseca® corn flour could be purchased.

        Competition and Market Share.    GIMSA faces competition on three levels—from other corn flour producers, from sellers of wet corn dough and from the many tortillerías that produce their own wet corn dough on their premises. Our estimates indicate that about half of tortilla producers continue to use the traditional wet corn dough method.

        GIMSA's biggest challenge in increasing market share is the prevalence of the traditional method. In the corn flour industry, GIMSA's principal competitors are Grupo Minsa, S.A. de C.V. and a few regional corn flour producers. OPTIMASA, a subsidiary of Cargill de México, built a corn flour plant and began to offer corn flour in the central region of Mexico, therefore becoming a new competitor for GIMSA during 2005. We compete against other corn flour manufacturers on the basis of quality, brand recognition, technology, customer service and nationwide coverage. We believe that GIMSA has certain competitive advantages resulting from its proprietary technology, greater economies of scale and broad geographic coverage, which may afford it opportunities to more effectively source raw materials and reduce transportation costs.

        Operations and Capital Expenditures.    GIMSA currently owns 19 corn flour mills, all of which are located throughout Mexico, typically within corn growing regions and those of large tortilla consumption. GIMSA also owns one plant related to other products such as wheat flour. This plant resulted from GIMSA's acquisition of 100% of the capital stock of Agroinsa, a company based in Monterrey, Mexico in August 2005. Regulatory approval for this acquisition is subject to litigation. See, "Item 8, Financial Information—Legal Proceedings". Agroinsa had two corn flour mills, Celaya and Monterrey, even though the two plants operated during 2005 GIMSA decided to relocate their production due to efficiency reasons to other GIMSA plants. The Celaya plant permanently ceased operations on December 1, 2005 and the Monterrey plant permanently ceased operations on April 1, 2006. In addition, GIMSA owns 159 small tortilla shops throughout México.

        One of GIMSA's plants (Chalco) is temporarily closed. The Chalco plant has been inactive since October 1999. GIMSA has temporarily shifted production to other plants to achieve savings in overhead costs. These idled assets are not being depreciated since the carrying value is expected to be recovered and the remaining useful life is maintained. GIMSA will consider reopening this plant should market demands require additional capacity.

        In recent years, GIMSA's capital expenditures were primarily used to update technology and corn flour production process. In 2005, GIMSA completed the acquisition of Agroinsa. GIMSA spent U.S.$82.2 million, for these purposes from 2003 to 2005. Although no assurances can be given as to future levels of capital expenditures, during the first quarter of 2006 GIMSA spent U.S.$8 million on investments in its fixed assets and currently projects total investments in fixed assets during 2006 of approximately U.S.$26 million, which will be used primarily for capacity expansion in the Mexicali and Merida plants and for upgrading production equipment, acquisition of transportation equipment and information technology upgrades. As of December 31, 2005, on average, the size of our plants measured in square meters was approximately 20,315 (approximately 218,700 square feet).

        To enhance our presence in particular geographic areas, we have transferred a minority interest in certain GIMSA subsidiaries to local investors, unions and development agencies. Pursuant to an agreement between GIMSA and Investigación de Tecnología Avanzada, or INTASA, our wholly-owned subsidiary, INTASA provides technical assistance to each of GIMSA's operating subsidiaries for which each pays to INTASA a fee equal to 0.5% of its consolidated net sales. Each of GIMSA's corn flour facilities uses proprietary technology developed by our technology and equipment operations. For more information about our in-house technology and design initiatives, see "—Miscellaneous—INTASA—Technology and Equipment Operations."

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

        Raw Materials.    Corn is the principal raw material required for the production of corn flour, and constituted approximately 63% of GIMSA's cost of sales for 2005. We believe GIMSA has the most extensive nationwide corn purchasing capabilities of any corn flour producer in Mexico, providing us with a competitive advantage. We purchase corn primarily from Mexican growers and grain elevators, and from world markets at international prices under import permits granted by the Mexican government. All of our domestic corn purchases are made on a spot basis pursuant to short-term contractual arrangements, some of which are in the form of oral agreements entered into at the beginning of the harvest. Compañía Nacional Almacenadora, S.A. de C.V., a subsidiary of GIMSA, contracts for and purchases the corn, and also monitors, selects, handles and ships the corn.

        We believe that the diverse geographic locations of GIMSA's production facilities in Mexico enables GIMSA to achieve savings in raw material transportation and handling. In addition, by sourcing corn locally for its plants, GIMSA is better able to communicate with local growers concerning the size and quality of the corn crop and is better able to maintain quality control. In Mexico, GIMSA purchases corn on delivery in order to strengthen its ability to obtain the highest quality corn on the best terms.

        Traditionally, domestic corn prices in Mexico tend to be higher than those abroad, and typically follow trends in the international market only when corn prices are increasing. During most periods, the price at which GIMSA purchases corn depends on the international corn market. As a result, corn prices are sometimes unstable and volatile. For more information regarding the government's effect on corn prices, see "Item 4. Information on the Company—Regulations."

        In addition to corn, the other principal materials and resources used in the production of corn flour are packaging materials, water, lime, additives and energy. GIMSA believes that its sources of supply for these materials and resources are adequate, although energy, additives and packaging costs tend to be volatile.

        Distribution.    GIMSA's products are distributed through independent transport firms contracted by GIMSA. Most of GIMSA's sales are made free-on-board at GIMSA's plants, in particular those to tortilla manufacturers. With respect to other sales, in particular retail sales (one-kilogram packages) to the Mexican government and sales to large supermarket chains, GIMSA pays the freight cost.

Molinera de México—Wheat Flour Operation

        Principal Products.    In 1996, in connection with our association with Archer-Daniels-Midland, we entered the wheat milling market in Mexico by acquiring a 60% ownership interest in Archer-Daniels-Midland's wheat flour operation, Molinera de México. Molinera's main product is wheat flour, although it also sells wheat bran and other byproducts. Our wheat flour brands are REPOSADA®, PODEROSA® and SELECTA®, among others.

        Sales and Marketing.    In 2005, approximately 90% of Molinera's wheat flour production was sold in bulk and 10% was sold for the retail segment. Most of the bulk sales are made to thousands of bakeries and, to a lesser extent, to cookie and pasta manufacturers. Most of the retail sales are made to large supermarkets and wholesalers throughout Mexico. Through wholesalers, our products are distributed to small grocery stores.

        Our marketing strategy depends on the type of customer and region. Overall, our aim is to offer products according to customers' specifications as well as technical support. We are trying to increase our market share in bakeries by offering products with consistent quality. In the retail segment we target small grocery stores through wholesalers, and supermarkets through centralized and national level negotiations. We are focusing on improving customer service, continuing to increase our distribution of products to supermarkets' in-store bakeries, and developing new types of pre-mixed flours for the supermarket in-store bakery segment. We provide direct delivery to supermarkets, supermarkets' in-store bakeries, wholesalers, industrial customers and some large bakeries. Most small bakeries and small grocery stores are served by wholesalers.

        Competition and Market Share.    We believe that we are one of Mexico's largest wheat flour producers based on revenues and sales volume. Molinera de México competes with many small wheat flour producers. We believe the wheat flour industry is highly fragmented and estimate that there are about 90 participants. Our main competitors are Munsa, Trimex, Tablex, La Espiga and Elizondo.

        Operations and Capital Expenditures.    We own and operate nine wheat flour plants, in one of which we hold only a 40% ownership interest. The facilities' average extent of utilization is estimated at 78% for 2005. On average, the size of our plants measured in square meters is approximately 11,300 (approximately 121,200 square feet) as of December 31, 2005.

        Capital expenditures from 2003 through 2005 amounted to U.S.$10.8 million. Molinera de México's capital expenditures in 2006 will be U.S.$10 million used for capacity expansions at the Obregon and Celaya plants, transportation equipment, and additional upgrades.

        Seasonality.    Molinera's sales are seasonal in that higher sales volumes are achieved in the fourth and first quarters during the winter, when we believe per capita consumption of wheat-based products, especially bread and cookies, increases due in part to the celebration of holidays occurring during these quarters.

        Raw Materials.    Wheat is the principal raw material required for the production of wheat flour. Molinera de México purchases approximately 15% of its wheat from Mexican growers, and 85% from world markets. Molinera de México purchases from local farmers, farmers associations and trading companies. In the case of domestic wheat, purchases are made pursuant to short-term oral arrangements, the terms of which are negotiated at the time of execution. These arrangements are usually made approximately two months in advance of the beginning of the harvest. In the case of imported wheat, which we import from the United States and Canada through several trading companies, purchases are made based on short-term requirements, with the aim of maintaining low levels of inventories.

        In recent years the price of wheat domestically and abroad has been volatile. Volatility is due to the availability of wheat, which depends on various factors including the size of the harvest (which depends in large part on the weather).

Central American Operations

Overview

        In 1972, we entered the Costa Rican market. Our operations since then have expanded into Guatemala, Honduras, El Salvador, Nicaragua, and Ecuador.

Gruma Centroamérica

        Principal Products.    Gruma Centroamérica produces corn flour, and to a lesser extent tortillas and snacks. We also cultivate and sell hearts of palm and process and sell rice. We believe we are one of the largest corn flour producers in the region. We sell corn flour under the MASECA®, TORTIMASA®, MASARICA® and MINSA® brands. In Costa Rica, we sell packaged tortillas under the TORTI RICA® and MISIÓN® brands. We operate a Costa Rican snack operation which manufactures tortilla chips, potato chips and similar products under the TOSTY® brand. Hearts of palm are exported to numerous European countries as well as the United States, Canada, and México.

        Sales and Marketing.    The largest portion, 141,000 tons or 79%, of Gruma Centroamérica's sales volume in 2005 derived from the sale of corn flour.

        Gruma Centroamérica corn flour bulk sales are oriented predominantly to small tortilla manufacturers through direct delivery and wholesalers. Supermarkets make up the customer base for retail corn flour. Bulk sales volume represented 74% and retail sales represented 26% of Gruma Centroamérica's corn flour sales volume during 2005.

        Competition and Market Share.    We believe that we are one the largest corn flour producers in Central America based on revenues and sales volume. We believe that there is significant potential for growth in Central America as corn flour is used in only approximately 14% of all tortilla production; the majority of tortilla manufacturers use the wet corn dough method. Additionally, we believe we are one of the largest producers of tortillas, and snacks, and one of the largest processors of rice.

        Within the corn flour industry, our main competitors are Del Comal and Instamasa. However, one of our main growth potentials is to convert tortilla manufacturers that still use the traditional method to our corn flour method.

        Operations and Capital Expenditures.    We have an annual installed production capacity of 264,000 tons for corn flour and other products as of December 31, 2005, with an average utilization of 79% during 2005. We operate one corn flour plant in Costa Rica, Honduras, El Salvador, and two plants in Guatemala for a total of five plants throughout the region. In Costa Rica, we also have one plant producing tortillas, one plant producing snacks, one plant processing hearts of palm and one plant processing rice. In Nicaragua we have one small tortilla plant and in Ecuador we lease a facility which processes hearts of palm. On average, the size of our plants measured in square meters is approximately 4,400 (approximately 47,400 square feet) as of December 31, 2005.

        During 2003, 2004 and 2005 most of our capital expenditures were oriented to technology upgrades, the construction of a tortilla plant, a distribution center and administrative offices in Costa Rica. Total capital expenditures for the past three years was approximately U.S.$3.9 million. Capital expenditures for 2006 will be U.S.$ 19 million mostly oriented to the expansion of the corn flour plant in Honduras and manufacturing upgrades.

        Seasonality.    Typically, corn flour sales volume is lower during the second quarter of the year due to higher availability and lower prices of corn.

        Raw Materials.    Corn is the most important raw material needed in our operations and is obtained primarily from local growers. However, when domestic supply is insufficient or expensive, we turn to the international markets through import permits granted by the governments of countries in which we have corn flour plants. Price fluctuation and volatility are subject to domestic conditions, such as annual crop results, and to a lesser extent, international conditions.

Gruma Venezuela

Overview

        In 1993, we entered the Venezuelan corn flour industry through a participation in DEMASECA, a corn flour company in Venezuela. In August 1999, we acquired 95% of DAMCA International Corporation, a Delaware corporation which owned 100% of MONACA, Venezuela's second largest corn and wheat flour producer at that time, for approximately U.S.$94 million. Additionally, Archer-Daniels-Midland acquired a 5% interest in MONACA. In April 2006, we entered into a contract to sell a 40% stake in MONACA to our current partner in DEMASECA at a price of U.S.$65.6 million. The payment of the sale price and the respective delivery of our interests in MONACA will be completed in a series of installments that will end in October 2007. Not withstanding the foregoing, the purchaser will not have voting or other corporate rights with respect to such interests until the full purchase price is paid. In conjunction with this transaction, we agreed to (i) purchase an additional 10% ownership interest in DEMASECA at a price of U.S.$2.6 million, (ii) purchase from ADM a 2% stake in MONACA at a price of U.S.$3.28 million and (iii) sell to ADM a 3% interest in DEMASECA at a price of U.S.$0.78 million. Upon completion of these transactions, we will own a 57% interest, our partner will own a 40% interest and ADM will own a 3% interest in each of DEMASECA and MONACA. DEMASECA and MONACA are collectively referred to as "Gruma Venezuela."

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

DEMASECA and MONACA

        Principal Products.    Gruma Venezuela produces and distributes corn flour as well as wheat flour, rice, oats and other products. We sell corn flour under the brand names JUANA®, TIA BERTA®, DECASA®, and DEMASA®. We sell wheat flour under the ROBIN HOOD® and POLAR® brand, rice under the MONICA® brand and oats under the LASSIE® brand.

        Sales and Marketing.    Venezuelans use corn flour to produce and consume arepas, which are made at home or in restaurants for household consumption rather than manufactured by specialty shops or other large manufacturers. In 2005, we sold corn flour only in the retail market in one kilogram bags to independent distributors, supermarkets, wholesalers, and governmental social welfare and distribution programs. We sell wheat flour both in bulk and retailer, distributing in 45 kilogram bags and in one kilogram bags, respectively. Bulk sales to customers such as bakeries made up 77% of our total wheat flour sales volume in 2005. The remaining 23% of sales in 2005 were in the retail market, which includes independent distributors, supermarkets and wholesalers.

        Competition and Market Share.    With the MONACA acquisition in 1999, we significantly increased our share of the corn flour market and entered the wheat flour market. We believe we are one of the largest corn flour and wheat flour producers in Venezuela.

        In corn flour, our main competitor is Alimentos Polar, and, to a lesser extent, Industria Venezolana Maizera PROAREPA, Asoportuguesa and Alimentos Caysa. In wheat flour, our principal competitor is Cargill.

        Operation and Capital Expenditures.    We operate five corn flour plants, four wheat flour plants, two rice plants, and two plants that produce oats and spices in Venezuela with a total annual production capacity of 764,087 tons as of December 31, 2005 and an average utilization of approximately 61% during 2005. However, one corn flour plant, representing 47,143 tons, and one rice plant, representing 48,462 tons, are temporarily idle. On average, the size of our plants measured in square meters is approximately 9,200 (approximately 99,000 square feet) as of December 31, 2005.

        Capital expenditures for the past three years were U.S.$28.6 million. Capital expenditures for 2006 are expected to be U.S.$2 million and are expected to be focused on acquisition of distribution equipment and upgrades for manufacturing and information technologies which are expected to be financed with internal cash generation.

        Seasonality.    Sales fluctuate seasonally as demand for flour-based products is lower during those months when most schools are closed for vacation. In addition, sales are higher in November as customers build inventory to satisfy increased demand during the holiday season in December.

        Raw Materials.    Corn and wheat are our most important raw materials. Corn is purchased in Venezuela and is subject to the corn market's volatility and governmental regulations related to prices, quantities and storage facilities. Corn prices are fixed by a government agency. Approximately 98% of our wheat is purchased from the U.S. and Canada, and more recently, the remaining 2%, also from Argentina, with its availability and price volatility dependent upon those markets. We do not engage in any type of hedging activity for our supplies since exchange rate policies and country risk for Venezuela constraints our capacity to transfer funds abroad in order to fund any hedging strategy.

Miscellaneous—INTASA—Technology and Equipment Operations

        We have had our own technology operations since the founding of the company. Since 1976 our technology and equipment operations have been conducted principally through INTASA, which has two subsidiaries: Tecnomaíz, S.A. de C.V., or Tecnomaíz, and Constructora Industrial Agropecuaria, S.A. de C.V., or CIASA. The principal activity of these subsidiaries is to provide research and development, equipment, and construction services to us and small equipment to third parties. Through Tecnomaíz, we also engage in the design, manufacture and sale of machines for the production of tortillas and tortilla chips. The machinery for the tortilla industry includes a range of capacities, from machines that make 50 to 300 corn tortillas per minute to dough mixers. The equipment is sold under the TORTEC® and BATITEC® trademarks in Mexico. Tecnomaíz also manufactures high volume energy efficient corn and wheat tortilla systems that can produce up to 1,200 corn tortillas and 600 wheat tortillas per minute.

        We carry out proprietary technological research and development for corn milling and tortilla production as well as all engineering, plant design and construction through INTASA and CIASA. These companies administer and supervise the design and construction of our new plants and also provide advisory services and training to employees of our corn flour and tortilla manufacturing facilities. We manufacture corn tortilla-making machines for sale to tortilla manufacturers and for use in "in-store tortillerías," as well as high-capacity corn and flour tortilla-makers that are supplied only to us.

Banorte Investment

        As of December 31, 2005, we hold approximately 10.9% of the outstanding shares of GFNorte, a Mexican finance services holding company and parent of Banco Mercantil del Norte, S.A., or Banorte, a Mexican bank. As of the same date, our investment in GFNorte represented approximately 8% or Ps.2,225 million of our total assets. In accordance with Mexican GAAP, GFNorte's results of operations are accounted for in our consolidated results of operations using the equity method of accounting.

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

  •
  Support a portion of the freight expenses related to the distribution of corn surpluses to regions away from the corn growing area in seasons when there is a surplus. This support for freight expenses applies to any corn buyer that can prove that the purchased corn will be consumed in regions where there is no corn available and that are distant to the regions where corn is grown. In the case of the corn flour industry, the distance must be at least 740 km outside the corn growing area, excluding the central zone of Mexico.

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

Central America and Venezuela's Regulation

        Gruma Centroamérica and Gruma Venezuela are subject to regulation in each country in which they operate. We believe that Gruma Centroamérica and Gruma Venezuela are currently in compliance with all applicable legal requirements in all material respects.

Asia and Oceania's Regulation

        We are subject to regulation in each country in which we operate in Asia and Oceania. We believe that we are currently in compliance with all applicable legal requirements in all material respects.

ITEM 4A.    Unresolved Staff Comments.    Not applicable.

ITEM 5.    Operating and Financial Review and Prospects.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS.

        You should read the following discussion in conjunction with our financial statements and the notes thereto contained elsewhere herein. Our financial statements have been prepared in accordance with Mexican GAAP, which differ in some significant respects from U.S. GAAP. See Note 22 to our financial statements for information related to the nature and effect of such differences and a quantitative reconciliation to U.S. GAAP of our majority net income and stockholders' equity. For more information about our financial statements in general, see "Presentation of Financial Information."

Overview of Accounting Presentation

Effects of Inflation

        Mexican GAAP requires that financial statements recognize the effects of inflation in accordance with Bulletins B-10 and B-15 issued by MIPA. The purpose of this methodology is to present all information in comparable monetary units and thereby mitigate the distortive effect of inflation in the financial statements. Unless otherwise stated herein, the financial statements and other financial data in this Annual Report have been restated in pesos of constant purchasing power as of December 31, 2005.

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

        Bulletin B-15 prescribes the methodology for restating and translating the financial statements of a Mexican company's non-Mexican subsidiaries into Mexican GAAP for purposes of recognizing the effects of inflation in such financial statements. Bulletin B-15 requires, among other things, that local currency-based financial statements of a non-Mexican subsidiary of a Mexican company for a particular period be (1) restated by using the relevant inflation rate in the relevant foreign country and (2) then translated into pesos.

        Bulletin B-15 also requires that inflation rates in foreign countries be used in calculating monetary position gains or losses on a consolidated basis. In addition, Bulletin B-15 provides that the consolidated financial statements of a Mexican company for all periods prior to the most recent period are to be restated in pesos of constant purchasing power. This restatement may be accomplished by using an "international restatement factor," which takes into account the inflation rates, exchange rate movements and relative net sales in Mexico and the other countries in which the company and its subsidiaries operate, rather than using the inflation rate in Mexico.

        For comparison purposes, the following table sets forth, for each of the three years ended December 31, 2003, 2004 and 2005:

  •
  the international restatement factor used to restate the financial statements data for each of these periods to pesos of constant purchasing power as of December 31, 2005;

  •
  the cumulative Mexican National Consumer Price Index for each period which, in the absence of Bulletin B-15, would have been used to restate the financial statements to pesos of constant purchasing power as of December 31, 2005; and

  •
  the comparison factor for each period which represents the index that must be applied to the financial statements for each period (which have been restated using the international restatement factor) in order to restate the financial statements and financial data in December 31, 2005 pesos of constant purchasing power using the cumulative Mexican National Consumer Price Index.

Financial data in Mexican pesos as of December 31,	Cumulative International Restatement Factor	Cumulative Mexican National Consumer Price Index	Comparison Factor
2003	(0.32)	8.70	1.0905
2004	(1.66)	3.33	1.0508
2005	—	—	1.0000

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

Effects of Devaluation

        Because a significant portion of our net sales are generated in U.S. dollars, changes in the peso/dollar exchange rate can have a significant effect upon our results of operations as reported in pesos. When the peso depreciates against the U.S. dollar, Gruma Corporation's net sales in U.S. dollars represent a larger portion of our net sales in peso terms than when the peso appreciates against the U.S. dollar. And when the peso appreciates against the dollar, Gruma Corporation's net sales in U.S. dollars represent a smaller portion of our net sales in peso terms than when the peso depreciates against the dollar. For a description of the peso/U.S. dollar exchange rate see "Item 3. Key Information—Exchange Rate Information."

        In addition to the above, our net income may be affected by changes in our foreign exchange gain or loss, which may be impacted by significant variations in the peso/dollar exchange rate. In 2003, we recorded a net foreign exchange loss of Ps.181 million. During 2004, we recorded a net foreign exchange loss of Ps.50 million. During 2005, we recorded a net foreign exchange loss of Ps.51 million

Critical Accounting Policies

        Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with Mexican GAAP as promulgated by the Mexican Institute of Public Accountants. A reconciliation from Mexican GAAP to U.S. GAAP of majority net income and total stockholders' equity is included in Note 22 to our consolidated financial statements. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.

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

Property, Plant and Equipment

        We depreciate our property, plant and equipment over their respective estimated useful lives. Useful lives are based on management's estimates of the period that the assets will remain in service and generate revenues. Estimates are based on independent appraisals and the experience of our technical personnel. To the extent that our estimates are incorrect, our periodic depreciation expense or carrying value of our assets may be impacted.

        We evaluate any event or change in circumstances that indicate that the book value of our property, plant and equipment will not be recovered. When applicable, we perform impairment tests as follows:

        Fair value of assets held for use is determined using the higher between the discounted net cash flows expected from the assets and the market price; an impairment loss is recorded to the extent that the net book value exceeds the fair value of the assets. Market price is determined using market values for transactions with similar assets less costs to sell.

        Fair value of assets to be disposed of is determined using the lower between book value and market price; an impairment loss is recognized for the excess of book value over market price. These assets are subsequently restated using NCPI factors and are no longer depreciated or amortized.

        The estimates of undiscounted cash flows take into consideration expectations of future macroeconomic conditions as well as our internal strategic plans. Therefore, inherent to the estimated future cash flows is a certain level of uncertainty which we have considered in our valuation; nevertheless, actual future results may differ.

        Primarily as a result of plant rationalization, certain facilities and equipment are not currently in use in operations. We have recorded impairment losses related to certain of those assets and additional losses may potentially occur in the future if our estimates are not accurate and/or future macroeconomic conditions differ significantly from those considered in our analysis.

Goodwill and Other Intangible Assets

        Until December 31, 2003, goodwill was amortized on a straight-line basis over estimated useful lives. Starting January 1, 2004 we adopted the provisions of Bulletin B-7 "Business Acquisitions" and consequently, ceased the amortization of goodwill and started to perform annual impairment tests.

        Intangible assets with definite lives are amortized on a straight-line basis over estimated useful lives. Indefinite-lived intangible assets are no longer amortized, as of January 1, 2003, upon the application of Bulletin C-8, "Intangible Assets", but are subject to annual impairment tests.

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

Derivative Financial Instruments

        We use derivative financial instruments in the normal course of business, primarily to hedge certain operational and financial risks to which we are exposed, such as: (a) future contracts for certain key production requirements like gas and some raw materials, in order to hedge the cash flow variability due to price fluctuations; (b) interest rate swaps, with the purpose of managing the interest rate risk related to our long-term debt; and (c) forward contracts and exchange rate option contracts (Mexican peso—U.S. dollar), in order to hedge the financial risks due to exchange rate fluctuations over part of the quarterly interest payments related to our perpetual notes.

        We account for derivative financial instruments used for hedging purposes either as cash-flow hedges or fair value hedges with changes in fair value reported in other comprehensive income and earnings, respectively. Derivative financial instruments not used for hedging purposes are recognized at fair value, with changes in fair value recognized currently in income.

        The determination of the fair values of derivative financial instruments requires considerable judgment in interpreting and developing estimates. We base our estimates on available market information and valuation methodologies that we consider appropriate. The use of different market assumptions and/or estimation methodologies could have a material adverse impact on the estimated fair value amounts.

Factors Affecting Financial Condition and Results of Operations

        In recent years, our financial condition and results of operations have been significantly influenced by some or all of the following factors:

  •
  the level of demand for tortillas, corn flour and wheat flour;

  •
  the effects of government polices on imported and domestic corn prices in Mexico;

  •
  the cost and availability of corn and wheat;

  •
  the cost of energy and other related products;

  •
  our acquisitions, plant expansions and divestitures;

  •
  the effect of government initiatives and policies, in particular on price controls and cost of grains in Venezuela; and

  •
  the effect from variations on interest rates and exchange rates.

RESULTS OF OPERATIONS

        The following table sets forth our consolidated income statement data on a Mexican GAAP basis for the years ended December 31, 2003, 2004 and 2005, expressed as a percentage of net sales. All financial information has been prepared under the Bulletin B-15 methodology. For a description of the method, see "Presentation of Financial Information" and "—Overview of Accounting Presentation."

	Year Ended December 31,
	2003	2004	2005
Income Statement Data
Net sales	100.0%	100%	100%
Cost of sales	63.7	64.2	65.3
Gross profit	36.3	35.8	34.7
Selling, general and administrative expenses	28.7	28.1	28.8
Operating income	7.6	7.8	5.9
Net comprehensive financing cost	(2.0)	(0.3)	(1.0)
Other income (expenses), net	(0.8)	(1.1)	(0.5)
Income taxes (current and deferred)	2.9	3.1	1.4
Employee's statutory profit sharing (current and deferred)	0.0	0.0	0.1
Other items	1.0	1.1	2.1
Minority interest	0.8	0.7	0.6
Majority net (loss) income	2.1	3.7	4.4

        The following table sets forth our net sales and operating income as represented by our principal subsidiaries for 2003, 2004 and 2005. Net sales and operating income of our subsidiary PRODISA are part of "others and eliminations". Financial information with respect to GIMSA includes sales of Ps.42 million, Ps.187 million and Ps.212 million in 2003, 2004 and 2005, respectively, in corn flour to Gruma Corporation and PRODISA; financial information with respect to Molinera de México includes sales of Ps.15 million, Ps.21 million and Ps.29 million in 2003, 2004 and 2005, respectively, to PRODISA; financial information with respect to PRODISA includes sales of Ps.47 million, Ps.48 million and Ps.55 million in 2003, 2004 and 2005, respectively, in tortilla related products to Gruma Corporation; and financial information with respect to INTASA includes sales of Ps.407 million, Ps.376 million and Ps.419 million in 2003, 2004 and 2005, respectively, in technological support to certain subsidiaries of Gruma, S.A. de C.V. In the process of consolidation, all the aforementioned intercompany transactions are eliminated from the financial statements.

	Year Ended December 31,
	2003				2004				2005
	Net Sales		Operating Income		Net Sales		Operating Income		Net Sales		Operating Income
	(in millions of pesos of constant purchasing power as of December 31, 2005)
Gruma Corporation	Ps.	10,608	Ps.	12,092	Ps.	981	Ps.	1,199	Ps.	14,089	Ps.	1,164
GIMSA		5,653		428		5,980		466		6,526		694
Gruma Venezuela		3,221		418		3,213		179		2,708		(76)
Molinera de México		2,165		(25)		1,948		(20)		1,880		(126)
Gruma Centroamérica		1,142		(4)		1,231		19		1,334		(2)
Others and eliminations		179		(55)		114		65		139		(90)

Total	Ps.	22,968	Ps.	1,743	Ps.	24,578	Ps.	1,908	Ps.	26,676	Ps.	1,564

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Consolidated Results

        GRUMA's net sales increased by 9% to Ps.26,676 million in 2005 compared with Ps.24,578 million in 2004. The increase in net sales was due primarily to higher net sales in Gruma Corporation by 17% and, to a lesser extent, in GIMSA. This increase was partially offset by lower net sales in Gruma Venezuela and Molinera de México. Sales from non-Mexican operations constituted 68% of consolidated net sales in 2005.

        Net Sales by Subsidiary:    By major subsidiary, the percentages of consolidated net sales in 2005 and 2004 were as follows:

	Percentage of Consolidated Net Sales
Subsidiary
	2005	2004
Gruma Corporation	52.8%	49.2%
GIMSA	24.5	24.3
Gruma Venezuela	10.2	13.1
Molinera de México	7.0	7.9
Gruma Centroamérica	5.0	5.0
Others and eliminations	0.5	0.5

        Cost of sales increased by 10% to Ps.17,422 million in 2005 compared with Ps.15,769 million in 2004. This increase was due primarily to higher sales volume in Gruma Corporation. Cost of sales as a percentage of net sales increased to 65.3% in 2005 from 64.2% in 2004. The increase was driven mainly by Gruma Corporation and, to a lesser extent, Gruma Venezuela and Molinera de México.

        Selling, general, and administrative expenses (SG&A) increased by 11% to Ps.7,690 million in 2005 compared with Ps.6,901 million in 2004, resulting primarily from sales volume growth in Gruma Corporation. SG&A as a percentage of net sales increased to 28.8% in 2005 from 28.1% in 2004, driven mainly by small increases in various subsidiaries.

        GRUMA's operating income decreased 18% to Ps.1,564 million in 2005 compared with Ps.1,908 million in 2004. This decrease was due primarily to lower operating income in Gruma Venezuela and, to a lesser extent, Molinera de México. As a percentage of net sales, operating income decreased to 5.9% in 2005 from 7.8% in 2004, due primarily to decreased operating margins in Gruma Corporation, Gruma Venezuela, and Molinera de México.

        Net comprehensive financing cost increased 308% to Ps.268 million in 2005 compared with Ps.66 million in 2004. This increase was due to lower interest income and, to a lesser extent, higher interest expense. Lower interest income resulted from nonrecurring gains in connection with equity swaps of GRUMA shares during 2004. Higher interest expense was due to increased debt and higher average interest rates.

        Other expenses, net, decreased 50% to Ps.141 million in 2005 compared with Ps.282 million in 2004. The reduction is due primarily to write-downs in 2004 of certain fixed assets at GIMSA and PRODISA.

        Provisions for income taxes and employees' profit sharing decreased 49% to Ps.390 million in 2005 compared with Ps.760 million in 2004. This decrease was due to (1) a reduction in the pretax income and (2) the consolidation of 100% of the ownership interest of controlled Mexican subsidiaries, whereas until December 31, 2004, tax regulations limited this consolidation to 60% of the ownership interest.

        GRUMA's equity in earnings of associated companies, net increased 124% to Ps.623 million in 2005 compared with Ps.278 million in 2004. This increase was due to higher net income from Grupo Financiero Banorte.

        GRUMA's net income increased 24% to Ps.1,333 million in 2005 compared with Ps.1,078 million in 2004. Our majority net income increased 31% to Ps.1,186 million compared with Ps.908 million in 2004. These increases were due mainly to higher income from Grupo Financiero Banorte and lower provisions for income tax and employees' profit sharing.

Subsidiary Results

Gruma Corporation

        Net sales increased 17% to Ps.14,089 million during 2005 compared with Ps.12,092 million in 2004, due primarily to an increase in sales volume by 17% to 1,275 thousand tons in 2005 compared with 1,088 thousand tons in 2004.

        The increase in sales volume was driven largely by (1) continued strong demand in the tortilla and corn flour businesses, (2) increased marketing of tortilla-related products by certain fast-food restaurant chains, (3) introduction of the Guerrero brand across additional markets in the United States, and (4) the effect of recent acquisitions, including the purchase of the following:

  (a)
  Ovis Boske, a wheat flour tortilla company based in Holland, in July 2004;

  (b)
  a 51% interest in Nuova De Franceschi & Figli, a corn flour company based in Italy, in July 2004;

  (c)
  the tortilla assets in the United States acquired from Cenex Harvest States in May 2005; and

  (d)
  a small tortilla company near San Francisco, California, in September 2005.

        Acquisitions contributed approximately 37% of Gruma Corporation's volume growth in 2005.

        Cost of sales increased 21% to Ps.8,108 million in 2005 compared with Ps.6,693 million in 2004, due primarily to higher sales volume. As a percentage of net sales, cost of sales increased to 57.5% from 55.4% due mainly to (1) higher fixed costs due to capacity expansions and acquisitions; (2) increased cost for utilities, raw materials, and packaging; and (3) a change in the sales mix.

        SG&A increased 15% to Ps.4,817 million in 2005 compared with Ps.4,200 million in 2004, due primarily to sales volume growth, higher fuel prices, and an increase in the number of intercompany shipments. SG&A as a percentage of net sales improved to 34.2% in 2005 from 34.7% in 2004, due primarily to better expense absorption in connection with sales volume growth and a change in the mix towards foodservice sales, which require lower selling expenses than retail sales.

        Operating income as a percentage of net sales declined to 8.3% in 2005 from 9.9% in 2004. In absolute terms, operating income decreased 3% to Ps.1,164 million.

GIMSA

        Net sales increased by 9% to Ps.6,526 million in 2005 compared with Ps.5,980 million in 2004, reflecting higher sales volume. Sales volume increased 9% to 1,582 thousand tons in 2005 compared with 1,448 thousand tons in 2004. Sales volume increased mainly as a result of (1) the acquisition of Agroinsa; (2) increased sales to corporate customers in connection with new product development; (3) increased sales to wholesalers; and (4) exports to Gruma Corporation. Approximately 72% of GIMSA's sales volume growth derived from the acquisition of Agroinsa, whose operations are reflected in GIMSA beginning August 2005.

        Cost of sales increased 5% to Ps.4,614 million in 2005 from Ps.4,406 million in 2004 due to higher sales volume. The percentage of increase in cost of sales was lower than in sales volume due mostly to lower corn costs. Cost of sales as a percentage of net sales improved to 70.7% from 73.7%, due primarily to lower corn costs.

        SG&A rose 10% to Ps.1,218 million in 2005 compared with Ps.1,108 million in 2004 and, as a percentage of net sales, increased slightly to 18.7% in 2005 compared with 18.5% in 2004. This increase was due primarily to higher freight and advertising expenses and the acquisition of Agroinsa. Freight expenses increased in connection with (1) growth in sales to corporate customers for whom we usually pay freight expenses, and (2) an increase in the number of intercompany shipments due to higher exports and to higher corn flour demand in the southeast region of Mexico.

        Operating income as a percentage of net sales increased to 10.6% in 2005 from 7.8% in 2004 and, in absolute terms, increased 49% to Ps.694 million.

Gruma Venezuela

        Net sales decreased 16% to Ps.2,708 million in 2005 compared with Ps.3,213 million in 2004, resulting from lower sales volume and lower prices. Lower prices resulted from the intense competition in the industry and from price controls, which have limited our ability to raise prices, particularly in the wheat flour and corn flour businesses. Sales volume decreased 5% to 480 thousand tons in 2005 compared with 504 thousand tons in 2004. The decrease was the result of (1) intense competition from the leading corn flour producer, (2) entry into the market in 2004 of a new corn flour competitor oriented to government supply, and (3) government procurement's policies for its social welfare programs which have increased their share of corn flour sales to consumers.

        Cost of sales decreased 7% to Ps.2,330 million in 2005 from Ps.2,510 million in 2004, primarily due to lower sales volume. Cost of sales as a percentage of net sales increased to 86.0% from 78.1% due mainly to higher raw-material costs, lower prices, and lower absorption of fixed costs.

        SG&A decreased 13% to Ps.454 million in 2005 compared with Ps.524 million in 2004 due to the cancellation of approximately Ps.33 million in provisions for administrative expenses, as well as to lower expenses in connection with lower sales volume. SG&A as a percentage of net sales increased to 16.8% in 2005 from 16.3% in 2004, due primarily to lower absorption of fixed expenses in connection with lower net sales.

        Operating loss was Ps.76 million in 2005 compared with an operating income of Ps.179 million in 2004. Operating margin decreased to negative 2.8% in 2005 from positive 5.6% in 2004.

Molinera deMéxico

        Net sales decreased 3% to Ps.1,880 million in 2005 from Ps.1,948 million in 2004 due to lower prices resulting from increased competitive pressure in the industry which was partially offset by an increase in sales volume. Sales volume increased 3% to 474 thousand tons in 2005 from 460 thousand tons in 2004 due to increased sales to corporate customers.

        Cost of sales increased 3% to Ps.1,623 million in 2005 compared with Ps.1,577 million in 2004, primarily in connection with sales volume growth. Cost of sales as a percentage of net sales increased to 86.3% from 81.0% due to lower prices and higher packaging and additive costs.

        SG&A decreased 2% to Ps.383 million in 2005 compared with Ps.391 million in 2004, due to the reclassification of some operating expenses as cost of sales. SG&A as a percentage of net sales increased to 20.4% in 2005 from 20.1% in 2004, due primarily to reduced expense absorption.

        Operating loss was Ps.126 million in 2005 compared with an operating loss of Ps.20 million in 2004.

Gruma Centroamérica

        Net sales increased 8% to Ps.1,334 million from Ps.1,231 million in 2004 due to the increased sales volume in the corn flour segment. Sales volume increased 15% to 178 thousand tons in 2005 compared with 154 thousand tons in 2004, due to higher corn flour sales volume driven by low local corn supplies and increased advertising. The rate of growth in net sales lagged sales volume growth due primarily to a change in the sales mix toward bulk sales of corn flour.

        Cost of sales increased 7% to Ps.917 million in 2005 compared with Ps.855 million in 2004, due primarily to higher corn flour sales volume. The percentage increase in cost of sales was lower than in sales volume due to lower corn costs. Cost of sales as a percentage of net sales improved to 68.8% in 2005 from 69.5% in 2004 due to lower corn costs and better fixed-cost absorption.

        SG&A increased 17% to Ps.419 million in 2005 compared with Ps.357 million in 2004 and, as a percentage of net sales, increased to 31.4% from 29.0% in 2004. These increases were due primarily to (1) extraordinary expense of Ps.44 million in fourth quarter 2005 related to technical services provided by GRUMA's technology division; (2) higher distribution expenses in connection with corn flour sales volume growth and higher fuel prices; and (3) increased promotion and advertising in connection with the launching of new products and increased advertising in the tortilla business.

        Operating loss was Ps.2 million in 2005 compared with an operating income of Ps.19 million in 2004. Operating margin decreased to negative 0.1% in 2005 from positive 1.5% in 2004.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Consolidated Results

        GRUMA's net sales increased by 7% to Ps.24,578 million in 2004 compared to Ps.22,968 million in 2003. Total net sales increased due to higher average prices resulting from a change in the mix toward higher-priced products and price increases on some products implemented to offset cost increases. Most of the increase in total net sales came from Gruma Corporation and, to a lesser extent, GIMSA and Gruma Centroamérica.

        Net Sales by Subsidiary:    By major subsidiary, the percentages of consolidated net sales in 2004 and 2003 were as follows:

	Percentage of Consolidated Net Sales
Subsidiary
	2004	2003
Gruma Corporation	49.2%	46.2%
GIMSA	24.3	24.6
Gruma Venezuela	13.1	14.0
Molinera de México	7.9	9.4
Gruma Centroamérica	5.0	5.0
Others and eliminations	0.5	0.8

        Our cost of sales increased 8%, to Ps.15,769 million in 2004 from Ps.14,625 million in 2003, due primarily to higher raw-material costs and, to a lesser extent, higher energy, packaging, and other costs. This increase was driven mainly by Gruma Corporation and, to a lesser extent, GIMSA and Gruma Venezuela. As a percentage of net sales, our total cost of sales increased to 64.2% in 2004 from 63.7% in 2003. Gruma Corporation and Gruma Venezuela were the primary drivers of this increase, which was due to the fact that prices were insufficient to completely offset cost increases, especially for raw materials, and a change in the mix toward lower-margin products.

        Our SG&A expenses increased 5% to Ps.6,901 million in 2004 from Ps.6,600 million in 2003, mostly as a result of higher sales volume in Gruma Corporation. Total SG&A expenses as a percentage of net total sales improved to 28.1% in 2004 from 28.7% in 2003 due primarily to better expense absorption in Gruma Corporation.

        Operating income increased 9% to Ps.1,908 million in 2004 compared to Ps.1,743 million in 2003. Our consolidated operating margin improved to 7.8% in 2004 from 7.6% in 2003. Both were driven mainly by higher sales volume in Gruma Corporation and increased business in INTASA (our technology and equipment operations), mostly in connection with capacity expansions in Gruma Corporation. The technology division is reported under the "other" segment in Note 17 to our financial statements.

        Total net comprehensive financing cost decreased 86% to Ps.66 million in 2004 compared to Ps.459 million in 2003, due to (1) gains in connection with equity swaps of GRUMA shares, (2) lower foreign-exchange losses due to lower average peso depreciation, (3) lower interest expense due to lower average debt level, and (4) higher monetary gains due to higher net monetary liability position in Venezuela and higher U.S. inflation, which is applied to our dollar denominated debt.

        Other expenses, net increased to Ps.282 million in 2004 from Ps.174 million in 2003. This is primarily due to write-downs of some fixed assets at GIMSA's Chalco plant and at PRODISA and, to a lesser extent, write-offs of goodwill and preoperating expenses and brands. These impairment adjustments resulted from the application of Bulletin C-15, "Impairment in the Value of Long-Lived Assets and their Disposal."

        Provisions for income taxes and employee profit sharing increased to Ps.760 million in 2004 from Ps.669 million in 2003 in connection with higher pretax income. Our effective tax rate (income tax and employees profit sharing) for 2004 was 49% as compared to 60% in 2003. For additional information, please refer to the reconciliation of effective tax rates in Note 15 of our financial statements.

        Our share of net income from unconsolidated associated companies increased to Ps.278 million in 2004 from Ps.234 million in 2003 reflecting primarily higher income from our ownership interest in GFBanorte.

        As a result of the above factors, our income before minority interest was Ps.1,078 million in 2004 compared to Ps.674 million in 2003 and our majority net income was Ps.908 million in 2004 compared to Ps.491 million in 2003.

Subsidiary Results

Gruma Corporation

        Gruma Corporation's net sales increased 14% to Ps.12,092 million in 2004 compared to Ps.10,608 million in 2003. The increase was due to an 11% rise in sales volume coupled with (1) a change in the product mix toward the tortilla business, characterized by higher-priced products than corn flour products; (2) a change in the mix within the tortilla business toward value-added products (e.g., low-carb wheat flour tortillas), which are higher priced than regular wheat flour tortillas; and (3) a continued increase in retail corn flour sales. In the United States, sales volume increased due to continuing strong demand and increased geographic coverage in the tortilla business and, to a lesser extent, in the corn flour operation. The two European acquisitions concluded during July 2004 also contributed to the rise in Gruma Corporation's overall sales volume.

        Gruma Corporation's combined corn flour and tortilla sales volume increased by 11% to 1,088,000 tons in 2004 from 979,000 tons in 2003. Corn flour sales volume increased 5% while tortilla sales volume increased 15%.

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

        Cost of sales of Gruma Corporation as a percentage of net sales increased to 55.4% in 2004 from 53.5% in 2003 due to a combination of factors, including (1) higher raw-material and packaging costs, (2) the consolidation of the European acquisitions; (3) a change in the sales mix toward lower-margin products, such as our low-carb and Guerrero brand tortillas; and (4) stronger distribution of lower-margin products not manufactured by Gruma Corporation, such as sauces and dips. Gruma Corporation's cost of sales increased 18% to Ps.6,693 million in 2004 compared to 5,672 million in 2003, due to the cost increases mentioned above, as well as volume growth and the use of more expensive raw materials in new value-added products.

        SG&A expenses of Gruma Corporation increased 6% to Ps.4,200 million in 2004 from Ps.3,955 million in 2003 due to increases in distribution and transportation expenses. These increases came from (1) sales volume growth, (2) higher tariffs due to increased energy costs, (3) sales in new regions, and (4) the need to move products among tortilla plants due to capacity constraints at certain plants. SG&A as a percentage of net sales decreased to 34.7% in 2004 from 37.3% in 2003 due to better absorption of expenses.

GIMSA

        GIMSA's net sales increased by 6% to Ps.5,980 million in 2004 compared with Ps.5,653 million in 2003. The increase in net sales resulted from higher sales volume and higher corn flour prices. GIMSA selectively and gradually implemented price increases throughout 2004, especially during the fourth quarter, to offset higher energy and corn costs. In constant peso terms, the average price of corn flour increased 3% in 2004 compared to 2003. GIMSA's sales volume increased 3% in 2004 to 1,447,843 tons from 1,406,065 tons in 2003 due to (1) the development of new types of corn flour, which prompted some corporate customers to use GIMSA as their preferred supplier, (2) sales volume growth to supermarket clients, and (3) export sales to Gruma Corporation.

        GIMSA's cost of sales as a percentage of net sales decreased slightly to 73.7% in 2004 from 73.8% in 2003 as a result of the above-mentioned price increases which more than offset cost increases. In constant peso terms, GIMSA's cost of sales increased 6% to Ps.4,406 million in 2004 from Ps.4,173 million in 2003 in connection with sales volume growth and cost increases, especially with regard to energy and corn.

        GIMSA's SG&A expenses as a percentage of net sales decreased slightly to 18.5% in 2004 from 18.6% in 2003 due to better expense absorption reflecting higher net sales. In constant peso terms, SG&A expenses increased 5% to Ps.1,108 million in 2004 from Ps.1,052 million in 2003 as a result of higher selling expenses stemming from the nationwide marketing campaign launched at the end of 2003.

Gruma Venezuela

        Net sales from Gruma Venezuela were flat at Ps.3,213 million in 2004 million due to higher prices in connection with higher raw-material costs. The difficult competitive environment, together with price controls, limited the company's ability to raise prices sufficiently to offset higher raw-material costs (specifically those of corn, wheat, rice, oat, and oil). In addition, the 3% decline in sales volume negatively affected fixed-cost absorption.

        Sales volume from Gruma Venezuela decreased by 3% in 2004 to 504,000 tons from 518,000 tons in 2003. Two primary factors contributed to the 3% decrease in sales volume in 2004. The first was the entry into the market of a new competitor focused on supplying the governmental social welfare and distribution programs. The second was that our main competitor within the corn flour business increased operations to a normal level in 2004, having regained part of the business it lost in 2003.

        Cost of sales of Gruma Venezuela increased 8% to Ps.2,510 million in 2004 from Ps.2,320 million in 2003, due to higher raw-material costs. Cost of sales as a percentage of net sales increased to 78.1% in 2004 from 72.0% in 2003, because the difficult competitive environment, together with price controls, limited Gruma Venezuela's ability to raise prices sufficiently to offset higher raw-material costs (specifically those of corn, wheat, rice, oat, and oil). In addition, the 3% decline in sales volume negatively affected fixed-cost absorption.

        SG&A expenses of Gruma Venezuela increased 8% to Ps.524 million in 2004 compared to Ps.483 million in 2003. SG&A expenses as a percentage of net sales increased to 16.3% in 2004 from 15.0% in 2003. The increase comes mainly from the transportation industry's implementation of higher freight tariffs because of higher maintenance costs and increased demand for transportation services from industries such as construction and the government's social welfare and distribution programs.

Molinera de México

        Molinera de México's net sales decreased 10% to Ps.1,948 million in 2004 from Ps.2,165 million in 2003, while sales volume decreased 20% to 460,000 in 2004 from 575,000 in 2003. This was due primarily to a change in its service contract with its largest customer, pursuant to which Molinera de México stopped selling wheat flour to this customer and instead processed wheat flour for this customer using wheat provided by the customer. In return Molinera de México retains the by-product of this process, mill-feds, as its only payment for this processing service. As a result of this change, Molinera de México records profits realized under the contract as a deduction from overall cost of sales and not as a component of both net sales and cost of sales, as had been the case in 2003. The rate of decrease in net sales was lower than that of sales volume due primarily to higher wheat flour prices charged by Molinera de México and to a lesser extent is a result of the change in the new service contract which removed the sales and sales volume figures associated with Molinera de México's largest customer as discussed above, which resulted in a greater difference between the net sales and the related sales volume figures which are associated with its remaining customers.

        Cost of sales of Molinera de México decreased 13% to Ps.1,577 million in 2004 compared to Ps.1,807 million in 2003 primarily due to the new service contract mentioned above. Cost of sales as a percentage of net sales decreased to 81.0% from 83.5% reflecting a change in connection with the new service contract.

        SG&A expenses of Molinera de México increased 2% to Ps.391 million in 2004 from Ps.383 million in 2003 due to the strengthening of the sales force and higher promotion and advertising expenses related to the launch of premixed flour products for retail sale, as well as other initiatives. SG&A expenses as a percentage of net sales increased to 20.1% in 2004 from 17.7% in 2003 due mainly to the new service contract mentioned above and, to a lesser extent, the above-mentioned increase in SG&A expenses.

Gruma Centroamérica

        Gruma Centroamérica's net sales increased 8% to Ps.1,231 million in 2004 from Ps.1,142 million in 2003 reflecting the increase in sales volume and, to a lesser extent, higher prices, especially in the corn flour segment. Gruma Centroamérica's sales volume increased 7% in 2004 to 154,000 tons from 144,000 tons in 2003 as a result of the increased distribution to customers that had been underserved by wholesalers, especially in rural areas, and by the low corn supplies which favored corn flour consumption.

        Gruma Centroamérica's cost of sales increased 8% to Ps.855 million in 2004 compared to Ps.789 million in 2003 primarily as a result of the 8% growth in corn flour sales volume. Cost of sales as a percentage of net sales increased to 69.5% in 2004 from 69.1% in 2003 as prices did not fully reflect the higher cost of raw materials.

        SG&A expenses of Gruma Centroamérica remained flat at Ps.357 million. SG&A as a percentage of net sales decreased to 29.0% in 2004 from 31.2% in 2003 due to better expense absorption.

LIQUIDITY AND CAPITAL RESOURCES

        Our liquidity and capital resource requirements from 1999 to 2001 reflected a high level of capital expenditures in connection with the construction and acquisition of additional facilities in Mexico, the United States, Central America and Venezuela, as well as significant working capital requirements. During 2003 we decreased capital expenditures compared to prior years and focused on improving operating efficiencies. During 2004, most of our capital expenditures were oriented to Gruma Corporation for the expansion of capacity at existing plants, general facilities upgrades, and the acquisition of one corn flour company in Italy, one tortilla plant in the Netherlands, and one tortilla plant in Las Vegas. In 2005, most of our capital expenditures were mainly applied to Gruma Corporation and GIMSA for the construction of a new tortilla plant, expansion of corn flour and tortilla capacity at existing plants, several acquisitions including the CHS (tortilla assets), the tortilla company near San Francisco, and the Agroinsa acquisition, and general facilities upgrades. These investments were made to accommodate the continuous growth of our business.

        We fund our liquidity and capital resource requirements through a variety of sources, including:

  •
  cash generated from operations;

  •
  uncommitted short-term and long-term lines of credit;

  •
  committed medium-term facilities;

  •
  offerings of medium- and long-term debt; and

  •
  sales of our equity securities and those of our subsidiaries from time to time.

        We believe that our overall sources of liquidity will continue to be sufficient during the next 12 months to satisfy our foreseeable financial obligations and operational requirements. The principal factors that could decrease our sources of liquidity are a significant decrease in the demand for, or price of, our products, each of which could limit the amount of cash generated from operations, and a lowering of our corporate credit rating or any other downgrade, which could increase our costs with respect to new debt and cause our stock price to suffer. Our liquidity is also affected by factors such as the depreciation or appreciation of the peso and changes in interest rates. As discussed below, Gruma, S.A. de C.V. is subject to financial covenants contained in some of its debt agreements which require it to maintain certain financial ratios and balances on a consolidated basis and Gruma Corporation is subject to financial covenants contained in some of its debt and lease agreements which require it to maintain certain financial ratios and balances on a consolidated basis. The interest that Gruma, S.A. de C.V. and Gruma Corporation pay on a portion of its debt may increase if overall leverage increases above specific levels, or if it fails to comply with certain financial covenants. An increase in the interest that Gruma, S.A. de C.V. and Gruma Corporation pay on its debt could limit these companies' ability to help support our liquidity and capital resource requirements.

        Mr. González Barrera has pledged part of his shares in our company to secure some of his borrowings. If there is a default and the lenders enforce their rights against any or all of these shares, Mr. González Barrera and his family could lose control over us and a change of control could result. This could trigger a default in one of our credit agreements and have a material adverse effect upon our business, financial condition, results of operations and prospects. For more information about this pledge, see "Item 7. Major Shareholders and Related Party Transactions."

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

Working Capital

        We define working capital as current assets, excluding restricted cash, minus current liabilities, excluding short-term bank loans and current portion of long-term debt. Our working capital as of the dates indicated was as follows:

December 31, 2004	Ps.4,875 million
December 31, 2005	Ps.4,622 million

Indebtedness

        Our indebtedness bears interest at fixed and floating rates. As of June 12, 2006, approximately 58% of our outstanding indebtedness bore interest at fixed rates and approximately 42% bore interest at floating rates, with almost all floating-rate indebtedness bearing interest based on LIBOR. We partially hedge both our interest rate exposure and our foreign exchange rate exposure as discussed below. For more information about our interest rate and foreign exchange rate exposures, see "Item 11. Quantative and Qualitative Disclosures About Market Risk."

        Standard & Poor's upgraded Gruma, S.A. de C.V. to BBB- from BB+ with a stable outlook in June 2004. In September 2004, Fitch Ratings assigned Gruma, S.A. de C.V. a new senior unsecured foreign currency and local currency rating of "BBB-" with an outlook of "Stable." The foreign currency debt rating is also applicable to Gruma, S.A. de C.V.'s 7.625% Notes Due 2007. On November 21, 2004, Fitch Ratings assigned its "BBB-' rating to Gruma S.A. de C.V.'s U.S.$300 million perpetual bond. Also, on November 24, 2004, Standard & Poor's Ratings Services assigned its "BBB-' rating to

Gruma S.A. de C.V.'s U.S.$300 million perpetual bond. In addition, in November 2004, Moody's Investors Service upgraded Gruma, S.A. de C.V.'s senior unsecured notes to Ba1 from Ba2 and its senior implied rating to Ba1 from Ba2, with an outlook of "Positive." Any downgrades or changes in outlook with negative implications could cause our debt costs to fluctuate which could ultimately affect our stock price.

        On November 16, 2004, Gruma S.A. de C.V. commenced a tender offer to purchase its outstanding U.S.$250,000,000 aggregate principal amount of 7.625% Notes Due 2007. Upon completion of the tender offer approximately U.S.$200,000,000 aggregate principal amount of the 7.625% Notes Due 2007 had been tendered and approximately U.S.$50,000,000 in aggregate principal amount of the 7.625% Notes Due 2007 remain outstanding. In April 2001, we entered into an interest rate swap converting the interest payments on the U.S.$250,000,000 debt from a fixed rate (7.625%) to a variable rate (LIBOR plus 2.035%). We immediately entered into a further swap agreement with respect to the interest payments on the same U.S.$250,000,000 debt whereby we receive a fixed interest rate of 5.485% and will pay a LIBOR rate. These swaps agreements remain in place with respect to interest payments on the U.S.$250,000,000 principal amount. These swap agreements offset each other effectively leaving us with the original fixed interest rate payment of 7.625% on the approximately U.S.$50,000,000 in aggregate principal amount which remains outstanding after the tender offer.

        On October 4, 2004, we obtained a US$250 million, five year syndicated senior credit facility, which we refer to as the 2004 Facility, from a syndicate of banks, which consists of a US$150 million senior term loan facility and a US$100 million senior revolving credit facility, both with a five-year tenor. However, on July 28, 2005, we refinanced this 2004 Facility through a syndicate of five banks which we refer to as the 2005 Facility achieving a reduction in the interest rate and eliminating the partial principal amortizations in years 2008 and 2009 and leaving a bullet payment at maturity in July 2010, among other minor benefits. As of June 15, 2006, there was US$150 million outstanding under the 2005 Facility with US$100 million of revolving credit available.

        The interest rate for the 2005 Facility is LIBOR plus 40 basis points during the first year. Thereafter the spread could fluctuate in relation to our leverage and could fluctuate between 37.5 and 45 basis points. However, on November 2, 2004, we entered into an interest rate swap transaction with five banks with an aggregate notional amount of US$150 million maturing on April 5, 2008, whereby we fixed the 6-month LIBOR rate associated with the term portion of the 2004 Facility at an average rate of 3.2725%. This interest rate swap was modified with respect to its calculation dates to match the 2005 Facility resulting in an average fixed rate of 3.2775% and a maturity on March 30, 2008. The swap transaction provides that the counterparty pay us unless 6-month LIBOR reaches 6%, in which case the parties have no obligation to pay any amount for the applicable period.

        However, in March 8, 2006, we increased this 6% level up to 6.5% and 6.75% for the interest payment dates due in 2007 obtaining a fixed average rate of 3.6175% for 2007. In addition, on December 12, 2005, we entered into a new interest rate swap for the 2005 Facility with a single bank, starting on March 30, 2008 and maturing on March 30, 2009, whereby we fixed the 6-month LIBOR rate associated with the term portion at an average rate of 4.505%. The swap transaction provides that the counterparty pay us unless 6-month LIBOR reaches 7%, in which case the parties have no obligation to pay any amount for the applicable period.

        On December 3, 2004, Gruma S.A. de C.V. issued U.S.$300 million 7.75% senior, unsecured perpetual bonds which were graded BBB- by Standard & Poor's Ratings and by Fitch Ratings. The bonds which have no fixed final maturity date, have a call option exercisable by GRUMA at any time beginning five years after the issue date. As of June 15, 2006 we had exchange rate forward contracts for part of the interest payments due in 2006 and 2007 on our US$300 million 7.75% perpetual bond, for an aggregate notional amount of U.S.$15.3 million at an average exchange rate of Ps.11.8205 per U.S. dollar.

        As of December 31, 2005, we had committed U.S. dollar-denominated long-term lines of credit totaling Ps.1,807 million (approximately U.S.$170 million) available from banks in México and the United States of which we have drawn Ps.675 million (approximately U.S.$63.5 million). As of the same date, we also had uncommitted short-term lines of credit totaling Ps.4,280.7 million (approximately U.S.$403 million) available from Mexican and international banks, of which we had drawn Ps.199.1 million (approximately U.S.$18.7 million). Should we elect to utilize the uncommitted lines of credit, we would have to negotiate the terms and conditions at the time of use.

        At December 31, 2005, we had total outstanding long-term debt aggregating approximately Ps.6,395.7 million (approximately U.S.$601.7 million). All of our long-term debt at such date was dollar-denominated. Our long-term debt includes U.S.$50.5 million, or Ps.537.3 million, of principal amount of the 7.625% Notes due 2007, which we issued in October 1997, U.S.$178 million or Ps.1,892.1 million of principal amount of the 2005 Facility which we issued in July 2005, and U.S.$300 million, or Ps.3,189 million, of principal amount of the 7.75% Perpetual Bonds, which we issued in December 2004.

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

        Gruma Corporation is also subject to covenants which limit the amount of dividends that can be paid under certain circumstances. Both Gruma, S.A. de C.V. and Gruma Corporation are also subject to covenants which limit the amounts that may be advanced to, loaned to, or invested in, us under certain circumstances. In addition, both Gruma, S.A. de C.V. and Gruma Corporation are required to maintain certain financial ratios and balances. Upon the occurrence of any default or event of default under its credit and lease agreements, Gruma Corporation generally is prohibited from making any payments to us or our other subsidiaries or affiliates. The covenants described above and other covenants could limit our and Gruma Corporation's ability to help support our liquidity and capital resource requirements. Gruma, S.A. de C.V. and Gruma Corporation are currently in compliance with all of the covenants contained in the debt and lease agreements.

        As of December 31, 2005, Gruma Corporation had three sale-leaseback agreements, entered in 1996, of a tortilla production facility and various production equipment located at one of the company's tortilla plants and at one of its corn flour facilities, both in the U.S. The agreement related to the tortilla production facility is, under Mexican GAAP, accounted for as an operating lease. Under U.S. GAAP, this arrangement would have been accounted for as a capital lease because a continuing involvement from the seller-lessee is present, and consequently, the risk and benefits of the property are not transferred to the buyer-lessor. Average annual rental payments under this lease, expiring in 2011, will be approximately U.S.$3.5 million, based upon the financial statements for the year ended December 31, 2005. The agreement provides Gruma Corporation with a purchase option to acquire the facility at fair market value at the expiration of the lease, and also an early purchase option, which permits Gruma Corporation to acquire the facility at fair market value approximately three-quarters of the lease term.

        As of December 31, 2005, we had total cash and cash equivalents of Ps.327 million. Restricted cash is comprised primarily of undistributed proceeds from tax-exempt industrial development bonds issued by Gruma Corporation held by a trustee available for future purchases of certain plants and equipment.

        The following table presents our amortization requirements with respect to our total indebtedness as of March 31, 2006.

Year	In Millions of U.S. Dollars
2006		39.3
2007		108.6
2008		4.8
2009		22.2
2010 and thereafter		453.5

Total	U.S.$	628.4

        The following table sets forth our ratios of consolidated debt to total capitalization (i.e., consolidated debt plus total stockholders' equity) and consolidated liabilities to total stockholders' equity as of the dates indicated. For purposes of these ratios, consolidated debt includes short-term debt.

Date	Ratio of Consolidated Debt to Total Capitalization	Ratio of Consolidated Liabilities to Total Stockholders' Equity
December 31, 2004	0.32	0.83
December 31, 2005	0.33	0.90

Capital Expenditures

        In 2003, we spent U.S.$58 million on capital expenditures, primarily on capacity expansion and technology upgrades. Beginning in 2004, we increased our capital expenditures. In 2004, we spent U.S.$115 million on capital expenditures, mainly applied to Gruma Corporation for the expansion of corn flour and tortilla capacity, including the two European acquisitions, the acquisition of a tortilla plant in Las Vegas and general facilities upgrades in our U.S. plants. The investments were made to accommodate the continuous growth in our business. In 2005, we invested approximately U.S.$193 million, which were mainly applied to Gruma Corporation and GIMSA. In Gruma Corporation capital expenditures were applied mostly for expansion and upgrades of existing facilities, the construction of a new tortilla plant in Pennsylvania, the acquisition of one small tortilla plant in San Francisco, California and the tortilla assets of CHS which consisted of three plants (Forth Worth, Texas, Phoenix, Arizona and New Brighton, Minnesota). In GIMSA, most of the capital expenditures were applied for the acquisition of Agroinsa. We have budgeted approximately U.S.$260 million for capital expenditures in 2006. This includes approximately U.S.$42 million spent during the first quarter of 2006, most of which was applied to Gruma Corporation for the expansion of tortilla capacity and, to a lesser extent, for the expansion of corn flour capacity in GIMSA. The investments were made to accommodate the continuing growth of business. This capital expenditures budget does not include any potential acquisitions.

        We expect to be able to fund our capital expenditures primarily from funds from operations and from the proceeds of our equity offering completed in January 2006. We believe that funds from operations and from the equity offering will be sufficient to meet our anticipated capital expenditures through the end of this year.

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

        Our operations in Venezuela represented approximately 10% of our sales in 2005. The severe political and economic situation in Venezuela presents a risk to our business that we cannot control and that cannot be accurately measured or estimated. Our financial condition and results of operations could be adversely affected due to the fact that (i) a portion of our sales are denominated in bolivars, (ii) Gruma Venezuela produces products that are subject to price controls and (iii) we may have difficulties repatriating dividends from Gruma Venezuela and importing some of our raw material requirements because of the foreign exchange controls. In the case of some of our raw materials, we may also face increasing costs due to the implementation of import tariffs. See "Item 3. Risk Factors—Risks Related to Venezuela—Venezuela Presents Significant Economic Uncertainty and Political Risk, Which May in the Future Have an Adverse Impact on Our Operations and Financial Performance."

RESEARCH AND DEVELOPMENT

        We continuously engage in research and development activities that focus on, among other things: increasing the efficiency of our proprietary corn flour and corn/wheat tortilla production technology; maintaining high product quality; developing new and improved products and manufacturing equipment; improving the shelf life of certain corn and wheat products; improving and expanding our information technology system; engineering, plant design and construction; and compliance with environmental regulations. We have obtained 54 patents in the United States since 1968, four of which were obtained during the last three years. Nineteen of these patents are in force and effect as of the date hereof and the rest have expired. We currently have a total of five patents in-process. Additionally, nine of our patents are currently in the process of being published in other countries.

        Our research and development is conducted through our subsidiaries INTASA, Tecnomaíz and CIASA. Through Tecnomaíz, we engage in the design, manufacture and sale of machines for the production of corn/wheat tortillas and tortilla chips. We carry out proprietary technological research and development for corn milling and tortilla production as well as all engineering, plant design and construction through INTASA and CIASA. These companies administer and supervise the design and construction of our new plants and also provide advisory services and training to employees of our corn flour and tortilla manufacturing facilities. We have spent Ps.34 million, Ps.38 million and Ps.40 million on research and development in 2003, 2004 and 2005 respectively.

TREND INFORMATION

        Our financial results will likely continue to be influenced by factors such as changes in the level of consumer demand for tortillas and corn flour, government policies regarding the Mexican tortilla and corn flour industry, and the cost of corn, wheat and wheat flour. In addition, we expect our financial results in 2006 to be influenced by:

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
  higher energy costs;

  •
  increased competition in the corn flour business in Venezuela;

  •
  exchange rate fluctuations, particularly increases and decreases in the value of the Mexican peso relative to the Venezuelan bolívar and U.S. dollar; and

  •
  civil and political unrest in Venezuela which may negatively affect the profitability of Gruma Venezuela.

OFF-BALANCE SHEET ARRANGEMENTS

        As of December 31, 2005 we do not have any outstanding off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

        On November 2, 2004, we entered into an interest rate swap transaction with five banks with an aggregate notional amount of U.S.$150 million which became effective on April 5, 2005 and matures on April 5, 2008, whereby we fixed the 6-month LIBOR rate associated with the term portion of the 2004 facility at an average rate of 3.2725%. The swap transaction provides that the counterparty pay us unless 6-month LIBOR reaches 6%, in which case the parties have no obligation to pay any amount for the applicable period. On September 30, 2005, this interest rate swap was modified resulting in an average fixed rate of 3.2775% and matures on March 30, 2008. The swap transaction provides that the counterparty pay us unless 6-month LIBOR reaches 6%, in which case the parties have no obligation to pay any amount for the applicable period. However, on March 8, 2006 we modified this 6% level up to 6.5% and 6.75% for the interest payment dates due in 2007 obtaining a fixed average rate of 3.6175% for this year. In addition, on December 12, 2005 we entered into a new interest rate swap for the 2005 Facility with a single bank, starting on March 30, 2008 and maturing on March 30, 2009, whereby we fixed the 6-month LIBOR rate associated with the term portion at an average rate of 4.505%. The swap transaction provides that the counterparty pay us unless 6-month LIBOR reaches 7%, in which case the parties have no obligation to pay any amount for the applicable period. For a description of our debt, see Note 10 to our financial statements.

        Additionally, during 2005, we entered into exchange rate forward and option contracts for part of the interest payments due in 2006 and 2007 (corresponding to our US$300 million 7.75% perpetual bond), for an aggregate notional amount of U.S.$15.3 million outstanding as of June 15, 2006 at an average exchange rate of Ps.11.8205 per U.S. dollar. In April 2001, we entered into an interest rate swap converting the interest payments on our U.S.$250,000,000 7.625% Notes Due 2007 from a fixed rate (7.625%) to a variable rate (LIBOR plus 2.035%). We immediately entered into a further swap agreement with respect to the interest payments on the same U.S.$250,000,000 debt whereby we receive a fixed interest rate of 5.485% and will pay a LIBOR rate. These swaps agreements remain in place with respect to interest payments on the U.S.$250,000,000 principal amount. These swap agreements offset each other effectively leaving us with the original fixed interest rate payment of 7.625% on the approximately U.S.$50,000,000 in aggregate principal amount which remains outstanding after the tender offer.

        In addition to the above arrangements, we have commitments under certain firm contractual arrangements to make future payments for goods and services. These firm commitments secure the future rights to various assets to be used in the normal course of operations. For example, we are contractually committed to make certain minimum lease payments for the use of property under operating lease agreements. In accordance with Mexican GAAP, the future rights and obligations pertaining to such firm commitments are not reflected as assets and liabilities on the accompanying consolidated balance sheets. As of December 31, 2005, Gruma Corporation had three sale-leaseback agreements, entered in 1996, of a tortilla production facility and various production equipment located at one of the company's tortilla plants and at one of its corn flour facilities, both in the U.S. The agreement related to the tortilla production facility is, under Mexican GAAP, accounted for as an operating lease. Under U.S. GAAP, this arrangement would have been accounted as a capital lease because a continuing involvement from the seller-lessee is present, and consequently, the risk and benefits of the property are not transferred to the buyer-lessor. Average annual rental payments under this lease, expiring in 2011, will be approximately U.S.$3.5 million, based upon the financial statements for the year ended December 31, 2005. The agreement provides Gruma Corporation with a purchase option to acquire the facility at fair market value at the expiration of the lease, and also an early purchase option, which permits Gruma Corporation to acquire the facility at fair market value after approximately three-quarters of the lease term. The U.S. GAAP balance sheet as of December 31, 2004 and 2005 would reflect an increase in the fixed assets, net, balance of Ps.106.3 million and Ps.73.0 million (net of accumulated depreciation of Ps.72.5 million and Ps.78.5 million respectively), respectively, and an increase in the long-term debt balance of Ps.178.8 million and Ps.151.5 million, respectively.

        The following table summarizes separately our material firm commitments at December 31, 2005 and the timing and effect that such obligations are expected to have on our liquidity and cash flow in the future periods. In addition, the table reflects the timing of principal and interest payments on outstanding debt, which is discussed in "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness." We expect to fund the firm commitments with operating cash flow generated in the normal course of business.

Contractual Obligations and Commercial Commitments	Total	Less than 1 Year	From 1 to 3 Years	From 3 to 5 Years	Over 5 Years
	(in millions of U.S. dollars)
Long-term debt obligations	601.6	—	97.8	203.8	300.0
Operating lease obligations(1)	165.7	38.1	64.7	36.3	26.6
Purchase obligations(2)	141.0	141.0	—	—	—
Other liabilities(3)	48.4	48.4	—	—	—

Total	956.7	227.5	162.5	240.1	326.6

(1)
Operating lease obligations primarily relate to minimum lease rental obligations for our real estate and operating equipment in various locations.

(2)
Purchase obligations relate to our minimum commitments to purchase commodities, raw materials, machinery and equipment.

(3)
Other relate to short-term bank loans and the current portion of long-term debt.

U.S. GAAP RECONCILIATION

        Our consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. See Note 22 to our audited consolidated financial statements for information relating to the nature and effect of such differences. Mexican GAAP financial statements recognize the effects of inflation, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. We are not required to reverse many of the Mexican inflation accounting adjustments when reconciling Mexican GAAP to U.S. GAAP, as these adjustments provide a means of measuring the effects of price-level changes in the inflationary Mexican economy. Accordingly, these inflation-adjusted figures are considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

        Net income under U.S. GAAP amounted to Ps.640.3 million in 2003, Ps.803.1 million in 2004 and Ps.1,190.7 million in 2005, compared with majority net income under Mexican GAAP of Ps.491.4 million in 2003, Ps.907.9 million in 2004 and Ps.1,186.0 million in 2005.

        Stockholders' equity under U.S. GAAP amounted to Ps.10,096.4 million in 2004 and Ps.10,468.8 million in 2005, compared with stockholders' equity under Mexican GAAP of Ps.13,532.5 million in 2004 and Ps.14,097.6 million in 2005. See Note 22 to our audited consolidated financial statements for a further discussion of the adjustments under U.S. GAAP.

New Accounting Standards

New Accounting Pronouncements under Mexican GAAP

        Starting June 1, 2004 the Mexican Financial Reporting Standards Board ("CINIF") took the responsibility for the development of the accounting and reporting standards in Mexico. As part of this responsibility and after a detailed examination process that took place during 2004 and 2005, the CINIF issued several Financial Reporting Standards ("FRS") which became effective starting January 1, 2006.

        The objective of the FRS is to harmonize local standards adopted by different domestic business sectors and to converge as far as possible with the International Financial Reporting Standards ("IFRS").

        The hierarchy of the FRS, which is effective starting January 1, 2006, is as follows:

  •
  The FRS and the related interpretation issued by the CINIF.

  •
  The statements issued by the Accounting Principles Board ("APB") of the Mexican Institute of Public Accountants, which have not been modified, substituted or otherwise supersede by the new FRS.

  •
  The IFRS applicable on a supplementary basis.

        The circulars issued by the APB will remain as recommendations and will be part of the FRS until they are no longer applicable, since they have been superseded or have been included in a new FRS.

        The FRS whose adoption will not have a material affect in the financial information are as follows:

  •
  FRS A-1: Structure of the Financial Accounting Standards

  •
  FRS A-2: Basic principles

  •
  FRS A-3: User needs and financial statement objectives

  •
  FRS A-4: Qualitative characteristics of the financial statements

  •
  FRS A-5: Basic elements of the financial statements

  •
  FRS A-6: Recognition and valuation

  •
  FRS A-7: Presentation and disclosure

  •
  FRS A-8: Supplement

  •
  FRS B-1: Accounting changes and correction of errors

Recently Issued U.S. Accounting Standards

        In April 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 154, "Accounting Changes and Error Corrections" ("SFAS No. 154"), requiring retrospective application as the method for reporting a change in accounting principle, unless impracticable or precluded by other authoritative pronouncements. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS No. 154 carries forward the guidance in APB Opinion No. 20, Accounting Changes, for the reporting of the correction of an error. SFAS No. 154 is effective for fiscal years beginning after December 15, 2005 and is not expected to have a material effect on the Company's financial position or results of operations.

        In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Instruments" ("SFAS No. 155"). This standard amends the guidance in SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. The provisions of SFAS No. 155 nullify or amend certain Derivatives Implementation Group (DIG) Issues. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of this Statement to have any material effect on its financial position or results of operations.

        In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets—An Amendment of FASB Statement No. 140". This standard amends the guidance in SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". Among other requirements, SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations:

  •
  A transfer of the servicer's financial assets that meets the requirements for sale accounting;

  •
  A transfer of the servicer's financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities"; or

  •
  An acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates.

        SFAS No. 156 is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier adoption permitted. The Company does not expect the adoption of this Statement to have any material effect on its financial position or results of operations.

ITEM 6. Directors, Senior Management and Employees.

MANAGEMENT STRUCTURE

        Our management is vested in our board of directors. Our day to day operations are handled by our executive officers.

Directors

        Our bylaws require that our board of directors be composed of a minimum of five and a maximum of twenty directors, as decided at our Ordinary General Shareholders' Meeting. Pursuant to Mexican law, at least 25% of the members of the board of directors must be independent. Under our bylaws and the Archer-Daniels-Midland association, as long as Archer-Daniels-Midland owns at least 20% of our capital stock, it will have the right to designate two of our directors and their corresponding alternates. Archer-Daniels-Midland has designated Allen Andreas, its Chairman, and Douglas J. Schmalz, its Senior Vice President and Chief Financial Officer, as members of our board of directors. Archer-Daniels-Midland has elected David J. Smith, its Senior Vice President, Secretary and General Counsel, and Steve Mills its Group Vice President and Controller, to serve as alternates for Mr. Andreas and Mr. Schmalz, respectively. In addition, under Mexican law, any holder or group of holders representing 10% or more of our capital stock may elect one director and its corresponding alternate.

        The board of directors, which was elected at the Ordinary General Shareholders' Meeting held on April 27, 2006, currently consists of 15 directors, with each director having a corresponding alternate director. The following table sets forth the current members of our board of directors, their ages, years of service, principal occupations, outside directorships, other business activities and experience, their directorship classifications as defined in the Code of Best Corporate Practices promulgated by a committee formed by the Mexican Entrepreneur Coordinating Board (Consejo Coordinador Empresarial), and their alternates. The terms of their directorships are for one year or until their appointed successors take office.

Roberto González Barrera	Age:	75
	Years as Director:	24
	Principal Occupation:	Chairman of the board of directors of GRUMA and GIMSA
	Outside Directorships:	Chairman of the board of directors of Grupo Financiero Banorte, Banco Mercantil del Norte, and Banco del Centro.
	Directorship Type:	Shareholder, related
	Alternate:	Jairo Senise
Allen Andreas	Age:	63
	Years as Director:	9
	Principal Occupation:	Chairman of the Board of Archer-Daniels-Midland Company
	Outside Directorships:	Member of the Supervisory Board of the A.C. Toepfer International Group, Agricore United, trustee, Economic Club of New York, the Trilateral Commission, The Bretton Woods Committee, the International Council on Agriculture, Food and Trade, member, The Emergency Committee for American Trade, World Economic Forum, G100, European Advisory Board of the Carlyle Group and various other business operations in Latin America, Europe and the Asia-Pacific region.
	Business Experience:	CFO of European operations and VP and counsel to the Executive Committee of Archer-Daniels-Midland Company, President and CEO of ADM, Attorney for the United States Treasury Department.
	Directorship Type:	Shareholder, independent
	Alternate:	David J. Smith

Juan Diez-Canedo Ruiz	Age:	55
	Years as Director:	1
	Principal Occupation:	President of Fomento y Desarrollo Comercial
	Outside Directorships:	Financial expert of the audit committees of GRUMA and GIMSA. Alternate member of the Board of Grupo Financiero Banorte, Banco Mercantil del Norte, and Banco del Centro; member of the Board of Deportes Martí.
	Business Experience:	CEO of Cintra, Executive Vice President of Grupo Financiero Banorte, Banking Director of Grupo Financiero Probursa. Alternate Chief Executive Officer of Banco Internacional.
	Directorship Type:	Independent,
	Alternate:	Felipe Diez-Canedo Ruiz
Juan Antonio González Moreno	Age:	48
	Years as Director:	2
	Principal Occupation:	President of GRUMA Asia and Oceania
	Outside Directorships:	Alternate member of the board of Grupo Financiero Banorte, Banco Mercantil del Norte, and Banco del Centro.
	Business Experience:	Several management positions within GRUMA, including Senior Vice President of special projects at the tortilla business of Gruma Corporation, President of the corn flour operations of Gruma Corporation and COO of GIMSA.
	Directorship Type:	Related
	Alternate:	Roberto González Valdés
Roberto González Moreno	Age:	54
	Years as Director:	19
	Principal Occupation:	Chairman and President of Corporación Noble.
	Other Directorships:	Member of the Board of GIMSA and alternate member of Grupo Financiero Banorte, Banco Mercantil del Norte, and Banco del Centro
	Business Experience:	Several management positions within GRUMA, including COO of GIMSA and Director of GRUMA's former Fast Food Division, President of RGM Inc., Exportaciones El Parián.
	Directorship Type:	Related
	Alternate:	José de la Peña y Angelini
Carlos Hank Rhon	Age:	58
	Years as Director:	12
	Principal Occupation:	Chairman and principal shareholder of Grupo Financiero Interacciones
	Outside Directorships:	Chairman of Grupo Hermes, and Grupo Coin/La Nacional
	Business Experience:	Grupo Financiero Interacciones, Grupo Hermes, The Laredo National Bank, South Texas National Bank
	Directorship Type:	Related
	Alternate:	Carlos Hank González

Roberto Hernández Ramírez	Age:	64
	Years as Director:	11
	Principal Occupation:	Chairman of the board of directors of Banco Nacional de México, and Director of Grupo Financiero Banamex.
	Outside Directorships:	Member of the board of directors of Grupo Televisa and Citigroup
	Business Experience:	CEO of Banco Nacional de México, Chairman and Director of the Mexican Stock Exchange, Chairman of the Mexican Banking Association, Chairman of Acciones y Valores Banamex.
	Directorship Type:	Independent
	Alternate:	Esteban Malpica Fomperosa
Juan Manuel Ley López	Age:	73
	Years as Director:	12
	Principal Occupation:	Chairman and CEO of Grupo Ley
	Outside Directorships:	Chairman of the Sinaloa-Baja California Consultant Council of Grupo Financiero Banamex-Accival and the National Association of Supermarket and Retail Stores (ANTAD), Chairman of Latin American Association of Supermarkets and member of the board of directors of Grupo Financiero Banamex Accival. and Teléfonos de Mexico.
	Business Experience:	Chief Executive Officer of Casa Ley, consultant and instructor for junior business management at "Junior Business Management Institute" (ICAMI-SINALOA)
	Directorship Type:	Related
	Alternate:	Francisco Villarreal Vizcaíno
Bernardo Quintana Isaac	Age:	64
	Years as Director:	11
	Principal Occupation:	Chairman of the board of directors of Empresas ICA
	Outside Directorships:	Member of the board of directors of Teléfonos de México, Cementos Mexicanos, and Grupo Carso.
	Business Experience:	Executive Vice President and Vice President of the Tourist and Urban Development Division for Grupo ICA
	Directorship Type:	Independent
	Alternate:	Diego Quintana Kawage
Juan A. Quiroga García	Age:	56
	Years as Director:	Since April 2006
	Principal Occupation:	Chief Corporate Officer of GRUMA
	Outside Directorships:	None
	Business Experience:	Vice President of Administration of Gruma Corporation, Chief Administrative and Internal Auditing Officer of GRUMA.
	Directorship Type:	Related
	Alternate:	Raúl A. Peláez Cano

Héctor Rangel Domene	Age:	58
	Years as Director:	Since April 2006
	Principal Occupation:	Chairman of the board of directors of Grupo Financiero BBVA-Bancomer.
	Outside Directorships:	Member of the audit committees of GRUMA and GIMSA. Member of the board of directors of Bancomer, Seguros Bancomer, Afore Bancomer, Casa de Bolsa Bancomer, Cintra, Alestra and Universidad Iberoamericana.
	Business Experience:	President of the Business Coordinating Council and President of The Mexican Bankers Association. Several management positions within Grupo Financiero Bancomer, PEMEX, Banco Mexicano and Citibank.
	Directorship Type:	Independent
	Alternate:	Jaime Alatorre Córdoba
Alfonso Romo Garza	Age:	55
	Years as Director:	12
	Principal Occupation:	Chairman and Chief Executive Officer of Savia
	Outside Directorships:	Member of board of Cementos Mexicanos, Nacional de Drogas, Grupo Comercial Chedraui, member of World Bank's External Advisory Board for Latin America and the Caribbean, member of the board of directors of Donald Danforth Plant Science Center.
	Business Experience:	Director of Strategic Planning and Corporate Development of Visa-Femsa. Founder of Pulsar International.
	Directorship Type:	Independent
	Alternate:	Adrián Rodríguez Macedo
Adrián Sada González	Age:	61
	Years as Director:	12
	Principal Occupation:	Chairman of the board of directors of Vitro
	Outside Directorships:	Member of the board of directors of ALFA, Cydsa, and Regio Empresas, Consejo Mexicano de Hombres de Negocios, Grupo de Industriales de Nuevo León.
	Business Experience:	Chairman of the board of Grupo Financiero Serfin,, CEO of Banpais
	Directorship Type:	Independent
	Alternate:	Manuel Güemes de la Vega
Douglas J. Schmalz	Age:	60
	Years as Director:	Since April 2006
	Principal Occupation:	Senior Vice President and Chief Financial Officer of Archer-Daniels-Midland Company
	Outside Directorships:	Hickory Point Bank and Trust, ADM Investor Services, Decatur Memorial Hospital, The Community Foundation of Decatur / Macon country.
	Business Experience:	Several positions held since 1985 at the Finance Department of the Archer-Daniels-Midland Company.
	Directorship Type:	Shareholder, independent
	Alternate:	Steve Mills

Javier Vélez Bautista	Age:	49
	Years as Director:	4
	Principal Occupation:	Business consultant on strategic and financial issues
	Outside Directorships:	Member of the board of directors of GIMSA, Grupo Financiero Banorte, and Casa de Bolsa Banorte. Chairman of the audit committees of GRUMA and GIMSA. Member of the board committees of Grupo Financiero Banorte, Casa de Bolsa Banorte and British American Tobacco-Mexican Operations.
	Business Experience:	Chief Executive Officer of Nacional Monte de Piedad, founder of Valuelink (a management and financial consulting firm), Executive VP and CFO of GRUMA, former Chief Financial Officer of Gruma Corporation, project director Booz Allen & Hamilton.
	Directorship Type:	Independent
	Alternate:	Jorge Vélez Bautista

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

Senior Management

        The following table sets forth our executive officers, their ages, years of service, current positions, and prior business experience:

Jairo Senise	Age:	50
	Years as Executive Officer:	3
	Years at GRUMA:	3
	Current Position:	Chief Executive Officer of GRUMA
	Other Positions:	President and Chief Executive Officer of Gruma Corporation
	Business Experience:	Regional Vice President and Managing Director of Europe and Eurasia and Regional Vice President of Latin America/South Africa for the Pillsbury Company/General Mills; positions at CPC International/Best Foods, Johnson and Colgate-Palmolive.
Rafael Abreu	Age:	37
	Years as Executive Officer:	2
	Years at GRUMA:	10
	Current Position:	President, Gruma Centroamérica
	Business Experience:	Several positions within Gruma Centroamérica, including Vice President of the corn flour and tortilla operations

Nicolás Constantino	Age:	58
	Years as Executive Officer:	Since January 2006
	Years at GRUMA:	6
	Current Position:	Chief Operating Officer of MONACA
	Business Experience:	Vice President Sales and Exports of the beverage division of the Polar's Group, Director of Sales for the Reynolds Company, National Manager of Sales for the Aliven Company.
José de la Peña y Angelini	Age:	57
	Years as Executive Officer:	3
	Years at GRUMA:	3
	Current Position:	President of GRUMA's Latin American Operations
	Business Experience:	Executive Vice President Sales and Marketing of GRUMA, top management positions at Colgate-Palmolive, senior positions at Chrysler de México, President of the Mexico office of FCB Worldwide.
Leonel Garza Ramírez	Age:	56
	Years as Executive Officer:	7
	Years at GRUMA:	20
	Current Position:	Chief Procurement Officer
	Business Experience:	Manager of Quality and Corn Procurement and Vice President of Corn Procurement at GRUMA.
Roberto González Alcalá	Age:	42
	Years as Executive Officer:	4
	Years at GRUMA:	11
	Current Position:	Chief Operating Officer of GRUMA's Mexican Operations (GIMSA, Molinera de México and PRODISA)
	Business Experience:	Several positions within GRUMA's Central American operations, including Chief Operating Officer, President of the Tortilla Division in Costa Rica. President of the Corn Flour Division in Central America; experience in marketing sales and manufacturing areas.
Juan Antonio González Moreno	Age:	48
	Years as Executive Officer:	2
	Years at GRUMA:	26
	Current Position:	President of GRUMA's Asian-Oceania operations
	Business Experience:	Several management positions within GRUMA, including Senior Vice President of special projects at the tortilla business of Gruma Corporation, President of the corn flour operations of Gruma Corporation and COO of GIMSA.
Homero Huerta Moreno	Age:	43
	Years as Executive Officer:	4
	Years at GRUMA:	21
	Current Position:	Chief Administrative Officer.
	Business Experience:	Various positions within GRUMA including finance and administrative Vice President of Gruma Venezuela.

Heinz Kollmann	Age:	36
	Years as Executive Officer:	Since January 2006
	Years at GRUMA:	Since January 2006
	Current Position:	Chief Technology Officer, Wheat Flour Production
	Business Experience:	Technical director of MAISCAM in Camerun, Head miller for BUHLER in Uzwil, Switzerland; Responsible technician for Argentina, Uruguay, Paraguay, Peru and Bolivia for BUHLER in its Buenos Aires branch office; Production Manager and Special Project Manager for GRAMOVEN / CARGILL in Venezuela; Production Manager and Special Project Manager for Harinera La Espiga in Mexico.
Raúl Alonso Peláez Cano	Age:	45
	Years as Executive Officer:	1
	Years at GRUMA:	1
	Current Position:	Chief Financial Officer
	Business Experience:	Several executive positions with companies including Industrias Resistol, General Electric de México, and Banco Nacional de México.
Juan Antonio Quiroga García	Age:	56
	Years as Executive Officer:	8
	Years at GRUMA:	33
	Current Position:	Chief Corporate Officer
	Other Positions:	Senior Corporate Controller of GIMSA
	Business Experience:	Vice President of Administration of Gruma Corporation, Chief Administrative and Internal Auditing Officer of GRUMA.
Juan Fernando Roche	Age:	51
	Years as Executive Officer:	Since January 2006
	Years at GRUMA:	Since January 2006
	Current Position:	President, Mission Foods
	Business Experience:	Managing Partner, Surest LL. Consulting; Founding Partner, CEOBOARD LLP, Florida; President Northern Latin America, Nabisco; President Europe, Middle East & Africa, Nabisco International; CEO of MAVESA in Venezuela. Other positions in MAVESA: CFO, Supply Chain Management, Group Product Manager.
Felipe Rubio Lamas	Age:	48
	Years as Executive Officer:	2
	Years at GRUMA:	23
	Current Position:	Chief Technology Officer, Corn Flour and Tortilla Production
	Business Experience:	Several managerial and Vice President positions within GRUMA Corporation related to manufacturing processes and design and construction of production facilities.

Salvador Vargas Guajardo	Age:	53
	Years as Executive Officer:	10
	Years at GRUMA:	10
	Current Position:	General Counsel
	Other Positions:	General Counsel of GIMSA
	Business Experience:	Positions at Grupo Alfa, Protexa and Proeza, senior partner of two law firms, including Rojas-González-Vargas-De la Garza y Asociados.

        Mr. Oscar Enrique Urdaneta Finol is the Chief Operating Officer of DEMASECA.

        Mr. Roberto González Alcalá, Chief Operating Officer of GRUMA's Mexican Operations, and Mr. Juan Antonio González Moreno, President of GRUMA's Asia and Oceania operations, are sons of Mr. Roberto González Barrera.

Statutory Auditor

        Under Mexican law, a statutory auditor must be elected by our shareholders at the annual ordinary general shareholders meeting for a term of one year. At the subsequent annual ordinary general shareholders meeting, the statutory auditor is required to review our affairs and report as to the accuracy of the financial information as presented to shareholders by the board of directors. The statutory auditor is also authorized (i) to call ordinary general shareholders meetings, extraordinary general shareholders meetings and board of directors meetings; (ii) to place items on the agenda for general shareholders meetings and meetings of the board of directors; and (iii) to attend general shareholders meetings, meetings of the board of directors, meetings of the audit committee, and any other meetings of intermediate committees to which the board of directors delegates any activities (without the right to vote). At the General Ordinary Shareholders' Meeting held on April 27, 2006, Mr. Hugo Lara Silva was reelected to serve as our Statutory Auditor for one year. His alternate is Mr. Carlos Arreola Enríquez.

        Mr. Hugo Lara Silva is 66 years old. He is a retired co-director of and partner in PricewaterhouseCoopers and was a member of the board of directors, the international executive audit committee and the general partner counsel of that firm. Mr. Hugo Lara Silva has experience with a wide variety of businesses in the public and private sectors and has been the statutory auditor for companies such as Grupo Modelo, S.A. de C.V., Ciba-Geigy Mexicana, S.A. de C.V., El Puerto de Liverpool, S.A. de C.V., Grupo Financiero Bancomer, S.A. de C.V., Grupo Mexicano Somex, S.N.C. and Aseguradora Cuauhtémoc, S.A., among others.

Audit Committee

        As required by our bylaws, an audit committee was appointed at the General Ordinary Shareholders' Meeting held on April 27, 2006. Members of the audit committee were selected from members of the board of directors. The current audit committee is comprised of three members, all of whom are independent directors. Set forth below are the names of our audit committee members, their positions within the committee, and their directorship type:

Javier Vélez Bautista	Position: Directorship Type:	Chairman of the Audit Committee Independent
Juan Diez-Canedo Ruiz	Position: Directorship Type:	Financial Expert of the Audit Committee Independent
Héctor Rangel Domene	Position: Directorship Type:	Member of the Audit Committee Independent

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

        Members of the board of directors are paid a fee of Ps.16,500 for each board meeting they attend.

        For 2005, the aggregate amount of compensation paid to all directors, alternate directors, the statutory auditor, executive officers and audit committee members was approximately Ps.159.8 million (in nominal terms). The contingent or deferred compensation reserved as of December 31, 2005 was Ps.38.7 million (in nominal terms).

        We offer an Executive Bonus Plan that applies to managers, vice presidents, and executive officers. The variable compensation under this plan can range from 15% to 50% of annual base compensation, depending upon the employee's level, his individual performance and the results of our operations.

EMPLOYEES

        As of December 31, 2005, we had a total of approximately 16,582 employees, including unionized 4,790 and non-unionized 11,792, full- and part-time employees. Of this total, we employed approximately 7,245 persons in Mexico, 5,979 in the United States, 1,589 in Central America, 1,435 in Venezuela, 207 in England, 27 in Italy, and 100 in the Netherlands. Total employees for 2004 and 2003 were 15,727 and 15,104, respectively. Of our total employees as of December 31, 2005, approximately 37% were white-collar and 63% were blue-collar.

        In Mexico, workers at each of our plants are covered by a separate contract, under which salary revisions take place once each year, usually in January or February. Non-salary provisions of these contracts are revised bi-annually. We renewed agreements with the three unions that represent our workers in 2005.

        In the United States, Gruma Corporation has four collective bargaining agreements that represent a total of 468 workers at four separate facilities. We renewed and ratified one collective bargaining agreement in 2005. A proposed fifth agreement never materialized due to decertification, however the results of a challenged election from 2001 were certified by the NLRB at a fifth facility which has a potential for an additional 159 workers. Wages are reviewed during negotiations and increases processed per the terms of the particular contract as well as non-monetary provision of the contracts. Salary reviews for non-union employees are done once each year, usually in March for Mission Foods and in May for Azteca Milling, L.P. We believe our current labor relations are satisfactory.

SHARE OWNERSHIP

        The following Directors and Senior Managers have GRUMA shares which in each case represent less than 1% of our capital stock: Mr. José de la Peña y Angelini, Mr. Leonel Garza Ramírez, Mr. Juan Antonio Quiroga García, Mr. Adrián Sada González, Mr. Jairo Senise and Javier Vélez Bautista. In addition, Mr. Roberto González Barrera owns directly and indirectly 211,517,757 shares representing approximately 43.8% of our capital stock and Mr. Juan Antonio González Moreno owns 5,758,556 shares representing approximately 1.2% of our capital stock.

CORPORATE GOVERNANCE PRACTICES

        The significant differences between our corporate governance practices and the New York Stock Exchange standards can be found on our website, www.gruma.com. The information found at this website is not incorporated by reference into this document.

ITEM 7. Major Shareholders And Related Party Transactions.

MAJOR SHAREHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of our capital stock as of April 27, 2006 (which consists entirely of Series B Shares) with respect to Mr. González Barrera and Archer-Daniels-Midland and its affiliates, the only shareholders we know to own beneficially more than 5% of our capital stock, as well as our directors and executive officers as a group and other shareholders. See "Item 9. The Offer and Listing" for a further discussion of our capital stock. With the exception of Archer-Daniels-Midland's right to appoint two members of our board of directors, and their corresponding alternates, the major shareholders do not have different or preferential voting rights with respect to those shares they own. As of April 27, 2006 our Series B shares were held by 1,088 record holders in Mexico.

Name	Number of Series B Shares	Percentage of Outstanding Shares
Roberto González Barrera and family(1)	226,737,790	46.98%
Archer-Daniels-Midland(2)	130,901,630	27.13%
Directors and Officers as a Group(3)	191,811	0.04%
Other shareholders	124,718,721	25.85%

Total	482,549,952	100.00%

(1)
The shares beneficially owned by Mr. González Barrera and his family include: 181,491,961 shares held directly by Mr. González Barrera; 30,025,796 shares held by him through a Mexican corporation jointly owned with Archer-Daniels-Midland and controlled by him; 5,915,329 shares held by Ms. Bertha González Moreno; 3,542,948 shares held by Ms. Graciela S. González Moreno; 5,758,556 shares held by Mr. Juan Antonio González Moreno; and 3,200 shares held by Ms. Mayra A. González Moreno.

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

(3)
This group does not include the shares beneficially owned by Mr. Roberto González Barrera and Mr. Juan Antonio González Moreno, members of our board of directors.

        Mr. González Barrera and his family control approximately 52.1% of our capital stock and therefore have the power to elect a majority of our 15 directors. In addition, under Mexican law, any holder or group of holders representing 10% or more of our capital stock may elect one Director. Under our bylaws and the Archer-Daniels-Midland association, as long as Archer-Daniels-Midland owns at least 20% of our capital stock, it will have the right to designate two members of our board of directors and their corresponding alternates.

        Under the terms of our agreement, Archer-Daniels-Midland may not, without the consent of Mr. Roberto González Barrera, the Chairman of our board of directors, acquire additional shares of us. On September 30, 1999, we completed a rights offering to shareholders in Mexico and ADS holders in the United States. With the authorization of Mr. González Barrera, Archer-Daniels-Midland directly and indirectly purchased a total of 51,408,337 new shares, increasing its direct and indirect ownership of our outstanding shares from approximately 22% to approximately 29% immediately after that purchase.

        We have been informed that Mr. González Barrera has pledged or has been required to pledge part of his shares in our Company as collateral for loans made to him. In the event of a default, should the lenders enforce their rights with respect to these shares, Mr. González Barrera and his family could lose their controlling interest in us. In addition, Mr. González Barrera must give Archer-Daniels-Midland a right of first refusal on any sale of his GRUMA shares if at the time of the sale, he owns, or as a result of the sale will own, less than 30% of our outstanding shares. Should Archer-Daniels-Midland exercise its right, then it could control us. Archer-Daniels-Midland must also give Mr. González Barrera a right of first refusal on any sale of our shares.

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

        At their peak on May 17, 2005, the outstanding balance of loans from GIMSA to GRUMA were Ps.1,531 million in nominal terms. As of June 15, 2006, we owed GIMSA Ps.263.8 million and U.S$39.1 million. The average interest rate for this year up to June 15 has been 8.72% for loan in pesos and 5.04% for the loan in dollars.

        In September 2001, Gruma Corporation started to make loans to us which, at their peak on June 24, 2004, reached the amount of U.S.$64.0 million. However, since 2004, we have lent money to Gruma Corporation and Gruma Centroamérica at an average rate of 6.7%, having an outstanding amount of U.S.$0 million as of June 15, 2006.

Transactions with Archer-Daniels-Midland

        We entered into an association with Archer-Daniels-Midland in September 1996. As a result of this association, we received U.S.$258.0 million in cash, 80% partnership interest in Azteca Milling, our combined U.S. corn flour operations and 60% of the capital stock of Molinera de México, Archer-Daniels-Midland's wholly-owned Mexican wheat milling operations. We also gained exclusivity rights from Archer-Daniels-Midland in specified corn flour and wheat flour markets. In return, Archer-Daniels-Midland received 74,696,314 of our newly issued shares, which represented approximately 22% of our total outstanding shares, and 20% partnership interest in Azteca Milling, and retained 40% of the capital stock of Molinera de México. Archer-Daniels-Midland also obtained the right to designate two of our 15 directors and their corresponding alternates. In addition, Archer-Daniels-Midland acquired 5% of MONACA. Archer-Daniels-Midland has designated Allen Andreas, its Chairman, and Douglas J. Schmalz, its Senior Vice President and Chief Financial Officer, as members of our board of directors. Archer-Daniels-Midland has elected David J. Smith, its Senior Vice President, Secretary and General Counsel, and Steve Mills its Group Vice President and Controller, to serve as alternates for Mr. Andreas and Mr. Schmalz, respectively.

        During 2003, 2004 and 2005 we purchased U.S.$111 million, U.S.$103 million and U.S.$105 million respectively, of inventory from Archer-Daniels-Midland Corporation, a shareholder, at market rates and terms. Additionally, in 2006, we commenced a series of transactions in which we agreed to purchase a 2% stake in MONACA and sell a 3% stake in DEMASECA to ADM. For more information regarding these transactions, please see "Item 4. Information on the Company—Business Overview—Gruma Venezuela".

Other Transactions

        We had loans outstanding to the controlling shareholder and related parties which, at their peak on December 31, 2002, aggregated Ps.176.8 million. These loans were made for personal purposes. All of these loans bore interest at market rates. These loans have been repaid in full.

        We hold approximately 10.9% of the capital stock of GFNorte, a Mexican financial institution. In the normal course of business, we may obtain financing from GFNorte's subsidiaries at market rates and terms. For the past four and a half years, the highest outstanding loan amount has been Ps.162 million (in nominal terms) with an average interest rate of 8.9%.

ITEM 8.    Financial Information.

        See "Item 18. Financial Statements." For information on our dividend policy, see "Item 3. Key Information—Dividends." For information on legal proceedings related to us, see "—Legal Proceedings."

LEGAL PROCEEDINGS

        In the ordinary course of business, we are party to various legal proceedings, none of which has had or we reasonably expect will have a material adverse effect on us.

Antitrust Lawsuits

        Eighteen manufacturers of tortillas and other processed food products brought three related antitrust lawsuits against Gruma Corporation and Azteca Milling in the United States District Court for the Southern District of Texas, Galveston Division. The three suits were: (1) El Aguila Food Products, Inc., et al. v. Gruma Corporation, et al.; No. G-01-434, in the United States District Court for the Southern District of Texas, Galveston Division; (2) Gilbert Moreno Enterprises, Inc., et al. v. Gruma Corporation, et al.; C.A. No. G-01-546, in the United States District Court for the Southern District of Texas, Galveston Division; and (3) Capistran, Inc., et al. v. Gruma Corporation, et al.; No. G-02-100, in the United States District Court for the Southern District of Texas, Galveston Division. These three lawsuits were consolidated into El Aguila Food Products, Inc., et al. v. Gruma Corporation, et al. which, on January 10, 2003, was transferred to the United States District Court for the Southern District of Texas, Houston Division. The plaintiffs alleged that the defendants conspired with retailers to restrain trade in the retail sale of tortillas in Texas, California, Arizona and Michigan, used market power to exclude plaintiffs from the retail tortilla market, and otherwise competed unfairly. The plaintiffs sought damages, including treble damages, "greatly in excess of U.S.$1 million per Plaintiff," as well as injunctive relief. In December 2003, the trial court, after four weeks of trial, dismissed the suit as being without merit. Plaintiffs filed an appeal. On May 17, 2005, the United States Court of Appeals handed down a decision affirming the trial court's dismissal. The petition for rehearing was denied on Junes 23, 2005.

        Additionally, in May 2004 a new lawsuit was presented against these subsidiaries, related to monopolistic matters. The plaintiff alleged these subsidiaries had broken the anti-trust practices in the state of California, by making agreements with grocery stores, which restricts the competitiveness in the retail sale of tortilla. The plaintiff sought equitable relief and an unspecified amount of total damages. The trial court dismissed this suit on April 1, 2005 at the request of the plaintiff, who received no settlement moneys or other consideration from Gruma and the other defendants.

Mexican Antitrust Litigation

        On August 24, 2005, GIMSA acquired a 100% interest in Agroinsa, a group of companies based in Monterrey, Mexico, engaged primarily in the production of corn flour, produced in one mill located in Celaya, Guanajuato and another in Monterrey, Nuevo León, and in the production of wheat flour and other products, produced in one mill located in Monterrey, Nuevo León. In accordance with the Ley Federal de Competencia Económica (the "Mexican Competition Law" or "LFCE"), GRUMA, GIMSA's holding company, notified the Comisión Federal de Competencia ("Federal Competition Commission" or "CFC") of the acquisition of Agroinsa through a "notice of concentration". Even though we believe we did not violate the LFCE because we believe the acquisition of Agroinsa is not an anticompetitive action due to GRUMA's and GIMSA's lack of substantial power over the relevant market, on November 21, 2005, the CFC notified us of its resolution not to approve such acquisition.

        In its resolution, the CFC held, among others, that: (i) regarding the concentration in the corn flour market, the traditional cooked-corn method is not a substitute of the corn flour method for the production of tortilla and other corn chip products made with either corn flour or cooked-corn; and (ii) regarding the concentration in the wheat flour market, GRUMA already controls two wheat flour mills in the influence market area (Monterrey and Durango). We believe the CFC's resolution is without economic or legal merit, because with respect to (i) above, we have sufficient legal and economic grounds to assume that the corn flour method and the cooked-corn method are substitutes of each other and, therefore, either of them can be alternatively used for the production of tortilla and other corn chip products;, and with respect to (ii) above, the Monterrey mill is not controlled by us, since it is a joint venture in which our partner, Gamesa, holds 60% of the capital stock, and 60% of the production is used by Gamesa for their own internal consumption needs.

        Additionally we believe that an "implicit approval" (afirmativa ficta) should apply in this case, based upon several decisions of the Mexican Supreme Court of Justice which we believe should be applicable to this case by analogy. The LFCE provides that if the CFC does not issue its resolutions within the time provided therein, the acquisitions will be deemed approved without objection. Even though, the resolution of the CFC was issued within the applicable time period, these decisions by the Mexican Supreme Court of Justice have held that, not only must an administrative authority issue its resolution within the applicable time period, but it must also notify the petitioner of its resolution within such term. In our case, the CFC notified us of its resolution with respect to the acquisition only after the expiration of the legal term. Although these Mexican Supreme Court of Justice decisions were not directly related to the LFCE and the CFC, we believe that they should be applied to this case.

        On January 16, 2006, GRUMA filed an administrative appeal of such resolution with the CFC based on the above arguments. On April 6, 2006, the CFC issued its final resolution not approving the acquisition. On May 17, 2006 we filed an injuction ("juicio de amparo") before the Thirteenth Federal Court for Administrative Matters of Mexico City against such resolution, arguing that an "implicit approval" should have applied based upon the aforementioned Mexican Supreme Court of Justice's resolutions. We also made several other arguments based on legal and constitutional defects in the CFC's resolution. If the Thirteenth Federal Court for Administrative Matters of Mexico City rules against us, we may appeal such decision before the Tribunal Colegiado de Circuito en Materia Administrativa ("Federal Court of Appeals for Administrative Matters").

        We are confident that the courts will rule in our favor for the reasons stated above, however, we cannot assure you that we will prevail in this matter after all procedurals remedies are exhausted. In addition, we cannot assure you that the CFC will approve any other proposed acquisitions or joint ventures in the future. We intend to defend ourselves in accordance with applicable law against this resolution and any future resolutions by the CFC.

Distributor Arbitration

        On or about November 29, 2001, one of Gruma Corporation's distributors filed a putative class action lawsuit against Gruma Corporation. The case was removed from California state court to federal court. Prior to April 2005, we did not consider this claim to be material because we were successful on two court rulings, had held that the claim must be arbitrated and that the arbitration would be for the individual plaintiff's claims only and because the total exposure on the individual claim was for a small amount. On or about April 25, 2005, the United States District Court, based upon a recent U.S. Supreme Court decision, ordered that the original claims should be referred to arbitration and that the arbitrator could decide whether the matter should proceed as a class action. No decision has yet been made as to whether the claims should proceed as a class action. The claims, as recently amended, allege that Gruma Corporation's distributors are actually employees, that Gruma Corporation has failed to make wage and other payments required for employees, that Gruma Corporation has violated the California antitrust laws and unfair competition statutes, that Gruma Corporation has otherwise committed fraud and negligent misrepresentations. The arbitrator subsequently dismissed the antitrust claims. The other claims continue to be asserted by the two named plaintiffs. The plaintiffs seek damages and equitable relief but have not yet specified the total amount of damages sought. We intend to vigorously defend against this action.

Drivers' Class Action

        In October 2005, Gruma was named in a class action suit, Ramon Moreno et al. v. Guerrero Mexico Food Products, Inc. and Gruma Corporation, filed in the United States District Court for the Central District of California, Los Angeles County. This is a putative wage and hour class action alleging a misclassification of the Teamster-represented drivers as exempt when they should be treated as non-exempt and paid overtime for all hours worked in excess of eight in a day and forty in a week. Plaintiffs also contend that the putative class members have been denied state-mandated meal periods and are due penalties under California Labor Code Section 226.7. Plaintiffs subsequently amended the complaint to add a second plaintiff who is a current employee. We filed an answer asserting 33 affirmative defenses. We then filed a third-party complaint against Teamsters Local 63 asserting a breach of contract and seeking declaratory relief. Teamsters Local 63 filed a motion to dismiss our third-party complaint against it. On June 19, 2006, the court denied Teamsters Local 63's motion. Also on June 19, 2006, the court set a trial date of June 26, 2007. Plaintiffs have filed a motion to strike three of our affirmative defenses on the basis that the alleged affirmative defenses could not provide, as a matter of law, a defense to the claims asserted by Plaintiffs. The Plaintiffs set the hearing for their motion to strike affirmative defenses on July 10, 2006. In response, we will file an opposition arguing that it is premature at this stage of the proceedings for the court to make any determination on the merits of the claims and defenses in this case and, in any event, the motion lacks merit. We intend to vigorously defend against this action.

Water Discharge Assessments

        Certain subsidiaries of GIMSA have been notified by the National Water Commission of fee assessments due from different years amounting to Ps.24.9 million plus related penalties and surcharges. These assessments mainly arise from the CNA's determination of discharge of sewage water on public property of the Nation that was being used as receiver facilities. Nevertheless, the subsidiaries are using the water derived from the production process, previously treated, to irrigate several garden properties of the Company, through the sprinkler system. The subsidiaries have asserted the legal defense allowed by law in order to annul these assessments. We have received final favorable judicial resolutions for a total of Ps 10.8 million. One remaining assessment is pending for an amount of Ps.14.2 million. On such matter, a favorable resolution was received, in first instance, but the resolution for an appeal placed by the CNA is pending. According to the Company's lawyers, a reasonable basis exists in order to obtain favorable resolution for the remaining assessment, because, among other things, the water from the production process is previously treated and later on used to irrigate the garden properties of the Company through the sprinkler system, in other words, the water is not discharged on public property of the Nation and, additionally, does not contaminate aquiferous layers nor the underground soil. Consequently, the Company's management considered as unnecessary to recognize a liability for this matter.

Mexican Tax Claim

        The Mexican tax authorities have made certain observations to our asset tax returns for the years 1997, 1998 and 2000, which amounts to a total of Ps.108.5 million including the related surcharges and penalties. We have obtained a favorable resolution from the Supreme Court to annul these observations for an amount of Ps.10 million of the year 1998. Nevertheless, the Mexican authorities have made similar observations to the asset tax for the year 1994 amounting to a total of Ps.57.1 million including the related surcharges and penalties. Additionally, the Mexican authorities have made (i) a determination for an amount of Ps.30 million, including the related surcharges and penalties, for tax retentions from payments of interests to our foreign creditors for the years 2000 and 2001 (the Mexican authorities argue that we should have retained 10% of these payments of interest instead of 4.9%); and (ii) a determination for an amount of Ps.36.9 million, including the related surcharges and penalties for the asset tax for the year 1999. The resolution of these matters is not expected to have a material adverse effect on our consolidated financial position or results of operations. We have filed an appeal to annul such determinations and intend to vigorously defend against this action.

Venezuelan Tax Claim

        The Venezuelan tax authorities have made certain assessments to Molinos Nacionales, C.A., one of our Venezuelan subsidiaries related to income tax returns for 1998 and 1999 which amounted to Ps.65.3 million plus tax debts presumable omitted for Ps.346 thousand. The resolution of these claims will be assumed by the previous shareholder, International Multifoods Corporation, in accordance with the purchase agreement of our subsidiary in Venezuela, Molinos Nacionales, C.A.

Venezuelan Labor Lawsuits

        Our subsidiary MONACA has been named in two separate labor lawsuits, one of them from the "caleteros" for a total amount of VEB 4,680 million (U.S.$2.2 million), and the other from the freighters that work for MONACA for an amount of VEB 2,000 million (U.S.$930,000). The "caleteros" are people that help freighters to unload goods, which represent an important source of labor for MONACA. MONACA decided to provision VEB 945 million (U.S.$440,000) during 2005 based on an estimate carried out by MONACA. MONACA reached a settlement agreement regarding the "caleteros" lawsuit on June 2006 and agreed to pay to the 33 caleteros an aggregate of VEB 1,181 million (U.S.$ 550 thousand). With respect to the lawsuit filed by the freighters (6 individuals), on March 2006, MONACA agreed to settle with them for VEB 250 million (U.S.$ 116 thousand). Such separate settlements were made to cover certain fringe benefits which, according to both plaintiffs, MONACA did not cover during approximately the last 20 years, such as profit sharing, social security, vacations, extra hours, seniority and indemnity payments. Such payments were agreed upon by MONACA in view of the fact that both the "caleteros" and the freighters had material evidence to prove that they could be considered employees of MONACA and not independent contractors. MONACA has taken steps to assure that for future "caleteros" and freighters to be contracted by MONACA, there will not be any presumption or circumstance which may give rise to a claim that an employment relationship exists with MONACA. In both settlement agreements, the amounts paid include the legal fees of the plaintiff's attorneys.

ITEM 9.    The Offer And Listing.

TRADING HISTORY

        Our Series B Shares have been traded on the Bolsa Mexicana de Valores, S.A. de C.V., or Mexican Stock Exchange, since 1994. The ADSs, each representing four Series B Shares, commenced trading on the New York Stock Exchange in November 1998. On December 31, 2005, 452,549,952 Series B Shares were outstanding (of which 77,235,272 Series B Shares were represented by 19,308,818 ADSs held by 13 record holders in the United States).

        In January 2006, we issued 30,000,000 of our series B common stock, class I, no par value shares in an offering inside and outside of Mexico at Ps.38.250 per share for a combined offering total of Ps.1,147,500,000. The proceeds of the offering will be allocated to increases in production capacity in Gruma Corporation. This equity offering increased the float of GRUMA's stock from 19% to 26% and improved its liquidity.

        GIMSA terminated its ADR program in September 2005 and effective November 10, 2005, GIMSA ADSs ceased to be traded on the New York Stock Exchange. On November 30, 2005, the delisting of the ADSs from the New York Stock Exchange became effective. On June 21, 2006, the deregistration of the Series B Shares and ADSs became effective. The delisting of GIMSA's ADSs is a component of our longer-term strategy of increasing the trading volume and liquidity of our shares.

PRICE HISTORY

        The following table sets forth, for the periods indicated, the annual high and low closing sale prices for the Series B Shares and the ADSs as reported by the Mexican Stock Exchange and the New York Stock Exchange, respectively.

	Mexican Stock Exchange		NYSE
	Common Stock		ADS(2)
	High	Low	High	Low
	(Ps. per share(1))		(U.S.$ per ADS)
Annual Price History
2001	8.50	6.00	3.60	2.60
2002	13.00	8.00	5.70	3.50
2003	15.30	9.20	5.62	3.20
2004	26.48	15.7	9.50	5.40
2005	36.00	20.64	13.35	7.63
Quarterly Price History
2004
1st Quarter	18.90	15.70	7.00	5.40
2nd Quarter	19.70	18.90	6.95	6.60
3rd Quarter	22.85	19.00	7.95	6.64
4th Quarter	26.48	22.50	9.50	7.82
2005
1st Quarter	28.30	24.73	10.31	8.75
2nd Quarter	25.40	20.64	9.49	7.63
3rd Quarter	28.00	23.50	10.38	8.70
4th Quarter	36.00	26.72	13.35	9.80
2006
1st Quarter	39.44	31.83	15.05	11.60
2nd Quarter(3)	34.68	26.61	12.59	9.50
Monthly Price History
December 2005	35.51	34.49	13.35	12.07
January 2006	39.00	34.50	15.05	13.50
February 2006	39.44	33.65	15.03	12.90
March 2006	35.72	31.83	13.59	11.60
April 2006	34.68	31.69	12.59	11.10
May 2006	33.99	26.61	12.36	9.50
June 2006(3)	29.72	27.71	10.54	9.65

(1)
Pesos per share reflect nominal price at trade date.

(2)
Price per ADS in U.S.$; one ADS represents four Series B Shares.

(3)
Through June 14, 2006.

        On June 14, 2006, the reported last sale price of the B Shares on the Mexican Stock Exchange was Ps.27.71 per B Share. On June 14, 2006, the reported last sale price of the ADSs on the New York Stock Exchange was U.S.$9.65 per ADS.

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

        As of June 1, 2001, the Mexican Securities Law requires issuers to increase the protections offered to minority shareholders and to impose corporate governance controls on Mexican listed companies in line with international standards. The Mexican Securities Law expressly permits Mexican listed companies, with prior authorization from the CNBV, to include in their bylaws antitakeover defenses such as shareholder rights plans, or poison pills. Our bylaws include certain of these protections. See "Additional Information—Bylaws—Antitakeover Protections."

ITEM 10. Additional Information.

BYLAWS

        Set forth below is a brief summary of certain significant provisions of our bylaws, as amended. This description does not purport to be complete and is qualified by reference to our bylaws, which are incorporated by reference as an exhibit to this Annual Report.

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

Directors

        Our bylaws provide that our management shall be vested in the board of directors. Each director is elected by a simple majority of the shares and there are no provisions for cumulative voting. Under

Mexican law and our bylaws, any holder or group of holders owning 10% or more of our capital stock may elect one director and its corresponding alternate. The board of directors shall be comprised of a minimum of five and a maximum of twenty directors, as determined by the shareholders at the annual ordinary general shareholders' meeting. Under Mexican law, at least 25% of the members of the board of directors must be independent. Currently, our board of directors consists of 15 members.

        The board of directors shall meet at least once every three months. These meetings can be called by the Chairman of the Board of Directors, by 25% of the members of the board of directors, or by our statutory auditors. Under the terms of our association with Archer-Daniels-Midland, Archer-Daniels-Midland will have the right to appoint two of our directors, and their corresponding alternates, as long as it owns at least 20% of our capital stock. The directors serve for a one year term, or until their successors have taken office. Directors receive compensation as determined by the shareholders at the annual ordinary general shareholders' meeting. A majority of directors is needed to constitute a quorum and board resolutions must be passed by a majority of the votes present at any validly constituted meeting or by unanimous consent if no meeting is convened.

        Under Mexican law, any member of the board of directors who has a conflict of interest with the corporation in any transaction must disclose such fact to the other directors and abstain from voting on that transaction. Any member of the board of directors who violates this provision may be liable for the resulting damages incurred by the company. Members of the board of directors may not represent shareholders at any shareholders' meeting.

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

        Under Mexican law, shareholders can initiate actions for civil liabilities against directors through resolutions passed by a majority of the shareholders at a general ordinary shareholders' meeting. In the event the majority of the shareholders decide to bring such action, the director against whom such action is brought will immediately cease to be a member of the board of directors. Additionally, shareholders representing not less than 15% of our outstanding shares may directly bring such action against directors. Any recovery of damages with respect to such action will be for our benefit and not for the benefit of the shareholders bringing the action.

        Under our bylaws and in accordance with applicable law, we are required to have an audit committee comprised of directors, of which at least the majority of whom must be independent directors, including the Chairman. Members are appointed at the annual ordinary general shareholders' meeting, hold office for one year and will continue their duties until their successors take their positions. Members shall receive such compensation set at the ordinary general shareholders' meeting. The audit committee is empowered to: (i) prepare an annual report of its activities and render it to the board of directors; (ii) issue opinions with respect to related party transactions that the Company intends to carry out outside of its ordinary course of business as well as to issue opinions with respect to (a) related party transactions that the subsidiaries of the Company intend to carry out outside of the ordinary course of business or (b) transactions that may imply a commitment of its assets under the terms of section IV, paragraph (d) of Article 14-Bis-3 of the Mexican Securities Law; (iii) make proposals relating to the hiring of independent experts, if necessary, so that such experts can issue their opinions with respect to related party transactions; (iv) propose to the board of directors candidates for the external auditor position and the conditions pursuant to which they will be hired; (v) revise our financial information and arrange the issuance process for the same; (vi) contribute to the definition of the general guidelines of the internal control system, assess its effectiveness, as well as coordinate and evaluate the annual internal audits and the activities performed by our internal and external auditors and the statutory auditors; (vii) verify that we have the necessary mechanisms to ensure that we are in compliance with applicable laws and inform the board of directors in this respect; and (viii) perform other functions as set forth or deriving from applicable legal provisions to which the Company may be subject. Our statutory auditors will be called to all meetings held by the audit committee.

        According to our bylaws, the board of directors is empowered to execute and negotiate any of our credit instruments and agreements. The board of directors may delegate such power to any individual.

        See also "Item 6. Directors, Senior Management and Employees" for further information about the board of directors.

Voting Rights and Shareholders' Meetings

        Each share entitles the holder thereof to one vote at any general meeting of our shareholders. Shareholders may vote by proxy. At the ordinary general shareholders' meeting, any shareholder or group of shareholders representing 10% or more of the outstanding common stock has the right to appoint one regular director and its corresponding alternate, with the remaining directors being elected by majority vote. Holders of series B shares do not have cumulative voting rights.

        General shareholders' meetings may be ordinary meetings or extraordinary meetings. Extraordinary general shareholders' meetings are called to consider matters specified in Article 182 of the Mexican Companies Law, including, principally, changes in the authorized fixed share capital and other amendments to the bylaws, the issuance of preferred stock, liquidation, mergers and spin-offs, changes in the rights of security holders, and transformation from one corporate form to another. All other matters may be considered at ordinary general shareholders' meetings. Ordinary general shareholders' meetings must be called to consider and approve matters specified in Article 181 of the Mexican Companies Law, including, principally, the appointment of the members of the board of directors and the statutory auditor, the compensation paid to the directors and statutory auditor, the distribution of our profits for the previous year, and the annual reports presented by the board of directors and the statutory auditor.

        A general ordinary shareholders' meeting must be held during the first four months after the end of each fiscal year. In order to attend a general shareholders' meeting, the day before the meeting shareholders must deposit the certificates representing their common stock or other appropriate evidence of ownership either with the secretary of our board of directors, with a credit institution, or with Indeval. The secretary, credit institution or Indeval will hold the certificates until after the general shareholders' meeting has taken place.

        Our shareholders establish the number of members that will serve on our board of directors at the ordinary general shareholders' meeting. Under our bylaws, the board of directors shall be comprised of a minimum of five and a maximum of twenty directors. Pursuant to Mexican law, at least 25% of the members of the board of directors must be independent.

        Under our bylaws, the quorum for an ordinary general shareholders' meeting is at least 50% of the outstanding common stock, and action may be taken by the affirmative vote of holders representing a majority of the shares present. If a quorum is not present, a subsequent meeting may be called at which the shareholders present, whatever their number, will constitute a quorum and action may be taken by a majority of the shares present. A quorum for extraordinary general shareholders' meetings is at least 75% of the outstanding common stock, but if a quorum is not present, a subsequent meeting may be called. A quorum for the subsequent meeting is at least 50% of the outstanding shares. Action at an extraordinary general shareholders' meeting may only be taken by a vote of holders representing at least 50% of the outstanding shares.

        Shareholders' meetings may be called by the board of directors, the statutory auditor or a court. The board of directors or the statutory auditor may be required to call a shareholders' meeting if holders of at least 10% of our outstanding share capital request a meeting in writing, at the written request of any shareholder if no shareholders' meeting has been held for two consecutive years, or if, during a period of two consecutive years, the board of directors' annual report for the previous year and the company's financial statements were not presented to the shareholders, or if the shareholders did not elect directors and the statutory auditor.

        Notice of shareholders' meetings must be published in the Official Gazette of the State of Nuevo Léon or in a newspaper of general circulation in Monterrey, Nuevo Léon at least 15 days prior to the meeting. Shareholders' meetings may be held without such publication provided that 100% of the outstanding shares are represented. Shareholders' meetings must be held in Monterrey, Nuevo Léon.

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

Dividend Rights and Distribution

        Within the first four months of each year, the board of directors must submit our company's financial statements for the preceding fiscal year to the shareholders for their approval at the ordinary general shareholders' meeting. They are required by law to allocate five percent of any new profits to a legal reserve which is not thereafter available for distribution until the amount of the legal reserve equals 20% of our historical capital stock (before adjusting for inflation). Amounts in excess of those allocated to the legal reserve fund may be allocated to other reserve funds as the shareholders determine, including a reserve for the repurchase of our shares. The remaining balance of new profits, if any, is available for distribution as dividends. Cash dividends on the shares held through Indeval will be distributed by us through Indeval. Cash dividends on the shares evidenced by physical certificates will be paid when the relevant dividend coupon registered in the name of its holder is delivered to us. No dividends may be paid, however, unless losses for prior fiscal years have been paid up or absorbed. See "Item 3. Key Information—Dividends."

Liquidation

        Upon our dissolution, one or more liquidators must be appointed by an extraordinary shareholders' general meeting to wind up its affairs. If the extraordinary general shareholders' meeting does not make said appointment, a Civil or District Judge of the Federation can do so at the request of any shareholder. All fully paid and outstanding common stock will be entitled to participate equally in any distribution upon liquidation after the payment of the company's debts, taxes and the expenses of the liquidation. Common stock that has not been paid in full will be entitled to these proceeds in proportion to the paid-in amount.

        If the extraordinary general shareholders' meeting does not give express instructions on liquidation, the bylaws stipulate that the liquidators will (i) conclude all pending matters they deem most convenient, (ii) prepare a general balance and inventory, (iii) collect all credits and pay all debts by selling assets necessary to accomplish this task, (iv) sell assets and distribute income, and (v) distribute the remnant, if any, pro rata among the shareholders.

Changes in Capital Stock

        Our outstanding capital stock consists of Class I and Class II series B shares. Class I shares are the fixed portion of our capital stock and have no par value. The fixed portion of our capital stock cannot be redeemed. Class II shares are the variable portion of our capital stock and have no par value. The issuance of variable capital shares, unlike the issuance of fixed capital shares, does not require an amendment of the bylaws, although it does require approval at an ordinary general shareholders' meeting. The fixed portion of our capital stock may only be increased or decreased by resolution of an extraordinary general shareholders' meeting and an amendment to our bylaws, whereas the variable portion of our capital stock may be increased or decreased by resolution of an ordinary general shareholders' meetings. Currently, our outstanding capital stock consists only of fixed capital.

        An increase of capital stock may generally be made through the issuance of new shares for payment in cash or in kind, by capitalization of indebtedness or by capitalization of certain items of shareholders' equity. An increase of capital stock generally may not be made until all previously issued and subscribed shares of capital stock have been fully paid. A reduction of capital stock may be effected to absorb losses, to redeem shares, to repurchase shares in the open market or to release shareholders from payments not made.

        As of December 31, 2004, the Company's outstanding common stock consisted of 452,049,643 shares and 500,309 shares held in Treasury. As of December 31, 2005, GRUMA's outstanding common stock consisted of 452,549,952 shares of Series "B", with no par value, fully subscribed and paid, and no shares held in Treasury. In January 2006, we issued 30,000,000 of our series B common stock, class I, no par value shares. As of April 27, 2006 GRUMA's outstanding common stock consisted of 482,549,952 shares Series "B" with no par value, fully subscribed and paid.

Preemptive Rights

        Except in certain limited circumstances, in the event of a capital increase through the issuance of shares for payment in cash or in kind, a holder of existing shares of a given series at the time of the capital increase has a preferential right to subscribe for a sufficient number of new shares of the same series to maintain the holder's existing proportionate holdings of shares of that series. Preemptive rights must be exercised within the period and under the conditions established for such purpose by the shareholders at the corresponding shareholders' meeting. Under Mexican law and our bylaws, the exercise period may not be less than 15 days following the publication of notice of the capital increase in the Official Gazette of the State of Nuevo Léon or following the date of the shareholders' meeting at which the capital increase was approved if all shareholders were represented; otherwise such rights will lapse.

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

        Under Mexican law, preemptive rights may not be waived in advance by a shareholder, except under limited circumstances, and cannot be represented by an instrument that is negotiable separately from the corresponding share. Holders of ADRs may be restricted in their ability to participate in the exercise of preemptive rights. See "Item 3. Key Information—Risk Factors—Risks Relating to Our Controlling Shareholders and Capital Structure—Holders of ADSs May Not Be Able to Participate in Any Future Preemptive Rights Offering and as a Result May Be Subject to a Dilution of Equity Interest."

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

        As required by Mexican law, our bylaws provide that any non-Mexicans who acquire an interest or participation in our capital at any time will be treated as having Mexican nationality for purposes of their interest in us, and with respect to the property, rights, concessions, participations or interests that we may own or rights and obligations that are based on contracts to which we are a party with the Mexican authorities. Such shareholders cannot invoke the protection of their government under penalty of forfeiting to the Mexican State the ownership interest that they may have acquired. See "Item 3. Key Information—Risk Factors—Risks Relating to Our Controlling Shareholders and Capital Structure—Our Bylaws Restrict the Ability of Non-Mexican Shareholders to Invoke the Protection of Their Governments with Respect to Their Rights as Shareholders."

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

        Redemption of our variable capital stock is made at the lower of (i) 95% of the weighted average share price as quoted on the Mexican Stock Exchange for the last 30 days in which our shares were traded, in a period not greater than six months, prior to the effective date of the redemption, or (ii) the book value per variable capital share, calculated from our balance sheet (as approved at an ordinary general shareholders' meeting) for the fiscal year immediately prior to the fiscal year in which the redemption is to become effective. If the number of days in which our shares have traded during the period referred to above is less than 30, then only the actual number of days in which our shares have traded during such period will be taken into account. If shares have not been exchanged during such period, then the tender offer shall be made at a price equal to at least the book value of the shares. Any such amount to be paid by us would become due on the day following the ordinary general shareholders' meeting referred to in clause (ii) above.

Appraisal Rights

        Under Mexican law, whenever the shareholders approve a change of corporate purpose, change of our nationality or transformation from one type of corporate form to another, any shareholder entitled to vote on such change or transformation who has voted against it has the right to tender its shares and receive the amount attributable to its shares, provided such shareholder exercises its right to withdraw within 15 days following the adjournment of the meeting at which the change or transformation was approved. Under Mexican law, the amount which a withdrawing shareholder is entitled to receive is equal to its proportionate interest in our capital stock according to our most recent balance sheet approved by an ordinary general shareholders' meeting. The reimbursement may have certain tax consequences.

Share Repurchases

        We may repurchase our common stock on the Mexican Stock Exchange at any time at the then prevailing market price. The repurchase of shares will be made at the expense of our equity if the repurchased shares remain outstanding, or at the expense of our capital stock if the repurchased shares are placed in our treasury. At the ordinary general shareholders' meeting, shareholders shall determine the maximum amount of funds to be allocated to the repurchase of shares, which amount shall not exceed our total net profits, including retained earnings.

        Repurchased common stock will either be held by us or kept in our treasury, pending future sales thereof on the Mexican Stock Exchange. If the repurchased shares are kept in our treasury, we may not exercise the economic and voting rights corresponding to them, and such shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders' meeting. The repurchased shares held by us as outstanding shares may not be represented at any shareholder meeting. The decrease or increase of the capital stock as a consequence of the repurchase and sale by the company of its shares does not require the approval of a shareholders' meeting or of the board of directors.

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

Repurchase in the Event of Delisting

        If the registration of our common shares in the Securities Section of the Registro Nacional de Valores (National Registry of Securities, or RNV) is canceled, whether at our request or by the CNBV, under our bylaws and CNBV regulations the shareholders holding the majority of our common shares or who are otherwise able to impose, by any means, decisions at the general shareholders' meetings or able to appoint the majority of the directors of our board of directors, shall be obligated to make a tender offer to purchase all of our shares prior to the cancellation. Such tender offer shall be made at least at the greater price of the following: (i) the closing sale price of such shares on the Mexican Stock Exchange, under the terms of the following paragraph, or (ii) the book value of the shares according to the most recent quarterly report submitted to the CNBV and to the Mexican Stock Exchange prior to the commencement of the offer. As set forth in the last paragraph of this subsection below, the tendering shareholder(s) may request approval from the CNBV to use different criteria to determine the price of the shares, in which case, the most recent financial information of the Company shall be taken into account.

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

        Within five business days of the commencement of the tender offer, the board of directors shall disclose its opinion in connection with the reasonableness of the price of such offer, taking into consideration (i) the interests of the minority shareholders in order to comply with the terms of the second paragraph of Article 16 of the Mexican Securities Law, and (ii) an opinion of the audit committee. If the board of directors' and audit committee's opinions are conflicting, then the audit committee's opinion shall be disclosed. If the board of directors has a potential conflict of interest, then the opinion of the board of directors shall be accompanied with an opinion issued by an independent expert selected by the audit committee in which special emphasis is to be made to protect the interests of the minority shareholders.

        The holders of the majority of our common shares, or whoever is otherwise able to, by any means, (i) impose resolutions at the general shareholders' meetings, or (ii) appoint the majority of the directors of our board of directors, shall be under no obligation to make the tender offer to purchase all of our shares prior to the cancellation of the registry if: (i) they have the consent of the holders of at least 95% of our outstanding common shares, by a resolution at a shareholders' meeting, and (ii) the aggregate amount offered for the securities in the market is less than 300,000 investment units (UDIs); provided, however that, in order to obtain the cancellation from the RNV, (x) the trust referred to in the following paragraph must be executed, and (y) notice of such cancellation and of the execution of the trust shall be made through the appropriate means established by the CNBV.

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

Shareholder Conflicts of Interest

        Under Mexican law, any shareholder that has a direct or indirect conflict of interest with respect to any transaction must abstain from voting thereon at the relevant shareholders' meeting. A shareholder that votes on a business transaction in which its interest conflicts with ours may be liable for damages if the transaction would not have been approved without such shareholder's vote.

Rights of Shareholders

        The protections afforded to minority shareholders under Mexican law are different from those in the United States and many other jurisdictions. The substantive law concerning duties of directors and controlling shareholders has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions or shareholder derivative actions, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders or to enforce rights of the corporation itself. Shareholders cannot challenge corporate action taken at a shareholders' meeting unless they meet certain procedural requirements.

        As a result of these factors, in practice it may be more difficult for our minority shareholders to enforce rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company. See "Item 3. Key Information—Risk Factors—Risks Relating to Our Controlling Shareholders and Capital Structure—The Protections Afforded to Minority Shareholders in Mexico Are Different From Those in the United States."

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

        Pursuant to our bylaws, a "person" is defined as any natural person, corporate entity, trust or similar form of venture, vehicle, entity, corporation or economic or mercantile association or any subsidiaries or affiliates of any of the former or, as determined by the board of directors, any group of persons who may be acting jointly, coordinated or as a whole; and a "competitor" is defined as any person engaged, directly or indirectly, in (i) the business of production and/or marketing of corn or wheat flour, and/or (ii) any other activity carried on by the Company or by any of its subsidiaries or affiliates.

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

        Board Notices, Meetings, Quorum Requirements and Approvals.    To obtain the prior approval of our board of directors, a potential acquirer must properly deliver a written application complying with the applicable requirements set forth in our bylaws. Such application shall state, among other things: (i) the number and class of our shares the person beneficially owns or to which such person has any right, (ii) the number and class of shares the Person intends to acquire, (iii) the number and class of shares with respect to which such Person intends to acquire any right, (iv) the percentage that the shares referred to in (i) represent of our total outstanding shares and of the class or series to which such shares belong, (v) the percentage that the shares referred to in (ii) and (iii) represent of our total outstanding shares and of the class or series to which such shares belong, (vi) the person's identity, or in the case of an acquiror which is a corporation, trust or legal entity, its shareholders, partners or beneficiaries as well as the identity and nationality of each person effectively controlling such corporation, trust or legal entity, (vii) the reasons and purpose behind such acquisition, (viii) if such person is, directly or indirectly, a competitor of the Company or any of its subsidiaries or affiliates, and if such person has the authority to legally acquire the shares pursuant to our bylaws and Mexican law, (ix) its source of financing the intended acquisition, (x) if the Person is part of an economic group, formed by one or more of its related parties, which intends to acquire shares of our common stock or rights to such shares, (xi) if the person has obtained any financing from one of its related parties for the payment of the shares, (xii) the identity and nationality of the financial institution, if any, that will act as the underwriter or broker in connection with any tender offer, and (xiii) the person's address for receiving notices.

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

        Mandatory Tender Offers in the Case of Certain Acquisitions.    If our board of directors authorizes an acquisition of common shares which increases the acquirer's ownership to 30% or more, but not more than 50%, of our capital stock, then the acquiror must effect its acquisition by way of a cash tender offer for a specified number of shares equal to the greater of (i) the percentage of common shares intended to be acquired or (ii) 10% of our outstanding capital stock, in accordance with the applicable Mexican securities regulations.

        No approval of the board of directors will be required if the acquisition would increase the acquirer's ownership to more than 50% of our capital stock or results in a change of control, in which case the acquiror must effect its acquisition by way of a tender offer for 100% minus one of our total outstanding capital stock, which tender shall be made pursuant to applicable Mexican laws.

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

        Exceptions.    The provisions of our bylaws summarized above will not apply to (a) transfers of shares by operation of the laws of succession; (b) acquisitions of shares by (i) any person who, directly or indirectly, has the authority or possibility of appointing the majority of the directors of our board of directors, (ii) any company, trusts or similar form of venture, vehicle, entity, corporation or economic or mercantile association, which may be under the control of the aforementioned person; (iii) the heirs of the aforementioned person, (iv) the aforementioned person when such person is repurchasing the shares of any corporation, trust or similar form of venture, vehicle, entity, corporation or economic or mercantile association referred to in the item (ii) above; and (v) the Company or by trusts created by the Company; (c) any person(s) that as of December 4, 2003 hold(s), directly or indirectly, more than 20% of the shares representing the Company's capital stock; and (d) any other exceptions provided for in the Mexican Securities Law and other legal dispositions derived from said law.

MATERIAL CONTRACTS

Archer-Daniels-Midland

        We entered into an association with Archer-Daniels-Midland in September 1996. We believe that this association has improved our position in the U.S. corn flour market by combining our proprietary corn flour technology, our leading position in the corn flour industry in Mexico, the United States, Central America and Venezuela and our operational expertise with Archer-Daniels-Midland's logistical resources and financial strength.

        As a result of this association, we received U.S.$258.0 million in cash, 80% partnership interest in Azteca Milling, our combined U.S. corn flour operations and 60% of the capital stock of Molinera de México, Archer-Daniels-Midland's wholly-owned Mexican wheat milling operations. We also gained exclusivity rights from Archer-Daniels-Midland in specified corn flour and wheat flour markets. In return, Archer-Daniels-Midland received 74,696,314 of our newly issued shares, which represented approximately 22% of our total outstanding shares, and 20% partnership interest in Azteca Milling and retained 40% of the capital stock of Molinera de México. Archer-Daniels-Midland also obtained the right to designate two of the 15 members of our board of directors and their corresponding alternates.

        Under the terms of this association, Archer-Daniels-Midland may not, without the consent of Mr. Roberto González Barrera, the Chairman of our board of directors or our board of directors, acquire additional shares of us. In 1999, Mr. González Barrera authorized Archer-Daniels-Midland to acquire additional shares of us issued as a result of an increase in capital stock and subsequent rights offering to our shareholders. In connection with the rights offering on August 19, 1999, Archer-Daniels-Midland directly and indirectly purchased a total of 51,408,337 new shares, increasing its ownership of our outstanding shares to approximately 29.2%, directly and indirectly. Currently, Archer-Daniels-Midland owns, directly and indirectly, approximately 27.13% of our outstanding shares. A total of 24,566,561 of these new shares are held by Archer-Daniels Midland through a Mexican corporation jointly owned with Mr. González Barrera and controlled by him. Furthermore, Archer-Daniels-Midland must give Mr. González Barrera a right of first refusal on any sale of our shares. Mr. González Barrera must give Archer-Daniels-Midland a similar right on any sale of his shares in us if at the time of the sale, he owns, or as a result of the sale will own, less than 30% of our outstanding shares. See "Item 7. Major Stockholders and Related Party Transactions—Related Party Transactions."

        The documents which detail the terms of the association include the Shareholders Agreement by and among us, Roberto González Barrera, Archer-Daniels-Midland and ADM Bioproductos, S.A. de C.V., the Asset Contribution Agreement among Gruma Corporation, Gruma Holding, Inc., ADM Milling Co., Valley Holding, Inc., GRUMA-ADM, and Azteca Milling, L.P., and the Investment Agreement by and between us and Archer-Daniels-Midland, all dated as of August 21, 1996, as well as Amendment No. 1 and Amendment No. 2 to the Shareholders Agreement, dated as of September 13, 1996 and August 18, 1999, respectively. See "Item 19. Exhibits."

BBVA Bancomer

        On July 28, 2005, we obtained a US$250 million, five-year syndicated senior credit facility, which we refer to as the 2005 Facility, from a group of five banks, led by BBVA Bancomer, which consists of a US$150 million senior term loan facility and a US$100 million revolving credit facility, both with a five-year tenor and bullet payment. Funds from the 2005 Facility were used to repay in full the outstanding balance of US$244 million under our now-terminated 2004 Facility. As of June 15, 2006, there was US$150 million outstanding under the term facility with US$100 of revolving credit available. The interest rate for the facility is LIBOR plus 40 basis points for the first year. Thereafter, the spread could fluctuate in relation to our leverage and could be between 37.5 and 45 basis points. This Loan Agreement was executed in July 22, 2005 among us, the Lenders party thereto, BBVA Securities Inc. as Bookrunner and Documentation Agent, and BBVA Bancomer, S.A. as Administrative Agent. See "Item 19. Exhibits."

Perpetual Bond

        We issued U.S.$300.0 million 7.75% perpetual bonds under an indenture dated as of December 3, 2004, among Gruma, S.A. de C.V., and JP Morgan Chase Bank, N.A. as trustee. Pursuant to the indenture, the bonds have no stated maturity, have a call option exercisable by GRUMA at any time beginning five years after the issue date and will bear interest at a fixed rate of 7.75% per annum from the date of issuance. Interest on the bonds will be paid quarterly in arrears on March 3, June 3, September 3 and December 3 of each year, commencing on March 3, 2005, to the person in whose name such bond (or any predecessor bond) is registered at the close of business on the preceding February 15, May 15, August 15 or November 15, as the case may be. Interest on the Bonds will be computed on the basis of a 360-day year of twelve 30-day months. The Bonds will constitute direct senior unsecured obligations of Gruma S.A. de C.V. and will rank at least pari passu in priority of payment with all other present and future unsecured and unsubordinated indebtedness of Gruma S.A. de C.V. See "Item 19. Exhibits."

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

Supplemental Indenture

        In connection with Gruma S.A. de C.V.'s offer to purchase its outstanding $250,000,000 aggregate principal amount of 7.625% Notes Due 2007 and the related solicitation of consents, Gruma S.A. de C.V. executed and delivered a supplemental indenture setting forth amendments to the original indenture governing the $250,000,000 7.625% Notes Due 2007. The supplemental indenture amends certain terms and covenants in the original indenture. See "Item 19. Exhibits."

EXCHANGE CONTROLS

        Mexican law does not restrict our ability to remit dividends and interest payments, if any, to non-Mexican holders of our securities. Payments of dividends to equity-holders generally will not be subject to Mexican withholding tax. See "—Taxation—Mexican Tax Considerations—Payment of Dividends." Mexico has had a free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994.

        Our ability to repatriate dividends from Gruma Venezuela may be adversely affected by exchange controls and other recent events. See "Item 3. Risk Factors—Risks Related to Venezuela—Venezuela Presents Significant Economic Uncertainty and Political Risk."

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

Payment of Dividends

        Under the Mexican Income Tax Law, dividends, either in cash or in kind, paid with respect to shares represented by ADSs are not subject to Mexican withholding tax. A Mexican corporation will not be subject to any tax if the amount of declared dividends does not exceed the net tax profit account (cuenta de utilidad fiscal neta, or CUFIN).

        If we pay a dividend in 2006 in an amount greater than our CUFIN balance (which may occur in a year when net profits exceed the balance in such accounts), then we are required to pay a 29% for 2006, 28% for 2007 and thereafter income tax on an amount equal to the product of the portion of the grossed-up amount which exceeds such balance multiplied by 1.4085 for 2006 and 1.3889 for 2007 and thereafter.

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

        Under the Mexican Income Tax Law, gains realized by a nonresident holder of shares on the sale or disposition of shares not conducted through a recognized stock exchange generally are subject to a Mexican tax at a rate of 25% of the gross sale price. However, if the holder is a resident of a country which (i) is not considered to be a low tax rate country, (ii) its legislation does not contain territorial taxation, and (iii) such income is not subject to a preferential tax regime, the holder may elect to designate a resident of Mexico as its representative, in which case taxes would be payable at a 29% rate on the gain on such disposition of shares in 2006 (28% in 2007 and thereafter).

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

        For purposes of this discussion, a "U.S. holder" is a beneficial owner of B Shares or ADSs that is:

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

Taxation of Distributions

        In this discussion, the term "dividends" is used to mean distributions paid out of our current or accumulated earnings and profits (calculated for U.S. federal income tax purposes) with respect to B Shares or ADSs. In general, the gross amount of any dividends will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder in the case of shares, or by the depositary in the case of ADSs. Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations under the Code. To the extent that a distribution exceeds the amount of our earnings and profits (calculated for U.S. federal income tax purposes), it will be treated as a non-taxable return of capital to the extent of the U.S. holder's basis in the B Shares or ADSs, and thereafter as capital gain (provided that the B Shares or ADSs are held as capital assets). Distributions will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day that they are received by the U.S. holder in the case of shares, or by the depositary in the case of ADSs. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt.

        Distributions of additional shares or ADSs to U.S. holders with respect to their shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

        Dividends paid on shares or ADSs generally will be treated for U.S. foreign tax credit purposes as foreign source passive category income. In the event Mexican withholding taxes are imposed on such dividends, any such withheld taxes would be treated as part of the gross amount of the dividend includible in income of a U.S. holder for U.S. federal income tax purposes (to the extent of current or accumulated earnings and profits), and such taxes may be treated as a foreign income tax eligible, subject to generally applicable limitations and conditions under U.S. federal income tax law, for credit against a U.S. holder's U.S. federal income tax liability or, at the U.S. holder's election, for deduction from gross income in computing the U.S. holder's taxable income. The calculation and availability of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a U.S. holder's particular circumstances. In the event Mexican withholding taxes are imposed, U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits.

Qualified Dividend Income

        Notwithstanding the foregoing, certain dividends received by individual U.S. holders that constitute "qualified dividend income" will be subject to a reduced maximum marginal U.S. federal income tax rate. Qualified dividend income generally includes, among other dividends, dividends received during the taxable year from "qualified foreign corporations." In general, the term "qualified foreign corporation" includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory, and which includes an exchange of information program. In addition, a foreign corporation is treated as a qualified foreign corporation with respect to any dividend paid by the corporation with respect to stock of the corporation that is readily tradable on an established securities market in the United States. For this purpose, a share is treated as readily tradable on an established securities market in the United States if an ADR backed by such share is so traded.

        Notwithstanding the previous rule, dividends received from a foreign corporation that is a passive foreign investment company (as defined in section 1297 of the Code) will not constitute qualified dividend income. In addition, the term "qualified dividend income" will not include, among other dividends, any (i) dividends on any share of stock or ADS which is held by a taxpayer for 60 days or less during the 120-day period beginning on the date which is 60 days before the date on which such share or the shares backing the ADS become ex-dividend with respect to such dividends (as measured under section 246(c) of the Code) or (ii) dividends to the extent that the taxpayer is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respects to positions in substantially similar or related property. Moreover, special rules apply in determining a taxpayer's foreign tax credit limitation under section 904 of the Code in the case of qualified dividend income.

        Individual U.S. holders should consult their own tax advisors to determine whether or not amounts received as dividends from us will constitute qualified dividend income subject to a reduced maximum marginal U.S. federal income tax rate and, in such case, the effect, if any, on the individual U.S. holder's foreign tax credit.

Taxation of Dispositions

        Gain or loss realized by a U.S. holder on the sale, redemption or other disposition of B Shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between such U.S. holder's adjusted basis in the B Shares or the ADSs and the amount realized on the disposition (including any amounts withheld in respect of Mexican withholding tax). Gain (including gain that arises because the U.S. holder's basis in the B Shares or ADSs has been reduced because a distribution is treated as a return of capital rather than as a dividend) and loss realized by a U.S. holder on a sale, redemption or other disposition of B Shares or ADSs generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

        The availability of U.S. foreign tax credits or any deduction from gross income for any Mexican taxes imposed on the sale, redemption or other disposition is subject to certain limitations and involves the application of rules that depend on a U.S. holder's particular circumstances. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, B Shares or ADSs.

Tax Return Disclosure Regulations

        Pursuant to U.S. Treasury regulations (the "Disclosure Regulations"), any taxpayer that has participated in a "reportable transaction" and who is required to file a U.S. Federal income tax return must generally attach a disclosure statement disclosing such taxpayer's participation in the reportable transaction to the taxpayer's tax return for each taxable year for which the taxpayer participates in the reportable transaction. The Disclosure Regulations provide that, in addition to certain other transactions, "loss transactions" and "transactions involving a brief asset holding period" constitute "reportable transactions." "Loss transactions" include transactions that produce a foreign currency exchange loss in an amount equal to or in excess of certain threshold amounts. "Transactions involving a brief asset holding period" are generally transactions resulting in the taxpayer claiming a tax credit in excess of $250,000 if the underlying asset giving rise to the credit is held by the taxpayer for 45 days or less. U.S. holders should consult their own advisors concerning the implications of the tax return disclosure requirements in light of their particular circumstances.

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

        The amount of any backup withholding from a payment to a holder will be allowed as a credit against the U.S. holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.

U.S. Tax Consequences for Non-U.S. Holders

  Distributions:

        A holder of shares or ADSs that is, with respect to the United States, a foreign corporation or a non-resident alien individual (a "non-U.S. holder") generally will not be subject to U.S. federal income or withholding tax on dividends received on shares or ADSs, unless such income is effectively connected with the conduct by the holder of a U.S. trade or business.

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

DOCUMENTS ON DISPLAY

        We are subject to the information requirements of the Exchange Act and, in accordance therewith, we are required to file reports and other information with the SEC. These materials, including this Form 20-F and the exhibits thereto, may be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

ITEM 11. Quantitative And Qualitative Disclosures About Market Risk.

        The following information includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ from those presented. All information below is presented on a Mexican GAAP basis in pesos of constant purchasing power as of December 31, 2005.

        We are exposed to market risks arising from changes in interest rates, foreign exchange rates, equity prices and commodity prices. We use derivative instruments, on a selective basis, to manage these risks. We do not use derivative instruments for trading or speculative purposes. We maintain and control our treasury operations and overall financial risk through practices approved by senior management.

INTEREST RATE RISKS

        We depend upon debt financing transactions, including debt securities, bank and vendor credit facilities and leases, to finance our operations. These transactions expose us to interest rate risk, with the primary interest-rate risk exposure resulting from changes in the relevant base rates (mostly LIBOR and to a lesser extent, Prime, TIIE and Tasa Promedio Poderadain Venezuela) which are used to determine the interest rates that are applicable to borrowings under our credit facilities. We are also exposed to interest rate risk in connection with refinancing of maturing debt. We had approximately U.S.$372.8 million (Ps.3,962.8 million) of fixed rate debt and approximately U.S.$277.2 million (Ps.2,947.1 million) in floating rate debt at December 31, 2005.

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

        On November 2, 2004, we entered into an interest rate swap transaction with five banks with an aggregate notional amount of US$150 million maturing on April 5, 2008, whereby we fixed the 6-month LIBOR rate associated with the term portion of the 2004 Facility at an average rate of 3.2725%. On September 30, 2005, this interest rate swap was modified resulting in a average fixed rate of 3.2775% and a maturity date of March 30, 2008. The swap transaction provides that the counterparty pay us unless 6-month LIBOR reaches 6%, in which case the parties have no obligation to pay any amount for the applicable period.

        However, in March 8, 2006 we modified this 6% level up to 6.5% and 6.75% for the interest payment dates due in 2007 obtaining a fixed average rate of 3.6175% for this year. In addition, in December 12, 2005 we entered into a new interest rate swap for the 2005 Facility with a single bank, starting on March 30, 2008 and maturing on March 30, 2009, whereby we fixed the 6-month LIBOR rate associated with the term portion at an average rate of 4.505%. The swap transaction provides that the counterparty pay us unless 6-month LIBOR reaches 7%, in which case the parties have no obligation to pay any amount for the applicable period. For a description of our debt, see Note 10 to our financial statements.

        The following table sets forth, as of December 31, 2005, the interest rate and maturity profile of our debt portfolio.

	Maturity Dates
	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
	(in millions of pesos of constant purchasing power as of December 31, 2005, except percentages)
Liabilities
Debt
Fixed Rate (Ps.)	27	568	24	119	35	3,189	3,962	4,156
Average Rate	7.66%	7.67%	7.68%	7.69%	7.69%	7.75%
Floating Rate (Ps.)	487	422	26	118	1,894		2,947	2,947
Average Rate	5.83%	4.85%	4.64%	4.60%	4.64%

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

FOREIGN EXCHANGE RATE RISKS

        Our net sales are denominated in U.S. dollars, Mexican pesos and other currencies. During 2005, 50% of our revenues were generated in U.S. dollars, and 3% in Euros. In addition, as of December 31, 2005, 50% of our total assets were denominated in currencies other than Mexican pesos, particularly U.S. dollars. A significant portion of our operations is financed through U.S. dollar-denominated debt.

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

        As of June 15, 2006 we had exchange rate forward contracts for part of the interest payments due in 2006 and 2007 on our US$300 million 7.75% perpetual bond, for an aggregate notional amount of U.S.$15.3 million at an average exchange rate of Ps.11.8205 per U.S. dollar.

        Our primary foreign exchange rate risk relates to our substantial U.S. dollar-denominated debt for our non-U.S. subsidiaries. As of December 31, 2005, 94% of our debt obligations was denominated in U.S. dollars. The following table sets forth information concerning our U.S. dollar-denominated debt as of December 31, 2005. The table does not reflect our U.S. dollar sales or our U.S. dollar-denominated assets.

	Expected Maturity or Transaction Date
U.S. dollar-denominated debt	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
	(in millions of pesos of constant purchasing power as of December 31, 2005)
7.75% Perpetual bond						3,189	3,189	3,367
Syndicated loan					1,892		1,892	1,892
7.625% notes due 2007		537					537	553
Revolving credit facility		377					377	377
7.96% senior notes	14	16	17	112			159	159
Other*	500	59	33	126	37		755	755

	514	989	50	238	1,929	3,189	6,909	7,103

*
Includes debt in Euros, Mexican Pesos and Bolívares

COMMODITY PRICE RISKS

        The availability and price of corn and other agricultural commodities are subject to wide fluctuations due to factors outside our control, such as weather, plantings, government (domestic and foreign) farm programs and policies, changes in global demand created by population growth and global production of similar and competitive crops. We hedge a portion of our production requirements through commodity futures and options contracts in order to reduce the risk created by price fluctuations and supply of corn, wheat, natural gas and soy oils which exist as part of ongoing business operations. The open positions for hedges of purchases do not exceed the maximum production requirements for a one-year period. In Mexico, sometimes we fix the price of certain commodities for a period of time, for example, natural gas.

        During 2005, we entered into short-term hedge transactions through commodity futures and options for a portion of our requirements. For cash-flow hedge transactions, changes in the fair value of the derivative financial instrument are included as other comprehensive income in stockholders' equity, based on the evaluation of the hedge effectiveness, and are reclassified to income in the periods when the hedged commitment or projected transaction is effected. Hedge contracts other than cash flow are recognized at fair value and their valuation gain or loss is recognized in income. As of December 31, 2005, we had a negative impact on our income due to changes in the fair value of cash flow hedges amounting to Ps.25.1 million (Ps.16.2 million net of taxes, from which Ps.14.8 million was recognized as comprehensive income within stockholders' equity and Ps.1.4 million was registered as income for the year). We expect to reclassify the effects initially registered as stockholders' equity to income within the following 12 months. As of December 31, 2005, we have outstanding fair value hedge contracts of natural gas for Ps.1.9 million.

EQUITY PRICE RISKS

        We classify our equity investments, consisting primarily of shares of Grupo Financiero Banorte, S.A. de C.V., a Mexican financial services holding company, as long-term assets. Since these investments are accounted for using the equity method, we do not believe our exposure to a hypothetical 10% decrease in the value of these equity investments would have a material effect on our results. For additional information concerning our investment in Grupo Financiero Banorte, see "Item 4. Information on the Company—Description of Business—Miscellaneous—Banorte Investment." We did not enter into any equity swap agreements in 2005.

COUNTERPARTY RISKS

        We maintain centralized treasury operations in Mexico for our Mexican operations and in the United States for our U.S. operations. Liquid assets are invested primarily in government bonds and short-term debt instruments with a minimum "A1/P1" rating for our U.S. operations and "A" for our Mexican operations. We face credit risk from the potential non-performance by the counterparties in respect of the financial instruments that we utilize. Substantially all of these financial instruments are unsecured. We do not anticipate non-performance by the counterparties, which are principally licensed commercial banks and investment banks with long-term credit ratings. For our Central American operations and Gruma Venezuela, we only invest cash reserves with well-known local banks and local branches of international banks. In addition, we also keep small investments abroad.

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

ITEM 14. Material Modifications To The Rights Of Security Holders And Use Of Proceeds.

        None.

ITEM 15. Controls and Procedures.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

        The conclusions of our Chief Executive Officer and Chief Corporate Officer about the effectiveness of our disclosure controls and procedures, based on their evaluation of these controls and procedures as of December 31, 2005, are as follows:

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

CHANGES IN INTERNAL CONTROLS

        There has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. Financial Expert

        At our annual ordinary shareholders' meeting in April 2006, our shareholders elected the following three members of the Audit Committee: Javier Vélez Bautista, Juan Diez-Canedo Ruiz, and Héctor Rangel Domene. Juan Diez-Canedo Ruiz was designated as the "audit committee financial expert" within the meaning of this Item 16A. Although under Mexican law the determination of the shareholders is binding on our company, our board of directors will confirm this designation at its next board meeting.

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

ITEM 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

        The following table summarizes the aggregate fees billed to us by PricewaterhouseCoopers, during the fiscal years ended December 31, 2004 and 2005:

	Year ended December 31,
	2005	2004
	(thousands of Mexican pesos)
Audit fees	Ps. 28,432	Ps. 24,393
Audit-related fees	—	—
Tax fees	6,915	2,603
Other fees	377	585

Total fees	Ps. 35,724	Ps. 27,581

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

        Other Fees.    Other fees in the above table are fees billed by PricewaterhouseCoopers, for non-audit services. As a percentage of total fees billed to GRUMA, other fees represent 1% and 2% for 2005 and 2004 respectively.

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

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

  Not Applicable

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        The following table sets out certain information concerning purchases of our shares by us and our affiliates during 2005.

Issuer Purchases of Equity Securities
(for the fiscal year ended December 31, 2005)

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet be Purchased Under the Plans or Programs
January	692,200	Ps. 26.16
February	11,700	Ps. 26.63
March	1,426,600	Ps. 26.15
April	1,240,000	Ps. 22.87
May	1,452,800	Ps. 21.52
June	92,800	Ps. 24.00
July	—	—
August	—	—
September	—	—
October	—	—
November	—	—
December	—	—

PART III

ITEM 17. Financial Statements.

        Not applicable.

ITEM 18. Financial Statements.

        See pages F-1 through F-159, incorporated herein by reference.

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
2(b)(2)
Supplemental Indenture, dated as of November 30, 2004, between us and JPMorgan Chase Bank, N.A., a national banking association (as successor to JPMorgan Chase Bank), as Indenture Trustee under the Indenture referred to above.*****
2(b)(3)	Registration Rights Agreement by and among us, Lehman Brothers Inc., Bear Stearns International Limited, and AFIN Securities International Ltd., dated October 9, 1997.***
2(b)(4)	Indenture, dated as of December 3, 2004, between us and JPMorgan Chase Bank, N.A., as Indenture Trustee representing up to U.S.$300,000,000 of our 7.75% Perpetual Bonds.*****
2(b)(5)
U.S.$250 million Loan Agreement among us, the Lenders party thereto, BBVA Securities Inc. as Bookrunner and Documentation Agent, and BBVA Bancomer, S.A. as Administrative Agent dated as of July, 22, 2005.
4(a)(1)	Shareholders Agreement by and among us, Roberto González Barrera, Archer Daniels-Midland Company and ADM Bioproductos, S.A. de C.V., dated August 21, 1996.***
4(a)(2)	Amendment No. 1 to Shareholders Agreement by and among us, Roberto González Barrera, Archer Daniels-Midland Company and ADM Bioproductos, S.A. de C.V., dated September 13, 1996.****
4(a)(3)	Amendment No. 2 to Shareholders Agreement by and among us, Roberto González Barrera, Archer Daniels-Midland Company and ADM Bioproductos, S.A. de C.V., dated August 18, 1999.****
4(a)(4)	Asset Contribution Agreement among Gruma Corporation, Gruma Holding, Inc., ADM Milling Co., Valley Holding, Inc., GRUMA-ADM, and Azteca Milling, L.P., dated as of August 21, 1996.***
4(a)(5)	Investment Agreement by and between us and Archer-Daniels-Midland Company, dated as of August 21, 1996.***

7	Statement of Computation of Ratio of Earnings to Fixed Charges (Mexican GAAP and U.S. GAAP).
8	List of Principal Subsidiaries.
12(a)(1)	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2006.
12(a)(2)	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2006.
13	Officer Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2006.

*	Previously filed in Annual Report on Form 20-F (File No. 1-14852), originally filed with the SEC on June 30, 2004. Incorporated herein by reference.
**	Previously filed in Registration Statement on Form F-6 (File No. 333-9282), originally filed with the SEC on August 13, 1998. Incorporated herein by reference.
***	Previously filed in Registration Statement on Form F-4 (File No. 333-8266), originally filed with the SEC on January 28, 1998. Incorporated herein by reference.
****	Previously filed in Annual Report on Form 20-F (File No. 1-14852), originally filed with the SEC on July 1, 2002. Incorporated herein by reference.
*****	Previously filed in Annual Report on Form 20-F (File No. 1-14852), originally filed with the SEC on June 30, 2005. Incorporated herein by reference.

SIGNATURE

        The registrant, Gruma, S.A. de C.V., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUMA, S.A. DE C.V.
By:	/s/ JUAN ANTONIO QUIROGA GARCÍA Name: Juan Antonio Quiroga García Title: Chief Corporate Officer

Dated: June 30, 2006

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

INDEX TO REPORTS OF INDEPENDENT REGISTERED PUBIC ACCOUNTING
FIRMS AND CONSOLIDATED FINANCIAL STATEMENTS 2005, 2004 AND 2003

GRUPO FINANCIERO BANORTE, S.A. DE C.V. (1)

INDEX TO REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRMS AND CONSOLIDATED FINANCIAL STATEMENTS 2005, 2004 and 2003

(1)
The accompanying consolidated balance sheets of Grupo Financiero Banorte, S. A. de C.V. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, of changes in stockholders' equity, of changes in financial position and of cash flows for the years ended December 31, 2005, 2004 and 2003 are presented herein as required by Rule 3-09 of Regulation S-X.

Report of Independent Registered Public Accounting Firm

To the Stockholders of Gruma, S.A. de C.V.:

        In our opinion, based on our audits and the report of the other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholders' equity and changes in financial position present fairly, in all material respects, the financial position of Gruma, S.A. de C.V. and subsidiaries (collectively "the Company") at December 31, 2005 and 2004, and the results of their operations and changes in their financial position for each of the three years ended December 31, 2005, in conformity with accounting principles generally accepted in Mexico. These consolidated financial statements are the responsibility of the management of Gruma, S.A. de C.V.; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 2005 financial statements of Grupo Financiero Banorte, S.A. de C.V. and subsidiaries, an equity method associated company, which investment as of December 31, 2005 represents 8% of the consolidated total assets, and equity in their earnings represents 47% of the 2005 consolidated net income. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for the associated company mentioned above, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for the opinion expressed above.

        Effective January 1, 2005, the Company adopted the amendments to Statement D-3, "Labor Obligations", issued by the Mexican Institute of Public Accountants. These amendments provide additional valuation and disclosure rules for recognizing severance payments due to causes other than from restructuring activities. The adoption of these amendments resulted the recognition of an initial liability effect related to the cost of the services of prior years and a cumulative effect charge to income for the year, net of taxes, in the amount of Ps.54,127 thousands.

        Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2005 and the determination of consolidated stockholders' equity at December 31, 2005 and 2004 to the extent summarized in Note 22 to the consolidated financial statements. We did not audit the 2005 U.S. GAAP equity method adjustment related to Grupo Financiero Banorte, S.A. de C.V. and subsidiaries described in Note 22-M. The 2005 impact of the U.S. GAAP adjustment related to this equity method investee represents 1.6% of the consolidated stockholders' equity and 0.4% of consolidated net income, both on a U.S. GAAP basis. This adjustment was audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the U.S. GAAP amounts related to Grupo Financiero Banorte, S.A. de C.V. and subsidiaries in 2005 is based solely on the report of the other auditors.

PricewaterhouseCoopers, S.C.

Monterrey, N.L., Mexico
June 29, 2006

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND 2005

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2005)
(Notes 1 and 3)

	2004		2005
ASSETS
Current:
Cash	Ps.	183,453	Ps.	232,900
Temporary investments (Note 3-F)		297,005		94,144
Accounts receivable, net (Note 4)		3,159,932		3,451,803
Refundable taxes (Note 4)		423,893		518,836
Inventories (Note 5)		3,643,524		3,608,127
Prepaid expenses		255,282		269,521

Total current assets		7,963,089		8,175,331
Investment in common stock of associated companies (Note 6)		1,769,418		2,348,560
Property, plant and equipment, net (Note 7)		12,992,314		13,743,315
Intangible assets, net (Note 8)		1,065,076		1,171,519
Excess of cost over book value of subsidiaries acquired, net		939,032		1,266,204
Other assets (Note 9)		61,435		70,159

Total assets	Ps.	24,790,364	Ps.	26,775,088

LIABILITIES
Current:
Bank loans (Note 10)	Ps.	421,536	Ps.	429,433
Current portion of long-term debt (Note 10)		91,194		84,778
Trade accounts payable		1,426,722		1,981,752
Accrued liabilities and other accounts payable		1,635,800		1,540,872
Income taxes payable		10,347		—
Employees' statutory profit sharing payable		14,799		30,465

Total current liabilities		3,600,398		4,067,300

Long-term debt (Note 10)		5,916,013		6,395,650
Deferred income taxes (Note 15-B)		1,470,060		1,492,174
Deferred employees' statutory profit sharing (Note 15-D)		25,247		18,280
Other liabilities		246,153		704,077

Total long-term liabilities		7,657,473		8,610,181

Total liabilities		11,257,871		12,677,481

Contingencies and commitments (Note 12)
Subsequent events (Note 21)
STOCKHOLDERS' EQUITY
Majority interest (Note 13):
Common stock		4,563,775		4,575,894
Restatement of common stock		7,456,937		7,456,937

		12,020,712		12,032,831
Additional paid-in capital		3,666,974		3,680,701

		15,687,686		15,713,532
Deficit from restatement		(13,575,321)		(13,819,535)
Derivative financial instruments		19,276		88
Cumulative effect of a change in an accounting principle for deferred income taxes and employees' statutory profit sharing		(209,620)		(209,620)
Retained earnings (Note 13-B):
Prior years		8,448,171		9,481,227
Net income for the year		907,856		1,185,977
Foreign currency translation adjustments (Note 13-E)		(613,622)		(1,115,831)

Total majority interest		10,664,426		11,235,838
Minority interest		2,868,067		2,861,769

Total stockholders' equity		13,532,493		14,097,607

	Ps.	24,790,364	Ps.	26,775,088

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(Expressed in thousands of Mexican pesos of constant purchasing power as of
December 31, 2005, except share and per share amounts)
(Notes 1 and 3)

	2003		2004		2005
Net sales	Ps.	22,967,791	Ps.	24,577,608	Ps.	26,675,824
Cost of sales		(14,624,622)		(15,768,628)		(17,422,357)

Gross profit		8,343,169		8,808,980		9,253,467
Selling, general and administrative expenses		(6,600,436)		(6,901,259)		(7,689,918)

Operating income		1,742,733		1,907,721		1,563,549

Comprehensive financing cost, net:
Interest expense		(530,158)		(478,634)		(571,170)
Interest income		64,472		224,605		53,363
Monetary position gain, net		187,473		238,792		300,987
Foreign exchange loss, net (Note 16-A)		(181,085)		(50,493)		(51,196)

		(459,298)		(65,730)		(268,016)

Other expense, net (Note 14)		(174,456)		(282,066)		(140,866)

Income before income taxes, employees' statutory profit sharing, equity in earnings of associated companies, cumulative effect of change in accounting principle and minority interest		1,108,979		1,559,925		1,154,667

Income taxes (Note 15):
Current		(311,168)		(398,368)		(525,212)
Deferred		(362,642)		(352,340)		155,253

		(673,810)		(750,708)		(369,959)

Employees' statutory profit sharing (Note 15):
Current		(13,976)		(14,821)		(27,930)
Deferred		18,658		5,739		8,125

		4,682		(9,082)		(19,805)

Income before equity in earnings of associated companies, cumulative effect of change in accounting principle and minority interest		439,851		800,135		764,903
Equity in earnings of associated companies		234,396		277,512		622,528
Cumulative effect of change in accounting principle, net of taxes of Ps.20,902		—		—		(54,127)

Income before minority interest		674,247		1,077,647		1,333,304
Minority interest		(182,849)		(169,791)		(147,327)
Majority net income for the year	Ps.	491,398	Ps.	907,856	Ps.	1,185,977

Earnings per share (in pesos):
Income from continuing operations	Ps.	1.10	Ps.	2.02	Ps.	2.75
Cumulative effect of change in accounting principle		—		—		(0.12)

Net income	Ps.	1.10	Ps.	2.02	Ps.	2.63

Weighted average shares outstanding (thousands)		445,098		450,306		451,446

The accompanying notes are an integral part of these consolidated financial statements

GRUMA, S.A. DE C.V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(Expressed in thousands of Mexican pesos of constant purchasing power as of
December 31, 2005, except share and per share amounts)
(Notes 1 and 3)

	Common stock (Note 13-A)											Retained earnings (Note 13-B)
										Cumulative effect of deferred income taxes and employee's statutory profit sharing
	Number of shares (thousands)	Amount		Additional paid-in capital		Deficit from restatement		Derivative financial instruments				Prior years		Net income for the year		Foreign currency translation adjustments (Note 13-E)		Total majority interest		Minority interest		Total stockholder's equity
Balances at December 31, 2002	441,402	Ps.	11,638,591	Ps.	3,366,262	Ps.	(12,613,510)	Ps.	—	Ps.	(209,620)	Ps.	8,248,464	Ps.	423,389	Ps.	(679,491)	Ps.	10,174,085	Ps.	2,783,075	Ps.	12,957,160

Appropriation of prior year net income													423,389		(423,389)				—				—
Contributions by minority interest																					139,771		139,771
Decrease of minority interest																					(7,810)		(7,810)
Dividends paid ($0.71 per share)													(319,334)						(319,334)		(194,327)		(513,661)
Net purchases and sales of Company's common stock	8,731		213,430		90,210								(178,763)						124,877				124,877
Derivative financial operations in Company's own stock					42,689								126,645						169,334				169,334

	8,731		213,430		132,899								51,937		(423,389)				(25,123)		(62,366)		(87,489)

Comprehensive income (loss):
Recognition of inflation effects for the year							(370,146)						(302,465)						(672,611)		(82,526)		(755,137)
Foreign currency translation adjustments																	62,536		62,536		32,141		94,677
Net income for the year															491,398				491,398		182,845		674,243

Comprehensive income of the year							(370,146)						(302,465)		491,398		62,536		(118,677)		132,460		13,783

Balances at December 31, 2003	450,133		11,852,021		3,499,161		(12,983,656)		—		(209,620)		7,997,936		491,398		(616,955)		10,030,285		2,853,169		12,883,454

Appropriation of prior year net income							491,398	(491,398)		—		—
Contributions by minority interest										—	92,565	92,565
Decrease of minority interest										—	(29,086)	(29,086)
Dividends paid ($0.75 per share)							(336,949)			(336,949)	(222,373)	(559,322)
Net purchases and sales of Company's common stock	1,916	168,691	167,813				(43,190)			293,314		293,314

	1,916	168,691	167,813				111,259	(491,398)		(43,635)	(158,894)	(202,529)

Comprehensive income (loss):
Recognition of inflation effects for the year				(591,665)			338,976			(252,689)	20,393	(232,296)
Foreign currency translation adjustments									3,333	3,333	(16,392)	(13,059)
Derivative financial instruments, net of taxes					19,276					19,276	—	19,276
Net income for the year								907,856		907,856	169,791	1,077,647

Comprehensive income of the year				(591,665)	19,276		338,976	907,856	3,333	677,776	173,792	851,568

Balances at December 31, 2004	452,049	12,020,712	3,666,974	(13,575,321)	19,276	(209,620)	8,448,171	907,856	(613,622)	10,664,426	2,868,067	13,532,493

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(Expressed in thousands of Mexican pesos of constant purchasing power as of
December 31, 2005, except share and per share amounts)
(Notes 1 and 3)

							Cumulative effect of deferred income taxes and employee's statutory profit sharing
	Common stock (Note 13-A)							Retained earnings (Note 13-B)
										Foreign currency translation adjustments (Note 13-E)
	Number of shares (thousands)	Amount	Additional paid-in capital	Deficit from restatement	Derivative financial instruments			Prior years	Net income for the year		Total majority interest	Minority interest	Total stockholder's equity
Appropriation of prior year net income								907,856	(907,856)		—		—
Decrease of minority interest											—	(1,499)	(1,499)
Dividends paid ($0.81 per share)								(366,582)			(366,582)	(168,337)	(534,919)
Net purchases and sales of Company's common stock	501	12,119	13,727					(3,838)			22,008	—	22,008

	501	12,119	13,727					537,436	(907,856)		(344,574)	(169,836)	(514,410)

Comprehensive income (loss):
Recognition of inflation effects for the year				(244,214)				495,620			251,406	60,860	312,266
Foreign currency translation adjustments										(502,209)	(502,209)	(35,039)	(537,248)
Derivative financial instruments, net of taxes						(19,188)					(19,188)	(9,610)	(28,798)
Net income for the year									1,185,977		1,185,977	147,327	1,333,304

Comprehensive income for the year				(244,214)		(19,188)		495,620	1,185,977	(502,209)	915,986	163,538	1,079,524

Balances at December 31, 2005	452,550	Ps.12,032,831	Ps.3,680,701	Ps.(13,819,535)	Ps	.88	Ps.(209,620)	Ps.9,481,227	Ps.1,185,977	Ps.(1,115,831)	Ps.11,235,838	Ps.2,861,769	Ps.14,097,607

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2005)
(Notes 1 and 3)

	2003		2004		2005
Operating activities:
Majority net income for the year	Ps.	491,398	Ps.	907,856	Ps.	1,185,977
Minority interest		182,849		169,791		147,327

Consolidated net income		674,247		1,077,647		1,333,304
Adjustments to reconcile consolidated net income to net resources provided by operating activities:
Depreciation and amortization		1,122,251		1,037,916		1,110,523
Impairment of long-lived assets		17,032		223,915		39,456
Equity in earnings of associated companies, net of dividends received		(195,696)		(223,071)		(553,141)
Deferred income taxes and employees' statutory profit sharing		343,983		346,600		(163,378)
Write-off of debt issuance costs due to early extinguishment of debt		—		23,395		—
Cumulative effect of change in accounting principle		—		—		54,127
Seniority premiums and other long-term accrued liabilities		7,925		8,655		44,027

		1,969,742		2,495,057		1,864,918

Changes in working capital:
Restricted cash		360		636		482
Accounts receivable, net		94,582		(511,458)		(135,404)
Inventories		(810,003)		(521,729)		84,281
Prepaid expenses		(107,871)		(29,991)		(35,901)
Trade accounts payable		(181,661)		519,972		507,607
Accrued liabilities and other accounts payables		363,059		(28,677)		(475,033)
Income taxes and employees' statutory profit sharing payable		1,825		6,607		(16,514)

		(639,709)		(564,640)		(70,482)

Net resources provided by operating activities		1,330,033		1,930,417		1,794,436

Financing activities:
Proceeds from bank loans and long-term debt		1,792,994		4,221,142		2,379,334
Repayment of bank loans and long-term debt		(2,761,500)		(4,400,443)		(1,928,637)
Proceeds from long-term note payable		—		—		376,972
Contributions by minority interest		139,771		92,565		—
Decrease of minority interest		(7,810)		(29,086)		(1,499)
Net purchases and sales of Company's common stock and derivative financial operations		294,211		293,314		22,008
Dividends paid		(513,661)		(559,322)		(534,919)
Other		3,938		(9,055)		(102,096)

Net resources (used in) provided by financing activities		(1,052,057)		(390,885)		211,163

Investing activities:
Acquisition of property, plant and equipment		(644,375)		(886,025)		(1,234,263)
Acquisition of subsidiaries, net of cash acquired		—		(377,840)		(1,057,550)
Sale of property, plant and equipment		35,429		186,755		173,151
Trust funds for technology research and development		213,030		—		—
Intangible assets		(15,164)		(361,519)		(10,056)
Other		15,715		11,709		(29,813)

Net resources used in investing activities		(395,365)		(1,426,920)		(2,158,531)

Net increase (decrease) in cash and temporary investments		(117,389)		112,612		(152,932)
Cash and temporary investments at beginning of year		484,753		367,364		479,976

Cash and temporary investments at end of year	Ps.	367,364	Ps.	479,976	Ps.	327,044

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2005, except where otherwise indicated)

1.    ENTITY AND NATURE OF BUSINESS

        Gruma, S.A. de C.V., a Mexican corporation, is a holding company whose subsidiaries are located in Mexico, the United States of America, Central America, Venezuela and Europe. These subsidiaries are primarily engaged in manufacturing and distributing corn flour, tortillas, wheat flour and other related products. Gruma, S.A de C.V. and its subsidiaries are herein collectively referred to as "the Company".

2.    NEW OPERATIONS

        The results of operations of the new investments have been consolidated since their acquisition dates.

        The investments carried out during 2005 are described as follows:

  •
  In May 2005, the Company, through its subsidiary Gruma Corporation, entered into an asset purchase agreement to acquire from CHS Inc., located in Minnesota, Texas and Arizona in the United States of America, all the assets related to the production and distribution of tortilla and related products. The Company paid Ps.419,215 (U.S.$39,437,000).

    The estimated fair values of the net assets acquired are summarized as follows:

Inventories	Ps.	24,672
Property, plant and equipment		211,378
Excess of cost over book value		94,936
Trade names and other intangible assets		88,229

Total assets acquired	Ps.	419,215

  •
  In September 2005, the Company, through its subsidiary Gruma Corporation, acquired all issued and outstanding shares of La Tapatía Norcal, Inc. for Ps.50,227 (U.S.$4,725,000). According to the terms of the agreement, Gruma Corporation paid an initial amount of Ps.7,972 (U.S.$750,000) with a final payment for the amount of Ps.42,255 (U.S.$3,975,000) due in January 2006. At the acquisition date, La Tapatía had cash balances that reduced the cash expenditure to a net amount of approximately Ps.6,793 (U.S.$639,000). Additionally, it had bank debt of Ps.14,531 (U.S.$1,367,000).

    La Tapatía manufactures and distributes tortillas, chips and related products in San Francisco, California. The excess of cost over book value is for an amount of Ps.26,809.

    The estimated fair values of the net assets acquired are summarized as follows:

Current assets	Ps.	17,305
Property, plant and equipment		18,486
Excess of cost over book value		26,809
Trade names and other intangible assets		21,090
Other assets		1,744

Total assets acquired		85,434
Current portion of long-term debt		14,531
Other current liabilities		15,786
Deferred income taxes		4,890

Net assets acquired	Ps.	50,227

  •
  In August 2005, the Company, through its subsidiary Grupo Industrial Maseca, S.A. de C.V., acquired all issued and outstanding shares of Agroinsa de México, S.A. de C.V. and Agroindustrias Integradas del Norte, S.A. de C.V. for Ps.469,230 (U.S.$43,100,000). The businesses acquired are Mexican companies that mainly produce corn and wheat flour. Under the terms of the agreement, Grupo Industrial Maseca initially paid Ps.43,548 (U.S.$4,000,000) and has two notes payable for Ps.39,596 each (U.S.$3,637,000 each) due in August 2006 and 2007, and a third note for Ps.346,490 (U.S.$31,826,000) due in August 2008. The balances maturing in 2007 and 2008 are included in other long-term liabilities. The net assets acquired, adjusted to its fair value, and the notes payable have been included in the consolidated financial statements. The legal status of this acquisition with respect to the Comisión Federal de Competencia ("Federal Competition Commission" or "CFC") is discussed in Note 12-A.

    The estimated fair values of the net assets acquired are summarized as follows:

Current assets	Ps.	287,250
Property, plant and equipment		582,160
Excess of cost over book value		115,099

Total assets acquired		984,509
Current liabilities		328,116
Deferred income taxes		177,541
Other long-term liabilities		9,622

Net assets acquired	Ps.	469,230

  •
  In December 2005, the Company, through its subsidiary Gruma Centroamérica, L.L.C., acquired all issued and outstanding shares of Maíz Industrializado de C.A., S.A. de C.V. for Ps.42,916 (2,005 million Costa Rican colons).

    The estimated fair values of the net assets acquired are summarized as follows:

Current assets	Ps.	39,882
Property, plant and equipment		7,415
Excess of cost over book value		4,190
Deferred income tax asset		6,048
Other assets		2,194

Total assets acquired		59,729
Current liabilities		16,813

Net assets acquired	Ps.	42,916

    The investments carried out during 2004 are described as follows:

  •
  In June 2004, the Company acquired, through its subsidiary Gruma Corporation, all the shares of Ovis Holding B.V. for Ps.140,022 (U.S.$12,770,000). Ovis Holding B.V. is a company incorporated under the laws of Holland, which owns 100% of the Ovis Boske Speciaalbrood B.V. shares, herein collectively referred to as Ovis Boske. Cash on the Ovis Boske balance sheet at the acquisition date reduced the cash expenditure to a net amount of approximately Ps.124,079 (U.S.$11,316,000). Additionally, the Company has long-term debt of Ps.51,283 (U.S.$4,677,000).

    Pursuant to the terms of the agreement, further contingent consideration in the form of a one time earn-out payment of approximately Ps.75,962 (U.S.$7,146,000) was paid to the sellers in 2005, based upon the operating results of Ovis Boske for the 2004 calendar year.

    Ovis Boske manufactures and distributes tortillas, dinner kits, and related products to the European market. The acquisition of Ovis Boske provides the Company with further growth opportunities for its existing European tortilla operations.

    The estimated fair values of the net assets acquired are summarized as follows:

Current assets	Ps.	56,151
Property, plant and equipment		129,649
Excess of cost over book value		110,887
Trade names and other intangible assets		31,210

Total assets acquired		327,897
Current portion of long-term debt		51,283
Current liabilities		31,118
Deferred income taxes		25,260

Net assets acquired	Ps.	220,236

  •
  In June 2004, the Company, through its subsidiary Gruma Corporation, entered into a purchase agreement to acquire 51% of the share capital of NDF Gruma Europe S.R.L. ("NDF Gruma") for Ps.99,945 (U.S.$9,115,000). NDF Gruma is a company incorporated under the laws of Italy by the shareholders of Nuova De Franceshi & Figli S.P.A.

    Included in the purchase agreement is an initial put option, a subsequent put option and a call option on the 49% interest owned by the minority shareholders of NDF Gruma. Beginning of the third anniversary of the closing date and lasting for a period of 3 months, the initial put option entitles the minority shareholders to exercise a put option on their 49% ownership of NDF Gruma. The put option price is determined by the higher amount between:

    —
    A multiple of NDF Gruma's earnings before interest, taxes, depreciation and amortization (EBITDA), or

    —
    The minority shareholders' initial investment of approximately U.S.$7,721,000 plus accrued interests since the closing date until the date of exercise of the put option, at Euribor index rate plus 1%.

    As of December 31, 2005 the Company's potential obligation under the initial put option amounts is estimated at approximately U.S.$904,000 (U.S.$555,000 net of taxes), and has been included on the consolidated balance sheet as a component of minority interest.

    From the maturity of the initial put option until the fifth anniversary of the closing date, the minority shareholders are entitled to exercise a subsequent put option. The price of the subsequent put option is determined using the same multiple of EBITDA as in the initial put option. Starting the fifth anniversary and for the following five years, the Company is entitled to exercise a call option on the 49% interest owned by the minority shareholders of NDF Gruma. This call option is priced upon the multiple of EBITDA used in both put options above.

    As of December 31, 2004 and 2005, the estimated fair values of the minority shareholders' subsequent put option and the Company's call option were not material.

    NDF Gruma manufactures and distributes corn flour and other related products for the European market.

    The estimated fair values of the net assets acquired are summarized as follows:

Property, plant and equipment	Ps.	180,274
Excess of cost over book value		52,791

Total assets acquired		233,065
Deferred income taxes		45,983
Minority interest		84,533

Net assets acquired	Ps.	102,549

  •
  In October 2004, the Company, through its subsidiary Gruma Corporation, entered into an asset purchase agreement and co-packing arrangement with a Las Vegas, Nevada based manufacturer and distributor of tortillas and other related products for a total of Ps.62,303 (U.S.$5,682,000).

    The estimated fair values of the net assets acquired are summarized as follows:

Property, plant and equipment	Ps.	37,774
Excess of cost over book value		23,158
Other intangible assets		1,371

Total assets acquired	Ps.	62,303

3.    SIGNIFICANT ACCOUNTING POLICIES

       The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico ("Mexican GAAP"). A reconciliation from Mexican GAAP to United States generally accepted accounting principles ("U.S. GAAP") is included in Note 22.

A)
BASIS OF CONSOLIDATION

        The consolidated financial statements include the accounts of Gruma, S.A. de C.V. and all of its subsidiaries. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements.

        As of December 31, 2004 and 2005 the main subsidiaries included in the consolidation are the following:

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

  C)
  FOREIGN CURRENCY TRANSLATION

        Financial statements of foreign subsidiaries have been restated to recognize the effects of inflation and translated to Mexican pesos of constant purchasing power as of December 31, 2005, as follows:

  •
  Financial statements are restated to year-end constant local currencies following the provisions of Bulletin B-10, applying the General Consumer Price Index ("GCPI") of the foreign country, which reflects the change in purchasing power of the local currency in which the subsidiary operates.

  •
  Assets, liabilities, income and expenses are translated to Mexican pesos applying the exchange rate in effect at each period end. Stockholders' equity balances are translated by applying the exchange rates in effect at the dates in which the contributions were made and the income was generated. The effects of translation are recognized as a component of equity entitled "Foreign Currency Translation Adjustments" (Note 13-E).

  D)
  RECOGNITION OF THE EFFECTS OF INFLATION

        The consolidated financial statements have been restated to recognize the effects of inflation and are expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2005, determined as follows:

  •
  For comparability purposes, the financial statements as of and for the years ended December 31, 2003 and 2004 have been restated by using a weighted average restatement factor, which considers the relative total sales contribution by country for that year and the corresponding inflation and exchange rate fluctuations. The difference between the restated stockholders' equity determined through this procedure and the resulting by applying the National Consumer Price Index ("NCPI") is disclosed in 2005 in the stockholders' equity section as the recognition of inflation effects for the year within retained earnings of prior years.

  •
  The consolidated statements of income and of stockholders' equity for the year ended December 31, 2005 were restated applying GCPI factors from the country in which the subsidiary operates and applied to periods in which the transactions occurred and year-end.

  •
  The consolidated statements of changes in financial position present, in Mexican pesos of constant purchasing power, the resources provided by or used in operating, financing and investing activities.

  •
  The factors used to recognize the effects of inflation were the following:

Year	Mexican national consumer price index	Weighted—average restatement factor
2003	3.98%	7.75%
2004	5.19%	1.17%
2005	3.33%	(1.66)%

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

  •
  Restatement of common stock, additional paid-in capital and retained earnings

    This restatement reflects the amounts necessary to maintain the stockholder's investment at the original purchasing power amounts, and it is determined by applying NCPI factors from the dates on which capital stock and additional paid-in capital were contributed and earnings were generated or losses incurred. It is included within the related stockholders' equity captions.

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

  E)
  FOREIGN CURRENCY TRANSACTIONS

        Foreign currency transactions are recorded at the exchange rate in effect on the dates the transactions are entered into and settled. Monetary assets and liabilities denominated in foreign currencies are translated into Mexican pesos at the exchange rate in effect at the balance sheet dates. Currency exchange fluctuations from valuation and liquidation of these balances are credited or charged to income, except for the effects of translation arising from foreign currency denominated liabilities, which are accounted for as a hedge of the Company's net investment in foreign subsidiaries, and are recognized as a component of equity under "Foreign currency translation adjustments".

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

  H)
  INVESTMENT IN COMMON STOCK

        Investments in common stock with ownership between 10% and 50% of the investees' voting stock, or where the Company exercises significant influence, are accounted for by the equity method.

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

        Maintenance and repairs are expensed as incurred. Costs of major replacements and improvements are capitalized. Comprehensive financing cost, including interest expense, foreign currency exchange fluctuations, and monetary position gain of the related debt for major construction projects, are capitalized as part of the assets during the construction period. When assets are retired, sold or otherwise disposed of, the restated value and accumulated depreciation are removed from the appropriate accounts and any resulting gain or loss is included in "Other expenses, net".

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

        Starting January 1, 2004 the Company adopted the provisions of revised Bulletin B-7 "Business Acquisition" ("Bulletin B-7"), issued by the Mexican Institute of Public Accountants ("MIPA"). Bulletin B-7 is effective starting January 1, 2005, with early adoption encouraged.

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

  K)
  IMPAIRMENT OF LONG LIVED ASSETS

        Effective January 1, 2004, the Company adopted the provisions of Bulletin C-15 "Impairment in the Value of Long-lived Assets and their Disposition". Bulletin C-15 establishes the criteria for the identification of certain evidence of a potential impairment of long-lived assets, tangible and intangible. Additionally, Bulletin C-15 provides guidelines for the computation and recognition of impairment losses and their reversal, as well as the requirements for their disclosure and presentation.

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

        Due to the application of Bulletin C-15, the Company recognized Ps. 223,915 and Ps.39,456 for the years ended December 31, 2004 and 2005, and were recognized in "Other expenses, net" (Note 14).

  L)
  LABOR OBLIGATIONS

        Seniority premium to which Mexican employees are entitled after 15 years of service is charged to income as determined by annual actuarial valuations. Until December 31, 2004 indemnities to which Mexican employees may be entitled in the case of dismissal or death, under certain circumstances established by Mexican Labor Law, were expensed when they became payable.

        Starting January 1, 2005 the Company adopted the provisions of Bulletin D-3 "Labor Obligations", which includes the regulations for the valuation, presentation and recognition of retirement benefits at the end of the employee labor relationship for causes other than restructuring. These effects are recognized through actuarial valuations using the projected unit credit method. The net period cost amounted to Ps.13,590 which was recognized in income of the year. As of January 1, 2005 the initial adoption of Bulletin D-3 included the recognition of a liability and a charge to income of Ps.54,127 net of taxes, for the recognition of prior services for retirement benefits at the end of the labor relationship. These effects mainly refer to the recognition of indemnities to which employees are entitled in case of dismissal.

  M)
  FINANCIAL INSTRUMENTS

        Until December 31, 2003, derivative financial instruments held for hedging purposes were recognized utilizing the same valuation criteria used for the assets and liabilities being hedged. The effects of this valuation were recognized in income, net of costs, expenses or earnings from the assets or liabilities being hedged except for those financial instruments related with the Company's own shares, which are recorded as a component of equity.

        Effective January 1, 2004 the Company adopted the provisions of Bulletin C-12 "Financial Instruments with Characteristics of Liabilities, Equity or Both", which establishes the rules to classify and measure the liability and equity components of financial instruments, as well as their disclosure requirements. Additionally, in April 2004, Bulletin C-10 "Derivative Financial Instruments and Hedge Operations" was issued by the MIPA. This Bulletin is effective starting January 1, 2005, with early adoption encouraged. The Company adopted the provisions in Bulletin C-10 effective January 1, 2004.

        As a result of the adoption of the Bulletins mentioned above, all derivative financial instruments that are not considered for hedging purposes are recognized initially at cost and subsequently at fair value, with changes in fair value recognized currently in income.

        For cash-flow hedge transactions, changes in the fair value of the derivative financial instrument are included as other comprehensive income in stockholders' equity, based on the evaluation of the hedge effectiveness, and are reclassified to income in the periods when the hedged commitment or projected transaction is effected. Hedge contracts other than cash flow are recognized at fair value and their valuation gain or loss is recognized in income.

  N)
  REVENUE RECOGNITION

        Revenue on product sales is recognized upon shipment to, and acceptance by the Company's customers or when the risk of ownership has passed to the customers. Provisions for discounts and rebates to customers, returns and other adjustments are recognized in the same period the related sales are recorded and are based upon either historical estimates or actual terms.

  O)
  INCOME TAXES AND EMPLOYEES' STATUTORY PROFIT SHARING

        The Company recognizes in income the expense or earning from deferred income tax and employees' statutory profit sharing for all temporary differences arising between the carrying values for financial reporting and tax values of assets and liabilities that are expected to reverse in the future. Valuation allowances are provided if based upon the weight of available evidence it is more likely than not that some or all the deferred tax assets will not be realizable.

  P)
  EARNINGS PER SHARE

        Earnings per share are computed by dividing majority net income for the year by the weighted average number of common shares outstanding during the year.

  Q)
  COMPREHENSIVE INCOME (LOSS)

        The different components that constitute earned (lost) capital for the year are presented in the statement of changes in stockholders' equity as comprehensive income (loss).

4.    ACCOUNTS RECEIVABLE, NET AND REFUNDABLE TAXES

        Accounts receivable, net are comprised of the following as of December 31:

	2004		2005
Trade accounts receivable	Ps.	3,004,295	Ps.	3,323,973
Allowance for doubtful accounts		(113,404)		(142,100)

		2,890,891		3,181,873
Derivative financial instruments at fair value		1,886		41,114
Account receivable for disposed subsidiaries		19,351		1,626
Employees		25,544		25,679
Other debtors		222,260		201,511

	Ps.	3,159,932	Ps.	3,451,803

        Refundable taxes are comprised of the following as of December 31:

	2004		2005
Production and services tax	Ps.	7,093	Ps.	874
Value-added tax		148,391		156,686
Income tax		268,409		361,276

	Ps.	423,893	Ps.	518,836

5.    INVENTORIES

        Inventories consisted of the following as of December 31:

	2004		2005
Raw materials, mainly corn and wheat	Ps.	2,771,362	Ps.	2,466,647
Finished products		357,669		374,466
Materials and spare parts		337,835		321,491
Production in process		55,629		92,655
Advances to suppliers		80,777		272,580
Inventory in transit		40,252		80,288

	Ps.	3,643,524	Ps.	3,608,127

6.    INVESTMENT IN COMMON STOCK OF ASSOCIATED COMPANIES

        Investment in common stock of associated companies consists of the investment in common stock of Grupo Financiero Banorte, S.A. de C.V. and subsidiaries ("GFNorte") and Harinera de Monterrey, S.A. de C.V. which produces wheat flour and related products in Mexico.

        These investments, accounted for by the equity method, are comprised of the following as of December 31:

	2004		2005		Ownership
GFNorte	Ps.	1,654,179	Ps.	2,224,945	10.8557%
Harinera de Monterrey, S.A. de C.V.		115,239		123,615	40%

	Ps.	1,769,418	Ps.	2,348,560

7.    PROPERTY, PLANT AND EQUIPMENT, NET

        Property, plant and equipment, net consisted of the following as of December 31:

	2004		2005
Land	Ps.	1,092,505	Ps.	1,216,165
Buildings		4,345,471		4,810,135
Machinery and equipment		14,638,990		16,031,473
Construction in progress		502,479		667,103
Software for internal use		701,768		783,893
Leasehold improvements.		239,872		270,206
Other		31,041		44,850

		21,552,126		23,823,825
Accumulated depreciation and amortization		(8,559,812)		(10,080,510)

	Ps.	12,992,314	Ps.	13,743,315

        For the years ended December 31, 2003, 2004 and 2005, depreciation expense amounted to Ps.949,412, Ps.946,559 and Ps.1,010,462 respectively.

        As of December 31, 2005, property, plant and equipment includes temporarily idled assets with a carrying value of approximately Ps.500,222, resulting from the temporary shut-down of the productive operation of various plants in Mexico. These assets are recognized at net realizable value and are not being depreciated.

        For the year ended December 31, 2004 and 2005, the Company recognized an impairment loss of Ps.161,778 and Ps.39,456, respectively, within "Other expenses, net" according to the provisions established by Bulletin C-15, "Impairment of Long-Lived Assets and their Disposition", as follows:

Segment	2004		2005
Corn flour division (Mexico)	Ps.	62,270	Ps.	22,409
Corn flour, wheat flour and other products (Venezuela)		10,445		9,937
Other		27,681		7,110
Other reconciling items		61,382		—

Total	Ps.	161,778	Ps.	39,456

        Additionally, as of December 31, 2005 the Company has assets at net realizable value of Ps.36,813 which are available for sale.

8.    INTANGIBLE ASSETS, NET

        Intangible assets, net, are comprised of the following:

As of December 31, 2004:

	Gross carrying amount		Accumulated amortization		Net carrying amount
Intangible assets with finite lives Acquired:
Covenants not to compete	Ps.	808,495	Ps.	(334,982)	Ps.	473,513
Debt issuance costs		562,277		(216,528)		345,749
Patents and trade names		9,868		(9,287)		581
Generated:
Preoperating expenses		45,815		(39,017)		6,798
Research of new projects		37,758		(28,405)		9,353
Other		60,432		(10,713)		49,719

	Ps.	1,524,645	Ps.	(638,932)		885,713

Intangible assets with indefinite lives Trade names						179,363

					Ps.	1,065,076

As of December 31, 2005:

	Remaining useful life (years)	Gross carrying amount		Accumulated amortization		Net carrying amount
Intangible assets with finite lives Acquired:
Covenants not to compete	11	Ps.	863,779	Ps.	(400,271)	Ps.	463,508
Debt issuance costs	2–19		511,645		(153,916)		357,729
Patents and trade names	9		165,987		(28,510)		137,477
Generated:
Preoperating expenses	2–5		47,860		(43,969)		3,891
Research of new projects			32,650		(32,650)		—
Other	1–14		63,437		(21,268)		42,169

		Ps.	1,685,358	Ps.	(680,584)		1,004,774

Intangible assets with indefinite lives
Trade names							166,745

						Ps.	1,171,519

        Intangible assets recognized during 2004 amounted to Ps.361,519 mainly due to the debt issuance costs related with the U.S. dollar perpetual notes issued in December 2004, which totaled Ps.323,784. Additionally, during 2004 the debt issuance costs of Ps.23,395 related to the early redemption of the U.S. dollar senior unsecured notes maturing in October 2007 were recognized in income within "Other expenses, net".

        During 2005, the Company recognized Ps.17,241 as debt issuance costs related with the U.S. dollar perpetual notes issued in December 2004 and Ps.120,268 as trade names acquired in the new operations (See Note 2).

        The Company's management determined based on the provisions of Bulletin C-8, "Intangible Assets", that some trade names have indefinite lives since their future cash flow generation is expected to be indefinite.

        For the years ended December 31, 2003, 2004 and 2005 the amortization expense of intangible assets amounted to Ps.111,222, Ps.91,257 and Ps.100,061 respectively.

        Research costs are expensed as incurred, as well as development costs that do not qualify as intangible assets. Research and development costs charged to income amounted to Ps.33,911, Ps.37,759 and Ps.40,190 for the years ended December 31, 2003, 2004 and 2005, respectively.

        During 2004, the Company recognized an impairment loss in certain trade names and preoperating expenses for an amount of Ps.19,981, which was recognized as "Other expenses, net" (Note 14) within the "Other" segment, according with the dispositions established by Bulletin C-15.

        Estimated amortization expense over the next five years is as follows:

Year	Amount
2006	Ps.	93,982
2007		89,740
2008		82,503
2009		76,989
2010		73,256
Thereafter		588,304

Total	Ps.	1,004,774

Excess of cost over book value of subsidiaries acquired ("goodwill"), net, is comprised of the following:

	Corn flour and packaged tortilla (US and Europe)		Corn flour (Mexico)		Other		Other reconciling items		Total
Balance at January 1, 2004	Ps.	479,541	Ps.	79,156	Ps.	63,810	Ps.	264,686	Ps.	887,193
Goodwill acquired		94,516								94,516
Impairment						(35,044)		(7,112)		(42,156)
Restatement				(4,050)		(6,895)		10,424		(521)

Balance at December 31, 2004		574,057		75,106		21,871		267,998		939,032
Goodwill acquired		221,944		115,099		4,190				341,233
Foreign currency translation adjustment		(19,698)								(19,698)
Restatement		(17,512)		5,619		483		17,047		5,637

Balance at December 31, 2005	Ps.	758,791	Ps.	195,824	Ps.	26,544	Ps.	285,045	Ps.	1,266,204

        During 2004, the Company adopted the guidelines established by Bulletin B-7 and consequently, ceased the amortization of the excess of cost over book value for approximately Ps.78,504. Additionally, the Company performed impairment tests in accordance with Bulletin C-15 and recognized an impairment loss for these assets of Ps.42,156 within "Other expenses, net" (Note 14).

9.     OTHER ASSETS

        Other assets consisted of the following, as of December 31:

	2004		2005
Long-term notes receivable	Ps.	34,816	Ps.	40,106
Club memberships		10,878		9,372
Guarantee deposits		15,741		20,681

	Ps.	61,435	Ps.	70,159

10.   BANK LOANS AND LONG-TERM DEBT

        Bank loans and long-term debt as of December 31 are summarized as follows:

	2004		2005
Perpetual notes in U.S. dollars, bearing interest at an annual rate of 7.75%, payable quarterly, can be redeemable starting 2009	Ps.	3,289,473	Ps.	3,189,000
Syndicated loan in U.S. dollars, maturing in July 2010; bearing interest at an annual rate of LIBOR plus 0.375% to 0.45% payable monthly or quarterly (4.64% in 2005)		1,644,737		1,892,140
Senior unsecured notes in U.S. dollars, maturing in October 2007 and bearing interest at an annual rate of 7.625% payable semiannually		554,188		537,261
Loans in U.S. dollars, bearing interest at variable annual rates from 2.50% to 7.96% in 2005, payable in different periods, and due in annual payments from 2007 through 2010		415,487		737,201
Loans in Venezuelan bolivars payable in 2006 and bearing interest at variable annual rates from 10.50% to 13.94% in 2005, payable monthly		383,916		338,842
Loans in U.S. dollars, maturing from 2006 and 2008, bearing interest at a variable annual rate from 5.25% to 6.0% payable monthly		91,091		116,988
Loans in Mexican pesos, due in 2006 and 2009, bearing interest at fixed annual rate from 8.85% to 10.05% payable monthly		49,851		98,429

		6,428,743		6,909,861
Short-term bank loans		(421,536)		(429,433)
Current portion of long-term debt		(91,194)		(84,778)

Long-term debt	Ps.	5,916,013	Ps.	6,395,650

        Short-term bank loans in U.S. dollars for U.S.$5.7 million bear interest at an average rate of 5.60% as of December 31, 2005. Short-term bank loans in Venezuelan bolivars for 68,536 million bolivars bear interest at an average rate of 11.70% as of December 31, 2005. Additionally, as of December 31, 2005 the Company has a loan for Ps.30 million that bear interests at an annual rate of 8.85%.

        The Company has credit line agreements for U.S.$170 million (Ps.1,807 million), which U.S.$106.5 million (Ps.1,132 million) were available as of December 31, 2005. These credit line agreements require the payment of an annual commitment fee of 0.20% to 0.25% on the unused amounts.

        Various credit agreements contain covenants, mainly related to the fulfillment of certain financial ratios, which if not maintained for a certain period of time, may be considered as a cause for early maturity of the debt. At December 31, 2005, the Company was in compliance with these financial ratios.

        At December 31, 2005, the annual maturities of long-term debt outstanding were as follows:

Year	Amount
2007	Ps.	989,617
2008		50,152
2009		237,705
2010		1,929,176
2011 and thereafter		3,189,000

	Ps.	6,395,650

        The Company entered into interest rate swap agreements for its long term debt maturing in 2010 and exchange rate forward contracts for the interest payments due in 2006 and 2007 (Note 18).

11.   LABOR OBLIGATIONS

        Seniority premium cost and other employee retirement benefits balance as of December 31, 2004 and 2005 amounted to Ps.35,834 and Ps.113,187, respectively, and are included in "Other liabilities".

        Seniority premium cost in Mexico is determined by independent actuaries and are principally based on the employees' years of service, age and salaries. The Company has established trust funds to meet these obligations. The employees do not contribute to these funds. Additionally, the indemnities to which employees are entitled in case of dismissal are determined by independent actuaries, principally based on employees' years of services, salaries and actual labor laws. The Company uses a December 31 measurement date for its plans.

        The components of the net seniority premium cost and for the obligations at the end of the labor relationship for the years ended December 31, were the following:

	2003		2004		2005
Service cost	Ps.	2,845	Ps.	3,143	Ps.	11,905
Interest cost		794		910		3,456
Return on plan assets		(1,840)		(3,302)		(6,232)
Curtailment (gain) loss		38		13		990
Settlement loss		6		—		4,549
Net amortization		1,272		2,346		5,532

Net cost for the year	Ps.	3,115	Ps.	3,110	Ps.	20,200

Initial effect for the recognition of benefits at the end of the labor relationship	Ps.	—	Ps.	—	Ps.	75,029

        As of December 31, the status of the plan was as follows:

	2004		2005
Actuarial present value of accumulated benefit obligations:
Vested benefit obligation	Ps.	(13,816)	Ps.	(19,099)
Non-vested benefit obligation		(11,285)		(14,294)

		(25,101)		(33,393)
Excess of projected benefit obligation over accumulated benefit obligation		(5,026)		(83,210)

Projected benefit obligation		(30,127)		(116,603)
Plan assets at fair value (trust funds)		20,643		26,416

Shortfall of plan assets over projected benefit obligation		(9,484)		(90,187)
Unrecognized amounts to be amortized over 17 years:
Cumulative net gain		214		5,043
Net transition liability		(296)		(1,089)
Prior service cost		(174)		(45)
Adjustment required to recognize minimum liability		(1,778)		(2,382)

Seniority premium liability	Ps.	(11,518)	Ps.	(88,660)

        For the years ended December 31, 2004 and 2005, the changes in projected benefit obligation and plan assets (trust funds) are summarized as follows:

	2004		2005
Projected benefit obligation at beginning of year	Ps.	26,945	Ps.	30,127
Effect of inflation on beginning balance		658		(1,258)
Service cost		3,143		11,905
Interest cost		910		3,456
Benefits paid		(1,679)		(17,942)
Effect at the beginning of the year for the recognition of benefits at the end of the labor relationship		—		75,029
Actuarial loss		150		15,286

Projected benefit obligation at end of year	Ps.	30,127	Ps.	116,603

	2004		2005
Fair value of plan assets at beginning of year	Ps.	18,459	Ps.	20,643
Effect of inflation on beginning balance		734		1,048
Return on plan assets		3,302		6,232
Benefits paid		(1,852)		(1,507)

Fair value of plan assets at end of year	Ps.	20,643	Ps.	26,416

        The weighted average assumptions (net of expected inflation) used to determine benefit obligations at December 31 were as follows:

	2004	2005
Discount rate	3.5%	3.5%
Rate of increase in future compensation levels	1.5%	1.5%

        The weighted average assumptions (net of expected inflation) used to determine net periodic benefit cost for the years ended December 31 were as follows:

	2003	2004	2005
Discount rate	3.5%	3.5%	3.5%
Rate of increase in future compensation levels	1.5%	1.5%	1.5%
Expected long-term rate of return on plan assets	4.0%	4.0%	4.0%

        The long-term asset return rate is based on the annual recommendations of the Actuarial Commission in the Mexican Association of Consulting Actuaries. These recommendations consider historical information and future expectations.

        The Company's weighted average asset allocation by asset category as of December 31 was as follows:

	2004	2005
Equity securities	27%	47%
Fixed rate instruments	73%	53%

Total	100%	100%

        The Company has a policy of maintaining at least 30% of the trust assets in Mexican Federal Government instruments. Objective portfolio guidelines have been established for the remaining 70% and investment decisions are being made to comply with those guidelines to the extent that market conditions and available funds allow.

        The Company estimates that it will not have to contribute to the plan during 2006.

        The following benefit payments, which reflect expected future service, are expected to be paid as follows:

Year	Amount
2006	Ps.	27,971
2007		7,903
2008		6,256
2009		8,150
2010		11,886
Thereafter		430,103

        In the United States, the Company has a saving and investment plan that incorporates voluntary employee 401(K) contributions with Company contributions. For the years ended December 31, 2003, 2004 and 2005, total expenses related to this plan were U.S.$2,670,000 (Ps.28,382) U.S.$3,017,000 (Ps.32,071) and U.S.$3,061,000 (Ps.32,538), respectively.

        In Venezuela, the Company recognizes a liability for seniority premiums and indemnities for dismissal established by the local Labor Law, which amounted to Ps.14,255 and Ps.14,595 as of December 31, 2004 and 2005, respectively.

        In Central America, the labor legislation of Costa Rica, Nicaragua, El Salvador, Honduras and Guatemala establishes that the accumulated payments, to which workers may be entitled, based on the years of services, must be paid in the case of death, retirement or dismissal. The Company records a liability at 9% over salaries paid, which amounted to Ps.10,061 and Ps.11,029 as of December 31, 2004 and 2005, respectively.

12.   CONTINGENCIES AND COMMITMENTS

  A)
  CONTINGENCIES

        The Mexican tax authorities have made certain observations to asset tax returns for the years 1997, 1998 and 2000, which amounted to Ps.108,542 including the related surcharges and penalties. The Company has obtained a favorable resolution from court in order to annul such observations for a total amount of Ps.10 million corresponding to the year 1998; nevertheless, the Mexican authorities have made similar observations to the asset tax for the year 1994 which totaled Ps.57.1 million, including the related surcharges and penalties. Additionally, the Mexican authorities have made (i) a determination for the amount of Ps. 30 million, including related surcharges and penalties, for the withholding taxes derived from the payment of interests to our foreign creditors for the years 2000 and 2001 (the Mexican authorities claim that the Company should have withhold 10% over such payments instead of 4.9%); and (ii) a determination of Ps.36.9 million, including related surcharges and penalties, for the asset tax of the year 1999. According to the Company's opinion, the resolution of these demands is not expected to have a material effect on the Company's financial position and results of operation. The Company has filed an appeal to annul such determinations and intends to vigorously defend against this action.

        The Venezuelan tax authorities have made certain observations to one of the Venezuelan subsidiaries, related to the income tax returns for the years 1998 and 1999, which amounted to Ps.65,288, plus tax credits presumably omitted for Ps.346. The resolutions of these claims will be assumed by the previous shareholder, International Multifoods Corporation, in accordance with the purchase agreement of our subsidiary in Venezuela, Molinos Nacionales, C.A. ("Monaca").

        Monaca has received two labor plaintiffs: one from the "caleteros" for a total of 4,680 million bolivars (U.S.$2,176 thousand) and another one from the carriers that give service to Monaca for a total of 2,000 million bolivars (U.S.$930 thousand). The "caleteros" are people that assist the carriers in the unloading of merchandises, which generate a high risk in labor and industrial security for Monaca. In order to handle the "caleteros" matter, Monaca decided to create a provision of 945 million bolivars (U.S.$440 thousand) for the year 2005, based on a calculation made by Monaca. The Company has the intention to defend vigorously against these lawsuits.

        At the date of issuance of the financial statements, certain subsidiaries of the Company have been notified by the Comisión Nacional del Agua ("Water National Commission" or "CNA") of assessments due from different years amounting to Ps 24,932 plus related penalties and surcharges. These assessments mainly derive from the CNA's determination of sewage water discharged on public property of the Nation that was being used as receiver facilities. Nevertheless, the subsidiaries are using the water derived from the production process, previously treated, to irrigate several gardens property of the Company, through the sprinkler system. The subsidiaries have asserted the legal defense allowed by law in order to annul these assessments. At the date of issuance of the financial statements, the situation of these assessments is as follows: (a) Several favorable judicial resolutions have been received for a total of Ps.10,771, and (b) A favorable resolution was received, in first instance, for an issue amounting to Ps 14,222, but the CNA placed a appeal for revision before the "Tribunal Colegiado de Circuito del Distrito Federal". According to the Company's lawyers, a reasonable basis exists in order to obtain favorable resolution for the claimed assessments, because, among other things, the water from the production process is previously treated and later on used to irrigate the gardens property of the Company through the sprinkler system, in other words, the water is not discharged on public property of the Nation and, additionally, does not contaminate aquiferous layers nor the underground soil. In addition, in the past, for six trials promoted against the CNA, the qualified courts have pronounced definite favorable resolutions to the subsidiaries of the Group.

        In November 2001, one of Gruma Corporation's distributors filed a punitive class action lawsuit against this subsidiary. The case was transferred from the California State Court to Federal Court.

Prior April 2005, the Company did not consider this claim to be material because it was successful on two court orders, which held that the claim must be arbitrated and that the arbitration would be for the individual plaintiff's claims only and because the total exposure on the individual claim was for a small amount. No other similar claims have been filed against the Company. In April 2005, the United States District Court, based upon a recent U.S. Supreme Court decision, ordered that the original claims should be referred to arbitration and that the arbitrator could decide whether the matter should proceed as a class action. No decision has yet been made as to whether the claims should proceed as a class action. The claims, as recently amended, allege that Gruma Corporation's distributors are actually employees that Gruma Corporation has failed to make wage and other payments required for employees, that Gruma Corporation has violated the California antitrust laws and unfair competitions statutes, that Gruma Corporation has breached certain contracts with the distributors and that Gruma Corporation has otherwise committed fraud and negligent misrepresentations. The claims are being asserted by two named plaintiffs. The plaintiffs seek damages and equitable relief but have not yet specified the total amount of damages sought. The Company intends to vigorously defend against this action.

        In October 2005, the Company was named in a class action suit, Ramon Moreno et al. v. Guerrero Mexico Food Products, Inc. and Gruma Corporation, filed in United States District Court for the Central District of California, Los Angles County. The suit seeks compensation for alleged unpaid amounts for overtime and meal times and related claims under the California Labor Code. The Company believes this suit has no merit and it intends to vigorously defend this action. No amount of damages is claimed in the action and at this time the Company does not believe the suit will have a material affect on its results of operations or financial condition.

        The Company is also involved in a number of claims arising in the ordinary course of business which have not been finally adjudicated. The resolution of these matters is not expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

        With respect to the acquisition of Agroinsa, the Company notified the CFC of this transaction through a "notice of concentration", in accordance with the Ley Federal de Competencia Económica (the "Mexican Competition Law" or "LFCE"). On November 21, 2005 the CFC notified the Company of its resolution not to approve such acquisition. In its resolution, the CFC held, among others, that: (i) regarding the concentration in the corn flour market, the traditional cooked-corn method is not a substitute of the corn flour method; and (ii) regarding the concentration in the wheat flour market, the Company already controls two wheat flour mills in the influence market area (Monterrey and Durango). The Company believes that the CFC's resolution is without economic or legal merit, because with respect to (i) above, there is sufficient legal and economic grounds to assume that the corn flour method and the cooked-corn method are substitutes of each other and, therefore, either of them can be alternatively used for the production of tortilla and other corn chip products; and with respect to (ii) above, the Monterrey mill is not controlled by the Company, since it is a joint venture with another partner, in which such partner controls a 60% interest and 60% of the production of such mill is used by it for its own internal consumption. Additionally, the Company believes that an "implicit approval" should apply in this case, based upon several decisions of the Mexican Supreme Court of Justice which should be applicable by analogy.

        On January 16, 2006 the Company filed an administrative appeal of such resolution with the CFC based on the above arguments. On April 6, 2006 the CFC issued its final resolution not approving the acquisition. On May 17, 2006 the Company filed an injunction before the Thirteenth Federal Court of Administrative Matters of Mexico City against such resolution arguing that an "implicit approval" should have applied based upon the aforementioned Mexican Supreme Court of Justice's resolution. The Company has also made several arguments based on the legal and constitutional defects in the CFC's resolutions. The Company is confident that the courts will rule in favor for the reasons stated above and has the intention to defend in accordance with the applicable law against this resolution. At this moment it is not possible to determine the impact that the outcome of the injunction might have in the Company's financial statements.

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

        As of December 31, 2005, the Company is leasing certain equipment under long-term operating lease agreements expiring through 2013. Future minimum lease payments under such leases amount to approximately Ps.1,760,658 (U.S.$165,631,000), as follows:

	U.S. dollars (thousands)
Year.
	Facilities		Equipment		Total
2006	U.S.$	15,124	U.S.$	22,994	U.S.$	38,118
2007		13,848		22,300		36,148
2008		14,501		14,024		28,525
2009		9,374		10,605		19,979
2010		9,134		7,147		16,281
2011		10,987		15,593		26,580

	U.S.$	72,968	U.S.$	92,663	U.S.$	165,631

		Ps.775,650		Ps.985,008		Ps.1,760,658

        Rental expense was approximately Ps.366,087, Ps.402,205, and Ps.411,226 for the years ended December 31, 2003, 2004 and 2005, respectively.

        At December 31, 2005, the Company has various outstanding commitments in the United States to purchase commodities and raw materials of approximately Ps.1,361,650 (U.S.$128,095,000), which will be delivered during 2006.

        As of December 31, 2005, the Company has outstanding commitments to purchase machinery and equipment amounting to Ps.137,159 (U.S.$12,903,000).

        As of December 31, 2005 the Company has irrevocable letters of credit in the amount of approximately U.S.$12,745 serving as collateral for claims pursuant to the Company's self-insured worker's compensation retention program in the United States.

13.   STOCKHOLDERS' EQUITY

  A)
  COMMON STOCK

        At December 31, 2005, Gruma's outstanding common stock consisted of 452,549,952 shares of Series "B", with no par value, fully subscribed and paid, which can only be withdrawn with stockholders' approval, and no shares held in Treasury. At December 31, 2004, the Company's outstanding common stock consisted of 452,049,643 shares and 500,309 shares held in Treasury.

  B)
  RETAINED EARNINGS

        In accordance with Mexican Corporate Law, the legal reserve must be increased annually by 5% of annual net profits until it reaches a fifth of the fully paid common stock amount.

        Dividends paid from retained earnings which have not been previously taxed are subject to an income tax payable by the Company equal to 40.84% during 2006 and 38.91% during 2007. The applicable tax may be credited against income tax the Company is subject to in the year or in the following two fiscal years. Dividends paid by the Company from the net tax income account are not subject to any tax.

  C)
  PURCHASE OF COMMON STOCK

        The Stockholders' Meeting approved a Ps.650,000 reserve to repurchase the Company's own shares. The total amount of repurchased shares cannot exceed 5% of total equity. The difference between the acquisition cost of the repurchased shares and their stated value, composed of common stock and additional paid-in capital, is recognized as part of the reserve to repurchase the Company's own shares, which is included within retained earnings from prior years. The gain or loss in the sale of the Company's own shares is recorded as additional paid-in capital. As of December 31, 2005, the Company does not have transactions with its own stock.

  D)
  OTHER EQUITY TRANSACTIONS

        During 2004, the Company entered into several agreements involving its own shares, as follows:

  •
  The Company entered into equity swap agreements with several financial institutions in which the Company sold 60,105,000 of its own shares for a total amount of U.S.$95,021,000. At each maturity, the Company was subject to pay a financial cost at the LIBOR rate plus a spread from 1.10% to 2.20% on the contractual amount. During 2004 a gain of Ps.156,845 was recognized in income within "Interest income". As of December 31, 2004 and 2005, the Company does not have any outstanding equity swap agreements.

  •
  The Company entered into call option agreements with a European financial institution, selling 6,405,000 of its own shares for a total amount of U.S.$5,928,000, which matured in 2004 and a gain of Ps.26,570 was recognized in income of that year within "Interest income". As of December 31, 2004 and 2005, the Company does not have any outstanding call option agreements.

  E)
  FOREIGN CURRENCY TRANSLATION ADJUSTMENTS

        Foreign currency translation adjustments as of December 31 consisted of the following:

	2004		2005
Foreign currency translation at beginning of year	Ps.	(616,955)	Ps.	(613,622)
Effect of translating net investment in foreign subsidiaries		(17,571)		(685,027)
Exchange differences arising from foreign currency liabilities accounted for as a hedge of the Company's net investments in foreign subsidiaries, net of taxes		20,904		182,818

	Ps.	(613,622)	Ps.	(1,115,831)

        The investment that the Company maintains in the operations in the United States and Europe generates a natural hedge of up to U.S.$473,000,000 and U.S.$520,000,000 as of December 31, 2004 and 2005, respectively.

        As of December 31, 2004 and 2005, the accumulated effect of translating net investment in foreign subsidiaries in the minority interest amounted to Ps.37,335 and Ps.2,802, respectively.

  F)
  INFLATION EFFECTS

        As of December 31, 2005, the majority stockholders' equity is comprised of the following:

	Nominal		Restatement		Total
Common stock	Ps.	4,575,894	Ps.	7,456,937	Ps.	12,032,831
Additional paid-in capital		1,340,634		2,340,067		3,680,701
Deficit from restatement		—		(13,819,535)		(13,819,535)
Hedging financial instruments		88		—		88
Cumulative effect of a change in an accounting principle for deferred income taxes and employees' statutory profit sharing.		(202,859)		(6,761)		(209,620)
Retained earnings from prior years		3,367,893		6,113,334		9,481,227
Net income for the year		1,176,786		9,191		1,185,977
Foreign currency translation adjustments		(1,115,831)		—		(1,115,831)

	Ps.	9,142,605	Ps.	2,093,233	Ps.	11,235,838

  G)
  TAX VALUES OF COMMON STOCK AND RETAINED EARNINGS

        As of December 31, 2005, tax amounts of common stock and retained earnings were Ps.9,694,286 and Ps.1,020,924, respectively.

14.   OTHER EXPENSES, NET

        Other expenses, net is comprised of the following:

	Year ended December 31,
	2003		2004		2005
Amortization of excess of cost over book value and excess of book value over cost, net	Ps.	(33,708)	Ps.	—	Ps.	—
Amortization of other deferred costs		(61,225)		(49,248)		(48,337)
Impairment loss on assets (Note 3-K)		(17,032)		(223,915)		(39,456)
Net gain (loss) in sale of fixed assets and other assets		(51,939)		29,736		(13,185)
Debt issuance costs cancelled due to early extinguishment of debt		—		(23,395)		—
Other		(10,552)		(15,244)		(39,888)

		Ps.(174,456)		Ps.(282,066)		Ps.(140,866)

15.   INCOME TAX, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING

  A)
  INCOME TAX AND ASSET TAX

        Gruma files a consolidated income tax return for Mexican income tax purposes, consolidating taxable income and losses of Gruma and its controlled Mexican subsidiaries. Filing a consolidated tax return had the effect of reducing income tax expense for the years ended December 31, 2003, 2004 and 2005 by Ps.67,596, Ps.140,986 and Ps.273,906, respectively, as compared to filing a tax return on an unconsolidated basis. Tax regulations used to limit the income tax consolidation to 60% of the ownership interest of controlled Mexican subsidiaries; nevertheless, since January 1, 2005 it is permitted to consolidate 100% of the ownership interest.

        In accordance with the applicable tax law, Mexican corporations must pay the higher of either income tax or asset tax (1.8%). Asset tax is determined on the average value of substantially all of the Company's Mexican assets less certain liabilities. Payments of asset tax are recoverable against the excess of income tax over asset tax of the three prior years and the ten subsequent years.

        For the years ended December 31, 2003, 2004 and 2005, asset tax amounted to Ps.29,666, Ps.2,986 and Ps.75,965, respectively.

  B)
  RECONCILIATION OF FINANCIAL AND TAXABLE INCOME

        For the years 2003, 2004 and 2005, the reconciliation between statutory income tax amounts and the effective income tax amounts is summarized as follows:

	Year ended December 31,
	2003		2004		2005
Statutory federal income tax (34% for 2003, 33% for 2004 and 30% for 2005)	Ps.	377,052	Ps.	522,493	Ps.	346,400
Foreign income tax differences		(17,343)		23,339		(25,417)
Effect of disposed and merged subsidiaries		112,768		—		—
Foreign dividends		260,281		244,953		—
Effect due to change in income tax rate		—		(94,938)		—
Variation in valuation of tax loss carryforwards		—		—		41,203
Withdrawal of investments from other assets		(67,900)		—		—
Financing cost and income, net and other income statement effects related to inflation		(37,602)		(9,246)		(11,536)
Amortization of excess of cost over book value and excess of book value over cost, net		11,255		—		—
Restatement of tax loss carryforwards		(24,233)		—		—
Losses of Mexican subsidiaries which cannot be utilized for income tax consolidation		43,928		66,816		12,529
Other		15,604		(2,709)		6,780

Effective income tax (61% for 2003, 48% for 2004 and 32% for 2005)	Ps.	673,810	Ps.	750,708	Ps.	369,959

        As a result of changes in the Mexican Income Tax Law, approved in November 13, 2004, statutory tax rates will be 29% and 28% in 2006 and 2007, respectively. Consequently, the effect of these tax rate decreases was the reduction of Ps.94,938 in the deferred tax liability during 2004, as well as an increase in net income for the same amount.

        At December 31, 2004 and 2005, the tax effects of main differences that give rise to significant portions of the deferred tax assets and liabilities, are as follows:

	2004		2005
Deferred tax assets:
Net operating loss carryforwards and other tax credits	Ps.	(529,421)	Ps.	(267,341)
Accrued liabilities		(132,806)		(163,598)
Recoverable asset tax		(271,186)		(386,511)
Intangible asset resulting from intercompany operation.		(120,143)		(83,822)
Other		(121,966)		(130,819)

		(1,175,522)		(1,032,091)

Deferred tax liabilities:
Property, plant and equipment, net		1,691,177		1,745,423
Inventories		426,683		276,294
Intangible assets and other		90,310		135,770
Investment in partnership and equity method investee		437,412		366,778

		2,645,582		2,524,265

Net deferred tax liability	Ps.	1,470,060	Ps.	1,492,174

        At December 31, 2005 the Company did not recognize deferred income tax asset of Ps.160,763 from tax loss carryforwards pertaining to certain foreign subsidiaries, since no sufficient evidence is available that these tax loss carryforwards will be realizable.

        Additionally, the Company has a deferred liability relating to employees' statutory profit sharing of Ps.25,247 and Ps.18,280 as of December 31, 2004 and 2005, respectively.

  C)
  TAX LOSS CARRYFORWARDS AND RECOVERABLE ASSET TAX

        At December 31, 2005, in Mexico, Gruma, S.A. de C.V. has tax loss carryforwards of approximately Ps.526,783 available to offset its taxable income in subsequent years, and asset tax of Ps.207,636 available to offset the excess of income tax over asset tax in future years, as shown below:

Expiration year	Tax loss carryforwards		Recoverable asset tax
2010	Ps.	—	Ps.	32,461
2012		526,783		62,983
2013		—		31,330
2014		—		2,986
2015		—		77,876

	Ps.	526,783	Ps.	207,636

        At December 31, 2005 certain foreign subsidiaries have tax loss carryforwards of approximately Ps.5,622 (263 million Costa Rican colons) which will expire in 2009 to 2010 and Ps.148,492 (30,035 million Venezuelan bolivars) which will expire in 2006 to 2008.

  D)
  EMPLOYEES' STATUTORY PROFIT SHARING

        In Mexico, employees' statutory profit sharing is determined for each subsidiary on an unconsolidated basis, applying 10% of taxable income determined on a basis similar to income tax, except that the employee's statutory profit sharing does not consider inflation effects, depreciation and amortization expense is based on the historical cost, and a foreign exchange gain or loss is recognized when a monetary asset or liability is contractually due.

16.   FOREIGN CURRENCY

  A)
  EXCHANGE DIFFERENCES

        For the years ended December 31, 2003, 2004 and 2005, the effects of exchange rate fluctuations on the Company's monetary assets and liabilities were recognized as follows:

	2003		2004		2005
Exchange differences arising from foreign currency liabilities accounted for as a hedge of the Company's net investment in foreign subsidiaries recorded directly to stockholders' equity as an effect of foreign currency translation adjustments	Ps.	(335,487)	Ps.	20,904	Ps.	182,818
Exchange differences arising from foreign currency transactions credited (charged) to income		(181,085)		(50,493)		(51,196)

	Ps.	(516,572)	Ps.	(29,589)	Ps.	131,622

  B)
  FOREIGN CURRENCY POSITION

        As of December 31, 2004 and 2005, monetary assets and liabilities held or payable in U.S. dollars are summarized below:

	Thousands of U.S. dollars
In companies located in Mexico:
	2004		2005
Assets:
Current	U.S.$	13,160	U.S.$	9,656
Non-current		92		81
Liabilities:
Current		(16,347)		(8,560)
Long-term		(500,542)		(564,005)

	U.S.$	(503,637)	U.S.$	(562,828)

	Thousands of U.S. dollars
	2004		2005
In foreign companies:
Assets:
Current	U.S.$	182,270	U.S.$	195,550
Non-current		2,447		3,312
Liabilities:
Current		(267,088)		(276,943)
Long-term		(154,434)		(185,262)

	U.S.$	(236,805)	U.S.$	(263,343)

        At December 31, 2004 and 2005, the exchange rates used to translate U.S. dollar assets and liabilities were Ps. 11.15 and Ps. 10.63, respectively. On April 10, 2006, date of issuance of these financial statements, the exchange rate for the U.S. dollar was Ps.11.10.

        For the years ended December 31, 2003, 2004 and 2005 the Company's Mexican subsidiaries had transactions in U.S. dollars as follows:

	Thousands of U.S. dollars
	2003		2004		2005
Corn purchases and other inventories	U.S.$	110,675	U.S.$	94,939	U.S.$	94,963
Interest expense		29,991		27,081		35,946
Equipment purchases		321		133		424
Services		532		5,125		7,480

	U.S.$	141,519	U.S.$	127,278	U.S.$	138,813

        As of December 31, consolidated non-monetary assets of foreign origin, which are restated on the basis of the GCPI from the foreign country of origin, are summarized as follows:

	2004		2005
	Foreign currency	Year-end exchange rate	Foreign currency	Year-end exchange Rate
	(thousands)		(thousands)
U.S. dollars	640,619	11.15	716,756	10.63
Swiss francs	22,052	9.76	21,562	8.08
Euros	12,614	15.1071	13,823	12.5732
Venezuelan bolivars	456,716,685	0.0058	462,462,371	0.0049
Costa Rican colons	31,782,454	0.0243	35,660,409	0.0214

17.   SEGMENT INFORMATION

        The Company's reportable segments are strategic business units that offer different products in different geographical regions. These business units are managed separately because each business segment requires different technology and marketing strategies.

        The Company's reportable segments are as follows:

  •
  Corn flour and packaged tortilla division (United States and Europe)—manufactures and distributes over 20 varieties of corn flour that are used mainly to produce and distribute different types of tortillas and tortilla chip products in the United States and Europe. The main brands are MASECA for corn flour and MISSION and GUERRERO for packaged tortillas.

  •
  Corn flour division (Mexico)—engaged principally in the production, distribution and sale of corn flour in Mexico under MASECA brand. Corn flour produced by this division is used mainly in the preparation of tortillas and other related products.

  •
  Corn flour, wheat flour and other products division (Venezuela)—engaged mainly in producing and distributing grains, used principally for industrial and human consumption. The main brands are JUANA, TIA BERTA and DECASA for corn flour; ROBIN HOOD and POLAR for wheat flour; MONICA for rice and LASSIE for oats.

  •
  "Other" division—represents those segments amounting less than 10% of the consolidated total. These segments are: corn flour and other products division in Central America, wheat flour division in Mexico, packaged tortilla division in Mexico and technology and equipment division. Corn flour and other products division in Central America manufactures, distributes and sells corn flour, tortillas and snacks; cultivates and sells hearts of palm. Wheat flour division in Mexico is engaged in the production and marketing of wheat flour in this country. Packaged tortilla division in Mexico produces and distributes packaged tortillas. The technology and equipment division conducts research and development regarding flour and tortilla manufacturing equipment, produces machinery for corn flour and tortilla production and is engaged in the construction of the Company's corn flour manufacturing facilities.

  •
  The "Other reconciling items" row includes the corporate expenses and the elimination of inter-business unit transactions.

        All inter-segment sales prices are market based. The Company evaluates performance based on operating income of the respective business units.

        Summarized financial information concerning the Company's reportable segments is shown in the following tables.

        Segment information as of and for the year ended December 31, 2003:

Segment	Net sales to external customers		Inter-segment net sales		Operating income (loss)		Depreciation and amortization
Corn flour and packaged tortilla division (United States and Europe)	Ps.	10,607,675	Ps.	—	Ps.	980,926	Ps.	489,932
Corn flour division (Mexico)		5,610,758		42,346		428,096		284,102
Corn flour, wheat flour and other products (Venezuela)		3,220,492		—		417,967		79,218
Other		3,508,037		471,786		(134,119)		165,902
Other reconciling items		20,829		(514,132)		49,863		103,097

Total	Ps.	22,967,791	Ps.	—	Ps.	1,742,733	Ps.	1,122,251

Segment	Total assets		Total liabilities		Expenditures for long-lived assets
Corn flour and packaged tortilla division (United States and Europe)	Ps.	7,836,489	Ps.	2,586,560	Ps.	405,894
Corn flour division (Mexico)		7,742,845		1,435,737		88,048
Corn flour, wheat flour and other products (Venezuela)		2,746,937		934,173		37,457
Other		4,464,552		965,963		73,992
Other reconciling items		516,038		4,500,974		38,984

Total	Ps.	23,306,861	Ps.	10,423,407	Ps.	644,375

        Segment information as of and for the year ended December 31, 2004:

Segment	Net sales to external customers		Inter-segment net sales		Operating income (loss)		Depreciation and amortization
Corn flour and packaged tortilla division (United States and Europe)	Ps.	12,091,922	Ps.	—	Ps.	1,198,653	Ps.	489,584
Corn flour division (Mexico)		5,793,030		186,622		465,805		262,212
Corn flour, wheat flour and other products (Venezuela)		3,212,695		—		179,089		77,350
Other		3,447,993		444,644		3,649		153,322
Other reconciling items		31,968		(631,266)		60,525		55,448

Total	Ps.	24,577,608	Ps.	—	Ps.	1,907,721	Ps.	1,037,916

Segment	Total assets		Total liabilities		Expenditures for long-lived assets
Corn flour and packaged tortilla division (United States and Europe)	Ps.	8,701,214	Ps.	3,240,596	Ps.	990,563
Corn flour division (Mexico)		7,717,396		1,409,698		62,135
Corn flour, wheat flour and other products (Venezuela)		2,975,334		1,451,168		86,000
Other		3,896,858		590,949		93,215
Other reconciling items		1,499,562		4,565,460		26,338

Total	Ps.	24,790,364	Ps.	11,257,871	Ps.	1,258,251

        Segment information as of and for the year ended December 31, 2005:

Segment	Net sales to external customers		Inter-segment net sales		Operating income (loss)		Depreciation and amortization
Corn flour and packaged tortilla division (United States and Europe)	Ps.	14,088,651	Ps.	—	Ps.	1,164,112	Ps.	551,995
Corn flour division (Mexico)		6,313,939		212,264		693,577		261,856
Corn flour, wheat flour and other products (Venezuela)		2,707,721		—		(76,200)		91,289
Other		3,545,325		502,827		(142,319)		148,854
Other reconciling items		20,188		(715,091)		(75,621)		56,529

Total	Ps.	26,675,824	Ps.	—	Ps.	1,563,549	Ps.	1,110,523

Segment	Total assets		Total liabilities		Expenditures for long- lived assets
Corn flour and packaged tortilla division (United States and Europe)	Ps.	9,595,478	Ps.	3,553,822	Ps.	934,997
Corn flour division (Mexico)		8,518,123		2,166,697		739,854
Corn flour, wheat flour and other products (Venezuela)		2,674,707		1,347,299		183,182
Other		4,143,168		1,002,450		157,587
Other reconciling items		1,843,612		4,607,213		38,081

Total	Ps.	26,775,088	Ps.	12,677,481	Ps.	2,053,701

The following table presents the details of "Other reconciling items" for operating income:

Other reconciling items	2003		2004		2005
Corporate expenses	Ps.	(61,832)	Ps.	39,805	Ps.	(83,604)
Elimination of inter-business unit transactions		111,695		20,720		7,983

	Ps.	49,863	Ps.	60,525	Ps.	(75,621)

        Additionally, a summary of information by geographic segment is as follows:

	2003		%	2004		%	2005		%
NET SALES TO EXTERNAL CUSTOMERS:
United States and Europe	Ps.	10,963,139	48	Ps.	12,091,922	49	Ps.	14,088,651	53
Mexico		7,624,866	33		8,041,569	33		8,545,382	32
Venezuela		3,259,062	14		3,212,695	13		2,707,721	10
Central America		1,120,724	5		1,231,422	5		1,334,070	5

	Ps.	22,967,791	100	Ps.	24,577,608	100	Ps.	26,675,824	100

IDENTIFIABLE ASSETS:
United States and Europe	Ps.	8,099,088	35	Ps.	8,701,214	35	Ps.	9,595,478	36
Mexico		11,370,277	49		12,136,512	49		13,504,865	50
Venezuela		2,779,835	12		2,975,334	12		2,674,707	10
Central America		1,057,661	4		977,304	4		1,000,038	4

	Ps.	23,306,861	100	Ps.	24,790,364	100	Ps.	26,775,088	100

CAPITAL EXPENDITURES FOR THE YEAR:
United States and Europe	Ps.	419,495	65	Ps.	990,563	79	Ps.	934,997	45
Mexico		186,974	29		181,688	14		894,275	44
Venezuela		37,906	6		86,000	7		183,182	9
Central America		—	0		—	0		41,247	2

	Ps.	644,375	100	Ps.	1,258,251	100	Ps.	2,053,701	100

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

        The estimated fair value of the Company's financial instruments is as follows:

	Carrying amount		Fair value
At December 31, 2004:
Liabilities: Perpetual bonds in U.S. dollars bearing fixed interests at an annual rate of 7.75%	Ps.	3,289,473	Ps.	3,629,605
Liabilities: Senior unsecured notes in U.S. dollars bearing interest at annual rate of 7.625%		554,188		589,934
Liabilities: Exchange rate forward contract		1,385		1,385
	Carrying amount		Fair value
At December 31, 2005:
Liabilities: Perpetual bonds in U.S. dollars bearing fixed interests at an annual rate of 7.75%	Ps.	3,189,000	Ps.	3,366,627
Liabilities: Senior unsecured notes in U.S. dollars bearing interest at annual rate of 7.625%		537,261		553,111
Liabilities: Exchange rate forward contract		15,581		15,581
Assets: Interest rate swap contract		39,327		39,327

        Fair values were determined as follows:

  •
  The fair value of debt is estimated based on quoted market prices for such bonds in the debt market.

  •
  The carrying value of the remainder of the long-term debt was similar to its fair value.

  B)
  HEDGES

        The Company has entered into futures contracts for certain key production requirements such as gas and some raw materials in order to hedge the cash flow variability due to price fluctuations. These contracts are short-term and do not exceed the maximum production requirements for a one-year period and are classified as cash flow hedges or fair value hedges.

        As of December 31, 2005, the Company had an unfavorable effect due to changes in the fair value of cash flow hedges amounting to Ps.25,100 (Ps.16,173 net of taxes, from which Ps.14,776 was recognized as comprehensive income within stockholders' equity and Ps.1,397 was registered as income for the year). The Company expects to reclassify the effects registered as stockholders' equity to income within the following 12 months. As of December 31, 2004, the Company had a favorable effect for these changes in fair value amounting to Ps.27,259 (Ps.19,276 net of taxes). The Company did not determine ineffectiveness in these hedges.

        During 2004, the Company entered into hedge contracts for several commitments to purchase raw materials, which were classified as fair value hedges. The favorable effect of these contracts during that period amounted to Ps.19,967, which was recognized in income for that year. As of December 31, 2004 and 2005, the Company has outstanding fair value hedge contracts for Ps.1,886 and Ps.1,786, respectively.

        The Company uses derivative financial instruments such as interest rate swaps with the purpose of managing the interest rate risk related to its long term debt. The Company has entered into interest rate swaps to hedge its senior unsecured notes that mature in 2007 and bear interest at a rate of 7.625%, under which the fixed rate is converted to a variable rate of LIBOR plus 2.035%; additionally, the Company entered into an agreement to receive a fixed interest rate of 5.1525% through 2004 and 5.485% from 2005 through 2007 and to pay LIBOR rate. The Company has also entered into interest rate swap contracts to hedge its syndicated loan that mature in 2010 under which the loan's variable rate of LIBOR 6M is converted to a fixed rate of 3.2775% through March 2008 and 4.5050% through March 2009; these contracts also include a provision limiting the amounts to be exchanged should the LIBOR 6M reach 6% through March 2008 and 7% through March 2009. As of December 31, 2005 the favorable effect of the changes in the fair value of these contracts amounted Ps.39,980, from which Ps.36,226 was recognized as comprehensive income within stockholders' equity and Ps.3,754 was registered in income for the year.

        During 2004 and 2005, the Company entered into forward contracts and exchange rate option contracts (Mexican peso—U.S. dollar) for a nominal amount of U.S.$55.8 million, with different maturity dates until November 2007. The purpose of these contracts is to hedge the financial risks due to exchange rate fluctuations over the quarterly interests payments related to the Company's perpetual notes. The unfavorable effects of the contracts due during 2005 was Ps.24,334 which was recognized in income of the year. As of December 31, 2005, the unfavorable effect for changes in the fair value of outstanding contracts was Ps.15,824, from which Ps.15,466 was recognized as comprehensive income and Ps.358 registered in income for the year.

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

        Operations in Venezuela represented 10.2% of sales in 2005. In recent years, the political and social instability has prevailed. This severe political and civil uncertainty represents a risk to the business in this country, which cannot be controlled or measured accurately. For instance, as a result of the nationwide general strike that took place from December 2002 until February 2003, the Company's operations in Venezuela were temporarily ceased for approximately 14 days. In response to the general strike and in an effort to shore up the economy and control inflation, during 2004 Venezuelan authorities imposed foreign exchange and price controls on certain product. These foreign exchange controls may limit the Company's capacity to convert bolivars to other currencies and also transfer funds outside Venezuela. In February 6, 2003, the Venezuelan government set a single fixed exchange rate for the bolivar against the U.S. dollar of 1,600 bolivars to U.S. $1.00. Later, in February 9, 2004 the Venezuelan government set a new fixed exchange rate of 1,920 bolivars to U.S. $1.00. In February 11, 2003 the government of Venezuela established price controls to certain products such as corn flour and wheat flour, which could limit the Company's ability to increase prices in order to compensate the higher costs in raw materials. In March 2005, the government established a new exchange rate of 2,150 bolivars per U.S. dollar. The Company's financial position and results of operation may be negatively affected since (i) a part of its sales is denominated in bolivars, (ii) the subsidiaries in Venezuela manufacture products that are subject to price controls and (iii) could have difficulties in order to transfer dividends from its subsidiaries in Venezuela, as well as import some of its requirements for raw materials as a result of the exchange rate controls.

19.   RELATED PARTY TRANSACTIONS

        The Company owns a 10.8557% interest in GFNorte, a Mexican financial institution. In the normal course of business, the Company obtains long-term financing from GFNorte and other subsidiaries of this institution at market rates and terms. During 2005, the Company did not obtain financing from GFNorte subsidiaries.

        As of December 31, 2004 and 2005, the Company had accounts payable to Archer-Daniels-Midland (ADM) of Ps.62,578 and Ps.137,995, respectively, and are included in trade accounts payable. During 2003, 2004 and 2005, the Company purchased inventory ingredients from ADM, amounting to U.S. $111 million (Ps.1,179,930), U.S. $103 million (Ps.1,094,014) and U.S.$105 million (Ps.1,119,958) respectively.

20.   RECENT ACCOUNTING PRONOUNCEMENTS

        Starting June 1, 2004 the Mexican Financial Reporting Standards Board ("CINIF") took the responsibility for the development of the accounting and reporting standards in Mexico. As part of this responsibility and after a detailed examination process that took place during 2004 and 2005, the CINIF issued several Financial Reporting Standards ("FRS") which became effective starting January 1, 2006.

        The objective of the FRS is to harmonize local standards adopted by different domestic business sectors and to converge as far as possible with the International Financial Reporting Standards ("IFRS").

        The hierarchy of the FRS, which is effective starting January 1, 2006, is as follows:

  —
  The FRS and the related interpretation issued by the CINIF.

  —
  The statements issued by the Accounting Principles Board ("APB") of the Mexican Institute of Public Accountants, which have not been modified, substituted or otherwise supersede by the new FRS.

  —
  The IFRS applicable on a supplementary basis.

        The circulars issued by the APB will remain as recommendations and will be part of the FRS until they are no longer applicable, since they have been superseded or have been included in a new FRS.

        The FRS whose adoption will not have a material affect in the financial information are as follows:

  —
  FRS A-1: Structure of the Financial Accounting Standards

  —
  FRS A-2: Basic principles

  —
  FRS A-3: User needs and financial statement objectives

  —
  FRS A-4: Qualitative characteristics of the financial statements

  —
  FRS A-5: Basic elements of the financial statements

  —
  FRS A-6: Recognition and valuation

  —
  FRS A-7: Presentation and disclosure

  —
  FRS A-8: Supplement

  —
  FRS B-1: Accounting changes and correction of errors

21.   SUBSEQUENT EVENTS

        In January 27, 2006 the Company concluded the equity offering of 30 million shares, which represented approximately Ps.1,108 million, net of discounts and commissions from underwriters and expenses related with the offering. The net proceeds will be used to increase the production capacity in the United States of America.

        During the first quarter of 2006, the Company, through its subsidiary Gruma Corporation, acquired Rositas Investments, Pty. Ltd and Oz-Mex PTY LTD in Australia for approximately Ps.141,379 (U.S.$13,300 thousand) and Ps.37,269 (U,S,$3,506 thousand), respectively.

        In April 6, 2006 the Company sold, with reserve of title, 40% of its ownership in Molinos Nacionales, C.A., subsidiary located in Venezuela. After this operation, the Company will have 55% of ownership in this business. The sale price was U.S.$65,600,000. In this same transaction, the Company acquired 10% of the shares of Derivados de Maiz Seleccionado, C.A. another subsidiary in Venezuela, in order to have 60% of the ownership of this business. The purchase price was U.S.$2,590,000.

22.   DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP

        The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 (see Note 3-D), including the Fifth Amendment to Bulletin B-10 and Bulletin B-15, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliation to U.S. GAAP includes a reconciling item for the effect of applying the Fifth Amendment to Bulletin B-10 and Bulletin B-15 restatement to Mexican pesos of constant purchasing power as of December 31, 2005 because, as described below, these provisions of inflation accounting under Mexican GAAP do not meet the consistent reporting currency requirements of Regulation S-X. The U.S. GAAP adjustments have been determined based on Mexican NCPI factors. The reconciliation does not include the reversal of other Mexican GAAP inflation accounting adjustments as they represent a comprehensive measure of the effects of price-level changes in the inflationary Mexican economy and, as such, are considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

        The principal differences, other than inflation accounting, between Mexican GAAP and U.S. GAAP and the effect on consolidated net income and consolidated stockholders' equity are presented below, with an explanation of the adjustments.

	Year ended December 31,
Reconciliation of net income:
	2003		2004		2005
Net majority income under Mexican GAAP	Ps.	491,398	Ps.	907,856	Ps.	1,185,977

U.S. GAAP adjustments:
Depreciation expense (See C)		(54,987)		(63,449)		(33,969)
Impairment loss in the carrying value of idle assets (See C)		—		62,270		—
Preoperating expenses and other deferred costs (See D)		16,972		13,555		5,959
Capitalized comprehensive financing costs (See E)		2,843		2,950		3,100
Sale-leaseback transaction (See F):
Interest expense		(16,952)		(14,595)		(12,756)
Rental and depreciation expense, net		8,347		6,173		4,592
Amortization of excess of cost over book value (See G)		18,362		—		—
Deferred income taxes (See H)		(12,222)		84,284		(50,951)
Deferred employees' statutory profit sharing (See H)		(361)		(1,352)		(573)
Effect of U.S. GAAP adjustments on equity method investee (See M)		(87,376)		(38,943)		5,078
Negative goodwill (See I):
Depreciation expense		52,486		54,469		57,234
Derivative financial instruments (See J)		85,129		—		—
Goodwill and indefinite-lived intangible assets (See K)		76,182		11,886		—
Loss on early extinguishment of debt (See L)		—		(251,179)		13,197
Debt issuance costs (See L)		—		—		(2,642)
Monetary position gain resulting from U.S. GAAP adjustments		(87)		(69)		(12)
Effects of Bulletin B-15 restatement (See A)		52,418		39,268		—

Total U.S. GAAP adjustments		140,754		(94,732)		(11,743)

Minority interest (See B)		8,103		(10,001)		16,437

Net income under U.S. GAAP	Ps.	640,255	Ps.	803,123	Ps.	1,190,671

Basic and diluted earnings per share (in pesos)	Ps.	1.44	Ps.	1.78	Ps.	2.64

Weighted average shares outstanding (thousands)		445,098		450,306		451,446

	As of December 31,
Reconciliation of stockholders' equity:
	2004		2005
Stockholders' equity under Mexican GAAP	Ps.	13,532,493	Ps.	14,097,607

U.S. GAAP adjustments:
Property, plant and equipment (See C)		423,994		622,856
Preoperating expenses and other deferred costs (See D)		(12,852)		(7,449)
Capitalized comprehensive financing cost (See E)		(11,799)		(9,298)
Sale-leaseback transaction (See F)		(72,522)		(78,471)
Excess of cost over book value (See G)		(152,453)		(160,192)
Deferred income taxes (See H)		32,476		(16,827)
Deferred employees' statutory profit sharing (See H)		673		122
Effect of U.S. GAAP adjustments on equity method investee (See M)		(324,312)		(172,587)
Negative goodwill (See I)		(800,585)		(783,997)
Goodwill and indefinite-lived intangible assets (See K)		190,580		196,721
Extinguishment of debt (See L)		(251,179)		(250,735)
Debt issuance costs (See L)		—		(2,710)
U.S. GAAP adjustments attributable to minority interest		(77,882)		(104,451)
Minority interest under Mexican GAAP (See B)		(2,868,067)		(2,861,769)
Effects of Bulletin B-15 restatement (See A)		487,830		—

Total U.S. GAAP adjustments		(3,436,098)		(3,628,787)

Stockholders' equity under U.S. GAAP	Ps.	10,096,395	Ps.	10,468,820

        A summary of the Company's statement of changes in stockholders' equity with balances determined under U.S. GAAP is as follows:

Balance at December 31, 2004	Ps.	10,096,395
Net purchases of Company's common stock		22,008
Dividends paid		(366,582)
Deferred loss on hedging activity		(20,166)
Recognition of inflation effects for the year		20,231
Foreign currency translation adjustments		(473,737)
Net income for the year		1,190,671

Balance at December 31, 2005	Ps.	10,468,820

        A summary of the Company's stockholders' equity after the U.S. GAAP adjustments described above as of December 31, 2004 and 2005 is as follows:

	2004		2005
Capital stock	Ps.	12,020,712	Ps.	12,032,831
Additional paid-in capital		3,574,144		3,587,871
Retained earnings		8,119,463		8,939,714
Accumulated other comprehensive loss		(13,617,924)		(14,091,596)

Total stockholders' equity under U.S. GAAP	Ps.	10,096,395	Ps.	10,468,820

  A)
  EFFECTS OF BULLETIN B-15 RESTATEMENT

        As disclosed in Note 3-C, the Company adopted the provisions of Bulletin B-15, which allows the restatement of information for prior periods for comparison purposes to information of the most current period presented, based on a weighted average restatement factor that reflects the relative inflation and currency exchange movements of the countries in which the Company operates. The restatement provisions of Bulletin B-15 do not meet the Regulation S-X requirement that the financial statements be stated in the same currency for all periods, because changes in foreign currency exchange rates are included in the restatement factor. The U.S. GAAP adjustments to net income and stockholders' equity reflect the difference between restating these prior periods, including the U.S. GAAP adjustments, to December 31, 2005 constant pesos utilizing the Mexican NCPI and the weighted average restatement factor. See Note 22-R for summarized financial information prepared on a U.S. GAAP basis restated to December 31, 2005 constant pesos utilizing the Mexican NCPI.

  B)
  MINORITY INTEREST

        Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders' equity in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders' equity.

  C)
  PROPERTY, PLANT AND EQUIPMENT

        Mexican GAAP allows companies the option of using a specific index, which contemplates inflation and currency exchange movements in the restatement of machinery and equipment and the related depreciation expense if such machinery and equipment is of foreign origin. The Company has elected to apply a specific index to fixed assets of foreign origin for the purposes of determining the restated balances under Mexican GAAP. For U.S. GAAP purposes, the use of a specific index, which contemplates currency exchange changes, is not in accordance with the historical cost concept nor does it present financial information in a constant reporting currency. The impact on the net carrying value of fixed assets of restating fixed assets of foreign origin utilizing the Mexican NCPI for U.S. GAAP purposes increases stockholders' equity as of December 31, 2004 and 2005 by Ps. 512,348 and Ps.709,599, respectively.

        Under Mexican GAAP, depreciation on idle equipment is not required if the carrying value is expected to be recovered and are subject to an impairment review. Under U.S. GAAP, those assets should continue be depreciated and subject to an impairment review. Therefore, the adjustment to property, plant and equipment decreases stockholder's equity as of December 31, 2004 and 2005 by Ps.150,624 and Ps.149,013, respectively.

        During 2004, under Mexican GAAP, the Company recognized an impairment loss amounting to Ps.62,270 in the value of certain idle assets that were not being depreciated. Under US GAAP, no impairment was recognized given that the depreciation of these assets had not ceased; therefore, the carrying value under U.S. GAAP was lower than Mexican GAAP and impairment recognized for Mexican GAAP purposes has been reversed.

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

        The U.S. GAAP equity adjustments of Ps.12,852 and Ps.7,449 decrease intangible assets presented in the balance sheets as of December 31, 2004 and 2005, respectively.

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

  F)
  SALE-LEASEBACK TRANSACTION

        Under Mexican GAAP, a sale-leaseback transaction that involves real estate is recognized with the use of the general criteria established for capital and operating lease transactions. Based upon these criteria, a sale-leaseback of real estate was recorded by the Company as an operating lease. Under U.S. GAAP, Statement of Financial Accounting Standards ("SFAS") No. 98, such a transaction would be recognized as a capital lease because a continuing involvement from the seller-lessee is present, and consequently, the risks and benefits of the property are not transferred to the buyer-lessor. The U.S. GAAP balance sheet as of December 31, 2004 and 2005 would reflect increases in fixed assets, net, of Ps.106,305 and Ps.73,049 (net of accumulated depreciation of Ps.72,522 and Ps.78,471, respectively), respectively, and long-term debt increases of Ps.178,827 and Ps.151,520, respectively.

        The capital lease under U.S. GAAP has a 15-year term with an effective date of May 1, 1996. It requires minimum annual payments of approximately U.S.$3.2 million (Ps.34,484) for the year 2006 and 2007, U.S.$5.0 million (Ps.53,150) for 2008, U.S.$1.5 million (Ps.15,817) for 2009 and approximately U.S.$4.7 million (Ps.49,706) thereafter.

  G)
  AMORTIZATION OF EXCESS OF COST OVER BOOK VALUE

        Under Mexican GAAP, prior to the adoption of Bulletin B-7 (See Note 3-J), the excess of the purchase price over the proportionate book value of net assets acquired is recorded as "Excess of cost over book value" for all of the Company's acquisitions, including common control acquisitions. Under U.S. GAAP, transfers and exchanges between enterprises under common control are accounted for on a carry-over basis, and therefore, no such goodwill would be recorded. The U.S. GAAP equity adjustments of Ps.152,453 and Ps.160,192 decrease the excess of cost over book value presented in the balance sheet as of December 31, 2004 and 2005, respectively. There is no net income reconciliation adjustment in 2004 and 2005 since the Company ceased amortizing goodwill under Mexican GAAP with the adoption of Bulletin B-7.

  H)
  DEFERRED INCOME TAXES AND EMPLOYEES' STATUTORY PROFIT SHARING

        Under Mexican GAAP, the Company adopted the provisions of revised Bulletin D-4 for the recognition of deferred tax assets and liabilities. The accounting treatment of Bulletin D-4 is in accordance with the comprehensive asset and liability method of SFAS No. 109 "Accounting for Income Taxes". The U.S. GAAP adjustments to net income and stockholders' equity reflect only the deferred income taxes and employees' statutory profit sharing generated by the other U.S. GAAP adjustments discussed elsewhere herein.

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

        The amounts of deferred income taxes charged or credited to net income for each year under SFAS No. 109 and as set forth in Issued 93-9 of the U.S. Financial Accounting Standards Board's Emerging Issues Task Force was determined based on the differences between the beginning and ending balances of the deferred tax assets or liabilities for each period, expressed in Mexican pesos of constant purchasing power.

        Income tax expense:

        The domestic and foreign components of income before taxes, employees' statutory profit sharing, equity in earnings of associated companies and minority interest reported under Mexican GAAP are as follows:

	Year ended December 31,
	2003		2004		2005
Domestic	Ps.	(256,273)	Ps.	165,189	Ps.	41,423
Foreign		1,365,252		1,394,736		1,113,244

	Ps.	1,108,979	Ps.	1,559,925	Ps.	1,154,667

        Provisions for domestic federal, foreign federal and state income taxes in the Mexican GAAP consolidated statements of income consist of the following components:

	Year ended December 31,
	2003		2004		2005
Current:
Domestic federal	Ps.	47,628	Ps.	7,219	Ps.	165,621
Foreign federal		241,691		357,278		326,904
Foreign state		21,849		33,871		32,687

	Ps.	311,168	Ps.	398,368	Ps.	525,212

Deferred:
Domestic federal	Ps.	198,622	Ps.	275,673	Ps.	(65,129)
Foreign federal		151,124		64,242		(70,894)
Foreign state		12,896		12,425		(19,230)

	Ps.	362,642	Ps.	352,340	Ps.	(155,253)

Total income taxes	Ps.	673,810	Ps.	750,708	Ps.	369,959

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2004 and 2005, are as follows:

	2004		2005
Deferred tax assets:
Net operating loss carryforwards and other tax credits (a)	Ps.	800,608	Ps.	653,852
Customer advances and accrued liabilities		132,806		163,598
Intangible assets (b)		120,143		83,822
Other		121,964		130,819

Total gross deferred tax assets		1,175,521		1,032,091

Deferred tax liabilities:
Property, plant and equipment, net (c)		1,791,761		1,678,168
Inventories		426,683		276,294
Investment in partnership and equity method investee		377,226		521,601
Other assets		17,435		65,029

Total gross deferred tax liabilities		2,613,105		2,541,092

Net deferred tax liability under U.S. GAAP		1,437,584		1,509,001
Net deferred tax liability under Mexican GAAP		1,470,060		1,492,174

Adjustment for U.S. GAAP	Ps.	(32,476)	Ps.	16,827

(a)
Includes valuation allowance of Ps.160,763 as of December 31, 2005, since no sufficient evidence is available that these tax loss carryforwards will be realizable.

(b)
Reflects a prepaid asset resulting from an intercompany transaction.

(c)
Principally due to the differences between restated book and tax basis, including depreciation and capitalized interest.

        A summary of the deferred tax liability (asset) balances on a U.S. GAAP basis are as follows:

	2004		2005
Current:
Deferred tax asset	Ps.	(254,770)	Ps.	(294,417)
Deferred tax liability		426,683		276,294

		171,913		(18,123)

Non-current:
Deferred tax asset		(920,751)		(737,674)
Deferred tax liability		2,186,422		2,264,798

		1,265,671		1,527,124

Total	Ps.	1,437,584	Ps.	1,509,001

        The provision for income tax on a U.S. GAAP basis is as follows:

	2003		2005		2004
Current	Ps.	(311,168)	Ps.	(398,368)	Ps.	(525,212)
Deferred		(374,864)		(268,056)		125,204

	Ps.	(686,032)	Ps.	(666,424)	Ps.	(400,008)

        In addition, the Company has established a deferred liability for U.S. GAAP purposes of Ps.24,574    and Ps.18,158, at December 31, 2004 and 2005, respectively, relating to employees' statutory profit sharing.

  I)
  NEGATIVE GOODWILL

        Under Mexican GAAP, prior to the adoption of Bulletin B-7 (See Note 3-J), the excess of the net book value of identifiable assets acquired over their purchase price is recorded as "Excess of book value over cost of subsidiaries acquired, net" and is permitted to be amortized over a period of time not to exceed 5 years.

        Under U.S. GAAP, the excess of the fair value over the net book value of acquired identifiable assets is allocated to the book value of the non-monetary assets acquired. Once the book value has been reduced to zero, any unallocated amounts are recorded in earnings.

        As of December 31, 2004 and 2005, the U.S. GAAP equity adjustment of Ps.800,585 and Ps.783,997 respectively, decrease the net fixed assets in the same amounts.

  J)
  DERIVATIVE FINANCIAL INSTRUMENTS

        Until December 31, 2003, under Mexican GAAP, when a company is engaged in hedging activities, the corresponding derivative financial instruments must be valued utilizing the same criteria used for the assets or liabilities that are being hedged. Changes in the fair value of derivatives are recognized in the income statement, net of costs, expenses or earnings from the assets or liabilities being hedged and the gain or loss is recognized when the hedge item is realized. Derivative financial instruments held for purposes other than hedging are recognized at their fair value with the difference between the initial and year-end fair value of the derivative assets and liabilities recognized in income, except for those financial instruments related with the Company's own shares, which are recorded as a component of equity.

        Under U.S. GAAP, all derivative instruments not used for hedging purposes must be recorded on the balance sheet at fair value, with changes in fair value recognized currently in income. Changes in fair value of derivative financial instruments designated as cash-flow hedges are reported in other comprehensive income and are reclassified to earnings in the periods in which earnings are affected by the variability of the cash flows of the hedged item. For fair value hedge transactions, changes in the fair value for both the hedging instrument and the hedged item are recognized in income in the period in which they occur. Derivative instruments not designated as hedge are marked to market and the impact of such is recognized in current period earnings.

        During 2003 the Company has entered into various equity swap and call option agreements indexed to the Company's own stock. Under Mexican GAAP, the Company has recorded the fair value of these financial instruments on the balance sheet with the difference between the initial and year-end fair value as a component of equity. Under U.S. GAAP, the fair value of such contracts has been recognized in income due to the nature of the contractual settlement provisions.

        Starting January 2004, the Company adopted the provisions under Mexican GAAP of Bulletin C-10 "Derivative Financial Instruments and Hedge Operations", under which all derivative financial instruments not used for hedging purposes are recognized at fair value, with changes in fair value recognized currently in income. Derivative financial instruments used for hedging are designated either as cash-flow hedges or fair value hedges with changes in fair value reported in other comprehensive income and earnings, respectively, and follows a recognition criteria which is consistent with the guidance under U.S. GAAP. Accordingly, after the adoption of Bulletin C-10 no reconciling adjustment to U.S. GAAP has been recognized on the accounting of derivative financial instruments.

  K)
  GOODWILL AND INDEFINITE-LIVED INTANGIBLE ASSETS

        Under U.S. GAAP, effective January 1, 2002, the Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). Under SFAS No. 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed for impairment on an annual basis at the reporting unit level.

        Under Mexican GAAP, until January 1, 2003, all intangible assets were amortized over their estimated useful life. Bulletin C-8 "Intangible Assets" was adopted starting January 1, 2003, and consequently, certain intangible assets (excluding goodwill) were recognized as having indefinite lives and were no longer amortized. Accordingly, amortization of indefinite-lived intangible assets ceased in 2002 for U.S. GAAP and in 2003 for Mexican GAAP. As mentioned in Note 3-J, Bulletin B-7 "Business Combinations" was adopted starting January 1, 2004, consequently, under Mexican GAAP goodwill should no longer be amortized, but subject to annual impairment tests. Accordingly, goodwill amortization ceased in 2002 for U.S. GAAP and in 2004 for Mexican GAAP.

        Due to the application of Bulletin C-15 "Impairment in the Value of Long-Lived Assets and Their Disposal", during 2004 the Company recognized in income an impairment loss in the value of intangible assets and goodwill for Ps.6,368 and Ps.5,518, respectively. Under U.S. GAAP, these assets had been written off in previous years.

        The U.S. GAAP equity adjustment of Ps.190,580 and Ps.196,721 increases the excess of cost over book value in Ps.182,083 and Ps.188,001 and intangible assets in Ps.8,497 and Ps.8,720 as of December 31, 2004 and 2005, respectively, as a result of the above items.

  L)
  EXTINGUISHMENT OF DEBT

        In December 2004, the Company issued perpetual notes for a total of Ps.3,189,000 (U.S. $300,000 thousand) which pay interest quarterly at 7.75% annual rate. The proceeds were used mainly to repay U.S.$200 million of the 7.625% senior unsecured notes due October 2007. For the early redemption of the senior unsecured notes, the Company paid a premium of Ps.251,179. Under Mexican GAAP, this premium was recognized in intangible assets as debt issuance costs of the perpetual notes and will be amortized using the straight-line method over a period of 20 years.

        Under U.S. GAAP, this premium was recognized in income. The perpetual notes represented a new debt instrument, since the exchange was not done with the holders of the old senior unsecured notes. In addition, under U.S. GAAP, all previously unamortized debt issuance costs related to the old senior unsecured notes was also written off.

        On July 2005 the Company obtained a U.S.$250,000 thousand, five-year credit facility, at LIBOR plus 40 basis points for the first year and LIBOR plus 37.5 and 45 basis points for the following years depending on the Company's leverage. The Company incurred debt issuance costs of Ps.7,035 related to the new debt. The proceeds were used to repay U.S.$250 million debt which would mature between 2008 and 2009. At the redemption date, the Company had Ps.10,101 of unamortized debt issuance costs related to this debt. Under Mexican GAAP, the unamortized debt issuance costs related to the old debt will continue to be amortized throughout the maturity of the new debt as it has been considered a refinancing of the old debt under Bulletin C-9. Debt issuance costs incurred with the issuance of the new debt have been expensed.

        Under U.S. GAAP, the unamortized debt issuance costs related to the old debt that was redeemed have been written-off and the debt issuance costs incurred with the issuance of the new debt have been capitalized as they relate to a new debt instrument with a different creditor.

  M)
  SUPPLEMENTAL BALANCE SHEET INFORMATION

  •
  Securities of related parties:

        The investment in common stock of GFNorte is accounted for under the equity method, because the Company has significant influence over the investee due to its representation on the Board of Directors of GFNorte and the equity interest of GRUMA's principal shareholder in GFNorte. The effect of applying U.S. GAAP adjustments to the equity investment has been included in the Company's U.S. GAAP reconciliation, and principally result from differences in accounting for loan loss reserves, deferred start-up costs, and deferred income taxes.

        During 2004 and 2005, the Company received dividends from GFNorte amounting to Ps.54,441 and Ps.69,387, respectively,

        Condensed financial information under Mexican Banking GAAP for GFNorte as of and for the years ended December 31:

	Amounts in millions of Mexican pesos of constant purchasing power as of December 31, 2005
	2004		2005
Cash and cash equivalents	Ps.	40,510	Ps.	38,788
Investment securities		20,477		21,433
Net loan portfolio		104,314		113,274
Property, furniture and equipment, net		6,114		5,682
Total assets		181,345		190,186
Deposits		132,133		137,438
Bank and other entity loans — current		11,749		8,102
Bank and other entity loans — noncurrent		11,955		11,468
Total liabilities		164,500		168,711
Majority interest		15,946		20,496
Minority interest		899		979
	Amounts in millions of Mexican pesos of constant purchasing power as of December 31, 2005
	2003		2004		2005
Interest income	Ps.	24,319	Ps.	26,121	Ps.	35,322
Interest expense		(14,927)		(15,836)		(21,928)
Income before minority interest		2,564		2,886		6,035
Net income		2,407		2,697		5,719
  •
  Other current liabilities:

        Included within accrued liabilities and other payables as of December 31, 2004 and 2005 are accrued compensation costs (Ps.409,030 and Ps.420,131 in 2004 and 2005, respectively) and accrued advertising costs (Ps.189,306 and Ps.182,078 in 2004 and 2005, respectively).

  •
  Other stockholders' equity:

        Included within retained earnings as of December 31, 2004 and 2005 are undistributed earnings of GF Banorte amounting to approximately Ps.1,720,287 and Ps.1,758,515, respectively.

  •
  Computer software:

        Depreciation expense for the years ended December 31, 2003, 2004 and 2005 amounted to Ps.91,358, Ps.89,261 and Ps.78,502, respectively, on capitalized computer software cost.

  N)
  SUPPLEMENTAL INCOME STATEMENT INFORMATION

  •
  Advertising costs:

        Advertising costs, included in selling, general and administrative expenses, are expensed when the advertising first takes place. Advertising expense was Ps.632,408, Ps.657,555 and Ps.736,405 for the years ended December 31, 2003, 2004 and 2005, respectively. The Company had Ps.24,911 and Ps.75,018 of prepaid advertising costs reported as prepaid expenses as of December 31, 2004 and 2005, respectively.

  •
  Shipping and handling costs:

        Shipping and handling costs are included in selling, general and administrative expenses and amounted to Ps.1,148,067, Ps.1,247,245 and Ps.1,471,306 for the years ended December 31, 2003, 2004 and 2005.

  •
  Operating income:

        Under U.S. GAAP, certain other income items included in the Mexican GAAP financial statements of the Company, such as ESPS and amortization of other deferred costs would be included in the determination of operating income. For the years ended December 31, 2003, 2004 and 2005, these items amounted to Ps.56,543, Ps.58,330 and Ps.68,142, respectively.

  •
  Consumer and trade sales promotion expenses

        Under U.S. GAAP, the Company has classified certain consumer and trade sales promotion expenses, such as coupon redemption costs, cooperative advertising programs, new product introduction fees, feature price discounts and in-store display incentives as a reduction of revenue. For the years ended December 31, 2003, 2004 and 2005 these items amounted to Ps.200,081, Ps.202,752 and Ps.205,457, respectively.

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

        The following presents a price-level adjusted statement of cash flows, after considering the impact of U.S. GAAP adjustments in conformity with the AICPA SEC Regulations Committees' International Practice Task Force recommendation.

	Year ended December 31,
	2003		2004		2005
Operating activities:
Net income	Ps.	640,255	Ps.	803,123	Ps.	1,190,671
Minority interest		191,279		188,408		130,890

Consolidated income		831,534		991,531		1,321,561
Adjustments to reconcile net income to resources provided by operating activities:
Monetary position gain		(204,332)		(250,840)		(300,975)
Depreciation and amortization		1,104,880		1,082,710		1,087,411
Impairment of long-lived assets		18,573		170,797		17,047
Allowance for doubtful accounts		58,851		37,429		32,151
Equity in earnings of associated companies, less dividends received		(118,117)		(193,479)		(558,219)
Seniority premium and other long-term accrued liabilities		8,642		9,095		44,027
Loss on sale of fixed assets and other assets		56,636		—		—
Debt issuance costs cancelled due to early extinguishment of debt		—		24,583		—
Retirement benefits at the end of the employee labor relationship		—		—		75,029
Deferred income taxes and employees' statutory profit sharing		388,816		277,051		(132,756)

		2,145,483		2,148,877		1,585,276

Changes in working capital:
Restricted cash		393		669		482
Accounts receivable, net		(85,004)		(701,464)		(291,439)
Inventories		(883,264)		(548,214)		78,727
Prepaid expenses		(117,631)		(31,516)		(35,901)
Trade accounts payable		(190,919)		570,323		539,933
Accrued liabilities and other payable		413,137		104,963		(400,643)
Income taxes and employees' statutory profit sharing payable		5,631		4,074		(13,258)

		(857,657)		(601,165)		(122,099)

Net cash provided by operating activities		1,287,826		1,547,712		1,463,177

	Year ended December 31,
	2003		2004		2005
Investing activities:
Purchases of property, plant and equipment		(702,663)		(931,008)		(1,283,586)
Purchases of new facilities, net of cash		—		(397,023)		(631,868)
Proceeds from sale of property, plant and equipment		12,524		196,233		173,151
Trust funds for research and development of technology		232,298		—		—
Deferred assets		(50,153)		(115,942)		(20,930)
Sale of marketable securities		217,172		—		—
Other		17,135		12,302		(29,813)

Net cash used in investing activities		(273,687)		(1,235,438)		(1,793,046)

Financing activities:
Proceeds from bank loans and long-term debt		2,180,979		4,705,268		2,678,070
Repayment of bank loans and long-term debt		(3,011,268)		(4,637,288)		(1,928,637)
Contributions by minority interest		152,413		97,265		—
Decrease of minority interest		(8,517)		(30,563)		(1,499)
Net purchases-sales of Company's common stock and derivative financial instruments		302,115		293,314		(6,790)
Dividends paid		(531,235)		(570,613)		(534,919)
Other		2,785		(11,726)		(4,905)

Net cash used in financing activities		(912,728)		(154,343)		201,320

Effect of inflation on cash and temporary investments		6,994		(54,960)		(48,723)
Net (decrease) increase in cash and temporary investments		108,405		102,971		(177,272)
Cash and temporary investments at beginning of year		292,940		401,345		504,316

Cash and temporary investments at end of year	Ps.	401,345	Ps.	504,316	Ps.	327,044

        In August 2005, there was a non-cash transaction of Ps.425,682 related to notes payables issued by a subsidiary for the acquisition of certain businesses.

        Net cash flow from operating activities reflects cash payments and receipts for interest and income taxes as follows:

	Year ended December 31,
	2003		2004		2005
Interest paid	Ps.	565,960	Ps.	567,749	Ps.	583,228
Interest received		66,364		303,145		37,764
Income and asset taxes paid		379,800		548,019		615,325
Interest incurred		578,096		502,924		571,170

  P)
  COMPREHENSIVE INCOME

	Year ended December 31,
	2003		2004		2005
Comprehensive income is as follows:
Net income under U.S. GAAP	Ps.	640,255	Ps.	803,123	Ps.	1,190,671
Other comprehensive loss, net of taxes:
Deficit from restatement		(338,480)		(600,894)		20,231
Deferred (loss) gain on hedge activity		(59)		(39)		(20,166)
Foreign currency translation adjustments		66,301		(16,274)		(473,737)

Comprehensive income under U.S. GAAP	Ps.	368,017	Ps.	185,916	Ps.	716,999

        Foreign currency translation adjustments are presented net of tax benefits of Ps.63,630, Ps.10,710 and Ps.76,437 for the years ended December 31, 2003, 2004 and 2005, respectively.

        The components of accumulated other comprehensive loss are as follows as of December 31, 2004 and 2005:

	Foreign currency translation adjustments		Deferred (loss) gain on hedging activity		Deficit from restatement		Accumulated other comprehensive loss
Balance at December 31, 2003	Ps.	733,967	Ps.	20,293	Ps.	(13,754,977)	Ps.	(13,000,717)
Current period changes		(16,274)		(39)		(600,894)		(617,207)

Balance at December 31, 2004		717,693		20,254		(14,355,871)		(13,617,924)
Current period changes		(473,737)		(20,166)		20,231		(473,672)

Balance at December 31, 2005	Ps.	243,956	Ps.	88	Ps.	(14,335,640)	Ps.	(14,091,596)

  Q)
  VALUATION AND QUALIFYING ACCOUNTS

        The valuation and qualifying accounts are as follows:

        Allowance for doubtful accounts:

For the year ended December 31,	Balance at beginning of year		Additions charged to costs and expenses		Deductions		Balance at year-end
2003	Ps.	100,015	Ps.	53,969	Ps.	(46,397)	Ps.	107,587
2004		107,587		35,621		(29,804)		113,404
2005		113,404		32,151		(3,455)		142,100
  R)
  RESTATEMENT TO CONSTANT PESOS

        The following presents condensed financial information prepared on a U.S. GAAP basis restated to December 31, 2005 constant pesos utilizing the Mexican NCPI. As disclosed in Note 3-D, under Bulletin B-15, the Company restated prior year balances utilizing weighted average restatement factors. The difference in the factors applied to restate prior year information to December 31, 2005 constant pesos utilizing the Mexican NCPI were:

Year	Factor
2003	1.09046
2004	1.05077

        Condensed consolidated balance sheets as of December 31:

	Expressed in Thousands of Constant Mexican Pesos as of December 31, 2005
	2004		2005
Total current assets	Ps.	8,367,371	Ps.	8,175,331
Property, plant and equipment		13,355,529		13,645,926
Total assets		25,174,415		26,280,746
Short-term debt		562,438		537,852
Long-term debt		6,380,598		6,523,529
Total liabilities		11,982,508		12,845,706
Minority interest		3,095,512		2,966,220
Total stockholders' equity		10,096,395		10,468,820

        Condensed consolidated statements of income for the years ended December 31:

	Expressed in Thousands of Constant Mexican Pesos as of December 31, 2005
	2003	2004	2005
Net sales	Ps.24,827,156	Ps.25,612,370	Ps.26,470,367
Gross profit	8,889,141	9,043,316	9,056,558
Operating income	1,932,640	1,956,258	1,434,312
Majority net income	640,255	803,122	1,190,671
  S)
  RECENTLY ISSUED ACCOUNTING STANDARDS

        In April 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 154, "Accounting Changes and Error Corrections" ("SFAS No. 154"), requiring retrospective application as the method for reporting a change in accounting principle, unless impracticable or precluded by other authoritative pronouncements. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS No. 154 carries forward the guidance in APB Opinion No. 20, Accounting Changes, for the reporting of the correction of an error. SFAS No. 154 is effective for fiscal years beginning after December 15, 2005 and is not expected to have a material effect on the Company's financial position or results of operations.

        In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Instruments" ("SFAS No. 155"). This standard amends the guidance in SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. The provisions of SFAS No. 155 nullify or amend certain Derivatives Implementation Group (DIG) Issues. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of this Statement to have any material effect on its financial position or results of operations.

        In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets—An Amendment of FASB Statement No. 140". This standard amends the guidance in SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". Among other requirements, SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations:

        — A transfer of the servicer's financial assets that meets the requirements for sale accounting;

        — A transfer of the servicer's financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities"; or

        — An acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates.

        SFAS No. 156 is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier adoption permitted. The Company does not expect the adoption of this Statement to have any material effect on its financial position or results of operations.

Grupo Financiero Banorte, S.A. de C.V. and Subsidiaries

  A.
  Reports of Independent Registered Public Accounting Firms and Consolidated Financial Statements 2005, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
GRUPO FINANCIERO BANORTE, S.A. DE C.V.
MONTERREY, N.L.

        We have audited the accompanying consolidated balance sheet of Grupo Financiero Banorte, S.A. de C.V. and Subsidiaries (the "Financial Group") as of December 31, 2005, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the year then ended, all expressed in millions of Mexican pesos of purchasing power of December 31, 2005. These consolidated financial statements are the responsibility of the Financial Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of the Financial Group for the year ended December 31, 2004 were audited by other auditors, whose report dated March 28, 2005, and June 16, as to Note 39 and the restatement to constant Mexican pesos as of December 31, 2005 of the originally issued 2004 financial statements, expressed an unqualified opinion.

        We conducted our audit in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in conformity with the accounting practices prescribed by the Mexican National Banking and Securities Commission (the "Commission"). The Financial Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Financial Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Grupo Financiero Banorte, S. A. de C. V. and Subsidiaries as of December 31, 2005, and the results of their operations, changes in their stockholders' equity and changes in their financial position for the year then ended in conformity with the accounting practices prescribed by the Commission.

        As explained in Notes 1 and 5 to the accompanying consolidated financial statements, the Commission regulates the operations of the Financial Group and its financial reporting requirements through accounting circulars and general and specific purpose official letters that regulate the recording of transactions and other applicable laws. Note 4 to the accompanying consolidated financial statements describes the differences between the accounting practices prescribed by the Commission and accounting principles generally accepted in Mexico, commonly applied in the preparation of financial statements for other types of unregulated entities in Mexico.

        As mentioned in Note 5, effective January 1, 2005, the Financial Group adopted the revisions to Bulletin D-3, "Labor Obligations", related to recognition of the liability for severance payments at the end of the work relationship for reasons other than restructuring. The impact of adopting this accounting principle recognized in 2005 is disclosed in Note 5. Through December 31, 2004, severance payments were charged to results when the liability was determined to be payable.

        Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of stockholders' equity and net income as of and for the years ended December 31, 2005 and 2004, to the extent summarized in Note 39.

        The accompanying consolidated financial statements have been translated into English for the convenience of users.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu

C.P.C. Carlos A. García Cardoso

Monterrey, N.L., Mexico
January 27, 2006
June 23, 2006 as to Note 39

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE STOCKHOLDERS OF GRUPO FINANCIERO BANORTE, S.A. DE C.V. MONTERREY, N.L.

MARCH 28, 2005, EXCEPT FOR NOTE 39 AND THE RESTATEMENT TO CONSTANT MEXICAN PESOS AS OF DECEMBER 31, 2005 OF THE ORIGINALLY ISSUED 2004 FINANCIAL STATEMENTS FOR WHICH THE DATE IS JUNE 16, 2006

        We have audited the accompanying consolidated balance sheet of Grupo Financiero Banorte, S.A. de C.V. and Subsidiaries (the "Financial Group") as of December 31, 2004, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the year then ended, all expressed in millions of Mexican pesos of purchasing power of December 31, 2004. These consolidated financial statements are the responsibility of the Financial Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in conformity with the accounting practices prescribed by the Mexican National Banking and Securities Commission (the "Commission"). An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Grupo Financiero Banorte, S.A. de C.V. and Subsidiaries as of December 31, 2004, and the results of their operations, changes in their stockholders' equity and changes in their financial position for the year then ended in conformity with the accounting practices prescribed by the Commission.

        Accounting practices prescribed by the Commission vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of stockholders' equity and net income as of and for the year ended December 31, 2004, to the extent summarized in Note 39.

PricewaterhouseCoopers S.C.
José Antonio Quesada Palacios

Grupo Financiero Banorte, S.A. de C.V. and Subsidiaries

B. Consolidated Balance Sheets
As of December 31, 2005 and 2004
(In millions of Mexican pesos of purchasing power of December 31, 2005)

	2005	2004
Assets
Cash and cash equivalents	$38,788	$40,510
Securities:
Trading securities	8,995	10,960
Available-for-sale securities	135	249
Held-to-maturity securities	12,303	9,268

	21,433	20,477
Securities and derivative financial instruments:
Debtor balances under repurchase and resale agreements	156	52
Derivative financial instruments	468	5

	624	57
Current loan portfolio:
Commercial loans	57,856	47,767
Loans to financial institutions	1,964	411
Consumer loans	15,511	11,742
Mortgage loans	23,782	19,062
Government loans	15,217	19,157
FOBAPROA or IPAB loans	161	7,150

Total current loan portfolio	114,491	105,289
Past-due loan portfolio:
Commercial loans	671	651
Consumer loans	412	349
Mortgage loans	767	844
Government loans	—	13

Total past-due portfolio	1,850	1,857

Total loan portfolio	116,341	107,146
Allowance for loan losses	(3,067)	(2,832)

Loan portfolio (net)	113,274	104,314
Credit asset portfolio	3,233	2,212
Other receivables (net)	2,785	2,943
Foreclosed assets (net)	446	375
Property, furniture and equipment (net)	5,682	6,114
Permanent stock investments	2,226	1,931
Deferred taxes (net)	403	697
Other assets:
Other assets, deferred charges and intangible assets	1,292	1,715

Total assets	$190,186	$181,345

	2005	2004
Liabilities
Deposits:
Demand deposits	$76,041	$67,169
Time deposits-
General public	54,333	52,284
Money market	7,064	12,680

	137,438	132,133
Bank and other loans:
Demand loans	2,564	4,748
Short-term loans	5,538	7,001
Long-term loans	11,468	11,955

	19,570	23,704
Securities and derivative financial instruments:
Creditor balances under repurchase and resale agreements	333	79
Derivative financial instruments	447	9

	780	88
Other payables:
Income taxes and employee profit sharing	1,702	297
Sundry creditors and other payables	4,595	3,485

	6,297	3,782
Subordinated debentures	4,554	4,744
Deferred credits	72	49

Total liabilities	168,711	164,500
Stockholders' equity
Paid-in capital:
Capital stock	11,117	5,784
Additional paid-in capital	1,719	1,719

	12,836	7,503
Other capital:
Capital reserves	1,671	1,554
Retained earnings from prior years	10,480	13,886
Insufficiency in restated stockholders' equity	(5,901)	(5,901)
Valuation of permanent stock investments	(4,309)	(3,793)
Net income	5,719	2,697

	7,660	8,443
Minority interest	979	899

Total stockholders' equity	21,475	16,845

Total liabilities and stockholders' equity	$190,186	$181,345

Memorandum accounts (Footnote 34)

"These balance sheets, consolidated with those of the financial entities and other companies that form part of the financial group and are susceptible to consolidation, were prepared according to Accounting Principles applicable to Financial Group Holding Companies issued by the National Banking and Securities Commission according to article 30 of the Law of Financial Institutions, of general and mandatory observance, consistently applied, reflecting the operations conducted by the Holding company and the financial entities and the other companies that form part of the Financial Group and are susceptible to consolidation as of the date above, which were performed and valued according to sound practices and applicable legal and administrative dispositions."

"As of December 31, 2005, the historical Capital stock amounted $7,065"

"These consolidated balance sheets were approved by the Board of Directors under the accountability of the signers".

Ing. Luis Peña Kegel Chief Executive Officer	Ing. Sergio García Robles Gil Managing Director—CFO	C.P. Román Martínez Méndez Managing Director—Audit	Lic. Jorge Eduardo Vega Camargo Executive Director Controller	C.P.C. Nora Elia Cantú Suárez Executive Director Accounting

See accompanying notes to these consolidated balance sheets.

Grupo Financiero Banorte, S.A. de C.V. and Subsidiaries
C. Consolidated Statements of Income
For the years ended December 31, 2005, 2004 and 2003
(In millions of Mexican pesos of purchasing power of December 31, 2005)

	2005	2004	2003
			(unaudited)
Interest income	$35,322	$26,121	$24,318
Interest expense	(21,928)	(15,836)	(14,927)
Monetary position (loss) gain, net (financial margin)	(147)	(141)	60

Financial margin	13,247	10,144	9,451
Provision for loan losses	(1,445)	(1,227)	(878)

Financial margin after provision for loan losses	11,802	8,917	8,573

Commission and fee income	6,629	6,100	5,385
Commission and fee expense	(1,498)	(994)	(884)
Brokerage revenues	1,037	914	1,064

	6,168	6,020	5,565

Net operating revenues	17,970	14,937	14,138
Administrative and promotional expenses	(11,116)	(11,508)	(11,402)

Operating income	6,854	3,429	2,736
Other income	2,900	2,260	2,768
Other expenses	(1,859)	(2,297)	(2,894)

	1,041	(37)	(126)

Income before income taxes and employee profit sharing	7,895	3,392	2,610
Current income taxes and employee profit sharing	(2,287)	(512)	(373)
Deferred income taxes and employee profit sharing	24	(223)	108

	(2,263)	(735)	(265)

Income before equity in earnings of subsidiaries and associated companies and minority interest	5,632	2,657	2,345
Equity in earnings of subsidiaries and associated companies	403	229	218

Income before minority interest	6,035	2,886	2,563
Discontinued operation, extraordinary departure and changes in accounting standards	—	—	1

	6,035	2,886	2,564

Minority interest	(316)	(189)	(157)

Net income	$5,719	$2,697	$2,407

"These income statements, consolidated with those of the financial entities and other companies that form part of the financial group and are susceptible to consolidation, were prepared according to Accounting Principles applicable to Financial Group Holding Companies issued by the National Banking and Securities Commission according to article 30 of the Law of Financial Institutions, of general and mandatory observance, consistently applied, reflecting all of the revenues and expenses derived from the operations conducted by the Holding company and the financial entities and the other companies that form part of the financial Group and are susceptible to consolidation as of the date above, which were performed and valued according to sound practices and applicable legal and administrative dispositions.

"These consolidated income statements were approved by the Board of Directors under the accountability of the signers."

Ing. Luis Peña Kegel Chief Executive Officer	Ing. Sergio García Robles Gil Managing Director—CFO
C.P. Román Martínez Méndez Managing Director—Audit	Lic. Jorge Eduardo Vega Camargo Executive Director Controller	C.P.C. Nora Elia Cantú Suárez Executive Director Accounting

See accompanying notes to these consolidated financial statements.

Grupo Financiero Banorte, S.A. de C.V. and Subsidiaries

D. Consolidated Statements of Changes in Stockholders' Equity
For the years ended December 31, 2005, 2004 and 2003
(In millions of Mexican pesos of purchasing power of December 31, 2005)

	Paid-in Capital		Other Capital
	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Insufficiency in restated stockholders' equity	Valuation of permanent stock investments	Net income	Majority interest	Minority interest	Total stockholders' equity
Balances, January 1, 2003 (unaudited)	$5,766	$1,687	$1,187	$10,704	$(5,901)	$(3,114)	$2,273	$12,602	$920	$13,522
Transactions approved by the stockholders:
Issuance (repurchase of shares)	18	32	132	(89)	—	—	—	93	—	93
Transfer of prior year's result	—	—	—	2,273	—	—	(2,273)	—	—	—
Creation of reserves	—	—	112	(112)	—	—	—	—	—	—
Dividends paid	—	—	—	(388)	—	—	—	(388)	—	(388)

Total transactions approved by the stockholders	18	32	244	1,684	—	—	(2,273)	(295)	—	(295)

Comprehensive income entries:
Net income	—	—	—	—	—	—	2,407	2,407	—	2,407
Result from holding nonmonetary assets	—	—	—	—	—	(98)	—	(98)	—	(98)

Total comprehensive income	—	—	—	—	—	(98)	2,407	2,309	47	2,356

Balances, December 31, 2003	5,784	1,719	1,431	12,388	(5,901)	(3,212)	2,407	14,616	967	15,583
Transactions approved by the stockholders:
Issuance (repurchase of shares)	—	—	5	—	—	—	—	5	—	5
Transfer of prior year's result	—	—	—	2,407	—	—	(2,407)	—	—	—
Creation of reserves	—	—	118	(118)	—	—	—	—	—	—
Dividends paid	—	—	—	(527)	—	—	—	(527)	—	(527)

Total transactions approved by the stockholders	—	—	123	1,762	—	—	(2,407)	(522)	—	(522)

Comprehensive income entries:
Net income	—	—	—	—	—	—	2,697	2,697	—	2,697
Result from holding nonmonetary assets	—	—	—	—	—	(581)	—	(581)	—	(581)
Official sale of portfolio, per official letter of the CNBV No.601-II-34966	—	—	—	(267)	—	—	(267)	—	(267)
Write-off of foreclosed assets and creation of reserves for past-due portfolio of Arrendadora Banorte, S.A. de C.V.	—	—	—	(15)	—	—	—	(15)	—	(15)
Merger with Seguros Generali México, S.A. de C.V.	—	—	—	18	—	—	—	18	—	18

Total comprehensive income	—	—	—	(264)	—	(581)	2,697	1,852	(68)	1,784

Balances, December 31, 2004	5,784	1,719	1,554	13,886	(5,901)	(3,793)	2,697	15,946	899	16,845

Grupo Financiero Banorte, S.A. de C.V. and Subsidiaries

E. Consolidated Statements of Changes in Stockholders' Equity
For the years ended December 31, 2005, 2004 and 2003
(In millions of Mexican pesos of purchasing power of December 31, 2005)

	Paid-in Capital		Other Capital
	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Insufficiency in restated stockholders' equity	Valuation of permanent stock investments	Net income	Majority interest	Minority interest	Total stockholders' equity
Transactions approved by the stockholders:
Issuance (repurchase of shares)	1	—	(17)	—	—	—	—	(16)	—	(16)
Transfer of prior year's result	—	—		2,697	—	—	(2,697)	—	—	—
Creation of reserves	—	—	134	(134)	—	—	—	—	—	—
Dividends paid	—	—	—	(637)	—	—	—	(637)	—	(637)
Increase in capital stock	5,332	—	—	(5,332)	—	—	—	—	—	—

Total transactions approved by the stockholders	5,333	—	117	(3,406)	—	—	(2,697)	(653)	—	(653)

Comprehensive income entries:
Net income	—	—	—	—	—	—	5,719	5,719	—	5,719
Result from holding nonmonetary assets	—	—	—	—	—	(516)	—	(516)	—	(516)

Total comprehensive income	—	—	—	—	—	(516)	5,719	5,203	80	5,283

Balances at December 31, 2005	$11,117	$1,719	$1,671	$10,480	$(5,901)	$(4,309)	$5,719	$20,496	$979	$21,475

"These statements of changes in shareholder's equity, consolidated with those of the financial entities and other companies that form part of the Financial Group and are susceptible to consolidation, were prepared according to Accounting Principles applicable to Financial Group Holding Companies issued by the National Banking and Securities Commission according to article 30 of the Law of Financial Institutions, of general and mandatory observance, consistently applied, reflecting all of the movements in equity accounts derived from the operations, conducted by the Holding company and the Financial entities and the other companies that form part of the Financial Group and are susceptible to consolidation as of the date above, which were performed and valued according to sound practices and applicable legal and administrative dispositions."

"These consolidated statements of changes in shareholder's equity were approved by the Board of Directors under the accountability of the signers."

Ing. Luis Peña Kegel Chief Executive Officer	Ing. Sergio García Robles Gil Managing Director—CFO	C.P. Román Martínez Méndez Managing Director—Audit	Lic. Jorge Eduardo Vega Camargo Executive Director Controller	C.P.C. Nora Elia Cantú Suárez Executive Director Accounting

See accompanying notes to these consolidated financial statements.

Grupo Financiero Banorte, S.A. de C.V. and Subsidiaries
F. Consolidated Statements of Changes in Financial Position
For the years ended December 31, 2005, 2004 and 2003
(In millions of Mexican pesos of purchasing power of December 31, 2005)

	2005	2004	2003
			(unaudited)
Operating activities:
Net income	$5,719	$2,697	$2,407
Items not generating (requiring) resources:
Provision for loan losses	1,445	1,227	878
Depreciation and amortization	948	1,102	1,023
Deferred income taxes and employee profit sharing	(24)	223	(108)
Minority interest	316	189	157
Provision for sundry obligations	1,864	243	(213)
Equity in earnings of subsidiaries and associated companies	(403)	(229)	(218)
Valuation result on financial instruments	(42)	(18)	29

	9,823	5,434	3,955
Changes in operating assets and liabilities:
Deposits	5,305	(44,149)	14,711
Financial instruments	(915)	2	(7,095)
Bank and other loans	(4,134)	(8,110)	(10,542)
Loan portfolio acquired	(1,021)	29	(149)
Loan portfolio, net	(10,405)	55,264	6,474
Deferred taxes, net	318	133	(32)
Securities and derivative financial instruments, net	125	(157)	(674)
Other receivables and payables	809	(1,368)	1,508
Loss on sale of past-due portfolio	—	(266)	—
Creation of reserves for past-due portfolio of Arrendadora Banorte, S.A. de C.V.	—	(11)	—

Net resources (used in) generated by operating activities	(95)	6,801	8,156

Financing activities:
Subordinated debentures	(190)	1,780	48
Income of Generali México Compañía de Seguros, S.A. in results from prior years	—	17	—
Issuance (repurchase) of shares	(16)	5	93
Dividends paid	(637)	(527)	(388)

Net resources (used in) provided by financing activities	(843)	1,275	(247)

Investing activities:
(Increase) decrease in foreclosed assets	(71)	844	153
Increase in investments in shares	(643)	(693)	(684)
(Increase) decrease in deferred charges and credits	99	(424)	(410)
Acquisitions of property, furniture and equipment, net of disposals	(169)	(651)	(257)
Write-off of foreclosed assets of Arrendadora Banorte, S.A. de C.V.	—	(4)	—

Net resources used in investing activities	(784)	(928)	(1,198)

Net decrease (increase) in funds available	(1,722)	7,148	6,711
Funds available at beginning of year	40,510	33,362	26,651

Funds available at end of year	$38,788	$40,510	$33,362

        "These statements of changes in financial position, consolidated with those of the financial entities and other companies that form part of the Financial Group and are susceptible to consolidation, were prepared according to Accounting Principles applicable to Financial Group Holding Companies issued by the National Banking and Securities Commission according to article 30 of the Law of Financial Institutions, of general and mandatory observance, consistently applied, reflecting all of the origins and applications of cash derived from the operations conducted by the Holding company and the financial entities and the other companies that form part of the Financial Group and are susceptible to consolidation as of the date above, which were performed and valued according to sound practices and applicable legal and administrative dispositions."

        "These consolidated statements of changes in financial position were approved by the Board of Directors under the accountability of the signers."

Ing. Luis Peña Kegel Chief Executive Officer	Ing. Sergio García Robles Gil Managing Director—CFO
C.P. Román Martínez Méndez Managing Director—Audit	Lic. Jorge Eduardo Vega Camargo Executive Director Controller	C.P.C. Nora Elia Cantú Suárez Executive Director Accounting

See accompanying notes to these consolidated financial statements.

Grupo Financiero Banorte, S.A. de C.V. and Subsidiaries

G. Notes to Consolidated Financial Statements
For the years ended December 31, 2005 and 2004
(In millions of Mexican pesos of purchasing power of December 31, 2005, except per share amounts)

    1.
    Activities and regulatory environment

        Grupo Financiero Banorte, S.A. de C.V. and Subsidiaries (the "Financial Group") is authorized by the Mexican Treasury Department (SHCP) to operate as a financial group under the form and terms established by the Mexican Financial Group Law, subject to the supervision and monitoring of the Mexican National Banking and Securities Commission (the "Commission"). Its main activities consist of acquiring and managing entities engaged in the financial services industry and supervising their activities, as defined in the above-mentioned Law. The Financial Group and its subsidiaries are regulated, depending on their activities, by the Commission, the Mexican National Insurance and Bond Commission, the Mexican National Retirement Savings Systems Commission (CONSAR), Banco de México and other applicable laws.

        The main activity of the Financial Group's subsidiaries is to carry out financial transactions that include the rendering of full-banking services, securities brokerage activities, management of retirement funds, the purchase and sale of uncollected invoices and notes, rendering of general warehousing services and providing life insurance and casualty insurance.

        Per legal requirements, the Group has unlimited liability for the obligations assumed and losses incurred by each of its subsidiaries.

        The powers of the Commission in its capacity as regulator of financial groups include reviewing the Financial Group's financial information and requesting modifications to such information.

    2.
    Significant events during the year

  a)
  Management Audits, Identity of Purpose, Existence, Legitimacy and Legality (GEL) and exchange of promissory notes

    Based on agreements established in the New Program Contract signed by the Bank Savings Protection Institute (IPAB) and Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte (Banorte) on July 12, 2004, the GEL Audits began in October 2004 and concluded in March 2005, as described below:

    •
    Results

      The final reports on the GEL Audits were provided to the Financial Group's management in March and May 2005. Such reports indicated the restated amounts to April 7, 2005 resulted in a reduction of $201 in the Payment Obligations owed by IPAB to Banorte. Banorte's net effect was $100, after decreasing the resources recovered from the related credits and applying the allowance for loan losses associated with the shared loss arrangement, which is included under the heading of "Other expenses" in the consolidated statement of income.

    •
    Exchange of promissory notes for IPAB instruments

      Having concluded the GEL Audits, pursuant to the terms of the New Program Contract, on May 18, 2005 the Payment Instruments owed by IPAB were exchanged for promissory notes, denominated IPAB Instruments. The total IPAB Instruments issued to Banorte was $7,433.

    •
    Encapsulated loans (less than two hundred thousand mexican pesos)

      On August 17, 2005, the final ruling issued by the Mexican Supreme Court on case 91/2003, filed by the Executive Branch, declared the invalidity and inappropriateness of the observations and recommendations made by the Federal Superior Audit (ASF) in the review of the 2001 public account, relative to loans of less than two hundred thousand mexican pesos. As a result, the three IPAB Instruments held in trust (Series "F") were delivered to Banorte for a total amount of $107.5, which had no effect on the consolidated financial statements as they were only reclassified under the same heading in the consolidated balance sheet.

    •
    Payments in advance

      Starting July 21, 2005 the IPAB made payments in advance of principal regarding the instruments for which it was liable to Banorte. The amount of the weekly payments was $400, between the aforementioned date and November 3, 2005, including a discount of $48, established in the New Contract Program, derived from the present value of the obligation payable by IPAB at the time of the advance payment. From November 10 to December 8, 2005, the advance payments were for smaller amounts. The total amount of the advance payments, net of the discounts described during 2005 was $6,970. Such discount is included under the heading "Provision for loan losses" in the consolidated statement of income.

    •
    Portfolio sales

      The New Program Contract allowed for the sale of portfolio packages (assets and loans) held by the trusts. The auctions of the portfolio packages consisting of assets and loans were held on September 19, 2005.

      With regard to the asset packages, no economic proposals were made by the participants, for which reason the auction was declared null and void. Accordingly, Banorte acquired the assets package at a cash value of $150. As of December 31, 2005, an amount of $138 is included under the heading of "Loan portfolio acquired" in the consolidated balance sheet.

      The winner of the auction for the loan package paid $116, which had no effect on the financial statements of Banorte, because it was only a managed portfolio.

  b)
  Refund of Value-Added Tax (IVA)

    In January 2003, the Financial Group filed an amparo lawsuit (seeking court relief on constitutional grounds) against the amendments to article 4 of the Value-Added Tax Law (LIVA).

    A favorable verdict was issued on November 16, 2004; however, it was not until 2005 that SHCP made the refunds for the months from January 2003 to August 2004. The Financial Group recorded income of $1,042, which is presented under the heading of "Other income" in the consolidated statement of income.

    3.
    Basis of presentation

        Explanation for translation into English—The accompanying consolidated financial statements have been translated from Spanish into English for the convenience of users. These consolidated financial statements are presented on the basis of accounting practices prescribed by the Commission. Certain accounting practices applied by the Financial Group may not conform to accounting principles generally accepted in the country of use.

        Consolidation of financial statements—The accompanying consolidated financial statements include those of the Financial Group and its subsidiaries mentioned below.

        All significant intercompany balances and transactions have been eliminated in consolidation.

        As of December 31, 2005 and 2004, the Financial Group's consolidated subsidiaries and its ownership percentage is as follows:

Banco Mercantil del Norte, S.A.	96.11%
Banco del Centro, S.A.	99.99%
Casa de Bolsa Banorte, S.A. de C.V.	99.99%
Arrendadora Banorte, S.A. de C.V.	99.99%
Factor Banorte, S.A. de C.V.	99.99%
Almacenadora Banorte, S.A. de C.V.	99.99%
Créditos Pronegocio, S.A. de C.V.	99.99%
    4.
    Principal differences compared to accounting principles generally accepted in Mexico

        On May 31, 2004, the Mexican Institute of Public Accountants (IMCP) formally transferred the function of issuing financial information standards to the Mexican Board for Research and Development of Financial Information Standards (CINIF), consistent with the international trend of requiring this function be performed by an independent entity.

        Accordingly, the task of establishing bulletins of accounting principles generally accepted in Mexico (Mexican GAAP) and circulars issued by the IMCP was transferred to CINIF, who adopted and subsequently renamed standards of Mexican GAAP as "Normas de Información Financiera" (Financial Reporting Standards, or "NIFs"), and determined that NIFs encompass (i) new bulletins established under the new function; (ii) any interpretations issued thereon; (iii) any Mexican GAAP bulletins that have not been amended, replaced or revoked by the new NIFs; and (iv) International Financial Reporting Standards ("IFRS") that are supplementary guidance to be used when Mexican GAAP does not provide primary guidance. As of January 1, 2006, the financial statements for other kinds of unregulated entities must be prepared in accordance with NIFs.

        The consolidated financial statements have been prepared in conformity with the accounting practices prescribed by the Comisión (Mexican Banking GAAP), which, in the following instances, differ from Mexican GAAP commonly applied in the preparation of financial statements for other types of unregulated entities:

  —
  The Financial Group's consolidated financial statements include the financial statements of its subsidiaries engaged in the financial sector and those of the subsidiaries that render complementary services, excluding insurers of the Financial Group. Mexican GAAP establishes that all controlled subsidiaries must be consolidated, regardless of the sector to which they belong.

  —
  Repurchase and resale agreements are recorded as purchase and sale transactions, based on their form rather than their substance (financing), and the present value of the price thereof at maturity is reflected in the statements of income, instead of recording the agreed-upon premium on a straight-line basis as required by Mexican GAAP.

  —
  Allowances for loan losses in addition to those required by the Commission may not be canceled without the express authorization of the Commission, for which reason they cannot be credited to results of the year in which such excesses are identified as required by Mexican GAAP but rather until such authorization is granted.

  —
  Sundry debts that are not recovered within 60 or 90 days, depending on their nature, are charged to the statement of income, regardless of whether they may be recovered by the Financial Group.

  —
  Commission revenues in the Retirement Funds Manager (Afore) are recorded as collected; account balance commissions are recognized as they are earned.

  —
  Commissions on granting credits and commissions on rendering services are recorded in the income statement when collected, rather than when earned.

  —
  The effect derived from the 2004 modification of the allowance for loan losses and foreclosed assets, which came to $540, was recognized directly in the "retained earnings" account in stockholders' equity, instead of in results of the year, as required by Mexican GAAP.

  —
  As of January 1, 2005, with the enactment of the provisions of Mexican Bulletin B-7, "Business Acquisitions", the following differences exist, among others, between the accounting criteria of the Commission (the Commission has not issued an accounting circular regarding business acquisitions) and Mexican GAAP: a) the adoption of the purchase method as the sole valuation rule for these transactions; b) goodwill arising from an acquired entity should not be amortized, but should be subject to impairment tests, at least on an annual basis in conformity with Bulletin C-15, "Accounting for Impairment and Disposal of Long-lived Assets". It also provides rules for the accounting treatment of asset transfers or share exchanges between entities under common control and for the acquisition of minority interest, the effects of which are recorded in stockholders' equity.

  —
  Mexican Bulletin C-10, "Derivative Financial Instruments and Hedging Activities", went into effect as of January 1, 2005, and its content differs from the criteria established by the Commission for the treatment of such instruments. These differences are, among others:

    •
    Under Mexican GAAP, derivative financial instruments are recorded at fair value, regardless of the purpose for which they are held. The accounting criteria of the Commission establish that derivative financial instruments held for hedging purposes are recorded using the same treatment as for the primary position being hedged; i.e., as accrued or at fair value.

    •
    The Commission's accounting criteria establishes that financial derivatives held for hedging purposes should be offset with the primary position being hedged, whereas Mexican GAAP require they be presented separately in the balance sheet.

    •
    Mexican GAAP establishes specific rules for the identification of embedded derivative instruments within an entity's contracts. When an embedded derivative is identified and the host contract has not been stated at fair value and adequate elements for its valuation exist, the embedded derivative is segregated from the host contract, stated at fair value and classified as trading or designated as a financial instrument for hedging. The Commission's accounting criteria does not require such segregation from the host contract nor for the instrument to be stated at fair value.

  —
  The contribution or managed margin accounts (delivered and received), when financial derivative instruments listed in standardized markets (stock exchanges) and off-market are traded, are recorded under the heading of"Funds available" and "Sundry creditors and other payables", respectively, instead of presenting them under the heading of "Derivative financial instruments", as established by Mexican GAAP.

  —
  Under Mexican GAAP, transfers to or from financial instruments classified as trading to other categories are not allowed, which for purposes of the Commission's accounting criteria would be allowed with its prior authorization.

  —
  Foreclosed assets are considered as monetary assets, in accordance with the Commission's criteria, while Mexican GAAP considers them as nonmonetary assets.

  —
  Mexican Bulletin C-12, "Financial Instruments With Characteristics of Liabilities, of Equity or Both", establishes rules for the classification and valuation of the liability and equity components of combined instruments upon initial recognition, as well as rules for their disclosure. The Commission's accounting criteria do not establish the above-mentioned rules.

    5.
    Significant accounting policies

        The significant accounting policies of the Financial Group are in conformity with practices prescribed by the Commission's accounting circulars, and other general and specific purpose official letters issued for such purposes, which require management to make certain estimates and use certain assumptions to determine the valuation of certain items included in the consolidated financial statements and make the required disclosures therein. Although these estimates are based on management's best knowledge of current events, actual results may differ.

Change in accounting policy—

        Severance payments at the end of the work relationship—Effective January 1, 2005, the Financial Group adopted the revised provisions of Bulletin D-3, "Labor Obligations", related to recognition of the liability for severance payments at the end of the work relationship for reasons other than restructuring, which is recorded using the projected unit credit method, based on calculations by independent actuaries. Bulletin D-3 grants the option to immediately recognize, in current earnings, the resulting transition asset or liability, or to amortize it over the average remaining labor life of employees. Through December 31, 2004, severance payments were charged to results when the liability was determined to be payable. The accrued liability as of January 1, 2005 calculated by independent actuaries is $18 (nominal value). The Financial Group chose to record such amount as a transition liability to be amortized using the straight-line method over 10 years, which represents the average labor life of employees expected to receive such benefits.

        The significant accounting policies followed by the Financial Group are as follows:

        Recognition of the effects of inflation in financial information—The Financial Group restates its consolidated financial statements to Mexican peso purchasing power of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior year, that are presented for comparative purposes, have also been restated to Mexican pesos of the same purchasing power and, therefore, differ from those originally reported in the prior year.

        To recognize the effects of inflation in terms of purchasing power of the most recent balance sheet presented, the following procedures are applied:

To the balance sheet accounts—

        Real estate property is restated based on a factor derived from the value of Investment Units (UDIs), taking values determined by independent appraisers as the basis for their valuation.

        Furniture and fixtures are restated based on a factor derived from the value of the UDI from their acquisition date to the most recent balance sheet presented.

        Foreclosed assets are considered to be monetary items, and therefore these assets are not restated for the effects of inflation, but are included in the calculation of the monetary position result.

        Investments in shares are valued based on the equity method and restated as described below.

        The difference between the restatement of the balance at the beginning of the period using the restatement factor derived from the value of the UDI and the increase or decrease from the equity in earnings is reflected as a result from holding nonmonetary assets.

        Contributed capital and retained earnings, as well as other nonmonetary items, are restated using a factor derived the value of the UDI from the date of contribution or when earned. Contributed and earned capital is restated taking May 1992 as the base month for restatement.

To the accounts of the statement of income—

        Revenues and expenses that affect or come from a monetary item (funds available, financial instruments, loan portfolio, deposits, etc.) and those derived from current operations (commissions, tariffs and administrative and promotional expenses) are restated from the month in which they occur to the most recent balance sheet presented, using a factor derived from the value of the UDI.

        Depreciation for the year is calculated on restated values based on the estimated useful lives determined by independent appraisers.

        Monetary position result, which represents the erosion of purchasing power of monetary items caused by inflation, is calculated by applying the inflation factor derived from the value of the UDI to the monthly net monetary position and is restated using the factor discussed above at the most recent balance sheet presented. Gains (losses) result from maintaining a net monetary liability (asset) position, respectively.

To the accounts of the statement of changes in financial position—

        The statement of changes in financial position presents the changes in constant pesos, starting from the financial position at the most recent balance sheet presented, restated to pesos of the previous balance sheet presented.

        Comprehensive income—Represents changes in stockholders' equity during the year, for concepts other than distributions and activity in contributed common stock, and is comprised of the net income of the year, plus other comprehensive income (loss) items of the same period, which are presented directly in stockholders' equity without affecting the consolidated statements of income, in accordance with the accounting practices followed by the Financial Group. Other comprehensive income items consist of the result from holding nonmonetary assets and the result from valuation of securities available for sale.

        Cash and cash equivalents—Funds available are stated at nominal value. Coins or foreign currencies are stated at fair value based on exchange rates at the most recent balance sheet date presented. Funds available in foreign currency are valued at the exchange rate published by Banco de México at the most recent balance sheet date presented.

        Trading securities—Trading securities represent debt instruments and equity securities owned by the Financial Group, from which it intends to obtain profits by participating in the market, stated at fair value, which is determined by the price vendor contracted by the Financial Group, in conformity with the guidelines of the Commission.

        Available-for-sale securities—Available-for-sale securities are debt or equity securities acquired for a purpose other than obtaining profits from trading them in the market or holding them to maturity. They are valued in the same way as trading securities, with unrealized gains and losses recognized in stockholders' equity, net of their monetary position result. The monetary position result generated by the acquisition cost of these securities is recorded in results of the year.

        Held-to-maturity securities—Held-to-maturity securities consist of debt instruments whose payments can be determined and with known maturities exceeding 90 days, which are acquired with the intent to hold them to maturity. They are initially recorded at acquisition cost and include accrued interest. Accrued interest is recorded in the statement of income using the straight-line method.

        If sufficient evidence exists that a security represents a high credit risk and/or its estimated value decreases, the book value could be modified based on the net realizable value determined by using formal valuation techniques, with a charge to results recorded in the year of the write-down.

        Some transfers of securities within these categories must be approved by the Commission.

        Repurchase agreements—Represent the temporary purchase or sale of certain financial instruments in exchange for an established premium with the obligation to resell or repurchase such securities in the future.

        When the Financial Group acts as the vendor of securities, the net position represents the difference between the fair value of the securities covered by the repurchase agreement (asset position) which, in turn, represents the securities to be received through the transaction, valued according to the investment valuation methods established for trading securities, and the value of the present value of the price at maturity (liability position).

        When the Financial Group acts as the purchaser of securities, the net position represents the difference between the present value of the price at maturity (asset position) and the fair value of the securities received under the repurchase agreement (liability position) are valued according to the method discussed in the preceding paragraph.

        The debit or credit balance resulting from transactions involving repurchase agreements is presented under assets or liabilities in the consolidated balance sheet under the heading "Securities and derivative financial instruments".

        On September 2004, Telefax Circular 1/2003 issued by Banco de México went into effect, subsequently modifying the previous arrangement established for repurchase transactions. As a result of such modifications, a guarantee must be provided for repurchase transactions entered into for periods exceeding three business days to mitigate market and counterpart risks. Guarantees received for transactions not involving the transfer of ownership are recognized in memoranda accounts and considered as restricted assets.

        Derivative financial instruments—The Financial Group is authorized to perform two types of transactions involving derivative financial instruments:

  —
  Transactions to hedge the Financial Group's exposed position. Such transactions involve purchasing or selling derivative financial instruments to mitigate the risk resulting from a given transaction or group of transactions.

  —
  Transactions entered into for trading purposes. The Financial Group enters into such transactions as a market participant for reasons other than to hedge its exposed position.

        For hedging transactions of derivative financial instruments, offsetting asset and liability positions and the deferred charge or credit are presented net of the primary position being hedged, while transactions entered into for trading purposes are recorded as separate assets or liabilities.

        When entering into transactions involving derivative financial instruments, the Financial Group's internal policies and procedures require an assessment and risk exposure regarding the financial institution acting as the counterparty to the transaction and that it be authorized by Banco de México to enter into this type of transaction. Before entering into these types of transactions with corporate customers, a precautionary credit line must be granted by the Credit Risk Committee or liquid guarantees given through a securitized collateral contract. Transactions entered into with medium and small sized companies and individuals provide for liquid guarantees established in securitized collateral contracts.

        The recognition or cancellation of assets and/or liabilities derived from transactions involving derivative financial instruments occurs when these transactions are entered into to, regardless of the respective settlement or delivery date of the goods.

        Forward and futures contracts—The balance of these transactions entered into for trading purposes represents the difference between the fair value of the contract and the established "forward" price. Asset and liability positions are individually offset; a resulting debit balance is presented as an asset under the "Derivative financial instruments" heading, while a credit balance is presented as a liability under the same heading.

        Option contracts—The balance of these transactions entered into for trading purposes is stated at fair value and recorded as an asset or liability under the "Derivative financial instruments" heading.

        These instruments are stated at their fair value with changes in their fair value recognized in results of the year.

        Swaps—The balance of these transactions entered into for trading purposes represents the difference between the fair value of the asset and liability positions. Balances are presented as assets or liabilities under the "Derivative financial instruments" heading.

        Loss sharing with the Bank Savings Protection Fund (FOBAPROA)—As discussed in Note 11, according to the regulations established by the Commission, the Financial Group fully recognizes the shared losses generated by its participation in FOBAPROA loan portfolio cash flows.

        During 2005 and 2004, the Financial Group recognized reserves in its results of operations of $79 and $93, respectively, for the shared loss and incentive arrangements derived from its participation in FOBAPROA portfolio cash flows.

        Loan portfolio—Represents the balance of amounts effectively granted to borrowers plus uncollected accrued interest less prepaid interest received. The loan portfolio balance is presented net of the allowance for loan losses.

        The unpaid loan balance is recorded in the past-due portfolio, as follows:

  —
  Single payment loans upon the maturity of principal and interest, 30 calendar days after maturity.

  —
  Loans involving a single principal payment upon maturity, but with periodic interest payments, total principal and interest payment 30 and 90 calendar days after maturity, respectively.

  —
  Loans for which the payment of principal and interest is agreed based on partial periodic payments, 90 calendar days after the first payment is due.

  —
  In the case of revolving loans, whenever payment is outstanding for two billing periods or 60 or more days have elapsed following maturity.

  —
  Overdrawn customer checking accounts are considered as part of the past-due portfolio when such situations arise.

        Interest is recognized and accrued into income as it is earned. The accrual of interest income is suspended when loans are transferred to the past-due portfolio.

        Loan commissions are recognized as income when collected.

        Restructured past-due loans are not considered in the current portfolio until evidence of sustained payment is obtained; this occurs when credit institutions timely receive three consecutive payments, or a payment is received for periods exceeding 60 days.

        Renewed loans in which the borrower has not paid on time or when the accrued interest balance equals least 25% of the original loan amount are considered past-due until evidence of sustained payment is obtained.

        Accrued interest during the period in which the loan was included in the past-due portfolio is recognized as income when collected.

Allowance for loan losses–

        Application of new portfolio classification provisions—On August 20, 2004, the Commission issued the "General provisions for the classification methodology applicable to the loan portfolio of credit institutions" (the "Provisions"), which went into effect on December 1, 2004. Among other issues, the Provisions require an update of the valuation method applied to the allowance for loan losses used for the commercial, state and municipal, mortgage and consumer portfolios and the reserve created for foreclosed assets. This new methodology is explained in further detail below.

Commercial portfolio–

        The Provisions also establish general methodologies for the classification and calculation of allowances for each type of loan, while also permitting credit institutions to classify and calculate allowances based on internal methodologies, when previously approved by the Commission.

        The Internal Risk Classification (CIR-Banorte) implemented by the Financial Group is intended to facilitate the estimation of credit assets held, while also serving as a tool for identifying the different levels of risk applicable to borrowers through the assignment of individual risk levels. Furthermore, it evaluates borrowers' financial, operating and credit capacity, together with loan collateral, as a basis for analyzing loan portfolio quality, estimating noncompliance probabilities and expected losses, standardizing loan selection and authorization criteria established by the Financial Institution, while respecting industry or business segment differences and determining the necessary allowances to cover the loan portfolio risk.

        The Provisions primarily establish the following:

    •
    The commercial loan portfolio classification procedure requires that credit institutions apply the established methodology (general or internal) based on quarterly information for the periods ending in March, June, September and December of each year, while also recording the allowances determined at the close of each period in their financial statements. Furthermore, during the month following each quarterly close, financial institutions must apply the respective classification to any loan utilized at the close of the immediately preceding quarter, based on the outstanding balance in effect on the last day of the aforementioned months. Similarly, the recovery of loan portfolio amounts that have been previously written-off must be applied to the allowance for loan losses instead of to results of the year.

    •
    The consumer and housing mortgage portfolio classification procedure requires the creation of reserves, which must be recorded in the financial statements each month. Elements referring to billing periods in which instances of noncompliance were reported, the probability of noncompliance, the severity of the respective loss and the nature of loan guarantees must also be included.

    •
    The commercial loan portfolio must be individually classified based on the loans or groups of loans payable by the same debtor, whenever the total balance equals or exceeds an amount equal to 900,000 UDIs at the classification date. The remainder is then classified based on the number of months elapsed from the first incidence of noncompliance. The portfolio payable by the Federal Government or with a federal guarantee is excluded from this process.

    •
    Debt forgiveness or portfolio discounts are charged to the allowance for loan losses.

        On December 1, 2004, the Commission issued Document No. DGSIF "A" 601-II-96079, through which it renewed the authorization of the aforementioned internal commercial loan portfolio classification methodology granted through Document No. SJIF "A-2" 601-II-34991 of May 19, 2004, for an additional two years beginning as of December 1, 2004.

        The correlation between CIR-Banorte and the Regulatory Risk Classification is based on an analysis of the equivalence of noncompliance probabilities between CIR-Banorte and the Debtor's Risk Classification determined by the Commission, as detailed below:

CIR Banorte	Commission classification equivalence	Risk level description
1	A-1	Substantially risk-free
2	A-2	Below minimal risk
3	A-2	Minimum risk
4	B-1	Low risk
5	B-2	Moderate risk
6	B-3	Average risk
7	C-1	Risk requiring management attention
8	C-2	Potential partial loss
9	D	High loss percentage
10	E	Total loss

        The allowances created by the Financial Group for the commercial loan portfolio based on the individual classification of each loan, are classified according to the following percentages:

Probability of noncompliance	Risk level
0.00% to 0.50%	A-1
0.51% to 0.99%	A-2
1.00% to 4.99%	B-1
5.00% to 9.99%	B-2
10.00% to 19.99%	B-3
20.00% to 39.99%	C-1
40.00% to 59.99%	C-2
60.00% to 89.99%	D
90.00% to 100.00%	E

        The Financial Group records monthly provisions for loan losses by applying the quarterly classification result to the outstanding balance at the last day of each month.

Mortgage portfolio–

        In the case of the mortgage portfolio, the allowance for loan losses is determined by applying specific percentages to the debtor's outstanding balance, net of support from the government and the Financial Group (the amount of support payable by credit institutions was completely provisioned based on the initial application of the Provisions). The total portfolio is then stratified according to the number of monthly payments reporting noncompliance at the classification date. The allowance for loan losses is generated by applying specific percentages to each of the following items determined for each level:

  —
  Noncompliance probability—The reserve percentages established for this item range from 1% to 50% for up to four outstanding monthly payments, depending on the type of mortgage portfolio, and from 95% to 100% for five or more outstanding monthly payments.

  —
  Loss severity—A 100% reserve has been created for loans with nine outstanding monthly payments.

Consumer loan portfolio–

        The consumer portfolio allowance is determined by applying specific percentages calculated based on the number of billing periods reporting noncompliance at the classification date and taking into consideration that billing periods may be weekly, biweekly or monthly.

        The allowances classification process performed by the Financial Group for consumer and mortgage loan portfolios is executed according to the following percentages:

Risk level	Probability of noncompliance
A	0.00% to 0.99%
B	1.00% to 19.99%
C	20.00% to 59.99%
D	60.00% to 89.99%
E	90.00% to 100.00%

        In addition, a provision is recognized for the total amount of uncollected accrued interest on loans included in the past-due portfolio.

        The Financial Group has also adopted the policy of recognizing provisions equal to 100% of loans with six outstanding monthly payments.

        Credit asset portfolio—The loan portfolio acquired is comprised of the acquisition cost of different loan packages acquired by the Financial Group; i.e., amounts effectively paid by the Financial Group to obtain rights to the cash flows generated by these portfolios.

        Furthermore, during the first three months following its acquisition of loan portfolios, the Financial Group capitalizes the respective interest and monetary results derived from financing contracted to acquire such portfolio packages.

        On November 12, 2004, the Commission issued Document No. DGSIF "A" -601-II-96066, which establishes the accounting treatment applicable to portfolio acquisitions and loan settlements through payments in kind and/or the awarding of acquired portfolio goods.

        Consequently, as the Commission and the IMCP have not issued a specific accounting standard, and based on the supplemental procedures established by the Commission's accounting circular A-3, "Supplemental Application of Accounting Treatments", the accounting treatment applicable to portfolio acquisitions is that established by Practice Bulletin 6, "Amortization of Discounts on Certain Acquired Loans", issued by the American Institute of Certified Public Accountants, which was in effect until December 15, 2004, and, as of that date, Statement of Position (SOP) 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer", which replaced the aforementioned Practice Bulletin.

        These standards establish that the proper treatment to be applied upon the transfer of the loan portfolios is applied based on the agreed upon transfer price.

        The Financial Group's management has the policy of amortizing portfolio investments made prior to December 15, 2004, within a maximum eight-year period as of the original acquisition date. Furthermore, portfolio investments acquired after December 15, 2004, are amortized within a period not exceeding seven years in the case of mortgage loans, or five years for commercial loans.

        Other accounts receivable and payable—Amounts involving the sundry debtors of the Financial Group that are not recovered within 60 or 90 days following their initial recognition (depending on whether the balances are identified or not), are included in the allowance for loan losses, regardless of their likelihood of recovery.

        The balances of asset and liability settlement accounts represent transactions involving the sale and purchase of currency and securities, which are recorded when entered into and settled within 48 hours.

        Impairment of the value of long-lived assets and their disposal—The Financial Group has established guidelines to identify and, if applicable, record losses derived from the impairment or decrease in value of long-lived, tangible or intangible assets, including goodwill. The Financial Group's management did not identify any indicators that impairment exists.

        Foreclosed property or property received as payments in kind, net—Foreclosed property or property received as payments in kind are recorded at the lower of their net realizable value or cost. Cost is determined as the forced-sales value determined by the judge upon foreclosure or, in the case of payments in kind, the price agreed between the parties involved.

        If the book value of the loan exceeds that of the foreclosed property, the difference is recognized by canceling the allowance for loan losses when such assets are awarded. If the book value of the loan is lower than the value of the foreclosed property, the latter must be adjusted to match the loan's book value.

        The book value must only be modified when there is evidence that the net realizable value is lower than the recorded book value. The adjustments resulting from these estimates are applied to the results of the year as they arise.

        When recognizing the effects of inflation in financial information, foreclosed property is considered to be a monetary item.

        As of December 1, 2004, the provisions applicable to the new valuation methodology for the allowance for loan losses went into effect. As of that date, the valuation methodology for reserves related to either foreclosed property or those assets received as payment in kind establishes that additional quarterly provisions must be created to recognize the potential decrease in value over time of property awarded under legal proceedings, out-of-court or received as payment in kind, based on the following procedure:

I.
In the case of collection rights and real property, the provisions referred to by the preceding paragraph must be treated as follows:

Personal property reserves
Time elapsed as of awarding or payment in kind (months)	Reserve percentage
Up to 6	0%
More than 6 and up to 12	10%
More than 12 and up to 18	20%
More than 18 and up to 24	45%
More than 24 and up to 30	60%
More than 30	100%

        The amount of the reserves to be created will be the result of applying the reserve percentage determined under the preceding table to the value of collection rights or real property foreclosed or received as payment in kind, based on the accounting criteria established by the Commission.

II.
Investments in securities must be valued in accordance with the provisions of the Commission's accounting circular B-2, "Investments in Securities", using annual audited financial statements and monthly reports of the entity in which the investment is held.

        Following the valuation of foreclosed assets or assets received as payment in kind, the reserves resulting from applying the percentages established in the table of section I above to the estimated value, must be created.

III.
In the case of real property, provisions must be created as follows:

Real property reserves
Time elapsed as of awarding or payment in kind (months)	Reserve percentage
Up to 12	0%
More than 12 and up to 24	10%
More than 24 and up to 30	15%
More than 30 and up to 36	25%
More than 36 and up to 42	30%
More than 42 and up to 48	35%
More than 48 and up to 54	40%
More than 54 and up to 60	50%
More than 60	100%

        The amount of the reserves to be created will be the result of applying the reserve percentage detailed in the preceding table to the value of the foreclosed property which has to be determined in accordance with the Commission's accounting criteria. Furthermore, when problems are identified regarding the realization of the value of the foreclosed property, the Financial Group records additional reserves based on management's best estimates.

        If appraisals subsequent to the foreclosure or payment in kind result in the recording of a decrease in the value of the collection rights, securities, personal or real property, the reserve percentages contained in the preceding table can be applied to the adjusted value.

        Based on the initial application of the aforementioned provisions, in 2004, the Financial Group recognized a loss of $540, which was charged to the results of prior years as required by the accounting practices of the Commission.

        Property, furniture and fixtures—Are recorded at acquisition cost, restated as explained earlier in this note.

        Depreciation is calculated using the straight-line method based on the estimated useful lives of the assets as estimated by Financial Group's management.

        The estimated remaining useful lives of the Financial Group's property, furniture and fixtures are as follows:

Furniture and equipment	10 years
Buildings	4-88 years
Installation costs	10 years

        Permanent stock investments—The Financial Group recognizes its unconsolidated investments in subsidiaries and associated companies using the equity method, based on the book values shown in the most recent financial statements of such entities.

        Income taxes, tax on assets and employee statutory profit sharing—Provisions for income taxes (ISR) and employee statutory profit sharing (PTU) are recorded in the results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the accounting and tax basis of assets and liabilities plus any future benefits from tax loss carryforwards.

        The net effect of the aforementioned items is presented in the consolidated balance sheet under the "Deferred taxes, net" heading.

        Deferred ISR assets are reduced by any benefits about which there is uncertainty as to their realizability.

        Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

        Tax on assets paid that is expected to be recovered is recorded as prepaid income tax and presented in the balance sheet under the "Other accounts receivable, net" heading.

        Intangible assets—Are recognized in the consolidated balance sheet provided they are identifiable and generate future economic benefits that are controlled by the Financial Group. Intangible assets with indefinite lives are amortized systematically over the period expected to receive benefits. The value of these assets is subject to annual impairment tests.

        Deposits—Liabilities derived from deposits, including promissory notes with liquid yields upon maturity, are recorded at their procurement or placement cost plus accrued interest, determined according to the number of days elapsed at each monthly close and charged to results as incurred.

        Provisions—Are recognized when the Financial Group has a current obligation that results from a past event, are probable to result in the use of economic resources and can be reasonably estimated.

        Employee retirement obligations—According to Mexican Federal Labor Law, the Financial Group has obligations derived from severance payments and seniority premiums payable to employees that ceased to render their services under certain circumstances.

        The Financial Group records a liability for both seniority premiums and medical services, which are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates as established by Bulletin D-3 of Mexican GAAP.

        Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company's current employees, as well as the obligation related to retired personnel.

        As discussed earlier in this note, as of January 1, 2005, the Financial Group adopted the provisions of Bulletin D-3, related to recognition of the liability for severance payments at the end of the work relationship for reasons other than restructuring, which is recorded using the projected unit credit method based on calculations by independent actuaries. Through December 31, 2004, severance payments at the end of the work relationship were charged to results when the liability was determined to be payable.

        Foreign currency transactions—Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate published by Banco de México in effect at the balance sheet date. Exchange fluctuations are recorded in the results of operations.

        Interest from outstanding subordinated debentures—Accrued interest from outstanding subordinated debentures is regnized as it is accrued and translated according to the exchange rate in effect at each monthly close.

        Excess (or insufficiency) in restated stockholders' equity—Represents the accumulated monetary position result through the initial restatement.

        Contributed capital restatement effects—Contributed and earned capital is restated by using a factor derived from the UDI.

        Transfer of financial assets—In those transactions where the Financial Group can act as the assignor or assignee, as applicable, possession of financial assets is obtained such that the ownership of such assets may or may not be transferred. Transactions involving the transfer of ownership of financial assets establish that the assignor has effectively lost control of the assets being transferred, with the related effects subsequently recognized in the financial statements.

        Securitization—Through this type of transaction, the Financial Group seeks to sell and transfer certain financial assets to a securitization vehicle, which in turn issues securities for sale to public investors representing rights to the yields or proceeds derived from the sale of the transferred assets. The Financial Group as the assignor can receive cash, securities or derivative financial instruments as payment.

        However, if the assignor does not transfer ownership of the financial assets, i.e., if it retains the direct risk associated with such assets, the transaction is considered to be a financing securitization, whereby the payment made to the assignor is guaranteed by assets for which the latter assumes the related risk. Accordingly, the assignor cannot derecognize such transferred assets from its financial statements and recognizes them as restricted assets held as collateral in the consolidated balance sheet.

6.    Cash and cash equivalents

        As of December 31, 2005 and 2004, this line item was comprised as follows:

	Mexican currency		U.S. dollars converted into MxP		Total
	2005	2004	2005	2004	2005	2004
Cash	$4,994	$5,012	$597	$637	$5,591	$5,649
Deposits with foreign institutions	—	—	4,479	8,509	4,479	8,509
Domestic banks	202	319	8	61	210	380
Deposits with Banco de México	25,780	22,554	2	12	25,782	22,566
Call money	1,501	3,088	—	46	1,501	3,134
Other deposits and available funds	1,225	68	—	204	1,225	272

	$33,702	$31,041	$5,086	$9,469	$38,788	$40,510

        On August 29, 2002, Telefax Circular 30/2002 issued by Banco de México became effective, eliminating monetary regulation deposits established according to applicable provisions at that date, which were intended to regulate money market liquidity surpluses.

        Furthermore, the Circular established a new monetary regulation deposit for all credit institutions for an unlimited period, on which interest is payable every 28 days and is accrued beginning on September 26, 2002, the date of the first deposit. As of December 31, 2005 and 2004, the Financial Group had made monetary regulation deposits of $25,780 and $22,564, respectively.

7.    Securities

  a)
  Trading securities—As of December 31, 2005 and 2004, trading securities are as follows:

	2005				2004
	Acquisition cost	Accrued interest	Valuation increase (decrease)	Book value	Book value
Government bonds	$1	$—	$—	$1	$—
Special Federal Treasury Certificates (CETES)	877	18	1	896	3,800
Bank securities	5,733	31	(2)	5,762	5,322
Commercial paper	1,861	—	3	1,864	1,306
Savings Protection Bonds (BPAS)	120	—	—	120	22
Corporacion GEO's bonds	—	—	—	—	65
Securitization certificates	308	3	4	315	439
Monetary Regulation Bonds (BREMS)	1	—	—	1	—
Shares listed in the International Quotation System (SIC)	7	—	1	8	—
Futures guarantees	1	—	—	1	2
Investment funds	26	—	—	26	—
Hedging swaps	1	—	—	1	4

	$8,936	$52	$7	$8,995	$10,960

        During 2005 and 2004, the Financial Group recognized a valuation effect for the net amount of $(12) and $1, respectively, in the results of operations related to its trading securities.

        As of December 31, 2005, these investments mature as follows (stated at their acquisition cost):

	From 1 to 179 days	From 6 to 12 months	From 1 to 2 years	More than 2 years	Total cost at acquisition
Commercial paper	$1,843	$—	$—	$18	$1,861
Special Federal Treasury Certificates (CETES)	776	101	—	—	877
Bank securities	5,627	—	—	106	5,733
Savings Protection Bonds (BPAS)	—	—	120	—	120
Monetary Regulation Bonds (BREMS)	1	—	—	—	1
Securitization certificates	—	—	—	308	308
Government bonds	—	—	—	1	1
Shares listed in the SIC	7	—	—	—	7
Futures guarantees	1	—	—	—	1
Investment funds	26	—	—	—	26
Hedging swaps	1	—	—	—	1

	$8,282	$101	$120	$433	$8,936

  b)
  Available-for-sale securities—As of December 31, 2005 and 2004, available-for-sale securities were as follows:

	2005				2004
	Acquisition cost	Accrued interest	Valuation increase (decrease)	Book value	Book value
Eurobonds	$—	$—	$—	$—	$249
CYDSA shares	19	—	9	28	—
PEMEX Bond	106	1	—	107	—

	$125	$1	$9	$135	$249

        In April 2005, 60 million securities held by Banorte in its AHMSA 2002 and 2004 Eurobond position were sold, generating a profit of $319 as a result of canceling the unrealized gain recognized in stockholders' equity derived from the fair market value adjustments of these securities, which is recorded under the "Brokerage revenues" heading in the consolidated statement of income.

  c)
  Held-to-maturity securities—As of December 31, 2005 and 2004, held-to-maturity securities were as follows:

        Medium and long-term debt instruments:

	2005			2004
	Acquisition cost	Accrued interest	Book value	Book value
Government bonds—Support program for Special Federal Treasury Certificates	$570	$10	$580	$530
Fiduciary rights	25	—	25	27
United Mexican States (UMS)	8,484	288	8,772	8,416
PEMEX Bonds	3,889	37	3,926	1,854
Strip and Myra bonds	122	—	122	186
Hedging swaps	(871)	(251)	(1,122)	(1,745)

	$12,219	$84	$12,303	$9,268

        As of December 31, 2005, these investments mature as follows:

	From 1 to 179 days	From 6 to 12 months	From 1 to 2 years	More than 2 years	Total acquisition cost
Special Federal Treasury Certificates—Support Program for Housing Debtors	$—	$—	$—	$570	$570
Strip Azteca and Myra bonds	—	—	—	122	122
Fiduciary rights	—	—	—	25	25
United Mexican States (UMS)	—	—	—	8,484	8,484
PEMEX Bonds	—	—	—	3,889	3,889
Hedging swaps	(67)	—	(39)	(765)	(871)

	$(67)	$—	$(39)	$12,325	$12,219

8.    Transactions involving securities and derivative financial instruments

        As of December 31, 2005 and 2004, transactions involving securities and derivative financial instruments were as follows:

  a)
  Debtor and creditor balances derived from repurchase transactions—

  —
  Acting as seller of securities:

	2005
	Asset position	Liability position
	Value of securities receivable	Creditor repurchase agreement	Debit difference	Credit difference
Cetes	$1,070	$1,070	$—	$—
Bondes 90	—	—	—	—
Bondes 182	432	431	1	—
Bonds IPAB	44,677	44,753	6	82
Quarterly IPAB Bonds	73,041	73,175	43	177
Semiannual IPAB Bonds	990	1,000	—	10
BREMS	37,078	37,080	2	4
5-year bonds	8,248	8,252	1	5
7-year bonds	3	3	—	—
10-year bonds	3,932	3,934	2	4
20-year bonds	117	117	—	—
UDIBONOS	14	14	—	—

Government securities—	169,602	169,829	55	282
Promissory notes	3,695	3,694	1	—
CEDES	13,886	13,893	1	8
Bank acceptances	7	7	—	—

Bank securities—	17,588	17,594	2	8
Private paper	24,530	24,543	2	15
Government CEBUR	3,595	3,595	—	—
Securitization certificates	24,509	24,525	1	17

Private securities	52,634	52,663	3	32

	$239,824	$240,086	$60	$322

	2004
	Asset position	Liability position
	Value of securities receivable	Creditor repurchase agreement	Debit difference	Credit difference
Cetes	$71	$71	$—	$—
Bondes 90	521	521	—	—
Bondes 182	5,679	5,676	3	—
Bonds IPAB	30,828	30,817	13	2
Quarterly IPAB Bonds	24,604	24,636	14	46
Semiannual IPAB Bonds	1,024	1,024	—	—
BREMS	460	460	—	—
5-year bonds	35,058	35,043	15	—
7-year bonds	—	—	—	—
10-year bonds	—	—	—	—
20-year bonds	—	—	—	—
UDIBONOS	—	—	—	—

Government securities—	98,245	98,248	45	48
Promissory notes	4,721	4,720	1	—
CEDES	1,038	1,038	1	1
Bank acceptances	74	74	—	—

Bank securities—	5,833	5,832	2	1
Private paper	45,740	45,737	4	1
Government CEBUR	—	—	—	—
Securitization certificates	—	—	—	—

Private securities	45,740	45,737	4	1

	$149,818	$149,817	$51	$50

        With the Financial Group acting as the vendor, accrued premiums were charged to the results of operations in the amount of $17,722 ($8,171 in 2004).

        During 2005 and 2004, the period of repurchase transactions entered into by the Financial Group in its capacity as vendor ranged from 3 to 91 days.

—    Acting as securities purchaser:

	2005
	Liability position	Asset position
	Value of securities deliverable	Debtor repurchase agreement	Debit difference	Credit difference
Cetes	$650	$650	$—	$—
Government Development Bonds (Bondes) 90	—	—	—	—
Bondes 182	427	428	—	1
Bonds IPAB	8,988	8,944	46	2
Quarterly IPAB bonds	12,127	12,105	24	2
Semiannual IPAB Bonds	402	402	—	—
BREMS	8,619	8,619	—	—
5-year bonds	8,203	8,204	4	5
7-year bonds	0	0	—	—
10-year bonds	2,242	2,238	4	—
20-year bonds	104	104	—	—
UDIBONOS	—	—	—	—

Government securities—	41,762	41,694	78	10
Promissory notes	2,259	2,259	—	—
CEDES	3,627	3,625	2	—
Bank acceptances	—	—	—	—

Bank securities—	5,886	5,884	2	—
Private paper	22,534	22,519	16	1
Government CEBUR	910	910	—	—

Private securities	23,444	23,429	16	1

Total	$71,092	$71,007	$96	$11

	2004
	Liability position	Asset position
	Value of securities deliverable	Debtor repurchase agreement	Debit difference	Credit difference
Cetes	$11	$11	$—	$—
Government Development Bonds (Bondes) 90	517	517	—	—
Bondes 182	5,673	5,675	—	2
Bonds IPAB	10,398	10,411	—	13
Quarterly IPAB bonds	3,084	3,085	—	1
Semiannual IPAB Bonds	1,023	1,024	—	1
BREMS	444	445	—	1
5-year bonds	29,072	29,082	1	11
7-year bonds	—	—	—	—
10-year bonds	—	—	—	—
20-year bonds	—	—	—	—
UDIBONOS	—	—	—	—

Government securities—	50,222	50,250	1	29

Promissory notes	2,273	2,273	—	—
CEDES	—	—	—	—
Bank acceptances	—	—	—	—

Bank securities—	2,273	2,273	—	—
Private paper	—	—	—	—

Government CEBUR	—	—	—	—

Private securities	—	—	—	—

Total	$52,495	$52,523	$1	$29

        With the Financial Group acting as the purchaser, accrued premiums were recognized in the results of operations in the amount of $5,344 ($3,897 in 2004).

        During 2005 and 2004, the periods of repurchase transactions entered into by the Financial Group in its capacity as purchaser ranged from 3 to 28 days.

  b)
  Transactions entered into involving derivative financial instruments—

        The transactions entered into by the Financial Group involving derivative financial instruments include forwards, swaps and options contracts. These transactions are entered into for to hedge various risks and for trading purposes.

        Trading transactions are stated based on their fair market values; similarly, the effect derived from their market value adjustment is recorded in the results of the year.

        Management's policy with regards to hedge contracts is to protect the Financial Group's individual balances and stockholders' equity by anticipating interest rate movements.

        Accordingly, the Financial Group documents its hedging transactions based on the following guidelines:

—    Interest rate swaps:

        The Financial Group's accounting model is intended to hedge cash flows, whereby interest rate hedges are entered into and not adjusted to fair market value as they are adjusted based on the accrued interest as stated in the contracts.

—    Foreign currency swaps:

        The Financial Group's accounting model is intended to hedge cash flows, whereby foreign exchange hedges are entered into, but not adjusted to fair market value.

—    Interest rate options and swaptions:

        In 2005, the Financial Group added interest rate options and swaption transactions to its financial risk hedging strategy.

        These hedges are entered into as protection against significant interest rate increases; based on the Commission's regulations, the fair value of these instruments is recognized in the results of operations.

        As of December 31, 2005, the Financial Group has evaluated the effectiveness of transactions entered into involving derivative financial instruments for hedging purposes and has concluded that they are highly effective in achieving offsetting changes in fair value attributable to the hedged risk during the period that the hedge is designated.

        As of December 31, 2005 and 2004, the positions of the Financial Group's derivative financial instruments held for trading purposes are as follows:

	2005
	Receivable flows	Deliverable flows	Net flows
Swaps
Interest rate	$398	$(362)	$36

	Purchase	Sale	Net
Foreign currency forward contracts:
Market value	$10	$(33)	$(23)
Contract price	(11)	34	23

Net position	$(1)	$1	$—

	Initial premium	Fair value adjustment	Premium fair value
Call options
Interest rate	$188	$1	$189
Indexes	247	(6)	241
Swaptions	1	1	2

Net position	$436	$(4)	$432

Net asset position			$468

	Initial premium	Fair value adjustment	Premium fair value
Put options
Interest rate	$178	$4	$182
Indexes	254	(5)	249
Swaptions	11	5	16

Net liability position	$443	$4	$447

	2004
	Receivable flows	Deliverable flows	Net flows
Swaps
Interest rate	$49	$(44)	$5

Net asset position	$49	$(44)	$5

	Purchase	Sale	Net
Instrument
Foreign currency forward contracts:
Market value	$706	$(706)	$—
Contract price	(708)	717	9

Net liability position	$(2)	$11	$9

	Initial premium	Fair value adjustment	Premium fair value
Options
Currency	$1	$(1)	$—

Net liability position	$1	$(1)	$—

Swaps designated as hedging

	Receivable contract value	Deliverable contract value	Receivable flows	Deliverable flows	Net position
Underlying
TIIE/IRS (Interest Rate Swap)	$13,326	$13,325	$52	$59	$(6)
USLI/IRS (Libor Interest Rate Swap)	875	875	12	13	(1)
IMPL—US/CS (Cross Currency Swap, US Dollar fix rate)	2,184	2,645	22	58	(497)
TIIE—EU/CS (Cross Currency Swap, Euro fix rate)	1,321	1,375	7	52	(99)
TIIE—US/CS (Cross Currency Swap, US Dollar Fix rate)	9,543	9,980	67	222	(592)
TIIE—US/BS (Cross Currency Swap, variable rate)	2,127	2,200	3	6	(76)

Total	$29,376	$30,400	$163	$410	$(1,271)

Options designated as hedging

Underlying	Reference Amount	Premium paid/received	Fair value
Purchase
TIIE/CAP	1,321,000	126	7
TIIE/OSE-F (European Swaption — Physical Delivery)	10,500	19	(18)

	1,331,500	145	(11)

			$134

Sale
TIIE/CAP	1,305,000	98	30

	1,305,000	98	30

			$128

        Transactions entered into for hedging purposes have maturities from 2006 to 2018 and are intended to mitigate the financial risk derived from long-term loans offered by the Financial Group at fixed rates, as well as the exchange rate risk generated by market instruments in the Financial Group's portfolio.

        The book value of collateral used to ensure compliance with obligations derived from interest rate swap contracts as of December 31, 2005, is (thousands) US$ 27,294. In the case of currency swaps, the collateral value as of December 31, 2005, is (thousands) US$ 1,034,232 and (thousands) € 109,645, represented by debt instruments (UMS and PEMEX).

9.    Loan portfolio

        As of December 31, 2005 and 2004, the loan portfolio by loan type is as follows:

	Current portfolio		Past-due portfolio		Total
	2005	2004	2005	2004	2005	2004
Commercial loans Denominated in domestic currency—Commercial	$42,411	$33,957	$594	$578	$43,005	$34,535
Rediscounted portfolio	8,059	6,882	1	2	8,060	6,884
Denominated in USD—Commercial	7,367	6,891	76	71	7,443	6,962
Rediscounted portfolio	19	37	—	—	19	37

Total commercial loans	57,856	47,767	671	651	58,527	48,418
Loans to financial institutions	1,964	411	—	—	1,964	411
Consumer loans—Credit cards	6,227	3,868	212	170	6,439	4,038
Other consumer loans	9,284	7,874	200	179	9,484	8,053
Housing loans	23,782	19,062	767	844	24,549	19,906
Loans to government entities	15,217	19,157	—	13	15,217	19,170
Loans to FOBAPROA or IPAB	161	7,150	—	—	161	7,150

	56,635	57,522	1,179	1,206	57,814	58,728

	$114,491	$105,289	$1,850	$1,857	$116,341	$107,146

        Interest income and commissions segmented by loan type is as follows:

		2005		2004	2003
	Interest	Commissions	Total	Total	Total
Commercial loans—Denominated in national currency	$6,903	$233	$7,136	$5,234	$4,433
Denominated in foreign currency	85	1	86	76	21

Total commercial loans	6,988	234	7,222	5,310	4,454
Housing loans	2,896	196	3,092	2,206	1,498
Loans to government entities	1,721	14	1,735	5,873	6,419
Consumer loans	2,864	120	2,984	2,364	1,840

Total	$14,469	$564	$15,033	$15,753	$14,211

        As December 31, 2005 and 2004, loans granted by economic sector are as follows:

	2005		2004
	Amount	Concentration percentage	Amount	Concentration percentage
Private (companies and individuals)	$58,522	50.30%	$48,410	45.18%
Financial institutions	1,964	1.69%	411	0.38%
Credit card and consumption	15,923	13.69%	12,091	11.28%
Housing	24,549	21.10%	19,906	18.59%
Federal Government Loans	15,216	13.08%	19,171	17.90%
Loans to FOBAPROA or IPAB	162	0.14%	7,149	6.67%
Other past-due loans	5	0.00%	8	0.00%

	$116,341	100.00%	$107,146	100.00%

        Loan support programs—The Financial Group participates in different loan support programs established by the Federal Government and Mexican Bankers' Association, as detailed below:

  a)
  Support Program for Housing Loan Debtors and the Agreement on Benefits for Housing Loan Debtors.

  b)
  Agreement on Agrarian and Fishery Sector Financing (FINAPE).

  c)
  Benefits Program for Business Loan Debtors.

  d)
  Agreement on the Financial Support and Promotion of Micro, Small and Medium Companies (FOPYME).

  e)
  Additional Benefits Program for Housing Loan Debtors—FOVI-type Housing Loans.

        Furthermore, in December 1998, the Federal Government and Banking Sector published a new and definitive debtor support plan known as "Punto Final", which, as of 1999, replaced the benefits formerly granted by Housing Loan Debtor support programs. In the case of FOPYME and FINAPE, these support plans were replaced in 1999 and 2000, respectively, and beginning in 2001 the benefits established by original support programs continued to be applied.

        The "Punto Final" plan defines housing loan discounts, which are determined based on the outstanding loan balance recorded at November 30, 1998, without considering late payment charges. In the case of FOPYME and FINAPE loans, the discount is applied to payments and the discount percentage is determined based on the recorded loan balance at July 31, 1996, regardless of whether the balance has been subsequently modified.

        In the case of borrowers participating in the above programs, the amount of principal and accrued interest denominated in pesos is converted to the initial UDI value; interest is then set at an agreed-upon reference rate.

        The trusts administering each of the aforementioned UDI programs issued long-term fiduciary securities to the Federal Government with fixed and variable interest rates depending on the characteristics of each trust (this interest rate must be less than that collected from borrowers). Similarly, the Financial Group received federal bonds known as "Special Cetes" from the Federal Government, which are tied to the Cetes interest rate.

        These federal bonds will mature based on the fiduciary securities issued by the trust to the Federal Government. Loan payments received by the trust are used to pay the principal and interest of the fiduciary securities; at the same time, the Federal Government executes a transaction for the same amount to pay the principal and accrued interest on the Special Cetes.

        In the event of noncompliance with the payment obligations established for the restructured loans under the UDI trusts, a portion of the fiduciary securities and Special Cetes will generate interest at a rate equivalent to the UDI value. This characteristic was included in October 2002 to reflect the fact that the UDI programs were created to support debtors in compliance with their agreements. The Financial Group continues to manage and evaluate the risk derived from any possible credit loss related to the programs. If a particular loan is fully reserved, fiduciary securities will continue to generate interest at regular rates.

        Commission regulations require that the Financial Group consolidate the balances of trusts holding restructured loans in UDIs, so as to reflect the operating fund, which consists of an interest rate swap contracted with the Federal Government.

        As of December 31, 2005 and 2004, the balances of the respective trust balances are comprised as follows:

	2005	2004
Banks	$17	$17
Government securities	4	4
Current loan portfolio	1,164	1,305
Past-due loan portfolio	386	458
Accrued interest on loans	3	4
Past-due interest	14	16
Allowance for loan losses	(669)	(652)

Total assets	$919	$1,152

Investment in trusts assets	$893	$1,137
Deferred tax liabilities	26	15

Total liabilities	$919	$1,152

        Policies and procedures for granting loans—The granting, control and recovery of loans are regulated by the Financial Group's Credit Manual, which has been authorized by the Board of Directors. Accordingly, administrative portfolio control is performed in the following areas:

  I.
  Business Management (includes corporate, commercial, business, governmental and consumer banking), primarily through the branch network.

  II.
  Operations Management.

  III.
  General Comprehensive Risk Management.

        Similarly, the Financial Group has manuals establishing the policies and procedures to be utilized for credit risk management purposes.

        The structure of the credit management process is based on the following stages:

  a.
  Product design

  b.
  Promotion

  c.
  Evaluation

  d.
  Formalization

  e.
  Operation

  f.
  Administration

  g.
  Recovery

        Procedures have also been implemented to ensure that amounts related to the past-due portfolio are timely transferred and recorded in the books and records and those loans with recovery problems are properly and timely identified.

        The Financial Group Treasury Department is the central unit responsible for balancing resource requirement and eliminating the interest rate risk derived from transactions entered into at fixed rates through the use of hedging and arbitrage strategies.

10.    Loans restructured in UDIs

        As of December 31, 2005 and 2004, the total amount of the loan portfolio restructured in UDIs is as follows:

	2005	2004
Current portfolio	$1,164	$1,305
Current accrued interest	3	4
Past-due portfolio	386	458
Past-due accrued interest	14	16

	$1,567	$1,783

11.    FOBAPROA-IPAB transactions

        As part of the measures implemented to offset the economic crisis that arose at the end of 1994, in December 1998, the Mexican Congress enacted the Bank Savings Protection Law, which went into effect on January 20, 1999, and established the creation of IPAB to replace FOBAPROA, for the sole purpose of administering transactions entered into under "Portfolio Capitalization and Acquisition Programs" (PCCC).

        The Bank Savings Protection Law enacted on January 20, 1999, established an option for banks that had participated in the PCCC to exchange their FOBAPROA promissory notes for IPAB promissory notes under similar conditions.

        In June 2002, IPAB notified banks participating in the PCCC of its intention to adopt certain procedures and conditions that would be applicable to them regarding the mechanism under which FOBAPROA promissory notes would be exchanged for their IPAB counterparts.

        IPAB is also required to apply a series of preventive measures to avoid financial problems that could be faced by financial credit institutions, while ensuring such institution's compliance with their depositors.

        In exchange for the portfolio assigned to FOBAPROA, promissory notes were issued to the Financial Group with 10-year maturities as of the transaction date. The Financial Group maintained its obligation to share 29%, 25% and 0% of the loss suffered by FOBAPROA derived from the portfolio transferred to Trusts 1989-0, 1990-4 and 1991-2, respectively. Consequently, these percentages have been maintained in the new trusts created under the contract to exchange FOBAPROA promissory notes for IPAB obligations, which was executed on July 12, 2004.

        As payment for these transactions FOBAPROA-IPAB collection rights have been recognized, which, at December 31, 2005 and 2004, are composed as follows:

	2005	2004
Transactions
Trust 1989-0	$—	$3,557
Trust 1990-4	1,732	5,006
Trust 1991-2	13	1,378
Cash flows owed to IPAB	(14)	(173)
Shared loss and incentive arrangement	(1,570)	(2,618)

	$161	$7,150

        The characteristics of each of the aforementioned IPAB obligations are detailed below:

Promissory note	Period	Expiration	Rate	Interest paid
Trust 1989-0	10 years	2005	CETES 91 days—1.35	Capitalizable
Trust 1990-4	10 years	2006	CETES 91 days—1.35	Capitalizable
Trust 1991-2	10 years	2006	CETES 91 days	Capitalizable

        IPAB payment obligations and instruments have the same characteristics in terms of their duration and interest rates as FOBAPROA promissory notes. Similarly, the loss sharing percentages and the incentive arrangement established in the contracts originally executed with FOBAPROA have been maintained.

        As disclosed in Note 2, during 2005, the GEL audits were concluded, which resulted in an adjustment of $100 with regards to the accounts receivable from IPAB.

        Furthermore, as disclosed in Note 2, during 2005 the Financial Group received payments from IPAB totaling $6,970, net of the aforementioned discounts.

  Cash flow participation and portfolio assignment arrangement—

        The Commission defined regulations for the recording, valuation, presentation and disclosure of transactions entered into with FOBAPROA, regarding the loan portfolio cash flow participation arrangement. The Commission determined that the aforementioned arrangement did not represent the sale of assets because the Financial Group conserves certain loan portfolio rights that partially guarantee the promissory notes received as payment, and will subsequently deliver portfolio cash flows to FOBAPROA.

        Consequently, cash flows derived from the loan portfolio, awarded goods and those received in trust in the name of FOBAPROA and the obligation to deliver such cash flows were recorded in the Financial Group's consolidated financial statements. As the respective net asset and liability balances are presented in the consolidated financial statements, only the promissory notes and collection rights received as payment are disclosed.

        The value of assets whose cash flows are payable to FOBAPROA-IPAB and the respective allowance for loan losses are as follows:

	2005	2004
Loan portfolio	$1,646	$9,637
Foreclosed assets	721	1,267
Allowance for loan losses	(1,519)	(7,447)

	$848	$3,457

12.    Sale of the IPAB-Bancrecer portfolio to Banco JP Morgan, S.A., Institución de Banca Múltiple, JP Morgan Grupo Financiero, División Fiduciaria (Banco JP Morgan)

        On December 22, 2004, the IPAB-Bancrecer Promissory Note (loan contract executed between IPAB and Banco de México to capitalize Bancrecer) was sold for the amount of $45,940 (face value) to a Trust held by JP Morgan Bank, through which the Financial Group transferred its ownership of interest collection and capital amortization rights to enable the issuance of Securitization Certificates (BANORCB 04) with a value of $45,940 (face value). These instruments, which were issued for a five-year period accrue interest at the average daily Interbank Equilibrium Interest Rate (TIIE) rate plus 0.40 basis points, which will be paid monthly, while principal will be paid in one lump-sum.

        This issuance received mxAAA, Aaamx and AAA(mex) ratings from Standard & Poor's, Moody's and Fitch, respectively. The transaction amount was paid to the Financial Group, which maintained almost all the securities in its own position by acquiring the Securitization Certificates (BANORCB04) and entering into repurchase transactions with qualifying investors. As of December 31, 2005, the Financial Group holds $22,492 of the aforementioned Securitization Certificates (BANORCB04) under the heading of "Debtor balances from repurchase transactions".

13.    Allowance for loan losses

        The Financial Group's portfolio classification, which serves as the basis for recording the allowance for loan losses, is detailed below:

	2005
		Required allowances for losses
	Loan portfolio	Commercial portfolio	Consumer portfolio	Mortgage portfolio	Total
Exempt portfolio	$1,311	$—	$—	$—	$—
Risk A	38,242	—	68	73	141
Risk A1	39,017	193	—	—	193
Risk A2	28,103	265	—	—	265
Risk B	4,666	—	117	103	220
Risk B1	5,895	147	—	—	147
Risk B2	385	22	—	—	22
Risk B3	276	41	—	—	41
Risk C	517	—	161	50	211
Risk C1	170	39	—	—	39
Risk C2	140	56	—	—	56
Risk D	765	50	281	208	539
Risk E	496	254	35	204	493
Unclassified	(17)	—	—	—	—
Swaps held for hedging purposes	(44)	—	—	—	—

	$119,922	$1,067	$662	$638	2,367

Recorded allowance					3,067

Additional allowance					$700

	2004
		Required allowances for losses
	Loan portfolio	Commercial portfolio	Consumer portfolio	Mortgage portfolio	Total
Exempt portfolio	$14,414	$—	$—	$—	$—
Risk A	26,140	—	49	57	106
Risk A1	23,108	120	—	—	120
Risk A2	31,359	266	—	—	266
Risk B	4,896	1	112	100	213
Risk B1	6,060	149	—	—	149
Risk B2	318	16	—	—	16
Risk B3	863	141	—	—	141
Risk C	475	—	135	56	191
Risk C1	302	56	—	—	56
Risk C2	376	15	—	—	15
Risk D	788	42	244	224	510
Risk E	600	351	19	213	583
Unclassified	(133)	—	—	—	—

	$109,566	$1,157	$559	$650	2,366

Recorded allowance					2,832

Additional allowance					$466

        The total portfolio balance used as the basis for the classification above includes amounts related to irrevocable loans, letters of credit and guarantees, which are recorded in memorandum accounts.

        As of December 31, 2005 and 2004, the estimated allowance for loan losses is determined based on portfolio balances at those dates. As of December 31, 2005 and 2004, the allowance for loan losses includes a reserve for 100% of delinquent interest owed.

        As of December 31, 2005 and 2004, the allowance for loan losses represents 166% and 153%, respectively, of the past-due portfolio.

        The estimated allowance includes the classification of loans granted in foreign currency, which are evaluated at the exchange rate in effect as of December 31, 2005.

Rollforward of allowance for loan losses—A rollfoward of the allowance for loan losses is detailed below:

	2005	2004
Balance at the beginning of the year	$2,832	$4,684
Credit portfolio reserve charged to the results of operations	1,307	1,063
Reversal of allowances cancelled in 2003	—	267
Debt forgiveness and write-offs	(1,136)	(2,799)
Restatement effects	(79)	(242)
Valuation in national currency, foreign currency and UDIs	10	60
Rebates granted to housing debtors	(115)	(124)
UDI trust reserve charged to the results of operations	37	45
Advantages from FOPYME and FINAPE programs	(3)	(6)
Recovery of loans	261	—
Cancellation of reserves	—	(154)
Other	(47)	38

Year end balance	$3,067	$2,832

14.    Credit asset portfolio

        As of December 31, 2005 and 2004, the loan investment portfolio balance is comprised as follows:

	2005	2004
Bancrecer I	$273	$356
Bancomer II	9	18
Bancomer III	198	212
Bancomer IV	834	—
Bital I	403	434
Bital II	161	177
Banamex mortgage	434	—
Confia III	115	128
GMAC Banorte	331	—
Real property trusts	138	—
Santander	123	415
Serfin	208	472
GMAC Bancen	6	—

Total	$3,233	$2,212

        In December 2004, cash flow assignment contracts were executed between Banorte as the assignee and Banco del Centro, S.A. (Bancen) as the assignor, regarding the ownership of cash flow rights derived from the administration and collection of seven loan portfolios identified as Bancrecer I, Bancomer II, Bancomer III, Bital I, Bital II, Confía III and Santander.

        These contracts will remain in effect until all the loans are collected, recovered or restructured, or the respective assets are either sold or settled.

        Furthermore, in 2005, Banorte acquired cash flow rights from unrelated entities derived from the administration and collection of three loan portfolios identified as Bancomer IV, Banamex Hipotecario and GMAC Banorte. Similarly, in 2005, Bancen acquired cash flow rights from unrelated entities derived from the administration and collection of a portfolio identified as GMAC Bancen.

        For the year ended December 31, 2005, the Financial Group recognized income from portfolios of $717, together with the respective amortization of $476, the effects of which were recognized under the "Commissions and tariffs collected" and "Commissions and tariffs paid" headings, respectively, in the consolidated statement of income. For the year ended December 31, 2004, the Financial Group recognized income of $235, together with the respective amortization of $463.

        On October 27, 1999, in compliance with the basis for public bids and IPAB instructions, the fiduciary division of Banca Serfin, S.A., Institución de Banca Múltiple, Grupo Financiero Serfin (Serfin) selected Banorte to supervise the administration, recovery and collection of loans and goods included in the Tramos I and II commercial portfolios and Tramo III mortgage portfolio. The aforementioned basis established that Banorte was entitled to propose a third-party for the execution of the respective contract and in February 2000, Serfin executed a contract with Bancen, through which the latter and its fiduciary division assigned rights derived from the portfolio cash flows of Tramos I, II and III, for the net amount of $20,931, at nominal value, to Bancen, in exchange for a payment of $2,481, at nominal value.

        Among other issues, this contract also establishes how cash flows generated by the administration and collection activities performed by Bancen will be distributed:

  •
  100% for Bancen and 0% for IPAB, until 50% of the investment is recovered.

  •
  80% for Bancen and 20% for Serfin, until 100% of Bancen's investment is recovered.

  •
  70% for Bancen, until obtaining a TIR (internal rate of return in dollars) equal to 10% of the investment; the remaining 30% will be paid to Serfin.

  •
  60% for Bancen, until obtaining a TIR equal to 20% of the investment; the remaining 40% will be paid to Serfin.

  •
  40% for Bancen, until obtaining a TIR equal to 30% of the investment; the remaining 60% will be paid to Serfin.

  •
  40% of any remaining cash flows after paying the above amounts; the assumption established in this clause will not be applicable until the contract is terminated.

        The contract has a four-year duration as of its execution date or that of any noncompliance involving the obligations assumed by Bancen under the contract that adversely affects the rights of Serfin.

        During 2003, Bancen renegotiated the amendment of the portfolio administration contract executed with the fiduciary division of Serfin, which included the retroactive effect of administering additional assets of approximately $2,800, including the shares, securities and real property fiduciary rights delivered to Bancen in February 2000.

        Similarly, in 2004, Bancen obtained a two-year extension from IPAB for the administration and collection of this trust, to which the same conditions are applicable. The only exception is the fact that Bancen is entitled to a maximum of 50% of distributed cash flows. This contract will terminate in February 2006.

        An amendment agreement will be signed for the contract extension period.

15.    Other accounts receivable, net

        As of December 31, 2005 and 2004, the other accounts receivable balance is as follows:

	2005	2004
Loans to officers and employees	$1,092	$1,039
Debtors from liquidation settlement	826	694
Sundry debtors	689	973
Taxes receivable	149	118
Other	119	195

	2,875	3,019
Allowance for doubtful accounts	(90)	(76)

	$2,785	$2,943

16.    Foreclosed assets, net

        As of December 31, 2005 and 2004, the foreclosed asset balance is as follows:

	2005	2004
Personal property	$132	$157
Real property	445	485
Goods pledged for sale	232	272

	809	914
Allowance for losses on foreclosed assets	(363)	(539)

	$446	$375

17.    Property, furniture and fixtures, net

        As of December 31, 2005 and 2004, the property, furniture and fixtures balance is comprised as follows:

	2005	2004
Furniture and equipment	$2,765	$2,697
Buildings	4,640	4,812
Installation costs	1,361	1,414

	8,766	8,923
Less—Accumulated depreciation and amortization	3,084	2,809

	$5,682	$6,114

18.    Permanent stock investments

        Investments in unconsolidated subsidiaries and associated companies are valued according to the equity method, as detailed below:

	2005	2004
Sólida Administradora de Portafolios, S.A. de C.V.	$629	$609
Seguros Banorte Generali, S.A. de C.V.	601	393
Siefore Banorte Generali, S.A. de C.V. (SIEFORE)	460	383
Pensiones Banorte Generali, S.A. de C.V.	163	117
Fianzas Banorte, S.A. de C.V.	106	82
Banorte Investment funds	78	71
Controladora Prosa, S.A. de C.V.	48	54
Bolsa Mexicana de Valores, S.A. de C.V.	31	26
Servicio Pan Americano de Protección, S.A. de C.V.	26	103
Bancen Investment Funds	17	15
Other	67	78

	$2,226	$1,931

        As of December 31, 2005 and 2004, the investment in shares of Servicio Pan Americano de Protección, S.A. de C.V. is presented net of an impairment reserve of $77 and $73, respectively.

19.    Deferred income taxes and employee statutory profit sharing

        The tax incurred by the Financial Group is calculated based on the tax result of the year and current enacted tax regulations. However, due to temporary differences affecting the recognition of revenues and expenses for accounting and tax purposes and differences between accounting and tax balance sheet accounts, the Financial Group has recognized a recoverable net deferred tax asset of $403 and $697 as of December 31, 2005 and 2004, respectively, as detailed below:

	2005			2004
		Deferred effect			Deferred effect
	Temporary Differences			Temporary Differences
		ISR	PTU		ISR	PTU
Allowance for loan losses (nondeductible)	$59	$16	$—	$38	$11	$—
Tax loss carryforwards	416	117	—	2,307	714	—
Shared FOBAPROA loss	1,570	455	—	2,239	659	—
Recoverable asset tax (IMPAC)	2	2	—	1	1	—
Security valuation deficit	—	—	—	645	194	64
Excess of tax over book value of foreclosed and fixed assets	847	237	83	430	129	—
PTU incurred in 2005 for settlement in 2006	644	187	—	—	—	—
Other assets	524	152	50	401	120	37

Total assets	4,062	1,166	133	6,061	1,828	101

Excess of book over tax value of fixed assets and prepaid expenses	605	268	26	1,909	564	73
Unrealized excess value from SIEFORE investments	88	25	—	65	19	—
ISR payable trusts	90	26	—	44	14	—
Portfolio acquisition	1,355	393	136	1,755	527	—
Cost of sundry sales	63	18	—	116	35	—
Other liabilities	13	4	—	—	—	—

Total liabilities	2,214	734	162	3,889	1,159	73

Net asset (liability)	$1,848	$432	$(29)	$2,172	$669	$28

Total net deferred asset			$403			$697

        As discussed in Note 27, as of January 1, 2005, Article 10 and Temporary Article 2 of the Mexican Income Tax Law were amended, whereby the income tax rate will be gradually reduced from 30% in 2005 to 29% in 2006 and 28% as of 2007 and thereafter. In accordance with Mexican Bulletin D-4, "Accounting for Income Tax, Tax on Assets and Employee Statutory Profit Sharing", and based on projections of the reversal of temporary differences and tax loss carryforwards, the respective balance was adjusted according to the enacted rates expected to be in effect when such amounts reverse or are recovered.

        The Provisions issued by the Commission in 2004 establish that credit institutions can recognize the accrued financial effect derived from the initial application of the changes in enacted rates in stockholders' equity, under the "Result from prior years" heading. Furthermore, in compliance with Commission requirements, in 2005, Banorte and Bancen recognized a deferred income tax benefit of $151 derived from the reserve created for holding foreclosed assets with a credit to the "Retained earnings from prior years" heading in stockholders' equity.

        According to management's projections, the deferred tax balance derived from net operating tax loss carryforwards will be recovered before their legal expiration period, between 2006 and 2012.

20.    Other assets

        As of December 31, 2005 and 2004, other assets are comprised as follows:

	2005	2004
Plan assets held for employee pension plans	$1,694	$1,529
Provision for employee retirement obligations	(1,605)	(1,416)
Other amortizable expenses	1,573	2,059
Accumulated amortization of other deferred expenses	(714)	(825)
Inventories from storage	180	116
Preoperating expenses (net)	72	144
Goodwill	59	77
Guarantee deposits	31	30
Restricted cash to cover the contingency reserve	3	3
Provision for contingencies	(3)	(3)
Other	2	1

	$1,292	$1,715

21.    Deposits

        Liquidity coefficient—The "Investment regime for transactions in foreign currency and conditions to be fulfilled during the term of transactions in such currency", designed for credit institutions by Banco de México, establishes the mechanism for determining the liquidity coefficient of liabilities denominated in foreign currency.

        In accordance with such regime, during 2005 and 2004 the Financial Group generated a liquidity requirement of $42,726 and $10,293 thousands, respectively, and held investments in liquid assets of US $234,033 and US $247,548 thousands, holding a surplus of US $191,307 and US $237,255 thousands, respectively.

Deposits—As of December 31, 2005 and 2004, liabilities derived from traditional deposits consist of the following:

	2005	2004
Immediately due and payable deposits—
Checking accounts earning no interest	$28,426	$25,478
Checking accounts earning interest	24,052	20,176
Checking accounts in US dollars	4,015	4,676
Checking accounts in US dollars for individual residents of the Mexican border	2,281	2,252
Savings accounts	4	4
Demand deposit accounts	16,679	14,326
IPAB checking accounts	584	257

	$76,041	$67,169

Time deposits—
Over-the-counter promissory notes	47,525	44,640
Money market promissory notes	2,974	11,295
Fixed-term deposits	9,203	7,607
Time deposits from banks	329	328
Provision for interest	1,366	1,094

	$61,397	$64,964

	$137,438	$132,133

        The funding rates which the Financial Group uses as reference are: a) for Mexican pesos, Interbank Interest Rate (TIIE), Average Cost of Funds (CCP) and; b) for foreign currency, the London Interbank Offered Rate (LIBOR).

        These liabilities earn interest depending on the type of instrument and average balance held in the investments. The average interest rates and their currency of reference are shown below:

Banorte

Immediately due and payable deposits:

	2005				2004
Foreign exchange
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Mexican pesos and UDIs	1.14%	1.34%	1.36%	1.21%	1.59%	1.81%	1.32%	1.82%

Foreign currency	0.78%	0.80%	0.86%	0.89%	0.61%	0.70%	0.75%	0.85%

Time deposits:

	2005				2004
Foreign exchange
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
General Public
Mexican pesos and UDIs	6.24%	6.36%	6.92%	6.78%	4.75%	5.23%	5.72%	6.39%

Foreign currency	1.17%	1.31%	1.54%	1.62%	0.42%	0.64%	0.83%	1.12%

Money Market
Mexican pesos and UDIs	9.97%	12.88%	12.29%	11.02%	7.52%	8.12%	8.60%	9.14%

Bancen

Time deposits:

	2005				2004
Currency
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Money market
Mexican pesos and UDIs	9.16%	9.80%	9.72%	8.78%	6.76%	6.46%	7.15%	8.34%

        As of December 31, 2005 and 2004, the terms at which these deposits are negotiated are as follows:

	2005
	From 1 to 179 days	From 6 to 12 months	Over 1 year	Total
Demand deposits—
Checking accounts earning no interest	$28,426	$—	$—	$28,426
Checking accounts earning interest	24,052	—	—	24,052
Checking accounts in US dollars	4,015	—	—	4,015
Checking accounts in US dollars for individual residents of the Mexican border	2,281	—	—	2,281
Savings accounts	4	—	—	4
Demand deposit accounts	16,679	—	—	16,679
IPAB checking accounts	584	—	—	584

	$76,041	$—	$—	$76,041
Money market promissory notes	46,974	292	3,233	50,499
Fixed-term deposits	8,468	565	170	9,203
Time deposits from banks	0	0	329	329
Provision for interest	158	8	1,200	1,366

	$55,600	$865	$4,932	$61,397

	$131,641	$865	$4,932	$137,438

	2004
	From 1 to 179 days	From 6 to 12 months	Over 1 year	Total
Immediately due and payable deposits—
Checking accounts earning no interest	25,478	—	—	25,478
Checking accounts earning interest	20,176	—	—	20,176
Checking accounts in US dollars	4,676	—	—	4,676
Checking accounts in US dollars for individual residents of the Mexican border	2,252	—	—	2,252
Savings accounts	4	—	—	4
Demand deposit accounts	14,326	—	—	14,326
IPAB checking accounts	257	—	—	257

	$67,169	$—	$—	$67,169

Money market promissory notes	$51,054	$1,252	$3,629	$55,935
Fixed term deposits	6,682	737	188	7,607
Time deposits from banks	—	—	328	328
Provision for interest	150	50	894	1,094

	$57,886	$2,039	$5,039	$64,964

	$125,055	$2,039	$5,039	$132,133

22.    Interbank and other loans

        The loans received from other banks as of December 31, 2005 and 2004 are as follows:

	Mexican Pesos		Denominated in US Dollars		Total
	2005	2004	2005	2004	2005	2004
Bank deposits and loans	$612	$2,986	$1,019	$—	$1,631	$2,986
Foreign bank deposits and loans	—	—	955	1,342	955	1,342
Rediscounted portfolio loans	11,933	10,491	416	1,568	12,349	12,059
Issue of CPOs	—	—	—	106	—	106
Call money	1,471	3,258	—	—	1,471	3,258
FOVI rediscounts	3,076	3,912	—	—	3,076	3,912
Provision for interest	67	28	21	13	88	41

Total	$17,159	$20,675	$2,411	$3,029	$19,570	$23,704

        These liabilities earn interest, depending on the type of instrument and the average balance of the loans. Average interest rates are shown below:

  Banorte

	2005				2004
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Call money
Mexican pesos and UDIs	9.14%	9.68%	9.66%	8.88%	5.98%	6.60%	7.22%	8.26%
Other interbank loans
Mexican pesos and UDIs	8.04%	8.73%	7.67%	8.12%	7.28%	7.83%	6.91%	9.07%
Foreign currency	4.89%	5.00%	5.82%	5.62%	4.57%	4.56%	4.36%	4.80%

  Bancen

	2005				2004
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Call money
Mexican pesos and UDIs	8.92%	—	9.84%	8.37%	5.50%	6.34%	7.02%	8.67%
Other interbank loans
Mexican pesos and UDIs	4.79%	3.58%	—	—	6.55%	3.90%	2.53%	7.65%
Foreign currency	8.52%	9.17%	9.45%	9.59%	7.38%	7.07%	7.49%	8.31%

        As of December 31, 2005 and 2004, the terms at which financial liabilities are traded are as follows:

	2005			2004
	Short-term	Long-term	Total	Total
Bank loans and deposits	$967	$664	$1,631	$2,986
Foreign bank loans and deposits	98	857	955	1,342
Rediscounted portfolio loans	5,478	6,871	12,349	12,059
Issue of CPOs	—	—	—	106
Call money	1,471	—	1,471	3,258
FOVI rediscounts	—	3,076	3,076	3,912
Provision for interest	88	—	88	41

	$8,102	$11,468	$19,570	$23,704

23.    Employee retirement obligations

        The Financial Group recognizes the liabilities for pension plans and seniority premium by using the financing method known as the "Projected unit credit method", which considers the benefits accrued at the valuation date and the benefits generated during the year.

        The amount of current and projected benefits as of December 31, 2005 and 2004, relative to the defined benefit pension plan and seniority premiums, determined by independent actuaries, is analyzed below:

	2005
	Pension plan	Seniority premiums	Medical services	Total
Projected benefit obligation (PBO)	$(646)	$(94)	$(944)	$(1,684)
Plan assets	651	125	424	1,200

Fund status	(5)	(31)	520	484
Transition asset (obligation)	(80)	16	(434)	(498)
Unrecognized plan amendments	32	3	—	35
Unrecognized actuarial (gains) losses	(137)	(7)	18	(126)

Net projected asset (liability)	$(190)	$(19)	$104	$(105)

Current benefit obligation (CBO)	$617	$81	$—	$698

	2004
	Pension plan	Seniority premiums	Medical services	Total
Projected benefit obligation (PBO)	$(599)	$(101)	$(870)	$(1,570)
Plan assets	653	121	348	1,122

Fund status	(54)	(20)	522	448
Transition asset (obligation)	(84)	14	(444)	(514)
Unrecognized plan amendments	22	3	—	25
Unrecognized actuarial (gains) losses	(85)	(22)	25	(82)

Net projected asset (liability)	$(201)	$(25)	$103	$(123)

Current benefit obligation (CBO)	$527	$62	$—	$589

        The Financial Group has a net accounting provision of zero as the Plan assets exceed the labor obligation, which is used to meet the above-mentioned obligations, in accordance with Bulletin D-3 and amounts to $1,605 ($1,416 in 2004). The net projected asset is recorded in the consolidated balance sheets under the heading of "Other assets".

        For the years ended December 31, 2005 and 2004, net periodic cost is comprised as follows:

	2005	2004
Service cost	$53	$56
Interest cost	79	70
Expected return on plan assets	(61)	(57)
Amortization:
Transition liability	28	26
Plan amendments	(1)	(1)

Net periodic cost	$98	$94

        The rates used in the calculation of the projected benefit obligation and return on plan assets are shown below:

	2005	2004
Discount rate	5.50%	5.50%
Rate of wage increase	1.00%	1.00%
Rate of increase in costs and expenses of other postretirement benefits	2.00%	2.00%
Expected long-term rate of return on plan assets	6.50%	6.50%

        As of 2005 the liability for remunerations at the end of the work relationship (severance indemnities) was included in the Financial Group's consolidated financial statements as shown below:

Projected benefit obligation (PBO)	$(129)
Plan assets	—

Unfunded status	(129)
Transition obligation	113
Unrecognized actuarial gains	(2)

Net projected liability	$(18)

The net periodic cost for 2005, adjusted for inflation, is shown below:
Service cost	$23
Interest cost	6
Amortization of transition obligation	12

Net periodic cost	$41

        The balance of the employee retirement obligations presented in this note refer to the Financial Group's defined benefit pension plan, relative to the employees who decided to remain enrolled.

        Furthermore, the Financial Group has an optional defined contribution pension plan, which replaced the defined benefit pension plan. The participating employees in the new plan were enrolled voluntarily, for which reason there are certain employees who preferred to remain enrolled the previous plan denominated "Defined benefit pension plan" and which as of December 31, 2005 has the amount of $550, recorded under the heading of "Other assets".

        Those employees who decided to enroll in the defined contribution pension plan are entitled to receive a benefit for past services, by allocating 50% immediately, while the remaining 50% will be amortized over 10 years (receiving the first payment at the initiation date of the new plan).

        The labor obligations derived from the defined contribution pension plan do not require an actuarial valuation as established in Bulletin D-3, because the cost of this plan is equivalent to the Financial Group's contributions made to the plan's participants.

        The initial allocation of the benefit for prior services was financed by the defined benefit fund associated with the early discharge of obligations, recognized under the guidelines of Bulletin D-3.

24.    Subordinated debentures

	2005	2004
Senior subordinated debentures, maturing in 2014, denominated in US dollars, at an interest rate of 5.875%, payable semiannually with a final principal payment upon maturity	$3,180	$3,430
BANORTE 02D debentures, maturing in November 2012, at an annual interest rate of 8% for the first 10 semiannual periods and subject to review for the next 10 semiannual periods, which will not be less than 10% a year	1,191	1,283
Accrued interest payable and hedging swaps	183	31

	$4,554	$4,744

        The costs related to these debentures are amortized using the straight-line method over the term of the debt.

25.    Transactions and balances with subsidiaries and associated companies

        Balances with subsidiaries and associated companies as of December 31, 2005 and 2004 are comprised as follows:

	Revenues			Accounts receivable
	2005	2004	2003	2005	2004	2003
Arrendadora Banorte, S.A. de C.V.	$77	$62	$49	$886	$603	$592
Casa de Bolsa Banorte, S.A. de C.V.	325	52	64	—	—	—
Banco del Centro, S.A.	1,328	196	3,345	2,154	1,580	1,012
Almacenadora Banorte, S.A. de C.V.	6	8	21	107	115	100
Factor Banorte, S.A. de C.V.	51	40	42	662	179	351
Inmobiliaria Bancrecer, S.A. de C.V.	—	—	—	—	236	249
Inmobiliaria Innova, S.A. de C.V.	—	—	—	—	81	85
Inmobiliaria Banorte, S.A. de C.V.	—	—	—	—	25	29
Inmobiliaria Bra, S.A. de C.V.	—	—	—	2	—	—
Créditos Pronegocio, S.A. de C.V.	19	—	—	287	—	—

	$1,806	$358	$3,521	$4,098	$2,819	$2,417

	Expenses			Accounts payable
	2005	2004	2003	2005	2004	2003
Grupo Financiero Banorte, S.A. de C.V.	$7	$5	$3	$63	$60	$94
Arrendadora Banorte, S.A. de C.V.	30	69	16	14	51	10
Casa de Bolsa Banorte, S.A. de C.V.	2,269	1,373	158	—	4	—
Banco del Centro, S.A.	193	6	108	385	1,776	33
Banorte Generali, S.A. de C.V. AFORE	—	—	—	2	2	3
Almacenadora Banorte, S.A. de C.V.	4	3	1	4	71	3
Factor Banorte, S.A. de C.V.	—	—	—	40	37	25
Inmobiliaria Banorte, S.A. de C.V.	63	50	40	150	44	36
Constructora Primero, S.A. de C.V.	26	24	22	89	17	12
Inmobiliaria Bancrecer, S.A. de C.V.	48	34	35	56	31	26
Inmobiliaria Innova, S.A. de C.V.	19	10	8	107	27	19
Inmobiliaria Banormex, S.A. de C.V.	3	1	1	5	6	7
Inmobiliaria Finsa, S.A. de C.V.	8	2	2	16	18	20
Inmobiliaria Bra, S.A. de C.V.	18	14	5	9	6	35
Inmuebles de Occidente, S.A. de C.V.	4	2	1	11	13	10
Inmuebles de Tijuana, S.A. de C.V.	—	—	—	3	3	5
Créditos Pronegocio, S.A. de C.V.	1	—	—	1	—	—

	$2,693	$1,593	$401	$955	$2,166	$338

        Pursuant to article 73 of the Mexican Financial Group Law, the loans granted by the Financial Group to related parties (belonging to the financial sector or not) cannot exceed 65% of the basic portion of their net capital. As of December 31, 2005 and 2004, the amount of the loans granted to related parties is $6,082 and $3,889, respectively, representing 51% and 42%, respectively, of the basic portion of their net capital at such dates.

Sale of portfolio packages between related parties:

        In February 2003 Banorte sold $1,925 (nominal value) of its own portfolio (with interest) to its subsidiary Sólida Administradora de Portafolios, S.A. de C.V. ("Sólida") at a price of $378 (nominal value). Of this transaction, $1,891 (nominal value) related to past-due amounts and $64 (nominal value) to the current portfolio. The transaction was recorded based on figures as of August 2002, for which reason the final amount affecting the February 2003 balance sheet was $1,856 (nominal value), considering the collections made since August 2002. In conjunction with the sold portfolio, $1,577 (nominal value) of the associated allowance for loan losses was transferred as well.

        In official letter 601-II-323110 dated November 5, 2003, the Commission set forth the accounting criteria to be applied to this transaction and issued a series of rulings whereby the Financial Group must provide detailed information on the activities of this transaction throughout its duration, on the understanding that this transaction was a one-time event and not a recurring portfolio transfer procedure.

        Pursuant to the foregoing, below is a summary of the activity of the loan portfolio sold to Sólida since August 2003 and as of December 31, 2004 and 2005:

	Mexican pesos			Foreign currency value			Total
Type of portfolio
	Aug 02	Dec 04	Dec 05	Aug 02	Dec 04	Dec 05	Aug 02	Dec 04	Dec 05
Current portfolio
Commercial	$5	$4	$2	$5	$—	$—	$10	$4	$2
Mortgage	54	107	89	—	—	—	54	107	89

	59	111	91	5	—	—	64	111	91

Past-due portfolio
Commercial	405	317	418	293	236	148	698	553	566
Consumer	81	77	75	—	—	—	81	77	75
Mortgage	1,112	708	588	—	—	—	1,112	708	588

	1,598	1,102	1,081	293	236	148	1,891	1,338	1,229

	$1,657	$1,213	$1,172	$298	$236	$148	$1,955	$1,449	$1,320

Allowance for loan losses (1)
Commercial	$326	$315	$402	$246	$219	$140	$572	$534	$542
Consumer	77	77	74	—	—	—	77	77	74
Mortgage	669	634	536	—	—	—	669	634	536

	$1,072	$1,026	$1,012	$246	$219	$140	$1,318	$1,245	$1,152

(1)
Allowances required based on the classification methodology applied by the Financial Group.

(2)
Banorte holds 99.99% of the stockholders' equity of Sólida.

        As of December 31, 2005, the composition of the Banorte loan portfolio, including the loan portfolio sold to Sólida, is as follows:

			Foreign currency value
	Mexican pesos				Total
Type of portfolio
	Dec 05	Dec 04	Dec 05	Dec 04	Dec 05	Dec 04
Commercial loans	$43,505	$35,609	$7,387	$6,928	$50,892	$42,537
Loans to finance entities	2,849	884	803	237	3,652	1,122
Consumer loans	12,891	11,738	1	3	12,892	11,741
Housing mortgage loans	23,663	18,932	—	—	23,663	18,932
Loans to government agencies	14,645	18,704	522	399	15,167	19,103
IPAB credits	161	7,150	—	—	161	7,150

Current portfolio	97,714	93,017	8,713	7,567	106,427	100,584

Commercial loans	865	708	223	307	1,088	1,015
Consumer loans	472	426	—	—	472	426
Loans to government agencies	—	13	—	—	—	13
Housing mortgage loans	1,342	1,535	—	—	1,342	1,535

Past-due portfolio	2,679	2,682	223	307	2,902	2,989

Total portfolio	100,393	95,699	8,936	7,874	109,329	103,573
Allowance for loan losses	3,631	3,447	330	445	3,961	3,855

Net portfolio	$96,762	$92,252	$8,606	$7,424	$105,368	$99,718

Portfolio reserves					136.49%	128.97%
% of past-due portfolio					2.65%	2.88%

26.    Information by segment

        To analyze the financial information of the Financial Group, the data of the most representative segments as of December 31, 2005 are presented, without considering the eliminations relative to the consolidation of the financial statements.

        The balances by service sector of the Financial Group are as follows:

	2005	2004	2003
Banking sector:
Net income	$5,411	$2,457	$2,113
Stockholders' equity	18,770	14,537	13,426
Total portfolio	111,777	103,153	161,751
Past-due portfolio	1,770	1,817	3,817
Allowance for loan losses	2,967	2,771	4,647
Total net assets	182,607	174,886	225,029
Brokerage sector:
Net income	$74	$79	$111
Stockholders' equity	549	538	471
Portfolio in custody	119,411	110,104	159,700
Total net assets	899	653	590
Long term savings sector:
Net income	$765	$477	$459
Stockholders' equity	2,342	1,980	1,786
Total net assets	13,036	11,380	9,554
Auxiliary credit organizations sector:
Net income	$182	$117	$101
Stockholders' equity	814	633	629
Total portfolio	6,605	5,364	4,789
Past-due portfolio	66	39	49
Allowance for loan losses	93	61	37
Total net assets	7,368	5,955	5,894

        The current loan portfolio, grouped by economic sector and geographical location, is as follows:

	2005
	Geographical location in Mexico
Economic sector
	North	Center	West	South	Total
Agriculture	$1,582	$1,206	$523	$403	$3,714
Mining	42	13	8	18	81
Manufacturing	5,344	2,662	1,429	369	9,804
Construction	1,599	1,454	286	236	3,575
Public utilities	24	8	1	—	33
Commerce, restaurants and hotels	4,353	3,388	2,461	2,248	12,450
Transportation and communications	2,587	886	113	274	3,860
Financial services	6,280	4,497	605	1,412	12,794
Communal, social and personal services	1,524	4,721	462	599	7,306
Business, professional and civic groups	9	216	21	2	248
Public administration services	4,707	4,385	821	4,704	14,617
International organization services	2	—	1	—	3
Credit card					6,225
Consumer					9,303
Housing mortgage					23,783
Credits to FOBAPROA or IPAB, ADE, FOPYME and FINAPE					319
Consumer					(17)
Hedging swaps					(43)
Loans from Arrendadora Banorte					2,306
Loans from Factor Banorte					3,806
Loans from Pronegocio Banorte					324

Current loan portfolio					$114,491

	2004
	Geographical location in Mexico
Economic sector
	North	Center	West	South	Total
Agriculture	$1,085	$699	$456	$294	$2,534
Mining	49	72	9	4	134
Manufacturing	6,132	2,564	1,126	328	10,150
Construction	1,623	1,302	293	149	3,367
Public utilities	2	6	1	—	9
Commerce, restaurants and hotels	4,388	3,317	2,145	863	10,713
Transportation and communication	2,449	321	63	80	2,913
Financial services	4,496	5,132	489	208	10,325
Communal, social and personal services	1,238	1,381	354	283	3,256
Business, professional and civic groups	12	1	27	1	41
Public administration services	4,223	4,398	632	4,079	13,332
International organization services	2	—	—	—	2
Credit cards					3,865
Consumer					7,875
Housing mortgage					19,064
Credits to FOBAPROA or IPAB, ADE, FOPYME and FINAPE					12,933
Hedging swaps					(84)
Loans from Arrendadora Banorte					1,727
Loans from Factor Banorte					3,133

Current loan portfolio					$105,289

        The past-due loan portfolio, grouped by economic segment and geographical location, is summarized as follows:

	2005
	Geographical location in Mexico
	North	Center	West	South	Total
Economic sector
Agribusiness	$15	$34	$33	$1	$83
Mining	1	—	2	—	3
Manufacturing	47	66	61	7	181
Construction	6	33	2	1	42
Commerce, restaurants and hotels	54	67	62	10	193
Transportation and communication	1	18	1	3	23
Financial services	6	1	5	—	12
Communal, social and personal services	9	31	4	4	48
Business groups	1	—	—	—	1
Credit card					213
Consumer					199
Housing mortgage loans					767
Other					5
Loans from Arrendadora Banorte					32
Loans from Factor Banorte					33
Loans from Pronegocio Banorte					15

Total past-due portfolio					$1,850

	2004
	Geographical location in Mexico
	North	Center	West	South	Total
Economic sector
Agribusiness	$47	$9	$26	$1	$83
Mining	1	—	—	—	1
Manufacturing	65	60	50	4	179
Construction	26	6	3	2	37
Commerce, restaurants and hotels	81	46	94	13	234
Transportation and communications	7	10	3	—	20
Financial services	6	—	—	—	6
Communal, social and personal services	19	13	4	4	40
Business groups	—	5	—	—	5
Public administration services	9	—	—	—	9
International organization services	1	—	—	—	1
Other past-due debts					8
Credit card					170
Consumer					179
Housing mortgage loans					844
Loans from Arrendadora					17
Loans from Factor					26

Past-due loan portfolio					$1,857

        Deposit accounts grouped by product and geographical location are as follows:

	2005
	Geographical location in Mexico
Product	Monterrey	Mexico City	West	Northwest	Southeast	Treasury and other	Total
Checking accounts earning no interest	$7,058	$9,455	$3,828	$3,712	$3,873	$70	$27,996
Checking accounts earning interest	5,805	13,428	3,686	4,374	4,767	75	32,135
Savings	1	1	—	—	—	—	2
Current account pesos and preestablished	1,669	2,750	1,023	1,564	1,427	46	8,479
Non interest bearing demand deposits, USD	85	197	65	346	114	—	807
Interest bearing demand deposits, USD	1,491	1,787	468	2,080	214	(1)	6,039
Over the counter promissory notes	6,260	13,592	4,664	3,995	4,781	171	33,463
Time deposits, US dollars	1,631	2,194	1,452	763	607	13	6,660
Money desk customers	3,602	5,004	2,905	1,147	1,200	—	13,858
Financial intermediary	—	—	—	—	—	6,235	6,235
FOBAPROA checking, earning interest	598	—	—	—	—	1,171	1,769
Hedging swaps	—	—	—	—	—	(5)	(5)

Total deposits	$28,200	$48,408	$18,091	$17,981	$16,983	$7,775	$137,438

	2004
	Geographical location in Mexico
Product	Monterrey	Mexico City	West	Northwest	Southeast	Treasury and other	Total
Checking accounts earning no interest	$7,631	$8,329	$4,564	$3,174	$1,245	$(22)	$24,921
Checking accounts earning interest	2,190	9,968	3,837	2,538	1,685	(1)	20,217
Savings	1	1	1	—	—	—	3
Current account pesos and preestablished	3,533	4,912	2,442	2,403	866	156	14,312
Non interest bearing demand deposits, USD	113	98	130	228	12	—	581
Interest bearing demand deposits, USD	1,748	2,011	663	2,269	66	1	6,758
Over the counter promissory notes	5,568	12,139	5,574	3,490	2,426	—	29,197
Time deposits, US dollars	2,397	2,267	1,741	842	245	14	7,506
Money desk customers	4,537	4,430	3,996	1,183	798	—	14,944
Financial intermediary	—	—	—	—	—	12,343	12,343
FOBAPROA checking, earning interest	257	—	—	—	—	1,095	1,352
Hedging swaps	—	—	—	—	—	(1)	(1)

Total deposits	$27,975	$44,155	$22,948	$16,127	$7,343	$13,585	$132,133

27.    Tax environment

        The Financial Group and its subsidiaries are subject to ISR and IMPAC. ISR is calculated by considering certain effects of inflation as taxable or deductible, such as depreciation calculated on values in constant pesos, and the effect of inflation on certain monetary assets and liabilities is accrued or deducted through the annual adjustment for inflation.

        The corporate tax rate is 30%, and based on amendments to the tax regulations approved by the Federal Congress enacted in 2005, the rate will decrease to 29% in 2006 and to 28% for 2007 and thereafter.

        Furthermore, IMPAC is incurred at the rate of 1.8% on the average net amount of assets not subject to brokerage (at restated values) and of certain liabilities, and is paid only on the amount by which it exceeds ISR for the year. Any payment made can be recovered against the amount by which ISR exceeds IMPAC over the next 10 fiscal years. For the year 2005, the Financial Group incurred ISR.

        Accounting-tax reconciliation—The principal items affecting the determination of the tax result of the Financial Group and its subsidiaries were the annual adjustment for inflation, the deduction of the allowance for loan losses, without exceeding 2.5% of the average loan portfolio, the deduction of the reserve for shared losses with IPAB and the valuation of financial instruments.

        Tax loss carryforwards and recoverable IMPAC—The Financial Group utilized tax loss carryforwards during the year, recording a deferred tax benefit of $801.

        Employee statutory profit sharing— The Financial Group and its subsidiaries determine employee statutory profit sharing based on the treatment established in the guidelines set forth by the Mexican Constitution.

28.    Stockholders' equity

        At the Stockholders' Ordinary General Meetings held on April 28 and October 6, 2005, the following resolutions were adopted, among others:

  a.
  To transfer the net income for the year ended 2004 of $2,697 ($2,621 at nominal value) to retained earnings from prior years, and increase the legal reserve by $134 ($131 at nominal value) equivalent to 5% of net income for the year.

  b.
  Declare cash dividends of $637 ($631 at nominal value).

  c.
  Increase common stock by $5,332 ($5,298 at nominal value) by capitalizing results from prior years.

        As a result of the above resolutions, the Financial Group's common stock as of December 31, 2005 and 2004 is comprised as follows:

        Number of shares at par value of $3.50

	2005			2004
	Common stock	Shares issued (not subscribed)	Paid-in capital	Common stock	Shares issued (not subscribed)	Paid-in capital
Series "O"	2,018,554,148	—	2,018,554,148	504,586,887	—	504,586,887

	2003
	Common stock	Shares issued (not subscribed)	Paid-in capital
Series "O"	504,551,887	—	504,551,887

        Historical amounts

	2005			2004
	Common stock	Shares issued (not subscribed)	Paid-in capital	Common stock	Shares issued (not subscribed)	Paid-in capital
Series "O"	$7,065	—	$7,065	$1,766	—	$1,766
Restatement to pesos of December 31, 2005			4,052			4,018

			$11,117			$5,784

	2003
	Common stock	Shares issued (not subscribed)	Paid-in capital
Series "O"	$1,766	—	$1,766
Restatement to pesos of December 31, 2005			4,018

			$5,784

        Restrictions on profits—Stockholders' equity, except restated paid-in capital and tax retained earnings, will be subject to a tax payable by the Financial Group at the rate in effect when the dividend is distributed. Any tax paid on such distribution may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

        The Financial Group's net profit is subject to the requirement that at least 5% of net income of each year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value. The legal reserve may not be distributed to the stockholders during the life of the Financial Group, except in the form of a stock dividend.

        Capital reserves—In accordance with official letter No. 601-II-77797 dated October 16, 2000, in which the Commission authorized Banorte, on a one-time basis and as an exception, to affect capital reserves and establish the allowance for loan losses determined to cover contingencies for loss sharing and the "Incentive arrangement" related to the "Arrangement for sharing loan portfolio flows with FOBAPROA". In accordance with the creation of such reserves, deferred taxes were recorded directly in the "Capital reserves" account in stockholders' equity.

        Pursuant to the expiration of the trust contract number 1989-0, during November 2005 Banorte canceled part of the respective loss sharing reserve, recognizing the cancellation of deferred taxes which it had created in the "Capital reserves" account, in the amount of $178.

        Capitalization ratio—The capitalization rules for financial institutions establish requirements for specific levels of net capital, as a percentage of assets subject to both market and credit risk; however, in order to calculate net capital, deferred taxes will represent a maximum of 20% of basic capital.

        The capitalization ratios of Banorte and Bancen as of December 31, 2005 were 15.01% and 24.41% of total risk (market and credit), respectively, and 18.7% and 103.43% of credit risk, respectively, which in both cases exceed the current regulatory requirements.

        The amount of net capital, divided by basic and complementary capital, is detailed below:

  Net capital:

	(1)Banorte	Bancen
Basic capital:
Stockholders' equity	$14,537	$4,233
Deduction of investments in shares of finance entities	77	447
Deduction of investments in shares of nonfinance entities	643	—
Deduction of deferred taxes	455	116
Preoperating expenses, other intangibles	667	—

Basic capital without deferred tax assets	12,695	3,670
Deferred assets	455	116
Subordinated debentures	1,198	—

Subtotal basic capital	14,348	3,786
Complementary capital:
Capitalization instruments	3,251	—
Allowance for loan losses	570	18

Subtotal complementary capital	3,821	18
Net capital	$18,169	$3,804

        Assets subject to risk are detailed below:

  Assets subject to market risk—

  Banorte—

	Positions weighted by risk	Capital requirement
Transactions in Mexican pesos, with nominal interest rates	$1,187	$14,835
Transactions in UDIs or Mexican pesos, with real interest rates	21	265
Transactions in foreign currency or indexed to foreign exchange rates with interest rates	411	5,138
Transactions in UDIs or Mexican pesos with yields referenced to the National Consumer Price Index	—	1
Transactions in foreign currency or indexed to foreign exchange rates	59	743
Transactions with shares or with yields referenced to the price of a share, group of shares or share index	8	95

	$1,686	$21,077

  Bancen—

	Positions weighted by risk	Capital requirement
Transactions in Mexican pesos with nominal interest rates	$928	$11,596
Transactions in UDIs or Mexican pesos with real interest rates	15	188
Transactions in foreign currency or indexed to foreign exchange rates with interest rates	—	5
Transactions in UDIs or Mexican pesos with yields referenced to the National Consumer Price Index	—	1
Transactions in foreign currency or indexed to foreign exchange rates	3	40
Transactions with shares or with yields referenced to the price of a share, group of shares or share index	6	76

	$952	$11,906

  Assets subject to credit risk—

  Banorte—

	Assets weighted by risk	Capital requirement
Group II (weighted at 20%)	$731	$9,132
Group III (weighted at 100%)	6,877	85,966
Other	391	4,883

	$7,999	$99,981

  Bancen—

	Assets weighted by risk	Capital requirement
Group II (weighted at 20%)	$55	$690
Group III (weighted at 100%)	239	2,988
Other	—	—

	$294	$3,678

29.    Foreign currency position

        As of December 31, 2005 and 2004, the Financial Group holds certain assets and liabilities in foreign currency, mainly US dollars, converted at the exchange rate issued by Banco de México of $10.6344 and $11.1495 per US $1.00, respectively, as shown below:

	Thousands of US dollars
	2005	2004
Assets	1,727,135	1,729,882
Liabilities	1,679,789	1,694,385

Net asset position in US dollars	47,346	35,497

Net asset position in Mexican pesos	$503	$396

30.    Position in UDIs

        As of December 31, 2005 and 2004, the Financial Group holds certain assets and liabilities denominated in UDIs, converted to Mexican pesos based on the current equivalency of $3.637532 and $3.534716, per UDI, respectively, as shown below:

	Thousands of UDIs
	2005	2004
Assets	176,722	124,455
Liabilities	94,541	96,474

Net asset position in UDIs	82,181	27,981

Net asset position in Mexican pesos	$299	$99

31.    Net income per share

        Net income per share is the result of dividing net income by the weighted average number of shares outstanding during the year of the Financial Group.

        Below is a summary of the results prior to December 31, 2005 and 2004:

	2005			2004	2003
	Income	Weighted average shares	Net income per share	Net income per share	Net income per share
Net earnings per share	$5,719	664,262,673	$8.6091	$5.1953	$4.7964

32.    Preventive and savings protection mechanism

        In December 1998, the Federal Congress approved a draft law establishing the gradual elimination of FOBAPROA as of January 1, 1999, and the creation of IPAB, which assumed the assets of FOBAPROA, and the obligations assumed by the latter as a result of the bank clean-up process.

        Pursuant to Temporary Article 5 of the Bank Savings Protection Law, on July 18, 1999 IPAB issued the general rules for implementation of the PCCC, which were applied to those institutions that elected to terminate the contracts executed with FOBAPROA and to subsequently execute contracts of the New Program with IPAB.

        As a result of the changes described above, the New Program Contract was executed with IPAB, which allow IPAB to perform the GEL Audits of all loans generating resources for IPAB.

        During 2005, 2004 and 2003, the amount of contributions to IPAB payable by the Financial Group for fees amounted to $601, $782 and $795, respectively.

33.    Risk management

        The information presented below is unaudited and might differ from its presentation with the financial statements.

Credit risk—

        Credit Risk is the risk that the customers will not comply with their payment obligations; therefore, adequate risk management is essential to maintain a high quality loan portfolio.

        The credit risk management objectives in Grupo Financiero Banorte (GFNorte) are as follows:

  •
  Improve the quality, diversification and composition of the loan portfolio to optimize the risk-return ratio.

  •
  Provide senior management with reliable and timely information to support decision-making in credit matters.

  •
  Provide the business departments with clear and sufficient tools to support credit placement and follow up.

  •
  Support the creation of economic value for shareholders by means of efficient credit risk management.

  •
  Define and constantly update the regulatory framework for credit risk management.

  •
  Comply with the credit risk management reporting requirements established by the relevant authorities.

  •
  Perform risk management in accordance with best practices; implementing models, methodologies, procedures and systems based on the latest international advances.

Individual credit risks—

        The Financial Group segments the loan portfolio into two large groups (the consumer and corporate portfolios).

        Individual credit risk for the consumer portfolio is identified, measured and controlled by means of a parametric system (scoring) which includes models for each of the consumer products: mortgage, automotive, payroll credit, personal and credit card.

        Individual risk for the corporate portfolio is identified, measured and controlled by means of the Target Markets, the Risk Acceptance Criteria and the Banorte Internal Risk Classification (CIR Banorte).

        The Target Markets and Risk Acceptance Criteria are tools which, together with the Internal Risk Classification, form part of the credit strategy of GFNorte and support the estimate of the credit risk level.

        The Target Markets are activities selected by region and economic activity—supported by economic studies and portfolio behavior analyses—in which Banorte wishes to place credits.

        The Risk Acceptance Criteria are parameters which describe the risks identified by industries, facilitating an estimate of the risk involved for GFNorte in granting a credit to a customer depending on the economic activity which it performs. The types of risks evaluated in the Risk Acceptance Criteria are the financial risk, operating risk, market risk, company lifecycle risk, legal and regulatory risk, credit history and quality of management.

        The CIR Banorte is in line with the "General Regulations applicable to the classification methodology for the loan portfolio of credit institutions" issued by the National Banking and Securities Commission on August 20, 2004. The CIR Banorte has been certified by the CNBV and by an international external auditor since 2001.

        The CIR Banorte is applied to a commercial portfolio equal to or exceeding an amount equivalent in Mexican pesos to 900,000 UDIs at the classification date.

Portfolio credit risk—

        GFNorte has designed a portfolio credit risk methodology which, while also including the best and most current international practices with regard to identification, measurement, control and follow up, has been adapted to function within the context of the Mexican financial system.

        The credit risk methodology identifies the exposure of all the loan portfolios of GFNorte (including those of Banco Mercantil de Norte and Banco del Centro), overseeing risk concentration levels based on risk classifications, geographical regions, economic activities, currencies and type of product, for the purpose of ascertaining the portfolio profile and taking actions to diversify it and maximize profit with the lowest possible risk.

        The calculation of loan exposure involves the generation of the cash flow from each of the loans, both in terms of principal and interest, for their subsequent discount. This exposure is sensitive to market changes, and facilitates the performance of calculations under different economic scenarios.

        Apart from considering loan exposure, the methodology takes into account the probability of default, the recovery level associated with each customer and the sorting of the borrowers based on the Merton model. The probability of default is the probability that a borrower will not comply with its debt obligation to GFNorte on the terms and conditions originally agreed. The probability of default is based on the transition matrixes which GFNorte calculates as of the migration of the borrowers to different risk classification levels. The recovery level is the percentage of the total exposure that is expected to be recovered if the borrower defaults on its obligations. The sorting of the borrowers based on the Merton model is intended to tie the future behavior of the borrower to credit and market factors on which, using statistical techniques, the borrower's "credit health" depends.

        The primary results obtained are the expected loss and unexpected loss over a one-year horizon. The expected loss is the median of the distribution of losses of the loan portfolio, which enables a measurement of the average loss expected in the following year due to noncompliance or variations in the credit status of the borrowers. The unexpected loss is an indicator of the loss expected under extreme circumstances, and is measured as the difference between the maximum loss based on the distribution of losses, at a specific confidence level, which in the case of GFNorte is 95%, and the expected loss.

        The results obtained are used as a tool for better decision-making in granting loans and portfolio diversification, in accordance with the global strategy of GFNorte. The individual risk identification tools and the portfolio credit risk methodology are reviewed and updated periodically to incorporate new techniques that can support or strengthen them.

        As of December 31, 2005, the total portfolio of the Financial Group's banks is $111,458. The expected loss represents 1.9% and the unexpected loss represents 4.0% of the total portfolio. The average of the expected loss was 2% during the period from October to December 2005.

        General rules for the diversification of risk in performing asset and liability transactions applicable to credit institutions:

        In March 2003, the CNBV issued the "General rules for risk diversification in performing asset and liability transactions applicable to credit institutions", which is of mandatory application as of 2003.

        These regulations require that banks perform an analysis of the borrowers and/or loans they hold to determine the amount of their "Common Risk". Also, banks must have the necessary documentation to support that a person or group of persons represents a common risk in accordance with the assumptions established under such Rules.

        Banks, in granting financing to a person or group of persons representing common risk, must adjust to the maximum financing level resulting from applying to basic capital a factor tied to the banks' capitalization level.

        Furthermore, in terms of securing public resources, the Financial Group's banks should diversify their risks, ensuring an adequate composition of liabilities based on the placement of the resources secured.

        In compliance with the risk diversification rules for asset and liability transactions, below is a summary of the information relative to Banco Mercantil del Norte (in millions of Mexican pesos):

Basic capital as of September 30, 2005	$13,747

I. Financing whose individual amount represents more than 10% of basic capital:

Credit transactions
— Number of financings	2
— Amount of financings taken as a whole $3,863
— % in relation to basic capital 28%
Money market transactions
— Number of financings	9
— Amount of financings taken as a whole	$18,059
— % in relation to basic capital	131%

II. Maximum amount of financing with the 3 largest debtors and common risk groups $8,812

Also, below is the respective information on Banco del Centro:
Basic capital as of September 30, 2005	$3,794

III. Financings whose individual amount represents more than 10% of basic capital:

Credit transactions
— Number of financings	0
— Amount of financings taken as a whole	$0
— % in relation to basic capital	0%
Money market transactions
— Number of financings	2
— Amount of financings taken as a whole	$1,104
— % in relation to basic capital	29%

Market risk—

  Value at Risk

        The exposure to market risk is determined through the calculation of the Value at Risk ("VaR"). The meaning of the VaR under this method is the potential one day loss which could be generated in the valuation of the portfolios at a given date. This methodology is used both for the calculation of market risk and for the establishment and control of internal limits.

        The banking sector and the Financial Group's securities subsidiary ("Casa de Bolsa") apply the nonparametric historical simulation method to calculate the VaR, considering for such purpose a 99% confidence level, using the 500 immediate historical scenarios, multiplying the result by a security factor that ensures the coverage of unforeseen volatilities in the primary risk factors affecting such portfolios, which is established based on the behavior of the principal risk factors.

        Such methodology is applied to all financial instrument portfolios within and beyond the scope, including money market and treasury transactions, capital, foreign exchange and derivatives held for trading and hedging purposes, which are exposed to variations in their value due to changes in the risk factors affecting their market valuation (domestic and foreign interest rates, exchange rates and indexes, among others).

        The average VaR of the portfolio for the October to December 2005 quarter is $333.

	4Q04	1Q05	2Q05	3Q05	4Q05
Total VaR *	250	273	298	372	333
Net capital**	18,108	19,150	20,331	21,763	22,411
VaR /Net capital	1.38%	1.43%	1.47%	1.71%	1.49%

*
Quarterly average

**
Sum of net capital at the close of the quarter for the banking sector and the global capital of Casa de Bolsa.

        Also, the average of the VaR for the risk factor of the portfolio of instrument described for the banking sector and Casa de Bolsa behaved as follows during the fourth quarter of 2005:

Risk factor	VaR
Domestic interest-rate	273
Foreign interest rate	233
Exchange rate	187
Capital	4
Foreign currency bond prices	162
Total VaR	332

        The VaR for each of the risk factors presented is determined by simulating 500 historical scenarios of the variables comprising each of such factors, maintaining constant the variables that affect the other risk factors shown. By the same token, the consolidated VaR for the Financial Group considers the correlations of all the risk factors influencing the valuation of the portfolios, for which reason the arithmetical sum of the VaR factor does not match.

Backtesting analysis

        To validate the effectiveness of the measurements of the calculation of the daily VaR as a measurement of market risk, the Backtesting analysis is updated each week. This analysis makes it possible to compare the estimated results through the VaR with the actual results generated.

Sensitivity analyses and tests under extreme conditions

        To improve analysis and obtain the impact of any movements in risk factors, sensitivity analyses and tests under extreme conditions are performed periodically. These analyses foresee potential situations in which the Financial Group might suffer extraordinary losses from the valuation of the financial instruments in which it holds positions.

Liquidity and balance sheet risk—

        In order to provide a measurement of liquidity risk in the banking sector and provide follow-up consistently, the banks support each other in the use of financial ratios, which include the Liquidity Ratio (Liquid Assets/Liquid Liabilities). Liquid assets include funds available, marketable securities and securities available for sale. By the same token, liquid liabilities include immediately due and payable deposits, immediately due and payable interbank loans and short-term loans.

        To quantify and follow up on the liquidity risk for its dollar portfolio, the banking sector uses the criteria established by Banco de México for the determination of the Liquidity Ratio, which facilitates an evaluation of the differences between the flows of assets and liabilities in different time periods, thus generating a healthier distribution of terms for these assets.

        Also, to prevent concentration risks in relation to payment terms and dates for each of the banks in the banking sector, gap analysis is performed to match the resources with the funding sources, which detects any concentration in a timely fashion. These analyses are performed separately by currency (Mexican pesos, foreign currency and UDIs).

        Furthermore, balance sheet simulation analyses are prepared for each of the banks in the banking sector, which provides either a systematic or dynamic evaluation of the future behavior of the balance sheet. The base scenario is used to prepare sensitivity analyses for movements in domestic, foreign and real interest rates. Also, tests are performed under extreme conditions to evaluate the result of extreme changes in interest, funding and exchange rates.

        As an evaluation measure of the effectiveness of the simulation model, the projections are periodically compared with real data. Using these tests, the assumptions and methodology used can be evaluated and, if necessary, adjusted.

Operating risk—

        As of January 2003, the banking sector of the Financial Group established a formal operating risk department denominated "Operating Risk Management Department" as part of its Risk Management Strategy. The department prepared an implementation master plan (2004-2007) in accordance with the requirements of the local regulator, and approved by the Risk Policies Committee (CPR). The plan generally covers the corporate management of operating risk, the recording of loss events and the calculation of the capital requirement for operating risk. The master plan consists of the following phases:

  a.
  Close coordination with the controllership, internal audit and the risk analysis areas,

  b.
  Identify the main sources of information,

  c.
  Creation of database,

  d.
  Determine the type of software for operating risk management and for calculation of the capital requirement for operating risk,

  e.
  Acquire and develop software

  f.
  Install the software and perform tests, and

  g.
  Generate reports through the management information system.

        As the cornerstone of operating risk management, and bearing in mind the Basle II Agreement, the Financial Group has begun to record events that result in a real or potential economic loss, in order to have the bases to be able to calculate the capital requirement.

        The Operating Risk department coordinates with the Internal Audit and Controllership departments in order to promote and provide support in the other two key areas, which are to ensure effective internal control to establish procedures for processes and their compliance, and permanent audit supervision. Coordination also takes place with the Business, Technology and Operations departments, which continually develop Operating Risk mitigation strategies.

Risk management model—

        The banks of the Financial Group have defined objectives, which are achieved through different plans, programs and projects. Compliance with such objectives may be adversely affected due to operating risks, for which reason a methodology must be in place to manage them within the organization. Consequently, operating risk management is now an institutional policy defined and supported by senior management.

        To perform Operating Risk Management, each of the operating risks involved in the processes must be identified in order to analyze them. In this regard, the risks identified are processed in order to eliminate or mitigate them (seeking to reduce their severity or frequency) by defining tolerance levels, as the case may be. Work is currently under way on the development of an Institutional Operating Risk Management Model, in which the first step is the recording of operating loss events.

Recording of events—

        Given the inherent nature of operating risk, an historical database must be in place containing the operating events experienced by the Institution in order to be able to determine the respective trends, frequency, impact and distribution.

        To record operating loss events, a system has been developed internally known as the "Operating Loss and Events Capture System" (SCERO). This system enables the central information supplier areas to directly record such events online, which are classified by type of event in accordance with the following categories (in line with those proposed by the Basle II Agreement):

Types of events	Description
Internal fraud	Actions intended to defraud, illegally seize ownership or evade the regulations, law or policies of the Financial Group involving at least one internal party.
External fraud	Actions taken by third parties intended to defraud, illegally seize ownership or evade the law.
Labor relations	Actions inconsistent with laws or employment, health or safety agreements, or which result in the payment of claims for damages to personnel or discrimination claims.
Practices with customers	Negligence or unintentional breaches which prevent compliance with professional obligations with customers or due to the nature or design of a product or service.
Damage to assets	Damage or loss to physical assets due to natural disasters or other events.
System failures	Interruption in business activities due to information systems failures.
Execution, delivery and processes	Failures in processing of transactions or in process management and in relations with counterparties and suppliers.

Technology risk—

        Technology risk forms an inherent part of operating risk, for which reason its management is performed throughout the entire organization. The Technology and Operations departments carry out the functions established by the Commission in terms of technology risk management related to the establishment of controls, the evaluation of weaknesses and potential contingency plans.

        To address the operating risk caused by high impact external events, the banks of the Financial Group are working on a project to improve their Business Continuity Plan (BCP) and Business Recovery Plan (BRP) based on a same-time data replication system at an alternate computer site. The project leader is the Controllership Executive Management, due to its association with processes, procedures and regulatory compliance. However, the areas of Technology and Operations, Business, and ARO Leadership are also significantly involved. Independently of the above, the services of an internationally recognized external supplier are also contracted to provide support for critical business systems, thus ensuring the continuity of operations in the event of a contingency or disaster.

Legal risk—

        As part of the Financial Group's Legal Risk Management, a detailed record is kept of legal, administrative and tax issues (positive or negative), which includes an estimate of contingencies by the attorneys handling the issues based on their knowledge of each case. This facilitates the creation of accounting provisions necessary to meet any estimated contingencies.

        The Legal Risk must be measured as an inherent part of Operating Risk in order to understand and estimate its impact. Therefore, those legal issues which result in real operating losses are recorded in the SCERO in accordance with a predetermined classification.

        Based on the statistics of the current legal issues and real loss events, the Financial Group can identify specific legal or operating risks, which are analyzed in order to eliminate or mitigate them in an attempt to reduce or limit their future occurrence or impact.

34.    Memorandum accounts

	2005	2004
Banks customers (current accounts)	$14	$8
Settlement of customer transactions	(125)	10
Customer valuables received in custody	118,902	109,872
Customer repurchase agreements	25,276	30,145
Customer call option transactions	157	0
Managed trusts	2,771	1,750

	$146,995	$141,785

Third-party guarantees granted	$27	$62
Other contingent obligations	1,137	8,447
Opening of irrevocable credits	2,170	2,361
Amounts committed in transactions with the IPAB	598	431
Deposits of assets	735	663
Financial Group securities delivered into custody	212	261
Financial Group government securities held in custody	372	47
Assets in trusts or under mandate	67,776	63,233
Managed assets in custody	83,348	78,808
Investment banking transactions on account of third parties (net)	89,945	82,985

	$246,320	$237,298

Securities to be received in repurchase agreements	$239,825	$149,818
Less: Repurchase agreements from creditors	(240,087)	(149,817)

	(262)	$1

Repurchase agreements from debtors	$71,091	$52,495
Less: securities to be delivered in repurchase agreements	(71,006)	(52,523)

	$85	$(28)

35.    Commitments

        As of December 31, 2005 and 2004, the Financial Group had the following contingent obligations and commitments:

        Through Banorte and Bancen, it has commitments for third-party guarantees granted, other contingent obligations and opening of credits totaling $3,334 ($10,869 in 2004), which are recorded in memorandum accounts. Also, through Casa de Bolsa it has entered into commitments through the execution of securities brokerage contracts.

36.    Contingencies

        There are lawsuits filed against the Financial Group in the regular course of its operations, which according to its attorneys, as of December 31, 2005 represent a potential adverse effect of $116 (mainly against its subsidiary Banorte), of which the Financial Group has recorded approximately 80%. The Financial Group expects to know the outcome of the potential adverse effects of the remaining portion during 2006.

        Furthermore, contingencies may arise due to differences in taxes derived from a potential review of the tax returns filed by the Financial Group and differences in the interpretation of legal provisions between the Financial Group and the tax authorities.

37.    Principal headings of the consolidated income statements

	2005	2004	2003
Interest income	$35,322	$26,121	$24,319
Interest on current loan portfolio	14,219	14,957	14,366
Commercial loans	5,973	4,040	3,475
Loans to finance entities	230	243	267
Consumer loans	2,813	2,206	1,502
Housing mortgage loans	2,847	2,002	1,467
Loans to government agencies	1,717	5,851	6,948
Credits to the IPAB or FOBAPROA	639	615	706
Interest collected on past-due loan portfolio	250	226	226
Past-due commercial loans	146	129	155
Past-due consumer loans	51	40	26
Past-due housing mortgage loans	49	55	42
Past-due loans to government agencies	4	2	2
Interest income and returns from investments in securities	15,595	5,741	6,452
Interest income and returns on repurchase agreements and securities loans	144	186	(221)
Interest income on funds available	2,523	1,462	1,254
Commissions receivable for credit operations (adjustment to yield)	564	570	830
Premiums receivable	1,506	2,354	956
Foreign exchange gains	22	12	4
Increase from restatement of interest income	499	613	451
Interest expense	21,928	15,836	14,927
Interest expense on immediately due and payable deposits	778	841	978
Interest expense on time deposits	4,077	5,770	5,894
Interest expense on bonds	—	—	56
Interest payable on interbank and other loans	1,585	1,722	1,864
Commissions payable on deposit transactions (adjustments to cost)	118	89	56
Interest on subordinated debentures	274	330	231
Interest and returns payable on repurchase transactions and securities loans	8	14	10
Premiums payable	14,787	6,525	5,467
Foreign exchange losses	6	184	94
Increase from restatement of interest expense	295	361	276
Monetary position result, net (financial margin)	(147)	(141)	60
Monetary position result from positions generating a financial margin (net)	(146)	(140)	59
Increase from restatement of monetary position result (financial margin)	(1)	(1)	1

Financial margin	13,247	10,144	9,452
	2005	2004	2003
Provision for loan losses	1,445	1,227	878
Financial margin adjusted for credit risks	11,802	8,917	8,574
Commissions and tariffs collected	6,629	6,100	5,386
Commissions and tariffs paid	1,498	994	884
Income from brokerage transactions	1,037	914	1,063
Income from revaluation to fair value and decreases from securities valued at cost	12	16	(25)
Income from purchase and sale of securities and derivative financial instruments	738	723	915

Income from purchase and sale of foreign exchange	270	152	153
Increase from restatement of result from brokerage	17	23	21

Total income (expenses) from operations	17,970	14,937	14,139
Administrative and promotional expenses	11,116	11,508	11,402

Income from operations	6,854	3,429	2,737
Other income	2,900	2,260	2,768
Other expenses	1,859	2,297	2,894

Income before income tax and employee profit-sharing (PTU)	7,895	3,392	2,611
Total current income tax and PTU	2,287	512	372
Current income tax	1,608	237	204
Current asset tax	0	32	41
Current PTU	652	235	124
Increase from restatement in current income tax and PTU	27	8	3
Total deferred income tax and PTU	(24)	223	(107)
Deferred income tax	(29)	221	(106)
Deferred income tax and PTU benefit	5	2	(1)

Income before equity in earnings of subsidiaries and associated companies	5,632	2,657	2,346
Equity in earnings of subsidiaries and associated companies	403	229	218
Income of the year of subsidiaries and associated companies	419	245	230
Dividends from permanent investments valued at cost	0	1	2
Amortization of goodwill	(16)	(16)	(14)
Income from restatement of equity in the results of subsidiaries and associated companies	0	(1)	0

Income before minority interest	6,035	2,886	2,564
Minority interest	(316)	(189)	(157)

Net income	$5,719	$2,697	$2,407

38.    Subsequent events

        On January 26, 2006, the Financial Group signed an agreement for a strategic alliance with the Inter National Bank (INB) as part of its plan to participate in the United States banking system and also serve the Mexicans located in that country. The Boards of Directors of both institutions unanimously approved the transaction.

        The Financial Group will acquire 70% of INB for US $259 million, which will be provided by the Financial Group's own resources, and will also have the option of purchasing the remaining 30% of capital. The management of INB will continue to operate the acquired bank in conjunction with the Financial Group, once the regulatory authorities in Mexico and the United States grant the respective authorizations. The transaction is expected to close during the fourth quarter of 2006.

        INB has total assets of US $1,090 million, deposits of US $940 million and a total loan portfolio of US $680 million. The bank has 14 branches, 11 in McAllen, Texas, and three more in El Paso, Texas, with a total of 278 employees, most of whom are bicultural and bilingual.

39.    Differences between Mexican Banking GAAP and U.S. GAAP

        The Financial Group's consolidated financial statements are prepared in accordance with the accounting practices as prescribed by the Mexican Banking GAAP, which differ in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). The Mexican Banking GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10, "Recognition of the Effects of Inflation in Financial Information", as amended, whereas financial statements prepared under U.S. GAAP are presented on a historical basis. Notwithstanding the prior comments, the following reconciliation to U.S. GAAP does not include the reversal of the adjustments required under Bulletin B-10, as permitted by the rules and regulations of the Securities and Exchange Commission (the SEC). The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. The principal differences, other than inflation accounting, between Mexican Banking GAAP and U.S. GAAP and the effect on consolidated net income and consolidated stockholders' equity are presented below, with an explanation of the adjustments.

(In millions of Mexican pesos of purchasing power of December 31, 2005)

Reconciliation of stockholders' equity:

	As of December 31,
	2005	2004
Stockholders' equity under Mexican Banking GAAP	Ps. 21,475		Ps. 16,846

U.S. GAAP adjustments:
Loan Loss Reserves (See A)	1,105		838
Loan Origination Fees and Costs (See B)	(361)		(292)
Purchased Loan Portfolio (See C)	(830)		(1,352)
Derivatives (See D)	(341)		(585)
Foreclosed Assets (See E)	228		358
Insurance and postretirement activities (See F)	1,565		1,372
Business Combinations (See G)	172		131
Severance and Pension Plans (See H)	(341)		(240)
Capitalized costs (See I)	(416)		(608)
Other Adjustments (See J)	(304)		(327)
Deferred Taxes (See K)	(1,597)		(987)

Total U.S. GAAP adjustments	(1,120)		(1,692)

Tax effect on U.S. GAAP adjustments	(71)		394
Minority Interest under Mexican Banking GAAP (See L)	(979)		(899)
Minority Interest attributable to U.S. GAAP Adjustments	(399)		(333)

Stockholders' equity under U.S. GAAP	Ps. 18,906	Ps.	14,316

(In millions of Mexican pesos of purchasing power of December 31, 2005)

Reconciliation of net income:

	For the year ended December 31,
	2005		2004
Net income under Mexican Banking GAAP	Ps.	5,719	Ps.	2,697
U.S. GAAP adjustments:
Loan Loss Reserves (See A)		268		(534)
Loan Origination Fees and Costs (See B)		(69)		(85)
Purchased Loan Portfolio (See C)		521		(97)
Derivatives (See D)		244		212
Foreclosed Assets (See E)		(130)		50
Insurance and postretirement activities (See F)		193		74
Business Combinations (See G)		40		10
Severance and Pension Plans (See H)		(100)		1
Capitalized costs (See I)		191		131
Other Adjustments (See J)		(69)		19
Deferred Taxes (See K)		(604)		(878)

Total U.S. GAAP adjustments		486		(1,097)

Tax effect on U.S. GAAP adjustments		(395)		168
Minority Interest attributable to U.S. GAAP Adjustments		(48)		47

Net income under U.S. GAAP	Ps.	5,762	Ps.	1,815

        A rollforward of the Financial Group's U.S. GAAP stockholders' equity balance is as follows:

(In millions of Mexican pesos of purchasing power of December 31, 2005)

	2005		2004
Balance at beginning of the year	Ps.	14,316	Ps.	13,482
Net income under U.S. GAAP		5,762		1,815
Dividends paid		(637)		(527)
(Repurchase) issuance of shares		(16)		5
Other comprehensive loss		(519)		(459)

Balance at the end of the year	Ps.	18,906	Ps.	14,316

  I. Explanation of reconciling items:

A)
Loan Loss Reserves

        Mexican Banking GAAP establishes rules for loan portfolio ratings and general methodologies for the rating and constitution of preventive allowances for loan losses for each type of loan and allows credit institutions to rate and develop preventive allowances based on internal methodologies, previously authorized by the Commission. In addition, Mexican banks are allowed to establish additional loan loss allowances in excess of those required by the Commission.

        The Financial Group assigns an individual risk category to each commercial loan based on the borrower's financial and operating risk level, its credit experience and the nature and value of the loans' collateral. A loan loss reserve is determined for each loan based on a prescribed range of reserves associated to each risk category. In the case of the consumer and mortgage loan portfolio, the risk rating procedure and the establishment of loan reserves considers the accounting periods reporting past-due, the probability of noncompliance, the severity of the loss in proportion to its amount and the nature of loan guarantees.

        The U.S. GAAP methodology for recognition of loan losses is provided by Statement of Financial Accounting Standard ("SFAS") No. 5, "Accounting for Contingencies" and SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", which establish that an estimated loss should be accrued when, based on information available prior to the issuance of the financial statements, it is probable that a loan has been impaired at the date of the financial statements and the amount of the loss can be reasonably estimated.

        For larger nonhomogeneous loans, the Financial Group assesses all individual loans with an outstanding balance greater than 900,000 UDI for impairment. Specific provisions are calculated when it is determined that it is probable that the bank will not recover the full contractual principal and interest on a loan (impaired loan). Under U.S. GAAP estimated losses on impaired loans, which are individually assessed, are required to be measured at the present value of expected future cash flows discounted at the loan's effective rate, the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent.

        To calculate the allowance required for smaller-balance impaired loans and unimpaired loans, historical loss ratios are determined by analyzing historical trends. These ratios are determined by loan type to obtain loss estimates for homogeneous groups of clients. Such historical ratios are updated to incorporate the most recent data reflective of current economic conditions, in conjunction with industry performance trends, geographic or obligor concentrations within each portfolio segment, and any other pertinent information, resulting in the estimation of the allowance for loan losses.

        Under Mexican Banking GAAP, loans may be charged-off when collection efforts have been exhausted or when they have been fully provisioned. On the other hand for U.S. GAAP, loans (or portions of particular loans) should be written-off in the period that they are deemed uncollectible.

        U.S. GAAP loan loss reserves are as follows:

(In millions of Mexican pesos of purchasing power of December 31, 2005)

Loan loss Reserves

	2005		2004
Loan loss reserves for FAS 114	Ps.	70	Ps.	107
Loan loss reserves for FAS 5		1,890		1,887

Total loan loss reserves U.S. GAAP		1,960		1,994
Loan loss reserves Mexican Banking GAAP		3,065		2,832

Stockholders' equity adjustment		1,105		838

Net income adjustment	Ps.	268	Ps.	(534)

  Rollforward of Loan loss Reserves:

	2005		2004
Beginning of the year	Ps.	1,994	Ps.	3,579
Write-offs net of recoveries		(1,094)		(2,802)
Charges		1,117		1,403
Restatement effect		(57)		(186)

Ending of the year		Ps. 1,960		Ps. 1,994

Ratios:

Loan loss reserves for FAS 114

	December 31,				Percentage
	2005		2004		2005	2004
Total Reserves	Ps.	70	Ps.	107
Total Balance of Impaired Loans	Ps.	244	Ps.	279	28.69%	38.38%
Total Balances of Outstanding Loans	Ps.	1,582	Ps.	2,057	4.42%	5.20%

Loan loss reserves for FAS 5

	December 31,				Percentage
	2005		2004		2005	2004
Total Reserves	Ps.	1,890	Ps.	1,887
Total Balance of Impaired Loans	Ps.	1,590	Ps.	1,569	118.87%	120.26%
Total Balances of Outstanding Loans	Ps.	114,759	Ps.	105,089	1.65%	1.80%

Government Sponsored Programs

        Mexican banks have participated in a number of debtor relief programs that began in 1995, which caused the Mexican banks to reduce their claims to the outstanding balances of loans meeting certain criterion in accordance with program guidelines. In connection with government sponsored restructurings, Mexican banks had the option of accounting for the full amounts of the loss on the date of the refinancing or deferring the loss and amortizing this loss on the statement of income in subsequent periods. For individual loan restructurings, the Financial Group generally charges off any difference in the carrying amount of the original loan and the restructured loan.

        For U.S. GAAP purposes, discounts available for clients as stated in these programs were written-off as the Financial Group estimated that would be the estimated reduction on the future cash flows.

B)
Loan Origination Fees and Costs

        Under Mexican Banking GAAP, loan origination fees are recognized on a cash basis and loan origination costs are expensed as incurred. Under U.S. GAAP, as required by SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases—an amendment of FASB Statements No. 13, 60, and 65 and a rescission of FASB Statement No. 17", loan origination fees are deferred and recognized over the life of the loan as an adjustment of yield (interest income). Likewise, direct loan origination costs defined in the following paragraph are deferred and recognized as a reduction in the yield of the loan. Loan origination fees and related direct loan origination costs for a given loan are offset and only the net amount is deferred and amortized.

        Direct loan origination costs of a completed loan include (a) incremental direct costs of loan origination incurred in transactions with independent third parties for that loan and (b) certain costs directly related to specified activities performed by the lender for that loan. Those activities include evaluating the prospective borrower's financial condition; evaluating and recording guarantees, collateral, and other security arrangements; negotiating loan terms; preparing and processing loan documents; and closing the transaction.

        Credit card fees and costs are recognized on a straight-line basis over the period the cardholder is entitled to use the card.

C)
Purchased Loan Portfolio

        As discussed below, prior to December 31, 2004 Mexican Banking GAAP had no specific rules covering the accounting treatment of loan portfolios purchases. As collections on the purchased loan portfolios are received, the Group recognized the amounts recovered as an investment income. In addition, the Group amortized the cost of the investment based on the percentage of amounts recovered to the acquisition cost of the portfolio acquired, as adjusted by financial projections. Unamortized amounts, if any, were written off when the collection process has ceased.

        As disclosed in Note 5, in 2005, the Financial Group adopted the U.S. GAAP standard SOP 03-3 for its Mexican Banking GAAP financial statements and applied it prospectively to all existing portfolios held. SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment (the amount paid to the seller plus any fees paid or less any fees received) in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. For U.S. GAAP purposes, in 2004 the Financial Group early adopted this SOP and began to apply its guidance for all portfolios purchased after December 31, 2003.

        Under U.S. GAAP, Accounting Practice Bulletin 6, "Amortization of Discounts on Certain Acquired Loans", addressed the accounting and reporting by purchasers of loans in fiscal years beginning on or before December 15, 2004. This accounting was utilized for all portfolios purchased prior to December 31, 2003. At the time of acquisition, the sum of the acquisition amount of the loan and the discount to be amortized should not exceed the undiscounted future cash collections that are both reasonably estimable and probable. If these criteria are not satisfied, the loan should be accounted for using the cost-recovery method.

        The purchased loan portfolios (generally consisting of troubled loans), purchased at a discount, would represent a purchase of a loan portfolio where it is not probable that the undiscounted future cash collections will be sufficient to recover the face amount of the loan and contractual interest. Consequently, under U.S. GAAP, at the time of acquisition, the sum of the acquisition amount of the loan and the discount to be amortized should not exceed the undiscounted future cash collections that are both reasonably estimable and probable. The discount on an acquired loan should be amortized over the period in which the payments are probable of collection only if the amounts and timing of collections, whether characterized as interest or principal, are reasonably estimable and the ultimate collectibility of the acquisition amount of the loan and the discount is probable. If these criteria are not satisfied, the loan should be accounted for using the cost-recovery method. Application of the cost-recovery method requires that any amounts received be applied first against the recorded amount of the loan; when that amount has been reduced to zero, any additional amounts received are recognized as income.

        Under Mexican Banking GAAP, origination costs and other fees are capitalized as part of the original investment, while for U.S. GAAP purposes those costs are expensed as incurred.

        The Financial Group's portfolio disclosures and U.S. GAAP methodology applied are disclosed in the following table:

(In millions of Mexican pesos of purchasing power of December 31, 2005)

	Stockholders' equity				Net income
	As of December 31,				For the year ended December 31,
Portfolio									Methodology applied under U.S. GAAP
	2005		2004		2005		2004
Bancrecer I	Ps.	(140)	Ps.	(133)	Ps.	(7)	Ps.	(7)	Cost recovery method
Santander		(111)		(389)		279		(87)	Cost recovery method
Meseta		(100)		(136)		36		33	Cost recovery method
Bancrecer II		(12)		(14)		2		7	Cost recovery method
Goldman S.		(332)		(357)		22		(86)	Cost recovery method
Cremi		(59)		(39)		(21)		(23)	Cost recovery method
Banorte Sólida		(222)		(227)		5		(86)	Cost recovery method
Bancrecer III		(17)		(3)		(14)		(6)	Cost recovery method
Banco Ind.		(18)		(38)		20		7	Cost recovery method
Bancomer I		(51)		(20)		(31)		(20)	Cost recovery method
Bancomer II		12		4		9		4	Interest Method
Banco Unión		67		34		33		34	Interest Method
Bital I		116		69		48		69	Interest Method
Serfin		37		(103)		140		64	Interest Method

	Ps.	(830)	Ps.	(1,352)	Ps.	521	Ps.	(97)
D)
Derivatives

        Under Mexican Banking GAAP, changes in the fair value of forward and futures contracts that qualify as hedges for accounting purposes are recorded if the underlying item being hedged is recorded at its fair market value. The initial discount or premium on forward and futures contracts is included in results of operations over the life of the contract, on a straight line basis. For swap contracts that qualify as hedges, the Financial Group recognizes an asset (cash flow receivable) and a liability (cash flow payable) which are recorded and valued on the same basis as the underlying item being hedged, and which are presented as a net figure on the balance sheet.

        Under U.S. GAAP, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" provides that:

  •
  Derivative financial instruments, although considered to be an effective hedge from an economic perspective that have not been designated as a hedge for accounting purposes are recognized in the balance sheet at fair value with changes in the fair value recognized in earnings concurrently with the change in fair value of the underlying assets and liabilities.

  •
  For all derivative instruments that qualify as fair value hedges for accounting purposes, of existing assets, liabilities or firm commitments, the change in fair value of the derivative should be accounted for in the statement of income, and be fully or partially offset in the statement of income by the change in fair value of the underlying hedged item; and

  •
  For all derivative contracts that qualify as hedges of future cash flows for accounting purposes, the change in the fair value of the derivative should be initially recorded in Other Comprehensive Income ("OCI") in stockholders' equity. Once the effects of the underlying hedged transaction are recognized in earnings, the corresponding amount in OCI is reclassified to the statement of income to offset the effect of the hedged transaction. All derivative instruments that qualify as hedges are subject to periodic effectiveness testing. Effectiveness is the derivative instrument's ability to generate offsetting changes in the fair value or cash flows of the underlying hedged item. The ineffective portion of the change in fair value for a hedged derivative is immediately recognized in earnings, regardless of whether the hedged derivative is designated as a cash flow or fair value hedge.

        Under Mexican Banking GAAP, the designation of a derivative instrument as a hedge of a net position ("macro hedging") is allowed. However, macro hedging is not permitted under U.S. GAAP.

        Under U.S. GAAP, certain implicit or explicit terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument, must be separated from the host contract and accounted for at fair value.

        Under U.S. GAAP, the Financial Group's derivative contracts are not accounted for as hedges for accounting purposes and are recognized in the balance sheet at fair value with changes in the fair value recognized in earnings concurrently with the change in fair value of the underlying assets and liabilities.

E)
Foreclosed Assets

        Under Mexican Banking GAAP, assets repossessed or received as payment in kind are recorded at the value at which they were judicially repossessed by order of the courts. If the book value of the loan to be foreclosed on the date of foreclosure is lower than the value of the repossessed asset as judicially determined, the value of the asset is adjusted to the book value of the loan. Foreclosed assets are subsequently valued on standard provisions depending on the nature of the foreclosed asset and the number of months outstanding.

        Under U.S. GAAP, as required by SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings", assets repossessed or received as payment in kind are reported at the time of foreclosure or physical possession at their fair value less estimated costs to sell. Subsequent impairment adjustments should be recognized if the fair value of these assets decreases below the value measured when repossessed or received, determined on an asset by asset basis. Those assets not eligible for being considered as 'available for sale', are depreciated based on their useful life and are subject to impairment tests.

F)
Insurance and postretirement activities

        According to the accounting practices prescribed by the Mexican National Insurance and Surety Commission (Mexican Insurance GAAP), commissions and costs at the origination of each policy are charged to income as incurred. In addition, for life insurance policies, any amount received from individuals is considered as premium income. However per U.S. GAAP standards, commissions and costs at origination are capitalized and amortized over the life of the policy using the effective interest method (Deferred Acquisition Costs). Furthermore, premiums received in excess for life insurance policies are recorded as premium income.

        Accumulated deferred acquisition costs (DAC) as of December 31, 2005 and 2004 under U.S. GAAP are as follows:

(In millions of Mexican pesos of purchasing power of December 31, 2005)

	December 31,
	2005	2004
Life	14	12
Property and Casualty	173	212
Health	10	9
Postretirement	691	645
Surety	53	27

Total Accumulated DAC	941	905

DAC—net amount charged to income statement	36	180

        For the years ended December 31, 2005 and 2004, the net income effect for the DAC amounted to Ps.36 and Ps.180, respectively.

        Under Mexican Insurance GAAP, certain reserves (disaster) are calculated using internal models previously approved by the Mexican Insurance and Surety Commission. Generally pension reserves are based on the present value of benefits to be paid together with fees suggested by the Commission. U.S. GAAP establishes the use of a fee that allows policy benefits to be covered through premiums collected for pension reserves. For disaster reserves under U.S. GAAP provisions are based on actuarial calculations for losses incurred using the experience of the Financial Group.

        We record a reserve for catastrophic events under Mexican GAAP as a liability which is not allowed by U.S. GAAP.

        (In millions of Mexican pesos of purchasing power of December 31, 2005)

Loss Reserves and Unearned Premiums:

	December 31,
	2005		2004
Life	Ps.	15	Ps.	9
Prevision life		0		1
Property and Casualty		119		(148)
Health		(13)		(24)
LAE		(52)		(36)
Postretirement		(232)		(213)
Surety		(60)		(29)
Pensions		857		776

Total		634		336

Catastrophic reserve:
Property and Casualty		125		108
Surety		62		46

		187		154

Reinsurance activities		(197)		(23)

Total Reserves	Ps.	624	Ps.	467

Summary:

	December 31,
	2005		2004
DAC	Ps.	941	Ps.	905
Loan reserves and unearned premiums		624		467

Total adjustments	Ps.	1,565	Ps.	1,372

G)
Business Combinations

        Through December 31, 2004, under Mexican Banking GAAP the excess of the purchase price over the adjusted book value of net assets acquired was recorded as goodwill (negative goodwill if book value exceeded the purchase price). As discussed in Note 4, upon the adoption of Bulletin B-7, which conforms to similar accounting practices established by U.S. GAAP, requires the excess purchase price over the book value of assets and liabilities acquired to be ascribed to the fair value of separately identifiable assets and liabilities acquired.

        Under U.S. GAAP, SFAS No. 141, "Business Combinations", requires the excess purchase price over the book value of assets and liabilities acquired to be ascribed to the fair value of separately identifiable assets and liabilities acquired. Retail depositor relationships associated with an acquisition of a financial institution by a bank, termed the core deposit intangible, are identified and valued separately. In addition, any negative goodwill is first allocated to reduce long-lived assets acquired and if any negative goodwill remains, then that amount is recognized as an extraordinary gain.

H)
Employee Retirement Obligations

        Under Mexican Banking GAAP, as described in Note 5, effective January 1, 2005 revised Bulletin D-3 requires the recognition of a severance indemnity liability calculated based on actuarial computations. Similar recognition criteria under U.S. GAAP are established in SFAS No. 112, "Employers' Accounting for Postemployment Benefits", which requires that a liability for certain termination benefits provided under an ongoing benefit arrangement such as these statutorily mandated severance indemnities, be recognized when the likelihood of future settlement is probable and the liability can be reasonably estimated. Mexican GAAP allows for the Financial Group to amortize the transition obligation related to the adoption of revised Bulletin D-3 over the expected service life of the employees. However, U.S. GAAP required the Financial Group to recognize such effect upon initial adoption, which results in a difference in the amount recorded under the two accounting principles.

        Under Mexican Banking GAAP, pension and seniority premium obligations are determined in accordance with Bulletin D-3. For U.S. GAAP, such costs are accounted for in accordance with SFAS No. 87, "Employers' Accounting for Pensions", whereby the liability is measured, similar to Mexican Banking GAAP, using the projected unit credit method at net discount rates. SFAS No. 87 became effective on January 1, 1989 whereas Bulletin D-3 became effective on January 1, 1993. Therefore, a difference between Mexican Banking GAAP and U.S. GAAP exists due to the accounting for the transition obligation at different implementation dates.

        Postretirement benefits are accounted for under U.S. GAAP in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", which applies to all post-retirement benefits, such as life insurance provided outside a pension plan or other postretirement health care and welfare benefits expected to be provided by an employer to current and former employees. The cost of postretirement benefits is recognized over the employees' service periods and actuarial assumptions are used to project the cost of health care benefits and the present value of those benefits. For Mexican Banking GAAP purposes as required by Bulletin D-3, the Financial Group accounts for such benefits in a manner similar to U.S. GAAP. SFAS No. 106 became effective on January 1, 2003 whereas Bulletin D-3 became effective on January 1, 1993. Therefore, a difference between Mexican Banking GAAP and U.S. GAAP exists due to the accounting for the transition obligation at different implementation dates.

I)
Capitalized Costs

        Under Mexican Banking GAAP, prior to Bulletin C-8, "Intangible Assets", all expenses incurred while a Financial Group or a project is in the pre-operating or development stages are capitalized. Upon adoption of Bulletin C-8, research costs and pre-operating costs should be expensed as a period cost, unless they can be classified as development costs to be amortized on a straight-line basis after operations commence for a period not exceeding 20 years. Under U.S. GAAP, in accordance with SFAS No. 2, "Accounting for Research and Development Costs," and SOP 98-5, "Reporting on the Costs of Start-Up Activities", such research and pre-operating expenses are expensed as incurred.

        Under Mexican Banking GAAP, the Financial Group has capitalized certain significant costs related to implementation projects. For U.S. GAAP purposes, the Financial Group follows the guidance established by SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". This standard establishes that computer software costs incurred in the preliminary project stage should be expensed as incurred. Once the capitalization criteria of the SOP have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software; payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project (to the extent of the time spent directly on the project); and interest costs incurred when developing computer software for internal use should be capitalized. Generally, training costs and data conversion costs should be expensed as incurred. As the U.S. GAAP standard is more stringent, the reconciling item represents an adjustment for items that have been capitalized for Mexican Banking GAAP purposes that do not qualify for capitalization under U.S. GAAP.

J)
Other adjustments include the following:

	Stockholders' equity		Net income
	As of December 31,		For the year ended December 31,
	2005	2004	2005	2004
Non-accrual Loans	(69)	(79)	10	(49)
Guarantees	(11)	(3)	(7)	(2)
Securitizations	(2)	0	(2)	0
Repurchase Agreements	(45)	(24)	(21)	(7)
Investment Valuation	(127)	(116)	(54)	(19)
Equity Method Investees	(50)	(105)	5	96
	(304)	(327)	(69)	19

        These other adjustments are related to the following differences between Mexican Banking GAAP and U.S. GAAP:

1)
Under Mexican Banking GAAP, the recognition of interest income is suspended when certain of the Financial Group's loans become past due for based on periods established by the Commission.

  Under U.S. GAAP, the accrual of interest is generally discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. As a general practice, this occurs when loans are 90 days or more overdue. Any accrued but uncollected interest is reversed against interest income at that time.

2)
For U.S. GAAP purposes, guarantees are accounted for under FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB interpretation No. 34", which requires that an entity recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. For Mexican Banking GAAP purposes, the Financial Group does not record the fair value of such guarantees in its consolidated financial statements.

3)
IPAB Notes Securization

        As disclosed in Note 12, on December 22, 2004 the Financial Group securitized a group of IPAB-Bancrecer notes for a total amount of Ps.45,940. Only Ps.1,553 million of the Securitization Certificates were sold to third party investors and the remainder of the Securitization Certificates were retained by the Financial Group.

        Immediately subsequent to the sale, the Financial Group entered into repurchase agreements of Securitization Certificates with qualified institutional investors. Under these agreements, Securitization Certificates are sold and repurchased in a short period of time (less than 30 days) and renewed at maturity.

        As of December 31, 2004 the amount of Securitization Certificates sold under repurchase agreements amounted to Ps. 44,297. The Ps. 90 remaining of the Securitization Certificates received was recorded as securities.

        Under Mexican Banking GAAP the Financial Group based on instructions from the Commission in their letter DGSIF "A"-601-II-52006 dated on February 11, 2005, recorded these transactions as a sale and repurchase agreement.

        For U.S. GAAP purposes, neither the securitization nor the repurchase agreement would allow for sale accounting under SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities", and therefore, both transactions have been reversed in the reconciliation. As the securitized loans were entered into with the Mexican Government, the reversal of these transactions did not have a significant effect on the Financial Group's consolidated financial position.

        The amount outstanding as of December 31, 2005 and May 31, 2006 amounted to Ps.24,504 and Ps.11,269, respectively.

        All income earned on the Securitization Certificates is credited to the purchaser's account.

4)
Repurchase and resale agreements represent the temporary purchase or sale of certain financial instruments in exchange for a specified premium to be paid or received and with the obligation to resell or repurchase the underlying securities. Under Mexican Banking GAAP, repurchase and reverse repurchase agreements are recorded as sales and purchases of securities, respectively. A net asset or liability is recorded at the fair value of the forward commitment to repurchase or resell the securities, respectively. Under U.S. GAAP, repurchase and reverse repurchase agreements are transfer transactions subject to specific provisions and conditions that must be met in order for a transaction to qualify as a sale rather than a secured borrowing, In most cases, banks in the US enter into repurchase and reverse repurchase transactions that qualify as secured borrowings. Accordingly, the Financial Group's assets subject to a repurchase agreement would not be derecognized.

5)
The investment valuation adjustment is related to a difference in the income recognition for available-for-sale and held-to-maturity securities. For U.S. GAAP purposes, as required by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", such securities are accounted for at amortized cost. Under Mexican Banking GAAP, the Financial Group recognizes income based on the straight line method.

6)
Under Mexican Banking GAAP, investments in associated companies in which the Financial Group has more than a 10% ownership, are accounted for by the equity method. For U.S. GAAP purposes, investments in associated companies in which the Financial Group has a 20 to 50% ownership, but not a controlling interest, are accounted for by the equity method. Investments in which the Financial Group has less than a 20% ownership are generally accounted for under the cost method.

K)
Deferred Taxes

        Under Mexican Banking GAAP as required by Bulletin D-4, "Accounting for Income Tax, Tax on Assets and Employee Statutory Profit Sharing," income tax and employee statutory profit sharing (PTU) are charged to results as they are incurred and the Financial Group recognizes deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. Deferred tax assets are recognized only when it is highly probable that sufficient future taxable income will be generated to recover such deferred tax assets.

        PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

        Under U.S. GAAP, as required by SFAS No. 109, "Accounting for Income Taxes", the Financial Group recognizes deferred income tax and PTU assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax or PTU bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. Deferred income tax assets are reduced by any benefits that, in the opinion of management, more likely than not will not be realized.

        U.S. GAAP differences as described above, to the extent taxable are reflected in the U.S. GAAP deferred tax balances.

L)
Minority Interest

        Under Mexican Banking GAAP, minority interest in consolidated subsidiaries is presented as a separate component within the stockholders' equity section of the consolidated balance sheet. For U.S. GAAP purposes, minority interest is not included in stockholders' equity and is presented below total liabilities and above the stockholder' equity section of the balance sheet.

II. Significant disclosures

A)
Consolidation

        Under Mexican Banking GAAP, the Financial Group's consolidated financial statements include all of its subsidiaries within the financial sector, as well as those providing complementary services, and exclude those that are not contained in the financial sector. The determination of which companies are deemed to be within the financial sector is not based solely on the application of a conceptual framework. The Mexican Ministry of Finance and Public Credit has the right to determine if a Financial Group is or is not within the financial sector, and therefore is required to be consolidated. Companies that may seem to fall within the financial sector based on their operations may not be consolidated due to decisions of the Mexican Ministry of Finance and Public Credit.

        Under U.S. GAAP, the basic rule is that when a Financial Group has a controlling financial interest (either through a majority voting interest or through the existence of other control factors) in an entity, such entity's financial statements should be consolidated, irrespective of whether the activities of the subsidiary are nonhomogeneous with those of the parent.

        No adjustment has been identified by the Financial Group as it relates to the difference in consolidation criteria between Mexican Banking GAAP and U.S. GAAP.

III. Additional Disclosures

(1)
A) Earnings per common share ("EPS") in accordance with U.S. GAAP

        In accordance with U.S. GAAP, EPS is based on the provisions of SFAS No. 128, "Earnings Per Share", and is calculated using the weighted-average number of common shares outstanding during each period. The Financial Group has no potentially dilutive securities. Basic earnings per share are based upon, 664,262,673 and 504,526,919 weighted-average shares outstanding for 2005 and 2004, respectively. Net income per common share computed in accordance with U.S. GAAP is presented below:

	Year ended December 31,
	2005	2004
Basic and diluted earnings per share	Ps.8.67	Ps.3.60
B)
Cash Flow Information

        Mexican GAAP Bulletin B-12, "Statement of Changes in Financial Position," establishes presentation requirements related to the statement of changes in financial position. This statement presents the sources and uses of funds during the period measured as the differences, in constant pesos, between the beginning and ending balances of balance sheet items adjusted by the excess (shortfall) in restatement of capital. As required by Bulletin B-12, the monetary effect and the effect of changes in exchange rates are considered cash items in the determination of resources generated from operations due to the fact they affect the purchasing power of the entity.

        The following price-level adjusted consolidated statement of cash flows presented for the years ended December 31, 2005 and 2004, includes the impact of U.S. GAAP adjustments in conformity with recommendations established by the American Institute of Certified Public Accountants SEC Regulations Committees' International Practice Task Force.

H.
Consolidated Statements of Cash Flows
For the years ended December 31, 2005 and 2004
(In millions of Mexican pesos of purchasing power of December 31, 2005)

	2005		2004
Cash flows from operating activities:
Net income under U.S. GAAP	Ps.	5,762	Ps.	1,815
Unrealized investment income		142		124
Allowance for loan losses		1,703		714
Depreciation and amortization		1,133		1,246
Deferred income taxes and employee profit sharing		(755)		(234)
Provision for miscellaneous obligations		1,865		210
Minority interest		538		306
Equity in (losses) earnings of subsidiaries and associated companies		(86)		118
Allowance for doubtful accounts		20		31
Periodic pension cost		132		116
Loss on sale of property		(105)		(75)
(Loss) gain on sale of foreclosed assets		(95)		83
Gain on sale of trading securities		470		913
Gain on sale of available for sale securities		316		—
Amortization of purchased portfolios		397		310
Loss from monetary position		(611)		(801)
Insurance and postretirement reserves		104		42
Amortization of debt issuance fees and costs		(66)		(82)
Income recognition of purchased portfolios		501		(93)
Other		3		(32)
Changes in operating assets and liabilities:
Trading securities		1,678		(1,448)
Trading derivative financial instruments		(23)		(8)
Deferred income taxes and employee profit sharing		332		185
(Decrease) increase in settlement accounts payable		(262)		877
Decrease in settlement accounts receivable		146		317
Decrease (increase) in other accounts receivable		12		(489)
Increase (decrease) in other accounts payable		1,762		(961)
Decrease (increase) in deferred charges		57		(340)
Decrease in deferred credits		(167)		(62)

Net cash generated by operating activities		14,903		2,782

	2005	2004
Cash flows from investing activities:
Proceeds from sale of property, furniture and equipment	165	100
Acquisitions of property, furniture and equipment	(255)	(687)
Investments in shares	(19)	(35)
Proceeds from sale of foreclosed assets	741	2,040
Treasury transactions held to maturity securities	(4,034)	254
Treasury transactions available for sale securities	(190)	(228)
(Issuance of) proceeds from loans	(8,045)	61,657
Purchased credit portfolios	(1,999)	(1,120)
Repurchase agreements—purchases	1,445	165

Net cash (used in) generated by investing activities	(12,191)	62,146

Cash flows from financing activities:
(Repayments of) proceeds from subordinated liabilities	(321)	1,529
(Repurchase) issuance of shares	(16)	5
Dividends paid	(637)	(272)
Deposits	1,649	(52,896)
Repayments of bank debt and other loans	(4,726)	(9,260)
Repurchase agreements—sales	(1,293)	(316)
Debt issue costs of subordinated liabilities	—	(20)

Net cash used in financing activities	(5,344)	(61,230)

Effect of inflation accounting	1,136	1,742
Net (decrease) increase in cash and cash equivalents	(1,496)	5,440
Cash and cash equivalents at beginning of year	40,714	33,514

Cash and cash equivalents at end of year	39,218	38,954

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes paid	382	276
Interest paid	10,984	10,963
Supplemental schedule of noncash investing activities:
Transfers from loans to foreclosed assets	(675)	(1,185)
Transfers from purchased credit portfolio to foreclosed assets	(214)	—
Transfers to foreclosed assets from loans and purchased credit portfolio	889	1,185

        Cash and cash equivalents—Cash and cash equivalents include all cash balances and highly liquid instruments purchased with an original maturity of three months or less. In addition, the Financial Group maintains a minimum capital requirement as required by the Commission, which is included as a cash equivalent.

        A. New Accounting Pronouncements

        SFAS No. 123(R), "Share-Based Payment", was issued in December 2004. This Statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement requires public companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award, which is the requisite service period (usually the vesting period). SFAS No. 123(R) applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS No. 123(R) will be effective for the Financial Group's fiscal year ending December 31, 2006. The Financial Group's management is in the process of determining the potential impact of adopting this Standard on its consolidated financial position and results of operations.

        FASB issued SFAS No. 151, "Inventory Costs an amendment of ARB No. 43, Chapter 4", issued in November 2004. This Statement amends the guidance in Accounting Research Bulletin, or ARB, No. 43. This Statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material and requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This guidance is effective for inventory costs incurred during the fiscal years beginning after June 15, 2005, with earlier application allowed for inventory costs incurred during fiscal years beginning after November 23, 2004. The Financial Group's management does not anticipate that the adoption of this Standard will have a material effect on its consolidated financial position or results of operation.

        SFAS No. 153, "Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29", was issued in December 2004. This Statement amends APB Opinion No. 29, "Accounting for Nonmonetary Transactions", to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance, considering that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Financial Group's management is in the process of determining the potential impact of adopting this Standard on its consolidated financial position and results of operations.

        SFAS No. 154, "Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3", was issued in May 2005. This Statement replaces APB Opinion No. 20, "Accounting Changes" and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements" and changes the requirements for the accounting for and reporting a change in accounting principle. This statement applies to all voluntary changes in accounting principle and also to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires "retrospective application" to prior periods' financial statements of changes in accounting principle instead of recognize voluntary changes in accounting principle by including in net income of the period the change of the cumulative effect refer to a new pronouncement. This guidance should be applied for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

        SFAS No.155 "Accounting for certain hybrid financial instruments-and amendment of FASB Statements No. 133 and 140" was issued on February 2006. This Statement amends FASB Statements No. 133, "Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Financial Group's management is in the process of determining the potential impact of adopting this Standard on its consolidated financial position and results of operations.

        SFAS No. 156 "Accounting for servicing of financial assets-an amendment of FASB Statement No.140" was issued on March 2006. This Statement amends FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This Statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. This Statement permits an entity to reclassify certain available-for-sale securities to trading securities, regardless of the restriction in paragraph 15 of Statement 115, provided that those available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value. This option is available only once, as of the beginning of the fiscal year in which the entity adopts this Statement. An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this Statement is the date an entity adopts the requirements of this Statement. An entity should apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after the effective date of this Statement. The Financial Group's management is in the process of determining the potential impact of adopting this Standard on its consolidated financial position and results of operations.

        EITF Issue No. 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", was issued on November 3, 2005. This FASB Staff Position (FSP) addresses the determination as to when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting consideration subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", and SFAS No. 124, "Accounting for Certain Investments Held by Not-for-Profit Organizations", and APB Opinion No.18, "The Equity method of accounting for Investments in Common Stock". The Financial Group's management is in the process of determining the potential impact of adopting this EITF on its consolidated financial position and results of operations.

        EITF Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty", was issued in September 2005. This guidance addresses the circumstances under which two or more inventory transactions with the same counterparty should be viewed as a single non-monetary transaction with the scope of APB Opinion 29. The Task Force reached a consensus that non-monetary exchange whereby an entity transfers finished goods inventory in exchange for the receipt of raw materials or work-in-progress inventory within the same line of business is not considered as an exchange transaction to facilitate sales customers as described in APB Opinion 29 paragraph 20(b) and therefore should be recognized by the entity at fair value if it is determinable within reasonable limits and the transaction has commercial substance. All other non-monetary exchanges of inventory within the same line of business should be recognized at the carrying amount of the inventory transferred. The Task Force agreed that this consensus should be applied to transactions completed in reporting periods beginning after March 2006. The Financial Group's management does not anticipate that the adoption of this EITF will have a material effect on its consolidated financial position or results of operations.

        EITF Issue No. 05-6, "Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination", was issued in June 2005. This guidance determines that leasehold improvements acquired in a business combination should be amortized over the shorter of the useful life of the assets or a term that includes required lease period and renewals that are deemed to be reasonably assured at the date of acquisition. The Task Force also agreed that leasehold improvements that are placed in service significantly after and not contemplated at or near beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvement are purchased. This consensus should be applied to leasehold improvements that are purchased or acquired in reporting periods beginning after June 29, 2005. The Financial Group's management does not anticipate that the adoption of this EITF will have a material effect on its consolidated financial position or results of operation.

        FSP FAS 13-1, "Accounting for Rental Costs Incurred during a Construction Period", was issued in October 2005. This guidance addressed that there is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period. Therefore rental costs associated with ground or building operating leases that are incurred during construction period shall be recognized as rental expense. This guidance shall be applied to the first reporting period beginning after December 15, 2005. The Financial Group's management does not anticipate that the adoption of this EITF will have a material effect on its consolidated financial position or results of operations.

QuickLinks

PRESENTATION OF FINANCIAL INFORMATION
MARKET SHARE AND OTHER INFORMATION
FORWARD LOOKING STATEMENTS
PART I
  ITEM 1. Identity of Directors, Senior Management and Advisors.
  ITEM 2. Offer Statistics and Expected Timetable.
  ITEM 3. Key Information.
SELECTED FINANCIAL DATA
RISK FACTORS
  ITEM 4. Information on the Company.
HISTORY AND DEVELOPMENT
ORGANIZATIONAL STRUCTURE
BUSINESS OVERVIEW
REGULATION
  ITEM 4A. Unresolved Staff Comments. Not applicable .
  ITEM 5. Operating and Financial Review and Prospects.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
RESULTS OF OPERATIONS
LIQUIDITY AND CAPITAL RESOURCES
RESEARCH AND DEVELOPMENT
TREND INFORMATION
OFF-BALANCE SHEET ARRANGEMENTS
CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS
U.S. GAAP RECONCILIATION
  ITEM 6. Directors, Senior Management and Employees.
MANAGEMENT STRUCTURE
COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT
EMPLOYEES
SHARE OWNERSHIP
CORPORATE GOVERNANCE PRACTICES
  ITEM 7. Major Shareholders And Related Party Transactions.
MAJOR SHAREHOLDERS
RELATED PARTY TRANSACTIONS
  ITEM 8. Financial Information.
LEGAL PROCEEDINGS
  ITEM 9. The Offer And Listing.
TRADING HISTORY
PRICE HISTORY
MEXICAN STOCK EXCHANGE
  ITEM 10. Additional Information.
BYLAWS
MATERIAL CONTRACTS
EXCHANGE CONTROLS
TAXATION
DOCUMENTS ON DISPLAY
  ITEM 11. Quantitative And Qualitative Disclosures About Market Risk.
INTEREST RATE RISKS
FOREIGN EXCHANGE RATE RISKS
COMMODITY PRICE RISKS
EQUITY PRICE RISKS
COUNTERPARTY RISKS
  ITEM 12. Description Of Securities Other Than Equity Securities.
PART II
  ITEM 13. Defaults, Dividend Arrearages And Delinquencies.
  ITEM 14. Material Modifications To The Rights Of Security Holders And Use Of Proceeds.
  ITEM 15. Controls and Procedures.
EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
CHANGES IN INTERNAL CONTROLS
  ITEM 16A. Financial Expert
  ITEM 16B. Code of Ethics
  ITEM 16C. Principal Accountant Fees and Services
  Audit and Non-Audit Fees
  ITEM 16D. Exemptions from the Listing Standards for Audit Committees
  ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Issuer Purchases of Equity Securities (for the fiscal year ended December 31, 2005)
PART III
  ITEM 17. Financial Statements.
  ITEM 18. Financial Statements.
  ITEM 19. Exhibits.
SIGNATURE
GRUMA, S.A. DE C.V. AND SUBSIDIARIES INDEX TO REPORTS OF INDEPENDENT REGISTERED PUBIC ACCOUNTING FIRMS AND CONSOLIDATED FINANCIAL STATEMENTS 2005, 2004 AND 2003
GRUPO FINANCIERO BANORTE, S.A. DE C.V. (1) INDEX TO REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS AND CONSOLIDATED FINANCIAL STATEMENTS 2005, 2004 and 2003
Report of Independent Registered Public Accounting Firm
GRUMA, S.A. DE C.V. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2005 (Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2005) (Notes 1 and 3)
GRUMA, S.A. DE C.V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2005, except share and per share amounts) (Notes 1 and 3)
GRUMA, S.A. DE C.V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2005) (Notes 1 and 3)
GRUMA, S.A. DE C.V. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2005, except where otherwise indicated)
Grupo Financiero Banorte, S.A. de C.V. and Subsidiaries

Grupo Financiero Banorte, S.A. de C.V. and Subsidiaries
B. Consolidated Balance Sheets As of December 31, 2005 and 2004 (In millions of Mexican pesos of purchasing power of December 31, 2005)
Grupo Financiero Banorte, S.A. de C.V. and Subsidiaries C. Consolidated Statements of Income For the years ended December 31, 2005, 2004 and 2003 (In millions of Mexican pesos of purchasing power of December 31, 2005)
Grupo Financiero Banorte, S.A. de C.V. and Subsidiaries
D. Consolidated Statements of Changes in Stockholders' Equity For the years ended December 31, 2005, 2004 and 2003 (In millions of Mexican pesos of purchasing power of December 31, 2005)
Grupo Financiero Banorte, S.A. de C.V. and Subsidiaries
E. Consolidated Statements of Changes in Stockholders' Equity For the years ended December 31, 2005, 2004 and 2003 (In millions of Mexican pesos of purchasing power of December 31, 2005)
Grupo Financiero Banorte, S.A. de C.V. and Subsidiaries F. Consolidated Statements of Changes in Financial Position For the years ended December 31, 2005, 2004 and 2003 (In millions of Mexican pesos of purchasing power of December 31, 2005)
Grupo Financiero Banorte, S.A. de C.V. and Subsidiaries
G. Notes to Consolidated Financial Statements For the years ended December 31, 2005 and 2004 (In millions of Mexican pesos of purchasing power of December 31, 2005, except per share amounts)