Form 20-F
period 2006-12-31
GRUMA SA DE CV
filed 2007-06-29
CIK 1053947

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from         to

OR

☐  SHELL COMPANY REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from               to

Commission File Number: 1-14852

GRUMA, S.A.B. de C.V.

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

482,549,952 Series B Common Shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐                   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐                   No ☒

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

PRESENTATION OF FINANCIAL INFORMATION

Gruma, S.A.B. de C.V. is a publicly held corporation (Sociedad Anónima Bursátil de Capital Variable) organized under the laws of the United Mexican States, or Mexico.

In this Annual Report on Form 20-F, references to “pesos” or “Ps.” are to Mexican pesos, and references to “U.S. dollars,” “U.S.$,” “dollars” or “$” are to United States dollars.  “We,” “our,” “us,” “our company,” “GRUMA” and similar expressions refer to Gruma, S.A.B. de C.V. and its consolidated subsidiaries, except when the reference is specifically to Gruma, S.A.B. de C.V. (parent company only) or the context otherwise requires.

This Annual Report contains our audited consolidated financial statements as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006.  The financial statements have been audited by PricewaterhouseCoopers, an independent registered public accounting firm.

We publish our financial statements in pesos and prepare our consolidated financial statements in accordance with the Normas de Información Financiera (Mexican Financial Reporting Standards), which are accounting principles generally accepted in Mexico and are commonly referred to as “Mexican GAAP.”  Mexican GAAP differs in certain significant respects from accounting principles generally accepted in the United States of America, commonly referred to as “U.S. GAAP.”  See Note 22 to our audited consolidated financial statements for information relating to the nature and effect of such differences and for a quantitative reconciliation of our consolidated net income and stockholders’ equity to U.S. GAAP.

As the Mexican economy experienced significant levels of inflation prior to 2000, we are required under Mexican GAAP to recognize the effects of inflation in our financial statements.  Under Bulletin B-10, issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. (Mexican Financial Reporting Standards Board), or “CINIF”, we are required to present our financial information in inflation-adjusted monetary units to allow for more accurate comparisons of financial line items over time and to mitigate the distortive effects of inflation on our financial statements.  Unless otherwise indicated, all financial information in this Annual Report has been restated in pesos of constant purchasing power as of December 31, 2006.

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

Pursuant to Bulletin B-15 issued by CINIF, we apply the actual inflation rate in the relevant country of each non-Mexican subsidiary and then translate the inflation-adjusted financial statements into pesos.  The figures for subsidiaries in Central America, Venezuela and the United States are restated to period-end constant local currencies following the provisions of Bulletin B-10 and B-15, applying the general consumer price index from the country in which the subsidiary operates.  Once figures are restated, they are converted to Mexican Pesos by applying the exchange rate in effect at the end of the period.

For the purposes of the quantitative reconciliation to U.S. GAAP, we have restated the data as of December 31, 2005 and for years ended December 31, 2004 and 2005 in pesos of constant purchasing power as of December 31, 2006 using the Mexican National Consumer Price Index, or NCPI, rather than the international restatement factor in Bulletin B-15 of CINIF.  For a more detailed discussion of Mexican GAAP inflation accounting methodologies, see “Item 5.  Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Results of Operations—Overview of Accounting Presentation.”

MARKET SHARE AND OTHER INFORMATION

The information contained in this Annual Report regarding our market positions is based primarily on our own estimates and internal analysis.  Market position information for the United States is also based on data from the Tortilla Industry Association and ACNielsen.  While we believe our internal research and estimates are reliable, they have not been verified by any independent source and we cannot assure you as to their accuracy.

All references to “tons” in this Annual Report refer to metric tons.  One metric ton equals 2,204 pounds.  Estimates of production capacity contained herein assume operation of the relevant facilities on the basis of 360 days a year on three shifts and assume only regular intervals for required maintenance.

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

ITEM 2.                                                     Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3.                                                     Key Information.

SELECTED FINANCIAL DATA

The following tables present our selected consolidated financial data as of and for each of the years indicated.  The data as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 are derived from and should be read together with our financial statements included herein and “Item 5.  Operating and Financial Review and Prospects.”

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

Pursuant to Mexican GAAP, the consolidated financial statements and the selected consolidated financial data set forth below restate the components of stockholders’ equity using the NCPI factors and record gains and losses in purchasing power from holding monetary assets or liabilities.  Under Mexican GAAP, non-monetary assets, with the exception of inventories and fixed assets of non-Mexican origin, are restated using the NCPI and General Consumer Price Index, or GCPI, factors for foreign subsidiaries.  Inventories are restated at current replacement costs while fixed assets of foreign origin are restated by the inflation rate of the country of origin prior to translation to pesos at the period-end exchange rate.  Mexican GAAP also requires restatement of all financial statements to pesos of constant purchasing power as of the date of the most recent balance sheet presented, and accordingly all data in the consolidated financial statements and in the selected consolidated financial data set forth below have been restated in pesos of constant purchasing power as of December 31, 2006.  The effects of inflation accounting under Mexican GAAP, other than for the use of a specific index for the restatement of fixed assets of foreign origin, have not been reversed in the reconciliation to U.S. GAAP.  See Note 22 to our consolidated financial statements.

	2002		2003		2004		2005		2006
	(thousands of Mexican pesos of constant purchasing power as of December 31, 2006, except per share amounts)
Income Statement Data:
Mexican GAAP:
Net sales	Ps.	21,674,750	Ps.	24,159,038	Ps.	25,799,740	Ps.	27,862,898	Ps.	30,654,178
Cost of sales	(13,555,764)		(15,383,142)		(16,552,730)		(18,197,650)		(19,974,480)
Gross profit	8,118,986		8,775,896		9,247,010		9,665,248		10,679,698
Selling, general and administrative expenses	(6,432,111)		(6,942,774)		(7,244,431)		(8,032,119)		(8,897,173)
Operating income	1,686,875		1,833,122		2,002,579		1,633,129		1,782,525
Net comprehensive financing cost:
Interest expense	(640,540)		(557,655)		(502,436)		(596,588)		(713,273)
Interest income	65,199		67,816		235,772		55,739		78,099
Monetary position gain, net	181,923		197,197		250,668		314,385		320,499
Foreign exchange gain (loss), net	(297,403)		(190,477)		(53,003)		(53,476)		(18,441)
Total net comprehensive financing cost	(690,821)		(483,119)		(68,999)		(279,940)		(333,116)
Other (expenses) income, net	136,236		(183,504)		(296,091)		(147,134)		(14,068)
Income before income tax and Other items	1,132,290		1,166,499		1,637,489		1,206,055		1,435,341
Income tax (current and deferred)	(634,417)		(708,758)		(788,041)		(386,425)		(411,549)
Employees’ statutory profit sharing (current and deferred)	(14,625)		4,925		(9,531)		(20,688)		(32,701)
Other items(1)	183,144		246,554		291,313		593,696		612,626
Minority interest	(221,929)		(192,332)		(178,230)		(153,884)		(78,979)
Majority net income	444,463		516,888		953,000		1,238,754		1,524,738
Per share data(2):
Income from continuing operations	1.00		1.16		2.12		2.87		3.18
Cumulative effect of change in accounting principle	—		—		—		(0.13)		—
Majority net income per share	1.00		1.16		2.12		2.74		3.18
U.S. GAAP:
Net sales	22,377,108		25,833,470		26,650,510		27,543,284		30,387,884
Operating income	1,681,092		2,010,976		2,035,550		1,492,449		1,689,599
Net income	364,432		666,209		835,674		1,238,932		1,448,421
Per share data(2):
Net income per share	0.82		1.50		1.86		2.74		3.02

	2002	2003	2004	2005	2006
	(thousands of Mexican pesos of constant purchasing power as of December 31, 2006, except capital stock and operating data)
Balance Sheet Data (at period end):
Mexican GAAP:
Property, plant and equipment, net	14,222,894	13,661,563	13,638,363	14,354,891	14,821,192
Total assets	25,030,771	24,515,695	26,023,076	27,966,583	30,237,505
Short-term debt(3)	893,635	523,546	538,226	537,094	882,697
Long-term debt(3)	6,842,238	6,270,312	6,210,190	6,680,257	5,605,464
Total liabilities	11,428,641	10,964,027	11,817,674	13,241,631	13,189,364
Capital stock	15,613,040	15,973,406	16,323,550	16,350,445	17,501,051
Total stockholders’ equity(4)	13,602,130	13,551,668	14,205,402	14,724,952	17,048,141
U.S. GAAP:
Total assets	25,382,702	25,865,772	26,194,802	27,345,977	29,913,649
Long-term debt	7,341,806	6,971,156	6,639,220	6,787,946	5,709,499
Capital stock	15,628,118	15,973,408	16,226,959	16,253,852	17,404,458
Total stockholders’ equity	10,089,571	10,454,252	10,505,629	10,893,150	13,425,112

Other Financial Information:
Mexican GAAP:
Capital expenditures	784,087	677,796	1,320,818	2,145,091	2,432,963
Depreciation and amortization	1,044,996	1,180,458	1,089,535	1,159,940	1,202,078
Resources provided by (used in):
Operating activities	1,633,994	1,399,017	2,026,415	1,874,286	1,873,731
Financing activities	(915,281)	(1,106,587)	(410,319)	220,565	(160,163)
Investing activities	(671,820)	(415,871)	(1,497,884)	(2,254,589)	(1,484,376)
U.S. GAAP:
Depreciation and amortization	1,144,802	1,149,663	1,126,595	1,131,487	1,196,884
Net cash provided by (used in):
Operating activities	1,135,937	1,340,026	1,610,446	1,522,485	1,673,312
Investing activities	(636,922)	(284,780)	(1,285,512)	(1,865,722)	(1,484,376)
Financing activities	(659,966)	(949,724)	(160,600)	209,480	79,292

Operating Data:
Sales volume (thousands of tons):
Gruma Corporation (corn flour, tortillas and other)(5)	899	979	1,088	1,275	1,335
GIMSA (corn flour, tortillas and other)(5)	1,397	1,406	1,448	1,585	1,734
Gruma Venezuela (corn flour, wheat flour and other)	454	518	504	480	486
Molinera de México (wheat flour)	536	575	460	474	477
Gruma Centroamérica (corn flour and other)(5)	139	144	154	178	213
Production capacity (thousands of tons):
Gruma Corporation (corn flour and tortillas)	1,346	1,394	1,548	1,661	2,021
GIMSA (corn flour, tortillas and other)(6)	2,345	2,345	2,408	2,801	2,797
Gruma Venezuela (corn flour, wheat flour and other)(7)	792	792	786	764	764
Molinera de México (wheat flour)	717	717	717	801	801
Gruma Centroamérica (corn flour and other)	217	217	220	264	266
Number of employees	14,887	15,104	15,727	16,582	18,124

(1)	Other items include extraordinary items, equity in earnings of associated companies and gain from sale of subsidiaries and associated companies’ common stock.

(2)

Based upon weighted average of outstanding shares of our common stock (in thousands), as follows: 446,202 shares for the year ended December 31, 2002; 445,098 shares for the year ended December 31, 2003; 450,306 shares for the year ended December 31, 2004; 451,446 shares for the year ended December 31, 2005; and 480,007 shares for the year ended December 31, 2006.

(3)	Short-term debt consists of bank loans and the current portion of long-term debt. Long-term debt consists of debentures and bank loans.

(4)

Total stockholders’ equity includes minority interests as follows: Ps.2,922 million at December 31, 2002; Ps.3,001 million at December 31, 2003; Ps.3,011 million at December 31, 2004; Ps.2,989 million at December 31, 2005; and Ps.2,922 million at December 31, 2006.

(5)	Net of intercompany transactions.

(6)	Includes 437 thousand tons of temporarily idled production capacity at December 31, 2006.

(7)	Includes 96 thousand tons of temporarily idled production capacity at December 31, 2006.

Dividends

Our ability to pay dividends is limited by Mexican law, our estatutos sociales, or bylaws, and by financial covenants contained in some of our credit agreements.  Because we are a holding company with no significant operations of our own, we have distributable profits to pay dividends to the extent that we receive dividends from our subsidiaries.  Accordingly, there can be no assurance that we will pay dividends or of the amount of any such dividends.

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

During 2006, 2005, 2004 and 2003, we paid dividends to shareholders, in nominal terms, of Ps.410 million, Ps.359 million, Ps.315 million, and Ps.287 million, respectively.  In pesos of constant purchasing power as of

December 31, 2006, the dividends paid or payable to shareholders in 2006, 2005, 2004 and 2003 amounted to Ps.424 million, Ps.381 million, Ps.351 million and Ps.332 million, respectively.

Exchange Rate Information

Mexico has had a free market for foreign exchange since 1991.  Prior to December 1994, the Banco de México, or Mexican Central Bank, kept the peso-U.S. dollar exchange rate within a range prescribed by the government through intervention in the foreign exchange market.  In December 1994, the government suspended intervention by the Mexican Central Bank and allowed the peso to float freely against the U.S. dollar.  The peso declined during the period from 1994 through 1998, at times in response to events outside of Mexico, but was relatively stable in 1999, 2000 and 2001.  In late 2001 and early 2002, the Mexican peso appreciated considerably against the U.S. dollar and, more strongly, against other foreign currencies.  From the second quarter of 2002 and until the end of 2003, the Mexican peso depreciated in value.  From the beginning of 2004 to date in 2007, the Mexican peso has been relatively stable, ranging from 10.80 to 11.63.  There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar.  The rates have not been restated in constant currency units.

	Noon Buying Rate (Ps. Per U.S.$)
Year	High (1)	Low (1)	Average (2)	Period End
2002	10.4250	9.0005	9.7458	10.4250
2003	11.4063	10.1130	10.8460	11.2420
2004	11.6350	10.8050	11.2900	11.1540
2005	11.4110	10.4135	10.8940	10.6275
2006	10.4600	10.4315	10.9060	10.7995
2007 (through June 15)
December 2006	10.9860	10.7675	10.8550	10.7995
January 2007	11.0920	10.7650	10.9560	11.0381
February 2007	11.1575	10.9170	10.9950	11.1575
March 2007	11.1846	11.0130	11.1140	11.0427
April 2007	11.0305	10.9240	10.9800	10.9250
May 2007	10.9308	10.7380	10.8220	10.7380
June 2007(3)	10.9785	10.7116	10.8640	10.8095

(1)	Rates shown are the actual low and high, on a day-by-day basis for each period.
(2)	Average of month-end rates.
(3)	Through June 15, 2007.

On June 15, 2007, the noon buying rate for pesos was Ps.10.8095 to U.S.$1.00.

RISK FACTORS

Risks Relating to Mexico

Our Results of Operations Could Be Affected by Economic Conditions in Mexico

We are a Mexican company with 47% of our consolidated assets located in Mexico and 32% of our consolidated net sales derived from our Mexican operations as of December 31, 2006.  As a result, Mexican economic conditions could impact our results of operations.

In the past, Mexico has experienced exchange rate instability and devaluation of the peso as well as high levels of inflation, domestic interest rates, unemployment, negative economic growth and reduced consumer purchasing power.  These events resulted in limited liquidity for the Mexican government and local corporations.  Civil and political unrest in Venezuela or elsewhere could produce similar results.  See “—Adverse Developments in Other Emerging Market Countries May Affect Mexico or the Price of Our Securities.”  The Mexican economy grew by 0.9% in 2002, by 1.3% in 2003, by 4.4% in 2004, by 3.0% in 2005, by 4.8% in 2006 and by an annualized rate of 2.6% in the first quarter of 2007.  However, if the Mexican economy falls into recession, or if inflation and interest rates increase, consumer purchasing power may decrease and, as a result, demand for our product may decrease.  In addition, a recession could affect our operations to the extent we are unable to reduce our costs and expenses in response to falling demand.

Our Business Operations Could Be Affected by Government Policies in Mexico

The Mexican government has exerted, and continues to exert, significant influence over the Mexican economy.  Mexican governmental actions concerning the economy could have a significant effect on Mexican private sector entities, as well as on market conditions, prices and returns on securities of Mexican issuers, including our securities.

Mexican presidential and congressional elections took place on July 2, 2006.  Felipe Calderón Hinojosa was elected president for the 2006-2012 term.  He is the second presidential candidate to be elected from the Partido Acción Nacional, which won for the first time in 2000.  No political party in Mexico succeeded in securing a majority in the Congress or Senate.  The lack of a majority party in the legislature, the potential lack of alignment between the legislature and the president and any changes that result from the presidential and congressional elections could result in instability or deadlock, and prevent the timely implementation of economic reforms, which in turn could have a material adverse effect on Mexican economic policy and on our business.

Governmental policies have negatively affected our sales of corn flour in the past and may continue to do so in the future. We currently depend on corn import permits to ensure an adequate supply of corn in low-corn producing regions of the country.  We believe that a shortage of corn imports would currently have a greater adverse impact on our results of operations than a surplus in the number of corn imports.  In the past, we have been able to obtain sufficient corn import permits to satisfy our corn requirements.  Nevertheless, we cannot assure that the Mexican government will not take actions that could adversely affect us.  See “Item 4.  Information on the Company—Regulation.”

By the end of 2006, the price of corn set by the Chicago Board of Trade and the average price of Mexican corn, increased dramatically principally from corn being used in connection with the manufacture of ethanol, a substitute for gasoline, as well as other bio-fuels. Consequently, the price of corn flour and corn tortillas, the main food staple in Mexico, increased due to such increases in the international and domestic prices of corn. In order to stabilize the price of tortillas, the Mexican government promoted two agreements among the various parties involved in the corn-corn flour-tortilla production chain. The first agreement was effective from January 15 through April 30, 2007.  On April 25, 2007, the Mexican government announced a second agreement that extended the term through August 15, 2007.

The Mexican government petitioned our company, among others, to voluntarily participate in these agreements through which we agreed to establish a price ceiling for our corn flour. Through these agreements: (i) corn flour producers have agreed to maintain an average price of Ps. 5.00 per kilo of corn flour; (ii) Wal-Mart and retailers affiliated with the Asociación Nacional de Tiendas de Autoservicios, or National Association of Supermarkets, have agreed to sell tortillas at an average price of Ps. 6.50 per kilo, and; (iii) small tortilla manufacturers, or tortillerías, have agreed to sell tortillas at an average price of Ps. 8.50 per kilo.

As a result, our corn flour prices do not reflect the recent increase in the cost of corn, which resulted in a significant deterioration in the financial performance of GIMSA, our subsidiary engaged in corn-flour production, during the first quarter of 2007, which may continue to the extent the company does not increase prices.  While the Mexican government has not directly fixed or capped corn flour or tortilla prices, it has strongly encouraged Mexican producers and retailers to voluntarily do so until the next harvest of Mexican corn crops. We intend to fully abide by the terms of these agreements. We cannot assure you that there will not be another extension of the agreements, that we will fully comply with their terms at all times or that the Mexican government will not take actions that could adversely affect our financial condition and results of operation.  See “Item 4.  Information on the Company—Business Overview—Mexican Operations—GIMSA—Corn Flour Operation.”

The level of environmental regulations and enforcement in Mexico has increased in recent years.  In the past, the Comisión Nacional del Agua, or National Water Commission or CNA, has brought enforcement proceedings against us for fees arising from our alleged water discharges from five of our facilities in Mexico.  Of such actions, only one is unresolved.  The other proceedings have been resolved favorably.  We cannot assure you that further actions of this type will not be brought against us.  We expect the trend toward greater environmental regulation and enforcement to continue and to be accelerated as a result of international agreements between Mexico and the United States.  The promulgation of new environmental regulations or higher levels of enforcement may adversely affect us.  See “Item 8.  Financial Information—Legal Proceedings” and “Item 4.  Information on the Company—Regulation.”

Devaluations of the Mexican Peso Affect our Financial Performance

As of December 31, 2006, 93% of our debt obligations were denominated in U.S. dollars.  We generate approximately 49% of our revenues in U.S. dollars, which in 2006 represented 217% of our then outstanding debt obligations.  While the dollar revenues we earn may act as a natural hedge for part of our dollar-denominated debt obligations, we have not entered into derivative contracts to hedge our foreign currency risk with respect to the outstanding principal amount of these obligations.  As of June 15, 2007 we had exchange rate forward contracts for only part of the interest payments due in 2007 and 2008 on our U.S.$300 million 7.75% perpetual bond, for an aggregate notional amount of U.S.$34.9 million at an average exchange rate of Ps.10.94per U.S. dollar.  Therefore, we remain exposed to foreign exchange risks that could affect our ability to meet our obligations and result in foreign exchange losses on our dollar-denominated obligations.

We posted net foreign exchange losses of Ps.53 million in 2004, Ps.53 million in 2005 and Ps.18 million in 2006.  Any significant decrease in the value of the peso relative to the U.S. dollar may have an adverse effect on our liquidity and on our ability to meet our dollar-denominated debt obligations.

High Levels of Inflation and High Interest Rates in Mexico Could Adversely Affect the Business Climate in Mexico and our Financial Condition and Results of Operations

Mexico has experienced high levels of inflation in the past.  The annual rate of inflation, as measured by changes in the National Consumer Price Index, was 5.19% for 2004, 3.33% for 2005 and 4.05% for 2006.  From January through May 2007, the inflation rate was 0.46%.  On June 15, 2007, the 28-day CETES rate was 7.20%.  While the substantial part of our debt is dollar-denominated at this time, high interest rates in Mexico may adversely affect the business climate in Mexico generally and our financing costs in the future and thus our financial condition and results of operations.

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

You May Be Unable to Enforce Judgments Against Us in Mexican Courts

We are a Mexican publicly held corporation (Sociedad Anónima Bursátil de Capital Variable).  Most of our directors and executive officers are residents of Mexico, and a significant portion of the assets of our directors and executive officers, and a significant portion of our assets, are located in Mexico.  You may experience difficulty in effecting service of process upon our company or our directors and executive officers in the United States, or, more generally, outside of Mexico and in enforcing civil judgments of non-Mexican courts in Mexico, including judgments predicated on civil liability under U.S. federal securities laws, against us, or our directors and executive officers.  We have been advised by our General Counsel, that there is doubt as to the enforceability in original actions in Mexican courts of liabilities predicated solely on the U.S. federal securities laws.

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

Risks Relating to Our Company

Fluctuations in the Cost and Availability of Corn, Wheat and Wheat Flour May Affect Our Financial Performance

Our financial performance may be affected by the price and availability of corn, wheat and wheat flour as each raw material represented 27%, 11% and 7%, respectively, of our cost of sales in 2006.  Mexican and world markets have experienced periods of either over-supply or shortage of corn and wheat, some of which have caused adverse effects on our results of operations.  Recently, there has been substantial volatility and increases in the price of corn, partly due to the demand for corn-based ethanol in the U.S., which has increased our cost of corn and negatively affected our financial condition and results of operation.  It is likely that the demand for corn will be long-term in connection with the manufacture of corn-based ethanol.

To manage these price risks, we regularly monitor our risk tolerance and evaluate the possibility of using derivative instruments to hedge our exposure to commodity prices.  We currently hedge against fluctuations in the costs of corn and wheat using futures and options contracts, but remain exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments.  In addition, if corn or wheat prices decrease below the levels specified in our various hedging agreements, we would lose the value of a decline in these prices.

Additionally, because of this volatility and price variations, we may not always be able to pass along our increased costs to our customers in the form of price increases.  We cannot always predict whether or when shortages or over-supply of corn and wheat will occur.  In addition, as described above, future Mexican or other countries’ governmental actions could affect the price and availability of corn and wheat.  Any adverse developments in domestic and international corn and wheat markets could have a material adverse effect upon our business, financial condition, results of operations and prospects.

The Presence of Genetically Modified Corn in Our Products, Which is Not Approved for Human Consumption, May Have a Negative Impact on Our Results of Operations

As we do not grow our own corn, we are required to buy it from various producers in the United States, Mexico and elsewhere.  Although we only buy corn from farmers and grain elevators who agree to supply us with approved varieties of corn and we have developed a protocol to test and monitor our corn for certain strains of bacteria and chemicals that have not been approved for human consumption, we may unwittingly buy genetically modified corn that is not approved for human consumption.  This may result in costly recalls and subject us to lawsuits which may have a negative impact on our results of operations.

In recent years, various claims have been alleged, mostly in the United States and the European Union, that genetically modified foods are unsafe for human consumption, pose risks of damage to the environment and create legal, social and ethical dilemmas.  Some countries, particularly in the European Union, as well as Australia and some countries in Asia, have instituted a partial limitation on the import of grain produced from genetically modified seeds.  Some countries have imposed labeling requirements and traceability obligations on genetically modified agricultural and food products, which may affect the acceptance of these products.  To the extent that we may unknowingly buy or be perceived to be a seller of genetically modified corn not approved for human consumption, this may have a significant negative impact on our financial condition and results of operation.

Downgrades of Our Debt May Increase Our Financing Costs or Otherwise Adversely Effect Us or Our Stock Price

We are currently rated BBB- by Standard & Poor’s and by Fitch and Ba1 by Moody’s. Moody’s recently changed its outlook of us from positive to neutral and Standard & Poor’s from neutral to negative.  Any ratings downgrade or further changes in outlook could cause our costs with respect to new debt to increase, which could adversely affect our financial condition and results of operation.

Regulatory Developments May Adversely Affect Our Business

We are subject to regulation in each of the territories in which we operate.  The principal areas in which we are subject to regulation are health, environmental, labor, taxation and antitrust.  The adoption of new laws or regulations in the countries in which we operate may increase our operating costs or impose restrictions on our operations which, in turn, may adversely affect our financial condition, business and results of operations.  Further changes in current regulations may result in an increase in compliance costs, which may have an adverse effect on our financial condition and results of operations.  See “Item 4.  Information on the Company—Regulation.”

Economic and Legal Risks Associated with a Global Business May Affect Our International Operations.

            We conduct our business in many countries and anticipate that revenues from our international operations will account for a significant portion of our future revenues.  There are risks inherent in conducting our business internationally, including:

•                  general political and economic instability in international markets;

•                  limitations in the repatriation of our assets, including cash;

•                  expropriation of our international assets;

•                  varying prices and availability of corn, wheat and wheat flour and the cost and practicality of hedging such fluctuations under current market conditions;

•                  different liability standards and legal systems; and

•                  intellectual property laws of countries that do not protect our international rights to the same extent as the laws of Mexico.

In addition, we have recently expanded our operations to China, Australia and England.  Our presence in these and other markets could present us with new and unanticipated operational challenges.  For example, we may encounter labor restrictions or shortages and currency conversion obstacles, or be required to comply with stringent local governmental and environmental regulations.  Any of these factors could increase our operating expenses and decrease our profitability.

Risks Relating to Venezuela

Venezuela Presents Significant Economic Uncertainty and Political Risk, Which May in the Future Have an Adverse Impact on Our Operations and Financial Performance

Our operations in Venezuela accounted for approximately 10% of our net sales in 2006.  In recent years, political and social instability has prevailed in Venezuela.  This unrest presents a risk to our business which cannot be controlled or accurately measured or estimated.  For instance, as a result of the nation-wide general strike that took place from early December 2002 to February 2003, and in an effort to shore up the economy and control inflation, Venezuelan authorities imposed foreign exchange and price controls in early 2003.

These price controls apply to products such as corn flour and wheat flour, which limit our ability to increase our prices in order to compensate for higher costs in raw materials.  Additionally, the foreign exchange controls imposed by the Venezuelan government limit our ability to convert bolívares (the Venezuelan currency) into other currencies and transfer funds out of Venezuela.  In February 2003, the Venezuelan government established a single fixed exchange rate for the bolívar of 1,600.00 bolívares per U.S.$1.00, which has been increased on several occasions to the current fixed exchange rate of 2,150.00 bolívares per U.S.$1.00 in effect since March 2005.

Hugo Chávez, the current president of Venezuela was reelected to a second term in December 2006 and it is expected that political and social instability will continue to prevail during his six year term.  Additionally, during the first quarter of 2007, Hugo Chávez was vested with legislative authority to legislate by decree for a period of 18 months in several strategic areas, which could result in certain structural changes in the economic and social policies in Venezuela. Most recently, the government’s actions have adversely affected certain Venezuelan businesses, including news and media outlets, resulting in civil unrest and public demonstrations.

Our financial condition and results of operations could be adversely affected since, among other reasons: (i) a portion of our sales are denominated in bolívares; (ii) Gruma Venezuela produces products that are subject to price controls; (iii) part of our sales depend on centralized government procurement policies for its social welfare programs; (iv) we may have difficulties repatriating dividends from Gruma Venezuela, as well as importing some of its requirements for raw materials as a result of the exchange controls, and; (v) we may face increasing costs in some of our raw materials due to the implementation of import tariffs.

Risks Relating to the United States

We May Be Unable to Maintain Our U.S. Profit Margin in the Face of a Consolidated Retail Environment

Net sales in the U.S. constituted approximately 49% of our total sales in 2006.  As the retail grocery trade continues to consolidate and our retail customers grow larger and become more sophisticated, our retail customers could demand lower pricing and increased promotional programs.  Also, our dependence on sales to retail customers could increase.  There is a risk that we will not be able to maintain our U.S. profit margin in this environment.

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

Holders of ADSs May Not Be Able to Participate in Any Future Preemptive Rights Offering and as a Result May Be Subject to a Dilution of Equity Interest

Under Mexican law, if we issue new shares for cash as a part of a capital increase, other than in connection with a public offering of newly issued shares or treasury stock, we must generally grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage.  Rights to purchase shares in these circumstances are known as preemptive rights.  We may not legally be permitted to allow holders of our shares through ADSs in the United States to exercise any preemptive rights in any future capital increases unless (i) we file a registration statement with the U.S. Securities and Exchange Commission, or SEC, with respect to that future issuance of shares or (ii) the offering qualifies for an exemption from the registration requirements of the Securities Act.  At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, as well as the benefits of preemptive rights to holders of our shares through ADSs in the United States and any other factors that we consider important in determining whether to file a registration statement.

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

The Protections Afforded to Minority Shareholders in Mexico Are Different From Those in the United States

Under Mexican law, the protections afforded to minority shareholders are different from those in the United States.  In particular, the law concerning fiduciary duties of directors, executive officers and controlling shareholders has been recently developed, with no legal precedent to predict the outcome of any such action.  Additionally, class actions are not available under Mexican law and there are different procedural requirements for bringing shareholder derivative lawsuits.  As a result, in practice it may be more difficult for our minority shareholders to enforce their rights against us, our directors, our executive officers or our controlling shareholders than it would be for shareholders of a U.S. company.

We Have Significant Transactions With Affiliates That Could Create Potential Conflicts of Interest

As of June 15, 2007, we held approximately 9.86 % of the capital stock of Grupo Financiero Banorte, S.A. de C.V. or GFNorte,  a Mexican financial institution.  In the normal course of business, we may obtain financing from GFNorte’s subsidiaries at market rates and terms.  For the past five and a half years, the highest outstanding loan amount was Ps.162 million (in nominal terms) with an interest rate of 8.9% in December 2003.

We purchase some of our inventory ingredients from our shareholder and associate Archer-Daniels-Midland Company, or Archer-Daniels-Midland.  During 2004, 2005 and 2006, we purchased U.S.$103 million, U.S.$105 million and U.S.$115 million of inventory ingredients, respectively, from Archer-Daniels-Midland.  Transactions with affiliates may create the potential for conflicts of interest.  See “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

Our Bylaws Restrict the Ability of Non-Mexican Shareholders to Invoke the Protection of Their Governments With Respect to Their Rights as Shareholders

As required by Mexican law, our bylaws provide that non-Mexican shareholders shall be considered as Mexican in respect to their ownership interests in us, and shall be deemed to have agreed not to invoke the protection of their governments in any circumstances, under penalty to forfeit, in favor of the Mexican government, any participation or interest held in us.

Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of its own government by requesting the initiation of a diplomatic claim against the Mexican government with respect to its shareholder’s rights.  However, this provision shall not deem non-Mexican shareholders to have waived any other rights they may have, including any rights under the U.S. securities laws, with respect to their investment in us.

Our Controlling Shareholder Exerts Substantial Control Over Our Company

As of April 27, 2007, Roberto González Barrera and his family controlled directly or indirectly approximately 50.9% of our outstanding shares.  Consequently, Mr. González Barrera and his family have the power to elect the majority of our directors and to determine the outcome of most actions requiring approval of our stockholders, including the declaration of dividends.  The interests of Mr. González Barrera and his family may differ from those of our other shareholders.  Mr. González Barrera and his family’s holdings are described under “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders.”

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

Archer-Daniels-Midland owns, directly or indirectly, approximately 27.1% of our outstanding shares.  However, a portion of such interest is held through a Mexican corporation jointly owned with Mr. González Barrera, who has the sole authority to determine how those shares are voted.  Thus, Archer-Daniels-Midland only has the right to vote 22% of our outstanding shares.  In addition, Archer-Daniels-Midland has the right to nominate two of the 15 members of our board of directors and their corresponding alternates. As a result, Archer-Daniels-Midland may influence the outcome of actions requiring the approval of our shareholders or our board of directors.  Mr. González Barrera and Archer-Daniels-Midland have also granted each other rights of first refusal in respect of their shares in our company, subject to specified conditions.

Additionally, subject to certain requirements under the Ley del Mercado de Valores, or Mexican Securities Law, Archer-Daniels-Midland may also: (i) request the Chairman of the board or the Chairman of the audit and corporate governance committees to convene a general shareholders’ meeting; (ii) initiate civil lawsuits against members of the board of directors, members of the audit and corporate governance committees, and the chief executive officer for breach of duty; (iii) judicially oppose resolutions adopted at shareholder meetings; and (iv) request the deferral of any vote regarding an issue about which it does not believe it has been sufficiently informed.

Archer-Daniels-Midland owns, directly or indirectly, a 40% interest in our subsidiary, Molinera de México, S.A. de C.V., or Molinera de México, and a 20% interest in our subsidiary, Azteca Milling, L.P., or Azteca Milling.  Additionally, Archer-Daniels-Midland owns a 3% indirect interest in Molinos Nacionales, C.A., or MONACA and a 3% indirect interest in Derivados de Maíz Seleccionado, C.A. or DEMASECA.  For more information, please see “Item 4.  Information on the Company—Business Overview— Gruma Venezuela.”  These subsidiaries account for 30% of our revenue.  Although we own a majority ownership interest in these subsidiaries, in each of Azteca Milling and Molinera de México we are required to obtain the consent and cooperation of Archer-Daniels-Midland with respect to certain matters in order to increase our capital expenditures and to implement and expand upon our business strategies.

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

We own approximately 83% of the outstanding shares of Grupo Industrial Maseca, S.A.B. de C.V., or GIMSA, 84% of MONACA, 57% of DEMASECA, 80% of Azteca Milling, L.P. (through Gruma Corporation), 60% of Molinera de México, S.A. de C.V. and, as of June 15, 2007, 9.86% of GFNorte.  Upon completion of a series transactions which commenced in April 2006 and are expected to be completed by December 2007, we will own a 57% interest in MONACA.  For more information regarding these transactions, please see “Item 4.  Information on the Company—Business Overview— Gruma Venezuela.”  Accordingly, we are entitled to receive only our pro rata share of any of these subsidiaries’ dividends.

Our ability to repatriate dividends from Gruma Venezuela may be adversely affected by exchange controls and other recent events.  See “Item 3.  Risk Factors—Risks Related to Venezuela—Venezuela Presents Significant Economic Uncertainty and Political Risk.”

ITEM 4.                                                     Information on the Company.

HISTORY AND DEVELOPMENT

Gruma, S.A.B. de C.V. is a publicly held corporation (Sociedad Anónima Bursátil de Capital Variable) registered in Monterrey, Mexico under the Ley General de Sociedades Mercantiles, or Mexican Corporations Law on December 24, 1971 with a corporate life of 99 years.  Our full legal name is Gruma, S.A.B. de C.V., but we are also known by our commercial names:  GRUMA and Maseca.  The address of our principal executive office is Calzada del Valle. 407 Ote, Colonia del Valle, San Pedro Garza García, Nuevo León, 66220 México and our telephone number is (52 81) 8399-3300.  Our legal domicile is Monterrey, Nuevo León, México.

We were founded in 1949, when Roberto González Barrera, the Chairman of our board of directors started producing and selling corn flour in Northeastern Mexico as an alternative raw material in producing tortillas.  Prior to our founding, all corn tortillas were made using a rudimentary process.  We believe that the preparation of tortillas using the corn flour method presents advantages, including greater efficiency and higher quality, which makes tortillas consistent and readily available.  The corn flour process has been a significant impetus for growth, resulting in expanding corn flour and tortilla production and sales throughout Mexico, the United States, Central America, Venezuela, Europe, Asia and Oceania.  In addition, we have diversified our product mix to include wheat flour in Mexico and Venezuela.

One of our most important competitive advantages is our proprietary state-of-the art technology for the manufacturing of corn flour and tortillas and some other related products.  We have been developing and advancing our own technology since the founding of our company.  Throughout the years we have been able to achieve vertical integration which is an important part of our competitive advantage.

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

•                  In 1994, we began our packaged tortilla operations in Mexico as part of our strategy to broaden our product lines in Mexico, achieve vertical integration of our corn flour operations and capitalize upon our experience in producing and distributing packaged tortillas in the United States.  We were focused only on the northern part of Mexico.

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

•                  From 2001 to 2003, as a result of a comprehensive review of our business portfolio and our focus on our core businesses, we sold our bread business.

•                  In 2004, we acquired Ovis Boske, a tortilla company based in Holland, Nuova De Franceschi & Figli, S.P.A., or Nuova De Franceschi & Figli, a corn flour company based in Italy and a small tortilla plant in Las Vegas, Nevada.  We continued to expand capacity and upgrade several of our U.S. operations, the most relevant of which was the expansion of a corn mill in Indiana.  This expansion was completed during the second half of 2005.

•                  In 2005, we began the construction of a tortilla plant in Pennsylvania, which has been operational since July 2005.  We continued to expand capacity at existing plants.  In addition, Gruma Corporation acquired part of the manufacturing assets of the Mexican food division of Cenex Harvest States or CHS, which consisted of three tortilla plants located in New Brighton, Minnesota; Forth Worth, Texas; and Phoenix, Arizona.  Gruma Corporation also acquired a small tortilla plant near San Francisco, California.  In August, GIMSA acquired 100% of the capital stock of Agroindustrias Integradas del Norte and Agroinsa de México (together, and with their subsidiaries, Agroinsa), a group of companies based in Monterrey, Mexico engaged primarily in the production of corn flour and, to a lesser extent, wheat flour and other products.

•                  In 2006, during the first quarter, we concluded the acquisitions of two small tortilla plants in Australia (Rositas Investments and Oz-Mex Foods), which will strengthen our presence in the Asian and Oceania markets.  In April, we entered into a contract to sell a 40% stake in MONACA to our partners in DEMASECA.  In conjunction with this transaction, we also agreed to purchase an additional 10% ownership interest in DEMASECA from our partners.  We also purchased the remaining 49% ownership interest in Nuova De Franceschi & Figli, a corn flour company based in Italy, in which we previously held a 51% ownership interest.  In September 2006, we opened our first tortilla plant in Asia, located in Shanghai, China.  We believe the plant will allow us to strengthen our presence in the Asian markets by improving our service to customers and consumers, allowing us to introduce new products to the Asian market and offer fresher products.  In October 2006, we concluded the acquisition of Pride Valley Foods, a company based in Newcastle, England, that produces tortillas, pita bread, naan, and chapatti.  We believe the acquisition will strengthen our presence in the European market and will provide an opportunity to expand our product portfolio to products similar to tortillas.

•                  In 2007, during the first quarter, we made major investments in capacity expansions and upgrades in Gruma Corporation, as well as in GIMSA, because we are rebalancing production corn flour requirements among different regions in Mexico.

We are continuously considering potential acquisitions which could improve our market share, profitability and fit into our overall strategy.

ORGANIZATIONAL STRUCTURE

We are a holding company and conduct our operations through subsidiaries.  The table below sets forth our principal subsidiaries as of December 31, 2006.

Name of Company	Principal Markets	Jurisdiction of Incorporation	Percentage Owned(1)	Products/ Services

Mexican Operations

Grupo Industrial Maseca, S.A.B. de C.V. (“GIMSA”)	Mexico	Mexico	83%	Corn flour, Tortillas, Other

Molinera de México, S.A. de C.V. (“Molinera de México”)	Mexico	Mexico	60%	Wheat flour, Other

U.S., European, Asia and Oceania Operations(2)

Gruma Corporation	United States, Europe, Asia, Oceania	Nevada	100%	Packaged tortillas, Other tortilla related products, Corn flour, Other

Azteca Milling(3)	United States	Texas	80%	Corn flour

Central American Operations

Gruma Centroamérica, LLC.	Costa Rica, Honduras, Guatemala, El Salvador, Nicaragua, Ecuador	Nevada	100%	Corn flour, Packaged tortillas, Snacks, Hearts of palm, Rice

Venezuelan Operations(4)

Molinos Nacionales, C.A. (“MONACA”) (5)	Venezuela	Venezuela	84%	Corn flour, Wheat flour, Other products

Derivados de Maíz Seleccionado, C.A. (“DEMASECA”) (5)	Venezuela	Venezuela	57%	Corn flour

Other Subsidiaries

Productos y Distribuidora Azteca, S.A. de C.V. (“PRODISA”)	Mexico	Mexico	100%	Packaged tortillas, Other related products

Investigación de Tecnología Avanzada, S.A. de C.V. (“INTASA”)	Mexico	Mexico	100%	Construction, Technology and Equipment operations

(1)   Percentage of equity capital owned by us directly or indirectly through subsidiaries.
(2)   Beginning in 2007, the Asia and Oceania operations will be presented as a separate business unit from Gruma Corporation.

(3)   A limited partnership between Gruma Corporation (80%) and Archer-Daniels-Midland (20%).
(4)   Together these subsidiaries are referred to as “Gruma Venezuela.”

(5)          Upon completion of a series of transactions with our Venezuelan partners in DEMASECA, GRUMA will hold a 57% interest, ADM will hold a 3% interest and our partners will hold a 40% interest in both MONACA and DEMASECA.  Such transactions are expected to be completed by December 2007.  As of June 15, 2007, GRUMA holds a 73% interest in MONACA.  For more information regarding these transactions, please see “—Business Overview– Gruma Venezuela.”

Our subsidiaries accounted for the following percentages and amount of our net sales in millions of pesos of constant purchasing power as of December 31, 2006 for the years ended December 31, 2004, 2005 and 2006.

	Year ended December 31,
	2004			2005			2006
	In Millions of Pesos		Percentage of Net Sales	In Millions of Pesos		Percentage of Net Sales	In Millions of Pesos		Percentage of Net Sales
Gruma Corporation	Ps.	12,296	48%	Ps.	14,327	51%	Ps.	16,312	53%
GIMSA	6,222		24	6,791		24	7,388		24
Gruma Venezuela	3,822		15	3,221		12	3,132		10
Molinera de México	2,027		8	1,956		7	2,132		7
Gruma Centroamérica	1,314		5	1,424		5	1,595		5
Others (and eliminations)	119		—	144		1	95		1

Association with Archer-Daniels-Midland

We entered into an association with Archer-Daniels-Midland in September 1996.  Archer-Daniels-Midland is one of the world’s largest agricultural processors and traders.  Through our partnership we have improved our position in the U.S. corn flour market and gained an immediate presence in the Mexican wheat flour market.

As a result of this association, we and Archer-Daniels-Midland combined our U.S. corn flour operations to form Azteca Milling, L.P., a limited partnership in which we hold indirectly, 80% and Archer-Daniels-Midland holds indirectly, 20%.  We and Archer-Daniels-Midland agreed to produce and distribute corn flour in the United States exclusively through Azteca Milling.  In addition, we acquired 60% of the capital stock of Archer-Daniels-Midland’s wholly-owned Mexican wheat milling operations, Molinera de México, S.A. de C.V.  Archer-Daniels-Midland retained the remaining 40%.  We and Archer-Daniels-Midland agreed to produce and distribute wheat flour in Mexico exclusively through Molinera de México.  As part of this agreement, we also received U.S.$258.0 million in cash and gained exclusivity rights from Archer-Daniels-Midland in specified corn flour and wheat flour markets.  In return, Archer-Daniels-Midland received 74,696,314 of our newly issued shares, which represented at that time approximately 22% of our total outstanding shares and the right to designate two of the 15 members of our board of directors and their corresponding alternates.  Currently, Archer-Daniels-Midland owns, directly and indirectly, approximately 27% of our outstanding shares and, indirectly, a combined 3% stake in MONACA and DEMASECA.  See “Item 3.  Key Information—Risk Factors—Risks Relating to Our Controlling Shareholders and Capital Structure—Archer-Daniels-Midland, Our Strategic Partner, Has Influence Over Some Corporate Decisions.” and “Item 10.  Additional Information—Material Contracts—Archer-Daniels-Midland.”

Capital Expenditures

Our capital expenditure program continues to be primarily focused on our core businesses and markets. Capital expenditures for 2004, 2005 and 2006 were U.S.$115 million, U.S.$193 million and U.S.$225 million, respectively.  Our capital expenditures include investments in property, plant and equipment, acquisitions of new plants and brands and investments in common stock.  Investments in 2004 were mainly applied to Gruma Corporation for the expansion of corn flour and tortilla capacity, including two small European acquisitions, the acquisition of a small tortilla plant in Las Vegas, Nevada and general facilities upgrades at our U.S. plants.  Investments in 2005 were mainly applied to the construction of a new plant, expansions and upgrades of existing plants and several acquisitions, including the CHS (tortilla assets)  and Agroinsa acquisitions.  Investments in 2006 were mainly applied to: (i) the expansion of tortilla capacity and upgrades in existing and new plants within Gruma Corporation; (ii) the acquisition of Pride Valley Foods, a company based in Newcastle, England, that manufactures tortillas, pita bread, chapatti, and naan, for an acquisition cost of approximately U.S.$33 million; (iii) the construction of a tortilla plant in Shanghai, China, for a total investment of approximately U.S.$7million; (iv) the acquisition of Rositas Investments, a tortilla company based in Australia, for approximately U.S.$13 million; (v) the acquisition of Oz-Mex Foods, a tortilla company based in Australia, for approximately U.S.$4 million; and (vi) the purchase of the remaining 49% ownership interest in Nuova De Franceschi & Figli, a corn flour company based in Italy, in which we previously held a 51% ownership interest.  To a lesser extent, investments were also applied to capacity expansions in GIMSA and Gruma Centroamérica.  These investments were made to accommodate the continuous growth in our business.  We have budgeted approximately U.S.$250 million for capital expenditures in 2007.  Approximately U.S.$140 million of such budget is intended to be used for additional capacity in Gruma Corporation and, to a lesser extent, in GIMSA and Gruma Centroamérica.  We anticipate financing these expenditures through our own cash flows as well as through the sale of GFNorte shares throughout the year.  This capital expenditures budget does not include any potential acquisitions.

During the first quarter of 2007, we spent approximately U.S.$45 million on capital expenditures.  Major investments were applied to capacity expansions and upgrades in Gruma Corporation, as well as in GIMSA, in an effort to rebalance corn flour production requirements among different regions in Mexico through the expansion of our Mérida and Mexicali plants. For more information on capital expenditures please refer to the discussion of the specific subsidiary.

We continue to analyze the Asia and Oceania markets, where we believe there is growth potential.  In September 2006, we opened our first tortilla plant in Asia, which is located in Shanghai, China.  This plant will initially serve the foodservice channel, with an annual installed capacity of 30 thousand metric tons.  Our investment in the plant was approximately U.S.$7 million.  This plant, together with our operations in Australia, will enable us to better serve the Asia and Oceania markets.

The following table sets forth the aggregate amount of our capital expenditures during the periods indicated.

	Year ended December 31,
	2004	2005	2006
	(in millions of U.S. dollars(1))
Gruma Corporation	$93.2	$88.0	$145.9
GIMSA	5.4	69.6	31.3
Gruma Venezuela	7.9	17.2	21.9
Molinera de México	5.4	1.8	5.1
Gruma Centroamérica	0.0	3.9	11.8
Others and eliminations	2.9	12.7	9.1
Total consolidated	$114.8	$193.2	$225.1

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

BUSINESS OVERVIEW

We believe we are one of the largest corn flour and tortilla producers and distributors in the world based upon revenue and sales volume.  We also believe we are one of the leading producers and distributors of corn flour and tortillas in the United States, one of the leading producers of corn flour and wheat flour in Mexico, and one of the leading producers of corn flour and wheat flour in Venezuela based upon revenue and sales volumes.  We believe that we are also one of the largest producers of corn flour and tortillas in Central America, and one of the largest tortilla producers in Europe, Asia and Oceania, based upon revenue and sales volume.

Our focus has been and continues to be the efficient and profitable expansion of our core business—corn flour, tortilla, and wheat flour production.  We pioneered the dry corn flour method of tortilla production, which offers several advantages over the centuries-old traditional wet corn dough method.  These advantages include higher production yields, reduced production costs, more uniform quality and longer shelf life.  The corn flour method of production offers significant opportunities for growth.  Using our technology and know-how, we expect to encourage tortilla and tortilla chip producers in the United States, Mexico, Central America, and elsewhere to convert to the corn flour method of tortilla and tortilla chip production.  Additionally, we expect to increase the presence of our other core businesses, including packaged tortillas in the United States, Mexico, Central America, Europe, Asia and Oceania, and wheat flour in Mexico and Venezuela.

The following table sets forth our revenues by geographic market for years ended December 31, 2003, 2004 and 2005.

	Year ended December 31,
	2004		2005		2006
	(in millions of Pesos of constant purchasing power as of December 31, 2006)
United States and Europe	Ps.	12,296	Ps.	14,327	Ps.	16,310
Mexico	8,368		8,891		9,617
Venezuela	3,822		3,221		3,132
Central America	1,314		1,424		1,595

Total	Ps.	25,800	Ps.	27,863	Ps.	30,654

Strategy

Our strategy for growth is to focus on our core business—the manufacturing of tortillas, corn flour and wheat flour—and to capitalize upon our leading positions in the corn flour and tortilla industries.  We have taken advantage of the increasing popularity of Mexican food and, more importantly, tortillas in the U.S., European and Asia and Oceania markets.  We have also taken advantage from the adoption of tortillas by the U.S. general market and by Europeans for the preparation of different recipes other than Mexican food, and from the flexibility of our wraps and new product concepts we have launched such as low-fat, carb-balance and multigrain.  We are continuously considering potential acquisitions which could improve our market share, profitability and fit into our overall strategy.  Our strategy includes the following key elements:

Expand in the Growing Retail and Food Service Tortilla Markets in New Regions in the United States:  We believe that the size and growth of the U.S. retail and food service tortilla markets offer significant opportunities for expansion.

Enter and Expand in the Tortilla Markets in Other Regions of the World: We believe that new markets in other continents such as Europe, Asia and Oceania offer us significant opportunities.  We believe our acquisitions in Europe will enable us to better serve markets in Europe and in the Middle East through stronger vertical integration, improvements in logistical efficiencies, and enhanced knowledge of our local markets.  In Asia, we have established a presence with our first tortilla plant in China, which opened in September 2006.  Our presence in China will enable us to offer our customers fresh products and respond more quickly to their needs.  We have also strengthened our presence in Oceania with the acquisition of two tortilla companies in Australia.  We also expanded our business portfolio with the acquisition of Pride Valley Foods, a company based in England, which manufactures products similar to tortillas, such as pita, chapatti, and naan bread, as well as tortillas.  We will continue to evaluate ways to profitably expand into these rapidly growing markets.

Continue the Process of Establishing Gruma Corporation’s MISSION® and GUERRERO® Tortilla Brands as the First and Second National Brands in the United States:  We intend to achieve this by increasing our efforts at building brand name recognition and by further expanding and utilizing Gruma Corporation’s distribution network, first in Gruma Corporation’s existing markets, where we believe there is potential for further growth, and second, in regions where Gruma Corporation currently does not have a significant presence but where we believe strong demand for tortillas already exists.

Encourage Transition from Traditional Cooked-Corn Method to Corn Flour Method:  We pioneered the dry corn flour method of tortilla production, which offers several advantages over the centuries-old traditional wet corn dough method.  We continue to view the transition from the traditional method to the corn flour method of making tortillas and tortilla chips as the primary opportunity for increased corn flour sales.  We will continue to encourage this transition through improving customer service, advertising and promoting principally our MASECA® brand corn flour, as well as leveraging off of our manufacturing capacity and distribution networks.  In addition, we see as an opportunity the fact that corn flour is more environmentally friendly than the traditional method.

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

U.S. and European Operations

Overview

We conduct our United States and European operations principally through our subsidiary, Gruma Corporation, which manufactures and distributes corn flour, packaged tortillas, corn chips and related products.  The Asia and Oceania operations were reported in our financial statements under Gruma Corporation through December 2006, but since 2007 the Asia and Oceania operations have been reported as a separate business unit.  Gruma Corporation commenced operations in the United States in 1977, initially developing a presence in certain major tortilla consumption markets by acquiring small tortilla manufacturers and converting their production processes from the traditional “wet corn dough” method to our dry corn flour method.  Eventually, we began to build our own state-of-the-art tortilla plants in certain major tortilla consumption markets.  We have vertically integrated our operations by (i) building corn flour and tortilla manufacturing facilities; (ii) establishing corn purchasing operations; (iii) launching marketing and advertising campaigns to develop brand name recognition; (iv) expanding distribution networks for corn flour and tortilla products, and; (v) using our technology to design and build proprietary corn flour, tortilla and tortilla chip manufacturing machinery.

In September 1996, we combined our U.S. corn flour milling operations with Archer-Daniels-Midland’s corn flour milling operations into a newly formed limited partnership, known as Azteca Milling, L.P., in which Gruma Corporation holds an 80% interest.

During 2000, Gruma Corporation opened its first European tortilla plant in England, initiating our entry into the European market.  During 2004 Gruma Corporation concluded two small acquisitions in Europe, a tortilla plant in Holland and a 51% ownership of a corn flour plant in Italy in an effort to strengthen our presence in that region.  During 2006, Gruma Corporation acquired a company in England, which we believe will allow us to expand our product portfolio with new types of flat breads.  In addition, Gruma Corporation also purchased the remaining 49% ownership interest in Nuova De Franceschi & Figli, a corn flour company based in Italy, in which we previously held a 51% ownership interest.

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

Principal Products.  Mission Foods manufactures and distributes packaged corn and wheat tortillas and related products (which include tortilla chips) under the MISSION® and GUERRERO® brand names in the United States, as well as other minor regional brands.  By continuing to build MISSION® into a strong national brand for the general consumer market and GUERRERO® into a strong Hispanic consumer focused brand, Mission Foods expects to increase market penetration, brand awareness and profitability.  Azteca Milling manufactures and distributes corn flour in the United States under the MASECA® brand.

Sales and Marketing.  Mission Foods serves both retail and food service customers.  Retail customers, which represent most of our business, include supermarkets, mass merchandisers and smaller independent stores.  Our food service customers include major chain restaurants, food service distributors, schools, hospitals and the military.

In the tortilla market, Mission Foods’ current marketing strategy is to increase market penetration by increasing consumer awareness of tortilla products in general, to expand into new regions and to focus on product innovation and customer needs.  Mission Foods promotes its products primarily through cooperative advertising programs with supermarkets as well as radio and television advertising, targeting both Hispanic and non-Hispanic populations.  We believe these efforts have contributed to greater consumer awareness.  Mission Foods also targets food service companies and works with restaurants, institutions and distributors to address their individual needs and provide them with a full line of products.  Mission Foods continuously attempts to identify new customers and markets for its tortillas and related products in the United States and, more recently, in Europe.

Azteca Milling distributes approximately 38% of the corn flour it produces to Mission Foods’ plants throughout the United States and Europe.  Azteca Milling’s third-party customers consist largely of other tortilla manufacturers, corn chip producers, retail customers and wholesalers.  Azteca Milling sells corn flour in various quantities, ranging from four-pound retail packages to bulk railcar loads.

We anticipate continued growth in the U.S. market for corn flour, tortillas, and related products.  We believe that the growing consumption of Mexican-style foods by non-Hispanics will continue to increase demand for tortillas and tortilla related products, particularly flour tortillas.  Also influential is the fact that tortillas are no longer solely used as Mexican food, for example, the use of tortillas for wraps, which will continue to increase demand for tortillas.  Growth in recent years in the corn flour market is attributable to this increase of corn tortilla and tortilla chip consumption in the U.S. market as well as the conversion of tortilla and tortilla chip producers from the wet corn dough process to our dry corn flour method, the increase of Hispanic population, the consumption of tortillas and tortilla chips by the general consumer market, and stronger and increased distribution.

Competition and Market Position.  We believe the tortilla market is highly fragmented, regional in nature and extremely competitive.  Mission Foods’ main competitors are hundreds of tortilla producers who manufacture locally or regionally and tend to be sole proprietorships.  However, a few competitors have a presence in several U.S. regions.  In addition, a few large companies have tortilla manufacturing divisions that compete with Mission Foods, for example, Tyson, Bimbo, Hormel Foods, Flowers and General Mills.  We believe Mission Foods is one of the leading manufacturers and distributors of packaged tortillas and related products throughout the United States and Europe.

Competitors within the corn flour milling industry include Minsa and corn flour milling divisions of large companies, such as Cargill.  Azteca Milling competes with these corn flour manufacturers in the United States primarily on the basis of superior quality, technical support, customer service and brand recognition.  However, we believe there is great potential for growth by converting tortilla and tortilla chip manufacturers that still use the traditional method to our corn flour method.  We believe Azteca Milling is one of the leading producers of corn flour in the United States.

We believe there is a significant growth potential for tortillas in Europe.  Approximately two-thirds of our production is allocated to foodservice, while the remaining one-third is for retail.  We believe we are one of the largest tortilla producers in Europe, and our main competitors in Europe are General Mills and Santa Maria.

Operation and Capital Expenditures.  Annual total production capacity for Gruma Corporation is estimated at 2.0 million metric tons as of December 31, 2006, with an average utilization of 80% in 2006.  The average size of our plants measured in square meters is approximately 8,545 (about 92,000 square feet) as of December 31, 2006.  Capital expenditures for the past three years were U.S.$327.1 million, mostly for expansion and upgrades of existing facilities, the construction of new tortilla plants in Pennsylvania and China, as well as several acquisitions: three in Europe, two in Australia, one in Las Vegas, Nevada, one in San Francisco, California, and the tortilla assets of CHS which consisted of three plants (Forth Worth, Texas, Phoenix, Arizona and New Brighton, Minnesota).  Gruma Corporation also purchased the remaining 49% ownership interest in Nuova De Franceschi & Figli, a corn flour company based in Italy, in which we previously held a 51% ownership interest. Gruma Corporation’s capital expenditures projected for 2007 will be approximately U.S$140 million and include capacity expansions at existing facilities and manufacturing and technology upgrades, as well as the construction of a tortilla plant in Southern California.  These budgeted capital expenditures do not include any potential acquisitions.

Mission Foods produces its packaged tortillas and other related products at 22 manufacturing facilities worldwide.  Nineteen of these facilities are located in large population centers throughout the United States.  Outside the United States, Mission Foods has two plants in England and one plant in The Netherlands.

Mission Foods is committed to offering the best quality products to its customers and uses the American Institute of Baking (AIB) food safety standards to measure and ensure food compliance with this commitment. AIB is a corporation founded in 1919 by the North American wholesale and retail baking industries that is dedicated to protecting the safety of the food supply chain.  All of the Mission Foods manufacturing facilities worldwide have earned either a superior or excellent category rating from the AIB.  Many of Mission Foods’s U.S. plants have earned the AIB’s highest award, the combined AIB-HAACP certification, with the exception of the recently acquired plants in Nevada, Texas, Arizona, Minnesota and California, as well as the recently constructed plant in Pennsylvania.  We anticipate these plants will complete their HAACP certification during the next two years.  Besides the AIB, Mission Foods plants are regularly evaluated by other third party organizations as well as customers.  Our plants in England and The Netherlands are also evaluated by other third party organizations such as International Food Standards and British Retail Consortium.

Azteca Milling produces corn flour at six plants located in Amarillo, Edinburg and Plainview, Texas; Evansville, Indiana; Henderson, Kentucky; and Madera, California.  Gruma Corporation also produces corn flour at a plant in Ceggia, Italy.  The majority of our plants are located within important corn growing areas.  Due to Azteca Milling’s manufacturing practices and processes, we are the only corn milling company to achieve ISO 9002 certification as well as certification by the American Institute of Baking.  All six facilities located in the U.S. have achieved ISO 9002 certification.  The corn flour plant in Italy has both AIB and International Food Standards certifications.

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

Raw Materials.  Corn is the principal raw material used in the production of corn flour, which is purchased from local producers.  Azteca Milling buys corn only from farmers and grain elevators that agree to supply varieties of corn approved for human consumption.  Azteca Milling tests and monitors for corn not approved for human consumption, for certain strains of bacteria, fungi metabolites and chemicals.  In addition, Azteca Milling applies certain testing protocols to incoming raw materials to identify genetically modified products not approved for human consumption.

Because corn prices tend to be somewhat volatile, Azteca Milling engages in a variety of hedging activities in connection with the purchase of its corn supplies, including the purchase of corn futures contracts.  In so doing, Azteca Milling attempts to assure corn availability approximately 12 months in advance of harvest time and guard against price volatility approximately 6 months in advance.  The Texas Panhandle currently is the single largest source of food-grade corn.  Azteca Milling is also involved in short-term contracts for corn procurement with many corn suppliers.  Where suppliers fail to deliver, Azteca Milling can easily access the spot markets.  Azteca Milling does not anticipate any difficulties in securing adequate corn supplies in the future.

Corn flour for Mission Foods’ products is supplied by Azteca Milling and, to a much lesser extent, by GIMSA and our corn flour operations in Italy.

Wheat flour for the production of wheat tortillas and other types of wheat flat breads is purchased from third party producers at prices prevailing in the commodities markets.  Mission Foods believes the market for wheat flour is sufficiently large and competitive to ensure that wheat flour will be available at competitive prices to supply our needs.  Contracts for wheat flour supply are made on a short-term basis.

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

GIMSA—Corn Flour Operation

Principal Products.  GIMSA produces, distributes and sells corn flour in Mexico, which is then used in the preparation of tortillas and other related products.  In 2006, GIMSA had net sales of Ps.7,388 million.  We believe GIMSA is one of the largest corn flour producers in Mexico.  GIMSA estimates that its corn flour is used in one third of the corn tortillas consumed in Mexico.  It sells corn flour in Mexico mainly under the brand name MASECA®.  MASECA® flour is a ready-mixed corn flour that becomes a dough when water is added.  This corn dough can then be pressed to an appropriate thickness, cut to shape and cooked to produce tortillas and similar food products.

GIMSA produces over 40 varieties of corn flour for the manufacture of different food products which are developed to meet the requirements of our different types of customers according to the kind of tortillas they produce and markets they serve.  It sells corn flour to tortilla and tortilla chip manufacturers as well as in the retail market.  GIMSA’s principal corn flour product is MASECA®, a standard fine-textured, white corn flour used to manufacture tortillas.  GIMSA also produces and sells tortillas through several small tortilla shops mainly located in central Mexico.  GIMSA’s tortilla sales represent approximately 1% of its total sales volume and approximately 2% of its net sales.  As a result of the aforementioned acquisition of Agroinsa, GIMSA also sells wheat flour and other products.

Sales and Marketing.  GIMSA sells packaged corn flour in bulk principally to thousands of small tortilla and tortilla chip manufacturers, or tortillerías, which purchase in 20-kilogram sacks and produce tortillas on their premises for sale to local markets. Additionally, GIMSA sells packaged corn flour in the retail market, which purchases in one-kilogram packages. To a lesser extent, GIMSA also produces and sells tortillas to the end consumer.

The following table sets forth GIMSA’s bulk and retail sales volumes of corn flour, tortilla sales volume and other products for the periods indicated.

	Year Ended December 31,
	2004		2005		2006
	Tons	%	Tons	%	Tons	%
Corn Flour
Bulk	1,223,585	85	1,252,794	79	1,330,123	77
Retail	207,858	14	225,485	14	262,551	15
Tortillas	16,400	1	14,852	1	15,069	1
Other			88,614	6	126,398	7

Total	1,447,843	100	1,581,745	100	1,734,141	100

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

We believe in the benefits of our dry corn flour method and, thus also, believe that we have substantial opportunities for growth by encouraging a transition to our method.  Corn flour is primarily used to produce corn tortillas, a principal staple of the Mexican diet.  The tortilla industry is one of the largest industries in Mexico as tortillas constitute the single largest component of Mexico’s food industry.  However, there is still reluctance to abandon traditional practice, particularly in central and southern Mexico, because corn dough producers and/or tortilla producers using the traditional method incur lower expenses by working in an informal economy.  Additionally, generally such producers are not required to comply with environmental regulations, which also represent savings for them.  To the extent regulations in Mexico are enforced and we and our competitors are on the same footing, we expect to benefit from these developments.

GIMSA has embarked on several programs to promote corn flour sales to tortilla producers and consumers.  GIMSA offers incentives to potential customers, such as small independent tortillerías, to convert to the corn flour method from the traditional wet corn dough method.  The incentives GIMSA offers include new, easy to use equipment designed specifically for small-volume users, financing, and individualized training.  For example, in order to assist traditional tortilla producers in making the transition to corn flour, GIMSA also sells specially designed mixers made by Tecnomaíz, S.A. de C.V., or Tecnomaíz, one of our research and development subsidiaries.  For more information about our research and development department, see “—Miscellaneous—INTASA—Technology and Equipment Operations.”  GIMSA also helps its tortillería customers to improve sales by directing consumer promotions to heighten the desirability of their products and increase consumption, which, in turn, should increase corn flour sales.  These efforts to improve sales include prime time advertising on television as well as radio, magazine and billboard advertising.  In 2006, GIMSA’s specialized sales teams continued their efforts to provide better and more individualized service to different types of customers.  During 2007, we will focus on the development of new sales programs to strengthen our commercial relationships with our current customers and the expansion of our coverage to areas with low consumption of corn flour to attract new customers with programs designed specifically for these markets.

GIMSA has implemented initiatives focused on developing a successful business model for its customers to increase the consumption of corn-flour based products generally and its products specifically.  GIMSA’s strategy is based on a comprehensive business proposal that includes the following product, service and marketing objectives:

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

GIMSA has continued working with its customers to reinforce these initiatives and intends to continue focusing on supplying the corn flour required by our customers according to their needs and assist them with the training and technical support that will help them create a more profitable operation.

GIMSA has implemented a national marketing campaign in Mexico to emphasize the benefits and nutritional value of tortillas made with 100% MASECA® corn flour.  This campaign targetes both consumption of tortillas made by GIMSA’s customers and consumption of its retail corn flour packages sold directly to consumers by repositioning the use of corn flour not only for making tortillas but for a wide variety of foods which are part of the Mexican diet.  We believe this campaign has helped to increase the recognition of the MASECA® brand, created a greater awareness about tortillas made with 100% MASECA® corn flour and created a greater awareness of the nutritional value of tortillas made of natural ingredients.  We believe this campaign has also helped us to position MASECA® corn flour as a nutritional product which can be used in the production of tortillas and other foods.  In addition, we believe that this campaign has also helped contribute to the perception that tortillas are a healthy alternative to other food products.  During 2006, GIMSA’s national marketing campaign reinforced the previous message with respect to the nutritional value of the tortilla, targeted Mexico’s young population and emphasized where tortillas made from MASECA® corn flour could be purchased.

Competition and Market Position.  GIMSA faces competition on three levels—from other corn flour producers, from sellers of wet corn dough and from the many tortillerías that produce their own wet corn dough on their premises.  Our estimates indicate that about half of tortilla producers continue to use the traditional wet corn dough method.

GIMSA’s biggest challenge in increasing its market share is the prevalence of the traditional method.  In the corn flour industry, GIMSA’s principal competitors are Grupo Minsa, S.A. de C.V. and a few regional corn flour producers.  OPTIMASA, a subsidiary of Cargill de México, built a corn flour plant and began to offer corn flour in the central region of Mexico, therefore becoming a new competitor for GIMSA since 2005.  We compete against other corn flour manufacturers on the basis of quality, brand recognition, technology, customer service and nationwide coverage. We believe that GIMSA has certain competitive advantages resulting from its proprietary technology, greater economies of scale and broad geographic coverage, which may provide it with opportunities to more effectively source raw materials and reduce transportation costs.

Operations and Capital Expenditures.  GIMSA currently owns 19 corn flour mills, all of which are located throughout Mexico, typically within corn growing regions and those of large tortilla consumption.  Two of these plants resulted from GIMSA’s acquisition of 100% of the capital stock of Agroinsa, a company based in Monterrey, Mexico, in August 2005. Even though the two plants operated during 2005, GIMSA decided to relocate their production to other GIMSA plants to increase production efficiency.  The Celaya plant permanently ceased operations on December 1, 2005 and the Monterrey plant permanently ceased corn flour operations on April 1, 2006, but still produces wheat flour and other products.  In addition, GIMSA owns 163 small tortilla shops throughout Mexico.

One of GIMSA’s plants (Chalco) is temporarily closed.  The Chalco plant has been inactive since October 1999.  GIMSA has temporarily shifted production to other plants to achieve savings in overhead costs.  These idled assets are not being depreciated since the carrying value is expected to be recovered and the remaining useful life is maintained.  GIMSA will consider reopening this plant should market demands require additional capacity.

In recent years, GIMSA’s capital expenditures were primarily used to update technology and corn flour production process and to a lesser extent for acquisitions.  In 2006, GIMSA began capacity expansions at its Mérida and Mexicali plants.  GIMSA spent U.S.$106.3 million, for these purposes from 2004 to 2006.  Although no assurances can be given as to future levels of capital expenditures, during first quarter of 2007 GIMSA spent U.S.$6.2 million on investments in its fixed assets and currently projects total investments in fixed assets during 2007 of approximately U.S.$32 million, which will be used primarily for capacity expansion in the Mexicali and Mérida plants and for upgrading production equipment, acquisition of transportation equipment and information technology upgrades.  As of December 31, 2006, on average, the size of our plants measured in square meters was approximately 20,315 (approximately 218,700 square feet).

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

Raw Materials.  Corn is the principal raw material required for the production of corn flour, and constituted approximately 59% of GIMSA’s cost of sales for 2006.  We purchase corn primarily from Mexican growers and grain elevators, and from world markets at international prices under import permits granted by the Mexican government.  All of our domestic corn purchases are made on a spot basis pursuant to short-term contractual arrangements, some of which are in the form of oral agreements entered into at the beginning of the harvest.

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

Traditionally, domestic corn prices in Mexico tend to be higher than those abroad, and typically follow trends in the international market only when corn prices are increasing.  During most periods, the price at which GIMSA purchases corn depends on the international corn market.  As a result, corn prices are sometimes unstable and volatile.  For more information regarding the government’s effect on corn prices, see “Item 4.  Information on the Company—Regulation.”

By the end of 2006, the price of corn set by the Chicago Board of Trade and the average price of Mexican corn increased dramatically principally from corn being used in connection with the manufacture of ethanol, a substitute for gasoline, as well as other bio-fuels. Consequently, the price of corn flour and corn tortillas, the main food staple in Mexico, increased due to such increases in the international and domestic international prices of corn. In order to stabilize the price of tortillas, the Mexican government promoted two agreements among the various parties involved in the corn-corn flour-tortilla production chain. The first agreement was effective from January 15 through April 30, 2007.  On April 25, 2007, the Mexican government announced a second agreement that extended the term through August 15, 2007.

The Mexican government petitioned our company, among others, to voluntarily participate in these agreements through which we agreed to establish a price ceiling for our corn flour. Through these agreements: (i) corn flour producers have agreed to maintain an average price of Ps. 5.00 per kilo of corn flour; (ii) Wal-Mart and retailers affiliated to the Asociación Nacional de Tiendas de Autoservicios, or National Association of Supermarkets, have agreed to sell tortillas at an average price of Ps. 6.50 per kilo, and; (iii) small tortilla manufacturers, or tortillerías, have agreed to sell tortillas at an average price of Ps. 8.50 per kilo.

As a result, our corn flour prices do not reflect the recent increase in our cost of corn, which resulted in a significant deterioration in the financial performance of GIMSA during the first quarter of 2007, which may continue to the extent the company does not increase prices. While the Mexican government has not directly fixed or capped corn flour or tortilla prices, it has strongly encouraged Mexican producers and retailers to voluntarily do so until the next harvest of Mexican corn crops. We intend to fully abide by the terms of these agreements. We cannot assure you that there will not be another extension of the agreements, that we will fully comply with their terms at all times or that the Mexican government will not take actions that could adversely affect our financial condition and results of operations.

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

Sales and Marketing.  In 2006, approximately 90% of Molinera’s wheat flour production was sold in bulk and 10% was sold for the retail segment.  Most of the bulk sales are made to thousands of bakeries and, to a lesser extent, to cookie and pasta manufacturers.  Most of the retail sales are made to large supermarkets and wholesalers throughout Mexico.  Through wholesalers, our products are distributed to small grocery stores.

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

Competition and Market Position.  We believe that we are one of Mexico’s largest wheat flour producers based on revenues and sales volume.  Molinera de México competes with many small wheat flour producers.  We believe the wheat flour industry is highly fragmented and estimate that there are about 90 participants.  Our main competitors are Bimbo, Munsa, Trimex, Tablex, La Espiga and Elizondo.

Operations and Capital Expenditures.  We own and operate nine wheat flour plants, in one of which we hold only a 40% ownership interest.  The facilities’ average extent of utilization is estimated at 77% for 2006.  On average, the size of our plants measured in square meters is approximately 11,300 (approximately 121,200 square feet) as of December 31, 2006.

Capital expenditures from 2004 through 2006 amounted to U.S.$12.3 million.  Molinera de México’s capital expenditures in 2007 are projected to be U.S.$7.1 million, which will be used primarily for capacity expansions at the Obregon and Celaya plants, transportation equipment, and additional upgrades.

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

Gruma Centroamérica

Principal Products.  Gruma Centroamérica produces corn flour, and to a lesser extent tortillas and snacks.  We also cultivate and sell hearts of palm and process and sell rice.  We believe we are one of the largest corn flour producers in the region.  We sell corn flour under the MASECA®, TORTIMASA®, MASARICA® and MINSA® brands.  In Costa Rica, we sell packaged tortillas under the TORTI RICA® and MISIÓN® brands.  We operate a Costa Rican snack operation which manufactures tortilla chips, potato chips and similar products under the TOSTY® brand.  Hearts of palm are exported to numerous European countries as well as the United States, Canada, Chile and México.

Sales and Marketing.  The largest portion, 181,000 tons or 56%, of Gruma Centroamérica’s sales volume in 2006 derived from the sale of corn flour.

Gruma Centroamérica corn flour bulk sales are oriented predominantly to small tortilla manufacturers through direct delivery and wholesalers.  Supermarkets make up the customer base for retail corn flour.  Bulk sales volume represented approximately 74% and retail sales represented approximately 26% of Gruma Centroamérica’s corn flour sales volume during 2006.

Competition and Market Position.  We believe that we are one the largest corn flour producers in Central America based on revenues and sales volume.  We believe that there is significant potential for growth in Central America as corn flour is used in only approximately 14% of all tortilla production; the majority of tortilla manufacturers use the wet corn dough method.  Additionally, we believe we are one of the largest producers of tortillas, and snacks, and one of the largest processors of rice.

Within the corn flour industry, our main competitors are Del Comal and Instamasa.  However, one of our main growth potentials is to convert tortilla manufacturers that still use the traditional method to our corn flour method.

Operations and Capital Expenditures.  We had an annual installed production capacity of 266,483 tons for corn flour and other products as of December 31, 2006, with an average utilization of approximately 85% during 2006.  We operate one corn flour plant in Costa Rica, Honduras, El Salvador, and two plants in Guatemala for a total of five plants throughout the region.  In Costa Rica, we also have one plant producing tortillas, one plant producing snacks, one plant processing hearts of palm and one plant processing rice.  In Nicaragua we have one small tortilla plant and in Ecuador we lease a facility which processes hearts of palm.  On average, the size of our plants measured in square meters is approximately 3,000 (approximately 32,300 square feet) as of December 31, 2006.

During 2004, 2005 and 2006 most of our capital expenditures were oriented to technology upgrades, the expansion of a tortilla plant and a corn flour plant, a distribution center and administrative offices in Costa Rica.  Total capital expenditures for the past three years was approximately U.S.$15.7 million.  Capital expenditures for 2007 are projected to be U.S.$15.6 million, which will be used primarily for the expansion of the corn flour plant in Honduras and manufacturing upgrades.

Seasonality.  Typically, corn flour sales volume is lower during the second quarter of the year due to higher availability and lower prices of corn.  Most of our products sales increase during the fourth quarter as demand is higher during the holidays.

Raw Materials.  Corn is the most important raw material needed in our operations and is obtained primarily from imports from the United states and from local growers.  All countries in which we have corn flour plants, except Costa Rica, do not restrict corn import permits granted by the United States.  Price fluctuation and volatility are subject to domestic conditions, such as annual crop results and international conditions.

Gruma Venezuela

Overview

In 1993, we entered the Venezuelan corn flour industry through a participation in DEMASECA, a corn flour company in Venezuela.  In August 1999, we acquired 95% of DAMCA International Corporation, a Delaware corporation which owned 100% of MONACA, Venezuela’s second largest corn and wheat flour producer at that time, for approximately U.S.$94 million.  Additionally, Archer-Daniels-Midland acquired the remaining 5% interest in MONACA.

In April 2006, we entered into a contract to sell a 40% stake in MONACA to our current partner in DEMASECA at a price of U.S.$65.6 million.  As of June 15, 2007, we had received US$39.6 million of this amount. The total payment of the sale price and the respective delivery of our interests in MONACA will be completed in a series of installments that will end in December 2007.  Not withstanding the foregoing, the purchaser will not have voting or other corporate rights with respect to such interests until the full purchase price is paid. In addition to such transaction, we agreed to: (i) purchase an additional 10% ownership interest in DEMASECA at a price of U.S.$2.6 million; (ii) purchase from ADM a 2% stake in MONACA at a price of U.S.$3.28 million, and; (iii) sell to ADM a 3% interest in DEMASECA at a price of U.S.$0.78 million.  Upon completion of these transactions, we will own a 57% interest, our partner will own a 40% interest and ADM will own a 3% interest in each of DEMASECA and MONACA. DEMASECA and MONACA are collectively referred to as “Gruma Venezuela.”

DEMASECA and MONACA

Principal Products.  Gruma Venezuela produces and distributes corn flour as well as wheat flour, rice, oats and other products.  We sell corn flour under the brand names JUANA®, TIA BERTA®, DECASA®, and DEMASA®.  We sell wheat flour under the ROBIN HOOD® and POLAR® brand, rice under the MONICA® brand and oats under the LASSIE® brand.

Sales and Marketing.  Venezuelans use corn flour to produce and consume arepas, which are made at home or in restaurants for household consumption rather than manufactured by specialty shops or other large manufacturers.  In 2006, we sold corn flour only in the retail market in one kilogram bags to independent distributors, supermarkets, wholesalers, and governmental social welfare and distribution programs.  We also sell wheat flour both in bulk and retailer, distributing it in 45 kilogram bags and in one kilogram bags, respectively.  Bulk sales to customers such as bakeries made up approximately 79% of our total wheat flour sales volume in 2006.  The remaining 21% of sales in 2006 were in the retail market, which includes independent distributors, supermarkets and wholesalers.

Competition and Market Position.  With the MONACA acquisition in 1999, we significantly increased our share of the corn flour market and entered the wheat flour market.  We believe we are one of the largest corn flour and wheat flour producers in Venezuela.

In corn flour, our main competitor is Alimentos Polar, and, to a lesser extent, Industria Venezolana Maizera PROAREPA, Asoportuguesa and La Lucha.  In wheat flour, our principal competitor is Cargill.

Operation and Capital Expenditures.  We operate five corn flour plants, four wheat flour plants, two rice plants, and two plants that produce oats and spices in Venezuela with a total annual production capacity of 764,087 tons as of December 31, 2006 and an average utilization of approximately 61% during 2006.  However, one corn flour plant, representing 47,143 tons, and one rice plant, representing 48,462 tons, are temporarily idle.  On average, the size of our plants measured in square meters is approximately 9,200 (approximately 99,000 square feet) as of December 31, 2006.

Capital expenditures for the past three years were U.S.$47 million.  Capital expenditures for 2007 are expected to be U.S.$15.6 million and are expected to be focused on the construction of a wheat flour mill and upgrades for manufacturing and information technologies.

Seasonality.  Sales fluctuate seasonally as demand for flour-based products is lower during those months when most schools are closed for vacation.  In addition, sales are higher in November as customers build inventory to satisfy increased demand during the holiday season in December.

Raw Materials.  Corn and wheat are our most important raw materials.  Corn is purchased in Venezuela and is subject to the corn market’s volatility and governmental regulations related to prices, quantities and storage facilities.  Corn prices are fixed by a government agency.  Approximately 87% of our wheat is purchased from the U.S. and Canada, and more recently, the remaining 13%, also from Argentina,  with its availability and price volatility dependent upon those markets.  We do not engage in any type of hedging activity for our supplies since exchange rate policies and country risk for Venezuela constraints our capacity to transfer funds abroad in order to fund any hedging strategy.

Miscellaneous—INTASA—Technology and Equipment Operations

We have had our own technology operations since our founding.  Since 1976 our technology and equipment operations have been conducted principally through INTASA, which has two subsidiaries:  Tecnomaíz, S.A. de C.V., or Tecnomaíz, and Constructora Industrial Agropecuaria, S.A. de C.V., or CIASA.  The principal activity of these subsidiaries is to provide research and development, equipment, and construction services to us and small equipment to third parties.  Through Tecnomaíz, we also engage in the design, manufacture and sale of machines for the production of tortillas and tortilla chips.  The machinery for the tortilla industry includes a range of capacities, from machines that make 50 to 300 corn tortillas per minute to dough mixers.  The equipment is sold under the TORTEC® and BATITEC® trademarks in Mexico.  Tecnomaíz also manufactures high volume energy efficient corn and wheat tortilla systems that can produce up to 1,200 corn tortillas and 600 wheat tortillas per minute.

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

GFNorte Investment

As of June 15, 2007, we held approximately 9.86% of the outstanding shares of GFNorte, a Mexican finance services holding company and parent of Banco Mercantil del Norte, S.A., or Banorte, a Mexican bank.  As of the same date, our investment in GFNorte represented approximately 9% or Ps.2,593 million of our total assets and 40% of our majority net income for the year.  In accordance with Mexican GAAP, GFNorte’s results of operations are accounted for in our consolidated results of operations using the equity method of accounting.

REGULATION

Mexican Regulation

Corn Commercialization Program

To support the commercialization of corn for Mexican corn growers, Mexico’s Secretary of Agriculture, Livestock, Rural Development, Fisheries and Food Ministry (Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, or SAGARPA), through the Agricultural Incentives and Services Agency (Apoyos y Servicios a la Comercialización Agropecuaria, or ASERCA), has implemented a program designed to promote corn sales in certain regions of Mexico. The program includes the following objectives:

•                              Support corn growers by setting target prices and paying the difference versus market price.

•                              Support corn growers by providing economic support to reduce the cost of raw materials required for corn crops.

•                              Support a portion of the freight expenses related to the distribution of corn surpluses to regions away from the corn growing area in seasons when there is a surplus.  This support for freight expenses applies to any corn buyer that can prove that the purchased corn will be consumed in regions where there is no corn available and that are distant from the regions where corn is grown.

Environmental Regulations

Our Mexican operations are subject to Mexican federal, state and municipal laws and regulations relating to the protection of the environment.  The principal federal environmental laws are the Ley General de Equilibrio Ecológico y Protección al Ambiente, or General Law of Ecological Equilibrium and Protection of the Environment, or the Mexican Environmental Law, which is enforced by the Secretaría de Medio Ambiente y Recursos Naturales, or Ministry of the Environment and Natural Resources, or SEMARNAT and the Ley Federal de Derechos or the Mexican Federal Law of Governmental Fees.  Under the Mexican Environmental Law, each of our facilities engaged in the production of corn flour, wheat flour, and packaged tortillas is required to obtain an operating license from SEMARNAT upon initiating operations, and then annually submit a certificate of operation to maintain the operating license.  Furthermore, the Mexican Federal Law of Governmental Fees requires that Mexican manufacturing plants pay a fee for the discharge of residual waste water to drainage.  Rules have been issued concerning hazardous substances and water, air and noise pollution.  In particular, Mexican environmental laws and regulations require that Mexican companies file periodic reports with respect to air and water emissions and hazardous wastes.  Additionally, they also establish standards for waste water discharge.  We must also comply with zoning regulations as well and rules regarding health, working conditions and commercial matters.  SEMARNAT and the Federal Bureau of Environmental Protection can bring administrative and criminal proceedings against companies that violate environmental laws, as well as close non-complying facilities.

We believe we are currently in compliance in all material respects with all applicable Mexican environmental regulations.  The level of environmental regulation and enforcement in Mexico has increased in recent years.  We expect this trend to continue and to be accelerated by international agreements between Mexico and the United States.  To the extent that new environmental regulations are issued in Mexico, we may be required to incur additional remedial capital expenditures to comply.  Management is not aware of any pending regulatory changes that would require additional remedial capital expenditures in a significant amount.

Competition Regulations

The Ley Federal de Competencia Económica or Mexican Competition Law, and the Reglamento de la Ley Federal de Competencia Económica or Regulations of the Mexican Competition Law, regulate monopolies and monopolistic practices, and require the Mexican government approval for certain mergers and acquisitions.  The Mexican Competition Law grants the government the authority to establish price controls for products and services of national interest qualified as such by Presidential decree, and established the Comisión Federal de Competencia, or Federal Competition Commission, to enforce the law. Mergers and acquisitions and other transactions that may restrain trade or that may result in monopolistic or anti-competitive practices or combinations must be approved by the Federal Competition Commission. The Mexican Competition Law may potentially limit our business combinations, mergers and acquisitions and may subject us to greater scrutiny in the future in light of our market presence, although it has had little effect on our operations, and we do not believe that this legislation will have a material adverse effect on our existing or developing business operations.

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

Central American and Venezuelan Regulation

Gruma Centroamérica and Gruma Venezuela are subject to regulation in each country in which they operate.  We believe that Gruma Centroamérica and Gruma Venezuela are currently in compliance with all applicable legal requirements in all material respects.

Asia and Oceania Regulation

We are subject to regulation in each country in which we operate in Asia and Oceania.  We believe that we are currently in compliance with all applicable legal requirements in all material respects.

ITEM 4A.                                            Unresolved Staff Comments.

None.

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

Overview of Accounting Presentation

Effects of Inflation

Mexican GAAP requires that financial statements recognize the effects of inflation in accordance with Bulletins B-10 and B-15 issued by CINIF.  The purpose of this methodology is to present all information in comparable monetary units and thereby mitigate the distortive effect of inflation in the financial statements.  Unless otherwise stated herein, the financial statements and other financial data in this Annual Report have been restated in pesos of constant purchasing power as of December 31, 2006.

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

Bulletin B-15 prescribes the methodology for restating and translating the financial statements of a Mexican company’s non-Mexican subsidiaries into Mexican GAAP for purposes of recognizing the effects of inflation in such financial statements.  Bulletin B-15 requires, among other things, that local currency-based financial statements of a non-Mexican subsidiary of a Mexican company for a particular period be: (i) restated by using the relevant inflation rate in the relevant foreign country, and; (ii) then translated into pesos.

Bulletin B-15 also requires that inflation rates in foreign countries be used in calculating monetary position gains or losses on a consolidated basis.  In addition, Bulletin B-15 provides that the consolidated financial statements of a Mexican company for all periods prior to the most recent period are to be restated in pesos of constant purchasing power.  This restatement may be accomplished by using an “international restatement factor,” which takes into account the inflation rates, exchange rate movements and relative net sales in Mexico and the other countries in which we and our subsidiaries operate, rather than using the inflation rate in Mexico.

For comparison purposes, the following table sets forth, for each of the three years ended December 31, 2004, 2005 and 2006:

•                  the international restatement factor used to restate the financial statements data for each of these periods to pesos of constant purchasing power as of December 31, 2006;

•                  the cumulative Mexican National Consumer Price Index for each period which, in the absence of Bulletin B-15, would have been used to restate the financial statements to pesos of constant purchasing power as of December 31, 2006; and

•                  the comparison factor for each period which represents the index that must be applied to the financial statements for each period (which have been restated using the international restatement factor) in order to restate the financial statements and financial data in December 31, 2006 pesos of constant purchasing power using the cumulative Mexican National Consumer Price Index.

Financial data in Mexican pesos as of December 31,	Cumulative International Restatement Factor	Cumulative Mexican National Consumer Price Index	Comparison Factor
2004	3.23	7.52	1.0416
2005	4.45	4.05	0.9962
2006	—	—	1.0000

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

In addition to the above, our net income may be affected by changes in our foreign exchange gain or loss, which may be impacted by significant variations in the peso/dollar exchange rate.  In 2004, we recorded a net foreign exchange loss of Ps.53 million.  During 2005, we recorded a net foreign exchange loss of Ps.53 million.  During 2006, we recorded a net foreign exchange loss of Ps.18 million.

Critical Accounting Policies

Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with Mexican GAAP as issued by the Mexican Financial Reporting Standards Board.  A reconciliation from Mexican GAAP to U.S. GAAP of majority net income and total stockholders’ equity is included in Note 22 to our consolidated financial statements.  The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.

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

Property, Plant and Equipment

We depreciate our property, plant and equipment over their respective estimated useful lives.  Useful lives are based on management’s estimates of the period that the assets will remain in service and generate revenues.  Estimates are based on independent appraisals and the experience of our technical personnel.  To the extent that our estimates are incorrect, our periodic depreciation expense or carrying value of our assets may be impacted.

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

Goodwill and Other Intangible Assets

Intangible assets with definite lives are amortized on a straight-line basis over estimated useful lives.  Goodwill and indefinite-lived intangible assets are no longer amortized, but are subject to annual impairment tests.

A key component of the impairment test is the identification of reporting units and the allocation of goodwill to such reporting unit.  A reporting unit is constituted by a group of one or more cash generating units.  Estimates of fair value are primarily determined using discounted cash flows.  Cash flows are discounted at present value and an impairment loss is recognized if such discounted cash flows are lower than the net book value of the reporting unit.

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

Derivative Financial Instruments

We use derivative financial instruments in the normal course of business, primarily to hedge certain operational and financial risks to which we are exposed, such as: (i) future and options contracts for certain key production requirements like natural gas, heating oil and some raw materials such as corn and wheat, in order to minimize the cash flow variability due to price fluctuations; (ii) interest rate swaps, with the purpose of managing the interest rate risk related to our long-term debt; and (iii) forward contracts and exchange rate option contracts (mainly Mexican peso — U.S. dollar, and in some cases other currencies), in order to hedge the financial risks due to exchange rate fluctuations over part of the quarterly interest payments related to our debt and other obligations denominated in U.S. dollars.

We account for derivative financial instruments used for hedging purposes either as cash-flow hedges or fair value hedges with changes in fair value reported in other comprehensive income and earnings, respectively.  Derivative financial instruments not designated as an accounting hedge are recognized at fair value, with changes in fair value recognized currently in income.

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

RESULTS OF OPERATIONS

The following table sets forth our consolidated income statement data on a Mexican GAAP basis for the years ended December 31, 2004, 2005 and 2006, expressed as a percentage of net sales.  All financial information has been prepared under the Bulletin B-15 methodology.  For a description of the method, see “Presentation of Financial Information” and “—Overview of Accounting Presentation.”

	Year Ended December 31,
	2004	2005	2006
Income Statement Data
Net sales	100%	100%	100%
Cost of sales	64.2	65.3	65.2
Gross profit	35.8	34.7	34.8
Selling, general and administrative expenses	28.1	28.8	29.0
Operating income	7.7	5.9	5.8
Net comprehensive financing cost	(0.3)	(1.0)	(1.1)
Other income (expenses), net	(1.1)	(0.5)	—
Income taxes (current and deferred)	3.1	1.4	1.3
Employee’s statutory profit sharing (current and deferred)	—	0.1	0.1
Other items	1.1	2.1	2.0
Minority interest	0.7	0.6	0.3
Majority net (loss) income	3.7	4.4	5.0

The following table sets forth our net sales and operating income as represented by our principal subsidiaries for 2004, 2005 and 2006.  Net sales and operating income of our subsidiary PRODISA are part of “others and eliminations”.  Financial information with respect to GIMSA includes sales of Ps.194 million, Ps.221 million and Ps.276 million in 2004, 2005 and 2006, respectively, in corn flour to Gruma Corporation, Molinera de México and PRODISA; financial information with respect to Molinera de México includes sales of Ps.21 million, Ps.30 million and Ps.45 million in 2004, 2005 and 2006, respectively, to GIMSA and PRODISA; financial information with respect to PRODISA includes sales of Ps.50 million, Ps.57 million and Ps.64 million in 2004, 2005 and 2006, respectively, in tortilla related products to Gruma Corporation; and financial information with respect to INTASA includes sales of Ps.391 million, Ps.436 million and Ps.911 million in 2004, 2005 and 2006, respectively, in technological support to certain subsidiaries of Gruma, S.A.B. de C.V.  In the process of consolidation, all the aforementioned intercompany transactions are eliminated from the financial statements.

	Year Ended December 31,
	2004				2005				2006
	Net Sales		Operating Income		Net Sales		Operating Income		Net Sales		Operating Income
	(in millions of pesos of constant purchasing power as of December 31, 2006)
Gruma Corporation	Ps.	12,296	Ps.	1,219	Ps.	14,327	Ps.	1,184	Ps.	16,312	Ps.	938
GIMSA	6,222		485		6,791		722		7,388		823
Gruma Venezuela	3,822		213		3,221		(91)		3,132		96
Molinera de México	2,027		(21)		1,956		(131)		2,132		(84)
Gruma Centroamérica	1,314		20		1,424		(2)		1,595		56
Others and eliminations	119		87		144		(49)		95		(46)
Total	Ps.	25,800	Ps.	2,003	Ps.	27,863	Ps.	1,633	Ps.	30,654	Ps.	1,783

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Consolidated Results

GRUMA’s sales volume increased 6% to 4,197 thousand metric tons compared with 3,957 thousand metric tons in 2005.  This increase was driven mainly by sales at GIMSA and Gruma Corporation.  Net sales increased by 10% to Ps.30,654 million during 2006 compared with Ps.27,863 million in 2005 due primarily to sales increases at Gruma Corporation and GIMSA.  Sales from non-Mexican operations constituted 69% of consolidated net sales in 2006 compared to 68% in 2005.

Net Sales by Subsidiary: By major subsidiary, the percentages of consolidated net sales in 2006 and 2005 were as follows:

	Percentage of Consolidated Net Sales
Subsidiary	2005	2006
Gruma Corporation	51.4%	53.2%
GIMSA	24.4	24.1
Gruma Venezuela	11.6	10.2
Molinera de México	7.0	7.0
Gruma Centroamérica	5.1	5.2
Others and eliminations	0.5	0.3

Cost of sales increased by 10% to Ps.19,974 million compared with Ps.18,198 million in 2005, due primarily to Gruma Corporation and GIMSA.  Cost of sales as a percentage of net sales improved slightly to 65.2% from 65.3%.  The improvement was driven mainly by the elimination of tariffs on imported wheat and logistical efficiencies in the handling of raw materials in Gruma Venezuela and, to a lesser extent, lower costs of corn in GIMSA and higher wheat flour prices in Molinera de México.  Selling, general, and administrative expenses (SG&A) increased by 11% to Ps.8,897 million compared with Ps.8,032 million in 2005, due primarily to Gruma Corporation and GIMSA.  SG&A as a percentage of net sales increased slightly to 29.0% from 28.8% in 2005, driven mainly by increases in sales volume, fuel prices, intercompany shipments, promotion and advertising expenses and administrative expenses in Gruma Corporation and, to a lesser extent, due to the cancellation of provisions for administrative expenses during 2005, general salary increases and higher maintenance expenses in Gruma Venezuela.  GRUMA’s operating income increased by 9% to Ps.1,783 million compared with Ps.1,633 million in 2005.  This increase was due primarily to higher operating income from Gruma Venezuela and GIMSA and, to a lesser extent, Gruma Centroamérica and Molinera de México.  As a percentage of net sales, operating income decreased slightly to 5.8% from 5.9% in 2005, due primarily to lower operating margins from Gruma Corporation.

Net comprehensive financing cost increased 19% to Ps.333 million compared with Ps.280 million in 2005.  This rise was due to losses in connection with financial instruments related to corn hedges implemented by Gruma Corporation.

Other expenses, net, decreased 90% to Ps.14 million compared with Ps.147 million in 2005.  The reduction was due primarily to the gain on the sale of GFNorte’s shares and MONACA’s shares, partially offset by impairment losses related principally to Molinera de México.

Provisions for income taxes and employees’ profit sharing increased 9% to Ps.444 million compared with Ps.407 million in 2005.  This increase was due primarily to higher pre-tax income.

GRUMA’s equity in earnings of associated companies, net, including GFNorte, represented income of Ps.613 million in 2006 compared with income of Ps.650 million in 2005.

GRUMA’s net income was Ps.1,604 million in 2006 compared with Ps.1,393 million in 2005.  Majority net income was Ps.1,525 million compared with Ps.1,239 million in 2005.  The 15% increase in total net income and the 23% increase in majority net income was due mainly to higher operating profits and a reduction in other expenses, net.

Subsidiary Results

Gruma Corporation

Sales volume increased 5% to 1,335 thousand metric tons compared with 1,275 thousand metric tons in 2005.  The increase in sales volume was driven largely by the continued strong demand in the U.S. tortilla and corn flour businesses and, to a lesser extent, the effect of additional sales from recently acquired companies, including those in Australia and England.

Net sales increased 14% to Ps.16,312 million during 2006 compared with Ps.14,327 million in 2005, due to price increases implemented during the first and third quarters of 2006 and higher sales volume.

Cost of sales increased 18% to Ps.9,697 million in 2006 compared with Ps.8,245 million in 2005.  As a percentage of net sales, cost of sales increased to 59.4 % from 57.5% due to: (i) higher costs for raw materials (primarily wheat flour), energy, and packaging; (ii) higher costs due to new plants and capacity expansions at existing plants that had not been fully absorbed.  In absolute terms, cost of sales also increased due to the aforementioned sales volume growth.

SG&A increased 16% to Ps.5,676 million in 2006 compared with Ps.4,898 million in 2005 due to higher sales volume, fuel prices, intercompany shipments to new and acquired plants, promotion and advertising expenses, administrative expenses related to management information systems, as well as the new administrative infrastructure built for our Asia and Oceania operations.  SG&A as a percentage of net sales increased to 34.8% in 2006 from 34.2% in 2005.

Operating income as a percentage of net sales declined to 5.8% from 8.3%.  In absolute terms, operating income decreased 21% to Ps.938 million.

GIMSA

Sales volume increased 9% to 1,734 thousand metric tons during 2006 compared with 1,585 thousand metric tons in 2005 mainly as a result of the acquisition of Agroinsa.  Corn flour sales volume increased 4% to 1,595 thousand metric tons, and the sales volume of other products increased 136% to 141 thousand metric tons.  Approximately 74% of GIMSA’s sales volume growth derived from the relocation of production from Agroinsa, whose operations were reflected in GIMSA’s financial results beginning in August 2005.  Net sales increased by 9% to Ps.7,388 million in 2006 compared with Ps.6,791 million in 2005, reflecting higher sales volume.

Cost of sales increased 8% to Ps.5,190 million from Ps.4,801 million in 2005 due to higher sales volume.  Cost of sales as a percentage of net sales decreased to 70.2% from 70.7% due primarily to lower corn costs.

SG&A rose 8% to Ps.1,375 million compared with Ps.1,268 million in 2005 due to the acquisition of Agroinsa, the strengthening of the sales and distribution departments and higher marketing and advertising expenses.  SG&A as a percentage of net sales improved slightly to 18.6% compared with 18.7% in 2005 due to better expense absorption.

Operating income as a percentage of net sales increased to 11.1% from 10.6% and, in absolute terms, increased 14% to Ps.823 million.

Gruma Venezuela

Sales volume increased 1% to 486 thousand tons in 2006 compared with 479 thousand tons in 2005 due to higher wheat flour sales volume.  Net sales decreased 3% to Ps.3,132 million in 2006 compared with Ps.3,221 million in 2005 because price increases rose at a lower rate than inflation.

Cost of sales decreased 11% to Ps.2,456 million in 2006 from Ps.2,771 million in 2005 and, as a percentage of net sales, decreased to 78.4% from 86.0%, due primarily to the elimination of tariffs on imported wheat and logistical efficiencies in the handling of raw materials.

SG&A increased 7% to Ps.580 million compared with Ps.540 million in 2005 due to the cancellation of approximately Ps.33 million in provisions for administrative expenses during 2005, general salary increases and higher maintenance expenses related to an expanded vehicle fleet.  SG&A as a percentage of net sales increased to 18.5% from 16.8% in 2005 due to the same reasons.

Operating income was Ps.96 million compared with an operating loss of Ps.91 million in 2005.  Operating margin improved to positive 3.1% from negative 2.8%.

Molinera de México

Sales volume increased 1% to 477 thousand tons in 2006 compared with 474 thousand tons in 2005 due to increased sales to corporate customers.  Net sales increased 9% to Ps.2,132 million from Ps.1,956 million in 2005 due to higher prices, which were implemented in order to offset higher wheat costs.

Cost of sales increased 7% to Ps.1,809 million compared with Ps.1,689 million in 2005, primarily due to higher wheat costs.  Cost of sales as a percentage of net sales decreased to 84.9% from 86.3% due to higher wheat flour prices, which more than offset the increase in wheat costs.

SG&A increased 2% to Ps.406 million compared with Ps.398 million in 2005 due to higher expenses for advertising and information technology.  SG&A as a percentage of net sales decreased to 19.1% from 20.4% in 2005 due to better expense absorption in connection with increased net sales. Operating loss was Ps.84 million compared with Ps.131 million in 2005.

Gruma Centroamérica

Sales volume increased 20% to 213 thousand tons in 2006 compared with 178 thousand tons in 2005.  The increase was due primarily to higher corn flour sales volume in connection with the acquisition of a corn flour plant in Guatemala during December 2005 and, to a lesser extent, increased corn flour consumption due to a corn shortage in the region.  Net sales increased 12% to Ps.1,595 million from Ps.1,424 million in 2005 due to the increase in sales volume in the corn flour segment.  The rate of growth in net sales lagged sales volume due mainly to the integration of the corn flour plant acquisition behind the growth in and a change in our sales mix toward corn flour in bulk presentation, which has lower prices than retail presentation.

Cost of sales increased 14% to Ps.1,112 million compared with Ps.979 million in 2005, due primarily to the higher corn flour sales volume.  The percentage increase in cost of sales was lower than in sales volume due to lower corn costs.  Cost of sales as a percentage of net sales increased to 69.7% from 68.8%, due mainly to the integration of the corn flour plant acquisition, which reports lower gross margins than the rest of Gruma Centroamérica’s corn flour operations.

SG&A decreased 4% to Ps.428 million compared with Ps.447 million in 2005 and, as a percentage of net sales, decreased to 26.8% from 31.4% in 2005.  The improvement was due to an extraordinary expense of Ps.44 million in 2005 related to technical services provided by GRUMA’s technology division.

Operating income was Ps.56 million compared with an operating loss of Ps.2 million in 2005.  Operating margin improved to positive 3.5% from negative 0.1%.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Consolidated Results

GRUMA’s sales volume increased 9% to 3,957 thousand metric tons compared with 3,629 thousand metric tons in 2004, due mainly to Gruma Corporation and GIMSA.  GRUMA’s net sales increased by 8% to Ps.27,863 million in 2005 compared with Ps.25,800 million in 2004.  The increase in net sales was due primarily to higher net sales in Gruma Corporation by 17% and, to a lesser extent, in GIMSA.  This increase was partially offset by lower net sales in Gruma Venezuela and Molinera de México.  Sales from non-Mexican operations constituted 68% of consolidated net sales in 2005.

Net Sales by Subsidiary:  By major subsidiary, the percentages of consolidated net sales in 2005 and 2004 were as follows:

	Percentage of Consolidated Net Sales
Subsidiary	2004	2005
Gruma Corporation	47.7%	51.4%
GIMSA	24.1	24.4
Gruma Venezuela	14.8	11.6
Molinera de México	7.9	7.0
Gruma Centroamérica	5.1	5.1
Others and eliminations	0.4	0.5

Cost of sales increased by 10% to Ps.18,198 million in 2005 compared with Ps.16,553 million in 2004.  This increase was due primarily to higher sales volume in Gruma Corporation.  Cost of sales as a percentage of net sales increased to 65.3% in 2005 from 64.2% in 2004.  The increase was driven mainly by Gruma Corporation and, to a lesser extent, Gruma Venezuela and Molinera de México.

Selling, general, and administrative expenses (SG&A) increased by 11% to Ps.8,032 million in 2005 compared with Ps.7,244 million in 2004, resulting primarily from sales volume growth in Gruma Corporation.  SG&A as a percentage of net sales increased to 28.8% in 2005 from 28.1% in 2004, driven mainly by small increases in various subsidiaries.

GRUMA’s operating income decreased 18% to Ps.1,633 million in 2005 compared with Ps.2,003 million in 2004.  This decrease was due primarily to lower operating income in Gruma Venezuela and, to a lesser extent, Molinera de México.  As a percentage of net sales, operating income decreased to 5.9% in 2005 from 7.8% in 2004, due primarily to decreased operating margins in Gruma Corporation, Gruma Venezuela, and Molinera de México.

Net comprehensive financing cost increased 306% to Ps.280 million in 2005 compared with Ps.69 million in 2004.  This increase was due to lower interest income and, to a lesser extent, higher interest expense.  Lower interest income resulted from nonrecurring gains in connection with equity swaps of GRUMA shares during 2004.  Higher interest expense was due to increased debt and higher average interest rates.

Other expenses, net, decreased 50% to Ps.147 million in 2005 compared with Ps.296 million in 2004.  The reduction is due primarily to write-downs in 2004 of certain fixed assets at GIMSA and PRODISA.

Provisions for income taxes and employees’ profit sharing decreased 49% to Ps.407 million in 2005 compared with Ps.798 million in 2004.  This decrease was due to: (i) a reduction in pretax income, and; (ii) the consolidation of 100% of the ownership interest of controlled Mexican subsidiaries, whereas until December 31, 2004, tax regulations limited this consolidation to 60% of the ownership interest.

GRUMA’s equity in earnings of associated companies, net increased 123% to Ps.650 million in 2005 compared with Ps.291 million in 2004.  This increase was due to higher net income from GFNorte.

GRUMA’s net income increased 23% to Ps.1,393 million in 2005 compared with Ps.1,131 million in 2004.  Our majority net income increased 30% to Ps.1,239 million compared with Ps.953 million in 2004.  These increases were due mainly to higher income from GFNorte and lower provisions for income tax and employees’ profit sharing.

Subsidiary Results

Gruma Corporation

Sales volume increased by 17% to 1,275 thousand tons in 2005 compared with 1,088 thousand tons in 2004.  The increase in sales volume was driven largely by: (i) continued strong demand in the tortilla and corn flour businesses; (ii) increased marketing of tortilla-related products by certain fast-food restaurant chains; (iii) introduction of the GUERRERO® brand across additional markets in the United States, and; (iv) the effect of recent acquisitions, including the purchase of the following:

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

Acquisitions contributed approximately 37% of Gruma Corporation’s volume growth in 2005.

Net sales increased 17% to Ps.14,327 million during 2005 compared with Ps.12,296 million in 2004, due primarily to an increase in the sales volume.

Cost of sales increased 21% to Ps.8,245 million in 2005 compared with Ps.6,806 million in 2004, due primarily to higher sales volume.  As a percentage of net sales, cost of sales increased to 57.5% from 55.4% due mainly to: (i) higher fixed costs due to capacity expansions and acquisitions; (ii) increased cost for utilities, raw materials, and packaging, and; (iii) a change in the sales mix.

SG&A increased 15% to Ps.4,898 million in 2005 compared with Ps.4,271 million in 2004, due primarily to sales volume growth, higher fuel prices, and an increase in the number of intercompany shipments.  SG&A as a percentage of net sales improved to 34.2% in 2005 from 34.7% in 2004, due primarily to better expense absorption in connection with sales volume growth and a change in the mix towards foodservice sales, which require lower selling expenses than retail sales.

Operating income as a percentage of net sales declined to 8.3% in 2005 from 9.9% in 2004.  In absolute terms, operating income decreased 3% to Ps.1,184 million.

GIMSA

Sales volume increased 9% to 1,582 thousand tons in 2005 compared with 1,448 thousand tons in 2004.  Sales volume increased mainly as a result of: (i) the acquisition of Agroinsa; (ii) increased sales to corporate customers in connection with new product development; (iii) increased sales to wholesalers, and; (iv) exports to Gruma Corporation.  Approximately 72% of GIMSA’s sales volume growth derived from the acquisition of Agroinsa, whose operations were reflected in GIMSA’s financial results beginning in August 2005.  Net sales increased by 9% to Ps.6,791 million in 2005 compared with Ps.6,222 million in 2004, reflecting higher sales volume.

Cost of sales increased 5% to Ps.4,801 million in 2005 from Ps.4,585 million in 2004 due to higher sales volume.  The percentage of increase in cost of sales was lower than in sales volume due mostly to lower corn costs.  Cost of sales as a percentage of net sales improved to 70.7% from 73.7%, due primarily to lower corn costs.

SG&A rose 10% to Ps.1,268 million in 2005 compared with Ps.1,153 million in 2004 and, as a percentage of net sales, increased slightly to 18.7% in 2005 compared with 18.5% in 2004.  This increase was due primarily to higher freight and advertising expenses and the acquisition of Agroinsa.  Freight expenses increased in connection with: (i) growth in sales to corporate customers for whom we usually pay freight expenses, and; (ii) an increase in the number of intercompany shipments due to higher exports and to higher corn flour demand in the southeast region of Mexico.

Operating income as a percentage of net sales increased to 10.6% in 2005 from 7.8% in 2004 and, in absolute terms, increased 49% to Ps.722 million.

Gruma Venezuela

Sales volume decreased 5% to 479 thousand tons in 2005 compared with 504 thousand tons in 2004.  The decrease was the result of: (i) intense competition from the leading corn flour producer; (ii) entry into the market in 2004 of a new corn flour competitor oriented to government supply, and; (iii) government procurement’s policies for its social welfare programs which have increased their share of corn flour sales to consumers.  Net sales decreased 16% to Ps.3,221million in 2005 compared with Ps.3,822 million in 2004, resulting from lower sales volume and lower prices.  Lower prices resulted from intense competition in the industry and from price controls, which have limited our ability to raise prices, particularly in the wheat flour and corn flour businesses.

Cost of sales decreased 7% to Ps.2,771 million in 2005 from Ps.2,985 million in 2004, primarily due to lower sales volume.  Cost of sales as a percentage of net sales increased to 86.0% from 78.1% due mainly to higher raw-material costs, lower prices, and lower absorption of fixed costs.

SG&A decreased 13% to Ps.540 million in 2005 compared with Ps.623 million in 2004 due to the cancellation of approximately Ps.33 million in provisions for administrative expenses, as well as to lower expenses in connection with lower sales volume.  SG&A as a percentage of net sales increased to 16.8% in 2005 from 16.3% in 2004, due primarily to lower absorption of fixed expenses in connection with lower net sales.

Operating loss was Ps.91 million in 2005 compared with an operating income of Ps.213 million in 2004.  Operating margin decreased to negative 2.8% in 2005 from positive 5.6% in 2004.

Molinera de México

Sales volume increased 3% to 474 thousand tons in 2005 from 460 thousand tons in 2004 due to increased sales to corporate customers.  Net sales decreased 3% to Ps.1,956 million in 2005 from Ps.2,027 million in 2004 due to lower prices resulting from increased competitive pressure in the industry which was partially offset by an increase in sales volume.

Cost of sales increased 3% to Ps.1,689 million in 2005 compared with Ps.1,640 million in 2004, primarily in connection with sales volume growth.  Cost of sales as a percentage of net sales increased to 86.3% from 81.0% due to lower prices and higher packaging and additive costs.

SG&A decreased 2% to Ps.398 million in 2005 compared with Ps.407 million in 2004, due to the reclassification of some operating expenses as cost of sales.  SG&A as a percentage of net sales increased to 20.4% in 2005 from 20.1% in 2004, due primarily to reduced expense absorption.

Operating loss was Ps.131 million in 2005 compared with an operating loss of Ps.21 million in 2004.

Gruma Centroamérica

Sales volume increased 15% to 178 thousand tons in 2005 compared with 154 thousand tons in 2004, due to higher corn flour sales volume driven by low local corn supplies and increased advertising.  Net sales increased 8% to Ps.1,424 million from Ps.1,314 million in 2004 due to increased sales volume in the corn flour segment.  The rate of growth in net sales lagged sales volume growth due primarily to a change in the sales mix toward bulk sales of corn flour.

Cost of sales increased 7% to Ps.979 million in 2005 compared with Ps.913 million in 2004, due primarily to higher corn flour sales volume.  The percentage increase in cost of sales was lower than in sales volume due to lower corn costs.  Cost of sales as a percentage of net sales improved to 68.8% in 2005 from 69.5% in 2004 due to lower corn costs and better fixed-cost absorption.

SG&A increased 17% to Ps.447 million in 2005 compared with Ps.381 million in 2004 and, as a percentage of net sales, increased to 31.4% from 29.0% in 2004.  These increases were due primarily to: (i) extraordinary expense of Ps.44 million in fourth quarter 2005 related to technical services provided by GRUMA’s technology division; (ii) higher distribution expenses in connection with corn flour sales volume growth and higher fuel prices, and; (iii) increased promotion and advertising in connection with the launching of new products and increased advertising in the tortilla business.

Operating loss was Ps.2 million in 2005 compared with an operating income of Ps.20 million in 2004.  Operating margin decreased to negative 0.1% in 2005 from positive 1.5% in 2004.

LIQUIDITY AND CAPITAL RESOURCES

Our liquidity and capital resource requirements from 1999 to 2001 reflected a high level of capital expenditures in connection with the construction and acquisition of additional facilities in Mexico, the United States, Central America and Venezuela, as well as significant working capital requirements.  During 2004, most of our capital expenditures were oriented to Gruma Corporation for the expansion of capacity at existing plants, general facilities upgrades, and the acquisition of one corn flour company in Italy, one tortilla plant in the Netherlands, and one tortilla plant in Las Vegas.  During 2005, most of our capital expenditures were mainly applied to Gruma Corporation and GIMSA for the construction of a new tortilla plant, expansion of corn flour and tortilla capacity at existing plants, several acquisitions including the CHS (tortilla assets), the tortilla company near San Francisco, and the Agroinsa acquisition, and general facilities upgrades.  In 2006, most of our capital expenditures were invested in: (i) the expansion of tortilla capacity and upgrades in existing and new plants within Gruma Corporation; (ii) the acquisition of Pride Valley Foods, a company based in Newcastle, England, that manufactures tortillas, pita bread, chapatti, and naan; (iii) the construction of a tortilla plant in Shanghai, China; (iv) the acquisition of Rositas Investments and Oz-Mex Foods Pty Ltd, two tortilla companies based in Australia, and; (v) the purchase of the remaining 49% ownership interest of Nuova De Franceschi & Figli, a corn flour company based in Italy of which we previously held a 51% ownership interest.  To a lesser extent, investments were also applied to capacity expansions in GIMSA and Gruma Centroamérica.  These investments were made to accommodate the continuous growth of our business.

We fund our liquidity and capital resource requirements through a variety of sources, including:

•                  cash generated from operations;

•                  uncommitted short-term and long-term lines of credit;

•                  committed medium-term facilities;

•                  offerings of medium- and long-term debt; and

•                  sales of our equity securities and those of our subsidiaries and affiliates from time to time.

We believe that our overall sources of liquidity will continue to be sufficient during the next 12 months to satisfy our foreseeable financial obligations and operational requirements.  The principal factors that could decrease our sources of liquidity are a significant decrease in the demand for, or price of, our products, each of which could limit the amount of cash generated from operations, and a lowering of our corporate credit rating or any other downgrade, which could increase our costs with respect to new debt and cause our stock price to suffer.  Our liquidity is also affected by factors such as the depreciation or appreciation of the peso and changes in interest rates.  As discussed below, Gruma, S.A.B. de C.V. is subject to financial covenants contained in some of its debt agreements which require it to maintain certain financial ratios and balances on a consolidated basis and Gruma Corporation is subject to financial covenants contained in some of its debt and lease agreements which require it to maintain certain financial ratios and balances on a consolidated basis.  The interest that Gruma, S.A.B. de C.V. and Gruma Corporation pay on a  30% and 60%, respectively, of its debt may increase if their overall leverage ratio increases above 2.0x and 1.5x,  respectively.  An increase in the interest that Gruma, S.A.B. de C.V. and Gruma Corporation pay on its debt could limit these companies’ ability to help support our liquidity and capital resource requirements.

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

Working Capital

We define working capital as current assets, excluding restricted cash, minus current liabilities, excluding short-term bank loans and current portion of long-term debt.  Our working capital as of the dates indicated was as follows:

December 31, 2005	Ps.	4,828million
December 31, 2006	Ps.	5,465million

Indebtedness

Our indebtedness bears interest at fixed and floating rates.  As of June 15, 2007, approximately 59% of our outstanding indebtedness bore interest at fixed rates and approximately 41% bore interest at floating rates, with almost all floating-rate indebtedness bearing interest based on LIBOR.  We partially hedge both our interest rate exposure and our foreign exchange rate exposure as discussed below.  For more information about our interest rate and foreign exchange rate exposures, see “Item 11.  Quantative and Qualitative Disclosures About Market Risk.”

Standard & Poor’s upgraded Gruma, S.A.B. de C.V. to BBB- from BB+ with a stable outlook in June 2004.  In September 2004, Fitch Ratings assigned Gruma, S.A.B. de C.V. a new senior unsecured foreign currency and local currency rating of “BBB-” with an outlook of “Stable.”  The foreign currency debt rating is also applicable to Gruma, S.A.B. de C.V.’s 7.625% Notes Due 2007.  On November 21, 2004, Fitch Ratings assigned its ‘BBB-’ rating to Gruma S.A.B. de C.V.’s U.S.$300 million perpetual bond.  Also, on November 24, 2004, Standard & Poor’s Ratings Services assigned its ‘BBB-’ rating to Gruma S.A.B. de C.V.’s U.S.$300 million perpetual bond.  In addition, in November 2004, Moody’s Investors Service upgraded Gruma, S.A.B. de C.V.’s senior unsecured notes to Ba1 from Ba2 and its senior implied rating to Ba1 from Ba2, with an outlook of “Positive.”  Moody’s recently changed its outlook on us from positive to neutral and Standard & Poor’s from neutral to negative.  Any ratings downgrades or further changes in outlook with negative implications could cause our debt costs to fluctuates which could ultimately affect our financial condition and results of operation.

On November 16, 2004, Gruma S.A.B. de C.V. commenced a tender offer to purchase its outstanding U.S.$250,000,000 aggregate principal amount of 7.625% Notes Due 2007.  Upon completion of the tender offer approximately U.S.$200,000,000 aggregate principal amount of the 7.625% Notes Due 2007 had been tendered and approximately U.S.$50,000,000 in aggregate principal amount of the 7.625% Notes Due 2007 remain outstanding.  In April 2001, we entered into an interest rate swap converting the interest payments on the U.S.$250,000,000 debt from a fixed rate (7.625%) to a variable rate (LIBOR plus 2.035%).  We immediately entered into a further swap agreement with respect to the interest payments on the same U.S.$250,000,000 debt whereby we paid a fixed interest rate of 5.485% and received a LIBOR rate.  These swaps agreements remain in place with respect to interest payments on the U.S.$250,000,000 principal amount.  These swap agreements offset each other effectively leaving us with the original fixed interest rate payment of 7.625% on the approximately U.S.$50,000,000 in aggregate principal amount which remains outstanding after the tender offer.

On October 4, 2004, we obtained a U.S.$250 million, five year syndicated senior credit facility, which we refer to as the 2004 Facility, from a syndicate of banks, which consists of a U.S.$150 million senior term loan facility and a U.S.$100 million senior revolving credit facility, both with a five-year tenor.  However, on July 28, 2005, we refinanced this 2004 Facility through a syndicate of five banks which we refer to as the 2005 Facility achieving a reduction in the interest rate and eliminating the partial principal amortizations in years 2008 and 2009 and leaving a bullet payment at maturity in July 2010, among other minor benefits.  As of June 15, 2007, there was U.S.$150 million outstanding under the 2005 Facility with U.S.$100 million of revolving credit available.

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

On December 3, 2004, Gruma S.A.B. de C.V. issued U.S.$300 million 7.75% senior, unsecured perpetual bonds which were graded BBB- by Standard & Poor’s Ratings and by Fitch Ratings.  The bonds which have no fixed final maturity date, have a call option exercisable by GRUMA at any time beginning five years after the issue date.  As of June 15, 2007 we had exchange rate forward contracts for part of the interest payments due in 2007 on our U.S.$300 million 7.75% perpetual bond, for an aggregate notional amount of U.S.$34.9 million at an average exchange rate of Ps.10.942 per U.S. dollar.

In October 2006, Gruma Corporation entered into a U.S.$100 million 5-year revolving credit facility with a syndicate of financial institutions.  The credit facility replaced the U.S.$70 million revolving credit facility which matured in June 2007 and was terminated upon the closing of the new facility.  The new facility has an interest rate based on LIBOR rate plus a spread of 0.35% to 0.45% that fluctuates in relation to our leverage and contains less restrictive provisions than those in the facility replaced.  The terms of the new facility provide that Gruma Corporation may request that the commitments available under the facility be increased by up to an additional U.S.$50 million.

As of December 31, 2006, we had committed U.S. dollar-denominated long-term lines of credit totaling Ps.2,162million (approximately U.S.$200 million) available from banks in Mexico and the United States of which we have drawn Ps.119 million (approximately U.S.$11 million).  As of the same date, we also had uncommitted short-term lines of credit totaling Ps.5,593 million (approximately U.S.$517.4 million) available from Mexican and international banks, of which we had drawn Ps.509.2 million (approximately U.S.$47.1 million).  Should we elect to utilize the uncommitted lines of credit, we would have to negotiate the terms and conditions at the time of use.

At December 31, 2006, we had total outstanding long-term debt aggregating approximately Ps.5,605.5 million (approximately U.S.$518.5 million).  Almost all of our long-term debt at such date was dollar-denominated.  Our long-term debt includes U.S.$50.5 million, or Ps.546.4 million, of principal amount of the 7.625% Notes due 2007, which we issued in October 1997, U.S.$150 million or Ps.1,621.5 million of principal amount of the 2005 Facility which we issued in July 2005, and U.S.$300 million, or Ps.3,243 million, of principal amount of the 7.75% Perpetual Bonds, which we issued in December 2004.

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

Gruma Corporation is also subject to covenants which limit the amount of dividends that can be paid under certain circumstances.  Both Gruma, S.A.B. de C.V. and Gruma Corporation are also subject to covenants which limit the amounts that may be advanced to, loaned to, or invested in, us under certain circumstances.  In addition, both Gruma, S.A.B. de C.V. and Gruma Corporation are required to maintain certain financial ratios and balances.  Upon the occurrence of any default or event of default under its credit and lease agreements, Gruma Corporation generally is prohibited from making any payments to us or our other subsidiaries or affiliates.  The covenants described above and other covenants could limit our and Gruma Corporation’s ability to help support our liquidity and capital resource requirements.  Gruma, S.A.B. de C.V. and Gruma Corporation are currently in compliance with all of the covenants contained in the debt and lease agreements.

As of December 31, 2006, Gruma Corporation had three sale-leaseback agreements, entered in 1996, of a tortilla production facility and various production equipment located at one of the Company’s tortilla plants and at one of its corn flour facilities, both in the U.S.  The agreement related to the tortilla production facility is, under Mexican GAAP, accounted for as an operating lease.  Under U.S. GAAP, this arrangement would have been accounted for as a financing lease because a continuing involvement from the seller-lessee is present, and consequently, the risks and benefits of the property are not transferred to the buyer-lessor.  Average annual rental payments under this lease, expiring in 2011, will be approximately U.S.$3.6 million, based upon the financial statements for the year ended December 31, 2006.  The agreement provides Gruma Corporation with a purchase option to acquire the facility at fair market value at the expiration of the lease, and also an early purchase option, which permits Gruma Corporation to acquire the facility at fair market value at approximately 75% of the lease term.

As of December 31, 2006, we had total cash and cash equivalents of Ps.571 million.  Restricted cash is comprised primarily of undistributed proceeds from tax-exempt industrial development bonds issued by Gruma Corporation held by a trustee available for future purchases of certain plants and equipment.

The following table presents our amortization requirements with respect to our total indebtedness as of March 31, 2007.

Year	In Millions of U.S. Dollars
2007	82.6
2008	16.0
2009	38.6
2010	154.1
2011 and thereafter	350.3
Total	U.S.$	641.6

The following table sets forth our ratios of consolidated debt to total capitalization (i.e., consolidated debt plus total stockholders’ equity) and consolidated liabilities to total stockholders’ equity as of the dates indicated.  For purposes of these ratios, consolidated debt includes short-term debt.

Date	Ratio of Consolidated Debt to Total Capitalization	Ratio of Consolidated Liabilities to Total Stockholders’ Equity
December 31, 2005	0.33	0.90
December 31, 2006	0.28	0.77

Capital Expenditures

In 2005, we spent approximately U.S.$193 million on capital expenditures, mainly applied to Gruma Corporation for the expansion of corn flour and tortilla capacity, including the two European acquisitions, the acquisition of a tortilla plant in Las Vegas and general facilities upgrades in our U.S. plants.  The investments were made to accommodate the continuous growth in our business.  In 2006, we invested approximately U.S.$225 million, which were mainly applied to Gruma Corporation and GIMSA.  In Gruma Corporation capital expenditures were applied mostly for expansion and upgrades of existing facilities, the construction of a new tortilla plant in Pennsylvania, the acquisition of one small tortilla plant in San Francisco, California and the tortilla assets of CHS which consisted of three plants (Forth Worth, Texas, Phoenix, Arizona and New Brighton, Minnesota).  In GIMSA, most of the capital expenditures were applied for the acquisition of Agroinsa.  In 2006, we spent approximately U.S.$225 million on capital expenditures, most of which was applied to Gruma Corporation, in: (i) the expansion of tortilla capacity and upgrades in existing and new plants within Gruma Corporation; (ii) the acquisition of Pride Valley Foods, a company based in Newcastle, England, that manufactures tortillas, pita bread, chapatti, and naan, for an acquisition cost of approximately U.S.$33 million; (iii) the construction of a tortilla plant in Shanghai, China, for a total investment of approximately U.S.$7 million; (iv) the acquisition of Rositas Investments Pty Ltd, a tortilla company based in Australia, for approximately U.S.$13 million; (v) the acquisition of Oz-Mex Foods Pty Ltd, a tortilla company based in Australia, for approximately U.S.$4 million, and; (vi) the purchase of the remaining 49% ownership interest in Nuova De Franceschi & Figli, a corn flour company based in Italy, in which we previously held a 51% ownership interest.  To a lesser extent, investments were also applied to capacity expansions in GIMSA and Gruma Centroamérica.  We have budgeted approximately U.S.$250 million for capital expenditures in 2007.  This includes approximately U.S.$45 million spent during the first quarter of 2007, most of which was applied to Gruma Corporation for the expansion of tortilla capacity and, to a lesser extent, for the expansion of corn flour capacity in GIMSA at our Mérida and Mexicali plants. The investments were made to accommodate the continuing growth of business.  This capital expenditures budget does not include any potential acquisitions.

We expect to be able to fund our capital expenditures primarily from funds from operations as well as through the sale of GFNorte shares throughout the year.  We believe that funds from operations and from the sale of GFNorte shares will be sufficient to meet our anticipated capital expenditures through the end of this year.

Concentration of Credit Risk

Our regular operations expose us to potential defaults when our suppliers and counterparties are unable to comply with their financial or other commitments. We seek to mitigate this risk by entering into transactions with a diverse pool of counterparties. However, we continue to remain subject to unexpected third party financial failures that could disrupt our operations.

We are also exposed to risk in connection with our cash management activities and temporary investments, and any disruption that affects our financial intermediaries could also adversely affect our operations.

Our exposure to risk due to trade receivables is limited given the large number of our customers located in different parts of Mexico, United States, Central America, Venezuela and Europe. However, we still maintain reserves for potential credit losses.

Our operations in Venezuela represented approximately 10% of our sales in 2006.  The severe political and economic situation in Venezuela presents a risk to our business that we cannot control and that cannot be accurately measured or estimated.  Our financial condition and results of operations could be adversely affected due to the fact that (i) our sales are denominated in bolívares, (ii) Gruma Venezuela produces products that are subject to price controls and (iii) we may have difficulties repatriating dividends from Gruma Venezuela and importing some of our raw material requirements because of the foreign exchange controls.  In the case of some of our raw materials, we may also face increasing costs due to the implementation of import tariffs.  See “Item 3.  Risk Factors – Risks Related to Venezuela – Venezuela Presents Significant Economic Uncertainty and Political Risk, Which May in the Future Have an Adverse Impact on Our Operations and Financial Performance.”

RESEARCH AND DEVELOPMENT

We continuously engage in research and development activities that focus on, among other things:  increasing the efficiency of our proprietary corn flour and corn/wheat tortilla production technology; maintaining high product quality; developing new and improved products and manufacturing equipment; improving the shelf life of certain corn and wheat products; improving and expanding our information technology system; engineering, plant design and construction; and compliance with environmental regulations. We have obtained 56 patents in the United States since 1968, four of which were obtained during the last three years.  Twenty-one of these patents are in force and effect in the United States as of the date hereof and the remaining 35 have expired. We currently have six new patents in process, four in the United Sates and two in other countries.  Additionally, nine of our registered patents are currently in the process of being published in other countries.

Our research and development is conducted through our subsidiaries INTASA, Tecnomaíz and CIASA.  Through Tecnomaíz, we engage in the design, manufacture and sale of machines for the production of corn/wheat tortillas and tortilla chips.  We carry out proprietary technological research and development for corn milling and tortilla production as well as all engineering, plant design and construction through INTASA and CIASA.  These companies administer and supervise the design and construction of our new plants and also provide advisory services and training to employees of our corn flour and tortilla manufacturing facilities.  We spent Ps.38 million, Ps.40 million and Ps.56 million on research and development in 2004, 2005 and 2006, respectively.

TREND INFORMATION

Our financial results will likely continue to be influenced by factors such as changes in the level of consumer demand for tortillas and corn flour, government policies regarding the Mexican tortilla and corn flour industry, and the cost of corn, wheat and wheat flour.  In addition, we expect our financial results in 2007 to be influenced by:

•                  volatility in corn and wheat prices;

•                  the Mexican government’s agreement to stabilize tortilla prices, as a result of which GIMSA cannot pass on its higher cost of corn through its corn flour prices;

•                  increased competition from tortilla manufacturers, especially in the U.S.;

•                  increases in the Hispanic population in the United States,

•                  increases in Mexican food consumption by the non-Hispanic population in the United States; as well as projected increases in Mexican food consumption and use of tortillas in non-Mexican cuisine as tortillas continue to be assimilated into mainstream cuisine in the U.S., Europe, Asia and Oceania, each of which could increase sales;

•                  volatility in energy costs;

•                  increased competition in the corn flour business in Venezuela;

•                  exchange rate fluctuations, particularly increases and decreases in the value of the Mexican peso relative to the Venezuelan bolívar and U.S. dollar; and

•                  civil and political unrest in Venezuela which may negatively affect the profitability of Gruma Venezuela.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2006 we do not have any outstanding off-balance sheet arrangements.

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

Additionally, during 2005, we entered into exchange rate forward and option contracts for part of the interest payments due in 2006 and 2007 (corresponding to our U.S.$300 million 7.75% perpetual bond), for an aggregate notional amount of U.S.$34.9 million outstanding as of June 15, 2007 at an average exchange rate of Ps.10.942 per U.S. dollar.  In April 2001, we entered into an interest rate swap converting the interest payments on our U.S.$250,000,000 7.625% Notes Due 2007 from a fixed rate (7.625%) to a variable rate (LIBOR plus 2.035%).  We immediately entered into a further swap agreement with respect to the interest payments on the same U.S.$250,000,000 debt whereby we receive a fixed interest rate of 5.485% and will pay a LIBOR rate.  These swaps agreements remain in place with respect to interest payments on the U.S.$250,000,000 principal amount.  These swap agreements offset each other effectively leaving us with the original fixed interest rate payment of 7.625% on the approximately U.S.$50,000,000 in aggregate principal amount which remains outstanding after the tender offer.

In addition to the above arrangements, we have commitments under certain firm contractual arrangements to make future payments for goods and services.  These firm commitments secure the future rights to various assets to be used in the normal course of operations.  For example, we are contractually committed to make certain minimum lease payments for the use of property under operating lease agreements.  In accordance with Mexican GAAP, the future rights and obligations pertaining to such firm commitments are not reflected as assets and liabilities on the accompanying consolidated balance sheets.  As of December 31, 2006, Gruma Corporation is a party to three agreements for the sale leaseback of a tortilla production facility and various production equipment located at one of the Company’s tortilla plants and at one of its corn flour facilities, both in the U.S.  The agreement related to the tortilla production facility is, under Mexican GAAP, accounted for as an operating lease.  Under U.S. GAAP, this arrangement would have been accounted as a financing lease because a continuing involvement from the seller-lessee is present, and consequently, the risks and benefits of the property are not transferred to the buyer-lessor.  Average annual rental payments under this lease, expiring in 2011, will be approximately U.S.$3.6 million, based upon the financial statements for the year ended December 31, 2006.  The agreement provides Gruma Corporation with a purchase option to acquire the facility at fair market value at the expiration of the lease, and also an early purchase option, which permits Gruma Corporation to acquire the facility at fair market value at approximately 75% of the lease term.  The U.S. GAAP balance sheet as of December 31, 2005 and 2006 would reflect an increase in the fixed assets, net, balance of Ps.76.3 million and Ps.41.9 million, respectively (net of accumulated depreciation of Ps.82.0 million and Ps.88.1 million respectively), and an increase in the long-term debt balance of Ps.158.3 million and Ps.130.0 million, respectively.

The following table summarizes separately our material firm commitments at December 31, 2006 and the timing and effect that such obligations are expected to have on our liquidity and cash flow in the future periods.  In addition, the table reflects the timing of principal and interest payments on outstanding debt, which is discussed in “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”  We expect to fund the firm commitments with operating cash flow generated in the normal course of business.

Contractual Obligations and Commercial Commitments	Total		Less than 1 Year		From 1 to 3 Years		From 3 to 5 Years		Over 5 Years
	(in millions of U.S. dollars)
Long-term debt obligations	518.5		—		53.5		165.0		300.0
Operating lease obligations(1)	155.7		44.0		63.5		30.5		17.7
Purchase obligations(2)	176.1		176.1		—		—		—
Interest payments on our indebtedness(3)	196.1		42.1		73.5		57.2		23.3
Other liabilities(4)	81.7		81.7		—		—		—
Total	1,128.1		343.9		190.5		252.7		341.0
Total in millions of peso equivalent amounts	Ps.	12,193.8	Ps.	3,717.6	Ps.	2,058.8	Ps.	2,731.7	Ps.	3,685.7

(1)          Operating lease obligations primarily relate to minimum lease rental obligations for our real estate and operating equipment in various locations.

(2)          Purchase obligations relate to our minimum commitments to purchase commodities, raw materials, machinery and equipment.

(3)          In the determination of our future estimated interest payments on our floating rate denominated debt, we used the interest rates in effect as of December 31, 2006.

(4)          Other relate to short-term bank loans and the current portion of long-term debt.

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

Net income under U.S. GAAP amounted to Ps.836 million in 2004, Ps.1,239 million in 2005 and Ps.1,448 million in 2006, compared with majority net income under Mexican GAAP of Ps.953 million in 2004, Ps.1,239 million in 2005 and Ps.1,525 million in 2006.

Stockholders’ equity under U.S. GAAP amounted to Ps.10,893 million in 2005 and Ps.13,425 million in 2006, compared with stockholders’ equity under Mexican GAAP of Ps.14,725 million in 2005 and Ps.17,048 million in 2006.  See Note 22 to our audited consolidated financial statements for a further discussion of the adjustments under U.S. GAAP.

New Accounting Standards

New Accounting Pronouncements under Mexican GAAP

As of January 1, 2007, the following Financial Reporting Standards (FRS) issued by the Mexican Financial Reporting Standards Board became effective.  These Financial Reporting Standards will not have a material effect on the Company’s financial information.

FRS B-3 Statement of Income – Classifies income, costs and expenses as ordinary or non-ordinary, eliminates the terms “Special Items” and “Extraordinary Items” and establishes employees’ statutory profit sharing as an ordinary expense as opposed to a tax expense.

FRS B-13 Subsequent Events – Requires that restructurings for assets and liabilities and disclaimers from creditors to exercise their right to settle debt in the case of noncompliance be recognized in the period that it occurs.  These issues will only be disclosed in the notes to financial statements.

FRS C-13 Related Parties – Extends the definition of related parties and increases the disclosure requirements in notes to financial statements.

FRS D-6 Capitalization of comprehensive financing cost – Establishes the obligation and rules for capitalizing comprehensive financing cost.

Recently Issued U.S. Accounting Standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes the framework for measuring fair value under U.S. GAAP, and expands disclosures about fair value measurements.  SFAS No. 157 applies whenever other standards require assets or liabilities to be measured at fair value. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with earlier adoption permitted.  The Company is currently evaluating the impact that SFAS No. 157 will have on its results of operations and financial position.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS No. 158”).  SFAS No. 158 requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position, recognize through comprehensive income changes in that funded status in the year in which the changes occur, and measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year.  On December 31, 2006, the Company adopted the provisions of SFAS No. 158.  See Note 22-L to our financial statements for a further description of the effect of adopting SFAS No. 158.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109 — Accounting for Income Taxes” (“FIN No. 48”).  FIN No. 48 clarifies the accounting for uncertainty in income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN No. 48 is effective for fiscal years beginning after December 15, 2006.  The Company is currently in the process of assessing and adopting FIN No. 48.

ITEM 6.          Directors, Senior Management and Employees.

MANAGEMENT STRUCTURE

Our management is vested in our board of directors.  Our day to day operations are handled by our executive officers.

Directors

Our bylaws require that our board of directors be composed of a minimum of five and a maximum of twenty-one directors, as decided at our Ordinary General Shareholders’ Meeting.  Pursuant to the Mexican Securities Law, at least 25% of the members of the board of directors must be independent.  Under our bylaws and the Archer-Daniels-Midland association, as long as Archer-Daniels-Midland owns at least 20% of our capital stock, it will have the right to designate two of our directors and their corresponding alternates. Archer-Daniels-Midland has designated Federico Gorbea, President and Chief Operating Officer of Archer-Daniels-Midland’s operations in México, and Ismael Roig, Vice President of Planning and Business Development, as members of our board of directors.  Archer-Daniels-Midland has elected David J. Smith, its Senior Vice President, Secretary and General Counsel, and Steve Mills its Group Vice President and Controller, to serve as alternates for Mr. Gorbea and Mr. Roig, respectively.  In addition, under Mexican law, any holder or group of holders representing 10% or more of our capital stock may elect one director and its corresponding alternate.

The board of directors, which was elected at the Ordinary General Shareholders’ Meeting held on April 27, 2007, currently consists of 15 directors, with each director having a corresponding alternate director. The following table sets forth the current members of our board of directors, their ages, years of service, principal occupations, outside directorships, other business activities and experience, their directorship classifications as defined in the Code of Best Corporate Practices issued by a committee formed by the Consejo Coordinador Empresarial, or Mexican Entrepreneur Coordinating Board, and their alternates.  The terms of their directorships are for one year, or for up to thirty additional days if no designation of their substitute has been made or if the substitute has not taken office.

Roberto González Barrera	Age:	76
	Years as Director:	25
	Principal Occupation:	Chairman of the Board of GRUMA and GIMSA
	Outside Directorships:	Chairman of the board of Grupo Financiero Banorte and Banco Mercantil del Norte, director of Fondo Chiapas.
	Directorship Type:	Shareholder, related
	Alternate:	Jairo Senise

Juan Diez-Canedo Ruiz	Age:	56
	Years as Director:	2
	Principal Occupation:	Chief Executive Officer of Fomento y Desarrollo Comercial
	Outside Directorships:	Director of GRUMA and GIMSA, member of the audit and corporate governance committees of GRUMA and GIMSA, director of Deportes Martí.
Business Experience:

Alternate director of Grupo Financiero Banorte and Banco Mercantil del Norte, Chief Executive Officer of Cintra, Executive Vice President of GIMSA and Grupo Financiero Banorte, Banking Director of Grupo Financiero Probursa. Alternate Chief Executive Officer of Banco Internacional.

	Directorship Type:	Independent
	Alternate:	Felipe Diez-Canedo Ruiz

Juan Antonio González Moreno	Age:	49
	Years as Director:	13
	Principal Occupation:	Chief Executive Officer of Gruma Asia and Oceania
	Outside Directorships:	Alternate director of Grupo Financiero Banorte and Banco Mercantil del Norte, Chairman and President of Car Amigo USA.
Business Experience:

Senior Vice President of Special Projects of Gruma Corporation, President of Corn Flour operations of Gruma Corporation, Vice President of Central and Eastern Regions of Mission Foods, President and Vice President of Sales of Azteca Milling, Chief Operating Officer of GIMSA.

	Directorship Type:	Shareholder, related
	Alternate:	Roberto González Valdés

Roberto González Moreno	Age:	55
	Years as Director:	20
	Principal Occupation:	Chairman of the Board and President of Corporación Noble
	Other Directorships:	Director of GIMSA and alternate director of Grupo Financiero Banorte and Banco Mercantil del Norte.
	Business Experience:	Chief Operating Officer of GIMSA, Director of GRUMA’s former Food Division, President of RGM, Exportaciones El Parián.
	Directorship Type:	Shareholder, related
	Alternate:	José de la Peña y Angelini

Federico Gorbea Quintero	Age: Years as Director: Principal Occupation: Other Directorships:

44
Since November 2006 President and Chief Operating Officer of ADM México Chairman of the Board of Terminales de Carga Especializadas, director of Asociación de Proveedores de Productos Agropecuarios de México.

	Business Experience:	President and Chief Operating Officer of Compañía Continental de México.
	Directorship Type:	Shareholder, independent
	Alternate:	Steve Mills

Carlos Hank Rhon	Age:	59
	Years as Director:	13
	Principal Occupation:	Chairman of the Board of Grupo Financiero Interacciones
	Outside Directorships:	Chairman of the Board of Grupo Hermes and Grupo Coin/La Nacional, Chief Executive Officer of Grupo Hermes.
	Business Experience:	Chairman of the Board of Laredo National Bancshares, director of Banamex-Accival and Mexican Stock Exchange.
	Directorship Type:	Related
	Alternate:	Carlos Hank González

Roberto Hernández Ramírez	Age:	65

	Years as Director:	12
	Principal Occupation:	Chairman of the Board of Banco Nacional de México and director of Grupo Financiero Banamex
	Outside Directorships:	Director of Citigroup and Grupo Televisa, member of the international advisory committee of the Federal Reserve Bank of New York.
Business Experience:

Chief Executive Officer of Banco Nacional de México, Chairman of the Board and director of the Mexican Stock Exchange, Chairman of the Board of the Mexican Bankers Association and Acciones y Valores Banamex.

	Directorship Type:	Independent
	Alternate:	Esteban Malpica Fomperosa

Juan Manuel Ley López	Age:	74
	Years as Director:	13
	Principal Occupation:	Chairman of the Board and Chief Executive Officer of Grupo Ley
	Outside Directorships:	Chairman of the Board of Casa Ley and director of Grupo Financiero Banamex-Accival and Telmex.
Business Experience:

Chief Executive Officer of Casa Ley, Chairman of the Board of the Latin American Association of Supermarkets, Sinaloa-Baja California Consultant Council of Grupo Financiero Banamex-Accival and National Association of Supermarket and Retail Stores.

	Directorship Type:	Related
	Alternate:	Fernando Aguilar Rosas

Bernardo Quintana Isaac	Age:	65
	Years as Director:	12
	Principal Occupation:	Chairman of the Board of Empresas ICA.
	Outside Directorships:	Director of TELMEX and CEMEX, among others.
	Business Experience:	Chief Executive Officer of Empresas ICA.
	Directorship Type:	Independent
	Alternate:	Diego Quintana Kawage

Juan A. Quiroga García	Age:	57
	Years as Director:	1
	Principal Occupation:	Chief Corporate Officer of GRUMA
	Outside Directorships:	Director of GIMSA.
	Business Experience:	Vice President of Administration of Gruma Corporation, Chief Administrative and Internal Auditing Officer of Gruma, Vice President of Operations Control of Gruma Corporation.
	Directorship Type:	Related
	Alternate:	Raúl A. Peláez Cano

Héctor Rangel Domene	Age:	59
	Years as Director:	1
	Principal Occupation:	Chairman of the Board of Grupo Financiero BBVA-Bancomer.
Outside Directorships:

Member of the audit and corporate governance committees of GRUMA and GIMSA, director of Bancomer, Seguros Bancomer, Afore Bancomer, Casa de Bolsa Bancomer, Cintra, Alestra and Universidad Iberoamericana.

Business Experience:

Chairman of the Board of the Business Coordinating Council and The Mexican Bankers Association. Several management positions within Grupo Financiero Bancomer, advisor of Rangel Domene y Asociados, Executive Financing Coordinator of PEMEX, Corporate Officer of Banco Mexicano and Vice President of Citibank.

	Directorship Type:	Independent
	Alternate:	Juan Carlos Braniff Hierro

Ismael Roig	Age: Years as Director: Principal Occupation:	39 Since November 2006 Vice President Planning and Business Development of Archer Daniels Midland Company
	Outside Directorships:	None
	Business Experience:	Treasurer and Controller of GM do Brasil, Regional Treasury Director, GM European Regional Treasury Center, manager, GM Asia Pacific Regional Treasury Center and GM New York Treasurer’s Office.
	Directorship Type:	Shareholder, independent
	Alternate:	David J. Smith

Alfonso Romo Garza	Age:	56
	Years as Director:	13
	Principal Occupation:	Founder, Chairman of the Board and Chief Executive Officer of Savia
	Outside Directorships:	Director of CEMEX, Synthetic Genomics and Donald Danforth Plant Science Center, investor at different industries and companies.
	Business Experience:	Director of Strategic Planning and Corporate Development, VISA-FEMSA.
	Directorship Type:	Independent
	Alternate:	Adrián Rodríguez Macedo

Adrián Sada González	Age:	62
	Years as Director:	13
	Principal Occupation:	Chairman of the Board of Vitro
	Outside Directorships:	Director of ALFA, CYDSA, Regio Empresas, Consejo Mexicano de Hombres de Negocios, and Grupo de Industriales de Nuevo León.
	Business Experience:	Chairman of the Board of Grupo Financiero Serfin, Chief Executive Officer of Banpais.
	Directorship Type:	Independent
	Alternate:	Manuel Güemes de la Vega

Javier Vélez Bautista	Age:	50
	Years as Director:	5
	Principal Occupation:	Business consultant on strategic and financial matters
Outside Directorships:

Director of GIMSA, Grupo Financiero Banorte, and Casa de Bolsa Banorte, member of the audit and corporate governance committees of GRUMA and GIMSA, audit committee member of Grupo Financiero Banorte, Casa de Bolsa Banorte and British American Tobacco-Mexican Operations.

	Business Experience:	Chief Executive Officer of Nacional Monte de Piedad, Executive Vice President and Chief Financial Officer of GRUMA, project director at Booz Allen Hamilton.
	Directorship Type:	Independent
	Alternate:	Jorge Vélez Bautista

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

Senior Management

The following table sets forth our executive officers, their ages, years of service, current positions, and prior business experience:

Jairo Senise	Age:	52
	Years as Executive Officer:	4
	Years at GRUMA:	4
	Current Position:	Chief Executive Officer of GRUMA
	Other Positions:	President and Chief Executive Officer of Gruma Corporation
	Business Experience:

Regional Vice President and Managing Director of Europe and Eurasia and Regional Vice President of Latin America/South Africa for the Pillsbury Company/General Mills; positions at CPC International/Best Foods, Johnson and Colgate-Palmolive.

Nicolás Constantino	Age:	59
	Years as Executive Officer:	1
	Years at Gruma:	7
	Current Position:	Managing Director, Gruma Venezuela
	Business Experience:

Vice President Sales and Exports and National Commercialization Manager of the Beverage Division of the Polar’s Group, Director of Sales for the Reynolds Company, National Manager of Sales for Warner Lambert of Venezuela and for the Aliven Company (Best Foods).

José de la Peña y Angelini	Age:	58
	Years as Executive Officer:	4
	Years at GRUMA:	4
	Current Position:	Chief Executive Officer, Gruma Latin America
	Business Experience:	Executive Vice President Sales and Marketing of GRUMA, senior positions at Chrysler de México, President of the Mexico office of FCB Worldwide.

Leonel Garza Ramírez	Age:	57
	Years as Executive Officer:	8
	Years at GRUMA:	21
	Current Position:	Chief Procurement Officer
	Business Experience:	Manager of Quality and Corn Procurement and Vice President of Corn Procurement at GRUMA, Chief Procurement Officer at GAMESA, Quality Control Manager at Kellogg de México.

Roberto González Alcalá	Age:	43
	Years as Executive Officer:	5
	Years at GRUMA:	12
	Current Position:	Managing Director, Gruma México (GIMSA, Molinera de México and PRODISA).
	Business Experience:

Several positions within GRUMA’s Central American operations, including Chief Operating Officer, President of the Tortilla Division in Costa Rica. President of the Corn Flour Division in Central America.

Juan Antonio González Moreno	Age:	49
	Years as Executive Officer:	3
	Years at GRUMA:	27
	Current Position:	Chief Executive Officer, Gruma Asia and Oceania
	Business Experience:

Senior Vice President of Special Projects of Gruma Corporation, President of Corn Flour Operations of Gruma Corporation, Vice President of Central and Eastern Regions of Mission Foods, President and Vice President of Sales of Azteca Milling, Chief Operating Officer of GIMSA.

Roberto González Valdés	Age: Years as Executive Officer: Years at GRUMA: Current Position: Business Experience:

31
Since April 2007
1
Managing Director, Gruma Centroamérica Special projects manager at Gruma Centroamérica, Assistant to the Chairman of the Board and Chief Executive Officer of GRUMA, Founder of SOLIQ, Consultant at Booz Allen Hamilton.

Sylvia Hernández Benítez	Age: Years as Executive Officer: Years at GRUMA: Current Position: Business Experience:

42
4
4
Chief Marketing Officer
Senior Vice President of Marketing for Gruma Latin America; Executive Vice President at FCB Worldwide; different positions at Chrysler de México, including General Marketing Manager, Marketing Manager for automobiles, Brand Manager for imported automobiles and MOPAR brand coordinator.

Homero Huerta Moreno	Age:	44
	Years as Executive Officer:	5
	Years at GRUMA:	22
	Current Position:	Chief Administrative Officer
	Business Experience:	Various positions within GRUMA including Finance and Administrative Vice President of Gruma Venezuela.

Heinz Kollmann	Age:	37
	Years as Executive Officer:	1
	Years at GRUMA:	1
	Current Position:	Chief Technology Officer, Wheat Flour Production
	Business Experience:

Technical Director of MAISCAM in Camerun, Head miller for BUHLER in Uzwil, Switzerland; Responsible Technician for Argentina, Uruguay, Paraguay, Peru and Bolivia for BUHLER in its Buenos Aires branch office; Production Manager and Special Project Manager for GRAMOVEN/ CARGILL in Venezuela; Production Manager and Special Project Manager for Harinera La Espiga in Mexico.

Raúl Alonso Peláez Cano	Age:	46
	Years as Executive Officer:	2
	Years at GRUMA:	2
	Current Position:	Chief Financial Officer
	Business Experience:	Several executive positions at different companies including Industrias Resistol, General Electric de México, and Banco Nacional de México.

Juan Antonio Quiroga García	Age:	57
	Years as Executive Officer:	9
	Years at GRUMA:	34

	Current Position:	Chief Corporate Officer
	Other Positions:	Senior Corporate Controller of GIMSA
	Business Experience:	Vice President of Administration of Gruma Corporation, Chief Administrative and Internal Auditing Officer of GRUMA, Vice President of Operations Control of Gruma Corporation.

Juan Fernando Roche	Age:	52
	Years as Executive Officer:	1
	Years at GRUMA:	1
	Current Position:	Managing Director of Mission Foods
	Business Experience:

Founding Partner, CEOBOARD LLP, Florida; President Northern Latin America and President Europe, Middle East & Africa, Nabisco; Chief Executive Officer of MAVESA in Venezuela. Other positions in MAVESA: Chief Financial Officer, Supply Chain Management, Group Product Manager.

Felipe Rubio Lamas	Age:	49
	Years as Executive Officer:	5
	Years at GRUMA:	24
	Current Position:	Chief Technology Officer, Corn Flour and Tortilla Production
	Business Experience:	Several managerial and Vice President positions within Gruma Corporation related to manufacturing processes and design and construction of production facilities.
Salvador Vargas Guajardo	Age:	54
	Years as Executive Officer:	10
	Years at GRUMA:	10
	Current Position:	General Counsel
	Other Positions:	General Counsel of GIMSA
	Business Experience:	Positions at Grupo Alfa, Protexa and Proeza, senior partner of two law firms, including Rojas-González-Vargas-De la Garza y Asociados.

Mr. Oscar Enrique Urdaneta Finol is the Chief Operating Officer of DEMASECA.

Mr. Roberto González Alcalá, Managing Director of Gruma México, and Mr. Juan Antonio González Moreno, Chief Executive Officer of Gruma Asia and Oceania, are sons of Mr. Roberto González Barrera. Mr. Roberto González Valdés, Managing Director of Gruma Centroamérica is grandson of Mr. Roberto González Barrera. Mr. Homero Huerta Moreno, our Chief Administrative Officer is nephew of Mr. Roberto González Barrera.

Audit and Corporate Governance Committees

As required by the Mexican Securities Law, the Sarbanes-Oxley Act of 2002 and our bylaws, an audit committee and a corporate governance committee were appointed by the Meeting of the Board of Directors held on April 25, 2007. Members of the audit and corporate governance committees were selected from members of the board of directors. Consequently, as required by the Mexican Securities Law and our bylaws, a chairman for each committee was elected by the General Ordinary Shareholders’ Meeting held on April 27, 2007, among the members appointed by the board.

  The current audit and corporate governance committees are comprised of three members, all of whom are independent directors.  Set forth below are the names of our audit and corporate governance committees members, their positions within the committees, and their directorship type:

Javier Vélez Bautista	Position:	Chairman of the audit and corporate governance committees.
	Directorship Type:	Independent

Juan Diez-Canedo Ruiz	Position:	Financial Expert of the audit and corporate governance committees.
	Directorship Type:	Independent

Héctor Rangel Domene	Position:	Member of the audit and corporate governance committees.
	Directorship Type:	Independent

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Members of the board of directors are paid a fee of Ps.18,000 for each board meeting they attend. Additionally, members of the audit and corporate governance committees are paid a fee of Ps.30,000 for each committee meeting they attend.

For 2006, the aggregate amount of compensation paid to all directors, alternate directors, executive officers and audit and corporate governance committees members was approximately Ps.212 million (in nominal terms).  The contingent or deferred compensation reserved as of December 31, 2006 was Ps.38.1 million (in nominal terms).

We offer an Executive Bonus Plan that applies to managers, vice presidents, and executive officers.  The variable compensation under this plan can range from 21% to 100% of annual base compensation, depending upon the employee’s level, his individual performance and the results of our operations.

EMPLOYEES

As of December 31, 2006, we had a total of 18,124 employees, including unionized (5,605) and non-unionized (12,519) full- and part-time employees.  Of this total, we employed 7,340 persons in Mexico, 6,652 in the United States, 1,701 in Central America, 1,609 in Venezuela, 165 in China and Australia, 508 in England, 27 in Italy, and 122 in The Netherlands.  Total employees for 2004 and 2005 were 15,104 and 16,582, respectively.  Of our total employees as of December 31, 2006, approximately 32% were white-collar and 68% were blue collar.

In Mexico, workers at each of our plants are covered by a separate contract, under which salary revisions take place once each year, usually in January or February.  Non-salary provisions of these contracts are revised bi-annually. We renewed agreements with the three unions that represent our workers in 2006.

In the United States, Gruma Corporation has four collective bargaining agreements that represent a total of 468 workers at four separate facilities. We renewed and ratified one collective bargaining agreement in July 2006.  A proposed fifth agreement never materialized due to decertification, however the results of a challenged election from 2001 were certified on October 2006 by the NLRB at a fifth facility which has a potential for an additional 126 workers. Wages are reviewed during negotiations and increases processed per the terms of the particular contract as well as non-monetary provision of the contracts. Salary reviews for non-union employees are done once each year, usually in March for Mission Foods and in May for Azteca Milling, L.P.  We believe our current labor relations are satisfactory.

SHARE OWNERSHIP

The following Directors and Senior Managers have GRUMA shares which in each case represent less than 1% of our capital stock:  Mr. Adrián Sada González, Mr. Jairo Senise, Mr. Juan Antonio Quiroga García, Mr. Leonel Garza Ramírez, and Mr. Juan Carlos Braniff Hierro. In addition, Mr. Roberto González Barrera owns directly and indirectly 211,517,757 shares representing approximately 43.8% of our capital stock and Mr. Juan Antonio González Moreno owns 5,758,556 shares representing approximately 1.2% of our capital stock.

CORPORATE GOVERNANCE PRACTICES

The significant differences between our corporate governance practices and the New York Stock Exchange standards can be found on our website, www.gruma.com.  The information found at this website is not incorporated by reference into this document.

ITEM 7.          Major Shareholders And Related Party Transactions.

MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our capital stock as of April 27, 2007 (which consists entirely of Series B Shares) with respect to Mr. González Barrera and Archer-Daniels-Midland and its affiliates, the only shareholders we know to own beneficially more than 5% of our capital stock, as well as our directors and executive officers as a group and other shareholders.  See “Item 9.  The Offer and Listing” for a further discussion of our capital stock.  With the exception of Archer-Daniels-Midland’s right to appoint two members of our board of directors, and their corresponding alternates, the major shareholders do not have different or preferential voting rights with respect to those shares they own.  As of April 27, 2007 our Series B shares were held by 545 record holders in Mexico.

Name	Number of Series B Shares	Percentage of Outstanding Shares
Roberto González Barrera and family (1)	220,822,677	45.76%
Archer-Daniels-Midland (2)	130,901,630	27.13%
Directors and Officers as a Group (3)	169,255	0.04%
Other shareholders	130,656,389	27.08%

Total	482,549,952	100.00%

(1)          The shares beneficially owned by Mr. González Barrera and his family include: 181,491,961 shares held directly by Mr. González Barrera; 30,025,796 shares held by him through a Mexican corporation jointly owned with Archer-Daniels-Midland and controlled by him; 216 shares held by Ms. Bertha González Moreno; 3,542,948 shares held by Ms. Graciela S. González Moreno; 5,758,556 shares held by Mr. Juan Antonio González Moreno; and 3,200 shares held by Ms. Mayra A. González Moreno.

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

Mr. González Barrera and his family control approximately 50.9% of our capital stock and therefore have the power to elect a majority of our 15 directors.  In addition, under Mexican law, any holder or group of holders representing 10% or more of our capital stock may elect one Director.  Under our bylaws and the Archer-Daniels-Midland association, as long as Archer-Daniels-Midland owns at least 20% of our capital stock, it will have the right to designate two members of our board of directors and their corresponding alternates.

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

At their peak on May 17, 2005, the outstanding balance of loans from GIMSA to GRUMA were Ps.1,531 million in nominal terms.  As of June 15, 2007, we owed GIMSA Ps.501.1 million and U.S$35.5 million.  The average interest rate for this year up to June 15 has been 8.33% for loan in pesos and 5.75% for the loan in dollars.

In September 2001, Gruma Corporation started to make loans to us which, at their peak on June 24, 2004, reached the amount of U.S.$64.0 million.  However, since 2004, we have lent money to Gruma Corporation and Gruma Centroamérica at an average rate of 7.1%, having an outstanding amount of U.S.$0million as of June 15, 2007.

Transactions with Archer-Daniels-Midland

We entered into an association with Archer-Daniels-Midland in September 1996.  As a result of this association, we received U.S.$258.0 million in cash, 80% partnership interest in Azteca Milling, our combined U.S. corn flour operations and 60% of the capital stock of Molinera de México, Archer-Daniels-Midland’s wholly-owned Mexican wheat milling operations.  We also gained exclusivity rights from Archer-Daniels-Midland in specified corn flour and wheat flour markets.  In return, Archer-Daniels-Midland received 74,696,314 of our newly issued shares, which represented approximately 22% of our total outstanding shares, and 20% partnership interest in Azteca Milling, and retained 40% of the capital stock of Molinera de México.  Archer-Daniels-Midland also obtained the right to designate two of our 15 directors and their corresponding alternates.  In addition, Archer-Daniels-Midland acquired 5% of MONACA.  Archer-Daniels-Midland has designated Federico Gorbea, President and Chief Operating Officer of Archer-Daniels-Midland’s operations in México, and Ismael Roig, Vice President of Planning and Business Development, as members of our board of directors. Archer-Daniels-Midland has elected David J. Smith, its Senior Vice President, Secretary and General Counsel, and Steve Mills its Group Vice President and Controller, to serve as alternates for Mr. Gorbea and Mr. Roig, respectively.

During 2004, 2005 and 2006, we purchased U.S.$103 million, U.S.$105 million and U.S.$115 million, respectively, of inventory from Archer-Daniels-Midland Corporation, a shareholder, at market rates and terms.  Additionally, in 2006, we purchased a 2% stake in MONACA and sold a 3% stake in DEMASECA to ADM.  For more information regarding these transactions, please see “Item 4.  Information on the Company—Business Overview— Gruma Venezuela.”

Other Transactions

We had loans outstanding to the controlling shareholder and related parties which, at their peak on December 31, 2002, aggregated Ps.176.8 million.  These loans were made for personal purposes.  All of these loans bore interest at market rates.  These loans have been repaid in full.

As of June 15, 2007 we hold approximately 9.86% of the capital stock of GFNorte, a Mexican financial institution.  In the normal course of business, we may obtain financing from GFNorte’s subsidiaries at market rates and terms.  For the past five years, the highest outstanding loan amount has been Ps.162 million (in nominal terms) with an average interest rate of 8.9% in December 2003.

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

Antitrust Lawsuits

Eighteen manufacturers of tortillas and other processed food products brought three related antitrust lawsuits against Gruma Corporation and Azteca Milling in the United States District Court for the Southern District of Texas, Galveston Division.  The three suits were:  (i) El Aguila Food Products, Inc., et al. v. Gruma Corporation, et al.; No. G-01-434, in the United States District Court for the Southern District of Texas, Galveston Division; (ii) Gilbert Moreno Enterprises, Inc., et al. v. Gruma Corporation, et al.; C.A. No. G-01-546, in the United States District Court for the Southern District of Texas, Galveston Division; and (iii) Capistran, Inc., et al. v. Gruma Corporation, et al.; No. G-02-100, in the United States District Court for the Southern District of Texas, Galveston Division.  The three lawsuits were consolidated and later transferred to the United States District Court for the Southern District of Texas, Houston Division.  The plaintiffs alleged that the defendants conspired with retailers to restrain trade in the retail sale of tortillas in Texas, California, Arizona and Michigan, used market power to exclude plaintiffs from the retail tortilla market, and otherwise competed unfairly.  The plaintiffs sought damages, including treble damages, “greatly in excess of U.S.$1 million per Plaintiff,” as well as injunctive relief.  In December 2003, the trial court, after four weeks of trial, dismissed the suit as being without merit.  Plaintiffs filed an appeal.  In May 2005, the United States Court of Appeals handed down a decision affirming the trial court’s dismissal.  The decision dismissing this case is now final.

Additionally, in May 2004 a new lawsuit was filed against Gruma Corporation and five grocery retailers on behalf of an alleged consumer class.  The plaintiff alleged that the defendants had violated California’s antitrust laws by entering into agreements which restricted competition in the retail sale of tortillas.  The plaintiff sought equitable relief and an unspecified amount of damages.  The trial court dismissed the claim in March 2005 at the request of the plaintiff, who voluntarily withdrew the case without receiving any settlement moneys or other consideration from GRUMA.

Mexican Antitrust Litigation

 On August 24, 2005, GIMSA acquired a 100% interest in Agroinsa, a group of companies that produce corn flour in Celaya, Guanajuato as well as corn flour, wheat flour and other food products in Monterrey, Nuevo León. In accordance with the Ley Federal de Competencia Económica, or Mexican Competition Law, GRUMA, GIMSA’s holding company, notified the Comisión Federal de Competencia, or Federal Competition Commission or CFC, of the prospective acquisition through a “notice of concentration.”

On November 21, 2005, GRUMA was notified that the CFC had denied its request to approve the Agroinsa acquisition.

In addition to our belief that the decision by the CFC lacked legal and economic merits, on January 16, 2006, GRUMA filed an administrative appeal before the CFC arguing that the acquisition should be approved by the CFC under the grounds of afirmativa ficta, or implicit approval, in view of the fact that the CFC notified its resolution extemporaneously in accordance with Article 21 of the Mexican Competition Law.

On April 6, 2006, the CFC denied GRUMA’s appeal and confirmed its decision to reject the acquisition. GRUMA subsequently requested the Thirteenth Federal Court for Administrative Matters of Mexico City to overrule the CFC’s resolution. The Federal Court granted GRUMA’s request on August 24, 2006 and ordered the CFC to approve the acquisition. On June 14, 2007, following a jurisdictional appeal by the CFC before the Third Federal Court of Appeals for Administrative Matters, arguing that the decision made by the Thirteenth Federal Court for Administrative Matters should be overruled, the Third Federal Court of Appeals for Administrative Matters, relying on certain legal guidelines previously issued by the Mexican Supreme Court of Justice in this case, ruled that implicit approval applied to protect GRUMA’s right to acquire Agroinsa. This decision is final and non-appealable.

By virtue of the judicial resolution, the CFC is legally bound to promptly issue a new administrative resolution authorizing GIMSA to acquire Agroinsa under the terms and conditions that GRUMA previously presented to the CFC.

Distributor Arbitrations and Litigations

In November 2001, one of GRUMA’s distributors filed a putative class action lawsuit against Gruma Corporation.  The case was removed from California state court to federal court. In April 2005, the United States District Court, based upon a recent U.S. Supreme Court decision, ordered that the claims be referred to arbitration in Los Angeles and that the arbitrator decide whether the matter should proceed as a class action. An additional distributor subsequently joined the arbitration as a claimant. The arbitrator has made a preliminary ruling that a class of approximately 1,120 California distributors will be certified, but a final certification order has not yet been entered.  The claims, as amended, allege that: (i) Gruma Corporation breached its agreements with its distributors; (ii) Gruma Corporation’s distributors are actually employees; (iii) Gruma Corporation has failed to make wage and other payments required for employees; (iv) Gruma Corporation has violated California’s labor, antitrust, and unfair competition statutes, and; (v) Gruma Corporation has otherwise committed fraud and negligent misrepresentations. The arbitrator subsequently dismissed the antitrust claims. The plaintiffs seek damages and equitable relief, but have not yet specified the total amount of damages sought. We intend to vigorously defend against this action.

On July 28, 2006, another of GRUMA’s distributors sought to join the Los Angeles arbitration but was referred to arbitration in the State of Washington. An additional distributor subsequently sought arbitration in the State of Washington and the two proceedings have been consolidated before an arbitrator in Seattle. The two distributors on behalf of alleged classes of current and former distributors assert that: (i) Gruma Corporation breached its agreements with its distributors; (ii) Gruma Corporation’s distributors are actually employees; (iii) Gruma Corporation has failed to make wage and other payments required for employees; (iv) Gruma Corporation has violated California and Washington labor statues, among others, and; (v) Gruma Corporation has failed to pay federal excise payments on sales made by the distributors.  The plaintiffs seek damages and equitable relief, but have not yet specified the total amount of damages sought. We intend to vigorously defend against this action.

In April 2007, GRUMA was named in a class action suit, Enrique Garza, et al. v. Mission Foods, Inc. dba Gruma Corporation, filed in the United States District Court for the Northern District of California, San Jose Division.  Although we have not yet been served with the complaint, the plaintiffs assert that they were induced to enter into distributor agreements and to pay for routes by false statements and that GRUMA breached the distributor agreements by arbitrarily taking their routes, shuffling around the routes, reselling the routes to others, and failing to adequately compensate the plaintiffs.  The plaintiffs also assert a RICO violation under 18 U.S. Code §§ 1962 et seq.  Plaintiffs seek an unspecified amount of damages and injunctive relief. We intend to vigorously defend against this action.

Drivers’ Class Action

In October 2005, GRUMA was named in a class action suit, Ramon Moreno et al. v. Guerrero Mexican Food Products, Inc. and Gruma Corporation, filed in the United States District Court for the Central District of California, Los Angeles County.  This is a putative wage and hour class action alleging a misclassification of the Teamster represented employee drivers as exempt, and seeking overtime for all hours worked in excess of eight in a day and forty in a week.  The plaintiffs also contend that the class members have been denied state-mandated meal periods and are due penalties under California Labor Code Section 226.7.  The plaintiffs subsequently amended the complaint to add a second plaintiff who had been an employee. GRUMA has filed an answer and a third-party complaint against Teamsters Local 63. The trial court has issued an order certifying a class of approximately 290 former California employee sales drivers who were employed from October 2001 through February 2007. The case is set for trial in November 2007.  Plaintiffs seek an unspecified amount of damages. We intend to vigorously defend against this action.

Water Discharge Assessments

Certain subsidiaries of GIMSA were notified by the National Water Commission of fee assessments due from various prior years.  These assessments mainly arose from the CNA’s determination that sewage water had been discharged on public property that was being used for receiver facilities.  Nevertheless, the subsidiaries use the water derived from the production process, previously treated, to irrigate certain of the Company’s property through a sprinkler system.  The assessments imposed by the CNA were subsequently been resolved in the Company’s favor, except for two assessments that are still pending resolution.  With respect to the Ps.14.2 million assessment, the Company obtained a favorable ruling from the Sala Superior del Tribunal de Justicia Fiscal y Administrativa, or Superior Chamber of the Federal Tax and Administrative Court, overruling the assessment.  The CNA has filed an appeal with the Federal Court of Appeals for Administrative Matters, which is still pending.  With respect to the Ps.699 thousand assessment, resolution is still pending in the Superior Chamber of the Federal Tax and Administrative Court.

According to the Company’s lawyers, a reasonable basis exists to obtain a favorable resolution for the two pending assessments due to, among other things, the fact that the water in question is treated and then used to irrigate certain of the Company’s landscaping, such that the water is not discharged on public property and does not contaminate the ground soil.  Consequently, the Company’s management determined that it was unnecessary to recognize a liability for this matter.

Mexican Tax Claim

The Secretaría de Hacienda y Crédito Público, or Ministry of Finance and Public Credit, has lodged several tax assessments against the Company for an amount of: (i) Ps.340.7 million in connection to our asset tax returns for the years 1994, 1996, 1997, 1999 and 2000; (ii) Ps.29.9 million for allegedly withholding taxes at a lower rate from the payment of interests to our foreign creditors for the years 2000, 2001 and 2002, and; (iii) Ps.93 million for wheat imports initiated by Molinera de México during the year 2003, which according to the Mexican tax authorities were incorrectly classified under the harmonized system. The Company has filed several appeals to obtain an annulment of all of these assessments and intends to vigorously defend against these actions. The Company believes the resolution of these proceedings will not have a material effect on the Company’s financial position and results of operation.

Venezuelan Tax Claim

The Venezuelan tax authorities have lodged certain assessments against Molinos Nacionales, C.A., or MONACA, one of our Venezuelan subsidiaries, related to income tax returns for the years 1998 and 1999, which amounted to U.S.$1.4 million plus tax debts presumably omitted in the amount of U.S.$66,344.  The case has been appealed and is awaiting a final decision. The resolution of these claims will be assumed by the previous shareholder, International Multifoods Corporation, in accordance with the purchase agreement of our subsidiary in Venezuela, MONACA.

Venezuelan Labor Lawsuits

Our subsidiary MONACA has been named in eight labor lawsuits and one extrajudicial claim, claiming damages in the amount of U.S.$2,934,031. The lawsuits and claims relate to issues and rights such as profit sharing, social security, vacations, overtime hours, seniority and indemnity payments. The “caleteros” who brought the claims are workers who help freighters to unload goods. They are not part of the unionized working force of MONACA, so they should be considered independent contractors.  However, some labor courts may deem them to be employees of our subsidiary.  MONACA has reserved U.S.$1,735,349 for potential damages and has taken steps ensure that no further “caleteros” and freighters are contracted in order to mitigate any presumption or circumstance which may give rise to a claim that an employment relationship exists with our subsidiary. We intend to vigorously defend against this action.

ITEM 9.          The Offer And Listing.

TRADING HISTORY

Our Series B Shares have been traded on the Bolsa Mexicana de Valores, S.A. de C.V., or Mexican Stock Exchange, since 1994.  The ADSs, each representing four Series B Shares, commenced trading on the New York Stock Exchange in November 1998.  On December 31, 2006, 482,549,952 Series B Shares were outstanding (of which 77,235,272 Series B Shares were represented by 19,984,818 ADSs held by 13 record holders in the United States).

In January 2006, we issued 30,000,000 of our series B common stock, class I, no par value shares in an offering inside and outside of Mexico at Ps.38.250 per share for a combined offering total of Ps.1,147,500,000.  The proceeds of the offering were allocated to increases in production capacity in Gruma Corporation.  This equity offering increased the float of GRUMA’s stock from 19% to 26% and improved its liquidity.

GIMSA terminated its ADR program in September 2005 and effective November 10, 2005, GIMSA ADSs ceased to be traded on the New York Stock Exchange.  On November 30, 2005, the delisting of the ADSs from the New York Stock Exchange became effective.  On June 21, 2006, the deregistration of the Series B Shares and ADSs became effective.  The delisting of GIMSA’s ADSs is a component of our longer-term strategy of increasing the trading volume and liquidity of our shares.

PRICE HISTORY

The following table sets forth, for the periods indicated, the annual high and low closing sale prices for the Series B Shares and the ADSs as reported by the Mexican Stock Exchange and the New York Stock Exchange, respectively.

	Mexican Stock Exchange		NYSE
	Common Stock		ADS(2)
	High	Low	High	Low
	(Ps. per share(1))		(U.S.$ per ADS)
Annual Price History
2002	13.00	8.00	5.70	3.50
2003	15.30	9.20	5.62	3.20
2004	26.48	15.7	9.50	5.40
2005	36.00	20.64	13.35	7.63
2006	41.16	26.53	15.26	9.41
Quarterly Price History
2005
1st Quarter	28.30	24.73	10.31	8.75
2nd Quarter	25.40	20.64	9.49	7.63
3rd Quarter	28.00	23.50	10.38	8.70
4th Quarter	36.00	26.72	13.35	9.80
2006
1st Quarter	39.44	31.83	15.05	11.60
2nd Quarter	34.68	26.53	13.59	9.50
3rd Quarter	35.40	30.75	12.78	11.20
4th Quarter	41.16	32.52	15.26	11.94
2007
1st Quarter	39.12	32.73	13.75	11.94
2nd Quarter(3)	39.02	34.61	14.60	12.66
Monthly Price History
December 2006	41.16	37.69	15.26	13.54
January 2007	39.12	32.73	13.75	11.94
February 2007	37.40	33.60	13.72	12.23
March 2007	35.67	34.52	12.94	12.40
April 2007	36.67	34.61	13.45	12.66
May 2007	39.02	36.68	14.60	13.42
June 2007(3)	37.97	35.48	14.14	13.11

(1)           Pesos per share reflect nominal price at trade date.

(2)           Price per ADS in U.S.$; one ADS represents four Series B Shares.

(3)           Through June 15, 2007.

On June 15, 2007, the reported last sale price of the B Shares on the Mexican Stock Exchange was Ps.35.72 per B Share.  On June 15, 2007, the reported last sale price of the ADSs on the New York Stock Exchange was U.S.$13.35 per ADS.

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

Settlement is effected three business days after a share transaction on the Mexican Stock Exchange.  Deferred settlement, even by mutual agreement, is not permitted without the approval of the Comisión Nacional Bancaria y de Valores (the Mexican National Banking and Securities Commission, or CNBV).  Most securities traded on the Mexican Stock Exchange, including ours, are on deposit with S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., or Indeval, a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

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

ITEM 10.       Additional Information.

BYLAWS

Set forth below is a brief summary of certain significant provisions of our bylaws, according to their last comprehensive amendment. This description does not purport to be complete and is qualified by reference to our bylaws, which are incorporated as an exhibit to this Annual Report.

The new Mexican Securities Law of 2006 included provisions seeking to improve the applicable regulations on disclosure of information, minority shareholder rights and corporate governance of the issuers, among other matters. It also imposes additional duties and liabilities on the members of the board of directors as well as senior officers. Thus, we were required to carry out a comprehensive amendment of our bylaws through an extraordinary general shareholders’ meeting held on November 30, 2006.

Incorporation and Register

We were incorporated in Monterrey, Mexico on December 24, 1971 as a corporation (Sociedad Anónima de Capital Variable) under the Mexican Corporations Law, for a term of 99 years. On November 30, 2006 we became a publicly held corporation (Sociedad Anónima Bursátil de Capital Variable), a special corporate form for all Mexican publicly traded companies pursuant to the regulations of the new Mexican Securities Law.

Corporate Purpose

Our main corporate purpose, as fully described in Article Second of our bylaws, is to serve as a holding company and to engage in various activities such as: (i) purchasing, selling, importing, exporting, and manufacturing all types of goods and products, (ii) issuing any kind of securities and taking all actions in connection therewith (iii) creating, organizing and managing all types of companies, (iv) acting as an agent or representative, (v) purchasing, selling and holding real property, (vi) performing or receiving professional, technical or consulting services, (vii) establishing branches, agencies or representative offices, (viii) acquiring, licensing, or using intellectual or industrial property, (ix) granting and receiving loans, (x) subscribing, issuing and negotiating all types of credit instruments, and (xi) performing any acts necessary to accomplish the foregoing.

Directors

Our bylaws provide that our management shall be vested in the board of directors and our Chief Executive Officer. Each director is elected by a simple majority of the shares. Under Mexican law and our bylaws, any holder or group of holders owning 10% or more of our capital stock may elect one director and its corresponding alternate. The board of directors must be comprised of a minimum of five and a maximum of twenty-one directors, as determined by the shareholders at the annual ordinary general shareholders’ meeting. Additionally, under the Mexican Securities Law, at least 25% of the members of the board of directors must be independent. Currently, our board of directors consists of 15 members.

The board of directors shall meet at least four times a year. These meetings can be called by the Chairman of the board of directors, the Chairman of the Audit and Corporate Governance Committees, or by 25% of the members of the board of directors. The directors serve for a one year term, or for up to 30 (thirty) additional days, if no designation of their substitute has been made or if the substitute has not taken office. Directors receive compensation as determined by the shareholders at the annual ordinary general shareholders’ meeting. The majority of directors are needed to constitute quorum, and board resolutions must be passed by a majority of the votes present at any validly constituted meeting or by unanimous consent if no meeting is convened.

Under the terms of our association with Archer-Daniels-Midland, it has the right to appoint two of our directors and their corresponding alternates as long as it owns at least 20% of our capital stock.

Our bylaws provide that the board of directors has the authority and responsibility to: (i) set the general strategies for the business of the company; (ii) oversee the performance and conduction of business of the company; (iii) oversee the main risks encountered by the company, identified by the information submitted by the committees, the Chief Executive Officer and the firm providing the external auditing services; (iv) approve the information and communication policies with shareholders and the market; and (v) instruct the Chief Executive Officer to disclose to the investor public any material information when known.

Additionally, the board of directors has the authority and responsibility to approve, with the previous opinion of the corresponding Committee: (i) the policies for the use of the company’s assets by any related party; (ii) related party transactions other than those occurring in the ordinary course of business, those of insignificant amount, and those deemed as done within market prices; (iii) the purchase or sale of 5% or more of our corporate assets; (iv) granting of warranties or the assumption of liabilities for more than 5% of our corporate assets; (v) the appointment, and in its case, destitution of the Chief Executive Officer and his integral compensation, as the designation of integral compensation policies for all other senior officers; (vi) internal control and internal audit guidelines; (vii) the company’s accounting guidelines; (viii) the company’s financial statements; and (ix) the hiring of the firm providing external audit services and, in its case, any services additional or supplemental to the external audit. The approval of the board in all of these matters is non-delegable.

See “Item 6. Directors, Senior Management and Employees” for further information about the board of directors.

Audit and Corporate Governance Committees

Under our bylaws and in accordance with the Mexican Securities Law, the board of directors, through the Audit and Corporate Governance Committees as well as through the firm performing the external audit, shall be in charge of the surveillance of the company. Such Committees should be exclusively comprised by independent directors and by a minimum of three members, elected by the board of directors at the proposal of the Chairman of the Board. The Chairman of such Committees shall be exclusively designated and/or removed from office by the annual ordinary general shareholders’ meeting.

For the performance of its duties, the Corporate Governance Committee shall: (i) render its opinion to the board of directors, pursuant to the Mexican Securities Law; (ii) request the opinion of independent experts, when deemed convenient; (iii) convene shareholders meetings and include issues in the agenda they deem appropriate; (iv) assist the board of directors when making the annual reports; and (v) be responsible of any other activity provided by law or our bylaws.

Likewise, for the performance of its duties, the Audit Committee shall: (i) render its opinion to the board of directors, pursuant to the Mexican Securities Law; (ii) request the opinion of independent experts when deemed convenient; (iii) convene shareholders meetings and include issues in the agenda they deem appropriate; (iv) assess the performance of the external auditing firm, as well as analyze the opinions and reports rendered by the external auditor; (v) discuss the financial statements of the company and if, appropriate, recommend its approval to the board of directors; (vi) inform the board of directors of the condition of the internal controls and internal auditing systems, including any irregularities detected therein; (vii) prepare the opinion of the report rendered by the Chief Executive Officer; (viii) assist the board of directors when making the annual reports; (ix) request from the senior officers and from other employees, reports relevant to the preparation of the financial information and of any other kind deemed necessary for the performance of their duties; (x) investigate possible irregularities within the company, as well as to carry out the actions deemed appropriate; (xi) request meetings with senior officers in connection with the internal control and internal audit; (xii) inform the board of directors about the material irregularities detected while exerting their duties, and in its case, notify the corrective measures thereof; (xiii) oversee that the Chief Executive Officer complies with the resolutions taken by the Shareholders’ Meetings and by the board of directors; (xiv) oversee the establishment of internal controls in order to verify that the transactions of the company conform to the legal applicable regulations; and (xv) be responsible of any other activity provided by law or our bylaws.

Fiduciary Duties - Duty of Diligence

Our bylaws and the Mexican Securities Law provide that the directors shall act in good faith and in our best interest. In order to fulfill its duty, our directors may: (i) request information about us that is reasonably necessary to take actions; (ii) require the presence of any officers or other key employees, including the external auditors, that may contribute elements for taking actions at board meetings; (iii) postpone board meetings when a director has not been given sufficient notice of the meeting or in the event that a director has not been provided with the information provided to the other directors; and (iv) discuss and vote any item requesting, if deemed convenient, the exclusive presence of the members and the secretary of the board of directors.

Our directors may be liable for damages caused when breaching their duty of diligence if such failure causes economic damage to the company or our subsidiaries, as well if the director: (i) fails to attend board or committee meetings and, as a result of such absence, the board was unable to take action, unless such absence is approved by the shareholders meeting; (ii) fails to disclose the board of directors or the committees material information necessary to reach a decision; and/or (iii) fails to comply with its duties imposed by the Mexican Securities Law or our bylaws. Members of the board of directors may not represent shareholders at any shareholders’ meeting.

Fiduciary Duties - Duty of Loyalty

Our bylaws and the Mexican Securities Law provide that the directors and secretary of the board shall keep confidential any non-public information and matters about which they have knowledge as a result of their position. Also, directors must abstain from participating, attending or voting at meetings related to matters where they have or may have a conflict of interest.

The directors and secretary of the board of directors will be deemed to have violated their duty of loyalty and will be liable for any damages when they, directly or through third parties, obtain an economic benefit by virtue of their position without legitimate cause. Furthermore, the directors will fail to comply with their duty of loyalty if they: (i) vote at a board meeting or take any action where there is a conflict of interest; (ii) fail to disclose a conflict of interest they may have during a board meeting; (iii) knowingly favor a particular shareholder of the company against the interests of other shareholders; (iv) approve related party transactions without complying with the requirements of the Mexican Securities Law; (v) use company assets infringing the policies approved by the board of directors; (vi) unlawfully use material non-public information of the company; and/or (vii) usurp a corporate business opportunity for their own benefit, or the benefit of a third party, without the prior approval of the board of directors. Our directors may be liable for damages when breaching their duty of loyalty if such failure causes economic damage to the company or our subsidiaries.

Civil Actions Against Directors

Under Mexican law, shareholders can initiate actions for civil liabilities against directors through resolutions passed by a majority of the shareholders at a general ordinary shareholders’ meeting. In the event the majority of the shareholders decide to bring such action, the director against whom such action is brought will immediately cease to be a member of the board of directors. Additionally, shareholders representing not less than 5% of our outstanding shares may directly bring such action against directors. Any recovery of damages with respect to such action will be for our benefit and not for the benefit of the shareholders bringing the action.

Chief Executive Officer

According to our bylaws and the Mexican Securities Law, the Chief Executive Officer shall be in charge of running, conducting and executing the company’s business, complying with the strategies, policies and guidelines approved by the board of directors.

For the performance of its duties the Chief Executive Officer shall: (i) submit, for the approval of the board of directors, the business strategies of the company; (ii) execute the resolutions of the Shareholders’ Meetings and of the board of directors; (iii) propose to the Audit Committee, the internal control system and internal audit guidelines of the company, as well as execute the guidelines approved thereof by the board of directors; (iv) disclose any material information and events that should be disclosed to the investor public; (v) comply with the provisions relevant to the repurchase and placement transactions of the company’s own stock; (vi) exert any corresponding corrective measures and liability suits; (vii) assure that adequate accounting, registry and information systems are maintained by the company; (viii) prepare and submit to the board of directors its annual report; (ix) establish mechanisms and internal controls permitting to certify that the actions and transactions of the company conform to the applicable regulations; and (x) exert the liability suits referred to in the Mexican Securities Law against related parties or third parties that allegedly cause damage to the company.

Voting Rights and Shareholders’ Meetings

Each share entitles the holder thereof to one vote at any general meeting of our shareholders. Shareholders may vote by proxy. At the ordinary general shareholders’ meeting, any shareholder or group of shareholders representing 10% or more of the outstanding common stock has the right to appoint one director and its corresponding alternate, with the remaining directors being elected by majority vote.

General shareholders’ meetings may be ordinary or extraordinary. Extraordinary general shareholders’ meetings are called to consider matters specified in Article 182 of the Mexican Corporations Law, including, principally, changes in the authorized fixed share capital and other amendments to the bylaws, the issuance of preferred stock, the liquidation, merger and spin-off of the company, changes in the rights of security holders, and transformation from one corporate form to another. All other matters may be approved by an ordinary general shareholders’ meetings. Ordinary general shareholders’ meetings must be called to consider and approve matters specified in Article 181 of the Mexican Corporations Law, including, principally, the appointment of the members of the board of directors and the Chairman of the Audit and Corporate Governance Committees, the compensation paid to the directors, the distribution of our profits for the previous year, and the annual reports presented by the board of directors and the Chief Executive Officer. Our shareholders establish the number of members that will serve on our board of directors at the ordinary general shareholders’ meeting.

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

Shareholders’ meetings may be called by the board of directors, the Chairman of the Audit and/or Corporate Governance Committees, or a court. The Chairman of the board of directors or the Chairman of the Audit or Corporate Governance Committees may be required to call a shareholders’ meeting if holders of at least 10% of our outstanding share capital request a meeting in writing, or at the written request of any shareholder if no shareholders’ meeting has been held for two consecutive years, or if, during a period of two consecutive years, the board of directors’ annual report for the previous year and the company’s financial statements were not presented to the shareholders, or if the shareholders did not elect directors.

Notice of shareholders’ meetings must be published in the Federal Official Gazette or in a newspaper of general circulation in Monterrey, Nuevo Léon at least 15 days prior to the meeting. Shareholders’ meetings may be held without such publication provided that 100% of the outstanding shares are represented. Shareholders’ meetings must be held within the corporate domiciles in Monterrey, Nuevo Léon.

Under Mexican law, holders of 20% of our outstanding capital stock may have any shareholder action set aside by filing a complaint with a Mexican court of competent jurisdiction within 15 days after the close of the meeting at which such action was taken, by showing that the challenged action violates Mexican law or our bylaws. Relief under these provisions is only available to holders who were entitled to vote on the challenged shareholder action and whose shares were not represented when the action was taken or, if represented, voted against it.

Dividend Rights and Distribution

Within the first four months of each year, the board of directors must submit our company’s financial statements for the preceding fiscal year to the shareholders for their approval at the ordinary general shareholders’ meeting. They are required by law to allocate 5% of any new profits to a legal reserve which is not thereafter available for distribution until the amount of the legal reserve equals 20% of our capital stock (before adjusting for inflation). Amounts in excess of those allocated to the legal reserve fund may be allocated to other reserve funds as the shareholders determine, including a reserve for the repurchase of our shares. The remaining balance of new profits, if any, is available for distribution as dividends. Cash dividends on the shares held through Indeval will be distributed by us through Indeval. Cash dividends on the shares evidenced by physical certificates will be paid when the relevant dividend coupon registered in the name of its holder is delivered to us. No dividends may be paid, however, unless losses for prior fiscal years have been paid up or absorbed. See “Item 3. Key Information—Dividends.”

Liquidation

Upon our dissolution, one or more liquidators must be appointed by an extraordinary shareholders’ general meeting to wind up its affairs. If the extraordinary general shareholders’ meeting does not make said appointment, a Civil or District Judge can do so at the request of any shareholder. All fully paid and outstanding common stock will be entitled to participate equally in any distribution upon liquidation after the payment of the company’s debts, taxes and the expenses of the liquidation. Common stock that has not been paid in full will be entitled to these proceeds in proportion to the paid-in amount.

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

Changes in Capital Stock

Our outstanding capital stock consists of Class I and Class II series B shares. Class I shares are the fixed portion of our capital stock and have no par value. Class II shares are the variable portion of our capital stock and have no par value. The fixed and capital portion of our capital stock cannot be withdrawn. The issuance of variable capital shares, unlike the issuance of fixed capital shares, does not require an amendment of the bylaws, although it does require approval at an ordinary general shareholders’ meeting. The fixed portion of our capital stock may only be increased or decreased by resolution of an extraordinary general shareholders’ meeting and an amendment to our bylaws, whereas the variable portion of our capital stock may be increased or decreased by resolution of an ordinary general shareholders’ meetings. Currently, our outstanding capital stock consists only of fixed capital.

An increase of capital stock may generally be made through the issuance of new shares for payment in cash or in kind, by capitalization of indebtedness or by capitalization of certain items of shareholders’ equity. An increase of capital stock generally may not be made until all previously issued and subscribed shares of capital stock have been fully paid. A reduction of capital stock may be effected to absorb losses, to redeem shares, to repurchase shares in the market or to release shareholders from payments not made.

As of December 31, 2005, GRUMA’s outstanding common stock consisted of 452,549,952 shares of Series “B”, with no par value, fully subscribed and paid, and no shares held in Treasury. As of December 31, 2006, GRUMA’s outstanding common stock consisted of 482,549,952 shares of Series “B”, with no par value, fully subscribed and paid, and no shares held in Treasury. In January 2006, we issued 30,000,000 of our series B common stock, class I, no par value shares. As of April 27, 2007 GRUMA’s outstanding common stock consisted of 482,549,952 shares Series “B”, with no par value, fully subscribed and paid.

Preemptive Rights

In the event of a capital increase through the issuance of shares, other than in connection with a public offering of newly issued shares or treasury stock, a holder of existing shares of a given series at the time of the capital increase has a preferential right to subscribe for a sufficient number of new shares of the same series to maintain the holder’s existing proportionate holdings of shares of that series. Preemptive rights must be exercised within the period and under the conditions established for such purpose by the shareholders at the corresponding shareholders’ meeting. Under Mexican law and our bylaws, the exercise period may not be less than 15 days following the publication of notice of the capital increase in the Federal Official Gazette or following the date of the shareholders’ meeting at which the capital increase was approved if all shareholders were represented; otherwise such rights will lapse.

Furthermore, shareholders will not have preemptive rights to subscribe for common stock issued in connection with mergers, upon the conversion of convertible debentures, or in the resale of treasury stock as a result of repurchases on the Mexican Stock Exchange.

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

Registration and Transfer

Our shares are evidenced by certificates in registered form. We maintain a stock registry and, in accordance with Mexican law, only those persons whose names are recorded on the stock registry are recognized as owners of the series B shares.

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

Share Repurchases

We may repurchase our common stock on the Mexican Stock Exchange at any time at the then market price. The repurchase of shares will be made charging our equity, in which case we may keep them without reducing our capital stock, or charging our capital stock, in which case we must convert them into unsubscribed treasury stock. The ordinary general shareholders’ meeting shall determine the maximum amount of funds to be allocated for the repurchase of shares, which amount shall not exceed our total net profits, including retained earnings.

Repurchased common stock will either be held by us or kept in our treasury, pending future sales thereof through the Mexican Stock Exchange. If the repurchased shares are kept in our treasury, we may not exercise their economic and voting rights, and such shares will not be deemed to be outstanding for purposes of calculating any quorum or voting at any shareholders’ meeting. The repurchased shares held by us as outstanding shares may not be represented at any shareholder meeting. The decrease or increase of our capital stock as a result of the repurchase does not require the approval of a shareholders’ meeting or of the board of directors.

Under Mexican securities regulation, our directors, officers, external auditors, the secretary of the board of directors and holders of 10% or more of our outstanding common stock may not sell common stock to us, or purchase repurchased common stock from us, unless the sale or purchase is made through a tender offer. The repurchase of common stock representing 3% or more of our outstanding share capital in any 20 trading-day period must be conducted through a public tender offer.

Repurchase in the Event of Delisting

In the event of the cancellation of the registration of our shares at the Registro Nacional de Valores, or National Registry of Securities or RNV, whether at our request or at the request of the CNBV, under our bylaws and the regulations of the CNBV, our controlling shareholders will be obligated to make a tender offer to purchase all of our shares prior to the cancellation. Such tender offer shall be made at least at the greater price of the following: (i) the closing sale price under the terms of the following paragraph, or (ii) the book value of the shares according to the most recent quarterly report submitted to the CNBV and the Mexican Stock Exchange.

The quoted share price on the Mexican Stock Market referred to in the preceding paragraph shall be the weighted average share price as quoted on the Mexican Stock Exchange for the last 30 days in which our shares were traded, in a period not greater than six months, prior to the date of the public tender offer. If the number of days in which our shares have traded during the period referred to above is less than 30, then only the actual number of days in which our shares have traded during such period will be taken into account. If shares have not been exchanged during such period, then the tender offer shall be made at a price equal to at least the book value of the shares.

In connection with any such cancellation of the registration of our shares, we will be required to deposit sufficient funds into a trust account for at least six months following the date of cancellation to ensure adequate resources to purchase at the public tender offer price any remaining outstanding shares from shareholders that did not participate in the offer.

If we ask the RNV to cancel the registration of our shares, we will be exempt from carrying out a public tender offer, provided that: (i) we have the consent of the holders of at least 95% of our outstanding common shares, by a resolution at a shareholders’ meeting; (ii) the aggregate amount offered for the securities in the market is less than 300,000 investment units (UDIs); (iii) the trust referred to in the preceding paragraph is executed, and (iv) notice is given to the CNBV of the execution and cancellation of the trust through the established electronic means.

Within ten business days of the commencement of a public tender offer, our board of directors must prepare and disclose to public investors its opinion with respect to the reasonableness of the tender offer price as well as any conflicts of interest that its members may have in connection with the tender offer. The opinion of the board of directors may be accompanied by another opinion issued by an independent expert that we may hire.

The shareholders required to make the tender offer referred to above may request the approval from the CNBV to use different criteria to determine the price of the shares. The CNBV shall take into account our financial situation in considering whether to grant such approval. In requesting such approval, the following must be submitted to the CNBV: (i) the resolution of the board of directors approving such request, (ii) the opinion of the Corporate Governance Committee addressing the reasons why it deems appropriate the use of a different price, and (iii) a report from an independent expert indicating that the price is consistent with the terms of the Mexican Securities Law.

Shareholder’s Conflicts of Interest

Any shareholder that has a direct or indirect conflict of interest with respect to any transaction must abstain from voting thereon at the relevant shareholders’ meeting. A shareholder that votes on a business transaction in which its interest conflicts with ours may be liable for damages if the transaction would not have been approved without such shareholder’s vote.

Rights of Shareholders

The protections afforded to minority shareholders under Mexican law are different from those in the United States and other jurisdictions. The law concerning duties and responsibilities of directors and controlling shareholders has not been the subject of extensive judicial interpretation in Mexico, unlike the United States where judicial decisions have been issued regarding the duties of diligence and loyalty, which more effectively protect the rights of minority shareholders. In addition, Mexican civil procedure does not contemplate class actions or shareholder derivative actions, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders or to enforce rights of the corporation itself. Shareholders cannot challenge corporate action taken at a shareholders’ meeting unless they meet certain procedural requirements.

In addition, under U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the Exchange Act, including the proxy solicitation rules, the rules requiring disclosure of share ownership by directors, officers and certain shareholders. We are also exempt from certain of the corporate governance requirements of the New York Stock Exchange, including certain requirements concerning audit committees and independent directors. A summary of significant ways in which our corporate governance standards differ from those followed by U.S. companies pursuant to NYSE listing standards is available on our website at www.gruma.com.

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

Exceptions. The provisions of our bylaws summarized above will not apply to: (i) transfers of shares by operation of the laws of succession; (ii) acquisitions of shares by (a) any person who, directly or indirectly, has the authority or possibility of appointing the majority of the directors of our board of directors, (b) any company, trusts or similar form of venture, vehicle, entity, corporation or economic or mercantile association, which may be under the control of the aforementioned person, (c) the heirs of the aforementioned person, (d) the aforementioned person when such person is repurchasing the shares of any corporation, trust or similar form of venture, vehicle, entity, corporation or economic or mercantile association referred to in the item (b) above, and (e) the company or by trusts created by the company; (iii) any person(s) that as of December 4, 2003 hold(s), directly or indirectly, more than 20% of the shares representing the company’s capital stock, and; (iv) any other exceptions provided for in the Mexican Securities Law and other legal dispositions derived from said law.

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

Under the terms of this association, Archer-Daniels-Midland may not, without the consent of Mr. Roberto González Barrera, the Chairman of our board of directors or our board of directors, acquire additional shares of us.  In 1999, Mr. González Barrera authorized Archer-Daniels-Midland to acquire additional shares of us issued as a result of an increase in capital stock and subsequent rights offering to our shareholders.  In connection with the rights offering on August 19, 1999, Archer-Daniels-Midland directly and indirectly purchased a total of 51,408,337 new shares, increasing its ownership of our outstanding shares to approximately 29.2%, directly and indirectly.  As of June 15, 2007, Archer-Daniels-Midland owns, directly and indirectly, approximately 27.13% of our outstanding shares.  A total of 24,566,561 of these new shares are held by Archer-Daniels Midland through a Mexican corporation jointly owned with Mr. González Barrera and controlled by him.  Furthermore, Archer-Daniels-Midland must give Mr. González Barrera a right of first refusal on any sale of our shares.  Mr. González Barrera must give Archer-Daniels-Midland a similar right on any sale of his shares in us if at the time of the sale, he owns, or as a result of the sale will own, less than 30% of our outstanding shares.  See “Item 7.  Major Stockholders and Related Party Transactions—Related Party Transactions.”

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

BBVA Bancomer

On July 28, 2005, we obtained a U.S.$250 million, five-year syndicated senior credit facility, which we refer to as the 2005 Facility, from a group of five banks, led by BBVA Bancomer, which consists of a U.S.$150 million senior term loan facility and a U.S.$100 million revolving credit facility, both with a five-year tenor and bullet payment.  Funds from the 2005 Facility were used to repay in full the outstanding balance of U.S.$244 million under our now-terminated 2004 Facility. As of June 15, 2007, there was U.S.$150 million outstanding under the term facility with U.S.$100 million of revolving credit available.  The interest rate for the facility is LIBOR plus 40 basis points for the first year.  Thereafter, the spread could fluctuate in relation to our leverage and could be between 37.5 and 45 basis points.  This Loan Agreement was executed in July 22, 2005 among us, the Lenders party thereto, BBVA Securities Inc. as Bookrunner and Documentation Agent, and BBVA Bancomer, S.A. as Administrative Agent.  See “Item 19.  Exhibits.”

Perpetual Bond

We issued U.S.$300 million 7.75% perpetual bonds under an indenture dated as of December 3, 2004, among Gruma, S.A.B. de C.V., and JP Morgan Chase Bank, N.A. as trustee.  Pursuant to the indenture, the bonds have no stated maturity, have a call option exercisable by GRUMA at any time beginning five years after the issue date and will bear interest at a fixed rate of 7.75% per annum from the date of issuance.  Interest on the bonds will be paid quarterly in arrears on March 3, June 3, September 3 and December 3 of each year, commencing on March 3, 2005, to the person in whose name such bond (or any predecessor bond) is registered at the close of business on the preceding February 15, May 15, August 15 or November 15, as the case may be.  Interest on the bonds will be computed on the basis of a 360-day year of twelve 30-day months.  The Bonds will constitute direct senior unsecured obligations of Gruma S.A.B. de C.V. and will rank at least pari passu in priority of payment with all other present and future unsecured and unsubordinated indebtedness of Gruma S.A.B. de C.V.  See “Item 19.  Exhibits.”

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

Supplemental Indenture

In connection with Gruma S.A.B. de C.V.’s offer to purchase its outstanding $250,000,000 aggregate principal amount of 7.625% Notes Due 2007 and the related solicitation of consents, Gruma S.A.B. de C.V. executed and delivered a supplemental indenture setting forth amendments to the original indenture governing the $250,000,000 7.625% Notes Due 2007.  The supplemental indenture amends certain terms and covenants in the original indenture.  See “Item 19.  Exhibits.”

Revolving Credit Facility

In October 2006, Gruma Corporation entered into a U.S.$100 million 5-year revolving credit facility with a syndicate of financial institutions.  The credit facility replaced the U.S.$70 million revolving credit facility which was scheduled to mature in June 2007.  The new facility has an interest rate based on LIBOR rate plus a spread of 0.35% to 0.45% that fluctuates in relation to our leverage and contains less restrictive provisions than those in the facility replaced.  The terms of the new facility provide that Gruma Corporation may request that the commitments available under the facility be increased by up to an additional U.S.$50 million.

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

Mexican Tax Considerations

The following is a general summary of the principal consequences under the Ley del Impuesto sobre la Renta, or Mexican Income Tax Law, and rules and regulations thereunder, as currently in effect, of an investment in Shares or ADSs by a holder that is not a resident of Mexico and that will not hold shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment or fixed base in Mexico.

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

If we pay a dividend in an amount greater than our CUFIN balance (which may occur in a year when net profits exceed the balance in such accounts), then we are required to pay 28% income tax on an amount equal to the product of the portion of the grossed-up amount which exceeds such balance multiplied by 1.3889.

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

Under the Mexican Income Tax Law, gains realized by a nonresident holder of shares on the sale or disposition of shares not conducted through a recognized stock exchange generally are subject to a Mexican tax at a rate of 25% of the gross sale price.  However, if the holder is a resident of a country which (i) is not considered to be a low tax rate country, (ii) its legislation does not contain territorial taxation, and (iii) such income is not subject to a preferential tax regime, the holder may elect to designate a resident of Mexico as its representative, in which case taxes would be payable at a 28% rate on the gain on such disposition of shares.

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

ITEM 11.       Quantitative And Qualitative Disclosures About Market Risk.

The following information includes “forward-looking statements” that involve risk and uncertainties.  Actual results could differ from those presented.  All information below is presented on a Mexican GAAP basis in pesos of constant purchasing power as of December 31, 2006.

We are exposed to market risks arising from changes in interest rates, foreign exchange rates, equity prices and commodity prices.  We use derivative instruments, on a selective basis, to manage these risks.  We maintain and control our treasury operations and overall financial risk through practices approved by our senior management and board of directors.

INTEREST RATE RISK

We depend upon debt financing transactions, including debt securities, bank and vendor credit facilities and leases, to finance our operations.  These transactions expose us to interest rate risk, with the primary interest-rate risk exposure resulting from changes in the relevant base rates (mostly LIBOR and to a lesser extent, Prime, TIIE and Tasa Promedio Poderada in Venezuela) which are used to determine the interest rates that are applicable to borrowings under our credit facilities.  We are also exposed to interest rate risk in connection with refinancing of maturing debt.  We had approximately U.S.$378.7 million (Ps.4,094 million) of fixed rate debt and approximately U.S.$221.5 million (Ps.2,394 million) in floating rate debt at December 31, 2006.

We enter into interest rate swaps with the intention of hedging our exposure to increases in interest rates.  However, from an accounting perspective some of these contracts might not eligible to be treated as hedging transactions as described in Note 18-B to our financial statements.  In April 2001, we entered into an interest rate swap converting the interest payments on our U.S.$250,000,000 7.625% Notes Due 2007 from a fixed rate (7.625%) to a variable rate (LIBOR plus 2.035%).  We immediately entered into a further swap agreement with respect to the interest payments on the same U.S.$250,000,000 debt whereby we paid a fixed interest rate of 5.485% and received a LIBOR rate through 2007.  These swaps agreements remain in place with respect to interest payments on the U.S.$250,000,000 principal amount.  These swap agreements offset each other effectively leaving us with the original fixed interest rate payment of 7.625% on the approximately U.S.$50,000,000 in aggregate principal amount which remains outstanding after the tender offer.

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

The following table sets forth, as of December 31, 2006, the interest rate and maturity profile of our debt portfolio.

	Maturity Dates
	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value
	(in millions of pesos of constant purchasing power as of December 31, 2006, except percentages)
Liabilities
Debt
Fixed Rate (Ps.)	686	151	300	41	2	3,243	4,423	4,439
Average Rate	7.13%	7.20%	7.21%	6.43%	8.40%	7.75%	—	—
Floating Rate (Ps.)	197	14	114	1,622	119	—	2,065	2,065
Average Rate	6.02%	5.69%	5.52%	7.04%	8.25%	—	—	—

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

FOREIGN EXCHANGE RATE RISK

Our net sales are denominated in U.S. dollars, Mexican pesos and other currencies.  During 2006, approximately 49% of our revenues were generated in U.S. dollars, and approximately 31% in pesos.  In addition, as of December 31, 2006, approximately 53% of our total assets were denominated in currencies other than Mexican pesos, particularly U.S. dollars.  A significant portion of our operations is financed through U.S. dollar-denominated debt.

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

Fluctuations in exchange rates relative to the Mexican peso expose us to foreign-currency exchange rate risk, principally with regard to our debt.  As of June 15, 2007 we had exchange rate forward contracts for part of the interest payments due in 2007 and 2008 on our U.S.$300 million 7.75% perpetual bond, for an aggregate notional amount of U.S.$ 34.9 million at an average exchange rate of Ps.10.942 per U.S. dollar.

Our primary foreign exchange rate risk relates to our substantial U.S. dollar-denominated debt for our non-U.S. subsidiaries.  As of December 31, 2006, approximately 93% of our debt obligations was denominated in U.S. dollars.  The following table sets forth information concerning our U.S. dollar-denominated debt as of December 31, 2006.  The table does not reflect our U.S. dollar sales or our U.S. dollar-denominated assets.

	Expected Maturity or Transaction Date
U.S. dollar-denominated debt	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value
	(in millions of pesos of constant purchasing power as of December 31, 2006)
7.75% Perpetual bond						3,243	3,243	3,420
Credit Facility				1,622			1,622	1,622
7.625% notes due 2007	546						546	553
Revolving credit facility					119		119	119
7.96% senior notes	16	17	114				147	147
Other*	320	148	301	41	2		812	812
	882	165	414	1,663	121	3,243	6,488	6,673

* Includes debt in Euros, Mexican Pesos and Bolívares

COMMODITY AND DERIVATIVE PRICE RISK

The availability and price of corn and other agricultural commodities are subject to wide fluctuations due to factors outside our control, such as weather, plantings, government (domestic and foreign) farm programs and policies, changes in global demand/supply and global production of similar and competitive crops.  We hedge a portion of our production requirements through commodity futures and options contracts in order to reduce the risk created by price fluctuations and supply of corn, wheat, natural gas and soy oils which exist as part of ongoing business operations.  The open positions for hedges of purchases do not exceed the maximum production requirements for a one-year period.

During 2006, we entered into short-term hedge transactions through commodity futures and options for a portion of our requirements.  For cash-flow hedge transactions, changes in the fair value of the derivative financial instrument are included as other comprehensive income in stockholders’ equity, based on the evaluation of the hedge effectiveness, and are reclassified to income in the periods when the hedged commitment or projected transaction is effected. Hedge contracts other than cash flow are recognized at fair value and their valuation gain or loss is recognized in income. As of December 31, 2006, we had an unfavorable effect due to changes in the fair value of cash flow hedges amounting to Ps.3.1 million net of taxes (which was recognized as comprehensive income within stockholders’ equity). We expect to reclassify the effects initially registered as stockholders’ equity to income within the following 12 months. As of December 31, 2006, we have outstanding fair value hedge contracts of natural gas for Ps.202.6 million.  From time to time we hedge commodity price risks utilizing futures and options strategies that do not qualify for hedge accounting. As a result of non-qualification, these derivative financial instruments are recognized at their estimated fair values and are marked to market with the associated effect recorded in current period earnings. For the year ended December 31, 2006, we had an unfavorable effect of approximately Ps.133 million from these contracts. Additionally, as of December 31, 2006, we recognized a favorable effect of approximately Ps.1.1 million for the valuation of these contracts that did not qualify for hedge accounting, which were marked to market and recognized in current period earnings.

EQUITY PRICE RISK

We classify our equity investments, consisting primarily of shares of GFNorte, a Mexican financial services holding company, as long-term assets.  Since these investments are accounted for using the equity method, we do not believe our exposure to a hypothetical 10% decrease in the value of these equity investments would have a material effect on our results.  For additional information concerning our investment in GFNorte, see “Item 4.  Information on the Company—Description of Business—Miscellaneous—Banorte Investment.”  We did not enter into any equity swap agreements in 2006.

COUNTERPARTY RISK

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

ITEM 14.       Material Modifications To The Rights Of Security Holders And Use Of Proceeds.

None.

ITEM 15.       Controls and Procedures.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The conclusions of our Chief Executive Officer and Chief Corporate Officer about the effectiveness of our disclosure controls and procedures (as such term is defined under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) based on their evaluation of these controls and procedures as of December 31, 2006, are as follows:

Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us is recorded, processed, summarized and reported within required timeframes.  Our disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to our management, including our Chief Executive Officer and Chief Corporate Officer, as appropriate to allow timely decisions regarding required disclosure.  Based on their assessments of our disclosure controls and procedures, our Chief Executive Officer and Chief Corporate Officer have concluded that the disclosure controls and procedures are effective as of December 31, 2006, and that the consolidated financial statements fairly present our consolidated financial position and the results of operations for the period presented.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and; (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006 based on the framework in Internal Control – Integrated Framework issued by COSO.  Based on the assessment of our internal control over financial reporting, our Chief Executive Officer and Chief Corporate Officer have concluded that the Company’s internal control over financial reporting is effective.

In August 2006, the SEC granted relief from section 404(b) of the Sarbanes-Oxley Act of 2002 for foreign accelerated filers (Release 2006-136). These companies will have their compliance deadline extended for an additional year, so we are not required to provide an auditor’s attestation report on internal control over financial reporting until our 20-F report for fiscal year ended December 31, 2007.

Changes in Internal Control over Financial Reporting

During the period covered by this report, there have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.            Financial Expert

As required by the Mexican Securities Law and our bylaws, Javier Vélez Bautista, Juan Diez-Canedo Ruiz, and Héctor Rangel Domene, were appointed as members of the audit committee and corporate governance committee by the Meeting of the Board of Directors held on April 25, 2007. Juan Diez-Canedo Ruiz was designated as the “Audit and Corporate Governance Committees Financial Expert” within the meaning of this Item 16A. Although under Mexican law the determination of the Board of Directors is binding on our company, this designation was confirmed by the General Ordinary Shareholders’ Meeting held on April 27, 2007

ITEM 16B.            Code of Ethics

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

ITEM 16C.            Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by PricewaterhouseCoopers, during the fiscal years ended December 31, 2005 and 2006:

	Year ended December 31,
	2006		2005
	(thousands of Mexican pesos)
Audit fees	Ps.	37,233	Ps.	29,996
Audit-related fees	—		—
Tax fees	5,776		7,222
Other fees	32		95
Total fees	Ps.	43,041	Ps.	37,313

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

Other Fees.  Other fees in the above table are fees billed by PricewaterhouseCoopers, for non-audit services.  As a percentage of total fees billed to GRUMA, other fees represent 0.07% and 0.25% for 2006 and 2005, respectively.

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

ITEM 16D.            Exemptions from the Listing Standards for Audit Committees

Not Applicable

ITEM 16E.             Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets out certain information concerning purchases of our shares by us and our affiliates during 2006.

Issuer Purchases of Equity Securities
(for the fiscal year ended December 31, 2006)

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)		Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet be Purchased Under the Plans or Programs
January
February	90,500	Ps.	34.48
March
April
May	20,000	Ps.	27.76
June	358,400	Ps.	27.35
July
August
September
October
November
December

PART III

ITEM 17.       Financial Statements.

Not applicable.

ITEM 18.       Financial Statements.

See pages F-1 through F-185, incorporated herein by reference.

ITEM 19.       Exhibits.

Exhibit No.

1	Our bylaws (estatutos sociales) as amended through November 30, 2006, together with an English translation.

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

2(b)(3)	Registration Rights Agreement by and among us, Lehman Brothers Inc., Bear Stearns International Limited, and AFIN Securities International Ltd., dated October 9, 1997.***

2(b)(4)	Indenture, dated as of December 3, 2004, between us and JPMorgan Chase Bank, N.A., as Indenture Trustee representing up to U.S.$300,000,000 of our 7.75% Perpetual Bonds. *****

2(b)(5)

U.S.$250 million Loan Agreement among us, the Lenders party thereto, BBVA Securities Inc. as Bookrunner and Documentation Agent, and BBVA Bancomer, S.A. as Administrative Agent dated July, 22, 2005.******

2(b)(6)

U.S.$100 million five year revolving credit facility among us, the Lenders party thereto, Bank of America, N.A., as Administrative Agent, Documentation Agent and Letter of Credit Issuer, dated October 30, 2006.

4(a)(1)	Shareholders Agreement by and among us, Roberto González Barrera, Archer Daniels-Midland Company and ADM Bioproductos, S.A. de C.V., dated August 21, 1996. ***

4(a)(2)	Amendment No. 1 to Shareholders Agreement by and among us, Roberto González Barrera, Archer Daniels-Midland Company and ADM Bioproductos, S.A. de C.V., dated September 13, 1996.****

Exhibit No.

4(a)(3)	Amendment No. 2 to Shareholders Agreement by and among us, Roberto González Barrera, Archer Daniels-Midland Company and ADM Bioproductos, S.A. de C.V., dated August 18, 1999.****

4(a)(4)	Asset Contribution Agreement among Gruma Corporation, Gruma Holding, Inc., ADM Milling Co., Valley Holding, Inc., GRUMA-ADM, and Azteca Milling, L.P., dated August 21, 1996.***

4(a)(5)	Investment Agreement by and between us and Archer-Daniels-Midland Company, dated August 21, 1996. ***

8	List of Principal Subsidiaries.

12(a)(1)	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 29, 2007.

12(a)(2)	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 29, 2007.

13	Officer Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 29, 2007.

**	Previously filed in Registration Statement on Form F-6 (File No. 333-9282), originally filed with the SEC on August 13, 1998. Incorporated herein by reference.
***	Previously filed in Registration Statement on Form F-4 (File No. 333-8266), originally filed with the SEC on January 28, 1998. Incorporated herein by reference.
****	Previously filed in Annual Report on Form 20-F (File No. 1-14852), originally filed with the SEC on July 1, 2002. Incorporated herein by reference.
*****	Previously filed in Annual Report on Form 20-F (File No. 1-14852), originally filed with the SEC on June 30, 2005. Incorporated herein by reference.
******	Previously filed in Annual Report on Form 20-F (File No. 1-14852), originally filed with the SEC on June 30, 2006. Incorporated herein by reference.

SIGNATURE

The registrant, Gruma, S.A.B. de C.V., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUMA, S.A.B. de C.V.

/s/ Juan Antonio Quiroga García

Name: Juan Antonio Quiroga García
Title: Chief Corporate Officer

Dated: June 29, 2007

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

INDEX TO REPORTS OF INDEPENDENT REGISTERED PUBIC ACCOUNTING FIRMS AND CONSOLIDATED FINANCIAL STATEMENTS 2004, 2005 AND 2006

GRUPO FINANCIERO BANORTE, S.A. DE C.V.(1)

INDEX TO REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS AND CONSOLIDATED FINANCIAL STATEMENTS 2004, 2005 and 2006

(1)           The accompanying consolidated balance sheets of Grupo Financiero Banorte, S. A. de C.V. and subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of income, of changes in stockholders’ equity, of changes in financial position and of cash flows for the years ended December 31, 2004, 2005 and 2006 are presented herein as required by Rule 3-09 of Regulation S-X.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of Gruma, S.A.B. de C.V. (formerly Gruma, S.A. de C.V.):

In our opinion, based on our audits and the report of the other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position present fairly, in all material respects, the financial position of Gruma, S.A.B. de C.V. and subsidiaries (formerly Gruma, S.A. de C.V.), collectively “the Company”, at December 31, 2006 and 2005, and the results of their operations and changes in their financial position for each of the three years ended December 31, 2006, in conformity with Mexican Financial Reporting Standards. These consolidated financial statements are the responsibility of the management of Gruma, S.A.B. de C.V. (formerly Gruma, S.A. de C.V.); our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 2006 and 2005 financial statements of Grupo Financiero Banorte, S.A. de C.V. and subsidiaries, an equity method associated company, which investment as of December 31, 2006 and 2005 represents 9% and 8%, respectively, of the 2006 and 2005 consolidated total assets, and whose equity in their earnings represents 39% and 47% of the 2006 and 2005 consolidated net income, respectively. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for the associated company mentioned above, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for the opinion expressed above.

Effective January 1, 2005, the Company adopted the amendments to Statement D-3, “Labor Obligations”, issued by the Mexican Institute of Public Accountants. These amendments provide additional valuation and disclosure rules for recognizing severance payments due to causes other than from restructuring activities. The adoption of these amendments resulted the recognition of an initial liability effect related to the cost of the services of prior years and a cumulative effect charge to income for the year, net of taxes, in the amount of Ps.56,319 thousands.

Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Information relating to the nature and effect of such differences is presented in Note 22 to the consolidated financial statements.  We did not audit the 2006 and 2005 U.S. GAAP equity method adjustment related to Grupo Financiero Banorte, S. A. de C. V. and subsidiaries described in Note 22-M. The 2006 and 2005 impact of the U.S. GAAP adjustment related to this equity method investee represents 1.0% and 1.7% of the consolidated stockholders’ equity, respectively, and 1.3% and 0.4% of consolidated net income, for the years ended December 31, 2006 and 2005, respectively, both on a U.S. GAAP basis.  These adjustments were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the U.S. GAAP amounts related to Grupo Financiero Banorte, S. A. de C. V. and subsidiaries in 2006 and 2005 is based solely on the report of the other auditors.

PricewaterhouseCoopers, S.C.

Monterrey, N. L., Mexico

June 25, 2007

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2006

(Expressed in thousands of Mexican pesos of constant purchasing power as of

December 31, 2006)

(Notes 1 and 3)

	2005		2006
Assets
Current:
Cash	Ps.	243,264	Ps.	375,388
Temporary investments (Note 3-G)	98,333		195,401
Accounts receivable, net (Note 4)	3,605,413		4,539,712
Refundable taxes (Note 4)	541,925		573,688
Inventories (Note 5)	3,768,689		3,821,305
Prepaid expenses	281,514		332,218
Total current assets	8,539,138		9,837,712
Investment in common stock of associated companies (Note 6)	2,453,071		2,722,742
Property, plant and equipment, net (Note 7)	14,354,891		14,821,192
Intangible assets, net (Note 8)	1,223,651		936,904
Excess of cost over book value of subsidiaries acquired, net	1,322,551		1,792,118
Other assets (Note 9)	73,281		126,837
Total assets	Ps.	27,966,583	Ps.	30,237,505
Liabilities
Current:
Bank loans (Note 10)	Ps.	448,543	Ps.	172,164
Current portion of long-term debt (Note 10)	88,551		710,533
Trade accounts payable	2,069,940		2,311,162
Accrued liabilities and other accounts payable	1,609,441		2,014,982
Employees’ statutory profit sharing payable	31,821		46,865
Total current liabilities	4,248,296		5,255,706
Long-term debt (Note 10)	6,680,257		5,605,464
Deferred income taxes (Note 15-B)	1,558,576		1,713,461
Deferred employees’ statutory profit sharing (Note 15-D)	19,093		3,180
Other liabilities	735,409		611,553
Total long-term liabilities	8,993,335		7,933,658
Total liabilities	13,241,631		13,189,364
Contingencies and commitments (Note 12)
Stockholders’ Equity
Majority interest (Note 13):
Common stock	4,575,894		4,880,142
Restatement of common stock	7,944,661		7,954,822
	12,520,555		12,834,964
Additional paid-in capital	3,829,890		4,666,087
	16,350,445		17,501,051
Deficit from restatement	(14,372,999)		(14,577,180)
Derivative financial instruments	92		6,404
Cumulative effect of a change in an accounting principle for deferred income taxes and employees’ statutory profit sharing	(218,116)		(218,116)
Retained earnings (Note 13-B):
Prior years	9,903,142		10,658,371
Net income for the year	1,238,754		1,524,738
Foreign currency translation adjustments (Note 13-D)	(1,165,485)		(769,475)
Total majority interest	11,735,833		14,125,793
Minority interest	2,989,119		2,922,348
Total stockholders’ equity	14,724,952		17,048,141
	Ps.	27,966,583	Ps.	30,237,505

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of Mexican pesos of constant purchasing power as of

December 31, 2006, except share and per share amounts)

(Notes 1 and 3)

	2004		2005		2006

Net sales	Ps.	25,799,740	Ps.	27,862,898	Ps.	30,654,178
Cost of sales	(16,552,730)		(18,197,650)		(19,974,480)
Gross profit	9,247,010		9,665,248		10,679,698

Selling, general and administrative expenses	(7,244,431)		(8,032,119)		(8,897,173)
Operating income	2,002,579		1,633,129		1,782,525

Comprehensive financing cost, net:
Interest expense	(502,436)		(596,588)		(573,579)
Loss from valuation and liquidation of financial instruments	—		—		(139,694)
Interest income	235,772		55,739		78,099
Monetary position gain, net	250,668		314,385		320,499
Foreign exchange loss, net (Note 16-A)	(53,003)		(53,476)		(18,441)
	(68,999)		(279,940)		(333,116)
Other expenses, net (Note 14)	(296,091)		(147,134)		(14,068)
Income before income taxes, employees’ statutory profit sharing, equity in earnings of associated companies, cumulative effect of change in accounting principle and minority interest	1,637,489		1,206,055		1,435,341
Income taxes (Note 15):
Current	(418,177)		(548,584)		(338,869)
Deferred	(369,864)		162,159		(72,680)
	(788,041)		(386,425)		(411,549)
Employees’ statutory profit sharing (Note 15):
Current	(15,558)		(29,175)		(48,720)
Deferred	6,027		8,487		16,019
	(9,531)		(20,688)		(32,701)
Income before equity in earnings of associated companies, cumulative effect of change in accounting principle and minority interest	839,917		798,942		991,091
Equity in earnings of associated companies (Note 6)	291,313		650,232		612,626
Cumulative effect of change in accounting principle, net of taxes of Ps.21,832	—		(56,536)		—
Income before minority interest	1,131,230		1,392,638		1,603,717
Minority interest	(178,230)		(153,884)		(78,979)
Majority net income for the year	Ps.	953,000	Ps.	1,238,754	Ps.	1,524,738

Earnings per share (in pesos):
Income from continuing operations	Ps.	2.12	Ps.	2.87	Ps.	3.18
Cumulative effect of change in accounting principle	—		(0.13)		—
Net income	Ps.	2.12	Ps.	2.74	Ps.	3.18
Weighted average shares outstanding (thousands)	450,306		451,446		480,007

The accompanying notes are an integral part of these consolidated financial statements

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER´S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of Mexican pesos of constant purchasing power as of
December 31, 2006, except share and per share amounts)
(Notes 1 and 3)

Common stock (Note 13-A)	Derivative	Cumulative effect of deferred income taxes
Number of shares (thousands)	Amount	Additional paid-in capital	Deficit from restatement	financial instru- ments	and employee’s statutory profit sharing
Balances at December 31, 2003	450,133	Ps.	12,332,416	Ps.	3,640,993	Ps.	(13,485,462)	Ps.	—	Ps.	(218,116)

Appropriation of prior year net income
Contributions by minority interest
Decrease of minority interest
Dividends paid ($0.78 per share)
Net purchases and sales of Company’s common stock	1,916	175,529	174,614
1,916	175,529	174,614	—	—	—
Comprehensive income (loss):
Recognition of inflation effects for the year	(623,456)
Foreign currency translation adjustments
Derivative financial instruments, net of taxes	21,075
Net income for the year
Comprehensive income of the year	—	—	—	(623,456)	21,075	—

Balances at December 31, 2004	452,049	12,507,945	3,815,607	(14,108,918)	21,075	(218,116)

Appropriation of prior year net income
Decrease of minority interest
Dividends paid (Ps. 0.85 per share)
Net purchases and sales of Company’s common stock	501	12,610	14,283
501	12,610	14,283
Comprehensive income (loss):
Recognition of inflation effects for the year	(264,081)
Foreign currency translation adjustments
Derivative financial instruments, net of taxes	(20,983)
Net income for the year
Comprehensive income of the year	(264,081)	(20,983)

Balances at December 31, 2005	452,550	12,520,555	3,829,890	(14,372,999)	92	(218,116)

	Retained earnings (Note 13-B)				Foreign currency translation		Total				Total
	Prior years		Net income for the year		adjustments (Note 13-D)		majority interest		Minority interest		stockholders' equity
Balances at December 31, 2003	Ps.	8,412,757	Ps.	516,883	Ps.	(648,954)	Ps.	10,550,517	Ps.	3,001,151	Ps.	13,551,668

Appropriation of prior year net income	516,883		(516,883)				—				—
Contributions by minority interest									97,168		97,168
Decrease of minority interest									(30,532)		(30,532)
Dividends paid ($0.78 per share)	(350,607)						(350,607)		(233,431)		(584,038)
Net purchases and sales of Company’s common stock	(44,941)						305,202				305,202
	121,335		(516,883)		—		(45,405)		(166,795)		(212,200)
Comprehensive income (loss):
Recognition of inflation effects for the year	334,168						(289,288)		15,300		(273,988)
Foreign currency translation adjustments					4,820		4,820		(17,207)		(12,387)
Derivative financial instruments, net of taxes							21,075				21,075
Net income for the year			953,000				953,000		178,230		1,131,230
Comprehensive income of the year	334,168		953,000		4,820		689,607		176,323		865,930

Balances at December 31, 2004	8,868,260		953,000		(644,134)		11,194,719		3,010,679		14,205,398

Appropriation of prior year net income	953,000		(953,000)				—				—
Decrease of minority interest							—		(1,566)		(1,566)
Dividends paid (Ps. 0.85 per share)	(381,441)						(381,441)		(175,828)		(557,269)
Net purchases and sales of Company’s common stock	(3,994)						22,899				22,899
	567,565		(953,000)				(358,542)		(177,394)		(535,936)
Comprehensive income (loss):
Recognition of inflation effects for the year	467,317						203,236		48,587		251,823
Foreign currency translation adjustments					(521,351)		(521,351)		(36,598)		(557,949)
Derivative financial instruments, net of taxes							(20,983)		(10,039)		(31,022)
Net income for the year			1,238,754				1,238,754		153,884		1,392,638
Comprehensive income of the year	467,317		1,238,754		(521,351)		899,656		155,834		1,055,490

Balances at December 31, 2005	9,903,142		1,238,754		(1,165,485)		11,735,833		2,989,119		14,724,952

	Common stock (Note 13-A)							Derivative		Cumulative effect of deferred income taxes and
	Number of shares (thousands)	Amount		Additional paid-in capital		Deficit from restatement		financial instru- ments		employee’s statutory profit sharing
Appropriation of prior year net income
Stock issuance	30,000	314,254		833,882
Contributions by minority interest
Dividends paid (Ps. 0.88 per share)
Net purchases and sales of Company’s common stock		155		2,315
	30,000	314,409		836,197
Comprehensive income (loss):
Recognition of inflation effects for the year						(204,181)
Foreign currency translation adjustments
Derivative financial instruments, net of taxes								6,312
Net income for the year
Comprehensive income for the year						(204,181)		6,312
Balances at December 31, 2006	482,550	Ps.	12,834,964	Ps.	4,666,087	Ps.	(14,577,180)	Ps.	6,404	Ps.	(218,116)

	Retained earnings (Note 13-B)				Foreign currency translation						Total
	Prior years		Net income for the year		adjustments (Note 13-D)		Total majority interest		Minority interest		stockholder’s equity
Appropriation of prior year net income	1,238,754		(1,238,754)				—				—
Stock issuance							1,148,136				1,148,136
Contributions by minority interest							—		94,024		94,024
Dividends paid (Ps. 0.88 per share)	(424,394)						(424,394)		(235,075)		(659,469)
Net purchases and sales of Company’s common stock	144						2,614				2,614
	814,504		(1,238,754)				726,356		(141,051)		585,305
Comprehensive income (loss):
Recognition of inflation effects for the year	(59,275)						(263,456)		61,453		(202,003)
Foreign currency translation adjustments					396,010		396,010		(76,191)		319,819
Derivative financial instruments, net of taxes							6,312		10,039		16,351
Net income for the year			1,524,738				1,524,738		78,979		1,603,717
Comprehensive income for the year	(59,275)		1,524,738		396,010		1,663,604		74,280		1,737,884
Balances at December 31, 2006	Ps.	10,658,371	Ps.	1,524,738	Ps.	(769,475)	Ps.	14,125,793	Ps.	2,922,348	Ps.	17,048,141

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of Mexican pesos of constant purchasing power as of
December 31, 2006)

	2004		2005		2006
Operating activities:
Majority net income for the year	Ps.	953,000	Ps.	1,238,754	Ps.	1,524,738
Minority interest	178,230		153,884		78,979
Consolidated net income	1,131,230		1,392,638		1,603,717

Adjustments to reconcile consolidated net income to net resources provided by operating activities:
Depreciation and amortization	1,089,535		1,159,940		1,202,078
Impairment of long-lived assets	235,049		41,212		465,608
Equity in earnings of associated companies, net of dividends received	(234,170)		(577,761)		(534,680)
Deferred income taxes and employees’ statutory profit sharing	363,832		(170,647)		56,661
Net gain from sale of subsidiaries’ shares	—		—		(137,971)
Net gain from sale of associated company’s shares	—		—		(380,572)
Write-off of debt issuance costs due to early extinguishment of debt	24,558		—		—
Cumulative effect of change in accounting principle, net of taxes	—		56,536		—
Seniority premiums and other long-term accrued liabilities	9,086		45,986		9,015
	2,619,120		1,947,904		2,283,856
Changes in working capital:
Restricted cash	668		503		—
Accounts receivable, net	(536,867)		(141,425)		(1,093,398)
Inventories	(547,672)		88,032		132,870
Prepaid expenses	(31,490)		(37,500)		(55,051)
Trade accounts payable	545,827		530,193		195,478
Accrued liabilities and other accounts payables	(30,107)		(496,172)		420,117
Income taxes and employees’ statutory profit sharing payable	6,936		(17,249)		(10,141)
	(592,705)		(73,618)		(410,125)
Net resources provided by operating activities	2,026,415		1,874,286		1,873,731

Financing activities:
Proceeds from bank loans and long-term debt	4,431,040		2,485,214		2,335,863
Repayment of bank loans and long-term debt	(4,619,256)		(2,014,461)		(3,061,511)
Proceeds from (repayment of) long-term notes payable	—		393,747		(48,213)
Proceeds from stock issuance	—		—		1,148,136
Contributions (decrease) by minority interest	66,636		(1,566)		94,024
Net purchases and sales of Company’s common stock and derivative financial operations	326,277		(8,123)		18,965
Dividends paid	(584,038)		(557,269)		(659,469)
Other	(30,978)		(76,977)		12,042
Net resources (used in) provided by financing activities	(410,319)		220,565		(160,163)

Investing activities:
Acquisition of property, plant and equipment	(930,083)		(1,289,188)		(2,221,388)
Acquisition of subsidiaries, net of cash acquired	(396,628)		(1,104,611)		(570,587)
Sale of property, plant and equipment	196,037		180,855		748,590
Intangible assets	(379,500)		(10,505)		(15,694)
Resources received from sale of subsidiaries’ shares	—		—		137,971
Resources received from sale of associated company’s shares	—		—		588,854
Other	12,290		(31,140)		(152,122)
Net resources used in investing activities	(1,497,884)		(2,254,589)		(1,484,376)
Net increase (decrease) in cash and temporary investments	118,212		(159,738)		229,192
Cash and temporary investments at beginning of year	383,123		501,335		341,597
Cash and temporary investments at end of year	Ps.	501,335	Ps.	341,597	Ps.	570,789

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of Mexican pesos of constant purchasing power as of
December 31, 2006, except where otherwise indicated)

1.             ENTITY AND NATURE OF BUSINESS

Gruma, S.A.B. de C.V. (formerly Gruma, S.A. de C.V.), a Mexican corporation, is a holding company whose subsidiaries are located in Mexico, the United States of America, Central America, Venezuela, Europe, Asia and Oceania. These subsidiaries are primarily engaged in manufacturing and distributing corn flour, tortillas, wheat flour and other related products. Gruma, S.A.B. de C.V. and its subsidiaries are herein collectively referred to as “the Company”.

In accordance with the Stock Market Law issued in December 30, 2005, the shareholders agreed to modify the Company’s name of Gruma S.A. de C.V. to Gruma, S.A.B. de C.V, through an Extraordinary General Meeting held in November 30, 2006. Additionally, certain bylaws were modified to include the new integration, organization and performance of its social bodies as well as the new rights for minority shareholders.

The attached consolidated financial statements and notes were authorized on June 25, 2007 by Juan Quiroga García, Chief Corporate Officer and Homero Huerta Moreno, Chief Administrative Officer.

2.             NEW OPERATIONS

The results of operations of the new investments have been consolidated since their acquisition dates.

The investments carried out during 2006 are described as follows:

•      The Company, through its subsidiary Gruma Corporation, completed two acquisitions in Australia within the Victoria province, which are related to the production and distribution of tortilla. In January 2006, all issued and outstanding shares of Rositas Investments Pty, Ltd were acquired for a total of Ps.142,779 (U.S.$13,208,000). In March 2006, the Company purchased the assets related to tortilla production from Oz-Mex Foods Pty, Ltd for Ps.41,845 (U.S.$3,871,000).

The estimated fair values of the net assets acquired are summarized as follows:

Current assets	Ps.	44,082
Property, plant and equipment	62,343
Excess of cost over book value	108,520
Deferred income taxes	1,966
Total assets acquired	216,911

Current liabilities	32,287
Net assets acquired	Ps.	184,624

•      In September 2006, the Company acquired in England all issued and outstanding shares of Pride Valley Foods Ltd for a total of Ps.370,418 (U.S.$32,864,000). This business produces and distributes tortilla, pita bread and Indian bread.

The net assets acquired are summarized as follows:

Current assets	Ps.	75,031
Property, plant and equipment	149,231
Excess of cost over book value	310,648
Total assets acquired	534,910

Current liabilities	139,754
Deferred income taxes	24,738
Net assets acquired	Ps.	370,418

The investments carried out during 2005 are described as follows:

•      In May 2005, the Company, through its subsidiary Gruma Corporation, entered into an asset purchase agreement to acquire from CHS Inc., located in Minnesota, Texas and Arizona in the United States of America, all the assets related to the production and distribution of tortilla and related products. The Company paid Ps.437,870 (U.S.$39,437,000).

The estimated fair values of the net assets acquired are summarized as follows:

Inventories	Ps.	25,770
Property, plant and equipment	220,784
Excess of cost over book value	99,161
Trade names and other intangible assets	92,155
Total assets acquired	Ps.	437,870

•      In September 2005, the Company, through its subsidiary Gruma Corporation, acquired all issued and outstanding shares of La Tapatía Norcal, Inc. for Ps.52,462 (U.S.$4,725,000). According to the terms of the agreement, Gruma Corporation paid an initial amount of Ps.8,327 (U.S.$750,000) with a final payment for the amount of Ps.44,135 (U.S.$3,975,000) due in January 2006. La Tapatía manufactures and distributes tortillas, chips and related products in San Francisco, California. The excess of cost over book value is for an amount of Ps.28,002.

The estimated fair values of the net assets acquired are summarized as follows:

Current assets	Ps.	18,076
Property, plant and equipment	19,308
Excess of cost over book value	28,002
Trade names and other intangible assets	22,028
Other assets	1,821
Total assets acquired	89,235

Current portion of long-term debt	15,178
Other current liabilities	16,488
Deferred income taxes	5,107
Net assets acquired	Ps.	52,462

•      In August 2005, the Company, through its subsidiary Grupo Industrial Maseca, S.A. de C.V., acquired all issued and outstanding shares of Agroinsa de México, S.A. de C.V. and Agroindustrias Integradas del Norte, S.A. de C.V. for Ps.490,111 (U.S.$43,100,000). The businesses acquired are Mexican companies that mainly produce corn and wheat flour. Under the terms of the agreement, Grupo Industrial Maseca initially paid Ps.45,486 (U.S.$4,000,000) and has two notes payable for Ps.41,358 each (U.S.$3,637,000 each) due in August 2006 and 2007, and a third note for Ps.361,804 (U.S.$31,826,000) due in August 2008. The net assets acquired, adjusted to its fair value, and the notes payable have been included in the consolidated financial statements. The legal status of this acquisition with respect to the Comisión Federal de Competencia (“Federal Competition Commission” or “CFC”) is discussed in Note 12.

The estimated fair values of the net assets acquired are summarized as follows:

Current assets	Ps.	300,033
Property, plant and equipment	608,066
Excess of cost over book value	120,221
Total assets acquired	1,028,320

Current liabilities	342,717
Deferred income taxes	185,442
Other long-term liabilities	10,050
Net assets acquired	Ps.	490,111

•      In December 2005, the Company, through its subsidiary Gruma Centroamérica, L.L.C., acquired all issued and outstanding shares of Maíz Industrializado de C.A., S.A. de C.V. for Ps.44,825 (2,005 million of Costa Rican colons).

The estimated fair values of the net assets acquired are summarized as follows:

Current assets	Ps.	41,657
Property, plant and equipment	7,745
Excess of cost over book value	4,377
Deferred income tax asset	6,317
Other assets	2,291
Total assets acquired	62,387

Current liabilities	17,562
Net assets acquired	Ps.	44,825

3.             SIGNIFICANT ACCOUNTING POLICIES

A)     FINANCIAL REPORTING STANDARDS

Starting January 1, 2006, the Company adopted the provisions published by the Mexican Financial Reporting Standards Board (CINIF) which is responsible for regulating the development of accounting and reporting standards in Mexico (“Mexican GAAP”). As a consequence, during the preparation of the attached consolidated financial statements, the following hierarchy as established by the CINIF was observed:

•    The Financial Reporting Standards (FRS) and the related interpretations issued by the CINIF.

•    The statements issued by the Accounting Principles Board of the Mexican Institute of Public Accountants, which have not been modified, substituted or otherwise superseded by the new FRS.

•    The International Financial Reporting Standards (IFRS) applicable on a supplementary basis.

Based on the criteria mentioned above, the Company applied the accounting policies that are described below. A reconciliation from Mexican GAAP to United States generally accepted accounting principles (“U.S. GAAP”) is included in Note 22.

B)      BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of Gruma, S.A.B. de C.V. and all of those subsidiaries in which the majority of the common shares is owned directly or indirectly by the Company or otherwise has control. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements.

As of December 31, 2005 and 2006 the main subsidiaries included in the consolidation are the following:

	% of ownership
	2005	2006
Gruma Corporation and subsidiaries	100.00	100.00
Grupo Industrial Maseca, S.A.B. de C.V. and subsidiaries	83.18	83.18
(1) Molinos Nacionales, C.A. (Note 18-C)	95.00	83.84
(1)Derivados de Maíz Seleccionado, C.A. (Note 18-C)	50.00	57.00
Molinera de México, S.A. de C.V. and subsidiaries	60.00	60.00
Gruma Centroamérica, L.L.C. and subsidiaries	100.00	100.00
Productos y Distribuidora Azteca, S.A. de C.V. and subsidiaries	100.00	100.00
Investigación de Tecnología Avanzada, S.A. de C.V. and subsidiaries	100.00	100.00

(1) On April 6, 2006 the Company signed an agreement to sell and buy interests of Molinos Nacionales, C.A. (Monaca) and Derivados de Maiz Seleccionado, C.A. (Demaseca), as follows:

•      The Company agreed to sell, in a series of installments, 40% of its ownership in the common stock of Monaca, a subsidiary located in Venezuela, for U.S.$65,600,000, with reserve of title and for a period no longer than December 2007. On May 31, 2006, the Company purchased 2% of the common stock of Monaca from Archer Daniels Midland (ADM) for a total of U.S.$3,289,000. Thus, once the sale in installments ends, the interest of the Company in Monaca will be of 57%. As of December 31, 2006 the Company owns 83.84% of Monaca.

•      At the same date, on April 6, 2006, the Company purchased 10% of the common stock of Demaseca for U.S.$2,590,000. On August 16, 2006, the Company sold 3% of the common stock of Demaseca to ADM for U.S.$777,000. Thus, after these transactions, the interest of the Company in Demaseca is 57%.

C)      USE OF ESTIMATES

The preparation of the financial statements in conformity with financial reporting standards requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, and reported amounts of revenues, costs and expenses for the reporting years. Actual results could differ from those estimates.

D)     FOREIGN CURRENCY TRANSLATION

•      Financial statements of foreign subsidiaries have been restated to recognize the effects of inflation and translated to Mexican pesos of constant purchasing power as of December 31, 2006, as follows:

•      Financial statements are restated to year-end constant local currencies following the provisions of Bulletin B-10, applying the General Consumer Price Index (“GCPI”) of the foreign country, which reflects the change in purchasing power of the local currency in which the subsidiary operates.

•      Assets, liabilities, income and expenses are translated to Mexican pesos by applying the exchange rate in effect at each period end. Stockholders’ equity balances are translated by applying the exchange rates in effect at the dates in which the contributions were made and the income was generated. The effects of translation are recognized as a component of equity entitled “Foreign Currency Translation Adjustments” (Note 13-D).

E)      RECOGNITION OF THE EFFECTS OF INFLATION

The consolidated financial statements have been restated to recognize the effects of inflation and are expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2006, determined as follows:

•      For comparability purposes, the financial statements as of and for the years ended December 31, 2004 and 2005 have been restated using a weighted average restatement factor, which considers the relative total sales contribution by country for that year and the corresponding inflation and exchange rate fluctuations during that year. The difference between the restatement of stockholders’ equity according to this methodology and the National Consumer Price Index (“NCPI”) is disclosed in retained earnings of prior years.

•      The consolidated statements of income and of changes in stockholders’ equity for the year ended December 31, 2006 were restated applying GCPI factors from the country in which the subsidiary operates and applied to periods in which the transactions occurred and year-end.

•      The consolidated statements of changes in financial position present, in Mexican pesos of constant purchasing power, the resources provided by or used in operating, financing and investing activities.

•      The factors used to recognize the effects of inflation were the following:

Year	Mexican national consumer price index	Weighted - average restatement factor
2004	5.19%	1.17%
2005	3.33%	(1.66)%
2006	4.05%	4.45%

The methodology used to restate financial statement items is as follows:

•      Restatement of non-monetary assets

Inventory and cost of sales are restated using the estimated replacement cost method. As set forth in Note 3-J, property, plant and equipment, net, is restated using the NCPI factors, except for machinery and equipment of foreign origin, which are restated on the basis of a specific index composed of the GCPI factor from the country of origin, to the related foreign currency amounts, and then translated to Mexican pesos using the year-end exchange rate.

•      Restatement of common stock, additional paid-in capital and retained earnings

This restatement is determined by applying NCPI factors from the dates on which capital stock and additional paid-in capital were contributed and earnings were generated or losses incurred; and it reflects the amount necessary to maintain the stockholder’s investment at the original purchasing power amounts. The restatement is included within the related stockholders’ equity captions.

•      Deficit from restatement

Deficit from restatement primarily represents the difference between the replacement cost values of non-monetary assets or specific index restatement of machinery and equipment of foreign origin, as described above, and the historical cost of those assets restated for inflation, as measured by NCPI for domestic subsidiaries and GCPI factors for foreign subsidiaries.

•      Monetary position gain

Monetary position gain represents the inflationary effect, measured by NCPI factors, on the net balance of monetary assets and liabilities at the beginning of each month. The monetary position gain from foreign subsidiaries is measured by the relevant GCPI factor in its net monetary position, prior to the translation to Mexican pesos.

F)      FOREIGN CURRENCY TRANSACTIONS

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

G)      TEMPORARY INVESTMENTS

Temporary investments are highly liquid investments with maturities of less than a year from the date of the financial statements and are stated at cost, which approximates market value.

H)     INVENTORIES AND COST OF SALES

Inventories are stated at the lower of estimated replacement cost or market. Estimated replacement cost is mainly determined by the last purchase price or the last production cost of the period. Cost of sales is determined from replacement costs calculated for the month in which inventories are sold.

I)       INVESTMENT IN COMMON STOCK

Investments in common stock with ownership between 10% and 50% of the investees’ voting stock, or where the Company exercises significant influence, are accounted for by the equity method.

J)       PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment are restated using NCPI factors, except for machinery and equipment of foreign origin, which are restated on the basis of a specific index composed of the GCPI from the foreign country and the change in value of the Mexican peso against the foreign currency at the end of the year.

Depreciation expense is computed based on the net book value less salvage value, using the straight-line method over the estimated useful lives of the assets.  Useful lives of the assets are as follows:

Years
Buildings	25-50
Machinery and equipment	5-25
Software for internal use	3-7
Leasehold improvements	10

Maintenance and repairs are expensed as incurred. Costs of major replacements and improvements are capitalized. Comprehensive financing cost, including interest expense, foreign currency exchange fluctuations, and monetary position gain of the related debt for major construction projects, are capitalized as part of the assets during the construction period. When assets are retired, sold or otherwise disposed of, any resulting gain or loss is included in “Other expenses, net”.

Direct internal and external costs related to the development and implementation of internal use software are capitalized and amortized over the estimated useful life beginning when such software is ready for its intended use.

The value of these assets is subject to impairment tests when certain events and circumstances are present as mentioned in Note 3-L.

K)     INTANGIBLE ASSETS, NET AND EXCESS OF COST OVER BOOK VALUE OF SUBSIDIARIES ACQUIRED

Intangible assets and excess of cost over book value of subsidiaries acquired are restated using NCPI and GCPI factors for foreign subsidiaries.

Expenses incurred only during the development stage are capitalized as preoperating expenses. The development stage ends when the project initiates its commercial activities. Research expenses are expensed as incurred Capitalized preoperating expenses are amortized using the straight-line method over a period not to exceed 12 years.

Amortization expense of other intangible assets with finite lives is computed on the restated values using the straight-line method, over a period of 2 to 20 years, based on their limited lives due to contractual, economic, legal or regulatory factors. Indefinite-lived intangible assets are no longer amortized.

Business combinations are accounted under the purchase method. The excess of cost over book value of business combinations is no longer amortized but is tested annually for impairment.

Debt issuance costs are capitalized and restated using the NCPI factors. Amortization expense is computed using the straight-line method over the term of the related debt.

The value of these assets, other than the excess of cost over book value and indefinite-lived intangible assets, is subject to impairment tests when certain events and circumstances are present as mentioned in Note 3-L.

L)      IMPAIRMENT OF LONG LIVED ASSETS

The Company performs impairment tests for its property, plant and equipment; intangible assets; excess of cost over book value of subsidiaries acquired and investment in common stock of associated companies, when certain events or circumstances suggest that the carrying value of these assets may not be recovered. Indefinite-lived intangible assets and excess of cost over book value of subsidiaries acquired are tested for impairment at least on an annual basis.

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

M)     LABOR OBLIGATIONS

Seniority premiums to which Mexican employees are entitled after 15 years of service are charged to income as determined by annual actuarial valuations. Until December 31, 2004 indemnities to which Mexican employees may be entitled in the case of dismissal or death, under certain circumstances established by Mexican Labor Law, were expensed when they became payable.

Starting January 1, 2005 the Company adopted the provisions of Bulletin D-3 “Labor Obligations”, which includes the regulations for the valuation, presentation and recognition of retirement benefits at the end of the employee labor relationship for causes other than restructuring. These effects are recognized through actuarial valuations using the projected unit credit method. The net period cost amounted to Ps.14,195 which was recognized in income of the year. As of January 1, 2005 the initial adoption of Bulletin D-3 included the recognition of a liability and a charge to income of Ps.56,536 net of taxes, for the recognition of prior services for retirement benefits at the end of the labor relationship. These effects mainly refer to the recognition of indemnities to which employees are entitled in case of dismissal.

N)      FINANCIAL INSTRUMENTS

Derivative financial instruments that are not considered for hedging purposes are recognized initially at cost and subsequently at fair value, with changes in fair value recognized currently in income.

For cash-flow hedge transactions, changes in the fair value of the derivative financial instrument are included as other comprehensive income in stockholders’ equity, based on the evaluation of the hedge effectiveness, and are reclassified to income in the periods when the hedged commitment or projected transaction is effected. Fair value hedge contracts as well as the hedged items attributable to the hedged risk are recognized at fair value and their valuation gains or losses are recognized in income.

O)      REVENUE RECOGNITION

Revenue on product sales is recognized upon shipment to, and acceptance by the Company’s customers or when the risk of ownership has passed to the customers. Provisions for discounts and rebates to customers, returns and other adjustments are recognized in the same period that the related sales are recorded and are based upon either historical estimates or actual terms.

P)      INCOME TAXES AND EMPLOYEES’ STATUTORY PROFIT SHARING

The Company recognizes in income the expense or benefit from deferred income tax and employees’ statutory profit sharing for all temporary differences between the carrying values for financial reporting and tax values of assets and liabilities that are expected to reverse in the future. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all the deferred tax assets will not be realizable.

Q)     EARNINGS PER SHARE

Earnings per share are computed by dividing majority net income for the year by the weighted average number of common shares outstanding during the year.

R)      COMPREHENSIVE INCOME (LOSS)

The different components that constitute earned (lost) capital for the year are presented in the statement of changes in stockholders’ equity as comprehensive income (loss).

4.             ACCOUNTS RECEIVABLE, NET AND REFUNDABLE TAXES

Accounts receivable, net are comprised of the following as of December 31:

	2005		2006
Trade accounts receivable	Ps.	3,471,890	Ps.	4,157,024
Allowance for doubtful accounts	(148,423)		(204,838)
	3,323,467		3,952,186
Derivative financial instruments	42,944		237,584
Employees	26,822		32,019
Other debtors	212,180		317,923
	Ps.	3,605,413	Ps.	4,539,712

Refundable taxes are comprised of the following as of December 31:

	2005		2006
Production and services tax	Ps.	913	Ps.	874
Value-added tax	163,659		178,326
Income tax	377,353		394,488
	Ps.	541,925	Ps.	573,688

5.             INVENTORIES

Inventories consisted of the following as of December 31:

	2005		2006
Raw materials, mainly corn and wheat	Ps.	2,576,413	Ps.	2,425,955
Finished products	391,130		468,129
Materials and spare parts	335,797		371,508
Production in process	96,778		110,633
Advances to suppliers	284,710		335,423
Inventory in transit	83,861		109,657
	Ps.	3,768,689	Ps.	3,821,305

6.             INVESTMENT IN COMMON STOCK OF ASSOCIATED COMPANIES

Investment in common stock of associated companies consists of the investment in common stock of Grupo Financiero Banorte, S.A. de C.V. and subsidiaries (“GFNorte”) and Harinera de Monterrey, S.A. de C.V. which produces wheat flour and related products in Mexico.

These investments, accounted for by the equity method, are comprised of the following as of December 31:

	2005		2006		Ownership as of December 31, 2006

GFNorte	Ps.	2,323,955	Ps.	2,593,201	10.0024%
Harinera de Monterrey, S.A. de C.V.	129,116		129,541		40%
	Ps.	2,453,071	Ps.	2,722,742

During 2006, the Company sold through the Mexican Stock Exchange a total of 17,224,100 shares of its investment in GFNorte, which represented 0.8533% of its interest in GFNorte. The net gain from these transactions amounted to Ps.380,572 and is reflected within “Other expenses, net” (Note 14). Prior to the sale of these shares, the interest of the Company in GFNorte was 10.8557%.

7.             PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following as of December 31:

	2005		2006
Land	Ps.	1,270,284	Ps.	1,208,622
Buildings	5,024,186		5,095,697
Machinery and equipment	16,744,874		18,178,566
Construction in progress	696,789		1,010,076
Software for internal use	818,776		813,050
Leasehold improvements	282,230		364,989
Other	46,845		33,630
	24,883,984		26,704,630
Accumulated depreciation and amortization	(10,529,093)		(11,883,438)
	Ps.	14,354,891	Ps.	14,821,192

For the years ended December 31, 2004, 2005 and 2006, depreciation expense amounted to Ps.993,627,  Ps.1,055,427 and Ps.1,091,699, respectively. For the years ended December 31, 2004, 2005 and 2006, comprehensive financing costs of Ps.274, Ps. 8,094 and Ps.5,502, respectively, were capitalized to property, plant and equipment.

As of December 31, 2006, property, plant and equipment includes temporarily idled assets with a carrying value of approximately Ps.653,884, resulting from the temporary shut-down of the productive operation of various plants in Mexico, mainly in corn flour division. These assets are recognized at their net realizable value and are not being depreciated.

For the years ended December 31, 2004, 2005 and 2006, the Company recognized impairment losses of Ps.169,822, Ps.41,212 and Ps.318,755, respectively, reflected within “Other expenses, net” according to the provisions established by Bulletin C-15, “Impairment of Long-Lived Assets and their Disposition”, as follows:

Segment	2004		2005		2006
Corn flour division (Mexico)	Ps.	65,366	Ps.	23,406	Ps.	14,107
Corn flour, wheat flour and other products (Venezuela)	10,964		10,379		90,285
Other	29,057		7,427		182,813
Other reconciling items	64,435		—		31,550
Total	Ps.	169,822	Ps.	41,212	Ps.	318,755

Additionally, as of December 31, 2006 the Company has assets at net realizable value of Ps.35,554 which are available for sale.

8.             INTANGIBLE ASSETS, NET

Intangible assets, net, are comprised of the following:

As of December 31, 2005:

	Gross carrying amount		Accumulated amortization		Net carrying amount
Intangible assets with finite lives
Acquired:
Covenants not to compete	Ps.	902,217	Ps.	(418,083)	Ps.	484,134
Debt issuance costs	534,413		(160,765)		373,648
Patents and trademarks	173,373		(29,779)		143,594
Generated:
Preoperating expenses	49,990		(45,926)		4,064
Research on new projects	34,103		(34,103)		—
Other	66,260		(22,214)		44,046
	Ps.	1,760,356	Ps.	(710,870)	1,049,486
Intangible assets with indefinite lives
Trade names					174,165
					Ps.	1,223,651

As of December 31, 2006:

	Remaining useful life (years)	Gross carrying amount		Accumu- lated amortiza- tion		Net carrying amount
Intangible assets with finite lives
Acquired:
Covenants not to compete	10	Ps.	895,223	Ps.	(464,003)	Ps.	431,220
Debt issuance costs	1 – 18	537,247		(183,932)		353,315
Patents and trademarks	2 – 15	101,376		(34,419)		66,957
Customer list	1 – 15	48,840		(13,415)		35,425
Generated:
Preoperating expenses	5	49,144		(47,406)		1,738
Research of new projects	2 – 11	43,349		(43,349)		—
Other	1 – 5	58,796		(24,000)		34,796
		Ps.	1,733,975	Ps.	(810,524)	923,451
Intangible assets with indefinite lives
Trade names						13,453
						Ps.	936,904

Intangible assets recognized during 2005 amounted to Ps.36,803 mainly due to the debt issuance costs related to the U.S. dollar perpetual notes which totaled Ps.18,008. Intangible assets recognized during 2006 amounted to PS.12,926 mainly due to new projects (La Casa del Maíz), as well as the acquisition of the trade name La Ideal, which totaled Ps.6,762.

The Company’s management determined based on the provisions of Bulletin C-8, “Intangible Assets”, that some trade names have indefinite lives since their future cash flow generation is expected to be indefinite.

For the years ended December 31, 2004, 2005 and 2006, the amortization expense of intangible assets amounted to Ps.95,795, Ps.104,513 and Ps.110,379 respectively.

Research and development costs charged to income amounted to Ps.39,637, Ps.41,978 and Ps.58,909 for the years ended December 31, 2004, 2005 and 2006, respectively.

During 2004, the Company recognized an impairment loss in certain trade names and preoperating expenses for an amount of Ps.20,975, which was recognized as “Other expenses, net” (Note 14) within the “Other” segment, according with the provisions established by Bulletin C-15. During 2006, the Company recognized an impairment loss in certain intangible assets of Ps.146,853 included in “Other expenses, net” (Note 14), which corresponds to the “Other” segment.

Estimated amortization expense over the next five years is as follows:

Year	Amount
2007	Ps.	105,524
2008	90,571
2009	79,569
2010	74,453
2011	73,753
Thereafter	499,581
Total	Ps.	923,451

Excess of cost over book value of subsidiaries acquired (“goodwill”), net, is comprised of the following:

	Corn flour and packaged tortilla (US and Europe)		Corn flour (Mexico)		Other		Other recon- ciling items		Total
Balance at January 1, 2005	Ps.	602,602	Ps.	78,841	Ps.	22,958	Ps.	281,324	Ps.	985,725
Goodwill acquired	231,820		120,221		4,377		—		356,418
Foreign currency translation adjustment	(20,574)		—		—		—		(20,574)
Restatement	(21,291)		5,476		391		16,406		982
Balance at December 31, 2005	792,557		204,538		27,726		297,730		1,322,551
Goodwill acquired	45,726		—		437,779		—		483,505
Foreign currency translation adjustment	18,636		—		—		—		18,636
Restatement	(20,917)		(8,714)		(2,570)		(373)		(32,574)
Balance at December 31, 2006	Ps.	836,002	Ps.	195,824	Ps.	462,935	Ps.	297,357	Ps.	1,792,118

During 2004, the Company adopted the guidelines established by Bulletin B-7 and consequently, ceased the amortization of the excess of cost over book value for approximately Ps.82,408. During 2004, the Company performed impairment tests in accordance with Bulletin C-15 and recognized an impairment loss for these assets of Ps.44,252 within “Other expenses, net” (Note 14).

9.             OTHER ASSETS

Other assets consisted of the following, as of December 31:

	2005		2006
Long-term notes receivable	Ps.	41,891	Ps.	99,542
Club memberships	9,789		3,988
Guarantee deposits	21,601		23,307
	Ps.	73,281	Ps.	126,837

10.          BANK LOANS AND LONG-TERM DEBT

Bank loans and long-term debt as of December 31 are summarized as follows:

	2005		2006
Perpetual notes in U.S. dollars, bearing interest at an annual rate of 7.75%, payable quarterly, redeemable starting 2009	Ps.	3,330,911	Ps.	3,243,000
Syndicated loan in U.S. dollars, maturing in July 2010; bearing interest at an annual rate of LIBOR plus 0.375% to 0.45% payable monthly or quarterly (5.83% in 2006)	1,976,340		1,621,500
Senior unsecured notes in U.S. dollars, maturing in October 2007 and bearing interest at an annual rate of 7.625% payable semiannually	561,169		546,359
Credit line in U.S. dollars, maturing in October 2011, bearing interest at an annual rate of LIBOR plus 0.35% to 0.45% (8.25% in 2006), payable in 30, 60, 90 and 180 days.	—		118,910
Loans in U.S. dollars and Euros, payable between 2007 and 2010 and bearing interest at variable annual rates from 2.5% to 7.96% in 2006, payable in different installments	770,006		357,959
Loans in Venezuelan bolivars payable between 2007 and 2009 and bearing interest at variable annual rates from 8.75% to 9.0% in 2006, payable monthly	353,920		345,654
Loans in U.S. dollar due between 2007 and 2008, bearing interest at variable annual rates from 5.92% to 6.37%, payable monthly	122,194		162,870
Loans in Mexican pesos due in 2007 and 2010, bearing interest at fixed annual rates from 8.96% to 9.16%, payable monthly	102,811		91,909
	7,217,351		6,488,161
Short-term bank loans	(448,543)		(172,164)
Current portion of long-term debt	(88,551)		(710,533)
Long-term debt	Ps.	6,680,257	Ps.	5,605,464

Short-term bank loans in U.S. dollars for Ps. 134,045 (U.S.$12.4 million) bear interest at an average rate of 5.90% as of December 31, 2006. Short-term bank loans in Venezuelan bolivars for Ps.18,854 (3,750 million of Venezuelan bolivars) bear interest at an average rate of 8.75% as of December 31, 2006. Additionally, as of December 31, 2006 the Company has a short-term loan in Euros for Ps.19,265 (1.5 million of Euros) that bears an average interest rate of 4.13%.

The Company has credit line agreements for Ps.2,162 million (U.S.$200 million), from which Ps.2,043 million (U.S.$189 million) were available as of December 31, 2006. These credit line agreements require the payment of an annual commitment fee of 0.10% to 0.20% on the unused amounts.

Various credit agreements contain covenants, mainly related to the fulfillment of certain financial ratios, which if not maintained for a certain period of time, may be considered as a cause for early maturity of the debt. At December 31, 2006, the Company was in compliance with these financial ratios.

At December 31, 2006, the annual maturities of long-term debt outstanding were as follows:

Year	Amount
2008	Ps.	164,991
2009	413,668
2010	1,662,989
2011	120,816
2012 and thereafter	3,243,000
	Ps.	5,605,464

The Company has entered into an interest rate swap agreement for its long term debt maturing in 2010 and exchange rate forward contracts for the interest payments of long term debt maturing in 2007 (Note 18).

11.          LABOR OBLIGATIONS

Seniority premium cost and other employee retirement benefits balance as of December 31, 2005 and 2006 amounted to Ps.118,224 and Ps.108,006, respectively, and are included in “Other liabilities”.

Seniority premium cost in Mexico is determined by independent actuaries and is based mainly on the employees’ years of service, age and salaries. The Company has established trust funds to meet these obligations. The employees do not contribute to these funds. Additionally, the indemnities to which employees are entitled in case of dismissal are determined by independent actuaries, principally based on employees’ years of services, salaries and current labor laws. The Company uses December 31 as the measurement date for its plans.

The components of the net seniority premium cost and for the obligations at the end of the labor relationship for the years ended December 31, were the following:

	2004		2005		2006
Service cost	Ps.	3,299	Ps.	12,435	Ps.	11,860
Interest cost	955		3,610		4,060
Return on plan assets	(3,466)		(6,509)		(5,796)
Curtailment loss	14		1,034		1,265
Settlement loss	—		4,751		13,692
Net amortization	2,463		5,778		6,911
Net cost for the year	Ps.	3,265	Ps.	21,099	Ps.	31,992
Initial effect for the recognition of benefits at the end of the labor relationship	Ps.	—	Ps.	78,368	Ps.	—

As of December 31, the status of the plan was as follows:

2005	2006
Actuarial present value of accumulated benefit obligations:
Vested benefit obligation	Ps.	(19,949)	Ps.	—
Non-vested benefit obligation	(14,930)	(404)
(34,879)	(404)
Excess of projected benefit obligation over accumulated benefit obligation	(86,913)	(124,918)
Projected benefit obligation	(121,792)	(125,322)
Plan assets at fair value (trust funds)	27,592	32,078
Shortfall of plan assets over projected benefit obligation	(94,200)	(93,244)
Unrecognized amounts to be amortized over 17 years:
Cumulative net gain	5,267	19,053
Net transition liability	(1,137)	—
Prior service cost	(47)	—
Adjustment required to recognize minimum liability	(2,488)	—
Liability for seniority premium and for obligations at the end of the labor relationship	Ps.	(92,605)	Ps.	(74,191)

For the years ended December 31, 2005 and 2006, the changes in projected benefit obligation and plan assets (trust funds) are summarized as follows:

	2005		2006
Projected benefit obligation at beginning of year	Ps.	31,468	Ps.	121,792
Effect of inflation on beginning balance	(1,314)		(5,165)
Service cost	12,435		11,860
Interest cost	3,610		4,060
Benefits paid	(18,740)		(33,933)
Effect at the beginning of the year for the recognition of benefits at the end of the labor relationship	78,368		—
Actuarial loss	15,965		26,708
Projected benefit obligation at end of year	Ps.	121,792	Ps.	125,322

	2005		2006
Fair value of plan assets at beginning of year	Ps.	21,562	Ps.	27,592
Effect of inflation on beginning balance	1,095		(1,175)
Return on plan assets	6,509		5,796
Benefits paid	(1,574)		(22,655)
Settlement loss	—		11,153
Amortization of obligations at transition	—		11,367
Fair value of plan assets at end of year	Ps.	27,592	Ps.	32,078

The weighted average assumptions (net of expected inflation) used to determine benefit obligations at December 31 were as follows:

	2005	2006
Discount rate	3.5%	4.0%
Rate of increase in future compensation levels	1.5%	1.5%

The weighted average assumptions (net of expected inflation) used to determine net periodic benefit cost for the years ended December 31 were as follows:

	2004	2005	2006
Discount rate	3.5%	3.5%	4.0%
Rate of increase in future compensation levels	1.5%	1.5%	1.5%
Expected long-term rate of return on plan assets	4.0%	4.0%	5.0%

The long-term asset return rate is based on the annual recommendations of the Actuarial Commission in the Mexican Association of Consulting Actuaries. These recommendations consider historical information and future expectations of the market.

The Company’s weighted average asset allocation by asset category as of December 31 was as follows:

	2005	2006
Equity securities	47%	46%
Fixed rate instruments	53%	54%
Total	100%	100%

The Company has a policy of maintaining at least 30% of the trust assets in Mexican Federal Government instruments. Objective portfolio guidelines have been established for the remaining 70% and investment decisions are being made to comply with those guidelines to the extent that market conditions and available funds allow.

The Company estimates that it will not have to contribute to the plan during 2007.

The following table summarizes expected benefit payments from the Company’s plans as follows:

Year	Amount
2007	Ps.	31,985
2008	6,395
2009	8,140
2010	12,055
2011	8,466
Thereafter	441,095

In the United States, the Company has a saving and investment plan that incorporates voluntary employee 401(K) contributions with Company contributions. For the years ended December 31, 2004, 2005 and 2006, total expenses related to this plan were U.S.$3,017,000 (Ps.32,614) U.S.$3,061,000 (Ps.33,089) and U.S.$3,045,000 (Ps.32,916), respectively.

In Venezuela, the Company recognizes a liability for seniority premiums and indemnities for dismissal established by the local Labor Law, which amounted to Ps.15,244 and Ps.23,839 as of December 31, 2005 and 2006, respectively.

In Central America, the labor legislation of Costa Rica, Nicaragua, El Salvador, Honduras and Guatemala establishes that the accumulated payments, to which workers may be entitled, based on the years of services, must be paid in the case of death, retirement or dismissal. The Company records a liability at 9% over salaries paid, which amounted to Ps.11,520 and Ps.10,048 as of December 31, 2005 and 2006, respectively.

12.          CONTINGENCIES AND COMMITMENTS

A)     CONTINGENCIES

The Secretaría de Hacienda y Crédito Público (“Ministry of Finance and Public Credit”) has made: (i) certain observations to our asset tax returns for the years 1994, 1996, 1997, 1999 and 2000, amounting Ps.340.7 million; (ii) a determination for the amount of Ps.29.9 million for withholding taxes derived from the payment of interests to our foreign creditors for the years 2000, 2001 and 2002 (the Mexican authorities claim that the Company should have withhold 10% over such payments instead of 4.9%); and (iii) certain observations to our income tax returns for the years 2000 and 2001 in connection to the accreditation of the special services and production tax for an amount of Ps.10,972, considered by the authority as prohibited. Additionally, one of our subsidiaries in Mexico has been notified with several assessments for the import of wheat, amounting Ps.93,027, which according to the authority was made under an incorrect HS Code (Harmonized System Code). The Company has filed several appeals to obtain an annulment of such assessments. The Company believes the resolution of these proceedings will not have a material effect on the Company’s financial position and results of operation.

The Venezuelan tax authorities have made certain observations to one of the Venezuelan subsidiaries, Molinos Nacionales C.A. (“Monaca”), related to the income tax returns for the years 1999 and 1998, which amounted to Ps.15,134 (U.S.$1.4 million), plus sales tax credits presumably omitted for Ps.717 (U.S. $66,344). The resolutions of these claims will be assumed by the previous shareholder, International Multifoods Corporation, in accordance with the purchase agreement of our subsidiary in Venezuela, Monaca.

Additionally, Monaca has been named in several labor law suits by its “Caleteros” for a total amount of Ps.68,877 (13,699 million of Venezuelan bolivars), which are currently being trialed. The “Caleteros” are people that assist the carriers in the unloading of merchandise, which generate a high risk in labor and industrial security for Monaca. In order to handle the “Caleteros” matter, Monaca decided to create a provision of Ps.18,759 (3,731 million of Venezuelan bolivars) which is reflected within accrued payable expenses and other liabilities.

Some of the Company’s subsidiaries have been notified by the Comisión Nacional de Agua (“National Water Commission” or “CNA”) of fee assessments due from different years. These assessments mainly arise from the CNA’s determination of discharge of sewage water on public property of the Nation that was being used as receiver facilities.  Nevertheless, the subsidiaries are using the water derived from the production process, previously treated, to irrigate several garden properties of the Company, through the sprinkler system. All of the assessments notified by the CNA have been resolved in favor of the Company, with exception of two assessments that are still pending resolution. The current status of these procedures is the following: (i) the Company has obtained a favorable ruling from the Superior Chamber of the Federal Tax and Administrative Court to annul an assessment for Ps.14,222 plus restatement, penalties and charges, which was appealed by the CNA before an Appeals Court for Administrative Matters, which ordered to restore the procedure due to a procedural defect which has been rectified, being this case at the moment back at the Superior Chamber of the Federal Tax and Administrative Court to dictates the corresponding ruling; and (ii) an assessment for Ps.669 thousand is pending resolution in the first instance. According to the Company’s lawyers, a reasonable basis exists to believe the Company is in compliance will all applicable legal regulations, given that the water from the production process is previously treated and later on used to irrigate the garden properties of the Company through the sprinkler system, and are not discharged on public property of the Nation. According to the foregoing, the Company believes all of these proceedings will be resolved favorably. The Company intends to vigorously defend against this action.

In November 2001, one of Gruma Corporation’s independent distributors filed a punitive class action lawsuit against this subsidiary.  The case was removed from California state court to federal court.  Prior to April 2005, the Company did not consider this claim to be material because two court orders had held that the claim must be arbitrated and that the arbitration would be for the individual plaintiff’s claims only and because the total exposure on the individual claim was for a small amount.  In April 2005, the United States District Court, based on a recent U.S. Supreme Court decision, ordered that the original claims should be referred to arbitration and that the arbitrator could decide whether the matter should proceed as a class action.  No decision has yet been made as to whether the claims should proceed as a class action.  The claims, as recently amended, allege: (i) that Gruma Corporation breached its distributor agreements and its distributors are actually employees; (ii) that Gruma Corporation has failed to make wage, expense, and other payments required for employees; (iii) that Gruma Corporation has violated the California antitrust laws and unfair competition statutes and; (iv) that Gruma Corporation has otherwise committed fraud and negligent misrepresentations.  The arbitrator subsequently dismissed the antitrust claims.  The remaining claims are being asserted by two named plaintiffs.  The arbitrator has issued an order stating an intention to certify the case as a class action; the details of the class order have not yet been delineated.  The plaintiffs seek damages and equitable relief but have not yet specified the total amount of damages sought. The Company intends to vigorously defend against this action.

In October 2005, the Company was named in a class action suit, Ramon Moreno et al. v. Guerrero Mexico Food Products, Inc. and Gruma Corporation, filed in the United States District Court for the Central District of California, Los Angeles County. This is a punitive wage and hour class action alleging a misclassification of the Teamster-represented Sales Drivers as exempt when they should be treated as non-exempt and paid overtime for all hours worked in excess of eight in a workday and forty-eight in a workweek. Plaintiffs also contend that the punitive class members have been denied state-mandated meal periods and are due penalties under California Labor Code.  Plaintiff subsequently amended the complaint to add a second plaintiff who is an active employee. The Company filed an answer asserting 33 affirmative defenses. The Company then filed a third-party complaint against Teamsters Local 63 asserting a breach of contract and seeking declaratory relief. Teamsters Local 63 filed a motion to dismiss our third-party complaint against it. On December 20, 2006, the plaintiffs filed a motion to certify this case as a class action. The court held a hearing on February 26, 2007, regarding plaintiffs’ motion for class certification and on March 20, 2007, the court entered an order certifying the case as a class action.  The court has set a new trial date for October 23, 2007. The Company intends to defend the action vigorously, relying on various affirmative and fact defenses.  The parties are engaged in discovery on Defendants’ affirmative defenses.

On August 24, 2005, the Company, through its subsidiary Grupo Industrial Maseca, S.A. de C.V., acquired a 100% interest in Agroinsa, a group of companies that produce corn flour in Celaya, Guanajuato as well as corn flour, wheat flour and other food products in Monterrey, Nuevo León. In accordance with the Ley Federal de Competencia Económica, or Mexican Competition Law, the Company notified the Comisión Federal de Competencia, or Federal Competition Commission or CFC of the prospective acquisition through a “notice of concentration.”

On November 21, 2005, the Company was notified that the CFC had denied its request to approve the Agroinsa acquisition.

In addition to the Company’s belief that the decision by the CFC lacked legal and economic merits, on January 16, 2006, the Company filed an administrative appeal before the CFC arguing that the acquisition should be approved by the CFC under the grounds of the afirmativa ficta, or implicit approval, in view of the fact that the CFC notified its resolution extemporaneously in accordance with Article 21 of the Mexican Competition Law.

On April 6, 2006, the CFC denied the Company’s appeal and confirmed its decision to reject the acquisition. The Company subsequently requested the Thirteenth Federal Court for Administrative Matters of Mexico City to overrule the CFC’s resolution. The Federal Court granted the Company’s request on August 24, 2006 and ordered the CFC to approve the acquisition. On June 14, 2007, following a jurisdictional appeal by the CFC before the Third Federal Court of Appeals for Administrative Matters, arguing that the decision made by the Thirteenth Federal Court for Administrative Matters should be overruled, the Third Federal Court of Appeals for Administrative Matters, relying on certain legal guidelines previously issued by the Mexican Supreme Court of Justice in this case, ruled that the implicit approval applied to protect the Company’s right to acquire Agroinsa. This decision is final and non-appealable.

By virtue of the judicial resolution, the CFC is legally bound to promptly issue a new administrative resolution authorizing the Company to acquire Agroinsa under the terms and conditions that the Company previously presented to the CFC.

Additionally, the Company is involved in certain unresolved proceedings arisen in the ordinary course of the business. The Company does not believe that the resolution of these proceedings may have a significant adverse effect in its financial situation and results of operation.

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

As of December 31, 2006, the Company is leasing certain equipment under long-term operating lease agreements expiring through 2015. Future minimum lease payments under such leases amount to approximately Ps.1,683,625 (U.S.$155,747,000), as follows:

Year	Facilities		Equipment		Total
2007	Ps.	179,327	Ps.	295,827	Ps.	475,154
2008	181,694		230,621		412,315
2009	117,040		157,426		274,466
2010	118,553		100,792		219,345
2011	49,921		60,903		110,824
2012	80,005		111,516		191,521
	Ps.	726,540	Ps.	957,085	Ps.	1,683,625
	U.S.$	67,210	U.S.$	88,537	U.S.$	155,747

Rental expense was approximately Ps.422,205, Ps.429,526 and Ps.505,801 for the years ended December 31, 2004, 2005 and 2006, respectively.

At December 31, 2006, the Company had various outstanding commitments in the United States to purchase commodities and raw materials for approximately Ps.1,418,272 (U.S.$131,200 thousand), which will be delivered during 2007.

As of December 31, 2006, the Company had outstanding commitments to purchase machinery and equipment amounting to approximately Ps.485,423 (U.S.$44,905 thousand).

As of December 31, 2006, the Company has irrevocable letters of credit in the amount of approximately Ps.112,208 (U.S.$10,380 thousand) serving as collateral for claims pursuant to the Company’s self-insured worker’s compensation retention program in the United States.

13.          STOCKHOLDERS’ EQUITY

A)     COMMON STOCK

On January 27, 2006, the Company concluded the equity offering of 30 million shares, which represented approximately Ps.1,148 million net of discounts and commissions from underwriters and expenses related with the offering. The net proceeds were used to increase the production capacity in the United States of America.

At December 31, 2006, Gruma’s outstanding common stock consisted of 482,549,952 shares of Series “B”, with no par value, fully subscribed and paid, which can only be withdrawn with stockholders’ approval, and no shares held in Treasury. At December 31, 2005, the Company’s outstanding common stock consisted of 452,549,952 shares.

B)      RETAINED EARNINGS

In accordance with Mexican Corporate Law, the legal reserve must be increased annually by 5% of annual net profits until it reaches a fifth of the fully paid common stock amount.

Dividends paid from retained earnings which have not been previously taxed are subject to an income tax payable by the Company equal to 38.91% in 2007 and thereafter. The applicable tax may be credited against income tax the Company is subject to in the year or in the following two fiscal years. Dividends paid by the Company from the net tax income account are not subject to any tax.

C)      PURCHASE OF COMMON STOCK

The Stockholders’ Meeting approved a Ps.650,000 reserve to repurchase the Company’s own shares. The total amount of repurchased shares cannot exceed 5% of total equity. The difference between the acquisition cost of the repurchased shares and their stated value, composed of common stock and additional paid-in capital, is recognized as part of the reserve to repurchase the Company’s own shares, which is included within retained earnings from prior years. The gain or loss in the sale of the Company’s own shares is recorded as additional paid-in capital. As of December 31, 2006, the Company does not have transactions with its own stock.

D)     FOREIGN CURRENCY TRANSLATION ADJUSTMENTS

Foreign currency translation adjustments as of December 31 consisted of the following:

	2005		2006
Foreign currency translation at beginning of year	Ps.	(644,134)	Ps.	(1,165,485)
Effect of translating net investment in foreign subsidiaries	(712,304)		450,858
Exchange differences arising from foreign currency liabilities accounted for as a hedge of the Company’s net investments in foreign subsidiaries, net of taxes	190,953		(54,848)
	Ps.	(1,165,485)	Ps.	(769,475)

The investment that the Company maintains in the operations in the United States and Europe generates a natural hedge of up to U.S.$520 million and U.S.$500 million as of December 31, 2005 and 2006, respectively.

As of December 31, 2005 and 2006, the accumulated effect of translating net investment in foreign subsidiaries in the minority interest amounted to Ps.2,927 and Ps.(73,226), respectively.

E)      INFLATION EFFECTS

As of December 31, 2006, the majority stockholders’ equity is comprised of the following:

	Nominal		Restatement		Total
Common stock	Ps.	4,880,142	Ps.	7,954,822	Ps.	12,834,964
Additional paid-in capital	2,150,629		2,515,458		4,666,087
Deficit from restatement	—		(14,577,180)		(14,577,180)
Derivative financial instruments	6,404		—		6,404
Cumulative effect of a change in an accounting principle for deferred income taxes and employees’ statutory profit sharing	(209,951)		(8,165)		(218,116)
Retained earnings from prior years	4,107,506		6,550,865		10,658,371
Net income for the year	1,511,977		12,761		1,524,738
Foreign currency translation adjustments	(769,475)		—		(769,475)
	Ps.	11,677,232	Ps.	2,448,561	Ps.	14,125,793

F)      TAX VALUES OF COMMON STOCK AND RETAINED EARNINGS

As of December 31, 2006, tax amounts of common stock and retained earnings were Ps.10,086,904 and Ps.1,715,867, respectively.

14.          OTHER EXPENSES, NET

Other expenses, net is comprised of the following:

	Year ended December 31,
	2004		2005		2006
Net gain from sale of GFNorte’s shares (Note 6)	Ps.	—	Ps.	—	Ps.	380,572
Net gain from sale of subsidiaries’ shares	—		—		137,971
Impairment loss on assets (Note 3-L)	(235,049)		(41,212)		(465,608)
Amortization of other deferred costs	(51,697)		(50,488)		(56,330)
Net gain (loss) in sale of fixed assets and other assets	31,215		(13,772)		(5,720)
Debt issuance costs cancelled due to early extinguishment of debt	(24,558)		—		—
Other	(16,002)		(41,662)		(4,953)
	Ps.	(296,091)	Ps.	(147,134)	Ps.	(14,068)

15.          INCOME TAX, ASSET TAX AND EMPLOYEES’ STATUTORY PROFIT SHARING

A)     INCOME TAX AND ASSET TAX

Gruma files a consolidated income tax return for Mexican income tax purposes, consolidating taxable income and losses of Gruma and its controlled Mexican subsidiaries. Filing a consolidated tax return had the effect of reducing income tax expense for the years ended December 31, 2004, 2005 and 2006 by Ps.147,997, Ps.286,095 and Ps.408,874, respectively, as compared to filing a tax return on an unconsolidated basis. Tax regulations permit to consolidate 100% of the ownership investment.

In accordance with the applicable tax law, Mexican corporations must pay the higher of either income tax or asset tax (1.8% through December 31, 2006 and from 2007 on 1.25% without deducting liabilities). Asset tax is determined on the average value of substantially all of the Company’s Mexican assets less certain liabilities. Payments of asset tax are recoverable against the excess of income tax over asset tax (when it is higher than income tax) of the three prior years and the ten subsequent years.

For the year ended December 31, 2004 and 2005, asset tax amounted to Ps.3,134 and Ps.71,833, respectively.

B)      RECONCILIATION OF FINANCIAL AND TAXABLE INCOME

For the years 2004, 2005 and 2006, the reconciliation between statutory income tax amounts and the effective income tax amounts is summarized as follows:

	Year ended December 31,
	2004		2005		2006

Statutory federal income tax (33% for 2004, 30% for 2005 and 29% in 2006)	Ps.	548,474	Ps.	361,815	Ps.	416,249
Variation in valuation of tax loss carryforwards	—		43,037		58,288
Losses of Mexican subsidiaries which cannot be utilized for income tax consolidation	70,138		13,087		10,108
Foreign income tax differences	24,500		(26,548)		(82,870)
Foreign dividends	257,133		—		—
Effect due to change in income tax rate	(99,659)		—		—
Effects related to inflation	(9,706)		(12,049)		4,056
Other	(2,844)		7,083		5,718
Effective income tax (48% for 2004, 32% for 2005 and 29% in 2006)	Ps.	788,036	Ps.	386,425	Ps.	411,549

As a result of changes in the Mexican Income Tax Law, approved in November 13, 2004, statutory tax rates will be 28% in 2007. Consequently, the effect of this tax rate decrease was the reduction of Ps.99,659 in the deferred tax liability during 2004, as well as an increase in net income for the same amount.

At December 31, 2005 and 2006, the tax effects of main differences that give rise to significant portions of the deferred tax assets and liabilities, are as follows:

	(Assets) Liabilities
	2005		2006
Deferred tax assets:
Net operating loss carryforwards and other tax credits	Ps.	(279,238)	Ps.	(179,420)
Accrued liabilities	(170,878)		(229,997)
Recoverable asset tax	(403,711)		(195,168)
Intangible asset resulting from intercompany operation	(87,552)		(60,669)
Other	(136,640)		(164,721)
	(1,078,019)		(829,975)
Deferred tax liabilities:
Property, plant and equipment, net	1,823,094		1,752,579
Inventories	288,589		243,292
Intangible assets and other	141,812		155,562
Investment in partnership and equity method investee	383,100		392,003
	2,636,595		2,543,436
Net deferred tax liability	Ps.	1,558,576	Ps.	1,713,461

At December 31, 2006 the Company did not recognize deferred income tax asset of Ps.85,269 from tax loss carryforwards pertaining to certain foreign subsidiaries, since no sufficient evidence is available that these tax loss carryforwards will be realizable.

C)      TAX LOSS CARRYFORWARDS AND RECOVERABLE ASSET TAX

At December 31, 2006, the Company does not have tax loss carryforwards in Mexico corresponding to the consolidated income tax return. As of December 31, 2006, asset tax of Ps.103,449 generated in the consolidated income tax return in Mexico and available to offset the excess of income tax over asset tax in future years, is shown below:

Expiration year	Recoverable asset tax
2013	Ps.	28,509
2014		3,107
2015		71,833
	Ps.	103,449

At December 31, 2006 certain foreign subsidiaries have tax loss carryforwards of approximately Ps.48,163 (2,307 million of Costa Rican colons) that expire in 2009 to 2011 and Ps.87,095 (17,322 million of Venezuelan bolivars) which will expire in 2007 to 2008.

D)     EMPLOYEES’ STATUTORY PROFIT SHARING

In Mexico, employees’ statutory profit sharing is determined for each subsidiary on an unconsolidated basis, applying 10% of taxable income determined on a basis similar to income tax, except that the employees’ statutory profit sharing does not consider inflation effects, depreciation and amortization expense is based on the historical cost, and a foreign exchange gain or loss is recognized when a monetary asset or liability is contractually due.

16.          FOREIGN CURRENCY

A)     EXCHANGE DIFFERENCES

For the years ended December 31, 2004, 2005 and 2006, the effects of exchange rate fluctuations on the Company’s monetary assets and liabilities were recognized as follows:

	2004		2005		2006
Exchange differences arising from foreign currency liabilities accounted for as a hedge of the Company’s net investment in foreign subsidiaries recorded directly to stockholders’ equity as an effect of foreign currency translation adjustments	Ps.	21,943	Ps.	270,792	Ps.	(75,635)
Exchange differences arising from foreign currency transactions credited (charged) to income		(53,004)		(53,476)		(18,441)
	Ps.	(31,061)	Ps.	217,316	Ps.	(94,076)

B)      FOREIGN CURRENCY POSITION

As of December 31, 2005 and 2006, monetary assets and liabilities held or payable in U.S. dollars are summarized below:

	Thousands of U.S. dollars
In companies located in Mexico:	2005		2006
Assets:
Current	U.S.$	9,656	U.S.$	12,142
Non-current		81		71
Liabilities:
Current		(8,560)		(69,488)
Long-term		(564,005)		(481,826)
	U.S.$	(562,828)	U.S.$	(539,101)

	Thousands of U.S. dollars
In foreign companies:	2005		2006
Assets:
Current	U.S.$	195,550	U.S.$	285,321
Non-current		3,312		4,279
Liabilities:
Current		(276,943)		(314,436)
Long-term		(185,262)		(184,612)
	U.S.$	(263,343)	U.S.$	(209,448)

At December 31, 2005 and 2006, the exchange rates used to translate U.S. dollar assets and liabilities were Ps.10.63 and Ps.10.81, respectively. On June 25, 2007, date of issuance of these financial statements, the exchange rate for the U.S. dollar was Ps.10.82.

For the years ended December 31, 2004, 2005 and 2006 the Company’s Mexican subsidiaries had transactions in U.S. dollars as follows:

	Thousands of U.S. dollars
	2004		2005		2006
Corn purchases and other inventories	U.S.$	94,939	U.S.$	94,963	U.S.$	108,830
Interest expense		27,081		35,946		38,222
Equipment purchases		133		424		424
Services		5,125		7,480		7,480
	U.S.$	127,278	U.S.$	138,813	U.S.$	154,956

As of December 31, consolidated non-monetary assets of foreign origin, which are restated on the basis of the GCPI from the foreign country of origin, are summarized as follows:

	2005		2006
	Foreign currency (thousands)	Year-end exchange rate	Foreign currency (thousands)	Year-end exchange rate
U.S. dollars	716,756	10.63	836,932	10.81
Swiss francs	21,562	8.08	199,701	8.87
Euros	13,823	12.5732	32,989	14.2681
Venezuelan bolivars	462,462,371	0.0049	385,424,593	0.0050
Australian Dollars	—	7.796	28,695	8.4913
Yuans	—	1.3171	5,853	1.3834
Pounds sterling	—	18.2708	7,729	21.1671
Canadian dollars	—	9.11	521	9.28
Costa Rican colons	35,660,409	0.0214	43,572,733	0.0209

17.          SEGMENT INFORMATION

The Company’s reportable segments are strategic business units that offer different products in different geographical regions. These business units are managed separately because each business segment requires different technology and marketing strategies.

The Company’s reportable segments are as follows:

•    Corn flour and packaged tortilla division (mainly United States and Europe) – manufactures and distributes over more than 20 varieties of corn flour that are used mainly to produce and distribute different types of tortillas and tortilla chip products in the United States, Europe, Asia and Oceania. The main brands are MASECA for corn flour and MISSION and GUERRERO for packaged tortillas.

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

•    “Other” division – represents those segments individually amounting less than 10% of the consolidated total. These segments are: corn flour and other products division in Central America, wheat flour division in Mexico, packaged tortilla division in Mexico and technology and equipment division. Corn flour and other products division in Central America manufactures, distributes and sells corn flour, tortillas and snacks; cultivates and sells hearts of palm. Wheat flour division in Mexico is engaged in the production and marketing of wheat flour in this country. Packaged tortilla division in Mexico produces and distributes packaged tortillas. The technology and equipment division conducts research and development regarding flour and tortilla manufacturing equipment, produces machinery for corn flour and tortilla production and is engaged in the construction of the Company’s corn flour manufacturing facilities.

•    The “Other reconciling items” row includes the corporate expenses and the elimination of inter-business unit transactions.

All inter-segment sales prices are market based. The Company evaluates performance based on operating income of the respective business units.

Summarized financial information concerning the Company’s reportable segments is shown in the following tables.

Segment information as of and for the year ended December 31, 2004:

Segment	Net sales to external customers		Inter-segment net sales		Operating income (loss)		Depreciation and amortization
Corn flour and packaged tortilla division (United States and Europe)	Ps.	12,296,117	Ps.	—	Ps.	1,218,895	Ps.	497,851
Corn flour division (Mexico)	6,027,837		194,186		484,685		272,840
Corn flour, wheat flour and other products (Venezuela)	3,821,510		—		213,027		92,008
Other	3,620,610		462,666		4,304		161,050
Other reconciling items	33,666		(656,852)		81,668		65,786
Total	Ps.	25,799,740	Ps.	—	Ps.	2,002,579	Ps.	1,089,535

Segment	Total assets		Total liabilities		Expenditures for long-lived assets
Corn flour and packaged tortilla division (United States and Europe)	Ps.	8,848,151	Ps.	3,295,319	Ps.	1,007,290
Corn flour division (Mexico)	8,030,204		1,466,837		64,653
Corn flour, wheat flour and other products (Venezuela)	3,539,169		1,726,168		102,298
Other	4,080,887		621,316		96,994
Other reconciling items	1,524,665		4,708,033		49,583
Total	Ps.	26,023,076	Ps.	11,817,673	Ps.	1,320,818

Segment information as of and for the year ended December 31, 2005:

Segment	Net sales to external customers		Inter-segment net sales		Operating income (loss)		Depreciation and amortization
Corn flour and packaged tortilla division (United States and Europe)	Ps.	14,326,749	Ps.	—	Ps.	1,183,786	Ps.	561,323
Corn flour division (Mexico)	6,569,860		220,868		721,690		272,470
Corn flour, wheat flour and other products (Venezuela)	3,220,834		—		(90,640)		108,589
Other	3,724,603		523,207		(148,138)		156,242
Other reconciling items	20,852		(744,075)		(33,569)		61,316
Total	Ps.	27,862,898	Ps.	—	Ps.	1,633,129	Ps.	1,159,940

Segment	Total assets		Total liabilities		Expenditures for long-lived assets
Corn flour and packaged tortilla division (United States and Europe)	Ps.	9,757,642	Ps.	3,613,881	Ps.	950,798
Corn flour division (Mexico)	8,863,386		2,254,519		769,842
Corn flour, wheat flour and other products (Venezuela)	3,181,564		1,602,613		217,895
Other	4,337,770		1,051,415		163,974
Other reconciling items	1,826,221		4,719,203		42,582
Total	Ps.	27,966,583	Ps.	13,241,631	Ps.	2,145,091

Segment information as of and for the year ended December 31, 2006:

Segment	Net sales to external customers		Inter- segment net sales		Operating income (loss)		Depreciation and amortization
Corn flour and packaged tortilla division (United States and Europe)	Ps.	16,309,916	Ps.	1,686	Ps.	938,253	Ps.	609,369
Corn flour division (Mexico)	7,112,059		276,284		823,094		280,165
Corn flour, wheat flour and other products (Venezuela)	3,132,121		—		96,232		102,308
Other	4,081,697		1,019,196		171,055		160,253
Other reconciling items	18,385		(1,297,166)		(246,109)		49,983
Total	Ps.	30,654,178	Ps.	—	Ps.	1,782,525	Ps.	1,202,078

Segment	Total assets		Total liabilities		Expenditures for long-lived assets
Corn flour and packaged tortilla division (United States and Europe)	Ps.	12,348,600	Ps.	5,027,571	Ps.	1,576,904
Corn flour division (Mexico)	8,970,120		2,060,830		338,076
Corn flour, wheat flour and other products (Venezuela)	2,589,034		1,535,757		236,655
Other	4,634,676		1,241,798		201,097
Other reconciling items	1,695,075		3,323,408		80,231
Total	Ps.	30,237,505	Ps.	13,189,364	Ps.	2,432,963

The following table presents the details of  “Other reconciling items” for operating income:

Other reconciling items	2004		2005		2006
Corporate expenses	Ps.	41,419	Ps.	(86,993)	Ps.	(121,029)
Elimination of inter-business unit transactions		40,249		53,424		(125,080)
	Ps.	81,668	Ps.	(33,569)	Ps.	(246,109)

Additionally, a summary of information by geographic segment is as follows:

	2004		%	2005		%	2006		%
NET SALES TO EXTERNAL CUSTOMERS:
United States and Europe	Ps.	12,296,117	48	Ps.	14,326,749	51	Ps.	16,309,916	53
Mexico	8,367,917		32	8,891,595		32	9,616,862		32
Venezuela	3,821,510		15	3,220,834		12	3,132,121		10
Central America	1,314,196		5	1,423,720		5	1,595,279		5
	Ps.	25,799,740	100	Ps.	27,862,898	100	Ps.	30,654,178	100

IDENTIFIABLE ASSETS:
United States and Europe	Ps.	8,848,150	34	Ps.	9,757,642	35	Ps.	12,348,600	41
Mexico	12,592,755		48	13,960,137		50	14,099,451		47
Venezuela	3,539,169		14	3,181,564		11	2,589,034		8
Central America	1,043,002		4	1,067,240		4	1,200,420		4
	Ps.	26,023,076	100	Ps.	27,966,583	100	Ps.	30,237,505	100

CAPITAL EXPENDITURES FOR THE YEAR:
United States and Europe	Ps.	1,007,290	76	Ps.	950,798	44	Ps.	1,576,904	65
Mexico	211,230		16	932,379		44	491,627		20
Venezuela	102,298		8	217,895		10	236,655		10
Central America	—		0	44,019		2	127,777		5
	Ps.	1,320,818	100	Ps.	2,145,091	100	Ps.	2,432,963	100

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

The estimated fair value of the Company’s financial instruments is as follows:

	Carrying amount		Fair value
At December 31, 2005:

Liabilities: Perpetual bonds in U.S. dollars bearing fixed interests at an annual rate of 7.75%	Ps.	3,330,911	Ps.	3,516,442
Liabilities: Senior unsecured notes in U.S. dollars bearing fixed interest at annual rate of 7.625%	561,169		577,244
Liabilities: Exchange rate forward contract	16,274		16,274
Asset: Interest rate swaps contract	41,077		41,077

	Carrying amount		Fair value
At December 31, 2006:

Liabilities: Perpetual bonds in U.S. dollars bearing fixed interests at an annual rate of 7.75%	Ps.	3,243,000	Ps.	3,420,068
Liabilities: Senior unsecured notes in U.S. dollars bearing fixed interest at annual rate of 7.625%	546,359		553,026
Liabilities: Exchange rate forward contract	14,946		14,946
Liabilities: Interest rate swaps contract	9,980		9,980
Asset: Exchange rate forward contract	2,244		2,244
Asset: Interest rate swaps contract	32,782		32,782
Asset: Commodity hedge contracts	202,558		202,558

Fair values were determined as follows:

•  The fair value of debt and derivative financial instruments is determined based on quoted market prices for such instruments in the reference market.

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

As of December 31, 2005 and 2006, the Company had open derivative commodity contracts with a fair value of Ps.1,865 and Ps.202,558, respectively.

The Company from time to time hedges commodity price risks utilizing futures and options strategies that do not qualify for hedge accounting. As a result of non-qualification, these derivative financial instruments are recognized at their estimated fair values and are marked to market with the associated effect recorded in current period earnings. During 2006, the Company had an unfavorable effect of approximately Ps.133,027 (U.S.$12,306 thousand) from these contracts.

The Company uses derivative financial instruments such as interest rate swaps with the purpose of managing the interest rate risk related to its long term debt. The Company has entered into interest rate swaps to hedge its senior unsecured notes that mature in 2007 and bear interest at a rate of 7.625%, under which the fixed rate is converted to a variable rate of LIBOR plus 2.035%; additionally, the Company entered into an agreement to pay a fixed interest rate of 5.1525% through 2004 and 5.485% from 2005 through 2007 and to receive LIBOR rate. The Company has also entered into interest rate swaps to hedge its syndicated loan that matures in 2010 under which the loan’s variable rate of LIBOR 6M is converted to a fixed rate of 3.2775% through March 2008 and 4.5050% through March 2009; these contracts also include a provision limiting the amounts to be exchanged should the LIBOR 6M reaches 6% through March 2008 and 7% through March 2009. As of December 31, 2006 the favorable effect of the changes in the fair value of all the interest rate swap contracts mentioned above amounted to Ps.32,782, from which Ps.24,411 were recognized as comprehensive income within stockholders’ equity and Ps.8,371 were registered in income for the year. The realized gain of the contracts due in 2006 was Ps.19,022 which was recognized in income.

During 2006, the Company entered into interest rate swap contracts for a nominal amount of U.S.$150 million, maturing in September 2007 and March 2008. Through these contracts, the Company pays a fixed rate of 0.34% and receives a LIBOR 6M rate less 3.2775% if the LIBOR 6M rate is greater than or equal to 6% and less than 6.5% in March 2007 and is greater than or equal to 6% and less than 6.75% in September 2007. Additionally, the Company entered into swap contracts for a nominal amount of U.S.$150 million, maturing in March 2007, through which the Company paid U.S.$437 thousand and receives a LIBOR 6M rate less 3.2775% if the LIBOR 6M rate is equal or greater than 6% in September 2006. These contracts were not recognized as hedge accounting and their fair values as of December 31, 2006 amounted Ps.9,980.

During 2004 and 2005, the Company entered into forward contracts and exchange rate option contracts (Mexican peso — U.S. dollar) for a notional amount of U.S.$55.8 million, with different maturity dates until November 2007. The objective of these contracts is to hedge the financial risks due to exchange rate fluctuations over the quarterly interest payments related to the Company’s perpetual notes. The realized unfavorable effect of the contracts due during 2006 was Ps.4,770 which was recognized in income of the year. As of December 31, 2006, the unrealized unfavorable effect for changes in the fair value of outstanding contracts for a nominal amount of U.S.$10.1 million was Ps.14,946, which was recognized as comprehensive income within stockholders’ equity.

During 2006, the Company entered into forward contracts and exchange rate option contracts (Mexican peso – U.S. dollar) for a nominal amount of U.S.$16.7 million, maturing during 2006 and for a nominal amount of U.S.$21.8 million, maturing in different dates until November 2007. These contracts were not recognized as hedge accounting. The realized unfavorable effect of the contracts due in 2006 was Ps.894 which was recognized in income. As of December 31, 2006 the unrealized favorable effect for changes in the fair value of the outstanding contracts was Ps.2,244, which was also recognized in income.

C)        CONCENTRATION OF CREDIT RISK

The financial instruments which are potentially subject to a concentration of risk are principally cash, temporary investments and trade accounts receivable. The Company deposits its cash and temporary investments in recognized financial institutions. The concentration of the credit risk with respect to trade receivables is limited since the Company sells its products to a large number of customers located in different parts of Mexico, United States, Central America, Venezuela, Europe Asia and Oceania. The Company maintains reserves for potential credit losses.

Operations in Venezuela represented approximately 10.2% of net sales in 2006. In recent years, the political and social instability has prevailed in Venezuela. This severe political and civil uncertainty represents a risk to the business in this country, which cannot be controlled or measured accurately. For instance, as a result of the nation-wide general strike that took place from December 2002 to February 2003 and in an effort to shore up the economy and control inflation, Venezuelan authorities imposed foreign exchange and price controls on certain products in 2003. These foreign exchange controls may limit the Company’s capacity to convert bolivars to other currencies and also transfer funds outside Venezuela. Additionally, these price controls apply to certain products such as corn flour and wheat flour, which limit the Company’s ability to increase prices in order to compensate for higher costs in raw materials. In February 2003, the Venezuelan government set a single fixed exchange rate for the bolivar against the U.S. dollar of 1,600 bolivars to U.S.$1.00. Later, in February 2004 the Venezuelan government set a new fixed exchange rate of 1,920 bolivars to U.S.$1.00. In March 2005, the Venezuelan government established a new exchange rate of 2,150 bolivars per U.S. dollar. The financial situation and results of the Company might be negatively affected, among other reasons, since (i) a portion of its sales is denominated in bolivars, (ii) the subsidiaries in Venezuela make products that are subject to price controls, (iii) part of the Company’s sales depend on centralized government procurement policies for its social welfare programs, (iv) difficulty for Venezuelan subsidiaries to pay dividends, as well as to import some of its requirements of raw material as a result of the exchange control, and (v) increasing costs in some of the Company’s raw materials due to the implementation of import tariffs.

The current president in Venezuela was reelected to a second term in December 2006, thus the civil and political instability will continue to prevail during the next six-year term. Additionally, starting 2007 the current president was qualified by the legislative power of this country with extraordinary faculties to legislate by decree for a period of 18 months in several strategic areas, which could result in certain structural changes in the economical and social policies in Venezuela and thus, increasing the uncertainty in this country. Most recently, the government’s actions affected certain Venezuelan businesses, including news and media outlets, which have been met with civil unrest and public demonstrations.

19.          RELATED PARTY TRANSACTIONS

As of December 31, 2005 and 2006, the Company owns a 10.8557% and 10.0024% interest in GFNorte, a Mexican financial institution, respectively. In the normal course of business, the Company obtains long-term financing from GFNorte and other subsidiaries of this institution at market rates and terms. During 2006, the Company did not obtain financing from GFNorte’s subsidiaries.

As of December 31, 2005 and 2006, the Company had accounts payable to Archer-Daniels-Midland (ADM) of Ps.144,136 and Ps.132,439, respectively. Additionally, during 2004, 2005 and 2006, the Company purchased inventory ingredients from ADM, amounting to U.S.$103 million (Ps.1,148,414), U.S.$105 million (Ps.1,138,922) and U.S.$115 million (Ps.1,240,336), respectively. ADM is a North American company associated with the Company in some of its subsidiaries.

20.          RECENT ACCOUNTING PRONOUNCEMENTS

Starting January 1, 2007 the following Financial Reporting Standards (FRS) issued by the Mexican Financial Reporting Standards Board became effective. These FRS will not have a material effect in the Company’s financial information.

FRS B-3 Statement of Income – Incorporates, among others, a new focus to classify income, costs and expenses into ordinary and non-ordinary, eliminates the terms “Special Items” and “Extraordinary Items”, as well as establishes the employees’ statutory profit sharing as an ordinary expense and not as a tax expense.

FRS B-13 Subsequent Events – Requires, among others, that the restructurings for assets and liabilities and the disclaimers from creditors to exercise their right to settle the debt in the case of incompliance by the entity should be recognized in the period that occurs. These issues will only be disclosed in the notes to financial statements.

FRS C-13 Related Parties – Extends, among others, the definition (scope) for related parties and increases the disclosure requirements in notes to financial statements.

FRS D-6 Capitalization of comprehensive financing cost – Establishes, among others, the obligation and rules for capitalizing comprehensive financing cost.

21.          SUBSEQUENT EVENTS

During January 2007, due to increases in the international price for corn registered in the Chicago Board of Trade (CBOT) as well as in the Jalisco, Bajío and México crops, a series of price increases for tortilla took place. The tortilla represents a main staple of the Mexican diet and the main market of the Company. In January 15, 2007 the Company, through its subsidiary Grupo Industrial Maseca, published its intention for no price increases in corn flour until the next harvest, as well as explained that the Company is not a producer or trader of corn and strengthened its compromise to continue supporting the manufacturers and supermarket chains that produce tortilla to maintain the competitive quality and price for this product.

The Federal Government, the productive sectors, the companies linked to the production chain and the organizations of agriculture producers agreed in a number of actions in order to stabilize the price of tortillas and guarantee the provisions of corn, wheat flour and tortilla at a reasonable price. Consequently, in January 18, 2007 the PACTO PARA ESTABILIZAR EL PRECIO DE LA TORTILLA (“Agreement to stabilize the tortilla price”) was signed. This agreement includes 12 specific actions from which the following are highlighted:

•      Distribuidora Conasupo (“Conasupo Distributor” or “DICONSA”) will sell the kilogram of corn at Ps.3.50 and of corn flour at Ps.5.00, in its 22,000 stores around the country.

•      The commercial agents that supply and sell corn to the nixtamal manufacturers will sell its product at Ps.3.50 per kilogram, packaged and delivered in the mills within Mexico’s capital.

•      The producers of corn flour that constitute the Cámara Nacional del Maiz Industrializado (“National Chamber of Industrialized Corn”) committed to maintain an average price not higher than Ps.5.00 per kilogram of corn flour.

•      The companies affiliated to the Asociación Nacional de Tiendas de Autoservicio (“National Association of Supermarket Chains” or “ANTAD”) as well as Wal-Mart will not increase the tortilla price, offering the kilogram of this product at Ps.6.50 in its 1,900 points of sale.

•      Tortilla manufactures grouped (more than 5,000 points of sale) will sell the kilogram of tortilla not higher than Ps.8.50.

•      The import quota is increased until a maximum of 750 thousand tons of corn free of tariff.

•      An import quota free of tariff of 2 million 850 thousand tons is authorized for corn to be used for consumption of birds, pigs and cattle.

•      The Federal Government, through its productive agents, will instruct several mechanisms that allow in the future having a strategic reserve of white corn for human consumption.

The Company, as well as its principal competitors, signed this agreement, which is effective from January 15 through April 30, 2007. On April 25, 2007 the Mexican government announced a second agreement that extended the term through August 15, 2007.

As a result, the Company’s corn flour prices do not reflect the recent increase in the cost of corn, which resulted in a significant deterioration in the financial performance of Grupo Industrial Maseca, the Company’s subsidiary engaged in corn flour production, during the first quarter of 2007, which may continue to the extent the Company does not increase prices. While the Mexican government has not directly fixed or caped corn flour or tortilla prices, it has strongly encouraged Mexican producers and retailers to voluntarily do so until the next harvest of Mexican corn crops. The Company intends to fully abide by the terms of these agreements.  The Company cannot assure that there will not be another extension of the agreements, that the Company will fully comply with their terms at all times, or that the Mexican government will not take actions that could adversely affect the Company’s financial condition and results of operation.

22.          DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 (see Note 3-E), including the Fifth Amendment to Bulletin B-10 and Bulletin B-15, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliation to U.S. GAAP includes a reconciling item for the effect of applying the Fifth Amendment to Bulletin B-10 and Bulletin B-15 restatement to Mexican pesos of constant purchasing power as of December 31, 2006 because, as described below, these provisions of inflation accounting under Mexican GAAP do not meet the consistent reporting currency requirements of Regulation S-X. The U.S. GAAP adjustments have been determined based on Mexican NCPI factors. The reconciliation does not include the reversal of other Mexican GAAP inflation accounting adjustments as they represent a comprehensive measure of the effects of price-level changes in the inflationary Mexican economy and, as such, are considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The principal differences, other than inflation accounting, between Mexican GAAP and U.S. GAAP and the effect on consolidated net income and consolidated stockholders’ equity are presented below, with an explanation of the adjustments.

	Year ended December 31,
Reconciliation of net income:	2004		2005		2006
Net majority income under Mexican GAAP	Ps.	953,000	Ps.	1,238,754	Ps.	1,524,738
U.S. GAAP adjustments:
Depreciation expense (See C)	(66,605)		(58,887)		(66,473)
Impairment loss in the carrying value of idle assets (See C)	65,366		23,406		14,107
Preoperating expenses and other deferred costs (See D)	14,229		6,224		(3,271)
Capitalized comprehensive financing costs (See E)	3,097		3,238		3,225
Sale-leaseback transaction (See F):
Interest expense	(15,321)		(13,324)		(10,886)
Rental and depreciation expense, net	6,480		4,796		2,584
Deferred income taxes (See H)	88,475		(53,218)		(96,470)
Deferred employees’ statutory profit sharing (See H)	(1,419)		(598)		486
Net gain from sale of associated company’s shares (See M)	—		—		10,294
Effect of U.S. GAAP adjustments on equity method investee (See M)	(40,879)		5,304		(18,104)
Negative goodwill (See I):
Depreciation expense	57,177		59,781		59,554
Goodwill and indefinite-lived intangible assets (See J)	12,477		—		(6,228)
Extinguishment of debt (See K)	(263,669)		13,784		13,685
Debt issuance costs (See K)	—		(2,760)		2,118
Monetary position loss resulting from U.S. GAAP adjustments	(72)		(13)		(16)
Effects of Bulletin B-15 restatement (See A)	33,744		(4,658)		—
Total U.S. GAAP adjustments	(106,920)		(16,925)		(95,395)
Minority interest (See B)	(10,406)		17,103		19,078
Net income under U.S. GAAP	Ps.	835,674	Ps.	1,238,932	Ps.	1,448,421
Basic and diluted earnings per share (in pesos)	Ps.	1.86	Ps.	2.74	Ps.	3.02
Weighted average shares outstanding (thousands)	450,306		451,446		480,007

As of December 31,
Reconciliation of stockholders’ equity:	2005	2006
Stockholders’ equity under Mexican GAAP	Ps.	14,724,952	Ps.	17,048,141
U.S. GAAP adjustments:
Property, plant and equipment (See C)	650,573	766,341
Preoperating expenses and other deferred costs (See D)	(7,780)	(10,686)
Capitalized comprehensive financing cost (See E)	(9,712)	(6,450)
Sale-leaseback transaction (See F)	(81,963)	(88,101)
Excess of cost over book value (See G)	(167,321)	(166,685)
Deferred income taxes (See H)	(17,576)	(108,644)
Deferred employees’ statutory profit sharing (See H)	127	596
Equity method investee (See M)	(180,267)	(133,511)
Negative goodwill (See I)	(818,885)	(756,220)
Goodwill and indefinite-lived intangible assets (See J)	205,475	190,339
Extinguishment of debt (See K)	(261,893)	(247,177)
Debt issuance costs (See K)	(2,831)	(1,749)
Labor obligations (See L)	—	(19,053)
U.S. GAAP adjustments attributable to minority interest	(109,099)	(119,681)
Minority interest under Mexican GAAP (See B)	(2,989,119)	(2,922,348)
Effects of Bulletin B-15 restatement (See A)	(41,531)	—
Total U.S. GAAP adjustments	(3,831,802)	(3,623,029)
Stockholders’ equity under U.S. GAAP	Ps.	10,893,150	Ps.	13,425,112

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

Balance at December 31, 2005	Ps.	10,893,150
Stock issuance	1,148,136
Net purchases and sales of Company’s common stock	2,614
Dividends paid	(424,394)
Derivative financial instruments	6,312
Recognition of inflation effects for the year	(26,204)
Impact of adoption of SFAS No. 158 (net of income tax)	(13,718)
Foreign currency translation adjustments	390,795
Net income for the year	1,448,421
Balance at December 31, 2006	Ps.	13,425,112

A summary of the Company’s stockholders’ equity after the U.S. GAAP adjustments described above as of December 31, 2005 and 2006 is as follows:

	2005		2006
Capital stock	Ps.	12,520,555	Ps.	12,834,964
Additional paid-in capital	3,733,297		4,569,494
Retained earnings	9,302,065		10,326,236
Accumulated other comprehensive loss	(14,662,767)		(14,305,582)
Total stockholders’ equity under U.S. GAAP	Ps.	10,893,150	Ps.	13,425,112

A)     EFFECTS OF BULLETIN B-15 RESTATEMENT

As disclosed in Note 3-E, the Company restates information for prior periods for comparison purposes to information of the most current period presented, based on a weighted average restatement factor that reflects the relative inflation and currency exchange movements of the countries in which the Company operates. This restatement do not meet the Regulation S-X requirement that the financial statements be stated in the same currency for all periods, because changes in foreign currency exchange rates are included in the restatement factor.  The U.S. GAAP adjustments to net income and stockholders’ equity reflect the difference between restating these prior periods, including the U.S. GAAP adjustments, to December 31, 2006 constant pesos utilizing the Mexican NCPI and the weighted average restatement factor.  See Note 22-R for summarized financial information prepared on a U.S. GAAP basis restated to December 31, 2006 constant pesos utilizing the Mexican NCPI.

B)      MINORITY INTEREST

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders’ equity in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

C)      PROPERTY, PLANT AND EQUIPMENT

Mexican GAAP allows companies the option of using a specific index, which contemplates inflation and currency exchange movements in the restatement of machinery and equipment and the related depreciation expense if such machinery and equipment is of foreign origin. The Company has elected to apply a specific index to fixed assets of foreign origin for the purposes of determining the restated balances under Mexican GAAP. For U.S. GAAP purposes, the use of a specific index, which contemplates currency exchange changes, is not in accordance with the historical cost concept nor does it present financial information in a constant reporting currency. The impact on the net carrying value of fixed assets of restating fixed assets of foreign origin utilizing the Mexican NCPI for U.S. GAAP purposes increases stockholders’ equity as of December 31, 2005 and 2006 by Ps.741,176 and Ps.858,803, respectively.

Under Mexican GAAP, depreciation on idle equipment is not required if the carrying value is expected to be recovered and is subject to an impairment review. Under U.S. GAAP, those assets should continue be depreciated and subject to an impairment review. Therefore, the adjustment to property, plant and equipment decreases stockholder’s equity as of December 31, 2005 and 2006 by Ps.182,351 and Ps.197,969, respectively.

Under Mexican GAAP, the Company recognized impairment losses in the value of certain idle assets that were not being depreciated. Under U.S. GAAP, no impairment was recognized given that the depreciation of these assets had not ceased; consequently, the carrying value under U.S. GAAP was lower than Mexican GAAP and the impairment recognized for Mexican GAAP purposes was reversed. Therefore, the adjustment to property, plant and equipment increases stockholders’ equity as of December 31, 2005 and 2006 by Ps.91,748 and Ps.105,507, respectively.

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

The U.S. GAAP equity adjustments of Ps.7,780 and Ps.10,686 decrease intangible assets presented in the balance sheets as of December 31, 2005 and 2006, respectively.

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

F)      SALE-LEASEBACK TRANSACTION

Under Mexican GAAP, a sale-leaseback transaction that involves real estate is recognized with the use of the general criteria established for capital and operating lease transactions.  Based upon these criteria, a sale-leaseback of real estate was recorded by the Company as an operating lease.  Under U.S. GAAP, Statement of Financial Accounting Standards (“SFAS”) No. 98, such a transaction would be recognized as a financing lease because a continuing involvement from the seller-lessee is present, and consequently, the risks and benefits of the property are not transferred to the buyer-lessor.  The U.S. GAAP balance sheet as of December 31, 2005 and 2006 would reflect increases in fixed assets, net, of Ps.76,300 and Ps.41,943 (net of accumulated depreciation of Ps.81,963 and Ps.88,101, respectively), respectively, and long-term debt increases of Ps.158,263 and Ps.130,044, respectively.

The financing lease under U.S. GAAP has a 15-year term with an effective date of May 1, 1996. It requires minimum annual payments of approximately U.S.$3.2 million (Ps.34,592) for the year 2007, U.S.$5.0 million (Ps.54,050) for 2008, U.S.$1.5 million (Ps.16,215) for 2009 and approximately U.S.$4.7 million (Ps.50,807) thereafter.

G)      AMORTIZATION OF EXCESS OF COST OVER BOOK VALUE

Under Mexican GAAP, until January 1, 2004, the excess of the purchase price over the proportionate book value of net assets acquired was recorded as “Excess of cost over book value” for all of the Company’s acquisitions, including common control acquisitions. Under U.S. GAAP, transfers and exchanges between enterprises under common control are accounted for on a carry-over basis, and therefore, no such goodwill would be recorded.  The U.S. GAAP equity adjustments of Ps.167,321 and Ps.166,685 decrease the excess of cost over book value presented in the balance sheet as of December 31, 2005 and 2006, respectively. There is no net income reconciliation adjustment in 2004, 2005 and 2006 since the Company ceased amortizing goodwill under Mexican GAAP with the adoption of Bulletin B-7.

H)     DEFERRED INCOME TAXES AND EMPLOYEES’ STATUTORY PROFIT SHARING

Under Mexican GAAP, the Company adopted the provisions of revised Bulletin D-4 for the recognition of deferred tax assets and liabilities. The accounting treatment of Bulletin D-4 is in accordance with the comprehensive asset and liability method of SFAS No. 109 “Accounting for Income Taxes”. The U.S. GAAP adjustments to net income and stockholders’ equity reflect the deferred income taxes and employees’ statutory profit sharing generated by the other U.S. GAAP adjustments discussed elsewhere herein. Additionally, during 2006 the Company recognized a deferred tax liability of Ps.44,253 derived from the excess of the amount for financial reporting over the tax basis of the investment in GFNorte.

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

For both Mexican and U.S. GAAP purposes, the financial statement carrying amounts utilized in the determination of the deferred tax assets and liabilities included the inflation adjustments described in Note 3-E, and their respective tax bases also included the effects of inflation based on tax regulations.

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

Income tax expense:

The domestic and foreign components of income before taxes, employees’ statutory profit sharing, equity in earnings of associated companies and minority interest reported under Mexican GAAP are as follows:

	Year ended December 31,
	2004		2005		2006
Domestic	Ps.	173,403	Ps.	43,266	Ps.	416,774
Foreign	1,464,086		1,162,789		1,018,567
	Ps.	1,637,489	Ps.	1,206,055	Ps.	1,435,341

Provisions for domestic federal, foreign federal and state income taxes in the Mexican GAAP consolidated statements of income consist of the following components:

	Year ended December 31,
	2004		2005		2006
Current:
Domestic federal	Ps.	7,578	Ps.	172,991	Ps.	157,455
Foreign federal	375,044		341,451		152,389
Foreign state	35,555		34,142		29,025
	Ps.	418,177	Ps.	548,584	Ps.	338,869
Deferred:
Domestic federal	Ps.	289,381	Ps.	(68,027)	Ps.	116,098
Foreign federal	67,436		(74,049)		(49,331)
Foreign state	13,047		(20,083)		5,913
	Ps.	369,864	Ps.	(162,159)	Ps.	72,680
Total income taxes	Ps.	788,041	Ps.	386,425	Ps.	411,549

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2005 and 2006, are as follows:

	2005		2006
Deferred tax assets:
Net operating loss carryforwards and other tax credits (a)	Ps.	682,948	Ps.	374,588
Accrued liabilities	170,878		229,997
Intangible assets (b)	87,552		60,669
Other	136,640		170,056
Total gross deferred tax assets	1,078,018		835,310

Deferred tax liabilities:
Property, plant and equipment, net (c)	1,752,846		1,733,172
Inventories	288,589		243,292
Investment in partnership and equity method investee	544,812		597,355
Other assets	67,923		83,596
Total gross deferred tax liabilities	2,654,170		2,657,415

Net deferred tax liability under U.S. GAAP	1,576,152		1,822,105
Net deferred tax liability under Mexican GAAP	1,558,576		1,713,461
Adjustment for U.S. GAAP	Ps.	17,576	Ps.	108,644

(a)	Includes valuation allowance of Ps.167,917 and Ps.85,269 as of December 31, 2005 and 2006, respectively, since no sufficient evidence is available that these tax loss carryforwards will be realizable.
(b)	Reflects a prepaid asset resulting from an intercompany transaction.
(c)	Principally due to the differences between restated book and tax basis, including depreciation and capitalized interest.

A summary of the deferred tax liability (asset) balances on a U.S. GAAP basis are as follows:

	2005		2006
Current:
Deferred tax asset	Ps.	(307,519)	Ps.	(400,053)
Deferred tax liability	288,589		243,292
	(18,930)		(156,761)
Non-current:
Deferred tax asset	(770,500)		(435,257)
Deferred tax liability	2,365,582		2,414,123
	1,595,082		1,978,866
Total	Ps.	1,576,152	Ps.	1,822,105

The provision for income tax on a U.S. GAAP basis is as follows:

	2004		2005		2006

Current	Ps.	(414,513)	Ps.	(546,487)	Ps.	(338,869)
Deferred	(278,921)		130,279		(169,150)
	Ps.	(693,434)	Ps	(416,208)	Ps.	(508,019)

In addition, the Company has established a deferred liability for U.S. GAAP purposes of Ps.18,894 and Ps.2,584, at December 31, 2005 and 2006, respectively, relating to employees’ statutory profit sharing.

I)     NEGATIVE GOODWILL

Under Mexican GAAP, until January 1, 2004, the excess of the net book value of identifiable assets acquired over their purchase price was recorded as “Excess of book value over cost of subsidiaries acquired, net” and was permitted to be amortized over a period of time not to exceed 5 years.

Under U.S. GAAP, the excess of the fair value over the net book value of acquired identifiable assets is allocated to the book value of the non-monetary assets acquired. Once the book value has been reduced to zero, any unallocated amounts are recorded in earnings.

As of December 31, 2005 and 2006, the U.S. GAAP equity adjustment of Ps.818,885 and Ps.756,220 respectively, decrease the net fixed assets in the same amounts.

J)       GOODWILL AND INDEFINITE-LIVED INTANGIBLE ASSETS

Under U.S. GAAP, effective January 1, 2002, the Company adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). Under SFAS No. 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed for impairment on an annual basis at the reporting unit level.

Under Mexican GAAP, until January 1, 2003, all intangible assets were amortized over their estimated useful life. Bulletin C-8 “Intangible Assets” was adopted starting January 1, 2003, and consequently, certain intangible assets (excluding goodwill) were recognized as having indefinite lives and were no longer amortized. Accordingly, amortization of indefinite-lived intangible assets ceased in 2002 for U.S. GAAP and in 2003 for Mexican GAAP. As mentioned in Note 3-K, starting January 1, 2004, under Mexican GAAP goodwill should no longer be amortized, but subject to annual impairment tests. Accordingly, goodwill amortization ceased in 2002 for U.S. GAAP and in 2004 for Mexican GAAP.

Due to the application of Bulletin C-15 “Impairment in the Value of Long-Lived Assets and Their Disposal”, during 2004 the Company recognized in income an impairment loss in the value of intangible assets and goodwill for Ps.6,685 and Ps.5,792, respectively. Under U.S. GAAP, these assets had been written off in previous years. As mentioned in Note 8, during 2006 the Company recognized in income an impairment loss for certain intangible assets. Under U.S. GAAP, the carrying value of these assets is higher by Ps.6,228.

The U.S. GAAP equity adjustment of Ps.205,475 and Ps.190,339 increases the excess of cost over book value in Ps.196,367 and Ps.187,746 and intangible assets in Ps.9,108 and Ps.2,593 as of December 31, 2005 and 2006, respectively, as a result of the above items.

K)    EXTINGUISHMENT OF DEBT

In December 2004, the Company issued perpetual notes for a total of Ps.3,243,000 (U.S. $300,000 thousand) which pay interest quarterly at 7.75% annual rate. The proceeds were used mainly to repay U.S.$200 million of the 7.625% senior unsecured notes due October 2007. For the early redemption of the senior unsecured notes, the Company paid a premium of Ps.263,669. Under Mexican GAAP, this premium was recognized in intangible assets as debt issuance costs of the perpetual notes and amortized using the straight-line method over a period of 20 years.

Under U.S. GAAP, this premium was recognized in income. The perpetual notes represented a new debt instrument, since the exchange was not done with the holders of the old senior unsecured notes. In addition, under U.S. GAAP, all previously unamortized debt issuance costs related to the old senior unsecured notes was also written off.

On July 2005 the Company obtained a U.S.$250,000 thousand, five-year credit facility, at LIBOR plus 40 basis points for the first year and LIBOR plus 37.5 and 45 basis points for the following years depending on the Company’s leverage. The Company incurred debt issuance costs of Ps.7,475 related to the new debt. The proceeds were used to repay U.S.$250 million debt which would mature between 2008 and 2009. At the redemption date, the Company had Ps.10,733 of unamortized debt issuance costs related to this debt. Under Mexican GAAP, the unamortized debt issuance costs related to the old debt will continue to be amortized throughout the maturity of the new debt as it has been considered a refinancing of the old debt under Bulletin C-9. Debt issuance costs incurred with the issuance of the new debt have been expensed.

Under U.S. GAAP, the unamortized debt issuance costs related to the old debt that was redeemed have been written-off and the debt issuance costs incurred with the issuance of the new debt have been capitalized as they relate to a new debt instrument with a different creditor.

L)    LABOR OBLIGATIONS

Under U.S. GAAP, on December 31, 2006 the Company adopted the recognition and disclosure provisions of SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS No. 158”). SFAS No. 158 requires the Company to recognize the funded status (i.e. difference between the fair value of plan assets and the benefit obligations) of its defined benefit pension and other postretirement plans in the Company’s December 31, 2006 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (AOCI), net of tax. The adjustment to AOCI at adoption represents primarily deferred actuarial gains, which where previously netted against the plans’ funded status in the balance sheet pursuant to the provisions of SFAS No. 87, “Employers’ Accounting for Pensions”, SFAS No. 106 “Employers’ Accounting for Postretirement Benefits other than Pensions”, and SFAS No. 112, “Employers’ Accounting for Postemployment Benefits”. These amounts will continue to be amortized and recognized as a component of future net periodic benefit cost.

In addition, SFAS No. 158 requires that companies using a measurement date for their defined benefit pension plans and other postretirement plans other than their fiscal year-end, change to a fiscal year-end measurement date effective for years ending after December 15, 2008. The Company’s measurement date for its plans is and has been the same as the Company’s fiscal year-end (i.e. December 31, 2006).

The incremental effects of adopting SFAS No. 158 on the Company’s consolidated balance sheet at December 31, 2006, are presented in the following table. The adoption of SFAS No. 158 had no effect in the Company’s consolidated statement of income or the Company’s consolidated statement of comprehensive income for the year ended December 31, 2006.

	Balance under U.S. GAAP
	Before application of SFAS No. 158		Effect of adopting SFAS No. 158		After application of SFAS No. 158

Other liabilities	Ps.	611,553	Ps.	19,053	Ps.	630,606

Deferred income taxes	1,827,440		(5,335)		1,822,105

Total liabilities	13,432,790		13,718		13,446,508

Accumulated other comprehensive loss, net of tax	(14,291,864)		(13,718)		(14,305,582)

Total stockholders’ equity	13,438,830		(13,718)		13,425,112

The amount recorded in accumulated other comprehensive loss at December 31, 2006 of Ps.13,718 consisted of cumulative net gain of Ps.19,053, net of income tax of Ps.5,335.

The estimated amount of cumulative net gain that is expected to be amortized from accumulated other comprehensive loss into net periodic pension cost over the next fiscal year is Ps.1,301.

M)        SUPPLEMENTAL BALANCE SHEET INFORMATION

•      Securities of related parties:

The investment in common stock of GFNorte is accounted for under the equity method, since the Company has significant influence over the investee due to its representation on the Board of Directors of GFNorte and the equity interest of GRUMA’s principal shareholder in GFNorte. The effect of applying U.S. GAAP adjustments to the equity investment has been included in the Company’s U.S. GAAP reconciliation.

As mentioned in Note 6, during 2006 the Company sold 17,224,100 shares from its investment in GFNorte. Under Mexican GAAP, the Company recognized a net gain of Ps.380,572 from this sale. Considering the carrying value of the investment in GFNorte under U.S. GAAP, the net gain from this sale amounted to Ps.390,866.

During 2005 and 2006, the Company received dividends from GFNorte amounting to Ps.56,864 and Ps.77,948, respectively.

Under both Mexican and U.S. GAAP, the Company recognized goodwill for the acquisition of GFNorte in 1992. Under U.S. GAAP, effective January 1, 2002, with the adoption of SFAS No. 142, goodwill was no longer amortized. The amount of such remaining goodwill is Ps.44,878. Under Mexican GAAP, goodwill was fully amortized by December 31, 2002.

The Company’s investment in GFNorte has a market value of Ps.8,529,531 based on the quoted market price at December 31, 2006.

Condensed financial information under Mexican Banking GAAP for GFNorte as of and for the years ended December 31:

	Amounts in millions of Mexican pesos of constant purchasing power as of December 31, 2006
	2005		2006
Cash and cash equivalents	Ps.	40,403	Ps.	43,403
Investment securities	22,325		25,672
Net loan portfolio	117,989		140,493
Property, furniture and equipment, net	5,918		6,646
Total assets	198,103		234,437
Deposits	143,159		169,537
Bank and other entity loans – current	8,440		6,891
Bank and other entity loans – noncurrent	11,945		9,959
Total liabilities	175,734		206,932
Majority interest	21,349		26,097
Minority interest	1,020		1,408

	Amounts in millions of Mexican pesos of constant
	purchasing power as of December 31, 2006
	2004		2005		2006
Interest income	Ps.	27,208	Ps.	36,792	Ps.	35,480
Interest expense	(16,495)		(22,841)		(20,626)
Income before minority interest	3,006		6,286		6,168
Net income	2,809		5,957		5,959

•                  Other current liabilities:

Included within accrued liabilities and other payables as of December 31, 2005 and 2006 are accrued compensation costs (Ps.438,827 and Ps.453,419 in 2005 and 2006, respectively) and accrued advertising costs (Ps.190,180 and Ps.206,103 in 2005 and 2006, respectively).

•                  Other stockholders’ equity:

Included within retained earnings as of December 31, 2005 and 2006 are undistributed earnings of GF Banorte amounting to approximately Ps.1,836,769 and Ps.2,178,023, respectively.

•                  Computer software:

Depreciation expense for the years ended December 31, 2004, 2005 and 2006 amounted to Ps.93,700, Ps.81,995 and Ps.66,453, respectively, on capitalized computer software cost. Unamortized software costs included as of December 31, 2005 and 2006 totaled Ps. 167,088 and Ps.83,152

N)           SUPPLEMENTAL INCOME STATEMENT INFORMATION

•                  Advertising costs:

Advertising costs, included in selling, general and administrative expenses, are expensed when the advertising first takes place. Advertising expense was Ps.690,252, Ps.769,175 and Ps.868,367 for the years ended December 31, 2004, 2005 and 2006, respectively. The Company had Ps.78,356 and Ps.118,802 of prepaid advertising costs reported as prepaid expenses as of December 31, 2005 and 2006, respectively.

•                  Shipping and handling costs:

Shipping and handling costs are included in selling, general and administrative expenses and amounted to Ps.1,309,264, Ps.1,536,779 and Ps.1,796,331 for the years ended December 31, 2004, 2005 and 2006.

•                  Operating income:

Under U.S. GAAP, certain other income items included in the Mexican GAAP financial statements of the Company, such as ESPS and amortization of other deferred costs would be included in the determination of operating income. For the years ended December 31, 2004, 2005 and 2006, these items amounted to Ps.61,230, Ps.71,174 and Ps.89,031, respectively.

•                  Consumer and trade sales promotion expenses

Under U.S. GAAP, the Company has classified certain consumer and trade sales promotion expenses, such as coupon redemption costs, cooperative advertising programs, new product introduction fees, feature price discounts and in-store display incentives as a reduction of revenue. For the years ended December 31, 2004, 2005 and 2006 these items amounted to Ps.212,834, Ps.214,600 and Ps.266,294, respectively.

•      Other

During 2006, the Company recognized an impairment charge at its subsidiary, Molinera de México, related to property, plant and equipment and certain intangibles totaling Ps.327,215.  Molinera de México, which is included in the “Other” segment, has faced market pressures in Mexico.

O)           SUPPLEMENTAL CASH FLOW INFORMATION

Mexican GAAP Bulletin B-12 specifies the appropriate presentation of the statements of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon the differences between beginning and ending financial statement balances in Mexican pesos of constant purchasing power. Under U.S. GAAP, a statement of cash flow is required, which presents only cash movements and excludes non-cash items.

The following presents a price-level adjusted statement of cash flows, after considering the impact of U.S. GAAP adjustments in conformity with the AICPA SEC Regulations Committees’ International Practice Task Force recommendation.

	Year ended December 31,
	2004		2005		2006
Operating activities:
Net income	Ps.	835,674	Ps.	1,238,932	Ps.	1,448,421
Minority interest	196,047		136,195		59,901
Consolidated income	1,031,721		1,375,127		1,508,322
Adjustments to reconcile net income to resources provided by operating activities:
Monetary position gain	(261,007)		(313,174)		(320,483)
Depreciation and amortization	1,126,595		1,131,487		1,196,884
Impairment of long-lived assets	177,720		17,738		451,501
Allowance for doubtful accounts	38,946		33,454		76,522
Equity in earnings of associated companies, less dividends received	(201,321)		(580,845)		(516,576)
Seniority premium and other long-term accrued liabilities	9,464		45,812		9,015
Debt issuance costs cancelled due to early extinguishment of debt	25,579		—		—
Net gain from sale of subsidiaries’ shares	—		—		(137,971)
Net gain from sale of associated company’s shares	—		—		(390,866)
Retirement benefits at the end of the employee labor relationship	—		78,070		—
Deferred income taxes and employees’ statutory profit sharing	288,281		(138,137)		152,645
	2,235,978		1,649,532		2,028,993

Changes in working capital:
Restricted cash	696		502		—
Accounts receivable, net	(729,896)		(303,252)		(1,360,584)
Inventories	(570,435)		81,918		132,870
Prepaid expenses	(32,793)		(37,356)		(55,051)
Trade accounts payable	593,440		561,818		248,152
Accrued liabilities and other payable	109,217		(416,882)		674,648
Income taxes and employees’ statutory profit sharing payable	4,239		(13,795)		4,284
	(625,532)		(127,047)		(355,681)
Net cash provided by operating activities	1,610,446		1,522,485		1,673,312

Investing activities:
Purchases of property, plant and equipment	(968,744)		(1,335,613)		(2,221,388)
Purchases of new facilities, net of cash	(413,115)		(657,479)		(570,587)
Proceeds from sale of property, plant and equipment	204,187		180,169		748,590
Deferred assets	(120,641)		(21,778)		(15,694)
Proceeds received from sale of subsidiaries’ shares	—		—		137,971
Proceeds received from sale of associated company’s shares	—		—		588,854
Other	12,801		(31,021)		(152,122)
Net cash used in investing activities	(1,285,512)		(1,865,722)		(1,484,376)

Financing activities:
Proceeds from bank loans and long-term debt	4,895,985		2,786,620		2,575,318
Repayment of bank loans and long-term debt	(4,825,250)		(2,006,810)		(3,061,511)
Repayment of long-term note payable	—		—		(48,213)
Proceeds from stock issuance	—		—		1,148,136
Contributions (distributions) by minority interest	69,405		(1,560)		94,024
Net purchases-sales of Company’s common stock	305,203		22,899		2,614
Derivative financial instruments	—		(29,964)		16,351
Dividends paid	(593,742)		(556,601)		(659,469)
Other	(12,201)		(5,104)		12,042
Net cash (used in) provided by financing activities	(160,600)		209,480		79,292

Effect of inflation on cash and cash equivalents	(57,188)		(50,698)		(37,743)
Net increase(decrease) in cash and cash equivalents	107,146		(184,455)		230,485
Cash and cash equivalents at beginning of year	417,613		524,759		340,304
Cash and cash equivalents at end of year	Ps.	524,759	Ps.	340,304	Ps.	570,789

In August 2005, there was a non-cash transaction of Ps.442,936 related to notes payables issued by a subsidiary for the acquisition of certain businesses.

Net cash flow from operating activities reflects cash payments and receipts for interest and income taxes as follows:

	Year ended December 31,
	2004	2005	2006
Interest paid	Ps. 590,761	Ps. 606,868	Ps. 676,272
Income and asset taxes paid	570,232	640,266	344,909

P)      COMPREHENSIVE INCOME

	Year ended December 31,
	2004		2005		2006
Comprehensive income is as follows:
Net income under U.S. GAAP	Ps.	835,674	Ps.	1,238,932	Ps. 1,448,421
Other comprehensive loss, net of taxes:
Deficit from restatement	(625,250)		21,051		(26,204)
Derivative financial instruments	(41)		(20,983)		6,312
Foreign currency translation adjustments	(16,934)		(492,939)		390,795
Comprehensive income under U.S. GAAP	Ps.	193,449	Ps.	746,061	Ps. 1,819,324

Foreign currency translation adjustments are presented net of tax expense (benefit) of Ps.11,242, Ps.79,839 and Ps.(20,787) for the years ended December 31, 2004, 2005 and 2006, respectively.

The components of accumulated other comprehensive loss are as follows as of December 31, 2005 and 2006:

	Foreign currency translation adjustments		Derivative financial instruments		Deficit from restatement		Accumulated other comprehensive loss
Balance at December 31, 2004	Ps.	746,783	Ps.	21,075	Ps.	(14,937,754)	Ps.	(14,169,896)
Current period changes	(492,939)		(20,983)		21,051		(492,871)
Balance at December 31, 2005	253,844		92		(14,916,703)		(14,662,767)
Impact of adoption of SFAS No. 158 (net of income tax)	—		—		—		(13,718)
Current period changes	390,795		6,312		(26,204)		370,903
Balance at December 31, 2006	Ps.	644,639	Ps.	6,404	Ps.	(14,942,907)	Ps.	(14,305,582)

Q)           VALUATION AND QUALIFYING ACCOUNTS

The valuation and qualifying accounts are as follows:

Allowance for doubtful accounts:

For the year ended December 31,	Balance at beginning of year		Additions charged to costs and expenses		Deductions		Balance at year-end
2004	Ps.	112,937	Ps.	37,392	Ps.	(31,012)	Ps.	119,317
2005	119,317		33,582		(4,476)		148,423
2006	148,423		76,522		(20,107)		204,838

R)            RESTATEMENT TO CONSTANT PESOS

The following presents condensed financial information prepared on a U.S. GAAP basis restated to December 31, 2006 constant pesos utilizing the Mexican NCPI. As disclosed in Note 3-E, under Bulletin B-15, the Company restated prior year balances utilizing weighted average restatement factors. The difference in the factors applied to restate prior year information to December 31, 2006 constant pesos utilizing the Mexican NCPI were:

Factor
2004	1.04157
2005	0.99620

Condensed consolidated balance sheets as of December 31:

	Expressed in Thousands of Constant Mexican Pesos as of December 31, 2006
	2005	2006
Total current assets	Ps.8,506,700	Ps.9,837,712
Property, plant and equipment	14,199,033	14,866,806
Total assets	27,345,977	29,913,649
Short-term debt	559,653	908,706
Long-term debt	6,787,946	5,709,499
Total liabilities	13,366,378	13,446,508
Minority interest	3,086,449	3,042,029
Total stockholders’ equity	10,893,150	13,425,112

Condensed consolidated statements of income for the years ended December 31:

	Expressed in Thousands of Constant Mexican Pesos as of December 31, 2006
	2004	2005	2006
Net sales	Ps.26,650,510	Ps.27,543,284	Ps.30,387,884
Gross profit	9,409,867	9,423,645	10,412,294
Operating income	2,035,550	1,492,449	1,689,599
Majority net income	835,674	1,238,932	1,448,421

S)      RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes the framework for measuring fair value under U.S. GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies whenever other standards require assets or liabilities to be measured at fair value. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with earlier adoption permitted. The Company is currently evaluating the impact that SFAS No. 157 will have on its results of operations and financial position.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS No. 158”). Part of this Statement is effective as of December 31, 2006, and requires companies that have defined benefit pension plans and other postretirement benefit plans to recognize the funded status of those plans on the balance sheet on a prospective basis from the effective date.  In addition, SFAS No. 158 requires that companies using a measurement date for those plans other than their fiscal year, change to a fiscal year end measurement date, effective for years ending after December 15, 2008. The Company’s balance sheet as of December 31, 2006 has been adjusted to reflect the required recognition of the funded status for their plans as of that date (see Note 22-L for a discussion of the effects of this adoption).

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109 — Accounting for Income Taxes” (“FIN No. 48”). FIN No. 48 clarifies the accounting for uncertainty in income taxes, by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently in the process of assessing and adopting FIN No. 48.

GRUPO FINANCIERO BANORTE, S.A. DE C.V.

INDEX TO REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRMS AND CONSOLIDATED FINANCIAL STATEMENTS 2004, 2005 and 2006 Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Grupo Financiero Banorte, S.A. de C.V.

Monterrey, N.L.

We have audited the accompanying consolidated balance sheet of Grupo Financiero Banorte, S.A. de C.V. and Subsidiaries (the “Financial Group”) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for the years then ended, all expressed in millions of Mexican pesos of purchasing power of December 31, 2006. These consolidated financial statements are the responsibility of the Financial Group’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in conformity with the accounting practices prescribed by the Mexican National Banking and Securities Commission (the “Commission”). The Financial Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Financial Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Grupo Financiero Banorte, S. A. de C. V. and Subsidiaries as of December 31, 2006 and 2005, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for the years then ended in conformity with the accounting practices prescribed by the Mexican National Banking and Securities Commission.

Accounting practices prescribed by the Commission vary in certain significant respects from Mexican Financial Reporting Standards. The application of the latter would have affected the determination of stockholders’ equity and net income as of and for the years ended December 31, 2006 and 2005, to the extent summarized in Note 39.

Accounting practices prescribed by the Commission vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of stockholders’ equity and net income as of and for the years ended December 31, 2006 and 2005, to the extent summarized in Note 40.

As discussed in Note 40 to the accompanying consolidated financial statements, the U.S. GAAP consolidated statement of cash flows for the year ended December 31, 2005 has been restated.

The accompanying consolidated financial statements have been translated into English for the convenience of users.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE
STOCKHOLDERS OF GRUPO FINANCIERO BANORTE, S.A. DE C.V. MONTERREY, N.L.

MARCH 28, 2005, EXCEPT FOR NOTE 40 FOR WHICH THE DATE IS JUNE 16, 2006 AND FOR NOTE 40 (III.B) AND THE RESTATEMENT TO CONSTANT MEXICAN PESOS AS OF DECEMBER 31, 2006 FOR WHICH THE DATE IS MAY 25, 2007

We have audited the accompanying consolidated statements of income, changes in stockholders’ equity and changes in financial position of Grupo Financiero Banorte, S.A. de C.V. and Subsidiaries (the “Financial Group”) for the year ended December 31, 2004, all expressed in millions of Mexican pesos of purchasing power of December 31, 2004. These consolidated financial statements are the responsibility of the Financial Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in conformity with the accounting practices prescribed by the Mexican National Banking and Securities Commission (the “Commission”). An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statements of income, changes in stockholders’ equity and changes in financial position present fairly, in all material respects, the financial position of Grupo Financiero Banorte, S.A. de C.V. and Subsidiaries for the year ended December 31, 2004, in conformity with the accounting practices prescribed by the Commission.

Accounting practices prescribed by the Commission vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 40 to the consolidated financial statements, as restated.

PricewaterhouseCoopers S.C.
José Antonio Quesada Palacios

GRUPO FINANCIERO BANORTE, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2006 AND 2005

(Expressed in millions of Mexican pesos of purchasing power of
December 31, 2006)

Assets	2006	2005

Cash and cash equivalents	$43,403	$40,403

Investments in securities:
Trading securities	15,015	9,369
Available-for-sale securities	6,254	141
Held-to-maturity securities	4,403	12,815
	25,672	22,325
Securities and derivative financial instruments:
Debtor balances under repurchase and resale agreements	25	162
Derivative financial instruments	19	488
	44	650
Current loan portfolio:
Commercial loans	80,293	60,264
Loans to financial institutions	2,373	2,046
Consumer loans	20,718	16,157
Housing mortgage loans	27,798	24,772
Government loans	10,784	15,849
FOBAPROA or IPAB loans	—	169
Total current loan portfolio:	141,966	119,257

Past-due loan portfolio:
Commercial loans	730	699
Consumer loans	609	429
Housing mortgage loans	721	799

Total past-due loan portfolio:	2,060	1,927

Total loan portfolio:	144,026	121,184
(Minus) Allowance for loan losses	3,533	3,195
Loan portfolio, net	140,493	117,989

Credit asset portfolio	3,618	3,367
Other accounts receivable, net	5,639	2,901
Foreclosed assets, net	316	465
Property, furniture and fixtures, net	6,646	5,918
Permanent stock investments	3,164	2,319
Deferred taxes, net	—	420

Other assets:
Other assets, deferred charges and intangible assets	5,442	1,346

Total assets	$234,437	$198,103

Liabilities	2006	2005
Deposits:
Demand deposits	$95,401	$79,206
Time deposits-
General public	69,591	56,595
Money market	4,545	7,358
	169,537	143,159
Bank and other loans:
Demand loans	988	2,671
Short-term loans	5,903	5,769
Long-term loans	9,959	11,945
	16,850	20,385

Securities and derivative financial instruments:
Creditor balances under repurchase and resale agreements	235	347
Derivative financial instruments	2	465
	237	812
Other payables:
Income taxes and employee profit sharing	1,277	1,773
Sundry creditors and other payables	7,449	4,786
	8,726	6,559

Subordinated debentures	11,367	4,744
Deferred taxes, net	144	—
Deferred credits	71	75
Total liabilities	206,932	175,734

Stockholders’ Equity
Paid-in capital:
Common stock	11,580	11,581
Additional paid-in capital	1,794	1,790
	13,374	13,371
Other capital:
Capital reserves	2,062	1,741
Retained earnings from prior years	15,816	10,916
Insufficiency in restated stockholders’ equity	(6,147)	(6,147)
Valuation of permanent stock investments	(4,967)	(4,489)
Net income	5,959	5,957
	12,723	7,978
Minority interest in stockholders’ equity	1,408	1,020
Total stockholders’ equity	27,505	22,369

Total liabilities and stockholders’ equity	$234,437	$198,103

Memorandum accounts (Note 35)

“These balance sheets, consolidated with those of the financial entities and other companies that form part of the financial group and are susceptible to consolidation, were prepared according to Accounting Principles applicable to Financial Group Holding Companies issued by the National Banking and Securities Commission according to article 30 of the Law of Financial Institutions, of general and mandatory observance, consistently applied, reflecting the operations conducted by the Holding company, the financial entities and the other companies that form part of the Financial Group and are susceptible to consolidation as of the date above, which were carried out and valued according to sound practices and applicable legal and administrative dispositions.”

“As of December 31, 2006, the historical Capital stock amounted to $7,064.”

“The accompanying Consolidated Balance Sheets have been approved by the Board of Directors under the accountability of the signors.”

Ing. Luis Peña Kegel	Ing. Sergio García Robles Gil	C.P. Román Martínez Méndez	Lic. Jorge Eduardo Vega Camargo	C.P.C. Nora Elia Cantú Suárez
Chief Executive Officer	Managing Director - CFO	Managing Director - Audit	Executive Director Controlling	Executive Director Accounting

The accompanying notes are part these consolidated balance sheets.

GRUPO FINANCIERO BANORTE, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

 (Expressed in millions of Mexican pesos of purchasing power of

December 31, 2006

	2006	2005	2004

Interest income	$35,480	$36,792	$27,208
Interest expense	(20,626)	(22,841)	(16,495)
Monetary position loss, net (financial margin)	(336)	(153)	(147)
Financial margin	14,518	13,798	10,566

Allowance for loan losses	(1,530)	(1,505)	(1,278)
Financial margin after provision for loan losses	12,988	12,293	9,288

Commission and fee income	7,588	6,905	6,354
Commission and fee expense	(1,528)	(1,560)	(1,035)
Brokerage revenues	1,716	1,080	952
	7,776	6,425	6,271

Net operating revenues	20,764	18,718	15,559

Administrative and promotional expenses	(12,458)	(11,579)	(11,987)
Operating income	8,306	7,139	3,572

Other income	1,086	3,021	2,354
Other expenses	(885)	(1,936)	(2,393)
	201	1,085	(39)
Income before income taxes and employee profit sharing	8,507	8,224	3,533

Current income taxes and employee profit sharing	2,923	2,382	533
Deferred income taxes and employee profit sharing	213	(25)	232
	3,136	2,357	765
Income before equity in earnings of subsidiaries and associated companies	5,371	5,867	2,768

Equity in earnings of subsidiaries and associated companies	797	419	238
Income before minority interest	6,168	6,286	3,006
Minority interest	(209)	(329)	(197)

Net income	$5,959	$5,957	$2,809

“These income statements, consolidated with those of the financial entities and other companies that form part of the financial group and are susceptible to consolidation, were prepared according to Accounting Principles applicable to Financial Group Holding Companies issued by the National Banking and Securities Commission according to article 30 of the Law of Financial Institutions, of general and mandatory observance, consistently applied, reflecting all of the revenues and expenses derived from the operations conducted by the Holding Company, the financial entities and the other companies that form part of the Financial Group and are susceptible to consolidation as of the date above, which were carried out and valued according to sound practices and applicable legal and administrative provisions.”

“The accompanying Consolidated Statements of Income have been approved by the Board of Directors under the accountability of the signors.”

Ing. Luis Peña Kegel	Ing. Sergio García Robles Gil
Chief Executive Officer	Managing Director - CFO

C.P. Román Martínez Méndez	Lic. Jorge Eduardo Vega Camargo	C.P.C. Nora Elia Cantú Suárez
Managing Director - Audit	Executive Director Controlling	Executive Director Accounting

The accompanying notes are part of these consolidated financial statements.

GRUPO FINANCIERO BANORTE, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Expressed in millions of Mexican pesos of purchasing power of

December 31, 2006

	Paid-in capital		Other capital:
	Common stock	Additional paid-in capital	Capital reserves	Retained earnings	Insufficiency in restated stockholders’ equity	Valuation of permanent stock investments	Net income	Total majority interest	Total minority interest	Total stockholders’ equity

Balances, January 1, 2004	$6,026	$1,790	$1,491	$12,905	$(6,147)	$(3,346)	$2,507	$15,226	$1,007	$16,233

Transactions approved by stockholders:
Issuance (repurchase of shares)		—	5	—	—	—	—	5	—	5
Transfer of prior years’ result	—	—	—	2,507	—	—	(2,507)	—	—	—
Creation of reserves as per General Stockholders’ Meeting on April 29, 2004	—	—	123	(123)	—	—	—	—	—	—
Dividend decreed as per General Stockholders’ Meeting on October 4 2004	—	—	—	(549)	—	—	—	(549)	—	(549)
Total transactions approved by stockholders	—	—	128	1,835	—	—	(2,507)	(544)	—	(544)

Comprehensive income entries:
Net income	—	—	—	—	—	—	2,809	2,809	—	2,809
Result from holding nonmonetary assets	—	—	—	—	—	(606)	—	(606)	—	(606)
Official sale of portfolio, per official letter of the CNBV No.601-II-34966	—	—	—	(278)	—	—	—	(278)	—	(278)
Write-off of foreclosed assets and creation of reserves for past-due portfolio of Arrendadora Banorte, S.A. de C.V.	—	—	—	(16)	—	—	—	(16)	—	(16)
Merger with Seguros Generali México, S.A. de C.V.	—	—	—	19	—	—	—	19	—	19
Total comprehensive income	—	—	—	(275)	—	(606)	2,809	1,928	—	1,928
Minority interest	—	—	—	—	—	—	—	—	(70)	(70)

Balances, December 31, 2004	6,026	1,790	1,619	14,465	(6,147)	(3,952)	2,809	16,610	937	17,547

Transactions approved by stockholders:
Issuance (repurchase of shares)	1	—	(18)	—	—	—	—	(17)	—	(17)
Transfer of prior years’ result	—	—	—	2,809	—	—	(2,809)	—	—	—
Creation of reserves as per General Stockholders’ Meeting on April 28, 2005	—	—	140	(140)	—	—	—	—	—	—
Dividend decreed as per General Stockholders’ Meeting on October 6, 2005	—	—	—	(664)	—	—	—	(664)	—	(664)
Increase in capital stock as per General Stockholders’ Meeting on October 6, 2005	5,554	—	—	(5,554)	—	—	—	—	—	—
Total transactions approved by stockholders	5,555	—	122	(3,549)	—	—	(2,809)	(681)	—	(681)

Comprehensive income entries:
Net income	—	—	—	—	—	—	5,957	5,957	—	5,957
Result from holding nonmonetary assets	—	—	—	—	—	(537)	—	(537)	—	(537)
Total comprehensive income	—	—	—	—	—	(537)	5,957	5,420	—	5,420
Minority interest	—	—	—	—	—	—	—	—	83	83

Balances, December 31, 2005	11,581	1,790	1,741	10,916	(6,147)	(4,489)	5,957	21,349	1,020	22,369

Transactions approved by stockholders:
Issuance (repurchase of shares)	(1)	4	27	—	—	—	—	30	—	30
Transfer of prior years’ result	—	—	—	5,957	—	—	(5,957)	—	—	—
Creation of reserves as per General Stockholders’ Meeting on April 28, 2006	—	—	294	(294)	—	—	—	—	—	—
Dividend decreed as per General Stockholders’ Meeting on October 6, 2006	—	—	—	(763)	—	—	—	(763)	—	(763)
Total transactions approved by stockholders	(1)	4	321	4,900	—	—	(5,957)	(733)	—	(733)

Comprehensive income entries:
Net income	—	—	—	—	—	—	5,959	5,959	—	5,959
Result from holding nonmonetary assets	—	—	—	—	—	(478)	—	(478)	—	(478)
Total comprehensive income	—	—	—	—	—	(478)	5,959	5,481	—	5,481
Minority interest	—	—	—	—	—	—	—	—	388	388

Balances, December 31, 2006	$11,580	$1,794	$2,062	$15,816	$(6,147)	$(4,967)	$5,959	$26,097	$1,408	$27,505

“These statements of changes in shareholder’s equity, consolidated with those of the financial entities and other companies that form part of the Financial Group and are susceptible to consolidation, were prepared according to Accounting Principles applicable to Financial Group Holding Companies issued by the National Banking and Securities Commission according to article 30 of the Law of Financial Institutions, of general and mandatory observance, consistently applied, reflecting all of the movements in equity accounts derived from the operations, conducted by the Holding Company, the financial entities and the other companies that form part of the Financial Group and are susceptible to consolidation as of the date above, which were carried out and valued according to sound practices and applicable legal and administrative provisions.”

“The accompanying Consolidated Statements of Changes in Stockholder’s Equity were approved by the Board of Directors under the accountability of the signors.”

Ing. Luis Peña Kegel	Ing. Sergio García Robles Gil	C.P. Román Martínez Méndez	Lic. Jorge Eduardo Vega Camargo	C.P.C. Nora Elia Cantú Suárez
Chief Executive Officer	Managing Director - CFO	Managing Director - Audit	Executive Director Controlling	Executive Director Accounting

The accompanying notes are part of these consolidated financial statements.

GRUPO FINANCIERO BANORTE, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Expressed in millions of Mexican pesos of purchasing power of

December 31, 2006)

	2006	2005	2004
Operating activities:
Net income	$5,959	$5,957	$2,809
Items not requiring (generating) resources:
Allowance for loan losses	1,530	1,505	1,278
Depreciation and amortization	888	988	1,148
Deferred taxes	213	(25)	232
Minority interest	209	329	197
Provisions for sundry obligations	(45)	1,942	253
Equity in earnings of associated companies and affiliates	(797)	(419)	(239)
Valuation effects on financial instruments	170	(45)	(19)
	8,127	10,232	5,659
Changes in operating assets and liabilities:
Increase in deposits	26,378	5,526	(45,987)
Increase in treasury transactions (investment securities)	(3,517)	(951)	2
Decrease in bank and other loans	(3,535)	(4,306)	(8,448)
Increase in credit asset portfolio	(251)	(1,062)	30
Increase in loan portfolio	(24,034)	(10,839)	57,565
Decrease in deferred taxes	350	331	139
Increase in securities and derivative financial instruments:	31	131	(164)
Increase (decrease) of other receivables and payables, net	(526)	842	(1,425)
Loss on sale of past-due portfolio			(277)
Creation of reserves for past-due portfolio of Arrendadora Banorte, S.A. de C.V.	—	—	(11)
Net resources used in operating activities	(5,104)	(96)	7,083

Financing activities:
Subordinated debentures	6,623	(198)	1854
Income of Generali México Compañía de Seguros, S.A. in results from prior years			18
Issuance (repurchase) of shares	30	(17)	5
Dividends paid	(763)	—	(549)
Increase of shareholders’ equity	—	(663)	—
Resources generated by (used in) financing activities	5,890	(878)	1,328

Investing activities:
Decrease (increase) in foreclosed assets	149	(74)	879
Increase in permanent stock investments	(348)	(671)	(722)
Increase (decrease) in deferred charges and credits	(4,387)	103	(442)
Acquisition of property, furniture and equipment, net of disposals	(1,327)	(177)	(678)
Write-off of foreclosed assets of Arrendadora Banorte, S.A. de C.V.	—	—	(4)
Resources used in investing activities	(5,913)	(819)	(967)
Increase (decrease) in funds available	3,000	(1,793)	7,444
Funds available at the beginning of the year	40,403	42,196	34,752

Funds available at the end of the year	$43,403	$40,403	$42,196

“These statements of changes in financial position, consolidated with those of the financial entities and other companies that form part of the Financial Group and are susceptible to consolidation, were prepared according to Accounting Principles applicable to Financial Group Holding Companies issued by the National Banking and Securities Commission according to article 30 of the Law of Financial Institutions, of general and mandatory observance, consistently applied, reflecting all of the origins and applications of cash derived from the operations conducted by the Holding Company, the financial entities and the other companies that form part of the Financial Group and are susceptible to consolidation as of the date above, which were carried out and valued according to sound practices and applicable legal and administrative dispositions.”

“The accompanying Consolidated Statements of Changes in Financial Position have been approved by the Board of Directors under the accountability of the signors.”

Ing. Luis Peña Kegel	Ing. Sergio García Robles Gil
Chief Executive Officer	Managing Director - CFO

C.P. Román Martínez Méndez	Lic. Jorge Eduardo Vega Camargo	C.P.C. Nora Elia Cantú Suárez
Managing Director - Audit	Executive Director Controlling	Executive Director Accounting

The accompanying notes are part of these consolidated financial statements.

GRUPO FINANCIERO BANORTE, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Expressed in millions of Mexican pesos of purchasing power of

December 31, 2006)

1.                            Activities and regulatory environment

Grupo Financiero Banorte, S.A. de C.V. (the “Financial Group”) is authorized by the Mexican Treasury Department (SHCP) to operate as a financial group under the form and terms established by the Mexican Financial Group Law, subject to the supervision and monitoring of the Mexican National Banking and Securities Commission (the “Commission”). Its main activities consist of acquiring and managing entities engaged in the financial services industry and supervising their activities, as defined by the previously mentioned Law. The Financial Group and its subsidiaries are regulated, depending on their activities, by the Commission, the Mexican National Insurance and Bond Commission, the Mexican National Retirement Savings Systems Commission (CONSAR), Banco de México and other applicable laws.

The main activity of the Financial Group’s subsidiaries is to carry out financial transactions that include the rendering of full-banking services, securities brokerage activities, management of retirement funds, the purchase and sale of uncollected invoices and notes, rendering of general warehousing services and providing life insurance and casualty insurance.

Per legal requirements, the Financial Group has unlimited liability for the obligations assumed and losses incurred by each of its subsidiaries.

The powers of the Commission in its capacity as regulator of financial institutions include reviewing the Financial Group’s financial information and requesting modifications to such information.

As stated in Note 28, at the Extraordinary Stockholders’ Meeting held on December 13, 2006, it was resolved, among other things, to change the Financial Group’s name from Grupo Financiero Banorte, S.A. de C.V. to Grupo Financiero Banorte, S.A.B. de C.V. due to a requirement of the Mexican securities law issued on June 28, 2006. This new law requires every company that is listed on the Bolsa Mexicana de Valores, S.A. de C.V. (“BMV” Mexican Stock Exchange) to include “Bursátil” (publicly traded) in their legal name or use the letter “B” after S.A. However, authorization of this modification is still pending approval by the SHCP, and therefore the Financial Group’s legal name will remain the same until such approval is obtained.

2.                            Significant events during the year

a)                            Merger of financial institutions

During the Extraordinary Stockholders’ Meetings held on August 17, 2006 at the Financial Group and on August 16, 2006 at Banco del Centro, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte (Bancen), the merger of Bancen and Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte (Banorte) was approved, whereby the former was the merging entity and the latter the merged entity. The merger became effective for accounting and tax purposes as of August 1, 2006.

The merger was approved by the Commission and the SHCP, who awarded its authorization by means of Document No. UBA/118/2006 dated August 24, 2006.

The merger agreements were inscribed in the Public Register of Property and Commerce on August 28, 2006 and immediately went into effect.

b)                           Acquisition of INB Financial Corporation

In November 2006, Banorte, through its subsidiary Banorte USA Corporation —an entity constituted in the United States of America, completed the purchase of 70% of the stockholders’ equity representative shares of INB Financial Corporation, which in turn is the holder of Inter National Bank (INB), a banking institution based in Texas. This transaction was approved by the SHCP in Mexico and the Federal Reserve Board in the United States.

Banorte paid USD 259 million for this acquisition with its own funds, and has the option to purchase the remaining 30% of the INB Financial Corporation shares.

As of December 31, 2006, INB’s total assets are USD 1,472 million, deposits total USD 1,363 million, securities investments are USD 352 million, and it has a total loan portfolio of USD 788 million.

The purchase generated a goodwill for $2,267 and other intangible assets for $154, which are included as “Other assets, deferred charges and intangibles” in the general balance sheet. On the other hand, Banorte is committed to exercise the purchase option for the remaining 30% of the INB capital, which will take place as soon as some of the other conditions defined in the purchase-sale contract are met, and consequently acknowledged, in accordance with the opinion issued by the Commission, a contingent liability that corresponded with an increase of $1,208 in goodwill. This liability will valued applying a formula agreed to by both parties.

c)                            Issuance of subordinated debentures

The General Extraordinary Shareholders’ Meeting, held on October 2, 2006 at Banorte, approved the constitution of two collective credits by two issuances of Subordinate Debentures, one preferred and the other non-preferred, not susceptible to conversion into stockholders’ equity representative securities, for a sum of USD 600 million, with a 10-year and 15-year term, respectively. Interest will be paid twice a year and capital amortization will be at the end of the 10-year and 15-year terms, respectively. The funds generated by placing the subordinate securities will be used for general corporate purposes.

On October 13, 2006, the final placement of the aforementioned subordinate debenture issuances was completed as follows:

•                               A principal sum of USD 200 million in non-preferred subordinate debentures to mature in 2021, with a 6.826% interest rate.

•                               A principal sum of USD 400 million in preferred subordinate debentures to mature in 2016, with a 6.135% interest rate.

d)                           UMS bond securitization

In keeping with a modification in its investment strategy, Banorte, during the first quarter of 2006, reclassified its position of UMS bonds in “Securities held to maturity” to “Available securities” for an amount of $7,505. Derived from this reclassification, $67 was acknowledged in the Financial Group’s stockholders’ equity as a result of the market valuation of available securities according to the Commission’s B-2 criterion.

On the other hand, derived from the transfer of securities between the aforementioned categories, an internal reclassification was made of the Derived Financial Instruments that covered said position, made up of 32 Cross Currency Swaps instruments that changed from a variable exposition with interest rates denominated in Mexican pesos to a fixed exposition in US dollar interest rates. The reclassification consisted of a change of category between instruments, from “Coverage of securities held to maturity” to “Coverage of available securities”.

Later, Banorte sold part of its position in UMS bonds to a trust for $4,910 so that the trust would issue Stock Certificates to be placed through public offering. The securities valuation effect at the time of the sale was a $12 loss originated by canceling its valuation in capital and acknowledging the capital loss in the period from its purpose reclassification.

The UMS securities sale originated the liquidation of the coverage swaps position that was maintained to cover investment risk exposure. The effect generated a $169 profit that was recognized as part of the trading result.

Banorte described this operation as a sale, as per an opinion issued by the Commission, which confirms this type of transaction as a sale providing that the Stock Certificates repurchased by the Financial Group are placed through securities repurchase agreement operations. If said certificated had not been placed in a securities repurchase agreement, the transaction would have been considered as a loan with collateral.

e)                            Mortgage loan securitization

In December 2006 Banorte securitized the mortgage loan portfolio with the support of the Federal Mortgage Agency [Sociedad Hipotecaria Federal — (SHF)]. Through this operation mortgage-supported bonds for $2,068 in two series were issued under an authorized program for up to $10,000, that Banorte registered to exercise in the following 5 years. S&P, Fitch and Moodys gave this structure the highest possible rating, AAA.

This transaction generated a reduction in the performing loans for $2,068, and cash in the amount of $2,048 and $20 rights on the trust were received. The operation was registered under “Securities investments” under “Available securities”, valued in conformity with the Commission criteria.

f)                              Mortgage loan portfolio transferred to FOVISSSTE

In November 2006, Banorte addressed the requirement submitted by the Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado and granted to its decentralized agency Fondo de Vivienda del ISSSTE (FOVISSSTE) the creditor’s rights and active tenure of its respective mortgage guaranty over the 37,124 loans granted to its affiliates.

The effect in Banorte’s financial statements shows up as a $2,677 reduction in mortgage loans, complemented by the cancellation of $2,040 in liabilities generated from funding said portfolio.

3.                            Basis of presentation

Explanation for translation into English - The accompanying consolidated financial statements have been translated from Spanish into English for the convenience of users.  These consolidated financial statements are presented on the basis of accounting practices prescribed by the Commission. Certain accounting practices applied by the Institution may not conform to accounting principles generally accepted in the country of use.

Consolidation of financial statements - The accompanying consolidated financial statements include those of the Financial Group and its subsidiaries mentioned below.

All significant intercompany balances and transactions have been eliminated in consolidation.

As of December 31, 2006 and 2005, the Financial Group’s consolidated subsidiaries and its ownership percentage is as follows:

	2006	2005

Banco Mercantil del Norte, S.A.	97.06%	96.11%
Banco del Centro, S.A.	—	99.99%
Casa de Bolsa Banorte, S.A. de C.V.	99.99%	99.99%
Arrendadora Banorte, S.A. de C.V.	99.99%	99.99%
Factor Banorte, S.A. de C.V.	99.99%	99.99%
Almacenadora Banorte, S.A. de C.V.	99.99%	99.99%
Créditos Pronegocio, S.A. de C.V.	99.99%	99.99%

Conversion of financial statements of Banorte USA, Corporation and subsidiaries (foreign subsidiary) - To consolidate the financial statements of the foreign subsidiary operating independently of Banorte, the same accounting policies are applied, and the monetary assets and liabilities as well as revenue and expenses in the earnings statement are converted at the exchange rate of the close, whereas the shareholders’ equity is converted at the historical exchange rate of the date when transactions and contributions were made. The resulting figures are updated applying factors derived from the General Index of Consumer Prices of the country of origin. The conversion effects are presented in the stockholders’ equity.

4.                            New accounting principles

On September 15, 2006, the Federal Gazette of the Federation published the modifications or changes to the accounting practices established by the Commission for credit institutions, and which became effective as of January 1, 2007. These provisions dictate that the holding companies shall follow the accounting guidelines of the Financial Reporting Standards (NIF) issued by the Mexican Board for Research and Development of Financial Information Standards (CINIF), except when the Commission determines that it is necessary to apply a specific rule or accounting criterion considering that credit institutions perform specialized transactions.

Some of the main modifications are:

•                  Companies that are not part of the financial system are included for financial statement consolidation.

•                  Foreclosed assets should be considered as non-monetary items and should, therefore, be updated for inflation as of January 1, 2007 without acknowledging the cumulative effects.

•                  Without exception, all derivative financial instruments should be recorded at fair value.

NIF C-10 “Derivative financial instruments and hedging activities”, that establishes the obligation of setting the market value for all derivatives, including hedging activities, will be applied to operations with derivative financial instruments. It established the requirements for hedging, among which is the obligation to follow up on their effectiveness. The effects of the initial implementation of these criteria will be acknowledged in assets (patrimony).

•                  The preventive estimates for loan risks that have exceeded the amount required to rate the loan will be cancelled on the date of the following quarterly rating against the period earnings.

•                  Previously punished loan recoveries will be recognized directly in the results (earnings).

•                  The recoveries made one the collection rights over the loan portfolios will be applied to accounts receivable until the balance is zero. Supluss recoveries will be recognized directly in the results (earnings).

•                  The fees charged for the initial granting of loans will be recorded as a differed credit, which will be amortized as per the straight line method during the loan’s term.

5.                            Main accounting policies

The significant accounting policies of the Financial Group are in conformity with practices prescribed by the Commission’s accounting circulars, and other general and specific purpose official letters issued for such purposes, which require management to make certain estimates and use certain assumptions to determine the valuation of certain items included in the consolidated financial statements and make the required disclosures therein. Even though they may differ in their final effect, the management considers the estimates and assumptions were adequate under the circumstances.

The significant accounting policies followed by the Financial Group are described below:

Recognition of the effects of inflation in financial information - The Financial Group restates its consolidated financial statements to Mexican peso purchasing power of the most recent balance sheet date presented thereby acknowledging inflation effects.   Accordingly, the consolidated financial statements of the prior year, that are presented for comparative purposes, have also been restated to Mexican pesos of the same purchasing power and, therefore, differ from those originally reported in the prior year.  Consequently, the figures in the financial statements are comparable with each other and with the previous year as they are all expressed in the same currency.

To recognize the effects of inflation in terms of purchasing power of the most recent balance sheet presented, the following procedures are applied:

To the balance sheet accounts -

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

Investments in shares are valued based on the equity method as a specific cost. The difference between the restatement of the balance at the beginning of the period using the restatement factor derived from the value of the UDI and the increase or decrease from the equity in earnings is reflected as a result from holding non-monetary assets.

Contributed capital and retained earnings, as well as other non-monetary items, are restated using a factor derived the value of the UDI from the date of contribution or when earned.  Contributed and earned capital is restated taking May 1992 as the base month for restatement.

To the accounts of the statement of income -

Revenues and expenses that affect or are derived from a monetary item (funds available, financial instruments, loan portfolio, deposits, etc.), and those derived from current operations (commissions, tariffs and administrative and promotional expenses) are restated from the month in which they occur to the most recent balance sheet presented, using a factor derived from the value of the UDI.

Depreciation for the year is calculated on restated values based on the estimated useful lives determined by independent appraisers.

Monetary position result, which represents the erosion of purchasing power of monetary items caused by inflation, is calculated by applying the inflation factor derived from the value of the UDI to the monthly net monetary liability (asset) average and is restated using the factor discussed above at the most recent balance sheet presented.

To the accounts of the statements of changes in financial position

The statement of changes in financial position presents the changes in constant pesos, starting from the financial position of the previous balance sheet presented, restated to pesos at the most recent balance sheet presented.

Comprehensive income - Represents changes in stockholders’ equity during the year, for concepts other than distributions and activity in contributed common stock, and is comprised of the net income of the year, plus other comprehensive income (loss) items of the same period, which are presented directly in stockholders’ equity without affecting the consolidated statements of income, in accordance with the accounting practices established by the Commission.  In 2006 and 2005, other comprehensive income items are represented by the insufficiency in the restatement of stockholders’ equity, the result from valuation of securities available for sale, the creation of reserved for foreclosed assets, the cancellation of deferred taxes of the shared loss reserve and the conversion effects of foreign entities.

Cash and cash equivalents - Funds available are stated at nominal value. Coins or foreign currencies are stated at fair value based on exchange rates at the most recent balance sheet date presented.   Funds available in foreign currency are valued at the exchange rate published by Banco de México at the most recent balance sheet date presented.

Trading securities - Trading securities represent debt instruments and equity securities owned by the Financial Group, from which it intends to obtain profits by participating in the market.   They are stated at fair value, which is determined by the price vendor contracted by the Financial Group, in conformity with the following guidelines:

Debt securities-

•                  Applying market values

•                  If the market value cannot be obtained from a reliable source or it is not representative, the market prices of similar instruments or prices calculated based on formal valuation techniques are used.

•                  When the fair value of the securities cannot be determined, they are recorded at the most recent fair value or acquisition cost, recording accrued interest and, if applicable, the necessary adjustments to state the securities’ decrease in value.

Listed securities-

•                  Applying market values

•                  If the market value cannot be obtained from a reliable source or it is not representative, the fair value will be determined based on the equity method of accounting described in Bulletin B-8, Consolidated and Combined Financial Statements and Permanent Stock Investments, or, in rare cases, based on the acquisition cost restated by a factor derived for the value of UDI.

•                  When the fair value of the securities cannot be determined, these will be stated at the last fair value determined or at the acquisition cost, which should be adjusted to it net trading value.

The increase or decrease of these securities’ valuation will be stated in the results (earnings).

Available-for-sale securities - Available-for-sale securities are debt or equity securities acquired for a purpose other than obtaining profits from trading them in the market or holding them to maturity. They are valued in the same way as trading securities, with unrealized gains and losses recognized in stockholders’ equity, net of their monetary position result. The monetary position result generated by the acquisition cost of these securities is recorded in results of the year.

Held-to-maturity securities - Held-to-maturity securities consist of debt instruments whose payments can be determined and with known maturities exceeding 90 days, which are acquired with the intent to hold them to maturity.  They are initially recorded at acquisition cost and include accrued interest. Accrued interest is recorded in the statement of income using the straight-line method.

If sufficient evidence exists that a security represents a high credit risk and/or its estimated value decreases, the book value could be modified based on the net realizable value determined by using formal valuation techniques, with a charge to results recorded in the year of the write-down.

Transfers of securities within these categories must be approved by the Commission.

Repurchase agreements - Represent the temporary purchase or sale of certain financial instruments in exchange for an established premium with the obligation to resell or repurchase such securities in the future.

When the Financial Group acts as the vendor of securities, the net position represents the difference between the fair value of the securities covered by the repurchase agreement (asset position) which, in turn, represents the securities to be received through the transaction, valued according to the investment valuation methods established for trading securities, and at the present value of the price at maturity (liability position).

When the Financial Group acts as the purchaser of securities, the net position represents the difference between the present value of the price at maturity (asset position) and the fair value of the securities received under the repurchase agreement (liability position) are valued according to the method discussed in the preceding paragraph.

The debit or credit balance resulting from transactions involving repurchase agreements is presented under assets or liabilities in the consolidated balance sheet under the heading “Securities and derivative financial instruments”.

For repurchase transactions entered into for periods exceeding three business days, a guarantee must be provided to mitigate market and counterparty risks. Guarantees received for repurchase transactions not involving the transfer of ownership are recognized in memoranda accounts and are considered as restricted assets.

Derivative financial instruments - The Financial Group is authorized to perform two types of transactions involving derivative financial instruments:

•                              Transactions to hedge the Financial Group’s exposed position - Such transactions involve purchasing or selling derivative financial instruments to mitigate the risk resulting from a given transaction or group transactions.

•                              Transactions entered into for trading purposes - The Financial Group enters into such transactions as a market participant for reasons other than to hedge its exposed position.

For hedging transactions, offsetting asset and liability positions and the deferred charge or credit are presented net of the primary position being hedged, while transactions entered into for trading purposes are recorded as separate assets or liabilities.

When entering into transactions involving derivative financial instruments, the Financial Group’s internal policies and procedures require an assessment and risk exposure regarding the financial institution acting as the counterparty to the transaction and that it be authorized by the Bank of Mexico to enter into this type of transaction. Before entering into these types of transactions with corporate customers, a precautionary credit line must be granted by the Credit Risk Committee or liquid guarantees given through a securitized collateral contract. Transactions entered into with medium and small sized companies and individuals provide for liquid guarantees established in securitized collateral contracts.

The recognition or cancellation of assets and/or liabilities derived from transactions involving derivative financial instruments occurs when these transactions are entered into to, regardless of the respective settlement or delivery date of the goods.

Forward and futures contracts-

The balance of these transactions entered into for trading purposes represents the difference between the fair value of the contract and the established “forward” price. Asset and liability positions are individually offset; a resulting debit balance is presented as an asset under the “Derivative financial instruments” heading, while a credit balance is presented as a liability under the same heading.

Option contracts-

The balance of these transactions entered into for trading purposes is stated at fair value and recorded as an asset or liability under the “Derivative financial instruments” heading.

These instruments are stated at their fair value with changes in their fair value recognized in results of operations.

Swaps-

The balance of these transactions entered into for trading purposes represents the difference between the fair value of the asset and liability positions.  Balances are presented as assets or liabilities under the “Derivative financial instruments” heading.

Loss sharing with the Bank Savings Protection Fund (FOBAPROA) - As discussed in Note 12, according to the regulations established by the Commission, the Financial Group fully recognizes the shared losses generated by its participation in FOBAPROA loan portfolio cash flows.

During 2006 and 2005, the Financial Group recognized reserves in its results of operations of $31 and $82, respectively, for the shared loss and incentive arrangements derived from its participation in FOBAPROA portfolio cash flows.

Loan portfolio - Represents the balance of amounts effectively granted to borrowers plus uncollected accrued interest minus prepaid interest received. The allowance for loan losses from credit risks is presented by deducting the balance from the loan portfolio.

The unpaid loan balance is classified in the past-due portfolio as follows:

•                                Single payment loans upon the maturity of principal and interest, 30 calendar days after maturity.

•                                Loans involving a single principal payment upon maturity, but with periodic interest payments, total principal and interest payment 30 and 90 calendar days after maturity, respectively.

•                                Loans for which the payment of principal and interest is agreed based on partial periodic payments, 90 calendar days after the first payment is due.

•                                In the case of revolving loans, whenever payment is outstanding for two billing periods or 60 or more days have elapsed following maturity.

•                                Overdrawn customer checking accounts are considered as part of the past-due portfolio when such situations arise.

Interest is recognized and accrued into income as it is earned. The accrual of interest income is suspended when loans are transferred to the past-due portfolio.

Loan commissions are recognized as income when collected.

Restructured past-due loans are not considered in the current portfolio until evidence of sustained payment is obtained; this occurs when financial institutions receive three timely consecutive payments, or a payment is received for periods exceeding 60 days.

Renewed loans in which the borrower has not paid on time or when the accrued interest balance equals at least 25% of the original loan amount are considered past-due until evidence of sustained payment is obtained.

Accrued interest during the period in which the loan was included in the past-due portfolio is recognized as income when collected.

Allowance for loan losses

Application of new portfolio classification provisions –

The loan portfolio is classified according to the rules issued by the SHCP and the methodology established by the Commission. Internal methodologies may be used providing they are authorized by the Commission.

In the case of consumer and mortgage loans, the Financial Group applies the general provisions applicable to financial institutions in classifying the loan portfolio as issued by the Commission on December 2, 2005 and the internal methodology authorized by the Commission for classifying commercial loans.

The Provisions also establish general methodologies for the classification and calculation of allowances for each type of loan, while also permitting financial institutions to classify and calculate allowances based on internal methodologies, when previously approved by the Commission.

As of June 2001, the Financial Group has the Commission’s approval to apply its own methodology, called Internal Risk Classification (CIR Banorte) to commercial loans equal to or greater than 900 thousand UDIS in order to classify the debtor. Loan classification and reserve allowance are determined based on the rules set by the Commission. This methodology is explained later in this note.

•                                The commercial loan portfolio classification procedure requires that financial institutions apply the established methodology (general or internal) based on quarterly information for the periods ending in March, June, September and December of each year, while also recording the allowances determined at the close of each period in their financial statements. Furthermore, during the month following each quarterly close, financial institutions must apply the respective classification to any loan utilized at the close of the immediately preceding quarter, based on the outstanding balance in effect on the last day of the aforementioned months. Similarly, the recovery of loan portfolio amounts that have been previously written-off must be applied to the allowance for loan losses instead of to results of the year.

•                                Derived from the acquisition of INB, the Financial Group applied INB’s loan classification methodologies confirming the risk degrees and adjusting the allowance for loan losses, derived from applying such methodologies.

As of December 14, 2006, the Commission issued Document No. 111-1/524348/2006, which renews for a two-year period, as of December 1, 2006, the authorization for such internal loan classification methodology.

Commercial loans equal to or greater than 900 thousand UDIS are classified according to the following criteria:

•                                Debtor’s credit quality.

•                                The loans, in relation with the value of the guarantees or the value of the assets in trusts or in programs commonly known as “structured”, as applicable.

The commercial loan segment includes loans granted to business groups and corporations, state and municipal governments and their decentralized agencies, as well as financing to companies of the financial sector.

The Financial Group applied the internal risk classification methodology, CIR Banorte, authorized by the

Commission to rate the debtor, except in financing granted to state and municipal governments and their decentralized agencies, loans intended for investment projects with their own source of payment and financing granted to trustees that act under trusts and loan programs commonly known as “structured” in which the affected assets allow for an individual risk evaluation associated with the scheme, for which the Financial Group applied the procedure established by the Commission.

When evaluating a debtor’s credit quality utilizing the CIR Banorte method, the following risks and payment experiences are classified specifically and independently:

Risk criteria	Risk factors
1. Financial risk	1. Financial structure and payment capability
2. Financing sources
3. Management and decision-making
4. Quality and timeliness of financial information
2. Industry risk	5. Position and market in which debtor participates
- Target markets
- Risk acceptance criteria
3. Borrower’s experience	6. Borrower’s experience
4. Country risk	7. Country risk

Each of the risk factors is analyzed using descriptive evaluation tables, the result of which indicates the borrower’s rating. This, in turn, is homologated with the risk designation established by the Commission.

CIR Banorte	Risk level description	Commission classification equivalent

1	Substantially risk free	A1
2	Below minimal risk
3	Minimum risk	A2
4	Low risk	B1
5	Moderate risk	B2
6	Average risk	B3
7	Risk requiring management attention	C1
8	Potential partial loss	C2
9	High loss percentage	D
10	Total loss	E

For the commercial loans under 900 thousand UDIS, loans to state and municipal governments and their decentralized agencies, mortgage loans and consumer loans, the Financial Group applied the general provisions applicable to financial institutions for classifying the loan portfolio as issued by the Commission.

Credit asset portfolio - The loan portfolio acquired is comprised of the acquisition cost of different loan packages acquired by the Financial Group; i.e., amounts effectively paid by the Financial Group to obtain rights to the cash flows generated by these portfolios.

Furthermore, during the first three months following its acquisition of loan portfolios, the Financial Group capitalizes the respective interest and monetary results derived from financing contracted to acquire such portfolio packages.

On November 12, 2004, the Commission issued Document No. DGSIF “A” -601-II-96066, which establishes the accounting treatment applicable to portfolio acquisitions and loan settlements through payments in kind and/or the awarding of acquired portfolio goods.

Consequently, as the Commission and the CINIF have not issued a specific accounting standard, and based on the supplemental procedures established by the Commission’s accounting circular A-3, Supplemental

Application of Accounting Treatments, the accounting treatment applicable to portfolio acquisitions is Statement of Position (“SOP”) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer, issued by the American Institute of Certified Public Accountants (“AICPA”).

These standards establish that the proper treatment to be applied is a collection right, so the transferred loan should be recorded at the sale price.

The Financial Group’s management has the policy of amortizing portfolio investments made prior to December 15, 2004, within a maximum eight-year period as of the original acquisition date.

Furthermore, portfolio investments acquired after December 15, 2004, are amortized within a period not exceeding seven years in the case of mortgage loans, or five years for commercial loans.

Other accounts receivable and payable - Amounts involving the sundry debtors of the Financial Group that are not recovered within 60 or 90 days following their initial recognition (depending on whether the balances are identified or not), are included in the allowance for loan losses, regardless of their likelihood of recovery.

The balances of asset and liability settlement accounts represent transactions involving the sale and purchase of currency and securities, which are recorded when entered into and settled within 48 hours.

Impairment of the value of long-lived assets and their disposal - The Financial Group has established guidelines to identify and, if applicable, record losses derived from the impairment or decrease in value of long-lived, tangible or intangible assets, including goodwill. The Financial Group’s management did not identify any indicators that impairment exists.

Foreclosed property or property received as payments in kind, net - Foreclosed property or property received as payments in kind are recorded at the lower of their net realizable value or cost. Cost is determined as the forced-sales value determined by the judge upon foreclosure or, in the case of payments in kind, the price agreed between the parties involved.

If the book value of the loan exceeds that of the foreclosed property, the difference is recognized by canceling the allowance for loan losses when such assets are awarded. If the book value of the loan is lower than the value of the foreclosed property, the latter must be adjusted to match the loan’s book value.

The book value must only be modified when there is evidence that the net realizable value is lower than the recorded book value.  The adjustments resulting from these estimates are applied to the results of the year as they arise.

When recognizing the effects of inflation in financial information, foreclosed property is considered to be a monetary item.

The provisions applicable to the new valuation methodology for the allowance for loan losses mentioned above, define the valuation methodology for reserves related to either foreclosed property or those assets received as payment in kind, establishing that additional quarterly provisions must be created to recognize the potential decrease in value over time of property awarded under legal proceedings, out-of-court or received as payment in kind and the investments in securities received as foreclosed goods or payment in kind, based on the following procedure:

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

The amount of the reserves to be created will be the result of applying the reserve percentage determined under the preceding table to the value of collection rights or real property foreclosed or received as payment in kind or awarded, based on the accounting criteria.

II.                           Investments in securities must be valued in accordance with the provisions of the Commission’s accounting circular B-2, Investments in Securities, using annual audited financial statements and monthly reports of the entity in which the investment is held.

Following the valuation of foreclosed assets or those received as payment in kind, the reserves resulting from applying the percentages established in the table of Section I above to the estimated value, must be created.

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

The amount of the reserves to be created will be the result of applying the reserve percentage determined under the preceding table to the awarding value of the property based on the accounting criteria. Furthermore, when problems are identified regarding the realization of the value of the foreclosed property, the Financial Group records additional reserves based on management’s best estimates.

If appraisals subsequent to the foreclosure or payment in kind result in the recording of a decrease in the value of the collection rights, securities, personal or real property, the reserve percentages contained in the preceding table can be applied to the adjusted value.

In conformity with the accounting practices established by the Commission, the initial effect of recognizing these reserves, net of the tax effects, was charged to the “results of prior years” account, in stockholders’ equity. During 2006, the Commission ordered the Financial Group the initial recognition of the reserve to lower the value of foreclosed assets promised for sale in the amount of $58.

Property, furniture and fixtures - Are recorded at acquisition cost, restated as explained earlier in this Note.

Depreciation is calculated using the straight-line method based on the useful lives of the assets as estimated by Financial Group’s management.

Permanent stock investments - The Financial Group recognizes its unconsolidated investments in subsidiaries and associated companies using the equity method, based on the book values shown in the most recent financial statements of such entities.

Income taxes, tax on assets and employee statutory profit-sharing - Provisions for income taxes (ISR) and employee statutory profit-sharing (PTU) are recorded in the results of the year in which they are incurred.

Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the accounting and tax bases of assets and liabilities plus any future benefits from tax loss carryforwards.

The net effect of the aforementioned items is presented in the consolidated balance sheet under the “Deferred taxes, net” heading.

Paid deferred asset tax that is expected to be recovered is recorded as an advance on income tax and is presented in the general balance sheet under “Other receivables, net”.

Intangible assets - Are recognized in the consolidated balance sheet provided they are identifiable and generate future economic benefits that are controlled by the Financial Group. Intangible assets with indefinite lives are amortized systematically over the period expected to receive benefits.  The value of these assets is subject to annual impairment tests.

Goodwill - Goodwill originated from a surplus in the cost over the subsidiaries’ accounting value on the date of acquisition, was evaluated as per the provisions of NIF C-15 “Impairment of long—lived assets and their disposal”, subject to the annual impairment tests. No impairment to goodwill value was detected in 2006.

Deposits - Liabilities derived from deposits, including promissory notes with liquid yields upon maturity, are recorded at their procurement or placement cost plus accrued interest, determined according to the number of days elapsed at each monthly close and charged to results as incurred.

Provisions - Are recognized when the Financial Group has a current obligation that results from a past event, are probable to result in the use of economic resources and can be reasonably estimated.

Employee retirement obligations - According to Mexican Federal Labor Law, the Financial Group has obligations derived from severance payments and seniority premiums payable to employees that cease to render their services under certain circumstances.

The Financial Group records a liability for both seniority premiums and medical services after retirement, which are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates as established by Bulletin D-3, Labor Obligations.

Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company’s current employees, as well as the obligation related to retired personnel.

As of January 1, 2005, the Financial Group adopted the new provision of NIF D-3, related to recognition of the liability for severance payments at the end of the work relationship for reasons other than restructuring, which is recorded using the projected unit credit method based on calculations by independent actuaries.

Foreign currency transactions - Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate published by Banco de México in effect at the balance sheet date.  Exchange fluctuations are recorded in the results of operations.

Interest from outstanding subordinated debentures - Accrued interest from outstanding subordinated debentures is recognized as it is accrued and translated according to the exchange rate in effect at each balance sheet date.

Excess (or insufficiency) in restated stockholders’ equity - Represents the accumulated monetary position result through the initial restatement.

Contributed capital restatement effects - Contributed and earned capital is restated by using a factor derived from the UDI.

Transfer of financial assets - In those transactions where the Financial Group can act as the assignor or assignee, as applicable, possession of financial assets is obtained such that the ownership of such assets may or may not be transferred.  Transactions involving the transfer of ownership of financial assets establish that the assignor has effectively lost control of the assets being transferred, with the related effects subsequently recognized in the financial statements.

Securitization - Through this type of transaction, the Financial Group seeks to sell and transfer certain financial assets to a securitization vehicle, which in turn issues securities for sale to public investors representing rights to the yields or proceeds derived from the sale of the transferred assets.  The Financial Group as the assignor can receive cash, securities or derivative financial instruments as payment.

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

6.                            Cash and cash equivalents

As of December 31, 2006 and 2005, this line item was composed as follows:

			US dollars
	Mexican pesos		converted to MXP		Total
	2006	2005	2006	2005	2006	2005
Cash	$6,554	$5,202	$711	$622	$7,265	$5,824
Deposits with foreign credit institutions	—	—	6,806	4,666	6,806	4,666
Domestic banks	328	210	—	8	328	218
Deposits with Banco de México	25,771	26,853	7	2	25,778	26,855
Call money	368	1,563	—	—	368	1,563
Other deposits and available funds	2,858	1,277	—	—	2,858	1,277
	$35,879	$35,105	$7,524	$5,298	$43,403	$40,403

On November 25, 2005, Telefax Circular 22/2005 issued by Banco de México became effective, eliminating monetary regulation deposits established according to applicable provisions at that date, which were intended to regulate money market liquidity surpluses.  Furthermore, the Circular established a new monetary regulation deposit for all financial institutions for an unlimited period, on which interest is payable every 28 days and is accrued beginning on December 5, 2005, the date of the first deposit. As of December 31, 2006 and 2005, the Financial Group had made monetary regulation deposits of $25,771 and $26,853, respectively.

As of December 31, 2006 and 2005, the total sum of restricted cash and cash equivalents is $28,532 and $27,923, respectively.

7.                            Investments in securities:

a)                            Trading securities - As of December 31, 2006 and 2005, trading securities are as follows:

	2006				2005
	Acquisition cost	Accrued interest	Valuation increase (decrease)	Book value	Book value
Government bonds	$(440)	$—	$1	$(439)	$—
Government CBIC	23	4	—	27	—
CETES	(127)	1	—	(126)	934
Bank securities	15,004	118	(4)	15,118	6,002
Commercial paper	371	—	11	382	1,942
Saving Protection Bonds (BPAS)	(730)	—	1	(729)	125
Treasury bonds	54	—	—	54	—
UMS	(23)	—	—	(23)	—
Securitization certificates	624	5	12	641	328
BREMS	50	—	—	50	1
Shares listed in the International Quotation System (SIC)	2	—	—	2	8
Futures guarantees	1	—	—	1	1
Investment funds	57	—	—	57	27
Hedging swaps	—	—	—	—	1
	$14,866	$128	$21	$15,015	$9,369

During 2006 and 2005, the Financial Group recognized a valuation effect for the net amount of $17 and $(12), respectively, in the results of operations related to its trading securities.

As of December 31, 2006, these investments mature as follows (stated at their acquisition cost):

	From 1 to 179 days	From 6 to 12 months	From 1 to 2 years	More than 2 years	Total

Government bonds	$(441)	$—	$—	$1	$(440)
Government CBIC	23	—	—	—	23
CETES	(127)	—	—	—	(127)
Bank securities	14,898	—	—	106	15,004
Commercial paper	371				371
BPAS	(730)	—	—	—	(730)
Treasury bonds	—	—	—	54	54
UMS	—	—	—	(23)	(23)
Securitization certificates	460	—	—	164	624
BREMS	—	50	—	—	50
Futures guarantees	1	—	—	—	1
SIC	2	—	—	—	2
Investment funds	57	—	—	—	57

	$14,514	$50	$—	$302	$14,866

b)                           Available-for-sale securities - As of December 31, 2006 and 2005, available-for-sale securities were as follows:

	2006				2005
	Acquisition cost	Accrued interest	Valuation increase (decrease)	Book value	Book value
U.S. Government bonds	$3,879	$15	$(80)	$3,814	$—
UMS	1,649	70	52	1,771	—
Treasury bonds	218	1	(3)	216	—
Bonds	68	—	—	68	—
Structured notes	108	—	—	108	—
Subordinated securities	21	—	—	21	—
Bank securities	805	13	(19)	799	112
CYDSA, S.A. de C.V. shares	19	—	19	38	29
Hedging swaps	(452)	(47)	(82)	(581)	—

	$6,315	$52	$(113)	$6,254	$141

During December 2006, the Financial Group cancelled, directly to retained earnings, the monetary position result and result of restatement from prior years of $112 related to the valuation generated by available-for-sale securities.

c)                            Held-to-maturity securities - As of December 31, 2006 and 2005, held-to-maturity securities were as follows:

Medium and long-term debt instruments:

	2006			2005
	Acquisition cost	Accrued interest	Book value	Book value

Government bonds- support program for Special Federal Treasury Certificates	$606	$7	$613	$604
Fiduciary rights	9	—	9	26
UMS	—	—	—	9,137
U.S. Government bonds	10	—	10	—
PEMEX bonds	3,964	39	4,003	4,089
Strip and MYRA bonds	59	—	59	127
Hedging swaps	(268)	(23)	(291)	(1,168)

	$4,380	$23	$4,403	$12,815

As of December 31, 2006, these investments mature as follows:

	From 1 to 179 days	From 6 to 12 months	From 1 to 2 years	More than 2 years	Total acquisition cost

Government bonds- support program for Special Federal Treasury Certificates	$—	$—	$—	$606	$606
Fiduciary rights	—	—	—	9	9
US Government bonds	—	—	—	10	10
PEMEX bonds	—	—	—	3,964	3,964
Strip and Myra bonds	—	—	—	59	59
Hedging swaps	(15)	—	(38)	(215)	(268)

	$(15)	$—	$(38)	$4,433	$4,380

8.                          Transactions involving securities and derivative financial instruments:

As of December 31, 2006 and 2005, transactions involving securities and derivative financial instruments were as follows:

a.                           Debtor and creditor balances derived from repurchase transactions -

•                                Acting as seller of securities:

	2006				2005
	Asset position	Liability position			Asset position	Liability position
Instrument	Value of securities receivable	Creditor repurchase agreement	Debit difference	Credit difference	Value of securities receivable	Creditor repurchase agreement	Debit difference	Credit difference

CETES	$3,507	$3,507	$—	$—	$1,115	$1,115	$—	$—
Development bonds	850	850	—	—	—	—	—	—
Bonds 182	107	107	—	—	450	449	1	—
Bonds IPAB	18,667	18,667	2	2	46,537	46,616	8	87
Quarterly IPAB bonds	120,497	120,586	12	101	76,081	76,221	45	185
Semiannual IPAB bonds	535	536	—	1	1,031	1,041	—	10
BREMS	2,105	2,104	1	—	38,622	38,623	3	4
5-year bonds	3,167	3,167	—	—	8,592	8,596	—	4
7-year bonds	148	148	—	—	3	3	—	—
10-year bonds	4,060	4,067	1	8	4,096	4,098	2	4
20-year bonds	17,520	17,529	1	10	123	122	1	—
PACFARAC	300	300	—	—	—	—	—	—
UDIBONOS	370	370
10-year UDIBONDS	74	74	—	—	15	15	—	—
Government securities	171,907	172,012	17	122	176,665	176,899	60	294

Promissory notes	4,797	4,798	—	1	3,848	3,848	—	—
CEDES	11,170	11,248	—	78	14,464	14,471	1	8
Bank acceptances	5	5	—	—	8	8	—	—
Bank securities	15,972	16,051	—	79	18,320	18,327	1	8

Private paper	4,814	4,839	—	25	25,550	25,565	1	16
CEBUR government	3,019	3,018	1	—	3,745	3,745	—	—
CEBUR Bank	2,380	2,382	—	2	25,529	25,546	1	18
Securitization certificates	279	279	—	—	—	—	—	—
Private securities	10,492	10,518	1	27	54,824	54,856	2	34
	$198,371	$198,581	$18	$228	$249,809	$250,082	$63	$336

With the Financial Group acting as the vendor, accrued premiums were charged to the results of operations in the amount of $15,175 ($18,459 in 2005).

During 2006 and 2005, the period of repurchase transactions entered into by the Financial Group in its capacity as vendor ranged from 3 to 91 days.

•                                Acting as securities purchaser:

	2006				2005
	Liability position	Asset position			Liability position	Asset position
Instrument	Value of securities receivable	Repurchase agreement from debtors	Debit difference	Credit difference	Value of securities receivable	Repurchase agreement from debtors	Debit difference	Credit difference

CETES	$1,448	$1,448	$—	$—	$677	$677	$—	$—
Development bonds	850	850	—	—	—	—	—	—
Bonds 182	—	—	—	—	445	445	—	—
Bonds IPAB	500	500	—	—	9,362	9,315	48	1
Quarterly IPAB bonds	6,622	6,622	5	5	12,632	12,609	25	2
Semiannual IPAB bonds	—	—	—	—	418	418	—	—
BREMS	2,074	2,075	—	1	8,978	8,978	—
5-year bonds	3,160	3,161	—	1	8,545	8,546	5	6
7-year bonds	145	145	—	—	—	—	—	—
10-year bonds	6	6	—	—	2,335	2,331	4	—
20-year bonds	527	527	—	—	109	109	—	—
UDIBONOS	370	370
PICFARAC	300	300	—	—	—	—	—	—
Government securities	16,002	16,004	5	7	43,501	43,428	82	9

Promissory notes	2,525	2,525	—	—	2,353	2,353	—	—
CEDES	765	763	2	—	3,778	3,776	2	—
Bank securities	3,290	3,288	2	—	6,131	6,129	2	—

Private paper					23,471	23,458	15	2
CEBUR government	226	226	—	—	948	948	—	—
Private securities	226	226	—	—	24,419	24,406	15	2

	$19,518	$19,518	$7	$7	$74,051	$73,963	$99	$11

With the Financial Group acting as the purchaser, accrued premiums were recognized in the results of operations in the amount of $2,490 ($5,566 in 2005).

During 2006 and 2005, the period of repurchase transactions entered into by the Financial Group in its capacity as purchaser ranged from 3 to 28 days.

b.                            Transactions entered into involving derivative financial instruments -

The transactions entered into by the Financial Group involving derivative financial instruments include swap and option contracts. These transactions are entered into to hedge various risks and for trading purposes.

Trading transactions are stated based on their fair market values; similarly, the effect derived from their market value adjustment is recorded in the results of the year.

Management’s policy with regards to hedge contracts is to protect the Financial Group’s individual balances and stockholders’ equity by anticipating interest rate movements.

Accordingly, the Financial Group documents its hedging transactions are based on the following guidelines:

•                                Interest rate swaps:

The Financial Group’s accounting model is intended to hedge cash flows, whereby interest rate hedges are entered into and not adjusted to fair market value as they are adjusted based on the accrued interest as stated in the contracts.

•                                Foreign currency swaps:

The Financial Group’s accounting model is intended to hedge cash flows, whereby the transaction subject to hedging is the exchange risk.  Market valuation is not performed.

•                                Interest rate options and swaptions:

As of December 31, 2006, the Financial Group has evaluated the effectiveness of transactions entered into involving derivative financial instruments for hedging purposes and has concluded that they are highly effective.

As of December 31, 2006 and 2005, the positions of the Financial Group’s derivative financial instrument held for trading purposes are as follows:

	2006
Concept	Receivable flows	Deliverable flows	Net flows

Swaps:
Interest rate	$1,449	$1,443	$6

	Purchase	Sale	Net
Foreign currency forward contracts:
Market value	$275	$328	$603
Contract price	281	321	602

Net position	$(6)	$7	$1

	Initial premium	Fair value adjustment	Premium fair value
Call options:
Interest rate	$9	$(1)	$8
Swaptions	1	3	4

Net position	$10	$2	$12

Net asset position			$19

	Initial premium	Fair value adjustment	Premium fair value
Put options:
Interest rate	$(15)	$13	$(2)
Swaptions	—	—	—

Net position	$(15)	$13	$(2)

Net liability position			$(2)

	2005
	Receivable flows	Deliverable flows	Net flows
Swaps for trading purposes:
Interest rate	$414	$377	$37

	Purchase	Sale	Net
Foreign currency forward contracts:
Market value	$10	$(34)	$(24)
Contract price	(11)	35	24

Net position	$(1)	1	—

	Initial premium	Fair value adjustment	Premium fair value
Call options:
Interest rate	$197	$1	$198
Indexes	257	(6)	251
Swaptions	1	1	2

Net position	$455	$(4)	$451

Net asset position			$488

	Initial premium	Fair value adjustment	Premium fair value
Put options:
Interest rate	$187	$4	$191
Indexes	263	(5)	258
Swaptions	11	5	16

Net position	$461	$4	$465

Net liability position			$465

	2006
Swaps designated as hedging	Underlying	Receivable contract value	Deliverable contract value	Receivable flows	Deliverable flows	Net position

TIIE/IRS (Interest rate swap)		$11,138	$11,137	$36	$47	$(10)
MXP-US/CSF (Cross Currency Swap – US Dollar fixed rate)		10,597	10,818	162	61	(120)
TIIE	EU/CS	1,508	2,060	7	45	(590)
TIIE	US/CS	3,518	3,736	13	29	(234)

		$26,761	$27,751	$218	$182	$(954)

Options designated as hedging

		2006
		Reference	Premium
Instrument	Underlying	amount	paid/received	Fair Value

Purchases	TIIE/CAP (European Swaption- Physical delivery)	$24,230	$29	$(29)
	TIIE/OSE-F	16,500	29	(29)

		$40,730	$58	$(58)

Forwards designated as hedging

	2006
	Purchase	Sale	Net
Market value	$—	$2,754	$2,754
Contract price	—	2,800	2,800

Net position	$—	$46	$46

Swaps designated as hedging

	2005
Underlying	Receivable contract value	Deliverable contract value	Receivable flows	Deliverable flows	Net position
TIIE/IRS (Interest rate swap)	$13,881	$13,880	$54	$61	$(6)
USLI/IRS	911	911	13	14	(1)
IMPL - US/CS	2,275	2,755	23	61	(518)
TIIE - EU/CS	1,376	1,432	7	54	(103)
TIIE - US/CS	9,940	10,396	70	231	(617)
TIIE - US/BS	2,216	2,292	3	6	(79)
	$30,599	$31,666	$170	$427	$(1,324)

Options designated as hedging

		2005
	Underlying	Reference amount	Premium paid/received	Fair value

Purchases
	TIIE/CAP (European Swaption- Physical delivery)	$ ,375,990	$31	$7
	TIIE/OSE-F	10,937	20	(19)

		,386,927	151	(12)
				$39
Sales
	TIIE/CAP (European Swaption- Physical delivery)	1,359,324	102	31

		,359,324	02	31
				$133

Transactions entered into for hedging purposes have maturities from 2007 to 2018 and are intended to mitigate the financial risk derived from long-term loans offered by the Financial

Group at fixed rates, as well as the exchange rate risk generated by market instruments in the Financial Group’s portfolio.

The book value of collateral used to ensure compliance with obligations derived from currency swap contracts as of December 31, 2006, is US$ 76,262 thousand. In the case of interest rate swaps, the collateral value as of December 31, 2006, is US$ 482,507 thousand represented by debt instruments.

9.                          Loan portfolio

As of December 31, 2006 and 2005, the loan portfolio by loan type is as follows:

	Current portfolio		Past-due portfolio		Total
	2006	2005	2006	2005	2006	2005
Commercial loans:
Denominated in domestic currency-	$62,030	$52,570	$609	$620	$62,639	$53,190
Commercial	53,913	44,176	609	619	54,522	44,795
Rediscounted portfolio	8,117	8,394	—	1	8,117	8,395

Denominated in USD -	18,263	7,694	121	79	18,384	7,773
Commercial	18,255	7,674	121	79	18,376	7,753
Rediscounted portfolio	8	20	—	—	8	20
Total commercial loans	80,293	60,264	730	699	81,023	60,963

Loans to financial institutions:	2,373	2,046	—	—	2,373	2,046
Consumer loans-	20,718	16,157	609	429	21,327	16,586
Credit card	9,482	6,486	359	221	9,841	6,707
Other consumer loans	11,236	9,671	250	208	11,486	9,879
Mortgage loans	27,798	24,772	721	799	28,519	25,571
Government loans	10,784	15,849	—	—	10,784	15,849
FOBAPROA or IPAB loans	—	169	—	—	—	169
	61,673	58,993	1,330	1,228	63,003	60,221

	$141,966	$119,257	$2,060	$1,927	$144,026	$121,184

The loans granted grouped into economic sectors as of December 31, 2006 and 2005 are shown below:

	2006		2005
	Amount	Concentration percentage	Amount	Concentration percentage

Private (companies and individuals)	$80,972	56.22%	$60,958	50.30%
Financial institutions	2,374	1.65%	2,046	1.69%
Credit card and consumption	21,327	14.81%	16,586	13.69%
Mortgage	28,519	19.80%	25,571	21.10%
Federal Government loans	10,784	7.48%	15,849	13.08%
FOBAPROA or IPAB loans	—	0.0%	169	0.14%
Other past-due loans	50	0.03%	5	0.00%

	$144,026	100.00%	$121,184	100.00%

Loan support programs - The Financial Group participates in different loan support programs established by the Federal Government and Mexican Bankers’ Association, as detailed below:

a.                           Support Program for Housing Loan Debtors and the Agreement on Benefits for Housing Loan Debtors

b.                          Agreement on Agrarian and Fishery Sector Financing (FINAPE)

c.                           Agreement on the Financial Support and Promotion of Micro, Small and Medium Companies

(FOPYME)

d.                          Additional Benefits Program for Housing Loan Debtors - FOVI-type Housing Loans

Furthermore, in December 1998, the Federal Government and Banking Sector published a new and definitive debtor support plan known as “Punto Final”, which, as of 1999, replaced the benefits formerly granted by Housing Loan Debtor support programs. In the case of FOPYME and FINAPE, these support plans were replaced in 1999 and 2000, respectively, and beginning in 2001 the benefits established by original support programs continued to be applied.

The “Punto Final” plan defines housing loan discounts, which are determined based on the outstanding loan balance recorded at November 30, 1998, without considering late payment charges.  In the case of FOPYME and FINAPE loans, the discount is applied to payments and the discount percentage is determined based on the recorded loan balance at July 31, 1996, regardless of whether the balance has been subsequently modified.

The Support Program for Business Loan Debtors (FOPYME) concluded on October 1, 2006, as established in document 112-6/524549/2006.

In the case of borrowers participating in the above programs, the amount of principal and accrued interest denominated in pesos is converted to the initial UDI value; interest is then set at an agreed-upon reference rate.

The trusts administering each of the aforementioned UDI programs issued long-term fiduciary securities to the Federal Government with fixed and variable interest rates depending on the characteristics of each trust (this interest rate must be less than that collected from borrowers). Similarly, the Financial Group received federal bonds known as “Special CETES” from the Federal Government, which are tied to the CETES interest rate

These federal bonds will mature based on the fiduciary securities issued by the trust to the Federal Government. Loan payments received by the trust are used to pay the principal and interest of the fiduciary securities; at the same time, the Federal Government executes a transaction for the same amount to pay the principal and accrued interest on the Special CETES.

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

As of December 31, 2006 and 2005, the balances of the respective trust balances are made up as follows:

	2006	2005
Banks	$13	$18
Government securities	3	4
Current loan portfolio	870	1,212
Past-due loan portfolio	309	402
Accrued interest on loans	6	3
Past-due accrued interest	12	15
Allowance for loan losses	(548)	(697)
Total assets	$665	$957

Investment in trusts assets	630	930
Deferred tax liabilities	35	27

	$665	$957

Policies and procedures for granting loans - The granting, control and recovery of loans are regulated by the Financial Group’s Credit Manual, which has been authorized by the Board of Directors.  Accordingly, administrative portfolio control is performed in the following areas:

I.                             Business Management (includes corporate, commercial, business, governmental and consumer banking), primarily through the branch network.

II.                         Operations Management

III.                     General Comprehensive Risk Management

IV.                     Recovery Management

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

The Financial Group’s Treasury Department is the central unit responsible for balancing resource requirement and eliminating the interest rate risk derived from transactions entered into at fixed rates through the use of hedging and arbitrage strategies.

10.                   Loans restructured in UDIS

As of December 31, 2006 and 2005, the total amount of the loan portfolio restructured in UDIS is as follows:

	2006	2005
Current portfolio	$870	$1,212
Current accrued interest	6	3
Past-due portfolio	309	402
Past-due accrued interest	12	15

	$1,197	$1,632

11.                   FOBAPROA - IPAB transactions

As part of the measures implemented to offset the economic crisis that arose at the end of 1994, in December

1998, the Mexican Congress enacted the Bank Savings Protection Law, which went into effect on January 20, 1999, and established the creation of IPAB to replace FOBAPROA, for the sole purpose of administering transactions entered into under “Portfolio Capitalization and Acquisition Programs” (PCCC).

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

IPAB is also required to apply a series of preventive measures to avoid financial problems that could be faced by financial credit institutions, while ensuring such institution’s compliance with their depositors.

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

As payment for these transactions FOBAPROA-IPAB collection rights have been recognized, which, at December 31, 2005 and 2005, are composed as follows:

2005
Transactions:
Trust 1990-4	$1,804
Trust 1991-2	14
Cash flows owed to IPAB	(15)
Shared loss and incentive arrangement	(1,635)
$168

The characteristics of each of the aforementioned IPAB obligations are detailed below:

Promissory Note	Period	Expiration	Rate	Interest paid
Trust 1989–0	10 years	2005	CETES 91 days – 1.35%	Capitalizable
Trust 1990–4	10 years	2006	CETES 91 days – 1.35%	Capitalizable
Trust 1991–2	10 years	2006	CETES 91 days	Capitalizable

IPAB payment obligations and instruments have the same characteristics in terms of their duration and interest rates as FOBAPROA promissory notes.  Similarly, the loss sharing percentages and the incentive arrangement established in the contracts originally executed with FOBAPROA have been maintained.

During 2005, the Management, Object Identity, Existence, Legitimacy and Legality (GEL) audits were concluded, which resulted in an adjustment of $100 with regards to the accounts receivable from IPAB.

Moreover, as of July 21, 2005, IPAB made advance payment on the principal of the instruments it was responsible for. The weekly payments were $400, between the cited date and up to November 3, 2005, including a discount for $48, agreed to in the New Program Contract, derived from the current value valuation of IPAB’s obligation at the moment of the advance payment. As of November 10, 2005 and up to December 8, 2005, the advance payments were for lower amounts. The total amount of the net advance payment of the described discounts received during 2005 totaled $6,970.

Finally, in conformity with the agreements set forth in the New Program contract signed between IPAB and the Financial Group in July 2004, in June 2006 all the promissory note balances were paid in full, granting the parties ample releases from any commitment or obligation with monetary effects from the new program.

12.                   Sale of IPAB-Bancrecer portfolio to Banco JP Morgan, S.A., Institución de Banca Múltiple, JP Morgan Grupo Financiero, División Fiduciaria (Banco JP Morgan)

On December 22, 2004, the IPAB-Bancrecer Promissory Note (loan contract executed between IPAB and Banco de México to capitalize Bancrecer) was sold for the amount of $45,940 (face value) to a Trust (the

“Trust”) held by JP Morgan Bank, through which the Financial Group transferred its ownership of interest collection and capital amortization rights to enable the issuance of Securitization Certificates (BANORCB 04) with a value of $45,940 (face value). These instruments, which were issued for a five-year period, accrue interest at the average daily Interbank Equilibrium Interest Rate (TIIE) plus 0.40 basis points, to be paid monthly, with principal to be paid in one lump-sum.

IPAB made prepayments during 2005 and 2006 in the amount of $21,000 and $24,940, respectively, thereby paying the Trust the past-due loans in advance, while the latter prematurely settled the entirety of the Securitization Certificates.

13.                   Allowance for loan losses

The Financial Group’s portfolio classification, which serves as the basis for recording the allowance for loan losses, is detailed below:

	2006
		Required allowances for losses
	Loan portfolio	Commercial portfolio	Consumer portfolio	Mortgage portfolio	Total
Exempt portfolio	$385	$—	$—	$—	$—
Risk A	44,602	—	94	90	184
Risk A1	51,823	241	—	—	241
Risk A2	35,369	323	—	—	323
Risk B	3,611	—	119	77	196
Risk B1	7,992	135	—	—	135
Risk B2	1,835	93	—	—	93
Risk B3	828	88	—	—	88
Risk C	606	—	209	46	255
Risk C1	311	70	—	—	70
Risk C2	84	34	—	—	34
Risk D	829	37	394	158	589
Risk E	509	237	57	213	507
Unclassified	(14)	—	—	—	—
Hedging swaps	(50)	—	—	—	—
	$148,720	$1,258	$873	$584	2,715
Recorded allowance					3,533
Additional allowance					$818

	2005
			Required allowances for losses
	Loan portfolio	Commercial portfolio	Consumer portfolio	Mortgage portfolio	Total

Exempt portfolio	$1,366	$—	$—	$—	$—
Risk A	39,834	—	71	76	147
Risk A1	40,641	201	—	—	201
Risk A2	29,273	276	—	—	276
Risk B	4,860	—	122	107	229
Risk B1	6,140	153	—	—	153
Risk B2	401	23	—	—	23
Risk B3	287	43	—	—	43
Risk C	539	—	168	52	220
Risk C1	177	41	—	—	41
Risk C2	146	58	—	—	58
Risk D	797	52	293	217	562
Risk E	517	264	36	213	513
Unclassified	(18)	—	—	—	—
Hedging swaps	(46)	—	—	—	—

	$124,914	$1,111	$690	$665	2,466
Recorded allowance					3,195

Additional allowance					$729

The total portfolio balance used as the basis for the classification above includes amounts related to irrevocable loans, letters of credit and guarantees, which are recorded in memorandum accounts.

As of December 31, 2006 and 2005, the estimated allowance for loan losses is determined based on portfolio balances at those dates. As of December 31, 2006 and 2005, the allowance for loan losses includes a reserve for 100% of delinquent interest owed.

As of December 31, 2006 and 2005, the allowance for loan losses represents 172% and 166%, respectively, of the past-due portfolio.

The estimated allowance includes the classification of loans granted in foreign currency, which are evaluated at the exchange rate in effect as of December 31, 2006.

Rollforward of allowance for loan losses - A rollforward of the allowance for loan losses is detailed below:

	2006	2005

Balance at the beginning of the year	$3,195	$2,949
Increase charged to results	1,438	1,361
Cancellation of reserves	(19)	—
Debt forgiveness and write-offs	(1,542)	(1,183)
Valuation in foreign currencies and UDIS	33	10
Rebates granted to housing debtors	(102)	(120)
Created with profit margin from UDI trusts	22	39
Advantages from FOPYME and FINAPE programs	(1)	(3)
Recovery of loans	452	272
Acquisition of INB Financial Corp.	198	—
Other	(13)	(48)
Restatement effects	(128)	(82)

Year-end balance	$3,533	$3,195

For the year ended December 31, 2006, the total allowance for loan losses recorded as an expense in operations totaled $1,530. This total is made up primarily of $1,438 credited directly to the allowance, $22 related to the UDI trusts, $40 for restatement effects and $30 from recognizing shared losses with the IPAB, due to the punto-final program.

14.                   Credit asset portfolio

As of December 31, 2006 and 2005, the credit asset portfolio is made up as follows:

	2006	2005

Bancrecer I	$189	$285
Bancomer II	1	10
Bancomer III	182	207
Bancomer IV	803	869
Bital I	362	420
Bital II	123	168
Banamex Mortgage	415	452
Confia III	100	119
GMAC Banorte	205	344
Real property trusts	127	143
Serfin Commercial I	217	—
Serfin Commercial II	97	—
Serfin Mortgage	304	—
Real property Banpais	296	—
Real property Bancen	96	—
Serfin	—	216
GMAC Bancen	—	6
Santander	101	128

	$3,618	$3,367

As of December 31, 2006, the Financial Group recognized income from credit asset portfolios of $1,608, together with the respective amortization of $787, the effects of which were recognized under the “Commissions and tariffs collected” and “Commissions and tariffs paid” headings, respectively, in the consolidated statement of income. For the year ended December 31, 2005, the Financial Group recognized income of $677, together with the respective amortization of $482.

15.                   Other accounts receivable, net

As of December 31, 2006 and 2005, the other accounts receivable balance is as follows:

	2006	2005

Loans to officers and employees	$1,110	$1,138
Operating liquidation receivable	3,688	860
Sundry debtors	849	718
Taxes receivable	52	155
Others	48	124
	5,747	2,995
Allowance for doubtful accounts	(108)	(94)

	$5,639	$2,901

16.                   Foreclosed assets, net

As of December 31, 2006 and 2005, the foreclosed assets balance is as follows:

	2006	2005

Personal property	$101	$137
Real property	545	464
Goods pledged for sale	40	242
	686	843
Less: Allowance for losses on foreclosed assets	(370)	(378)

	$316	$465

17.                   Property, furniture and fixtures, net

As of December 31, 2006 and 2005, the property, furniture and fixtures balance is as follows:

	2006	2005

Furniture and equipment	$3,620	$2,880
Office furniture	5,005	4,833
Installation costs	1,498	1,417
	10,123	9,130
Less: Accumulated depreciation and amortization	(3,477)	(3,212)

	$6,646	$5,918

18.                     Permanent stock investments

Investments in unconsolidated subsidiaries and associated companies are valued according to the equity method, as detailed below:

	2006	2005

Sólida Administradora de Portafolios, S.A. de C.V.	$761	$655
Seguros Banorte Generali, S.A. de C.V.	792	626
Siefore Banorte Generali, S.A. de C.V., SIEFORE	633	479
Pensiones Banorte Generali, S.A. de C.V.	481	170
Fianzas Banorte, S.A. de C.V.	139	111
Banorte investment funds	105	81
Controladora PROSA, S.A. de C.V.	53	50
Bolsa Mexicana de Valores, S.A. de C.V.	38	32
Servicio Pan Americano de Protección, S.A. de C.V.	31	27
Bancen investment funds	—	18
Others	131	70

	$3,164	$2,319

As of December 31, 2006 and 2005, the investment in shares of Servicio Pan Americano de Protección, S.A. de C.V. is presented net of an impairment reserve of $77.

19.                     Deferred taxes, net

The tax incurred by the Financial Group is calculated based on the tax result of the year and current enacted tax regulations. However, due to temporary differences affecting the recognition of revenues and expenses for accounting and tax purposes and differences between accounting and tax balance sheet accounts, the Financial Group has recognized a net deferred tax liability of $144 in 2006 and a net deferred tax asset of $420 in 2005, as detailed below:

	2006			2005
	Temporary	Deferred effect		Temporary	Deferred effect
	differences	ISR	PTU	differences	ISR	PTU
Temporary Differences - Assets

Allowance for loan losses	$125	$42	$—	$61	$17	$—
Tax loss carryforwards	—	—	—	434	122	—
Shared FOBAPROA losses	—	—	—	1,635	474	—
Recoverable asset tax (IMPAC)	2	2	—	2	2	—
Unrealized loss on available-for-sale securities	80	28	—	—	—	—
Excess of tax over book basis of foreclosed assets and fixed assets	688	192	68	882	247	86
PTU incurred in 2006	611	171	—	672	195	—
Other assets	622	175	59	546	158	52

Total assets	$2,128	$610	$127	$4,232	$1,215	$138

	2006			2005
	Temporary	Deferred effect		Temporary	Deferred effect
	differences	ISR	PTU	differences	ISR	PTU
Temporary Differences - Liabilities

Excess of book over tax basis of fixed assets and prepaid expenses	943	264	44	631	280	27
Unrealized capital gain from investments in SIEFORES	131	37	—	91	27	—
Payable ISR on UDI Trusts	126	35	—	93	27	—
Portfolios acquired	944	264	94	1,411	409	141
Costs of sales reversal from Almacenadora Banorte	51	14	—	65	18	—
Treasury shares	—	—	—	1	—	—
Other liabilities	377	123	6	14	4	—

Total liabilities	2,572	737	144	2,306	765	168
Net asset (liability)	$(444)	$(127)	$(17)	$1,926	$450	$(30)

Net deferred tax			$(144)			$420

As discussed in Note 28, as of January 1, 2005, Article 10 and Temporary Article 2 of the Mexican Income Tax Law were amended, whereby the income tax rate will be gradually reduced from 30% in 2005 to 29% in 2006 and 28% as of 2007 and thereafter. In accordance with NIF D-4, “Accounting for Income Tax, Tax on Assets and Employee Statutory Profit-Sharing” and based on projections of deferred tax recovery, the respective balance was adjusted according to the enacted rates expected to be in effect when such amounts are recovered.

The Provisions issued by the Commission in 2004 establish that credit institutions can recognize the accrued financial effect derived from the initial application of the changes in enacted rates in stockholders’ equity, under the “Result from prior years” heading. Furthermore, in compliance with Commission requirements established in the Official Letter No. DGSIF “A”-601-II-50011 issued on February 24, 2005, in 2005, the Financial Group recognized a deferred income tax benefit of $161 derived from the reserve created for holding foreclosed assets with a credit to the “Results from prior years” heading in stockholders’ equity.

Derived from consolidating Banorte USA, the Financial Group integrated a net amount of $24 in deferred taxes determined at a rate of 35% as per fiscal provisions of the USA. Banorte USA’s deferred tax assets and liabilities are determined using the demandability method or balance sheet method. According to this method, the net asset or liability of deferred taxes is determined based on the fiscal effects of the temporary differences between the book and tax base of the general balance sheet assets or liabilities to recognize changes in the tax rates and in the laws.

20.                     Other assets

As of December 31, 2006 and 2005, other assets are as follows:

	2006	2005

Plan assets held for employee pension plans	$2,006	$1,765
Provision for employee retirement obligations	(1,905)	(1,672)
Other amortizable expenses	2,982	1,639
Accumulated amortization of other amortizable expenses	(1,488)	(744)
Storage inventories	81	188
Preoperating expenses (net)	—	75
Goodwill	3,604	61
Guarantee deposits	100	32
Contingency reserve investments	—	3
Contingency provisions	—	(3)
Other assets	62	2

	$5,442	$1,346

21.                     Deposits

Liquidity coefficient - The “Investment regime for transactions in foreign currency and conditions to be fulfilled during the term of transactions in such currency”, designed for financial institutions by Banco de México, establishes the mechanism for determining the liquidity coefficient of liabilities denominated in foreign currency.

In accordance with such regime, during 2006 and 2005 the Financial Group generated a liquidity requirement of US $179,305 thousand and US $169,125 thousand, respectively, and held investments in liquid assets of US $339,067 thousand and US $502,024 thousand, holding a surplus of US $159,762 thousand and US $332,899 thousand, respectively.

Deposits - The liabilities derived from traditional deposits are made up as follows:

	2006	2005

Immediately due and payable deposits:
Checking accounts earning no interest	$34,893	$29,610
Checking accounts earning interest	28,374	25,053
Checking accounts in US dollars	6,600	4,182
Checking accounts in US dollars for individual residents on the Mexican border	4,048	2,376
Savings accounts	162	4
Demand deposits accounts	20,755	17,373
IPAB checking accounts	528	608
	95,360	79,206
Time deposits:
Over-the-counter promissory notes	55,687	49,503
Money desk promissory notes	2,695	3,097
Fixed-term deposits	13,758	9,587
Time deposits from banks	343	343
Provision for interest	1,694	1,423
	74,177	63,953

	$169,537	$143,159

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

These liabilities earn interest depending on the type of instrument and average balance held in the investments. The average interest rates and their currency of reference are shown below:

Immediately due and payable deposits

	2006				2005
Foreign exchange	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q

Mexican pesos and UDIS	0.99%	1.06%	0.99%	0.94%	1.14%	1.34%	1.36%	1.21%

Foreign currency	1.00%	1.11%	1.16%	1.07%	0.78%	0.80%	0.86%	0.89%

Banorte USA:
Demand, NOW and savings	—	—	—	0.29%	—	—	—	—
Money market	—	—	—	4.40%	—	—	—	—

Time deposits

	2006				2005
Foreign exchange	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q

General public
Mexican pesos and UDIS	5.95%	5.43%	5.40%	5.17%	6.24%	6.36%	6.92%	6.78%
Foreign currency	2.17%	2.73%	2.60%	2.84%	1.17%	1.31%	1.54%	1.62%

Banorte USA:
General public	—	—	—	4.94%	—	—	—	—

Money market
Mexican pesos and UDIS	8.52%	8.15%	9.98%	10.19%	9.73%	10.32%	10.38%	8.29%

As of December 31, 2006 and 2005, the terms at which these deposits are negotiated are as follows:

	2006
	From 1 to	From 6 to	More than
	179 days	12 months	1 year	Total

Money market promissory notes	$57,444	$2,136	$9,408	$68,988
Time deposits	—	242	3,253	3,495
Provision for interest	120	20	1,554	1,694

	$57,564	$2,398	$14,215	$74,177

	2005
	From 1 to	From 6 to	More than
	179 days	12 months	1 year	Total

Money market promissory notes	$48,929	$304	$3,367	$52,600
Time deposits	8,821	589	520	9,930
Provision for interest	165	8	1,250	1,423

	$57,915	$901	$5,137	$63,953

22.                     Interbank and other loans:

The loans received from other banks as of December 31, 2006 and 2005 are as follows:

	Mexican pesos		Denominated in US dollars		Total
Concept	2006	2005	2006	2005	2006	2005

Bank deposits and loans	$907	$637	$25	$1,061	$932	$1,698
Foreign bank deposits and loans	—	—	2,016	995	2,016	995
Rediscounted portfolio loans	12,475	12,431	94	433	12,569	12,864
Issue of CPOs	—	—	536	—	536	—
Call money	—	1,532	—	—	—	1,532
FOVI rediscounts	724	3,204	—	—	724	3,204
Provision for interest	66	70	7	22	73	92

	$14,172	$17,874	$2,678	$2,511	$16,850	$20,385

These liabilities earn interest depending on the type of instrument and average balance of the loans. The average interest rates are shown below:

	2006				2005
Foreign exchange	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q

Call money
Mexican pesos and UDIS	7.75%	7.40%	7.70%	6.89%	9.14%	9.68%	9.66%	8.88%

Other bank loans

Mexican pesos and UDIS	8.43%	6.71%	6.74%	8.08%	8.04%	8.73%	7.67%	8.12%
Foreign currency	6.27%	6.62%	6.25%	6.01%	4.89%	5.00%	5.82%	5.62%

The liabilities contracted by Banorte USA Corporation accrue interest at an average rate of 4.53%.

As of December 31, 2006 and 2005, the terms at which these financial liabilities are negotiated are as follows:

	2006			2005
	Short-term	Long-term	Total	Total

Bank deposits and loans	$123	$809	$932	$1,699
Foreign bank deposits and loans	—	2,016	2,016	995
Rediscounted portfolio loans	6,695	6,410	13,105	12,863
Call money	—	—	—	1,532
FOVI rediscounts	—	724	724	3,204
Provision for interest	73	—	73	92

	$6,891	$9,959	$16,850	$20,385

23.                     Employee retirement obligations

The Financial Group recognizes the liabilities for pension plans and seniority premium by using the financing method known as the “Projected unit credit method”, which considers the benefits accrued at the valuation date and the benefits generated during the year.

The amount of current and projected benefits as of December 31, 2006 and 2005, relative to the “Defined benefit pension plan, seniority premiums and retiree medical coverage” determined by independent actuaries, is analyzed below:

	2006
	Pension plan	Seniority premiums	Medical benefits	Total

Projected benefit obligation (PBO)	$(679)	$(107)	$(1,093)	$(1,879)
Plan assets	685	146	495	1,326
Funded status	6	39	(598)	(553)

Transition asset (obligation)	83	(15)	424	492
Unrecognized prior service costs	(32)	(4)	—	(36)
Unrecognized actuarial losses	139	2	67	208
Net projected asset (liability)	196	22	(107)	111
Accumulated benefit obligation (ABO)	$527	$75	$—	$602

	2005
	Pension plan	Seniority premiums	Medical services	Total

Projected benefit obligation (PBO)	$(673)	$(98)	$(983)	$(1,754)
Plan assets	678	130	442	1,250
Funded status	5	32	(541)	(504)
Unrecognized ítems:
Transition asset (obligation)	83	(17)	452	518
Unrecognized prior service costs	(33)	(3)	—	(36)
Unrecognized actuarial (gains) losses	143	7	(19)	131
Net projected asset (liability)	198	19	(108)	109
Accumulated benefit obligation (ABO)	$643	$84	$—	$727

The Financial Group has a net prepaid pension asset of $4 generated from transferring personnel from Sólida Administradora de Portafolios, S.A. de C.V. (Sólida) to Banorte.  As of December 31, 2006, the Financial Group had segregated plan assets of $1,330 ($1,250 in 2005), which are used to cover the projected benefit obligations, which is recorded under “Other assets” in the consolidated balance sheets.

For the years ended December 31, 2006 and 2005, the net period cost adjusted for inflation is made up as follows:

	2006	2005

Service cost	$68	$66
Interest cost	94	87
Expected return on plan assets	(90)	(80)

Amortization of unrecognized items:
Transition liability	34	33
Prior service costs	(2)	(1)
Variance in assumptions	17	10

Period cost	$121	$115

The rates used in the calculation of the projected benefit obligation and return on plan assets as of December 31, 2006 and 2005 are shown below:

	2006	2005

Discount rate	5.50%	5.50%
Rate of wage increase	1.00%	1.00%
Rate of increase in costs and expenses of other postretirement benefits	2.00%	2.00%
Expected long-term rate of return on plan assets	6.50%	6.50%

As of 2005, the Financial Group recognizes the liability for severance payments due to causes other than organizational restructuring (severance indemnities), which was also determined by independent actuaries, as follows:

	2006	2005

Projected benefit obligation (PBO)	$(213)	$(201)
Plan assets	131	109
Funded status	(82)	(92)

Transition obligation	125	135
Unrecognized actuarial gains	30	46

Net projected liability	$73	$89

For the years ended December 31, 2006 and 2005, the net period cost adjusted for inflation is made up as follows:

	2006	2005

Service cost	$24	$24
Interest cost	7	6
Transition obligation	14	13

Period cost	$45	$43

The balance of the employee retirement obligations presented in this note refer to the Financial Group’s defined benefit pension plan for those employees who elected to remain enrolled.

Furthermore, beginning in January 2001 the Financial Group instituted a defined contribution pension plan. The participating employees in this plan are all those who were hired from that date forward, as well as all those who, hired before such a date, enrolled voluntarily.  Moreover, this plan maintains a fund, as of December 31, 2006, amounting to $710, which is recorded under “Other assets”.

The employees who were hired before January 2001 and decided to enroll voluntarily in the defined contribution pension plan received a benefit for past services equivalent to the actuarial benefits accrued in the previous plan and were immediately assigned 50% (January 2001) and the remaining 50% will be contributed over 10 years.

The initial assignment of the prior service costs to the defined contribution plan was financed by funds from the defined benefit plan and was treated as a modification to the plan in accordance with Bulletin D-3.

Costs associated with the defined contribution pension plan do not require an actuarial valuation because the costs of this plan are equivalent to the Financial Group’s contributions made to the plan’s participants during the year.

24.                     Subordinated debentures

	2006	2005

Senior subordinated debentures, non-convertible, maturing in January 2014, denominated in U.S. dollars, at an annual interest rate of 5.875%, payable semiannually with a final principal payment upon maturity (10-year term).	$3,313	$3,312
Senior subordinated debentures, non-convertible, representative securities BANORTE 02D debentures maturing in November 2012, at an annual interest rate of 8.0% for the first 10 semiannual periods and subject to adjustment in the following 10 semiannual periods, which will not be less than 8% nor greater than 10% a year.	1,219	1,241
Senior subordinated debentures, non-convertible, maturing in April 2021, denominated in U.S. dollars, at an annual interest rate of 6.862%%, payable semiannually with a final principal payment upon maturity (15-year term).	2,194	—
Preferred subordinated debentures, non-convertible, maturing in April 2016, denominated in U.S. dollars, at an annual interest rate of 6.135%%, payable semiannually with a final principal payment upon maturity (10-year term).	4,382	—
Preferred subordinated debentures maturing in April 2009, denominated in U.S. dollars, at an annual interest rate of 2.72%.	111	—
Preferred subordinated debentures maturing in June 2034, denominated in U.S dollars, at an annual interest rate of 2.75%.	111	—
Accrued interest payable and hedging swaps	36	191

	$11,366	$4,744

The costs related to these debentures are amortized using the straight-line method over the term of the debt. The amount charged to results from amortization rose to $5 and $5 in 2006 and 2005, respectively.

25.                     Transactions and balances with subsidiaries and associated companies

The balances and transactions with subsidiaries and associated companies as of December 31, 2006, 2005 and 2004 are as follows:

	Revenues			Accounts receivable
Institution	2006	2005	2004	2006	2005	2004

Arrendadora Banorte, S.A. de C.V.	$95	$80	$65	$1,263	$923	$628
Casa de Bolsa Banorte, S.A. de C.V.	473	339	54	—	—
Banco del Centro, S. A.	—	1,383	204	—	2,244	1,646
Almacenadora Banorte, S.A. de C.V.	10	6	8	—	111	120
Factor Banorte, S.A. de C.V.	65	53	42	346	690	186
Inmobiliaria Bancrecer, S. A. de C. V.	—	—	—	—	—	246
Inmobiliaria Innova, S. A. de C. V.	—	—	—	—	—	84
Inmobiliaria Banorte, S. A. de C. V.	—	—	—	—	—	26
Inmobiliaria Bra, S.A. de C.V.	—	—	—	—	2	—
Créditos Pronegocio, S.A. de C.V.	45	20	—	526	299	—
Banorte USA Corporation	—	—	—	92	—	—

Total	$688	$1,881	$373	$2,227	$4,269	$2,936

	Expenses			Accounts payable
Institution	2006	2005	2004	2006	2005	2004
Grupo Financiero Banorte, S.A. de C.V.	$5	$7	$5	$41	$66	$62
Arrendadora Banorte, S.A. de C.V.	126	31	72	9	15	53
Casa de Bolsa Banorte, S.A. de C.V.	1,316	2,363	1,430	—	—	4
Banco del Centro, S.A.	—	201	6	—	401	1,850
Banorte Generali, S.A. de C.V. AFORE	—	—	—	4	2	2
Almacenadora Banorte, S.A. de C.V.	4	4	3	6	4	74
Factor Banorte, S.A. de C.V.	—	—	—	16	42	39
Inmobiliaria Banorte, S.A. de C.V.	68	66	52	139	156	46
Constructora Primero, S.A. de C.V.	23	27	25	133	93	18
Inmobiliaria Bancrecer, S.A. de C.V.	50	50	35	63	59	32
Inmobiliaria Innova, S.A. de C.V.	27	20	10	99	112	28
Inmobiliaria Banormex, S.A. de C.V.	4	3	1	4	5	6
Inmobiliaria Finsa, S.A. de C.V.	7	9	2	18	17	19
Inmobiliaria Bra, S.A. de C.V.	11	19	15	3	10	6
Inmuebles de Occidente, S.A. de C.V.	4	4	2	14	12	14
Inmuebles de Tijuana, S.A. de C.V.	—	—	—	3	3	3
Créditos Pronegocio, S.A. de C.V.	—	1	—	1	1	—
Total	$1,645	$2,805	$1,658	$553	$998	$2,256

All the balances and transactions with the subsidiaries indicated in Note 3 have been eliminated in consolidation process.

Pursuant to article 73 of the LIC, the loans granted by Banorte to related parties (belonging to the financial sector or not) cannot exceed 75% of the basic portion of their net capital. As of December 31, 2006 and 2005, the amount of the loans granted to related parties is $5,619 and $6,335, respectively, representing 34% and 51%, respectively, of the limit established by the LIC.

Portfolio sales

Sale of portfolio packages between related parties:

In February 2003 Banorte sold $1,925 (nominal value) of its own portfolio (with interest) to its subsidiary Sólida Administradora de Portafolios, S.A. de C.V. (“Sólida”) at a price of $378 (nominal value). Of this transaction, $1,891 (nominal value) related to past-due amounts and $64 (nominal value) to the current portfolio. The transaction was recorded based on figures as of August 2002, for which reason the final amount affecting the February 2003 balance sheet was $1,856 (nominal value), considering the collections made since August 2002. In conjunction with the sold portfolio, $1,577 (nominal value) of the associated allowance for loan losses was transferred as well.

In official letter 601-II-323110 dated November 5, 2003, the Commission set forth the accounting criteria to be applied to this transaction and issued a series of rulings whereby the Financial Group must provide detailed information on the activities of this transaction throughout its duration, in the understanding that this transaction was a one-time event and not a recurring portfolio transfer procedure.

Pursuant to the foregoing, below is a summary of the activity of the loan portfolio sold to Sólida since August 2002 and for the years of 2005 and 2006:

	Mexican pesos			Foreign currency value			Total
Type of portfolio	Aug. 2002	Dec. 2005	Dec. 2006	Aug. 2002	Dec. 2005	Dec. 2006	Aug. 2002	Dec. 2005	Dec. 2006
Current portfolio
Commercial	$5	$2	$1	$5	$—	$—	$10	$2	$1
Mortgage	54	93	89	—	—	—	54	93	89
Total	59	95	90	5	—	—	64	95	90
Past-due portfolio
Commercial	405	435	385	293	154	126	698	589	511
Consumer	81	78	74	—	—	—	81	78	74
Mortgage	1,112	613	504	—	—	—	1,112	613	504
Total	1,598	1,126	963	293	154	126	1,891	1,280	1,089
Total portfolio	$1,657	$1,221	$1,053	$298	$154	$126	$1,955	$1,375	$1,179
Allowance for loan losses (1)
Commercial	$326	$419	$368	$246	$146	$120	$572	$565	$488
Consumer	77	77	74	—	—	—	77	77	74
Mortgage	669	558	468	—	—	—	669	558	468
Total allowance for loan losses	$1,072	$1,054	$910	$246	$146	$120	$1,318	$1,200	$1,030

(1) Allowance required based on the classification methodology applied by Banorte.

(2) Banorte holds 99.99% of the stockholders’ equity of Sólida.

As of December 31, 2006, the composition of the Financial Group’s loan portfolio, including the loan portfolio sold to Sólida, is as follows:

	Mexican pesos		Foreign currency value		Total
Type of portfolio	Dec. 2006	Dec. 2005	Dec. 2006	Dec. 2005	Dec. 2006	Dec. 2005

Commercial loans	$55,833	$45,316	$17,361	$7,695	$73,194	$53,011
Loans to financial institutions	3,761	2,968	478	836	4,239	3,804
Consumer loans	20,570	13,428	145	1	20,715	13,429
Mortgage loans	27,128	24,648	760	—	27,888	24,648
Government loans	10,328	15,254	442	544	10,770	15,798
IPAB loans	—	168	—	—	—	168
Current portfolio	117,620	101,782	19,186	9,076	136,806	110,858
Commercial loans	986	901	200	232	1,186	1,133
Consumer loans	682	491	1	—	683	491
Government loans	—	—	—	—	—	—
Mortgage loans	1,221	1,398	4	—	1,225	1,398
Past-due portfolio	2,889	2,790	205	232	3,094	3,022
Total portfolio	120,509	104,572	19,391	9,308	139,900	113,880
Allowance for loan losses	3,861	3,782	616	344	4,477	4,126

Net portfolio	$116,648	$100,790	$18,775	$8,964	$135,423	$109,754
Allowance for loan losses					144.70%	136.53%
% of past-due portfolio					2.28%	2.75%

26.                     Information by segment

To analyze the financial information of the Financial Group, the data of the most representative segments as of December 31, 2006, 2005 and 2004 are presented, without considering the eliminations relative to the consolidation of the financial statements.

The balances by service sector of the Financial Group are as follows:

	2006	2005	2004
Banking sector
Net income	$5,185	$5,636	$2,560
Stockholders’ equity	23,786	19,551	15,142
Total portfolio	138,721	116,430	107,447
Past-due portfolio	1,962	1,844	1,893
Allowance for loan losses	3,447	3,091	2,887
Total net assets	182,607	190,209	182,166
Brokerage sector
Net income	$184	$77	$83
Stockholders’ equity	709	572	561
Portfolio in custody	162,764	124,382	114,688
Total net assets	935	936	681
Long-term savings sector:
Net income	$1,028	$797	$497
Stockholders’ equity	3,475	2,439	2,062
Total net assets	17,527	13,579	11,853
Auxiliary credit organizations sector:
Net income	$247	$190	$122
Stockholders’ equity	1,092	848	659
Total portfolio	7,426	6,880	5,587
Past-due portfolio	40	69	41
Allowance for loan losses	70	97	63
Total net assets	8,234	7,675	6,203

The current loan portfolio, grouped by economic sector and geographical location as of December 31, 2006 and 2005 is as follows:

	2006
	Geographical location
Sector	North	Center	West	South	Total

Agriculture	$2,135	$1,300	$592	$451	$4,478
Mining	93	23	12	22	150
Manufacturing	5,564	3,186	1,479	522	10,751
Construction	2,858	2,062	177	285	5,382
Public utilities	46	11	1	1	59
Commerce	6,259	4,435	2,384	3,282	16,360
Transportation	2,631	693	81	95	3,500
Financial services	6,357	6,463	218	1,691	14,729
Communal, social services	4,454	5,881	1,701	566	12,602
Business groups	88	217	3	10	318
Public administration services	3,303	3,177	1,247	2,348	10,075
International Organization Services	1		1		2
INB					8,504
Credit card					9,482
Consumer					11,102
Mortgage					27,038
Others					84
Loans from Arrendadora Banorte					2,682
Loans from Factor Banorte					4,114
Loans from Créditos Pronegocio		—		—	554
Total	$33,789	$27,448	$7,896	$9,273	$141,966

	2005
	Geographical location
Economic sector	North	Center	West	South	Total

Agriculture	$1,648	$1,256	$545	$420	$3,869
Mining	44	14	8	19	85
Manufacturing	5,566	2,773	1,489	384	10,212
Construction	1,666	1,514	298	246	3,724
Public utilities	25	8	1	—	34
Commerce, restaurants, hotels	4,534	3,529	2,564	2,341	12,968
Transportation & communications	2,694	923	118	286	4,021
Financial services	6,542	4,684	630	1,471	13,327
Communal, social & personal services	1,587	4,918	481	624	7,610
Business, professional & civic groups	9	225	22	2	258
Public Administration Services	4,903	4,567	855	4,900	15,225
International Organization Services	2	—	1		3
Credit card	—	—	—	—	6,484
Consumer	—	—	—	—	9,691
Mortgage	—	—	—	—	24,773
Loans to FOBAPROA or IPAB, ADE, FOPYME & FINAPE	—	—	—	—	332
Consumer	—	—	—	—	(17)
Hedging swaps	—	—	—	—	(45)
Loans from Arrendadora Banorte					2,402
Loans from Factor Banorte					3,964
Loans from Créditos Pronegocio	—	—	—	—	337

Current loan portfolio:					$119,257

The past-due loan portfolio, grouped by economic segment and geographical location, is summarized as follows:

	2006
	Geographical location
Sector	North	Center	West	South	Total

Agriculture	$13	$34	$7	$3	$57
Mining	2	2	—	—	4
Manufacturing	26	62	44	6	138
Construction	5	35	3	3	46
Public utilities	—	—	—	—	—
Commerce	74	91	52	19	236
Transportation	3	9	5	—	17
Financial services	2	6	—	—	8
Communal, social services	12	13	2	2	29
Business groups	—	—	—	—	—
Public Administration Services	—	—	—	—	—
International Organization Services	—	—	—	—
INB	—	—	—	—	96
Credit card	—	—	—	—	358
Consumer	—	—	—	—	249
Mortgage	—	—	—	—	717
Other past-due loans	—	—	—	—	7
Loans from Arrendadora Banorte	—	—	—	—	22
Loans from Factor Banorte	—	—	—	—	18
Loans from Créditos Pronegocio	—	—	—	—	58

Total	$137	$252	$113	$33	$2,060

	2005
	Geographical location
Economic sector	North	Center	West	South	Total

Agriculture	$16	$35	$34	$1	$86
Mining	1	—	2	—	3
Manufacturing	49	69	64	7	189
Construction	6	35	2	1	44
Commerce, restaurants, hotels	56	70	65	10	201
Transportation & communications	1	19	1	3	24
Financial services	7	1	5	—	13
Communal, social & personal services	10	32	4	4	50
Business groups	1	—	—	—	1
Credit card	—	—	—	—	222
Consumer	—	—	—	—	207
Mortgage	—	—	—	—	799
Others	—	—	—	—	5
Loans from Arrendadora Banorte	—	—	—	—	33
Loans from Factor Banorte	—	—	—	—	34
Loans from Créditos Pronegocio	—	—	—	—	16
Past-due loan portfolio:					$1,927

a.        Deposit accounts grouped by product and geographical location are as follows:

	2006
	Geographical location
						Treasury
Product	Monterrey	Mexico City	West	Northwest	Southeast	and others	Abroad	Total

Non-interest earning checking accounts	$9,813	$11,896	$3,634	$4,559	$4,894	$94	$—	$34,890
Interest earning checking accounts	7,097	15,314	2,784	4,130	4,657	88	—	34,070
Savings	2	1	—	—	—	—	—	3
Current account in MxP and preestablished	2,622	3,313	1,058	1,746	1,837	65	—	10,641
Non-interest bearing demand deposits, U.S.D.	222	245	95	658	124	—	2,912	4,256
Interest bearing demand deposits, U.S.D.	2,253	998	400	2,189	200	(2)	4,318	10,356
Savings U.S.D.	—	—	—	—	—	—	158	158
Over-the-counter promissory notes	8,958	16,130	4,028	3,876	5,748	—	—	38,740
Time deposits, U.S.D.	1,932	2,681	1,277	1,190	737	14	7,347	15,178
Money desk customers	5,277	5,936	1,798	1,263	1,255	—	—	15,529
Financial intermediaries	—	—	—	—	—	3,495	—	3,495
FOBAPROA checking earning interest	526	—	—	—	—	1,695	—	2,221

Total deposits								$169,537

	2005
	Geographical location
						Treasury
Product	Monterrey	Mexico City	West	Northwest	Southeast	and others	Total

Non-interest-earning checking accounts	$7,352	$9,849	$3,987	$3,867	$4,034	$73	$29,162
Interest earning checking accounts	6,047	13,987	3,839	4,556	4,965	78	33,472
Savings	1	1	—	—	—	—	2
Current account in MxP and preestablished	1,738	2,864	1,066	1,629	1,486	48	8,831
Non-interest bearing demand deposits, U.S.D.	89	205	68	360	119	—	841
Interest bearing demand deposits, U.S.D.	1,553	1,861	487	2,167	223	(1)	6,290
Over-the-counter promissory note	6,520	14,159	4,858	4,161	4,980	178	34,856
Time deposits, U.S.D.	1,699	2,285	1,512	795	632	14	6,937
Money desk customers	3,752	5,212	3,026	1,195	1,250	—	14,435
Financial intermediaries	—	—	—	—	—	6,495	6,495
FOBAPROA checking earning interest	623	—	—	—	—	1,220	1,843
Hedging swaps	—	—	—	—	—	(5)	(5)

Total deposits							$143,159

27.       Tax environment

Income tax and asset tax regime - The Financial Group and its subsidiaries are subject to ISR and asset tax (IMPAC). ISR is calculated by considering certain effects of inflation as taxable or deductible, such as depreciation calculated on values in constant pesos, and the effect of inflation on certain monetary assets and liabilities is accrued or deducted through the annual adjustment for inflation which is similar to results from monetary position. In 2005, the rate was 30%; in 2006, 29%; and as of 2007 it will be 28%; as per the modifications to the tax laws in effect as of 2007, it is possible to obtain a tax credit of 0.5% or 0.25% over the tax results in the case of taxpayers certified for tax purposes and who meet certain requirements.

IMPAC is incurred at the rate of 1.8% on the average net amount of assets not subject to brokerage (at restated values) and of certain liabilities, and is paid only on the amount by which it exceeds ISR for the year. According to the decree that amends, adds or eliminates various provisions of the Asset Tax Law published in the Official Gazette of the Federation on December 27, 2006 for the fiscal year of 2007 and thereafter,

IMPAC will be incurred at a rate of 1.25% over the average assets not subject to financial trading without reducing liabilities.

Any payment made can be recovered against the amount by which ISR exceeds IMPAC over the next ten fiscal years.  For the year 2006, the Financial Group did not incurr IMPAC as the ISR was higher than the former.

Accounting-tax reconciliation - The principal items affecting the determination of the tax result of the Financial Group were the annual adjustment for inflation, the deduction of the allowance for loan losses, without exceeding 2.5% of the average loan portfolio, the deduction of the reserve for shared losses with the IPAB and the valuation of financial instruments.

Employee statutory profit sharing - The Financial Group determines employee statutory profit sharing based on the criteria established in the guidelines set forth by the Mexican Constitution.

28.       Stockholders’ Equity

At the General Ordinary Stockholders’ Meetings held on April 28 and October 12, 2006, the following resolutions were adopted, among others:

a.          To transfer the profits from 2005 equal to $5,957 ($5,719 at nominal value) to earnings from prior years, and increase the legal reserve by $294 ($286 at nominal value) equivalent to 5% of net income for the year.

b.         Declare cash dividends of $763 ($757 at nominal value).

The Extraordinary Stockholders’ Meeting held on December 13, 2006, resolved, among other things, to reform the Financial Group’s bylaws to adjust them to the new Stock Market Law provisions. This new law establishes that business corporations with representative shares of their Shareholders’ Equity registered in the National Securities Register will, as of the law’s effective date, become securities business corporations. Consequently, the company “Grupo Financiero Banorte” will be followed by “Securities Business Corporation of Variable Capital” or its abbreviation in Spanish, S.A.B. de C.V. However, authorization for this modification is still pending in the SHCP.

The Financial Group’s stockholders’ equity as of December 31, 2006, 2005 and 2004 is made up as follows:

	Number of shares with a nominal value of $3.50
	2006			2005			2004
					Shares issued			Shares issued
		Shares issued			(not		Common	(not	Paid-in
	Common stock	(not subscribed)	Paid-in capital	Common stock	subscribed)	Paid-in capital	stock	subscribed)	Capital

“O” Series	2,018,347,548	—	2,018,347,548	2,018,554,148	—	2,018,554,148	504,586,887	—	504,586,887

	Historical Amounts
	2006			2005			2004
	Common stock	Shares issued (not subscribed	Paid-in capital	Common stock	Shares issued (not subscribed)	Paid-in capital	Common Stock	Shares issued (not subscribed)	Paid-in Capital

“O” Series	$7,064	$—	$7,064	$7,065	$—	$7,065	$1,766	$—	$1,766

Restatement in pesos of December 2006	—	—	4,516	—	—	4,516	—	—	4,259

			$11,580			$11,581			$6,025

Restrictions on profits - Stockholders’ equity distributions, except restated paid-in capital and tax retained earnings, will be subject to a tax payable by the Financial Group at the rate in effect when the dividend is distributed. Any tax paid on such distributions may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment against the year’s tax.

The Financial Group’s net profit is subject to the requirement that at least 5% of net income of each year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value. The legal reserve may not be distributed to the stockholders during the life of the Financial Group, except in the form of a stock dividend.

Capital reserves - In accordance with official letter No. 601-II-77797 dated October 16, 2000, in which the Commission authorized the Financial Group, on a one-time basis and as an exception, to affect capital reserves and establish the allowance for loan losses determined to cover contingencies for loss sharing and the “Incentive arrangement” related to the “Arrangement for sharing loan portfolio flows with FOBAPROA”. In accordance with the creation of such reserves, deferred taxes were recorded directly in the “Capital reserves” account in stockholders’ equity.

Pursuant to the expiration of the trust contract number 1990-4, during June 2006, Banorte cancelled part of the respective loss sharing reserve, recognizing the cancellation of deferred taxes which it had created in the “Capital reserves” account in the amount of $300, nominal value.

Capitalization ratio - The capitalization rules for financial institutions determined by the SHCP establish requirements for specific levels of net capital, as a percentage of assets subject to both market and credit risk.

The information as of December 31, 2006 sent for Banco de México to review is shown below.

The capitalization ratio of Banorte as of December 31, 2006 was 17.35% of total risk (market and credit), and 24.05% of credit risk, which in both cases exceed the current regulatory requirements.

The amount of net capital, divided by basic and complementary capital as of December 31, 2006, is detailed below (these figures may differ from those in the basic financial statements):

2006
Stockholders’ equity	$23,560
Subordinated debentures and capitalization instruments	2,807

Deduction of investment in subordinated instruments-
Deduction of investments in shares of financial entities	3,449
Deduction of investments in shares of non-financial entities	779
Deduction of financing granted for the acquisition of bank shares or shares of the Financial Group’s entities
Deduction of deferred taxes	—
Deduction of intangibles and expenses or deferred costs	619
Other assets to deduct	—
Basic capital	21,520
Debentures and capitalization instruments	8,301
Allowance for loan loss reserves	714
Complementary capital	9,015
Net capital	$30,535

Characteristics of the subordinated debentures:

Concept	Amount	Maturity	Basic capital proportion	Complementary capital proportion
Debentures indexed to U.S.D. 2002	$1,219	28/11/2012	100%	0%
Complementary capital debentures 2004	3,313	17/02/2014	0%	100%
Complementary capital debentures 2006	4,382	13/10/2016	0%	100%
Basic capital debentures 2006	2,194	13/10/2021	72%	28%

Assets subject to risk are detailed below:

Assets subject to market risk:

Concept	Positions weighted by risk	Capital requirement

Transactions in Mexican pesos with nominal interest rate	$34,879	$2,790
Transactions with debt instruments in Mexican pesos with surcharge and revisable rate	9,145	732
Transactions in Mexican pesos with real interest rates or in UDIS	725	58
Transactions in UDIS or with yields referenced to the NCPI	4	1
Transactions in foreign currency with nominal interest rate	2,729	218
Exchange transactions	97	8
Share transactions	228	18

Total	$47,807	$3,825

Assets subject to credit risk:

Concept	Assets weighted by risk	Capital requirement

Group II (weighted at 20%)	$11,975	$58
Group II Others (weighted at 10%)	50	4
Group II Others (weighted at 23%)	543	43
Group III (weighted at 100%)	104,541	8,363
Group III Others (weighted at 11.5%)	41	4
Group III Others (weighted at 50%)	1,130	90
Group III Others (weighted at 115%)	1,675	134
Group III Others (weighted at 150%)	1,432	115
Sum	121,837	9,711
For permanent shares, furniture and real property, and advance payments and deferred charges	5,591	447

Total	$126,978	$10,158

29.       Foreign currency position

As of December 31, 2006 and 2005, the Financial Group holds certain assets and liabilities in foreign currency, mainly U.S. dollars, converted to the exchange rate issued by Banco de México at MX$10.8116 and MX$10.6344 per US $1.00, respectively, as shown below:

	Thousands of U.S. dollars
	2006	2005

Assets	3,560,079	1,594,589
Liabilities	3,263,390	1,548,066
Net asset position in U.S. dollars	296,689	46,523

Net asset position in Mexican pesos	$3,208	$495

30.       Position in UDIS

As of December 31, 2006 and 2005, the Financial Group holds certain assets and liabilities denominated in UDIS, converted to Mexican pesos based on the current equivalency of $3.788954 and $3.637532, per UDI, respectively, as shown below:

	Thousands of UDIS
	2006	2005

Assets	146,081	122,203
Liabilities	103,296	94,509
Net asset position in UDIS	42,785	27,694

Net asset position in Mexican pesos	$162	$101

31.       Net income per share

The net income per share is the result of dividing the net income by the weighted average of the Financial Group’s shares in circulation during the period.

The results prior to December 31, 2006, 2005 and 2004 are shown below:

		2006		2005	2004
	Income	Weighted average shares	Income per share	Income per share	Income per share

Net income per share	$5,959	2,019,019,115	$2.9514	$2.9516	$1.3919

Earnings per share in 2005 and 2004 differs from the amount previously reported as it retroactively reflects the split (4:1) in November 2005.

32.       Saving preventive and protection mechanism

In December 1998, the Federal Congress approved a draft law establishing the gradual elimination of FOBAPROA as of January 1, 1999, and the creation of IPAB, which assumed the assets of FOBAPROA, and the obligations assumed by the latter as a result of the bank salvage process.

Pursuant to Temporary Article 5 of the Bank Savings Protection Law, on July 18, 1999 IPAB issued the general rules for implementation of the PCCC, which were applied to those institutions that elected to terminate the contracts executed with FOBAPROA and to subsequently execute contracts of the New Program with IPAB.

As a result of the changes described above, the New Program Contract was executed with IPAB, which allows IPAB to perform the GEL Audits of all loans generating resources for IPAB. These audits were completed in the first half of 2005, which once their consequences were applied it was possible to exchange IPAB obligations for IPAB Instruments, most of which were paid in full in 2005. Two were paid in full in June 2006 as per the New Program Contract.

During 2006, 2005 and 2004, the amount of contributions to the IPAB payable by Banorte for fees amounted to $659, $624 and $838 respectively.

33.       Risk management

Authorized bodies

To ensure adequate risk management of the Financial Group, as of 1997 the Financial Group’s Board of Directors created the Risk Policy Committee (CPR), whose purpose is to manage the risks to which the Financial Group is exposed, and ensure that the performance of operations adheres to the established risk management objectives, guidelines, policies and procedures.

Furthermore, the CPR provides oversight on the global risk exposure limits approved by the Board of Directors, and also approves the specific risk limits for exposure to different types of risk.

The CPR is composed of regular members of the Board of Directors, the Managing Director of the Financial Group, the General Director of Comprehensive Risk Management, the General Director of Banking, Savings and Welfare, and the General Director of the Securities Firm, as well as the General Director of Audits, who has the right to speak but not to vote.

To adequately carry out its duties, the CPR performs the following functions, among others:

1.          Propose for the approval of the Board of Directors:

•           The objectives, guidelines and policies for comprehensive risk management

•           The global limits for risk exposure

•           The mechanisms for implementing corrective measures

•           The special cases or circumstances in which the global and specific limits may be exceeded

2.          Approve and review at least once a year:

•           The specific limits for discretionary risks, as well as tolerance levels for nondiscretionary risks

•           The methodology and procedures to identify, measure, oversee, limit, control, report and disclose the different kinds of risks to which the Holding Company is exposed

•           The models, parameters and scenarios used to perform the valuation, measurement and control of risks proposed by the Comprehensive Risk Management Unit

3.          Approve:

•           The methodologies for identification, valuation, measurement and control of risks of the new operations, products and services which the Financial Group intends to introduce into the market

•           The corrective measures proposed by the Comprehensive Risk Management Unit

•           The manuals for comprehensive risk management

4.          Appoint and remove the person responsible for the Comprehensive Risk Management Unit, who is ratified by the Board of Directors.

5.          Inform the Board of Directors, at least once a month, of the exposure to risk and its possible negative effects, as well as follow up on limits and tolerance levels.

6.          Inform the Board of the corrective measures implemented.

34.       Comprehensive Risk Management Unit (UAIR) (Unaudited)

The function of the UAIR is to identify, measure, oversee, limit, control, report and disclose the different kinds of risk to which the Financial Group is exposed, and it is the responsibility of the Office of Risk Management (DGAR).

The DGAR reports to the CPR in compliance with the requirements set forth in the Commission’s circular, the “General Risk Management Rules Applicable to Credit Financial Groups”, in relation to the independence of the different business areas.

The DGAR focuses Comprehensive Risk Management efforts through four different departments:

•           Credit Risk Management

•           Market Risk Management

•           Operating Risk Management, and

•           Risk Policy Management

The Financial Group currently has methodologies for managing risk in its different phases, such as credit, market, liquidity and operating risk.

The primary objectives of the DGAR are summarized as follows:

•           Provide the different business areas with clear rules that facilitate their understanding so as to minimize risks and ensure that they are within the parameters established and approved by the Board of Directors and the Risk Policy Committee.

•           Establish mechanisms that provide for follow-up on risk-taking within the Financial Group, ensuring that they are preventive as much as possible, and supported by advanced systems and processes.

•           Standardize risk measurement and control.

•           Protect the Financial Group’s capital against unexpected losses from market movements, credit losses and operating risks.

•           Develop valuation methods for the different types of risks.

•           Establish procedures for portfolio optimization and loan portfolio management.

The Financial Group has segmented risk assessment and management into the following headings:

Credit risk: Volatility of revenues due to the creation of provisions for impairment of credits and potential credit losses due to nonpayment by a borrower or counterpart.

Market risk: Volatility of revenues due to changes in the market, which affect the valuation of the positions from operations involving assets, liabilities or generating contingent liabilities, such as interest rates, exchange rates, price indexes, etc.

Liquidity risk: Potential loss derived from the difficulty of renewing debts or obtaining others under normal conditions for the Financial Group, due to the anticipated or forced sale of assets at unusual discounts to meet its obligations.

Operating risk: Loss resulting from lack of adaptation or failure in processes, personnel, internal systems or external events.  This definition includes Technological Risk and Legal Risk.  Technological Risk includes all potential losses from damage, interruption, alteration or failures derived from the use of or dependence on hardware, software, systems, applications, networks and any other information distribution channel, while Legal Risk involves the potential loss from penalties for noncompliance with legal and administrative regulations or the issuance of adverse final court rulings in relation to the operations performed by the Financial Group.

During 2006, different audits were performed of comprehensive risk management activities, both by internal and independent external auditors, whose reports showed satisfactory results for the Financial Group in terms of compliance with the prudential Comprehensive Risk Management regulations established by the Commission.

Credit risk

Credit Risk is the risk that the customers will not comply with their payment obligations; therefore, adequate risk management is essential to maintain a high quality loan portfolio.

The Financial Group’s management credit risk objectives are as follows:

a.          Improve the quality, diversification and composition of the loan portfolio to optimize the risk-return ratio.

b.         Provide senior management with reliable and timely information to support decision-making in credit matters.

c.          Provide the business departments with clear and sufficient tools to support credit placement and follow up.

d.         Support the creation of economic value for shareholders by means of efficient credit risk management.

e.          Define and constantly update the regulatory framework for credit risk management.

f.          Comply with the credit risk management reporting requirements established by the relevant authorities.

g.         Perform risk management in accordance with best practices; implementing models, methodologies, procedures and systems based on the latest international advances.

Individual credit risk

The Financial Group’s banks segment the loan portfolio into two large groups: the consumer and corporate portfolios.

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

The Target Markets and Risk Acceptance Criteria are tools which, together with the CIR Banorte, form part of the credit strategy of the Financial Group and support the estimate of the credit risk level.

The Target Markets are activities selected by region and economic activity - supported by economic studies and portfolio behavior analyses - in which the Financial Group wishes to place credits.

The Risk Acceptance Criteria are parameters which describe the risks identified by industries, facilitating an estimate of the risk involved for the Financial Group in granting a credit to a customer depending on the economic activity which it performs.  The types of risks evaluated in the Risk Acceptance Criteria are the financial risk, operating risk, market risk, company lifecycle risk, legal and regulatory risk, credit history and quality of management.

The CIR Banorte is in line with the “General Regulations applicable to the classification methodology for the loan portfolio of credit institutions” issued by the Comisión Nacional de Valores (Mexican Securities Commission) on August 20, 2004. The CIR Banorte has been certified by the Commission and by an international external auditor since 2001.

The CIR Banorte is applied to a commercial portfolio equal to or exceeding an amount equivalent in Mexican pesos to 900,000 UDIS at the classification date.

Portfolio credit risk

The Financial Group has designed a portfolio credit risk methodology which, while also including the best and most current international practices with regard to identification, measurement, control and follow up, has been adapted to function within the context of the Mexican financial system.

The credit risk methodology identifies the exposure of all the loan portfolios of the Financial Group, overseeing risk concentration levels based on risk classifications, geographical regions, economic activities, currencies and type of product, for the purpose of ascertaining the portfolio profile and taking actions to diversify it and maximize profit with the lowest possible risk.

The calculation of loan exposure involves the generation of the cash flow from each of the loans, both in terms of principal and interest, for their subsequent discount.  This exposure is sensitive to market changes, and facilitates the performance of calculations under different economic scenarios.

Apart from considering loan exposure, the methodology takes into account the probability of default, the recovery level associated with each customer and the sorting of the borrowers based on the Merton model.  The probability of default is the probability that a borrower will not comply with its debt obligation to the bank on the terms and conditions originally agreed. The probability of default is based on the transition matrixes which the Financial Group calculates as of the migration of the borrowers to different risk classification levels.  The recovery level is the percentage of the total exposure that is expected to be recovered if the borrower defaults on its obligations.  The sorting of the borrowers based on the Merton model is intended to tie the future behavior of the borrower to credit and market factors on which, using statistical techniques, the borrower’s “credit health” depends.

The primary results obtained are the expected loss and unexpected loss over a one-year time horizon.  The expected loss is the median of the distribution of losses of the loan portfolio, which enables a measurement of the average loss expected in the following year due to noncompliance or variations in the credit status of the borrowers.  The unexpected loss is an indicator of the loss expected under extreme circumstances, and is measured as the difference between the maximum loss based on the distribution of losses, at a specific confidence level, which in the case of the Financial Group is 95%, and the expected loss.

The results obtained are used as a tool for better decision-making in granting loans and portfolio diversification, in accordance with the global strategy of the Financial Group.  The individual risk identification tools and the portfolio credit risk methodology are reviewed and updated periodically to incorporate new techniques that can support or strengthen them.

As of December 31, 2006, the total portfolio of the Financial Group is $129,976. The expected loss represents 1.8% and the unexpected loss represents 3.4% of the total operating portfolio.  The average of the expected loss was 1.8% during the period from October to December 2006. For December 31, 2005, the Financial Group’s total operating portfolio was $112,184 and the expected loss was 1.9% of this portfolio, while the unexpected loss was 4.1%.

General rules for the diversification of risk in performing asset and liability transactions applicable to credit institutions:

In December 2005, the CNBV issued the “General rules for risk diversification in performing asset and liability transactions applicable to credit institutions”.

These regulations require that the Financial Group perform an analysis of the borrowers and/or loans they hold to determine the amount of their “Common Risk”. Also, the Financial Group must have the necessary documentation to support that a person or group of persons represents a common risk in accordance with the assumptions established under such rules.

The Financial Group, in granting financing to a person or group of persons representing common risk, must adjust to the maximum financing level resulting from applying to basic capital a factor tied to the Financial Group’s capitalization level.

Furthermore, in terms of securing public resources, the Financial Group should diversify their risks, ensuring an adequate composition of liabilities based on the placement of the resources secured.

In compliance with the risk diversification rules for asset and liability transactions, the following information is provided below:

Basic capital as of September 30, 2006	$21,858
Financing whose individual amount represents more than 10% of basic capital:
Credit transactions
Number of financings	—
Amount of financings taken as a whole	—
% in relation to basic capital Money market transactions	—%
Number of financings	5

Amount of financings taken as a whole	$16,076

% in relation to basic capital	74%
Maximum amount of financing with the
3 largest debtors and Common Risk groups	$12,770

Market risk

Value at risk

The exposure to market risk is determined through the calculation of the Value at Risk (“VaR”).  The meaning of the VaR under this method is the potential one day loss which could be generated in the valuation of the portfolios at a given date.  This methodology is used both for the calculation of market risk and for the establishment and control of internal limits.

The Financial Group applies the nonparametric historical simulation method to calculate the VaR, considering for such purpose a 99% confidence level, using the 500 immediate historical scenarios, multiplying the result by a security factor that ensures the coverage of unforeseen volatilities in the primary risk factors affecting such portfolios, which is established based on the behavior of the principal risk factors.

Such methodology is applied to all financial instrument portfolios within and beyond the scope of the Financial Group, including money market and treasury transactions, capital, foreign-exchange and derivatives held for trading and hedging purposes, which are exposed to variations in their value due to changes in the risk factors affecting their market valuation (domestic and foreign interest rates, exchange rates and indexes, among others).

The average VaR of the portfolio for the fourth quarter of 2006 is $312.

Millions of pesos	4Q05	1Q06	2Q06	3Q06	4Q06

VaR Banorte*	296	246	191	213	312
Banorte net capital**	18,170	19,351	19,833	25,865	30,535
VaR / net capital Banorte	1.63%	1.27%	0.96%	0.82%	1.02%

*Quarterly average

**Sum of net capital at the close of the quarter

Also, the average of the VaR for the risk factor of the portfolio of instrument described for the Financial Group behaved as follows during the fourth quarter of 2006:

Risk factor	VaR

Domestic interest rate	294
Foreign interest rate	52
Exchange rate	97
Capital	4
Foreign currency bond prices	36
Total VaR	312

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

Sensitivity analysis and tests under extreme conditions

To improve analysis and obtain the impact of any movements in risk factors, sensitivity analyses and tests under extreme conditions are performed periodically.   These analyses foresee potential situations in which the Financial Group might suffer extraordinary losses from the valuation of the financial instruments in which it holds positions.

Liquidity and balance sheet risk

In order to provide a measurement of liquidity risk in the Financial Group and provide follow-up consistently, the Financial Group relies on the use of financial ratios, which include the Liquidity Ratio (Liquid Assets/Liquid Liabilities).  Liquid assets include funds available, marketable securities and securities available for sale.   By the same token, liquid liabilities include immediately due and payable deposits, immediately due and payable interbank loans and short-term loans.  The liquidity ratio at the end of the fourth quarter of 2006 is 64.7%, while the average during the quarter is 67.3%, as shown below:

	End of quarter
	4Q05	1Q06	2Q06	3Q06	4Q06

Liquid assets	47,984	58,843	55,787	51,094	64,013
Liquid liabilities	81,587	81,044	86,537	82,685	98,883
Liquidity index	58.8%	72.6%	64.5%	61.8%	64.7%

	Average
	4Q05	1Q06	2Q06	3Q06	4Q06

Liquid assets	42,801	47,441	51,318	52,511	58,764
Liquid liabilities	74,744	79,738	84,317	84,846	87,371
Liquidity index	57.3%	59.5%	60.9%	61.8%	67.3%

Average calculation using the Liquidity Index’s weekly estimates

To quantify and follow up on the liquidity risk for its dollar portfolio, the Financial Group uses the criteria established by Banco de México for the determination of the Liquidity Ratio.  It facilitates an evaluation of the differences between the flows of assets and liabilities in different time periods.  The above promotes a healthier distribution of terms for these assets.

Also, to prevent concentration risks in relation to payment terms and dates for the Financial Group, gap analysis is performed to match the resources with the funding sources, which detects any concentration in a timely fashion.  These analyses are performed separately by currency (Mexican pesos, foreign currency and UDIS).

Furthermore, balance sheet simulation analyses are prepared for the Financial Group, which provides either a systematic or dynamic evaluation of the future behavior of the balance sheet.  The base scenario is used to prepare sensitivity analyses for movements in domestic, foreign and real interest rates.  Also, tests are performed under extreme conditions to evaluate the result of extreme changes in interest, funding and exchange rates.

As an evaluation measure of the effectiveness of the simulation model, the projections are periodically compared with actual data.  Using these tests, the assumptions and methodology used can be evaluated and, if necessary, adjusted.

Operating risk

As of January 2003, the Financial Group established a formal operating risk department denominated “Operating Risk Management Department” as part of its Risk Management Strategy.  The department prepared an implementation master plan (2004–2007) in accordance with the requirements of the local regulator, and approved by the Risk Policies Committee (CPR).  The plan generally covers the corporate management of operating risk, the recording of loss events and the calculation of the capital requirement for operating risk.

The master plan consists of the following phases:

•      Close coordination with the Controllership, Internal Audit and Risk Analysis areas,

•      Identify the main sources of information

•      Create a database

•      Determine the type of software for Operating Risk Management and for calculation of the capital requirement for Operation Risk,

•      Acquire and develop software

•      Install the software and perform tests, and

•      Generate reports through the management information system.

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

Risk management model

The Financial Group has defined objectives, which are achieved through different plans, programs and projects.  Compliance with such objectives may be adversely affected due to operating risks, for which reason a methodology must be in place to manage them within the organization. Consequently, operating risk management is now an institutional policy defined and supported by senior management.

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

Recording of events

Given the inherent nature of operating risk, an historical database must be in place containing the operating events experienced by the Financial Group in order to be able to determine the respective trends, frequency, impact and distribution.

To record operating loss events, a system has been developed internally known as the “Operating Loss and Events Capture System” (SCERO).  This system enables the central information supplier areas to directly record such events online, which are classified by type of event in accordance with the following categories (in line with those proposed by the Basle II Agreement):

Types of events	Description

Internal fraud	Actions intended to defraud, illegally seize ownership or evade the regulations, law or policies of the institution involving at least one internal party
External fraud	Actions taken by third parties intended to defraud, illegally seize ownership or evade the law
Labor relations	Actions inconsistent with laws or employment, health or safety agreements, or which result in the payment of claims for damages to personnel or discrimination claims
Practices with customers	Negligence or unintentional breaches which prevent compliance with professional obligations with customers or due to the nature or design of a product or service
Damage to assets	Damage or loss to physical assets due to natural disasters or other events
System failures	Interruption in business activities due to information systems failures
Execution, delivery and processes	Failures in processing of transactions or in process management and in relations with counterparties and suppliers

Technology risk

Technology risk forms an inherent part of operating risk, for which reason its management is performed throughout the entire organization.   The Technology and Operations departments carry out the functions established by the Commission in terms of technology risk management related to the establishment of controls, the evaluation of weaknesses and potential contingency plans.

To address the operating risk caused by high impact external events, the Financial Group is working on a project to improve their Business Continuity Plan (BCP) and Business Recovery Plan (BRP) based on a same-time data replication system at an alternate computer site.  The project leader is the Controllership Executive Management, due to its association with processes, procedures and regulatory compliance.  However, the areas of Technology and Operations, Business, and ARO Leadership are also significantly involved.  The project’s current progress covers the back-up and recovery of the main critical applications with a wider scope than the one previously reached with external providers.

Legal risk

For the recording and follow-up of legal, administrative and tax issues that may arise from an adverse unfavorable ruling, an internal system called “Legal Risk Issues Monitoring System” (SMARL) was developed.  This system enables the central data supplying areas to record such events directly and on-line, which are then classified by company, sector and legal issue, among others.

As part of the Financial Group’s legal risk management initiative, legal contingencies are estimated by the attorneys that process the issues based on their knowledge in each case. This facilitates the creation of accounting provisions necessary to mitigate any estimated contingencies.

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

35.       Memorandum accounts

	2006	2005

Bank customers (current accounts)	$11	$15
Settlement of customer transactions	420	(130)
Customer valuables received in custody	162,764	123,852
Customer repurchase agreements	22,027	26,328
Customer call options transactions	—	163
Managed trusts	2,768	2,886

	$187,990	$153,114

Guarantees granted	$—	$28
Other contingent obligations	262	1,184
Opening of irrevocable credits	2,282	2,260
Amounts committed in transactions with IPAB	526	623
Deposits of assets	1,186	766
Financial Group securities delivered into custody	204	221
Financial Group government securities held in custody	292	388
Assets in trusts or under mandate	84,355	70,597
Managed assets in custody	93,378	86,818
Investment banking transactions on account of third parties (net)	92,723	93,689

	$275,208	$256,574

Securities to be received in repurchase agreements	$198,372	$249,809
Minus: Creditor repurchase agreement	(198,582)	(250,082)

	$(210)	$(273)

Repurchase agreement from debtors	$19,518	$74,051
Minus: Securities to be delivered in repurchase agreements	(19,518)	(73,963)

	$—	$88

36.                     Commitments

As of December 31, 2006 and 2005, the Financial Group had the following contingent obligations and commitments:

•                                Third-party guarantees granted, other contingent obligations and opening of credits totaling $2,544 ($3,472 in 2005), which are recorded in memorandum accounts.

•                                Certain real property and operating equipment are leased.  The leases establish periodic rental adjustments based on changes in different future economic factors.  Total property lease payments for the periods ended December 31, 2006 and December 31, 2005, were $160 and $169, respectively. Total operating equipment rental payments for the periods ended December 31, 2006 and December 31, 2005, were $59 and $33, respectively.

•                                Future minimum lease commitments are:

2007	$7
2008	7
2009	6
2010	6
Thereafter	10

Total	$36

37.                     Contingencies

As of December 31, 2006, there are lawsuits filed against the Financial Group in civil and mercantile court. However, the Financial Group’s attorneys consider that the claims filed are unsubstantiated and, in the event of an adverse ruling, they would not affect the Financial Group’s financial situation significantly. A reserve of $139 is recorded for such contentious matters.

Furthermore, contingencies may arise due to differences in taxes derived from a potential review of the tax returns filed by the Financial Group and differences in the interpretation of legal provisions between the Financial Group and the tax authorities.

38.                     Subsequent events

Acquisition of “UNITELLER”

In January 2007, the Financial Group announced the completion of its purchase of 100% of the outstanding shares of UniTeller Holdings, Inc. (UniTeller), which is a remittances company based in the United States of America. The acquisition was completed after receiving the approval of the SHCP in Mexico and of all the states in the U.S. where UniTeller operates and that regulate the money transfer industry in that country.

The sum of the transaction totaled USD 19 million, which the Financial Group covered with its own resources. UniTeller has total assets equivalent to USD 10 million and a stockholders’ equity of USD 5 million. It is based in New Jersey, U.S.A. and has a network of nearly 1,000 agents in that country. It also has agreements with various financial institution and companies in Latin America and the Philippines with over 4,000 paying point in 19 countries, including Mexico.

Sale of Fianzas Banorte, S.A. de C.V.

On July 27, 2006, the Board of Directors in session approved the sale of 100% of the stockholders’ equity representative shares of the Bonding Company. This purchase-sale transaction was carried out between the Financial Group and Grupo Valores Operativos Monterrey, Sociedad Anónima de Inversión de Capital Variable on September 22, 2006. A modifying agreement on the same date establishes that such transaction is subject to obtaining each and every one of the authorizations required by the sellers and buyers no later than February 28, 2007. In the event of failure to comply by such a date, the purchase-sale contract will be resolved automatically without any liability on either party.

Agreement to purchase Motran Services Incorporated

On January 24, 2007, Banorte USA Corporation signed an agreement to purchase 100% of the shares in circulation of Motran Services Incorporated (“Motran”).

Motran is located mainly in the state of California, in the United States of America and is dedicated to sending remittances to foreign countries. The agreement establishes that Banorte USA will pay US $2 million for the outstanding shares. It is expected that the purchase price will exceed the market value of the net assets acquired by approximately US $1.3 million.

39.                     Differences between Mexican Banking GAAP and Mexican Financial Reporting Standards

The Financial Group’s consolidated financial statements are prepared in accordance with the Accounting Practices established by the Commission, which differ in certain respects from Mexican Financial Reporting Standards (NIF).

The principal differences and the effect on consolidated net income and consolidated stockholders’ equity are presented below with an explanation of the adjustments:

	December 31,
Reconciliation of stockholders’ equity:	2006	2005
Stockholders’ equity under Mexican Banking GAAP	$27,505	$22,369

Adjustments:
Loan loss reserves (See B)	376	326
Loan origination fees and costs (See A)	(253)	(376)
Foreclosed assets (See C)	330	305
Insurance & postretirement activities (See A)	1,345	1,630
Derivatives (See A)	(620)	(355)
Business combinations (See D)	(1,208)	—
Purchased loan portfolio (See A)	(967)	(865)
Securitizations (See E)	(12)	—
Repurchase agreements (See A)	(47)	(46)
Investment valuation (See A)	(35)	(134)
Capitalized costs (See A)	(217)	(434)
Share based payment (See F)	(44)	(110)
Deferred taxes (See G)	(64)	(96)
Total adjustments	(1,416)	(155)
Tax effect on adjustments	183	111
Minority interest attributable to adjustments	(289)	(462)

Stockholders’ equity under NIF	$25,983	$21,863

	Year ended December 31,
Reconciliation of net income:	2006	2005
Net income under Mexican Banking GAAP	$5,959	$5,957

Adjustments:
Loan loss reserves (See B)	50	73
Loan origination fees and costs (See A)	123	(72)
Foreclosed assets (See C)	(44)	(123)
Insurance & postretirement activities (See A)	(285)	201
Derivatives (See A)	(265)	255
Business combinations (See D)	—	—
Purchased loan portfolio (See A)	(102)	543
Securitizations (See E)	11	—
Repurchase agreements (See A)	(1)	(21)
Investment valuation (See A)	(90)	(62)
Capitalized costs (See A)	222	199
Share based payment (See F)	(18)	(54)
Deferred taxes (See G)	(367)	(674)
Total adjustments	(766)	265
Tax effect on adjustments	153	(335)
Minority interest attributable to adjustments	167	(53)

Net income under NIF	$5,513	$5,834

Explanation of reconciling items:

A)         General

This difference between Mexican Banking GAAP and NIF is explained in Note 40, as the accounting treatment under NIF and U.S. GAAP are the same for this item.

B)         Loan loss reserves

Mexican Banking GAAP establishes rules for loan portfolio ratings and general methodologies for the rating and constitution of preventive allowances for loan losses for each type of loan and allows credit institutions to rate and develop preventive allowances based on internal methodologies, previously authorized by the Commission. In addition, Mexican banks are allowed to establish additional loan loss allowances in excess of those required by the Commission.  Under NIF, such excess allowances must be reversed.

C)         Foreclosed assets

Under Mexican Banking GAAP, reserves for foreclosed assets are required based on their nature and number of months outstanding. Under NIF, these assets are recognized at the lower of the corresponding loans’ book value or the fair value of the foreclosed asset. Potential impairment should also be evaluated and recognized, as necessary, on these assets.

Additionally, for Mexican Banking GAAP foreclosed assets are considered to be monetary assets, while for NIF these are treated as non-monetary assets.

D)         Business combinations

Under Mexican Banking GAAP, the Financial Group recorded the put option held by the shareholders’ of INB at its contractual value, which increased the amount of goodwill recorded in the preliminary purchase price allocation. Under NIF, the put option represents a transaction between common shareholders and is therefore reflected in stockholders’ equity according to the formula agreed by both parties.

E)           Securitizations

Under Mexican Banking GAAP, the Financial Group accounts for its securitization transactions as disclosed in Note 40 J).  If it has transferred a financial asset, NIF requires the Financial Group to assess whether it has transferred substantially all the risks and rewards of ownership of the transferred asset.  If it has retained substantially all such risks and rewards, it continues to recognize the transferred asset.  If it has transferred substantially all such risks and rewards, it derecognizes the transferred asset.  If the Financial Group concludes that it has neither transferred nor retained substantially all the risks and rewards of ownership of the transferred asset, it assesses whether it has retained control over the transferred asset.  If it has retained control, it continues to recognize the transferred asset to the extent of its continuing involvement in the transferred asset.  If it has not retained control, it derecognizes the transferred asset.

F)           Share based payment

Under Mexican Banking GAAP the shares held in trust are recorded as an asset, and no compensation cost is recognized for share-based payment awards. NIF establishes the recognition and presentation criteria of the Financial Group’s share-based payment awards provided to employees. Compensation cost is determined based on the grant date fair value of the awards at and is recognized over the requisite service period.

G)         Deferred taxes

The Financial Group recognizes the benefits related to tax loss carryforwards and asset tax credit carryforwards in its Mexican Banking GAAP financial statements when such amounts are realized.  Under NIF, deferred income tax assets are recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards when it is highly probable that sufficient future taxable income will be generated to recover such deferred tax assets.

40.       Differences between Mexican Banking GAAP and U.S. GAAP

The Financial Group’s consolidated financial statements are prepared in accordance with the accounting practices as prescribed by the Commission, which differ in certain significant respects from U.S. GAAP. The Mexican Banking GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10, “Recognition of the Effects of Inflation in Financial Information”, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis.  Notwithstanding the prior comments, the following reconciliation to U.S. GAAP does not include the reversal of the adjustments required under Bulletin B-10, as permitted by the rules and regulations of the Securities and Exchange Commission (the “SEC”). The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. The principal differences, other than inflation accounting, between Mexican Banking GAAP and U.S. GAAP and the effect on consolidated net income and consolidated stockholders’ equity are presented below, with an explanation of the adjustments.

	December 31,
Reconciliation of stockholders’ equity:	2006	2005
Stockholders’ equity under Mexican Banking GAAP	$27,505	$22,369

U.S. GAAP adjustments:
Loan loss reserves (See A)	1,335	1,153
Loan origination fees and costs (See B)	(253)	(376)
Purchased loan portfolio (See C)	(967)	(865)
Derivatives (See D)	(620)	(355)
Foreclosed assets (See E)	250	238
Insurance & postretirement activities (See F)	1,345	1,630
Business combinations (See G)	191	179
Employee retirement obligations (See H)	(728)	(355)
Capitalized costs (See I)	(217)	(434)
Securitizations (See J)	343	(2)
Share based payment (See K)	(44)	—
Other adjustments (See L)	(129)	(314)
Deferred taxes (See M)	(1,661)	(1,664)
Total U.S. GAAP adjustments	(1,155)	(1,165)
Tax effect on U.S. GAAP adjustments	(60)	(74)
Minority interest under Mexican Banking GAAP (See N)	(1,408)	(1,020)
Minority interest attributable to U.S. GAAP adjustments	(291)	(415)

Stockholders’ equity under U.S. GAAP	$24,591	$19,695

	Year ended December 31,
Reconciliation of net income:	2006	2005	2004
Net income under Mexican Banking GAAP	$5,959	$5,957	$2,809
U.S. GAAP adjustments:
Loan loss reserves (See A)	182	280	(556)
Loan origination fees and costs (See B)	123	(72)	(89)
Purchased loan portfolio (See C)	(102)	543	(101)
Derivatives (See D)	(265)	255	222
Foreclosed assets (See E)	(57)	(135)	53
Insurance & postretirement activities (See F)	(285)	201	77
Business combinations (See G)	12	42	11
Employee retirement obligations (See H)	(38)	(105)	1
Capitalized costs (See I)	222	199	137
Securitizations (See J)	345	(2)	—
Share based payment (See K)	(44)	—	—
Other adjustments (See L)	(196)	(75)	20
Deferred taxes (See M)	(397)	(629)	(915)
Total U.S. GAAP adjustments	(500)	502	(1,140)
Tax effect on U.S. GAAP adjustments	(50)	(410)	173
Minority Interest attributable to U.S. GAAP Adjustments	198	(46)	49
Net income under U.S. GAAP	$5,607	$6,003	$1,891

A rollforward of the Financial Group’s U.S. GAAP stockholders’ equity balance is as follows:

	2006	2005

Balance at the beginning of the year	$19,695	$14,911
Net income under U.S. GAAP	5,607	6,003
Dividends paid	(763)	(664)
Issuance (repurchase) of shares	30	(17)
Other comprehensive income (loss)	22	(538)

Balance at the end of the year	$24,591	$19,695

•                  I.                                       Explanation of reconciling items:

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

The Financial Group assigns an individual risk category to each commercial loan based on the borrower’s financial and operating risk level, its credit experience and the nature and value of the loans’ collateral. A loan loss reserve is determined for each loan based on a prescribed range of reserves associated to each risk category. In the case of the consumer and mortgage loan portfolio, the risk rating procedure and the establishment of loan reserves considers the accounting periods reporting past-due, the probability of noncompliance, and the severity of the loss in proportion to its amount and the nature of loan guarantees.

The U.S. GAAP methodology for recognition of loan losses is provided by Statement of Financial Accounting Standard (“SFAS”) No. 5, “Accounting for Contingencies” and SFAS No. 114, “Accounting by Creditors for Impairment of a Loan”, which establish that an estimated loss should be accrued when, based on information available prior to the issuance of the financial statements, it is probable that a loan has been impaired at the date of the financial statements and the amount of the loss can be reasonably estimated.

For larger nonhomogeneous loans, the Financial Group assesses all individual loans with an outstanding balance greater than 900,000 UDIS for impairment. Specific provisions are calculated when it is determined that it is probable that the Financial Group will not recover the full contractual principal and interest on a loan (impaired loan). Under U.S. GAAP, estimated losses on impaired loans, which are individually assessed, are required to be measured at the present value of expected future cash flows discounted at the loan’s effective rate, the loan’s observable market price or at the fair value of the collateral if the loan is collateral dependent.

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

U.S. GAAP loan loss reserves are as follows:

Loan loss reserves	2006	2005	2004
Loan loss reserves for SFAS No. 114	$44	$73	$111
Loan loss reserves for SFAS No. 5	2,046	1,969	1,966
Loan loss reserves US GAAP	2,090	2,042	2,077
Loan loss reserves Mexican Banking GAAP	3,533	3,195	2,950
Stockholders’ equity adjustment (1)	1,335	1,153	873
Net income adjustment	$182	$280	$(556)

(1) As a result of the Financial Group’s acquisition of INB as disclosed in Note 40 G), $ 108 of additional reserves were recorded with an offset to goodwill in its Mexican Banking GAAP consolidated financial statements.

Rollforward of loan loss reserves:

	2006	2005	2004

Beginning of the year	$2,042	$2,077	$3,728
Charge-offs net of recoveries	(1,108)	(1,141)	(2,919)
Charges	1,238	1,164	1,461
Restatement effect	(82)	(58)	(193)

Ending of the year	$2,090	$2,042	$2,077

Ratios:

	December 31,			Percentage
Loan loss reserves for SFAS No. 114	2006	2005	2004	2006	2005	2004

Total reserves	$44	$73	$111
Total balances of impaired loans	$202	$254	$290	21.78%	28.74%	38.28%
Total balances of outstanding loans	$310	$1,648	$2,143	14.19%	4.43%	5.18%

	December 31,			Percentage
Loan loss reserves for SFAS No. 5	2006	2005	2004	2006	2005	2004

Total reserves	$2,046	$1,969	$1,966
Total balances of impaired loans	$1,722	$1,656	$1,635	118.82%	118.90%	120.24%
Total balances of outstanding loans (1)	$143,716	$119,536	$109,463	1.42%	1.65%	1.80%

(1) The Financial Group has also recorded loan loss reserves in accordance with SFAS No. 5. related to items such as guarantees and other off-balance sheet liabilities.  Such balances, which are not included in the total balance of outstanding loans amounted to $ 2,249, $ 2,288 and $ 2,523 in 2006, 2005 and 2004 respectively.

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

B)         Loan origination fees and costs

Under Mexican Banking GAAP, loan origination fees are recognized on a cash basis and loan origination costs are expensed as incurred. Under U.S. GAAP, as required by SFAS No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases - an amendment of FASB Statements No. 13, 60, and 65 and a rescission of FASB Statement No. 17”, loan origination fees are deferred and recognized over the life of the loan as an adjustment of yield (interest income). Likewise, direct loan origination costs defined in the following paragraph are deferred and recognized as a reduction in the yield of the loan.  Loan origination fees and related direct loan origination costs for a given loan are offset and only the net amount is deferred and amortized.

Direct loan origination costs of a completed loan include (a) incremental direct costs of loan origination incurred in transactions with independent third parties for that loan and (b) certain costs directly related to specified activities performed by the lender for that loan.  Those activities include evaluating the prospective borrower’s financial condition; evaluating and recording guarantees, collateral, and other security arrangements; negotiating loan terms; preparing and processing loan documents; and closing the transaction.

Credit card fees and costs are recognized on a straight-line basis over the period the cardholder is entitled to use the card.

C)         Purchased loan portfolio

As discussed below, prior to December 31, 2004 Mexican Banking GAAP had no specific rules covering the accounting treatment of loan portfolios purchases. As collections on the purchased loan portfolios are received, the Financial Group recognized the amounts recovered as investment income. In addition, the Financial Group amortized the cost of the investment based on the percentage of amounts recovered to the acquisition cost of the portfolio acquired, as adjusted by financial projections. Unamortized amounts, if any, were written off when the collection process had ceased.

In 2005, the Financial Group adopted the U.S. GAAP standard SOP 03-3 for its Mexican Banking GAAP financial statements and applied it prospectively to all existing portfolios held. SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment (the amount paid to the seller plus any fees paid or less any fees received) in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality.  For U.S. GAAP purposes, in 2004 the Financial Group early adopted this SOP and began to apply its guidance for all portfolios purchased after December 31, 2003.

Under U.S. GAAP, Accounting Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans”, addressed the accounting and reporting by purchasers of loans in fiscal years beginning on or before December 15, 2004. This accounting was utilized for all portfolios purchased prior to December 31, 2003.  At the time of acquisition, the sum of the acquisition amount of the loan and the discount to be amortized should not exceed the undiscounted future cash collections that are both reasonably estimable and probable. If these criteria are not satisfied, the loan should be accounted for using the cost-recovery method.

The purchased loan portfolios (generally consisting of troubled loans), purchased at a discount, would represent a purchase of a loan portfolio where it is not probable that the undiscounted future cash collections will be sufficient to recover the face amount of the loan and contractual interest. Consequently, under U.S. GAAP, at the time of acquisition, the sum of the acquisition amount of the loan and the discount to be amortized should not exceed the undiscounted future cash collections that are both reasonably estimable and probable. The discount on an acquired loan should be amortized over the period in which the payments are probable of collection only if the amounts and timing of collections, whether characterized as interest or principal, are reasonably estimable and the ultimate collectibility of the acquisition amount of the loan and the discount is probable. If these criteria are not satisfied, the loan should be accounted for using the costrecovery method. Application of the cost-recovery method requires that any amounts received be applied first against the recorded amount of the loan; when that amount has been reduced to zero, any additional amounts received are recognized as income.

Under Mexican Banking GAAP, origination costs and other fees are capitalized as part of the original investment, while for U.S. GAAP purposes those costs are expensed as incurred.

The Financial Group’s portfolio disclosures and U.S. GAAP methodology applied are disclosed in the following table:

	Stockholders’ equity		Net income
	December 31,		Year ended December 31,			Methodology applied
Portfolio	2006	2005	2006	2005	2004	under U.S. GAAP

Bancrecer I	$(134)	$(146)	$12	$(7)	$(8)	Cost recovery method
Sfn Santander	(88)	(116)	28	289	(90)	Cost recovery method
Meseta	(70)	(104)	34	38	35	Cost recovery method
Bancrecer II	(7)	(12)	5	3	8	Cost recovery method
Goldman Sachs	(297)	(346)	49	26	(92)	Cost recovery method
Cremi	(58)	(61)	3	(20)	(25)	Cost recovery method
Banorte Sólida	(201)	(231)	30	5	(88)	Cost recovery method
Bancrecer III	(8)	(18)	10	(15)	(6)	Cost recovery method
Banco Industrial	—	(19)	19	21	6	Cost recovery method
Bancomer I	(73)	(53)	(20)	(32)	(21)	Cost recovery method
Bancomer II	13	12	1	8	4	Interest Method
Banco Unión	13	70	(57)	35	35	Interest Method
Bital I	(57)	121	(178)	49	72	Interest Method
Serfin	—	38	(38)	143	69	Interest Method

	$(967)	$(865)	$(102)	$543	$(101)

D)         Derivatives

Under Mexican Banking GAAP, changes in the fair value of forward and futures contracts that qualify as hedges for accounting purposes are recorded if the underlying item being hedged is recorded at its fair market value. The initial discount or premium on forward and futures contracts is included in results of operations over the life of the contract, on a straight-line basis. For swap contracts that qualify as hedges, the Financial Group recognizes an asset (cash flow receivable) and a liability (cash flow payable) which are recorded and valued on the same basis as the underlying item being hedged, and which are presented as a net figure on the balance sheet.

Under U.S. GAAP, SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” provides that:

•                  Derivative financial instruments considered to be an effective hedge from an economic perspective that have not been designated as a hedge for accounting purposes are recognized in the balance sheet at fair value with changes in the fair value recognized in earnings concurrently with the change in fair value of the underlying assets and liabilities.

•                  For all derivative instruments that qualify as fair value hedges for accounting purposes, of existing assets, liabilities or firm commitments, the change in fair value of the derivative should be accounted for in the statement of income and be fully or partially offset in the statement of income by the change in fair value of the underlying hedged item; and

•                  For all derivative contracts that qualify as hedges of future cash flows for accounting purposes, the change in the fair value of the derivative should be initially recorded in other comprehensive income (“OCI”) in stockholders’ equity. Once the effects of the underlying hedged transaction are recognized in earnings, the corresponding amount in OCI is reclassified to the statement of income to offset the effect of the hedged transaction.  All derivative instruments that qualify as hedges are subject to periodic effectiveness testing. Effectiveness is the derivative instrument’s ability to generate offsetting changes in the fair value or cash flows of the underlying hedged item. The ineffective portion of the change in fair value for a hedged derivative is immediately recognized in earnings, regardless of whether the hedged derivative is designated as a cash flow or fair value hedge.

Under Mexican Banking GAAP, the designation of a derivative instrument as a hedge of a net position (“macro hedging”) is allowed. However, macro hedging is not permitted under U.S. GAAP.

Under U.S. GAAP, certain implicit or explicit terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument must be separated from the host contract and accounted for at fair value.

Under U.S. GAAP, the Financial Group’s derivative contracts are not accounted for as hedges for accounting purposes and are recognized in the balance sheet at fair value with changes in the fair value recognized in earnings concurrently with the change in fair value of the underlying assets and liabilities.

E)             Foreclosed assets

Under Mexican Banking GAAP, assets repossessed or received as payment in kind are recorded at the value at which they were judicially repossessed by order of the courts. If the book value of the loan to be foreclosed on the date of foreclosure is lower than the value of the repossessed asset as judicially determined, the value of the asset is adjusted to the book value of the loan. Foreclosed assets are subsequently valued based on standard provisions established by the Commission depending on the nature of the foreclosed asset and the number of months outstanding.

Under U.S. GAAP, as required by SFAS No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings”, assets repossessed or received as payment in kind are reported at the time of foreclosure or physical possession at their fair value less estimated costs to sell. Subsequent impairment adjustments should be recognized if the fair value of these assets decreases below the value measured when repossessed or received, determined on an asset by asset basis. Those assets not eligible for being considered as ‘available-for-sale’ are depreciated based on their useful life and are subject to impairment tests.

•

•                  F)                                   Insurance and postretirement activities

According to the accounting practices prescribed by the Mexican National Insurance and Surety Commission (Mexican Insurance GAAP), commissions and costs at the origination of each policy are charged to income as incurred. In addition, for life insurance policies, any amount received from individuals is considered as premium income. As required by U.S. GAAP, commissions and costs at origination are capitalized and amortized over the life of the policy using the effective interest method (deferred acquisition costs). Furthermore, premiums received in excess for life insurance policies are recorded as premium income.

Accumulated deferred acquisition costs (DAC) as of December 31, 2006, 2005 and 2004 under U.S. GAAP are as follows

	December 31,
	2006	2005	2004

Life	$17	$15	$12
P&C	214	180	221
Health	20	10	9
Afore	782	720	672
Surety	80	55	28
Total accumulated DAC	$1,113	$980	$942
DAC - net amount charged to income statement	$133	$38	$122

For the years ended December 31, 2006, 2005 and 2004, the net income effect for the DAC amounted to $133, $38 and $122, respectively.

Under Mexican Insurance GAAP, certain reserves (disaster) are calculated using internal models previously approved by the Mexican National Insurance and Surety Commission. Generally pension reserves are based on the present value of benefits to be paid together with fees suggested by this commission. U.S. GAAP establishes the use of a fee that allows policy benefits to be covered through premiums collected for pension reserves. For disaster reserves under U.S. GAAP provisions are based on actuarial calculations for losses incurred using the experience of the Financial Group.

We record a reserve for catastrophic events under Mexican GAAP as a liability which is not allowed by U.S. GAAP.

Loss reserves and unearned premiums:

	December 31,
	2006	2005

Life	$45	$16
Prevision life	—	—
P&C	(241)	124
Health	(25)	(14)
LAE	(68)	(54)
Afore	(172)	(242)
Surety	(83)	(62)
Pensions	506	893
Total	(38)	661

Catastrophic reserve:
P&C	126	130
Surety	82	65
	208	195

Reinsurance activities	62	(206)

Total reserves	$232	$650

Summary:

	December 31,
	2006	2005

DAC	$1,113	$980
Total reserves	232	650
Total adjustments	$1,345	$1,630

•                  G)    Business combinations

Through December 31, 2004, under Mexican Banking GAAP the excess of the purchase price over the adjusted book value of net assets acquired was recorded as goodwill (negative goodwill if book value exceeded the purchase price). Effective January 1, 2005, Bulletin B-7, which substantially conforms to the accounting established by U.S. GAAP, requires the excess of the purchase price over the book value of assets and liabilities acquired to be allocated to the fair value of separately identifiable assets and liabilities acquired.

Under U.S. GAAP, SFAS No. 141, “Business Combinations”, requires the excess purchase price over the book value of assets and liabilities acquired to be allocated to the fair value of separately identifiable assets and liabilities acquired. Retail depositor relationships associated with an acquisition of a financial institution by a bank, termed the core deposit intangible, are identified and valued separately. In addition, any negative goodwill (excess of fair value over cost) is first allocated to reduce long-lived assets acquired and if any negative goodwill remains that amount is recognized as an extraordinary gain.  The Financial Group’s U.S. GAAP stockholders’ equity and net income balances have been adjusted for differences generated by the balances of both intangible and fixed assets resulting from the Bancrecer acquisition in 2001.

As disclosed in Note 2, the Company through its wholly-owned subsidiary Banorte USA acquired 70% of the outstanding common stock of INB on November 16, 2006.  The primary purpose of the acquisition was to expand the Financial Group’s market share into the United States in areas with close proximity to Mexico.  The total purchase price including acquisition costs, exceeded the estimated fair value of tangible net assets acquired by approximately US $170 million, of which approximately US $15 million was preliminarily assigned to an identifiable intangible asset with the balance recorded by the Financial Group as goodwill.  The identifiable intangible asset represents the future benefit associated with the acquisition of the core deposits and is being amortized over a period that approximates the expected attribution of the deposits.  Factors that contributed to a purchase price resulting in goodwill include INB’s historical record of earnings, capable management, and the Financial Group’s ability to enter the US market, which will complement and create synergies with the Financial Group’s existing service locations.  Consolidated intangible assets at the acquisition date include amounts previously recorded at INB since the balance sheet of INB was not adjusted to reflect the purchase. The results of operations of INB are included in the consolidated earnings of the Financial Group as of the effective date of the acquisition. Certain differences related to Banorte USA, which prepares its financial information in accordance with U.S. GAAP are included in the reconciliation within the corresponding U.S. GAAP adjustments. The preliminary goodwill recorded in the acquisition of INB will be accounted for in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”. Accordingly, goodwill will not be amortized; rather it will be tested for impairment annually. In addition, goodwill is not deductible for tax purposes.  Cash flow information relative to the acquisition of INB is as follows:

Fair value of assets acquired	$1,431
Minority interests	(21)
Cash paid for the capital stock of INB	(260)

Liabilities assumed	$1,150

In conjunction with the acquisition of 70% of the outstanding shares of INB, Banorte entered into a stock option agreement with INB.  The agreement grants Banorte, or its assignees, an irrevocable option to purchase the remaining 30% of the outstanding shares of INB (hereinafter referred to as the “Call Option”).  In addition, the agreement grants INB shareholders the option to require Banorte, or its assignees to purchase the remaining 30% of the outstanding shares of INB (hereinafter referred to as the “Put Right”).  If Banorte or the INB shareholders exercise the Call Option or the Put Right, each party must purchase or sell the entire 30% of the remaining share of INB.  In conformity with recommendations made by the Commission, the Financial Group recognized a liability for the obligation represented by the Put Right at the acquisition date. Under U.S. GAAP, the Put Right is recognized as a free standing financial instrument under the premises of SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” and was recorded at the acquisition date at its estimated fair market value, with corresponding changes in fair value recognized in current earnings.  The Call Option is not within the scope of SFAS No. 133 or SFAS No. 150 as it does not meet the definition of a derivative financial instrument or represent an unconditional obligation for the Financial Group to repurchase its subsidiaries’ shares.

•

•                  H)    Employee retirement obligations

Under Mexican Banking GAAP Bulletin D-3 requires the recognition of a severance indemnity liability calculated based on actuarial computations. Similar recognition criteria under U.S. GAAP are established in SFAS No. 112, “Employers’ Accounting for Postemployment Benefits”, which requires that a liability for certain termination benefits provided under an ongoing benefit arrangement such as these statutorily mandated severance indemnities, be recognized when the likelihood of future settlement is probable and the liability can be reasonably estimated. Mexican Banking GAAP allows for the Financial Group to amortize the transition obligation related to the adoption of Bulletin D-3 over the expected service life of the employees.  However, U.S. GAAP required the Financial Group to recognize such effect upon initial adoption and does not permit an entity to reduce the accrued liability by any unrecognized items, which results in a difference in the amount recorded under the two accounting principles.

Under Mexican Banking GAAP, pension and seniority premium obligations are determined in accordance with Bulletin D-3. For U.S. GAAP, such costs are accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”, whereby the liability is measured, similar to Mexican Banking GAAP, using the projected unit credit method at net discount rates.  SFAS No. 87 became effective on January 1, 1989 whereas Bulletin D-3 became effective on January 1, 1993. Therefore, a difference between Mexican Banking GAAP and U.S. GAAP exists due to the accounting for the transition obligation at different implementation dates.

Postretirement benefits are accounted for under U.S. GAAP in accordance with SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”,  which applies to all post-retirement benefits, such as life insurance provided outside a pension plan or other postretirement health care and welfare benefits expected to be provided by an employer to current and former employees. The cost of postretirement benefits is recognized over the employees’ service periods and actuarial assumptions are used to project the cost of health care benefits and the present value of those benefits. For Mexican Banking GAAP purposes as required by Bulletin D-3, the Financial Group accounts for such benefits in a manner similar to U.S. GAAP.  SFAS No. 106 became effective on January 1, 1993 whereas Bulletin D-3 became effective on January 1, 2003. Therefore, a difference between Mexican Banking GAAP and U.S. GAAP exists due to the accounting for the transition obligation at different implementation dates.

The Financial Group adopted the provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, in 2006.  This statement requires companies to (1) fully recognize, as an asset or liability, the overfunded or underfunded status of defined pension and other postretirement benefit plans; (2) recognize changes in the funded status through other comprehensive income in the year in which the changes occur; (3) measure the funded status of defined pension and other postretirement benefit plans as of the date of the company’s fiscal year-end; and (4) provide enhanced disclosures. The provisions of this statement are effective for an employer with publicly traded equity securities, or controlled subsidiaries of such companies, in fiscal years ending after December 15, 2006. In addition, a company must now measure the fair value of its plan assets and benefit obligations as of the date of its year-end balance sheet. A company is no longer permitted to measure the funded status of its plan(s) by being able to choose a measurement date up to three months prior to year end.  This provision within the standard is effective for all companies in fiscal years ending after December 15, 2008, however this provision does not impact the Financial Group as its measurement date is the same as its fiscal year end. Retrospective application of this standard is not permitted.  There is no impact on the Financial Group’s consolidated US GAAP results of operations or cash flows. The impact on the Financial Group’s consolidated US GAAP stockholders’ equity as a result of adopting the provisions of SFAS No. 158 was due to the reclassification of the unrecognized items related to its employee retirement obligations to other comprehensive income.

I)                          Capitalized costs

Under Mexican Banking GAAP, prior to the issuance of Bulletin C-8, “Intangible Assets”, all expenses incurred in the preoperating or development stages were capitalized. Upon adoption of Bulletin C-8, research costs and preoperating costs should be expensed as a period cost, unless they can be classified as development costs to be amortized on a straight-line basis after operations commence for a period not exceeding 20 years. Under U.S. GAAP, in accordance with SFAS No. 2, “Accounting for Research and Development Costs,” and SOP 98-5, “Reporting on the Costs of Start-Up Activities”, such research and preoperating expenses are expensed as incurred.

Under Mexican Banking GAAP, the Financial Group has capitalized certain significant costs related to implementation projects.  For U.S. GAAP purposes, the Financial Group follows the guidance established by SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”.  This standard establishes that computer software costs incurred in the preliminary project stage should be expensed as incurred. Once the capitalization criteria of the SOP have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software; payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project (to the extent of the time spent directly on the project); and interest costs incurred when developing computer software for internal use should be capitalized. Generally, training costs and data conversion costs should be expensed as incurred.  As the U.S. GAAP standard is more stringent, the reconciling item represents an adjustment for items that have been capitalized for Mexican Banking GAAP purposes that do not qualify for capitalization under U.S. GAAP.

•

•                  J)             Securitizations

IPAB Notes Securitization

As disclosed in Note 13, on December 22, 2004 the Financial Group securitized a group of IPAB-Bancrecer notes for a total amount of $ 45,940 (nominal value). Only $ 1,533 (nominal value) of the Securitization Certificates were sold to third party investors and the remainder of the Securitization Certificates were retained by the Financial Group.

Immediately subsequent to the sale, the Financial Group entered into repurchase agreements of Securitization Certificates with qualified institutional investors. Under these agreements, Securitization Certificates are sold and repurchased in a short period of time (less than 30 days) and renewed at maturity.

As of December 31, 2004 the amount of Securitization Certificates sold under repurchase agreements amounted to $ 44,297 (nominal value). The remaining $ 90 (nominal value) remaining of the Securitization Certificates received was recorded as trading securities.

Under Mexican Banking GAAP, based on instructions from the Commission in their letter DGSIF “A”-601-II-52006 dated on February 11, 2005, the Financial Group recorded these transactions as a sale and repurchase agreement.

For U.S. GAAP purposes, neither the securitization nor the repurchase agreement qualify for sale accounting under SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”, and therefore, both sales transactions have been reversed in the reconciliation.

The amount outstanding as of December 31, 2006 and 2005 amounted to $ 0 and $ 25,524 respectively.

All income earned on the Securitization Certificates is credited to the purchaser’s account.

UMS Bonds Securitization (See Note 2d)

During the first quarter of 2006, the Financial Group securitized UMS bonds in the amount of $ 4,910. The Financial Group retained approximately 99% of the Securitization Certificates issued by the trust and immediately subsequent to the securitization, sold them under repurchase agreements. The Financial Group recorded this transaction as a sale for purposes of its Mexican Banking GAAP financial statements.

For U.S. GAAP purposes, neither the securitization nor the repurchase agreement qualifies for sale accounting under SFAS No. 140, and therefore, both sales transactions have been reversed in the reconciliation.

As disclosed in Note 2d), the Financial Group’s subsidiary Banorte transferred its UMS bonds from the held-to-maturity category to available-for-sale.  For US GAAP purposes, such reclassification tainted Banorte’s portfolio and therefore all held-to-maturity securities have been reclassified to available-for-sale at fair value in accordance with the criteria established by SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

Mortgage Loans Securitization (See Note 2e)

During December 2006, the Financial Group securitized mortgage loans in the amount of $ 2,068, by transferring such loans to a qualifying special purpose entity (the “Trust”) created specifically for purposes of this transaction. The Trust issued certificates that trade on the Mexican Stock Exchange and guarantees its holders with a specific rate of return.  The Financial Group received a subordinated certificate from the Trust, which entitles the Financial Group to retain the excess cash flows in the Trust, after reimbursing the holders of the certificates, which has was recorded at its nominal value and classified as an available-for-sale security.  Under Mexican Banking GAAP, this securitization was accounted for as a sale and as a result of recognizing the retained interest represented by the subordinated certificate at nominal value no gain or loss on the sale was recognized.

Under US GAAP, the securitization met the criteria established by SFAS No. 140 for sale accounting and the securitized loans were derecognized by the Financial Group as of the date of sale.  The Financial Group allocated the previous book carrying amount between the loans sold and the subordinated certificate (the retained interest) in proportion to their relative fair values on the date of transfer.  The Financial Group recognized a gain on the sale of $ 345 by comparing the net sale proceeds (after transaction costs) to the allocated book value of the loans sold.  The subordinated certificate was recorded at its relative book value at the date of sale and has been classified as an available-for-sale security under SFAS No. 115.  Subsequent increases or decreases in the fair value of the subordinated certificate will be reflected by an adjustment, net of taxes, being charged or credited to the other comprehensive income portion of stockholders’ equity.

•

•                  K)            Share based payment

Under Mexican Banking GAAP the Financial Group records its stock-based compensation plans as prepaid expenses, based on instructions received from the Commission in its letter 601-II-9477.

Under U.S. GAAP, prior to January 1, 2006, the Financial Group applied Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees”, which requires an entity to use an intrinsic value method to determine the value of equity instruments.

Under U.S. GAAP, the Financial Group adopted SFAS No. 123(R), “Share Based Payment”, effective January 1, 2006, using the modified prospective application method. The modified prospective application method applies to new awards, to any outstanding liability awards, and to awards modified, repurchased, or cancelled after January 1, 2006. For all awards granted prior to January 1, 2006, compensation cost has been recognized on the portion of awards for which service has been rendered. SFAS No. 123(R) requires all stock-based compensation awards, including stock options, to be accounted for at fair value and to be recognized as compensation expense over the requisite service period. At December 31, 2006, the Financial Group had certain stock-based compensation plans that are described below

The Financial Group provides a stock option plan to key employees approved by the Board of Directors’ Compensation Committee in order to acquire the Financial Group’s shares. Compensation cost according to the grant-date fair value of these award is recognized over the vesting period (requisite service period) established in each employees’ option agreement.

The following table presents the status of all option plans as of December 31, 2006 and changes during 2006:

	Shares	Weighted Average Exercise Price (Pesos)

Outstanding at January 1, 2006	3,595,444	$5.93
Options granted	—	—
Options exercised	2,711,956	$5.93
Options forfeited	13,200	$5.93
Outstanding at December 31, 2006	870,288	$5.93
Options exercisable at December 31, 2006	870,288	$5.93

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The Black-Scholes model was developed to estimate the fair value of employee stock options, changes to the subjective assumptions used in the model can result in materially different fair value estimates. The weighted average grant date fair values of the options granted were based on the assumptions below:

	Share	Risk free	Expected life	Dividend
	volatility	rate	of options	yield

Option Plan	38.87%	9.37%	4 years	—

The Financial Group provides an equity incentive plan to certain key employees approved by the Board of Directors’ Compensation Committee in order to acquire the Financial Groups’ shares. Due to the particular characteristics of the plan, the Financial Group applied internal valuation methods to calculate the fair value of the equity awards. As of December 31, 2006, approximately 3,738,336 equity awards were outstanding under this plan.

The Financial Group provides an equity incentive plan to certain key executives approved by the Board of Directors’ Compensation Committee by means of a nonvested share plan, which is recognized in accordance with the provisions established by SFAS No. 123(R). The number of nonvested shares outstanding as of December 31, 2006 was 845,343.

L)                      Other adjustments

These include the following:

	Stockholders’ equity		Net income
	December 31,		Year ended December 31,
	2006	2005	2006	2005	2004

1) Non-accrual loans	$(37)	$(71)	$34	$11	$(51)
2) Guarantees	(15)	(11)	(4)	(8)	(2)
3) Repurchase agreements	(47)	(46)	(1)	(21)	(7)
4) Investment valuation	40	(134)	(226)	(62)	(20)
5) Equity method investees	(70)	(52)	1	5	100

	$(129)	$(314)	$(196)	$(75)	$20

These other adjustments are related to the following differences between Mexican Banking GAAP and U.S. GAAP:

1)                        Under Mexican Banking GAAP, the recognition of interest income is suspended when certain of the Financial Group’s loans become past due based on criteria established by the Commission. Under U.S. GAAP, the accrual of interest is generally discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. As a general practice, this occurs when loans are 90 days or more overdue. Any accrued but uncollected interest is reversed against interest income at that time.

2)                        For U.S. GAAP purposes, guarantees are accounted for under FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB interpretation No. 34”, which requires that an entity recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.  For Mexican Banking GAAP purposes, the Financial Group does not record the fair value of such guarantees in its consolidated financial statements.

3)                        Repurchase and resale agreements represent the temporary purchase or sale of certain financial instruments in exchange for a specified premium to be paid or received and with the obligation to resell or repurchase the underlying securities.  Under Mexican Banking GAAP, repurchase and reverse repurchase agreements are recorded as sales and purchases of securities, respectively.  A net asset or liability is recorded at the fair value of the forward commitment to repurchase or resell the securities, respectively. Under U.S. GAAP, repurchase and reverse repurchase agreements are transfer transactions subject to specific provisions and conditions that must be met in order for a transaction to qualify as a sale rather than a secured borrowing,  In most cases, banks in the US enter into repurchase and reverse repurchase transactions that qualify as secured borrowings.  Accordingly, the Financial Group’s assets subject to a repurchase agreement would not be derecognized.

4)                          The investment valuation adjustment is related to a difference in the income recognition for available-for-sale and held-to-maturity securities.  For U.S. GAAP purposes, the premiums and discounts of such securities are accounted for based on the interest method.  Under Mexican Banking GAAP, the Financial Group recognizes income based on the straight line method.

As disclosed in Note 40J), as a result of tainting its portfolio all of Banorte’s held-to-maturity securities under Mexican Banking GAAP have been reclassified as available-for-sale under U.S. GAAP.

5)                          Under Mexican Banking GAAP, investments in associated companies in which the Financial Group has more than a 10% ownership, are accounted for by the equity method.  For U.S. GAAP purposes, investments in associated companies in which the Financial Group has a 20 to 50% ownership, but not a controlling interest, are accounted for by the equity method. Investments in which the Financial Group has less than a 20% ownership are generally accounted for under the cost method.

M)       Deferred taxes

Under Mexican Banking GAAP as required by Bulletin D-4, “Accounting for Income Tax, Tax on Assets and Employee Statutory Profit Sharing,” income tax and employee statutory profit sharing (PTU) are charged to results as they are incurred and the Financial Group recognizes deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, measured using enacted rates.  The effects of changes in the statutory rates are accounted for in the period that includes the enactment date.  The Financial Group recognizes the benefits related to tax loss carryforwards and asset tax credit carryforwards when such amounts are realized.  Deferred tax assets are recognized only when it is highly probable that sufficient future taxable income will be generated to recover such deferred tax assets.

PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

Under U.S. GAAP, as required by SFAS No. 109, “Accounting for Income Taxes”, the Financial Group recognizes deferred income tax and PTU assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax or PTU bases, measured using enacted rates.  The effects of changes in the statutory rates are accounted for in the period that includes the enactment date.  Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards.  Deferred income tax assets are reduced by any benefits that, in the opinion of management, more likely than not that the tax assets will be realized.

U.S. GAAP differences as described above, to the extent taxable are reflected in the U.S. GAAP deferred tax balances.

N)                       Minority interest

Under Mexican Banking GAAP, minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity section of the consolidated balance sheet. For U.S. GAAP purposes, minority interest is not included in stockholders’ equity and is presented below total liabilities and above the stockholder’ equity section of the balance sheet.

II                          Significant disclosures

Consolidation

Under Mexican Banking GAAP, the Financial Group’s consolidated financial statements include all of its subsidiaries within the financial sector, as well as those providing complementary services, and exclude those that are not contained in the financial sector. The determination of which companies are deemed to be within the financial sector is not based solely on the application of a conceptual framework. The SHCP has the right to determine if a Financial Group is or is not within the financial sector, and therefore is required to be consolidated. Companies that may seem to fall within the financial sector based on their operations may not be consolidated due to decisions of the SHCP.

Under U.S. GAAP, the basic rule is that when a Financial Group has a controlling financial interest (either through a majority voting interest or through the existence of other control factors) in an entity, such entity’s financial statements should be consolidated, irrespective of whether the activities of the subsidiary are nonhomogeneous with those of the parent.

No adjustments to net income or stockholders’ equity result due to the consolidation differences disclosed above.

III                     Additional Disclosures

A)                       Earnings per common share (“EPS”) in accordance with U.S. GAAP

In accordance with U.S. GAAP, EPS is based on the provisions of SFAS No. 128, “Earnings per Share”, and is calculated using the weighted-average number of common shares outstanding during each period.  Basic and diluted earnings per share are based upon, 2,019,019,115; 2,018,237,486 and 2,018,107,676 weighted-average shares outstanding for 2006, 2005 and 2004, respectively.  Potentially dilutive common shares for all periods presented are not significant.  Basic and diluted net income per common share computed in accordance with U.S. GAAP is presented below:

	Year ended December 31,
	2006	2005	2004

Basic and diluted earnings per share	$2.78	$2.97	$0.94

B)                       Cash flow information

Mexican Banking GAAP establishes presentation requirements related to the statement of changes in financial position.  This statement presents the sources and uses of funds during the period measured as the differences, in constant pesos, between the beginning and ending balances of balance sheet items adjusted by the excess (shortfall) in restatement of capital.  The monetary effect and the effect of changes in exchange rates are considered cash items in the determination of resources generated from operations due to the fact they affect the purchasing power of the entity.  The following price-level adjusted consolidated statement of cash flows presented for the years ended December 31, 2006, 2005 and 2004, includes the impact of U.S. GAAP adjustments in conformity with recommendations established by the American Institute of Certified Public Accountants SEC Regulations Committees’ International Practices Task Force.

GRUPO FINANCIERO BANORTE, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Expressed in thousands of Mexican pesos of constant purchasing power as of
December 31, 2006)

	2006	2005	2004
Cash flows from operating activities:
Net income under U.S. GAAP	$5,607	$6,003	$1,891

Unrealized investment loss (income)	316	(208)	(238)
Allowance for loan losses	1,337	1,226	1,835
Depreciation and amortization	673	755	979
Deferred income taxes and employee profit sharing	781	1,185	1,113
Provision for miscellaneous obligations	(41)	1,942	290
Minority interest	466	606	270
Equity in losses (earnings) of subsidiaries and associated companies	(149)	(55)	(29)
Allowance for doubtful accounts	19	21	33
Periodic pension cost	337	343	120
Loss (gain) on sale of property	(14)	(109)	(79)
Loss (gain) on sale of foreclosed assets	79	166	(17)
Loss on sale of trading securities	748	490	950
Loss on sale of available for sale securities	51	329	—
Amortization of purchased portfolios	1,540	413	323
Loss from monetary position	1,087	636	834
Insurance and postretirement reserves	285	(201)	(77)
Amortization of debt issuance fees and costs	(123)	72	89
Income recognition of purchased portfolios	102	(543)	101
Other non-cash items	20	(3)	53
Changes in operating assets and liabilities:
Trading securities	(11,299)	1,372	(2,282)
Trading derivative financial instruments	5	(27)	(5)
Deferred income taxes and employee profit sharing	—	318	82
(Decrease) increase in settlement accounts payable	(1,043)	(272)	914
Decrease in settlement accounts receivable	2,827	152	330
Decrease (increase) in other accounts receivable	(5,902)	12	(1,313)
Increase (decrease) in other accounts payable	5,016	1,876	(1)
Decrease (increase) in deferred charges	(504)	59	(354)
Decrease in deferred credits	(375)	(256)	(219)
Net cash generated by operating activities	1,846	16,302	5,593
Cash flows from investing activities:
Proceeds from sale of property, furniture and equipment	30	172	104
Acquisitions of property, furniture and equipment	(874)	(266)	(715)
Investments in shares	(103)	(64)	(81)
Cash paid for stock of INB Financial Corp, net of cash acquired	(2,521)	—	—
Proceeds from sale of foreclosed assets	131	748	2,012
Treasury transactions - held to maturity securities	18,704	(5,617)	(1,958)
Treasury transactions - available for sale securities	(2,405)	(222)	(351)
(Issuance of) proceeds from loans	(20,835)	(14,704)	47,859
Purchased credit portfolios	(2,697)	(2,151)	(1,166)
Repurchase agreements - purchases	(12,811)	(1,723)	(161)
Net cash (used in) generated by investing activities	(23,381)	(23,827)	45,543

	2006	2005	2004
Cash flows from financing activities:
Proceeds from (repayments of) subordinated liabilities	$6,682	$(61)	$2,115
Issuance (repurchase) of shares	30	(17)	5
Dividends paid	(763)	(664)	(283)
Merger with Seguros Generali México, S.A. de C.V.	—	—	18
Deposits	20,661	9,336	(36,876)
Repayments of bank debt and other loans	(2,565)	(3,650)	(6,842)
Repurchase agreements – sales	2,191	1,878	5
Debt issue costs of subordinated liabilities	(29)	—	(22)
Net cash generated by (used in) financing activities	26,207	6,822	(41,880)

Effect of inflation accounting	(1,660)	(1,097)	(1,750)

Net increase (decrease) in cash and cash equivalents	3,012	(1,800)	7,506

Cash and cash equivalents at beginning of year	40,615	42,415	34,909

Cash and cash equivalents at end of year	$43,627	$40,615	$42,415

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes	2,776	398	287
Interest	25,741	26,228	17,760

Supplemental schedule of non-cash investing activities:
Transfers from loans to foreclosed assets	105	703	1,234
Transfers from (to) purchased credit portfolio to (from) foreclosed assets	(120)	223	—
Transfers to (from) foreclosed assets from (to) loans and purchased credit portfolio, net	$(15)	$926	$1,234

During 2006, the Financial Group determined that the consolidated statements of cash flows for the years ended December 31, 2005 and 2004 had not properly been prepared for (i) arithmetic application of certain manual balance sheet adjustments and (ii) the determination of the effects of inflation on cash and cash equivalents.  Accordingly, the Financial Group has restated its 2005 and 2004 consolidated statements of cash flows. The effect of the restated presentation of cash flows from operating, investing and financing activities is presented below (in millions of Mexican pesos of purchasing power of December 31, 2006).

	2005	2005	2004	2004
	As Restated	As Presented	As Restated	As Presented

Cash flows from operating activities	$16,302	$15,523	$5,593	$2,898
Cash flows from investing activities	(23,827)	(12,698)	45,543	64,733
Cash flows from financing activities	6,822	(5,566)	(41,880)	(63,779)
Effect of inflation accounting	(1,097)	1,183	(1,750)	1,815
Net (decrease) increase in cash and cash equivalents	$(1,800)	$(1,558)	$7,506	$5,667

Cash and cash equivalents - Cash and cash equivalents include all cash balances and highly liquid instruments purchased with an original maturity of three months or less.  In addition, the Financial Group maintains a minimum capital requirement as required by the Commission (regulatory monetary fund), which is included as a cash equivalent.

C)                       New accounting pronouncements

SFAS No.155 “Accounting for certain hybrid financial instruments-and amendment of FASB Statements No. 133 and 140” was issued in February 2006. This statement amends SFAS No. 133 and 140. This statement resolves issues addressed in SFAS 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Financial Group’s management is in the process of determining the potential impact of adopting this statement on its consolidated financial position and results of operations.

SFAS No. 156 “Accounting for servicing of financial assets-an amendment of FASB Statement No.140” was issued in March 2006. This statement amends SFAS No. 140, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. This statement permits an entity to reclassify certain available-for-sale securities to trading securities, regardless of the restriction in paragraph 15 of SFAS No. 115, provided that those available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value. This option is available only once, as of the beginning of the fiscal year in which the entity adopts this statement. An entity should adopt this statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this statement is the date an entity adopts the requirements of this statement. An entity should apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after the effective date of this statement. The Financial Group’s management is in the process of determining the potential impact of adopting this statement on its consolidated financial position and results of operations.

SFAS No. 157 “Fair Value Measurements” was issued in September 2006. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement is applicable to other accounting pronouncements that require or permit fair value measurements as established by the FASB. Accordingly, this statement does not require any new fair value measurements. However, for some entities, the application of this statement will change current practice. The definition of fair value retains the exchange price notion in earlier definitions of fair value. This statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). This statement also emphasizes that fair value is a market-based measurement, not an entity-specific measurement. This statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007. Earlier application is encouraged.  The Financial Group’s management is in the process of determining the potential impact of adopting this Standard on its consolidated financial position and results of operations.

SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115”, was issued in February 2007, and provides a fair value option to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis.  SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. This statement is not expected to impact the Financial Group’s consolidated financial operations in future periods.

FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”, was issued in July 2006. FIN No. 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN No. 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. FIN No. 48 is effective for fiscal years beginning after December 15, 2006.  The Financial Group’s management is in the process of determining the potential impact of adopting this interpretation on its consolidated financial position and results of operations.

Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” was issued in September 2006.  SAB No. 108 establishes a dual approach that requires quantification of financial statement misstatements based on the effects of the misstatements on an entity’s balance sheet and income statement (the iron curtain and roll-over methods) and the related financial statement disclosures.   SAB No. 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the “dual approach” had always been applied or (ii) recording the cumulative effect of initially applying the “dual approach” as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings.  The Financial Group determined that a cumulative adjustment of prior period misstatements was not required for its fiscal year ending December 2006, since the identified misstatements of prior periods were neither quantitatively nor qualitatively material to prior periods or the current period and thus did not require a prior period or cumulative adjustment.