Form 20-F
period 2007-12-31
GRUMA SA DE CV
filed 2008-06-27
CIK 1053947

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

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

Calzada del Valle, 407 Ote.
Colonia del Valle
San Pedro Garza García, Nuevo León
66220, México

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of exchange on which registered:
Series B Common Shares, without par value	New York Stock Exchange*
American Depositary Shares, each representing four Series B Common Shares, without par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

481,503,052 Series B Common Shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐            No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐            No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒            No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated file.

Large accelerated filer ☐                         Accelerated filer ☒                                Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	IFRS ☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

This Annual Report contains our audited consolidated financial statements as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007.  The financial statements have been audited by PricewaterhouseCoopers, an independent registered public accounting firm.

We publish our financial statements in pesos and prepare our consolidated financial statements in accordance with the Normas de Información Financiera (Mexican Financial Reporting Standards or “FRS”), which are accounting principles generally accepted in Mexico and are commonly referred to as “Mexican FRS.”  Mexican FRS differs in certain significant respects from accounting principles generally accepted in the United States of America, commonly referred to as “U.S. GAAP.”  See Note 21 to our audited consolidated financial statements for information relating to the nature and effect of such differences and for a quantitative reconciliation of our consolidated net income and stockholders’ equity to U.S. GAAP.

As the Mexican economy experienced significant levels of inflation prior to 2000, we are required under Mexican FRS to recognize the effects of inflation in our financial statements.  Under FRS B-10, issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. (Mexican Financial Reporting Standards Board or “CINIF”), we are required to present our financial information in inflation-adjusted monetary units to allow for more accurate comparisons of financial line items over time and to mitigate the distortive effects of inflation on our financial statements.  Unless otherwise indicated, all financial information in this Annual Report has been restated in pesos of constant purchasing power as of December 31, 2007.

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

Pursuant to FRS B-15 issued by CINIF, we apply the actual inflation rate in the relevant country of each non-Mexican subsidiary and then translate the inflation-adjusted financial statements into pesos.  The figures for subsidiaries in Central America, Venezuela and the United States are restated to period-end constant local currencies following the provisions of FRS B-10 and B-15, applying the general consumer price index from the country in which the subsidiary operates.  Once figures are restated, they are converted to Mexican Pesos by applying the exchange rate in effect at the end of the period.

For the purposes of the quantitative reconciliation to U.S. GAAP, we have restated the data as of December 31, 2006 and for years ended December 31, 2005 and 2006 in pesos of constant purchasing power as of December 31, 2007 using the Mexican National Consumer Price Index, or NCPI, rather than the international restatement factor in FRS B-15 of CINIF.  For a more detailed discussion of Mexican FRS inflation accounting methodologies, see “Item 5.  Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Results of Operations—Overview of Accounting Presentation.”

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

ITEM 2.          Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3.          Key Information.

SELECTED FINANCIAL DATA

The following tables present our selected consolidated financial data as of and for each of the years indicated.  The data as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007 are derived from and should be read together with our financial statements included herein and “Item 5.  Operating and Financial Review and Prospects.”

Our consolidated financial statements are prepared in accordance with Mexican FRS, which differs in certain significant respects from U.S. GAAP.  Note 21 to our audited consolidated financial statements provides information relating to the nature and effect of such differences, as they relate to us, and provides a reconciliation to U.S. GAAP of majority net income and total stockholders’ equity.

Pursuant to Mexican FRS, the consolidated financial statements and the selected consolidated financial data set forth below restate the components of stockholders’ equity using the NCPI factors and record gains and losses in purchasing power from holding monetary assets or liabilities.  Under Mexican FRS, non-monetary assets, with the exception of inventories and fixed assets of non-Mexican origin, are restated using the NCPI and General Consumer Price Index, or GCPI, factors for foreign subsidiaries.  Inventories are restated at current replacement costs while fixed assets of foreign origin are restated by the inflation rate of the country of origin prior to translation to pesos at the period-end exchange rate.  Mexican FRS also requires restatement of all financial statements to pesos of constant purchasing power as of the date of the most recent balance sheet presented, and accordingly all data in the consolidated financial statements and in the selected consolidated financial data set forth below have been restated in pesos of constant purchasing power as of December 31, 2007.  The effects of inflation accounting under Mexican FRS, other than for the use of a specific index for the restatement of fixed assets of foreign origin, have not been reversed in the reconciliation to U.S. GAAP.  See Note 21 to our consolidated financial statements.

	2003		2004		2005		2006		2007
	(thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except per share amounts)
Income Statement Data:
Mexican FRS:
Net sales	Ps.	25,693,603	Ps.	27,366,769	Ps.	29,346,074	Ps.	32,189,955	Ps.	35,816,046
Cost of sales	(16,360,269)		(17,558,113)		(19,166,333)		(20,975,201)		(24,192,290)
Gross profit	9,333,334		9,808,656		10,179,741		11,214,754		11,623,756
Selling, general and administrative expenses	(7,383,774)		(7,684,441)		(8,459,679)		(9,342,921)		(9,749,888)
Operating income	1,949,560		2,124,215		1,720,062		1,871,833		1,873,868
Other (expenses) income, net	(189,922)		(324,188)		(176,755)		(49,112)		555,743
Comprehensive financing result:
Interest expense	(593,077)		(532,951)		(628,345)		(602,315)		(683,578)
(Loss) gain in derivative financial instruments	—		—		—		(146,693)		155,456
Interest income	72,124		250,094		58,706		82,012		64,357
Monetary position gain, net	209,722		265,891		331,120		336,552		558,509
Foreign exchange gain (loss), net	(202,576)		(56,223)		(56,323)		(19,363)		72,129
Total comprehensive financing result	(513,807)		(73,189)		(294,842)		(349,807)		166,873
Equity in earnings of associated companies	262,215		309,005		684,844		643,318		707,835
Income before income tax, cumulative effect of change in accounting principle and minority interest	1,508,046		2,035,843		1,933,309		2,116,232		3,304,319
Income tax (current and deferred)	(753,778)		(835,901)		(406,995)		(432,170)		(925,710)
Cumulative effect of change in accounting principle	—		—		(59,545)		—		—
Minority interest	(204,549)		(189,059)		(162,076)		(82,937)		(145,288)
Majority net income	549,719		1,010,883		1,304,693		1,601,125		2,233,321
Per share data(1):
Income before cumulative effect of change in accounting principle	1.24		2.24		3.02		3.34		4.63
Cumulative effect of change in accounting principle	—		—		(0.13)		—		—
Majority net income per share	1.24		2.24		2.89		3.34		4.63
U.S. GAAP:
Net sales	26,804,559		27,652,314		28,578,636		31,530,165		35,427,207
Operating income	2,086,568		2,112,069		1,548,550		1,753,111		1,824,882
Net income	691,249		867,110		1,285,503		1,502,867		2,107,762
Per share data(1):
Net income per share	1.55		1.93		2.85		3.13		4.37

	2003	2004	2005	2006	2007
	(thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except capital stock and operating data)
Balance Sheet Data (at period end):
Mexican FRS:
Property, plant and equipment, net	14,529,336	14,466,732	15,119,019	15,563,733	16,247,447
Total assets	26,072,912	27,603,669	29,455,279	31,752,401	33,910,702
Short-term debt(2)	556,802	570,917	565,685	926,920	941,073
Long-term debt(2)	6,668,598	6,587,385	7,035,856	5,886,297	6,913,173
Total liabilities	11,660,454	12,535,457	13,946,499	13,850,150	15,333,503
Capital stock	16,573,870	16,937,177	16,965,083	18,158,922	18,120,976
Total stockholders’ equity(3)	14,412,458	15,068,209	15,508,778	17,902,251	18,577,199
U.S. GAAP:
Total assets	26,838,077	27,179,476	28,373,924	31,038,108	33,880,390
Long-term debt	7,233,205	6,888,792	7,043,108	5,924,119	6,913,173
Capital stock	16,573,854	16,836,936	16,864,840	18,058,698	18,020,752
Total stockholders’ equity	10,847,233	10,900,539	11,302,627	13,929,767	15,116,749

Other Financial Information:
Mexican FRS:
Capital expenditures	720,850	1,401,042	2,259,276	2,144,056	2,222,903
Depreciation and amortization	1,255,440	1,155,703	1,221,689	1,262,299	1,178,797
Resources provided by (used in):
Operating activities	1,487,881	2,149,488	1,988,563	1,973,611	267,347
Financing activities	(1,176,133)	(435,244)	232,304	(168,189)	208,003
Investing activities	(442,286)	(1,588,853)	(2,389,109)	(1,564,747)	(593,808)
U.S. GAAP:
Depreciation and amortization	1,192,880	1,168,943	1,174,020	1,241,875	1,158,976
Net cash provided by (used in):
Operating activities	1,390,398	1,670,982	1,519,036	1,661,269	(177,314)
Investing activities	(295,485)	(1,333,834)	(1,875,175)	(1,465,231)	(514,608)
Financing activities	(985,424)	(166,637)	217,354	82,273	627,108

Operating Data:
Sales volume (thousands of tons):
Gruma Corporation (corn flour, tortillas and other)(4)	979	1,088	1,275	1,327	1,329
GIMSA (corn flour, tortillas and other)(4)	1,406	1,448	1,582	1,734	1,753
Gruma Venezuela (corn flour, wheat flour and other)	518	504	480	486	480
Molinera de México (wheat flour)	575	460	474	477	488
Gruma Centroamérica (corn flour and other)(5)	144	154	178	212	220
Production capacity (thousands of tons):
Gruma Corporation (corn flour and tortillas)	1,394	1,548	1,661	2,021	2,063
GIMSA (corn flour, tortillas and other)(5)	2,345	2,408	2,801	2,797	2,954
Gruma Venezuela (corn flour, wheat flour and other)(6)	792	786	764	764	808
Molinera de México (wheat flour)	717	717	801	801	894
Gruma Centroamérica (corn flour and other)	217	220	264	266	319
Number of employees	15,104	15,727	16,582	18,124	18,767

(1)

Based upon weighted average of outstanding shares of our common stock (in thousands), as follows: 445,098 shares for the year ended December 31, 2003; 450,306 shares for the year ended December 31, 2004; 451,446 shares for the year ended December 31, 2005; 480,007 shares for the year ended December 31, 2006; and 482,506 for the year ended December 31, 2007.

(2)	Short-term debt consists of bank loans and the current portion of long-term debt. Long-term debt consists of debentures and bank loans.
(3)

Total stockholders’ equity includes minority interests as follows: Ps.3,192 million at December 31, 2003; Ps.3,194 million at December 31, 2004; Ps.3,148 million at December 31, 2005; Ps.3,069 million at December 31, 2006; and Ps.2,882 million at December 31, 2007.

(4)	Net of intercompany transactions.
(5)	Includes 194 thousand tons of temporarily idled production capacity at December 31, 2007.
(6)	Includes 118 thousand tons of temporarily idled production capacity at December 31, 2007.

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

During 2007, 2006, 2005 and 2004, we paid dividends to shareholders, in nominal terms, of  Ps. 410 million, Ps.410 million, Ps.359 million, and Ps.315 million, respectively.  In pesos of constant purchasing power as of December 31, 2007, the dividends paid or payable to shareholders in 2007, 2006, 2005 and 2004 amounted to Ps.424 million, Ps.440 million, Ps.396 million and Ps.364 million, respectively.

Exchange Rate Information

Mexico has had a free market for foreign exchange since 1991. Prior to December 1994, the Banco de México, or Mexican Central Bank, kept the peso-U.S. dollar exchange rate within a range prescribed by the government through intervention in the foreign exchange market.  In December 1994, the government suspended intervention by the Mexican Central Bank and allowed the peso to float freely against the U.S. dollar.  The peso declined during the period from 1994 through 1998, at times in response to events outside of Mexico, but was relatively stable in 1999, 2000 and 2001.  In late 2001 and early 2002, the Mexican peso appreciated considerably against the U.S. dollar and, more strongly, against other foreign currencies.  From the second quarter of 2002 and until the end of 2003, the Mexican peso depreciated in value.  From the beginning of 2004 to June 2008, the Mexican peso has been relatively stable, ranging from 10.32 to 11.60.  There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar.  The rates have not been restated in constant currency units.

	Noon Buying Rate (Ps. Per U.S.$ )
Year	High (1)	Low (1)	Average (2)	Period End
2003	11.4063	10.1130	10.8460	11.2420
2004	11.6350	10.8050	11.2900	11.1540
2005	11.4110	10.4135	10.8940	10.6275
2006	11.4600	10.4315	10.9056	10.7995
2007	11.2692	10.6670	10.9277	10.9169
2008 (through June 13)
December 2007	10.9169	10.8001	10.8463	10.9169
January 2008	10.9730	10.8190	10.9057	10.8190
February 2008	10.8236	10.6730	10.7656	10.7263
March 2008	10.8490	10.6700	10.7379	10.6925
April 2008	10.6005	10.4415	10.5146	10.5101
May 2008	10.5701	10.3055	10.4381	10.3290
June 2008(3)	10.4365	10.2900	10.3573	10.3665

(1)	Rates shown are the actual low and high, on a day-by-day basis for each period.
(2)	Average of month-end rates.
(3)	Through June 13, 2008.

On June 13, 2008, the noon buying rate for pesos was Ps.10.3665 to U.S.$1.00.

RISK FACTORS

Risks Relating to Mexico

Our Results of Operations Could Be Affected by Economic Conditions in Mexico

We are a Mexican company with 44% of our consolidated assets located in Mexico and 33% of our consolidated net sales derived from our Mexican operations as of December 31, 2007.  As a result, Mexican economic conditions could impact our results of operations.

In the past, Mexico has experienced exchange rate instability and devaluation of the peso as well as high levels of inflation, domestic interest rates, unemployment, negative economic growth and reduced consumer purchasing power.  These events resulted in limited liquidity for the Mexican government and local corporations.  Civil and political unrest in Venezuela or elsewhere could produce similar results.  See “—Developments in Other

Countries Could Adversely Affect the Mexican Economy, the Market Value of our Securities and Our Results of Operations.”  The Mexican economy grew by 1.3% in 2003, by 4.4% in 2004, by 3.0% in 2005, by 4.8% in 2006, by 3.3% in 2007 and by an annualized rate of 2.6% in the first quarter of 2008.  However, if the Mexican economy falls into recession, or if inflation and interest rates increase, consumer purchasing power may decrease and, as a result, demand for our product may decrease.  In addition, a recession could affect our operations to the extent we are unable to reduce our costs and expenses in response to falling demand.

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

Mexican presidential and congressional elections took place on July 2, 2006.  Felipe Calderón Hinojosa was elected president for the 2006-2012 term.  He is the second presidential candidate to be elected from the Partido Acción Nacional, which won for the first time in 2000.  No political party in Mexico succeeded in securing a majority in the Congress or Senate.  The lack of a majority party in the legislature, the potential lack of alignment between the legislature and the president and any changes that result from the presidential and congressional elections could result in instability or deadlock, and prevent the timely implementation of political and economic reforms, which in turn could have a material adverse effect on Mexican economic policy and on our business.

Governmental policies have negatively affected our sales of corn flour in the past and may continue to do so in the future. Until 2007 we depended on corn import permits to ensure an adequate supply of corn in low-corn producing regions of Mexico.  Commencing on January 1, 2008 pursuant to the NAFTA agreement, the import of grains, including corn, no longer requires import permits.  Nevertheless, we cannot assure that the Mexican government will continue to comply with the terms of the NAFTA agreement, nor take actions that could adversely affect us.  See “Item 4.  Information on the Company—Regulation.”

The Mexican government supports the commercialization of corn for Mexican corn growers through the Agricultural Incentives and Services Agency (Apoyos y Servicios a la Comercialización Agropecuaria, or ASERCA). To the extent that this or other similar programs are cancelled by the Mexican government, we may be required to incur additional costs in purchasing corn for our operations, and therefore we may need to increase the prices of our products to reflect such additional costs. See “Item 4.  Information on the Company—Regulation.”

Since the end of 2006 and continuing through 2007 and 2008, the price of corn set by the Chicago Board of Trade and the average price of Mexican corn increased dramatically due to a number of factors, including the increased use of corn in the manufacture of ethanol, a substitute for gasoline, as well as other bio-fuels. Consequently, the price of corn flour and corn tortillas, the main food staple in Mexico, increased due to such increases in the international and domestic prices of corn. In order to stabilize the price of tortillas and provide Mexican families with a consistent supply of corn, corn flour and tortillas at a reasonable price, the Mexican government promoted two agreements among the various parties involved in the corn-corn flour-tortilla production chain. The first agreement was effective from January 15, 2007 through April 30, 2007.  On April 25, 2007, the Mexican government announced a second agreement that extended the provisions of the first agreement through August 15, 2007.  As a result, our corn flour prices did not reflect the increase in the cost of corn, which resulted in a significant deterioration in the financial performance of GIMSA, our subsidiary engaged in corn-flour production in Mexico, during the first quarter of 2007. The term of the second agreement was extended subsequently through December 31, 2007. Although the second agreement expired at the end of 2007, as of June 13, 2008, the parties to that agreement have voluntarily continued to operate under its terms.

In addition, the Mexican government has recently announced a new policy aimed at aiding the domestic economy in facing the worldwide increase in food prices. Under this new policy, the Mexican government will (i) facilitate the supply in Mexico of, and access of Mexican consumers to, food at the best prices in the international market, (ii) promote the production of food products and increase the productivity of Mexican farms, and (iii) protect the income and strengthen the financial condition of poor families in Mexico. While the Mexican government has not directly fixed or capped corn flour or tortilla prices, it has strongly encouraged Mexican producers and retailers to voluntarily do so. There can be no assurance that there will not be another extension of the aforementioned agreements, that we will not continue to further comply with their terms after expiration, that any of the parties to these agreements will continue to sell corn flour or tortillas at the prices provided in these agreements, that the Mexican government will not reestablish taxes on the import of corn and wheat, or that the Mexican government will not institute price controls or other actions on the products we sell, which could adversely affect our financial condition and results of operations. See “Item 4.  Information on the Company—Business Overview—Mexican Operations—GIMSA—Corn Flour Operation.”

The level of environmental regulations and enforcement in Mexico has increased in recent years.  In the past, the Comisión Nacional del Agua, or National Water Commission or CNA, has brought enforcement proceedings against us for fees arising from alleged water discharges from five of our facilities in Mexico. As of December 5, 2007, all of the proceedings brought against us by the CNA have been resolved in our favor. We cannot assure you that further actions of this type will not be brought against us. We expect the trend toward greater environmental regulation and enforcement to continue and to be accelerated as a result of international agreements between Mexico and the United States.  The promulgation of new environmental regulations or higher levels of enforcement may adversely affect us.  See “Item 8.  Financial Information—Legal Proceedings” and “Item 4.  Information on the Company—Regulation.”

Devaluations of the Mexican Peso Affect our Financial Performance

As of December 31, 2007, 93% of our debt obligations were denominated in U.S. dollars.  We generate approximately 49% of our revenues in U.S. dollars, which in 2007 represented 222% of our then outstanding debt obligations.  While the dollar revenues we earn may act as a natural hedge for part of our dollar-denominated debt obligations, we have not entered into derivative contracts to hedge our foreign currency risk with respect to the outstanding principal amount of these obligations. However, because we have significant international operations, we remain exposed to foreign exchange risks that could affect our ability to meet our obligations and result in foreign exchange losses on our dollar-denominated obligations. We posted net foreign exchange losses of Ps.56 million in 2005, Ps.19 million in 2006, and gain of Ps.72 million in 2007.  Any significant decrease in the value of the peso relative to the U.S. dollar may have an adverse effect on our liquidity and on our ability to meet our dollar-denominated debt obligations.

High Levels of Inflation and High Interest Rates in Mexico Could Adversely Affect the Business Climate in Mexico and our Financial Condition and Results of Operations

Mexico has experienced high levels of inflation in the past.  The annual rate of inflation, as measured by changes in the National Consumer Price Index, was 3.33% for 2005, 4.05% for 2006 and 3.76 for 2007.  From January through May 2008, the inflation rate was 1.61%.  On June 13, 2008, the 28-day CETES rate was 7.43%.  While the substantial part of our debt is dollar-denominated at this time, high interest rates in Mexico may adversely affect the business climate in Mexico generally and our financing costs in the future and thus our financial condition and results of operations.

Developments in Other Countries Could Adversely Affect the Mexican Economy, the Market Value of Our Securities and Our Results of Operations

The Mexican economy may be, to varying degrees, affected by economic and market conditions in other countries.  Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers.  In recent years, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States.  Accordingly, the slowing economy in the United States, and the uncertainty of the impact it could have on the general economic conditions in Mexico and the United States could have a significant adverse effect on our businesses and results of operations.  See—“Risks Relating to the United States—Unfavorable General Economic Conditions in the United States Could Negatively Impact Our Financial Performance”  In addition, in the past, economic crises in Asia, Russia, Brazil, Argentina and other emerging market countries adversely affected the Mexican economy.

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

Differences Between Mexican FRS and U.S. GAAP May Have an Impact on the Presentation of Our Financial Information

Our annual audited consolidated financial statements are prepared in accordance with Mexican FRS, which differ in some significant respects from U.S. GAAP.  Financial results reported using Mexican FRS may differ substantially from those results that would have been obtained using U.S. GAAP.  We are required, however, to file an annual report on Form 20-F containing financial statements reconciled to U.S. GAAP, although this filing only contains year-end financial statements reconciled to U.S. GAAP for our three most recent fiscal years.  See Note 21 to our audited consolidated financial statements.

Risks Relating to Our Company

Fluctuations in the Cost and Availability of Corn, Wheat and Wheat Flour May Affect Our Financial Performance

Our financial performance may be affected by the price and availability of corn, wheat and wheat flour as each raw material represented 33%, 12% and 7%, respectively, of our cost of sales in 2007.  Mexican and world markets have experienced periods of either over-supply or shortage of corn and wheat, some of which have caused adverse effects on our results of operations.  Recently, there has been substantial volatility and increases in the price of corn, partly due to the demand for corn-based ethanol in the U.S., which has increased our cost of corn and negatively affected our financial condition and results of operation. We believe that the demand for corn will increase over the long term in connection with the manufacture of corn-based ethanol. Also, there have been dramatic increases in the price of wheat driven by negative weather conditions in certain regions of the world and increased demand worldwide, especially from emerging countries.

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

Increases in the Cost of Energy Could Affect Our Profitability

We use a significant amount of electricity, natural gas and other energy sources to operate our corn and wheat flour mills and processing ovens for the manufacture of tortillas and related products at our major domestic and international facilities.  In addition, considerable amounts of diesel fuel are used in connection with the distribution of our products.  The cost of energy sources may fluctuate widely due to economic and political conditions, government policy and regulation, war, or other unforeseen circumstances.  An increase in the price of fuel and other energy sources would increase our operating costs and, therefore, could affect our profitability.

The Presence of Genetically Modified Corn in Our Products, Which is Not Approved for Human Consumption, May Have a Negative Impact on Our Results of Operations

As we do not grow our own corn, we are required to buy it from various producers in the United States, Mexico and elsewhere.  Although we only buy corn from farmers and grain elevators who agree to supply us with approved varieties of corn and we have developed a protocol in all our operations with the exception of Venezuela to test and monitor our corn for certain strains of bacteria and chemicals that have not been approved for human consumption, we may unwittingly buy genetically modified corn that is not approved for human consumption, and use such raw materials in the manufacture of our products.  This may result in costly recalls and subject us to lawsuits which may have a negative impact on our results of operations.

In the past, various claims have been alleged, mostly in the United States and the European Union, that genetically modified foods are unsafe for human consumption, pose risks of damage to the environment and create legal, social and ethical dilemmas.  Some countries, particularly in the European Union, as well as Australia and some countries in Asia, have instituted a partial limitation on the import of grain produced from genetically modified seeds.  Some countries have imposed labeling requirements and traceability obligations on genetically modified agricultural and food products, which may affect the acceptance of these products.  To the extent that we may unknowingly buy or be perceived to be a seller of genetically modified corn not approved for human consumption, this may have a significant negative impact on our financial condition and results of operation.

Downgrades of Our Debt May Increase Our Financing Costs or Otherwise Adversely Affect Us or Our Stock Price

Our long-term senior unsecured perpetual bond is rated “BBB-” by Standard & Poor’s Ratings Services (“Standard & Poor’s”), and “BBB-” by Fitch Ratings.  On April 12, 2007, Standard & Poor’s revised its outlook on us from neutral to negative.  On February 1, 2008, Standard & Poor’s placed our senior notes on Credit Watch with negative implication. On March 12, 2008, Standard & Poor’s removed our senior notes from Credit Watch with negative implication after our May 2008 rights offering improved our debt ratios.  We continue to have a BBB- rating with negative outlook.

Our access to external sources of financing, as well as the cost of that financing, could be adversely affected by a deterioration of our long-term debt ratings.  A downgrade in our credit ratings would increase the cost of and/or limit the availability of unsecured financing, which may make it more difficult for us to raise capital when necessary.  If we cannot obtain adequate capital on favorable terms or at all, our business, operating results and financial condition would be adversely affected.

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

Economic and Legal Risks Associated with a Global Business May Affect Our International Operations

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

•                  recent developments in the international credit markets, which could affect capital availability or cost, and could restrict our ability to obtain financing or refinance our existing indebtedness at favorable terms, if at all; and

•                  intellectual property laws of countries that do not protect our international rights to the same extent as the laws of Mexico.

In addition, we have recently expanded our operations to China, Malaysia, Australia and England.  Our presence in these and other markets could present us with new and unanticipated operational challenges.  For example, we may encounter labor restrictions or shortages and currency conversion obstacles, or be required to comply with stringent local governmental and environmental regulations.  Any of these factors could increase our operating expenses and decrease our profitability.

Our Business May Be Adversely Impacted by Risks Related to Our Currency Derivatives Trading Activities

From time to time, we enter into currency derivative transactions that cover varying periods of time and have varying pricing provisions.

We are exposed to potential changes in the value of our derivative instruments primarily caused by fluctuations in currency exchange rates.  These fluctuations may result from changes in economic conditions, investor sentiment, monetary and fiscal policies, the liquidity of global markets, international and regional political events, and acts of war or terrorism.  We account for these derivative transactions using the mark-to-market accounting method.  The mark-to-market value of these derivatives instruments may increase or decrease prior to the settlement date of the instruments.  We may incur unrealized losses as a result of the factors described above. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Risks Relating to Venezuela

Venezuela Presents Significant Economic Uncertainty and Political Risk, Which May in the Future Have an Adverse Impact on Our Operations and Financial Performance

Our operations in Venezuela accounted for approximately 11% of our net sales in 2007.  In recent years, political and social instability has prevailed in Venezuela.  This unrest presents a risk to our business which cannot be controlled or accurately measured or estimated.  For instance, as a result of the nation-wide general strike that took place from early December 2002 to February 2003, and in an effort to shore up the economy and control inflation, Venezuelan authorities imposed foreign exchange and price controls in early 2003.

These price controls apply to products such as corn flour and wheat flour, which limit our ability to increase our prices in order to compensate for higher costs in raw materials. However, in February 2008, the Venezuelan government liberalized price controls on retail wheat flour. We cannot predict whether the Venezuelan government will reinstate price controls on wheat flour in the future.  Additionally, the foreign exchange controls imposed by the Venezuelan government limit our ability to convert bolívares (the Venezuelan currency) into other currencies and transfer funds out of Venezuela.  In February 2003, the Venezuelan government established a single fixed exchange rate for the bolívar of 1,600.00 bolívares per U.S.$1.00, which has been increased on several occasions to the current fixed exchange rate of 2,150.00 bolívares per U.S.$1.00 in effect since March 2005.

Hugo Chávez, the current president of Venezuela was reelected to a second term in December 2006 and it is expected that political and social instability will continue to prevail during his six year term. Recently, the

Government of Venezuela announced the nationalization of foreign-owned companies in key industries such as steel, telecommunications and cement. We cannot assure you that the government of Venezuela will not continue to nationalize other foreign-owned companies.  The Venezuelan government’s continued nationalization of foreign owned companies could adversely affect our financial condition and results of operation.

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

Risks Relating to the United States

Unfavorable General Economic Conditions in the United States Could Negatively Impact Our Financial Performance

Net sales in the U.S. constituted approximately 45% of our total sales in 2007.  Unfavorable general economic conditions, such as a possible recession or economic slowdown in the United States could negatively affect the affordability of and consumer demand for some of our products.  Under difficult economic conditions, consumers may seek to forego purchases of our products or, if available, shift to lower-priced products offered by other companies.  Softer consumer demand for our products in the United States or in other major markets could reduce our profitability and could negatively affect our financial performance.

Additionally, as the retail grocery trade continues to consolidate and our retail customers grow larger, they could demand lower pricing and increased promotional programs.  Also, our dependence on sales to certain retail customers could increase.  There is a risk that we will not be able to maintain our U.S. profit margin in this environment.

Demand for our products in Mexico, also may be disproportionately affected by the performance of the United States economy.

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

We Have Significant Transactions With Affiliates That Could Create Potential Conflicts of Interest

As of December 31, 2007, we held approximately 8.62 % of the capital stock of Grupo Financiero Banorte, S.A.B. de C.V. or GFNorte, a Mexican financial institution. In the normal course of business, we may obtain financing from GFNorte’s subsidiaries at market rates and terms.  For the past five and a half years, the highest outstanding loan amount was Ps. 162 million (in nominal terms) with an interest rate of 8.9% in December 2003.

We purchase some of our inventory ingredients from our shareholder and associate Archer-Daniels-Midland Company, or Archer-Daniels-Midland.  During 2005, 2006 and 2007, we purchased U.S.$105 million, U.S.$115 million and U.S.$133 million of inventory ingredients, respectively, from Archer-Daniels-Midland.  Transactions with affiliates may create the potential for conflicts of interest.  See “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

Our Controlling Shareholder Exerts Substantial Control Over Our Company

As of April 30, 2008, Roberto González Barrera and his family controlled approximately 50.9% of our outstanding shares.  Following our equity rights offering in Mexico, which we completed on May 20 2008, Mr. González Barrera and his family increased their ownership in our company.  As of June 13, 2008, Roberto González Barrera and his family controlled approximately 55.9% of our outstanding shares, see “Item 10. Change in Capital Stock.”  Consequently, Mr. González Barrera and his family have the power to elect the majority of our directors and to determine the outcome of most actions requiring approval of our stockholders, including the declaration of dividends.  The interests of Mr. González Barrera and his family may differ from those of our other shareholders.  Mr. González Barrera and his family’s holdings are described under “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders.”

Mr. González Barrera has pledged and may be required to further pledge part of his shares in our company to secure some of his borrowings.  If there is a default and the lenders enforce their rights against any or all of these shares, Mr. González Barrera and his family could lose control over us and a change of control could result.  In addition, this could trigger a default in one of our credit agreements and have a material adverse effect upon our business, financial condition, results of operations and prospects.  For more information about this pledge, see “Item 7.  Major Shareholders and Related Party Transactions.”

Archer-Daniels-Midland, Our Strategic Partner, Has Influence Over Some Corporate Decisions; Our Relationship With Archer-Daniels-Midland Could Become Adverse and Hurt Our Performance

Archer-Daniels-Midland owns, directly or indirectly, approximately 23.2% of our outstanding shares.  However, a portion of such interest is held through a Mexican corporation jointly owned with Mr. González Barrera, who has the sole authority to determine how those shares are voted.  Thus, Archer-Daniels-Midland only has the right to vote 18.9% of our outstanding shares.  In addition, Archer-Daniels-Midland has the right to nominate two of the 15 members of our board of directors and their corresponding alternates. As a result, Archer-Daniels-Midland may influence the outcome of actions requiring the approval of our shareholders or our board of directors.  Mr. González Barrera and Archer-Daniels-Midland have also granted each other rights of first refusal in respect of their shares in our company, subject to specified conditions.

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

Archer-Daniels-Midland owns, directly or indirectly, a 40% interest in our subsidiary, Molinera de México, S.A. de C.V., or Molinera de México, and a 20% interest in our subsidiary, Azteca Milling, L.P., or Azteca Milling.  Additionally, Archer-Daniels-Midland owns a 3% indirect interest in Molinos Nacionales, C.A., or MONACA and a 3% indirect interest in Derivados de Maíz Seleccionado, C.A. or DEMASECA.  For more information, please see “Item 4.  Information on the Company—Business Overview— Gruma Venezuela.”  These subsidiaries account for 11% of our revenue. Although we own a majority ownership interest in these subsidiaries, in each of Azteca Milling and Molinera de México we are required to obtain the consent and cooperation of Archer-Daniels-Midland with respect to certain matters in order to increase our capital expenditures and to implement and expand upon our business strategies.

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

We own approximately 83% of the outstanding shares of Grupo Industrial Maseca, S.A.B. de C.V., or GIMSA, 73% of MONACA, 57% of DEMASECA, 80% of Azteca Milling, L.P. (through Gruma Corporation), 60% of Molinera de México, S.A. de C.V. and, as of December 31, 2007, 8.62% of GFNorte.  Upon completion of a series of transactions which commenced in April 2006 and are expected to be completed by December 2008, we will own a 57% interest in MONACA.  For more information regarding these transactions, please see “Item 4.  Information on the Company—Business Overview—Gruma Venezuela.”  Accordingly, we are entitled to receive only our pro rata share of any of these subsidiaries’ dividends.

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

•            In 1996, we strengthened our position in the U.S. corn flour market through an association with Archer-Daniels-Midland, which currently owns approximately 23.2% of our shares.  Through this association we combined our existing U.S. corn flour operations and strengthened our position in the U.S. corn flour market.  This association also allowed us to enter the

Mexican wheat flour market by acquiring a 60% ownership interest in Archer-Daniels-Midland’s Mexican wheat flour operations.

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

•            In 2007, we made major investments in capacity expansions and upgrades in Gruma Corporation, started the construction of a tortilla plant for  Gruma Asia and Oceania, and expanded two of GIMSA’s plants.

•            In 2008, most of our capital expenditures were applied to Gruma Corporation for the construction of a tortilla plant in California and capacity expansions at existing facilities, to Gruma Asia and Oceania for the construction of a tortilla plant in Australia, and to Gruma Venezuela for the construction of a wheat flour mill in Venezuela.

We are continuously considering potential acquisitions which could improve our market share, profitability and fit into our overall strategy.

ORGANIZATIONAL STRUCTURE

We are a holding company and conduct our operations through subsidiaries.  The table below sets forth our principal subsidiaries as of December 31, 2007.

Name of Company	Principal Markets	Jurisdiction of Incorporation	Percentage Owned(1)	Products/ Services

Mexican Operations

Grupo Industrial Maseca, S.A.B. de C.V. (“GIMSA”)	Mexico	Mexico	83%	Corn flour, Wheat flour; Other
Molinera de México, S.A. de C.V. (“Molinera de México”)	Mexico	Mexico	60%	Wheat flour, Other

U.S. and Europe Operations(2)

Gruma Corporation	United States, Europe	Nevada	100%	Packaged tortillas, Other tortilla related products, Corn flour, Other

Azteca Milling(3)	United States	Texas	80%	Corn flour

Central American Operations

Gruma Centroamérica, LLC	Costa Rica, Honduras, Guatemala, El Salvador, Nicaragua, Ecuador	Nevada	100%	Corn flour, Packaged tortillas, Snacks, Hearts of palm, Rice

Venezuelan Operations(4)

Molinos Nacionales, C.A. (“MONACA”)(5)	Venezuela	Venezuela	73%	Corn flour, Wheat flour, Other products
Derivados de Maíz Seleccionado, C.A. (“DEMASECA”)(5)	Venezuela	Venezuela	57%	Corn flour

Other Subsidiaries

Mission Foods (Shanghai) Co. Ltd., Gruma Oceania Pty. Ltd., and Mission Foods (Malaysia) Sdn. Bhd. (“Gruma Asia and Oceania”)	Asia and Oceania	China, Malaysia and Australia	100%	Packaged tortillas, Chips, Other products
Productos y Distribuidora Azteca, S.A. de C.V. (“PRODISA”)	Mexico	Mexico	100%	Packaged tortillas, Other related products
Investigación de Tecnología Avanzada, S.A. de C.V. (“INTASA”)	Mexico	Mexico	100%	Construction, Technology and Equipment operations

(1)	Percentage of equity capital owned by us directly or indirectly through subsidiaries.
(2)	As of 2007, the Asia and Oceania operations are presented as a separate business unit from Gruma Corporation.
(3)	A limited partnership between Gruma Corporation (80%) and Archer-Daniels-Midland (20%).
(4)	Together these subsidiaries are referred to as “Gruma Venezuela.”
(5)

Upon completion of a series of transactions with our Venezuelan partners in MONACA and DEMASECA, GRUMA will hold a 57% indirect interest, Archer-Daniels-Midland will hold a 3% indirect interest and our partner will hold a 40% indirect interest in both MONACA and DEMASECA. Such transactions are expected to be completed by December 2008. For more information regarding these transactions, please see “– Business Overview– Gruma Venezuela.”

Our subsidiaries accounted for the following percentages and amount of our net sales in millions of pesos of constant purchasing power as of December 31, 2007 for the years ended December 31, 2005, 2006 and 2007.

	Year ended December 31,
	2005			2006			2007
	In Millions of Pesos		Percentage of Net Sales	In Millions of Pesos		Percentage of Net Sales	In Millions of Pesos		Percentage of Net Sales
Gruma Corporation	Ps.	14,473	49%	Ps.	16,170	50%	Ps.	17,406	49%
GIMSA	7,046		24	7,666		24	9,012		25
Gruma Venezuela	3,984		14	3,874		12	3,862		11
Molinera de México	2,029		7	2,212		7	2,694		8
Gruma Centroamérica	1,662		5	1,863		6	2,076		6
Others and eliminations	152		1	405		1	766		1

Association with Archer-Daniels-Midland

We entered into an association with Archer-Daniels-Midland in September 1996.  Archer-Daniels-Midland is one of the world’s largest agricultural processors and traders.  Through our partnership we have improved our position in the U.S. corn flour market and gained an immediate presence in the Mexican wheat flour market.

As a result of this association, we and Archer-Daniels-Midland combined our U.S. corn flour operations to form Azteca Milling, L.P., a limited partnership in which we hold indirectly, 80% and Archer-Daniels-Midland holds indirectly, 20%.  We and Archer-Daniels-Midland agreed to produce and distribute corn flour in the United States through Azteca Milling.  In addition, we acquired 60% of the capital stock of Archer-Daniels-Midland’s wholly-owned Mexican wheat milling operations, Molinera de México, S.A. de C.V.  Archer-Daniels-Midland retained the remaining 40%.  We and Archer-Daniels-Midland agreed to produce and distribute wheat flour in Mexico through Molinera de México. As part of this agreement, we also received U.S.$258.0 million in cash and gained exclusivity rights from Archer-Daniels-Midland in specified corn flour and wheat flour markets.  In return, Archer-Daniels-Midland received 74,696,314 of our then newly issued shares, which represented at that time approximately 22% of our total outstanding shares and the right to designate two of the 15 members of our board of directors and their corresponding alternates.  Currently, Archer-Daniels-Midland owns, directly and indirectly, approximately 23.2% of our outstanding shares and, indirectly, a combined 3% stake in MONACA and DEMASECA.  See “Item 3.  Key Information—Risk Factors—Risks Relating to Our Controlling Shareholders and Capital Structure—Archer-Daniels-Midland, Our Strategic Partner, Has Influence Over Some Corporate Decisions.” and “Item 10.  Additional Information—Material Contracts—Archer-Daniels-Midland.”

Capital Expenditures

Our capital expenditure program continues to be primarily focused on our core businesses and markets. Capital expenditures for 2005, 2006 and 2007 were U.S.$193 million, U.S.$189 million and U.S.$204 million, respectively.  Our capital expenditures include investments in property, plant and equipment, acquisitions of new plants and brands and investments in common stock.  Investments in 2005 were mainly applied to the construction of a new plant, expansions and upgrades of existing plants and several acquisitions, including the CHS (tortilla assets) and Agroinsa acquisitions.  Investments in 2006 were mainly applied to: (i) the expansion of tortilla capacity and upgrades in existing and new plants within Gruma Corporation; (ii) the acquisition of Pride Valley Foods, a company based in Newcastle, England, that manufactures tortillas, pita bread, chapatti, and naan, for an acquisition cost of approximately U.S.$33 million; (iii) the construction of a tortilla plant in Shanghai, China, for a total investment of approximately U.S.$7 million; (iv) the acquisition of Rositas Investments, a tortilla company based in Australia, for approximately U.S.$13 million; (v) the acquisition of Oz-Mex Foods, a tortilla company based in Australia, for approximately U.S.$4 million; and (vi) the purchase of the remaining 49% ownership interest in Nuova De Francesch & Figli, a corn flour company based in Italy, in which we previously held a 51% ownership interest, for approximately U.S.$8.2 million.  To a lesser extent, investments were also applied to capacity expansions in GIMSA and Gruma Centroamérica. Major capital expenditures in 2007 were focused on expanding and upgrading capacity at Gruma Corporation, capacity expansions at GIMSA and Gruma Centroamérica, and the construction of a tortilla plant in Australia.  We have budgeted approximately U.S.$200 million for capital expenditures in 2008, which we intend to use for additional capacity in Gruma Corporation, the construction of a tortilla plant in California and to finalize the construction of a tortilla plant in Australia.  GRUMA will also invest a smaller amount in Gruma Venezuela, GIMSA and Gruma Centroamérica during 2008.  We anticipate financing these expenditures throughout the year through our own cash flows.  This capital expenditures budget does not include any potential acquisitions.  During the first quarter of 2008, we spent approximately U.S.$46 million on capital expenditures, most of which was applied to Gruma Corporation for the construction of a tortilla plant in California and capacity expansions at existing facilities, to Gruma Asia and Oceania for the construction of a tortilla plant in Australia, and to Gruma Venezuela for the construction of a wheat flour mill in Venezuela.

The following table sets forth the aggregate amount of our capital expenditures during the periods indicated.

	Year ended December 31,
	2005	2006	2007
	(in millions of U.S. dollars(1))
Gruma Corporation	$88.0	$121.3	$96.1
GIMSA	69.6	31.3	23.6
Gruma Venezuela	17.2	7.6	6.7
Molinera de México	1.8	5.1	3.6
Gruma Centroamérica	3.9	11.8	13.1
Others and eliminations	12.7	11.8	60.5
Total consolidated	$193.2	$188.9	$203.6

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

The following table sets forth our revenues by geographic market for years ended December 31, 2005, 2006 and 2007.

	Year ended December 31,
	2005		2006		2007
	(in millions of Pesos of constant purchasing power as of December 31, 2007)
United States and Europe	Ps.	14,473	Ps.	16,168	Ps.	17,403
Mexico	9,226		9,977		11,652
Venezuela	3,984		3,874		3,862
Central America	1,663		1,862		2,076
Asia and Oceania	—		309		823
Total	Ps.	29,346	Ps.	32,190	Ps.	35,816

Strategy

Our strategy for growth is to focus on our core business—the manufacturing of tortillas, corn flour and wheat flour—and to capitalize upon our leading positions in the corn flour and tortilla industries.  We have taken advantage of the increasing popularity of Mexican food and, more importantly, tortillas in the U.S., European and Asia and Oceania markets.  We have also taken advantage from the adoption of tortillas by the U.S. general market and by Europeans for the preparation of different recipes other than Mexican food, and from the flexibility of our wraps and new product concepts we have launched such as low-fat, carb-balance and multigrain.  We may consider potential acquisitions which could improve our market share, profitability and fit into our overall strategy.  Our strategy includes the following key elements:

Expand in the Growing Retail and Food Service Tortilla Markets in New Regions in the United States:   We believe that the size and growth of the U.S. retail and food service tortilla markets offer significant opportunities for expansion.

Enter and Expand in the Tortilla Markets in Other Regions of the World:   We believe that new markets in other continents such as Europe, Asia and Oceania offer us significant opportunities.  We believe our current operations in Europe will enable us to better serve markets in Europe and in the Middle East through stronger vertical integration, improvements in logistical efficiencies, and enhanced knowledge of our local markets.  Our presence in China and Oceania will enable us to offer our customers fresh products and respond more quickly to their needs.  We will continue to evaluate ways to profitably expand into these rapidly growing markets.

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

Encourage Transition in All Our Markets from Traditional Cooked-Corn Method to Corn Flour Method as Well as New Uses for Corn Flour, and Continue to Establish MASECA as a Leading Brand:  We pioneered the dry corn flour method of tortilla production, which offers several advantages over the centuries-old traditional wet corn dough method.  We continue to view the transition from the traditional method to the corn flour method of making tortillas and tortilla chips as the primary opportunity for increased corn flour sales.  We will continue to encourage this transition through improving customer service, advertising and promoting principally our MASECA® brand corn flour, as well as leveraging off of our manufacturing capacity and distribution networks.  We also see an opportunity for further potential growth in the fact that the dry corn flour method is more environmentally friendly than the traditional method.  We also are working to expand the use of corn flour in the manufacture of different types of products besides tortillas and tortilla chips.

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

U.S. and European Operations

Overview

We conduct our United States and European operations principally through our subsidiary, Gruma Corporation, which manufactures and distributes corn flour, packaged tortillas, corn chips and related products.  The Asia and Oceania operations were reported in our financial statements under Gruma Corporation through December 2006, but since 2007 the Asia and Oceania operations have been reported under the line item “Other and eliminations.”  Gruma Corporation commenced operations in the United States in 1977, initially developing a presence in certain major tortilla consumption markets by acquiring small tortilla manufacturers and converting their production processes from the traditional “wet corn dough” method to our dry corn flour method.  Eventually, we began to build our own state-of-the-art tortilla plants in certain major tortilla consumption markets.  We have vertically integrated our operations by (i) building corn flour and tortilla manufacturing facilities; (ii) establishing corn purchasing operations; (iii) launching marketing and advertising campaigns to develop brand name recognition; (iv) expanding distribution networks for corn flour and tortilla products, and; (v) using our technology to design and build proprietary corn flour, tortilla and tortilla chip manufacturing machinery.

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

Azteca Milling distributes approximately 39% of the corn flour it produces to Mission Foods’ plants throughout the United States and Europe.  Azteca Milling’s third-party customers consist largely of other tortilla manufacturers, corn chip producers, retail customers and wholesalers.  Azteca Milling sells corn flour in various quantities, ranging from four-pound retail packages to bulk railcar loads.

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

Operation and Capital Expenditures.  Annual total production capacity for Gruma Corporation is estimated at 2.1 million metric tons as of December 31, 2007, with an average utilization of 79% in 2007.  The average size of our plants measured in square meters is approximately 9,200 (about 99,000 square feet) as of December 31, 2007.  Capital expenditures for the past three years were U.S.$305 million, mostly for expansion and upgrades of existing facilities, the construction of new tortilla plants in Pennsylvania, as well as several acquisitions: one in Europe, one in Las Vegas, Nevada, one in San Francisco, California, and the tortilla assets of CHS which consisted of three plants (Forth Worth, Texas, Phoenix, Arizona and New Brighton, Minnesota).  Gruma Corporation also purchased the remaining 49% ownership interest in Nuova De Franceschi & Figli, a corn flour company based in Italy, in which we previously held a 51% ownership interest. Gruma Corporation’s capital expenditures projected for 2008 will be approximately U.S.$102 million and include the construction of a tortilla plant in southern California, capacity expansions at existing facilities and manufacturing and technology upgrades.  These budgeted capital expenditures do not include any potential acquisitions. Mission Foods produces its packaged tortillas and other related products at 21 manufacturing facilities worldwide.  Nineteen of these facilities are located in large population centers throughout the United States.  Outside the United States, Mission Foods has one plant in England and one plant in The Netherlands.

Mission Foods is committed to offering the best quality products to its customers and uses the American Institute of Baking (AIB) food safety standards to measure and ensure food compliance with this commitment. AIB is a corporation founded in 1919 by the North American wholesale and retail baking industries that is dedicated to protecting the safety of the food supply chain.  All of the Mission Foods manufacturing facilities worldwide have earned either a superior or excellent category rating from the AIB.  Many of Mission Foods’ U.S. plants have earned the AIB’s highest award, the combined AIB-HAACP certification, with the exception of the recently acquired plants in Nevada, Texas, Arizona, Minnesota and California.  We anticipate these plants will complete their HAACP certification during the next two years.  Besides the AIB, Mission Foods plants are regularly evaluated by other third party organizations as well as customers.  Our plants in England and The Netherlands are also evaluated by other third party organizations such as International Food Standards and British Retail Consortium.

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

Seasonality.  We believe there is no significant seasonality in our products, however part of our products tend to experience a slight volume increase during the summer months.  Tortillas and tortilla chips sell year round, with special peaks during the summer, when we increase our promotion and advertising taking advantage of several holidays and major sporting events.  Tortilla and tortilla chip sales decrease slightly towards the end of the year when many Mexicans go back to Mexico for the holidays.  Sales of corn flour fluctuate seasonally as demand is higher in the fourth quarter during the holidays because of the preparation of Mexican food recipes that are very popular during this time of the year.

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

GIMSA—Corn Flour Operation

Principal Products.  GIMSA produces, distributes and sells corn flour in Mexico, which is then used in the preparation of tortillas and other related products. Since the acquisition of Agroinsa in 2005,  GIMSA also produces wheat flour and other related products.

 In 2007, GIMSA had net sales of Ps.9,012  million.  We believe GIMSA is one of the largest corn flour producers in Mexico.  GIMSA estimates that its corn flour is used in one third of the corn tortillas consumed in Mexico.  It sells corn flour in Mexico mainly under the brand name MASECA®.  MASECA® flour is a ready-mixed corn flour that becomes a dough when water is added.  This corn dough can then be pressed to an appropriate thickness, cut to shape and cooked to produce tortillas and similar food products.

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

In 2007, GIMSA decided to divest its small tortilla shops and sold this business to third parties. GIMSA’s tortilla sales in 2007 represented less than 1% of its total sales volume and less than 2% of its net sales for the year.

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

	Year Ended December 31,
	2005		2006		2007
	Tons	%	Tons	%	Tons	%
Corn Flour
Bulk	1,252,794	79	1,330,123	77	1,352,109	77
Retail	225,485	14	262,551	15	265,825	15
Tortillas	14,852	1	15,069	1	3,710	—
Other	88,614	6	126,398	7	131,716	8
Total	1,581,745	100	1,734,141	100	1,753,360	100

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

GIMSA has embarked on several programs to promote corn flour sales to tortilla producers and consumers.  GIMSA offers incentives to potential customers, such as small independent tortillerías, to convert to the corn flour method from the traditional wet corn dough method.  The incentives GIMSA offers include new, easy to use equipment designed specifically for small-volume users, financing, and individualized training.  For example, in order to assist traditional tortilla producers in making the transition to corn flour, GIMSA also sells specially designed mixers made by Tecnomaíz, S.A. de C.V., or Tecnomaíz, one of our research and development subsidiaries.  For more information about our research and development department, see “—Miscellaneous—INTASA—Technology and Equipment Operations.”  GIMSA also helps its tortillería customers to improve sales by directing consumer promotions to heighten the desirability of their products and increase consumption, which, in turn, should increase corn flour sales and our brand equity.  These efforts to improve sales and strengthen our brand equity by better positioning us among consumers, include prime time advertising on television as well as radio, magazine and billboard advertising.  In 2006, GIMSA’s specialized sales teams continued their efforts to provide better and more individualized service to different types of customers.  During 2008, we will focus on the development of new sales programs to strengthen our commercial relationships with our current customers and the expansion of our coverage to areas with low consumption of corn flour to attract new customers with programs designed specifically for these markets.

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

GIMSA has implemented a national marketing campaign in Mexico to emphasize the benefits and nutritional value of tortillas made with 100% MASECA® corn flour.  This campaign targets both consumption of tortillas made by GIMSA’s customers and consumption of its retail corn flour packages sold directly to consumers by repositioning the use of corn flour not only for making tortillas but for a wide variety of foods which are part of the Mexican diet.  We believe this campaign has helped to increase the recognition of the MASECA® brand, created a greater awareness about tortillas made with 100% MASECA® corn flour and created a greater awareness of the nutritional value of tortillas made of natural ingredients.  We believe this campaign has also helped us to position MASECA® corn flour as a nutritional product which can be used in the production of tortillas and other foods.  In addition, we believe that this campaign has also helped contribute to the perception that tortillas are a healthy alternative to other food products.  During 2007 GIMSA’s national marketing campaign used popular actors, singers and other artists as spokespersons for MASECA, which we believe allowed us to penetrate a wide variety population sectors with the perception of a modern and fresh brand.

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

Operations and Capital Expenditures.  GIMSA currently owns 19 corn flour mills, all of which are located throughout Mexico, typically within corn growing regions and those of large tortilla consumption.  Two of these plants resulted from GIMSA’s acquisition of 100% of the capital stock of Agroinsa, a company based in Monterrey, Mexico, in August 2005. Even though the two plants operated during 2005, GIMSA decided to relocate their production to other GIMSA plants to increase production efficiency.  The Celaya plant permanently ceased operations on December 1, 2005 and the Monterrey plant permanently ceased corn flour operations on April 1, 2006, but still produces wheat flour and other products.  In 2007, GIMSA decided to divest its small tortilla operations and sold it to third parties.  One of GIMSA’s plants (Chalco) is temporarily closed.  The Chalco plant has been inactive since October 1999.  GIMSA has temporarily shifted production to other plants to achieve savings in overhead costs.  These idled assets are not being depreciated since the carrying value is expected to be recovered and the remaining useful life is maintained.  GIMSA will consider reopening this plant should market demands require additional capacity.

In recent years, GIMSA’s capital expenditures were primarily used to update technology and corn flour production process and to a lesser extent for acquisitions.  In 2006, GIMSA began capacity expansions at its Mérida and Mexicali plants.  GIMSA spent U.S.$125 million, for these purposes from 2005 to 2007.  Although no assurances can be given as to future levels of capital expenditures, GIMSA had Ps. 10.2 million, less than U.S.$1 million of capital expenditures in the first quarter of 2008 and currently projects total investments in fixed assets during 2008 of approximately U.S.$14 million, which will be used primarily for upgrading production equipment, acquisition of transportation equipment and information technology upgrades.  As of December 31, 2007, on average, the size of our plants measured in square meters was approximately 20,315 (approximately 218,700 square feet).

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

Raw Materials.  Corn is the principal raw material required for the production of corn flour, and constituted approximately 63% of GIMSA’s cost of sales for 2007.  We purchase corn primarily from Mexican growers and grain elevators, and from world markets at international prices under import permits granted by the Mexican government.  All of our domestic corn purchases are made on a spot basis pursuant to short-term contractual arrangements, some of which are in the form of oral agreements entered into at the beginning of the harvest.  Compañía Nacional Almacenadora, S.A. de C.V., a subsidiary of GIMSA, contracts for and purchases the corn, and also monitors, selects, handles and ships the corn.

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

Since the end of 2006 and continuing through 2007 and 2008, the price of corn set by the Chicago Board of Trade and the average price of Mexican corn increased dramatically due to a number of factors, including the increased use of corn in the manufacture of ethanol, a substitute for gasoline, as well as other bio-fuels. Consequently, the price of corn flour and corn tortillas, the main food staple in Mexico, increased due to such increases in the international and domestic prices of corn. In order to stabilize the price of tortillas and provide Mexican families with a consistent supply of corn, corn flour and tortillas at a reasonable price, the Mexican government promoted two agreements among the various parties involved in the corn-corn flour-tortilla production chain. The first agreement was effective from January 15, 2007 through April 30, 2007.  On April 25, 2007, the Mexican government announced a second agreement that extended the provisions of the first agreement through August 15, 2007.  As a result, our corn flour prices did not reflect the increase in the cost of corn, which resulted in a significant deterioration in the financial performance of GIMSA, our subsidiary engaged in corn-flour production in Mexico, during the first quarter of 2007. The term of the second agreement was extended subsequently through December 31, 2007. Although the second agreement expired at the end of 2007, as of June 13, 2008, the parties to that agreement have voluntarily continued to operate under its terms.

In addition, the Mexican government has recently announced a new policy aimed at aiding the domestic economy in facing the worldwide increase in food prices. Under this new policy, the Mexican government will (i) facilitate the supply in Mexico of, and access of Mexican consumers to, food at the best prices in the international market, (ii) promote the production of food products and increase the productivity of Mexican farms, and (iii) protect the income and strengthen the financial condition of poor families in Mexico. While the Mexican government has not directly fixed or capped corn flour or tortilla prices, it has strongly encouraged Mexican producers and retailers to voluntarily do so. There can be no assurance that there will not be another extension of the aforementioned agreements, that we will not continue to further comply with their terms after expiration, that any of the parties to these agreements will continue to sell corn flour or tortillas at the prices provided in these agreements, that the Mexican government will not reestablish taxes on the import of corn and wheat, or that the Mexican government will not institute price controls or other actions on the products we sell, which could adversely affect our financial condition and results of operations.

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

Sales and Marketing.  In 2007, approximately 89% of Molinera’s wheat flour production was sold in bulk and 11% was sold for the retail segment.  Most of the bulk sales are made to thousands of bakeries and, to a lesser extent, to cookie and pasta manufacturers.  Most of the retail sales are made to large supermarkets and wholesalers throughout Mexico.  Through wholesalers, our products are distributed to small grocery stores.

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

Operations and Capital Expenditures.  We own and operate nine wheat flour plants, in one of which we hold only a 40% ownership interest.  The facilities’ average extent of utilization is estimated at 78% for 2007. On average, the size of our plants measured in square meters is approximately 11,300 (approximately 121,200 square feet) as of December 31, 2007.

Capital expenditures from 2005 through 2007 amounted to U.S.$11 million.  Molinera de México’s capital expenditures in 2008 are projected to be U.S.$7 million, which will be used primarily for general upgrades.

Seasonality.  Molinera’s sales are seasonal in that higher sales volumes are achieved in the fourth and first quarters during the winter, when we believe per capita consumption of wheat-based products, especially bread and cookies, increases due in part to the celebration of holidays occurring during these quarters.

Raw Materials.  Wheat is the principal raw material required for the production of wheat flour.  Molinera de México purchases approximately 33% of its wheat from Mexican growers, and 67% from world markets.   Molinera de México purchases from local farmers, farmers associations and trading companies.  In the case of domestic wheat, purchases are made pursuant to short-term oral arrangements, the terms of which are negotiated at the time of execution.  These arrangements are usually made approximately two months in advance of the beginning of the harvest.  In the case of imported wheat, which we import from the United States and Canada through several trading companies, purchases are made based on short-term requirements, with the aim of maintaining low levels of inventories.

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

Gruma Centroamérica

Principal Products.  Gruma Centroamérica produces corn flour, and to a lesser extent tortillas and snacks.  We also cultivate and sell hearts of palm and process and sell rice.  We believe we are one of the largest corn flour producers in the region.  We sell corn flour under the MASECA®, TORTIMASA®, MASARICA® and MINSA® brands.  In Costa Rica, we sell packaged tortillas under the TORTI RICA® and MISIÓN® brands.  We operate a Costa Rican snack operation which manufactures tortilla chips, potato chips and similar products under the TOSTY® and RUMBA®  brand.  Hearts of palm are exported to numerous European countries as well as the United States, Canada, Chile and México.

Sales and Marketing.  The largest portion, 186,099 tons or 85%, of Gruma Centroamérica’s sales volume in 2007 derived from the sale of corn flour.

Gruma Centroamérica corn flour bulk sales are oriented predominantly to small tortilla manufacturers through direct delivery and wholesalers.  Supermarkets make up the customer base for retail corn flour.  Bulk sales volume represented approximately 72% and retail sales represented approximately 28% of Gruma Centroamérica’s corn flour sales volume during 2007.

Competition and Market Position.  We believe that we are one the largest corn flour producers in Central America based on revenues and sales volume.  We believe that there is significant potential for growth in Central America as corn flour is used in only approximately 14% of all tortilla production; the majority of tortilla manufacturers use the wet corn dough method.  Additionally, we believe we are one of the largest producers of tortillas, and snacks in Costa Rica.

Within the corn flour industry, our main competitors are Del Comal, Gumersal, Bachazo and Instamasa.  However, one of our main growth potentials is to convert tortilla manufacturers that still use the traditional method to our corn flour method.

Operations and Capital Expenditures.  We had an annual installed production capacity of 318,996 tons for corn flour and other products as of December 31, 2007, with an average utilization of approximately 89% during 2007.  We operate one corn flour plant in Costa Rica, Honduras, El Salvador, and two plants in Guatemala for a total of five plants throughout the region.  In Costa Rica, we also have one plant producing tortillas, one plant producing snacks, one plant processing hearts of palm and one plant processing rice.  In Nicaragua we have one small tortilla plant and in Ecuador we lease a facility which processes hearts of palm.  On average, the size of our plants measured in square meters is approximately 6,000 (approximately 64,500 square feet) as of December 31, 2007.

During 2005, 2006 and 2007 most of our capital expenditures were oriented to technology upgrades, the expansion of a corn flour plant in Honduras, the acquisition of a corn flour plant in Guatemala and administrative offices in Costa Rica.  Total capital expenditures for the past three years was approximately U.S.$29 million.  Capital expenditures for 2008 are projected to be U.S.$15 million, which will be used primarily for the conclusion of the expansion of the corn flour plant in Honduras, the construction of silos in Guatemala and Costa Rica.

Seasonality.  Typically, corn flour sales volume is lower during the second quarter of the year due to higher availability and lower prices of corn.  Most of our products sales increase during the fourth quarter as demand is higher during the holidays.

Raw Materials.  Corn is the most important raw material needed in our operations and is obtained primarily from imports from the United States and from local growers.  All countries in which we have corn flour plants do not restrict corn import permits granted by the United States.  Price fluctuation and volatility are subject to domestic conditions, such as annual crop results and international conditions.

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

In April 2006, we entered into a contract to sell a 40% stake in MONACA to our current partner in DEMASECA at a price of U.S.$65.6 million.  As of June 15, 2007, we had received U.S.$39.6 million of this amount. The total payment of the sale price and the respective delivery of our interests in MONACA will be completed in a series of installments that will end in December 2008.    Notwithstanding the foregoing, the purchaser will not have voting or other corporate rights with respect to such interests until the full purchase price is paid. In addition to such transaction, we agreed to: (i) purchase an additional 10% ownership interest in DEMASECA at a price of U.S.$2.6 million; (ii) purchase from Archer-Daniels-Midland a 2% stake in MONACA at a price of U.S.$3.28 million, and; (iii) sell to Archer-Daniels-Midland a 3% interest in DEMASECA at a price of U.S.$0.78 million.  Upon completion of these transactions, we will indirectly own a 57% interest, our partner will own a 40% interest and Archer-Daniels-Midland will own a 3% interest in each of DEMASECA and MONACA. DEMASECA and MONACA are collectively referred to as “Gruma Venezuela.”

DEMASECA and MONACA

Principal Products.  Gruma Venezuela produces and distributes corn flour as well as wheat flour, rice, oats and other products.  We sell corn flour under the brand names JUANA®, TIA BERTA®, DECASA®, LIGERINA® and DEMASA®.  We sell wheat flour under the ROBIN HOOD®, FLOR DE TRIGO® and POLAR® brand, rice under the MONICA® brand and oats under the LASSIE® brand.

Sales and Marketing.  Venezuelans use corn flour to produce and consume arepas, which are made at home or in restaurants for household consumption rather than manufactured by specialty shops or other large manufacturers.  In 2007, we sold corn flour only in the retail market in one kilogram bags to independent distributors, supermarkets, wholesalers, and governmental social welfare and distribution programs.  We also sell wheat flour both in bulk and retailer, distributing it in 45 kilogram bags and in one kilogram bags, respectively.  Bulk sales to customers such as bakeries made up approximately 79% of our total wheat flour sales volume in 2007.  The remaining 21% of sales in 2007 were in the retail market, which includes independent distributors, supermarkets and wholesalers.

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

Operation and Capital Expenditures.  We operate six corn flour plants, five wheat flour plants, three rice plants, one pasta plant, and two plants that produce oats and spices in Venezuela with a total annual production capacity of 808,226 tons as of December 31, 2007 and an average utilization of approximately 64% during 2007.  However, one corn flour plant, representing 47,143 tons, two rice plants, representing 70,890 tons, are temporarily idle. On average, the size of our plants measured in square meters is approximately 9,000 (approximately 97,500 square feet) as of December 31, 2007.

Capital expenditures for the past three years were U.S.$32 million. Capital expenditures for 2008 are expected to be U.S.$20 million and are expected to be focused on the construction of a wheat flour mill and upgrades for manufacturing and information technologies.

Seasonality.  Sales fluctuate seasonally as demand for flour-based products is lower during those months when most schools are closed for vacation.  In addition, sales are higher in November as customers build inventory to satisfy increased demand during the holiday season in December.

Raw Materials.  Corn and wheat are our most important raw materials.  Corn is purchased in Venezuela and is subject to the corn market’s volatility and governmental regulations related to prices, quantities and storage facilities.  Corn prices are fixed by a government agency.  Approximately 99.4% of our wheat is purchased from the U.S. and Canada, and more recently, the remaining 0.6%, also from Argentina,  with its availability and price volatility dependent upon those markets.  We do not engage in any type of hedging activity for our supplies since exchange rate policies and country risk for Venezuela constrain our capacity to transfer funds abroad in order to fund any hedging strategy.

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

GFNorte Investment

As of December 31, 2007, we held approximately 8.62% of the outstanding shares of GFNorte, a Mexican financial services holding company and parent of Banco Mercantil del Norte, S.A., or Banorte, a Mexican bank.  As of the same date, our investment in GFNorte represented approximately 8% or Ps.2,714 million of our total assets and 32% of our majority net income for the year. In accordance with Mexican FRS, GFNorte’s results of operations are accounted for in our consolidated results of operations using the equity method of accounting.

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

To the extent that this or other similar programs are cancelled by the Mexican government, we may be required to incur additional costs in purchasing corn for our operations, and therefore we may need to increase the prices of our products to reflect such additional costs.

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

ITEM 5.

Operating and Financial Review and Prospects.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS.

You should read the following discussion in conjunction with our financial statements and the notes thereto contained elsewhere herein.  Our financial statements have been prepared in accordance with Mexican FRS, which differ in some significant respects from U.S. GAAP.  See Note 21 to our financial statements for information related to the nature and effect of such differences and a quantitative reconciliation to U.S. GAAP of our majority net income and stockholders’ equity.  For more information about our financial statements in general, see “Presentation of Financial Information.”

Overview of Accounting Presentation

Effects of Inflation

Mexican FRS requires that financial statements recognize the effects of inflation in accordance with FRS B-10 and B-15 issued by CINIF.  The purpose of this methodology is to present all information in comparable monetary units and thereby mitigate the distortive effect of inflation in the financial statements.  Unless otherwise stated herein, the financial statements and other financial data in this Annual Report have been restated in pesos of constant purchasing power as of December 31, 2007.

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

Starting January 1, 2008, Mexican FRS will require companies to record for the effects of inflation only for hyperinflationary economies (when inflation is up to or above 26% in a cumulative three-year period).  See Note 20 to our consolidated financial statements.

FRS B-15 prescribes the methodology for restating and translating the financial statements of a Mexican company’s non-Mexican subsidiaries into Mexican FRS for purposes of recognizing the effects of inflation in such financial statements.  FRS B-15 requires, among other things, that local currency-based financial statements of a non-Mexican subsidiary of a Mexican company for a particular period be: (i) restated by using the relevant inflation rate in the relevant foreign country, and; (ii) then translated into pesos.

FRS B-15 also requires that inflation rates in foreign countries be used in calculating monetary position gains or losses on a consolidated basis.  In addition, FRS B-15 provides that the consolidated financial statements of a Mexican company for all periods prior to the most recent period are to be restated in pesos of constant purchasing power.  This restatement may be accomplished by using an “international restatement factor,” which takes into account the inflation rates, exchange rate movements and relative net sales in Mexico and the other countries in which we and our subsidiaries operate, rather than using the inflation rate in Mexico.

For comparison purposes, the following table sets forth, for each of the three years ended December 31, 2005, 2006 and 2007:

•                  the international restatement factor used to restate the financial statements data for each of these periods to pesos of constant purchasing power as of December 31, 2007;

•                  the cumulative Mexican National Consumer Price Index for each period which, in the absence of FRS B-15, would have been used to restate the financial statements to pesos of constant purchasing power as of December 31, 2007; and

•                  the comparison factor for each period which represents the index that must be applied to the financial statements for each period (which have been restated using the international restatement factor) in order to restate the financial statements and financial data in December 31, 2007 pesos of constant purchasing power using the cumulative Mexican National Consumer Price Index.

Financial data in Mexican pesos as of December 31,	Cumulative International Restatement Factor	Cumulative Mexican National Consumer Price Index	Comparison Factor
2005	10.01	7.96	0.9814
2006	5.01	3.76	0.9884
2007	—	—	1.0000

Starting January 1, 2008, new FRS B-15 “Translation of Foreign Currencies” will be effective.  See Note 20 to our consolidated financial statements.

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

In addition to the above, our net income may be affected by changes in our foreign exchange gain or loss, which may be impacted by significant variations in the peso/dollar exchange rate.  In 2005, we recorded a net foreign exchange loss of Ps.56 million.  During 2006, we recorded a net foreign exchange loss of Ps.19 million.  During 2007, we recorded a net foreign exchange gain of Ps.72 million.

Critical Accounting Policies

Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with Mexican FRS as issued by the Mexican Financial Reporting Standards Board.  A reconciliation from Mexican FRS to U.S. GAAP of majority net income and total stockholders’ equity is included in Note 21 to our consolidated financial statements.  The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.

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

The estimates of cash flows take into consideration expectations of future macroeconomic conditions as well as our internal strategic plans.  Therefore, inherent to the estimated future cash flows is a certain level of uncertainty which we have considered in our valuation; nevertheless, actual future results may differ.

Primarily as a result of plant rationalization, certain facilities and equipment are not currently in use in operations.  We have recorded impairment losses related to certain of those assets and additional losses may potentially occur in the future if our estimates are not accurate and/or future macroeconomic conditions differ significantly from those considered in our analysis.

Goodwill and Other Intangible Assets

Intangible assets with definite lives are amortized on a straight-line basis over estimated useful lives.  Goodwill and indefinite-lived intangible assets are no longer amortized, but are subject to impairment tests either annually or earlier in the case of a triggering event.

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

Deferred Income Tax and Flat Rate Business Tax

Under both Mexican FRS and U.S. GAAP, we record deferred income tax and flat rate business tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax basis of assets and liabilities.  If enacted tax rates change, we adjust the deferred tax assets and liabilities through the provision for income tax and flat rate business tax in the period of change, to reflect the enacted tax rate expected to be in effect when the deferred tax items reverse.  We also record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized.  While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made.  Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Derivative Financial Instruments

We use derivative financial instruments in the normal course of business, primarily to hedge certain operational and financial risks to which we are exposed, including without limitation: (i) future and options contracts for certain key production requirements like natural gas, heating oil and some raw materials such as corn and wheat, in order to minimize the cash flow variability due to price fluctuations; (ii) interest rate swaps, with the purpose of managing the interest rate risk related to our long-term debt; and (iii) forward contracts and exchange rate option contracts (mainly Mexican peso – U.S. dollar, and in some cases other currencies), in order to hedge the financial risks due to exchange rate fluctuations over part of the quarterly interest payments related to our debt and other obligations denominated in U.S. dollars.

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

RESULTS OF OPERATIONS

The following table sets forth our consolidated income statement data on a Mexican FRS basis for the years ended December 31, 2005, 2006 and 2007, expressed as a percentage of net sales.  All financial information has been prepared under the FRS B-15 methodology.  For a description of the method, see “Presentation of Financial Information” and “—Overview of Accounting Presentation.”

	Year Ended December 31,
	2005	2006	2007
Income Statement Data
Net sales	100%	100%	100%
Cost of sales	65.3	65.2	67.5
Gross profit	34.7	34.8	32.5
Selling, general and administrative expenses	28.8	29.0	27.2
Operating income	5.9	5.8	5.2
Net comprehensive financing cost	(1.0)	(1.1)	0.5
Other income (expenses), net	(0.6)	(0.2)	1.6
Income taxes (current and deferred)	1.4	1.3	2.6
Other items	2.1	2.0	2.0
Minority interest	0.6	0.3	0.4
Majority net (loss) income	4.4	5.0	6.2

The following table sets forth our net sales and operating income as represented by our principal subsidiaries for 2005, 2006 and 2007.  Net sales and operating income of our subsidiary PRODISA are part of “others and eliminations”.  Financial information with respect to GIMSA includes sales of Ps.229 million,  Ps.287 million and Ps.404 million in 2005, 2006 and 2007, respectively, in corn flour to Gruma Corporation, Gruma Centroamérica, Molinera de México and PRODISA; financial information with respect to Molinera de México includes sales of Ps.32 million, Ps.47 million and Ps.55 million in 2005, 2006 and 2007, respectively, to GIMSA, Gruma Corporation and PRODISA; financial information with respect to PRODISA includes sales of Ps.59 million, Ps.66 million and Ps.65 in 2005, 2006 and 2007, respectively, in tortilla related products to Gruma Corporation; and financial information with respect to INTASA includes sales of Ps.452 million, Ps.945 million and Ps.794 million in 2005, 2006 and 2007, respectively, in technological support to certain subsidiaries of Gruma, S.A.B. de C.V.  In the process of consolidation, all the aforementioned intercompany transactions are eliminated from the financial statements.

	Year Ended December 31,
	2005				2006				2007
	Net Sales		Operating Income		Net Sales		Operating Income		Net Sales		Operating Income
	(in millions of pesos of constant purchasing power as of December 31, 2007)
Gruma Corporation	Ps.	14,473	Ps.	1,196	Ps.	16,170	Ps.	942	Ps.	17,406	Ps.	919
GIMSA	7,046		749		7,666		854		9,012		786
Gruma Venezuela	3,984		(112)		3,874		119		3,862		58
Molinera de México	2,029		(136)		2,212		(87)		2,694		84
Gruma Centroamérica	1,662		(2)		1,863		65		2,076		91
Asia and Oceanía	—		—		308		6		823		(33)
Others and eliminations	152		25		97		(27)		(57)		(31)
Total	Ps.	29,346	Ps.	1,720	Ps.	32,190	Ps.	1,872	Ps.	35,816	Ps.	1,874

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

Consolidated Results

GRUMA’s sales volume increased by 1% to 4,243 thousand metric tons in 2007 compared with 4,200 thousand metric tons in 2006. This increase was driven mainly by GIMSA and, to a lesser extent, by Molinera de

México, Gruma Centroamérica, and Gruma Corporation. Net sales increased by 11% to Ps.35,816 million in 2007 compared with Ps.32,190 million in 2006. The increase was due primarily to price increases and, to a lesser extent, the aforementioned sales volume growth. The main subsidiaries that drove the increase in net sales were GIMSA, Gruma Corporation, and, to a lesser extent, Molinera de México and Gruma Centroamérica. Sales from non-Mexican operations constituted 67% of consolidated net sales in 2007 compared with 69% in 2006.

Net Sales by Subsidiary: By major subsidiary, the percentages of consolidated net sales in 2007 and 2006 were as follows:

	Percentage of Consolidated Net Sales
Subsidiary	2007	2006
Gruma Corporation	49%	50%
GIMSA	25	24
Gruma Venezuela	11	12
Molinera de México	7	7
Gruma Centroamérica	6	6
Asia and Oceanía	2	1
Others and eliminations	—	—

Cost of sales increased by 15% to Ps.24,192 million in 2007 compared with Ps.20,975 million in 2006, due primarily to GIMSA, Gruma Corporation, and, to a lesser extent, Molinera de México and Gruma Centroamérica. Cost of sales as a percentage of net sales increased to 67.5% in 2007 from 65.2% in 2006, an increase driven mainly by GIMSA and, to a lesser extent, Gruma Corporation and Gruma Centroamérica.

Selling, general, and administrative expenses (SG&A) increased by 4% to Ps.9,750 million in 2007 compared with Ps.9,343 million in 2006, due primarily to Gruma Corporation and, to a lesser extent, Gruma Venezuela. SG&A as a percentage of net sales improved, to 27.2% in 2007 from 29.0% in 2006, driven mainly by GIMSA and, to a lesser extent, Molinera de México, Gruma Centroamérica, and Gruma Corporation.

GRUMA’s operating income remained flat at Ps.1,874 million in 2007 compared with Ps.1,872 in 2006. Operating margin decreased to 5.2% in 2007 from 5.8% in 2006, due primarily to GIMSA and, to a lesser extent, Gruma Corporation and Gruma Venezuela.

Other income, net, was Ps.556 million in 2007 compared with an expense of Ps.49 million in 2006. The improvement was due primarily to a gain on the sale of Banorte shares and, to lesser extent, a write-down of assets of Ps.489 million during 2006.

Net comprehensive financing income was Ps.167 million in 2007 compared with a loss of Ps.350 million in 2006. This improvement resulted from extraordinary gains in connection with foreign-exchange-rate derivatives, higher monetary gains in Gruma Corporation and Gruma Venezuela, and lower monetary losses in GIMSA.

GRUMA’s equity in earnings of associated companies, net, including primarily GFNorte, represented income of Ps.708 million in 2007 compared with income of Ps.643 million in 2006. Our ownership of GFNorte decreased from 10.0% at the end of 2006 to 8.6% by the end of 2007.

Income taxes increased 114% to Ps.926 million in 2007 compared with Ps.432 million in 2006. This increase was due primarily to higher pretax income.

GRUMA’s net income increased 41% to Ps.2,379 million in 2007 compared with Ps.1,684 million in 2006. Majority net income was Ps.2,233 million compared with Ps.1,601 million in 2006. The increase in total net income and the 39% increase in majority net income were due mainly to the aforementioned gain on the sale of Banorte shares and the aforementioned comprehensive financing income.

Subsidiary Results

Gruma Corporation

Sales volume remained relatively flat at 1,329 thousand metric tons in 2007 compared with 1,327 thousand metric tons in 2006. Higher sales volume in the tortilla business was offset by the elimination of the Asia and Oceania operations, which are now reported under the other and eliminations line, and, to a lesser extent, by lower sales volume in the corn flour business.

Net sales increased 8% to Ps.17,406 million in 2007 compared with Ps.16,170 million in 2006. The increase was due mainly to the implementation of price increases in the U.S. corn flour and tortilla businesses during January, October, and November of 2007.

Cost of sales increased 9% to Ps.10,461 million in 2007 compared with Ps.9,581 million in 2006. As a percentage of net sales, cost of sales increased to 60.1% in 2007 from 59.3% in 2006. These increases were due to higher costs for raw materials, in particular wheat flour, corn, and shortening, which were not fully offset through price increases. To a lesser extent, the following also contributed to the increase: (1) higher depreciation from increased fixed manufacturing costs related mainly to production capacity upgrades and the replacement of equipment at several tortilla plants, (2) higher warehousing capacity, and (3) higher insurance costs and wages.

SG&A increased 7% to Ps.6,026 million in 2007 compared with Ps.5,646 million in 2006, due to higher commissions to distributors in connection with higher prices, additional distribution routes, conversion from company-owned routes to independent distributors, and conversion from warehouse distribution to direct-store delivery. SG&A as a percentage of net sales improved slightly, to 34.6% in 2007 from 34.9% in 2006, due to better expense absorption in connection with higher prices.

Operating income decreased by 2% to Ps.919 million in 2007 compared with Ps.942 million in 2006, and operating margin decreased to 5.3% in 2007 from 5.8% in 2006.

GIMSA

Sales volume increased 1% to 1,753 thousand metric tons in 2007 compared with 1,734 thousand metric tons in 2006. The increase in sales volume was a result of higher sales to supermarkets due to increased in-store tortillería sales, the result of supermarkets’ ability to attract consumers by promoting tortillas at prices lower than tortillería prices. In addition, higher sales to DICONSA, the Mexican government’s rural welfare program, which promoted the sale of corn flour at low prices, contributed to the increase in sales volume.

Net sales increased 18% to Ps.9,012 million in 2007 compared with Ps.7,666 million in 2006, due mainly to price increases implemented toward the end of 2006 to partially offset higher corn costs. To a lesser extent, the increase was due to the aforementioned higher sales volume.

Cost of sales increased 27% to Ps.6,839 million compared with Ps.5,385 million in 2006. As a percentage of net sales, cost of sales increased to 75.9% in 2007 from 70.2% in 2006 due mainly to higher corn costs.

SG&A decreased 3% to Ps.1,386 million in 2007 compared with Ps.1,427 million in 2006 due to the discontinuation of the tortilla business and lower advertising expenses. SG&A as a percentage of net sales improved to 15.4% in 2007 from 18.6% in 2006 due to better absorption resulting from higher corn flour prices and the aforementioned reductions.

Operating income decreased 8% to Ps.786 million in 2007 compared with Ps.854 million in 2006, and operating margin decreased to 8.7% from 11.1%.

Gruma Venezuela

Sales volume decreased 1% to 480 thousand tons in 2007 compared with 486 thousand tons in 2006 due mainly to lower wheat flour sales volume in connection with production capacity constraints.

Net sales remained flat at Ps.3,862 million in 2007 compared with Ps.3,874 million in 2006 due to slight price increases.

Cost of sales decreased 1% to Ps.3,007 million in 2007 from Ps.3,038 million in 2006 due to lower sales volume. As a percentage of net sales, cost of sales improved to 77.9% in 2007 from 78.4% in 2006 in connection with increased prices, in particular prices of wheat products.

SG&A increased 11% to Ps.797 million in 2007 compared with Ps.718 million in 2006 due primarily to higher freight tariffs, general salary increases, and higher promotion and advertising expenses. SG&A as a percentage of net sales increased to 20.6% in 2007 from 18.5% in 2006 due to the aforementioned expense increases.

Operating income decreased by 51% to Ps.58 million compared with Ps.119 million in 2006, and operating margin decreased to 1.5% from 3.1%.

Molinera de México

Sales volume increased 2% to 488 thousand metric tons in 2007 compared with 477 thousand metric tons in 2006. This increase was driven by higher sales to supermarkets due to their increased coverage, and by sales to new customers.

Net sales increased 22% to Ps.2,694 million in 2007 compared with Ps.2,212 million in 2006. The increase was due to price increases implemented to offset higher wheat costs and, to a lesser extent, to higher sales volume.

Cost of sales increased 16% to Ps.2,180 million in 2007 compared with Ps.1,877 million in 2006 in connection with higher wheat costs and higher sales volume. As a percentage of net sales, cost of sales in 2007 improved to 80.9%  in 2007 from 84.9% in 2006 due mainly to higher prices, which more than offset the increase in wheat costs, and, to a lesser extent, to lower depreciation resulting from a write-down of assets during the third quarter of 2006 that generated a new book value basis.

SG&A increased 2% to Ps.430 million in 2007 compared with Ps.422 million in 2006 due mostly to higher freight expenses in connection with higher sales volume. SG&A as a percentage of net sales improved to 16.0% from 19.1% in 2006 due to better expense absorption.

Operating income increased 196% to Ps.84 million in 2007 compared with an operating loss of Ps.87 million in 2006, and operating margin improved to 3.1% from negative 3.9% in 2006.

Gruma Centroamérica

Sales volume increased 4% to 220 thousand tons in 2007 compared with 212 thousand tons in 2006. The increase was due primarily to higher corn flour sales volume in connection with the conversion of tortillerías to the corn-flour method, combined with market share gains through flanker brands.

Net sales increased 11% to Ps.2,076 million in 2007 from Ps.1,863 million in 2006 due to higher corn flour and tortilla prices implemented to offset higher raw-material costs. The increase was also attributable to the increase in corn flour sales volume.

Cost of sales increased 14% to Ps.1,484 million in 2007 compared with Ps.1,298 million in 2006, due to the aforementioned cost increases and higher sales volume.  Cost of sales as a percentage of net sales increased to 71.5% in 2007 from 69.7% in 2006, due mainly to higher corn costs and, to a lesser extent, higher rice, hearts-of-palm, and tortilla costs, which were not fully absorbed through prices.

SG&A remained flat at Ps.501 million in 2007 and, as a percentage of net sales, improved to 24.1% in 2007 from 26.8% in 2006 due to better expense absorption.

Operating income increased 40% to Ps.91 million in 2007 compared with Ps.65 million in 2006, and operating margin improved to 4.4% from 3.5%.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Consolidated Results

GRUMA’s sales volume increased 6% to 4,197 thousand metric tons in 2006 compared with 3,957 thousand metric tons in 2005.  This increase was driven mainly by sales at GIMSA and Gruma Corporation.  Net sales increased by 10% to Ps.32,190 million in 2006 compared with Ps.29,346 million in 2005 due primarily to sales increases at Gruma Corporation and GIMSA.  Sales from non-Mexican operations constituted 69% of consolidated net sales in 2006 as well as in 2005.

Net Sales by Subsidiary: By major subsidiary, the percentages of consolidated net sales in 2006 and 2005 were as follows:

	Percentage of Consolidated Net Sales
Subsidiary	2006	2005
Gruma Corporation	50%	49%
GIMSA	24	24
Gruma Venezuela	12	14
Molinera de México	7	7
Gruma Centroamérica	6	6
Asia and Oceanía	1	—
Others and eliminations	—	—

Cost of sales increased 9% to Ps.20,975 million in 2006 compared with Ps.19,166 million in 2005, due primarily to Gruma Corporation and GIMSA.  Cost of sales as a percentage of net sales improved slightly to 65.2% from 65.3%.  The improvement was driven mainly by the elimination of tariffs on imported wheat and logistical efficiencies in the handling of raw materials in Gruma Venezuela and, to a lesser extent, lower costs of corn in GIMSA and higher wheat flour prices in Molinera de México.

Selling, general, and administrative expenses (SG&A) increased 10% to Ps.9,343 million in 2006 compared with Ps.8,460 million in 2005, due primarily to Gruma Corporation and GIMSA.  SG&A as a percentage of net sales increased slightly to 29.0% in 2006 from 28.8% in 2005, driven mainly by increases in sales volume, fuel prices, intercompany shipments, promotion and advertising expenses and administrative expenses in Gruma Corporation and, to a lesser extent, due to the cancellation of provisions for administrative expenses during 2005, general salary increases and higher maintenance expenses in Gruma Venezuela.

GRUMA’s operating income increased 9% to Ps.1,872 million in 2006 compared with Ps.1,720 million in 2005.  This increase was due primarily to higher operating income from Gruma Venezuela and GIMSA and, to a lesser extent, Gruma Centroamérica and Molinera de México.  As a percentage of net sales, operating income decreased slightly to 5.8% in 2006 from 5.9% in 2005, due primarily to lower operating margins from Gruma Corporation.

Net comprehensive financing cost increased 19% to Ps.350 million in 2006 compared with Ps.295 million in 2005.  This rise was due to losses in connection with financial instruments related to corn hedges implemented by Gruma Corporation.

Other expenses, net, decreased 72% to Ps.49 million in 2006 compared with Ps.177 million in 2005.  The reduction was due primarily to the gain on the sale of GFNorte’s shares and MONACA’s shares, partially offset by impairment losses related principally to Molinera de México.

Provisions for income taxes and employees’ profit sharing increased 6% to Ps.432 million in 2006 compared with Ps.407 million in 2005.  This increase was due primarily to higher pre-tax income.

GRUMA’s equity in earnings of associated companies, net, including GFNorte, represented income of Ps.643 million in 2006 compared with income of Ps.685 million in 2005.

GRUMA’s net income increased 15% to Ps.1,684 million in 2006 compared with Ps.1,467 million in 2005.  Majority net income was Ps.1,601 million in 2006 compared with Ps.1,305 million in 2005. The 15% increase in total net income and the 23% increase in majority net income were due mainly to higher operating profits and a reduction in other expenses, net.

Subsidiary Results

Gruma Corporation

Sales volume increased 5% to 1,335 thousand metric tons in 2006 compared with 1,275 thousand metric tons in 2005. The increase in sales volume was driven largely by the continued strong demand in the U.S. tortilla and corn flour businesses and, to a lesser extent, the effect of additional sales from recently acquired companies, including those in Australia and England.

Net sales increased 12% to Ps.16,170 million in 2006 compared with Ps.14,473 million in 2005, due to price increases implemented during the first and third quarters of 2006 and higher sales volume.

Cost of sales increased 15% to Ps.9,581 million in 2006 compared with Ps.8,329 million in 2005.  As a percentage of net sales, cost of sales increased to 59.3% in 2006 from 57.5% in 2005 due to: (i) higher costs for raw materials (primarily wheat flour), energy, and packaging; (ii) higher costs due to new plants and capacity expansions at existing plants that had not been fully absorbed.  In absolute terms, cost of sales also increased due to the aforementioned sales volume growth.

SG&A increased 14% to Ps.5,646 million in 2006 compared with Ps.4,948 million in 2005 due to higher sales volume, fuel prices, intercompany shipments to new and acquired plants, promotion and advertising expenses, administrative expenses related to management information systems, as well as the new administrative infrastructure built for our Asia and Oceania operations.  SG&A as a percentage of net sales increased to 34.9% in 2006 from 34.2% in 2005, and operating income as a percentage of net sales declined to 5.8% from 8.3%.

Operating income decreased 21% to Ps.942 million in 2006 compared with Ps. 1,196 million in 2005.

GIMSA

Sales volume increased 9% to 1,734 thousand metric tons in 2006 compared with 1,585 thousand metric tons in 2005 mainly as a result of the acquisition of Agroinsa.  Corn flour sales volume increased 4% to 1,595 thousand metric tons, and the sales volume of other products increased 136% to 141 thousand metric tons.  Approximately 74% of GIMSA’s sales volume growth derived from the relocation of production from Agroinsa, whose operations were reflected in GIMSA’s financial results beginning in August 2005.  Net sales increased by 9% to Ps.7,666 million in 2006 compared with Ps.7,046 million in 2005, reflecting higher sales volume.

Cost of sales increased 8% to Ps.5,385 million in 2006 from Ps.4,982 million in 2005 due to higher sales volume.  Cost of sales as a percentage of net sales decreased to 70.2% in 2006 from 70.7% in 2005 due primarily to lower corn costs.

SG&A rose 8% to Ps.1,427 million in 2006 compared with Ps.1,315 million in 2005 due to the acquisition of Agroinsa, the strengthening of the sales and distribution departments and higher marketing and advertising expenses.  SG&A as a percentage of net sales improved slightly to 18.6% compared with 18.7% in 2005 due to better expense absorption.

Operating income increased 14% to Ps.854 million in 2006 compared with Ps. 749 million in 2005, and operating income as a percentage of net sales increased to 11.1% from 10.6%.

Gruma Venezuela

 Sales volume increased 1% to 486 thousand tons in 2006 compared with 479 thousand tons in 2005 due to higher wheat flour sales volume.  Net sales decreased 3% to Ps.3,874 million in 2006 compared with Ps.3,984 million in 2005 because price increases rose at a lower rate than inflation.

Cost of sales decreased 11% to Ps.3,038 million in 2006 from Ps.3,428 million in 2005 and, as a percentage of net sales, decreased to 78.4% in 2006 from 86.0% in 2005, due primarily to the elimination of tariffs on imported wheat and logistical efficiencies in the handling of raw materials.

SG&A increased 7% to Ps.718 million in 2006 compared with Ps.668 million in 2005 due to the cancellation of approximately Ps.33 million in provisions for administrative expenses during 2005, general salary increases and higher maintenance expenses related to an expanded vehicle fleet.  SG&A as a percentage of net sales increased to 18.5% in 2006 from 16.8% in 2005 due to the same reasons.

Operating income increased 206% to Ps.119 million in 2006 compared with an operating loss of Ps.112 million in 2005, and operating margin improved to positive 3.1% from negative 2.8%.

Molinera de México

 Sales volume increased 1% to 477 thousand tons in 2006 compared with 474 thousand tons in 2005 due to increased sales to corporate customers.  Net sales increased 9% to Ps.2,212 million from Ps.2,029 million in 2005 due to higher prices, which were implemented in order to offset higher wheat costs.

Cost of sales increased 7% to Ps.1,877 million in 2006 compared with Ps.1,752 million in 2005, primarily due to higher wheat costs.  Cost of sales as a percentage of net sales decreased to 84.9% in 2006 from 86.3% in 2005 due to higher wheat flour prices, which more than offset the increase in wheat costs.

SG&A increased 2% to Ps.422 million in 2006 compared with Ps.413 million in 2005 due to higher expenses for advertising and information technology.  SG&A as a percentage of net sales decreased to 19.1% in 2006 from 20.4% in 2005 due to better expense absorption in connection with increased net sales.

Operating loss decreased 36% Ps.87 million in 2006 compared with Ps.136 million in 2005, and operating margin improved to negative 3.9% from negative 6.7% .

Gruma Centroamérica

Sales volume increased 20% to 213 thousand tons in 2006 compared with 178 thousand tons in 2005.  The increase was due primarily to higher corn flour sales volume in connection with the acquisition of a corn flour plant in Guatemala during December 2005 and, to a lesser extent, increased corn flour consumption due to a corn shortage in the region.  Net sales increased 12% to Ps.1,863 million in 2006 from Ps.1,662 million in 2005 due to the increase in sales volume in the corn flour segment.  The rate of growth in net sales lagged sales volume due mainly to the integration of the corn flour plant acquisition behind the growth in and a change in our sales mix toward corn flour in bulk presentation, which has lower prices than retail presentation.

Cost of sales increased 14% to Ps.1,298 million in 2006 compared with Ps.1,143 million in 2005, due primarily to the higher corn flour sales volume.  The percentage increase in cost of sales was lower than in sales volume due to lower corn costs.  Cost of sales as a percentage of net sales increased to 69.7% from 68.8%, due mainly to the integration of the corn flour plant acquisition, which reports lower gross margins than the rest of Gruma Centroamérica’s corn flour operations.

SG&A decreased 4% to Ps.500 million in 2006 compared with Ps.522 million in 2005 and, as a percentage of net sales, decreased to 26.8% in 2006 from 31.4% in 2005.  The improvement was due to an extraordinary expense of Ps. 55 million in 2005 related to technical services provided by GRUMA’s technology division.

Operating income was Ps.65 million in 2006 compared with an operating loss of Ps.2 million in 2005, and operating margin improved to positive 3.5% from negative 0.1%.

LIQUIDITY AND CAPITAL RESOURCES

During 2005, most of our capital expenditures were applied to Gruma Corporation and GIMSA. Gruma Corporation invested in the construction of a tortilla plant in the U.S., expansion of corn flour and tortilla capacity at existing plants, several acquisitions including the tortilla assets of CHS (consisting of three plants), a tortilla company near San Francisco and general facilities upgrades. GIMSA invested in the Agroinsa acquisition and general facilities upgrades.  In 2006, most of our capital expenditures were invested in: (i) the expansion of tortilla capacity and upgrades in existing and new plants within Gruma Corporation; (ii) the acquisition of Pride Valley Foods, a company based in Newcastle, England, that manufactures tortillas, pita bread, chapatti, and naan; (iii) the construction of a tortilla plant in Shanghai, China; (iv) the acquisition of Rositas Investments and Oz-Mex Foods Pty Ltd, two tortilla companies based in Australia, and; (v) the purchase of the remaining 49% ownership interest of Nuova De Franceschi & Figli, a corn flour company based in Italy of which we previously held a 51% ownership interest. To a lesser extent, investments were also applied to capacity expansions in GIMSA and Gruma Centroamérica. These investments were made to accommodate the continuous growth of our business. In 2007, most of our capital expenditures were mainly applied to capacity expansions and upgrades in Gruma Corporation, the construction of a tortilla plant in Australia, and capacity expansions in GIMSA and Gruma Centroamérica.

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

We believe that our overall sources of liquidity will continue to be sufficient during the next 12 months to satisfy our foreseeable financial obligations and operational requirements. The principal factors that could decrease our sources of liquidity are a significant decrease in the demand for, or price of, our products, each of which could limit the amount of cash generated from operations, and a lowering of our corporate credit rating or any other downgrade, which could increase our costs with respect to new debt and cause our stock price to suffer. Our liquidity is also affected by factors such as the depreciation or appreciation of the peso and changes in interest rates. As discussed below, Gruma, S.A.B. de C.V. is subject to financial covenants contained in some of its debt agreements which require it to maintain certain financial ratios and balances on a consolidated basis and Gruma Corporation is subject to financial covenants contained in some of its debt and lease agreements which require it to maintain certain financial ratios and balances on a consolidated basis. The amount of interest that Gruma, S.A.B. de C.V. and Gruma Corporation pay on 40% and 69%, respectively, of their debt may increase if their overall leverage ratio increases above 2.0x and 1.5x,  respectively. An increase in the amount of interest that Gruma, S.A.B. de C.V. and Gruma Corporation pay on their debt could limit these companies’ ability to help support our liquidity and capital resource requirements.

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

Adjusted Working Capital

We define adjusted working capital as current assets, minus current liabilities, excluding short-term bank loans and current portion of long-term debt. Our adjusted working capital as of the dates indicated was as follows:

December 31, 2006	Ps.	5,738 million
December 31, 2007	Ps.	6,732 million

Indebtedness

Our indebtedness bears interest at fixed and floating rates.  As of May 31, 2008, approximately 53% of our outstanding indebtedness bore interest at fixed rates and approximately 47% bore interest at floating rates, with almost all floating-rate indebtedness bearing interest based on LIBOR.  We partially hedge both our interest rate exposure and our foreign exchange rate exposure as discussed below.  For more information about our interest rate and foreign exchange rate exposures, see “Item 11.  Quantitative and Qualitative Disclosures About Market Risk.”

Our long-term senior unsecured perpetual bonds are rated “BBB-” by Standard & Poor’s Ratings Services (“Standard & Poor’s”), and “BBB-” by Fitch Ratings.  On April 12, 2007, Standard & Poor’s revised its outlook on us from neutral to negative.  On February 1, 2008, Standard & Poor’s placed our senior notes on Credit Watch with negative implication. On March 12, 2008, Standard & Poor’s removed our senior notes from Credit Watch with negative implication after our May 2008 rights offering improved our debt ratios.  We continue to have a BBB- rating with negative outlook. Any ratings downgrades or further changes in outlook with negative implications could cause our debt costs to fluctuate, which could ultimately affect our financial condition and results of operation.

On October 4, 2004, we obtained a U.S.$250 million, five year syndicated senior credit facility, which we refer to as the 2004 Facility, from a syndicate of banks, which consists of a U.S.$150 million senior term loan facility and a U.S.$100 million senior revolving credit facility, both with a five-year tenor.  However, on July 28, 2005, we refinanced this 2004 Facility through a syndicate of five banks which we refer to as the 2005 Facility achieving a reduction in the interest rate and eliminating the partial principal amortizations in years 2008 and 2009 and leaving a bullet payment at maturity in July 2010, among other minor benefits.  As of May 31, 2008, there was U.S.$150 million outstanding under the 2005 Facility with U.S.$100 million of revolving credit available.

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

On December 3, 2004, Gruma S.A.B. de C.V. issued U.S.$300 million 7.75% senior unsecured perpetual bonds, which were graded BBB- by Standard & Poor’s Ratings and by Fitch Ratings.  The bonds which have no fixed final maturity date, have a call option exercisable by GRUMA at any time beginning five years after the issue date.  As of May 31, 2008 we had hedged all interest payments due in 2008 on our U.S.$300 million 7.75% senior unsecured perpetual bonds.

In October 2006, Gruma Corporation entered into a U.S.$100 million 5-year revolving credit facility with a syndicate of financial institutions.  The credit facility replaced the U.S.$70 million revolving credit facility which matured in June 2007 and was terminated upon the closing of the new facility.  The new facility has an interest rate based on LIBOR rate plus a spread of 0.35% to 0.45% that fluctuates in relation to our leverage and contains less restrictive provisions than those in the facility replaced.  The terms of the new facility provide that Gruma Corporation may request that the commitments available under the facility be increased by up to an additional U.S.$50 million, subject to the bank’s approval.

As of December 31, 2007, we had committed U.S. dollar-denominated long-term lines of credit totaling Ps.2,730 million (approximately U.S.$250 million) available from banks in Mexico and the United States of which we have drawn Ps.1,365 million (approximately U.S.$125 million).  As of the same date, we also had uncommitted short-term lines of credit totaling Ps.6,849 million (approximately U.S.$627 million) available from Mexican and international banks, of which we had drawn Ps.1,092 million (approximately U.S.$100 million).  Should we elect to utilize the uncommitted lines of credit, we would have to negotiate the terms and conditions at the time of use.

At December 31, 2007, we had total outstanding long-term debt aggregating approximately Ps.6,913 million (approximately U.S.$633  million).  Almost all of our long-term debt at such date was dollar-denominated.  Our long-term debt includes U.S.$205 million or Ps.2,239 million of principal amount of the 2005 Facility which we issued in July 2005, and U.S.$300 million, or Ps.3,276 million, of principal amount of the 7.75% senior unsecured perpetual bonds, which we issued in December 2004.

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

As of December 31, 2007, Gruma Corporation had two sale-leaseback agreements, entered in 1996, of a tortilla production facility and various production equipment located at one of our company’s tortilla plants and at one of its corn flour facilities, both in the U.S.  The agreement related to the tortilla production facility is, under Mexican FRS, accounted for as an operating lease.  Under U.S. GAAP, this arrangement would have been accounted for as a financing lease because a continuing involvement from the seller-lessee is present, and consequently, the risks and benefits of the property are not transferred to the buyer-lessor.  The agreement provides Gruma Corporation with a purchase option to acquire the facility at fair market value at the expiration of the lease, and also an early purchase option, which permits Gruma Corporation to acquire the facility at fair market value at approximately 75% of the lease term. For an approximate purchase prices of U.S.$12.5 million and U.S.$10.6 million, respectively, Gruma Corporation terminated the agreements in April and June 2008.

As of December 31, 2007, we had total cash and cash equivalents of Ps.481 million.

The following table presents our amortization requirements with respect to our total indebtedness as of March 31, 2008.

Year	In Millions of U.S. Dollars
2008	119.0
2009	46.8
2010	260.7
2011	75.0
2012 and thereafter	300.4
Total	U.S.$801.9

The following table sets forth our ratios of consolidated debt to total capitalization (i.e., consolidated debt plus total stockholders’ equity) and consolidated liabilities to total stockholders’ equity as of the dates indicated.  For purposes of these ratios, consolidated debt includes short-term debt.

Date	Ratio of Consolidated Debt to Total Capitalization	Ratio of Consolidated Liabilities to Total Stockholders’ Equity
December 31, 2006	0.28	0.77
December 31, 2007	0.30	0.83

Capital Expenditures

In 2005, we spent approximately U.S.$193 million on capital expenditures, which we applied mainly to Gruma Corporation and GIMSA. Gruma Corporation invested in the construction of a tortilla plant in the U.S., expansion of corn flour and tortilla capacity at existing plants several acquisitions including the tortilla assets of CHS (consisting of three plants), a tortilla plant near San Francisco and general facilities upgrades.  GIMSA invested in the Agroinsa acquisition and general facilities upgrades. In 2006, we invested approximately U.S.$189 million, which were mainly applied to Gruma Corporation and GIMSA.  Gruma Corporation invested in: (i) the expansion of tortilla capacity and upgrades in existing and new plants within Gruma Corporation; (ii) the acquisition of Pride Valley Foods, a company based in Newcastle, England, that manufactures tortillas, pita bread, chapatti, and naan, for an acquisition cost of approximately U.S.$33 million; (iii) the construction of a tortilla plant in Shanghai, China, for a total investment of approximately U.S.$7 million; (iv) the acquisition of Rositas Investments Pty Ltd, a tortilla company based in Australia, for approximately U.S.$13 million; (v) the acquisition of Oz-Mex Foods Pty Ltd, a tortilla company based in Australia, for approximately U.S.$4 million; and (vi) the purchase of the remaining 49% ownership interest in Nuova De Franceschi & Figli, a corn flour company based in Italy, in which we previously held a 51% ownership interest, for approximately U.S.$8.2 million.  To a lesser extent, investments were also applied to capacity expansions in GIMSA and Gruma Centroamérica.  In 2007, we invested U.S.$204 million, which were mainly applied to Gruma Corporation. Major capital expenditures were oriented to capacity expansions and upgrades in Gruma Corporation, capacity expansions in GIMSA and Gruma Centroamérica, and the construction of a tortilla plant in Australia. We have budgeted approximately U.S.$200 million for capital expenditures in 2008. This includes approximately U.S.$46 million spent during the first quarter of 2008, most of which was applied to Gruma Corporation for the construction of a tortilla plant in California and capacity expansions at existing facilities, to Gruma Asia and Oceania for the construction of a tortilla plant in Australia, and to Gruma Venezuela for the construction of a wheat flour mill in Venezuela. The investments were made to accommodate the continuing growth of business.  This capital expenditure budget does not include any potential acquisitions.

We expect to be able to fund our capital expenditures primarily from funds from operations.  We believe that funds from operations will be sufficient to meet our anticipated capital expenditures through the end of this year.

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

Our exposure to risk due to trade receivables is limited given the large number of our customers located in different parts of Mexico, United States, Central America, Venezuela and Europe. However, we still maintain reserves for potential credit losses.  Our operations in Venezuela represented approximately 11% of our sales in 2007.  The severe political and economic situation in Venezuela presents a risk to our business that we cannot control and that cannot be accurately measured or estimated.  Our financial condition and results of operations could be adversely affected due to the fact that (i) 99.7% of our sales are denominated in bolívares, (ii) Gruma Venezuela produces products that are subject to price controls and (iii) we may have difficulties repatriating dividends from Gruma Venezuela and importing some of our raw material requirements because of the foreign exchange controls.  In the case of some of our raw materials, we may also face increasing costs due to the implementation of import tariffs.  See “Item 3.  Risk Factors – Risks Related to Venezuela – Venezuela Presents Significant Economic Uncertainty and Political Risk, Which May in the Future Have an Adverse Impact on Our Operations and Financial Performance.”

From time to time, we enter into currency derivative transactions that cover varying periods of time and have varying pricing provisions.

Our credit exposure on derivatives and foreign exchange contracts is primarily to professional counterparties in the financial sector, arising from transactions with banks, investment banks and other financial institutions.

Market Risk

Market risk is the risk of loss generated by fluctuations in market prices such as interest rates and foreign exchange rates.  The principal market risk to which we are exposed is foreign exchange risk.  This risk stems from activities relating to our world-wide operations as well as to our currency derivative transactions.  We account for these currency derivative instruments using the mark-to-market accounting method.

As of March 31, 2008, these instruments represented a negative mark-to-market value of approximately U.S.$69 million.  The mark-to-market loss represented a non-cash loss that was reflected in our financial results for the first quarter of 2008.  The mark-to-market value of these derivative instruments may decrease or increase in the future prior to the settlement date of the instruments.

As of May 31, 2008, these instruments represented a negative mark-to-market value of approximately U.S.$71 million.  The Company continues to take steps to terminate the open positions in respect of these currency derivative instruments.

RESEARCH AND DEVELOPMENT

We continuously engage in research and development activities that focus on, among other things: increasing the efficiency of our proprietary corn flour and corn/wheat tortilla production technology; maintaining high product quality; developing new and improved products and manufacturing equipment; improving the shelf life of certain corn and wheat products; improving and expanding our information technology system; engineering, plant design and construction; and compliance with environmental regulations. We have obtained 56 patents in the United States since 1968, two of which were obtained during the last three years.  21 of these patents are in force and effect in the United States as of the date hereof and the remaining 35 have expired. We currently have seven new patents in process, five in the United Sates and two in other countries.  Additionally, six of our registered patents are currently in the process of being published in other countries.

Our research and development is conducted through our subsidiaries INTASA, Tecnomaíz and CIASA.  Through Tecnomaíz, we engage in the design, manufacture and sale of machines for the production of corn/wheat tortillas and tortilla chips.  We carry out proprietary technological research and development for corn milling and tortilla production as well as all engineering, plant design and construction through INTASA and CIASA.  These companies administer and supervise the design and construction of our new plants and also provide advisory services and training to employees of our corn flour and tortilla manufacturing facilities.  We spent Ps.43 million, Ps.58 million and Ps.74 million on research and development in 2005, 2006 and 2007, respectively.

TREND INFORMATION

Our financial results will likely continue to be influenced by factors such as changes in the level of consumer demand for tortillas and corn flour, government policies regarding the Mexican tortilla and corn flour industry, and the cost of corn, wheat and wheat flour.  In addition, we expect our financial results in 2008 to be influenced by:

•            volatility in corn and wheat prices;

•            increased competition from tortilla manufacturers, especially in the U.S.;

•            increases or decrease in the Hispanic population in the United States;

•            increases in Mexican food consumption by the non-Hispanic population in the United States; as well as projected increases in Mexican food consumption and use of tortillas in non-Mexican cuisine as tortillas continue to be assimilated into mainstream cuisine in the U.S., Europe, Asia and Oceania, each of which could increase sales;

•            volatility in energy costs;

•            increased competition in the corn flour business;

•            exchange rate fluctuations, particularly increases and decreases in the value of the Mexican peso relative to the Venezuelan bolívar and U.S. dollar;

•            civil and political unrest in Venezuela which may negatively affect the profitability of Gruma Venezuela; and

•            unfavorable general economic conditions in the United States, such as a possible recession or economic slowdown, which could negatively affect the affordability of and consumer demand for some of our products.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2007 we do not have any outstanding off-balance sheet arrangements.

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

Additionally, during 2005, we entered into exchange rate forward and option contracts for part of the interest payments due in 2006 and 2007 (corresponding to our U.S.$300 million 7.75% senior unsecured perpetual bonds).  As of May 31, 2008, Gruma had entered into exchange rate forward contracts to hedge all the interest payments due in 2008 on our U.S.$300 million 7.75% senior unsecured perpetual bonds.

In addition to the above arrangements, we have commitments under certain firm contractual arrangements to make future payments for goods and services.  These firm commitments secure the future rights to various assets to be used in the normal course of operations.  For example, we are contractually committed to make certain minimum lease payments for the use of property under operating lease agreements.  In accordance with Mexican FRS, the future rights and obligations pertaining to such firm commitments are not reflected as assets and liabilities on the accompanying consolidated balance sheets.  As of December 31, 2007, Gruma Corporation is a party to two agreements for the sale leaseback of a tortilla production facility and various production equipment located at one of our company’s tortilla plants and at one of its corn flour facilities, both in the U.S.  The agreement related to the tortilla production facility is, under Mexican FRS, accounted for as an operating lease.  Under U.S. GAAP, this arrangement would have been accounted as a financing lease because a continuing involvement from the seller-lessee is present, and consequently, the risks and benefits of the property are not transferred to the buyer-lessor.  The agreement provides Gruma Corporation with a purchase option to acquire the facility at fair market value at the expiration of the lease, and also an early purchase option, which permits Gruma Corporation to acquire the facility at fair market value at approximately 75% of the lease term.  Gruma Corporation terminated these agreements for approximate purchase prices of U.S.$12.5 million and U.S.$10.6 million, respectively, in April and June 2008. The U.S. GAAP balance sheet as of December 31, 2006 and 2007 would reflect an increase in the fixed assets, net, balance of Ps.44.0 million and Ps.7.7 million, respectively (net of accumulated depreciation of Ps.92.5 million and Ps.97.4 million respectively), and an increase in the long-term debt balance of Ps.136.6 million and Ps.105.0 million, respectively.

The following table summarizes separately our material firm commitments at December 31, 2007 and the timing and effect that such obligations are expected to have on our liquidity and cash flow in the future periods.  In addition, the table reflects the timing of principal and interest payments on outstanding debt, which is discussed in “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”  We expect to fund the firm commitments with operating cash flow generated in the normal course of business.

Contractual Obligations and Commercial Commitments	Total		Less than 1 Year		From 1 to 3 Years		From 3 to 5 Years		Over 5 Years
	(in millions of U.S. dollars)
Long-term debt obligations	633.1		—		261.8		71.3		300.0
Operating lease obligations(1)	141.7		39.4		55.4		27.5		19.4
Purchase obligations(2)	209.2		209.2		—		—		—
Interest payments on our indebtedness (3)	203.0		44.0		74.0		62.0		23.0
Other liabilities(4)	86.2		86.2		—		—		—
Total	1,273.2		378.8		391.2		160.8		342.4
Total in millions of peso equivalent amounts	Ps.	13,903.3	Ps.	4,136.5	Ps.	4,271.9	Ps.	1,755.9	Ps.	3,739.0

(1)	Operating lease obligations primarily relate to minimum lease rental obligations for our real estate and operating equipment in various locations.

(2)	Purchase obligations relate to our minimum commitments to purchase commodities, raw materials, machinery and equipment.

(3)	In the determination of our future estimated interest payments on our floating rate denominated debt, we used the interest rates in effect as of December 31, 2007.

(4)	Other relate to short-term bank loans and the current portion of long-term debt.

U.S. GAAP RECONCILIATION

Our consolidated financial statements are prepared in accordance with Mexican FRS, which differ in certain significant respects from U.S. GAAP.  See Note 21 to our audited consolidated financial statements for information relating to the nature and effect of such differences.  Mexican FRS financial statements recognize the effects of inflation, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis.  We are not required to reverse many of the Mexican inflation accounting adjustments when reconciling Mexican FRS to U.S. GAAP, as these adjustments provide a means of measuring the effects of price-level changes in the inflationary Mexican economy.  Accordingly, these inflation-adjusted figures are considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

Net income under U.S. GAAP amounted to Ps.1,286 million in 2005. Ps.1,503 million in 2006 and Ps.2,108 million in 2007, compared with majority net income under Mexican FRS of Ps.1,305 million in 2005, Ps.1,601 million in 2006 and Ps.2,233  million in 2007.

Stockholders’ equity under U.S. GAAP amounted to Ps.13,930 million in 2006 and Ps.15,117 million in 2007, compared with stockholders’ equity under Mexican FRS of Ps.17,902 million in 2006 and Ps.18,577 million in 2007.  See Note 21 to our audited consolidated financial statements for a further discussion of the adjustments under U.S. GAAP.

New Accounting Standards

New Accounting Pronouncements under Mexican FRS

Starting January 1, 2008 the following Financial Reporting Standards (FRS) issued by the Mexican Financial Reporting Standards Boards became effective:

FRS B-2, “Statement of Cash Flows”, supersedes Bulletin B-12 “Statement for Changes in the Financial Position” and requires a statement of cash flows as part of a full set of financial statements in place of a statement of changes in financial position. This statement of cash flows classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities and provides a definition of each category. Cash flows from operating activities can be reported by directly showing major classes of operating cash receipts and payments (the direct method), or by reporting the same amount of net cash flow from operating activities indirectly by adjusting net income to reconcile it to net cash flow from operating activities (the indirect method) by removing the effects of (a) all deferrals of past operating cash receipts and accruals of expected future operating cash receipts and payments and (b) all items that are included in net income that do not affect operating cash receipts and payments. FRS B-2 also requires that a statement of cash flows reports the reporting currency equivalent of foreign currency cash flows, using the current exchange rate at the time of the cash flows; the effect of exchange rate changes on cash held in foreign currencies is reported as a separate item in the reconciliation of beginning and ending balances of cash and cash equivalents. Restatement of financial statements for years provided before 2008 is not required by FRS B-2.

FRS B-10, Effects of Inflation, replaces the previous Bulletin B-10 “Recognition of the Effect of Inflation in Financial Information” and establishes standards for recognizing the effects of inflation in an entity’s financial statements as measured by changes in a general price index only, eliminating the use of any other valuation method established in the previous Bulletin B-10. FRS B-10 provides criteria for identifying both inflationary and non-inflationary environments, and provides guidelines to cease or start recognizing the effects of inflation in financial statements when the general price index applicable to a specific entity is up to or above 26%, respectively, in a cumulative three-year period. Upon adoption, FRS B-10 includes an option for the accounting treatment of the result from holding non-monetary assets recognized by an entity as accumulated other comprehensive income or loss under previous guidelines by either recycling this result from stockholders’ equity to income as it is realized, or reclassifying the outstanding balance of such result to retained earnings in the period in which this standard becomes effective. Additionally, restatement of financial statements for earlier periods presented is not required by FRS B-10. Since the cumulative inflation in Mexico measured by the NCPI in the three-year period ended December 31, 2007 was below 26%, the Company ceased recognizing the effects of inflation in financial statements beginning January 1, 2008. In addition, the Company elected to reclassify to retained earnings the initial accumulated gain or loss from withholding of non monetary assets. The reclassification amounted to Ps.5,068.3 million.

FRS B-15, “Translation of Foreign Currencies”, replaces the previous Bulletin B-15, “Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations” and introduces the concepts of accounting currency, functional currency and reporting currency. FRS B-15 sets forth procedures for translating financial statements from the accounting currency of a foreign operation into the applicable functional currency, and from the functional currency of a foreign operation into the required reporting currency. FRS B-15 also permits that an entity may present its financial statements in a reporting currency other than its functional currency. Restatement of financial statements for years provided before 2008 is not required by FRS B-15. The Company does not expect that the adoption of this statement will have a material impact in its financial position or results of operation.

FRS D-3, “Benefits to Employees”, replaces the previous FRS Bulletin D-3 “Labor Obligations” and provides standards for recognizing those benefits granted by an entity to its employees, including direct, termination and retirement benefits, as well as other related provisions. FRS D-3 requires shorter amortization periods for items subject to be amortized, including an option to recognize in income any actuarial gain or loss, and does not require the recognition of a transition asset or liability other than benefits granted in a plan amendment (prior service cost). FRS D-3 eliminates the recognition in certain instances of an additional liability determined on the actuarial computation of retirement benefits without consideration of salary increases; consequently, a related intangible asset and an eventual stockholders’ equity adjustment derived from the recognition of this additional liability, are no longer required by this new standard. FRS D-3 also requires the recognition of any termination benefit costs directly in income as a provision, with no deferral of any unrecognized prior service cost or related actuarial gain or loss. Additionally, FRS D-3 recognizes the employees’ profit sharing required to be paid under certain circumstances in Mexico as a direct benefit to employees. The Company does not expect that the adoption of this statement will have a material impact in its financial position or results of operation.

FRS D-4, “Income Taxes”, replaces the previous Mexican FRS Bulletin D-4, “Accounting for income tax, asset tax and employees’ profit sharing”, and provides additional guidance for valuation, presentation and disclosure of both current and deferred income taxes accrued for a period. FRS D-4 eliminates from its scope the accounting for employees’ profit sharing, since this line item is deemed an ordinary expense associated with benefits to employees, and therefore under the scope of FRS D-3. FRS D-4 also recognizes the Mexican asset tax paid as a tax credit to the extent of its expected recovery. In addition, FRS D-4 requires the reclassification to retained earnings of any outstanding cumulative effect of deferred income taxes recognized in stockholders’ equity, in the period in which this standard becomes effective. Upon adoption of FRS D-4, on January 1, 2008 the Company recognized a deferred tax liability and a charge to retained earnings of Ps.327.2 million.

FRS Interpretation 6 “Option to choose the form of hedges”. This INIF indicates that a derivative financial instrument may be considered as such as of the date of its acquisition or as of a subsequent date, only if it fulfills the new requirements established in paragraph 51a) of Statement C-10. The Company does not expect that the adoption of this interpretation will have an impact in its financial position or results of operation.

FRS Interpretation 7 “Accounting treatment of the comprehensive income or loss derived from a cash flows hedge over a projected transaction of purchasing a non financial asset”. This INIF amends the following paragraphs of Statement C-10:

•                  Paragraph 105, to clarify that the effects of a hedge recorded in the comprehensive gain or loss derived from transactions of purchasing a non financial asset can be capitalized in the cost of the non financial asset, whose price is fixed by the hedge; and

•                  Paragraph 106, to indicate that in the case of all cash flows hedges, the amounts recorded in the equity as a part of the comprehensive gain or loss of the year must be reclassified to the income statement in the same period or periods in which the hedge contract is signed or the projected transaction is affected, except for the cases indicated in paragraph 105.

The Company does not expect that the adoption of this interpretation will have an impact in its financial position or results of operation.

Recently Issued U.S. Accounting Standards

Fair value measurements (FASB Statement No. 157):

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The statement does not require any new fair value measures. The statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company was required to adopt SFAS No. 157 beginning on January 1, 2008. SFAS No. 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In February 2008, the FASB approved FASB Staff Position SFAS 157-2 (“FSP 157-2”) that permits companies to partially defer the effective date of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. FSP 157-2 did not permit companies to defer recognition and disclosure requirements for financial assets and financial liabilities or for nonfinancial assets and nonfinancial liabilities that are re-measured at least annually. The Company is currently evaluating the impact that SFAS No.157 will have on its results of operations and financial position.

The fair value option for financial assets and financial liabilities, including an amendment of FASB Statement No. 115 (FASB Statement No.159):

In February 2007 the FASB published SFAS No. 159, “The Fair Value Option for Financial Assets and Financial liabilities.” This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. This statement does not establish requirements for recognizing and measuring dividend income, interest income, or interest expense. This statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157, Fair Value Measurements, and SFAS No. 107, Disclosures about Fair Value of Financial Instruments. SFAS No. 159 will be effective for all fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

Business combinations (FASB Statement No. 141(R)):

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141(R)”) which replaces SFAS No.141, Business Combination. SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects.  SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies.  SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R).  Early adoption is not allowed. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

Non-controlling Interests in Consolidated Financial Statements (FASB Statement No. 160):

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB 51 (“SFAS 160)”). SFAS 160 amends ARB 51 to establish new standards that will govern the accounting for and reporting of (1) non-controlling interest in partially owned consolidated subsidiaries and (2) the loss of control of subsidiaries. SFAS 160 is effective on a prospective basis for all fiscal years, and interim periods within those fiscal years beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which will be applied retrospectively. Early adoption is not allowed. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (FASB Statement No. 161):

On March 19, 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (SFAS 161).  This new standard requires enhanced disclosures for derivative instruments, including those used in hedging activities.  It is effective for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operation.

The Hierarchy of Generally Accepted Accounting Principles (FASB Statement No. 162):

In May 2008, the FASB issued Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles (SFAS 162), which identifies the sources of accounting principles and the framework for selecting principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States.  This statement is not expecting to result in a change in current practice.

Amendment of FASB Interpretation No. 39 (FSP FIN 39-1):

In April 2007, the FASB issued FASB Staff Position (“FSP”) FIN 39-1, which amends certain aspects of FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts - an interpretation of APB Opinion No. 10 and FASB Statement No. 105 (“FSP FIN 39-1”). FSP FIN 39-1 amends paragraph 10 of FIN 39 to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts, including amounts that approximate fair value, recognized for derivative instruments executed with the same counterparty under the same master netting arrangement. Derivative instruments permitted to be netted for the purposes of the FSP include those instruments that meet the definition of a derivative in FASB Statement No. 133, Accounting for Derivative Financial Instruments and Hedging Activities, including those that are not included in the scope of Statement 133 (for example, a financial guarantee, weather derivatives, etc.). The decision to apply the guidance of the FSP FIN 39-1 is an accounting policy decision and should be consistently applied.

The FSP is effective for fiscal years beginning after November 15, 2007, with early application permitted. A reporting entity should recognize the effects of applying this FSP as a change in accounting principle through retrospective application for all financial statement presented. If it is impracticable to apply the guidance in this FSP retrospectively for all financial statements presented, the reporting entity should disclose why it is impracticable and apply the guidance in this FSP retrospectively for as many consecutive prior financial statements as practicable. Upon adoption of this FSP, a reporting entity is permitted to change its accounting policy to offset or not offset fair value amounts recognized for derivative instruments under master netting arrangements. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

Determination of the useful life of intangible assets (FSP SFAS 142-3):

In April 2008, the FASB issued FSP SFAS 142-3, Determination of the useful life of intangible assets, which amends FASB Statement No. 142, Goodwill and Other Intangible Assets, to provide guidance on the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), Business Combinations, and other U.S. generally accepted accounting principles (GAAP).

This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset of this FSP shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

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

The board of directors, which was elected at the Ordinary General Shareholders’ Meeting held on April 30, 2008, currently consists of 15 directors, with each director having a corresponding alternate director. The following table sets forth the current members of our board of directors, their ages, years of service, principal occupations, outside directorships, other business activities and experience, their directorship classifications as defined in the Code of Best Corporate Practices issued by a committee formed by the Consejo Coordinador Empresarial, or Mexican Entrepreneur Coordinating Board, and their alternates.  The terms of their directorships are for one year, or for up to thirty additional days if no designation of their substitute has been made or if the substitute has not taken office.

Roberto González Barrera	Age:	77
	Years as Director:	26
	Principal Occupation:	Chairman of the Board of GRUMA and GIMSA and Chief Executive Officer of GRUMA
	Outside Directorships:	Chairman of the board of Grupo Financiero Banorte, Banco Mercantil del Norte, Fundación GRUMA and Fundación Banorte, Director of Patronato del Hospital Infantil de México.
	Directorship Type:	Shareholder, related
	Alternate:	Roberto González Moreno

Juan Diez-Canedo Ruiz	Age:	57
	Years as Director:	3
	Principal Occupation:	Chief Executive Officer of Fomento y Desarrollo Comercial
	Outside Directorships:	Director of GIMSA, member of the audit and corporate governance committees of GRUMA and GIMSA, director of Deportes Martí.
Business Experience:

Alternate director of Grupo Financiero Banorte and Banco Mercantil del Norte, Chief Executive Officer of Cintra, Executive Vice President of GRUMA and Grupo Financiero Banorte, Banking Director of Grupo Financiero Probursa. Alternate Chief Executive Officer of Banco Internacional.

	Directorship Type:	Independent
	Alternate:	Felipe Diez-Canedo Ruiz

Juan Antonio González Moreno	Age:	50
	Years as Director:	14
	Principal Occupation:	Chief Executive Officer of Gruma Asia and Oceania
	Outside Directorships:	Alternate director of Grupo Financiero Banorte and Banco Mercantil del Norte, Chairman of the Board and Chief Executive Officer of Car Amigo USA.
Business Experience:

Senior Vice President of Special Projects of Gruma Corporation, President of Corn Flour operations of Gruma Corporation, Vice President of Central and Eastern Regions of Mission Foods, President and Vice President of Sales of Azteca Milling, Chief Operating Officer of GIMSA.

	Directorship Type:	Shareholder, related
	Alternate:	Roberto González Valdés

Bertha Alicia González Moreno	Age:	54
	Years as Director:	Since April 2008
	Principal Occupation:	Honorary Life President of Patronato para el Fomento Educativo y Asistencial de Cerralvo
	Other Directorships:	Director of Grupo Financiero Banorte, Centro Educativo Universitario Panamericano, Adanec, Grafo Industrial, and IGNIX
	Business Experience:	Owner and Chief Executive Officer of Uniformes Profesionales de Monterrey and Comercializadora B.A.G.M.
	Directorship Type:	Related
	Alternate:	José de la Peña y Angelini

Federico Gorbea Quintero	Age:	45
	Years as Director:	1
	Principal Occupation:	President and General Manager of ADM México
	Other Directorships:	Chairman of the Board of Terminales de Carga Especializadas, director of Asociación de Proveedores de Productos Agropecuarios de México.
	Business Experience:	President and General Manager of Compañía Continental de México.
	Directorship Type:	Shareholder, independent
	Alternate:	Steve Mills

Carlos Hank Rhon	Age:	60
	Years as Director:	14
	Principal Occupation:	Chairman of the Board of Grupo Financiero Interacciones
	Outside Directorships:	Chairman of the Board of Grupo Hermes and Grupo Coin/La Nacional
	Business Experience:	Chairman of the Board of Laredo National Bancshares, director of Banamex-Accival and Mexican Stock Exchange.
	Directorship Type:	Related
	Alternate:	Carlos Hank González

Roberto Hernández Ramírez	Age:	66
	Years as Director:	13
	Principal Occupation:	Chairman of the Board of Banco Nacional de México and director of Grupo Financiero Banamex
	Outside Directorships:	Director of Citigroup and Grupo Televisa, member of the international advisory committee of the Federal Reserve Bank of New York.
	Business Experience:

Chief Executive Officer of Banco Nacional de México, Chairman of the Board and director of the Mexican Stock Exchange, Chairman of the Board of the Mexican Bankers Association and Acciones y Valores Banamex.

	Directorship Type:	Independent
	Alternate:	Esteban Malpica Fomperosa

Juan Manuel Ley López	Age:	75
	Years as Director:	14
	Principal Occupation:	Chairman of the Board and Chief Executive Officer of Grupo Ley
	Outside Directorships:	Chairman of the Board of Casa Ley and director of Grupo Financiero Banamex-Accival and Telmex.
	Business Experience:

Chief Executive Officer of Casa Ley, Chairman of the Board of the Latin American Association of Supermarkets, Sinaloa-Baja California Consultant Council of Grupo Financiero Banamex-Accival and National Association of Supermarket and Retail Stores.

	Directorship Type:	Related
	Alternate:	Fernando Aguilar Rosas

Bernardo Quintana Isaac	Age:	66
	Years as Director:	13
	Principal Occupation:	Chairman of the Board of Empresas ICA.
	Outside Directorships:	Director of BANAMEX and CEMEX, among others.
	Business Experience:	Chief Executive Officer of Empresas ICA.
	Directorship Type:	Independent
	Alternate:	Diego Quintana Kawage

Juan A. Quiroga García	Age:	58
	Years as Director:	2
	Principal Occupation:	Chief Corporate Officer of GRUMA
	Outside Directorships:	Director of GIMSA
	Business Experience:	Vice President of Administration of Gruma Corporation, Chief Administrative and Internal Auditing Officer of Gruma, Vice President of Operations Control of Gruma Corporation.
	Directorship Type:	Related
	Alternate:	Raúl A. Peláez Cano

Héctor Rangel Domene	Age:	60
	Years as Director:	2
	Principal Occupation:	Chairman of the Board of Grupo Financiero BBVA-Bancomer.
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

	Directorship Type:	Independent
	Alternate:	Juan Carlos Braniff Hierro

Ismael Roig	Age:	40
	Years as Director:	1
	Principal Occupation:	Vice President Planning and Business Development of Archer Daniels Midland Company
	Outside Directorships:	None
	Business Experience:	Treasurer and Controller of GM do Brasil, Regional Treasury Director, GM European Regional Treasury Center, manager, GM Asia Pacific Regional Treasury Center and GM New York Treasurer’s Office.
	Directorship Type:	Shareholder, independent
	Alternate:	David J. Smith

Alfonso Romo Garza	Age:	57
	Years as Director:	14
	Principal Occupation:	Chairman of the Board and Chief Executive Officer of Plenus
	Outside Directorships:	Director of CEMEX, Synthetic Genomics and Donald Danforth Plant Science Center.
Business Experience:

Investor in different industries and companies. He has been involved in the food and beverage, telecommunications, information technology, insurance and financial services, agro-biotechnology, agriculture and real estate industries

	Directorship Type:	Independent
	Alternate:	Adrián Rodríguez Macedo

Adrián Sada González	Age:	63
	Years as Director:	14
	Principal Occupation:	Chairman of the Board of Vitro
	Outside Directorships:	Director of ALFA, CYDSA, Regio Empresas, Consejo Mexicano de Hombres de Negocios, and Grupo de Industriales de Nuevo León.
	Business Experience:	Chairman of the Board of Grupo Financiero Serfin, Chief Executive Officer of Banpais.
	Directorship Type:	Independent
	Alternate:	Manuel Güemes de la Vega

Javier Vélez Bautista	Age:	51
	Years as Director:	6
	Principal Occupation:	Business consultant on strategic and financial matters, and venture capital projects promoter
Outside Directorships:

Director of GIMSA, British American Tobacco-Mexican Operations and Financiamiento Progresemos, member of the audit and corporate governance committees of GRUMA and GIMSA, audit committee member of the British American Tobacco-Mexican Operations, executive committee member of Financiamiento Progresemos.

	Business Experience:	Chief Executive Officer of Nacional Monte de Piedad, Executive Vice President and Chief Financial Officer of GRUMA, project director at Booz Allen Hamilton.
	Directorship Type:	Independent
	Alternate:	Jorge Vélez Bautista

Mr. Roberto González Moreno, Ms. Bertha Alicia González Moreno, and Mr. Juan Antonio González Moreno, members of our board of directors are children of Mr. Roberto González Barrera, the Chairman of our board of directors and our Chief Executive Officer. Mr. Carlos Hank Rhon, a member of our board of directors, is the son-in-law of Mr. Roberto González Barrera.  Mr. Carlos Hank González, an alternate member of our board of directors, is the son of Carlos Hank Rhon and the grandson of Mr. Roberto González Barrera. Furthermore,

Mr. Roberto González Valdez, an alternate member of our board of directors, is the son of Mr. Roberto González Moreno and the grandson of Mr. Roberto González Barrera.

Secretary

The secretary of the board of directors is Mr. Salvador Vargas Guajardo, and his alternate is Mr. Guillermo Elizondo Ríos. Mr. Vargas Guajardo is not a member of the board of directors.

Senior Management

The following table sets forth our executive officers, their ages, years of service, current positions, and prior business experience:

Roberto González Barrera	Age:	77
	Years as Executive Officer:	59
	Years at GRUMA:	59
	Current Position:	Chief Executive Officer
	Business Experience:	Founder and Chairman of the Board of GRUMA and Chairman of the board of Grupo Financiero Banorte.

Nicolás Constantino Coppola	Age:	[60]
	Years as Executive Officer:	2
	Years at GRUMA:	8
	Current Position:	Managing Director, Gruma Venezuela
	Business Experience:

Vice President Sales and Exports and National Commercialization Manager of the Beverage Division of the Polar’s Group, Director of Sales for the Reynolds Company, National Manager of Sales for Warner Lambert of Venezuela and for the Aliven Company (Best Foods).

Leonel Garza Ramírez	Age:	58
	Years as Executive Officer:	9
	Years at GRUMA:	22
	Current Position:	Chief Procurement Officer
	Business Experience:	Manager of Quality and Corn Procurement and Vice President of Corn Procurement at GRUMA, Chief Procurement Officer at GAMESA, Quality Control Manager at Kellogg de México.

Roberto González Alcalá	Age:	44
	Years as Executive Officer:	6
	Years at GRUMA:	13
	Current Position:	President, Gruma México and Latin America
	Business Experience:

Managing Director of GIMSA. Several positions within GRUMA’s Central American operations, including Chief Operating Officer, President of the Tortilla Division in Costa Rica. President of the Corn Division in Central America.

Juan Antonio González Moreno	Age:	50
	Years as Executive Officer:	4
	Years at GRUMA:	28
	Current Position:	Chief Executive Officer, Gruma Asia and Oceania
	Business Experience:

Senior Vice President of Special Projects of Gruma Corporation, President of Corn Flour Operations of Gruma Corporation, Vice President of Central and Eastern Regions of Mission Foods, President and Vice President of Sales of Azteca Milling, Chief Operating Officer of GIMSA.

Roberto González Valdés	Age:	32
	Years as Executive Officer:	1
	Years at GRUMA:	3
	Current Position:	Managing Director, Gruma Centroamérica
	Business Experience:	Special projects manager at Gruma Centroamérica, Assistant to the Chairman of the Board and Chief Executive Officer of GRUMA, Founder of Soliq, Consultant at Booz Allen Hamilton.

Sylvia Hernández Benítez	Age:	43
	Years as Executive Officer:	5
	Years at GRUMA:	5
	Current Position:	Chief Marketing Officer
	Business Experience:

Senior Vice President of Marketing for Gruma Latin America; Executive Vice President at FCB Worldwide; different positions at Chrysler de México, including General Marketing Manager, Marketing Manager for automobiles, Brand Manager for imported automobiles and MOPAR brand coordinator.

Homero Huerta Moreno	Age:	45
	Years as Executive Officer:	6
	Years at GRUMA:	23
	Current Position:	Chief Administrative Officer
	Business Experience:	Various positions within GRUMA including Finance and Administrative Vice President of Gruma Venezuela.

Heinz Kollmann	Age:	[38]
	Years as Executive Officer:	2
	Years at GRUMA:	2
	Current Position:	Chief Technology Officer, Wheat Flour Production
	Business Experience:

Technical Director of MAISCAM in Camerun, Head miller for BUHLER in Uzwil, Switzerland; Responsible Technician for Argentina, Uruguay, Paraguay, Peru and Bolivia for BUHLER in its Buenos Aires branch office; Production Manager and Special Project Manager for GRAMOVEN/ CARGILL in Venezuela; Production Manager and Special Project Manager for Harinera La Espiga in Mexico.

Raúl Alonso Peláez Cano	Age:	47
	Years as Executive Officer:	3
	Years at GRUMA:	3
	Current Position:	Chief Financial Officer
	Business Experience:	Several executive positions at different companies including Industrias Resistol, General Electric de México, and Banco Nacional de México.

Juan Antonio Quiroga García	Age:	58
	Years as Executive Officer:	10
	Years at GRUMA:	35
	Current Position:	Chief Corporate Officer
	Other Positions:	Senior Corporate Controller of GIMSA
	Business Experience:	Vice President of Administration of Gruma Corporation, Chief Administrative and Internal Auditing Officer of GRUMA, Vice President of Operations Control of Gruma Corporation.

Juan Fernando Roche	Age:	53
	Years as Executive Officer:	2
	Years at GRUMA:	2
	Current Position:	President of Mission Foods
	Business Experience:

Founding Partner, CEOBOARD LLP, Florida; President Northern Latin America and President Europe, Middle East & Africa, Nabisco; Chief Executive Officer of MAVESA in Venezuela. Other positions in MAVESA: Chief Financial Officer, Supply Chain Management, Group Product Manager.

Felipe Rubio Lamas	Age:	50
	Years as Executive Officer:	6
	Years at GRUMA:	25
	Current Position:	Chief Technology Officer, Corn Flour and Tortilla Production
	Business Experience:	Several managerial and Vice President positions within Gruma Corporation related to manufacturing processes and design and construction of production facilities.

Salvador Vargas Guajardo	Age:	55
	Years as Executive Officer:	11
	Years at GRUMA:	11
	Current Position:	General Counsel
	Other Positions:	General Counsel of GIMSA
	Business Experience:	Positions at Grupo Alfa, Protexa and Proeza, senior partner of two law firms, including Rojas-González-Vargas-De la Garza y Asociados.

Mr. Roberto González Alcalá, President of Gruma México and Latin America, and Mr. Juan Antonio González Moreno, Chief Executive Officer of Gruma Asia and Oceania, are sons of Mr. Roberto González Barrera, the Chairman of our board of directors and our Chief Executive Officer. Mr. Roberto González Valdés, Managing Director of Gruma Centroamérica, is the son of Mr. Roberto González Moreno, alternate member of our board of directors, and the grandson of Mr. Roberto González Barrera. Mr. Homero Huerta Moreno, our Chief Administrative Officer, is the cousin of Mr. Juan Antonio González Moreno, Mr. Roberto González Moreno, and Ms. Bertha Alicia González Moreno, members of our board of directors.

Audit and Corporate Governance Committees

As required by the Mexican Securities Law, the Sarbanes-Oxley Act of 2002 and our bylaws, an audit committee and a corporate governance committee were appointed by the meeting of the board of directors held on April 23, 2008.  Members of the audit and corporate governance committees were selected from members of the board of directors. Consequently, as required by the Mexican Securities Law and our bylaws, a chairman for each committee was elected by the General Ordinary Shareholders’ Meeting held on April 30, 2008, among the members appointed by the board.

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

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Members of the board of directors are paid a fee of Ps.25,000 for each board meeting they attend.  Additionally, members of the audit and corporate governance committees are paid a fee of Ps.30,000 for each committee meeting they attend.

For 2007, the aggregate amount of compensation paid to all directors, alternate directors, executive officers and audit and corporate governance committees members was approximately Ps.149.4 million (in nominal terms).   The contingent or deferred compensation reserved as of December 31, 2007 was Ps.42.5 million (in nominal terms).

We offer an Executive Bonus Plan that applies to managers, vice presidents, and executive officers.  The variable compensation under this plan can range from 20% to 100% of annual base compensation, depending upon the employee’s level, his individual performance and the results of our operations.

EMPLOYEES

As of December 31, 2007, we had a total of 18,767 employees, including unionized 5,140 and non-unionized 13,627 full- and part-time employees.  Of this total, we employed 7,227 persons in Mexico, 6,720 in the United States, 1,701 in Central America, 1,850 in Venezuela, 551 in China and Australia, 432 in England, 25 in Italy, and 134 in The Netherlands.  Total employees for 2005 and 2006 were 16,582 and 18,124, respectively.  Of our total employees as of December 31, 2007, approximately 34% were white-collar and 66% were blue collar.

In Mexico, workers at each of our plants are covered by a separate contract, under which salary revisions take place once each year, usually in January or February.  Non-salary provisions of these contracts are revised bi-annually. We renewed agreements with the three unions that represent our workers in 2008.

In the United States, Gruma Corporation has four collective bargaining agreements that represent a total of 410 workers at four separate facilities (Pueblo, Tempe, Madera, Henderson).  We renewed one agreement in April 2007.  A new collective bargaining agreement was ratified in November 2007 following the October 2006 NLRB (National Labor Relations Board ) certification of the right to bargain for a location that had been involved in a challenge to the initial election in 2001.  Additionally, the number of our U.S. employees covered under our collective bargaining agreements was reduced effective February 2007, following a disclaimer of interest by one collective bargaining unit. The employees covered by this bargaining unit have been paid severance pay and have separated from the company.

We also entered into a new collective bargaining agreement covering 22 employees at a facility in England that we acquired in late 2006.  The new agreement was ratified in March 2007.

Wages are reviewed during the negotiations and wage increases processed according to the terms of each agreement as well as non-monetary provisions of the agreement.  Wage reviews for non-union employees are conducted once each year, typically in March for Mission Foods and in May for Azteca Milling, L.P.  We believe our current labor relations are good.

SHARE OWNERSHIP

The following Directors and Senior Managers have GRUMA shares which in each case represent less than 1% of our capital stock:  Mr. Adrián Sada González, Mr. Juan Antonio Quiroga García, Mr. Leonel Garza Ramírez, and Mr. Esteban Malpica Fomperosa. In addition, Mr. Roberto González Barrera owns directly and indirectly 279,301,152 shares representing approximately 49.6% of our capital stock and Mr. Juan Antonio González Moreno owns 6,748,294 shares representing approximately 1.2% of our capital stock.

CORPORATE GOVERNANCE PRACTICES

The significant differences between our corporate governance practices and the New York Stock Exchange standards can be found on our website, www.gruma.com.  The information found at this website is not incorporated by reference into this document.

ITEM 7.          Major Shareholders And Related Party Transactions.

MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our capital stock as of June 13, 2008 (which consists entirely of Series B Shares) with respect to Mr. González Barrera and Archer-Daniels-Midland and its affiliates, the only shareholders we know to own beneficially more than 5% of our capital stock, as well as our directors and executive officers as a group and other shareholders.  See “Item 9.  The Offer and Listing” for a further discussion of our capital stock.  With the exception of Archer-Daniels-Midland’s right to appoint two members of our board of directors, and their corresponding alternates, the major shareholders do not have different or preferential voting rights with respect to those shares they own.  As of June 13, 2008, our Series B shares were held by 336 record holders in Mexico.

Name	Number of Series B Shares		Percentage of Outstanding Shares
Roberto González Barrera and family (1)	290,201,330		51.51%
Archer-Daniels-Midland (2)	130,901,630		23.24%
Directors and Officers as a Group (3)	692,072		0.12%
Other shareholders	141,561,177		25.13%

Total	563,356,209	(4)	100.00%

(1)

The shares beneficially owned by Mr. González Barrera and his family include: 92,421,864 shares held directly by Mr. González Barrera; 156,853,492 shares held indirectly by Mr. González Barrera through a trust controlled by him; 30,025,796 shares held by him through a Mexican corporation jointly owned with Archer-Daniels-Midland and controlled by him; 4,151,884 shares held by Ms. Graciela S. González Moreno; and 6,748,294 shares held by Mr. Juan Antonio González Moreno.

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

(4)

As of June 13, 2008, our capital stock was represented by 565,174,609 issued Series “B”, class I, no par value shares, of which 563,356,209 shares were outstanding, fully subscribed and paid, and 1,818,400 shares were held in our treasury.

Mr. González Barrera and his family control approximately 55.9% of our capital stock and therefore have the power to elect a majority of our 15 directors.  In addition, under Mexican law, any holder or group of holders representing 10% or more of our capital stock may elect one Director.  Under our bylaws and the Archer-Daniels-Midland association, as long as Archer-Daniels-Midland owns at least 20% of our capital stock, it will have the right to designate two members of our board of directors and their corresponding alternates.

Under the terms of our agreement, Archer-Daniels-Midland may not, without the consent of Mr. Roberto González Barrera, the Chairman of our board of directors, acquire additional shares of us.

On May 20, 2008, we completed a preemptive rights offering in Mexico to our non-U.S. shareholders, pursuant to which we issued 82,624,657 of our series B common stock, class I, no par value shares.  Company shareholders exercising their preemptive rights paid for and acquired the shares at a price of Ps.25.55 per share for a combined offering total of Ps.2,111,060,000.  Rights to acquire the shares were not offered to U.S. persons, nor in any other jurisdiction outside of Mexico.  Prior to the preemptive rights offering, Mr. González Barrera and his family controlled, directly and indirectly, approximately 50.9% of our outstanding shares, and Archer-Daniels-Midland, directly and indirectly, owned approximately 27.1% of our outstanding shares and controlled the right to vote approximately 22% of our outstanding shares.  Archer-Daniels-Midland did not participate in the rights offering.  As of June 13, 2008, Archer-Daniels-Midland, directly and indirectly, owned approximately 23.2% of our outstanding shares and controlled the right to vote approximately 18.9% of our outstanding shares.

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

At their peak on May 17, 2005, the outstanding balance of loans from GIMSA to GRUMA were Ps.1,530.8 million in nominal terms.  As of June 13, 2008, we owed GIMSA Ps.668.1 million and U.S.$31.8 million.  The average interest rate for this year up to June 13, 2008 has been 8.31% for loan in pesos and 4.0% for the loan in dollars.

In September 2001, Gruma Corporation started to make loans to us which, at their peak on June 24, 2004, reached the amount of U.S.$64.0 million.  However, since 2004, we have lent money to Gruma Corporation at an average rate of 4.57% during 2008, having an outstanding amount of U.S.$65.0 million as of June 13, 2008.

Transactions with Archer-Daniels-Midland

We entered into an association with Archer-Daniels-Midland in September 1996.  As a result of this association, (i) we received U.S.$258.0 million in cash, (ii) Gruma and Archer-Daniels-Midland combined their U.S. corn flour operations under Azteca Milling, our wholly-owned U.S. corn flour operations, and, as a result, Archer-Daniels-Midland received a 20% partnership interest in Azteca Milling, and (iii) we received 60% of the capital stock of Molinera de México, Archer-Daniels-Midland’s wholly-owned Mexican wheat milling operations.  We also gained exclusivity rights from Archer-Daniels-Midland in specified corn flour and wheat flour markets.  In return, Archer-Daniels-Midland received 74,696,314 of our then newly issued shares, which represented approximately 22% of our total outstanding shares at that time, and 20% partnership interest in Azteca Milling, and retained 40% of the capital stock of Molinera de México.  Archer-Daniels-Midland also obtained the right to designate two of our 15 directors and their corresponding alternates.  In addition, Archer-Daniels-Midland acquired 5% of MONACA. Archer-Daniels-Midland has designated Federico Gorbea, President and Chief Operating Officer of Archer-Daniels-Midland’s

operations in México, and Ismael Roig, Vice President of Planning and Business Development, as members of our board of directors. Archer-Daniels-Midland has elected David J. Smith, its Senior Vice President, Secretary and General Counsel, and Steve Mills its Group Vice President and Controller, to serve as alternates for Mr. Gorbea and Mr. Roig, respectively.  As of June 13, 2008, Archer-Daniels-Midland owned, directly and indirectly, approximately 23.2% of our outstanding shares.

During 2005, 2006 and 2007, we purchased U.S.$105 million, U.S.$115 million and U.S.$133 million, respectively, of inventory from Archer-Daniels-Midland Corporation, a shareholder, at market rates and terms.  Additionally, in 2006, we purchased a 2% stake in MONACA from Archer-Daniels-Midland and sold a 3% stake in DEMASECA to Archer-Daniels-Midland.  For more information regarding these transactions, please see “Item 4.  Information on the Company—Business Overview– Gruma Venezuela.”

Other Transactions

As of December 31, 2007 we hold approximately 8.62% of the capital stock of GFNorte, a Mexican financial institution.  In the normal course of business, we may obtain financing from GFNorte’s subsidiaries at market rates and terms.  For the past five years, the highest outstanding loan amount has been Ps.162 million (in nominal terms) with an average interest rate of 8.9% in December 2003.

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

In compliance with the Third Administrative Court of Appeals’ injunction, the CFC issued a new resolution on July 5, 2007, informing our company that the CFC had no objection to the acquisition of Agroinsa.  Under Mexican law, such resolution is deemed to be an authorization by the CFC to permit the acquisition and resulting market concentration.  The CFC’s 2007 resolution concluded the notice of concentration process with respect to GIMSA’s acquisition of Agroinsa.

Distributor Arbitrations and Litigations

In November 2001, one of GRUMA’s distributors filed a putative class action lawsuit against Gruma Corporation (Dennis Johnson and Arnold Rosenfeld et al v. Gruma Corporation). The case was removed from California state court to federal court. In April 2005, the United States District Court, based upon a recent U.S. Supreme Court decision, ordered that the claims be referred to arbitration in Los Angeles and that the arbitrator decide whether the matter should proceed as a class action. An additional distributor subsequently joined the arbitration as a claimant. The arbitrator has made a preliminary ruling that a class of approximately 1,120 California distributors will be certified, but a final certification order has not yet been entered.  The claims, as amended, allege that: (i) Gruma Corporation breached its agreements with its distributors; (ii) Gruma Corporation’s distributors are actually employees; (iii) Gruma Corporation has failed to make wage and other payments required for employees; (iv) Gruma Corporation has violated California’s labor, antitrust, and unfair competition statutes; and (v) Gruma Corporation has otherwise committed fraud and negligent misrepresentations. The arbitrator subsequently dismissed the antitrust claims. The plaintiffs seek damages and equitable relief, but have not yet specified the total amount of damages sought.  The arbitrator has indicated that trial will be held in two phases.  The first phase to determine the existence of any liability began on April 28, 2008 and finished on May 21, 2008. Post trial briefs will submitted by the parties and we expect a decision by the arbitrator on liability, during the early part of July. In the event the arbitrator determines liability against the Company, the second phase of the case, to determine damages, will take place at a later date which has not been set. Either party may file, on a limited basis, an appeal to the District Court, if the decision was based on gross error of law, refusal to hear evidence, abuse of powers or was due to corruption or fraud. We intend to vigorously defend against this action.

On July 28, 2006, another of GRUMA’s distributors sought to join the Los Angeles arbitration but was referred to arbitration in the State of Washington (Misty Brunner and Kyle Ruby et al v. Gruma Corporation). An additional distributor subsequently sought arbitration in the State of Washington and the two proceedings have been consolidated before an arbitrator in Seattle. The two distributors on behalf of alleged classes of current and former distributors assert that: (i) Gruma Corporation breached its agreements with its distributors; (ii) Gruma Corporation’s distributors are actually employees; (iii) Gruma Corporation has failed to make wage and other payments required for employees; (iv) Gruma Corporation has violated California and Washington labor statues, among others; and (v) Gruma Corporation has failed to pay federal excise payments on sales made by the distributors. The plaintiffs seek damages and equitable relief, but as of June 13, 2008 the plaintiffs have not specified the total amount of damages sought. We intend to vigorously defend against this action.

In April 2007, GRUMA was named in a class action suit, Enrique Garza, et al. v. Gruma Corporation doing business as Mission Foods, filed in the United States District Court for the Northern District of California, San Jose Division.  The plaintiffs assert that they were induced to enter into distributor agreements and to pay for routes by false statements and that GRUMA breached the distributor agreements by arbitrarily taking their routes, shuffling around the routes, reselling the routes to others, and failing to adequately compensate the plaintiffs.  The plaintiffs also asserted a Racketeer Influenced and Corrupt Organizations (RICO) violation under 18 U.S. Code §§ 1962 et seq.  Plaintiffs seek an unspecified amount of damages and injunctive relief.  We received the initial complaint in April 2007 and discovery is still ongoing.  We intend to vigorously defend against this action.

Drivers’ Class Action

In October 2005, our company was named as a defendant in a class action suit, Ramon Moreno et al. v. Guerrero Mexico Food Products, Inc. and Gruma Corporation, filed in the United States District Court for the Central District of California, Los Angeles County.  This suit was a punitive class action alleging a misclassification of sales drivers who deliver some of our products to retail stores under the Guerrero brand, as exempt from certain overtime wage and other mandatory work hour requirements under the California Labor Code.  The plaintiffs are members of the International Brotherhood of Teamsters.  In March 2008, our company reached a definitive settlement agreement with the plaintiffs for an amount of U.S.$2.9 million.  The Court tentatively agreed to the terms of the settlement on April 21, 2008.  The settlement amount, as well as a portion of the costs we incurred in defending the case will be paid out of proceeds we have received under an existing labor liability insurance policy.

Water Discharge Assessments

Certain subsidiaries of GIMSA were notified by the National Water Commission of fee assessments due from various prior years.  These assessments mainly arose from the National Water Commission’s determination that sewage water had been discharged on public property that was being used for receiver facilities.  Nevertheless, the subsidiaries used the water derived from the production process, previously treated, to irrigate certain of our company’s property through a sprinkler system.  The affected subsidiaries subsequently challenged these assessments and as of December 5, 2007, all of the assessments the National Water Commission brought against GIMSA’s subsidiaries were definitively resolved in favor of our company.

Mexican Tax Claim

The Secretaría de Hacienda y Crédito Público, or Ministry of Finance and Public Credit, has lodged tax assessments against our company for an amount of Ps.340.7 million in connection to our asset tax returns for the years 1994, 1996, 1997, 1999 and 2000, as well as assessments for Ps.93.5 million for allegedly withholding taxes at a lower rate from the payment of interest to our foreign creditors for the years 2000, 2001 and 2002 (the Mexican authorities claim that our company should have withheld 10% over such payments instead of the 4.9% our company withheld). The Company has filed several appeals to obtain an annulment of such assessments. We intend to vigorously defend against these actions. We believe the resolution of these proceedings will not have a material effect on our financial position and results of operations.

Furthermore, the Ministry of Finance and Public Credit has made tax assessments against Molinera de México for an amount of Ps.101.8 million for wheat imports made during the year 2003, which according to the Mexican tax authorities were incorrectly classified under the harmonized system.  Our company has filed a total of 14 appeals to obtain an annulment of all of these assessments. All but three of the appeals have been satisfactorily resolved in our favor. The three outstanding proceedings represent approximately Ps.86 million. We intend to vigorously defend against these actions.  We believe the resolution of these proceedings will not have a material effect on our financial position and results of operations.

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

Venezuelan Labor Lawsuits

In the past, our subsidiary MONACA was named in eight labor lawsuits and one extrajudicial claim, claiming damages in the amount of U.S.$2,934,031. The lawsuits and claims relate to issues and rights such as profit sharing, social security, vacations, overtime hours, seniority and indemnity payments. The “caleteros” who brought the claims are workers who help freighters unload goods.

As of June 13, 2008, our subsidiary MONACA had negotiated the payment of all of the above-mentioned labor lawsuits and the extrajudicial claim, reaching successful settlement agreements for each of the lawsuits and claims in an aggregate amount of U.S.$1,460,118.  Currently, MONACA has performed all of its payment obligations under the settlement agreements and there are no other judicial lawsuits or extrajudicial claims pending or in process related to the foregoing.

ITEM 9.          The Offer And Listing.

TRADING HISTORY

Our Series B Shares have been traded on the Bolsa Mexicana de Valores, S.A. de C.V., or Mexican Stock Exchange, since 1994. The ADSs, each representing four Series B Shares, commenced trading on the New York Stock Exchange in November 1998.  As of December 31, 2007, our capital stock was represented by 482,549,952 issued Series “B”, class I, with no par value shares, of which 481,503,052 shares were outstanding, fully subscribed and paid, and 1,046,900 shares were held in our treasury. As of December 31, 2007, 84,794,580 Series B shares of our common stock were represented by 21,198,645 ADSs held by 13 record holders in the United States.

In May 2008, we issued 82,624,657 of our series B common stock, class I, no par value shares pursuant to a preemptive rights offering in Mexico to our non-U.S. shareholders.  Company shareholders exercising their preemptive rights paid for and acquired the shares at a price of Ps.25.55 per share, resulting in aggregate net proceeds to us from the offering of Ps.2,111,060,000.  We did not offer any rights to acquire the shares to U.S. persons, nor in any other jurisdiction outside of Mexico.  The proceeds of the offering were used to reduce our level of debt and improve our debt ratios in order to maintain our investment-grade rating. As of June 13, 2008, our capital stock was represented by 565,174,609 issued Series “B”, class I, with no par value shares, of which 563,356,209 shares were outstanding, fully subscribed and paid, and 1,818,400 shares were held in our treasury.

PRICE HISTORY

The following table sets forth, for the periods indicated, the annual high and low closing sale prices for the Series B Shares and the ADSs as reported by the Mexican Stock Exchange and the New York Stock Exchange, respectively.

	Mexican Stock Exchange		NYSE
	Common Stock		ADS(2)
	High	Low	High	Low
	(Ps. per share(1))		(U.S.$ per ADS)
Annual Price History
2003	15.30	9.20	5.62	3.20
2004	26.48	15.70	9.50	5.40
2005	36.00	20.64	13.35	7.63
2006	41.16	26.53	15.26	9.41
2007	41.43	32.32	15.71	11.94
Quarterly Price History
2006
1st Quarter	39.44	31.83	15.05	11.60
2nd Quarter	34.68	26.53	13.59	9.50
3rd Quarter	35.40	30.75	12.78	11.20
4th Quarter	41.16	32.52	15.26	11.94

	Mexican Stock Exchange		NYSE
	Common Stock		ADS(2)
	High	Low	High	Low
	(Ps. per share(1))		(U.S.$ per ADS)
2007
1st Quarter	39.12	32.73	13.75	11.94
2nd Quarter	39.02	34.61	14.60	12.66
3rd Quarter	41.96	35.49	15.71	13.11
4th Quarter	40.00	32.96	14.53	12.17
2008
1st Quarter	35.46	25.10	13.03	9.35
2nd Quarter(3)	31.02	25.24	11.99	9.64
Monthly Price History
December 2007	36.58	32.96	13.37	12.17
January 2008	35.46	28.48	13.03	10.70
February 2008	31.33	28.73	11.63	10.66
March 2008	29.99	25.10	11.20	9.35
April 2008	29.31	25.24	11.22	9.64
May 2008	31.02	27.60	11.95	10.63
June 2008(3)	30.92	28.53	11.99	10.93

(1)           Pesos per share reflect nominal price at trade date.

(2)           Price per ADS in U.S.$; one ADS represents four Series B Shares.

(3)           Through June 13, 2008.

On June 13, 2008, the last reported sale price of the B Shares on the Mexican Stock Exchange was Ps.28.82  per B Share.  On June 13, 2008, the last reported sale price of the ADSs on the New York Stock Exchange was U.S.$11.08 per ADS.

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

Notice of shareholders’ meetings must be published in the Federal Official Gazette or in a newspaper of general circulation in Monterrey, Nuevo León at least 15 days prior to the meeting. Shareholders’ meetings may be held without such publication provided that 100% of the outstanding shares are represented. Shareholders’ meetings must be held within the corporate domiciles in Monterrey, Nuevo León.

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

As of June 13, 2008, our capital stock was represented by 565,174,609 issued Series “B”, class I, with no par value shares, of which 563,356,209 shares were outstanding, fully subscribed and paid, and 1,818,400 shares were held in our treasury.

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

Board Notices, Meetings, Quorum Requirements and Approvals. To obtain the prior approval of our board of directors, a potential purchaser must properly deliver a written application complying with the applicable requirements set forth in our bylaws. Such application shall state, among other things: (i) the number and class of our shares the person beneficially owns or to which such person has any right, (ii) the number and class of shares the Person intends to acquire, (iii) the number and class of shares with respect to which such Person intends to acquire any right, (iv) the percentage that the shares referred to in (i) represent of our total outstanding shares and of the class or series to which such shares belong, (v) the percentage that the shares referred to in (ii) and (iii) represent of our total outstanding shares and of the class or series to which such shares belong, (vi) the person’s identity, or in the case of a purchaser which is a corporation, trust or legal entity, its shareholders, partners or beneficiaries as well as the identity and nationality of each person effectively controlling such corporation, trust or legal entity, (vii) the reasons and purpose behind such acquisition, (viii) if such person is, directly or indirectly, a competitor of the company or any of its subsidiaries or affiliates, and if such person has the authority to legally acquire the shares pursuant to our bylaws and Mexican law, (ix) its source of financing the intended acquisition, (x) if the Person is part of an economic group, formed by one or more of its related parties, which intends to acquire shares of our common stock or rights to such shares, (xi) if the person has obtained any financing from one of its related parties for the payment of the shares, (xii) the identity and nationality of the financial institution, if any, that will act as the underwriter or broker in connection with any tender offer, and (xiii) the person’s address for receiving notices.

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

Any acquisition of common shares representing at least 2% or 5%, as the case may be, of our outstanding capital stock, must be approved by at least the majority of the members of our board of directors present at a meeting at which at least the majority of the members is present. Such acquisitions must be resolved by our board of directors within 60 calendar days following the receipt of the written application described above, unless the board of directors determines that it does not have sufficient information upon which to base its decision. In such case, the board of directors shall deliver a written request to the potential purchaser for any additional information that it deems necessary to make its determination. The 60 calendar days referred to above will commence following the receipt of the additional information from the potential purchaser.

Mandatory Tender Offers in the Case of Certain Acquisitions. If our board of directors authorizes an acquisition of common shares which increases the purchaser’s ownership to 30% or more, but not more than 50%, of our capital stock, then the purchaser must effect its acquisition by way of a cash tender offer for a specified number of shares equal to the greater of (i) the percentage of common shares intended to be acquired or (ii) 10% of our outstanding capital stock, in accordance with the applicable Mexican securities regulations.

No approval of the board of directors will be required if the acquisition would increase the purchaser’s ownership to more than 50% of our capital stock or results in a change of control, in which case the purchaser must effect its acquisition by way of a tender offer for 100% minus one of our total outstanding capital stock, which tender shall be made pursuant to applicable Mexican laws.

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

MATERIAL CONTRACTS

Archer-Daniels-Midland

We entered into an association with Archer-Daniels-Midland in September 1996.  We believe that this association improved our position in the U.S. corn flour market by combining our proprietary corn flour technology, our leading position in the corn flour industry in Mexico, the United States, Central America and Venezuela and our operational expertise with Archer-Daniels-Midland’s logistical resources and financial strength.

As a result of this association, (i) we received U.S.$258.0 million in cash, (ii) Gruma and Archer-Daniels-Midland combined their U.S. corn flour operations under Azteca Milling, our wholly-owned U.S. corn flour operations, and, as a result, Archer-Daniels-Midland received a 20%  partnership interest in Azteca Milling, and (iii) we received 60% of the capital stock of Molinera de México, Archer-Daniels-Midland’s wholly-owned Mexican wheat milling operations.  We also gained exclusivity rights from Archer-Daniels-Midland in specified corn flour and wheat flour markets.  In return, Archer-Daniels-Midland received 74,696,314 of our then newly issued shares, which represented at that time approximately 22% of our total outstanding shares, and 20% partnership interest in Azteca Milling and retained 40% of the capital stock of Molinera de México.  Archer-Daniels-Midland also obtained the right to designate two of the 15 members of our board of directors and their corresponding alternates.

Under the terms of this association, Archer-Daniels-Midland may not, without the consent of Mr. Roberto González Barrera, the Chairman of our board of directors or our board of directors, acquire additional shares of us.  As of June 13, 2008, Archer-Daniels-Midland owned, directly and indirectly, approximately 23.2% of our outstanding shares.  A total of 24,566,561 of these shares are held by Archer-Daniels Midland through a Mexican corporation jointly owned with Mr. González Barrera and controlled by him.  Thus, Archer-Daniels-Midland only has the right to vote 18.9% of our outstanding shares.  In addition, Archer-Daniels-Midland has the right to nominate two of the 15 members of our board of directors and their corresponding alternates.  Archer-Daniels-Midland did not participate in the preemptive rights offering we completed on May 20, 2008.  Prior to the preemptive rights offering, Archer-Daniels-Midland, directly and indirectly, owned approximately 27.1% of our outstanding shares and controlled the right to vote approximately 22% of our outstanding shares.

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

BBVA Bancomer

On July 28, 2005, we obtained a U.S.$250 million, five-year syndicated senior credit facility, which we refer to as the 2005 Facility, from a group of five banks, led by BBVA Bancomer, which consists of a U.S.$150 million senior term loan facility and a U.S.$100 million revolving credit facility, both with a five-year tenor and bullet payment.  Funds from the 2005 Facility were used to repay in full the outstanding balance of U.S.$244 million under our now-terminated 2004 Facility. As of May 31, 2008, there was U.S.$150 million outstanding under the term facility with U.S.$100 million of revolving credit available.  The interest rate for the facility is LIBOR plus 40 basis points for the first year.  Thereafter, the spread could fluctuate in relation to our leverage and could be between 37.5 and 45 basis points.  This Loan Agreement was executed in July 22, 2005 among us, the Lenders party thereto, BBVA Securities Inc. as Bookrunner and Documentation Agent, and BBVA Bancomer, S.A. as Administrative Agent.  See “Item 19.  Exhibits.”

Perpetual Bonds

We issued U.S.$300 million 7.75% senior unsecured perpetual bonds under an indenture dated as of December 3, 2004, among Gruma, S.A.B. de C.V., and JP Morgan Chase Bank, N.A. as trustee.  Pursuant to the indenture, the bonds have no stated maturity, have a call option exercisable by GRUMA at any time beginning five years after the issue date and will bear interest at a fixed rate of 7.75% per annum from the date of issuance.  Interest on the bonds will be paid quarterly in arrears on March 3, June 3, September 3 and December 3 of each year, commencing on March 3, 2005, to the person in whose name such bond (or any predecessor bond) is registered at the close of business on the preceding February 15, May 15, August 15 or November 15, as the case may be.  Interest on the bonds will be computed on the basis of a 360-day year of twelve 30-day months.  The Bonds will constitute direct senior unsecured obligations of Gruma S.A.B. de C.V. and will rank at least pari passu in priority of payment with all other present and future unsecured and unsubordinated indebtedness of Gruma S.A.B. de C.V.  See “Item 19.  Exhibits.”

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

Supplemental Indenture

Revolving Credit Facility

In October 2006, Gruma Corporation entered into a U.S.$100 million 5-year revolving credit facility with a syndicate of financial institutions.  The credit facility replaced the U.S.$70 million revolving credit facility which was scheduled to mature in June 2007.  The new facility has an interest rate based on LIBOR rate plus a spread of 0.35% to 0.45% that fluctuates in relation to our leverage and contains less restrictive provisions than those in the facility replaced.  The terms of the new facility provide that Gruma Corporation may request that the commitments available under the facility be increased by up to an additional U.S.$50 million, subject to the bank’s approval.

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

ITEM 11.       Quantitative And Qualitative Disclosures About Market Risk.

The following information includes “forward-looking statements” that involve risk and uncertainties.  Actual results could differ from those presented.  All information below is presented on a Mexican FRS basis in pesos of constant purchasing power as of December 31, 2007.

We are exposed to market risks arising from changes in interest rates, foreign exchange rates, equity prices and commodity prices.  We use derivative instruments, on a selective basis, to manage these risks.  We maintain and control our treasury operations and overall financial risk through practices approved by our senior management.

INTEREST RATE RISK

We depend upon debt financing transactions, including debt securities, bank and vendor credit facilities and leases, to finance our operations.  These transactions expose us to interest rate risk, with the primary interest-rate risk exposure resulting from changes in the relevant base rates (mostly LIBOR and to a lesser extent, Prime, TIIE and Tasa Promedio Ponderada in Venezuela) which are used to determine the interest rates that are applicable to borrowings under our credit facilities.  We are also exposed to interest rate risk in connection with refinancing of maturing debt.  We had approximately U.S.$352 million (Ps.3,844 million) of fixed rate debt and approximately U.S.$368 million (Ps.4,011 million) in floating rate debt at December 31, 2007.

 The following table sets forth, as of December 31, 2007, principal cash flows and the related weighted average interest rates by expected maturity dates for our debt obligations.

	Maturity Dates
	2008	2009	2010	2011	Thereafter	Total	Fair Value
	(in millions of pesos of constant purchasing power as of December 31, 2007, except percentages)
Liabilities
Debt
Fixed Rate (Ps.)	182	316	56	10	3,280	3,844	3,782
Average Rate	7.3%	7.22%	6.1%	9.7%	8.8%
Floating Rate (Ps.)	760	190	2,297	764	—	4,011	4,011
Average Rate	4.9%	4.9%	5.8%	5.5%	—

From time to time, we use derivative financial instruments such as interest rate swaps for purposes of hedging a portion of our long-term debt, in order to reduce our exposure to increases in interest rates.  Several of these contracts, however, do not qualify for treatment as hedging transactions, as described in Note 18 to our financial statements.  On November 2, 2004, we entered into an interest rate swap transaction with five banks with an aggregate notional amount of U.S.$150 million maturing on April 5, 2008, whereby we fixed the 6-month LIBOR rate associated with the term portion of the 2004 Facility at an average rate of 3.2725%.  On September 30, 2005, this interest rate swap was modified resulting in a average fixed rate of 3.2775% and a maturity date of March 30, 2008.  The swap transaction provides that the counterparty pay us unless 6-month LIBOR reaches 6%, in which case the parties have no obligation to pay any amount for the applicable period. However, in March 8, 2006 we modified this 6% level up to 6.5% and 6.75% for the interest payment dates due in 2007 obtaining a fixed average rate of 3.6175% for this year.  In addition, in December 12, 2005 we entered into a new interest rate swap for the 2005 Facility with a single bank, starting on March 30, 2008 and maturing on March 30, 2009, whereby we fixed the 6-month LIBOR rate associated with the term portion at an average rate of 4.505%.  The swap transaction provides that the counterparty pay us unless 6-month LIBOR reaches 7%, in which case the parties have no obligation to pay any amount for the applicable period.  For a description of our debt, see Note 10 to our financial statements.

In the case of our cash and short-term investments, declines in interest rates decrease the interest return on floating rate cash deposits and short-term investments.  A hypothetical 100 basis point (1.0%) decrease in interest rates would not have a significant effect on our results of operations.

FOREIGN EXCHANGE RATE RISK

Our net sales are denominated in U.S. dollars, Mexican pesos and other currencies.  During 2007, approximately 49% of our revenues were generated in U.S. dollars, and approximately 33% in pesos.  In addition, as of December 31, 2007, approximately 56% of our total assets were denominated in currencies other than Mexican pesos, particularly U.S. dollars.  A significant portion of our operations is financed through U.S. dollar-denominated debt.

We believe that we have natural foreign exchange hedges incorporated in our balance sheet, in significant part because we have subsidiaries outside Mexico, and the peso-denominated value of our equity in these subsidiaries is also exposed to fluctuations in exchange rates.  Changes in the peso value of equity in our subsidiaries caused by movements in foreign exchange rates are recognized as a component of equity.  See Note 16 to our financial statements.

Our primary foreign exchange rate risk relates to our substantial U.S. dollar-denominated debt for our non-U.S. subsidiaries.  As of December 31, 2007, approximately 93% of our debt obligations was denominated in U.S. dollars.  The following table sets forth information concerning our U.S. dollar-denominated debt as of December 31, 2007.  The table does not reflect our U.S. dollar sales or our U.S. dollar-denominated assets.

	Expected Maturity or Transaction Date
U.S. dollar-denominated debt	2008	2009	2010	2011	Thereafter	Total	Fair Value
	(in millions of pesos of constant purchasing power as of December 31, 2007)
7.75% Perpetual bond	—	—	—	—	3,276	3,276	3,214
Syndicated loan	—	—	2,239	—	—	2,239	2,239
Revolving credit facility	—	—	—	764	—	764	764
7.96% senior notes	17	115	—	—	—	132	133
Other*	925	391	115	10	3	1,444	1,444
	942	506	2,354	774	3,279	7,855	7,794

* Includes debt in Euros, Mexican Pesos and Bolívares

During 2004 and 2005, we entered into forward contracts and exchange rate option contracts (Mexican peso – U.S. dollar) for a nominal amount of U.S.$55.8 million, with different maturity dates until November 2007. The purpose of these contracts is to hedge the financial risks due to exchange rate fluctuations over the quarterly interest payments related to our perpetual notes. The unfavorable effect of the contracts due during 2007 of Ps.15.2 million was recognized in our income statement for the year 2007.

During 2007, we entered into forward contracts and exchange rate option contracts (Mexican peso – U.S. dollar) with respect to our foreign exchange exposure related to the 7.75% perpetual notes. These contracts covered four coupon dates for 2007, as well as four additional dates for 2008 and  two for 2009. Accordingly, the maturity dates for these contracts ranged from March 2007 to June 2009.

During 2007, we also entered into exchange rate option contracts with quarterly maturity dates expiring during 2008 and 2009. On an average basis, by maturity date, the purchase trades were U.S.$370.5 million against U.S.$420 million of sale trades. In addition, for 2008 and 2009, we entered into exchange rate options contracts, under which GRUMA could either sell or buy U.S. dollars depending on the behavior of the spot rate, for an average notional amount of U.S.$115 million. Additionally, at the end of 2007, twelve call contracts maturing on February 28, 2008, were sold with an exchange rate of Ps.12.00 per U.S. dollar. These contracts were not recognized under hedge accounting principles. The favorable effect of the contracts due in 2007 of Ps.290.7 million was recognized in our income statement for 2007. As of December 31, 2007, the unfavorable effect for changes in the fair value of outstanding contracts was Ps.16.8 million, which was also recognized in our income statement. Based on our positions at December 31, 2007, a hypothetical 10 percent depreciation of the peso would have resulted in an unfavorable effect of Ps.685 million.

In the first quarter of 2008, we entered into certain currency derivative transactions, which principally involve the peso/dollar and the dollar/yen exchange rates.  We account for these currency derivative instruments using the mark-to-market accounting method.  As of March 31, 2008, these instruments represented a negative mark-to-market value of approximately U.S.$69 million.  The mark-to-market loss represented a non-cash loss that was reflected in our financial results for the first quarter of 2008.  The mark-to-market value of these derivative instruments may decrease or increase in the future prior to the settlement date of the instruments.  Fluctuations in exchange rates may result from changes in economic conditions, investor sentiment, monetary and fiscal policies, the liquidity of global markets, international and regional political events, and acts of war or terrorism.  As of May 31, 2008, these instruments represented a negative mark-to-market value of approximately U.S.$71 million.  The Company continues to take steps to terminate the open positions in respect of these currency derivative instruments.

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

During 2007, we entered into short-term hedge transactions through commodity futures and options for a portion of our requirements.  For cash-flow hedge transactions, changes in the fair value of the derivative financial instrument are included as other comprehensive income in stockholders’ equity, based on the evaluation of the hedge effectiveness, and are reclassified to income in the periods when the hedged commitment or projected transaction is realized. Hedge contracts other than cash flow are recognized at fair value and their valuation gain or loss is recognized in income. As of December 31, 2007, we had a favorable effect due to changes in the fair value of cash flow hedges amounting to Ps.42.3 million net of taxes, which was recognized as comprehensive income within stockholders’ equity. We expect to reclassify the effects initially registered as stockholders’ equity to income within the following 12 months. As of December 31, 2007, we have outstanding fair value hedge contracts of natural gas for Ps.4.5 million.  From time to time we hedge commodity price risks utilizing futures and options strategies that do not qualify for hedge accounting. As a result of non-qualification, these derivative financial instruments are recognized at their estimated fair values and are marked to market with the associated effect recorded in current period earnings. For the year ended December 31, 2007, we had an unfavorable effect of approximately Ps.98.7 million from these contracts. Additionally, as of December 31, 2007, we recognized an unfavorable effect of approximately Ps.4.9 million for the valuation of these contracts that did not qualify for hedge accounting, which were marked to market and recognized in current period earnings.

Based on our overall commodity exposure at December 31, 2007, a hypothetical 10 percent decline in market prices applied to the fair value of the instruments would result in a charge to other comprehensive loss of approximately Ps.21.6 million (for contracts that qualify for hedge accounting), and a charge to income of Ps.9.0 million (for non-qualifying contracts).

EQUITY PRICE RISK

We classify our equity investments, consisting primarily of shares of GFNorte, a Mexican financial services holding company, as long-term assets.  Since these investments are accounted for using the equity method, we do not believe our exposure to a hypothetical 10% decrease in the value of these equity investments would have a material effect on our results.  For additional information concerning our investment in GFNorte, see “Item 4.  Information on the Company—Description of Business—Miscellaneous—Banorte Investment.”  We did not enter into any equity swap agreements in 2007.

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

PART II

ITEM 13.       Defaults, Dividend Arrearages And Delinquencies.

None.

ITEM 14.       Material Modifications To The Rights Of Security Holders And Use Of Proceeds.

None.

ITEM 15.       Controls and Procedures.

(a) Disclosure controls and procedures. We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s annual report on internal controls over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our Board of Directors, Chief Executive Officer, Chief Financial Officer and other personnel, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Mexican FRS, including the reconciliation to U.S. GAAP in accordance with Item 18 of Form 20-F. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Mexican FRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

PricewaterhouseCoopers, an independent registered public accounting firm, our independent auditor, issued an attestation report on our internal control over financial reporting on June 19, 2008.

(c) Attestation Report of the registered public accounting firm.  The report of PricewaterhouseCoopers, an independent registered public accounting firm, on our internal control over financial reporting is included herein at page F-2.

(d) Changes in internal control over financial reporting. There has been no change in our internal control over financial reporting during 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.            Audit Committee Financial Expert.

Our Board of Directors has determined that Juan Diez-Canedo Ruiz qualifies as an “audit committee financial expert”, and Mr. Diez-Canedo Ruiz is independent, within the meaning of this Item 16A.

ITEM 16B.            Code of Ethics.

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies, among others, to our chief executive officer, chief financial officer and comptroller, and persons performing similar functions. Our code of ethics is available on our web site at www.gruma.com. If we amend any provisions of our code of ethics that apply to our chief executive officer, chief financial officer, comptroller and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our web site at the same address.

ITEM 16C.            Principal Accountant Fees and Services.

Audit and Non-Audit Fees

The following table sets forth the fees billed to us and our subsidiaries by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2006 and 2007:

	Year ended December 31,
	2006		2007
	(thousands of Mexican pesos)
Audit fees	Ps.	39,098	Ps.	24,939
Audit-related fees	—		—
Tax fees	6,065		9,329
Other fees	1,527		1,051
Total fees	Ps.	46,690	Ps.	35,319

Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers and its affiliates in connection with the audit of our annual financial statements, the review of our interim financial statements and statutory and regulatory audits.

Audit-related fees in the above table are the aggregate fees billed by PricewaterhouseCoopers and its affiliates for financial accounting and reporting consultations.

Tax fees in the above table are fees billed by PricewaterhouseCoopers and its affiliates for tax compliance services, tax planning services and tax advice services.

Other fees in the above table are fees billed by PricewaterhouseCoopers and its affiliates for non-audit services.

Audit Committee Approval Policies and Procedures

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

ITEM 16D.            Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

ITEM 16E.             Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following table sets out certain information concerning purchases of our shares by us and affiliated purchasers in 2007:

Issuer Purchases of Equity Securities
(for the fiscal year ended December 31, 2007)

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)		Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet be Purchased Under the Plans or Programs
January	—	—		—	—
February	—	—		—	—
March	—	—		—	—
April	—	—		—	—
May	—	—		—	—
June	—	—		—	—
July	—	—		—	—
August	—	—		—	—
September	—	—		—	—
October	—	—		—	—
November	—	—		—	—
December	1,046,900	Ps.	33.80	—	—
Total	1,046,900	Ps.	33.80	—	—

PART III

ITEM 17.                      Financial Statements.

Not Applicable.

ITEM 18.                      Financial Statements.

See pages F-1 through F-156, incorporated herein by reference.

ITEM 19.                      Exhibits.

Pursuant to the rules and regulations of the SEC, we have filed certain agreements as exhibits to this annual report on Form 20-F. These agreements may contain representations and warranties by the parties. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (i) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to such agreements if those statements turn out to be inaccurate, (ii) may have been qualified by disclosures that were made to such other party or parties and that either have been reflected in the company’s filings or are not required to be disclosed in those filings, (iii) may apply materiality standards different from what may be viewed as material to investors, and (iv) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments. Accordingly, these representations and warranties may not describe our actual state of affairs at the date hereof.

Documents filed as exhibits to this annual report:

Exhibit No.

1	Our bylaws (estatutos sociales) as amended through May 26, 2008, together with an English translation.

2(a)(1)

Deposit Agreement, dated as of September 18, 1998, by and among us, Citibank, N.A. as Depositary and the Holders and Beneficial Owners of American Depositary Shares Evidenced by American Depositary Receipts Issued Thereunder (including form of American Depositary Receipt).*

2(b)(1)	Indenture, dated as of October 9, 1997, between us and The Chase Manhattan Bank, as Indenture Trustee representing up to U.S.$250,000,000 of our 7.625% Notes due 2007.**

2(b)(2)

Supplemental Indenture, dated as of November 30, 2004, between us and JPMorgan Chase Bank, N.A., a national banking association (as successor to JPMorgan Chase Bank), as Indenture Trustee under the Indenture referred to above.****

2(b)(3)	Registration Rights Agreement by and among us, Lehman Brothers Inc., Bear Stearns International Limited, and AFIN Securities International Ltd., dated October 9, 1997.**

2(b)(4)	Indenture, dated as of December 3, 2004, between us and JPMorgan Chase Bank, N.A., as Indenture Trustee representing up to U.S.$300,000,000 of our 7.75% Perpetual Bonds. ****

2(b)(5)

U.S.$250 million Loan Agreement among us, the Lenders party thereto, BBVA Securities Inc. as Bookrunner and Documentation Agent, and BBVA Bancomer, S.A. as Administrative Agent dated July, 22, 2005.*****

Exhibit No.

2(b)(6)

U.S.$100 million five year revolving credit facility among us, the Lenders party thereto, Bank of America, N.A., as Administrative Agent, Documentation Agent and Letter of Credit Issuer, dated October 30, 2006.******

4(a)(1)	Shareholders Agreement by and among us, Roberto González Barrera, Archer Daniels-Midland Company and ADM Bioproductos, S.A. de C.V., dated August 21, 1996. **

4(a)(2)	Amendment No. 1 to Shareholders Agreement by and among us, Roberto González Barrera, Archer Daniels-Midland Company and ADM Bioproductos, S.A. de C.V., dated September 13, 1996.***

4(a)(3)	Amendment No. 2 to Shareholders Agreement by and among us, Roberto González Barrera, Archer Daniels-Midland Company and ADM Bioproductos, S.A. de C.V., dated August 18, 1999.***

4(a)(4)	Asset Contribution Agreement among Gruma Corporation, Gruma Holding, Inc., ADM Milling Co., Valley Holding, Inc., GRUMA-ADM, and Azteca Milling, L.P., dated August 21, 1996.**

4(a)(5)	Investment Agreement by and between us and Archer-Daniels-Midland Company, dated August 21, 1996. **

8	List of Principal Subsidiaries.

12(a)(1)	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 26, 2008.

12(a)(2)	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 26, 2008.

13	Officer Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 26, 2008.

*	Previously filed in Registration Statement on Form F-6 (File No. 333-9282), originally filed with the SEC on August 13, 1998. Incorporated herein by reference.
**	Previously filed in Registration Statement on Form F-4 (File No. 333-8266), originally filed with the SEC on January 28, 1998. Incorporated herein by reference.
***	Previously filed in Annual Report on Form 20-F (File No. 1-14852), originally filed with the SEC on July 1, 2002. Incorporated herein by reference.
****	Previously filed in Annual Report on Form 20-F (File No. 1-14852), originally filed with the SEC on June 30, 2005. Incorporated herein by reference.
*****	Previously filed in Annual Report on Form 20-F (File No. 1-14852), originally filed with the SEC on June 30, 2006. Incorporated herein by reference.
******	Previously filed in Annual Report on Form 20-F (File No. 1-14852), originally filed with the SEC on June 29, 2007. Incorporated herein by reference.

SIGNATURES

The registrant, Gruma, S.A.B. de C.V., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUMA, S.A.B. de C.V.

/s/ Juan Antonio Quiroga García

	Name:	Juan Antonio Quiroga García
	Title:	Chief Corporate Officer

Dated: June 26, 2008

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

Grupo Financiero Banorte, S.A.B. de C.V. and Subsidiaries

Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements as of December 31, 2007, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

Gruma, S. A. B. de C. V.

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position present fairly, in all material respects, the financial position of Gruma, S. A. B. de C. V. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2007, in conformity with Mexican Financial Reporting Standards. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting appearing under Item 15.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit in 2007).  We did not audit the financial statements of Grupo Financiero Banorte, S. A. B. de C. V., and subsidiaries, an associated company, whose investment in common stock as of December 31, 2007 and 2006 represents 8% and 9%, respectively, of the consolidated total assets, and whose equity in its earnings represents 32%, 40% and 52% of the 2007, 2006 and 2005 consolidated net income, respectively.  The financial statements of Grupo Financiero Banorte, S. A. B. de C. V. were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to that investment, is based solely on the report of the other auditors.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and generally accepted auditing standards in Mexico. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Mexican Financial Reporting Standards vary in certain significant respects from Accounting Principles Generally Accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers, S. C.

Monterrey, Mexico

June 20, 2008

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007)

(Notes 1 and 3)

	2006		2007
ASSETS
Current:
Cash	Ps.	394,195	Ps.	383,469
Temporary investments (Note 3-G)	205,191		97,459
Accounts receivable, net (Note 4)	4,767,147		4,776,378
Refundable taxes (Note 4)	602,430		764,514
Inventories (Note 5)	4,012,754		5,549,290
Prepaid expenses	348,862		294,810
Total current assets	10,330,579		11,865,920

Investment in common stock of associated companies (Note 6)	2,859,151		2,849,978
Property, plant and equipment, net (Note 7)	15,563,733		16,274,447
Intangible assets, net (Note 8)	983,843		844,489
Excess of cost over book value of subsidiaries acquired, net	1,881,903		1,908,798
Other assets (Note 9)	133,192		167,070
Total assets	Ps.	31,752,401	Ps.	33,910,702

LIABILITIES
Current:
Bank loans (Note 10)	Ps.	180,789	Ps.	666,232
Current portion of long-term debt (Note 10)	746,131		274,841
Trade accounts payable	2,426,951		2,696,288
Accrued liabilities and other accounts payable	2,115,933		2,415,650
Employees’ statutory profit sharing payable	49,213		21,964
Total current liabilities	5,519,017		6,074,975

Long-term debt (Note 10)	5,886,297		6,913,173
Deferred income taxes (Note 15-B)	1,799,305		2,005,814
Other liabilities	645,531		339,541
Total long-term liabilities	8,331,133		9,258,528
Total liabilities	13,850,150		15,333,503
Contingencies and commitments (Note 12)

STOCKHOLDERS’ EQUITY
Majority interest (Note 13):
Common stock	4,880,142		4,852,296
Restatement of common stock	8,437,293		8,437,310
	13,317,435		13,289,606
Additional paid-in capital	4,841,487		4,831,370
	18,158,922		18,120,976
Deficit from restatement	(15,091,290)		(16,196,178)
Derivative financial instruments	6,725		41,790
Cumulative effect of a change in an accounting principle for deferred income taxes and employees’ statutory profit sharing	(226,316)		(226,316)
Retained earnings (Note 13-B):
Prior years	11,192,355		12,174,703
Net income for the year	1,601,125		2,233,321
Foreign currency translation adjustments (Note 13-D)	(808,026)		(453,086)
Total majority interest	14,833,495		15,695,210
Minority interest	3,068,756		2,881,989
Total stockholders’ equity	17,902,251		18,577,199
	Ps.	31,752,401	Ps.	33,910,702

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of
December 31, 2007, except share and per share data)

(Notes 1 and 3)

	2005		2006		2007

Net sales	Ps.	29,346,074	Ps.	32,189,955	Ps.	35,816,046
Cost of sales	(19,166,333)		(20,975,201)		(24,192,290)
Gross profit	10,179,741		11,214,754		11,623,756

Selling, general and administrative expenses	(8,459,679)		(9,342,921)		(9,749,888)
Operating income	1,720,062		1,871,833		1,873,868

Other (expense) income, net (Notes 3-A and 14)	(176,755)		(49,112)		555,743

Comprehensive financing result:
Interest expense	(628,345)		(602,315)		(683,578)
(Loss) gain in derivative financial instruments	—		(146,693)		155,456
Interest income	58,706		82,012		64,357
Monetary position gain, net	331,120		336,552		558,509
Foreign exchange (loss) gain, net (Note 16-A)	(56,323)		(19,363)		72,129
	(294,842)		(349,807)		166,873

Equity in earnings of associated companies (Note 6)	684,844		643,318		707,835

Income before income taxes, cumulative effect of change in accounting principle and minority interest	1,933,309		2,116,232		3,304,319

Income taxes (Note 15):
Current	(577,788)		(355,849)		(627,675)
Deferred	170,793		(76,321)		(298,035)
	(406,995)		(432,170)		(925,710)
Income before cumulative effect of change in accounting principle and minority interest	1,526,314		1,684,062		2,378,609
Cumulative effect of change in accounting principle, net of taxes of Ps.22,994	(59,545)		—		—
Income before minority interest	1,466,769		1,684,062		2,378,609
Minority interest	(162,076)		(82,937)		(145,288)
Majority net income for the year	Ps.	1,304,693	Ps.	1,601,125	Ps.	2,233,321

Earnings per share basic and diluted (in pesos):

Income before cumulative effect of change in accounting principle	Ps.	3.02	Ps.	3.34	Ps.	4.63

Cumulative effect of change in accounting principle	(0.13)		—		—
Net income	Ps.	2.89	Ps.	3.34	Ps.	4.63
Weighted average shares outstanding (thousands)	451,446		480,007		482,506

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of
December 31, 2007, except share and per share data)
(Notes 1 and 3)

	Common stock (Note 13-A)									Cumulative effect of deferred income taxes		Retained earnings				Foreign currency
	Number of			Additional				Derivative		and employees’		(Note 13-B)				translation		Total				Total
	shares issued (thousands)	Amount		paid-in capital		Deficit from restatement		financial instruments		statutory profit sharing		Prior years		Net income for the year		adjustments (Note 13-D)		majority interest		Minority interest		stockholders’ equity
Balances at December 31, 2004	452,049	Ps.	12,978,123	Ps.	3,959,037	Ps.	(14,592,573)	Ps.	21,867	Ps.	(226,316)	Ps.	9,406,904	Ps.	1,010,882	Ps.	(683,257)	Ps.	11,874,667	Ps.	3,193,542	Ps.	15,068,209

Appropriation of prior year net income												1,010,882		(1,010,882)				—				—
Decrease of minority interest																				(1,649)		(1,649)
Dividends paid (Ps.0.90 per share)												(395,779)						(395,779)		(185,188)		(580,967)
Net purchases and sales of Company’s common stock	501	13,084		14,820								(4,144)						23,760				23,760
	501	13,084		14,820		—		—		—		610,959		(1,010,882)		—		(372,019)		(186,837)		(558,856)
Comprehensive income (loss):
Recognition of inflation effects for the year						(293,191)						412,437						119,246		28,571		147,817
Foreign currency translation adjustments																(544,269)		(544,269)		(38,546)		(582,816)
Derivative financial instruments, net of taxes								(21,772)										(21,772)		(10,572)		(32,344)
Net income for the year														1,304,693				1,304,693		162,074		1,466,768
Comprehensive income of the year	—	—		—		(293,191)		(21,772)		—		412,437		1,304,693		(544,269)		857,898		141,527		999,425

Balances at December 31, 2005	452,550	12,991,207		3,973,857		(14,885,764)		95		(226,316)		10,430,300		1,304,693		(1,227,526)		12,360,546		3,148,232		15,508,778

Appropriation of prior year net income												1,304,693		(1,304,693)				—				—
Stock issuance	30,000	326,067		865,228														1,191,295				1,191,295
Contributions by minority interest																		—		98,735		98,735
Dividends paid (Ps.0.91 per share)												(440,347)						(440,347)		(246,852)		(687,199)
Net purchases and sales of Company’s common stock		161		2,402								149						2,712				2,712
	30,000	326,228		867,630								864,495		(1,304,693)				753,660		(148,117)		605,543
Comprehensive income (loss):
Recognition of inflation effects for the year						(205,526)						(102,440)						(307,966)		55,170		(252,796)
Foreign currency translation adjustments																419,500		419,500		(80,008)		339,492
Derivative financial instruments, net of taxes								6,630										6,630		10,542		17,172
Net income for the year														1,601,125				1,601,125		82,937		1,684,062
Comprehensive income of the year						(205,526)		6,630				(102,440)		1,601,125		419,500		1,719,289		68,641		1,787,930

Balances at December 31, 2006	482,550	13,317,435		4,841,487		(15,091,290)		6,725		(226,316)		11,192,355		1,601,125		(808,026)		14,833,495		3,068,756		17,902,251

Appropriation of prior year net income												1,601,125		(1,601,125)				—				—
Decrease of minority interest																		—		(21,191)		(21,191)
Dividends paid (Ps.0.88 per share)												(423,625)						(423,625)		(203,639)		(627,264)
Net purchases and sales of Company’s common stock	(1,047)	(27,829)		(10,117)								2,516						(35,430)				(35,430)
	(1,047)	(27,829)		(10,117)								1,180,016		(1,601,125)				(459,055)		(224,830)		(683,885)
Comprehensive income (loss):
Recognition of inflation effects for the year						(1,104,888)						(197,668)						(1,302,556)		(61,073)		(1,363,629)
Foreign currency translation adjustments																354,940		354,940		(46,152)		308,788
Derivative financial instruments, net of taxes								35,065										35,065				35,065
Net income for the year														2,233,321				2,233,321		145,288		2,378,609
Comprehensive income for the year						(1,104,888)		35,065				(197,668)		2,233,321		354,940		1,320,770		38,063		1,358,833
Balances at December 31, 2007	481,503	Ps.	13,289,606	Ps.	4,831,370	Ps.	(16,196,178)	Ps.	41,790	Ps.	(226,316)	Ps.	12,174,703	Ps.	2,233,321	Ps.	(453,086)	Ps.	15,695,210	Ps.	2,881,989	Ps.	18,577,199

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of
December 31, 2007)
(Notes 1 and 3)

	2005		2006		2007
Operating activities:
Majority net income for the year	Ps.	1,304,693	Ps.	1,601,125	Ps.	2,233,321
Minority interest	162,076		82,937		145,288
Consolidated net income	1,466,769		1,684,062		2,378,609

Adjustments to reconcile consolidated net income to net resources provided by operating activities:
Depreciation and amortization	1,221,689		1,262,299		1,178,797
Impairment of long-lived assets	43,406		488,935		140,049
Equity in earnings of associated companies, net of dividends received	(608,513)		(561,467)		(628,635)
Deferred income taxes and employees’ statutory profit sharing	(179,735)		59,498		280,776
Net gain from sale of subsidiaries’ shares	—		(144,883)		(75,718)
Net gain from sale of associated company’s shares	—		(399,639)		(847,175)
Loss in sale of fixed assets	14,505		6,007		49,847
Cumulative effect of change in accounting principle, net of taxes	59,545		—		—
Labor obligations and other long-term accrued liabilities	48,435		9,467		21,263
	2,066,101		2,404,279		2,497,813
Changes in working capital:
Restricted cash	530		—		—
Accounts receivable, net	(148,963)		(1,148,184)		(294,768)
Inventories	92,717		139,532		(2,166,018)
Prepaid expenses	(39,492)		(57,811)		45,984
Trade accounts payable	558,418		205,271		193,450
Accrued liabilities and other accounts payable	(522,584)		441,170		17,653
Income taxes and employees’ statutory profit sharing payable	(18,164)		(10,646)		(26,767)
	(77,538)		(430,668)		(2,230,466)

Net resources provided by operating activities	1,988,563		1,973,611		267,347

Financing activities:
Proceeds from bank loans and long-term debt	2,617,505		2,452,888		4,133,286
Repayment of bank loans and long-term debt	(2,121,694)		(3,214,893)		(3,151,536)
Long-term notes payable from new acquisitions	414,707		(50,628)		(50,666)
Proceeds from stock issuance	—		1,191,295		—
Contributions (decrease) by minority interest	(1,649)		98,735		(21,191)
Net purchases and sales of Company’s common stock and derivative financial operations	(8,584)		19,884		(365)
Dividends paid	(580,967)		(687,199)		(627,264)
Other	(87,014)		21,729		(74,261)
Net resources provided by (used in) financing activities	232,304		(168,189)		208,003

Investing activities:
Acquisition of property, plant and equipment	(1,357,813)		(1,921,881)		(2,221,326)
Acquisition of subsidiaries, net of cash acquired	(1,163,411)		(599,173)		—
Sale of property, plant and equipment	175,977		369,293		192,972
Intangible assets	(11,065)		(16,480)		(16,487)
Resources received from sale of subsidiaries’ shares	—		144,883		167,420
Resources received from sale of associated company’s shares	—		618,356		1,267,353
Other	(32,797)		(159,745)		16,260
Net resources used in investing activities	(2,389,109)		(1,564,747)		(593,808)
Net (decrease) increase in cash and temporary investments	(168,242)		240,675		(118,458)
Cash and temporary investments at beginning of year	526,953		358,711		599,386
Cash and temporary investments at end of year	Ps.	358,711	Ps.	599,386	Ps.	480,928

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

1.                                      ENTITY AND NATURE OF BUSINESS

Gruma, S.A.B. de C.V., a Mexican corporation, is a holding company whose subsidiaries are located in Mexico, the United States of America, Central America, Venezuela, Europe, Asia and Oceania. These subsidiaries are engaged primarily in manufacturing and distributing corn flour, tortillas, wheat flour and other related products. Gruma, S.A.B. de C.V. and its subsidiaries are herein collectively referred to as “the Company”.

In accordance with the Mexican Stock Market Law issued on December 30, 2005, the shareholders agreed to modify the Company’s name of Gruma S.A. de C.V. to Gruma, S.A.B. de C.V, through an Extraordinary General Meeting held on November 30, 2006. Additionally, certain bylaws were modified to include the new integration, organization and performance of its social bodies as well as the new rights for minority shareholders.

The accompanying consolidated financial statements and notes were authorized on June 11, 2008 by Juan Quiroga García, Chief Corporate Officer and Homero Huerta Moreno, Chief Administrative Officer.

2.                                      ACQUISITIONS

The results of operations of the new investments have been consolidated since their acquisition dates.

The investments carried out during 2006 are described as follows:

•                  The Company, through its subsidiary Gruma Corporation, completed two acquisitions in Australia within Victoria province, which are related to the production and distribution of tortillas. In January 2006, all issued and outstanding shares of Rositas Investments Pty, Ltd. were acquired for a total of Ps.149,933 (U.S.$13,208,000). In March 2006, the Company purchased the assets related to tortilla production from Oz-Mex Foods Pty, Ltd. for Ps.43,941 (U.S.$3,871,000).

The estimated fair values of the net assets acquired are summarized as follows:

Current assets	Ps.	46,291
Property, plant and equipment	65,467
Excess of cost over book value	113,956
Deferred income taxes	2,065
Total assets acquired	227,779

Current liabilities	33,905
Net assets acquired	Ps.	193,874

•                  In September 2006, the Company acquired in England all the issued and outstanding shares of Pride Valley Foods Ltd. for Ps.388,976 (U.S.$32,864,000). This business produces and distributes tortillas, pita bread and Indian bread.

The net assets acquired are summarized as follows:

Current assets	Ps.	78,790
Property, plant and equipment	156,707
Excess of cost over book value	326,211
Total assets acquired	561,708

Current liabilities	146,755
Deferred income taxes	25,977
Net assets acquired	Ps.	388,976

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

3.             SIGNIFICANT ACCOUNTING POLICIES

A)              FINANCIAL REPORTING STANDARDS

The accompanying consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”), issued by the Mexican Board for Research and Development of Financial Reporting Standards (“CINIF” for its initials in Spanish).

Starting January 1, 2007, the Company adopted the provisions of Financial Reporting Standard B-3 –“Statement of Income” (FRS B-3), which mainly establishes a new structure for the income statement, eliminates the presentation of extraordinary and special items, introduces a new classification for income and expenses in ordinary and non-ordinary, as well as modifies the general criteria for the presentation and disclosure of this basic statement. As a result of the adoption of this statement, the Company’s management followed the criteria of presenting the statement of income based on its function, since the different levels of income are disclosed when grouping its costs and expenses in a general way. Additionally, for convenience of the readers, operating income is presented separately, since this item which is used for the analysis of the financial information is disclosed by the Company on a regular basis.

The adoption of this standard in 2007 did not represent a significant change in the presentation and structure of the statement of income, compared with the statement for the year ended December 31, 2006. The only significant changes were to reclassify the employees’ statutory profit sharing (ESPS) as “Other income (expense)” and to present the equity in earnings of associated companies before taxes, instead of after taxes.

Based on the criteria mentioned above, the Company applied the accounting policies that are described below. A reconciliation from Mexican FRS to United States generally accepted accounting principles (U.S. GAAP) is included in Note 21.

B)                BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of Gruma, S.A.B. de C.V. and all of those subsidiaries in which the majority of the common shares is owned directly or indirectly by the Company or it otherwise has control. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements.

As of December 31, 2006 and 2007 the main subsidiaries included in the consolidation were the following:

	% of ownership
	2006	2007
Gruma Corporation and subsidiaries	100.00	100.00
Grupo Industrial Maseca, S.A.B. de C.V. and subsidiaries	83.18	83.18
(1) Molinos Nacionales, C.A. (Note 18-C)	83.84	72.86
Derivados de Maíz Seleccionado, C.A. (Note 18-C)	57.00	57.00
Molinera de México, S.A. de C.V. and subsidiaries	60.00	60.00
Gruma Centroamérica, L.L.C. and subsidiaries	100.00	100.00
Productos y Distribuidora Azteca, S.A. de C.V. and subsidiaries	100.00	100.00
Investigación de Tecnología Avanzada, S.A. de C.V. and subsidiaries	100.00	100.00

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

3.             SIGNIFICANT ACCOUNTING POLICIES (continued)

(1) On April 6, 2006 the Company agreed to sell, in a series of installments and with reserve of title, 40% of its ownership in the common stock of Molinos Nacionales, C.A. (Monaca), a subsidiary located in Venezuela, for a total of U.S.$65,600,000. On May 31, 2006, the Company purchased 2% of the common stock of Monaca from Archer Daniels Midland (ADM) for a total of U.S.$3,289,000. Thus, once the sale in installments ends, the interest of the Company in Monaca will be 57%. As of December 31, 2007, the Company owned 72.86% of Monaca.

C)      USE OF ESTIMATES

The preparation of the financial statements in conformity with Mexican FRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, and reported amounts of revenues, costs and expenses for the reporting years. Actual results could differ from those estimates.

D)     FOREIGN CURRENCY TRANSLATION

Financial statements of foreign subsidiaries have been restated to recognize the effects of inflation and translated to Mexican pesos of constant purchasing power as of December 31, 2007, as follows:

•      Financial statements are restated to year-end constant local currencies following the provisions of FRS B-10, applying the General Consumer Price Index (“GCPI”) of the foreign country, which reflects the change in purchasing power of the local currency in which the subsidiary operates.

•      Assets, liabilities, income and expenses are translated to Mexican pesos by applying the exchange rate in effect at each period-end. Stockholders’ equity balances are translated by applying the exchange rates in effect at the dates in which the contributions were made and the income was generated. The effects of translation are recognized as a component of equity entitled “Foreign Currency Translation Adjustments” (Note 13-D).

E)      RECOGNITION OF THE EFFECTS OF INFLATION

The consolidated financial statements have been restated to recognize the effects of inflation and are expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, determined as follows:

•      For comparability purposes, the financial statements as of and for the years ended December 31, 2005 and 2006 have been restated by utilizing a weighted average restatement factor, which considers the relative total sales contribution by country for that year and the corresponding inflation and exchange rate fluctuations during that year. The difference between the restatement of stockholders’ equity according to this methodology and the Mexican National Consumer Price Index (“NCPI”) is disclosed in retained earnings of prior years.

•      The consolidated statements of income and of changes in stockholders’ equity for the year ended December 31, 2007 were restated applying GCPI factors from the country in which the subsidiary operates and applied to periods in which the transactions occurred and year-end.

•      The consolidated statements of changes in financial position present, in Mexican pesos of constant purchasing power, the resources provided by or used in operating, financing and investing activities.

•      The factors used to recognize the effects of inflation were the following:

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

3.             SIGNIFICANT ACCOUNTING POLICIES (continued)

Year	Mexican national consumer price index	Weighted average restatement factor
2005	3.33%	(1.66)%
2006	4.05%	4.45%
2007	3.76%	5.01%

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

•      Restatement of common stock, additional paid-in capital and retained earnings

This restatement is determined by applying NCPI factors from the dates on which capital stock and additional paid-in capital were contributed and earnings were generated or losses incurred; and it reflects the amount necessary to maintain the stockholders’ investment at the original purchasing power amounts. The restatement is included within the related stockholders’ equity captions.

•      Deficit from restatement

Deficit from restatement primarily represents the difference between the replacement cost values of non-monetary assets or specific index restatement of machinery and equipment of foreign origin, as described above, and the historical cost of those assets restated for inflation, as measured by NCPI factors for domestic subsidiaries and GCPI factors for foreign subsidiaries.

•      Monetary position gain, net

Monetary position gain represents the inflationary effect, measured by NCPI factors, on the net balance of monetary assets and liabilities at the beginning of each month as expressed in local currency. The monetary position gain recognized on the net monetary position of foreign subsidiaries is based on the inflation rate of the respective country, as measured by the relevant GCPI factors in its net monetary position, prior to the translation to Mexican pesos.

F)      FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are recorded at the exchange rate in effect on the dates the transactions are entered into and settled. Monetary assets and liabilities denominated in foreign currencies are translated into Mexican pesos at the exchange rate in effect at the balance sheet dates. Currency exchange fluctuations from valuation and liquidation of these balances are credited or charged to income, except for the effects of translation arising from foreign currency-denominated liabilities, which are accounted for as a hedge of the Company’s net investment in foreign subsidiaries, and are recognized as a component of equity under “Foreign currency translation adjustments”.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

3.             SIGNIFICANT ACCOUNTING POLICIES (continued)

G)                TEMPORARY INVESTMENTS

Temporary investments are highly liquid investments with maturities of less than a year from the date of the financial statements and are stated at cost, which approximates market value.

H)               INVENTORIES AND COST OF SALES

Inventories are stated at the lower of estimated replacement cost or market. Estimated replacement cost is determined by the last purchase price or the last production cost for the year. Cost of sales is determined from replacement costs calculated for the month in which inventories are sold.

In order to stabilize the price of tortillas and provide Mexican families with a consistent supply of corn, corn flour and tortillas at a reasonable price, the Mexican government promoted two agreements among the various parties involved in the corn-corn flour-tortilla production chain. The first agreement was effective from January 15, 2007 through April 30, 2007. On April 25, 2007, the Mexican government announced a second agreement that extended the provisions of the first agreement through August 15, 2007. As a result, the Company’s corn flour prices did not reflect the increase in the cost of corn, which resulted in a significant deterioration in the financial performance of Grupo Industrial Maseca, S.A.B. de C.V., the Company’s subsidiary engaged in corn-flour production in Mexico, during the first quarter of 2007. The term of the second agreement was extended subsequently through December 31, 2007. Although the second agreement expired at the end of 2007, as of June 2008, the parties to that agreement have voluntarily continued to operate under its terms.

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

Depreciation expense is computed based on the net book value less residual value, using the straight-line method over the estimated useful lives of the assets. Useful lives of the assets are as follows:

Years
Buildings	25-50
Machinery and equipment	5-25
Software for internal use	3-7
Leasehold improvements	10

Maintenance and repairs are expensed as incurred. Costs of major replacements and improvements are capitalized. Starting January 1, 2007 the Company adopted the provisions of FRS D-6, “Capitalization of comprehensive financing result”, which requires that interest expense, foreign currency exchange fluctuations, monetary position gain and other costs of the related debt for fixed assets for which its acquisition requires a substantial period of time, are capitalized as part of the cost of the assets. The Company already followed the provisions to capitalize the comprehensive financing cost of related debt for major construction projects until the assets began their operation. When assets are retired, sold or otherwise disposed of, any resulting gain or loss is included in “Other income (expense), net”.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

3.             SIGNIFICANT ACCOUNTING POLICIES (continued)

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

K)                INTANGIBLE ASSETS, NET AND EXCESS OF COST OVER BOOK VALUE OF SUBSIDIARIES ACQUIRED

Intangible assets and excess of cost over book value of subsidiaries acquired are restated using NCPI factors for Mexican subsidiaries and GCPI factors for foreign subsidiaries.

Expenses incurred during the development stage are capitalized as preoperating expenses. The development stage concludes upon the commencement of commercial operations. Research expenses are expensed as incurred. Capitalized preoperating expenses are amortized using the straight-line method over a period no longer than 12 years.

Amortization expense of other intangible assets with finite lives is computed on the restated values using the straight-line method, over a period from 2 to 20 years, based on their limited lives due to contractual, economic, legal or regulatory factors. Indefinite-lived intangible assets are not amortized, but tested annually for impairment.

Business combinations and investments in common stock of subsidiaries and associated companies are accounted for under the purchase method. The excess of cost over book value of business combinations is not amortized, but is tested annually for impairment.

Debt issuance costs are capitalized and restated using the NCPI factors. Amortization expense is computed using the straight-line method over the term of the related debt.

The value of these assets, other than the excess of cost over book value and indefinite-lived intangible assets, is subject to impairment tests when certain events and circumstances are present as mentioned in Note 3-L.

L)                  IMPAIRMENT OF LONG-LIVED ASSETS

The Company performs impairment tests for its property, plant and equipment; intangible assets; excess of cost over book value of subsidiaries acquired and investment in common stock of associated companies, when certain events or circumstances suggest that the carrying value of these assets may not be recovered. Indefinite-lived intangible assets and excess of cost over book value of subsidiaries acquired are also tested for impairment at least on an annual basis.

Fair value of assets held for use is determined using the higher of the discounted net cash flows expected from the assets and the market price; an impairment loss is recorded to the extent that the net book value exceeds the fair value of the assets. Market price is determined using market values or transactions with similar assets less costs to sell.

Fair value of assets to be disposed of by sale is determined using the lower of the book value and the estimated fair value less estimated cost to sell; an impairment loss is recognized for the excess of book value over the estimated fair value less estimated cost to sell. These assets are subsequently restated using NCPI factors and are no longer depreciated or amortized.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

3.             SIGNIFICANT ACCOUNTING POLICIES (continued)

M)            LABOR OBLIGATIONS

Seniority premiums to which Mexican employees are entitled after 15 years of service are charged to income as determined by annual actuarial valuations.

Obligations at the end of the labor relationship when the retirement age of 60 years is met according to the single-payment retirement plan set by the Company or in the case of dismissals are recognized through actuarial valuations using the projected unit credit method.

Starting January 1, 2005 the Company adopted the provisions of FRS D-3, “Labor Obligations”, which includes the rules for the valuation, presentation and recognition of retirement benefits at the end of the employee labor relationship for causes other than restructuring. The net period cost amounted to Ps.14,951 which was recognized in income of the year. As of January 1, 2005 the initial adoption of FRS D-3 included the recognition of a liability and a charge to income of Ps.59,545 net of taxes, for the recognition of prior services for retirement benefits at the end of the labor relationship. These effects mainly refer to the recognition of indemnities to which employees are entitled in case of dismissal.

N)               FINANCIAL INSTRUMENTS

Derivative financial instruments that are not considered for hedging purposes are recognized initially at cost and subsequently at fair value, with changes in fair value recognized in income.

For cash flow hedge transactions, changes in the fair value of the derivative financial instrument are included as other comprehensive income in stockholders’ equity, based on the evaluation of the hedge effectiveness, and are reclassified to income in the periods when the hedged commitment or projected transaction is effected. Fair value hedge contracts as well as the hedged items attributable to the hedged risk are recognized at fair value and their valuation gains or losses are recognized in income.

O)               REVENUE RECOGNITION

Revenue on product sales is recognized upon shipment to and acceptance by the Company’s customers, or when the risk of ownership has passed to the customers. Provisions for discounts and rebates to customers, returns and other adjustments are recognized in the same period that the related sales are recorded and are based upon either historical estimates or actual terms.

P)                 INCOME TAX

Income tax is recorded under the comprehensive asset-liability method requiring recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of all assets and liabilities and their respective tax bases. The valuation allowance is determined based on the financial projections of the Company, which define the probability that some or all deferred tax assets may not be realizable in the future.

On October 1, 2007 the Mexican government enacted the new Flat Rate Business Tax (“Impuesto Empresarial Tasa Única” or “IETU” for its name in Spanish). This law is effective as of January 1, 2008. This law introduces a flat tax, which replaces Mexico’s asset tax and will apply along with Mexico’s regular income tax. In general Mexican companies are subject to paying the greater of the flat tax or the income tax. The flat tax is calculated by applying a 16.5% tax rate in 2008, 17% in 2009, and 17.5% in 2010 and the following years. Although the flat tax is defined as a minimum tax, it has a wider taxable base as many of the tax deductions allowed for income tax purposes are not allowed for the flat tax.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

3.             SIGNIFICANT ACCOUNTING POLICIES (continued)

In accordance with the interpretation published by the CINIF  last December 21, 2007, with respect to the accounting effects of the IETU, and based on financial and tax projections, the Company has determined that it will continue paying regular income tax in the future on a consolidated basis, except for certain subsidiaries which are service providers, which will be subject to IETU.  For such subsidiaries deferred IETU tax was recorded as of December 31, 2007 and the corresponding cumulative deferred income tax was cancelled.

Q)              EMPLOYEES’ STATUTORY PROFIT SHARING

Deferred employees’ profit sharing is recorded only for those timing differences between net income and taxable income for employees’ profit sharing purposes, which may result in a future liability or benefit, and is shown in the statement of income within “Other income (expense), net”.

R)               EARNINGS PER SHARE

Earnings per share are computed by dividing majority net income for the year by the weighted average number of common shares outstanding during the year.

S)                COMPREHENSIVE INCOME (LOSS)

The different components that constitute earned (lost) capital for the year are presented in the statement of changes in stockholders’ equity as comprehensive income (loss).

4.             ACCOUNTS RECEIVABLE, NET AND REFUNDABLE TAXES

Accounts receivable, net was comprised of the following as of December 31:

	2006		2007
Trade accounts receivable	Ps.	4,365,291	Ps.	4,329,437
Allowance for doubtful accounts	(215,100)		(233,733)
	4,150,191		4,095,704
Derivative financial instruments	249,487		63,921
Employees	33,623		32,302
Other debtors	333,846		584,451
	Ps.	4,767,147	Ps.	4,776,378

Refundable taxes are comprised of the following as of December 31:

	2006		2007
Special tax on production and services	Ps.	918	Ps.	—
Value-added tax	187,260		295,053
Income tax	414,252		469,461
	Ps.	602,430	Ps.	764,514

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

5.             INVENTORIES

Inventories consisted of the following as of December 31:

	2006		2007
Raw materials, mainly corn and wheat	Ps.	2,547,495	Ps.	3,914,798
Finished products	491,582		596,081
Materials and spare parts	390,121		392,454
Production in process	116,176		184,222
Advances to suppliers	352,229		350,808
Inventory in transit	115,151		110,927
	Ps.	4,012,754	Ps.	5,549,290

6.             INVESTMENT IN COMMON STOCK OF ASSOCIATED COMPANIES

Investment in common stock of associated companies consists of the investment in common stock of Grupo Financiero Banorte, S.A.B. de C.V. (GFNorte) and Harinera de Monterrey, S.A. de C.V. which produces wheat flour and related products in Mexico.

These investments, accounted for by the equity method, were comprised of the following as of December 31:

	2006		Ownership as of December 31, 2006	2007		Ownership as of December 31, 2007

GFNorte	Ps.	2,723,120	10.0024%	Ps.	2,713,592	8.6232%
Harinera de Monterrey, S.A. de C.V.	136,031		40%	136,386		40%
	Ps.	2,859,151		Ps.	2,849,978

During 2006 and 2007, the Company sold through the Mexican Stock Exchange a total of 17,224,100 and 27,835,900 shares of its investment in GFNorte, respectively, which represented 0.8533% and 1.3792% of its interest in GFNorte, in each year. The net gain from these transactions for the years ended December 31, 2006 and 2007 amounted to Ps. 399,639 and Ps.847,175, respectively, and was reflected within “Other income (expense), net” (Note 14). Prior to the sale of these shares, the interest of the Company in GFNorte was 10.8557%.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

7.             PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following as of December 31:

	2006		2007
Land	Ps.	1,269,174	Ps.	1,318,173
Buildings	5,350,991		5,272,783
Machinery and equipment	19,089,312		20,182,964
Construction in progress	1,060,681		1,152,810
Software for internal use	853,784		832,344
Leasehold improvements	383,275		394,073
Other	35,314		35,138
	28,042,531		29,188,285
Accumulated depreciation and amortization	(12,478,798)		(12,913,838)
	Ps.	15,563,733	Ps.	16,274,447

For the years ended December 31, 2005, 2006 and 2007, depreciation expense amounted to Ps.1,111,608,  Ps.1,146,393 and Ps.1,072,174, respectively. For the years ended December 31, 2005, 2006 and 2007, comprehensive financing costs of Ps.8,525, Ps.5,778 and Ps.2,894, respectively, were capitalized to property, plant and equipment.

As of December 31, 2006 and 2007, property, plant and equipment included temporarily idled assets with a carrying value of approximately Ps.686,644 and Ps.649,015, respectively, resulting from the temporary shut-down of production at various plants in Mexico, mainly in the corn flour division. These assets are recognized at their net realizable value and are not being depreciated.

For the years ended December 31, 2005, 2006 and 2007, the Company recognized impairment losses of Ps.43,406, Ps.334,725 and Ps.97,196, respectively, reflected within “Other income (expense), net” according to the provisions established by FRS C-15, “Impairment of Long-Lived Assets and Their Disposition”, as follows:

Segment	2005		2006		2007
Corn flour division (Mexico)	Ps.	24,652	Ps.	14,814	Ps.	27,975
Corn flour, wheat flour and other products (Venezuela)	10,932		94,808		35,848
Other	7,822		191,972		33,373
Other reconciling items	—		33,131		—
Total	Ps.	43,406	Ps.	334,725	Ps.	97,196

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

8.             INTANGIBLE ASSETS, NET

Intangible assets, net, were comprised of the following:

As of December 31, 2006:

	Gross carrying amount		Accumulated amortization		Net carrying amount
Intangible assets with finite lives
Acquired:
Non-compete agreements	Ps.	940,074	Ps.	(487,250)	Ps.	452,824
Debt issuance costs	564,163		(193,147)		371,016
Patents and trademarks	106,455		(36,143)		70,312
Customer list	51,287		(14,087)		37,200
Generated:
Preoperating expenses	56,566		(49,781)		6,785
Research on new projects	45,521		(45,521)		—
Other	56,781		(25,202)		31,579
	Ps.	1,820,847	Ps.	(851,131)	969,716
Intangible assets with indefinite lives
Trade names					14,127
					Ps.	983,843

As of December 31, 2007:

	Remaining useful life (years)	Gross carrying amount		Accumulated amortization		Net carrying amount
Intangible assets with finite lives
Acquired:
Non-compete agreements	9	Ps.	937,774	Ps.	(535,818)	Ps.	401,956
Debt issuance costs	1 – 17	556,715		(229,939)		326,776
Patents and trademarks	1 – 14	95,670		(43,582)		52,088
Customer list	1 – 14	50,363		(20,584)		29,779
Generated:
Preoperating expenses	1	56,317		(55,871)		446
Research of new projects	10	32,606		(32,606)		—
Other	1 – 4	64,304		(52,016)		12,288
		Ps.	1,793,749	Ps.	(970,416)	823,333
Intangible assets with indefinite lives
Trade names						21,156
						Ps.	844,489

Intangible assets recognized during 2006 amounted to Ps.13,574, mainly due to new projects (La Casa del Maíz), as well as the acquisition of the trade name La Ideal which totaled Ps.7,101. Intangible assets recognized during 2007 amounted to Ps.16,602, mainly due to trade names in the corn flour and other products division in Central America for a total of Ps.7,029.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

8.                                      INTANGIBLE ASSETS, NET (continued)

The Company’s management determined based on the provisions of FRS C-8, “Intangible Assets”, that some trade names have indefinite lives since their future cash flow generation is expected to be indefinite.

For the years ended December 31, 2005, 2006 and 2007, the amortization expense of intangible assets amounted to Ps.110,081, Ps.115,906 and Ps.106,623, respectively.

Research and development costs charged to income amounted to Ps.44,213, Ps.61,860 and Ps.64,504 for the years ended December 31, 2005, 2006 and 2007, respectively.

During 2006 and 2007, the Company recognized impairment loss in certain intangible assets of Ps.154,210 and Ps.42,853, respectively, according to the provisions of FRS C-15, “Impairment in long-lived assets and its disposition”. The impairment losses were recognized in “Other income (expense), net” (Note 14) within the “Other” segment. During 2005, the Company was not subject to impairment losses.

Estimated amortization expense over the next five years is as follows:

Year	Amount
2008	Ps.	99,594
2009	79,142
2010	75,192
2011	74,449
2012	72,151
Thereafter	422,805
Total	Ps.	823,333

Excess of cost over book value of subsidiaries acquired (“goodwill”), net, is comprised of the following:

	Corn flour and packaged tortillas (US and Europe)		Corn flour (Mexico)		Other		Other reconciling items		Total
Balance at January 1, 2006	Ps.	834,746	Ps.	215,426	Ps.	29,202	Ps.	313,578	Ps.	1,392,952
Goodwill acquired	48,017				459,712				507,729
Foreign currency translation adjustment	19,570								19,570
Restatement	(24,447)		(9,791)		(2,786)		(1,324)		(38,348)
Balance at December 31, 2006	877,886		205,635		486,128		312,254		1,881,903
Goodwill acquired					16,762				16,762
Foreign currency translation adjustment	22,288				53,627		—		75,915
Restatement	(33,377)		(10,436)		(21,102)		(867)		(65,782)
Balance at December 31, 2007	Ps.	866,797	Ps.	195,199	Ps.	535,415	Ps.	311,387	Ps.	1,908,798

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

9.                                      OTHER ASSETS

Other assets consisted of the following, as of December 31:

	2006		2007
Long-term notes receivable	Ps.	104,529	Ps.	126,060
Club memberships	4,188		8,643
Guarantee deposits	24,475		32,367
	Ps.	133,192	Ps.	167,070

10.                               BANK LOANS AND LONG-TERM DEBT

Bank loans and long-term debt as of December 31 are summarized as follows:

	2006		2007
Perpetual notes in U.S. dollars, bearing interest at an annual rate of 7.75%, payable quarterly, redeemable starting 2009	Ps.	3,405,474	Ps.	3,276,000
Syndicated loan in U.S. dollars, maturing in July 2010; bearing interest at an annual rate of LIBOR plus 0.38% to 0.45% payable monthly or quarterly (5.6% in 2007)	1,702,737		2,238,600
Senior unsecured notes in U.S. dollars, maturing in October 2007 and bearing interest at an annual rate of 7.625% payable semiannually	573,732		—
Credit line in U.S. dollars, maturing in October 2011, bearing interest at an annual rate of LIBOR plus 0.35% to 0.45% (5.5% in 2007), payable in 30, 60, 90 and 180 days	124,867		764,400
Loans in U.S. dollars and Euros, payable between 2008 and 2010 and bearing interest at variable annual rates from 2.5% to 8.0% in 2007, payable in different installments	375,893		348,987
Loans in Venezuelan bolivars payable between 2008 and 2009 and bearing interest at variable annual rates from 9.0% to 10.0% in 2007, payable monthly	362,971		413,863
Loans in U.S. dollars due between 2008 and 2010, bearing interest at variable annual rates from 5.2% to 6.5%, payable monthly	171,030		563,703
Loans in Mexican pesos due in 2008 and 2012, bearing interest at fixed annual rates from 9.6% to 9.8%, payable monthly	96,513		134,033
Loan in U.S. dollars due in 2008 with fixed annual interest rate of 5.4%	—		114,660
	6,813,217		7,854,246
Short-term bank loans	(180,789)		(666,232)
Current portion of long-term debt	(746,131)		(274,841)
Long-term debt	Ps.	5,886,297	Ps.	6,913,173

Short-term bank loans denominated in U.S. dollars for Ps.456.5 million (U.S.$41.8 million) bear interest at an average rate of 5.8% as of December 31, 2007. Short-term bank loans denominated in Venezuelan bolivars for Ps.166.4 million (32,761 million of Venezuelan bolivars) bear interest at an average rate of 9.7% as of December 31, 2007. Additionally, as of December 31, 2007 the Company had short-term loans denominated in Euros for Ps.43.4 million (2.7 million of Euros) that bear an average interest rate of 5.3%.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

10.                               BANK LOANS AND LONG-TERM DEBT (continued)

The Company has credit line agreements for Ps.3,822 million (U.S.$350 million), from which Ps.819 million (U.S.$75 million) was available as of December 31, 2007. These credit line agreements require the payment of an annual commitment fee of 0.10% to 0.20% on the unused amounts.

Various credit agreements contain covenants, mainly related to the compliance of certain financial ratios, which if not maintained for a certain period of time, may be considered as a cause for early maturity of the debt. At December 31, 2007 the Company was in compliance with these financial ratios.

At December 31, 2007 the annual maturities of long-term debt outstanding were as follows:

Year	Amount
2009	Ps.	506,015
2010	2,352,892
2011	774,645
2012	3,621
2013 and thereafter	3,276,000
	Ps.	6,913,173

The Company entered into interest rate swap agreements for its long-term debt maturing in 2010 and exchange rate forward contracts for the interest payments of long-term debt maturing in 2007 (Note 18).

11.                               LABOR OBLIGATIONS

Seniority premium cost and other employee retirement benefits balance as of December 31, 2006 and 2007 amounted to Ps.113,417 and Ps.153,454, respectively, and are included in “Other liabilities”.

Seniority premium to which employees are entitled in Mexico is determined by independent actuaries and is based mainly on the employees’ years of service, age and salaries. The Company has contributed plan assets to meet these obligations. The employees do not contribute to these plans.

Additionally, indemnities to which employees are entitled at the end of the labor relationship when they reach the 60-year retirement age according to the Company’s single-payment retirement plan or in case of dismissal, are determined by independent actuaries based mainly on the years of service, salaries and applicable labor laws.

The Company uses December 31 as the measurement date for its plans.

The components of the net seniority premium, pension plan and indemnities for dismissal cost for the years ended December 31, were:

	2005		2006		2007
Service cost	Ps.	13,097	Ps.	12,454	Ps.	11,291
Interest cost	3,802		4,263		13,189
Return on plan assets	(6,855)		(6,086)		(2,807)
Curtailment loss	1,089		1,328		—
Settlement loss	5,004		14,378		—
Net amortization	6,086		7,257		2,168
Net cost for the year	Ps.	22,223	Ps.	33,594	Ps.	23,841
Initial effect for the recognition of benefits at the end of the labor relationship	Ps.	82,540	Ps.	—	Ps.	—

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

11.                               LABOR OBLIGATIONS (continued)

As of December 31, 2006 and 2007, the status of the plan was as follows:

	2006		2007
Actuarial present value of accumulated benefit obligations:
Vested benefit obligation	Ps.	(114,234)	Ps.	(113,324)
Non-vested benefit obligation	(15,566)		(43,385)
	(129,800)		(156,709)
Excess of projected benefit obligation over accumulated benefit obligation	(1,800)		(5,534)
Projected benefit obligation	(131,600)		(162,243)
Plan assets at fair value (trust funds)	33,685		34,886
Unfunded status of the plan	(97,915)		(127,357)
Unrecognized amounts to be amortized over 17 years:
Cumulative net loss	20,007		—
Labor obligations liability as of year-end	Ps.	(77,908)	Ps.	(127,357)

For the years ended December 31, 2006 and 2007, the changes in projected benefit obligation and plan assets (trust funds) are summarized as follows:

	2006		2007
Projected benefit obligation at beginning of year	Ps.	127,894	Ps.	131,600
Effect of inflation on beginning balance	(5,424)		(6,278)
Service cost	12,454		11,291
Interest cost	4,263		13,189
Benefit payments	(35,633)		(25,929)
Actuarial loss	28,046		38,370
Projected benefit obligation at end of year	Ps.	131,600	Ps.	162,243

	2006		2007
Fair value of plan assets at beginning of year	Ps.	28,974	Ps.	33,685
Effect of inflation on beginning balance	(1,234)		(1,607)
Return on plan assets	6,086		2,808
Benefit payments	(23,790)		—
Settlement loss	11,712		—
Amortization of obligations at transition	11,937		—
Fair value of plan assets at end of year	Ps.	33,685	Ps.	34,886

The weighted average assumptions (net of expected inflation) used to determine obligations at the end of the labor relationship and net periodic benefit cost for the years ended December 31 were as follows:

	2005	2006	2007
Discount rate	3.50%	4.00%	5.05%
Rate of increase in future compensation levels	1.50%	1.50%	0.50%
Expected long-term rate of return on plan assets	4.00%	5.00%	5.05%

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

11.                               LABOR OBLIGATIONS (continued)

The long-term asset return rate is based on the annual recommendations of the Actuarial Commission in the Mexican Association of Consulting Actuaries. These recommendations consider historical information and future expectations of the market.

The Company’s weighted average asset allocation by asset category as of December 31 was as follows:

	2006	2007
Equity securities	46%	60%
Fixed rate securities	54%	40%
Total	100%	100%

The Company has a policy of maintaining at least 30% of the plan assets in securities issued by the Mexican Government. Objective portfolio guidelines have been established for the remaining 70% and investment decisions are being made to comply with those guidelines to the extent that market conditions and available funds allow.

The Company estimates that it will not have to contribute to the plan during 2008.

The following table summarizes expected benefit payments from the Company’s plans as follows:

Year	Amount
2008	Ps.	15,337
2009	13,656
2010	9,864
2011	14,993
2012	18,655
Thereafter	89,738

In the United States, the Company has a saving and investment plan that incorporates voluntary employee 401(k) contributions with Company-matching contributions. For the years ended December 31, 2005, 2006 and 2007, total expenses related to this plan were U.S.$3,061,000 (Ps.33,426), U.S.$3,045,000 (Ps.33,251), and U.S.$3,419,000 (Ps.37,335), respectively.

In Venezuela, the Company recognizes a liability for seniority premiums and indemnities for dismissal established by the local Labor Law, which amounted to Ps.25,033 and Ps.26,151 as of December 31, 2006 and 2007, respectively.

In Central America, the labor legislation of Costa Rica, Nicaragua, El Salvador, Honduras and Guatemala establishes that the accumulated payments to which workers may be entitled, based on the years of service, must be paid in the case of death, retirement or dismissal. The Company records a liability of 9% over salaries paid, which amounted to Ps.10,551 and Ps.7,300 as of December 31, 2006 and 2007, respectively.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

12.                              CONTINGENCIES AND COMMITMENTS

A)              CONTINGENCIES

Servicio de Administración Tributaria (“Tax Administration Service” or “SAT”).- Through an audit carried out by the Mexican Tax Administration Service (“SAT”) of one of the Company’s subsidiaries for the year 2005, its positive income tax balance resulting from crediting the Impuesto Especial sobre Producción y Servicios (“Special Tax on Production and Services”) was rendered inappropriate by the SAT, and certain tax assessments were made against the Company amounting to Ps.4,063 plus restatements, penalties and charges. The Company filed an annulment suit before the Sixth Metropolitan Chamber of the Federal Tax and Administrative Court, and has received a favorable resolution as the tax authority did not provide evidence of its corresponding jurisdiction. The resolution of the Federal Tax and Administrative Court was appealed by the tax authority before the First Court of Appeals for Administrative Matters of Mexico City, which found the appeal with merit, and ordered the Federal Tax and Administrative Court to issue a new resolution taking into account the other arguments made by the Company in its initial annulment suit.

The Sixth Metropolitan Chamber of the Federal Tax and Administrative Court issued a new resolution revoking the tax assessments, given that the SAT was legally required to abandon the audit before time pursuant to the amendment made to article 47 of the Federal Fiscal Code, in force since January 6, 2004. This new resolution was also appealed by the SAT before the First Court of Appeals for Administrative Matters of Mexico City, which rendered a final judgment on October 31, 2007, declaring the appeal without merit and confirming the ruling of the Sixth Metropolitan Chamber of the Federal Tax and Administrative Court annulling the tax assessments asserted by the SAT.

Additionally, the Secretaría de Hacienda y Crédito Público (“Ministry of Finance and Public Credit”) has: (i) made certain observations regarding the Company’s asset tax returns for the years 1994, 1996, 1997, 1999 and 2000, amounting to Ps.340.7 million; (ii) made a determination for the amount of Ps.93.5 million for withholding taxes derived from the payment of interest to our foreign creditors for the years 2000, 2001 and 2002 (the Mexican authorities claim that the Company should have withheld 10% over such payments instead of 4.9%); and (iii) notified one of our subsidiaries in Mexico with several assessments for the import of wheat, amounting to Ps.101.8 million, which, according to the authority, were made under an incorrect HS Code. The Company has filed several appeals to obtain an annulment of such assessments. The Company believes the resolution of these proceedings will not have a material effect on the Company’s financial position or results of operation.

Comisión Nacional de Agua (“National Water Commission” or “CNA”).- At the date of issuance of the financial statements, some of the Company’s subsidiaries were notified by the CNA of fee assessments due from different years for an amount of Ps.25,602.5 plus restatement, penalties and charges. These assessments arise mainly from the CNA’s determination of discharge of sewage water on public property of the Nation that was being used as receiver facilities. Nevertheless, the subsidiaries are using the water derived from the production process, previously treated, to irrigate several garden properties of the Company through the sprinkler system. The affected subsidiaries challenged such determinations through the corresponding remedies provided by law. At the date of issuance of the financial statements, all of the assessments notified by the CNA have been resolved in favor of the Company. For this reason, as of this date no contingency exists for fees for discharge of sewage water on public property of the Nation.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

12.                              CONTINGENCIES AND COMMITMENTS (continued)

Comisión Federal de Competencia (“Federal Competition Commission”or “CFC”).- On August 24, 2005, the Company acquired a 100% interest in Agroinsa, a group of companies that produce corn flour in Celaya, Guanajuato as well as corn flour, wheat flour and other food products in Monterrey, Nuevo León. In accordance with the Ley Federal de Competencia Económica, or Mexican Competition Law, the Company notified the Comisión Federal de Competencia, or Federal Competition Commission (“CFC”), of the prospective acquisition through a “notice of concentration”.

On November 21, 2005, the CFC notified the Company of its resolution not to approve such acquisition. In its resolution, the CFC held, among other things, that: (i) regarding the concentration in the corn flour market, the traditional cooked-corn method is not a substitute for the corn flour method for the production of tortillas and other corn chip products made with either corn flour or cooked-corn; and (ii) regarding the concentration in the wheat flour market, the Company already controls two wheat flour mills in the influence market area (Monterrey and Durango).

Subsequently, the Company appealed the above CFC resolution and pursued a juicio de amparo (“injunction”) against the CFC resolution, which was ultimately ruled by the Suprema Corte de Justicia de la Nacion (“Mexican Supreme Court of Justice”).

In compliance with the Third Administrative Court of Appeals’ injunction, the CFC issued a new resolution on July 5, 2007, informing the Company that the CFC had no objection to the acquisition of Agroinsa. Under Mexican law, such resolution is deemed to be an authorization by the CFC to permit the acquisition and resulting market concentration. The CFC’s 2007 resolution concluded the notice of concentration process with respect to the Company’s acquisition of Agroinsa.

Other litigation.- The Company’s Venezuelan subsidiaries have been named in several labor lawsuits relating to issues and rights such as profit sharing, social security, vacations, overtime hours, seniority and indemnity payments, which are currently ongoing. In order to handle these matters, the Company decided to create a provision of Ps.5,028 (990 million of Venezuelan bolivars) for potential damages, which is reflected within accrued payable expenses and other liabilities.

Additionally, Venezuelan subsidiaries are defending certain labor and tax lawsuits, which have been assumed by the previous shareholder, International Multifoods Corporation, pursuant to the share purchase agreement. Furthermore, the Venezuelan tax authorities have lodged certain assessments against the Company’s Venezuelan subsidiaries regarding value-added tax, for Ps.8,142 (1,604 million of Venezuelan bolivars). The case has been appealed before the Tax Administration through a juicio de amparo (“injunction”), and the Company has created a provision of Ps.8,126 (1,600 million of Venezuelan bolivars) which is reflected within accrued payable expenses and other liabilities.

In October 2005, the Company was named in a class-action lawsuit, Ramon Moreno et al. v. Guerrero Mexico Food Products, Inc. and Gruma Corporation, filed in the United States District Court for the Central District of California, Los Angeles County. This is a punitive wage and hour class-action alleging a misclassification of the Teamster-represented Sales Drivers as exempt when they should be treated as non-exempt and paid overtime for all hours worked in excess of eight in a workday and forty-eight in a workweek, and state-mandated meal periods under the California Labor Code. In February 2008, the Company reached a definitive settlement agreement with the plaintiffs in the amount of Ps.32,050 (U.S.$2,935 thousand). The parties are waiting for court approval of such settlement, which the Company believes will be approved. Additionally, the Company recovered some of the amount spent defending this case from the insurance company with which it had insured against this kind of risks.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

12.                                 CONTINGENCIES AND COMMITMENTS (continued)

Additionally, the Company is involved in certain unresolved proceedings in the ordinary course of business. The Company does not believe that the negative resolution of these proceedings will have a significant adverse effect on its financial situation and results of operation.

B)                COMMITMENTS

The Company entered into sale-leaseback agreements for various production equipment located in its U.S. plants. The Company has a purchase option at the expiration of the leases and an early purchase option, which permits it to acquire the equipment at fair market value at approximately three-fourths of the lease term. These agreements are accounted for as operating leases.

As of December 31, 2007, the Company leased certain equipment under long-term operating lease agreements expiring through 2017. Future minimum lease payments under such leases amount to approximately Ps.1,547,273 (U.S.$141,692,000), as follows:

Year	Facilities		Equipment		Total
2008	Ps.	188,163	Ps.	241,976	Ps.	430,139
2009	165,514		196,920		362,434
2010	131,815		110,630		242,445
2011	98,367		77,684		176,051
2012	67,191		57,002		124,193
2013	155,588		56,423		212,011
	Ps.	806,638	Ps.	740,635	Ps.	1,547,273
	U.S.$	73,868	U.S.$	67,824	U.S.$	141,692

Rental expense was approximately Ps.452,390, Ps.531,142 and Ps.559,058 for the years ended December 31, 2005, 2006 and 2007, respectively.

At December 31, 2007, the Company had various outstanding commitments in the United States to purchase commodities and raw materials for approximately Ps.2,074,483 (U.S.$189,971 thousand), which will be delivered during 2008.

As of December 31, 2007, the Company had outstanding commitments to purchase machinery and equipment amounting to approximately Ps.210,276 (U.S.$19,256 thousand).

As of December 31, 2007, the Company had irrevocable letters of credit of approximately Ps.145,564 (U.S.$13,330 thousand) serving as collateral for claims pursuant to the Company’s self-insured workers’ compensation retention program in the United States.

13.                                 STOCKHOLDERS’ EQUITY

A)              COMMON STOCK

On January 27, 2006, the Company concluded the equity offering of 30 million shares, which represented approximately Ps.1,191 million net of discounts and commissions from underwriters and expenses related with the offering. The net proceeds were used to increase the production capacity in the United States of America.

At December 31, 2007, Gruma’s outstanding common stock consisted of 481,503,052 shares of Series “B”, with no par value, fully subscribed and paid, which can only be withdrawn with stockholders’ approval, and 1,046,900 shares held in Treasury. At December 31, 2006, the Company’s outstanding common stock consisted of 482,549,952 shares.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

13.                               STOCKHOLDERS’ EQUITY (continued)

B)                 RETAINED EARNINGS

In accordance with Mexican Corporate Law, the legal reserve must be increased annually by 5% of annual net profits until it reaches a fifth of the fully paid common stock amount.

Dividends paid from retained earnings which have not been previously taxed are subject to an income tax payable by the Company equal to 38.91%. The applicable tax may be credited against income tax the Company is subject to in the year or in the following two fiscal years. Dividends paid by the Company are not subject to any withholding tax.

C)                 PURCHASE OF COMMON STOCK

The Stockholders’ Meeting approved a Ps.650,000 reserve to repurchase the Company’s own shares. The total amount of repurchased shares cannot exceed 5% of total equity. The difference between the acquisition cost of the repurchased shares and their stated value, composed of common stock and additional paid-in capital, is recognized as part of the reserve to repurchase the Company’s own shares, which is included within retained earnings from prior years. The gain or loss in the sale of the Company’s own shares is recorded as additional paid-in capital. During 2007, the Company carried out net purchases of 1,046,900 of its own shares, which are held in Treasury and have a market value of Ps.38,013 as of December 31, 2007.

D)                FOREIGN CURRENCY TRANSLATION ADJUSTMENTS

Foreign currency translation adjustments as of December 31 consisted of the following:

	2006		2007
Foreign currency translation at beginning of year	Ps.	(1,227,526)	Ps.	(808,026)
Effect of translating net investment in foreign subsidiaries	477,096		396,049

Exchange differences arising from foreign currency liabilities accounted for as a hedge of the Company’s net investments in foreign subsidiaries, net of taxes of Ps.21,828 and Ps.15,417 in 2006 and 2007, respectively	(57,596)		(41,109)
	Ps.	(808,026)	Ps.	(453,086)

The investment that the Company maintains in the operations in the United States and Europe generated a natural hedge of up to U.S.$500 million as of December 31, 2006 and 2007, respectively (see Note 3-F).

As of December 31, 2006 and 2007, the accumulated effect of translating net investment in foreign subsidiaries in the minority interest amounted to Ps.(76,895) and Ps.(123,088), respectively.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

13.                               STOCKHOLDERS’ EQUITY (continued)

E)                  EFFECTS OF INFLATION

As of December 31, 2007, the majority stockholders’ equity was comprised of the following:

	Nominal		Restatement		Total
Common stock	Ps.	4,852,296	Ps.	8,437,310	Ps.	13,289,606
Additional paid-in capital	2,140,506		2,690,864		4,831,370
Deficit from restatement	—		(16,196,178)		(16,196,178)
Derivative financial instruments	41,790		—		41,790
Cumulative effect of a change in an accounting principle for deferred income taxes and employees’ statutory profit sharing	(218,116)		(8,200)		(226,316)
Retained earnings from prior years	5,149,385		7,025,318		12,174,703
Net income for the year	2,209,297		24,024		2,233,321
Foreign currency translation adjustments	(453,086)		—		(453,086)
	Ps.	13,722,072	Ps.	1,973,138	Ps.	15,695,210

F)                   TAX VALUES OF COMMON STOCK AND RETAINED EARNINGS

As of December 31, 2007, tax amounts of common stock and retained earnings were Ps.10,465,163 and Ps.2,868,315, respectively.

14.                               OTHER INCOME (EXPENSE), NET

Other income (expense), net was comprised of the following:

	Years ended December 31,
	2005		2006		2007
Net gain from sale of GFNorte’s shares (Note 6)	Ps.	—	Ps.	399,639	Ps.	847,175
Net gain from sale of subsidiaries’ shares	—		144,883		75,718
Impairment loss on assets (Note 3-L)	(43,406)		(488,935)		(140,049)
Financial aid due to natural disasters in Chiapas and Tabasco	—		—		(100,000)
Amortization of other deferred costs	(53,176)		(59,152)		(48,709)
Loss on sale of fixed assets	(14,505)		(6,007)		(49.847)
Employees’ statutory profit sharing – current	(30,727)		(51,160)		(21,395)
Employees’ statutory profit sharing – deferred	8,939		16,822		17,259
Other	(43,880)		(5,202)		(24,409)
	Ps.	(176,755)	Ps.	(49,112)	Ps.	555,743

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

15.                              INCOME TAX

A)               INCOME TAX AND ASSET TAX

Gruma files a consolidated income tax return for Mexican income tax purposes, consolidating taxable income and losses of Gruma and its controlled Mexican subsidiaries. Filing a consolidated tax return had the effect of reducing income tax expense for the years ended December 31, 2005, 2006 and 2007 by Ps.301,324, Ps.429,359 and Ps.283,208, respectively, as compared to filing a tax return on an unconsolidated basis.  Mexican tax regulations allow companies to consolidate taxable income or losses of their controlled entities up to the ownership percentage in the subsidiaries.

Based on its financial and tax projections, the Company’s management determined that the tax to be paid in the future for Gruma and most of its subsidiaries will be the income tax, so deferred income tax has been recognized.

Asset tax is calculated at 1.25% of the net value of certain assets and is payable only when it exceeds the income tax payable. During the year ended December 31, 2005 the Company determined an asset tax of Ps.75,657. For the years ended December 31, 2006 and 2007 the Company was not subject to asset tax.

Asset tax effectively paid is susceptible to refund according to the established mechanism in the Income Tax Law as long as the income tax exceeds the asset tax and up to the amount of the difference.

Starting January 1, 2008 the asset tax will be replaced by the Flat Rate Business Tax (“Impuesto Empresarial Tasa Única” or “IETU” for its name in Spanish). See section D below.

B)    RECONCILIATION OF FINANCIAL AND TAXABLE INCOME

For the years 2005, 2006 and 2007, the reconciliation between statutory income tax amounts and the effective income tax amounts is summarized as follows:

	Years ended December 31,
	2005		2006		2007
Statutory federal income tax (30% for 2005, 29% for 2006 and 28% for 2007)	Ps.	579,993	Ps.	613,707	Ps.	925,209
Equity in earnings of associated companies	(205,453)		(186,562)		(198,194)
Sale of shares from subsidiaries and associated company	—		38,981		49,783
Effect of deferred IETU in subsidiaries	—		—		18,719
Variation in valuation of tax loss carryforwards	45,328		61,208		89,178
Losses of Mexican subsidiaries which cannot be used for income tax consolidation	13,784		10,614		17,998
Foreign income tax rate differences	(27,961)		(87,004)		66,473
Effects related to inflation	(12,690)		4,259		(26,629)
Other	13,994		(23,033)		(16,827)
Effective income tax (21.1% for 2005, 20.4% for 2006 and 28.0% for 2007)	Ps.	406,995	Ps.	432,170	Ps.	925,710

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

15.                              INCOME TAX (continued)

At December 31, 2006 and 2007 the tax effects of main differences that give rise to significant portions of the deferred tax assets and liabilities, were as follows:

	(Assets) Liabilities
	2006		2007
Deferred tax assets:
Net operating loss carryforwards and other tax credits	Ps.	(188,409)	Ps.	(106,419)
Accrued liabilities	(241,520)		(205,881)
Recoverable asset tax	(204,946)		(82,174)
Intangible asset resulting from intercompany operation	(63,709)		(38,693)
Other	(172,973)		(128,593)
	(871,557)		(561,760)

Deferred tax liabilities:
Property, plant and equipment, net	1,840,383		1,827,552
Inventories	255,481		164,631
Intangible assets and other	163,356		181,430
Investment in partnership and equity method investee	411,642		393,961
	2,670,862		2,567,574
Net deferred tax liability	Ps.	1,799,305	Ps.	2,005,814

At December 31, 2007 the Company recognized a valuation allowance of Ps.103,829 since certain tax loss carryforwards of foreign subsidiaries may not be realizable in the future.

C)  TAX LOSS CARRYFORWARDS AND RECOVERABLE ASSET TAX

At December 31, 2007 the Company did not have tax loss carryforwards in Mexico corresponding to the consolidated income tax return. As of December 31, 2007 certain foreign subsidiaries had tax loss carryforwards of approximately Ps.49,262 (2,239,805 thousand of Costa Rican colons) that expire from 2008 to 2011 and Ps.60,602 (11,931,757 thousand of Venezuelan bolivars) that expire from 2008 to 2010.

As of December 31, 2007 asset tax of Ps.340,353 generated in the consolidated income tax return in Mexico and available to offset the excess of income tax over asset tax in future years is shown below:

Expiration year	Recoverable asset tax
2010	Ps.	35,046
2012	67,999
2013	92,987
2014	69,948
2015	74,373
	Ps.	340,353

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

15.                              INCOME TAX (continued)

D)                FLAT RATE BUSINESS TAX (IETU)

Based on the projections prepared by management relative to the tax results of the Company in subsequent years, the Company determined to be essentially subject to income tax rather than IETU, except for certain subsidiaries, which are service providers. As a result, as of December 31, 2007, a deferred IETU asset of Ps.17,224 was recorded for those subsidiaries and the corresponding cumulative deferred income tax of Ps. 18,719 was cancelled.

16.                              FOREIGN CURRENCY

A)               EXCHANGE DIFFERENCES

For the years ended December 31, 2005, 2006 and 2007, the effects of exchange rate fluctuations on the Company’s monetary assets and liabilities were recognized as follows:

	2005		2006		2007
Exchange differences arising from foreign currency liabilities accounted for as a hedge of the Company’s net investment in foreign subsidiaries recorded directly to stockholders’ equity as an effect of foreign currency translation adjustments	Ps.	285,207	Ps.	(79,424)	Ps.	(56,526)
Exchange differences arising from foreign currency transactions credited (charged) to income	(56,323)		(19,363)		72,129
	Ps.	228,884	Ps.	(98,787)	Ps.	15,603

B)     FOREIGN CURRENCY POSITION

As of December 31, 2006 and 2007, monetary assets and liabilities held or payable in U.S. dollars are summarized below:

	In thousands of U.S. dollars
	2006		2007
In companies located in Mexico:
Assets:
Current	U.S.$	12,142	U.S.$	1,477
Non-current	71		—
Liabilities:
Current	(69,488)		(52,798)
Long-term	(481,826)		(505,041)
	U.S.$	(539,101)	U.S.$	(556,362)

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

16.                              FOREIGN CURRENCY (continued)

	In thousands of U.S. dollars
	2006		2007
In foreign companies:
Assets:
Current	U.S.$	285,321	U.S.$	289,361
Non-current	4,279		7,178
Liabilities:
Current	(314,436)		(403,057)
Long-term	(184,612)		(258,683)
	U.S.$	(209,448)	U.S.$	(365,201)

At December 31, 2006 and 2007, the exchange rates used to translate U.S. dollar assets and liabilities were Ps.10.81 and Ps.10.92, respectively. On June 11, 2008, date of issuance of these financial statements, the exchange rate for the U.S. dollar was Ps.10.43.

For the years ended December 31, 2005, 2006 and 2007 the Company’s Mexican subsidiaries had transactions in U.S. dollars as follows:

	In thousands of U.S. dollars
	2005		2006		2007
Flour sales and others	U.S.$	—	U.S.$	—	U.S.$	(9,641)
Corn purchases and other inventories	94,963		144,453		184,446
Interest expense	35,946		38,222		40,028
Equipment purchases	424		300		1,232
Services	7,480		6,771		5,891
	U.S.$	138,813	U.S.$	189,746	U.S.$	221,956

As of December 31, 2006 and 2007, the consolidated non-monetary assets of foreign origin are summarized as follows:

	2006		2007
	Foreign currency (thousands)	Year-end exchange rate	Foreign currency (thousands)	Year-end exchange rate
U.S. dollars	836,932	10.81	925,439	10.92
Swiss francs	199,701	8.87	31,938	9.64
Euros	32,989	14.2681	31,547	15.9334
Venezuelan bolivars	385,424,593	0.0050	457,391,236	0.0051
Australian Dollars	28,695	8.4913	62,543	9.5910
Yuans	5,853	1.3834	207,976	1.4951
Pounds sterling	7,729	21.1671	10,167	21.7144
Malaysian Ringgit	—	3.0602	10,022	3.2879
Canadian dollars	521	9.28	443	11.06
Costa Rican colons	43,572,733	0.0209	58,130,289	0.0210

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

17.                              SEGMENT INFORMATION

The Company’s reportable segments are strategic business units that offer different products in different geographical regions. These business units are managed separately because each business segment requires different technology and marketing strategies.

The Company’s reportable segments are as follows:

•             Corn flour and packaged tortilla division (United States and Europe) – manufactures and distributes over more than 20 varieties of corn flour that are used mainly to produce and distribute different types of tortillas and tortilla chip products in the United States and Europe. The main brands are MASECA for corn flour and MISSION and GUERRERO for packaged tortillas.

•             Corn flour division (Mexico) – engaged principally in the production, distribution and sale of corn flour in Mexico under the MASECA brand. Corn flour produced by this division is used mainly in the preparation of tortillas and other related products.

•             Corn flour, wheat flour and other products division (Venezuela) – engaged mainly in producing and distributing grains, used principally for industrial and human consumption. The main brands are JUANA, TIA BERTA and DECASA for corn flour; ROBIN HOOD and POLAR for wheat flour; MONICA for rice and LASSIE for oats.

•            “Other” division – represents those segments individually amounting to less than 10% of the consolidated total. These segments are: corn flour and other products division in Central America, wheat flour division in Mexico, packaged tortillas division in Mexico, wheat flour tortillas and snacks division in Asia and Oceania and technology and equipment division in Mexico. The corn flour and other products division in Central America manufactures, distributes and sells corn flour, tortillas and snacks; the wheat flour division in Mexico is engaged in the production and local marketing of wheat flour; the packaged tortilla division in Mexico produces and distributes packaged tortillas; the Asia and Oceania division produces and distributes wheat flour tortillas and snacks; and the technology and equipment division conducts research and development regarding flour and tortilla manufacturing equipment, produces machinery for corn flour and tortilla production and is engaged in the construction of the Company’s corn flour manufacturing facilities.

•            The “Other reconciling items” row includes the corporate expenses and the elimination of inter-business unit transactions.

All inter-segment sales prices are market-based. The Company’s management uses the information as to operating income by segment to evaluate performance, make general operational decisions and assign resources.

Summarized financial information concerning the Company’s reportable segments is shown in the following tables.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

17.                              SEGMENT INFORMATION (continued)

Segment information as of and for the year ended December 31, 2005:

Segment	Net sales to external customers		Inter- segment net sales		Operating income (loss)		Depreciation and amortization
Corn flour and packaged tortilla division (United States and Europe)	Ps.	14,473,271	Ps.	—	Ps.	1,195,892	Ps.	567,064

Corn flour division (Mexico)	6,816,824		229,171		748,818		282,712
Corn flour, wheat flour and other products (Venezuela)	3,984,141		—		(112,121)		134,324
Other	4,049,759		542,875		(153,975)		169,162
Other reconciling items	22,079		(772,046)		41,448		68,427
Total	Ps.	29,346,074	Ps.	—	Ps.	1,720,062	Ps.	1,221,689

Segment	Total assets		Total liabilities		Expenditures for long-lived assets
Corn flour and packaged tortilla division (United States and Europe)	Ps.	9,857,435	Ps.	3,650,841	Ps.	960,522

Corn flour division (Mexico)	9,196,564		2,339,267		798,781
Corn flour, wheat flour and other products (Venezuela)	3,935,564		1,982,416		269,534
Other	4,639,618		1,134,305		170,138
Other reconciling items	1,826,098		4,839,670		60,301
Total	Ps.	29,455,279	Ps.	13,946,499	Ps.	2,259,276

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

17.                              SEGMENT INFORMATION (continued)

Segment information as of and for the year ended December 31, 2006:

Segment	Net sales to external customers		Inter- segment net sales		Operating income (loss)		Depreciation and amortization
Corn flour and packaged tortilla division (United States and Europe)	Ps.	16,167,983	Ps.	1,703	Ps.	942,332	Ps.	609,689

Corn flour division (Mexico)	7,379,404		286,670		854,034		290,697
Corn flour, wheat flour and other products (Venezuela)	3,874,434		—		119,039		126,555
Other	4,750,825		1,057,508		190,200		179,180
Other reconciling items	17,309		(1,345,881)		(233,772)		56,178
Total	Ps.	32,189,955	Ps.	—	Ps.	1,871,833	Ps.	1,262,299

Segment	Total assets		Total liabilities		Expenditures for long-lived assets
Corn flour and packaged tortilla division (United States and Europe)	Ps.	11,878,285	Ps.	4,882,504	Ps.	1,324,431

Corn flour division (Mexico)	9,307,310		2,138,297		350,785

Corn flour, wheat flour and other products (Venezuela)	3,202,635		1,899,731		101,512
Other	5,875,400		2,048,978		493,821
Other reconciling items	1,488,771		2,880,640		(126,493)
Total	Ps.	31,752,401	Ps.	13,850,150	Ps.	2,144,056

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

17.                              SEGMENT INFORMATION (continued)

Segment information as of and for the year ended December 31, 2007:

Segment	Net sales to external customers		Inter- segment net sales		Operating income (loss)		Depreciation and amortization
Corn flour and packaged tortilla division (United States and Europe)	Ps.	17,402,790	Ps.	3,363	Ps.	919,344	Ps.	633,884

Corn flour division (Mexico)	8,606,160		405,835		786,378		247,949

Corn flour, wheat flour and other products (Venezuela)	3,862,214		—		58,050		90,872
Other	5,971,831		915,188		209,614		196,158
Other reconciling items	(26,949)		(1,324,386)		(99,518)		9,934
Total	Ps.	35,816,046	Ps.	—	Ps.	1,873,868	Ps.	1,178,797

Segment	Total assets		Total liabilities		Expenditures for long-lived assets
Corn flour and packaged tortilla division (United States and Europe)	Ps.	12,675,499	Ps.	4,955,944	Ps.	1,049,192

Corn flour division (Mexico)	8,864,109		2,032,640		257,170

Corn flour, wheat flour and other products (Venezuela)	2,893,111		1,732,019		72,739
Other	7,400,327		3,772,000		924,916
Other reconciling items	2,077,656		2,840,900		(81,114)
Total	Ps.	33,910,702	Ps.	15,333,503	Ps.	2,222,903

The following table presents the details of “Other reconciling items” for operating income:

Other reconciling items	2005		2006		2007
Corporate expenses	Ps.	(90,263)	Ps.	(125,579)	Ps.	(126,757)
Elimination of inter-business unit transactions	131,711		(108,193)		27,239
	Ps.	41,448	Ps.	(233,772)	Ps.	(99,518)

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

17.          SEGMENT INFORMATION (continued)

Additionally, a summary of information by geographic segment is as follows:

	2005		%	2006		%	2007		%
NET SALES:

United States and Europe	Ps.	14,473,271	49	Ps.	16,167,983	50	Ps.	17,402,790	48
Mexico	9,226,278		31	9,976,597		31	11,651,844		33
Venezuela	3,984,141		14	3,874,434		12	3,862,214		11
Central America	1,662,384		6	1,862,648		6	2,076,158		6
Asia and Oceania	—		—	308,293		1	823,040		2
	Ps.	29,346,074	100	Ps.	32,189,955	100	Ps.	35,816,046	100

IDENTIFIABLE ASSETS:

United States and Europe	Ps.	9,857,435	33	Ps.	11,878,285	37	Ps.	12,675,499	37
Mexico	14,416,129		49	14,359,434		46	14,920,029		44
Venezuela	3,935,564		14	3,202,635		10	2,893,111		9
Central America	1,246,151		4	1,401,609		4	1,689,943		5
Asia and Oceania	—		—	910,438		3	1,732,120		5
	Ps.	29,455,279	100	Ps.	31,752,401	100	Ps.	33,910,702	100

CAPITAL EXPENDITURES:

United States and Europe	Ps.	960,522	43	Ps.	1,324,431	52	Ps.	1,049,192	41
Mexico	977,822		43	300,362		20	259,430		13
Venezuela	269,534		12	101,512		12	72,739		12
Central America	51,398		2	149,195		6	143,070		5
Asia and Oceania	—		—	268,556		10	698,472		29
	Ps.	2,259,276	100	Ps.	2,144,056	100	Ps.	2,222,903	100

18.          FINANCIAL INSTRUMENTS

A)   FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and temporary investments, accounts receivable, refundable taxes, trade accounts payable, short-term bank loans, current portion of long-term debt and accrued liabilities and other payables approximate their fair value, due to their short maturity. In addition, the net book value of accounts and notes receivable and refundable taxes represent the expected cash flow to be received.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

18.          FINANCIAL INSTRUMENTS (continued)

The estimated fair value of the Company’s financial instruments is as follows:

	Carrying amount		Fair value
At December 31, 2006:

Liabilities: Perpetual bonds in U.S. dollars bearing fixed interest at an annual rate of 7.75%	Ps.	3,405,473	Ps.	3,591,413
Liabilities: Senior unsecured notes in U.S. dollars bearing fixed interest at annual rate of 7.625%	573,732		580,733
Liabilities: Exchange rate forward contract	15,695		15,695
Liabilities: Interest rate swaps contract	10,480		10,480
Asset: Exchange rate forward contract	2,356		2,356
Asset: Interest rate swaps contract	34,424		34,424
Asset: Commodity contracts	212,076		212,706

	Carrying amount		Fair value
At December 31, 2007:

Liabilities: Perpetual bonds in U.S. dollars bearing fixed interest at an annual rate of 7.75%	Ps.	3,276,000	Ps.	3,213,789
Liabilities: Exchange rate forward contract	16,825		16,825
Liabilities: Interest rate swaps contract	8,731		8,731
Asset: Interest rate swaps contract	15,022		15,022
Asset: Commodity contracts	4,510		4,510
Asset: Interest and capital (TICC) bonds	44,389		44,389

Fair values were determined as follows:

•                  The fair value of debt and derivative financial instruments is determined based on quoted market prices for such instruments in the reference market.

•                  The carrying value of the remainder of the long-term debt was similar to its fair value.

The Company has debt securities called interest and capital (TICC) bonds for a nominal amount of U.S.$5.1 million, with annual interest of 5.25% and maturing in March 2019. The fair value of these instruments amounted to Ps.44,389. The unfavorable effect due to changes in the fair value of the outstanding contracts was Ps.35,823, which was recognized in income.

B)    HEDGES

The Company has entered into futures contracts for certain key production requirements such as gas and some raw materials in order to hedge the cash flow variability due to price fluctuations. These contracts are short-term and do not exceed the maximum production requirements for a one-year period and are classified as cash flow hedges or fair value hedges.

As of December 31, 2007 the favorable effect due to changes in the fair value of cash flow hedges was approximately Ps.42,335 net of taxes, which was recognized as comprehensive income within stockholders’ equity. As of December 31, 2006 the unfavorable effect due to changes in the fair value of cash flow hedges was approximately Ps.3,213 net of taxes, which was recognized as comprehensive income within stockholders’ equity. The Company expects to recognize these effects in the income statement during the next 12 months. The Company did not determine any ineffectiveness for these hedges.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

18.          FINANCIAL INSTRUMENTS (continued)

The Company from time to time hedges commodity price risks utilizing futures and options strategies that do not qualify for hedge accounting. As a result of non-qualification, these derivative financial instruments are recognized at their estimated fair values and are marked to market with the associated effect recorded in current period earnings. During 2006 and 2007, the Company had an unfavorable effect of approximately Ps.139,693 and Ps.98,749, respectively, arising from arrangements maturing during such periods. Additionally, as of December 31, 2006 and 2007, the Company recognized a favorable effect of Ps.1,135 (U.S.$100,000) and an unfavorable effect of approximately Ps.4,914 (U.S.$450,000), respectively, due to the valuation of outstanding contracts.

The Company uses derivative financial instruments such as interest rate swaps with the purpose of managing the interest rate risk related to its long-term debt. The Company has entered into interest rate swaps to hedge its syndicated loan that matures in 2010 under which the loan’s variable rate of LIBOR 6M is converted to a fixed rate of 3.2775% through March 2008 and 4.5050% through March 2009; these contracts also include a provision limiting the amounts to be exchanged should the LIBOR 6M reach 6% through March 2008 and 7% through March 2009. As of December 31, 2007 the favorable effect of the changes in the fair value of these contracts amounted to Ps.6,966, from which Ps.545 was recognized as an unfavorable effect in comprehensive income within stockholders’ equity and Ps.7,511 was registered as a favorable effect in income for the year. The favorable effect of the contracts maturing in 2007 was Ps.23,668, which was recognized in income.

During 2006, the Company entered into interest rate swap contracts for a nominal amount of U.S.$37.5 million, maturing in March 2008. Through these contracts, the Company pays a fixed rate of 0.34% and receives a LIBOR 6M rate less 3.2775% if the LIBOR 6M rate is greater than or equal to 6% and less than 6.75%. These contracts were not recognized as hedge accounting and the unfavorable changes in their fair values as of December 31, 2007 amounted to Ps.675, which was registered in income.

During 2004 and 2005, the Company entered into forward contracts and exchange rate option contracts (Mexican peso – U.S. dollar) for a notional amount of U.S.$55.8 million, with different maturity dates until November 2007. The purpose of these contracts was to hedge the financial risks due to exchange rate fluctuations over the quarterly interest payments related to the Company’s perpetual notes. The unfavorable effect of the contracts maturing in 2007 of Ps.15,248 was recognized in income of the year.

During 2007, the Company entered into forward contracts and exchange rate option contracts (Mexican peso – U.S. dollar) related to the 7.75% perpetual notes. These contracts served four coupon dates for 2007, as well as six additional dates (18 months). Accordingly, the maturity dates for these contracts ranged from March 2007 to June 2009. On an average basis, by maturity date, the purchase trades were U.S.$370.5 million against U.S.$420 million of sale trades. For the maturity dates in 2008 and for the remaining two dates in 2009, the Company entered into pivot contracts for an average notional amount of U.S.$115 million for each date. Additionally, at the end of 2007, 12 call contracts maturing on February 28, 2008 were sold with an exchange rate of Ps.12.00 per U.S. dollar. These contracts did not qualify for hedge accounting. The favorable effect of the contracts maturing in 2007 was Ps.290,720 and was recognized in income. As of December 31, 2007 the unfavorable effect for changes in the fair value of outstanding contracts was Ps.16,825, which was also recognized in income.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

18.                               FINANCIAL INSTRUMENTS (continued)

C)            CONCENTRATION OF CREDIT RISK

The financial instruments which are potentially subject to a concentration of risk are principally cash, temporary investments and trade accounts receivable. The Company deposits its cash and temporary investments in recognized financial institutions. The concentration of the credit risk with respect to trade receivables is limited since the Company sells its products to a large number of customers located in different parts of Mexico, the United States, Central America, Venezuela, Europe, Asia and Oceania. The Company maintains reserves for potential credit losses.

Operations in Venezuela represented approximately 11% of net sales in 2007. In recent years,  political and social instability has prevailed in Venezuela. This severe political and civil uncertainty represents a risk to the business in this country, which cannot be controlled or measured accurately. For instance, as a result of the nation-wide general strike that took place from December 2002 to February 2003, the operations of the Company in this country temporarily ceased for approximately 14 days. In response to this strike and in an effort to shore up the economy and control inflation, since 2003 Venezuelan authorities have imposed foreign exchange and price controls on certain products. The foreign exchange controls may limit the Company’s capacity to convert bolivars to other currencies and also transfer funds outside Venezuela.  In February 2003, the Venezuelan government set a fixed exchange rate of 1,600 bolivars per U.S. dollar, and in February 2004 the rate was set at 1,920 bolivars per U.S. dollar. Additionally, in February 2003, the Venezuelan government applied price controls to certain products such as corn flour and wheat flour, which limit the Company’s ability to increase prices in order to compensate for higher costs in raw materials. In March 2005, the Venezuelan government established a new exchange rate of 2,150 bolivars per U.S. dollar. The financial situation and results of the Company might be negatively affected, among other reasons, since (i) a portion of its sales is denominated in bolivars; (ii) the subsidiaries in Venezuela make products that are subject to price controls; and (iii) the difficulty for Venezuelan subsidiaries to pay dividends, as well as to import some of their requirements of raw material as a result of the exchange controls.

The current president in Venezuela was reelected to a second six-year term in December 2006, so the civil and political instability may continue to prevail during the second term. Additionally, in 2007 the current president was qualified by the legislative power of Venezuela with extraordinary powers to legislate by decree for a period of 18 months in several strategic areas, which could result in certain structural changes in the economical and social policies in Venezuela and thus increasing the uncertainty in this country.

19.          RELATED PARTY TRANSACTIONS

The FRS C-13, “Related Parties”, became effective starting January 1, 2007, which extends the definition (scope) for related parties and increases the disclosure requirements in notes to the financial statements.

As of December 31, 2006 and 2007, the Company owned a 10.0024% and 8.6232% interest, respectively, in GFNorte, a Mexican financial institution. In the normal course of business, the Company obtains long-term financing from GFNorte and other subsidiaries of this institution at market rates and terms. During 2007, the Company did not obtain financing from GFNorte’s subsidiaries.

The Company has insurance contracts with Seguros Banorte Generali, S.A. de C.V. (a subsidiary of GFNorte) in order to manage different risks in some of its subsidiaries. As of December 31, 2006 and 2007, the Company paid insurance premiums of approximately Ps.36,499 and Ps.34,518, respectively.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

19.          RELATED PARTY TRANSACTIONS (continued)

As of December 31, 2006 and 2007, the Company had accounts payable to Archer-Daniels-Midland (ADM) of Ps.139,074 and Ps.162,851, respectively. Additionally, during 2005, 2006 and 2007, the Company purchased inventory ingredients from ADM, amounting to U.S.$105 million (Ps.1,199,548), U.S.$115 million (Ps.1,252,957) and U.S.$133 million (Ps.1,455,155), respectively. ADM, a North American entity, is one of the Company’s shareholders and is also associated with the Company in some of its subsidiaries.

20.          RECENT ACCOUNTING PRONOUNCEMENTS

Starting January 1, 2008 the following Financial Reporting Standards (FRS) issued by the Mexican Financial Reporting Standards Boards became effective:

FRS B-2, “Statement of Cash Flows”, supersedes Bulletin B-12, “Statement for Changes in the Financial Position”, and requires a statement of cash flows as part of a full set of financial statements in place of a statement of changes in financial position. This statement of cash flows classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities and provides a definition of each category. Cash flows from operating activities can be reported by directly showing major classes of operating cash receipts and payments (the direct method), or by reporting the same amount of net cash flow from operating activities indirectly by adjusting net income to reconcile it to net cash flow from operating activities (the indirect method) by removing the effects of (a) all deferrals of past operating cash receipts and accruals of expected future operating cash receipts and payments and (b) all items that are included in net income that do not affect operating cash receipts and payments. FRS B-2 also requires that a statement of cash flows reports the reporting currency equivalent of foreign currency cash flows, using the current exchange rate at the time of the cash flows; the effect of exchange rate changes on cash held in foreign currencies is reported as a separate item in the reconciliation of beginning and ending balances of cash and cash equivalents. Restatement of financial statements for years provided before 2008 is not required by FRS B-2.

FRS B-10, “Effects of Inflation”, replaces the previous Bulletin B-10, “Recognition of the Effect of Inflation in Financial Information”, and establishes standards for recognizing the effects of inflation in an entity’s financial statements as measured by changes in a general price index only, eliminating the use of any other valuation method established in the previous Bulletin B-10. FRS B-10 provides criteria for identifying both inflationary and non-inflationary environments, and provides guidelines to cease or start recognizing the effects of inflation in financial statements when the general price index applicable to a specific entity is up to or above 26%, respectively, in a cumulative three-year period. Upon adoption, FRS B-10 includes an option for the accounting treatment of the result from holding non-monetary assets recognized by an entity as accumulated other comprehensive income or loss under previous guidelines by either recycling this result from stockholders’ equity to income as it is realized, or reclassifying the outstanding balance of such result to retained earnings in the period in which this standard becomes effective. Additionally, restatement of financial statements for earlier periods presented is not required by FRS B-10. Since the cumulative inflation in Mexico measured by the NCPI in the three-year period ended December 31, 2007 was below 26%, the Company ceased recognizing the effects of inflation in financial statements beginning January 1, 2008. In addition, the Company elected to reclassify to retained earnings the initial accumulated gain or loss from withholding of non-monetary assets. The reclassification amounted to Ps.5,068,325.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

20.          RECENT ACCOUNTING PRONOUNCEMENTS (continued)

FRS B-15, “Translation of Foreign Currencies”, replaces the previous Bulletin B-15, “Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations”, and introduces the concepts of accounting currency, functional currency and reporting currency. FRS B-15 sets forth procedures for translating financial statements from the accounting currency of a foreign operation into the applicable functional currency, and from the functional currency of a foreign operation into the required reporting currency. FRS B-15 also allows an entity to present its financial statements in a reporting currency other than its functional currency. Restatement of financial statements for years provided before 2008 is not required by FRS B-15. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

FRS D-3, “Benefits to Employees”, replaces the previous Bulletin D-3, “Labor Obligations”, and provides standards for recognizing those benefits granted by an entity to its employees, including direct, termination and retirement benefits, as well as other related provisions. FRS D-3 requires shorter amortization periods for items subject to be amortized, including an option to recognize in income any actuarial gain or loss, and does not require the recognition of a transition asset or liability other than benefits granted in a plan amendment (prior service cost). FRS D-3 eliminates the recognition in certain instances of an additional liability determined on the actuarial computation of retirement benefits without consideration of salary increases; consequently, a related intangible asset and an eventual stockholders’ equity adjustment derived from the recognition of this additional liability, are no longer required by this new standard. FRS D-3 also requires the recognition of any termination benefit costs directly in income as a provision, with no deferral of any unrecognized prior service cost or related actuarial gain or loss. Additionally, FRS D-3 recognizes the employees’ profit sharing required to be paid under certain circumstances in Mexico as a direct benefit to employees. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

FRS D-4, “Income Taxes”, replaces the previous Bulletin D-4, “Accounting for income tax, asset tax and employees’ profit sharing”, and provides additional guidance for valuation, presentation and disclosure of both current and deferred income taxes accrued for a period. FRS D-4 eliminates from its scope the accounting for employees’ profit sharing, since this line item is deemed an ordinary expense associated with benefits to employees, and therefore, comes under the scope of FRS D-3. FRS D-4 also recognizes the Mexican asset tax paid as a tax credit to the extent of its expected recovery. In addition, FRS D-4 requires the reclassification to retained earnings of any outstanding cumulative effect of deferred income taxes recognized in stockholders’ equity, in the period in which this standard becomes effective. Upon adoption of FRS D-4, on January 1, 2008 the Company recognized a deferred tax liability and a charge to retained earnings of Ps.327,167.

FRS Interpretation 6, “Option to choose the form of hedges”. This INIF indicates that a derivative financial instrument may be considered as such as of the date of its acquisition or as of a subsequent date, only if it fulfills the new requirements established in paragraph 51a) of Statement C-10. The Company does not expect that the adoption of this interpretation to have an impact on its financial position or results of operations.

FRS Interpretation 7, “Accounting treatment of the comprehensive income or loss derived from a cash flow hedge over a projected transaction of purchasing a non-financial asset”. This INIF amends the following paragraphs of Statement C-10:

Paragraph 105, to clarify that the effects of a hedge recorded in the comprehensive gain or loss derived from transactions of purchasing a non-financial asset can be capitalized in the cost of the non-financial asset, whose price is fixed by the hedge.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

20.                               RECENT ACCOUNTING PRONOUNCEMENTS (continued)

Paragraph 106, to indicate that in the case of all cash flow hedges, the amounts recorded in the equity as a part of the comprehensive gain or loss of the year, must be reclassified to the income statement in the same period or periods in which the hedge contract is signed or the projected transaction is affected, except for the cases indicated in paragraph 105.

The Company does not expect the adoption of this interpretation to have an impact on its financial position or results of operations.

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican FRS, which differ in certain significant respects from U.S. GAAP. The Mexican FRS consolidated financial statements include the effects of inflation as provided for under FRS B-10 (see Note 3-E) and FRS B-15, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliation to U.S. GAAP includes reconciling items for the effects of applying the option provided by FRS B-10 for the restatement of equipment of foreign origin, as well as FRS B-15 restatement to Mexican pesos of constant purchasing power as of December 31, 2007 because, as described below, these provisions of inflation accounting under Mexican FRS do not meet the consistent reporting currency requirements of Regulation S-X. The U.S. GAAP adjustments have been determined based on Mexican NCPI factors. The reconciliation does not include the reversal of other Mexican FRS inflation accounting adjustments as they represent a comprehensive measure of the effects of price-level changes in the inflationary Mexican economy and, as such, are considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The principal differences, other than inflation accounting, between Mexican FRS and U.S. GAAP and the effect on consolidated net income and consolidated stockholders’ equity are presented below, with an explanation of the adjustments.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

21.                               DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

Reconciliation of net income:

	Years ended December 31,
	2005		2006		2007
Net majority income under Mexican FRS	Ps.	1,304,693	Ps.	1,601,125	Ps.	2,233,321
U.S. GAAP adjustments:
Depreciation expense (see C)	(62,022)		(69,803)		(71,722)
Impairment loss in the carrying value of idle assets (see C)	24,652		14,814		20,838
Preoperating expenses and other deferred costs (see D)	6,555		(3,435)		10,461
Capitalized comprehensive financing costs (see E)	3,410		3,387		3,346
Sale-leaseback transaction (see F):
Interest expense	(14,033)		(11,431)		(8,976)
Rental and depreciation expense, net	5,051		2,713		590
Deferred income taxes (see H)	(56,051)		(101,303)		(177,829)
Deferred employees’ statutory profit sharing (see H)	(630)		510		(609)
Net gain from sale of associated company’s shares (see M)	—		10,810		13,281
Effect of U.S. GAAP adjustments on equity method investee (see M)	5,586		(19,011)		(18,885)
Negative goodwill (see I):
Depreciation expense	62,963		62,538		61,793
Goodwill and indefinite-lived intangible assets (see J)	—		(6,540)		—
Extinguishment of debt (see K)	14,518		14,371		14,205
Debt issuance costs (see K)	(2,907)		2,224		1,148
Monetary position loss resulting from U.S. GAAP adjustments	(14)		(17)		(9)
Effects of Bulletin B-15 restatement (see A)	(24,013)		(17,878)		—
Total U.S. GAAP adjustments	(36,935)		(118,051)		(152,368)
Minority interest (see B)	17,745		19,793		26,809
Net income under U.S. GAAP	Ps.	1,285,503	Ps.	1,502,867	Ps.	2,107,762
Basic and diluted earnings per share (in pesos)	Ps.	2.85	Ps.	3.13	Ps.	4.37
Weighted average shares outstanding (thousands)	451,446		480,007		482,506

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

21.                               DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

Reconciliation of stockholders’ equity:

	As of December 31,
	2006		2007
Stockholders’ equity under Mexican FRS	Ps.	17,902,251	Ps.	18,577,199
U.S. GAAP adjustments:
Property, plant and equipment (see C)	804,735		911,194
Preoperating expenses and other deferred costs (see D)	(11,221)		(446)
Capitalized comprehensive financing cost (see E)	(6,773)		(3,346)
Sale-leaseback transaction (see F)	(92,515)		(97,384)
Excess of cost over book value (see G)	(175,036)		(172,951)
Deferred income taxes (see H)	(114,087)		(296,093)
Deferred employees’ statutory profit sharing (see H)	626		—
Equity method investee (see M)	(140,200)		2,802
Negative goodwill (see I)	(794,107)		(722,854)
Goodwill and indefinite-lived intangible assets (see J)	199,875		190,588
Extinguishment of debt (see K)	(259,561)		(242,263)
Debt issuance costs (see K)	(1,837)		(724)
Labor obligations (see L)	(20,008)		—
U.S. GAAP adjustments attributable to minority interest	(125,677)		(146,984)
Minority interest under Mexican FRS (see B)	(3,068,756)		(2,881,989)
Effects of Bulletin B-15 restatement (see A)	(167,942)		—
Total U.S. GAAP adjustments	(3,972,484)		(3,460,450)
Stockholders’ equity under U.S. GAAP	Ps.	13,929,767	Ps.	15,116,749

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

Balance at December 31, 2006	Ps.	13,929,767
Net purchases and sales of Company’s common stock	(35,430)
Dividends paid	(423,625)
Derivative financial instruments	35,065
Recognition of inflation effects for the year	(832,483)
Labor obligation adjustments (net of income tax)	(18,938)
Foreign currency translation adjustments	354,631
Net income for the year	2,107,762
Balance at December 31, 2007	Ps.	15,116,749

A summary of the Company’s stockholders’ equity after the U.S. GAAP adjustments described above as of December 31, 2006 and 2007 is as follows:

	2006		2007
Capital stock	Ps.	13,317,435	Ps.	13,289,606
Additional paid-in capital	4,741,263		4,731,146
Retained earnings	10,714,403		12,401,056
Accumulated other comprehensive loss	(14,843,334)		(15,305,059)
Total stockholders’ equity under U.S. GAAP	Ps.	13,929,767	Ps.	15,116,749

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

21.                               DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

A)          EFFECTS OF FRS B-15 RESTATEMENT

As disclosed in Note 3-E, the Company restates information from prior periods for comparison purposes to information of the most current period presented, based on a weighted average restatement factor that reflects the relative inflation and currency exchange movements of the countries in which the Company operates. This restatement does not meet the Regulation S-X requirement that the financial statements be stated in the same currency for all periods, because changes in foreign currency exchange rates are included in the restatement factor. The U.S. GAAP adjustments to net income and stockholders’ equity reflect the difference between restating these prior periods, including the U.S. GAAP adjustments, to December 31, 2007 constant pesos utilizing the Mexican NCPI and the weighted average restatement factor. See Note 21-R for summarized financial information prepared on a U.S. GAAP basis restated to December 31, 2007 constant pesos utilizing the Mexican NCPI.

B)            MINORITY INTEREST

Under Mexican FRS, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders’ equity in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

C)            PROPERTY, PLANT AND EQUIPMENT

Mexican FRS allows companies the option of using a specific index, which contemplates inflation and currency exchange movements in the restatement of machinery and equipment and the related depreciation expense if such machinery and equipment is of foreign origin. The Company has elected to apply a specific index to fixed assets of foreign origin for the purposes of determining the restated balances under Mexican FRS. For U.S. GAAP purposes, the use of a specific index, which contemplates currency exchange changes, is not in accordance with the historical cost concept nor does it present financial information in a constant reporting currency. The impact on the net carrying value of fixed assets of restating fixed assets of foreign origin utilizing the Mexican NCPI for U.S. GAAP purposes increases stockholders’ equity as of December 31, 2006 and 2007 by Ps.901,829 and Ps.1,001,647, respectively.

Under Mexican FRS, depreciation on idle equipment is not required if the carrying value is expected to be recovered and is subject to an impairment review. Under U.S. GAAP, these assets should continue to be depreciated and subject to an impairment review. Therefore, the adjustment to property, plant and equipment decreases stockholders’ equity as of December 31, 2006 and 2007 by Ps.207,887 and Ps.220,764, respectively.

Under Mexican FRS, the Company recognized impairment losses in the value of certain idle assets that were not being depreciated. Under U.S. GAAP, no impairment was recognized given that the depreciation of these assets had not ceased; consequently, the carrying value under U.S. GAAP was lower than Mexican FRS and the impairment recognized for Mexican FRS purposes was reversed. Therefore, the adjustment to property, plant and equipment increases stockholders’ equity as of December 31, 2006 and 2007 by Ps.110,793 and Ps.130,311, respectively.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

21.                               DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

D)           PREOPERATING EXPENSES AND OTHER DEFERRED COSTS

As of December 31, 2002, under Mexican FRS, preoperating expenses incurred were permitted to be capitalized and amortized by the Company over the period of time estimated to generate the income necessary to recover such expenses. The Company defined this period as 12 years based on prior experience. Starting January 1, 2003, under Mexican FRS, only preoperating expenses incurred during the development stage are capitalized, whereas preoperating expenses identified as research are expensed as incurred. Additionally, the preoperating expenses capitalized until January 1, 2003 continue to be amortized using the straight-line method over a period not to exceed 12 years. Under U.S. GAAP, such expenses should be treated as period expenses.

The U.S. GAAP equity adjustments of Ps.11,221 and Ps.446 decrease intangible assets presented in the balance sheets as of December 31, 2006 and 2007, respectively.

E)             COMPREHENSIVE FINANCING COSTS

Under Mexican FRS, comprehensive financing costs, including interest expense, foreign exchange gains or losses and monetary position of the related debt for major construction projects, are capitalized as part of the assets during the construction period. Under U.S. GAAP, monetary position and foreign exchange gains and losses on U.S. dollar or other stable currency borrowings are excluded from capitalized interest.

F)             SALE-LEASEBACK TRANSACTION

Under Mexican FRS, a sale-leaseback transaction that involves real estate is recognized with the use of the general criteria established for capital and operating lease transactions. Based upon these criteria, a sale-leaseback of real estate was recorded by the Company as an operating lease. Under U.S. GAAP, Statement of Financial Accounting Standards (“SFAS”) No. 98, such a transaction would be recognized as a financing lease because a continuing involvement from the seller-lessee is present, and consequently, the risks and benefits of the property are not transferred to the buyer-lessor. The U.S. GAAP balance sheet as of December 31, 2006 and 2007 would reflect increases in fixed assets, net, of Ps.44,044 and Ps.7,688 (net of accumulated depreciation of Ps.92,515 and Ps.97,384, respectively), respectively, and debt increases of Ps.136,559 and Ps.105,072, respectively.

During 2007, the Company irrevocably elected to execute the early purchase option on the lease and terminated this arrangement in April 2008.

G)            AMORTIZATION OF EXCESS OF COST OVER BOOK VALUE

Under Mexican FRS, until January 1, 2004, the excess of the purchase price over the proportionate book value of net assets acquired was recorded as “Excess of cost over book value” for all of the Company’s acquisitions, including common control acquisitions. Under U.S. GAAP, transfers and exchanges between enterprises under common control are accounted for on a carry-over basis, and therefore, no such goodwill would be recorded. The U.S. GAAP equity adjustments of Ps.175,036 and Ps.172,951 decrease the excess of cost over book value presented in the balance sheet as of December 31, 2006 and 2007, respectively. There is no net income reconciliation adjustment in 2005, 2006 and 2007, since the Company ceased amortizing goodwill under Mexican FRS with the adoption of FRS B-7.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

21.                               DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

H)           DEFERRED INCOME TAXES AND EMPLOYEES’ STATUTORY PROFIT SHARING

Under Mexican FRS, the Company adopted the provisions of revised FRS D-4 for the recognition of deferred tax assets and liabilities. The accounting treatment of FRS D-4 is in accordance with the comprehensive asset and liability method of SFAS No. 109, “Accounting for Income Taxes”. The U.S. GAAP adjustments to net income and stockholders’ equity reflect the deferred income taxes and employees’ statutory profit sharing generated by the other U.S. GAAP adjustments discussed elsewhere herein. Additionally, during 2006 and 2007, the Company recognized a deferred tax liability of Ps.46,470 and Ps.122,031, respectively, derived from the excess of the amount for financial reporting over the tax basis of the investment in GFNorte.

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

The amounts of deferred income taxes charged or credited to net income for each year under SFAS No. 109 and as set forth in Issue 93-9 of the U.S. Financial Accounting Standards Board’s Emerging Issues Task Force was determined based on the differences between the beginning and ending balances of the deferred tax assets or liabilities for each period, expressed in Mexican pesos of constant purchasing power.

Income tax expense:

The domestic and foreign components of income before taxes and minority interest reported under Mexican FRS were as follows:

	Years ended December 31,
	2005		2006		2007
Domestic	Ps.	708,624	Ps.	1,046,635	Ps.	2,151,090
Foreign	1,224,685		1,069,597		1,153,229
	Ps.	1,933,309	Ps.	2,116,232	Ps.	3,304,319

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

21.                               DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

Provisions for domestic federal, foreign federal and state income taxes in the Mexican FRS consolidated statements of income consisted of the following components:

	Years ended December 31,
	2005		2006		2007
Current:
Domestic federal	Ps.	182,199	Ps.	165,344	Ps.	390,074
Foreign federal	359,627		160,025		205,682
Foreign state	35,962		30,480		31,919
	Ps.	577,788	Ps.	355,849	Ps.	627,675

Deferred:
Domestic federal	Ps.	(71,648)	Ps.	121,915	Ps.	265,820
Foreign federal	(77,991)		(51,802)		30,358
Foreign state	(21,154)		6,208		1,857
	Ps.	(170,793)	Ps.	76,321	Ps.	298,035
Total income taxes	Ps.	406,995	Ps.	432,170	Ps.	925,710

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and liabilities at December 31, 2006 and 2007, were as follows:

2006	2007
Deferred tax assets:
Net operating loss carryforwards and other tax credits (a)	Ps.	393,355	Ps.	188,593
Accrued liabilities	241,520	205,881
Intangible assets (b)	63,709	38,693
Other	178,576	128,593
Total gross deferred tax assets	877,160	561,760

Deferred tax liabilities:

Property, plant and equipment, net (c)	1,820,004	1,855,951
Inventories	255,481	164,631
Investment in partnership and equity method investee	627,282	729,064
Other assets	87,785	114,021
Total gross deferred tax liabilities	2,790,552	2,863,667

Net deferred tax liability under U.S. GAAP	1,913,392	2,301,907
Net deferred tax liability under Mexican FRS	1,799,305	2,005,814
Adjustment for U.S. GAAP	Ps.	114,087	Ps.	296,093

(a)          Includes valuation allowance of Ps.89,541 and Ps.103,829  as of December 31, 2006 and 2007, respectively, since no sufficient evidence is available that these tax loss carryforwards will be realizable.

(b)         Reflects a prepaid asset resulting from an intercompany transaction.

(c)          Principally due to the differences between restated book and tax basis, including depreciation and capitalized interest.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

21.                               DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

A summary of the deferred tax liability (asset) balances on a U.S. GAAP basis is as follows:

	2006		2007
Current:
Deferred tax asset	Ps.	(414,493)	Ps.	(334,474)
Deferred tax liability	255,481		164,631
	(159,012)		(169,843)
Non-current:
Deferred tax asset	(457,064)		(227,286)
Deferred tax liability	2,529,468		2,699,036
	2,072,404		2,471,750
Total	Ps.	1,913,392	Ps.	2,301,907

The provision for income tax on a U.S. GAAP basis was as follows:

	2005		2006		2007

Current	Ps.	(567,045)	Ps.	(351,607)	Ps.	(627,675)
Deferred	112,610		(175,508)		(475,864)
	Ps.	(454,435)	Ps	(527,115)	Ps.	(1,103,539)

Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), was issued in July 2006 and interprets FASB Statement of Financial Accounting Standards (SFAS) No. 109. FIN 48 became effective for the Company on January 1, 2007 and prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company classifies income tax-related interest and penalties as income taxes in the financial statements.

The adoption of this pronouncement had no significant effect on the Company’s overall financial position or results of operations.

As of December 31, 2007 the Company presented a liability for unrecognized tax benefits of Ps.89,304, which included interest and penalties. The following table presents a reconciliation of the Company’s unrecognized tax benefits, excluding interest and penalties (primarily related to the U.S. operations):

Unrecognized tax benefits, at beginning of period	Ps.	58,608
Increase as a result of tax positions taken in 2007	26,306
Decrease as a result of tax positions taken in previous years	(1,813)
Unrecognized tax benefits, at end of period	Ps.	83,101

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

21.                               DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

It is expected that the amount of unrecognized tax benefits will change in the next 12 months; however, the Company does not expect the change to have a significant impact on its consolidated financial position or results of operations. The Company had accrued interest and penalties, net of tax benefit of approximately Ps.5,558 and Ps.6,203 related to unrecognized tax benefits for fiscal 2006 and 2007, respectively.

The following years remain open to examination and adjustment by the Company’s major tax jurisdictions: United States – 2004 and all following years; Mexico – 2002 and all following years; and Venezuela – 2003 and all following years.

I)                NEGATIVE GOODWILL

Under Mexican FRS, until January 1, 2004, the excess of the net book value of identifiable assets acquired over their purchase price was recorded as “Excess of book value over cost of subsidiaries acquired, net” and was permitted to be amortized over a period of time not to exceed five years.

Under U.S. GAAP, the excess of the fair value over the net book value of acquired identifiable assets is allocated to the book value of the non-monetary assets acquired. Once the book value has been reduced to zero, any unallocated amounts are recorded in earnings.

As of December 31, 2006 and 2007, the U.S. GAAP equity adjustments of Ps.794,107 and Ps.722,854 respectively, decreased the net fixed assets in the same amounts.

J)               GOODWILL AND INDEFINITE-LIVED INTANGIBLE ASSETS

Under U.S. GAAP, effective January 1, 2002, the Company adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). Under SFAS No. 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed for impairment on an annual basis at the reporting unit level.

Under Mexican FRS, until January 1, 2003, all intangible assets were amortized over their estimated useful life. FRS C-8, “Intangible Assets”, was adopted starting January 1, 2003, and consequently, certain intangible assets (excluding goodwill) were recognized as having indefinite lives and were no longer amortized. Accordingly, amortization of indefinite-lived intangible assets ceased in 2002 for U.S. GAAP and in 2003 for Mexican FRS. As mentioned in Note 3-K, starting January 1, 2004, under Mexican FRS goodwill should no longer be amortized, but subject to annual impairment tests. Accordingly, goodwill amortization ceased in 2002 for U.S. GAAP and in 2004 for Mexican FRS.

As mentioned in Note 8, during 2006 the Company recognized in income an impairment loss for certain intangible assets. Under U.S. GAAP, the carrying value of these assets is higher by Ps.6,540.

The U.S. GAAP equity adjustments of Ps.199,875 and Ps.190,588 increased the excess of cost over book value in Ps.197,152 and Ps.187,897 and intangible assets in Ps.2,723 and Ps.2,691 as of December 31, 2006 and 2007, respectively, as a result of the above items.

K)           EXTINGUISHMENT OF DEBT

In December 2004, the Company issued perpetual notes for a total of Ps.3,276,000 (U.S. $300,000 thousand) which pay interest quarterly at a 7.75% annual rate. The proceeds were used mainly to repay U.S.$200 million of the 7.625% senior unsecured notes due October 2007. For the early redemption of the senior unsecured notes, the Company paid a premium of Ps.276,879. Under Mexican FRS, this premium was recognized in intangible assets as debt issuance costs of the perpetual notes and amortized using the straight-line method over a period of 20 years.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

21.                               DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

Under U.S. GAAP, this premium was recognized in income. The perpetual notes represented a new debt instrument, since the exchange was not done with the holders of the old senior unsecured notes. In addition, under U.S. GAAP, all previously unamortized debt issuance costs related to the old senior unsecured notes was also written off.

In July 2005 the Company obtained a U.S.$250,000 thousand, five-year credit facility, at LIBOR plus 40 basis points for the first year and LIBOR plus 37.5 and 45 basis points for the following years depending on the Company’s leverage. The Company incurred debt issuance costs of Ps.7,849 related to the new debt. The proceeds were used to repay U.S.$250 million debt which would mature between 2008 and 2009. At the redemption date, the Company had Ps.11,271 of unamortized debt issuance costs related to this debt. Under Mexican FRS, the unamortized debt issuance costs related to the old debt will continue to be amortized throughout the maturity of the new debt as it has been considered a refinancing of the old debt under FRS C-9. Debt issuance costs incurred with the issuance of the new debt have been expensed.

Under U.S. GAAP, the unamortized debt issuance costs related to the old debt that was redeemed have been written off and the debt issuance costs incurred with the issuance of the new debt have been capitalized as they relate to a new debt instrument with a different creditor.

L)             LABOR OBLIGATIONS

Under U.S. GAAP, on December 31, 2006 the Company adopted the recognition and disclosure provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS No. 158”). SFAS No. 158 requires the Company to recognize the funded status (i.e. the difference between the fair value of plan assets and the benefit obligations) of its defined benefit pension and other postretirement plans in the Company’s consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (“AOCI”), net of tax. The adjustment to AOCI represents primarily deferred actuarial losses, which were previously netted against the plans’ funded status in the balance sheet pursuant to the provisions of SFAS No. 87, “Employers’ Accounting for Pensions”, SFAS No. 106, “Employers’ Accounting for Postretirement Benefits other than Pensions”, and SFAS No. 112, “Employers’ Accounting for Postemployment Benefits”. These amounts will continue to be amortized and recognized as a component of future net periodic benefit cost.

In addition, SFAS No. 158 requires that companies using a measurement date for their defined benefit pension plans and other postretirement plans other than their fiscal year-end change to a fiscal year-end measurement date effective for years ending after December 15, 2008. The Company’s measurement date for its plans is and has been the same as the Company’s fiscal year-end.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

21.                               DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

The incremental effects of adopting SFAS No. 158 on the Company’s consolidated balance sheet at December 31, 2006, are presented in the following table. The adoption of SFAS No. 158 had no effect on the Company’s consolidated statement of income or the Company’s consolidated statement of comprehensive income for the year ended December 31, 2006.

	Balance under U.S. GAAP
	Before application of SFAS No. 158		Effect of adopting SFAS No. 158		After application of SFAS No. 158
Other liabilities	Ps.	634,541	Ps.	19,769	Ps.	654,310
Deferred income taxes	1,896,133		(5,535)		1,890,598
Total liabilities	13,937,729		14,234		13,951,962
Accumulated other comprehensive loss, net of tax	(14,829,095)		(14,234)		(14,843,329)
Total stockholders’ equity	13,943,996		(14,234)		13,929,762

Included in accumulated other comprehensive income at December 31, 2006 and 2007 are the following amounts that have not yet been recognized in net periodic pension cost:

	2006		2007
Unamortized items (*)	Ps.	14,234	Ps.	33,172
	(net of income tax of Ps.5,535)		(net of income tax of Ps.12,900)

(*)         Comprised of cumulative actuarial losses, net transition liability and prior service cost.

The estimated amount of cumulative net gain that is expected to be amortized from accumulated other comprehensive loss into net periodic pension cost over the next fiscal year is Ps.2,168.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

21.                               DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

Amounts recognized in other comprehensive income for the year 2007 included the following components:

	Before tax		Tax effect		After tax
Accumulated other comprehensive income at beginning of plan year	Ps.	(19,769)	Ps.	(5,535)	Ps.	(14,234)

Reclassification adjustment for items included in net income:
Net cumulative losses	2,087		584		1,503
Net transition liability	1		—		1
Prior service cost	79		22		57

Items arising during the year:
Net cumulative gain (losses)	(28,366)		(7,942)		(20,424)
Net transition liability	(10)		(3)		(7)
Prior service cost	(94)		(26)		(68)

Accumulated other comprehensive income at end of plan year	Ps.	(46,072)	Ps.	(12,900)	Ps.	(33,172)

M)        SUPPLEMENTAL BALANCE SHEET INFORMATION

•                  Securities of related parties:

The investment in common stock of GFNorte is accounted for under the equity method, since the Company has significant influence over the investee due to its representation on the Board of Directors of GFNorte and the equity interest of the Company’s principal shareholder in GFNorte. The effect of applying U.S. GAAP adjustments to the equity investment has been included in the Company’s U.S. GAAP reconciliation.

As mentioned in Note 6, during 2006 and 2007 the Company sold 17,224,100 and 27,835,900 shares from its investment in GFNorte, respectively. Under Mexican FRS, the Company recognized a net gain of Ps.399,639 and Ps.847,175 from this sale in 2006 and 2007, respectively. Considering the carrying value of the investment in GFNorte under U.S. GAAP, the net gain from this sale amounted to Ps.410,449 and Ps.860,456, respectively.

During 2006 and 2007, the Company received dividends from GFNorte amounting to Ps.81,851 and Ps.79,200, respectively.

Under both Mexican and U.S. GAAP, the Company recognized goodwill for the acquisition of GFNorte in 1992. Under U.S. GAAP, effective January 1, 2002, with the adoption of SFAS No. 142, goodwill was no longer amortized. The amount of such remaining goodwill is Ps.38,690. Under Mexican FRS, goodwill was fully amortized by December 31, 2002.

The Company’s investment in GFNorte had a market value of Ps.7,846,016, based on the quoted market price at December 31, 2007.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

21.                               DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

Condensed financial information under Mexican Banking GAAP for GFNorte as of and for the years ended December 31 is as follows:

	Amounts in millions of Mexican pesos of constant purchasing power as of December 31, 2007
	2006		2007
Cash and cash equivalents	Ps.	45,054	Ps.	41,610
Investment securities	29,441		19,462
Net loan portfolio	143,964		192,746
Property, furniture and equipment, net	6,899		8,098
Total assets	250,990		287,283
Deposits	175,860		203,307
Bank and other entity loans – current	7,153		11,927
Bank and other entity loans – non-current	10,337		10,796
Total liabilities	222,964		253,127
Majority interest	26,580		32,489
Minority interest	1,446		1,667

	Amounts in millions of Mexican pesos of constant purchasing power as of December 31, 2007
	2005		2006		2007
Interest income	Ps.	38,030	Ps.	36,120	Ps.	40,585
Interest expense	(23,703)		(21,256)		(22,838)
Income before minority interest	6,600		6,474		7,136
Net income	6,261		6,255		6,810

•                  Other current liabilities:

Included within accrued liabilities and other payables as of December 31, 2006 and 2007 are accrued compensation costs (Ps.476,135 and Ps.509,352 in 2006 and 2007, respectively) and a short-term note payable (Ps.347,118 in 2007).

•                  Other stockholders’ equity:

Included within retained earnings as of December 31, 2006 and 2007 are undistributed earnings of GFNorte amounting to Ps.2,287,142 and Ps.2,430,794, respectively.

•                  Computer software:

Depreciation expense for the years ended December 31, 2005, 2006 and 2007 amounted to Ps.86,360, Ps.69,782 and Ps.36,216, respectively, on capitalized computer software cost. Unamortized software costs included as of December 31, 2006 and 2007 totaled Ps.87,318 and Ps.45,665.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

21.                               DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

N)           SUPPLEMENTAL INCOME STATEMENT INFORMATION

•                  Advertising costs:

Advertising costs, included in selling, general and administrative expenses, are expensed when the advertising first takes place. Advertising expense was Ps.810,119, Ps.911,872 and Ps.872,610 for the years ended December 31, 2005, 2006 and 2007, respectively. The Company had Ps.124,754 and Ps.24,495 of prepaid advertising costs reported as prepaid expenses as of December 31, 2006 and 2007, respectively.

•                  Shipping and handling costs:

Shipping and handling costs are included in selling, general and administrative expenses and amounted to Ps.1,618,583, Ps.1,886,327 and Ps.1,975,231 for the years ended December 31, 2005, 2006 and 2007.

•                  Operating income:

Under U.S. GAAP, certain other income items included in the Mexican FRS financial statements of the Company, such as employees’ statutory profit sharing and amortization of other deferred costs would be included in the determination of operating income. For the years ended December 31, 2005, 2006 and 2007, these items amounted to Ps.74,963, Ps.93,491 and Ps.52,845, respectively.

•                  Consumer and trade sales promotion expenses

Under U.S. GAAP, the Company has classified certain consumer and trade sales promotion expenses, such as coupon redemption costs, cooperative advertising programs, new product introduction fees, feature price discounts and in-store display incentives as a reduction of revenue. For the years ended December 31, 2005, 2006 and 2007 these items amounted to Ps.226,023, Ps.279,635 and Ps.388,839, respectively.

•                  Other

During 2006, the Company recognized an impairment charge at its subsidiary Molinera de México, related to property, plant and equipment and certain intangibles totaling Ps.343,608. Molinera de México, which is included in the “Other” segment, has faced market pressures in Mexico.

O)           SUPPLEMENTAL CASH FLOW INFORMATION

Mexican FRS B-12 specifies the appropriate presentation of the statements of changes in financial position. Under FRS B-12, the sources and uses of resources are determined based upon the differences between beginning and ending financial statement balances in Mexican pesos of constant purchasing power. Under U.S. GAAP, a statement of cash flow is required, which presents only cash movements and excludes non-cash items.

The following presents a price-level adjusted statement of cash flows, after considering the impact of U.S. GAAP adjustments in conformity with the AICPA SEC Regulations Committees’ International Practice Task Force recommendation.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

21.                               DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

	Years ended December 31,
	2005		2006		2007
Operating activities:
Net income	Ps.	1,285,503	Ps.	1,502,867	Ps.	2,107,762
Minority interest	141,315		62,153		118,479
Consolidated income	1,426,818		1,565,020		2,226,241
Adjustments to reconcile net income to resources provided by operating activities:
Monetary position gain	(324,946)		(332,530)		(558,500)
Depreciation and amortization	1,174,020		1,241,875		1,158,976
Impairment of long-lived assets	18,405		468,473		119,211
Allowance for doubtful accounts	34,712		79,398		42,336
Equity in earnings of associated companies	(677,593)		(616,872)		(688,950)
Seniority premium and other long-term accrued liabilities	47,534		9,354		21,263
Net gain from sale of subsidiaries’ shares	—		(143,157)		(75,718)
Net gain from sale of associated company’s shares	—		(405,559)		(860,456)
Loss in sale of fixed assets	14,235		5,935		49,847
Change in fair value of derivative financial instruments	(2,158)		294		52,442
Retirement benefits at the end of the labor relationship	81,004		—		—
Deferred income taxes and employees’ statutory profit sharing	(143,330)		158,383		459,214
	1,648,701		2,030,614		1,945,906
Changes in working capital:
Restricted cash	521		—		—
Accounts receivable, net	(310,598)		(1,401,667)		(654,980)
Inventories	84,997		137,865		(2,166,018)
Prepaid expenses	(38,760)		(57,120)		45,984
Trade accounts payable	582,937		257,480		498,656
Accrued liabilities and other payable	(434,448)		689,653		121,362
Income taxes and employees’ statutory profit sharing	(14,314)		4,444		31,776
	(129,665)		(369,345)		(2,123,220)
Net cash provided by (used in) operating activities	1,519,036		1,661,269		(177,314)

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

21.                               DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

	Years ended December 31,
	2005		2006		2007
Investing activities:
Purchases of property, plant and equipment	(1,385,819)		(2,304,890)		(2,221,326)
Purchases of new facilities, net of cash	(682,194)		(592,035)		—
Proceeds from sale of property, plant and equipment	172,707		770,794		192,972
Deferred assets	(22,597)		(16,284)		(16,487)
Dividends received from associated company	74,914		80,878		79,200
Proceeds from sale of subsidiaries’ shares	—		143,157		167,420
Proceeds from sale of associated company’s shares	—		610,989		1,267,353
Other	(32,186)		(157,840)		16,260
Net cash used in investing activities	(1,875,175)		(1,465,231)		(514,608)
Financing activities:
Proceeds from bank loans and long-term debt	2,891,369		2,672,124		4,552,391
Repayment of bank loans and long-term debt	(2,082,246)		(3,176,593)		(3,151,536)
Repayment of long-term note payable	—		(50,025)		(50,666)
Proceeds from stock issuance	—		1,191,294		—
Contributions (distributions) by minority interest	(1,619)		97,558		(21,191)
Net purchases-sales of Company’s common stock	23,760		2,712		(365)
Derivative financial instruments	(31,090)		16,966		—
Dividends paid	(577,524)		(684,258)		(627,264)
Other	(5,296)		12,495		(74,261)
Net cash provided by financing activities	217,354		82,273		627,108
Effect of inflation on cash and cash equivalents	(52,604)		(39,162)		(46,503)
Net increase (decrease) in cash and cash equivalents	(191,389)		239,149		(111,317)
Cash and cash equivalents at beginning of year	544,485		353,096		592,245
Cash and cash equivalents at end of year	Ps.	353,096	Ps.	592,245	Ps.	480,928

In August 2005, there was a non-cash transaction of Ps.459,586 related to notes payable issued by a subsidiary for the acquisition of certain businesses.

Net cash flow from operating activities reflects cash payments for interest and income taxes as follows:

	Years ended December 31,
	2005		2006		2007
Interest paid	Ps.	629,680	Ps.	701,693	Ps.	544,700
Income and asset taxes paid	664,334		357,874		687,819

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

21.                               DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

For U.S. GAAP purposes, cash equivalents represent those highly liquid instruments purchased with an original maturity of three months or less. The aforementioned differ from the Company’s cash equivalents accounting policy under Mexican FRS; however, as of December 31, 2005, 2006 and 2007 the Company had no investments with original maturities over three months, so no reclassifications were needed.

P)             COMPREHENSIVE INCOME

Comprehensive income is as follows:

	Years ended December 31,
	2005		2006		2007
Net income under U.S. GAAP	Ps.	1,285,503	Ps.	1,502,867	Ps.	2,107,762
Other comprehensive loss, net of taxes:
Deficit from restatement	21,842		(27,189)		(832,483)
Derivative financial instruments	(21,772)		6,549		35,065
Labor obligations adjustments, net of income tax (a)	—		—		(20,499)
Foreign currency translation adjustments	(511,469)		405,485		354,631
Comprehensive income under U.S. GAAP	Ps.	774,104	Ps.	1,887,712	Ps.	1,644,476

(a)          Excludes amortization of net cumulative losses, net transition liability and prior service cost, reported in net income.

Foreign currency translation adjustments are presented net of tax expense (benefit) of Ps.82,840, Ps.(21,568) and Ps.(15,417) for the years ended December 31, 2005, 2006 and 2007, respectively.

The components of accumulated other comprehensive loss were as follows as of December 31, 2006 and 2007:

	Foreign currency translation adjustments		Derivative financial instruments		Deficit from restatement		Labor obligations adjustments, net of income tax		Accumulated other comprehensive loss
Balance at December 31, 2005	Ps.	263,386	Ps.	95	Ps.	(15,477,426)	Ps.	—	Ps.	(15,213,945)

Impact of adoption of SFAS No. 158	—		—		—		(14,234)		(14,234)

Current period changes	405,485		6,549		(27,189)		—		384,845

Balance at December 31, 2006	668,871		6,644		(15,504,615)		(14,234)		(14,843,334)

Current period changes	354,631		35,065		(832,483)		(18,938)		(461,725)

Balance at December 31, 2007	Ps.	1,023,502	Ps.	41,709	Ps.	(16,337,098)	Ps.	(33,172)	Ps.	(15,305,059)

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

21.                               DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

Q)    VALUATION AND QUALIFYING ACCOUNTS

The valuation and qualifying accounts are as follows:

Allowance for doubtful accounts:

For the year ended December 31,	Balance at beginning of year		Additions charged to costs and expenses		Deductions		Balance at year-end
2005	Ps.	125,668	Ps.	35,370	Ps.	(4,714)	Ps.	156,324
2006	156,324		80,355		(21,579)		215,100
2007	215,100		42,336		(23,703)		233,733

R)            RESTATEMENT TO CONSTANT PESOS

The following table presents condensed financial information prepared on a U.S. GAAP basis restated to December 31, 2007 constant pesos utilizing the Mexican NCPI. As disclosed in Note 3-E, under FRS B-15, the Company restated prior year balances utilizing weighted average restatement factors. The difference in the factors applied to restate prior year information to December 31, 2007 constant pesos utilizing the Mexican NCPI were:

Year	Factor
2005	0.98141
2006	0.98809

Condensed consolidated balance sheets as of December 31 are as follows:

	Expressed in Thousands of Constant Mexican Pesos as of December 31, 2007
	2006		2007
Total current assets	Ps.	10,207,512	Ps.	11,865,920
Property, plant and equipment	15,425,649		16,467,129
Total assets	31,038,108		33,880,390
Short-term debt	942,864		1,046,145
Long-term debt	5,924,119		6,913,173
Total liabilities	13,951,962		15,734,668
Minority interest	3,156,379		3,028,973
Total stockholders’ equity	13,929,767		15,116,749

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

21.                               DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

Condensed consolidated statements of income for the years ended December 31 are as follows:

	Expressed in Thousands of Constant Mexican Pesos as of December 31, 2007
	2005		2006		2007
Net sales	Ps.	28,578,636	Ps.	31,530,165	Ps.	35,427,207
Gross profit	9,777,880		10,803,692		11,228,924
Operating income	1,548,550		1,753,111		1,824,882
Majority net income	1,285,503		1,502,867		2,107,762

S)             RECENTLY ISSUED ACCOUNTING STANDARDS

Fair value measurements (FASB Statement No. 157):

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The statement does not require any new fair value measures. The statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt SFAS No. 157 beginning on January 1, 2008. SFAS No. 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In February 2008, the FASB approved FASB Staff Position FAS 157-2 (“FSP 157-2”) that permits companies to partially defer the effective date of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. FSP 157-2 did not permit companies to defer recognition and disclosure requirements for financial assets and financial liabilities or for nonfinancial assets and nonfinancial liabilities that are re-measured at least annually. The Company is currently evaluating the impact that SFAS No.157 will have on its results of operations and financial position.

The fair value option for financial assets and financial liabilities, including an amendment of FASB Statement No. 115 (FASB Statement No.159):

In February 2007 the FASB published SFAS No. 159, “The Fair Value Option for Financial Assets and Financial liabilities.” This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value nor does it establish requirements for recognizing and measuring dividend income, interest income, or interest expense. This statement also does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157, “Fair Value Measurements”, and SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”. SFAS No. 159 will be effective for all fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this Statement to have a material impact on its financial position or results of operations.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

21.                               DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

Business combinations (FASB Statement No. 141(R)):

In December 2007, the FASB issued Statement of Financial Accounting Standards (“FAS”) No. 141 (revised 2007), “Business Combinations” (“FAS 141(R)”) which replaces FAS No.141, “Business Combination”. FAS 141(R) retains the underlying concepts of FAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but FAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. FAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. FAS 141(R) amends FAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of FAS 141(R) would also apply the provisions of FAS 141(R). Early adoption is not allowed. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

Non-controlling Interests in Consolidated Financial Statements (FASB Statement No. 160):

In December 2007, the FASB issued Statement of Financial Accounting Standards (“FAS”) No. 160, “Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB 51” (“FAS 160”). FAS 160 amends ARB 51 to establish new standards that will govern the accounting for and reporting of (1) non-controlling interest in partially-owned consolidated subsidiaries and (2) the loss of control of subsidiaries. FAS 160 is effective on a prospective basis for all fiscal years, and interim periods within those fiscal years beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which will be applied retrospectively. Early adoption is not allowed. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (FASB Statement No. 161):

On March 19, 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“FAS 161”). This new standard requires enhanced disclosures for derivative instruments, including those used in hedging activities. It is effective for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

The Hierarchy of Generally Accepted Accounting Principles (FASB Statement No. 162):

In May 2008, the FASB issued Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“FAS 162”), which identifies the sources of accounting principles and the framework for selecting principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States. This statement is not expected to result in a change in current practice.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2007, except where otherwise indicated)

21.                               DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

Amendment of FASB Interpretation No. 39 (FSP FIN 39-1):

In April 2007, the FASB issued FASB Staff Position (“FSP”) FIN 39-1, which amends certain aspects of FASB Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts - an interpretation of APB Opinion No. 10 and FASB Statement No. 105” (“FSP FIN 39-1”). FSP FIN 39-1 amends paragraph 10 of FIN 39 to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts, including amounts that approximate fair value, recognized for derivative instruments executed with the same counterparty under the same master netting arrangement. Derivative instruments permitted to be netted for the purposes of the FSP include those instruments that meet the definition of a derivative in FASB Statement No. 133, Accounting for Derivative Financial Instruments and Hedging Activities, including those that are not included in the scope of Statement 133 (for example, a financial guarantee, weather derivatives, etc.). The decision to apply the guidance of the FSP FIN 39-1 is an accounting policy decision and should be consistently applied.

The FSP is effective for fiscal years beginning after November 15, 2007, with early application permitted. A reporting entity should recognize the effects of applying this FSP as a change in accounting principle through retrospective application for all financial statements presented. If it is impractical to apply the guidance in this FSP retrospectively to all financial statements presented, the reporting entity should disclose why it is impractical and apply the guidance in this FSP retrospectively for as many consecutive prior financial statements as practical. Upon adoption of this FSP, a reporting entity is permitted to change its accounting policy to offset or not offset fair value amounts recognized for derivative instruments under master netting arrangements. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

Determination of the useful life of intangible assets (FSP FAS 142-3):

In April 2008, the FASB issued FASB Staff Position FSP FAS 142-3, “Determination of the useful life of intangible assets”, which amends FASB Statement No. 142, “Goodwill and Other Intangible Assets”, to provide guidance on the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement No. 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), “Business Combinations”, and other U.S. generally accepted accounting principles (GAAP).

This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset of this FSP shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

Grupo Financiero Banorte, S.A.B. de C.V. and Subsidiaries

Consolidated Financial Statements for the Years Ended December 31, 2007, 2006 and 2005, and Report of Independent Registered Public Accounting Firm dated February 25, 2008 and May 9, 2008 as to Notes 40 and 41

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Grupo Financiero Banorte, S.A.B. de C.V.

Monterrey, N.L.

We have audited the accompanying consolidated balance sheets of Grupo Financiero Banorte, S.A.B. de C.V. and Subsidiaries (the “Financial Group”) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2007, all expressed in millions of Mexican pesos of purchasing power of December 31, 2007. These consolidated financial statements are the responsibility of the Financial Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Grupo Financiero Banorte, S.A.B. de C. V. and Subsidiaries as of December 31, 2007 and 2006, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2007, in conformity with the accounting practices prescribed by the Mexican National Banking and Securities Commission.

Accounting practices prescribed by the Commission vary in certain significant respects from Mexican Financial Reporting Standards. The application of the latter would have affected the determination of stockholders’ equity and net income as of and for the years ended December 31, 2007 and 2006, to the extent summarized in Note 40.

Accounting practices prescribed by the Commission also vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of stockholders’ equity as of December 31, 2007 and 2006 and net income for each of the three years in the period ended December 31, 2007, to the extent summarized in Note 41.

The accompanying consolidated financial statements have been translated into English for the convenience of users.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu

C.P.C. Carlos A. García Cardoso

Monterrey, N.L., México

February 25, 2008

May 9, 2008 as to Notes 40 and 41

GRUPO FINANCIERO BANORTE, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2007 AND 2006

(In millions of Mexican pesos of purchasing power of December 31, 2007)

	2007		2006
ASSETS

CASH AND CASH EQUIVALENTS	Ps.	41,610	Ps.	45,054

INVESTMENTS IN SECURITIES
Trading securities	7,754		17,396
Available for sale securities	10,948		7,091
Held to maturity securities	760		4,954
	19,462		29,441

SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
Debtor balances under repurchase and resale agreements	58		26
Derivative financial instruments	2,302		2,168
	2,360		2,194

CURRENT LOAN PORTFOLIO
Commercial loans
Business loans	98,091		80,946
Loans to financial institutions	13,158		2,464
Government loans	17,948		11,194
Consumer loans	27,225		21,505
Housing mortgage loans	37,216		28,857
TOTAL CURRENT LOAN PORTFOLIO	193,638		144,966

PAST-DUE LOAN PORTFOLIO
Commercial loans
Business loans	927		758
Consumer loans	1,109		632
Housing mortgage loans	858		748
TOTAL PAST-DUE LOAN PORTFOLIO	2,894		2,138

LOAN PORTFOLIO	196,532		147,104
(Minus) Allowance for loan losses	(3,786)		(3,140)
LOAN PORTFOLIO, net	192,746		143,964
ACQUIRED LOAN PORTFOLIOS	3,660		4,617

TOTAL LOAN PORTFOLIO, net	196,406		148,581

OTHER ACCOUNTS RECEIVABLE, net	7,617		8,249
MERCHANDISE INVENTORY	7		84
FORECLOSED ASSETS, net	385		393
PROPERTY, FURNITURE AND FIXTURES, net	8,098		6,899
PERMANENT STOCK INVESTMENTS	2,590		2,544
DEFERRED TAXES, net	214		—

OTHER ASSETS
Other assets, deferred charges and intangible assets	8,534		7,551

TOTAL ASSETS	Ps.	287,283	Ps.	250,990

MEMORANDUM ACCOUNTS (Note 33)

These balance sheets, consolidated with those of the financial entities and other companies that form part of the Financial Group and are consolidated, were prepared according to Accounting Principles applicable to Financial Service Holding Companies issued by the National Banking and Securities Commission according to Article 30 of the Law of Financial Institutions.  Such principles are consistently applied in the financial statements, which are presented according to sound practices and applicable legal and administrative provisions and reflect all the operations conducted by the Financial Group, its financial service subsidiaries and the other companies that form part of the Financial Group and are consolidated as of the balance sheet dates above.

“The stockholders’ equity amounts to Ps. 7,009 (nominal value).”

The accompanying Consolidated Balance Sheets have been approved by the Board of Directors in accordance with the responsibility assigned to them.

The attached notes are an integral part of these consolidated balance sheets.

	2007		2006
LIABILITIES

DEPOSITS
Demand deposits	Ps.	111,080	Ps.	99,002
Time deposits
General public	79,408		72,236
Money market	12,819		4,622
	203,307		175,860

BANK AND OTHER LOANS
Demand loans	871		1,026
Short-term loans	11,056		6,127
Long-term loans	10,796		10,337
	22,723		17,490

OVERNIGHT SECURITIES	10		1,810

SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
Creditor balances under repurchase and resale agreements	515		244
Derivative financial instruments	2,435		3,689
	2,950		3,933

OTHER PAYABLES
Income taxes and employee profit sharing	2,212		1,390
Sundry creditors and other payables	10,888		9,755
	13,100		11,145

SUBORDINATED DEBENTURES	10,210		11,761
DEFERRED TAXES, net	—		338
DEFERRED CREDITS AND ADVANCED COLLECTIONS	827		627

TOTAL LIABILITIES	253,127		222,964

STOCKHOLDERS’ EQUITY

PAID-IN CAPITAL
Common stock	11,965		12,020
Additional paid-in capital	1,272		1,862
	13,237		13,882

OTHER CAPITAL
Capital reserves	2,452		2,140
Retained earnings from prior years	21,379		16,417
Insufficiency in restated stockholders’ equity	(6,380)		(6,380)
Effect of holding non-monetary assets	(5,009)		(5,734)
Net income	6,810		6,255
	19,252		12,698
MINORITY INTEREST IN STOCKHOLDERS’ EQUITY	1,667		1,446
TOTAL STOCKHOLDERS’ EQUITY	34,156		28,026

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	Ps.	287,283	Ps.	250,990

Ing. Luis Peña Kegel Chief Executive Officer		Ing. Sergio García Robles Gil Managing Director - CFO

C.P. Román Martínez Méndez Managing Director - Audit	Lic. Jorge Eduardo Vega Camargo Executive Director Controller	C.P.C. Nora Elia Cantú Suárez Executive Director Accounting

GRUPO FINANCIERO BANORTE, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(In millions of Mexican pesos of purchasing power of December 31, 2007)

	2007		2006		2005
Interest income	Ps.	40,585	Ps.	36,120	Ps.	38,030
Interest expense	(22,838)		(21,256)		(23,703)
Monetary position loss, net	(363)		(350)		(159)
FINANCIAL MARGIN	17,384		14,514		14,168

Provision for loan losses	(2,646)		(1,530)		(1,169)
FINANCIAL MARGIN AFTER PROVISION FOR LOAN LOSSES	14,738		12,984		12,999

Commission and fee income	7,693		6,324		5,690
Commission and fee expense	(1,086)		(920)		(643)
Brokerage revenues	1,292		1,781		1,120
	7,899		7,185		6,167
NET OPERATING REVENUES	22,637		20,169		19,166

Administrative and promotional expenses	(14,432)		(13,157)		(12,478)
OPERATING INCOME	8,205		7,012		6,688

Other income	2,835		3,192		4,120
Other expenses	(968)		(905)		(1,997)
	1,867		2,287		2,123
INCOME BEFORE INCOME TAXES AND EMPLOYEE PROFIT SHARING	10,072		9,299		8,811

Current income taxes and employee profit sharing	(3,780)		(3,098)		(2,523)
Deferred Income taxes and employee profit sharing	487		(355)		(42)
	(3,293)		(3,453)		(2,565)

INCOME BEFORE EQUITY IN EARNINGS OF SUBSIDIARIES AND ASSOCIATED COMPANIES	6,779		5,846		6,246

Equity in earnings of subsidiaries and associated companies	357		628		354

NET EARNINGS BEFORE MINORITY INTEREST	7,136		6,474		6,600

Minority interest	(326)		(219)		(339)

NET INCOME	Ps.	6,810	Ps.	6,255	Ps.	6,261

These statements of income, consolidated with those of the financial entities and other companies that form part of the Financial Group and are consolidated, were prepared according to Accounting Principles applicable to Financial Service Holding Companies issued by the National Banking and Securities Commission according to Article 30 of the Law of Financial Institutions.  Such principles are consistently applied in the financial statements, which are presented according to sound practices and applicable legal and administrative provisions and reflect all the operations conducted by the Financial Group, its financial service subsidiaries and the other companies that form part of the Financial Group and are consolidated as of the income statement dates above.

The accompanying consolidated statements of income have been approved by the Board of Directors in accordance with the responsibility assigned to them.

The attached notes are an integral part of these consolidated income statements.

Ing. Luis Peña Kegel Chief Executive Officer		Ing. Sergio García Robles Gil Managing Director - CFO

C.P. Román Martínez Méndez Managing Director - Audit	Lic. Jorge Eduardo Vega Camargo Executive Director Controller	C.P.C. Nora Elia Cantú Suárez Executive Director Accounting

GRUPO FINANCIERO BANORTE, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(In millions of Mexican pesos of purchasing power of December 31, 2007)

	PAID-IN CAPITAL				OTHER CAPITAL
	Common stock		Additional paid-in capital		Capital reserves		Retained earnings from prior years		Insufficiency in restated stockholders’ equity
Balances, January 1, 2005	Ps.	6,255	Ps.	1,858	Ps.	1,681	Ps.	15,014	Ps.	(6,380)
TRANSACTIONS APPROVED BY STOCKHOLDERS
Issuance (repurchase of shares)	1		—		(19)		—		—
Transfer of prior years’ result	—		—		—		2,916		—
Creation of reserves as per General Stockholders’ meeting on April 28, 2005	—		—		145		(145)		—
Dividends declared at the General Stockholders’ meeting on October 6, 2005	—		—		—		(689)		—
Increase in common stock at the General Stockholders’ Meeting on October 6, 2005	5,765		—		—		(5,765)		—
Total transactions approved by stockholders	5,766		—		126		(3,683)		—
COMPREHENSIVE INCOME			—						—
Net income	—		—		—		—		—
Effect of holding non-monetary assets	—		—		—		—		—
Total comprehensive income	—		—		—		—		—
Minority interest	—		—		—		—		—
Balances, December 31, 2005	12,021		1,858		1,807		11,331		(6,380)
Changes in accounting principles	—		—		—		—		—
Balances, December 31, 2005 after retroactive effect of changes in accounting principles	12,021		1,858		1,807		11,331		(6,380)
TRANSACTIONS APPROVED BY STOCKHOLDERS
Issuance (repurchase of shares)	(1)		4		28		—		—
Transfer of prior years’ result	—		—		—		6,261		—
Creation of reserves as per General Stockholders’ meeting on April 28, 2006	—		—		305		(305)		—
Dividends declared at the General Stockholders’ meeting on October 6, 2006	—		—		—		(792)		—
Total transactions approved by stockholders	(1)		4		333		5,164		—
COMPREHENSIVE INCOME
Net income	—		—		—		—		—
Effect of holding non-monetary assets	—		—		—		—		—
Changes in accounting principles	—		—		—		(78)		—
Total comprehensive income	—		—		—		(78)		—
Minority interest	—		—		—		—		—
Balances, December 31, 2006	12,020		1,862		2,140		16,417		(6,380)
Changes in accounting principles
Balances, December 31, 2006 after retroactive effect of changes in accounting principles	12,020		1,862		2,140		16,417		(6,380)
TRANSACTIONS APPROVED BY STOCKHOLDERS
Issuance (repurchase of shares)	(55)		(590)		6		—		—
Transfer of prior years’ result	—		—		—		6,255		—
Creation of reserves as per General Stockholders’ meeting on March 30, 2007	—		—		306		(306)		—
Dividends declared at the General Stockholders’ meeting on October 3, 2007	—		—		—		(917)		—
Total transactions approved by stockholders	(55)		(590)		312		5,032		—
COMPREHENSIVE INCOME									—
Net income	—		—		—		—		—
Effect of holding non-monetary assets	—		—		—		—		—
Changes in accounting principles	—		—		—		(70)		—
Total comprehensive income	—		—		—		(70)		—
Minority interest	—		—		—		—		—
Balances, December 31, 2007	Ps.	11,965	Ps.	1,272	Ps.	2,452	Ps.	21,379	Ps.	(6,380)

These statements of changes in stockholders’ equity, consolidated with those of the financial entities and other companies that form part of the Financial Group and are consolidated, were prepared according to Accounting Principles applicable to Financial Service Holding Companies issued by the National Banking and Securities Commission according to Article 30 of the Law of Financial Institutions.  Such principles are consistently applied in the financial statements, which are presented according to sound practices and applicable legal and administrative provisions and reflect all the operations conducted by the Financial Group, its financial service subsidiaries and the other companies that form part of the Financial Group and are consolidated as of the dates above.

The accompanying consolidated statements of changes in stockholders’ equity have been approved by the Board of Directors in accordance with the responsibility assigned to them. The attached notes are an integral part of these consolidated statements of changes in stockholders’ equity.

	OTHER CAPITAL
	Effect of holding non- monetary assets		Net income		Total majority interest		Total minority interest		Total stockholders’ equity
Balances, January 1, 2005	Ps.	(4,102)	Ps.	2,916	Ps.	17,242	Ps.	973	Ps.	18,215
TRANSACTIONS APPROVED BY STOCKHOLDERS
Issuance (repurchase of shares)	—		—		(18)		—		(18)
Transfer of prior years’ result	—		(2,916)		—		—		—
Creation of reserves as per General Stockholders’ meeting on April 28, 2005	—		—		—		—		—
Dividends declared at the General Stockholders’ meeting on October 6, 2005	—		—		(689)		—		(689)
Increase in common stock at the General Stockholder’s Meeting on October 6, 2005	—		—		—		—		—
Total transactions approved by stockholders	—		(2,916)		(707)		—		(707)
COMPREHENSIVE INCOME							—
Net income	—		6,183		6,183		—		6,183
Effect of holding non-monetary assets	(558)		—		(558)		—		(558)
Total comprehensive income	(558)		6,183		5,625		—		5,625
Minority interest	—		—		—		86		86
Balances, December 31, 2005	(4,660)		6,183		22,160		1,059		23,219
Changes in accounting principles	(400)		78		(322)		(14)		(336)
Balances, December 31, 2005 after retroactive effect of changes in accounting principles	(5,060)		6,261		21,838		1,045		22,883
TRANSACTIONS APPROVED BY STOCKHOLDERS
Issuance (repurchase of shares)	—		—		31		—		31
Transfer of prior years’ result	—		(6,261)		—		—		—
Creation of reserves as per General Stockholders’ meeting on April 28, 2006	—		—		—		—		—
Dividends declared at the General Stockholders’ meeting on October 6, 2006	—		—		(792)		—		(792)
Total transactions approved by stockholders	—		(6,261)		(761)		—		(761)
COMPREHENSIVE INCOME
Net income	—		6,185		6,185		—		6,185
Effect of holding non-monetary assets	(496)		—		(496)		—		(496)
Changes in accounting principles	400		—		322		14		336
Total comprehensive income	(96)		6,185		6,011		14		6,025
Minority interest	—		—		—		402		402
Balances, December 31, 2006	(5,156)		6,185		27,088		1,461		28,549
Changes in accounting principles	(578)		70		(508)		(15)		(523)
Balances, December 31, 2006 after retroactive effect of changes in accounting principles	(5,734)		6,255		26,580		1,446		28,026
TRANSACTIONS APPROVED BY STOCKHOLDERS
Issuance (repurchase of shares)	—		—		(639)		—		(639)
Transfer of prior years’ result	—		(6,255)		—		—		—
Creation of reserves as per General Stockholders’ meeting on March 30, 2007	—		—		—		—		—
Dividends declared at the General Stockholders’ meeting on October 3, 2007	—		—		(917)		—		(917)
Total transactions approved by stockholders	—		(6,255)		(1,556)		—		(1,556)
COMPREHENSIVE INCOME ENTRIES	—
Net income	—		6,810		6,810		—		6,810
Effect of holding non-monetary assets	147		—		147		—		147
Changes in accounting principles	578		—		508		15		523
Total comprehensive income	725		6,810		7,465		15		7,480
Minority interest	—		—		—		206		206
Balances, December 31, 2007	Ps.	(5,009)	Ps.	6,810	Ps.	32,489	Ps.	1,667	Ps.	34,156

Ing. Luis Peña Kegel Chief Executive Officer		Ing. Sergio García Robles Gil Managing Director - CFO

C.P. Román Martínez Méndez Managing Director - Audit	Lic. Jorge Eduardo Vega Camargo Executive Director Controller	C.P.C. Nora Elia Cantú Suárez Executive Director Accounting

GRUPO FINANCIERO BANORTE, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(In millions of Mexican pesos of purchasing power of December 31, 2007)

	2007		2006		2005
OPERATING ACTIVITIES:
Net income	Ps.	6,810	Ps.	6,255	Ps.	6,261
Items not requiring (generating) resources:
Fair value adjustments of financial instruments	(192)		176		(46)
Allowance for loan losses	2,646		1,530		1,169
Depreciation and amortization	980		923		1,025
Deferred taxes	(487)		355		42
Provisions for other obligations	2,433		(107)		2,016
Minority interest	326		219		339
Equity in earnings of subsidiaries and associated companies	(357)		(628)		(354)
	12,159		8,723		10,452

Increase or decrease in operating accounts:
Increase in deposits	27,447		27,260		5,672
Increase in loan portfolio	(51,124)		(24,143)		(12,271)
Decrease (increase) from treasury transactions (investment securities)	10,171		(6,444)		(2,369)
(Increase) decrease in transactions with securities and derivative financial instruments	(2,370)		3,380		1,691
Increase (decrease) from bank and other loans	5,233		(3,668)		(4,469)
(Increase) decrease of deferred taxes	(65)		419		371
Net resources generated by operating activities	1,451		5,527		(923)

FINANCING ACTIVITIES:
Subordinated debentures	(1,551)		6,837		(91)
(Repurchase) issuance of shares	(639)		31		(18)
Dividends declared	(917)		(792)		(689)
(Decrease) increase in other payables	(418)		4,443		2,465
Net resources (used in) generated by financing activities	(3,525)		10,519		1,667

INVESTING ACTIVITIES:
Acquisition of property, furniture and fixtures, net	(1,961)		(1,378)		(183)
Decrease (increase) in permanent stock investments	353		(416)		(640)
Increase in deferred charges and credits	(388)		(5,987)		(1,159)
(Increase) decrease in foreclosed assets	(6)		89		(144)
Decrease (increase) in other accounts receivables	632		(5,239)		(478)
Net resources used in investing activities	(1,370)		(12,931)		(2,604)

Net (decrease) increase in cash and cash equivalents	(3,444)		3,115		(1,860)
Cash and cash equivalents at the beginning of the year	45,054		41,939		43,799
Cash and cash equivalents at the end of the year	Ps.	41,610	Ps.	45,054	Ps.	41,939

These statements of changes in financial position, consolidated with those of the financial entities and other companies that form part of the Financial Group and are consolidated, were prepared according to Accounting Principles applicable to Financial Service Holding Companies issued by the National Banking and Securities Commission according to Article 30 of the Law of Financial Institutions. Such principles are consistently applied in the financial statements, which are presented according to sound practices and applicable legal and administrative provisions and reflect all the operations conducted by the Financial Group, its financial service subsidiaries and the other companies that form part of the Financial Group and are consolidated as of the dates above.

The accompanying consolidated statements of changes in financial position have been approved by the Board of Directors in accordance with the responsibility assigned to them.

The attached notes are an integral part of these consolidated statements of changes in financial position.

Ing. Luis Peña Kegel Chief Executive Officer		Ing. Sergio García Robles Gil Managing Director - CFO

C.P. Román Martínez Méndez Managing Director - Audit	Lic. Jorge Eduardo Vega Camargo Executive Director Controller	C.P.C. Nora Elia Cantú Suárez Executive Director Accounting

GRUPO FINANCIERO BANORTE, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(In millions of Mexican pesos of purchasing power of December 31, 2007, except where otherwise indicated)

1 – ACTIVITY AND REGULATORY ENVIRONMENT

Grupo Financiero Banorte, S.A.B. de C.V. (the “Financial Group”) (previously Grupo Financiero Banorte, S.A. de C.V.) is authorized by the Mexican Treasury Department (SHCP) to operate as a financial group under the form and terms established by the Mexican Financial Group Law, subject to the supervision and monitoring of the Mexican National Banking and Securities Commission (the “Commission”). Its main activities consist of acquiring and managing entities engaged in the financial services industry and supervising their activities, as defined in the above-mentioned law. The Financial Group and its subsidiaries are regulated, depending on their activities, by the Commission, the Mexican National Insurance and Bond Commission, the Mexican National Retirement Savings Systems Commission, the Mexican Central Bank (Banco de México) and other applicable laws and regulations. The powers of these Commissions in their capacity as regulators of the Financial Group and its subsidiaries include reviewing the financial information and requesting modifications to such information.

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

At the Extraordinary Stockholders’ Meeting held on December 13, 2006, it was resolved, among other things, to reform the Financial Group’s bylaws in order to adjust them to the new provisions of the Mexican Stock Market Law. This new law establishes that business corporations with representative shares of their stockholders’ equity registered in the National Securities Register will, as of the law’s effective date, become securities business corporations. Consequently, the Financial Group’s name was modified to add “Securities Business Corporation of Variable Capital” or its abbreviation in Spanish, S.A.B. de C.V.  The corresponding authorization by the SHCP was obtained by means of official document UBA/DGABM/1293/2007 dated September 4, 2007. The modifications to the bylaws are recorded in Public Document 58,046 dated August 27, 2007, which is inscribed in the Public Registry of Property and Commerce under electronic mercantile folio 40197*9 dated October 1, 2007.

The Financial Group’s consolidated financial statements were approved by the Board of Directors at their January 31, 2008 meeting in accordance with the responsibility assigned to them.

2 – SIGNIFICANT EVENTS DURING THE YEAR

a. Acquisition of Uniteller Holdings, Inc.

In January 2007, Banco Mercantil del Norte, S.A. (“Banorte”), through its subsidiary Banorte USA Corporation (“Banorte USA”), a company constituted in the United States of America, completed the acquisition of 100% of the outstanding shares of Uniteller Holdings, Inc. (Uniteller), which is a remittances company based in the United States of America. The acquisition was completed after receiving the approval of the SHCP in Mexico and U.S. authorities that regulate the money transfer industry in that country.

To close this acquisition, Banorte USA received a total of USD 19 million as a capital contribution from Banorte, USD 18.3 million of which covered the purchase price of all of Uniteller’s shares and the rest was used as a capital contribution of USD 700 thousand. In addition, as part of the purchase agreement, Banorte USA contributed an additional USD 650 thousand to Uniteller that was used to pay its previous shareholders’ loans. This payment was capitalized in June 2007.

The initial purchase price allocation assigned goodwill of USD 17 million and other intangible assets of USD 375 thousand, which are included as “Other assets, deferred charges and intangibles” in the consolidated balance sheet. The goodwill was calculated as follows:

Millions of USD
Purchase price	18.30
Plus:
Acquisition expenses	2.50
Less:
Fair value of the net assets acquired	(3.38)
Intangible assets acquired	(0.38)
Goodwill	17.04

b. Bond securitization

In keeping with a modification in its investment strategy, Banorte, during the first quarter of 2007, reclassified Ps. 3,434 of its PEMEX bonds from “Held to maturity securities” to “Available for sale securities”. As a result of this reclassification, a gain of Ps. 26 was recognized in stockholders’ equity resulting from the fair market valuation as required by the Commission’s Accounting Circular B-2, “Investments in Securities”.

Due to the transfer of securities between the abovementioned categories, a corresponding reclassification was made for its derivative financial instruments that hedged those positions, comprised of cross currency swaps that exchanged the Financial Group’s variable exposure with interest rates denominated in Mexican pesos to a fixed rate in US dollars. The reclassification consisted of a change of category from “Hedge of securities held to maturity” to “Hedge of available for sale securities”.

Subsequently, Banorte sold part of its position in UMS, PEMEX, CFE and BANCOMEXT bonds of Ps. 2,027 to a trust created for this specific purpose, which subsequently issued stock certificates that were placed through a public offering on the Mexican Stock Exchange. Banorte recorded a loss of Ps. 43 on the sale, as a result of cancelling the fair market value effects recorded in stockholders’ equity and recognized the effects of the sale in the consolidated income statement.

Banorte kept its position in its cross currency swaps and entered into four swaps transactions with the Trust so that the latter could cover the exchange exposure and interest generated by the bonds it acquired. The transaction generated a Ps. 79 gain that was recognized in the consolidated income statement.

Banorte purchased a majority of the stock certificates issued by the trust and subsequently entered into repurchase agreements with third parties.  Banorte continued to account for the transaction as a sale in accordance with the accounting practices established by the Commission, which requires that the stock certificates purchased by Banorte be resold through repurchase agreement transactions. If the stock certificates had not been placed in securities repurchase agreements, the transaction would have been considered to be a secured borrowing with collateral.

c. State and municipal government portfolio securitization

In November 2007, Banorte securitized its state and municipal government portfolio of Ps. 5,599, transferring such loans to a trust created specifically for the purpose of this transaction. The trust then issued Series A stock certificates for Ps. 5,263 and Series B for Ps. 112 in the Mexican Stock Market. The guaranteed rate of return for the Series A shareholders is TIIE 28 + 0.18 bp and TIIE 28 + 0.65 bp for the Series B shareholders. Banorte received Ps. 5,375 in cash and a stock certificate valued at 224 which gives it rights over the trust’s remaining cash flows after its shareholders are all paid off. This retained interest was recorded at its fair value within “Trading Securities”. The securitization was recorded as a sale and generated a gain of Ps. 14, resulting from the difference between the fair value of the assets received and the carrying value of the transferred assets.

d. Acquisition of Motran Services, Inc.

In December 2007, Banorte, through its subsidiary Banorte USA, acquired 100% of the outstanding shares of Motran Services, Inc. (“Motran”), a remittances company located in the United States of America. The acquisition was completed after receiving the approval of the SHCP in Mexico and the U.S. authorities that regulate the money transfer industry in that country.

Banorte USA received a capital contribution of USD 3 million from Banorte, of which USD 1.94 million was used to cover the entire purchase price of Motran’s shares and USD 117 thousand was used to pay Motran’s debt to its previous shareholder. The remainder of the funds will be paid as a bonus to the previous shareholder, who continues to be in charge of running Motran’s money transfer business. This bonus will be paid to the shareholder in the first two years of operations subsequent to the purchase date. Consequently, beginning in January 2008 a monthly provision will be recorded for the payments that will be made over the next two years.

The preliminary purchase price allocation assigned goodwill of USD 1.54 million and USD 61 thousand to other intangible assets, which are included as “Other assets, deferred charges and intangibles” in the consolidated balance sheet. The goodwill was calculated as follows:

Millions of USD
Purchase price	1.94
Plus:
Acquisition expenses	0.23
Less:
Fair value of the net assets acquired	(0.57)
Intangible assets acquired	(0.06)
Goodwill	1.54

e. Early payment of subordinated debentures

On November 28, 2002 Banorte authorized the issuance of publicly traded (in Mexico) non-preferred, non-convertible subordinated debentures (BANORTE 02D) up to a total amount of Ps. 1,500 (nominal value) with a 10-year term and principal due at maturity.

Subsequently, at the General Extraordinary Shareholders’ Meeting held on June 16, 2003, a reduction of the total amount of the issuance to Ps. 1,136 (nominal value) was approved.

Banorte’s management decided to prepay the outstanding debt and on November 28, 2007 paid Ps. 1,236 of principal and Ps. 47 of accrued interest. There was no prepayment penalty as stipulated in clause eleven of the debenture.

f. Sale of Fianzas Banorte, S.A. de C.V.

On March 31, 2007, 100% of the shares of Fianzas Banorte, S.A. de C.V. (“Fianzas Banorte”) were sold. This transaction was approved by the Board of Directors in its July 27, 2006 meeting. The Financial Group recorded a gain on sale of Ps. 19 as it received Ps. 154 in cash and the book value of its investment was Ps. 135 on the date of sale.

3 – BASIS OF PRESENTATION

Consolidation of financial statements

The accompanying consolidated financial statements include those of the Financial Group and its subsidiaries mentioned below. All significant intercompany balances and transactions have been eliminated in consolidation.

As of December 31, 2007 and 2006, the Financial Group’s consolidated subsidiaries and its ownership percentage is as follows:

	2007	2006
Banco Mercantil del Norte, S.A. and Subsidiaries	97.06%	97.06%
Casa de Bolsa Banorte, S. A. de C. V.	99.99%	99.99%
Arrendadora and Factor Banorte, S. A. de C. V. (previously Factor Banorte, S.A. de C.V.)	99.99%	99.99%
Arrendadora Banorte, S. A. de C. V.	99.99%	99.99%
Almacenadora Banorte, S. A. de C. V.	99.99%	99.99%
Créditos Pronegocio, S.A. de C.V.	99.99%	99.99%

4 – SIGNIFICANT ACCOUNTING POLICIES

Changes in accounting principles

On September 15, 2006 the Official Gazette of the Federation published the changes in accounting criteria established by the Commission for financial institutions. Such changes became effective as of January 1, 2007, of which the most significant are listed below:

•                  The following pronouncements of Mexican Financial Reporting Standards (“MFRS”), as published or adopted by the Mexican Board for Research and Development of Financial Information Standards (“CINIF”), were adopted by the Commission: a) NIF B-1, “Accounting Changes and Error Corrections”; b) Bulletin B-7, “Business Acquisitions”; c) Bulletin C-10, “Derivative Financial Instruments and Hedging Activities”; d) Bulletin C-15, “Impairment of the Value of Long-lived Assets and their Disposal;” and e) Bulletin D-5, “Leases”.

•                  All subsidiaries under the control of financial holding companies, except those in the insurance and pension sector, are required to be consolidated. The exception to consolidate only subsidiaries belonging to the financial sector was eliminated.

•                  The result of monetary position (“REPOMO”) is now determined based on the beginning balances and not over the average balances.

•                  Foreclosed assets are now considered to be non-monetary assets.

•                  Cash dividends received from publicly traded securities are recorded in the balance sheet in the same period the fair value of the securities is affected.

•                  Transfers to or from trading securities were eliminated, allowing companies to only make transfers from held to maturity securities to available for sale securities, providing they will not be held to maturity.

•                  Changes in the fair value of derivative instruments designated as hedges are recognized as follows:

a.         For fair v-alue hedges, changes in both the derivative instrument and the hedged item are recognized in current earnings.

b.        For cash flow hedges, changes in the effective portion are temporarily recognized as a component of other comprehensive income in stockholders’ equity and subsequently reclassified to current earnings when affected by the hedged item. The ineffective portion of the change in fair value is immediately recognized in current earnings.

As stated below, the Financial Group applied these changes in accounting principles retroactively.  The cumulative effect in 2007 resulting from accounting for its derivative instruments at fair value was decrease of Ps. 578 in stockholders’ equity within “Results from the valuation of cash flow hedging instruments”, which in turn is included in the “effect of holding non-monetary assets” (“RETANM”), which is shown in the 2006 statement of changes in stockholders’ equity for presentation purposes.

•                  Loans with financial entities, governments and the IPAB loans are considered to be commercial loans for presentation purposes.

•                  Fees charged in connection with the issuance of loans will be recorded as a deferred credit, which will be amortized into interest income over the loan’s term.

•                  Reserves may be recorded in addition to those established by the Commission to cover risks that are not foreseen by the existing loan portfolio rating methodologies. Before doing so, the Financial Group must report the following to the Commission: a) the origin of the estimates; b) the methodology applied; c) the amount of the estimates; and d) the period over which they are considered to be necessary.

•                  Recoveries of previously written-off loans are recorded in the consolidated income statements within other income.

•                  Additional allowances for loan losses determined through the portfolio rating, must be cancelled with the effects recognized in the income statement (on a quarterly basis), as established by the Commission.

•                  Fees collected for granting guarantees are presented in commission and fee income within the consolidated income statement.

•                  On April 26, 2007 the Commission published in the Official Gazette of the Federation additional changes, among which the most important was Criterion B-11, “Collection Rights”, which establishes how to account for acquired impaired loans. The amortization of the initial investment and the determination of the yield are recorded by applying one of the following three methods, depending on the specific features of the acquired loans packages: a) effective interest method, b) cash basis method, and c) cost recovery method. The accounting policies previously used by the Financial Group through 2006 did not contemplate the cash basis method.

Retrospective application of the changes in accounting criteria

As a result of the accounting changes described above, the 2006 and 2005 financial statements reflect the effect of such changes retrospectively in order for them to be comparative with the 2007 financial statements. The deferral of income for fees obtained was performed beginning with loans issued in 2005.

The following accounts have been adjusted retrospectively as a result of the changes noted above disclosing the previously presented balances, the adjusted balances and the variance between the two (in millions of Mexican pesos of purchasing power of December 31, 2007):

CONSOLIDATED BALANCE SHEETS

	2006 As originally presented		2006 As adjusted		Variance
ASSETS
CASH AND CASH EQUIVALENTS	Ps.	45,054	Ps.	45,054	Ps.	—
INVESTMENTS IN SECURITIES	26,646		29,441		2,795
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS:	46		2,194		2,148
LOAN PORTFOLIO	149,499		147,104		(2,395)
(Less) Allowance for loan losses	(3,667)		(3,140)		(527)
LOAN PORTFOLIO, net	145,832		143,964		(1,868)
ACQUIRED LOAN PORTFOLIOS	3,755		4,617		862
TOTAL LOAN PORTFOLIO, net	149,587		148,581		(1,006)
OTHER ACCOUNTS RECEIVABLE, net	5,853		8,249		2,396
FORECLOSED ASSETS, net	328		393		65
PROPERTY, FURNITURE AND FIXTURES, net	6,899		6,899		—
PERMANENT STOCK INVESTMENTS	3,284		2,544		(740)
DEFERRED TAXES, net	—		—		—
OTHER ASSETS	5,649		7,635		1,986
TOTAL ASSETS	Ps.	243,346	Ps.	250,990	Ps.	7,644

	2006 As originally presented		2006 As adjusted		Variance
LIABILITIES
DEPOSITS	Ps.	175,980	Ps.	175,860	Ps.	(120)
BANK AND OTHER LOANS	17,490		17,490		—
OVERNIGHT SECURITIES	—		1,810		1,810
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	246		3,933		3,687
OTHER PAYABLES	9,058		11,145		2,087
SUBORDINATED DEBENTURES	11,799		11,761		(38)
DEFERRED TAXES, net	149		338		189
DEFERRED CREDITS AND ADVANCED COLLECTIONS	74		627		553
TOTAL LIABILITIES	214,796		222,964		8,168

STOCKHOLDERS’ EQUITY
PAID-IN-CAPITAL	13,883		13,882		Ps.	(1)
OTHER CAPITAL	13,206		12,698		(508)
NET INCOME	6,185		6,255		(70)
MINORITY INTEREST IN STOCKHOLDERS’ EQUITY	1,461		1,446		(15)
TOTAL STOCKHOLDERS’ EQUITY	28,550		28,026		(524)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	Ps.	243,346	Ps.	250,990	Ps.	7,644

2006 As originally presented	2006 As adjusted	Variance
CONSOLIDATED STATEMENTS OF INCOME
Interest income	Ps.	36,828	Ps.	36,120	Ps.	(708)
Interest expense	(21,409)	(21,256)	153
Monetary position loss, net	(349)	(350)	(1)
FINANCIAL MARGIN	15,070	14,514	(556)
Allowance for loan losses	(1,588)	(1,530)	58
FINANCIAL MARGIN AFTER PROVISION FOR LOAN LOSSES	13,482	12,984	(498)
Commission and fee income	7,876	6,324	(1,552)
Commission and fee expense	(1,586)	(920)	666
Brokerage revenues	1,781	1,781	—
NET OPERATING REVENUE	21,553	20,169	(1,384)
Administrative and promotional expenses	(12,931)	(13,157)	(226)
OPERATING INCOME	8,622	7,012	(1,610)
Other income	1,127	3,192	2,065
Other expenses	(919)	(905)	14
INCOME TAXES AND EMPLOYEE PROFIT SHARING	8,830	9,299	469
Current income taxes and employee profit sharing	(3,034)	(3,098)	(64)
Deferred income taxes and employee profit sharing	(221)	(355)	(134)
INCOME BEFORE EQUITY IN EARNINGS OF SUBSIDIARIES AND ASSOCIATED COMPANIES	5,575	5,846	271
Equity in earnings of subsidiaries and associated companies, net	827	628	(199)
NET EARNINGS BEFORE MINORITY INTEREST	6,402	6,474	72
Minority interest	(217)	(219)	(2)
NET INCOME	Ps.	6,185	Ps.	6,255	Ps.	70

2005 As originally presented	2005 As adjusted	Variance
CONSOLIDATED STATEMENTS OF INCOME
Interest income	Ps.	38,190	Ps.	38,030	Ps.	(160)
Interest expense	(23,709)	(23,703)	6
Monetary position loss, net	(159)	(159)	—
FINANCIAL MARGIN	14,322	14,168	(154)
Allowance for loan losses	(1,562)	(1,169)	393
FINANCIAL MARGIN AFTER PROVISION FOR LOAN LOSSES	12,760	12,999	239
Commission and fee income	7,167	5,690	(1,477)
Commission and fee expense	(1,619)	(643)	976
Brokerage revenues	1,121	1,120	(1)
NET OPERATING REVENUE	19,429	19,166	(263)
Administrative and promotional expenses	(12,019)	(12,478)	(459)
OPERATING INCOME	7,410	6,688	(722)
Other income	3,136	4,120	984
Other expenses	(2,009)	(1,997)	12
INCOME TAXES AND EMPLOYEE PROFIT SHARING	8,537	8,811	274
Current income taxes and employee profit sharing	(2,473)	(2,523)	(50)
Deferred income taxes and employee profit sharing	26	(42)	(68)
INCOME BEFORE EQUITY IN EARNINGS OF SUBSIDIARIES AND ASSOCIATED COMPANIES	6,090	6,246	156
Equity in earnings of subsidiaries and associated companies, net	435	354	(81)
NET EARNINGS BEFORE MINORITY INTEREST	6,525	6,600	75
Minority interest	(342)	(339)	3
NET INCOME	Ps.	6,183	Ps.	6,261	Ps.	78

The significant accounting policies of the Financial Group are in conformity with practices prescribed by the Commission for Credit Institutions, Brokerage Houses and Money Management Companies, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the financial statements and their related disclosures; however, actual results may differ from such estimates. The Financial Group’s management, upon applying professional judgment, considers that estimates made and assumptions used were adequate under the circumstances.

In the absence of a specific accounting principle issued by the Commission or in the NIFs issued by the CINIF, the following supplemental guidance should be applied: International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and accounting principles generally accepted in the United States of America (“U.S. GAAP”) issued by the Financial Standards Board (“FASB”).

The significant accounting policies followed by the Financial Group are described below:

Recognition of the effects of inflation in financial information

The Financial Group restates its consolidated financial statements to Mexican peso purchasing power as of the most recent balance sheet date presented thereby recognizing the effects of inflation in its financial information. Accordingly, the consolidated financial statements of the prior year, that are presented for comparative purposes, have also been restated to Mexican pesos of the same purchasing power and, therefore, differ from those originally reported in the prior year. Consequently, the prior year financial statements are comparable with the current year as they are all expressed in the same purchasing power.

To recognize the effects of inflation in terms of purchasing power of the most recent balance sheet presented, the following procedures are applied:

To the balance sheet accounts

Real estate property is restated based on a factor derived from the value of Investment Units (“UDIS”), taking values determined by independent appraisers as the basis for their valuation.

Furniture and fixtures are restated based on a factor derived from the value of the UDI from their acquisition date to the most recent balance sheet presented.

Foreclosed assets are considered to be non-monetary beginning on January 1, 2007, consequently the prior year amounts have been restated based on a factor derived from the value of the UDI.

Investments in shares are valued based on the equity method. The difference between the restatement of the balance at the beginning of the period using the restatement factor derived from the value of the UDI and the increase or decrease from the equity in earnings is reflected as a result from holding non-monetary assets.

Contributed capital and retained earnings, as well as other non-monetary items, are restated using a factor derived the value of the UDI from the date of contribution or when earned. Contributed and earned capital is restated taking May 1992 as the base month for restatement.

To the statement of income accounts

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

To the statement of changes in stockholders’ equity accounts

The insufficiency in restating stockholders’ equity is comprised by the accumulated result of holding monetary assets (“REPOMO”) up to the first restatement.

RETANM is equal to the difference between the final permanent investments balance valued by the equity method and the amount resulting from applying the restatement factor of the period to the permanent investments at the beginning of such period plus the restated amount of the latest balance sheet.

To the statement of changes in financial position accounts

The statement of changes in financial position presents the changes in constant pesos, starting from the financial position of the previous balance sheet presented, restated to pesos as of the most recent balance sheet presented.

Comprehensive income

Represents the change in stockholders’ equity during the year, for concepts other than distributions and activity in contributed common stock, and is comprised of the net income of the year, plus other comprehensive income (loss) items of the same period, which are presented directly in stockholders’ equity without affecting the consolidated statements of income, in accordance with the accounting practices established by the Commission. In 2007 and 2006, the comprehensive income is represented by the year’s results, the translation effects of foreign subsidiaries, the unrealized gain/loss on available for sale securities and RETANM.

Cash and cash equivalents

Cash and cash equivalents are stated at nominal value plus accrued yields, which are recognized in results as they accrue. Funds available in foreign currency are valued at the exchange rate published by Banco de México at the most recent balance sheet date presented.

Trading securities

Trading securities represent debt instruments and equity securities owned by the Financial Group, from which it intends to obtain profits by actively trading in the market. They are stated at fair value, which is determined by the price vendor contracted by the Financial Group, in conformity with the following guidelines:

Debt securities

•                  Applying market values

•                  If the market value cannot be obtained from a reliable source or it is not representative, the market prices of similar instruments or prices calculated based on formal valuation techniques will be used.

•                  When the fair value of the securities cannot be determined, these will be stated at the last fair value determined or at the acquisition cost, plus accrued interest.

Equity securities

•                  Applying market values

•                  If the market value cannot be obtained from a reliable source or it is not representative, the fair value will be determined based on the equity method described in Bulletin B-8 “Consolidated and Combined Financial Statements and Permanent Stock Investments”, of MFRS or, in rare cases, based on the acquisition cost restated by a factor derived for the value of the UDI.

•                  When the fair value of the securities cannot be determined, these will be stated at the last fair value determined or at the acquisition cost, which should be adjusted to its net trading value.

The increase or decrease in the fair value of these securities is recognized in the results of operations.

Available for sale securities

Available for sale securities are debt or equity securities that are classified neither as trading nor held to maturity. They are valued in the same way as trading securities, but with unrealized gains and losses recognized in stockholders’ equity, net of their monetary position result and reclassified to current earnings upon their sale. The monetary position result generated by the valuation of these securities is recorded in stockholders’ equity.

Held to maturity securities

Held to maturity securities consist of debt instruments whose payments can be readily determined and with known maturities exceeding 90 days, which are acquired with the intent to hold them to maturity. They are initially recorded at acquisition cost and are subsequently carried at amortized cost.

If sufficient evidence exists that a security represents a high credit risk and/or its fair value decreases, the book value could be modified based on the net realizable value determined by using formal valuation techniques, with a charge to results recorded in the year of the write-down.

As of January 1, 2007, transfers from this classification to “Available for sale securities” can only be made providing the related instruments will not be held to maturity.

Customer repurchase agreements

Customer repurchase agreements represent the temporary purchase or sale of certain financial instruments in exchange for an established premium with the obligation to resell or repurchase such securities in the future.

When the Financial Group acts as the vendor of securities, the net position represents the difference between the fair value of the securities covered by the repurchase agreement (asset position) which, in turn, represents the securities to be received through the transaction, valued according to the investment valuation methods established for trading securities, and the present value of the price at maturity (liability position).

When the Financial Group acts as the purchaser of securities, the net position represents the difference between the present value of the price at maturity (asset position) and the fair value of the securities received under the repurchase agreement (liability position), which are valued according to the method discussed in the preceding paragraph.

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

Derivative financial instruments

The Financial Group is authorized to perform two types of transactions involving derivative financial instruments:

Transactions to hedge the Financial Group’s exposed position: Such transactions involve purchasing or selling derivative financial instruments to mitigate the risk resulting from a given transaction or group thereof.

Transactions entered into for trading purposes: The Financial Group enters into such transactions as a market participant for reasons other than to hedge its exposed position.

Transactions with derivative financial instruments are presented in assets or liabilities, as applicable, under the heading “Securities and derivative financial instruments”.

When entering into transactions involving derivative financial instruments, the Financial Group’s internal policies and procedures require an assessment and risk exposure regarding the financial institution acting as the counterparty to the transaction and that it be authorized by Banco de México to enter into this type of transaction. Before entering into these types of transactions with corporate customers, a precautionary credit line must be granted by the Credit Risk Committee or liquid guarantees given through a securitized collateral contract. Transactions entered into with medium and small companies and individuals provide for liquid guarantees established in securitized collateral contracts.

The recognition or cancellation of assets and/or liabilities derived from transactions involving derivative financial instruments occurs when these transactions are entered into to, regardless of the respective settlement or delivery date of the goods.

Forward and futures contracts

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

Option contracts

The balance of these transactions entered into for trading purposes is stated at fair value and recorded as an asset or liability under the “Derivative financial instruments” heading.

Swaps

The balance of these transactions entered into for trading purposes represents the difference between the fair value of the asset and liability positions. Balances are presented as assets or liabilities under the “Derivative financial instruments” heading.

Trading instruments are carried at fair value in the balance sheet and changes in such instruments are recorded in current earnings.

Management’s policy with regards to its hedging instruments is to protect the Financial Group’s individual balances and stockholders’ equity by anticipating interest rate and exchange rate fluctuations.

Accordingly, the Financial Group documents its hedging transactions based on the following guidelines:

•                  For fair value hedges, the transactions are recorded as follows:

a.               The fair value of the derivative instrument is recorded as an asset or liability in the consolidated balance sheet as “Securities and derivative financial instruments”.

b.              Changes in both the derivative instrument and the hedged item are stated at fair value and recognized in current earnings.

•                  For cash flow hedges, the transactions are recorded as follows:

a.               The fair value of the derivative instrument is recorded as an asset or liability in the consolidated balance sheet as “Securities and derivative financial instruments”.  Changes in the effective portion are temporarily recognized as a component of other comprehensive income in stockholders’ equity and subsequently reclassified to current earnings when affected by the hedged item.  The ineffective portion of the gain or loss on the hedging instrument is recognized in current earnings.

b.              The stockholders’ equity balance that is part of other comprehensive income associated with the primary position is restated at the lower value (absolute value) of:

I. The accumulated profit or loss of the hedging instrument; and

II. The accumulated change in the primary position’s fair value from the beginning of the hedging transaction.

Loan portfolio

The loan portfolio represents the balance of amounts effectively granted to borrowers plus uncollected accrued interest minus interest payments received. The allowance for loan losses resulting from credit risks is presented by deducting the balance from the loan portfolio.

The unpaid loan balance is classified in the past-due portfolio as follows:

•                  Single payment loans upon the maturity of principal and interest, 30 calendar days after maturity.

•                  Loans involving a single principal payment upon maturity, but with periodic interest payments, total principal and interest payments 30 and 90 calendar days after maturity, respectively.

•                  Loans for which the payment of principal and interest is agreed based on partial periodic payments, 90 calendar days after the first payment is due.

•                  In the case of revolving loans, whenever payment is outstanding for two billing periods or 60 or more days having elapsed following maturity.

•                  Overdrawn customer checking accounts are considered as part of the past-due portfolio when such situations arise.

Interest is recognized and accrued into income as it is earned. The accrual of interest income is suspended when loans are transferred to the past-due portfolio.

The fees charged for the initial granting of loans is recorded as a deferred credit and amortized as interest income, over the loan’s contractual term.

Restructured past-due loans are not considered in the current portfolio until evidence of sustained payment is obtained; this occurs when credit institutions receive three timely consecutive payments, or a payment is received for periods exceeding 60 days.

Renewed loans in which the borrower has not paid on time or when the accrued interest balance equals at least 25% of the original loan amount are considered past-due until evidence of sustained payments is obtained.

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

In the case of consumer and mortgage loans, the Financial Group applies the general provisions applicable to credit institutions in classifying the loan portfolio as issued by the Commission on December 2, 2005 and the internal methodology authorized by the Commission for classifying commercial loans.

Such provisions also establish general methodologies for the classification and calculation of allowances for each type of loan, while also permitting credit institutions to classify and calculate allowances based on internal methodologies, when previously approved by the Commission.

As of June 2001, the Financial Group has the Commission’s approval to apply its own internal methodology, called Internal Risk Classification (CIR Banorte) to commercial loans. CIR Banorte applies to commercial loans with outstanding balances equal to or greater than 4 million UDIS or its equivalent in Mexican pesos. Loan classification and reserve allowances are determined based on the rules set by the Commission. This methodology is explained further in this note.

The commercial loan portfolio classification procedure requires that credit institutions apply the established methodology (general or internal) based on quarterly information for the periods ending in March, June, September and December of each year, while also recording the allowances determined at the close of each period in their financial statements. Furthermore, during the month following each quarterly close, financial institutions must apply the respective classification to any loan utilized at the close of the immediately preceding quarter, based on the outstanding balance in effect on the last day of the aforementioned months. The preventive estimates for loan risks that have exceeded the amount required to rate the loan will be cancelled on the date of the following quarterly rating against the period’s current earnings. Additionally, the previously written-off loan portfolio recoveries are applied against the ending balance sheet.

Through its subsidiary Banorte USA, the Financial Group acquired Inter National Bank (“INB”) in 2006 and continues to apply INB’s loan classification methodologies by adjusting its related allowance for loan losses, derived from applying such methodologies.

As of December 14, 2006, the Commission issued Document No. 111-1/524348/2006, which renewed for a two-year period, as of December 1, 2006, the authorization for such internal commercial loan classification methodology.

Commercial loans equal to or greater than 4 million UDIS or its equivalent in Mexican pesos are classified according to the following criteria:

•                  Debtor’s credit quality

•                  The loans, in relation to the value of the guarantees or the value of the assets held in trusts or in “structured” programs, as applicable.

The commercial loan segment includes loans granted to business groups and corporations, state and municipal governments and their decentralized agencies, as well as financing to companies of the financial services sector.

The Financial Group applies the internal risk classification methodology, CIR Banorte, authorized by the Commission to rate the debtor, except in financing granted to state and municipal governments and their decentralized agencies, loans intended for investment projects with their own source of payment and financing granted to trustees that act in accordance with the established trust agreements and “structured”  loan programs in which the affected assets allow for an individual risk evaluation associated with the type of loan, for which the Financial Group applies the procedure established by the Commission.

When evaluating a debtor’s credit quality with the CIR Banorte method, the following risks and payment type are classified specifically and independently:

Risk criteria	Risk factors
1. Financial risk	1. Financial structure and payment capability
2. Financing sources
3. Management and decision-making
4. Quality and timeliness of financial information
2. Industry risk	5. Positioning and market in which debtor participates
- Target markets
- Risk acceptance criteria
3. Borrower’s experience	6. Borrower’s experience
4. Country risk	7. Country risk

Each of the risk factors is analyzed using descriptive evaluation tables, the result of which indicates the borrower’s rating. This, in turn, is homologated with the risk degrees established by the Commission.

CIR Banorte	Risk level description	Commission classification equivalent
1	Substantially risk free	A1
2	Below minimal risk	A2
3	Minimum risk	A2
4	Low risk	B1
5	Moderate risk	B2
6	Average risk	B3
7	Risk requiring management attention	C1
8	Potential partial loss	C2
9	High loss percentage	D
10	Total loss	E

For commercial loans under 4 million UDIS or its equivalent in Mexican pesos, loans under 900 thousand UDIS to state and municipal governments and their decentralized agencies, mortgage loans and consumer loans, the Financial Group applied the general provisions applicable to credit institutions for classifying the loan portfolio as issued by the Commission.

Acquired loan portfolios

This balance is represented by the acquisition cost of the various loan portfolios acquired by the Financial Group, that are subsequently valued by applying one of the three following methods:

Cost Recovery Method - Payments received are applied against the acquisition cost of the loan portfolio until the balance equals zero.  Recoveries in excess of the acquisition cost are recognized in current earnings.

Interest method - The result of multiplying the acquired portfolios’ outstanding balance by the estimated yield is recorded in current earnings. Differences between the Financial Group’s collection estimates and actual collections are reflected prospectively in the estimated yield.

Cash Basis Method - The amount resulting from multiplying the estimated yield times the amount actually collected is recorded in the income statement, providing it is not greater than the amount obtained by the interest method. The difference between the recorded amount and the amount collected reduces the outstanding portfolio balance, once the entire initial investment has been amortized. Any subsequent recoveries are recorded in current earnings.

For its portfolios valued using the interest method, the Financial Group evaluates twice a year to verify if the cash flow estimate of its collection rights is consistent with actual recoveries and therefore considered to be effective. The Financial Group uses the cost recovery method on those collection rights in which the expected cash flow estimate is not effective. The expected cash flow estimate is considered as “highly effective” if the result of dividing the sum of the cash flows actually collected by the sum of the expected cash flows is between 80% and 125% when such effectiveness is evaluated.

The Financial Group periodically evaluates the expected cash flows of its purchased portfolios to determine, whether based on events or circumstances the expected cash flows will decrease.  It will then make an estimate of non-recoverability or difficult collection and record the corresponding decrease in the portfolio balance equal to the difference between the carrying value and the revised estimated cash flows.

Other accounts receivable and payable

The Financial Group performs an internal analysis to quantify the different future events that could affect the amount in accounts receivable over 90 days and thus determine their percentage of non-recoverability to calculate its allowance for doubtful accounts.

The balance of asset and liability settlement accounts represent transactions involving the sale and purchase of foreign currencies and securities, which are recorded when entered into and settled within 48 hours.

Impairment of the value of long-lived assets and their disposal

The Financial Group has established guidelines to identify and, if applicable, record losses derived from the impairment or decrease in value of long-lived, tangible or intangible assets, including goodwill. No impairment has been recorded in the consolidated financial statements.

Foreclosed property or property received as payments in kind, net

Foreclosed property or property received as payments in kind are recorded at the lower of their net realizable value or cost. Cost is determined as the forced-sales value determined by the judge upon foreclosure or, in the case of payments in kind, the price agreed between the parties involved.

If the book value of the loan exceeds that of the foreclosed property, the difference is recognized by cancelling the allowance for loan losses when such assets are awarded. If the carrying value of the loan is lower than the fair value of the foreclosed property, the latter must be adjusted to equal the loan’s carrying value.

The carrying value is only modified when there is evidence that the net realizable value is lower than the recorded carrying value. Reductions in the carrying value of the loan are recorded in current earnings as they occur.

When recognizing the effects of inflation in financial information, foreclosed property is considered to be a non-monetary item as of January 1, 2007 and is restated using a factor derived from the value of the UDI.

The provisions applicable to the new valuation methodology for the allowance for loan losses mentioned above, define the valuation methodology for reserves related to either foreclosed property or those assets received as payment in kind, establishing that additional quarterly provisions must be created to recognize the potential decrease in value over time of property awarded under legal proceedings, out-of-court or received as payment in kind and the investments in securities received as foreclosed goods or payment in kind, based on the following guidelines:

I.  In the case of collection rights and personal property, the provisions referred to by the preceding paragraph must be treated as follows:

Personal property reserves

Time elapsed as of award date or receipt as payment in kind (months)	Reserve percentage
Up to 6	0%
More than 6 and up to 12	10%
More than 12 and up to 18	20%
More than 18 and up to 24	45%
More than 24 and up to 30	60%
More than 30	100%

The amount of the reserves to be created will be the result of applying the reserve percentage determined under the preceding table to the value of collection rights or foreclosed property, received as payment in kind or awarded, in a court  proceeding.

II. Investments in securities must be valued in accordance with the provisions of the Commission’s accounting circular B-2, “Investments in Securities”, using annual audited financial statements and monthly financial information of the investee.

Following the valuation of foreclosed assets or those received as payment in kind, the reserves resulting from applying the percentages established in the table of Section I above to the estimated value, must be created.

III. In the case of real property, provisions must be created as follows:

Real property reserves

Time elapsed as of Award date or receipt as payment in kind (months)	Reserve percentage
Up to 12	0%
More than 12 and up to 24	10%
More than 24 and up to 30	15%
More than 30 and up to 36	25%
More than 36 and up to 42	30%
More than 42 and up to 48	35%
More than 48 and up to 54	40%
More than 54 and up to 60	50%
More than 60	100%

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

If appraisals subsequent to the foreclosure or payment in kind result in the recording of a decrease in the value of collection rights, securities, personal or real property, the reserve percentages contained in the preceding table may be applied to the adjusted value.

Property, furniture and fixtures

Property, furniture and fixtures are recorded at acquisition cost, restated as explained earlier in this note.

Depreciation is calculated using the straight-line method based on the estimated useful lives of the assets, which for the Financial Group’s property is determined by independent appraisers.

Permanent stock investments

The Financial Group recognizes its investments in associated companies using the equity method, based on the book values shown in the most recent financial statements of such entities.

Income Taxes (“ISR”), Tax on Assets (“IMPAC”) and Employee Statutory Profit-Sharing (“PTU”)

ISR and PTU are recorded in the results of the year in which they are incurred. Beginning October 2007, based on its financial projections, the Financial Group must determine whether it will incur regular income tax (“ISR”) or the new Business Flat Tax (“IETU”) and, accordingly, recognizes deferred taxes based on the tax it will pay. Deferred taxes are calculated by applying the corresponding tax rate to the applicable temporary differences resulting from comparing the accounting and tax bases of assets and liabilities and including, if any, future benefits from tax loss carryforwards and certain tax credits.  Deferred tax assets are recorded only when there is a high probability of recovery.

The net effect of the abovementioned items is presented in the consolidated balance sheet under the “Deferred taxes, net” heading.

Asset tax paid that is expected to be recovered is recorded as an advance on income tax and is presented in the consolidated balance sheet under “Other receivables, net”.

Intangible assets

Intangible assets are recognized in the consolidated balance sheet provided they are identifiable and generate future economic benefits that are controlled by the Financial Group. Intangible assets with indefinite lives are amortized systematically over the period expected to receive benefits. The value of these assets is subject to annual impairment tests.

Goodwill

Goodwill represents the excess of cost over the fair value of subsidiary shares, as of the date of acquisition. It is restated using the National Consumer Price Index (“NCPI”) and at least once a year is subject to impairment tests.  No impairment of goodwill was recorded in the consolidated financial statements.

Deposits

Liabilities derived from deposits, including promissory notes, are recorded at their procurement or placement cost plus accrued interest, which is determined according to the number of days elapsed at each monthly close and is charged to results as incurred.

Provisions

Provisions are recognized when the Financial Group has a current obligation that results from a past event, and are likely to result in the use of economic resources and can be reasonably estimated.

Employee retirement obligations

According to Mexican Federal Labor Law, the Financial Group has obligations derived from severance payments and seniority premiums payable to employees that cease to render their services under certain circumstances.

Defined benefit plans

The Financial Group records a liability for seniority premiums, medical services after retirement and severance payments for reasons other than restructuring, which are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates as established by Bulletin D-3 “Labor Obligations”.

Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company’s current employees, as well as the obligation related to retired personnel.

The Financial Group applies the provision of NIF D-3, related to recognition of the liability for severance payments at the end of the work relationship for reasons other than restructuring, which is recorded using the projected unit credit method based on calculations by independent actuaries.

Defined contribution plan

In January 2001 the Financial Group provided a voluntary defined contribution pension plan to participating employees who were hired before such date. This pension plan is invested in a diversified mutual fund, which is included in “Other assets”.

The employees who were hired before January 1, 2001 and decided to enroll voluntarily in the defined contribution pension plan received a contribution from the Financial Group for prior services equivalent to the actuarial benefit accrued in their previous defined benefit plan that was cancelled.  The initial contribution was made from the plan assets that had been established for the original defined benefit plan and participants were immediately assigned 50% of such amount with the remaining 50% to be assigned over 10 years.

Costs associated with the defined contribution plan are recorded based on the Financial Group’s contributions made to the plan’s participants.

Foreign currency transactions

Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. MMonetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate published by Banco de México in effect at the balance sheet date. Exchange fluctuations are recorded in current earnings.

Interest from outstanding subordinated debentures

Accrued interest from outstanding subordinated debentures is recognized as it is accrued and translated according to the exchange rate in effect at each monthly close.

Transfer of financial assets

A transfer of financial assets in which the transferor surrenders control over those financial assets is accounted for as a sale, with the related effects subsequently recognized in the financial statements. If a transfer of financial assets in exchange for cash or other consideration does not meet the criteria for a sale, the transferor and transferee account for the transfer as a secured borrowing with pledge of collateral.

Securitizations

Through this type of transaction, the Financial Group seeks to sell and transfer certain financial assets to a qualifying special purpose entity (ordinarily a trust), which in turn issues securities for sale to public investors representing rights to the yields or proceeds derived from the sale of the transferred assets. The Financial Group as the transferor can receive cash, securities or derivative financial instruments as payment.

However, if the transferor does not transfer ownership of the financial assets, i.e., if it effectively retains control over such assets, the transaction is considered to be a financing securitization, whereby the payment made to the transfer is guaranteed by assets for which the latter assumes the related risk. Accordingly, the transferor cannot derecognize such transferred assets from its financial statements and accounts for the transfer as a secured borrowing with pledge of collateral.

5 – NEW ACCOUNTING PRINCIPLES

According to the Commission’s accounting Circular A-1, “Basic Framework of Accounting for Credit Institutions”, the accounting by financial service institutions must be in accordance with MFRS established by the CINIF, except when the Commission considers it necessary to apply a specific standard or accounting criterion, taking into consideration that such institutions perform specialized operations.

The following are some of the principal changes derived from the new standards or modifications issued by the CINIF to go into effect as of January 1, 2008:

•                  NIF B-10, “Effects of Inflation”.  CINIF defines two economic environments: a) inflationary environment, when cumulative inflation of the three preceding years is 26% or more, in which case, the effects of inflation should be recognized using the comprehensive method; and b) non-inflationary environment, when cumulative inflation of the three preceding years is less than 26%, in which case, no inflationary effects should be recognized in the financial statements.  Additionally, NIF B-10 eliminates the replacement cost and specific indexation methods for inventories and fixed assets, respectively, and requires that the cumulative gain or loss from holding non-monetary assets be reclassified to retained earnings, if such gain or loss is realized; the gain or loss that is not realized will be maintained in stockholders’ equity and charged to current earnings of the period in which the originating item is realized.

•                  Cumulative RETANM that has been realized as of the effective date of NIF B-10 should be reclassified to retained earnings. Cumulative RETANM that has not been realized should be separately stated in stockholders’ equity and recognized in current earnings in the period the item that originated it is realized. For practical purposes, entities may reclassify the entire balance of cumulative RETANM, both realized or unrealized, to retained earnings as well as monetary position amount recorded in stockholders’ equity.

•                  NIF D-3, “Employee Benefits”. This NIF includes current and deferred PTU.  Deferred PTU should be calculated using the same methodology established in NIF D-4.  It also includes the career salary concept and the amortization period of most items is reduced to five years, as follows:

Items will be amortized over a 5-year period, or less, if the employees’ remaining labor life is less than the:

•                  Beginning balance of the transition liability for severance and retirement benefits

•                  Beginning balance of past service cost and changes to the plan

•                  Beginning balance of gains and losses from severance benefits, according to actuarial calculations, should be amortized against the results of 2008

•                  Beginning balance of gains and losses from retirement benefits, according to actuarial calculations, should be amortized over a 5-year period (net of the transition liability), with the option to fully amortize such item against the results of 2008

The initial balance of the actuarial profits and losses of severance benefits is amortized in 5 years (transition liability net) with the option to amortize it in the 2008 income statements.

•                  PTU is considered to be an expense associated with labor obligations instead of an income tax (NIF D-4, “Taxes on Income”).

•                  IMPAC should be recognized as a tax credit and consequently, as a deferred tax asset only when there is high probability of recoverability (NIF D-4).

•                  The Business Flat Tax is considered to be an income tax as established by INIF 8, “Effects of the Business Flat Tax”, which requires an entity determine if it will be an ISR or IETU payer in the future based on management’s projections and to recognize deferred taxes based on the tax it will pay.

6 – CASH AND CASH EQUIVALENTS

As of December 31, 2007 and 2006, this line item was composed as follows:

	Mexican pesos				Denominated in US dollars				Total
	2007		2006		2007		2006		2007		2006
Cash	Ps.	7,033	Ps.	6,803	Ps.	798	Ps.	740	Ps.	7,831	Ps.	7,543
Deposits with foreign credit institutions	—		—		5,309		7,065		5,309		7,065
Domestic banks	250		340		—		—		250		340
Banco de México	25,782		26,750		37		7		25,819		26,757
Call money	—		382		109		—		109		382
Other deposits and available funds	2,292		2,967		—		—		2,292		2,967
	Ps.	35,357	Ps.	37,242	Ps.	6,253	Ps.	7,812	Ps.	41,610	Ps.	45,054

As of December 31, 2007 the “Other” item includes Ps. 1,456 for funds due to be received in 24 and 48 hours, and Ps. 28 in gold and silver coins. In 2006, it included Ps. 1,890 for funds to be received in 24 and 48 hours, and Ps. 30 in gold and silver coins. As of December 31, 2007 and 2006, the Financial Group had made monetary regulation deposits of Ps. 25,782 and Ps. 26,750, respectively. As of December 31, 2007 and 2006, the total sum of restricted cash and cash equivalents is Ps. 28,089 and Ps. 29,998, respectively. This includes monetary regulation deposits, futures placed in the domestic and foreign market, call money and contracted transactions pending liquation in 24 and 48 hours.

7 – INVESTMENTS IN SECURITIES

a. Trading securities

As of December 31, 2007 and 2006, trading securities are as follows:

2007	2006
Acquisition cost	Accrued interest	Valuation increase (decrease)	Book value	Book value
Commercial paper	Ps.	1,244	Ps.	—	Ps.	10	Ps.	1,254	Ps.	399
CETES	517	2	(1)	518	366
Government bonds	100	13	—	113	11
Government CBIC	—	—	—	—	92
Treasury bonds	—	—	—	—	56
BREMS	—	—	—	—	52
Bank securities	5,399	—	(4)	5,395	15,692
Securitization certificates	201	3	12	216	665
Shares listed on the International Quotation System (SIC)	2	—	—	2	2
Futures	4	—	—	4	1
Investment funds	11	—	—	11	59
Subordinated securities	236	—	5	241	1
Ps.	7,714	Ps.	18	Ps.	22	Ps.	7,754	Ps.	17,396

During 2007 and 2006, the Financial Group recognized a valuation effect for the net amount of Ps. 1 and Ps. 18, respectively, in results of operations related to its trading securities.

As of December 31, 2007, these investments mature as follows (stated at their acquisition cost):

	From 1 to 179 days		From 6 to 12 months		More than 2 years		Total at acquisition cost
Commercial paper	Ps.	1,228	Ps.	—	Ps.	16	Ps.	1,244
CETES	517		—		—		517
Government bonds	100		—		—		100
Bank securities	2,139		3,260		—		5,399
Securitization certificates	201		—		—		201
Shares listed on the International Quotation System (SIC)	2		—		—		2
Futures	4		—		—		4
Investment funds	11		—		—		11
Subordinated securities	—		—		236		236
	Ps.	4,202	Ps.	3,260	Ps.	252	Ps.	7,714

b. Available for sale securities

As of December 31, 2007 and 2006, available for-sale securities were as follows:

	2007								2006
	Acquisition cost		Accrued interest		Valuation increase (decrease)		Book value		Book value
U.S. Government bonds	Ps.	4,642	Ps.	24	Ps.	(32)	Ps.	4,634	Ps.	3,957
UMS	1,309		34		18		1,361		1,838
Treasury bonds	—		—		—		—		224
Bonds	273		2		10		285		70
EUROBONDS	380		9		(3)		386		—
Structured notes	—		—		—		—		112
PEMEX bonds	3,817		54		10		3,881		—
Subordinated securities	21		—		309		330		22
Bank securities	—		—		—		—		829
CYDSA shares	19		—		52		71		39
	Ps.	10,461	Ps.	123	Ps.	364	Ps.	10,948	Ps.	7,091

c. Held to maturity securities

As of December 31, 2007 and 2006, the held to maturity securities are as follows:

Medium and long-term debt instruments:

	2007								2006
	Acquisition cost		Accrued interest		Valuation increase (decrease)		Book value		Book value
Government bonds – support program for Special Federal Treasury Certificates	Ps.	644	Ps.	7	Ps.	—	Ps.	651	Ps.	636
Fiduciary rights	34		—		(26)		8		9
U.S. Government bonds	10		—		—		10		11
PEMEX bonds	—		—		—		—		4,155
Strip and Myra bonds	13		1		—		14		61
Subordinated securities	77		—		—		77		82
	Ps.	778	Ps.	8	Ps.	(26)	Ps.	760	Ps.	4,954

As of December 31, 2007, these investments mature as follows (stated at their acquisition cost):

	From 1 to 179 days		More than 2 years		Total at acquisition cost
Government bonds– support program for Special Federal Treasury Certificates	Ps.	—	Ps.	644	Ps.	644
Fiduciary rights	—		34		34
U.S. Government bonds	—		10		10
Strip and Myra bonds	13		—		13
Subordinated securities	—		77		77
	Ps.	13	Ps.	765	Ps.	778

8 – TRANSACTIONS INVOLVING SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

As of December 31, 2007 and 2006, transactions involving securities and derivative financial instruments were as follows:

a. Debtor and creditor balances derived from repurchase transactions

Acting as seller of securities

2007	2006
Asset position	Liability position	Asset position	Liability position
Instrument	Value of securities receivable	Creditor repurchase agreement	Debit difference	Credit difference	Value of securities receivable	Creditor repurchase agreement	Debit difference	Credit difference
CETES	Ps.	4,039	Ps.	4,039	Ps.	—	Ps.	—	Ps.	3,640	Ps.	3,640	Ps.	—	Ps.	—
Development bonds	25,900	25,901	—	1	882	882	—	—
Bonds 182	929	929	—	—	111	111	—	—
Bonds IPAB	874	879	—	5	19,377	19,377	2	2
Quarterly IPAB bonds	119,370	119,739	18	387	125,076	125,169	12	105
Semi-annual IPAB bonds	13,767	13,808	4	45	555	556	—	1
BREMS	—	—	—	—	2,185	2,184	1	—
5-year bonds	—	—	—	—	3,287	3,287	—	—
7-year bonds	1,684	1,684	—	—	154	154	—	—
10-year bonds	4,067	4,069	1	3	4,214	4,222	1	9
20-year bonds	8,758	8,780	1	23	18,186	18,195	1	10
PICFARAC	—	—	—	—	311	311	—	—
UDIBONDS	102	102	—	—	384	384	—	—
10-year UDIBONDS	1,460	1,459	1	—	77	77	—	—
Government securities	180,950	181,389	25	464	178,439	178,549	17	127
Promissory Notes	4,001	4,001	—	—	4,979	4,980	—	1
CEDES	12,897	12,906	3	12	11,595	11,676	—	81

Bank acceptances	10	10	—	—	5	5	—	—
CEBUR Bank	2,449	2,450	—	1	2,470	2,472	—	2
Bank securities	19,357	19,367	3	13	19,049	19,133	—	84
Private paper	11,618	11,642	1	25	4,997	5,023	—	26
CEBUR government bonds	4,027	4,026	4	3	3,134	3,133	1	—
Securitization certificates	281	284	—	3	290	290	—	—
Private securities	15,926	15,952	5	31	8,421	8,446	1	26
Ps.	216,233	Ps.	216,708	Ps.	33	Ps.	508	Ps.	205,909	Ps.	206,128	Ps.	18	Ps.	237

With the Financial Group acting as the vendor, accrued premiums were charged to the results of operations in the amount of Ps. 16,468 (Ps. 15,752 in 2006).

During 2007 and 2006, the period of repurchase transactions entered into by the Financial Group in its capacity as vendor ranged from 3 to 91 days.

Acting as securities purchaser

2007	2006
Liability position	Asset position	Liability position	Asset position
Instrument	Value of securities deliverable	Repurchase agreement from debtors	Debit difference	Credit difference	Value of securities deliverable	Repurchase agreement from debtors	Debit difference	Credit difference
CETES	Ps.	300	Ps.	300	Ps.	—	Ps.	—	Ps.	1,503	Ps.	1,503	Ps.	—	Ps.	—
Development bonds	3,233	3,233	—	—	882	882	—	—
Bonds 182	928	928	—	—	—	—	—	—
Bonds IPAB	878	873	5	—	519	519	—	—
Quarterly IPAB bonds	7,558	7,543	18	3	6,875	6,874	6	5
BREMS	—	—	—	—	2,153	2,154	—	1
5-year bonds	—	—	—	—	3,280	3,281	—	1
7-year bonds	350	350	—	—	151	151	—	—
10-year bonds	1,092	1,093	—	1	6	6	—	—
20-year bonds	1,126	1,125	2	1	547	547	—	—
UDIBONDS	102	102	—	—	384	384	—	—
10-year UDIBONDS	501	501	—	—	—	—	—	—
PICFARAC	—	—	—	—	311	311	—	—
Government securities	16,068	16,048	25	5	16,611	16,612	6	7
Promissory Notes	3,011	3,011	—	—	2,621	2,621	—	—
CEDES	1,773	1,773	—	—	794	792	2	—
Bank securities	4,784	4,784	—	—	3,415	3,413	2	—
Private paper	—	—	—	—	—	—
CEBUR government bonds	650	652	—	2	235	235	—	—
Private securities	650	652	—	2	235	235	—	—
Ps.	21,502	Ps.	21,484	Ps.	25	Ps.	7	Ps.	20,261	Ps.	20,260	Ps.	8	Ps.	7

With the Financial Group acting as the purchaser, accrued premiums of Ps. 2,345 (Ps. 2,585 in 2006) were earned and recognized in the results of operations.

During 2007 and 2006, the period of repurchase transactions entered into by the Financial Group in its capacity as purchaser ranged from 3 to 28 days.

b. Derivative financial instruments

The transactions entered into by the Financial Group involving derivative financial instruments correspond mainly to futures, swaps and option contracts. These transactions are entered into to hedge various risks and for trading purposes.

As of December 31, 2007, the Financial Group has evaluated the effectiveness of transactions entered into involving derivative financial instruments for hedging purposes and has concluded that they are highly effective.

As of December 31, 2007 and 2006, the positions of the Financial Group’s derivative financial instrument are as follows:

Concept	2007
Futures	Receivable flows	Deliverable flows	Net flows
Over National Consumer Price Index	10	10	—
Individual compensation	Asset position	Liability position	Net
—	—	—

Foreign currency forwards contracts	Purchase	Sale	Net
Market value	3,068	3,165	6,233
Contract price	(3,111)	(3,126)	(6,237)
Net position	(43)	39	(4)
Individual compensation	Asset position	Liability position	Net
42	(46)	(4)

Swaps for trading purposes	Receivable flows	Deliverable flows	Net flows
Interest rate	49,227	(49,182)	45
Individual compensation	Asset position	Liability position	Net
1,550	(1,505)	45

Swaps designated as hedging	Receivable flows	Deliverable flows	Net flows
Interest rate	16,440	(16,869)	(429)
Individual compensation	Asset position	Liability position	Net
415	(844)	(429)

Trading call options	Initial premium	Fair value adjustment	Premium fair value
Interest rate	852	(633)	219
Swaptions	6	(30)	(24)
Net position	858	(663)	195
Individual compensation	Asset position	Liability position	Net
195	—	195

Hedging call options	Initial premium	Fair value adjustment	Premium fair value
Interest rate	138	(38)	100
Net position	138	(38)	100
Individual compensation	Asset position	Liability position	Net
100	—	100

Net asset position	996	(701)	295

Put options	Initial premium	Fair value adjustment	Premium fair value
Interest rate	(691)	661	(30)
Swaptions	(12)	2	(10)
Net position	(703)	663	(40)
Individual compensation	Asset position	Liability position	Net
—	(40)	(40)
Net liability position	(703)	663	(40)

Total asset and liability position	Ps.	2,302	Ps.	(2,435)	Ps.	(133)

Concept	2006
Futures	Receivable flows		Deliverable flows		Net flows
Over National Consumer Price Index	3		3		—
Individual compensation	Asset position		Liability position		Net
	—		—		—

Foreign currency forwards contracts for trading purposes	Purchase		Sale		Net
Market value	285		341		626
Contract price	(292)		(333)		(625)
Net position	(7)		8		1
Individual compensation	Asset position		Liability position		Net
	8		(7)		1

Foreign currency forwards contracts designated as hedging	Purchase		Sale		Net
Market value	2,907		(2,859)		48
Contract price	2,907		(2,907)		—
Net position	—		48		48
Individual compensation	Asset position		Liability position		Net
	48		—		48

Swaps for trading purposes	Receivable flows		Deliverable flows		Net flows
Interest rate	6,606		(6,600)		6
Individual compensation	Asset position		Liability position		Net
	1,657		(1,651)		6

Swaps designated as hedging	Receivable flows		Deliverable flows		Net flows
Interest rate	19,008		(20,595)		(1,587)
Individual compensation	Asset position		Liability position		Net
	442		(2,029)		(1,587)

Trading call options	Initial premium		Fair value adjustment		Premium fair value
Interest rate	9		—		9
Swaptions	1		3		4
Net position	10		3		13
Individual compensation	Asset position		Liability position		Net
	13		—		13

Hedging call options	Initial premium		Fair value adjustment		Premium fair value
Interest rate	—		—		—
Net position	—		—		—
Individual compensation	Asset position		Liability position		Net
	—		—		—
Net asset position	10		3		13

Put options	Initial premium		Fair value adjustment		Premium fair value
Interest rate	(16)		14		(2)
Net position	(16)		14		(2)
Individual compensation	Asset position		Liability position		Net
	—		(2)		(2)
Net liability position	(16)		14		(2)

Total asset and liability position	Ps.	2,168	Ps.	(3,689)	Ps.	(1,521)

Transactions entered into for hedging purposes have maturities from 2007 to 2018 and are intended to mitigate the financial risk derived from long-term loans offered by the Financial Group at fixed rates, as well as the exchange rate risk generated by market instruments in the Financial Group’s portfolio.

The book value of collateral used to ensure compliance with obligations derived from currency swap contracts as of December 31, 2007, is USD 413,350 (thousand) and EUR 21,406 (thousand).

9 – LOAN PORTFOLIO

As of December 31, 2007 and 2006, the loan portfolio by loan type is as follows:

	Current portfolio				Past–due portfolio				Total
	2007		2006		2007		2006		2007		2006
Commercial loans
Denominated in domestic currency
Commercial	Ps.	77,312	Ps.	53,564	Ps.	900	Ps.	632	Ps.	78,212	Ps.	54,196
Rediscounted portfolio	6,646		8,425		—		—		6,646		8,425
Denominated in USD
Commercial	13,975		18,949		27		126		14,002		19,075
Rediscounted portfolio	158		8		—		—		158		8
Total commercial loans	98,091		80,946		927		758		99,018		81,704

Loans to financial institutions	13,158		2,464		—		—		13,158		2,464
Consumer loans
Credit card	13,881		9,842		829		372		14,710		10,214
Other consumer loans	13,344		11,663		280		260		13,624		11,923
Housing mortgage loans	37,216		28,857		858		748		38,074		29,605
Government loans	17,948		11,194		—		—		17,948		11,194
	95,547		64,020		1,967		1,380		97,514		65,400
Total loan portfolio:	Ps.	193,638	Ps.	144,966	Ps.	2,894	Ps.	2,138	Ps.	196,532	Ps.	147,104

On December 31, 2007 and 2006, revenues from recoveries of previously written-off or eliminated loan portfolios was Ps. 604 and Ps. 479, respectively.

The loans granted grouped into economic sectors as of December 31, 2007 and 2006 are shown below:

	2007			2006
	Amount		Concentration percentage	Amount		Concentration percentage
Private (companies and individuals)	Ps.	99,018	50.38%	Ps.	81,704	55.53%
Financial institutions	13,158		6.53%	2,464		1.67%
Credit card and consumption	28,334		14.41%	22,137		15.04%
Housing	38,074		19.37%	29,605		20.12%
Federal government loans	17,948		9.31%	11,194		7.64%
	Ps.	196,532	100.00%	Ps.	147,104	100.00%

Loan support programs

The Financial Group participates in different loan support programs established by the Federal Government and Mexican Bankers’ Association, as detailed below:

a)     Support Program for Housing Loan Debtors and the Agreement on Benefits for Housing Loan Debtors

b)     Agreement on Agrarian and Fishery Sector Financing (FINAPE)

c)     Agreement on the Financial Support and Promotion of Micro, Small and Medium Companies (FOPYME)

d)     Additional Benefit Program for Housing Loan Debtors - FOVI-type Housing Loans

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

The “Punto Final” plan defines housing loan discounts, which are determined based on the outstanding loan balance recorded at November 30, 1998, without considering late payment charges. In the case of FOPYME and FINAPE loans, the discount is applied to payments and the discount percentage is determined based on the recorded loan balance at July 31, 1996 and June 30,1996, respectively, regardless of whether the balance has been subsequently modified.

The Support Program for Business Loan Debtors (FOPYME) concluded on October 1, 2006, as established in Commission document 112-6/524549/2006.

In the case of borrowers participating in the above restructured UDIS programs, the amount of principal and accrued interest denominated in pesos is converted to the initial UDI value; interest is then set at an agreed-upon reference rate.

The trusts administering each of the aforementioned UDI programs issued long-term fiduciary securities to the Federal Government with fixed and variable interest rates depending on the characteristics of each trust (this interest rate must be less than that collected from borrowers). Similarly, the Financial Group received federal bonds known as “Special CETES” from the Federal Government, which are tied to the CETES interest rate.

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

As of December 31, 2007 and 2006, the balances of the respective trust balances are made up as follows:

	2007		2006
Banks	Ps.	10	Ps.	14
Government securities	3		3
Current loan portfolio	737		903
Past-due loan portfolio	314		321
Accrued interest on loans	3		6
Past-due accrued interest	12		12
Allowance for loan losses	(582)		(569)
Total assets	497		690
Investment in trusts assets	460		654
Deferred tax liabilities	37		36
Total liabilities	Ps.	497	Ps.	690

Policies and Procedures for Granting Loans

The granting, control and recovery of loans are regulated by the Financial Group’s Credit Manual, which has been authorized by the Board of Directors. Accordingly, administrative portfolio control is performed in the following areas:

I.	Business Management (includes corporate, commercial, business, governmental and consumer banking), primarily through the branch network
II.	Operations Management
III.	General Comprehensive Risk Management
IV.	Recovery Management

Similarly, the Financial Group has manuals establishing the policies and procedures to be utilized for credit risk management purposes.

The structure of the credit management process is based on the following stages:

a)	Product design
b)	Promotion
c)	Evaluation
d)	Formalization
e)	Operation
f)	Administration
g)	Recovery

Procedures have also been implemented to ensure that amounts related to the past-due portfolio are timely transferred and recorded in the books and records and those loans with recovery problems are properly and promptly identified. The Financial Group’s Treasury Department is the central unit responsible for balancing resource requirements and eliminating the interest rate risk derived from transactions entered into at fixed rates through the use of hedging and arbitrage strategies.

10 – LOANS RESTRUCTURED IN UDIS

As of December 31, 2007 and 2006 the total amount of the loan portfolio restructured in UDIS is as follows:

	2007		2006
Current portfolio	Ps.	737	Ps.	903
Current accrued interest	3		6
Past-due portfolio	314		321
Past-due accrued interest	12		12
	Ps.	1,066	Ps.	1,242

11 – ALLOWANCE FOR LOAN LOSSES

The Financial Group’s portfolio classification, which serves as the basis for recording the allowance for loan losses, is detailed below. (The loan portfolio includes loans between subsidiaries that were eliminated for the purpose of consolidating the financial statements):

	2007
			Required allowances for losses
	Loan portfolio		Commercial portfolio		Consumer portfolio		Mortgage portfolio		Total
Exempt portfolio	Ps.	97	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Risk A	58,639		—		123		119		242
Risk A1	77,767		354		—		—		354
Risk A2	51,158		485		—		—		485
Risk B	5,441		—		164		142		306
Risk B1	5,890		118		—		—		118
Risk B2	409		22		—		—		22
Risk B3	748		84		—		—		84
Risk C	857		—		283		72		355
Risk C1	146		31		—		—		31
Risk C2	101		41		—		—		41
Risk D	1,236		50		653		187		890
Risk E	556		235		90		227		552
Unclassified	(90)		—		—		—		—
	Ps.	202,955	Ps.	1,420	Ps.	1,313	Ps.	747	3,480
Recorded allowance									3,786
Additional allowance									Ps.	306

	2006
			Required allowances for losses
	Loan portfolio		Commercial portfolio		Consumer portfolio		Mortgage portfolio		Total
Exempt portfolio	Ps.	400	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Risk A	46,297		—		98		93		191
Risk A1	53,792		250		—		—		250
Risk A2	36,713		335		—		—		335
Risk B	3,748		—		123		80		203
Risk B1	8,296		140		—		—		140
Risk B2	1,905		97		—		—		97
Risk B3	859		91		—		—		91
Risk C	629		—		217		48		265
Risk C1	323		73		—		—		73
Risk C2	87		35		—		—		35
Risk D	861		38		409		164		611
Risk E	528		247		59		221		527
Unclassified	(15)		—		—		—		—
	Ps.	154,423	Ps.	1,306	Ps.	906	Ps.	606	2,818
Recorded allowance									3,140
Additional allowance									Ps.	322

The total portfolio balance used as the basis for the classification above includes amounts related to guarantees granted and credit commitments, which are recorded in memorandum accounts.

The additional allowances comply with the general provisions applicable to credit institutions and the notices issued by the Commission to regulate debtor support programs, denominated in UDI trusts.

As of December 31, 2007 and 2006, the estimated allowance for loan losses is determined based on portfolio balances at those dates. As of December 31, 2007 and 2006, the allowance for loan losses includes a reserve for 100% of delinquent interest owed.

As of December 31, 2007 and 2006, the allowance for loan losses represents 131% and 147%, respectively, of the past-due portfolio.

The allowance includes reserves for loans granted in foreign currency, which are evaluated at the exchange rate in effect as of December 31, 2007 and 2006.

Rollforward of allowance for loan losses

A rollforward of the allowance for loan losses is detailed below:

	2007		2006
Balance at the beginning of the year	Ps.	3,140	Ps.	3,316
Changes in accounting principles	527		—
Increase charged to results	2,571		1,435
Reserve release	(36)		(20)
Debt forgiveness and write-offs	(2,194)		(1,601)
Valuation in foreign currencies and UDIS	31		34
Rebates granted to housing debtors	(72)		(106)
Created with profit margin (UDI Trusts)	27		23
FOPYME and FINAPE programs	—		(1)
Acquisition of INB Financial Corp.	—		206
Other	(74)		(13)
Restatement effects	(134)		(133)
Year-end balance	Ps.	3,786	Ps.	3,140

As of December 31, 2007, the total amount of the allowance for loan losses charged to current earnings totaled Ps. 2,646. This sum is made up of Ps. 2,571 credited directly to the allowance, Ps. 27 from the UDI trusts and Ps. 48 from inflation effects. As of December 31, 2006, the total amount of allowance for loan losses charged to current earnings totaled Ps. 1,530. This sum is made up of Ps. 1,435 credited directly to the allowance, Ps. 23 from the UDI trusts, Ps. 41 from inflation effects and Ps. 31 from recognizing shared losses with the IPAB, derived from its financial restoration program.

12 – ACQUIRED PORTFOLIOS

As of December 31, 2007 and 2006, the acquired portfolios are comprised as follows:

	2007		2006		Valuation Method
Bancrecer I	Ps.	180	Ps.	286	Interest Method
Bancomer III	164		181		Cash Basis Method
Bancomer IV	679		747		Cash Basis Method
Bital I	292		323		Cash Basis Method
Bital II	103		147		Cash Basis Method
Banamex Mortgage	367		426		Cash Basis Method
Confia III	84		106		Interest Method
GMAC Banorte	144		243		Cash Basis Method
Serfin Comercial I	177		251		Cash Basis Method
Serfin Comercial II	88		161		Interest Method
Serfin Mortgage	247		283		Cash Basis Method
Santander	84		160		Interest Method (Commercial); Cash Basis Method (Mortgage)
Bancomer II	—		1		Cost Recovery Method
Meseta	70		90		Cash Basis Method
Vipesa	10		16		Cash Basis Method
Bancrecer II	—		4		Cost Recovery Method
Goldman Sachs	226		253		Cash Basis Method
Cremi	62		72		Interest Method
Banorte-Sólida	186		200		Interest Method
Bancrecer III	—		6		Cost Recovery Method
BBVA Bancomer	166		191		Interest Method
Banco Unión	87		111		Interest Method
Confia I	107		198		Interest Method
Confia II	137		161		Interest Method
	Ps.	3,660	Ps.	4,617

For the years ended December 31, 2007 and 2006, the Financial Group recognized income related to its purchased portfolios of Ps. 1,326 and Ps. 1,650, together with the corresponding decrease in the value of the purchased portfolios of Ps. 555 and Ps. 621, respectively, the effects of which were recognized in “Other income” in the consolidated statements of income. Assets other than cash that the Financial Group has received as collections on its purchased portfolios have been real property.

The Financial Group performs an analysis based on existing events and available information to estimate the amount of expected future cash flows in order to determine the rate of return used in the valuation method and income recognition of the receivable. If the analysis demonstrates that the expected future cash flows will decrease, it will make an estimate of non-recoverability or difficult collection against the outstanding balance for the amount that such expected cash flows are less than the book value of the receivable.

13 – OTHER ACCOUNTS RECEIVABLE, NET

As of December 31, 2007 and 2006, other accounts receivable balance is as follows:

	2007		2006
Loans to officers and employees	Ps.	1,122	Ps.	1,151
Debtors from liquidation settlement	1,382		3,827
Real property portfolios	1,025		613
Fiduciary rights	2,486		1,778
Sundry debtors	1,494		881
Taxes receivable	20		54
Other	107		57
	7,636		8,361
Allowance for doubtful accounts	(19)		(112)
	Ps.	7,617	Ps.	8,249

14 – FORECLOSED ASSETS, NET

As of December 31, 2007 and 2006, the foreclosed assets balance is as follows:

	2007		2006
Personal property	Ps.	68	Ps.	123
Real property	597		627
Goods pledged for sale	44		50
	709		800
Allowance for losses on foreclosed assets	(324)		(407)
	Ps.	385	Ps.	393

15 – PROPERTY, FURNITURE AND FIXTURES, NET

As of December 31, 2007 and 2006, the property, furniture and fixtures balance is as follows:

	2007		2006
Furniture and equipment	Ps.	4,481	Ps.	3,758
Property intended for offices	5,039		5,195
Installation costs	2,360		1,555
	11,880		10,508
Less - Accumulated depreciation and amortization	(3,782)		(3,609)
	Ps.	8,098	Ps.	6,899

The average estimated useful lives of the Financial Group’s assets subject to depreciation are listed below:

Useful Life
Transportation equipment	4 years
Computer equipment	4.7 years
Furniture and fixtures	10 years
Real estate	From 4 to 99 years

16 – PERMANENT STOCK INVESTMENTS

Investments in unconsolidated subsidiaries and associated companies are valued according to the equity method, as detailed below:

	2007		2006
Transporte Aéreo Técnico Ejecutivo, S. A. de C. V.	Ps.	112	Ps.	116
Seguros Banorte Generali, S. A. de C. V.	932		822
Fondo Solida Banorte Generali, S. A. de C. V., SIEFORE (one and two)	669		657
Pensiones Banorte Generali, S. A. de C. V.	572		499
Fianzas Banorte, S. A. de C. V.	—		144
Banorte Investment funds	112		109
Controladora Prosa, S. A. de C. V.	50		55
Bolsa Mexicana de Valores, S. A. de C. V.	45		39
Servicio Pan Americano de Protección, S. A. de C. V.	29		32
Other	69		71
	Ps.	2,590	Ps.	2,544

As of December 31, 2007 and 2006, the investment in shares of Servicio Pan Americano de Protección, S.A. de C.V. is presented net of an impairment reserve of Ps. 77.

17 – DEFERRED TAXES, NET

The income tax reported by the Financial Group is calculated based on the current tax result and the effects of deferred income taxes calculated based on enacted tax regulations.  Due to temporary differences between accounting and tax balance sheet accounts, the Financial Group has recognized a recoverable net deferred tax asset of Ps. 214 (liability of Ps. 338 in 2006) as detailed below:

	2007						2006
	Temporary						Temporary
	Differences		Deferred Effect				Differences		Deferred Effect
	Base		ISR		PTU		Base		ISR		PTU
Temporary Differences - Assets

Allowance for loan losses	Ps.	174	Ps.	55	Ps.	—	Ps.	130	Ps.	44	Ps.	—
Tax loss carryforwards	5		2		—		315		88		—
Tax loss carryforwards of Uniteller and Banorte USA	37		13		—		—		—		—
Recoverable asset tax (IMPAC)	2		2		—		2		2		—
State tax on deferred assets	5		2		—		—		—		—

Unrealized loss on available for sale securities	29		10		—		83		29		—
Excess of tax over book value of foreclosed assets and fixed assets	802		224		48		714		199		71
PTU	842		236		84		634		178		—
Other	1,809		507		169		1,615		327		61
Total assets	Ps.	3,705	Ps.	1,051	Ps.	301	Ps.	3,493	Ps.	867	Ps.	132
Temporary Differences - Liabilities

Excess of book over tax value of fixed assets	Ps.	591	Ps.	166	Ps.	37	Ps.	979	Ps.	274	Ps.	46
Unrealized capital gain from investments in SIEFORES	146		41		—		136		38		—
ISR payable on UDI trusts	131		37		—		131		36		—
Portfolios acquired	1,751		490		70		2,422		678		97
Reversal of sales costs	39		11		—		53		15		—
Other	784		236		50		458		147		6
Total liabilities	Ps.	3,442	Ps.	981	Ps.	157	Ps.	4,179	Ps.	1,188	Ps.	149

Net deferred tax asset (liability)	Ps.	263	Ps.	70	Ps.	144	Ps.	(686)	Ps.	(321)	Ps.	(17)

Deferred tax					Ps.	214					Ps.	(338)

As discussed in Note 26, as of January 1, 2005, Article 10 and Temporary Article 2 of the Mexican Income Tax Law were amended, whereby the income tax rate was gradually reduced from 30% in 2005 to 29% in 2006 and 28% as of 2007 and thereafter. In accordance with Bulletin D-4, “Accounting for Income Tax, Tax on Assets and Employee Statutory Profit-Sharing”, and the stipulations of INIF 8, based on its financial projections the Financial Group determined that it will continue to incur ISR in the future, Therefore, the enactment of IETU did not have any effects on its consolidated financial information, and the Financial Group continues to only recognize deferred ISR.

18 – OTHER ASSETS

As of December 31, 2007 and 2006, other assets are as follows:

	2007		2006
Plan assets held for employee pension plans	Ps.	2,727	Ps.	2,082
Other amortizable expenses	2,642		3,107
Accumulated amortization of other expenses	(969)		(1,546)
Goodwill	4,134		3,741
Guarantee deposits	—		104
Other	—		63
	Ps.	8,534	Ps.	7,551

As of December 31, 2007, goodwill was comprised of the following: Ps. 34 related to the purchase of Banorte Generali, S.A. de C.V., AFORE; Ps. 2,368 related to the purchase of INB; Ps. 1,525 related to the purchase option representing the remaining 30% of INB’s shares and Ps. 207 for the purchase of Uniteller.  As of December 31, 2006, goodwill was comprised of the following: Ps. 37 related to the purchase of Banorte Generali, S.A. de C.V., AFORE; Ps. 2,330 related to the purchase of INB; Ps. 1,367 relating to the purchase option representing the remaining 30% of INB’s shares and Ps. 7 related to the purchase of Bancrecer, S.A.

19 – DEPOSITS

Liquidity coefficient

The “Investment regime for transactions in foreign currency and conditions to be fulfilled during the term of transactions in such currency”, designed for credit institutions by Banco de México, establishes the mechanism for determining the liquidity coefficient of liabilities denominated in foreign currency.

In accordance with such regime, during 2007 and 2006 the Financial Group generated a liquidity requirement of USD 303,221 thousand and USD 179,305 thousand, respectively, and held investments in liquid assets of USD 490,577 thousand and USD 339,067 thousand, holding a surplus of USD 187,356 thousand and USD 159,762 thousand in the same currency, respectively.

DEPOSITS

The liabilities derived from traditional deposits as of December 31, 2007 and 2006 are made up as follows:

	2007		2006
Immediately due and payable deposits
Checking accounts earning no interest:
Cash deposits	Ps.	45,518	Ps.	37,926
Checking accounts in U.S. dollars for individual residents on the Mexican border	475		414
Demand deposit accounts	2,865		1,961
Checking accounts earning interest:
Other bank checking deposit	33,918		30,195
Savings accounts	167		167
Checking accounts in U.S. dollars for individual residents on the Mexican border	1,931		2,241
Demand deposit accounts	26,197		25,430
Tax payments	—		120
IPAB checking accounts	9		548
	111,080		99,002
Time deposits
General public:
Fixed term deposits	17,462		15,692
Over the counter investments	15,604		16,116
PRLV primary market for individuals	44,735		39,436
PRLV primary market for business entities	1,389		778
Foreign resident deposits	54		63
Provision for interest	164		151
	79,408		72,236
Money market:
Fixed term deposits	1,860		356
Over the counter promissory notes	9,881		2,659
Provision for interest	1,078		1,607
	12,819		4,622
	92,227		76,858
	Ps.	203,307	Ps.	175,860

The funding rates that the Financial Group uses as reference are: a) for Mexican pesos, Interbank Interest Rate (TIIE), Average Cost of Funds (CCP) and; b) for foreign currency, the London Interbank Offered Rate (LIBOR).

These liabilities earn interest depending on the type of instrument and average balance held in the investments. The average interest rates and their currency of reference are shown below:

Immediately due and payable deposits

	2007				2006
Foreign exchange	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Mexican pesos and UDIS	0.88%	0.87%	0.86%	0.86%	0.99%	1.06%	0.99%	0.94%
Foreign currency	0.97%	0.92%	0.85%	0.74%	1.00%	1.11%	1.16%	1.07%
Banorte USA
Demand, NOW and savings	0.43%	0.65%	0.67%	0.50%	—	—	—	0.29%
Money market	4.60%	4.36%	4.23%	3.64%	—	—	—	4.40%

Time deposits

	2007				2006
Foreign exchange	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
General public
Mexican pesos and UDIS	5.32%	5.43%	5.53%	5.19%	5.95%	5.43%	5.40%	5.17%
Foreign currency	2.88%	2.86%	3.00%	2.94%	2.17%	2.73%	2.60%	2.84%
Money market	9.66%	8.69%	7.79%	8.48%	8.52%	8.15%	9.98%	10.19%
Banorte USA
General public	5.04%	5.11%	5.17%	5.12%	—	—	—	4.94%

As of December 31, 2007 and 2006, the terms at which these deposits are traded are as follows:

	2007
	From 1 to 179 days		From 6 to 12 months		More than 1 year		Total
General public
Fixed term deposits	Ps.	11,746	Ps.	2,735	Ps.	2,981	Ps.	17,462
Over the counter investments	15,593		11		—		15,604
PRLV primary market for individuals	44,405		301		29		44,735
PRLV primary market for business entities	1,366		19		4		1,389
Foreign resident deposits	27		4		23		54
Provision for interest	143		21		—		164
	73,280		3,091		3,037		79,408
Money market
Fixed term deposits	—		—		1,860		1,860
Over the counter promissory notes	8,652		—		1,229		9,881
Provision for interest	18		23		1,037		1,078
	8,670		23		4,126		12,819
	Ps.	81,950	Ps.	3,114	Ps.	7,163	Ps.	92,227

	2006
	From 1 to		From 6 to		More than
	179 days		12 months		1 year		Total
General public
Fixed term deposits	Ps.	11,207	Ps.	2,859	Ps.	1,626	Ps.	15,692
Over the counter investments	16,104		12		—		16,116
PRLV primary market for individuals	39,151		258		27		39,436
PRLV primary market for business entities	762		16		—		778
Foreign resident deposits	34		6		23		63
Provision for interest	136		10		5		151
	67,394		3,161		1,681		72,236
Money market
Fixed term deposits	—		—		356		356
Over the counter promissory notes	251		2,408		—		2,659
Provision for interest	—		16		1,591		1,607
	251		2,424		1,947		4,622
	Ps.	67,645	Ps.	5,585	Ps.	3,628	Ps.	76,858

20 – INTERBANK AND OTHER LOANS

Loans received from other banks as of December 31, 2007 and 2006 are as follows:

	Mexican pesos				Denominated in US dollars				Total
	2007		2006		2007		2006		2007		2006
Immediately due
Domestic banks (call money)	Ps.	871	Ps.	—	Ps.	—	Ps.	—	Ps.	871	Ps.	—
Development banking	—		8		—		—		—		8
Public trusts	—		976		—		3		—		979
Provision for interest	—		37		—		2		—		39
	871		1,021		—		5		871		1,026
Short-term
Banco de México	3		—		—		—		3		—
Commercial banking	211		(155)		1,537		282		1,748		127
Development banking	3,869		2,595		1,754		557		5,623		3,152
Public trusts	3,447		2,794		76		18		3,523		2,812
Other agencies	—		—		48		—		48		—
Provision for interest	85		31		26		5		111		36
	7,615		5,265		3,441		862		11,056		6,127
Long-term
Commercial banking	1,084		640		2,661		1,805		3,745		2,445
Development banking	1,381		785		7		12		1,388		797
Public trusts	4,747		6,544		81		64		4,828		6,608
Other agencies	—		—		835		487		835		487
	7,212		7,969		3,584		2,368		10,796		10,337
	Ps.	15,698	Ps.	14,255	Ps.	7,025	Ps.	3,235	Ps.	22,723	Ps.	17,490

These liabilities earn interest depending on the type of instrument and average balance of the loans. The average interest rates are shown below:

	2007				2006
Foreign exchange	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Call money
Mexican pesos and UDIS	7.02%	7.19%	7.21%	7.40%	7.75%	7.40%	7.70%	6.89%

Other bank loans
Mexican pesos and UDIS	7.47%	7.41%	7.26%	7.94%	8.43%	6.71%	6.74%	8.08%
Foreign currency	5.90%	5.76%	5.95%	5.71%	6.27%	6.62%	6.25%	6.01%

The liabilities contracted by Banorte USA accrue interest at an average rate of 4.55%.

21 – OVERNIGHT SECURITIES

As of December 31, 2007 and 2006, overnight securities are comprised as follows:

	2007						2006
	Acquisition cost		Accrued interest		Book value		Book value
Government bonds	Ps.	70	Ps.	—	Ps.	70	Ps.	771
CETES	(29)		(1)		(30)		194
Saving protection bonds (BPAS)	—		—		—		849
Government CBIC	(23)		(7)		(30)		(28)
UMS	—		—		—		24
	Ps.	18	(Ps. 8)		Ps.	10	Ps.	1,810

22 – EMPLOYEE RETIREMENT OBLIGATIONS

The Financial Group recognizes its liabilities for pension plans, seniority premiums and retiree medical benefits by using the projected unit credit method, which considers the benefits accrued at the balance sheet date and the benefits generated during the year.

The amount of accumulated and projected benefits as of December 31, 2007 and 2006, related to the Financial Group’s employee retirement obligations as noted above determined by independent actuaries, is analyzed below:

	2007
	Pension plan		Seniority premiums		Medical services		Total
Projected benefit obligation (PBO)	Ps.	(706)	Ps.	(122)	Ps.	(1,284)	Ps.	(2,112)
Fund market value	740		176		1,016		1,932
Funded status	34		54		(268)		(180)
Transition asset (obligation)	76		(15)		411		472
Unrecognized prior service costs	(31)		(4)		—		(35)
Unrecognized actuarial losses	167		4		190		361
Net projected asset	Ps.	246	Ps.	39	Ps.	333	Ps.	618
Accumulated benefit obligations (ABO)	Ps.	669	Ps.	105	Ps.	—	Ps.	774

	2006
	Pension plan		Seniority premiums		Medical services		Total
Projected benefit obligation (PBO)	Ps.	(705)	Ps.	(111)	Ps.	(1,135)	Ps.	(1,951)
Fund market value	711		152		514		1,377
Funded status	6		41		(621)		(574)
Transition asset (obligation)	86		(16)		440		510
Unrecognized prior service costs	(33)		(4)		—		(37)
Unrecognized actuarial losses	144		2		70		216
Net projected asset	Ps.	203	Ps.	23	Ps.	(111)	Ps.	115
Accumulated benefit obligations (ABO)	Ps.	547	Ps.	78	Ps.	—	Ps.	625

The Financial Group has a net accounting provision of Ps. 4 (net prepaid asset) as a result of transferring personnel from Sólida Administradora de Portafolios, S.A. de C.V. (“Sólida”) to Banorte. Moreover, as of December 31, 2007, a separate fund amounting to Ps. 1,932, (Ps. 1,380 in 2006) has been set aside to meet the above mentioned obligations, in accordance with NIF D-3 and is presented within “Other assets”.

For the years ended December 31, 2007 and 2006, the net periodic pension cost is as follows:

	2007		2006
Service cost	Ps.	68	Ps.	71
Interest cost	100		98
Expected return on plan assets	(82)		(93)
Amortization of unrecognized items:
Transition obligation	32		35
Prior service costs	(2)		(2)
Variations in assumptions	2		18
Actuarial losses	3		—
Period pension cost	Ps.	121	Ps.	127

The rates used in the calculation of the projected benefit obligation and return on plan assets as of December 31, 2007 and 2006 are shown below:

	2007	2006
Discount rate	5.00%	5.50%
Rate of wage increase	1.00%	1.00%
Rate of increase in costs and expenses of other post-retirement benefits	2.00%	2.00%
Expected long-term rate of return on plan assets	6.00%	6.50%

The liability for severance indemnities due to causes other than organization restructuring, which was also determined by independent actuaries, is comprised as follows:

	2007		2006
Projected benefit obligation (PBO)	Ps.	(155)	Ps.	(221)
Fund market value	—		136
Funded status	(155)		(85)
Transition obligation	105		130
Unrecognized actuarial (gains) losses	(3)		31
Net projected liability	Ps.	(53)	Ps.	76

As of December 31, 2007 and 2006, the net periodic pension cost is as follows:

	2007		2006
Service cost	Ps.	24	Ps.	25
Interest cost	7		7
Transition obligation	15		15
Periodic pension cost	Ps.	46	Ps.	47

The balance of the employee retirement obligations presented in this note, refer to the Financial Group’s defined benefit pension plans for those employees that decided to remain enrolled within it.

The labor obligations derived from the defined contribution pension plan do not require an actuarial valuation as established in NIF D-3, because the cost of this plan is equivalent to the Financial Group’s contributions made to the plan’s participants.

23 – SUBORDINATED DEBENTURES

	2007		2006
Senior subordinated nonconvertible debentures, maturing in January 2014, denominated in US dollars, at an interest rate of 5.875%, payable semi-annually with a final principal payment upon maturity (10-year term)	Ps.	3,346	Ps.	3,439
Senior subordinated nonconvertible debentures (BANORTE 02D) maturing in November 2012, at an annual interest rate of 8.0% for the first 10 semi-annual periods and subject to review for the next 10 semi-annual periods, which will not be less than 8% nor greater than 10.0% a year	—		1,265
Senior subordinated nonconvertible debentures, maturing in April 2021, denominated in US dollars, at an interest rate of 6.862%, payable semi-annually with a final principal payment upon maturity (15-year term)	2,215		2,277
Preferred subordinated nonconvertible debentures, maturing in April 2016, denominated in US dollars, at an interest rate of 6.135%, payable semi-annually with a final principal payment upon maturity (10-year term)	4,423		4,550
Preferred subordinated debentures maturing in April 2009, denominated in US dollars, at an interest rate of 2.72%	113		115
Preferred subordinated debentures maturing in June 2034, denominated in US dollars, at an interest rate of 2.75%	113		115
	Ps.	10,210	Ps.	11,761

The costs related to these debentures are amortized over the contractual term of the debt. Interest expense was . Ps. 13 and Ps. 5 in 2007 and 2006, respectively.

24 – TRANSACTIONS AND BALANCES WITH SUBSIDIARIES AND ASSOCIATED COMPANIES

The balances and transactions with subsidiaries and associated companies as of December 31, 2007, 2006 and 2005 are as follows:

	Revenues						Accounts receivable
Institution	2007		2006		2005		2007		2006		2005
Arrendadora Banorte, S. A. de C. V.	Ps.	118	Ps.	99	Ps.	83	Ps.	1,475	Ps.	1,311	Ps.	958
Casa de Bolsa Banorte, S. A. de C. V.	379		491		351		—		—		—
Banco del Centro, S.A.	—		—		1,436		—		—		2,329
Almacenadora Banorte, S. A. de C. V.	7		10		6		—		—		116
Arrendadora y Factor Banorte, S. A. de C. V. (previously Factor Banorte, S. A. de C. V.)	78		67		55		1,026		359		716
Sólida Administradora de Portafolios, S. A. de C. V.	224		213		—		2,399		2,446		—
Inmobiliaria Bra, S.A. de C.V.	—		—		—						2
Créditos Pronegocio, S.A. de C.V.	63		47		21		563		546		310
Banorte USA	1		—		—		3		95		—
Total	Ps.	870	Ps.	927	Ps.	1,952	Ps.	5,466	Ps.	4,757	Ps.	4,431

	Expenses						Accounts payable
Institution	2007		2006		2005		2007		2006		2005
Grupo Financiero Banorte, S. A. B. de C. V.	Ps.	15	Ps.	5	Ps.	8	Ps.	187	Ps.	43	Ps.	68
Arrendadora Banorte, S. A. de C. V.	110		131		32		4		9		15
Casa de Bolsa Banorte, S. A. de C. V.	1,587		1,366		2,453		1		—		—
Banco del Centro, S.A.	—		—		209						416
Banorte Generali, S. A. de C. V., AFORE	—		—		—		1		5		2
Almacenadora Banorte, S. A. de C. V.	2		4		4		7		6		4
Arrendadora y Factor Banorte, S. A. de C. V. (previously Factor Banorte, S. A. de C. V.)	—		—		—		38		17		43
Inmobiliaria Banorte, S. A. de C. V.	60		71		68		106		144		162
Constructora Primero, S. A. de C. V.	26		24		28		91		138		96
Inmobiliaria Bancrecer, S. A. de C. V.	57		52		52		54		65		61
Inmobiliaria Innova, S. A. de C. V.	27		28		21		70		103		116
Inmobiliaria Banormex, S. A. de C. V.	3		4		3		6		4		5
Inmobiliaria Finsa, S. A. de C. V.	7		7		9		22		19		17
Inmobiliaria Bra, S. A. de C. V.	12		11		19		4		3		10
Inmuebles de Occidente, S. A. de C. V.	5		4		4		17		15		12
Inmuebles de Tijuana, S. A. de C. V.	—		—		—		3		3		3
Sólida Administradora de Portafolios, S. A. de C. V.	3		2		—		44		94		—
Créditos Pronegocio, S.A. de C.V.	—		—		1		2		1		1
Administradora de Servicios Profesionales Especializados, S. A. de C. V.	193		154		—		57		29		—
Banorte USA	1		—		—		—		—		—
Total	Ps.	2,108	Ps.	1,863	Ps.	2,911	Ps.	714	Ps.	698	Ps.	1,031

All the balances and transactions with the subsidiaries indicated in Note 3 have been eliminated in consolidation. Furthermore these transactions are supported by transfer pricing studies.

Pursuant to article 73 of the Credit Institutions Law (“LIC”), the loans granted by Banorte to related parties (belonging to the financial sector or not) cannot exceed 75% of the basic portion of their net capital. As of December 31, 2007 and 2006, the amount of the loans granted to related parties is Ps. 5,041 and Ps. 5,833, respectively, representing 27% and 34%, respectively, of the limit established by the LIC.

Loan portfolio sales

Sale of loan portfolio packages between related parties

In February 2003 Banorte sold Ps. 1,925 (nominal value) of its own portfolio (with interest) to its subsidiary Sólida at a price of Ps. 378 (nominal value). Of this transaction, Ps. 1,891 (nominal value) related to past-due amounts and Ps. 64 (nominal value) to the current portfolio. The transaction was recorded based on figures as of August 2002, for which reason the final amount affecting the February 2003 balance sheet was Ps. 1,856 (nominal value), considering the collections made since August 2002. In conjunction with the sold loan portfolio, Ps. 1,577 (nominal value) of the associated allowance for loan losses was transferred as well.

In official letter 601-II-323110 dated November 5, 2003, the Commission set forth the accounting criteria to be applied to this transaction and issued a series of rulings whereby Banorte must provide detailed information on the activities of this transaction throughout its duration, in the understanding that this transaction was a one-time event and not a recurring portfolio transfer procedure.

Pursuant to the foregoing, below is a summary of the activity of the loan portfolio sold to Sólida since August 2002 (at nominal value) and for the year ending December 31, 2006 (at nominal value) and 2007:

	Mexican pesos						Foreign currency						Total
Type of portfolio	Aug 02		Dec 06		Dec 07		Aug 02		Dec 06		Dec 07		Aug 02		Dec 06		Dec 07
Current portfolio
Commercial	Ps.	5	Ps.	1	Ps.	—	Ps.	5	Ps.	—	Ps.	—	Ps.	10	Ps.	1	Ps.	—
Housing mortgage	54		92		77		—		—		—		54		92		77
Total	59		93		77		5		—		—		64		93		77
Past-due portfolio
Commercial	405		400		375		293		131		112		698		531		487
Consumer	81		77		73		—		—		—		81		77		73
Housing mortgage	1,112		523		458		—		—		—		1,112		523		458
Total	1,598		1,000		906		293		131		112		1,891		1,131		1,018
Total portfolio	Ps.	1,657	Ps.	1,093	Ps.	983	Ps.	298	Ps.	131	Ps.	112	Ps.	1,955	Ps.	1,224	Ps.	1,095
Allowance for loan losses (1)
Commercial	326		382		363		246		125		112		572		507		475
Consumer	77		77		73		—		—		—		77		77		73
Housing mortgage	669		486		433		—		—		—		669		486		433
Total allowance for loan loss	Ps.	1,072	Ps.	945	Ps.	869	Ps.	246	Ps.	125	Ps.	112	Ps.	1,318	Ps.	1,070	Ps.	981

(1) Allowances required based on the classification methodology applied in Banorte.

As of December 31, 2007 and 2006, the composition of Banorte’s loan portfolio, including the loan portfolio sold to Sólida, is as follows:

	Mexican pesos				Foreign currency				Total
Type of portfolio	Dec 07		Dec 06		Dec 07		Dec 06		Dec 07		Dec 06
Commercial loans	Ps.	99,311	Ps.	72,579	Ps.	21,791	Ps.	18,976	Ps.	121,102	Ps.	91,555
Consumer loans	27,045		21,352		175		151		27,220		21,503
Housing mortgage loans	35,602		28,159		1,691		789		37,293		28,948
Current portfolio	161,958		122,090		23,657		19,916		185,615		142,006

Commercial loans	1,060		1,023		204		208		1,264		1,231
Consumer loans	1,182		708		—		1		1,182		709
Housing mortgage loans	1,299		1,267		16		4		1,315		1,271
Past-due portfolio	3,541		2,998		220		213		3,761		3,211

Total portfolio	165,499		125,088		23,877		20,129		189,376		145,217
Allowance for loan losses	4,319		4,008		369		639		4,688		4,647
Net portfolio	Ps.	161,180	Ps.	121,080	Ps.	23,508	Ps.	19,490	Ps.	184,688	Ps.	140,570
Allowance for loan losses									124.64%		144.72%
% of past-due portfolio									1.98%		2.21%

25 – INFORMATION BY SEGMENTS

To analyze the financial information of the Financial Group, the data of the most representative segments as of December 31, 2007, 2006 and 2005  is presented.

a. The balances by service line of the Financial Group, without considering the eliminations relative to the consolidation of the financial statements, are as follows:

	2007		2006		2005
Banking sector
Net income	Ps.	6,151	Ps.	5,382	Ps.	5,850
Stockholders’ equity	30,440		24,690		20,295
Total portfolio	188,235		143,992		120,856
Past-due portfolio	2,743		2,037		1,914
Allowance for loan losses	(3,707)		(3,578)		(3,208)
Total net assets	274,361		189,546		197,439

Brokerage sector
Net income	288		191		80
Stockholders’ equity	1,020		736		594
Portfolio balance	180,972		168,949		129,110
Total net assets	1,333		971		972

Savings sector
Net income	736		1,067		827
Stockholders’ equity:	3,962		3,607		2,532
Total net assets	23,701		18,193		14,095

Auxiliary credit organizations sector
Net income	271		256		197
Stockholders’ equity	1,092		1,133		880
Total portfolio	12,222		7,708		7,141
Past-due portfolio	37		42		71
Allowance for loan losses	(339)		(73)		101
Total net assets	Ps.	12,587	Ps.	8,547	Ps.	7,966

b. The current loan portfolio, grouped by economic sector and geographical location, is as follows

2007
Geographical location
Economic sector	North	Central	West	South	Total
Agriculture	Ps.	2,430	Ps.	1,260	Ps.	575	Ps.	681	Ps.	4,946
Mining	117	29	11	30	187
Manufacturing	5,822	4,506	1,660	819	12,807
Construction	4,537	3,366	459	361	8,723
Public utilities	41	4	1	1	47
Commerce	7,415	7,207	2,909	5,020	22,551
Transportation	1,164	5,085	110	205	6,564
Financial services	11,040	13,259	249	2,362	26,910
Communal, social services	2,128	3,757	1,724	621	8,230
Business groups	52	173	3	23	251
Public administration and services	7,195	4,606	1,589	4,461	17,851
International organization services	1	—	—	—	1
USA	—	—	—	—	10,776
Credit card	—	—	—	—	13,882
Consumer	—	—	—	—	13,169
Housing mortgage	—	—	—	—	35,525
Other	—	—	—	—	54
Arrendadora Banorte	—	—	—	—	3,153
Arrendadora y Factor Banorte	—	—	—	—	7,539
Créditos Pronegocio	—	—	—	—	472
Current loan portfolio	Ps.	41,942	Ps.	43,252	Ps.	9,290	Ps.	14,584	Ps.	193,638

	2006
	Geographical location
Economic sector	North		Central		West		South		Total
Agriculture	Ps.	2,216	Ps.	1,349	Ps.	615	Ps.	468	Ps.	4,648
Mining	97		24		12		23		156
Manufacturing	5,775		3,307		1,535		542		11,159
Construction	2,967		2,140		184		296		5,587
Public utilities	48		11		1		1		61
Commerce	4,095		4,603		2,475		3,407		14,580
Transportation	2,731		719		84		99		3,633
Financial services	6,607		6,709		226		1,755		15,297
Communal, social services	4,623		6,105		1,766		587		13,081
Business groups	91		225		3		10		329
Public administration services	3,429		3,298		1,294		2,437		10,458
International organization services	1		—		1		—		2
USA	—		—		—		—		8,827
Credit card	—		—		—		—		9,842
Consumer	—		—		—		—		11,524
Housing mortgage	—		—		—		—		28,065
Other	—		—		—		—		87
Arrendadora Banorte	—		—		—		—		2,784
Arrendadora y Factor Banorte	—		—		—		—		4,270
Créditos Pronegocio	—		—		—		—		576
Current loan portfolio	Ps.	32,680	Ps.	28,490	Ps.	8,196	Ps.	9,625	Ps.	144,966

c. The past-due loan portfolio, grouped by economic sector and geographical location, is summarized as follows:

2007
Geographical location
Economic sector	North	Central	West	South	Total
Agriculture	Ps.	19	Ps.	56	Ps.	7	Ps.	6	Ps.	88
Mining	2	1	—	2	5
Manufacturing	23	100	42	10	175
Construction	7	56	1	13	77
Commerce	87	111	59	37	294
Transportation	4	6	6	3	19
Financial services	2	2	—	1	5
Communal, social services	27	14	2	4	47
USA	—	—	—	—	83
Credit card	—	—	—	—	829
Consumer	—	—	—	—	280
Housing mortgage	—	—	—	—	841
Other past-due loans	—	—	—	—	1
Arrendadora Banorte	—	—	—	—	13
Arrendadora y Factor Banorte	—	—	—	—	25
Créditos Pronegocio	—	—	—	—	112
Past-due loan portfolio	Ps.	171	Ps.	346	Ps.	117	Ps.	76	Ps.	2,894

2006
Geographical location
Economic sector	North	Central	West	South	Total
Agriculture	Ps.	14	Ps.	35	Ps.	7	Ps.	3	Ps.	59
Mining	2	2	—	—	4
Manufacturing	27	64	46	6	143
Construction	6	36	3	3	48
Commerce	77	94	54	20	245
Transportation	3	10	5	—	18
Financial services	2	6	—	—	8
Communal, social services	12	14	2	2	30
USA	—	—	—	—	100
Credit card	—	—	—	—	372
Consumer	—	—	—	—	258
Housing mortgage	—	—	—	—	744
Other past-due loans	—	—	—	—	7
Arrendadora Banorte	—	—	—	—	23
Arrendadora y Factor Banorte	—	—	—	—	19
Créditos Pronegocio	—	—	—	—	60
Past-due loan portfolio	Ps.	143	Ps.	261	Ps.	117	Ps.	34	Ps.	2,138

d. Deposit accounts grouped by product and geographical location are as follows:

2007
Geographical location
Product	Monterrey	Mexico City	West	Northwest	Southeast	Treasury and other	Foreign	Total
Non-interest bearing checking accounts	Ps.	11,579	Ps.	14,424	Ps.	4,359	Ps.	5,381	Ps.	5,988	Ps.	137	Ps.	—	Ps.	41,868
Interest bearing checking accounts	8,051	19,999	3,061	4,507	5,528	80	—	41,226
Savings accounts	2	1	—	—	—	—	—	3
Current account in pesos and preestablished	3,077	3,859	1,224	2,028	2,145	102	—	12,435
Non-interest bearing demand deposits, USD	442	349	73	797	262	(3)	3,106	5,026
Interest bearing demand deposits, USD	2,263	937	304	2,056	320	(1)	4,471	10,350
Savings accounts in USD	164	164
Over the counter promissory notes	10,741	18,845	4,743	4,830	6,962	1,243	—	47,364
Time deposits, USD	2,326	3,401	1,563	1,521	1,115	14	7,577	17,517
Money desk customers	5,516	5,131	1,806	1,392	1,217	15,062
Financial intermediaries	—	—	—	—	—	12,283	—	12,283
FOBAPROA checking accounts bearing interest	9	—	—	—	—	—	—	9
Total deposits	Ps.	44,006	Ps.	66,946	Ps.	17,133	Ps.	22,512	Ps.	23,537	Ps.	13,855	Ps.	15,318	Ps.	203,307

2006
Geographical location
Product	Monterrey	Mexico City	West	Northwest	Southeast	Treasury and other	Foreign	Total
Non-interest bearing checking accounts	Ps.	10,186	Ps.	12,348	Ps.	3,772	Ps.	4,732	Ps.	5,080	Ps.	98	Ps.	—	Ps.	36,216
Interest bearing checking accounts	7,343	15,896	2,890	4,287	4,834	91	—	35,341
Savings accounts	2	1	—	—	—	—	—	3
Current account in pesos and preestablished	2,722	3,439	1,098	1,812	1,907	67	—	11,045
Non-interest bearing demand deposits, USD	230	254	99	683	129	—	3,023	4,418
Interest bearing demand deposits, USD	2,339	1,036	415	2,272	208	(2)	4,482	10,750
Savings accounts in USD	—	—	—	—	—	—	164	164
Over the counter promissory notes	9,298	16,743	4,181	4,023	5,966	—	—	40,211
Time deposits, USD	2,005	2,783	1,326	1,235	765	15	7,626	15,755
Money desk customers	5,382	6,162	1,866	1,311	1,303	—	—	16,024
Financial intermediaries	—	—	—	—	—	3,628	—	3,628
FOBAPROA checking accounts bearing interest	546	—	—	—	—	1,759	—	2,305
Total deposits	Ps.	40,053	Ps.	58,662	Ps.	15,647	Ps.	20,355	Ps.	20,192	Ps.	5,656	Ps.	15,295	Ps.	175,860

26 – TAX ENVIRONMENT

Income tax and asset tax regime

In accordance with Mexican tax law, the Financial Group and its subsidiaries are subject to ISR, and through 2007, to IMPAC. ISR is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the gain or loss from monetary position. As of 2007, the tax rate is 28% and in 2006 it was 29%. Due to changes in the tax legislation, effective January 1, 2007, taxpayers who file tax reports and meet certain requirements may obtain a tax credit equivalent to 0.5% or 0.25% of taxable income.

In 2007, IMPAC was calculated by applying 1.25% to the value of the assets of the year, without deducting any debt amounts. Through 2006, IMPAC was calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities, including liabilities payable to banks and foreign entities. IMPAC is payable only to the extent that it exceeded ISR payable for the same period.

Any payment made can be recovered against the amount by which ISR exceeds IMPAC over the next ten fiscal years. In 2007 and 2006, the Financial Group incurred and paid ISR.

Book to tax reconciliation

The principal items affecting the determination of the current tax expense of the Financial Group were the annual adjustment for inflation, the deduction of the allowance for loan losses, up to 2.5% of the average loan portfolio and the valuation of financial instruments.

PTU

The Financial Group determines employee statutory profit sharing based on the criteria established in the guidelines set forth by the Mexican Constitution.

Business Flat Tax

On October 1, 2007, the Business Flat Tax Law (“LIETU”) was enacted and went into effect on January 1, 2008.  In addition, the Tax Benefits Decree and the Third Omnibus Tax Bill were published on November 5 and December 31, 2007, respectively, clarifying or expanding the transitory application of the law regarding transactions carried out in 2007 that will have an impact in 2008.  IETU applies to the sale of goods, the provision of independent services and the granting of use or enjoyment of goods, according to the terms of the LIETU, less certain authorized deductions.  IETU payable is calculated by subtracting certain tax credits from the tax determined.  Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008.  LIETU establishes that the IETU rate will be 16.5% in 2008, 17% in 2009, and 17.5% as of 2010.  The Asset Tax Law was repealed upon enactment of LIETU; however, under certain circumstances, IMPAC paid in the ten years prior to the year in which ISR is paid, may be refunded, according to the terms of the law.   In addition, as opposed to ISR, a parent and its subsidiaries will incur IETU on an individual basis.

27 – STOCKHOLDERS’ EQUITY

At the Stockholders’ Ordinary General Meetings held on March 30, 2007 and October 3, 2007, the following resolutions were adopted, among others:

a)              To transfer the profits from 2006 equal to Ps. 6,185 (nominal value) to earnings from prior years, and increase the legal reserve by Ps. 306 equivalent to 5% of net income for the year.

b)             Declare cash dividends for Ps. 917.

The Financial Group’s stockholders’ equity as of December 31, 2007, 2006 and 2005 is comprised as follows:

	Number of shares with a nominal value of Ps. 3.50
	2007	2006	2005
	Paid-in Capital	Paid-in Capital	Paid-in Capital
“O” Series	2,002,718,738	2,018,347,548	2,018,554,148

	Historical Amounts
	2007		2006		2005
	Paid-in Capital		Paid-in Capital		Paid-in Capital
“O” Series	Ps.	7,009	Ps.	7,064	Ps.	7,065
Restatement in pesos as of December 31, 2007	4,956		4,956		4,956
	Ps.	11,965	Ps.	12,020	Ps.	12,021

As mentioned in Note 4 to the consolidated financial statements, the result of retroactively incorporating the effects of the changes in the accounting criteria to the 2006 figures led to a Ps. 70 increase in 2006 net income, a Ps. 578 decrease in RETANM mainly due to the fair value adjustment related to derivative instruments held by Banorte, and a Ps. 15 decrease in minority interest, which were stated under “Changes in accounting principles” in the Consolidated Statement of Changes in Stockholders’ Equity for 2006.

Such effects are included only for purposes of comparability and to avoid any distortion in the information related to changes in the 2007 stockholders’ equity balances, the Financial Group’s accounting records reflected the change in accounting principles in 2007.

Restrictions on profits

Stockholders’ equity distributions, except restated paid-in capital and tax retained earnings, will be subject to a tax payable by the Financial Group at the rate in effect when the dividend is distributed. Any tax paid on such distribution may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment against the year’s tax and its partial payments.

The Financial Group’s net profit is subject to the requirement that at least 5% of net income of each year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value. The legal reserve may not be distributed to the stockholders during the life of the Financial Group, except in the form of a stock dividend.

Share based payments

Banorte offers share option plans to key officers so they may acquire shares in the Financial Group. Banorte set up trusts to manage such plans and contributes the necessary funds so that shares can be purchased from the market when each plan is established.

The Commission issued official letter 601-II-9477 instructing Banorte to record its contributions to the trusts as a deferred asset. In 2007 the Financial Group reclassified the shares held by the trusts to treasury shares, which resulted in a net reduction of Ps. 55 to capital stock and Ps. 590 to additional paid-in capital.

Capitalization ratio (regarding Banorte, the Financial Group’s main subsidiary)

The capitalization rules for financial institutions establish requirements for specific levels of net capital, as a percentage of assets subject to both market and credit risk.

The information for the year ended December 31, 2007 sent to Banco de México for review is shown below.

The capitalization ratio of Banorte as of December 31, 2007 was 13.80% of total risk (market and credit), and 19.43% of credit risk, which in both cases exceeded the current regulatory requirements.

The amount of net capital, divided by basic and complementary capital, is detailed below (these figures may differ from those in the basic financial statements):

Net capital as of December 31	2007

Stockholders’ equity	Ps.	30,130
Subordinated debentures and capitalization instruments	2,215

Deduction of investment in subordinated instruments	257
Deduction of investments in shares of financial entities	5,664
Deduction of investments in shares of non-financial entities	1,143
Deduction of intangibles and expenses or deferred costs	338
Basic capital	24,943
Debentures and capitalization instruments	7,769
Allowance for loan losses	998
Complementary capital	8,767

Net capital	Ps.	33,710

Characteristics of the subordinated debentures:

Concept	Issuance amount		Maturity	Basic capital proportion	Complementary capital proportion
Complementary capital debentures 2004	Ps.	3,346	17/02/2014	0%	100%
Complementary capital debentures 2006	4,424		13/10/2016	0%	100%
Basic capital debentures 2006	2,215		13/10/2021	100%	0%

Assets subject to risk are detailed below:

Assets subject to market risk

Concept	Positions weighted by risk		Capital requirement
Transactions in Mexican pesos with nominal interest rates	Ps.	49,599	Ps.	3,968
Transactions with debt instruments in Mexican pesos with interest and reset rates	13,896		1,112
Transactions in Mexican pesos with real interest rates or in UDIS	1,741		139
Transactions in UDIS or with yields referenced to the National Consumer Price Index	12		1
Transaction in foreign currency with nominal interest rates	1,930		155
Exchange transactions	1,003		80
Transactions involving shares	328		26
Total	Ps.	68,509	Ps.	5,481

Assets subject to credit risk

Concept	Assets weighted by risk		Capital requirement
Group II (weighted at 20%)	Ps.	12,582	Ps.	1,006
Group II Other (weighted at 10%)	23		2
Group III (weighted at 100%)	145,910		11,673
Group III Other (weighted at 11.5%)	42		3
Group III Other (weighted at 50%)	539		43
Group III Other (weighted at 115%)	3,488		279
Group III Other (weighted at 150%)	3,059		245
Sum	165,643		13,251
For permanent shares, furniture and real property, and advance payments and deferred charges	7,862		629
Total	Ps.	173,505	Ps.	13,880

28 – FOREIGN CURRENCY POSITION

As of December 31, 2007 and 2006, the Financial Group holds certain assets and liabilities in foreign currency, mainly in US dollars, converted at the exchange rate issued by Banco de México of Ps. 10.9157 and Ps. 10.8116 per USD $1.00, respectively, as shown below:

	Thousands of USD
	2007		2006
Assets	4,946,554		4,287,773
Liabilities	4,563,009		3,995,056
Net asset position in US dollars	383,545		292,717
Net asset position in Mexican pesos	Ps.	4,187	Ps.	3,165

29 – POSITION IN UDIS

As of December 31, 2007 and 2006, the Financial Group holds certain assets and liabilities denominated in UDIS, converted to Mexican pesos based on the current equivalency of Ps. 3.932983 and Ps. 3.788954, per UDI, respectively, as shown below:

	Thousands of UDIS
	2007		2006
Assets	171,932		146,081
Liabilities	94,163		103,296
Net asset position in UDIS	77,769		42,785
Net asset position in Mexican pesos	Ps.	306	Ps.	162

30 – EARNINGS PER SHARE

Earnings per share is the result of dividing net income by the weighted average of the Financial Group’s shares in circulation.

The results for the years ended December 31, 2007, 2006 and 2005 are shown below:

	2007					2006		2005
	Net income		Weighted average shares	Earnings per share		Earnings per share		Earnings per share
Net income per share	Ps.	6,810	2,018,167,791	Ps.	3.3744	Ps.	3.0981	Ps.	3.1007

31 – RISK MANAGEMENT (unaudited)

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

The CPR is composed of regular members of the Board of Directors, the Managing Director of the Financial Group, the Corporative Director, the General Director of Comprehensive Risk Management, the General Director of Banking, Savings and Welfare, and the General Director of the Brokerage House, as well as the General Director of Internal Audit, who has the right to speak but not to vote.

To adequately carry out its duties, the CPR performs the following functions, among others:

1.               Propose for the approval of the Board of Directors:

•                  The objectives, guidelines and policies for comprehensive risk management.

•                  The global limits for risk exposure.

•                  The mechanisms for implementing corrective measures.

•                  The special cases or circumstances in which the global and specific limits may be exceeded.

2.               Approve and review at least once a year:

•                  The specific limits for discretionary risks, as well as tolerance levels for nondiscretionary risks.

•                  The methodology and procedures to identify, measure, oversee, limit, control, report and disclose the different kinds of risks to which the Financial Group is exposed.

•                  The models, parameters and scenarios used to perform the valuation, measurement and control of risks proposed by the Comprehensive Risk Management Unit.

3.               Approve:

•                  The methodologies for identification, valuation, measurement and control of risks of the new operations, products and services which the Financial Group intends to introduce into the market.

•                  The corrective measures proposed by the Comprehensive Risk Management Unit.

•                  The manuals for comprehensive risk management.

4.               Appoint and remove the person responsible for the Comprehensive Risk Management Unit, who is ratified by the Board of Directors.

5.               Inform the Board, at least every quarter, of the exposure to risk and its possible negative effects, as well as follow up on limits and tolerance levels.

6.               Inform the Board of the corrective measures implemented.

32 – COMPREHENSIVE RISK MANAGEMENT UNIT (UAIR) (unaudited, regarding Banorte, the Financial Group’s main subsidiary)

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

The DGAR focuses Comprehensive Risk Management efforts through four different departments:

•                  Credit Risk Management,

•                  Market Risk Management,

•                  Operating Risk Management, and

•                  Risk Policy Management.

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

The Financial Group has segmented risk assessment and management into the following headings:

Credit Risk: Volatility of income due to the creation of allowances for impairment of credits and potential credit losses due to nonpayment by a borrower or counterpart.

Market Risk: Volatility of revenues due to changes in the market affect the valuation of the positions from operations involving assets, liabilities or generating contingent liabilities, such as: interest rates, exchange rates, price indexes, etc.

Liquidity Risk: Potential loss derived from the impossibility of renewing debts or contracting others under normal conditions for the Financial Group, due to the anticipated or forced sale of assets at unusual discounts to meet its obligations.

Operating Risk: Loss resulting from lack of adaptation or failure in processes, personnel, internal systems or external events. This definition includes Technological Risk and Legal Risk. Technological Risk groups includes all potential losses from damage, interruption, alteration or failures derived from the use of or dependence on hardware, software, systems, applications, networks and any other information distribution channel, while Legal Risk involves the potential loss from penalties for noncompliance with legal and administrative regulations or the issuance of adverse final court rulings in relation to the operations performed by the Financial Group.

Credit risk

Credit Risk is the risk that the customers will not comply with their payment obligations; therefore, adequate risk management is essential to maintain a high quality loan portfolio.

The Financial Group’s credit risk management objectives are as follows:

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

The Target Markets and Risk Acceptance Criteria are tools which, together with the Internal Risk Rating (CIR), form part of the credit strategy of the Financial Group and support the estimate of the credit risk level.

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

The CIR Banorte is in line with the “General Regulations Applicable to the Classification Methodology for the Loan Portfolio of Credit Institutions” issued by the Commission on December 2, 2005. The CIR Banorte has been certified by the Commission and by an international external auditor since 2001.

The CIR Banorte is applied to a commercial portfolio equal to or exceeding an amount equivalent in Mexican pesos to 4 million UDIS at the classification date.

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

Apart from considering loan exposure, the methodology takes into account the probability of default, the recovery level associated with each customer and the sorting of the borrowers based on the Merton model. The probability of default is the probability that a borrower will not comply with its debt obligation to the Financial Group on the terms and conditions originally agreed. The probability of default is based on the transition matrixes which the Financial Group calculates as of the migration of the borrowers to different risk classification levels. The recovery level is the percentage of the total exposure that is expected to be recovered if the borrower defaults on its obligations. The sorting of the borrowers based on the Merton model is intended to tie the future behavior of the borrower to credit and market factors on which, using statistical techniques, the borrower’s “credit health” depends.

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

As of December 31, 2007, the total portfolio of Banorte is Ps. 179,724. The expected loss represents 1.8% and the unexpected loss represents 3.3% of the total operating portfolio. The average expected loss was 1.8% for the period between October and December 2007.

Risk Diversification

In December 2005, the Commission issued the “General Rules for Risk Diversification in Performing Asset and Liability Transactions Applicable to Credit Institutions”.

These regulations require that the Financial Group perform an analysis of the borrowers and/or loans they hold to determine the amount of their “Common Risk”. Also, the Financial Group must have the necessary documentation to support that a person or group of persons represents a common risk in accordance with the assumptions established under such rules.

In compliance with the risk diversification rules for asset and liability transactions, the following information is provided below:

Basic capital as of September 30, 2007	Ps.	25,150

I. Financing whose individual amount represents more than 10% of basic capital:

Credit transactions
Number of financings	1
Amount of financings taken as a whole	Ps.	3,756
% in relation to basic capital	15%

Money market transactions
Number of financings	2
Amount of financings taken as a whole	Ps.	8,961
% in relation to basic capital	36%

II. Maximum amount of financing with the 3 largest debtors and common risk groups	Ps.	17,290

Market risk

Value at risk

The exposure to market risk is determined through the calculation of the Value at Risk (“VaR”). The meaning of the VaR under this method is the potential one day loss which could be generated in the valuation of the portfolios at a given date. This methodology is used both for the calculation of market risk and for the establishment and control of internal limits.

The Financial Group applies the nonparametric historical simulation method to calculate the VaR, considering for such purpose a 99% confidence level, using the 500 immediate historical scenarios, multiplying the result by a security factor that fluctuates between 3 and 4 depending on the annual Back Testing results calculated on the previous quarter, considering 10 days to dispose of the risk portfolio in question. These measures insure that unforeseen volatiles are considered in the main risk factors that affect such portfolios.

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

The average VaR for financial instruments portfolio was Ps. 2,168 for the last quarter of 2007.

Millions of Mexican pesos	4Q06		1Q07		2Q07		3Q07		4Q07
VaR Banorte*	Ps.	1,480	Ps.	1,773	Ps.	2,072	Ps.	2,050	Ps.	2,168
Banorte net capital**	30,535		30,363		31,627		34,086		33,710
VaR / net capital Banorte	4.85%		5.84%		6.55%		6.01%		6.43%

*   Quarterly average

** Sum of net capital at the close of the quarter

Also, the average of the VaR for the risk factor of the portfolio of instrument described for the Financial Group behaved as follows during the fourth quarter of 2007:

Risk factor
Domestic interest rate	Ps.	2,088
Foreign interest rate	134
Exchange rate	80
Capital	20
Foreign currency bond prices	84
Total VaR	Ps.	2,168

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

Retrospective analysis

To validate the effectiveness of the measurements of the calculation of the daily VaR as a measurement of market risk, the retrospective analysis is updated each week. This analysis makes it possible to compare the estimated results through the VaR with the actual results generated.

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

Liquidity and balance sheet risk

In order to provide a measurement of liquidity risk in the Financial Group and provide follow-up consistently, the Financial Group relies on the use of financial ratios, which include the Liquidity Ratio (Cur Assets/Liquid Liabilities), which consider among the liquid assets the cash and cash equivalents, trading securities and available for sale securities, whereas the liquid liabilities include immediate demand deposits, immediate demand interbank loans and short-term loans. The liquidity ratio at the end of the fourth quarter of 2007 is 50.9%, while the average during the quarter is 57.3%, as shown below:

	End of quarter
	4Q06		1Q07		2Q07		3Q07		4Q07
Liquid assets	Ps.	64,013	Ps.	58,475	Ps.	61,668	Ps.	58,549	Ps.	59,540
Liquid liabilities	Ps.	98,883	Ps.	96,210	Ps.	108,975	Ps.	101,628	Ps.	116,879
Liquidity ratio	64.7%		60.8%		56.6%		57.6%		50.9%

	Average
	4Q06		1Q07		2Q07		3Q07		4Q07
Liquid assets	Ps.	58,764	Ps.	55,854	Ps.	51,814	Ps.	51,177	Ps.	56,520
Liquid liabilities	Ps.	87,371	Ps.	89,740	Ps.	90,388	Ps.	93,613	Ps.	98,706
Liquidity ratio	67.3%		62.2%		57.3%		54.7%		57.3%

Average calculation considering the liquidity ratio’s weekly estimates

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

Operating risk

As of January 2003, the Financial Group established a formal operating risk department denominated “Operating Risk Management Department” (ARO) as part of its Risk Management Strategy.

The Financial Group defines Operating Risk as the potential loss due to failures or deficiencies in internal controls because of operation processing and storing or in data transfer, and adverse administrative and judicial rulings, frauds or theft (this definition includes Technology and Legal Risk).

Operating Risk Management’s objectives are: a) to enable and support the organization to reach its institutional objectives through operating risk prevention and management; b) to insure that the existing operating risks and the required controls are duly identified, evaluated and aligned with the organization’s risk strategy; and c) to insure that operating risks are duly quantified in order to assign the proper capital for operating risk.

Operating Risk Management’s Cornerstones

I.                       Policies, objectives and guidelines

The Financial Group has documented the Operating Risk policies, objectives, guidelines, methodologies and responsible areas.

The Operating Risk Department works closely with the Controllership Department to promote effective Internal Control that defines the proper procedures and controls to mitigate Operating Risk. The Internal Audit department follows up on compliance.

Regulations control, as part of the internal control system, performs the following risk-mitigating activities: a) internal control validation; b) institutional regulations management and control; c) monitoring of operating process internal control by means of control indicator reports submitted by the process controllers in the various areas; d) money-laundering prevention process management; e) regulatory provisions controls and follow-up; and f) analysis and assessment of operating processes and projects with the participation of the directors in each process in order to insure proper internal control.

II.                   Quantitative and qualitative measuring tools

Operating Losses Database

To record operating loss events, a system has been developed internally known as the “Operating Loss and Events Capture System” (SCERO). This system enables the central information supplier areas to directly record such events online, which are classified by type of event in accordance with the following categories (in line with the Basle II Agreement proposals):

Types of events	Description
Internal fraud	Actions intended to defraud, illegally seize ownership or evade the regulations, law or policies of the Institution involving at least one internal party.
External fraud	Actions taken by third parties intended to defraud, illegally seize ownership or evade the law.
Labor relations	Actions inconsistent with laws or employment, health or safety agreements, or which result in the payment of claims for damages to personnel or discrimination claims.
Practices with customers	Negligence or unintentional breaches which prevent compliance with professional obligations with customers or due to the nature or design of a product or service.
Damage to assets	Damage or loss to physical assets due to natural disasters or other events.
System failure	Interruption in business activities due to information systems failures.
Execution, delivery and processes	Failures in processing of transactions or in process management and in relations with counterparties and supplier.

This historical database provides the statistics of the operating events experienced by the Financial Group in order to be able to determine the respective trends, frequency, impact and distribution. Furthermore, the database will serve to calculate capital requirements for advanced models in the future.

Legal and tax contingencies database

For the recording and follow-up of legal, administrative and tax issues that may arise from adverse irreversible ruling, an internal system called “Legal Risk Issues Monitoring System” (SMARL) was developed. This system enables the central data supplying areas to record such events directly and on-line, which are then classified by company, sector and legal issue, among others.

As part of the Financial Group’s Legal Risk management initiative, legal and tax contingencies are estimated by the attorneys that process the issues based on an internal methodology. This makes it possible to create the necessary book reserve to face such estimated contingencies.

Risk management model

The Financial Group and its subsidiaries have defined objectives, which are achieved through different plans, programs and projects. Compliance with such objectives may be adversely affected due to operating risks, for which reason a methodology must be in place to manage them within the organization. Consequently, operating risk management is now an institutional policy defined and supported by senior management.

To perform Operating Risk Management, each of the operating risks involved in the processes must be identified in order to analyze them. In this regard, the risks identified by Regulations Control are recorded in a risk matrix and processed to eliminate or mitigate them (trying to reduce their severity or frequency) and to define the tolerance levels, as applicable. A new Operating Risk Management Model and the technology tool for its implementation are currently being developed.

III.               Calculating capital requirement

On November 23, 2007, the Official Gazette of the Federation published the Operating Risk Capitalization Rules that set forth a Basic Model (applicable to banking in Mexico as of January 2008). The Financial Group is currently applying this new methodology to calculate Operating Risk Capital Requirements.

IV.              Information and reporting

The information generated by the databases and the management model is processed regularly in order to report the main operating events detected, trends, identified risks (risk matrix) and the mitigating strategies to the Risk Policy Committee and the Board of Directors. The status of the principal initiatives for Operating Risk mitigation implemented by the different areas of the organization is also reported.

On the other hand, an internal methodology is in place that estimates the operating losses (based on the average of historical losses over the last 36 months that affected the Financial Group). Based on this methodology, the Financial Group’s Operating Risk consequences and losses is estimated at Ps. 17 a month (for the next 3 months).

Technology risk

It is defined as the potential loss due to damage, interruption, alteration or failures in the use of or dependence on hardware, software, IT systems, applications, networks and any other data distribution channel for rendering services to customers. Technology risk forms an inherent part of Operating Risk, for which reason its management is performed throughout the entire organization

To address Operating Risk associated with data integrity, the “Integrity Committee” was created. Its objectives include aligning data security and control efforts to a prevention approach, defining new strategies, policies, processes or procedures and solving data security issues that affect or may affect the Financial Group’s assets.

The Financial Group performs the functions for Technology Risk Management set forth by the Commission under the guidelines established by the institutional regulations and the Integrity Committee.

To address the Operating Risk caused by high impact external events, the Financial Group has a Business Continuity Plan (BCP) and Business Recovery Plan (BRP) based on a same-time data replication system at an alternate computer site. This guarantees the back-up and recovery of critical applications in the event of an operating contingency.

Legal risk

Legal risk is defined as the potential loss due to noncompliance with applicable legal and administrative provisions, adverse administrative and judicial rulings, and imposed penalties.

The Legal Risk must be measured as an inherent part of Operating Risk in order to understand and estimate its impact. Therefore, those legal issues which result in actual operating losses in the SMARL system are recorded in the SCERO in accordance with a predetermined classification.

Based on the statistics of the current legal issues and real loss events, the Financial Group can identify specific legal or operating risks, which are analyzed in order to eliminate or mitigate them in an attempt to reduce or limit their future occurrence or impact.

33 – MEMORANDUM ACCOUNTS

	2007		2006
Bank customers (current accounts)	Ps.	11	Ps.	11
Settlement of customer transactions	58		436
Customer valuables received in custody	180,385		168,950
Customer repurchase agreements	21,803		22,864
Customer call options transactions	146		—
Managed trusts	3,048		2,873
	Ps.	205,451	Ps.	195,134
Other contingent assets and liabilities	Ps.	279	Ps.	272
Credit commitments	2,365		2,368
Deposits of assets	1,541		1,231
Financial Group securities delivered into custody	610		212
Financial Group government securities held in custody	147		303
Assets in trusts or under mandate	101,632		87,560
Managed assets in custody	117,167		94,210
Investment banking transactions on account of third parties (net	91,329		96,246
Past-due loan portfolio accrued but not collected interest	102		51
	Ps.	315,172	Ps.	282,453
Securities to be received in repurchase agreements	Ps.	216,233	Ps.	205,909
Less: Creditor repurchase agreement	(216,708)		(206,128)
	Ps.	(475)	Ps.	(219)
Repurchase agreement from debtors	Ps.	21,502	Ps.	20,261
Less: Securities to be received in repurchase agreements	(21,484)		(20,260)
	Ps.	18	Ps.	1

34 – COMMITMENTS

As of December 31, 2007 and 2006, the Financial Group had the following contingent obligations and commitments:

•                  Other contingent obligations totaling Ps. 2,644 (Ps. 2,640 in 2006), which are recorded in memorandum accounts.

•                  Certain real property and operating equipment are leased. The leases establish periodic rental adjustments based on changes in different future economic factors. Total property lease payments for the periods ended December 31, 2007 and 2006, were Ps. 171 and Ps. 167, respectively. Total operating equipment rental payments for the periods ended December 31, 2007 and 2006, were Ps. 24 and Ps. 61, respectively.

35 – CONTIGENCIES

As of December 31, 2007, there are lawsuits filed against the Financial Group in civil and business court cases. However, the Financial Group’s attorneys consider that the claims filed are unsubstantiated and, in the event of an adverse ruling, they would not significantly impact the Financial Group’s consolidated financial position. A reserve of Ps. 119 is recorded to cover such contentious matters.

Furthermore, contingencies may arise due to differences in taxes derived from a potential review of the tax returns filed by the Financial Group and differences in the interpretation of legal provisions between the Financial Group and the tax authorities.

36 – SAVINGS PREVENTIVE AND PROTECTION MECHANISM

The objective of the Institute for the Protection of Bank Savings (IPAB) is to protect the deposits of small customers and thereby contribute to maintaining the financial system’s stability and the proper functioning of the payments systems.

According to the Law of Bank Savings Protection (LPAB), the IPAB manages a bank savings protection system that guarantees the payment of bank deposits or loans or credits to Full Service Banking Institution up to an amount equivalent to 400 thousand UDIS per individual or business entity, regardless of the number or type of such obligations in the customer’s favor and charged to a single bank.

On July 30, 2007, general rules were issued for addressing joint accounts or those in which there is more than one account holder, referred to in article 14 of the LPAB, as well as the rules banks must observe for classifying information relative to transactions associated with guaranteed obligations.

The IPAB plays a major role in the implementation of the LPAB resolutions methods and the Law of Credit Institutions (LIC) as timely and adequate mechanisms for salvaging and liquidating Full Service Banking Institutions in financial trouble that may affect their solvency. The purpose is to provide maximum protection to the public while minimizing the negative impact that salvaging an institution may have on other in the banking system.

During 2007 and 2006, the amount of contributions to the IPAB payable by Banorte for fees amounted to Ps. 774 and Ps. 684, respectively.

37 – MERGER OF SUBSIDIARIES

At the Financial Group’s Extraordinary Stockholders’ meeting held on October 3, 2007 it was authorized to merge Arrendadora y Factor Banorte, S.A. de C.V. with Arrendadora Banorte, S.A. de C.V., whereby the former was the merged entity and the latter the merging entity that took on the merged entity’s name. The merger  will become effective as of January 31, 2008 and was driven by the following benefits: maximized operating efficiencies; enhanced capital consolidating leverage; sustaining high ratings by rating agencies; and improved lines of credit with financial institutions.

38 – ISSUANCE OF SUBORDINATED DEBENTURES

At the Banorte General Extraordinary Stockholders’ meeting, held on February 22, 2008, it was approved, pending the corresponding authorizations and inscriptions, to subsequently issue subordinated debentures in a public offerings up to Ps. 15,000.

The subordinated debentures may be preferred or non-preferred and, in both cases, nonconvertible.

The funds generated by issuing the subordinated securities will be used for general corporate purposes.

The program will be effective for 5 years once the Commission authorizes it. Each issue made under such program will have its own interest rate, term, and dates of payment, among other features.

39 – STRATEGIC ALLIANCE

Grupo Financiero Banorte, S.A.B. de C.V. and Controladora Comercial Mexicana, S.A.B. de C.V. (CCM) announced that CCM and Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte (Banorte) have signed a letter of intent dated February 25, 2008 to establish a strategic alliance to provide financial services to customers of the following stores: Mega, Comercial Mexicana, Bodega Comercial Mexicana, Sumesa, Alprecio and City Market.

This alliance is subject to the conclusion of the current alliance between CCM and Cetelem and to the authorization of the SHCP and other corresponding authorities.

CCM and Banorte intend to create a new company as a Full Service Regulated Financial Corporation, (SOFOM). CCM will hold 51% of the SOFOM’s stockholders’ equity while Banorte will have the remaining 49%. The SOFOM will have a capital of up to Ps. 1,300. Operations are scheduled to begin in the second half of 2008.

40 – DIFFERENCES BETWEEN MEXICAN BANKING GAAP AND MEXICAN FINANCIAL REPORTING STANDARDS

The Financial Group’s consolidated financial statements are prepared in accordance with the Accounting Practices established by the Commission (“Mexican Banking GAAP”), which differ in certain respects from Mexican Financial Reporting Standards (“MFRS”).

As a result of the accounting changes applied retrospectively for presentation purposes by the Financial Group as described in Note 4, the 2006 and 2005 reconciliations also reflect such retrospective effects given that the consolidated stockholders’ equity and net income under Mexican Banking GAAP have been adjusted for presentation purposes in order for them to be comparative with the 2007 financial statement presentation.

The principal differences and the effect on consolidated net income and consolidated stockholders’ equity are presented below with an explanation of the adjustments:

Reconciliation of stockholders’ equity:

	December 31,
	2007		2006
Stockholders’ equity under Mexican Banking GAAP	Ps.	34,156	Ps.	28,026

Adjustments:
Loan loss reserves (See B)	(192)		(136)
Loan origination fees and costs (See A)	176		289
Foreclosed assets (See C)	164		329
Insurance and postretirement activities (See A and F)	1,453		1,396
Derivatives (See A)	19		(48)
Business combinations (See D)	(1,478)		(1,254)
Purchased loan portfolio (See A)	(661)		(1,149)
Securitizations (See E)	(267)		(14)
Repurchase agreements (See A)	(69)		(49)
Investment valuation (See A and F)	21		(36)
Capitalized costs (See A and F)	(93)		(225)
Share-based payment (See A)	—		(46)
Total adjustments	(927)		(943)
Tax effect on adjustments (See G)	(94)		185
Minority interest attributable to adjustments (See H)	(422)		(297)

Stockholders’ equity under MFRS	Ps.	32,713	Ps.	26,971

Reconciliation of net income:

	Year ended December 31,
	2007		2006
Net income under Mexican Banking GAAP	Ps.	6,810	Ps.	6,255

Adjustments:
Loan loss reserves (See B)	(55)		(475)
Loan origination fees and costs (See A)	438		680
Foreclosed assets (See C)	(95)		(60)
Insurance and postretirement activities (See A and F)	139		(296)
Derivatives (See A)	(31)		(276)
Purchased loan portfolio (See A)	343		(251)
Securitizations (See E)	45		12
Repurchase agreements (See A)	(19)		(1)
Investment valuation (See A and E)	149		(93)
Capitalized costs (See A and F)	125		231
Share-based payment (See A)	—		(19)
Sale of subsidiary (See F)	(63)		—
Total adjustments	976		(548)
Tax effect on adjustments (See G)	(312)		(160)
Minority interest attributable to adjustments (See H)	(129)		176

Net income under MFRS	Ps.	7,345	Ps.	5,723

Explanation of reconciling items:

A) General

This difference between Mexican Banking GAAP and MFRS is explained further in Note 41, as the accounting treatment under MFRS and U.S. GAAP are the same for this item.

B) Loan Loss Reserves

Mexican Banking GAAP establishes rules for loan portfolio ratings and general methodologies for the rating and constitution of preventive allowances for loan losses for each type of loan and allows credit institutions to rate and develop preventive allowances based on internal methodologies, previously authorized by the Commission.

According to Criterion B-6, “Loan Portfolio”, additional reserves may be recorded to cover risks that are not foreseen by the existing loan portfolio rating methodologies. Before doing so, the Financial Group must report the following to the Commission: a) the origin of the estimates; b) the methodology applied; c) the amount of the estimates; and d) the period over which they are considered to be necessary. Prior to 2007, as disclosed in Note 4, specific provisions were calculated when it was determined to be probable that the Financial Group would not recover the full contractual principal and interest on a loan (impaired loan).

Under Mexican Banking GAAP debtor support program allowances were canceled during the first quarter of 2007 as they did not meet the requirements mentioned above and additional allowances related to UDI Trusts are recorded in accordance with accounting circulars prescribed by the Commission. Under MFRS, additional reserves are not recorded and reserves for debtor support programs must be established and additional allowances related to UDI Trusts allowances must be reversed.

C) Foreclosed Assets

Under Mexican Banking GAAP, reserves for foreclosed assets are required based on their nature and number of months outstanding. Under MFRS, these assets are recognized at the lower of the corresponding loan’s book value or the fair value of the foreclosed asset. Potential impairment should also be evaluated and recognized, as necessary, on these assets.

Prior to 2007, as disclosed in Note 4, in accordance with Mexican Banking GAAP foreclosed assets were considered to be monetary assets, while for MFRS these were treated as non-monetary assets. As a result of the change in accounting principle related to foreclosed assets, the Financial Group no longer calculates REPOMO related to these assets as they are considered to be non-monetary assets.

D) Business Combinations

Under Mexican Banking GAAP, the Financial Group recorded the put option held by the shareholders’ of INB at its contractual value, which increased the amount of goodwill recorded in the purchase price allocation. Under MFRS, the put option represents a transaction between common shareholders and is therefore reflected in stockholders’ equity. Changes in the recorded value of the liability do not affect net income for either Mexican Banking GAAP or MFRS; as such no adjustment to net income is reflected in the reconciliation for this item.

E) Securitizations

Under Mexican Banking GAAP, the Financial Group accounts for its securitization transactions as disclosed in Note 4. If it has transferred a financial asset, MFRS requires the Financial Group to assess whether it has transferred substantially all the risks and rewards of ownership of the transferred asset. If it has retained substantially all such risks and rewards, it continues to recognize the transferred asset. If it has transferred substantially all such risks and rewards, it derecognizes the transferred asset.  If the Financial Group concludes that it has neither transferred nor retained substantially all the risks and rewards of ownership of the transferred asset, it assesses whether it has retained control over the transferred asset. If it has retained control, it continues to recognize the transferred asset to the extent of its continuing involvement in the transferred asset. If it has not retained control, it derecognizes the transferred asset.

F) Sale of subsidiaries

The basis of the assets and liabilities under MFRS of Fianzas Banorte at the time of its sale was different from the basis of such assets and liabilities under Mexican Banking GAAP; accordingly, the disposal under MFRS resulted in a loss, whereas under Mexican Banking GAAP the Financial Group recognized a gain.

As a result of the presentation of the sale of Fianzas Banorte as a discontinued operation under US GAAP (see note 41 L 6)), the 2006 balances of Insurance and postretirement activities and Capitalized costs are not the same as those presented in the US GAAP reconciliation.

G) Income Taxes

MFRS differences as described above, to the extent taxable, are reflected in the MFRS deferred tax balances.

H) Minority Interest

The effects of the MFRS differences as described in this note reflect the amounts assigned to the minority interests.

41 – DIFFERENCES BETWEEN MEXICAN BANKING GAAP AND U.S. GAAP

The Financial Group’s consolidated financial statements are prepared in accordance with the accounting practices as prescribed by the Commission, which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Mexican Banking GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10, “Recognition of the Effects of Inflation in Financial Information”, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. Beginning on January 1, 2008, in accordance with NIF B-10, “Effects of Inflation”, the Financial Group expects to discontinue the recognition of inflation in its financial statements under Mexican Banking GAAP as the cumulative inflation for the preceding three years is less than 26%.  Notwithstanding the prior comments, the following reconciliation to U.S. GAAP does not include the reversal of the adjustments required under Bulletin B-10, as permitted by the rules and regulations of the Securities and Exchange Commission (the “SEC”). The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

As a result of the accounting changes applied retrospectively for presentation purposes by the Financial Group as described in Note 4, the 2006 and 2005 reconciliations also reflect such retrospective effects for presentation purposes given that the consolidated stockholders’ equity and net income under Mexican Banking GAAP have been adjusted in order for them to be comparative with the 2007 financial statement presentation.

The principal differences, other than inflation accounting, between Mexican Banking GAAP and U.S. GAAP and the effect on consolidated stockholders’ equity and consolidated net income are presented below, with an explanation of the adjustments.

Reconciliation of stockholders’ equity:

	December 31,
	2007		2006
Stockholders’ equity under Mexican Banking GAAP	Ps.	34,156	Ps.	28,026

U.S. GAAP adjustments:
Loan loss reserves (See A)	1,141		859
Loan origination fees and costs (See B)	176		289
Purchased loan portfolio (See C)	(661)		(1,149)
Derivatives (See D)	19		(48)
Foreclosed assets (See E)	164		246
Insurance and postretirement activities (See F)	1,453		1,314
Business combinations (See G)	371		201
Employee retirement obligations (See H)	(898)		(755)
Capitalized costs (See I)	(93)		(218)
Securitizations (See J)	(3)		356
Share-based payment (See K)	—		(46)
Other adjustments (See L)	(121)		(71)
Income taxes (See M)	(1,645)		(1,712)
Total U.S. GAAP adjustments	(97)		(734)
Tax effect on U.S. GAAP adjustments (See M)	(463)		(1)
Minority interest under Mexican Banking GAAP (See N)	(1,667)		(1,446)
Minority interest attributable to U.S. GAAP adjustments (See N)	(428)		(319)

Stockholders’ equity under U.S. GAAP	Ps.	31,501	Ps.	25,526

Reconciliation of net income:

	Years ended December 31,
	2007		2006		2005
Net income under Mexican Banking GAAP	Ps.	6,810	Ps.	6,255	Ps.	6,261
U.S. GAAP adjustments:
Loan loss reserves (See A)	(245)		(338)		(103)
Loan origination fees and costs (See B)	438		680		263
Purchased loan portfolio (See C)	343		(251)		506
Derivatives (See D)	(31)		(276)		265
Foreclosed assets (See E)	(95)		(74)		(152)
Insurance & postretirement activities (See F)	139		(319)		196
Business combinations (See G)	229		15		44
Employee retirement obligations (See H)	8		(40)		(109)
Capitalized costs (See I)	125		230		204
Securitizations (See J)	—		358		(2)
Share-based payment (See K)	—		(19)		—
Other adjustments (See L)	60		(180)		(59)
Income taxes (See M)	62		(410)		(654)
Total U.S. GAAP adjustments	1,033		(624)		399
Tax effect on U.S. GAAP adjustments (See M)	(390)		(18)		(377)
Minority interest attributable to U.S. GAAP adjustments (See N)	(90)		207		(51)
Net income under U.S. GAAP	Ps.	7,363	Ps.	5,820	Ps.	6,232

A rollforward of the Financial Group’s U.S. GAAP stockholders’ equity balance is as follows:

	2007		2006

Balance at the beginning of the year	Ps.	25,526	Ps.	20,443
Net income under U.S. GAAP	7,363		5,820
Dividends declared	(917)		(792)
Issuance (repurchase) of shares	(639)		31
Other comprehensive income (loss)	168		24

Balance at the end of the year	Ps.	31,501	Ps.	25,526

I              Explanation of reconciling items:

A)           Loan loss reserves

Mexican Banking GAAP establishes rules for loan portfolio ratings and general methodologies for the rating and constitution of preventive allowances for loan losses for each type of loan and allows credit institutions to rate and develop preventive allowances based on internal methodologies, previously authorized by the Commission. Prior to 2007, as disclosed in Note 4, specific provisions were calculated when it was determined to be probable that the Financial Group would not recover the full contractual principal and interest on a loan (impaired loan).

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

The U.S. GAAP methodology for recognition of loan losses is provided by Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies”, and SFAS No. 114, “Accounting by Creditors for Impairment of a Loan”, which establish that an estimated loss should be accrued when, based on information available prior to the issuance of the financial statements, it is probable that a loan has been impaired at the date of the financial statements and the amount of the loss can be reasonably estimated.

For larger nonhomogeneous loans, the Financial Group assesses all individual loans with an outstanding balance greater than 4 million UDIS for impairment. Under U.S. GAAP, estimated losses on impaired loans, which are individually assessed, are required to be measured at the present value of expected future cash flows discounted at the loan’s effective rate, the loan’s observable market price or at the fair value of the collateral if the loan is collateral dependent.

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

U.S. GAAP loan loss reserves are as follows:

2007	2006	2005
Loan loss reserves
Loan loss reserves for SFAS No. 114	Ps.	3	Ps.	45	Ps.	75
Loan loss reserves for SFAS No. 5	2,569	2,124	2,044
Total loan loss reserves US GAAP	2,572	2,169	2,119
Loan loss reserves Mexican Banking GAAP prior to change in accounting principle	3,786	3,667	3,316
(Less)
Change in accounting principle (2)	—	(527)	(409)
Mexican Banking GAAP loan loss reserves	3,786	3,140	2,907
Adjustment to INB reserves (1)	(73)	(112)	—
Adjusted loan loss reserves	3,713	3,028	2,907

Stockholders’ equity adjustment after changes in accounting principles	1,141	859	803
Net Income adjustment after changes in accounting principles	Ps.	(245)	Ps.	(338)	Ps.	(103)

(1) In 2006, as a result of the Financial Group’s acquisition of INB as disclosed in Note 41 G), additional reserves were recorded with an offset to goodwill in its Mexican Banking GAAP consolidated financial statements. As of December 31, 2007 and 2006 the additional reserves recorded under Mexican Banking GAAP are Ps. 73 and Ps. 112, respectively.

(2) Retrospective application of the change in accounting principle as disclosed in Note 4.

Rollforward of loan loss reserves:

	2007		2006		2005

Beginning of the year	Ps.	2,169	Ps.	2,119	Ps.	2,156
Charge-offs net of recoveries	(2,341)		(1,151)		(1,184)
Charges	2,823		1,287		1,208
Restatement effect	(79)		(86)		(61)

End of the year	Ps.	2,572	Ps.	2,169	Ps.	2,119

Ratios:

	December 31,						Percentage
	2007		2006		2005		2007	2006	2005
Loan loss reserves for SFAS No. 114
Total reserves	Ps.	3	Ps.	45	Ps.	75
Total balances of impaired loans	Ps.	87	Ps.	210	Ps.	264	3.45%	21.43%	28.41%
Total balances of outstanding loans	Ps.	87	Ps.	322	Ps.	1,710	3.45%	13.98%	4.39%

	December 31,						Percentage
	2007		2006		2005		2007	2006	2005
Loan loss reserves for SFAS No. 5
Total reserves	Ps.	2,569	Ps.	2,124	Ps.	2,044
Total balances of impaired loans	Ps.	2,637	Ps.	1,788	Ps.	1,719	97.42%	118.79%	118.91%
Total balances of outstanding loans (1)	Ps.	196,445	Ps.	149,179	Ps.	124,080	1.31%	1.42%	1.65%

(1) The Financial Group has also recorded loan loss reserves in accordance with SFAS No. 5 related to items such as guarantees and other off-balance sheet liabilities. Such balances, which are not included in the total balance of outstanding loans amounted to Ps. 2,365, Ps. 2,368 and Ps. 2,375 as of December 31, 2007, 2006 and 2005, respectively.

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

B)           Loan origination fees and costs

Under Mexican Banking GAAP, fees charged in connection with the issuance of loans are recorded as a deferred credit, which is amortized into interest income over the loan’s term and loan origination costs are expensed as incurred. Prior to 2007, as disclosed in Note 4, loan origination fees were recognized on a cash basis. This change in accounting principle was applied retrospectively. Under U.S. GAAP, as required by SFAS No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases - an amendment of FASB Statements No. 13, 60, and 65 and a rescission of FASB Statement No. 17”, loan origination fees are deferred and recognized over the life of the loan as an adjustment of yield (interest income). Likewise, direct loan origination costs defined in the following paragraph are deferred and recognized as a reduction in the yield of the loan. Loan origination fees and related direct loan origination costs for a given loan are offset and only the net amount is deferred and amortized.

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

In 2005, the Financial Group adopted the guidance found in U.S. GAAP SOP 03-3 for its Mexican Banking GAAP financial statements and applied it prospectively to all existing portfolios held. SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment (the amount paid to the seller plus any fees paid or less any fees received) in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. For U.S. GAAP purposes, in 2004 the Financial Group early adopted this SOP and began to apply its guidance for all portfolios purchased after December 31, 2003.

In 2007, the Financial Group adopted the Commission’s new Circular B-11, “Collection Rights”; therefore under Mexican Banking GAAP purchased portfolios are valued using one of the following methods: cash basis method, interest method, and cost recovery method, established in such circular. Previously, as disclosed above, the accounting policies used by the Financial Group through 2006 did not contemplate the cash basis method mentioned in Note 4. This change in accounting principle was applied retrospectively.

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

The loan portfolios (generally consisting of troubled loans) purchased at a discount, would represent a purchase of a loan portfolio where it is not probable that the undiscounted future cash collections will be sufficient to recover the face amount of the loan and contractual interest. Consequently, under U.S. GAAP, at the time of acquisition, the sum of the acquisition amount of the loan and the discount to be amortized should not exceed the undiscounted future cash collections that are both reasonably estimable and probable. The discount on an acquired loan should be amortized over the period in which the payments are probable of collection only if the amounts and timing of collections, whether characterized as interest or principal, are reasonably estimable and the ultimate collectibility of the acquisition amount of the loan and the discount is probable. If these criteria are not satisfied, the loan should be accounted for using the cost recovery method. Application of the cost-recovery method requires that any amounts received be applied first against the recorded amount of the loan; when that amount has been reduced to zero, any additional amounts received are recognized as income.

Under Mexican Banking GAAP, origination costs and other fees are capitalized as part of the original investment, while for U.S. GAAP purposes those costs are expensed as incurred.

The Financial Group’s portfolio disclosures and U.S. GAAP methodology applied are disclosed in the following table:

Stockholders’ equity	Net income
December 31,	Year ended December 31,	Methodology applied under
Portfolio	2007	2006	2007	2006	2005	U.S. GAAP

Bancrecer I	Ps.	(167)	Ps.	(232)	Ps.	(28)	Ps.	(80)	Ps.	(8)	Cost-recovery method
Serfin Santander	(70)	(148)	21	(28)	301	Cost-recovery method
Meseta	(38)	(57)	34	51	39	Cost-recovery method
Bancrecer II	(1)	(5)	6	8	3	Cost-recovery method
Goldman Sachs	(227)	(253)	81	109	24	Cost-recovery method
Cremi	(63)	(72)	(2)	(8)	(22)	Cost-recovery method
Banorte Sólida	(198)	(209)	11	30	5	Cost-recovery method
Bancrecer III	(1)	(5)	8	12	(15)	Cost-recovery method
Banco Industrial	—	—	—	19	22	Cost-recovery method
Bancomer I	(109)	(94)	(32)	(39)	(34)	Cost-recovery method
Bancomer II	11	14	(3)	—	10	Interest method
Banco Unión	11	14	(3)	(58)	36	Interest method
Bital I	(66)	(4)	(8)	(130)	52	Interest method
Serfin	—	34	—	(6)	152	Interest method
Bancomer III	27	7	28	7	3	Interest method
Bancomer IV	104	91	104	91	(35)	Interest method
Bital II	20	(21)	20	(21)	(6)	Interest method
Banamex Hipotecario	62	5	62	5	(29)	Interest method
GMAC Banorte	18	(32)	18	(32)	10	Interest method
Serfin Comercial I	(11)	(27)	(11)	(27)	—	Interest method
Serfin Hipotecario	43	—	43	—	—	Interest method
Vipesa	(6)	—	(6)	—	(2)	Interest method
Confia I	—	(75)	—	(75)	—	Interest method
Confia II	—	(15)	—	(15)	—	Interest method
Confia III	—	(2)	—	(2)	—	Interest method
Serfin Comercial II	—	(63)	—	(62)	—	Interest method

Ps.	(661)	Ps.	(1,149)	Ps.	343	Ps.	(251)	Ps.	506

D)         Derivatives

Beginning in 2007, as disclosed in Note 4, under Mexican Banking GAAP, trading instruments are carried at fair value in the balance sheet, and changes in fair value are recognized in current earnings. In addition, the Financial Group applied the provisions of Bulletin C-10 as of the beginning of the earliest period presented in accordance with instructions received from the Commission as follows:

•                  For fair value hedges, the transactions are recorded as follows: the fair value of the derivative instrument is recorded in the balance sheet, and changes in the fair value of both the derivative instrument and the hedged item are recognized in current earnings.

•                  For cash flow hedges, the transactions are recorded as follows: the fair value of the derivative instrument is recorded in the balance sheet and changes in the effective portion are temporarily recognized as a component of other comprehensive income in stockholders’ equity and subsequently reclassified to current earnings when affected by the hedged item. The ineffective portion of the gain or loss on the hedging instrument is recognized in current earnings.

Under Mexican Banking GAAP, the Financial Group is not required to bifurcate its embedded derivatives related to service contracts and purchase and sale transactions from their host contracts and record them at their fair value for financial statement purposes.

Under Mexican Banking GAAP, the designation of a derivative instrument as a hedge of a net position (“macro hedging”) is allowed. However, macro hedging is not permitted under U.S. GAAP.

Prior to adopting the provisions of Bulletin C-10, changes in the fair value of forward and futures contracts that qualified as hedges for accounting purposes were only recorded if the underlying item being hedged was recorded at its fair market value. The initial discount or premium on forward and futures contracts was included in results of operations over the life of the contract, on a straight-line basis. For swap contracts that qualified as hedges, the Financial Group recognized an asset (cash flow receivable) and a liability (cash flow payable) which were recorded and valued on the same basis as the underlying item being hedged, and which were presented as a net figure on the balance sheet.

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, of U.S. GAAP provides that:

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

Under U.S. GAAP, prior to January 1, 2007, the Financial Group’s derivative contracts are not accounted for as hedges for accounting purposes and are recognized in the balance sheet at fair value with changes in the fair value recognized in earnings concurrently with the change in fair value of the underlying assets and liabilities.

Under U.S. GAAP, certain embedded terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument must be separated from the host contract and accounted for at fair value.

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

Prior to 2007, as disclosed in Note 4, in accordance with Mexican Banking GAAP foreclosed assets were considered to be monetary assets, while for U.S. GAAP these were treated as non-monetary assets. As a result of the change in the accounting for foreclosed assets under Mexican Banking GAAP, the Financial Group no longer calculates REPOMO related to these assets as they are considered to be non-monetary assets.

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

Accumulated deferred acquisition costs (DAC) as of December 31, 2007, 2006 and 2005 under U.S. GAAP are as follows:

	December 31,
	2007		2006		2005

Life	Ps.	20	Ps.	17	Ps.	16
P&C	225		222		187
Health	30		21		10
Afore	1,223		812		747
Surety	—		—		57
Total accumulated DAC	Ps.	1,498	Ps.	1,072	Ps.	1,017
DAC - net amount charged to net income	Ps.	426	Ps.	55	Ps.	39

For the years ended December 31, 2007, 2006 and 2005, the net income effect for DAC amounted to Ps. 426, Ps. 55 and Ps. 39, respectively.

Under Mexican Insurance GAAP, certain reserves (disaster) are calculated using internal models previously approved by the Mexican National Insurance and Surety Commission. Generally pension reserves are based on the present value of benefits to be paid together with fees suggested by this Commission. U.S. GAAP establishes the use of a fee that allows policy benefits to be covered through premiums collected for pension reserves. Under U.S. GAAP, provisions for disaster reserves are based on actuarial calculations for losses incurred using the experience of the Financial Group.

The Financial Group recorded a reserve for catastrophic events under Mexican GAAP as a liability which is not allowed by U.S. GAAP.

Loss reserves and unearned premiums:

	December 31,
	2007		2006

Life	Ps.	19	Ps.	47
P&C	(300)		(250)
Health	(80)		(26)
LAE	(76)		(70)
Afore	(391)		(179)
Pensions	576		525
Total	(252)		47

Catastrophic reserve:
P&C	144		131
	144		131

Reinsurance activities	63		64

Total reserves	Ps.	(45)	Ps.	242

Summary:

	December 31,
	2007		2006

DAC	Ps.	1,498	Ps.	1,072
Total reserves	(45)		242
Total adjustments	Ps.	1,453	Ps.	1,314

G)           Business combinations

Through December 31, 2004, under Mexican Banking GAAP the excess of the purchase price over the adjusted book value of net assets acquired was recorded as goodwill (negative goodwill if book value exceeded the purchase price). Effective January 1, 2005, Bulletin B-7, which substantially conforms to the accounting established by U.S. GAAP, except as it relates to transactions between shareholders, requires the excess of the purchase price over the book value of assets and liabilities acquired to be allocated to the fair value of separately identifiable assets and liabilities acquired.

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

The Financial Group’s subsidiary Banorte, through its wholly-owned subsidiary Banorte USA acquired 70% of the outstanding common stock of INB on November 16, 2006. The primary purpose of the acquisition was to expand the Financial Group’s market share into the United States in areas with close proximity to Mexico. The total purchase price including acquisition costs, exceeded the estimated fair value of tangible net assets acquired by approximately USD 176 million, of which approximately USD 16 million was assigned to an identifiable intangible asset with the balance recorded by the Financial Group as goodwill. The identifiable intangible asset represents the future benefit associated with the acquisition of the core deposits and is being amortized over a period that approximates the expected attribution of the deposits. Factors that contributed to a purchase price resulting in goodwill include INB’s historical record of earnings, capable management, and the Financial Group’s ability to enter the US market, which will complement and create synergies with the Financial Group’s existing service locations. The results of operations of INB are included in the consolidated earnings of the Financial Group as of the effective date of the acquisition. Certain differences related to Banorte USA, which prepares its financial information in accordance with U.S. GAAP are included in the reconciliation within the corresponding U.S. GAAP adjustments. The goodwill recorded in the acquisition of INB is being accounted for in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”. Accordingly, goodwill will not be amortized; rather it is being tested annually for impairment. In addition, goodwill is not deductible for tax purposes. Cash flow information relative to the acquisition of INB is as follows:

Fair value of assets acquired	Ps.	1,485
Minority interests	(22)
Cash paid for the capital stock of INB	(269)

Liabilities assumed	Ps.	1,194

In conjunction with the acquisition of 70% of the outstanding shares of INB, Banorte entered into a stock option agreement with INB. The agreement grants Banorte, or its assignees, an irrevocable option to purchase the remaining 30% of the outstanding shares of INB (hereinafter referred to as the “Call Option”).  In addition, the agreement grants INB shareholders the option to require Banorte, or its assignees to purchase the remaining 30% of the outstanding shares of INB (hereinafter referred to as the “Put Right”).  If Banorte or the INB shareholders exercise the Call Option or the Put Right, each party must purchase or sell the entire 30% of the remaining share of INB. In conformity with recommendations made by the Commission, the Financial Group recognized a liability for the obligation represented by the Put Right at the acquisition date. In subsequent periods, the obligation will be revised based on the contractual amount established in the purchase agreement with changes in the value recognized in goodwill. Under U.S. GAAP, the Put Right is recognized as a free standing financial instrument under the premises of SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, and was recorded at the acquisition date at its estimated fair market value, with corresponding changes in fair value recognized in current earnings. The Call Option is not within the scope of SFAS No. 133 or SFAS No. 150 as it does not meet the definition of a derivative financial instrument or represent an unconditional obligation for the Financial Group to repurchase its subsidiaries’ shares.

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

The Financial Group adopted the provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, in 2006. This statement requires companies to (1) fully recognize, as an asset or liability, the overfunded or underfunded status of defined pension and other postretirement benefit plans; (2) recognize changes in the funded status through other comprehensive income in the year in which the changes occur; (3) measure the funded status of defined pension and other postretirement benefit plans as of the date of the company’s fiscal year-end; and (4) provide enhanced disclosures. The provisions of this statement are effective for an employer with publicly traded equity securities, or controlled subsidiaries of such companies, in fiscal years ending after December 15, 2006. In addition, a company must now measure the fair value of its plan assets and benefit obligations as of the date of its year-end balance sheet. A company is no longer permitted to measure the funded status of its plan(s) by being able to choose a measurement date up to three months prior to year end. This provision within the standard is effective for all companies in fiscal years ending after December 15, 2008, however this provision does not impact the Financial Group as its measurement date is the same as its fiscal year end. Retrospective application of this standard is not permitted. There is no impact on the Financial Group’s consolidated US GAAP results of operations or cash flows. The impact on the Financial Group’s consolidated US GAAP stockholders’ equity as a result of adopting the provisions of SFAS No. 158 was due to the reclassification of the unrecognized items related to its employee retirement obligations to other comprehensive income.

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

J)    Securitizations

UMS bond securitization

During the first quarter of 2006, the Financial Group securitized UMS bonds in the amount of Ps. 5,097. The Financial Group retained approximately 99% of the Securitization Certificates issued by the trust and immediately subsequent to the securitization, sold them under repurchase agreements. The Financial Group recorded this transaction as a sale for purposes of its Mexican Banking GAAP financial statements. For US GAAP purposes, in accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities a replacement of FASB Statement 125”, the transfer was accounted for as a secured borrowing.

In 2006, the Financial Group’s subsidiary Banorte transferred its UMS bonds from the held-to-maturity category to available-for-sale. For US GAAP purposes, such reclassification tainted Banorte’s portfolio and therefore all held-to-maturity securities were reclassified to available-for-sale at fair value in accordance with the criteria established by SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

Bond securitization (See Note 2b)

During the third quarter of 2007, the Financial Group securitized UMS, PEMEX, CFE and BANCOMEXT bonds in the amount of Ps. 2,027. The Financial Group retained approximately 76% of the Securitization Certificates issued by the trust and immediately subsequent to the securitization, sold them under repurchase agreements. The Financial Group recorded this transaction as a sale for purposes of its Mexican Banking GAAP financial statements.

As mentioned in Note 2b, under Mexican Banking GAAP, based on instructions from the Commission in their letter DGSIF “A”-601-II-52006 dated on February 11, 2005, the Financial Group recorded both transactions as a sale and repurchase agreement.

For U.S. GAAP purposes, the transactions did not meet the sales criteria established by SFAS No. 140 and as a result were accounted for as secured borrowings.

Mortgage loan securitization

During December 2006, the Financial Group securitized mortgage loans in the amount of Ps. 2,147, by transferring such loans to a qualifying special purpose entity (the “Trust”) created specifically for purposes of this transaction. The Trust issued certificates that trade on the Mexican Stock Exchange and guarantees its holders with a specific rate of return. The Financial Group received a subordinated certificate from the Trust, which entitles the Financial Group to retain the excess cash flows in the Trust, after reimbursing the holders of the certificates, which was recorded at its nominal value and classified as an available-for-sale security. Under Mexican Banking GAAP, this securitization was accounted for as a sale and as a result of recognizing the retained interest represented by the subordinated certificate at nominal value no gain or loss on the sale was recognized. As of January 2007, subsequent increases or decreases in the fair value of the subordinated certificate are reflected by an adjustment, net of taxes, being charged or credited to the other comprehensive income portion of stockholders’ equity, which conforms to the accounting established by U.S. GAAP.

Under US GAAP, the securitization met the criteria established by SFAS No. 140 for sale accounting and the securitized loans were derecognized by the Financial Group as of the date of sale. The Financial Group allocated the previous book carrying amount between the loans sold and the subordinated certificate (the retained interest) in proportion to their relative fair values on the date of transfer. The Financial Group recognized a gain on the sale of Ps. 358 by comparing the net sale proceeds (after transaction costs) to the allocated book value of the loans sold. The subordinated certificate was recorded at its relative book value at the date of sale and has been classified as an available-for-sale security under SFAS No. 115. Subsequent increases or decreases in the fair value of the subordinated certificate are reflected by an adjustment, net of taxes, being charged or credited to the other comprehensive income portion of stockholders’ equity.

State and municipal government loans securitization (See Note 2c)

During November 2007, the Financial Group securitized state and municipal government loans in the amount of Ps. 5,599 by transferring such loans to a qualifying special purpose entity (the “Trust”) created specifically for purposes of this transaction. The Trust issued certificates that trade on the Mexican Stock Exchange and guarantees its holders with a specific rate of return. The Financial Group retained the 100% of the securitization certificates issued by the Trust and immediately subsequent to the securitization sold them under repurchase agreements. The Financial Group received a subordinated certificate from the Trust, which entitles the Financial Group to retain the excess cash flows in the Trust, after reimbursing the holders of the certificates, which was recorded at its fair value and classified as a trading security. Under Mexican Banking GAAP, this securitization was accounted for as a sale and generated a gain, resulting from the difference between the fair value of the assets received and the carrying value of the transferred assets.

For U.S. GAAP purposes, given that the Financial Group repurchased 100% of the certificates issued by the Trust, the transactions did not meet the sales criteria established by SFAS No. 140 and as a result were accounted for as secured borrowings.

K)    Share-based payment

Beginning in 2007, the Financial Group accounts for its share-based compensation plans according to IFRS 2, “Share-Based Payment”, which is supplemental guidance to Mexican Banking GAAP given that no local standard exists that addresses this topic. As a result, the Financial Group’s accounting treatment for its particular share-based payment transactions conforms to the requirements established by U.S. GAAP. As a result, beginning in 2007, the Financial Group does not have a reconciling item related to its share-based payment plans. Prior to 2007, the Financial Group accounted for these plans as prepaid expenses, based on instructions received from the Commission in its letter 601-II-9477.

Under U.S. GAAP, prior to January 1, 2006, the Financial Group applied Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, which requires an entity to use an intrinsic value method to determine the value of equity instruments.

Under U.S. GAAP, the Financial Group adopted SFAS No. 123(R), “Share-Based Payment”, effective January 1, 2006, using the modified prospective application method. The modified prospective application method applies to new awards, to any outstanding liability awards, and to awards modified, repurchased, or cancelled after January 1, 2006. For all awards granted prior to January 1, 2006, compensation cost has been recognized on the portion of awards for which service has been rendered. SFAS No. 123(R) requires all stock-based compensation awards, including stock options, to be accounted for at fair value and to be recognized as compensation expense over the requisite service period. At December 31, 2006, the Financial Group had certain stock-based compensation plans that are described below.

The Financial Group provides a stock option plan to key employees approved by the Board of Directors’ Compensation Committee in order to acquire the Financial Group’s shares. Compensation cost according to the grant-date fair value of these awards is recognized over the vesting period (requisite service period) established in each employee’s option agreement.

The following table presents the status of all option plans as of December 31, 2007 and changes during the year then ended:

	Shares	Weighted Average Exercise Price (Pesos)

Outstanding at January 1, 2007	870,288	Ps.	5.93
Options granted	14,447,259	Ps.	45.19
Options exercised	(531,392)	Ps.	5.93
Options forfeited	(30,548)	Ps.	45.19
Outstanding at December 31, 2007	14,755,607	Ps.	44.28
Options exercisable at December 31, 2007	14,755,607	Ps.	44.28

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

	Share	Risk free	Expected life	Dividend
	volatility	Rate	of options	yield

Option Plan 2003	38.87%	9.37%	4 years	—
Option Plan 2007	31.94%	7.59%	4 years	—

In addition to the stock option plans discussed above, the Financial Group provides an equity incentive plan to certain key employees approved by the Board of Directors’ Compensation Committee in order to acquire the Financial Group’s shares. Due to the particular characteristics of the plan, the Financial Group applied internal valuation methods to calculate the fair value of the equity awards. During 2007, all of the outstanding equity awards related to this plan were exercised; as a result no equity awards remained outstanding under this plan as of December 31, 2007.

The Financial Group provides an equity incentive plan to certain key executives approved by the Board of Directors’ Compensation Committee by means of a nonvested share plan, which is recognized in accordance with the provisions established by SFAS No. 123(R). The number of nonvested shares outstanding as of December 31, 2007 was 603,562.

L)    Other adjustments

These include the following:

	Stockholders’ equity				Net income
	December 31,				Year ended December 31,
	2007		2006		2007		2006		2005

1) Non-accrual loans	Ps.	26	Ps.	(38)	Ps.	64	Ps.	36	Ps.	11
2) Guarantees	(23)		(15)		(7)		(4)		(8)
3) Repurchase agreements	(69)		(49)		(19)		(1)		(22)
4) Investment valuation	21		41		62		(234)		(65)
5) Equity method investments	(76)		(73)		23		2		8
6) Discontinued operations	—		63		(63)		21		17
	Ps.	(121)	Ps.	(71)	Ps.	60	Ps.	(180)	Ps.	(59)

These other adjustments are related to the following differences between Mexican Banking GAAP and U.S. GAAP:

1)             Under Mexican Banking GAAP, the recognition of interest income is suspended when certain of the Financial Group’s loans become past due based on criteria established by the Commission. Under U.S. GAAP, the accrual of interest is generally discontinued when, in the opinion of management, there is an indication that the borrower may be unable to make payments as they become due. As a general practice, this occurs when loans are 90 days or more overdue. Any accrued but uncollected interest is reversed against interest income at that time.

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

3)             Repurchase and resale agreements represent the temporary purchase or sale of certain financial instruments in exchange for a specified premium to be paid or received and with the obligation to resell or repurchase the underlying securities. Under Mexican Banking GAAP, repurchase and reverse repurchase agreements are recorded as sales and purchases of securities, respectively.  A net asset or liability is recorded at the fair value of the forward commitment to repurchase or resell the securities, respectively. Under U.S. GAAP, repurchase and reverse repurchase agreements are transfer transactions subject to specific provisions and conditions that must be met in order for a transaction to qualify as a sale rather than a secured borrowing,  In most cases, banks in the U.S. enter into repurchase and reverse repurchase transactions that qualify as secured borrowings.  Accordingly, the Financial Group’s assets subject to a repurchase agreement would not be derecognized.

4)             The investment valuation adjustment is related to a difference in the income recognition for available-for-sale and held-to-maturity securities. For U.S. GAAP purposes, the premiums and discounts of such securities are accounted for based on the interest method. Under Mexican Banking GAAP, the Financial Group recognizes income based on the straight line method.

As disclosed in Note 41J), in 2006, as a result of tainting its portfolio all of Banorte’s held-to-maturity securities under Mexican Banking GAAP were reclassified as available-for-sale under U.S. GAAP.

5)             Under Mexican Banking GAAP, investments in associated companies in which the Financial Group has more than a 10% ownership, are accounted for by the equity method. For U.S. GAAP purposes, investments in associated companies in which the Financial Group has a 20 to 50% ownership, but not a controlling interest, are accounted for by the equity method. Investments in which the Financial Group has less than a 20% ownership are generally accounted for under the cost method, unless it can demonstrate that it has significant influence.

6)             As disclosed in Note 2f, on March 31, 2007, 100% of the shares of Fianzas Banorte were sold.

Mexican Banking GAAP as defined by Bulletin C-15, “Impairment of Long-lived Assets and their Disposal”, requires the asset group being disposed of to be presented as a discontinued operation only if its operations are individually significant to the consolidated operations. Bulletin C-15 defines the discontinuance of an operation as the process of final interruption of a significant business activity of an entity and establishes that the discontinuation of an operation implies the final interruption of a significant activity of the entity that leads to the sale, abandonment, exchange or return to stockholders of long-lived assets originally intended for use, in addition to other assets and liabilities related to the operation. Therefore, the analysis of the significance of the disposed business is performed without considering the eventual gain or loss on sale or aggregating each business being disposed with other businesses sold, and instead considers only the significance of the business activity of the relevant business being sold.

U.S. GAAP as defined by SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, requires that an entity report as discontinued operations those components of its business that have been classified as held for sale. A component of an entity is defined as comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the business. Individually insignificant disposals of a component of an entity should be aggregated for purposes of assessing materiality for all periods presented. Therefore, individually insignificant dispositions should be aggregated and reported as discontinued operations under SFAS No. 144 beginning in the period the impact of the dispositions is material to the financial statements of any period presented. This evaluation should also include the effect of the gain or loss on sale of the component.

The basis of the assets and liabilities under U.S. GAAP of Fianzas Banorte at the time of its sale was different from the basis of such assets and liabilities under Mexican Banking GAAP; accordingly, the disposal under U.S. GAAP resulted in a loss, whereas under Mexican Banking GAAP the Financial Group recognized a gain.

M)         Income taxes

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

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”. FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit.  Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. FIN 48 became effective for fiscal years beginning after December 15, 2006 for public entities and their subsidiaries. The Company adopted FIN 48 as of January 1, 2007, as required. The provisions of FIN 48 were applied to all tax positions under SFAS No. 109 upon initial adoption. The impact of adopting this interpretation was not material to the Company’s consolidated financial position, results of operations or cash flows.

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

The effects of the U.S. GAAP differences as described in this note reflect the amounts assigned to the minority interests.

II                                      Significant disclosures:

Consolidation

Under Mexican Banking GAAP, the Financial Group’s consolidated financial statements include all subsidiaries under the control of financial holding companies, except those in the insurance and pension sector. Prior to 2007, all subsidiaries not within the financial sector were accounted for under the equity method. The determination of which companies are deemed to be within the insurance and pension sector is not based solely on the application of a conceptual framework. The SHCP has the right to determine if a Financial Group is or is not within the insurance and pension sector, and therefore is required to be consolidated. Companies that may seem to fall within the insurance and pension sector based on their operations may not be consolidated due to decisions of the SHCP.

Under U.S. GAAP, the basic principle is that when a Financial Group has a controlling financial interest (either through a majority voting interest or through the existence of other control factors) in an entity, such entity’s financial statements should be consolidated, irrespective of whether the activities of the subsidiary are nonhomogeneous with those of the parent.

No adjustments to consolidated net income or consolidated stockholders’ equity result due to the different consolidation principles disclosed above.

III                                 Additional disclosures:

A)           Earnings per common share (“EPS”) in accordance with U.S. GAAP

In accordance with U.S. GAAP, EPS is based on the provisions of SFAS No. 128, “Earnings per Share”, and is calculated using the weighted-average number of common shares outstanding during each period. Basic and diluted earnings per share are based upon, 2,018,167,791, 2,019,019,115 and 2,018,237,486 weighted-average shares outstanding for 2007, 2006 and 2005, respectively. Potentially dilutive common shares for all periods presented are not significant. Basic and diluted net income per common share computed in accordance with U.S. GAAP is presented below:

	Year ended December 31,
	2007		2006		2005

Basic and diluted earnings per share	Ps.	3.6483	Ps.	2.8827	Ps.	3.0876

B)           Cash flow information

Mexican Banking GAAP establishes presentation requirements related to the statement of changes in financial position. This statement presents the sources and uses of funds during the period measured as the differences, in constant pesos, between the beginning and ending balances of balance sheet items adjusted by the excess (shortfall) in restatement of capital. The monetary effect and the effect of changes in exchange rates are considered cash items in the determination of resources generated from operations due to the fact that they affect the purchasing power of the entity. The following price-level adjusted consolidated statement of cash flows presented for the years ended December 31, 2007, 2006 and 2005, includes the impact of U.S. GAAP adjustments in conformity with recommendations established by the American Institute of Certified Public Accountants SEC Regulations Committees’ International Practices Task Force.

Grupo Financiero Banorte, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2007, 2006 and 2005

(In millions of Mexican pesos of purchasing power of December 31, 2007)

	2007		2006		2005
Cash flows from operating activities:
Net income under U.S. GAAP	Ps.	7,363	Ps.	5,820	Ps.	6,232

Unrealized investment loss (income)	(204)		329		(218)
Allowance for loan losses	2,830		1,857		1,272
Depreciation and amortization	702		697		787
Deferred income taxes and employee profit sharing	(173)		775		1,183
Provision for miscellaneous obligations	2,369		(43)		2,016
Minority interest	721		484		626
Equity in earnings of subsidiaries and associated companies	(66)		(115)		(56)
Allowance for doubtful accounts	(89)		20		22
Periodic pension cost	205		350		356
Gain on sale of property	(22)		(15)		(113)
Loss on sale of foreclosed assets	208		96		185
Loss on sale of trading securities	338		776		507
Gain (loss) on sale of available for sale securities	(36)		52		342
Amortization of purchased portfolios	679		1,598		429
Loss from monetary position	1,298		1,129		660
Insurance and postretirement reserves	(139)		319		(197)
Amortization of debt issuance fees and costs	(439)		(679)		(263)
Income recognition of purchased portfolios	(343)		251		(506)
Other non-cash items	(334)		(28)		(19)
Changes in operating assets and liabilities:
Trading securities	4,868		(13,538)		1,512
Trading derivative financial instruments	(2,463)		3,354		1,527
Deferred income taxes and employee profit sharing	—		—		357
Decrease in settlement accounts payable	(226)		(1,082)		(283)
Decrease in settlement accounts receivable	2,263		2,935		158
(Increase) in other accounts receivable	(2,233)		(8,518)		(636)
Increase in other accounts payable	5,231		7,242		3,701
(Increase) in deferred charges	(2,115)		(2,500)		(1,560)
(Decrease) increase in deferred credits	(210)		164		86
Net cash generated by operating activities	Ps.	19,983	Ps.	1,730	Ps.	18,107

Cash flows from investing activities:

	2007		2006		2005
Proceeds from sale of property, furniture and equipment	Ps.	21	Ps.	31	Ps.	178
Acquisitions of property, furniture and equipment	(1,843)		(907)		(275)
Cash paid for acquisition of subsidiaries	(200)		(2,724)		(67)
Proceeds from sale of foreclosed assets	369		136		764
Treasury transactions - held to maturity securities	16,087		18,528		(7,002)
Treasury transactions - available for sale securities	(3,328)		(3,097)		(231)
Issuance of loans	(55,758)		(19,717)		(13,700)
Purchased credit portfolios	169		(553)		(3,724)
Repurchase agreements – purchases	(15,545)		(13,298)		(1,787)
Net cash used in investing activities	(60,028)		(21,601)		(25,844)
Cash flows from financing activities:
Proceeds from (repayments of) subordinated liabilities	(1,131)		6,899		51
Issuance (repurchase) of shares	(639)		31		(17)
Dividends paid	(917)		(792)		(689)
Deposits received	34,044		21,327		9,626
Repayments of bank debt and other loans	3,909		(5,108)		(3,809)
Repurchase agreements – sales	2,949		2,274		1,949
Debt issuance costs of subordinated liabilities	(9)		(31)		—
Net cash generated by financing activities	38,206		24,600		7,111

Effects of inflation accounting	(1,610)		(1,723)		(1,140)

Net increase (decrease) in cash and cash equivalents	(3,449)		3,006		(1,766)

Cash and cash equivalents at beginning of year	45,165		42,159		43,925

Cash and cash equivalents at end of year	Ps.	41,716	Ps.	45,165	Ps.	42,159

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes	2,419		2,882		414
Interest	33,168		26,719		27,225

Supplemental schedule of non-cash investing activities:
Transfers from loans to foreclosed assets	342		108		797
Transfers from (to) purchased credit portfolio to (from) foreclosed assets	109		(124)		231
Transfers to (from) foreclosed assets from (to) loans and purchased credit portfolio, net	Ps.	451	Ps.	(16)	Ps.	1,028

Cash and cash equivalents - Cash and cash equivalents include all cash balances and highly liquid instruments purchased with an original maturity of three months or less. In addition, the Financial Group maintains a minimum capital requirement as required by the Commission (regulatory monetary fund), which is included as a cash equivalent.

C)           New accounting pronouncements

SFAS No. 157, ‘‘Fair Value Measurements’’, was issued in September 2006. This statement establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this standard relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. On February 12, 2008, the FASB issued FSP FAS 157-1 and FSP FAS 157-2, which remove leasing transactions accounted for under SFAS No. 13, “Accounting for Leases” from the scope of SFAS No. 157 and partially defer the effective date of SFAS No. 157 as it relates to all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008.  The Financial Group’s management is in the process of determining the potential impact of adopting this standard on its consolidated financial position and results of operations.

SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115”, was issued in February 2007 and provides a fair value option to measure financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis.  SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. This statement is not expected to impact the Financial Group’s consolidated financial position or results of operations in future periods.

SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”, was issued in December 2007. SFAS No. 160: (a) amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary; (b) changes the way the consolidated income statement is presented; (c) establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation; (d) requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated; and (e) requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the noncontrolling owners of a subsidiary. SFAS No. 160 must be applied prospectively but to apply the presentation and disclosure requirements must be applied retrospectively to provide comparability in the financial statements. Early adoption is prohibited. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Financial Group’s management is in the process of determining the potential impact of adopting this standard on its consolidated financial position and results of operations.

SFAS No. 141(R), Business Combinations, a replacement of FASB No. 14, was issued in December 2007. SFAS No. 141(R) requires (a) a company to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at fair value as of the acquisition date; and (b) an acquirer in preacquisition periods to expense all acquisition-related costs. SFAS No. 141(R) requires that any adjustments to an acquired entity’s deferred tax asset and liability balance that occur after the measurement period be recorded as a component of income tax expense. This accounting treatment is required for business combinations consummated before the effective date of SFAS No. 141(R) (non-prospective), otherwise SFAS No. 141(R) must be applied prospectively. The presentation and disclosure requirements must be applied retrospectively to provide comparability in the financial statements. Early adoption is prohibited. SFAS No. 141(R) is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is in the process of determining the impact of adopting this standard on its consolidated financial position and results of operations.

* * * * *