Form 20-F
period 2008-12-31
GRUMA SAB DE CV
filed 2009-06-30
CIK 1053947

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . .. . . . . . . .

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

563,650,709 Series B Common Shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes  ☐ No

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

☐ Item 17  ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes  ☒ No

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

This Annual Report contains our audited consolidated financial statements as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008, which have been prepared assuming that we will continue as a going concern. As discussed in Notes 2 and 20 to the consolidated financial statements, significant liabilities arising from foreign exchange derivative financial instruments, together with the uncertainty as to whether we will be able to consummate our planned Financing and the Credit Agreement Amendments to resolve our liquidity issues, raise substantial doubt about our ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. The financial statements have been audited by PricewaterhouseCoopers, an independent registered public accounting firm.

We publish our financial statements in pesos and prepare our consolidated financial statements in accordance with the Normas de Información Financiera (Mexican Financial Reporting Standards or “MFRS”), which are accounting principles generally accepted in Mexico, issued by the Mexican Financial Reporting Standards Board (“CINIF”), and are commonly referred to as “Mexican FRS.”  Mexican FRS differs in certain significant respects from accounting principles generally accepted in the United States of America, commonly referred to as “U.S. GAAP.”  See Note 21 to our audited consolidated financial statements for information relating to the nature and effect of such differences and for a quantitative reconciliation of our consolidated net income and stockholders’ equity to U.S. GAAP.

As the Mexican economy experienced significant levels of inflation prior to 2000, we were required under Mexican accounting Bulletin B-10 “Accounting recognition of the effects of inflation on financial information”, in effect until December 31, 2007 to recognize the effects of inflation in our financial statements presenting our financial information in inflation adjusted monetary units to allow for more accurate comparisons of financial line items over time and to mitigate the distortive effects of inflation on our financial statements.  Unless otherwise indicated, all financial information in this Annual Report as of December 31, 2007, 2006, 2005 and 2004 has been restated in pesos of constant purchasing power as of December 31, 2007.

Until December 31, 2007 we were required to determine our monetary position gain/loss to reflect the effect of inflation on our monetary assets and liabilities.  We determined our net monetary position by subtracting our monetary liabilities from our monetary assets and then the resulting net monetary position was multiplied by the appropriate inflation rate for the period with the resulting monetary gain or loss reflected in earnings.  In so doing, we could reflect the effect inflation was having on our monetary items.

Starting January 1, 2008, we adopted the provisions contained in the new MFRS B-10 “Effects of Inflation,” which replaced Mexican accounting Bulletin B-10. This standard establishes the guidelines for recognizing the effects of inflation based on the inflationary environment of the country. According to the provisions of MFRS B-10, an inflationary environment is present when cumulative inflation of the three preceding years is 26 percent or more, in which case, the effects of inflation must be recognized in the financial statements.  Based on MFRS B-10, the economic environment in Mexico in 2008 has been qualified as non-inflationary due to a cumulative inflation in the preceding three fiscal years of 11.56%.  In addition, MFRS B-10 eliminates the replacement cost and specific indexation methods for inventories and fixed assets, respectively, and requires that the cumulative gain or loss from holding non-monetary assets be reclassified to retained earnings, if such gain or loss is realized; the gain or loss that is not realized will be maintained in stockholders’ equity and charged to current earnings of the period in which the originating item is realized. Accordingly, the financial statements as of December 31, 2008 have been prepared based on the modified historical cost model, as described in Note 2-E to our financial statements, while prior periods are expressed in constant Mexican pesos, as of December 31, 2007 (that is, effects of transactions recognized as of December 31, 2007 are expressed in Mexican pesos of constant purchasing power at that date, and the effects of transactions that occurred after that date are expressed in nominal Mexican pesos).

The accumulated inflation of the last three years in the countries where we and our subsidiaries operate did not exceed the 26% mentioned above, with the exception of Venezuela and Central America.

Pursuant to MFRS B-15 issued by CINIF, we translate the financial statements of each non-Mexican subsidiary depending on the economic environment in which the subsidiary operates, which can be:

•                  Inflationary — when the accumulated inflation of the three prior years is equal to or greater than 26%, or

•                  Noninflationary — when the accumulated inflation of the three prior years is less than 26%.

When a non-Mexican subsidiary operates in an inflationary environment, we apply the actual inflation rate in the relevant country of each non-Mexican subsidiary and then translate the inflation-adjusted financial statements into pesos.  The figures for subsidiaries in Central America and Venezuela are restated to period-end constant local currencies following the provisions of MFRS B-10 and B-15, applying the general consumer price index from the country in which the subsidiary operates.  Once figures are restated, they are converted to Mexican Pesos by applying the exchange rate in effect at the end of the period. When a non-Mexican subsidiary operates in a noninflationary environment, the assets and liabilities are translated to Mexican pesos using the year-end exchange rate.  The stockholders’ equity as of December 31, 2007 were translated to Mexican pesos using the exchange rate at that date, whereas the transactions during 2008 for our non-Mexican subsidiaries other than subsidiaries in Central America and Venezuela were translated by applying the exchange rate in effect at the dates on which the stockholders’ contributions were made and income was generated.

For the purposes of the quantitative reconciliation to U.S. GAAP, we have restated the data as of December 31, 2007 and for years ended December 31, 2006 and 2007 in pesos of constant purchasing power as of December 31, 2007 using the Mexican National Consumer Price Index, or NCPI, rather than the international restatement factor in MFRS B-15 of CINIF.  For a more detailed discussion of Mexican FRS inflation accounting methodologies, see “Item 5.  Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Results of Operations—Overview of Accounting Presentation.”

Starting January 1, 2008, the Company presents the statement of cash flows for the year ended December 31, 2008, as part of the basic financial statements. This financial statement presents cash inflows and outflows that show how cash is provided by, or used in, the business during the year, classified as operating, investing and financing activities. The Company used the indirect method for the presentation of the statement of cash-flows, which presents earnings or losses before taxes, adjusted for the effects of operations of prior periods received or paid in the current period, and for operations in the current period that will be received or paid in the future. For the years ended December 31, 2006 and 2007, the statement of changes in financial position is presented separately as a basic financial statement, which classifies changes in financial position for operating, financing, and investing activities. Pursuant to Mexican accounting Bulletin B-10, the latter financial statement was expressed in Mexican pesos of constant purchasing power of December 31, 2007

In connection with most of its obligations under its foreign exchange derivative instruments, the Company entered into a term sheet on March 19, 2009 (the “Term Sheet”) that provides for the financing of the obligations that would result from the termination of all of its foreign exchange derivative instruments that it had entered into with Credit Suisse, Deutsche Bank and JP Morgan Chase as counterparties (the “Derivative Counterparties”).  On March 23, 2009, Gruma and the Derivative Counterparties agreed to terminate all of these derivative instruments and fixed the total amount of obligations payable by Gruma to the Derivative Counterparties at U.S. $668.3 million (the “Termination Amounts”). In connection with the Term Sheet, Gruma and the Derivative Counterparties have agreed to negotiate in good faith to convert the Termination Amounts into a secured term loan within 120 days following March 23, 2009 (the “Financing”).  Pursuant to the Term Sheet, we are required to pay interest on the Termination Amount at the rate of 1 month LIBOR + 1% for the first six weeks following March 23, 2009, and LIBOR + 2.875% thereafter. Following the expiration of the 120-day period contemplated by the Term Sheet, we will be required to pay default interest on the Termination Amount at the rate of 2% + LIBOR + 2.875%.  As a condition of the Financing, the Company intends to terminate its other outstanding foreign exchange derivative instruments (the “Remaining Derivatives”) and also intends to enter into agreements to amend and restate its existing debt obligations under its 5-year revolving credit facility (the “2005 Facility”) and its 2008 Peso Facility (together, the “Credit Agreement Amendments”).  See “Item 3.  Key Information—Risk Factors—Risks Related to our Company, Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness, and Item 11.  Quantitative and Qualitative Disclosures About Market Risk.”

On June 18, 2009, Gruma and BNP Paribas (“BNP”) entered into a Term Sheet (the “BNP Term Sheet”) that provides for the financing of the obligations that would result from scheduled settlement of the foreign exchange derivative instruments entered into with BNP. Pursuant to the BNP Term Sheet, Gruma and BNP agreed to negotiate in good faith to convert the amount of such obligations payable by Gruma under such derivative instruments into an unsecured loan on or before September 8, 2009, the date on which such derivative instruments expire. If Gruma and BNP fail to reach an agreement to convert the obligations payable by Gruma under such derivative instruments into a loan, such obligations will become due and payable immediately following September 8, 2009. On June 26, 2009, Gruma and Barclays Bank PLC (“Barclays”) entered into a Term Sheet (the “Barclays Term Sheet”) that provides for the financing of the obligations that would result from the termination of all of its foreign exchange derivative instruments that it had entered into with Barclays. Pursuant to the Barclays Term Sheet, Gruma and Barclays agreed to terminate all of Gruma’s derivative instruments owing to Barclays and fixed the total amount of obligations payable by Gruma to Barclays at $21.5 million (the “Barclays Termination Amount”). In connection with the Barclays Term Sheet, Gruma and Barclays have agreed to negotiate in good faith to convert the Barclays Termination Amount into an unsecured loan by July 21, 2009. Pursuant to the Barclays Term Sheet, we are required to pay interest on the Barclays Termination Amount at the rate of 1 month LIBOR + 1% for the period between June 26, 2009 and July 21, 2009. Following July 21, 2009, we will be required to pay default interest on the Termination Amount at the rate of 2% + LIBOR + 2.875%. If Gruma fails to convert the Barclays Termination Amount into a loan by July 21, 2009, the aggregate amount of U.S.$21.5 million together with interest will become due and payable immediately. Gruma is in the process of reaching an agreement to unwind its Remaining Derivatives with its other counterparties.

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

FORWARD LOOKING STATEMENTS

This Annual Report includes “forward-looking statements” within the meaning of Section 27A of the U.S.  Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including the statements about our plans, strategies and prospects under “Item 4.  Information on the Company” and “Item 5.  Operating and Financial Review and Prospects.”  Some of these statements contain words such as “believe,” “expect,” “intend,” “anticipate,” “estimate,” “strategy,” “plans” and other similar words.  Although we believe that our plans, intentions and expectations as reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved.  Actual results could differ materially from the forward-looking statements as a result of risks, uncertainties and other factors discussed in “Item 3.  Key Information—Risk Factors,” “Item 4.  Information on the Company,”  “Item 5.  Operating and Financial Review and Prospects” and “Item 11.  Quantitative and Qualitative Disclosures About Market Risk.”  These risks, uncertainties and factors include:  the success of the negotiations with the Derivative Counterparties and other creditors and Gruma’s ability of continuing as a going concern, general economic and business conditions, including changes in exchange rates, and conditions that affect the price and availability of corn, wheat and edible oils; potential changes in demand for our products; price and product competition; and other factors discussed herein.

PART I

ITEM 1.                                                     Identity of Directors, Senior Management and Advisors.

Not applicable.

ITEM 2.                                                     Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3.                                                     Key Information.

SELECTED FINANCIAL DATA

The following tables present our selected consolidated financial data as of and for each of the years indicated.  The data as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008 are derived from and should be read together with our financial statements included herein and “Item 5.  Operating and Financial Review and Prospects.”

Our consolidated financial statements are prepared in accordance with Mexican FRS, which differ in certain significant respects from U.S. GAAP.  Note 21 to our audited consolidated financial statements provides information relating to the nature and effect of such differences, as they relate to us, and provides a reconciliation to U.S. GAAP of majority net income and total stockholders’ equity.

Pursuant to Mexican FRS, starting January 1, 2008, the provisions of MFRS B-10 “Effects of inflation” establishes the guidelines for recognizing the effects of inflation based on the economic environment of the country, which can be:

•                  Inflationary — when the accumulated inflation of the three prior years is equal to or greater than 26%, or

•                  Noninflationary — when the accumulated inflation of the three prior years is less than 26%.

Since the accumulated inflation in Mexico for the three years ended December 31, 2007, 2006 and 2005 did not exceed 26%, the consolidated financial statements and the selected consolidated financial data as of December 31, 2008 set forth below have been prepared based on the modified historical cost model, as described in Note 2-E to our financial statements. The consolidated financial statements and the selected consolidated financial data as of December 31, 2007, 2006, 2005 and 2004 set forth below are expressed in constant Mexican pesos of December 31, 2007, based on factors derived from the NCPI factors for domestic companies and General Consumer Price Index, or GCPI, factors for foreign subsidiaries. See Note 2 to our consolidated financial statements.  Accordingly, the financial statements and information as of December 31, 2008 have been prepared based on the modified historical cost model and may not be directly comparable to the information presented for prior periods.

	2004		2005		2006		2007		2008
	(thousands of Mexican pesos, except per share amounts)
Income Statement Data:
Mexican FRS:
Net sales	Ps.	27,366,769	Ps.	29,346,074	Ps.	32,189,955	Ps.	35,816,046	Ps.	44,792,572
Cost of sales	(17,558,113)		(19,166,333)		(20,975,201)		(24,192,290)		(30,236,597)
Gross profit	9,808,656		10,179,741		11,214,754		11,623,756		14,555,975
Selling, general and administrative expenses	(7,684,441)		(8,459,679)		(9,342,921)		(9,749,888)		(11,288,995)
Operating income	2,124,215		1,720,062		1,871,833		1,873,868		3,266,980
Other (expenses) income, net	(324,188)		(176,755)		(49,112)		555,743		(181,368)
Comprehensive financing result:
Interest expense	(532,951)		(628,345)		(602,315)		(683,578)		(823,702)
(Loss) gain in derivative financial instruments	—		—		(146,693)		155,456		(15,056,799)
Interest income	250,094		58,706		82,012		64,357		90,399
Monetary position gain, net	265,891		331,120		336,552		558,509		446,720
Foreign exchange gain (loss), net	(56,223)		(56,323)		(19,363)		72,129		255,530
Total comprehensive financing result	(73,189)		(294,842)		(349,807)		166,873		(15,087,852)
Equity in earnings of associated companies	309,005		684,844		643,318		707,835		618,476
Income (loss) before income tax, cumulative effect of change in accounting principle and minority interest	2,035,843		1,933,309		2,116,232		3,304,319		(11,383,764)
Income tax (current and deferred)	(835,901)		(406,995)		(432,170)		(925,710)		(434,695)
Cumulative effect of change in accounting principle	—		(59,545)		—		—		—
Minority interest	(189,059)		(162,076)		(82,937)		(145,288)		(521,299)
Majority net income (loss)	1,010,883		1,304,693		1,601,125		2,233,321		(12,339,758)
Per share data(1):
Income (loss) before cumulative effect of change in accounting principle	2.24		3.02		3.34		4.63		(21.85)
Cumulative effect of change in accounting principle	—		(0.13)		—		—		—
Majority net income (loss) per share	2.24		2.89		3.34		4.63		(21.85)
U.S. GAAP:
Net sales	27,652,314		28,578,636		31,530,165		35,427,207		44,381,012
Operating income	2,112,069		1,548,550		1,753,111		1,824,882		3,222,739
Net income (loss)	867,110		1,285,503		1,502,867		2,107,762		(11,778,940)
Per share data(1):
Net income (loss) per share	1.93		2.85		3.13		4.37		(20.85)

	2004	2005	2006	2007	2008
	(thousands of Mexican pesos, except per share amounts and operating data)
Balance Sheet Data (at period end):
Mexican FRS:
Property, plant and equipment, net	14,466,732	15,119,019	15,563,733	16,274,447	20,653,274
Total assets	27,603,669	29,455,279	31,752,401	33,910,702	44,434,677
Short-term debt(2)	570,917	565,685	926,920	941,073	2,418,560
Long-term debt(2)	6,587,385	7,035,856	5,886,297	6,913,173	11,728,068
Derivative financial instruments	—	—	—	25,557	11,472,292
Total liabilities	12,535,457	13,946,499	13,850,150	15,333,503	35,153,127
Capital stock	16,937,177	16,965,083	18,158,922	18,120,976	9,116,663
Total stockholders’ equity(3)	15,068,209	15,508,778	17,902,251	18,577,199	9,281,550
U.S. GAAP:
Total assets	27,179,476	28,373,924	31,038,108	33,880,390	44,324,382
Long-term debt	6,888,792	7,043,108	5,924,119	6,913,173	11,728,068
Capital stock	16,836,936	16,864,840	18,058,698	18,020,752	9,016,439
Total stockholders’ equity	10,900,539	11,302,627	13,929,767	15,116,749	5,916,800

Other Financial Information:
Mexican FRS:
Capital expenditures	1,401,042	2,259,276	2,144,056	2,222,903	2,696,744
Depreciation and amortization	1,155,703	1,221,689	1,262,299	1,178,797	1,410,420
Resources provided by (used in) (4):
Operating activities	2,149,488	1,988,563	1,973,611	267,347	2,212,996
Financing activities	(435,244)	232,304	(168,189)	208,003	1,410,811
Investing activities	(1,588,853)	(2,389,109)	(1,564,747)	(593,808)	(2,958,202)
U.S. GAAP:
Depreciation and amortization	1,168,943	1,174,020	1,241,875	1,158,976	1,405,704
Net cash provided by (used in):
Operating activities	1,670,982	1,519,036	1,661,269	(177,314)	1,655,480
Investing activities	(1,333,834)	(1,875,175)	(1,465,231)	(514,608)	(3,002,030)
Financing activities	(166,637)	217,354	82,273	627,108	2,143,425

Operating Data:
Sales volume (thousands of tons):
Gruma Corporation (corn flour, tortillas and other)(4)	1,088	1,275	1,327	1,329	1,337
GIMSA (corn flour, tortillas and other)(5)	1,448	1,582	1,734	1,753	1,818
Gruma Venezuela (corn flour, wheat flour and other)	504	480	486	480	465
Molinera de México (wheat flour)	460	474	477	488	494
Gruma Centroamérica (corn flour and other)(6)	154	178	212	220	213
Production capacity (thousands of tons):
Gruma Corporation (corn flour and tortillas)	1,548	1,661	2,021	2,063	2,093
GIMSA (corn flour, tortillas and other)(6)	2,408	2,801	2,797	2,954	2,954
Gruma Venezuela (corn flour, wheat flour and other)(7)	786	764	764	808	823
Molinera de México (wheat flour)	717	801	801	894	894
Gruma Centroamérica (corn flour and other)	220	264	266	319	307
Number of employees	15,727	16,582	18,124	18,767	19,060

(1)                                  Based upon weighted average of outstanding shares of our common stock (in thousands), as follows:  450,306 shares for the year ended December 31, 2004;  451,446 shares for the year ended December 31, 2005; 480,007 shares for the year ended December 31, 2006; and 482,506 shares for the year ended December 31, 2007; and 564,853 for the year ended December 31, 2008.

(2)                                  Short-term debt consists of bank loans and the current portion of long-term debt.  Long-term debt consists of debentures and bank loans.

(3)                                  Total stockholders’ equity includes minority interests as follows:  Ps.3,194 million at December 31, 2004;  Ps.3,148 million at December 31, 2005;  Ps.3,069 million at December 31, 2006; and Ps.2,882 million at December 31, 2007; and Ps.3,642 million at December 31, 2008.

(4)                                  As a result of MFRS B-2 “Statement of Cash Flows”, effective starting January 1, 2008, the Company has included the statement of cash flows for the year ending December 31, 2008 and for the years ended December 31, 2004, 2005, 2006 and 2007, the Company has included the statement of changes in financial position. As a result, the Cash Flow figures for 2008 may not be directly comparable to those presented for the previous four years, which are derived from the statement of changes in financial position.

(5)                                  Net of intercompany transactions.

(6)                                  Includes 194 thousand tons of temporarily idled production capacity at December 31, 2008.

(7)                                  Includes 94 thousand tons of temporarily idled production capacity at December 31, 2008.

Dividends

Our ability to pay dividends is limited by Mexican law, our estatutos sociales, or bylaws, and by financial covenants contained in some of our credit agreements.  As a result of the Financing and the Credit Agreement Amendments, we may be subject to further restrictions on our ability to pay dividends. Because we are a holding company with no significant operations of our own, we have distributable profits to pay dividends to the extent that we receive dividends from our subsidiaries.  Accordingly, there can be no assurance that we will pay dividends or of the amount of any such dividends.  See “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

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

The ability of our subsidiaries to make distributions to us is limited by the laws of each country in which they were incorporated and by their constitutive documents.  For example, our ability to repatriate dividends from Gruma Venezuela may be adversely affected by exchange controls and other recent events.  See “Item 3.  Key Information—Risk Factors—Risks Related to Venezuela—Venezuela Presents Significant Economic Uncertainty and Political Risk.”  In the case of Gruma Corporation, our principal U.S. subsidiary, its ability to pay dividends is subject to financial covenants contained in some of its debt agreements, including covenants which limit the amount of dividend payments.  Upon the occurrence of any default or event of default under these credit agreements, Gruma Corporation generally is prohibited from making any dividend or other payments.  See “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

During 2008 we did not pay any dividends to shareholders. During 2007, 2006 and 2005, we paid dividends to shareholders, in nominal terms, Ps.410 million, Ps.410 million, and Ps.359 million, respectively. In pesos of constant purchasing power as of December 31, 2007, the dividends paid or payable to shareholders in 2007, 2006 and 2005 amounted to Ps.424 million, Ps.440 million and Ps.396 million, respectively.

Exchange Rate Information

Mexico has had a free market for foreign exchange since 1991.  Prior to December 1994, the Banco de México, or Mexican Central Bank, kept the peso-U.S. dollar exchange rate within a range prescribed by the government through intervention in the foreign exchange market.  In December 1994, the government suspended intervention by the Mexican Central Bank and allowed the peso to float freely against the U.S. dollar.  The peso declined during the period from 1994 through 1998, at times in response to events outside of Mexico, but was relatively stable in 1999, 2000 and 2001.  In late 2001 and early 2002, the Mexican peso appreciated considerably against the U.S. dollar and, more strongly, against other foreign currencies.  From the second quarter of 2002 and until the end of 2003, the Mexican peso depreciated in value.  From the beginning of 2004 to August 2008, the Mexican peso was relatively stable, ranging from 9.92 to 11.63.  Commencing on October 1, 2008 to June 12, 2009, the Mexican peso depreciated in value from 10.97 to 13.40.  There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate in the future. See “—Risk Factors—Risks Relating to Mexico—Devaluations of the Mexican Peso Affect our Financial Performance.”

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar.  The rates have not been restated in constant currency units.

	Noon Buying Rate (Ps. Per U.S.$)
Year	High (1)	Low (1)	Average (2)	Period End
2004	11.6350	10.8050	11.2900	11.1540
2005	11.4110	10.4135	10.8940	10.6275
2006	11.4600	10.4315	10.9056	10.7995
2007	11.2692	10.6670	10.9277	10.9169
2008	13.9350	9.9166	11.1415	13.8320
December 2008	13.8320	13.0910	13.4171	13.8320
January 2009	14.3330	13.3300	13.8893	14.3330
February 2009	15.0880	14.1340	14.6066	15.0880
March 2009	15.4060	14.0240	14.6466	14.2100
April 2009	13.8882	13.0470	13.3944	13.8010
May 2009	13.8230	12.8845	13.1895	13.1820
June 2009(3)	13.6360	13.0350	13.3459	13.4010

(1)                                  Rates shown are the actual low and high, on a day-by-day basis for each period.

(2)                                  Average of month-end rates.

(3)                                  Through June 12, 2009.

On June 12, 2009, the noon buying rate for pesos was Ps. 13.4010 to U.S.$1.00.

RISK FACTORS

Risks Relating to Our Company

If We Are Unable to Successfully Consummate the Financing and the Credit Agreement Amendments, We Will Not Have Sufficient Liquidity to Repay Our Existing Obligations

We are currently in the process of obtaining financing in order to convert the Termination Amounts owing to Credit Suisse, Deutsche Bank and JP Morgan Chase under the foreign exchange derivative instruments into a secured term loan. Pursuant to a Term Sheet we entered into on March 19, 2009, Gruma and the aforementioned Derivative Counterparties have agreed to negotiate in good faith to convert U.S. $668.3 million owing to the Derivative Counterparties into a secured term loan within 120 days following March 23, 2009.  As a condition of the Financing, the Company intends to terminate its Remaining Derivatives and also intends to enter into the Credit Agreement Amendments.  Pursuant to the Term Sheet, we are required to pay interest on the Termination Amount at the rate of 1 month LIBOR + 1% for the first six weeks following March 23, 2009, and LIBOR + 2.875% thereafter. Following the expiration of the 120-day period contemplated by the Term Sheet, we will be required to pay default interest on the Termination Amount at the rate of 2% + LIBOR + 2.875%.  If Gruma, the Derivative Counterparties, the Remaining Derivative Counterparties, and its creditors under the 2005 Facility and the 2008 Peso Facility fail to enter into an agreement within the aforementioned 120-day period, the Termination Amount of U.S. $668.3 million together with interest accrued will become immediately due and payable.  See “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources” and “Item 11.  Quantitative and Qualitative Disclosures About Market Risk.”

We do not currently have sufficient liquidity to repay the U.S. $668.3 million obligation owing to the Derivative Counterparties.  Due to our lack of liquidity, our ability to repay or service our existing financial obligations could depend upon our ability to enter into an agreement with the aforementioned creditors and counterparties within the 120-day period.  If we are unable to enter into the Financing and the Credit Agreement Amendments within the designated period, we could attempt to restructure or refinance our existing financial obligations, seek additional equity capital or sell assets.  We cannot assure you that we will be able to accomplish those actions on satisfactory terms, if at all.

Our Business May Be Adversely Impacted by Risks Related to Our Currency Derivatives Trading Activities

From time to time, we enter into currency derivative transactions pursuant to the Company’s risk management policy that cover varying periods of time and have varying pricing provisions. See “Item 11.  Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Rate Risk.”

We are exposed to potential changes in the value of our derivative instruments primarily caused by fluctuations in currency exchange rates.  These fluctuations may result from changes in economic conditions, investor sentiment, monetary and fiscal policies, the liquidity of global markets, international and regional political events, and acts of war or terrorism.  We account for these derivative transactions using the mark-to-market accounting method.  The mark-to-market value of these derivatives instruments may increase or decrease prior to the settlement date of the instruments.  We may incur unrealized losses as a result of the factors described above.  See “Item 11.  Quantitative and Qualitative Disclosures About Market Risk, and Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

If We Are Unable to Successfully Consummate the Financing and the Credit Agreement Amendments, We Face a Risk of Reorganization-Related Proceedings

If we are unable to enter into the Financing and the Credit Agreement Amendments within the 120-day period following March 23, 2009, we may be unable to meet our payment obligations owing to the Derivative Counterparties and our payment obligations owing to some or all of our existing creditors as these become due.  A default under any of our existing debt obligations for borrowed money could result in acceleration of the amounts owing thereunder and in a cross-default under the indenture governing our perpetual bonds.  As a result of such acceleration or cross-default, one or more of our creditors could take legal action against us, including filing an involuntary concurso mercantil proceeding in Mexico, and an involuntary proceeding against us in the United States under the U.S. Bankruptcy Code.  Further, we may choose to institute a voluntary reorganization proceeding. For additional information concerning our liquidity position, see “—If We Are Able to Successfully Consummate the Financing and the Credit Agreement Amendments, our Substantial Indebtedness could Adversely Affect our Business and, Consequently, our Ability to Pay Interest and Repay our Indebtedness.”

If any reorganization proceedings were to be instituted in Mexico and the United States, we could not predict the duration thereof or the ability of holders of existing notes to influence the outcome of such proceedings.  A reorganization proceeding is likely to result in significant changes to our existing obligations, including the Perpetual Bond, which could include the cancellation or rescheduling of all or part of those obligations. During the pendency of any such proceeding, our ability to operate or manage our business, to retain employees, to maintain existing or create new client relationships, to continue to collect payments for our services or to obtain any type of funding or financing would likely be materially adversely affected.

Uncertainties Relating to the Successful Consummation of the Financing and the Credit Agreement Amendments Raise Substantial Doubt About our Ability to Continue as a Going Concern

Our consolidated financial statements have been prepared assuming that we will continue as a going concern. However, our independent auditors have stated in their most recent report that substantial doubt exists about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. Our ability to continue as a going concern will be dependent upon the successful negotiation of the Financing and the Credit Agreement Amendments, our ability to extend or refinance our existing financial obligations, and/or our ability to sell additional assets or obtain additional financing to meet our financial obligations, if necessary.  There can be no assurance that the Financing and the Credit Agreement Amendments will be successfully consummated. These conditions raise substantial doubt about our ability to continue as a going concern.

If We Are Able to Successfully Consummate the Financing and the Credit Agreement Amendments, our Substantial Indebtedness could Adversely Affect our Business and, Consequently, our Ability to Pay Interest and Repay our Indebtedness

If we are able to successfully enter into the Financing and the Credit Agreement Amendments within the 120-day period following March 23, 2009, we anticipate having a significant amount of indebtedness, which will require significant debt service.  We do not anticipate that the aggregate amount of our interest expense and other costs associated with our debt may exceed our operating income in 2009.  Our significant debt service requirements may adversely affect our ability to finance future operations, make acquisitions and capital expenditures, compete effectively against better-capitalized competitors and withstand downturns in our business.  Our level of indebtedness could increase our vulnerability to adverse general economic and industry conditions, including increases in interest rates, increases in prices of raw materials, foreign currency exchange rate fluctuations and market volatility.  Our ability to make scheduled payments on and refinance our indebtedness when due depends on, and is subject to, several factors, including our financial and operating performance, which is subject to prevailing economic conditions and financial, business and other factors, the availability of financing in the Mexican and international banking and capital markets, and our ability to sell assets and operating improvements.

The expected significant increase in our level of debt could adversely affect our business in a number of ways, including but not limited to, the following:

•                  because we would have to dedicate a substantial portion of our cash flow from operations to the payment of interest and principal on our debt, we would have less cash available for other purposes including the payment of dividends;

•                  our ability to obtain additional debt financing could be limited and the terms on which such financing is obtained could be negatively affected; and

•                  we could be placed at a competitive disadvantage by our limited flexibility to react to changes in the industry and economic conditions since our financial resources would be dedicated to paying interest and principal on our debt instead of expanding or improving our business. As a result, we could lose market share and experience lower sales, which could have a material adverse effect on our financial condition, results of operations and liquidity.

We anticipate that, pursuant to the documentation regarding the Financing and the Credit Agreement Amendments, we may not be able to borrow additional indebtedness unless, at the time of incurrence, we satisfy certain financial covenants or other conditions.  As of June 12, 2009, based upon our financial condition, we anticipate that the Financing and the Credit Agreement Amendments would prohibit us from incurring any additional debt, other than to refinance any existing indebtedness, and certain other limited permitted debt exceptions.  See also “—If we Are Able to Successfully Consummate the Financing and the Credit Agreement Amendments, We May Not Be Able to Comply with Covenants in the Debt Instruments Governing a Substantial Portion of our Indebtedness”, “—If We Are Able to Successfully Consummate the Financing and the Credit Agreement Amendments, We Expect to Pay Interest and Principal on our Dollar-Denominated Debt with Revenues Generated in Pesos or other Currencies, as We Will Not Generate Sufficient Revenue in Dollars from our Operations” and “If We Are Able to Successfully Amend the Terms of our Indebtedness, We May Be Adversely Affected by Increases in Interest Rates.”

If We Are Able to Successfully Consummate the Financing and the Credit Agreement Amendments, We May Not Be Able to Comply with Covenants in the Debt Instruments Governing a Substantial Portion of our Indebtedness

We anticipate that, pursuant to the documentation regarding the Financing and the Credit Agreement Amendments, we would be required to comply with certain financial covenants and other covenants including limitations on our ability to pay dividends, make certain investments, merge or consolidate with other companies, sell or pledge assets and incur additional indebtedness.  The restrictions on our debt instruments could:

•                  limit our flexibility to adjust to changes in our business and the industries in which we operate;

•                  limit our ability to access cash from our subsidiaries and, thus, repay our debt or satisfy other holding company obligations; and

•                  limit our ability to fund future operations, acquisitions or meet extraordinary capital needs.

If We Are Able to Successfully Consummate the Financing and the Credit Agreement Amendments, we Expect to Pay Interest and Principal on our Dollar-Denominated Debt with Revenues Generated in Pesos or other Currencies, as We Will Not Generate Sufficient Revenue in Dollars from our Operations

If we are able to successfully enter into the Financing and the Credit Agreement Amendments within the 120-day period following March 23, 2009, we anticipate having approximately 81% of our outstanding debt denominated in dollars as of such date.  This debt will have to be serviced by funds generated from sales by our subsidiaries.  We do not generate sufficient revenues in dollars from our operations to service the entire amount of our expected dollar denominated debt.  Consequently, we anticipate having to use revenues generated in pesos or other currencies to service our dollar denominated debt.  A devaluation of the peso against the dollar could adversely affect our ability to service our debt.  Even though we intend to mitigate this risk with foreign currency hedges, we are exposed to such foreign currency exchange fluctuations and we cannot assure you that market hedges will be available at favorable terms to us, if at all.  Fluctuations in exchange rates may result from changes in economic conditions, investor sentiment, monetary and fiscal policies, the liquidity of global markets, international and regional political events, and acts of war or terrorism.  Extreme exchange rate volatility in the financial markets during the last two quarters of 2008 and the first quarter of 2009 resulted in significant fluctuations in the value of Gruma’s foreign currency derivative instruments.

If We Are Able to Successfully Amend the Terms of our Indebtedness, We May be Adversely Affected by Increases in Interest Rates

Interest rate risk exists primarily with respect to our floating-rate peso denominated debt, which generally bears interest based on the Mexican equilibrium interbank interest rate, which we refer to as the “TIIE.”  In addition, if we are able to successfully enter into the Financing and the Credit Agreement Amendments, we anticipate having additional interest rate risk with respect to floating-rate dollar-denominated debt, which would generally bear interest based on the London interbank offered rate, which we refer to as “LIBOR.”  If we are able to successfully enter into the Financing and the Credit Agreement Amendments, we anticipate having significant exposure to exchange rate fluctuation owing to our floating-rate peso and dollar-denominated debt.  As a result, if the TIIE or LIBOR rates increase significantly, our ability to service our debt may be adversely affected.

Downgrades of Our Debt May Increase Our Financing Costs or Otherwise Adversely Affect Us or Our Stock Price

Our long-term corporate credit rating and our senior unsecured perpetual bond are rated “B+”  with negative implication by Standard & Poor’s Ratings Services (“Standard & Poor’s”). Our Foreign Currency Long-Term Issuer Default Rating and our Local Currency Long-Term Issuer Default Rating are rated “B+” by Fitch Ratings (“Fitch”). Our U.S.$300 million perpetual bond is rated “BB-” by Fitch Ratings.  These ratings reflect the leveraging impact on Gruma’s capital structure from the termination of Gruma’s foreign exchange derivative positions and the subsequent conversion of the realized losses into debt.

On February 1, 2008, Standard & Poor’s placed our long-term corporate credit rating and our senior unsecured perpetual bond on Credit Watch with negative implication. On March 12, 2008, Standard & Poor’s removed the Credit Watch with negative implication based on the company’s intention to use part of the proceeds of the proposed May 2008 rights offering to repay debt,  which improved our debt ratios. On October 13, 2008, Standard and Poor’s reduced the credit rating from “BBB-” to “BB”, and placed them on Credit Watch with negative implications. On November 11, 2008 Standard and Poor’s reduced the rating again from “BB” to “B+” continuing the Credit Watch with negative implications. We continue to have a B+ rating with negative implications.  See “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

On October 13, 2008 Fitch reduced the ratings to “BB+” from “BBB-” while placing Gruma on Rating Watch Negative. On April 2, 2009 Fitch reduced its ratings again and removed all ratings from Rating Watch Negative to Stable.  If our financial condition deteriorates, we may experience future declines in our credit ratings, with attendant consequences. Our access to external sources of financing, as well as the cost of that financing, could be adversely affected by a deterioration of our long-term debt ratings.  A downgrade in our credit ratings could increase the cost of and/or limit the availability of unsecured financing, which may make it more difficult for us to raise capital when necessary.  If we cannot obtain adequate capital on favorable terms or at all, our business, operating results and financial condition would be adversely affected.

Fluctuations in the Cost and Availability of Corn, Wheat and Wheat Flour May Affect Our Financial Performance

Our financial performance may be affected by the price and availability of corn, wheat and wheat flour as each raw material represented 29%, 18% and 8%, respectively, of our cost of sales in 2008.  Mexican and world markets have experienced periods of either over-supply or shortage of corn and wheat, some of which have caused adverse effects on our results of operations.  In recent years, there has been substantial volatility and increases in the price of corn, partly due to the demand for corn-based ethanol in the U.S., which increased our cost of corn and negatively affected our financial condition and results of operation.  However, during 2008 prices of corn and wheat declined significantly from their peak in 2007. We believe that the demand for corn will increase over the long term in connection with the manufacture of corn-based ethanol.  Also, there have been dramatic increases in the price of wheat driven by negative weather conditions in certain regions of the world and increased demand worldwide, especially from emerging countries.

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

Additionally, because of this volatility and price variations, we may not always be able to pass along our increased costs to our customers in the form of price increases.  We cannot always predict whether or when shortages or over-supply of corn and wheat will occur. In addition, future Mexican or other countries’ governmental actions could affect the price and availability of corn and wheat.  Any adverse developments in domestic and international corn and wheat markets could have a material adverse effect upon our business, financial condition, results of operations and prospects.

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

In the past, various claims have been alleged, mostly in the United States and the European Union, that genetically modified foods are unsafe for human consumption, pose risks of damage to the environment and create legal, social and ethical dilemmas.  Some countries, particularly in the European Union, as well as Australia and some countries in Asia, have instituted a partial limitation on the import of grain produced from genetically modified seeds.  Some countries have imposed labeling requirements and traceability obligations on genetically modified agricultural and food products, which may affect the acceptance of these products.  To the extent that we may unknowingly buy or may be perceived to be a seller of products manufactured with genetically modified corn not approved for human consumption, this may have a significant negative impact on our financial condition and results of operation.

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

We Face Risks Related to Health Epidemics and Other Outbreaks

Our business could be adversely affected by the effects of avian flu, severe acute respiratory syndrome (SARS), Influenza A(H1N1) or another pandemic or outbreak. In April 2009, an outbreak of Influenza A(H1N1) occurred in Mexico, United States and Canada spreading to over 74 countries worldwide, including the countries where we operate our business. Any prolonged occurrence or recurrence of avian flu, SARS, Influenza A(H1N1) or other adverse public health developments in the countries where we operate may have an adverse effect on our business operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our facilities, which could disrupt our operations, and a general economic slowdown. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations.

Risks Relating to Mexico

Our Business and Operations May Be Adversely Affected by the Current Global Economic Crisis

The recent global economic crisis is adversely affecting the economy in the United States and many other parts of the world, including Mexico. The Mexican economy has recently experienced a slowing of its growth rate, and the slow-down has been exacerbated by the recent global crisis in the financial services and credit markets, which has resulted in significant volatility and dislocation in the global capital markets. It is uncertain how long the global economic crisis will continue and how much of an impact it will have on the global economy in general, or the Mexican economy in particular, and whether slowing economic growth in Mexico could result in our customers’ reducing their spending. As a result, we may need to lower the prices of certain of our products and services in order to maintain the attractiveness of our products and services, which could lead to reduced turnover and profit. If economic conditions do not improve, our business, results of operations and financial condition could be materially adversely affected. The adverse impact of this downturn on some of our customers may lead to a further decline in demand for our products.  If this were to occur, it could harm our business, results of operations and financial condition and lead to a drop in the trading price of our shares.

Our Results of Operations Could Be Affected by Economic Conditions in Mexico

We are a Mexican company with 38% of our consolidated assets located in Mexico and 29% of our consolidated net sales derived from our Mexican operations as of December 31, 2008.  As a result, Mexican economic conditions could impact our results of operations.

In the past, Mexico has experienced exchange rate instability and devaluation as well as high levels of inflation, domestic interest rates, unemployment, negative economic growth and reduced consumer purchasing power.  These events resulted in limited liquidity for the Mexican government and local corporations.  Civil and political unrest in Venezuela or elsewhere could also negatively impact the Mexican economy.  See “—

Developments in Other Countries Could Adversely Affect the Mexican Economy, the Market Value of our Securities and Our Results of Operations.”

Mexico has experienced a prolonged period of slow growth since 2001, primarily as a result of the downturn in the U.S. economy.  The Mexican economy grew by 4.4% in 2004, by 3.0% in 2005, by 4.8% in 2006 and by 3.3% in 2007.  For 2008, the Mexican economy grew by 1.3%.  In the first quarter of 2009, the Mexican economy contracted 8.2% .

Developments and trends in the world economy affecting Mexico may have a material adverse effect on our financial condition and results of operations. In recent months there has been a downturn in economic conditions worldwide, including Mexico. The Mexican economy is tightly connected to the U.S. economy through international trade (approximately 85 percent of Mexican exports go to the United States), international remittances (billions of dollars from Mexican workers in the United States are the country’s second-largest source of foreign exchange), foreign direct investment (approximately 50 percent of Mexican foreign direct investment comes from U.S.-based investors), and financial markets (the U.S. and Mexican financial systems are highly integrated). As the U.S. economy contracts, U.S. citizens consume fewer Mexican imports, Mexican workers in the United States send less money to Mexico, U.S. firms with businesses in Mexico make fewer investments, U.S.-owned banks in Mexico make fewer loans, and the quality of U.S. financial assets held in Mexico deteriorates. Moreover, the collapse in confidence in the U.S. economy may spread to other economies closely connected to it, including Mexico’s. The result may be a potentially deep and protracted recession in Mexico. If the Mexican economy falls into a deep and protracted recession, or if inflation and interest rates increase, consumer purchasing power may decrease and, as a result, demand for our products may decrease.  In addition, a recession could affect our operations to the extent we are unable to reduce our costs and expenses in response to falling demand.

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

Mexican congressional elections are scheduled for July 5, 2009.  No political party in Mexico has a majority in the Congress or Senate. The lack of a majority party in the legislature, the potential lack of alignment between the legislature and the President and any changes that result from the congressional elections could result in instability or deadlock, and prevent the timely implementation of political and economic reforms, which in turn could have a material adverse effect on Mexican economic policy and on our business.

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

The Mexican government created a program to support the corn flour industry (Programa de Apoyo a la Industria de la Harina de Maíz or PROHARINA). This program aims to mitigate the impact of the rise in international corn prices through price supports designed to aid the consumer and provided through the corn flour industry. To the extent that this or other similar programs are cancelled by the Mexican government, we may be required to increase the prices of our products to reflect such additional costs. There can be no assurance that we will maintain our eligibility for PROHARINA subsidies, or that the Mexican government will not institute price controls or other actions on the products we sell, which could adversely affect our financial condition and results of operations. See “Item 4.  Information on the Company—Regulation—Corn Flour Consumer Aid Program.”

The level of environmental regulations and enforcement in Mexico has increased in recent years.  In the past, the Comisión Nacional del Agua, or National Water Commission or CNA, has brought enforcement proceedings against us for fees arising from alleged water discharges from five of our facilities in Mexico.  As of December 31, 2008, all of the proceedings brought against us by the CNA have been resolved in our favor. We cannot assure you that further actions of this type will not be brought against us. We expect the trend toward greater environmental regulation and enforcement to continue and to be accelerated as a result of international agreements between Mexico and the United States.  The promulgation of new environmental regulations or higher levels of enforcement may adversely affect us.  See “Item 8.  Financial Information—Legal Proceedings” and “Item 4.  Information on the Company—Regulation.”

Devaluations of the Mexican Peso May Affect our Financial Performance

If we do not generate sufficient revenue in dollars from our operations, we may have to pay interest and principal on our dollar-denominated debt with revenues generated in pesos or other currencies, as we do not generate sufficient revenue in dollars from our operations.  However, because we have significant international operations, we remain exposed to foreign exchange risks that could affect our ability to meet our obligations and result in foreign exchange losses on our dollar-denominated obligations.  We posted net foreign exchange losses of Ps.19 million in 2006, gain of Ps.72 million in 2007, and gain of Ps.256 million in 2008.  Major devaluation or depreciation of the Mexican peso may limit our ability to transfer or to convert such currency into U.S. dollars for the purpose of making timely payments of interest and principal on our indebtedness. The Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico. The government could, however, institute restrictive exchange rate policies in the future.

High Levels of Inflation and High Interest Rates in Mexico Could Adversely Affect the Business Climate in Mexico and our Financial Condition and Results of Operations

Mexico has experienced high levels of inflation in the past.  The annual rate of inflation, as measured by changes in the National Consumer Price Index, was 4.05% for 2006, 3.76% for 2007 and 6.53% for 2008.  From January through May 2009, the inflation rate was 1.09%.  On June 9, 2009, the 28-day CETES rate was 5.10%.  While the substantial part of our debt is dollar-denominated at this time, high interest rates in Mexico may adversely affect the business climate in Mexico generally and our financing costs in the future and thus our financial condition and results of operations.

Developments in Other Countries Could Adversely Affect the Mexican Economy, the Market Value of Our Securities and Our Results of Operations

The Mexican economy may be, to varying degrees, affected by economic and market conditions in other countries.  Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers.  In recent years, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States.  Accordingly, the slowing economy in the United States, and the uncertainty of the impact it could have on the general economic conditions in Mexico and the United States could have a significant adverse effect on our businesses and results of operations.  See—“Our Results of Operations Could be Affected by Economic Conditions in Mexico”, and “Risks Relating to the United States—Unfavorable General Economic Conditions in the United States Could Negatively Impact Our Financial Performance”  In addition, economic crises in Asia, Russia, Brazil, Argentina and other emerging market countries have adversely affected the Mexican economy in the past.

Our financial performance may also be significantly affected by general economic, political and social conditions in the emerging markets where we operate, particularly Mexico, Venezuela and Asia. Many countries in Latin America, including Mexico and Venezuela, have suffered significant economic, political and social crises in the past, and these events may occur again in the future. See also “— Risks Relating to Venezuela —Venezuela

Presents Significant Economic Uncertainty and Political Risk, Which May in the Future Have an Adverse Impact on Our Operations and Financial Performance.”   Instability in Latin America has been caused by many different factors, including:

•      significant governmental influence over local economies;

•      substantial fluctuations in economic growth;

•      high levels of inflation;

•      changes in currency values;

•      exchange controls or restrictions on expatriation of earnings;

•      high domestic interest rates;

•      wage and price controls;

•      changes in governmental economic or tax policies;

•      imposition of trade barriers;

•      unexpected changes in regulation; and

•      overall political, social and economic instability.

Adverse economic, political and social conditions in Latin America may create uncertainty regarding our operating environment, which could have a material adverse effect on our company.

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

Risks Relating to Venezuela

Venezuela Presents Significant Economic Uncertainty and Political Risk, Which May in the Future Have an Adverse Impact on Our Operations and Financial Performance

Our operations in Venezuela accounted for approximately 19% of our net sales in 2008.  In recent years, political and social instability has prevailed in Venezuela.  This unrest presents a risk to our business which cannot be controlled or accurately measured or estimated.  For instance, as a result of the nation-wide general strike that took place from early December 2002 to February 2003, and in an effort to shore up the economy and control inflation, Venezuelan authorities imposed foreign exchange and price controls in early 2003.

These price controls apply to products such as corn flour and wheat flour, which limit our ability to increase our prices in order to compensate for higher costs in raw materials.  However, in February 2008, the Venezuelan government liberalized price controls on retail wheat flour.  We cannot predict whether the Venezuelan government will reinstate price controls on wheat flour in the future.  Additionally, the foreign exchange controls imposed by the Venezuelan government limit our ability to convert bolívares (the Venezuelan currency) into other currencies and transfer funds out of Venezuela.  In February 2003, the Venezuelan government established a single fixed exchange rate for the bolívar of 1,600.00 bolívares per U.S.$1.00, which has been increased on several occasions to the current fixed exchange rate of 2,150.00 bolívares per U.S.$1.00 in effect since March 2005. Pursuant to a March 2007 decree, commencing on January 1, 2008 the bolívar was renamed “bolívar fuerte” and revalued at a ratio of 1,000 bolívares to 1 bolívar fuerte and 2.15 bolívares fuertes per U.S$1.00.

Hugo Chávez, the current president of Venezuela was reelected to a second term in December 2006. On February 2009, a constitutional referendum was held in Venezuela to decide on the possibility for the President, State Governors, Mayors, and National Assembly Congressmen to be reelected for indefinite terms. Such proposal was approved by the majority of Venezuela’s voters. The permanent reelection of key government officials could result in social or economic instability, which in turn could have a material adverse effect on Venezuela and our business.

The Government of Venezuela has undertaken to nationalize foreign-owned companies in key industries such as steel, telecommunications and cement.  We cannot assure you that the government of Venezuela will not continue to nationalize other foreign-owned companies, including our operations.  The Venezuelan government’s continued nationalization of foreign owned companies could adversely affect our financial condition and results of operation.

Additionally, our financial condition and results of operations could be adversely affected since, among other reasons:  (i) a portion of our sales are denominated in bolívares; (ii) Gruma Venezuela produces products that are subject to price controls; (iii) part of our sales depend on centralized government procurement policies for its social welfare programs; (iv) we may have difficulties repatriating dividends from Gruma Venezuela, as well as importing some of its requirements for raw materials as a result of the exchange controls, and; (v) we may face increasing costs in some of our raw materials due to the implementation of import tariffs.

Risks Relating to the United States

Unfavorable General Economic Conditions in the United States Could Negatively Impact Our Financial Performance

Net sales in the U.S. constituted approximately 41% of our total sales in 2008.  Unfavorable general economic conditions, such as the current recession and economic slowdown in the United States could negatively affect the affordability of and consumer demand for some of our products.  Under difficult economic conditions, consumers may seek to forego purchases of our products or, if available, shift to lower-priced products offered by other companies.  Softer consumer demand for our products in the United States or in other major markets could reduce our profitability and could negatively affect our financial performance.

Additionally, as the retail grocery trade continues to consolidate and our retail customers grow larger, they could demand lower pricing and increased promotional programs.  Also, our dependence on sales to certain retail customers could increase.  There is a risk that we will not be able to maintain our U.S. profit margin in this environment.

Demand for our products in Mexico may also be disproportionately affected by the performance of the United States economy. See also “— Risks Relating to Mexico — Our Results of Operations Could be Affected by Economic Conditions in Mexico.”

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

The Protections Afforded to Minority Shareholders in Mexico Are Different From Those in the United States

Under Mexican law, the protections afforded to minority shareholders are different from those in the United States.  In particular, the law concerning fiduciary duties of directors, executive officers and controlling shareholders has been recently developed and there is no legal precedent to predict the outcome of any such action.  Additionally, class actions are not available under Mexican law and there are different procedural requirements for bringing shareholder derivative lawsuits.  As a result, in practice it may be more difficult for our minority shareholders to enforce their rights against us, our directors, our executive officers or our controlling shareholders than it would be for shareholders of a U.S. company.

We Have Significant Transactions With Affiliates That Could Create Potential Conflicts of Interest

As of December 31, 2008, we held approximately 8.8% of the capital stock of Grupo Financiero Banorte, S.A.B. de C.V. or GFNorte, a Mexican financial institution. In the normal course of business, we may obtain financing from GFNorte’s subsidiaries at market rates and terms.  For the past six and a half years, the highest outstanding loan amount was Ps.162 million (in nominal terms) with an interest rate of 8.9% in December 2003. As of December 31, 2008 there were no outstanding loan amounts with GFNorte’s subsidiaries.

We purchase some of our inventory ingredients from our shareholder and associate Archer-Daniels-Midland Company, or Archer-Daniels-Midland, at market rates and terms.  During 2006, 2007 and 2008, we purchased U.S.$115 million, U.S.$133 million and U.S.$183 million of inventory ingredients, respectively, from Archer-Daniels-Midland.  Transactions with affiliates may create the potential for conflicts of interest.  See “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions.”

Exchange Rate Fluctuations May Affect the Value of Our Shares

Fluctuations in the exchange rate between the Peso and the U.S. Dollar will affect the U.S. Dollar value of an investment in our shares and of dividend and other distribution payments on those shares.  See “Item 3.  Key Information—Exchange Rate Information” and “Item 11.  Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Rate Risk.”

Mexican Law Restricts the Ability of Non-Mexican Shareholders to Invoke the Protection of Their Governments With Respect to Their Rights as Shareholders

As required by Mexican law, our bylaws provide that non-Mexican shareholders shall be treated as Mexican shareholders in respect to their ownership interests in us, and shall be deemed to have agreed not to invoke the protection of their governments under any circumstance, under penalty to forfeit, in favor of the Mexican government, any participation or interest held in us.

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

Our Controlling Shareholder Exerts Substantial Control Over Our Company

As of April 30, 2009, Roberto González Barrera and his family controlled approximately 51.68% of our outstanding shares.  See “Item 10.  Additional Information—Changes in Capital Stock.”  Consequently, Mr. González Barrera and his family have the power to elect the majority of our directors and to determine the outcome of most actions requiring approval of our stockholders, including the declaration of dividends.  The interests of Mr. González Barrera and his family may differ from those of our other shareholders.  Mr. González Barrera and his family’s holdings are described under “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders.”

Mr. González Barrera has pledged and may be required to further pledge part of his shares in our company to secure some of his borrowings.  If there is a default and the lenders enforce their rights against any or all of these shares, Mr. González Barrera and his family could lose control over us and a change of control could result.  In addition, this could trigger a default in some of our credit agreements and have a material adverse effect upon our business, financial condition, results of operations and prospects.  For more information about this pledge, see “Item 7.  Major Shareholders and Related Party Transactions.”

Archer-Daniels-Midland, Our Strategic Partner, Has Influence Over Some Corporate Decisions; Our Relationship With Archer-Daniels-Midland Could Become Adverse and Hurt Our Performance

Archer-Daniels-Midland owns, directly or indirectly, approximately 23.22% of our outstanding shares.  However, a portion of such interest is held through a Mexican corporation jointly owned with Mr. González Barrera, who has the sole authority to determine how those shares are voted.  Thus, Archer-Daniels-Midland only has the right to vote 18.87% of our outstanding shares.  In addition, Archer-Daniels-Midland has the right to nominate 2 of the 15 members of our board of directors and their corresponding alternates.  As a result, Archer-Daniels-Midland may influence the outcome of actions requiring the approval of our shareholders or our board of directors.  Mr. González Barrera and Archer-Daniels-Midland have also granted each other rights of first refusal in respect of their shares in our company, subject to specified conditions.

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

Archer-Daniels-Midland owns, directly or indirectly, a 40% interest in our subsidiary, Molinera de México, S.A. de C.V., or Molinera de México, and a 20% interest in our subsidiary, Azteca Milling, L.P., or Azteca Milling.  Additionally, Archer-Daniels-Midland owns a 3% indirect interest in Molinos Nacionales, C.A., or MONACA and a 3% indirect interest in Derivados de Maíz Seleccionado, C.A. or DEMASECA.  For more information, please see “Item 4.  Information on the Company—Business Overview— Gruma Venezuela.”  These subsidiaries account for 39% of our revenue.  Although we own a majority ownership interest in each of Azteca Milling and Molinera de México, we are required to obtain the consent and cooperation of Archer-Daniels-Midland with respect to certain matters in order to increase our capital expenditures and to implement and expand upon our business strategies in respect of such subsidiaries.

We cannot assure you that our relationships with Archer-Daniels-Midland will be harmonious and successful.  Disagreements with Archer-Daniels-Midland could affect the execution of our strategy and, as a result, we may be placed at a competitive disadvantage.

Our Antitakeover Protections May Deter Potential Acquirors

Certain provisions of our bylaws could make it substantially more difficult for a third party to acquire control of us.  These provisions in our bylaws may discourage certain types of transactions involving the acquisition of our securities.  These provisions could discourage transactions in which our shareholders might otherwise receive a premium for their shares over the then current market price.  Holders of our securities who acquire shares in violation of these provisions will not be able to vote, or receive dividends, distributions or other rights in respect of, these securities and would be obligated to pay us a penalty.  For a description of these provisions, see “Item 10.  Additional Information—Bylaws—Antitakeover Protections.”

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

In addition, Gruma Corporation is subject to covenants in some of its debt agreements which require the maintenance of specified financial ratios and balances and, upon an event of default, prohibit the payment of cash dividends.  For additional information concerning these restrictions on inter-company transfers, see “Item 3.  Key Information—Dividends” and “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

We own approximately 83% of the outstanding shares of Grupo Industrial Maseca, S.A.B. de C.V., or GIMSA, 73% of MONACA, 57% of DEMASECA, 80% of Azteca Milling, L.P. (through Gruma Corporation), 60% of Molinera de México, S.A. de C.V. and, as of December 31, 2008, 8.8% of GFNorte. Accordingly, we are entitled to receive only our pro rata share of any of these subsidiaries’ dividends.

Furthermore, our ability to repatriate dividends from Gruma Venezuela may be adversely affected by exchange controls and other recent events.  See “Item 3.  Key Information—Risk Factors—Risks Related to Venezuela—Venezuela Presents Significant Economic Uncertainty and Political Risk.”

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

One of our most important competitive advantages is our proprietary state-of-the art technology for the manufacturing of corn flour and tortillas and other related products.  We have been developing and advancing our own technology since the founding of our company.  Throughout the years we have been able to achieve vertical integration which is an important part of our competitive advantage.

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

•                 In 1994, we began our packaged tortilla operations in Mexico as part of our strategy to broaden our product lines in Mexico, achieve vertical integration of our corn flour operations and capitalize upon our experience in producing and distributing packaged tortillas in the United States. We were focused only on the northern part of Mexico. In addition, in 1994 Gruma became a publicly listed company in both Mexico and the U.S.

•                 In 1996, we strengthened our position in the U.S. corn flour market through an association with Archer-Daniels-Midland, which currently owns approximately 23.22% of our outstanding shares.  Through this association we combined our existing U.S. corn flour operations and strengthened our position in the U.S. corn flour market.  This association also allowed us to enter the Mexican wheat flour market by acquiring a 60% ownership interest in Archer-Daniels-Midland’s Mexican wheat flour operations.

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

•                 In 2006, during the first quarter, we concluded the acquisitions of two small tortilla plants in Australia (Rositas Investments and Oz-Mex Foods), which strengthened our presence in the Asian and Oceania markets.  In April of 2007, we entered into a contract to sell a 40% stake in MONACA to our partners in DEMASECA.  In conjunction with this transaction, we also agreed to purchase an additional 10% ownership interest in DEMASECA from our partners.  We also purchased the remaining 49% ownership interest in Nuova De Franceschi & Figli, a corn flour company based in Italy, in which we previously held a 51% ownership interest.  In September 2006, we opened our first tortilla plant in Asia, located in Shanghai, China.  We believe the plant has allowed us to strengthen our presence in the Asian markets by improving our service to customers and consumers, allowing us to introduce new products to the Asian market and offer fresher products.  In October 2006, we concluded the acquisition of Pride Valley Foods, a company based in Newcastle, England, that produces tortillas, pita bread, naan, and chapatti.  We believe the acquisition will strengthen our presence in the European market and will provide an opportunity to expand our product portfolio to products similar to tortillas.

•                 In 2007, we made major investments in capacity expansions and upgrades in Gruma Corporation, started the construction of a tortilla plant for Gruma Asia and Oceania, and expanded two of GIMSA’s plants.

•                 In 2008, most of our capital expenditures were applied to Gruma Corporation for the construction of a tortilla plant in southern California and capacity expansions at existing facilities, and to Gruma Asia and Oceania for the construction of a tortilla plant in Australia.

•                 In 2009, major capital expenditures have been applied to the construction of tortilla plants in California and Australia, a wheat flour mill in Venezuela, and general manufacturing upgrades especially in Gruma Corporation.

ORGANIZATIONAL STRUCTURE

We are a holding company and conduct our operations through subsidiaries.  The table below sets forth our principal subsidiaries as of December 31, 2008.

Name of Company	Principal Markets	Jurisdiction of Incorporation	Percentage Owned(1)	Products/ Services

Mexican Operations

Grupo Industrial Maseca, S.A.B. de C.V. (“GIMSA”)	Mexico	Mexico	83%	Corn flour, Wheat flour; Other

Molinera de México, S.A. de C.V. (“Molinera de México”) (2)	Mexico	Mexico	60%	Wheat flour, Other

U.S. and Europe Operations(3)

Gruma Corporation	United States, Europe	Nevada	100%	Packaged tortillas, Other tortilla related products, Corn flour, Other

Azteca Milling(4)	United States	Texas	80%	Corn flour

Central American Operations

Gruma Centroamérica, LLC(5)	Costa Rica, Honduras, Guatemala, El Salvador, Nicaragua, Ecuador	Nevada	100%	Corn flour, Packaged tortillas, Snacks, Hearts of palm, Rice

Venezuelan Operations(6)

Molinos Nacionales, C.A. (“MONACA”) (7)	Venezuela	Venezuela	73%	Corn flour, Wheat flour, Other products

Derivados de Maíz Seleccionado, C.A. (“DEMASECA”) (7)	Venezuela	Venezuela	57%	Corn flour

Other Subsidiaries

Mission Foods (Shanghai) Co. Ltd., Gruma Oceania Pty. Ltd., and Mission Foods (Malaysia) Sdn. Bhd. (“Gruma Asia and Oceania”)	Asia and Oceania	China, Malaysia and Australia	100%	Packaged tortillas, Chips, Other products

Productos y Distribuidora Azteca, S.A. de C.V. (“PRODISA”)	Mexico	Mexico	100%	Packaged tortillas, Other related products

Investigación de Tecnología Avanzada, S.A. de C.V. (“INTASA”)	Mexico	Mexico	100%	Construction, Technology and Equipment operations

(1)   Percentage of equity capital owned by us directly or indirectly through subsidiaries.

(2)   Archer-Daniels-Midland indirectly holds the remaining 40% interest.

(3)   Since 2007, the Asia and Oceania operations have been presented as a separate business unit from Gruma Corporation.

(4)         Archer-Daniels-Midland indirectly holds the remaining 20% interest.

(5)         As part of a corporate restructuring of our Central American operations, on January 1, 2009 all subsidiaries of Gruma Centroamérica, LLC were transferred to Gruma International Foods, S.L., a corporation  organized under the laws of the Kingdom of Spain.

(6)   Together these subsidiaries are referred to as “Gruma Venezuela.”

(7)         Archer-Daniels-Midland holds a 3% indirect interest in both companies and Mr. Ricardo Fernández, our Venezuelan partner, holds a 24.14% indirect interest in MONACA and 40% in DEMASECA through RFB Holdings de Mexico, S.A. de C.V.

Our subsidiaries accounted for the following percentages and amount of our net sales in millions of pesos for the years ended December 31, 2006, 2007 and 2008.

	Year ended December 31,
	2006			2007			2008
	In Millions of Pesos		Percentage of Net Sales	In Millions of Pesos		Percentage of Net Sales	In Millions of Pesos		Percentage of Net Sales
Gruma Corporation	Ps.	16,170	50%	Ps.	17,406	49%	Ps.	19,356	43%
GIMSA	7,666		24	9,012		25	9,142		20
Gruma Venezuela	3,874		12	3,862		11	8,727		19
Molinera de México	2,212		7	2,694		8	3,598		8
Gruma Centroamérica	1,863		6	2,076		6	2,949		7
Others and eliminations	405		1	766		1	1,021		3

Association with Archer-Daniels-Midland

We entered into an association with Archer-Daniels-Midland in September 1996.  Archer-Daniels-Midland is one of the world’s largest agricultural processors and traders.  Through our partnership we have improved our position in the U.S. corn flour market and gained an immediate presence in the Mexican wheat flour market.

As a result of this association, we and Archer-Daniels-Midland combined our U.S. corn flour operations to form Azteca Milling, L.P., a limited partnership in which we hold indirectly, 80% and Archer-Daniels-Midland holds indirectly, 20%.  We and Archer-Daniels-Midland agreed to produce and distribute corn flour in the United States through Azteca Milling.  In addition, we acquired 60% of the capital stock of Archer-Daniels-Midland’s wholly-owned Mexican wheat milling operations, Molinera de México, S.A. de C.V.  Archer-Daniels-Midland retained the remaining 40%.  We and Archer-Daniels-Midland agreed to produce and distribute wheat flour in Mexico through Molinera de México.  As part of this agreement, we also received U.S.$258.0 million in cash and gained exclusivity rights from Archer-Daniels-Midland in specified corn flour and wheat flour markets.  In return, Archer-Daniels-Midland received 74,696,314 of our then newly issued shares, which represented at that time approximately 22% of our total outstanding shares and the right to designate two of the 15 members of our board of directors and their corresponding alternates.  Currently, Archer-Daniels-Midland owns, directly and indirectly, approximately 23.22% of our outstanding shares and, indirectly, a combined 3% stake in MONACA and DEMASECA.  See “Item 3.  Key Information—Risk Factors—Risks Relating to Our Controlling Shareholders and Capital Structure—Archer-Daniels-Midland, Our Strategic Partner, Has Influence Over Some Corporate Decisions” and “Item 10.  Additional Information—Material Contracts—Archer-Daniels-Midland.”

Capital Expenditures

Our capital expenditure program continues to be primarily focused on our core businesses and markets.  Capital expenditures for 2006, 2007 and 2008 were U.S.$189 million, U.S.$204 million and U.S.$235 million, respectively.  Our capital expenditures include investments in property, plant and equipment, acquisitions of new plants and brands and capital investments. Capital expenditures in 2006 were mainly applied to:  (i) the expansion of tortilla capacity and upgrades in existing and new plants within Gruma Corporation; (ii) the acquisition of Pride Valley Foods, a company based in Newcastle, England, that manufactures tortillas, pita bread, chapatti, and naan, for an acquisition cost of approximately U.S.$33 million; (iii) the construction of a tortilla plant in Shanghai, China, for a total investment of approximately U.S.$7 million; (iv) the acquisition of Rositas Investments, a tortilla company based in Australia, for approximately U.S.$13 million; (v) the acquisition of Oz-Mex Foods, a tortilla company based in Australia, for approximately U.S.$4 million; and (vi) the purchase of the remaining 49% ownership interest in Nuova De Francesch & Figli, a corn flour company based in Italy, in which we previously held a 51% ownership interest, for approximately U.S.$8.2 million.  To a lesser extent, investments were also made to expand capacity in GIMSA and Gruma Centroamérica.  Major capital expenditures in 2007 were focused on expanding and upgrading capacity at Gruma Corporation, capacity expansions at GIMSA and Gruma Centroamérica, and the construction of a tortilla plant in Australia.  During 2008 GRUMA’s capital expenditures totaled U.S.$235 million, most of which was applied to the construction of tortilla plants in California and Australia, capacity expansions and upgrades in Gruma Corporation. In light of the increase in our debt resulting from losses on derivative instruments, our capital expenditures will be oriented exclusively to the most material projects and therefore will be lower than what we have invested in recent years. We have budgeted approximately U.S.$80.0 million for capital expenditures in 2009, which we intend to use mainly for additional capacity at existing plants in Gruma Corporation, to finalize the construction of a tortilla plant in California and  a tortilla plant in Australia.  We anticipate financing these expenditures throughout the year through our own cash flows.  This capital expenditures budget does not include any potential acquisitions.  During the first quarter of 2009, we spent approximately U.S.$14 million on capital expenditures which were applied to the construction of tortilla plants in California and Australia and a wheat flour mill in Venezuela.

The following table sets forth the aggregate amount of our capital expenditures during the periods indicated.

	Year ended December 31,
	2006(1)	2007(1)	2008(2)
	(in millions of U.S. dollars
Gruma Corporation	$121.3	$96.1	120.7
GIMSA	31.3	23.6	12.2
Gruma Venezuela	7.6	6.7	22.0
Molinera de México	5.1	3.6	3.4
Gruma Centroamérica	11.8	13.1	23.6
Others and eliminations	11.8	60.5	53.4
Total consolidated	$188.9	$203.6	235.3

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

(2)         These amounts were translated into U.S. dollars at the exchange rate in effect at the end of each month on which a given capital expenditure was made. As a result, U.S. dollar amounts presented in the table above may not be comparable to data contained elsewhere in this Annual Report.

In light of the increase in our debt resulting from losses on derivative instruments, we anticipate that our capital expenditures during 2009 will be oriented exclusively to the most material projects and therefore will be less than what we have invested in recent years.

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

The following table sets forth our revenues by geographic market for years ended December 31, 2006, 2007 and 2008.

	Year ended December 31,
	2006		2007		2008
	(in millions of pesos)
United States and Europe	Ps.	16,168	Ps.	17,403	Ps.	19,332
Mexico	9,977		11,652		12,784
Venezuela	3,874		3,862		8,727
Central America	1,862		2,076		2,949
Asia and Oceania	309		823		1,001
Total	Ps.	32,190	Ps.	35,816	Ps.	44,793

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

Leverage Our Existing Available Production Capacity and Focus on Optimizing Operational Matters: Our investment program during recent years in plants and operations has resulted in sufficient existing capacity to meet current and foreseeable demand. We believe that we have the capacity to operate at optimal levels and that our economies of scale and existing operating synergies permit us to remain competitive without additional capital expenditures.

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

Competition and Market Position.  We believe the tortilla market is highly fragmented, regional in nature and extremely competitive.  Mission Foods’ main competitors are hundreds of tortilla producers who manufacture locally or regionally and tend to be sole proprietorships.  However, a few competitors have a presence in several U.S. regions.  In addition, a few large companies have tortilla manufacturing divisions that compete with Mission Foods, for example, Tyson, Bimbo, Hormel Foods, Olé Mexican Foods and General Mills.  We believe Mission Foods is one of the leading manufacturers and distributors of packaged tortillas and related products throughout the United States and Europe.

Competitors within the corn flour milling industry include Minsa and the corn flour milling divisions of  Cargill.  Azteca Milling competes with these corn flour manufacturers in the United States primarily on the basis of superior quality, technical support, customer service and brand recognition.  However, we believe there is great potential for growth by converting tortilla and tortilla chip manufacturers that still use the traditional method to our corn flour method.  We believe Azteca Milling is one of the leading producers of corn flour in the United States.

We believe there is a significant growth potential for tortillas in Europe, both in the retail and food service segments.  Approximately two-thirds of our production is allocated to food service providers and food processors, while the remaining one-third is for retail sales.  We believe we are one of the largest tortilla producers in Europe, and our main competitors in Europe are General Mills and Santa Maria. Two or three new smaller players have entered tortilla production in Europe, operating in Germany, Benelux and the United Kingdom.

Operation and Capital Expenditures.  Annual total production capacity for Gruma Corporation is estimated at 2.1 million metric tons as of December 31, 2008, with an average utilization of 76% in 2008.  The average size of our plants measured in square meters is approximately 9,500 (about 103,000 square feet) as of December 31, 2008.  Capital expenditures for the past three years were U.S.$338 million, mostly for expansion and upgrades of existing facilities and the construction of a new tortilla plant in southern California.  Gruma Corporation also purchased the remaining 49% ownership interest in Nuova De Franceschi & Figli, a corn flour company based in Italy, in which we previously held a 51% ownership interest.  Gruma Corporation’s capital expenditures projected for 2009 will be approximately U.S.$28 million for maintenance of existing facilities and the completion of a tortilla plant in southern California and manufacturing and technology upgrades.  These budgeted capital expenditures do not include any potential acquisitions.  Mission Foods produces its packaged tortillas and other related products at 21 manufacturing facilities worldwide.  Nineteen of these facilities are located in large population centers throughout the United States.  During the first quarter of 2009, Mission Foods temporarily closed three manufacturing facilities located in Las Vegas, Ft. Worth and El Paso.  Mission Foods has temporarily shifted production to other plants to achieve savings in overhead costs.  Mission Foods will consider reopening these plants should market demands require additional capacity. Outside the United States, Mission Foods has one plant in England and one plant in The Netherlands.

Mission Foods is committed to offering the best quality products to its customers and uses the American Institute of Baking (AIB) food safety standards to measure and ensure food compliance with this commitment.  AIB is a corporation founded in 1919 by the North American wholesale and retail baking industries that is dedicated to protecting the safety of the food supply chain.  All of the Mission Foods manufacturing facilities worldwide have earned either a superior or excellent category rating from the AIB.  Many of Mission Foods’ U.S. plants have earned the AIB’s highest award, the combined AIB-HAACP certification, with the exception of the recently acquired plants in Arizona, Minnesota and California.  We anticipate these plants will complete their HAACP certification during the next two years.  Besides the AIB, Mission Foods plants are regularly evaluated by other third party organizations, including the British Retail Consortium as well as customers.  Our plants in England and The Netherlands are also evaluated by other third party organizations such as International Food Standards and British Retail Consortium.

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

In 2008, GIMSA had net sales of Ps.9,142 million.  We believe GIMSA is one of the largest corn flour producers in Mexico.  GIMSA estimates that its corn flour is used in one third of the corn tortillas consumed in Mexico.  It sells corn flour in Mexico mainly under the brand name MASECA®.  MASECA® flour is a ready-mixed corn flour that becomes a dough when water is added.  This corn dough can then be pressed to an appropriate thickness, cut to shape and cooked to produce tortillas and similar food products.

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

	Year Ended December 31,
	2006		2007		2008
	Tons	%	Tons	%	Tons	%
Corn Flour
Bulk	1,330,123	77	1,352,109	77	1,417,550	78
Retail	262,551	15	265,825	15	268,091	15
Tortillas	15,069	1	3,710	—	—	—
Other	126,398	7	131,716	8	131,930	7
Total	1,734,141	100	1,753,360	100	1,817,571	100

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

We believe in the benefits of our dry corn flour method and, thus also, believe that we have substantial opportunities for growth by encouraging a transition to our method.  Corn flour is primarily used to produce corn tortillas, a principal staple of the Mexican diet.  The tortilla industry is one of the largest industries in Mexico as tortillas constitute the single largest component of Mexico’s food industry.  However, there is still reluctance to abandon traditional practice, particularly in central and southern Mexico, because corn dough producers and/or tortilla producers using the traditional method incur lower expenses by working in an informal economy.  Additionally, such producers are generally not required to comply with environmental regulations, which also represent savings for them.  To the extent regulations in Mexico are enforced and we and our competitors are on the same footing, we expect to benefit from these developments.

GIMSA has embarked on several programs to promote corn flour sales to tortilla producers and consumers.  GIMSA offers incentives to potential customers, such as small independent tortillerías, to convert to the corn flour method from the traditional wet corn dough method.  The incentives GIMSA offers include new, easy to use equipment designed specifically for small-volume users, financing, and individualized training.  For example, in order to assist traditional tortilla producers in making the transition to corn flour, GIMSA also sells specially designed mixers made by Tecnomaíz, S.A. de C.V., or Tecnomaíz, one of our research and development subsidiaries.  For more information about our research and development department, see “—Miscellaneous—INTASA—Technology and Equipment Operations.”  GIMSA also helps its tortillería customers to improve sales by directing consumer promotions to heighten the desirability of their products and increase consumption, which, in turn, should increase corn flour sales and our brand equity.  These efforts to improve sales and strengthen our brand equity by better positioning us among consumers, include prime time advertising on television as well as radio, magazine and billboard advertising.  From time to time, the company undertakes the following ongoing initiatives in an effort to improve operational efficiency, increase consumption of corn flour, and improve on its successful business model to attract new customers:

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

GIMSA engages in an ongoing national marketing campaign in Mexico to emphasize the benefits and nutritional value of tortillas made with 100% MASECA® corn flour.  This campaign targets both consumption of tortillas made by GIMSA’s customers and consumption of its retail corn flour packages sold directly to consumers by repositioning the use of corn flour not only for making tortillas but for a wide variety of foods which are part of the Mexican diet.  We believe this campaign has helped to increase the recognition of the MASECA® brand, created a greater awareness about tortillas made with 100% MASECA® corn flour and created a greater awareness of the nutritional value of tortillas made of natural ingredients.  We believe this campaign has also helped us to position MASECA® corn flour as a nutritional product which can be used in the production of tortillas and other foods.  In addition, we believe that this campaign has also helped contribute to the perception that tortillas are a healthy alternative to other food products.

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

In recent years, GIMSA’s capital expenditures were primarily used to update technology and corn flour production process and to a lesser extent for acquisitions.  In 2006, GIMSA began capacity expansions at its Mérida and Mexicali plants.  GIMSA spent U.S.$67 million, for these purposes from 2006 to 2008.  GIMSA currently projects total capital expenditures during 2009 of approximately U.S.$21 million, which will be used primarily for upgrading production equipment and acquiring transportation equipment.  As of December 31, 2008, on average, the size of our plants measured in square meters was approximately 20,315 (approximately 218,700 square feet).

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

Raw Materials.  Corn is the principal raw material required for the production of corn flour, and constituted approximately 56% of GIMSA’s cost of sales for 2008.  We purchase corn primarily from Mexican growers and grain elevators, and from world markets at international prices under import permits granted by the Mexican government.  All of our domestic corn purchases are made on a spot basis pursuant to short-term contractual arrangements, some of which are in the form of oral agreements entered into at the beginning of the harvest.  Compañía Nacional Almacenadora, S.A. de C.V., a subsidiary of GIMSA, contracts for and purchases the corn, and also monitors, selects, handles and ships the corn.

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

Since the end of 2006, the price of corn set by the Chicago Board of Trade and the average price of Mexican corn increased dramatically due to a number of factors, including the increased use of corn in the manufacture of ethanol, a substitute for gasoline, as well as other bio-fuels.  Consequently, the price of corn flour and corn tortillas, the main food staple in Mexico, increased due to such increases in the international and domestic prices of corn.  In order to stabilize the price of tortillas and provide Mexican families with a consistent supply of corn, corn flour and tortillas at a reasonable price, the Mexican government promoted two agreements among the various parties involved in the corn-corn flour-tortilla production chain.  The first agreement was effective from

January 15, 2007 through April 30, 2007.  On April 25, 2007, the Mexican government announced a second agreement that extended the provisions of the first agreement through August 15, 2007.  The term of the second agreement was extended subsequently through December 31, 2007.  Although the second agreement expired at the end of 2007, the parties to that agreement voluntarily continued to operate under its terms until October 2008.

Upon the expiration of the abovementioned agreements, the Mexican government created a program to support the corn flour industry (Programa de Apoyo a la Industria de la Harina de Maíz or PROHARINA). This program aims to mitigate the impact of the rise in international corn prices through price supports designed to aid the consumer and provided through the corn flour industry. The total amount of subsidized funds allotted to the Company by the Mexican government under this program in 2008 totaled Ps.1,271 million. To the extent that this or other similar programs are cancelled by the Mexican government, we may be required to increase the prices of our products to reflect such additional costs. There can be no assurance that we will maintain our eligibility for PROHARINA subsidies, or that the Mexican government will not institute price controls or other actions on the products we sell, which could adversely affect our financial condition and results of operations. See “Item 4.  Information on the Company - Regulation - Corn Flour Consumer Aid Program.”

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

Sales and Marketing.  In 2008, approximately 89% of Molinera’s wheat flour production was sold in bulk and 11% was sold for the retail segment.  Most of the bulk sales are made to thousands of bakeries and, to a lesser extent, to cookie and pasta manufacturers.  Most of the retail sales are made to large supermarkets and wholesalers throughout Mexico.  Through wholesalers, our products are distributed to small grocery stores.

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

Competition and Market Position.  We believe that we are one of Mexico’s largest wheat flour producers based on revenues and sales volume.  Molinera de México competes with many small wheat flour producers.  We believe the wheat flour industry is highly fragmented and estimate that there are about 90 participants.  Our main competitors are Altex, Trimex, Tablex, La Espiga , Elizondo, and Anáhuac.

Operations and Capital Expenditures.  We own and operate 9 wheat flour plants, including one of which we hold only a 40% ownership interest.  The facilities’ average extent of utilization is estimated at 77% for 2008.  On average, the size of our plants measured in square meters is approximately 11,300 (approximately 121,200 square feet) as of December 31, 2008.

Capital expenditures from 2006 through 2008 amounted to U.S.$12 million.  Molinera de México’s capital expenditures in 2009 are projected to be U.S.$4 million, which will be used primarily for general upgrades.

Seasonality.  Molinera’s sales are seasonal in that higher sales volumes are achieved in the fourth and first quarters during the winter, when we believe per capita consumption of wheat-based products, especially bread and cookies, increases due in part to the celebration of holidays occurring during these quarters.

Raw Materials.  Wheat is the principal raw material required for the production of wheat flour.  Molinera de México purchases approximately 45% of its wheat from Mexican growers, and 55% from world markets.   Molinera de México purchases from local farmers, farmers associations and trading companies.  In the case of domestic wheat, purchases are made pursuant to short-term oral arrangements, the terms of which are negotiated at the time of execution.  These arrangements are usually made approximately two months in advance of the beginning of the harvest.  In the case of imported wheat, which we import from the United States and Canada through several trading companies, purchases are made based on short-term requirements, with the aim of maintaining low levels of inventories.

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

Sales and Marketing.  The largest portion, 174,155 tons or 82%, of Gruma Centroamérica’s sales volume in 2008 derived from the sale of corn flour.

Gruma Centroamérica corn flour bulk sales are oriented predominantly to small tortilla manufacturers through direct delivery and wholesalers.  Supermarkets make up the customer base for retail corn flour.  Bulk sales volume represented approximately 68% and retail sales represented approximately 32% of Gruma Centroamérica’s corn flour sales volume during 2008.

Competition and Market Position.  We believe that we are one the largest corn flour producers in Central America based on revenues and sales volume.  We believe that there is significant potential for growth in Central America as corn flour is used in only approximately 16% of all tortilla production; the majority of tortilla manufacturers use the wet corn dough method.  Additionally, we believe we are one of the largest producers of tortillas, and snacks in Costa Rica.

Within the corn flour industry, our main competitors are Del Comal, Gumersal, Bachazo and Instamasa.  However, one of our main growth potentials is to convert tortilla manufacturers that still use the traditional method to our corn flour method.

Operations and Capital Expenditures.  We had an annual installed production capacity of 307,000 tons for corn flour and other products as of December 31, 2008, with an average utilization of approximately 57% during 2008.  We operate one corn flour plant in Costa Rica, Honduras, El Salvador, and two plants in Guatemala for a total of five plants throughout the region.  In Costa Rica, we also have one plant producing tortillas, one plant producing snacks, one plant processing hearts of palm and one plant processing rice.  In Nicaragua we have one small tortilla plant and in Ecuador we lease a facility which processes hearts of palm.  On average, the size of our plants measured in square meters is approximately 73,900 (approximately 243,000 square feet) as of December 31, 2008.

During 2006, 2007 and 2008 most of our capital expenditures were oriented to technology upgrades, the expansion of a corn flour plant in Honduras, the acquisition of a corn flour plant in Guatemala and administrative offices in Costa Rica.  Total capital expenditures for the past three years was approximately U.S.$49 million.  Capital expenditures for 2009 are projected to be U.S.$5 million, which will be used primarily for the conclusion of the expansion of the corn flour plant in Honduras, the construction of silos in Guatemala and Costa Rica.

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

In April 2006, we entered into a contract to sell a 40% stake in MONACA to our current partner in DEMASECA at a price of U.S.$65.6 million. As of June 12, 2009, we had received U.S.$39.6 million dollars of this amount, delivering an indirect interest of 24.14% of MONACA. The total payment of the sale price and the respective delivery of our interests in MONACA is expected to be completed in December 2009. Notwithstanding the foregoing, the purchaser will not have voting or other corporate rights with respect to any unpaid interests until the corresponding purchase price is paid. In addition to such transaction, we agreed to: (i) purchase an additional 10% ownership interest in DEMASECA at a price of U.S.$2.6 million; (ii) purchase from Archer-Daniels-Midland a 2% stake in MONACA at a price of U.S.$3.28 million, and; (iii) sell to Archer-Daniels-Midland a 3% interest in DEMASECA at a price of U.S.$0.78 million. Upon completion of these transactions, we will indirectly own a 57% interest, our partner will own a 40% interest and Archer-Daniels-Midland will own a 3% interest in each of DEMASECA and MONACA. DEMASECA and MONACA are collectively referred to as “Gruma Venezuela.”

DEMASECA and MONACA

Principal Products.  Gruma Venezuela produces and distributes corn flour as well as wheat flour, rice, oats and other products.  We sell corn flour under the brand names JUANA®, TIA BERTA®, DECASA®, LIGERINA® and DEMASA®.  We sell wheat flour under the ROBIN HOOD®, FLOR DE TRIGO® and POLAR® brand, rice under the MONICA® brand and oats under the LASSIE® brand.

Sales and Marketing.  Venezuelans use corn flour to produce and consume arepas, which are made at home or in restaurants for household consumption rather than manufactured by specialty shops or other large manufacturers.  In 2008, we sold corn flour only in the retail market in one kilogram bags to independent distributors, supermarkets, wholesalers, and governmental social welfare and distribution programs.  We also sell wheat flour both in bulk and retailer, distributing it in 45 kilogram bags and in one kilogram bags, respectively.  Bulk sales to customers such as bakeries made up approximately 76.6% of our total wheat flour sales volume in 2008.  The remaining 23.4% of sales in 2008 were in the retail market, which includes independent distributors, supermarkets and wholesalers.

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

Operation and Capital Expenditures.  We operate six corn flour plants, five wheat flour plants, three rice plants, one pasta plant, and two plants that produce oats and spices in Venezuela with a total annual production capacity of 823,485 tons as of December 31, 2008 and an average utilization of approximately 62% during 2008.  The corn flour plant, which was considered as temporarily idle as of Decembre 31, 2007, was used for the construction of a wheat flour mill. However, two rice plants, representing 93,620 tons, are temporarily idle.  On average, the size of our plants measured in square meters is approximately 9,300 (approximately 100,500 square feet) as of December 31, 2008.

Capital expenditures for the past three years were U.S.$36 million.  Capital expenditures for 2009 are expected to be U.S.$14 million and are expected to be focused on the construction of a wheat flour mill and upgrades for manufacturing and information technologies.

Seasonality.  Sales fluctuate seasonally as demand for flour-based products is lower during those months when most schools are closed for vacation.  In addition, sales are higher in November as customers build inventory to satisfy increased demand during the holiday season in December.

Raw Materials.  Corn and wheat are our most important raw materials.  Corn is purchased in Venezuela and is subject to the corn market’s volatility and governmental regulations related to prices, quantities and storage facilities.  Corn prices are fixed by a government agency.  Approximately 93.4% of our wheat is purchased from the U.S. and Canada, 5.2% from Argentina, and the remaining 1.4% from Germany, with its availability and price volatility dependent upon those markets.  We do not engage in any type of hedging activity for our supplies since exchange rate policies and country risk for Venezuela constrain our capacity to transfer funds abroad in order to fund any hedging strategy.

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

GFNorte Investment

As of December 31, 2008, we held approximately 8.8% of the outstanding shares of GFNorte, a Mexican financial services holding company and parent of Banco Mercantil del Norte, S.A., or Banorte, a Mexican bank.  As of the same date, our investment in GFNorte represented approximately 7.4% or Ps.3,299 million of our total assets. In accordance with Mexican FRS, GFNorte’s results of operations are accounted for in our consolidated results of operations using the equity method of accounting.

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

Corn Flour Consumer Aid Program

Since the end of 2006, the price of corn set by the Chicago Board of Trade and the average price of Mexican corn increased dramatically due to a number of factors, including the increased use of corn in the manufacture of ethanol, a substitute for gasoline, as well as other bio-fuels.  Consequently, the price of corn flour and corn tortillas, the main food staple in Mexico, increased due to such increases in the international and domestic prices of corn.  In order to stabilize the price of tortillas and provide Mexican families with a consistent supply of corn, corn flour and tortillas at a reasonable price, the Mexican government promoted two agreements among the various parties involved in the corn-corn flour-tortilla production chain.  The first agreement was effective from January 15, 2007 through April 30, 2007.  On April 25, 2007, the Mexican government announced a second agreement that extended the provisions of the first agreement through August 15, 2007.  The term of the second agreement was extended subsequently through December 31, 2007.  Although the second agreement expired at the end of 2007, the parties to that agreement voluntarily continued to operate under its terms until October 2008.

Upon the expiration of the abovementioned agreements, the Mexican government created a program to support the corn flour industry (Programa de Apoyo a la Industria de la Harina de Maíz or PROHARINA). This program aims to mitigate the impact of the rise in international corn prices through price supports designed to aid the consumer and provided through the corn flour industry. Flour manufacturers are entitled to receive a subsidy conditioned on selling the corn flour below a maximum price set by the Mexican government. To the extent that this or other similar programs are cancelled by the Mexican government, we may be required to increase the prices of our products to reflect such additional costs.

Since June 2008 the maximum price established to receive the price aid was Ps.5.45 per kilogram of corn flour. The total amount of subsidized funds allotted to the Company by the Mexican government under this program in 2008 totaled Ps.1,271 million. For 2009, the maximum price for corn flour under PROHARINA has been set at Ps.5.875 per kilogram.

There can be no assurance that there will be another extension of the aforementioned agreements, that we will continue selling our corn flour in Mexico below Ps.5.875 per kilogram, maintaining our eligibility for PROHARINA subsidies, or that the Mexican government will not institute price controls or other actions on the products we sell, which could adversely affect our financial condition and results of operations.

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

ITEM 4A.                                            Unresolved Staff Comments.  Not applicable.

ITEM 5.                                                     Operating and Financial Review and Prospects.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS.

You should read the following discussion in conjunction with our financial statements and the notes thereto contained elsewhere herein, which have been prepared assuming that we will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, our significant liabilities arising from derivative financial instruments raise substantial doubt about our ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Notes 2 and 20 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.  Our financial statements have been prepared in accordance with Mexican FRS, which differ in some significant respects from U.S. GAAP.  See Note 21 to our financial statements for information related to the nature and effect of such differences and a quantitative reconciliation to U.S. GAAP of our majority net income and stockholders’ equity.  For more information about our financial statements in general, see “Presentation of Financial Information” and “—Liquidity and Capital Resources—Indebtedness.”

Overview of Accounting Presentation

Mexican FRS requires that financial statements recognize the effects of inflation based on the economic environment of the country in accordance with MFRS B-10 and B-15 issued by CINIF.  Unless otherwise stated herein, the financial statements and other financial data in this Annual Report as of December 31, 2008 have been prepared based on the modified historical cost model, as described in Note 2-E to our financial statements, while prior periods have been restated in pesos of constant purchasing power as of December 31, 2007.

Effects of Inflation

As the Mexican economy experienced significant levels of inflation prior to 2000, we were required under Mexican accounting BulletinB-10 “Accounting recognition of the effects of inflation on financial information”, in effect until December 31, 2007 to recognize the effects of inflation in our financial statements presenting our financial information in inflation adjusted monetary units to allow for more accurate comparisons of financial line items over time and to mitigate the distortive effects of inflation on our financial statements.

Starting January 1, 2008, we adopted the provisions contained in the new MFRS B-10 “Effects of Inflation,” which  replaced Mexican accounting Bulletin B-10.  This standard establishes the guidelines for recognizing the effects of inflation based on the inflationary environment of the country. According to the provisions of MFRS B-10, an inflationary environment is present when cumulative inflation of the three preceding years is 26 percent or more, in which case, the effects of inflation must be recognized in the financial statements.  Based on MFRS B-10, the economic environment in Mexico in 2008 has been qualified as non-inflationary due to a cumulative inflation in the preceding three fiscal years of 11.56%.  In addition, MFRS B-10 eliminates the replacement cost and specific indexation methods for inventories and fixed assets, respectively, and requires that the cumulative gain or loss from holding non-monetary assets be reclassified to retained earnings, if such gain or loss is realized; the gain or loss that is not realized will be maintained in stockholders’ equity and charged to current earnings of the  period in which the originating item is realized. Accordingly, the financial statements as of December 31, 2008 have been presented based on nominal Mexican pesos while prior periods are expressed in constant Mexican pesos, as of December 31, 2007 (that is, effects of transactions recognized as of December 31, 2007 are expressed in Mexican pesos of constant purchasing power at that date, and the effects of transactions that occurred after that date are expressed in nominal Mexican pesos).

Starting January 1, 2008, the Company adopted the provisions contained in the new MFRS B-15 “Foreign Currency Translation.” Based on the new standard, the financial statements of the foreign subsidiaries are translated to Mexican pesos depending on the economic environment in which the subsidiary operates, as follows:

Non-inflationary economic environment:

•                  As of December 31, 2008, assets and liabilities are translated to Mexican pesos using the year-end exchange rate of Ps.13.83 to the U.S. dollar.

•                  As of December 31, 2007, stockholders’ equity was translated to Mexican pesos using the exchange rate at that date, whereas the transactions of the year 2008 were translated by applying the exchange rate in effect at the dates on which the stockholders’ contributions were made and income was generated. The average exchange rate was Ps.11.21.

•                  Revenues, costs and expenses for the year 2008 are translated to Mexican pesos using the historical exchange rate. The average exchange rate was Ps.11.21.

•                  The effects of translation are recognized as a component of stockholders’ equity entitled “Foreign currency translation adjustments”.

Inflationary economic environment:

Financial statements are restated following the provisions of MFRS B-10, applying the price index of the foreign country which reflects the change in purchasing power of the currency in which the subsidiary reports. Afterwards, the financial statements are translated to Mexican pesos as follows:

•                  As of December 31, 2008, assets, liabilities and stockholders’ equity are translated to Mexican pesos using the year-end exchange rate of Ps.13.83.

•                  Revenues, costs and expenses for the year 2008 are translated to Mexican pesos using the year-end exchange rate of Ps.13.83.

•                  The changes are recognized by the Company as a component of stockholders’ equity entitled “Foreign currency translation adjustments”

Effects of Devaluation

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

In addition to the above, our net income may be affected by changes in our foreign exchange gain or loss, which may be impacted by significant variations in the peso/dollar exchange rate.  In 2006, we recorded a net foreign exchange loss of Ps.19 million.  During 2007, we recorded a net foreign exchange gain of Ps.72 million.  During 2008, we recorded a net foreign exchange gain of Ps.256 million.

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

Fair value of assets to be disposed of is determined using the lower between book value and market price; an impairment loss is recognized for the excess of book value over market price.  These assets are no longer depreciated or amortized.

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

Derivative Financial Instruments

We use derivative financial instruments in the normal course of business, primarily to hedge certain operational and financial risks to which we are exposed, including without limitation:  (i) future and options contracts for certain key production requirements like natural gas, heating oil and some raw materials such as corn and wheat, in order to minimize the cash flow variability due to price fluctuations; (ii) interest rate swaps, with the purpose of managing the interest rate risk related to our long-term debt; and (iii) exchange rate contracts (mainly Mexican peso — U.S. dollar and in other currencies).

We account for derivative financial instruments used for hedging purposes either as cash-flow hedges or fair value hedges with changes in fair value reported in other comprehensive income and earnings, respectively.  Derivative financial instruments not designated as an accounting hedge are recognized at fair value, with changes in fair value recognized currently in income.

We measure the fair value of the derivative financial instruments based on market prices, when available. When market prices are not available, we estimate the fair value of derivative financial instruments using the income approach. The income approach uses discounted cash flow projections. We use observable or market-corroborated inputs such as exchange rates, volatility and interest rate yield curves. Also included in the determination of the fair value of the Company’s liability positions is the Company’s own credit risk, which has been designated as an unobservable input.

Many of the factors used in measuring fair value are outside the control of management, and these assumptions and estimates may change in future periods. Changes in assumptions or estimates may materially affect the fair value measurement of derivative financial instruments.

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

RESULTS OF OPERATIONS

The following table sets forth our consolidated income statement data on a Mexican FRS basis for the years ended December 31, 2006, 2007 and 2008, expressed as a percentage of net sales.  All financial information has been prepared under the MFRS B-15 methodology.  For a description of the method, see “Presentation of Financial Information” and “—Overview of Accounting Presentation.”

	Year Ended December 31,
	2006	2007	2008
Income Statement Data
Net sales	100%	100%	100%
Cost of sales	65.2	67.5	67.5
Gross profit	34.8	32.5	32.5
Selling, general and administrative expenses	29.0	27.2	25.2
Operating income	5.8	5.2	7.3
Net comprehensive financing cost	(1.1)	0.5	(33.7)
Other income (expenses), net	(0.2)	1.6	(0.4)
Income taxes (current and deferred)	1.3	2.6	1.0
Other items	2.0	2.0	1.4
Minority interest	0.3	0.4	1.2
Majority net (loss) income	5.0	6.2	(27.5)

The following table sets forth our net sales and operating income as represented by our principal subsidiaries for 2006, 2007 and 2008.  Net sales and operating income of our subsidiary PRODISA are part of “others and eliminations”.  Financial information with respect to GIMSA includes sales of Ps.287 million,  Ps.404 million and Ps.433 million in 2006, 2007 and 2008, respectively, in corn flour to Gruma Corporation, Gruma Centroamérica, Molinera de México and PRODISA.  Financial information with respect to Molinera de México includes sales of Ps.47 million, Ps.55 million and Ps.72 million in 2006, 2007 and 2008, respectively, to GIMSA, Gruma Corporation and PRODISA; financial information with respect to PRODISA includes sales of Ps.66 million, Ps.65 million and Ps.77 in 2006, 2007 and 2008, respectively, in tortilla related products to Gruma Corporation.

Financial information with respect to INTASA includes sales of Ps.945 million, Ps.794 million and Ps.869 million in 2006, 2007 and 2008, respectively, in technological support to certain subsidiaries of Gruma, S.A.B. de C.V.  In the process of consolidation, all the aforementioned intercompany transactions are eliminated from the financial statements.

	Year Ended December 31,
	2006				2007				2008
	Net Sales		Operating Income		Net Sales		Operating Income		Net Sales		Operating Income
	(in millions of pesos)
Gruma Corporation	Ps.	16,170	Ps.	942	Ps.	17,406	Ps.	919	Ps.	19,356	Ps.	984
GIMSA	7,666		854		9,012		786		9,142		1,318
Gruma Venezuela	3,874		119		3,862		58		8,727		830
Molinera de México	2,212		(87)		2,694		84		3,598		296
Gruma Centroamérica	1,863		65		2,076		91		2,949		59
Asia and Oceanía	308		6		823		(33)		1,001		(152)
Others and eliminations	97		(27)		(57)		(31)		20		(67)
Total	Ps.	32,190	Ps.	1,872	Ps.	35,816	Ps.	1,874	Ps.	44,793	Ps.	3,267

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

(2007 figures are presented in pesos of constant purchasing power as of December 31, 2007 and 2008 figures are based on modified historical cost model)

Consolidated Results

GRUMA’s sales volume increased by 1% to 4,287 thousand metric tons in 2008 compared with 4,243 thousand metric tons in 2007. This increase was driven mainly by GIMSA and, to a lesser extent, Molinera de México. Net sales increased by 25% to Ps.44,793 million in 2008 compared with Ps.35,816 million in 2007. The increase was due primarily to Gruma Venezuela, Gruma Corporation, and, to a lesser extent, Molinera de México and Gruma Centroamérica. Sales from non-Mexican operations constituted 71% of consolidated net sales in 2008 compared to 67 % in 2007.

Net Sales by Subsidiary: By major subsidiary, the percentages of consolidated net sales in 2008 and 2007 were as follows:

	Percentage of Consolidated Net Sales
Subsidiary	2008	2007
Gruma Corporation	43%	49%
GIMSA	20	25
Gruma Venezuela	19	11
Molinera de México	8	7
Gruma Centroamérica	7	6
Asia and Oceanía	3	2

Cost of sales increased by 25% to Ps.30,237 million in 2008 compared with Ps.24,192 million in 2007, due primarily to Gruma Venezuela, Gruma Corporation, and, to a lesser extent, Molinera de México and Gruma Centroamérica. Cost of sales as a percentage of net sales remained flat at 67.5%.

Selling, general, and administrative expenses (SG&A) increased by 16% to Ps.11,289 million in 2008 compared with Ps.9,750 million in 2007, due primarily to Gruma Venezuela, Gruma Corporation, and, to a lesser extent, Gruma Centroamérica. SG&A as a percentage of net sales improved to 25.2% in 2008 from 27.2% in 2007, driven mainly by Gruma Venezuela,  Gruma Corporation, and Molinera de México.

GRUMA’s operating income increased by 74% to Ps.3,267 million in 2008 compared with Ps.1,874 in  2007. Operating margin improved to 7.3% in 2008 from 5.2% in 2007, due primarily to Gruma Venezuela, GIMSA, and, to a lesser extent, Molinera de México and Gruma Corporation.

Other expense, net, was Ps.181 million in 2008 compared with income of Ps.556 million in 2007, which resulted primarily from a gain on the sale of Banorte shares during 2007.

Net comprehensive financing cost was Ps.15,088 million in 2008 compared with income of Ps.167 million in 2007. The increase resulted mainly from losses on currency derivative instruments of Ps.14,710 million. Out of this amount, Ps.3,480 million was paid during 2008, and Ps.11,230 million is the non-cash loss that relates to the mark-to-market valuation of positions that were still open as of December 31, 2008. Please also see “—Liquidity and Capital Resources—Indebtedness, and —Liquidity and Capital Resources—Market Risk.”

GRUMA’s equity in earnings of associated companies, net, primarily GFNorte, represented income of Ps.618 million in 2008 compared with income of Ps.708 million in 2007.

Taxes decreased 53% to Ps.435 million in 2008 compared with Ps.926 million in 2007. This decrease was due primarily to the aforementioned non-cash losses on currency derivative instruments.

GRUMA’s net loss was Ps.11,818 million in 2008 compared with income of Ps.2,379 million in 2007. Majority net loss was Ps.12,340 million in 2008 compared with income of Ps.2,233 million in 2007. These results were attributable to the aforementioned losses on currency derivative instruments.

Subsidiary Results

Gruma Corporation

Sales volume decreased 1% to 1,321 thousand metric tons in 2008 compared with 1,329 thousand metric tons in 2007. This reduction was due to (i) lower corn flour sales volume in the United States resulting from price increases implemented during the year, and (ii) lower tortilla sales volume in Europe, mainly within the food service segment, as a result of the economic downturn.

Net sales increased by 11% to Ps.19,356 million in 2008 compared with Ps.17,406 million in 2007. The rise was due to price increases implemented during the later part of 2007 in the U.S. corn flour and tortilla businesses and price increases implemented during all of 2008 in the U.S corn flour business.

Cost of sales increased by 14% to Ps.11,875 million in 2008  compared with Ps.10,461 million in 2007. As a percentage of net sales, cost of sales increased to 61.4% from 60.1%. These increases were due to the higher cost of raw materials, in particular wheat flour, corn, oil, and shortening and to a lesser extent, higher utility and maintenance costs.

SG&A increased by 8% to Ps.6,497 million compared with Ps.6,026 million in 2007. The increase was due to higher commissions paid to distributors in connection with higher prices, increased promotion and advertising expenses,  additional  distribution routes, and higher fuel prices. SG&A as a percentage of net sales improved to 33.6% in 2008 from 34.6% in 2007 due to better expense absorption as a result of higher prices.

Operating income increased by 7% to Ps.984 million in 2008, and operating margin decreased to 5.1% from 5.3% in 2007 as a result of the foregoing factors.

GIMSA

Sales volume increased by 4% to 1,818 thousand metric tons in 2008 compared with 1,753 thousand metric tons in 2007. The increase in sales volume was a result of the conversion by our clients from the traditional method to the corn flour method using our products, aided, in part, by several commercial initiatives, and increased bulk sales to supermarkets with in-store tortillerías.

Net sales increased by 1% to Ps.9,142 million in 2008 compared with Ps.9,012 million in 2007. The increase was due to the aforementioned sales volume growth.

Cost of sales decreased by 7% to Ps.6,354 million in 2008 compared with Ps.6,839 million in 2007. As a percentage of net sales, cost of sales improved to 69.5% from 75.9% due mainly to lower corn costs.

SG&A increased by 6% to Ps.1,470 million in 2008 compared with Ps.1,386 million in 2007. The increase was due mainly to higher commissions from higher sales volume, higher advertising expenses, and higher wages. SG&A as a percentage of net sales increased to 16.1% from 15.4% in 2007 due to the aforementioned expense increases and lower average prices.

Operating income increased by 68% to Ps.1,318 million in 2008, and operating margin improved to 14.4% from 8.7% as a result of the foregoing factors.

Gruma Venezuela

Sales volume decreased 3% to 464 thousand metric tons compared with 480 thousand metric tons in 2007 due mainly to lower sales volume in rice, in connection with a shortage of  input materials, and oil, due to a temporary shutdown of the business.

Net sales increased by 126% to Ps.8,727 million compared with Ps.3,862 million in 2007. The increase was due mainly to higher prices implemented to compensate for higher raw-material costs and the effects of inflation resulting from comparing constant currencies as of December 2008 versus constant currencies as of December 2007 as well as the devaluation of the Mexican peso during 2008. Approximately 36% of the increase in net sales was attributable to the increase in prices and the remaining 90% of the increase in net sales was attributable to the effects of inflation in Venezuela and the devaluation of the Mexican peso relative to the US dollar.

Cost of sales increased by 114% to Ps.6,424 million in 2008 from Ps.3,007 million in 2007. This increase was due to the aforementioned higher raw-material costs, higher packaging costs, general salary increases, and the effect of inflation resulting from the comparison of constant currencies as of December 2008 versus constant currencies as of December 2007, together with the devaluation of the Mexican peso. As a percentage of net sales, cost of sales improved to 73.6% from 77.9% due to higher prices, which helped to offset higher raw-material costs and improve cost absorption.

SG&A increased by 85% to Ps.1,474 million in 2008 compared with Ps.797 million in 2007. The increase was due primarily to general salary increases, higher freight tariffs, higher advertising expenses, and the devaluation of the Mexican peso and the effect of inflation resulting from comparing constant currencies as of December 2008 versus constant currencies as of December 2007. SG&A as a percentage of net sales improved to 16.9% from 20.6% in 2007 due to better absorption.

Operating income increased by 1,329% to Ps.830 million, and operating margin improved to 9.5% from 1.5%.

Molinera de México

Sales volume increased by 1% to 494 thousand metric tons in 2008 compared with 488 thousand metric tons in 2007. This increase was driven by more competitive pricing and higher penetration in supermarket chains.

Net sales increased by 34% to Ps.3,598 million in 2008 compared with Ps.2,694 million in 2007. The increase was due mainly to price increases implemented to offset higher wheat costs.

Cost of sales increased by 30% to Ps.2,840 million in 2008 compared with Ps.2,180 million in 2007 in connection with higher wheat costs. As a percentage of net sales, cost of sales improved to 78.9% from 80.9% due mainly to higher prices, which more than offset the increase in wheat costs.

SG&A increased by 7% to Ps.462 million in 2008 compared with Ps.430 million in 2007. The increase was due to higher freight expenses, increased expenses related to the strengthening of our sales force, and higher advertising expenses. SG&A as a percentage of net sales improved to 12.8% in 2008 from 16.0% in 2007 due to better expense absorption as a result of higher prices.

Operating income increased by 254% to Ps.296 million, and operating margin improved to 8.2% from  3.1% in 2007.

Gruma Centroamérica

Sales volume decreased by 3% to 213 thousand metric tons in 2008 compared with 220 thousand metric tons in 2007. The decrease was mainly due to lower corn flour sales volume in connection with  intensified  price aggressiveness from competitors, and changes in the distribution system towards company-owned routes, which should result in future benefits.

Net sales increased by 42% to Ps.2,949 million in 2008 from Ps.2,076 million in 2007. The increase was due to higher prices of corn flour, snacks, rice, and tortillas, which were implemented to compensate partially for higher raw-material costs especially, corn, rice and hearts of palm. In addition, the effects of inflation resulting from comparing constant currencies as of December 2008 versus constant currencies as of December 2007, together with the devaluation of the Mexican peso, contributed to the increase.

Cost of sales as a percentage of net sales increased to 72.4% in 2008 from 71.5%, due to higher raw-material costs, which were not fully absorbed  through prices. Cost of sales increased by 44% to Ps.2,134 million compared with Ps.1,484 million in 2007, due to the aforementioned cost increases.

SG&A increased by 51% to Ps.756 million in 2008 compared with Ps.501 million in 2007. As a percentage of net sales, SG&A rose to 25.6% from 24.1.% in 2007. The increase was due to  extraordinary administrative expenses, higher commissions in connection with higher prices, the effect of inflation resulting from comparing constant currencies as of December 2008 versus constant currencies as of December 2007, and the devaluation of the Mexican peso.

Operating income was Ps.59 million compared with Ps.91 million in 2007, and operating margin decreased to 2.0% from 4.4%.

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

Net comprehensive financing income was Ps.167 million in 2007 compared with a loss of Ps.350 million in 2006. This improvement resulted from extraordinary gains in connection with foreign exchange derivatives, higher monetary gains in Gruma Corporation and Gruma Venezuela, and lower monetary losses in GIMSA.

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

LIQUIDITY AND CAPITAL RESOURCES

We fund our liquidity and capital resource requirements, in the ordinary course of business, through a variety of sources, including:

•                  cash generated from operations;

•                  uncommitted short-term and long-term lines of credit;

•                  offerings of medium- and long-term debt; and

•                  sales of our equity securities and those of our subsidiaries and affiliates from time to time.

If we are able to successfully consummate the Financing and the Credit Agreement Amendments, our significant debt service requirements may adversely affect our ability to finance future operations, make acquisitions and capital expenditures, compete effectively against better-capitalized competitors and withstand downturns in our business.  However, if we are unable to successfully consummate the Financing and the Credit Agreement Amendments, we do not currently have sufficient liquidity to repay the U.S.$668.3 million obligation owing to the Derivative Counterparties and other obligations that may come due. See “Item 3.  Key Information—Risk Factors.”

During 2008, our exposure under our foreign exchange derivative instruments caused Fitch Ratings and Standard & Poor’s to lower our credit rating.  Our long-term corporate credit rating and our senior unsecured perpetual bond are rated “B+” with negative implication by Standard & Poor’s Ratings Services. Our  Foreign Currency Long-Term Issuer Default Rating and our Local Currency Long-Term Issuer Default Rating are rated “B+” by Fitch Ratings. Additionally, our U.S.$300 million perpetual bond is rated “BB-” by Fitch Ratings. These ratings reflect the leveraging impact on Gruma’s capital structure from the termination of Gruma’s foreign exchange derivative positions and the subsequent conversion of the realized losses into debt. On February 1, 2008, Standard & Poor’s placed our long-term corporate credit rating and our senior unsecured perpetual bond on Credit Watch with negative implication. On March 12, 2008, Standard & Poor’s removed the Credit Watch with negative implication based on the company’s intention to use part of the proceeds of the proposed May 2008 rights offering to repay debt, which improved our debt ratios. On October 13, 2008, Standard and Poor’s reduced the credit rating from “BBB-” to “BB”, and placed them on Credit Watch with negative implications.  On November 11,  2008 Standard and Poor’s reduced the rating again from “BB” to “B+” continuing the Credit Watch with negative implications. We continue to have a B+ rating with negative implications.  On October  13, 2008 Fitch reduced the ratings to “BB+” from “BBB-” while placing Gruma on Rating Watch Negative. On April 2, 2009 Fitch reduced  its ratings again to “BB-” and removed all ratings from Rating Watch Negative to Stable.  If our financial condition deteriorates, we may experience future declines in our credit ratings, with attendant consequences. Our access to external sources of financing, as well as the cost of that financing, has been and may continue to be adversely affected by a deterioration of our long-term debt ratings.  A downgrade in our credit ratings may continue to increase the cost of and/or limit the availability of unsecured financing, which may make it more difficult for us to raise capital when necessary.  If we cannot obtain adequate capital on favorable terms or at all, our business, operating results and financial condition would be adversely affected.

The reduction in the credit rating of our U.S.$300 million perpetual bond and the liquidity scarcity experienced in the global financial markets have resulted in the lack of availability of all of our uncommitted short-term lines of credit and a reduction in our ability to issue new debt. Additionally, it is becoming increasingly difficult for us to renew our short-term loans.  As a result, the Company must pay these obligations with cash generated from operations. We believe this situation will continue and that our ability to obtain new financing will be limited until we finance our counterparty obligations and thereafter reduce our indebtedness.

The following is a summary of the principal sources and uses of cash for the three years ended December 31, 2008.

	2006	2007	2008
	(thousands of Mexican pesos)
Resources provided by (used in) (1):
Operating activities	1,973,611	267,347	2,212,996
Financing activities	(168,189)	208,003	1,410,811
Investing activities	(1,564,747)	(593,808)	(2,958,202)

(1)                                  As a result of MFRS B-2 “Statement of Cash Flows”, effective starting January 1, 2008, the Company has included the statement of cash flows for the year ending December 31, 2008 and for the years ended December 31, 2004, 2005, 2006 and 2007, the Company has included the statement of changes in financial position. As a result, the Cash Flow figures for 2008 may not be directly comparable to those presented for the previous four years.

During 2008, net cash generated from operations was Ps.2,213 million after changes in working capital of Ps.3,288 million of which Ps.1,695 million was due to an increase in accounts receivable, Ps.921 million reflected an increase in inventory and Ps. 55 million reflected a decrease in accounts payable. Net cash generated from financing activities during 2008 was Ps.1,411 million of which Ps. 3,706 million reflected proceeds from borrowings and Ps.2,111 million from capital contributions offset by Ps.781 million in cash interest payments, Ps.63 million in dividend payments and Ps.3,539 million in cash payment in respect of derivative instruments.  Cash used by investment activities during 2008 reflected cash expenditures for new plants and capacity expansion as well as improvements of existing plants.

As of October 28, 2008, Gruma’s foreign exchange derivative instruments represented an aggregate negative mark-to-market non-cash unrealized loss of approximately U.S.$788 million. On November 12, 2008 we entered into a loan agreement with Bancomext in the amount of Ps. 3,367 million and applied the proceeds to terminate our commitments arising under all the currency derivative instruments that we had entered into with one of our derivative counterparties and to pay other commitments arising under the currency derivative instruments maturing from the date of such loan agreement with Bancomext and until December 31st, 2008. In connection with most of its obligations under its foreign exchange derivative instruments, the Company entered into a Term Sheet that provides for the financing of the obligations that would result from the termination of all of its foreign exchange derivative instruments that it had entered into with the Derivative Counterparties.  On March 23, 2009, Gruma and the Derivative Counterparties agreed  to terminate all of these derivative instruments and fixed the total amount of obligations payable by Gruma to the Derivative Counterparties at U.S.$668.3 million. In connection with the Term Sheet, Gruma and the Derivative Counterparties have agreed to negotiate in good faith to convert the Termination Amounts into a secured term loan within 120 days following March 23, 2009. Pursuant to the Term Sheet, we are required to pay interest on the Termination Amount at the rate of 1 month LIBOR + 1% for the first six weeks following March 23, 2009, and LIBOR + 2.875% thereafter. Following the expiration of the 120-day period contemplated by the Term Sheet, we will be required to pay default interest on the Termination Amount at the rate of 2% + LIBOR + 2.875%. As a result of the additional indebtedness expected to be incurred in connection with the aforementioned agreement, we have been required to restructure some of our existing debt obligations.  See “—Indebtedness.”  If we successfully consummate the Financing and the Credit Agreement Amendments, we believe that our overall sources of liquidity will continue to be sufficient to satisfy our foreseeable financial obligations and operational requirements during the next 12 months. If, however, we are unable to successfully consummate the Financing and the Credit Agreement Amendments, we will not have sufficient liquidity to meet our financial obligations.

The principal factor affecting our sources of liquidity is our ability to successfully consummate the Financing and the Credit Agreement Amendments. Additional factors that could decrease our sources of liquidity include a significant decrease in the demand for, or price of, our products, each of which could limit the amount of cash generated from operations, and a lowering of our corporate credit rating or any other downgrade, which could increase our costs with respect to new debt and cause our stock price to suffer.  Our liquidity is also affected by factors such as the depreciation or appreciation of the peso and changes in interest rates.  See “—Indebtedness.”

On June 18, 2009, Gruma and BNP Paribas (“BNP”) entered into a Term Sheet (the “BNP Term Sheet”) that provides for the financing of the obligations that would result from scheduled settlement of the foreign exchange derivative instruments entered into with BNP. Pursuant to the BNP Term Sheet, Gruma and BNP agreed to negotiate in good faith to convert the amount of such obligations payable by Gruma under such derivative instruments into an unsecured loan on or before September 8, 2009, the date on which such derivative instruments expire. If Gruma and BNP fail to reach an agreement to convert the obligations payable by Gruma under such derivative instruments into a loan, such obligations will become due and payable immediately following September 8, 2009. On June 26, 2009, Gruma and Barclays Bank PLC (“Barclays”) entered into a Term Sheet (the “Barclays Term Sheet”) that provides for the financing of the obligations that would result from the termination of all of its foreign exchange derivative instruments that it had entered into with Barclays. Pursuant to the Barclays Term Sheet, Gruma and Barclays agreed to terminate all of Gruma’s derivative instruments owing to Barclays and fixed the total amount of obligations payable by Gruma to Barclays at $21.5 million (the “Barclays Termination Amount”). In connection with the Barclays Term Sheet, Gruma and Barclays have agreed to negotiate in good faith to convert the Barclays Termination Amount into an unsecured loan by July 21, 2009. Pursuant to the Barclays Term Sheet, we are required to pay interest on the Barclays Termination Amount at the rate of 1 month LIBOR + 1% for the period between June 26, 2009 and July 21, 2009. Following July 21, 2009, we will be required to pay default interest on the Termination Amount at the rate of 2% + LIBOR + 2.875%. If Gruma fails to convert the Barclays Termination Amount into a loan by July 21, 2009, the aggregate amount of U.S.$21.5 million together with interest will become due and payable immediately. Gruma is in the process of reaching an agreement to unwind its Remaining Derivatives with its other counterparties.

As further described below, Gruma, S.A.B. de C.V. is subject to financial covenants contained in some of its debt agreements which require it to maintain certain financial ratios and balances on a consolidated basis and Gruma Corporation is subject to financial covenants contained in some of its debt agreements which require it to maintain certain financial ratios and balances on a consolidated basis.  A default under any of our existing debt obligations for borrowed money could result in acceleration of the due dates for payment of the amounts owing thereunder and in a cross-default under the indenture governing our perpetual bonds. The amount of interest that Gruma, S.A.B. de C.V. and Gruma Corporation pay on 25% and 84%, respectively, of their debt may increase if their overall leverage ratio increases above 2.5 x in both facilities. See “—Indebtedness.”  As of March 31, 2009, Gruma, S.A.B. de C.V.’s leverage ratio reached 2.8 x, which represents the highest interest rate range under the U.S.$250 million facility at LIBOR + 45 bp.  An increase in the amount of interest that Gruma, S.A.B. de C.V. and Gruma Corporation pay on their debt could limit these companies’ ability to help support our liquidity and capital resource requirements and have a material adverse effect upon our business, financial condition, results of operations and prospects.

Mr. González Barrera has pledged part of his shares in our company to secure some of his borrowings.  If there is a default and the lenders enforce their rights against any or all of these shares, Mr. González Barrera and his family could lose control over us and a change of control could result.  This could trigger a default in one of our credit agreements which have an aggregate principal amount outstanding as of December 31, 2008 of US$197 million and have a material adverse effect upon our business, financial condition, results of operations and prospects.  For more information about this pledge, see “Item 7.  Major Shareholders and Related Party Transactions.”

Adjusted Working Capital

We define adjusted working capital as current assets, minus current liabilities, excluding short-term bank loans and current portion of long-term debt.  Our adjusted working capital as of the dates indicated was as follows:

December 31, 2007	Ps. 6,732 million
December 31, 2008	Ps. 4,125 million

Indebtedness

Our indebtedness bears interest at fixed and floating rates.  As of March 31, 2009, approximately 31% of our outstanding indebtedness bore interest at fixed rates and approximately 69% bore interest at floating rates, with almost all US Dollar and Mexican Peso floating-rate indebtedness bearing interest based on LIBOR and TIIE, respectively.  We partially hedge both our interest rate exposure and our foreign exchange rate exposure as discussed below.  For more information about our interest rate and foreign exchange rate exposures, see “Item 11.  Quantitative and Qualitative Disclosures About Market Risk.”

On October 4, 2004, we obtained a U.S.$250 million, five year syndicated senior credit facility, which we refer to as the 2004 Facility, from a syndicate of banks, which consists of a U.S.$150 million senior term loan facility and a U.S.$100 million senior revolving credit facility, both with a five-year tenor.  However, on July 28, 2005, we refinanced this 2004 Facility through a syndicate of five banks which we refer to as the 2005 Facility achieving a reduction in the interest rate and eliminating the partial principal amortizations in years 2008 and 2009 and leaving a bullet payment at maturity in July 2010, among other minor benefits.  As of March 31, 2009, there was U.S.$150 million outstanding under the 2005 Facility with U.S.$47 million of revolving credit available.

The interest rate for the 2005 Facility is LIBOR plus 40 basis points during the first year.  Thereafter the spread could fluctuate in relation to our leverage and could fluctuate between 37.5 and 45 basis points.  However, on November 2, 2004, we entered into an interest rate swap transaction with five banks with an aggregate notional amount of U.S.$150 million maturing on April 5, 2008, whereby we fixed the 6-month LIBOR rate associated with the term portion of the 2004 Facility at an average rate of 3.2725%.  This interest rate swap was modified with respect to its calculation dates to match the 2005 Facility resulting in an average fixed rate of 3.2775% and a maturity on March 30, 2008.  The swap transaction provides that the counterparty is required to pay us unless 6-month LIBOR reaches 6%, in which case the parties have no obligation to pay any amount for the applicable period.   The 2005 Facility contains covenants that require us to maintain: (1) a ratio of consolidated total funded debt to EBITDA of not more than 3.5:1; and (2) a ratio of consolidated EBITDA to consolidated interest charges of not less than 2.5:1. The 2005 Facility also limits our, and any of our Material Subsidiaries’ ability, among other things, to: (1) create liens; (2) merge or consolidate with other companies or sell substantially all of our assets; (3) make certain investments or other restricted payments; (4) engage in transactions with affiliates; and (5) guarantee additional indebtedness.  In connection with consummation of the Financing and the Credit Agreement Amendments, as further described below, we expect to enter into an amended facility amending the terms of this 2005 Facility to, among other things, extend its term and provide our creditors with a security interest in shares of certain subsidiaries of the Company pursuant to the Financing and the Credit Agreement Amendments, as further described below.

However, on March 8, 2006, we increased the 6-month LIBOR rate threshold under the interest rate swap for the 2005 Facility from 6% to 6.5% and 6.75% for the interest payment dates due in 2007, obtaining a fixed average rate of 3.6175% for 2007.  In addition, on December 12, 2005, we entered into a new interest rate swap for the 2005 Facility with a single bank, starting on March 30, 2008 and maturing on March 30, 2009, whereby we fixed the 6-month LIBOR rate associated with the term portion at an average rate of 4.505%.  The swap transaction provides that the counterparty pay us unless 6-month LIBOR reaches 7%, in which case the parties have no obligation to pay any amount for the applicable period. This transaction ended on March 30, 2009 leaving the 2005 Facility with the floating rate.

On December 3, 2004, Gruma S.A.B. de C.V. issued U.S.$300 million 7.75% senior unsecured perpetual bonds, which at the time were graded BBB- by Standard & Poor’s Ratings and by Fitch Ratings.  The bonds which have no fixed final maturity date, have a call option exercisable by GRUMA at any time beginning five years after the issue date.  As of May 15, 2009 we have not hedged any  interest payments on our U.S.$300 million 7.75% senior unsecured perpetual bonds.  In connection with our obligations under the Financing and the Credit Agreement Amendments, as further described below, we anticipate entering into a supplemental indenture that provides the holders of the perpetual bonds with a lien on certain of Gruma’s assets.

In October 2006, Gruma Corporation entered into a U.S.$100 million 5-year revolving credit facility with a syndicate of financial institutions.  The credit facility replaced the U.S.$70 million revolving credit facility which matured in June 2007 and was terminated upon the closing of the new facility.  The new facility has an interest rate based on LIBOR plus a spread of 0.35% to 0.45% that fluctuates in relation to Gruma Corporations’ leverage and contains less restrictive provisions than those in the facility replaced.  The terms of the new facility provide that Gruma Corporation may request that the commitments available under the facility be increased by up to an additional U.S.$50 million, subject to the banks’ approval. This Facility contains covenants that limit Gruma Corporation’s ability to merge or consolidate, and require it to maintain: (1) a ratio of total funded debt to consolidated EBITDA of not more than 3.0:1; and (2) a ratio of consolidated EBITDA to consolidated interest charges of not less than 2.0:1. In addition, this facility limits Gruma Corporation’s, and certain of its subsidiaries’ ability, among other things, to: (1) create liens; (2) make certain investments; (3) make certain restricted payments; (4) enter into any agreements that prohibit the payment of dividends; (5) incur additional debt; and (6) engage in transactions with affiliates.

On November 12, 2008, we obtained a Ps 3,367 million peso-denominated two year bullet senior credit facility from Bancomext (Banco Nacional de Comercio Exterior) which we refer as the 2008 Peso Facility. This facility has an interest rate based on the TIIE rate plus a spread of 2.0%. Bancomext entered into a separate guarantee agreement with the Mexican Government, pursuant to which Banco de México guarantees this facility through a fund that specializes in guaranteeing the debt of the Mexican agricultural sector (Fondo Especial de Asistencia Técnica y Garantía para Créditos Agropecuarios).  The 2008 Peso Facility limits our ability, among other things, to transfer or encumber our assets.  In connection with consummation of the Financing and the Credit Agreement Amendments, as described below, we anticipate extending the term of the 2008 Peso Facility.

Both Gruma, S.A.B. de C.V. and Gruma Corporation are also subject to covenants which limit the amounts that may be advanced to, loaned to, or invested in, us under certain circumstances. Upon the occurrence of any default or event of default under its credit agreements, Gruma Corporation generally is prohibited from making any dividend payments to us.  The covenants described above and other covenants could limit our and Gruma Corporation’s ability to help support our liquidity and capital resource requirements.

We believe that as of December 31, 2008 we were in compliance with all of the covenants and obligations under our existing debt agreements.  If we are able to successfully consummate the Financing and the Credit Agreement Amendments, we expect that our interest coverage ratio will decrease and our debt ratio will increase as a result of converting our obligations under our foreign exchange derivative instruments into long-term debt. Accordingly, prior to consummating the Financing and the Credit Agreement Amendments, we expect to amend the required interest coverage and debt ratios under the 2005 Facility. We will also be subject to additional covenants and restrictions as further discussed below.

In connection with most of its obligations under its foreign exchange derivative instruments, the Company entered into a term sheet on March 19, 2009 (the “Term Sheet”) that provides for the financing of the obligations that would result from the termination of all of its foreign exchange derivative instruments that it had entered into with Credit Suisse, Deutsche Bank and JP Morgan Chase as counterparties (the “Derivative Counterparties”). On March 23, 2009, Gruma and the Derivative Counterparties agreed  to terminate all of these derivative instruments and fixed the total amount of obligations payable by Gruma to the Derivative Counterparties at U.S.$668.3 million (the “Termination Amounts”). In connection with the Term Sheet, Gruma and the Derivative Counterparties have agreed to negotiate in good faith to convert the Termination Amounts into a secured term loan within 120 days following March 23, 2009 (the “Financing”).  As a condition of the Financing, the Company intends to terminate its other outstanding foreign exchange derivative instruments (the “Remaining Derivatives”) and also intends to enter into agreements to amend and restate its existing debt obligations under its 5-year revolving credit facility (the “2005 Facility”) and its 2008 Peso Facility (together, the “Credit Agreement Amendments”).  Pursuant to the Term Sheet, we are required to pay interest on the Termination Amount at the rate of 1 month LIBOR + 1% for the first six weeks following March 23, 2009, and LIBOR + 2.875% thereafter. Following the expiration of the 120-day period contemplated by the Term Sheet, we will be required to pay default interest on the Termination Amount at the rate of 2% + LIBOR + 2.875%.  See “Item 3. Key Information—Risk Factors—Risks Related to our Company, —Liquidity and Capital Resources—Indebtedness, and Item 11.  Quantitative and Qualitative Disclosures About Market Risk.”

Pursuant to the Term Sheet, we are negotiating the final terms of a Senior Secured Loan Agreement (the “Term Loan”) with the Derivative Counterparties in order to document the Financing.  The Term Loan is expected to contain financial covenants. The Term Loan is also expected to limit Gruma’s ability to pay dividends or make other distributions and make certain investments or other restricted payments. In addition, the Term Loan is expected to limit Gruma’s, and any of its Material Subsidiaries’ ability, among other things, to: (1) create liens; (2) merge or consolidate with other companies or sell substantially all of our assets; (3) engage in transactions with affiliates; (4) guarantee additional indebtedness; (5) make certain changes to corporate documents; (6) dispose of the collateral; (7) make capital expenditures; and (8) incur additional debt.

If we consummate the Financing, we will have a significant amount of indebtedness, which will require significant debt service.  Our level of debt could adversely affect our business in a number of ways.  See “Item 3.  Risk Factors—Risks Relating to the Company— If We Are Unable to Successfully Consummate the Financing and the Credit Agreement Amendments, We Face a Risk of Reorganization-Related Proceedings.”

However, if Gruma fails to consummate the Financing within the 120-day period following March 23, 2009, the aggregate amount of U.S.$668.3 million together with interest will become due and payable immediately.  We do not currently have sufficient liquidity to repay the U.S.$668.3 million obligation owing to the Derivative Counterparties.  As a result, we could attempt to restructure or refinance our existing financial obligations, seek additional equity capital or sell assets.  Additionally, we may be unable to meet our payment obligations owing to some or all of our existing creditors for borrowed money.  For additional information concerning our liquidity position, see  “Item 3.  Key Information—Risk Factors—Risks Relating to the Company—If We Are Unable to Successfully Consummate the Financing and the Credit Agreement Amendments, We Face a Risk of Reorganization-Related Proceedings.”

On June 18, 2009, Gruma and BNP Paribas (“BNP”) entered into a Term Sheet (the “BNP Term Sheet”) that provides for the financing of the obligations that would result from scheduled settlement of the foreign exchange derivative instruments entered into with BNP. Pursuant to the BNP Term Sheet, Gruma and BNP agreed to negotiate in good faith to convert the amount of such obligations payable by Gruma under such derivative instruments into an unsecured loan on or before September 8, 2009, the date on which such derivative instruments expire. If Gruma and BNP fail to reach an agreement to convert the obligations payable by Gruma under such derivative instruments into a loan, such obligations will become due and payable immediately following September 8, 2009. On June 26, 2009, Gruma and Barclays Bank PLC (“Barclays”) entered into a Term Sheet (the “Barclays Term Sheet”) that provides for the financing of the obligations that would result from the termination of all of its foreign exchange derivative instruments that it had entered into with Barclays. Pursuant to the Barclays Term Sheet, Gruma and Barclays agreed to terminate all of Gruma’s derivative instruments owing to Barclays and fixed the total amount of obligations payable by Gruma to Barclays at $21.5 million (the “Barclays Termination Amount”). In connection with the Barclays Term Sheet, Gruma and Barclays have agreed to negotiate in good faith to convert the Barclays Termination Amount into an unsecured loan by July 21, 2009. Pursuant to the Barclays Term Sheet, we are required to pay interest on the Barclays Termination Amount at the rate of 1 month LIBOR + 1% for the period between June 26, 2009 and July 21, 2009. Following July 21, 2009, we will be required to pay default interest on the Termination Amount at the rate of 2% + LIBOR + 2.875%. If Gruma fails to convert the Barclays Termination Amount into a loan by July 21, 2009, the aggregate amount of U.S.$21.5 million together with interest will become due and payable immediately. Gruma is in the process of reaching an agreement to unwind its Remaining Derivatives with its other counterparties.

As of June 12, 2009, the Company has no committed lines of credit available from banks in Mexico.

At December 31, 2008, we had total outstanding long-term debt aggregating approximately Ps.11,728 million (approximately U.S.$848 million).  Approximately 71% of our long-term debt at such date was dollar-denominated and the remaining 29% in Mexican Pesos.  Our long-term debt includes U.S.$197 million or Ps.2,725 million of principal amount of the 2005 Facility which we issued in July 2005, Ps. 3,367 million or U.S.$244 million of principal amount of the 2008 Peso Facility which we obtained in November 2008 and U.S.$300 million, or Ps.4,149 million, of principal amount of the 7.75% senior unsecured perpetual bonds, which we issued in December 2004.

As of December 31, 2008, we had total cash and cash equivalents of Ps.1,426 million.

The following table presents our amortization requirements with respect to our total indebtedness as of December 31, 2009.

Year	In Millions of U.S. Dollars
2009	174.9
2010	452.1
2011	95.3
2012	0.5
2013 and thereafter	300.1
Total	1,022.9

The following table sets forth our ratios of consolidated debt to total capitalization (i.e., consolidated debt plus total stockholders’ equity) and consolidated liabilities to total stockholders’ equity as of the dates indicated.  For purposes of these ratios, consolidated debt includes short-term debt.

Date	Ratio of Consolidated Debt to Total Capitalization	Ratio of Consolidated Liabilities to Total Stockholders’ Equity
December 31, 2007	0.30	0.83
December 31, 2008	0.60	3.77

Capital Expenditures

In 2006, we invested approximately U.S.$189 million, which were mainly applied to Gruma Corporation and GIMSA.  Gruma Corporation invested in:  (i) the expansion of tortilla capacity and upgrades in existing and new plants within Gruma Corporation; (ii) the acquisition of Pride Valley Foods, a company based in Newcastle, England, that manufactures tortillas, pita bread, chapatti, and naan, for an acquisition cost of approximately U.S.$33 million; (iii) the construction of a tortilla plant in Shanghai, China, for a total investment of approximately U.S.$7 million; (iv) the acquisition of Rositas Investments Pty Ltd, a tortilla company based in Australia, for approximately U.S.$13 million; (v) the acquisition of Oz-Mex Foods Pty Ltd, a tortilla company based in Australia, for approximately U.S.$4 million; and (vi) the purchase of the remaining 49% ownership interest in Nuova De Franceschi & Figli, a corn flour company based in Italy, in which we previously held a 51% ownership interest, for approximately U.S.$8.2 million.  To a lesser extent, investments were also applied to capacity expansions in GIMSA and Gruma Centroamérica.  In 2007, we invested U.S.$204 million, which were mainly applied to Gruma Corporation.  Major capital expenditures were oriented to capacity expansions and upgrades in Gruma Corporation, capacity expansions in GIMSA and Gruma Centroamérica, and the construction of a tortilla plant in Australia.  During 2008 GRUMA’s investments totaled U.S.$235 million, most of which was applied to Gruma Corporation. Major investments were applied to the construction of tortilla plants in California and Australia and capacity expansions and upgrades in Gruma Corporation. We have budgeted approximately U.S.$80.0 million for capital expenditures in 2009.  This includes approximately U.S.$14 million spent during the first quarter of 2009, when major capital expenditures were oriented to the construction of tortilla plants in California and Australia and a wheat flour mill in Venezuela.   The investments were made to accommodate the continuing growth of business.

In light of the increase in our debt resulting from losses on derivative instruments, we anticipate that our capital expenditures will be oriented exclusively to the most material projects and therefore will be less than what we have invested in recent years.

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

Our exposure to risk due to trade receivables is limited given the large number of our customers located in different parts of Mexico, United States, Central America, Venezuela and Europe.  However, we still maintain reserves for potential credit losses.  Our operations in Venezuela represented approximately 19% of our sales in 2008.  The severe political and economic situation in Venezuela presents a risk to our business that we cannot control and that cannot be accurately measured or estimated.  Our financial condition and results of operations could be adversely affected due to the fact that (i) 100% of our sales are denominated in bolívares, (ii) Gruma Venezuela produces products that are subject to price controls and (iii) we may have difficulties repatriating dividends from Gruma Venezuela and importing some of our raw material requirements because of the foreign exchange controls.  In the case of some of our raw materials, we may also face increasing costs due to the implementation of import tariffs.  See “Item 3.  Key Information — Risk Factors — Risks Related to Venezuela — Venezuela Presents Significant Economic Uncertainty and Political Risk, Which May in the Future Have an Adverse Impact on Our Operations and Financial Performance.”

From time to time, we enter into currency derivative transactions that cover varying periods of time and have varying pricing provisions. See “Item 11.  Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Rate Risk.”

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

In the first quarter of 2008, we entered into foreign exchange derivative transactions involving several currencies.  We account for these currency derivative instruments using the mark-to-market accounting method.  As of March 31, 2008, these instruments represented a negative mark-to-market value of approximately U.S.$69 million.  The mark-to-market loss represented a non-cash loss that was reflected in our financial results for the first quarter of 2008.  As of May 31, 2008, these instruments represented a negative mark-to-market value of approximately U.S.$71 million.

Extreme exchange rate volatility in the financial markets during the last two quarters of 2008 and the first quarter of 2009 resulted in significant fluctuations in the mark-to-market value of Gruma’s foreign exchange derivative instruments. As of October 28, 2008, these instruments represented an aggregate negative mark-to-market non-cash unrealized loss of approximately U.S.$788 million. On November 12, 2008 we entered into a loan agreement with Bancomext in the amount of Ps. 3,367 million and applied the proceeds to terminate our commitments arising under all the currency derivative instruments that we had entered into with one of our derivative counterparties and to pay other commitments arising under the currency derivative instruments maturing from the date of such loan agreement with Bancomext and until December 31st, 2008.  For additional information concerning the 2008 Peso Facility, the Financing and the Credit Agreement Amendments, see “—Indebtedness.”

RESEARCH AND DEVELOPMENT

We continuously engage in research and development activities that focus on, among other things:  increasing the efficiency of our proprietary corn flour and corn/wheat tortilla production technology; maintaining high product quality; developing new and improved products and manufacturing equipment; improving the shelf life of certain corn and wheat products; improving and expanding our information technology system; engineering, plant design and construction; and compliance with environmental regulations.  We have obtained 57 patents in the United States since 1968, 3 of which were obtained during the last three years.  21 of these patents are in force and effect in the United States as of the date hereof and the remaining 36 have expired.  We currently have 6 new patents in process, 4 in the United Sates and 2 in other countries.  Additionally, 9 of our registered patents are currently in the process of being published in other countries.

Our research and development is conducted through our subsidiaries INTASA, Tecnomaíz and CIASA.  Through Tecnomaíz, we engage in the design, manufacture and sale of machines for the production of corn/wheat tortillas and tortilla chips.  We carry out proprietary technological research and development for corn milling and tortilla production as well as all engineering, plant design and construction through INTASA and CIASA.  These companies administer and supervise the design and construction of our new plants and also provide advisory services and training to employees of our corn flour and tortilla manufacturing facilities.  We spent Ps.58 million, Ps.74 million and Ps.86 million on research and development in 2006, 2007 and 2008, respectively.

TREND INFORMATION

Our financial results will likely continue to be influenced by factors such as changes in the level of consumer demand for tortillas and corn flour, government policies regarding the Mexican tortilla and corn flour industry, and the cost of corn, wheat and wheat flour.  In addition, we expect our financial results in 2009 to be influenced by:

•                  our ability to consummate the Financing and the Credit Agreement Amendments and effectively manage our liquidity requirements in connection with our increased leverage;

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

•                  civil and political unrest in Venezuela which may negatively affect the profitability of Gruma Venezuela; and

•                  unfavorable general economic conditions in the United States, such as therecession or economic slowdown, which could negatively affect the affordability of and consumer demand for some of our products.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2008 we do not have any outstanding off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

We have commitments under certain firm contractual arrangements to make future payments for goods and services.  These firm commitments secure the future rights to various assets to be used in the normal course of operations.  For example, we are contractually committed to make certain minimum lease payments for the use of property under operating lease agreements.  In accordance with Mexican FRS, the future rights and obligations pertaining to such firm commitments are not reflected as assets and liabilities on the accompanying consolidated balance sheets.  The following table summarizes separately our material firm commitments at December 31, 2008 and the timing and effect that such obligations are expected to have on our liquidity and cash flow in the future periods.  In addition, the table reflects the timing of principal and interest payments on outstanding debt, which is discussed in “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”  We expect to fund the firm commitments with operating cash flow generated in the normal course of business.

Contractual Obligations and Commercial Commitments	Total		Less than 1 Year		From 1 to 3 Years		From 3 to 5 Years		Over 5 Years
	(in millions of U.S. dollars)
Long-term debt obligations	848.0		—		547.5		0.5		300.0
Derivative financial instruments	829.5		456.7		372.8		—		—
Operating lease obligations(1)	135.4		43.9		56.0		24.8		10.7
Purchase obligations(2)	158.3		158.3		—		—		—
Interest payments on our indebtedness (3)	213.3		68.6		74.9		46.5		23.3
Other liabilities(4)	182.9		182.9		—		—		—
Total	2,367.4		910.4		1,051.2		71.8		334.0
Total in millions of peso equivalent amounts	Ps.	32,741.1	Ps.	12,590.8	Ps.	14,538.1	Ps.	993.0	Ps.	4,619.2

(1)	Operating lease obligations primarily relate to minimum lease rental obligations for our real estate and operating equipment in various locations.
(2)	Purchase obligations relate to our minimum commitments to purchase commodities, raw materials, machinery and equipment.
(3)	In the determination of our future estimated interest payments on our floating rate denominated debt, we used the interest rates in effect as of December 31, 2008.
(4)	Other relate to liabilities for uncertain tax positions, short-term bank loans and the current portion of long-term debt.

U.S. GAAP RECONCILIATION

Our consolidated financial statements are prepared in accordance with Mexican FRS, which differ in certain significant respects from U.S. GAAP.  See Note 21 to our audited consolidated financial statements for information relating to the nature and effect of such differences.

Net income (loss) under U.S. GAAP amounted to Ps.1,502.9 million in 2006. Ps.2,107.7 million in 2007 and Ps.(11,778.9) million in 2008, compared with majority net income under Mexican FRS of 1,601.1 million in 2006, Ps.2,233.3 million in 2007 and loss of Ps.12,339.8 million in 2008.

Stockholders’ equity under U.S. GAAP amounted to Ps.13,929.7 million in 2006,  Ps.15,116.7 million in 2007 and Ps.5,916.8 million in 2008, compared with stockholders’ equity under Mexican FRS of Ps.17,902.3 million in 2006, Ps.18,577.2 million in 2007 and Ps.9,269.4 million in 2008.  See Note 21 to our audited consolidated financial statements for a further discussion of the adjustments under U.S. GAAP.

New Accounting Standards

New Accounting Pronouncements under Mexican FRS

The CINIF issued a series of Financial Reporting Standards (MFRS) and their interpretations (INIF) during the last months of the year 2008. These standards will become effective starting January 1, 2009, and for INIF 14, January 1, 2010.  These MFRS and their interpretations will not have a significant effect in the financial information of the Company, as explained bellow:

MFRS B-7 “Business acquisitions” — Establishes the general standards for valuation and disclosure of the initial recognition of the net assets at acquisition date, as well as the ownership of minority stockholders and other items that may arise, such as goodwill and purchase gain. This standard supersedes Bulletin B-7 “Business acquisitions”, which was effective until December 31, 2008.

MFRS B-8 “Consolidated and combined financial statements” — Establishes the general standards for the preparation and presentation of consolidated and combined financial statements as well as the disclosures required for such financial statements. This FRS supersedes Statement B-8 “Consolidated and combined financial statements and valuation of investments in common stock”, which was effective until December 31, 2008.

MFRS C-7 “Investment in associates and other permanent investments” — Establishes the standards for the accounting recognition of the investments in associated companies, as well as other permanent investments where no control, joint control or significant influence is present.

MFRS C-8 “Intangible Assets” — Establishes the valuation, presentation and disclosure rules for both the initial and subsequent recognition of intangible assets acquired individually or through a business acquisition, or internally generated during the normal course of the entity’s operations. This MFRS supersedes Bulletin C-8 “Intangible Assets”, which was effective until December 31, 2008.

MFRS D-8 “Share-based payments” — Establishes the standards for the recognition of share-based payments in the financial information. This MFRS supersedes the supplemental application in Mexico of the IFRS-2

Shared-based payments issued by the International Accounting Standards Board.

Also, the CINIF has issued the following interpretation to the Financial Reporting Standards (INIF):

INIF 14 “Contracts on construction, sale and rendering of services related to real estate”, complements the standards contained in Statement D-7 “Contracts on construction and manufacturing of some capital assets”. This interpretation will become effective starting January 1, 2010 for all the entities celebrating contracts on construction, sale and rendering of services related to real estate. Early adoption is allowed.

Recently Issued U.S. Accounting Standards

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

Non-controlling Interests in Consolidated Financial Statements (FASB Statement No. 160):

In December 2007, the FASB issued Statement of Financial Accounting Standards (“FAS”) No. 160, “Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB 51” (“FAS 160”). FAS 160 amends ARB 51 to establish new standards that will govern the accounting for and reporting of (1) non-controlling interest in partially-owned consolidated subsidiaries and (2) the loss of control of subsidiaries. FAS 160 is effective on a prospective basis for all fiscal years, and interim periods within those fiscal years beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which will be applied retrospectively. Early adoption is not allowed. The Company does not expect the adoption of this statement to have a material impact on its financial statements.  The most significant effect of SFAS No. 160, at adoption, will be to reclassify retrospectively our minority interest to a separate component of stockholders’ deficit, and to reclassify retrospectively income attributable to minority interest from an adjustment before net income to an allocation after net income to the non-controlling interest.

Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (FASB Statement No. 161):

On March 19, 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“FAS 161”).  This new standard requires enhanced disclosures for derivative instruments, including those used in hedging activities. FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. It is effective for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. This standard only requires enhanced disclosures and will not have any impact on the financial condition and results of operations of the Company.

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

Employer’s Disclosures about Postretirement Benefit Plan Assets (FSP FAS 132 R-1):

In December 2008, the FASB issued FSP FAS 132(R)-1.”Employer’s Disclosures about Postretirement Benefit Plan Assets” (“FSP FAS 132(R)-1”). The   FSP requires enhanced disclosures about plan assets currently required by FAS No. 132 (revised 2003), “Employer’s Disclosures about Pensions and Other Postretirement Benefits”.  FSP FAS 132(R)-1 requires more detailed disclosures about employers’ plan assets, including employers’ investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. FSP FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009, and early adoption is permitted. The Company does not expect the adoption of this statement to have a material impact on its financial statements disclosures.

Effective Date of FASB Statement No. 157 (FSP FAS 157-2):

In February 2008, the FASB issued Staff Position (FSP) FAS 157-2, “Effective Date of FASB Statement No. 157,” which delays by one year the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for those that are recognized or disclosed at fair value in the financial statements at least annually. Assets and liabilities subject to this deferral include goodwill, intangible assets, long-lived assets measured at fair value for impairment assessments, and nonfinancial assets and liabilities initially measured at fair value in a business combination. For the Company, FSP FAS 157-2 will be effective at the beginning of its 2009 fiscal year. The Company does not expect the adoption of the remaining provisions to have a material impact on the measurement of the Company’s non-financial assets and liabilities.

Determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly (FSP FAS 157-4):

In April 2009, the FASB issued FSP FAS 157-4, “Determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly”, with an effective date for periods ending after June 15, 2009. FSP FAS 157-4 provides additional guidance in determining when observable transaction prices or quoted prices in markets that have become less active require significant adjustment to estimate fair value. FSP FAS 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operation.

Subsequent events (FAS Statement No. 165):

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, “Subsequent Events” (SFAS No.165).  SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, SFAS No. 165 provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS No. 165 is effective for interim or annual financial periods ending after June 15, 2009 and shall be applied prospectively. The Company is currently analyzing the effect that SFAS No.165 will have on its U.S.GAAP disclosures and financial information.

Accounting for transfers of financial assets, an amendment of FASB Statement 140 (FAS Statement No. 166):

In June 2009 the FASB issued FASB No. 166 “Accounting for transfers of financial assets, an amendment of FASB Statement 140” (SFAS No. 166). SFAS No. 166 improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. The Board undertook this project to address (1) practices that have developed since the issuance of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, that are not consistent with the original intent and key requirements of that Statement and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors. This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date.

Additionally, on and after the effective date, the concept of a qualifying special purpose entity is no longer relevant for accounting purposes. Therefore, formerly qualifying special-purpose entities (as defined under previous accounting standards) should be evaluated for consolidation by reporting entities on and after the effective date in accordance with the applicable consolidation guidance. If the evaluation on the effective date results in consolidation, the reporting entity should apply the transition guidance provided in the pronouncement that requires consolidation. Additionally, the disclosure provisions of this Statement should be applied to transfers that occurred both before and after the effective date of this Statement. The Company is currently analyzing the effect that SFAS No.166 will have on its U.S.GAAP disclosures and financial information.

Amendments to FASB interpretation No. 46(R) (FAS Statement No. 167):

In June 2009, the FASB issued FAS No. 167 “Amendments to FASB interpretation No. 46(R)” (SFAS No. 167). This Standard improves financial reporting by enterprises involved with variable interest entities. The FASB undertook this project to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, Accounting for Transfers of Financial Assets, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operation.

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

The board of directors, which was elected at the Ordinary General Shareholders’ Meeting held on April 30, 2009, currently consists of 15 directors, with each director having a corresponding alternate director.  The following table sets forth the current members of our board of directors, their ages, years of service, principal occupations, outside directorships, other business activities and experience, their directorship classifications as defined in the Code of Best Corporate Practices issued by a committee formed by the Consejo Coordinador Empresarial, or Mexican Entrepreneur Coordinating Board, and their alternates.  The terms of their directorships are for one year, or for up to thirty additional days if no designation of their substitute has been made or if the substitute has not taken office.

Roberto González Barrera	Age:	78
	Years as Director:	27
	Principal Occupation:	Chairman of the Board of GRUMA and GIMSA and Chief Executive Officer of GRUMA
	Outside Directorships:

Chairman of the boards of Grupo Financiero Banorte, Banco Mercantil del Norte, Fundación GRUMA, Fundación Banorte and Patronato de Cerralvo, Director of Patronato del Hospital Infantil de México and Fondo Chiapas.

	Directorship Type:	Shareholder, related
	Alternate:	Roberto González Moreno

Juan Diez-Canedo Ruiz	Age:	58
	Years as Director:	4
	Principal Occupation:	Chief Executive Officer of Fomento y Desarrollo Comercial
	Outside Directorships:	Director of GIMSA, member of the audit and corporate governance committees of GRUMA and GIMSA.
	Business Experience:

Alternate director of Grupo Financiero Banorte and Banco Mercantil del Norte, Chief Executive Officer of Cintra, Executive Vice President of GRUMA and Grupo Financiero Banorte, Banking Director of Grupo Financiero Probursa,  Alternate Chief Executive Officer of Banco Internacional.

	Directorship Type:	Independent
	Alternate:	Felipe Diez-Canedo Ruiz

José de la Peña y Angelini	Age: Years as Director: Principal Occupation: Outside Directorships: Business Experience: Directorship Type: Alternate:

60
Since April 2009
Chief Executive Officer of OBAMA Corporation
None
President of the Mexico office of FCB Worldwide, senior positions at Chrysler de México, Executive Vice President Sales and Marketing of GRUMA, Chief Operating Officer of Gruma Latin America.
Independent
Mario Ernesto Medina Ramírez

Juan Antonio González Moreno	Age:	51
	Years as Director:	15
	Principal Occupation:	Chief Executive Officer of Gruma Asia and Oceania
	Outside Directorships:	Alternate director of Grupo Financiero Banorte and Banco Mercantil del Norte, Chairman of the Board and Chief Executive Officer of Car Amigo USA.
	Business Experience:

Senior Vice President of Special Projects of Gruma Corporation, President of Corn Flour operations of Gruma Corporation, Vice President of Central and Eastern Regions of Mission Foods, President and Vice President of Sales of Azteca Milling, Chief Operating Officer of GIMSA.

	Directorship Type:	Shareholder, related
	Alternate:	Roberto González Valdés

Bertha Alicia González Moreno	Age:	55
	Years as Director:	1
	Principal Occupation:	Honorary Life President of Patronato para el Fomento Educativo y Asistencial de Cerralvo
	Other Directorships:	Director of Grupo Financiero Banorte, Centro Educativo Universitario Panamericano, Adanec, Grafo Industrial, and IGNIX.
	Business Experience:	Owner and Chief Executive Officer of Uniformes Profesionales de Monterrey and Comercializadora B.A.G.M.
	Directorship Type:	Shareholder, related
	Alternate:	Ricardo González Valdés

Federico Gorbea Quintero	Age:	46
	Years as Director:	2
	Principal Occupation:	President and Chief Operating Officer of Archer Daniels Midland México
	Other Directorships:	Chairman of the Board of Terminales de Carga Especializadas, director of Asociación de Proveedores de Productos Agropecuarios de México.
	Business Experience:	President and General Manager of Compañía Continental de México.
	Directorship Type:	Shareholder, independent
	Alternate:	Steve Mills

Carlos Hank Rhon	Age:	61
	Years as Director:	15
	Principal Occupation:	Chairman of the Board of Grupo Financiero Interacciones
	Outside Directorships:	Chairman of the Board of Grupo Hermes and Grupo Coin/La Nacional
	Business Experience:	Chairman of the Board of Laredo National Bancshares, director of Banamex-Accival and Mexican Stock Exchange.
	Directorship Type:	Related
	Alternate:	Carlos Hank González

Mario Laborín Gómez	Age: Years as Director: Principal Occupation: Outside Directorships: Business Experience: Directorship Type: Alternate:	57 Since April 2009 N/A Director of CYDSA, XIGNUX, and Megacable. Chief Executive Officer of Bancomext (Exim-bank), Nacional Financiera, Bancomer and Grupo Vector. Independent Alan Castellanos Carmona

Juan Manuel Ley López	Age:	76
	Years as Director:	15
	Principal Occupation:	Chairman of the Board of Casa Ley and Chief Executive Officer of Grupo Ley
	Outside Directorships:	Director of Grupo Financiero Banamex-Accival and Telmex.
Business Experience:

Chief Executive Officer of Casa Ley, Chairman of the Board of the Latin American Association of Supermarkets, Sinaloa-Baja California Consultant Council of Grupo Financiero Banamex-Accival and National Association of Supermarket and Retail Stores.

	Directorship Type:	Independent
	Alternate:	Fernando Aguilar Rosas

Bernardo Quintana Isaac	Age:	67
	Years as Director:	14
	Principal Occupation:	Chairman of the Board of Empresas ICA.
	Outside Directorships:	Director of BANAMEX and CEMEX, among others.
	Business Experience:	Chief Executive Officer of Empresas ICA.
	Directorship Type:	Independent
	Alternate:	Diego Quintana Kawage

Juan A. Quiroga García	Age:	59
	Years as Director:	3
	Principal Occupation:	Chief Corporate Officer of GRUMA
	Outside Directorships:	Director of GIMSA
	Business Experience:	Vice President of Administration of Gruma Corporation, Chief Administrative and Internal Auditing Officer of Gruma, Vice President of Operations Control of Gruma Corporation.
	Directorship Type:	Shareholder, related
	Alternate:	Raúl A. Peláez Cano

Ismael Roig	Age:	41
	Years as Director:	2
	Principal Occupation:	Vice President Strategic Planning and Business Development of Archer Daniels Midland Company
	Outside Directorships:	None
	Business Experience:	Treasurer and Controller of GM do Brasil, Regional Treasury Director, GM European Regional Treasury Center, manager, GM Asia Pacific Regional Treasury Center and GM New York Treasurer’s Office.
	Directorship Type:	Shareholder, independent
	Alternate:	David J. Smith

Alfonso Romo Garza	Age:	58
	Years as Director:	15
	Principal Occupation:	Chairman of the Board and Chief Executive Officer of Plenus
	Outside Directorships:	Director of CEMEX, Synthetic Genomics and Donald Danforth Plant Science Center.
Business Experience:

Investor in different industries and companies.  He has been involved in the food and beverage, telecommunications, information technology, insurance and financial services, agro-biotechnology, agriculture and real estate industries

	Directorship Type:	Independent
	Alternate:	Adrián Rodríguez Macedo

Adrián Sada González	Age:	64
	Years as Director:	15
	Principal Occupation:	Chairman of the Board of Vitro
	Outside Directorships:	Director of ALFA, CYDSA, Regio Empresas, Consejo Mexicano de Hombres de Negocios, and Grupo de Industriales de Nuevo León.
	Business Experience:	Chairman of the Board of Grupo Financiero Serfin, Chief Executive Officer of Banpais.
	Directorship Type:	Shareholder, independent
	Alternate:	Manuel Güemes de la Vega

Javier Vélez Bautista	Age:	52
	Years as Director:	7
	Principal Occupation:	Chief Executive Officer of ValueLink and Chiapas Organic Holdings
	Outside Directorships:	Director of GIMSA, Chiapas Organic Holdings and Financiamiento Progresemos, member of the audit and corporate governance committees of GRUMA and GIMSA.
	Business Experience:	Chief Executive Officer of Nacional Monte de Piedad, Executive Vice President and Chief Financial Officer of GRUMA, project director at Booz Allen Hamilton.
	Directorship Type:	Independent
	Alternate:	Jorge Vélez Bautista

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

Senior Management

The following table sets forth our executive officers, their ages, years of service, current positions, and prior business experience:

Roberto González Barrera	Age:	78
	Years as Executive Officer:	60
	Years at GRUMA:	60
	Current Position:	Chief Executive Officer
	Business Experience:	Founder and Chairman of the Board of GRUMA and Chairman of the board of Grupo Financiero Banorte.

Nicolás Constantino Coppola	Age:	[61]
	Years as Executive Officer:	3
	Years at GRUMA:	9
	Current Position:	Managing Director, Gruma Venezuela
	Business Experience:

Vice President Sales and Exports and National Commercialization Manager of the Beverage Division of the Polar’s Group, Director of Sales for the Reynolds Company, National Manager of Sales for Warner Lambert of Venezuela and for the Aliven Company (Best Foods).

Leonel Garza Ramírez	Age:	59
	Years as Executive Officer:	10
	Years at GRUMA:	23
	Current Position:	Chief Procurement Officer
	Business Experience:	Manager of Quality and Corn Procurement and Vice President of Corn Procurement at GRUMA, Chief Procurement Officer at GAMESA, Quality Control Manager at Kellogg de México.

Roberto González Alcalá	Age:	45
	Years as Executive Officer:	7
	Years at GRUMA:	14
	Current Position:	President, Gruma México and Latin America
	Business Experience:

Managing Director of GIMSA.  Several positions within GRUMA’s Central American operations, including Chief Operating Officer, President of the Tortilla Division in Costa Rica.  President of the Corn Division in Central America.

Juan Antonio González Moreno	Age:	51
	Years as Executive Officer:	5
	Years at GRUMA:	29
	Current Position:	Chief Executive Officer, Gruma Asia and Oceania
	Business Experience:

Senior Vice President of Special Projects of Gruma Corporation, President of Corn Flour Operations of Gruma Corporation, Vice President of Central and Eastern Regions of Mission Foods, President and Vice President of Sales of Azteca Milling, Chief Operating Officer of GIMSA.

Roberto González Valdés	Age:	33
	Years as Executive Officer:	2
	Years at GRUMA:	4
	Current Position:	Managing Director, Gruma Centroamérica
	Business Experience:	Special projects manager at Gruma Centroamérica, Assistant to the Chairman of the Board and Chief Executive Officer of GRUMA, Founder of Soliq, Consultant at Booz Allen Hamilton.

Sylvia Hernández Benítez	Age:	44
	Years as Executive Officer:	6
	Years at GRUMA:	6
	Current Position:	Chief Marketing Officer
	Business Experience:

Senior Vice President of Marketing for Gruma Latin America; Executive Vice President at FCB Worldwide; different positions at Chrysler de México, including General Marketing Manager, Marketing Manager for automobiles, Brand Manager for imported automobiles and MOPAR brand coordinator.

Homero Huerta Moreno	Age:	46
	Years as Executive Officer:	7
	Years at GRUMA:	24
	Current Position:	Chief Administrative Officer
	Business Experience:	Various positions within GRUMA including Finance and Administrative Vice President of Gruma Venezuela.

Heinz Kollmann	Age:	[39]
	Years as Executive Officer:	3
	Years at GRUMA:	3
	Current Position:	Chief Technology Officer, Wheat Flour Production
	Business Experience:

Technical Director of MAISCAM in Camerun, Head miller for BUHLER in Uzwil, Switzerland; Responsible Technician for Argentina, Uruguay, Paraguay, Peru and Bolivia for BUHLER in its Buenos Aires branch office; Production Manager and Special Project Manager for GRAMOVEN/ CARGILL in Venezuela; Production Manager and Special Project Manager for Harinera La Espiga in Mexico.

Raúl Alonso Peláez Cano	Age:	48
	Years as Executive Officer:	4
	Years at GRUMA:	4
	Current Position:	Chief Financial Officer
	Business Experience:	Several executive positions at different companies including Industrias Resistol, General Electric de México, and Banco Nacional de México.

Juan Antonio Quiroga García	Age:	59
	Years as Executive Officer:	11
	Years at GRUMA:	36
	Current Position:	Chief Corporate Officer
	Other Positions:	Senior Corporate Controller of GIMSA
	Business Experience:	Vice President of Administration of Gruma Corporation, Chief Administrative and Internal Auditing Officer of GRUMA, Vice President of Operations Control of Gruma Corporation.

Juan Fernando Roche	Age:	54
	Years as Executive Officer:	3
	Years at GRUMA:	3
	Current Position:	President of Mission Foods
	Business Experience:

Founding Partner, CEOBOARD LLP, Florida; President Northern Latin America and President Europe, Middle East & Africa, Nabisco; Chief Executive Officer of MAVESA in Venezuela.  Other positions in MAVESA:  Chief Financial Officer, Supply Chain Management, Group Product Manager.

Felipe Rubio Lamas	Age:	51
	Years as Executive Officer:	7
	Years at GRUMA:	26
	Current Position:	Chief Technology Officer, Corn Flour and Tortilla Production
	Business Experience:	Several managerial and Vice President positions within Gruma Corporation related to manufacturing processes and design and construction of production facilities.

Fernando Solís Cámara y Jiménez Canet	Age: Years as Executive Officer: Years at GRUMA: Current Position: Business Experience:

50
Since September 2008
Since September 2008
Director of Corporate Communication and Image
Chief Financial Officer of Sare Holding and Alta Consultoría, several positions in Mexican Federal Government, including Undersecretary at the Ministry of Political Affairs and National Commissioner of Immigration.

Salvador Vargas Guajardo	Age:	56
	Years as Executive Officer:	12
	Years at GRUMA:	12
	Current Position:	General Counsel
	Other Positions:	General Counsel of GIMSA
	Business Experience:	Positions at Grupo Alfa, Protexa and Proeza, senior partner of two law firms, including Rojas-González-Vargas-De la Garza y Asociados.

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

Audit and Corporate Governance Committees

As required by the Mexican Securities Law, the Sarbanes-Oxley Act of 2002 and our bylaws, an audit committee and a corporate governance committee were appointed by the meeting of the board of directors held on April 28, 2009.  Members of the audit and corporate governance committees were selected from members of the board of directors.  Consequently, as required by the Mexican Securities Law and our bylaws, a chairman for each committee was elected by the General Ordinary Shareholders’ Meeting held on April 30, 2009, among the members appointed by the board.

The current audit and corporate governance committees are comprised of three members, all of whom are independent directors.  Set forth below are the names of our audit and corporate governance committees members, their positions within the committees, and their directorship type:

Javier Vélez Bautista	Position:	Chairman of the audit and corporate governance committees.
	Directorship Type:	Independent

Juan Diez-Canedo Ruiz	Position:	Financial Expert of the audit and corporate governance committees.
	Directorship Type:	Independent

José de la Peña y Angelini	Position:	Member of the audit and corporate governance committees.
	Directorship Type:	Independent

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Members of the board of directors are paid a fee of Ps.30,000 for each board meeting they attend.  Additionally, members of the audit and corporate governance committees are paid a fee of Ps.33,000 for each committee meeting they attend.

For 2008, the aggregate amount of compensation paid to all directors, alternate directors, executive officers and audit and corporate governance committees members was approximately Ps.122.2 million (in nominal terms).   The contingent or deferred compensation reserved as of December 31, 2008 was Ps.33.4 million (in nominal terms).

We offer an Executive Bonus Plan that applies to managers, vice presidents, and executive officers.  The variable compensation under this plan can range from 20% to 100% of annual base compensation, depending upon the employee’s level, his individual performance and the results of our operations.

EMPLOYEES

As of December 31, 2008, we had a total of 19,060 employees, including 5,220 unionized and 13,840 non-unionized full- and part-time employees.  Of this total, we employed 7,268 persons in Mexico, 6,610 in the United States, 1,987 in Central America, 1,901 in Venezuela, 716 in China and Australia, and 578 in Europe.  Total employees for 2006 and 2007 were 18,124, and 18,767, respectively.  Of our total employees as of December 31, 2008, approximately 35% were white-collar and 65% were blue collar.

In Mexico, workers at each of our plants are covered by a separate contract, under which salary revisions take place once each year, usually in January or February.  Non-salary provisions of these contracts are revised bi-annually.  We renewed agreements with the three unions that represent our workers in 2008.

In the United States, Gruma Corporation has four collective bargaining agreements that represent a total of 414 workers at four separate facilities (Pueblo, Tempe, Madera, Henderson).  We renewed one agreement in January 2008.  A new collective bargaining agreement was ratified in November 2008 following the October 2006 NLRB (National Labor Relations Board) certification of the right to bargain for a location that had been involved in a challenge to the initial election in 2001. Additionally, the number of our U.S. employees covered under our collective bargaining agreements was reduced effective February 2007, following a disclaimer of interest by one collective bargaining unit. The employees covered by this bargaining unit have been paid severance pay and have separated from the company.

In England, we have one collective bargaining agreement covering 25 employees at a facility, which will expire during 2009.

In the Netherlands, we are covered by a national labor agreement for bakery workers. This agreement is reviewed every 18 months.

Wages are reviewed during the negotiations and wage increases processed according to the terms of each agreement as well as non-monetary provisions of the agreement.  Wage reviews for non-union employees are conducted once each year, typically in March for Mission Foods and in May for Azteca Milling, L.P.  We believe our current labor relations are good.

SHARE OWNERSHIP

The following Directors and Senior Managers have GRUMA shares which in each case represent less than 1% of our capital stock:  Mr. Roberto González Moreno, Ms. Bertha Alicia González Moreno, Mr. Ricardo González Valdez, Mr. Adrián Sada González, Mr. Juan Antonio Quiroga García, Mr. Leonel Garza Ramírez, and Mr. Juan Fernando Roche.  In addition, Mr. Roberto González Barrera owns directly and indirectly 279,301,152 shares representing approximately 49.6% of our outstanding shares and Mr. Juan Antonio González Moreno owns 6,748,294 shares representing approximately 1.2% of our outstanding shares.

CORPORATE GOVERNANCE PRACTICES

ITEM 7.          Major Shareholders And Related Party Transactions.

MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our capital stock as of April 30, 2009 (which consists entirely of Series B Shares) with respect to Mr. González Barrera and Archer-Daniels-Midland and its affiliates, the only shareholders we know to own beneficially more than 5% of our capital stock, as well as our directors and executive officers as a group and other shareholders.  See “Item 9.  The Offer and Listing” for a further discussion of our capital stock.  With the exception of Archer-Daniels-Midland’s right to appoint two members of our board of directors, and their corresponding alternates, the major shareholders do not have different or preferential voting rights with respect to those shares they own.  As of April 30, 2009, our Series B shares were held by 562 record holders in Mexico.

Name	Number of Series B Shares		Percentage of Outstanding Shares
Roberto González Barrera and family (1)	291,271,230		51.68%
Archer-Daniels-Midland (2)	130,901,630		23.22%
Directors and Officers as a Group (3)	102,795		00.02%
Other shareholders	141,375,054		25.08%

Total	563,650,709	(4)	100%

(1)

The shares beneficially owned by Mr. González Barrera and his family include: 185,823,216 shares held directly by Mr. González Barrera; 63,452,140 shares held indirectly by Mr. González Barrera through a trust controlled by him; 30,025,796 shares held by him through a Mexican corporation jointly owned with Archer-Daniels-Midland and controlled by him; 3,683,084 shares held by Ms. Graciela González Moreno; 1,282,900 shares held by Ms. Bertha Alicia González Moreno; 150,000 shares held by Mr. Roberto González Moreno; 105,800 shares held by Mr. Ricardo González Valdes and 6,748,294 shares held by Mr. Juan Antonio González Moreno.

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

(3)

This group does not include the shares beneficially owned by Mr. Roberto González Barrera, Ms. Bertha Alicia González Moreno, Mr. Roberto González Moreno, Mr. Ricardo González Valdes, and Mr. Juan Antonio González Moreno, members of our board of directors.

(4)

As of April 30, 2009, our capital stock was represented by 565,174,609 issued Series “B”, class I, no par value shares, of which 563,650,709 shares were outstanding, fully subscribed and paid, and 1,523,900 shares were held in our treasury.

Mr. González Barrera and his family control approximately 56.03% of our outstanding shares and therefore have the power to elect a majority of our 15 directors.  In addition, under Mexican law, any holder or group of holders representing 10% or more of our capital stock may elect one Director.  Under our bylaws and the Archer-Daniels-Midland association, as long as Archer-Daniels-Midland owns at least 20% of our capital stock, it will have the right to designate two members of our board of directors and their corresponding alternates.

Under the terms of our agreement, Archer-Daniels-Midland may not, without the consent of Mr. Roberto González Barrera, the Chairman of our board of directors, acquire additional shares of us.

On May 20, 2008, we completed a preemptive rights offering in Mexico to our non-U.S. shareholders, pursuant to which we issued 82,624,657 of our series B common stock, class I, no par value shares.  Company shareholders exercising their preemptive rights paid for and acquired the shares at a price of Ps.25.55 per share for a combined offering total of Ps.2,111,060,000.  Rights to acquire the shares were not offered to U.S. persons, nor in any other jurisdiction outside of Mexico.  Prior to the preemptive rights offering, Mr. González Barrera and his family controlled, directly and indirectly, approximately 50.9% of our outstanding shares, and Archer-Daniels-Midland, directly and indirectly, owned approximately 27.1% of our outstanding shares and controlled the right to vote approximately 22% of our outstanding shares.  Archer-Daniels-Midland did not participate in the rights offering.  As of April 30, 2009, Archer-Daniels-Midland, directly and indirectly, owned approximately 23.22% of our outstanding shares and controlled the right to vote approximately 18.87% of our outstanding shares.

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

We are not aware of any significant changes in the percentage of ownership of any shareholders which held 5% or more of our outstanding shares during the past three years.

RELATED PARTY TRANSACTIONS

Transactions with Subsidiaries

The transactions set forth below were made in the ordinary course of business since we operate as a central treasurer for our subsidiaries.  We periodically enter into short-term credit arrangements with our subsidiaries, where we provide them with funds for working capital at market interest rates.

At their peak on May 17, 2005, the outstanding balance of loans from GIMSA to GRUMA were Ps.1,530.8 million in nominal terms.  As of June 12, 2009, we owed GIMSA Ps.1,085.3 million in nominal terms.  The average interest rate for this year up to June 12, 2009 has been 9% for loans in pesos.

In September 2001, Gruma Corporation started to make loans to us which, at their peak on June 24, 2004, reached the amount of U.S.$64.0 million. We have borrowed money from Gruma Corporation at an average rate of 1% during 2009, having an outstanding amount of U.S.$55 million as of June 12, 2009.

Transactions with Archer-Daniels-Midland

We entered into an association with Archer-Daniels-Midland in September 1996.  As a result of this association, (i) we received U.S.$258.0 million in cash, (ii) Gruma and Archer-Daniels-Midland combined their U.S. corn flour operations under Azteca Milling, our wholly-owned U.S. corn flour operations, and, as a result, Archer-Daniels-Midland received a 20% partnership interest in Azteca Milling, and (iii) we received 60% of the capital stock of Molinera de México, Archer-Daniels-Midland’s wholly-owned Mexican wheat milling operations.  We also gained exclusivity rights from Archer-Daniels-Midland in specified corn flour and wheat flour markets.  In return, Archer-Daniels-Midland received 74,696,314 of our then newly issued shares, which represented approximately 22% of our total outstanding shares at that time, and 20% partnership interest in Azteca Milling, and retained 40% of the capital stock of Molinera de México.  Archer-Daniels-Midland also obtained the right to designate two of our 15 directors and their corresponding alternates.  In addition, Archer-Daniels-Midland acquired 5% of MONACA.  Archer-Daniels-Midland has designated Federico Gorbea, President and Chief Operating Officer of Archer-Daniels-Midland’s operations in México, and Ismael Roig, Vice President of Planning and Business Development, as members of our board of directors.  Archer-Daniels-Midland has elected David J. Smith, its Senior Vice President, Secretary and General Counsel, and Steve Mills its Group Vice President and Controller, to serve as alternates for Mr. Gorbea and Mr. Roig, respectively.  As of April 30, 2009, Archer-Daniels-Midland, directly and indirectly, owned approximately 23.22% of our outstanding shares and controlled the right to vote approximately 18.87% of our outstanding shares.

During 2006, 2007 and 2008, we purchased U.S.$115 million, U.S.$133 million and U.S.$183 million, respectively, of inventory from Archer-Daniels-Midland Corporation, a shareholder, at market rates and terms.  Additionally, in 2006, we purchased a 2% stake in MONACA from Archer-Daniels-Midland and sold a 3% stake in DEMASECA to Archer-Daniels-Midland.  For more information regarding these transactions, please see “Item 4.  Information on the Company—Business Overview—Gruma Venezuela.”

Other Transactions

As of December 31, 2008 we hold approximately 8.8% of the capital stock of GFNorte, a Mexican financial institution.  In the normal course of business, we may obtain financing from GFNorte’s subsidiaries at market rates and terms.  For the past six years, the highest outstanding loan amount has been Ps.162 million (in nominal terms) with an average interest rate of 8.9% in December 2003.

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

Distributor Arbitrations and Litigations

In November 2001, one of GRUMA’s distributors filed a putative class action lawsuit against Gruma Corporation (Dennis Johnson and Arnold Rosenfeld et al v. Gruma Corporation).  The case was removed from California state court to federal court.  In April 2005, the United States District Court, based upon a recent U.S. Supreme Court decision, ordered that the claims be referred to arbitration in Los Angeles and that the arbitrator decide whether the matter should proceed as a class action.  An additional distributor subsequently joined the arbitration as a claimant.  The arbitrator has made a preliminary ruling that a class of approximately 1,120 California distributors will be certified, but a final certification order has not yet been entered.  The claims, as amended, allege that:  (i) Gruma Corporation breached its agreements with its distributors; (ii) Gruma Corporation’s distributors are actually employees; (iii) Gruma Corporation has failed to make wage and other payments required for employees; (iv) Gruma Corporation has violated California’s labor, antitrust, and unfair competition statutes; and (v) Gruma Corporation has otherwise committed fraud and negligent misrepresentations.  The arbitrator subsequently dismissed the antitrust claims.  The plaintiffs seek damages and equitable relief, but have not yet specified the total amount of damages sought.  The arbitrator has indicated that trial will be held in two phases.  The first phase to determine the existence of any liability began on April 28, 2008 and finished on May 21, 2008.  On August 12, 2008, the arbitrator issued his final award in writing finding that the distributors are properly classified as independent contractors and denying all relief.  In November 2008, the District Court affirmed the award on all grounds and plaintiffs have appealed the confirmation to the Court of Appeals for the Ninth Circuit.  The appeal is currently pending.

On July 28, 2006, another of GRUMA’s distributors sought to join the Los Angeles arbitration but was referred to arbitration in the State of Washington (Misty Brunner and Kyle Ruby et al v.  Gruma Corporation).  An additional distributor subsequently sought arbitration in the State of Washington and the two proceedings have been consolidated before an arbitrator in Seattle.  The two distributors on behalf of alleged classes of current and former distributors assert that:  (i) Gruma Corporation breached its agreements with its distributors; (ii) Gruma Corporation’s distributors are actually employees; (iii) Gruma Corporation has failed to make wage and other payments required for employees; (iv) Gruma Corporation has violated California and Washington labor statues, among others; and (v) Gruma Corporation has failed to pay federal excise payments on sales made by the distributors.  Following the arbitration award in the Johnson case in Gruma Corporation’s favor, plaintiffs dropped their case.

In April 2007, GRUMA was named in a class action suit, Enrique Garza, et al. v. Gruma Corporation doing business as Mission Foods, filed in the United States District Court for the Northern District of California, San Jose Division.  The plaintiffs assert that they were induced to enter into distributor agreements and to pay for routes by false statements and that GRUMA breached the distributor agreements by arbitrarily taking their routes, shuffling around the routes, reselling the routes to others, and failing to adequately compensate the plaintiffs.  The plaintiffs also asserted a Racketeer Influenced and Corrupt Organizations (RICO) violation under 18 U.S. Code §§ 1962 et seq.  Plaintiffs seek an unspecified amount of damages and injunctive relief.  On July 24, 2008, the Court dismissed the RICO claims with prejudice.  The parties are scheduled for mediation on the remaining claims on March 18, 2009.  We intend to vigorously defend against this action.

Drivers’ Class Action

In October 2005, our company was named as a defendant in a class action suit, Ramon Moreno et al. v. Guerrero Mexico Food Products, Inc. and Gruma Corporation, filed in the United States District Court for the Central District of California, Los Angeles County.  This suit was a punitive class action alleging a misclassification of sales drivers who deliver some of our products to retail stores under the Guerrero brand, as exempt from certain overtime wage and other mandatory work hour requirements under the California Labor Code.  The plaintiffs are members of the International Brotherhood of Teamsters.  In March 2008, our company reached a definitive settlement agreement with the plaintiffs for an amount of U.S.$2.9 million.  The Court agreed to the terms of the settlement on April 21, 2008.  The settlement amount, as well as a portion of the costs we incurred in defending the case are being paid out of proceeds we received under an existing labor liability insurance policy.

Product Class Action

In December 2008, Gruma Corporation was named as a defendant in a class action suit, Catherine M. Herzog et al. v. Gruma Corporation dba Mission Foods, filed in the United States District Court for the Southern District of California.  This suit was a class action alleging violations of sections of the California Bus. & Prof. Code, intentional misrepresentation, breach of implied warranty, and violations of California’s Consumer Legal Remedies Act in connection with the company’s  guacamole dip product.  The company put the vendor of the product on notice of Gruma’s claim for indemnity under the vendor’s supply contract.  A tentative settlement has been reached pending court approval.

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

Mexican Tax Claim

The Secretaría de Hacienda y Crédito Público, or Ministry of Finance and Public Credit, has lodged tax assessments against our Company for an amount of Ps.340.7 million in connection with our asset tax returns for the years 1994, 1996, 1997, 1999 and 2000. The Company has filed several appeals to obtain an annulment of these assessments. The 1999 claim was recently definitively resolved by the Mexican Supreme Court against our Company.  The 1999 claim represents a debt owed by the Company for asset taxes (Impuesto al Activo) of approximately Ps.47.5 million. We expect a similar result regarding the 2000 claim against the Company. The 2000 claim represents an alleged debt of about Ps.21.6 million. Additionally, the Ministry of Finance and Public Credit has lodged various tax assessments against our Company for an amount of Ps.93.5 million regarding withholdings of interest payments to our foreign creditors for years 2000, 2001 and 2002.  The Company has set aside Ps.67 million to resolve these proceedings, which is reflected in accrued liabilities and other accounts payable.

We intend to vigorously defend against these actions. We believe the resolution of these proceedings, if determined adversely against the Company, will not have a material effect on our financial position and results of operations.

Furthermore, the Ministry of Finance and Public Credit has made tax assessments against Molinera de México for an amount of Ps.101.8 million for wheat imports made during the year 2003, which according to the Mexican tax authorities were incorrectly classified under the harmonized system.  Our Company has filed a total of 14 appeals to obtain an annulment of all of these assessments, all of which have been definitely and satisfactorily resolved in our favor.

Venezuelan Tax Claim

The Venezuelan tax authorities have lodged certain assessments against Molinos Nacionales, C.A. (MONACA) one of our Venezuelan subsidiaries, related to income tax returns for the years 1998 and 1999, which amounted to U.S.$1.4 million plus tax debts presumably omitted in the amount of U.S.$66,344.  The case has been appealed and is pending a final decision. Any tax liability arising from the resolution of these claims will be assumed by the previous shareholder, International Multifoods Corporation, in accordance with the purchase agreement by which it was acquired by our subsidiary in Venezuela, MONACA.

Venezuelan Labor Lawsuits

Currently, our subsidiary Molinos Nacionales, C.A. (MONACA)  is named in one labor lawsuit and two extrajudicial claims alleging damages in the amount of U.S.$631,200.69. The lawsuits and claims are related to issues and rights such as profit sharing, social security, vacation, seniority and indemnity payment issues.  The

“caleteros” who brought the claims are workers who help freighters unload goods. Our subsidiary MONACA has been negotiating the payment of the above-mentioned labor lawsuit and the extrajudicial claims, trying to reach agreements for the lawsuit and claims in an amount of U.S.$324,617.91.

ITEM 9.          The Offer And Listing.

TRADING HISTORY

Our Series B Shares have been traded on the Bolsa Mexicana de Valores, S.A. de C.V., or Mexican Stock Exchange, since 1994.  The ADSs, each representing four Series B Shares, commenced trading on the New York Stock Exchange in November 1998.  As of April 30, 2009, our capital stock was represented by 565,174,609 issued Series “B”, class I, no par value shares, of which 563,650,709 shares were outstanding, fully subscribed and paid, and 1,523,900 shares were held in our treasury.  As of December 31, 2008, 104,800,672 Series B shares of our common stock were represented by 26,200,168 ADSs held by 13 record holders in the United States.

In May 2008, we issued 82,624,657 of our series B common stock, class I, no par value shares pursuant to a preemptive rights offering in Mexico to our non-U.S. shareholders.  Company shareholders exercising their preemptive rights paid for and acquired the shares at a price of Ps.25.55 per share, resulting in aggregate net proceeds to us from the offering of Ps.2,111 million.  We did not offer any rights to acquire the shares to U.S. persons, nor in any other jurisdiction outside of Mexico.  The proceeds of the offering were used to reduce our level of debt and improve our debt ratios in order to maintain our investment-grade rating.

On October 13, 2008 our Series B Shares were suspended as required by the Mexican Stock Exchange in connection with pending information regarding the publication of events related to the company’s currency derivative instruments.  Accordingly, our ADSs were also suspended on the New York Stock Exchange on October 20, 2009. On October 29, 2008 our Series B Shares and our ADSs began trading again as the aforementioned information was released.

PRICE HISTORY

The following table sets forth, for the periods indicated, the annual high and low closing sale prices for the Series B Shares and the ADSs as reported by the Mexican Stock Exchange and the New York Stock Exchange, respectively.

	Mexican Stock Exchange		NYSE
	Common Stock		ADS(2)
	High	Low	High	Low
	(Ps. per share(1))		(U.S.$ per ADS)
Annual Price History
2004	26.48	15.70	9.50	5.40
2005	36.00	20.64	13.35	7.63
2006	41.16	26.53	15.26	9.41
2007	41.43	32.32	15.71	11.94
2008	35.01	5.85	13.03	1.76
Quarterly Price History
2007
1st Quarter	39.12	32.73	13.75	11.94
2nd Quarter	39.02	34.61	14.60	12.66
3rd Quarter	41.96	35.49	15.71	13.11
4th Quarter	40.00	32.96	14.53	12.17
2008
1st Quarter	35.46	25.10	13.03	9.35
2nd Quarter	31.02	25.24	11.99	9.64
3rd Quarter	31.00	22.10	12.19	8.00
4th Quarter	22.13	5.85	8.14	1.76

	Mexican Stock Exchange		NYSE
	Common Stock		ADS(2)
	High	Low	High	Low
	(Ps. per share(1))		(U.S.$ per ADS)
2009
1st Quarter	7.32	3.67	2.14	0.92
2nd Quarter(3)	14.75	5.55	4.44	1.54
Monthly Price History
December 2008	7.34	6.30	2.25	1.84
January 2009	7.32	6.20	2.14	1.71
February 2009	6.95	4.88	1.80	1.27
March 2009	6.73	3.67	1.88	0.92
April 2009	8.87	5.55	2.63	1.54
May 2009	14.46	11.07	4.41	2.25
June 2009(3)	14.75	13.60	4.44	4.04

(1)	Pesos per share reflect nominal price at trade date.
(2)	Price per ADS in U.S.$; one ADS represents four Series B Shares.
(3)	Through June 12, 2009.

On June 12, 2009, the last reported sale price of the B Shares on the Mexican Stock Exchange was Ps.14.55 per B Share.  On June 12, 2009, the last reported sale price of the ADSs on the New York Stock Exchange was U.S.$4.30 per ADS.

MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange, the Bolsa Mexicana de Valores, S.A. de C. V., located in Mexico City, is the only stock exchange in Mexico.  Founded in 1907, it is organized as a corporation whose shares are held by brokerage firms, which are exclusively authorized to trade on the exchange.  As of June 13, 2008 the Bolsa Mexicana de Valores became a publicly traded company. Trading on the Mexican Stock Exchange takes place principally through automated systems and is open between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day.  Trades in securities listed on the Mexican Stock Exchange can also be performed off the exchange.  The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility.

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

The board of directors shall meet at least four times a year.  These meetings can be called by the Chairman of the board of directors, the Chairman of the Audit and Corporate Governance Committees, or by 25% of the members of the board of directors.  The directors serve for a one year term, or for up to 30 (thirty) additional days, if no designation of their substitute has been made or if the substitute has not taken office.  Directors receive compensation as determined by the shareholders at the annual ordinary general shareholders’ meeting.  The majority of directors are needed to constitute a quorum, and board resolutions must be passed by a majority of the votes present at any validly constituted meeting or by unanimous consent if no meeting is convened.

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

Likewise, for the performance of its duties, the Audit Committee shall:  (i) render its opinion to the board of directors, pursuant to the Mexican Securities Law; (ii) request the opinion of independent experts when deemed convenient; (iii) convene shareholders meetings and include issues in the agenda they deem appropriate; (iv) assess the performance of the external auditing firm, as well as analyze the opinions and reports rendered by the external auditor; (v) discuss the financial statements of the company and, if appropriate, recommend its approval to the board of directors; (vi) inform the board of directors of the condition of the internal controls and internal auditing systems, including any irregularities detected therein; (vii) prepare the opinion of the report rendered by the Chief Executive Officer; (viii) assist the board of directors when making the annual reports; (ix) request from the senior officers and from other employees, reports relevant to the preparation of the financial information and of any other kind deemed necessary for the performance of their duties; (x) investigate possible irregularities within the company, as well as carry out the actions deemed appropriate; (xi) request meetings with senior officers in connection with the internal control and internal audit; (xii) inform the board of directors about the material irregularities detected while exerting their duties, and in case of any irregularities, notify the board of directors of any corrective measures taken; (xiii) ensure that the Chief Executive Officer complies with the resolutions taken by the Shareholders’ Meetings and by the board of directors; (xiv) oversee the establishment of internal controls in order to verify that the transactions of the company conform to the applicable legal regulations; and (xv) be responsible of any other activity provided by law or our bylaws.

Fiduciary Duties - Duty of Diligence

Our bylaws and the Mexican Securities Law provide that the directors shall act in good faith and in our best interest.  In order to fulfill its duty, our directors may:  (i) request information about us that is reasonably necessary to take actions; (ii) require the presence of any officers or other key employees, including the external auditors, that may contribute elements for taking actions at board meetings; (iii) postpone board meetings when a director has not been given sufficient notice of the meeting or in the event that a director has not been provided with the information provided to the other directors; and (iv) discuss and vote on any item requesting, if deemed convenient, the exclusive presence of the members and the secretary of the board of directors.

Our directors may be liable for damages caused when breaching their duty of diligence if such failure causes economic damage to the company or our subsidiaries, as well as if the director:  (i) fails to attend board or committee meetings and, as a result of such absence, the board was unable to take action, unless such absence is approved by the shareholders meeting; (ii) fails to disclose to the board of directors or the committees material information necessary to reach a decision; and/or (iii) fails to comply with its duties imposed by the Mexican Securities Law or our bylaws.  Members of the board of directors may not represent shareholders at any shareholders’ meeting.

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

For the performance of its duties the Chief Executive Officer shall:  (i) submit, for the approval of the board of directors, the business strategies of the company; (ii) execute the resolutions of the Shareholders’ Meetings and of the board of directors; (iii) propose to the Audit Committee, the internal control system and internal audit guidelines of the company, as well as execute the guidelines approved thereof by the board of directors; (iv) disclose any material information and events that should be disclosed to the investor public; (v) comply with the provisions relevant to the repurchase and placement transactions of the company’s own stock; (vi) exert any corresponding corrective measures and liability suits; (vii) assure that adequate accounting, registry and information systems are maintained by the company; (viii) prepare and submit to the board of directors his annual report; (ix) establish mechanisms and internal controls permitting certification that the actions and transactions of the company conform to the applicable regulations; and (x) exercise his right to file  the liability suits referred to in the Mexican Securities Law against related parties or third parties that allegedly cause damage to the company.

Voting Rights and Shareholders’ Meetings

Each share entitles the holder thereof to one vote at any general meeting of our shareholders.  Shareholders may vote by proxy.  At the ordinary general shareholders’ meeting, any shareholder or group of shareholders representing 10% or more of the outstanding common stock has the right to appoint one director and his corresponding alternate, with the remaining directors being elected by majority vote.

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

Shareholders’ meetings may be called by the board of directors, the Chairman of the Audit and/or Corporate Governance Committees, or a court.  The Chairman of the board of directors or the Chairman of the Audit or Corporate Governance Committees may be required to call a shareholders’ meeting if holders of at least 10% of our outstanding share capital request a meeting in writing, or at the written request of any shareholder if no shareholders’ meeting has been held for two consecutive years, or, if during a period of two consecutive years, the board of directors’ annual report for the previous year and the company’s financial statements were not presented to the shareholders, or if the shareholders did not elect directors.

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

If the extraordinary general shareholders’ meeting does not give express instructions on liquidation, the bylaws stipulate that the liquidators will (i) conclude all pending matters they deem most convenient, (ii) prepare a general balance and inventory, (iii) collect all credits and pay all debts by selling assets necessary to accomplish this task, (iv) sell assets and distribute income, and (v) distribute the amount remaining, if any, pro rata among the shareholders.

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

As of April 30, 2009, our capital stock was represented by 565,174,609 issued Series “B”, class I, no par value shares, of which 563,650,709 shares were outstanding, fully subscribed and paid, and 1,523,900 shares were held in our treasury.

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

Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government with respect to his rights as a shareholder, but is not deemed to have waived any other rights he may have with respect to its investment in us, including any rights under U.S. securities laws.  If a shareholder should invoke governmental protection in violation of this provision, his shares could be forfeited to the Mexican government.  Mexican law requires that such a provision be included in the bylaws of all Mexican companies unless such bylaws prohibit ownership of shares by non-Mexicans.  See “Item 3.  Key Information—Risk Factors—Risks Relating to Our Controlling Shareholders and Capital Structure—Our Bylaws Restrict the Ability of Non-Mexican Shareholders to Invoke the Protection of Their Governments with Respect to Their Rights as Shareholders.”

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

The quoted share price on the Mexican Stock Exchange referred to in the preceding paragraph shall be the weighted average share price as quoted on the Mexican Stock Exchange for the last 30 days in which our shares were traded, in a period not greater than six months prior to the date of the public tender offer.  If the number of days in which our shares have traded during the period referred to above is less than 30, then only the actual number of days in which our shares have traded during such period will be taken into account.  If shares have not been exchanged during such period, then the tender offer shall be made at a price equal to at least the book value of the shares.

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

No approval of the board of directors will be required if the acquisition would increase the purchaser’s ownership to more than 50% of our capital stock or result in a change of control, in which case the purchaser must effect its acquisition by way of a tender offer for 100% minus one of our total outstanding capital stock, which tender shall be made pursuant to applicable Mexican laws.

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

As a result of this association, (i) we received U.S.$258.0 million in cash, (ii) Gruma and Archer-Daniels-Midland combined their U.S. corn flour operations under Azteca Milling, our wholly-owned U.S. corn flour operations, and, as a result, Archer-Daniels-Midland received a 20%  partnership interest in Azteca Milling, and (iii) we received 60% of the capital stock of Molinera de México, Archer-Daniels-Midland’s wholly-owned Mexican wheat milling operations.  We also gained exclusivity rights from Archer-Daniels-Midland in specified corn flour and wheat flour markets.  In return, Archer-Daniels-Midland received 74,696,314 of our then newly issued shares, which represented at that time approximately 22% of our total outstanding shares and a 20% partnership interest in Azteca Milling in addition to retaining 40% of the capital stock of Molinera de México.  Archer-Daniels-Midland also obtained the right to designate two of the 15 members of our board of directors and their corresponding alternates.

Under the terms of this association, Archer-Daniels-Midland may not, without the consent of Mr. Roberto González Barrera, the Chairman of our board of directors, acquire additional shares of our company.  As of April 30, 2009, Archer-Daniels-Midland owned, directly and indirectly, approximately 23.22% of our outstanding shares.  A total of 24,566,561 of these shares are held by Archer-Daniels Midland through a Mexican corporation jointly owned with Mr. González Barrera and controlled by him.  Thus, Archer-Daniels-Midland only has the right to vote 18.87% of our outstanding shares.  In addition, Archer-Daniels-Midland has the right to nominate 2 of the 15 members of our board of directors and their corresponding alternates.  Archer-Daniels-Midland did not participate in the preemptive rights offering we completed on May 20, 2008.  Prior to the preemptive rights offering, Archer-Daniels-Midland, directly and indirectly, owned approximately 27.1% of our outstanding shares and controlled the right to vote approximately 22% of our outstanding shares.

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

BBVA Bancomer

On July 28, 2005, we obtained a U.S.$250 million, five-year syndicated senior credit facility, which we refer to as the 2005 Facility, from a group of five banks, led by BBVA Bancomer, which consists of a U.S.$150 million senior term loan facility and a U.S.$100 million revolving credit facility, both with a five-year tenor and bullet payment.  Funds from the 2005 Facility were used to repay in full the outstanding balance of U.S.$244 million under our now-terminated 2004 Facility.  As of March 31, 2009, there was U.S.$150 million outstanding under the term facility with U.S.$53 million of revolving credit available.  The interest rate for the facility is LIBOR plus 40 basis points for the first year.  Thereafter, the spread could fluctuate in relation to our leverage and could be between 37.5 and 45 basis points.  This Loan Agreement was executed on July 22, 2005 among us, the Lenders party thereto, BBVA Securities Inc. as Bookrunner and Documentation Agent, and BBVA Bancomer, S.A. as Administrative Agent.  See “Item 19.  Exhibits.”  As a condition of entering into the Financing and the Credit Agreement Amendments, we anticipate amending and extending the term of the 2005 Facility.

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

In connection with consummation of the Financing and the Credit Agreement Amendments, Gruma expects to pledge certain collateral to secure the borrowings. As a result, the Company intends to enter into a supplemental indenture amending the indenture governing the bonds to provide holders of our perpetual bonds with equal and ratable security interests in the collateral expected to be pledged.

Revolving Credit Facility

In October 2006, Gruma Corporation entered into a U.S.$100 million 5-year revolving credit facility with a syndicate of financial institutions.  The credit facility replaced the U.S.$70 million revolving credit facility which was scheduled to mature in June 2007.  The new facility has an interest rate based on LIBOR rate plus a spread of 0.35% to 0.45% that fluctuates in relation to Gruma Corporation’s leverage and contains less restrictive provisions than those in the facility replaced.  The terms of the new facility provide that Gruma Corporation may request that the commitments available under the facility be increased by up to an additional U.S.$50 million, subject to the banks’ approval.

Bancomext

On November 12, 2008, we obtained a Ps.3,367 million peso-denominated two year bullet senior credit facility from Bancomext (Banco Nacional de Comercio Exterior) which we refer as the 2008 Peso Facility. This facility has an interest rate based on the TIIE rate plus a spread of 2.0%. Bancomext entered into a separate guarantee agreement with the Mexican Government, pursuant to which Banco de México guarantees this facility through a fund that specializes in guaranteeing the debt of the Mexican agricultural sector (Fondo Especial de Asistencia Técnica y Garantía para Créditos Agropecuarios).  The 2008 Peso Facility limits our ability, among other things, to transfer or encumber our assets.  As a condition of entering into the Financing and the Credit Agreement Amendments, we anticipate extending and amending the term of the 2008 Peso Facility.

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

Our ability to repatriate dividends from Gruma Venezuela may be adversely affected by exchange controls and other recent events.  See “Item 3.  Key Information—Risk Factors—Risks Related to Venezuela—Venezuela Presents Significant Economic Uncertainty and Political Risk.”

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

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax consequences to U.S. holders, as defined below, of the acquisition, ownership and disposition of B Shares or ADSs.  This summary is based upon the federal income tax laws of the United States as in effect on the date of this Annual Report, including the provisions of the Tax Treaty, all of which are subject to change, possibly with retroactive effect in the case of U.S. federal income tax law.

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

ITEM 11.       Quantitative And Qualitative Disclosures About Market Risk

We are exposed to market risks arising from changes in interest rates, foreign exchange rates, equity prices and commodity prices.  We use derivative instruments, on a selective basis, to manage these risks.  In addition, we have also historically used certain derivative instruments for trading purposes.  However, as discussed in “Item 15.  Controls and Procedures”, we are in the process of implementing a new risk management policy that precludes the use of derivative instruments for trading purposes.  We maintain and control our treasury operations and overall financial risk through practices approved by our senior management.

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

As discussed in “Item 15.  Controls and Procedures”, during 2008 we implemented specific improvements to our internal controls concerning the use of  derivative financial instruments. In addition, we are in the process of  consolidating such improvements as well as implementing a new risk management policy that besides consolidating such improvements, will prohibit the Company from entering into derivative financial instruments for trading purposes with the aim of obtaining profits based on changes in market values. However, the use of financial derivative instruments for hedging purposes will be allowed if used with the objective of mitigating financial risks and associated with a hedged item that is relevant to business activities.

INTEREST RATE RISK

We depend upon debt financing transactions, including debt securities, bank and vendor credit facilities and leases, to finance our operations.  All such financial instruments, as well as the related interest rate derivatives discussed further below, are used for other than trading purposes. These transactions expose us to interest rate risk, with the primary interest-rate risk exposure resulting from changes in the relevant base rates (mostly LIBOR and to a lesser extent, Prime, TIIE and Tasa Promedio Ponderada in Venezuela) which are used to determine the interest rates that are applicable to borrowings under our credit facilities.  We are also exposed to interest rate risk in connection with refinancing of maturing debt.  We had approximately U.S.$313 million (Ps.4,329 million) of fixed rate debt and approximately U.S.$710 million (Ps.9,818 million) in floating rate debt at December 31, 2008. A hypothetical 100 basis point increase or decrease in interest rates would not have a significant effect on the fair value of our fixed rate debt. The following table sets forth, as of December 31, 2008, principal cash flows and the related weighted average interest rates by expected maturity dates for our debt obligations.

	Maturity Dates
	2009	2010	2011	2012	Thereafter	Total	Fair Value
	(in millions of pesos, except percentages)
Liabilities
Debt
Fixed Rate (Ps.)	71.5	82.4	18.5	6.6	4,150	4,329	2,576
Average Rate	7.0%	5.1%	7.8%	7.8%	7.8%
Floating Rate (Ps.)	2,347	6,171	1,300			9,818	9,818
Average Rate	8.7%	4.1%	1.6%

From time to time, we use derivative financial instruments such as interest rate swaps for purposes of hedging a portion of our long-term debt, in order to reduce our exposure to increases in interest rates.  Several of these contracts, however, do not qualify for treatment as hedging transactions, as described in Note 17 to our financial statements.  On November 2, 2004, we entered into an interest rate swap transaction with five banks with an aggregate notional amount of U.S.$150 million maturing on April 5, 2008, whereby we fixed the 6-month LIBOR rate associated with the term portion of the 2004 Facility at an average rate of 3.2725%.  The swap transaction provides that the counterparty pay us unless 6-month LIBOR reaches 6%, in which case the parties have no obligation to pay any amount for the applicable period. On September 30, 2005, this interest rate swap was modified resulting in an average fixed rate of 3.2775% and a maturity date of March 30, 2008.  The swap transaction provides that the counterparty pay us unless 6-month LIBOR reaches 6%, in which case the parties have no obligation to pay any amount for the applicable period. However, in March 8, 2006 we modified this 6% level up to 6.5% and 6.75% for the interest payment dates due in 2007 obtaining a fixed average rate of 3.6175% for this year.  In addition, in December 12, 2005 we entered into a new interest rate swap for the 2005 Facility with a single bank, starting on March 30, 2008 and maturing on March 30, 2009, whereby we fixed the 6-month LIBOR rate associated with the term portion at an average rate of 4.505%.  The swap transaction provides that the counterparty pay us unless 6-month LIBOR reaches 7%, in which case the parties have no obligation to pay any amount for the applicable period.  For a description of our debt, see Note 9 to our financial statements. After the March 30, 2009 maturity we did not enter into any additional swap transactions.  As of May 31, 2009, we no longer have any further swap contracts. For a description of our debt, see Note 9 to our financial statements.

Additionally, some of the exchange rate forward and option contracts we entered into to financially hedge  part of the interest payments due in 2006, 2007, 2008 and first two coupon dates of 2009 corresponding to our U.S.$300 million 7.75% senior unsecured perpetual bonds. As of May 31, 2009, these forward contracts to hedge all the interest payments on our U.S.$300 million 7.75% senior unsecured perpetual bonds had either expired or had been closed out by the company.

In the case of our cash and short-term investments, declines in interest rates decrease the interest return on floating rate cash deposits and short-term investments.  A hypothetical 100 basis point decrease in interest rates would not have a significant effect on our results of operations.

In the case of our floating interest rate debt, a rise in interest rates increases the interest expense on floating rate debt.  A hypothetical 100 basis point increase in interest rates would not have a significant effect on our results of operations.

FOREIGN EXCHANGE RATE RISK

Our net sales are denominated in U.S. dollars, Mexican pesos and other currencies.  During 2008, approximately 41% of our revenues were generated in U.S. dollars, and approximately 29% in pesos.  In addition, as of December 31, 2008, approximately 62% of our total assets were denominated in currencies other than Mexican pesos, particularly U.S. dollars.  A significant portion of our operations is financed through U.S. dollar-denominated debt.

We believe that we have natural foreign exchange hedges incorporated in our balance sheet, in significant part because we have subsidiaries outside Mexico, and the peso-denominated value of our equity in these subsidiaries is also exposed to fluctuations in exchange rates.  Changes in the peso value of equity in our subsidiaries caused by movements in foreign exchange rates are recognized as a component of equity.  See Note 15 to our financial statements.

An important part of our foreign exchange rate risk relates to our substantial U.S. dollar-denominated debt for our non-U.S. subsidiaries.  As of December 31, 2008, approximately 68% of our debt obligations was denominated in U.S. dollars.  The following table sets forth information concerning our U.S. dollar-denominated debt as of December 31, 2008.  The table does not reflect our U.S. dollar sales or our U.S. dollar-denominated assets.

	Expected Maturity or Transaction Date
U.S. dollar-denominated debt	2009	2010	2011	2012	Thereafter	Total	Fair Value
	(in millions of pesos)
7.75% Perpetual bond					4,149	4,149	2,396
Syndicated loan		2,724				2,724	2,724
Revolving credit facility			1,300			1,300	1,300

Other*	2,419	3,528	19	7		5,973	5,973
	2,419	6,252	1,319	7	4,149	14,146	12,393

* Includes debt in Euros, Mexican Pesos and Bolívares

During 2004 and 2005, we entered into forward contracts and exchange rate option contracts (Mexican peso — U.S. dollar) for a nominal amount of U.S.$55.8 million, with different maturity dates until November 2007.  The purpose of these contracts is to hedge the financial risks due to exchange rate fluctuations over the quarterly interest payments related to our perpetual notes.  The unfavorable effect of the contracts due during 2007 of Ps.15.2 million was recognized in our income statement for the year 2007.

During 2007, we entered into forward contracts and exchange rate option contracts (Mexican peso — U.S. dollar) with respect to our foreign exchange exposure related to the 7.75% perpetual notes.  These contracts covered four coupon dates for 2007, as well as four additional dates for 2008 and two for 2009.  Accordingly, the maturity dates for these contracts ranged from March 2007 to June 2009.  As of May 31, 2009, those financial instruments had either expired by their terms or were terminated by the Company.

During 2007, we also entered into exchange rate option contracts expiring during 2008 and 2009.  On an average basis, by maturity date, the purchase trades were U.S.$370.5 million against U.S.$420 million of sale trades.  In addition, for 2008 and for the remaining two dates in 2009, we entered into exchange rate options contracts, under which GRUMA could either sell or buy U.S. dollars depending on the behavior of the spot rate, for an aggregate notional amount of U.S.$115 million for each date.  Additionally, at the end of 2007, twelve call contracts maturing on February 28, 2008, were sold with an exchange rate of Ps.12.00 per U.S. dollar.  These contracts were not recognized under hedge accounting principles.  The favorable effect of the contracts due in 2007 of Ps.290.7 million was recognized in our income statement for 2007.  As of December 31, 2007, the unfavorable effect for changes in the fair value of outstanding contracts was Ps.16.8 million, which was also recognized in our income statement.

During 2008, Gruma entered into foreign exchange derivative instruments which covered varying periods of time and had varying pricing provisions. The Company primarily entered into swap forwards and options contracts, for which the periodic settlement results depended on the behavior of the spot rate at a future maturity date. In the first quarter of 2008, we entered into foreign exchange derivative instruments covering a basket of currencies. In the second quarter of 2008 and through July, August and September of 2008, we entered into foreign exchange derivative instruments mainly in respect of the dollar/peso and the dollar/euro exchange rate. These derivative instruments were entered into for trading purposes and did not qualify for hedge accounting treatment.

During 2008, we entered into foreign exchange derivative instruments with several counterparties maturing in 2008, 2009, 2010 and 2011. The table below summarized the foreign exchange derivative instruments in effect as of December 31, 2008:

		Purchase/		Notional Amount* (thousands of		Installments
Derivative	Purpose	Sale	Currency	USD)		Fair Value		2009		2010		2011
Forwards	Trading	Sale	USD — MXN	U.S.$	712,900	Ps.	(3,125,165)	Ps.	(437,670)	Ps.	(618,396)	Ps.	(2,069,099)
Structures	Trading	Sale	USD — MXN	110,500		(7,708,933)		(5,275,600)		(2,335,266)		(98,067)
Structures	Trading	Purchase	EUR — USD	16,636		(396,072)		(361,329)		(34,743)		—
			Total	U.S.$	840,036	Ps.	(11,230,170)	Ps.	(6,074,599)	Ps.	(2,988,405)	Ps.	(2,167,166)

(*) The reported notional value of US$840,036 thousand dollars is the nominal value used to calculate the payment of the weekly, monthly or quarterly fixings of the maturities of the different structures in the future years. Certain of these instruments have leverage features requiring payouts by the company based on increased notional amounts.

We account for our currency derivative instruments using the mark-to-market accounting method.  Extreme exchange rate volatility in the financial markets during the last two quarters of 2008 and the first quarter of 2009 resulted in significant fluctuations in the mark-to-market value of Gruma’s foreign exchange derivative instruments. These fluctuations were further exacerbated by the leverage features included in certain of these instruments. As of September 30, 2008, these instruments represented a negative mark-to-market net value of approximately U.S.$291.4 million.  As of October 8, 2008, these instruments represented a mark-to-market unrealized loss of approximately U.S.$684 million.  As of October 28, 2008, these instruments represented an aggregate mark-to-market non-cash charge of approximately U.S.$788 million; of which U.S.$105 million, U.S.$354 million, U.S.$220 million, and U.S.$109 million on instruments maturing in 2008, 2009, 2010, and 2011, respectively.

On November 12, 2008 we entered into a loan agreement with Bancomext in the amount of Ps. 3,367 million and applied the proceeds to terminate our commitments arising under all the currency derivative instruments that we had entered into with one of our derivative counterparties and to pay other commitments arising under the currency derivative instruments maturing from the date of such loan agreement with Bancomext and until December 31st, 2008.  As of December 31, 2008, GRUMA had a Ps.11,230 million non-cash loss that related to the mark-to-market valuation of positions that were still open; of which Ps.6,075 million, Ps.2,988 million and Ps.2,167 million matured in 2009, 2010, and 2011, respectively.

In connection with our efforts to terminate our obligations under most of our remaining currency derivative instruments, on March 23, 2009 we terminated all of our derivative instruments entered into with the three Derivative Counterparties pursuant to a Term Sheet we entered into on March 19, 2009 that provides for financing of the obligations that would result from the termination of all of our foreign exchange derivative instruments with such Derivative Counterparties (which totaled U.S.$668.3 million).  The change in the mark-to-market value of these derivative instruments between January 1 and March 23, 2009 represented an unfavorable effect of U.S.$37.6 million.  Gruma and the Derivative Counterparties have agreed to negotiate in good faith to convert the U.S.$668.3 million owing to the Derivative Counterparties, under the derivative instruments, into the Term Loan within 120 days of March 23, 2009.  Pursuant to the Term Sheet, we are required to pay interest on the Termination Amount at the rate of 1 month LIBOR + 1% for the first six weeks following March 23, 2009, and LIBOR + 2.875% thereafter. Following the expiration of the 120-day period contemplated by the Term Sheet, we will be required to pay default interest on the Termination Amount at the rate of 2% + LIBOR + 2.875%. For additional information concerning the 2008 Peso Facility and the Term Loan, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

On June 18, 2009, Gruma and BNP Paribas (“BNP”) entered into a Term Sheet (the “BNP Term Sheet”) that provides for the financing of the obligations that would result from scheduled settlement of the foreign exchange derivative instruments entered into with BNP. Pursuant to the BNP Term Sheet, Gruma and BNP agreed to negotiate in good faith to convert the amount of such obligations payable by Gruma under such derivative instruments into an unsecured loan on or before September 8, 2009, the date on which such derivative instruments expire. If Gruma and BNP fail to reach an agreement to convert the obligations payable by Gruma under such derivative instruments into a loan, such obligations will become due and payable immediately following September 8, 2009. On June 26, 2009, Gruma and Barclays Bank PLC (“Barclays”) entered into a Term Sheet (the “Barclays Term Sheet”) that provides for the financing of the obligations that would result from the termination of all of its foreign exchange derivative instruments that it had entered into with Barclays. Pursuant to the Barclays Term Sheet, Gruma and Barclays agreed to terminate all of Gruma’s derivative instruments owing to Barclays and fixed the total amount of obligations payable by Gruma to Barclays at $21.5 million (the “Barclays Termination Amount”). In connection with the Barclays Term Sheet, Gruma and Barclays have agreed to negotiate in good faith to convert the Barclays Termination Amount into an unsecured loan by July 21, 2009. Pursuant to the Barclays Term Sheet, we are required to pay interest on the Barclays Termination Amount at the rate of 1 month LIBOR + 1% for the period between June 26, 2009 and July 21, 2009. Following July 21, 2009, we will be required to pay default interest on the Termination Amount at the rate of 2% + LIBOR + 2.875%. If Gruma fails to convert the Barclays Termination Amount into a loan by July 21, 2009, the aggregate amount of U.S.$21.5 million together with interest will become due and payable immediately. Gruma is in the process of reaching an agreement to unwind its Remaining Derivatives with its other counterparties.

Certain foreign exchange derivative transactions are still in effect as of June 12, 2009. The mark-to-market value of these derivative instruments as of March 31, 2009 represented a negative mark-to-market value of approximately U.S.$96.1 million. This value can increase or decrease in the future before the settlement date of the instruments. Changes in the currency exchange rates can be the result of, among other things, changes in economic conditions, tax and foreign exchange and currency policies, volatility, liquidity in the global markets, local and international political events. Based on our position as of March 31, 2009, a hypothetical change consisting in a 10% depreciation of the peso against the dollar would result in an additional unfavorable effect of $504 million pesos in the income statement of the company. As a condition of the Financing and the Credit Agreement Amendments, we are in the process of reaching an agreement to unwind our Remaining Derivatives.

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

During 2008, we entered into short-term hedge transactions through commodity futures and options for a portion of our requirements.  For cash-flow hedge transactions, changes in the fair value of the derivative financial instrument are included as other comprehensive income in stockholders’ equity, based on the evaluation of the hedge effectiveness, and are reclassified to income in the periods when the hedged commitment or projected transaction is realized.  Hedge contracts other than cash flow are recognized at fair value and their valuation gain or loss is recognized in income.  As of December 31, 2008, we had an unfavorable effect due to changes in the fair value of cash flow hedges amounting to Ps.104 million net of taxes, which was recognized as comprehensive income within stockholders’ equity.  We expect to reclassify the effects initially registered as stockholders’ equity to income within the following 12 months.  As of December 31, 2008, we did not have outstanding fair value hedge contracts.  From time to time we hedge commodity price risks utilizing futures and options strategies that do not qualify for hedge accounting.  As a result of non-qualification, these derivative financial instruments are recognized at their estimated fair values and are marked to market with the associated effect recorded in current period earnings.  For the year ended December 31, 2008, we had an unfavorable effect of approximately Ps.54.1 million from these contracts.  Additionally, as of December 31, 2008, we recognized an unfavorable effect of approximately Ps.295 million for the valuation of these contracts that did not qualify for hedge accounting, which were marked to market and recognized in current period earnings.

Based on our overall commodity exposure at March 31, 2009, a hypothetical 10 percent decline in market prices applied to the fair value of the instruments would result in a charge to other comprehensive loss of approximately Ps.46 million (for contracts that qualify for hedge accounting), and a charge to income of Ps.32 million (for non-qualifying contracts).

EQUITY PRICE RISK

We classify our equity investments, consisting primarily of shares of GFNorte, a Mexican financial services holding company, as long-term assets.  Since these investments are accounted for using the equity method, we do not believe our exposure to a hypothetical 10% decrease in the value of these equity investments would have a material effect on our results.  For additional information concerning our investment in GFNorte, see “Item 4.  Information on the Company—Description of Business—Miscellaneous—Banorte Investment.”  We did not enter into any equity swap agreements in 2008.

COUNTERPARTY RISK

We maintain centralized treasury operations in Mexico for our Mexican operations and in the United States for our U.S. operations.  Liquid assets are invested primarily in government bonds and short-term debt instruments with a minimum “A1/P1” rating for our U.S. operations and “A” for our Mexican operations.  We face credit risk from the potential non-performance by the counterparties in respect of the financial instruments that we utilize.  Substantially all of these financial instruments are unsecured.  We do not anticipate non-performance by the counterparties, which are principally licensed commercial banks and investment banks with long-term credit ratings.  In addition, we minimize counterparty solvency risk by entering into derivative instruments only with major national and international financial institutions using standard International Swaps and Derivatives Association, Inc. (“ISDA”) forms and agreements. For our Central American operations and Gruma Venezuela, we only invest cash reserves with well-known local banks and local branches of international banks.  In addition, we also keep small investments abroad.

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

Not applicable.

ITEM 14.       Material Modifications To The Rights Of Security Holders And Use Of Proceeds.

Not applicable.

ITEM 15.       Controls and Procedures.

(a) Disclosure controls and procedures.  We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Corporate Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our Chief Executive Officer, Chief Financial Officer and Chief Corporate Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer, Chief Financial Officer and Chief Corporate Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s annual report on internal controls over financial reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended.  Under the supervision and with the participation of our management, including our Board of Directors, Chief Executive Officer, Chief Financial Officer, Chief Corporate Officer and other personnel, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  Based on our evaluation under the framework in Internal Control—

Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

PricewaterhouseCoopers, an independent registered public accounting firm, our independent auditor, issued an attestation report on our internal control over financial reporting on June 29, 2009.

(c) Attestation Report of the registered public accounting firm.  The report of PricewaterhouseCoopers, an independent registered public accounting firm, on our internal control over financial reporting is included herein at page F-2.

 (d) Changes in internal control over financial reporting.

There has been no change in our internal control over financial reporting during 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting, except as follows:

During 2008, we have made specific improvements in our internal controls concerning the approval process for financial derivative transactions, including but not limited to, the following:

1.             formation of a Derivative Committee, including an external financial specialist, for the purpose of reviewing derivative transactions, negotiating with our derivative counterparties and reporting to the Audit Committee and the Board of Directors;

2.             implementation of more stringent policies and procedures to limit our exposure to derivative instruments;

3.             performing ongoing reviews of the mark-to-market exposure and the risk exposure of our derivative instruments; and

4.             implementation of a process to monitor risk exposure by developing valuation models and simulations, as well as consulting a third-party expert.

All of these improvements were implemented during 2008.

In addition to consolidating the improvements mentioned above, we are in the process of issuing a new Risk Management Policy that besides consolidating the above improvements, will prohibit the Company from entering into financial derivative instruments for trading purposes with the aim of obtaining profits based on changes in market values. However, the use of financial derivative instruments for hedging purposes will be allowed if used with the objective of mitigating financial risks and associated with a hedged item that is relevant to business activities.

ITEM 16A.            Audit Committee Financial Expert.

Our Board of Directors has determined that Juan Diez-Canedo Ruiz qualifies as an “audit committee financial expert”, and Mr. Diez-Canedo Ruiz is independent, within the meaning of this Item 16A.

ITEM 16B.            Code of Ethics.

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended.  Our code of ethics applies, among others, to our Chief Executive Officer, Chief Financial Officer and Chief Corporate Officer, and persons performing similar functions.  Our code of ethics is available on our web site at www.gruma.com.  If we amend any provisions of our code of ethics that apply to our chief executive officer, chief financial officer, comptroller and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our web site at the same address.

ITEM 16C.            Principal Accountant Fees and Services.

Audit and Non-Audit Fees

The following table sets forth the fees billed to us and our subsidiaries by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2007 and 2008:

	Year ended December 31,
	2007		2008
	(thousands of Mexican pesos)
Audit fees	Ps.	30,636	Ps.	32,396
Audit-related fees		—	—
Tax fees		9,522	6,686
Other fees		1,561	635
Total fees	Ps.	41,719	Ps.	39,717

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

Other fees in the above table are fees billed by PricewaterhouseCoopers and its affiliates for non-audit services, mainly related to advice on immigration and maintenance of the Company’s electronic systems.

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

ITEM 16D.            Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

ITEM 16E.             Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following table sets out certain information concerning purchases of our shares by us in 2008:

Issuer Purchases of Equity Securities

(for the fiscal year ended December 31, 2008)

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)		Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet be Purchased Under the Plans or Programs
January	771,500	27.25
February	—	—
March	—	—
April	—	—
May	—	—
June	—	—
July	40,000	25.84
August	10,100	29.10
September	104,600	23.94
October	2,000	18.75
November	—	—
December	—	—
Total	928,200	Ps.	26.82

ITEM 16F.             Change in Registrant’s Certifying Accountant.

Not Applicable.

ITEM 16G.            Corporate Governance.

We are a Mexican corporation with shares listed on the Mexican Stock Exchange and on the NYSE.  Our corporate governance practices are governed by our bylaws and the Mexican corporate governance practices, including those set forth in the Mexican Securities Law, the Circular Única de Emisoras (the “Mexican Circular Única”) issued by the Mexican Banking and Securities Commission and the Reglamento Interior de la Bolsa Mexicana de Valores (the “Mexican Stock Exchange Rules”), and to applicable US securities laws including the Sarbanes-Oxley Act of 2002 (“SOX”) and the rules of the NYSE (the “NYSE Rules”) to the extent SOX and the NYSE Rules apply to foreign private issuers like us.  Certain NYSE Rules relating to corporate governance are not applicable to us because of our status as a foreign private issuer.  Specifically, we are permitted to follow home country practices in lieu of certain provisions of Section 303A of the NYSE Rules.  In accordance with the requirement of Section 303A.11 of the NYSE Rules, the following is a summary of significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under the NYSE’s listing standards.

Independence of our Board of Directors

Under the NYSE Rules, controlled companies like us (regardless of our status as a foreign private issuer) are not required to have a board of directors composed of a majority of independent directors.  However, the Mexican Securities Law requires that, as a listed company in Mexico, at least 25% of the members of our Board of Directors be independent as determined under the Mexican Securities Law.  We have an alternate director for each of our directors.  The Mexican Securities Law further provides that alternates of independent directors be independent as well.  The Mexican Securities Law sets forth detailed standards for establishing independence which differ from those set forth in the NYSE Rules.

Executive Sessions

Under the NYSE Rules, non-management directors must meet at executive sessions without management.  We are not required, under Mexican law, to hold executive sessions in which non-management directors meet without the management or to hold meetings of only independent directors.  Our Board of Directors must meet at least four times per year.

Audit Committee

Under the NYSE Rules, listed companies must have an audit committee with a minimum of three members who are independent directors.  Under the Mexican Securities Law, listed companies are required to have an Audit Committee comprised solely of independent directors.  The members of the Audit Committee are appointed by the Board of Directors, with the exception of its Chairman, who is appointed by the shareholders at the Shareholders’ Meeting.  Currently, our Audit Committee is comprised of 3 members.  Our Audit Committee operates pursuant to the provisions of the Mexican Securities Law and our Bylaws.  A description of the specific functions of our Audit Committee can be found in Item 10.  See “Item 10.  Additional Information—Audit and Corporate Governance Committees” for further information about our Audit Committee.

Audit Committee Reports

Under the NYSE Rules, Audit Committees are required to prepare an Audit Committee Report as required by the SEC to be included in the listed company’s annual proxy statement.  As a foreign private issuer, we are not required by the SEC to prepare and file proxy statements.  In this regard, we are subject to Mexican securities law requirements.  We have chosen to follow Mexican law and practice in this regard.

Corporate Governance Committee

Under both NYSE Rules and Mexican securities laws and regulations, listed companies are also required to have a Corporate Governance Committee comprised solely of independent directors.  The Company’s Board of Directors appoints the members of the Corporate Governance Committee, with the exception of its Chairman, who is appointed by the shareholders at a Shareholders’ Meeting.  Currently, our Corporate Governance Committee is comprised of the same three members of our Audit Committee.  Our Corporate Governance Committee operates pursuant to the provisions of the Mexican Securities Law and our Bylaws.  A description of the specific functions of our Corporate Governance Committee can be found in Item 10.  See “Item 10.  Additional Information——Audit and Corporate Governance Committees” for further information about our Corporate Governance Committee.

Compensation Committee.

Under NYSE Rules, listed companies must have a compensation committee composed entirely of independent directors.  Under our Bylaws and the Mexican securities laws and regulations, we are not required to have a compensation committee.  Currently, we do not have such a committee.

Corporate Governance Guidelines and Code of Ethics

Domestic issuers listed on the NYSE are required to adopt and disclose corporate governance guidelines and a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of such code for directors or executive officers.  We are not required to adopt and disclose corporate governance guidelines under Mexican law to the same extent as the NYSE Rules. However, under Mexican law we are required to annually file with the Bolsa Mexicana de Valores or Mexican Stock Exchange a statement relating to our level of adherence to the Mexican Code of Best Corporate Practices.  Our statement can be found on our corporate web page.  We are not required to adopt a Code of Ethics under Mexican law.  However, in April 2003, we adopted a Code of Ethics applicable to our directors, officers and employees.  Our Code of Ethics can also be found on our corporate web page under “Corporate Governance.”

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

Documents filed as exhibits to this annual report:

Exhibit No.

1	Our bylaws (estatutos sociales) as amended through May 26, 2008, together with an English translation.*

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

2(b)(3)	Indenture, dated as of December 3, 2004, between us and JPMorgan Chase Bank, N.A., as Indenture Trustee representing up to U.S.$300,000,000 of our 7.75% Perpetual Bonds. *****

2(b)(4)

U.S.$250 million Loan Agreement among us, the Lenders party thereto, BBVA Securities Inc. as Bookrunner and Documentation Agent, and BBVA Bancomer, S.A. as Administrative Agent dated July, 22, 2005.******

Exhibit No.

2(b)(5)

U.S.$100 million five year revolving credit facility among us, the Lenders party thereto, Bank of America, N.A., as Administrative Agent, Documentation Agent and Letter of Credit Issuer, dated October 30, 2006.*******

2(b)(6)	Ps 3,367 million two year term loan between us and Bancomext with a variable interest rate of TIIE + 2%, dated November 12, 2008.

4(a)(1)	Shareholders Agreement by and among us, Roberto González Barrera, Archer Daniels-Midland Company and ADM Bioproductos, S.A. de C.V., dated August 21, 1996. ***

4(a)(2)	Amendment No. 1 to Shareholders Agreement by and among us, Roberto González Barrera, Archer Daniels-Midland Company and ADM Bioproductos, S.A. de C.V., dated September 13, 1996.****

4(a)(3)	Amendment No. 2 to Shareholders Agreement by and among us, Roberto González Barrera, Archer Daniels-Midland Company and ADM Bioproductos, S.A. de C.V., dated August 18, 1999.****

4(a)(4)	Asset Contribution Agreement among Gruma Corporation, Gruma Holding, Inc., ADM Milling Co., Valley Holding, Inc., GRUMA-ADM, and Azteca Milling, L.P., dated August 21, 1996.***

4(a)(5)	Investment Agreement by and between us and Archer-Daniels-Midland Company, dated August 21, 1996. ***

8	List of Principal Subsidiaries.

12(a)(1)	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2009.

12(a)(2)	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2009.

13	Officer Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2009.

*	Previously filed in Annual Report on Form 20-F (File No. 1-14852), originally filed with the SEC on June 27, 2008. Incorporated herein by reference.
**	Previously filed in Registration Statement on Form F-6 (File No. 333-9282), originally filed with the SEC on August 13, 1998. Incorporated herein by reference.
***	Previously filed in Registration Statement on Form F-4 (File No. 333-8266), originally filed with the SEC on January 28, 1998. Incorporated herein by reference.
****	Previously filed in Annual Report on Form 20-F (File No. 1-14852), originally filed with the SEC on July 1, 2002. Incorporated herein by reference.
*****	Previously filed in Annual Report on Form 20-F (File No. 1-14852), originally filed with the SEC on June 30, 2005. Incorporated herein by reference.
******	Previously filed in Annual Report on Form 20-F (File No. 1-14852), originally filed with the SEC on June 30, 2006. Incorporated herein by reference.
*******	Previously filed in Annual Report on Form 20-F (File No. 1-14852), originally filed with the SEC on June 29, 2007. Incorporated herein by reference.

SIGNATURES

The registrant, Gruma, S.A.B. de C.V., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUMA, S.A.B. de C.V.

/s/ Juan Antonio Quiroga García

Name:	Juan Antonio Quiroga García
Title:	Chief Corporate Officer

Dated:  June 30, 2009

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

Grupo Financiero Banorte, S.A.B. de C.V. and Subsidiaries

Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements as of December 31, 2008, 2007 and 2006.

PricewaterhouseCoopers, S. C.

Avenida Rufino Tamayo No. 100

Col. Valle Oriente

66269 Garza Garcia, N. L.

Teléfono: (81) 8152 2000

Fax:          (81) 8152 2075

www.pwc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

Gruma, S. A. B. de C. V.

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders’ equity of cash flows in 2008 and of changes in financial position in 2007 and 2006, present fairly, in all material respects, the financial position of Gruma, S. A. B. de C. V. and its subsidiaries (the Company) at December 31, 2008 and 2007, and the results of their operations for each of the three years in the period ended December 31, 2008, the changes in their financial position for the years ended December 31, 2007 and 2006 and their cash flows for the year ended December 31, 2008, in conformity with Mexican Financial Reporting Standards. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in “Management’s Report on Internal Control Over Financial Reporting” appearing on Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits (which were integrated audits in 2008 and 2007). We did not audit the financial statements of Grupo Financiero Banorte, S. A. B. de C. V., and subsidiaries, an associated company, whose investment in common stock as of December 31, 2008 and 2007 represents 7% and 8%, respectively, of the consolidated total assets, and whose equity in income represented (5%), 32% and 40% of consolidated net (loss) income, for each of the three years in the period ended December 31, 2008, 2007 and 2006, respectively. The financial statements of Grupo Financiero Banorte, S. A. B. de C. V. were audited by other auditors whose report thereon has been furnished to us, and our opinion on the financial statements expressed herein, insofar as it relates to that investment, is based solely on the report of the other auditors. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and generally accepted auditing standards in Mexico. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinions.

As explained in Note 2, as of January 1, 2008 five new MFRS, whose characteristics and effects of adoption are described in that Note, became effective. These are: (a) B-10 “Effects of inflation”, (b) B-2 “Cash flow statements”, (c) B-15 “Foreign currency translation”, (d) D-3 “Employee benefits” and (e) D-4 “Taxes on profits”.

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

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company had a net loss of Ps.12,339,758 in fiscal year ended December 31, 2008 and had obligations to its derivative counterparties as of December 31, 2008 in the amount of Ps.11,230,170. In addition, the Company had long-term debt in the amount of Ps.11,728,068 as of December 31, 2008, some of which it will be required to renegotiate in order to be able to finance its obligations to its derivative counterparties on a long-term basis. As discussed in Note 2, these facts raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Monterrey, Mexico

June 29, 2009

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2007 AND 2008

(Expressed in thousands of Mexican pesos)

(Notes 1 and 2)

	2007		2008
ASSETS
Current:
Cash	Ps.	383,469	Ps.	865,861
Cash equivalents (Note 2-G)	97,459		560,392
Accounts receivable, net (Note 3)	4,776,378		6,232,601
Refundable taxes (Note 3)	764,514		1,038,703
Inventories (Note 4)	5,549,290		7,628,517
Prepaid expenses	294,810		372,975
Total current assets	11,865,920		16,699,049

Investment in common stock of associated companies (Note 5)	2,849,978		3,435,648
Property, plant and equipment, net (Note 6)	16,274,447		20,653,274
Intangible assets, net (Note 7)	844,489		827,286
Goodwill (Note 2-K)	1,908,798		2,204,087
Other assets (Note 8)	167,070		615,333
Total assets	Ps.	33,910,702	Ps.	44,434,677

LIABILITIES
Current:
Bank loans (Note 9)	Ps.	666,232	Ps.	1,910,929
Current portion of long-term debt (Note 9)	274,841		507,631
Trade accounts payable	2,670,731		3,171,907
Accrued liabilities and other accounts payable	2,415,650		2,932,260
Income taxes payable	—		124,991
Employees’ statutory profit sharing payable	21,964		28,123
Derivative financial instruments (Note 17)	25,557		6,316,721
Total current liabilities	6,074,975		14,992,562
Long-term debt (Note 9)	6,913,173		11,728,068
Derivative financial instruments (Note 17)	—		5,155,571
Deferred taxes (Note 14-B)	2,005,814		2,556,308
Deferred employees’ statutory profit sharing	—		298,501
Other liabilities	339,541		422,117
Total long-term liabilities	9,258,528		20,160,565
Total liabilities	15,333,503		35,153,127
Contingencies and commitments (Note 11)

STOCKHOLDERS’ EQUITY
Majority interest (Note 12):
Common stock	4,852,296		6,972,425
Restatement of common stock	8,437,310		—
	13,289,606		6,972,425
Additional paid-in capital	4,831,370		2,144,238
Contributed capital	18,120,976		9,116,663

Lost capital	(2,425,766)		(3,477,366)
Total majority interest	15,695,210		5,639,297
Minority interest	2,881,989		3,642,253
Total stockholders’ equity	18,577,199		9,281,550
	Ps.	33,910,702	Ps.	44,434,677

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except share and per share amounts)

(Notes 1 and 2)

	2006		2007		2008

Net sales	Ps.	32,189,955	Ps.	35,816,046	Ps.	44,792,572
Cost of sales	(20,975,201)		(24,192,290)		(30,236,597)
Gross profit	11,214,754		11,623,756		14,555,975

Selling and administrative expenses	(9,342,921)		(9,749,888)		(11,288,995)
Operating income	1,871,833		1,873,868		3,266,980

Other (expense) income, net (Notes 2-A and 13)	(49,112)		555,743		(181,368)

Comprehensive financing (expense) income:
Interest expense	(602,315)		(683,578)		(823,702)
Interest income	82,012		64,357		90,399
(Loss) gain from derivative financial instruments (Note 17 and 20)	(146,693)		155,456		(15,056,799)
Monetary position gain, net	336,552		558,509		446,720
(Loss) gain from foreign exchange differences, net (Note 15-A)	(19,363)		72,129		255,530
	(349,807)		166,873		(15,087,852)

Equity in earnings of associated companies	643,318		707,835		618,476

Income (loss) before income taxes	2,116,232		3,304,319		(11,383,764)

Income taxes (Note 14):
Current	(355,849)		(627,675)		(304,753)
Deferred	(76,321)		(298,035)		(129,942)
	(432,170)		(925,710)		(434,695)

Consolidated income (loss)	1,684,062		2,378,609		(11,818,459)
Minority interest	(82,937)		(145,288)		(521,299)
Majority net income (loss)	Ps.	1,601,125	Ps.	2,233,321	Ps.	(12,339,758)

Earnings (loss) per share (in pesos)	Ps.	3.34	Ps.	4.63	Ps.	(21.84)
Weighted average shares outstanding (thousands)	480,007		482,506		564,853

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except share and per share amounts)
(Notes 1 and 2)

Common stock	Cumulative effect of	Retained earnings	Foreign
(Note 12-A)	deferred income taxes	(Note 12-B)	currency
Number of	Additional	Derivative	and employees’	Net income	translation	Total	Total
shares	paid-in	Deficit from	financial	statutory profit	Prior	(loss) for	adjustments	majority	Minority	stockholders’
(thousands)	Amount	capital	restatement	instruments	sharing	years	the year	(Note 12-D)	interest	interest	equity
Balances at December 31, 2005	452,550	Ps.	12,991,207	Ps.	3,973,857	Ps.	(14,885,764)	Ps.	95	Ps.	(226,316)	Ps.	10,430,300	Ps.	1,304,693	Ps.	(1,227,526)	Ps.	12,360,546	Ps.	3,148,232	Ps.	15,508,778

Appropriation of prior year net income	1,304,693	(1,304,693)	—	—
Stock issuance	30,000	326,067	865,228	1,191,295	1,191,295
Contributions by minority interest	—	98,735	98,735
Dividends paid (Ps.0.91 per share)	(440,347)	(440,347)	(246,852)	(687,199)
Net purchases and sales of Company’s common stock	161	2,402	149	2,712	2,712
30,000	326,228	867,630	864,495	(1,304,693)	753,660	(148,117)	605,543
Comprehensive income (loss):
Recognition of inflation effects for the year	(205,526)	(102,440)	(307,966)	55,170	(252,796)
Foreign currency translation adjustments	419,500	419,500	(80,008)	339,492
Derivative financial instruments, net of taxes	6,630	6,630	10,542	17,172
Net income for the year	1,601,125	1,601,125	82,937	1,684,062
Comprehensive income for the year	(205,526)	6,630	(102,440)	1,601,125	419,500	1,719,289	68,641	1,787,930

Balances at December 31, 2006	482,550	13,317,435	4,841,487	(15,091,290)	6,725	(226,316)	11,192,355	1,601,125	(808,026)	14,833,495	3,068,756	17,902,251

Appropriation of prior year net income	1,601,125	(1,601,125)	—	—
Decrease of minority interest	—	(21,191)	(21,191)
Dividends paid (Ps.0.88 per share)	(423,625)	(423,625)	(203,639)	(627,264)
Net purchases and sales of Company’s common stock	(1,047)	(27,829)	(10,117)	2,516	(35,430)	(35,430)
(1,047)	(27,829)	(10,117)	1,180,016	(1,601,125)	(459,055)	(224,830)	(683,885)
Comprehensive income (loss):
Recognition of inflation effects for the year	(1,104,888)	(197,668)	(1,302,556)	(61,073)	(1,363,629)
Foreign currency translation adjustments	354,940	354,940	(46,152)	308,788
Derivative financial instruments, net of taxes	35,065	35,065	35,065
Net income for the year	2,233,321	2,233,321	145,288	2,378,609
Comprehensive income for the year	(1,104,888)	35,065	(197,668)	2,233,321	354,940	1,320,770	38,063	1,358,833

Balances at December 31, 2007	481,503	13,289,606	4,831,370	(16,196,178)	41,790	(226,316)	12,174,703	2,233,321	(453,086)	15,695,210	2,881,989	18,577,199

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except share and per share amounts)
(Notes 1 and 2)

Cumulative effect
Common stock	of deferred income	Retained earnings	Foreign
(Note 12-A)	taxes and	(Note 12-B)	currency
Number of	Additional	Derivative	employees’	Net income	translation	Total
shares	paid-in	Deficit from	financial	statutory profit	Prior	(loss) for	adjustments	Total	Minority	stockholders’
(thousands)	Amount	capital	restatement	instruments	sharing	years	the year	(Note 12-D)	majority interest	interest	equity
Appropriation of prior year net income	2,233,321	(2,233,321)	—	—
Dividends paid	—	(62,953)	(62,953)
Stock issuance	82,625	2,111,060	2,111,060	2,111,060
Net purchases and sales of Company’s common stock	(477)	9,069	3,732	(24,362)	(11,561)	(11,561)
82,148	2,120,129	3,732	2,208,959	(2,233,321)	2,099,499	(62,953)	2,036,546
Comprehensive income (loss):
Reclassification of deficit from restatement (Note 12)	(8,437,310)	(2,690,864)	16,196,178	226,316	(5,294,320)	—	—
Cumulative effect of income tax and deferred employees’ statutory profit sharing	(579,454)	(579,454)	(91,166)	(670,620)
Effect of labor obligations recognized in equity	36,577	36,577	141	36,718
Equity ownership from associated company	(103,232)	(103,232)	(700)	(103,932)
Foreign currency translation adjustments	976,141	976,141	393,643	1,369,784
Derivative financial instruments, net of taxes	(145,686)	(145,686)	(145,686)
Net loss for the year	(12,339,758)	(12,339,758)	521,299	(11,818,459)
Comprehensive loss for the year	(8,437,310)	(2,690,864)	16,196,178	(145,686)	226,316	(5,940,429)	(12,339,758)	976,141	(12,155,412)	823,217	(11,332,195)
Balances at December 31, 2008	563,651	Ps.	6,972,425	Ps.	2,144,238	Ps.	—	Ps.	(103,896)	Ps.	—	Ps.	8,443,233	Ps.	(12,339,758)	Ps.	523,055	Ps.	5,639,297	Ps.	3,642,253	Ps.	9,281,550

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

 (Expressed in thousands of Mexican pesos)
(Notes 1 and 2)

	2008

Loss before income taxes	Ps.	(11,383,764)

Restatement effects from companies in an inflationary environment	(173,504)
Items related with investing activities:
Depreciation and amortization	1,410,420
Impairment of long-lived assets	46,851
Interest income	(56,030)
Foreign exchange gain from cash	(104,979)
Equity in earnings of associated companies	(618,476)
Loss from sale of fixed assets	11,315
Items related with financing activities:
Derivative financial instruments	15,056,799
Foreign exchange loss from bank loans	577,627
Interest expense	734,266
	5,500,525

Accounts receivable, net	(1,674,995)
Inventories	(921,227)
Prepaid expenses	3,935
Trade accounts payable	(245,707)
Accrued liabilities and other accounts payable	191,118
Income taxes paid	(660,589)
Employees’ retirement benefits and others, net	19,936
	(3,287,529)
Net cash flows from operating activities	2,212,996

Investing activities:
Acquisition of property, plant and equipment	(2,696,744)
Sales of property, plant and equipment	27,880
Intangible assets	(60,198)
Acquisition of shares of associated companies	(154,568)
Interests received	43,828
Dividends received from associated companies	83,446
Other	(201,846)
Net cash flows from investing activities	(2,958,202)

Cash to be obtained from financing activities	(745,206)

Financing activities:
Proceeds from bank loans and long-term debt	6,912,197
Repayment of bank loans and long-term debt	(3,206,050)
Interests paid	(781,525)
Derivative financial instruments paid	(3,538,840)
Proceeds from stock issuance	2,111,060
Net purchases and sales of Company’s common stock	(11,561)
Dividends paid	(62,953)
Other	(11,517)
Net cash flows from financing activities	1,410,811
Net increase in cash and cash equivalents	665,605
Exchange differences on cash and cash equivalents	279,720
Cash and cash equivalents at beginning of year	480,928
Cash and cash equivalents at end of year	Ps.	1,426,253

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(Expressed in thousands of constant Mexican pesos as of December 31, 2007)
(Notes 1 and 2)

	2006		2007
Operating activities:
Majority net income for the year	Ps.	1,601,125	Ps.	2,233,321
Minority interest	82,937		145,288
Consolidated net income	1,684,062		2,378,609

Adjustments to reconcile consolidated net income to net resources provided by operating activities:
Depreciation and amortization	1,262,299		1,178,797
Impairment of long-lived assets	488,935		140,049
Equity in earnings of associated companies, net of dividends received	(561,467)		(628,635)
Deferred income taxes and employees’ statutory profit sharing	59,498		280,776
Net gain from sale of subsidiaries’ shares	(144,883)		(75,718)
Net gain from sale of associated company’s shares	(399,639)		(847,175)
Loss from sale of fixed assets	6,007		49,847
Labor obligations and other long-term accrued liabilities	9,467		21,263
	2,404,279		2,497,813
Changes in working capital:
Accounts receivable, net	(1,148,184)		(294,768)
Inventories	139,532		(2,166,018)
Prepaid expenses	(57,811)		45,984
Trade accounts payable	205,271		193,450
Accrued liabilities and other accounts payable	441,170		17,653
Income taxes and employees’ statutory profit sharing payable	(10,646)		(26,767)
	(430,668)		(2,230,466)
Net resources provided by operating activities	1,973,611		267,347

Financing activities:
Proceeds from bank loans and long-term debt	2,452,888		4,133,286
Repayment of bank loans and long-term debt	(3,214,893)		(3,151,536)
Long-term notes payable for new acquisitions	(50,628)		(50,666)
Proceeds from stock issuance	1,191,295		—
Contributions (decrease) by minority interest	98,735		(21,191)
Net purchases and sales of Company’s common stock and derivative financial instruments	19,884		(365)
Dividends paid	(687,199)		(627,264)
Other	21,729		(74,261)
Net resources (used in) provided by financing activities	(168,189)		208,003

Investing activities:
Acquisition of property, plant and equipment	(1,921,881)		(2,222,903)
Acquisition of subsidiaries, net of cash acquired	(599,173)		—
Sale of property, plant and equipment	369,293		194,549
Intangible assets	(16,480)		(16,487)
Resources received from sale of subsidiaries’ shares	144,883		167,420
Resources received from sale of associated company’s shares	618,356		1,267,353
Other	(159,745)		16,260
Net resources used in investing activities	(1,564,747)		(593,808)
Net increase (decrease) in cash and cash equivalents	240,675		(118,458)
Cash and cash equivalents at beginning of year	358,711		599,386
Cash and cash equivalents at end of year	Ps.	599,386	Ps.	480,928

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

1.                                      ENTITY AND NATURE OF BUSINESS

Gruma, S.A.B. de C.V. is a Mexican corporation whose subsidiaries are located in Mexico, the United States of America, Central America, Venezuela, Europe, Asia and Oceania. These subsidiaries are engaged primarily in manufacturing and distributing corn flour, tortillas, wheat flour and other related products. Gruma, S.A.B. de C.V. and its subsidiaries are herein collectively referred to as “the Company”.

The accompanying consolidated financial statements and notes were authorized on June 25, 2009 by Juan Quiroga García, Chief Corporate Officer and Homero Huerta Moreno, Chief Administrative Officer.

2.                                      SIGNIFICANT ACCOUNTING POLICIES

A)               BASIS OF PRESENTATION AND LIQUIDITY

The accompanying consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards (MFRS or Mexican FRS), assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of its assets and the satisfaction of its liabilities in the normal course of business. The Company had a net loss of Ps.12,339,758 in fiscal year ended December 31, 2008 and had obligations to its derivative counterparties as of December 31, 2008 in the amount of  Ps.11,230,170.  In addition, the Company had long-term debt in the amount of Ps.11,728,068 as of December 31, 2008, some of which it will be required to renegotiate in order to be able to finance its obligations to derivative counterparties on a long-term basis as further discussed below.

In October 2008, the Company began negotiating with certain of its derivative counterparties and during November 2008 partially settled its open positions on certain of these instruments in the amount of Ps.2,501,960 using a loan obtained from a financial institution for an amount of Ps.3,367,000. During the remainder of 2008 and until the date of signing the preliminary agreements described in the following paragraph, the Company has continued negotiating the settlement of its derivative positions on certain of these instruments.

On March 19, 2009 the Company entered into a term sheet (the “Term Sheet”) that provides for the financing of the obligations that would result from the termination of all of its foreign exchange derivative instruments that it had entered with Credit Suisse, Deutsche Bank and JP Morgan Chase as counterparties (the “Derivative Counterparties”). On March 23, 2009, the Company and the Derivative Counterparties agreed to terminate certain additional derivative instruments and fixed the total amount of obligations payable by the Company to the Derivative Counterparties at U.S.$668.3 million (the “Termination Amounts”). In connection with the Term Sheet, the Company and the Derivative Counterparties have agreed to negotiate in good faith to convert the Termination Amounts into a secured term loan (the “Financing”) within 120 days of March 23, 2009. As a condition of the Financing, the Term Sheet establishes a term of 120 days for performing the following: (a) the Company and its counterparties should formalize this preliminary agreement, (b) the Company should enter into agreements to amend and restate its existing major credit facilities (the “Credit Agreement Amendments”), and (c) the Company should settle the remaining derivative open positions. If the Company, the Derivative Counterparties and its creditors fail to enter into an agreement within the 120-day period contemplated by the Term Sheet, the Termination Amount of U.S.$668.3 million together with interest accrued will become immediately due and payable. In addition, if the Company fails to enter into the agreement contemplated by the Term Sheet, certain other indebtedness of the Company could become due and payable in the event of the exercise by the creditors of their right to accelerate repayment of these obligations under specified events of default.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

2.                                      SIGNIFICANT ACCOUNTING POLICIES (continued)

Management of the Company believes it will sign the final agreement and will successfully renegotiate the bank loans subject to this agreement. If the Company is unable to successfully consummate the Financing and the Credit Agreement Amendments, it will attempt to restructure or refinance its existing financial obligations, seek additional equity capital or sell assets since it does not have sufficient liquidity to repay the U.S.$668.3 million obligation owing to the Derivative Counterparties, and other indebtedness that may become due at that time. Although the Company expects the successful consummation of the Financing and the Credit Agreement Amendments, there can be no assurance that this will be consummated. These facts raise substantial doubt about the Company’s ability to continue as a going concern

In order to achieve a fair presentation of the Company’s financial performance, the Company’s management followed the criteria of presenting the statement of income on a functional basis, since the different levels of income are disclosed when grouping its costs and expenses in a general way. Additionally, for convenience of the readers, operating income is presented separately, since this concept is useful for the analysis of the financial information and has been disclosed by the Company on a regular basis.

Derived from the application of MFRS B-2 “Statement of Cash Flows”, effective starting January 1, 2008, the Company presents, as a basic financial statement, the statement of cash flows for the year ending December 31, 2008. This financial statement presents cash inflows and outflows that show how cash is provided or used during the year, classified as operating, investing and financing activities. For this purpose, the Company used the indirect method, which presents earnings or losses before taxes, adjusted for the effects of operations of prior periods received or paid in the current period, and for operations in the current period that will be received or paid in the future. For the years ended December 31, 2006 and 2007, the statement of changes in financial position was presented separately as a basic financial statement which classifies changes in financial position for operating, financing, and investing activities. These financial statements are expressed in Mexican pesos of constant purchasing power as of December 31, 2007.

Based on the criteria mentioned above, the Company applied the accounting policies that are described below. A reconciliation from Mexican FRS to United States generally accepted accounting principles (U.S. GAAP) is included in Note 21.

B)                 BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of Gruma, S.A.B. de C.V. and all of those subsidiaries in which the majority of the common shares are owned directly or indirectly by the Company or it otherwise has control. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements.

As of December 31, 2007 and 2008 the main subsidiaries included in the consolidation are the following:

	% of ownership
	2007	2008
Gruma Corporation and subsidiaries	100.00	100.00
Grupo Industrial Maseca, S.A.B. de C.V. and subsidiaries	83.18	83.18
Molinos Nacionales, C.A. (Note 17-D)	72.86	72.86
Derivados de Maíz Seleccionado, C.A. (Note 17-D)	57.00	57.00
Molinera de México, S.A. de C.V. and subsidiaries	60.00	60.00
Gruma Centroamérica, L.L.C. and subsidiaries	100.00	100.00
Productos y Distribuidora Azteca, S.A. de C.V.	100.00	100.00
Investigación de Tecnología Avanzada, S.A. de C.V. and subsidiaries	100.00	100.00

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

2.                                      SIGNIFICANT ACCOUNTING POLICIES (continued)

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

D)                FOREIGN CURRENCY TRANSLATION

Starting January 1, 2008, the Company adopted the provisions established in the new MFRS B-15 “Foreign Currency Translation”, under which the Mexican peso is defined as the Company’s functional currency as well as its reporting currency. Based on the new standard, the financial statements of the foreign subsidiaries are translated to Mexican pesos, depending on the economic environment in which the subsidiary operates, as follows:

Non-inflationary economic environment:

a.               As of December 31, 2008, assets and liabilities are translated to Mexican pesos using the year-end exchange rate of Ps.13.83.

b.              As of December 31, 2007, stockholders’ equity was translated to Mexican pesos using the exchange rate at that date, whereas the transactions of the year 2008 were translated by applying the exchange rate in effect at the dates on which the stockholders’ contributions were made and income was generated. The average exchange rate was Ps.11.21.

c.               Revenues, costs and expenses for the year 2008 are translated to Mexican pesos using the historical exchange rate. The average exchange rate was Ps.11.21.

d.              The effects of translation are recognized as a component of stockholders’ equity entitled “Foreign currency translation adjustments”.

Inflationary economic environment:

Financial statements are restated following the provisions of MFRS B-10, applying the price index of the foreign country, which reflects the change in purchasing power of the currency in which the subsidiary reports. Afterwards, the financial statements are translated to Mexican pesos as follows:

a.               As of December 31, 2008, assets, liabilities and stockholders’ equity are translated to Mexican pesos using the year-end exchange rate of Ps.13.83.

b.              Revenues, costs and expenses for the year 2008 are translated to Mexican pesos using the year-end exchange rate of Ps.13.83.

c.               The changes were recognized by the Company as a component of stockholders’ equity entitled “Foreign currency translation adjustments”.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

2.                                      SIGNIFICANT ACCOUNTING POLICIES (continued)

E)                  RECOGNITION OF THE EFFECTS OF INFLATION

Starting January 1, 2008, the provisions of MFRS B-10 “Effects of inflation” became effective. This standard establishes the guidelines for recognizing the effects of inflation based on the inflationary environment of the country. According to the provisions of MFRS B-10, as long as the accumulated inflation rate does not exceed 26% in the last three years, the effects of inflation in the financial information will not be applied (except in foreign subsidiaries where accumulated inflation exceeds 26%). Since the accumulated inflation for the years ended December 31, 2005, 2006 and 2007 did not exceed 26%, the financial statements as of December 31, 2008 have been prepared based on the modified historical cost model (that is, the effects of transactions recognized as of December 31, 2007 are expressed in Mexican pesos of constant purchasing power at that date, and the effects of transactions that occurred after that date are expressed in nominal Mexican pesos). Financial statements for the years ended December 31, 2006 and 2007, which are presented for comparative purposes, are expressed in constant Mexican pesos of December 31, 2007, based on the factors derived from the National Consumer Price Index (“NCPI”), published by the Mexican Central Bank  (Banco de México) for domestic companies, and by the General Consumer Price Index (“GCPI”) of the countries in which the foreign subsidiaries operate.

The accumulated inflation of the last three years in countries where the Company and its subsidiaries operate did not exceed 26% mentioned in the previous paragraph, with the exception of Venezuela, and some other countries that are not significant for these financial statements.

F)                  FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are recorded at the exchange rate in effect on the dates the transactions are realized. Monetary assets and liabilities denominated in foreign currencies are translated into Mexican pesos at the exchange rate in effect at the balance sheet dates. Foreign exchange differences arising from the valuation and settlement of these balances are credited or charged to income, except for the effects of translation of foreign currency-denominated liabilities, which are accounted for as a hedge of the Company’s net investment in foreign subsidiaries, and are recognized as a component of equity under “Foreign currency translation adjustments”.

G)                 CASH EQUIVALENTS

Cash equivalents are highly liquid investments with maturities of less than a year from the date of the balance sheet and are stated at cost, which approximates market value.

H)                INVENTORIES AND COST OF SALES

Starting January 1, 2008, inventories are expressed at their historical cost determined by the average cost method. Additionally, cost of sales is recognized at the historical cost of purchases and production of inventories sold during 2008 plus restated values (replacement cost) of the final inventories of 2007 sold during the year. The values so determined do not exceed their market value.

As of December 31, 2007, inventories were stated at the lower of estimated replacement cost or market. Estimated replacement cost was mainly determined by the last purchase price or the last production cost for the year. Cost of sales was determined using estimated replacement costs for the month in which inventories were sold.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

2.                                      SIGNIFICANT ACCOUNTING POLICIES (continued)

In January 2007, the Mexican government and several participants in the corn, corn flour and tortilla supply chain signed an agreement which establishes rights and obligations to fix prices of corn and related products, in order to prevent significant increases of the tortilla price. As a result, the Company, through its subsidiary Grupo Industrial Maseca, S.A.B. de C.V. (GIMSA), agreed a price of Ps.5 per ton of corn flour in all Mexico until the end of April of that year. On April 25, 2007, the Mexican government announced a second agreement that extended the term until August 15, 2007. GIMSA kept its corn flour at this price until the end of May 2008.

On October 21, 2008, the Federal Official Gazette published, on behalf of the Ministry of Economy and within the Agreement to Promote Competitiveness of the Industrial Sectors (“PROIND”), the Guidelines for the Operation of the Program of Benefits for the Corn Flour Industry (“PROHARINA”) for the fiscal year 2008. The PROHARINA has among its objectives to reduce the impact on the final consumer of increases in the international prices of corn, using a mechanism of granting benefits to the final consumer, through the industry that produces corn flour, to which the Company belongs. These benefits are granted subject to the kilogram of corn flour being sold at a maximum price of Ps.5.45 per kilogram starting June 2008. These benefits are recognized in the income statement as a reduction in the cost of sales. The benefits obtained by the Company through PROHARINA in 2008 amounted to Ps.1,270,687.

I)                     INVESTMENT IN COMMON STOCK

Investments in common stock with ownership between 10% and 50% of the investees’ voting stock, or where the Company exercises significant influence, are accounted for by the equity method.

J)                    PROPERTY, PLANT AND EQUIPMENT, NET

As of December 31, 2008, property, plant and equipment, including acquisitions through capital leases, are stated as follows: i) acquisitions made starting January 1, 2008, at its historical cost, and ii) acquisitions made until December 31, 2007 are restated utilizing NCPI factors until December 31, 2007, except for plant and equipment of foreign origin, which are restated on the basis of a specific index composed of the GCPI from the foreign country and the change in value of the Mexican peso against the foreign currency at the year-end 2007. Consequently, as of December 31, 2008, property, plant and equipment are expressed at its modified historical cost.

Depreciation expense is computed based on the modified historical cost less salvage value, using the straight-line method over the estimated useful lives of the assets. Useful lives of the assets are as follows:

Years
Buildings	25 – 50
Machinery and equipment	5 – 25
Software for internal use	3 – 7
Leasehold improvements	10

Maintenance and repairs are expensed as incurred. Costs of major replacements and improvements are capitalized. The interest expense, foreign exchange differences, monetary position gain or loss and other costs of the financing required for fixed assets whose acquisition or construction requires a substantial period of time, are capitalized as part of the cost of the assets. The values so determined do not exceed their fair value.

Direct internal and external costs related to the development and implementation of internal use software are capitalized and amortized over its estimated useful life beginning when such software is ready for its intended use.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

2.                                      SIGNIFICANT ACCOUNTING POLICIES (continued)

The value of these assets is subject to impairment tests when certain events and circumstances are present, as mentioned in Note 2-L.

K)                INTANGIBLE ASSETS, NET AND GOODWILL

As of December 31, 2008, intangible assets acquired or developed are stated as follows: i) acquisitions or developments made starting January 1, 2008, at historical cost, and ii) acquisitions or developments realized through December 31, 2007, at restated value determined by applying NCPI factors until December 31, 2007 to their cost of acquisition or development. Consequently, as of December 31, 2008, intangible assets are restated at modified historical cost.

As of December 31, 2008, for foreign subsidiaries in an inflationary environment the value of these assets is restated using the GCPI factors.

Expenses incurred during the development stage are capitalized as preoperating expenses. The development stage concludes upon the commencement of commercial operations. Research expenses are expensed as incurred. Capitalized preoperating expenses are amortized using the straight-line method over a period no longer than 12 years.

Amortization expense of other intangible assets with finite lives is computed on the restated values using the straight-line method, over a period of 2 to 20 years. Estimated useful lives of intangible assets with finite lives are determined based on the analysis of contractual, economic, legal or regulatory factors that may limit the useful lives. Indefinite-lived intangible assets are no longer amortized.

Business combinations and investments in subsidiaries and associated companies are accounted for by the purchase method. Goodwill is no longer amortized and is tested annually for impairment.

Debt issuance costs are capitalized and restated using NCPI factors through December 31, 2007. Amortization expense of debt issuance costs is computed using the straight-line method over the term of the related debt.

The value of these assets is subject to impairment tests, when certain events and circumstances are present as mentioned in Note 2-L.

L)                   IMPAIRMENT OF LONG-LIVED ASSETS

The Company performs impairment tests for its property, plant and equipment; intangible assets; goodwill and investment in associated companies, when certain events or circumstances suggest that the carrying value of these assets might not be recovered. Intangible assets with indefinite lives and goodwill are subject to impairment tests at least once a year.

The recoverable value of assets held for use is determined using the higher of the estimated discounted net cash flows expected to be generated by the assets or the market price; when appropriate, an impairment loss is recognized to the extent that the net book value exceeds the estimated recoverable value of the assets. The net sales price is determined using market values or transactions with similar assets, less selling costs.

The value of assets to be disposed of is determined using lower of book value or net sales price; when appropriate, an impairment loss is recognized for the excess of book value over net sales price. These assets are restated using NCPI factors until December 31, 2007, and are not depreciated or amortized.

As of December 31, 2007 and 2008, impairment losses of Ps. 140,049 and Ps. 46,851, respectively, were included in income of the year as part of ordinary expenses and the assets are stated net of such losses.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

2.                                      SIGNIFICANT ACCOUNTING POLICIES (continued)

M)              LABOR OBLIGATIONS

The most significant changes derived from the new provisions of MFRS D-3, applied prospectively starting January 1, 2008 are:

•                  The reduction in the amortization periods of items related to past services. These items are amortized in a period of five years. The effect of adoption is presented in Note 10. Until December 31, 2007, past services were amortized over to the employees’ estimated remaining working life.

•                  The recognition of deferred employees’ statutory profit sharing (ESPS) based on the comprehensive assets and liabilities method, when the payment or recovery of these benefits is likely to occur for employees’ that render future services. The accumulated effect of the adoption of this method, which amounted to Ps.343,467, was recognized in retained earnings in the statement of changes in stockholders’ equity. The effect of the year is presented in the statement of income within other income and expenses. See Notes 10 and 13. Until December 31, 2007, deferred ESPS was only recognized for those temporary differences between net income of the year and adjusted income for ESPS, that was reasonably presumed would generate a liability or a benefit in the future.

As a result of the above-mentioned changes, the information presented in Note 10-A covers 2008 only.

The Company does not have defined contribution benefit plans, except for those required by the social security laws. The Company uses December 31 as a measurement date for its plans.

The benefits granted by the Company to its employees, including defined benefit plans, are described as follows: direct benefits (salaries, over-time, vacations, holidays and absence permissions with salary payment, etc.) are expensed as incurred and their liabilities are expressed at nominal value, due to their short-term nature. Compensated absences according to legal or contractual provisions are not cumulative. The Company does not have any long-term direct benefit plans.

The benefits at the end of the labor relationship other than for restructuring causes (legal indemnities for dismissal, seniority premium plan, voluntary separation, etc.), as well as benefits when employees reach the 60-year retirement age according to the Company’s single-payment retirement plan, are recognized based on studies by independent actuaries using the projected unit credit method. For these purposes, the Company has established trust funds to meet these obligations. The employees do not contribute to these funds.

The net period cost of each benefit plan is recognized as an expense in the period when incurred, this cost includes the amortization of labor costs of past services and actuarial gains (losses) of prior years.

With respect to items pending amortization at December 31, 2007, known as transition liabilities, which include past service costs and net actuarial gains to be amortized, these items will be amortized starting January 1, 2008 over a period of five years instead of the estimated work life of employees, as was the case until 2007. This change caused an additional expense in 2008 of Ps.27,483.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

2.                                      SIGNIFICANT ACCOUNTING POLICIES (continued)

N)                 FINANCIAL INSTRUMENTS

Derivative financial instruments that are not designated as accounting hedges are recorded initially at cost and at each period-end at fair value, in the balance sheet as assets and/or liabilities. Any gain or loss on valuation is recognized in income of the year.

The fair value is determined based on recognized market prices. When the instruments are not quoted in a market, their fair value is determined based on valuation techniques accepted in the financial sector.

The changes in fair value of such derivative financial instruments are recognized as part of the comprehensive financing income or expense, except when the instruments are designated as hedges and comply with all hedge requirements, such as: documentation of such designation at the beginning of the hedge contract, including objective, primary position, risks being hedged, type of instruments, effectiveness, characteristics, accounting recognition, and method to evaluate the effectiveness.

The effectiveness of a hedge is determined when changes in the fair value or cash flows for the primary position are compensated by changes in the fair value or cash flows of the hedging instruments with a quotient that ranks from 80% to 125% of inverse correlation.

When hedge ineffectiveness is present, as well when the hedge designation does not comply with the requirements for documentation established in Statement C-10 “Derivative Financial Instruments”, the gain or loss on valuation of the financial instruments at fair value is recognized in income, in comprehensive financing income or expense.

For cash-flow hedge transactions, changes in the fair value of the derivative financial instrument are included as comprehensive income in stockholders’ equity, based on the evaluation of the hedge effectiveness, and are reclassified to income in the periods when the hedged commitment or projected transaction is realized. Hedge contracts other than for cash flows are valued at fair value, and their valuation gain or loss is recognized in income.

O)                 REVENUE RECOGNITION

Revenue on product sales is recognized upon shipment to, and acceptance by, the Company’s customers and the risk of ownership has passed to the customers. Provisions for discounts and rebates to customers, returns and other adjustments are recognized in the same period that the related sales are recorded and are based upon either historical estimates or actual terms.

P)                   INCOME TAX

The Company recognizes in income the expense or income for deferred income taxes for all the temporary differences between the carrying values for financial reporting and tax values of assets and liabilities that are expected to be reversed. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all the deferred tax assets will not be realizable.

Starting October 1, 2007, date when the new “Flat Tax Law” was approved in Mexico, the Company recognized the effects of this new law, which became effective on January 1, 2008. According to the interpretation published by the Mexican Financial Reporting Standards Board (CINIF) on December 21, 2007, with respect to the accounting effects of the Flat Tax and based on the financial and tax projections prepared for this purpose, it was determined that the Company and its subsidiaries in Mexico will essentially pay income tax rather than flat tax in the future; therefore, the Company did not recognize any deferred flat tax at December 31, 2007 or 2008.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

2.                                      SIGNIFICANT ACCOUNTING POLICIES (continued)

According to the applicable law effective January 1, 2008, the asset tax law was superseded. Nevertheless, the new law includes a procedure for recovering asset tax paid in previous years, which under the old law could be recovered in the following ten years if the income tax exceeded the asset tax in those years. See Note 14-C.

Q)                EARNINGS (LOSS) PER SHARE

Earnings (loss) per share is computed by dividing majority net income (loss) for the year by the weighted average number of common shares outstanding during the year.

R)                 COMPREHENSIVE  INCOME (LOSS)

Comprehensive income (loss) is comprised of: income (loss) of the year, translation effects of foreign entities, effect from changes in the fair value of derivative financial instruments designated as an accounting hedge and items that due to a specific accounting requirement are recognized in stockholders’ equity and do not constitute increases, reductions or distributions of capital. The amounts of comprehensive income (loss) of 2008 are expressed in modified historical Mexican pesos and those for 2007 as Mexican pesos of purchasing power of December 31, 2007.

3.                                      ACCOUNTS RECEIVABLE, NET AND REFUNDABLE TAXES

Accounts receivable, net comprised the following as of December 31:

	2007		2008
Trade accounts receivable	Ps.	4,329,437	Ps.	4,936,849
Allowance for doubtful accounts	(233,733)		(245,941)
	4,095,704		4,690,908
Related parties	3,164		84,146
Derivative financial instruments	63,921		15,145
Employees	32,302		42,977
Other debtors	581,287		1,399,425
	Ps.	4,776,378	Ps.	6,232,601

Refundable taxes comprised the following as of December 31:

	2007		2008
Value-added tax	Ps.	295,053	Ps.	243,375
Income tax	469,461		795,328
	Ps.	764,514	Ps.	1,038,703

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

4.                                      INVENTORIES

Inventories consisted of the following as of December 31:

	2007		2008
Raw materials, mainly corn and wheat	Ps.	3,914,798	Ps.	6,039,906
Finished products	596,081		716,363
Materials and spare parts	392,454		471,487
Production in process	184,222		210,541
Advances to suppliers	350,808		124,374
Inventory in transit	110,927		65,846
	Ps.	5,549,290	Ps.	7,628,517

5.                                      INVESTMENT IN COMMON STOCK OF ASSOCIATED COMPANIES

Investment in common stock of associated companies consists of the investment in common stock of Grupo Financiero Banorte, S.A.B. de C.V. and subsidiaries (GFNorte) and Harinera de Monterrey, S.A. de C.V. which produces wheat flour and related products in Mexico.

These investments, accounted for by the equity method, comprised the following as of December 31:

	2007		Ownership as of December 31, 2007	2008		Ownership as of December 31, 2008

GFNorte	Ps.	2,713,592	8.6232%	Ps.	3,299,031	8.7966%
Harinera de Monterrey, S.A. de C.V.	136,386		40%	136,617		40%
	Ps.	2,849,978		Ps.	3,435,648

During 2008, the Company purchased 3,500,000 shares of GFNorte for a total amount of Ps.154,568,  generating a goodwill for Ps.91,813. These shares represented 0.1734% of the capital stock of GFNorte. Prior to the purchase of these shares, the interest of the Company in GFNorte was 8.6232%.

6.                                      PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following as of December 31:

	2007		2008
Land	Ps.	1,318,173	Ps.	1,565,601
Buildings	5,272,783		6,504,098
Machinery and equipment	20,182,964		24,258,404
Construction in progress	1,152,810		2,403,119
Software for internal use	832,344		1,034,415
Leasehold improvements	394,073		626,802
Other	35,138		45,840
	29,188,285		36,438,279
Accumulated depreciation and amortization	(12,913,838)		(15,785,005)
	Ps.	16,274,447	Ps.	20,653,274

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

6.                                      PROPERTY, PLANT AND EQUIPMENT, NET (continued)

For the years ended December 31, 2006, 2007 and 2008, depreciation expense amounted to Ps. 1,146,393,  Ps. 1,072,174 and Ps.1,312,322, respectively. For the years ended December 31, 2006, 2007 and 2008, comprehensive financing costs of Ps. 5,778, Ps. 2,894 and Ps.12,170, respectively, were capitalized to property, plant and equipment.

As of December 31, 2007 and 2008, property, plant and equipment included temporarily idled assets with a carrying value of approximately Ps. 649,015 and Ps.646,916, respectively, resulting from the temporary shut-down of the productive operations of various plants in Mexico, mainly in the corn flour division. These assets are stated at their net realizable value and are not being depreciated.

For the years ended December 31, 2006, 2007 and 2008, the Company recognized impairment losses of Ps. 334,725, Ps. 97,196 and Ps.46,851, respectively, in “Other income (expense), net” in accordance with the provisions of  MFRS C-15, “Impairment of Long-Lived Assets and their Disposal”, as follows:

Segment	2006		2007		2008
Corn flour division (Mexico)	Ps.	14,814	Ps.	27,975	Ps.	26,051
Corn flour, wheat flour and other products (Venezuela)	94,808		35,848		—
Other	191,972		33,373		20,800
Other reconciling items	33,131		—		—
Total	Ps.	334,725	Ps.	97,196	Ps.	46,851

7.                                      INTANGIBLE ASSETS, NET

Intangible assets, net, comprised the following:

As of December 31, 2007:

	Gross carrying amount		Accumulated amortization		Net carrying amount
Intangible assets with finite lives:
Acquired:
Covenants not to compete	Ps.	937,774	Ps.	(535,818)	Ps.	401,956
Debt issuance costs	556,715		(229,939)		326,776
Patents and trademarks	95,670		(43,582)		52,088
Customer lists	50,363		(20,584)		29,779
Generated:
Pre-operating expenses	56,317		(55,871)		446
Development of new projects	32,606		(32,606)		—
Other	64,304		(52,016)		12,288
	Ps.	1,793,749	Ps.	(970,416)	823,333
Intangible assets with indefinite lives:
Trademarks					21,156
					Ps.	844,489

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

7.                                      INTANGIBLE ASSETS, NET (continued)

As of December 31, 2008:

	Remaining useful life (years)	Gross carrying amount		Accumulated amortization		Net carrying amount
Intangible assets with finite lives:
Acquired:
Covenants not to compete	8	Ps.	941,500	Ps.	(586,686)	Ps.	354,814
Debt issuance costs	1 – 16	578,844		(246,337)		332,507
Patents and trademarks	1 – 13	121,165		(65,499)		55,666
Customer lists	1 – 13	94,950		(57,388)		37,562
Generated:
Pre-operating expenses	1	7,854		(7,179)		675
Development of new projects	9	32,062		(32,062)		—
Other	1 – 5	71,666		(52,472)		19,194
		Ps.	1,848,041	Ps.	(1,047,623)	800,418
Intangible assets with indefinite lives:
Trademarks						26,868
						Ps.	827,286

Intangible assets recognized during 2007 amounted to Ps.16,602, mainly due to trade names in the corn flour and other products division in Central America for a total of Ps.7,029. Intangible assets recognized during 2008 amounted to Ps.60,198 due mainly to the acquisition of customer lists for an amount of Ps.31,788, in the segment of Central America, and debt issuance costs of Ps.16,835.

The Company determined based on the provisions of MFRS C-8, “Intangible Assets”, that certain trademarks have indefinite lives since their future cash flow generation is expected to be indefinite.

For the years ended December 31, 2006, 2007 and 2008, amortization expense of intangible assets amounted to Ps.115,906, Ps.106,623 and Ps.98,098, respectively.

Research and development costs charged to income amounted to Ps. 61,860, Ps. 64,504 and Ps.93,638 for the years ended December 31, 2006, 2007 and 2008, respectively.

As of December 31, 2007, the Company recognized an impairment loss in certain intangible assets of Ps.42,853, in accordance with the provisions of MFRS C-15. The impairment loss was recognized in “Other income (expense), net” (Note 13) within the “Other” segment.

Estimated amortization expense over the next five years is as follows:

Year	Amount
2009	Ps.	100,380
2010	91,546
2011	81,978
2012	78,805
2013	76,908
Thereafter	370,801
Total	Ps.	800,418

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

7.                                      INTANGIBLE ASSETS, NET (continued)

Goodwill, net, is comprised of the following:

	Corn flour and packaged tortillas (US and Europe)		Corn flour (Mexico)		Other		Other reconciling items		Total
Balance at January 1, 2007	Ps.	877,886	Ps.	205,635	Ps.	486,128	Ps.	312,254	Ps.	1,881,903
Goodwill acquired					16,762				16,762
Foreign currency translation adjustment	22,288				53,627		—		75,915
Restatement	(33,377)		(10,436)		(21,102)		(867)		(65,782)
Balance at December 31, 2007	866,797		195,199		535,415		311,387		1,908,798
Goodwill acquired					768				768
Foreign currency translation adjustment	217,046				77,475				294,521
Balance at December 31, 2008	Ps.	1,083,843	Ps.	195,199	Ps.	613,658	Ps.	311,387	Ps.	2,204,087

8.                                      OTHER ASSETS

Other assets consisted of the following, as of December 31:

	2007		2008
Other investments and club memberships	Ps.	8,643	Ps.	215,319
Long-term recoverable asset tax	—		119,996
Guarantee deposits	32,367		144,504
Long-term notes receivable	126,060		135,514
	Ps.	167,070	Ps.	615,333

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

9.                                      BANK LOANS AND LONG-TERM DEBT

Bank loans and long-term debt as of December 31 are summarized as follows:

	2007		2008
Perpetual notes in U.S. dollars, bearing interest at an annual rate of 7.75%, payable quarterly, redeemable starting 2009 at the Company’s option	Ps.	3,276,000	Ps.	4,149,000
Loan in Mexican pesos, maturing in November 2010 and bearing interest at a variable annual rate of TIIE plus 2%, payable monthly	—		3,367,000
Syndicated loan in U.S. dollars, maturing in July 2010; bearing interest at an annual rate of LIBOR plus 0.375% to 0.45% payable monthly or quarterly (4.31% in 2008)	2,238,600		2,724,510
Credit line in U.S. dollars, maturing in October 2011, bearing interest at an annual rate of LIBOR plus 0.35% to 0.45% (1.6% in 2008), payable in 30, 60, 90 and 180 days	764,400		1,300,020
Loans in U.S. dollars and Euros, payable between 2009 and 2010 and bearing interest at variable annual rates from 1.2% to 7.0% in 2008, payable in different installments	348,987		213,657
Loans in Venezuelan bolivars payable in 2009 and bearing interest at variable annual rates from 9.75% to 12.33% in 2008, payable monthly	413,863		555,465
Loans in U.S. dollars and Honduran lempiras due between 2009 and 2010, bearing interest at variable annual rates from 2.28% to 17.0%, payable monthly	563,703		469,857
Loans in Mexican pesos due in 2009 and 2013, bearing interest at fixed annual rates from 10.74% to 14.70%, payable monthly	134,033		557,978
Loans in U.S. dollars due in 2009, bearing interest at a variable annual rate between 3.49% to 7.75%	114,660		809,141
	7,854,246		14,146,628
Short-term bank loans	(666,232)		(1,910,929)
Current portion of long-term debt	(274,841)		(507,631)
Long-term debt	Ps.	6,913,173	Ps.	11,728,068

As of December 31, 2008, the short-term bank loans denominated in U.S. dollars amounting to Ps.809,141 and Ps.297,419 (U.S.$59 and U.S.$21 million, respectively), bear interest at an average rate of 6.4% and 8.5%, respectively. Short-term bank loans of Ps.433,670 denominated in Mexican pesos bear interest at an average rate of 14.23% as of December 31, 2008. Short-term bank loans of Ps.359,572 denominated in Venezuelan bolivars (55,899 million of Venezuelan bolivars) bear interest at an average rate of 11.0% as of December 31, 2008. Additionally, as of December 31, 2008, the Company had short-term loans of Ps.6,763 denominated in euros (0.4 million of euros) bearing interest at an average rate of 5.3%.

The Company has credit line agreements for Ps.4,840,000 (U.S.$350 million), from which, as of December 31, 2008, Ps.816,000 (U.S.$59 million) are available. These credit line agreements require the payment of an annual commitment fee of 0.10% to 0.20% on the unused amounts.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

9.                                      BANK LOANS AND LONG-TERM DEBT (continued)

Various credit agreements contain covenants, that require the Company to maintain: (1) a ratio of consolidated total funded debt to EBITDA of not more than 3.5:1; and (2) a ratio of consolidated EBITDA to consolidated interest charges of not less than 2.5:1; and also limits the Company’s ability, among other things, to: (1) create liens; (2) merge or consolidate with other companies or sell substantially all of the Company’s assets; (3) make certain investments or other restricted payments; (4) engage in transactions with affiliates; and (5) guarantee additional indebtedness which if not complied with, may be considered as a cause for early maturity of the debt. At December 31, 2008, the Company was in compliance with these financial ratios.

At December 31, 2008 the annual maturities of long-term debt outstanding were as follows:

Year	Amount
2010	Ps.	6,253,095
2011	1,318,501
2012	6,577
2013	895
2014 and thereafter	4,149,000
	Ps.	11,728,068

10.                               LABOR OBLIGATIONS

A)         RETIREMENT BENEFITS AND COMPENSATION UPON TERMINATION OF EMPLOYMENT (SEVERANCE COMPENSATION)

At December 31, 2007 and 2008, the balance payable related to employee retirement benefits amounted to Ps. 153,454 and Ps.162,045, respectively, and is included in “Other liabilities”.

The reconciliation between the initial and final balances of the present value of defined benefit obligations (OBD) for the year 2008 is as follows:

	Severance compensation		Retirement benefits
OBD at January 1, 2008	Ps.	41,403	Ps.	165,737
Add (deduct):
Current service cost	3,086		10,541
Financial cost	2,901		13,472
Actuarial losses for the period	24,630		19,345
Benefits paid	(26,638)		(11,122)
Anticipated reduction in liability	—		(9,262)
OBD at December 31, 2008	Ps.	45,382	Ps.	188,711

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

10.                               LABOR OBLIGATIONS (continued)

The obligation for vested benefits as of December 31, 2007 and 2008 amounted to Ps.113,998 and Ps.169,759, respectively.

The reconciliation between the initial and final balances of the employee benefit plan assets at fair value for the year 2008 is as follows:

	Severance compensation		Retirement benefits
Plan assets at market value at January 1, 2008	Ps.	22,569	Ps.	13,312
Add (deduct):
Expected return	(2,597)		(1,256)
Benefits paid	(193)		(81)
Plan assets at market value at December 31, 2008	Ps.	19,779	Ps.	11,975

The following table shows the reconciliation between the present value of the defined benefit obligation and the plan assets at fair value, and the projected net liability included in the balance sheet as of December 31, 2008:

	Severance compensation		Retirement benefits
Employee benefit (assets) liabilities:
OBD	Ps.	45,382	Ps.	188,711
Plan assets	(19,779)		(11,975)
Unfunded portion of the plan	25,603		176,736
Less items pending amortization:
Transition liability	(262)		(117)
Actuarial gains	(50)		(87,433)
Projected net liability at December 31, 2008	Ps.	25,291	Ps.	89,186

The components of the net cost as of December 31, 2008 by type of plan consist of the following:

	Severance compensation		Retirement benefits
Current service cost	Ps.	3,086	Ps.	10,541
Financial cost	2,901		13,472
Estimated return on plan assets	(1,975)		(1,165)
Actuarial gains, net	36,276		5,613
Prior service cost	67		31
Net cost for the year	Ps.	40,355	Ps.	28,492

At December 31, 2008 plan assets stated at fair value and related percentages with respect to total plan assets were analyzed as follows:

	Severance compensation			Retirement benefits
Equity securities	Ps.	11,741	59%	Ps.	7,109	59%
Fixed rate securities	8,038		41%	4,866		41%
Plan assets at fair value	Ps.	19,779	100%	Ps.	11,975	100%

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

10.                               LABOR OBLIGATIONS (continued)

The Company has the policy of maintaining at least 30% of the trust assets in Mexican Federal Government instruments. Guidelines have been established for the remaining 70% and investment decisions are taken in accordance with these guidelines to the extent market conditions and available funds allow it.

To date, the funds maintained in plan assets are considered sufficient to face the short-term needs; therefore, the Company’s management has determined that for the moment no additional contributions will be needed to increase these assets.

The estimated long-term return on assets is based on the annual recommendations issued by the Actuarial Commission of the Mexican Association of Actuaries. These recommendations consider historical information and future market expectations.

The main actuarial hypotheses used were as follows:

2008
Discount rate	9.00%
Future increase rate in compensation levels	4.50%
Estimated return rate on plan assets	9.00%

The defined benefit obligation, the plan assets at fair value, the status of the plan, as well as the actuarial gains or losses for the most recent four year are shown below:

	Historical amounts						Actuarial gains (losses)
Year	OBD		Plan assets		Unfunded portion of the plan		OBD		Plan assets
2008	Ps.	234,093	Ps.	31,754	Ps.	202,339	Ps.	(43,975)	Ps.	713
2007	162,243		34,885		127,358		(38,370)		4,434
2006	131,600		33,685		97,915		(28,046)		4,659
2005	127,894		28,974		98,920		(16,756)		5,425

In the United States of America, the Company has 401(k) plans involving voluntary employee contributions for saving and investing purposes, and contributions of the subsidiaries located in that country. For the years ended December 31, 2006, 2007 and 2008, total expenses related to this plan were Ps.33,251 (U.S.$3,045,000), Ps.37,335 (U.S.$3,419,000), and Ps.50,576 (U.S.$3,657,000), respectively.

In Venezuela, the Company recognizes a liability for seniority premiums and compensation for dismissal established by the local Labor Law, considered as a right to which employees are entitled, amounting to Ps. 26,161 and Ps.25,976 as of December 31, 2007 and 2008, respectively.

In Central America, the Labor Laws of Costa Rica, Nicaragua, El Salvador, Honduras and Guatemala establish that the accumulated payments to which workers may be entitled, based on the years of service, must be paid in the case of death, retirement or dismissal. The Company records a liability of 9% over salaries paid, which amounted to Ps. 7,300 and Ps.21,592 as of December 31, 2007 and 2008, respectively.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

10.                               LABOR OBLIGATIONS (continued)

B)           EMPLOYEES’ STATUTORY PROFIT SHARING (ESPS)

The Company is subject to the payment of ESPS in its Mexican operations, which is determined by applying the procedures established by the Mexican Income Tax Law.

The deferred ESPS is recognized starting January 1, 2008 based on the comprehensive asset and liability method, which consists in determining the deferred tax for all temporary differences between the book and tax values of the assets and liabilities that are expected to be realized in the future.

The ESPS provisions in 2007 and 2008 are shown below:

	2007		2008
Current ESPS	Ps.	21,964	Ps.	28,123
Deferred ESPS	(13,818)		298,501
Total	Ps.	8,146	Ps.	326,624

As of December 31, the main components of deferred ESPS were summarized as follows:

	(Assets) Liabilities
	2007		2008

Accrued liabilities	Ps.	(42,821)	Ps.	(58,127)
Net operating loss carryforwards	(25,176)		—
Deferred ESPS asset	(67,997)		(58,127)

Property, plant and equipment, net	19,449		350,550
Inventories	11,622		6,078
Intangible assets and other	23,108		—
Deferred ESPS liability	54,179		356,628
Net deferred ESPS (asset) liability	Ps.	(13,818)	Ps.	298,501

C)           BENEFITS FOR KEY MANAGEMENT PERSONNEL

For 2008, the total amount paid to all Board members, alternate Board members, officers and members of Auditing Committee and Corporate Governance Committee was Ps.122.2 million. The deferred compensation accrued as of December 31, 2008 was Ps.33.4 million.

11.                              CONTINGENCIES AND COMMITMENTS

A)              CONTINGENCIES

Water Discharge Assessments.- Certain subsidiaries were notified by the Comisión Nacional del Agua (“National Water Commission”) of fee assessments due from various prior years.  These assessments mainly arose from the National Water Commission’s determination that waste water had been discharged on public property. Nevertheless, the subsidiaries used the water derived from the production process, previously treated, to irrigate certain of the Company’s property through a sprinkler system.  The affected subsidiaries subsequently challenged these assessments and as of December 5, 2007, all of the assessments the National Water Commission brought against GIMSA’s subsidiaries were definitively resolved in favor of the Company.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

11.                               CONTINGENCIES AND COMMITMENTS (continued)

Mexican Tax Claim.- The Secretaría de Hacienda y Crédito Público (“Ministry of Finance and Public Credit”) has lodged tax assessments against the Company for an amount of Ps.340,700 in connection with our asset tax returns for the years 1994, 1996, 1997, 1999 and 2000. The Company has filed several appeals to obtain an annulment of such assessments. Recently, the claim relevant to the previously mentioned 1999 fiscal year was definitely resolved by the Suprema Corte de Justicia de la Nación (“Mexican Supreme Court of Justice”) against the Company, by resolution published on January 28, 2009. Said claim represents a debt for asset taxes for the Company of approximately Ps.47,500. This resolution has not yet been officially notified to the Company.

In the same manner, regarding the tax claim litigation for the fiscal year 2000, said matter has the same merits and foundation as the case ruled on by the Mexican Supreme Court of Justice for the fiscal year 1999 mentioned above, therefore we expect a similar result against the Company. Said claim currently represents a contingency of about Ps.21,600.

In order to deal with this situation, the Company set up a provision of Ps.67,000, which is reflected in accrued liabilities and other accounts payable.

Likewise, the Ministry of Finance and Public Credit has lodged various tax assessments against the Company for an amount of Ps.93,500 due to the alleged tax withholding at a lower rate on interest payments to foreign creditors for the years 2000, 2001 and 2002 (the Mexican authorities claim that the Company should have withheld 10% of said payments in lieu of 4.9% actually withheld by it).

The Company intends to vigorously defend against these actions. It believes the resolution of these proceedings will not have a material effect on its financial position and results of operations.

Furthermore, the Ministry of Finance and Public Credit has made tax assessments against Molinera de México for an amount of Ps.101,800 for wheat imports made during the year 2003, which according to the Mexican tax authorities were incorrectly classified under the harmonized system. The Company has filed a total of 14 appeals to obtain an annulment of all of these assessments, all of which have been definitely and satisfactorily resolved in its favor.

Distributor Arbitrations and Litigations in the United States.- In November 2001, one of GRUMA’s distributors filed a putative class action lawsuit against Gruma Corporation (Dennis Johnson and Arnold Rosenfeld et al v. Gruma Corporation).  The case was removed from California state court to federal court.  In April 2005, the United States District Court, based upon a recent U.S. Supreme Court decision, ordered that the claims be referred to arbitration in Los Angeles and that the arbitrator decide whether the matter should proceed as a class action. An additional distributor subsequently joined the arbitration as a claimant.  The arbitrator has made a preliminary ruling that a class of approximately 1,120 California distributors will be certified, but a final certification order has not yet been entered.  The claims, as amended, allege that:  (i) Gruma Corporation breached its agreements with its distributors; (ii) Gruma Corporation’s distributors are actually employees; (iii) Gruma Corporation has failed to make wage and other payments required for employees; (iv) Gruma Corporation has violated California’s labor, antitrust, and unfair competition statutes; and (v) Gruma Corporation has otherwise committed fraud and negligent misrepresentations.  The arbitrator subsequently dismissed the antitrust claims.  The plaintiffs seek damages and equitable relief, but have not yet specified the total amount of damages sought.  The arbitrator has indicated that trial will be held in two phases.  The first phase to determine the existence of any liability began on April 28, 2008 and finished on May 21, 2008.  On August 12, 2008, the arbitrator issued his final award in writing finding that the distributors are properly classified as independent contractors and denying all relief.  In November 2008, the District Court affirmed the award on all grounds and plaintiffs have appealed the confirmation to the Court of Appeals for the Ninth Circuit.  The appeal is currently pending.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

11.                              CONTINGENCIES AND COMMITMENTS (continued)

On July 28, 2006, another of GRUMA’s distributors sought to join the Los Angeles arbitration but was referred to arbitration in the State of Washington (Misty Brunner and Kyle Ruby et al v.  Gruma Corporation).  An additional distributor subsequently sought arbitration in the State of Washington and the two proceedings have been consolidated before an arbitrator in Seattle.  The two distributors on behalf of alleged classes of current and former distributors assert that:  (i) Gruma Corporation breached its agreements with its distributors; (ii) Gruma Corporation’s distributors are actually employees; (iii) Gruma Corporation has failed to make wage and other payments required for employees; (iv) Gruma Corporation has violated California and Washington labor statues, among others; and (v) Gruma Corporation has failed to pay federal excise payments on sales made by the distributors.  Following the arbitration award in the Johnson case in Gruma Corporation’s favor, plaintiffs desisted from their action.

In April 2007, GRUMA was named in a class action suit, Enrique Garza, et al. v. Gruma Corporation doing business as Mission Foods, filed in the United States District Court for the Northern District of California, San Jose Division.  The plaintiffs assert that they were induced to enter into distributor agreements and to pay for routes by false statements and that Gruma Corporation breached the distributor agreements by arbitrarily taking their routes, shuffling around the routes, reselling the routes to others, and failing to adequately compensate the plaintiffs. The plaintiffs also asserted a Racketeer Influenced and Corrupt Organizations (RICO) violation under 18 U.S. Code 1962 et seq.  Plaintiffs seek an unspecified amount of damages and injunctive relief.  On July 24, 2008, the Court dismissed with prejudice the RICO claims.  The parties are scheduled for mediation on the remaining claims on March 18, 2009.  The Company intends to vigorously defend against this action.

Drivers’ Class Action.- In October 2005, the Company was named as a defendant in a class action suit, Ramon Moreno et al. v. Guerrero Mexico Food Products, Inc. and Gruma Corporation, filed in the United States District Court for the Central District of California, Los Angeles County. This suit was a punitive class action alleging a misclassification of sales drivers who deliver some of our products to retail stores under the Guerrero brand, as exempt from certain overtime wage and other mandatory work hour requirements under the California Labor Code. The plaintiffs are members of the International Brotherhood of Teamsters. In March 2008, the Company reached a definitive settlement agreement with the plaintiffs for an amount of Ps.40,100 ($2.9 million dollars). The Court agreed to the terms of the settlement on April 21, 2008. The settlement amount, as well as a portion of the costs incurred in defending the case is being paid out of proceeds received under an existing labor liability insurance policy.

Product Class Action.- In December 2008, Gruma Corporation was named as a defendant in a class action suit, Catherine M. Herzog et al. v. Gruma Corporation dba Mission Foods, filed in the United States District Court for the Southern District of California. This suit was a purported class action alleging violations of sections of the California Bus. & Prof. Code, intentional misrepresentation, breach of implied warranty, and violations of California’s Consumer Legal Remedies Act in connection with the company’s Guacamole Dip product. The company put the vendor of the product on notice of Gruma’s claim for indemnity under the vendor’s supply contract. A tentative settlement has been reached pending court approval.

Venezuelan Tax Claim.- The Venezuelan tax authorities have lodged certain assessments against Molinos Nacionales, C.A. (MONACA) one of the Company´s Venezuelan subsidiaries, related to income tax returns for the years 1998 and 1999, which amounted to Ps.19,400 ($1.4 million dollars) plus tax debts presumably omitted in the amount of Ps.1,000 ($66,300 dollars). The case has been appealed and is pending final decision. The resolution of these claims will be assumed by the previous shareholder, International Multifoods Corporation, in accordance with the agreement for the purchase of the Venezuelan subsidiary.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

11.                              CONTINGENCIES AND COMMITMENTS (continued)

Venezuelan Labor Lawsuits.- Currently, our subsidiary Molinos Nacionales, C.A. (MONACA) was named in one labor lawsuits and two extrajudicial claims, claiming damages in the amount of Ps.8,700 ($631,200 dollars). The lawsuit and claims relate to issues and rights such as profit sharing, social security, vacations, overtime hours, seniority and indemnity payments. The “caleteros” who brought the claims are workers who help freighters unload goods.

Currently MONACA has been negotiating the payment of the above-mentioned labor lawsuit and the extrajudicial claims, trying to reach agreements for the lawsuit and claims in an amount of Ps.4,500 ($324,600 dollars). Likewise, MONACA has recorded a provision of Ps.9,400 ($676,400 dollars) for potential damages, which is reflected in accrued liabilities and other accounts payable.

Additionally, the Company is involved in certain unresolved proceedings arisen in the ordinary course of the business. The Company does not believe that the resolution of these proceedings will have a significant adverse effect on its financial situation and operating results.

B)                COMMITMENTS

As of December 31, 2008, the Company is leasing certain facilities and equipment under long-term operating lease agreements in effect through 2017, which include an option for renewal. These agreements are accounted for as operating leases. Future minimum lease payments under such leases amount to approximately Ps.1,872,524 (U.S.$135,396,000), as follows:

Year	Facilities		Equipment		Total
2009	Ps.	248,926	Ps.	357,837	Ps.	606,763
2010	197,755		269,851		467,606
2011	155,311		152,046		307,357
2012	104,887		101,429		206,316
2013	64,558		71,459		136,017
Thereafter	148,465		—		148,465
	Ps.	919,902	Ps.	952,622	Ps.	1,872,524
	U.S.$	66,515	U.S.$	68,881	U.S.$	135,396

Rental expense was approximately Ps. 531,142, Ps. 559,058  and Ps.580,793 for the years ended December 31, 2006, 2007 and 2008, respectively.

At December 31, 2008, the Company had various outstanding commitments in the United States to purchase commodities and raw materials for approximately Ps.2,069,092 (U.S.$149,609 thousand), which will be delivered during 2009.

As of December 31, 2008, the Company had outstanding commitments to purchase machinery and equipment amounting to approximately Ps.119,602 (U.S.$8,648 thousand).

As of December 31, 2008, the Company had irrevocable letters of credit of approximately Ps.204,407 (U.S.$14,780 thousand) serving as collateral for claims pursuant to the Company’s self-insured workers’ compensation program in the United States.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

12.                               STOCKHOLDERS’ EQUITY

A)               COMMON STOCK

Starting January 1, 2008, common stock, legal reserve, and accumulated earnings are stated in modified historical Mexican pesos (See Note 2-E). Until December 31, 2007, common stock, legal reserve, and accumulated earnings were stated at restated values determined using NCPI factors.

At the Extraordinary General Meeting held on April 11, 2008, the stockholders agreed to increase the fiexd portion of common stock by Ps.2,111,060 represented by 82,624,657 shares.

At December 31, 2008, Gruma’s outstanding common stock consisted of 563,650,709 Series “B” shares, with no par value, fully subscribed and paid, which can only be withdrawn with stockholders’ approval, and 1,523,900 shares held in Treasury (481,503,052 subscribed and paid shares, and 1,046,900 shares held in Treasury as of December 31, 2007).

B)                 RETAINED EARNINGS

In accordance with Mexican Corporate Law, the legal reserve must be increased annually by 5% of annual net profits until it reaches a fifth of the fully paid common stock amount. The legal reserve is included within retained earnings.

Dividends paid from retained earnings that have not been previously taxed are subject to an income tax payable by the Company equal to 38.91%. The applicable tax may be credited against income tax the Company is subject to in the year or in the following two fiscal years. Dividends paid by the Company are not subject to any withholding tax.

Until December 31, 2007, deficit from restatement consisted of the initial accumulated gain or loss on monetary position and gain or loss from holding non-monetary assets, expressed in Mexican pesos as of the end of the year. In accordance with the new MFRS B-10 “Effects of Inflation”, effective as of January 1, 2008, the Company reclassified this item to the corresponding accounts of restatement from additional paid-in capital and restatement from common stock, as shown in the consolidated statement of changes in stockholders’ equity.

C)                 PURCHASE OF COMMON STOCK

The Stockholders’ Meeting approved a Ps.650,000 reserve to repurchase the Company’s own shares. The total amount of repurchased shares cannot exceed 5% of total equity. The difference between the acquisition cost of the repurchased shares and their stated value, composed of common stock and additional paid-in capital, is recognized as part of the reserve to repurchase the Company’s own shares, which is included within retained earnings from prior years. The gain or loss in the sale of the Company’s own shares is recorded as additional paid-in capital. As of December 31, 2008, the Company carried out net purchases of 1,523,900 shares with a market value of Ps.10,667 at that date.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

12.                               STOCKHOLDERS’ EQUITY (continued)

D)                FOREIGN CURRENCY TRANSLATION ADJUSTMENTS

Foreign currency translation adjustments consisted of the following as of December 31:

	2007		2008
Balance at beginning of year	Ps.	(808,026)	Ps.	(453,086)
Effect of translating net investment in foreign subsidiaries	396,049		2,264,919
Exchange differences arising from foreign currency liabilities accounted for as a hedge of the Company’s net investments in foreign subsidiaries, net of taxes of Ps.15,417 in 2007	(41,109)		(1,288,778)
	Ps.	(453,086)	Ps.	523,055

The investment that the Company maintains in its operations in the United States and Europe generates a natural hedge of up to U.S.$500 and U.S.$450 million as of December 31, 2007 and 2008, respectively.

As of December 31, 2007 and 2008, the accumulated effect of translating net investment in foreign subsidiaries impacted minority interest in the amounts of Ps.(123,088) and Ps.270,555, respectively.

E)                   TAX VALUES OF COMMON STOCK AND RETAINED EARNINGS

As of December 31, 2008, tax values of common stock and retained earnings were Ps.11,147,492 and Ps.3,260,200, respectively.

13.                               OTHER (EXPENSE) INCOME, NET

Other (expense) income, net comprised the following:

	Years ended December 31,
	2006		2007		2008
Net gain from sale of GFNorte’s shares (Note 5)	Ps.	399,639	Ps.	847,175	Ps.	—
Net gain from sale of subsidiaries’ shares	144,883		75,718		—
Asset tax from previous years	—		—		(67,000)
Impairment loss on assets (Note 2-L)	(488,935)		(140,049)		(46,851)
Economic aid to Chiapas and Tabasco for natural disasters	—		(100,000)		—
Amortization of other deferred costs	(59,152)		(48,709)		(49,748)
Net loss on sale of fixed assets	(6,007)		(49,847)		(22,869)
Current ESPS (Note 2-M and 10)	(51,160)		(21,395)		(28,368)
Deferred ESPS	16,822		17,259		28,587
Other	(5,202)		(24,409)		4,881
	Ps.	(49,112)	Ps.	555,743	Ps.	(181,368)

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

14.                              INCOME TAX

A)               INCOME TAX

Gruma files a consolidated income tax return for Mexican income tax purposes, consolidating taxable income and losses of Gruma and its controlled Mexican subsidiaries. Filing a consolidated tax return had the effect of reducing income tax expense for the years ended December 31, 2006, 2007 and 2008 by Ps. 429,359, Ps. 283,208 and Ps.332,966, respectively, as compared to filing a tax return on an unconsolidated basis.  Tax regulations permit the consolidation of 100% of the ownership interest.

Starting January 1, 2008, the asset tax was superseded and the flat tax became effective, as described in section D.

B)                 RECONCILIATION OF FINANCIAL AND TAXABLE INCOME

For the years ended December 31, 2006, 2007 and 2008, the reconciliation between statutory income tax amounts and the effective income tax amounts is summarized as follows:

	Years ended December 31,
	2006		2007		2008
Statutory federal income tax (29% for 2006, 28% for 2007 and 2008)	Ps.	613,707	Ps.	925,209	Ps.	(3,187,405)
Equity in earnings of associated companies	(186,562)		(198,194)		(173,223)
Sale of shares of subsidiaries and associated company	38,981		49,783		—
Effect of deferred flat tax in subsidiaries	—		18,719		2,960
Valuation allowance for tax loss carryforwards	61,208		89,178		3,334,661
Losses of Mexican subsidiaries which cannot be used for income tax consolidation	10,614		17,998		—
Foreign income tax rate differences	(87,004)		66,473		287,836
Effects related to inflation	4,259		(26,629)		103,081
Other	(23,033)		(16,827)		66,785
Effective income tax (20.4% for 2006, 28% for 2007 and -3.4% for 2008)	Ps.	432,170	Ps.	925,710	Ps.	434,695

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

14.                              INCOME TAX (continued)

At December 31, 2007 and 2008 the principal components of the deferred income tax liability were as follows:

	(Assets) Liabilities
	2007		2008
Deferred tax assets:
Net operating loss carryforwards and other tax credits	Ps.	(106,419)	Ps.	(496,512)
Accrued liabilities	(205,881)		(168,121)
Recoverable asset tax	(82,174)		(17,791)
Intangible asset resulting from intercompany operation	(38,693)		(17,539)
Other	(128,593)		(229,295)
	(561,760)		(929,258)
Deferred tax liabilities:
Property, plant and equipment, net	1,827,552		2,211,278
Inventories	164,631		154,338
Intangible assets and other	181,430		220,046
Investment in partnership and equity method investee	393,961		899,904
	2,567,574		3,485,566
Net deferred tax liability	Ps.	2,005,814	Ps.	2,556,308

At December 31, 2008, the Company did not recognize a deferred income tax asset of Ps.2,859,739  for tax loss carryforwards, since insufficient evidence was available that these tax loss carryforwards will be realizable.

C)                 TAX LOSS CARRYFORWARDS AND RECOVERABLE ASSET TAX

At December 31, 2008, the Company has tax loss carryforwards in Mexico corresponding to the tax consolidation, which amounted to Ps.11,246,305. Based on projections prepared by the Company’s management of expected future taxable income, it has been determined that only tax losses for an amount of Ps.1,400,729 will be used. Therefore, for the determination of deferred income taxes, a valuation allowance was recognized for the difference.

As of December 31, 2008, certain foreign subsidiaries have tax loss carryforwards of approximately Ps.35,786 (1,435,445 thousand Costa Rican colons) that expire in 2009 to 2011.

Asset tax paid in years prior to 2008 is subject to refund, according to the procedure established in the tax law, to the extent that income tax exceeds asset tax in the eligible years. The Company has the right to apply for asset tax refund of Ps.334,800, as shown below:

Expiration year	Recoverable asset tax
2010	Ps.	33,974
2012	70,631
2013	89,794
2014	68,079
2015	72,322
	Ps.	334,800

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

14.                              INCOME TAX (continued)

D)                FLAT RATE BUSINESS TAX

The Flat Rate Business Tax Law was published on October 1, 2007, and is effective starting January 1, 2008. This law is applicable to individuals and companies with permanent establishment in Mexico, and its consolidation is not allowed. The flat tax for the period is calculated by applying the tax rate of 17.5% (16.5% and 17% for 2008 and 2009, respectively) to income determined based on cash flow; such income is determined by deducting the authorized expenses from total income from taxed activities. From this result, the flat tax credits are deducted, according to the applicable laws.

The flat tax determined for a fiscal year can be credited against current income tax for the same year. When the amount of flat tax exceeds current income tax, then the total flat tax amount will be paid as a final payment and its crediting will not be allowed in future years.

Based on financial and tax projections, the Company considers that this tax will not have an impact in its results of operation, since the Company will essentially pay income tax.

15.                              FOREIGN CURRENCY

A)               EXCHANGE DIFFERENCES

For the years ended December 31, 2006, 2007 and 2008, the effects of exchange rate fluctuations on the Company’s monetary assets and liabilities were recognized as follows:

	2006		2007		2008
Exchange differences arising from foreign currency liabilities accounted for as a hedge of the Company’s net investment in foreign subsidiaries recorded directly to stockholders’ equity as an effect of foreign currency translation adjustments	Ps.	(79,424)	Ps.	(56,526)	Ps.	(1,288,778)
Exchange differences arising from foreign currency transactions credited (charged) to income	(19,363)		72,129		255,530
	Ps.	(98,787)	Ps.	15,603	Ps.	(1,033,248)

B)                 FOREIGN CURRENCY POSITION

As of December 31, 2007 and 2008, monetary assets and liabilities held or payable in U.S. dollars are summarized below:

	Thousands of U.S. dollars
	2007		2008
In companies located in Mexico:
Assets:
Current	U.S.$	1,477	U.S.$	5,866
Non-current	—		71
Liabilities:
Current	(52,798)		(886,900)
Long-term	(505,041)		(497,038)
	U.S.$	(556,362)	U.S.$	(1,378,001)

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

15.                              FOREIGN CURRENCY (continued)

	Thousands of U.S. dollars
	2007		2008
In foreign companies:
Assets:
Current	U.S.$	289,361	U.S.$	331,399
Non-current		7,178		9,129
Liabilities:
Current		(403,057)		(443,995)
Long-term		(258,683)		(262,933)
	U.S.$	(365,201)	U.S.$	(366,400)

Additionally, the Company and its subsidiaries had instruments to protect against exchange risks as described in Note 17.

At December 31, 2007 and 2008, the exchange rates used to translate U.S. dollar assets and liabilities were Ps.10.92 and Ps.13.83, respectively. On June 29, 2009, date of issuance of these financial statements, the exchange rate for the U.S. dollar was Ps.13.18.

During October 2008, the Mexican peso experienced a devaluation against various foreign currencies. With respect to U.S. dollar, the exchange rate fell approximately 27% with respect to the exchange rate as of December 31, 2007. This situation caused the Company to incur in an exchange loss of Ps.1,033,248 as of December 31, 2008, from which Ps.1,288,788 is recognized in Foreign currency translation adjustments within stockholders’ equity.

For the years ended December 31, 2006, 2007 and 2008, the Company’s Mexican subsidiaries had transactions in U.S. dollars as follows:

	Thousands of U.S. dollars
	2006		2007		2008
Flour sales and others	U.S.$	—	U.S.$	(9,641)	U.S.$	(24,096)
Corn purchases and other inventories		144,453		184,446		225,883
Interest expense		38,222		40,028		35,740
Purchases of plant and equipment		300		1,232		1,913
Services		6,771		5,891		6,975
	U.S.$	189,746	U.S.$	221,956	U.S.$	246,415

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

15.                              FOREIGN CURRENCY (continued)

As of December 31, 2007 and 2008, the consolidated non-monetary assets of foreign origin are summarized as follows:

	2007		2008
	Foreign currency (thousands)	Year-end exchange rate	Foreign currency (thousands)	Year-end exchange rate
U.S. dollars	925,439	10.92	972,221	13.83
Swiss francs	31,938	9.64	22,634	12.94
Euros	31,547	15.9334	29,469	19.297
Venezuelan bolivars	457,391,236	0.0051	674,328,456	0.0064
Australian Dollars	62,543	9.5910	114,816	9.5607
Yuans	207,976	1.4951	233,003	2.0246
Pounds sterling	10,167	21.7144	12,843	19.9512
Malaysian Ringgit	10,022	3.2879	8,399	3.977
Canadian dollars	443	11.06	327	11.29
Costa Rican colons	58,130,829	0.0210	76,571,625	0.0249

16.          SEGMENT INFORMATION

The Company’s reportable segments are strategic business units that offer different products in different geographical regions. These business units are managed separately because each business segment requires different technology and marketing strategies.

The Company’s reportable segments are as follows:

•      Corn flour and packaged tortilla division (United States and Europe) — manufactures and distributes more than 20 varieties of corn flour that are used mainly to produce and distribute different types of tortillas and tortilla chip products in the United States. The main brands are MASECA for corn flour and MISSION and GUERRERO for packaged tortillas.

•      Corn flour division (Mexico) — engaged principally in the production, distribution and sale of corn flour in Mexico under the MASECA brand. Corn flour produced by this division is used mainly in the preparation of tortillas and other related products.

•      Corn flour, wheat flour and other products division (Venezuela) — engaged mainly in producing and distributing grains, used principally for industrial and human consumption. The main brands are JUANA, TIA BERTA and DECASA for corn flour; ROBIN HOOD and POLAR for wheat flour; MONICA for rice and LASSIE for oats.

•      “Other” division — represents those segments amounting to less than 10% of the consolidated total. These segments are: corn flour and other products division in Central America, wheat flour division in Mexico, packaged tortillas division in Mexico, wheat flour tortillas and snacks division in Asia and Oceania and technology and equipment division. The corn flour and other products division in Central America is engaged in the production and marketing of corn products, snacks and preserves. The wheat flour division in Mexico is engaged in the production and local marketing of wheat flour in this country. The packaged tortilla division in Mexico produces and distributes packaged tortillas. The Asia and Oceania division produces and distributes wheat flour tortillas and snacks. The technology and equipment division conducts research and development regarding flour and tortilla manufacturing equipment, produces machinery for corn flour and tortilla production and is engaged in the construction of the Company’s corn flour manufacturing facilities.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

16.          SEGMENT INFORMATION (continued)

•      The “Other reconciling items” row includes the corporate expenses and the elimination of inter-business unit transactions.

All inter-segment sales prices are market-based. The Company’s management evaluates performance based on operating income of the respective business units.

Summarized financial information concerning the Company’s reportable segments is shown in the following tables.

Segment information as of and for the year ended December 31, 2006:

Segment	Net sales to external customers		Inter- segment net sales		Operating income (loss)		Depreciation and amortization
Corn flour and packaged tortilla division (United States and Europe)	Ps.	16,167,983	Ps.	1,703	Ps.	942,332	Ps.	609,689
Corn flour division (Mexico)	7,379,404		286,670		854,034		290,697
Corn flour, wheat flour and other products (Venezuela)	3,874,434		—		119,039		126,555
Other	4,750,825		1,057,508		190,200		179,180
Other reconciling items	17,309		(1,345,881)		(233,772)		56,178
Total	Ps.	32,189,955	Ps.	—	Ps.	1,871,833	Ps.	1,262,299

Segment	Total assets		Total liabilities		Expenditures for fixed assets
Corn flour and packaged tortilla division (United States and Europe)	Ps.	11,878,285	Ps.	4,882,504	Ps.	1,324,431
Corn flour division (Mexico)	9,307,310		2,138,297		350,785
Corn flour, wheat flour and other products (Venezuela)	3,202,635		1,899,731		101,512
Other	5,875,400		2,048,978		493,821
Other reconciling items	1,488,771		2,880,640		(126,493)
Total	Ps.	31,752,401	Ps.	13,850,150	Ps.	2,144,056

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

16.          SEGMENT INFORMATION (continued)

Segment information as of and for the year ended December 31, 2007:

Segment	Net sales to external customers		Inter- segment net sales		Operating income (loss)		Depreciation and amortization
Corn flour and packaged tortilla division (United States and Europe)	Ps.	17,402,790	Ps.	3,363	Ps.	919,344	Ps.	633,884
Corn flour division (Mexico)	8,606,160		405,835		786,378		247,949
Corn flour, wheat flour and other products (Venezuela)	3,862,214		—		58,050		90,872
Other	5,971,831		915,188		209,614		196,158
Other reconciling items	(26,949)		(1,324,386)		(99,518)		9,934
Total	Ps.	35,816,046	Ps.	—	Ps.	1,873,868	Ps.	1,178,797

Segment	Total assets		Total liabilities		Expenditures for fixed assets
Corn flour and packaged tortilla division (United States and Europe)	Ps.	12,675,499	Ps.	4,955,944	Ps.	1,049,192
Corn flour division (Mexico)	8,864,109		2,032,640		257,170
Corn flour, wheat flour and other products (Venezuela)	2,893,111		1,732,019		72,739
Other	7,400,327		3,772,000		924,916
Other reconciling items	2,077,656		2,840,900		(81,114)
Total	Ps.	33,910,702	Ps.	15,333,503	Ps.	2,222,903

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

16.          SEGMENT INFORMATION (continued)

Segment information as of and for the year ended December 31, 2008:

Segment	Net sales to external customers		Inter- segment net sales		Operating income (loss)		Depreciation and amortization
Corn flour and packaged tortilla division (United States and Europe)	Ps.	19,331,804	Ps.	23,794	Ps.	983,501	Ps.	744,390
Corn flour division (Mexico)	8,709,122		433,086		1,317,689		304,327
Corn flour, wheat flour and other products (Venezuela)	8,727,009		—		829,527		145,535
Other	7,986,032		1,017,753		174,216		224,444
Other reconciling items	38,605		(1,474,633)		(37,953)		(8,276)
Total	Ps.	44,792,572	Ps.	—	Ps.	3,266,980	Ps.	1,410,420

Segment	Total assets		Total liabilities		Expenditures for fixed assets
Corn flour and packaged tortilla division (United States and Europe)	Ps.	16,664,516	Ps.	6,397,744	Ps.	1,321,402
Corn flour division (Mexico)	9,186,945		2,096,549		139,156
Corn flour, wheat flour and other products (Venezuela)	5,804,022		3,452,650		261,733
Other	9,094,427		5,999,723		1,027,653
Other reconciling items	3,684,767		17,206,461		(53,200)
Total	Ps.	44,434,677	Ps.	35,153,127	Ps.	2,696,744

The following table presents the details of “Other reconciling items” for operating income:

Other reconciling items	2006		2007		2008
Corporate expenses	Ps.	(125,579)	Ps.	(126,757)	Ps.	(99,018)
Elimination of inter-business unit transactions	(108,193)		27,239		61,065
Total	Ps.	(233,772)	Ps.	(99,518)	Ps.	(37,953)

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

16.          SEGMENT INFORMATION (continued)

Additionally, a summary of information by geographic segment is as follows:

	2006		%	2007		%	2008		%
NET SALES:
United States and Europe	Ps.	16,167,983	50	Ps.	17,402,790	48	Ps.	19,331,804	43
Mexico	9,976,597		31	11,651,844		33	12,784,001		29
Venezuela	3,874,434		12	3,862,214		11	8,727,009		19
Central America	1,862,648		6	2,076,158		6	2,948,721		7
Asia and Oceania	308,293		1	823,040		2	1,001,037		2
	Ps.	32,189,955	100	Ps.	35,816,046	100	Ps.	44,792,572	100

IDENTIFIABLE ASSETS:
United States and Europe	Ps.	11,878,285	37	Ps.	12,675,499	37	Ps.	16,664,516	37
Mexico	14,359,434		46	14,920,029		44	16,965,087		38
Venezuela	3,202,635		10	2,893,111		9	5,804,022		13
Central America	1,401,609		4	1,689,943		5	2,477,969		6
Asia and Oceania	910,438		3	1,732,120		5	2,523,083		6
	Ps.	31,752,401	100	Ps.	33,910,702	100	Ps.	44,434,677	100

CAPITAL EXPENDITURES:
United States and Europe	Ps.	1,324,431	62	Ps.	1,049,192	48	Ps.	1,321,402	49
Mexico	300,362		14	259,430		12	205,036		8
Venezuela	101,512		5	72,739		3	261,733		10
Central America	149,195		7	143,070		6	304,941		11
Asia and Oceania	268,556		12	698,472		31	603,632		22
	Ps.	2,144,056	100	Ps.	2,222,903	100	Ps.	2,696,744	100

17.          FINANCIAL INSTRUMENTS

A)               FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, refundable taxes, trade accounts payable, short-term bank loans, current portion of long-term debt and accrued liabilities and other payables approximate their fair value, due to their short maturity. In addition, the net book value of accounts and notes receivable and refundable taxes represent the expected cash flow to be received.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

17.          FINANCIAL INSTRUMENTS (continued)

The Company has negotiable securities called interest and capital (TICC) bonds for a nominal amount of U.S.$11.1 million, with annual interest of 5.25% and maturing in March 2019. The fair value of these instruments amounted to Ps.146,218. The unfavorable effect due to changes in the fair value of the outstanding contracts was Ps.17,516, which was recognized in income.

The estimated fair value of the Company’s financial instruments is as follows:

	Carrying amount		Fair value
At December 31, 2007:

Liabilities: Perpetual bonds in U.S. dollars bearing fixed interest at an annual rate of 7.75%	Ps.	3,276,000	Ps.	3,213,789
Non-current portion of long-term debt	3,637,173		3,637,173
Liabilities: Derivative financial instruments – exchange rate	16,825		16,825
Liabilities: Derivative financial instruments – interest rate	8,731		8,731
Asset: Derivative financial instruments – interest rate	15,022		15,022
Asset: Derivative financial instruments – commodities	4,510		4,510
Asset: Interest and capital (TICC) bonds	44,389		44,389

	Carrying amount		Fair value
At December 31, 2008:

Liabilities: Perpetual bonds in U.S. dollars bearing fixed interest at an annual rate of 7.75%	Ps.	4,149,000	Ps.	2,396,048
Non-current portion of long-term debt	7,579,068		7,579,068
Liabilities: Derivative financial instruments – exchange rate	11,230,170		11,230,170
Liabilities: Derivative financial instruments – corn	279,233		279,233
Liabilities: Derivative financial instruments – other raw materials	108,685		108,685
Liabilities: Derivative financial instruments – interest rate	27,741		27,741
Asset: Derivative financial instruments – corn	13,086		13,086
Asset: Derivative financial instruments – other raw materials	2,059		2,059
Asset: Interest and capital (TICC) bonds	146,218		146,218

The fair values of debt and derivative financial instruments were determined by the Company based on available market prices and estimates using market data information and appropriate valuation methodologies for the same or similar instruments..

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

17.          FINANCIAL INSTRUMENTS (continued)

B)                        FINANCIAL RISKS

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), global changes in the supply/demand created by population growth, competitors and global production of similar harvests. We hedge a part of our production requirements through futures contracts and options in order to reduce the risk generated by the fluctuations in price and supply of corn, wheat, natural gas, and diesel, risks that exist as an ordinary part of the business. As of December, 31, 2008, the open positions of these instruments were valued at their fair value. The derivative financial instruments that were recorded for accounting purposes as hedges resulted in a unfavorable effect of Ps.103,896 which was recognized in comprehensive income within shareholders equity. The financial instruments that did not qualify as hedges for accounting purposes resulted in an unfavorable effect of Ps.295,092, which was recognized in income. As of December 31, 2008, these instruments had not affected the Company’s cash flow.

Certain foreign exchange derivative transactions were entered into for trading purposes, which as of the end of December 2008, were primarily referenced to Mexican peso/U.S. dollar and U.S. dollar/Euro exchange rates. The fair value of these derivative instruments can decrease or increase in the future before their settlement date. Changes in the currency exchange rates can be the result of, among other things, changes in economic conditions, tax and foreign exchange currency policies, volatility, liquidity in the global markets, and local and international political events.

These foreign exchange financial instruments were valued in accordance with their estimated fair value. This estimated fair value represents the amount through which a financial asset may be exchanged or a financial liability be paid, between interested and willing parties in an orderly transaction, based on the information given by the financial counterparties participating in these trades. As of December 31, 2008, the open positions of these instruments represented a net loss of approximately Ps.11,230,170. The total loss was recognized in income of the year ended December 31, 2008. At that same date, these instruments did not have an effect on cash flow for the Company. As of March 23, 2009, the majority of these positions were closed as it is described in Note 20.

As of December 31, 2008, the Company has complied with all obligations under its derivative financial instrument contracts.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

17.          FINANCIAL INSTRUMENTS (continued)

C)                        QUANTITATIVE INFORMATION

As of December 31, 2008, the foreign exchange derivative financial instruments are summarized as follows:

	Purchase	Purpose:		Notional Amount		Underlying			Installments
Derivative	/ Sale	Hedging/ Trading	Currency	(thousands of U.S. Dollar)*		Asset Value	Fair Value		2009		2010		2011
Forwards	Sale	Trading	USD–MXN	U.S.$	712,900	15.0965	Ps.	(3,125,165)	Ps.	(437,670)	Ps.	(618,396)	Ps.	(2,069,099)
Structures	Sale	Trading	USD–MXN	110,500		14.1751	(7,708,933)		(5,275,600)		(2,335,266)		(98,067)
Structures	Purchase	Trading	EUR–USD	16,636		1.3444	(396,072)		(361,329)		(34,743)		—
			Total	U.S.$	840,036		Ps.	(11,230,170)	Ps.	(6,074,599)	Ps.	(2,988,405)	Ps.	(2,167,166)

(*) The reported notional value of US$840,036 thousand dollars is the nominal value used to calculate the payment of the weekly, monthly or quarterly fixings of the maturities of the different structures in the future years. Certain of these instruments have leverage features requiring payouts by the Company based on increased notional amounts.

The operations that terminated during the year 2008 in foreign exchange derivative financial instruments resulted in a loss of Ps.3,479,549.

As of December 31, 2008, the derivative financial instruments for corn futures contracts are summarized as follows:

Derivative	Purpose Hedging/Trading	Notional Amount Bushells	Underlying Asset Value	Fair Value		Installments 2009		Collateral / Lines of Credit / Guarantees
Futures (Bushels)	Hedging	5,730,000	58.8959	Ps.	13,086	Ps.	13,086	Ps.	23,774
Futures (Bushels)	Hedging	5,705,000	58.9731	(225,282)		(225,282)		23,670
Futures (Bushels)	Hedging	3,045,000	56.2881	(26,342)		(26,342)		39,338
Futures (Bushels)	Hedging	2,950,000	57.7817	(27,608)		(27,608)		38,110
	Total	17,430,000		Ps.	(266,146)	Ps.	(266,146)	Ps.	124,892

The operations that terminated during 2008 with respect to corn futures contracts represented an unfavorable effect of Ps.21,762.

D)               CONCENTRATION OF RISK

The financial instruments that are potentially subject to a concentration of risk are principally cash, cash equivalents and trade accounts receivable. The Company deposits its cash and cash equivalents in recognized financial institutions. The concentration of the credit risk with respect to trade receivables is limited since the Company sells its products to a large number of customers located in different parts of Mexico, the United States, Central America, Venezuela, Europe, Asia and Oceania. The Company maintains reserves for potential credit losses.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

17.                               FINANCIAL INSTRUMENTS (continued)

Operations in Venezuela represented approximately 19% of net sales in 2008. In recent years, political and social instability has prevailed in Venezuela. This severe political and civil uncertainty represents a risk to the business in this country, which cannot be controlled or measured accurately. For instance, as a result of the nationwide general strike that took place from December 2002 to February 2003, the Company’s operations in Venezuela temporarily ceased for approximately 14 days. In response to the general strike and in an effort to shore up the economy and control inflation, since 2003 Venezuelan authorities imposed foreign exchange and price controls on certain products. These foreign exchange controls may limit the Company’s capacity to convert bolivars to other currencies and also transfer funds outside Venezuela. In February 2003, the Venezuelan government set a single fixed exchange rate for the bolivar against the U.S. dollar of 1,600 bolivars to U.S.$1.00. Later, in February 2004 the Venezuelan government set a new fixed exchange rate of 1,920 bolivars to U.S.$1.00. Additionally, in February 2003 the government of Venezuela established price controls for certain products such as corn flour and wheat flour, which could limit the Company’s ability to increase prices in order to compensate for the higher costs of raw materials. In March 2005, the government established a new exchange rate of 2,150 bolivars per U.S. dollar. The financial situation and results of the Company might be negatively affected due to the fact that (i) a part of its sales is denominated in bolivars, (ii) the subsidiaries in Venezuela make products that are subject to price controls, and (iii) it might be difficult for Venezuelan subsidiaries to pay dividends, as well as to import some of their requirements of raw materials as a result of the foreign exchange control.

The current president in Venezuela was reelected for a second term in December 2006; thus, the civil and political uncertainty will continue during the next six-year term. Additionally, starting 2007 the current president was granted by the legislative power of this country with extraordinary faculties to legislate by decree for a period of 18 months in several strategic areas, which could result in certain structural changes in the economical and social policies in Venezuela, thus increasing the uncertainty in that country.

E)                 OTHER RELEVANT EVENTS

Starting September 2008, the exchange markets that have prevailed in Mexico and in the entire world, experienced a depreciation of the Mexican peso against the U.S. dollar. This depreciation and the leverage features included in certain of the Company’s derivative financial instruments generated exchange losses with respect to the Company’s net liability position in foreign currency in the amount of Ps.1,033,248 as of December 31, 2008, from which Ps.1,288,788 was recognized in Foreign currency translation adjustments within stockholders’ equity.

Additionally, the depreciation of the Mexican peso with respect to U.S. dollar caused losses in the valuation of the exchange rate derivative instruments.

18.                               RELATED PARTY TRANSACTIONS

Starting January 1, 2007, MFRS C-13 “Related Parties” became effective. This MFRS extends the definition (scope) of related parties and increases the disclosure requirements.

As of December 31, 2007 and 2008, the Company owned 8.6232% and 8.7966% interest in GFNorte, respectively, a Mexican financial institution. In the normal course of business, the Company obtains long-term financing from GFNorte and other subsidiaries of that institution at market rates and terms. During 2008, the Company did not obtain financings from GFNorte’s subsidiaries.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

The Company has insurance contracts with Seguros Banorte Generali, S.A. de C.V. (subsidiary of GFNorte) in order to manage different risks in some of its subsidiaries. As of December 31, 2007 and 2008, the Company paid insurance premiums of approximately Ps.30,652 and Ps.49,488, respectively.

18.                               RELATED PARTY TRANSACTIONS (continued)

As of December 31, 2007 and 2008, the Company had accounts payable to Archer-Daniels-Midland (ADM) included in trade accounts payable for Ps.162,851 and Ps.135,307, respectively. Additionally, during 2007 and 2008, the Company purchased inventory ingredients from ADM amounting to Ps.1,455,155 (U.S.$133 million) and Ps.2,436,716 (U.S.$183 million), respectively. ADM is a North American company associated with the Company in some of its subsidiaries.

As of December 31, 2007 and 2008, the Company had accounts receivable from different companies related to the minority stockholder of the Venezuelan subsidiaries for Ps.3,164 and Ps.84,146, respectively. Additionally, the Company had accounts payable included in trade accounts of Ps.11,006 and Ps.12,375, respectively.

19.                               NEW ACCOUNTING PRONOUNCEMENTS

The Mexican Financial Reporting Standards Board issued a series of Financial Reporting Standards (MFRS) and their interpretations (INIF) during the last months of the year 2008. These standards will become effective starting January 1, 2009, and for INIF 14, January 1, 2010. Management considers these MFRS and their interpretations will not have a significant effect in the financial information of the Company, as explained bellow:

MFRS B-7 “Business acquisitions” — Establishes the general standards for valuation and disclosure of the initial recognition of the net assets at acquisition date, as well as the ownership of minority stockholders and other items that may arise, such as goodwill and purchase gain. This standard supersedes Bulletin B-7 “Business acquisitions”, which was effective until December 31, 2008.

MFRS B-8 “Consolidated and combined financial statements” — Establishes the general standards for the preparation and presentation of consolidated and combined financial statements as well as the disclosures required for such financial statements. This MFRS supersedes Statement B-8 “Consolidated and combined financial statements and valuation of investments in common stock”, which was effective until December 31, 2008.

MFRS C-7 “Investment in associates and other permanent investments” — Establishes the standards for the accounting recognition of the investments in associated companies, as well as other permanent investments where no control, joint control or significant influence is present.

MFRS C-8 “Intangible Assets” — Establishes the valuation, presentation and disclosure rules for the recognition both initial and subsequent of the intangible assets acquired individually or through a business acquisition, or internally generated during the normal course of the entity’s operations. This MFRS supersedes Bulletin C-8 “Intangible Assets”, which was effective until December 31, 2008.

MFRS D-8 “Share-based payments” — Establishes the standards for the recognition of share-based payments in the financial information. This MFRS supersedes the supplemental application in Mexico of the IFRS-2 “Shared-based payments” issued by the International Accounting Standards Board.

Also, the CINIF has issued the following interpretation to the Financial Reporting Standards (INIF):

INIF 14 “Contracts on construction, sale and rendering of services related to real estate”, complements the standards contained in Statement D-7 “Contracts on construction and manufacturing of some capital assets”. This interpretation will become effective starting January 1, 2010 for all the entities celebrating contracts on construction, sale and rendering of services related to real estate. Early adoption is allowed.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

20.                               SUBSEQUENT EVENTS

On March 23, 2009, the Company and some Derivative Counterparties agreed to terminate some derivative instruments and fixed the total amount of such obligations payable by the Company to the Derivative Counterparties at U.S.$668.3 million, which represents approximately 87% of the market value of all foreign exchange derivative obligations at that date. The Company and the Derivative Counterparties have agreed to negotiate in good faith to convert the Termination Amounts into a secured term loan within 120 days following March 23, 2009 (the “Financing”). Pursuant to the Term Sheet, the Company is required to pay interest on the Termination Amount at the rate of 1 month LIBOR + 1% for the first six weeks following March 23, 2009, and LIBOR + 2.875% thereafter. Following the expiration of the 120-day period contemplated by the Term Sheet, the Company will be required to pay default interest on the Termination Amount at the rate of 2% + LIBOR + 2.875%. As a condition of the Financing, the Company intends to terminate its other outstanding foreign exchange derivative instruments and also intends to enter into agreements to amend and restate its existing debt obligations under its 5-year revolving credit facility and its 2008 Peso Facility.

At the date of authorization of these consolidated financial statements, the fair value of the open positions (liability) for foreign exchange derivative financial instruments amounted to Ps.906,951 (U.S.$68.1 million).

21.                               DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican FRS, which differ in certain significant respects from U.S. GAAP.

Starting January 1, 2008, under Mexican FRS, the Company adopted the provisions of MFRS B-10, “Effects of Inflation”, which replaces the previous Bulletin B-10, “Recognition of the Effects of Inflation in Financial Information”. MFRS B-10 establishes standards for recognizing the effects of inflation in an entity’s financial statements as measured by changes in a general price index only, eliminating the use of any other valuation method established in the previous Bulletin B-10. MFRS B-10 also provides criteria for identifying both inflationary and non-inflationary economic environments, and provides guidelines to cease or start recognizing the effects of inflation in financial statements when the general price index applicable to a specific entity is up to or above 26%, respectively, in a cumulative three-year period. Upon adoption, MFRS B-10 includes an option for the accounting treatment of the result from holding non-monetary assets recognized by an entity as accumulated other comprehensive income or loss under previous guidelines by either recycling this result from stockholders’ equity to income as it is realized, or reclassifying the outstanding balance of such result to retained earnings in the period in which this standard becomes effective. Since the cumulative inflation in Mexico measured by the National Consumer Price Index in the three-year period ended December 31, 2007 was below 26%, the Company ceased recognizing the effects of inflation in the financial statements of its Mexican subsidiaries beginning January 1, 2008. In addition, the Company elected to reclassify to retained earnings the initial accumulated gain or loss from holding of non monetary assets. The Company does not provide a reconciliation between reported amounts and amounts that would have been reported under U.S. GAAP in reliance on the accommodation provided by Form 20-F for this item.

The principal differences between Mexican FRS and U.S. GAAP and the effect on consolidated net income and consolidated stockholders’ equity are presented below, with an explanation of the adjustments.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.                               DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

Reconciliation of net income:

	Years ended December 31,
	2006		2007		2008
Net majority income (loss) under Mexican FRS	Ps.	1,601,125	Ps.	2,233,321	Ps.	(12,339,758)
U.S. GAAP adjustments:
Depreciation expense (see C)	(69,803)		(71,722)		(78,909)
Impairment loss in the carrying value of idle assets (see C)	14,814		20,838		18,334
Preoperating expenses and other deferred costs (see D)	(3,435)		10,461		(229)
Capitalized comprehensive financing costs (see E)	3,387		3,346		3,346
Sale-leaseback transaction (see F):
Interest expense	(11,431)		(8,976)		(2,667)
Rental and depreciation expense, net	2,713		590		3,431
Deferred income taxes (see H)	(101,303)		(177,829)		32,843
Deferred employees’ statutory profit sharing (see L)	510		(609)		2,806
Net gain from sale of associated company’s shares (see N)	10,810		13,281		—
Effect of U.S. GAAP adjustments on equity method investee (see N)	(19,011)		(18,885)		(53,310)
Negative goodwill (see I):
Depreciation expense	62,538		61,793		61,793
Goodwill and indefinite-lived intangible assets (see J)	(6,540)		—		—
Extinguishment of debt (see K)	14,371		14,205		14,251
Debt issuance costs (see K)	2,224		1,148		1,033
Labor obligations (See L)	—		—		13,051
Fair value measurements (See M)	—		—		537,749
Monetary position loss resulting from U.S. GAAP adjustments	(17)		(9)		—
Effects of restatement (see A)	(17,878)		—		—
Total U.S. GAAP adjustments	(118,051)		(152,368)		553,522
Minority interest (see B)	19,793		26,809		7,296
Net income (loss) under U.S. GAAP	Ps.	1,502,867	Ps.	2,107,762	Ps.	(11,778,940)
Basic and diluted earnings (loss) per share (in pesos)	Ps.	3.13	Ps.	4.37	Ps.	(20.85)
Weighted average shares outstanding (thousands)	480,007		482,506		564,853

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.                               DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

Reconciliation of stockholders’ equity:

	As of December 31,
	2007		2008
Stockholders’ equity under Mexican FRS	Ps.	18,577,199	Ps.	9,281,550
U.S. GAAP adjustments:
Property, plant and equipment (see C)	911,194		850,619
Preoperating expenses and other deferred costs (see D)	(446)		(675)
Capitalized comprehensive financing cost (see E)	(3,346)		—
Sale-leaseback transaction (see F)	(97,384)		(122,990)
Goodwill (see G)	(172,951)		(172,951)
Deferred income taxes (see H)	(296,093)		92,172
Deferred employees’ statutory profit sharing (see L)	—		(48,495)
Equity method investee (see N)	2,802		33,801
Negative goodwill (see I)	(722,854)		(661,061)
Goodwill and indefinite-lived intangible assets (see J)	190,588		190,588
Extinguishment of debt (see K)	(242,263)		(228,013)
Debt issuance costs (see K)	(724)		309
Labor obligations (see L)	—		(87,863)
Fair value measurements (See M)	—		551,735
U.S. GAAP adjustments attributable to minority interest	(146,984)		(119,673)
Minority interest under Mexican FRS (see B)	(2,881,989)		(3,642,253)
Total U.S. GAAP adjustments	(3,460,450)		(3,364,750)
Stockholders’ equity under U.S. GAAP	Ps.	15,116,749	Ps.	5,916,800

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

	2007		2008
Beginning balance	Ps.	13,929,767	Ps.	15,116,749
Stock issuance	—		2,111,060
Net purchases and sales of Company’s common stock	(35,430)		(11,561)
Dividends paid	(423,625)		—
Cumulative effect of change in accounting for deferred profit sharing	—		(296,027)
Derivative financial instruments	35,065		(131,699)
Recognition of inflation effects for the year	(832,483)		—
Equity ownership from associated company	—		(18,924)
Labor obligation adjustments (net of income tax)	(18,938)		(23,627)
Foreign currency translation adjustments	354,631		949,769
Net income (loss) for the year	2,107,762		(11,778,940)
Ending balance	Ps.	15,116,749	Ps.	5,916,800

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.                               DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

A)                EFFECTS OF RESTATEMENT

As disclosed in Note 2-E, until December 31, 2007, under Mexican FRS, the Company restated information from prior periods for comparison purposes to information of the most current period presented, based on a weighted average restatement factor that reflected the relative inflation and currency exchange movements of the countries in which the Company operates. This restatement did not meet the Regulation S-X requirement that the financial statements be stated in the same currency for all periods, because changes in foreign currency exchange rates are included in the restatement factor. Starting January 1, 2008, under Mexican FRS and in accordance with INIF 9 “Presentation of Financial Statements from Earlier Periods due to the Adoption of MFRS B-10”, the Company has included the financial statements for earlier periods expressed in thousands of Mexican pesos of purchasing power as of December 31, 2007. The U.S. GAAP adjustments to net income for the year 2006 reflect the difference between restating this prior period, including the U.S. GAAP adjustments, to December 31, 2007 pesos utilizing the Mexican NCPI and the weighted average restatement factor. See Note 21-S for summarized financial information prepared on a U.S. GAAP basis.

B)                 MINORITY INTEREST

Under Mexican FRS, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders’ equity in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

C)                 PROPERTY, PLANT AND EQUIPMENT

Until December 31, 2007, under Mexican FRS, the Company used a specific index, which contemplated inflation and currency exchange movements in the restatement and related depreciation expense for machinery and equipment of foreign origin. For U.S. GAAP purposes, the use of the specific index, which contemplates currency exchange variations, is not in accordance with the historical cost concept nor does it present financial information in a constant reporting currency.

Upon the adoption of MFRS B-10, starting January 1, 2008, the Company ceased the use of a specific index for the restatement of machinery and equipment of foreign origin. Therefore, the U.S. GAAP adjustments refer solely to the accumulated effect as of December 31, 2007. Under U.S. GAAP, the adjustment for restating fixed assets of foreign origin utilizing the Mexican NCPI as of December 31, 2007 and 2008 increases stockholders’ equity by Ps.1,001,647 and Ps.937,987, respectively.

Under Mexican FRS, depreciation on idle equipment is not required if the carrying value is expected to be recovered and is subject to an impairment review. Under U.S. GAAP, these assets should continue to be depreciated and subject to an impairment review. Therefore, the adjustment to property, plant and equipment decreases stockholders’ equity as of December 31, 2007 and 2008 by Ps.220,764 and Ps.236,013, respectively.

Under Mexican FRS, the Company recognized impairment losses in the value of certain idle assets that were not depreciated. Under U.S. GAAP, no impairment was recognized given that the depreciation of these assets had not ceased; consequently, the carrying value under U.S. GAAP was lower than Mexican FRS and the impairment recognized for Mexican FRS purposes was reversed. Therefore, the adjustment to property, plant and equipment increases stockholders’ equity as of December 31, 2007 and 2008 by Ps.130,311 and Ps.148,645, respectively.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

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

The U.S. GAAP equity adjustments of Ps.446 and Ps.675 decrease intangible assets presented in the balance sheets as of December 31, 2007 and 2008, respectively.

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

F)                  SALE-LEASEBACK TRANSACTION

Under Mexican FRS, a sale-leaseback transaction that involves real estate was recognized with the use of the general criteria established for capital and operating lease transactions. Based upon these criteria, a sale-leaseback of real estate was recorded by the Company as an operating lease. Under U.S. GAAP, Statement of Financial Accounting Standards (“SFAS”) No. 98, such a transaction was recognized as a financing lease because a continuing involvement from the seller-lessee is present, and consequently, the risks and benefits of the property are not transferred to the buyer-lessor. The lease had an original 15-year term with an effective date of May 1, 1996; however, on April 30, 2008, the Company executed the early purchase option on the lease and finished this arrangement. Therefore, as of December 31, 2007 the U.S. GAAP adjustment reflected increases in fixed assets, net, of Ps.7,688 (net of accumulated depreciation of Ps.97,384), and debt increases of Ps.105,072.  As of December 31, 2008 under both Mexican FRS and U.S. GAAP it is now being accounted for as a fixed asset and the adjustment to property, plant and equipment decrease stockholders’ equity as of December 31, 2008 by Ps.122,990, as a result of a higher accumulated depreciation for U.S. GAAP purposes.

G)                 AMORTIZATION OF GOODWILL

Under Mexican FRS, until January 1, 2004, the excess of the purchase price over the proportionate book value of net assets acquired was recorded as goodwill for all of the Company’s acquisitions, including common control acquisitions. Under U.S. GAAP, transfers and exchanges between enterprises under common control are accounted for on a carry-over basis, and therefore, no such goodwill would be recorded.  The U.S. GAAP equity adjustment of Ps.172,951 decreases goodwill presented in the balance sheet as of December 31, 2007 and 2008. There is no net income reconciliation adjustment in 2006, 2007 and 2008, since the Company ceased amortizing goodwill under Mexican FRS with the adoption of MFRS B-7.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

H)                DEFERRED INCOME TAXES

Under Mexican FRS, the Company adopted the provisions of revised MFRS D-4 for the recognition of deferred tax assets and liabilities. The accounting treatment of MFRS D-4 is in accordance with the comprehensive asset and liability method of SFAS No. 109, “Accounting for Income Taxes”. The U.S. GAAP adjustments to net income and stockholders’ equity reflect the deferred income taxes generated by the other U.S. GAAP adjustments discussed elsewhere herein. Additionally, during 2007, the Company recognized under U.S. GAAP a deferred tax liability of  Ps.122,031, derived from the excess of the amount for financial reporting over the tax basis of the investment in GFNorte. Starting January 1, 2008, with the adoption of new MFRS D-4, the Company recognized this deferred tax liability under Mexican FRS.

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

For both Mexican and U.S. GAAP purposes, the financial statement carrying amounts utilized in the determination of the deferred tax assets and liabilities included the inflation adjustments until December 31, 2007 as described in Note 3-E, and their respective tax bases also included the effects of inflation based on tax regulations.

Income tax expense:

The domestic and foreign components of income before taxes reported under Mexican FRS were as follows:

	Years ended December 31,
	2006		2007		2008
Domestic	Ps.	1,046,635	Ps.	2,151,090	Ps.	(12,919,047)
Foreign	1,069,597		1,153,229		1,535,283
	Ps.	2,116,232	Ps.	3,304,319	Ps.	(11,383,764)

Provisions for domestic federal, foreign federal and state income taxes in the Mexican FRS consolidated statements of income consisted of the following components:

	Years ended December 31,
	2006		2007		2008
Current:	Ps.	165,344	Ps.	390,074	Ps.	97,307
Domestic federal	160,025		205,682		164,006
Foreign federal	30,480		31,919		43,440
Foreign state	Ps.	355,849	Ps.	627,675	Ps.	304,753

Deferred:	Ps.	121,915	Ps.	265,820	Ps.	(310,079)
Domestic federal	(51,802)		30,358		453,713
Foreign federal	6,208		1,857		(13,692)
Foreign state	Ps.	76,321	Ps.	298,035	Ps.	129,942
Total income taxes	Ps.	432,170	Ps.	925,710	Ps.	434,695

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and liabilities at December 31, 2007 and 2008, were as follows:

	2007		2008
Deferred tax assets:
Net operating loss carryforwards and other tax credits (a)	Ps.	188,593	Ps.	514,303
Accrued liabilities	205,881		192,723
Intangible assets (b)	38,693		17,539
Other	128,593		229,295
Total gross deferred tax assets	561,760		953,860

Deferred tax liabilities:
Property, plant and equipment, net (c)	1,855,951		2,197,436
Inventories	164,631		154,338
Investment in partnership and equity method investee	729,064		909,369
Other assets	114,021		156,853
Total gross deferred tax liabilities	2,863,667		3,417,996

Net deferred tax liability under U.S. GAAP	2,301,907		2,464,136
Net deferred tax liability under Mexican FRS	2,005,814		2,556,308
Adjustment for U.S. GAAP	Ps.	296,093	Ps.	(92,172)

(a)          SFAS No. 109 permits a deferred tax asset to be recorded if the asset meets a more likely than not standard (i.e. more than 50 percent likely) that the asset will be realized. Realization of the Company’s net operating loss carryforwards and other tax credits depends on the Company’s ability to generate sufficient future taxable income of the appropriate character within carryforward periods of the jurisdictions in which the net operating losses and other tax credits were incurred. During 2008 a significant increase in net operating loss carryforwards existed, arising from loss of derivative financial instruments (See Note 14-B).  As of December 31, 2007 and 2008, this item includes a valuation allowance of  Ps.103,829 and  Ps.2,859,739 since no sufficient evidence is available that these tax loss carryforwards will be realized.

(b)         Reflects a prepaid asset resulting from an intercompany transaction.

(c)          Principally due to the differences between restated book and tax basis, including depreciation and capitalized interest.

A summary of the deferred tax liability (asset) balances on a U.S. GAAP basis is as follows:

	2007		2008
Current:
Deferred tax asset	Ps.	(334,474)	Ps.	(397,416)
Deferred tax liability	164,631		154,338
	(169,843)		(243,078)
Non-current:
Deferred tax asset	(227,286)		(556,444)
Deferred tax liability	2,699,036		3,263,658
	2,471,750		2,707,214
Total	Ps.	2,301,907	Ps.	2,464,136

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

The provision for income tax on a U.S. GAAP basis was as follows:

	2006		2007		2008

Current	Ps.	(351,607)	Ps.	(627,675)	Ps.	(304,753)
Deferred	(175,508)		(475,864)		(97,099)
	Ps	(527,115)	Ps.	(1,103,539)	Ps.	(401,852)

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

As of December 31, 2007 and 2008, the Company presented a liability for unrecognized tax benefits of  Ps.89,304 and  Ps.121,801, respectively, which included interest and penalties. The following table presents a reconciliation of the Company’s unrecognized tax benefits, excluding interest and penalties (primarily related to the U.S. operations):

	2007		2008
Unrecognized tax benefits at beginning of year	Ps.	58,608	Ps.	83,101
Translation adjustment of the initial balance	—		22,145
Increase as result of tax position taken in the year	26,306		5,325
Increase (decrease) as a result of tax positions taken in prior periods	(1,813)		18,767
Settlements	—		(5,947)
Reductions due to a lapse of the statue of limitations	—		(12,115)
Unrecognized tax benefits at end of year	Ps.	83,101	Ps.	111,276

It is expected that the amount of unrecognized tax benefits will change in the next 12 months; however, the Company does not expect the change to have a significant impact on its consolidated financial position or results of operations. The Company had accrued interest and penalties, net of tax benefit of approximately  Ps.5,558,  Ps.6,203 and  Ps.10,525 related to unrecognized tax benefits for fiscal 2006, 2007 and 2008, respectively.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

The following years remain open to examination and adjustment by the Company’s major tax jurisdictions: United States — 2004 and all following years; Mexico — 2002 and all following years; and Venezuela — 2003 and all following years.

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

I)                NEGATIVE GOODWILL

Under Mexican FRS, until January 1, 2004, the excess of the net book value of identifiable assets acquired over their purchase price was recorded as “Excess of book value over cost of subsidiaries acquired, net” and was amortized over a period of time not to exceed five years. Starting January 1, 2005, MFRS B-7 “Business Acquisitions” became effective and any unamortized negative goodwill existing as of that date was fully amortized to net income.

Under U.S. GAAP, the excess of fair value of acquired net assets over cost is allocated to the book value of the non-monetary assets acquired.  Once the book value has been reduced to zero, any unallocated amounts are recorded in earnings.

As of December 31, 2007 and 2008, the U.S. GAAP equity adjustments of  Ps.722,854 and  Ps.661,061 respectively, decreased the net fixed assets in the same amounts.

J)                    GOODWILL AND INDEFINITE-LIVED INTANGIBLE ASSETS

Under U.S. GAAP, effective January 1, 2002, the Company adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). Under SFAS No. 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed for impairment on an annual basis at the reporting unit level.

Under Mexican FRS, until January 1, 2003, all intangible assets were amortized over their estimated useful life. MFRS C-8, “Intangible Assets”, was adopted starting January 1, 2003, and consequently, certain intangible assets (excluding goodwill) were recognized as having indefinite lives and were no longer amortized. Accordingly, amortization of indefinite-lived intangible assets ceased in 2002 for U.S. GAAP and in 2003 for Mexican FRS. As mentioned in Note 2-K, starting January 1, 2004, under Mexican FRS goodwill should no longer be amortized, but subject to annual impairment tests. Accordingly, goodwill amortization ceased in 2002 for U.S. GAAP and in 2004 for Mexican FRS.

During 2006 the Company recognized in income an impairment loss for certain intangible assets. Under U.S. GAAP, the carrying value of these assets was higher by  Ps.6,540.

The U.S. GAAP equity adjustment of  Ps.190,588 increased goodwill in  Ps.187,897 and intangible assets in  Ps.2,691 as of December 31, 2007 and 2008, as a result of the above items.

K)           EXTINGUISHMENT OF DEBT

In December 2004, the Company issued perpetual notes for a total of  Ps.4,149,000 (U.S. $300,000 thousand) which pay interest quarterly at a 7.75% annual rate. The proceeds were used mainly to repay U.S.$200 million of the 7.625% senior unsecured notes due October 2007. For the early redemption of the senior unsecured notes, the Company paid a premium of  Ps.276,879. Under Mexican FRS, this premium was recognized in intangible assets as debt issuance costs of the perpetual notes and amortized using the straight-line method over a period of 20 years.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

Under U.S. GAAP, this premium was recognized in income. The perpetual notes represented a new debt instrument, since the exchange was not done with the holders of the old senior unsecured notes. In addition, under U.S. GAAP, all previously unamortized debt issuance costs related to the old senior unsecured notes was also written off.

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

In July 2005 the Company obtained a U.S.$250,000 thousand, five-year credit facility, at LIBOR plus 40 basis points for the first year and LIBOR plus 37.5 and 45 basis points for the following years depending on the Company’s leverage. The Company incurred debt issuance costs of  Ps.7,849 related to the new debt. The proceeds were used to repay U.S.$250 million debt which would mature between 2008 and 2009. At the redemption date, the Company had  Ps.10,102 of unamortized debt issuance costs related to this debt. Under Mexican FRS, the unamortized debt issuance costs related to the old debt will continue to be amortized throughout the maturity of the new debt as it has been considered a refinancing of the old debt under MFRS C-9. Debt issuance costs incurred with the issuance of the new debt have been expensed.

Under U.S. GAAP, the unamortized debt issuance costs related to the old debt that was redeemed have been written off and the debt issuance costs incurred with the issuance of the new debt have been capitalized as they relate to a new debt instrument with a different creditor.

L)                   LABOR OBLIGATIONS

Retirement benefits and compensation upon termination of employment (Severance compensation)

Under Mexican FRS, starting January 1, 2008, the Company adopted the provisions of new MFRS D-3, as mentioned in Note 2-M and 10. Under U.S. GAAP, the Company applied the guidelines in SFAS No. 87, “Employers’ Accounting for Pensions” (“SFAS No. 87”) and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS No. 158”). Under SFAS No. 158, the Company recognized as a component of other comprehensive income the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost of the period. As of December 31, 2008, the U.S. GAAP equity adjustment of  Ps.87,863 increased Other liabilities for the same amount.

The disclosures according to SFAS No. 87, 132 and 158 are included below:

The components of the net seniority premium, pension plan and indemnities for dismissal cost for the years ended December 31, were:

	2006		2007		2008
Service cost	Ps.	12,454	Ps.	11,291	Ps.	13,627
Interest cost	4,263		13,189		16,373
Return on plan assets	(6,086)		(2,807)		(3,140)
Curtailment loss	1,328		—		—
Settlement loss	14,378		—		—
Net amortization	7,257		2,168		5,718
Net cost for the year	Ps.	33,594	Ps.	23,841	Ps.	32,578

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

As of December 31, 2007 and 2008, the status of the plan was as follows:

	2007		2008
Actuarial present value of accumulated benefit obligations:
Vested benefit obligation	Ps.	(113,324)	Ps.	(144,155)
Non-vested benefit obligation	(43,385)		(47,951)
	(156,709)		(192,106)
Excess of projected benefit obligation over accumulated benefit obligation	(5,534)		(41,987)
Projected benefit obligation	(162,243)		(234,093)
Plan assets at fair value (trust funds)	34,886		31,753
Labor obligations liability as of year-end	Ps.	(127,357)	Ps.	(202,340)

For the years ended December 31, 2007 and 2008, the changes in projected benefit obligation and plan assets (trust funds) are summarized as follows:

	2007		2008
Projected benefit obligation at beginning of year	Ps.	131,600	Ps.	162,243
Effect of inflation on beginning balance	(6,278)		—
Service cost	11,291		13,627
Interest cost	13,189		16,373
Benefit payments	(25,929)		(37,760)
Actuarial loss	38,370		79,610
Projected benefit obligation at end of year	Ps.	162,243	Ps.	234,093

	2007		2008
Fair value of plan assets at beginning of year	Ps.	33,685	Ps.	34,886
Effect of inflation on beginning balance	(1,607)		—
Return on plan assets	2,808		(2,858)
Benefit payments	—		(275)
Fair value of plan assets at end of year	Ps.	34,886	Ps.	31,753

The weighted average assumptions used to determine obligations at the end of the labor relationship and net periodic benefit cost for the years ended December 31 were as follows:

	2007	2008
Discount rate	8.75%	9.00%
Future increase rate in compensation levels	4.50%	4.50%
Estimated return rate on plan assets	8.75%	9.00%

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

The Company’s weighted average asset allocation by asset category as of December 31 was as follows:

	2007	2008
Equity securities	60%	59%
Fixed rate securities	40%	41%
Total	100%	100%

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

The following table summarizes expected benefit payments from the Company’s plans as follows:

Year	Amount
2009	Ps.	47,383
2010	25,265
2011	26,775
2012	23,624
2013	20,478
Thereafter	90,568

Included in accumulated other comprehensive income at December 31, 2007 and 2008 are the following amounts that have not yet been recognized in net periodic pension cost:

	2007		2008
Unamortized items (*)	Ps.	33,172 (net of income tax of Ps.12,900)	Ps.	62,567 (net of income tax of Ps.38,347)

(*) Comprised of cumulative actuarial losses, net transition liability and prior service cost.

The estimated amount of cumulative net gain that is expected to be amortized from accumulated other comprehensive loss into net periodic pension cost over the next fiscal year is  Ps.5,717.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

Amounts recognized in other comprehensive income included the following components:

	Before tax		Tax effect		After tax
Accumulated other comprehensive income at December 31, 2006	Ps.	(19,769)	Ps.	(5,535)	Ps.	(14,234)

Reclassification adjustment for items included in 2007 net income:
Net cumulative losses	2,087		584		1,503
Net transition liability	1		—		1
Prior service cost	79		22		57

Items arising during 2007:
Net cumulative gain (losses)	(28,366)		(7,942)		(20,424)
Net transition liability	(10)		(3)		(7)
Prior service cost	(94)		(26)		(68)

Accumulated other comprehensive income at December 31, 2007	(46,072)		(12,900)		(33,172)

Reclassification adjustment for items included in 2008 net income:
Actuarial (gains) losses	5,645		2,145		3,500
Transition (asset) liability	71		27		44
Enhancement to the plan	1		—		1

Items arising during 2008:
Actuarial (gains) losses	(60,661)		(27,658)		(33,003)
Transition (asset) liability	102		39		63

Accumulated other comprehensive income at December 31, 2008	Ps.	(100,914)	Ps.	(38,347)	Ps.	(62,567)

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

Deferred employees’ statutory profit sharing (ESPS)

As stated in Note 10-B, under Mexican FRS, the Company adopted the provisions of revised MFRS D-3 and deferred ESPS was recognized starting January 1, 2008 based on the comprehensive asset and liability method, which is consistent with SFAS No. 109. For U.S. GAAP purposes, the Company has historically recognized deferred ESPS, using the comprehensive asset and liability method; however, book values were not restated for the effects of inflation, since per the applicable tax regulation the effects of inflation are not considered in the ESPS calculation. The revised MFRS D-3 requires full application of Mexican FRS to determine the book values of the ESPS calculation and therefore, inflation effects are considered in the ESPS calculation. In order to align U.S. GAAP and MFRS accounting for this item, the Company has concluded it would be preferable to change its U.S. GAAP accounting policy to also take into account inflation effects in the ESPS calculation. This cumulative effect of this change in accounting as of January 1, 2008 was reported as a direct deduction from retained earnings as of January 1, 2008 rather than retroactively applied for all periods presented as the effect on prior periods was considered immaterial. The U.S. GAAP adjustments to net income and stockholders’ equity included in the reconciliation are related to deferred employees’ statutory profit sharing generated by the other U.S. GAAP adjustments discussed elsewhere herein.

M)        FAIR VALUE MEASUREMENTS

During 2008, under U.S. GAAP, the Company adopted SFAS No. 157 “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair-value measurements. SFAS No. 157, among other things, requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e., observable inputs) and the lowest priority to data lacking transparency (i.e., unobservable inputs). Additionally, SFAS No. 157 requires an entity to consider all aspects of nonperformance risk, including the entity’s own credit standing, when measuring the fair value of a liability.

Fair-Value Hierarchy

SFAS No. 157 establishes a three-level hierarchy to be used when measuring and disclosing fair value. An instrument’s categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. Following is a description of the three hierarchy levels:

•                  Level 1—Quoted prices for identical instruments in active markets.

•                  Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•                  Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the use of observable market data when available. The Company considers relevant and observable market prices in its valuations where possible.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

Determination of Fair Value

When available, the Company generally uses quoted market prices to determine fair value and classifies such items in Level 1. If quoted market prices are not available, fair value is valued using industry standard valuation models. When applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs, including interest rates, currency rates, volatilities, etc. Items valued using such inputs are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable. In addition, the Company considers assumptions for its own credit risk and the respective counterparty risk.

Measurement

Assets and liabilities measured at fair value are summarized below:

	December 31, 2008
	Quoted prices in active markets for identical assets (Level 1)		Third-party models with observable market inputs (Level 2)		Internal models with unobservable market inputs (Level 3)		Total carrying value in the consolidated balance sheet
Assets:
Derivative financial instruments – corn and other raw materials	Ps.	15,223	Ps.	—	Ps.	—	Ps.	15,223

Liabilities:
Derivative financial instruments – exchange rate	Ps.	—	Ps.	—	Ps.	10,695,879	Ps.	10,695,879
Derivative financial instruments – corn	279,232						279,232
Derivative financial instruments – other raw materials					104,253		104,253
Derivative financial instruments – interest rate					15,971		15,971
	Ps.	279,232	Ps.	—	Ps.	10,816,103	Ps.	11,095,335

The adoption of SFAS No. 157 did not change the Company’s previous accounting for financial assets and liabilities, but had an impact of Ps.551,735 as equity adjustment when the Company’s own credit risk was considered in the determination of the fair value of the derivative financial instruments.

Level 1 Valuation Techniques

Financial instruments that are negotiated active markets are classified as Level 1. The valuation techniques and the inputs used in the Company’s financial statements to measure the fair value include the following:

•                  Quoted market prices of corn listed on the Chicago Board of Trade.

•                  Quoted market prices of natural gas listed on the NYMEX Exchange.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

Level 2 Valuation Techniques

Financial instruments that are classified as Level 2 refer mainly to quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, as well as model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. As of December 31, 2008 the Company has not classified any assets or liabilities as Level 2.

Level 3 Valuation Techniques

The Company has classified as Level 3 the financial instruments whose fair values are obtained using valuation models that include observable inputs but also include certain unobservable inputs. For the Company, the unobservable input included in the valuation of its liability positions refers solely to the Company’s own credit risk, which is a significant input, considering the financial condition of the Company as of December 31, 2008. Therefore, the Company classified all the Over the Counter derivatives with a liability position as Level 3.

The process of determining credit risk spreads requires a high degree of judgment. A hundred basis points increase over the Company’s own credit spreads, could result in an average increase of the credit valuation adjustment of approximately Ps.103,277, which represents approximately 30% of the credit risk included in the Company’s liabilities arising from derivative instruments. These sensitivity analyses do not represent management’s expectations of the changes in the Company’s own credit risk, but are provided as hypothetical scenarios to assess the sensitivity of the fair value of those liabilities to changes in credit spreads.

The table below includes a roll-forward of the balance sheet amounts for the year ended December 31, 2008 for financial instruments classified by the Company within Level 3 of the valuation hierarchy. When a determination is made to classify a financial instrument within Level 3, it is due to the use of significant unobservable inputs. However, Level 3 financial instruments typically include, in addition to the unobservable or level 3 components, observable components (that is, components that are actively quoted and can be validated to external sources); accordingly, the gains and losses in the table below include changes in fair value due, in part, to observable factors that are part of the valuation methodology:

Beginning balance	Ps.	25,556
Realized and unrealized loss	14,275,240
Net settlements (paid) received	(3,484,693)
Ending balance as of December 31, 2008	Ps.	10,816,103

The adoption of this statement did not change the Company’s previous accounting for financial assets and liabilities, but had an impact when the risk for non performance by the counterparty or credit risk was considered in the determination of the fair value of the derivative instruments.

Other Disclosures

In the Company’s consolidated balance sheets, certain financial instruments are carried at amortized cost. Pursuant to SFAS No. 107, fair value disclosures are required; such fair values are in accordance with SFAS No. 157.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

The carrying amounts of cash and cash equivalents, accounts receivable, refundable taxes, trade accounts payable, short-term bank loans, current portion of long-term debt and accrued liabilities and other payables approximate their fair value, due to their short maturity. In addition, the net book value of accounts and notes receivable and refundable taxes represent the expected cash flow to be received. Fair value for long term debt and perpetual bonds is based on the present value of the cash flow discounted at interest rates based in readily observable market inputs.

	Carrying amount		Estimated fair value
Perpetual bonds	Ps.	4,149,000	Ps.	2,396,048
Other long-term debt	8,086,697		7,750,144

N)           SUPPLEMENTAL BALANCE SHEET INFORMATION

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

During 2006 and 2007, the Company sold 17,224,100 and 27,835,900 shares from its investment in GFNorte, respectively. Under Mexican FRS, the Company recognized a net gain of Ps.399,639 and Ps.847,175 from this sale in 2006 and 2007, respectively. Considering the carrying value of the investment in GFNorte under U.S. GAAP, the net gain from this sale amounted to Ps.410,449 and Ps.860,456, respectively.

During 2007 and 2008, the Company received dividends from GFNorte amounting to Ps.79,200 and Ps.83,446, respectively.

Under both Mexican and U.S. GAAP, the Company recognized goodwill for the acquisition of GFNorte in 1992. Under U.S. GAAP, effective January 1, 2002, with the adoption of SFAS No. 142, goodwill was no longer amortized. The amount of such remaining goodwill is Ps.38,690. Under Mexican FRS, goodwill was fully amortized by December 31, 2002.

The Company’s investment in GFNorte had a market value of Ps.4,417,357, based on the quoted market price at December 31, 2008.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

Condensed financial information under Mexican Banking GAAP for GFNorte as of and for the years ended December 31 is as follows:

	Amounts in millions of Mexican pesos
	2007		2008
Cash and cash equivalents	Ps.	41,610	Ps.	54,402
Investment securities	19,462		239,969
Net loan portfolio	192,746		238,556
Property, furniture and equipment, net	8,098		8,429
Total assets	287,283		577,025
Deposits	203,307		260,769
Bank and other entity loans — current	11,927		26,048
Bank and other entity loans — non-current	10,796		10,635
Total liabilities	253,127		537,279
Majority interest	32,489		37,802
Minority interest	1,667		1,944

	Amounts in millions of Mexican pesos
	2006		2007		2008
Interest income	Ps.	36,120	Ps.	40,585	Ps.	50,416
Interest expense	(21,256)		(22,838)		(27,789)
Income before minority interest	6,474		7,136		7,387
Net income	6,255		6,810		7,014

•                  Other current assets:

Included within accounts receivable, net as of December 31, 2008 are benefits obtained through PROHARINA amounting to Ps.659,918, as mentioned in Note 2-H.

•                  Other current liabilities:

Included within accrued liabilities and other payables as of December 31, 2007 are accrued compensation costs of Ps.509,352 and a short-term note payable of Ps.347,118.

•                  Other stockholders’ equity:

Included within retained earnings as of December 31, 2007 and 2008 are undistributed earnings of GFNorte amounting to Ps.2,430,794 and Ps.2,106,698, respectively.

•                  Computer software:

Depreciation expense for the years ended December 31, 2006, 2007 and 2008 amounted to Ps.69,782, Ps.36,216 and Ps.27,587, respectively, on capitalized computer software cost. Unamortized software costs included as of December 31, 2007 and 2008 totaled Ps.45,665 and Ps.26,230.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

O)           SUPPLEMENTAL INCOME STATEMENT INFORMATION

•                  Advertising costs:

Advertising costs, included in selling, general and administrative expenses, are expensed when the advertising first takes place. Advertising expense was Ps.911,872, Ps.872,610 and Ps.989,251 for the years ended December 31, 2006, 2007 and 2008, respectively. The Company had Ps.24,495 and Ps.25,240 of prepaid advertising costs reported as prepaid expenses as of December 31, 2007 and 2008, respectively.

•                  Shipping and handling costs:

Shipping and handling costs are included in selling, general and administrative expenses and amounted to Ps.1,886,327, Ps.1,975,231 and Ps.2,699,354 for the years ended December 31, 2006, 2007 and 2008.

•                  Operating income:

Under U.S. GAAP, certain other income items included in the Mexican FRS financial statements of the Company, such as employees’ statutory profit sharing and amortization of other deferred costs would be included in the determination of operating income. For the years ended December 31, 2006, 2007 and 2008, these items amounted to Ps.93,491, Ps.52,845 and Ps.49,529, respectively.

•                  Consumer and trade sales promotion expenses

Under U.S. GAAP, the Company has classified certain consumer and trade sales promotion expenses, such as coupon redemption costs, cooperative advertising programs, new product introduction fees, feature price discounts and in-store display incentives as a reduction of revenue. For the years ended December 31, 2006, 2007 and 2008 these items amounted to Ps.279,635, Ps.388,839 and Ps.411,857, respectively.

•                  Other

During 2006, the Company recognized an impairment charge at its subsidiary Molinera de México, related to property, plant and equipment and certain intangibles totaling Ps.343,608. Molinera de México, which is included in the “Other” segment, has faced market pressures in Mexico.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

P)             SUPPLEMENTAL CASH FLOW INFORMATION

Derived from the application of MFRS B-2 “Statement of Cash Flows”, effective starting January 1, 2008, the Company presents under Mexican FRS, as a basic financial statement, the statement of cash flows for the year ending December 31, 2008. Until December 31, 2007, under Mexican FRS, the Company presented a statement of   changes in financial position that identify the sources and uses of resources based on the differences between beginning and ending consolidated financial statement balances in constant pesos.

Under U.S. GAAP, the Company has applied the provisions of SFAS No. 95 “Statement of Cash Flows”. The differences between the statement of cash flows under Mexican FRS and U.S. GAAP are mainly related with minor presentation reclassifications between the operating, investing and financing sections, as well as the recognition in operating, financing and investing activities of the U.S. GAAP adjustments. The following presents the statements of cash flows for the years ended December 31, 2006, 2007 and 2008, after considering the impact of U.S. GAAP adjustments in conformity with the AICPA SEC Regulations Committees’ International Practice Task Force recommendation.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

	For the year ended December 31,
	2006		2007		2008
Operating activities:
Net income (loss)	Ps.	1,502,867	Ps.	2,107,762	Ps.	(11,778,940)
Minority interest	62,153		118,479		514,003
Consolidated income (loss)	1,565,020		2,226,241		(11,264,937)
Adjustments to reconcile net income to resources provided by operating activities:
Monetary position gain and restatement effects from companies in an inflationary environment	(332,530)		(558,500)		(147,213)
Depreciation and amortization	1,241,875		1,158,976		1,405,704
Impairment of long-lived assets	468,473		119,211		28,517
Allowance for doubtful accounts	79,398		42,336		79,539
Equity in earnings of associated companies	(616,872)		(688,950)		(565,166)
Seniority premium and other long-term accrued liabilities	9,354		21,263		55,796
Net gain from sale of subsidiaries’ shares	(143,157)		(75,718)		—
Net gain from sale of associated company’s shares	(405,559)		(860,456)		—
Loss from sale of fixed assets	5,935		49,847		11,315
Change in fair value of derivative financial instruments	294		52,442		14,519,050
Foreign exchange loss from bank loans	—		—		577,627
Deferred income taxes and employees’ statutory profit sharing	158,383		459,214		65,706
	2,030,614		1,945,906		4,765,938
Changes in working capital:
Accounts receivable, net	(1,401,667)		(654,980)		(1,766,736)
Inventories	137,865		(2,166,018)		(921,227)
Prepaid expenses	(57,120)		45,984		3,935
Trade accounts payable	257,480		498,656		(245,707)
Accrued liabilities and other payable	689,653		121,362		146,526
Income taxes and employees’ statutory profit sharing	4,444		31,776		(327,249)
	(369,345)		(2,123,220)		(3,110,458)
Net cash flows from operating activities	1,661,269		(177,314)		1,655,480

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.                               DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

	For the year ended December 31,
	2006		2007		2008
Investing activities:
Purchases of property, plant and equipment	(2,304,890)		(2,221,326)		(2,696,744)
Purchases of new facilities, net of cash	(592,035)		—		—
Proceeds from sale of property, plant and equipment	770,794		192,972		27,880
Deferred assets	(16,284)		(16,487)		(60,198)
Acquisition of shares of associated company	—		—		(154,568)
Dividends received from associated company	80,878		79,200		83,446
Proceeds from sale of subsidiaries’ shares	143,157		167,420		—
Proceeds from sale of associated company’s shares	610,989		1,267,353		—
Other	(157,840)		16,260		(201,846)
Net cash flows from investing activities	(1,465,231)		(514,608)		(3,002,030)
Financing activities:
Proceeds from bank loans and long-term debt	2,672,124		4,552,391		6,912,197
Repayment of bank loans and long-term debt	(3,176,593)		(3,151,536)		(3,206,050)
Repayment of long-term note payable	(50,025)		(50,666)		—
Proceeds from stock issuance	1,191,294		—		2,111,060
Contributions (distributions) by minority interest	97,558		(21,191)		—
Net purchases-sales of Company’s common stock	2,712		(365)		(11,561)
Proceeds from (payments of) derivative financial instruments	16,966		—		(3,538,840)
Dividends paid	(684,258)		(627,264)		(62,953)
Other	12,495		(74,261)		(60,428)
Net cash flows from by financing activities	82,273		627,108		2,143,425
Effect of inflation on cash and cash equivalents	(39,162)		(46,503)		(26,291)
Net increase (decrease) in cash and cash equivalents	239,149		(111,317)		770,584
Exchange differences on cash and cash equivalents	—		—		174,741
Cash and cash equivalents at beginning of year	353,096		592,245		480,928
Cash and cash equivalents at end of year	Ps.	592,245	Ps.	480,928	Ps.	1,426,253

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.                               DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

Net cash flow from operating activities reflects cash payments for interest and income taxes as follows:

	Years ended December 31,
	2006		2007		2008
Interest paid	Ps.	701,693	Ps.	544,700	Ps.	781,225
Income and asset taxes paid	357,874		687,819		660,589

For U.S. GAAP purposes, cash equivalents represent those highly liquid instruments purchased with an original maturity of three months or less.  The aforementioned differ from the Company’s cash equivalents accounting policy under Mexican FRS; however, as of December 31, 2006, 2007 and 2008 the Company had no investments with original maturities over three months, therefore no reclassifications were needed.

Q)    COMPREHENSIVE INCOME

Comprehensive income for the year is as follows:

	Years ended December 31,
	2006		2007		2008
Net income (loss) under U.S. GAAP	Ps.	1,502,867	Ps.	2,107,762	Ps.	(11,778,940)
Other comprehensive loss, net of taxes:
Deficit from restatement	(27,189)		(832,483)		—
Equity ownership from associated company	—		—		(18,924)
Derivative financial instruments	6,549		35,065		(131,699)
Labor obligations adjustments, net of income tax (a)	—		(20,499)		(23,627)
Foreign currency translation adjustments	405,485		354,631		949,769
Comprehensive income (loss) under U.S. GAAP	Ps.	1,887,712	Ps.	1,644,476	Ps.	(11,003,421)

(a)           Excludes amortization of net cumulative losses, net transition liability and prior service cost, reported in net income.

Foreign currency translation adjustments are presented net of tax expense (benefit) of Ps.(21,568) and Ps.(15,417) for the years ended December 31, 2006 and 2007, respectively.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.                               DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

The components of accumulated other comprehensive loss were as follows as of December 31, 2007 and 2008:

	Foreign currency translation adjustments		Derivative financial instruments		Deficit from restatement		Labor obligations adjustments, net of income tax		Accumulated other comprehensive loss
Balance at December 31, 2006	659,245		6,725		(15,495,070)		(14,234)		(14,843,334)
Current period changes	354,631		35,065		(832,483)		(18,938)		(461,725)
Balance at December 31, 2007	1,013,876		41,790		(16,327,553)		(33,172)		(15,305,059)
Current period changes	949,769		(131,699)		16,327,553		(23,627)		17,121,996
Balance at December 31, 2008	Ps.	1,963,645	Ps.	(89,909)	Ps.	—	Ps.	(56,799)	Ps.	1,816,937

R)            VALUATION AND QUALIFYING ACCOUNTS

The valuation and qualifying accounts are as follows:

Allowance for doubtful accounts:

For the year ended December 31,	Balance at beginning of year		Additions charged to costs and expenses		Deductions		Balance at year-end
2006	Ps.	156,324	Ps.	80,355	Ps.	(21,579)	Ps.	215,100
2007	215,100		42,336		(23,703)		233,733
2008	233,733		79,539		(67,331)		245,941

S)             CONDENSED FINANCIAL INFORMATION UNDER U.S. GAAP

The following table presents condensed financial information prepared on a U.S. GAAP basis. The prior year balances of 2006 are restated to pesos of December 31, 2007 using the Mexican NCPI. The difference in the factor applied to restate prior year information to December 31, 2007 constant pesos utilizing the Mexican NCPI was 0.98809 (Note 21-A). Balances of 2008 are presented based on the modified historical cost model (Note 2-E).

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.                               DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

Condensed consolidated balance sheets as of December 31 are as follows:

	2007		2008
Total current assets	Ps.	11,865,920	Ps.	16,699,126
Property, plant and equipment	16,467,129		20,719,842
Total assets	33,880,390		44,324,382
Short-term debt	1,046,145		2,418,560
Total current liabilities	6,180,047		14,780,182
Long-term debt	6,913,173		11,728,068
Total liabilities	15,734,668		34,645,656
Minority interest	3,028,973		3,761,926
Total stockholders’ equity	15,116,749		5,916,800

Condensed consolidated statements of income for the years ended December 31 are as follows:

	2006		2007		2008
Net sales	Ps.	31,530,165	Ps.	35,427,207	Ps.	44,381,012
Gross profit	10,803,692		11,228,924		14,134,076
Operating income	1,753,111		1,824,882		3,222,739
Majority net income (loss)	1,502,867		2,107,762		(11,778,940)

T)            RECENTLY ISSUED ACCOUNTING STANDARDS

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.                               DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

Non-controlling Interests in Consolidated Financial Statements (FASB Statement No. 160):

In December 2007, the FASB issued Statement of Financial Accounting Standards (“FAS”) No. 160, “Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB 51” (“FAS 160”). FAS 160 amends ARB 51 to establish new standards that will govern the accounting for and reporting of (1) non-controlling interest in partially-owned consolidated subsidiaries and (2) the loss of control of subsidiaries. FAS 160 is effective on a prospective basis for all fiscal years, and interim periods within those fiscal years beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which will be applied retrospectively. Early adoption is not allowed. The most significant effect of SFAS No. 160, at adoption, will be to reclassify retrospectively our minority interest to a separate component of stockholders’ deficit, and to reclassify retrospectively income attributable to minority interest from an adjustment before net income to an allocation after net income to the non-controlling interest.

Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (FASB Statement No. 161):

On March 19, 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“FAS 161”).  This new standard requires enhanced disclosures for derivative instruments, including those used in hedging activities. FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. It is effective for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. This standard only requires enhanced disclosures and will not have any impact on the financial condition and results of operations of the Company.

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.                               DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

Employer’s Disclosures about Postretirement Benefit Plan Assets (FSP FAS 132 R-1):

In December 2008, the FASB issued FSP FAS 132(R)-1.”Employer’s Disclosures about Postretirement Benefit Plan Assets” (“FSP FAS 132(R)-1”) .The   FSP requires enhanced disclosures about plan assets currently required by FAS No. 132 (revised 2003), “Employer’s Disclosures about Pensions and Other Postretirement Benefits”.  FSP FAS 132(R)-1 requires more detailed disclosures about employers’ plan assets, including employers’ investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. FSP FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009, and early adoption is permitted. The Company does not expect the adoption of this statement to have a material impact on its financial statements disclosures.

Effective Date of FASB Statement No. 157 (FSP FAS 157-2):

In February 2008, the FASB issued Staff Position (FSP) FAS 157-2, “Effective Date of FASB Statement No. 157,” which delays by one year the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for those that are recognized or disclosed at fair value in the financial statements at least annually. Assets and liabilities subject to this deferral include goodwill, intangible assets, long-lived assets measured at fair value for impairment assessments, and nonfinancial assets and liabilities initially measured at fair value in a business combination. For the Company, FSP FAS 157-2 will be effective at the beginning of its 2009 fiscal year. The Company does not expect the adoption of the remaining provisions to have a material impact on the measurement of the Company’s non-financial assets and liabilities.

Determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly (FSP FAS 157-4):

In April 2009, the FASB issued FSP FAS 157-4, “Determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly”, with an effective date for periods ending after June 15, 2009. FSP FAS 157-4 provides additional guidance in determining when observable transaction prices or quoted prices in markets that have become less active require significant adjustment to estimate fair value. FSP FAS 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operation.

Subsequent events (FAS Statement No. 165):

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, “Subsequent Events” (SFAS No.165).  SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, SFAS No. 165 provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS No. 165 is effective for interim or annual financial periods ending after June 15, 2009 and shall be applied prospectively. The Company is currently analyzing the effect that SFAS No.165 will have on its U.S.GAAP disclosures and financial information.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.                               DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

Accounting for transfers of financial assets, an amendment of FASB Statement 140 (FAS Statement No. 166):

In June 2009 the FASB issued FASB No. 166 “Accounting for transfers of financial assets, an amendment of FASB Statement 140” (SFAS No. 166). SFAS No. 166 improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. The Board undertook this project to address (1) practices that have developed since the issuance of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, that are not consistent with the original intent and key requirements of that Statement and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors. This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date.

Additionally, on and after the effective date, the concept of a qualifying special purpose entity is no longer relevant for accounting purposes. Therefore, formerly qualifying special-purpose entities (as defined under previous accounting standards) should be evaluated for consolidation by reporting entities on and after the effective date in accordance with the applicable consolidation guidance. If the evaluation on the effective date results in consolidation, the reporting entity should apply the transition guidance provided in the pronouncement that requires consolidation. Additionally, the disclosure provisions of this Statement should be applied to transfers that occurred both before and after the effective date of this Statement. The Company is currently analyzing the effect that SFAS No.166 will have on its U.S.GAAP disclosures and financial information.

Amendments to FASB interpretation No. 46(R) (FAS Statement No. 167):

In June 2009, the FASB issued FAS No. 167 “Amendments to FASB interpretation No. 46(R) (SFAS No. 167). This Standard improves financial reporting by enterprises involved with variable interest entities. The FASB undertook this project to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, Accounting for Transfers of Financial Assets, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operation.

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Grupo Financiero Banorte, S.A.B. de C.V. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Grupo Financiero Banorte, S.A.B. de C.V. and Subsidiaries (the “Financial Group”) as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Financial Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in conformity with the accounting practices prescribed by the Mexican National Banking and Securities Commission (the “Commission”). The Financial Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Financial Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Notes 1 and 2 to the financial statements describe the Financial Group’s operations and the current economic conditions brought on the by the global financial crisis affecting such operations. Notes 4 and 37 describe the accounting criteria established by the Commission through new accounting standards issued to address current economic conditions and by other applicable laws which the Financial Group adheres to for the preparation of its financial information, as well as the modifications to such accounting criteria that became effective during 2008 and others that will become effective as of January 1, 2009. Therefore, the financial statements are not comparable. Note 5 describes the main differences between the accounting practices prescribed by the Commission and Mexican Financial Reporting Standards, commonly applied in the preparation of financial statements for other types of unregulated entities in Mexico.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Grupo Financiero Banorte, S. A.B. de C. V. and Subsidiaries as of December 31, 2008 and 2007, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2008, in conformity with the accounting practices prescribed by the Mexican National Banking and Securities Commission.

Accounting practices prescribed by the Commission vary in certain significant respects from Mexican Financial Reporting Standards. The application of the latter would have affected the determination of stockholders’ equity and net income as of and for the years ended December 31, 2008 and 2007, to the extent summarized in Note 38.

Accounting practices prescribed by the Commission vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of stockholders’ equity as of December 31, 2008 and 2007 and net income for each of the three years in the period ended December 31, 2008, to the extent summarized in Note 39.

The accompanying consolidated financial statements have been translated into English for the convenience of users.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu

C.P.C. Carlos A. García Cardoso

Monterrey, N.L., México

February 26, 2009

June 19, 2009 as to Notes 38 and 39

GRUPO FINANCIERO BANORTE, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2008 AND 2007

(In millions of Mexican pesos)

ASSETS	2008		2007
CASH AND CASH EQUIVALENTS	Ps.	54,402	Ps.	41,610

INVESTMENTS IN SECURITIES
Trading securities	6,630		7,754
Available for sale securities	11,722		10,948
Held to maturity securities	221,617		760
	239,969		19,462
DEBTOR BALANCES UNDER REPURCHASE AND RESALE AGREEMENTS	149		58

SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	8,168		2,302

CURRENT LOAN PORTFOLIO
Commercial loans
Business loans	126,798		98,091
Loans to financial institutions	10,860		13,158
Government loans	26,989		17,948
Consumer loans	29,369		27,225
Housing mortgage loans	46,282		37,216
TOTAL CURRENT LOAN PORTFOLIO	240,298		193,638

PAST-DUE LOAN PORTFOLIO
Commercial loans
Business loans	1,703		927
Consumer loans	2,499		1,109
Housing mortgage loans	746		858
TOTAL PAST-DUE LOAN PORTFOLIO	4,948		2,894

LOAN PORTFOLIO	245,246		196,532
(Minus) Allowance for loan losses	(6,690)		(3,786)
LOAN PORTFOLIO, net	238,556		192,746
ACQUIRED LOAN PORTFOLIOS	3,049		3,660
TOTAL LOAN PORTFOLIO, net	241,605		196,406

OTHER ACCOUNTS RECEIVABLE, net	9,514		7,617
MERCHANDISE INVENTORY	165		7
FORECLOSED ASSETS, net	863		385
PROPERTY, FURNITURE AND FIXTURES, net	8,429		8,098
PERMANENT STOCK INVESTMENTS	2,559		2,590
DEFERRED TAXES, net	471		214

OTHER ASSETS
Other assets, deferred charges and intangible assets	10,731		8,534
TOTAL ASSETS	Ps.	577,025	Ps.	287,283

MEMORANDUM ACCOUNTS (Note 32)

These balance sheets, consolidated with those of the financial entities and other companies that form part of the Financial Group and are consolidated, were prepared according to accounting principles applicable to Financial Service Holding Companies issued by the Mexican National Banking and Securities Commission according to Article 30 of the Law of Financial Institutions.  Such principles are consistently applied in the financial statements, which are presented according to sound practices and applicable legal and administrative provisions and reflect all the operations conducted by the Financial Group, its financial service subsidiaries and the other companies that form part of the Financial Group and are consolidated as of the balance sheet dates above.

The stockholders’ equity amounts to Ps. 6,986 (nominal value).

The accompanying Consolidated Balance Sheets have been approved by the Board of Directors in accordance with the responsibility assigned to them.

The attached notes are an integral part of these consolidated balance sheets.

LIABILITIES	2008		2007
DEPOSITS
Demand deposits	Ps.	128,350	Ps.	111,080
Time deposits
General public	118,740		79,408
Money market	13,679		12,819
	260,769		203,307

INTERBANK AND OTHER LOANS
Demand loans	1,245		871
Short-term loans	24,803		11,056
Long-term loans	10,635		10,796
	36,683		22,723

CREDITOR BALANCES UNDER REPURCHASE AND RESALE AGREEMENTS	192,727		515

OVERNIGHT SECURITIES	—		10

COLLATERAL SOLD OR PLEDGED
Repurchase or Resale Agreements	2		—

SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	10,746		2,435

OTHER PAYABLES
Income taxes and employee profit sharing	1,272		2,212
Sundry creditors and other payables	13,121		10,888
	14,393		13,100

SUBORDINATED DEBENTURES	20,613		10,210
DEFERRED CREDITS AND ADVANCED COLLECTIONS	1,346		827
TOTAL LIABILITIES	537,279		253,127

STOCKHOLDERS’ EQUITY

PAID-IN CAPITAL
Common stock	11,941		11,965
Additional paid-in capital	1,468		1,272
	13,409		13,237

OTHER CAPITAL
Capital reserves	2,720		2,452
Retained earnings from prior years	16,935		21,379
Result from valuation of available for sale securities	(550)		—
Cumulative foreign currency translation adjustment	1,095		—
Insufficiency in restated stockholders’ equity	—		(6,380)
Effect of holding non-monetary assets	(2,821)		(5,009)
Net income	7,014		6,810
	24,393		19,252
MINORITY INTEREST IN STOCKHOLDERS’ EQUITY	1,944		1,667
TOTAL STOCKHOLDERS’ EQUITY	39,746		34,156
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	Ps.	577,025	Ps.	287,283

Dr. Alejandro Valenzuela del Río Chief Executive Officer		Ing. Sergio García Robles Gil Managing Director - CFO

C.P. Román Martínez Méndez Managing Director — Audit	Lic. Jorge Eduardo Vega Camargo Executive Director Controller	C.P.C. Nora Elia Cantú Suárez Executive Director Accounting

GRUPO FINANCIERO BANORTE, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(In millions of Mexican pesos)

	2008		2007		2006
Interest income	Ps.	50,416	Ps.	40,585	Ps.	36,120
Interest expense	(27,789)		(22,838)		(21,256)
Monetary position loss, net	—		(363)		(350)
FINANCIAL MARGIN	22,627		17,384		14,514

Provision for loan losses	(6,896)		(2,646)		(1,530)
FINANCIAL MARGIN AFTER ALLOWANCE FOR LOAN LOSSES	15,731		14,738		12,984

Commission and fee income	8,535		7,693		6,324
Commission and fee expense	(1,208)		(1,086)		(920)
Brokerage revenues	1,040		1,292		1,781
	8,367		7,899		7,185
NET OPERATING REVENUES	24,098		22,637		20,169

Administrative and promotional expenses	(15,807)		(14,432)		(13,157)
OPERATING INCOME	8,291		8,205		7,012

Other income	3,789		2,835		3,192
Other expenses	(1,569)		(968)		(905)
	2,220		1,867		2,287
INCOME BEFORE INCOME TAXES AND EMPLOYEE PROFIT SHARING	10,511		10,072		9,299

Current income taxes and employee profit sharing	(3,645)		(3,780)		(3,098)
Deferred income taxes and employee profit sharing	245		487		(355)
	(3,400)		(3,293)		(3,453)

INCOME BEFORE EQUITY IN EARNINGS OF UNCONSOLIDATED SUBSIDIARIES AND ASSOCIATED COMPANIES	7,111		6,779		5,846

Equity in earnings of unconsolidated subsidiaries and associated companies	276		357		628

NET EARNINGS BEFORE MINORITY INTEREST	7,387		7,136		6,474

Minority interest	(373)		(326)		(219)

NET INCOME	Ps.	7,014	Ps.	6,810	Ps.	6,255

These income statements, consolidated with those of the financial entities and other companies that form part of the Financial Group and are consolidated, were prepared according to accounting principles applicable to Financial Service Holding Companies issued by the National Banking and Securities Commission according to Article 30 of the Law of Financial Institutions.  Such principles are consistently applied in the financial statements, which are presented according to sound practices and applicable legal and administrative provisions and reflect all the operations conducted by the Financial Group, its financial service subsidiaries and the other companies that form part of the Financial Group and are consolidated as of the income statement dates above.

The accompanying Consolidated Statements of Income have been approved by the Board of Directors in accordance with the responsibility assigned to them.

The attached notes are an integral part of these consolidated statements of income.

Dr. Alejandro Valenzuela del Río Chief Executive Officer		Ing. Sergio García Robles Gil Managing Director - CFO

C.P. Román Martínez Méndez Managing Director - Audit	Lic. Jorge Eduardo Vega Camargo Executive Director Controller	C.P.C. Nora Elia Cantú Suárez Executive Director Accounting

GRUPO FINANCIERO BANORTE, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(In millions of Mexican pesos)

PAID-IN CAPITAL	OTHER CAPITAL
Common stock	Additional paid-in capital	Capital reserves	Retained earnings from prior years	Result from valuation of available for sale securities	Cumulative foreign currency translation adjustment
Balances, January 1, 2006	Ps.	12,021	Ps.	1,858	Ps.	1,807	Ps.	11,331	Ps.	—	Ps.	—
TRANSACTIONS APPROVED BY STOCKHOLDERS
Issuance (repurchase of shares)	(1)	4	28	—	—	—
Transfer of prior year’s result	—	—	—	6,261	—	—
Creation of reserves as per General Stockholders’ meeting on April 28, 2006	—	—	305	(305)	—	—
Dividend declared at the General Stockholders’ meeting on October 6, 2006	—	—	—	(792)	—	—
Total transactions approved by stockholders	(1)	4	333	5,164	—	—
COMPREHENSIVE INCOME
Net income	—	—	—	—	—	—
Effect of holding non-monetary assets	—	—	—	—	—	—
Changes in accounting principles	—	—	—	(78)	—	—
Total comprehensive income	—	—	—	(78)	—	—
Minority interest	—	—	—	—	—	—
Balances, December 31, 2006	12,020	1,862	2,140	16,417	—	—
Changes in accounting principles
Balances, December 31, 2006 after retroactive effect of changes in accounting principles	12,020	1,862	2,140	16,417	—	—
TRANSACTIONS APPROVED BY STOCKHOLDERS
Issuance (repurchase of shares)	(55)	(590)	6	—	—	—
Transfer of prior year’s result	—	—	—	6,255	—	—
Creation of reserves as per General Stockholders’ meeting on March 30, 2007	—	—	306	(306)	—	—
Dividend declared at the General Stockholders’ meeting on October 3, 2007	—	—	—	(917)	—	—
Total transactions approved by stockholders	(55)	(590)	312	5,032	—	—
COMPREHENSIVE INCOME
Net income	—	—	—	—	—	—
Effect of holding non-monetary assets	—	—	—	—	—	—
Changes in accounting principles	—	—	—	(70)	—	—
Total comprehensive income	—	—	—	(70)	—	—
Minority interest	—	—	—	—	—	—
Balances, December 31, 2007 previously reported	11,965	1,272	2,452	21,379	—	—
Change in credit card loan rating criterion	—	—	—	(100)	—	—
Balances, January 1, 2008	11,965	1,272	2,452	21,279	—	—
TRANSACTIONS APPROVED BY STOCKHOLDERS
Issuance (repurchase of shares)	(24)	199	(72)	—	—	—
Transfer of prior year’s result	—	—	—	6,810	—	—
Creation of reserves as per General Stockholders’ meeting on April 29, 2008	—	—	340	(340)	—	—
Dividends declared at the General Stockholders’ meeting on October 6, 2008	—	—	—	(949)	—	—
Total transactions approved by stockholders	(24)	199	268	5,521	—	—
COMPREHENSIVE INCOME
Net income	—	—	—	—	—	—
Effects of subsidiaries	—	(3)	—	(30)	(550)	1,095
Unrealized gain on valuation of cash flow hedge instruments	—	—	—	—	—	—
Changes in accounting principles (NIF B-10)	—	—	—	(9,835)	—	—
Total comprehensive income	—	(3)	—	(9,865)	(550)	1,095
Minority interest	—	—	—	—	—	—
Balances, December 31, 2008	Ps.	11,941	Ps.	1,468	Ps.	2,720	Ps.	16,935	Ps.	(550)	Ps.	1,095

These statements of changes in stockholders’ equity, consolidated with those of the financial entities and other companies that form part of the Financial Group and are consolidated, were prepared according to accounting principles applicable to Financial Service Holding Companies issued by the Mexican National Banking and Securities Commission according to Article 30 of the Law of Financial Institutions. Such principles are consistently applied in the financial statements, which are presented according to sound practices and applicable legal and administrative provisions and reflect all the operations conducted by the Financial Group, its financial service subsidiaries and the other companies that form part of the Financial Group and are consolidated as of the dates above.

The accompanying Consolidated Statements of Changes in Stockholders’ Equity have been approved by the Board of Directors in accordance with the responsibility assigned to them.

The attached notes are an integral part of these consolidated statements of changes in stockholders’ equity.

OTHER CAPITAL
Insufficiency in restated stockholders’ equity	Effect of holding non- monetary assets	Net income	Total majority interest	Total minority interest	Total stockholders’ equity
Balances, January 1, 2006	Ps.	(6,380)	Ps.	(5,060)	Ps.	6,261	Ps.	21,838	Ps.	1,045	Ps.	22,883
TRANSACTIONS APPROVED BY STOCKHOLDERS
Issuance (repurchase of shares)	—	—	—	31	—	31
Transfer of prior year’s result	—	—	(6,261)	—	—	—
Creation of reserves as per General Stockholders’ meeting on April 28, 2006	—	—	—	—	—	—
Dividend declared at the General Stockholders’ meeting on October 6, 2006	—	—	—	(792)	—	(792)
Total transactions approved by stockholders	—	—	(6,261)	(761)	—	(761)
COMPREHENSIVE INCOME
Net income	—	—	6,185	6,185	—	6,185
Effect of holding non-monetary assets	—	(496)	—	(496)	—	(496)
Changes in accounting principles	—	400	—	322	14	336
Total comprehensive income	—	(96)	6,185	6,011	14	6,025
Minority interest	—	—	—	—	402	402
Balances, December 31, 2006	(6,380)	(5,156)	6,185	27,088	1,461	28,549
Changes in accounting principles	—	(578)	70	(508)	(15)	(523)
Balances, December 31, 2006 after retroactive effect of changes in accounting principles	(6,380)	(5,734)	6,255	26,580	1,446	28,026
TRANSACTIONS APPROVED BY STOCKHOLDERS
Issuance (repurchase of shares)	—	—	—	(639)	—	(639)
Transfer of prior year’s result	—	—	(6,255)	—	—	—
Creation of reserves as per General Stockholders’ meeting on March 30, 2007	—	—	—	—	—	—
Dividend declared at the General Stockholders’ meeting on October 3, 2007	—	—	—	(917)	—	(917)
Total transactions approved by stockholders	—	—	(6,255)	(1,556)	—	(1,556)
COMPREHENSIVE INCOME
Net income	—	—	6,810	6,810	—	6,810
Effect of holding non-monetary assets	—	147	—	147	—	147
Changes in accounting principles	—	578	—	508	15	523
Total comprehensive income	—	725	6,810	7,465	15	7,480
Minority interest	—	—	—	—	206	206
Balances, December 31, 2007 previously reported	(6,380)	(5,009)	6,810	32,489	1,667	34,156
Change in credit card loan rating criterion	—	—	—	(100)	—	(100)
Balances, January 1, 2008	(6,380)	(5,009)	6,810	32,389	1,667	34,056
TRANSACTIONS APPROVED BY STOCKHOLDERS
Issuance (repurchase of shares)	—	—	—	103	—	103
Transfer of prior year’s result	—	—	(6,810)	—	—	—
Creation of reserves as per General Stockholders’ meeting on April 29, 2008	—	—	—	—	—	—
Dividends declared at the General Stockholders’ meeting on October 6, 2008	—	—	—	(949)	—	(949)
Total transactions approved by stockholders	—	—	(6,810)	(846)	—	(846)
COMPREHENSIVE INCOME
Net income	—	—	7,014	7,014	—	7,014
Effects of subsidiaries	—	—	—	512	—	512
Unrealized loss on valuation of cash flow hedge instruments	—	(1,267)	—	(1,267)	—	(1,267)
Changes in accounting principles (NIF B-10)	6,380	3,455	—	—	—	—
Total comprehensive income	6,380	2,188	7,014	6,259	—	6,259
Minority interest	—	—	—	—	277	277
Balances, December 31, 2008	Ps.	—	Ps.	(2,821)	Ps.	7,014	Ps.	37,802	Ps.	1,944	Ps.	39,746

Dr. Alejandro Valenzuela del Río Chief Executive Officer		Ing. Sergio García Robles Gil Managing Director - CFO

C.P. Román Martínez Méndez Managing Director - Audit	Lic. Jorge Eduardo Vega Camargo Executive Director Controller	C.P.C. Nora Elia Cantú Suárez Executive Director Accounting

GRUPO FINANCIERO BANORTE, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(In millions of Mexican pesos)

	2008		2007		2006
OPERATING ACTIVITIES:
Net income	Ps.	7,014	Ps.	6,810	Ps.	6,255
Items not requiring (generating) resources:
Fair value adjustments of financial instruments	(268)		(192)		176
Allowance for loan losses	6,896		2,646		1,530
Depreciation and amortization	1,099		980		923
Deferred taxes	(245)		(487)		355
Provisions for other obligations	24		2,433		(107)
Minority interest	373		326		219
Equity in earnings of subsidiaries and associated companies	(276)		(357)		(628)
	14,617		12,159		8,723
Increase or decrease in operating accounts:
Increase in deposits	57,462		27,447		27,260
Increase in loan portfolio	(52,095)		(51,124)		(24,143)
(Increase) decrease from treasury transactions (investment securities)	(220,239)		10,171		(6,444)
Decrease (increase) in transactions with securities and derivative financial instruments	194,558		(2,370)		3,380
Increase (decrease) from bank and other loans	13,960		5,233		(3,668)
(Increase) decrease of deferred taxes	(12)		(65)		419
Net resources generated by operating activities	8,251		1,451		5,527
FINANCING ACTIVITIES:
Increase (decrease) in subordinated debentures	10,403		(1,551)		6,837
Issuance (repurchase) of shares	103		(639)		31
Increase (decrease) in other payables	1,269		(418)		4,443
Dividends paid	(949)		(917)		(792)
Net resources generated by (used in) financing activities	10,826		(3,525)		10,519
INVESTING ACTIVITIES:
Acquisition of property, furniture and fixtures, net	(1,308)		(1,961)		(1,378)
(Increase) decrease in permanent stock investments	(644)		353		(416)
Increase in deferred charges and credits	(1,958)		(388)		(5,987)
Increase (decrease) in foreclosed assets	(478)		(6)		89
(Increase) decrease in other accounts receivable	(1,897)		632		(5,239)
Net resources used in investing activities	(6,285)		(1,370)		(12,931)
Net increase (decrease) in cash and equivalents	12,792		(3,444)		3,115
Cash and cash equivalents available at the beginning of the year	41,610		45,054		41,939
Cash and cash equivalents available at the end of the year	Ps.	54,402	Ps.	41,610	Ps.	45,054

These statements of changes in financial position, consolidated with those of the financial entities and other companies that form part of the Financial Group and are consolidated, were prepared according to accounting principles applicable to Financial Service Holding Companies issued by the Mexican National Banking and Securities Commission according to Article 30 of the Law of Financial Institutions.  Such principles are consistently applied in the financial statements, which are presented according to sound practices and applicable legal and administrative provisions and reflect all the operations conducted by the Financial Group, its financial service subsidiaries and the other companies that form part of the Financial Group and are consolidated as of the dates above.

The accompanying Consolidated Statements of Changes in Financial Position have been approved by the Board of Directors in accordance with the responsibility assigned to them.

The attached notes are an integral part of these consolidated statements of changes in financial position.

Dr. Alejandro Valenzuela del Río Chief Executive Officer		Ing. Sergio García Robles Gil Managing Director - CFO

C.P. Román Martínez Méndez Managing Director - Audit	Lic. Jorge Eduardo Vega Camargo Executive Director Controller	C.P.C. Nora Elia Cantú Suárez Executive Director Accounting

GRUPO FINANCIERO BANORTE, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(In millions of Mexican pesos)

1 – ACTIVITY AND REGULATORY ENVIRONMENT

Grupo Financiero Banorte, S.A.B. de C.V. (the “Financial Group”) is authorized by the Mexican Treasury Department (SHCP) to operate as a financial group under the form and terms established by the Mexican Financial Group Law, subject to the supervision and monitoring of the Mexican National Banking and Securities Commission (the “Commission”). Its main activities consist of acquiring and managing entities engaged in the financial services industry and supervising their activities, as defined in the above-mentioned Law. The Financial Group and its subsidiaries are regulated, depending on their activities, by the Commission, the Mexican National Insurance and Bond Commission, the Mexican National Retirement Savings Systems Commission (the Commissions), the Mexican Central Bank (Banco de México) and other applicable laws and regulations.

The main activity of the Financial Group’s subsidiaries is to carry out financial transactions that include the rendering of full-banking services, securities brokerage activities, management of retirement funds, leasing, the purchase and sale of uncollected invoices and notes, rendering of general warehousing services, annuities (pensions) and providing life insurance and casualty insurance.

Per legal requirements, the Financial Group has unlimited liability for the obligations assumed and losses incurred by each of its subsidiaries.

The powers of the Commission in their capacity as regulator of the Financial Group and its subsidiaries include reviewing the financial information and requesting modifications to such information.

The Financial Group’s consolidated financial statements have been approved by the Board of Directors at their January 29, 2009 meeting in accordance with the responsibility assigned to them.

2 – SIGNIFICANT EVENTS DURING THE YEAR

a. Economic situation

The difficult worldwide economic situation has rendered several financial sector participants bankrupt. In Mexico, several companies have reported losses derived from transactions involving derivative financial instruments, including applications to file for bankruptcy, caused by the concern in the local markets. The Financial Group has declared the risk exposure of its subsidiary, Banco Mercantil del Norte, S.A. (Banorte) with each of the affected companies, and has acknowledged such risks in the earnings as per subsections f) and g) of this Note. Even though such effects were reported, Banorte has been able to reach a record accumulated profit as of December 31, 2008, which shows it has ample liquidity, strong levels of capitalization and sufficient reserves for its past-due loans, as well as to continue to be a profitable investment for its shareholders.

b. Issue of subordinated debentures

Banorte listed three issues of subordinated debentures on the Mexican Stock Exchange for a total of Ps. 7,525. The transactions included the simultaneous placement of two issues of subordinated debentures, one in March and another in June, which due to their features, helped strengthen Banorte’s capital. The first issue of non-preferred and non-convertible subordinated debentures (BANORTE 08) was for Ps. 3,000 with a 10-year term and a 28-day TIIE rate plus 60 basis points; the second issue of non-preferred non-convertible debentures (BANORTE 08U) was made in Units of Investment (UDIS) for an amount equivalent to Ps. 1,775 with a 20-year term and a fixed rate of 4.95% payable every 182 days; the third issue of non-preferred non-convertible subordinated debentures (BANORTE08-2) was for Ps. 2,750 with a 10-year term and a 28-day TIIE rate plus 77 basis points. These placements are part of a preferred and non-preferred non-convertible subordinated debenture program that is calculated as regulatory capital for a sum of up to Ps. 15,000 over a five-year period, approved at the Extraordinary General Stockholders’ Meeting held on February 22, 2008.

c. Effects of the VISA Inc. reorganization

Banorte recorded 1,545,128 ordinary class C (series I) shares of Visa Inc. (VISA) that were assigned to it as a consequence of VISA’s reorganization in March 2008, through which VISA indirectly acquired VISA LAC, in which Banorte has a share as a member authorized to use its trademark. The purpose of reorganizing VISA was to go public and place shares on the New York Stock Exchange. A total of 868,138 shares were sold at the time of the assignment, recording an income before taxes of Ps. 394 in “Other income”. Furthermore, Banorte recorded the remaining 676,990 shares received by VISA that were not put up for trading as investments in securities under the category “Available for sale securities.” During the third quarter of the year, 544,690 shares were sold, recording a gain of Ps. 312. The remaining 132,300 VISA shares in possession of Banorte are recorded at market value, with the valuation effect presented under “Valuation of available for sale securities” in stockholders’ equity.

d. Effects of the Mexican Stock Exchange Reorganization

As a result of the Mexican Stock Exchange’s reorganization to become a public company during the second quarter of 2008, Banorte sold the shares of S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (S.D. Indeval) that it had recorded under “Permanent Investments in Shares”, thereby recording a Ps. 91 profit before taxes in “Other income”.

Moreover, Casa de Bolsa Banorte, S.A. de C.V. (Brokerage House) generated revenues from selling the shares it had that were recorded under “Earnings from available for sale securities valuation” in the Balance Sheet for Ps. 144 and under “Other income” in the income statement for Ps. 40. The share and corporate restructuring consisted mainly of the sale or swap of shares of the Mexican Stock Exchange, Asigna, Mexder, Contraparte Central de Valores de México and S.D. Indeval, for which a specific treatment was applied in each case. In the case of S.D. Indeval, such treatment consisted of selling the total number of shares in two parts. The first was for 75% of the transaction value that corresponds to the future benefits of the share in the Brokerage House for Ps. 40 million recorded under “Other income”. The remaining 25% corresponded to payment of the shares, because they cannot be realized until the Stock Market Law that restricts this operation is modified.

e. Merger of subsidiaries

At the Extraordinary Stockholders’ Meetings held on October 3, 2007, the merger of “Arrendadora y Factor Banorte, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Grupo Financiero Banorte” (previously Factor Banorte, S.A. de C.V.) with “Arrendadora Banorte, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Grupo Financiero Banorte” was authorized, whereby the former was the merged entity and the latter the merging entity that took on the merged entity’s name. The merger became effective as of January 31, 2008.

At the Extraordinary Stockholders’ Meetings held on June 16, 2008, the merger of Banorte, as the merging entity, with its subsidiaries Inmobiliaria Bancrecer, S.A. de C.V., Inmobiliaria Innova, S.A. de C.V., Inmobiliaria Banormex, S.A. de C.V., Inmuebles de Tijuana, S.A. de C.V., Inmobiliaria Banorte, S.A. de C.V., Constructora Primero, S.A. de C.V., Inmuebles de Occidente, S.A., Inmobiliaria Finsa, S.A. de C.V., and Inmobiliaria Bra, S.A. de C.V., as the merged entities was authorized, using the May 31, 2008 balance sheets as a basis for the merger. The merger will become effective when the approved agreements or basis for the merger are inscribed in the Public Registry of Commerce and when the Mexican Treasury Department’s (SHCP) gives its authorization.

f. Lehman Brothers’ securities

During September 2008, Banorte recorded under “Brokerage revenues” a loss of Ps. 295 associated with the permanent impairment and loss generated by the sale of these securities. The loss is made up of USD 24 million in senior debt notes and USD 1 million in derivative financial instruments.

g. COMERCI’s credit quality impairment

As a result of the difficult economic situation and its participation in transactions involving derivative financial instruments and given the request submitted by Controladora Commercial Mexicana, S.A.B. de C.V. (COMERCI) to file for bankruptcy, Banorte acknowledged a loan loss exposure from COMERCI in the amount of Ps. 1,030 created an unsecured loan maturing in March 2009. Such exposure represents 0.18% of Banorte’s total assets, 0.4% of the overall loan portfolio, and 2.8% of the stockholders’ equity reported by December 31, 2008. COMERCI never revealed its derivative position that could lead it to the current situation when the loan was originated nor during the periodic revisions. Banorte is waiting for COMERCI’s request to file for bankruptcy to be resolved in order to start the restructuring process and negotiate the partial or total recovery of the loan.

As of December 31, 2008, Management has created sufficient loan reserves according to the corresponding methodology.

h. Credit card payment campaign

Given the liquidity problems some customers are having in the current difficult economic situation, as reflected in the impairment of credit card loan asset quality, Banorte decided to take a series of measures to help its customers face these difficult times. During 2008, a massive campaign was launched to offer an option to customers who wanted to defer their debt repayment and improve their payment profile, under which the customer’s debt was frozen for the agreed term and amortized in fixed payments. As of December 31, 2008, the total amount of the loans under this campaign was Ps. 703.

3 – BASIS OF PRESENTATION

Monetary unit of the financial statements

The financial statements and notes as of December 31, 2008 and for the year then ended include balances and transactions in Mexican pesos of a different purchasing power. The financial statements and notes as of December 31, 2007 and for the year then ended include balances and transactions in Mexican pesos of purchasing power of December 31, 2007.

Consolidation of financial statements

The accompanying consolidated financial statements include those of the Financial Group and its subsidiaries mentioned below. All significant intercompany balances and transactions have been eliminated in consolidation.

As of December 31, 2008 and 2007, the Financial Group’s consolidated subsidiaries and its ownership percentage are as follows:

Banco Mercantil del Norte, S.A. and subsidiaries	97.06%
Casa de Bolsa Banorte, S.A. de C.V.	99.99%
Arrendadora y Factor Banorte, S.A. de C.V.	99.99%
Almacenadora Banorte, S.A. de C.V.	99.99%
Créditos Pronegocio, S.A. de C.V.	99.99%

Consolidation of financial statements of Banorte USA, Corporation and subsidiaries (indirect foreign subsidiary)

In order to consolidate the financial statements of Banorte USA, they are first adjusted in the recording currency (U.S. dollar) to conform to the accounting criteria established by the Commission. The financial statements are then converted to Mexican pesos according to the following methodology:

As of 2008, foreign operations whose recording and functional currency are one and the same convert their financial statements using the following exchange rates: a) year-end rate for assets and liabilities, b) historical rate for stockholders’ equity, and c) weighted average rate of the period for income, costs and expenses. Up until 2007, conforming to the accounting criteria established by the Commission included recording the inflation effects of the foreign country and then converting them at the year-end exchange rate for all assets, liabilities income, costs and expenses, and the historical exchange rate was used for paid-in capital. In 2008, 2007 and 2006 the conversion effects are presented in stockholders’ equity.

Comprehensive income

This is the change in stockholders’ equity during the year, for concepts other than distributions and activity in contributed common stock, and is comprised of the net income of the year, plus other comprehensive income (loss) items of the same period, which are presented directly in stockholders’ equity without affecting the consolidated statements of income, in accordance with the accounting practices established by the Commission. In 2008, 2007 and 2006, comprehensive income includes the net income of the year, the result from valuation of available for sale securities, the unrealized gain or loss on valuation from cash flow hedge instruments, and the conversion effects of foreign operations.

4 – SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Financial Group are in conformity with practices prescribed by the Commission through issued accounting standards and other applicable laws,  which require Management to make certain estimates and use certain assumptions to determine the valuation of certain items included in the consolidated financial statements and make the required disclosures therein. Even though they may differ in their final effect, Management considers the estimates and assumptions were adequate under the current circumstances.

Pursuant to accounting Circular A-1, “Basic Scheme of the Set of Accounting Criteria Applicable to Banking Institutions”, prescribed by the Commission, the institutions’ accounting will adhere to the Financial Reporting Standards (NIF), defined by the Mexican Board for Research and Development of Financial Reporting Standards (CINIF), except when the Commission deems it necessary to apply a specific accounting standard or Circular, considering the fact that the institutions perform specialized operations.

Changes in accounting principles

On September 1, 2008, the Commission issued a resolution that modifies the “General Provisions Applicable to Banking Institutions” thereby replacing accounting Circular C-1, “Recording and Cancellation of Financial Assets”, and C-2, “Securitization Operations”, and adding accounting Circular C-5 “Consolidation of Special Purpose Entities.” These provisions will become effective as of January 1, 2009, except for C-1, which according to the following paragraph, should be applied as of October 14, 2008.

Moreover on October 13, 2008, the Commission issued another resolution that modifies the “General Provisions Applicable to Banking Institutions” thereby replacing accounting Circular B-3, “Repurchase or Resale Agreements”, B-4, “Securities Loans”, and C-1, “Recording and Cancellation of Financial Assets,” as well as Circular D-1, “Balance Sheet”, D-2, “Income Statements”, and D-4, “Statement of Changes in the Financial Position.” This resolution became effective as of October 14, 2008, for which Banorte certified that it had the necessary systems to implement the aforementioned accounting criteria. If it hadn’t, been able to it would have had to use the criteria in effect until this Resolution became effective. As Banorte certified the above, it applied these criteria as of October 1, 2008. The application of Circular B-3 was made “prospectively” pursuant to NIF B-1, “Accounting Changes and Corrections of Errors”, and therefore transactions previously recorded were not reevaluated.

Additionally, on October 16 and November 10, 2008, by means of official documents 100-035/2008 and 100-042/2008, respectively, the Commission authorized Banorte to transfer the investment in securities it held in the category of “Trading securities” to the category of “Available for sale securities” or “Securities held to maturity”, at the last book value recorded in the balance sheet at the time of the reclassification without reversing the valuation recorded in income on the transfer date. Furthermore, it enabled Banorte to transfer debt instruments from “Available for sale securities” to “Securities held to maturity” at the last book value recorded in the balance sheet at the time of the reclassification without reversing the valuation recorded in stockholders’ equity at the transfer date, which will be amortized in the year’s earnings based on the security’s remaining life. These provisions were applied equally to securities to receive in repurchase agreement operations. The Commission allowed this accounting criteria to be applied only once on the value date of October 1, 2008 and during the last quarter of 2008.

Given the above, during October 2008 Banorte reclassified from “Trading securities” to “Securities held to maturity” a total of 6,035,947,400 securities with an accounting value of Ps. 12,803 on the reclassification date. Additionally, it reclassified from “Available for sale securities” to “Securities held to maturity” a total of 560,523,193 instruments with an accounting value of USD 553 million and EUR 20 million.

The aforementioned reclassifications were driven by the value loss in trading securities when stated at fair value, caused by the volatility and uncertainty of the financial markets during the last quarter of 2008. According to the analyses made by Management as of December 31, 2008, the securities held to maturity position has not shown any indication of permanent impairment.

If the Financial Group had not made this reclassification, as of October 31, 2008 it would have recorded a loss in the year’s earnings equivalent to Ps. 20 and Ps. 710 in stockholders’ equity, for “Trading securities” and “Available for sale securities”, respectively.

The principle changes in the accounting policies that apply to the Financial Group are explained below:

•                  Repurchase or resale transactions pursuant to Circular B-3, “Repurchase or Resale Agreements”, are recorded according to the economic substance of the transaction, which is financing with collateral, by which the purchaser gives cash as financing in exchange for financial assets as guarantee in case of non-compliance. The financial assets pledged as collateral are still recorded in the balance sheet as it retains the risks, benefits and control over them.

On the repurchasing agreement operation contract date, the cash income or outlay should be recorded, or a liquidating account as well as receivable or payable account at its fair value, initially at the agreed price, which represents the right or the obligation of restoring the cash to the counterparty.

•                  Circular C-1, “Recording and Cancellation of Financial Assets”, states that in order for an entity to cancel a financial asset, it must transfer all the contract rights to receive the cash flows from the financial asset or retain the contract rights to receive the cash flows from the financial asset and, at the same time, assume the contract obligation of paying such cash flows to a third party who meets certain requirements. Moreover, the substantial transfer of risks and benefits is considered a prerequisite for cancelling an asset as a sale. This modification impacts the accounting recording of repurchase agreements and securities loans, as well as securitization transactions as mentioned below.

•                  Up until 2007 securitization transactions were not reported in the balance sheet, as the transferred assets met the requirements of a sale and, consequently, the transferred asset, the liability corresponding to issues made and the effects in earnings based on this Circular were not recorded. As of October 14, 2008, securitization operations must meet the requirements established in accounting Circular C-1 to be considered as a sale. Otherwise, the assets, debt issues made on the same and the effects on earning based on this Circular should remain in the balance sheet. On the other hand, the prerequisite of “control” is established in order to consolidate the specific purpose entities (e.g. securitization trusts), regardless of the equity holding percentage. Therefore, unless it is proven that the special purpose entity is not controlled by the asset “assigning” entity, it must be consolidated.

Note 36 describes the effects that would have been recorded if the new accounting Circulars C-1, C-2 and C-5 had been applied retrospectively.

The following are some of the principal changes derived from the new NIF’s and interpretations (INIF’s) issued or modified by CINIF that went into effect as of January 1, 2008:

•                  NIF B-10, “Effects of Inflation”, considers two economic environments: a) inflationary; when the cumulative inflation of the three previous annual periods is 26% or more, in which case the inflation effects must be recognized; b) non-inflationary; when in the same period cumulative inflation is less than 26%; in this case the effects of inflation may not be recorded in the financial statements. Furthermore, it eliminates the replacement cost valuation and specific indexing methods and requires that the equity monetary position and the result of holding non-monetary assets holding (RETANM) be reclassified to retained earnings, except the RETANM identified as unrealized at the date this standard becomes effective, which will be kept in stockholders’ equity to be applied to the earnings of the year when such assets are realized.

The Financial Group reclassified Ps. 6,380 to retained earnings from prior years, which corresponds to the cancellation of the initial balance of the “Insufficiency in Restated Stockholders’ Equity”.

The cumulative inflation over the previous three years was 11.26%. Therefore, the Mexican economy qualifies as non-inflationary. As of January 1, 2008, the Financial Group discontinued recording the inflation effects in the financial statements. However, assets, liabilities and stockholders’ equity of December 31, 2008 and 2007 include the restatement effects recorded up until December 31, 2007.

•                  NIF B-15, “Conversion of Foreign Currencies”, eliminates the classifications of integrated foreign operation and foreign entity as it incorporates the concepts of currency of recording, functional and reporting currencies. It sets forth the procedures for converting financial information of foreign operations: i) from the recording currency to the functional currency; and ii) from the functional to the reporting currency.

•                  NIF D-3, “Employee Benefits”, incorporates current and deferred PTU as part of its scope and establishes that deferred PTU should be determined with the same asset and liability methodology as NIF D-4, “Income Taxes.” It includes the concept of career salary, and the amortization period of most of the items is reduced to the lower of the remaining labor life or five years, as follows:

• The initial balance of the severance and retirement benefits liability transition

• The initial balance of previous services and plan modifications.

• The initial balance of the actuarial gains and losses of severance benefits is amortized in 2008 income statements.

• The initial balance of the actuarial gains and losses of severance benefits is amortized in five years (net transition liability) with the option to amortize it in the 2008 income statement.

•                  NIF D-4, “Income Taxes”, eliminates the term “permanent difference” and incorporates some definitions. It also requires that the line item called “Initial Cumulative Effect of Deferred Income Taxes” be reclassified to retained earnings, unless it is identified with any items of other comprehensive income that have not yet been applied to earnings.

•                  INIF 5, “Recording the Additional Compensation Agreed at the Beginning of the Derivative Financial Instrument to Adjust to its Fair Value”, establishes an additional compensation agreed at the beginning of the derived financial instrument equivalent to its fair value and, therefore, should be part of the instrument’s initial fair value instead of being subject to amortization as per Bulletin C-10.

•                  INIF 8, “Effects of the Business Flat Tax”, establishes that the Business Flat Tax (IETU) should be considered as a tax on profit and provides the accounting guidelines to record it as a deferred tax when it is expected to be greater than the ISR (income tax) of the same period. To date the Financial Group has not incurred IETU.

Retrospective application of the changes in accounting criteria

As a result of the accounting changes in 2007, the 2006 financial statements reflect the effect of such changes retrospectively in order for them to be comparative with the 2008 and 2007 financial statements. The deferral of income for fees obtained was performed beginning with loans issued in 2005.

The following accounts have been adjusted retrospectively as a result of the changes noted above disclosing the previously presented balances, the adjusted balances and the variance between the two.

CONSOLIDATED BALANCE SHEETS

ASSETS	2006 As originally presented		2006 As adjusted		Variance
CASH AND CASH EQUIVALENTS	Ps.	45,054	Ps.	45,054	Ps.	—
INVESTMENTS IN SECURITIES	26,646		29,441		2,795
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS:	46		2,194		2,148
LOAN PORTFOLIO	149,499		147,104		(2,395)
(Less) Allowance for loan losses	(3,667)		(3,140)		(527)
LOAN PORTFOLIO, net	145,832		143,964		(1,868)
ACQUIRED LOAN PORTFOLIOS	3,755		4,617		862
TOTAL LOAN PORTFOLIO, net	149,587		148,581		(1,006)
OTHER ACCOUNTS RECEIVABLE, net	5,853		8,249		2,396
FORECLOSED ASSETS, net	328		393		65
PROPERTY, FURNITURE AND FIXTURES, net	6,899		6,899		—
PERMANENT STOCK INVESTMENTS	3,284		2,544		(740)
DEFERRED TAXES, net	—		—		—
OTHER ASSETS	5,649		7,635		1,986
TOTAL ASSETS	Ps.	243,346	Ps.	250,990	Ps.	7,644

LIABILITIES	2006 As originally presented		2006 As adjusted		Variance
DEPOSITS	Ps.	175,980	Ps.	175,860	Ps.	(120)
BANK AND OTHER LOANS	17,490		17,490		—
OVERNIGHT SECURITIES	—		1,810		1,810
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	246		3,933		3,687
OTHER PAYABLES	9,058		11,145		2,087
SUBORDINATED DEBENTURES	11,799		11,761		(38)
DEFERRED TAXES, net	149		338		189
DEFERRED CREDITS AND ADVANCED COLLECTIONS	74		627		553
TOTAL LIABILITIES	214,796		222,964		8,168

STOCKHOLDERS’ EQUITY
PAID-IN-CAPITAL	13,883		13,882		(1)
OTHER CAPITAL	13,206		12,698		(508)
NET INCOME	6,185		6,255		(70)
MINORITY INTEREST IN STOCKHOLDERS’ EQUITY	1,461		1,446		(15)
TOTAL STOCKHOLDERS’ EQUITY	28,550		28,026		(524)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	Ps.	243,346	Ps.	250,990	Ps.	7,644

CONSOLIDATED STATEMENTS OF INCOME	2006 As originally presented	2006 As adjusted	Variance
Interest income	Ps.	36,828	Ps.	36,120	Ps.	(708)
Interest expense	(21,409)	(21,256)	153
Monetary position loss, net	(349)	(350)	(1)
FINANCIAL MARGIN	15,070	14,514	(556)
Allowance for loan losses	(1,588)	(1,530)	58
FINANCIAL MARGIN AFTER PROVISION FOR LOAN LOSSES	13,482	12,984	(498)
Commission and fee income	7,876	6,324	(1,552)
Commission and fee expense	(1,586)	(920)	666
Brokerage revenues	1,781	1,781	—
NET OPERATING REVENUE	21,553	20,169	(1,384)
Administrative and promotional expenses	(12,931)	(13,157)	(226)
OPERATING INCOME	8,622	7,012	(1,610)
Other income	1,127	3,192	2,065
Other expenses	(919)	(905)	14
INCOME TAXES AND EMPLOYEE PROFIT SHARING	8,830	9,299	469
Current income taxes and employee profit sharing	(3,034)	(3,098)	(64)
Deferred income taxes and employee profit sharing	(221)	(355)	(134)
INCOME BEFORE EQUITY IN EARNINGS OF SUBSIDIARIES AND ASSOCIATED COMPANIES	5,575	5,846	271
Equity in earnings of subsidiaries and associated companies, net	827	628	(199)
NET EARNINGS BEFORE MINORITY INTEREST	6,402	6,474	72
Minority interest	(217)	(219)	(2)
NET INCOME	Ps.	6,185	Ps.	6,255	Ps.	70

The significant accounting policies followed by the Financial Group are described below:

Recognition of the effects of inflation in financial information

As mentioned above, as of January 1, 2008, the Financial Group discontinued recording the effects of inflation. Up until December 31, 2007, such recording resulted mainly in inflationary gains or losses on non-monetary and monetary items, which are shown in the financial statements under “Insufficiency in Restated Stockholders’ Equity”, “Effect of Holding Non-Monetary Assets” and “Monetary Position Gains and Losses”.

The inflation rates for the periods ending on December 31, 2008 and 2007 were 6.39% and 3.80%, respectively.

Cash and cash equivalents

Cash and cash equivalents are stated at nominal value plus accrued yields, which are recognized in results as they accrue. Funds available in foreign currency are valued at the exchange rate published by Banco de México at the balance sheet date.

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

Equity securities

•                  Applying market values

•                  If the market value cannot be obtained from a reliable source or it is not representative, the fair value will be determined based on the equity method described in Bulletin B-8, “Consolidated and Combined Financial Statements and Permanent Stock Investments”, of MFRS or, in rare cases, based on the acquisition cost restated by a factor derived for the value of the UDI.

•                  When the fair value of the securities cannot be determined, these will be stated at the last fair value determined or at the acquisition cost, which should be adjusted to it net trading value.

The increase or decrease in the fair value of these securities is recognized in the results of operations.

Available for sale securities

Available for sale securities are debt or equity securities that are classified neither as trading nor held to maturity. They are valued in the same way as trading securities, but with unrealized gains and losses recognized in stockholders’ equity.

Held to maturity securities

Held to maturity securities consist of debt instruments whose payments can be determined and with known maturities exceeding 90 days, which are acquired with the intent to hold them to maturity. They are initially recorded at acquisition cost and are subsequently carried at amortized cost.

If sufficient evidence exists that a security represents a high credit risk and/or its estimated value decreases, the book value could be modified based on the net realizable value determined by using formal valuation techniques, with a charge to results recorded in the year of the write-down.

Transfers from this item to “Available for sale securities” can only be made providing the related instruments will not be held to maturity.

Customer repurchase agreements

This is a transaction by which the purchaser acquires ownership of credit titles for a sum of money and is obliged to transfer titles of the same kind to the seller of the securities within the agreed term and in exchange for the same price plus a premium. The purchaser keeps the premium unless otherwise agreed.

Until September 30, 2008, when the Financial Group acted as the seller, the repurchase agreement transactions were recorded net and represented the difference between the fair value of the securities given under the repurchase agreement (asset position), which represented the securities to receive in the operation pursuant to the trading securities valuation criteria, and the current value of the maturity price (liability position). When the Financial Group acts as the purchaser of securities, the net position represents the difference between the present value of the price at maturity (asset position) and the fair value of the securities received under the repurchase agreement (liability position), which are valued according to the method discussed in the preceding paragraph.

Since October 1, 2008, repurchase transactions are recorded as follows:

Repurchase transactions are recorded according to their economic substance, which is financing with collateral, by which the Financial Group, acting as the purchaser, gives cash as financing in exchange for financial assets as guarantee in case of non-compliance.

On the repurchase agreement transaction contract date, the Financial Group acting as the seller, records the cash income or outlay, or a liquidating debtor account as well as receivable or payable account at its fair value, initially at the agreed price, which represents the obligation of restoring the cash to the purchaser. The payable account will be valued subsequently throughout the life of the repurchase agreement at its fair value by recognizing the repurchase agreement interest in the earnings of the year according to the effective interest method.

As to the collateral, the Financial Group classifies the financial asset in its balance sheet as restricted, valuing it according to the criteria mentioned above in this note through the repurchase agreement’s maturity.

The Financial Group, acting as the purchaser, on the repurchase transaction contract date cash and cash equivalents are recorded or a creditor liquidating account, recording an account receivable at its fair value, initially at the agreed price, which represents the right to recover the cash that was given. The receivable account will be valued subsequently throughout the life of the repurchase agreement at its fair value by recognizing the repurchase agreement interest in the earnings of the year according to the effective interest method.

As to the collateral received, the Financial Group records it in memorandum accounts through the repurchase agreement’s maturity, following the guidelines of Circular B-9, “Asset Custody and Management”, issued by the Commission.

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

When entering into transactions involving derivative financial instruments, the Financial Group’s internal policies and procedures require an assessment and risk exposure regarding the financial institution acting as the counterparty to the transaction and that it be authorized by the Banco de México to enter into this type of transaction. Before entering into these types of transactions with corporate customers, a precautionary credit line must be granted by the National Credit Committee or liquid guarantees given through a securitized collateral contract. Transactions entered into with medium and small sized companies and individuals provide for liquid guarantees established in securitized collateral contracts.

The recognition or cancellation of assets and/or liabilities derived from transactions involving derivative financial instruments occurs when these transactions are entered into to, regardless of the respective settlement or delivery date of the goods.

Forward and futures contracts

Forward and futures contracts for trading purposes establish an obligation to buy or sell an underlying at a future date in the quantity, quality and prices pre-established in the contract. Futures contracts are recorded initially by the Financial Group in the balance sheet as an asset and a liability at fair value, which represents the price agreed in the contract in order to acknowledge the right and obligation of receiving and/delivering the underlying, as well as the right and obligation of receiving and/or delivering the cash equivalent to the underlying, object of the contract.

For the purpose of financial statement presentation, for derivative financial instruments that incorporate both rights and obligations, such as futures and forwards, the asset and liability positions are netted individually. If the net is a debit balance, the difference is presented in the asset under “Derivative financial instruments”. If it is a credit balance, it is presented in the liability of the same line item.

The balance of these transactions entered into for trading purposes represents the difference between the fair value of the contract and the established “forward” price.

Option contracts

Options are contracts that, by paying a premium, grant the right but not the obligation to buy or sell a specific number of underlying instruments at a given price within an established term.

Options are divided into: buy options (calls) and sell options (puts). Both can be used as trading or hedging instruments.

Options can be executed on a specific date or within a certain period of time. The price is agreed in the option and may be exercised at the discretion of the buyer. The instrument to which the price is linked is the reference or underlying value.

The premium is the price the holder pays the issuer for the option rights.

The holder of a call/put option has the right, but not the obligation, to purchase/sell from/to the issuer a certain number of underlying instruments at a fixed price (transaction price) within a certain term.

The Financial Group records the option premium as an asset or liability at the transaction date. The fluctuations of the option’s premium market valuation are recorded in the income statement under “Trading” thereby affecting the corresponding account’s balance.

Option contracts for trading purposes are recorded in memorandum accounts at their current price, multiplied by the number of securities, and distinguishing the options that are negotiable in the stock market from those that are not in order to control risk exposure.

All valuation results recorded before the option is exercised or expires are unrealized and not susceptible to capitalization or distribution among their shareholders until they are realized in cash.

Swaps

These are two-party contracts by which a bilateral obligation is established to exchange a series of cash flows for a certain period of time on pre-set dates at a nominal or reference value.

The Financial Group records the asset and liability portion for the rights and obligations agreed upon, valuing the future flows to receive or give at the current value according to the forecast of future applicable rates, discounting the market rate on the valuation date with curves provided by the price provider and verified by the market risk area.

The balance of these transactions entered into for trading purposes represents the difference between the fair value of the asset and liability positions. Balances are presented as assets or liabilities under the “Derivative financial instruments” heading.

Trading transactions are valued at market price, and the result of each valuation is recorded in the year’s results.

Management’s policy with regards to hedge contracts is to protect the Financial Group’s individual balances and stockholders’ equity by anticipating interest rate and exchange rate fluctuations.

For hedging derivative financial instruments, the Financial Group applies in all cases the cash flow hedging method and the accumulated compensation method to measure effectiveness. Both methods are approved by current accounting standards. The results of ineffective hedging are recorded in the year’s results.

The Financial Group documents hedging transactions from the moment the derivative instruments are designated as hedging transactions. A file is drawn up for each transaction in order to have documented proof as per Bulletin C-10 paragraph 51.

Accordingly, the Financial Group documents its hedging transactions based on the following guidelines:

•                  A fair value hedging transaction is recorded as follows:

a.               The gain or loss from valuing the hedging instrument at its fair value is recognized immediately in the period’s income statement; and

b.              The gain or loss from valuing the hedging instrument’s primary position attributable to the hedged risk should be restated to such position’s book value and recognized immediately in the period’s income statement.

•                  A cash flow hedging transaction is recorded as follows:

a.               The effective portion of the hedging instrument’s gain or loss is recorded as a component of other comprehensive income in stockholders’ equity using an asset or liability account called “securities and derivative financial instruments” as a counter-account. The ineffective portion of the gain or loss on the hedging instrument is recognized in current earnings.

b.              The stockholders’ equity balance that is part of other comprehensive income associated with the primary position is restated at the lower value (absolute value) of:

I.                 The accumulated gain or loss on the hedging instrument; and

II.             The accumulated change in the primary position cash flow fair value from the beginning of the hedging transaction.

Valuation methods

As the derivative products transacted are considered conventional (“Plain Vanilla”), the standard valuation models contained in the derivative transaction systems and the Financial Group’s risk management are used.

All valuation methods that the Financial Group uses result in the fair value of transactions and are periodically adjusted. Furthermore, they are audited by internal and external auditors, as well as by the financial authorities.

Valuation of the positions is done on a daily basis and a price provider generates the input used by the transaction and risk management systems. The price provider generates these valuations based on daily market conditions.

Operating strategies

Trading

The Financial Group participates in the derivative instruments market for trading purposes, and the risk exposures generated are computed within its overall VaR limit.

The trading strategy is submitted on a weekly basis to the Financial Group’s Treasury Committee, which analyzes the current risks and makes a decision.

Hedging

The hedging strategy is determined annually and each time the market conditions so require. Hedging strategies are submitted to the Risk Policies Committee.

Hedging transactions comply with the applicable standard set forth in Circular C-10 of the CNBV. This implies, among other things, that the hedge’s effectiveness is evaluated both prior to its arrangement (prospective) and thereafter (retrospective). These tests are performed on a monthly basis.

Loan portfolio

The loan portfolio represents the balance of amounts effectively granted to borrowers plus uncollected accrued interest minus prepaid interest received. The allowance for loan losses from credit risks is presented as a reduction of the loan portfolio.

The unpaid loan balance is classified in the past-due portfolio as follows:

•                  Single payment loans upon the maturity of principal and interest, 30 calendar days after maturity.

•                  Loans involving a single principal payment at maturity, but with periodic interest payments, total principal and interest payments 30 and 90 calendar days after maturity, respectively.

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

The fees charged for the initial granting of loans will be recorded as a differed credit, which will be amortized as interest income, as per the straight line method during the loan’s contractual term.

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

In the case of consumer and mortgage loans, the Financial Group applies the general provisions applicable to credit institutions in classifying the loan portfolio as issued by the Commission on August 22, 2005 and December 2, 2008 and the internal methodology authorized by the Commission for classifying commercial loans.

Such provisions also establish general methodologies for the classification and calculation of allowances for each type of loan, while also permitting credit institutions to classify and calculate allowances based on internal methodologies, when previously approved by the Commission.

As of June 2001, the Financial Group has the Commission’s approval to apply its own methodology, called Internal Risk Classification (CIR Banorte) to commercial loans. CIR Banorte applies to commercial loans with outstanding balances equal to or greater than 4 million UDIS or its equivalent in Mexican pesos. Loan classification and reserve allowance are determined based on the rules set by the Commission. This methodology is explained later in this note.

The commercial loan portfolio classification procedure requires that credit institutions apply the established methodology (general or internal) based on quarterly information for the periods ending in March, June, September and December of each year, while also recording the allowances determined at the close of each period in their financial statements. Furthermore, during the month following each quarterly close, financial institutions must apply the respective classification to any loan at the close of the immediately preceding quarter, based on the outstanding balance in effect on the last day of the aforementioned months. The preventive estimates for loan risks that have exceeded the amount required to rate the loan will be cancelled on the date of the following quarterly rating against the period earnings. Additionally, the previously written-off loan portfolio recoveries are applied against the ending balance sheet.

Through its subsidiary Banorte USA, the Financial Group acquired Inter National Bank (INB) in 2006 and continues to apply INB’s loan classification methodologies by adjusting the allowance for loan losses, derived from applying such methodologies.

As of November 27, 2008, the Commission issued Document 111-2/26121/2008, which renews for a two-year period, as of December 1, 2008, the authorization for such internal loan classification methodology.

Commercial loans equal to or greater than 4 million UDIS or its equivalent in Mexican pesos are classified according to the following criteria:

•                  Debtor’s credit quality

•                  The loans, in relation to the value of the guarantees or the value of the assets in trusts or in “structured” programs, as applicable.

The commercial loan segment includes loans granted to business groups and corporations, state and municipal governments and their decentralized agencies, as well as financing to companies of the financial services sector.

The Financial Group applied the internal risk classification methodology, CIR Banorte, authorized by the Commission to rate the debtor, except in financing granted to state and municipal governments and their decentralized agencies, loans intended for investment projects with their own source of payment and financing granted to trustees that act under trusts and “structured” loan programs in which the affected assets allow for an individual risk evaluation associated with the type of loan, for which the Financial Group applied the procedure established by the Commission.

When evaluating a debtor’s credit quality with the CIR Banorte method, the following risks and payment experiences are classified specifically and independently:

Risk criteria	Risk factors
1. Financial risk	1. Financial structure and payment capability
2. Financing sources
3. Management and decision-making
4. Quality and timeliness of financial information
2. Industry risk	5. Positioning and market in which debtor participates
- Target markets
- Risk acceptance criteria
3. Borrower’s experience	6. Borrower’s experience
4. Country risk	7. Country risk

Each of the risk factors is analyzed using descriptive evaluation tables, the result of which indicates the borrower’s rating. This, in turn, is standardized with the risk degrees established by the Commission.

CIR Banorte	Risk level description	Commission classification equivalent
1	Substantially risk free	A1
2	Below minimal risk	A2
3	Minimal risk	A2
4	Low risk	B1
5	Moderate risk	B2
6	Average risk	B3
7	Risk requiring management attention	C1
8	Potential partial loss	C2
9	High loss percentage	D
10	Total loss	E

For commercial loans under 4 million UDIS or its equivalent in Mexican pesos, loans under 900 thousand UDIS to state and municipal governments and their decentralized agencies, mortgage loans and consumer loans, the Financial Group applied the general provisions applicable to credit institutions for classifying the loan portfolio as issued by the Commission.

Acquired loan portfolios

This balance is represented by the acquisition cost of the various loan asset packages acquired by the Financial Group, which are subsequently valued by applying one of the three following methods:

Cost recovery method – Payments received are applied against the acquisition cost of the loan portfolio until the balance equals zero. Recoveries in excess of the acquisition cost are recognized in current earnings.

Interest method - The result of multiplying the acquired portfolio’s outstanding balance by the estimated yield is recorded in current earnings. Differences between the Financial Group’s collection estimates and actual collections are reflected prospectively in the estimated yield.

Cash basis method - The amount resulting from multiplying the estimated yield times the amount actually collected is recorded in the income statement, provided it is not greater than the amount obtained by the interest method. The difference between the recorded amount and the amount collected reduces the outstanding portfolio balance, once the entire initial investment has been amortized. Any subsequent recovery is recorded in the income statement.

For its portfolios valued using the interest method, the Financial Company evaluates twice a year to verify if the cash flow estimate of its collection rights is consistent with actual recoveries and therefore considered to be effective. The Financial Company uses the cost recovery method on those collection rights in which the expected cash flow estimate is not effective. The expected cash flow estimate is considered “highly effective” if the result of dividing the sum of the flows actually collected by the sum of the expected cash flows is between 0.8 and 1.25 when such effectiveness is evaluated.

Other accounts receivable and payable

The Financial Group performs a study to quantify the different future events that could affect the amount in accounts receivable over 90 days and thus determine their percentage of non-recoverability to calculate its allowance for doubtful accounts. The remainder of the accounts receivable balances are reserved at 90 calendar days from their initial recognition.

The balances of asset and liability settlement accounts represent transactions involving the sale and purchase of currency and securities, which are recorded when entered into and settled within 48 hours.

Merchandise inventory

This is comprised mainly of finished goods and prior to 2008 was restated at its replacement or market cost, whichever is lower. In 2008 finished good are stated at the lower of cost or their net realizable value.  The cost of sales, recorded under “Other expenses”, is restated using the replacement cost at the time of the sale prior to 2008.

Impairment of the value of long-lived assets and their disposal

The Financial Group has established guidelines to identify and, if applicable, record losses derived from the impairment or decrease in value of long-lived, tangible or intangible assets, including goodwill.

Foreclosed assets, net

Foreclosed property or property received as payments in kind are recorded at the lower of their net realizable value or cost. Cost is determined as the forced-sales value determined by a judge upon foreclosure or, in the case of payments in kind, the price agreed between the parties involved.

If the book value of the loan exceeds that of the foreclosed property, the difference is recognized by canceling the allowance for loan losses when such assets are awarded. If the carrying value of the loan is lower than the value of the foreclosed property, the latter must be adjusted to match the loan’s carrying value.

The carrying value is only modified when there is evidence that the net realizable value is lower than the recorded carrying value. Reductions in the carrying value of the loan are recorded in current earnings as they occur.

The provisions applicable to the valuation methodology for the allowance for loan losses mentioned above define the valuation methodology for reserves related to either foreclosed property or those assets received as payment in kind, establishing that additional quarterly provisions must be created to recognize the potential decrease in value over time of property awarded under legal proceedings, out-of-court or received as payment in kind and the investments in securities received as foreclosed goods or payment in kind, based on the following guidelines:

I. In the case of collection rights and real property, the provisions referred to by the preceding paragraph must be treated as follows:

Personal property reserves

Time elapsed as of award date or receipt as payments in kind (months)	Reserve percentage
Up to 6	0%
More than 6 and up to 12	10%
More than 12 and up to 18	20%
More than 18 and up to 24	45%
More than 24 and up to 30	60%
More than 30	100%

The amount of the reserves to be created will be the result of applying the reserve percentage determined under the preceding table to the value of collection rights or foreclosed property, received as payment in kind or awarded in a court proceeding.

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

III. In the case of real property, provisions must be created as follows:

Real property reserves

Time elapsed as of award date or receipt as payments in kind (months)	Reserve percentage
Up to 12	0%
More than 12 and up to 24	10%
More than 24 and up to 30	15%
More than 30 and up to 36	25%
More than 36 and up to 42	30%
More than 42 and up to 48	35%
More than 48 and up to 54	40%
More than 54 and up to 60	50%
More than 60	100%

The amount of the reserves to be created will be the result of applying the reserve percentage determined under the preceding table to the awarding value of the property based on the accounting criteria. Furthermore, when problems are identified regarding the realization of the value of the foreclosed property, the Financial Group records additional reserves based on management’s best estimates. On December 31, 2008 there are no reserves in addition to those created by the percentage applied based on the accounting criteria that could indicate realization problems on the values of the foreclosed properties.

If appraisals subsequent to the foreclosure or payment in kind result in the recording of a decrease in the value of the collection rights, securities, personal or real property, the reserve percentages contained in the preceding table can be applied to the adjusted value.

Property, furniture and fixtures

Property, furniture and fixtures are recorded at acquisition cost. The balances of acquisitions made up to December 31, 2007 are restated using factors derived from the value of the UDI of that date.

Depreciation is calculated using the straight-line method based on the useful lives of the assets as estimated by independent appraisers.

Permanent stock investments

The Financial Group recognizes its investments in associated companies using the equity method, based on the book values shown in the most recent financial statements of such entities.

Income Taxes (“ISR”), Business Flat Tax (“IETU”) and Employee Statutory Profit Sharing (“PTU”)

The provisions for ISR, IETU and PTU are recorded in the results of the year in which they are incurred. Deferred taxes are recognized if, based on financial projections the Financial Group expects to incur ISR or IETU, and records the deferred tax it will pay. Deferred taxes are calculated by applying the corresponding tax rate to the applicable temporary differences resulting from comparing the accounting and tax bases of assets and liabilities and including, if any, future benefits from tax loss carryforwards and certain tax credits. Deferred tax assets are recorded only when there is a high probability of recovery.

The net effect of the aforementioned items is presented in the consolidated balance sheet under the “Deferred taxes, net” heading.

Intangible assets

Intangible assets are recognized in the consolidated balance sheet provided they are identifiable and generate future economic benefits that are controlled by the Financial Group. Intangible assets with definite lives are amortized systematically over the period expected to receive benefits. The value of the intangible assets with indefinite lives is subject to annual impairment tests.

Goodwill

Goodwill represents the excess of cost over the fair value of subsidiary shares, as of the date of acquisition. At least once a year is subject to impairment tests following the provisions of NIF C-15, “Impairment of long-life asset value and their disposal”. No impairment was detected as of December 31, 2008.

Deposits

Liabilities derived from deposits, including promissory notes, are recorded at their procurement or placement cost plus accrued interest, determined according to the number of days elapsed at each monthly close and charged to results as incurred.

Provisions

Provisions are recognized when the Financial Group has a current obligation that results from a past event and are likely to result in the use of economic resources and can be reasonably estimated.

Employee retirement obligations

According to Mexican Federal Labor Law, the Financial Group has obligations derived from severance payments and seniority premiums payable to employees that cease to render their services under certain circumstances.

Defined benefit plans

The Financial Group records a liability for seniority premiums and medical services after retirement and severance payments for reasons other than restructuring, which are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at nominal interest rates in 2008 and actual interest rates in 2007. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Financial Group’s current employees, as well as the obligation related to retired personnel.

The Financial Group applies the provision of NIF D-3 related to the recognition of the liability for severance payments at the end of the work relationship for reasons other than restructuring, which is recorded using the projected unit credit method based on calculations by independent actuaries.

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

The initial payment to the defined contribution plan for past services was financed with funds established originally for the defined benefit plan that was early extinguished and recognized in accordance with the requirements of NIF D-3.

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

Transfer of financial assets

A transfer of financial assets in which the Financial Group surrenders control over those financial assets is accounted for as a sale, with the related effects subsequently recognized in the financial statements. If a transfer of financial assets in exchange for cash or other consideration does not meet the criteria for a sale, the Financial Group accounts for the transfer as a secured borrowing.

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

However, if the Financial Group does not transfer ownership of the financial assets, i.e., if it retains the direct risk associated with such assets, the transaction is considered to be a financing securitization, whereby the payment made to the transfer is guaranteed by assets for which the latter assumes the related risk. Accordingly, the Financial Group cannot derecognize such transferred assets from its financial statements and accounts for the transfer as a secured borrowing with pledge of collateral.

Share-based payments

Banorte grants stock options to key officers who would like to acquire shares in the Financial Group. Banorte has established trusts to manage the plans and contributes the necessary funds so that shares can be purchased directly from the market at the initiation of each plan.

At the subsidiary level, Banorte reports the shares held by the trusts as available for sale securities and as of December 31, 2008 reclassifies such amounts in the Financial Group’s consolidation process with an effect of Ps. 63 in “Common stock” and Ps. 392 in “Additional paid in capital”.

Banorte records its stock option plans according to the guidelines of IFRS 2, “Share Based Payments”, which through 2008 is supplementally applied as there is no applicable standard in the Commission’s accounting criteria. According to the above and given the features of Banorte’s share-based payment plans, the related compensation expense is recorded at fair value as of the date the stock options are granted and adjusted during the required service period established in the stock option agreement.

The fair value of each share is estimated as of the date of grant using the Black-Scholes option pricing model. The changes in the assumptions used may result in substantial differences in the fair value estimates. However, such assumptions are restated (updated) at the close of the reporting period.

As of December 31, 2008, the market value of the shares was below the option price, and consequently no compensation expense was recorded.

5 - CASH AND CASH EQUIVALENTS

As of December 31, 2008 and 2007, this line item was composed as follows:

	2008		2007
Cash	Ps.	8,419	Ps.	7,831
Banks	40,004		31,487
Other deposits and available funds	5,979		2,292
	Ps.	54,402	Ps.	41,610

On December 31, 2008, the “Other” item includes Ps. 5,738 for funds due to be received in 24 and 48 hours, and Ps. 25 in gold and silver coins. In 2007, it included Ps. 1,456 for funds to be received in 24 and 48 hours, and Ps. 28 in gold and silver coins.

The “Banks” item is represented by cash in Mexican pesos and USD converted at the exchange rate issued by Banco de México at Ps. 13.8325 and Ps. 10.9157 for 2008 and 2007, respectively, and is made up as follows:

	Mexican pesos				Denominated in US dollars				Total
	2008		2007		2008		2007		2008		2007
Call money	Ps.	3,184	Ps.	—	Ps.	—	Ps.	109	Ps.	3,184	Ps.	109
Deposits with foreign credit institutions	—		—		6,866		5,309		6,866		5,309
Domestic banks	503		250		—		—		503		250
Banco de México	29,405		25,782		46		37		29,451		25,819
	Ps.	33,092	Ps.	26,032	Ps.	6,912	Ps.	5,455	Ps.	40,004	Ps.	31,487

As of December 31, 2008 and 2007, the Financial Group had made monetary regulation deposits of Ps. 26,394 and Ps. 25,782, respectively.

As of December 31, 2008 and 2007, the total sum of restricted cash and cash equivalents is Ps. 35,476 and Ps. 28,089, respectively. This includes monetary regulation deposits, futures placed in the domestic and foreign market, call money and contracted transactions pending liquidation in 24 and 48 hours.

6 - INVESTMENTS IN SECURITIES

a. Trading securities

As of December 31, 2008 and 2007, trading securities are as follows:

	2008								2007
	Acquisition cost		Accrued interest		Valuation increase		Book value		Book value
Commercial paper	Ps.	114	Ps.	—	Ps.	9	Ps.	123	Ps.	1,254
CETES	—		—		—		—		518
Government bonds	—		—		—		—		113
Saving Protection Bonds (BPAS)	101		1		—		102		—
Bank securities	5,824		23		—		5,847		5,395
Securitization certificates	—		—		—		—		216
Shares listed in the International Quotation System (SIC)	—		—		—		—		2
Futures	4		—		—		4		4
Investment funds	—		—		—		—		11
Subordinated securities	236		—		318		554		241
	Ps.	6,279	Ps.	24	Ps.	327	Ps.	6,630	Ps.	7,754

During 2008 and 2007, the Financial Group recognized a valuation effect for the net amount of Ps. 109 and Ps. 1, respectively, in the results of operations related to its trading securities.

As of December 31, 2008, these investments mature as follows (stated at their acquisition cost):

	From 1 to 179 days		From 6 to 12 months		More than 2 years		Total at acquisition cost
Commercial paper	Ps.	98	Ps.	16	Ps.	—	Ps.	114
Saving Protection Bonds (BPAS)	101		—		—		101
Bank securities	5,824		—		—		5,824
Futures	4		—		—		4
Subordinated securities	—		—		236		236
	Ps.	6,027	Ps.	16	Ps.	236	Ps.	6,279

b. Available for sale securities

As of December 31, 2008 and 2007, available for sale securities were as follows:

2008	2007
Acquisition cost	Accrued interest	Valuation increase (decrease)	Book value	Book value
US Government Bonds	Ps.	6,153	Ps.	26	Ps.	48	Ps.	6,227	Ps.	4,634
UMS	502	13	1	516	1,361
Bonds	4,086	56	(434)	3,708	285
VISA	2	—	94	96	—
MASTER CARD	—	—	21	21	—
BMV Shares	234	—	(90)	144	—
EUROBONDS	553	12	(1)	564	386
PEMEX bonds	212	2	(10)	204	3,881
Subordinated securities	21	—	221	242	330
CYDSA shares	—	—	—	—	71
Ps.	11,763	Ps.	109	Ps.	(150)	Ps.	11,722	Ps.	10,948

As of December 31, 2008, these investments mature as follows (stated at their acquisition cost):

	From 1 to 179 days		From 6 to 12 months		More than 1 year		Total at acquisition cost
US Government Bonds	Ps.	6	Ps.	39	Ps.	6,108	Ps.	6,153
UMS	—		—		502		502
Bonds	—		—		4,086		4,086
VISA	—		—		2		2
BMV Shares	—		—		234		234
EUROBONDS	—		—		553		553
PEMEX bonds	—		—		212		212
Subordinated securities	—		—		21		21
	Ps.	6	Ps.	39	Ps.	11,718	Ps.	11,763

c. Held to maturity securities

As of December 31, 2008 and 2007, held to maturity securities are as follows:

Medium and long-term debt instruments:

	2008						2007
	Acquisition cost		Accrued interest		Book value		Book value
Government bonds- support program for Special Federal Treasury Certificates	Ps.	684	Ps.	6	Ps.	690	Ps.	651
Fiduciary rights	—		—		—		8
CETES	3		—		3		—
Government bonds	653		2		655		—
Bonds	33,062		—		33,062		—
Saving Protection Bonds (BPAS)	124,691		177		124,868		—
UMS	2,541		68		2,609		—
UDIBONOS	3		—		3		—
Separable securitization certificates	24		9		33		—
Bank securities	31,494		63		31,557		—
US Government Bonds	13		—		13		10
PEMEX bonds	5,361		102		5,463		—
Private securitization certificates	21,722		48		21,770		—
Strip and Myra bonds	—		—		—		14
Structured notes	520		—		520		—
Other debt titles	349		—		349		—
Subordinated securities	22		—		22		77
	Ps.	221,142	Ps.	475	Ps.	221,617	Ps.	760

As of December 31, 2008, there is Ps 192,726 in restricted securities from the Financial Groups repurchasing operations.

As of December 31, 2008, these investments mature as follows (stated at their acquisition cost):

	From 1 to 179 days		More than 2 years		Total at acquisition cost
Government bonds- support program for Special Federal Treasury Certificates	Ps.	—	Ps.	684	Ps.	684
CETES	—		3		3
Government bonds	—		653		653
Bonds	—		33,062		33,062
SAVING PROTECTION BONDS (BPAS)	124,691		—		124,691
UMS	—		2,541		2,541
UDIBONOS	—		3		3
Separable securitization certificates	—		24		24
Bank securities	31,494		—		31,494
US Government Bonds	—		13		13
PEMEX bonds	—		5,361		5,361
Private securitization certificates	—		21,722		21,722
Structured notes	—		520		520
Other debt titles	—		349		349
Subordinated securities	—		22		22
	Ps.	156,185	Ps.	64,957	Ps.	221,142

7 - TRANSACTIONS INVOLVING SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

As of December 31, 2008 and 2007, transactions involving securities and derivative financial instruments were as follows:

a. Debtor and creditor balances derived from repurchase transactions

Acting as seller of securities

2008	2007
Asset position	Liability position	Asset position	Liability position
Instrument	Value of securities receivable	Creditor repurchase agreement	Debit difference	Credit difference	Value of securities receivable	Creditor repurchase agreement	Debit difference	Credit difference
CETES	Ps.	—	Ps.	3	Ps.	—	Ps.	3	Ps.	4,039	Ps.	4,039	Ps.	—	Ps.	—
Development Bonds	3,987	37,085	—	33,098	25,900	25,901	—	1
Bonds 182	—	5	—	5	929	929	—	—
Bonds IPAB	—	351	—	351	874	879	—	5
Quarterly IPAB bonds	7,102	106,967	1	99,866	119,370	119,739	18	387
Semiannual IPAB bonds	26,970	51,252	1	24,283	13,767	13,808	4	45
7-year bonds	—	2	—	2	1,684	1,684	—	—
10-year bonds	627	1,275	—	648	4,067	4,069	1	3
20-year bonds	—	5	—	5	8,758	8,780	1	23
UDIBONOS	—	—	—	—	102	102	—	—
10-year UDIBONDS	—	4	—	4	1,460	1,459	1	—
Government securities	38,686	196,949	2	158,265	180,950	181,389	25	464
Promissory Notes	537	537	—	—	4,001	4,001	—	—
CEDES	716	10,985	—	10,269	12,897	12,906	3	12
Bank acceptances	—	—	—	—	10	10	—	—
CEBUR Bank	—	8,892	—	8,892	2,449	2,450	—	1
Bank securities	1,253	20,414	—	19,161	19,357	19,367	3	13
Private paper	—	11,428	—	11,428	11,618	11,642	1	25
CEBUR government	—	3,602	—	3,602	4,027	4,026	4	3
Securitization certificates	—	269	—	269	281	284	—	3
Private securities	—	15,299	—	15,299	15,926	15,952	5	31
Ps.	39,939	Ps.	232,662	Ps.	2	Ps.	192,725	Ps.	216,233	Ps.	216,708	Ps.	33	Ps.	508

With the Financial Group acting as the vendor, accrued premiums were charged to the results of operations up to December 31, 2008 in the amount of Ps. 18,320 (Ps. 16,468 in 2007).

During 2008 and 2007, the period of repurchase transactions entered into by the Financial Group in its capacity as vendor ranged from 1 to 177 days.

Acting as purchaser of securities

2008	2007
Liability position	Asset position	Liability position	Asset position
Instrument	Value of securities deliverable	Repurchase agreement from debtors	Debit difference	Credit difference	Value of securities deliverable	Repurchase agreement from debtors	Debit difference	Credit difference
CETES	Ps.	1,667	Ps.	1,667	Ps.	—	Ps.	—	Ps.	300	Ps.	300	Ps.	—	Ps.	—
Development Bonds	3,992	3,987	5	—	3,233	3,233	—	—
Bonds 182	—	—	—	—	928	928	—	—
Bonds IPAB	—	—	—	—	878	873	5	—
Quarterly IPAB bonds	6,014	5,992	22	—	7,558	7,543	18	3
Semiannual IPAB bonds	25,865	25,751	115	1	—	—	—	—
7-year bonds	1,248	1,248	—	—	350	350	—	—
10-year bonds	1,193	1,194	2	3	1,092	1,093	—	1
20-year bonds	4,001	4,001	—	—	1,126	1,125	2	1
UDIBONOS	—	—	—	—	102	102	—	—
10-year UDIBONDS	—	—	—	—	501	501	—	—
Government securities	43,980	43,840	144	4	16,068	16,048	25	5
Promissory Notes	—	—	—	—	3,011	3,011	—	—
CEDES	568	565	3	—	1,773	1,773	—	—
Bank securities	568	565	3	—	4,784	4,784	—	—
CEBUR government	—	—	—	—	650	652	—	2
Private securities	—	—	—	—	650	652	—	2
Ps.	44,548	Ps.	44,405	Ps.	147	Ps.	4	Ps.	21,502	Ps.	21,484	Ps.	25	Ps.	7

With the Financial Group acting as the purchaser, accrued premiums were charged to the results of operations up to December 31, 2008 in the amount of Ps. 2,521 (Ps. 2,345 in 2007).

During 2008 and 2007, the period of repurchase transactions entered into by the Financial Group in its capacity as purchaser ranged from 1 to 21 days.

As of December 31, 2008, the amount of goods corresponding to the guarantees given and received in repurchase transactions that involved the transfer of property totaled Ps. 179 and Ps. 14, respectively, and as of December 31, 2007, the totals were Ps. 137 of guarantees given and Ps. 12 of guarantees received.

b. Derivative financial instruments

The transactions entered into by the Financial Group involving derivative financial instruments correspond mainly to futures, swaps and options contracts. These transactions are entered into to hedge various risks and for trading purposes.

As of December 31, 2008, the Financial Group has evaluated the effectiveness of transactions entered into involving derivative financial instruments for hedging purposes and has concluded that they are highly effective.

As of December 31, 2008 and 2007, the positions of the Financial Group’s derivative financial instrument held for trading purposes are as follows:

	2008		2007
Assets
Derivative financial instruments	Ps.	8,168	Ps.	2,302
Liabilities
Derivative financial instruments	Ps.	10,746	Ps.	2,435

	2008				2007
Asset position	Nominal amount		Asset position		Nominal amount		Asset position
Futures
TIIE-rate futures	Ps.	1,500	Ps.	—	Ps.	980	Ps.	—
Forwards
Foreign currency forwards	1,892		40		571		42
Options
Rate options	9,683		76		6,929		195
Swaps
Rate swaps	173,097		1,999		97,357		873
Exchange rate swaps	9,829		3,210		10,107		677
Total negotiation	196,001		5,325		115,944		1,787

Options
Rate options	24,200		179		16,250		100
Swaps
Rate swaps	19,298		10		12,391		59
Exchange rate swaps	10,474		2,654		5,847		356
Total hedge	53,972		2,843		34,488		515
Total position	Ps.	249,973	Ps.	8,168	Ps.	150,432	Ps.	2,302

	2008				2007
Liability position	Nominal amount		Liability position		Nominal amount		Liability position
Futures
TIIE-rate futures	Ps.	1,500	Ps.	—	Ps.	980	Ps.	—
Forwards
Foreign currency forwards	129		46		571		46
Options
Foreign currency options	67		2		16		—
Rate options	10,827		64		3,300		40
Swaps
Rate swaps	173,114		2,024		97,359		842
Exchange rate swaps	9,774		3,133		9,794		663
Total negotiation	195,411		5,269		112,020		1,591

Swaps
Rate swaps	19,298		663		12,391		261
Exchange rate swaps	7,479		4,814		8,160		583
Total hedge	26,777		5,477		20,551		844
Total position	Ps.	222,188	Ps.	10,746	Ps.	132,571	Ps.	2,435

The operated products and main underlying instruments are as follows:

Forwards	Options	Swaps	CCS
Fx-USD	Fx-USD	TIIE 28	TIIE 28
	TIIE 28	TIIE 91	TIIE 91
		CETES 91	Libor
Libor

The risk management policies and internal control procedures for managing risks inherent to derivative instrument operations are described in Note 32.

Transactions entered into for hedging purposes have maturities from 2008 to 2018 and are intended to mitigate the financial risk derived from long-term loans offered by the Financial Group at fixed rates, as well as the exchange rate risk generated by market instruments in the Financial Group’s portfolio.

The book value of collateral used to ensure compliance with obligations derived from currency swap contracts as of December 31, 2008, is USD 876,379 thousand and EUR 20,110 thousand and as of December 31, 2007 the book value is USD 413,350 thousand and EUR 21,406 thousand. Futures transactions are made through recognized markets, and as of December 31, 2008 they represent 0.60% of the nominal amount of all the derivative operation contracts; the remaining 99.32% correspond to options and swaps transactions in OTC markets.

As mentioned in Note 2 f), during the first quarter of 2008, one of our counterparts failed to comply with its obligations. Therefore, steps were taken pursuant to clause VII (bankruptcy) of the ISDA Master Agreement, and the current derivative operations with this counterparty were offset using market quotations to value them. The sum of the valuation of the derivative operations with the counterparty represents a net loss for the Financial Group in the amount mentioned in Note 2 f).

Furthermore, as a result of Lehman Brothers noncompliance, cash flow hedging was ineffective, bringing about a negative impact in the amount of USD 530 thousand.

The net amount of estimated gains or losses originated by transactions or events that are recorded in cumulative other comprehensive income as of December 31, 2008 and that are expected to be reclassified to earnings within the next 12 months totals Ps. 2.

8 - LOAN PORTFOLIO

As of December 31, 2008 and 2007, the loan portfolio by loan type is as follows:

	Current portfolio				Past-due portfolio				Total
	2008		2007		2008		2007		2008		2007
Commercial loans
Denominated in domestic currency
Commercial	Ps.	93,123	Ps.	77,312	Ps.	1,482	Ps.	900	Ps.	94,605	Ps.	78,212
Rediscounted portfolio	6,129		6,646		—		—		6,129		6,646
Denominated in USD
Commercial	27,041		13,975		221		27		27,262		14,002
Rediscounted portfolio	505		158		—		—		505		158
Total commercial loans	126,798		98,091		1,703		927		128,501		99,018

Loans to financial institutions	10,860		13,158		—		—		10,860		13,158
Consumer loans
Credit card	15,067		13,881		2,140		829		17,207		14,710
Other consumer loans	14,302		13,344		359		280		14,661		13,624
Housing mortgage loans	46,282		37,216		746		858		47,028		38,074
Government loans	26,989		17,948		—		—		26,989		17,948
	113,500		95,547		3,245		1,967		116,745		97,514
Total loan portfolio:	Ps.	240,298	Ps.	193,638	Ps.	4,948	Ps.	2,894	Ps.	245,246	Ps.	196,532

On December 31, 2008 and 2007, revenues from previously written-off loan portfolios was Ps. 687 and Ps. 604, respectively.

The average terms of the portfolio’s main balances are: commercial, 2.8 years; b) financial institutions, 3.6 years; c) mortgage, 17.4 years; and d) government, 4.7 years.

The loans granted grouped into economic sectors as of December 31, 2008 and 2007, are shown below:

	2008			2007
	Amount		Concentration percentage	Amount		Concentration percentage
Private (companies and individuals)	Ps.	128,501	52.40%	Ps.	99,018	50.38%
Financial institutions	10,860		4.43%	13,158		6.70%
Credit card and consumer	31,868		12.99%	28,334		14.42%
Housing	47,028		19.18%	38,074		19.37%
Government loans	26,989		11.00%	17,948		9.13%
	Ps.	245,246	100%	Ps.	196,532	100%

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

d)             Additional Benefits Program for Housing Loan Debtors - FOVI-type Housing Loans

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

The “Punto Final” plan defines housing loan discounts, which are determined based on the outstanding loan balance recorded at November 30, 1998, without considering late payment charges. In the case of FOPYME and FINAPE loans, the discount is applied to payments and the discount percentage is determined based on the recorded loan balance at July 31 and June 30, 1996, respectively, regardless of whether the balance has been subsequently modified.

The Support Program for Business Loan Debtors (FOPYME) concluded on October 1, 2006, as established in Commission document 112-6/524549/2006.

The Additional Benefits Program for Housing Loan Debtors – FOVI-type housing loans expired on December 31, 2007, as per Commission Circular 1461.

In the case of borrowers participating in the above restructured UDI programs, the amount of principal and accrued interest denominated in pesos is converted to the initial UDI value; interest is then set at an agreed-upon reference rate.

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

As of December 31, 2008 and 2007, the balances of the respective trust balances are made up as follows:

	2008		2007
Banks	Ps.	7	Ps.	10
Government securities	2		3
Current loan portfolio:	622		737
Past-due loan portfolio	35		314
Accrued interest on loans	2		3
Past-due accrued interest	1		12
Allowance for loan losses	(329)		(582)
Total assets	340		497
Investment in trust assets	301		460
Deferred tax liabilities	39		37
Total liabilities	Ps.	340	Ps.	497

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

Pursuant to Commission Circular B6, “Loan Portfolio”, distressed portfolio is defined as the commercial loans which, based on the current information and facts as well as on the loan revision process, are very unlikely to be fully recovered (both principal and interest) pursuant to the original terms and conditions. The current and past-due portfolios are susceptible to be identified as a distressed portfolio. The commercial loans with D and E risk degree ratings are as follows:

	2008		2007
Distressed portfolio	Ps.	1,774	Ps.	304
Total rated portfolio	254,496		202,956
Distressed portfolio/total rated portfolio	0.70%		0.15%

The Financial Group’s Treasury Department is the central unit responsible for balancing resource requirement and eliminating the interest rate risk derived from transactions entered into at fixed rates through the use of hedging and arbitrage strategies.

9 - LOANS RESTRUCTURED IN UDIS

The loans restructured in UDIS correspond to mortgage loans. The balance on December 31, 2008 and 2007, is detailed below:

	2008		2007
Current portfolio	Ps.	622	Ps.	737
Current accrued interest	2		3
Past-due portfolio	35		314
Past-due accrued interest	1		12
	Ps.	660	Ps.	1,066

10 - ALLOWANCE FOR LOAN LOSSES

The Financial Group’s portfolio classification, which serves as the basis for recording the allowance for loan losses, is detailed below:

	2008
				Required allowances for losses
	Loan portfolio			Commercial portfolio		Consumer portfolio		Mortgage portfolio		Total
Exempt portfolio	Ps.	76		Ps.	—	Ps.	—	Ps.	—	Ps.	—
Risk A	54,333			—		61		148		209
Risk A1	109,400			494		—		—		494
Risk A2	58,784			562		—		—		562
Risk B	5,800			—		107		168		275
Risk B1	17,034			49		353		—		402
Risk B2	1,834			58		183		—		241
Risk B3	1,277			140		—		—		140
Risk C	2,109			—		938		90		1,028
Risk C1	358			74		—		—		74
Risk C2	231			95		—		—		95
Risk D	1,738			204		835		190		1,229
Risk E	1,608			1,501		101		—		1,602
Unclassified	(87)			—		—		—		—
	Ps.	254,495	*	Ps.	3,177	Ps.	2,578	Ps.	596	Ps.	6,351
Recorded allowance										6,690
Additional allowance										Ps.	339

The sum of the rated loan portfolio includes Ps. 5,991 in loans granted to subsidiaries whose balance was eliminated in the consolidation process.

	2007
				Required allowances for losses
	Loan portfolio			Commercial portfolio		Consumer portfolio		Mortgage portfolio		Total
Exempt portfolio	Ps.	97		Ps.	—	Ps.	—	Ps.	—	Ps.	—
Risk A	58,639			—		123		119		242
Risk A1	77,767			354		—		—		354
Risk A2	51,158			485		—		—		485
Risk B	5,441			—		164		142		306
Risk B1	5,890			118		—		—		118
Risk B2	409			22		—		—		22
Risk B3	748			84		—		—		84
Risk C	857			—		283		72		355
Risk C1	146			31		—		—		31
Risk C2	101			41		—		—		41
Risk D	1,236			50		653		187		890
Risk E	556			235		90		227		552
Unclassified	(90)			—		—		—		—
	Ps.	202,955	*	Ps.	1,420	Ps.	1,313	Ps.	747	Ps.	3,480
Recorded allowance										3,786
Additional allowance										Ps.	306

The sum of the rated loan portfolio includes Ps. 5,381 in loans granted to subsidiaries whose balance was eliminated in the consolidation process.

The total portfolio balance used as the basis for the classification above includes amounts related to guarantees granted and credit commitments, which are recorded in memorandum accounts.

The additional allowances comply with the general provisions applicable to credit institution and the notices issued by the Commission to regulate debtor support programs, denominated in UDI trusts.

As of December 31, 2008 and 2007, the estimated allowance for loan losses is determined based on portfolio balances at those dates. As of December 31, 2008 and 2007, the allowance for loan losses includes a reserve for 100% of delinquent interest owed.

On August 22, 2008, the Commission published in the Official Gazette of the Federation (DOF) a change in the reserve percentage for non-delinquent credit card loans. According to the second temporary article that provides the possibility of making the corresponding adjustments no later than October 2008, the impact of this change was gradually realized by Banorte. Therefore the reserve percentage applied to non-delinquent loans in September 2008 was 1.72%. October closed with a 2.5% percentage for non-delinquent loans. The effects of applying the above change to credit card loan loss reserves led to the creation of preventive loan loss reserves in Banorte in the amount of Ps. 341, of which Ps. 103 was recognized as restated accumulated revenue in stockholders’ equity. The remaining Ps. 238 was charged to the period’s results.

As of December 31, 2008 and 2007, the allowance for loan losses represents 135% and 131%, respectively, of the past-due portfolio.

The estimated allowance includes the classification of loans granted in foreign currency, which are evaluated at the exchange rate in effect as of December 31, 2008 and 2007.

Rollforward of allowance for loan losses

A rollforward of the allowance for loan losses is detailed below:

	2008		2007
Balance at the beginning of the year	Ps.	3,786	Ps.	3,140
Changes in accounting policies 2007	—		527
Increase charged to results	6,835		2,571
Reserve release	(16)		(36)
Debt forgiveness and write-offs	(4,085)		(2,194)
Valuation in foreign currencies and UDIS	108		31
Rebates granted to housing debtors	(74)		(72)
Created with profit margin (UDIS Trusts)	48		27
Advantages from FOPYME and FINAPE programs	(3)		—
Other*	91		(74)
Restatement effects	—		(134)
Year-end balance	Ps.	6,690	Ps.	3,786

*In 2008, it includes Ps. 103 in credit card allowances recognized against the retained earnings in stockholders’ equity.

As of December 31, 2008, the total amount of preventive loan loss reserves charged to the income statement totals Ps. 6,896 and Ps. 13 in other revenues. Such amount is made up of Ps. 6,835 credited directly to the estimate and Ps. 48 from UDIS trusts. As of December 31, 2007, the total amount of preventive loan loss reserves charged to the earnings statement totals Ps. 2,646. Such amount is made up of Ps. 2,571 credited directly to the estimate, Ps. 27 from UDIS trusts and Ps. 48 from the restatement.

11 - ACQUIRED PORTFOLIOS

As of December 31, 2008 and 2007, the acquired portfolios are as follows:

	2008		2007		Valuation Method
Bancomer III	Ps.	141	Ps.	164	Cash Basis Method
Bancomer IV	561		679		Cash Basis Method
Bital I	229		292		Cash Basis Method
Bital II	82		103		Cash Basis Method
Banamex Mortgage	330		367		Cash Basis Method
GMAC Banorte	95		144		Cash Basis Method
Serfin Commercial I	127		177		Cash Basis Method
Serfin Commercial II	94		88		Interest Method
Serfin Mortgage	197		247		Cash Basis Method
Santander	73		84		Interest Method (Commercial); Cash Basis Method (Mortgage)
Banorte Mortgage	234		264		Interest Method
Meseta	47		70		Cash Basis Method
Vipesa	6		10		Cash Basis Method
Goldman Sach’s	183		226		Cash Basis Method
Confia I	93		107		Interest Method
Banorte Sólida Commercial	40		59		Cost-Recovery Method
Solida Mortgage	517		579		Interest Method
	Ps.	3,049	Ps.	3,660

As of December 31, 2008, the Financial Group recognized income from credit asset portfolios of Ps. 1,156, together with the respective amortization of Ps. 546, the effects of which were recognized under the “Other income” heading in the consolidated statement of income. For the year ended December 31, 2007, the Financial Group recognized income of Ps. 1,326, together with the respective amortization of Ps. 555.

As of this year, mortgage loans that are amortized under the interest method are evaluated jointly as a sector given the feature they have in common. The loan grouping is made pursuant to the current regulations.

The Financial Group performs an analysis based on events or information to estimate the amount of expected cash flows to determine the estimated rate of return used in applying the valuation method for the amortization of the receivable. If the analysis demonstrates that the expected future cash flows will decrease, it will make an estimate for non-recoverability or difficult collection against the year’s outstanding balance for the amount that such expected cash flows are lower than the book value of the receivable.

Assets other than cash that the Financial Group has received as part of portfolio collection or recovery have been mainly real property.

The main feature considered for segmenting acquired portfolios has been the type of loan.

12 - OTHER ACCOUNTS RECEIVABLE, NET

As of December 31, 2008 and 2007, the other accounts receivable balance is as follows:

	2008		2007
Loans to officers and employees	Ps.	1,162	Ps.	1,122
Debtors from liquidation settlement	2,643		1,382
Real property portfolios	982		1,025
Fiduciary rights	3,083		2,486
Sundry debtors	1,382		1,494
Taxes receivable	171		20
Other	203		107
	9,626		7,636
Allowance for doubtful accounts	(112)		(19)
	Ps.	9,514	Ps.	7,617

13 - FORECLOSED ASSETS, NET

As of December 31, 2008 and 2007, the foreclosed asset balance is as follows:

	2008		2007
Personal property	Ps.	71	Ps.	68
Real property	1,100		597
Goods pledged for sale	26		44
	1,197		709
Allowance for losses on foreclosed assets	(334)		(324)
	Ps.	863	Ps.	385

14 - PROPERTY, FURNITURE AND FIXTURES, NET

As of December 31, 2008 and 2007, the property, furniture and fixtures balance is as follows:

	2008		2007
Furniture and equipment	Ps.	4,902	Ps.	4,481
Property intended for offices	5,396		5,039
Installation costs	2,407		2,360
	12,705		11,880
Less – Accumulated depreciation and amortization	(4,276)		(3,782)
	Ps.	8,429	Ps.	8,098

The average estimated useful lives of the Financial Group’s assets subject to depreciation are listed below:

Useful Life
Transportation equipment	4 years
Computer equipment	4.7 years
Furniture and fixtures	10 years
Real estate	From 4 to 99 years

15 - PERMANENT STOCK INVESTMENTS

Investment in unconsolidated subsidiaries and associated companies are valued according to the equity method, as detailed below:

	Share %	2008		2007
Seguros Banorte Generali, S. A. de C. V.	51.00%	Ps.	1,086	Ps.	932
Fondo Solida Banorte Generali, S. A. de C. V., SIEFORE (one and two)	99.00%	558		669
Pensiones Banorte Generali, S. A. de C. V.	51.00%	503		572
Banorte Investment funds	Various	114		112
Controladora PROSA, S. A. de C. V.	19.73%	60		50
Bolsa Mexicana de Valores, S. A. de C. V.	Various	—		45
Servicio Pan Americano de Protección, S. A. de C. V.	8.50%	97		29
Transporte Aéreo Técnico Ejecutivo, S. A. de C. V.	45.33%	89		112
Other	Various	52		69
		Ps.	2,559	Ps.	2,590

16 - DEFERRED TAXES, NET

The tax reported by the Financial Group is calculated based on the current tax result of the year and enacted tax regulations. However, due to temporary differences between accounting and tax balance sheet accounts, the Financial Group has recognized a recoverable net deferred tax asset of Ps. 471 and Ps. 214 as of December 31, 2008 and 2007, as detailed below:

	2008						2007
	Temporary differences		Deferred effect				Temporary differences		Deferred effect
	Base		ISR		PTU		Base		ISR		PTU
Temporary Differences – Assets
Allowance for loan losses	Ps.	196	Ps.	68	Ps.	—	Ps.	174	Ps.	55	Ps.	—
Tax loss carryforwards	78		22		—		5		2		—
Tax loss carryforwards of Uniteller and Banorte USA	111		38		—		37		13		—
Recoverable asset tax (IMPAC)	—		—		—		2		2		—
State tax on deferred assets	—		—		—		5		2		—
Unrealized loss in available for sale securities	—		—		—		29		10		—
Surplus preventive allowances for credit risks over the net tax limit	936		262		94		—		—		—
Excess of tax over book value of foreclosed and fixed assets	1,160		317		69		802		224		48
PTU	896		252		90		842		236		84
Other	1,308		363		121		1,809		507		169
Total assets	Ps.	4,685	Ps.	1,322	Ps.	374	Ps.	3,705	Ps.	1,051	Ps.	301
Temporary Differences - Liabilities
Excess of book over tax value of fixed assets and expected expenses	Ps.	4	Ps.	1	Ps.	—	Ps.	591	Ps.	166	Ps.	37
Unrealized capital gain from investments in SIEFORES	87		24		—		146		41		—
ISR payable on UDI trusts	139		39				131		37		—
Portfolios acquired	2,083		583		100		1,751		490		70
Reversal of sales costs	18		5		—		39		11		—
Contribution to pension fund	1,000		280		100		500		140		50
Other	302		93		—		284		96		—
Total liabilities	Ps.	3,633	Ps.	1,025	Ps.	200	Ps.	3,442	Ps.	981	Ps.	157

Net accumulated asset	Ps.	1,052	Ps.	297	Ps.	174	Ps.	263	Ps.	70	Ps.	144

Deferred taxes, net					Ps.	471					Ps.	214

As discussed in Note 27, as of January 1, 2005, Article 10 and Temporary Article 2 of the Mexican Income Tax Law were amended, whereby the income tax rate was gradually reduced from 30% in 2005 to 29% in 2006 and 28% as of 2007 and thereafter. Pursuant to the provisions of NIF D-4, “Incomes Taxes”, and INIF 8, “Effects of the Business Flat Tax”, based on financial forecasts management adjusted the balances based on the rates likely to be in effect at the time of their recovery. Additionally, it made forecasts for the IETU and compared it to ISR, and concluded that the Financial Group and its subsidiaries will continue to pay ISR. Thus no change was made to the deferred tax calculations.

Derived from consolidating Banorte USA, a net amount of Ps. 18 million was added to deferred taxes determined at a rate of 35% as per the tax law of the USA. Banorte USA’s deferred tax assets and liabilities are determined using the liability method, under which the net asset or liability for deferred taxes is determined based on the tax effects of temporary differences between the book and tax base of assets and liabilities.

17 - OTHER ASSETS

As of December 31, 2008 and 2007, other assets are as follows:

	2008		2007
Plan assets held for employee pension plans	Ps.	3,482	Ps.	2,727
Other amortizable expenses	2,352		2,642
Accumulated amortization of other expenses	(480)		(969)
Goodwill	5,377		4,134
	Ps.	10,731	Ps.	8,534

As of December 31, 2008, goodwill was Ps. 5,377 and was comprised of the following: Ps. 32 for the purchase of Banorte Generali, S.A. de C.V., AFORE; Ps. 3,001 for the purchase of INB; Ps. 2,082 for the purchase option program for the remaining 30% of INB shares and Ps. 262 for the purchase of Uniteller. As of December 31, 2007, goodwill was Ps. 4,134 and was comprised as follows: Ps. 34 for the purchase of Banorte Generali, S.A. de C.V., AFORE; Ps. 2,368 for the purchase of INB; Ps. 1,525 for the purchase option program for the remaining 30% of INB shares and Ps. 207 for the purchase of Uniteller. As mentioned in Note 4, goodwill is not amortized and is subject to annual impairment tests. No impairment to goodwill value was recorded as of December 31, 2008 or 2007.

18 - DEPOSITS

Liquidity coefficient

The “Investment regime for transactions in foreign currency and conditions to be fulfilled during the term of transactions in such currency”, designed for credit institutions by Banco de México, establishes the mechanism for determining the liquidity coefficient of liabilities denominated in foreign currency.

In accordance with such regime, during 2008 and 2007 the Financial Group generated a liquidity requirement of USD 412,843 thousand and USD 303,221 thousand, respectively, and held investments in liquid assets of USD 661,959 thousand and USD 490,577 thousand, representing a surplus of USD 249,116 thousand and USD 187,356 thousand, respectively.

DEPOSITS

The liabilities derived from traditional deposits are as follows:

	2008		2007
Immediately due and payable deposits
Checking accounts earning no interest:
Cash deposits	Ps.	56,247	Ps.	45,518
Checking accounts in US dollars for individual residents of the Mexican border	573		475
Demand deposits accounts	3,433		2,865
Checking accounts earning interest:
Other bank checking deposit	35,471		33,918
Savings accounts	234		167
Checking accounts in US dollars for individual residents of the Mexican border	2,166		1,931
Demand deposits accounts	30,212		26,197
Tax payments	—		—
IPAB checking accounts	14		9
	128,350		111,080
Time deposits
General public:
Fixed-term deposits	20,681		17,462
Over-the-counter investments	43,436		15,604
PRLV primary market for individuals	53,270		44,735
PRLV primary market for business entities	1,056		1,389
Foreign residents deposits	78		54
Provision for interest	219		164
	118,740		79,408
Money market:
Fixed-term deposits	188		1,860
Over the counter promissory notes	12,323		9,881
Provision for interest	1,168		1,078
	13,679		12,819
	132,419		92,227
	Ps.	260,769	Ps.	203,307

The funding rates which the Financial Group uses as reference are: a) for Mexican pesos, Interbank Interest Rate (TIIE), Average Cost of Funds (CCP) and; b) for foreign currency, the London Interbank Offered Rate (LIBOR).

These liabilities incur interest depending on the type of instrument and average balance held in the investments. The average interest rates and their currency of reference are shown below:

Immediately due and payable deposits

Foreign	2008				2007
exchange	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Mexican pesos and UDIS	0.90%	0.96%	1.04%	1.13%	0.88%	0.87%	0.86%	0.86%
Foreign Currency	0.38%	0.27%	0.26%	0.04%	0.97%	0.92%	0.85%	0.74%
Banorte USA
Demand, NOW and Savings	0.43%	0.28%	0.25%	0.19%	0.43%	0.65%	0.67%	0.50%
Money Market	2.79%	1.88%	2.06%	1.66%	4.60%	4.36%	4.23%	3.64%

Time deposits

	2008				2007
Foreign exchange	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
General public
Mexican pesos and UDIS	5.34%	5.32%	5.82%	6.16%	5.32%	5.43%	5.53%	5.19%
Foreign Currency	2.35%	1.48%	1.75%	2.42%	2.88%	2.86%	3.00%	2.94%
Money market	8.05%	7.89%	8.39%	8.81%	9.66%	8.69%	7.79%	8.48%
Banorte USA	4.82%	4.53%	4.36%	4.07%	5.04%	5.11%	5.17%	5.12%

As of December 31, 2008 and 2007, the terms at which these deposits are traded are as follows:

	2008
	From 1 to		From 6 to		More than
	179 days		12 months		1 year		Total
General public
Fixed term deposits	Ps.	12,643	Ps.	4,400	Ps.	3,638	Ps.	20,681
Over the counter investments	43,361		75		—		43,436
PRLV primary market for individuals	52,902		330		38		53,270
PRLV primary market for business entities	1,021		26		9		1,056
Foreign residents deposits	29		28		21		78
Provision for interest	201		18		—		219
	110,157		4,877		3,706		118,740
Money market:
Fixed-term deposits	—		—		188		188
Money desk promissory notes	7,972		3,000		1,351		12,323
Provision for interest	32		48		1,088		1,168
	8,004		3,048		2,627		13,679
	Ps.	118,161	Ps.	7,925	Ps.	6,333	Ps.	132,419

	2007
	From 1 to		From 6 to		More than
	179 days		12 months		1 year		Total
General public
Fixed term deposits	Ps.	11,746	Ps.	2,735	Ps.	2,981	Ps.	17,462
Over the counter investments	15,593		11		—		15,604
PRLV primary market for individuals	44,405		301		29		44,735
PRLV primary market for business entities	1,366		19		4		1,389
Foreign residents deposits	27		4		23		54
Provision for interest	143		21		—		164
	73,280		3,091		3,037		79,408
Money market:
Fixed term deposits	—		—		1,860		1,860
Money desk promissory notes	8,652		—		1,229		9,881
Provision for interest	18		23		1,037		1,078
	8,670		23		4,126		12,819
	Ps.	81,950	Ps.	3,114	Ps.	7,163	Ps.	92,227

19 - INTERBANK AND OTHER LOANS

The loans received from other banks as of December 31, 2008 and 2007 are as follows:

	Mexican pesos				Denominated in US dollars				Total
	2008		2007		2008		2007		2008		2007
Immediately due
Domestic banks (Call money)	Ps.	—	Ps.	871	Ps.	1,245	Ps.	—	Ps.	1,245	Ps.	871
	—		871		1,245		—		1,245		871
Short-term
Banco de México	11,123		3		—		—		11,123		3
Commercial banking	350		211		1,670		1,537		2,020		1,748
Development banking	4,755		3,869		2,421		1,754		7,176		5,623
Public trusts	3,602		3,447		514		76		4,116		3,523
Other agencies	—		—		121		48		121		48
Provision for interest	228		85		19		26		247		111
	20,058		7,615		4,745		3,441		24,803		11,056
Long-term
Commercial banking	1,081		1,084		3,533		2,661		4,614		3,745
Development banking	1,335		1,381		7		7		1,342		1,388
Public trusts	3,664		4,747		139		81		3,803		4,828
Other agencies	—		—		876		835		876		835
	6,080		7,212		4,555		3,584		10,635		10,796
	Ps.	26,138	Ps.	15,698	Ps.	10,545	Ps.	7,025	Ps.	36,683	Ps.	22,723

These liabilities incur interest depending on the type of instrument and average balance of the loans. The average interest rates are shown below:

	2008				2007
Foreign exchange	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Call money
Mexican pesos and UDIS	7.44%	7.48%	7.99%	8.17%	7.02%	7.19%	7.21%	7.40%

Other bank loans
Mexican pesos and UDIS	7.25%	7.17%	7.17%	8.41%	7.47%	7.41%	7.26%	7.94%
Foreign currency	5.33%	4.52%	4.51%	6.62%	5.90%	5.76%	5.95%	5.71%

Banorte USA liabilities accrue interest at an average rate of 1.43% and 4.55% as of December 31, 2008 and 2007, respectively. Moreover, the Arrendadora y Factor Banorte, S.A. de C.V. loans accrue an average interest rate of 9.21% and 8.91% in Mexican pesos and 4.44% and 5.58% in USD by December 31, 2008 and 2007, respectively.

20 - SUNDRY CREDITORS AND OTHER PAYABLES

As of December 31, 2008 and 2007, the sundry creditors and other payables balances are as follows:

	2008		2007
Cashier and certified checks and other negotiable instruments	Ps.	2,750	Ps.	2,302
Creditors from liquidation settlement	2,405		1,756
Provision for employee retirement obligations	2,505		2,181
Provisions for sundry obligations	4,510		3,742
Others	951		907
	Ps.	13,121	Ps.	10,888

21 - EMPLOYEE RETIREMENT OBLIGATIONS

The Financial Group recognizes the liabilities for pension plans and seniority premium by using the projected unit credit method, which considers the benefits accrued at the balance sheet date and the benefits generated during the year.

The amount of current and projected benefits as of December 31, 2008 and 2007, related to the defined benefit pension plan, seniority premiums and retiree medical coverage, determined by independent actuaries, is analyzed below:

	2008
	Pension plan		Seniority premiums		Medical services		Total
Projected benefit obligation (PBO)	Ps.	(728)	Ps.	(136)	Ps.	(1,318)	Ps.	(2,182)
Fund market value	947		226		1,357		2,530
Funded status	219		90		39		348
Transition asset (obligation)	32		(13)		328		347
Unrecognized prior service cost	2		(3)		—		(1)
Unrecognized actuarial losses	207		2		203		412
Net projected asset	Ps.	460	Ps.	76	Ps.	570	Ps.	1,106

	2007
	Pension plan		Seniority premiums		Medical services		Total
Projected benefit obligation (PBO)	Ps.	(706)	Ps.	(122)	Ps.	(1,284)	Ps.	(2,112)
Fund market value	740		176		1,016		1,932
Funded status	34		54		(268)		(180)
Transition asset (obligation)	76		(15)		411		472
Unrecognized prior service cost	(31)		(4)		—		(35)
Unrecognized actuarial losses	167		4		190		361
Net projected asset	Ps.	246	Ps.	39	Ps.	333	Ps.	618
Accumulated benefit obligations (ABO)	Ps.	669	Ps.	105	Ps.	—	Ps.	774

The Financial Group has a net accounting provision (net prepaid asset) of Ps. 4 generated by transferring personnel from Solida Administradora de Portafolios, S.A. de C.V. (Solida) to Banorte. Moreover, as of December 31, 2008, a separate fund amounting to Ps. 2,530, (Ps. 1,932 in 2007) has been set aside to meet the above-mentioned obligations, in accordance with NIF D-3 and is recorded under “Other assets”.

For the years ended December 31, 2008 and 2007, the net periodic pension cost is as follows:

	2008		2007
Service cost	Ps.	81	Ps.	68
Interest cost	181		100
Expected return on plan assets	(216)		(82)
Amortization of unrecognized items
Transition obligation	87		32
Plan amendments	—		(2)
Effects of curtailment and reduction of obligations	1		—
Variation in assumptions recognized in “Other income or expenses”	4		—
Variations in assumptions recognized in 2008	14		—
Variations in assumptions	7		2
Actuarial losses	—		3
Net periodic pension cost	Ps.	159	Ps.	121

In January 2008 the Financial Group recognized an effect of the curtailment and reduction of the obligations derived from the transfer of personnel under the defined benefit plan to the defined contribution plan, originating a cost of Ps. 2.

The rates used in the calculation of the projected benefit obligation and return on plan assets as of December 31, 2008 and 2007 are shown below:

	2008 Nominal	2007 Nominal	2007 Actual
Discount rate	9.25%	8.75%	5.00%
Rate of wage increase	4.50%	4.50%	1.00%
Rate of increase in costs and expenses of other postretirement benefits	5.57%	5.57%	2.00%
Long-term inflation rate	3.50%	3.50%	—%
Expected long-term rate of return on plan assets	9.75%	9.75%	6.00%

The liability for severance indemnities due to causes other than organization restructuring, which was also determined by independent actuaries, is comprised as follows:

	2008		2007
Defined and projected benefit obligations	Ps.	(156)	Ps.	(155)
Funded status	(156)		(155)
Transition obligation	83		105
Unrecognized actuarial gains	—		(3)
Net projected liability	Ps.	(73)	Ps.	(53)

For the years ended December 31, 2008 and 2007, the net periodic pension cost is as follows:

	2008		2007
Service cost	Ps.	25	Ps.	24
Interest cost	11		7
Transition obligation	21		15
Variation in assumptions recognized in “Other income or expenses”	(2)		—
Variations in assumptions recognized in 2008	—		—
Net periodic pension cost	Ps.	55	Ps.	46

The balance of the employee retirement obligations presented in this note refer to the Financial Group’s defined benefit pension plan for those employees who decided to remain enrolled.

The labor obligations derived from the defined contribution pension plan do not require an actuarial valuation as established in NIF D-3, because the cost of this plan is equivalent to the Financial Group’s contributions made to the plan. Moreover, as of December 31, 2008 this pension plan maintains a fund equivalent to Ps. 958, which is recorded under “Other assets” and is equivalent to the recorded plan liability.

22 - SUBORDINATED DEBENTURES

	2008		2007
Preferred subordinated debentures, maturing in April 2009, denominated in US dollars, at an interest rate of 2.72%	Ps.	143	Ps.	113
Senior subordinated, nonconvertible debentures, maturing in January 2014, denominated in US dollars, at an interest rate of 5.875%, payable semiannually with a final principal payment at maturity (10-year term)	4,150		3,275
Preferred subordinated, nonconvertible debentures, maturing in April 2016, denominated in US dollars, at an interest rate of 6.135%, payable semiannually with a final principal payment at maturity (10-year term)	5,533		4,366
Non preferred subordinated nonconvertible debentures (Q BANORTE 08 debentures), maturing in February 2018, at the 28-day TIIE rate plus 0.60%	3,000		—
Preferred subordinated nonconvertible debentures (Q BANORTE 08-2), maturing in June 2018, at the 28-day TIIE rate plus 0.77%	2,750		—
Non preferred subordinated nonconvertible debentures, maturing in April 2021, denominated in US dollars, at an interest rate of 6.862%, payable semiannually with a final principal payment at maturity (15-year term)	2,766		2,183
Preferred subordinated nonconvertible debentures (Q BANORTE 08-U), maturing in February 2028, at a 4.95% annual rate	1,871		—
Subordinated debentures, maturing in June 2034, denominated in US dollars, at an interest rate of 2.75%	143		113
Accrued interest	257		160
	Ps.	20,613	Ps.	10,210

The costs related to these debentures are amortized using the straight-line method over the term of the debt. The amortization charged to results was Ps. 15 and Ps. 13 in 2008 and 2007, respectively.

23 - TRANSACTIONS AND BALANCES WITH SUBSIDIARIES AND ASSOCIATED COMPANIES

The balances and transactions with subsidiaries and associated companies as of December 31, 2008, 2007 and 2006 are as follows:

	Revenues						Accounts receivable
Institution	2008		2007		2006		2008		2007
Seguros Banorte Generali, S. A. de C. V.	Ps.	613	Ps.	587	Ps.	491	Ps.	19	Ps.	22
Total	Ps.	613	Ps.	587	Ps.	491	Ps.	19	Ps.	22

	Expenses						Accounts payable
Institution	2008		2007		2006		2008		2007
Seguros Banorte Generali, S. A. de C. V.	Ps.	300	Ps.	310	Ps.	224	Ps.	24	Ps.	8
Total	Ps.	300	Ps.	310	Ps.	224	Ps.	24	Ps.	8

All the balances and transactions with the subsidiaries indicated in Note 3 have been eliminated in consolidation.

Pursuant to article 73 of the LIC (Credit Institutions Law), loans granted by Banorte to any related party may not exceed 50% and 75% of the basic portion of their net capital for the years ended December 31, 2008 and 2007, respectively. For the years ended December 31, 2008 and 2007, the amount of the loans granted to related parties is Ps. 8,216 and Ps. 5,041, respectively, representing 54% and 27%, respectively, of the limit established by the LIC.

Loan portfolio sales

Sale of loan portfolio packages between related parties (nominal values)

In February 2003 Banorte sold Ps. 1,925 of its own portfolio (with interest) to its subsidiary Sólida at a price of Ps. 378. Of this transaction, Ps. 1,891 related to past-due amounts and Ps. 64 to the current portfolio. The transaction was recorded based on figures as of August 2002, for which reason the final amount affecting the February 2003 balance sheet was Ps. 1,856, considering the collections made since August 2002. In conjunction with the sold loan portfolio, Ps. 1,577 of the associated allowance for loan losses was transferred as well.

In official letter 601-II-323110 dated November 5, 2003, the Commission set forth the accounting criteria to be applied to this transaction and issued a series of rulings whereby Banorte must provide detailed information on the activities of this transaction throughout its duration, in the understanding that this transaction was a one-time event and not a recurring portfolio transfer procedure.

Pursuant to the foregoing, below is a summary of the activity of the loan portfolio sold to Sólida since August 2002 and for the years of 2007 and 2008:

	Mexican pesos						Foreign currency						Total
Type of portfolio	Aug 02		Dec 07		Dec 08		Aug 02		Dec 07		Dec 08		Aug 02		Dec 07		Dec 08
Current portfolio
Commercial	Ps.	5	Ps.	—	Ps.	—	Ps.	5	Ps.	—	Ps.	—	Ps.	10	Ps.	—	Ps.	—
Housing mortgage	54		77		34		—		—		—		54		77		34
Total	59		77		34		5		—		—		64		77		34
Past-due portfolio
Commercial	405		375		367		293		112		116		698		487		483
Consumer	81		73		72		—		—		—		81		73		72
Housing mortgage	1,112		458		393		—		—		—		1,112		458		393
Total	1,598		906		832		293		112		116		1,891		1,018		948
Total portfolio	Ps.	1,657	Ps.	983	Ps.	866	Ps.	298	Ps.	112	Ps.	116	Ps.	1,955	Ps.	1,095	Ps.	982
Allowance for loan losses (1)
Commercial	326		363		355		246		112		116		572		475		471
Consumer	77		73		72		—		—		—		77		73		72
Housing mortgage	669		433		369		—		—		—		669		433		369
Total allowance for loan losses	Ps.	1,072	Ps.	869	Ps.	796	Ps.	246	Ps.	112	Ps.	116	Ps.	1,318	Ps.	981	Ps.	912

(1) Allowances required based on the classification methodology applied in Banorte that held 99.99% of the stockholders’ equity of Sólida during 2008 and 2007.

As of December 31, 2008 and 2007, the composition of the Banorte’s loan portfolio, including the loan portfolio sold to Sólida, is as follows:

	Mexican pesos				Foreign currency				Total
Type of portfolio	Dec 08		Dec 07		Dec 08		Dec 07		Dec 08		Dec 07
Commercial loans	Ps.	129,995	Ps.	99,311	Ps.	15,377	Ps.	21,791	Ps.	145,372	Ps.	121,102
Consumer loans	29,116		27,045		—		175		29,116		27,220
Housing mortgage loans	43,784		35,602		—		1,691		43,784		37,293
Current portfolio	202,895		161,958		15,377		23,657		218,272		185,615

Commercial loans	1,738		1,060		153		204		1,891		1,264
Consumer loans	2,570		1,182		—		—		2,570		1,182
Housing mortgage loans	1,098		1,299		—		16		1,098		1,315
Past-due portfolio	5,406		3,541		153		220		5,559		3,761

Total portfolio	208,301		165,499		15,530		23,877		223,831		189,376
Allowance for loan losses	6,950		4,319		285		369		7,235		4,688
Net portfolio	Ps.	201,351	Ps.	161,180	Ps.	15,245	Ps.	23,508	Ps.	216,596	Ps.	184,688
Allowance for loan losses									130.15%		124.64%
% of past-due portfolio									2.48%		1.98%

24 - INFORMATION BY SEGMENT

To analyze the financial information of the Financial Group, the data of the most representative segments as of December 31, 2008, 2007 and 2006 is presented.

a. The balances by service sector of the Financial Group, without considering the eliminations relative to the consolidation of the financial statements, are as follows:

	2008		2007		2006
Banking sector
Net income	Ps.	6,543	Ps.	6,151	Ps.	5,382
Stockholders’ equity:	35,526		30,440		24,690
Total portfolio	236,236		188,235		143,992
Past-due portfolio	4,836		2,743		2,037
Allowance for loan losses	(6,582)		(3,707)		(3,578)
Total net assets	562,433		274,361		189,546

Brokerage sector
Net income	183		288		191
Stockholders’ equity:	1,143		1,020		736
Portfolio balance	119,286		180,972		168,949
Total net assets	1,662		1,333		971

Savings sector
Net income	579		736		1,067
Stockholders’ equity:	4,216		3,962		3,607
Total net assets	27,789		23,701		18,193

Auxiliary credit organizations sector
Net income	336		271		256
Stockholders’ equity:	1,308		1,092		1,133
Total portfolio	13,874		12,222		7,708
Past-due portfolio	74		37		42
Allowance for loan losses	(79)		(339)		(73)
Total net assets	Ps.	14,322	Ps.	12,587	Ps.	8,547

b. The trading results for the years ended on December 31, 2008 and 2007, are as follows:

	2008		2007
Valuation results
Trading securities	Ps.	109	Ps.	1
Securities repurchase agreement	49		82
Derivative financial instruments	(172)		234
Futures	(1)		1
Total valuation results	(15)		318

Dividends received	1		—

Purchase-sale results
Trading securities	26		503
Available for sale securities	(178)		(36)
Derivative financial instruments	428		46
Total securities purchase sale	276		513

Spot foreign currency	712		454
Foreign currency forwards	48		—
Foreign currency futures	1		—
Foreign currency valuation	6		(15)
Minted metals purchase sales	5		1
Minted metals valuation	6		(2)
Total foreign currency purchase sale	778		438
Restatement	—		23
Total purchase-sale results	1,054		974
Total trading results	Ps.	1,040	Ps.	1,292

c. The current loan portfolio, grouped by economic sector and geographical location, is as follows

	2008
	Geographical location
Economic sector	North		Central		West		South		Total
Agriculture	Ps.	2,576	Ps.	1,317	Ps.	571	Ps.	737	Ps.	5,201
Mining	58		20		11		30		119
Manufacturing	8,502		5,159		1,879		874		16,414
Construction	6,819		6,215		870		971		14,875
Public utilities	48		154		2		1		205
Commerce	13,870		9,345		3,477		6,359		33,051
Transportation	1,464		6,724		126		201		8,515
Financial services	9,319		13,385		242		1,713		24,659
Communal, social services	2,904		3,728		1,651		822		9,105
Business groups	22		56		2		23		103
Public administration and services	14,668		8,382		1,626		2,413		27,089
International organization services	1		—		—		—		1
USA	—		—		—		—		15,618
Credit card	—		—		—		—		15,067
Consumer	—		—		—		—		14,053
Housing mortgage	—		—		—		—		43,750
Other	—		—		—		—		47
Arrendadora y Factor Banorte	—		—		—		—		12,194
Créditos Pronegocio	—		—		—		—		232
Current loan portfolio	Ps.	60,251	Ps.	54,485	Ps.	10,457	Ps.	14,144	Ps.	240,298

	2007
	Geographical location
Economic sector	North		Central		West		South		Total
Agriculture	Ps.	2,430	Ps.	1,260	Ps.	575	Ps.	681	Ps.	4,946
Mining	117		29		11		30		187
Manufacturing	5,822		4,506		1,660		819		12,807
Construction	4,537		3,366		459		361		8,723
Public utilities	41		4		1		1		47
Commerce	7,415		7,207		2,909		5,020		22,551
Transportation	1,164		5,085		110		205		6,564
Financial services	11,040		13,259		249		2,362		26,910
Communal, social services	2,128		3,757		1,724		621		8,230
Business groups	52		173		3		23		251
Public administration and services	7,195		4,606		1,589		4,461		17,851
International organization services	1		—		—		—		1
USA	—		—		—		—		10,776
Credit card	—		—		—		—		13,882
Consumer	—		—		—		—		13,169
Housing mortgage	—		—		—		—		35,525
Others	—		—		—		—		54
Arrendadora y Factor Banorte	—		—		—		—		10,692
Créditos Pronegocio	—		—		—		—		472
Current loan portfolio	Ps.	41,942	Ps.	43,252	Ps.	9,290	Ps.	14,584	Ps.	193,638

d. The past-due loan portfolio, grouped by economic sector and geographical location, is summarized as follows

	2008
	Geographical location
Economic sector	North		Central		West		South		Total
Agriculture	Ps.	30	Ps.	80	Ps.	16	Ps.	19	Ps.	145
Mining	4		2		1		6		13
Manufacturing	72		129		57		43		301
Construction	24		73		4		23		124
Commerce	214		206		95		122		637
Transportation	19		14		9		10		52
Financial services	2		11		—		3		16
Communal, social services	39		31		13		33		116
Business groups	—		1		—		—		1
USA	—		—		—		—		225
Credit card	—		—		—		—		2,140
Consumer	—		—		—		—		359
Housing mortgage	—		—		—		—		705
Other	—		—		—		—		2
Arrendadora y Factor Banorte	—		—		—		—		74
Créditos Pronegocio	—		—		—		—		38
Past-due loan portfolio	Ps.	404	Ps.	547	Ps.	195	Ps.	259	Ps.	4,948

2007
Geographical location
Economic sector	North	Central	West	South	Total
Agriculture	Ps.	19	Ps.	56	Ps.	7	Ps.	6	Ps.	88
Mining	2	1	—	2	5
Manufacturing	23	100	42	10	175
Construction	7	56	1	13	77
Commerce	87	111	59	37	294
Transportation	4	6	6	3	19
Financial services	2	2	—	1	5
Communal, social services	27	14	2	4	47
USA	—	—	—	—	83
Credit card	—	—	—	—	829
Consumer	—	—	—	—	280
Housing mortgage	—	—	—	—	841
Other	—	—	—	—	1
Arrendadora y Factor Banorte	—	—	—	—	38
Créditos Pronegocio	—	—	—	—	112
Past-due loan portfolio	Ps.	171	Ps.	346	Ps.	117	Ps.	76	Ps.	2,894

e. Deposit accounts grouped by product and geographical location are as follows:

	2008
	Geographical location
Product	Monterrey		Mexico City		West		Northwest		Southeast		Treasury and other		Foreign		Total
Non-interest bearing checking accounts	Ps.	14,364	Ps.	18,134	Ps.	5,506	Ps.	6,334	Ps.	7,625	Ps.	72	Ps.	—	Ps.	52,035
Interest-bearing checking accounts	7,550		21,108		2,546		6,157		7,554		145		—		45,060
Savings accounts	1		1		—		—		1		—		—		3
Current account in pesos and preestablished	3,392		4,275		1,328		2,236		2,247		149		—		13,627
Non-interest bearing demand deposits, USD	585		480		69		957		227		1		3,507		5,826
Interest bearing demand deposits, USD	2,390		1,634		359		2,136		242		—		4,792		11,553
Savings accounts in USD	—		—		—		—		—		—		231		231
Over the counter promissory notes	11,852		22,783		5,671		5,570		8,450		1,387		—		55,713
Time deposits, USD	2,199		3,804		1,677		1,595		931		18		10,535		20,759
Money desk customers	14,949		15,738		4,987		3,531		3,918		23		—		43,146
Financial intermediaries	—		—		—		—		—		12,802		—		12,802
FOBAPROA checking accounts bearing interest	14		—		—		—		—		—		—		14
Total deposits	Ps.	57,296	Ps.	87,957	Ps.	22,143	Ps.	28,516	Ps.	31,195	Ps.	14,597	Ps.	19,065	Ps.	260,769

	2007
	Geographical location
Product	Monterrey		Mexico City		West		Northwest		Southeast		Treasury and other		Foreign		Total
Non-interest bearing checking accounts	Ps.	11,579	Ps.	14,424	Ps.	4,359	Ps.	5,381	Ps.	5,988	Ps.	137	Ps.	—	Ps.	41,868
Interest-bearing checking accounts	8,051		19,999		3,061		4,507		5,528		80		—		41,226
Savings accounts	2		1		—		—		—		—		—		3
Current account in pesos and preestablished	3,077		3,859		1,224		2,028		2,145		102		—		12,435
Non-interest bearing demand deposits, USD	442		349		73		797		262		(3)		3,106		5,026
Interest bearing demand deposits, USD	2,263		937		304		2,056		320		(1)		4,471		10,350
Savings accounts in USD													164		164
Over the counter promissory notes	10,741		18,845		4,743		4,830		6,962		1,243		—		47,364
Time deposits, USD	2,326		3,401		1,563		1,521		1,115		14		7,577		17,517
Money desk customers	5,516		5,131		1,806		1,392		1,217		—		—		15,062
Financial intermediaries	—		—		—		—		—		12,283		—		12,283
FOBAPROA checking accounts bearing interest	9		—		—		—		—		—		—		9
Total deposits	Ps.	44,006	Ps.	66,946	Ps.	17,133	Ps.	22,512	Ps.	23,537	Ps.	13,855	Ps.	15,318	Ps.	203,307

25 - TAX ENVIRONMENT

In 2008 the Financial Group is subject to ISR and IETU and in 2007 and 2006 to ISR and IMPAC.

Income tax

Income tax (ISR) is calculated considering as taxable or deductible certain inflation effects. As of 2007 the ISR rate was 28% and in 2006 it was 29%. The Financial Group obtained a tax credit in 2007 for Ps. 42, equivalent to 0.5% of the tax result as it complied with the requirements set forth the in the Federal Income Law.

Book to tax reconciliation

The principal items affecting the determination of the current tax expense of the Financial Group were the annual adjustment for inflation, the non-deductible amount of the allowance for loan losses that was over 2.5% of the average loan portfolio and the valuation of financial instruments.

PTU

The Financial Group determine employee statutory profit sharing based on the criteria established in the guidelines set forth by the Mexican Constitution.

Business Flat Tax

On October 1, 2007, the Business Flat Tax Law (“LIETU”) was enacted and went into effect on January 1, 2008. In addition, the Tax Benefits Decree and the Third Omnibus Tax Bill were published on November 5 and December 31, 2007, respectively and on May 27, 2008 the Omnibus Tax Bill for 2008 went into effect, clarifying or expanding the transitory application of the law regarding transactions carried out in 2007 that will have an impact in 2008. IETU applies to the sale of goods, the provision of independent services and the granting of use or enjoyment of goods, according to the terms of the LIETU, less certain authorized deductions. IETU payable is calculated by subtracting certain tax credits from the tax determined. Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008. For the financial system, revenues subject to IETU include the financial trading margin which is composed of the net accrued interest. LIETU establishes that the IETU rate will be 16.5% in 2008, 17% in 2009, and 17.5% as of 2010. The Asset Tax Law was repealed upon enactment of LIETU; however, under certain circumstances, IMPAC paid in the ten years prior to the year in which ISR is paid, may be refunded, according to the terms of the law.

Based on financial projections, pursuant to the provisions in INIF 8, the Financial Group has determined that it will essentially pay ISR and therefore only recognizes deferred ISR.

26 - STOCKHOLDERS’ EQUITY

At the Stockholders’ Ordinary General Meetings held on April 29 and October 6, 2008, the following resolutions were adopted, among others:

a)              To transfer the profits from 2007 equal to Ps. 6,810 to earnings from prior years and increase the legal reserve by Ps. 340.

b)             Declare cash dividends for Ps. 949, equivalent to Ps. 0.47 pesos per share.

The Financial Group’s common stock as of December 31, 2008, 2007 and 2006, is comprised as follows:

	Number of shares with a nominal value of Ps. 3.50
	2008		2007		2006
	Paid-in Capital		Paid-in Capital		Paid-in Capital
“O” Series	2,013,997,548		2,002,718,738		2,018,347,548

	Historical amounts
	2008		2007		2006
	Paid—in Capital		Paid—in Capital		Paid—in Capital
“O” Series	Ps.	6,986	Ps.	7,009	Ps.	7,064
Restatement in Mexican pesos of December 2007	4,955		4,956		4,956
	11,941		Ps.	11,965	Ps.	12,020

Restrictions on profits

Stockholders’ equity distribution, except restated paid-in capital and tax retained earnings, will be subject to a tax payable by the Financial Group at the rate in effect when the dividend is distributed. Any tax paid on such distribution may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment against the year’s tax and its partial payments.

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

The information for December 31, 2008 submitted to Banco de México for review is shown below.

The capitalization ratio of Banorte as of December 31, 2008 was 14.31% of total risk (market and credit), and 21.11% of credit risk, which in both cases exceed the current regulatory requirements.

The amount of net capital, divided by basic and complementary capital, is detailed below (these figures may differ from those in the basic financial statements):

Net capital as of December 31	2008

Stockholders’ equity	Ps.	35,129
Subordinated debentures and capitalization instruments	3,691

Deduction of investment in securitized instruments	371
Deduction of investments in shares of financial entities	7,690
Deduction of investments in shares of non-financial entities	2,074
Deduction of intangibles and expenses or deferred costs	385
Basic capital	28,300
Debentures and capitalization instruments	14,150
Allowance for loan losses reserves	1,169
Deduction of investment in securitized instruments	371
Complementary capital	14,948

Net capital	Ps.	43,248

Characteristics of the subordinated debentures:

Concept	Issuance amount		Maturity	Basic capital proportion	Complementary capital proportion
Complementary capital debentures 2004	Ps.	4,240	17/02/2014	0%	100%
Complementary capital debentures 2006	Ps.	5,606	13/10/2016	0%	100%
Basic capital debentures 2006	Ps.	2,807	13/10/2021	100%	0%
Basic capital debentures 2008	Ps.	3,012	27/02/2018	29%	71%
Complementary capital debentures 2008	Ps.	1,900	15/02/2028	0%	100%
Complementary capital debentures 2008-2	Ps.	276	15/06/2018	0%	100%

Assets subject to risk are detailed below:

Assets subject to market risk

Concept	Positions weighted by risk		Capital requirement
Transactions in Mexican pesos with nominal interest rate	Ps.	62,670	Ps.	5,014
Transactions with debt instruments in Mexican pesos with interest and reset rates	16,092		1,287
Transactions in Mexican pesos with real interest rates or in UDIS	1,352		108
Transactions in UDIS or with yields referenced to the National Consumer Price Index (INPC)	7		1
Transaction in Mexican pesos with nominal interest rates	4,080		326
Exchange transactions	1,288		103
Transactions involving shares	83		7
Total	Ps.	85,572	Ps.	6,846

Assets subject to credit risk

Concept	Assets weighted by risk		Capital requirement
Group III (weighted at 10%)	Ps.	58	Ps.	5
Group III (weighted at 20%)	8,066		645
Group III (weighted at 23%)	809		65
Group III (weighted at 50%)	2,235		179
Group IV (weighted at 20%)	6,735		539
Group V (weighted at 10%)	19		1
Group V (weighted at 20%)	759		61
Group V (weighted at 50%)	675		54
Group V (weighted at 150%)	2,762		221
Group VI (weighted at 50%)	6,027		482
Group VI (weighted at 75%)	5,103		408
Group VI (weighted at 100%)	52,176		4,174
Group VII (weighted at 20%)	895		72
Group VII (weighted at 50%)	47		4
Group VII (weighted at 100%)	58,386		4,671
Group VII (weighted at 115%)	7,044		563
Group VII (weighted at 150%)	648		52
Group VIII (weighted at 125%)	2,064		165
Group IX (weighted at 100%)	37,400		2,992
Subtotal	191,908		15,353
For permanent shares, furniture and real property, and advance payments and deferred charges	12,976		1,038
Total	Ps.	204,884	Ps.	16,391

Assets subject to credit risk:

Concept	Assets weighted by risk		Capital requirement
Total	Ps.	8,669	Ps.	694

27 - FOREIGN CURRENCY POSITION

As of December 31, 2008 and 2007, the Financial Group holds certain assets and liabilities in foreign currency, mainly USD, converted to the exchange rate issued by Banco de México of Ps. 13.8325 and Ps. 10.9157 per USD 1.00, respectively, as shown below:

	Thousands of US dollars
	2008		2007
Assets	5,179,560		4,946,554
Liabilities	4,894,904		4,563,009
Net asset position in US dollars	284,656		383,545
Net asset position in Mexican pesos	Ps.	3,938	Ps.	4,187

28 - POSITION IN UDIS

As of December 31, 2008 and 2007, the Financial Group holds certain assets and liabilities denominated in UDIS, converted to Mexican pesos based on the current equivalency of Ps. 4.184316 and Ps. 3.932983, per UDI, respectively, as shown below:

	Thousands of UDIS
	2008		2007
Assets	152,453		171,932
Liabilities	548,366		94,163
Net (liability) asset position in UDIS	(395,913)		77,769
Net (liability) asset position in Mexican pesos	Ps.	(1,657)	Ps.	306

29 - EARNINGS PER SHARE

Earnings per share is the result of dividing the net income by the weighted average of the Financial Group’s shares in circulation during the year.

Earnings per share for the years ended December 31, 2008, 2007 and 2006 are shown below:

	2008					2007		2006
	Net Income		Weighted share average	Earnings per share		Earnings per share		Earnings per share
Net income per share	Ps.	7,014	2,016,959,232	Ps.	3.4775	Ps.	3.3744	Ps.	3.0981

30 - MANAGEMENT RISK (unaudited)

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

The CPR is composed of regular members of the Board of Directors, the Managing Director of the Financial Group, the General Director of Comprehensive Risk Management, the General Director of Banking, Savings and Welfare, and the General Director of the Brokerage House, as well as the General Director of Internal Audits, who has the right to speak but not to vote.

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

•                  The mechanisms for implementing corrective measures

•                  The special cases or circumstances in which the global and specific limits may be exceeded

2.               Approve and review at least once a year:

•                  The specific limits for discretionary risks, as well as tolerance levels for nondiscretionary risks

•                  The methodology and procedures to identify, measure, oversee, limit, control, report and disclose the different kinds of risks to which the Financial Group is exposed

•                  The models, parameters and scenarios used to perform the valuation, measurement and control of risks proposed by the Comprehensive Risk Management Unit

3.               Approve:

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

31 – COMPREHENSIVE RISK MANAGEMENT UNIT (UAIR) (unaudited, regarding Banorte, the Financial Group’s main subsidiary)

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

The DGAR focuses Comprehensive Risk Management efforts through four different departments

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

The Target Markets and Risk Acceptance Criteria are tools which, together with the Internal Risk Rating CIR, form part of the credit strategy of the Financial Group and support the estimate of the credit risk level.

The Target Markets are activities selected by region and economic activity - supported by economic studies and portfolio behavior analyses - in which the Financial Group wishes to place credits.

The Risk Acceptance Criteria are parameters which describe the risks identified by industries, facilitating an estimate of the risk involved for the Financial Group in granting a credit to a customer depending on the economic activity which it performs The types of risks evaluated in the Risk Acceptance Criteria are the financial risk, operating risk, market risk, company lifecycle risk, legal and regulatory risk, credit history and quality of management.

Early Warnings are a set of criteria based on information and indicators of the borrowers and their environment that have been set forth for timely prevention and identification of likely impairment in the loan portfolio, in order to take credit risk mitigating preventive actions in a timely manner.

The CIR Banorte is in line with the “General Regulations Applicable to the Classification Methodology for the Loan Portfolio of Credit Institutions” issued by the Commission on December 2, 2005. The CIR Banorte has been certified by the Commission and by an international external auditor since 2001.

The CIR Banorte is applied to a commercial portfolio equal to or exceeding an amount equivalent in Mexican pesos to four million UDIS at the classification date.

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

As of December 31, 2008, the total portfolio of Banorte is Ps. 222,849 million. The expected loss represents 2.6% and the unexpected loss represents 4.4% of the total operating portfolio. The average expected loss was 2.4% for the period between October and December 2008.

Risk Diversification

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

In compliance with the risk diversification rules for asset and liability transactions, the following information is provided below:

Basic capital as of September 30, 2008	Ps.	30,538

I. Financing whose individual amount represents more than 10% of basic capital:

Credit transactions
Number of financings	1
Amount of financings taken as a whole	Ps.	4,542
% in relation to basic capital	15%

Money market transactions
Number of financings	1
Amount of financings taken as a whole	Ps.	3,491
% in relation to basic capital	11%

Overnight transactions
Number of financings	1
Amount of financings taken as a whole	Ps.	6,294
% in relation to basic capital	21%

II. Maximum amount of financing with the 3 largest debtors and common risk groups	Ps.	31,710

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

The average VaR for financial instruments portfolio was Ps 2,430 for the last quarter 2008.

Millions of pesos	4Q07		1Q08		2Q08		3Q08		4Q08
VaR Banorte*	Ps.	2,168	Ps.	2,199	Ps.	2,269	Ps.	2,198	Ps.	2,430
Banorte net capital***	33,710		39,052		43,788		45,361		43,248
VaR / net capital Banorte	6.43%		5.63%		5.18%		4.85%		5.62%

* Quarterly Average

*** Sum of net capital at the close of the quarter

Also, the average of the VaR for the risk factor of the portfolio of instrument described for the Financial Group behaved as follows during the fourth quarter of 2008:

Risk factor	VaR
Domestic interest rate	Ps.	2,680
Foreign interest rate	167
Exchange rate	872
Capital	53
Foreign currency bond prices	357
Total VaR	Ps.	2,430

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

Liquidity and balance sheet risk

In order to provide a measurement of liquidity risk in the Financial Group and provide follow-up consistently, the Financial Group relies on the use of financial ratios, which include the Liquidity Ratio (Current Assets/Liquid Liabilities), which consider among the liquid assets the cash and cash equivalents, trading securities and available for sale securities, whereas the liquid liabilities include immediate demand deposits, immediate demand interbank loans and short-term loans. The liquidity ratio at the end of the fourth quarter of 2008 is 49.2%, while the average during the quarter is 48.1%, as shown below:

	End of quarter
	4Q07		1Q08		2Q08		3Q08		4Q08
Liquid assets	Ps.	59,540	Ps.	62,818	Ps.	66,756	Ps.	71,045	Ps.	72,557
Liquid liabilities	Ps.	116,879	Ps.	123,114	Ps.	116,697	Ps.	115,100	Ps.	147,498
Liquidity ratio	50.9%		51.0%		57.2%		61.7%		49.2%

	Average
	4Q07		1Q08		2Q08		3Q08		4Q08
Liquid assets	Ps.	56,520	Ps.	59,777	Ps.	59,543	Ps.	61,285	Ps.	64,453
Liquid liabilities	Ps.	98,706	Ps.	108,939	Ps.	108,798	Ps.	105,771	Ps.	127,061
Liquidity ratio	57.3%		54.9%		54.7%		57.9%		48.1%

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
Internal fraud

Losses derived from actions intended to defraud, illegally seize ownership or evade the regulations, law or policies of the Institution (excluding diversity/discrimination events) involving at least one internal party.

External fraud	Losses derived from actions taken by third parties intended to defraud, illegally seize ownership or evade the law.
Labor relations and job safety	Losses derived from actions inconsistent with laws or employment, health or safety agreements, or which result in the payment of claims for damages to personnel or diversity/discrimination claims.
Customers, products and business practices

Losses derived from negligence or unintentional breaches which prevent compliance with professional obligations with customers (including trust and adaptation requirements or due to the nature or design of a product.

Natural disasters and other events	Losses due to damage or harm to physical assets due to natural disasters or other events.
Business incidences and system failures	Losses derived from incidences in the business and system failures.
Process execution, delivery and management	Losses derived from errors in transaction processing or in process management, as well as relations with counterparties and suppliers.

This historical database provides the statistics of the operating events experienced by the Financial Group in order to be able to determine the respective trends, frequency, impact and distribution. Furthermore, the database will serve to calculate capital requirements for advanced models in the future.

Legal and tax contingencies database

For the recording and follow-up of legal, administrative and tax issues that may arise from adverse unappealable ruling, an internal system called “Legal Risk Issues Monitoring System” (SMARL) was developed. This system enables the central data supplying areas to record such events directly and on-line, which are then classified by company, sector and legal issue, among others.

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

III. Calculating capital requirement

On November 23, 2007, the Official Gazette of the Federation published the Operating Risk Capitalization Rules that set forth a basic model, which is calculated and reported periodically to the authorities.

IV. Information and reporting

The information generated by the databases and Management’s Model is processed regularly in order to report the main operating events detected, trends, identified risks (risk matrix) and the mitigating strategies to the Risk Policy Committee and the Board of Directors. The status of the principal initiatives for operating risk mitigation implemented by the different areas of the organization is also reported.

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

32 - MEMORANDUM ACCOUNTS

	2008		2007
Banks customers (current accounts)	Ps.	74	Ps.	11
Settlement of customer transactions	35		58
Customer valuables received in custody	118,537		180,385
Customer repurchase agreements	35,688		21,803
Customer call options transactions	274		146
Managed trusts	2,378		3,048
	Ps.	156,986	Ps.	205,451
Other contingent assets and liabilities	Ps.	266	Ps.	279
Credit commitments	2,793		2,365
Deposits of assets	3,006		1,541
Financial Group securities delivered into custody	886		610
Financial Group government securities held in custody	101		147
Assets in trusts or under mandate	90,469		101,632
Managed assets in custody	131,886		117,167
Investment banking transactions on account of third parties (net=	84,615		91,329
Collateral received by the institution	31,567		—
Past-due loan portfolio accrued but not charged interest	137		102
	Ps.	345,726	Ps.	315,172
Securities to be received in repurchase agreements	Ps.	39,939	Ps.	216,233
Less: Creditor repurchase agreement	(40,176)		(216,708)
	Ps.	(237)	Ps.	(475)
Repurchase agreement from debtors	Ps.	35,054	Ps.	21,502
Less: Securities to be received in repurchase agreements	(34,908)		(21,484)
	Ps.	146	Ps.	18

33- COMMITMENTS

As of December 31, 2008 and 2007, the Financial Group had the following contingent obligations and commitments:

•                  Other contingent obligations and opening of credits totaling Ps. 3,059 (Ps. 2,644 in 2007), which are recorded in memorandum accounts.

•                  Certain real property and operating equipment are leased. Total property lease payments for the periods ended December 31, 2008 and 2007, were Ps. 159 and Ps. 195, respectively.

34 - CONTINGENCIES

As of December 31, 2008, there are lawsuits filed against the Financial Group in civil and business court cases. However, the Financial Group’s attorneys consider that the claims filed are unsubstantiated and, in the event of an adverse ruling, they would not significantly impact the Financial Group’s consolidated financial position. A reserve of Ps. 120 is recorded for such contentious matters.

Furthermore, contingencies may arise due to differences in taxes derived from a potential review of the tax returns filed by the Financial Group and differences in the interpretation of legal provisions between the Financial Group and the tax authorities.

35 - SAVINGS PREVENTIVE AND PROTECTION MECHANISM

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

On July 30, 2007, general rules were issued for addressing joint accounts or those in which there is more than one account holder, referred to in art.14 of the LPAB, as well as the rules banks must observe for classifying information relative to transactions associated with guaranteed obligations.

The IPAB plays a major role in the implementation of the LPAB resolutions methods and the Law of Credit Institutions (LIC) as timely and adequate mechanisms for salvaging and liquidating Full Service Banking Institutions in financial trouble that may affect their solvency. The purpose is to provide maximum protection to the public while minimizing the negative impact that salvaging an institution may have on others in the banking system.

During 2008 and 2007, the amount of contributions to the IPAB payable by Banorte for fees amounted to Ps. 938 and Ps. 774, respectively.

36 – NEW ACCOUNTING PRINCIPLES

The following are some of the principal changes derived from the new standards or modifications issued by the Commission and the CINIF effective as of January 1, 2009:

•                  Circular C-2 “Securitization Transactions” states that in securitization transactions the assignor may or may not transfer the risks and benefits on the financial assets to the assignee, and may or may not transfer control over such assets.

It also establishes that the benefits on the assignee’s remainder shall be recognized as “Benefits to receive in securitization transactions” and valuated at its fair value from the onset. Valuation adjustments are recognized in the year’s results. This valuation shall be consistent with the accounting policies of the Special Purpose Entity (SPE), established as a securitizing vehicle.

If the assignor renders administration services of the transferred assets, an asset or liability for transferred asset administration should be recognized initially at its fair value, pursuant to Circular C-1 as follows:

a)              An asset is recorded if the consideration exceeds the costs and expenses incurred in rendering the service, otherwise a liability is recorded.

b)             Then such asset or liability will be valued at its fair value, recognized its valuation effects in the year’s results.

The benefits on the securitization transactions’ remnant and the transferred financial assets administration asset will be presented under “Benefits to receive in securitization transactions.”

The valuation of the receivable benefits as well as of the administration asset or liability will be presented on “Other income” or “Other expenses”, as applicable.

The effects of such Circular, if applied to securitizations in effect by December 31, 2008 are detailed below:

For realized securitization transactions, the financial assets were removed from the balance sheet based on the accounting criteria in effect at that date, C-1, “Transfer of Financial Assets”, and C-2, “Securitizations”. As the new accounting criteria that replaced the previous ones are prospectively applied, retroactive records will not be realized for transactions made before its application. Therefore, previously recognized transfers of financial assets don’t have to be reevaluated.

However, according to these new accounting criteria, the securitized loans of the mortgage can state and municipal government loans that Banorte made during 2006 and 2007, respectively had not met the requirements of the new accounting criteria to be removed from the balance sheet, as in both transactions most of the inherent risks and/or benefits are substantially retained.

On December 31, 2008, the outstanding balance of the securitized loans of the mortgage and state and municipal government loans that were including in the balance sheet was Ps. 6,475. Moreover, the impact accumulated in their results that would have been recorded is (Ps. 103).

•                  Circular C-5, “Consolidation of Special Purpose Entities”, defines the special standards relative to the consolidation of the SPE. It establishes that an entity should consolidate an SPE when the economic substance of the relationship between both entities indicates control over such SPE.

•                  NIF B-7, “Business Acquisitions”, establishes the “purchase method” as the method for recognizing business acquisitions. It does not allow the recognition of earning in an acquisition process.

The value of the net acquired assets should be adjusted to a value that is equal to the sum of the consideration and the value of the non-controlling share valued in proportion to this consideration.

Goodwill should be recognized when the sum of the consideration paid in the acquisition and the non-controlling share valued at their fair value is greater than the amount of the net acquired assets valued at fair value according to this NIF.

•                  NIF B-8, “Consolidated and Combined Financial Statements”, separates consolidation and permanent investment valuation.

a)              It requires that the noncontrolling interest be valued in the consolidated financial statements based on the fair value of the subsidiary’s net assets and the goodwill determined with the purchase method at the time of the acquisition of such subsidiary.

b)             It states that at the purchase date of a subsidiary the purchase method should be applied, therefore the assets and liabilities are valued at their fair value at such date as per NIF B-7.

c)              The above causes adjustments to its book value, nevertheless it clarifies such adjustments should not be recognized in the subsidiary but instead in the controlling share as part of its permanent investment in the subsidiary.

d)             The consolidation process is defined in greater detail.

•                  The objective of issuing NIF C-7, “Investments in Associates and Other Permanent Investments”, separating the financial statements’ consolidation and permanent investments’ valuation under the equity method, establishes the standards to recognize investments as associated, as well as the other permanent investments over which it has no control, joint control or significant influence.

•                  The new NIF C-8, “Intangible Assets”, define them as non-monetary identifiable assets, without physical substance that will generate future financial benefits controlled by the entity.

•                  According to NIF D-8, “Share-based Payments”, the entities that realize share-based payment transactions and grant share purchase options to employees, should recognize the cost or expense incurred, either in net income or as a capitalizable item, and the corresponding effect in the liability or asset. This NIF eliminates the use of the International Financial Reporting Standard 2 that has been applicable in Mexico on a supplementary basis in lieu of a Mexican standard that would cover share-based payments and share purchase options.

The Financial Group’s management is studying the possible effect these standards will have on its consolidated financial position and results of operations.

37 - SUBSEQUENT EVENTS

Prepayment of subordinated debentures

Banorte exercised the prepayment option of its non-convertible subordinated debentures issued in 2004 maturing in 2014 for USD 300 million, which were listed on the Luxemburg Stock Exchange. The settlement was made on February 17, 2009. This subordinated debt was issued in February 2004 with a 10-year term and included a prepayment option as of the fifth year. The main reasons for prepaying this debentures were: i) the actual capital base is strengthened based on recent local subordinated debenture issues; ii) maintain Banorte’s credibility as an international issuer in this type of market; iii) liquidate debentures whose effectiveness will gradually diminish for the purpose of being considered as regulatory capital pursuant to the Commission regulations; and iv) as part of Banorte’s strategy to maintain proper regulatory capital levels.

Merger of Créditos Pronegocio, S.A. de C.V.

At the Board of Directors’ Meeting held on January 29, 2009, the merger of Banorte, as the merging entity, with Créditos Pronegocio, S.A. de C.V., as the merged entity, was approved.

38 – DIFFERENCES BETWEEN MEXICAN BANKING GAAP AND MEXICAN FINANCIAL REPORTING STANDARDS

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

The principal differences and the effect on consolidated net income and consolidated stockholders’ equity are presented below with an explanation of the adjustments:

Reconciliation of stockholders’ equity:

	December 31,
	2008		2007
Stockholders’ equity under Mexican Banking GAAP	Ps.	39,746	Ps.	34,156

Adjustments:
Loan loss reserves (See B)	(97)		(192)
Loan origination fees and costs (See A)	149		176
Foreclosed assets (See C)	(45)		164
Insurance and postretirement activities (See A)	1,738		1,453
Derivatives (See A)	(75)		19
Business combinations (See D)	(2,035)		(1,478)
Purchased loan portfolio (See A)	(383)		(661)
Securitizations (See E)	(331)		(267)
Repurchase agreements (See A)	(24)		(69)
Investment valuation (See A)	(11)		21
Capitalized costs (See A)	(53)		(93)
Total adjustments	(1,167)		(927)
Tax effect on adjustments (See G)	(176)		(94)
Minority interest attributable to adjustments (See H)	(513)		(422)

Stockholders’ equity under MFRS	Ps.	37,890	Ps.	32,713

Reconciliation of net income:

	Year ended December 31,
	2008		2007
Net income under Mexican Banking GAAP	Ps.	7,014	Ps.	6,810

Adjustments:
Loan loss reserves (See B)	95		(55)
Loan origination fees and costs (See A)	4		438
Foreclosed assets (See C)	(210)		(95)
Insurance and postretirement activities (See A)	286		139
Derivatives (See A)	(93)		(31)
Purchased loan portfolio (See A)	278		343
Securitizations (See E)	(149)		45
Repurchase agreements (See A)	46		(19)
Investment valuation (See A)	(16)		149
Capitalized costs (See A)	68		125
Sale of subsidiary (See F)	—		(63)
Total adjustments	309		976
Tax effect on adjustments (See G)	(150)		(312)
Minority interest attributable to adjustments (See H)	(91)		(129)

Net income under MFRS	Ps.	7,082	Ps.	7,345

Explanation of reconciling items:

A) General

This difference between Mexican Banking GAAP and MFRS is explained further in Note 39, as the accounting treatment under MFRS and U.S. GAAP are the same for this item.

B) Loan Loss Reserves

Mexican Banking GAAP establishes rules for loan portfolio ratings and general methodologies for the rating and constitution of preventive allowances for loan losses for each type of loan and allows credit institutions to rate and develop preventive allowances based on internal methodologies, previously authorized by the Commission.

According to Circular B-6, “Loan Portfolio”, additional reserves may be recorded to cover risks that are not foreseen by the existing loan portfolio rating methodologies. Before doing so, the Financial Group must report the following to the Commission: a) the origin of the estimates; b) the methodology applied; c) the amount of the estimates; and d) the period over which they are considered to be necessary. Prior to 2007, specific provisions were calculated when it was determined to be probable that the Financial Group would not recover the full contractual principal and interest on a loan (impaired loan).

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

D) Business Combinations

Under Mexican Banking GAAP, the Financial Group recorded the put option held by the shareholders’ of INB at its contractual value, which increased the amount of goodwill recorded in the purchase price allocation. Under MFRS, the put option represents a transaction between shareholders and is therefore reflected in stockholders’ equity. Changes in the recorded value of the liability do not affect net income for either Mexican Banking GAAP or MFRS; as such no adjustment to net income is reflected in the reconciliation for this item.

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

F) Sale of subsidiaries

The basis of assets and liabilities under MFRS of Fianzas Banorte at the time of its sale were different from the basis of such assets and liabilities under Mexican Banking GAAP; accordingly, the disposal under MFRS resulted in a loss, whereas under Mexican Banking GAAP the Financial Group recognized a gain.

G) Income Taxes

MFRS differences as described above, to the extent taxable, are reflected in the MFRS deferred tax balances.

H) Minority Interest

The effects of the MFRS differences as described in this note reflect the amounts assigned to the minority interests.

39 – DIFFERENCES BETWEEN MEXICAN BANKING GAAP AND U.S. GAAP

The Financial Group’s consolidated financial statements are prepared in accordance with Mexican Banking GAAP, which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Prior to 2008, the Mexican Banking GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10, “Recognition of the Effects of Inflation in Financial Information”, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The application of Bulletin B-10 represented a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, was considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.  Beginning on January 1, 2008, in accordance with new NIF B-10, “Effects of Inflation”, the Financial Group discontinued the recognition of inflation in its financial statements under Mexican Banking GAAP as the cumulative inflation for the preceding three years was less than 26%.  Notwithstanding the prior comments, the following reconciliation to U.S. GAAP for the years ended December 31, 2007 and 2006 does not include the reversal of the adjustments required under Bulletin B-10, as permitted by the rules and regulations of the Securities and Exchange Commission (the “SEC”).

The principal differences as they relate to the Financial Group between Mexican Banking GAAP and U.S. GAAP and the effect on consolidated stockholders’ equity and consolidated net income are presented below, with an explanation of the adjustments.

Reconciliation of stockholders’ equity:

	December 31,
	2008		2007
Stockholders’ equity under Mexican Banking GAAP	Ps.	39,746	Ps.	34,156

U.S. GAAP adjustments:
Loan loss reserves (See A)	1,366		1,141
Loan origination fees and costs (See B)	149		176
Purchased loan portfolio (See C)	(383)		(661)
Derivatives (See D)	(75)		19
Foreclosed assets (See E)	(45)		164
Insurance and postretirement activities (See F)	1,738		1,453
Business combinations (See G)	25		371
Employee retirement obligations (See H)	(848)		(898)
Capitalized costs (See I)	(53)		(93)
Securitizations (See J)	(136)		(3)
Other adjustments (See L)	86		(121)
Fair value measurements (See III C)	(137)		—
Income taxes (See M)	(1,614)		(1,645)
Total U.S. GAAP adjustments	73		(97)
Tax effect on U.S. GAAP adjustments (See M)	(491)		(463)
Minority interest under Mexican Banking GAAP (See N)	(1,945)		(1,667)
Minority interest attributable to U.S. GAAP adjustments (See N)	(539)		(428)
Stockholders’ equity under U.S. GAAP	Ps.	36,844	Ps.	31,501

Reconciliation of net income:

	Years ended December 31,
	2008		2007		2006
Net income under Mexican Banking GAAP	Ps.	7,014	Ps.	6,810	Ps.	6,255
U.S. GAAP adjustments:
Loan loss reserves (See A)	225		(245)		(338)
Loan origination fees and costs (See B)	4		438		680
Purchased loan portfolio (See C)	278		343		(251)
Derivatives (See D)	(93)		(31)		(276)
Foreclosed assets (See E)	(210)		(95)		(74)
Insurance and postretirement activities (See F)	286		139		(319)
Business combinations (See G)	(318)		229		15
Employee retirement obligations (See H)	55		8		(40)
Capitalized costs (See I)	68		125		230
Securitizations (See J)	(134)		—		358
Share-based payment (See K)	—		—		(19)
Other adjustments (See L)	(814)		60		(180)
Fair value measurements (See III C)	(137)		—		—
Income taxes (See M)	11		62		(410)
Total U.S. GAAP adjustments	(779)		1,033		(624)
Tax effect on U.S. GAAP adjustments (See M)	362		(390)		(18)
Minority interest attributable to U.S. GAAP adjustments (See N)	(121)		(90)		207
Net income under U.S. GAAP	Ps.	6,476	Ps.	7,363	Ps.	5,820

A rollforward of the Financial Group’s U.S. GAAP stockholders’ equity balance is as follows:

	2008		2007

Balance at the beginning of the year	Ps.	31,501	Ps.	25,526
Net income under U.S. GAAP	6,476		7,363
Dividends declared	(949)		(917)
Issuance (repurchase) of shares	103		(639)
Other comprehensive (loss) income	(287)		168

Balance at the end of the year	Ps.	36,844	Ps.	31,501

I              Explanation of reconciling items:

A)           Loan loss reserves

Mexican Banking GAAP establishes rules for loan portfolio ratings and general methodologies for the rating and constitution of preventive allowances for loan losses for each type of loan and allows credit institutions to rate and develop preventive allowances based on internal methodologies, previously authorized by the Commission. Prior to 2007, specific provisions were calculated when it was determined to be probable that the Financial Group would not recover the full contractual principal and interest on a loan (impaired loan).

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

For larger nonhomogeneous loans, the Financial Group assesses all individual loans with an outstanding balance greater than 4 million UDI for impairment. Under U.S. GAAP, estimated losses on impaired loans, which are individually assessed, are required to be measured at the present value of expected future cash flows discounted at the loan’s effective rate, the loan’s observable market price or at the fair value of the collateral if the loan is collateral dependent.

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

U.S. GAAP loan loss reserves are as follows:

Loan loss reserves	2008	2007	2006
Loan loss reserves for SFAS No. 114	Ps.	523	Ps.	3	Ps.	45
Loan loss reserves for SFAS No. 5	4,728	2,569	2,124
Total loan loss reserves US GAAP	5,251	2,572	2,169
Loan loss reserves Mexican Banking GAAP prior to change in accounting principle	6,690	3,786	3,667
(Less)
Change in accounting principle (1)	—	—	(527)
Mexican Banking GAAP loan loss reserves	6,690	3,786	3,140
Adjustment to INB reserves (2)	(73)	(73)	(112)
Adjusted loan loss reserves	6,617	3,713	3,028

Stockholders’ equity adjustment after changes in accounting principles	1,366	1,141	859
Net Income adjustment after changes in accounting principles	Ps.	225	Ps.	(245)	Ps.	(338)

1) Retrospective application of the change in accounting principle.

2) In 2006, as a result of the Financial Group’s acquisition of INB as disclosed in Note 39 G), additional reserves were recorded with an offset to goodwill in its Mexican Banking GAAP consolidated financial statements. As of December 31, 2008, 2007 and 2006 the additional reserves recorded under Mexican Banking GAAP are Ps. 73, Ps. 73 and Ps. 112, respectively.

Rollforward of loan loss reserves:

	2008		2007		2006

Beginning of the year	Ps.	2,572	Ps.	2,169	Ps.	2,119
Charge-offs net of recoveries	(4,002)		(2,341)		(1,151)
Charges	6,681		2,823		1,287
Restatement effect	—		(79)		(86)

End of the year	Ps.	5,251	Ps.	2,572	Ps.	2,169

Ratios:

Loan loss reserves for	December 31,						Percentage
SFAS No. 114	2008		2007		2006		2008	2007	2006

Total reserves	Ps.	523	Ps.	3	Ps.	45
Total balances of impaired loans	Ps.	153	Ps.	87	Ps.	210	341.83%	3.45%	21.43%
Total balances of outstanding loans	Ps.	1,256	Ps.	87	Ps.	322	41.64%	3.45%	13.98%

Loan loss reserves for	December 31,						Percentage
SFAS No. 5	2008		2007		2006		2008	2007	2006

Total reserves	Ps.	4,728	Ps.	2,569	Ps.	2,124
Total balances of impaired loans	Ps.	4,548	Ps.	2,637	Ps.	1,788	103.96%	97.42%	118.79%
Total balances of outstanding loans (1)	Ps.	243,990	Ps.	196,445	Ps.	149,179	1.94%	1.31%	1.42%

(1) The Financial Group has also recorded loan loss reserves in accordance with SFAS No. 5 related to items such as guarantees and other off-balance sheet liabilities. Such balances, which are not included in the total balance of outstanding loans, amounted to Ps. 2,793, Ps. 2,365 and Ps. 2,368 as of December 31, 2008, 2007 and 2006, respectively.

Government Sponsored Programs

Mexican banks have participated in a number of debtor relief programs that began in 1995, which caused the Mexican banks to reduce their claims to the outstanding balances of loans meeting certain criterion in accordance with program guidelines. In connection with government sponsored restructurings, Mexican banks had the option of accounting for the full amounts of the loss on the date of the refinancing or deferring the loss and amortizing this loss in the statement of income in subsequent periods. For individual loan restructurings, the Financial Group generally charges off any difference in the carrying amount of the original loan and the restructured loan.

For U.S. GAAP purposes, discounts available for clients as stated in these programs were written-off as the Financial Group estimated that would be the expected reduction on the future cash flows.

B)           Loan origination fees and costs

Under Mexican Banking GAAP, fees charged in connection with the issuance of loans are recorded as a deferred credit, which is amortized into interest income over the loan’s term and loan origination costs are expensed as incurred. Prior to 2007, loan origination fees were recognized on a cash basis. This change in accounting principle was applied retrospectively. Under U.S. GAAP, as required by SFAS No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases - an amendment of FASB Statements No. 13, 60, and 65 and a rescission of FASB Statement No. 17”, loan origination fees are deferred and recognized over the life of the loan as an adjustment of yield (interest income). Likewise, direct loan origination costs defined in the following paragraph are deferred and recognized as a reduction in the yield of the loan. Loan origination fees and related direct loan origination costs for a given loan are offset and only the net amount is deferred and amortized.

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

C)           Purchased loan portfolio

As discussed below, prior to December 31, 2004 Mexican Banking GAAP had no specific rules covering the accounting treatment of loan portfolios purchases. As collections on the purchased loan portfolios were received, the Financial Group recognized the amounts recovered as investment income. In addition, the Financial Group amortized the cost of the investment based on the percentage of amounts recovered to the acquisition cost of the portfolio acquired, as adjusted by financial projections. Unamortized amounts, if any, were written off when the collection process had ceased.

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

The loan portfolios (generally consisting of troubled loans) purchased at a discount would represent a purchase of a loan portfolio where it is not probable that the undiscounted future cash collections will be sufficient to recover the face amount of the loan and contractual interest. Consequently, under U.S. GAAP, at the time of acquisition, the sum of the acquisition amount of the loan and the discount to be amortized should not exceed the undiscounted future cash collections that are both reasonably estimable and probable. The discount on an acquired loan should be amortized over the period in which the payments are probable of collection only if the amounts and timing of collections, whether characterized as interest or principal, are reasonably estimable and the ultimate collectability of the acquisition amount of the loan and the discount is probable. If these criteria are not satisfied, the loan should be accounted for using the cost-recovery method. Application of the cost-recovery method requires that any amounts received be applied first against the recorded amount of the loan; when that amount has been reduced to zero, any additional amounts received are recognized as income.

Under Mexican Banking GAAP, origination costs and other fees are capitalized as part of the original investment, while for U.S. GAAP purposes those costs are expensed as incurred.

The Financial Group’s portfolio disclosures and U.S. GAAP methodology applied are disclosed in the following table:

Stockholders’ equity	Net income
December 31,	Year ended December 31,	Methodology applied under
Portfolio	2008	2007	2008	2007	2006	U.S. GAAP

Bancrecer I	Ps.	(155)	Ps.	(167)	Ps.	13	Ps.	(28)	Ps.	(80)	Cost-recovery method
Serfin Santander	(60)	(70)	10	21	(28)	Cost-recovery method
Meseta	(15)	(38)	23	34	51	Cost-recovery method
Bancrecer II	(2)	(1)	—	6	8	Cost-recovery method
Goldman Sachs	(186)	(227)	42	81	109	Cost-recovery method
Cremi	(49)	(63)	13	(2)	(8)	Cost-recovery method
Banorte Sólida	(151)	(198)	46	11	30	Cost-recovery method
Bancrecer III	—	(1)	—	8	12	Cost-recovery method
Banco Industrial	—	—	—	—	19	Cost-recovery method
Bancomer I	(136)	(109)	(27)	(32)	(39)	Cost-recovery method
Bancomer II	9	11	(2)	(3)	—	Interest method
Banco Unión	6	11	(5)	(3)	(58)	Interest method
Bital I	(47)	(66)	19	(8)	(130)	Interest method
Serfin	—	—	—	—	(6)	Interest method
Bancomer III	34	27	6	28	7	Interest method
Bancomer IV	175	104	71	104	91	Interest method
Bital II	14	20	(6)	20	(21)	Interest method
Banamex Hipotecario	82	62	20	62	5	Interest method
GMAC Banorte	25	18	7	18	(32)	Interest method
Serfin Comercial I	16	(11)	27	(11)	(27)	Interest method
Serfin Hipotecario	60	43	17	43	—	Interest method
Vipesa	(3)	(6)	4	(6)	—	Interest method
Confia I	—	—	—	—	(75)	Interest method
Confia II	—	—	—	—	(15)	Interest method
Confia III	—	—	—	—	(2)	Interest method
Serfin Comercial II	—	—	—	—	(62)	Interest method

Ps.	(383)	Ps.	(661)	Ps.	278	Ps.	343	Ps.	(251)

D)           Derivatives

Beginning in 2007, under Mexican Banking GAAP, trading instruments are carried at fair value in the balance sheet, and changes in fair value are recognized in current earnings. In addition, the Financial Group applied the provisions of Bulletin C-10 as of the beginning of 2005 in accordance with instructions received from the Commission as follows:

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

Prior to 2007, in accordance with Mexican Banking GAAP foreclosed assets were considered to be monetary assets, while for U.S. GAAP these were treated as non-monetary assets. As a result of the change in the accounting for foreclosed assets under Mexican Banking GAAP, in 2007 the Financial Group no longer calculated REPOMO related to these assets as they were considered to be non-monetary assets.

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

Accumulated deferred acquisition costs (DAC) as of December 31, 2008, 2007 and 2006 under U.S. GAAP are as follows:

	December 31,
	2008		2007		2006

Life	Ps.	20	Ps.	20	Ps.	17
P&C	255		225		222
Health	197		30		21
Afore	1,397		1,223		812
Total accumulated DAC	Ps.	1,869	Ps.	1,498	Ps.	1,072
DAC - net amount charged to net income	Ps.	371	Ps.	426	Ps.	55

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

The Financial Group recorded a reserve for catastrophic events under Mexican GAAP as a liability which is not allowed by U.S. GAAP.

Loss reserves and unearned premiums:

	December 31,
	2008		2007

Life	Ps.	93	Ps.	19
P&C	(273)		(300)
Health	(290)		(80)
LAE	(98)		(76)
Afore	(381)		(391)
Pensions	611		576
Total	(338)		(252)

Catastrophic reserve:
P&C	185		144
	185		144

Reinsurance activities	22		63

Total reserves	Ps.	(131)	Ps.	(45)

Summary:

	December 31,
	2008		2007

DAC	Ps.	1,869	Ps.	1,498
Total reserves	(131)		(45)
Total adjustments	Ps.	1,738	Ps.	1,453

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

The Financial Group’s subsidiary Banorte, through its wholly-owned subsidiary Banorte USA acquired 70% of the outstanding common stock of INB on November 16, 2006. The primary purpose of the acquisition was to expand the Financial Group’s market share into the United States in areas with close proximity to Mexico. The total purchase price including acquisition costs, exceeded the estimated fair value of tangible net assets acquired by approximately USD 176 million, of which approximately USD 16 million was assigned to an identifiable intangible asset with the remaining balance recorded by the Financial Group as goodwill. The identifiable intangible asset represents the future benefit associated with the acquisition of the core deposits and is being amortized over a period that approximates the expected attribution of the deposits. Factors that contributed to a purchase price resulting in goodwill include INB’s historical record of earnings, capable management, and the Financial Group’s ability to enter the US market, which are expected to complement and create synergies with the Financial Group’s existing service locations. The results of operations of INB are included in the consolidated earnings of the Financial Group as of the effective date of the acquisition. Certain differences related to Banorte USA, which prepares its financial information in accordance with U.S. GAAP are included in the reconciliation within the corresponding U.S. GAAP adjustments. The goodwill recorded in the acquisition of INB is being accounted for in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”. Accordingly, goodwill will not be amortized; rather it is being tested annually for impairment. In addition, goodwill is not deductible for tax purposes.

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

H)           Employee retirement obligations

Under Mexican Banking GAAP Bulletin D-3 requires the recognition of a severance indemnity liability calculated based on actuarial computations. Similar recognition criteria under U.S. GAAP are established in SFAS No. 112, “Employers’ Accounting for Postemployment Benefits”, which requires that a liability for certain termination benefits provided under an ongoing benefit arrangement such as these statutorily mandated severance indemnities, be recognized when the likelihood of future settlement is probable and the liability can be reasonably estimated. Prior to 2008, Mexican Banking GAAP allows for the Financial Group to amortize the transition obligation related to the adoption of Bulletin D-3 over the expected service life of the employees. Beginning in 2008, an amendment to Bulletin D-3 requires the amortization of the unrecognized transition as of January 1, 2008 over the lesser of the expected remaining service period of employees or over five years. However, U.S. GAAP required the Financial Group to recognize such effect upon initial adoption and does not permit an entity to reduce the accrued liability by any unrecognized items, which results in a difference in the amount recorded under the two accounting principles.

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

The Financial Group has adopted the provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R. This statement requires the Financial Group to (1) fully recognize, as an asset or liability, the overfunded or underfunded status of defined pension and other postretirement benefit plans; (2) recognize changes in the funded status through other comprehensive income in the year in which the changes occur; and (3) measure the funded status of defined pension and other postretirement benefit plans as of the date of the its fiscal year-end.

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

State and Municipal Government Loans Securitization

During November 2007, the Financial Group securitized state and municipal government loans in the amount of Ps. 5,599 by transferring such loans to a qualifying special purpose entity (the “Trust”) created specifically for purposes of this transaction. The Trust issued certificates that trade on the Mexican Stock Exchange and guarantees its holders with a specific rate of return. The Financial Group retained the 100% of the securitization certificates issued by the Trust and immediately subsequent to the securitization sold them under repurchase agreements. The Financial Group received a subordinated certificate from the Trust, which entitles the Financial Group to retain the excess cash flows in the Trust, after reimbursing the holders of the certificates, which has was recorded at its fair value and classified as a trading security. Under Mexican Banking GAAP, this securitization was accounted for as a sale and generated a gain, resulting from the difference between the fair value of the assets received and the carrying value of the transferred assets.

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

L)            Other adjustments

These include the following:

	Stockholders’ equity December 31,				Net income Year ended December 31,
	2008		2007		2008		2007		2006

1) Non-accrual loans	Ps.	168	Ps.	26	Ps.	142	Ps.	64	Ps.	36
2) Guarantees	6		(23)		29		(7)		(4)
3) Repurchase agreements	(24)		(69)		46		(19)		(1)
4) Investment valuation	(11)		21		(1,121)		62		(234)
5) Equity method investments	(53)		(76)		90		23		2
6) Discontinued operations	—		—		—		(63)		21
	Ps.	86	Ps.	(121)	Ps.	(814)	Ps.	60	Ps.	(180)

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

As disclosed in Note 39 J), in 2006, as a result of tainting its portfolio all of Banorte’s held-to-maturity securities under Mexican Banking GAAP were reclassified as available-for-sale under U.S. GAAP.

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

6)              This adjustment is the result of selling On March 31, 2007, 100% of the shares of Fianzas Banorte.

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

III                                 Additional Disclosures:

A)    Earnings per common share (“EPS”) in accordance with U.S. GAAP

In accordance with U.S. GAAP, EPS is based on the provisions of SFAS No. 128, “Earnings per Share”, and is calculated using the weighted-average number of common shares outstanding during each period. Basic and diluted earnings per share are based upon, 2,016,959,232, 2,018,167,791 and 2,019,019,115 weighted-average shares outstanding for 2008, 2007 and 2006, respectively. Potentially dilutive common shares for all periods presented are not significant. Basic and diluted net income per common share computed in accordance with U.S. GAAP is presented below:

	Year ended December 31,
	2008		2007		2006

Basic and diluted earnings per share	Ps.	3.2112	Ps.	3.6483	Ps.	2.8827

B)    Cash flow information

Mexican Banking GAAP establishes presentation requirements related to the statement of changes in financial position. This statement presents the sources and uses of funds during the period measured as the differences, in constant pesos, between the beginning and ending balances of balance sheet items adjusted by the excess (shortfall) in restatement of capital. The monetary effect and the effect of changes in exchange rates are considered cash items in the determination of resources generated from operations due to the fact that they affect the purchasing power of the entity. The following price-level adjusted consolidated statement of cash flows presented for the years ended December 31, 2008, 2007 and 2006, includes the impact of U.S. GAAP adjustments in conformity with recommendations established by the American Institute of Certified Public Accountants, SEC Regulations Committees’ International Practices Task Force.

Grupo Financiero Banorte, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2008, 2007 and 2006

(In millions of Mexican pesos)

	2008		2007		2006
Cash flows from operating activities:
Net income under U.S. GAAP	Ps.	6,476	Ps.	7,363	Ps.	5,820

Unrealized investment loss (income)	1,171		(204)		329
Allowance for loan losses	6,625		2,830		1,857
Depreciation and amortization	1,450		702		697
Deferred income taxes and employee profit sharing	(652)		(173)		775
Provision for miscellaneous obligations	8		2,369		(43)
Minority interest	753		721		484
Equity in earnings of subsidiaries and associated companies	(125)		(66)		(115)
Allowance for doubtful accounts	59		(89)		20
Periodic pension cost	199		205		350
Gain on sale of property	—		(22)		(15)
Loss on sale of foreclosed assets	273		208		96
(Gain) loss on sale of trading securities	(116)		338		776
(Gain) loss on sale of available for sale securities	(53)		(36)		52
Amortization of purchased portfolios	680		679		1,598
Loss from monetary position	—		1,298		1,129
Insurance and postretirement reserves	(286)		(139)		319
Amortization of debt issuance fees and costs	(4)		(439)		(679)
Income recognition of purchased portfolios	(278)		(343)		251
Other non-cash items	(2,014)		(334)		(28)
Changes in operating assets and liabilities:
Trading securities	(1,455)		4,868		(13,538)
Trading derivative financial instruments	2,435		(2,463)		3,354
Decrease in settlement accounts payable	(649)		(226)		(1,082)
Decrease in settlement accounts receivable	1,262		2,263		2,935
Increase in other accounts receivable	(4,286)		(2,233)		(8,518)
Increase in other accounts payable	5,709		5,231		7,242
Increase in deferred charges	(1,560)		(2,115)		(2,500)
Increase (decrease) in deferred credits	242		(210)		164
Net cash provided by operating activities	15,864		19,983		1,730

2008	2007	2007
Cash flows from investing activities:
Proceeds from sale of property, furniture and equipment	123	21	31
Acquisitions of property, furniture and equipment	(1,345)	(1,843)	(907)
Cash paid for acquisition of subsidiaries	—	(200)	(2,724)
Proceeds from sale of foreclosed assets	758	369	136
Treasury transactions - held to maturity securities	(219,851)	16,087	18,528
Treasury transactions - available for sale securities	(4,430)	(3,328)	(3,097)
Issuance of loans	(48,294)	(55,758)	(19,717)
Purchased credit portfolios	(302)	169	(553)
Repurchase agreements – purchases	(90)	(15,545)	(13,298)
Net cash used in investing activities	(273,431)	(60,028)	(21,601)
Cash flows from financing activities:
Proceeds from (repayments of) subordinated liabilities	10,343	(1,131)	6,899
Issuance (repurchase) of shares	103	(639)	31
Dividends paid	(949)	(917)	(792)
Deposits received	53,319	34,044	21,327
Repayments of bank debt and other loans	9,037	3,909	(5,108)
Repurchase agreements – sales	196,368	2,949	2,274
Debt issue costs of subordinated liabilities	—	(9)	(31)
Net cash provided by financing activities	268,221	38,206	24,600

Effects of inflation accounting and exchange rate	2,026	(1,610)	(1,723)

Net increase (decrease) in cash and cash equivalents	12,680	(3,449)	3,006

Cash and cash equivalents at the beginning of the year	41,716	45,165	42,159

Cash and cash equivalents at the end of the year	54,396	41,716	45,165

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes	4,013	2,419	2,882
Interest	44,630	33,168	26,719

Supplemental schedule of non-cash investing activities:
Transfers from loans to foreclosed assets	542	342	108
Transfers from (to) purchased credit portfolio to (from) foreclosed assets	233	109	(124)
Transfers to (from) foreclosed assets from (to) loans and purchased credit portfolio, net	Ps.	(775)	Ps.	451	Ps.	(16)

Cash and cash equivalents - Cash and cash equivalents include all cash balances and highly liquid instruments purchased with an original maturity of three months or less. In addition, the Financial Group maintains a minimum capital requirement as required by the Commission (regulatory monetary fund), which is included as a cash equivalent.

C) New accounting pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS 157 was effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years for financial assets and liabilities.  On October 10, 2008, the FASB issued Staff Position (“FSP”) FAS No. 157-3 (“FSP 157-3”), Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active. FSP 157-3 is effective upon issuance.  SFAS 157 has been deferred until fiscal years beginning after November 15, 2008 for nonfinancial assets and liabilities. The adoption of this new accounting principle as it relates to the Financial Group’s financial assets and financial liabilities that are measured at fair value on a recurring basis had a negative impact of approximately Ps. 137 on the Financial Group’s consolidated financial position and results of operations.  Additionally, the Financial Group has included additional disclosures regarding the fair value hierarchy of its financial instruments for the year ended December 31, 2008. The Financial Group is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position and results of operations as it relates to its nonfinancial assets and nonfinancial liabilities.

According to SFAS 157, fair value is defined as the price expected to receive when selling the asset or to pay when transferring a liability in an orderly transaction between market participants at the measurement date. The Financial Group applied the following hierarchy for fair value.

Level 1. - Assets and liabilities for which an identical instrument is negotiated in an active market, such as publicly negotiated instruments or futures contracts

Level 2.- Assets and liabilities valued using information observable in the market for similar instruments; prices quoted in inactive markets; or other observable assumptions that can be evidenced with available information in the market for substantially the entire terms of the asset and liability.

Level 3. - Assets and liabilities whose significant valuation assumptions are not readily observable in the market; instruments valued using the best information available, some of which is developed internally, considering the risk premium that a market participant would need.

The Financial Group considers the primary or the best market where the transaction can take place and the assumptions that a market participant would use to value the asset or liability. When possible, the Financial Group uses active markets and observable market prices for identical assets and liabilities. When the identical assets and liabilities are not negotiated in active markets, the Financial Group uses observable market information for similar assets and liabilities. However, certain assets and liabilities are not actively negotiated in observable markets, so the Financial Group has to use alternate valuation methods to measure fair value.

Many over the counter (“OTC”) contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Ask prices represent the lowest price that a party is willing to accept for an asset. For financial instruments whose inputs are based on bid-ask prices, the Financial Group does not require that the fair value estimate always be a predetermined point in the bid-ask range. The Financial Group’s policy is to allow for mid-market pricing and adjusting to the point within the bid-ask range that meets the Financial Group’s best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

Fair value for many OTC contracts is derived using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, commodity prices, equity prices, interest rate yield curves, credit curves, correlation, creditworthiness of the counterparty, option volatility and currency rates. In accordance with SFAS No. 157, the impact of the Financial Group’s own credit spreads is also considered when measuring the fair value of liabilities, including OTC derivative contracts. Where appropriate, valuation adjustments are made to account for various factors such as liquidity risk (bid-ask adjustments), credit quality and model uncertainty. These adjustments are subject to judgment, are applied on a consistent basis and are based upon observable inputs where available. The Financial Group generally subjects all valuations and models to a review process initially and on a periodic basis thereafter.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Financial Group’s own assumptions are set to reflect those that the Financial Group believes market participants would use in pricing the asset or liability at the measurement date.  As a result of adopting SFAS No. 157 in 2008, the Financial Group recorded a loss in its U.S. GAAP income statement as a result of adjusting the fair value of its financial instruments.

Below is a description of the valuation methods used for the instruments measured at fair value on a recurring basis, including the general classification of such instruments according to their fair value hierarchy.

Investments in securities

When reference prices are available in an active market, they are considered level 1 in the fair value hierarchy. If market price is not available or is available solely in inactive markets, fair value is estimated using valuation methods, prices established for other instruments with similar characteristics or using discounted cash flows that include assumptions prepared by management. This type of securities is classified in Level 2, and in the event the model includes assumptions prepared by management, the securities are classified in level 3, following the fair value hierarchy.

Derivative financial instruments

Derivatives quoted on stock exchanges whose fair value is based on quoted market prices are classified in fair value hierarchy level 1. However, for those derivative contracts quoted over the counter, their fair value is based on widely accepted valuation methods in the market using observable inputs that can be evidenced with information available in the market.  Such derivatives are classified in fair value hierarchy level 2.

INB put right

Under U.S. GAAP, the INB put right is recorded at fair value using a lattice model.  The Financial Group utilizes level 2 and level 3 inputs in order to determine its fair value.

The following fair value hierarchy table presents information regarding the Financial Group’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Fair value measurements as of December 31, 2008
	Quoted prices In active markets for identical instruments (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)		December 31, 2008 Fair value
Trading securities	Ps.	6,076	Ps.	—	Ps.	554	Ps.	6,630
Available for sale securities	11,480		—		242		11,722
Derivative asset position	—		8,168		—		8,168
Derivative liability position	—		(10,821)		—		(10,821)
INB put right	—		—		(937)		(937)

	Fair value measurements using significant unobservable inputs (Level 3) Securities
Beginning balance	Ps.	(30)
Total gains or losses (realized/unrealized)
Included in earnings (or changes in net assets)	(24)
Included in other comprehensive income	(87)
Ending balance	Ps.	(141)

The definition of fair value under U.S. GAAP, which is based on an exit price notion, differs from the definition established by Mexican Banking GAAP, which is based on a settlement price notion.  Therefore, the Financial Group has included a reconciling item in U.S. GAAP reconciliation as a result of adopting this new accounting pronouncement.

SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115” was issued in February 2007. SFAS No. 159, permits expanded use of fair value accounting but does not affect existing standards that require certain assets or liabilities to be carried at fair value. The objective of SFAS No. 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS No. 159, an entity may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  The Financial Group has not elected to measure any financial assets or financial liabilities at fair value which were not previously required to be measured at fair value.

SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” was issued in December 2007. SFAS No. 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary, including: (a) changes the way the consolidated balance sheet and consolidated income statement are presented; (b) establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in a change of control or deconsolidation; (c) requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated; and (d) requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners of a subsidiary. SFAS No. 160 must be applied prospectively but to apply the presentation and disclosure requirements must be applied retrospectively to provide comparability in the financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is prohibited. However, the Financial Group is in the process of determining the impact of adopting the accounting provisions of this new accounting principle on its consolidated financial position, results of operations and cash flows.

SFAS No. 141(R), Business Combinations, a replacement of FASB No. 141 was issued in December 2007. SFAS No. 141(R) requires (a) an entity to recognize 100% of the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at fair value as of the acquisition date; and (b) an acquirer in preacquisition periods to expense all acquisition-related costs, among various other modifications to SFAS No. 141. SFAS No. 141(R) also amends SFAS No. 109, “Accounting for Income Taxes”, to require that any reductions to an acquired entity’s valuation allowances on deferred taxes and acquired tax contingencies that occur after the measurement period be recorded as a component of income tax expense. SFAS No. 141(R) must be applied prospectively to all business combinations for which the acquisition date occurs during fiscal years beginning on or after December 15, 2008, with the exception of the amendments to SFAS No. 109, which will also be applied to business combinations with acquisition dates prior to the effective date of this standard. Early adoption is prohibited.  The impact of this standard is dependent upon the level of future acquisitions.

SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133” was issued in March 2008. SFAS No. 161 requires companies to provide qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of and gains and losses on derivative contracts, and details of credit-risk-related contingent features in their hedged positions. The statement also requires companies to disclose more information about the location and amounts of derivative instruments in financial statements; how derivatives and related hedges are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”; and how the hedges affect the entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for periods beginning after November 15, 2008.

FSP FAS No. 142-3, “Determination of the Useful Life of Intangible Assets”, was issued in April 2008. FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. The objective of the FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R). FSP FAS No. 142-3 is effective for fiscal years beginning after December 15, 2008. Early application is not permitted. The Financial Group is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position, results of operations and cash flows.

In January 2008, the FASB unveiled the FASB Accounting Standards Codification (the “Codification”) for a one-year verification period by constituents. While the Codification does not change U.S. GAAP, it does combine all authoritative accounting standards issued by bodies such as the FASB, AICPA, and EITF into a topically organized comprehensive online database. The Codification will (a) reduce the amount of time and effort required to solve an accounting research issue; (b) improve usability of the literature thereby mitigating the risk of noncompliance with the standard; (c) provide real-time updates as new standards are released; (d) assist the FASB with the research and convergence efforts required during the standard-setting process; and (e) become the authoritative source of literature for the completed XBRL taxonomy. The Codification does not represent authoritative guidance until after the verification period, at which time the Codification will supersede all existing accounting literature (other than guidance issued by the SEC). Such Codification will apply for calendar year companies beginning in 2009.

In January 2009, the Mexican Banking and Securities Commission published amendments to the Mexican Securities Law, making it compulsory for public entities (financial services entities such as the Financial Group are currently exempt under this requirement) to prepare and present their financial statements using International Financial Reporting Standards beginning 2012 (early adoption is permitted). The Financial Group could be required through the Gruma, S.A.B. de C.V. who holds an equity investment in its shares to prepare financial information in accordance with IFRS. Management is currently assessing the impact that this potential change would have on the Financial Group’s consolidated financial statements, and will continue to monitor the development of the potential implementation of IFRS.

* * * * *