Form 20-F
period 2009-12-31
GRUMA SAB DE CV
filed 2010-06-15
CIK 1053947

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………..

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

Rogelio Sanchez Calzada del Valle, 407 Ote. Colonia del Valle San Pedro Garza García, Nuevo León 66220, México Tel: (52) 81 8399-3312 Facsimile: (52 81) 8399-3359 Email: rsanchezm@gruma.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

None

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

i

PRESENTATION OF FINANCIAL INFORMATION

Gruma, S.A.B. de C.V. is a publicly held corporation (Sociedad Anónima Bursátil de Capital Variable) organized under the laws of the United Mexican States, or Mexico.

In this Annual Report on Form 20-F, references to “pesos” or “Ps.” are to Mexican pesos, references to “U.S. dollars,” “U.S.$,” “dollars” or “$” are to United States dollars and references to “bolívars” and “Bs.” are to the Venezuelan bolívar.  “We,” “our,” “us,” “our company,” “GRUMA” and similar expressions refer to Gruma, S.A.B. de C.V. and its consolidated subsidiaries, except when the reference is specifically to Gruma, S.A.B. de C.V. (parent company only) or the context otherwise requires.

This Annual Report contains our audited consolidated financial statements as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009.  The consolidated financial statements have been audited by PricewaterhouseCoopers, an independent registered public accounting firm.

We publish our financial statements in pesos and prepare our consolidated financial statements in accordance with the Normas de Información Financiera (Mexican Financial Reporting Standards or “MFRS”), which are accounting principles generally accepted in Mexico, issued by the Mexican Financial Reporting Standards Board (“CINIF”), and are commonly referred to as “Mexican FRS.”  Mexican FRS differ in certain significant respects from accounting principles generally accepted in the United States of America, commonly referred to as “U.S. GAAP.”  See Note 21 to our audited consolidated financial statements for information relating to the nature and effect of such differences and for a quantitative reconciliation of our consolidated net income and stockholders’ equity to U.S. GAAP.

As the Mexican economy experienced significant levels of inflation prior to 2000, we were required under Mexican accounting Bulletin B-10 “Accounting recognition of the effects of inflation on financial information”, in effect until December 31, 2007 to recognize the effects of inflation in our financial statements presenting our financial information in inflation adjusted monetary units to allow for more accurate comparisons of financial line items over time and to mitigate the distortive effects of inflation on our financial statements.  Unless otherwise indicated, all financial information in this Annual Report as of December 31, 2007, 2006 and 2005 has been restated in pesos of constant purchasing power as of December 31, 2007.

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

Starting January 1, 2008, we adopted the provisions contained in the new MFRS B-10 “Effects of Inflation,” which replaced Mexican accounting Bulletin B-10.  This standard establishes the guidelines for recognizing the effects of inflation based on the inflationary environment of the country.  According to the provisions of MFRS B-10, an inflationary environment is present when cumulative inflation of the three preceding years is 26 percent or more, in which case, the effects of inflation must be recognized in the financial statements.  Based on MFRS B-10, the economic environment in Mexico in 2008 and 2009 has been qualified as non-inflationary due to a cumulative inflation for the three years preceding the years ended December 31, 2009 and 2008 of 15.01% and 11.56%, respectively, and did not exceed 26%.  In addition, MFRS B-10 eliminated the replacement cost and specific indexation methods for inventories and fixed assets, respectively, and provided an option for the accounting treatment of the result from holding non-monetary assets recognized by an entity as accumulated other comprehensive income or loss under previous guidelines by either recycling this result from stockholders’ equity to income as it is realized, or reclassifying the outstanding balance of such result to retained earnings in the period in which this standard became effective.  The Company elected to reclassify to retained earnings the initial accumulated gain or loss from holding non-monetary assets.  Accordingly, the financial statements as of December 31, 2008 and 2009 have been prepared based on the modified historical cost model, as described in Note 2-E to our audited consolidated financial statements (that is, effects of transactions recognized as of December 31, 2007 are expressed in Mexican pesos of constant purchasing power at that date, and the effects of transactions that occurred after that date are expressed in nominal Mexican pesos), while prior periods are expressed in constant Mexican pesos, as of December 31, 2007.

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

When a non-Mexican subsidiary operates in an inflationary environment, we apply the actual inflation rate in the relevant country of each non-Mexican subsidiary and then translate the inflation-adjusted financial statements into pesos.  The figures for subsidiaries in Central America and Venezuela are restated to period-end constant local currencies following the provisions of MFRS B-10, applying the general consumer price index from the country in which the subsidiary operates.  Once figures are restated, they are converted to Mexican Pesos following the provisions of MFRS B-15, by applying the exchange rate in effect at the end of the period.  When a non-Mexican subsidiary operates in a noninflationary environment, following the provisions of MFRS B-15 the assets and liabilities are translated to Mexican pesos using the year-end exchange rate.  The stockholders’ equity as of December 31, 2007 were translated to Mexican pesos using the exchange rate at that date, whereas the transactions during 2008 and 2009 for our non-Mexican subsidiaries other than subsidiaries in Central America and Venezuela were translated by applying the exchange rate in effect at the dates on which the stockholders’ contributions were made and income was generated. Revenues, costs and expenses are translated using the historical average exchange rate.For a more detailed discussion of Mexican FRS inflation accounting methodologies, see “Item 5.  Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview of Accounting Presentation.”

Starting January 1, 2008, the Company began to include the statement of cash flows for the years ended December 31, 2008 and December 31, 2009, as part of the basic financial statements.  This financial statement presents cash inflows and outflows that show how cash is provided by, or used in, the business during the year, classified as operating, investing and financing activities.  The Company used the indirect method for the presentation of the statement of cash-flows, which presents earnings or losses before taxes, adjusted for the effects of operations of prior periods received or paid in the current period, and for operations in the current period that will be received or paid in the future.  For the year ended December 31, 2007, the statement of changes in financial position is presented separately as a basic financial statement, which classifies changes in financial position for operating, financing, and investing activities.  Pursuant to Mexican accounting Bulletin B-10, the latter financial statement was expressed in Mexican pesos of constant purchasing power of December 31, 2007.

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

ROUNDING

Certain figures included in this Annual Report have been rounded for ease of presentation.  Percentage figures included in this Annual Report have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding.  For this reason, percentage amounts in this Annual Report may vary from those obtained by performing the same calculations using the figures in our audited consolidated financial statements.  Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

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

ITEM 2.                             Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3.                             Key Information.

SELECTED FINANCIAL DATA

The following tables present our selected consolidated financial data as of and for each of the years indicated.  The data as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009 are derived from and should be read together with our audited consolidated financial statements included herein and “Item 5. Operating and Financial Review and Prospects.”

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

Since the accumulated inflation in Mexico for the three years ended December 31, 2008, 2007 and 2006 did not exceed 26%, the consolidated financial statements and the selected consolidated financial data as of December 31, 2008 and December 31, 2009 set forth below have been prepared based on the modified historical cost model, as described in Note 2-E to our audited consolidated financial statements.  The consolidated financial statements and the selected consolidated financial data as of December 31, 2007, 2006 and 2005 set forth below are expressed in constant Mexican pesos as of December 31, 2007, based on factors derived from the NCPI factors for domestic companies and General Consumer Price Index, or GCPI, factors for foreign subsidiaries.  See Note 2 to our audited consolidated financial statements.  Accordingly, the financial statements and information as of December 31, 2008 and December 31, 2009 have been prepared based on the modified historical cost model and may not be directly comparable to the information presented for prior periods.

	2005		2006		2007		2008		2009
	(thousands of Mexican pesos, except per share amounts)
Income Statement Data:
Mexican FRS:
Net sales	Ps.	29,346,074	Ps.	32,189,955	Ps.	35,816,046	Ps.	44,792,572	Ps.	50,489,048
Cost of sales	(19,166,333)		(20,975,201)		(24,192,290)		(30,236,597)		(33,100,107)
Gross profit	10,179,741		11,214,754		11,623,756		14,555,975		17,388,941
Selling, general and administrative expenses	(8,459,679)		(9,342,921)		(9,749,888)		(11,288,995)		(13,581,969)
Operating income	1,720,062		1,871,833		1,873,868		3,266,980		3,806,972
Other (expenses) income, net	(176,755)		(49,112)		555,743		(181,368)		(150,439)
Comprehensive financing result:
Interest expense	(628,345)		(602,315)		(683,578)		(823,702)		(1,449,601)
(Loss) gain in derivative financial instruments	—		(146,693)		155,456		(15,056,799)		(543,123)
Interest income	58,706		82,012		64,357		90,399		95,155
Monetary position gain, net	331,120		336,552		558,509		446,720		209,493
Foreign exchange gain (loss), net	(56,323)		(19,363)		72,129		255,530		755,188
Total comprehensive financing result	(294,842)		(349,807)		166,873		(15,087,852)		(932,888)
Equity in earnings of associated companies	684,844		643,318		707,835		618,476		495,045
Income (loss) before income tax, cumulative effect of change in accounting principle and noncontrolling interest	1,933,309		2,116,232		3,304,319		(11,383,764)		3,218,690
Income tax (current and deferred)	(406,995)		(432,170)		(925,710)		(434,695)		(1,108,346)
Cumulative effect of change in accounting principle	(59,545)		—		—		—		—
Noncontrolling interest	(162,076)		(82,937)		(145,288)		(521,299)		(581,424)
Majority net income (loss)	1,304,693		1,601,125		2,233,321		(12,339,758)		1,528,920
Per share data(1):
Income (loss) before cumulative effect of change in accounting principle	3.02		3.34		4.63		(21.84)		2.71
Cumulative effect of change in accounting principle	(0.13)		—		—		—		—
Majority net income (loss) per share	2.89		3.34		4.63		(21.84)		2.71
U.S. GAAP:
Net sales	28,578,636		31,530,165		35,427,207		44,381,012		49,034,395
Operating income	1,515,292		1,272,683		1,655,824		3,171,353		4,020,016
Net income (loss)	1,285,503		1,502,867		2,107,762		(11,778,940)		1,545,565

	2005	2006	2007	2008	2009
	(thousands of Mexican pesos, except per share amounts)
Per share data(1):
Net income (loss) per share	2.85	3.13	4.37	(20.85)	2.74

	2005	2006	2007	2008	2009
	(thousands of Mexican pesos, except per share amounts and operating data)
Balance Sheet Data (at period end):
Mexican FRS:
Property, plant and equipment, net	15,119,019	15,563,733	16,274,447	20,653,274	19,958,405
Total assets	29,455,279	31,752,401	33,910,702	44,434,677	43,966,515
Short-term debt(2)	565,685	926,920	941,073	2,418,560	2,203,392
Long-term debt(2)	7,035,856	5,886,297	6,913,173	11,728,068	20,039,868
Derivative financial instruments	—	—	25,557	11,472,292	11,935
Total liabilities	13,946,499	13,850,150	15,333,503	35,153,127	32,154,952
Capital stock	16,965,083	18,158,922	18,120,976	9,116,663	6,972,425
Total stockholders’ equity(3)	15,508,778	17,902,251	18,577,199	9,281,550	11,811,563
U.S. GAAP:
Total assets	28,373,924	31,038,108	33,880,390	44,324,382	42,808,031
Long-term debt	7,043,108	5,924,119	6,913,173	11,728,068	20,039,868
Capital stock	16,864,840	18,058,698	18,020,752	9,016,439	9,016,439
Total stockholders’ equity (4)	14,505,097	17,086,146	18,145,723	9,678,726	10,946,163

Other Financial Information:
Mexican FRS:
Capital expenditures	2,259,276	2,144,056	2,222,903	2,696,744	1,168,663
Depreciation and amortization	1,221,689	1,262,299	1,178,797	1,410,420	1,648,446
Net cash provided by (used in) (5):
Operating activities	—	—	—	2,212,996	5,167,798
Financing activities	—	—	—	1,410,811	(3,609,027)
Investing activities	—	—	—	(2,958,202)	(960,052)
U.S. GAAP:
Depreciation and amortization	1,174,020	1,241,875	1,158,976	1,405,704	1,534,657
Net cash provided by (used in):
Operating activities	1,519,036	1,661,269	(177,314)	1,655,480	4,137,042
Investing activities	(1,875,175)	(1,465,231)	(558,997)	(3,103,859)	(702,933)
Financing activities	217,354	82,273	627,108	2,143,425	(2,795,169)

Operating Data:
Sales volume (thousands of tons):
Gruma Corporation (corn flour, tortillas and other)(5)	1,275	1,327	1,329	1,337	1,296
GIMSA (corn flour, tortillas and other)(6)	1,582	1,734	1,753	1,818	1,874
Gruma Venezuela (corn flour, wheat flour and other)	480	486	480	465	459
Molinera de México (wheat flour)	474	477	488	494	508
Gruma Centroamérica (corn flour and other)(7)	178	212	220	213	208
Production capacity (thousands of tons):
Gruma Corporation (corn flour and tortillas)	1,661	2,021	2,063	2,093	2,096
GIMSA (corn flour, tortillas and other)(7)	2,801	2,797	2,954	2,954	2,846
Gruma Venezuela (corn flour, wheat flour and other)(8)	764	764	808	823	909
Molinera de México (wheat flour)	801	801	894	894	894
Gruma Centroamérica (corn flour and other)	264	266	319	307	307
Number of employees	16,582	18,124	18,767	19,060	19,093

(1) Based upon weighted average of outstanding shares of our common stock (in thousands), as follows:  451,446 shares for the year ended December 31, 2005; 480,007 shares for the year ended December 31, 2006; 482,506 shares for the year ended December 31, 2007; 564,853 for the year ended December 31, 2008; and 563,651 shares for the year ended December 31, 2009.  Each of our American Depositary Shares represents four Series B Common Shares.

(2) Short-term debt consists of bank loans and the current portion of long-term debt.  Long-term debt consists of debentures and bank loans.

(3) Total stockholders’ equity includes noncontrolling interests as follows:  Ps.3,148 million at December 31, 2005; Ps.3,069 million at December 31, 2006; Ps.2,882 million at December 31, 2007; Ps.3,642 million at December 31, 2008; and Ps.4,110 million at December 31, 2009.

(4) Under U.S. GAAP, starting January 1, 2009, the Company adopted the provisions contained in the FASB’s revised standard on accounting for noncontrolling interests.  Therefore, the Company reclassified noncontrolling interest to a separate component of stockholders’ equity.  This reclassification applies retrospectively to all periods.  This practice is consistent with Mexican FRS.  Total stockholders’ equity under U.S. GAAP includes noncontrolling interests as follows: Ps.3,202 million at December 31, 2005; Ps.3,156 million at December 31, 2006; Ps.3,029 million at December 31, 2007; Ps.3,762 million at December 31, 2008; and Ps.4,052 million at December 31, 2009.

(5) Through December 31, 2007, under MFRS, the changes in financial position for operating, financing and investing activities were presented through the statement of changes in financial position. On January 1, 2008, MFRS B-2 “statement of cash flows” became efective on a prospective basis. Due to the adoption of MFRS B-2,  cash flows information for 2008 and 2009  is not directly comparable to 2007 and prior years. Therefore, the Company has included only the statement of cash flows for the years ended December 31, 2009 and 2008. See Note 2 to our audited consolidated financial statements for further details regarding this change.

(6) Net of intercompany transactions.

(7) Includes 347 thousand tons of temporarily idled production capacity at December 31, 2009.

(8) Includes 71 thousand tons of temporarily idled production capacity at December 31, 2009.

Dividends

Our ability to pay dividends may be limited by Mexican law, our estatutos sociales, or bylaws, and by financial covenants contained in some of our credit agreements.  Because we are a holding company with no significant operations of our own, we have distributable profits to pay dividends to the extent that we receive dividends from our subsidiaries.  Accordingly, there can be no assurance that we will pay dividends or of the amount of any such dividends.  See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

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

The ability of our subsidiaries to make distributions to us is limited by the laws of each country in which they were incorporated and by their constitutive documents.  For example, our ability to repatriate dividends from Gruma Venezuela may be adversely affected by exchange controls and other recent events.  See “Item 3.  Key Information—Risk Factors—Risks Related to Venezuela—Venezuela Presents Significant Economic Uncertainty and Political Risk.”  In the case of Gruma Corporation, our principal U.S. subsidiary, its ability to pay dividends is subject to financial covenants contained in some of its debt agreements, including covenants which limit the amount of dividend payments.  Upon the occurrence of any default or event of default under these credit agreements, Gruma Corporation generally is prohibited from paying dividends in cash.  See “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

During 2009 and 2008 we did not pay any dividends to shareholders.  During 2007 and 2006, we paid dividends to shareholders, in nominal terms, of Ps.410 million and Ps.410 million, respectively.  In pesos of constant purchasing power as of December 31, 2007, the dividends paid or payable to shareholders in 2007 and 2006 amounted to Ps.424 million and Ps.440 million, respectively.

Exchange Rate Information

Mexico has had a free market for foreign exchange since 1994.  Prior to December 1994, the Banco de México, or Mexican Central Bank, kept the peso-U.S. dollar exchange rate within a range prescribed by the government through intervention in the foreign exchange market.  In December 1994, the government suspended intervention by the Mexican Central Bank and allowed the peso to float freely against the U.S. dollar.  The peso declined during the period from 1994 through 1998, at times in response to events outside of Mexico, but was relatively stable in 1999, 2000 and 2001.  In late 2001 and early 2002, the Mexican peso appreciated considerably against the U.S. dollar and, to a greater extent, against other foreign currencies.  From the second quarter of 2002 and until the end of 2003, the Mexican peso depreciated in value.  From the beginning of 2004 to August 2008, the Mexican peso was relatively stable, ranging from Ps.9.92 to Ps.11.63.  Commencing on October 1, 2008 to March 2, 2009, the Mexican peso depreciated in value from Ps.10.97 to Ps.15.40.  From March 2009 to the end of March 2010, the Mexican peso appreciated in value from Ps.15.40 to Ps.12.30.  There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate in the future.  See “—Risk Factors—Risks Related to Mexico—Devaluations of the Mexican Peso Affect our Financial Performance.”

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar.  The rates have not been restated in constant currency units.  Unless otherwise indicated, we have translated U.S. dollar amounts in this annual report at the exchange rate of Ps.13.07 to U.S.$1.00, which was the buying rate published by Banco de México, expressed in pesos per U.S. dollar, on December 31, 2009.

	Noon Buying Rate (Ps. Per U.S.$)
Year	High (1)	Low (1)	Average (2)	Period End
2005	11.4110	10.4135	10.8940	10.6275
2006	11.4600	10.4315	10.9056	10.7995
2007	11.2692	10.6670	10.9277	10.9169
2008	13.9350	9.9166	11.1415	13.8320
2009	15.4060	12.6318	13.4970	13.0576
December 2009	13.0775	12.6318	12.8622	13.0576
January 2010	13.0285	12.6500	12.8096	13.0285
February 2010	13.1940	12.7575	12.9396	12.7575
March 2010	12.7411	12.3005	12.5673	12.3005
April 2010	12.4135	12.1556	12.2396	12.2281
May 2010	13.1398	12.2656	12.7262	12.8633
June 2010(3)	12.9195	12.7534	12.8486	12.8825

(1) Rates shown are the actual low and high, on a day-by-day basis for each period.

(2) Average of month-end rates.

(3) Through June 4, 2010.

On June 4, 2010, the noon buying rate for pesos was Ps. 12.8825 to U.S.$1.00.

RISK FACTORS

Risks Related to Our Company

Our Substantial Indebtedness could Adversely Affect our Business and, Consequently, our Ability to Pay Interest and Repay our Indebtedness

In 2009, in connection with the termination of our foreign exchange derivative obligations, the Company entered into loan agreements for approximately U.S.$737 million dollars and at December 31, 2009, we had total outstanding long-term debt aggregating approximately Ps.20,039.9 million (approximately U.S.$1,533.3 million).  Our significant debt service requirements may adversely affect our ability to finance future operations, make acquisitions and capital expenditures, compete effectively against better-capitalized competitors and withstand downturns in our business.  Our level of indebtedness could increase our vulnerability to adverse general economic and industry conditions, including increases in interest rates, increases in prices of raw materials, foreign currency exchange rate fluctuations and market volatility.  Our ability to make scheduled payments on and refinance our indebtedness when due depends on, and is subject to, several factors, including our financial and operating performance, which is subject to prevailing economic conditions and financial, business and other factors, the availability of financing in the Mexican and international banking and capital markets, and our ability to sell assets and implement operating improvements.

Our level of debt could adversely affect our business in a number of ways, including but not limited to, the following:

•                                          because we have to dedicate a substantial portion of our cash flow from operations to the payment of interest and principal on our debt, we have less cash available for other purposes including the payment of dividends;

•                                          our ability to obtain additional debt financing;

•                                          our ability to invest in capital expenditures projects; and

•                                          we could be placed at a competitive disadvantage by our limited flexibility to react to changes in the industry and economic conditions since our financial resources are dedicated to paying interest and principal on our debt instead of expanding or improving our business.  As a result, we could lose market share and experience lower sales, which could have a material adverse effect on our financial condition, results of operations and liquidity.

We may not be able to borrow additional indebtedness unless, at the time of incurrence, we satisfy certain financial covenants and other conditions.  Pursuant to the financial covenants in our loan agreements, we have agreed not to incur any additional indebtedness, other than certain indebtedness not in excess of certain permitted amounts and certain other limited permitted debt exceptions.  If we cannot obtain adequate funding on favorable terms or at all, our business, operating results and financial condition would be adversely affected.  See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

We May Not Be Able to Comply with Covenants in the Debt Instruments Governing a Substantial Portion of our Indebtedness

We are required to comply with certain financial covenants and other covenants including limitations on our ability to pay dividends, make certain investments, merge or consolidate with other companies, sell or pledge assets and incur additional indebtedness and are subject to various events of default under such instruments, including breaches of covenants, cross-defaults under our other debt instruments, monetary judgments, certain expropriations, insolvency proceedings and change of control.  The restrictions on our debt instruments could:

•                                          limit our flexibility to adjust to changes in our business and the industries in which we operate; and

•                                          limit our ability to fund future operations, acquisitions or meet extraordinary capital needs.

We Expect to Pay Interest and Principal on our Dollar-Denominated Debt with Revenues Generated in Pesos or other Currencies, as We Will Not Generate Sufficient Revenue in Dollars from our Operations

We have approximately 75% of our outstanding debt denominated in dollars as of March 31, 2010.  This debt will have to be serviced by funds generated from sales by our subsidiaries.  We do not generate sufficient revenues in dollars from our operations to service the entire amount of our expected dollar denominated debt.  Consequently, we anticipate having to use revenues generated in pesos or other currencies to service our dollar denominated debt.  A devaluation of the peso or other currencies against the dollar could adversely affect our ability to service our debt.  Even though we intend to mitigate this risk with foreign currency hedges, we are exposed to such foreign currency exchange fluctuations and we cannot assure you that market hedges will be available at favorable terms to us, if at all.  Fluctuations in exchange rates may result from changes in economic conditions, investor sentiment, monetary and fiscal policies, the liquidity of global markets, international and regional political events, and acts of war or terrorism.

We May be Adversely Affected by Increases in Interest Rates

Interest rate risk exists primarily with respect to our floating-rate peso denominated debt, which generally bears interest based on the Mexican equilibrium interbank interest rate, which we refer to as the “TIIE.”  In addition, we have additional interest rate risk with respect to floating-rate dollar-denominated debt, which generally bears interest based on the London interbank offered rate, which we refer to as “LIBOR.” We have significant exposure to exchange rate fluctuation owing to our floating-rate peso and dollar-denominated debt.  As a result, if the TIIE or LIBOR rates increase significantly, our ability to service our debt may be adversely affected.

Downgrades of Our Debt May Increase Our Financing Costs or Otherwise Adversely Affect Us or Our Stock Price

Our long-term corporate credit rating and our senior unsecured perpetual bond are rated “B+” by Standard & Poor’s Ratings Services (“Standard & Poor’s”).  Our Foreign Currency Long-Term Issuer Default Rating and our

Local Currency Long-Term Issuer Default Rating are rated “B+” by Fitch Ratings (“Fitch”).  Our U.S.$300 million perpetual bond is rated “BB-” by Fitch Ratings.  These ratings reflect the additional leverage on GRUMA’s capital structure from the termination of GRUMA’s foreign exchange derivative positions and the subsequent conversion of the realized losses into debt.

On February 1, 2008, Standard & Poor’s placed our long-term corporate credit rating and our senior unsecured perpetual bond on Credit Watch with negative implications.  On March 12, 2008, Standard & Poor’s removed the Credit Watch with negative implications based on the Company’s intention to use part of the proceeds of a proposed May 2008 rights offering to repay debt, which improved our debt ratios.  On October 13, 2008, Standard and Poor’s reduced our long-term corporate credit rating and the credit rating on our senior unsecured perpetual bond from “BBB-” to “BB”, and placed the ratings on Credit Watch with negative implications.  On November 11, 2008, Standard and Poor’s reduced the rating again from “BB” to “B+” continuing the Credit Watch with negative implications.  On July 28, 2009, Standard and Poor’s affirmed the rating of “B+” with negative implications.  On December 16, 2009, Standard and Poor’s affirmed its rating of “B+” and removed the ratings from Credit Watch with negative implications to a stable outlook following its appraisal of GRUMA’s financial situation under its new capital structure, its financial policies and operating performance. We continue to have a B+ rating with a stable outlook.  On October 13, 2008, Fitch reduced the ratings to “BB+” from “BBB-” while placing GRUMA on Rating Watch Negative.  On April 2, 2009, Fitch reduced its ratings again to “B+” from “BB+” and removed all ratings from Rating Watch Negative to Stable.  On May 18, 2010, Fitch affirmed its ratings of “B+” with a stable outlook following action taken in respect of GRUMA’s Venezuelan assets by the government of Venezuela.  See “—Risks Related to Venezuela—One of our Subsidiaries in Venezuela is Currently Involved in Expropriation Proceedings and our Remaining Subsidiary in Venezuela is Subject to Expropriation,” and “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

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

Fluctuations in the Cost and Availability of Corn, Wheat and Wheat Flour May Affect Our Financial Performance

Our financial performance may be affected by the price and availability of corn, wheat and wheat flour as each of these raw materials represented 33%, 15% and 5%, respectively, of our cost of sales in 2009.  Mexican and world markets have experienced periods of either over-supply or shortage of corn and wheat, some of which have caused adverse effects on our results of operations.  In recent years, there has been substantial volatility and increases in the price of corn, partly due to the demand for corn-based ethanol in the U.S., which increased our cost of corn and negatively affected our financial condition and results of operation.  Also, there have been increases in the price of wheat, driven by negative weather conditions in certain regions of the world and increased demand worldwide, especially from emerging countries. However, during 2009, prices of corn and wheat declined significantly from their peak in 2008.  We believe that the demand and price for corn will increase over the long term in connection with the expected rising demand for bio-fuel and manufacture of corn-based ethanol.

To manage these price risks, we regularly monitor our risk tolerance and evaluate the possibility of using derivative instruments to hedge our exposure to commodity prices.  We currently hedge against fluctuations in the costs of corn and wheat using futures and options contracts according to the Company’s risk management policy, but remain exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments.  In addition, if corn or wheat prices decrease below the levels specified in our various hedging agreements, we would lose the value of a decline in these prices.

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

Increases in the Cost of Energy Could Affect Our Profitability

We use a significant amount of electricity, natural gas and other energy sources to operate our corn and wheat flour mills and processing ovens for the manufacture of tortillas and related products at our domestic and international facilities.  In addition, considerable amounts of diesel fuel are used in connection with the distribution of our products.  The cost of energy sources may fluctuate widely due to economic and political conditions, government policy and regulation, war, weather conditions or other unforeseen circumstances.  An increase in the price of fuel and other energy sources would increase our operating costs and, therefore, could affect our profitability.

The Presence of Genetically Modified Corn in Our Products, Which is Not Approved for Human Consumption, May Have a Negative Impact on Our Results of Operations

As we do not grow our own corn, we are required to buy it from various producers in the United States, Mexico and elsewhere.  Although we only buy corn from farmers and grain elevators who agree to supply us with approved varieties of corn and we have developed a protocol in all our operations with the exception of Venezuela to test and monitor our corn for certain strains of bacteria and chemicals that have not been approved for human consumption, we may unwittingly buy genetically modified corn that is not approved for human consumption, and use such raw materials in the manufacture of our products.  This may result in costly recalls, subject us to lawsuits, and may have a negative impact on our results of operations.

In the past, various allegations have been made, mostly in the United States and the European Union, that genetically modified foods are unsafe for human consumption, pose risks of damage to the environment and create legal, social and ethical dilemmas.  Some countries, particularly in the European Union, as well as Australia and some countries in Asia, have instituted a partial limitation on the import of grain produced from genetically modified seeds.  Some countries have imposed labeling requirements and traceability obligations on genetically modified agricultural and food products, which may affect the acceptance of these products.  To the extent that we may unknowingly buy or may be perceived to be a seller of products manufactured with genetically modified corn not approved for human consumption, this may have a significant negative impact on our financial condition and results of operation.

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

•                                          limitations in the repatriation, nationalization or governmental seizure of our assets, including cash;

•                                          direct or indirect expropriation of our international assets;

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

In addition, we have recently expanded our operations to China, Malaysia, Australia, England and Ukraine.  Our presence in these and other markets could present us with new and unanticipated operational challenges.  For example, we may encounter labor restrictions or shortages and currency conversion obstacles, or be required to comply with stringent local governmental and environmental regulations.  Any of these factors could increase our operating expenses and decrease our profitability.

We Face Risks Related to Health Epidemics and Other Outbreaks

Our business could be adversely affected by the effects of the avian flu, severe acute respiratory syndrome (SARS), Influenza A(H1N1) or another pandemic or outbreak.  In April 2009, an outbreak of Influenza A(H1N1) occurred in Mexico, United States and Canada spreading to over 74 countries worldwide, including the countries where we operate our business.  Any prolonged occurrence or recurrence of avian flu, SARS, Influenza A(H1N1) or other adverse public health developments in the countries where we operate may have an adverse effect on our business operations.  Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our facilities, which could disrupt our operations, and a general economic slowdown.  Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations.

Our Business May Be Adversely Impacted By Risks Related to Our Currency Derivatives Trading Activities

From time to time, we enter into currency derivative transactions, pursuant to the Company’s risk management policy, that cover varying periods of time and have varying pricing provisions.  We may incur unrealized losses in connection with potential changes in the value of our derivative instruments as a result of changes in economic conditions, investor sentiment, monetary and fiscal policies, the liquidity of global markets, international and regional political events, and acts of war or terrorism.  See “Item 11.  Quantitative and Qualitative Disclosures About Market Risk,” “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources,” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Rate Risk.”

We Cannot Predict the Impact that Changing Climate Conditions, Including Legal, Regulatory and Social Responses Thereto, May Have on Our Business

Various scientists, environmentalists, international organizations, regulators and other commentators believe that global climate change has added, and will continue to add, to the unpredictability, frequency and severity of natural disasters (including, but not limited to, hurricanes, tornadoes, freezes, other storms and fires) in certain parts of the world.  In response to this belief, a number of legal and regulatory measures as well as social initiatives have been introduced in an effort to reduce greenhouse gas and other carbon emissions which some believe may be chief contributors to global climate change. We cannot predict the impact that changing climate conditions, if any, will have on our results of operations or our financial condition. Moreover, we cannot predict how legal, regulatory and social responses to concerns about global climate change will impact our business in the future.

Our Business and Operations May Be Adversely Affected by the Current Global Economic Crisis

The recent global economic crisis has adversely affected the economy in the United States, Europe and many other parts of the world, including Mexico, and the slow-down has been exacerbated by the recent global crisis in the financial services and credit markets, which has resulted in significant volatility and dislocation in the global capital markets.  These risks are exacerbated by concerns over the levels of public debt of, and the weakness of the economies in, Italy, the Republic of Ireland, Greece, Portugal, and Spain, in particular.  It is uncertain how long the effects of the global economic crisis will continue and how much of an impact it will have on the global economy in general, or the economies in which we operate in particular, and whether slowing economic growth in any such countries could result in our customers’ reducing their spending.  As a result, we may need to lower the prices of certain of our products and services in order to maintain the attractiveness of our products and services, which could lead to reduced turnover and profit.  If economic conditions do not improve, our business, results of operations and financial condition could be materially adversely affected.  The adverse impact of this downturn on some of our customers may lead to a further decline in demand for our products.  If this were to occur, it could harm our business, results of operations and financial condition and lead to a drop in the trading price of our shares.

Risks Related to Mexico

Our Results of Operations Could Be Affected by Economic Conditions in Mexico

We are a Mexican company with 39% of our consolidated assets located in Mexico and 27% of our consolidated net sales derived from our Mexican operations as of and for the year ended December 31, 2009.  As a result, Mexican economic conditions could impact our results of operations.

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

Mexico has experienced a prolonged period of slow growth since 2001, primarily as a result of the downturn in the U.S. economy.  The Mexican economy grew by 3.2% in 2005, by 4.9% in 2006, by 3.3% in 2007 and by 1.5% in 2008.  For 2009, the Mexican economy contracted by 6.5%.  In the first quarter of 2010, the Mexican economy grew by 4.3%.

Developments and trends in the world economy affecting Mexico may have a material adverse effect on our financial condition and results of operations.  The Mexican economy is tightly connected to the U.S. economy through international trade (approximately 85 percent of Mexican exports are directed to the United States), international remittances (billions of dollars from Mexican workers in the United States are the country’s second-largest source of foreign exchange), foreign direct investment (approximately 50 percent of Mexican foreign direct investment comes from U.S.-based investors), and financial markets (the U.S. and Mexican financial systems are highly integrated).  As the U.S. economy contracts, U.S. citizens consume fewer Mexican imports, Mexican workers in the United States send less money to Mexico, U.S. firms with businesses in Mexico make fewer investments, U.S.-owned banks in Mexico make fewer loans, and the quality of U.S. financial assets held in Mexico deteriorates.  Moreover, the collapse in confidence in the U.S. economy may spread to other economies closely connected to it, including Mexico’s.  The result may be a potentially deep and protracted recession in Mexico.  If the Mexican economy falls into a deep and protracted recession, or if inflation and interest rates increase, consumer purchasing power may decrease and, as a result, demand for our products may decrease.  In addition, a recession could affect our operations to the extent we are unable to reduce our costs and expenses in response to falling demand.

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

Following the election in 2006 of Felipe Calderón Hinojosa, of the political party Partido Acción Nacional (“PAN”), the Mexican Congress became politically divided, as the PAN does not have majority control.  Elections for the Mexican Senate and House of Representatives and for the governorship of certain states took place on July 5, 2009, giving the Partido Revolucionario Institucional (“PRI”), a relative majority of the legislature.  The lack of alignment between the legislature and the President could result in political uncertainty, or deadlock and prevent the timely implementation of political and economic reforms, which in turn could have a material adverse effect on Mexico’s economic situation and on our business.

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

In 2008, the Mexican government created a program to support the corn flour industry (Programa de Apoyo a la Industria de la Harina de Maíz or PROHARINA).  This program aimed to mitigate the impact of the rise in international corn prices through price supports designed to aid the consumer and provided through the corn flour industry.  However, the Mexican government cancelled the PROHARINA program in December 2009.  As a result of the cancellation of this program by the Mexican government in December of 2009, we were required to increase the prices of our products to reflect such additional costs.  In addition, there can be no assurance that we will maintain our eligibility for other programs similar to PROHARINA that may be implemented, or that the Mexican government will not institute price controls or other actions on the products we sell, which could adversely affect our financial condition and results of operations.  See “Item 4.  Information on the Company—Regulation—Corn Flour Consumer Aid Program.”

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

Devaluations of the Mexican Peso May Affect our Financial Performance

Since we do not generate sufficient revenue in dollars from our operations, we anticipate having  to pay interest and principal on our dollar-denominated debt with revenues generated in pesos or other currencies.  Furthermore, because we have significant international operations, we remain exposed to foreign exchange risks that could affect our ability to meet our obligations and result in foreign exchange losses on our dollar-denominated obligations.  We posted a net foreign exchange gain of Ps.72 million in 2007, a gain of Ps.256 million in 2008 and a gain of Ps.755 million in 2009.  Major devaluation or depreciation of the Mexican peso may limit our ability to transfer or to convert such currency into U.S. dollars for the purpose of making timely payments of interest and principal on our indebtedness.  The Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico.  The government could, however, institute restrictive exchange rate policies in the future.

High Levels of Inflation and High Interest Rates in Mexico Could Adversely Affect the Business Climate in Mexico and our Financial Condition and Results of Operations

Mexico has experienced high levels of inflation in the past.  The annual rate of inflation, as measured by changes in the NCPI, was 3.76% for 2007 6.53% for 2008 and 3.57% for 2009.  From January through March 2010, the inflation rate was 2.39%.  On May 5, 2010, the 28-day CETES rate was 4.49%.  While the substantial part of our debt is dollar-denominated at this time, high interest rates in Mexico may adversely affect the business climate in Mexico generally and our financing costs in the future and thus our financial condition and results of operations.

Developments in Other Countries Could Adversely Affect the Mexican Economy, the Market Value of Our Securities and Our Results of Operations

The Mexican economy may be, to varying degrees, affected by economic and market conditions in other countries.  Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers.  In recent years, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States.  Accordingly, the slow recovery of the economy in the United States, and the uncertainty of the impact it could have on the general economic conditions in Mexico and the United States could have a significant adverse effect on our businesses and results of operations.  See “—Our Results of Operations Could Be Affected by Economic Conditions in Mexico,” and “—Risks Related to the United States—Unfavorable General Economic Conditions in the United States Could Negatively Impact Our Financial Performance.”  In addition, economic crises in Asia, Russia, Brazil, Argentina and other emerging market countries have adversely affected the Mexican economy in the past.

Our financial performance may also be significantly affected by general economic, political and social conditions in the emerging markets where we operate, particularly Mexico, Venezuela and Asia.  Many countries in Latin America, including Mexico and Venezuela, have suffered significant economic, political and social crises in the past, and these events may occur again in the future.  See also “—Risks Related to Venezuela—Venezuela Presents Significant Economic Uncertainty and Political Risk.”  Instability in Latin America has been caused by many different factors, including:

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

We cannot assure you that the events in other emerging market countries, in the United States, Europe, or elsewhere will not adversely affect our business, financial condition and results of operations.

You May Be Unable to Enforce Judgments Against Us in Mexican Courts

We are a Mexican publicly held corporation (Sociedad Anónima Bursátil de Capital Variable).  Most of our directors and executive officers are residents of Mexico, and a significant portion of the assets of our directors and executive officers, and a significant portion of our assets, are located in Mexico.  You may experience difficulty in effecting service of process upon our company or our directors and executive officers in the United States, or, more generally, outside of Mexico and in enforcing civil judgments of non-Mexican courts in Mexico, including judgments predicated on civil liability under U.S. federal securities laws, against us, or our directors and executive officers.  We have been advised by our General Counsel that there is doubt as to the enforceability of original actions in Mexican courts of liabilities predicated solely on the U.S. federal securities laws.

Risks Related to Venezuela

One of our Subsidiaries in Venezuela is Currently Involved in Expropriation Proceedings and our Remaining Subsidiary in Venezuela is Subject to Expropriation

Since 2006, the Government of Venezuela has undertaken efforts to nationalize and/or expropriate foreign and local-owned companies in key industries such as financial services, oil and gas, steel, hospitality, retail (including supermarkets), electricity distribution, telecommunications and cement.  In some cases, the Government of Venezuela’s actions have resulted in expropriation of business and private enterprises without fair and just compensation, which has led to prolonged and costly legal disputes.  In certain industries, the Government of Venezuela has expropriated foreign companies and created joint ventures, or “mixed enterprises” between private enterprises and state-owned companies.  We do not maintain insurance for the risk of expropriation of our investments.

On May 12, 2010, the Venezuelan government issued decree number 7.394, published in the Official Gazette of Venezuela (the “Expropriation Decree”), announcing the forced acquisition of all goods, movables and real estate of our Venezuelan subsidiary Molinos Nacionales, C.A., or MONACA (the “MONACA Expropriation”).  Pursuant to the Expropriation Decree, the government of Venezuela has instructed government officials to undertake the necessary actions to execute the MONACA Expropriation.  As of the date of this annual report, the Venezuelan government has not yet taken operational or managerial control of MONACA.  Pending the resolution of our negotiations with the government of Venezuela, MONACA continues to operate in the ordinary course of business.  The Company and the Venezuelan government are in preliminary negotiations to determine the compensation to be paid for the expropriated assets.  We are participating in these negotiations with a view to obtaining just and reasonable compensation for the assets subject to the MONACA Expropriation.  However, we cannot assure you that these negotiations will be successful.   At this preliminary stage, we are unable to estimate the likely range of potential recovery or determine what position Venezuela will take in these negotiations and the difficulties of collection, among other matters.

Additionally, the People’s Defense Institute for the Access of Goods and Services of Venezuela (INDEPABIS) has also initiated an investigation of our Venezuelan subsidiary, Derivados de Maíz Seleccionado, C.A. (“DEMASECA”), and issued an order authorizing the temporary occupation and operation of DEMASECA for a period of 90 calendar days from May 25, 2010.  DEMASECA continues to operate in the ordinary course of business.  We cannot assure you that the government of Venezuela will not continue to expropriate our remaining operations in Venezuela.

We reserve and will continue to reserve the right to seek full compensation for any and all expropriated assets and investments under all applicable legal regimes, including investment treaties and customary international law.  GRUMA’s interest in MONACA is held through Valores Mundiales, S.L., a company organized under the laws of the Kingdom of Spain.  Venezuela and Spain are parties to a bilateral investment treaty (the “Investment Treaty”).  Under the Investment Treaty, companies subject to expropriation are entitled to certain rights, including the right to arbitrate disputes before the International Centre for Settlement of Investment Disputes (“ICSID”) in Washington, D.C.

While the ultimate outcome of this matter is presently uncertain, it is reasonably possible that the expropriation may result in a loss of control of the Company’s Venezuelan business. However, at this time, we cannot predict the results of any proceedings related to the Expropriation Decree, whether we are likely to prevail in such proceedings, or the ramifications that costly and prolonged legal disputes could have on our results of operations or financial position.  As a result, the net impact of this matter on the Company’s consolidated financial results cannot be reasonably estimated.  See Note 20-B to our consolidated financial statements.

Venezuela Presents Significant Economic Uncertainty and Political Risk

Our operations in Venezuela through MONACA and DEMASECA accounted for approximately 18% of our net sales in 2009.  In recent years, political and social instability has prevailed in Venezuela.  This unrest presents a risk to our operations in Venezuela which cannot be controlled or accurately measured or estimated.

In recent years, Venezuelan authorities have imposed foreign exchange and price controls that apply to products such as corn flour and wheat flour, which have limited our ability to increase our prices in order to compensate for higher costs in raw materials and to convert bolívars into other currencies and transfer funds out of Venezuela.  Pursuant to the foreign exchange controls, the purchase and sale of foreign currency is required to be made at an official rate of exchange, as determined by the Venezuelan government (the “Official Rate”).  In addition, U.S. dollars may be acquired in order to settle certain U.S. dollar-denominated debt incurred pursuant to imports and royalty agreements, and for payment of dividends, capital gains, interest payments or private debt only after proper submission and approval by the Foreign Exchange Administration Board (CADIVI).  In October of 2005, the Venezuelan Government enacted the Criminal Exchange Law that provided for an exemption for the purchase and sale of securities.  This exemption has resulted in the creation of a parallel foreign currency exchange market through which companies may obtain foreign currency without submitting such a request to the CADIVI for approval.  The average rate of exchange in the parallel market is variable, and may differ significantly from the official rate.  Publicly available quotes do not exist for the foreign exchange rates in this parallel market, but such rates may be obtained from brokers or by other means.

In addition, as described in Note 20 to our consolidated financial statements, the Venezuelan government devalued its currency and established a two tier exchange structure on January 11, 2010. As a result of the devaluation and based on the Company’s foreign currency position as of December 31, 2009 and management interpretations, the estimated financial effect for those items that management expects will be settled using the new exchange rates will be an increase of  the monetary assets denominated in foreign currency (other than bolívars) of Bs.8,083 and an estimated increase of the monetary liabilities denominated in foreign currency (other than bolívars) of Bs.29,674, resulting in an estimated net exchange loss of Bs.21,592, which was recognized in January of 2010.  At December 31, 2009, our investments in certain debt instruments generate income, after taking into account the new exchange rate, of Bs.4,383, which was also recognized in January 2010. Additionally, the conversion of the financial position and results of operations of our Venezuelan subsidiaries will result in a decrease of approximately 50% of the value in Mexican pesos of these subsidiaries for consolidation purposes  We cannot guarantee that the Venezuelan government will not impose price controls, devalue its currency or make similar decisions in the future.

Additionally, our Venezuelan operations could be adversely affected since, among other reasons:  (i) 100% of the sales of our operations in Venezuela are denominated in bolívars; (ii) Gruma Venezuela produces products that are subject to price controls; (iii) part of Gruma Venezuela’s sales depend on centralized government procurement policies for its social welfare programs; (iv) we may have difficulties repatriating dividends from Gruma Venezuela, as well as importing some of its requirements for raw materials as a result of the exchange controls, and; (v) Gruma Venezuela may face increasing costs in some of our raw materials due to the implementation of import tariffs.

Risks Related to the United States

Unfavorable General Economic Conditions in the United States Could Negatively Impact Our Financial Performance

Net sales in the U.S. constituted approximately 47% of our total sales in 2009.  Unfavorable general economic conditions, such as the current recession and economic slowdown in the United States could negatively affect the affordability of and consumer demand for some of our products.  Under difficult economic conditions, consumers may seek to forego purchases of our products or, if available, shift to lower-priced products offered by other companies.  Softer consumer demand for our products in the United States or in other major markets could reduce our profitability and could negatively affect our financial performance.

Additionally, as the retail grocery trade continues to consolidate and our retail customers grow larger, they could demand lower pricing and increased promotional programs.  Also, our dependence on sales to certain retail customers could increase.  There is a risk that we will not be able to maintain our U.S. profit margin in this environment.

Demand for our products in Mexico may also be disproportionately affected by the performance of the United States economy.  See also “—Risks Related to Mexico—Our Results of Operations Could Be Affected by Economic Conditions in Mexico.”

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

We Have Significant Transactions With Affiliates That Could Create Potential Conflicts of Interest

As of December 31, 2009, we held approximately 8.8% of the capital stock of Grupo Financiero Banorte, S.A.B. de C.V. or GFNorte, a Mexican financial institution.  In the normal course of business, we may obtain financing from GFNorte’s subsidiaries at market rates and terms.  For the past seven and one-half years, the highest outstanding loan amount was Ps.162 million (in nominal terms) with an interest rate of 8.9% in December 2003.  As of December 31, 2009 there were no outstanding loan amounts with GFNorte’s subsidiaries.

We purchase some of our inventory ingredients from our shareholder and associate Archer-Daniels-Midland Company, or Archer-Daniels-Midland, at market rates and terms.  During 2007, 2008 and 2009, we purchased U.S.$133 million, U.S.$183 million and U.S.$159 million of inventory ingredients, respectively, from Archer-Daniels-Midland.  Transactions with affiliates may create the potential for conflicts of interest.  See “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions.”

Exchange Rate Fluctuations May Affect the Value of Our Shares

Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar value of an investment in our shares and of dividend and other distribution payments on those shares.  See “Item 3.  Key Information—Selected Financial Data—Exchange Rate Information” and “Item 11.  Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Rate Risk.”

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

Our Controlling Shareholder Exerts Substantial Control Over Our Company

As of April 29, 2010, Roberto González Barrera and his family controlled approximately 54.56% of our outstanding shares.  See “Item 10.  Additional Information—Bylaws—Changes in Capital Stock.”  Consequently, Mr. González Barrera and his family have the power to elect the majority of our directors and to determine the outcome of most actions requiring approval of our stockholders, including the declaration of dividends.  The interests of Mr. González Barrera and his family may differ from those of our other shareholders.  Mr. González Barrera and his family’s holdings are described under “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders.”

Mr. González Barrera has pledged and may be required to further pledge part of his shares in us to secure some of his borrowings.  If there is a default and the lenders enforce their rights against any or all of these shares, Mr. González Barrera and his family could lose control over us and a change of control could result.  In addition, a change of control could trigger a default in some of our credit agreements and have a material adverse effect upon our business, financial condition, results of operations and prospects.  For more information about this pledge, see “Item 7.  Major Shareholders and Related Party Transactions.”

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

Archer-Daniels-Midland owns, directly or indirectly, a 40% interest in our subsidiary, Molinera de México, S.A. de C.V., or Molinera de México, and a 20% interest in our subsidiary, Azteca Milling, L.P., or Azteca Milling.  Additionally, Archer-Daniels-Midland owns a 3% indirect interest in Molinos Nacionales, C.A., or MONACA and a 3% indirect interest in Derivados de Maíz Seleccionado, C.A. or DEMASECA.  For more information, please see “Item 4.  Information on the Company—Business Overview—Gruma Venezuela.”  These subsidiaries account for 38% of our revenue.  Although we own a majority ownership interest in each of Azteca Milling and Molinera de México, we are required to obtain the consent and cooperation of Archer-Daniels-Midland with respect to certain matters in order to increase our capital expenditures and to implement and expand upon our business strategies in respect of such subsidiaries.

We cannot assure you that our relationships with Archer-Daniels-Midland will be harmonious and successful.  Disagreements with Archer-Daniels-Midland could affect the execution of our strategy and, as a result, we may be placed at a competitive disadvantage.

Our Antitakeover Protections May Deter Potential Acquirors

Certain provisions of our bylaws could make it substantially more difficult for a third party to acquire control of us.  These provisions in our bylaws may discourage certain types of transactions involving the acquisition of our securities.  These provisions could discourage transactions in which our shareholders might otherwise receive a premium for their shares over the then current market price.  Holders of our securities who acquire shares in violation of these provisions will not be able to vote, or receive dividends, distributions or other rights in respect of, these securities and would be obligated to pay us a penalty.  For a description of these provisions, see “Item 10.  Additional Information—Bylaws—Other Provisions—Antitakeover Protections.”

We Are a Holding Company and Depend Upon Dividends and Other Funds From Subsidiaries to Service Our Debt

We are a holding company with no significant assets other than the shares of our subsidiaries.  As a result, our ability to meet our debt service obligations depends primarily on the dividends received from our subsidiaries.  Under Mexican law, companies may only pay dividends:

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

In addition, Gruma Corporation is subject to covenants in some of its debt agreements which require the maintenance of specified financial ratios and balances and, upon an event of default, prohibit the payment of cash dividends.  For additional information concerning these restrictions on inter-company transfers, see “Item 3.  Key

Information—Selected Financial Data—Dividends” and “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

We own approximately 83% of the outstanding shares of Grupo Industrial Maseca, S.A.B. de C.V., or GIMSA, 73% of MONACA, 57% of DEMASECA, 80% of Azteca Milling, L.P. (through Gruma Corporation), 60% of Molinera de México, S.A. de C.V. and, as of December 31, 2009, 8.8% of GFNorte. Accordingly, we are entitled to receive only our pro rata share of any of these subsidiaries’ dividends.

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

We were founded in 1949, when Roberto González Barrera, the Chairman of our board of directors started producing and selling corn flour in Northeastern Mexico as an alternative raw material for producing tortillas.  Prior to our founding, all corn tortillas were made using a rudimentary process.  We believe that the preparation of tortillas using the corn flour method presents advantages, including greater efficiency and higher quality, which makes tortillas consistent and readily available.  The corn flour process has been a significant impetus for growth, resulting in expanding corn flour and tortilla production and sales throughout Mexico, the United States, Central America, Venezuela, Europe, Asia and Oceania.  In addition, we have diversified our product mix to include wheat flour in Mexico and Venezuela.

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

The following are some significant historical highlights:

•                                          In 1949, Roberto González Barrera and a group of predecessor Mexican corporations founded GIMSA, which is engaged principally in the production, distribution and sale of corn flour in Mexico.

•                                          In 1972, we entered the Central American market with our first operation in Costa Rica.  Today, we have operations in Costa Rica, Guatemala, Honduras, El Salvador and Nicaragua, as well as Ecuador, which we include as part of our Central American operations.

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

•                                          From 2001 to 2003, as a result of a comprehensive review of our business portfolio and our focus on our core businesses, we sold our bread business, under the Breddy brand.

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

•                                          In 2007, we entered into a contract to sell a 40% stake in MONACA to our former partner in DEMASECA.  In conjunction with this transaction, we also agreed to purchase an additional 10% ownership interest in DEMASECA from our former partner. We also purchased the remaining 49% ownership interest in Nuova De Franceschi & Figli, a corn flour company based in Italy, in which we previously held a 51% ownership interest.  In addition, we made major investments in capacity expansions and upgrades in Gruma Corporation, started the construction of a new tortilla plant in Epping, Australia for Gruma Asia and Oceania, and expanded two of GIMSA’s plants.

•                                          In 2008, most of our capital expenditures were applied to Gruma Corporation for the construction of a tortilla plant in southern California and capacity expansions at existing facilities, and to Gruma Asia and Oceania for the construction of a tortilla plant in Epping, Australia.

•                                          In 2009, major capital expenditures were applied to capacity expansions and upgrades in Gruma Corporation and GIMSA, the completion of a tortilla plant in California and the construction of a wheat mill in Venezuela.

•                                          In 2010, major capital expenditures have been applied to general manufacturing upgrades in Gruma Corporation and the acquisition of Altera I and Altera II, the leading producer of corn grits in Ukraine.

ORGANIZATIONAL STRUCTURE

We are a holding company and conduct our operations through subsidiaries.  The table below sets forth our principal subsidiaries as of December 31, 2009.

Name of Company	Principal Markets	Jurisdiction of Incorporation	Percentage Owned(1)	Products/ Services

Mexican Operations

Grupo Industrial Maseca, S.A.B. de C.V. (“GIMSA”)	Mexico	Mexico	83%	Corn flour, Wheat flour, Other

Molinera de México, S.A. de C.V. (“Molinera de México”) (2)	Mexico	Mexico	60%	Wheat flour, Other

U.S. and Europe Operations(3)

Gruma Corporation	United States and Europe	Nevada	100%	Packaged tortillas, Other tortilla related products, Corn flour, Other

Azteca Milling, LP.(4)	United States	Texas	80%	Corn flour

Central American Operations(5)

Gruma de Guatemala, S.A., Derivados de Maiz Alimenticio, S.A., Industrializadora y Comercializadora de Palmito, S.A., Derivados de Maiz de Guatemala, S.A., Tortimasa, S.A., Derivados de Maiz de El Salvador, S.A., Derivados de Maiz de Honduras, S.A, and Maiz Industrializado De Centroamerica, S.A. (“Gruma Centroamerica”)	Costa Rica, Honduras, Guatemala, El Salvador, Nicaragua, Ecuador	Costa Rica, Honduras, Guatemala, El Salvador, Nicaragua, Ecuador	100%	Corn flour, Packaged tortillas, Snacks, Hearts of palm, Rice

Venezuelan Operations(6)

Molinos Nacionales, C.A. (“MONACA”) (7)	Venezuela	Venezuela	73%	Corn flour, Wheat flour, Other products
Derivados de Maíz Seleccionado, C.A. (“DEMASECA”) (7)	Venezuela	Venezuela	57%	Corn flour

Other Subsidiaries

Mission Foods (Shanghai) Co. Ltd., Gruma Oceania Pty. Ltd., and Mission Foods (Malaysia) Sdn. Bhd. (“Gruma Asia and Oceania”)	Asia and Oceania	China, Malaysia and Australia	100%	Packaged tortillas, Chips, Other products

Productos y Distribuidora Azteca, S.A. de C.V. (“PRODISA”)	Mexico	Mexico	100%	Packaged tortillas, Other related products

Investigación de Tecnología Avanzada, S.A. de C.V. (“INTASA”)	Mexico	Mexico	100%	Construction, Technology and Equipment operations

(1)  Percentage of equity capital owned by us directly or indirectly through subsidiaries.

(2)  Archer-Daniels-Midland indirectly holds the remaining 40% interest.

(3)  Since 2007, the Asia and Oceania operations have been presented as a separate business unit from Gruma Corporation.

(4)  Archer-Daniels-Midland indirectly holds the remaining 20% interest.

(5)  As part of a corporate restructuring of our Central American operations, on January 1, 2009, all subsidiaries of Gruma Centroamérica, LLC were transferred to Gruma International Foods, S.L.

(6)  Together these subsidiaries are referred to as “Gruma Venezuela.”

(7)  Archer-Daniels-Midland holds a 3% indirect interest in both companies and Banco Interacciones, S.A. Trust No. 6460 holds a 24.14% indirect interest in MONACA and 40% in DEMASECA.  See “Item 3.  Key Information—Risk Factors—Risks Related to Venezuela—One of our Subsidiaries in Venezuela is Currently Involved in Expropriation Proceedings and our Remaining Subsidiary in Venezuela is Subject to Expropriation,” “—Risks Related to Our Controlling Shareholders and Capital Structure—Archer-Daniels-Midland, Our Strategic Partner, Has Influence Over Some Corporate Decisions; Our Relationship With Archer-Daniels-Midland Could Become Adverse and Hurt Our Performance,” and “Item 10.  Additional Information—Material Contracts—Archer-Daniels-Midland.”

Our subsidiaries accounted for the following percentages and amount of our net sales in millions of pesos for the years ended December 31, 2007, 2008 and 2009.

	Year ended December 31,
	2007			2008			2009
	In Millions of Pesos		Percentage of Net Sales	In Millions of Pesos		Percentage of Net Sales	In Millions of Pesos		Percentage of Net Sales
Gruma Corporation	Ps.	17,406	49%	Ps.	19,356	43%	Ps.	23,567	47%
GIMSA	9,012		25	9,142		20	10,348		20
Gruma Venezuela	3,862		11	8,727		19	9,025		18
Molinera de México	2,694		7	3,598		8	3,484		7
Gruma Centroamérica	2,076		6	2,949		7	2,777		6
Others and eliminations	766		2	1,021		3	1,288		2
Total	Ps.	35,816	100	Ps.	44,793	100	Ps.	50,489	100

Association with Archer-Daniels-Midland

We entered into an association with Archer-Daniels-Midland in September 1996.  Archer-Daniels-Midland is one of the world’s largest agricultural processors and traders.  Through our partnership we have improved our position in the U.S. corn flour market and gained an immediate presence in the Mexican wheat flour market.

As a result of this association, we and Archer-Daniels-Midland combined our U.S. corn flour operations to form Azteca Milling, L.P., a limited partnership in which we hold indirectly, 80% and Archer-Daniels-Midland holds indirectly, 20%.  We and Archer-Daniels-Midland agreed to produce and distribute corn flour in the United States through Azteca Milling.  In addition, we acquired 60% of the capital stock of Archer-Daniels-Midland’s wholly-owned Mexican wheat milling operations, Molinera de México, S.A. de C.V. Archer-Daniels-Midland retained the remaining 40%.  We and Archer-Daniels-Midland agreed to produce and distribute wheat flour in Mexico through Molinera de México.  As part of this agreement, we also received U.S.$258.0 million in cash and gained exclusivity rights from Archer-Daniels-Midland in specified corn flour and wheat flour markets.  In return, Archer-Daniels-Midland received 74,696,314 of our then newly issued shares, which represented at that time approximately 22% of our total outstanding shares and the right to designate two of the 15 members of our board of directors and their corresponding alternates.  Currently, Archer-Daniels-Midland owns, directly and indirectly, approximately 23.22% of our outstanding shares and, indirectly, a combined 3% stake in MONACA and DEMASECA.  See “Item 3. Key Information—Risk Factors—Risks Related to Our Controlling Shareholders and Capital Structure—Archer-Daniels-Midland, Our Strategic Partner, Has Influence Over Some Corporate Decisions; Our Relationship With Archer-Daniels-Midland Could Become Adverse and Hurt Our Performance” and “Item 10.  Additional Information—Material Contracts—Archer-Daniels-Midland.”

Capital Expenditures

Our capital expenditure program continues to be primarily focused on our core businesses and markets.  Capital expenditures for 2007, 2008 and 2009 were U.S.$204 million, U.S.$235 million and U.S.$87 million, respectively.  Our capital expenditures include investments in property, plant and equipment, acquisitions of new plants and brands and capital investments.  Major capital expenditures in 2007 were focused on expanding and upgrading capacity at Gruma Corporation, capacity expansions at GIMSA and Gruma Centroamérica, and the construction of a tortilla plant in Australia.  During 2008, GRUMA’s capital expenditures totaled U.S.$235 million, most of which were applied to the construction of tortilla plants in California and Australia, capacity expansions and upgrades in Gruma Corporation.  During 2009, our capital expenditures totaled U.S.$86.9 million, most of which was applied to capacity expansions and upgrades in Gruma Corporation and GIMSA, the completion of a tortilla plant in California and the construction of a wheat mill in Venezuela.

In light of the increase in our debt resulting from losses on derivative instruments during 2009, we anticipate that our capital expenditures during 2010 will be oriented exclusively to the most material projects and therefore will be lower than what we have invested in recent years.  See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”  We have budgeted approximately U.S.$98 million for capital expenditures in 2010, which we intend to use mainly for upgrades at existing plants in Gruma Corporation and GIMSA, including approximately U.S.$18 million which were budgeted for capital expenditures in Gruma Venezuela and expected to be paid for with funds generated from our Venezuelan operations.  We anticipate financing these expenditures throughout the year through internally generated funds.  This capital expenditures budget does not include any potential acquisitions.  During the first quarter of 2010, we spent approximately U.S.$11 million on capital expenditures which were applied mainly to general manufacturing upgrades in Gruma Corporation.  U.S.$2.2 million were applied to capital expenditures in Gruma Venezuela during the first quarter of 2010.  In addition, on April 13, 2010, we acquired Altera I and Altera II, the leading producer of corn grits in Ukraine for U.S.$9 million.

The following table sets forth the aggregate amount of our capital expenditures during the periods indicated.

	Year ended December 31,
	2007(1)	2008(2)	2009
	(in millions of U.S. dollars)
Gruma Corporation	$96.1	$120.7	$30.9
GIMSA	23.6	12.2	22.6
Gruma Venezuela	6.7	22.0	22.8
Molinera de México	3.6	3.4	3.4
Gruma Centroamérica	13.1	23.6	3.7
Others and eliminations	60.5	53.4	3.5
Total consolidated	$203.6	$235.3	$86.9

(1) Amounts in respect of some of the capital expenditures were paid for in currencies other than the U.S. dollar.  These amounts were translated into U.S. dollars at the exchange rate in effect at the end of each year on which a given capital expenditure was made.  As a result, U.S. dollar amounts presented in the table above may not be comparable to data contained elsewhere in this Annual Report, which is expressed on the basis of the peso/dollar exchange rate as of December 31, 2009, unless otherwise specified.

(2) These amounts were translated into U.S. dollars at the exchange rate in effect at the end of each month on which a given capital expenditure was made.  As a result, U.S. dollar amounts presented in the table above may not be comparable to data contained elsewhere in this Annual Report, which is expressed on the basis of the peso/dollar exchange rate as of December 31, 2009, unless otherwise specified.

For more information on capital expenditures for each subsidiary, please see the sections entitled “Operation and Capital Expenditures” under the relevant sections below.

BUSINESS OVERVIEW

We believe we are one of the largest corn flour and tortilla producers and distributors in the world based on revenue and sales volume.  We also believe we are one of the leading producers and distributors of corn flour and tortillas in the United States, one of the leading producers of corn flour and wheat flour in Mexico, and one of the leading producers of corn flour and wheat flour in Venezuela based on revenue and sales volume.  We believe that we are also one of the largest producers of corn flour and tortillas in Central America, and one of the largest tortilla producers in Europe, Asia and Oceania, based upon revenue and sales volume.

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

The following table sets forth our revenues by geographic market for years ended December 31, 2007, 2008 and 2009.

	Year ended December 31,
	2007		2008		2009
	(in millions of pesos)
United States and Europe	Ps.	17,403	Ps.	19,332	Ps.	23,523
Mexico	11,652		12,784		13,844
Venezuela	3,862		8,727		9,025
Central America	2,076		2,949		2,777
Asia and Oceania	823		1,001		1,320
Total	Ps.	35,816	Ps.	44,793	Ps.	50,489

Strategy

Our strategy for growth is to focus on our core business—corn flour, tortilla, and wheat flour production—and to capitalize upon our leading positions in the corn flour and tortilla industries.  We have taken advantage of the increasing popularity of Mexican food and, more importantly, tortillas, in the U.S., European and Asia and Oceania markets.  We have also taken advantage from the adoption of tortillas by the U.S. general market and by Europeans for the preparation of different recipes other than Mexican food, and from the flexibility of our wraps and new product concepts we have launched such as low-fat, carb-balance and multigrain.  Our strategy includes the following key elements:

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

Continue the Process of Establishing Gruma Corporation’s MISSION® and GUERRERO® Tortilla Brands as the First and Second National Brands in the United States:  We intend to achieve this by increasing our efforts at building brand name recognition, and by further expanding and utilizing Gruma Corporation’s distribution network, first in Gruma Corporation’s existing markets, where we believe there is potential for further growth, and second, in regions where Gruma Corporation currently does not have a significant presence but where we believe strong demand for tortillas already exists.

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

In September 1996, we combined our U.S. corn flour milling operations with Archer-Daniels-Midland’s corn flour milling operations into a newly formed limited partnership, known as Azteca Milling, L.P., in which Gruma Corporation holds an 80% interest.  See “Item 10.  Additional Information—Material Contracts.”

During 2000, Gruma Corporation opened its first European tortilla plant in England, initiating our entry into the European market.  During 2004 Gruma Corporation concluded two small acquisitions in Europe, a tortilla plant in Holland and a 51% ownership of a corn flour plant in Italy in an effort to strengthen our presence in that region.  During 2006, Gruma Corporation acquired a company in England, which we believe will allow us to expand our product portfolio with new types of flat breads.  In addition, Gruma Corporation also purchased the remaining 49% ownership interest in Nuova De Franceschi & Figli, a corn flour company based in Italy, in which we previously held a 51% ownership interest.  In April of 2010, we acquired 100% of the share capital of Altera I and Altera II, the leading producer of corn grits in Ukraine for U.S.$9 million.  We believe that this acquisition in eastern Europe will enable GRUMA to continue its growth strategy in emerging markets while securing future corn supply in that region.

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

We anticipate continued growth in the U.S. market for corn flour, tortillas, and related products.  We believe that the growing consumption of Mexican-style foods by non-Hispanics will continue to increase demand for tortillas and tortilla related products, particularly flour tortillas.  Also influential is the fact that tortillas are no longer solely used as ingredients in Mexican food; for example, the use of tortillas for wraps, which will continue to increase demand for tortillas.  Growth in recent years in the corn flour market is attributable to this increase of corn tortilla and tortilla chip consumption in the U.S. market as well as the conversion of tortilla and tortilla chip producers from the wet corn dough process to our dry corn flour method, the increase of Hispanic population, the consumption of tortillas and tortilla chips by the general consumer market, and stronger and increased distribution.

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

Operation and Capital Expenditures.  Annual total production capacity for Gruma Corporation is estimated at 2.1 million metric tons as of December 31, 2009, with an average utilization of 75% in 2009.  The average size of our plants measured in square meters is approximately 9,700 (about 105,000 square feet) as of December 31, 2009.  Capital expenditures for the past three years were U.S.$248 million, mostly for expansion and upgrades of existing facilities and the construction of a new tortilla plant in southern California.   In April of 2010, Gruma Internationl Foods acquired 100% of the share capital of Altera I and Altera II, the leading producer of corn grits in Ukraine for U.S.$9 million.  We believe that this acquisition in eastern Europe will enable GRUMA to continue its growth strategy in emerging markets while securing future corn supply in that region.  Gruma Corporation’s capital expenditures projected for 2010 will be approximately U.S.$39 million for maintenance of existing facilities and  manufacturing and technology upgrades.  These budgeted capital expenditures do not include any potential acquisitions.  Mission Foods produces its packaged tortillas and other related products at 18 manufacturing facilities worldwide.  Sixteen of these facilities are located in large population centers throughout the United States.  During the first quarter of 2009, Mission Foods closed three manufacturing facilities located in Las Vegas, Ft. Worth and El Paso.  Mission Foods has shifted production to other plants to achieve savings in overhead costs.  Mission Foods will consider reopening the Las Vegas and/or Ft. Worth plants should market demands require additional capacity.  During 2009, Mission Foods completed construction of an additional plant in Los Angeles, California that began production during 2010.  During the first quarter of 2010, Mission Foods closed an additional manufacturing facility located in Phoenix, Arizona.  Outside the United States, Mission Foods has two plants in England and one plant in The Netherlands.

Mission Foods is committed to offering the best quality products to its customers and uses the American Institute of Baking (AIB) food safety standards to measure and ensure food compliance with this commitment.  AIB is a corporation founded in 1919 by the North American wholesale and retail baking industries that is dedicated to protecting the safety of the food supply chain.  All of the Mission Foods manufacturing facilities worldwide have earned either a superior or excellent category rating from the AIB.  Most of Mission Foods’ U.S. plants have earned the AIB’s highest award, the combined AIB-HAACP certification, with the exception of the recently acquired plants in  Minnesota and California.  We anticipate these plants will complete their HAACP certification during the next year.  Besides the AIB, Mission Foods plants are regularly evaluated by other third party organizations, including the British Retail Consortium as well as customers.  Our plants in England and The Netherlands are also evaluated by other third party organizations such as the AIB, International Food Standards and British Retail Consortium.

Azteca Milling produces corn flour at six plants located in Amarillo, Edinburg and Plainview, Texas; Evansville, Indiana; Henderson, Kentucky; and Madera, California.  Gruma Corporation also produces corn flour at a plant in Ceggia, Italy.  The majority of our plants are located within important corn growing areas.  Due to Azteca Milling’s manufacturing practices and processes, we are the only corn milling company to achieve ISO 9002 certification as well as certification by the American Institute of Baking.  All six facilities located in the U.S. have achieved ISO 9002 certification.  Our corn flour plant in Italy has both AIB and International Food Standards certifications.

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

Raw Materials.  Corn is the principal raw material used in the production of corn flour, which is purchased from local producers.  Azteca Milling buys corn only from farmers and grain elevators that agree to supply varieties of corn approved for human consumption.  Azteca Milling tests and monitors its raw material purchases for corn not approved for human consumption, for certain strains of bacteria, fungi metabolites and chemicals.  In addition, Azteca Milling applies certain testing protocols to incoming raw materials to identify genetically modified products not approved for human consumption.

Because corn prices tend to be somewhat volatile, Azteca Milling engages in a variety of hedging activities in connection with the purchase of its corn supplies, including the purchase of corn futures contracts.  In so doing, Azteca Milling attempts to assure corn availability approximately 12 months in advance of harvest time and guard against price volatility approximately six months in advance.  The Texas Panhandle currently is the single largest source of food-grade corn.  Azteca Milling is also involved in short-term contracts for corn procurement with many corn suppliers.  Where suppliers fail to deliver, Azteca Milling can easily access the spot markets.  Azteca Milling does not anticipate any difficulties in securing adequate corn supplies in the future.

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

GIMSA—Corn Flour Operation

Principal Products.  GIMSA produces, distributes and sells corn flour in Mexico, which is then used in the preparation of tortillas and other related products.  Pursuant to the acquisition of Agroinsa in 2005, GIMSA also produces wheat flour and other related products.

In 2009, GIMSA had net sales of Ps.10,348 million.  We believe GIMSA is one of the largest corn flour producers in Mexico.  GIMSA estimates that its corn flour is used in one third of the corn tortillas consumed in Mexico.  It sells corn flour in Mexico mainly under the brand name MASECA®.  MASECA®, a standard fine-textured, white corn flour is a ready-mixed corn flour that becomes a dough when water is added.  This corn dough can then be pressed to an appropriate thickness, cut to shape and cooked to produce tortillas and similar food products.

GIMSA produces over 40 varieties of corn flour for the manufacture of different food products which are developed to meet the requirements of our different types of customers according to the kind of tortillas they produce and markets they serve.  It sells corn flour to tortilla and tortilla chip manufacturers as well as in the retail market.  GIMSA’s principal corn flour product is MASECA®.

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

The following table sets forth GIMSA’s bulk and retail sales volume of corn flour, tortilla sales volume and other products for the periods indicated.

	Year Ended December 31,
	2007		2008		2009
	Tons	%	Tons	%	Tons	%
Corn Flour
Bulk	1,352,109	77	1,417,550	78	1,451,014	77
Retail	265,825	15	268,091	15	289,731	15
Tortillas	3,710	—	—	—	—	—
Other	131,716	8	131,930	7	133,556	7
Total	1,753,360	100	1,817,571	100	1,874,301	100

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

We believe the preparation of tortillas using the dry corn flour method possesses several advantages over the traditional method.  This traditional method is a rudimentary practice requiring more energy, time and labor because it involves cooking the corn in water and with lime, milling the cooked corn, creating and shaping the dough, and then making tortillas from that dough.  We pioneered the dry corn flour method in which we mill the raw corn in our facilities into corn flour.  Tortilla producers and consumers, once they acquire the corn flour, may then simply add water to transform the flour into wet dough to produce tortillas.  Our internal studies show that the dry corn flour method consumes less water, electricity, fuel and labor.  We estimate that one kilogram of corn processed through the corn flour method yields more tortillas on average than a similar amount of corn processed using the traditional method.  Corn flour is also transported more easily and under better sanitary conditions than wet corn dough and has a shelf life of approximately three months, compared with one or two days for wet corn dough.  The market for wet corn dough is limited due to the perishable nature of the product, restricting sales of most wet corn dough producers to their immediate geographic areas.  Additionally, the corn flour’s longer shelf life makes it easier for consumers in rural areas, where tortillerías are relatively scarce, to produce their own tortillas.

We believe in the benefits of our dry corn flour method and also believe that we have substantial opportunities for growth by encouraging a transition to our method.  Corn flour is primarily used to produce corn tortillas, a principal staple of the Mexican diet.  The tortilla industry is one of the largest industries in Mexico as tortillas constitute the single largest component of Mexico’s food industry.  However, there is still reluctance to abandon the traditional practice, particularly in central and southern Mexico, because corn dough producers and/or tortilla producers using the traditional method incur lower expenses by working in an informal economy.  Additionally, such producers are generally not required to comply with environmental regulations, which also represent savings for them.  To the extent regulations in Mexico are enforced and we and our competitors are on the same footing, we expect to benefit from these developments.

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

In recent years, GIMSA’s capital expenditures were primarily used to update technology and corn flour production processes and to a lesser extent for acquisitions.  In 2006, GIMSA began capacity expansions at its Mérida and Mexicali plants.  GIMSA spent U.S.$58 million, for these purposes from 2007 to 2009.  GIMSA currently projects total capital expenditures during 2010 of approximately U.S.$20 million, which will be used primarily for upgrading production equipment and acquiring transportation equipment.  As of December 31, 2009, on average, the size of our plants measured in square meters was approximately 20,315 (approximately 218,700 square feet).

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

Raw Materials.  Corn is the principal raw material required for the production of corn flour, and constituted approximately 62% of GIMSA’s cost of sales for 2009.  We purchase corn primarily from Mexican growers and grain elevators, and from world markets at international prices under import permits granted by the Mexican government.  All of our domestic corn purchases are made on a spot basis pursuant to short-term contractual arrangements, some of which are in the form of oral agreements entered into at the beginning of the harvest.  Compañía Nacional Almacenadora, S.A. de C.V., a subsidiary of GIMSA, contracts for and purchases the corn, and also monitors, selects, handles and ships the corn.

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

Traditionally, domestic corn prices in Mexico tend to be higher than those abroad, and typically follow trends in the international market only when corn prices are increasing.  During most periods, the price at which GIMSA purchases corn depends on the price of corn in the international market.  As a result, corn prices are sometimes unstable and volatile.  For more information regarding the government’s effect on corn prices, see “Item 4.  Information on the Company—Regulation.”

Since the end of 2006, the price of corn set by the Chicago Board of Trade and the average price of Mexican corn increased dramatically due to a number of factors, including the increased use of corn in the manufacture of ethanol, a substitute for gasoline, as well as other bio-fuels.  Consequently, the price of corn flour and corn tortillas, the main food staple in Mexico, increased due to such increases in international and domestic prices of corn.  In order to stabilize the price of tortillas and provide Mexican families with a consistent supply of corn, corn flour and tortillas at a reasonable price, the Mexican government promoted two agreements among the various parties involved in the corn-corn flour-tortilla production chain.  The first agreement was effective from January 15, 2007 through April 30, 2007.  On April 25, 2007, the Mexican government announced a second agreement that extended the provisions of the first agreement through August 15, 2007.  The term of the second agreement was extended subsequently through December 31, 2007.  Although the second agreement expired at the end of 2007, the parties to that agreement voluntarily continued to operate under its terms until October 2008.

Upon the expiration of the abovementioned agreements, the Mexican government created a program to support the corn flour industry (Programa de Apoyo a la Industria de la Harina de Maíz or PROHARINA) published in October of 2008.  This program aimed to mitigate the impact of the rise in international corn prices through price supports provided through the corn flour industry designed to aid the consumer.  The total amount of subsidized funds allotted to the Company by the Mexican government under this program in 2009 totaled Ps.1,465 million.  The Mexican government cancelled the PROHARINA program in December 2009.  As a result of the cancellation of this program, we were required to increase the prices of our products to reflect such additional costs.    There can be no assurance that we will maintain our eligibility for other programs like PROHARINA subsidies, or that the Mexican government will not institute price controls or other actions on the products we sell, which could adversely affect our financial condition and results of operations.  See “Item 4. Information on the Company—Regulation—Corn Flour Consumer Aid Program.”

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

Molinera de México—Wheat Flour Operation

Principal Products.  In 1996, in connection with our association with Archer-Daniels-Midland, we entered the wheat milling market in Mexico by acquiring a 60% ownership interest in Archer-Daniels-Midland’s wheat flour operation, Molinera de México.  See “Item 10.  Additional Information—Material Contracts.”  Molinera’s main product is wheat flour, although it also sells wheat bran and other byproducts.  Our wheat flour brands are REPOSADA®, PODEROSA® and SELECTA®, among others.

Sales and Marketing.  In 2009, approximately 88% of Molinera’s wheat flour production was sold in bulk and 12% was sold for the retail segment.  Most of the bulk sales are made to thousands of bakeries and, to a lesser extent, to cookie and pasta manufacturers.  Most of the retail sales are made to large supermarkets and wholesalers throughout Mexico.  Through wholesalers, our products are distributed to small grocery stores.

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

Competition and Market Position.  We believe that we are one of Mexico’s largest wheat flour producers based on revenues and sales volume.  Molinera de México competes with many small wheat flour producers.  We believe the wheat flour industry is highly fragmented and estimate that there are about 90 participants.  Our main competitors are Altex, Trimex, Tablex, La Espiga, Elizondo, and Anáhuac.

Operations and Capital Expenditures.  We own and operate nine wheat flour plants, including one of which we hold only a 40% ownership interest.  The facilities’ average utilization is estimated at 77% for 2009.  On average, the size of our plants measured in square meters is approximately 11,300 (approximately 121,200 square feet) as of December 31, 2009.

Capital expenditures from 2007 through 2009 amounted to U.S.$10 million.  Molinera de México’s capital expenditures in 2010 are projected to be U.S.$4 million, which will be used primarily for general upgrades.

Seasonality.  Molinera’s sales are subject to seasonality.  Higher sales volumes are achieved in the fourth and first quarters during the winter, when we believe per capita consumption of wheat-based products, especially bread and cookies, increases due in part to the celebration of holidays occurring during these quarters.

Raw Materials.  Wheat is the principal raw material required for the production of wheat flour.  Molinera de México purchases approximately 53% of its wheat from Mexican growers, and 47% from world markets.  Molinera de México purchases from local farmers, farmers associations and trading companies.  In the case of domestic wheat, purchases are made pursuant to short-term oral arrangements, the terms of which are negotiated at the time of execution.  These arrangements are usually made approximately two months in advance of the beginning of the harvest.  In the case of imported wheat, which we import from the United States and Canada through several trading companies, purchases are made based on short-term requirements, with the aim of maintaining low levels of inventories.

In recent years the price of wheat domestically and abroad has been volatile.  Volatility is due to the supply of wheat, which depends on various factors including the size of the harvest (which depends in large part on the weather).

Central American Operations

Overview

In 1972, we entered the Costa Rican market.  Our operations since then have expanded into Guatemala, Honduras, El Salvador and Nicaragua, as well as Ecuador,  which we include as part of our Central American operations.

Gruma Centroamérica

Principal Products.  Gruma Centroamérica produces corn flour, and to a lesser extent tortillas and snacks.  We also cultivate and sell hearts of palm and process and sell rice.  We believe we are one of the largest corn flour producers in the region.  We sell corn flour under the MASECA®, TORTIMASA®, MASARICA® and MINSA® brands.  In Costa Rica, we sell packaged tortillas under the TORTI RICA® and MISIÓN® brands.  We operate a Costa Rican snack operation which manufactures tortilla chips, potato chips and similar products under the TOSTY®, RUMBA® , and LA TICA® brand.  Hearts of palm are exported to numerous European countries as well as the United States, Canada, Chile and México.

Sales and Marketing.  The largest portion, 169,353 tons or 82%, of Gruma Centroamérica’s sales volume in 2009 derived from the sale of corn flour.

Gruma Centroamérica corn flour bulk sales are oriented predominantly to small tortilla manufacturers through direct delivery and wholesalers.  Supermarkets make up the customer base for retail corn flour.  Bulk sales volume represented approximately 68% and retail sales represented approximately 32% of Gruma Centroamérica’s corn flour sales volume during 2009.

Competition and Market Position.  We believe that we are one the largest corn flour producers in Central America based on revenues and sales volume.  We believe that there is significant potential for growth in Central America as corn flour is used in only approximately 19% of all tortilla production; the majority of tortilla manufacturers use the wet corn dough method.  Additionally, we believe we are one of the largest producers of tortillas, and snacks in Costa Rica.

Within the corn flour industry, the brands of our main competitors are: Del Comal, Doña Blanca, Selecta,  Bachoza and Instamasa.  However, one of our main growth potentials is to convert tortilla manufacturers that still use the traditional method to our corn flour method.

Operations and Capital Expenditures.  We had an annual installed production capacity of 307,000 tons for corn flour and other products as of December 31, 2009, with an average utilization of approximately 60% during 2009.  We operate one corn flour plant in Costa Rica, Honduras, El Salvador, and Guatemala for a total of four plants throughout the region.  In Costa Rica, we also have one plant producing tortillas, one plant producing snacks, one plant processing hearts of palm and one plant processing rice.  In Nicaragua and Honduras we have small tortilla plants, in Guatemala we have a small plant that produces snacks and in Ecuador we lease a facility which processes hearts of palm.  On average, the size of our plants measured in square meters is approximately 73,900 (approximately 243,000 square feet) as of December 31, 2009.

During 2007, 2008 and 2009 most of our capital expenditures were oriented to the expansion of a corn flour plant in Honduras and the construction of corn silos in Guatemala.  Total capital expenditures for the past three years was approximately U.S.$40 million.  Capital expenditures for 2010 are projected to be U.S.$4 million, which will be used primarily for general manufacturing upgrades .

Seasonality.  Typically, corn flour sales volume is lower during the second quarter of the year due to higher availability and lower corn prices.  Sales for most of our products increase during the fourth quarter as demand is higher during the holidays.

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

In April of 2006, we entered into a series of transactions to: (i) purchase an additional 10% ownership interest in DEMASECA at a price of U.S.$2.6 million; (ii) purchase a 2% stake in MONACA from Archer-Daniels-Midland at a price of U.S.$3.28 million, and; (iii) sell a 3% interest in DEMASECA to Archer-Daniels-Midland at a price of U.S.$780,000.

Additionally, in April of 2006, we also entered into a contract to sell a 40% stake in MONACA to Rotch Energy Holdings, N.V. (“Rotch”), a controlled entity of our former indirect partner in DEMASECA, Ricardo Fernández Barrueco, at a price of U.S.$65.6 million.  Pursuant to this agreement, Rotch would not receive title, or have voting or other corporate rights with respect to any unpaid equity interests until the purchase price was paid.  The last payment made by Rotch under this agreement was in April of 2007.  The transaction was expected to be completed in December of 2009.  However, as of December 31, 2009, we had only received U.S.$39.6 million dollars corresponding to a 24.14% indirect interest in MONACA.  Consequently, the Company decided to terminate the transaction.  As a result, the Company will not receive any additional payments or sell additional equity interests in connection with this transaction beyond the 24.14% interest in MONACA that was purchased and paid for by Rotch.

In June of 2008, Rotch provided notice to the Company that it had transferred its equity interest in MONACA and DEMASECA, including all economic rights to distibutions and voting rights (the “Venezuelan Equity Interests”), to Banco Interacciones, S.A. Trust No. 6460 (the “Interacciones Trust”) for the benefit of a Mexican financial institution (the “Rotch Lender”). The interest was transferred in connection with a credit facility provided to a controlled entity of Rotch by an affiliate of the Rotch Lender.  Pursuant to the Interacciones Trust, the Rotch Lender retains the right to exercise and freely transfer the Venezuelan Equity Interests in the event of a default under the credit facility.

As a result of the aforementioned transactions, we currently own 72.86% in MONACA, the Interacciones Trust indirectly owns 24.14% and Archer-Daniel-Midland owns the remaining 3% in MONACA.  In addition, we own 57% in DEMASECA, the Interacciones Trust indirectly owns 40% and Archer-Daniels-Midland owns the remaining 3% in DEMASECA. MONACA and DEMASECA are collectively referred to as “Gruma Venezuela.”

On May 12, 2010 the Venezuelan government announced the MONACA Expropriation through the Expropriation Decree.  Pursuant to the Expropriation Decree, the government of Venezuela has instructed government officials to undertake the necessary actions to execute the MONACA Expropriation.  As of this date,  the Venezuelan government has not yet taken operational or managerial control of MONACA.  Pending the resolution of our negotiations with the government of Venezuela, Gruma Venezuela continues to operate in the ordinary course of business. See “Item 3.  Key Information Risk Factors—Risks Related to Venezuela—One of our Subsidiaries in Venezuela is Currently Involved in Expropriation Proceedings and our Remaining Subsidiary in Venezuela is Subject to Expropriation

DEMASECA and MONACA

Principal Products.  Gruma Venezuela produces and distributes corn flour as well as wheat flour, rice, oats and other products.  We sell corn flour under the brand names JUANA® and DEMASA®.  We sell wheat flour under the ROBIN HOOD®, FLOR DE TRIGO® and POLAR® brand, rice under the MONICA® brand and oats under the LASSIE® brand.

Sales and Marketing.  Venezuelans use corn flour to produce and consume arepas, which are made at home or in restaurants for household consumption rather than manufactured by specialty shops or other large manufacturers.  In 2009, we sold corn flour only in the retail market in one kilogram bags to independent distributors, supermarkets, wholesalers, and governmental social welfare and distribution programs.  We also sell wheat flour both in bulk and retailer, distributing it in 45 kilogram bags and in one kilogram bags, respectively.  Bulk sales to customers such as bakeries made up approximately 74.2% of our total wheat flour sales volume in 2009.  The remaining 25.8% of sales in 2009 were in the retail market, which includes independent distributors, supermarkets and wholesalers.

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

Operation and Capital Expenditures.  We operate five corn flour plants, six wheat flour plants, three rice plants, one pasta plant, and two plants that produce oats and spices in Venezuela with a total annual production capacity of 909,307 tons as of December 31, 2009 and an average utilization of approximately 67% during 2009.  The corn flour plant, which was considered as temporarily idle as of December 31, 2007, was used for the construction of a wheat flour mill.  However, two rice plants, representing 70,890 tons, are temporarily idle.  On average, the size of our plants measured in square meters is approximately 9,080 (approximately 97,700 square feet) as of December 31, 2009.

Capital expenditures for the past three years were U.S.$51 million.  Capital expenditures for 2010 were budgeted to be U.S.$18 million and expected to be focused on upgrades for manufacturing and distribution facilities and information technologies, to be paid for with funds generated from our Venezuelan subsidiaries.  U.S.$2.2 million were applied to capital expenditures during the first quarter of 2010.

Seasonality.  Sales fluctuate seasonally as demand for flour-based products is lower during those months when most schools are closed for vacation.  In addition, sales are higher in November as customers build inventory to satisfy increased demand during the holiday season in December.

Raw Materials.  Corn and wheat are our most important raw materials.  Corn is purchased in Venezuela and is subject to the corn market’s volatility and governmental regulations related to prices, quantities and storage facilities.  Corn prices are fixed by a government agency.  Approximately 98.6% of our wheat is purchased from the U.S. and Canada, and the remaining 1.4% from México, with its availability and price volatility dependent upon those markets.  We do not engage in any type of hedging activity for our supplies since exchange rate policies and country risk for Venezuela constrain our capacity to transfer funds abroad in order to fund any hedging strategy.

Miscellaneous—INTASA—Technology and Equipment Operations

We have developed our own technology operations since our founding.  Since 1976 our technology and equipment operations have been conducted principally through INTASA, which has two subsidiaries:  Tecnomaíz, S.A. de C.V., or Tecnomaíz, and Constructora Industrial Agropecuaria, S.A. de C.V., or CIASA.  The principal activity of these subsidiaries is to provide research and development, equipment, and construction services to us and small equipment to third parties.  Through Tecnomaíz, we also engage in the design, manufacture and sale of machines for the production of tortillas and tortilla chips. The machinery for the tortilla industry includes a range of capacities, from machines that make 15 to 300 corn tortillas per minute to dough mixers. The equipment is sold under the TORTEC® and BATITEC® trademarks in Mexico.  Tecnomaíz also manufactures high volume energy efficient corn tortilla, wheat tortilla and tortilla chip systems that can produce up to 1,200 corn tortillas per minute, 600 wheat tortillas per minute and 3,000 pounds of chips per hour.

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

GFNorte Investment

As of December 31, 2009, we held approximately 8.8% of the outstanding shares of GFNorte, a Mexican financial services holding company and parent of Banco Mercantil del Norte, S.A., or Banorte, a Mexican bank.  As of the same date, our investment in GFNorte represented approximately 8.7% or Ps.3,837 million of our total assets.  GFNorte’s results of operations are accounted for in our consolidated results of operations using the equity method of accounting.  For the period ended December 31, 2009, we received Ps.32 million in dividends in respect of our investment in GFNorte.

REGULATION

Mexican Regulation

Corn Commercialization Program

To support the commercialization of corn for Mexican corn growers, Mexico’s Secretary of Agriculture, Livestock, Rural Development, Fisheries and Food Ministry (Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, or SAGARPA), through the Agricultural Incentives and Services Agency (Apoyos y Servicios a la Comercialización Agropecuaria, or ASERCA), a government agency founded in 1991, implemented a program designed to promote corn sales in certain regions of Mexico.  The program includes the following objectives:

•                  Support corn growers by setting target prices and paying the difference versus market price.

•                  Support corn growers by providing a variety of economic supports to reduce the cost of producing corn crops.

•                  Support a portion of the freight expenses related to the distribution of corn surpluses to regions away from the corn growing area in seasons when there is a surplus.  This support for freight expenses applies to any corn buyer that can prove that the purchased corn will be consumed in regions where there is not enough corn available and that are distant from the regions where corn is grown.

To the extent that this or other similar programs are canceled by the Mexican government, we may be required to incur additional costs in purchasing corn for our operations, and therefore we may need to increase the prices of our products to reflect such additional costs.

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

Upon the expiration of the abovementioned agreements, the Mexican government created a program to support the corn flour industry (Programa de Apoyo a la Industria de la Harina de Maíz or PROHARINA) in October of 2008.  This program aimed to mitigate the impact of the rise in international corn prices through price supports designed to aid the consumer and provided through the corn flour industry.  Flour manufacturers were entitled to receive a subsidy conditioned on selling the corn flour below a maximum price set by the Mexican government.  Beginning in June 2009, the maximum price per kilogram of corn flour established to receive the government subsidy was Ps.5.875.  The total amount of subsidized funds allotted to the Company by the Mexican government under this program in 2009 totaled Ps.1,465 million.  However, the Mexican government cancelled the PROHARINA program in December 2009.

As a result of the cancellation of this program by the Mexican government in December of 2009, we were required to increase the prices of our products to reflect such additional costs.  In addition, there can be no assurance that we will maintain our eligibility for other programs similar to PROHARINA that may be implemented, or that the Mexican government will not institute price controls or other actions on the products we sell, which could adversely affect our financial condition and results of operations.

Environmental Regulations

Our Mexican operations are subject to Mexican federal, state and municipal laws and regulations relating to the protection of the environment.  The principal federal environmental laws are the Ley General de Equilibrio Ecológico y Protección al Ambiente, or General Law of Ecological Equilibrium and Protection of the Environment, or the Mexican Environmental Law, which is enforced by the Secretaría de Medio Ambiente y Recursos Naturales, or Ministry of the Environment and Natural Resources, or SEMARNAT and the Ley Federal de Derechos or the Mexican Federal Law of Governmental Fees.  Under the Mexican Environmental Law, each of our facilities engaged in the production of corn flour, wheat flour, and packaged tortillas is required to obtain an operating license from state environmental regulations upon initiating operations, and then periodically submit a certificate of operation to maintain the operating license.  Furthermore, the Mexican Federal Law of Governmental Fees requires that Mexican manufacturing plants pay a fee for water consumption and the discharge of residual waste water to drainage, whenever the quality of such water exceeds mandated thresholds.  Rules have been issued concerning hazardous substances and water, air and noise pollution.  In particular, Mexican environmental laws and regulations require that Mexican companies file periodic reports with respect to air and water emissions and hazardous wastes.  Additionally, they also establish standards for waste water discharge.  We must also comply with zoning regulations as well and rules regarding health, working conditions and commercial matters.  SEMARNAT and the Federal Bureau of Environmental Protection can bring administrative and criminal proceedings against companies that violate environmental laws, as well as close non-complying facilities.

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

Competition Regulations

The Ley Federal de Competencia Económica or Mexican Competition Law, and the Reglamento de la Ley Federal de Competencia Económica or Regulations of the Mexican Competition Law, regulate monopolies and monopolistic practices, and require the Mexican government approval for certain mergers and acquisitions.  The Mexican Competition Law grants the government the authority to establish price controls for products and services of national interest through Presidential decree, and established the Comisión Federal de Competencia, or Federal Competition Commission, to enforce the law.  Mergers and acquisitions and other transactions that may restrain trade or that may result in monopolistic or anti-competitive practices or combinations must be approved by the Federal Competition Commission.  The Mexican Competition Law may potentially limit our business combinations, mergers and acquisitions and may subject us to greater scrutiny in the future in light of our market presence, and we do not believe that this legislation will have a material adverse effect on our business operations.

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

Central American and Venezuelan Regulation

Gruma Centroamérica and Gruma Venezuela are subject to regulation in each country in which they operate.  We believe that Gruma Centroamérica and Gruma Venezuela are currently in compliance with all applicable legal requirements in all material respects.  See “Item 3. Risk Factors—Risks Related to Venezuela—Venezuela Presents Significant Economic Uncertainty and Political Risk, Which May in the Future Have an Adverse Impact on Our Operations and Financial Performance,” and “—One of our Subsidiaries in Venezuela is Currently Involved in Expropriation Proceedings and our Remaining Subsidiary in Venezuela is Subject to Expropriation.”

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

ITEM 5.                             Operating and Financial Review and Prospects.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS.

You should read the following discussion in conjunction with our audited consolidated financial statements and the notes thereto contained elsewhere herein.  Our audited consolidated financial statements have been prepared in accordance with Mexican FRS, which differ in some significant respects from U.S. GAAP.  See Note 21 to our audited consolidated financial statements for information related to the nature and effect of such differences and a quantitative reconciliation to U.S. GAAP of our majority net income and stockholders’ equity.  For more information about our financial statements in general, see “Presentation of Financial Information” and “—Liquidity and Capital Resources—Indebtedness.”

Overview of Accounting Presentation

Mexican FRS require that financial statements recognize the effects of inflation based on the economic environment of the countries where the Company and its subsidiaries operate, in accordance with MFRS B-10 issued by CINIF.  Unless otherwise stated herein, the consolidated financial statements and other financial data in this Annual Report as of December 31, 2008 and 2009 have been prepared based on the modified historical cost model, as described in Note 2-E to our audited consolidated financial statements, while prior periods have been restated in pesos of constant purchasing power as of December 31, 2007.

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

Starting January 1, 2008, we adopted the provisions contained in the new MFRS B-10 “Effects of Inflation,” which replaced Mexican accounting Bulletin B-10.  This standard establishes the guidelines for recognizing the effects of inflation based on the inflationary environment of the country.  According to the provisions of MFRS B-10, an inflationary environment is present when cumulative inflation of the three preceding years is 26 percent or more, in which case, the effects of inflation must be recognized in the financial statements.  Based on MFRS B-10, the economic environment in Mexico in 2008 and 2009 has been qualified as non-inflationary due to a cumulative inflation for the three years preceding the years ended December 31, 2009 and 2008 of 15.01% and 11.56%, respectively, and did not exceed 26%.  In addition, MFRS B-10 eliminates the replacement cost and specific indexation methods for inventories and fixed assets, respectively, and provided an option for the accounting treatment of the result from holding non-monetary assets recognized by an entity as accumulated other comprehensive income or loss under previous guidelines by either recycling this result from stockholders’ equity to income as it is realized, or reclassifying the outstanding balance of such result to retained earnings in the period in which this standard became effective.  The Company elected to reclassify to retained earnings the initial accumulated gain or loss from holding non-monetary assets.  Accordingly, the financial statements as of December 31, 2008 and 2009 have been presented based on the modified historical cost model, as described in Note 2-E to our audited consolidated financial statements (that is, effects of transactions recognized as of December 31, 2007 are expressed in Mexican pesos of constant purchasing power at that date, and the effects of transactions that occurred after that date are expressed in nominal Mexican pesos), while prior periods are expressed in constant Mexican pesos, as of December 31, 2007.

Starting January 1, 2008, the Company adopted the provisions contained in the new MFRS B-15 “Foreign Currency Translation.”  Based on the new standard, the financial statements of the foreign subsidiaries are translated to Mexican pesos depending on the economic environment in which the subsidiary operates, as follows:

Non-inflationary economic environment:

•                                          As of December 31, 2008 and 2009, assets and liabilities are translated to Mexican pesos using the year-end exchange rate of Ps. 13.83 and Ps.13.07 to the U.S. dollar, respectively.

•                                          As of December 31, 2007, stockholders’ equity was translated to Mexican pesos using the exchange rate at that date, whereas the transactions of the year 2008 were translated by applying the exchange rate in effect at the dates on which the stockholders’ contributions were made and income was generated.  The average exchange rate as of December 31, 2008 and 2009 was Ps.11.21 and Ps.13.57, respectively.

•                                          Revenues, costs and expenses for the years 2008 and 2009 are translated to Mexican pesos using the historical average exchange rate.  The average exchange rates were Ps.11.21 and Ps.13.57, respectively.

•                                          The effects of translation are recognized as a component of stockholders’ equity entitled “Foreign currency translation adjustments.”

Inflationary economic environment:

Financial statements are restated following the provisions of MFRS B-10, applying the price index of the foreign country which reflects the change in purchasing power of the currency in which the subsidiary reports.  Afterwards, the financial statements are translated to Mexican pesos as follows:

•                                          As of the years ended December 31, 2008 and December 31, 2009, assets, liabilities and stockholders’ equity are translated to Mexican pesos using the year-end exchange rate of Ps.13.83 and Ps.13.07, respectively.

•                                          Revenues, costs and expenses for the year 2008 and 2009 are translated to Mexican pesos using the year-end exchange rates of Ps.13.83 and Ps.13.07, respectively.

•                                          The changes are recognized by the Company as a component of stockholders’ equity entitled “Foreign currency translation adjustments”

Effects of Devaluation

Because a significant portion of our net sales are generated in U.S. dollars, changes in the peso/dollar exchange rate can have a significant effect upon our results of operations as reported in pesos.  When the peso depreciates against the U.S. dollar, Gruma Corporation’s net sales in U.S. dollars represent a larger portion of our net sales in peso terms than when the peso appreciates against the U.S. dollar.  And when the peso appreciates against the dollar, Gruma Corporation’s net sales in U.S. dollars represent a smaller portion of our net sales in peso terms than when the peso depreciates against the dollar.  For a description of the peso/dollar exchange rate see “Item 3.  Key Information—Exchange Rate Information.”

On January 8, 2010, the Venezuelan government announced the devaluation of its currency and established a two tier exchange structure.  Pursuant to Exchange Agreement No.14, the official exchange rate of the Venezuelan bolívar (“Bs.”) has been devalued from Bs.2.15 to each U.S. dollar to 4.30 for non-essential goods and services and to 2.60 for essential goods.  The exchange rate of Bs.2.60 per U.S. dollar applies to imports of certain essential goods, including food, health care items, books and supplies for schools, machinery, equipment, scientific and technological items, in accordance with the commercial policy established by the President of Venezuela.  Given that there was no indication of a lack of exchangeability of the bolívar at December 31, 2009 the devaluation, which became effective on January 11, 2010, is considered a subsequent event for purposes of the 2009 financial statements.  As described in Note 20 to our audited consolidated financial statements, based on the Company’s foreign currency position as of December 31, 2009, the new exchange rates and management interpretations, the estimated financial effect resulting from the issuance of this exchange agreement for those items that management expects will be settled using the new exchange rates will be an increase of the monetary assets denominated in foreign currency (other than bolívars) of Bs.8,083 and an estimated increase of the monetary liabilities denominated in foreign currency (other than bolívars) of Bs.29,674, resulting in an estimated net exchange loss of Bs.21,592, which was recognized in January 2010. At December 31, 2009, our investments in certain debt instruments generate income, after taking into account the new exchange rate of Bs.2.60 per U.S. dollar, of Bs.4,383, which was also recognized in January 2010. Additionally, the conversion of the financial position and results of operations of our Venezuelan subsidiaries using the exchange rate of Bs.4.30 per U.S. dollar will result in a decrease of approximately 50% of the value in Mexican pesos of these subsidiaries for consolidation purposes.

In addition to the above, our net income may be affected by changes in our foreign exchange gain or loss, which may be impacted by significant variations in the peso/dollar exchange rate.  During 2007, we recorded a net foreign exchange gain of Ps.72 million.  During 2008, we recorded a net foreign exchange gain of Ps.256 million.  During 2009, we recorded a net foreign exchange gain of Ps.755 million.

Critical Accounting Policies

Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with Mexican FRS as issued by the Mexican Financial Reporting Standards Board.  A reconciliation from Mexican FRS to U.S. GAAP of majority net income and total stockholders’ equity is included in Note 21 to our audited consolidated financial statements.  The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.

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

Monaca Consolidation

Under both Mexican FRS and U.S. GAAP, we consolidate all subsidiaries in which the company, directly or indirectly, owns the majority of the common shares, has control, or is the primary beneficiary of the subsidiary’s risks and rewards.

It is reasonably possible that the Expropriation Decree may result in a loss of control in MONACA, which may require that our subsidiary be accounted for as a discontinued operation in future periods, together with a retrospective restatement of prior years’ financial statements to reflect the presentation of MONACA as a discontinued operation.  However, as of June 11, 2010, the Venezuelan government has not yet taken operational or managerial control of MONACA or taken any actions which preclude the Company from operating MONACA in the ordinary course of business.  The date on which the actions necessary to execute the MONACA Expropriation will occur is uncertain at this time.

Accordingly, we have consolidated the balance sheet and income statement of MONACA as of December 31, 2009.

Pending the resolution of this matter, we are unable to estimate the value of any future impairment charge, if any, or to determine whether MONACA will need to be accounted for as a discontinued operation.  See Note 20-B to our audited consolidated financial statements.

Currency issues in Venezuela

Historically. we have been able to convert bolívars into U.S. dollars at the Official Rate in order to settle certain U.S. dollar-denominated debt incurred pursuant to imports and royalty agreements and to pay dividends from our business in Venezuela.  We expect to continue to be able to convert bolívars into U.S. dollars for these purposes.  Accordingly, as of December 31, 2009, for both Mexican FRS and U.S. GAAP, the Company’s Venezuelan subsidiaries accounted for and re-measured U.S. dollar-denominated transactions, monetary assets and liabilities into bolívars using the Official Rate, which may not reflect economic reality.  See “Item 3.  Key Information—Risk Factors—Risks Related to Venezuela—Venezuela Presents Significant Economic Uncertainty and Political Risk.”  In addition, the Company’s Venezuelan subsidiaries’ bolívar-denominated financial statements were translated into Mexican pesos using the buying rate published by Banco de México on the applicable balance sheet dates.

Beginning January 1, 2010, the Company’s Venezuelan subsidiaries are deemed highly inflationary for U.S. GAAP purposes, which considers an economy to be highly inflationary when cumulative three-year inflation exceeds 100%.  As a result, under U.S. GAAP, the Company’s Venezuelan subsidiaries’ functional currency will change from the bolívar to the Mexican peso.  See Notes 2-D, 2-E, 17 and 21-M to our audited consolidated financial statements.

Two different inflation indices exist for determining highly inflationary status in Venezuela; the Venezuelan Consumer Price Index, or VCPI, and the National Venezuelan Consumer Price Index, or VNCPI.  The VCPI, which only includes the metropolitan areas of Caracas and Maracaibo, has been available since 1984.  The VNCPI, which includes the entire country of Venezuela, has only been available since January 1, 2008.  Under U.S. GAAP, either the VCPI or a blended VCPI/VNCPI index is acceptable for determining the highly inflationary status of Venezuela.  However, once three years of data is available for the VNCPI, theVNCPI will be the appropriate index for this purpose.

The Company measures inflation pursuant to the blended VCPI/VNCPI index, which reached cumulative three-year inflation in excess of 100% on November 30, 2009.

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

                We evaluate any event or change in circumstances that indicate that the book value of our property, plant and equipment will not be recovered.  When applicable, we perform impairment tests as follows:

Under Mexican FRS, we perform a one-step impairment test by which the carrying amount of a long-lived asset (asset group) is compared with its recoverable amount.  When the carrying amount exceeds the recoverable amount, the difference is accounted for as an impairment loss.  The recoverable amount is the higher of (1) the long-lived asset’s (asset group) fair value less costs to sell, representing the amount obtainable from the sale of the long-lived asset (asset group) in an arm’s length transaction between knowledgeable, willing parties less the costs of disposal and (2) the long-lived asset’s (asset group) value in use, representing its future cash flows discounted to present value by using a rate that reflects the current assessment of the time value of money and the risks specific to the long-lived asset (asset group) for which the cash flow estimates have not been adjusted.

For U.S. GAAP purposes, we perform a two-step impairment test and measurement model as follows:  1) the carrying amount of the long-lived asset (asset group) is first compared with the undiscounted cash flows, and if the carrying amount is lower than the undiscounted cash flows, no impairment loss is recognized, although it may be necessary to review depreciation (or amortization) estimates and methods for the related long-lived asset (group of assets); and  2) if the carrying amount is higher than the undiscounted cash flows, an impairment loss is measured as the difference between the carrying amount and fair value.  See Notes 21-L and 21-N to our audited consolidated financial statements.

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

Goodwill and Other Intangible Assets

Under both Mexican FRS and U.S. GAAP, intangible assets with definite lives are amortized on a straight-line basis over estimated useful lives.  Goodwill and indefinite-lived intangible assets are not amortized, but are subject to impairment tests either annually or earlier in the case of a triggering event.

A key component of the impairment test is the identification of cash-generating units and the allocation of goodwill to such cash-generating units.  A reporting unit is constituted by a group of one or more cash-generating units.  Estimates of fair value are primarily determined using discounted cash flows.  Cash flows are discounted at present value and an impairment loss is recognized if such discounted cash flows are lower than the net book value of the reporting unit.

These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge.  We perform internal valuation analyses and consider relevant internal data as well as other market information that is publicly available.

This approach uses significant estimates and assumptions including projected future cash flows (including timing), a discount rate reflecting the risk inherent in future cash flows and a perpetual growth rate.  Inherent in these estimates and assumptions is a certain level of risk which we believe we have considered in our valuation.  Nevertheless, if future actual results differ from estimates, a possible impairment charge may be recognized in future periods related to the write-down of the carrying value of goodwill and other intangible assets.  As of December 31, 2009, there are no reporting units that have a reasonable likelihood of a material impairment of goodwill or other intangible assets.

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

Derivative Financial Instruments

We use derivative financial instruments in the normal course of business, primarily to hedge certain operational and financial risks to which we are exposed, including without limitation:  (i) future and options contracts for certain key production requirements like natural gas, heating oil and some raw materials such as corn and wheat, in order to minimize the cash flow variability due to price fluctuations; (ii) interest rate swaps, with the purpose of managing the interest rate risk related to our debt; and (iii) exchange rate contracts (mainly Mexican peso — U.S. dollar and in other currencies).

Under both Mexican FRS and U.S. GAAP, we account for derivative financial instruments used for hedging purposes either as cash-flow hedges or fair value hedges with changes in fair value reported in other comprehensive income and earnings, respectively.  Derivative financial instruments not designated as an accounting hedge are recognized at fair value, with changes in fair value recognized currently in income.

When available, we measure the fair value of the derivative financial instruments based on quoted market prices.  If quoted market prices are not available, we estimate the fair value of derivative financial instruments using industry standard valuation models.  When applicable, these models project future cash flows and discount the future amounts to a present value using market observable inputs, including interest rates, currency rates,  etc. Also included in the determination of the fair value of the Company’s liability positions is the Company’s own credit risk, which has been classified as an unobservable input.

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

RESULTS OF OPERATIONS

The following table sets forth our consolidated income statement data on a Mexican FRS basis for the years ended December 31, 2007, 2008 and 2009, expressed as a percentage of net sales.  All financial information has been prepared in accordance with MFRS.  For a description of the method, see “Presentation of Financial Information” and “—Overview of Accounting Presentation.”

	Year Ended December 31,
Income Statement Data	2007	2008	2009
Net sales	100%	100%	100%
Cost of sales	67.5	67.5	65.6
Gross profit	32.5	32.5	34.4
Selling, general and administrative expenses	27.2	25.2	26.9
Operating income	5.2	7.3	7.5
Net comprehensive financing cost	0.5	(33.7)	(1.8)
Other income (expenses), net	1.6	(0.4)	(0.3)
Income taxes (current and deferred)	2.6	1.0	2.2
Other items	2.0	1.4	1.0
Minority interest	0.4	1.2	1.2
Majority net (loss) income	6.2	(27.5)	3.0

The following table sets forth our net sales and operating income as represented by our principal subsidiaries for 2007, 2008 and 2009.  Net sales and operating income of our subsidiary PRODISA are part of “others and eliminations”.  Financial information with respect to GIMSA includes sales of, Ps.404 million, Ps.433 million, and Ps. 436 million in 2007, 2008, and 2009, respectively, in corn flour to Gruma Corporation, Gruma Centroamérica, Molinera de México and PRODISA.  Financial information with respect to Molinera de México includes sales of Ps.55 million, Ps.72 million and Ps.71 million in 2007, 2008 and 2009, respectively, to GIMSA, Gruma Corporation and PRODISA; financial information with respect to PRODISA includes sales of Ps.65 million, Ps.77 million and Ps.99 million in 2007, 2008 and 2009, respectively, in tortilla related products to Gruma Corporation.

Financial information with respect to INTASA includes sales of, Ps.794 million, Ps.869 million and Ps.523 million in 2007, 2008 and 2009, respectively, in technological support to certain subsidiaries of Gruma, S.A.B. de C.V. In the process of consolidation, all the aforementioned intercompany transactions are eliminated from the financial statements.

	Year Ended December 31,
	2007				2008				2009
	Net Sales		Operating Income		Net Sales		Operating Income		Net Sales		Operating Income
	(in millions of pesos)
Gruma Corporation	Ps.	17,406	Ps.	919	Ps.	19,356	Ps.	984	Ps.	23,567	Ps.	1,952
GIMSA	9,012		786		9,142		1,318		10,348		1,268
Gruma Venezuela	3,862		58		8,727		830		9,025		957
Molinera de México	2,694		84		3,598		296		3,484		93
Gruma Centroamérica	2,076		91		2,949		59		2,777		(92)
Asia and Oceanía	823		(33)		1,001		(152)		1,346		(266)
Others and eliminations	(57)		(31)		20		(68)		(58)		(105)
Total	Ps.	35,816	Ps.	1,874	Ps.	44,793	Ps.	3,267	Ps.	50,489	Ps.	3,807

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Consolidated Results

GRUMA’s sales volume increased by 1% to 4,341 thousand metric tons compared with 4,287 thousand metric tons in 2008.  This increase was driven mainly by GIMSA and, to a lesser extent, Molinera de México.  Net sales increased by 13% to Ps.50,489 million compared with Ps.44,793 million in 2008.  The increase was due primarily to Gruma Corporation, and, to a lesser extent, GIMSA.  Sales from non-Mexican operations constituted 74% of consolidated net sales in 2009 compared to 71% of consolidated net sales in 2008.

Net Sales by Subsidiary:  By major subsidiary, the percentages of consolidated net sales in 2009 and 2008 were as follows:

	Percentage of Consolidated Net Sales
Subsidiary	2009	2008
Gruma Corporation	47%	43%
GIMSA	20	20
Gruma Venezuela	18	19
Molinera de México	7	8
Gruma Centroamérica	6	7
Asia and Oceanía	3	3

Cost of sales increased by 9% to Ps.33,100 million compared with Ps.30,237 million in 2008, due primarily to Gruma Corporation, and, to a lesser extent, GIMSA.  Cost of sales as a percentage of net sales improved to 65.6% from 67.5% in 2008 due to Gruma Corporation and Gruma Venezuela.

Selling, general, and administrative expenses (SG&A) increased by 20% to Ps.13,582 million compared with Ps.11,289 million in 2008, due primarily to Gruma Corporation, and, to a lesser extent, Gruma Venezuela and GIMSA. SG&A as a percentage of net sales increased to 26.9% from 25.2% in 2008, driven mainly by Gruma Venezuela, and, to a lesser extent, to Gruma Centroamérica, Molinera de México, and GIMSA.

GRUMA’s operating income increased by 17% to Ps.3,807 million compared with Ps.3,267 in 2008. Operating margin improved to 7.5% from 7.3% in 2008, due primarily to Gruma Corporation.

Other expense, net, was Ps.150 million compared with Ps.181 million in 2008.

Net comprehensive financing cost was Ps.933 million compared with Ps.15,088 million in 2008.  The decrease resulted mainly from the losses on currency derivative instruments registered in 2008.  See “—Liquidity and Capital Resources—Indebtedness,” and “—Liquidity and Capital Resources—Market Risk.”

GRUMA’s equity in earnings of associated companies, net, primarily GFNorte, represented income of Ps.495 million compared with income of Ps.618 million in 2008 also primarily derived from GFNorte.

Taxes increased 155% to Ps.1,108 million compared with Ps.435 million in 2008 primarily as a result of an increase in our pre-tax net income compared with a pre-tax loss in 2008.

GRUMA’s net income was Ps.2,110 million compared with a loss of Ps.11,818 million in 2008.  Majority net income was Ps.1,529 million compared with a loss of Ps.12,340 million in 2008.  Both improvements came mainly from the aforementioned losses on currency derivative instruments in 2008.

Subsidiary Results

Gruma Corporation

Sales volume decreased 2% to 1,296 thousand metric tons compared with 1,321 thousand metric tons in 2008.  This reduction was due mainly to lower U.S. tortilla sales volume in connection with our decision to reduce the number of tortillas included per stock keeping unit (“SKU”) in the retail segment and, to a lesser extent, lower sales in the food service segment driven mostly by a general decline in the industry as well as our decision to discontinue supplying low-margin products to some customers.

Net sales increased by 22% to Ps.23,567 million compared with Ps.19,356 million in 2008.  The increase was due to the effects of the devaluation of the Mexican peso resulting from comparing the average of the month-end exchange rates for 2009 versus the average of the month-end exchange rates for 2008.  Measured in U.S. dollar terms, net sales were flat despite the reduction in sales volume due to price increases per unit of our tortillas as a result of the product-count reduction in our tortilla SKUs and price increases in corn flour during the fourth quarter of 2008.

Cost of sales increased by 16% to Ps.13,782 million compared with Ps.11,875 million in 2008 due to the effects of the devaluation of the Mexican peso resulting from comparing the average of the month-end exchange rates for 2009 versus the average of the month-end exchange rates for 2008.  As a percentage of net sales, cost of sales improved to 58.5% from 61.4% in connection with the aforementioned price increases related to product-count reduction in our SKUs and price increases in corn flour.  The improvement was also driven by (i) lower raw-material cost, in particular wheat prices and an optimization in the mix of wheat types and oils as well as lower natural gas cost, and (ii) lower fixed costs stemming from our decision to close three tortilla plants.  Measured in dollar terms, cost of sales declined 4% due to the aforementioned cost reductions.

SG&A increased by 21% to Ps.7,833 million compared with Ps.6,497 million in 2008 due to the effects of the devaluation of the Mexican peso resulting from comparing month-end exchange rates for 2009 versus month-end exchange rates for 2008.  SG&A as a percentage of net sales improved to 33.2% from 33.6% in 2008 due to better expense absorption; that is, the increase in our net sales was proportionally larger than increases in our expenses due to higher prices for our products.  In addition, we had lower transportation and distribution expenses resulting from lower cost of fuel and optimization programs implemented during 2009 and lower fixed expenses resulting from our decision to close three tortilla plants.  Measured in dollar terms, SG&A declined 1% due to the aforementioned expense reductions.

Operating income increased by 98% to Ps.1,952 million, and operating margin increased to 8.3% from 5.1% in 2008, as a result of the foregoing factors.

GIMSA

Sales volume increased by 3% to 1,874 thousand metric tons compared with 1,818 thousand metric tons in 2008.  The increase was a result of the conversion among tortilla makers from the traditional method to the corn flour method, several commercial initiatives designed to expand coverage and improve customer service, the increase of in-store tortillerías in supermarkets, and increased sales to supermarkets.

Net sales rose by 13% to Ps.10,348 million compared with Ps.9,142 million in 2008.  The increase was due mainly to price increases implemented during the year, especially during the fourth quarter of 2009, and to a lesser extent, to the aforementioned higher sales volume.

Cost of sales increased by 16% to Ps.7,345 million compared with Ps.6,354 million in 2008.  This increase was due to higher cost of corn in connection with the elimination of government support to the tortilla industry, which led to increases in the price of corn flour.  To a lesser extent, higher sales volume also drove the higher cost of sales.  As a percentage of net sales, cost of sales increased to 71.0% from 69.5% as a result of the aforementioned reasons.

SG&A increased by 18% to Ps.1,735 million compared with Ps.1,470 million in 2008.  The increase was due mainly to higher selling expenses resulting from promotion and advertising related to the 2010 FIFA World Cup, and from commercial initiatives designed to increase coverage and improve customer service.  SG&A as a percentage of net sales increased to 16.8% from 16.1% in 2008 due to the aforementioned expense increases.

Operating income decreased by 4% to Ps.1,268 million from Ps.1,318 million in 2008, and operating margin decreased to 12.3% from 14.4%, as a result of the foregoing factors.

Gruma Venezuela

Sales volume decreased 1% to 459 thousand metric tons compared with 464 thousand metric tons in 2008 due to lower sales of (i) corn flour to the Venezuelan government and increased competition from the market leader and, to a lesser extent, (ii) lower wheat flour sales stemming from shipping delays of wheat imports during September of 2009 which resulted in a temporary lack of wheat.

Net sales increased by 3% to Ps.9,025 million compared with Ps.8,727 million in 2008.  The increase was due mainly to the effects of inflation in Venezuela resulting from comparing constant currencies as of December 2009 versus constant currencies as of December 2008.

Cost of sales decreased by 4% to Ps.6,177 million from Ps.6,424 million in 2008.  This decrease was primarily due to the appreciation of the peso relative to the U.S. dollar, as measured by the exchange rate in effect at the end of 2009.  To a lesser extent, lower prices for wheat contributed to the decrease.  As a percentage of net sales, cost of sales improved to 68.4% from 73.6% for the aforementioned reasons.

SG&A increased by 28% to Ps.1,891 million compared with Ps.1,474 million in 2008.  The increase was due primarily to general salary increases, higher freight tariffs, higher advertising expenses and the effects of inflation resulting from comparing constant currencies as of December 2009 versus constant currencies as of December 2008.  SG&A as a percentage of net sales increased to 21.0% from 16.9% in 2008 due to the aforementioned higher expenses.

Operating income increased by 15% to Ps.957 million, and operating margin improved to 10.6% from 9.5%, as a result of the foregoing factors.

Molinera de México

Sales volume increased by 3% to 508 thousand metric tons compared with 494 thousand metric tons in 2008.  This increase was driven by a decline in wheat flour prices, increased market coverage, and expansion in the number of supermarkets that carry our products.

Net sales decreased by 3% to Ps.3,484 million compared with Ps.3,598 million in 2008.  The decrease resulted from lower prices in connection with lower cost of wheat, which was partially offset by the increase in sales volume.

Cost of sales increased by 1% to Ps.2,871 million compared with Ps.2,840 million in 2008 in connection with higher sales volume.  As a percentage of net sales, cost of sales increased to 82.4% from 78.9% due mainly to increased cost of sales related to higher sales volume in conjunction with lower net sales as a result of lower wheat flour prices.

SG&A increased by 13% to Ps.520 million compared with Ps.462 million in 2008.  The increase was due to higher freight expenses related to higher sales volume, and to higher advertising expenses.  SG&A as a percentage of net sales increased to 14.9% from 12.8% in 2008 due to lower absorption of fixed expenses because of the reduction of net sales as a result of lower wheat flour prices.

Operating income decreased by 69% to Ps.93 million from Ps.296 million in 2008, and operating margin decreased to 2.7% from 8.2% in 2008.

Gruma Centroamérica

Sales volume decreased by 3% to 208 thousand metric tons compared with 213 thousand metric tons in 2008.  The decrease was due mainly to lower corn flour sales volume in Honduras as a result of: (i) a corn surplus, increased competition from other corn flour producers, and distribution and delivery difficulties stemming from the country’s constitutional crisis; and (ii) certain changes to our shipping and distribution system in Honduras designed to make us less dependent on third parties.  To a lesser extent, lower sales volume for hearts of palm contributed to the decrease.

Net sales decreased by 6% to Ps.2,777 million from Ps.2,949 million in 2008.  The decrease was due to the aforementioned lower sales volume, the appreciation of the Mexican peso relative to the U.S. dollar as measured by the exchange rate in effect at the end of 2009, and the effects of inflation resulting from comparing constant currencies as of December 2009 versus constant currencies as of December 2008.

Cost of sales decreased by 3% to Ps.2,068 million compared with Ps.2,134 million in 2008, due mainly to the aforementioned lower sales volume.  Increases in cost of sales were offset by the appreciation of the Mexican peso relative to the U.S dollar and the effect of inflation resulting from comparing constant currencies as of December 2009 versus constant currencies as of December 2008.  Cost of sales as a percentage of net sales increased to 74.5% from 72.4% due to higher fixed costs stemming from the introduction of a new corn flour unit and higher fuel costs, which were not fully absorbed through price increases.

SG&A increased by 6% to Ps.801 million compared with Ps.756 million in 2008.  The increase was due to lower expense absorption in connection with lower net sales, higher selling expenses in connection with investments in our shipping and distribution system in Honduras designed to make us less dependent on third parties, and higher promotion and advertising expenses stemming from the implementation of a new advertising campaign.  The increases were partially offset by the appreciation of the Mexican peso against the U.S. dollar and the effects of inflation resulting from comparing constant currencies as of December 2009 versus constant currencies as of December 2008.  As a percentage of net sales, SG&A rose to 28.8% from 25.6% in 2008 due to the aforementioned factors.

Operating loss was Ps.92 million compared with income of Ps.59 million in 2008, and operating margin decreased to negative 3.3% from positive 2.0% as a result of the foregoing factors.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

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

Net comprehensive financing cost was Ps.15,088 million in 2008 compared with income of Ps.167 million in 2007.  The increase resulted mainly from losses on currency derivative instruments of Ps.14,710 million.  Out of this amount, Ps.3,480 million was paid during 2008, and Ps.11,230 million is the non-cash loss that relates to the mark-to-market valuation of positions that were still open as of December 31, 2008.  Please also see “—Liquidity and Capital Resources—Indebtedness,” and “—Liquidity and Capital Resources—Market Risk.”

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

Gruma Venezuela

Sales volume decreased 3% to 464 thousand metric tons compared with 480 thousand metric tons in 2007 due mainly to lower sales volume in rice, in connection with a shortage of raw materials, and oil, due to a temporary shutdown of the business.

Net sales increased by 126% to Ps.8,727 million compared with Ps.3,862 million in 2007.  The increase was due mainly to higher prices implemented to compensate for higher raw material costs and the effects of inflation resulting from comparing constant currencies as of December 2008 versus constant currencies as of December 2007 as well as the devaluation of the Mexican peso during 2008.  Approximately 36% of the increase in net sales was attributable to the increase in prices and the remaining 90% of the increase in net sales was attributable to the effects of inflation in Venezuela and the devaluation of the Mexican peso relative to the US dollar.

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

Operating income increased by 1,329% to Ps.830 million as compared to Ps.58 million in 2007, and operating margin improved to 9.5% from 1.5% in 2007.

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

Our long-term corporate credit rating and our senior unsecured perpetual bond are rated “B+” with a stable outlook by Standard & Poor’s Ratings Services.  Our Foreign Currency Long-Term Issuer Default Rating and our Local Currency Long-Term Issuer Default Rating are rated “B+” by Fitch Ratings.  Additionally, our U.S.$300 million perpetual bond is rated “BB-” by Fitch Ratings.  These ratings reflect the additional leverage on GRUMA’s capital structure from the termination of GRUMA’s foreign exchange derivative positions and the subsequent conversion of the realized losses into debt.

On February 1, 2008, Standard & Poor’s placed our long-term corporate credit rating and our senior unsecured perpetual bond on Credit Watch with negative implications.  On March 12, 2008, Standard & Poor’s removed the Credit Watch with negative implications based on the Company’s intention to use part of the proceeds of a proposed May 2008 rights offering to repay debt, which improved our debt ratios.  On October 13, 2008, Standard and Poor’s reduced our long-term corporate credit rating and the credit rating on our senior unsecured perpetual bond from “BBB-” to “BB”, and placed the ratings on Credit Watch with negative implications.  On November 11, 2008, Standard and Poor’s reduced the rating again from “BB” to “B+” continuing the Credit Watch with negative implications.  On July 28, 2009, Standard and Poor’s affirmed the rating of “B+” with negative implications.  On December 16, 2009, Standard and Poor’s affirmed its rating of “B+” and removed the ratings from Credit Watch with negative implications to a stable outlook following its appraisal of GRUMA’s financial situation under its new capital structure, its financial policies and operating performance. We continue to have a B+ rating with a stable outlook.  On October 13, 2008, Fitch reduced the ratings to “BB+” from “BBB-” while placing GRUMA on Rating Watch Negative.  On April 2, 2009, Fitch reduced its ratings again to “B+” from “BB+” and removed all ratings from Rating Watch Negative to Stable.  On May 18, 2010, Fitch affirmed its ratings of “B+” with a stable outlook following action taken in respect of GRUMA’s Venezuelan assets by the government of Venezuela.  See “Item 3.  Key Information—Risks Related to Venezuela—One of our Subsidiaries in Venezuela is Currently Involved in Expropriation Proceedings and our Remaining Subsidiary in Venezuela is Subject to Expropriation.”

If our financial condition deteriorates, we may experience future declines in our credit ratings, with attendant consequences.  Our access to external sources of financing, as well as the cost of that financing, has been and may continue to be adversely affected by a deterioration of our long-term debt ratings.  A downgrade in our credit ratings may continue to increase the cost of and/or limit the availability of unsecured financing, which may make it more difficult for us to raise capital when necessary.  If we cannot obtain adequate capital on favorable terms, or at all, our business, operating results and financial condition would be adversely affected. However, management believes that its working capital and available external sources of financing are sufficient for our present requirements.

The reduction in our credit rating and the liquidity scarcity experienced in the global financial markets resulted in a reduction in our ability to issue new debt and reduced the availability of our uncommitted short-term lines of credit during most of 2009.  However, since the refinancing of the majority of our outstanding debt in October of 2009, our ability to access some of our uncommitted short-term credit lines has improved.

The following is a summary of the principal sources and uses of cash for the three years ended December 31, 2009.

	2007		2008		2009
	(thousands of Mexican pesos)
Resources provided by (used in) (1):
Operating activities	Ps.	267,347	Ps.	2,212,996	Ps.	5,167,798
Financing activities	208,003		1,410,811		(3,609,027)
Investing activities	(593,808)		(2,958,202)		(960,052)

(1) As a result of MFRS B-2 “Statement of Cash Flows”, effective starting January 1, 2008, the Company has included the statement of cash flows for the years ending December 31, 2008 and December 31, 2009 and for the years ended December 31, 2005, 2006 and 2007, the Company has included the statement of changes in financial position.  As a result, the Cash Flow figures for 2008 and 2009 may not be directly comparable to those presented for the previous four years.

During 2009, net cash generated from operations was Ps.5,168 million after changes in working capital of Ps.610 million of which Ps.87 million was due to an increase in accounts receivable, Ps.346 million reflected a decrease in inventory and Ps.47 million reflected an increase in accounts payable.  Net cash generated from financing activities during 2009 was Ps.3,609 million of which Ps.9,311 million reflected proceeds from borrowings, Ps.1,237 million in cash interest payments, Ps.175 million in dividend payments and Ps.11,486 million in cash payment in respect of derivative instruments.  Cash used by investment activities during 2009 reflected cash expenditures for new plants and capacity expansion as well as improvements of existing plants.  As of December 31, 2008 and 2009, there were no significant restricted net assets of the consolidated subsidiaries of the Company, as defined by Rule 4-08(e)(3) of Regulation S-X.

Extreme exchange rate volatility in the financial markets during the last two quarters of 2008 and the first quarter of 2009 resulted in significant fluctuations in the mark-to-market value of GRUMA’s foreign exchange derivative instruments.  As of October 28, 2008, GRUMA’s foreign exchange derivative instruments represented an aggregate negative mark-to-market non-cash unrealized loss of approximately U.S.$788 million.  On November 12, 2008 we entered into a loan agreement with Bancomext in the amount of Ps. 3,367 million and applied the proceeds to terminate our commitments arising under all the currency derivative instruments that we had entered into with one of our derivative counterparties and to pay other commitments arising under the currency derivative instruments maturing from the date of such loan agreement with Bancomext.  In addition, we entered into agreements on October 16, 2009 with our remaining derivative counterparties to convert a total of approximately U.S.$738.3 million dollars owing under our terminated foreign exchange derivative instruments into medium and long-term loans, as described below.

In connection with most of our obligations under our foreign exchange derivative instruments, the Company entered into a term sheet on March 19, 2009 to finance the obligations that would result from the termination of all of our foreign exchange derivative instruments that we had entered into with Credit Suisse, Deutsche Bank and JP Morgan Chase, as counterparties (the “Major Derivative Counterparties”).  On March 23, 2009, GRUMA and the Major Derivative Counterparties agreed to terminate all of these derivative instruments and fixed the total amount of obligations payable by GRUMA to the Major Derivative Counterparties at U.S.$668.3 million.  On October 16, 2009, GRUMA reached an agreement with the Major Derivative Counterparties to convert these derivatives obligations into a loan in the amount of U.S.$668.3 with a tenor of seven and one-half years (the “Term Loan”).  The Term Loan is secured by GRUMA’s shares in GIMSA, Gruma Corporation and Molinera de México (the “Pledged Shares”).

In connection with the balance of our foreign exchange derivative instruments, GRUMA entered into separate term sheets with Barclays Bank PLC (“Barclays”), the Royal Bank of Scotland PLC (“RBS”) and Standard Chartered Bank (“Standard Chartered”) during June and July 2009 that provided for the financing of the obligations that would result from the termination of all of our foreign exchange derivative instruments that we had entered into with each of Barclays, RBS and Standard Chartered.  GRUMA and Barclays, RBS and Standard Chartered agreed to terminate all of the derivative instruments owing to these parties and fixed the total amount of obligations payable by GRUMA to Barclays at U.S.$21.5 million, RBS at U.S.$13.9 million and Standard Chartered at U.S.$22.9 million for a total aggregate amount of U.S.$58.3 million.  In addition, during June of 2009, GRUMA entered into a term sheet with BNP that fixed the amount payable by GRUMA to BNP at approximately U.S.$11.8 million.

On October 16, 2009, GRUMA reached separate agreements with Barclays, RBS and Standard Chartered to convert the obligations that resulted from the termination of all of our foreign exchange derivative instruments entered into with these parties into loans in the amount of U.S.$21.5 million, U.S.$13.9 million and U.S.$22.9 million, respectively, with a tenor of three years (the “Three-Year Term Loans”).  On October 16 ,2009, GRUMA also reached a separate agreement with BNP to convert the obligations that resulted from the scheduled maturity of all of our foreign exchange derivative instruments entered into with BNP into a loan in the amount of approximately U.S.$11.8 million with a tenor of approximately one and one-half years (the “BNP Term Loan”).  As a result of the Term Loan, the Three-Year Term Loans and the BNP Term Loan, GRUMA converted a total of approximately U.S.$738.3 million dollars owing under our terminated foreign exchange derivative instruments into medium and long-term loans.  See “—Indebtedness.”

Factors that could decrease our sources of liquidity include a significant decrease in the demand for, or price of, our products, each of which could limit the amount of cash generated from operations, and a lowering of our corporate credit rating or any other credit downgrade, which could further impair our liquidity and increase our costs with respect to new debt and cause our stock price to suffer.  Our liquidity is also affected by factors such as the depreciation or appreciation of the peso and changes in interest rates.  See “—Indebtedness.”

As further described below, Gruma, S.A.B. de C.V. is subject to financial covenants contained in some of its debt agreements which require it to maintain certain financial ratios and balances on a consolidated basis, among other limitations.  Gruma Corporation is also subject to financial covenants contained in some of its debt agreements which require it to maintain certain financial ratios and balances on a consolidated basis.  A default under any of our existing debt obligations for borrowed money could result in acceleration of the due dates for payment of the amounts owing thereunder and in a cross-default under some of our existing credit agreements and the indenture governing our perpetual bonds. See “Item 10.  Additional Information—Material Contracts.”

Gruma, S.A.B. de C.V. and its consolidated subsidiaries are required to maintain a leverage ratio no greater than 5.6:1 in 2010, 5.0:1 in 2011, 4.5:1 in 2012, 4.0:1 in 2013 and 3.6:1 in 2014 .  As of March 31, 2010, Gruma, S.A.B. de C.V.’s leverage ratio was 4.97:1.  The amount of interest that Gruma Corporation pays on 95% of its debt may increase if its overall leverage ratio increases above 1.5:1.  See “—Indebtedness.”  As of March 31, 2010, Gruma Corporation’s leverage ratio was 0.85:1, which represents the lowest interest rate range under the U.S.$100 million facility at LIBOR + 35 bp.

Mr. González Barrera has pledged part of his shares in our company to secure some of his borrowings.  If there is a default and the lenders enforce their rights against any or all of these shares, Mr. González Barrera and his family could lose control over us and a change of control could result.  This could trigger a default in some of our credit agreements and the indenture governing our perpetual bonds which have an aggregate principal amount outstanding as of April 30, 2010 of U.S.$1,492 million and have a material adverse effect upon our business, financial condition, results of operations and prospects.  For more information about this pledge, see “Item 7.  Major Shareholders and Related Party Transactions.”

Adjusted Working Capital

We define adjusted working capital as current assets, minus current liabilities, excluding short-term bank loans and current portion of long-term debt.  Our adjusted working capital as of the dates indicated was as follows:

December 31, 2008	Ps.	4,125 million
December 31, 2009	Ps.	9,734 million

Indebtedness

Our indebtedness bears interest at fixed and floating rates.  As of March 31, 2010, approximately 19% of our outstanding indebtedness bore interest at fixed rates and approximately 81% bore interest at floating rates, with almost all U.S. dollar and Mexican peso floating-rate indebtedness bearing interest based on LIBOR and TIIE, respectively.  We partially hedge both our interest rate exposure and our foreign exchange rate exposure as discussed below.  For more information about our interest rate and foreign exchange rate exposures, see “Item 11.  Quantitative and Qualitative Disclosures About Market Risk.”

2005 Facility

On July 28, 2005, we refinanced a U.S.$250 million senior credit facility through another credit facility from a syndicate of five banks (the “2005 Facility”), achieving a reduction in the interest rate and eliminating the partial principal amortizations in years 2008 and 2009 and leaving a bullet payment at maturity in July 2010, among other minor benefits.  In connection with our refinancing under the Term Loan, the Three-Year Term Loans and the BNP Term Loan, we also refinanced the U.S.$197 million that remained outstanding under the 2005 Facility (the “Refinanced 2005 Facility”) on October 16, 2009.  As a result, the Refinanced 2005 Facility was converted into a secured term loan with a five-year tenor maturing in October of 2014, pursuant to which GRUMA is obligated to make equal quarterly interest payments beginning in January of 2010.  The Refinanced 2005 Facility is constituted by two tranches, a U.S. dollar tranche in the amount of U.S.$118.2 million and a Mexican peso tranche in the amount of Ps.1,031 million.  The interest rates for both the peso and the dollar tranches are TIIE and LIBOR, respectively, plus 2.875% for the first three years, 3.375% for the fourth year and 3.875% for the fifth year.  The Refinanced 2005 Facility contains covenants that require us to maintain a ratio of consolidated total funded debt to EBITDA of not more than 5.6:1 in 2010, 5.0:1 in 2011, 4.5:1 in 2012; 4.0:1 in 2013 and 3.6:1 in 2014.  We are also required to maintain a ratio of consolidated EBITDA to consolidated interest charges of not less than 2.5:1 in 2010 and 2.75:1 thereafter.  The Refinanced 2005 Facility also limits our ability, and our subsidiaries’ ability in certain cases, among other things, to:  (1) create liens; (2) merge or consolidate with other companies or sell substantially all of our assets; (3) engage in transactions with affiliates; (4) guarantee additional indebtedness; (5) make certain changes to corporate documents; (6) dispose of the collateral; (7) make capital expenditures; and (8) incur additional debt.  The Refinanced 2005 Facility is secured by the Pledged Shares.

Perpetual Bonds

On December 3, 2004, Gruma, S.A.B. de C.V. issued U.S.$300 million 7.75% senior unsecured perpetual bonds, which at the time were rated BBB- by Standard & Poor’s Ratings and by Fitch Ratings.  The bonds which have no fixed final maturity date, have a call option exercisable by GRUMA at any time beginning five years after the issue date.  In connection with our refinancing under the Term Loan, the Three-Year Term Loans, the BNP Term Loan and the Refinanced 2005 Facility, Gruma, S.A.B. de C.V. entered into a supplemental indenture on October 21, 2009 that provided holders of our perpetual bonds with an equal and ratable security interest in the Pledged Shares.  As of March 31, 2010 we have not hedged any interest payments on our U.S.$300 million 7.75% senior unsecured perpetual bonds.

Gruma Corporation

In October 2006, Gruma Corporation entered into a U.S.$100 million 5-year revolving credit facility with a syndicate of financial institutions.  The credit facility replaced the U.S.$70 million revolving credit facility which was to mature in June 2007 and was terminated upon the closing of the new facility.  The new facility has an interest rate based on LIBOR plus a spread of 0.35% to 0.45% that fluctuates in relation to Gruma Corporations’ leverage and contains less restrictive provisions than those in the facility replaced.  This Facility contains covenants that limit Gruma Corporation’s ability to merge or consolidate, and require it to maintain:  (1) a ratio of total funded debt to consolidated EBITDA of not more than 3.0:1; and (2) a ratio of consolidated EBITDA to consolidated interest charges of not less than 2.0:1.  In addition, this facility limits Gruma Corporation’s, and certain of its subsidiaries’ ability, among other things, to:  (1) create liens; (2) make certain investments; (3) make certain restricted payments; (4) enter into any agreements that prohibit the payment of dividends; (5) incur additional debt; and (6) engage in transactions with affiliates.

Gruma Corporation is also subject to covenants which limit the amounts that may be advanced to, loaned to, or invested in us under certain circumstances.  Upon the occurrence of any default or event of default under its credit agreements, Gruma Corporation generally would be prohibited from making any cash dividend payments to us.  The covenants described above and other covenants could limit our and Gruma Corporation’s ability to help support our liquidity and capital resource requirements.

Peso Facility

On November 12, 2008, we obtained a Ps 3,367 million peso-denominated two year bullet senior credit facility from Bancomext (Banco Nacional de Comercio Exterior) which we refer as the 2008 Peso Facility.  Bancomext entered into a separate guarantee agreement with the Mexican Government, pursuant to which Banco de México guarantees this facility through a fund that specializes in guaranteeing the debt of the Mexican agricultural sector (Fondo Especial de Asistencia Técnica y Garantía para Créditos Agropecuarios).  In connection with the refinancing of the majority of the Company’s outstanding debt, GRUMA refinanced the 2008 Peso Facility on September 18, 2009 (the “Refinanced Peso Facility”).  The Refinanced Peso Facility has a ten-year tenor maturing in September 2019 and GRUMA is obligated to make quarterly interest payments beginning in December of 2012 corresponding to either 10% or 20% of the outstanding value of the loan pursuant to the amortization schedule.  The interest rate for the Refinanced Peso Facility is 91-day TIIE plus 6.21%. The Refinanced Peso Facility limits our ability, among other things, to transfer or encumber our assets.

Term Loan

We entered into the Term Loan with the Major Derivative Counterparties on October 16, 2009 for an amount of U.S.$668.3 million and a tenor of seven and one-half years, maturing on January 21, 2017.  The interest rate of the Term Loan is LIBOR plus 2.875% through July 20, 2012 with interest escalating to LIBOR plus 3.375% after July 20, 2012, LIBOR plus 3.875% after July 20, 2013, LIBOR plus 4.875% after July 20, 2014, LIBOR plus 5.875% after July 20, 2015 and LIBOR plus 6.875% from July 21, 2016 until the maturity date.  The Term Loan also contains financial covenants and limits GRUMA’s ability to pay dividends or make other distributions and make certain investments or other restricted payments.  Pursuant to the Term Loan, we are required to maintain a leverage ratio no greater than 5.6:1 in 2010, 5.0:1 in 2011, 4.5:1 in 2012, 4.0:1 in 2013, 3.6:1 in 2014, 3:1 in 2015, and 2.5:1 in 2016 and 2017.  Further, we are required to maintain an interest coverage ratio no greater than 2.5:1 prior to December 31, 2010 and no greater than 2.75:1 thereafter.  In addition, the Term Loan also limits our ability, and our subsidiaries’ ability, among other things, to:  in certain cases, (1) create liens; (2) merge or consolidate with other companies or sell substantially all of our assets; (3) engage in transactions with affiliates; (4) guarantee additional indebtedness; (5) make certain changes to corporate documents; (6) dispose of the collateral; (7) make capital expenditures; and (8) incur additional debt..

Three-Year Term Loans

In addition, we entered into the Three-Year Term Loans with Standard Chartered, Barclays, and RBS on October 16, 2009, for an amount of U.S.$22.9 million, U.S.$21.5 million and U.S.$13.9 million, respectively, maturing on July 21, 2012.  The interest rate on the Three-Year Term Loans are LIBOR plus 2.875%.  Pursuant to the Three-Year Term Loans, we are required to maintain leverage ratios and interest coverage ratios consistent with the applicable ratios described above concerning the Term Loan and Refinanced 2005 Facility.  The Three-Year Term Loans also contain financial covenants and limit GRUMA’s ability to pay dividends or make other distributions and make certain investments or other restricted payments.  In addition, the Three-Year Term Loans limit our ability, and our subsidiaries’ ability, among other things, to:  in certain cases, (1) create liens; (2) merge or consolidate with other companies or sell substantially all of our assets; (3) engage in transactions with affiliates; (4) guarantee additional indebtedness; (5) make certain changes to corporate documents; (6) dispose of the collateral; (7) make capital expenditures; and (8) incur additional debt.  The Three-Year Term Loans are unsecured.

BNP Term Loan

On October 16, 2009, we also entered into the BNP Term Loan, as described above for an amount of U.S.$11.8 million, maturing on May 1, 2011.  The BNP Term Loan bears interest at LIBOR plus 2.0%.  Pursuant to the BNP Term Loan, we are required to maintain leverage ratios and interest coverage ratios consistent with the applicable ratios described above concerning the Term Loan, the Refinanced 2005 Facility, and the Three-Year Term Loans.  The BNP Term Loan also contains financial covenants and limits GRUMA’s ability to pay dividends or make other distributions and make certain investments or other restricted payments.  In addition, the BNP Term Loan limits our ability, and our subsidiaries’ ability, in certain cases, among other things, to:  (1) create liens; (2) merge or consolidate with other companies or sell substantially all of our assets; (3) engage in transactions with affiliates; (4) guarantee additional indebtedness; (5) make certain changes to corporate documents; (6) dispose of the collateral; (7) make capital expenditures; and (8) incur additional debt.  The BNP Term Loan is unsecured.

As of December 31, 2009 we were in compliance with all of the covenants and obligations under our existing debt agreements.

We have a significant amount of indebtedness, which requires significant debt service.  Our level of debt could adversely affect our business in a number of ways.  See “Risk Factors—Risks Related to Our Company—Our Substantial Indebtedness could Adversely Affect our Business and, Consequently, our Ability to Pay Interest and Repay our Indebtedness.”

As of March 31, 2010, the Company has committed lines of credit for the amount of U.S.$100 million from banks in Mexico and elsewhere of which we have drawn U.S.$70 million dollars.

At December 31, 2009, we had total outstanding long-term debt aggregating approximately Ps.20,039.9 million (approximately U.S.$1,533.3 million).  Approximately 76% of our long-term debt at such date was dollar-denominated, 23% denominated in Mexican Pesos and the remaining 1% denominated in Honduran lempiras.  Our long-term debt includes mainly U.S.$643.3 million or Ps.8,407.9 million aggregate principal amount under the Term Loan which we obtained in October of 2009, U.S.$46.2 million or Ps.603.8 million aggregate principal amount under the Three-Year Term Loans which we entered into in October 2009, U.S.$3.3 million or Ps.43.1 million aggregate principal amount under the BNP Term Loan which we obtained in October 2009, U.S.$160.1 million or Ps.1,974.0 million aggregate principal amount under the Refinanced 2005 Facility which we refinanced in October 2009, U.S.$257.6 million or Ps.3,367 million aggregate principal amount under the Refinanced Peso Facility which we refinanced in September 2009 and Ps.3,921 million, or U.S.$300 million, aggregate principal amount of the 7.75% senior unsecured perpetual bonds, which we issued in December 2004.

As of December 31, 2009, we had total cash and cash equivalents of Ps.2,008 million.

The following table presents our amortization requirements with respect to our total indebtedness as of December 31, 2009.

Year	In Millions of U.S. Dollars
2010	168.6
2011	205.4
2012	155.2
2013	189.2
2014 and thereafter	983.5
Total	1,701.9

The following table sets forth our ratios of consolidated debt to total capitalization (i.e., consolidated debt plus total stockholders’ equity) and consolidated liabilities to total stockholders’ equity as of the dates indicated.  For purposes of these ratios, consolidated debt includes short-term debt.

Date	Ratio of Consolidated Debt to Total Capitalization	Ratio of Consolidated Liabilities to Total Stockholders’ Equity
December 31, 2008	0.60	3.79
December 31, 2009	0.65	2.72

Capital Expenditures

In 2007, we invested U.S.$204 million, which were mainly applied to Gruma Corporation.  Major capital expenditures were oriented to capacity expansions and upgrades in Gruma Corporation, capacity expansions in GIMSA and Gruma Centroamérica, and the construction of a tortilla plant in Australia.  During 2008, GRUMA’s investments totaled U.S.$235 million, most of which was applied to Gruma Corporation.  Major investments were applied to the construction of tortilla plants in California and Australia and capacity expansions and upgrades in Gruma Corporation.  In 2009, we invested U.S.$87 million in major capital expenditures, which were applied to capacity expansions and upgrades in Gruma Corporation and GIMSA, the completion of a tortilla plant in California and the construction of a wheat mill in Venezuela.

In light of the increase in our debt resulting from losses on derivative instruments during 2009, our capital expenditures will be oriented exclusively to the most material projects and therefore will be lower than what we have invested in recent years.  We have budgeted approximately U.S.$98 million for capital expenditures in 2010, which we intend to use mainly for upgrades at existing plants in Gruma Corporation and GIMSA, including approximately U.S.$18 million which were budgeted for capital expenditures in Gruma Venezuela and expected to be paid for with funds generated from our Venezuelan operations.  We anticipate financing these expenditures throughout the year through internally generated funds.  This capital expenditures budget does not include any potential acquisitions.  During the first quarter of 2010, we spent approximately U.S.$11 million on capital expenditures which were applied mainly to general manufacturing upgrades in Gruma Corporation.  U.S.$2.2 million were applied to capital expenditures in Gruma Venezuela during the first quarter of 2010.

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

Our exposure to risk due to trade receivables is limited given the large number of our customers located in different parts of Mexico, the United States, Central America, Venezuela and Europe.  However, we still maintain reserves for potential credit losses.  Our operations in Venezuela represented approximately 18% of our sales in 2009.  The severe political and economic situation in Venezuela presents a risk to our business that we cannot control and that cannot be accurately measured or estimated.  For example, the Venezuelan government devalued its currency and established a two tier exchange structure on January 11, 2010.  Pursuant to Exchange Agreement No.14, the official exchange rate of the Venezuelan bolívars (“Bs.”) has been devalued from Bs.2.15 to each U.S. dollar to 4.30 for non-essential goods and services and to 2.60 for essential goods.  At this time, we cannot predict the effect that the Venezuelan government’s decision to devalue its currency, or similar decisions the government may take in the future, will have on our suppliers and counterparties.  See “Item 3.  Key Information—Risk Factors—Risks Related to Venezuela—Venezuela Presents Significant Economic Uncertainty and Political Risk.”

Our financial condition and results of operations could be adversely affected since, among other reasons:  (i) 100% of the sales of our operations in Venezuela are denominated in bolívars; (ii) Gruma Venezuela produces products that are subject to price controls; (iii) part of Gruma Venezuela’s sales depend on centralized government procurement policies for its social welfare programs; (iv) we may have difficulties repatriating dividends from Gruma Venezuela, as well as importing some of its requirements for raw materials as a result of the exchange controls, and; (v) Gruma Venezuela may face increasing costs in some of our raw materials due to the implementation of import tariffs.  In the case of some of our raw materials, we may also face increasing costs due to the implementation of import tariffs.  See “Item 3.  Key Information—Risk Factors—Risks Related to Venezuela—Venezuela Presents Significant Economic Uncertainty and Political Risk.”

From time to time, we enter into currency derivative transactions that cover varying periods of time and have varying pricing provisions.  See “Item 11.  Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Rate Risk.”

Our credit exposure on derivatives contracts is primarily to professional counterparties in the financial sector, arising from transactions with banks, investment banks and other financial institutions.  As of June 14, 2010, the Company had no foreign exchange derivative transactions in effect.  See “Item 11.  Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.”

Market Risk

Market risk is the risk of loss generated by fluctuations in market prices such as commodities, interest rates and foreign exchange rates.  These are the main market risks to which we are exposed.

Extreme exchange rate volatility in the financial markets during the last two quarters of 2008 and the first quarter of 2009 resulted in significant fluctuations in the mark-to-market value of GRUMA’s foreign exchange derivative instruments.  As a result, on November 12, 2008 we entered into a loan agreement with Bancomext in the amount of Ps. 3,367 million and applied the proceeds to terminate our commitments arising under all the currency derivative instruments that we had entered into with one of our derivative counterparties and to pay other commitments arising under the currency derivative instruments maturing from the date of such loan agreement with Bancomext.  In addition, the Company converted a total of approximately U.S.$738.3 million dollars owing under our terminated foreign exchange derivative instruments into medium and long-term loans on October 16, 2009, as described above.  See “—Indebtedness.”

As of June 14, 2010, all of the foreign exchange derivative instruments we had entered into with several counterparties with maturities in 2010 and 2011 had either expired by their terms or were terminated by the Company.  As a result, the Company had no foreign exchange derivative transactions in effect.  See “Item 11.  Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.”

RESEARCH AND DEVELOPMENT

We continuously engage in research and development activities that focus on, among other things:  increasing the efficiency of our proprietary corn flour and corn/wheat tortilla production technology; maintaining high product quality; developing new and improved products and manufacturing equipment; improving the shelf life of certain corn and wheat products; improving and expanding our information technology system; engineering, plant design and construction; and compliance with environmental regulations.  We have obtained 57 patents in the United States since 1968, one of which was obtained during the last three years. 20 of these patents are in force and effect in the United States as of the date hereof and the remaining 37 have expired.  We currently have 6 new patents in process, 3 in the United Sates and 3 in other countries.  Additionally, 6 of our registered patents are currently in the process of being published in other countries.

Our research and development is conducted through our subsidiaries INTASA, Tecnomaíz and CIASA.  Through Tecnomaíz, we engage in the design, manufacture and sale of machines for the production of corn/wheat tortillas and tortilla chips.  We carry out proprietary technological research and development for corn milling and tortilla production as well as all engineering, plant design and construction through INTASA and CIASA.  These companies administer and supervise the design and construction of our new plants and also provide advisory services and training to employees of our corn flour and tortilla manufacturing facilities.  We spent Ps.65 million, Ps.94 million and Ps.92 million on research and development in 2007, 2008 and 2009, respectively.

TREND INFORMATION

Our financial results will likely continue to be influenced by factors such as changes in the level of consumer demand for tortillas and corn flour, government policies regarding the Mexican tortilla and corn flour industry, and the cost of corn, wheat and wheat flour.  In addition, we expect our financial results in 2010 to be influenced by:

•                  our ability to effectively manage our liquidity requirements in connection with our increased leverage;

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

•                  civil and political unrest, currency devaluation and other governmental economic policies in Venezuela which may negatively affect the profitability of Gruma Venezuela; and

•                  unfavorable general economic conditions in the United States and globally, such as the recession or economic slowdown, which could negatively affect the affordability of and consumer demand for some of our products.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2009 we do not have any outstanding off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

We have commitments under certain firm contractual arrangements to make future payments for goods and services.  These firm commitments secure the future rights to various assets to be used in the normal course of operations.  For example, we are contractually committed to make certain minimum lease payments for the use of property under operating lease agreements.  In accordance with Mexican FRS, the future rights and obligations pertaining to such firm commitments are not reflected as assets and liabilities on the accompanying consolidated balance sheets.  The following table summarizes separately our material firm commitments at December 31, 2009 and the timing and effect that such obligations are expected to have on our liquidity and cash flow in the future periods.  In addition, the table reflects the timing of principal and interest payments on outstanding debt, which is discussed in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”  We expect to fund the firm commitments with operating cash flow generated in the normal course of business.

Contractual Obligations and Commercial Commitments	Total		Less than 1 Year		From 1 to 3 Years		From 3 to 5 Years		Over 5 Years
	(in millions of U.S. dollars)
Long-term debt obligations	1,533.3		—		360.6		380.5		792.2
Operating lease obligations(1)	109.3		38.5		45.7		15.2		9.9
Purchase obligations(2)	155.7		155.7		—		—		—
Interest payments on our indebtedness (3)	389.8		87.0		141.1		114.1		47.6
Other liabilities(4)	168.6		168.6		—		—		—
Total	2,356.7		449.8		547.4		509.8		849.7
Total in millions of peso equivalent amounts	Ps.	30,802	Ps.	5,879	Ps.	7,155	Ps.	6,663	Ps.	11,106

(1) Operating lease obligations primarily relate to minimum lease rental obligations for our real estate and operating equipment in various locations.

(2) Purchase obligations relate to our minimum commitments to purchase commodities, raw materials, machinery and equipment.

(3) In the determination of our future estimated interest payments on our floating rate denominated debt, we used the interest rates in effect as of December 31, 2009.

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

Net income (loss) under U.S. GAAP amounted to Ps.2,107.7 million in 2007, Ps.(11,778.9) million in 2008, and Ps.1,545.6 million in 2009 compared with majority net income under Mexican FRS of Ps.2,233.3 million in 2007, loss of Ps.12,339.8 million in 2008 and Ps.1,528.9 million in 2009.

Stockholders’ equity under U.S. GAAP amounted to Ps.9,678.7 million in 2008 and Ps.10,946.2 million in 2009 compared with stockholders’ equity under Mexican FRS of Ps.9,281.5 million in 2008 and Ps.11,811.6 million in 2009.  Under U.S. GAAP, starting January 1, 2009, the Company adopted the provisions contained in the FASB’s revised standard on accounting for noncontrolling interests.  Therefore, the Company reclassified noncontrolling interest to a separate component of stockholders’ equity.  This reclassification applies retrospectively to all periods.  See Note 21 to our audited consolidated financial statements for a further discussion of the adjustments under U.S. GAAP.

New Accounting Standards

New Accounting Pronouncements under Mexican FRS

The CINIF issued during December 2009, a series of Mexican Financial Reporting Standards (MFRS) and Interpretations (INIF) which become effective as of January 1, 2010, with exception of the INIF 18 which became effective as of December 7, 2009 and the MFRS B-5 and B-9 which will become effective as of January 1, 2011.

Such MFRS and interpretations are not considered to have a material impact in the financial information presented by the Company:

MFRS B-5 “Financial Information by Segments.”  Establishes the general standards to disclose financial information by segments, additionally it allows the user of such information to analyze the entity as management does and allows to present information by segment more consistent with its financial statements.  This standard will leave Bulletin B-5 Financial Information by Segment without effect, which will be effective until December 31, 2010.

MFRS C-1 “Cash and cash equivalents.”  Establishes general standards on the accounting treatment and disclosure of cash, restricted cash and available for sale investments, it also introduces new terminology to make it consistent with other MFRS previously issued.   This standard leaves Bulletin C-1, Cash without effect, which was effective until December 31, 2009.

INIF 17 “Service concession contracts.”   The INIF 17 removes the inconsistency between MFRS D-6 Capitalization of the comprehensive financial result and Bulletin D-7 Contracts of construction and manufacturing of some equity goods, concerning the accounting treatment of the comprehensive financial result in the event of recognition of an intangible asset during the construction phase, for service concession contracts.

INIF 18 “Recognition of effects of the Tax Reform 2010 in the Income tax.”   The INIF 18, was issued to give response to diverse questioning of the financial information preparations related with the Tax Reform 2010 effects, especially for the changes established in the tax consolidation regime and modifications to the Income tax rate.

Recently Issued U.S. Accounting Standards

Transfers and Servicing (ASC 860), Accounting for Transfers of Financial Assets (ASU 2009-16):

The FASB issued ASU 2009-16 in December 2009. This standard became effective for the Company on January 1, 2010. ASU 2009-16 changes how companies account for transfers of financial assets and eliminates the concept of qualifying special-purpose entities. Adoption of the guidance is not expected to have an impact on the Company’s results of operations or financial position.

Consolidation (ASC 810), Improvements to Financial Reporting by Enterprises Involved With Variable Interest Entities (ASU 2009-17):

The FASB issued ASU 2009-17 in December 2009. This standard became effective for the Company on January 1, 2010. ASU 2009-17 requires the enterprise to qualitatively assess if it is the primary beneficiary of a variable-interest entity (VIE), and, if so, the VIE must be consolidated. Adoption of the standard is not expected to have a material impact on the Company’s results of operations or financial position.

Fair Value Measurements and Disclosures (ASC 820), Improving Disclosures about Fair Value Measurements (ASU 2010-06)

The FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures” in January 2010. This update provides amendments to Subtopic 820-10 related to new disclosures and clarification of existing disclosures. This ASU should be effective for annual and interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity between purchases, sales, issuances, and settlements on a gross basis. That requirement is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Adoption of the standard is not expected to have a material impact on the Company’s results of operations or financial position.

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

The board of directors, which was elected at the Ordinary General Shareholders’ Meeting held on April 29, 2010, currently consists of 15 directors, with each director having a corresponding alternate director.  The following table sets forth the current members of our board of directors, their ages, years of service, principal occupations, outside directorships, other business activities and experience, their directorship classifications as defined in the Code of Best Corporate Practices issued by a committee formed by the Consejo Coordinador Empresarial, or Mexican Entrepreneur Coordinating Board, and their alternates.  The terms of their directorships are for one year, or for up to thirty additional days if no designation of their substitute has been made or if the substitute has not taken office.

Roberto González Barrera	Age:	79
	Years as Director:	28
	Principal Occupation:	Chairman of the Board of GRUMA and GIMSA and Chief Executive Officer of GRUMA
	Outside Directorships:

Chairman of the boards of Grupo Financiero Banorte, Banco Mercantil del Norte, Fundación GRUMA, Fundación Banorte and Patronato de Cerralvo, Director of Patronato del Hospital Infantil de México and Fondo Chiapas.

	Directorship Type:	Shareholder, related
	Alternate:	Roberto González Moreno

Juan Diez-Canedo Ruiz	Age:	59
	Years as Director:	5
	Principal Occupation:	Chief Executive Officer of Financiera Local
	Outside Directorships:	Director of GIMSA, member of the audit and corporate governance committees of GRUMA and GIMSA.
	Business Experience:

Chief Executive Officer of Fomento y Desarrollo Comercial, Alternate director of Grupo Financiero Banorte and Banco Mercantil del Norte, Chief Executive Officer of Cintra, Executive Vice President of GRUMA and Grupo Financiero Banorte, Banking Director of Grupo Financiero Probursa, Alternate Chief Executive Officer of Banco Internacional.

	Directorship Type:	Independent
	Alternate:	Felipe Diez-Canedo Ruiz

José de la Peña y Angelini	Age: Years as Director: Principal Occupation: Outside Directorships: Business Experience: Directorship Type: Alternate:

61

1

Chief Executive Officer of Autos Soni Corporation

None

Chief Executive Officer of OBAMA Corporation, President of the Mexico office of FCB Worldwide, Chief Operating Officer of Chrysler de México, Executive Vice President Sales and Marketing of GRUMA, Chief Operating Officer of Gruma Latin America.

Independent

Mario Ernesto Medina Ramírez

Juan Antonio González Moreno	Age:	52
	Years as Director:	16
	Principal Occupation:	Chief Executive Officer of Gruma Asia and Oceania
	Outside Directorships:	Alternate director of Grupo Financiero Banorte and Banco Mercantil del Norte, Chairman of the Board and Chief Executive Officer of Car Amigo USA.
	Business Experience:

Senior Vice President of Special Projects of Gruma Corporation, President of Corn Flour operations of Gruma Corporation, Vice President of Central and Eastern Regions of Mission Foods, President and Vice President of Sales of Azteca Milling, Chief Operating Officer of GIMSA.

	Directorship Type:	Shareholder, related
	Alternate:	Roberto González Valdés

Bertha Alicia González Moreno	Age:	56
	Years as Director:	2
	Principal Occupation:	Honorary Life President of Patronato para el Fomento Educativo y Asistencial de Cerralvo
	Outside Directorships:	Director of Grupo Financiero Banorte, Centro Educativo Universitario Panamericano, Adanec, and Grafo Industrial.
	Business Experience:	Owner and Chief Executive Officer of Uniformes Profesionales de Monterrey and Comercializadora B.A.G.M.
	Directorship Type:	Shareholder, related
	Alternate:	Ricardo González Valdés

Federico Gorbea Quintero	Age:	47
	Years as Director:	3
	Principal Occupation:	President and General Manager of Archer Daniels Midland México
	Outside Directorships:	Chairman of the Board of Terminales de Carga Especializadas, director of Asociación de Proveedores de Productos Agropecuarios de México.

	Business Experience:	President and General Manager of Compañía Continental de México.
	Directorship Type:	Shareholder, independent
	Alternate:	Steve Mills

Carlos Hank Rhon	Age:	62
	Years as Director:	16
	Principal Occupation:	Chairman of the Board of Grupo Financiero Interacciones
	Outside Directorships:	Chairman of the Board of Grupo Hermes and Grupo Coin/La Nacional
	Business Experience:	Chairman of the Board of Laredo National Bancshares, director of Banamex-Accival and Mexican Stock Exchange.
	Directorship Type:	Related
	Alternate:	Carlos Hank González

Mario Laborín Gómez	Age: Years as Director: Principal Occupation: Outside Directorships: Business Experience: Directorship Type: Alternate:

58

1

Chairman of the Board, ABC Holding

Director of CYDSA, XIGNUX, and Megacable.

Chief Executive Officer of Bancomext (Exim-bank), Nacional Financiera, Bancomer and Grupo Vector.

Independent

Alan Castellanos Carmona

Juan Manuel Ley López	Age:	77
	Years as Director:	16
	Principal Occupation:	Chairman of the Board of Casa Ley and Chief Executive Officer of Grupo Ley
	Outside Directorships:	Director of Grupo Financiero Banamex-Accival and Telmex.
Business Experience:

Chief Executive Officer of Casa Ley, Chairman of the Board of the Latin American Association of Supermarkets, Sinaloa-Baja California Consultant Council of Grupo Financiero Banamex-Accival and National Association of Supermarket and Retail Stores.

	Directorship Type:	Independent
	Alternate:	Fernando Aguilar Rosas

Bernardo Quintana Isaac	Age:	68
	Years as Director:	15
	Principal Occupation:	Chairman of the Board of Empresas ICA
	Outside Directorships:	Director of BANAMEX and CEMEX, among others.
	Business Experience:	Chief Executive Officer of Empresas ICA.
	Directorship Type:	Independent
	Alternate:	Diego Quintana Kawage

Juan A. Quiroga García	Age:	60
	Years as Director:	4
	Principal Occupation:	Chief Corporate Officer of GRUMA
	Outside Directorships:	Director of GIMSA
	Business Experience:	Vice President of Administration of Gruma Corporation, Chief Administrative and Internal Auditing Officer of GRUMA, Vice President of Operations Control of Gruma Corporation.
	Directorship Type:	Shareholder, related
	Alternate:	Raúl A. Peláez Cano

Ismael Roig	Age:	42
	Years as Director:	3
	Principal Occupation:	Vice President Strategic Planning and Business Development of Archer Daniels Midland Company
	Outside Directorships:	None

	Business Experience:	Treasurer and Controller of GM do Brasil, Regional Treasury Director, GM European Regional Treasury Center, manager, GM Asia Pacific Regional Treasury Center and GM New York Treasurer’s Office.
	Directorship Type:	Shareholder, independent
	Alternate:	David J. Smith

Alfonso Romo Garza	Age:	59
	Years as Director:	16
	Principal Occupation:	Chairman of the Board and Chief Executive Officer of Plenus
	Outside Directorships:	Director of CEMEX, Synthetic Genomics and Donald Danforth Plant Science Center.
Business Experience:

Investor in different industries and companies. He has been involved in the food and beverage, telecommunications, information technology, insurance and financial services, agro-biotechnology, agriculture and real estate industries.

	Directorship Type:	Independent
	Alternate:	Adrián Rodríguez Macedo

Adrián Sada González	Age:	65
	Years as Director:	16
	Principal Occupation:	Chairman of the Board of Vitro
	Outside Directorships:	Director of ALFA, CYDSA, Regio Empresas, Consejo Mexicano de Hombres de Negocios, and Grupo de Industriales de Nuevo León.
	Business Experience:	Chairman of the Board of Grupo Financiero Serfin, Chief Executive Officer of Banpais.
	Directorship Type:	Shareholder, independent
	Alternate:	Manuel Güemes de la Vega

Javier Vélez Bautista	Age:	53
	Years as Director:	8
	Principal Occupation:	Chief Executive Officer of Chiapas Organic Holdings
	Outside Directorships:	Director of GIMSA, Chiapas Organic Holdings and Financiamiento Progresemos, member of the audit and corporate governance committees of GRUMA and GIMSA.
	Business Experience:	Chief Executive Officer of ValueLink, Chief Executive Officer of Nacional Monte de Piedad, Executive Vice President and Chief Financial Officer of GRUMA, project director at Booz Allen Hamilton.
	Directorship Type:	Independent
	Alternate:	Jorge Vélez Bautista

Mr. Roberto González Moreno, Ms. Bertha Alicia González Moreno, and Mr. Juan Antonio González Moreno, members of our board of directors are children of Mr. Roberto González Barrera, Chairman of our board of directors and our Chief Executive Officer.  Mr. Carlos Hank Rhon, a member of our board of directors, is the son-in-law of Mr. Roberto González Barrera.  Mr. Carlos Hank González, an alternate member of our board of directors, is the son of Carlos Hank Rhon and the grandson of Mr. Roberto González Barrera.  Furthermore, Mr. Roberto González Valdez and Mr. Ricardo González Valdez, alternate members of our board of directors, are sons of Mr. Roberto González Moreno and grandsons of Mr. Roberto González Barrera.

Secretary

The secretary of the board of directors is Mr. Salvador Vargas Guajardo, and his alternate is Mr. Guillermo Elizondo Ríos.  Mr. Vargas Guajardo is not a member of the board of directors.

Senior Management

The following table sets forth our executive officers, their ages, years of service, current positions, and prior business experience:

Roberto González Barrera	Age:	79
	Years as Executive Officer:	61
	Years at GRUMA:	61
	Current Position:	Chief Executive Officer
	Business Experience:	Founder and Chairman of the Board of GRUMA and Chairman of the board of Grupo Financiero Banorte.

Nicolás Constantino Coppola	Age:	62
	Years as Executive Officer:	4
	Years at GRUMA:	10
	Current Position:	Managing Director, Gruma Venezuela
	Business Experience:

Vice President Sales and Exports and National Commercialization Manager of the Beverage Division of the Polar’s Group, Director of Sales for the Reynolds Company, National Manager of Sales for Warner Lambert of Venezuela and for the Aliven Company (Best Foods).

Leonel Garza Ramírez	Age:	60
	Years as Executive Officer:	11
	Years at GRUMA:	24
	Current Position:	Chief Procurement Officer
	Business Experience:	Manager of Quality and Corn Procurement and Vice President of Corn Procurement at GRUMA, Chief Procurement Officer at GAMESA, Quality Control Manager at Kellogg de México.

Roberto González Alcalá	Age:	46
	Years as Executive Officer:	8
	Years at GRUMA:	15
	Current Position:	President, Gruma México and Latin America
	Business Experience:

Managing Director of GIMSA. Several positions within GRUMA’s Central American operations, including Chief Operating Officer, President of the Tortilla Division in Costa Rica. President of the Corn Division in Central America.

Juan Antonio González Moreno	Age:	52
	Years as Executive Officer:	6
	Years at GRUMA:	30
	Current Position:	Chief Executive Officer, Gruma Asia and Oceania
	Business Experience:

Senior Vice President of Special Projects of Gruma Corporation, President of Corn Flour Operations of Gruma Corporation, Vice President of Central and Eastern Regions of Mission Foods, President and Vice President of Sales of Azteca Milling, Chief Operating Officer of GIMSA.

Roberto González Valdés	Age:	34
	Years as Executive Officer:	3
	Years at GRUMA:	5
	Current Position:	Managing Director, Gruma Centroamérica
	Business Experience:	Special projects manager at Gruma Centroamérica, Assistant to the Chairman of the Board and Chief Executive Officer of GRUMA, Founder of Soliq, Consultant at Booz Allen Hamilton.

Sylvia Hernández Benítez	Age:	45
	Years as Executive Officer:	7
	Years at GRUMA:	7
	Current Position:	Chief Marketing Officer
	Business Experience:

Senior Vice President of Marketing for Gruma Latin America; Executive Vice President at FCB Worldwide; different positions at Chrysler de México, including General Marketing Manager, Marketing Manager for automobiles, Brand Manager for imported automobiles and MOPAR brand coordinator.

Homero Huerta Moreno	Age:	47
	Years as Executive Officer:	8
	Years at GRUMA:	25
	Current Position:	Chief Administrative Officer
	Business Experience:	Various positions within GRUMA including Finance and Administrative Vice President of Gruma Venezuela.

Heinz Kollmann	Age:	40
	Years as Executive Officer:	4
	Years at GRUMA:	4
	Current Position:	Chief Technology Officer, Wheat Flour Production
	Business Experience:

Technical Director of MAISCAM in Camerun, Head miller for BUHLER in Uzwil, Switzerland; Responsible Technician for Argentina, Uruguay, Paraguay, Peru and Bolivia for BUHLER in its Buenos Aires branch office; Production Manager and Special Project Manager for GRAMOVEN/ CARGILL in Venezuela; Production Manager and Special Project Manager for Harinera La Espiga in Mexico.

Raúl Alonso Peláez Cano	Age:	49
	Years as Executive Officer:	5
	Years at GRUMA:	5
	Current Position:	Chief Financial Officer
	Business Experience:	Several executive positions at different companies including Industrias Resistol, General Electric de México, and Banco Nacional de México.

Juan Antonio Quiroga García	Age:	60
	Years as Executive Officer:	12
	Years at GRUMA:	37
	Current Position:	Chief Corporate Officer
	Other Positions:	Senior Corporate Controller of GIMSA
	Business Experience:	Vice President of Administration of Gruma Corporation, Chief Administrative and Internal Auditing Officer of GRUMA, Vice President of Operations Control of Gruma Corporation.

Juan Fernando Roche	Age:	55
	Years as Executive Officer:	4
	Years at GRUMA:	4
	Current Position:	President of Mission Foods
	Business Experience:

Founding Partner, CEOBOARD LLP, Florida; President Northern Latin America and President Europe, Middle East & Africa, Nabisco; Chief Executive Officer of MAVESA in Venezuela. Other positions in MAVESA: Chief Financial Officer, Supply Chain Management, Group Product Manager.

Felipe Rubio Lamas	Age:	52
	Years as Executive Officer:	8
	Years at GRUMA:	27
	Current Position:	Chief Technology Officer, Corn Flour and Tortilla Production
	Business Experience:	Several managerial and Vice President positions within Gruma Corporation related to manufacturing processes and design and construction of production facilities.

Fernando Solís Cámara y Jiménez Canet	Age: Years as Executive Officer: Years at GRUMA: Current Position: Business Experience:

51

1

1

Director of Corporate Communication and Image

Chief Financial Officer of Sare Holding and Alta Consultoría, several positions in Mexican Federal Government, including Undersecretary at the Ministry of Political Affairs and National Commissioner of Immigration.

Salvador Vargas Guajardo	Age:	57
	Years as Executive Officer:	13
	Years at GRUMA:	13
	Current Position:	General Counsel
	Other Positions:	General Counsel of GIMSA
	Business Experience:	Positions at Grupo Alfa, Protexa and Proeza, senior partner of two law firms, including Rojas-González-Vargas-De la Garza y Asociados.

Mr. Roberto González Alcalá, President of Gruma México and Latin America, and Mr. Juan Antonio González Moreno, Chief Executive Officer of Gruma Asia and Oceania, are sons of Mr. Roberto González Barrera,  Chairman of our board of directors and our Chief Executive Officer.  Mr. Roberto González Valdés, Managing Director of Gruma Centroamérica, is the son of Mr. Roberto González Moreno, alternate member of our board of directors, and the grandson of Mr. Roberto González Barrera.  Mr. Homero Huerta Moreno, our Chief Administrative Officer, is the cousin of Mr. Juan Antonio González Moreno, Mr. Roberto González Moreno, and Ms. Bertha Alicia González Moreno, members of our board of directors.

Audit and Corporate Governance Committees

As required by the Mexican Securities Law, the Sarbanes-Oxley Act of 2002 and our bylaws, an audit committee and a corporate governance committee were appointed by the meeting of the board of directors held on April 28, 2010.  Members of the audit and corporate governance committees were selected from members of the board of directors.  Consequently, as required by the Mexican Securities Law and our bylaws, a chairman for each committee was elected by the General Ordinary Shareholders’ Meeting held on April 29, 2010, from among the members appointed by the board.

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

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Members of the board of directors are paid a fee of Ps.35,000 for each board meeting they attend.  Additionally, members of the audit and corporate governance committees are paid a fee of Ps.35,000 for each committee meeting they attend.

For 2009, the aggregate amount of compensation paid to all directors, alternate directors, executive officers and audit and corporate governance committees members was approximately Ps.132.9 million (in nominal terms).  The contingent or deferred compensation reserved as of December 31, 2009 was Ps.41.8 million (in nominal terms).

We offer an Executive Bonus Plan that applies to managers, vice presidents, and executive officers.  The variable compensation under this plan can range from 20% to 100% of annual base compensation, depending upon the employee’s level, his individual performance and the results of our operations.

EMPLOYEES

As of December 31, 2009, we had a total of 19,093 employees, including 12,019 unionized and 7,074 non-unionized full- and part-time employees.  Of this total, we employed 7,258 persons in Mexico, 6,317 in the United States, 2,006 in Central America, 2,182 in Venezuela, 698 in China and Australia, and 632 in Europe.  Total employees for 2007 and 2008 were 18,767 and 19,060, respectively.  Of our total employees as of December 31, 2009, approximately 37% were white-collar and 63% were blue collar.

In Mexico, workers at each of our plants are covered by a separate contract, under which salary revisions take place once each year, usually in January or February.  Non-salary provisions of these contracts are revised bi-annually.  We renewed agreements with the three unions that represent our workers in 2008.

In the United States, Gruma Corporation has four collective bargaining agreements that represent a total of 416 workers at four separate facilities (Pueblo, Tempe, Madera and Henderson).  We renewed one agreement in January of 2008.  In 2009, workers at our Hayward plant petitioned to unionize.  Ultimately, the workers at this plant withdrew their petition.

In England, we have one collective bargaining agreement covering 25 employees at a facility, which is renewed every 12 months.

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

SHARE OWNERSHIP

The following Directors and Senior Managers have GRUMA shares which in each case represent less than 1% of our capital stock: Ms. Bertha Alicia González Moreno, Mr. Juan Antonio Quiroga García, and Mr. Leonel Garza Ramírez.  In addition, Mr. Roberto González Barrera owns directly and indirectly 279,301,152 shares representing approximately 49.6% of our outstanding shares.

ITEM 7.                             Major Shareholders And Related Party Transactions.

MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our capital stock as of April 29, 2010 (which consists entirely of Series B Shares) with respect to Mr. González Barrera and Archer-Daniels-Midland and its affiliates, the only shareholders we know to own beneficially more than 5% of our capital stock, as well as our directors and executive officers as a group and other shareholders.  See “Item 9.  The Offer and Listing” for a further discussion of our capital stock.  With the exception of Archer-Daniels-Midland’s right to appoint two members of our board of directors, and their corresponding alternates, the major shareholders do not have different or preferential voting rights with respect to those shares they own.  As of April 29, 2010, our Series B shares were held by 607 record holders in Mexico.

Name	Number of Series B Shares		Percentage of Outstanding Shares
Roberto González Barrera and family (1)	282,937,052		50.20%
Archer-Daniels-Midland (2)	130,901,630		23.22%
Directors and Officers as a Group (3)	87,545		0.02%
Other shareholders	149,724,482		26.56%

Total	563,650,709	(4)	100%

(1)  The shares beneficially owned by Mr. González Barrera and his family include:  185,823,216 shares held directly by Mr. González Barrera; 63,452,140 shares held indirectly by Mr. González Barrera through a trust controlled by him; 30,025,796 shares held by him through a Mexican corporation jointly owned with Archer-Daniels-Midland and controlled by him; and 3,635,900 shares held by Ms. Bertha Alicia González Moreno.

(2)  Of the shares beneficially owned by Archer-Daniels-Midland, 2,630,716 are held through its Mexican subsidiary, and 24,566,561 shares are held through a Mexican corporation jointly owned with Mr. González Barrera and controlled by Mr. González Barrera.  Mr. González Barrera has sole authority to determine how these shares are voted, and the shares cannot be transferred without the consent of both Archer-Daniels-Midland and Mr. González Barrera.

(3)  This group does not include the shares beneficially owned by Mr. Roberto González Barrera and Ms. Bertha Alicia González Moreno, members of our board of directors.

(4)  As of April 29, 2010, our capital stock was represented by 565,174,609 issued Series B, class I, no par value shares (“Series B shares”), of which 563,650,709 shares were outstanding, fully subscribed and paid, and 1,523,900 shares were held in our treasury.

Mr. González Barrera and his family control approximately 54.56% of our outstanding shares and therefore have the power to elect a majority of our 15 directors.  In addition, under Mexican law, any holder or group of holders representing 10% or more of our capital stock may elect one director.  Under our bylaws and the Archer-Daniels-Midland association, as long as Archer-Daniels-Midland owns at least 20% of our capital stock, it will have the right to designate two members of our board of directors and their corresponding alternates.

Under the terms of our agreement, Archer-Daniels-Midland may not, without the consent of Mr. Roberto González Barrera, the Chairman of our board of directors, acquire additional shares of us.

On May 20, 2008, we completed a preemptive rights offering in Mexico to our non-U.S. shareholders, pursuant to which we issued 82,624,657 of our Series B shares.  Company shareholders exercising their preemptive rights paid for and acquired the shares at a price of Ps.25.55 per share for a combined offering total of Ps.2,111,060,000.  Rights to acquire the shares were not offered to U.S. persons, nor in any other jurisdiction outside of Mexico.  Prior to the preemptive rights offering, Mr. González Barrera and his family controlled, directly and indirectly, approximately 50.9% of our outstanding shares, and Archer-Daniels-Midland, directly and indirectly, owned approximately 27.1% of our outstanding shares and controlled the right to vote approximately 22% of our outstanding shares.  Archer-Daniels-Midland did not participate in the rights offering.  As of April 29, 2010, Archer-Daniels-Midland, directly and indirectly, owned approximately 23.22% of our outstanding shares and controlled the right to vote approximately 18.87% of our outstanding shares.

We have been informed that Mr. González Barrera has pledged or has been required to pledge part of his shares in us as collateral for loans made to him.  In the event of a default, should the lenders enforce their rights with respect to these shares, Mr. González Barrera and his family could lose their controlling interest in us.  In addition, Mr. González Barrera must give Archer-Daniels-Midland a right of first refusal on any sale of his GRUMA shares if at the time of the sale, he owns, or as a result of the sale will own, less than 30% of our outstanding shares.  Should Archer-Daniels-Midland exercise its right, then it could control us.  Archer-Daniels-Midland must also give Mr. González Barrera a right of first refusal on any sale of our shares.

We are not aware of any significant changes in the percentage of ownership of any shareholders which held 5% or more of our outstanding shares during the past three years.

RELATED PARTY TRANSACTIONS

The transactions set forth below were made in the ordinary course of business, on substantially the same terms as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

Transactions with Subsidiaries

We periodically enter into short-term credit arrangements with our subsidiaries, where we provide them with funds for working capital at market interest rates.

At their peak on October 10, 2009, the outstanding balance of loans from GIMSA to GRUMA were Ps.1,730.4 million in nominal terms.  As of May 14, 2010, we owed GIMSA Ps.1,089 million in nominal terms.  The average interest rate for this year up to May 14, 2010 has been 10.9% for loans in pesos.

In September of 2001, Gruma Corporation started to make loans to us which, at their peak on September 29, 2009, reached the amount of U.S.$100.0 million.  We borrowed money from Gruma Corporation at an average rate of 1% during 2009.  As of November 2009, we had paid off the balance of our loans owing to Gruma Corporation and as of June 2010 we have no outstanding balance owing to Gruma Corporation.

Upon an event of default as stipulated under the relevant financing agreements, all accounts payable to GRUMA in respect of intercompany debt are to be deposited in a Mexican trust.  The proceeds from any such payment in respect of intercompany debt may be held in such Mexican trust until the event of default is remedied.

Transactions with Archer-Daniels-Midland

We entered into an association with Archer-Daniels-Midland in September 1996.  As a result of this association, (i) we received U.S.$258.0 million in cash, (ii) GRUMA and Archer-Daniels-Midland combined their U.S. corn flour operations under Azteca Milling, our wholly-owned U.S. corn flour operations, and, as a result, Archer-Daniels-Midland received a 20% partnership interest in Azteca Milling, and (iii) we received 60% of the capital stock of Molinera de México, Archer-Daniels-Midland’s wholly-owned Mexican wheat milling operations.  We also gained exclusivity rights from Archer-Daniels-Midland in specified corn flour and wheat flour markets.  In return, Archer-Daniels-Midland received 74,696,314 of our then newly issued shares, which represented approximately 22% of our total outstanding shares at that time, and 20% partnership interest in Azteca Milling, and retained 40% of the capital stock of Molinera de México.  Archer-Daniels-Midland also obtained the right to designate two of our 15 directors and their corresponding alternates.  In addition, Archer-Daniels-Midland acquired 5% of MONACA.  Archer-Daniels-Midland has designated Federico Gorbea, President and Chief Operating Officer of Archer-Daniels-Midland’s operations in México, and Ismael Roig, Vice President of Planning and Business Development, as members of our board of directors.  Archer-Daniels-Midland has elected David J. Smith, its Senior Vice President, Secretary and General Counsel, and Steve Mills its Group Vice President and Controller, to serve as alternates for Mr. Gorbea and Mr. Roig, respectively.  As of April 29, 2010, Archer-Daniels-Midland, directly and indirectly, owned approximately 23.22% of our outstanding shares and controlled the right to vote approximately 18.87% of our outstanding shares.

During 2007, 2008 and 2009, we purchased U.S.$133 million, U.S.$183 million and U.S.$159 million, respectively, of inventory, including primarily wheat and corn, from Archer-Daniels-Midland Corporation, a shareholder, at market rates and terms.  For more information regarding these transactions, please see “Item 4.  Information on the Company—Business Overview—Gruma Venezuela.”

Other Transactions

As of December 31, 2009 we hold approximately 8.8% of the capital stock of GFNorte, a Mexican financial institution.  In the normal course of business, we may obtain financing from GFNorte’s subsidiaries at market rates and terms.  For the past seven years, the highest outstanding loan amount has been Ps.162 million (in nominal terms) with an average interest rate of 8.9% in December 2003.

We have insurance contracts in place with Seguros Banorte Generali, S.A. de C.V., a subsidiary of GFNorte, to manage certain risks associated with some of our subsidiaries.  In 2008 and 2009, we paid insurance premiums of approximately Ps.49,488 and Ps.112,563, respectively.

As of December 31, 2008 and 2009, we have accounts receivable due from companies affiliated with Ricardo Fernández Barrueco, the former minority stockholder of our Venezuelan subsidiaries, of Ps.84,146 and Ps.500,669, respectively.  Additionally, we have accounts payable due to Ricardo Fernández Barrueco, included in trade accounts of Ps.12,375 and Ps.6,658, respectively.  See “—Risks Related to Venezuela—One of our Subsidiaries in Venezuela is Currently Involved in Expropriation Proceedings and our Remaining Subsidiary in Venezuela is Subject to Expropriation.”

ITEM 8.                             Financial Information.

See “Item 18.  Financial Statements.”  For information on our dividend policy, see “Item 3. Key Information—Selected Financial Data—Dividends.”  For information on legal proceedings related to us, see “—Legal Proceedings.”

LEGAL PROCEEDINGS

In the ordinary course of business, we are party to various legal proceedings, none of which has had or we reasonably expect will have a material adverse effect on us.

United States

Distributor Arbitrations and Litigations.

In November 2001, one of GRUMA’s distributors filed a putative class action lawsuit against Gruma Corporation (Dennis Johnson and Arnold Rosenfeld et al v. Gruma Corporation).  The case was removed from California state court to federal court.  In April 2005, the United States District Court, based upon a recent U.S. Supreme Court decision, ordered that the claims be referred to arbitration in Los Angeles and that the arbitrator decide whether the matter should proceed as a class action.  An additional distributor subsequently joined the arbitration as a claimant.  The arbitrator has made a preliminary ruling that a class of approximately 1,120 California distributors will be certified, but a final certification order has not yet been entered.  The claims, as amended, allege that:  (i) Gruma Corporation breached its agreements with its distributors; (ii) Gruma Corporation’s distributors are actually employees; (iii) Gruma Corporation has failed to make wage and other payments required for employees; (iv) Gruma Corporation has violated California’s labor, antitrust, and unfair competition statutes; and (v) Gruma Corporation has otherwise committed fraud and negligent misrepresentations.  The arbitrator subsequently dismissed the antitrust claims.  The plaintiffs seek damages and equitable relief, but have not yet specified the total amount of damages sought.  The arbitrator has indicated that trial will be held in two phases.  The first phase to determine the existence of any liability began on April 28, 2008 and finished on May 21, 2008.  On August 12, 2008, the arbitrator issued his final award in writing finding that the distributors are properly classified as independent contractors and denying all relief.  In November 2008, the District Court affirmed the award on all grounds and plaintiffs have appealed the confirmation to the Court of Appeals for the Ninth Circuit.  The Ninth Circuit heard oral arguments on March 4, 2010 and we are awaiting the Court’s decision.

In April 2007, GRUMA was named in a class action suit, Enrique Garza, et al. v. Gruma Corporation doing business as Mission Foods, filed in the United States District Court for the Northern District of California, San Jose Division.  The plaintiffs assert that they were induced to enter into distributor agreements and to pay for routes by false statements and that GRUMA breached the distributor agreements by arbitrarily taking their routes, shuffling around the routes, reselling the routes to others, and failing to adequately compensate the plaintiffs.  The plaintiffs also asserted a Racketeer Influenced and Corrupt Organizations (RICO) violation under 18 U.S. Code §§ 1962 et seq.  Plaintiffs seek an unspecified amount of damages and injunctive relief.  On July 24, 2008, the Court dismissed the RICO claims with prejudice.  In July 2009, the district court granted GRUMA’s motion for summary judgment and denied plaintiff’s motion for class certification.  Plaintiffs have not yet filed their appeal and have requested an extension.  We intend to vigorously defend against this action.

Labor and Employment Related Claims.

On March 24, 2009, Guadalupe Arevalo, a former employee, filed a class action complaint for damages and equitable relief for: (1) failure to pay minimum or contractual wages in violation of the California Labor Code §§ 1194 and 1197, et seq.; (2) failure to pay overtime wages in violation of the California Labor Code §§ 1194 and

510; (3) failure to provide accurate wage statements in violation of the California Labor Code §§ 226; (4) violation of the California Labor Code §§ 201 and 202 resulting in § 203 wages and penalties for failure to pay wages due former employees at the time of resignation and/or discharge; and (5) unfair competition violations in connection with the California Business and Professions Code §§ 17200 et seq.  In August 2009, the case was removed to the United States District Court for the Central District of California.  The discovery phase of the trial has not yet begun.  Plaintiff has not yet identified the amount of damages sought.  We believe the lawsuit is without merit and we will vigorously defend the matter.

In July, 2009, the Office of Federal Contract Compliance Programs (OFCCP) filed an administrative complaint alleging that Gruma Corporation employed a hiring process and selection procedures which discriminated against female applicants for certain positions on the basis of their gender, and that Gruma Corporation failed to implement an applicant tracking system for hires that would identify applicants’ gender, race and ethnicity information in accordance with the requirements of the USCFR.  The parties are in current discussion to negotiate an out-of-court settlement.  In January of 2010, the Labor Department offered to settle for an amount of U.S.$381,879.  Gruma Corporation intends to negotiate for a further reduction of this amount.

Mexico

Asset Tax Claim.

The Secretaría de Hacienda y Crédito Público, or Ministry of Finance and Public Credit, has lodged tax assessments against our company for an amount of Ps.340.7 million plus penalties, accrued interest and other charges in connection with our asset tax returns for the years 1996, 1997 and 2000.  The Company has filed several appeals to obtain an annulment of these assessments.

In addition to the foregoing, a 1999 tax claim was recently resolved by the Mexican Supreme Court against our company for asset taxes (Impuesto al Activo) of approximately Ps.47.5 million.  We expect a similar result regarding the 2000 claim against the Company.

Income Tax Claim.

The Secretaría de Hacienda y Crédito Público has lodged tax assessments against our company for an amount of Ps.93.5 million regarding withholdings of interest payments to our foreign creditors for years 2000, 2001 and 2002.  Mexican authorities claim that our company should have withheld 10% of such payments instead of the 4.9%.  We intend to defend against these claims vigorously.  We believe that the outcome of these claims willl not have a material effect on our financial position and results of operation.

CNBV Investigation.

On December 8, 2009, the Surveillance Office of the Comisión Nacional Bancaria y de Valores (the Mexican National Banking and Securities Commission, or CNBV) began an investigation into the Company in respect of the timely disclosure of material events reported through the Mexican Stock Exchange during the end of 2008 and throughout 2009 in connection with the Company’s foreign exchange derivative losses and the subsequent conversion of the realized losses into debt.  As of this date, the investigation is ongoing.  The Company has complied with document requests provided by the CNBV and intends to fully cooperate with the CNBV throughout the course of this investigation.

Venezuela

Expropiation Proceedings by the Venezuelan Government.

On May 12, 2010, the Venezuelan government issued decree number 7.394, published the Expropriation Decree, announcing the forced acquisition of all goods, movables and real estate of MONACA .  Pursuant to the Expropriation Decree, the government of Venezuela has instructed government officials to undertake the necessary actions to execute the MONACA Expropriation.  As of the date of this annual report, the Venezuelan government has not yet taken operational or managerial control of MONACA.  Pending the resolution of our negotiations with the government of Venezuela, MONACA continues to operate in the ordinary course of business.  The Company and the Venezuelan government are in preliminary negotiations to determine the compensation to be paid for the expropriated assets.  We are participating in these negotiations with a view to obtaining just and reasonable compensation for the assets subject to the MONACA Expropriation.

We may seek relief for the expropriation of our interest in our Venezuelan subsidiary by filing a request for arbitration against Venezuela before ICSID pursuant to the Investment Treaty.  In addition, we may seek relief in a Venezuelan competent court or tribunal under Venezuelan law.  See “Item 3.  Key Information Risk Factors—Risks Related to Venezuela— One of our Subsidiaries in Venezuela is Currently Involved in Expropriation Proceedings and our Remaining Subsidiary in Venezuela is Subject to Expropriation.”  At this time, we cannot predict the results of any such proceedings, whether we will be likely to prevail in such proceedings, or the ramifications that costly and prolonged legal disputes could have on our results of operations or financial position.

It is impossible to anticipate the future effects, if any, that the foregoing legal proceeding could have on our financial position and operations results.  We intend to exhaust all legal remedies available in order to safeguard and protect the Company’s legitimate interests.

Intervention Proceedings by the Venezuelan Government.

In June of 2008, Rotch, a controlled entity of our former indirect partner in MONACA and DEMASECA, Ricardo Fernández Barrueco, provided notice to the Company that it had transferred its equity interest in MONACA and DEMASECA, including all economic rights to distributions and voting rights, to the Interacciones Trust for the benefit of the Rotch Lender.  The interest was transferred in connection with a credit facility provided to a controlled entity of Rotch by an affiliate of the Rotch Lender.  Pursuant to the Interacciones Trust, the Rotch Lender retains the right to exercise and freely transfer the Venezuelan Equity Interests in the event of a default under the credit facility.

On December 4, 2009, the Eleventh Investigations Court for Criminal Affairs of Venezuela issued an order authorizing the precautionary seizure of assets of all corporations in which Ricardo Fernández Barrueco had any direct or indirect interest.  As a result of Mr. Ricardo Fernández Barrueco’s former indirect ownership of MONACA and DEMASECA, these subsidiaries were subject to the precautionary seizure.  On December 22, 2009, March 2, 2010 and March 10, 2010, the Ministry of Finance of Venezuela, in light of the precautionary measure ordered by the Eleventh Investigations Court for Criminal Affairs, designated various individuals as special managers and representatives on behalf of the Republic of Venezuela of the shares that were previously owned indirectly by Mr. Fernandez Barrueco in MONACA and DEMASECA.

As a result of the foregoing, MONACA and DEMASECA, as well as Consorcio Andino, S.L. and Valores Mundiales, S.L., as holders of our Venezuelan subsidiaries, have filed a petition as aggrieved third-parties to the proceedings against Mr. Fernández Barrueco, as a challenge to the precautionary measures, the seizure and all related actions.  MONACA has also filed for corresponding legal remedies.  These challenges have yet to be resolved by the Venezuelan authorities.

In addition to the foregoing, on December 16, 2009, INDEPABIS authorized, on a precautionary basis, the temporary occupation and operation of MONACA for a term of 90 consecutive days.  On March 16, 2010, INDEPABIS issued a new temporary occupation and precautionary operation measure for MONACA for a term of 90 consecutive days.  INDEPABIS has also initiated a regulatory proceeding against MONACA in connection with alleged failure to comply with regulations governing precooked corn flour and for allegedly refusing to sell this product as a result of the December 4, 2009 precautionary asset seizure described above.

Additionally, INDEPABIS has also initiated an investigation of our Venezuelan subsidiary DEMASECA, and issued an order authorizing the temporary occupation and operation of DEMASECA for a period of 90 calendar days from May 25, 2010.  DEMASECA continues to operate in the ordinary course of business. We intend to exhaust all legal remedies available in order to safeguard and protect the Company’s legitimate interests.

We intend to exhaust all legal remedies available in order to safeguard and protect the Company’s legitimate interests.

Tax Claims.

The Venezuelan tax authorities have lodged certain assessments against Molinos Nacionales, C.A. (MONACA) one of our Venezuelan subsidiaries, related to income tax returns for the years 1998 and 1999, which amounted to Ps. 18.3 million (U.S.$1.4 million) plus related Value Added Tax deficiencies in the amount of Ps. 1 million (U.S.$66,344).  The case has been appealed and is pending a final decision. Any tax liability arising from the resolution of these claims will be assumed by the previous shareholder, International Multifoods Corporation, in accordance with the purchase agreement by which the Company acquired our subsidiary in Venezuela, MONACA.

Labor Lawsuits.

In the past, our subsidiary Molinos Nacionales, C.A. (MONACA) was named in three labor lawsuits (two brought by Caleteros, as defined below, and one stemming from a workplace accident) seeking damages in the amount of Ps.20.9 million (U.S.$1.6 million). The lawsuits and claims are related to issues and rights such as profit sharing, social security, vacation, seniority and indemnity payment issues.  The “Caleteros” who brought the claims are workers who help freighters unload goods.

MONACA has been negotiating a settlement for the labor lawsuit and the extrajudicial claims and anctipates reaching a settlement of Ps.10.7 million (U.S.$0.82 million).  MONACA has created a reserve, reflected in accrued liabilities and other accounts payable, for the aforementioned amount to cover any potential liabilities.

Finally, the Company and its subsidiaries are involved in various pending litigations filed in the normal course of business.  It is the opinion of the Company that the outcome of these proceedings will not have a material adverse affect on the financial position and results of operations of the Company.

ITEM 9.                             The Offer And Listing.

TRADING HISTORY

Our Series B Shares have been traded on the Bolsa Mexicana de Valores, S.A.B. de C.V., or Mexican Stock Exchange, since 1994.  The ADSs, each representing four Series B Shares, commenced trading on the New York Stock Exchange in November 1998.  As of April 29, 2010, our capital stock was represented by 565,174,609 issued Series B shares, of which 563,650,709 shares were outstanding, fully subscribed and paid, and 1,523,900 shares were held in our treasury.  As of December 31, 2009, 77,976,580 Series B shares of our common stock were represented by 19,494,145 ADSs held by 10 record holders in the United States.

In May 2008, we issued 82,624,657 of our Series B shares pursuant to a preemptive rights offering in Mexico to our non-U.S. shareholders.  Company shareholders exercising their preemptive rights paid for and acquired the shares at a price of Ps.25.55 per share, resulting in aggregate net proceeds to us from the offering of Ps.2,111 million.  We did not offer any rights to acquire the shares to U.S. persons, nor in any other jurisdiction outside of Mexico.  The proceeds of the offering were used to reduce our level of debt and improve our debt ratios in order to maintain our investment-grade rating.

On October 13, 2008, our Series B Shares were suspended as required by the Mexican Stock Exchange in connection with pending information regarding the publication of events related to the Company’s currency derivative instruments.  Accordingly, our ADSs were also suspended on the New York Stock Exchange on October 20, 2008.  On October 29, 2008, our Series B Shares and our ADSs began trading again as the aforementioned information was released.

PRICE HISTORY

The following table sets forth, for the periods indicated, the annual high and low closing sale prices for the Series B Shares and the ADSs as reported by the Mexican Stock Exchange and the New York Stock Exchange, respectively.

	Mexican Stock Exchange		NYSE
	Common Stock		ADS(2)
	High	Low	High	Low
	(Ps. per share(1))		(U.S.$ per ADS)
Annual Price History
2005	36.00	20.64	13.35	7.63
2006	41.16	26.53	15.26	9.41
2007	41.43	32.32	15.71	11.94
2008	35.01	5.85	13.03	1.76
2009	25.67	3.67	7.89	.9214
Quarterly Price History
2008
1st Quarter	35.46	25.10	13.03	9.35
2nd Quarter	31.02	25.24	11.99	9.64
3rd Quarter	31.00	22.10	12.19	8.00
4th Quarter	22.13	5.85	8.14	1.76
2009
1st Quarter	7.32	3.67	2.14	0.92
2nd Quarter	14.75	5.55	4.44	1.54
3rd Quarter	24.00	12.46	6.99	3.68
4th Quarter	25.67	22.54	7.89	6.64
2010
1st Quarter	28.70	23.80	8.98	7.33
2nd Quarter(3)	27.77	19.20	8.99	9.81
Monthly Price History
December 2009	24.75	22.74	7.89	6.95
January 2010	28.70	23.80	8.98	7.33
February 2010	27.19	24.71	8.40	7.52
March 2010	27.95	24.52	8.97	7.85
April 2010	27.77	22.66	8.99	7.32
May 2010	22.82	19.20	7.25	5.81
June 2010(3)	20.15	19.46	6.26	5.93

(1)  Pesos per share reflect nominal price at trade date.

(2)  Price per ADS in U.S.$; one ADS represents four Series B Shares.

(3)  Through June 4, 2010.

On June 4, 2010, the last reported sale price of the B Shares on the Mexican Stock Exchange was Ps.19.58 per B Share.  On June 4, 2010, the last reported sale price of the ADSs on the New York Stock Exchange was U.S.$5.96 per ADS.

MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico.  Founded in 1907, it is organized as a corporation whose shares were originally held by brokerage firms, which are exclusively authorized to trade on the exchange.  As of June 13, 2008 the Mexican Stock Exchange became a publicly traded company.  Trading on the Mexican Stock Exchange takes place principally through automated systems and is open between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day.  Trades in securities listed on the Mexican Stock Exchange can also be performed off the exchange.  The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility.

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

As of June 2, 2001, the Mexican Securities Law requires issuers to increase the protections offered to minority shareholders and to impose corporate governance controls on Mexican listed companies in line with international standards.  The Mexican Securities Law expressly permits Mexican listed companies, with prior authorization from the CNBV, to include in their bylaws antitakeover defenses such as shareholder rights plans, or poison pills.  Our bylaws include certain of these protections.  See “Additional Information—Bylaws—Antitakeover Protections.”

MARKET MAKER

On September 30, 2009, we entered into an agreement with UBS Casa de Bolsa (“UBS”) pursuant to which UBS acts as a market maker for our common shares listed on the Mexican Stock Exchange.  The purpose of the agreement is to provide liquidity in the Company’s shares.  On April 16, 2010, the agreement was extended until October 15, 2010.

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

Notice of shareholders’ meetings must be published in the Federal Official Gazette or in a newspaper of general circulation in Monterrey, Nuevo León at least 15 days prior to the meeting.  Shareholders’ meetings may be held without such publication provided that 100% of the outstanding shares are represented.  Shareholders’ meetings must be held within the corporate domicile in Monterrey, Nuevo León.

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

Dividend Rights and Distribution

Within the first four months of each year, the board of directors must submit our company’s financial statements for the preceding fiscal year to the shareholders for their approval at the ordinary general shareholders’ meeting.  They are required by law to allocate 5% of any new profits to a legal reserve which is not thereafter available for distribution until the amount of the legal reserve equals 20% of our capital stock (before adjusting for inflation).  Amounts in excess of those allocated to the legal reserve fund may be allocated to other reserve funds as the shareholders determine, including a reserve for the repurchase of our shares.  The remaining balance of new profits, if any, is available for distribution as dividends prior to their approval at the sharholders’ meeting.  Cash dividends on the shares held through Indeval will be distributed by us through Indeval.  Cash dividends on the shares evidenced by physical certificates will be paid when the relevant dividend coupon registered in the name of its holder is delivered to us.  No dividends may be paid, however, unless losses for prior fiscal years have been paid up or absorbed.  See “Item 3.  Key Information—Selected Financial Data—Dividends.”

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

Changes in Capital Stock

Our outstanding capital stock consists of Class I and Class II series B shares.  Class I shares are the fixed portion of our capital stock and have no par value.  Class II shares are the variable portion of our capital stock and have no par value.  The fixed portion of our capital stock cannot be withdrawn.  The issuance of variable capital shares, unlike the issuance of fixed capital shares, does not require an amendment of the bylaws, although it does require approval at an ordinary general shareholders’ meeting.  The fixed portion of our capital stock may only be increased or decreased by resolution of an extraordinary general shareholders’ meeting and an amendment to our bylaws, whereas the variable portion of our capital stock may be increased or decreased by resolution of an ordinary general shareholders’ meetings.  Currently, our outstanding capital stock consists only of fixed capital.

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

As of April 29, 2010, our capital stock was represented by 565,174,609 issued Series B shares, of which 563,650,709 shares were outstanding, fully subscribed and paid, and 1,523,900 shares were held in our treasury.

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

Under Mexican law, preemptive rights may not be waived in advance by a shareholder, except under limited circumstances, and cannot be represented by an instrument that is negotiable separately from the corresponding share.  Holders of ADRs may be restricted in their ability to participate in the exercise of preemptive rights.  See  “Item 3. Key Information—Risk Factors—Risks Related to Our Controlling Shareholders and Capital Structure—Holders of ADSs May Not Be Able to Participate in Any Future Preemptive Rights Offering and as a Result May Be Subject to a Dilution of Equity Interest.”

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

Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government with respect to his rights as a shareholder, but is not deemed to have waived any other rights he may have with respect to its investment in us, including any rights under U.S. securities laws.  If a shareholder should invoke governmental protection in violation of this provision, his shares could be forfeited to the Mexican government.  Mexican law requires that such a provision be included in the bylaws of all Mexican companies unless such bylaws prohibit ownership of shares by non-Mexicans.  See “Item 3.  Key Information—Risk Factors—Risks Related to Our Controlling Shareholders and Capital Structure—Mexican Law Restricts the Ability of Non-Mexican Shareholders to Invoke the Protection of Their Governments with Respect to Their Rights as Shareholders.”

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

Repurchased common stock will either be held by us or kept in our treasury, pending future sales thereof through the Mexican Stock Exchange.  If the repurchased shares are kept in our treasury, we may not exercise their economic and voting rights, and such shares will not be deemed to be outstanding for purposes of calculating any quorum or voting at any shareholders’ meeting.  The repurchased shares held by us as treasury shares may not be represented at any shareholder meeting.  The decrease or increase of our capital stock as a result of the repurchase does not require the approval of a shareholders’ meeting or of the board of directors.

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

Repurchase in the Event of Delisting

In the event of the cancellation of the registration of our shares at the Registro Nacional de Valores, or National Registry of Securities, or RNV, whether at our request or at the request of the CNBV, under our bylaws and the regulations of the CNBV, we will be obligated to make a tender offer to purchase all of our shares held by non-controlling shareholders.  Such tender offer shall be made at least at the greater price of the following:  (i) the closing sale price under the terms of the following paragraph, or (ii) the book value of the shares according to the most recent quarterly report submitted to the CNBV and the Mexican Stock Exchange.

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

In connection with any such cancellation of the registration of our shares, we will be required to deposit sufficient funds into a trust account for at least six months following the date of cancellation to ensure adequate resources to purchase at the public tender offer price any remaining outstanding shares from non-controlling shareholders that did not participate in the offer.

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

We may request the approval from the CNBV to use different criteria to determine the price of the shares.  In requesting such approval, the following must be submitted to the CNBV:  (i) the resolution of the board of directors approving such request, (ii) the opinion of the Corporate Governance Committee addressing the reasons why it deems appropriate the use of a different price, and (iii) a report from an independent expert indicating that the price is consistent with the terms of the Mexican Securities Law.

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

As a result of these factors, in practice it may be more difficult for our minority shareholders to enforce rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.  See “Item 3.  Key Information—Risk Factors—Risks Related to Our Controlling Shareholders and Capital Structure—The Protections Afforded to Minority Shareholders in Mexico Are Different From Those in the United States.”

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

Board Notices, Meetings, Quorum Requirements and Approvals.  To obtain the prior approval of our board of directors, a potential purchaser must properly deliver a written application complying with the applicable requirements set forth in our bylaws.  Such application shall state, among other things:  (i) the number and class of our shares the person beneficially owns or to which such person has any right, (ii) the number and class of shares the Person intends to acquire, (iii) the number and class of shares with respect to which such Person intends to acquire any right, (iv) the percentage that the shares referred to in (i) represent of our total outstanding shares and of the class or series to which such shares belong, (v) the percentage that the shares referred to in (ii) and (iii) represent of our total outstanding shares and of the class or series to which such shares belong, (vi) the person’s identity and nationality, or in the case of a purchaser which is a corporation, trust or legal entity, the nationality and identity of its shareholders, partners or beneficiaries as well as the identity and nationality of each person effectively controlling such corporation, trust or legal entity, (vii) the reasons and purpose behind such acquisition, (viii) if such person is, directly or indirectly, a competitor of the Company or any of its subsidiaries or affiliates, and if such person has the authority to legally acquire the shares pursuant to our bylaws and Mexican law, (ix) its source of financing the intended acquisition, (x) if the Person is part of an economic group, formed by one or more of its related parties, which intends to acquire shares of our common stock or rights to such shares, (xi) if the person has obtained any financing from one of its related parties for the payment of the shares, (xii) the identity and nationality of the financial institution, if any, that will act as the underwriter or broker in connection with any tender offer, and (xiii) the person’s address for receiving notices.

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

Exceptions.  The provisions of our bylaws summarized above will not apply to:  (i) transfers of shares by operation of the laws of succession; (ii) acquisitions of shares by (a) any person who, directly or indirectly, has the authority or possibility of appointing the majority of the directors of our board of directors, (b) any company, trusts or similar form of venture, vehicle, entity, corporation or economic or mercantile association, which may be under the control of the aforementioned person, (c) the heirs of the aforementioned person, (d) the aforementioned person when such person is repurchasing the shares of any corporation, trust or similar form of venture, vehicle, entity, corporation or economic or mercantile association referred to in the item (b) above, and (e) the Company or by trusts created by the Company; (iii) any person(s) that as of December 4, 2003 hold(s), directly or indirectly, more than 20% of the shares representing the Company’s capital stock, and; (iv) any other exceptions provided for in the Mexican Securities Law and other applicable legal dispositions.

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

Under the terms of this association, Archer-Daniels-Midland may not, without the consent of Mr. Roberto González Barrera, the Chairman of our board of directors, acquire additional shares of our company.  As of April 29,

2010, Archer-Daniels-Midland owned, directly and indirectly, approximately 23.22% of our outstanding shares.  A total of 24,566,561 of these shares are held by Archer-Daniels Midland through a Mexican corporation jointly owned with Mr. González Barrera and controlled by him.  Thus, Archer-Daniels-Midland only has the right to vote 18.87% of our outstanding shares.  In addition, Archer-Daniels-Midland has the right to nominate 2 of the 15 members of our board of directors and their corresponding alternates.  Archer-Daniels-Midland did not participate in the preemptive rights offering we completed on May 20, 2008.  Prior to the preemptive rights offering, Archer-Daniels-Midland, directly and indirectly, owned approximately 27.1% of our outstanding shares and controlled the right to vote approximately 22% of our outstanding shares.

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

2005 Facility

On July 28, 2005, we refinanced a U.S.$250 million senior credit facility through another credit facility from a syndicate of five banks, achieving a reduction in the interest rate and eliminating the partial principal amortizations in years 2008 and 2009 and leaving a bullet payment at maturity in July 2010, among other minor benefits.  In connection with our refinancing under the Term Loan, the Three-Year Term Loans and the BNP Term Loan, we also refinanced the U.S.$197 million that remained outstanding under the 2005 Facility on October 16, 2009.  As a result, the Refinanced 2005 Facility was converted into a secured term loan with a five-year tenor maturing in October of 2014, pursuant to which GRUMA is obligated to make equal quarterly interest payments beginning in January of 2010.  The Refinanced 2005 Facility is constituted by two tranches, a U.S. dollar tranche in the amount of U.S.$118.2 million and a Mexican peso tranche in the amount of Ps.1,031 million.  The interest rates for both the peso and the dollar tranches are TIIE and LIBOR, respectively, plus 2.875% for the first three years, 3.375% for the fourth year and 3.875% for the fifth year.  The Refinanced 2005 Facility contains covenants that require us to maintain a ratio of consolidated total funded debt to EBITDA of not more than 5.6:1 in 2010, 5.0:1 in 2011, 4.5:1 in 2012; 4.0:1 in 2013 and 3.6:1 in 2014.  We are also required to maintain a ratio of consolidated EBITDA to consolidated interest charges of not less than 2.5:1 in 2010 and 2.75:1 thereafter.  The Refinanced 2005 Facility also limits our ability, and our subsidiaries’ ability in certain cases, among other things, to:  (1) create liens; (2) merge or consolidate with other companies or sell substantially all of our assets; (3) engage in transactions with affiliates; (4) guarantee additional indebtedness; (5) make certain changes to corporate documents; (6) dispose of the collateral; (7) make capital expenditures; and (8) incur additional debt.  The Refinanced 2005 Facility is secured by the Pledged Shares.

Perpetual Bonds

On December 3, 2004, Gruma, S.A.B. de C.V. issued U.S.$300 million 7.75% senior unsecured perpetual bonds, which at the time were rated BBB- by Standard & Poor’s Ratings and by Fitch Ratings.  The bonds which have no fixed final maturity date, have a call option exercisable by GRUMA at any time beginning five years after the issue date.  In connection with our refinancing under the Term Loan, the Three-Year Term Loans, the BNP Term Loan and the Refinanced 2005 Facility, Gruma, S.A.B. de C.V. entered into a supplemental indenture on October 21, 2009 that provided holders of our perpetual bonds with an equal and ratable security interest in the Pledged Shares.  As of March 31, 2010 we have not hedged any interest payments on our U.S.$300 million 7.75% senior unsecured perpetual bonds.

Gruma Corporation

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

Gruma Corporation is also subject to covenants which limit the amounts that may be advanced to, loaned to, or invested in us under certain circumstances.  Upon the occurrence of any default or event of default under its credit agreements, Gruma Corporation generally is prohibited from making any cash dividend payments to us.  The covenants described above and other covenants could limit our and Gruma Corporation’s ability to help support our liquidity and capital resource requirements.

Peso Facility

On November 12, 2008, we obtained a Ps 3,367 million peso-denominated two year bullet senior credit facility from Bancomext (Banco Nacional de Comercio Exterior) which we refer as the 2008 Peso Facility.  Bancomext entered into a separate guarantee agreement with the Mexican Government, pursuant to which Banco de México guarantees this facility through a fund that specializes in guaranteeing the debt of the Mexican agricultural sector (Fondo Especial de Asistencia Técnica y Garantía para Créditos Agropecuarios).  In connection with the refinancing of the majority of GRUMA’s outstanding debt, GRUMA refinanced the 2008 Peso Facility on September 18, 2009 (the “Refinanced Peso Facility”).  The Refinanced Peso Facility has a ten-year tenor maturing in September 2019 and GRUMA is obligated to make quarterly interest payments beginning in December of 2012 corresponding to either 10% or 20% of the outstanding value of the loan pursuant to the amortization schedule.  The interest rate for the Refinanced Peso Facilitiy is 91-day TIIE plus 6.21%. The Refinanced Peso Facility limits our ability, among other things, to transfer or encumber our assets.

Term Loan

We entered into the Term Loan with the Major Derivative Counterparties on October 16, 2009.  The Term Loan is for an amount of U.S.$668.3 million and has a tenor of seven and one-half years, maturing on January 21, 2017.  The interest rate of the Term Loan is LIBOR plus 2.875% through July 20, 2012 with interest escalating to LIBOR plus 3.375% after July 20, 2012, LIBOR plus 3.875% after July 20, 2013, LIBOR plus 4.875% after July 20, 2014, LIBOR plus 5.875% after July 20, 2015 and LIBOR plus 6.875% from July 21, 2016 until the maturity date.  The Term Loan also contains financial covenants and limits GRUMA’s ability to pay dividends or make other distributions and make certain investments or other restricted payments.  Pursuant to the Term Loan, we are required to maintain a leverage ratio no greater than 5.6:1 in 2010, 5.0:1 in 2011, 4.5:1 in 2012, 4.0:1 in 2013, 3.6:1 in 2014, 3:1 in 2015, and 2.5:1 in 2016 and 2017.  Further, we are required to maintain an interest coverage ratio no greater than 2.5:1 prior to December 31, 2010 and no greater than 2.75:1 thereafter.  In addition, the Term Loan also limits our ability, and our subsidiaries’ ability, in certain cases, among other things, to:  (1) create liens; (2) merge or consolidate with other companies or sell substantially all of our assets; (3) engage in transactions with affiliates; (4) guarantee additional indebtedness; (5) make certain changes to corporate documents; (6) dispose of the collateral; (7) make capital expenditures; and (8) incur additional debt..

Three-Year Term Loans

In addition, we entered into the Three-Year Term Loans with Standard Chartered, Barclays, and RBS on October 16, 2009, for an amount of U.S.$22.9 million, U.S.$21.5 million and U.S.$13.9 million, respectively, maturing on July 21, 2012.  The interest rate on the Three-Year Term Loans are LIBOR plus 2.875%.  Pursuant to the Three-Year Term Loans, we are required to maintain leverage ratios and interest coverage ratios consistent with the applicable ratios described above concerning the Term Loan and Refinanced 2005 Facility.  The Three-Year Term Loans also contain financial covenants and limit GRUMA’s ability to pay dividends or make other distributions and make certain investments or other restricted payments.  In addition, the Three-Year Term Loans limit our ability, and our subsidiaries’ ability, in certain cases, among other things, to:  (1) create liens; (2) merge or consolidate with other companies or sell substantially all of our assets; (3) engage in transactions with affiliates; (4) guarantee additional indebtedness; (5) make certain changes to corporate documents; (6) dispose of the collateral; (7) make capital expenditures; and (8) incur additional debt.  The Three-Year Term Loans are unsecured.

BNP Term Loan

On October 16, 2009, we also entered into the BNP Term Loan, as described above.  The BNP Term Loan is for an amount of U.S.$11.8 million, matures on May 1, 2011 and bears interest at LIBOR plus 2.0%. Pursuant to the BNP Term Loan, we are required to maintain leverage ratios and interest coverage ratios consistent with the applicable ratios described above concerning the Term Loan, the Refinanced 2005 Facility, and the Three-Year Term Loans. The BNP Term Loan also contains financial covenants and limits GRUMA’s ability to pay dividends or make other distributions and make certain investments or other restricted payments.  In addition, the BNP Term Loan limits our ability, and our subsidiaries’ ability, in certain cases, among other things, to:  (1) create liens; (2) merge or consolidate with other companies or sell substantially all of our assets; (3) engage in transactions with affiliates; (4) guarantee additional indebtedness; (5) make certain changes to corporate documents; (6) dispose of the collateral; (7) make capital expenditures; and (8) incur additional debt.  The BNP Term Loan is unsecured.

EXCHANGE CONTROLS

Mexican law does not restrict our ability to remit dividends and interest payments, if any, to Mexican or non-Mexican holders of our securities.  Payments of dividends to equity-holders generally will not be subject to Mexican withholding tax.  See “—Taxation—Mexican Tax Considerations—Payment of Dividends.”  Mexico has had a free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994.

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

The Convention for the Avoidance of Double Taxation and Protocols thereto, or the Tax Treaty, between the United States and Mexico entered into force on January 1, 1994.  The United States and Mexico have also entered into an agreement concerning the exchange of information with respect to tax matters.

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

Mexican Tax Considerations

The following is a general summary of the principal consequences under the Ley del Impuesto sobre la Renta, or Mexican Income Tax Law, and rules and regulations thereunder, as currently in effect, of an investment in Series B Shares or ADSs by a holder that is not a resident of Mexico and that will not hold Series B Shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico.

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

Mexico has also entered into and is negotiating several other tax treaties that may reduce the amount of Mexican withholding tax to which payment of dividends on Series B Shares or ADSs may be subject.  Holders of Series B Shares or ADSs should consult their own tax advisors as to the tax consequences, if any, of such treaties.

Under the Mexican Income Tax Law, in order for any benefits from the Tax Treaty or any other tax treaties to be applicable, residence for tax purposes must be demonstrated.

Payment of Dividends

Under the Mexican Income Tax Law, dividends, either in cash or in kind, paid with respect to Series B Shares represented by ADSs are not subject to Mexican withholding tax.  A Mexican corporation will not be subject to any tax if the amount of declared dividends does not exceed the net tax profit account (cuenta de utilidad fiscal neta, or CUFIN).

If we pay a dividend in an amount greater than our CUFIN balance (which may occur in a year when net profits exceed the balance in such accounts), then we are required to pay 30% income tax in 2010, 2011 and 2012 (29% income tax in 2013 and 28% in 2014) on an amount equal to the product of the portion of the grossed-up amount which exceeds such balance multiplied by 1.4286 in 2010, 2011 and 2012 (1.4085 in 2013 and 1.3889 in 2014).

Taxation of Dispositions

The sale or other disposition of ADSs by a non-resident holder will not be subject to Mexican tax.  Deposits of Series B Shares in exchange for ADSs and withdrawals of Series B Shares in exchange for ADSs will not give rise to Mexican tax or transfer duties.

The sale of Series B Shares by a non-resident holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other securities markets approved by the Mexican Ministry of Finance.  Sales or other dispositions of Series B Shares made in other circumstances generally would be subject to Mexican tax, regardless of the nationality or residence of the transferor.

Under the Mexican Income Tax Law, gains realized by a nonresident holder of shares on the sale or disposition of Series B Shares not conducted through a recognized stock exchange generally are subject to a Mexican tax at a rate of 25% of the gross sale price.  However, if the holder is a resident of a country which (i) is not considered to be a low tax rate country, (ii) its legislation does not contain territorial taxation, and (iii) such income is not subject to a preferential tax regime, the holder may elect to designate a resident of Mexico as its representative, in which case taxes would be payable at the applicable income tax rate on the gain on such disposition of Series B Shares.

Pursuant to the Tax Treaty, gains realized by qualifying U.S. holders from the sale or other disposition of Series B Shares, even if the sale is not conducted through a recognized stock exchange, will not be subject to Mexican income tax except that Mexican taxes may apply if:

•                  50% or more of our assets consist of fixed assets situated in Mexico;

•                  such U.S. holder owned 25% or more of the Series B Shares representing the capital stock of GRUMA (including ADSs), directly or indirectly, during the 12-month period preceding such disposition; or

•                  the gain is attributable to a permanent establishment or fixed base of the U.S. holder in Mexico.

Other Mexican Taxes

A non-resident holder will not be liable for estate, inheritance or similar taxes with respect to its holdings of Series B Shares or ADSs; provided, however, that gratuitous transfers of Series B Shares may in certain circumstances result in imposition of a Mexican tax upon the recipient.  There are no Mexican stamp, issue registration or similar taxes payable by a non-resident holder with respect to Series B Shares or ADSs.

Reimbursement of capital pursuant to a redemption of Series B Shares will be tax exempt up to an amount equivalent to the adjusted contributed capital corresponding to the Series B Shares that will be redeemed.  Any excess distribution pursuant to a redemption will be considered a dividend for tax purposes and we may be taxed as described above.

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax consequences to U.S. holders, as defined below, of the acquisition, ownership and disposition of Series B Shares or ADSs.  This summary is based upon the federal income tax laws of the United States as in effect on the date of this Annual Report, including the provisions of the Tax Treaty, all of which are subject to change, possibly with retroactive effect in the case of U.S. federal income tax law.

The summary does not purport to be a comprehensive description of all of the tax consequences of the acquisition, ownership or disposition of Series B Shares or ADSs.  The summary applies only to U.S. holders that will hold their Series B Shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders of 10% or more of our voting Series B Shares (whether held directly or through ADSs or both), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders electing to account for their investment in their Series B Shares or ADSs on a mark-to-market basis, and persons holding their Series B Shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Series B Shares or ADSs that is:

•                  a citizen or resident of the United States of America;

•                  a corporation or partnership organized in or under the laws of the United States of America or any state thereof or the District of Columbia;

•                  an estate the income of which is subject to United States federal taxation regardless of its source;

•                  a trust if a court within the U.S. is able to exercise primary supervision over the administration and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

•                  otherwise subject to U.S. federal income taxation on a net income basis with respect to the Series B Shares or ADSs.

A holder of B Shares or ADSs that is a partnership, and partners in such partnership, should consult their tax advisors about the United States federal income tax consequences of holding and disposing of the Series B Shares or the ADSs, as the case may be.

Prospective investors in the Series B Shares or ADSs should consult their own tax advisors as to the U.S. federal, Mexican or other tax consequences of the purchase, ownership and disposition of the Series B Shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws and their entitlement to the benefits, if any, afforded by the Tax Treaty.

Treatment of ADSs

In general, a U.S. holder of ADSs will be treated as the beneficial owner of the Series B Shares represented by those ADSs for U.S. federal income tax purposes.  Deposits or withdrawals of Series B Shares by U.S. holders in exchange for the ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.  U.S. holders that withdraw any Series B Shares should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any pesos received in respect of such Series B Shares.

Taxation of Distributions

In this discussion, the term “dividends” is used to mean distributions paid out of our current or accumulated earnings and profits (calculated for U.S. federal income tax purposes) with respect to Series B Shares or ADSs.  In general, the gross amount of any dividends will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder in the case of Series B Shares, or by the depositary in the case of ADSs.  Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations under the Code.  To the extent that a distribution exceeds the amount of our earnings and profits (calculated for U.S. federal income tax purposes), it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the Series B Shares or ADSs, and thereafter as capital gain (provided that the Series B Shares or ADSs are held as capital assets).  Distributions will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day that they are received by the U.S. holder in the case of Series B Shares, or by the depositary in the case of ADSs.  U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt.

Distributions of additional Series B Shares or ADSs to U.S. holders with respect to their Series B Shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Dividends paid on Series B Shares or ADSs generally will be treated for U.S. foreign tax credit purposes as foreign source passive category income.  In the event Mexican withholding taxes are imposed on such dividends, any such withheld taxes would be treated as part of the gross amount of the dividend includible in income of a U.S. holder for U.S. federal income tax purposes (to the extent of current or accumulated earnings and profits), and such taxes may be treated as a foreign income tax eligible, subject to generally applicable limitations and conditions under U.S. federal income tax law, for credit against a U.S. holder’s U.S. federal income tax liability or, at the U.S. holder’s election, for deduction from gross income in computing the U.S. holder’s taxable income.  The calculation and availability of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a U.S. holder’s particular circumstances.  In the event Mexican withholding taxes are imposed, U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits.

Qualified Dividend Income

Notwithstanding the foregoing, certain dividends received by individual U.S. holders that constitute “qualified dividend income” will be subject to a reduced maximum marginal U.S. federal income tax rate.  Qualified dividend income generally includes, among other dividends, dividends received prior to January 1, 2011, from “qualified foreign corporations.”  In general, the term “qualified foreign corporation” includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury

Department determines to be satisfactory, and which includes an exchange of information program.  In addition, a foreign corporation is treated as a qualified foreign corporation with respect to any dividend paid by the corporation with respect to stock of the corporation that is readily tradable on an established securities market in the United States.  For this purpose, a share is treated as readily tradable on an established securities market in the United States if an ADR backed by such share is so traded.

Notwithstanding the previous rule, dividends received from a foreign corporation that is a passive foreign investment company (as defined in section 1297 of the Code) will not constitute qualified dividend income.  In addition, the term “qualified dividend income” will not include, among other dividends, any (i) dividends on any share of stock or ADS which is held by a taxpayer for 60 days or less during the 120-day period beginning on the date which is 60 days before the date on which such share or the Series B Shares backing the ADS become ex-dividend with respect to such dividends (as measured under section 246(c) of the Code) or (ii) dividends to the extent that the taxpayer is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respects to positions in substantially similar or related property.  Moreover, special rules apply in determining a taxpayer’s foreign tax credit limitation under section 904 of the Code in the case of qualified dividend income.

Individual U.S. holders should consult their own tax advisors to determine whether or not amounts received as dividends from us will constitute qualified dividend income subject to a reduced maximum marginal U.S. federal income tax rate and, in such case, the effect, if any, on the individual U.S. holder’s foreign tax credit.

Taxation of Dispositions

Gain or loss realized by a U.S. holder on the sale, redemption or other disposition of Series B Shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between such U.S. holder’s adjusted basis in the Series B Shares or the ADSs and the amount realized on the disposition (including any amounts withheld in respect of Mexican withholding tax).  Gain (including gain that arises because the U.S. holder’s basis in the Series B Shares or ADSs has been reduced because a distribution is treated as a return of capital rather than as a dividend) and loss realized by a U.S. holder on a sale, redemption or other disposition of Series B Shares or ADSs generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

The availability of U.S. foreign tax credits or any deduction from gross income for any Mexican taxes imposed on the sale, redemption or other disposition is subject to certain limitations and involves the application of rules that depend on a U.S. holder’s particular circumstances.  U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, Series B Shares or ADSs.

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

Recently enacted legislation requires certain U.S. holders to report information with respect to their investment in Series B Shares or ADSs not held through a custodial account with a U.S. financial institution to the IRS.  Investors who fail to report required information could become subject to substantial penalties.  Prospective investors are encouraged to consult with their own tax advisors regarding the possible implication of this new legislation on their investment in Series B Shares or ADSs.

Information Reporting and Backup Withholding

Dividends on, and proceeds from the sale or other disposition of, the Series B Shares or ADSs paid to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding at the applicable rate unless the holder:

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

U.S. Tax Consequences for Non-U.S. Holders

Distributions:

A holder of Series B Shares or ADSs that is, with respect to the United States, a foreign corporation or a non-resident alien individual (a “non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on dividends received on Series B Shares or ADSs, unless such income is effectively connected with the conduct by the holder of a U.S. trade or business.

Dispositions:

A non-U.S. holder of Series B Shares or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of shares or ADSs, unless:

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

ITEM 11.                      Quantitative And Qualitative Disclosures About Market Risk

We are exposed to market risks arising from changes in interest rates, foreign exchange rates, equity prices and commodity prices.  We use derivative instruments from time to time, on a selective basis, to manage these risks.  In addition, we have also historically used certain derivative instruments for trading purposes.  We recently adopted a new risk management policy that precludes the use of derivative instruments for trading purposes.  We maintain and control our treasury operations and overall financial risk through practices approved by our senior management.

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

During 2008 we implemented specific improvements to our internal controls concerning the use of derivative financial instruments.  In addition, we have implemented a new risk management policy that besides consolidating such improvements, prohibits the Company from entering into derivative financial instruments for trading purposes with the aim of obtaining profits based on changes in market values.  However, the use of financial derivative instruments for hedging purposes is allowed if used with the objective of mitigating financial risks and associated with a hedged item that is relevant to business activities.

INTEREST RATE RISK

We depend upon debt financing transactions, including debt securities, bank and vendor credit facilities and leases, to finance our operations.  All such financial instruments, as well as the related interest rate derivatives discussed further below, are entered into for other than trading purposes.  These transactions expose us to interest rate risk, with the primary interest-rate risk exposure resulting from changes in the relevant base rates (mostly LIBOR and to a lesser extent, Prime, TIIE and Tasa Promedio Ponderada in Venezuela) which are used to determine the interest rates that are applicable to borrowings under our credit facilities.  We are also exposed to interest rate risk in connection with refinancing of maturing debt.  We had approximately U.S.$308 million (Ps.4,039.7 million) of fixed rate debt and approximately U.S.$1,392.7 million (Ps.18,203.6 million) in floating rate debt at December 31, 2009.  A hypothetical 100 basis point increase or decrease in interest rates would not have a significant effect on the fair value of our fixed rate debt.  The following table sets forth, as of December 31, 2009, principal cash flows and the related weighted average interest rates by expected maturity dates for our debt obligations.

	Maturity Dates
	2010	2011	2012	2013	Thereafter	Total	Fair Value
	(in millions of pesos, except percentages)
Liabilities
Debt
Fixed Rate (Ps.)	53.5	11.1	12.5	41.6	3,921	4,039.7	3,785
Average Rate	7.1%	11.6%	11.6%	11.6%	7.8%
Floating Rate (Ps.)	2,149.7	2,673.3	2,015.9	2,346.9	9,017.8	18,203.6	18,203.6
Average Rate	6.31%	3.17%	4.75%	4.97%	5.00%	4.85%

From time to time, we use derivative financial instruments such as interest rate swaps for purposes of hedging a portion of our debt, in order to reduce our exposure to increases in interest rates.  Several of these contracts, however, do not qualify for accounting treatment as hedging transactions, as described in Note 17 to our audited consolidated financial statements.

On November 2, 2004, we entered into an interest rate swap transaction with five banks with an aggregate notional amount of U.S.$150 million maturing on April 5, 2008, whereby we fixed the 6-month LIBOR rate associated with the term portion of the 2004 Facility at an average rate of 3.2725%.  The swap transaction provided that the counterparty pay us unless 6-month LIBOR reached 6%, in which case the parties had no obligation to pay any amount for the applicable period.  On September 30, 2005, this interest rate swap was modified resulting in an average fixed rate of 3.2775% and a maturity date of March 30, 2008.  The swap transaction provided that the counterparty pay us unless 6-month LIBOR reached 6%, in which case the parties had no obligation to pay any amount for the applicable period.  However, on March 8, 2006 we modified this 6% level up to 6.5% and 6.75% for the interest payment dates due in 2007 obtaining a fixed average rate of 3.6175% for this year.  In addition, in December 12, 2005 we entered into a new interest rate swap for the 2005 Facility with a single bank, starting on March 30, 2008 and maturing on March 30, 2009, whereby we fixed the 6-month LIBOR rate associated with the term portion at an average rate of 4.505%.  The swap transaction provided that the counterparty would pay us unless 6-month LIBOR reached 7%, in which case the parties had no obligation to pay any amount for the applicable period.  After the March 30, 2009 maturity we did not enter into any additional swap transactions.

As of May 14, 2010, the Company had only one interest rate swap contract outstanding, which was entered into by Derivados de Maíz Alimenticio, S.A., our Costa Rican subsidiary on July 2008 to hedge the interest rate risk associated with certain long-term credit facilities.  This swap has an aggregate notional amount of U.S.$20 million and a maturity date of December 28, 2010.  Following the repayment of principal amounts outstanding under these credit facilities, as of May 14, 2010, only U.S.$0.4 million remained outstanding under one of these facilities.  The interest rate swap, however, was not terminated.  The Company is currently evaluating its options to settle this swap.  For a description of our debt, see Note 9 to our audited consolidated financial statements.

Additionally, some of the exchange rate forward and option contracts we entered into to financially hedge part of the interest payments due in 2006, 2007, 2008 and first two coupon dates of 2009 corresponding to our U.S.$300 million 7.75% senior unsecured perpetual bonds.  These forward and option contracts have either expired by their own terms or been terminated by the Company.

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

FOREIGN EXCHANGE RATE RISK

Our net sales are denominated in U.S. dollars, Mexican pesos and other currencies.  During 2009, approximately 47% of our revenues were generated in U.S. dollars, and approximately 27% in pesos.  In addition, as of December 31, 2009, approximately 61% of our total assets were denominated in currencies other than Mexican pesos, particularly U.S. dollars.  A significant portion of our operations is financed through U.S. dollar-denominated debt.

We believe that we have natural foreign exchange hedges incorporated in our balance sheet, in significant part because we have subsidiaries outside Mexico, and the peso-denominated value of our equity in these subsidiaries is also exposed to fluctuations in exchange rates.  Changes in the peso value of equity in our subsidiaries caused by movements in foreign exchange rates are recognized as a component of equity.  See Note 15 to our audited consolidated financial statements.

As of December 31, 2009, approximately 75% of our debt obligations was denominated in U.S. dollars.  The following table sets forth information concerning our U.S. dollar-denominated debt as of December 31, 2009.  The table does not reflect our U.S. dollar sales or our U.S. dollar-denominated assets.

Expected Maturity Date (U.S.

dollar-denominated Debt)

U.S. dollar-denominated debt	2010	2011	2012	2013	Thereafter	Total	Fair Value
	(in millions of pesos)
Term Loan	327	654	980	1,307	5,467	8,735	9,463
Three Year and BNP Term Loans	261	424	222	0	0	907	930
Refinanced Facility	309	309	309	309	309	1,545	1,618
7.75% Perpetual Bond	0	0	0	0	3,921	3,921	3,666
Gruma Corp Revolving Facility	0	915	0	0	0	915	915
Other U.S. dollar loans	591	37	38	55	3	724	724
TOTAL	1,488	2,339	1,549	1,671	9,700	16,747	17,316

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

During 2007, we entered into forward contracts and exchange rate option contracts (Mexican peso — U.S. dollar) with respect to our foreign exchange exposure related to the 7.75% perpetual notes.  These contracts covered four coupon dates for 2007, as well as four additional dates for 2008 and two for 2009.  Accordingly, the maturity dates for these contracts ranged from March 2007 to June 2009.  These financial instruments have either expired by their terms or were terminated by the Company.

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

During 2008, we entered into foreign exchange derivative instruments with several counterparties maturing in 2008, 2009, 2010 and 2011.  These financial instruments have either expired by their terms or were terminated by the Company.  See “Liquidity and Capital Resources.”

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

On November 12, 2008, we entered into a loan agreement with Bancomext in the amount of Ps. 3,367 million and applied the proceeds to terminate our commitments arising under all the currency derivative instruments that we had entered into with one of our derivative counterparties and to pay other commitments arising under the currency derivative instruments maturing from the date of such loan agreement with Bancomext.  In addition, we entered into agreements on October 16, 2009 with our remaining derivative counterparties to convert a total of approximately U.S.$738.3 million dollars owing under our terminated foreign exchange derivative instruments into medium and long-term loans, as described below.

In connection with most of its obligations under its foreign exchange derivative instruments, the Company entered into a term sheet on March 19, 2009 that provided for the financing of the obligations that would result from the termination of all of its foreign exchange derivative instruments that it had entered into with the Major Derivative Counterparties.  On March 23, 2009, GRUMA and the Major Derivative Counterparties agreed to terminate all of these derivative instruments and fixed the total amount of obligations payable by GRUMA to the Major Derivative Counterparties at U.S.$668.3 million.  On October 16, 2009, the Company reached an agreement with the Major Derivative Counterparties to convert these derivatives obligations into the Term Loan in the amount of U.S.$668.3 with a tenor of seven and one-half years.  The Term Loan is secured by the Company’s shares in GIMSA, Gruma Corporation and Molinera de México.

In connection with the balance of its foreign exchange derivative instruments, the Company entered into separate term sheets withBarclays, RBS and Standard Chartered during June and July 2009 that provided for the financing of the obligations that would result from the termination of all of its foreign exchange derivative instruments that it had entered into with each of Barclays, RBS and Standard Chartered.  GRUMA and Barclays, RBS and Standard Chartered agreed to terminate all of the derivative instruments owing to these parties and fixed the total amount of obligations payable by GRUMA to Barclays at U.S.$21.5 million, RBS at U.S.$13.9 million and Standard Chartered at U.S.$22.9 million for a total aggregate amount of U.S.$58.3 million.  In addition, during June of 2009, GRUMA entered into a term sheet with BNP that fixed the amount payable by GRUMA to BNP at approximately U.S.$11.8 million.

On October 16, 2009, the Company reached separate agreements with Barclays, RBS and Standard Chartered to convert the obligations that resulted from the termination of all of its foreign exchange derivative instruments entered into with these parties into loans in the amount of U.S.$21.5 million, U.S.$13.9 million and U.S.$22.9 million, respectively, with a tenor of three years.  On October 16 ,2009, GRUMA also reached a separate agreement with BNP to convert the obligations that resulted from the scheduled maturity of all of its foreign exchange derivative instruments entered into with BNP into a loan in the amount of approximately U.S.$11.8 million with a tenor of approximately one and one-half years (the “BNP Term Loan”).  As a result of the Term Loan, the Three-Year Term Loans and the BNP Term Loan, the Company converted a total of approximately U.S.$738.3 million dollars owing under our terminated foreign exchange derivative instruments into medium and long-term loans.

As of June 14, 2010, the Company had no foreign exchange derivative transactions in effect.  See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.”

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

During 2009, we entered into short-term hedge transactions through commodity futures and options for a portion of our requirements.  For cash-flow hedge transactions, changes in the fair value of the derivative financial instrument are included as other comprehensive income in stockholders’ equity, based on the evaluation of the hedge effectiveness, and are reclassified to income in the periods when the hedged commitment or projected transaction is realized.  Hedge contracts other than cash flow are recognized at fair value and their valuation gain or loss is recognized in income.  As of December 31, 2009, we did not have outstanding fair value hedge contracts.  From time to time we hedge commodity price risks utilizing futures and options strategies that do not qualify for hedge accounting.  As a result of non-qualification, these derivative financial instruments are recognized at their estimated fair values and are marked to market with the associated effect recorded in current period earnings.  For the year ended December 31, 2009, we recognized an unfavorable effect of approximately Ps.114 million from these contracts.  Additionally, as of December 31, 2009, we recognized a favorable effect of approximately Ps.64 million for the valuation of these contracts that did not qualify for hedge accounting, which were marked to market and recognized in current period earnings.

Based on our overall commodity exposure at March 31, 2010, a hypothetical 10 percent decline in market prices applied to the fair value of the instruments would result in a charge to income of Ps.38 million (for non-qualifying contracts).

EQUITY PRICE RISK

We classify our equity investments, consisting primarily of shares of GFNorte, a Mexican financial services holding company, as long-term assets.  Since these investments are accounted for using the equity method, we do not believe our exposure to a hypothetical 10% decrease in the value of these equity investments would have a material effect on our results.  For additional information concerning our investment in GFNorte, see “Item 4.  Information on the Company—Description of Business—Miscellaneous—GFNorte Investment.” We did not enter into any equity swap agreements in 2008.

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

ITEM 12.      Description Of Securities Other Than Equity Securities.

American Depositary Shares

Our Series B Shares have been traded on the Bolsa Mexicana de Valores, S.A.B. de C.V., or Mexican Stock Exchange, since 1994.  The ADSs, each representing four Series B Shares, commenced trading on the New York Stock Exchange in November 1998.  As of April 29, 2010, our capital stock was represented by 565,174,609 issued Series B shares, of which 563,650,709 shares were outstanding, fully subscribed and paid, and 1,523,900 shares were held in our treasury.  As of December 31, 2009, 77,976,580 Series B shares of our common stock were represented by 19,494,145 ADSs held by 10 record holders in the United States.

In May 2008, we issued 82,624,657 of our Series B shares pursuant to a preemptive rights offering in Mexico to our non-U.S. shareholders.  Company shareholders exercising their preemptive rights paid for and acquired the shares at a price of Ps.25.55 per share, resulting in aggregate net proceeds to us from the offering of Ps.2,111 million.  We did not offer any rights to acquire the shares to U.S. persons, nor in any other jurisdiction outside of Mexico.  The proceeds of the offering were used to reduce our level of debt and improve our debt ratios in order to maintain our investment-grade rating.

On October 13, 2008, our Series B Shares were suspended as required by the Mexican Stock Exchange in connection with pending information regarding the publication of events related to the Company’s currency derivative instruments.  Accordingly, our ADSs were also suspended on the New York Stock Exchange on October 20, 2008.  On October 29, 2008, our Series B Shares and our ADSs began trading again as the aforementioned information was released.

Fees and Expenses

The following table summarizes the fees and expenses payable by holders of ADSs to Citibank, N.A. (the “Depositary”) pursuant to the Deposit Agreement dated September 18, 1998:

Service	Rate	By Whom Paid

(1) Issuance of ADSs upon deposit of Series B Shares (excluding issuances contemplated by paragraphs 3(b) and (5) below)	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) issued	Party for whom deposits are made or party receiving ADSs
(2) Delivery of Series B Shares, property and cash against surrender of ADSs.	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) surrendered.	Party surrendering ADSs or making withdrawal.
(3) Distribution of (a) cash dividend or (b) ADSs pursuant to stock dividends (or other free distribution of stock)	No fee, so long as prohibited by the exchange upon which ADSs are listed.	N/A
(4) Distribution of cash proceeds (i.e. upon sale of rights or the sale of any securities or property pursuant to Sections the Deposit Agreement)	Up to $2.00 per 100 ADSs held.	Party to whom distribution is made.
(5) Distribution of ADSs pursuant to exercise of rights.	Up to $2.00 per 100 ADSs issued.	Party to whom distribution is made.

In addition to the foregoing, holders of our ADSs are responsible for the following charges pursuant to the Deposit Agreement: (i) taxes (including applicable interest and penalties) and other governmental charges; (ii) such registration fees as may from time to time be in effect for the registration of Series B Shares on the share register and applicable to transfers of Series B Shares to or from the name of Citibank, S.A. (the “Custodian”), the Depositary or any nominees upon the making of deposits and withdrawals, respectively; (iii) such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing Series B Shares or holders of ADSs; (iv) the customary expenses and charges incurred by the Depositary in the conversion of foreign currency; and (v) such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulatory requirements applicable to Series B Shares, ADSs and ADRs.

Pursuant to the Deposit Agreement, the Depositary may deduct the amount of any taxes or other governmental charges owed from any payments to holders.  It may also sell deposited securities to pay any taxes owed.  Holders may be required to indemnify the Depositary, the Company and the Custodian from any claims with respect to taxes.

PART II

ITEM 13.                 Defaults, Dividend Arrearages And Delinquencies.

Not applicable.

ITEM 14.                 Material Modifications To The Rights Of Security Holders And Use Of Proceeds.

Not applicable.

ITEM 15.                 Controls and Procedures.

(a) Disclosure controls and procedures.  We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Corporate Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our Chief Executive Officer, Chief Financial

Officer and Chief Corporate Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer, Chief Financial Officer and Chief Corporate Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

PricewaterhouseCoopers, an independent registered public accounting firm, our independent auditor, issued an attestation report on our internal control over financial reporting on June 14, 2010.

(c) Attestation Report of the registered public accounting firm.  The report of PricewaterhouseCoopers, an independent registered public accounting firm, on our internal control over financial reporting is included herein at page F-2.

(d) Changes in internal control over financial reporting.  There has been no change in our internal control over financial reporting during 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting:

ITEM 16A.  Audit Committee Financial Expert.

Our Board of Directors has determined that Juan Diez-Canedo Ruiz and José de la Peña y Angelini qualify as “audit committee financial experts”, and Mr. Diez-Canedo Ruiz and José de la Peña y Angelini are independent, within the meaning of this Item 16A.

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

ITEM 16C.  Principal Accountant Fees and Services.

Audit and Non-Audit Fees

The following table sets forth the fees billed to us and our subsidiaries by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2008 and 2009:

	Year ended December 31,
	2008		2009
	(thousands of Mexican pesos)
Audit fees	Ps.	32,396	Ps.	40,199
Tax fees		6,686		6,120
Other fees		635		13,814
Total fees	Ps.	39,717	Ps.	60,133

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

Other fees in the above table are fees billed by PricewaterhouseCoopers and its affiliates for non-audit services, mainly related to accounting advice on the implementation of new accounting standards as well as accounting advise on derivative financial instruments, as permitted by the applicable independence rules.

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

We did not repurchase any of our Series B Shares or ADSs in 2009.

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

Corporate Governance Committee

Under both NYSE Rules and Mexican securities laws and regulations, listed companies are also required to have a Corporate Governance Committee comprised solely of independent directors.  The Company’s Board of Directors appoints the members of the Corporate Governance Committee, with the exception of its Chairman, who is appointed by the shareholders at a Shareholders’ Meeting.  Currently, our Corporate Governance Committee is comprised of the same three members of our Audit Committee.  Our Corporate Governance Committee operates pursuant to the provisions of the Mexican Securities Law and our Bylaws.  A description of the specific functions of our Corporate Governance Committee can be found in Item 10.  See “Item 10. Additional Information—Audit and Corporate Governance Committees” for further information about our Corporate Governance Committee.

Compensation Committee

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

Solicitation of Proxies

Under NYSE Rules, listed companies are required to solicit proxies and provide proxy materials for all meetings of shareholders.  Such proxy solicitations are to be provided to the NYSE.  We are not required to solicit proxies from our shareholders.  Under our Bylaws and Mexican securities laws and regulations, we inform shareholders of all meetings by public notice, which states the requirements for admission to the meeting. Under the deposit agreement relating to our ADSs, holders of our ADSs receive notice of of shareholders’ meetings together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

PART III

ITEM 17.                      Financial Statements.

Not Applicable.

ITEM 18.                      Financial Statements.

See pages F-1 through F-177, incorporated herein by reference.

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

2(b)(1)	Indenture, dated as of December 3, 2004, between us and JPMorgan Chase Bank, N.A., as Indenture Trustee representing up to U.S.$300,000,000 of our 7.75% Perpetual Bonds. *****

2(b)(2)	Supplemental Indenture, dated as of October 21, 2009, between us and the Bank of New York Mellon, as successor Indenture Trustee under the Indenture referred to above.

2(b)(3)

U.S.$197 million Secured Loan Agreement among us, the Lenders party thereto, BBVA Securities Inc. as Bookrunner and Lead Arranger, BBVA Bancomer, S.A. as Administrative Agent and the Bank of New York Mellon, as Collateral Agent, dated as of October 16, 2009.

2(b)(4)

U.S.$100 million revolving credit facility among Gruma Corporation, the Lenders party thereto, Bank of America, N.A., as Administrative Agent, Documentation Agent and Letter of Credit Issuer, dated October 30, 2006.******

2(b)(5)	Ps.3,367 million term loan between us and Bancomext with a variable interest rate of TIIE + 6.21%, dated September 18, 2009.

2(b)(6)

U.S.$668.3 million senior secured credit facility among us, Deutsche Bank Trust Company Americas, as Administrative Agent, The Bank of New York Mellon, as Collateral Agent, and the Lenders Party thereto.

2(b)(7)	U.S.$22.9 million term loan between us and Standard Chartered Bank, as Lender, dated October 16, 2009.

2(b)(8)	U.S.$21.5 million term loan between us and Barclays Bank PLC, as Lender, dated October 16, 2009.

2(b)(9)	U.S.$13.9 million term loan between us and ABN AMRO Bank N.V., as Lender, dated October 16, 2009.

2(b)(10)	U.S.$11.8 million term loan between us and BNP Paribas, as Lender, dated October 16, 2009.

4(a)(1)	Shareholders Agreement by and among us, Roberto González Barrera, Archer Daniels-Midland Company and ADM Bioproductos, S.A. de C.V., dated August 21, 1996. ***

4(a)(2)	Amendment No. 1 to Shareholders Agreement by and among us, Roberto González Barrera, Archer Daniels-Midland Company and ADM Bioproductos, S.A. de C.V., dated September 13, 1996.****

4(a)(3)	Amendment No. 2 to Shareholders Agreement by and among us, Roberto González Barrera, Archer Daniels-Midland Company and ADM Bioproductos, S.A. de C.V., dated August 18, 1999.****

Exhibit No.

4(a)(4)	Asset Contribution Agreement among Gruma Corporation, Gruma Holding, Inc., ADM Milling Co., Valley Holding, Inc., GRUMA-ADM, and Azteca Milling, L.P., dated August 21, 1996.***

4(a)(5)	Investment Agreement by and between us and Archer-Daniels-Midland Company, dated August 21, 1996. ***

8	List of Principal Subsidiaries.

12(a)(1)	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 14, 2010.

12(a)(2)	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 14, 2010.

13	Officer Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 14, 2010.

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

GRUMA, S.A.B. de C.V.

/s/ Juan Antonio Quiroga Garcia
Juan Antonio Quiroga Garcia
Chief Corporate Officer
Dated: June 14, 2010

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

Grupo Financiero Banorte, S.A.B. de C.V. and Subsidiaries

Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements as of December 31, 2009, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

Gruma, S. A. B. de C. V.

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and their related consolidated statements of income, of changes in stockholders’ equity, of cash flows and of changes in financial position, present fairly, in all material respects, the financial position of Gruma, S. A. B. de C. V. and subsidiaries (the Company) at December 31, 2009 and 2008, and the results of their operations for each of the three years in the period ended December 31, 2009, their cash flows for the years ended December 31, 2009 and 2008 and their changes in financial position for the year ended December 31, 2007, in conformity with Mexican Financial Reporting Standards.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing on Item 15.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We did not audit the financial statements of Grupo Financiero Banorte, S. A. B. de C. V., and subsidiaries, an associated company, whose investment in common stock as of December 31, 2009 and 2008 represents 9% and 7%, respectively, of the consolidated total assets, and whose equity in income represented 23%, (5)% and 32% of consolidated net (loss) income, for each of the three years in the period ended December 31, 2009, 2008 and 2007, respectively.  Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Grupo Financiero Banorte, S. A. B. de C. V. and subsidiaries, is based solely on the report of the other auditors.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and generally accepted auditing standards in Mexico.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinions.

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

As further explained in Note 20, in May 12, 2010 the Government of Venezuela announced its intention to expropriate Gruma’s Venezuelan subsidiary, Molinos Nacionales C.A.

PricewaterhouseCoopers, S.C.

Monterrey, Mexico

June 14, 2010

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2008 AND 2009

(Expressed in thousands of Mexican pesos)

(Notes 1 and 2)

	2008		2009
ASSETS
Current:
Cash	Ps.	865,861	Ps.	791,745
Cash equivalents (Note 2-G)	560,392		1,216,211
Accounts receivable, net (Note 3)	6,232,601		5,754,256
Refundable taxes (Note 3)	1,038,703		632,688
Inventories (Note 4)	7,628,517		7,589,080
Prepaid expenses	372,975		496,012
Total current assets	16,699,049		16,479,992
Investment in common stock of associated companies (Note 5)	3,435,648		3,975,652
Property, plant and equipment, net (Note 6)	20,653,274		19,958,405
Intangible assets, net (Note 7)	827,286		839,698
Goodwill (Note 2-K and 7)	2,204,087		2,169,473
Other assets (Note 8)	615,333		543,295
Total assets	Ps.	44,434,677	Ps.	43,966,515
LIABILITIES
Current:
Bank loans (Note 9)	Ps.	1,910,929	Ps.	912,141
Current portion of long-term debt (Note 9)	507,631		1,291,251
Trade accounts payable	3,171,907		3,630,974
Accrued liabilities and other accounts payable	2,932,260		2,847,103
Income taxes payable	124,991		219,722
Employees’ statutory profit sharing payable	28,123		36,467
Derivative financial instruments (Note 17)	6,316,721		11,935
Total current liabilities	14,992,562		8,949,593
Long-term debt (Note 9)	11,728,068		20,039,868
Derivative financial instruments (Note 17)	5,155,571		—
Deferred taxes (Note 14-B)	2,556,308		2,476,245
Deferred employees’ statutory profit sharing (Note 10)	298,501		272,910
Other liabilities (Note 10)	422,117		416,336
Total long-term liabilities	20,160,565		23,205,359
Total liabilities	35,153,127		32,154,952
Contingencies and commitments (Note 11)
STOCKHOLDERS’ EQUITY
Majority interest (Note 12):
Common stock	6,972,425		6,972,425
Additional paid-in capital	2,144,238		—
Contributed capital	9,116,663		6,972,425

Earned surplus (deficit)	(3,477,366)		729,040
Total majority interest	5,639,297		7,701,465
Noncontrolling interest	3,642,253		4,110,098
Total stockholders’ equity	9,281,550		11,811,563
	Ps.	44,434,677	Ps.	43,966,515

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except share and per share amounts)

(Notes 1 and 2)

	2007		2008		2009

Net sales	Ps.	35,816,046	Ps.	44,792,572	Ps.	50,489,048
Cost of sales	(24,192,290)		(30,236,597)		(33,100,107)
Gross profit	11,623,756		14,555,975		17,388,941

Selling and administrative expenses	(9,749,888)		(11,288,995)		(13,581,969)
Operating income	1,873,868		3,266,980		3,806,972

Other income (expenses), net (Notes 2-A and 13)	555,743		(181,368)		(150,439)

Comprehensive financing income (expense):
Interest expense	(683,578)		(823,702)		(1,449,601)
Interest income	64,357		90,399		95,155
Gain (loss) from derivative financial instruments (Note 17)	155,456		(15,056,799)		(543,123)
Monetary position gain, net	558,509		446,720		209,493
Gain from foreign exchange differences, net (Note 15-A)	72,129		255,530		755,188
	166,873		(15,087,852)		(932,888)

Equity in earnings of associated companies	707,835		618,476		495,045

Income (loss) before income taxes	3,304,319		(11,383,764)		3,218,690

Income taxes (Note 14):
Current	(627,675)		(304,753)		(1,065,196)
Deferred	(298,035)		(129,942)		(43,150)
	(925,710)		(434,695)		(1,108,346)

Consolidated income (loss)	2,378,609		(11,818,459)		2,110,344
Noncontrolling interest	(145,288)		(521,299)		(581,424)
Majority net income (loss)	Ps.	2,233,321	Ps.	(12,339,758)	Ps.	1,528,920

Earnings (loss) per share (in pesos)	Ps.	4.63	Ps.	(21.84)	Ps.	2.71
Weighted average shares outstanding (thousands)	482,506		564,853		563,651

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

 (Expressed in thousands of Mexican pesos, except share and per share amounts)
(Notes 1 and 2)

	Common stock									Cumulative effect of		Retained earnings				Foreign
	(Note 12-A)									deferred income taxes		(Note 12-B)				currency
	Number of			Additional				Derivative		and employees’				Net income		translation		Total		Non-		Total
	shares			paid-in		Deficit from		financial		statutory profit		Prior		(loss) for		adjustments		majority		controlling		stockholders’
	(thousands)	Amount		capital		restatement		instruments		sharing		years		the year		(Note 12-D)		interest		interest		equity
Balances at December 31, 2006	482,550	Ps.	13,317,435	Ps.	4,841,487	Ps.	(15,091,290)	Ps.	6,725	Ps.	(226,316)	Ps.	11,192,355	Ps.	1,601,125	Ps.	(808,026)	Ps.	14,833,495	Ps.	3,068,756	Ps.	17,902,251

Appropriation of prior year net income												1,601,125		(1,601,125)				—				—
Decrease of minority interest																		—		(21,191)		(21,191)
Dividends paid (Ps.0.88 per share)												(423,625)						(423,625)		(203,639)		(627,264)
Net purchases and sales of Company’s common stock	(1,047)	(27,829)		(10,117)								2,516						(35,430)				(35,430)
	(1,047)	(27,829)		(10,117)								1,180,016		(1,601,125)				(459,055)		(224,830)		(683,885)
Comprehensive income:
Recognition of inflation effects for the year						(1,104,888)						(197,668)						(1,302,556)		(61,073)		(1,363,629)
Foreign currency translation adjustments																354,940		354,940		(46,152)		308,788
Derivative financial instruments, net of taxes								35,065										35,065				35,065
Net income for the year														2,233,321				2,233,321		145,288		2,378,609
Comprehensive income for the year						(1,104,888)		35,065				(197,668)		2,233,321		354,940		1,320,770		38,063		1,358,833
Balances at December 31, 2007	481,503	13,289,606		4,831,370		(16,196,178)		41,790		(226,316)		12,174,703		2,233,321		(453,086)		15,695,210		2,881,989		18,577,199

Appropriation of prior year net income												2,233,321		(2,233,321)				—				—
Dividends paid																		—		(62,953)		(62,953)
Stock issuance	82,625	2,111,060																2,111,060				2,111,060
Net purchases and sales of Company’s common stock	(477)	9,069		3,732								(24,362)						(11,561)				(11,561)
	82,148	2,120,129		3,732								2,208,959		(2,233,321)				2,099,499		(62,953)		2,036,546
Comprehensive loss:
Reclassification of deficit from restatement (Note 12)		(8,437,310)		(2,690,864)		16,196,178				226,316		(5,294,320)						—				—
Cumulative effect of income tax and deferred employees’ statutory profit sharing												(579,454)						(579,454)		(91,166)		(670,620)
Effect of labor obligations recognized in equity												36,577						36,577		141		36,718
Equity ownership from associated company												(103,232)						(103,232)		(700)		(103,932)
Foreign currency translation adjustments																976,141		976,141		393,643		1,369,784
Derivative financial instruments, net of taxes								(145,686)										(145,686)				(145,686)
Net loss for the year														(12,339,758)				(12,339,758)		521,299		(11,818,459)
Comprehensive loss for the year		(8,437,310)		(2,690,864)		16,196,178		(145,686)		226,316		(5,940,429)		(12,339,758)		976,141		(12,155,412)		823,217		(11,332,195)
Balances at December 31, 2008	563,651	6,972,425		2,144,238		—		(103,896)		—		8,443,233		(12,339,758)		523,055		5,639,297		3,642,253		9,281,550

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

 (Expressed in thousands of Mexican pesos, except share and per share amounts)
(Notes 1 and 2)

Cumulative effect
Common stock	of deferred income	Retained earnings	Foreign
(Note 12-A)	taxes and	(Note 12-B)	currency
Number of	Additional	Derivative	employees’	Net income	translation	Total	Non-	Total
shares	paid-in	Deficit from	financial	statutory profit	Prior	(loss) for	adjustments	majority	controlling	stockholders’
(thousands)	Amount	capital	restatement	instruments	sharing	years	the year	(Note 12-D)	interest	interest	equity
Appropriation of prior year net loss	(12,339,758)	12,339,758	—	—
Appropriation of additional paid-in capital	(2,144,238)	2,144,238	—	—
Dividends paid	—	(175,255)	(175,255)
(2,144,238)	(10,195,520)	12,339,758	—	(175,255)	(175,255)
Comprehensive income:
Effect due on tax consolidation	(2,475)	(2,475)	(2,475)
Equity ownership from associated company	76,921	76,921	76,921
Foreign currency translation adjustments	365,887	365,887	72,198	438,085
Derivative financial instruments, net of taxes	103,896	103,896	103,896
Other transactions related to comprehensive income	(10,981)	(10,981)	(10,522)	(21,503)
Net income for the year	1,528,920	1,528,920	581,424	2,110,344
Comprehensive income for the year	103,896	63,465	1,528,920	365,887	2,062,168	643,100	2,705,268
Balances at December 31, 2009	563,651	Ps.	6,972,425	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(1,688,822)	Ps.	1,528,920	Ps.	888,942	Ps.	7,701,465	Ps.	4,110,098	Ps.	11,811,563

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

(Expressed in thousands of Mexican pesos)
(Notes 1 and 2)

2008	2009

(Loss) income before income taxes	Ps.	(11,383,764)	Ps.	3,218,690

Restatement effects from companies in an inflationary environment	(173,504)	37,898
Foreign exchange (gain) loss from working capital	(728,177)	33,909
Net cost of the year for labor obligations	345,205	199,308
Items related with investing activities:
Depreciation and amortization	1,410,420	1,648,446
Impairment of long-lived assets	46,851	26,799
Interest income	(56,030)	(59,279)
Foreign exchange gain from cash	(104,979)	(21,296)
Equity in earnings of associated companies	(618,476)	(495,045)
Loss from sale of fixed assets	11,315	94,384
Items related with financing activities:
Derivative financial instruments	15,056,799	543,123
Foreign exchange loss (gain) from bank loans	577,627	(767,801)
Interest expense	734,266	1,319,073
5,117,553	5,778,209
Changes in working capital:
Accounts receivable, net	(946,818)	(87,019)
Inventories	(921,227)	346,059
Prepaid expenses	3,935	(141,855)
Trade accounts payable	(245,707)	201,000
Accrued liabilities and other accounts payable	191,118	(153,674)
Income taxes paid	(660,589)	(596,954)
Employees’ retirement benefits and others, net	(325,269)	(177,968)
(2,904,557)	(610,411)
Net cash flows from operating activities	2,212,996	5,167,798

Investing activities:
Acquisition of property, plant and equipment	(2,696,744)	(1,168,663)
Sales of property, plant and equipment	27,880	126,333
Intangible assets	(60,198)	(108,646)
Acquisition of shares of associated companies	(154,568)	—
Interest received	43,828	43,392
Dividends received from associated companies	83,446	31,959
Other	(201,846)	115,573
Net cash flows from investing activities	(2,958,202)	(960,052)
Cash (to be obtained from) in excess to be used in financing activities	(745,206)	4,207,746

Financing activities:
Proceeds from bank loans and long-term debt	6,912,197	11,774,361
Repayment of bank loans and long-term debt	(3,206,050)	(2,463,168)
Interest paid	(781,525)	(1,237,114)
Derivative financial instruments paid	(3,538,840)	(11,485,512)
Proceeds from stock issuance	2,111,060	—
Acquisition of subsidiary shares from minority shareholder	—	(21,503)
Net purchases and sales of Company’s common stock	(11,561)	—
Dividends paid	(62,953)	(175,255)
Other	(11,517)	(836)
Net cash flows from financing activities	1,410,811	(3,609,027)
Net increase in cash and cash equivalents	665,605	598,719
Exchange differences on cash and cash equivalents	279,720	(17,016)

Cash and cash equivalents at beginning of year	480,928	1,426,253
Cash and cash equivalents at end of year	Ps.	1,426,253	Ps.	2,007,956

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FOR THE YEAR ENDED DECEMBER 31, 2007

(Expressed in thousands of constant Mexican pesos as of December 31, 2007)
(Notes 1 and 2)

2007
Operating activities:
Majority net income for the year	Ps.	2,233,321
Noncontrolling interest	145,288
Consolidated net income	2,378,609

Adjustments to reconcile consolidated net income to net resources provided by operating activities:
Depreciation and amortization	1,178,797
Impairment of long-lived assets	140,049
Equity in earnings of associated companies, net of dividends received	(628,635)
Deferred income taxes and employees’ statutory profit sharing	280,776
Net gain from sale of subsidiaries’ shares	(75,718)
Net gain from sale of associated company’s shares	(847,175)
Loss from sale of fixed assets	49,847
Labor obligations and other long-term accrued liabilities	21,263
2,497,813
Changes in working capital:
Accounts receivable, net	(294,768)
Inventories	(2,166,018)
Prepaid expenses	45,984
Trade accounts payable	193,450
Accrued liabilities and other accounts payable	17,653
Income taxes and employees’ statutory profit sharing payable	(26,767)
(2,230,466)
Net resources provided by operating activities	267,347

Financing activities:
Proceeds from bank loans and long-term debt	4,133,286
Repayment of bank loans and long-term debt	(3,151,536)
Long-term notes payable for new acquisitions	(50,666)
Decrease by noncontrolling interest	(21,191)
Net purchases and sales of Company’s common stock and derivative financial instruments	(365)
Dividends paid	(627,264)
Other	(74,261)
Net resources provided by financing activities	208,003

Investing activities:
Acquisition of property, plant and equipment	(2,222,903)
Sale of property, plant and equipment	194,549
Intangible assets	(16,487)
Resources received from sale of subsidiaries’ shares	167,420
Resources received from sale of associated company’s shares	1,267,353
Other	16,260
Net resources used in investing activities	(593,808)
Net decrease in cash and cash equivalents	(118,458)
Cash and cash equivalents at beginning of year	599,386
Cash and cash equivalents at end of year	Ps.	480,928

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

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

The accompanying consolidated financial statements and notes were authorized on June 14, 2010 by Juan Quiroga García, Chief Corporate Officer, and Homero Huerta Moreno, Chief Administrative Officer.

2.             SIGNIFICANT ACCOUNTING POLICIES

A)               BASIS OF PREPARATION

The accompanying consolidated financial statements as of December 31, 2007, 2008 and 2009 have been prepared in accordance with Mexican Financial Reporting Standards (MFRS) or Mexican FRS. All new MFRS published to be mandatory for accounting periods beginning January 1, 2009 were adopted by the Company; however, these new MFRS did not have any material effect on the Company’s financial position and results of operation.

Certain reclassifications have been applied to previous years’ financial information for comparability purposes with the current presentation.

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

Due to the adoption of MFRS B-2 “Statement of Cash Flows”, effective starting January 1, 2008, the Company presents, as basic financial statements, the statements of cash flows for the years ending December 31, 2008 and 2009. These financial statements present cash inflows and outflows that show how cash is provided or used during these years, classified as operating, investing and financing activities. For this purpose, the Company used the indirect method, which presents earnings or losses before taxes adjusted for the effects of operations of prior periods received or paid in the current period, and for operations in the current period that will be received or paid in the future. For the year ended December 31, 2007, the statement of changes in financial position was presented separately as a basic financial statement which classifies changes in financial position for operating, financing, and investing activities. This financial statement is expressed in Mexican pesos of constant purchasing power as of December 31, 2007.

Based on the criteria mentioned above, the Company applied the accounting policies that are described below. A reconciliation from Mexican FRS to United States generally accepted accounting principles (U.S. GAAP) is included in Note 21.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

2.             SIGNIFICANT ACCOUNTING POLICIES (Continued)

B)                 BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of Gruma, S.A.B. de C.V., and all of those subsidiaries including Special Purpose Entities (SPE), in which the majority of the common shares are owned directly or indirectly by the Company or it otherwise has control or the Company has significant amount of risks and rewards, among other, since it has more than half of the voting rights as agreed with other shareholders. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements.

As of December 31, 2008 and 2009 the main subsidiaries included in the consolidation are the following:

	% of ownership
	2008	2009
Gruma Corporation and subsidiaries (Note 9)	100.00	100.00
Grupo Industrial Maseca, S.A.B. de C.V. and subsidiaries (Note 9)	83.18	83.18
Molinos Nacionales, C.A. (Note 17-D)	72.86	72.86
Derivados de Maíz Seleccionado, C.A. (Note 17-D)	57.00	57.00
Molinera de México, S.A. de C.V. and subsidiaries (Note 9)	60.00	60.00
Gruma International Foods, S.L. and subsidiaries	100.00	100.00
Productos y Distribuidora Azteca, S.A. de C.V	100.00	100.00
Investigación de Tecnología Avanzada, S.A. de C.V. and subsidiaries	100.00	100.00

C)                 USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with Mexican FRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, and reported amounts of revenues, costs and expenses for the years reported on. The main items subject to such estimates are the carrying value of property, plant and equipment, goodwill and other intangible assets, deferred income tax and flat rate business tax, and valuation of derivative financial instruments. Actual results could differ from those estimates.

D)                FOREIGN CURRENCY TRANSLATION

Starting January 1, 2008, the Company adopted the provisions included in the new MFRS B-15 “Foreign Currency Translation”, under which the Mexican peso is defined as the Company’s functional currency as well as its reporting currency. Based on the new standard, the financial statements of the foreign subsidiaries are translated to Mexican pesos, depending on the economic environment in which the subsidiary operates, as follows:

Non-inflationary economic environment:

a.               As of December 31, 2009 assets and liabilities are translated to Mexican pesos using the year-end exchange rate of Ps.13.07.

b.              As of December 31, 2008 stockholders’ equity was translated to Mexican pesos using the exchange rate at that date, whereas the transactions of the year 2009 are translated by applying the exchange rate in effect at the dates on which the stockholders’ contributions were made and income was generated. The average exchange rate was Ps.13.57.

c.               Revenues, costs and expenses for the year 2009 are translated to Mexican pesos using the historical exchange rate. The average exchange rate was Ps.13.57.

d.              The effects of translation are recognized as a component of stockholders’ equity entitled “Foreign currency translation adjustments”.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

2.             SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inflationary economic environment:

Financial statements are restated following the provisions of MFRS B-10, applying the price index of the foreign country which reflects the change in purchasing power of the currency in which the subsidiary reports. Afterwards, the financial statements are translated to Mexican pesos as follows:

a.        As of December 31, 2009 assets, liabilities and stockholders’ equity are translated to Mexican pesos using the year-end exchange rate of Ps.13.07.

b.       Revenues, costs and expenses for the year 2009 are translated to Mexican pesos using the year-end exchange rate of Ps.13.07.

c.        The changes were recognized by the Company as a component of stockholders’ equity entitled “Foreign currency translation adjustments”.

E)                  RECOGNITION OF THE EFFECTS OF INFLATION

Starting January 1, 2008, the provisions of MFRS B-10 “Effects of inflation” became effective. This standard establishes the guidelines for recognizing the effects of inflation based on the inflationary environment of the country. According to the provisions of MFRS B-10, as long as the accumulated inflation rate in the countries where the Company and its subsidiaries operate does not exceed 26% in the last three years, the effects of inflation in the financial information will not be applied. Since the accumulated inflation in the countries where the Company and its subsidiaries operate did not exceed the 26% for the last three years, with the exception of Venezuela and some other countries not significant for these consolidated financial statements, the consolidated financial statements as of December 31, 2008 and 2009 have been prepared based on the modified historical cost model (that is, the effects of transactions recognized as of December 31, 2007 are expressed in Mexican pesos of constant purchasing power at that date, and the effects of transactions that occurred after that date are expressed in nominal Mexican pesos, except for Venezuela and some other countries not significant for these consolidated financial statements, which transactions were restated following the provisions of MFRS B-10).

F)                  FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are recorded in Mexican pesos at the exchange rate in effect on the dates the transactions are realized. Monetary assets and liabilities denominated in foreign currencies are translated into Mexican pesos at the exchange rate in effect at the balance sheet dates. Foreign exchange differences arising on the valuation and liquidation of these balances are credited or charged to income, except for the effects of translation of foreign currency denominated liabilities which are accounted for as a hedge of the Company’s net investment in foreign subsidiaries, and are recognized as a component of equity under “Foreign currency translation adjustments”.

G)                 CASH EQUIVALENTS

Cash equivalents are highly liquid investments with maturities of less than a year from the date of the balance sheet and are stated at cost, which approximates market value.

H)                INVENTORIES AND COST OF SALES

Inventories and cost of sales are expressed at their modified historical cost determined by the average cost method. These values do not exceed their market value.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

2.             SIGNIFICANT ACCOUNTING POLICIES (Continued)

In January 2007, the Mexican government and several participants in the corn, corn flour and tortilla supply chain signed an agreement which establishes rights and obligations to fix prices of corn and related products, in order to prevent significant increases in the tortilla price. As a result, the Company, through its subsidiary Grupo Industrial Maseca, S.A.B. de C.V. (GIMSA), agreed a price of Ps.5 thousand per ton of corn flour in all Mexico until the end of April of that year. On April 25, 2007, the Mexican government announced a second agreement that extended the term until August 15, 2007. GIMSA kept its corn flour at this price until the end of May 2008.

On October 21, 2008, the Federal Official Gazette published, on behalf of the Ministry of Economy and within the Agreement to Promote Competitiveness of the Industrial Sectors (“PROIND”), the Guidelines for the Operation of the Program of Benefits for the Corn Flour Industry (“PROHARINA”) for the fiscal year 2008. The PROHARINA had among its objectives to reduce the impact on the final consumer of increases in the international prices of corn using a mechanism of granting benefits to the final consumer, through the industry that produces corn flour, to which GIMSA belongs. These benefits are granted subject to the kilogram of corn flour being sold at a maximum price of Ps.5.45 per kilogram of corn flour starting June 2008. These benefits are recognized in the income statement as a reduction in the cost of sales. The benefits obtained by GIMSA through PROHARINA in 2009 amounted to Ps.1,465 million (Ps.1,271 million in 2008). In November 2009, the Ministry of Economy terminated the PROHARINA program.

I)                     INVESTMENT IN COMMON STOCK

Investment in common stock, where ownership in equity is between 10% and 50% for investees listed on a stock exchange or between 25% and 50% for non-listed investees and there is evidence that the Company has significant influence, are accounted for by the equity method. The equity method consists of adjusting the acquisition cost of the shares, determined through the purchase method, by the portion of comprehensive income or loss and the distribution of earnings through capital reimbursements subsequent to the acquisition date.

The Company’s equity in earnings of associated companies is presented separately in the income statement or in stockholders’ equity for transactions recorded directly in the stockholders’ equity of the investee.

J)                    PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment and its respective depreciation, including acquisitions through capital leases, are stated as follows:

a.         Acquisitions carried out starting January 1, 2008 at their historical costs, and

b.        Acquisitions settled until December 31, 2007 at their restated values, by applying National Consumer Price Index (NCPI) factors to their acquisition cost until December 31, 2007, except for machinery and equipment of foreign origin, which are restated on the basis of a specific index composed of the General Consumer Price Index (GCPI) of the country of origin and the change in value of the Mexican peso against the foreign currency at the year-end 2007.

Consequently, as of December 31, 2009, property, plant and equipment, are expressed at their modified historical cost.

Depreciation expense is computed based on the modified historical cost less salvage value, using the straight-line method over the estimated useful lives of the assets.  Useful lives of the assets are as follows:

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

2.             SIGNIFICANT ACCOUNTING POLICIES (Continued)

Years
Buildings	25 — 50
Machinery and equipment	5 — 25
Software for internal use	3 — 7
Leasehold improvements	10 (*)

(*) The shorter of 10 years or the term of the leasehold agreement.

Leases for machinery and equipment are capitalized due to the fact that substantially all the risks and benefits inherent to the ownership are transferred. The amount capitalized represents the lower of the market value of the leased asset or the present value of the minimum payments. The interest expense from the financing provided by the lessor for the acquisition of these assets is recognized in the income statement in the period when incurred.

Maintenance and repairs are expensed as incurred. Costs of major replacements and improvements are capitalized. The interest expense, foreign exchange differences, gain or loss on monetary position and other costs of the financing required for fixed assets whose acquisition or construction requires a substantial period of time, are capitalized as part of the cost of the assets. The values so determined do not exceed their fair value.

Direct internal and external costs related to the development and implementation of internal use software are capitalized and amortized over its estimated useful life beginning when such software is ready for its intended use.

Idle assets that are not in service and will not be used in the future are no longer depreciated and are stated at their net replacement cost. An impairment loss is recognized in other expenses, net when the net replacement cost is less than its carrying value.

The value of these assets is subject to impairment tests when certain events and circumstances are present, as mentioned in Note 2-L.

K)                INTANGIBLE ASSETS, NET AND GOODWILL

Intangible assets acquired or developed, are stated as follows:

a.               Acquisitions or developments made starting January 1, 2008, at historical cost, and

b.              Acquisitions or developments realized through December 31, 2007, at restated value determined by applying NCPI factors until December 31, 2007 to their cost of acquisition or development.

Consequently, as of December 31, 2009, intangible assets are presented at modified historical cost.

As of December 31, 2008 and 2009, for foreign subsidiaries in an inflationary environment, the value of these assets is restated using the GCPI factors.

Expenses incurred during the development stage are capitalized. The development stage concludes upon the commencement of commercial operations. Research expenses are expensed as incurred.

Amortization expense of intangible assets with finite lives is computed on the restated values using the straight-line method, over a period of 2 to 20 years, based on contractual, economic, legal or regulatory factors. Indefinite-lived intangible assets are no longer amortized.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

2.             SIGNIFICANT ACCOUNTING POLICIES (Continued)

Business combinations and investments in subsidiaries and associated companies are accounted for by the purchase method. Goodwill is no longer amortized and is tested annually for impairment.

Debt issuance costs are capitalized. Amortization expense of debt issuance costs is computed using the straight-line method over the term of the related debt.

The value of these assets is subject to impairment tests, when certain events and circumstances are present as mentioned in Note 2-L.

L)                   IMPAIRMENT OF LONG-LIVED ASSETS

The Company performs impairment tests for its property, plant and equipment; intangible assets with finite lives; and investment in associated companies, when certain events and circumstances suggest that the carrying value of the assets might not be recovered. Intangible assets with indefinite lives and goodwill are subject to impairment tests at least once a year.

The recoverable amount under Mexican FRS is the higher of (1) the long-lived asset’s (asset group) fair value less costs to sell, representing the amount obtainable from the sale of the long-lived asset (asset group) in an arm’s length transaction between knowledgeable, willing parties less the costs of disposal and (2) the long-lived asset’s (asset group) value in use representing its future cash flows discounted to present value by using a rate that reflects the current assessment of the time value of money and the risks specific to the long-lived asset (asset group) for which the cash flow estimates have not been adjusted. An impairment loss is recognized to the extent that the net book value exceeds the estimated recoverable amount of the assets.

For the years ended December 31, 2007, 2008 and 2009, impairment losses of Ps. 140,049, Ps.46,851 and Ps.26,799, respectively, were included in income of the year as other expenses, net, and the related assets are stated net of such losses.

The value of assets to be disposed of is determined using the lower of book value or fair value less costs to sell; when appropriate, an impairment loss is recognized for the excess of book value over fair value less costs to sell. These assets are not depreciated or amortized.

M)              LABOR OBLIGATIONS

The most significant changes from the new provisions of MFRS D-3, applied prospectively starting January 1, 2008, are:

•            The reduction in the amortization periods of items related to past services. These items are amortized in a period of five years. The effect of adoption is presented in Note 10. Until December 31, 2007, past services were amortized over the employees’ estimated remaining working life.

•            The recognition of deferred employees’ statutory profit sharing (ESPS) based on the comprehensive assets and liabilities method, which consists in recognizing a deferred ESPS for all differences between the carrying value and tax value of assets, when their payment or recovery is probable. As of January 1, 2008, the accumulated effect of the adoption of this method, which amounted to Ps.343,467, was recognized in retained earnings in the statement of changes in stockholders’ equity. The effect of the year is presented in the statement of income within other expenses, net. See Notes 10 and 13. Until December 31, 2007, deferred ESPS was only recognized for those temporary differences between net income of the year and adjusted income for ESPS, that was reasonably presumed would generate a liability or a benefit in the future.

The Company does not have defined contribution benefit plans, except for those required by the social security laws. The Company uses December 31 as a measurement date for its plans.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

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

The benefits at the end of the labor relationship other than for restructuring causes (severance payments for dismissal, seniority premium plan, voluntary separation, etc.), as well as benefits when employees reach the 60-year retirement age according to the Company’s single-payment retirement plan, are recognized based on studies by independent actuaries using the projected unit credit method. For these purposes, the Company has established trust funds to meet these obligations. The employees do not contribute to these funds.

The net period cost of each benefit plan is recognized as expense in the period when incurred. This cost includes, among others, the amortization of labor costs of past services and actuarial gains and losses of prior years.

Items pending amortization at December 31, 2007, known as transition liabilities (which include past service costs) have been amortized starting January 1, 2008 over a period of five years, instead of the estimated work life of employees, as was the case until 2007.  This change caused an additional expense in 2008 of Ps.27,483.

N)                 FINANCIAL INSTRUMENTS

Derivative financial instruments that are not designated as accounting hedges are recorded initially at cost (which approximates to fair value) and at each period-end at fair value, in the balance sheet as assets and/or liabilities. Any gain or loss on valuation is recognized in income of the year.

The fair value is determined based on recognized market prices. When the instruments are not quoted in a market, their fair value is determined based on valuation techniques accepted in the financial sector.

The changes in fair value of such derivative financial instruments are recognized as part of the comprehensive financing income or expense, except when the instruments are designated as hedges and comply with all hedging requirements, such as: documentation of such designation at the beginning of the hedge contract, including objective, primary position, risks being hedged, type of instruments, effectiveness, characteristics, accounting recognition, and method to evaluate the effectiveness.

The effectiveness of a hedge is determined when changes in the fair value or cash flows for the primary position are compensated by changes in the fair value or cash flows of the hedging instruments with a quotient that ranks from 80% to 125% of inverse correlation.

When hedge ineffectiveness is present, as well as when the hedge designation does not comply with the requirements for documentation established in MFRS C-10 “Derivative Financial Instruments”, the gain or loss on valuation of the financial instruments at fair value is recognized in income, in comprehensive financing income or expense.

For cash-flow hedge transactions, changes in the fair value of the derivative financial instrument are included as comprehensive income in stockholders’ equity, based on the evaluation of the hedge effectiveness, and are reclassified to income in the periods when the hedged commitment or projected transaction is realized. Hedge contracts other than cash-flow hedge transactions are valued at fair value, and their valuation gain or loss is recognized in income.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

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

The Company is subject to the higher of income tax and flat tax. During the years presented in these financial statements, the Company recognized deferred income tax, since the financial and tax projections prepared by management show that essentially the Company and its subsidiaries in Mexico will pay income tax in the future; therefore, at the end of the year, the Company did not recognize the effect any deferred flat tax effects.

According to the applicable law effective January 1, 2008, the Asset Tax Law was superseded. Nevertheless, the new law includes a procedure for recovering asset tax paid in previous years, which under the old law could be recovered in the following ten years if the income tax exceeded the asset tax in those years. See Note 14-C.

Q)               EARNINGS (LOSS) PER SHARE

Earnings (loss) per share are computed by dividing majority net income (loss) for the year by the weighted average number of common shares outstanding during the year.

R)                COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) is composed by: income (loss) for the year, translation effects of foreign entities, effects from changes in the fair value of derivative financial instruments that for accounting purposes were designated as hedge instruments and those items that due to a specific accounting requirement are recorded in stockholders’ equity, and do not represent capital increases, reductions or distributions. The amounts of comprehensive income (loss) for 2008 and 2009 are stated at modified historical Mexican pesos.

S)                 SEGMENT INFORMATION

The MFRS B-5 “Segment Information” requires the Company to analyze its organizational structure and its reporting system, with the purpose of identifying segments. In Note 16, segment information is shown in the way the Company’s management analyzes, directs and controls business and operating income; additionally, the note includes information by geographic area, as required by MFRS B-5.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

3.                                      ACCOUNTS RECEIVABLE, NET AND REFUNDABLE TAXES

Accounts receivable, net comprised the following as of December 31:

	2008		2009
Trade accounts receivable	Ps.	4,936,849	Ps.	4,562,111
Allowance for doubtful accounts	(245,941)		(308,537)
	4,690,908		4,253,574
Related parties	84,146		500,669
Derivative financial instruments	15,145		55,749
Employees	42,977		26,741
Other debtors	1,399,425		917,523
	Ps.	6,232,601	Ps.	5,754,256

Refundable taxes comprised the following as of December 31:

	2008		2009
Value-added tax	Ps.	243,375	Ps.	216,729
Income tax	795,328		415,959
	Ps.	1,038,703	Ps.	632,688

4.                                      INVENTORIES

Inventories consisted of the following as of December 31:

	2008		2009
Raw materials, mainly corn and wheat	Ps.	6,039,906	Ps.	5,817,681
Finished products	716,363		838,676
Materials and spare parts	471,487		486,576
Production in process	210,541		218,253
Advances to suppliers	124,374		153,383
Inventory in transit	65,846		74,511
	Ps.	7,628,517	Ps.	7,589,080

5.                                      INVESTMENT IN COMMON STOCK OF ASSOCIATED COMPANIES

Investment in common stock of associated companies consists of the investment in common stock of Grupo Financiero Banorte, S.A.B. de C.V. (“GFNorte”) and Harinera de Monterrey, S.A. de C.V., which produces wheat flour and related products in Mexico.

The Company has significant influence over GFNorte, due to its representation on the Board of Directors and the equity interest of the Company’s principal shareholder in GFNorte.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

5.                                      INVESTMENT IN COMMON STOCK OF ASSOCIATED COMPANIES (Continued)

These investments, accounted for by the equity method, comprised the following as of December 31:

	2008		Ownership as of December 31, 2008	2009		Ownership as of December 31, 2009

GFNorte	Ps.	3,299,031	8.7966%	Ps.	3,836,513	8.7966%
Harinera de Monterrey, S.A. de C.V.	136,617		40%	139,139		40%
	Ps.	3,435,648		Ps.	3,975,652

During 2008, the Company purchased 3,500,000 shares of GFNorte for a total amount of Ps.154,568, generating a goodwill for Ps.91,813. These shares represented 0.1734% of the capital stock of GFNorte.

As of December 31, 2008 and 2009, the market value of the investment in common stock of GFNorte, which is publicly traded in the Mexican Stock Exchange, amounted to Ps. 4,417,357 and Ps.8,493,824, respectively, based on market quotations.

6.                                      PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following as of December 31:

	2008		2009
Land	Ps.	1,565,601	Ps.	1,593,576
Buildings	6,504,098		6,930,521
Machinery and equipment	24,217,119		25,595,417
Construction in progress	2,403,119		403,075
Software for internal use	1,074,455		1,134,034
Leasehold improvements	635,025		923,437
Other	38,862		30,666
	36,438,279		36,610,726
Accumulated depreciation	(15,785,005)		(16,652,321)
	Ps.	20,653,274	Ps.	19,958,405

For the years ended December 31, 2007, 2008 and 2009, depreciation expense amounted to Ps. 1,072,174, Ps. 1,312,322 and Ps.1,542,463, respectively. For the years ended December 31, 2007, 2008 and 2009, comprehensive financing costs of Ps. 2,894, Ps. 12,170 and Ps.2,679, respectively, were capitalized to property, plant and equipment.

As of December 31, 2008 and 2009, property, plant and equipment includes idle assets with a carrying value of approximately Ps.646,916 and Ps.621,212, respectively, resulting from the temporary shut-down of the productive operations of various plants in Mexico, mainly in the corn flour division. These assets are stated at their net realizable value and are not being depreciated.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

6.                                      PROPERTY, PLANT AND EQUIPMENT, NET (Continued)

For the years ended December 31, 2007, 2008 and 2009, the Company recognized impairment losses of Ps.97,196, Ps.46,851 and Ps.26,799, respectively, in “Other income (expense), net” in accordance with the provisions of  MFRS C-15, “Impairment of Long-Lived Assets and their Disposal”, as follows:

Segment	2007		2008		2009
Corn flour division (Mexico)	Ps.	27,975	Ps.	26,051	Ps.	26,799
Corn flour, wheat flour and other products (Venezuela)	35,848		—		—
Other	33,373		20,800		—
Total	Ps.	97,196	Ps.	46,851	Ps.	26,799

7.                                      INTANGIBLE ASSETS, NET

Intangible assets, net, comprised the following:

As of December 31, 2008:

	Gross carrying amount		Accumulated amortization		Net carrying amount
Intangible assets with finite lives:
Acquired:
Covenants not to compete	Ps.	941,500	Ps.	(586,686)	Ps.	354,814
Debt issuance costs	578,844		(246,337)		332,507
Patents and trademarks	147,482		(67,474)		80,008
Customer lists	94,950		(57,388)		37,562
Generated:
Pre-operating expenses	7,854		(7,179)		675
Development of new projects	32,062		(32,062)		—
Other	69,575		(55,395)		14,180
	Ps.	1,872,267	Ps.	(1,052,521)	819,746
Intangible assets with indefinite lives:
Trademarks					7,540
					Ps.	827,286

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

7.                                      INTANGIBLE ASSETS, NET (Continued)

As of December 31, 2009:

	Remaining useful life (years)	Gross carrying amount		Accumulated amortization		Net carrying amount
Intangible assets with finite lives:
Acquired:
Covenants not to compete	7	Ps.	921,764	Ps.	(612,385)	Ps.	309,379
Debt issuance costs	5 – 15	677,048		(262,133)		414,915
Patents and trademarks	1 – 12	126,880		(65,520)		61,360
Customer lists	12 – 14	78,279		(45,195)		33,084
Generated:
Pre-operating expenses	1	423		(319)		104
Development of new projects	8	33,848		(32,523)		1,325
Other	1 – 4	62,422		(50,243)		12,179
		Ps.	1,900,664	Ps.	(1,068,318)	832,346
Intangible assets with indefinite lives:
Trademarks						7,352
						Ps.	839,698

Intangible assets recognized during 2008 amounted to Ps.60,198 due mainly to the acquisition of  customer lists for an amount of Ps.31,788, in the segment of Central America, and debt issuance costs of Ps.16.835. Intangible assets recognized during 2009 amounted to Ps.112,336, due mainly to debt issuance costs of Ps.110,273.

The reconciliation between the initial and final balances of the carrying amounts of intangible assets for the year 2009 is as follows:

	Investment		Accumulated amortization
Balance at beginning of the year	Ps.	1,879,807	Ps.	(1,052,521)
Foreign currency translation adjustments	(12,905)		22,450
Fully amortized intangible assets	(67,736)		67,736
Intangible assets with finite lives:
Acquired:
Covenants not to compete	—		(45,435)
Debt issuance costs	110,273		(29,087)
Patents and trademarks	—		(9,036)
Customer lists	—		(19,782)

Generated:
Pre-operating expenses	—		(339)
Development of new projects	1,641		(316)
Other	(3,064)		(1,988)
Balance at end of year	Ps.	1,908,016	Ps.	(1,068,318)

The Company determined, based on the provisions of MFRS C-8 “Intangible Assets”, that certain trademarks have indefinite useful lives since their future cash flow generation is expected to be indefinite.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

7.                                      INTANGIBLE ASSETS, NET (Continued)

Research and development costs charged to income amounted to Ps. 64,504, Ps.93,638 and Ps.91,550 as of December 31, 2007, 2008 and 2009, respectively.

For the years ended December 31, 2007, 2008 and 2009, amortization expense of intangible assets amounted to Ps. 106,623, Ps.98,098 and Ps.105,983, respectively, which were recognized in income as follows:

	2007		2008		2009
Cost of sales	Ps.	11,227	Ps.	4,535	Ps.	8,749
Administrative expenses	22,304		21,686		20,543
Selling expenses	745		731		1,053
Comprehensive financing expense	26,512		23,249		29,231
Other expenses, net	45,835		47,897		46,407
Total amortization expense	Ps.	106,623	Ps.	98,098	Ps.	105,983

The estimated amortization expense over the next five years is as follows:

	Amount
2010	Ps.	97,425
2011	96,247
2012	93,116
2013	90,563
2014	87,705
2015 onwards	367,290
Total estimated amortization expense	Ps.	832,346

Goodwill, net, is comprised of the following:

	Corn flour and packaged tortilla (US and Europe)		Corn flour (Mexico)		Other		Other reconciling items		Total
Balance at January 1, 2008	Ps.	866,797	Ps.	195,199	Ps.	535,415	Ps.	311,387	Ps.	1,908,798
Acquisition of intangible assets	—		—		768		—		768
Foreign currency translation adjustments	217,046		—		77,475		—		294,521
Balance at December 31, 2008	1,083,843		195,199		613,658		311,387		2,204,087
Foreign currency translation adjustments	(54,737)		—		20,123		—		(34,614)
Balance at December 31, 2009	Ps.	1,029,106	Ps.	195,199	Ps.	633,781	Ps.	311,387	Ps.	2,169,473

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

8.                                      OTHER ASSETS

Other assets consisted of the following, as of December 31:

	2008		2009
Other investments and club memberships	Ps.	215,319	Ps.	203,459
Long-term recoverable asset tax	119,996		119,996
Guarantee deposits	144,504		119,217
Long-term notes receivable	135,514		100,623
	Ps.	615,333	Ps.	543,295

9.                                      BANK LOANS AND LONG-TERM DEBT

On October 16, 2009, the Company completed the refinancing of the majority of its debt, including:

a.               The conversion of the U.S.$738.3 million it owed to several financial institutions under its terminated foreign exchange derivative instruments, into medium and long-term loans;

b.              The refinancing of its U.S.$197 million debt obligations under its 5-year syndicated credit facility with  BBVA Bancomer, as agent (Syndicated Loan);

c.               The refinancing of its Ps. 3,367 million peso-denominated credit facility with Banco Nacional de Comercio Exterior (Bancomext); and

d.              Supplementing the indenture for ratably providing a Collateral Package to the holders of the Company’s 7.75% Perpetual Bonds.

The key components of the executed credit agreements are described as follows:

A)          Overview of loans replacing the terminated derivative financial instruments:

•                  Loan for U.S.$668.3 million with Credit Suisse, Deutsche Bank and JP Morgan Chase Bank. This loan requires a semi-annual amortization schedule starting in July 21, 2010 and maturing in January 21, 2017, with escalating amortizations, and paying LIBOR plus 2.875% until July 20, 2012 and annual step-ups thereafter, concluding at maturity with LIBOR plus 6.875%. The credit agreement includes financial covenants and is guaranteed with the Collateral Package described below.

•                  Loans for U.S.$58.3 million with Standard Chartered, Barclays and RBS (ABN AMRO). These loans require equal monthly amortizations starting in August 21, 2010 and maturing in July 21, 2012, paying LIBOR plus 2.875% until maturity. The credit agreements include financial covenants and are not guaranteed.

•                  Loan for U.S.$11.8 million with BNP Paribas. This loan requires equal monthly amortizations starting in December 1, 2009 and maturing in May 1, 2011, paying LIBOR plus 2.0% until maturity. The credit agreement includes financial covenants and is not guaranteed.

B)            Refinancing of the Syndicated Credit facility for U.S.$197 million:

The loan is denominated 60% in U.S. Dollars and 40% in Mexican Pesos. It requires equal quarterly amortizations starting in January 21, 2010 and maturing in October 21, 2014, paying LIBOR (for the U.S. Dollars loans) or TIIE (for the Mexican Peso loans) plus 2.875% until the third anniversary and annual step-ups thereafter, concluding at maturity with a spread of 3.875%. The credit agreement includes financial covenants and is covered by the Collateral Package.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

9.                                      BANK LOANS AND LONG-TERM DEBT (Continued)

C)            Refinancing of the Bancomext loan for Ps.3,367 million:

The loan requires a quarterly amortization schedule starting in December 18, 2012 and maturing in September 18, 2019, at 91 day TIIE plus 6.21% until maturity. The credit agreement includes financial covenants.

D)           Collateral Package:

The Company granted as collateral, shares of its following subsidiaries: Grupo Industrial Maseca, S.A.B. de C.V., Gruma Corporation and Molinera de Mexico, S.A. de C.V. (together, the ‘‘Collateral Package’’). To effect this security interest, the shares from Gimsa and Molinera were transferred to a guaranty trust in Mexico, and the shares from Gruma Corporation were pledged to the secured parties’ collateral agent in the United States.

E)             Additionally, Grupo Industrial Maseca, S.A.B. de C.V., obtained an unsecured long-term loan for working capital needs, which amounts to Ps.394.6 million, payable quarterly starting on July 6, 2009 and maturing on April 7, 2014, bearing variable interest rate of TIIE plus 5.0%.

Bank loans and long-term debt as of December 31 are summarized as follows:

2008	2009
Loan in U.S. dollars with semi-annual escalating amortizations, starting in July 21, 2010 and maturing in January 21, 2017, paying LIBOR plus 2.875% until July 20, 2012 and annual step-ups thereafter	Ps.	—	Ps.	8,734,388
Perpetual notes in U.S. dollars bearing interest at an annual rate of 7.75%, payable quarterly, redeemable starting 2009 at the Company’s option	4,149,000	3,921,000
Loan in Mexican pesos maturing in September 2019, with amortizations starting in December 2012, and bearing interest at a variable rate of TIIE plus 6.21%, payable monthly	3,367,000	3,367,000
Syndicated loan denominated 60% in U.S. dollars and 40% in Mexican pesos, maturing in October 2014, with 20 quarterly amortizations. The U.S. dollar loan bears interest at an annual rate of LIBOR plus 2.875%, payable quarterly (3.2% in 2009). The Mexican peso loan bears interest at annual rate of TIIE plus 2.875%, payable monthly (7.8% in 2009)	2,724,510	2,575,850
Credit line in U.S. dollars, maturing in October 2011, bearing interest at an annual rate of LIBOR plus 0.35% to 0.45% (0.6% in 2009), payable in 30, 60, 90 and 180 days	1,300,020	914,900
Loans in U.S. dollars, with monthly amortizations starting in August 21, 2010 and maturing in July 21, 2012, bearing interest at LIBOR plus 2.88%	—	761,929
Loans in U.S. dollars and Honduran lempiras due between 2010 and 2014, bearing interest at variable annual rates from 1.09% to 16.5%, payable monthly	469,857	466,501
Loans in Mexican pesos due in 2014, bearing interest at variable annual rates of TIIE plus 5%, payable monthly	557,978	394,654

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

9.                                      BANK LOANS AND LONG-TERM DEBT (Continued)

	2008		2009
Loans in U.S. dollars due in January 14, 2010, bearing interest at an annual rate of 2.23%	809,141		313,680
Loans in Venezuelan bolivars payable in 2010 and bearing interest at variable annual rates, payable monthly (13% in 2009)	555,465		267,479
Loans in Mexican pesos due between 2009 and 2013, bearing interest at variable annual rates of 8.51% to 13.88%, payable monthly	—		212,121
Loan in U.S. dollars due in 2011, with equal monthly amortizations, bearing interest at LIBOR plus 2.0% (2.24% in 2009)	—		145,126
Capital leases for transportation and production equipment, payable monthly and quarterly in a term of 42 to 48 months, maturing between 2010 and 2013	—		119,424
Loans in U.S. dollars and Euros, payable between 2009 and 2010 and bearing interest at variable annual rates from 2.3% to 2.5% in 2009, payable in different installments	213,657		49,208
	Ps.	14,146,628	Ps.	22,243,260
Short-term bank loans	(1,910,929)		(912,141)
Current portion of long-term debt	(507,631)		(1,291,251)
Long-term debt	Ps.	11,728,068	Ps.	20,039,868

As of December 31, 2009, the short-term bank loans denominated in U.S. dollars amounting to Ps.180,982 (U.S.$13.8 million) bear interest at an average rate of 11.6%. Short-term bank loans of Ps.150,000 denominated in Mexican pesos bear interest at an average rate of 8.51% as of December 31, 2009. Short-term bank loans of Ps.267,479 denominated in Venezuelan bolivars (Bs.20.5 million Venezuelan bolivars) bear interest at an average rate of 13% as of December 31, 2009. Additionally, as of December 31, 2009, the Company had short-term loans of Ps.313,680 denominated in U.S. dollars (U.S.$24 million) bearing an interest rate of 2.23%.

The Company has credit line agreements for Ps.1,307 million (U.S.$100 million), from which Ps.392.1 million (U.S.$30 million) are available as of December 31, 2009. These credit line agreements require the payment of an annual commitment fee ranging from 0.10% to 0.15% over the unused amounts.

The outstanding credit agreements contain covenants mainly related to the compliance with certain financial ratios and delivery of financial information, which, if not complied during the period as determined by creditors, may be considered as a cause for early maturity of the debt. Financial ratios are calculated according to formulas established in the credit agreements. The main financial ratios contained in the credit agreements are the following:

•                  Interest coverage ratio, defined as the ratio of consolidated earnings before interest, tax, depreciation and amortization (EBITDA) to consolidated interest charges, should not be less than 2.50 to 1.00 for years 2009 and 2010.

•                  Leverage ratio, defined as the ratio of total consolidated indebtedness (as described in the credit agreements) to consolidated EBITDA, should not exceed 5.95 and 5.60 to 1.00 for 2009 and 2010, respectively.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

9.                                      BANK LOANS AND LONG-TERM DEBT (Continued)

•                  Calculation of excess cash (as defined in the credit agreements) which, together with the leverage ratio, determine the prepayments of debt as follows:

•                  If the leverage ratio is equal or higher than 3.50 to 1.00, then 75% of excess cash must be prepaid.

•                  If the leverage ratio is lower than 3.50 to 1.00, then no percentage of excess cash would be applied as prepayment.

•                  Investment in assets or capital expenditures are limited to U.S.$80 million for 2009 and 2010; U.S.$120 million for 2011; U.S.$140 million for 2012 and U.S.$150 million for 2013 and thereafter until maturity of the credit agreements.

Upon an event of default as stipulated under the relevant financing agreements, all accounts payable to Gruma, S.A.B. de C.V. in respect of intercompany debt are to be deposited in a Mexican trust.  The proceeds from any such payment in respect of intercompany debt may be held in such Mexican trust until the event of default is remedied.

At December 31, 2009, the Company was in compliance with the financial covenants, as well as the delivery of the required financial information.

At December 31, 2009, the annual maturities of long-term debt outstanding were as follows:

Year	Amount
2011	Ps.	2,684,502
2012	2,028,350
2013	2,472,630
2014	2,500,940
2015 and thereafter	10,353,446
	Ps.	20,039,868

10.                               LABOR OBLIGATIONS

A)          BENEFITS UPON RETIREMENT AND EMPLOYMENT TERMINATION (SEVERANCE PAYMENTS)

At December 31, 2008 and 2009, the balance payable related to benefits upon retirement and employment termination amounted to Ps.162,045 and Ps.183,835, respectively, and is included in other long-term liabilities.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

10.                               LABOR OBLIGATIONS (Continued)

For Mexican subsidiaries:

The reconciliation between the initial and final balances of the present value of the defined benefit obligations (DBO) for the years 2008 and 2009 is as follows:

	2008				2009
	Severance payment		Post-retirement plan		Severance payment		Post-retirement plan
DBO at beginning of the year	Ps.	41,403	Ps.	165,737	Ps.	45,382	Ps.	188,711
Add (deduct):
Current service cost	3,086		10,541		3,397		11,624
Financial cost	2,901		13,472		3,274		15,566
Actuarial losses for the period	24,630		19,345		19,745		25,098
Benefits paid	(26,638)		(11,122)		(34,622)		(14,471)
Anticipated reduction in liability	—		(9,262)		—		(4,663)
DBO at end of the year	Ps.	45,382	Ps.	188,711	Ps.	37,176	Ps.	221,865

At December 31, 2008 and 2009, liabilities relating to vested benefits amounted to Ps.169,759 and Ps.176,512, respectively.

The reconciliation between the initial and final balances of the employee benefit plan assets at fair value for the years 2008 and 2009 is shown below:

	2008				2009
	Severance payment		Post-retirement plan		Severance payment		Post-retirement plan
Plan assets at fair value at beginning of the year	Ps.	22,569	Ps.	13,312	Ps.	19,779	Ps.	11,975
Add (deduct):
Actual return	(2,597)		(1,256)		1,208		3,135
Benefits paid	(193)		(81)		(174)		(173)
Plan assets at fair value at end of the year	Ps.	19,779	Ps.	11,975	Ps.	20,813	Ps.	14,937

The following table shows the reconciliation between the present value of the defined benefit obligation and the plan assets at fair value, and the projected net liability included in the balance sheet as of December 31:

	2008				2009
	Severance payment		Post-retirement plan		Severance payment		Post-retirement plan
Employee benefit (assets) liabilities:
DBO	Ps.	45,382	Ps.	188,711	Ps.	37,176	Ps.	221,865
Plan assets	(19,779)		(11,975)		(20,813)		(14,937)
Unfunded portion of the plan	25,603		176,736		16,363		206,928
Less items pending amortization:
Transition liability	(262)		(117)		(196)		(87)
Actuarial gains	(50)		(87,433)		(50)		(96,477)
Projected net liability	Ps.	25,291	Ps.	89,186	Ps.	16,117	Ps.	110,364

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

10.                               LABOR OBLIGATIONS (Continued)

At December 31, the components of net cost by type of plan comprised the following:

	2008				2009
	Severance payment		Post-retirement plan		Severance payment		Post-retirement plan
Current service cost	Ps.	3,086	Ps.	10,541	Ps.	3,397	Ps.	11,624
Financial cost	2,901		13,472		3,274		15,566
Estimated return on plan assets	(1,975)		(1,165)		(1,661)		(1,042)
Amortization of actuarial gains, net	36,276		5,613		20,197		5,737
Amortization of prior service cost	67		31		67		29
Effect of reduction and extinction of obligations	—		—		—		3,563
Net cost for the year	Ps.	40,355	Ps.	28,492	Ps.	25,274	Ps.	35,477

At December 31, plan assets stated at fair value and related percentages with respect to total plan assets are analyzed as follows:

	2008						2009
	Severance payment			Post-retirement plan			Severance payment			Post-retirement plan
Equity securities	Ps.	11,742	59%	Ps.	7,109	59%	Ps.	10,406	50%	Ps.	7,468	50%
Fixed rate securities	8,037		41%	4,866		41%	10,407		50%	7,469		50%
Fair value of plan assets	Ps.	19,779	100%	Ps.	11,975	100%	Ps.	20,813	100%	Ps.	14,937	100%

The Company has the policy of maintaining at least 30% of the trust assets in Mexican Federal Government instruments. Guidelines have been established for the remaining 70% and investment decisions are taken in accordance with these guidelines to the extent market conditions and available funds allow it.

To date, the funds maintained in plan assets are considered sufficient to face the short-term needs; therefore, the Company’s management has determined that for the time being there is no need of additional contributions to increase these assets.

The estimated long-term return on assets is based on the annual recommendations issued by the Actuarial Commission of the Mexican Association of Actuaries. These recommendations consider historical information and future market expectations.

The main actuarial assumptions used were as follows:

	2008	2009
Discount rate	9.00%	9.00%
Future increase rate in compensation levels	4.50%	4.50%
Estimated return rate on plan assets	9.00%	9.00%

The defined benefit obligation, the plan assets at fair value, the status of the plan, as well as the actuarial gains or losses of the last four years are shown below:

	Historical amounts						Actuarial gains (losses)
Year	DBO		Plan assets		Unfunded portion of the plan		DBO		Plan Assets
2009	Ps.	259,041	Ps.	35,750	Ps.	223,291	Ps.	(44,843)	Ps.	1,638
2008	234,093		31,754		202,339		(43,975)		713
2007	162,243		34,885		127,358		(38,370)		4,434
2006	131,600		33,685		97,915		(28,046)		4,659

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

10.                               LABOR OBLIGATIONS (Continued)

For subsidiaries in other countries:

In the United States of America, the Company has a savings and investment plan that incorporates voluntary employee 401(k) contributions with matching contributions from the subsidiaries located in this country. For the years ended December 31, 2007, 2008 and 2009, total expenses related to this plan amounted to Ps.37,335, Ps.50,576 and Ps.46,934, respectively (U.S.$3,419, U.S.$3,657 and U.S.$3,591 thousand respectively).

In Venezuela, the Company recognizes when incurred and transfers to a trust for each worker, the severance payments related to employment termination to which employees are entitled to, as established by the local Labor Law and collective agreements. Collective agreements include additional benefits upon employment termination and the Company recognizes a liability when the right to receive these benefits is irrevocable. As of December 31, 2008 and 2009, the liability recognized for these items amounted to Ps.25,976 and Ps.29,925, respectively.

In Central America, the accumulated payments to which workers may be entitled based on the years of service and in accordance to the labor laws in each country, may be paid in the case of death, retirement or dismissal without justifiable cause. A liability is recognized to keep 100% coverage for this matter.  In the case of Costa Rica, this benefit is determined based on the employee’s seniority and corresponds to a month of salary for each working year, from which 10 days of salary must be transferred to an administrator/fiduciary of the employee pension fund and the remaining 20 days of salary are recognized at the employer’s election: a) as a liability for the employer or b) are paid monthly to the worker’s association, if this option is elected, employers are released from their liabilities to employees. In Costa Rica, the total obligation for seniority is recorded and paid monthly; therefore, there is no remaining liability for the Company. For the rest of the countries in Central America other than Costa Rica, the Company retains the obligation with its employees in the amount of Ps.21,592 and Ps.27,429 as of December 31, 2008 and 2009, respectively.

The Company does not provide employees share-based payments.

B)            EMPLOYEES’ STATUTORY PROFIT SHARING (ESPS)

The Company is subject to the payment of ESPS in its Mexican operations, which is determined by applying the procedures specified in the Mexican Income Tax Law.

From January 1, 2008 onwards deferred ESPS is recorded in accordance with the comprehensive asset and liability method, which requires the recognition of a deferred ESPS for all temporary differences between the book and tax amounts of the assets and liabilities which are expected to be realized in the future.

In 2008 and 2009 the provisions for ESPS were summarized as follows:

	2008		2009
Current ESPS	Ps.	28,123	Ps.	36,467
Deferred ESPS	298,501		272,910
Total provision	Ps.	326,624	Ps.	309,377

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

10.                               LABOR OBLIGATIONS (Continued)

At December 31 the main components of deferred ESPS were summarized as follows:

	(Assets) Liabilities
	2008		2009
Accrued liabilities	Ps.	(58,127)	Ps.	(59,968)
Deferred ESPS asset	(58,127)		(59,968)

Property, plant and equipment, net	350,550		330,888
Inventories	6,078		1,990
Deferred ESPS liability	Ps.	356,628	Ps.	332,878

Deferred ESPS liability, net	Ps.	298,501	Ps.	272,910

11.                              CONTINGENCIES AND COMMITMENTS

A)          CONTINGENCIES

MEXICO

Asset Tax Claim.- The Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) has lodged tax assessments against the Company for an amount of Ps. $340.7 million plus penalties, updates and charges thereof in connection with our asset tax returns for the years 1996, 1997 and 2000. Notwithstanding, the Company has filed several appeals to obtain an annulment of these assessments.

It is worth mentioning that the claim relevant to the year 2000 for an amount of Ps.18.4 million has been lodged for similar grounds and merits to the one recently and definitely resolved against the Company for the year 1999. We expect a similar result regarding the 2000 claim against the Company.

Income Tax Claims.- The Ministry of Finance and Public Credit has lodged tax assessments against the Company for an amount of Ps.93.5 million regarding withholdings of interest payments to our foreign creditors for years 2000, 2001 and 2002. Mexican authorities claim that the Company should have withheld 10% of said payments instead of the 4.9% withheld by the Company.

We intend to defend from these claims vigorously. We believe that the outcome of these claims shall not affect our financial position, results of operation or cash flows.

CNBV Investigation.- On December 8, 2009, the Surveillance Office of the Comisión Nacional Bancaria y de Valores (the Mexican National Banking and Securities Commission, or CNBV) began an investigation into the Company in respect of the timely disclosure of material events reported through the Mexican Stock Exchange during the end of 2008 and throughout 2009, in connection with the Company’s foreign exchange derivative losses and the subsequent conversion of the realized losses into debt. As of this date, the investigation is ongoing. The Company has complied with document requests provided by the CNBV and intends to fully cooperate with the CNBV throughout the course of this investigation.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

11.                              CONTINGENCIES AND COMMITMENTS (Continued)

UNITED STATES

Pending Labor Claims.- On March 23, 2009, a former employee of Gruma Corporation filed a putative class action lawsuit against Gruma Corporation (Guadalupe Arévalo vs Gruma Corporation) alleging certain violations of Labor Code and the California Business & Professions Code. In August 2009 the case was removed to the United States District Court for the Central District of California. Discovery has not yet begun. Plaintiff has not yet identified any amount of sought damages. We believe the lawsuit is without merit and will vigorously defend the matter.

Distributors’ Claims and Arbitration.- On or about November 2001, one of Gruma Corporation’s independent distributors filed a putative class action lawsuit against Gruma Corporation (Dennis Johnson and Arnold Rosenfeld et all vs. Gruma Corporation) alleging that (i) Gruma Corporation breached its distributor agreements; (ii) that Gruma Corporation’s distributors are actually employees; (iii) that Gruma Corporation has failed to make wage, expense, and other payments required for employees; (iv) that Gruma Corporation has violated the California antitrust laws and unfair competition statutes, among other claims. Plaintiffs seek damages and equitable relief, but have not yet specified the total amount of damages sought.

Such controversy was referred to arbitration, where on April 2007, the arbitrator certified a class of approximately 900 individuals who were parties to California choice-of-law Store Door Distributor Agreements. Later, on August 12, 2008, the arbitrator issued his final award finding that the distributors were properly classified as independent contractors and denying all relief. In November 2008, the District Court affirmed the award on all grounds and plaintiffs have appealed the confirmation the Court of Appeals for the Ninth Circuit. The appeal is currently pending.

Also, in April 2007, GRUMA was named in a class action suit Enrique Garza, et al. v. Gruma Corporation filed in the United States District Court for the Northern District of California, San Jose Division. Plaintiffs assert that they were induced to enter into distributor agreements and to pay for routes by false statements and that Gruma Corporation breached the distributor agreements by arbitrarily taking their routes, shuffling around the routes, reselling the routes to others, and failing to adequately compensate the plaintiffs. The plaintiffs also asserted a Racketeer Influenced and Corrupt Organizations (RICO) violation under the US C.F.R. On July 24, 2008, the Court dismissed the RICO claims. Plaintiffs are seeking damages not yet determined and an injunctive relief. On July 16, 2009 the court denied class certification and granted summary judgment against the Plaintiffs. A notice of appeal has been filed by Plaintiffs. Plaintiff has not yet identified any amount of damages.

Lawsuit for Discriminatory Practices.- The Office of Federal Contract Compliance Programs (OFCCP) filed an administrative complaint alleging that Gruma Corporation utilized a hiring process and selection procedures which discriminated against female applicants for certain positions on the basis of their gender, and that Gruma Corporation failed to implement an applicant tracking system for hires that would identify applicants’ gender, race and ethnicity information in accordance with the requirements of US C.F.R. The parties have exchanged limited information to determine if the matter may be settled out of court. In January 2010 the Labor Department offered to settle for an amount of $381,879, which is a lesser amount to our actual risk. Gruma Corporation intends to reduce said amount to a further extent.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

11.                              CONTINGENCIES AND COMMITMENTS (Continued)

Product Labeling Claim.- Gruma Corporation received a letter postmarked July 17, 2009 from Jonathan Abdenur an alleged purchaser of Gruma Corporation’s guacamole dip, making a demand under California law for alleged misstatement on the label of the product.  On July 29, 2009, Gruma Corporation filed suit for declaratory judgment that the alleged purchaser has no standing or basis to assert a claim against Gruma Corporation.  The alleged purchaser did not answered Gruma Corporation’s suit, for which on November 30, 2009 a court issued a resolution in favor of the Company. Additionally, the term to appeal said resolution has precluded, and therefore said resolution has become final.

We intend to vigorously defend against these actions and proceedings. We believe the resolution of these proceedings if determined adversely against the Company, will not have a material effect on our financial position and results of operations.

VENEZUELA

Intervention Proceedings by the Venezuelan Government.- On December 4, 2009 the Eleventh Investigations Court for Criminal Affairs of Venezuela issued an order authorizing the precautionary seizure of assets of all corporations in which Ricardo Fernández Barrueco had any direct or indirect interest. As a result of Ricardo Fernández Barrueco’s former indirect ownership of Molinos Nacionales, C.A. (MONACA) and Derivados de Maíz Seleccionado, C.A. (DEMASECA), these subsidiaries were subject to the precautionary seizure. On December 22, 2009, March 2, 2010 and March 10, 2010, the Ministry of Finance of Venezuela, in light of the precautionary measure ordered by the Eleventh Investigations Court for Criminal Affairs, designated various individuals as special managers and representatives on behalf of the Republic of Venezuela of the shares that were previously owned indirectly by Ricardo Fernández Barrueco in MONACA and DEMASECA.

As a result of the foregoing, MONACA and DEMASECA, as well as Consorcio Andino, S.L. and Valores Mundiales, S.L., as holders of our Venezuelan subsidiaries, have filed a petition as aggrieved third-parties to the proceedings against Ricardo Fernández Barrueco, as a challenge to the precautionary measures, the seizure and all related actions. MONACA has also filed for corresponding legal remedies. These challenges have yet to be resolved by the Venezuelan authorities.

In addition to the foregoing, on December 16, 2009, the People’s Defense Institute for the Access of Goods and Services of Venezuela (INDEPABIS) authorized, on a precautionary basis, the temporary occupation and operation of MONACA for a term of 90 consecutive days. On March 16, 2010, INDEPABIS issued a new temporary occupation and precautionary operation measure for MONACA for a term of 90 consecutive days. INDEPABIS has also initiated a regulatory proceeding against MONACA in connection with alleged failure to comply with regulations governing precooked corn flour and for allegedly refusing to sell this product as a result of the December 4, 2009 precautionary asset seizure described above.

We intend to exhaust all legal remedies available in order to safeguard and protect the Company’s legitimate interests.

Tax Claims.- The Venezuelan tax authorities have lodged certain assessments against MONACA, one of our Venezuelan subsidiaries, related to income tax returns for the years 1998 and 1999, which amounted Ps. 18.3 million (U.S.$1.4 million) plus tax debts derived from the Value Added Tax presumably omitted in the amount of Ps. 1 million (U.S.$66.3 thousand).  The case has been appealed and is pending a final decision. Any tax liability arising from the resolution of these claims will be assumed by the previous shareholder, International Multifoods Corporation, in accordance with the purchase agreement by which the Company acquired our subsidiary in Venezuela, MONACA.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

11.                              CONTINGENCIES AND COMMITMENTS (Continued)

Labor Lawsuits.- In the past, our subsidiary MONACA was named in three labor lawsuits (2 from Caleteros and one from a Work Accident) seeking damages in the amount of Ps.20.9 million (U.S.$1.6 million). The lawsuits and claims are related to issues and rights such as profit sharing, social security, vacation, seniority and indemnity payment issues.  The “Caleteros” who brought the claims are workers who help freighters unload goods.

Presently, MONACA has been negotiating the payment of the above-mentioned labor lawsuit and the extrajudicial claims, trying to reach agreements for the lawsuit and claims in an amount of Ps.10.7 million (U.S.$819.6 thousands). In the same manner, MONACA has created a reserve for the aforementioned amount to cover any potential liabilities thereof which is reflected in accrued liabilities and other accounts payable.

Additionally, the Company and its subsidiaries are involved in various pending litigations filed during the normal course of business. It is the opinion of the Company that the outcome of these proceedings shall not have a material adverse affect on the financial position and results of operations of the Company.

B) COMMITMENTS

As of December 31, 2009, the Company is leasing certain facilities and equipment under long-term lease agreements in effect through 2019, which include an option for renewal. These agreements are recognized as operating leases. Future minimum lease payments under such leases amount to approximately Ps.1,429,006 (U.S.$109,335 thousand), as follows:

Year	Facilities		Equipment		Total
2010	Ps.	213,315	Ps.	289,343	Ps.	502,658
2011	166,643		215,223		381,866
2012	114,519		101,396		215,915
2013	72,669		65,599		138,268
2014	58,514		2,431		60,945
Thereafter	127,132		2,222		129,354
	Ps.	752,792	Ps.	676,214	Ps.	1,429,006
	U.S.$	57,597	U.S.$	51,738	U.S.$	109,335

Rental expense was approximately Ps.559,058, Ps.580,793 and Ps.712,193 for the years ended December 31, 2007, 2008 and 2009, respectively.

At December 31, 2009, the Company had various outstanding commitments in the United States to purchase commodities and raw materials for approximately Ps.2,017,407 (U.S.$154,354 thousand), which will be delivered during 2010.

As of December 31, 2009, the Company had outstanding commitments to purchase machinery and equipment amounting to approximately Ps.18,167 (U.S.$1,390 thousand).

As of December 31, 2009, the Company had irrevocable letters of credit of approximately Ps.230,254 (U.S.$17,617 thousand) serving as collateral for claims pursuant to the Company’s self-insured worker’s compensation program in the United States.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

12.                               STOCKHOLDERS’ EQUITY

A)               COMMON STOCK

Starting January 1, 2008, common stock, legal reserve, and accumulated earnings are stated in modified historical Mexican pesos (See Note 2-E).

At December 31, 2008 and 2009, the Company’s outstanding common stock consisted of 563,650,709 Series “B” shares, with no par value, fully subscribed and paid, which can only be withdrawn with stockholders’ approval, and 1,523,900 shares held in Treasury.

B)                 RETAINED EARNINGS

In accordance with Mexican Corporate Law, the legal reserve must be increased annually by 5% of annual net profits until it reaches a fifth of the fully paid common stock amount. The legal reserve is included within retained earnings.

Dividends paid are not subject to income tax if paid from the Net Tax Profit Account (CUFIN, for its Spanish acronym), and will be taxed at a rate that fluctuates between 4.62% and 7.69% if they are paid from the reinvested Net Tax Profit Account. Dividends paid from retained earnings that have not been previously taxed are subject to an income tax payable at a rate of 38.89% if paid in 2010. The tax is payable by the Company and may be credited against the normal income tax payable by the Company in the year in which the dividends are paid or in the following two years or, if appropriate, against the flat tax of the year.

Until December 31, 2007, the deficit from restatement consisted of the initial accumulated gain or loss on monetary position and gain or loss from holding non-monetary assets, expressed in Mexican pesos as of the end of the year. In accordance with the new MFRS B-10 “Effects of Inflation”, effective as of January 1, 2008, the Company reclassified this concept to the corresponding accounts for restatement of additional capital and restatement of common stock, as is shown in the consolidated statement of changes in stockholders’ equity.

C)                 PURCHASE OF COMMON STOCK

The Stockholders’ Meeting approved a Ps.650,000 reserve to repurchase the Company’s own shares. The total amount of repurchased shares cannot exceed 5% of total equity. The difference between the acquisition cost of the repurchased shares and their stated value, composed of common stock and additional paid-in capital, is recognized as part of the reserve to repurchase the Company’s own shares, which is included within retained earnings from prior years. The gain or loss on the sale of the Company’s own shares is recorded as additional paid-in capital. As of December 31, 2009, the Company carried out net purchases of 1,523,900 of its own shares with a market value of Ps.35,156 at that date.

D)                FOREIGN CURRENCY TRANSLATION ADJUSTMENTS

Foreign currency translation adjustments consisted of the following as of December 31:

	2008		2009
Balance at beginning of year	Ps.	(453,086)	Ps.	523,055
Effect of the year from translating net investment in foreign subsidiaries	2,264,919		24,332
Exchange differences arising from foreign currency liabilities accounted for as a hedge of the Company’s net investments in foreign subsidiaries	(1,288,778)		341,555
	Ps.	523,055	Ps.	888,942

The investment that the Company maintains in its operations in the United States and Europe generates a natural hedge of up to U.S.$450 and U.S.$418 million as of December 31, 2008 and 2009, respectively.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

12.                               STOCKHOLDERS’ EQUITY (Continued)

As of December 31, 2008 and 2009, the accumulated effect of translating net investment in foreign subsidiaries impacted noncontrolling interest in the amounts of Ps.270,555 and Ps.342,750, respectively.

E)                   TAX VALUES OF COMMON STOCK AND RETAINED EARNINGS

As of December 31, 2009, tax values of common stock and retained earnings were Ps.11,545,457 (Ps.11,147,492 in 2008) and Ps.3,257,820 (Ps. 3,260,200 in 2008), respectively.

13.                               OTHER INCOME (EXPENSE), NET

Other income (expense), net comprised the following:

	Years ended December 31,
	2007		2008		2009
Net gain from sale of GFNorte’s shares (Note 5)	Ps.	847,175	Ps.	—	Ps.	—
Net gain from sale of subsidiaries’ shares	75,718		—		—
Asset tax from previous years	—		(67,000)		26,287
Impairment loss on long-lived assets (Note 2-L and 6)	(140,049)		(46,851)		(26,799)
Economic aid to Chiapas and Tabasco for natural disasters	(100,000)		—		—
Amortization of other deferred costs	(45,835)		(47,897)		(46,407)
Net loss on sale of fixed assets	(49,847)		(22,869)		(94,384)
Current ESPS (Note 2-M and 10)	(21,395)		(28,368)		(36,087)
Deferred ESPS	17,259		28,587		27,345
Other	(27,283)		3,030		(394)
	Ps.	555,743	Ps.	(181,368)	Ps.	(150,439)

14.                              INCOME TAX

A)               INCOME TAX

Gruma files a consolidated income tax return for Mexican income tax purposes, consolidating taxable income and losses of Gruma and its controlled Mexican subsidiaries. Filing a consolidated tax return had the effect of reducing income tax expense for the years ended December 31, 2007, 2008 and 2009 by Ps. 283,208, Ps. 332,966 and Ps.379,401, respectively, as compared to filing a tax return on an unconsolidated basis.  Tax regulations permit the consolidation of 100% of the ownership interest.

Starting January 1, 2008, the asset tax was superseded and the flat tax became effective, as described in section D.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

14.                              INCOME TAX (Continued)

B)    RECONCILIATION OF FINANCIAL AND TAXABLE INCOME

For the years ended December 31, 2007, 2008 and 2009, the reconciliation between statutory income tax amounts and the effective income tax amounts is summarized as follows:

	Years ended December 31,
	2007		2008		2009
Statutory federal income tax (28% for 2007, 2008 and 2009)	Ps.	925,209	Ps.	(3,187,405)	Ps.	901,234
Foreign dividends	—		—		1,073,371
Difference between tax and accounting basis for derivative financial instruments	—		—		(885,040)
Equity in earnings of associated companies	(198,194)		(173,223)		(138,613)
Sale of shares of subsidiaries and associated company	49,783		—		—
Valuation allowance for tax loss carryforwards	89,178		3,334,661		(137,121)
Effects related to inflation	(26,629)		103,081		160,771
Losses of Mexican subsidiaries which cannot be used for income tax consolidation	17,998		—		—
Foreign income tax rate differences	66,473		287,836		71,627
Effect due to change in deferred income tax rate (1)	—		—		(58,228)
Effect of deferred flat tax in subsidiaries	18,719		2,960		29,478
Other	(16,827)		66,785		90,867
Effective income tax (28% for 2007, -3.8% for 2008 and 34.2% for 2009)	Ps.	925,710	Ps.	434,695	Ps.	1,108,346

(1) On December 7, 2009 several dispositions contained in the Income Tax Law were modified, added and revoked, establishing among other, that the income tax rate applicable for the years 2010 through 2012 will be 30%, for 2013 29% and from 2014 onwards 28%. At December 31, 2009 the aforementioned changes in tax rates gave rise to a net decrease in deferred income tax of Ps.58,228 with the corresponding effect in income for the year, which was determined based on the estimated reversal of temporary items at the rates which will be in effect.

At December 31, 2008 and 2009, the principal components of the deferred income tax liability were as follows:

	(Assets) Liabilities
	2008		2009
Deferred tax assets:
Net operating loss carryforwards and other tax credits	Ps.	(496,512)	Ps.	(337,332)
Accrued liabilities	(168,121)		(395,922)
Recoverable asset tax	(17,791)		(19,167)
Intangible asset resulting from intercompany operation	(17,539)		12,949
Other	(229,295)		(285,599)
	(929,258)		(1,025,071)

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

14.          INCOME TAX (Continued)

	(Assets) Liabilities
	2008		2009
Deferred tax liabilities:
Property, plant and equipment, net	2,211,278		2,134,717
Inventories	154,338		116,388
Intangible assets and other	220,046		277,205
Investment in partnership and equity method investees	899,904		973,006
	3,485,566		3,501,316
Net deferred tax liability	Ps.	2,556,308	Ps.	2,476,245

As of December 31, 2009, the Company did not recognize a deferred income tax asset of Ps.3,721,731 for tax loss carryforwards, since sufficient evidence was not available to determine that these tax loss carryforwards will be realizable during their amortization period.

C)     TAX LOSS CARRYFORWARDS AND RECOVERABLE ASSET TAX

At December 31, 2009, the Company has tax loss carryforwards in Mexico, which amounted to Ps.17,299,399, that will expire as follows:

Year of expiration	Tax loss carryforwards
2010	Ps.	405,406
2011	253,730
2012	512,985
2013	360,509
2014	370,237
2015 onwards	15,396,532
	Ps.	17,299,399

Based on projections prepared by the Company’s management of expected future taxable income, it has been determined that only tax losses for an amount of Ps.4,893,630 will be used. Therefore, for the determination of deferred income taxes, a valuation allowance was recognized for the difference.

As of December 31, 2009, certain foreign subsidiaries have tax loss carryforwards of approximately Ps.47,305 (2,050,382 thousand Costa Rican colons) that expire in 2010 to 2012.

Asset tax paid in years prior to 2008 is subject to refund according to the procedure established in the Flat Rate Business Tax Law. The Company has the right to apply for asset tax refund of Ps.119,021 as shown below:

Year of expiration	Recoverable asset tax
2014	Ps.	46,925
2015	72,096
	Ps.	119,021

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

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

The Flat Tax determined for a fiscal year can be credited against current income tax for the same year. When the amount of Flat Tax exceeds current income tax, then the total Flat Tax amount will be paid as a final payment, and the excess may not be credited in future years.

Based on financial and tax projections, the Company considers that this tax will not have an important impact in its results of operations, since the Company will essentially pay income tax.

E)      INCOME TAX UNDER TAX CONSOLIDATION REGIME

Gruma, S.A.B. de C.V. is authorized to determine income tax under the tax consolidation regime, together with its subsidiaries in Mexico, according to the authorization of Ministry of Finance and Public Credit on July 14, 1986, under what is stated in the corresponding Law.

In 2009, the Company determined a consolidated tax profit of Ps.1,634,246 (consolidated tax loss of Ps.11,056,556 in 2008); which was amortized against consolidated tax loss of 2008. As of December 31, 2009, consolidated tax loss carryforwards amounted to Ps.9,126,559, which expire in 2018. The consolidated tax result differs from the accounting result, mainly in such items taxed and deducted during different timing for accounting and tax purposes, from the recognition of the inflation effects for tax purposes, as well as such items only affecting either the consolidated accounting or taxable income.

Certain Income Tax Law provisions are reformed, added or derogated for 2010 was published on December 7, 2009, among which the following stand out:

1)    The income tax rate applicable from 2010 to 2012 will be 30%, for 2013 will be 29% and as of 2014 and thereafter will be 28%.  At December 31, 2009, the rate change previously described produced a reduction to the income tax deferred balance of Ps.58,228, with its corresponding effect in the income statement of the year, which was determined based on the expectative of temporary reversion to the effective rates.

2)    The possibility of using credits for the excess of deductions on taxable income for Flat tax purposes (credit of tax loss of flat tax) in order to reduce the income tax to be paid while could be credited against the flat tax base.

3)    The tax consolidation regime is modified in order to establish that the income tax payment related to the tax consolidation benefits obtained as of 1999 should be partially paid during the years sixth to tenth subsequent to such when those benefits were embraced.

The tax consolidation benefits previously mentioned come from:

i)	Tax losses embraced in the tax consolidation and were not amortized individually by the entity which produced them.
ii)	Special consolidation items derived from transactions held between the consolidating partnerships and producing benefits.
iii)	Loss on disposal of shares individually outstanding of deduction by the holding which produced them.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

14.          INCOME TAX (Continued)

iv)	Dividends distributed by the holding and which do not come from the net tax profit account (CUFIN by its Spanish acronym) balance and reinvested CUFIN.

4)    It is stated that the existing differences between the consolidated CUFIN and reinvested CUFIN balances and the balances of these same accounts of the controlled entities by the Company can produce profits resulting in income tax.

At December 31, 2009, the liability arising from the aforementioned changes in the Income Tax Law amounts to Ps.1,121,038 and is estimated to be incurred as follows:

	2010		2011		2012		2013		2014 and thereafter		Total
Tax losses	Ps.	162,988	Ps.	144,200	Ps.	46,931	Ps	43,613	Ps.	718,671	Ps.	1,116,403
Special consolidation items	334		334		267		200		200		1,335
Dividends distributed by the subsidiaries not paid from CUFIN or reinvested CUFIN	825		825		660		495		495		3,300
Total	Ps.	164,147	Ps.	145,359	Ps.	47,858	Ps.	44,308	Ps.	719,366	Ps.	1,121,038

The Company, through time, has been recognizing a tax liability compensated with income tax from tax loss carryforwards. At December 31, 2009, income tax payable with defined payment dates is classified in the statement of financial position as short and long-term income tax payable for Ps.41,906 and Ps.125,717, respectively. In addition, the remaining liability for which, in accordance with requirements of the Income Tax Law, settlement date is not yet determined is included as a component of the deferred income taxes.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

15.          FOREIGN CURRENCY

A)     EXCHANGE DIFFERENCES

For the years ended December 31, 2007, 2008 and 2009, the effects of exchange rate fluctuations on the Company’s monetary assets and liabilities were recognized as follows:

	2007		2008		2009
Exchange differences arising from foreign currency liabilities accounted for as a hedge of the Company’s net investment in foreign subsidiaries, recorded directly to stockholders’ equity as an effect of foreign currency translation adjustments (1)	Ps.	(56,526)	Ps.	(1,288,778)	Ps.	341,555
Exchange differences arising from foreign currency transactions credited to income	72,129		255,530		755,188
	Ps.	15,603	Ps.	(1,033,248)	Ps.	1,096,743

(1) During October 2008, the Mexican peso experienced a devaluation against various foreign currencies. With respect to U.S. dollar, the exchange rate fell approximately 27% with respect to the exchange rate as of December 31, 2007. This situation caused the Company to incur in an exchange loss of Ps.1,033,248 as of December 31, 2008, of which Ps.1,288,788 is recognized in foreign currency translation adjustments within stockholders’ equity.

B)     FOREIGN CURRENCY POSITION

As of December 31, 2008 and 2009, monetary assets and liabilities held or payable in U.S. dollars are summarized below:

	Thousands of U.S. dollars
	2008		2009
In companies located in Mexico:
Assets:
Current	U.S.$	5,866	U.S.$	5,457
Non-current	71		—
Liabilities:
Current	(514,118)		(106,400)
Long-term	(869,820)		(1,087,404)
	U.S.$	(1,378,001)	U.S.$	(1,188,347)

	Thousands of U.S. dollars
	2008		2009
In foreign companies:
Assets:
Current	U.S.$	331,399	U.S.$	347,425
Non-current	9,129		11,420
Liabilities:
Current	(443,995)		(422,756)
Long-term	(262,933)		(239,221)
	U.S.$	(366,400)	U.S.$	(303,132)

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

15.          FOREIGN CURRENCY (Continued)

At December 31, 2008 and 2009, the exchange rates used to translate U.S. dollar assets and liabilities were Ps.13.83 and Ps.13.07, respectively. On June 14, 2010, date of issuance of these financial statements, the exchange rate for the U.S. dollar was Ps.12.74, approximately.

For the years ended December 31, 2007, 2008 and 2009, the Company’s Mexican subsidiaries had transactions in U.S. dollars as follows:

	Thousands of U.S. dollars
	2007		2008		2009
Flour sales and others	U.S.$	(9,641)	U.S.$	(24,096)	U.S.$	—
Corn purchases and other inventories	184,446		225,883		124,485
Interest expense	40,028		35,740		47,195
Plant and equipment purchases	1,232		1,913		1,481
Services	5,891		6,975		7,924
	U.S.$	221,956	U.S.$	246,415	U.S.$	181,085

As of December 31, 2008 and 2009, the consolidated non-monetary assets of foreign origin are summarized as follows:

	2008		2009
	Foreign currency (thousands)	Year-end exchange rate	Foreign currency (thousands)	Year-end exchange rate
U.S. dollars	972,221	13.83	936,306	13.07
Swiss francs	22,634	12.94	17,278	12.63
Euros	29,469	19.297	20,636	18.7358
Venezuelan bolivars	674,328	6.4326	826,597	6.0791
Australian dollars	114,816	9.5607	36,449	11.7565
Chinese yuans	233,003	2.0246	15,963	1.9145
Pounds sterling	12,843	19.9512	61,897	21.1041
Malaysian ringgit	8,399	3.977	451,019	3.8143
Canadian dollars	327	11.29	382	12.47
Costa Rican colons	76,571,625	0.0249	74,586,761	0.0231

16.          SEGMENT INFORMATION

The Company’s reportable segments are strategic business units that offer different products in different geographical regions. These business units are managed separately because each business segment requires different technology and marketing strategies. The Company’s reportable segments are also operating segments and no aggregation was performed.

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

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

16.          SEGMENT INFORMATION (Continued)

•    Corn flour, wheat flour and other products division (Venezuela) — engaged mainly in producing and distributing grains used principally for industrial and human consumption. The main brands are JUANA, TIA BERTA and DECASA for corn flour; ROBIN HOOD and POLAR for wheat flour; MONICA for rice and LASSIE for oats.

•    “Other” division — represents those segments amounting to less than 10% of the consolidated total. These segments are: corn flour and other products division in Central America, wheat flour division in Mexico, packaged tortillas division in Mexico, wheat flour tortillas and snacks division in Asia and Oceania and technology and equipment division. Corn flour and other products division in Central America is engaged in the production and marketing of corn products, snacks and preserves. The wheat flour division in Mexico is engaged in the production and local marketing of wheat flour in this country.  The packaged tortilla division in Mexico produces and distributes packaged tortillas. The Asia and Oceania division produces and distributes wheat flour tortilla and snacks. The technology and equipment division conducts research and development regarding flour and tortilla manufacturing equipment, produces machinery for corn flour and tortilla production and is engaged in the construction of the Company’s corn flour manufacturing facilities.

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

16.          SEGMENT INFORMATION (Continued)

Segment	Total assets		Total liabilities		Expenditures for fixed assets
Corn flour and packaged tortilla division (United States and Europe)	Ps.	12,675,499	Ps.	4,955,944	Ps.	1,049,192
Corn flour division (Mexico)	8,864,109		2,032,640		257,170
Corn flour, wheat flour and other products (Venezuela)	2,893,111		1,732,019		72,739
Other	7,400,327		3,772,000		924,916
Other reconciling items	2,077,656		2,840,900		(81,114)
Total	Ps.	33,910,702	Ps.	15,333,503	Ps.	2,222,903

Segment information as of and for the year ended December 31, 2008:

Segment	Net sales to external customers		Inter- segment net sales		Operating income (loss)		Depreciation and amortization
Corn flour and packaged tortilla division (United States and Europe)	Ps.	19,331,804	Ps.	23,794	Ps.	983,501	Ps.	744,390
Corn flour division (Mexico)	8,709,122		433,086		1,317,689		304,327
Corn flour, wheat flour and other products (Venezuela)	8,727,009		—		829,527		145,535
Other	7,986,032		1,017,753		174,216		224,444
Other reconciling items.	38,605		(1,474,633)		(37,953)		(8,276)
Total	Ps.	44,792,572	Ps.	—	Ps.	3,266,980	Ps.	1,410,420

Segment	Total assets		Total liabilities		Expenditures for fixed assets
Corn flour and packaged tortilla division (United States and Europe)	Ps.	16,664,516	Ps.	6,397,744	Ps.	1,321,402
Corn flour division (Mexico)	9,186,945		2,096,549		139,156
Corn flour, wheat flour and other products (Venezuela)	5,804,022		3,452,650		261,733
Other	9,094,427		5,999,723		1,027,653
Other reconciling items	3,684,767		17,206,461		(53,200)
Total	Ps.	44,434,677	Ps.	35,153,127	Ps.	2,696,744

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

16.          SEGMENT INFORMATION (Continued)

Segment information as of and for the year ended December 31, 2009:

Segment	Net sales to external customers		Inter- segment net sales		Operating income (loss)		Depreciation and amortization
Corn flour and packaged tortilla division (United States and Europe)	Ps.	23,523,084	Ps.	43,865	Ps.	1,951,944	Ps.	933,758
Corn flour division (Mexico)	9,911,545		435,994		1,267,771		293,649
Corn flour, wheat flour and other products (Venezuela)	9,025,321		—		957,329		167,746
Other	8,005,041		718,666		(241,470)		287,606
Other reconciling items	24,057		(1,198,525)		(128,602)		(34,313)
Total	Ps.	50,489,048	Ps.	—	Ps.	3,806,972	Ps.	1,648,446

Segment	Total assets		Total liabilities		Expenditures for fixed assets
Corn flour and packaged tortilla division (United States and Europe)	Ps.	14,710,690	Ps.	7,039,306	Ps.	420,317
Corn flour division (Mexico)	9,878,421		2,912,556		299,015
Corn flour, wheat flour and other products (Venezuela)	6,777,967		3,211,330		305,607
Other	9,301,375		4,553,028		199,775
Other reconciling items	3,298,062		14,438,732		(56,051)
Total	Ps.	43,966,515	Ps.	32,154,952	Ps.	1,168,663

The following table presents the details of “Other reconciling items” for operating income:

Other reconciling items	2007		2008		2009
Corporate expenses	Ps.	(126,757)	Ps.	(99,018)	Ps.	(288,144)
Elimination of inter-business unit transactions	27,239		61,065		159,542
Total	Ps.	(99,518)	Ps.	(37,953)	Ps.	(128,602)

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

16.          SEGMENT INFORMATION (Continued)

Additionally, a summary of information by geographic segment is as follows:

	2007		%	2008		%	2009		%
NET SALES:
United States and Europe	Ps.	17,402,790	48	Ps.	19,331,804	43	Ps.	23,523,084	46
Mexico	11,651,844		33	12,784,001		29	13,843,751		27
Venezuela	3,862,214		11	8,727,009		19	9,025,321		18
Central America	2,076,158		6	2,948,721		7	2,776,972		6
Asia and Oceania	823,040		2	1,001,037		2	1,319,920		3
	Ps.	35,816,046	100	Ps.	44,792,572	100	Ps.	50,489,048	100

IDENTIFIABLE ASSETS:
United States and Europe	Ps.	12,675,499	37	Ps.	16,664,516	37	Ps.	14,710,690	34
Mexico	14,920,029		44	16,965,087		38	17,109,977		39
Venezuela	2,893,111		9	5,804,022		13	6,777,967		15
Central America	1,689,943		5	2,477,969		6	2,168,294		5
Asia and Oceania	1,732,120		5	2,523,083		6	3,199,587		7
	Ps.	33,910,702	100	Ps.	44,434,677	100	Ps.	43,966,515	100

CAPITAL EXPENDITURES:
United States and Europe	Ps.	1,049,192	48	Ps.	1,321,402	49	Ps.	420,317	36
Mexico	259,430		12	205,036		8	324,994		28
Venezuela	72,739		3	261,733		10	305,607		26
Central America	143,070		6	304,941		11	51,689		4
Asia and Oceania	698,472		31	603,632		22	66,056		6
	Ps.	2,222,903	100	Ps.	2,696,744	100	Ps.	1,168,663	100

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

The Company has negotiable securities called interest and capital bonds for a nominal amount of U.S.$11.1 million, with annual interest of 5.25% and maturing in March 2019. The fair value of these instruments amounted to Ps.127,293. The unfavorable effect due to changes in the fair value of the outstanding contracts was Ps.11,608, which was recognized in income.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

17.          FINANCIAL INSTRUMENTS (Continued)

The estimated fair value of the Company’s financial instruments is as follows:

	December 31, 2008
	Carrying amount		Fair value
Liabilities:
Perpetual bonds in U.S. dollars bearing fixed interest at an annual rate of 7.75%	Ps.	4,149,000	Ps.	2,396,048
Long-term debt	8,086,699		7,750,144
Derivative financial instruments - exchange rate	11,230,170		11,230,170
Derivative financial instruments - corn	279,233		279,233
Derivative financial instruments - other raw materials	108,685		108,685
Derivative financial instruments - interest rate	27,741		27,741
Assets:
Derivative financial instruments - corn	13,086		13,086
Derivative financial instruments - other raw materials	2,059		2,059
Interest and capital bonds	146,218		146,218

	December 31, 2009
	Carrying amount		Fair value
Liabilities:
Perpetual bonds in U.S. dollars bearing fixed interest at an annual rate of 7.75%	Ps.	3,921,000	Ps.	3,666,135
Long-term debt	17,410,119		18,231,481
Derivative financial instruments - other raw materials	4,526		4,526
Derivative financial instruments - interest rate	7,133		7,133
Assets:
Interest and capital bonds	127,293		127,293
Derivative financial instruments - corn	14,217		14,217
Derivative financial instruments - other raw materials	39,353		39,353

The fair values in tables above were determined by the Company as follows:

•    The fair values of perpetual bonds and derivative financial instruments were determined based on available market prices and/or estimates using market data information and appropriate valuation methodologies for similar instruments.

•    The fair value for the rest of long-term debt is based on the present value of the cash flows discounted at interest rates based on readily observable market inputs.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

17.          FINANCIAL INSTRUMENTS (Continued)

B)            FINANCIAL RISKS

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), global changes in the supply/demand generated by population growth, competitors and global production of similar harvests. We hedge a part of our production requirements through futures contracts and options in order to reduce the risk generated by the fluctuations in price and supply of corn, wheat, natural gas, and diesel, risks that exist as an ordinary part of the business. As of December, 31, 2008 and 2009, the open positions of these instruments were valued at their fair value. The financial instruments that did not qualify as hedges for accounting purposes resulted in an unfavorable effect of Ps.295,092 and a favorable effect of Ps.63,769 for the years ended December 31, 2008 and 2009, respectively, which was recognized in income. As of December 31, 2008 and 2009, these instruments had not affected the Company’s cash flow.

During 2008, certain foreign exchange derivative transactions were entered into, which as of the end of December 2008, were primarily referenced to Mexican peso/U.S. dollar and U.S. dollar/Euro exchange rates. These foreign exchange financial instruments were valued in accordance with their estimated fair value. This estimated fair value represents the amount through which a financial asset may be exchanged or a financial liability be paid, between interested and willing parties in an arm’s-length transaction, based on the information given by the financial counterparties participating in these trades. At December 31, 2008, the open positions of these instruments represented a net loss of approximately Ps.11,230,170. The total loss was recognized in income of the year ended December 31, 2008. At that same date, these instruments did not have an effect on cash flow for the Company. During 2009, the Company completed the conversion of the liability that it owed to several financial institutions under its terminated foreign exchange derivative instruments, into medium and long-term loans (see Note 9). As of December 31, 2009, there were no open positions of these instruments.

As of December 31, 2008, the Company had complied with all obligations under its derivative financial instrument contracts.

C)            QUANTITATIVE INFORMATION

The derivative financial instruments for corn futures and corn options contracts are summarized as follows:

	Notional Amount (Bushels)		Underlying Asset Value (Mexican pesos)		Fair Value (thousands of Mexican pesos)				Maturities (thousands of Mexican
	As of December 31,		As of December 31,		As of December 31,				pesos)
Derivative	2008	2009	2008	2009	2008		2009		2010
Corn Futures	17,430,000	2,520,000	58.2770	56.3820	Ps.	(266,147)	Ps.	6,934	Ps.	6,934
Corn Options		4,410,000		1.6514			7,283		7,283
	17,430,000	6,930,000			Ps.	(266,147)	Ps.	14,217	Ps.	14,217

The operations terminated during 2008 and 2009 with respect to corn futures contracts resulted in a loss of Ps.21,762 and Ps.66,305, respectively.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

17.          FINANCIAL INSTRUMENTS (Continued)

The foreign exchange derivative financial instruments are summarized as follows:

			Notional Amount (Thousands of U.S. dollars)				Underlying Asset Value			Fair Value (thousands of Mexican pesos)
	Purchase		As of December 31,				As of December 31,			As of December 31,
Derivative	/ Sale	Currency	2008		2009		2008		2009	2008		2009
Forwards	Sale	USD-MXN	U.S.$	712,900	U.S.$	—	Ps.	15.0965	—	Ps.	(3,125,165)	Ps.	—
Structures	Sale	USD-MXN	110,500		—		14.1751		—	(7,708,933)		—
Structures	Purchase	EUR-USD	16,636		—		1.3444		—	(396,072)		—
			U.S.$	840,036	U.S.$	—				Ps.	(11,230,170)	Ps.	—

The operations terminated during 2008 and 2009 in foreign exchange derivative financial instruments resulted in a loss of Ps.3,479,549 and Ps.470,905, respectively.

The notional amounts related to derivative financial instruments reflect the volume of reference agreed; however, they do not reflect the amounts at risk in regard to future cash flows. The amounts at risk are generally limited to the unrealized gain or loss from market valuation for these instruments, which may vary according to changes in market value of the underlying asset, its volatility and the credit quality of the counterparties.

D)           CONCENTRATION OF RISK

The financial instruments that are potentially subject to a concentration of risk are principally cash, cash equivalents and trade accounts receivable. The Company deposits its cash and cash equivalents in recognized financial institutions. The concentration of the credit risk with respect to trade receivables is limited since the Company sells its products to a large number of customers located in different parts of Mexico, United States of America, Central America, Venezuela, Europe, Asia and Oceania. The Company maintains reserves for potential credit losses.

Operations in Venezuela represented approximately 18% of net sales and 15% of total assets in 2009. In recent years, political and social instability has prevailed in Venezuela. This severe political and civil uncertainty represents a risk to the business in this country, which cannot be controlled or measured accurately, for example:

•             On December 4, 2009 the Eleventh Criminal Court in Charge of the Control Court of the Metropolitan Area of Caracas, Venezuela resolved a precautionary seizure of assets of all corporations where Ricardo Fernández Barrueco, on his own or by any third party, whether an individual or company, had any kind of interest or was a shareholder. By Resolution No. 2549 published in Venezuela’s Official Gazette on December 22, 2009 the Ministry of Finance of Venezuela resolved the designation of various individuals as special managers and representatives in the name of the Republic of Venezuela of the shares owned indirectly by Ricardo Fernández Barrueco in MONACA. MONACA has filed as third aggrieved party a petition within the proceedings against Ricardo Fernández Barrueco, in order to release the precautionary measures and seizing ordered by the Eleventh Criminal Judge and all actions derived thereof such as the resolutions issued by the Ministry of Finance of Venezuela.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

17.          FINANCIAL INSTRUMENTS (Continued)

•             Also, on December 16, 2009, the People’s Defense Institute for the Access of Goods and Services of Venezuela (INDEPABIS) ordered a precautionary measure for authorizing the occupation and temporary operation of MONACA for a term of 90 consecutive days. This notification became official on December 22, 2009. MONACA has filed the corresponding legal processes against the proceedings filed and the measures issued by INDEPABIS affecting MONACA.

•             On December 11, 2009, the President of Venezuela approved the formation of multidisciplinary teams to ensure the operation of the group of companies belonging to Ricardo Fernández Barrueco, which are subject to an occupation and operation process by the Venezuelan Executive Power, among those companies is FEXTUN Fábrica de Exquisiteces de Atún, S.A., a company to which subsidiaries in Venezuela maintain balances with for the purchase of products, amounting to Ps.500,239 (Note 18).

•             Since 2003 Venezuelan authorities imposed foreign exchange and price controls on certain products. These foreign exchange controls may limit the Company’s capacity to convert bolivars to other currencies and also transfer funds outside Venezuela. In February 2003, the Venezuelan government set a single fixed exchange rate for the Bolivar against the U.S. dollar of 1,600 bolivars to U.S.$1.00. Later, in February 2004 the Venezuelan government set a new fixed exchange rate of 1,920 bolivars to U.S.$1.00. In March 2005, the government established a new exchange rate of 2,150 bolivars per U.S. dollar.

•             In February 2003, the government of Venezuela established price controls for certain products such as corn flour and wheat flour. During 2008 and 2009, this measure was modified and new lists of products subject to price controls were issued. These price controls may limit the Company’s ability to increase prices in order to compensate for the higher costs of raw materials.

The financial position and results of the Company may be negatively affected due to the fact that:

a.          An extent of the Company’s sales are denominated in Bolivars;

b.         Subsidiaries in Venezuela manufacture products subject to price controls.

c.          It may be difficult for subsidiaries in Venezuela to pay dividends, as well as to import some of their requirements of raw materials as a result of the foreign exchange control.

The current president in Venezuela was reelected for a second term in December 2006; thus, the civil and political uncertainty will continue during the next six-year term. Additionally, starting 2007 the current president was granted by the legislature with extraordinary faculties to legislate by decree for a period of 18 months in several strategic areas, which could result in certain structural changes in the economical and social policies in Venezuela, thus increasing the uncertainty in that country.

18.          RELATED PARTY TRANSACTIONS

As of December 31, 2008 and 2009, the Company owns 8.7966% interest in GFNorte, a Mexican financial institution. In the normal course of business, the Company obtains long-term financing from GFNorte and other subsidiaries of that institution at market rates and terms. During 2009, the Company did not obtain financing from GFNorte’s subsidiaries.

The Company has insurance contracts with Seguros Banorte Generali, S.A. de C.V. (subsidiary of GFNorte) in order to manage different risks in some of its subsidiaries. In 2008 and 2009, the Company paid insurance premiums of approximately Ps.49,488 and Ps.112,563, respectively.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

18.          RELATED PARTY TRANSACTIONS (Continued)

As of December 31, 2008 and 2009, the Company had accounts payable to Archer-Daniels-Midland (ADM) included in trade accounts payable for Ps.135,307 and Ps.186,316, respectively. Additionally, during 2008 and 2009, the Company purchased inventory ingredients from ADM amounting to Ps.2,436,716 and Ps.2,116,318 (U.S.$183 and U.S.$159 million), respectively. In 1996 the Company entered into an association with ADM, a U.S. agricultural processor and trader.

As of December 31, 2008 and 2009, the Company had accounts receivable from different companies related to the minority stockholder of the Venezuelan subsidiaries for Ps.84,146 and Ps.500,669, respectively. Additionally, the Company had accounts payable included in trade accounts of Ps.12,375 and Ps.6,658, respectively.

For the years ended December 31, 2008 and 2009, related party transactions were carried out at market value.

For the years 2008 and 2009, the total compensation paid to all Board members, alternate Board members, directors and members of the audit committee and corporate practices committee amounted to Ps.122.2 and Ps.132.9 million, respectively. As of December 31, 2008 and 2009, the reserve for deferred compensation amounted to Ps.33.4 and Ps.41.8 million, respectively. The Company does not provide employees share-based compensation.

19.          NEW FINANCIAL REPORTING STANDARDS

The Mexican Financial Reporting Standards Board (CINIF for its Spanish acronym) issued, during December 2009, a series of Mexican Financial Reporting Standards (MFRS) and interpretations (INIF), which become effective as of January 1, 2010, with exception of the INIF 18 which became effective as of December 7, 2009 and the MFRS B-5, which will become effective as of January 1, 2011. Such MFRS and interpretations are not considered to have a significant impact in the financial information presented by the Company, explained as follows:

MFRS B-5 “Financial information by segments”.  It establishes the general standards to disclose financial information by segments, additionally it allows the user or such information analyze the entity from the same vision as the management and allows to present information by segment more consistent with its financial statements.  This standard will supersede Bulletin B-5 Financial Information by Segment starting January 1, 2011.

MFRS C-1 “Cash and cash equivalents”.  It establishes standards on the accounting treatment and disclosure of cash, restricted cash and available for sale investments, it also introduces new terminology to make it consistent with other MFRS previously issued.   This standard superseded Bulletin C-1, Cash.

INIF 17 “Service concession contracts”.  The INIF 17 removes the inconsistency between MFRS D-6 Capitalization of the Comprehensive Financial Result and Bulletin D-7 Contracts of Construction and Manufacturing of Some Equity Goods, concerning the accounting treatment of the comprehensive financial result in the event of recognition of an intangible asset during the construction phase, for service concession contracts.

INIF 18 “Recognition of effects of the Tax Reform 2010 in the Income Tax”.  The INIF 18 was issued to give response to diverse questioning of the financial information preparers related with the Tax Reform 2010 effects, especially for the changes established in the tax consolidation regime and modifications to the income tax rate.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

20.          SUBSEQUENT EVENTS

A)          DEVALUATION IN VENEZUELA

On January 8, 2010, the Venezuelan government issued the Exchange Agreement No. 14, in which a dual exchange rate of Bs.2.60/U.S.$1 and Bs.4.30/U.S.$1 was established. The Exchange Agreement became effective starting January 11, 2010.

This Exchange Agreement establishes that the acquisition of foreign currencies will be made at an exchange rate of Bs.2.60/U.S.$1 for the following items:

a)              Imports for food industry, health, education, machinery and equipment and science and technology, in accordance with commercial policy established by the President of Venezuela.

b)             Remittance operations to relatives abroad.

c)              Tuition payments for students abroad.

d)             Payments for health recovery, sports, culture, scientific research and other cases of special urgency, as established by the Venezuelan Currency Administration Commission (CADIVI).

e)              Payment to retirees and pensioners living abroad.

f)                Currency acquisitions by diplomatic representatives, consular officials and foreign officials from international organizations, properly accredited by the Venezuelan Government.

All purchases of foreign currencies, for purposes different from those mentioned above, will be made at an exchange rate of Bs.4.30/U.S.$1.

All buying and selling operations of currency requested from the Central Bank of Venezuela (CBV) before the effective date of this Exchange Agreement will be settled at an exchange rate of Bs.2.15/U.S.$1. At the date in which the Exchange Agreement became effective, the Company’s subsidiaries in Venezuela did not hold assets or liabilities whose liquidation was requested with the CBV.

Based on the foreign currency position as of December 31, 2009 and the new exchange rates established in the Exchange Agreement of Bs.2.60/U.S.$1 and Bs.4.30/U.S.$1 as well as management interpretations, the estimated financial effect resulting from the issuance of this Exchange Agreement for those items that the Management expects will be settled using the new exchange rates will result in an increase of the monetary assets denominated in foreign currency (different from Bolivars) of Bs.8,083, an estimated increase of the monetary liabilities denominated in foreign currency (different from Bolivars) of Bs.29,674, resulting in an estimated net exchange loss of Bs.21,592, which was recognized in January 2010. Likewise, on December 31, 2009, the investment in interest and capital bonds generates an income for the indexing of these securities, to the exchange rate of Bs.2.60/U.S.$1 of Bs.4,383, which was also recognized in January 2010. Additionally, the effect on the financial position and results of the Company when converting the financial information of subsidiaries in Venezuela using the exchange rate of Bs.4.30/U.S.$1 will result in a decrease of approximately 50% of the value in Mexican pesos of the financial information used for consolidation purposes.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

20.          SUBSEQUENT EVENTS (Continued)

B)            EXPROPRIATION OF MONACA

On May 12, 2010, the Venezuelan government issued decree number 7.394, published in the Official Gazette of Venezuela (the “Expropriation Decree”), announcing the forced acquisition of all goods, movables and real estate of our Venezuelan subsidiary MONACA (the “MONACA Expropriation”). Pursuant to the Expropriation Decree, the government of Venezuela has instructed government officials to undertake the necessary actions to execute the MONACA Expropriation. As of this date, the Venezuelan government has not yet taken operational or managerial control of MONACA. Pending the resolution of our negotiations with the government of Venezuela, MONACA continues to operate in the ordinary course of business. The Company and the Venezuelan government are in preliminary negotiations to determine the compensation to be paid for the expropriated assets. We are participating in these negotiations with a view to obtaining just and reasonable compensation for the assets subject to the MONACA Expropriation. However, we cannot assure you that these negotiations will be successful. At this preliminary stage, we are unable to estimate the likely range of potential recovery or determine what position Venezuela will take in these negotiations and the difficulties of collection, among other matters.

Additionally, INDEPABIS has also initiated an investigation of our Venezuelan subsidiary DEMASECA, and issued an order authorizing the temporary occupation and operation of DEMASECA for a period of 90 calendar days from May 25, 2010. DEMASECA continues to operate in the ordinary course of business. We cannot assure you that the government of Venezuela will not continue to expropriate our remaining operations in Venezuela.

We reserve and will continue to reserve the right to seek full compensation for any and all expropriated assets and investments under all applicable legal regimes, including investment treaties and customary international law. Gruma’s interest in MONACA is held through Valores Mundiales, S.L., a company organized under the laws of the Kingdom of Spain. Venezuela and Spain are parties to a bilateral investment treaty (the “Investment Treaty”). Under the Investment Treaty, companies subject to expropriation are entitled to certain rights, including the right to arbitrate disputes before the International Centre for Settlement of Investment Disputes (“ICSID”) in Washington, D.C.

While the ultimate outcome of this matter is presently uncertain, it is reasonably possible that the expropriation may result in a loss of control of the Company’s Venezuelan business, which may require accounting for the expropriation as discontinued operation in future periods, together with a retrospective restatement of prior year’s financial statements to reflect the presentation of the business in Venezuela as a discontinued operation. Pending the resolution of this matter, an estimate of an impairment charge, if any, and the determination as to whether this business will need to be accounted for as a discontinued operation, cannot be made. Furthermore, at this time, we cannot predict the results of any court or tribunal proceedings, whether we will be likely to prevail in such proceedings, or the ramifications that costly and prolonged legal disputes could have on our results of operations or financial position. As a result, the net impact of this matter on the Company’s consolidated financial results cannot be reasonably estimated at this time.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

20.          SUBSEQUENT EVENTS (Continued)

The condensed balance sheets for MONACA as of December 31, 2008 and 2009 are as follows:

	2008		2009
Current assets	Ps.	3,182,962	Ps.	3,624,199
Non-current assets	2,163,609		2,637,347
Total assets	5,346,571		6,261,546
Percentage from consolidated total assets	12.0%		14.2%

Current liabilities	3,297,097		3,123,487
Long-term liabilities	104,710		44,573
Total liabilities	3,401,817		3,168,060
Percentage from consolidated total liabilities	9.7%		9.9%

Total net assets	1,944,754		3,093,486
Percentage from consolidated total net assets	21.0%		26.1%

Non-controlling interest	527,806		839,572
Interest of Gruma in total net assets	1,416,948		2,253,914

The condensed statements of income for MONACA for the years ended December 31, 2007, 2008 and 2009 are as follows:

	2007		2008		2009
Net sales	Ps.	3,566,386	Ps.	8,624,161	Ps.	8,956,322
Percentage from consolidated net sales	10.0%		19.3%		17.7%

Operating income	92,398		834,679		959,874
Percentage from consolidated operating income	4.9%		25.5%		25.2%

Net income	210,587		870,443		794,440
Percentage from consolidated net income	8.9%		—		37.6%

The condensed balance sheets for MONACA as of December 31, 2008 and 2009 and the condensed statements of income for the years ended December 31, 2007, 2008 and 2009 do not reflect the impact of the devaluation in Venezuela as explained in section A above.

In addition, the preceding information does not include DEMASECA, our remaining Venezuelan subsidiary, since DEMASECA was not mentioned in the Expropriation Decree.  The majority interest in the total net assets of DEMASECA, as of December 31, 2009, was Ps. 269,697.

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican FRS, which differ in certain significant respects from U.S. GAAP.

In June 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162. This standard establishes the FASB Accounting Standards Codification (Codification or ASC) as the single source of authoritative U.S. GAAP, superseding all previously issued authoritative guidance. All references to pre-Codification in these financial statements are replaced with the current Codification titles.

The principal differences between Mexican FRS and U.S. GAAP and the effect on consolidated net income and consolidated stockholders’ equity are presented below, with an explanation of the adjustments.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (Continued)

	For the years ended December 31,
	2007		2008		2009
Reconciliation of net income:
Net income (loss) attributable to Gruma, S.A.B. de C.V. under Mexican FRS	Ps.	2,233,321	Ps.	(12,339,758)	Ps.	1,528,920
U.S. GAAP adjustments:
Depreciation expense (Note 21-B)	(71,722)		(78,909)		(91,367)
Impairment loss in the carrying value of idle assets (Note 21-B)	20,838		18,334		—
Pre-operating expenses and other deferred costs (Note 21-C)	10,461		(229)		675
Capitalized comprehensive financing costs (Note 21-D)	3,346		3,346		—
Sale-leaseback transaction (Note 21-E):
Interest expense	(8,976)		(2,667)		—
Rental and depreciation expense, net	590		3,431		6,958
Deferred income taxes (Note 21-G)	(177,829)		32,843		225,007
Deferred employees’ statutory profit sharing (Note 21-K)	(609)		2,806		7,222
Net gain from sale of associated company’s shares (Note 21-P)	13,281		—		—
Effect of U.S. GAAP adjustments on equity method investee (Note 21-P)	(18,885)		(53,310)		129,750
Negative goodwill (Note 21-H):
Depreciation expense	61,793		61,793		61,793
Extinguishment of debt (Note 21-J)	14,205		14,251		14,251
Debt issuance costs (Note 21-J)	1,148		1,033		85,227
Labor obligations (Note 21-K)	—		13,051		(319)
Fair value measurements (Note 21-L)	—		537,749		(536,572)
Effects of inflation of foreign subsidiaries (Note 21-M)	—		—		246,697
Monetary position loss resulting from U.S. GAAP adjustments	(9)		—		—
Total U.S. GAAP adjustments	(152,368)		553,522		149,322
Noncontrolling interest (Note 21-A)	26,809		7,296		(132,677)
Net income (loss) attributable to Gruma, S.A.B. de C.V. under U.S. GAAP	Ps.	2,107,762	Ps.	(11,778,940)	Ps.	1,545,565
Basic and diluted earnings (loss) per share (in pesos)	Ps.	4.37	Ps.	(20.85)	Ps.	2.74
Weighted average shares outstanding (thousands)	482,506		564,853		563,651

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (Continued)

	As of December 31,
	2008		2009
Reconciliation of stockholders’ equity:
Stockholders’ equity under Mexican FRS	Ps.	9,281,550	Ps.	11,811,563
U.S. GAAP adjustments:
Property, plant and equipment (Note 21-B)	850,619		759,252
Pre-operating expenses and other deferred costs (Note 21-C)	(675)		—
Sale-leaseback transaction (Note 21-E)	(122,990)		(109,527)
Goodwill arising from acquisitions of entities under common control (Note 21-F)	(172,951)		(172,951)
Deferred income taxes (Note 21-G)	92,172		438,764
Deferred employees’ statutory profit sharing (Note 21-K)	(48,495)		(40,410)
Equity method investee (Note 21-P)	33,801		(233,679)
Negative goodwill (Note 21-H)	(661,061)		(599,269)
Goodwill and indefinite-lived intangible assets (Note 21-I)	190,588		190,588
Extinguishment of debt (Note 21-J)	(228,013)		(213,762)
Debt issuance costs (Note 21-J)	309		85,537
Labor obligations (Note 21-K)	(87,863)		(96,810)
Fair value measurements (Note 21-L)	551,735		1,177
Effects of inflation of foreign subsidiaries (Note 21-M)	—		(874,310)
Total U.S. GAAP adjustments	397,176		(865,400)
Stockholders’ equity under U.S. GAAP	Ps.	9,678,726	Ps.	10,946,163

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

	2008		2009
Beginning balance	Ps.	18,145,722	Ps.	9,678,726
Stock issuance	2,111,060		—
Net purchases and sales of Company’s common stock	(11,561)		—
Effect due on tax consolidation	—		(2,475)
Cumulative effect of change in accounting for deferred profit sharing	(296,027)		—
Derivative financial instruments	(131,699)		89,909
Equity ownership from associated company	(18,924)		(201,139)
Labor obligation adjustments (net of income tax)	(23,627)		(4,549)
Foreign currency translation adjustments	949,769		(438,536)
Other transactions related to comprehensive income	—		(10,981)
Net (loss) income for the year	(11,778,940)		1,545,565
Noncontrolling interest (Note 21-A)	732,953		289,643
Ending balance	Ps.	9,678,726	Ps.	10,946,163

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (Continued)

On April 30, 2009, under MFRS the Company’s stockholders resolved to reclassify the amount of additional paid-in capital to retained earnings. For U.S. GAAP purposes, a deficit reclassification of any nature is considered to be a quasi-reorganization, as a result, a company may not reclassify or eliminate a deficit in retained earnings unless all requisite conditions for a quasi-reorganization are satisfied. The Company does not comply with all the requisite conditions and consequently, such reclassification was reversed.  As a result of the aforementioned, the stockholders’ equity as of December 31, 2008 and 2009, after U.S. GAAP adjustments described above is as follows:

	As of December 31,
	2008		2009
Capital stock	Ps.	6,972,425	Ps.	6,972,425
Additional paid-in capital	2,044,014		2,044,014
Retained earnings	(4,916,576)		(3,585,606)
Accumulated other comprehensive income	1,816,937		1,463,761
Equity attributable to Gruma, S.A.B. de C.V. under U.S. GAAP	5,916,800		6,894,594
Equity attributable to noncontrolling interest	3,761,926		4,051,569
Total stockholders’ equity under U.S. GAAP	Ps.	9,678,726	Ps.	10,946,163

A)               NONCONTROLLING INTEREST

Under U.S. GAAP, starting January 1, 2009, the Company adopted the FASB’s revised standard on accounting for noncontrolling interests in consolidated financial statements included in ASC 810 — Consolidation, which clarifies that a noncontrolling interest (commonly referred to previously as minority interest) in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It also states that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary are accounted for consistently, as equity transactions.  In addition, when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary should be initially measured at fair value.  The FASB also issued Accounting Standards Update 2010-02 “Accounting and Reporting for Decreases in Ownership of a Subsidiary Consolidation”, which clarifies that ASC 810 also applies to the disposal of businesses that are not subsidiaries and clarifies certain implementation issues. New guidance is required to be applied prospectively except for the presentation and disclosure requirements. The Company has retrospectively applied the presentation and disclosure requirements of these standards to all periods. This practice is consistent with Mexican FRS

B)                 PROPERTY, PLANT AND EQUIPMENT

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

Upon the adoption of MFRS B-10, starting January 1, 2008, the Company ceased the use of a specific index for the restatement of machinery and equipment of foreign origin. Therefore, the U.S. GAAP adjustments refer solely to the accumulated effect as of December 31, 2007. Under U.S. GAAP, the adjustment for restating fixed assets of foreign origin utilizing the Mexican NCPI as of December 31, 2008 and 2009 increases stockholders’ equity by Ps.937,987 and Ps.877,110, respectively.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (Continued)

Under Mexican FRS, depreciation on idle equipment is not required if the carrying value is expected to be recovered and is subject to an impairment review. Under U.S. GAAP, these assets should continue to be depreciated and subject to an impairment review. Therefore, the adjustment to property, plant and equipment decreases stockholders’ equity as of December 31, 2008 and 2009 by Ps.236,013 and Ps.266,503, respectively.

Under Mexican FRS, the Company recognized impairment losses in the value of certain idle assets that were not depreciated. Under U.S. GAAP, no impairment was recognized given that the depreciation of these assets had not ceased; consequently, the carrying value under U.S. GAAP was lower than Mexican FRS and the impairment recognized for Mexican FRS purposes was reversed. Therefore, the adjustment to property, plant and equipment increases stockholders’ equity as of December 31, 2008 and 2009 by Ps.148,645.

C)                 PRE-OPERATING EXPENSES AND OTHER DEFERRED COSTS

As of December 31, 2002, under Mexican FRS, pre-operating expenses incurred were permitted to be capitalized and amortized by the Company over the period of time estimated to generate the income necessary to recover such expenses. The Company defined this period as 12 years based on prior experience. Starting January 1, 2003, under Mexican FRS, only expenses incurred during the development stage are capitalized, whereas expenses identified as research are expensed as incurred. Additionally, the pre-operating expenses capitalized until January 1, 2003 continue to be amortized using the straight-line method over a period not to exceed 12 years. Under U.S. GAAP, such expenses should be treated as period expenses.

The U.S. GAAP equity adjustment of Ps.675 decreases intangible assets presented in the balance sheets as of December 31, 2008. As of December 31, 2009 amount was fully amortized.

D)               COMPREHENSIVE FINANCING COSTS

Under Mexican FRS, comprehensive financing costs, including interest expense, foreign exchange gains or losses and monetary position of the related debt for major construction projects, are capitalized as part of the assets during the construction period.  Under U.S. GAAP, monetary position and foreign exchange gains and losses on U.S. dollar or other stable currency borrowings are excluded from capitalized interest. For the years ended December 31, 2007 and 2008, the net income reconciliation adjustment of Ps.3,346 decreases depreciation expense. There is no net income reconciliation adjustment for the year 2009.

E)                  SALE-LEASEBACK TRANSACTION

Under Mexican FRS, a sale-leaseback transaction that involves real estate was recognized with the use of the general criteria established for capital and operating lease transactions. Based upon these criteria, a sale-leaseback of real estate was recorded by the Company as an operating lease. Under U.S. GAAP, ASC 840 — Leases, such a transaction was recognized as a financing lease because a continuing involvement from the seller-lessee is present, and consequently, the risks and benefits of the property are not transferred to the buyer-lessor. The lease had an original 15-year term with an effective date of May 1, 1996; however, on April 30, 2008, the Company executed the early purchase option on the lease and finished this arrangement. Therefore, under both Mexican FRS and U.S. GAAP it is now being accounted for as a fixed asset and the adjustment to property, plant and equipment decrease stockholders’ equity as of December 31, 2008 and 2009 by Ps.122,990 and Ps.109,527, respectively, as a result of a higher accumulated depreciation for U.S. GAAP purposes.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (Continued)

F)                  GOODWILL ARISING FROM ACQUISITIONS OF ENTITIES UNDER COMMON CONTROL

Under Mexican FRS, until January 1, 2004, the excess of the purchase price over the proportionate book value of net assets acquired was recorded as goodwill for all of the Company’s acquisitions, including common control acquisitions. Under U.S. GAAP, transfers and exchanges between enterprises under common control are accounted for on a carry-over basis, and therefore, no such goodwill would be recorded.  The U.S. GAAP equity adjustment of Ps.172,951 decreases goodwill presented in the balance sheet as of December 31, 2008 and 2009. There is no net income reconciliation adjustment in 2007, 2008 and 2009, since the Company ceased amortizing goodwill under Mexican FRS with the adoption of MFRS B-7.

G)                 DEFERRED INCOME TAXES

Under Mexican FRS, the Company adopted the provisions of revised MFRS D-4 for the recognition of deferred tax assets and liabilities. The accounting treatment of MFRS D-4 is in accordance with the comprehensive asset and liability method of ASC 740 - Income Taxes. The U.S. GAAP adjustments to net income and stockholders’ equity reflect the deferred income taxes generated by the other U.S. GAAP adjustments discussed elsewhere herein. Additionally, during 2007, the Company recognized under U.S. GAAP a deferred tax liability of Ps.122,031, derived from the excess of the amount for financial reporting over the tax basis of the investment in GFNorte. Starting January 1, 2008, with the adoption of new MFRS D-4, the Company recognized this deferred tax liability under Mexican FRS.

Under the comprehensive asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed.

For both Mexican and U.S. GAAP purposes, the financial statement carrying amounts utilized in the determination of the deferred tax assets and liabilities included the inflation adjustments until December 31, 2007 as described in Note 2-E, and their respective tax bases also included the effects of inflation based on tax regulations.

Income tax expense:

The domestic and foreign components of income before taxes reported under Mexican FRS were as follows:

	Years ended December 31,
	2007		2008		2009
Domestic	Ps.	2,151,090	Ps.	(12,919,047)	Ps.	675,530
Foreign		1,153,229		1,535,283		2,543,160
	Ps.	3,304,319	Ps.	(11,383,764)	Ps.	3,218,690

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (Continued)

Provisions for domestic federal, foreign federal and state income taxes in the Mexican FRS consolidated statements of income consisted of the following components:

	Years ended December 31,
	2007		2008		2009
Current:
Domestic federal	Ps.	390,074	Ps.	97,307	Ps.	93,863
Foreign federal		205,682		164,006		886,480
Foreign state		31,919		43,440		84,853
	Ps.	627,675	Ps.	304,753		1,065,196
Deferred:
Domestic federal	Ps.	265,820	Ps.	(310,079)	Ps.	206,165
Foreign federal		30,358		453,713		(159,270)
Foreign state		1,857		(13,692)		(3,745)
	Ps.	298,035	Ps.	129,942		43,150
Total income taxes	Ps.	925,710	Ps.	434,695	Ps.	1,108,346

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and liabilities at December 31, 2008 and 2009, were as follows:

	2008		2009
Deferred tax assets:
Net operating loss carryforwards and other tax credits (a)	Ps.	514,303	Ps.	356,499
Accrued liabilities	192,723		423,029
Intangible assets (b)	17,539		(12,949)
Other	229,295		285,599
Total gross deferred tax assets	953,860		1,052,178

Deferred tax liabilities:
Property, plant and equipment, net (c)	2,197,436		1,813,970
Inventories	154,338		127,979
Investment in partnership and equity method investee	909,369		902,902
Other assets	156,853		244,808
Total gross deferred tax liabilities	3,417,996		3,089,659

Net deferred tax liability under U.S. GAAP	2,464,136		2,037,481
Net deferred tax liability under Mexican FRS	2,556,308		2,476,245
Adjustment for U.S. GAAP	Ps.	(92,172)	Ps.	(438,764)

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (Continued)

(a)          ASC 740 permits a deferred tax asset to be recorded if the asset meets a more likely than not standard (i.e. more than 50 percent likely) that the asset will be realized. Realization of the Company’s net operating loss carryforwards and other tax credits depends on the Company’s ability to generate sufficient future taxable income of the appropriate character within carryforward periods of the jurisdictions in which the net operating losses and other tax credits were incurred. During 2008 a significant increase in net operating loss carryforwards existed, arising from loss of derivative financial instruments (See Note 14-B).  As of December 31, 2008 and 2009, this item includes a valuation allowance of Ps. 2,859,739 and Ps.3,721,731 since no sufficient evidence is available that these tax loss carryforwards will be realized.

(b)         Reflects a prepaid asset resulting from an intercompany transaction.

(c)          Principally due to the differences between restated book and tax basis, including depreciation and capitalized interest.

A summary of the deferred tax liability (asset) balances on a U.S. GAAP basis is as follows:

	2008		2009
Current:
Deferred tax asset	Ps.	(397,416)	Ps.	(681,521)
Deferred tax liability	154,338		127,979
	(243,078)		(553,542)
Non-current:
Deferred tax asset	(556,444)		(370,657)
Deferred tax liability	3,263,658		2,961,680
	2,707,214		2,591,023
Total	Ps.	2,464,136	Ps.	2,037,481

The provision for income tax on a U.S. GAAP basis was as follows:

	2007		2008		2009

Current	Ps.	(627,675)	Ps.	(304,753)	Ps.	(1,065,196)
Deferred	(475,864)		(97,099)		181,857
	Ps.	(1,103,539)	Ps.	(401,852)	Ps.	(883,339)

ASC 740 — Income Taxes prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. This standard provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company classifies income tax-related interest and penalties as income taxes in the financial statements. This standard has no significant effect on the Company’s overall financial position or results of operations.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (Continued)

As of December 31, 2008 and 2009, the Company presented a liability for unrecognized tax benefits of Ps. 121,801 and Ps.90,418, respectively, which included interest and penalties. The following table presents a reconciliation of the Company’s unrecognized tax benefits, excluding interest and penalties (primarily related to the U.S. operations):

	2008		2009
Unrecognized tax benefits at beginning of year	Ps.	83,101	Ps.	111,276
Translation adjustment of the initial balance	22,145		(6,114)
Increase as result of tax position taken in the year	5,325		9,044
Increase as a result of tax positions taken in prior periods	18,767		—
Settlements	(5,947)		—
Reductions due to a lapse of the statue of limitations	(12,115)		(28,754)
Unrecognized tax benefits at end of year	Ps.	111,276	Ps.	85,452

It is expected that the amount of unrecognized tax benefits will change in the next 12 months; however, the Company does not expect the change to have a significant impact on its consolidated financial position or results of operations. The Company had accrued interest and penalties, net of tax benefit of approximately Ps. 6,203, Ps. 10,525 and Ps.4,966 related to unrecognized tax benefits for fiscal 2007, 2008 and 2009, respectively.

The following years remain open to examination and adjustment by the Company’s major tax jurisdictions: United States — 2005 and all following years; Mexico — 2005 and all following years; and Venezuela — 2006 and all following years.

H)                NEGATIVE GOODWILL

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

Under U.S. GAAP, until December 31, 2008, the excess of fair value of acquired net assets over cost was allocated to the book value of the non-monetary assets acquired. Once the book value was reduced to zero, any unallocated amounts were recorded in earnings. Starting January 1, 2009, for new acquisitions, the acquirer shall reassess whether it has correctly identified all of the assets acquired and all of the liabilities assumed and shall recognize any additional assets or liabilities that are identified in that review. Additionally, the acquirer shall review the procedures used to measure the amounts to be recognized at the acquisition date for all of the following: (a) the identifiable assets acquired and liabilities assumed, (b) the noncontrolling interest in the acquiree, if any, (c) for a business combination achieved in stages, the acquirer’s previously held equity interest in the acquiree, and (d) the consideration transferred. If the excess remains after applying the above requirements, the acquirer shall recognize the resulting gain in earnings on the acquisition date.

As of December 31, 2008 and 2009, the U.S. GAAP equity adjustments of Ps. 661,061 and Ps.599,269 respectively, decreased the net fixed assets in the same amounts.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (Continued)

I)                     GOODWILL AND INDEFINITE-LIVED INTANGIBLE ASSETS

Under U.S. GAAP, effective January 1, 2002, the Company adopted the provisions of ASC 350 — Intangibles — Goodwill and Other. Under ASC 350, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed for impairment on an annual basis at the reporting unit level.

Under Mexican FRS, until January 1, 2003, all intangible assets were amortized over their estimated useful life. MFRS C-8, “Intangible Assets”, was adopted starting January 1, 2003, and consequently, certain intangible assets (excluding goodwill) were recognized as having indefinite lives and were no longer amortized. Accordingly, amortization of indefinite-lived intangible assets ceased in 2002 for U.S. GAAP and in 2003 for Mexican FRS. Starting January 1, 2004, under Mexican FRS goodwill should no longer be amortized, but subject to annual impairment tests at the cash generating unit level. Accordingly, goodwill amortization ceased in 2002 for U.S. GAAP and in 2004 for Mexican FRS.

The U.S. GAAP equity adjustment of Ps.190,588 increased goodwill in Ps.187,897 and intangible assets in Ps.2,691 as of December 31, 2008 and 2009, as a result of the above items.

J)                    EXTINGUISHMENT OF DEBT

In December 2004, the Company issued perpetual notes for a total of Ps.4,149,000 (U.S. $300 million) which pay interest quarterly at a 7.75% annual rate. The proceeds were used mainly to repay U.S.$200 million of the 7.625% senior unsecured notes due October 2007. For the early redemption of the senior unsecured notes, the Company paid a premium of Ps.276,879. Under Mexican FRS, this premium was recognized in intangible assets as debt issuance costs of the perpetual notes and amortized using the straight-line method over a period of 20 years.

Under U.S. GAAP, this premium was recognized in income. The perpetual notes represented a new debt instrument, since the exchange was not done with the holders of the old senior unsecured notes. In addition, under U.S. GAAP, all previously unamortized debt issuance costs related to the old senior unsecured notes was also written off.

As mentioned in Note 9, during 2009 the Company refinanced the U.S.$197 million Syndicated Credit facility and the Ps.3,367,000 Bancomext loan. The Company incurred debt issuance costs of Ps.102,259 related to the modified debt instruments. At the date of refinancing, the Company had Ps.11,633 of unamortized debt issuance costs related to the old debt. Under Mexican FRS, the unamortized costs related to the old debt will continue to be amortized throughout the maturity of the new debt as it has been considered a refinancing of the old debt under MFRS C-9. Debt issuance costs incurred with the issuance of the modified debt instruments have been expensed. Under U.S. GAAP, the debt issuance costs of Ps.102,259 related to the modified debt instruments were capitalized and together with the unamortized debt issuance costs related to the old debt will be amortized during the term of the modified debt instruments using the interest method.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (Continued)

K)                LABOR OBLIGATIONS

Benefits upon retirement and employment termination

Under Mexican FRS, starting January 1, 2008, the Company adopted the provisions of new MFRS D-3, as mentioned in Note 2-M and 10. Under U.S. GAAP, the Company applied the guidelines in ASC 715 — Compensation — Retirement Benefits. Under ASC 715, the Company recognized as a component of other comprehensive income the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost of the period. As of December 31, 2008 and 2009, the U.S. GAAP equity adjustment of Ps.87,863 and Ps.96,810, respectively, increased Other liabilities.

The disclosures according to ASC 715 are included below:

For the years ended December 31, 2007, 2008 and 2009, the net periodic cost for the Company’s plans was comprised of:

	2007		2008		2009
Service cost	Ps.	11,291	Ps.	13,627	Ps.	15,020
Interest cost	13,189		16,373		18,840
Return on plan assets	(2,807)		(3,140)		(2,706)
Settlement loss	—		—		23,304
Net amortization	2,168		5,718		6,614
Net cost for the year	Ps.	23,841	Ps.	32,578	Ps.	61,072

As of December 31, 2008 and 2009, the status of the plan was as follows:

	2008		2009
Actuarial present value of accumulated benefit obligations:
Vested benefit obligation	Ps.	(144,155)	Ps.	(154,363)
Non-vested benefit obligation	(47,951)		(63,028)
	(192,106)		(217,391)
Excess of projected benefit obligation over accumulated benefit obligation	(41,987)		(41,650)
Projected benefit obligation	(234,093)		(259,041)
Plan assets at fair value (trust funds)	31,753		35,750
Labor obligations liability as of year-end	Ps.	(202,340)	Ps.	(223,291)

For the years ended December 31, 2008 and 2009, the changes in projected benefit obligation and plan assets (trust funds) are summarized as follows:

	2008		2009
Projected benefit obligation at beginning of year	Ps.	162,243	Ps.	234,093
Service cost	13,627		15,020
Interest cost	16,373		18,840
Benefit payments	(37,760)		(49,093)
Settlements	—		(5,218)
Actuarial loss	79,610		45,399
Projected benefit obligation at end of year	Ps.	234,093	Ps.	259,041

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (Continued)

	2008		2009
Fair value of plan assets at beginning of year	Ps.	34,886	Ps.	31,753
Return on plan assets	(2,858)		4,344
Benefit payments	(275)		(347)
Fair value of plan assets at end of year	Ps.	31,753	Ps.	35,750

The weighted average assumptions used to determine obligations at the end of the labor relationship and net periodic benefit cost for the years ended December 31 were as follows:

	2008	2009
Discount rate	9.00%	9.00%
Future increase rate in compensation levels	4.50%	4.50%
Estimated return rate on plan assets	9.00%	9.00%

The Company’s weighted average asset allocation by asset category as of December 31 was as follows:

	2008	2009
Equity securities	59%	50%
Fixed rate securities	41%	50%
Total	100%	100%

The following table summarizes the Company’s plan assets measured at fair value at December 31, 2009:

	Quoted prices in active markets for identical assets (Level 1)
Fixed income securities (1)	Ps.	17,876
Equity securities (2)	17,874
Total	Ps.	35,750

(1) Fixed income securities are comprised of investments funds shares, focused on investments in fixed income securities, that are valued at the quoted market prices multiplied by the number of shares owned.

(2) Equity securities consist of investments in common stock of listed entities, which are valued using quoted market prices multiplied by the number of shares owned.

The Company does not have any plan assets classified as Level 2 (significant other observable inputs) or Level 3 (unobservable inputs). The description of the three hierarchy levels for measuring fair value is disclosed in Note 21-L.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (Continued)

The following table summarizes expected benefit payments from the Company’s plans as follows:

Year	Amount
2010	Ps.	51,829
2011	36,288
2012	30,942
2013	28,460
2014	31,386
Thereafter	170,635

Included in accumulated other comprehensive income at December 31, 2008 and 2009 are the following amounts that have not yet been recognized in net periodic pension cost:

	2008		2009
Unamortized items (*)	Ps.	62,567	Ps.	67,916
	(net of incometax of Ps.38,347)		(net of incometax of Ps.41,626)

(*) Comprised of actuarial losses and net transition liability.

The estimated amount of cumulative net gain that is expected to be amortized from accumulated other comprehensive loss into net periodic pension cost over the next fiscal year is Ps.6,087.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.                               DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (Continued)

Amounts recognized in other comprehensive income included the following components:

	Before tax		Tax effect		After tax
Accumulated other comprehensive income at December 31, 2007	Ps.	(46,072)	Ps.	(12,900)	Ps.	(33,172)

Reclassification adjustment for items included in 2008 net income:
Actuarial (gains) losses	5,645		2,145		3,500
Transition (asset) liability	71		27		44
Enhancement to the plan	1		—		1

Items arising during 2008:
Actuarial (gains) losses	(60,661)		(27,658)		(33,003)
Transition (asset) liability	102		39		63

Accumulated other comprehensive income at December 31, 2008	(100,914)		(38,347)		(62,567)

Reclassification adjustment for items included in 2009 net income:
Actuarial (gains) losses	6,545		2,487		4,058
Transition (asset) liability	68		26		42
Enhancement to the plan	1		—		1

Items arising during 2009:
Actuarial (gains) losses	(43,763)		(16,630)		(27,133)
Settlements	28,522		10,838		17,684

Accumulated other comprehensive income at December 31, 2009	Ps.	(109,541)	Ps.	(41,626)	Ps.	(67,916)

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (Continued)

Deferred employees’ statutory profit sharing (ESPS)

As stated in Note 10-B, under Mexican FRS, the Company adopted the provisions of revised MFRS D-3 and deferred ESPS was recognized starting January 1, 2008 based on the comprehensive asset and liability method, which is consistent with ASC 740. For U.S. GAAP purposes, the Company has historically recognized deferred ESPS, using the comprehensive asset and liability method; however, book values were not restated for the effects of inflation, since per the applicable tax regulation the effects of inflation are not considered in the ESPS calculation. The revised MFRS D-3 requires full application of Mexican FRS to determine the book values of the ESPS calculation and therefore, inflation effects are considered in the ESPS calculation. In order to align U.S. GAAP and MFRS accounting for this item, the Company has concluded it would be preferable to change its U.S. GAAP accounting policy to also take into account inflation effects in the ESPS calculation. This cumulative effect of this change in accounting as of January 1, 2008 was reported as a direct deduction from retained earnings as of January 1, 2008 rather than retroactively applied for all periods presented as the effect on prior periods was considered immaterial. The U.S. GAAP adjustments to net income and stockholders’ equity included in the reconciliation are related to deferred employees’ statutory profit sharing generated by the other U.S. GAAP adjustments discussed elsewhere herein.

L)             FAIR VALUE MEASUREMENTS

During 2008, under U.S. GAAP, the Company adopted ASC 820 — Fair Value Measurements and Disclosures. This standard defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair-value measurements. ASC 820, among other things, requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e., observable inputs) and the lowest priority to data lacking transparency (i.e., unobservable inputs). Additionally, this standard requires an entity to consider all aspects of nonperformance risk, including the entity’s own credit standing, when measuring the fair value of a liability.

Fair-Value Hierarchy

ASC 820 establishes a three-level hierarchy to be used when measuring and disclosing fair value. An instrument’s categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. Following is a description of the three hierarchy levels:

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

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

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

Measurement

Assets and liabilities measured at fair value are summarized below:

	December 31, 2008
	Level 1		Level 2		Level 3		Total carrying value in the consolidated balance sheet
Assets:
Derivative financial instruments – corn and other raw materials	Ps.	15,223	Ps.	—	Ps.	—	Ps.	15,223

Liabilities:
Derivative financial instruments – exchange rate	Ps.	—	Ps.	—	Ps.	10,695,879	Ps.	10,695,879
Derivative financial instruments – corn	279,232						279,232
Derivative financial instruments – other raw materials					104,253		104,253
Derivative financial instruments – interest rate					15,971		15,971
	Ps.	279,232	Ps.	—	Ps.	10,816,103	Ps.	11,095,335

	December 31, 2009
	Level 1		Level 2		Level 3		Total carrying value in the consolidated balance sheet
Assets:
Derivative financial instruments — corn and other raw materials	Ps.	55,749	Ps.	—	Ps.	—	Ps.	55,749

Liabilities:
Derivative financial instruments — other raw materials	Ps.	4,802	Ps.	—	Ps.	—	Ps.	4,802
Derivative financial instruments — interest rate	—				5,956		5,956
	Ps.	4,802	Ps.	—	Ps.	5,956	Ps.	10,758

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (Continued)

The adoption of ASC 820 did not change the Company’s previous accounting for financial assets and liabilities, but had an impact of Ps.551,735 and Ps.1,177 as equity adjustment as of December 31, 2008 and 2009, respectively, when the Company’s own credit risk was considered in the determination of the fair value of the derivative financial instruments.

In March 2009 the Company and its derivative counterparties agreed to terminate the derivative instruments, fixed the total amount of obligations payable by the Company and convert this amount into a secured term loan. In October 2009 the Company completed the conversion of U.S.$738.3 million that it owed to several financial institutions under its terminated foreign exchange derivative instruments, into medium and long-term loans. Therefore, the U.S. GAAP adjustment to the fair value of the existing exchange rate derivative financial instruments as of December 31, 2008 was reversed in 2009.

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

Level 2 Valuation Techniques

Financial instruments that are classified as Level 2 refer mainly to quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, as well as model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. As of December 31, 2008 and 2009 the Company has not classified any assets or liabilities as Level 2.

Level 3 Valuation Techniques

The Company has classified as Level 3 the financial instruments whose fair values are obtained using valuation models that include observable inputs but also include certain unobservable inputs. For the Company, the unobservable input included in the valuation of its liability positions refers solely to the Company’s own credit risk, which was a significant input, considering the financial condition of the Company as of December 31, 2008. Therefore, the Company classified all the Over the Counter derivatives with a liability position as Level 3.

The table below includes a roll-forward of the balance sheet amounts for the years ended December 31, 2008 and 2009 for financial instruments classified by the Company within Level 3 of the valuation hierarchy. When a determination is made to classify a financial instrument within Level 3, it is due to the use of significant unobservable inputs. However, Level 3 financial instruments typically include, in addition to the unobservable or level 3 components, observable components (that is, components that are actively quoted and can be validated to external sources); accordingly, the gains and losses in the table below include changes in fair value due, in part, to observable factors that are part of the valuation methodology:

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (Continued)

Beginning balance	Ps.	25,556
Realized and unrealized loss	14,275,240
Net settlements (paid) received	(3,484,693)
Ending balance as of December 31, 2008	Ps.	10,816,103
Realized and unrealized loss	1,022,897
Net settlements (paid) received	(11,833,044)
Ending balance as of December 31, 2009	Ps.	5,956

The adoption of this statement did not change the Company’s previous accounting for financial assets and liabilities, but had an impact when the risk for non performance by the counterparty or credit risk was considered in the determination of the fair value of the derivative instruments. The fair values for the rest of the financial instruments are disclosed in Note 17-A.

M)        EFFECTS OF INFLATION OF FOREIGN SUBSIDIARIES

Due to the adoption of MFRS B-10 and MFRS B-15, the Company ceased the recognition of effects of inflation, except for foreign subsidiaries considered inflationary (Venezuela and Central America). Therefore, the Company ceased to qualify for the indexation accommodation under Item 17 c (2) iv, effective January 1, 2008. As a result, the Company is reconciling the effect of inflation for 2009 of foreign subsidiaries for U.S. GAAP purposes. Inflation effects generated during 2008 were not material.

In addition, the Company does not provide a reconciliation between reported amounts as of December 31, 2007 and amounts that would have been reported under U.S. GAAP in reliance on the accommodation provided by Form 20-F for this item.

U,S. GAAP considers an economy to be highly inflationary when cumulative three-year inflation exceeds 100%. The functional currency of an entity operating in a high inflationary economy must be the reporting currency.

Two different inflation indices exist for determining highly inflationary status in Venezuela: the Consumer Price Index (“CPI”) and the National Consumer Price Index (“NCPI”). The CPI, which only includes the metropolitan areas of Caracas and Maracaibo, has been available since 1984. The NCPI, which includes the entire country of Venezuela, has only been available since January 1, 2008. At its July 27, 2009 meeting, the International Practices Task Force (“IPTF”) concluded that either the CPI or a blended CPI/NCPI index is acceptable for determining the highly inflationary status of Venezuela. The IPTF concluded at that meeting, however, that once three years of data is available for the NCPI, the NCPI is the appropriate index to use because it is a broad-based measure of general inflation for the entire country of Venezuela.

The Company applies the blended CPI/NCPI, which reached cumulative three-year inflation in excess of 100% at November 30, 2009. As a result of the aforementioned, starting January 1, 2010, the Company’s Venezuelan subsidiaries are considered as highly inflationary for U.S. GAAP purposes.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (Continued)

N)           IMPAIRMENT OF LONG-LIVED ASSETS

MFRS follows a one-step impairment test by which the carrying amount of a long-lived asset (asset group) is compared with its recoverable amount. When the carrying amount exceeds the recoverable amount, the difference is accounted for as an impairment loss. See Note 2-L “Impairment of long-lived assets”.

U.S. GAAP requires a two-step impairment test and measurement model as follows:

1)              The carrying amount of the long-lived asset (asset group) is first compared with the undiscounted cash flows, and if the carrying amount is lower than the undiscounted cash flows, no impairment loss is recognized, although it may be necessary to review depreciation (or amortization) estimates and methods for the related long-lived asset (group of assets).

2)              If the carrying value is higher than the undiscounted cash flows, an impairment loss is measured as the difference between the carrying amount and fair value.

Although there are technical accounting differences between MFRS and U.S. GAAP for the recognition and measurement of impairment for long-lived assets, as described in the above paragraphs, due to specific facts and circumstances in respect of the impairments recognized by the Company, these technical differences do not normally result in reconciliation adjustments. As an example, even though MFRS requires the reduction of such fair value by the cost to sell the assets, the Company is not adjusting the fair value since it is consider that any incremental costs directly attributable to the disposal of these assets are immaterial.

O)           DERIVATIVE FINANCIAL INSTRUMENTS

The following summarizes 2009 net losses on the Company’s derivative financial instruments under U.S. GAAP and the classification of such net losses in the consolidated statements of operation:

	Classification of loss	2009
Commodity contracts	Comprehensive financing expense	Ps.	54,567
Commodity contracts	Cost of sales	78,987
Interest rate contracts	Comprehensive financing expense	23,982
Foreign exchange contracts	Comprehensive financing expense	1,001,145

		Ps.	1,158,681

The following summarizes the fair values under U.S. GAAP and the classification in the consolidated balance sheets of derivative financial instruments held by the Company as of December 31, 2009:

	Classification of derivative instruments	2009
Commodity contracts	Accounts receivable, net	Ps.	55,749
Interest rate contracts	Derivative financial instruments (as liabilities)	(5,956)
Commodity contracts	Derivative financial instruments (as liabilities)	(4,802)

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (Continued)

The following table summarizes the Company’s outstanding derivative agreements as of December 31, 2009:

	Notional amount (in units)	Maturity
Commodity contracts	1,710,000 Mmbtu	2010
Commodity contracts	9,765,000 gallons	2010
Commodity contracts	6,930,000 bushels	2010
Interest rate contracts	U.S.$20,000,000	2010

The Company’s objective and strategy for using derivative financial instruments is disclosed in Note 17-B. In addition, information regarding fair value of derivatives is disclosed in Note 21-L.

P)             SUPPLEMENTAL BALANCE SHEET INFORMATION

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

During 2007 the Company sold 27,835,900 shares from its investment in GFNorte. Under Mexican FRS, the Company recognized a net gain of Ps.847,175 from this sale in 2007. Considering the carrying value of the investment in GFNorte under U.S. GAAP, the net gain from this sale amounted to Ps.860,456.

During 2008 and 2009, the Company received dividends from GFNorte amounting to Ps. 83,446 and Ps.31,959, respectively.

Under both Mexican and U.S. GAAP, the Company recognized goodwill for the acquisition of GFNorte in 1992. Under U.S. GAAP, effective January 1, 2002, with the adoption of ASC 350, goodwill was no longer amortized. The amount of such remaining goodwill is Ps.38,690. Under Mexican FRS, goodwill was fully amortized by December 31, 2002.

Condensed financial information under Mexican Banking GAAP for GFNorte as of and for the years ended December 31 is as follows:

	Amounts in millions of Mexican pesos
	2008		2009
Cash and cash equivalents	Ps.	54,402	Ps.	59,268
Investment securities	239,173		226,492
Net loan portfolio	238,556		237,573
Property, furniture and equipment, net	8,429		8,622
Total assets	577,025		567,138
Deposits	260,769		274,908
Bank and other entity loans – current	26,048		13,406
Bank and other entity loans – non-current	10,635		7,562
Total liabilities	537,279		522,164
Controlling interest	37,802		41,366
Noncontrolling interest	1,944		3,608

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (Continued)

	Amounts in millions of Mexican pesos
	2007		2008		2009
Interest income	Ps.	40,585	Ps.	50,416	Ps.	45,451
Interest expense	(22,838)		(27,789)		(22,268)
Income before noncontrolling interest	7,136		7,387		6,190
Net income	6,810		7,014		5,854

•                  Other current assets:

Included within accounts receivable, net as of December 31, 2008 are benefits obtained through PROHARINA amounting to Ps.659,918, as mentioned in Note 2-H.

•                  Other current liabilities:

Included within accrued liabilities and other payables as of December 31, 2009 are employee-related liabilities of Ps.777,481.

•                  Computer software:

Depreciation expense for the years ended December 31, 2007, 2008 and 2009 amounted to Ps. 36,216, Ps. 27,587 and Ps.11,141, respectively, on capitalized computer software cost. Unamortized software costs included as of December 31, 2008 and 2009 totaled Ps. 26,230 and Ps.14,723.

•                  Capital leases:

As of December 31, 2009 the gross amount of assets recorded under capital leases totaled Ps.45,367 and correspond to transportation equipment. The accumulated depreciation of these capitalized leases as of December 31, 2009 amounted Ps.3,765.

During 2009, the Company entered in a sale-leaseback transaction with the production equipment in a wheat plant located in Mexico. The lease has a term of 4 years, with an early buy-out option in the third year and quarterly rental payments. As of December 31, 2009 the gross amount of this equipment recorded under this lease totaled Ps.125,946 and its accumulated depreciation amounted to Ps.8,431.

Future minimum lease payments under these leases amount to approximately Ps.119,424 as follows:

Year	Transportation Equipment		Production Equipment		Total
2010	Ps.	8,117	Ps.	9,941	Ps.	18,058
2011	14,513		11,149		25,662
2012	14,513		12,504		27,017
2013	7,099		41,588		48,687
	Ps.	44,242	Ps.	75,182	Ps.	119,424

•                  Other stockholders’ equity:

Included within retained earnings as of December 31, 2008 and 2009 are undistributed earnings of GFNorte amounting to Ps. 2,106,698 and Ps.2,334,178, respectively.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (Continued)

Q)           SUPPLEMENTAL INCOME STATEMENT INFORMATION

•                  Advertising costs:

Advertising costs, included in selling, general and administrative expenses, are expensed when the advertising first takes place. Advertising expense was Ps. 872,610, Ps. 989,251 and Ps.1,045,081 for the years ended December 31, 2007, 2008 and 2009, respectively. The Company had Ps. 25,240 and Ps.32,923 of prepaid advertising costs reported as prepaid expenses as of December 31, 2008 and 2009, respectively.

•                  Shipping and handling costs:

Shipping and handling costs are included in selling, general and administrative expenses and amounted to Ps. 1,975,231, Ps. 2,699,354 and Ps.2,551,899 for the years ended December 31, 2007, 2008 and 2009, respectively.

•                  Operating income:

Under U.S. GAAP, certain other income items included in the Mexican FRS financial statements of the Company, such as employees’ statutory profit sharing, amortization of other deferred costs, impairment loss on assets, and loss on sale of fixed assets would be included in the determination of operating income. For the years ended December 31, 2007, 2008 and 2009, these items amounted to Ps. 239,867, Ps. 117,398 and Ps.176,332, respectively.

•                  Consumer and trade sales promotion expenses

Under U.S. GAAP, the Company has classified certain consumer and trade sales promotion expenses, such as coupon redemption costs, cooperative advertising programs, new product introduction fees, feature price discounts and in-store display incentives as a reduction of revenue. For the years ended December 31, 2007, 2008 and 2009 these items amounted to Ps. 388,839, Ps. 411,857 and Ps.417,626, respectively.

R)            SUPPLEMENTAL CASH FLOW INFORMATION

Derived from the application of MFRS B-2 “Statement of Cash Flows”, effective starting January 1, 2008, the Company presents under Mexican FRS, as basic financial statements, the statements of cash flows for the year ending December 31, 2008 and 2009. Until December 31, 2007, under Mexican FRS, the Company presented a statement of changes in financial position that identify the sources and uses of resources based on the differences between beginning and ending consolidated financial statement balances in constant pesos.

Under U.S. GAAP, the Company has applied the provisions of ASC 230 — Statement of Cash Flows. The differences between the statement of cash flows under Mexican FRS and U.S. GAAP are mainly related with minor presentation reclassifications between the operating, investing and financing sections, as well as the recognition in operating, financing and investing activities of the U.S. GAAP adjustments. The following presents the statements of cash flows for the years ended December 31, 2007, 2008 and 2009, after considering the impact of U.S. GAAP adjustments in conformity with the AICPA SEC Regulations Committees’ International Practice Task Force recommendation.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (Continued)

	For the year ended December 31,
	2007		2008		2009
Operating activities:
Consolidated income (loss)	Ps.	2,226,241	Ps.	(11,264,937)	Ps.	2,259,666
Adjustments to reconcile net income to resources provided by operating activities:
Monetary position gain and restatement effects from companies in an inflationary environment	(558,500)		(147,213)		—
Depreciation and amortization	1,158,976		1,405,704		1,534,657
Impairment of long-lived assets	119,211		28,517		26,799
Allowance for doubtful accounts	42,336		79,539		85,818
Equity in earnings of associated companies	(688,950)		(565,166)		(624,795)
Seniority premium and other long-term accrued liabilities	21,263		55,796		61,070
Net gain from sale of subsidiaries’ shares	(75,718)		—		—
Net gain from sale of associated company’s shares	(860,456)		—		—
Loss from sale of fixed assets	49,847		11,315		94,384
Change in fair value of derivative financial instruments	52,442		14,519,050		1,079,695
Foreign exchange loss from bank loans	—		577,627		(767,801)
Deferred income taxes and employees’ statutory profit sharing	459,214		65,706		(216,424)
	1,945,906		4,765,938		3,533,069
Changes in working capital:
Accounts receivable, net	(654,980)		(1,766,736)		(154,815)
Inventories	(2,166,018)		(921,227)		275,771
Prepaid expenses	45,984		3,935		(141,855)
Trade accounts payable	498,656		(245,707)		201,000
Accrued liabilities and other payable	121,362		146,526		(71,715)
Income taxes and employees’ statutory profit sharing	31,776		(327,249)		495,587
	(2,123,220)		(3,110,458)		603,973
Net cash flows from operating activities	(177,314)		1,655,480		4,137,042

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (Continued)

	For the year ended December 31,
	2007		2008		2009
Investing activities:
Purchases of property, plant and equipment	(2,221,326)		(2,696,744)		(997,350)
Proceeds from sale of property, plant and equipment	192,972		27,880		126,333
Deferred assets	(16,487)		(60,198)		1,627
Acquisition of shares of associated company	—		(154,568)		—
Dividends received from associated company	79,200		83,446		31,959
Proceeds from sale of subsidiaries’ shares	167,420		—		—
Proceeds from sale of associated company’s shares	1,267,353		—		—
Trading investments	(44,389)		(101,829)		18,925
Other	16,260		(201,846)		115,573
Net cash flows from investing activities	(558,997)		(3,103,859)		(702,933)
Financing activities:
Proceeds from bank loans and long-term debt	4,552,391		6,912,197		11,603,048
Repayment of bank loans and long-term debt	(3,151,536)		(3,206,050)		(2,463,168)
Repayment of long-term note payable	(50,666)		—		—
Proceeds from stock issuance	—		2,111,060		—
Distributions by minority interest	(21,191)		—		(21,503)
Net purchases-sales of Company’s common stock	(365)		(11,561)		—
Payments of derivative financial instruments	—		(3,538,840)		(11,485,512)
Dividends paid	(627,264)		(62,953)		(175,255)
Other	(74,261)		(60,428)		(252,779)
Net cash flows from by financing activities	627,108		2,143,425		(2,795,169)
Effect of inflation on cash and cash equivalents	(46,503)		(26,291)		—
Net (decrease) increase in cash and cash equivalents	(155,706)		668,755		638,940
Exchange differences on cash and cash equivalents	—		174,741		(38,312)
Cash and cash equivalents at beginning of year	592,245		436,539		1,280,035
Cash and cash equivalents at end of year	Ps.	436,539	Ps.	1,280,035	Ps.	1,880,663

Non-cash activity:

During 2009, a capital lease obligation of Ps. 171,313 was incurred when the Company entered into a lease for equipment (Note 21-M).

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (Continued)

Net cash flow from operating activities reflects cash payments for interest and income taxes as follows:

	Years ended December 31,
	2007		2008		2009
Interest paid	Ps.	544,700	Ps.	781,225	Ps.	1,237,114
Income and asset taxes paid	687,819		660,589		596,954

For U.S. GAAP purposes, cash equivalents represent those highly liquid instruments purchased with an original maturity of three months or less.  Under Mexican FRS, cash equivalents are short term, highly liquid investments, which in certain cases their maturity exceeds three months; as a result, as of December 31, 2007, 2008 and 2009 the Company had revised Ps.44,389, Ps.101,829 and Ps.18,925, respectively, from cash equivalents to investing activities (trading investments) in the statement of cash flows under U.S. GAAP.

S)      COMPREHENSIVE INCOME

Comprehensive income for the majority interest is as follows:

	Years ended December 31,
	2007		2008		2009
Net income (loss) under U.S. GAAP	Ps.	2,107,762	Ps.	(11,778,940)	Ps.	1,545,565
Other comprehensive loss, net of taxes:
Deficit from restatement	(832,483)		—		—
Other transactions related to comprehensive income	—		—		(10,981)
Effect due on tax consolidation	—		—		(2,475)
Equity ownership from associated company	—		(18,924)		(201,139)
Derivative financial instruments	35,065		(131,699)		89,909
Labor obligations adjustments, net of income tax (a)	(20,499)		(23,627)		(4,549)
Foreign currency translation adjustments (b)	354,631		949,769		(438,536)
Comprehensive income (loss) under U.S. GAAP	Ps.	1,644,476	Ps.	(11,003,421)	Ps.	977,794

(a)          Excludes amortization of net cumulative losses, net transition liability and prior service cost, reported in net income.

(b)         Foreign currency translation adjustments are presented net of tax benefit of Ps.15,417 for the year ended December 31, 2007.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (Continued)

Comprehensive income for the noncontrolling interest is as follows:

	Years ended December 31,
	2007		2008		2009
Net income under U.S. GAAP	Ps.	118,479	Ps.	514,003	Ps.	714,101
Other comprehensive income, net of taxes:
Deficit from restatement	(12,957)		—		—
Other transactions related to comprehensive income	—		—		(10,522)
Equity ownership from associated company	—		(700)		—
Labor obligations adjustments, net of income tax	—		(5,627)		(799)
Foreign currency translation adjustments	(46,152)		393,643		(237,883)
Comprehensive income under U.S. GAAP	Ps.	59,370	Ps.	901,319	Ps.	464,897

The components of accumulated other comprehensive (loss) income were as follows as of December 31, 2008 and 2009:

	Foreign currency translation adjustments		Derivative financial instruments		Deficit from restatement		Labor obligations adjustments, net of income tax		Accumulated other comprehensive (loss) income

Balance at December 31, 2007	Ps.	1,013,876	Ps.	41,790	Ps.	(16,327,553)	Ps.	(33,172)	Ps.	(15,305,059)

Current period changes	949,769		(131,699)		16,327,553		(23,627)		17,121,996

Balance at December 31, 2008	1,963,645		(89,909)		—		(56,799)		1,816,937

Current period changes	(438,536)		89,909		—		(4,549)		(353,176)

Balance at December 31, 2009	Ps.	1,525,109	Ps.	—	Ps.	—	Ps.	(61,348)	Ps.	1,463,761

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (Continued)

T)            VALUATION AND QUALIFYING ACCOUNTS

The valuation and qualifying accounts are as follows:

Allowance for doubtful accounts:

For the year ended December 31,	Balance at beginning of year		Additions charged to costs and expenses		Deductions		Balance at year-end
2007	Ps.	215,100	Ps.	42,336	Ps.	(23,703)	Ps.	233,733
2008	233,733		79,539		(67,331)		245,941
2009	245,941		85,818		(23,222)		308,537

U)           CONDENSED FINANCIAL INFORMATION UNDER U.S. GAAP

Condensed consolidated balance sheets prepared on a U.S. GAAP basis as of December 31 are as follows:

	2008		2009
Total current assets	Ps.	16,699,126	Ps.	16,520,879
Property, plant and equipment	20,719,842		19,094,842
Total assets	44,324,382		42,808,031
Short-term debt	2,418,560		2,203,392
Total current liabilities	14,780,182		8,958,053
Long-term debt	11,728,068		20,039,868
Total liabilities	34,645,656		31,861,868
Noncontrolling interest (*)	3,761,926		4,051,569
Total stockholders’ equity (*)	9,678,726		10,946,163

(*) Due to recent changes in U.S. GAAP, starting January 1, 2009 noncontrolling interest is presented within stockholders’ equity and such change was retrospectively applied during 2008 for comparative purposes.

Condensed consolidated statements of income prepared on a U.S. GAAP basis for the years ended December 31 are as follows:

	2007		2008		2009
Net sales	Ps.	35,427,207	Ps.	44,381,012	Ps.	49,034,395
Gross profit	11,228,924		14,134,076		16,986,695
Operating income	1,655,824		3,171,353		4,020,016
Majority net income (loss)	2,107,762		(11,778,940)		1,545,565

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (Continued)

V)            RECENTLY ISSUED ACCOUNTING STANDARDS

Transfers and Servicing (ASC 860), Accounting for Transfers of Financial Assets (ASU 2009-16)

The FASB issued ASU 2009-16 in December 2009. This standard became effective for the Company on January 1, 2010. ASU 2009-16 changes how companies account for transfers of financial assets and eliminates the concept of qualifying special-purpose entities. Adoption of the guidance is not expected to have an impact on the Company’s results of operations or financial position.

Consolidation (ASC 810), Improvements to Financial Reporting by Enterprises Involved With Variable Interest Entities (ASU 2009-17)

The FASB issued ASU 2009-17 in December 2009. This standard became effective for the Company January 1, 2010. ASU 2009-17 requires the enterprise to qualitatively assess if it is the primary beneficiary of a variable-interest entity (VIE), and, if so, the VIE must be consolidated. Adoption of the standard is not expected to have a material impact on the Company’s results of operations or financial position.

Fair Value Measurements and Disclosures (ASC 820), Improving Disclosures about Fair Value Measurements (ASU 2010-06)

The FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures” in January 2010. This update provides amendments to Subtopic 820-10 related to new disclosures and clarification of existing disclosures. This ASU should be effective for annual and interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity between purchases, sales, issuances, and settlements on a gross basis. That requirement is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Adoption of the standard is not expected to have a material impact on the Company’s results of operations or financial position.

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Grupo Financiero Banorte, S.A.B. de C.V. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Grupo Financiero Banorte, S.A.B. de C.V. and Subsidiaries (the “Financial Group”) as of December 31, 2009 and 2008, and the related consolidated statements of income and changes in stockholders’ equity for each of the three years in the period ended December 31, 2009, of cash flows for the year ended December 31, 2009, and of changes in financial position for the years ended December 31, 2008 and 2007. These consolidated financial statements are the responsibility of the Financial Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

Note 1 to the financial statements describes the Financial Group’s operations. Note 4 describes the accounting criteria established by the Commission in the “General Provisions Applicable to Banking Institutions”, which the Financial Group adheres to for the preparation of its financial information, as well as the modifications to such accounting criteria that became effective during 2009, some of which were applied prospectively, affecting the comparability with the 2008 figures.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Grupo Financiero Banorte, S. A.B. de C. V. and Subsidiaries as of December 31, 2009 and 2008, and the results of their operations and changes in their stockholders’ equity for each of the three years in the period ended December 31, 2009, their cash flows for the year ended December 31, 2009 and changes in their financial position for the years ended December 31, 2008 and 2007, in conformity with the accounting practices prescribed by the Mexican National Banking and Securities Commission.

Accounting practices prescribed by the Commission vary in certain significant respects from Mexican Financial Reporting Standards. The application of the latter would have affected the determination of stockholders’ equity and net income as of and for the years ended December 31, 2009 and 2008, to the extent summarized in Note 37.

Accounting practices prescribed by the Commission vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of stockholders’ equity as of December 31, 2009 and 2008 and net income for each of the three years in the period ended December 31, 2009, to the extent summarized in Note 38.

As disclosed in Note 38 to the accompanying consolidated financial statements, in January 2009 the Financial Group adopted the recognition and disclosure provision of the Financial Accounting Standards Board’s Accounting Standards Codification 810-10 (SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51).

The accompanying consolidated financial statements have been translated into English for the convenience of users.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu

C.P.C. Carlos A. García Cardoso

Monterrey, N.L., México

February 19, 2010

March 29, 2010 as to Note 37

May 7, 2010 as to Note 38

GRUPO FINANCIERO BANORTE, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2009 AND 2008

(In million of Mexican pesos)

ASSETS	2009	2008
CASH AND CASH EQUIVALENTS	Ps.	59,268	Ps.	54,396

MARGIN SECURITIES	18	6

INVESTMENTS IN SECURITIES
Trading securities	24,459	6,076
Available for sale securities	11,701	11,480
Held to maturity securities	190,332	221,617
226,492	239,173

DEBTOR BALANCES UNDER REPURCHASE AND RESALE AGREEMENTS	4	149

DERIVATIVE FINANCIAL INSTRUMENTS
For trading purposes	4,824	5,325
For hedging purposes	1,056	2,843
5,880	8,168

PERFORMING LOAN PORTFOLIO
Commercial loans
Business loans	117,237	126,798
Financial Institutions’ Loans	7,131	10,860
Government loans	38,993	26,989
Consumer loans	25,712	29,369
Mortgage loans	49,881	46,282
TOTAL PERFORMING LOAN PORTFOLIO	238,954	240,298

PAST-DUE LOAN PORTFOLIO
Commercial loans
Business loans	3,163	1,703
Consumer loans	1,942	2,499
Mortgage loans	1,049	746
TOTAL PAST-DUE LOAN PORTFOLIO	6,154	4,948

LOAN PORTFOLIO	245,108	245,246
(Minus) Allowance for loan losses	(7,535)	(6,690)
LOAN PORTFOLIO, net	237,573	238,556
ACQUIRED COLLECTION RIGHTS	2,548	3,049

TOTAL LOAN PORTFOLIO, net	240,121	241,605

RECEIVABLES GENERATED BY SECURITIZATIONS	432	796
OTHER ACCOUNTS RECEIVABLE, net	11,324	9,514
MERCHANDISE INVENTORY	119	165
FORECLOSED ASSETS, net	928	863
PROPERTY, FURNITURE AND FIXTURES, net	8,622	8,429
PERMANENT STOCK INVESTMENTS	3,036	2,559
DEFERRED TAXES, net	1,411	471

OTHER ASSETS
Other assets, deferred charges and intangible assets	9,483	10,731

TOTAL ASSETS	Ps.	567,138	Ps.	577,025

MEMORANDUM ACCOUNTS (Note 33)

These balance sheets, consolidated with those of the financial entities and other companies that form part of the Financial Group and are susceptible to consolidation, were prepared according to accounting principles applicable to Financial Service Holding Companies issued by the Mexican National Banking and Securities Commission according to article 30 of the Law of Financial Institutions.  Such principles are consistently applied in the financial statements, which are presented according to sound practices and applicable legal and administrative provisions and reflect all the operations conducted by the Financial Group, its financial service subsidiaries and the other companies that form part of the Financial Group and are consolidated as of the balance sheet dates above. The stockholders’ equity amounts to Ps. 7,000 (nominal value).

The accompanying Consolidated Balance Sheets have been approved by the Board of Directors in accordance with the responsibility assigned to them. The attached notes are an integral part of these consolidated balance sheets.

LIABILITIES	2009		2008
DEPOSITS
Demand deposits	Ps.	137,581	Ps.	128,350
Time deposits
General public	134,141		118,740
Money market	3,186		13,679
	274,908		260,769

INTERBANK AND OTHER LOANS
Demand loans	21		1,245
Short-term loans	13,385		24,803
Long-term loans	7,562		10,635
	20,968		36,683

ASSIGNED SECURITIES TO PAY OFF	159		—

CREDITOR BALANCES UNDER REPURCHASE AND RESALE AGREEMENTS	185,480		192,727

COLLATERAL SOLD OR PLEDGED
Repurchase or resale agreements (creditor balance)	2		2

DERIVATIVE FINANCIAL INSTRUMENTS
For trading purposes	4,553		5,269
For hedging purposes	3,822		5,477
	8,375		10,746

OTHER ACCOUNTS PAYABLE
Income tax	617		374
Employee profit sharing	676		898
Creditors from settlements of transactions	2,224		2,405
Sundry debtors and other payables	8,968		10,716
	12,485		14,393

SUBORDINATED DEBENTURES	18,168		20,613
DEFERRED CREDITS AND ADVANCED COLLECTIONS	1,619		1,346

TOTAL LIABILITIES	522,164		537,279

STOCKHOLDERS’ EQUITY

PAID-IN CAPITAL
Common stock	11,956		11,941
Additional paid-in capital	1,525		1,468
	13,481		13,409

OTHER CAPITAL
Capital reserves	3,154		2,720
Retained earnings from prior years	20,681		16,935
Result from valuation of securities available for sale	206		(550)
Result from valuation of instruments for cash flow hedging	(1,369)		—
Cumulative foreign currency translation adjustment	(641)		1,095
Effect of holding non-monetary assets	—		(2,821)
Net income	5,854		7,014
	27,885		24,393
NONCONTROLLING INTEREST	3,608		1,944
TOTAL STOCKHOLDERS’ EQUITY	44,974		39,746

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	Ps.	567,138	Ps.	577,025

Dr. Alejandro Valenzuela del Río Chief Executive Officer		Ing. Sergio García Robles Gil Managing Director - CFO

C.P. Román Martínez Méndez Managing Director - Audit	Lic. Jorge Eduardo Vega Camargo Executive Director Controller	C.P.C. Nora Elia Cantú Suárez Executive Director Accounting and Tax

GRUPO FINANCIERO BANORTE, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(In million of Mexican pesos)

	2009		2008		2007
Interest income	Ps.	45,451	Ps.	50,417	Ps.	40,585
Interest expense	(22,268)		(27,789)		(22,838)
Monetary position loss, net	—		—		(363)
NET INTEREST INCOME	23,183		22,628		17,384

Provision for loan losses	(8,286)		(6,896)		(2,646)
NET INTEREST INCOME AFTER ALLOWANCE FOR LOAN LOSSES	14,897		15,732		14,738

Commission and fee income	8,291		8,535		7,693
Commission and fee expense	(1,338)		(1,208)		(1,086)
Brokerage revenues	1,244		1,039		1,292
Other revenues	980		746		303
	9,177		9,112		8,202
NET OPERATING REVENUES	24,074		24,844		22,940

Administrative and promotional expenses	(17,024)		(16,687)		(15,294)
OPERATING INCOME	7,050		8,157		7,646

Other income	2,438		2,997		2,096
Other expenses	(1,566)		(1,523)		(532)
	872		1,474		1,564
INCOME BEFORE INCOME TAX	7,922		9,631		9,210

Current income tax	(2,581)		(2,765)		(2,918)
Deferred income taxes, net	536		245		487
	(2,045)		(2,520)		(2,431)

INCOME BEFORE EQUITY IN EARNINGS OF UNCONSOLIDATED SUBSIDIARIES AND ASSOCIATED COMPANIES	5,877		7,111		6,779

Equity in earnings of unconsolidated subsidiaries and associated companies	313		276		357

INCOME BEFORE NONCONTROLLING INTEREST	6,190		7,387		7,136

Noncontrolling interest	(336)		(373)		(326)

NET INCOME	Ps.	5,854	Ps.	7,014	Ps.	6,810

These income statements, consolidated with those of the financial entities and other companies that form part of the Financial Group and are susceptible to consolidation, were prepared according to accounting principles applicable to Financial Service Holding Companies issued by the Mexican National Banking and Securities Commission according to article 30 of the Law of Financial Institutions.  Such principles are consistently applied in the financial statements, which are presented according to sound practices and applicable legal and administrative provisions and reflect all the operations conducted by the Financial Group, its financial service subsidiaries and the other companies that form part of the Financial Group and are consolidated as of the income statement dates above.

The accompanying Consolidated Statements of Income have been approved by the Board of Directors in accordance with the responsibility assigned to them.

The attached notes are an integral part of these consolidated statements of income.

Dr. Alejandro Valenzuela del Río Chief Executive Officer		Ing. Sergio García Robles Gil Managing Director - CFO

C.P. Román Martínez Méndez Managing Director - Audit	Lic. Jorge Eduardo Vega Camargo Executive Director Controller	C.P.C. Nora Elia Cantú Suárez Executive Director Accounting and Tax

GRUPO FINANCIERO BANORTE, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(In million of Mexican pesos)

PAID-IN CAPITAL	OTHER CAPITAL
Common stock	Additional paid-in capital	Capital reserves	Retained earnings from prior years	Result from valuation of available for sale securities	Result from valuation of cash flow hedging instruments
Balances, January 1, 2007	Ps.	12,020	Ps.	1,862	Ps.	2,140	Ps.	16,417	Ps.	—	Ps.	—
TRANSACTIONS APPROVED BY STOCKHOLDERS
Issuance (repurchase of shares)	(55)	(590)	6	—	—	—
Transfer of prior year’s result	—	—	—	6,255	—	—
Creation of reserves as per General Stockholders’ meeting on March 30, 2007	—	—	306	(306)	—	—
Dividend declared at the General Stockholders’ meeting on October 3, 2007	—	—	—	(917)	—	—
Total transactions approved by stockholders	(55)	(590)	312	5,032	—	—
COMPREHENSIVE INCOME
Net income	—	—	—	—	—	—
Effect of holding non-monetary assets	—	—	—	—	—	—
Changes in accounting principles	—	—	—	(70)	—	—
Change in credit card loan rating criterion	—	—	—	(100)	—	—
Total comprehensive income	—	—	—	(170)	—	—
Noncontrolling interest	—	—	—	—	—	—
Balances, December 31, 2007	11,965	1,272	2,452	21,279	—	—
TRANSACTIONS APPROVED BY STOCKHOLDERS
Issuance (repurchase) of shares	(24)	199	(72)	—	—	—
Transfer of prior year’s result	—	—	—	6,810	—	—
Creation of reserves as per General Stockholders’ meeting on April 29, 2008	—	—	340	(340)	—	—
Dividend declared at the General Stockholders’ meeting on October 6, 2008	—	—	—	(949)	—	—
Total transactions approved by stockholders	(24)	199	268	5,521	—	—
COMPREHENSIVE INCOME
Net income	—	—	—	—	—	—
Effect of subsidiaries	—	(3)	—	(30)	(550)	—
Result from valuation of cash flow hedging instruments	—	—	—	—	—	—
Changes in accounting principles (NIF B-10)	—	—	—	(9,835)	—	—
Total comprehensive income	—	(3)	—	(9,865)	(550)	—
Noncontrolling interest	—	—	—	—	—	—
Balances, December 31, 2008	11,941	1,468	2,720	16,935	(550)	—
TRANSACTIONS APPROVED BY STOCKHOLDERS
Issuance (repurchase) of shares	15	(328)	83	—	(221)	—
Transfer of prior year’s result	—	—	—	7,014	—	—
Effect of the acquisition of the remaining 30% of the subsidiary INB	—	—	—	—	—	—
Creation of reserves as per General Stockholders’ meeting on April 30, 2009	—	—	351	(351)	—	—
Dividend declared at the General Stockholders’ meeting on October 5, 2009	—	—	—	(364)	—	—
Total transactions approved by stockholders	15	(328)	434	6,299	(221)	—
COMPREHENSIVE INCOME
Net income	—	—	—	—	—	—
Result from valuation of available for sale securities	—	—	—	—	592	—
Effect of subsidiaries, affiliates and mutual funds	—	(5)	—	(47)	—	—
Result from valuation of cash flow hedging instruments	—	—	—	—	—	209
Application of the effect of holding non-monetary assets	—	(4)	—	(1,640)	385	(1,578)
Change in credit card loan rating methodology (net of deferred taxes)	—	—	—	(683)	—	—
Total comprehensive income	—	(9)	—	(2,370)	977	(1,369)
Noncontrolling interest	—	394	—	(183)	—	—
Balances, December 31, 2009	Ps.	11,956	Ps.	1,525	Ps.	3,154	Ps.	20,681	Ps.	206	Ps.	(1,369)

These statements of changes in stockholder’s equity, consolidated with those of the financial entities and other companies that form part of the Financial Group and are susceptible to consolidation, were prepared according to accounting principles applicable to Financial Service Holding Companies issued by the Mexican National Banking and Securities Commission according to article 30 of the Law of Financial Institutions. Such principles are consistently applied in the financial statements, which are presented according to sound practices and applicable legal and administrative provisions and reflect all the operations conducted by the Financial Group, its financial service subsidiaries and the other companies that form part of the Financial Group and are consolidated as of the dates above. These consolidated statements of changes in stockholder’s equity were approved by the Board of Directors in accordance with the responsibility assigned to them.  The attached notes are an integral part of these consolidated statements of changes in stockholders’ equity.

OTHER CAPITAL
Cumulative foreign currency translation adjustment	Insufficiency in restated stockholders’ equity	Effect of holding non- monetary assets	Net income	Total majority interest	Noncontrol- ling interest	Total stockholders’ equity
Balances, January 1, 2007	Ps.	—	Ps.	(6,380)	Ps.	(5,734)	Ps.	6,255	Ps.	26,580	Ps.	1,446	Ps.	28,026
TRANSACTIONS APPROVED BY STOCKHOLDERS
Issuance (repurchase of shares)	—	—	—	—	(639)	—	(639)
Transfer of prior year’s result	—	—	—	(6,255)	—	—	—
Creation of reserves as per General Stockholders’ meeting on March 30, 2007	—	—	—	—	—	—	—
Dividend declared at the General Stockholders’ meeting on October 3, 2007	—	—	—	—	(917)	—	(917)
Total transactions approved by stockholders	—	—	—	(6,255)	(1,556)	—	(1,556)
COMPREHENSIVE INCOME
Net income	—	—	—	6,810	6,810	—	6,810
Effect of holding non-monetary assets	—	—	147	—	147	—	147
Changes in accounting principles	—	—	578	—	508	15	523
Change in credit card loan rating criterion	—	—	—	—	(100)	—	(100)
Total comprehensive income	—	—	725	6,810	7,365	15	7,380
Noncontrolling interest	—	—	—	—	—	206	206
Balances, December 31, 2007	—	(6,380)	(5,009)	6,810	32,389	1,667	34,056
TRANSACTIONS APPROVED BY STOCKHOLDERS
Issuance (repurchase) of shares	—	—	—	—	103	—	103
Transfer of prior year’s result	—	—	—	(6,810)	—	—	—
Creation of reserves as per General Stockholders’ meeting on April 29, 2008	—	—	—	—	—	—	—
Dividend declared at the General Stockholders’ meeting on October 6, 2008	—	—	—	—	(949)	—	(949)
Total transactions approved by stockholders	—	—	—	(6,810)	(846)	—	(846)
COMPREHENSIVE INCOME
Net income	—	—	—	7,014	7,014	—	7,014
Effect of subsidiaries	1,095	—	—	—	512	—	512
Result from valuation of cash flow hedging instruments	—	—	(1,267)	—	(1,267)	—	(1,267)
Changes in accounting principles (NIF B-10)	—	6,380	3,455	—	—	—	—
Total comprehensive income	1,095	6,380	2,188	7,014	6,259	—	6,259
Noncontrolling interest	—	—	—	—	—	277	277
Balances, December 31, 2008	1,095	—	(2,821)	7,014	37,802	1,944	39,746
TRANSACTIONS APPROVED BY STOCKHOLDERS
Issuance (repurchase) of shares	—	—	—	—	(451)	—	(451)
Transfer of prior year’s result	—	—	—	(7,014)	—	—	—
Effect of the acquisition of the remaining 30% of the subsidiary INB	(1,698)	—	—	—	(1,698)	—	(1,698)
Creation of reserves as per General Stockholders’ meeting on April 30, 2009	—	—	—	—	—	—	—
Dividend declared at the General Stockholders’ meeting on October 5, 2009	—	—	—	—	(364)	—	(364)
Total transactions approved by stockholders	(1,698)	—	—	(7,014)	(2,513)	—	(2,513)
COMPREHENSIVE INCOME
Net income	—	—	—	5,854	5,854	—	5,854
Result from valuation of available for sale securities	—	—	—	—	592	—	592
Effect of subsidiaries, affiliates and mutual funds	(54)	—	—	—	(106)	—	(106)
Result from valuation of cash flow hedging instruments	—	—	—	—	209	—	209
Application of the effect of holding non-monetary assets	16	—	2,821	—	—	—	—
Change in credit card loan rating methodology (net of deferred taxes)	—	—	—	—	(683)	—	(683)
Total comprehensive income	(38)	—	2,821	5,854	5,866	—	5,866
Noncontrolling interest	—	—	—	—	211	1,664	1,875
Balances, December 31, 2009	Ps.	(641)	Ps.	—	Ps.	—	Ps.	5,854	Ps.	41,366	Ps.	3,608	Ps.	44,974

Dr. Alejandro Valenzuela del Río Chief Executive Officer		Ing. Sergio García Robles Gil Managing Director - CFO

C.P. Román Martínez Méndez Managing Director - Audit	Lic. Jorge Eduardo Vega Camargo Executive Director Controller	C.P.C. Nora Elia Cantú Suárez Executive Director Accounting and Tax

GRUPO FINANCIERO BANORTE, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2009

(In million of Mexican pesos)

Net Income
	Ps.	5,854
Items not requiring (generating) resources:
Provision for loan losses	8,286
Provision for uncollectible or doubtful accounts receivable	182
Depreciation and amortization	954
Other provisions	(1,786)
Current and deferred income tax	2,045
Equity in earnings of unconsolidated subsidiaries and associated companies	(313)
	15,222

OPERATING ACTIVITIES:
Changes in margin securities	(11)
Changes in investments in securities	12,312
Changes in debtor balances under repurchase and resale agreements	144
Changes in asset position of derivative financial instruments	501
Change in loan portfolio	(8,167)
Changes in acquired loan portfolios	502
Changes in securitization transaction receivables	364
Change in foreclosed assets	(94)
Change in other operating assets	(969)
Change in deposits	15,344
Change in interbank and other loans	(15,644)
Change in creditor balances under repurchase and sale agreements	(7,088)
Change in liability position of derivative financial instruments	(717)
Change in subordinated debentures	(2,481)
Change in other operating liabilities	(2,365)
Change in hedging instruments related to operations	133
Net operating activity cash flows	6,986

INVESTING ACTIVITIES:
Proceeds on disposal of property, furniture and fixtures	259
Acquisition of property, furniture and fixtures	(1,447)
Acquisition of subsidiaries and associated companies	(183)
Sale of other permanent investments	1
Acquisition of other permanent investments	(1)
Dividends received	135
Net investing activity cash flows	(1,236)

FINANCING ACTIVITIES:
Dividends paid	(364)
Repurchase of shares	(451)
Net financing activity cash flows	(815)

Net increase in cash and cash equivalents	4,935
Adjustments to cash flows from variation in the foreign exchange rate	(63)
Cash and cash equivalents at the beginning of the year	54,396
Cash and cash equivalents at the end of the year	Ps.	59,268

This statement of cash flows, consolidated with those of the financial entities and other companies that form part of the Financial Group and are susceptible to consolidation, was prepared according to accounting principles applicable to Financial Service Holding Companies issued by the Mexican National Banking and Securities Commission according to Article 30 of the Law of Financial Institutions.  Such principles are consistently applied in the financial statements, which are presented according to sound practices and applicable legal and administrative provisions and reflect all the operations conducted by the Financial Group, its financial service subsidiaries and the other companies that form part of the Financial Group and are consolidated as of the dates above. The accompanying Consolidated Statement of Cash Flows has been approved by the Board of Directors in accordance with the responsibility assigned to them. The attached notes are an integral part of this consolidated statement of cash flows.

Dr. Alejandro Valenzuela del Río Chief Executive Officer		Ing. Sergio García Robles Gil Managing Director - CFO

C.P. Román Martínez Méndez Managing Director - Audit	Lic. Jorge Eduardo Vega Camargo Executive Director Controller	C.P.C. Nora Elia Cantú Suárez Executive Director Accounting and Tax

GRUPO FINANCIERO BANORTE, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(In million of Mexican pesos)

	2008		2007
OPERATING ACTIVITIES:
Net Income	Ps.	7,014	Ps.	6,810

Items not requiring (generating) resources:

Fair value adjustments of financial instruments	(268)		(192)
Provision for loan losses	6,896		2,646
Depreciation and amortization	1,099		980
Deferred taxes	(245)		(487)
Provisions for other obligations	24		2,433
Noncontrolling interest	373		326
Equity in earnings of subsidiaries and associated companies	(276)		(357)
	14,617		12,159

Changes in operating accounts:
Increase in deposits	57,462		27,447
Increase in loan portfolio	(52,095)		(51,124)
Increase from treasury transactions	(220,239)		10,171
Decrease in transactions with securities or derivative financial instruments	194,552		(2,370)
Increase in bank and other loans	13,960		5,233
Increase in deferred taxes	(12)		(65)
Net resources generated by operating activities	8,245		1,451

FINANCING ACTIVITIES:
Increase (decrease) in subordinated debentures	10,403		(1,551)
Issuance of shares	103		(639)
Increase in other payables	1,269		(418)
Dividends paid	(949)		(917)
Net resources generated by financing activities	10,826		3,525

INVESTING ACTIVITIES:
Acquisition of property, furniture and fixtures, net	(1,308)		(1,961)
Increase in permanent stock investments	(644)		353
Increase in deferred charges and credits	(1,958)		(388)
Increase in foreclosed assets	(478)		(6)
Increase in other accounts receivable	(1,897)		632
Net resources used in investing activities	(6,285)		(1,370)

Net increase in cash and cash equivalents	12,786		(3,444)
Cash and cash equivalents available at the beginning of the year	41,610		45,054
Cash and cash equivalents available at the end of the year	Ps.	54,396	Ps.	41,610

This statement of changes in financial position, consolidated with those of the financial entities and other companies that form part of the Financial Group and are susceptible to consolidation, was prepared according to accounting principles applicable to Financial Service Holding Companies issued by the Mexican National Banking and Securities Commission according to Article 30 of the Law of Financial Institutions.  Such principles are consistently applied in the financial statements, which are presented according to sound practices and applicable legal and administrative provisions and reflect all the operations conducted by the Financial Group, its financial service subsidiaries and the other companies that form part of the Financial Group and are consolidated as of the dates above.

The accompanying Consolidated Statement of Changes in Financial Position has been approved by the Board of Directors in accordance with the responsibility assigned to them.

The attached notes are an integral part of this consolidated statement of changes in financial position.

Dr. Alejandro Valenzuela del Río Chief Executive Officer		Ing. Sergio García Robles Gil Managing Director - CFO

C.P. Román Martínez Méndez Managing Director - Audit	Lic. Jorge Eduardo Vega Camargo Executive Director Controller	C.P.C. Nora Elia Cantú Suárez Executive Director Accounting and Tax

GRUPO FINANCIERO BANORTE, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(In million of Mexican pesos, except exchange rates)

1 — ACTIVITY AND REGULATORY ENVIRONMENT

Grupo Financiero Banorte, S.A.B. de C.V. (the Financial Group) is authorized by Mexico’s Ministry of Finance and Public Credit (SHCP) to operate as a holding company under the form and terms established by the Mexican Financial Group Law, subject to the supervision and monitoring of the Mexican National Banking and Securities Commission (the Commission). Its main activities consist of acquiring and managing entities engaged in the financial services industry and supervising their activities, as defined in the above-mentioned law. The Financial Group and its subsidiaries are regulated, depending on their activities, by the Commission, the Mexican National Insurance and Bond Commission, the Mexican National Retirement Savings Systems Commission (the Commissions), the Mexican Central Bank (Banco de México) and other applicable laws and regulations.

The main activity of the Financial Group’s subsidiaries is to carry out financial transactions that include the rendering of full-banking services, securities brokerage activities, management of retirement funds, leasing, the purchase and sale of uncollected invoices and notes, rendering of general warehousing services, annuities (pensions) and providing life and casualty insurance.

Per legal requirements, the Group has unlimited liability for the obligations assumed and losses incurred by each of its subsidiaries.

The powers of the Commission in their capacity as regulator of the Financial Group and its subsidiaries include reviewing the financial information and requesting modifications to such information.

The Financial Group’s consolidated financial statements have been approved by the Board of Directors at their January 28, 2010 meeting in accordance with the responsibility assigned to them.

2 — SIGNIFICANT EVENTS DURING THE YEAR

a.          Prepayment of Subordinated Debentures

On February 17, 2009 Banco Mercantil del Norte, S. A. (Banorte) exercised the prepayment option on its USD 300 million non-convertible subordinated debentures issued in 2004 scheduled to mature in 2014, which were registered on the Luxembourg Stock Exchange. This subordinated debt was issued in February 2004 with a 10-year term and included a prepayment option as of the fifth year.

b.          Merger of Créditos Pronegocio, S.A. de C.V. (Pronegocio)

At the Extraordinary Stockholders’ Meeting held on April 30, 2009, the merger of Banorte, as the merging entity, and Pronegocio (subsidiary of the Financial Group), as the merged entity, was approved.  The final merger agreement was executed on August 31, 2009, after having received the corresponding authorizations by the regulating authorities. Said merger was completed in September 2009.

c.          Acquisition of the remaining 30% of INB

On April 1, 2009, Banorte announced the completion of the purchase transaction of the remaining 30% of the shares of INB Financial Corp. (“INB”), holding company of “Inter National Bank” based in Texas in the United States of America. This acquisition concludes the original plan established in January 2006, when Banorte acquired 70% of Inter National Bank’s shares through its subsidiary Banorte USA Corporation, which held that percentage from December 31, 2008 until April 1, 2009. The cost of acquiring the remaining 30% was USD 146.6 million, which Banorte covered using its own resources. This acquisition did not impact Banorte’s regulatory capitalization ratio. The effect of this transaction is reflected in the Financial Group’s statement of changes in stockholders’ equity.

d.          Issuance of subordinated debentures

In March 2009, Banorte issued subordinated debentures to strengthen its regulatory capital. The issuance of Ps. 2,200 in preferred non-convertible subordinated debentures (BANORTE 09) with a 10-year maturity will pay an interest rate equivalent to the 28-day Interbank Equilibrium Interest Rate (TIIE) + 2%. Moody’s rated the securities with Aaa.mx and Fitch with AA (mex).

e.          International Finance Corporation’s (IFC) Investment in Banorte

Banorte’s Extraordinary Stockholders’ Meeting held on October 23, 2009 approved both an increase in its ordinary stockholders’ equity and a modification to its corporate bylaws to complete the IFC’s investment of up to USD 150 million in Banorte’s capital. The investment was finalized in November 2009 by providing the IFC 3,370,657,357 ordinary nominative “O” Series shares with a nominal value of Ps. 0.10 (ten cents). The IFC settled this operation with USD 82.3 million in cash and the capitalization of a credit of USD 67.7 million. Banorte, the IFC and the Financial Group celebrated a series of agreements that obligate the IFC to maintain its participation in Banorte for at least five years. After five years the IFC could sell its participation to the Financial Group, which would be obligated to purchase it either by exchanging it with shares of the Financial Group or paying it in cash, depending on the Financial Group’s choice and convenience.

f.            Afore Banorte Generali, S. A. de C. V. asset acquisitions (AFORE Banorte)

In June 2009, AFORE Banorte acquired the retirement fund management and investment business from AFORE IXE for Ps. 258. This transaction involved transferring a portfolio of 312,489 clients, which represents Ps. 5,447 in managed assets.

Furthermore, in August 2009, AFORE Banorte acquired AFORE Ahorra Ahora’s management rights over a portfolio of 367,660 clients, which represents Ps. 1,138 in managed assets. The amount paid for this operation was Ps. 19.

Additionally, in December 2009, AFORE Banorte acquired AFORE Argos’ management rights over a portfolio of over 22 thousand clients, which represents managed assets of approximately Ps. 600. The acquisition cost was Ps. 17.

These operations were approved by the respective Boards of Directors, Government Board of the Mexican National Commission for the Retirement Savings System and the Federal Competition Commission.

These acquisitions position AFORE Banorte as the fourth largest Afore in Mexico, in terms of number of affiliates.

3 — BASIS OF PRESENTATION

Monetary unit of the financial statements

The financial statements and notes as of December 31, 2009 and 2008 and for the years then ended include balances and transactions in Mexican pesos of purchasing power of such dates.

Consolidation of financial statements

The accompanying consolidated financial statements include those of the Financial Group and its subsidiaries mentioned below. All significant intercompany balances and transactions have been eliminated in consolidation.

As of December 31, 2009 and 2008, the Financial Group’s consolidated subsidiaries and its equity ownership is as follows:

	2009	2008
Banco Mercantil del Norte, S.A. and subsidiaries	92.72%	97.06%
Casa de Bolsa Banorte, S.A. de C.V.	99.99%	99.99%
Arrendadora y Factor Banorte, S.A. de C.V.	99.99%	99.99%
Almacenadora Banorte, S.A. de C.V.	99.99%	99.99%

Conversion of Financial Statements of Banorte USA, Corporation and Subsidiaries (indirect foreign subsidiary)

In order to consolidate the financial statements of Banorte USA, they are first adjusted in the recording and functional currency (U.S. dollar) to conform to the accounting criteria established by the Commission. The financial statements are then converted to Mexican pesos according to the following methodology:

Foreign operations whose recording and functional currency are one and the same convert their financial statements using the following exchange rates: a) year-end rate for assets and liabilities, b) historical rate for stockholders’ equity, and c) weighted average rate of the period for income, costs and expenses. The conversion effects are presented in the Financial Group’s stockholders’ equity.

Comprehensive Income

This is the change in stockholders’ equity during the year, for items other than distributions and activity in contributed common stock, and is comprised of the net income of the year, plus other comprehensive income (loss) items of the same period, which are presented directly in stockholders’ equity without affecting the consolidated statements of income, in accordance with the accounting practices established by the Commission. In 2009, 2008 and 2007, comprehensive income includes the net income of the year, the result from valuation of available for sale securities, the effect of subsidiaries, the effect of acquiring the remaining 30% of INB, the result from valuation of cash flow hedging instruments and the change in credit card loan rating methodology.

4 — SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Financial Group are in conformity with practices prescribed by the Commission through issued accounting standards and other applicable laws, which require Management to make certain estimates and use certain assumptions to determine the valuation of certain items included in the consolidated financial statements and make the required disclosures therein. Even though they may differ in their final effect, Management considers the estimates and assumptions to have been adequate under the current circumstances.

Pursuant to accounting Circular A-1, “Basic Scheme of the Set of Accounting Criteria Applicable to Banking Institutions”, prescribed by the Commission, the Institutions’ accounting will adhere to Mexican Financial Reporting Standards (NIF), defined by the Mexican Board for Research and Development of Financial Reporting Standards (CINIF), except when the Commission deems it necessary to apply a specific accounting standard or Circular, considering the fact that financial institutions perform specialized operations.

Changes in accounting policies

On September 1, 2008, the Commission issued a resolution that modifies the “General Provisions Applicable to Banking Institutions” thereby replacing accounting Circular C-1, “Recording and Cancellation of Financial Assets”, and C-2, “Securitization Operations”, and adding accounting Circular C-5, “Consolidation of Special Purpose Entities.” These provisions went into effect on January 1, 2009.

Additionally, on April 27, 2009, the Commission issued a resolution that modifies the “General Provisions Applicable to Banking Institutions” thereby updating all accounting criteria. These provisions went into effect on April 28, 2009.

The principle changes in the accounting policies that apply to the Financial Group are explained below:

•                  Circular B-2, “Investments in securities”, introduces the concept of amortized cost for the valuation of held to maturity securities; it considers the loss of value due to the deterioration of securities available for sale and held to maturity; such loss must be recorded in the results of operations. It allows reclassifying held to maturity securities as available for sale, provided there is no intention or capability of holding them to maturity. The Commission’s expressed authorization is required to reclassify to securities held to maturity or from trading to securities available for sale. The result of selling the securities is recorded as the result of a purchase and sale agreement instead of a valuation result. Furthermore, the transaction costs of acquiring securities will be recorded according to the category; in the case of securities for trading they will be recorded in the results of operations, and in the cases of securities available for sale and held to maturity, they will be recognized as part of the investment cost.

•                  Circular B-5, “Derivatives and hedging transactions”, establishes the recognition of purchase and sale transaction agreements as embedded derivatives. Assets and liabilities valued at their fair value through results may be considered hedging items. Tests of effectiveness are required for hedging in all cases, with the ineffective portion of the hedge recorded in the results of operations. The presentation of these items in the balance sheet is modified. Furthermore, the transaction costs associated with the acquisition of derivative financial instruments must be recorded directly in the results of the period in which they were incurred.

•                  Circular B-6, “Loan portfolio”, indicates that the annual credit card fees charged by banking institutions, the fees for unused credit lines, as well as their associated costs and expenses, must all be amortized during a 12 month period. Costs and expenses associated with the initial granting of the credit are recorded as a deferred expense to be amortized as interest expense over the same period in which the fee income is recorded. This applies only to those costs and expenses that are considered incremental. These changes will be applied prospectively given the practical impossibility of their determination for prior years.

•                  According to Circular C-2, “Securitization transactions,” as of January 1, 2009, securitizations must meet the requirements set forth in Circular C-1, “Recognition and derecognition of financial assets”, in order to be considered as a sale. Otherwise, the securitized assets shall remain on the balance sheet, and the resulting liability must be recorded. On the other hand, an entity shall consolidate a special purpose entity (EPE) created on or after January 1, 2009, when the economic substance of the relationship indicates that the EPE is controlled by the entity.

•                  A cash flow statement must be presented prospectively instead of a statement of changes in financial position; as a result, a statement of cash flows and a statement of changes in financial position for the years ended December 31, 2009 and 2008, respectively, are presented. Employee profit sharing (PTU) should be recorded in 2009 as part of operating expenses and not as part of income taxes. In general, the financial statement structure is changed, and there are more disclosure requirements in various concepts, mainly concerning derivative financial instruments and related parties.

•                  Employee profit sharing (PTU) should be presented in 2009 as part of operating expenses and not as part of income taxes.

•                  In general, the financial statement structure is changed, and there are more disclosure requirements in various concepts, mainly concerning derivative financial instruments and related parties.

•                  On August 12, 2009, the Commission issued a resolution modifying the “General Provisions applicable to Banking Institutions”, which modifies the consumer loan rating methodology to show the expected loss in these operations based on the current environment.

This new methodology requires separating the consumer loan portfolio into two groups: those that refer to credit card operations and those that do not. The consumer loan portfolio that does not include credit card operations will consider the number of unpaid billing periods established by the Financial Group as well as the probability of nonpayment and the severity of the loss according to percentages established by the Commission. If this portfolio has collateral or means of payment in favor of the Financial Group, the covered balance will be considered to have zero unpaid periods for provisioning purposes.

Regarding credit card related consumer loans, such portfolio shall be provisioned and rated on a loan-by-loan basis taking into consideration the probability of nonpayment, the severity of the loss and the exposure to nonpayment. If there are less than 10 consecutive delinquent payments at the calculation date, the severity of the loss will be considered as 75%; if there are 10 or more, it will be 100%. Exposure to nonpayment is determined by applying a formula that considers both the total balance of the creditor’s debt and the credit limit. In the case of inactive accounts, a provision equivalent to 2.68% of the credit limit must be constituted.

The resulting effect of applying the revised consumer loan rating method for credit card operations is shown in Note 11.

Retrospective application of the changes in accounting principles

As a result of the accounting changes described above, the 2008 financial statements reflect the effects of the reclassifications derived from such changes in order to make them comparable to the 2009 financial statements.

The 2008 items that have been retrospectively reclassified and their effects are:

ITEMS  OF THE CONSOLIDATED BALANCE SHEET

ASSETS	As reported		As adjusted		Change
CASH AND CASH EQUIVALENTS	Ps.	54,402	Ps.	54,396	Ps. (6)
MARGIN SECURITIES	—		6		6
INVESTMENTS IN SECURITIES	239,969		239,173		(796)
RECEIVABLES GENERATED BY SECURITIZATIONS	—		796		796
TOTAL ASSETS	577,025		577,025		—

LIABILITIES	As reported		As adjusted		Change
OTHER ACCOUNT PAYABLE:
Income tax	1,272		374		(898)
Employee profit sharing	—		898		898
Creditors from settlements of transactions	—		2,405		2,405
Sundry debtors and other payables	13,121		10,716		(2,405)
TOTAL OTHER ACCOUNTS PAYABLE	Ps.	14,393	Ps.	14,393	Ps.	—

ITEMS OF THE CONSOLIDATED STATEMENTS OF INCOME

	As reported		As adjusted		Change
Interest income	Ps.	50,416	Ps.	50,417	Ps.	1
Brokerage revenues	1,040		1,039		(1)
Other revenues	—		746		746
Administrative and promotional expenses	(15,807)		(16,687)		(880)
Other income	3,789		2,997		(792)
Other expenses	(1,569)		(1,523)		46
Current income tax	(3,645)		(2,765)		880
NET INCOME	Ps.	7,014	Ps.	7,014	Ps.	—

The 2007 items that have been retrospectively reclassified and their effects are:

ITEMS OF THE CONSOLIDATED STATEMENTS OF INCOME

	As reported		As adjusted		Change
Interest income	Ps.	40,585	Ps.	40,585	Ps.	—
Brokerage revenues	1,292		1,292		—
Other revenues	—		303		303
Administrative and promotional expenses	(14,432)		(15,294)		(862)
Other income	2,835		2,096		(739)
Other expenses	(968)		(532)		436
Current income tax	(3,780)		(2,918)		862
NET INCOME	Ps.	6,810	Ps.	6,810	Ps.	—

The significant accounting policies followed by the Financial Group are described below:

Recognition of the effects of inflation in financial information

Inflation recognition is done pursuant to NIF B-10, “Inflation Effects,” which considers two types of economic environments: a) inflationary; when the accumulated inflation of the three previous years is 26% or over, in which case the inflation effects must be acknowledged; b) non-inflationary; when in the same period inflation is less than 26%; in this case the effects of inflation should not be recorded in the financial statements.

The cumulative Mexican inflation over the three years prior to 2009 and 2008 was 15.03% and 11.26%, respectively. Therefore, the Mexican economy is considered as non-inflationary according to the NIF B-10 definition. As of January 1, 2008, the Financial Group is no longer adjusting for the effects of inflation. However, assets, liabilities and stockholders’ equity as of December 31, 2009 and 2008 include the restatement effects recorded up until December 31, 2007.

Until December 31, 2007, such recording resulted mainly in inflationary gains or losses on non-monetary and monetary items, which are shown in the financial statements under “Insufficiency in Restated Stockholders’ Equity” and “Effect of Holding Non-Monetary Assets”.

The Mexican inflation rates for the years ended December 31, 2009 and 2008, were 3.72% and 6.39%, respectively.

Cash and Cash Equivalents

Cash and cash equivalents are stated at nominal value, except for coined precious metals, which are stated at fair value at the end of the period. Funds available in foreign currency are valued at the exchange rate published by Banco de México at the balance sheet date.

Trading securities

Trading securities are those owned by the Financial Group, acquired with the intention of selling them for a profit derived from price differences in short-term purchase and sale operations made by the Financial Group as a market participant.

At acquisition they are initially recorded at fair value, which may include either a discount or premium.

These securities (including both capital and accrued interest) are stated at fair value, which is determined by the price vendor used by the Financial Group.

The trading securities valuation result is recorded in the results of the period.

Available for sale securities

Securities available for sale are debt or equity securities that are neither classified as trading nor held to maturity, therefore they represent a residual category, that is, they are purchased with an intention different from that of the trading or held to maturity securities.

They are valued in the same way as trading securities, but with unrealized gains and losses recognized in other comprehensive income within stockholders’ equity

In an inflationary environment, the result of monetary position corresponding to the valuation result of securities available for sale is recorded in other comprehensive income in stockholders’ equity.

Held-to-maturity securities

Securities held to maturity consist of debt instruments whose payments are fixed or can be determined with a set maturity, which are acquired with the intent and capability to hold them to maturity.

They are initially recorded at fair value and valued at amortized cost, which means that the amortization of the premium or discount (included in the fair value at which they were initially recorded), is part of the earned interest.

General valuation standards

Upon the sale of trading securities, the valuation result previously recorded in the year’s results is reclassified as part of the gain or loss on the sale. Similarly, upon the sale of available for sale securities, the cumulative valuation result recorded in other comprehensive income in stockholders’ equity is reclassified as part of the gain or loss on the sale.

Accrued interest on debt instruments is determined using the effective interest method and is recorded in the corresponding category of investments in securities and in the year’s results.

Dividends on equity instruments are recorded in the corresponding category of investments in securities and in the year’s results when the right to receive such dividends is established.

The foreign exchange gain or loss on investments in securities denominated in foreign currency is recorded in the year’s results.

Reclassifications of securities held to maturity to available for sale are allowed, provided there is no intention or ability of holding them to maturity. The Commission’s expressed authorization is required to reclassify securities to held to maturity, or from trading to securities available for sale.

If securities held to maturity are reclassified as available for sale, the corresponding valuation result on the reclassification date is recorded in other comprehensive income within stockholders’ equity.

An impairment loss on a security is recorded against the year’s results if there is objective evidence of such impairment as a result of one or more events, occurring after the initial recording of the security, that have had an impact on the estimated future cash flows that can be reliably determined. The effect of recording the impairment of securities is shown in Note 6.

A previously recorded impairment loss is reversed against the year’s results if, in a later period, the amount of the loss decreases and such decrease is objectively associated with an event occurring after the impairment was recorded.

Customer repurchase agreements (repos)

This is a transaction by which the purchaser acquires ownership of credit instruments for a sum of money and is obligated to transfer the property of another amount of instruments of the same kind to the seller of the securities within the agreed term and in exchange for the same price, plus a premium. The purchaser keeps the premium unless agreed otherwise.

Repurchase transactions are recorded according to their economic substance, which is financing with collateral, by which the Financial Group, acting as the purchaser, provides cash as financing in exchange for financial assets that serve as guarantee in the event of noncompliance.

On the repurchase agreement transaction contract date, the Financial Group, acting as the seller, records the cash income, or else a settlement debtor account as well as a payable account at its fair value, initially at the agreed price, which represents the obligation to reimburse the cash to the purchaser. The account payable is subsequently valued over the term of the repurchase agreement at amortized cost by recognizing the interest from the repurchase agreement in the year’s results using the effective interest method. As to the collateral granted, the Financial Group reclassifies the financial asset in its balance sheet as restricted and values it according to the criteria mentioned earlier in this note until the maturity of the repurchase agreement.

The Financial Group, acting as the purchaser, on the repurchase transaction contract date records cash and cash equivalents or a creditor settlement account, with an account receivable at its fair value, initially at the agreed price, which represents the right to recover the cash that was delivered. The receivable is subsequently valued over the life of the repurchase agreement at amortized cost by recognizing the repurchase agreement interest in the year’s results using the effective interest method. As to the collateral received, the Financial Group records it in off balance sheet memorandum accounts until the repurchase agreement’s maturity, following the guidelines of Circular B-9, “Asset Custody and Management”, issued by the Commission.

Derivative financial instruments

The Institution is authorized to perform two types of transactions involving derivative financial instruments:

Transactions to hedge the Financial Group’s open risk position: Such transactions involve purchasing or selling derivative financial instruments to mitigate the risk resulting from one or a group of given transactions.

Transactions for trading purposes: The Financial Group enters into such transactions as a market participant for reasons other than to hedge its exposed position.

Transactions with derivative financial instruments are presented in assets or liabilities, as applicable, under the heading “Derivative financial instruments”, separating derivatives for trading purposes from those for hedging purposes.

When entering into transactions involving derivative financial instruments, the Financial Group’s internal policies and norms require an assessment and if necessary determination of different risk exposures for each counterparty in the financial system that have been authorized by the Banco de México to enter into these types of transactions. Regarding corporate customers, a preauthorized credit line by the National Credit Committee must be granted or liquid guarantees must be given through a securitized collateral contract before entering into these types of transactions. Medium and small sized companies and individuals must provide liquid guarantees established in securitized collateral contracts with this type of transactions.

The recognition or cancellation of assets and/or liabilities derived from transactions involving derivative financial instruments occurs when these transactions are entered into, regardless of the respective settlement or the delivery date.

Forward and futures contracts

Forward and futures contracts with trading purposes establish an obligation to buy or sell a financial asset or an underlying at a future date in the quantity, quality and prices pre-established in the contract. Futures contracts are recorded initially by the Financial Group in the balance sheet as an asset and a liability at fair value, which represents the price agreed in the contract in order to acknowledge the right and obligation to receive and/or deliver the underlying, as well as the right and obligation to receive and/or deliver the cash equivalent to the underlying, object of the contract.

The derivatives are presented in a specific item in assets or liabilities depending on whether their fair value (as a consequence of the rights and/or obligations it establishes) corresponds to a debtor balance or a creditor balance, respectively. Such debtor or creditor balances in the balance sheet are offset if the Financial Group has the contractual right to offset the stated amount, the intention to settle the net amount or realize the asset and cancel the liability simultaneously.

In the case of trading transactions, their balance represents the difference between the fair value of the contract and the established “forward” price.

Options contracts

Through paying a premium, options contracts grant the right but not the obligation to buy or sell a financial asset or underlying instrument at a given price within an established term.

Options are divided into: buy options (calls) and sell options (puts). Both can be used as trading or hedging instruments.

Options can be executed on a specific date or within a certain period of time. The price is agreed in the option and may be exercised at the discretion of the buyer. The instrument to which said price is established is the reference or underlying value.

The premium is the price the holder pays the issuer for the option rights.

The holder of a call option has the right, but not the obligation, to purchase from the issuer a certain financial asset or underlying instrument at a fixed price (transaction price) within a certain term.

The holder of a put option has the right, but not the obligation, to sell a certain financial asset or underlying instrument at a fixed price (transaction price) within a certain term.

The Financial Group records the option premium as an asset or liability at the transaction date. The fluctuations resulting from market valuation of the option’s premium are recorded in the income statement under “Trading” thereby affecting the corresponding account’s balance.

Swaps

These are two-party contracts by which a bilateral obligation is established to exchange a series of cash flows for a certain period of time on pre-set dates at a nominal or reference value.

They are recorded at fair value which corresponds to the net amount between the asset and liability portion for the rights and obligations agreed upon; they are subsequently valued at fair value using the present value of the future flows to be received or granted according to the estimated future applicable rates, discounting the market rate on the valuation date with yield curves given by the price provider. The result of such valuation is recorded in the year’s results.

Management’s policy with regards to hedge contracts is to protect the Financial Group’s balance sheet and stockholders’ equity by anticipating interest rate and exchange rate fluctuations.

For hedging derivative financial instruments, the Financial Group applies in all cases the cash flow hedging method and the accumulated compensation method to measure effectiveness. Both methods are approved by current accounting standards. The results of ineffective hedging are recorded in the year’s results.

The Financial Group documents hedging transactions from the moment the derivative instruments are designated as hedging transactions. A file for each transaction is created in order to have documented proof as per Circular B-5 paragraph 71, which establishes conditions for using hedge accounting.

Accordingly, the Financial Group documents its hedging transactions based on the following guidelines:

•      A cash flow hedging transaction is recorded as follows:

a.     The effective portion of the hedging instrument’s gain or loss is recorded as a component of other comprehensive income in stockholders’ equity using as a counter-account an asset or liability account called “derivative financial instruments”. The portion determined as ineffective is measured through retrospective tests, and when they result in over-hedging, they are immediately recognized in current earnings.

b.     The effective hedging instrument component stated in stockholders’ equity associated with the hedged item is adjusted to equal the lower (in absolute terms) of these items:

I.    The accumulated gain or loss of the hedging instrument from its inception.

ii.   The accumulated change in the fair value (present value) of the expected future cash flows of the item hedged from the beginning of the transaction.

Valuation method

As the derivative products transacted are considered conventional (“plain vanilla”), the standard valuation models contained in the derivative transaction systems and the Financial Group’s risk management are used.

All of the valuation methods that the Financial Group uses result in the fair value of the transactions and are periodically adjusted. Furthermore, they are audited by internal and external auditors, as well as by the financial authorities.

Valuation of the positions is done on a daily basis, and a price provider generates the input used by the transaction and risk management systems. The price provider generates these valuations based on daily market conditions.

Operation strategies

Trading

The Financial Group participates in the derivative instruments market with trading purposes, and the risk exposures generated are computed within its overall VaR limit.

The trading strategy is submitted on a weekly basis to the Financial Group’s Treasury Committee, which analyzes the current risks and makes any necessary decisions.

Hedging

The hedging strategy is determined annually and each time the market conditions require. Hedging strategies are submitted to the Risk Policies’ Committee.

Hedging transactions comply with the applicable standard set forth in Circular B-5 of the CNBV. This implies, among other things, that the hedge’s effectiveness is evaluated both prior to its arrangement (prospective) and thereafter (retrospective). These tests are performed on a monthly basis.

Embedded derivatives

Identified embedded derivatives are separated from the host contract for valuation purposes and are treated as derivatives when they meet the features set forth in Circular B-5 paragraph 22. The main embedded derivatives recognized by the Financial Group are from service and leasing contracts established in US dollars.

Loan portfolio

The loan portfolio represents the balance of amounts effectively granted to borrowers plus uncollected accrued interest minus prepaid interest received. The allowance for loan losses from credit risks is presented as a reduction of the loan portfolio.

The unpaid loan balance is classified in the past-due portfolio as follows:

•                  Loans with bullet payment of principal and interest at maturity: 30 calendar days after being overdue.

•                  Loans involving a single principal payment at maturity, but with periodic interest payments: total principal and interest payments 30 and 90 calendar days after being overdue, respectively.

•                  Loans for which the payment of principal and interest is agreed based on partial periodic payments: 90 calendar days after the first payment is due.

•                  In the case of revolving loans, whenever payment is outstanding for two billing periods or when they are 60 or more days overdue.

•                  Overdrawn customer checking accounts are considered as part of the past-due portfolio when such situations arise.

Interest is recognized and accrued as income when earned. The accrual of interest income is suspended when loans are transferred to the past-due portfolio.

The fees charged for the initial granting of loans will be recorded as a deferred credit, which will be amortized as interest income using the straight-line method over the loan’s contractual term, except those originating from revolving loans, which are amortized over a 12-month period.

Annual credit card fees, whether the first or renewal, are recorded as a deferred credit and amortized over a 12-month period against the year’s results in the commission and fee income line item.

The costs and expenses associated with the initial granting of the credit are stated as a deferred charge, which is amortized against the year’s earnings as interest expense for the duration of the loan, except those originating from revolving loans and credit cards that are amortized over a 12-month period.

Restructured past-due loans are not considered in the performing portfolio until evidence of sustained payment is obtained; this occurs when credit institutions receive three timely consecutive payments, or a payment is received for periods exceeding 60 days.

Renewed loans in which the borrower has not paid on time or when the accrued interest balance equals at least 25% of the original loan amount are considered past-due until evidence of sustained payment is obtained.

Accrued interest during the period in which the loan was included in the past-due portfolio is recognized as income when collected.

Allowance for loan losses

Application of portfolio rating provisions

The loan portfolio is rated according to the rules issued by the SHCP and the methodology established by the Commission. Internal methodologies may be used providing they are authorized by the Commission.

In the case of consumer and mortgage loans, the Financial Group applies the general provisions applicable to credit institutions in rating the loan portfolio as issued by the Commission on August 12, 2009 and December 2, 2005, respectively. The Financial Group uses the internal methodology authorized by the Commission for rating commercial loans.

Such provisions also establish general methodologies for the rating and calculation of allowances for each type of loan, while also permitting credit institutions to classify and calculate allowances based on internal methodologies, when previously approved by the Commission.

Since June 2001, the Financial Group has the Commission’s approval to apply its own methodology, called Internal Risk Rating (CIR Banorte) to commercial loans. CIR Banorte applies to commercial loans with outstanding balances equal to or greater than 4 million UDIS or its equivalent in Mexican pesos. This methodology is explained below.

On November 27, 2008, the Commission issued Document 111-2/26121/2008, which renews for a two-year period, as of December 1, 2008, the authorization for such internal loan rating methodology.

The commercial loan portfolio rating procedure requires credit institutions to apply the established methodology (general or internal) based on quarterly information for the periods ending in March, June, September and December of each year, while also recording the allowances determined at the close of each period in their financial statements. Furthermore, during the months following each quarterly close, financial institutions must apply to any loan the respective rating used at the close of the immediately preceding quarter, based on the outstanding balance on the last day of the aforementioned months. The allowances for loan risks that have exceeded the amount required to rate the loan will be cancelled on the date of the following quarterly rating against the period’s results. Additionally, recoveries on previously written-off loan portfolio are recorded in the period’s results.

Derived from the acquisition of INB in 2006, Banorte applied the loan rating methodologies established by the Commission to INB’s loans, homologating the risk degrees and adjusting the allowance for loan losses derived from applying such methodologies.

Commercial loans equal to or greater than 4 million UDIS or its equivalent in Mexican pesos are rated based on the following criteria:

•                  Debtor’s credit quality

•                  The loans in relation to the value of the guarantees or the value of the assets in trusts or in “structured” programs, as applicable.

The commercial loan segment includes loans granted to business groups and corporations, state and municipal governments and their decentralized agencies, as well as financing to companies of the financial services sector.

The Financial Group applied the internal risk rating methodology, CIR Banorte, authorized by the Commission to rate the debtor, except in financing granted to state and municipal governments and their decentralized agencies, loans intended for investment projects with their own source of payment and financing granted to trustees that act under trusts and “structured” loan programs in which the affected assets allow for an individual risk evaluation associated with the type of loan, for which the Financial Group applied the procedure established by the Commission.

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

For commercial loans under 4 million UDIS or its equivalent in Mexican pesos and loans under 900 thousand UDIS to state and municipal governments and their decentralized agencies, mortgage loans and consumer loans, the Financial Group applied the general provisions applicable to credit institutions for classifying the loan portfolio as issued by the Commission.

Acquired loan portfolios

This balance is represented by the acquisition cost of the various loan asset packages acquired by the Financial Group, which are subsequently valued by applying one of the three following methods:

Cost recovery method — Payments received are applied against the acquisition cost of the loan portfolio until the balance equals zero. Recoveries in excess of the acquisition cost are recognized in current earnings.

Interest method - The result of multiplying the acquired portfolio’s outstanding balance by the estimated yield is recorded in current earnings. Differences between the Financial Group’s collection estimates and actual collections are reflected prospectively in the estimated yield.

Cash basis method - The amount resulting from multiplying the estimated yield times the amount actually collected is recorded in the income statement, provided it is not greater than the amount obtained by the interest method. The difference between the recorded amount and the amount collected reduces the outstanding portfolio balance, once the entire initial investment has been amortized. Any subsequent recovery will be recorded in the income statement.

For its portfolios valued using the interest method, the Financial Group evaluates twice a year to verify if the cash flow estimate of its collection rights is consistent with actual recoveries and therefore considered to be effective. The Financial Group uses the cost recovery method on those collection rights in which the expected cash flow estimate is not effective. The expected cash flow estimate is considered as “highly effective” if the result of dividing the sum of the flows actually collected by the sum of the expected cash flows is between 0.8 and 1.25 when such effectiveness is evaluated.

Securitizations involving transfer of ownership

Using securitization transactions involving the transfer of ownership in mortgage and government loans, the Financial Group transfers those financial assets through a trust so that said trust may issue publically available securities through an intermediary. The securities represent the right to the yield on the securitized portfolio and, as compensation the Financial Group receives cash and a receipt, which grants it the right over the trust’s cash flow remnants after paying the holders for their certificates. This receipt is recorded at its fair value under “Receivables generated by securitizations”.

The Financial Group provides management services for the transferred financial assets and records the revenue thereof in the period’s earning when accrued. Such revenues are included in “Other income.”

Other accounts receivable and payable

The Financial Group performs a study to quantify the different future events that could affect the amount in accounts receivable over 90 days and thus determine their percentage of non-recoverability to calculate its allowance for doubtful accounts. The remainder of the accounts receivable balances is reserved at 90 calendar days from their initial recognition.

The balances of asset and liability settlement accounts represent transactions involving the sale and purchase of currency and securities, which are recorded when entered into and settled within 48 hours.

Merchandise Inventory

This is comprised mainly of finished goods and prior to 2008 was restated to the lower of replacement cost or market. Cost of sales, included in “Other expenses”, is restated using the replacement cost at the time of the sale prior to 2008.

Impairment of the value of long-lived assets and their disposal

The Financial Group has established guidelines to identify and, if applicable, record losses derived from the impairment or decrease in value of long-lived tangible or intangible assets, including goodwill.

Foreclosed assets, net

Foreclosed property or property received as payments in kind are recorded at the lower of their cost or fair value reduced by the strictly necessary costs and expenses disbursed in the foreclosure. Cost is determined as the forced-sale value established by the judge upon foreclosure or, in the case of payments in kind, the price agreed between the parties involved.

When the value of the asset or the accrued or past due amortizations leading to the foreclosure, net estimates, is higher than that of the foreclosed property, the difference is recorded in the period’s results under “Other revenues.”

When the value of the asset or the accrued or past due amortizations leading to the foreclosure, net estimates, is lower than that of the foreclosed property, its value is adjusted to the net asset value.

The carrying value is only modified when there is evidence that the fair value is lower than the recorded carrying value. Reductions in the carrying value of the loan are recorded in the current earnings as they occur.

The provisions applicable to the new valuation methodology for the allowance for loan losses mentioned above define the valuation methodology for reserves related to either foreclosed property or those assets received as payment in kind, establishing that additional quarterly provisions must be created to recognize the potential decrease in value over time of property awarded under legal proceedings, out-of-court or received as payment in kind and the investments in securities received as foreclosed goods or payment in kind, based on the following guidelines:

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

II. Investments in securities must be valued in accordance with the provisions of the Commission’s accounting Circular B-2, using annual audited financial statements and monthly financial information of the investee.

Following the valuation of foreclosed assets or those received as payment in kind, the reserves resulting from applying the percentages established in the table of Section I above to the estimated value, must be created.

III. In the case of real estate property, provisions must be created as follows:

Real estate property reserves

Time elapsed as of award date or receipt as payment in kind (months)	Reserve percentage
Up to 12	0%
More than 12 and up to 24	10%
More than 24 and up to 30	15%
More than 30 and up to 36	25%
More than 36 and up to 42	30%
More than 42 and up to 48	35%
More than 48 and up to 54	40%
More than 54 and up to 60	50%
More than 60	100%

The amount of the reserves to be created will be the result of applying the reserve percentage determined under the preceding table to the awarded value of the property based on the accounting criteria. Furthermore, when problems are identified regarding the realization of the value of the foreclosed property, the Financial Group records additional reserves based on management’s best estimates. On December 31, 2009, there are no reserves in addition to those created by the percentage applied based on the accounting criteria that could indicate realization problems with the values of the foreclosed properties.

If appraisals subsequent to the foreclosure or payment in kind result in the recording of a decrease in the value of the collection rights, securities, personal or real property, the reserve percentages contained in the preceding table can be applied to the adjusted value.

Property, furniture and fixtures

Property, furniture and fixtures are recorded at acquisition cost. The balances of acquisitions made until December 31, 2007, were restated using factors derived from the value of the UDI of that date.

Depreciation is calculated using the straight-line method based on the useful lives of the assets as estimated by independent appraisers.

Permanent stock investments

The Financial Group recognizes its investments in associated companies using the equity method, based on the book values shown in the most recent financial statements of such entities.

Income Taxes (ISR), Business Flat Tax (IETU) and Employee Statutory Profit Sharing (PTU)

The provisions for ISR, IETU and PTU are recorded in the results of the year in which they are incurred. Deferred taxes are recognized if, based on financial projections, the Financial Group expects to incur ISR or IETU, and records the deferred tax it will pay. The Financial Group will record deferred ISR or IETU, corresponding to the tax it will pay. Deferred taxes are calculated by applying the corresponding tax rate to the applicable temporary differences resulting from comparing the accounting and tax bases of assets and liabilities and including, if any, future benefits from tax loss carryforwards and certain tax credits. Deferred tax assets are recorded only when there is a high probability of recovery.

The net effect of the aforementioned items is presented in the consolidated balance sheet under the “Deferred taxes, net” line.

Intangible assets

Intangible assets are recognized in the consolidated balance sheet provided they are identifiable and generate future economic benefits that are controlled by the Financial Group. The amortizable amount of the intangible asset is assigned on a systematic basis during its estimated useful life. Intangible assets with indefinite lives are not amortized, and their value is subject to annual impairment tests.

Goodwill

The Financial Group records goodwill when the total fair value of the acquisition cost and the noncontrolling interest is greater than the fair value of the net assets of the acquired business, pursuant to NIF B-7 “Business acquisitions.” As goodwill is considered an intangible asset with an indefinite life, it is subject to impairment tests at least annually according to NIF C-15, “Impairment in the value of long-lived assets and their disposal.” No indicators of impairment of goodwill have been identified as of December 31, 2009.

Deposits

Liabilities derived from deposits, including promissory notes, are recorded at their procurement or placement cost plus accrued interest, determined according to the number of days elapsed at each monthly close, and charged to results as incurred.

Interbank and other loans

These loans are recorded based on the contractual value, recognizing the interest in the year’s earnings as accrued. The Financial Group records the direct national and foreign bank loans obtained by loan bids with Banco de México and development fund financing. Furthermore, this includes discounted portfolio loans from funds provided by banks specializing in financing economic, productive or development activities.

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

Defined benefit plan

The Financial Group records liabilities for seniority premiums, pensions and post-retirement medical services as incurred, based on calculations by independent actuaries using the projected unit credit method at nominal interest rates.  Accordingly, this recognizes the liability whose present value will cover the obligation from the benefits projected to the estimated retirement date of the Company’s overall employees, as well as the obligation related to retired personnel.

The balance at the beginning of each period of actuarial gains and losses derived from pension plans exceeding 10% of the greater amount between the defined benefits obligation and plan assets are amortized in future periods against the period’s results.

The Financial Group applies the provision of NIF D-3, “Employee benefits”, related to the recognition of the liability for severance payments for reasons other than restructuring, which is recorded using the projected unit credit method based on calculations by independent actuaries.

Defined contribution plan

In January 2001 the Financial Group provided a voluntary defined contribution pension plan to participating employees who were hired before such date. The participating employees are those hired as of this date as well as those hired prior to such date who enrolled voluntarily. This pension plan is invested in a diversified mutual fund, which is included in “Other assets”.

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

The initial payment  to the defined contribution plan for past services was financed with funds established originally for the defined benefit plan that was extinguished early and recognized in accordance with the requirements of NIF D-3.

The labor obligations derived from the defined contribution pension plan do not require an actuarial valuation as established in NIF D-3, because the cost of this plan is equivalent to the Financial Group’s contributions made to the plan’s participants.

Foreign currency conversion

Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate at the close of each period. The exchange rate used to establish Mexican peso equivalents is the FIX exchange rate published by Banco de México. Exchange fluctuations are recorded in the results of operations.

Interest on outstanding subordinated debentures

Accrued interest on outstanding subordinated debentures is recognized as it is accrued and translated according to the exchange rate in effect at each monthly close.

Transfer of financial assets

The Financial Group may act as the assignor o assignee, as applicable, in this type of transactions. Moreover, the Financial Group evaluates whether or not to retain the risks and benefits associated with the asset property to determine whether or not there was a transfer of property in a transaction. In transactions involving the transfer of ownership in financial assets, the assignor yields control and substantially transfers all the risks and benefits over such assets. Therefore, the assignor derecognizes such assets and records the consideration received in the transaction. Conversely, the assignee recognizes such financial assets and the transfer of consideration in its accounting records.

Share-based payments

The Financial Group grants stock options to key officers through different payment schemes based on stocks. The Financial Group has established trusts to manage the plans and contributes the necessary funds so that shares can be purchased directly from the market at the initiation of each plan.

The Financial Group records its stock option plans according to the guidelines of NIF D-8, “Share-based payments.” The compensation expense is recorded at fair value as of the date the stock options are granted. The NIF D-8 guidelines stipulate that the fair value determined at the beginning is not revalued at a later date.

The fair value of each share is estimated as of the date granted using the Black-Scholes option pricing model or the forwards valuation model, depending on the plans’ features.

5 - CASH AND CASH EQUIVALENTS

As of December 31, 2009 and 2008, this line item was composed as follows:

	2009		2008
Cash	Ps.	9,415	Ps.	8,419
Banks		45,949		40,004
Other deposits and available funds		3,904		5,973
	Ps.	59,268	Ps.	54,396

On December 31, 2009, “Other deposits and available funds” include Ps. 1,598 for funds due to be received in 24 and 48 hours, and Ps. 35 in gold and silver coins. In 2008, it included Ps. 2,441 for funds due to be received in 24 and 48 hours, and Ps. 25 in gold and silver coins.

The exchange rate used for the conversion of gold and silver coins (centenarios and Troy ounces, respectively) was Ps. 14,627.95 and Ps. 239.89, per unit, respectively, in 2009 and Ps. 12,296.12 and Ps. 173.46, per unit, respectively, in 2008.

“Banks” is represented by cash in Mexican pesos and US dollars converted at the exchange rate issued by Banco de México of Ps.13.0659 and Ps. 13.8325 as of December 31, 2009 and 2008, respectively and is made up as follows:

	Mexican pesos				Denominated in US dollars				Total
	2009		2008		2009		2008		2009		2008
Call money	Ps.	2,447	Ps.	3,184	Ps.	653	Ps.	—	Ps.	3,100	Ps.	3,184
Deposits with foreign credit institutions	—		—		15,928		6,866		15,928		6,866
Domestic banks	370		503		—		—		370		503
Banco de México	26,510		29,405		41		46		26,551		29,451
	Ps.	29,327	Ps.	33,092	Ps.	16,622	Ps.	6,912	Ps.	45,949	Ps.	40,004

As of December 31, 2009 and 2008, the Financial Group had made monetary regulation deposits of Ps. 26,342 and Ps. 26,394, respectively.

As of December 31, 2009 and 2008, the total sum of restricted cash and cash equivalents is Ps. 33,289 and Ps. 35,476, respectively. This includes monetary regulation deposits, futures placed in the domestic and foreign market, call money and contracted transactions pending settlement in 24 and 48 hours.

The interbank loans are documented and accrued at an average rate of return of 0.167% and 0.086% in USD and 4.5% and 8.25% in pesos, as of December 31, 2009 and 2008, respectively.

6 - INVESTMENTS IN SECURITIES

a. Trading securities

As of December 31, 2009 and 2008, trading securities are as follows:

2009	2008
Acquisition cost	Accrued interest	Valuation increase (decrease)	Book value	Book value
CETES	Ps.	925	Ps.	—	Ps.	1	Ps.	926	Ps.	—
Bonds	519	1	—	520	—
Development bonds	3,136	2	(2)	3,136	—
Savings protection bonds (BPAS)	9,472	27	(5)	9,494	102
Bank securities	9,990	—	4	9,994	5,847
Commercial paper	—	—	—	—	123
Securitization certificates	259	1	—	260	—
Treasury notes	65	—	—	65	—
Futures	—	—	—	—	4
Investment funds	64	—	—	64	—
Ps.	24,430	Ps.	31	Ps.	(2)	Ps.	24,459	Ps.	6,076

During 2009 and 2008, the Financial Group recognized under “Brokerage revenues” a loss and a profit of (Ps. 17) and Ps. 109, respectively, for the fair value valuation of these instruments.

As of December 31, 2009, there are Ps. 19,310 in restricted trading securities associated mainly with repurchase operations.

As of December 31, 2009, these investments mature as follows (stated at their acquisition cost):

	From 1 to 179 days		More than 2 years		Total
CETES	Ps.	925	Ps.	—	Ps.	925
Bonds	519		—		519
Development bonds	3,136		—		3,136
Saving protection bonds (BPAS)	9,472		—		9,472
Bank securities	9,990		—		9,990
Securitization certificates	259		—		259
Treasury notes	—		65		65
Investment funds	64		—		64
	Ps.	24,365	Ps.	65	Ps.	24,430

b. Available for sale securities

As of December 31, 2009 and 2008, available for sale securities were as follows:

	2009								2008
	Acquisition cost		Accrued interest		Valuation increase (decrease)		Book value		Book value
US Government bonds	Ps.	6,387	Ps.	26	Ps.	190	Ps.	6,603	Ps.	6,227
UMS	342		12		7		361		516
Bonds	2,624		34		60		2,718		3,708
VISA	—		—		—		—		96
MASTER CARD	—		—		35		35		21
BMV Shares	234		—		(15)		219		144
EUROBONDS	978		17		(54)		941		564
PEMEX bonds	781		8		35		824		204
	Ps.	11,346	Ps.	97	Ps.	258	Ps.	11,701	Ps.	11,480

As of December 31, 2009 and 2008 there are Ps. 2,489 and Ps. 4,001, respectively, in restricted trading securities.

As of December 31, 2009, these investments mature as follows (stated at their acquisition cost):

	From 1 to 179 days		More than 1 year		Total
US Government bonds	Ps.	—	Ps.	6,387	Ps.	6,387
UMS	—		342		342
Bonds	2,624		—		2,624
Shares	—		234		234
EUROBONDS	—		978		978
PEMEX bonds	—		781		781
	Ps.	2,624	Ps.	8,722	Ps.	11,346

c. Held to maturity securities

As of December 31, 2009 and 2008, held to maturity securities are as follows:

Medium and long-term debt instruments:

	2009						2008
	Acquisition cost		Accrued interest		Book value		Book value
Government bonds- support program for Special Federal Treasury Certificates	Ps.	722	Ps.	3	Ps.	725	Ps.	690
Government bonds	604		27		631		655
Development bonds	33,078		49		33,127		33,062
Saving protection bonds (BPAS)	103,257		502		103,759		124,868
UMS	2,405		65		2,470		2,609
UDIBONOS	3		—		3		3
Separable securitization certificates	26		1		27		33
Bank securities	25,912		93		26,005		31,557
US Government bonds	12		—		12		13
PEMEX bonds	4,897		94		4,991		5,463
Private securitization certificates	18,509		73		18,582		21,770
CETES	—		—		—		3
Structured notes	—		—		—		520
Other debt instruments	—		—		—		349
Subordinated securities	—		—		—		22
	Ps.	189,425	Ps.	907	Ps.	190,332	Ps.	221,617

As of December 31, 2009 and 2008, there are Ps. 175,369 and Ps. 200,973, respectively, in restricted trading securities associated mainly with repurchase operations.

As of December 31, 2009, these investments mature as follows (stated at their acquisition cost):

	From 1 to 179 days		More than 2 years		Total
Government bonds- support program for Special Federal Treasury Certificates	Ps.	—	Ps.	722	Ps.	722
Government bonds	—		604		604
Development bonds	33,078		—		33,078
Saving protection bonds (BPAS)	103,257		—		103,257
UMS	—		2,405		2,405
UDIBONOS	—		3		3
Separable securitization certificates	—		26		26
Bank securities	25,912		—		25,912
US Government bonds	—		12		12
PEMEX bonds	—		4,897		4,897
Private securitization certificates	18,509		—		18,509
	Ps.	180,756	Ps.	8,669	Ps.	189,425

Some of the investments in securities are given as collateral in derivative transactions without any restriction. Therefore, the receiver has the right to trade them and offer them as collateral.

The fair value of the collateral given in derivative transactions as of December 31, 2009 and 2008, is as follows:

		2009
		Fair value in millions
Type of collateral:	Instrument category	Pesos		USD	Euros
Cash	—	Ps.	102	164	—
CETES	Trading	120		—	—
UMS	Held to maturity	—		167	—
PEMEX bonds	Held to maturity	—		353	20
UMS	Available for sale	—		13	—
PEMEX bonds	Available for sale	—		56	—
Bank Bonds	Available for sale	—		116	—
		Ps.	222	869	20

		2008
		Fair value in millions
Type of collateral:	Instrument category	Pesos		USD	Euros
Cash	—	Ps.	160	238	—
ITS BPAS	Held to maturity	176		—	—
UMS	Held to maturity	—		189	—
PEMEX bonds	Held to maturity	—		366	20
UMS	Available for sale	—		22	—
Bank Bonds	Available for sale	—		299	—
		Ps.	336	1,114	20

As of December 31, 2009 and 2008, the Financial Group had no instruments received as collateral.

As of December 31, 2009 and 2008, interest income was Ps. 14,174 and Ps. 5,862, respectively.

As of December 31, 2009, accrued interest income from impaired instruments was Ps. 13.

The amount recorded for the impairment of available for sale and held to maturity securities as of December 31, 2009 and 2008 was:

Concept	2009		2008
Available for sale securities	Ps.	81	Ps.	—
Held to maturity securities	59		—
	Ps.	140	Ps.	—

7 - CREDITOR BALANCES UNDER REPURCHASE AND RESALE AGREEMENTS

As of December 31, 2009 and 2008, the debtor and creditor balance in repurchase transactions consist of:

Acting as seller of securities

2009	2008
Asset position	Liability position
Instrument	Creditor repurchase agreement	Value of securities receivable	Creditor repurchase agreement	Debit difference	Credit difference
CETES	Ps.	697	Ps.	—	Ps.	3	Ps.	—	Ps.	3
Development bonds	36,159	3,987	37,085	—	33,098
Bonds 182	—	—	5	—	5
Bonds IPAB	654	—	351	—	351
Quarterly IPAB bonds	86,513	7,102	106,967	1	99,866
Semi-annual IPAB bonds	25,587	26,970	51,252	1	24,283
7-year bonds	—	—	2	—	2
10-year bonds	625	627	1,275	—	648
20-year bonds	491	—	5	—	5
UDIBONOS	1	—	—	—	—
10-year UDIBONDS	3	—	4	—	4
Government securities	150,730	38,686	196,949	2	158,265
Promissory notes	5,055	537	537	—	—
CEDES	9,035	716	10,985	—	10,269
CEBUR Bank	7,628	—	8,892	—	8,892
Bank securities	21,718	1,253	20,414	—	19,161
Private paper	9,114	—	11,428	—	11,428
CEBUR government short term	2,481	—	—	—	—
Mortgage certificates	212	—	—	—	—
CEBUR government	1,200	—	3,602	—	3,602
Securitization certificates	25	—	269	—	269
Private securities	13,032	—	15,299	—	15,299
Ps.	185,480	Ps.	39,939	Ps.	232,662	Ps.	2	Ps.	192,725

With the Financial Group acting as the vendor, accrued premiums were charged to the results of operations up to December 31, 2009 and 2008, total Ps. 13,434 and Ps. 18,320, respectively.

During 2009 and 2008, the period of repurchase transactions entered into by the Financial Group in its capacity as vendor ranged from 1 to 177 days.

Acting as securities purchaser

2009	2008
Liability position	Asset position
Instrument	Repurchase agreement from debtors	Received, sold collateral in repurchase	Debit difference	Credit difference	Value of securities deliverable	Repurchase agreement from debtors	Debit difference	Credit difference
CETES	Ps.	400	Ps.	400	Ps.	—	Ps.	—	Ps.	1,667	Ps.	1,667	Ps.	—	Ps.	—
Development bonds	7,113	7,114	1	2	3,992	3,987	5	—
Quarterly IPAB bonds	1	—	1	—	6,014	5,992	22	—
Semi-annual IPAB bonds	390	390	—	—	25,865	25,751	115	1
7-year bonds	—	—	—	—	1,248	1,248	—	—
10-year bonds	221	219	2	—	1,193	1,194	2	3
20-year bonds	73	73	—	—	4,001	4,001	—	—
10-year UDIBONDS	1,120	1,120	—	—	—	—	—	—
Government securities	9,318	9,316	4	2	43,980	43,840	144	4
Promissory notes	1,785	1,785	—	—	—	—	—	—
CEDES	—	—	—	—	568	565	3	—
Bank securities	1,785	1,785	—	—	568	565	3	—
Ps.	11,103	Ps.	11,101	Ps.	4	Ps.	2	Ps.	44,548	Ps.	44,405	Ps.	147	Ps.	4

With the Financial Group acting as the purchaser, accrued premiums were charged to the results of operations up to December 31, 2009 and 2008, total Ps. 2,173 and Ps. 2,521, respectively.

During 2009 and 2008, the period of repurchase transactions entered into by the Financial Group in its capacity as purchaser ranged from 1 to 21 days.

By December 31, 2009, the amount of goods corresponding to the guarantees given and received in repurchasing transactions that involved the transfer of property totaled Ps. 120 and Ps. 4, respectively, and by December 31, 2008, the totals were Ps. 179 in guarantees given and Ps. 14 in guarantees received.

8 - DERIVATIVE FINANCIAL INSTRUMENTS

The transactions entered into by the Financial Group involving derivative financial instruments correspond mainly to futures, swap and option contracts. These transactions are done to hedge various risks and for trading purposes.

As of December 31, 2009, the Financial Group has evaluated the effectiveness of derivatives’ transactions for hedging purposes and has concluded that they are highly effective.

As of December 31, 2009 and 2008, the positions of the Financial Group’s derivative financial instruments held for trading purposes are as follows:

	2009				2008
Asset position	Nominal amount		Asset position		Nominal amount		Asset position
Futures
TIIE-rate futures	Ps.	600	Ps.	—	Ps.	1,500	Ps.	—
Forwards
Foreign currency forwards	3,454		313		1,892		40
Options
Foreign currency options	283		2		—		—
Interest rate options	8,485		126		9,683		76
Swaps
Interest rate swaps	194,317		2,612		173,097		1,999
Exchange rate swaps	7,377		1,771		9,829		3,210
Total trading	214,516		4,824		196,001		5,325

Options
Interest rate options	24,200		188		24,200		179
Swaps
Interest rate swaps	27,648		8		19,298		10
Exchange rate swaps	9,996		860		10,474		2,654
Total hedging	61,844		1,056		53,972		2,843
Total position	Ps.	276,360	Ps.	5,880	Ps.	249,973	Ps.	8,168

	2009				2008
Liability position	Nominal amount		Liability position		Nominal amount		Liability position
Futures
TIIE-rate futures	Ps.	600	Ps.	—	Ps.	1,500	Ps.	—
Forwards
Foreign currency forwards	2,825		88		129		46
Options
Foreign currency options	287		2		67		2
Interest rate options	9,168		71		10,827		64
Swaps
Interest rate swaps	194,340		2,713		173,114		2,024
Exchange rate swaps	7,322		1,679		9,774		3,133
Total trading	214,542		4,553		195,411		5,269

Swaps
Interest rate swaps	27,650		980		19,298		663
Exchange rate swaps	4,146		2,842		7,479		4,814
Total hedging	31,796		3,822		26,777		5,477
Total position	Ps.	246,338	Ps.	8,375	Ps.	222,188	Ps.	10,746

The hedging instruments operated and main underlyings are as follows:

Forwards	Options	Swaps	Cross Currency Swaps (CCS)
Fx-USD	Fx-USD	TIIE 28	TIIE 28
	TIIE 28	TIIE 91	TIIE 91
		CETES 91	Libor
Libor

The risk management policies and internal control procedures for managing risks inherent to derivative instruments transactions are described in Note 32.

Transactions for hedging purposes have maturities from 2010 to 2018 and are intended to mitigate the financial risk derived from long-term loans offered by the Financial Group at fixed nominal rates, as well as the exchange rate risk generated by market instruments in the Financial Group’s portfolio.

The book value of collateral used to ensure compliance with obligations derived from currency swap contracts as of December 31, 2009, is USD 704,841 thousand and EUR 20,255 thousand, and as of December 31, 2008 total USD 876,379 thousand and EUR 20,110 thousand. Futures transactions are made through recognized markets, and as of December 31, 2009 they represent 0.85% of the nominal amount of all the derivatives’ operations contracts; the remaining 99.15% correspond to option and swap transactions in OTC markets.

As of December 31, 2009 and 2008, the collateral was comprised mainly of cash, CETES, ITS BPAS, PEMEX bonds, UMS bonds and bank bonds restricted under the categories of trading, held to maturity and available for sale securities. The restriction maturity date for this collateral is from 2010 to 2018. Their fair value is shown in Note 6 c).

As of December 31, 2009 and 2008, the Financial Group had no instruments received as collateral in derivative transactions.

As of December 31, 2009 and 2008, the net income on financial assets and liabilities associated with derivatives was Ps. 200 and Ps. 256, respectively.

The net amount of estimated gains or losses originated by transactions or events that are recorded in cumulative other comprehensive income to date in the financial statements and that are expected to be reclassified to earnings within the next 12 months totals Ps. 4.

As of December 31, 2009 and 2008, the main positions hedged by the Financial Group and the derivatives designated to cover such positions are:

Cash flow hedging. The Financial Group has cash flow hedges as follows:

•                  Forecast funding using TIIE rate Caps and Swaps.

•                  Recorded liabilities in Mexican pesos using TIIE rate Swaps.

•                  Recorded liabilities in foreign currency using Cross Currency Swaps.

•                  Recorded assets in foreign currency using Cross Currency Swaps.

As of December 31, 2009, there are 25 files related to hedging transactions. Their effectiveness ranges between 85% and 100%, well within the range established by the accounting standards in effect (80% to 125%). Furthermore, there is no overhedging on any of the derivatives, so as of December 31, 2009, there are no ineffective portions that the Financial Group has to record in earnings.

The following are the Financial Group’s hedged cash flows as of December 31, 2009, expected to occur and affect earnings:

Concept	Up to 3 months		More than 3 months and up to 1 year		More and 1 and up to 5 years		More than 5 years
Forecasted funding	Ps.	261	Ps.	837	Ps.	5,464	Ps.	483
Liabilities in Mexican pesos	90		309		1,389		19
Liabilities denominated in USD	—		240		4,160		—
Assets denominated in USD	278		1,991		4,368		9,328
Assets denominated in Euros	—		23		445		—
	Ps.	629	Ps.	3,400	Ps.	15,826	Ps.	9,830

As of December 31, 2009 and 2008, Ps. 1,404 and Ps. 1,746, respectively, were recognized in other comprehensive income in stockholders’ equity.  Furthermore, Ps. 127 and Ps. 51, respectively, were reclassified from stockholders’ equity to results.

Trading and hedging derivatives: the loan risk is minimized by means of contractual compensation agreements, in which asset and liability derivatives with the same counterparty are settled for their net balance. Similarly, there may be other types of collateral such as credit lines, depending on the counterparty’s solvency and the nature of the transaction.

9 - LOAN PORTFOLIO

As of December 31, 2009 and 2008, the loan portfolio by loan type is as follows:

	Performing portfolio				Past-due portfolio				Total
	2009		2008		2009		2008		2009		2008
Commercial loans
Denominated in domestic currency
Commercial	Ps.	90,189	Ps.	93,123	Ps.	2,325	Ps.	1,482	Ps.	92,514	Ps.	94,605
Rediscounted portfolio	4,831		6,129		—		—		4,831		6,129
Denominated in USD
Commercial	21,471		27,041		838		221		22,309		27,262
Rediscounted portfolio	746		505		—		—		746		505
Total commercial loans	117,237		126,798		3,163		1,703		120,400		128,501

Loans to financial institutions	7,131		10,860		—		—		7,131		10,860
Consumer loans
Credit card	11,801		15,067		1,610		2,140		13,411		17,207
Other consumer loans	13,911		14,302		332		359		14,243		14,661
Mortgage loans	49,881		46,282		1,049		746		50,930		47,028
Government loans	38,993		26,989		—		—		38,993		26,989
	121,717		113,500		2,991		3,245		124,708		116,745
Total loan portfolio	Ps.	238,954	Ps.	240,298	Ps.	6,154	Ps.	4,948	Ps.	245,108	Ps.	245,246

As of December 31, 2009, the deferred balance of fees is Ps. 1,521, and the amount recorded in results was Ps. 584. Furthermore, the deferred balance of costs and expenses associated with the initial loan origination is Ps. 167, and the amount recorded in results was Ps. 33. The average term over which the deferred fee balance and the costs and expenses will be recorded is equivalent to the average term of the portfolio balance.

The average terms of the portfolio’s main balances are: a) commercial, 5.4 years; b) financial institutions, 3.8 years; c) mortgage, 17.7 years; d) government loans, 9.3 years; and e) consumer, 2.4 years.

During the periods ended on December 31, 2009 and 2008, the balance of fully reserved past-due loans that was written off was Ps. 8,278 and Ps. 3,400, respectively.

On December 31, 2009 and 2008, revenues from recoveries of previously written-off loan portfolios were Ps. 848 and Ps. 687, respectively.

The loan portfolio grouped into economic sectors as of December 31, 2009 and 2008, is shown below:

	2009			2008
	Amount		Reserve percentage	Amount		Reserve percentage
Private (companies and individuals)	Ps.	120,400	49.12%	Ps.	128,501	52.40%
Financial institutions	7,131		2.91%	10,860		4.43%
Credit card and consumer	27,654		11.28%	31,868		12.99%
Mortgage	50,930		20.78%	47,028		19.18%
Government	38,993		15.91%	26,989		11.00%
	Ps.	245,108	100%	Ps.	245,246	100%

Loan support programs

Special accounting consideration of various support programs granted during the influenza outbreak

Given the negative impact of the decline in economic activity due to the actions taken by the federal and local authorities in the face of the influenza outbreak in Mexico during 2009, the Financial Group decided to support the affected economic entities and sectors with various programs carried out in two phases:

I.       Emergency SMEs support plan, consisting of:

•                  3-month deferment of principal payment for affected companies and businesses especially in Mexico City, State of Mexico and San Luis Potosi.

•                  6-month principal deferment including 3-month interest deferment for the companies affected in the tourist regions of the Mayan Riviera, Nayarit, Jalisco and Baja California Sur.

As a result of the above, the Commission issued a special accounting standard in document number 100/014/2009 on May 8, 2009, authorizing the Financial Group to not consider as restructured loans those in effect on March 31, 2009, whose principal and interest payments were deferred, as per Circular B-6 paragraph 24, “Loan Portfolio”, and to keep them as performing loans for the term stated in the plan.

II.   Housing, car, credit card and consumer loan support consisting of:

•                  Principal and interest payment deferment for up to 4 months for mortgage loans.

•                  Principal and interest payment deferment for up to 3 months for car and consumer loans.

•                  3-month minimum payment deferment for credit card loans.

In that regard, the Commission issued a special accounting standard in document number 100/021/2009 on June 12, 2009, applicable as of the document date and up to the term according to the borrowers’ support program for mortgage, car, credit card, personal and payroll loans whose payment source corresponds to the Mayan Riviera, Nayarit Riviera, Mazatlan and Los Cabos. This special standard authorizes the Financial Group to:

a)              Loans subject to renewal are considered as performing when the renewal takes place without applying the requirement established in Circular B-6 paragraph 52 and 53, “Loan Portfolio”, consisting on the need for the borrower to settle all the accrued interest as per the terms and conditions originally agreed and 25% of the original loan amount. The above is applicable to performing loans as of April 15, 2009, as per paragraph 8 of Circular B-6.

The authorization is not applicable to loans participating in the Bank Debtor Support Programs set forth by the Federal Government and Banks.

b)             Performing loans granted a principal and interest deferment will not be considered as restructured as per Circular B-6 paragraph 24 and can be maintained as performing loans for the deferment term. Therefore, those loans are considered performing loans in order to determine the allowance for loan losses.

If such special standards had not been authorized, the Financial Group would have presented the following loan amounts in the December 31, 2009 balance sheet:

PERFORMING LOAN PORTFOLIO
Commercial loans
Business loans	Ps.	116,589
Loans to financial institutions	7,131
Government loans	38,993
Consumer loans	25,711
Mortgage loans	49,881
TOTAL PERFORMING LOAN PORTFOLIO	238,305

PAST-DUE LOAN PORTFOLIO
Commercial loans
Business loans	3,867
Consumer loans	1,943
Mortgage loans	1,049
TOTAL PAST-DUE LOAN PORTFOLIO	6,859

LOAN PORTFOLIO	245,164
(Minus) Allowance for loan losses	7,750
LOAN PORTFOLIO, net	237,414
ACQUIRED COLLECTION RIGHTS	2,548
TOTAL LOAN PORTFOLIO, net	Ps.	239,962

Moreover, the period’s net income would have been Ps. 5,597 as a result of an additional Ps. 215 in allowance for loan losses and a Ps. 42 reduction in interest income from the suspension of accrued interest derived from transferring loans to the past-due portfolio that would have been created without providing this support to borrowers.

As of December 31, 2009, the renewed commercial loans amounted to Ps. 704.

Policies and Procedures for Granting Loans

The granting, control and recovery of loans is regulated by the Financial Group’s Credit Manual, which has been authorized by the Board of Directors. Accordingly, administrative portfolio control is performed in the following areas:

I.            Business Managements (includes corporate, commercial, business, governmental and consumer banking), primarily through the branch network

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

Pursuant to the Commission’s Circular B-6, “Loan Portfolio”, distressed portfolio is defined as the commercial loans which, based on the current information and facts as well as on the loan revision process, are very unlikely to be fully recovered (both principal and interest) pursuant to the original terms and conditions. The performing and past-due portfolios are susceptible to be identified as a distressed portfolio. The commercial loan rating D and E risk degrees are as follows:

	2009		2008
Distressed portfolio	Ps.	1,373	Ps.	1,774
Total rated portfolio	253,660		254,495
Distressed portfolio/total rated portfolio	0.54%		0.70%

The Financial Group’s Treasury Department is the central unit responsible for balancing resource requirements and eliminating the interest rate risk derived from fixed rate transactions through the use of hedging and arbitrage strategies.

10 - LOANS RESTRUCTURED IN UDIS

The loans restructured in UDIS correspond to mortgage loans. The balance on December 31, 2009 and 2008 is detailed below:

	2009		2008
Performing portfolio	Ps.	542	Ps.	622
Current accrued interest	2		2
Past-due portfolio	14		35
Past-due accrued interest	1		1
	Ps.	559	Ps.	660

11 - ALLOWANCE FOR LOAN LOSSES

The Financial Group’s portfolio classification, which serves as the basis for recording the allowance for loan losses, is detailed below:

	2009
				Required allowances for losses
Risk category	Loan portfolio			Commercial portfolio		Consumer portfolio		Mortgage portfolio		Total
Exempt portfolio	Ps.	56		Ps.	—	Ps.	—	Ps.	—	Ps.	—
Risk A	58,169			—		63		159		222
Risk A1	106,990			495		—		—		495
Risk A2	57,118			520		—		—		520
Risk B	6,269			—		102		184		286
Risk B1	5,700			74		266		—		340
Risk B2	8,249			84		509		—		593
Risk B3	2,579			269		—		—		269
Risk C	2,494			—		795		132		927
Risk C1	1,404			301		—		—		301
Risk C2	803			380		—		—		380
Risk D	2,592			245		1,356		264		1,865
Risk E	1,272			1,008		272		—		1,280
Unclassified	(35)			—		—		—		—
	Ps.	253,660	*	Ps.	3,376	Ps.	3,363	Ps.	739	Ps.	7,478
Less: recorded allowance										7,535
Additional allowance										Ps.	57

	2008
				Required allowances for losses
Risk category	Loan portfolio			Commercial portfolio		Consumer portfolio		Mortgage portfolio		Total
Exempt portfolio	Ps.	76		Ps.	—	Ps.	—	Ps.	—	Ps.	—
Risk A	54,333			—		61		148		209
Risk A1	109,400			494		—		—		494
Risk A2	58,784			562		—		—		562
Risk B	5,800			—		107		168		275
Risk B1	17,034			49		353		—		402
Risk B2	1,834			58		183		—		241
Risk B3	1,277			140		—		—		140
Risk C	2,109			—		938		90		1,028
Risk C1	358			74		—		—		74
Risk C2	231			95		—		—		95
Risk D	1,738			204		835		190		1,229
Risk E	1,608			1,501		101		—		1,602
Unclassified	(87)			—		—		—		—
	Ps.	254,495	*	Ps.	3,177	Ps.	2,578	Ps.	596	Ps.	6,351
Less: recorded allowance										6,690
Additional allowance										Ps.	339

*The sum of the rated loan portfolio includes Ps. 5,114 and Ps. 5,991 in loans granted to subsidiaries whose balance was eliminated in the consolidation process as of December 31, 2009 and 2008, respectively.

The total portfolio balance used as the basis for the classification above includes amounts related to credit commitments, which is recorded in memorandum accounts.

The additional allowances comply with the general provisions applicable to credit institution and the notices issued by the Commission to regulate debtor support programs, denominated in UDI trusts.

As of December 31, 2009 and 2008, the estimated allowance for loan losses is determined based on portfolio balances at those dates. As of December 31, 2009 and 2008, the allowance for loan losses includes a reserve for 100% of delinquent interest owed.

As of December 31, 2009 and 2008, the allowance for loan losses represents 122% and 135%, respectively, of the past-due portfolio.

The estimated allowance includes the classification of loans granted in foreign currency, which are evaluated at the exchange rate in effect as of December 31, 2009 and 2008.

Credit card rating

Modification of the credit card consumer loan rating methodology

On August 12, 2009 the Commission issued a resolution to the General Criteria for Banking Institutions modifying the applicable revolving consumer loan rating so that the allowance for loan loss parameters may reflect, based on the current situation, the expected 12-month loss from credit cards.

Consequently, the Financial Group decided to record the initial cumulative financial effect derived from applying the aforementioned criteria as per temporary article two section I against the results of previous periods. This effect was recorded in September 2009.

The Financial Group recorded the aforementioned effect with a charge of Ps. 1,102 to “Retained earnings from prior years” in stockholders’ equity and a credit for the same amount to the “Allowance for loan losses”. Furthermore, the corresponding deferred tax asset of Ps. 419 was also recorded through “Retained earnings from prior years “ in stockholders’ equity.

If the aforementioned effect had been recorded in the results of 2009, the affected items and amounts that the Financial Group would have recorded in the balance sheet and statement of income would be:

			Effect		Would be presented

Balance Sheet

Stockholders’ Equity:
Retained earnings from prior years	Ps.	20,681	Ps.	683	Ps.	21,364
Controlling interest net income	5,854		(683)		5,171
Total stockholders’ equity	Ps.	44,974	Ps.	—	Ps.	44,974

Statement of Income

Provision for loan losses	8,286		1,102		9,388
Financial margin after allowance for loan losses	14,897		(1,102)		13,795
Deferred income taxes (net)	(536)		(419)		(955)
Net income	Ps.	5,854	Ps.	(683)	Ps.	5,171

Rollforward of allowance for loan losses

A rollforward of the allowance for loan losses is detailed below:

	2009		2008
Balance at the beginning of the year	Ps.	6,690	Ps.	3,786
Increase charged to results	8,208		6,835
Reserve release	—		(16)
Debt forgiveness and write-offs	(8,464)		(4,085)
Valuation in foreign currencies and UDIS	(19)		108
Rebates granted to housing debtors	(46)		(74)
Created with profit margin (UDIS Trusts)	59		48
Benefits from FOPYME and FINAPE programs	—		(3)
Recognized against retained earnings from prior years	1,136		103
Other	(29)		(12)
Year-end balance	Ps.	7,535	Ps.	6,690

As of December 31, 2009, the net amount of preventive loan loss reserves charged to the income statement totals Ps. 8,282 and is comprised of Ps. 8,286 directly credited to the estimate and Ps. 4 charged to other operating expenses. As of December 31, 2008, the net amount of preventive loan loss reserves charged to the income statement totals Ps. 6,883 and is comprised of Ps. 6,896 directly credited to the estimate and Ps. 13 charged to other operating expenses.

12 - ACQUIRED PORTFOLIOS

As of December 31, 2009 and 2008, the acquired portfolios are comprised as follows:

	2009		2008		Valuation Method
Bancomer III	Ps.	125	Ps.	141	Cash Basis Method
Bancomer IV	456		561		Cash Basis Method
Bital I	171		229		Cash Basis Method
Bital II	72		82		Cash Basis Method
Banamex Mortgage	302		330		Cash Basis Method
GMAC Banorte	66		95		Cash Basis Method
Serfin Comercial I	92		127		Cash Basis Method
Serfin Comercial II	105		94		Interest Method
Serfin Mortgage	160		197		Cash Basis Method
Santander	70		73		Interest Method (Commercial); Cash Basis Method (Mortgage)
Banorte Mortgage	196		234		Interest Method
Meseta	—		47		Cash Basis Method
Vipesa	—		6		Cash Basis Method
Goldman Sachs	145		183		Cash Basis Method
Confia I	80		93		Cost Recovery Method
Banorte Sólida Commercial	35		40		Cost Recovery Method
Solida Mortgage	473		517		Interest Method
	Ps.	2,548	Ps.	3,049

As of December 31, 2009, the Financial Group recognized income from credit asset portfolios of Ps. 718, together with the respective amortization of Ps. 448, the effects of which were recognized under the “Other income” heading in the consolidated statement of income. For the year ended December 31, 2008, the Financial Group recognized income of Ps. 1,156, together with the respective amortization of Ps. 546.

Since 2008, mortgage loans that are amortized under the interest method are evaluated jointly as a sector given the features that they commonly share. The loan grouping is made pursuant to the current regulations.

The Financial Group performs an analysis based on events or information to estimate the amount of expected cash flows to determine the estimated rate of return used in applying the valuation method for the amortization of the receivable. If the analysis demonstrates that the expected future cash flows will decrease, it will make an estimate for non-recoverability or difficult collection against the year’s results for the amount that such expected cash flows are lower than the book value of the receivable.

Assets other than cash that the Financial Group has received as part of portfolio collection or recovery have been mainly in real property.

The main feature considered for segmenting acquired portfolios has been the type of loan.

13 - OTHER ACCOUNTS RECEIVABLE, NET

As of December 31, 2009 and 2008, the other accounts receivable balance is as follows:

	2009		2008
Loans to officers and employees	Ps.	1,134	Ps.	1,162
Debtors from liquidation settlement	2,706		2,643
Real property portfolios	1,183		982
Fiduciary rights	4,104		3,083
Sundry debtors in Mexican pesos	1,182		1,284
Sundry debtors in foreign currency	928		86
Other	380		386
	11,617		9,626
Allowance for doubtful accounts	(293)		(112)
	Ps.	11,324	Ps.	9,514

The real property portfolios include Ps. 300 that correspond to the collection rights of the INVEX trust that is valued applying the interest method.

Loans to officers and employees mature in 2 to 30 years and accrue a 6% to 10% interest.

14 - FORECLOSED ASSETS, NET

As of December 31, 2009 and 2008, the foreclosed assets balance is as follows:

	2009		2008
Personal property	Ps.	67	Ps.	71
Real property	1,230		1,100
Goods pledged for sale	14		26
	1,311		1,197
Allowance for losses on foreclosed assets	(383)		(334)
	Ps.	928	Ps.	863

15 - PROPERTY, FURNITURE AND FIXTURES, NET

As of December 31, 2009 and 2008, the property, furniture and fixtures balance is as follows:

	2009		2008
Furniture and fixtures	Ps.	5,207	Ps.	4,902
Property intended for offices	5,272		5,396
Installation costs	2,750		2,407
	13,229		12,705
Less - Accumulated depreciation and amortization	(4,607)		(4,276)
	Ps.	8,622	Ps.	8,429

The depreciation recorded in the results of 2009 and 2008 was Ps. 997 and Ps. 945, respectively.

The average estimated useful lives of the Financial Group’s assets subject to depreciation are listed below:

Useful Life
Transportation equipment	4 years
Computer equipment	4.7 years
Furniture and fixtures	10 years
Real estate	From 4 to 99 years

16 - PERMANENT STOCK INVESTMENTS

Investment in unconsolidated subsidiaries and associated companies are valued according to the equity method, as detailed below:

	Share %	2009		2008
Seguros Banorte Generali, S.A. de C.V.	51%	Ps.	1,209	Ps.	1,086
Fondo Solida Banorte Generali, S.A. de C.V., SIEFORE	99%	719		558
Pensiones Banorte Generali, S.A. de C.V.	51%	518		503
Banorte Investment funds	Various	121		114
Controladora Prosa, S.A. de C.V.	19.73%	49		60
Servicio Pan Americano de Protección, S.A. de C.V.	8.50%	115		97
Transporte Aéreo Técnico Ejecutivo, S.A. de C.V.	45.33%	72		89
Fideicomiso Marhnos (Sólida)	100%	156		—
Others	Various	77		52
		Ps.	3,036	Ps.	2,559

The Financial Group exercises significant influence over its affiliates valued under the equity method by means of its representation on the board of directors or equivalent administrative body, as well as by means of significant intercompany transactions.

17 - DEFERRED TAXES, NET

The tax reported by the Financial Group is calculated based on the current tax result of the year and enacted tax regulations. However, due to temporary differences between accounting and tax balance sheet accounts, the Financial Group has recognized a recoverable net deferred tax asset of Ps.1,411 and Ps.471 as of December 31, 2009 and 2008, respectively, as detailed below:

	2009						2008
	Temporary		Deferred Effect				Temporary		Deferred Effect
	Differences		ISR		PTU		Differences		ISR		PTU
Temporary Differences - Assets
Allowance for loan losses	Ps.	315	Ps.	110	Ps.	—	Ps.	196	Ps.	68	Ps.	—
Unrealized loss (gain) on securities available for sale	(190)		(67)		—		78		22
Tax loss carryforwards	118		42		—		111		38		—
State tax on deferred assets	6		2		—		—		—		—
Surplus preventive allowances for credit risks over the net tax limit	4,757		1,332		476		936		262		94
Excess of tax over book value of foreclosed and fixed assets	1,132		308		52		1,160		317		69
PTU	775		232		77		896		252		90
Other assets	1,422		427		135		1,308		363		121
Total assets	Ps.	8,335	Ps.	2,386	Ps.	740	Ps.	4,685	Ps.	1,322	Ps.	374
Temporary Differences - Liabilities
Excess of book over tax value of fixed assets and expected expenses	Ps.	16	Ps.	4	Ps.	—	Ps.	4	Ps.	1	Ps.	—
Unrealized capital gain from special allowance	125		38		—		87		24		—
ISR payable on UDI trusts	145		40		—		139		39
Portfolios acquired	2,302		655		111		2,083		583		100
Capitalizable project expenses	528		159		53
Reversal of sales costs	16		4		—		18		5		—
Contribution to pension fund	1,500		420		150		1,000		280		100
Other	260		81		—		302		93		—
Total liabilities	Ps.	4,892	Ps.	1,401	Ps.	314	Ps.	3,633	Ps.	1,025	Ps.	200

Net accumulated asset	Ps.	3,443	Ps.	985	Ps.	426	Ps.	1,052	Ps.	297	Ps.	174

Deferred tax, net					Ps.	1,411					Ps.	471

As discussed in Note 26, as of December 31, 2009, the applicable income tax rate was 28%, and it will be 30% for 2010 to 2012 and 29% for 2013. Pursuant to the provisions of NIF D-4, “Income Taxes”, and INIF 8, “Effects of the Business Flat Tax”, based on financial forecasts, the Administration adjusted their balances based on the rates likely to be in effect at the time of their recovery. Additionally, it made forecasts for the IETU and compared it to ISR, and concluded that the Financial Group and its subsidiaries will continue to pay ISR. Thus no change was made to the deferred tax calculations.

Derived from consolidating Banorte USA, a net amount of Ps. 2 million was added to deferred taxes determined at a rate of 35% as per the tax law of the USA. Banorte USA’s deferred tax assets and liabilities are determined using the liability method. According to this method, the net liability of deferred taxes was determined based on the tax effects of temporary differences between the book and tax base of assets and liabilities.

18 - OTHER ASSETS

As of December 31, 2009 and 2008, other assets are as follows:

	2009		2008
Plan assets held for employee pension plans	Ps.	4,255	Ps.	3,482
Other amortizable expenses	2,200		2,352
Accumulated amortization of other expenses	(93)		(480)
Goodwill	3,121		5,377
	Ps.	9,483	Ps.	10,731

As of December 31, 2009, goodwill was Ps. 3,121 and was comprised of the following: Ps. 29 for the purchase of Banorte Generali, S.A. de C.V., AFORE; Ps. 2,838 for the purchase of INB and Ps. 254 for the purchase of Uniteller. As of December 31, 2008, the goodwill was Ps. 5,377 and was comprised as follows: Ps. 32 for the purchase of Banorte Generali, S.A. de C.V., AFORE; Ps. 3,001 for the purchase of INB; Ps. 2,082 for the purchase option program for the remaining 30% of INB shares and Ps. 262 for the purchase of Uniteller. As mentioned in Note 4, goodwill is not amortized and is subject to annual impairment tests.  No impairment to goodwill value was detected by December 31, 2009 and 2008.

As a result of the acquisition disussed in Note 2 c., Banorte recorded a reduction of goodwill and other accounts payable in the amount of Ps.2,082. This amount represented the value of the option agreement to purchase the remaining 30% of INB’s shares, which was originally recorded as goodwill as authorized by the Commission. MFRS requires recording this type of transaction as the acquisition of a noncontrolling interest, which is a transaction among stockholders.

19 - DEPOSITS

Liquidity coefficient

The “Investment regime for transactions in foreign currency and conditions to be fulfilled during the term of transactions in such currency” designed for credit institutions by Banco de México establishes the mechanism for determining the liquidity coefficient of liabilities denominated in foreign currency.

In accordance with such regime, during 2009 and 2008 the Financial Group generated a liquidity requirement of USD 755,917 thousand and USD 412,843 thousand, respectively, and held investments in liquid assets of USD 1,230,740 thousand and USD 661,95 thousand, representing a surplus of USD 474,823 thousand and USD 249,116 thousand, respectively.

Deposits

The liabilities derived from traditional deposits are comprised as follows:

	2009		2008
Immediately due and payable deposits
Checking accounts earning no interest:
Cash deposits	Ps.	59,334	Ps.	56,247
Checking accounts in US dollars for individual residents of the Mexican border	662		573
Demand deposits accounts	4,142		3,433
Checking accounts earning interest:
Other bank checking deposit	35,395		35,471
Savings accounts	268		234
Checking accounts in US dollars for individual residents of the Mexican border	2,055		2,166
Demand deposits accounts	35,705		30,212
IPAB checking accounts	20		14
	Ps.	137,581	Ps.	128,350

	2009		2008
Time deposits
General public:
Fixed-term deposits	25,711		20,681
Over-the-counter investments	49,156		43,436
Promissory note with interest payable at maturity (PRLV) primary market for individuals	57,819		53,270
PRLV primary market for business entities	1,195		1,056
Foreign resident deposits	83		78
Provision for interest	177		219
	134,141		118,740
Money market:
Fixed-term deposits	459		188
Over the counter promissory notes	1,430		12,323
Provision for interest	1,297		1,168
	3,186		13,679
	137,327		132,419
	Ps.	274,908	Ps.	260,769

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

These liabilities incur interest depending on the type of instrument and average balance held in the investments. The average interest rates and their currency of reference are shown below:

Immediately due and payable deposits:

	2009				2008
Foreign exchange	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Mexican pesos and UDIs	0.99%	0.73%	0.60%	0.59%	0.90%	0.96%	1.04%	1.13%
Foreign currency	0.05%	0.04%	0.03%	0.03%	0.38%	0.27%	0.26%	0.04%
Banorte USA
Demand deposits accounts	0.19%	0.09%	0.12%	0.13%	0.43%	0.28%	0.25%	0.19%
Money market	1.47%	1.30%	1.06%	1.04%	2.79%	1.88%	2.06%	1.66%

Time deposits:

	2009				2008
Foreign exchange	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
General public
Mexican pesos and UDIs	5.68%	4.45%	3.55%	3.50%	5.34%	5.32%	5.82%	6.16%
Foreign currency	0.91%	0.79%	0.90%	0.79%	2.35%	1.48%	1.75%	2.42%
Money market	8.59%	7.54%	5.72%	6.61%	8.05%	7.89%	8.39%	8.81%
Banorte USA	3.84%	3.56%	3.19%	2.95%	4.82%	4.53%	4.36%	4.07%

As of December 31, 2009 and 2008, the terms at which these deposits are traded are as follows:

	2009
	From 1 to		From 6 to		More than
	179 days		12 months		1 year		Total
General public
Fixed-term deposits	Ps.	15,740	Ps.	6,972	Ps.	2,999	Ps.	25,711
Over the counter investments	49,105		51		—		49,156
PRLV primary market for individuals	57,337		418		64		57,819
PRLV primary market for business entities	1,170		25		—		1,195
Foreign resident deposits	20		20		43		83
Provision for interest	162		13		2		177
	123,534		7,499		3,108		134,141
Money market:
Fixed-term deposits	—		—		459		459
Over the counter promissory notes	—		—		1,430		1,430
Provision for interest	—		11		1,286		1,297
	—		11		3,175		3,186
	Ps.	123,534	Ps.	7,510	Ps.	6,283	Ps.	137,327

	2008
	From 1 to		From 6 to		More than
	179 days		12 months		1 year		Total
General public
Fixed-term deposits	Ps.	12,643	Ps.	4,400	Ps.	3,638	Ps.	20,681
Over the counter investments	43,361		75		—		43,436
PRLV primary market for individuals	52,902		330		38		53,270
PRLV primary market for business entities	1,021		26		9		1,056
Foreign resident deposits	29		28		21		78
Provision for interest	201		18		—		219
	110,157		4,877		3,706		118,740
Money market:
Fixed-term deposits	—		—		188		188
Over the counter promissory notes	7,972		3,000		1,351		12,323
Provision for interest	32		48		1,088		1,168
	8,004		3,048		2,627		13,679
	Ps.	118,161	Ps.	7,925	Ps.	6,333	Ps.	132,419

20 - INTERBANK AND OTHER LOANS

The loans received from other banks as of December 31, 2009 and 2008 are as follows:

	Mexican pesos				Denominated in US dollars				Total
	2009		2008		2009		2008		2009		2008
Immediately due
Domestic banks (Call money)	Ps.	21	Ps.	—	Ps.	—	Ps.	1,245	Ps.	21	Ps.	1,245
	21		—		—		1,245		21		1,245
Short-term
Banco de México	—		11,123		1,964		—		1,964		11,123
Commercial banking	204		350		220		1,670		424		2,020
Development banking	6,233		4,755		1,593		2,421		7,826		7,176
Public trusts	2,801		3,602		314		514		3,115		4,116
Other agencies	—		—		—		121		—		121
Provision for interest	54		228		2		19		56		247
	9,292		20,058		4,093		4,745		13,385		24,803
Long-term
Commercial banking	895		1,081		1,439		3,533		2,334		4,614
Development banking	1,553		1,335		319		7		1,872		1,342
Public trusts	3,236		3,664		116		139		3,352		3,803
Other agencies	—		—		—		876		—		876
Provision for interest	—		—		4		—		4		—
	5,684		6,080		1,878		4,555		7,562		10,635
	Ps.	14,997	Ps.	26,138	Ps.	5,971	Ps.	10,545	Ps.	20,968	Ps.	36,683

These liabilities incur interest depending on the type of instrument and average balance of the loans.

The average interest rates are shown below:

	2009				2008
Foreign exchange	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Call money
Mexican pesos and UDIS	7.52%	5.53%	4.53%	4.46%	7.44%	7.48%	7.99%	8.17%

Other bank loans
Mexican pesos and UDIS	7.61%	6.51%	5.66%	5.48%	7.25%	7.17%	7.17%	8.41%
Foreign currency	3.00%	2.04%	1.30%	0.92%	5.33%	4.52%	4.51%	6.62%

Banorte USA liabilities accrue interest at an average rate of 4.49% and 1.43% as of December 31, 2009 and 2008, respectively. Moreover, the Arrendadora y Factor Banorte, S.A. de C.V. loans accrue an average interest rate of 6.46% and 9.21% in Mexican pesos and 2.86% and 4.44% in U.S. dollars by December 31, 2009 and 2008, respectively.

21 - SUNDRY CREDITORS AND OTHER PAYABLES

As of December 31, 2009 and 2008, the balance of sundry creditors and other payables is as follows:

	2009		2008
Cashier and certified checks and other negotiable instruments	Ps.	796	Ps.	830
Provision for employee retirement obligations	2,773		2,505
Provisions for sundry obligations	2,291		4,510
Other	3,108		2,871
	Ps.	8,968	Ps.	10,716

22 - EMPLOYEE RETIREMENT OBLIGATIONS

The Financial Group recognizes the liabilities for pension plans and seniority premium using the projected unit credit method, which considers the benefits accrued at the balance sheet date and the benefits generated during the year.

The amount of current and projected benefits as of December 31, 2009 and 2008, related to the defined benefit pension plan, seniority premiums and retiree medical coverage, determined by independent actuaries, is analyzed below:

	2009
	Pension plan		Seniority premiums		Medical services		Total
Projected benefit obligation (PBO)	Ps.	(725)	Ps.	(149)	Ps.	(1,633)	Ps.	(2,507)
Fund market value	1,125		269		1,749		3,143
Funded status	400		120		116		636
Transition asset (obligation)	22		(10)		246		258
Unrecognized prior service cost	2		(3)		—		(1)
Unrecognized actuarial losses	217		4		488		709
Net projected asset (liability)	Ps.	641	Ps.	111	Ps.	850	Ps.	1,602

2008
Pension plan	Seniority premiums	Medical services	Total
Projected benefit obligation (PBO)	Ps.	(728)	Ps.	(136)	Ps.	(1,318)	Ps.	(2,182)
Fund market value	947	226	1,357	2,530
Funded status	219	90	39	348
Transition asset (obligation)	32	(13)	328	347
Unrecognized prior service cost	2	(3)	—	(1)
Unrecognized actuarial losses	207	2	203	412
Net projected asset (liability)	Ps.	460	Ps.	76	Ps.	570	Ps.	1,106

The Financial Group has a net prepayment (net prepaid asset) of Ps. 4 generated by transferring personnel from Sólida Administradora de Portafolios, S.A. de C.V. (Sólida) to Banorte. Moreover, as of December 31, 2009, a separate fund amounting to Ps. 3,143, (Ps. 2,530 in 2008) has been set aside to meet the above-mentioned obligations, in accordance with NIF D-3 and is recorded under “Other assets”.

For the years ended December 31, 2009 and 2008, the net periodic pension cost is as follows:

	2009		2008
Service cost	Ps.	95	Ps.	81
Interest cost	197		181
Expected return on plan assets	(274)		(216)
Amortizations of unrecognized items:
Transition obligation	86		87
Effects of curtailment and reduction of obligations	—		1
Variations in assumptions	27		25
Net periodic pension cost	Ps.	131	Ps.	159

The rates used in the calculation of the projected benefit obligation and return on plan assets as of December 31, 2009 and 2008, are shown below:

Concept	2009 Nominal	2008 Nominal
Discount rate	9.25%	9.25%
Rate of wage increase	4.50%	4.50%
Rate of increase in costs and expenses of other postretirement benefits	5.57%	5.57%
Long-term inflation rate	3.50%	3.50%
Expected long-term rate of return on plan assets of the Banorte Brokerage House	10.25%	10.25%
Expected long-term rate of return on plan assets	10.0%	9.75%

The liability for severance indemnities due to causes other than restructuring, which was also determined by independent actuaries, is comprised as follows:

Concept	2009		2008
Defined and projected benefit obligations	Ps.	(158)	Ps.	(156)
Funded status	(158)		(156)
Transition obligation	62		83
Net projected liability	Ps.	(96)	Ps.	(73)

For the years ended December 31, 2009 and 2008, the net periodic pension cost is as follows:

Concept	2009		2008
Service cost	Ps.	27	Ps.	25
Interest cost	12		11
Transition obligation	21		21
Variations in assumptions	8		(2)
Net periodic pension cost	Ps.	68	Ps.	55

The balance of the employee retirement obligations presented in this note refer to the Financial Group’s defined benefit pension plan for those employees who remain enrolled.

The labor obligations derived from the defined contribution pension plan do not require an actuarial valuation as established in NIF D-3, because the cost of this plan is equivalent to the Financial Group’s contributions made to the plan. Moreover, this pension plan maintains a fund as of December 31, 2009 and 2008, equivalent to Ps. 1,140 and Ps. 958, respectively, which is recorded under “Other assets” and is equivalent to the recorded plan liability.

23 - SUBORDINATED DEBENTURES

As of December 31, 2009 and 2008, the subordinated debentures in circulation are as follows:

	2009		2008
Senior subordinated, nonconvertible debentures, maturing in January 2014, denominated in US dollars, at an interest rate of 5.875%, payable semiannually with a final principal payment at maturity (10-year term).	Ps.	—	Ps.	4,150
Preferred subordinated, nonconvertible debentures, maturing in April 2016, denominated in US dollars, at an interest rate of 6.135%, payable semiannually with a final principal payment at maturity (10-year term).	5,226		5,533
Nonpreferred subordinated nonconvertible debentures (Q BANORTE 08 debentures), maturing in February 2018, interest at the 28-day TIIE rate plus 0.60%.	3,000		3,000
Preferred subordinated nonconvertible debentures (Q BANORTE 08-2), maturing in June 2018, interest at the 28-day TIIE rate plus 0.77%.	2,750		2,750
Preferred subordinated nonconvertible debentures, BANORTE 09 debentures maturing in March 2019, interest at the 28-day TIIE rate plus 2%, payable in 130 periods of 28 days each.	2,200		—
Nonpreferred subordinated nonconvertible debentures, maturing in April 2021, denominated in US dollars, at an interest rate of 6.862%, payable semiannually with a final principal payment at maturity (15-year term).	2,613		2,766
Preferred subordinated nonconvertible debentures, Q BANORTE 08-U maturing in February 2028, interest at a 4.95% annual rate.	1,941		1,871
Subordinated debentures, maturing in June 2034, denominated in US dollars, at an interest rate of 2.75%.	135		143
Preferred subordinated debentures maturing in April 2034, denominated in US dollars, at an interest rate of 2.72%.	135		143
Accrued interest	168		257
	Ps.	18,168	Ps.	20,613

The costs related to these debentures are amortized using the straight-line method over the term of the debt. The amortization charged to results was Ps. 8 and Ps. 15 in 2009 and 2008, respectively.

24 - TRANSACTIONS AND BALANCES WITH SUBSIDIARIES AND ASSOCIATED COMPANIES

The balances and transactions with subsidiaries and associated companies as of December 31, 2009, 2008 and 2007, are as follows:

	Revenues						Accounts receivable
Institution	2009		2008		2007		2009		2008
Seguros Banorte Generali, S.A. de C.V.	Ps.	598	Ps.	613	Ps.	587	Ps.	9	Ps.	19

	Expenses						Accounts payable
Institution	2009		2008		2007		2009		2008
Seguros Banorte Generali, S.A. de C.V.	Ps.	101	Ps.	300	Ps.	310	Ps.	5	Ps.	24

All balances and transactions with the subsidiaries indicated in Note 3 have been eliminated in consolidation.

Pursuant to article 73 of the LIC (Credit Institutions Law), the loans granted by Banorte to any related party cannot exceed 50% of the basic portion of their net capital. For the years ended December 31, 2009 and 2008, the amount of the loans granted to related parties is Ps. 7,362 and Ps. 8,216, respectively, representing 46.2% and 54%, respectively, of the limit established by the LIC.

Loan portfolio sales

Sale of loan portfolio packages between related parties (nominal values)

In February 2003 Banorte sold Ps. 1,925 of its own portfolio (with interest) to its subsidiary Sólida at a price of Ps. 378. Of this transaction, Ps. 1,891 related to past-due amounts and Ps. 64 to the current portfolio. The transaction was recorded based on figures as of August 2002, for which reason the final amount affecting the February 2003 balance sheet was Ps. 1,856, considering the collections made since August 2002. In conjunction with the loan portfolio sold, Ps. 1,577 of the associated allowance for loan losses was transferred as well.

In official letter 601-II-323110 dated November 5, 2003, the Commission established the accounting criteria to be applied to this transaction and issued a series of rulings whereby Banorte must provide detailed information on the activities of this transaction throughout its duration, in the understanding that this transaction was a one-time event and not a recurring portfolio transfer procedure.

Pursuant to the foregoing, below is a summary of the activity of the loan portfolio sold to Sólida since August 2002 and for the years of 2008 and 2009:

	Mexican pesos						Foreign currency						Total
Type of portfolio	Aug 02		Dec 08		Dec 09		Aug 02		Dec 08		Dec 09		Aug 02		Dec 08		Dec 09
Performing portfolio
Commercial	Ps.	5	Ps.	—	Ps.	—	Ps.	5	Ps.	—	Ps.	—	Ps.	10	Ps.	—	Ps.	—
Mortgage	54		34		27		—		—		—		54		34		27
Total	59		34		27		5		—		—		64		34		27
Past-due portfolio
Commercial	405		367		361		293		116		110		698		483		471
Consumer	81		72		72		—		—		—		81		72		72
Mortgage	1,112		393		350		—		—		—		1,112		393		350
Total	1,598		832		783		293		116		110		1,891		948		893
Total portfolio	Ps.	1,657	Ps.	866	Ps.	810	Ps.	298	Ps.	116	Ps.	110	Ps.	1,955	Ps.	982	Ps.	920
Allowance for loan losses(1)
Commercial	326		355		349		246		116		110		572		471		459
Consumer	77		72		72		—		—				77		72		72
Mortgage	669		369		336		—		—		—		669		369		336
Total allowance for loan losses	Ps.	1,072	Ps.	796	Ps.	757	Ps.	246	Ps.	116	Ps.	110	Ps.	1,318	Ps.	912	Ps.	867

(1) Allowances required based on the classification methodology applied in Banorte that maintained a 99.99% equity interest in Sólida during 2009 and 2008.

As of December 31, 2009 and 2008, the composition of the Banorte’s loan portfolio, including the loan portfolio sold to Sólida, is as follows:

	Mexican pesos				Foreign currency				Total
Type of portfolio	Dec 09		Dec 08		Dec 09		Dec 08		Dec 09		Dec 08
Comercial loans	Ps.	133,823	Ps.	129,995	Ps.	11,316	Ps.	15,377	Ps.	145,139	Ps.	145,372
Consumer loans	25,525		29,116		—		—		25,525		29,116
Mortgage loans	47,378		43,784		—		—		47,378		43,784
Performing portfolio	206,726		202,895		11,316		15,377		218,042		218,272

Comercial loans	2,583		1,738		150		153		2,733		1,891
Consumer loans	2,014		2,570		—		—		2,014		2,570
Mortgage loans	1,151		1,098		—		—		1,151		1,098
Past-due portfolio	5,748		5,406		150		153		5,898		5,559

Total portfolio	212,474		208,301		11,466		15,530		223,940		223,831
Allowance for loan losses	7,425		6,950		384		285		7,809		7,235
Net portfolio	Ps.	205,049	Ps.	201,351	Ps.	11,082	Ps.	15,245	Ps.	216,131	Ps.	216,596
Allowance for loan losses									132.40%		130.15%
% of past-due portfolio									2.63%		2.48%

25 - INFORMATION BY SEGMENT

To analyze the financial information of the Financial Group, the data of the most representative segments as of December 31, 2009, 2008 and 2007 is presented.

a. The balances by service sector of the Financial Group, without considering the eliminations relative to the consolidation of the financial statements, are as follows:

	2009		2008		2007
Banking sector:
Net income	Ps.	5,132	Ps.	6,543	Ps.	6,151
Stockholders’ equity	40,348		35,526		30,440
Total portfolio	234,878		236,236		188,235
Past-due portfolio	6,051		4,836		2,743
Allowance for loan losses	(7,358)		(6,582)		(3,707)
Total net assets	548,560		562,433		274,361

Brokerage sector:
Net income	203		183		288
Stockholders’ equity	1,396		1,143		1,020
Portfolio balance	135,621		119,286		180,972
Total net assets	5,273		1,662		1,333

Long term savings sector:
Net income	772		579		736
Stockholders’ equity	4,727		4,216		3,962
Total net assets	32,026		27,789		23,701

Other finance companies sector:
Net income	425		336		271
Stockholders’ equity	1,631		1,308		1,092
Total portfolio	13,461		13,913		12,222
Past-due portfolio	103		74		37
Allowance for loan losses	(177)		(79)		(339)
Total net assets	Ps.	13,645	Ps.	14,322	Ps.	12,587

b. The trading results for the years ended December 31, 2009 and 2008, are as follows:

	2009		2008
Valuation results
Trading securities	Ps.	(17)	Ps.	109
Repurchase or resale agreement	(156)		49
Derivative financial instruments	20		(172)
Total valuation results	(153)		(14)

Purchase-sale results
Trading securities	318		25
Available for sale securities	23		(178)
Derivative financial instruments	180		428
Total securities purchase sale	521		275

Spot foreign currency	731		712
Foreign currency forwards	154		48
Foreign currency futures	(1)		1
Foreign currency valuation	(20)		6
Minted metals purchase and sales	4		5
Minted metals valuation	8		6
Total foreign currency purchase and sale	876		778
Total purchase and sale results	1,397		1,053
Total trading results	Ps.	1,244	Ps.	1,039

c. The performing loan portfolio, grouped by economic sector and geographical location, is as follows

	2009
	Geographical location
Economic sector	North		Central		West		South		Total
Agriculture	Ps.	2,314	Ps.	1,167	Ps.	581	Ps.	732	Ps.	4,794
Mining	347		18		14		13		392
Manufacturing	7,872		4,725		1,661		688		14,946
Construction	6,042		6,236		546		1,828		14,652
Public utilities	43		252		2		1		298
Commerce	10,543		7,241		3,307		6,031		27,122
Transportation	1,308		6,173		105		269		7,855
Financial services	8,975		11,280		130		1,473		21,858
Communal social services	2,524		4,242		1,514		369		8,649
Business groups	12		457		2		6		477
Public administration and services	21,403		12,938		2,070		2,516		38,927
INB	—		—		—		—		14,100
Credit card	—		—		—		—		11,801
Consumer	—		—		—		—		13,726
Mortgage	—		—		—		—		47,351
Other	—		—		—		—		54
Arrendadora y Factor Banorte	—		—		—		—		11,952
Performing loan portfolio	Ps.	61,383	Ps.	54,729	Ps.	9,932	Ps.	13,926	Ps.	238,954

	2008
	Geographical location
Economic sector	North		Central		West		South		Total
Agriculture	Ps.	2,576	Ps.	1,317	Ps.	571	Ps.	737	Ps.	5,201
Mining	58		20		11		30		119
Manufacturing	8,502		5,159		1,879		874		16,414
Construction	6,819		6,215		870		971		14,875
Public utilities	48		154		2		1		205
Commerce	13,870		9,345		3,477		6,359		33,051
Transportation	1,464		6,724		126		201		8,515
Financial services	9,319		13,385		242		1,713		24,659
Communal social services	2,904		3,728		1,651		822		9,105
Business groups	22		56		2		23		103
Public administration and services	14,668		8,382		1,626		2,413		27,089
International organization services	1		—		—		—		1
INB	—		—		—		—		15,618
Credit card	—		—		—		—		15,067
Consumer	—		—		—		—		14,053
Mortgage	—		—		—		—		43,750
Other	—		—		—		—		47
Arrendadora y Factor Banorte	—		—		—		—		12,194
Créditos Pronegocio	—		—		—		—		232
Performing loan portfolio	Ps.	60,251	Ps.	54,485	Ps.	10,457	Ps.	14,144	Ps.	240,298

d. The past-due loan portfolio, grouped by economic sector and geographical location, is summarized as follows

	2009
	Geographical location
Economic sector	North		Central		West		South		Total
Agriculture	Ps.	77	Ps.	129	Ps.	33	Ps.	20	Ps.	259
Mining	2		3		1		7		13
Manufacturing	121		175		73		46		415
Construction	89		105		12		27		233
Commerce	363		298		147		195		1,003
Transportation	41		27		13		19		100
Financial services	8		15		1		6		30
Communal social services	74		49		47		37		207
Business groups	1		—		—		—		1
INB	—		—		—		—		1,047
Credit card	—		—		—		—		1,610
Consumer	—		—		—		—		332
Mortgage	—		—		—		—		801
Arrendadora y Factor Banorte	—		—		—		—		103
Past-due loan portfolio	Ps.	776	Ps.	801	Ps.	327	Ps.	357	Ps.	6,154

	2008
	Geographical location
Economic sector	North		Central		West		South		Total
Agriculture	Ps.	30	Ps.	80	Ps.	16	Ps.	19	Ps.	145
Mining	4		2		1		6		13
Manufacturing	72		129		57		43		301
Construction	24		73		4		23		124
Commerce	214		206		95		122		637
Transportation	19		14		9		10		52
Financial services	2		11		—		3		16
Communal social services	39		31		13		33		116
Business groups	—		1		—		—		1
INB	—		—		—		—		225
Credit card	—		—		—		—		2,140
Consumer	—		—		—		—		359
Mortgage	—		—		—		—		705
Other	—		—		—		—		2
Arrendadora y Factor Banorte	—		—		—		—		74
Créditos Pronegocio	—		—		—		—		38
Past-due loan portfolio	Ps.	404	Ps.	547	Ps.	195	Ps.	259	Ps.	4,948

e. Deposit accounts grouped by product and geographical location are as follows:

	2009
	Geographical location
Product	Monterrey		Mexico City		West		Northwest		Southeast		Treasury and other		Foreign		Total
Non-interest bearing checking accounts	Ps.	13,209	Ps.	19,770	Ps.	5,845	Ps.	7,773	Ps.	7,963	Ps.	70	Ps.	—	Ps.	54,630
Interest-bearing checking accounts	6,417		23,033		4,041		6,192		8,039		162		—		47,884
Savings accounts	1		1		—		—		—		—		—		2
Current account in pesos and preestablished	3,449		5,232		1,492		2,733		2,556		122		—		15,584
Non-interest bearing demand deposits, USD	834		848		199		1,085		221		—		3,694		6,881
Interest bearing demand deposits, USD	2,454		1,570		577		2,463		238		—		5,012		12,314
Savings accounts in USD	—		—		—		—		—		—		265		265
Over the counter promissory notes	11,362		25,040		6,358		7,245		9,009		1,474		—		60,488
Time deposits, USD	3,328		4,095		1,775		2,255		897		17		13,427		25,794
Money desk customers	19,366		14,858		6,953		4,588		2,877		127		—		48,769
Financial intermediaries	—		—		—		—		—		2,277		—		2,277
FOBAPROA checking accounts bearing interest	20		—		—		—		—		—		—		20
Total deposits	Ps.	60,440	Ps.	94,447	Ps.	27,240	Ps.	34,334	Ps.	31,800	Ps.	4,249	Ps.	22,398	Ps.	274,908

	2008
	Geographical location
Product	Monterrey		Mexico City		West		Northwest		Southeast		Treasury and other		Foreign		Total
Non-interest bearing checking accounts	Ps.	14,364	Ps.	18,134	Ps.	5,506	Ps.	6,334	Ps.	7,625	Ps.	72	Ps.	—	Ps.	52,035
Interest-bearing checking accounts	7,550		21,108		2,546		6,157		7,554		145		—		45,060
Savings accounts	1		1		—		—		1		—		—		3
Current account in pesos and preestablished	3,392		4,275		1,328		2,236		2,247		149		—		13,627
Non-interest bearing demand deposits, USD	585		480		69		957		227		1		3,507		5,826
Interest bearing demand deposits, USD	2,390		1,634		359		2,136		242		—		4,792		11,553
Savings accounts in USD	—		—		—		—		—		—		231		231
Over the counter promissory notes	11,852		22,783		5,671		5,570		8,450		1,387		—		55,713
Time deposits, USD	2,199		3,804		1,677		1,595		931		18		10,535		20,759
Money desk customers	14,949		15,738		4,987		3,531		3,918		23		—		43,146
Financial intermediaries	—		—		—		—		—		12,802		—		12,802
FOBAPROA checking accounts bearing interest	14		—		—		—		—		—		—		14
Total deposits	Ps.	57,296	Ps.	87,957	Ps.	22,143	Ps.	28,516	Ps.	31,195	Ps.	14,597	Ps.	19,065	Ps.	260,769

26 - TAX ENVIRONMENT

In 2009 and 2008 the Financial Group was subject to ISR and IETU and in 2007 to ISR and IMPAC.

Income tax

Income tax (ISR) is calculated considering as taxable or deductible certain inflation effects; up until December 31, 2009 the ISR rate was 28%. On December 7, 2009 the decree was published reforming, adding and repealing various provisions of the Income Tax Law that went into effect on January 1, 2010. Temporary provisions were established by which the income tax rate from 2010 to 2012 will be 30%; 29% for 2013 and 28% for 2014.

Book to tax reconciliation

The principal items affecting the determination of the current tax expense of the Financial Group were the annual adjustment for inflation, the nondeductible amount of the allowance for loan losses that was over 2.5% of the average loan portfolio and the valuation of financial instruments.

PTU

The Financial Group determines employee statutory profit sharing based on the criteria established in the guidelines set forth by the Mexican Constitution.

Business Flat Tax

Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated for each period. The rate is 17.0% and 16.5% for 2009 and 2008, respectively, and 17.5% as of 2010. The Asset Tax Law was repealed upon enactment of LIETU; however, under certain circumstances, assets taxes paid in the ten years prior to the year in which ISR is paid, may be refunded, according to the terms of the law.  As of December 31, 2009, the Financial Group has no recoverable asset taxes.

27 - STOCKHOLDERS’ EQUITY

At the Stockholders’ Ordinary General Meetings held on April 30 and October 5, 2009, the following resolutions were adopted, among others:

•   To transfer the profits from 2008 equal to Ps. 6,663 to earnings from prior years, and increase the legal reserve by Ps. 351.

•   Declare cash dividends of Ps. 364, equivalent to Ps. 0.180045 Mexican pesos per share.

The Financial Group’s stockholders’ common stock as of December 31, 2009, 2008 and 2007 is comprised as follows:

	Number of shares with a nominal value of Ps. 3.50
	2009	2008	2007
“O” Series	2,017,847,548	2,013,997,548	2,002,718,738

	Historical Amounts
	2009		2008		2007
“O” Series	Ps.	7,000	Ps.	6,986	Ps.	7,009
Restatement in Mexican pesos of December 2007	4,956		4,955		4,956
	Ps.	11,956	Ps.	11,941	Ps.	11,965

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

The Financial Group’s net profit is subject to the requirement that at least 5% of net income of each year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value. The legal reserve may not be distributed to the stockholders during the life of the Financial Group, except in the form of a stock dividend. As of December 31, 2009, the legal reserve is Ps. 2,444 and represents 20% of paid-in capital.

Capitalization ratio (pertaining to Banorte, the Financial Group’s main subsidiary)

The capitalization rules for financial institutions establish requirements for specific levels of net capital, as a percentage of assets subject to both market and credit risk.

The information for December 31, 2009 sent to Banco de México to review is shown below.

The capitalization ratio of Banorte as of December 31, 2009 was 16.77% of total risk (market and credit), and 24.42% of credit risk, which in both cases exceed the current regulatory requirements.

The amount of net capital, divided by basic and complementary capital, is detailed below (these figures may differ from those in the basic financial statements):

Net capital as of December 31, 2009

Stockholders’ equity	Ps.	40,340
Subordinated debentures and capitalization instruments	4,615

Deduction of investment in securitized instruments	161
Deduction of investments in shares of financial entities	6,235
Deduction of investments in shares of non-financial entities	2,941
Deduction of intangibles and deferred expenses or costs	237
Basic capital	35,381
Debentures and capitalization instruments	13,283
Allowance for loan losses	1,155
Deduction of investment in securitized instruments	161
Complementary capital	14,277

Net capital	Ps.	49,658

Characteristics of the subordinated debentures:

Concept	Issuance amount		Maturity	Basic capital proportion	Complementary capital proportion
Complementary capital debentures 2006	Ps.	5,297	13/10/2016	0%	100%
Basic capital debentures 2006	Ps.	2,652	13/10/2021	100%	0%
Basic capital debentures 2008	Ps.	3,008	27/02/2018	65%	35%
Complementary capital debentures 2008	Ps.	1,971	15/02/2028	0%	100%
Complementary capital debentures 2008-2	Ps.	2,759	15/06/2018	0%	100%
Complementary capital debentures 2009	Ps.	2,211	18/03/2019	0%	100%

Assets subject to risk are detailed below:

Assets subject to market risk

Concept	Positions weighted by risk		Capital requirement
Transactions in Mexican pesos with nominal interest rate	Ps.	51,847	Ps.	4,148
Transactions with debt instruments in Mexican pesos with variable interest rates	10,879		870
Transactions in Mexican pesos with real interest rates or denominated in UDIS	1,985		159
Transactions in UDIS or with yields referenced to the National Consumer Price Index (INPC)	5		—
Transactions in Mexican pesos with nominal interest rates	3,294		263
Exchange transactions	1,607		129
Total	Ps.	69,617	Ps.	5,569

Assets subject to credit risk

Concept	Assets weighted by risk	Capital requirement
Group III (weighted at 10%)	Ps.	1	Ps.	—
Group III (weighted at 20%)	6,336	507
Group III (weighted at 23%)	409	33
Group III (weighted at 50%)	2,261	181
Group III (weighted at 57.5%)	370	30
Group IV (weighted at 20%)	6,669	533
Group V (weighted at 10%)	14	1
Group V (weighted at 20%)	6,100	488
Group V (weighted at 50%)	3,813	305
Group V (weighted at 150%)	3,659	293
Group VI (weighted at 50%)	6,050	484
Group VI (weighted at 75%)	5,134	411
Group VI (weighted at 100%)	51,313	4,105
Group VII (weighted at 20%)	776	62
Group VII (weighted at 50%)	17	1
Group VII (weighted at 100%)	55,269	4,421
Group VII (weighted at 115%)	7,022	562
Group VII (weighted at 150%)	506	40
Group VIII (weighted at 125%)	2,070	166
Group IX (weighted at 100%)	31,849	2,548
Sum	189,638	15,171
For permanent shares, furniture and real property, and advance payments and deferred charges	13,667	1,093
Total	Ps.	203,305	Ps.	16,264

Assets subject to credit risk:

Concept	Assets weighted by risk		Capital requirement
Total	Ps.	23,124	Ps.	1,850

28 - FOREIGN CURRENCY POSITION

As of December 31, 2009 and 2008, the Financial Group holds certain assets and liabilities in foreign currency, mainly US dollars, converted to the exchange rate issued by Banco de México at Ps. 13.0659 and Ps. 13.8325 per USD 1.00, respectively, as shown below:

	Thousands of US dollars
	2009		2008
Assets	5,497,623		5,179,560
Liabilities	5,166,587		4,894,904
Net asset position in US dollars	331,036		284,656
Net asset position in Mexican pesos	Ps.	4,325	Ps.	3,938

29 - POSITION IN UDIS

As of December 31, 2009 and 2008, the Financial Group holds certain assets and liabilities denominated in UDIS, converted to Mexican pesos based on the current equivalency of Ps. 4.340166 and Ps. 4.184316, per UDI, respectively, as shown below:

	Thousands of UDIS
	2009		2008
Assets	207,824		152,453
Liabilities	544,676		548,366
Net (liability) asset position in UDIS	(336,852)		(395,913)
Net asset (liability) position in Mexican pesos	Ps.	(1,462)	Ps.	(1,657)

30 - EARNINGS PER SHARE

Earnings per share is the result of dividing the net income by the weighted average of the Financial Group’s shares in circulation during the year.

Earnings per share for the years ended December 31, 2009, 2008 and 2007 are shown below:

	2009					2008		2007
	Net Income		Weighted share average	Earnings per share		Earnings per share		Earnings per share
Net income per share	Ps.	5,854	2,017,132,134	Ps.	2.9021	Ps.	3.4775	Ps.	3.3744

31 - MANAGEMENT RISK (unaudited)

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

The CPR is composed of regular members of the Board of Directors, the CEO of the Financial Group, the Managing of Comprehensive Risk Management, the Managing Director of Long Term Savings, and the Managing Director of the Brokerage House, as well as the Managing Director of Internal Audit, who has voice but not vote.

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

32 - COMPREHENSIVE RISK MANAGEMENT UNIT (UAIR) (unaudited, regarding Banorte, the Financial Group’s main subsidiary)

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

•      Market Risk and Liquidity Management;

•      Operational Risk Management, and

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

Operational Risk: loss resulting from lack of adaptation or failure in processes, personnel, internal systems or external events. This definition includes Technological Risk and Legal Risk. Technological Risk groups includes all potential losses from damage, interruption, alteration or failures derived from the use of or dependence on hardware, software, systems, applications, networks and any other information distribution channel, while Legal Risk involves the potential loss from penalties for noncompliance with legal and administrative regulations or the issuance of adverse final court rulings in relation to the operations performed by the Financial Group.

Credit risk

Credit Risk is the risk that the customers, issuers or counterparts will not comply with their payment obligations; therefore, adequate risk management is essential to maintain a high quality loan portfolio.

The Financial Group management credit risk objectives are as follows:

•      Improve the quality, diversification and composition of the loan portfolio to optimize the risk-return ratio.

•      Provide senior management with reliable and timely information to support decision-making in credit matters.

•      Provide the business departments with clear and sufficient tools to support credit placement and follow up.

•      Support the creation of economic value for stockolders by means of efficient credit risk management.

•      Define and constantly update the regulatory framework for credit risk management.

•      Comply with the credit risk management reporting requirements established by the relevant authorities.

•      Perform risk management in accordance with best practices; implementing models, methodologies, procedures and systems based on the latest international advances.

Individual credit risk

The Financial Group segments the loan portfolio into two large groups: the consumer and corporate portfolios.

Individual credit risk for the consumer portfolio is identified, measured and controlled by means of a parametric system (scoring) which includes models for each of the consumer products: mortgage, automotive, payroll credit, personal and credit card.

Individual risk for the corporate portfolio is identified, measured and controlled by means of the Target Markets, the Risk Acceptance Criteria and the Banorte Internal Risk Rating (CIR Banorte).

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

As of December 31, 2009, the total portfolio of the Financial Group is Ps. 223,019. The expected loss represents 2.4% and the unexpected loss represents 3.9% of the total operating portfolio. The average expected loss was 2.5% for the period between October and December 2009. As of December 31, 2008, the Financial Group’s total operating portfolio is Ps. 222,849. The expected loss represents 2.6% and the unexpected loss represents 4.4% of the total operating portfolio. The average expected loss was 2.4% for the period between October and December 2008.

Credit risk of financial instruments

There are specific policies for the origination, analysis, authorization and management of financial instruments to identify, measure, keep track of and control credit risk.

The origination policies define the type of financial instruments to operate and how to evaluate the credit quality of different types of issuers and counterparts. Credit quality is assigned by means of a rating obtained by an internal methodology, external rating evaluations or a combination of both. Additionally, there are maximum operating parameters depending on the type of issuer or counterpart, rating and operation type.

Analysis policies include the type of information and variables considered to analyze operations with financial instruments when they’re presented for their authorization by the corresponding committee, including information about the issuer or counterpart, financial instrument, operation destination and market information.

The Credit Committee is the body that authorizes operation lines with financial instruments according to the authorization policies. The authorization request is submitted by the business area and the areas involved in the operation with all the relevant information to be analyzed and, if applicable, authorized by the Committee.

The financial instrument operating lines management policy contemplates the procedures for registration, instrumentation, regulation compliance, revision, consumer monitoring, line management and responsibility of the areas and bodies involved in operating financial instruments.

Credit risk is measured by means of the rating associated with the issuer, issue or counterpart, which has an assigned degree of risk measured based on two elements:

1) The probability of delinquency by the issuer, issue or counterpart; expressed as a percentage between 0% and 100%. The higher the rating, the lower the probability of delinquency and vice versa.

2) The severity of the loss with respect to the operation’s total in the event of noncompliance, expressed as a percentage between 0% and 100%. The better the sureties or credit structure, the lower the severity of the loss and vice versa.

As of December 31, 2009, the investment in securities exposure to credit risk is Ps. 213,274, of which 99.4% has a rating greater than or equal to A-(mex) on the local scale. This places them in investment grade and the three main issuers other than the Federal Government, Semi-Private agencies and Domestic Financial Institutions represent 23% of the basic capital as of September 2009. Additionally, the investment exposure with the same issuer other than the Federal Government that represents a concentration greater than or equal to 5% of the net capital as of September 2009 has a rating of at least AA+(mex) as is made up of (term and weighted average interest rate): 3-month Bancomer stock certificates for Ps. 14,001 at 4.8%; 5-month Pemex stock certificates and bonds for Ps. 8,445 at 6.2%; 3-month certificates of deposit of the Federal Mortgage Association for Ps. 5,012 at 4.8%; 27-year State and Municipal Governments securitized loan certificates for Ps. 4,321 at 5.3%; 4-month Banobras stock certificates and bonds for Ps. 4.043 at 4.8%; and 11-day Banco Inbursa promissory notes for Ps. 3,004 at 4.6%.

For derivatives, the exposure is (Ps. 2,669), of which 99.9% is rated at least A-(mex) on the local scale, which places them at an investment grade and the three main counterparts other than the Federal Government, Semi-Private agencies and Domestic Financial Institutions represent 5% of the basic capital as of September 2009.

As of December 31, 2008, the investment in securities exposure to credit risk is Ps. 236,192, of which 99.8% has a rating greater than or equal to A-(mex) on the local scale. This places them in investment grade and the three main issuers other than the Federal Government, Semi-Private agencies and Domestic Financial Institutions represent 24% of the basic capital as of September 2008. Additionally, the investment exposure with the same issuer other than the Federadl Government that represents a concentration greater than or equal to 5% of the net capital as of September 2008 has a rating of at least A+(mex) as is made up of: Bancomer Ps. 16,126; Pemex Ps. 8,977; Banco Inbursa Ps. 5,551; Sociedad Hipotecaria Federal Ps. 5,002; Banobras Ps. 4,707; Securitization of State and Municipal Governments Ps. 4,498, and HSBC Ps. 2,616.

For derivatives, the exposure is (Ps. 2,835), of which 98.9% is rated at least A-(mex) on the local scale, which places them at an investment grade and the three main counterparts represent 8% of the basic capital as of September 2008.

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

In compliance with the risk diversification rules for asset and liability transactions, the following information is provided below:

Basic capital as of September 30, 2009	Ps.31,844

I. Financing whose individual amount represents more than 10% of basic capital:

Credit transactions
Number of financings	1
Amount of financings taken as a whole	4,532
% in relation to basic capital	14%

Money market transactions
Number of financings	1
Amount of financings taken as a whole	4,321
% in relation to basic capital	14%

Overnight transactions
Number of financings	1
Amount of financings taken as a whole	5,618
% in relation to basic capital	18%

II. Maximum amount of financing with the three largest debtors and common risk groups	Ps.	15,945

Market risk

Value at risk

The exposure to market risk is determined through the calculation of the Value at Risk (“VaR”). The meaning of the VaR under this method is the potential day loss that could be generated in the valuation of the portfolios at a given date. This methodology is used both for the calculation of market risk and for the establishment and control of internal limits.

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

The average VaR for the portfolio of financial instruments was Ps. 2,584 for the last quarter 2009.

	4Q08		1Q09		2Q09		3Q09		4Q09
VaR Banorte*	Ps.	2,430	Ps.	2,357	Ps.	2,861	Ps.	3,123	Ps.	2,584
Banorte net capital***	43,248		44,198		45,949		46,898		49,679
VaR / net capital Banorte	5.62%		5.33%		6.23%		6.66%		5.20%

* Quarterly Average

*** Sum of net capital at the close of the quarter

Also, the average of the VaR per risk factor for the Financial Group’s portfolio of securities behaved as follows during the fourth quarter of 2009:

Risk factor	VaR
Domestic interest rate	Ps.	2,582
Foreign interest rate	648
Exchange rate	122
Capital	131
Total VaR	Ps.	2,584

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

Operations with derivative products

The one-day individual VaR that the Financial Group has for each type of trading and hedging derivatives for the fourth quarter of 2009 was:

Trading derivatives	4Q08		4Q09
Futures
MEXDER rate futures	Ps.	—	Ps.	—
Exchange rate derivatives
Forwards	2		15
Options	1		—
Interest rate options	6		4
Swap options	—		2
Swaps
TIIE swaps	19		12
LIBOR swaps	—		2
Cross currency exchange rate swaps	212		207
Total trading derivatives	Ps.	240	Ps.	242

Hedging derivatives	4Q08		4Q09
Swaps
Cross currency exchange rate swaps for portfolio hedging in USD	Ps.	10	Ps.	8
Cross currency exchange rate swaps for obligations hedging in USD	179		145
Cross currency exchange rate swaps for bonds hedging in USD	305		304
TIIE swaps for obligations hedging in Mexican pesos	30		63
TIIE swaps for promissory note hedging in Mexican pesos	139		265
Rate operations for portfolio hedging at a fixed rate	40		59
Total hedging derivatives	Ps.	703	Ps.	844

To calculate the VaR for each of the derivatives listed, the non-parametric historic simulation method is applied to a 99% level of confidence and a one-day horizon. For instance, the Value at Risk for TIIE Swaps is Ps. 21. This means that under normal condition, 99 days out of every 100 the maximum potential loss is Ps. 21 in one day.

The trading and hedging derivatives totals are the arithmetic sum of the VaR of each without considering any correlation among them.

Investments in securities

The one-day individual VaR that the Financial Group has for each type of securities for the fourth quarter of 2009 was:

Trading securities	4Q08		4Q09
Variable rate government bonds	Ps.	—	Ps.	7
Fixed rate government bonds	—		2
Bank bonds	2		3
Securitization certificates	36		37
Capital	8		13
US treasury bonds	—		3
PEMEX Eurobonds	5		28
UMS	12		12
Bank eurobonds	110		107
Private company eurobonds	18		11
Total	Ps.	191	Ps.	223

Securities at maturity	4Q08		4Q09
Variable rate government bonds	Ps.	108	Ps.	92
Fixed rate government bonds	2		4
Securitization certificates	40		42
CEDES	1		4
Bank bonds	3		—
PEMEX eurobonds	140		157
UMS	52		89
Zero coupon bank bonds	11		11
Private company eurobonds	3		4
Total	Ps.	360	Ps.	403

To calculate the VaR for each of the types of securities listed, the non-parametric historic simulation method is applied to a 99% level of confidence and a one-day horizon. For instance, the Value at Risk for trading UMS is Ps. 12. This means that under normal condition, 99 days out of every 100 the maximum potential loss is Ps. 12 in one day.

The trading and hedging derivatives totals are the arithmetic sum of the VaR of each without considering any correlation among them.

Backtesting analysis

To validate the effectiveness of the measurements of the calculation of the daily VaR as a measurement of market risk, the Backtesting analysis is updated each week. This analysis makes it possible to compare the estimated results through the VaR with the actual results generated.

As a result of Backtesting during 2009, the following three events showed losses that exceeded the one-day VaR calculations:

Event date	Affected risk factor
February 19, 2009	Interest rate increase
February 20, 2009	Interest rate increase
February 26, 2009	Interest rate increase

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

Sensitivity for derivative transactions

Sensitivity analysis on derivative transactions is carried out as follows:

•      Estimate gain or loss of the securities valuation in the event of:

•    A parallel change of +100 basis points of domestic interest rates

•    A parallel change of +100 basis points of foreign interest rates

•    A 5% devaluation in the MXP/USD and MXP/EUR exchange rate.

The results may be gains or losses depending on the nature of the derivative.

Trading derivatives	+100 bp domestic rates		+100 bp foreign rates		+5% exchange rate
Futures
MEXDER rate futures	Ps.	(1)	Ps.	—	Ps.	—
Exchange rate derivatives
Forwards	(1)		1		(26)
Interest rate options	(22)		—		—
Swap options	(2)		—		—
Swaps
TIIE swaps	30		—		—
LIBOR swaps	—		—		1
Cross currency exchange rate swaps	(146)		194		(270)
Total trading derivatives	Ps.	(142)	Ps.	195	Ps.	(295)

Hedging derivatives	+100 bp domestic rates		+100 bp foreign rates		+5% exchange rate
Swaps
Cross currency exchange rate swaps for portfolio hedging in USD	Ps.	(1)	Ps.	2	Ps.	(13)
Cross currency exchange rate swaps for obligations hedging in USD	51		(71)		252
TIIE swaps for obligations hedging in Mexican pesos	162		—		—
TIIE swaps for promissory note hedging in Mexican pesos	562		—		—
Rate operations for portfolio hedging at a fixed rate	64		—		—
Total hedging derivatives	Ps.	838	Ps.	(69)	Ps.	239

In the event of any of above scenarios, the losses or gains of the trading securities will directly impact the Financial Group’s statement of income and capital hedging derivatives.

Based on the above analysis, it can be concluded that the trading derivatives portfolio is exposed mainly to increases in domestic interest rates and exchange rate devaluations. However, the hedging derivatives portfolio is exposed to foreign interest rate increases without considering the gain of the hedged liability.

Sensitivity for securities transactions

Sensitivity analysis on securities transactions is carried out as follows:

•      Estimate gain or loss of the securities valuation in the event of:

•        A parallel change of +100 basis points of domestic interest rates

•        A parallel change of +100 basis points of foreign interest rates

•        A 5% devaluation in the MXP/USD and MXP/EUR exchange rate.

•        A change of +5 basis points in government bond surcharges

•        A change of +50 basis points in sovereign risk

The results may be gains or losses depending on the nature of the instrument.

Trading securities	+100 bp domestic rates	+100 bp foreign rates	+5% exchange rate	+5 bp sur- charges	+50 bp sovereign risk
Variable rate government bonds	Ps.	(13)	Ps.	—	Ps.	—	Ps.	(14)	Ps.	—
Fixed rate government bonds	(8)	—	—	—	—
Securitization certificates	(7)	—	—	—	—
Promissory note payable upon maturity	(4)	—	—	—	—
US treasury bonds	—	(8)	6	—	—
PEMEX eurobonds	—	(33)	48	—	(19)
UMS	—	(7)	21	—	(3)
Bank eurobonds	—	(126)	195	—	—
Private company eurobonds	—	(6)	19	—	—
Total	Ps.	(32)	Ps.	(180)	Ps.	289	Ps.	(14)	Ps.	(22)

Securities at maturity	+100 bp domestic rates	+100 bp foreign rates	+5% exchange rate	+5 bp sur- charges	+50 bp sovereign risk
Variable rate government bonds	Ps.	(170)	Ps.	—	Ps.	—	Ps.	(154)	Ps.	—
Fixed rate government bonds	(16)	—	—	—	—
Securitization certificates	(32)	—	—	—	—
Zero coupon government bonds	(1)	—	—	—	—
Promissory note payable upon maturity	(4)	—	—	—	—
CEDES	(1)	—	—	—	—
PEMEX eurobonds	—	(214)	280	—	(109)
UMS	—	(132)	154	—	(67)
Zero coupon bank bonds	(1)	(44)	—	—	—
Private company eurobonds	—	(3)	2	—	—
Total	Ps.	(225)	Ps.	(393)	Ps.	436	Ps.	(154)	Ps.	(176)

In the event of any of above scenarios, the losses or gains of the operations with trading securities and securities at maturity will directly impact the Financial Group’s results.

In conclusion, trading securities and securities at maturity are exposed to domestic interest rate increases, foreign rate increases, surcharges and deterioration of the sovereign risk.

Liquidity and balance sheet risk

In order to provide a measurement of liquidity risk in the Financial Group and provide follow-up consistently, the Financial Group relies on the use of financial ratios, which include the Liquidity Ratio (Current Assets/Liquid Liabilities). Liquid assets include cash and cash equivalents, trading securities and available for sale securities. By the same token, liquid liabilities include immediate demand deposits, immediate demand interbank loans and short-term loans. The liquidity ratio at the end of the fourth quarter of 2009 is 63.9%, while the average during the quarter is 71.0%, as shown below:

	End of quarter
	4Q08		1Q09		2Q09		3Q09		4Q09
Liquid assets	Ps.	72,557	Ps.	73,101	Ps.	90,359	Ps.	85,221	Ps.	91,931
Liquid liabilities	147,498		143,671		142,566		136,930		143,834
Liquidity ratio	49.2%		50.9%		63.4%		62.2%		63.9%

	Average
	4Q08		1Q09		2Q09		3Q09		4Q09
Liquid assets	Ps.	64,453	Ps.	60,386	Ps.	74,492	Ps.	83,046	Ps.	92,729
Liquid liabilities	127,061		125,844		129,632		127,571		130,575
Liquidity ratio	50.7%		48.0%		57.5%		65.1%		71.0%

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

The operation with derivatives allows leveling the differentials between assets and liabilities in different maturity gaps, minimizing the Liquidity Risk. Considering only the contractual obligations of the different types of hedging and trading swaps that the Financial Group operates, a maturity analysis is found below:

Net position
	Asset position		Liability position		Net
Gap
1 month	Ps.	271	Ps.	(289)	Ps.	(18)
3 months	3		—		3
6 months	2		(12)		(10)
1 year	5		(247)		(242)
2 years	655		(70)		585
3 years	1		(40)		(39)
4 years	166		(259)		(93)
5 years	460		(411)		49
7 years	361		(709)		(348)
10 years	4		(1,051)		(1,047)
15 years	6		—		6
20 years	8		(12)		(4)
> 20 years	3		(13)		(10)
Total	Ps.	1,945	Ps.	(3,113)	Ps.	(1,168)

Operational risk

As of January 2003, the Financial Group established a formal operational risk department denominated “Operational Risk Management Department” as part of its Risk Management Strategy.

The Financial Group defines operational risk as the potential loss due to failures or deficiencies in internal controls because of operation processing and storing or in data transfer, and adverse administrative and judicial rulings, frauds or theft (this definition includes technology and legal risk).

Operating risk management’s objectives are: a) to enable and support the organization to reach its institutional objectives through operational risk prevention and management; b) to insure that the existing operational risks and the required controls are duly identified, evaluated and aligned with the organization’s risk strategy; and c) to insure that operational risks are duly quantified in order to assign the proper capital for operational risk.

Operational risk management’s cornerstones

I.              Policies, objectives and guidelines

The Financial Group has documented the operational risk policies, objectives, guidelines, methodologies and responsible areas.

The Operational Risk Department works closely with the Controllership Department to promote effective Internal Control that defines the proper procedures and controls to mitigate Operational Risk. The Internal Audit Department follows up on compliance.

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

33 - MEMORANDUM ACCOUNTS

	2009		2008
Bank customers (current accounts)	Ps.	4	Ps.	74
Settlement of customer transactions	(80)		35
Customer valuables received in custody	134,480		118,537
Customer repurchase agreements	35,680		35,688
Customer call options transactions	—		274
Managed trusts	4,641		2,378
	Ps.	174,725	Ps.	156,986
Other contingent assets and liabilities	Ps.	273	Ps.	266
Credit commitments	2,272		2,793
Deposits of assets	1,632		3,006
Financial Group securities delivered into custody	—		886
Financial Group government securities held in custody	—		101
Assets in trusts or under mandate	112,942		90,469
Managed assets in custody	158,547		131,886
Investment banking transactions on account of third parties (net)	74,646		84,615
Collateral received by the institution	33,464		31,567
Collateral received and sold or given as a pledge by the entity	43,165		—
Past-due loan portfolio accrued and uncollected interest	198		137
	Ps.	427,139	Ps.	345,726
Securities to be received in repurchase agreements	Ps.	—	Ps.	39,939
Less: Creditor repurchase and resale agreement	—		(40,176)
	Ps.	—	Ps.	(237)
Repurchase agreement from debtors	Ps.	—	Ps.	35,054
Less: Securities to be received in repurchase agreements	—		(34,908)
	Ps.	—	Ps.	146

34 - COMMITMENTS

As of December 31, 2009 and 2008, the Financial Group had the following contingent obligations and commitments:

•                  Other contingent obligations and opening of credits totaling Ps. 2,545 (Ps. 3,059 in 2008), which are recorded in memorandum accounts.

•                  Certain real property and operating equipment are leased. Total property lease payments for the periods ended December 31, 2009 and 2008, were Ps. 197 and Ps. 159, respectively.

35 - CONTINGENCIES

As of December 31, 2009, there are lawsuits filed against the Financial Group in civil and business court cases. However, the Financial Group’s attorneys consider that the claims filed are unsubstantiated and, in the event of an adverse ruling, they would not significantly impact the Financial Group’s consolidated financial position. A reserve of Ps. 77 is recorded for such contentious matters.

36 - SAVINGS PREVENTIVE AND PROTECTION MECHANISM

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

During 2009 and 2008, the amount of contributions to the IPAB payable by Banorte for fees amounted to Ps. 1,073 and Ps. 938, respectively.

37 — DIFFERENCES BETWEEN MEXICAN BANKING GAAP AND MEXICAN FINANCIAL REPORTING STANDARDS

The Financial Group’s consolidated financial statements are prepared in accordance with the Accounting Practices established by the Commission (“Mexican Banking GAAP”), which differ in certain respects from Mexican Financial Reporting Standards (“MFRS”).

The principal differences and the effect on consolidated net income and consolidated stockholders’ equity are presented below with an explanation of the adjustments. This information is not required by Mexican Banking GAAP

Reconciliation of stockholders’ equity:

	December 31,
	2009		2008
Stockholders’ equity under Mexican Banking GAAP	Ps.	44,974	Ps.	39,746

Adjustments:
Loan loss reserves (See B)	(198)		(97)
Loan origination fees and costs (See A)	275		149
Reserve for foreclosed assets (See C)	45		(45)
Insurance and postretirement activities (See A)	1,857		1,738
Derivatives (See A)	—		(75)
Business combinations (See D)	—		(2,035)
Purchased loan portfolio (See A)	(163)		(383)
Securitizations (See E)	(179)		(331)
Repurchase agreements (See A)	—		(24)
Investment valuation (See A)	7		(11)
Capitalized costs (See A)	—		(53)
Total adjustments	1,644		(1,167)
Tax effect on adjustments (See G)	(439)		(176)
Noncontrolling interest attributable to adjustments (See H)	(645)		(513)

Stockholders’ equity under MFRS	Ps.	45,534	Ps.	37,890

Reconciliation of net income:

	Year ended December 31,
	2009		2008
Net income under Mexican Banking GAAP	Ps.	5,854	Ps.	7,014

Adjustments:
Loan loss reserves (See B)	(101)		95
Loan origination fees and costs (See A)	126		4
Reserve for foreclosed assets (See C)	90		(210)
Insurance and postretirement activities (See A)	119		286
Derivatives (See A)	75		(93)
Purchased loan portfolio (See A)	220		278
Securitizations (See E)	152		(149)
Repurchase agreements (See A)	24		46
Investment valuation (See A)	19		(16)
Capitalized costs (See A)	—		68
Change in credit card loan rating methodology (F)	(1,102)		—
Total adjustments	(378)		309
Tax effect on adjustments (See G)	157		(150)
Noncontrolling interest attributable to adjustments (See H)	(31)		(91)

Net income under MFRS	Ps.	5,602	Ps.	7,082

Explanation of reconciling items:

A) General

This difference between Mexican Banking GAAP and MFRS is explained further in Note 38, as the accounting treatment under MFRS and U.S. GAAP are the same for this item.

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

C) Reserve for foreclosed assets

Under Mexican Banking GAAP, reserves for foreclosed assets are required based on their nature and number of months outstanding. Under MFRS, these assets are recognized at the lower of the corresponding loan’s book value or the fair value of the foreclosed asset. Potential impairment should also be evaluated and recognized, as necessary, on these assets.

D) Business combinations

As disclosed in Note 2c), in April 2009 the Financial Group exercised its call option acquiring the remaining 30% of INB’s shares and as of December 31, 2009 is now the 100% owner. For purposes of Mexican Banking GAAP this resulted in cancelling the value of the call option that had been recorded upon initial recognition. Through December 31, 2008,  the Financial Group had recorded the value of the put option held by the INB noncontrolling interest at its contractual value under Mexican Banking GAAP, which increased the amount of goodwill recorded in the purchase price allocation. Under MFRS, changes in the value of the put option were reflected in stockholders’ equity given that it occurred between common shareholders. Changes in the recorded value of the put option liability do not affect net income for either Mexican Banking GAAP or MFRS; as such no adjustment to net income is reflected in the reconciliation for this item.

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

Under MRFS, the securitization transactions entered into by the Financial Group, were evaluated under the “transfer of risks and rewards” approach, concluding that all of such risks and rewards were not transferred, thus, the adjustment represents the reinstatement of the assets and liabilities to the Financial Group’s balance sheet.

F) Change in credit card loan rating methodology

As disclosed in Note 11, the cumulative effect of the consumer loan rating methodology for credit card operations was recorded prior year retained earnings with the Commission’s expressed authorization. MFRS requires that such transactions be recorded in current earnings.

G) Income taxes

MFRS differences as described above, to the extent taxable, are reflected in the MFRS deferred tax balances.

H) Noncontrolling interest

The effects of the MFRS differences as described in this Note reflect the amounts assigned to the noncontrolling interests.

38 — DIFFERENCES BETWEEN MEXICAN BANKING GAAP AND U.S. GAAP

The Financial Group’s consolidated financial statements are prepared in accordance with Mexican Banking GAAP, which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Through December 31, 2007, the Mexican Banking GAAP consolidated financial statements include the effects of inflation as provided for under NIF B-10, “Recognition of the Effects of Inflation in Financial Information”, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The application of NIF B-10 represented a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, was considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. Beginning on January 1, 2008, and through December 31, 2009, in accordance with NIF B-10, “Effects of Inflation”, the Financial Group discontinued the recognition of inflation in its financial statements under Mexican Banking GAAP as the cumulative inflation for the preceding three years was less than 26%. Notwithstanding the prior comments, the following reconciliation to U.S. GAAP for the year ended December 31, 2007 does not include the reversal of the adjustments required under NIF B-10, as permitted by the rules and regulations of the Securities and Exchange Commission (the “SEC”).

The principal differences as they relate to the Financial Group between Mexican Banking GAAP and U.S. GAAP and the effect on consolidated stockholders’ equity and consolidated net income are presented below, with an explanation of the adjustments.

Reconciliation of stockholders’ equity:

	December 31,
	2009		2008
Stockholders’ equity under Mexican Banking GAAP	Ps.	44,974	Ps.	39,746

U.S. GAAP adjustments:
Loan loss reserves (See A)	3,034		1,366
Loan origination fees and costs (See B)	275		149
Purchased loan portfolio (See C)	(163)		(383)
Derivatives (See D)	—		(75)
Reserve for foreclosed assets (See E)	45		(45)
Insurance and postretirement activities (See F)	1,857		1,738
Business combinations (See G)	969		25
Employee retirement obligations (See H)	(1,029)		(848)
Capitalized costs (See I)	—		(53)
Securitizations (See J)	(22)		(136)
Other adjustments (See K)	322		86
Fair value measurements (See L)	(63)		(137)
IFC transaction (See M)	(3,651)		—
Income taxes (See N)	(1,617)		(1,614)
Total U.S. GAAP adjustments	(43)		73
Tax effect on U.S. GAAP adjustments (See N)	(1,794)		(491)
Noncontrolling interest attributable to U.S. GAAP adjustments (See O)	(689)		(539)
Stockholders’ equity under U.S. GAAP	Ps.	42,448	Ps.	38,789

Reconciliation of net income:

	Years ended December 31,
	2009		2008		2007
Net income under Mexican Banking GAAP	Ps.	5,854	Ps.	7,014	Ps.	6,810
U.S. GAAP adjustments:
Loan loss reserves (See A)	1,668		225		(245)
Loan origination fees and costs (See B)	126		4		438
Purchased loan portfolio (See C)	220		278		343
Derivatives (See D)	75		(93)		(31)
Reserve for foreclosed assets (See E)	90		(210)		(95)
Insurance and postretirement activities (See F)	119		286		139
Business combinations (See G)	29		(318)		229
Employee retirement obligations (See H)	129		55		8
Capitalized costs (See I)	—		68		125
Securitizations (See J)	114		(134)		—
Other adjustments (See K)	(413)		(814)		60
Fair value measurements (See L)	74		(137)		—
Income taxes (See N)	(3)		11		62
Total U.S. GAAP adjustments	2,228		(779)		1,033
Tax effect on U.S. GAAP adjustments (See N)	(825)		362		(390)
Noncontrolling interest attributable to U.S. GAAP adjustments (See O)	(183)		(121)		(90)
Net income under U.S. GAAP	Ps.	7,074	Ps.	6,476	Ps.	7,363

A rollforward of the Financial Group’s U.S. GAAP stockholders’ equity balance is as follows:

	2009		2008

Balance at the beginning of the year	Ps.	38,789	Ps.	33,168
Net income under U.S. GAAP	7,074		6,476
Dividends declared	(364)		(949)
(Repurchase) issuance of shares	(451)		103
Acquisition of the remaining 30% of the subsidiary INB	(811)		—
Other comprehensive loss	(1,789)		(9)

Balance at the end of the year	Ps.	42,448	Ps.	38,789

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

The U.S. GAAP methodology for recognition of loan losses is provided by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 450, “Contingencies”, (previously SFAS No. 5, “Accounting for Contingencies”), and ASC 310 “Receivables” (previously SFAS No. 114, “Accounting by Creditors for Impairment of a Loan”), which establish that an estimated loss should be accrued when, based on information available prior to the issuance of the financial statements, it is probable that a loan has been impaired at the date of the financial statements and the amount of the loss can be reasonably estimated.

For larger nonhomogeneous loans, the Financial Group assesses for impairment all individual loans with an outstanding balance greater than 4 million UDI or its equivalent in Mexican Pesos. Under U.S. GAAP, estimated losses on impaired loans, which are individually assessed, are required to be measured at the present value of expected future cash flows discounted at the loan’s effective rate, the loan’s observable market price or at the fair value of the collateral if the loan is collateral dependent.

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

As disclosed in Note 4, on August 12, 2009, the Commission issued a resolution modifying the “General Provisions applicable to Banking Institutions”, which modifies the consumer loan rating methodology to show the expected loss in these operations based on the current environment.

This new methodology requires separating the consumer loan portfolio into two groups: those that refer to credit card operations and those that do not. The consumer loan portfolio that does not include credit card operations will consider the number of unpaid billing periods established by the Financial Group as well as the probability of noncompliance and the severity of the loss according as percentages established by the Commission. If this portfolio has collateral or means of payment in favor of the Financial Group, the covered balance will be considered to have zero unpaid periods for the provisioning purposes.

Regarding credit card related consumer loans, such portfolio shall be provisioned and rated on a loan-by-loan basis taking into consideration the probability of noncompliance, the severity of the loss and the exposure to noncompliance. If there are less than 10 consecutive delinquent payments at the calculation date, the severity of the loss will be considered as 75%; if there are 10 or more, 100%. Exposure to noncompliance is determined by applying a formula that considers both the total balance of the creditor’s debt and its credit limit. In the case of inactive accounts, a provision equivalent to 2.68% of the credit limit shall be constituted.  The resulting effect of applying the revised consumer loan rating method for credit card operations is shown in Note 11.  Given that the methodology remained unchanged for purposes of U.S. GAAP, the adjustment related to the loan loss reserve for credit cards increased when compared to 2008.

U.S. GAAP loan loss reserves are as follows:

Loan loss reserves	2009	2008	2007
Loan loss reserves for ASC 310	Ps.	388	Ps.	523	Ps.	3
Loan loss reserves for ASC 450	4,113	4,728	2,569
Total loan loss reserves US GAAP	4,501	5,251	2,572
Mexican Banking GAAP loan loss reserves	7,535	6,690	3,786
Adjustment to INB reserves (1)	—	(73)	(73)
Adjusted loan loss reserves	7,535	6,617	3,713

Stockholders’ equity adjustment	3,034	1,366	1,141
Net Income adjustment	Ps.	1,668	Ps.	225	Ps.	(245)

(1) In 2006, as a result of the Financial Group’s 70% acquisition of INB as disclosed in Note 38 G), additional reserves were recorded with an offset to goodwill in its Mexican Banking GAAP consolidated financial statements. Those reserves were cancelled in the second quarter of 2009 when the Financial Group acquired the remaining 30% of INB. As of December 31, 2009, 2008 and 2007 the additional reserves recorded under Mexican Banking GAAP were Ps. 0, Ps. 73 and Ps. 73, respectively.

Roll forward of loan loss reserves:

	2009		2008		2007

Beginning of the year	Ps.	5,251	Ps.	2,572	Ps.	2,169
Charge-offs net of recoveries	(7,560)		(4,002)		(2,341)
Charges to income of the year	6,810		6,681		2,823
Restatement effect	—		—		(79)

End of the year	Ps.	4,501	Ps.	5,251	Ps.	2,572

Ratios:

	December 31,						Percentage
Loan loss reserves for ASC 310	2009		2008		2007		2009	2008	2007

Total reserves	Ps.	388	Ps.	523	Ps.	3
Total balances of impaired loans	Ps.	387	Ps.	153	Ps.	87	100.26%	341.83%	3.45%
Total balances of outstanding loans	Ps.	7,596	Ps.	1,256	Ps.	87	5.11%	41.64%	3.45%

	December 31,						Percentage
Loan loss reserves for ASC 450	2009		2008		2007		2009	2008	2007

Total reserves	Ps.	4,113	Ps.	4,728	Ps.	2,569
Total balances of impaired loans	Ps.	4,717	Ps.	4,548	Ps.	2,637	87.22%	103.96%	97.42%
Total balances of outstanding loans (1)	Ps.	237,512	Ps.	243,990	Ps.	196,445	1.73%	1.94%	1.31%

(1) The Financial Group has also recorded loan loss reserves in accordance with ASC 450 related to items such as guarantees and other off-balance sheet liabilities. Such balances, which are not included in the total balance of outstanding loans, amounted to Ps. 2,272, Ps. 2,793 and Ps. 2,365 as of December 31, 2009, 2008 and 2007, respectively.

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

B)           Loan origination fees and costs

Under Mexican Banking GAAP, fees charged in connection with the issuance of loans are recorded as a deferred credit, which is amortized into interest income over the loan’s term. Until December 31, 2006, loan origination fees were recognized on a cash basis. This change in accounting principle was applied retrospectively. Costs and expenses associated with the initial granting of the loan are recorded as a deferred charge to be amortized as interest expense over the same period in which the fee income is recognized. This applies only to those costs and expenses that are considered incremental. Until December 31, 2007 loan origination costs were expensed as incurred. This change was applied prospectively given the practical impossibility of determining them for prior years. In addition, annual credit card fees, the fees for unused credit lines, as well as the associated costs and expenses, are amortized in 12 months. Under U.S. GAAP, as required by ASC 310 “Receivables” (previously SFAS No. 91 “Accounting for Nonrefudable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases”), loan origination fees are deferred and recognized over the life of the loan as an adjustment of yield (interest income). Likewise, direct loan origination costs defined in the following paragraph are deferred and recognized as a reduction in the yield of the loan. Loan origination fees and related direct loan origination costs for a given loan are offset and only the net amount is deferred and amortized.

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

In 2005, the Financial Group adopted the guidance found in ASC 310 “Receivables” (previously SOP 03-3 “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”) for its Mexican Banking GAAP financial statements and applied it prospectively to all existing portfolios held. U.S. GAAP addressed accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment (the amount paid to the seller plus any fees paid or less any fees received) in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. For U.S. GAAP purposes, in 2004 the Financial Group early adopted this guidance and began to apply its requirements for all portfolios purchased after December 31, 2003.

In 2007, the Financial Group adopted the Commission’s new Circular B-11, “Collection Rights”; therefore under Mexican Banking GAAP purchased portfolios are valued using one of the following methods: cash basis method, interest method and cost recovery method, established in such circular.

Under U.S. GAAP, ASC 310 “Receivables” (previously APB 6, “Amortization of Discounts on Certain Acquired Loans”), addressed the accounting and reporting by purchasers of loans in fiscal years beginning on or before December 15, 2004. This accounting was utilized for all portfolios purchased prior to December 31, 2003.  At the time of acquisition, the sum of the acquisition amount of the loan and the discount to be amortized should not exceed the undiscounted future cash collections that are both reasonably estimable and probable. If these criteria are not satisfied, the loan should be accounted for using the cost-recovery method.

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

The Financial Group’s portfolio disclosures and U.S. GAAP methodology applied are disclosed in the following table:

	Stockholders’ equity				Net income						Methodology applied under U.S.
	December 31,				Year ended December 31,						GAAP
Portfolio	2009		2008		2009		2008		2007

Bancrecer I	Ps.	(131)	Ps.	(155)	Ps.	21	Ps.	13	Ps.	(28)	Cost-recovery method
Serfin Santander	(57)		(60)		3		10		21		Cost-recovery method
Meseta	33		(15)		48		23		34		Cost-recovery method
Bancrecer II	(2)		(2)		—		—		6		Cost-recovery method
Goldman Sachs	(147)		(186)		39		42		81		Cost-recovery method
Cremi	(41)		(49)		8		13		(2)		Cost-recovery method
Banorte Sólida	(128)		(151)		23		46		11		Cost-recovery method
Bancrecer III	—		—		—		—		8		Cost-recovery method
Bancomer I	(153)		(136)		(17)		(27)		(32)		Cost-recovery method
Bancomer II	1		9		(8)		(2)		(3)		Interest method
Banco Unión	10		6		4		(5)		(3)		Interest method
Bital I	(17)		(47)		30		19		(8)		Interest method
Bancomer III	36		34		2		6		28		Interest method
Bancomer IV	243		175		68		71		104		Interest method
Bital II	13		14		(1)		(6)		20		Interest method
Banamex Hipotecario	80		82		(1)		20		62		Interest method
GMAC Banorte	14		25		(10)		7		18		Interest method
Serfin Comercial I	10		16		(6)		27		(11)		Interest method
Serfin Hipotecario	73		60		14		17		43		Interest method
Vipesa	—		(3)		3		4		(6)		Interest method

	Ps.	(163)	Ps.	(383)	Ps.	220	Ps.	278	Ps.	343

D)           Derivatives

Beginning in 2007, under Mexican Banking GAAP, trading instruments are carried at fair value in the balance sheet, and changes in fair value are recognized in current earnings. The Financial Group accounts the hedge instruments as follows:

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

Under Mexican Banking GAAP, through December 31, 2008, the Financial Group was not required to bifurcate its embedded derivatives related to service contracts and purchase and sale transactions from their host contracts and record them at their fair value for financial statement purposes.

Through December 31, 2008, under Mexican Banking GAAP, the designation of a derivative instrument as a hedge of a net position (“macro hedging”) was allowed. However, macro hedging is not permitted under U.S. GAAP.

ASC 815, “Derivatives and Hedging” (previously SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”), of U.S. GAAP provides that:

•                  Derivative financial instruments considered to be an effective hedge from an economic perspective that have not been designated as a hedge for accounting purposes are recognized in the balance sheet at fair value with changes in the fair value recognized in earnings concurrently with the change in fair value of the underlying assets and liabilities.

•                  For all derivative instruments that qualify as fair value hedges for accounting purposes, of existing assets, liabilities or firm commitments, the change in fair value of the derivative should be accounted for in the statement of income and be fully or partially offset in the statement of income by the change in fair value of the underlying hedged item; and

•                  For all derivative contracts that qualify as hedges of future cash flows for accounting purposes, the change in the fair value of the derivative should be initially recorded in other comprehensive income in stockholders’ equity. Once the effects of the underlying hedged transaction are recognized in earnings, the corresponding amount in OCI is reclassified to the statement of income to offset the effect of the hedged transaction. All derivative instruments that qualify as hedges are subject to periodic effectiveness testing. Effectiveness is the derivative instrument’s ability to generate offsetting changes in the fair value or cash flows of the underlying hedged item. The ineffective portion of the change in fair value for a hedged derivative is immediately recognized in earnings, regardless of whether the hedged derivative is designated as a cash flow or fair value hedge.

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

E)             Reserve for foreclosed assets

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

Until December 31, 2006, in accordance with Mexican Banking GAAP foreclosed assets were considered to be monetary assets, while for U.S. GAAP these were treated as non-monetary assets. As a result of the change in the accounting for foreclosed assets under Mexican Banking GAAP, in 2007 the Financial Group no longer calculated REPOMO related to these assets as they were considered to be non-monetary assets.

Under U.S. GAAP, as required by ASC 310 “Receivables” (previously SFAS No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings”), assets repossessed or received as payment in kind are reported at the time of foreclosure or physical possession at their fair value less estimated costs to sell. Subsequent impairment adjustments should be recognized if the fair value of these assets decreases below the value measured when repossessed or received, determined on an asset by asset basis. Those assets not eligible for being considered as ‘available-for-sale’ are depreciated based on their useful life and are subject to impairment tests.

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

Also, under the accounting practices prescribed by the National System of Saving for the Retirement Commission, the direct costs associated with the reception of new clients for the administration of the bills of retirement is recognized in income as incurred. Under U.S. GAAP the costs are capitalized and amortized over the time in which the borrowed service is yielded, which the time is based on average in which the clients remain active in the company.

Accumulated deferred acquisition costs (DAC) as of December 31, 2009, 2008 and 2007 under U.S. GAAP are as follows:

	December 31,
	2009		2008		2007

Life	Ps.	22	Ps.	20	Ps.	20
P&C	287		255		225
Health	58		197		30
Afore	1,351		1,397		1,223
Total accumulated DAC	Ps.	1,718	Ps.	1,869	Ps.	1,498
DAC - net amount charged to net income	Ps.	(151)	Ps.	371	Ps.	426

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

The Financial Group recorded a reserve for catastrophic events under Mexican GAAP as a liability which is not allowed by U.S. GAAP.

Loss reserves and unearned premiums:

	December 31,
	2009		2008

Life	Ps.	68	Ps.	93
P&C	(267)		(273)
Health	(125)		(290)
LAE	(107)		(98)
Afore	(308)		(381)
Pensions	696		611
Total	(43)		(338)

Catastrophic reserve:
P&C	252		185
	252		185

Reinsurance activities	(70)		22

Total reserves	Ps.	139	Ps.	(131)

Summary:

	December 31,
	2009		2008

DAC	Ps.	1,718	Ps.	1,869
Total reserves	139		(131)
Total adjustments	Ps.	1,857	Ps.	1,738

G)           Business combinations

Through December 31, 2004, under Mexican Banking GAAP the excess of the purchase price over the adjusted book value of net assets acquired was recorded as goodwill (negative goodwill if book value exceeded the purchase price). Effective January 1, 2005, NIF B-7, which substantially conforms to the accounting established by U.S. GAAP, except as it relates to transactions between shareholders, requires the excess of the purchase price over the book value of assets and liabilities acquired to be allocated to the fair value of separately identifiable assets and liabilities acquired.

Under U.S. GAAP, ASC 805, “Business Combinations” (previously SFAS No. 141), requires the excess purchase price over the book value of assets and liabilities acquired to be allocated to the fair value of separately identifiable assets and liabilities acquired. Retail depositor relationships associated with an acquisition of a financial institution by a bank, termed the core deposit intangible, are identified and valued separately. In addition, any negative goodwill (excess of fair value over cost) is first allocated to reduce long-lived assets acquired and if any negative goodwill remains that amount is recognized as an extraordinary gain. The Financial Group’s U.S. GAAP stockholders’ equity and net income balances have been adjusted for differences generated by the balances of both intangible and fixed assets resulting from the Bancrecer acquisition in 2001.

The Financial Group’s subsidiary Banorte, through its wholly-owned subsidiary Banorte USA acquired 70% of the outstanding common stock of INB on November 16, 2006. The total purchase price including acquisition costs, exceeded the estimated fair value of tangible net assets acquired by approximately USD 176 million, of which approximately USD 16 million was assigned to an identifiable intangible asset with the remaining balance recorded by the Financial Group as goodwill. The identifiable intangible asset represents the future benefit associated with the acquisition of the core deposits and is being amortized over a period that approximates the expected attribution of the deposits. Factors that contributed to a purchase price resulting in goodwill include INB’s historical record of earnings, capable management, and the Financial Group’s ability to enter the US market, which are expected to complement and create synergies with the Financial Group’s existing service locations. The results of operations of INB are included in the consolidated earnings of the Financial Group as of the effective date of the acquisition. Certain differences related to Banorte USA, which prepares its financial information in accordance with U.S. GAAP are included in the reconciliation within the corresponding U.S. GAAP adjustments. The goodwill recorded in the acquisition of INB is being accounted for in accordance with ASC 350, “Intangibles — Goodwill and Other” (previously SFAS No. 142 “Goodwill and Other Intangible Assets”). Accordingly, goodwill will not be amortized; rather it is being tested annually for impairment. In addition, goodwill is not deductible for tax purposes.

In conjunction with the acquisition of 70% of the outstanding shares of INB, Banorte entered into a stock option agreement with INB. The agreement grants Banorte, or its assignees, an irrevocable option to purchase the remaining 30% of the outstanding shares of INB (hereinafter referred to as the “Call Option”). In addition, the agreement grants INB shareholders the option to require Banorte, or its assignees to purchase the remaining 30% of the outstanding shares of INB (hereinafter referred to as the “Put Right”). If Banorte or the INB shareholders exercise the Call Option or the Put Right, each party must purchase or sell the entire 30% of the remaining share of INB. In conformity with recommendations made by the Commission, the Financial Group recognized a liability for the obligation represented by the Put Right at the acquisition date. In subsequent periods, the obligation will be revised based on the contractual amount established in the purchase agreement with changes in the value recognized in goodwill. Under U.S. GAAP, the Put Right is recognized as a free standing financial instrument under the premises of ASC 480 “Distinguishing Liabilities from Equity” (previously SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”), and was recorded at the acquisition date at its estimated fair market value, with corresponding changes in fair value recognized in current earnings.

As disclosed in Note 2c), in April 2009 the Financial Group exercised its call option acquiring the remaining 30% of INB’s shares and as of December 31, 2009 is now the 100% owner. For purposes of Mexican Banking GAAP this resulted in cancelling the value of the call option that had been recorded upon initial recognition. Under U.S. GAAP, the acquisition of the remaining 30% of the shares of INB, is treated as an equity transaction with no further valuation of the assets or liabilities of INB Financial Corp, and thus no recording of additional goodwill.

H)           Employee retirement obligations

Under Mexican Banking GAAP NIF D-3 requires the recognition of a severance indemnity liability calculated based on actuarial computations. Similar recognition criteria under U.S. GAAP are established in ASC 712 “Compensation — Nonretirement Postemployment Benefits” (previously SFAS No. 112, “Employers’ Accounting for Postemployment Benefits”), which requires that a liability for certain termination benefits provided under an ongoing benefit arrangement such as these statutorily mandated severance indemnities, be recognized when the likelihood of future settlement is probable and the liability can be reasonably estimated. Prior to 2008, Mexican Banking GAAP allows for the Financial Group to amortize the transition obligation related to the adoption of NIF D-3 over the expected service life of the employees. Beginning in 2008, an amendment to NIF D-3 requires the amortization of the unrecognized transition as of January 1, 2008 over the lesser of the expected remaining service period of employees or over five years. However, U.S. GAAP required the Financial Group to recognize such effect upon initial adoption and does not permit an entity to reduce the accrued liability by any unrecognized items, which results in a difference in the amount recorded under the two accounting principles.

Under Mexican Banking GAAP, pension and seniority premium obligations are determined in accordance with NIF D-3. For U.S. GAAP, such costs are accounted for in accordance with ASC 715 “Compensation — Retirement Benefits” (previously SFAS No. 87, “Employers’ Accounting for Pension”), whereby the liability is measured, similar to Mexican Banking GAAP, using the projected unit credit method at net discount rates. Those requirements became effective on January 1, 1989 whereas NIF D-3 became effective on January 1, 1993. Therefore, a difference between Mexican Banking GAAP and U.S. GAAP exists due to the accounting for the transition obligation at different implementation dates.

Postretirement benefits are accounted for under U.S. GAAP in accordance with ASC 715 “Compensation — Retirement Benefits” (previously SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”), which applies to all post-retirement benefits, such as life insurance provided outside a pension plan or other postretirement health care and welfare benefits expected to be provided by an employer to current and former employees. The cost of postretirement benefits is recognized over the employees’ service periods and actuarial assumptions are used to project the cost of health care benefits and the present value of those benefits. For Mexican Banking GAAP purposes as required by NIF D-3, the Financial Group accounts for such benefits in a manner similar to U.S. GAAP. The requirements in ASC 715 became effective on January 1, 1993 whereas NIF D-3 became effective on January 1, 2003. Therefore, a difference between Mexican Banking GAAP and U.S. GAAP exists due to the accounting for the transition obligation at different implementation dates.

The Financial Group has adopted the provisions of ASC 715 “Compensation — Retirement Benefits” (SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”).  This statement requires the Financial Group to (1) fully recognize, as an asset or liability, the overfunded or underfunded status of defined pension and other postretirement benefit plans; (2) recognize changes in the funded status through other comprehensive income in the year in which the changes occur; and (3) measure the funded status of defined pension and other postretirement benefit plans as of the date of the its fiscal year-end.

I)                Capitalized costs

Under Mexican Banking GAAP, prior to the issuance of NIF C-8, “Intangible Assets”, all expenses incurred in the preoperating or development stages were capitalized. Upon adoption of NIF C-8, research costs and preoperating costs should be expensed as a period cost, unless they can be classified as development costs to be amortized on a straight-line basis after operations commence for a period not exceeding 20 years. Under U.S. GAAP, in accordance with ASC 730, “Accounting for Research and Development”, and and ASC 340, “Other Assets and Deferred Cost” (previously SFAS No. 2, “Accounting for Research and Development Costs,” and SOP 98-5, “Reporting on the Costs of Start-Up Activities”), such research and preoperating expenses are expensed as incurred.

Under Mexican Banking GAAP, the Financial Group has capitalized certain significant costs related to implementation projects. For U.S. GAAP purposes, the Financial Group follows the guidance established by ASC 350 “Intangibles — Goodwill and Other” (previously SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”). This standard establishes that computer software costs incurred in the preliminary project stage should be expensed as incurred. Once the capitalization criteria of the standard have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software; payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project (to the extent of the time spent directly on the project); and interest costs incurred when developing computer software for internal use should be capitalized. Generally, training costs and data conversion costs should be expensed as incurred. As the U.S. GAAP standard is more stringent, the reconciling item represents an adjustment for items that have been capitalized for Mexican Banking GAAP purposes that do not qualify for capitalization under U.S. GAAP.

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

Under US GAAP, the securitization met the criteria established by ASC 860 for sale accounting and the securitized loans were derecognized by the Financial Group as of the date of sale. The Financial Group allocated the previous book carrying amount between the loans sold and the subordinated certificate (the retained interest) in proportion to their relative fair values on the date of transfer. The Financial Group recognized a gain on the sale of Ps. 358 by comparing the net sale proceeds (after transaction costs) to the allocated book value of the loans sold. The subordinated certificate was recorded at its relative book value at the date of sale and has been classified as an available-for-sale security under ASC 320. Subsequent increases or decreases in the fair value of the subordinated certificate are reflected by an adjustment, net of taxes, being charged or credited to the other comprehensive income portion of stockholders’ equity.

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

For U.S. GAAP purposes, given that the Financial Group repurchased 100% of the certificates issued by the Trust, the transactions did not meet the sales criteria established by ASC 860 and as a result were accounted for as secured borrowings.

In 2009, the Financial Group reclassify both subordinated certificates from securities to a specific line in the Balance sheet.

K)           Other adjustments

These include the following:

	Stockholders’ equity				Net income
	December 31,				Year ended December 31,
	2009		2008		2009		2008		2007

1) Non-accrual loans	Ps.	326	Ps.	168	Ps.	157	Ps.	142	Ps.	64
2) Guarantees	(11)		6		(18)		29		(7)
3) Repurchase agreements	—		(24)		24		46		(19)
4) Investment valuation	7		(11)		(629)		(1,121)		62
5) Equity method investments	—		(53)		53		90		23
6) Discontinued operations	—		—		—		—		(63)
	Ps.	322	Ps.	86	Ps.	(413)	Ps.	(814)	Ps.	60

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

2)             For U.S. GAAP purposes, guarantees are accounted for under ASC 460 “Guarantees”, which requires that an entity recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. For Mexican Banking GAAP purposes, the Financial Group does not record the fair value of such guarantees in its consolidated financial statements.

3)             The repurchase and resale agreements are transactions by which the purchaser acquires ownership of credit instruments for a sum of money and is obligated to transfer instruments of the same kind to the seller of the securities within the agreed term and in exchange for the same price, plus a premium. Under Mexican Banking GAAP repurchase transactions are recorded according to their economic substance, which is financing with collateral, by which the Financial Group, acting as the purchaser, gives cash as financing in exchange for financial assets as guarantee in the event of noncompliance. Prior to September, 2008, repurchase and resale agreements represented the temporary purchase or sale of certain financial instruments in exchange for a specified premium to be paid or received and with the obligation to resell or repurchase the underlying securities and were recorded as sales and purchases of securities, respectively.  A net asset or liability was recorded at the fair value of the forward commitment to repurchase or resell the securities, respectively. Under U.S. GAAP, repurchase and reverse repurchase agreements are transfer transactions subject to specific provisions and conditions that must be met in order for a transaction to qualify as a sale rather than a secured borrowing, In most cases, banks in the U.S. enter into repurchase and reverse repurchase transactions that qualify as secured borrowings. Accordingly, the Financial Group’s assets subject to a repurchase agreement would not be derecognized.

4)             Until December 31, 2008, the investment valuation adjustment was related to a difference in the income recognition for available-for-sale and held-to-maturity securities. For U.S. GAAP purposes, the premiums and discounts of such securities are accounted for based on the interest method. Under Mexican Banking GAAP, the Financial Group recognized income based on the straight line method. Additionally, under Mexican Banking GAAP, the Financial Group recognizes the effect of exchange rate fluctuations of its securities available for sale in the results. Under U.S. GAAP, this impact is recognized in comprehensive income.

5)              Until December 31, 2008, under Mexican Banking GAAP, investments in associated companies in which the Financial Group had more than a 10% ownership, were accounted for by the equity method. For U.S. GAAP purposes, investments in associated companies in which the Financial Group has a 20% to 50% ownership, but not a controlling interest, are accounted for by the equity method. Investments in which the Financial Group has less than a 20% ownership are generally accounted for under the cost method, unless it can demonstrate that it has significant influence.

6)              This adjustment is the result of selling 100% of the shares of Fianzas Banorte on March 31, 2007.

Mexican Banking GAAP as defined by NIF C-15, “Impairment of Long-lived Assets and their Disposal”, requires the asset group being disposed of to be presented as a discontinued operation only if its operations are individually significant to the consolidated operations. NIF C-15 defines the discontinuance of an operation as the process of final interruption of a significant business activity of an entity and establishes that the discontinuation of an operation implies the final interruption of a significant activity of the entity that leads to the sale, abandonment, exchange or return to stockholders of long-lived assets originally intended for use, in addition to other assets and liabilities related to the operation. Therefore, the analysis of the significance of the disposed business is performed without considering the eventual gain or loss on sale or aggregating each business being disposed with other businesses sold, and instead considers only the significance of the business activity of the relevant business being sold.

U.S. GAAP as defined by ASC 360, “Property Plant and Equipment” (previously SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”), requires that an entity report as discontinued operations those components of its business that have been classified as held for sale. A component of an entity is defined as comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the business. Individually insignificant disposals of a component of an entity should be aggregated for purposes of assessing materiality for all periods presented. Therefore, individually insignificant dispositions should be aggregated and reported as discontinued operations under ASC 360 beginning in the period the impact of the dispositions is material to the financial statements of any period presented. This evaluation should also include the effect of the gain or loss on sale of the component.

The basis of the assets and liabilities under U.S. GAAP of Fianzas Banorte at the time of its sale was different from the basis of such assets and liabilities under Mexican Banking GAAP; accordingly, the disposal under U.S. GAAP resulted in a loss, whereas under Mexican Banking GAAP the Financial Group recognized a gain.

L)            Fair value measurements

For purposes of U.S. GAAP, the Financial Group applies the accounting provisions of ASC 820 “Fair Value Measurment and Disclosure” (previously SFAS No. 157, Fair Value Measurements). U.S. GAAP establishes a framework for measuring fair value and expands disclosures about fair value measurements and clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. This guidance was effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years for financial assets and liabilities. On October 10, 2008, the FASB issued guidance included in ASC 820 (Staff Position (“FSP”) FAS No. 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active”), which was effective upon issuance. The provisions of ASC 820 were deferred until fiscal years beginning after November 15, 2008 for nonfinancial assets and liabilities. The adoption of ASC 820 as it relates to the Financial Group’s financial assets and liabilities is included in the reconciliation between Mexican Banking GAAP and U.S. GAAP. There was no impact to the Financial Group’s U.S. GAAP balances as a result of adopting this standard related to its nonfinancial assets and liabilities.

The Financial Group applied the following hierarchy for fair value.

Level 1. - Assets and liabilities for which an identical instrument is negotiated in an active market, such as publicly negotiated instruments or futures contracts (highly liquid and actively traded).

Level 2. - Assets and liabilities valued using information observable in the market for similar instruments; prices quoted in inactive markets; or other observable assumptions that can be evidenced with available information in the market for substantially the entire terms of the asset and liability.

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

Fair value for many OTC contracts is derived using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, commodity prices, equity prices, interest rate yield curves, credit curves, correlation, creditworthiness of the counterparty, option volatility and currency rates. In accordance with U.S. GAAP, the impact of the Financial Group’s own credit spreads is also considered when measuring the fair value of liabilities, including OTC derivative contracts. Where appropriate, valuation adjustments are made to account for various factors such as liquidity risk (bid-ask adjustments), credit quality and model uncertainty. These adjustments are subject to judgment, are applied on a consistent basis and are based upon observable inputs where available. The Financial Group generally subjects all valuations and models to a review process initially and on a periodic basis thereafter.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Financial Group’s own assumptions are set to reflect those that the Financial Group believes market participants would use in pricing the asset or liability at the measurement date.

Certain assets are measured at fair value on a non recurring basis. These assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances. These include property, furniture and fixtures, foreclosed assets and goodwill that are written down to fair value when they are determined to be impaired. As mentioned in Note 4, the Financial Group has established guidelines to identify and, if applicable, record losses derived from the impairment or decrease in value of long-lived tangible or intangible assets, including goodwill. No impairment to property, furniture, fixtures, foreclosed assets or goodwill was identified for the year ended December 31, 2009, as a result no fair value adjustments to these assets were recorded and the related fair value disclosures were not necessary.

As of December 31, 2009 and 2008, the Financial Group did not have any liabilities measured on a non recurring basis; as such, no disclosure was necessary.

Below is a description of the valuation methods used for the instruments measured at fair value on a recurring basis, including the general classification of such instruments according to their fair value hierarchy.

Investments in securities

When reference prices are available in an active market and the financial instruments are negotiated in liquid organized markets, they are considered level 1 in the fair value hierarchy. If market price is not available or is available solely in inactive markets, fair value is estimated using valuation methods, prices established for other instruments with similar characteristics or using discounted cash flows that include assumptions prepared by management. This type of securities is classified in Level 2, and in the event the model includes assumptions prepared by management, the securities are classified in level 3, following the fair value hierarchy.

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

The following fair value hierarchy table presents information regarding the Financial Group’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008:

	Fair value measurements as of December 31, 2009
	Quoted prices In active markets for identical instruments		Significant other observable inputs		Significant unobservable inputs		December 31, 2009
	(Level 1)		(Level 2)		(Level 3)		Fair value
Trading securities	Ps.	24,459	Ps.	—	Ps.	—	Ps.	24,459
Available for sale securities	5,098		6,603				11,701
Derivative asset position	—		5,880		—		5,880
Derivative liability position	—		(8,375)		—		(8,375)
Securitization transaction receivables	—		—		432		432
IFC Transaction	—		—		3,651		3,651
Total	Ps.	29,557	Ps.	4,108	Ps.	4,083	Ps.	37,748

Fair value measurements as of December 31, 2008
Quoted prices In active markets for identical instruments	Significant other observable inputs	Significant unobservable inputs	December 31, 2008
(Level 1)	(Level 2)	(Level 3)	Fair value
Trading securities	Ps.	6,076	Ps.	—	Ps.	—	Ps.	6,076
Available for sale securities	5,253	6,227	—	11,480
Derivative asset position	—	8,168	—	8,168
Derivative liability position	—	(10,821)	—	(10,821)
Securitization transaction receivables	—	—	796	796
INB put right	—	—	(937)	(937)
Total	Ps.	11,329	Ps.	3,574	Ps.	(141)	Ps.	14,762

	Fair value measurements using significant unobservable inputs (Level 3)
	Securities
Beginning balance	Ps.	(141)
Total gains or losses (realized/unrealized)
Included in earnings (or changes in net assets)	4,224
Included in other comprehensive income	—
Ending balance	Ps.	4,083

The definition of fair value under U.S. GAAP, which is based on an exit price notion, differs from the definition established by Mexican Banking GAAP, which is based on a settlement price notion. Therefore, the Financial Group has included a reconciling item in U.S. GAAP reconciliation as a result of adopting this accounting pronouncement.

M)           IFC transaction

As disclosed in Note 2e), at the Banorte Extraordinary Stockholders’ Meeting held on October 23, 2009 both an increase in its ordinary shareholders’ equity and a modification to its corporate bylaws in order to complete the capitalization of the IFC to become a Banorte stockholder with an investment of USD 150 million were approved, which was settled in November 2009 by turning over to the IFC 3,370,657,357 ordinary nominative “O” Series shares with a nominal value of Ps. 0.10 (ten cents). The IFC liquidated this operation with USD 82.3 million in cash and the capitalization of a credit of USD 67.7 million. Banorte, the IFC and the Financial Group executed a series of agreements in which the IFC is compelled to maintain its share in Banorte for at least five years. After five years the IFC may sell its share to the Financial Group, which will have to purchase it with shares of its own or cash, depending on the Financial Group’s choice and convenience.

For US GAAP purposes, the redeemable shares held by the IFC that allow them to exchange their shares in Banorte for cash or shares of the Financial Group (to be determined by the Financial Group if the IFC excercises their option) has been classified outside the permanent equity in accordance with ASC 480 “Distinguishing Liabilities from Equity”, (previously SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”) which requires securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity. The initial carrying amount of the redeemable equity security should be its fair value at date of issue. The Financial Group has elected to recognize changes in the redemption value immediately as they occur and adjust the carrying value of the security to equal the redemption value at the end of each reporting period.

Under Mexican Banking GAAP, NIF C-12 “Financial Instruments with Characteristics of Liability, Equity, or Both” requires the Financial Group to record the noncontrolling interest held by the IFC at the original transaction value within stockholders’ equity since the IFC is exposed to the same risks and rewards as any other shareholder of Banorte and given that the intention of the Financial Group is to redeem the IFC’s noncontrolling interest in exchange of it’s own shares in the event that the IFC exercises its option. Any future transactions between the Financial Group and the IFC as it relates to this matter will be accounted for directly in stockholders’ equity as it is between common shareholders.

N)            Income taxes

Under Mexican Banking GAAP as required by NIF D-4, “Income Taxes”, income tax and employee statutory profit sharing (PTU) are charged to results as they are incurred and the Financial Group recognizes deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax basis, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period in which the enactment occurs. The Financial Group recognizes the benefits related to tax loss carryforwards and asset tax credit carryforwards when such amounts are realized. Deferred tax assets are recognized only when it is highly probable that sufficient future taxable income will be generated to recover such deferred tax assets.

PTU arises from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

Under U.S. GAAP, as required by ASC 740, “Income Taxes” (previously SFAS No. 109 “Accounting for Income Taxes”), the Financial Group recognizes deferred income tax and PTU assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax or PTU bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period when the enactment occurs. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. Deferred income tax assets are reduced by any benefits that, in the opinion of management, more likely than not that the tax assets will be realized.

U.S. GAAP differences as described above, to the extent taxable are reflected in the U.S. GAAP deferred tax balances.

O)           Noncontrolling interest

The effects of the U.S. GAAP differences as described in this Note reflect the amounts assigned to the noncontrolling interests.

Consolidation:

Under Mexican Banking GAAP, the Financial Group’s consolidated financial statements include all subsidiaries under the control of financial holding companies, except those in the insurance and pension sector. The determination of which companies are deemed to be within the insurance and pension sector is not based solely on the application of a conceptual framework. The SHCP has the right to determine if a company is or is not within the insurance and pension sector, and therefore could be required to consolidate.

Under U.S. GAAP, the basic principle is that when a Financial Group has a controlling financial interest (either through a majority voting interest or through the existence of other control factors) of an entity, such entity’s financial statements should be consolidated, irrespective of whether the activities of the subsidiary are nonhomogeneous with those of the parent.

No adjustments to consolidated net income or consolidated stockholders’ equity result due to the different consolidation principles disclosed above.

Additional disclosures:

A)           Earnings per common share (“EPS”) in accordance with U.S. GAAP

In accordance with U.S. GAAP, EPS is based on the provisions of ASC 260, “Earnings per Share” (previously SFAS No. 128), and is calculated using the weighted-average number of common shares outstanding during each period. Basic and diluted earnings per share are based upon, 2,017,132,134, 2,016,959,232 and 2,018,167,791 weighted-average shares outstanding for 2009, 2008 and 2007, respectively. Potentially dilutive common shares for all periods presented are not significant. Basic and diluted net income per common share computed in accordance with U.S. GAAP is presented below:

	Year ended December 31,
	2009		2008		2007

Basic and diluted earnings per share	Ps.	3.5063	Ps.	3.2112	Ps.	3.6483

B)            Cash flow information

Starting on april 2009, an amendment to Mexican Banking GAAP requires the prospectivel presentation of cash flow statement instead of a statement of changes in financial position. Prior to such date Mexican Banking GAAP established the presentation requirements related to the statement of changes in financial position. The statement of changes in financial position presents the sources and uses of funds during the period measured as the differences, in constant pesos, between the beginning and ending balances of balance sheet items adjusted by the excess (shortfall) in restatement of capital. The monetary effect and the effect of changes in exchange rates are considered cash items in the determination of resources generated from operations due to the fact that they affect the purchasing power of the entity. The following price-level adjusted consolidated statement of cash flows presented for the years ended December 31, 2009, 2008 and 2007, includes the impact of U.S. GAAP adjustments in conformity with recommendations established by the American Institute of Certified Public Accountants, SEC Regulations and International Practices Task Force Committees.

Grupo Financiero Banorte, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2009, 2008 and 2007

(In millions of Mexican pesos)

	2009		2008		2007
Cash flows from operating activities:
Net income under U.S. GAAP	Ps.	7,074	Ps.	6,476	Ps.	7,363

Unrealized investment loss (income)	350		1,171		(204)
Allowance for loan losses	6,616		6,625		2,830
Depreciation and amortization	953		1,450		702
Deferred income taxes and employee profit sharing	307		(652)		(173)
Other provisions	(1,786)		8		2,369
Equity in earnings of subsidiaries and associated companies	(131)		(125)		(66)
Allowance for doubtful accounts	182		59		(89)
Periodic pension cost	160		199		205
Gain on sale of property	(8)		—		(22)
Loss on sale of foreclosed assets	31		273		208
Loss (gain) on sale of trading securities	280		(116)		338
(Gain) loss on sale of available for sale securities	23		(53)		(36)
Amortization of purchased portfolios	566		680		679
Loss from monetary position	—		—		1,298
Insurance and postretirement reserves	(117)		(286)		(139)
Amortization of debt issuance fees and costs	(126)		(4)		(439)
Income recognition of purchased portfolios	(221)		(278)		(343)
Other non-cash items	535		(2,014)		(334)
Changes in operating assets and liabilities:
Trading securities	(23,015)		(1,455)		4,868
Trading derivative financial instruments	(82)		2,435		(2,463)
Decrease in settlement accounts payable	182		(649)		(226)
Decrease in settlement accounts receivable	63		1,262		2,263
Increase in other accounts receivable	(1,769)		(4,286)		(2,233)
Increase in other accounts payable	3,756		5,709		5,231
Decrease (increase) in deferred charges	623		(1,560)		(2,115)
Increase (decrease) in deferred credits	4		242		(210)
Net cash (used in) provided by operating activities	(5,550)		15,111		19,262

2009	2008	2007
Cash flows from investing activities:
Proceeds from sale of property, furniture and equipment	259	123	21
Acquisitions of property, furniture and equipment	(1,467)	(1,345)	(1,843)
Cash paid for acquisition of subsidiaries	129	753	521
Proceeds from sale of foreclosed assets	636	758	369
Treasury transactions - held to maturity securities	31,284	(219,851)	16,087
Treasury transactions - available for sale securities	(5,365)	(4,430)	(3,328)
Granting of loans	(8,698)	(48,294)	(55,758)
Purchased credit portfolios	(391)	(302)	169
Repurchase agreements — purchases	5,454	(90)	(15,545)
Net cash provided by (used in) investing activities	21,841	(272,678)	(59,307)
Cash flows from financing activities:
(Repayments of) proceeds from subordinated liabilities	(2,481)	10,343	(1,131)
Issuance (repurchase) of shares	(451)	103	(639)
Dividends paid	(364)	(949)	(917)
Deposits received	15,361	53,319	34,044
Repayments of bank debt and other loans	(15,636)	9,037	3,909
Repurchase agreements — sales	(7,087)	196,368	2,949
Debt issue costs of subordinated liabilities	—	—	(9)
Net cash (used in) provided by financing activities	(10,658)	268,221	38,206

Effects of inflation accounting (2007 only) and exchange rates	(738)	2,026	(1,610)

Net increase (decrease) in cash and cash equivalents	4,895	12,680	(3,449)

Cash and cash equivalents at the beginning of the year	54,396	41,716	45,165

Cash and cash equivalents at the end of the year	59,291	54,396	41,716

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes	2,649	4,013	2,419
Interest	38,934	44,630	33,168

Supplemental schedule of non-cash investing activities:
Transfers from loans to foreclosed assets	523	542	342
Transfers from purchased credit portfolio to foreclosed assets	327	233	109
Transfers to (from) foreclosed assets from (to) loans and purchased credit portfolio, net	Ps.	(850)	Ps.	(775)	Ps.	451

Cash and cash equivalents include all cash balances and highly liquid instruments purchased with an original maturity of three months or less. In addition, the Financial Group maintains a minimum capital requirement as required by the Commission (regulatory monetary fund), which is included as a cash equivalent.

C) New accounting pronouncements

In October 2009, the Financial Group adopted the FASB ASC (“FASB ASC”) 105-10 (SFAS No. 168), The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles.  FASB ASC 105-10 (SFAS No. 168) establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial standards in conformity with U.S. GAAP. FASB ASC 105-10 (SFAS No. 168) is effective for interim and annual periods ending after September 15, 2009. On the effective date, all then-existing non-SEC accounting and reporting standards are superseded, with the exception of certain items listed in FASB ASC 105-10 (SFAS No. 168). The purpose of the Codification is not to create new accounting and reporting guidance, but rather to simplify user access to all authoritative U.S. GAAP. Accordingly, the adoption of FASB ASC 105-10 (SFAS No. 168) had no effect on the Financial Group’s consolidated financial statements.

The Financial Group adopted the disclosure requirements of ASC 820-10 (SFAS No. 157, Fair Value Measurements) in relation to nonfinancial assets and liabilities in 2009.  The adoption of this guidance did not have an impact on the Financial Group’s U.S. GAAP financial information (see Note 38L).

In January 2009, the Financial Group adopted ASC 810-10 (SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51) which establishes the accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary, and also amends certain consolidation guidance for consistency with revised standards regarding business combinations. The accounting provisions of ASC 810-10 (SFAS No. 160) must be applied prospectively starting at the beginning of the fiscal year in which the provisions are initially adopted, while the presentation and disclosure requirements must be applied retrospectively, to provide comparability in the financial statements.  ASC 810-10 (SFAS No. 160) was effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  As a result of adopting this standard, the Financial Group reclassified the noncontrolling interest to stockholders’ equity in the year of adoption and in prior periods for purposes of comparability, which resulted in eliminating this difference in the reconciliation of between Mexican Banking GAAP and U.S. GAAP of Ps. 1,944. In addition, see Note 38G for the impact of this new standard as it relates to the acquisition of the remaining 30% of the shares of INB Financial Corp, which is treated as an equity transaction with no further valuation of the assets or liabilities of INB Financial Corp, and thus no recording of additional goodwill.

In January 2009, the Financial Group adopted ASC 805-10 (SFAS No. 141(R), Business Combinations — a replacement of SFAS No. 141 (R)), which, among other changes, requires an acquirer in a business combination to (a) recognize assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at fair value as of the acquisition date, and (b) expense all acquisition-related costs. ASC 805-10 also amends ASC 740-10 (SFAS No. 109, Accounting for Income Taxes) to require that any reductions to an acquired entity’s valuation allowances on deferred taxes and acquired tax contingencies that occur after the measurement period be recorded as a component of income tax expense.  FASB ASC 805-10 (SFAS No. 141(R)) must be applied prospectively to all business combinations for which the acquisition date occurs during fiscal years beginning on or after December 15, 2008, with the exception to the amendments to ASC 740-10, which will also be applied to business combinations with acquisition dates prior to the effective date of this standard. The impact of this standard will be dependent on any future acquisitions made by the Financial Group.

In July 2009, the Financial Group adopted ASC 855-10 (SFAS 165, Subsequent Events). ASC 855-10 (SFAS 165) establishes accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In addition, ASC 855-10 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. ASC 855-10 was effective for fiscal years and interim periods ending after June 15, 2009. The Financial Group’s consolidated financial statements have been approved by the Board of Directors at their January 28, 2010 meeting in accordance with the responsibility assigned to them.  The Financial Group has evaluated events subsequent to December 31, 2009 to assess the need for potential recognition or disclosure in the accompanying consolidated financial statements. Such events were evaluated through January 28, 2010, the date the Financial Group’s Mexican Banking GAAP consolidated financial statements were available to be issued.

On June 12, 2009, the FASB issued ASC 860-10 (SFAS No. 166, Accounting for Transfer of Financial Assets — an amendment of FASB Statement No. 140), which eliminates the concept of a qualifying special purpose entity (“QSPE”) and modifies the derecognition provisions of a previously issued accounting standard. ASC 860-10 (SFAS No. 166) also required additional disclosures which focus on the transferor’s continuing involvement with the transferred assets and the related risks retained. ASC 860-10 (SFAS No. 166) is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009. Early adoption is prohibited. The Financial Group is in the process of evaluating the impact of this standard on its consolidated financial position, results of operations or cash flows.

On June 12, 2009, the FASB issued ASC 810-10 (SFAS No. 167, Amendments to FASB Interpretation No. 46 (R)), which amends the consolidation guidance that applies to variable interest entities. The new guidance requires an entity to carefully reconsider its previous consolidation conclusions, including (1) whether an entity is a variable interest entity (VIE), (2) whether the enterprise is the VIE’s primary beneficiary, and (3) what type of financial statement disclosures are required. ASC 810-10 (SFAS No. 167) is effective as of the beginning of the first fiscal year that begins after November 15, 2009. The amendments to the consolidation guidance affect all entities and enterprises currently within the scope of ASC 810-10 (SFAS No. 167), as well as qualifying special-purpose entities that are currently outside the scope of ASC 810-10 (FIN 46(R)). Early adoption is prohibited. The Financial Group is in the process of evaluating the impact of this standard on its consolidated financial position, results of operations or cash flows.

In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13, which contains new guidance on accounting for revenue arrangements with multiple deliverables. When vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. The guidance in the ASU will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning after June 15, 2010. Early adoption is permitted. The adoption of this standard is not expected to impact the Financial Group’s consolidated financial position, results of operations or cash flows.

On January 21, 2010, the FASB issued ASU 2010-06. The ASU amends ASC 820, Fair Value Measurements and Disclosures (SFAS No. 157) to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This ASU amends guidance on employers’ disclosures about postretirement benefit plan assets under ASC 715, Compensation — Retirement Benefits, to require that disclosures be provided by classes of assets instead of by major categories of assets. The guidance in the ASU is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted.

D) International Financial Reporting Standards

In January 2009, the Commission published amendments to the Mexican Securities Law, including the obligation to prepare and present financial statements using International Financial Reporting Standards (“IFRS”) beginning in 2012. Financial institutions such as the Financial Group are prohibited from presenting IFRS for purposes of their local filings and must continue to present their basic financial statements in accordance with Mexican Banking GAAP. However, the Financial Group’s equity method investor Gruma, S.A.B. de C.V. (“Gruma”) is required to comply with the changes to the Mexican Securities Law and therefore the Financial Group is in the process of assessing the impacts of IFRS on its financial information for purposes of providing such information to Gruma for their future filings.