Form 20-F
period 2010-12-31
GRUMA SAB DE CV
filed 2011-06-08
CIK 1053947

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

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

Investor Relations Calzada del Valle, 407 Ote. Colonia del Valle San Pedro Garza García, Nuevo León 66220, México Tel: (52) 81 8399-3349 Facsimile: (52 81) 8399-3359 Email: ir@gruma.com
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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

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

In this Annual Report on Form 20-F, references to “pesos” or “Ps.” are to Mexican pesos, references to “U.S. dollars,” “U.S.$,” “dollars” or “$” are to United States dollars and references to “bolivars” and “Bs.” are to the Venezuelan bolivar.  “We,” “our,” “us,” “our company,” “GRUMA” and similar expressions refer to Gruma, S.A.B. de C.V. and its consolidated subsidiaries, except when the reference is specifically to Gruma, S.A.B. de C.V. (parent company only) or the context otherwise requires.

This Annual Report contains our audited consolidated financial statements as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010. The consolidated financial statements have been audited by PricewaterhouseCoopers, S.C., an independent registered public accounting firm.

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

In January 2009, the Comisión Nacional Bancaria y de Valores (the Mexican National Banking and Securities Exchange Commission, or CNBV for its Spanish acronym) implemented changes requiring that, beginning in 2012, Mexican issuers with securities listed on the Bolsa Mexicana de Valores, S.A.B. de C.V., (the Mexican Stock Exchange, or BMV for its Spanish acronym) prepare financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Issuers may voluntarily report using IFRS for fiscal years 2008 through 2011, provided that they notify the CNBV and BMV. Accordingly, we have notified the CNBV and the BMV of our decision to adopt IFRS starting on January 1, 2011.  See Note 19 to our audited consolidated financial statements for an estimate of the effects of the adoption of IFRS on our balance sheets.

As the Mexican economy experienced significant levels of inflation prior to 2000, we were required under Mexican accounting Bulletin B-10 “Accounting recognition of the effects of inflation on financial information”, in effect until December 31, 2007 to recognize the effects of inflation in our financial statements presenting our financial information in inflation adjusted monetary units to allow for more accurate comparisons of financial line items over time and to mitigate the distortive effects of inflation on our financial statements. Unless otherwise indicated, all financial information in this Annual Report as of December 31, 2006 and 2007 has been restated in pesos of constant purchasing power as of December 31, 2007.

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

Starting January 1, 2008, we adopted the provisions contained in the new MFRS B-10 “Effects of Inflation,” which replaced Mexican accounting Bulletin B-10. This standard establishes the guidelines for recognizing the effects of inflation based on the inflationary environment of the country.  According to the provisions of MFRS B-10, an inflationary environment is present when cumulative inflation of the three preceding years is 26 percent or more, in which case, the effects of inflation must be recognized in the financial statements.  Based on MFRS B-10, the economic environment in Mexico in 2008, 2009 and 2010 has been qualified as non-inflationary due to a cumulative inflation for the three years preceding the years ended December 31, 2008, 2009 and 2010 of 11.56%, 15.01% and 14.48%, respectively, and did not exceed 26%.  In addition, MFRS B-10 eliminated the replacement cost and specific indexation methods for inventories and fixed assets, respectively, and provided an option for the accounting treatment of the result from holding non-monetary assets recognized by an entity as accumulated other comprehensive income or loss under previous guidelines by either recycling this result from stockholders’ equity to income as it is realized, or reclassifying the outstanding balance of such result to retained earnings in the period in which this standard became effective.  The Company elected to reclassify to retained earnings the initial accumulated gain or loss from holding non-monetary assets.  Accordingly, the financial statements as of and for the years ended December 31, 2008, 2009 and 2010 have been prepared based on the modified historical cost model, as described in Note 2-E to our audited consolidated financial statements (that is, effects of transactions recognized as of December 31, 2007 are expressed in Mexican pesos of constant purchasing power at that date, and the effects of transactions that occurred after that date are expressed in nominal Mexican pesos), while prior periods are expressed in constant Mexican pesos, as of December 31, 2007.

The accumulated inflation of the last three years in the countries where we and our subsidiaries operate did not exceed the 26% mentioned above, with the exception of Venezuela.

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

When a non-Mexican subsidiary operates in an inflationary environment, we apply the actual inflation rate in the relevant country of each non-Mexican subsidiary and then translate the inflation-adjusted financial statements into pesos.  The figures for subsidiaries in Venezuela are restated to period-end constant local currencies following the provisions of MFRS B-10, applying the general consumer price index from the country in which the subsidiary operates.  Once figures are restated, they are converted to Mexican pesos following the provisions of MFRS B-15, by applying the exchange rate in effect at the end of the period.  When a non-Mexican subsidiary operates in a noninflationary environment, following the provisions of MFRS B-15 the assets and liabilities are translated to Mexican pesos using the year-end exchange rate.  The transactions during 2008, 2009 and 2010 for our non-Mexican subsidiaries other than subsidiaries in Venezuela were translated by applying the exchange rate in effect at the dates on which the stockholders’ contributions were made and income was generated. Revenues, costs and expenses are translated using the historical average exchange rate. For a more detailed discussion of Mexican FRS inflation accounting methodologies, see “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview of Accounting Presentation.”

Starting January 1, 2008, the Company began to include the statement of cash flows as part of its basic financial statements.  This financial statement presents cash inflows and outflows that show how cash is provided by, or used in, the business during the year, classified as operating, investing and financing activities.  The Company used the indirect method for the presentation of the statement of cash flows, which presents earnings or losses before taxes, adjusted for the effects of operations of prior periods received or paid in the current period, and for operations in the current period that will be received or paid in the future.

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

PART I

ITEM 1	Identity of Directors, Senior Management and Advisors.

Not applicable.

ITEM 2	Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3	Key Information.

SELECTED FINANCIAL DATA

The following tables present our selected consolidated financial data as of and for each of the years indicated.  The data as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 are derived from and should be read together with our audited consolidated financial statements included herein and “Item 5. Operating and Financial Review and Prospects.”

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

Since the accumulated inflation in Mexico for the three years ended December 31, 2008, 2009 and 2010 did not exceed 26%, the consolidated financial statements and the selected consolidated financial data as of December 31, 2008, 2009 and 2010 set forth below have been prepared based on the modified historical cost model, as described in Note 2-E to our audited consolidated financial statements.  The consolidated financial statements and the selected consolidated financial data as of December 31, 2006 and 2007 set forth below are expressed in constant Mexican pesos as of December 31, 2007, based on factors derived from the NCPI factors for domestic companies and General Consumer Price Index, or GCPI, factors for foreign subsidiaries.  See Note 2 to our audited consolidated financial statements.  Accordingly, the financial statements and information as of December 31, 2008, December 31, 2009 and December 31, 2010 have been prepared based on the modified historical cost model and may not be directly comparable to the information presented for prior periods.

	2006		2007		2008		2009		2010
	(thousands of Mexican pesos, except per share amounts)
Income Statement Data:
Mexican FRS:
Net sales	Ps.	32,189,955	Ps.	35,816,046	Ps.	44,792,572	Ps.	50,489,048	Ps.	46,600,537
Cost of sales	(20,975,201)		(24,192,290)		(30,236,597)		(33,100,107)		(31,130,798)
Gross profit	11,214,754		11,623,756		14,555,975		17,388,941		15,469,739
Selling, general and administrative expenses	(9,342,921)		(9,749,888)		(11,288,995)		(13,581,969)		(12,669,644)
Operating income	1,871,833		1,873,868		3,266,980		3,806,972		2,800,095
Other (expenses) income, net	(49,112)		555,743		(181,368)		(150,439)		(718,171)
Comprehensive financing result:
Interest expense	(602,315)		(683,578)		(823,702)		(1,449,601)		(1,360,427)
(Loss) gain in derivative financial instruments	(146,693)		155,456		(15,056,799)		(543,123)		(82,525)
Interest income	82,012		64,357		90,399		95,155		29,778
Monetary position gain, net	336,552		558,509		446,720		209,493		165,869
Foreign exchange (loss) gain, net	(19,363)		72,129		255,530		755,188		143,852
Total comprehensive financing result	(349,807)		166,873		(15,087,852)		(932,888)		(1,103,453)
Equity in earnings of associated companies	643,318		707,835		618,476		495,045		627,333
Income (loss) before income tax and noncontrolling interest	2,116,232		3,304,319		(11,383,764)		3,218,690		1,605,804
Income tax (current and deferred)	(432,170)		(925,710)		(434,695)		(1,108,346)		(838,718)
Noncontrolling interest	(82,937)		(145,288)		(521,299)		(581,424)		(225,181)
Majority net income (loss)	1,601,125		2,233,321		(12,339,758)		1,528,920		541,905
Per share data(1):
Majority net income (loss) per share	3.34		4.63		(21.84)		2.71		0.96
U.S. GAAP:
Net sales	31,530,165		35,427,207		44,381,012		49,034,395		45,734,036
Operating income	1,272,683		1,655,824		3,171,353		4,020,016		2,513,198
Net income (loss)	1,502,867		2,107,762		(11,778,940)		1,545,565		711,064
Per share data(1):
Net income (loss) per share	3.13		4.37		(20.85)		2.74		1.26

	2006		2007		2008		2009		2010
	(thousands of Mexican pesos, except per share amounts and operating data)
Balance Sheet Data (at period end):
Mexican FRS:
Property, plant and equipment, net	Ps.	15,563,733	Ps.	16,247,447	Ps.	20,653,274	Ps.	19,958,405	Ps.	17,886,784
Total assets	31,752,401		33,910,702		44,434,677		43,966,515		39,293,795
Short-term debt(2)	926,920		941,073		2,418,560		2,203,392		2,192,871
Long-term debt(2)	5,886,297		6,913,173		11,728,068		20,039,868		16,220,413
Derivative financial instruments	—		25,557		11,472,292		11,935		4,863
Total liabilities	13,850,150		15,333,503		35,153,127		32,154,952		28,673,267
Capital stock	18,158,922		18,120,976		9,116,663		6,972,425		6,972,425
Total stockholders’ equity(3)	17,902,251		18,577,199		9,281,550		11,811,563		10,620,528
U.S. GAAP:
Total assets	31,038,108		33,880,390		44,324,382		42,808,031		39,424,190
Long-term debt	5,924,119		6,913,173		11,728,068		20,039,868		16,220,413
Capital stock	18,058,698		18,020,752		9,016,439		9,016,439		9,016,439
Total stockholders’ equity (4)	17,086,146		18,145,723		9,678,726		10,946,163		11,012,779

Other Financial Information:
Mexican FRS:
Capital expenditures	2,144,056		2,222,903		2,696,744		1,168,663		1,115,161
Depreciation and amortization	1,262,299		1,178,797		1,410,420		1,648,446		1,524,383
Net cash provided by (used in) (5):
Operating activities	—		—		2,212,996		5,167,798		3,005,562
Financing activities	—		—		1,410,811		(3,609,027)		(3,935,194)
Investing activities	—		—		(2,958,202)		(941,127)		(815,700)
U.S. GAAP:
Depreciation and amortization	1,241,875		1,158,976		1,405,704		1,534,657		1,492,984
Net cash provided by (used in)(6):
Operating activities	1,743,120		(98,114)		1,738,926		4,169,001		1,904,139
Investing activities	(1,547,082)		(638,197)		(3,187,305)		(734,892)		(912,659)
Financing activities	82,273		627,108		2,143,425		(2,795,169)		(2,736,812)

Operating Data:
Sales volume (thousands of tons):
Gruma Corporation (corn flour, tortillas and other)(7)	1,327		1,329		1,337		1,312		1,395
GIMSA (corn flour, and other)	1,734		1,753		1,821		1,874		1,890
Gruma Venezuela (corn flour, wheat flour and other)	486		480		465		459		523
Molinera de México (wheat flour)	477		488		494		508		530
Gruma Centroamérica (corn flour and other)	212		220		213		208		201
Production capacity (thousands of tons):
Gruma Corporation (corn flour and tortillas)	2,021		2,063		2,093		2,096		2,314
GIMSA (corn flour, and other)(8)	2,797		2,954		2,954		2,846		2,843
Gruma Venezuela (corn flour, wheat flour and other)(9)	764		808		823		909		823
Molinera de México (wheat flour)	801		894		894		894		811
Gruma Centroamérica (corn flour and other)	266		319		307		307		343
Number of employees	18,124		18,767		19,060		19,093		19,825

(1) Based upon weighted average of outstanding shares of our common stock (in thousands), as follows:  480,007 shares for the year ended December 31, 2006; 482,506 shares for the year ended December 31, 2007; 564,853 for the year ended December 31, 2008; 563,651 shares for the year ended December 31, 2009; and 563,651 shares for the year ended December 31, 2010.  Each of our American Depositary Shares represents four Series B Common Shares.

(2) Short-term debt consists of bank loans and the current portion of long-term debt.  Long-term debt consists of debentures and bank loans.

(3) Total stockholders’ equity includes noncontrolling interests as follows:  Ps.3,069 million at December 31, 2006; Ps.2,882 million at December 31, 2007; Ps.3,642 million at December 31, 2008; Ps.4,110 million at December 31, 2009; and Ps.3,724 million at December 31, 2010.

(4) Under U.S. GAAP, starting January 1, 2009, the Company adopted the provisions contained in the FASB’s revised standard on accounting for noncontrolling interests.  Therefore, the Company reclassified noncontrolling interest to a separate component of stockholders’ equity.  This reclassification applies retrospectively to all periods.  This practice is consistent with Mexican FRS.  Total stockholders’ equity under U.S. GAAP includes noncontrolling interests as follows:  Ps.3,156 million at December 31, 2006; Ps.3,029 million at December 31, 2007; Ps.3,762 million at December 31, 2008; Ps.4,052 million at December 31, 2009; and Ps.4,056 million at December 31, 2010.

(5) Through December 31, 2007, under Mexican FRS, the changes in financial position for operating, financing and investing activities were presented through the statement of changes in financial position. On January 1, 2008, MFRS B-2 “Statement of Cash Flows” became effective on a prospective basis. Due to the adoption of MFRS B-2, cash flows information for 2008, 2009 and 2010 is not directly comparable to 2007 and prior years. Therefore, the Company has included only the statement of cash flows for the years ended December 31, 2008, 2009 and 2010.  See Note 2 to our audited consolidated financial statements for further details regarding this change.

(6) The Company revised its statements of cash flows under U.S. GAAP for the years ended December 31, 2006, 2007, 2008 and 2009 to reflect dividends received from associated companies as operating activities instead of investing activities.  The amounts received as dividends in 2006, 2007, 2008 and 2009 were Ps.81,851, Ps.79,200, Ps.83,446 and Ps.31,959, respectively.  The Company does not believe that these amounts are significant to the overall financial position of the Company.

(7) Net of intercompany transactions.

(8) Includes 437 thousand tons of temporarily idled production capacity at December 31, 2010.

(9) Includes 71 thousand tons of temporarily idled production capacity at December 31, 2010.

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

The ability of our subsidiaries to make distributions to us is limited by the laws of each country in which they were incorporated and by their constitutive documents.  For example, our ability to repatriate dividends from Gruma Venezuela may be adversely affected by exchange controls and other recent events.  See “Item 3. Key Information—Risk Factors—Risks Related to Venezuela—Venezuela Presents Significant Economic Uncertainty and Political Risk.”  In the case of Gruma Corporation, our principal U.S. subsidiary, its ability to pay dividends in cash is prohibited upon the occurrence of any default or event of default under its principal credit agreements.  See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

During 2010, 2009 and 2008 we did not pay any dividends to shareholders. During 2007 and 2006, we paid dividends to shareholders, in nominal terms, of Ps.410 million (per share Ps.0.85) and Ps.410 million (per share Ps.0.85), respectively.  In pesos of constant purchasing power as of December 31, 2007, the dividends paid or payable to shareholders in 2007 and 2006 amounted to Ps.424 million and Ps.440 million, respectively.

Exchange Rate Information

Mexico has had a free market for foreign exchange since 1994, when the government suspended intervention by the Banco de México, or Mexican Central Bank, and allowed the peso to float freely against the U.S. dollar.  The peso declined during the period from 1994 through 1998, at times in response to events outside of Mexico, but was relatively stable in 1999, 2000 and 2001.  In late 2001 and early 2002, the Mexican peso appreciated considerably against the U.S. dollar and, to a greater extent, against other foreign currencies.  From the second quarter of 2002 and until the end of 2003, the Mexican peso depreciated in value.  From the beginning of 2004 to August 2008, the Mexican peso was relatively stable, ranging from Ps.9.92 to Ps.11.63.  Commencing on October 1, 2008 to March 2, 2009, the Mexican peso depreciated in value from Ps.10.97 to Ps.15.40.  From March 2009 to the end of May 2011, the Mexican peso appreciated in value from Ps.15.40 to Ps.11.58.  There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate in the future.  See “—Risk Factors—Risks Related to Mexico—Devaluations of the Mexican Peso May Affect our Financial Performance.”

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar.  The rates have not been restated in constant currency units.  Unless otherwise indicated, we have translated U.S. dollar amounts in this annual report at the exchange rate of Ps.12.35 to U.S.$1.00, which was the buying rate published by Banco de México, expressed in pesos per U.S. dollar, on December 31, 2010.

	Noon Buying Rate (Ps. Per U.S.$)
Year	High (1)	Low (1)	Average (2)	Period End
2006	11.4600	10.4315	10.9056	10.7995
2007	11.2692	10.6670	10.9277	10.9169
2008	13.9350	9.9166	11.1415	13.8320
2009	15.4060	12.6318	13.4970	13.0576
2010	13.1940	12.1556	12.6222	12.3825
November 2010	12.5668	12.2121	12.3343	12.4540
December 2010	12.4725	12.3311	12.3902	12.3825
January 2011	12.2545	12.0390	12.1280	12.1541
February 2011	12.1824	11.9700	12.0649	12.1130
March 2011	12.1114	11.9170	11.9963	11.9170
April 2011	11.8552	11.5237	11.7059	11.5237
May 2011	11.7661	11.5050	11.6542	11.5790

(1) Rates shown are the actual low and high, on a day-by-day basis for each period.

(2) Average of month-end rates.

On May 31, 2011, the noon buying rate for pesos was Ps.11.5790 to U.S.$1.00.

RISK FACTORS

Risks Related to Our Company

Fluctuations in the Cost and Availability of Corn, Wheat and Wheat Flour May Affect Our Financial Performance

Our financial performance may be affected by the price and availability of corn, wheat and wheat flour as each of these raw materials represented 36%, 12% and 5%, respectively, of our cost of sales in 2010.  Mexican and world markets have experienced periods of either over-supply or shortage of corn and wheat, some of which have caused adverse effects on our results of operations.  In recent years, there has been substantial volatility and increases in the price of corn, partly due to the demand for corn-based ethanol in the U.S., which increased our cost of corn and negatively affected our financial condition and results of operation.  Also, there have been increases in the price of wheat, driven by negative weather conditions in certain regions of the world and increased demand worldwide, especially from emerging countries.  However, during 2009, prices of corn and wheat declined significantly from their peak in 2008.  We believe that the demand and price for corn will increase over the long term in connection with the expected rising demand for bio-fuel and manufacture of corn-based ethanol.  During 2010 prices of corn and wheat increased substantially.

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

Additionally, because of this volatility and price variations, we may not always be able to pass along our increased costs to our customers in the form of price increases.  We cannot always predict whether or when shortages or over-supply of corn and wheat will occur.  In addition, future Mexican or other countries’ governmental actions could affect the price and availability of corn and wheat.  Any adverse developments in domestic and international corn and wheat markets could have a material adverse effect upon our business, financial condition, results of operations, and prospects.

We Expect to Pay Interest and Principal on Our Dollar-Denominated Debt with Cash Generated in Pesos or other Currencies, as We Will Not Generate Sufficient Cash Flow in Dollars from our Operations

We have approximately 57% of our outstanding debt denominated in dollars as of March 31, 2011.  This debt will have to be serviced by funds generated from sales by our subsidiaries.  We do not generate sufficient cash in dollars from our operations to service the entire amount of our expected dollar denominated debt.  Consequently, we anticipate having to use cash generated in pesos or other currencies to service our dollar denominated debt.  A devaluation of the peso or other currencies against the dollar could adversely affect our ability to service our debt. Even though we intend to mitigate this risk with foreign currency hedges, we are exposed to such foreign currency exchange fluctuations and we cannot assure you that market hedges will be available at favorable terms to us, if at all. Fluctuations in exchange rates may result from changes in economic conditions, investor sentiment, monetary and fiscal policies, the liquidity of global markets, international and regional political events, and acts of war or terrorism.

Our Current or Future Indebtedness could Adversely Affect Our Business and, Consequently, Our Ability to Pay Interest and Repay Our Indebtedness

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

Downgrades of Our Debt May Increase Our Financing Costs or Otherwise Adversely Affect Us or Our Stock Price

Our long-term corporate credit rating and our senior unsecured perpetual bond are rated “BB-” by Standard & Poor’s Ratings Services (“Standard & Poor’s”).  Our Foreign Currency Long-Term Issuer Default Rating and our Local Currency Long-Term Issuer Default Rating are rated “BB” by Fitch Ratings (“Fitch”).  Our U.S.$300 million perpetual bond is rated “BB” by Fitch Ratings. These ratings reflect the recent debt repayment made on February 18, 2011, after applying the net proceeds from the sale of GRUMA's 8.8% stake in Grupo Financiero Banorte, S.A.B. de C.V. (“GFNorte”). The ratings in effect during 2009 and 2010 were lower, prior to the debt repayment on February 18, 2011, reflecting additional leverage on GRUMA’s capital structure from the termination of GRUMA’s foreign exchange derivative positions and the subsequent conversion of the realized losses into debt.

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

In addition, we have expanded our operations to China, Malaysia, Australia, England, the Netherlands, Italy and Ukraine.  Our presence in these and other markets could present us with new and unanticipated operational challenges.  For example, we may encounter labor restrictions or shortages and currency conversion obstacles, or be required to comply with stringent local governmental and environmental regulations.  Any of these factors could increase our operating expenses and decrease our profitability.

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

Our Business and Operations May Be Adversely Affected by Global Economic Conditions

The recent global economic crisis has adversely affected the economy in the United States, Europe and many other parts of the world, including Mexico, and has had significant consequences worldwide, including a global economic recession, exchange rate volatility, a lack of available credit, and higher interest rates.  It is uncertain how long the effects of the global economic crisis will continue and how much of an impact it will have on the global economy in general, or the economies in which we operate in particular, and whether slowing economic growth in any such countries could result in our customers’ reducing their spending.  As a result, we may need to lower the prices of certain of our products and services in order to maintain the attractiveness of our products and services, which could lead to reduced turnover and profit or a decline in demand for our products.  Any such development could adversely affect our business, results of operations and financial condition and lead to a drop in the trading price of our shares.

Our Financial Information Prepared under IFRS May Not Be Comparable to Our Financial Information Prepared Under Mexican FRS

We will be reporting under IFRS for the year ended December 31, 2011, with an official IFRS adoption date of January 1, 2011. IFRS differs in certain significant respects from Mexican FRS and U.S. GAAP. An analysis of the principal differences between IFRS and Mexican FRS and an estimate of the implementation of IFRS on the Company’s balance sheet as of January 1, 2011 is set forth in Note 19 to our audited financial statements included in this annual report.  As a result of the adoption of IFRS, our consolidated financial information presented under IFRS for fiscal year 2011 may not be comparable to our financial information for previous periods prepared under Mexican FRS.

Risks Related to Mexico

Our Results of Operations Could Be Affected by Economic Conditions in Mexico

We are a Mexican company with 43% of our consolidated assets located in Mexico and 33% of our consolidated net sales derived from our Mexican operations as of and for the year ended December 31, 2010.  As a result, Mexican economic conditions could impact our results of operations.

In the past, Mexico has experienced exchange rate instability and devaluation as well as high levels of inflation, domestic interest rates, unemployment, negative economic growth and reduced consumer purchasing power.  These events resulted in limited liquidity for the Mexican government and local corporations.  Civil and political unrest around the world could also negatively impact the Mexican economy.  See “—Developments in Other Countries Could Adversely Affect the Mexican Economy, the Market Value of our Securities and Our Results of Operations.”

Mexico has experienced a prolonged period of slow growth since 2001, primarily as a result of the downturn in the U.S. economy.  The Mexican economy grew by 5.2% in 2006, by 3.3% in 2007 and by 1.5% in 2008 but contracted by 6.1% in 2009.  For 2010, the Mexican economy grew by 5.5%, and in the first quarter of 2011, the Mexican economy grew by 4.6%.

Developments and trends in the world economy affecting Mexico may have a material adverse effect on our financial condition and results of operations.  The Mexican economy is tightly connected to the U.S. economy through international trade (approximately 80% of Mexican exports are directed to the United States), international remittances (billions of dollars from Mexican workers in the United States are the country’s second-largest source of foreign exchange), foreign direct investment (approximately 30% of Mexican foreign direct investment comes from U.S.-based investors), and financial markets (the U.S. and Mexican financial systems are highly integrated).  As the U.S. economy contracts, U.S. citizens consume fewer Mexican imports, Mexican workers in the United States send less money to Mexico, U.S. firms with businesses in Mexico make fewer investments, U.S.-owned banks in Mexico make fewer loans, and the quality of U.S. financial assets held in Mexico deteriorates.  Moreover, the collapse in confidence in the U.S. economy may spread to other economies closely connected to it, including Mexico’s.  The result may be a potentially deep and protracted recession in Mexico.  If the Mexican economy falls into a deep and protracted recession, or if inflation and interest rates increase, consumer purchasing power may decrease and, as a result, demand for our products may decrease.  In addition, a recession could affect our operations to the extent we are unable to reduce our costs and expenses in response to falling demand.

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

Following the election in 2006 of Felipe Calderón Hinojosa, of the political party Partido Acción Nacional or PAN the Mexican Congress became politically divided, as the PAN does not have majority control.  Elections for the Mexican Senate and House of Representatives and for the governorship of certain states took place on July 5, 2009, giving the Partido Revolucionario Institucional, or PRI, a relative majority of the legislature.  The lack of alignment between the legislature and the President could result in political uncertainty, or deadlock and prevent the timely implementation of political and economic reforms, which in turn could have a material adverse effect on Mexico’s economic situation and on our business.

Until 2007 we depended on corn import permits to ensure an adequate supply of corn in low-corn producing regions of Mexico.  Commencing on January 1, 2008 pursuant to the NAFTA agreement, the import of grains, including corn, no longer requires import permits.  Nevertheless, we cannot assure you that the Mexican government will continue to comply with the terms of the NAFTA agreement, nor take actions that could adversely affect us.  See “Item 4. Information on the Company—Regulation.”

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

Devaluations of the Mexican Peso May Affect our Financial Performance

Since we do not generate sufficient cash in dollars from our operations, we anticipate having to pay interest and principal on our dollar-denominated debt with cash flow generated in pesos or other currencies.  Furthermore, because we have significant international operations, we remain exposed to foreign exchange risks that could affect our ability to meet our obligations and result in foreign exchange losses on our dollar-denominated obligations.

We posted a net foreign exchange gain of Ps.256 million in 2008, a gain of Ps.755 million in 2009 and a gain of Ps.144 million in 2010.  Major devaluation or depreciation of the Mexican peso may limit our ability to transfer or to convert such currency into U.S. dollars for the purpose of making timely payments of interest and principal on our indebtedness.  The Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico.  The government could, however, institute restrictive exchange rate policies in the future.

High Levels of Inflation and High Interest Rates in Mexico Could Adversely Affect the Business Climate in Mexico and our Financial Condition and Results of Operations

Mexico has experienced high levels of inflation in the past.  The annual rate of inflation, as measured by changes in the NCPI, was 6.53% for 2008, 3.57% for 2009 and 4.40% in 2010.  From January through March 2011, the inflation rate was 1.06%.  On June 1, 2011, the 28-day CETES rate was 4.43%.  While a substantial part of our debt is dollar-denominated at this time, high interest rates in Mexico may adversely affect the business climate in Mexico generally and our financing costs in the future and thus our financial condition and results of operations.

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

On May 12, 2010, the Venezuelan government issued decree number 7.394, published in the Official Gazette of Venezuela (the “Expropriation Decree”), announcing the forced acquisition of all goods, movables and real estate of our Venezuelan subsidiary Molinos Nacionales, C.A., or MONACA, (the “MONACA Expropriation”).  Pursuant to the Expropriation Decree, the government of Venezuela has instructed government officials to undertake the necessary actions to execute the MONACA Expropriation. As stated in the Expropriation Decree and in accordance with the Venezuelan Expropriation for Public Utility or Social Interest Law (the “Expropriation Law”), the taking of legal ownership can occur either through an “Administrative Arrangement” or, in the event an amicable agreement is not reached through an Administrative Arrangement, then through a “Judicial Order,” each process requiring certain steps as indicated in the Expropriation Law.  In order to achieve an Administrative Arrangement, management began negotiations with government officials that included the sharing of information about MONACA’s operations, the creation of a valuation committee with representatives from GRUMA and the government, and the initial steps to introduce government officials to the operations of MONACA. GRUMA, through Valores Mundiales, S.L., has been actively cooperating with government officials and expressing its desire to continue operating in Venezuela. GRUMA has participated in these negotiations with a view to continuing our presence in Venezuela by potentially entering into a joint venture with the Venezuelan government that could also include compensation, or absent a joint venture arrangement, GRUMA may receive compensation for the assets subject to expropriation, which the law requires be fair and reasonable.  Our negotiations with the government are still ongoing and we cannot assure you that these negotiations will be successful.

At this stage of the negotiations, we are unable to guarantee that our involvement in such negotiations will result in GRUMA receiving a fair and reasonable compensation, if any, for the assets subject to the Expropriation Decree and we cannot determine the difficulty of recovery, among other matters.  In addition, we cannot determine the position the Venezuelan government may take in future negotiations.

The ultimate outcome of this matter is presently uncertain. Pending the resolution of this matter, based on preliminary valuation reports, no impairment charge on GRUMA’s net investment in MONACA has been identified; however, we are unable to estimate the value of any future impairment charge, if one will be taken, or to determine whether MONACA will need to be accounted for as a discontinued operation.  Furthermore, at this time, we cannot predict the results of any court or tribunal proceedings, whether we will be likely to prevail in such proceedings, or the ramifications that costly and prolonged legal disputes could have on our results of operations or financial position.  As a result, the net impact of this matter on the Company’s consolidated financial results cannot be reasonably estimated.  See Notes 11-A and 17-D to our consolidated financial statements.

For more information regarding MONACA’s expropriation and /or other legal proceedings in Venezuela please see See “Item 8.  Financial Information—Legal Proceedings.”

Venezuela Presents Other Significant Economic Uncertainty and Political Risks

Our operations in Venezuela through MONACA and DEMASECA accounted for 12% of our net sales and 10% of our total assets as of December 31, 2010.  In recent years, political and social instability has prevailed in Venezuela.  This unrest presents a risk to our operations in Venezuela which cannot be controlled or accurately measured or estimated.

In recent years, Venezuelan authorities have imposed foreign exchange and price controls that apply to products such as corn flour and wheat flour, which have limited our ability to increase our prices in order to compensate for higher costs in raw materials and to convert bolivars into other currencies and transfer funds out of Venezuela.  Pursuant to the foreign exchange controls, the purchase and sale of foreign currency is required to be made at an official rate of exchange, as determined by the Venezuelan government (the “Official Rate”).  In addition, U.S. dollars may be acquired in order to settle certain U.S. dollar-denominated debt incurred pursuant to imports and royalty agreements, and for payment of dividends, capital gains, interest payments or private debt only after proper submission and approval by the Foreign Exchange Administration Board (CADIVI).  We continue to make appropriate submissions to CADIVI.  We expect to be in a position to meet our foreign currency-denominated obligations; however, as long as the system of exchange controls remains in effect, there is no assurance that we will be able to secure the required approvals from CADIVI to have sufficient foreign currency for this purpose.

In addition, as described in Note 17-D to our consolidated financial statements, the Venezuelan government devalued its currency and established a two tier exchange structure on January 11, 2010. On December 30, 2010, the Venezuelan government issued Exchange Agreement No. 14, which established a single exchange rate of 4.30 bolivars per U.S. dollar effective January 1, 2011.  We cannot guarantee that the Venezuelan government will not impose additional price controls, or further devalue its currency or make similar decisions in the future.

Additionally, our Venezuelan operations could be adversely affected since, among other reasons:  (i) 100% of the sales of our operations in Venezuela are denominated in bolivars; (ii) Gruma Venezuela produces products that are subject to price controls; (iii) part of Gruma Venezuela’s sales depend on centralized government procurement policies for its social welfare programs; (iv) we may have difficulties repatriating dividends from Gruma Venezuela, as well as importing some of its requirements for raw materials as a result of the exchange controls; and (v) Gruma Venezuela may face increasing costs in some of our raw materials due to the implementation of import tariffs.

Risks Related to the United States

Unfavorable General Economic Conditions in the United States Could Negatively Impact Our Financial Performance

Net sales in the U.S. constituted 43% of our total sales in 2010.  Unfavorable general economic conditions, such as the current recession and economic slowdown in the United States could negatively affect the affordability of and consumer demand for some of our products.  Under difficult economic conditions, consumers may seek to forego purchases of our products or, if available, shift to lower-priced products offered by other companies.  Softer consumer demand for our products in the United States or in other major markets could reduce our profitability and could negatively affect our financial performance.

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

We Have Significant Transactions With Affiliates That Could Create Potential Conflicts of Interest

We purchase some of our inventory ingredients from our shareholder and associate Archer-Daniels-Midland Company (“Archer-Daniels-Midland,” or “ADM”) at market rates and terms.  During 2008, 2009 and 2010, we purchased U.S.$183 million, U.S.$159 million and U.S.$97 million of inventory ingredients, respectively, from Archer-Daniels-Midland.  Transactions with affiliates may create the potential for conflicts of interest.  See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

Our Controlling Shareholder Exerts Substantial Control Over Our Company

As of April 29, 2011, Roberto González Barrera and his family controlled approximately 54.41% of our outstanding shares.  See “Item 10. Additional Information—Bylaws—Changes in Capital Stock.”  Consequently, Mr. González Barrera and his family have the power to elect the majority of our directors and to determine the outcome of most actions requiring approval of our stockholders, including the declaration of dividends.  The interests of Mr. González Barrera and his family may differ from those of our other shareholders.  Mr. González Barrera and his family’s holdings are described under “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

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

Archer-Daniels-Midland owns, directly or indirectly, a 40% interest in our subsidiary, Molinera de México, S.A. de C.V., or Molinera de México, and a 20% interest in our subsidiary, Azteca Milling, L.P., or Azteca Milling.  Additionally, Archer-Daniels-Midland owns a 3% indirect interest in Molinos Nacionales, C.A., or MONACA and a 3% indirect interest in Derivados de Maíz Seleccionado, C.A. or DEMASECA.  For more information, please see “Item 4. Information on the Company—Business Overview—Gruma Venezuela.”  These subsidiaries account for 31% of our revenue.  Although we own a majority ownership interest in each of Azteca Milling and Molinera de México, we are required to obtain the consent and cooperation of Archer-Daniels-Midland with respect to certain matters in order to increase our capital expenditures and to implement and expand upon our business strategies in respect of such subsidiaries.

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

We own approximately 83% of the outstanding shares of Grupo Industrial Maseca, S.A.B. de C.V., or GIMSA, 73% of MONACA, 57% of DEMASECA, 80% of Azteca Milling, L.P. (through Gruma Corporation) and 60% of Molinera de México, S.A. de C.V.  Accordingly, we are entitled to receive only our pro rata share of any of these subsidiaries’ dividends.

Furthermore, our ability to repatriate dividends from Gruma Venezuela may be adversely affected by exchange controls and other recent events.  See “Item 3. Key Information—Risk Factors—Risks Related to Venezuela—Venezuela Presents Significant Economic Uncertainty and Political Risk.”

ITEM 4                                Information on the Company.

HISTORY AND DEVELOPMENT

Gruma, S.A.B. de C.V. is a publicly held corporation (Sociedad Anónima Bursátil de Capital Variable) registered in Monterrey, Mexico under the Ley General de Sociedades Mercantiles, or Mexican Corporations Law on December 24, 1971 with a corporate life of 99 years.  Our full legal name is Gruma, S.A.B. de C.V., but we are also known by our commercial names:  GRUMA and Maseca.  The address of our principal executive office is Calzada del Valle, 407 Ote., Colonia del Valle, San Pedro Garza García, Nuevo León, 66220 México and our telephone number is (52 81) 8399-3300.  Our legal domicile is Monterrey, Nuevo León, México.

We were founded in 1949, when Roberto González Barrera, the Chairman of our board of directors started producing and selling corn flour in Northeastern Mexico as an alternative raw material for producing tortillas.  Prior to our founding, all corn tortillas were made using a rudimentary process.  We believe that the preparation of tortillas using the dry corn flour method presents advantages, including greater efficiency and higher quality, which makes tortillas consistent and readily available.  The corn flour process has been a significant impetus for growth, resulting in expanding corn flour and tortilla production and sales throughout Mexico, the United States, Central America, Venezuela, Europe, Asia and Oceania.  In addition, we have diversified our product mix to include wheat flour in Mexico and Venezuela.

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

•                  In 1977, we entered the U.S. market.  Our operations have grown to include products such as tortillas, corn flour, and other tortilla related products.

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

•                  In 2010, major capital expenditures were applied to general manufacturing upgrades and efficiency improvements in Gruma Corporation and GIMSA, and the acquisition of Altera I and Altera II, the leading producer of corn grits in Ukraine.

•                  In 2011, most of our capital expenditures are expected to be applied to general manufacturing upgrades and efficiency improvements, as well as production capacity expansions, especially in Europe and Australia.

ORGANIZATIONAL STRUCTURE

We are a holding company and conduct our operations through subsidiaries.  The table below sets forth our principal subsidiaries as of December 31, 2010.

Name of Company	Principal Markets	Jurisdiction of Incorporation	Percentage Owned(1)	Products/ Services

Mexican Operations

Grupo Industrial Maseca, S.A.B. de C.V. (“GIMSA”)	Mexico	Mexico	83%	Corn flour, Wheat flour, Other

Molinera de México, S.A. de C.V. (“Molinera de México”) (2)	Mexico	Mexico	60%	Wheat flour, Other

U.S. and Europe Operations(3)
Gruma Corporation	United States and Europe	Nevada	100%	Packaged tortillas, Other tortilla related products, Corn flour, Flatbreads, Grits, Other

Azteca Milling, LP.(4)	United States	Texas	80%	Corn flour

Central American Operations(5)

Gruma de Guatemala, S.A., Derivados de Maíz Alimenticio, S.A., Industrializadora y Comercializadora de Palmito, S.A., Derivados de Maíz de Guatemala, S.A., Tortimasa, S.A., Derivados de Maíz de El Salvador, S.A., and Derivados de Maíz de Honduras, S.A. (“Gruma Centroamérica”)	Costa Rica, Honduras, Guatemala, El Salvador, Nicaragua, Ecuador	Costa Rica, Honduras, Guatemala, El Salvador, Nicaragua, Ecuador	100%	Corn flour, Packaged tortillas, Snacks, Hearts of palm, Rice

Venezuelan Operations(6)
Molinos Nacionales, C.A. (“MONACA”) (7)	Venezuela	Venezuela	73%	Corn flour, Wheat flour, Other products
Derivados de Maíz Seleccionado, C.A. (“DEMASECA”) (7)	Venezuela	Venezuela	57%	Corn flour

Other Subsidiaries

Mission Foods (Shanghai) Co. Ltd., Gruma Oceania Pty. Ltd., and Mission Foods (Malaysia) Sdn. Bhd. (“Gruma Asia and Oceania”)	Asia and Oceania	China, Malaysia and Australia	100%	Packaged tortillas, Chips, Other products

Productos y Distribuidora Azteca, S.A. de C.V. (“PRODISA”)	Mexico	Mexico	100%	Packaged tortillas, Other related products
Investigación de Tecnología Avanzada, S.A. de C.V. (“INTASA”)	Mexico	Mexico	100%	Construction, Technology and Equipment operations

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

(7)  Archer-Daniels-Midland holds a 3% indirect interest in both companies and RFB Holdings de Mexico, S.A. de C.V. holds a 24.14% indirect interest in MONACA and 40% in DEMASECA.  See “Item 3. Key Information—Risk Factors—Risks

Related to Venezuela—One of our Subsidiaries in Venezuela is Currently Involved in Expropriation Proceedings and our Remaining Subsidiary in Venezuela is Subject to Expropriation,” “—Risks Related to Our Controlling Shareholders and Capital Structure—Archer-Daniels-Midland, Our Strategic Partner, Has Influence Over Some Corporate Decisions; Our Relationship With Archer-Daniels-Midland Could Become Adverse and Hurt Our Performance,” and “Item 10. Additional Information—Material Contracts—Archer-Daniels-Midland.”

Our subsidiaries accounted for the following percentages and amount of our net sales in millions of pesos for the years ended December 31, 2008, 2009 and 2010.

	Year ended December 31,
	2008			2009			2010
	In Millions of Pesos		Percentage of Net Sales	In Millions of Pesos		Percentage of Net Sales	In Millions of Pesos		Percentage of Net Sales
Gruma Corporation	Ps.	19,761	44%	Ps.	23,917	47%	Ps.	21,919	47
GIMSA	9,142		20	10,348		20	11,889		26
Gruma Venezuela	8,727		19	9,025		18	5,382		12
Molinera de México	3,598		8	3,484		7	3,455		7
Gruma Centroamérica	2,949		7	2,777		6	2,765		6
Others and eliminations	616		2	938		2	1,191		2
Total	Ps.	44,793	100	Ps.	50,489	100	Ps.	46,601	100

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

Capital Expenditures

Our capital expenditure program continues to be primarily focused on our core businesses and markets.  Capital expenditures for 2008, 2009 and 2010 were U.S.$235 million, U.S.$87 million and U.S.$89 million, respectively. During 2008, GRUMA’s capital expenditures totaled U.S.$235 million, most of which were applied to the construction of tortilla plants in California and Australia, capacity expansions and upgrades in Gruma Corporation. During 2009, our capital expenditures totaled U.S.$87 million, most of which was applied to capacity expansions and upgrades in Gruma Corporation and GIMSA, the completion of a tortilla plant in California and the construction of a wheat mill in Venezuela.  During 2010, capital expenditures were U.S.$89 million, most of which were applied to general manufacturing upgrades and efficiency improvements in Gruma Corporation and GIMSA, and the acquisition of Altera I and Altera II, the leading producer of corn grits in Ukraine.

We have budgeted approximately U.S.$200 million for capital expenditures in 2011, which we intend to use mainly in Gruma Corporation, and Gruma Asia and Oceania. Most of our capital expenditures for 2011 will be applied to general manufacturing upgrades, efficiency improvements and production capacity expansions, particularly in Europe and Australia.  We anticipate financing these expenditures throughout the year through internally generated funds and debt. This capital expenditures budget does not include any potential acquisitions.  During the first quarter of 2011, we spent approximately U.S.$21 million on capital expenditures which were applied mainly to capacity increases and upgrades in Europe and the United States.

The following table sets forth the aggregate amount of our capital expenditures during the periods indicated.

	Year ended December 31,
	2008	2009	2010
	(in millions of U.S. dollars)(1)
Gruma Corporation	$127.0	$30.9	$50.0
GIMSA	12.2	22.6	13.8
Gruma Venezuela	22.0	22.8	6.9
Molinera de México	3.4	3.4	4.5
Gruma Centroamérica	23.6	3.7	3.4
Others and eliminations	47.1	3.5	10.0
Total consolidated	$235.3	$86.9	$88.6

(1) Amounts in respect of some of the capital expenditures were paid for in currencies other than the U.S. dollar.  These amounts were translated into U.S. dollars at the exchange rate in effect at the end of each month on which a given capital expenditure was made.  As a result, U.S. dollar amounts presented in the table above may not be comparable to data contained elsewhere in this Annual Report, which is expressed on the basis of the peso/dollar exchange rate as of December 31, 2010, unless otherwise specified.

For more information on capital expenditures for each subsidiary, please see the sections entitled “Operation and Capital Expenditures” under the relevant sections below.

BUSINESS OVERVIEW

We believe we are one of the largest corn flour and tortilla producers and distributors in the world.  We also believe we are one of the leading producers and distributors of corn flour and tortillas in the United States, one of the leading producers of corn flour and wheat flour in Mexico, and one of the leading producers of corn flour and wheat flour in Venezuela.  We believe that we are also one of the largest producers of corn flour and tortillas in Central America, and one of the largest producers of tortilla and other flatbreads, including pita, naan, chapatti, pizza bases and piadina in Europe, Asia and Oceania.  Our focus has been and continues to be the efficient and profitable expansion of our core business—corn flour, tortilla, wheat flour production and flatbreads.  We pioneered the dry corn flour method of tortilla production, which offers several advantages over the centuries-old traditional wet corn dough method.  These advantages include higher production yields, reduced production costs, more uniform quality and longer shelf life.  The dry corn flour method of production offers significant opportunities for growth.  Using our technology and know-how, we expect to encourage tortilla and tortilla chip producers in the United States, Mexico, Central America, and elsewhere to convert to the dry corn flour method of tortilla and tortilla chip production.  Additionally, we expect to increase the presence of our other core businesses, including packaged tortillas in the United States, Mexico, Central America, Europe, Asia and Oceania, and wheat flour in Mexico and Venezuela.

The following table sets forth our revenues by geographic market for years ended December 31, 2008, 2009 and 2010.

	Year ended December 31,
	2008		2009		2010
	(in millions of pesos)
United States and Europe	Ps.	19,737	Ps.	23,917	Ps.	21,919
Mexico	12,791		13,844		15,433
Venezuela	8,727		9,025		5,382
Central America	2,949		2,777		2,765
Asia and Oceania	589		926		1,102
Total	Ps.	44,793	Ps.	50,489	Ps.	46,601

Strategy

Our strategy for growth is to focus on our core business—corn flour, tortilla, and wheat flour production, as well as to expand our product portfolio towards the flatbreads category in general —and to capitalize upon our leading positions in the corn flour and tortilla industries.  We have taken advantage of the increasing popularity of Mexican food and, more importantly, tortillas, in the U.S., European and Asia and Oceania markets.  We have also taken advantage from the adoption of tortillas by the U.S. general market and by Europeans for the preparation of different recipes other than Mexican food, and from the flexibility of our wraps and flatbreads category and new product concepts we have launched such as low-fat, carb-balance and multigrain.  Our strategy includes the following key elements:

Expand in the Growing Retail and Food Service Tortilla Markets Where We Currently Have a Presence and to New Regions in the United States:  We believe that the size and growth of the U.S. retail and food service tortilla markets offer significant opportunities for expansion.

Enter and Expand in the Tortilla and Flatbread Markets in Other Regions of the World:  We believe that new markets in other continents such as Europe, Asia and Oceania offer us significant opportunities.  We believe our current operations in Europe will enable us to better serve markets in Europe and in the Middle East through stronger vertical integration, improvements in logistical efficiencies, and enhanced knowledge of our local markets.  Our presence in Asia and Oceania will enable us to offer our customers fresh products and respond more quickly to their needs.  We will continue to evaluate ways to profitably expand into these rapidly growing markets.

Maintain Gruma Corporation’s MISSION® and GUERRERO® Tortilla Brands as the First and Second National Brands in the United States:  We intend to achieve this by increasing our efforts at building brand name recognition, and by further expanding and utilizing Gruma Corporation’s distribution network, first in Gruma Corporation’s existing markets, where we believe there is potential for further growth, and second, in regions where Gruma Corporation currently does not have a significant presence but where we believe strong demand for tortillas already exists.

Encourage Transition in All Our Markets from the Traditional Cooked-Corn Method to the Dry Corn Flour Method as Well as New Uses for Corn Flour, and Continue to Establish MASECA as a Leading Brand:  We pioneered the dry corn flour method of tortilla production, which offers several advantages over the centuries-old traditional wet corn dough method.  We continue to view the transition from the traditional method to the dry corn flour method of making tortillas and tortilla chips as the primary opportunity for increased corn flour sales.  We will continue to encourage this transition through improving customer service, advertising and promoting principally our MASECA® brand corn flour, as well as leveraging off of our manufacturing capacity and distribution networks.  We also see an opportunity for further potential growth in the fact that the dry corn flour method is more environmentally friendly than the traditional method.  We also are working to expand the use of corn flour in the manufacture of different types of products besides tortillas and tortilla chips.

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

U.S. and European Operations

Overview

We conduct our United States and European operations principally through our subsidiary, Gruma Corporation, which manufactures and distributes corn flour, packaged tortillas, corn chips and related products.  The Asia and Oceania operations were reported in our financial statements under Gruma Corporation through December 2006, but since 2007 the Asia and Oceania operations have been reported under the line item “Other and eliminations.”  Gruma Corporation commenced operations in the United States in 1977, initially developing a presence in certain major tortilla consumption markets by acquiring small tortilla manufacturers and converting their production processes from the traditional “wet corn dough” method to our dry corn flour method.  Eventually, we began to build our own state-of-the-art tortilla plants in certain major tortilla consumption markets.  We have vertically integrated our operations by (i) building corn flour and tortilla manufacturing facilities; (ii) establishing corn purchasing operations; (iii) launching marketing and advertising campaigns to develop brand name recognition; (iv) expanding distribution networks for corn flour and tortilla products; and (v) using our technology to design and build proprietary corn flour, tortilla and tortilla chip manufacturing machinery.

In September 1996, we combined our U.S. corn flour milling operations with Archer-Daniels-Midland’s corn flour milling operations into a newly formed limited partnership, known as Azteca Milling, L.P., in which Gruma Corporation holds an 80% interest.  See “Item 10. Additional Information—Material Contracts.”

During 2000, Gruma Corporation opened its first European tortilla and corn chips plant in Coventry, England, initiating our entry into the European market. During 2004, Gruma Corporation concluded two further acquisitions in Europe; a tortilla plant in Holland and a 51% ownership of a corn flour plant in Italy in an effort to strengthen our presence in the region.

In 2006, Gruma Corporation acquired a flatbread plant in the north of England, which enabled us to expand our product portfolio with new types of flatbreads; primarily naan and pita. In addition, Gruma Corporation acquired the remaining 49% ownership interest in Nuova De Franceschi & Figli, a corn flour company based in Italy, in which we previously held a 51% ownership interest.  In March 2010, we acquired 100% of the share capital of Altera I and Altera II, the leading producer of corn grits in Ukraine, for U.S.$9 million.  We believe this acquisition in Eastern Europe will enable GRUMA to continue its growth strategy in emerging markets in that region.  Further acquisitions are contemplated during 2011, both in the corn flour division and in the tortilla and flatbread business, in order to accelerate GRUMA’s growth in Europe.

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

Azteca Milling distributes approximately 36% of the corn flour it produces to Mission Foods’ plants throughout the United States and Europe.  Azteca Milling’s third-party customers consist largely of other tortilla manufacturers, corn chip producers, retail customers and wholesalers.  Azteca Milling sells corn flour in various quantities, ranging from four-pound retail packages to bulk railcar loads.

We anticipate continued growth in the U.S. market for corn flour, tortillas, and related products.  We believe that the growing consumption of Mexican-style foods by non-Hispanics will continue to increase demand for tortillas and tortilla related products, particularly flour tortillas.  Also influential is the fact that tortillas are no longer solely used as ingredients in Mexican food; for example, tortillas are also used for wraps, which will continue to increase demand for tortillas.  Growth in recent years in the corn flour market is attributable to this increase of corn tortilla and tortilla chip consumption in the U.S. market as well as the conversion of tortilla and tortilla chip producers from the wet corn dough process to our dry corn flour method, the increase of Hispanic population, the consumption of tortillas and tortilla chips by the general consumer market, and stronger and increased distribution.

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

We strongly believe there is significant growth potential for tortillas and other flatbreads in all geographic areas of Europe and also through multiple channels, for example, in the retail and foodservice channels.  Consumer trends indicate a growing need for flexible, healthy, nutritious and tasty food on-the-go and also for more interesting bread accompaniments. Mexican-based cuisine is also gaining in popularity in key markets. Mission Foods is well-placed to both drive and benefit from this situation in the coming years. Approximately half of our production in Europe is allocated to retail sales, the other half to a mix of foodservice providers including quick-service restaurants, and food processors.

We believe Mission Foods is one of the leading tortilla producers in Europe with the main competitors being Santa Maria and General Mills. There are a number of more recent players occupying niche positions in tortilla production, operating in continental Europe and the United Kingdom.

Operation and Capital Expenditures.  Annual total production capacity for Gruma Corporation is estimated at 2.3 million metric tons as of December 31, 2010, with an average utilization of 72% in 2010.  The average size of our plants measured in square meters is approximately 9,646 (about 104,000 square feet) as of December 31, 2010.  Capital expenditures for the past three years were U.S.$208 million, mostly for expansion and upgrades of existing facilities and the construction of a new tortilla plant in southern California, that began production during 2010.  In March of 2010, we acquired 100% of the share capital of Altera I and Altera II, the leading producer of corn grits in Ukraine for U.S.$9 million.  We believe this acquisition in Eastern Europe will enable GRUMA to continue its growth strategy in emerging markets of the region.  Gruma Corporation’s capital expenditures projected for 2011 will be approximately U.S.$83 million for maintenance of existing facilities and manufacturing and technology upgrades.  These budgeted capital expenditures do not include any potential acquisitions.

Mission Foods produces its packaged tortillas and other related products at 23 manufacturing facilities worldwide.  Twenty of these facilities are located in large population centers throughout the United States.  During 2009, Mission Foods closed three manufacturing facilities located in Las Vegas, Fort Worth and El Paso. Mission Foods has shifted production to other plants to achieve savings in overhead costs.  Mission Foods will consider reopening the Las Vegas and/or Fort Worth plants should market demands require additional capacity.  During 2010, Mission Foods closed an additional manufacturing facility located in Phoenix, Arizona.  Outside the United States, Mission Foods has two plants in England and one plant in The Netherlands.

Mission Foods is committed to offering the best quality products to its customers and uses the American Institute of Baking (AIB) food safety standards to measure and ensure food compliance with this commitment.  AIB is a corporation founded in 1919 by the North American wholesale and retail baking industries that is dedicated to protecting the safety of the food supply chain.  All of the Mission Foods manufacturing facilities worldwide have earned either a superior or excellent category rating from the AIB.  Most of Mission Foods’ U.S. plants have earned the AIB’s highest award, the combined AIB-HAACP certification, with the exception of two plants in California.  We anticipate these plants will complete their HAACP certification during the next two years.  Besides the AIB, Mission Foods plants are regularly evaluated by other third party organizations, including the British Retail Consortium as well as customers.  Our plants in England and The Netherlands are also evaluated by other third party organizations such as the AIB, International Food Standards and British Retail Consortium.

Azteca Milling produces corn flour at six plants located in Amarillo, Edinburg and Plainview, Texas; Evansville, Indiana; Henderson, Kentucky; and Madera, California.  Gruma Corporation also produces corn flour at plants in Ceggia, Italy and Cherkassy, Ukraine. The majority of our plants are located within important corn growing areas. Due to Azteca Milling’s manufacturing practices and processes, all six facilities located in the U.S. have achieved ISO 9002 certification as well as certification by the American Institute of Baking.  Our corn flour plant in Italy has both AIB and International Food Standards certifications.

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

In 2010, GIMSA had net sales of Ps.11,889 million.  We believe GIMSA is one of the largest corn flour producers in Mexico.  GIMSA estimates that its corn flour is used in one third of the corn tortillas consumed in Mexico.  It sells corn flour in Mexico mainly under the brand name MASECA®.  MASECA®, a standard fine-textured, white corn flour is a ready-mixed corn flour that becomes a dough when water is added.  This corn dough can then be pressed to an appropriate thickness, cut to shape and cooked to produce tortillas and similar food products.

GIMSA produces over 50 varieties of corn flour for the manufacture of different food products which are developed to meet the requirements of our different types of customers according to the kind of tortillas they produce and markets they serve.  It sells corn flour to tortilla and tortilla chip manufacturers as well as in the retail market.  GIMSA’s principal corn flour product is MASECA®.

Sales and Marketing.  GIMSA sells packaged corn flour in bulk principally to thousands of small tortilla and tortilla chip manufacturers, or tortillerías, which purchase in 20-kilogram sacks and produce tortillas on their premises for sale to local markets.  Additionally, GIMSA sells packaged corn flour in the retail market, which purchases in one-kilogram packages.

The following table sets forth GIMSA’s bulk and retail sales volume of corn flour, and other products for the periods indicated.

	Year Ended December 31,
	2008		2009		2010
	Tons	%	Tons	%	Tons	%
Corn Flour
Bulk	1,417,550	78	1,451,014	77	1,468,013	78
Retail	268,091	15	289,731	16	290,415	15
Other	134,930	7	133,556	7	131,317	7
Total	1,820,571	100	1,874,301	100	1,889,745	100

Retail sales of corn flour are channeled to two distinct markets:  urban centers and rural areas.  Sales to urban consumers are made mostly through supermarket chains that use their own distribution networks to distribute MASECA® corn flour or through wholesalers who sell the product to smaller grocery stores throughout Mexico.  Sales to rural consumers are made principally through the Mexican government’s social welfare retail chain, a social and distribution program named Distribuidora Conasupo, S.A., or DICONSA, which consists of a network of small government-owned stores and which supplies rural areas with basic food products.

Mexico’s tortilla industry is highly fragmented, consisting mostly of tortillerías, many of which continue to utilize, what is in our opinion, the relatively inefficient wet corn dough method of tortilla production (the traditional method).  We estimate that the traditional wet corn dough method accounts for approximately half of all tortillas produced in Mexico.  Tortilla producers that do not utilize corn flour buy the wet dough from dough producers or buy and mill their own corn and produce wet corn dough themselves.

We believe the preparation of tortillas using the dry corn flour method possesses several advantages over the traditional method.  This traditional method is a rudimentary practice requiring more energy, time and labor because it involves cooking the corn in water and with lime, milling the cooked corn, creating and shaping the dough, and then making tortillas from that dough.  We pioneered the dry corn flour method in which we mill the raw corn in our facilities into corn flour.  Tortilla producers and consumers, once they acquire the corn flour, may then simply add water to transform the flour into wet dough to produce tortillas.  Our internal studies show that the dry corn flour method consumes less water, electricity, fuel and labor.  We estimate that one kilogram of corn processed through the dry corn flour method yields more tortillas on average than a similar amount of corn processed using the traditional method.  Corn flour is also transported more easily and under better sanitary conditions than wet corn dough and has a shelf life of approximately three months, compared with one or two days for wet corn dough.  The market for wet corn dough is limited due to the perishable nature of the product, restricting sales of most wet corn dough producers to their immediate geographic areas.  Additionally, the corn flour’s longer shelf life makes it easier for consumers in rural areas, where tortillerías are relatively scarce, to produce their own tortillas.

We believe in the benefits of our dry corn flour method and also believe that we have substantial opportunities for growth by encouraging a transition to our method.  Corn flour is primarily used to produce corn tortillas, a principal staple of the Mexican diet.  The tortilla industry is one of the largest industries in Mexico as tortillas constitute the single largest component of Mexico’s food industry.  However, there is still reluctance to abandon the traditional practice, particularly in central and southern Mexico, because corn dough producers and/or tortilla producers using the traditional method incur lower expenses by working in an informal economy.  Additionally, such producers are generally not required to comply with environmental regulations, which also represents savings for them.  To the extent regulations in Mexico are enforced and we and our competitors are on the same footing, we expect to benefit from these developments.

GIMSA has embarked on several programs to promote corn flour sales to tortilla producers and consumers.  GIMSA offers incentives to potential customers, such as small independent tortillerías, to convert to the dry corn flour method from the traditional wet corn dough method.  The incentives GIMSA offers include new, easy to use equipment designed specifically for small-volume users, financing, and individualized training.  For example, in order to assist traditional tortilla producers in making the transition to corn flour, GIMSA also sells specially designed mixers made by Tecnomaíz, S.A. de C.V., or Tecnomaíz, one of our research and development subsidiaries.  For more information about our research and development department, see “—Miscellaneous—INTASA—Technology and Equipment Operations.”  GIMSA also helps its tortillería customers to improve sales by directing consumer promotions to heighten the desirability of their products and increase consumption, which, in turn, should increase corn flour sales and our brand equity.  These efforts to improve sales and strengthen our brand equity by better positioning us among consumers, include prime time advertising on television as well as radio, magazine and billboard advertising.

The Company undertakes the following ongoing initiatives in an effort to improve operational efficiency, increase consumption of corn flour, and improve on its successful business model to attract new customers:

•                                          initiatives designed to strengthen commercial relations with our existing customers, primarily by offering personalized customer service and sales programs to our customers, including the development of comprehensive business models;

•                                          initiatives designed to increase coverage in regions with low corn flour consumption with special promotions tailored specifically to these markets;

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

Operations and Capital Expenditures.  GIMSA currently owns 18 corn flour mills, all of which are located throughout Mexico, typically within corn growing regions and those of large tortilla consumption. GIMSA also owns a wheat flour plant and a plant that produces several types of corn and wheat flour products.  One of GIMSA’s plants (Chalco) has been inactive since October 1999 when GIMSA shifted production to other plants to achieve savings in overhead costs.  These idled assets are not being depreciated since the carrying value is expected to be recovered and the remaining useful life is maintained.  GIMSA will consider reopening this plant should market demands require additional capacity.

In recent years, GIMSA’s capital expenditures were primarily used to upgrade technology and corn flour production processes.  GIMSA spent U.S.$49 million, for these purposes from 2008 to 2010.  GIMSA currently projects total capital expenditures during 2011 of approximately U.S.$24 million, which will be used primarily for updating technology and corn flour production processes.  During 2010, GIMSA’s capacity utilization was 71%.

As of December 31, 2010, on average, the size of our plants measured in square meters was approximately 20,845 (approximately 224,292 square feet).

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

Raw Materials.  Corn is the principal raw material required for the production of corn flour, and constituted 56% of GIMSA’s cost of sales for 2010.  We purchase corn primarily from Mexican growers and grain elevators, and from world markets at international prices. Most of our domestic corn purchases are made through an agricultural program established by ASERCA where contracts are entered into once the corn is planted to guarantee price and delivery upon harvest. Compañía Nacional Almacenadora, S.A. de C.V., a subsidiary of GIMSA, enters into contracts for and purchases the corn, and also monitors, selects, handles and ships the corn.

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

Traditionally, domestic corn prices in Mexico typically follow trends in the international market.  During most periods, the price at which GIMSA purchases corn depends on the price of corn in the international market.  As a result, corn prices are sometimes unstable and volatile.  For more information regarding the government’s effect on corn prices, see “Item 4. Information on the Company—Regulation.”

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

Upon the expiration of the above-mentioned agreements, the Mexican government created a program to support the corn flour industry (Programa de Apoyo a la Industria de la Harina de Maíz or PROHARINA) published in October of 2008.  This program aimed to mitigate the impact of the rise in international corn prices through price supports provided through the corn flour industry designed to aid the consumer.  The total amount of subsidized funds allotted to the Company by the Mexican government under this program in 2009 totaled Ps.1,465million.  The Mexican government cancelled the PROHARINA program in December 2009.  As a result of the cancellation of this program, we were required to increase the prices of our products to reflect such additional costs.  There can be no assurance that we will maintain our eligibility for other programs like PROHARINA subsidies, or that the Mexican government will not institute price controls or other actions on the products we sell, which could adversely affect our financial condition and results of operations.  See “Item 4. Information on the Company—Regulation—Corn Flour Consumer Aid Program.”

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

Sales and Marketing.  In 2010, approximately 87% of Molinera’s wheat flour production was sold in bulk and 13% was sold for the retail segment.  Most of the bulk sales are made to thousands of bakeries and, to a lesser extent, to cookie and pasta manufacturers.  Most of the retail sales are made to large supermarkets and wholesalers throughout Mexico.  Through wholesalers, our products are distributed to small grocery stores.

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

Operations and Capital Expenditures.  We own and operate nine wheat flour plants, including one of which we hold only a 40% ownership interest.  The facilities’ average utilization is estimated at 84% for 2010.  On average, the size of our plants measured in square meters is approximately 12,044 (approximately 129,590 square feet) as of December 31, 2010.

Capital expenditures from 2008 through 2010 amounted to U.S.$11 million.  Molinera de México’s capital expenditures in 2011 are projected to be U.S.$7 million, which will be used primarily for general upgrades and maintenance.

Seasonality.  Molinera’s sales are subject to seasonality.  Higher sales volumes are achieved in the fourth and first quarters during the winter, when we believe per capita consumption of wheat-based products, especially bread and cookies, increases due in part to the celebration of holidays occurring during these quarters.

Raw Materials.  Wheat is the principal raw material required for the production of wheat flour.  Molinera de México purchases approximately 53% of its wheat from Mexican growers, and 47% from world markets.  Molinera de México purchases from local farmers, farmers associations and trading companies. In the case of domestic wheat, Molinera de México purchases from local farmers and farmers’ associations through contracts entered into once the wheat is planted to guarantee price and delivery upon harvest. In the case of imported wheat, which we import from the United States and Canada through several trading companies, purchases are made based on short-term requirements, with the aim of maintaining adequate levels of inventories.

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

Gruma Centroamérica

Principal Products.  Gruma Centroamérica produces corn flour, and to a lesser extent tortillas and snacks.  We also cultivate and sell hearts of palm and process and sell rice.  We believe we are one of the largest corn flour producers in the region.  We sell corn flour under the MASECA®, TORTIMASA®, MASARICA® and MINSA® brands.  In Costa Rica, we sell packaged tortillas under the TORTI RICA® and MISIÓN® brands.  We operate a Costa Rican snack operation which manufactures tortilla chips, potato chips and similar products under the TOSTY®, RUMBA®, and LA TICA® brand.  Hearts of palm are exported to numerous European countries as well as the United States, Canada, Chile and Mexico.

Sales and Marketing.  The largest portion, 160,641 tons or 80%, of Gruma Centroamérica’s sales volume in 2010 derived from the sale of corn flour.

Gruma Centroamérica corn flour bulk sales are oriented predominantly to small tortilla manufacturers through direct delivery and wholesalers.  Supermarkets make up the customer base for retail corn flour.  Bulk sales volume represented approximately 63% and retail sales represented approximately 37% of Gruma Centroamérica’s corn flour sales volume during 2010.

Competition and Market Position.  We believe that we are one the largest corn flour producers in Central America based on revenues and sales volume.  We believe that there is significant potential for growth in Central America as corn flour is used in only approximately 15% of all tortilla production; the majority of tortilla manufacturers use the wet corn dough method.  Additionally, we believe we are one of the largest producers of tortillas and snacks in Costa Rica.

Within the corn flour industry, the brands of our main competitors are: Del Comal, Doña Blanca, Selecta, Bachoza and Instamasa.  However, one of our main growth potentials is to convert tortilla manufacturers that still use the traditional method to our corn flour method.

Operations and Capital Expenditures.  We had an annual installed production capacity of 342,722 tons for corn flour and other products as of December 31, 2010, with an average utilization of approximately 62% during 2010.  We operate one corn flour plant in Costa Rica, Honduras, El Salvador, and Guatemala for a total of four plants throughout the region.  In Costa Rica, we also have one plant producing tortillas, one plant producing snacks, one plant processing hearts of palm and one plant processing rice.  In Nicaragua and Honduras we have small tortilla plants, in Guatemala we have a small plant that produces snacks and in Ecuador we have a small facility which processes hearts of palm.  On average, the size of our plants measured in square meters is approximately 75,400 (approximately 811,599 square feet) as of December 31, 2010.

During 2008, 2009 and 2010 most of our capital expenditures were oriented to the expansion of a corn flour plant in Honduras and the construction of corn silos in Guatemala. In 2009 and 2010, our capital expenditures were also applied to general manufacturing upgrades and maintenance.  Total capital expenditures for the past three years were approximately U.S.$31 million. Capital expenditures for 2011 are projected to be U.S.$9 million, which will be used primarily for general manufacturing upgrades and production capacity increases at our wheat flour tortilla plants.

Seasonality.  Typically, corn flour sales volume is lower during the first and fourth quarters of the year due to higher corn availability and lower corn prices.

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

In April of 2006, we entered into a series of transactions to: (i) purchase an additional 10% ownership interest in DEMASECA at a price of U.S.$2.6 million; (ii) purchase a 2% stake in MONACA from Archer-Daniels-Midland at a price of U.S.$3.28 million; and (iii) sell a 3% interest in DEMASECA to Archer-Daniels-Midland at a price of U.S.$780,000.

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

In June of 2008, Rotch provided notice to the Company that it had transferred its equity interest in MONACA and DEMASECA, including all economic rights to distributions and voting rights (the “Venezuelan Equity Interests”), to Banco Interacciones, S.A. Trust No. 6460 (the “Interacciones Trust”) for the benefit of a Mexican financial institution (the “Rotch Lender”).  The interest was transferred in connection with a credit facility provided to a controlled entity of Rotch by an affiliate of the Rotch Lender.  Pursuant to the Interacciones Trust, the Rotch Lender retains the right to exercise and freely transfer the Venezuelan Equity Interests in the event of a default under the credit facility. In June of 2010, Rotch defaulted under the aforementioned credit facility.  As a result, the Venezuelan Equity Interests were sold and assigned to a third investor, whose interest is held by a Mexican company, RFB Holdings de Mexico, S.A. de C.V.  RFB Holdings de Mexico, S.A. de C.V. is not affiliated with our former indirect partner in DEMASECA, Ricardo Fernández Barrueco.

As a result of the aforementioned transactions, we currently own 72.86% in MONACA, RFB Holdings de Mexico, S.A. de C.V. owns 24.14% and Archer-Daniels-Midland owns the remaining 3% in MONACA.  In addition, we own 57% in DEMASECA, RFB Holdings de Mexico, S.A. de C.V. indirectly owns 40% and Archer-Daniels-Midland owns the remaining 3% in DEMASECA. MONACA and DEMASECA are collectively referred to as “Gruma Venezuela.”

On May 12, 2010 the Venezuelan government announced the MONACA Expropriation through the Expropriation Decree.  Pursuant to the Expropriation Decree, the government of Venezuela has instructed government officials to undertake the necessary actions to execute the MONACA Expropriation.  As of the date hereof, the Venezuelan government has not yet taken operational or managerial control of MONACA.  Pending the resolution of our negotiations with the government of Venezuela, Gruma Venezuela continues to operate in the ordinary course of business.  See “Item 3. Key Information—Risk Factors—Risks Related to Venezuela——One of

our Subsidiaries in Venezuela is Currently Involved in Expropriation Proceedings and our Remaining Subsidiary in Venezuela is Subject to Expropriation,”and “Item 8. Financial Information—Legal Proceedings.”

DEMASECA and MONACA

Principal Products.  Gruma Venezuela produces and distributes corn flour as well as wheat flour, rice, oats and other products.  We sell corn flour under the brand names JUANA® and DEMASA®.  We sell wheat flour under the ROBIN HOOD®, FLOR DE TRIGO® and POLAR® brand, rice under the MONICA® brand and oats under the LASSIE® brand.

Sales and Marketing.  Venezuelans use corn flour to produce and consume arepas, which are made at home or in restaurants for household consumption rather than manufactured by specialty shops or other large manufacturers.  We sell corn flour in the retail market in one kilogram bags to independent distributors, supermarkets, wholesalers, and governmental social welfare and distribution programs.  We also sell wheat flour both in bulk and retailer, distributing it in 45 kilogram bags and in one kilogram bags, respectively.  Bulk sales to customers such as bakeries made up approximately 42% of our total wheat flour sales volume in 2010.  The remaining 58% of sales in 2010 were in the retail market, which includes independent distributors, supermarkets and wholesalers.

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

Operation and Capital Expenditures.  We operate five corn flour plants, five wheat flour plants, two rice plants, one pasta plant, and two plants that produce oats and spices in Venezuela with a total annual production capacity of 823,746 tons as of December 31, 2010 and an average utilization of approximately 69% during 2010.  Two rice plants, representing 70,890 tons, are temporarily idle.  On average, the size of our plants measured in square meters is approximately 8,961 (approximately 96,454 square feet) as of December 31, 2010.

Capital expenditures for the past three years were U.S.$52 million.  Most of this was applied to wheat flour production expansions and to general upgrades. Capital expenditures for 2011 are budgeted to be U.S.$14 million and expected to be focused on general upgrades mostly related to increasing plant productivity and to comply with regulations.  U.S.$5 million was applied to capital expenditures during the first quarter of 2011.

Seasonality.  Sales fluctuate seasonally as demand for flour-based products is lower during those months when most schools are closed for vacation.  In addition, sales are higher in November as customers build inventory to satisfy increased demand during the holiday season in December.

Raw Materials.  Corn and wheat are our most important raw materials.  Corn is purchased in Venezuela and is subject to the corn market’s volatility and governmental regulations related to prices, quantities and storage facilities.  Corn prices are fixed by a government agency.  100% of our wheat is purchased from the U.S. and Canada, with its availability and price volatility dependent upon those markets.  We do not engage in any type of hedging activity for our supplies since exchange rate policies and country risk for Venezuela constrain our capacity to transfer funds abroad in order to fund any hedging strategy.

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

GFNorte Investment

As of December 31, 2010, we held approximately 8.8% of the outstanding shares of GFNorte, a Mexican financial services holding company and parent of Banco Mercantil del Norte, S.A., or Banorte, a Mexican bank.  As of the same date, our investment in GFNorte represented Ps.4,301 million.  GFNorte’s results of operations were accounted for in our consolidated results of operations using the equity method of accounting.  For the period ended December 31, 2010, we received Ps.91 million in dividends in respect of our investment in GFNorte.

On February 15, 2011, we concluded the sale of 177,546,496 shares of the capital stock of GFNorte at a price of Ps.52 per common share (the “GFNorte Sale”), resulting in cash proceeds of Ps.9,232,417,792 before fees and expenses.  As a result of the sale of the GFNorte’s shares, we no longer hold shares of GFNorte’s capital stock.

REGULATION

Mexican Regulation

Corn Commercialization Program

To support the commercialization of corn for Mexican corn growers, Mexico’s Secretary of Agriculture, Livestock, Rural Development, Fisheries and Food Ministry (Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, or SAGARPA), through the Agricultural Incentives and Services Agency (Apoyos y Servicios a la Comercialización Agropecuaria, or ASERCA), a government agency founded in 1991, implemented a program designed to promote corn sales in Mexico.  The program includes the following objectives:

•                  Ensure that the corn harvest is brought to market, providing certainty to farmers concerning the sale of their crops and supply security for the buyer.

•                  Establish a minimum price for the farmer, and a maximum price for the buyer, which are determined based on the international market prices, plus a basic formula specific for each region.

•                  Implement a corn hedging program to allow both farmers and buyers to minimize their exposure to price fluctuations in the international markets.

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

Upon the expiration of the above-mentioned agreements, the Mexican government created a program to support the corn flour industry (Programa de Apoyo a la Industria de la Harina de Maíz or PROHARINA) in October of 2008.  This program aimed to mitigate the impact of the rise in international corn prices through price supports designed to aid the consumer and provided through the corn flour industry.  Corn flour manufacturers were entitled to receive a subsidy conditioned on selling the corn flour below a maximum price set by the Mexican government.  Beginning in June 2009, the maximum price per kilogram of corn flour established to receive the government subsidy was Ps.5.875.  The total amount of subsidized funds allotted to the Company by the Mexican government under this program in 2009 totaled Ps.1,465 million.  However, the Mexican government cancelled the PROHARINA program in December 2009.

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

U.S. Federal and State Regulations

Gruma Corporation is subject to regulation by various federal, state and local agencies, including the Food and Drug Administration, the Occupational Safety and Health Administration, the Federal Trade Commission, the Environmental Protection Agency and Department of Agriculture.  We believe that we are in compliance in all material respects with all environmental and other legal requirements.  Our food manufacturing and distribution facilities are subject to periodic inspection by various public health agencies, and the equipment utilized in these facilities must generally be governmentally approved prior to operation.

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

ITEM 4A.       Unresolved Staff Comments.

Not applicable.

ITEM 5                                Operating and Financial Review and Prospects.

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

Overview of Accounting Presentation

Mexican FRS require that financial statements recognize the effects of inflation based on the economic environment of the countries where the Company and its subsidiaries operate, in accordance with MFRS B-10 issued by CINIF.  Unless otherwise stated herein, the consolidated financial statements and other financial data in this Annual Report as of December 31, 2008, 2009 and 2010 have been prepared based on the modified historical cost model, as described in Note 2-E to our audited consolidated financial statements, while prior periods have been restated in pesos of constant purchasing power as of December 31, 2007.

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

Starting January 1, 2008, we adopted the provisions contained in the new MFRS B-10 “Effects of Inflation,” which replaced Mexican accounting Bulletin B-10.  This standard establishes the guidelines for recognizing the effects of inflation based on the inflationary environment of the country.  According to the provisions of MFRS B-10, an inflationary environment is present when cumulative inflation of the three preceding years is 26 percent or more, in which case, the effects of inflation must be recognized in the financial statements.  Based on MFRS B-10, the economic environment in Mexico in 2009 and 2010 has been qualified as non-inflationary due to a cumulative inflation for the three years preceding the years ended December 31, 2009 and 2010 of 15.01% and 14.48%, respectively, and did not exceed 26%. In addition, MFRS B-10 eliminates the replacement cost and specific indexation methods for inventories and fixed assets, respectively, and provided an option for the accounting treatment of the result from holding non-monetary assets recognized by an entity as accumulated other comprehensive income or loss under previous guidelines by either recycling this result from stockholders’ equity to income as it is realized, or reclassifying the outstanding balance of such result to retained earnings in the period in which this standard became effective.  The Company elected to reclassify to retained earnings the initial accumulated gain or loss from holding non-monetary assets.  Accordingly, the financial statements as of December 31, 2008, 2009 and 2010 have been presented based on the modified historical cost model, as described in Note 2-E to our audited consolidated financial statements (that is, effects of transactions recognized as of December 31, 2007 are expressed in Mexican pesos of constant purchasing power at that date, and the effects of transactions that occurred after that date are expressed in nominal Mexican pesos), while prior periods are expressed in constant Mexican pesos as of December 31, 2007.

Starting January 1, 2008, the Company adopted the provisions contained in the new MFRS B-15 “Foreign Currency Translation.”  Based on the new standard, the financial statements of the foreign subsidiaries are translated to Mexican pesos depending on the economic environment in which the subsidiary operates, as follows:

Non-inflationary economic environment:

•                  As of December 31, 2009 and 2010, assets and liabilities are translated to Mexican pesos using the year-end exchange rate of Ps.13.07 and Ps.12.35 to the U.S. dollar, respectively.

•                  As of December 31, 2007, stockholders’ equity was translated to Mexican pesos using the exchange rate at that date, whereas the transactions of the year 2008 were translated by applying the exchange rate in effect at the dates on which the stockholders’ contributions were made and income was generated.  The average exchange rate as of December 31, 2009 and 2010 was Ps.13.57 and Ps.12.64, respectively.

•                  Revenues, costs and expenses for the years 2009 and 2010 are translated to Mexican pesos using the historical average exchange rate.  The average exchange rates were Ps.13.57 and Ps.12.64, respectively.

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

Inflationary economic environment:

Financial statements are restated following the provisions of MFRS B-10, applying the price index of the foreign country which reflects the change in purchasing power of the currency in which the subsidiary reports.  Afterwards, the financial statements are translated to Mexican pesos as follows:

•                  As of the years ended December 31, 2009 and December 31, 2010, assets, liabilities and stockholders’ equity are translated to Mexican pesos using the year-end exchange rate of Ps.13.07 and Ps.12.35, respectively.

•                  Revenues, costs and expenses for the year 2009 and 2010 are translated to Mexican pesos using the year-end exchange rates of Ps.13.07 and Ps.12.35, respectively.

•                  The changes are recognized by the Company as a component of stockholders’ equity entitled “Foreign currency translation adjustments.”

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

On January 8, 2010, the Venezuelan government announced the devaluation of its currency and established a two tier exchange structure.  Pursuant to Exchange Agreement No.14, the official exchange rate of the Venezuelan bolivar (“Bs.”) was devalued from Bs.2.15 to each U.S. dollar to 4.30 for non-essential goods and services and to 2.60 for essential goods.  On December 30, 2010, the Venezuelan government modified Exchange agreement No. 14 and established a single exchange rate of 4.30 bolivars per U.S. dollar effective January 1, 2011. The conversion of the financial position and results of operations of our Venezuelan subsidiaries using the exchange rate of Bs.4.30 per U.S. dollar resulted in a decrease of approximately 50% of the value in Mexican pesos of these subsidiaries for consolidation purposes.

In addition to the above, our net income may be affected by changes in our foreign exchange gain or loss, which may be impacted by significant variations in the peso/dollar exchange rate.  During 2008, 2009 and 2010, we recorded a net foreign exchange gain of Ps.256 million, Ps.755 million and Ps.144 million, respectively.

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

The Venezuelan government has not taken physical control of the assets of MONACA and has not taken control of the operations of MONACA.  Moreover, required steps by the Expropriation Law for the effective transfer of control have not taken place and therefore, the Venezuelan government has limited its actions to observing the operations of MONACA with no voting or veto rights regarding MONACA’s board decisions.  As a result, as of the date hereof, our subsidiary Valores Mundiales, S.L. has full control of MONACA’s rights, interest, shares and assets and full control of the operational and managerial decisions concerning MONACA.  Accordingly, we have consolidated the balance sheet and income statement of MONACA as of December 31, 2010.

Pending the resolution of this matter, based on preliminary valuation reports, no impairment charge on GRUMA’s net investment in MONACA has been identified; however, we are unable to estimate the value of any future impairment charge, if any, or to determine whether MONACA will need to be accounted for as a discontinued operation.  As a result, the net impact of this matter on the Company’s consolidated financial results cannot be reasonably estimated. See Notes 11-A and 17-D to our audited consolidated financial statements.

Currency Issues in Venezuela

Historically, we have been able to convert bolivars into U.S. dollars at the Official Rate in order to settle certain U.S. dollar-denominated debt incurred pursuant to imports and royalty agreements and to pay dividends from our business in Venezuela.  We expect to continue to be able to convert bolivars into U.S. dollars for these purposes.  Accordingly, as of December 31, 2010, for both Mexican FRS and U.S. GAAP, the Company’s Venezuelan subsidiaries accounted for and re-measured U.S. dollar-denominated transactions, monetary assets and liabilities into bolivars using the Official Rate, which may not reflect economic reality.  See “Item 3. Key Information—Risk Factors—Risks Related to Venezuela—Venezuela Presents Other Significant Economic Uncertainty and Political Risks.”  In addition, the Company’s Venezuelan subsidiaries’ bolivar-denominated financial statements were translated into Mexican pesos using the buying rate published by Banco de México on the applicable balance sheet dates.

Beginning January 1, 2010, the Company’s Venezuelan subsidiaries are deemed highly inflationary for U.S. GAAP purposes, which considers an economy to be highly inflationary when cumulative three-year inflation exceeds 100%.  As a result, under U.S. GAAP, the Company’s Venezuelan subsidiaries’ functional currency changed from the bolivar to the Euro, which is the reporting currency of Valores Mundiales, S.L., the immediate parent company of MONACA.  See Notes 2-D, 2-E, 17, 21-M and 21-N to our audited consolidated financial statements.

Two different inflation indices exist for determining highly inflationary status in Venezuela: the Venezuelan Consumer Price Index, or VCPI, and the National Venezuelan Consumer Price Index, or VNCPI.  The VCPI, which only includes the metropolitan areas of Caracas and Maracaibo, has been available since 1984.  The VNCPI, which includes the entire country of Venezuela, has only been available since January 1, 2008.  Under U.S. GAAP, either the VCPI or a blended VCPI/VNCPI index is acceptable for determining the highly inflationary status of Venezuela.  However, once three years of data is available for the VNCPI, the VNCPI will be the appropriate index for this purpose.

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

For U.S. GAAP purposes, we perform a two-step impairment test and measurement model as follows:  1) the carrying amount of the long-lived asset (asset group) is first compared with the undiscounted cash flows, and if the carrying amount is lower than the undiscounted cash flows, no impairment loss is recognized, although it may be necessary to review depreciation (or amortization) estimates and methods for the related long-lived asset (group of assets); and 2) if the carrying amount is higher than the undiscounted cash flows, an impairment loss is measured as the difference between the carrying amount and fair value.  See Note 21-O to our audited consolidated financial statements.

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

This approach uses significant estimates and assumptions including projected future cash flows (including timing), a discount rate reflecting the risk inherent in future cash flows and a perpetual growth rate.  Inherent in these estimates and assumptions is a certain level of risk which we believe we have considered in our valuation.  Nevertheless, if future actual results differ from estimates, a possible impairment charge may be recognized in future periods related to the write-down of the carrying value of goodwill and other intangible assets.  As of December 31, 2010, there are no reporting units that have a reasonable likelihood of a material impairment of goodwill or other intangible assets.

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

•                  the effects of government policies on imported and domestic corn prices in Mexico;

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

RESULTS OF OPERATIONS

The following table sets forth our consolidated income statement data on a Mexican FRS basis for the years ended December 31, 2008, 2009 and 2010, expressed as a percentage of net sales.  All financial information has been prepared in accordance with Mexican FRS.  For a description of the method, see “Presentation of Financial Information” and “—Overview of Accounting Presentation.”

	Year Ended December 31,
	2008	2009	2010
Income Statement Data
Net sales	100%	100%	100%
Cost of sales	67.5	65.6	66.8
Gross profit	32.5	34.4	33.2
Selling and administrative expenses	25.2	26.9	27.2
Operating income	7.3	7.5	6.0
Net comprehensive financing cost	(33.7)	(1.8)	(2.4)
Other expenses, net	(0.4)	(0.3)	(1.5)
Current and deferred income taxes	1.0	2.2	1.8
Other items	1.4	1.0	1.3
Noncontrolling interest	1.2	1.2	0.5
Majority net (loss) income	(27.5)	3.0	1.2

The following table sets forth our net sales and operating income as represented by our principal subsidiaries for 2008, 2009 and 2010.  Net sales and operating income of our subsidiary PRODISA are part of “others and eliminations.”  Financial information with respect to GIMSA includes sales of Ps.433 million, Ps.436 million, and Ps.419 million in 2008, 2009, and 2010, respectively, in corn flour to Gruma Corporation, Molinera de México and PRODISA.  Financial information with respect to Molinera de México includes sales of Ps.72 million, Ps.71 million and Ps.76 million in 2008, 2009 and 2010, respectively, to GIMSA, Gruma Corporation and PRODISA; financial information with respect to PRODISA includes sales of Ps.77 million, Ps.99 million and Ps.84 million in 2008, 2009 and 2010, respectively, in tortilla related products to Gruma Corporation.

Financial information with respect to INTASA includes sales of, Ps.869 million, Ps.523 million and Ps.599 million in 2008, 2009 and 2010, respectively, in technological support to certain subsidiaries of Gruma, S.A.B. de C.V. In the process of consolidation, all the aforementioned intercompany transactions are eliminated from the financial statements.

	Year Ended December 31,
	2008				2009				2010
	Net Sales		Operating Income		Net Sales		Operating Income		Net Sales		Operating Income
	(in millions of pesos)
Gruma Corporation	Ps.	19,761	Ps.	951	Ps.	23,917	Ps.	1,870	Ps.	21,919	Ps.	1,296
GIMSA	9,142		1,318		10,348		1,268		11,889		1,272
Gruma Venezuela	8,727		830		9,025		957		5,382		259
Molinera de México	3,598		296		3,484		93		3,455		91
Gruma Centroamérica	2,949		59		2,777		(92)		2,765		(79)
Others and eliminations	616		(187)		938		(289)		1,191		(39)
Total	Ps.	44,793	Ps.	3,267	Ps.	50,489	Ps.	3,807	Ps.	46,601	Ps.	2,800

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

Consolidated Results

GRUMA’s sales volume increased by 4% to 4,526 thousand metric tons compared with 4,341 thousand metric tons in 2009.  This increase was driven mainly by Gruma Corporation, Gruma Venezuela and, to a lesser extent, Molinera de México and GIMSA. Net sales declined by 8% to Ps.46,601 million compared with Ps.50,489 million in 2009. The decrease was due primarily to the devaluation of the bolivar, offset in part by higher sales in GIMSA.  Sales from non-Mexican operations constituted 67% of consolidated net sales in 2010 compared to 73% of consolidated net sales in 2009 primarily as a result of the devaluation of the bolivar.

Net Sales by Subsidiary:  By major subsidiary, the percentages of consolidated net sales in 2010 and 2009 were as follows:

	Percentage of Consolidated Net Sales
Subsidiary	2010	2009
Gruma Corporation	47%	47%
GIMSA	26	20
Gruma Venezuela	12	18
Molinera de México	7	7
Gruma Centroamérica	6	6
Others and eliminations	2	2

Cost of sales decreased by 6% to Ps.31,131 million compared with Ps.33,100 million in 2009, due primarily to the devaluation of the bolivar affecting Gruma Venezuela.  Cost of sales as a percentage of net sales climbed to 66.8% from 65.6% in 2009 due to Gruma Venezuela, Gruma Corporation, and GIMSA.

Selling, general, and administrative expenses (SG&A) decreased by 7% to Ps.12,670 million compared with Ps.13,582 million in 2009, due primarily to Gruma Venezuela in connection with the devaluation of the bolivar. SG&A as a percentage of net sales increased to 27.2% from 26.9% in 2009, driven mainly by Gruma Corporation.

GRUMA’s operating income decreased by 26% to Ps.2,800 million compared with Ps.3,807 in 2009 due to Gruma Venezuela in connection with the devaluation of the bolivar, and Gruma Corporation. Operating margin diminished to 6.0% from 7.5% in 2009, due primarily to Gruma Corporation, Gruma Venezuela, and GIMSA.

Other expense, net, was Ps.718 million compared with Ps.150 million in 2009. The increase resulted from higher expenses related to the expropriation of our operations in Venezuela, and to donations made in connection with natural disasters affecting northern Mexico.

Net comprehensive financing cost was Ps.1,103 million compared with Ps.933 million in 2009.  The variation resulted mainly from lower foreign exchange gains.  See “—Liquidity and Capital Resources—Indebtedness,” and “—Liquidity and Capital Resources—Market Risk.”

GRUMA’s equity in earnings of associated companies, net, primarily GFNorte, represented income of Ps.627 million compared with income of Ps.495 million in 2009 also primarily derived from GFNorte.

Taxes decreased 24% to Ps.839 million compared with Ps.1,108 million in 2009 primarily as a result of lower pre-tax income in 2010.

GRUMA’s net income was Ps.767 million compared with Ps.2,110 million in 2009.  Majority net income was Ps.542 million compared with Ps.1,529 million in 2009.  Both declines were caused mainly by the devaluation of the bolivar and lower results in Gruma Corporation.

Subsidiary Results

Gruma Corporation

Sales volume increased 6% to 1,395 thousand metric tons compared with 1,312 thousand metric tons in 2009.  This increase was due mainly to higher volumes in our European operations caused by (1) the acquisition in March 2010 of the leading producer of corn grits in Ukraine; and (2) organic growth coming mainly from an expanded customer base in the Middle East (especially snack producers) and, to a lesser extent, in continental Europe and in the U.K.

Net sales decreased by 8% to Ps.21,919 million compared with Ps.23,917 million in 2009. The decline was due principally to the appreciation of the Mexican peso against the U.S. dollar, due to the application of month-end exchange rates for 2010 and 2009.  Measured in dollar terms, net sales decreased by 2% mainly due to the effects of a price reduction in the U.S. corn flour business during the fourth quarter of 2009, which reflected lower corn prices at that time, and an increase in discounts and promotions in the U.S. tortilla business as a result of lower raw materials prices and competitive pressures. These were partially offset by the aforementioned acquisition in Ukraine and higher sales volume in Europe.

Cost of sales decreased by 7% to Ps.13,074 million compared with Ps.14,047 million in 2009 driven mostly by the appreciation of the Mexican peso against the U.S. dollar, due to the application of month-end exchange rates for 2010 and 2009. Measured in dollar terms, cost of sales was flat.  As a percentage of net sales, cost of sales increased to 59.6% from 58.7% in connection with the aforementioned sales price discounts in the U.S. corn flour business, the increased discounts and promotions in the U.S. tortilla business and the change in sales mix toward our European operations, which have a lower gross margin than our U.S. operations.

SG&A decreased by 6% to Ps.7,548 million compared with Ps.7,999 million in 2009 due mainly to the appreciation of the Mexican peso against the U.S. dollar, due to the application of month-end exchange rates for 2010 and 2009.  Measured in dollar terms, SG&A increased by 1% due primarily to the acquisition in Ukraine, as well as higher transportation expenses related to higher intercompany shipments and higher fuel prices. SG&A as a percentage of net sales increased to 34.4% from 33.2% in 2009 due to the aforementioned expense increases coupled with lower expense absorption, arising from the abovementioned sales price reduction in the U.S. corn flour business and the increase in discounts and promotions in the U.S. tortilla business.

Operating income decreased by 31% to Ps.1,296 million from Ps.1,870 million in 2009, and operating margin decreased to 5.9% from 7.8% in 2009, as a result of the foregoing factors. Measured in dollar terms, operating income declined 24%.

GIMSA

Sales volume increased by 1% to 1,890 thousand metric tons compared with 1,874 thousand metric tons in 2009.  This increase came from (1) higher sales to supermarkets, due to the opening of new stores and adoption of customer-service programs designed to increase tortilla availability and (2) higher sales to the government’s social welfare retail chain, DICONSA, across Mexico.

Net sales rose by 15% to Ps.11,889 million compared with Ps.10,348 million in 2009.  The increase in net sales was due mainly to price increases which were originally implemented during the fourth quarter of 2009 and, to a lesser extent, during the fourth quarter of 2010, and the aforementioned higher volumes during the period.

Cost of sales increased by 18% to Ps.8,641 million compared with Ps.7,345 million in 2009, and as a percentage of net sales, cost of sales increased to 72.7% from 71.0% due to the elimination of government support of the tortilla industry; which led to price increases in corn and corn flour. In absolute terms, cost of sales also increased by the aforementioned sales volume growth.  For a discussion of the discontinuation of Mexican government price supports, please see “Mexican Regulation—Corn Flour Consumer Aid Program.”

SG&A increased by 14% to Ps.1,977 million compared with Ps.1,735 million in 2009.  The increase resulted mainly from promotion and advertising expenses related to the 2010 FIFA World Cup, the strengthening of several customer-service programs, higher distribution expenses that resulted from a change in the sales mix towards retailers and wholesalers, where we usually pass through this expense, and higher intercompany shipments.  SG&A as a percentage of net sales improved to 16.6% from 16.8% in 2009 due to better expense absorption in connection with the higher sales.

Operating income was flat at Ps.1,272 million, and operating margin decreased to 10.7% from 12.3% as a result of the aforementioned reasons.

Gruma Venezuela

Sales volume increased 14% to 523 thousand metric tons compared with 459 thousand metric tons in 2009 due to (1) consumers’ migration to staple products, such as corn flour and wheat flour, as a result of the difficult economic situation confronting Venezuela; (2) a competitor’s supply slowdown; and (3) increases in production and distribution efficiencies at some of our facilities, which allowed us to increase supply.

Net sales decreased by 40% to Ps.5,382 million compared with Ps.9,025 million in 2009.  The decrease was due mainly to the effect of the devaluation of the bolivar.

Cost of sales decreased by 35% to Ps.4,042 million from Ps.6,177 million in 2009.  This decrease was primarily due to the devaluation of the bolivar.  As a percentage of net sales, cost of sales rose to 75.1% from 68.4% due to (1) higher raw-material costs of wheat and corn, which have not been fully reflected in our prices; and (2) higher manufacturing expenses due principally to salary increases, increased manufacturing employees’ benefits, and overtime expenses in connection with power outages.

SG&A decreased by 43% to Ps.1,081 million compared with Ps.1,891 million in 2009.  The decline was due primarily to the effect of the devaluation of the bolivar.  SG&A as a percentage of net sales improved to 20.1% from 21.0% in 2009 due to lower expenses in real terms coupled with a reduction in promotion and advertising activities.

Operating income decreased by 73% to Ps.259 million compared with Ps.957 million in 2009, and operating margin dropped to 4.8% from 10.6%.

Molinera de México

Sales volume increased by 4% to 530 thousand metric tons compared with 508 thousand metric tons in 2009.  This increase was driven by increased market coverage and improved customer-service especially among bakeries and tortilla shops, more competitive pricing to better position Molinera’s leading brand on a nationwide basis, and higher sales of value added flour-based mixes, especially among supermarkets’ in-store bakeries.

Net sales decreased by 1% to Ps.3,455 million compared with Ps.3,484 million in 2009.  The reduction resulted from lower prices in connection with lower cost of wheat.

Cost of sales decreased by 3% to Ps.2,791 million compared with Ps.2,871 million in 2009 in connection with the aforementioned lower cost of wheat, optimization initiatives, and a shift in the sales mix towards more profitable products like pre-mixed flours.  As a percentage of net sales, cost of sales improved to 80.8% from 82.4% due to higher cost absorption in connection with the aforementioned factors.

SG&A increased by 10% to Ps.573 million compared with Ps.520 million in 2009.  The increase was due to higher freight expenses related to higher tariffs and higher sales volume, and increased labor expenses resulting from the aforementioned improved customer-service and expanded market coverage.  SG&A as a percentage of net sales increased to 16.6% from 14.9% in 2009 due to the aforementioned higher expenses coupled with lower absorption of fixed expenses in connection with lower wheat flour prices.

Operating income decreased by 2% to Ps.91 million from Ps.93 million in 2009, and operating margin declined to 2.6% from 2.7% in 2009.

Gruma Centroamérica

Sales volume decreased by 3% to 201 thousand metric tons compared with 208 thousand metric tons in 2009.  The decrease was due mainly to lower corn flour sales volume in Honduras mainly as a result of increased competition from other corn flour producers with low-priced brands.

Net sales was flat at Ps.2,765 million versus Ps.2,777 million in 2009.

Cost of sales decreased by 2% to Ps.2,029 million compared with Ps.2,068 million in 2009, due mainly to the aforementioned lower sales volume.  Cost of sales as a percentage of net sales improved to 73.4% from 74.5% due to better absorption of fixed costs, and lower rice costs and fuel costs, contrasted with the extraordinary peaks observed during 2009.

SG&A increased by 2% to Ps.816 million compared with Ps.801 million in 2009, and as a percentage of net sales, SG&A rose to 29.5% from 28.8% in 2009 due to new advertising campaigns, increased promotions at the point of sale and shelf space improvements.

Operating loss decreased by 14% to Ps.79 million compared with a loss of Ps.92 million in 2009, and operating margin was negative 2.9% compared with negative 3.3%.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Consolidated Results

GRUMA’s sales volume increased by 1% to 4,341 thousand metric tons compared with 4,287 thousand metric tons in 2008.  This increase was driven mainly by GIMSA and, to a lesser extent, Molinera de México.  Net sales increased by 13% to Ps.50,489 million compared with Ps.44,793 million in 2008.  The increase was due primarily to Gruma Corporation, and, to a lesser extent, GIMSA.  Sales from non-Mexican operations constituted 73% of consolidated net sales in 2009 compared to 71% of consolidated net sales in 2008.

Net Sales by Subsidiary:  By major subsidiary, the percentages of consolidated net sales in 2009 and 2008 were as follows:

	Percentage of Consolidated Net Sales
Subsidiary	2009	2008
Gruma Corporation	47%	44%
GIMSA	20	20
Gruma Venezuela	18	19
Molinera de México	7	8
Gruma Centroamérica	6	7
Others and eliminations	2	2

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

Subsidiary Results

Gruma Corporation

Sales volume decreased 2% to 1,312 thousand metric tons compared with 1,337 thousand metric tons in 2008.  This reduction was due mainly to lower U.S. tortilla sales volume in connection with our decision to reduce the number of tortillas included per stock keeping unit (“SKU”) in the retail segment and, to a lesser extent, lower sales in the food service segment driven mostly by a general decline in the industry as well as our decision to discontinue supplying low-margin products to some customers.

Net sales increased by 21% to Ps.23,917 million compared with Ps.19,761 million in 2008.  The increase was due to the effects of the devaluation of the Mexican peso resulting from comparing the average of the month-end exchange rates for 2009 versus the average of the month-end exchange rates for 2008.  Measured in U.S. dollar terms, net sales were flat despite the reduction in sales volume due to price increases per unit of our tortillas as a result of the product-count reduction in our tortilla SKUs and price increases in corn flour during the fourth quarter of 2008.

Cost of sales increased by 15% to Ps.14,047 million compared with Ps.12,162 million in 2008 due to the effects of the devaluation of the Mexican peso resulting from comparing the average of the month-end exchange rates for 2009 versus the average of the month-end exchange rates for 2008.  As a percentage of net sales, cost of sales improved to 58.7% from 61.5% in connection with the aforementioned price increases related to product-count reduction in our SKUs and price increases in corn flour.  The improvement was also driven by (i) lower raw-material cost, in particular wheat prices and an optimization in the mix of wheat types and oils as well as lower natural gas cost, and (ii) lower fixed costs stemming from our decision to close three tortilla plants.  Measured in dollar terms, cost of sales declined 4% due to the aforementioned cost reductions.

SG&A increased by 20% to Ps.7,999 million compared with Ps.6,648 million in 2008 due to the effects of the devaluation of the Mexican peso resulting from comparing month-end exchange rates for 2009 versus month-end exchange rates for 2008.  SG&A as a percentage of net sales improved to 33.4% from 33.6% in 2008 due to better expense absorption; that is, the increase in our net sales was proportionally larger than increases in our expenses due to higher prices for our products.  In addition, we had lower transportation and distribution expenses resulting from lower cost of fuel and optimization programs implemented during 2009 and lower fixed expenses resulting from our decision to close three tortilla plants.  Measured in dollar terms, SG&A declined 1% due to the aforementioned expense reductions.

Operating income increased by 97% to Ps.1,870 million, and operating margin increased to 7.8% from 4.8% in 2008, as a result of the foregoing factors.

GIMSA

Sales volume increased by 3% to 1,874 thousand metric tons compared with 1,818 thousand metric tons in 2008.  The increase was a result of the conversion among tortilla makers from the traditional method to the dry corn flour method, several commercial initiatives designed to expand coverage and improve customer service, the increase of in-store tortillerías in supermarkets, and increased sales to supermarkets.

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

Extreme exchange rate volatility in the financial markets during the last two quarters of 2008 and the first quarter of 2009 resulted in significant fluctuations in the mark-to-market value of GRUMA’s foreign exchange derivative instruments.  As of October 28, 2008, GRUMA’s foreign exchange derivative instruments represented an aggregate negative mark-to-market non-cash unrealized loss of U.S.$788 million.  On November 12, 2008 we entered into a loan agreement with Bancomext in the amount of Ps.3,367 million and applied the proceeds to terminate our commitments arising under all the currency derivative instruments that we had entered into with one of our derivative counterparties and to pay other commitments arising under the currency derivative instruments maturing from the date of such loan agreement with Bancomext.  In addition, we entered into agreements on October 16, 2009 with our remaining derivative counterparties to convert a total of U.S.$738.3 million dollars owing under our terminated foreign exchange derivative instruments into medium- and long-term loans, as described below in “—Indebtedness Repaid After December 31, 2010.”

On February 18, 2011, GRUMA made an early payment of outstanding balances of several of its bank facilities.  The total amounts of the payments made were U.S.$752.6 million and Ps.773.3 million, payments for which GRUMA used the entirety of the net proceeds from the GFNorte Sale, which totaled Ps.9,005.5 million after fees and expenses, as well as its own resources and others obtained through short-term facilities.

As a result of the GFNorte Sale, the loan agreements relating to the Term Loan, the Three-Year Term Loans, the BNP Term Loan and the Refinanced 2005 Facility (as defined herein) were all terminated.  After terminating the Refinanced 2005 Facility, we entered into the Syndicated Loan Facility (as defined below).  In connection with the termination of the aforementioned agreements, the security interests in the Pledged Shares (as defined below) have been released.  See “—Indebtedness” below for a description of our current principal debt instruments.

Our long-term corporate credit rating and our senior unsecured perpetual bond are rated BB- by Standard & Poor’s.  Our Foreign Currency Long-Term Issuer Default Rating and our Local Currency Long-Term Issuer Default Rating are rated BB by Fitch.  Our U.S.$300 million perpetual bond is rated BB by Fitch Ratings. These ratings reflect the recent debt repayment made on February 18, 2011, after applying the net proceeds from the sale of GRUMA’s 8.8% stake in GFNorte. The ratings in effect during 2009 and 2010, prior to the debt repayment on February 18, 2011, reflected additional leverage on GRUMA’s capital structure from the termination of GRUMA’s foreign exchange derivative positions and the subsequent conversion of the realized losses into debt.

On February 1, 2008, Standard & Poor’s placed our long-term corporate credit rating and our senior unsecured perpetual bond on Credit Watch with negative implications.  On March 12, 2008, Standard & Poor’s removed the Credit Watch with negative implications based on the Company’s intention to use part of the proceeds of a proposed May 2008 rights offering to repay debt, which improved our debt ratios.  On October 13, 2008, Standard and Poor’s reduced our long-term corporate credit rating and the credit rating on our senior unsecured perpetual bond from BBB- to BB, and placed the ratings on Credit Watch with negative implications.  On November 11, 2008, Standard and Poor’s reduced the rating again from BB to B+ continuing the Credit Watch with negative implications.  On July 28, 2009, Standard and Poor’s affirmed the rating of B+ with negative implications.  On December 16, 2009, Standard and Poor’s affirmed its rating of B and removed the ratings from Credit Watch with negative implications to a stable outlook following its appraisal of GRUMA’s financial situation under its new capital structure, its financial policies and operating performance.  On October 13, 2008, Fitch reduced the ratings to BB+ from BBB- while placing GRUMA on Rating Watch Negative.  On April 2, 2009, Fitch reduced its ratings again to B+ from BB+ and removed all ratings from Rating Watch Negative to Stable.  On May 18, 2010, Fitch

affirmed its ratings of B+ with a stable outlook following action taken in respect of GRUMA’s Venezuelan assets by the government of Venezuela.  See “Item 3. Key Information—Risks Related to Venezuela—One of our Subsidiaries in Venezuela is Currently Involved in Expropriation Proceedings and our Remaining Subsidiary in Venezuela is Subject to Expropriation.”  After GRUMA announced that it repaid a substantial portion of its indebtedness on February 18, 2011, Fitch raised its rating to BB with a positive outlook and Standard & Poor’s upgraded its rating to BB-, also with a positive outlook.

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

The reduction in our credit rating and the liquidity scarcity experienced in the global financial markets resulted in a reduction in our ability to issue new debt and reduced the availability of our uncommitted short-term lines of credit during most of 2009.  However, since the significant debt repayment on February 18, 2011 and the rating upgrades by Fitch and Standard & Poor’s, our ability to access credit lines has improved. Consequently, on March 22, 2011, GRUMA entered into a five-year syndicated loan facility in the amount of U.S.$225 million with BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, as Administrative Agent and the several lenders party thereto.

The following is a summary of the principal sources and uses of cash for the three years ended December 31, 2010.

	2008		2009		2010
	(thousands of Mexican pesos)
Resources provided by (used in) (1):
Operating activities	Ps.	2,212,996	Ps.	5,167,798	Ps.	3,005,562
Financing activities	1,410,811		(3,609,027)		(3,935,194)
Investing activities	(2,958,202)		(941,127)		(815,700)

(1)  As a result of MFRS B-2 “Statement of Cash Flows”, effective starting January 1, 2008, the Company has included the Statement of Cash Flows for the years ending December 31, 2008, 2009 and 2010 and for the years ended December 31, 2006 and 2007, the Company has included the Statement of Changes in Financial Position.  As a result, the cash flow figures for 2008, 2009 and 2010 may not be directly comparable to those presented for the previous two years.

During 2010, net cash generated from operations was Ps.3,006 million after changes in working capital of Ps.821 million of which Ps.614 million was due to an increase in accounts receivable, Ps.732 million reflected an increase in inventory and Ps.769 million reflected an increase in accounts payable.  Net cash used by financing activities during 2010 was Ps.3,935 million of which Ps.3,257 million reflected borrowing payments, primarily debt amortizations relating to derivative instruments, Ps.1,205 million in cash interest payments, Ps.75 million of dividends paid to minority shareholders of GIMSA and Ps.41 million in cash payments in respect of derivative instruments.  Cash used by investment activities during 2010 reflected cash expenditures for Ps.1,008 million, most of which were applied to general manufacturing upgrades and efficiency improvements in Gruma Corporation and GIMSA, and Ps.107 million for the acquisition in Ukraine.  As of December 31, 2009 and 2010, there were no significant restricted net assets of the consolidated subsidiaries of the Company, as defined by Rule 4-08(e)(3) of Regulation S-X.

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

As further described below, Gruma, S.A.B. de C.V. is subject to financial covenants contained in one of its debt agreements which require it to maintain certain financial ratios and balances on a consolidated basis, among other limitations.  Gruma Corporation is also subject to financial covenants contained in one of its debt agreements which require it to maintain certain financial ratios and balances on a consolidated basis.  A default under any of our existing debt obligations for borrowed money could result in acceleration of the due dates for payment of the amounts owing thereunder and, in certain cases, in a cross-default under some of our existing credit agreements and the indenture governing our perpetual bonds.  See “Item 10. Additional Information—Material Contracts.”

Gruma, S.A.B. de C.V. and its consolidated subsidiaries are required to maintain a leverage ratio no greater than 3.5:1, and an interest coverage ratio no lower than 2.5:1.  As of March 31, 2011, Gruma, S.A.B. de C.V.’s leverage ratio was 2.5:1.  The amount of interest that Gruma Corporation pays on its debt may increase if its overall leverage ratio increases above 1.5:1.  See “—Indebtedness.”  As of March 31, 2011, Gruma Corporation’s leverage ratio was 0.8:1, which represents the lowest interest rate range under the U.S.$100 million facility at LIBOR + 35 bp.

Mr. González Barrera has pledged part of his shares in our company to secure some of his borrowings.  If there is a default and the lenders enforce their rights against any or all of these shares, Mr. González Barrera and his family could lose control over us and a change of control could result.  This could trigger a default in some of our credit agreements and the indenture governing our perpetual bonds which have an aggregate principal amount outstanding as of March 31, 2011 of U.S.$656 million and have a material adverse effect upon our business, financial condition, results of operations and prospects.  For more information about this pledge, see “Item 7. Major Shareholders and Related Party Transactions.”

Adjusted Working Capital

We define adjusted working capital as current assets, minus current liabilities, excluding short-term bank loans and current portion of long-term debt.  We included adjusted working capital, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with working capital, the most directly comparable GAAP measure, and because it assists our management in making decisions.  Our calculation of adjusted working capital may not be comparable to that reported by other companies.  The following table reconciles our working capital to our adjusted working capital as of December 31, 2009 and 2010:

	2009		2010
	(thousands of Mexican pesos)
Working capital	Ps.	7,530,399	Ps.	4,301,850
Short-term bank loans	912,141		616,722
Current portion of long-term debt	1,291,251		1,576,149
Adjusted working capital	Ps.	9,733,791	Ps.	6,494,721

Indebtedness

Our indebtedness bears interest at fixed and floating rates.  As of March 31, 2011, approximately 42% of our outstanding indebtedness bore interest at fixed rates and approximately 58% bore interest at floating rates, with almost all U.S. dollar and Mexican peso floating-rate indebtedness bearing interest based on LIBOR and TIIE, respectively.  We partially hedge both our interest rate exposure and our foreign exchange rate exposure as discussed below.  For more information about our interest rate and foreign exchange rate exposures, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Outstanding Indebtedness

Perpetual Bonds

On December 3, 2004, Gruma, S.A.B. de C.V. issued U.S.$300 million 7.75% senior unsecured perpetual bonds, which at the time were rated BBB- by Standard & Poor’s Ratings and by Fitch Ratings.  The bonds which have no fixed final maturity date, have a call option exercisable by GRUMA at any time beginning five years after the issue date.  In connection with our refinancing under the Term Loan, the Three-Year Term Loans, the BNP Term

Loan and the Refinanced 2005 Facility, Gruma, S.A.B. de C.V. entered into a supplemental indenture on October 21, 2009 that provided holders of our perpetual bonds with an equal and ratable security interest in the Pledged Shares.  Due to the early payment of the outstanding balances of several of our current bank facilities using proceeds from the GFNorte Sale, cash and short-term lines of credit, the security interests in the Pledged Shares have been released.  As of March 31, 2011 we have not hedged any interest payments on our U.S.$300 million 7.75% senior unsecured perpetual bonds.

Gruma Corporation

In October 2006, Gruma Corporation entered into a U.S.$100 million 5-year revolving credit facility with a syndicate of financial institutions (the “Gruma Corporation Loan Facility”).  The credit facility replaced the U.S.$70 million revolving credit facility which was to mature in June 2007 and was terminated upon the closing of the new facility.  The new facility has an interest rate based on LIBOR plus a spread of 0.35% to 0.45% that fluctuates in relation to Gruma Corporations’ leverage and contains less restrictive provisions than those in the facility replaced.  This Facility contains covenants that limit Gruma Corporation’s ability to merge or consolidate, and require it to maintain:  (1) a ratio of total funded debt to consolidated EBITDA of not more than 3.0:1; and (2) a ratio of consolidated EBITDA to consolidated interest charges of not less than 2.0:1.  In addition, this facility limits Gruma Corporation’s, and certain of its subsidiaries’ ability, among other things, to:  (1) create liens; (2) make certain investments; (3) make certain restricted payments; (4) enter into any agreements that prohibit the payment of dividends; and (5) engage in transactions with affiliates.  This facility also limits Gruma Corporation’s subsidiaries’ ability to incur additional debt.

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

Syndicated Loan Facility

On March 22, 2011 we obtained a U.S.$225 million, five-year senior credit facility through a syndicate of banks (the “Syndicated Loan Facility”).  The Syndicated Loan Facility consists of a term loan (“Term Loan Facility”) and a revolving loan facility (the “Revolving Loan Facility”).  The interest rate for the Term Loan Facility and for the Revolving Loan Facility is either (i) LIBOR or (ii) an interest rate determined by the administrative agent based on its “prime rate” or the federal funds rate, respectively, plus, in either case, (a) 2.25% if the Company’s ratio of total funded debt to EBITDA (the “Maximum Leverage Ratio”) is greater than or equal to 3.0x, (b) 2.0% if the Company’s Maximum Leverage Ratio is greater than or equal to 2.5x and less than 3.0x, (c) 1.75% if the Company’s Maximum Leverage Ratio is greater than or equal to 2.0x and less than 2.5x and (d) 1.50% if the Company’s Maximum Leverage Ratio is less than 2.0x.  The Syndicated Loan Facility contains a covenant that requires us to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1.  The Syndicated Loan Facility also contains a covenant that requires us to maintain a Maximum Leverage Ratio of not more than 3.5:1.  The Syndicated Loan Facility also limits our ability, and our subsidiaries’ ability in certain cases, among other things, to:  create liens; make certain investments or other restricted payments; merge or consolidate with other companies or sell substantially all of our assets; and enter into certain hedging transactions.  Additionally, the

Syndicated Loan Facility limits our subsidiaries’ ability to guarantee additional indebtedness issued by the Company and to incur additional indebtedness.

Indebtedness Repaid After December 31, 2010

We have repaid the following facilities with proceeds from the GFNorte Sale in February of 2011:

2005 Facility

On July 28, 2005, we refinanced a U.S.$250 million senior credit facility through another credit facility from a syndicate of five banks (the “2005 Facility”), achieving a reduction in the interest rate and eliminating the partial principal amortizations in years 2008 and 2009 and leaving a bullet payment at maturity in July 2010, among other minor benefits.  In connection with our refinancing under the Term Loan, the Three-Year Term Loans and the BNP Term Loan, we also refinanced the U.S.$197 million that remained outstanding under the 2005 Facility (the “Refinanced 2005 Facility”) on October 16, 2009.  As a result, the Refinanced 2005 Facility was converted into a secured term loan with a five-year tenor maturing in October of 2014, pursuant to which GRUMA began making requisite equal quarterly interest payments in January of 2010.  The Refinanced 2005 Facility was constituted by two tranches, a U.S. dollar tranche in the amount of U.S.$118.2 million and a Mexican peso tranche in the amount of Ps.1,031 million.  The interest rates for both the peso and the dollar tranches were TIIE and LIBOR, respectively, plus 2.875% for the first three years, 3.375% for the fourth year and 3.875% for the fifth year.  This agreement contained events of default and certain financial and other covenants.  The Refinanced 2005 Facility was secured by GRUMA’s shares in GIMSA, Gruma Corporation and Molinera de México (the “Pledged Shares”).  On February 18, 2011, we made an early payment of outstanding balances of several of our current bank facilities, including the Refinanced 2005 Facility, using proceeds from the GFNorte Sale, cash and short-term lines of credit.  As a result of such repayment, the loan agreement relating to the Refinanced 2005 Facility has been terminated and the security interests in the Pledged Shares have been released.

Term Loan

We entered into the Term Loan with the Major Derivative Counterparties on October 16, 2009 for an amount of U.S.$668.3 million and a tenor of seven and one-half years, maturing on January 21, 2017.  The interest rate of the Term Loan was LIBOR plus 2.875% through July 20, 2012 with interest escalating to LIBOR plus 3.375% after July 20, 2012, LIBOR plus 3.875% after July 20, 2013, LIBOR plus 4.875% after July 20, 2014, LIBOR plus 5.875% after July 20, 2015 and LIBOR plus 6.875% from July 21, 2016 until the maturity date.  This agreement contained events of default and certain financial and other covenants.  The Term Loan was secured by the Pledged Shares.  On February 18, 2011, we made an early payment of outstanding balances of several of our current bank facilities, including the Term Loan, using proceeds from the GFNorte Sale, cash and short-term lines of credit.  As a result of such repayment, the loan agreement relating to the Term Loan has been terminated and the security interests in the Pledged Shares have been released.

Three-Year Term Loans

In addition, we entered into the Three-Year Term Loans with Standard Chartered, Barclays, and RBS on October 16, 2009, for an amount of U.S.$22.9 million, U.S.$21.5 million and U.S.$13.9 million, respectively, maturing on July 21, 2012.  The interest rate on the Three-Year Term Loans was LIBOR plus 2.875%.  Pursuant to the Three-Year Term Loans, we were required to maintain leverage ratios and interest coverage ratios consistent with the applicable ratios described above concerning the Term Loan and Refinanced 2005 Facility.  These agreements contained events of default and certain financial and other covenants.  The Three-Year Term Loans were unsecured. On February 18, 2011, we made an early payment of outstanding balances of several of our current bank facilities, including the Three-Year Term Loans, using proceeds from the GFNorte Sale, cash and short-term lines of credit.  As a result of such repayment, the loan agreements relating to the Three-Year Term Loans have been terminated.

BNP Term Loan

On October 16, 2009, we also entered into the BNP Term Loan, as described above for an amount of U.S.$11.8 million, maturing on May 1, 2011.  The BNP Term Loan bore interest at LIBOR plus 2%.  The BNP Term Loan was unsecured.  This agreement contained events of default and certain financial and other covenants.

On February 18, 2011, we made an early payment of outstanding balances of several of our current bank facilities, including the BNP Term Loan, using proceeds from the GFNorte Sale, cash and short-term lines of credit.  As a result of such repayment, the loan agreement relating to the BNP Term Loan has been terminated.

Other Information

As of December 31, 2010 we were in compliance with all of the covenants and obligations under our existing debt agreements.

As of March 31, 2011, the Company has committed lines of credit for the amount of U.S.$175 million from banks in Mexico and the United States of which we have drawn U.S.$70 million dollars.

At March 31, 2011, we had total outstanding long-term debt aggregating approximately Ps.9,348 million (approximately U.S.$785 million).  Approximately 57% of our long-term debt at such date was dollar-denominated, 40% denominated in Mexican Pesos, 2% denominated in bolivars, and the remaining 1% in Euros.  Our long-term debt includes mainly U.S.$282.7 million, or Ps.3,367 million, aggregate principal amount under the Refinanced Peso Facility (Bancomext), dated September 2009, and Ps.3,573 million, or U.S.$300 million, aggregate principal amount of the 7.75% senior unsecured perpetual bonds, which we issued in December 2004.  In addition, in March 2011 we entered into the Syndicated Loan Facility for an aggregate principal amount of U.S.$225 million, all of which was available as of March 31, 2011.

As of March 31, 2011, we had total cash and cash equivalents of Ps.974 million.

The following table presents our amortization requirements with respect to our total indebtedness as of March 31, 2011.

Year	In Millions of U.S. Dollars
2011	186.3
2012	20.3
2013	37.5
2014	49.9
2015 and thereafter	490.9
Total	784.9

The following table sets forth our ratios of consolidated debt to total capitalization (i.e., consolidated debt plus total stockholders’ equity) and consolidated liabilities to total stockholders’ equity as of the dates indicated.  For purposes of these ratios, consolidated debt includes short-term debt.

Date	Ratio of Consolidated Debt to Total Capitalization	Ratio of Consolidated Liabilities to Total Stockholders’ Equity
December 31, 2009	0.65	2.72
December 31, 2010	0.63	2.70
March 31, 2011	0.38	1.32

Capital Expenditures

During 2008, GRUMA’s investments totaled U.S.$235 million, most of which were applied to Gruma Corporation.  Major investments were applied to the construction of tortilla plants in California and Australia and capacity expansions and upgrades in Gruma Corporation.  In 2009, we invested U.S.$87 million in major capital expenditures, which were applied to capacity expansions and upgrades in Gruma Corporation and GIMSA, the completion of a tortilla plant in California and the construction of a wheat mill in Venezuela.  During 2010, we invested U.S.$89 million in capital expenditures, which were applied to general manufacturing upgrades and efficiency improvements in Gruma Corporation and GIMSA, and in the acquisition of the leading producer of corn grits in Ukraine for U.S.$9 million.

We have budgeted approximately U.S.$200 million for capital expenditures in 2011, which we intend to use mainly for capacity increases and upgrades particularly in Gruma Corporation, and Gruma Asia and Oceania.

We anticipate financing these expenditures throughout the year through internally generated funds and debt.  This capital expenditures budget does not include any potential acquisitions.  During the first quarter of 2011, we spent approximately U.S.$21 million on capital expenditures which were applied mainly to capacity increases and upgrades in Gruma Corporation.

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

Our exposure to risk due to trade receivables is limited given the large number of our customers located in different parts of Mexico, the United States, Central America, Venezuela, Europe, Asia and Oceania.  However, we still maintain reserves for potential credit losses.  Our operations in Venezuela represented 12% of our sales and 10% of total assets as of December 31, 2010.  The severe political and economic situation in Venezuela presents a risk to our business that we cannot control and that cannot be accurately measured or estimated.  For example, the Venezuelan government devalued its currency and established a two tier exchange structure on January 11, 2010.  Pursuant to Exchange Agreement No.14, the official exchange rate of the Venezuelan bolivar (“Bs.”) was devalued from Bs.2.15 to each U.S. dollar to 4.30 for non-essential goods and services and to 2.60 for essential goods.  However, effective January 4, 2011, the fixed exchange rate became 4.30 bolivars for all goods and services.

At this time, we cannot predict the effect that the Venezuelan government’s decision to devalue its currency, or similar decisions the government may take in the future, will have on our suppliers and counterparties.  See “Item 3. Key Information—Risk Factors—Risks Related to Venezuela—Venezuela Presents Significant Economic Uncertainty and Political Risk.”

Our financial condition and results of operations could be adversely affected since, among other reasons:  (i) 100% of the sales of our operations in Venezuela are denominated in bolivars; (ii) Gruma Venezuela produces products that are subject to price controls; (iii) part of Gruma Venezuela’s sales depend on centralized government procurement policies for its social welfare programs; (iv) we may have difficulties repatriating dividends from Gruma Venezuela, as well as importing some of its requirements for raw materials as a result of the exchange controls; and (v) Gruma Venezuela may face increasing costs in some of our raw materials due to the implementation of import tariffs.  In the case of some of our raw materials, we may also face increasing costs due to the implementation of import tariffs.  See “Item 3. Key Information—Risk Factors—Risks Related to Venezuela—Venezuela Presents Significant Economic Uncertainty and Political Risk.”

From time to time, we enter into currency derivative transactions that cover varying periods of time and have varying pricing provisions.  Our credit exposure on derivatives contracts is primarily to professional counterparties in the financial sector, arising from transactions with banks, investment banks and other financial institutions.  As of April 30, 2011, the Company had foreign exchange derivative transactions in effect for a nominal amount of U.S.$250 million.  See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.”

Market Risk

Market risk is the risk of loss generated by fluctuations in market prices such as commodities, interest rates and foreign exchange rates.  These are the main market risks to which we are exposed.

Extreme exchange rate volatility in the financial markets during the last two quarters of 2008 and the first quarter of 2009 resulted in significant fluctuations in the mark-to-market value of GRUMA’s foreign exchange derivative instruments.  See “—Indebtedness.”

During 2010, GIMSA entered into forward transactions in order to hedge the Mexican peso to U.S. dollar foreign exchange rate risk related to the price of the corn purchases for the 2010 summer and winter corn harvests in Mexico. As of March 31, 2011 these transactions had expired by their terms.

As of April 30, 2011, the Company had foreign exchange derivative transactions in effect for a nominal amount of U.S.$250 million with different maturities from May through August 2011.  The purpose of these contracts was to hedge the risks related to exchange rate fluctuations on the price of corn, which is denominated in U.S. dollars.  See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.”

RESEARCH AND DEVELOPMENT

We continuously engage in research and development activities that focus on, among other things:  increasing the efficiency of our proprietary corn flour and corn/wheat tortilla production technology; maintaining high product quality; developing new and improved products and manufacturing equipment; improving the shelf life of certain corn and wheat products; improving and expanding our information technology system; engineering, plant design and construction; and compliance with environmental regulations.  We have obtained 57 patents in the United States since 1968, one of which was obtained during the last three years. 20 of these patents are in force and effect in the United States as of the date hereof and the remaining 37 have expired.  We currently have 5 new patents in process, 4 in the United States and 1 in other countries.  Additionally, 3 of our registered patents are currently in the process of being published in other countries.

Our research and development is conducted through our subsidiaries INTASA, Tecnomaíz and CIASA.  Through Tecnomaíz, we engage in the design, manufacture and sale of machines for the production of corn/wheat tortillas and tortilla chips.  We carry out proprietary technological research and development for corn milling and tortilla production as well as all engineering, plant design and construction through INTASA and CIASA.  These companies administer and supervise the design and construction of our new plants and also provide advisory services and training to employees of our corn flour and tortilla manufacturing facilities.  We spent Ps.94 million, Ps.92 million and Ps.77 million on research and development in 2008, 2009 and 2010, respectively.

TREND INFORMATION

Our financial results will likely continue to be influenced by factors such as changes in the level of consumer demand for tortillas and corn flour, government policies regarding the Mexican tortilla and corn flour industry, and the cost of corn, wheat and wheat flour.  In addition, we expect our financial results in 2011 to be influenced by:

•                  volatility in corn and wheat prices;

•                  increased competition from tortilla manufacturers, especially in the U.S.;

•                  increase or decrease in the Hispanic population in the United States;

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

•                  exchange rate fluctuations, particularly increases and decreases in the value of the Mexican peso relative to the Venezuelan bolivar and U.S. dollar;

•                  civil and political unrest, currency devaluation and other governmental economic policies in Venezuela which may negatively affect the profitability of Gruma Venezuela;

•                  unfavorable general economic conditions in the United States and globally, such as the recession or economic slowdown, which could negatively affect the affordability of and consumer demand for some of our products; and

•                  our ability to effectively manage our liquidity requirements in connection with our leverage.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2010 we do not have any outstanding off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

We have commitments under certain firm contractual arrangements to make future payments for goods and services.  These firm commitments secure the future rights to various assets to be used in the normal course of operations.  For example, we are contractually committed to make certain minimum lease payments for the use of property under operating lease agreements.  In accordance with Mexican FRS, the future rights and obligations pertaining to such firm commitments are not reflected as assets and liabilities on the accompanying consolidated balance sheets.  The following table summarizes separately our material firm commitments at December 31, 2010 and the timing and effect that such obligations are expected to have on our liquidity and cash flow in the future periods.  In February of 2011, we prepaid approximately U.S.$753 million and Ps.773 million of indebtedness.  In addition, the table reflects the timing of principal and interest payments on outstanding debt, which is discussed in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”  We expect to fund the firm commitments with operating cash flow generated in the normal course of business.

Contractual Obligations and Commercial Commitments	Total	Less than 1 Year	From 1 to 3 Years	From 3 to 5 Years	Over 5 Years
	(in millions of U.S. dollars)
Long-term debt obligations	1,313.4	—	322.7	365.6	625.0
Operating lease obligations(1)	169.0	41.6	58.2	26.8	42.4
Purchase obligations(2)	154.3	154.3	—	—	—
Interest payments on our indebtedness (3)	372.6	82.1	141.4	107.2	41.9
Other liabilities(4)	177.6	177.6	—	—	—
Total	2,186.9	455.6	522.3	499.6	709.3
Total in millions of peso equivalent amounts	27,008.2	5,626.7	6,450.4	6,170.1	8,759.9

(1) Operating lease obligations primarily relate to minimum lease rental obligations for our real estate and operating equipment in various locations.

(2) Purchase obligations relate to our minimum commitments to purchase commodities, raw materials, machinery and equipment.

(3) In the determination of our future estimated interest payments on our floating rate denominated debt, we used the interest rates in effect as of December 31, 2010.

(4) Other relates to liabilities for short-term bank loans and the current portion of long-term debt.

U.S. GAAP RECONCILIATION

Our consolidated financial statements are prepared in accordance with Mexican FRS, which differ in certain significant respects from U.S. GAAP.  See Note 21 to our audited consolidated financial statements for information relating to the nature and effect of such differences.

Net (loss) income under U.S. GAAP amounted to Ps.(11,778.9) million in 2008, Ps.1,545.6 million in 2009 and Ps.711.1 million in 2010 compared with majority net loss under Mexican FRS of Ps.12,339.8 million in 2008, net income of Ps.1,528.9 million in 2009 and net income of Ps.541.9 million in 2010.

Stockholders’ equity under U.S. GAAP amounted to Ps.10,946.2 million in 2009 and Ps.11,012.8 million in 2010 compared with stockholders’ equity under Mexican FRS of Ps.11,811.6 million in 2009 and Ps.10,620.5 million in 2010.

New Accounting Standards

In January 2009, the CNBV implemented changes requiring that, beginning in 2012, Mexican issuers with securities listed on the BMV prepare financial statements in accordance with IFRS as issued by the International Accounting Standards Board.  Issuers may voluntarily report using IFRS for fiscal years 2008 through 2011, provided that they notify the CNBV and BMV. Accordingly, we have notified the CNBV and the BMV of our decision to adopt IFRS starting on January 1, 2011.  See Note 19 to our audited consolidated financial statements for an estimate of the effects of the adoption of IFRS on our balance sheets.

Recently Issued U.S. Accounting Standards

Business Combinations

In December 2010, the Financial Accounting Standards Board (FASB) issued a new standard addressing the disclosure of supplemental pro forma information for business combinations that occur during the current year. The new standard requires public entities that present comparative financial statements to disclose the revenue and earnings of the combined entity as though the business combinations that occurred during the current year had occurred as of the beginning of the prior annual reporting period. The standard is effective as of January 1, 2011. The Company does not expect this standard will have a material impact on its financial condition, results of operations, and disclosures.

ITEM 6                           Directors, Senior Management and Employees.

MANAGEMENT STRUCTURE

Our management is vested in our board of directors.  Our day to day operations are handled by our executive officers.

Our bylaws require that our board of directors be composed of a minimum of five and a maximum of twenty-one directors, as decided at our Ordinary General Shareholders’ Meeting.  Pursuant to the Mexican Securities Law, at least 25% of the members of the board of directors must be independent.  Under our bylaws and the Archer-Daniels-Midland association, as long as Archer-Daniels-Midland owns at least 20% of our capital stock, it will have the right to designate two of our directors and their corresponding alternates.  Archer-Daniels-Midland has designated Federico Gorbea, President and Chief Operating Officer of Archer-Daniels-Midland’s operations in México, and Mark Kolkhorst, Corporate Vice President of Archer-Daniels-Midland and President of Archer-Daniels-Midland’s Cocoa and Milling divisions, as members of our board of directors.  Archer-Daniels-Midland has elected David J. Smith, its Senior Vice President, Secretary and General Counsel, and Steve Mills its Group Vice President and Controller, to serve as alternates for Mr. Gorbea and Mr. Kolkhorst, respectively.  In addition, under Mexican law, any holder or group of holders representing 10% or more of our capital stock may elect one director and its corresponding alternate.

The board of directors, which was elected at the Ordinary General Shareholders’ Meeting held on April 29, 2011, currently consists of 15 directors, with each director having a corresponding alternate director.  The following table sets forth the current members of our board of directors, their ages, years of service, principal occupations, outside directorships, other business activities and experience, their directorship classifications as defined in the Code of Best Corporate Practices issued by a committee formed by the Consejo Coordinador Empresarial, or Mexican Entrepreneur Coordinating Board, and their alternates.  The terms of their directorships are for one year, or for up to thirty additional days if no designation of their substitute has been made or if the substitute has not taken office.

Roberto González Barrera	Age:	80
	Years as Director:	29
	Principal Occupation:	Chairman of the Board of GRUMA and GIMSA.
	Outside Directorships:

Chairman Emeritus of the Board of Grupo Financiero Banorte, Chairman of the boards of Fundación GRUMA, Fundación Banorte and Patronato de Cerralvo, Director of Patronato del Hospital Infantil de México and Fondo Chiapas.

	Directorship Type:	Shareholder, Related
	Alternate:	Raúl Alonso Peláez Cano

José de la Peña y Angelini	Age:	62
	Years as Director:	2
	Principal Occupation:	Chief Executive Officer of Autos Soni Corporation.
	Outside Directorships:	Director of GIMSA.
	Business Experience:

Chief Executive Officer of OBAMA Corporation, President of the Mexico office of FCB Worldwide, Chief Operating Officer of Chrysler de México, Executive Vice President Sales and Marketing of GRUMA, Chief Operating Officer of Gruma Latin America.

	Directorship Type:	Independent
	Alternate:	Mario Ernesto Medina Ramírez

Juan Diez-Canedo Ruiz	Age:	60
	Years as Director:	6
	Principal Occupation:	Chief Executive Officer of Financiera Local.
	Outside Directorships:	Director of GIMSA.
	Business Experience:

Chief Executive Officer of Fomento y Desarrollo Comercial, Alternate Director of Grupo Financiero Banorte and Banco Mercantil del Norte, Chief Executive Officer of Cintra, Executive Vice President of GRUMA and Grupo Financiero Banorte, Banking Director of Grupo Financiero Probursa, Alternate Chief Executive Officer of Banco Internacional.

	Directorship Type:	Shareholder, Independent
	Alternate:	Felipe Diez-Canedo Ruiz

Roberto Javier González Moreno	Age:	59
	Years as Director:	21
	Principal Occupation:	Chairman of the Board and President of Corporación Noble and Gael Desarrollos.
	Outside Directorships: Business Experience:

Director of GIMSA and Alternate Director of Grupo Financiero Banorte and Banco Mercantil del Norte. Chief Operating Officer of GIMSA, Commercial Officer of GRUMA, President of RGM, Exportaciones El Parián.

	Directorship Type:	Related
	Alternate:	Roberto González Valdés

Bertha Alicia González Moreno	Age:	57
	Years as Director:	3
	Principal Occupation:	Honorary Life President of Patronato para el Fomento Educativo y Asistencial de Cerralvo.
	Outside Directorships:	Director of Grupo Financiero Banorte and Banco Mercantil del Norte, Director of GIMSA, Centro Educativo Universitario Panamericano, Adanec, and Grafo Industrial.
	Business Experience:	Owner and Chief Executive Officer of Uniformes Profesionales de Monterrey and Comercializadora B.A.G.M., Majority Shareholder of Grupo Beryllium.
	Directorship Type:	Shareholder, Related
	Alternate:	Ricardo González Valdés

Juan Antonio González Moreno	Age:	53
	Years as Director:	17
	Principal Occupation:	Chief Executive Officer of Gruma Asia and Oceania.
	Outside Directorships:	Alternate Director of Grupo Financiero Banorte and Banco Mercantil del Norte, Chairman of the Board and Chief Executive Officer of Car Amigo USA.
Business Experience:

Several positions in GRUMA, including Senior Vice President of Special Projects of Gruma Corporation, President of Azteca Milling, Vice President of Central and Eastern Regions of Mission Foods, President and Vice President of Sales of Azteca Milling, Chief Executive Officer of GIMSA.

	Directorship Type:	Related
	Alternate:	Alejandro Barrientos Serrano

Federico Gorbea Quintero	Age:	48
	Years as Director:	4
	Principal Occupation:	President and General Manager of Archer Daniels Midland México.
	Outside Directorships:	Chairman of the Board of Terminales de Carga Especializadas, Director of Asociación de Proveedores de Productos Agropecuarios de México.
	Business Experience:	President and General Manager of Compañía Continental de México.
	Directorship Type:	Independent
	Alternate:	Steve Mills

Carlos Hank Rhon	Age:	63
	Years as Director:	17
	Principal Occupation:	Chairman of the Board of Grupo Financiero Interacciones, Grupo Hermes and Grupo Coin/La Nacional.
	Outside Directorships:	None.
	Business Experience:	Chairman of the Board of Laredo National Bancshares, Director of Banamex-Accival and Mexican Stock Exchange.
	Directorship Type:	Related
	Alternate:	Carlos Hank González

Mark Kolkhorst	Age:	47
	Years as Director:	Since April, 2011
	Principal Occupation:	Corporate Vice President of ADM and President of Cocoa and Milling divisions.
	Outside Directorships:	None.
	Business Experience:	President of Milling Division, President of Specialty Feed Ingredients, Vice President of Sales of Specialty Feed Ingredients, Vice President of ADM/GROWMARK and Tabor Grain.
	Directorship Type:	Independent
	Alternate:	David J. Smith

Mario Martín Laborín Gómez	Age:	59
	Years as Director:	2
	Principal Occupation:	Chief Executive Officer and Chairman of the Board, ABC Holding.
	Outside Directorships:	Director of GIMSA, CYDSA, XIGNUX, and Megacable.
	Business Experience:	Chief Executive Officer of Bancomext, Nacional Financiera, Bancomer and Grupo Vector, Chairman of Casa de Bolsa Bancomer.
	Directorship Type:	Independent
	Alternate:	Alan Castellanos Carmona

Juan Manuel Ley López	Age:	78
	Years as Director:	17
	Principal Occupation:	Chairman of the Board of Casa Ley and Grupo Ley.
	Outside Directorships:	Director of Grupo Financiero Banamex-Accival and Telmex.
Business Experience:

Chief Executive Officer of Casa Ley and Grupo Ley, Chairman of the Board of the Latin American Association of Supermarkets, Chairman of the Board of the Sinaloa-Baja California Consultant Council of Grupo Financiero Banamex-Accival and Chairman of the Board of the National Association of Supermarket and Retail Stores.

	Directorship Type:	Independent
	Alternate:	Fernando Aguilar Rosas

Bernardo Quintana Isaac	Age:	69
	Years as Director:	16
	Principal Occupation:	Chairman of the Board of Empresas ICA.
	Outside Directorships:	Director of BANAMEX and CEMEX, among others.
	Business Experience:	Chief Executive Officer of Empresas ICA.
	Directorship Type:	Independent
	Alternate:	Diego Quintana Kawage

Juan Antonio Quiroga García	Age:	61
	Years as Director:	11
	Principal Occupation:	Chief Corporate Officer of GRUMA.
	Outside Directorships:	Director of GIMSA.
	Business Experience:	Vice President of Administration of Gruma Corporation, Chief Administrative and Internal Auditing Officer of GRUMA, Vice President of Operations Control of Gruma Corporation.
	Directorship Type:	Shareholder, Related
	Alternate:	Alejandro Cortina Gallardo

Alfonso Romo Garza	Age:	60
	Years as Director:	17
	Principal Occupation:	Chairman of the Board and Chief Executive Officer of Plenus.
	Outside Directorships:	Director of CEMEX, Synthetic Genomics and Donald Danforth Plant Science Center.
Business Experience:

Investor in different industries and companies. He has been involved in the food and beverage, telecommunications, information technology, insurance and financial services, biotechnology, agriculture and real estate industries.

	Directorship Type:	Independent
	Alternate:	Adrián Rodríguez Macedo

Adrián Sada González	Age:	66
	Years as Director:	17
	Principal Occupation:	Chairman of the Board of Vitro.
	Outside Directorships:	Director of ALFA, CYDSA, Regio Empresas, Consejo Mexicano de Hombres de Negocios, and Grupo de Industriales de Nuevo León.
	Business Experience:	Chairman of the Board of Grupo Financiero Serfin, Chief Executive Officer of Banpais.
	Directorship Type:	Independent
	Alternate:	Manuel Güemes de la Vega

Mr. Roberto Javier González Moreno, Ms. Bertha Alicia González Moreno, and Mr. Juan Antonio González Moreno, members of our board of directors are children of Mr. Roberto González Barrera, Chairman of our board of directors.  Mr. Carlos Hank Rhon, a member of our board of directors, is the son-in-law of Mr. Roberto González Barrera.  Mr. Carlos Hank González, an alternate member of our board of directors, is the son of Mr. Carlos Hank Rhon and the grandson of Mr. Roberto González Barrera.  Furthermore, Mr. Roberto González Valdés and Mr. Ricardo González Valdés, alternate members of our board of directors, are sons of Mr. Roberto Javier González Moreno and grandsons of Mr. Roberto González Barrera.

Secretary

The secretary of the board of directors is Mr. Salvador Vargas Guajardo, and his alternate is Mr. Guillermo Elizondo Ríos.  Mr. Vargas Guajardo is not a member of the board of directors.

Senior Management

The following table sets forth our executive officers, their ages, years of service, current positions, and prior business experience:

Raúl Alonso Peláez Cano	Age:	50
	Years as Executive Officer:	7
	Years at GRUMA:	7
	Current Position:	Chief Executive Officer.
	Business Experience:	GRUMA’s Chief Financial Officer. Several executive positions at different companies including Banco Nacional de México, General Electric de México, and Industrias Resistol.

Alejandro Barrientos Serrano	Age:	45
	Years as Executive Officer:	Since March, 2011
	Years at GRUMA:	Since March, 2011
	Current Position:	Chief Financial Officer.
	Business Experience:

President of the Mexico Office of Bladex, Crédit Agricole Corporate and Investment Bank, and Crédit Lyonnais, Senior Account Executive at Banco Nacional de México, VP of Corporate Finance at Crédit Lyonnais, Senior Auditor at Ruiz, Urquiza & CIA.

Nicolás Constantino Coppola	Age:	63
	Years as Executive Officer:	5
	Years at GRUMA:	11
	Current Position:	Chief Executive Officer, Gruma Venezuela.
	Business Experience:

Vice President Sales and Exports and National Commercialization Manager of the Beverage Division of the Polar’s Group, Director of Sales for the Reynolds Company, National Manager of Sales for Warner Lambert of Venezuela and for the Aliven Company (Best Foods).

Leonel Garza Ramírez	Age:	61
	Years as Executive Officer:	12
	Years at GRUMA:	25
	Current Position:	Chief Procurement Officer.
	Business Experience:	Manager of Quality and Corn Procurement and Vice President of Corn Procurement at GRUMA, Chief Procurement Officer at GAMESA, Quality Control Manager at Kellogg de México.

Roberto Jorge González Alcalá	Age:	47
	Years as Executive Officer:	9
	Years at GRUMA:	16
	Current Position:	Chief Executive Officer, Gruma Mexico and Latin America.

	Business Experience:

Managing Director of GIMSA. Several positions within GRUMA’s Central American operations, including Chief Operating Officer, President of the Tortilla Division in Costa Rica, President of the Corn Division in Central America.

Juan Antonio González Moreno	Age:	53
	Years as Executive Officer:	7
	Years at GRUMA:	31
	Current Position:	Chief Executive Officer, Gruma Asia and Oceania.
	Business Experience:

Senior Vice President of Special Projects of Gruma Corporation, President of Azteca Milling, Vice President of Central and Eastern Regions of Mission Foods, President and Vice President of Sales of Azteca Milling, Chief Operating Officer of GIMSA.

Roberto González Valdés	Age:	35
	Years as Executive Officer:	4
	Years at GRUMA:	6
	Current Position:	Chief Executive Officer, Gruma Centroamérica.
	Business Experience:	Special projects manager at Gruma Centroamérica, Assistant to the Chairman of the Board and Chief Executive Officer of GRUMA, Founder of Soliq, Consultant at Booz Allen Hamilton.

Sylvia Elisa Hernández Benítez	Age:	46
	Years as Executive Officer:	8
	Years at GRUMA:	8
	Current Position:	Chief Marketing Officer.
	Business Experience:

Senior Vice President of Marketing for Gruma Latin America, Executive Vice President at FCB Worldwide, different positions at Chrysler de México, including General Marketing Manager, Marketing Manager for automobiles, Brand Manager for imported automobiles and MOPAR brand coordinator.

Homero Huerta Moreno	Age:	48
	Years as Executive Officer:	9
	Years at GRUMA:	26
	Current Position:	Chief Administrative Officer.
	Business Experience:	Various positions within GRUMA including Finance and Administrative Vice President of Gruma Venezuela.

Heinz Kollmann	Age:	41
	Years as Executive Officer:	5
	Years at GRUMA:	5
	Current Position:	Chief Technology Officer, Wheat Flour Production.
	Business Experience:

Technical Director of MAISCAM in Camerun, Head miller for BUHLER in Uzwil, Switzerland, Responsible Technician for Argentina, Uruguay, Paraguay, Peru and Bolivia for BUHLER in its Buenos Aires branch office, Production Manager and Special Project Manager for GRAMOVEN/ CARGILL in Venezuela, Production Manager and Special Project Manager for Harinera La Espiga in Mexico.

Juan Antonio Quiroga García	Age:	61
	Years as Executive Officer:	13
	Years at GRUMA:	38
	Current Position:	Chief Corporate Officer.
	Other Positions:	Senior Corporate Controller of GIMSA, Director of GIMSA.

	Business Experience:	Vice President of Administration of Gruma Corporation, Chief Administrative and Internal Auditing Officer of GRUMA, Vice President of Operations Control of Gruma Corporation.

Joel Suárez Aldana	Age:	57
	Years as Executive Officer:	Since November, 2010
	Years at GRUMA:	23
	Current Position:	Chief Executive Officer, Gruma Corporation.
	Business Experience:	Various positions within GRUMA, including Chief Financial Officer of Gruma Corporation.

Felipe Antonio Rubio Lamas	Age:	53
	Years as Executive Officer:	9
	Years at GRUMA:	28
	Current Position:	Chief Technology Officer, Corn Flour and Tortilla Production.
	Business Experience:	Several managerial and Vice President positions within Gruma Corporation related to manufacturing processes and design and construction of production facilities.

Fernando Solís Cámara y Jiménez	Age:	52
Canet	Years as Executive Officer:	2
	Years at GRUMA:	2
	Current Position:	Chief Corporate Communication and Image Officer.
	Business Experience:

Chief Financial Officer of Sare Holding and Alta Consultoría, several positions in Mexican Federal Government, including Undersecretary at the Ministry of Political Affairs and National Commissioner of Immigration.

Salvador Vargas Guajardo	Age:	58
	Years as Executive Officer:	14
	Years at GRUMA:	14
	Current Position:	General Counsel.
	Other Positions:	General Counsel of GIMSA.
	Business Experience:	Positions at Grupo Alfa, Protexa and Proeza, Senior Partner of two law firms, including Margáin-Rojas-González-Vargas-De la Garza y Asociados.

Francisco Yong García	Age:	37
	Years as Executive Officer:	1
	Years at GRUMA:	14
	Current Position:	Chief Executive Officer, Gruma Europe.
	Business Experience:	Several managerial and Vice President positions within Gruma Corporation related to Finance and Administration in the United States and Europe.

Mr. Roberto Jorge González Alcalá, Chief Executive Officer of Gruma Mexico and Latin America, and Mr. Juan Antonio González Moreno, Chief Executive Officer of Gruma Asia and Oceania, are sons of Mr. Roberto González Barrera, Chairman of our board of directors.  Mr. Roberto González Valdés, Chief Executive Officer of Gruma Centroamérica, is the son of Mr. Roberto Javier González Moreno, member of our board of directors, and the grandson of Mr. Roberto González Barrera.  Mr. Homero Huerta Moreno, our Chief Administrative Officer, is the cousin of Mr. Juan Antonio González Moreno, Mr. Roberto Javier González Moreno, and Ms. Bertha Alicia González Moreno, members of our board of directors.

Audit and Corporate Governance Committees

As required by the Mexican Securities Law, the Sarbanes-Oxley Act of 2002 and our bylaws, an audit committee and a corporate governance committee were appointed by the meeting of the board of directors held on

April 27, 2011.  Members of the audit and corporate governance committees were selected from members of the board of directors.  Consequently, as required by the Mexican Securities Law and our bylaws, a chairman for each committee was elected by the General Ordinary Shareholders’ Meeting held on April 29, 2011, from among the members appointed by the board.

The current audit and corporate governance committees are comprised of three members, all of whom are independent directors.  Set forth below are the names of our audit and corporate governance committees members, their positions within the committees, and their directorship type:

Juan Diez-Canedo Ruiz	Position:	Chairman of the audit and corporate governance committees.
	Directorship Type:	Shareholder, Independent

Mario Martín Laborín Gómez	Position:	Financial Expert of the audit and corporate governance committees.
	Directorship Type:	Independent

José de la Peña y Angelini	Position:	Financial Expert of the audit and corporate governance committees.
	Directorship Type:	Independent

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Members of the board of directors are paid a fee of Ps.75,000 for each board meeting they attend.  Additionally, members of the audit and corporate governance committees are paid a fee of Ps.35,000 for each committee meeting they attend.

For 2010, the aggregate amount of compensation paid to all directors, alternate directors, executive officers and audit and corporate governance committees members was approximately Ps.150 million (in nominal terms).  The contingent or deferred compensation reserved as of December 31, 2010 was Ps.54 million (in nominal terms).

We offer an Executive Bonus Plan that applies to managers, vice presidents, and executive officers.  The variable compensation under this plan can range from 20% to 100% of annual base compensation, depending upon the employee’s level, his individual performance and the results of our operations.

EMPLOYEES

As of December 31, 2010, we had a total of 19,825 employees, including 12,358 unionized and 7,467 non-unionized full- and part-time employees.  Of this total, we employed 7,351 persons in Mexico, 6,396 in the United States, 1,972 in Central America, 2,373 in Venezuela, 730 in China and Australia, and 1,003 in Europe.  Total employees for 2008 and 2009 were 19,060 and 19,093, respectively.  Of our total employees as of December 31, 2010, approximately 38% were white-collar and 62% were blue collar.

In Mexico, workers at each of our plants are covered by a separate contract, under which salary revisions take place once each year, usually in January or February.  Non-salary provisions of these contracts are revised bi-annually.  We renewed agreements with the three unions that represent our workers in 2010.

In the United States, Gruma Corporation has four collective bargaining agreements that represent a total of 433 workers at four separate facilities (Pueblo, Tempe, Madera and Henderson).  We renewed one agreement on July 1, 2009, April 25, 2010, January 22, 2011, and March 16, 2011.

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

SHARE OWNERSHIP

The following Directors and Senior Managers have GRUMA shares which in each case represent less than 1% of our capital stock:  Ms. Bertha Alicia González Moreno, Mr. Juan Diez-Canedo Ruiz, Mr. Juan Antonio Quiroga García, Mr. Leonel Garza Ramírez, and Mr. Joel Suárez Aldana.  In addition, Mr. Roberto González Barrera owns directly and indirectly 279,301,152 shares representing approximately 49.6% of our outstanding shares.

ITEM 7                           Major Shareholders And Related Party Transactions.

MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our capital stock as of April 29, 2011 (which consists entirely of Series B Shares) with respect to Mr. González Barrera and Archer-Daniels-Midland and its affiliates, the only shareholders we know to own beneficially more than 5% of our capital stock, as well as our directors and executive officers as a group and other shareholders.  See “Item 9.  The Offer and Listing” for a further discussion of our capital stock.  With the exception of Archer-Daniels-Midland’s right to appoint two members of our board of directors, and their corresponding alternates, the major shareholders do not have different or preferential voting rights with respect to those shares they own.  As of April 29, 2011, our Series B shares were held by 856 record holders in Mexico.

Name	Number of Series B Shares		Percentage of Outstanding Shares
Roberto González Barrera and family (1)	282,131,752		50.05%
Archer-Daniels-Midland (2)	130,901,630		23.22%
Directors and Officers as a Group (3)	181,769		0.03%
Other shareholders	150,435,558		26.69%

Total	563,650,709	(4)	100%

(1)  The shares beneficially owned by Mr. González Barrera and his family include:  185,823,216 shares held directly by Mr. González Barrera; 63,452,140 shares held indirectly by Mr. González Barrera through a trust controlled by him; 30,025,796 shares held indirectly by the aforementioned trust through a Mexican corporation jointly owned with Archer-Daniels-Midland and controlled by Mr. González Barrera; and 2,830,600 shares held by Ms. Bertha Alicia González Moreno.

(2)  Of the shares beneficially owned by Archer-Daniels-Midland, 2,630,716 are held by Archer-Daniels-Midland through its Mexican subsidiary, and 24,566,561 shares are held indirectly by Archer-Daniels-Midland through a Mexican corporation jointly owned with a trust controlled by Mr. González Barrera.  Mr. González Barrera has sole authority to determine how these 24,566,561 shares are voted, and the shares cannot be transferred without the consent of both Archer-Daniels-Midland and Mr. González Barrera.

(3)  This group does not include the shares beneficially owned by Mr. Roberto González Barrera and Ms. Bertha Alicia González Moreno, members of our board of directors.

(4)  As of April 29, 2011, our capital stock was represented by 565,174,609 issued Series B, class I, no par value shares (“Series B shares”), of which 563,650,709 shares were outstanding, fully subscribed and paid, and 1,523,900 shares were held in our treasury.

Mr. González Barrera and his family control approximately 54.41% of our outstanding shares and therefore have the power to elect a majority of our 15 directors.  In addition, under Mexican law, any holder or group of holders representing 10% or more of our capital stock may elect one director.  Under our bylaws and the Archer-Daniels-Midland association, as long as Archer-Daniels-Midland owns at least 20% of our capital stock, it will have the right to designate two members of our board of directors and their corresponding alternates.

Under the terms of our agreement, Archer-Daniels-Midland may not, without the consent of Mr. Roberto González Barrera, the Chairman of our board of directors, acquire additional shares of us.

On May 20, 2008, we completed a preemptive rights offering in Mexico to our non-U.S. shareholders, pursuant to which we issued 82,624,657 of our Series B shares.  Company shareholders exercising their preemptive rights paid for and acquired the shares at a price of Ps.25.55 per share for a combined offering total of Ps.2,111,060,000.  Rights to acquire the shares were not offered to U.S. persons, nor in any other jurisdiction outside of Mexico.  Prior to the preemptive rights offering, Mr. González Barrera and his family controlled, directly and indirectly, approximately 50.9% of our outstanding shares, and Archer-Daniels-Midland, directly and indirectly, owned approximately 27.1% of our outstanding shares and controlled the right to vote approximately 22% of our outstanding shares.  Archer-Daniels-Midland did not participate in the rights offering.  As of April 29, 2011, Archer-Daniels-Midland, directly and indirectly, owned approximately 23.22% of our outstanding shares and controlled the right to vote approximately 18.87% of our outstanding shares.

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

At their peak on March 31, 2011, the outstanding balance of loans from GIMSA to GRUMA were Ps.2,835 million.  The average interest rate for this year up to March 31, 2011 has been 9.2% for loans in pesos.  Additionally, as of March 31, 2011, GIMSA made a loan to GRUMA denominated in U.S. dollars for the amount of U.S.$20.1 million at an interest rate of 4.8%.

In September of 2001, Gruma Corporation started to make loans to us which, at their peak on September 29, 2009, reached the amount of U.S.$100.0 million.  We borrowed money from Gruma Corporation at an average rate of 1% during 2009 and 2010.  As of November 2009, we had paid off the balance of our loans owing to Gruma Corporation and as of March 31, 2011 we have no outstanding balance owing to Gruma Corporation.  However, as of March 31, 2011, Gruma Corporation owed GRUMA U.S.$71.3 million at an interest rate of 5%.

Transactions with Archer-Daniels-Midland

We entered into an association with Archer-Daniels-Midland in September 1996.  As a result of this association, (i) we received U.S.$258.0 million in cash, (ii) GRUMA and Archer-Daniels-Midland combined their U.S. corn flour operations under Azteca Milling, our wholly-owned U.S. corn flour operations, and, as a result, Archer-Daniels-Midland received a 20% partnership interest in Azteca Milling, and (iii) we received 60% of the capital stock of Molinera de México, Archer-Daniels-Midland’s wholly-owned Mexican wheat milling operations.  We also gained exclusivity rights from Archer-Daniels-Midland in specified corn flour and wheat flour markets.  In return, Archer-Daniels-Midland received 74,696,314 of our then newly issued shares, which represented approximately 22% of our total outstanding shares at that time, and 20% partnership interest in Azteca Milling, and retained 40% of the capital stock of Molinera de México.  Archer-Daniels-Midland also obtained the right to designate two of our 15 directors and their corresponding alternates.  In addition, Archer-Daniels-Midland acquired 5% of MONACA.  Archer-Daniels-Midland has designated Federico Gorbea, President and Chief Operating Officer of Archer-Daniels-Midland’s operations in México, and Mark Kolkhorst, Corporate Vice President of Archer-Daniels-Midland and President of Archer-Daniels-Midland’s Cocoa and Milling divisions, as members of our Board of Directors.  Archer-Daniels-Midland has elected David J. Smith, its Senior Vice President, Secretary and General Counsel, and Steve Mills its Group Vice President and Controller, to serve as alternates for Mr. Gorbea and Mr. Kolkhorst, respectively.  As of April 29, 2011, Archer-Daniels-Midland, directly and indirectly, owned approximately 23.22% of our outstanding shares and controlled the right to vote approximately 18.87% of our outstanding shares.

During 2008, 2009 and 2010, we purchased U.S.$183 million, U.S.$159 million and U.S.$97 million, respectively, of inventory, including primarily wheat and corn, from Archer-Daniels-Midland Corporation, a shareholder, at market rates and terms.  For more information regarding these transactions, please see “Item 4. Information on the Company—Business Overview—Gruma Venezuela.”

Other Transactions

As of December 31, 2010, we held approximately 8.8% of the outstanding shares of GFNorte, a Mexican financial institution.  In the past, we obtained financing from GFNorte’s subsidiaries at market rates and terms.  For the past eight years, the highest outstanding loan amount has been Ps.162 million (in nominal terms) with an average interest rate of 8.9% in December 2003.  In addition, we have insurance contracts in place with Seguros Banorte Generali, S.A. de C.V., a subsidiary of GFNorte, to manage certain risks associated with some of our subsidiaries.  In 2009 and 2010, we paid insurance premiums of approximately Ps.112,563 and Ps.113,004, respectively.

On February 15, 2011, we concluded the sale of all of our shares of GFNorte’s capital stock.  As a result of the sale, GRUMA no longer holds any stake in GFNorte.

As of December 31, 2009 and 2010, we have accounts receivable due from companies affiliated with Ricardo Fernández Barrueco, the former minority stockholder of our Venezuelan subsidiaries, of Ps.500,669 and Ps.237,432, respectively.  Additionally, we have accounts payable due to Ricardo Fernández Barrueco, included in trade accounts of Ps.6,658 as of December 31, 2009.  See “—Risks Related to Venezuela—One of our Subsidiaries in Venezuela is Currently Involved in Expropriation Proceedings and our Remaining Subsidiary in Venezuela is Subject to Expropriation.”

ITEM 8                           Financial Information.

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

United States

Distributor Arbitrations and Litigations.

In November 2001, one of GRUMA’s distributors filed a putative class action lawsuit against Gruma Corporation (Dennis Johnson and Arnold Rosenfeld et al v. Gruma Corporation).  The case was removed from California state court to federal court.  In April 2005, the United States District Court, based upon a recent U.S. Supreme Court decision, ordered that the claims be referred to arbitration in Los Angeles and that the arbitrator decide whether the matter should proceed as a class action.  An additional distributor subsequently joined the arbitration as a claimant.  The arbitrator has made a preliminary ruling that a class of approximately 1,120 California distributors will be certified, but a final certification order has not yet been entered.  The claims, as amended, allege that:  (i) Gruma Corporation breached its agreements with its distributors; (ii) Gruma Corporation’s distributors are actually employees; (iii) Gruma Corporation has failed to make wage and other payments required for employees; (iv) Gruma Corporation has violated California’s labor, antitrust, and unfair competition statutes; and (v) Gruma Corporation has otherwise committed fraud and negligent misrepresentations.  The arbitrator subsequently dismissed the antitrust claims.  The plaintiffs seek damages and equitable relief, but have not yet specified the total amount of damages sought.  The arbitrator has indicated that trial will be held in two phases.  The first phase to determine the existence of any liability began on April 28, 2008 and finished on May 21, 2008.  On August 12, 2008, the arbitrator issued his final award in writing finding that the distributors are properly classified as independent contractors and denying all relief.  In November 2008, the District Court affirmed the award on all grounds and plaintiffs appealed the confirmation to the Court of Appeals for the Ninth Circuit.  The Ninth Circuit heard oral arguments on March 4, 2010 and the opinion of the District Court was upheld by the Court of Appeals for the Ninth Circuit on August 13, 2010.

In April 2007, GRUMA was named in a class action suit, Enrique Garza, et al. v. Gruma Corporation doing business as Mission Foods, filed in the United States District Court for the Northern District of California, San Jose Division.  The plaintiffs assert that they were induced to enter into distributor agreements and to pay for routes by false statements and that GRUMA breached the distributor agreements by arbitrarily taking their routes, shuffling around the routes, reselling the routes to others, and failing to adequately compensate the plaintiffs.  The plaintiffs also asserted a Racketeer Influenced and Corrupt Organizations (RICO) violation under 18 U.S. Code §§ 1962 et seq.  Plaintiffs seek an unspecified amount of damages and injunctive relief.  On July 24, 2008, the Court dismissed the RICO claims with prejudice.  In July 2009, the district court granted GRUMA’s motion for summary judgment and denied plaintiff’s motion for class certification.  The Plaintiff’s appeal to the Ninth Circuit Court of Appeals was dismissed on July 29, 2010 for failure to perfect the appeal.

Labor and Employment Related Claims.

On March 24, 2009, Guadalupe Arevalo, a former employee, filed a class action complaint for damages and equitable relief for: (1) failure to pay minimum or contractual wages in violation of the California Labor Code §§ 1194 and 1197, et seq.; (2) failure to pay overtime wages in violation of the California Labor Code §§ 1194 and 510; (3) failure to provide accurate wage statements in violation of the California Labor Code §§ 226; (4) violation of the California Labor Code §§ 201 and 202 resulting in § 203 wages and penalties for failure to pay wages due former employees at the time of resignation and/or discharge; and (5) unfair competition violations in connection with the California Business and Professions Code §§ 17200 et seq.  In August 2009, the case was removed to the United States District Court for the Central District of California. The federal district court remanded sua sponte on the ground that the appeal was dismissed for lack of appellate jurisdiction. The Company has filed a petition with the federal appellate court seeking a rehearing.  The court has not yet acted on that petition. On June 8, 2010, the state court ordered the parties to proceed with discovery and prepare for trial.  The court set the following dates to govern the litigation. Plaintiff’s motion for class certification was scheduled to be heard on November 18, 2010. On June 10, 2010, Plaintiff filed a second amended complaint adding a sixth cause of action for failure to provide meal periods as required by law.  We completed Plaintiff’s deposition on September 8, 2010.  Gruma served and filed a motion for summary judgment against the named plaintiff on October 8, 2010 which was dismissed on January 14, 2011. Plaintiff has asked to depose the manager of the plant where he worked, the company’s person most knowledgeable regarding its policies and practices for computing time worked and wages, as well for providing meal periods, and the two outside experts, Gruma has retained to provide testimony in the case. Plaintiff has also submitted additional requests for documents and written interrogatories.  Plaintiff’s motion for class certification was filed on February 18, 2011.  The parties reached a preliminary settlement, which is pending court approval.

In July, 2009, the Office of Federal Contract Compliance Programs (OFCCP) filed an administrative complaint alleging that Gruma Corporation employed a hiring process and selection procedures which discriminated against female applicants for certain positions on the basis of their gender, and that Gruma Corporation failed to implement an applicant tracking system for hires that would identify applicants’ gender, race and ethnicity information in accordance with the requirements of the USCFR.  In January of 2010, the Labor Department offered to settle for an amount of U.S.$381,879.  On October 14, 2010, the matter was settled in the amount of U.S.$167,000.

Other Claims.

Mary Henderson brought a class action lawsuit against Gruma Corporation for (1) false advertising under the Lanham Act, (2) violations of California’s Unfair Competition Law, (3) violations of California’s False Advertising Law, and (4) violations of the California Consumer Legal Remedies Act. The complaint alleges that Gruma Corporation’s labeling of its guacamole flavored dip and spicy bean dip products is false and misleading. The complaint was subsequently amended to dismiss the Company under the Lanham Act claim.  In response to the complaint, we filed a motion to dismiss and a motion to strike.  On April 11, 2011, the court granted Gruma’s motions in part and denied them in part .  In addition, the court struck Plaintiff’s cause for disgorgement.  The Plaintiff’s depositions were taken on May 3, 2011 and GRUMA intends to file a motion for summary judgment.  Discovery continues in this lawsuit and the court has requested that the parties submit to mediation.  No date has been set for any mediation.

Mexico

Asset Tax Claim.

The Secretaría de Hacienda y Crédito Público, or Ministry of Finance and Public Credit, has lodged tax assessments against our Company for an amount of Ps.34.3 million plus penalties updates and charges, in connection with our asset tax returns for the year 1997.  The Company has filed several appeals to obtain an annulment of these assessments.

Income Tax Claim.

The Secretaría de Hacienda y Crédito Público has lodged tax assessments against our company for an amount of Ps.93.5 million in connection with withholding on interest payments to our foreign creditors for years 2000, 2001 and 2002.  Mexican authorities claim that our company should have withheld a higher rate than the 4.9% withheld by the Company.  We intend to defend against these claims vigorously.

We believe that the outcome of these claims will not have a material effect on our financial position, results of operation or cash flows.

CNBV Investigation.

On December 8, 2009, the Surveillance Office of the Comisión Nacional Bancaria y de Valores (the Mexican National Banking and Securities Commission, or CNBV) began an investigation into the Company in respect of the timely disclosure of material events reported through the Mexican Stock Exchange during the end of 2008 and throughout 2009 in connection with the Company’s foreign exchange derivative losses and the subsequent conversion of the realized losses into debt.  As of the date hereof, the investigation is ongoing.  The Company has complied with document requests provided by the CNBV and intends to fully cooperate with the CNBV throughout the course of this investigation.

Venezuela

Expropriation Proceedings by the Venezuelan Government.

On May 12, 2010, the Venezuelan government published the Expropriation Decree, announcing the forced acquisition of all goods, movables and real estate of MONACA.  Pursuant to the Expropriation Decree, the government of Venezuela has instructed government officials to undertake the necessary actions to execute the MONACA Expropriation. As stated in the Expropriation Decree and in accordance with the Expropriation Law, the taking of legal ownership can occur either through an “Administrative Arrangement” or, in the event an amicable agreement is not reached through an Administrative Arrangement, then through a “Judicial Order,” each process requiring certain steps as indicated in the Expropriation Law.  In order to achieve an Administrative Arrangement, management began negotiations with government officials that included the sharing of information about MONACA’s operations, the creation of a valuation committee with representatives from GRUMA and the government, and the initial steps to introduce government officials to the operations of MONACA. GRUMA, through Valores Mundiales, S.L., has been actively cooperating with government officials and expressing its desire to continue operating in Venezuela. GRUMA has participated in these negotiations with a view to continuing our presence in Venezuela by potentially entering into a joint venture with the Venezuelan government that could also include compensation, or, absent a joint venture arrangement, GRUMA may receive compensation for the assets subject to expropriation, which the law requires be fair and reasonable.  Late in 2010, the valuation committee received the respective non-binding valuation reports which are under discussion at the date hereof and are subject to further approval by the top level authorities of each one of the parties.  Based on these preliminary valuation reports, no impairment charge on Gruma’s net investment in MONACA has been identified.  Gruma’s net investment in MONACA’s historical value as of December 31, 2010 amounts to Ps.1,231,217.

The Venezuelan government has not taken physical control of the assets of MONACA and has not taken control of the operations of the company. Moreover, required steps by the Expropriation Law for the effective transfer of control have not taken place and, therefore, the Venezuelan government has limited its actions to observing the operations of MONACA with no voting or veto rights regarding MONACA’s board decisions.

Our negotiations with the government are still ongoing and we cannot assure you that these negotiations will be successful. At this stage of the negotiations, we are unable to guarantee that our involvement in such negotiations will result in GRUMA receiving a fair and reasonable compensation, if any, for the assets subject to the Expropriation Decree and we cannot determine the difficulty of recovery, among other matters.  In addition, we cannot determine the position the Venezuelan government may take in future negotiations.

We reserve and will continue to reserve the right to seek full compensation for any and all expropriated assets and investments under all applicable legal regimes, including investment treaties and customary international law.  GRUMA’s interest in MONACA is held through Valores Mundiales, S.L., a company organized under the laws of the Kingdom of Spain.  Venezuela and Spain are parties to the Investment Treaty.  Under the Investment Treaty, companies subject to expropriation are entitled to certain rights, including the right to arbitrate disputes before the International Centre for Settlement of Investment Disputes in Washington, D.C.

The ultimate outcome of this matter is presently uncertain. Pending the resolution of this matter, based on preliminary valuation reports, no impairment charge on Gruma’s net investment in MONACA has been identified; however, we are unable to estimate the value of any future impairment charge, if one will be taken, or to determine whether MONACA will need to be accounted for as a discontinued operation.  Furthermore, at this time, we cannot predict the results of any court or tribunal proceedings, whether we will be likely to prevail in such proceedings, or the ramifications that costly and prolonged legal disputes could have on our results of operations or financial position.  As a result, the net impact of this matter on the Company’s consolidated financial results cannot be reasonably estimated.  See Notes 11-A and 17-D to our consolidated financial statements.

It is impossible to anticipate the future effects, if any, that the foregoing legal proceeding could have on our financial position and operations results.  We intend to pursue all legal remedies available in order to safeguard and protect the Company’s legitimate interests.

Please see Note 11 to our Consolidated Financial Statements for a breakdown of financial information concerning MONACA.

Intervention Proceedings by the Venezuelan Government.

On December 4, 2009, the Eleventh Investigations Court for Criminal Affairs of Caracas issued an order authorizing the precautionary seizure of assets of all corporations in which Ricardo Fernández Barrueco had any direct or indirect interest.  As a result of Mr. Ricardo Fernández Barrueco’s former indirect ownership of MONACA and DEMASECA, these subsidiaries were subject to the precautionary seizure.  The Ministry of Finance of Venezuela, in light of the precautionary measure ordered by the Eleventh Investigations Court for Criminal Affairs of Caracas, has made several designations of individuals as special managers and representatives on behalf of the Republic of Venezuela of the shares that were previously owned indirectly by Mr. Ricardo Fernández Barrueco in MONACA and DEMASECA, the last designation was on January 14, 2011.

As a result of the foregoing, MONACA and DEMASECA, as well as Consorcio Andino, S.L. and Valores Mundiales, S.L., as holders of our Venezuelan subsidiaries, have filed a petition as aggrieved third-parties to the proceedings against Mr. Ricardo Fernández Barrueco, as a challenge to the precautionary measures, the seizure and all related actions. MONACA has also filed for corresponding legal remedies. On November 19, 2010, the Eleventh Investigations Court for Criminal Affairs of Caracas issued a ruling regarding the petitions, in which, the court recognized that MONACA and DEMASECA are companies wholly controlled by Valores Mundiales, S.L. and Consorcio Andino, S.L, respectively.  However, the precautionary measures of seizure issued on December 4, 2009 were upheld by the court, despite the court’s recognition of MONACA and DEMASECA’s ownership.  In virtue of the aforementioned, an appeal has been filed before the Sixth Court of Appeals of Caracas.

The People’s Defense Institute for the Access of Goods and Services of Venezuela (“INDEPABIS”) issued an order, on a precautionary basis, authorizing the temporary occupation and operation of MONACA for a period of 90 calendar days from December 16, 2009, which was renewed for the same period on March 16, 2010.  The order expired on June 16, 2010 and as of the date hereof MONACA has not been notified of any extension or similar measure.  INDEPABIS has also initiated a regulatory proceeding against MONACA in connection with alleged failure to comply with regulations governing precooked corn flour and for allegedly refusing to sell this product as a result of the December 4, 2009 precautionary asset seizure described above.  We filed an appeal against such proceeding which has not been resolved as of the date hereof.

Additionally, INDEPABIS initiated an investigation of DEMASECA and issued an order, on a precautionary basis, authorizing the temporary occupation and operation of DEMASECA for a period of 90 calendar days from May 25, 2010, which was extended until November 21, 2010.  INDEPABIS issued a new precautionary measure of occupation and temporary operation of DEMASECA, valid for the duration of this investigation. DEMASECA has challenged these measures but as of the date hereof, no resolution has been issued. DEMASECA continues to operate in the ordinary course of business.  We cannot assure you that the government of Venezuela will not continue to expropriate our remaining operations in Venezuela.

We intend to exhaust all legal remedies available in order to safeguard and protect the Company’s legitimate interests.

Tax Claims.

The Venezuelan tax authorities have lodged certain assessments against MONACA, one of our Venezuelan subsidiaries, related to income tax returns for the years 1998 and 1999, which amounted to U.S.$699.6 thousand plus related Value Added Tax deficiencies in the amount of U.S.$33.2 thousand.  The case has been appealed and is pending a final decision. Any tax liability arising from the resolution of these claims will be assumed by the previous shareholder, International Multifoods Corporation, in accordance with the purchase agreement by which the Company acquired MONACA. Likewise, MONACA has filed claims with the fiscal authorities in the corresponding tax courts for the amount of U.S.$650 thousand. This matter is pending resolution.

Labor Lawsuits.

In the past, our subsidiary MONACA was named in three labor lawsuits (two brought by Caleteros, as defined below, and one stemming from a workplace accident) seeking damages in the amount of U.S.$1.3 million. The lawsuits and claims are related to issues and rights such as profit sharing, social security, vacation, seniority and indemnity payment issues.  The “Caleteros” who brought the claims are third parties who help freighters unload goods.

MONACA has been negotiating a settlement for the labor lawsuit and the extrajudicial claims and anticipates reaching a settlement of U.S.$155 thousands.  MONACA has created a reserve, reflected in accrued liabilities and other accounts payable, for the aforementioned amount to cover any potential liabilities.

Finally, the Company and its subsidiaries are involved in various pending litigations filed in the normal course of business.  It is the opinion of the Company that the outcome of these proceedings will not have a material adverse affect on the financial position, results of operations or cash flows of the Company.

ITEM 9                           The Offer And Listing.

TRADING HISTORY

Our Series B Shares have been traded on the Bolsa Mexicana de Valores, S.A.B. de C.V., or Mexican Stock Exchange, since 1994.  The ADSs, each representing four Series B Shares, commenced trading on the New York Stock Exchange in November 1998.  As of April 29, 2011, our capital stock was represented by 565,174,609 issued Series B shares, of which 563,650,709 shares were outstanding, fully subscribed and paid, and 1,523,900 shares were held in our treasury.  As of December 31, 2010, 74,760,180 Series B shares of our common stock were represented by 18,690,045 ADSs held by 6 record holders in the United States.

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

	Mexican Stock Exchange		NYSE
	Common Stock		ADS(2)
	High	Low	High	Low
	(Ps. Per share(1))		(U.S.$ per ADS)
Annual Price History
2006	41.16	26.53	15.26	9.41
2007	41.43	32.32	15.71	11.94
2008	35.01	5.85	13.03	1.76
2009	25.67	3.67	7.89	.9214
2010	28.70	16.97	8.99	5.20
Quarterly Price History
2009
1st Quarter	7.32	3.67	2.14	0.92
2nd Quarter	14.75	5.55	4.44	1.54
3rd Quarter	24.00	12.46	6.99	3.68
4th Quarter	25.67	22.54	7.89	6.64
2010
1st Quarter	28.70	23.80	8.98	7.33
2nd Quarter	27.77	19.20	8.99	5.81
3rd Quarter	21.28	16.97	6.63	5.20
4th Quarter	24.94	17.96	8.05	5.67
2011
1st Quarter	27.24	22.17	8.96	7.19
2nd Quarter(3)	24.71	19.61	8.36	6.63
Monthly Price History
November 2010	24.18	22.07	7.81	6.88
December 2010	23.86	22.62	7.67	7.25
January 2011	26.80	22.17	8.86	7.25

	Mexican Stock Exchange		NYSE
	Common Stock		ADS(2)
	High	Low	High	Low
	(Ps. Per share(1))		(U.S.$ per ADS)
February 2011	27.24	23.79	8.96	7.78
March 2011	24.96	22.76	8.35	7.19
April 2011	24.71	23.05	8.36	7.91
May 2011	22.82	19.61	7.88	6.63

(1)  Pesos per share reflect nominal price at trade date.

(2)  Price per ADS in U.S.$; one ADS represents four Series B Shares.

(3)  Through May 31, 2011.

On May 31, 2011, the last reported sale price of the B Shares on the Mexican Stock Exchange was Ps.20.83 per B Share.  On May 31, 2011, the last reported sale price of the ADSs on the New York Stock Exchange was U.S.$7.11 per ADS.

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

MARKET MAKER

On September 30, 2009, we entered into an agreement with UBS Casa de Bolsa (“UBS”) pursuant to which UBS acts as a market maker for our common shares listed on the Mexican Stock Exchange.  The purpose of the agreement is to provide liquidity for the Company’s shares.  On October 13, 2010, the agreement was extended until April 15, 2011. On April 15, 2011, the agreement was extended until October 15, 2011.

ITEM 10                    Additional Information.

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

Additionally, the board of directors has the authority and responsibility to approve, with the previous opinion of the corresponding Committee:  (i) the policies for the use of the Company’s assets by any related party; (ii) related party transactions other than those occurring in the ordinary course of business, those of insignificant amount, and those deemed as done within market prices; (iii) the purchase or sale of 5% or more of our corporate assets; (iv) granting of warranties or the assumption of liabilities for more than 5% of our corporate assets; (v) the appointment, and in its case, removal of the Chief Executive Officer, as the designation of integral compensation policies for all other senior officers; (vi) internal control and internal audit guidelines; (vii) the Company’s accounting guidelines; (viii) the Company’s financial statements; and (ix) the hiring of the firm providing external audit services and, in its case, any services additional or supplemental to the external audit.  The approval of the board in all of these matters is non-delegable.

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

For the performance of its duties, the Corporate Governance Committee shall:  (i) render its opinion to the board of directors, pursuant to the Mexican Securities Law; (ii) request the opinion of independent experts, when deemed convenient; (iii) convene shareholders meetings and include issues in the agenda they deem appropriate; (iv) assist the board of directors when making the annual reports; and (v) be responsible for other activity provided by law or our bylaws.

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

The directors and secretary of the board of directors will be deemed to have violated their duty of loyalty and will be liable for any damages when they, directly or through third parties, obtain an economic benefit by virtue of their position without legitimate cause.  Furthermore, the directors will fail to comply with their duty of loyalty if they:  (i) vote at a board meeting or take any action where there is a conflict of interest; (ii) fail to disclose a conflict of interest they may have during a board meeting; (iii) knowingly favor a particular shareholder of the Company against the interests of other shareholders; (iv) approve related party transactions without complying with the requirements of the Mexican Securities Law; (v) use Company assets in a manner which infringes upon the policies approved by the board of directors; (vi) unlawfully use material non-public information of the Company; and/or (vii) usurp a corporate business opportunity for their own benefit, or the benefit of a third party, without the prior approval of the board of directors.  Our directors may be liable for damages when breaching their duty of loyalty if such failure causes economic damage to the Company or our subsidiaries.

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

Dividend Rights and Distribution

Within the first four months of each year, the board of directors must submit our company’s financial statements for the preceding fiscal year to the shareholders for their approval at the ordinary general shareholders’

meeting.  They are required by law to allocate 5% of any new profits to a legal reserve which is not thereafter available for distribution until the amount of the legal reserve equals 20% of our capital stock (before adjusting for inflation).  Amounts in excess of those allocated to the legal reserve fund may be allocated to other reserve funds as the shareholders determine, including a reserve for the repurchase of our shares.  The remaining balance of new profits, if any, is available for distribution as dividends prior to their approval at the shareholders’ meeting.  Cash dividends on the shares held through Indeval will be distributed by us through Indeval.  Cash dividends on the shares evidenced by physical certificates will be paid when the relevant dividend coupon registered in the name of its holder is delivered to us.  No dividends may be paid, however, unless losses for prior fiscal years have been paid up or absorbed.  See “Item 3. Key Information—Selected Financial Data—Dividends.”

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

As of April 29, 2011, our capital stock was represented by 565,174,609 issued Series B shares, of which 563,650,709 shares were outstanding, fully subscribed and paid, and 1,523,900 shares were held in our treasury.

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

Share Repurchases

We may repurchase our common stock on the Mexican Stock Exchange at any time at the then market price.  The repurchase of shares will be made by charging our equity, in which case we may keep them without reducing our capital stock, or charging our capital stock, in which case we must convert them into unsubscribed treasury stock.  The ordinary general shareholders’ meeting shall determine the maximum amount of funds to be allocated for the repurchase of shares, which amount shall not exceed our total net profits, including retained earnings.

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

Exceptions.  The provisions of our bylaws summarized above will not apply to:  (i) transfers of shares by operation of the laws of succession; (ii) acquisitions of shares by (a) any person who, directly or indirectly, has the authority or possibility of appointing the majority of the directors of our board of directors, (b) any company, trusts or similar form of venture, vehicle, entity, corporation or economic or mercantile association, which may be under the control of the aforementioned person, (c) the heirs of the aforementioned person, (d) the aforementioned person when such person is repurchasing the shares of any corporation, trust or similar form of venture, vehicle, entity, corporation or economic or mercantile association referred to in the item (b) above, and (e) the Company or by trusts created by the Company; (iii) any person(s) that as of December 4, 2003 hold(s), directly or indirectly, more than 20% of the shares representing the Company’s capital stock; and (iv) any other exceptions provided for in the Mexican Securities Law and other applicable legal dispositions.

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

Under the terms of this association, Archer-Daniels-Midland may not, without the consent of Mr. Roberto González Barrera, the Chairman of our board of directors, acquire additional shares of our company.  As of April 29, 2011, Archer-Daniels-Midland owned, directly and indirectly, approximately 23.22% of our outstanding shares.  A total of 24,566,561  of these shares are held by Archer-Daniels Midland through a Mexican corporation jointly owned with Mr. González Barrera and controlled by him.  Thus, Archer-Daniels-Midland only has the right to vote 18.87% of our outstanding shares.  In addition, Archer-Daniels-Midland has the right to nominate 2 of the 15 members of our board of directors and their corresponding alternates.  Archer-Daniels-Midland did not participate in the preemptive rights offering we completed on May 20, 2008.  Prior to the preemptive rights offering, Archer-Daniels-Midland, directly and indirectly, owned approximately 27.1% of our outstanding shares and controlled the right to vote approximately 22% of our outstanding shares.

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

Perpetual Bonds

On December 3, 2004, Gruma, S.A.B. de C.V. issued U.S.$300 million 7.75% senior unsecured perpetual bonds, which at the time were rated BBB- by Standard & Poor’s Ratings and by Fitch Ratings.  The bonds which have no fixed final maturity date, have a call option exercisable by GRUMA at any time beginning five years after the issue date.  As of March 31, 2011 we have not hedged any interest payments on our U.S.$300 million 7.75% senior unsecured perpetual bonds.

Gruma Corporation

In October 2006, Gruma Corporation entered into a U.S.$100 million 5-year revolving credit facility with a syndicate of financial institutions.  The credit facility replaced the U.S.$70 million revolving credit facility which matured in June 2007 and was terminated upon the closing of the new facility.  The new facility has an interest rate based on LIBOR plus a spread of 0.35% to 0.45% that fluctuates in relation to Gruma Corporations’ leverage and contains less restrictive provisions than those in the facility replaced.  This facility contains covenants that limit Gruma Corporation’s ability to merge or consolidate, and require it to maintain:  (1) a ratio of total funded debt to consolidated EBITDA of not more than 3.0:1; and (2) a ratio of consolidated EBITDA to consolidated interest charges of not less than 2.0:1.  In addition, this facility limits Gruma Corporation’s, and certain of its subsidiaries’ ability, among other things, to:  (1) create liens; (2) make certain investments; (3) make certain restricted payments; (4) enter into any agreements that prohibit the payment of dividends; and (5) engage in transactions with affiliates.  This facility also limits Gruma Corporation’s subsidiaries’ ability to incur additional debt.

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

Peso Facility

On November 12, 2008, we obtained a Ps.3,367 million peso-denominated two year bullet senior credit facility from Bancomext (Banco Nacional de Comercio Exterior) which we refer as the 2008 Peso Facility.  Bancomext entered into a separate guarantee agreement with the Mexican Government, pursuant to which Banco de México guarantees this facility through a fund that specializes in guaranteeing the debt of the Mexican agricultural sector (Fondo Especial de Asistencia Técnica y Garantía para Créditos Agropecuarios).  In connection with the refinancing of the majority of GRUMA’s outstanding debt, GRUMA refinanced the 2008 Peso Facility on September 18, 2009.  The Refinanced Peso Facility has a ten-year tenor maturing in September 2019 and GRUMA is obligated to make quarterly interest payments beginning in December of 2012 corresponding to either 10% or 20% of the outstanding value of the loan pursuant to the amortization schedule.  The interest rate for the Refinanced Peso Facility is 91-day TIIE plus 6.21%. The Refinanced Peso Facility limits our ability, among other things, to transfer or encumber our assets.

Syndicated Loan Facility

On March 22, 2011 we obtained a U.S.$225 million, five-year senior credit facility through a syndicate of banks.  The Syndicated Loan Facility consists of a term loan and a revolving loan facility.   The interest rate for the Term Loan Facility and for the Revolving Loan Facility is either (i) LIBOR or (ii) an interest rate determined by the administrative agent based on its “prime rate” or the federal funds rate, respectively, plus, in either case, (a) 2.25% if the Company’s ratio of total funded debt to EBITDA (the “Maximum Leverage Ratio”) is greater than or equal to 3.0x, (b) 2.0% if the Company’s Maximum Leverage Ratio is greater than or equal to 2.5x and less than 3.0x, (c) 1.75% if the Company’s Maximum Leverage Ratio is greater than or equal to 2.0x and less than 2.5x and (d) 1.50% if the Company’s Maximum Leverage Ratio is less than 2.0x.  The Syndicated Loan Facility contains a covenant that requires us to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1.  The Syndicated Loan Facility also contains a covenant that requires us to maintain a Maximum Leverage Ratio of not more than 3.5:1.  The Syndicated Loan Facility also limits our ability, and our subsidiaries’ ability in certain cases, among other things, to:  create liens; make certain investments or other restricted payments; merge or consolidate with other companies or sell substantially all of our assets; and enter into certain hedging transactions.  Additionally, the Syndicated Loan Facility limits our subsidiaries’ ability to guarantee additional indebtedness issued by the Company and to incur additional indebtedness.

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

TAXATION

The following summary contains a description of certain Mexican federal and U.S. federal income tax consequences of the acquisition, ownership and disposition of Series B Shares or Series B Share ADSs (which are evidenced by ADRs), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase or hold Series B Shares or ADSs, such as the tax treatment of holders that are dealers or that own (actually or constructively under rules prescribed in the Internal Revenue Code of 1986, as amended, or the Code), 10% or more of the voting shares of GRUMA.

The Convention for the Avoidance of Double Taxation and Protocols thereto, or the Tax Treaty, between the United States and Mexico entered into force on January 1, 1994.  The United States and Mexico have also entered into an agreement concerning the exchange of information with respect to tax matters.

The summary is based upon tax laws of the United States and Mexico as in effect on the date of this document, which are subject to change, including changes that may have retroactive effect.  Holders of Series B Shares or ADSs should consult their own tax advisers as to the Mexican, U.S. or other tax consequences of the purchase, ownership and disposition of shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

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

If we pay a dividend in an amount greater than our CUFIN balance (which may occur in a year when net profits exceed the balance in such accounts), then we are required to pay 30% income tax in 2011 and 2012 (29% income tax in 2013 and 28% in 2014) on an amount equal to the product of the portion of the grossed-up amount which exceeds such balance multiplied by 1.4286 in 2011 and 2012 (1.4085 in 2013 and 1.3889 in 2014).

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

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax consequences to U.S. holders, as defined below, of the acquisition, ownership and disposition of Series B Shares or ADSs.  This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date of this Annual Report, including the provisions of the Tax Treaty, and all of which are subject to change, possibly with retroactive effect, and to different interpretations. This summary does not describe any state, local, or non-U.S. tax law consequences, or any aspect of U.S. federal tax law other than U.S. federal income tax law (such as the estate tax, gift tax and the Medicare tax on net investment income).

The summary does not purport to be a comprehensive description of all of the tax consequences of the acquisition, ownership or disposition of Series B Shares or ADSs.  The summary applies only to U.S. holders that will hold their Series B Shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders that own or are treated as owning 10% or more of our voting Series B Shares (whether held directly or through ADSs or both), tax-exempt entities, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, certain U.S. expatriates, holders liable for the alternative minimum tax, securities traders electing to account for their investment in their Series B Shares or ADSs on a mark-to-market basis, partnerships and other pass-through entities and persons holding their Series B Shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction. The following summary assumes that we are not a passive foreign investment company (a “PFIC”), which we do not believe that we were for our 2010 taxable year and do not currently expect to become for our current taxable year or the foreseeable future.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Series B Shares or ADSs that is:

•                  a citizen or resident of the United States of America;

•                  a corporation (or an entity taxable as a corporation) organized in or under the laws of the United States of America or any state thereof or the District of Columbia;

•                  an estate the income of which is subject to United States federal taxation regardless of its source;

•                  a trust if (i) a court within the U.S. is able to exercise primary supervision over the administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) such trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•                  otherwise subject to U.S. federal income taxation on a net income basis with respect to the Series B Shares or ADSs.

If a partnership (or any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Series B Shares or the ADSs, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of Series B Shares or ADSs that is a partnership, and partners in such partnership, should consult their tax advisors about the United States federal income tax consequences of acquiring, holding and disposing of the Series B Shares or the ADSs, as the case may be.

Prospective investors in the Series B Shares or ADSs should consult their own tax advisors as to the U.S. federal, Mexican or other tax consequences of the acquisition, ownership and disposition of the Series B Shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws and their entitlement to the benefits, if any, afforded by the Tax Treaty.

Treatment of ADSs

The following summary assumes that the representations contained in the Deposit Agreement are true and that the obligations in the Deposit Agreement and any related agreement will be complied with in accordance with their terms. In general, a U.S. holder of ADSs will be treated as the beneficial owner of the Series B Shares represented by those ADSs for U.S. federal income tax purposes.  Deposits or withdrawals of Series B Shares by U.S. holders in exchange for the ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.  U.S. holders that withdraw any Series B Shares should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any pesos received in respect of such Series B Shares.

Taxation of Distributions

In this discussion, the term “dividends” is used to mean distributions paid out of our current or accumulated earnings and profits (calculated for U.S. federal income tax purposes) with respect to Series B Shares or ADSs.  In general, the gross amount of any dividends will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder in the case of Series B Shares, or by the depositary in the case of ADSs.  Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations under the Code.  To the extent that a distribution exceeds the amount of our earnings and profits (calculated for U.S. federal income tax purposes), it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the Series B Shares or ADSs, and thereafter as capital gain. We do not intend to calculate our earnings and profits in accordance with U.S. federal income tax principles. Therefore, a U.S. holder should expect that a distribution on Series B Shares or ADSs generally will be treated as a dividend. Distributions will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day that they are received by the U.S. holder in the case of Series B Shares, or by the depositary in the case of ADSs.  U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt.

Distributions of additional Series B Shares or ADSs to U.S. holders with respect to their Series B Shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Dividends paid on Series B Shares or ADSs generally will be treated for U.S. foreign tax credit purposes as foreign source passive category income.  In the event Mexican withholding taxes are imposed on such dividends, any such withheld taxes would be treated as part of the gross amount of the dividend includible in income of a U.S. holder for U.S. federal income tax purposes, and such taxes may be treated as a foreign income tax eligible, subject to generally applicable limitations and conditions under U.S. federal income tax law, for credit against a U.S. holder’s U.S. federal income tax liability or, at the U.S. holder’s election, for deduction from gross income in computing the U.S. holder’s taxable income. The calculation and availability of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of complex rules that depend on a U.S. holder’s particular circumstances.  In the event Mexican withholding taxes are imposed, U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits.

U.S. holders should be aware that the IRS has expressed concern that parties to whom ADSs are transferred may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the discussion above regarding the creditability of Mexican withholding taxes could be affected by future actions that may be taken by the IRS.

Qualified Dividend Income

Certain dividends received by non-corporate U.S. holders that constitute “qualified dividend income” will be subject to a reduced maximum marginal U.S. federal income tax rate.  Qualified dividend income generally includes, among other dividends, dividends received prior to January 1, 2013, from “qualified foreign corporations.”  In general, the term “qualified foreign corporation” includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory, and which includes an exchange of information program.  The Tax Treaty has been approved for this purpose by the U.S. Treasury Department. In addition, a foreign corporation is treated as a qualified foreign corporation with respect to any dividend paid by the corporation with respect to stock of the corporation that is readily tradable on an established securities market in the United States.  For this purpose, a share is treated as readily tradable on an established securities market in the United States if an ADR backed by such share is so traded.

Notwithstanding the previous rule, dividends received from a foreign corporation that is a PFIC, as discussed below, in the year in which the dividend was paid (or was a PFIC in the year prior to the year in which the dividend was paid) will not constitute qualified dividend income.  In addition, the term “qualified dividend income” will not include, among other dividends, any (i) dividends on any share of stock or ADS which is held by a taxpayer for 60 days or less during the 120-day period beginning on the date which is 60 days before the date on which such share or the Series B Shares backing the ADS become ex-dividend with respect to such dividends (as measured under section 246(c) of the Code) or (ii) dividends to the extent that the taxpayer is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respects to positions in substantially similar or related property.  Moreover, special rules apply in determining a taxpayer’s foreign tax credit limitation under section 904 of the Code in the case of qualified dividend income.

Individual U.S. holders should consult their own tax advisors to determine whether or not amounts received as dividends from us will constitute qualified dividend income subject to a reduced maximum marginal U.S. federal income tax rate and, in such case, the effect, if any, on the individual U.S. holder’s foreign tax credit.

Taxation of Dispositions

Gain or loss realized by a U.S. holder on the sale, redemption or other taxable disposition of Series B Shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between such U.S. holder’s adjusted basis in the Series B Shares or the ADSs and the amount realized on the disposition (including any amounts withheld in respect of Mexican withholding tax).  Any such gain or loss will be long-term capital gain or loss if the Series B Shares or ADSs have been held for more than one year as of the time of the sale, redemption or other taxable disposition.  Under current law, certain non-corporate U.S. holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains.  The deductibility of capital losses is subject to limitations under the Code.

If Mexican income tax is withheld on the sale, redemption or other taxable disposition of Series B Shares of ADSs, the amount realized by a U.S. holder will include the gross amount of the proceeds of that sale, redemption or other taxable disposition before deduction of the Mexican income tax.  Capital gain or loss realized by a U.S. holder on a sale, redemption or other taxable disposition of Series B Shares or ADSs generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a gain from the disposition of a common share that is subject to Mexican income tax, the U.S. holder may not be able to benefit from the foreign tax credit for that Mexican income tax (i.e., because the gain from the disposition would be U.S. source), unless the U.S. holder can apply the credit against U.S. federal income tax payable on other income from foreign sources.  Alternatively, the U.S. holder may take a deduction for the Mexican income tax if it does not elect to claim a foreign tax credit with respect to any foreign income taxes paid or accrued during the taxable year.

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

•                  establishes that it is an exempt holder; or

•                  provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that no loss of exemption from backup withholding has occurred.

The amount of any backup withholding from a payment to a holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the Internal Revenue Service.

Recently enacted legislation requires individual U.S. Holders to report information to the IRS with respect to their investment in Series B Shares or ADSs unless certain requirements are met.  Investors who are individuals and fail to report required information could become subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this new legislation on their investment in Series B Shares or ADSs.

U.S. Tax Consequences for Non-U.S. Holders

Distributions:

A holder of Series B Shares or ADSs that is not a U.S. holder or a partnership (or any entity treated as a partnership for U.S. federal income tax purposes) (a “non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on dividends received on Series B Shares or ADSs, unless such income is effectively connected with the conduct by the holder of a U.S. trade or business.

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

ITEM 11                         Quantitative And Qualitative Disclosures About Market Risk

We are exposed to market risks arising from changes in interest rates, foreign exchange rates, equity prices and commodity prices.  We use derivative instruments from time to time, on a selective basis, to manage these risks.  In addition, we have also historically used certain derivative instruments for trading purposes.  We adopted a risk management policy that precludes the use of derivative instruments for trading purposes.  We maintain and control our treasury operations and overall financial risk through practices approved by our senior management.

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

INTEREST RATE RISK

We depend upon debt financing transactions, including debt securities, bank and vendor credit facilities and leases, to finance our operations.  All such financial instruments, as well as the related interest rate derivatives discussed further below, are entered into for other than trading purposes.  These transactions expose us to interest rate risk, with the primary interest-rate risk exposure resulting from changes in the relevant base rates (mostly LIBOR and to a lesser extent, Prime, TIIE and Tasa Promedio Ponderada in Venezuela) which are used to determine the interest rates that are applicable to borrowings under our credit facilities.  We are also exposed to interest rate risk in connection with refinancing of maturing debt.  We had U.S.$348 million (Ps.4,301 million) of fixed rate debt and U.S.$1,143 million (Ps.14,111 million) in floating rate debt at December 31, 2010.  A hypothetical 100 basis point increase or decrease in interest rates would not have a significant effect on the fair value of our fixed rate debt.  The following table sets forth, as of December 31, 2010, principal cash flows and the related weighted average interest rates by expected maturity dates for our debt obligations.

	Maturity Dates
	2011	2012	2013	2014	Thereafter	Total	Fair Value
	(in millions of pesos, except percentages)
Liabilities
Debt
Fixed Rate (Ps.)	485	59	49	3	3,706	4,302	4,265
Average Rate	10%	11%	11%	10%	8%
Floating Rate (Ps.)	1,707	1,719	2,160	2,322	6,203	14,111	15,027
Average Rate	4%	4%	5%	5%	5%

From time to time, we use derivative financial instruments such as interest rate swaps for purposes of hedging a portion of our debt, in order to reduce our exposure to increases in interest rates.  Several of these contracts, however, do not qualify for accounting treatment as hedging transactions, as described in Note 17 to our audited consolidated financial statements.

On November 2, 2004, we entered into an interest rate swap transaction with five banks with an aggregate notional amount of U.S.$150 million maturing on April 5, 2008, whereby we fixed the 6-month LIBOR rate associated with the term portion of the 2004 Facility at an average rate of 3.2725%.  The swap transaction provided that the counterparty pay us unless 6-month LIBOR reached 6%, in which case the parties had no obligation to pay any amount for the applicable period.  On September 30, 2005, this interest rate swap was modified resulting in an average fixed rate of 3.2775% and a maturity date of March 30, 2008.  The swap transaction provided that the counterparty pay us unless 6-month LIBOR reached 6%, in which case the parties had no obligation to pay any amount for the applicable period.  However, on March 8, 2006 we modified this 6% level up to 6.5% and 6.75% for the interest payment dates due in 2007 obtaining a fixed average rate of 3.6175% for this year.  In addition, in December 12, 2005 we entered into a new interest rate swap for the 2005 Facility with a single bank, which started on March 30, 2008 and matured on March 30, 2009, whereby we fixed the 6-month LIBOR rate associated with the term portion at an average rate of 4.505%.  The swap transaction provided that the counterparty would pay us unless 6-month LIBOR reached 7%, in which case the parties had no obligation to pay any amount for the applicable period.  After the March 30, 2009 maturity we have not entered into additional swap transactions.

During 2010, the Company had only one interest rate swap contract outstanding, which was entered into by Derivados de Maíz Alimenticio, S.A., our Costa Rican subsidiary on July 2008 to hedge the interest rate risk associated with certain long-term credit facilities.  This swap has an aggregate notional amount of U.S.$20 million and a maturity date of December 28, 2010.  After the December 28, 2010 maturity we did not enter into any additional swap transactions.

Additionally, we entered into some exchange rate forward and option contracts to financially hedge part of the interest payments due in 2006, 2007, 2008 and the first two coupon dates of 2009 corresponding to our U.S.$300 million 7.75% senior unsecured perpetual bonds.  These forward and option contracts have either expired by their own terms or been terminated by the Company.

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

FOREIGN EXCHANGE RATE RISK

Our net sales are denominated in U.S. dollars, Mexican pesos and other currencies.  During 2010, 47% of our revenues were generated in U.S. dollars, and 33% in pesos.  In addition, as of December 31, 2010, 57% of our total assets were denominated in currencies other than Mexican pesos, particularly U.S. dollars.  A significant portion of our operations is financed through U.S. dollar-denominated debt.

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

As of December 31, 2010, 75% of our debt obligations was denominated in U.S. dollars.  The following table sets forth information concerning our U.S. dollar-denominated debt as of December 31, 2010.  The table does not reflect our U.S. dollar sales or our U.S. dollar-denominated assets.

	Expected Maturity Date (U.S. dollar-denominated Debt) as of December 31, 2010
U.S. dollar-denominated debt	2011	2012	2013	2014	Thereafter	Total	Fair Value
	(in millions of pesos)
Term Loan(1)	618	926	1,235	1,235	3,931	7,945	8,683
Three Year and BNP Term Loans(1)	400	210	0	0	0	610	621
Refinanced 2005 Facility(1)	292	292	292	292	0	1,168	1,226
7.75% Perpetual Bond	0	0	0	0	3,705	3,705	3,668
Other U.S. dollar loans	347	12	45	0	0	403	403
TOTAL(2)	1,656	1,440	1,572	1,527	7,636	13,831	14,601

(1)          No amounts are currently outstanding.  Paid in full on February 18, 2011 with proceeds from the GFNorte Sale.

(2)          In March of 2011, we entered into the Syndicated Loan Facility for an aggregate principal amount of U.S.$225 million, which as of March 31, 2011 was 100% available.

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

We account for our currency derivative instruments using the mark-to-market accounting method.  Extreme exchange rate volatility in the financial markets during the last two quarters of 2008 and the first quarter of 2009 resulted in significant fluctuations in the mark-to-market value of GRUMA’s foreign exchange derivative instruments.  These fluctuations were further exacerbated by the leverage features included in certain of these instruments.  As of September 30, 2008, these instruments represented a negative mark-to-market net value of U.S.$291.4 million.  As of October 8, 2008, these instruments represented a mark-to-market unrealized loss of U.S.$684 million.  As of October 28, 2008, these instruments represented an aggregate mark-to-market non-cash charge of U.S.$788 million; of which U.S.$105 million, U.S.$354 million, U.S.$220 million, and U.S.$109 million on instruments maturing in 2008, 2009, 2010, and 2011, respectively.

On November 12, 2008, we entered into a loan agreement with Bancomext in the amount of Ps.3,367 million and applied the proceeds to terminate our commitments arising under all the currency derivative instruments that we had entered into with one of our derivative counterparties and to pay other commitments arising under the currency derivative instruments maturing from the date of such loan agreement with Bancomext.  In addition, we entered into agreements on October 16, 2009 with our remaining derivative counterparties to convert a total of U.S.$738.3 million dollars owing under our terminated foreign exchange derivative instruments into medium- and long-term loans, as described below.

In connection with most of its obligations under its foreign exchange derivative instruments, the Company entered into a term sheet on March 19, 2009 that provided for the financing of the obligations that would result from the termination of all of its foreign exchange derivative instruments that it had entered into with the Major Derivative Counterparties.  On March 23, 2009, GRUMA and the Major Derivative Counterparties agreed to terminate all of these derivative instruments and fixed the total amount of obligations payable by GRUMA to the Major Derivative Counterparties at U.S.$668.3 million.  On October 16, 2009, the Company reached an agreement with the Major Derivative Counterparties to convert these derivatives obligations into the Term Loan in the amount of U.S.$668.3 with a tenor of seven and one-half years.  The Term Loan was secured by the Company’s shares in GIMSA, Gruma Corporation and Molinera de México.

In connection with the balance of its foreign exchange derivative instruments, the Company entered into separate term sheets with Barclays, RBS and Standard Chartered during June and July 2009 that provided for the financing of the obligations that would result from the termination of all of its foreign exchange derivative instruments that it had entered into with each of Barclays, RBS and Standard Chartered.  GRUMA and Barclays, RBS and Standard Chartered agreed to terminate all of the derivative instruments owing to these parties and fixed the total amount of obligations payable by GRUMA to Barclays at U.S.$21.5 million, RBS at U.S.$13.9 million and Standard Chartered at U.S.$22.9 million for a total aggregate amount of U.S.$58.3 million.  In addition, during June of 2009, GRUMA entered into a term sheet with BNP that fixed the amount payable by GRUMA to BNP at U.S.$11.8 million.

On October 16, 2009, the Company reached separate agreements with Barclays, RBS and Standard Chartered to convert the obligations that resulted from the termination of all of its foreign exchange derivative instruments entered into with these parties into loans in the amount of U.S.$21.5 million, U.S.$13.9 million and U.S.$22.9 million, respectively, with a tenor of three years.  On October 16, 2009, GRUMA also reached a separate agreement with BNP to convert the obligations that resulted from the scheduled maturity of all of its foreign exchange derivative instruments entered into with BNP into a loan in the amount of U.S.$11.8 million with a tenor of approximately one and one-half years (the “BNP Term Loan”).  As a result of the Term Loan, the Three-Year Term Loans and the BNP Term Loan, the Company converted a total of U.S.$738.3 million dollars owing under our terminated foreign exchange derivative instruments into medium- and long-term loans.

On February 18, 2011, we made an early payment of outstanding balances of several of our current bank facilities, including the Term Loan, the Three-Year Term Loans and the BNP Term Loan, using proceeds from the GFNorte Sale.  As a result of such repayment, the loan agreements relating to the Term Loan, the Three-Year Term Loans and the BNP Term Loan have been terminated.  See “Item 11. Quantitative and Qualitative Disclosures About Market Risk——Interest Rate Risk.”

During 2010, we entered into forward transactions in order to hedge the Mexican peso to U.S. dollar foreign exchange rate risk related to the price of corn purchases for the 2010 summer and winter corn harvests in Mexico.  Since these exchange rate derivative financial instruments did not qualify for hedge accounting treatment, they were recognized at their estimated fair value and periodic mark-to-market measurement was made.  As of December 31, 2010, the open positions of these instruments represented an unfavorable effect of approximately

Ps.4.9 million recognized in income.  As of March 31, 2011 these transactions had expired by their terms and represented an unfavorable effect of Ps.15.1 million recognized in income.

As of April 30, 2011, the Company had foreign exchange derivative transactions in effect for a nominal amount of U.S.$250 million with different maturities from May through August 2011. The purpose of these contracts was to hedge the Mexican peso to U.S. dollar foreign exchange rate risk related to the price of corn purchases.

As indicated in Note 11-A to our consolidated financial statements, operations in Venezuela represented 12% of net sales and 10% of total assets as of December 31, 2010.  In recent years, political and social instability has prevailed in Venezuela, and as described in Note 17-D to our consolidated financial statements, the Venezuelan government devalued its currency and established a two tier exchange structure on January 11, 2010.  On December 30, 2010, the Venezuelan government issued Exchange Agreement No. 14, which established a single exchange rate of 4.30 bolivars per U.S. dollar effective January 1, 2011.

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

During 2010, we entered into short-term hedge transactions through commodity futures and options for a portion of our requirements.  All derivative financial instruments are recorded on the consolidated balance sheet at their fair value as either assets or liabilities.  Changes in the fair value of derivatives are recorded each period in earnings or accumulated other comprehensive income in stockholders’ equity, depending on whether the derivative qualifies for hedge accounting and is effective as part of a hedge transaction.  Ineffectiveness results when the change in the fair value of the hedge instruments differs from the change in the fair value of the hedged item.

For hedge transactions that qualify and are effective, gains and losses are deferred until the underlying asset or liability is settled, and then are recognized as part of that transaction.

Gains and losses which represent hedge ineffectiveness and derivative transactions that do not qualify for hedge accounting are recognized in income.

During 2010, we entered into hedge contracts for corn purchases, which were designated as fair value hedges.  Therefore, the derivative financial instruments, as well as the assets and liabilities being hedged, are recognized at fair value at inception date.  Subsequently, changes in the fair value of the derivative financial instruments and the assets and liabilities being hedged are recognized in income for the year.  All hedge contracts for corn purchases were settled in November 2010.  As a result of the valuation at fair value, as of December 31, 2010, inventories included Ps.162.3 million (U.S.$13.1 million) related to these contracts.  From time to time we hedge commodity price risks utilizing futures and options strategies that do not qualify for hedge accounting.  As a result of non-qualification, these derivative financial instruments are recognized at their estimated fair values and are marked to market with the associated effect recorded in current period earnings.  For the year ended December 31, 2010, we recognized an unfavorable effect of Ps.13.2 million from these contracts.  Additionally, as of December 31, 2010, we realized Ps.43 million in net losses on commodity price risk hedges that did not qualify for hedge accounting.

Based on our overall commodity exposure at March 31, 2011, a hypothetical 10 percent decline in market prices applied to the fair value of the instruments would result in a charge to income of Ps.73 million (for non-qualifying contracts).

COUNTERPARTY RISK

We maintain centralized treasury operations in Mexico for our Mexican operations and in the United States for our U.S. operations.  Liquid assets are invested primarily in government bonds and short-term debt instruments with a minimum “A1/P1” rating for our U.S. operations and “A” for our Mexican operations.  We face credit risk from the potential non-performance by the counterparties in respect of the financial instruments that we utilize.  Substantially all of these financial instruments are unsecured.  We do not anticipate non-performance by the counterparties, which are principally licensed commercial banks with long-term credit ratings.  In addition, we minimize counterparty solvency risk by entering into derivative instruments only with major national and international financial institutions using standard International Swaps and Derivatives Association, Inc. (“ISDA”) forms and long form confirmation agreements.  For our Central American operations and Gruma Venezuela, we only invest cash reserves with well-known local banks and local branches of international banks.  In addition, we also keep small investments abroad.

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

ITEM 12                         Description Of Securities Other Than Equity Securities.

American Depositary Shares

Our Series B Shares have been traded on the Bolsa Mexicana de Valores, S.A.B. de C.V., or Mexican Stock Exchange, since 1994.  The ADSs, each representing four Series B Shares, commenced trading on the New York Stock Exchange in November 1998.  As of April 29, 2011, our capital stock was represented by 565,174,609 issued Series B shares, of which 563,650,709shares were outstanding, fully subscribed and paid, and 1,523,900 shares were held in our treasury.  As of December 31, 2010, 74,760,180 Series B shares of our common stock were represented by 18,690,045 ADSs held by 6 record holders in the United States.

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

Fees and Expenses

The following table summarizes the fees and expenses payable by holders of ADSs to Citibank, N.A. (the “Depositary”) pursuant to the Deposit Agreement dated September 18, 1998:

Service		Rate	By Whom Paid

(1)	Issuance of ADSs upon deposit of Series B Shares (excluding issuances contemplated by paragraphs 3(b) and (5) below)	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) issued	Party for whom deposits are made or party receiving ADSs

Service		Rate	By Whom Paid

(2)	Delivery of Series B Shares, property and cash against surrender of ADSs	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) surrendered	Party surrendering ADSs or making withdrawal
(3)	Distribution of (a) cash dividend or (b) ADSs pursuant to stock dividends (or other free distribution of stock)	No fee, so long as prohibited by the exchange upon which ADSs are listed	N/A
(4)	Distribution of cash proceeds (i.e. upon sale of rights or the sale of any securities or property pursuant to Sections the Deposit Agreement)	Up to $2.00 per 100 ADSs held	Party to whom distribution is made
(5)	Distribution of ADSs pursuant to exercise of rights	Up to $2.00 per 100 ADSs issued	Party to whom distribution is made

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

ITEM 14.               Material Modifications To The Rights Of Security Holders And Use Of Proceeds.

Not applicable.

ITEM 15.               Controls and Procedures.

(a) Disclosure controls and procedures.  We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Corporate Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our Chief Executive Officer, Chief Financial Officer and Chief Corporate Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive

Officer, Chief Financial Officer and Chief Corporate Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

PricewaterhouseCoopers, an independent registered public accounting firm, our independent auditor, issued an attestation report on our internal control over financial reporting on June 7, 2011.

(c) Attestation Report of the registered public accounting firm.  The report of PricewaterhouseCoopers, an independent registered public accounting firm, on our internal control over financial reporting is included herein at page F-2.

(d) Changes in internal control over financial reporting.  There has been no change in our internal control over financial reporting during 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting:

ITEM 16A.  Audit Committee Financial Expert.

Our Board of Directors has determined that Mr. Mario Laborín Gómez and Mr. José de la Peña y Angelini qualify as “audit committee financial experts”, and Mr. Mario Laborín Gómez and Mr. José de la Peña y Angelini are independent, within the meaning of this Item 16A.

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

ITEM 16C.  Principal Accountant Fees and Services.

Audit and Non-Audit Fees

The following table sets forth the fees billed to us and our subsidiaries by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2009 and 2010:

	Year ended December 31,
	2009		2010
	(thousands of Mexican pesos)
Audit fees	Ps.	40,199	Ps.	40,405
Tax fees	6,120		6,410
Other fees	13,814		11,941
Total fees	Ps.	60,133	Ps.	58,756

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

ITEM 16D.  Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

ITEM 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

We did not repurchase any of our Series B Shares or ADSs in 2010.

ITEM 16F.  Change in Registrant’s Certifying Accountant.

During the years ended December 31, 2009 and 2010 and through the date of this Annual Report, the principal independent accountant engaged to audit our financial statements, PricewaterhouseCoopers, S.C., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed.

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

Solicitation of Proxies

Under NYSE Rules, listed companies are required to solicit proxies and provide proxy materials for all meetings of shareholders.  Such proxy solicitations are to be provided to the NYSE.  We are not required to solicit proxies from our shareholders.  Under our Bylaws and Mexican securities laws and regulations, we inform shareholders of all meetings by public notice, which states the requirements for admission to the meeting. Under the deposit agreement relating to our ADSs, holders of our ADSs receive notice of shareholders’ meetings together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

PART III

ITEM 17.                 Financial Statements.

Not Applicable.

ITEM 18.              Financial Statements.

See pages F-1 through F-180, incorporated herein by reference.

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

Documents filed as exhibits to this annual report:

Exhibit No.

1	Our bylaws (estatutos sociales) as amended through May 26, 2008, together with an English translation.**

2(a)(1)

Deposit Agreement, dated as of September 18, 1998, by and among us, Citibank, N.A. as Depositary and the Holders and Beneficial Owners of American Depositary Shares Evidenced by American Depositary Receipts Issued Thereunder (including form of American Depositary Receipt).***

2(b)(1)	Indenture, dated as of December 3, 2004, between us and JPMorgan Chase Bank, N.A., as Indenture Trustee representing up to U.S.$300,000,000 of our 7.75% Perpetual Bonds. ******

2(b)(2)

U.S.$100 million revolving credit facility among Gruma Corporation, the Lenders party thereto, Bank of America, N.A., as Administrative Agent, Documentation Agent and Letter of Credit Issuer, dated October 30, 2006.*******

2(b)(3)	Ps.3,367 million term loan between us and Bancomext with a variable interest rate of TIIE + 6.21%, dated September 18, 2009.*

2(b)(4)

U.S.$225 million credit facility among Gruma, S.A.B. de C.V., the Lenders party thereto and BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, as Administrative Agent, dated March 22, 2011.

4(a)(1)	Shareholders Agreement by and among us, Roberto González Barrera, Archer Daniels-Midland Company and ADM Bioproductos, S.A. de C.V., dated August 21, 1996. ****

4(a)(2)	Amendment No. 1 to Shareholders Agreement by and among us, Roberto González Barrera, Archer Daniels-Midland Company and ADM Bioproductos, S.A. de C.V., dated September 13, 1996.*****

4(a)(3)	Amendment No. 2 to Shareholders Agreement by and among us, Roberto González Barrera, Archer Daniels-Midland Company and ADM Bioproductos, S.A. de C.V., dated August 18, 1999.*****

4(a)(4)	Asset Contribution Agreement among Gruma Corporation, Gruma Holding, Inc., ADM Milling Co., Valley Holding, Inc., GRUMA-ADM, and Azteca Milling, L.P., dated August 21, 1996.****

4(a)(5)	Investment Agreement by and between us and Archer-Daniels-Midland Company, dated August 21, 1996. ****

8	List of Principal Subsidiaries.

12(a)(1)	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 7, 2011.

12(a)(2)	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 7, 2011.

13	Officer Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 7, 2011.

*                                         Previously filed in Annual Report on Form 20-F (File No. 1-14852), originally filed with the SEC on June 15, 2010.  Incorporated herein by reference.

**                                  Previously filed in Annual Report on Form 20-F (File No. 1-14852), originally filed with the SEC on June 27, 2008.  Incorporated herein by reference.

***                           Previously filed in Registration Statement on Form F-6 (File No. 333-9282), originally filed with the SEC on August 13, 1998.  Incorporated herein by reference.

****                    Previously filed in Registration Statement on Form F-4 (File No. 333-8266), originally filed with the SEC on January 28, 1998.  Incorporated herein by reference.

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
Juan Antonio Quiroga García
Chief Corporate Officer
Dated: June 7, 2011

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

Grupo Financiero Banorte, S.A.B. de C.V. and Subsidiaries

Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements as of December 31, 2010, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

Gruma, S. A. B. de C. V.

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders’ equity and of cash flows, present fairly, in all material respects, the financial position of Gruma, S. A. B. de C. V. and its subsidiaries (the “Company”), as of  December 31, 2010 and 2009, and the results of their operations, their changes in stockholders’ equity and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with Mexican Financial Reporting Standards.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing on Item 15.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We did not audit the financial statements of Grupo Financiero Banorte, S. A. B. de C. V. and subsidiaries, an associated company, whose investment in common stock as of December 31, 2010 and 2009 represents 11% and 9%, respectively, of the consolidated total assets, and whose equity in income represented 75%, 23% and (5)% of consolidated net income (loss), for each of the three years in the period ended December 31, 2010, respectively.  The financial statements of Grupo Financiero Banorte, S. A. B. de C. V. and subsidiaries were audited by other auditors whose report thereon has been furnished to us, and our opinion on the financial statements expressed herein, insofar as it relates to the amounts included for Grupo Financiero Banorte, S. A. B. de C. V. and subsidiaries, is based solely on the report of the other auditors.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and generally accepted auditing standards in Mexico.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.

The consolidated financial statements as of December 31, 2010 and 2009, include assets in the amount of Ps.3,670,362 and Ps.6,261,546, respectively, liabilities in the amount of Ps.1,980,523 and Ps.3,168,060, respectively and (loss) profit for the three years in the period ended December 31, 2010 in the amounts of Ps.(169, 225), Ps.794,440 and Ps.870,443, respectively, related to a foreign subsidiary.  As mentioned in Note 11, during 2010 an expropriation decree was issued for the above mentioned subsidiary.  At the date of this report, and as explained in such Note, management of the Company is still in negotiations and therefore the outcome of this matter is uncertain.

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

PricewaterhouseCoopers, S. C.

Monterrey, Mexico

June 7, 2011

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2009 AND 2010

(Expressed in thousands of Mexican pesos)

(Notes 1 and 2)

2009	2010
ASSETS
Current:
Cash and cash equivalents (Note 2-G)	Ps.	1,880,663	Ps.	21,317
Trading investments (Notes 2-H and 17-A)	127,293	79,577
Accounts receivable, net (Note 3)	5,754,256	4,843,157
Refundable taxes (Note 3)	632,688	811,784
Inventories (Note 4)	7,589,080	7,283,743
Prepaid expenses	496,012	437,112
Total current assets	16,479,992	13,476,690

Investment in common stock of associated companies (Note 5)	3,975,652	4,441,415
Property, plant and equipment, net (Note 6)	19,958,405	17,886,784
Intangible assets, net (Notes 2-L and 7)	839,698	741,246
Goodwill (Notes 2-L and 7)	2,169,473	2,148,699
Other assets (Note 8)	543,295	598,961
Total assets	Ps.	43,966,515	Ps.	39,293,795
LIABILITIES
Current:
Bank loans (Note 9)	Ps.	912,141	Ps.	616,722
Current portion of long-term debt (Note 9)	1,291,251	1,576,149
Trade accounts payable	3,630,974	3,674,076
Accrued liabilities and other accounts payable	2,847,103	3,171,441
Income taxes payable	219,722	79,501
Employees’ statutory profit sharing payable	36,467	52,088
Derivative financial instruments (Note 17)	11,935	4,863
Total current liabilities	8,949,593	9,174,840

Long-term debt (Note 9)	20,039,868	16,220,413
Deferred taxes (Note 14-B)	2,476,245	2,612,330
Deferred employees’ statutory profit sharing (Note 10-B)	272,910	247,550
Labor obligations (Note 10-A)	245,761	276,904
Other liabilities	170,575	141,230
Total long-term liabilities	23,205,359	19,498,427
Total liabilities	32,154,952	28,673,267

Contingencies and commitments (Note 11)

STOCKHOLDERS’ EQUITY
Majority interest (Note 12):
Common stock	6,972,425	6,972,425
Contributed capital	6,972,425	6,972,425

Earned surplus (deficit)	729,040	(76,178)
Total majority interest	7,701,465	6,896,247
Noncontrolling interest	4,110,098	3,724,281
Total stockholders’ equity	11,811,563	10,620,528
Ps.	43,966,515	Ps.	39,293,795

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except share and per share amounts)

(Notes 1 and 2)

2008	2009	2010

Net sales	Ps.	44,792,572	Ps.	50,489,048	Ps.	46,600,537
Cost of sales	(30,236,597)	(33,100,107)	(31,130,798)
Gross profit	14,555,975	17,388,941	15,469,739

Selling and administrative expenses	(11,288,995)	(13,581,969)	(12,669,644)
Operating income	3,266,980	3,806,972	2,800,095

Other expenses, net (Notes 2-A and 13)	(181,368)	(150,439)	(718,171)

Comprehensive financing expense:
Interest expense	(823,702)	(1,449,601)	(1,360,427)
Interest income	90,399	95,155	29,778
Loss from derivative financial instruments (Note 17)	(15,056,799)	(543,123)	(82,525)
Monetary position gain, net	446,720	209,493	165,869
Gain from foreign exchange differences, net (Note 15-A)	255,530	755,188	143,852
(15,087,852)	(932,888)	(1,103,453)

Equity in earnings of associated companies	618,476	495,045	627,333

(Loss) income before income taxes	(11,383,764)	3,218,690	1,605,804

Income taxes (Note 14):
Current	(304,753)	(1,065,196)	(569,981)
Deferred	(129,942)	(43,150)	(268,737)
(434,695)	(1,108,346)	(838,718)

Consolidated (loss) income	(11,818,459)	2,110,344	767,086

Noncontrolling interest	(521,299)	(581,424)	(225,181)

Majority net (loss) income	Ps.	(12,339,758)	Ps.	1,528,920	Ps.	541,905

(Loss) earnings per share (in pesos)	Ps.	(21.84)	Ps.	2.71	Ps.	0.96

Weighted average shares outstanding (thousands)	564,853	563,651	563,651

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Expressed in thousands of Mexican pesos, except share amounts)
(Notes 1 and 2)

	Common stock					Cumulative effect of	Retained earnings		Foreign
	(Note 12-A)					deferred income taxes	(Note 12-B)		currency
	Number of		Additional		Derivative	and employees’		Net income	translation	Total	Non-	Total
	shares		paid-in	Deficit from	financial	statutory profit	Prior	(loss) for	adjustments	majority	controlling	stockholders’
	(thousands)	Amount	capital	restatement	instruments	sharing	years	the year	(Note 12-D)	interest	interest	equity

Balances at December 31, 2007	481,503	13,289,606	4,831,370	(16,196,178)	41,790	(226,316)	12,174,703	2,233,321	(453,086)	15,695,210	2,881,989	18,577,199

Appropriation of prior year net income							2,233,321	(2,233,321)		—		—
Dividends paid										—	(62,953)	(62,953)
Stock issuance	82,625	2,111,060								2,111,060		2,111,060
Net purchases and sales of Company’s common stock	(477)	9,069	3,732				(24,362)			(11,561)		(11,561)
	82,148	2,120,129	3,732				2,208,959	(2,233,321)		2,099,499	(62,953)	2,036,546
Comprehensive loss:
Reclassification of deficit from restatement		(8,437,310)	(2,690,864)	16,196,178		226,316	(5,294,320)			—		—
Cumulative effect of income tax and deferred employees’ statutory profit sharing							(579,454)			(579,454)	(91,166)	(670,620)
Effect of labor obligations recognized in equity							36,577			36,577	141	36,718
Equity ownership from associated company							(103,232)			(103,232)	(700)	(103,932)
Foreign currency translation adjustments									976,141	976,141	393,643	1,369,784
Derivative financial instruments, net of taxes					(145,686)					(145,686)		(145,686)
Net loss for the year								(12,339,758)		(12,339,758)	521,299	(11,818,459)
Comprehensive loss for the year		(8,437,310)	(2,690,864)	16,196,178	(145,686)	226,316	(5,940,429)	(12,339,758)	976,141	(12,155,412)	823,217	(11,332,195)

Balances at December 31, 2008	563,651	6,972,425	2,144,238	—	(103,896)	—	8,443,233	(12,339,758)	523,055	5,639,297	3,642,253	9,281,550

Appropriation of prior year net loss							(12,339,758)	12,339,758		—		—
Appropriation of additional paid-in capital			(2,144,238)				2,144,238			—		—
Dividends paid										—	(175,255)	(175,255)
			(2,144,238)				(10,195,520)	12,339,758		—	(175,255)	(175,255)
Comprehensive income:

Effect due on tax consolidation							(2,475)			(2,475)		(2,475)

Equity ownership from associated company							76,921			76,921		76,921
Foreign currency translation adjustments									365,887	365,887	72,198	438,085
Derivative financial instruments, net of taxes					103,896					103,896		103,896
Other transactions related to comprehensive income							(10,981)			(10,981)	(10,522)	(21,503)
Net income for the year								1,528,920		1,528,920	581,424	2,110,344

Comprehensive income for the year					103,896		63,465	1,528,920	365,887	2,062,168	643,100	2,705,268

Balances at December 31, 2009	563,651	6,972,425	—	—	—	—	(1,688,822)	1,528,920	888,942	7,701,465	4,110,098	11,811,563

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except share amounts)
(Notes 1 and 2)

Cumulative effect
Common stock	of deferred income	Retained earnings	Foreign
(Note 12-A)	taxes and	(Note 12-B)	currency
Number of	Additional	Derivative	employees’	Net income	translation	Total	Non-	Total
shares	paid-in	Deficit from	financial	statutory profit	Prior	(loss) for	adjustments	majority	controlling	stockholders’
(thousands)	Amount	capital	restatement	instruments	sharing	years	the year	(Note 12-D)	interest	interest	equity

Appropriation of prior year net income	1,528,920	(1,528,920)	—	—

Dividends paid	—	(74,872)	(74,872)
1,528,920	(1,528,920)	—	(74,872)	(74,872)

Comprehensive income:

Effect due on tax consolidation	781	781	781
Equity ownership from associated company	(71,020)	(71,020)	(71,020)
Foreign currency translation adjustments	(1,276,884)	(1,276,884)	(536,126)	(1,813,010)
Net income for the year	541,905	541,905	225,181	767,086

Comprehensive income for the year	(70,239)	541,905	(1,276,884)	(805,218)	(310,945)	(1,116,163)

Balances at December 31, 2010	563,651	Ps.	6,972,425	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(230,141)	Ps.	541,905	Ps.	(387,942)	Ps.	6,896,247	Ps.	3,724,281	Ps.	10,620,528

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Expressed in thousands of Mexican pesos)
(Notes 1 and 2)

2008	2009	2010
Operating activities:
(Loss) income before income taxes	Ps.	(11,383,764)	Ps.	3,218,690	Ps.	1,605,804

Restatement effects from companies in an inflationary environment	(173,504)	37,898	64,899
Foreign exchange (gain) loss from working capital	(728,177)	33,909	730,255
Net cost of the year for labor obligations	345,205	199,308	69,091
Items related with investing activities:
Depreciation and amortization	1,410,420	1,648,446	1,524,383
Impairment of long-lived assets	46,851	26,799	—
Interest income	(56,030)	(59,279)	(6,855)
Foreign exchange gain from cash	(104,979)	(21,296)	(9,635)
Equity in earnings of associated companies	(618,476)	(495,045)	(627,333)
Loss from sale of fixed assets	11,315	94,384	3,034
Items related with financing activities:
Derivative financial instruments	15,056,799	543,123	82,525
Foreign exchange loss (gain) from bank loans	577,627	(767,801)	(864,469)
Interest expense	734,266	1,319,073	1,254,950
5,117,553	5,778,209	3,826,649
Changes in working capital:
Accounts receivable, net	(946,818)	(87,019)	(614,271)
Inventories	(921,227)	346,059	(732,039)
Prepaid expenses	3,935	(141,855)	(106,328)
Trade accounts payable	(245,707)	201,000	669,916
Accrued liabilities and other accounts payable	191,118	(153,674)	768,662
Income taxes paid	(660,589)	(596,954)	(781,441)
Labor obligations and others, net	(325,269)	(177,968)	(25,586)
(2,904,557)	(610,411)	(821,087)
Net cash flows from operating activities	2,212,996	5,167,798	3,005,562

Investing activities:
Acquisition of property, plant and equipment	(2,696,744)	(1,168,663)	(1,008,191)
Sales of property, plant and equipment	27,880	126,333	139,066
Acquisition of subsidiaries, net of cash acquired	—	—	(106,970)
Intangible assets	(60,198)	(108,646)	(2,855)
Acquisition of shares of associated companies	(154,568)	—	—
Interest received	43,828	43,392	6,410
Dividends received from associated companies	83,446	31,959	90,549
Trading investments	(101,829)	18,925	(19,423)
Other	(201,846)	115,573	85,714
Net cash flows from investing activities	(3,060,031)	(941,127)	(815,700)

Cash (to be obtained from) in excess to be used in financing activities	(847,035)	4,226,671	2,189,862

Financing activities:
Proceeds from bank loans and long-term debt	6,912,197	11,774,361	661,722
Repayment of bank loans and long-term debt	(3,206,050)	(2,463,168)	(3,257,291)
Interest paid	(781,525)	(1,237,114)	(1,205,310)
Derivative financial instruments paid	(3,538,840)	(11,485,512)	(40,809)
Proceeds from stock issuance	2,111,060	—	—
Acquisition of subsidiary shares from minority shareholder	—	(21,503)	—
Net purchases and sales of Company’s common stock	(11,561)	—	—
Dividends paid	(62,953)	(175,255)	(74,872)
Other	(11,517)	(836)	(18,634)
Net cash flows from financing activities	1,410,811	(3,609,027)	(3,935,194)
Net increase (decrease) in cash and cash equivalents	563,776	617,644	(1,745,332)
Exchange differences on cash and cash equivalents	279,720	(17,016)	(114,014)
Cash and cash equivalents at beginning of year	436,539	1,280,035	1,880,663
Cash and cash equivalents at end of year	Ps.	1,280,035	Ps.	1,880,663	Ps.	21,317

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

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

The accompanying consolidated financial statements and notes were authorized on June 7, 2011 by Juan Quiroga García, Chief Corporate Officer, and Homero Huerta Moreno, Chief Administrative Officer.

2.                                      SIGNIFICANT ACCOUNTING POLICIES

A)               BASIS OF PREPARATION

The accompanying consolidated financial statements as of December 31, 2008, 2009 and 2010 have been prepared in accordance with Mexican Financial Reporting Standards (MFRS) or Mexican FRS. The new MFRS published to be mandatory for accounting periods beginning January 1, 2010 were adopted by the Company; however, these new MFRS did not have any material effect on the Company’s financial position and results of operation.

Certain reclassifications have been applied to previous years’ financial information for comparability purposes.

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

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

2.                                      SIGNIFICANT ACCOUNTING POLICIES (continued)

As of December 31, 2009 and 2010 the main subsidiaries included in consolidation are the following:

	% of ownership
	2009	2010
Gruma Corporation and subsidiaries	100.00	100.00
Grupo Industrial Maseca, S.A.B. de C.V. and subsidiaries	83.18	83.18
Molinos Nacionales, C.A. (Note 17-D)	72.86	72.86
Derivados de Maíz Seleccionado, C.A. (Note 17-D)	57.00	57.00
Molinera de México, S.A. de C.V. and subsidiaries	60.00	60.00
Gruma International Foods, S.L. and subsidiaries	100.00	100.00
Productos y Distribuidora Azteca, S.A. de C.V	100.00	100.00
Investigación de Tecnología Avanzada, S.A. de C.V. and subsidiaries	100.00	100.00

In March 2010, the Company, through its subsidiary Gruma International Foods, S.L., acquired all issued and outstanding shares of Altera LLC and Altera-2  LLC, which together are considered as the leading producers of corn grits in Ukraine, for a total of Ps.107,484 (U.S.$8,717 thousand). The estimated fair values of the net assets acquired and the allocation of the purchase price are summarized as follows:

Current assets	Ps.	34,147
Property, plant and equipment, net	12,636
Current liabilities	(11,304)
Bank loans	(18,475)
Total net assets acquired	17,004

Goodwill	90,480
Purchase price	Ps.	107,484

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

D)                FOREIGN CURRENCY TRANSLATION

Under MFRS B-15 “Foreign Currency Translation”, the Company has defined the Mexican peso as its functional and reporting currency. Accordingly, the financial statements of the foreign subsidiaries are translated to Mexican pesos, depending on the economic environment in which the subsidiary operates, as follows:

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

2.                                      SIGNIFICANT ACCOUNTING POLICIES (continued)

Non-inflationary economic environment:

a.               As of December 31, 2010 assets and liabilities are translated to Mexican pesos using the year-end exchange rate of Ps.12.35.

b.              As of December 31, 2009 stockholders’ equity was translated to Mexican pesos using the exchange rate at that date, whereas the transactions of the year 2010 are translated by applying the exchange rate in effect at the dates on which the stockholders’ contributions were made and income was generated. The average exchange rate was Ps.12.64.

c.               Revenues, costs and expenses for the year 2010 are translated to Mexican pesos using the historical exchange rate. The average exchange rate was Ps.12.64.

d.              The effects of translation are recognized as a component of stockholders’ equity entitled “Foreign currency translation adjustments”.

Inflationary economic environment:

Financial statements are restated following the provisions of MFRS B-10 “Effects of inflation”, applying the price index of the foreign country which reflects the change in purchasing power of the currency in which the subsidiary reports. Afterwards, the financial statements are translated to Mexican pesos as follows:

a.        As of December 31, 2010 assets, liabilities and stockholders’ equity are translated to Mexican pesos using the year-end exchange rate of Ps.12.35.

b.       Revenues, costs and expenses for the year 2010 are translated to Mexican pesos using the year-end exchange rate of Ps.12.35.

c.        The changes were recognized by the Company as a component of stockholders’ equity entitled “Foreign currency translation adjustments”.

E)                  RECOGNITION OF THE EFFECTS OF INFLATION

MFRS B-10 establishes the guidelines for recognizing the effects of inflation based on the inflationary environment of the country. According to the provisions of MFRS B-10, as long as the accumulated inflation rate in the countries where the Company and its subsidiaries operate does not exceed 26% in the last three years, the effects of inflation in the financial information will not be applied. Since the accumulated inflation in the countries where the Company and its subsidiaries operate did not exceed the 26% for the last three years, with the exception of Venezuela and some other countries not significant for these consolidated financial statements, the consolidated financial statements as of December 31, 2009 and 2010 have been prepared based on the modified historical cost model (that is, the effects of transactions recognized until December 31, 2007 are expressed in Mexican pesos of constant purchasing power at that date, and the effects of transactions that occurred after that date are expressed in nominal Mexican pesos, except for Venezuela and other countries not significant for these consolidated financial statements, which transactions were restated following the provisions of MFRS B-10).

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

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

2.                                      SIGNIFICANT ACCOUNTING POLICIES (continued)

G)                 CASH EQUIVALENTS

The Company considers as cash equivalents, all highly liquid investments with maturities of three months or less at the date of acquisition. These investments mainly consist of fixed deposits and money market accounts and are stated at market value. The difference between the amount at the date of acquisition and the amount at the date of the balance sheet is recognized in income as comprehensive financing expense.

H)                TRADING INVESTMENTS

Investments in securities acquired principally for the purpose of selling in the short term are classified as trading investments. These investments are initially recognized at cost and subsequently carried at fair value. The difference between fair value and cost is recognized in income.

I)                     INVENTORIES AND COST OF SALES

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

J)                    INVESTMENT IN COMMON STOCK

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

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

2.                                      SIGNIFICANT ACCOUNTING POLICIES (continued)

K)                PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment and its respective depreciation, including acquisitions through capital leases, are stated as follows:

a.               Acquisitions carried out starting January 1, 2008 at their historical costs, and

b.        Acquisitions settled until December 31, 2007 at their restated values, determined by applying National Consumer Price Index (NCPI) factors to their acquisition cost until December 31, 2007, except for machinery and equipment of foreign origin, which are restated on the basis of a specific index composed of the General Consumer Price Index (GCPI) of the country of origin and the change in value of the Mexican peso against the foreign currency at the year-end 2007.

Consequently, as of December 31, 2010, property, plant and equipment, are expressed at their modified historical cost.

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

The value of these assets is subject to impairment tests when certain events and circumstances are present, as mentioned in Note 2-M.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

2.            SIGNIFICANT ACCOUNTING POLICIES (continued)

L)                  INTANGIBLE ASSETS AND GOODWILL

Intangible assets acquired or developed, are stated as follows:

a.               Acquisitions or developments made starting January 1, 2008, at historical cost, and

b.              Acquisitions or developments realized through December 31, 2007, at restated value determined by applying NCPI factors until December 31, 2007 to their cost of acquisition or development.

Consequently, as of December 31, 2010, intangible assets are presented at modified historical cost.

As of December 31, 2009 and 2010, for foreign subsidiaries in an inflationary environment, the value of these assets is restated using the GCPI factors.

Expenses incurred during the development stage are capitalized. The development stage concludes upon the commencement of commercial activities. Research expenses are expensed as incurred.

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

The value of these assets is subject to impairment tests, when certain events and circumstances are present as mentioned in Note 2-M.

M)              IMPAIRMENT OF LONG-LIVED ASSETS

The Company performs impairment tests for its property, plant and equipment; intangible assets with finite lives; and investment in associated companies, when certain events and circumstances suggest that the carrying value of the assets might not be recovered. Intangible assets with indefinite lives and goodwill are subject to impairment tests at least once a year.

The recoverable amount of assets held for use is the higher of (1) the long-lived asset’s (asset group) fair value less costs to sell, representing the amount obtainable from the sale of the long-lived asset (asset group) in an arm’s length transaction between knowledgeable, willing parties less the costs of disposal and (2) the long-lived asset’s (asset group) value in use representing its future cash flows discounted to present value by using a rate that reflects the current assessment of the time value of money and the risks specific to the long-lived asset (asset group) not included in the discount rate. An impairment loss is recognized to the extent that the net book value exceeds the estimated recoverable amount of the assets.

For the years ended December 31, 2008 and 2009, impairment losses of Ps.46,851 and Ps.26,799, respectively, were included in income as other expenses, net, and the related assets are stated net of such losses. For the year ended December 31, 2010, the Company did not recognized impairment losses.

The value of assets to be disposed of is determined using the lower of book value or fair value less costs to sell. An impairment loss is recognized for the excess of book value over fair value less costs to sell. These assets are not depreciated or amortized.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

2.            SIGNIFICANT ACCOUNTING POLICIES (continued)

N)                 LABOR OBLIGATIONS

The Company does not have defined contribution plans, except for those required by the social security laws. The Company uses December 31 as a measurement date for its plans.

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

The benefits at the end of the labor relationship other than for restructuring causes (severance payments for dismissal, seniority premium plan, voluntary separation, etc.), as well as benefits when employees reach the 60-year retirement age according to the Company’s single-payment retirement plan, are recognized based on studies by independent actuaries using the projected unit credit method. The Company has established trust funds to meet the obligations from the seniority premium plans. The employees do not contribute to these funds.

The net period cost of each benefit plan is recognized as expense in the period when incurred. This cost includes, among others, the amortization of labor costs of past services and actuarial gains and losses of prior years. Past services costs are amortized over a period of five years.

Deferred employee statutory profit sharing (ESPS) is recorded in accordance with the comprehensive asset and liability method, which requires the recognition of a deferred ESPS for all temporary differences between the book and tax amounts of the assets and liabilities which are expected to be realized in the future. The effect of the year is presented in the income statement as Other expenses.

O)                 DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments that are not designated as accounting hedges are recorded initially at fair value and at each period-end at estimated fair value, in the balance sheet as assets and/or liabilities. Any gain or loss on valuation is recognized in income of the year.

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

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

2.            SIGNIFICANT ACCOUNTING POLICIES (continued)

For cash-flow hedge transactions, changes in the fair value of the derivative financial instrument are included as comprehensive income in stockholders’ equity, based on the evaluation of the hedge effectiveness, and are reclassified to income in the periods when the projected transaction is realized. Fair value hedge contracts, as well as the item being hedged, are measured at fair value, and their valuation gain or loss is recognized in income.

P)                   REVENUE RECOGNITION

Revenue on product sales is recognized upon shipment to, and acceptance by, the Company’s customers and the risk of ownership has passed to the customers. Provisions for discounts and rebates to customers, returns and other adjustments are recognized in the same period that the related sales are recorded and are based upon either historical estimates or actual terms.

Q)                 INCOME TAXES

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

The Company is subject to the higher of income tax and flat tax. During the years presented in these financial statements, the Company recognized deferred income tax, since the financial and tax projections prepared by management show that essentially the Company and its subsidiaries in Mexico will pay income tax in the future; therefore, at the end of the year, the Company did not recognize the effect of any deferred flat tax.

According to the applicable law effective January 1, 2008, the Asset Tax Law was superseded. Nevertheless, the new law includes a procedure for recovering asset tax paid in previous years, which under the old law could be recovered in the following ten years if the income tax exceeded the asset tax in those years. See Note 14-C.

R)                 EARNINGS (LOSS) PER SHARE

Earnings (loss) per share are computed by dividing majority net income (loss) for the year by the weighted average number of common shares outstanding during the year.

S)                  COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) is comprised of: income (loss) for the year, translation effects of foreign entities, effects from changes in the fair value of derivative financial instruments that for accounting purposes were designated as hedge instruments and those items that due to a specific accounting requirement are recorded in stockholders’ equity, and do not represent capital increases, reductions or distributions. The amounts of comprehensive income (loss) for 2009 and 2010 are stated at modified historical Mexican pesos.

T)                 SEGMENT INFORMATION

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

3.            ACCOUNTS RECEIVABLE AND REFUNDABLE TAXES

Accounts receivable, net comprised the following as of December 31:

	2009		2010
Trade accounts receivable	Ps.	4,562,111	Ps.	4,457,468
Allowance for doubtful accounts	(308,537)		(397,084)
	4,253,574		4,060,384
Related parties	500,669		237,432
Derivative financial instruments	55,749		13,137
Employees	26,741		17,524
Other debtors	917,523		514,680
	Ps.	5,754,256	Ps.	4,843,157

Refundable taxes comprised the following as of December 31:

	2009		2010
Value-added tax	Ps.	216,729	Ps.	236,983
Income tax	415,959		574,801
	Ps.	632,688	Ps.	811,784

4.             INVENTORIES

Inventories consisted of the following as of December 31:

	2009		2010
Raw materials, mainly corn and wheat	Ps.	5,817,681	Ps.	5,641,753
Finished products	838,676		713,815
Materials and spare parts	486,576		421,204
Production in process	218,253		160,238
Advances to suppliers	153,383		256,829
Inventory in transit	74,511		89,904
	Ps.	7,589,080	Ps.	7,283,743

5.            INVESTMENT IN COMMON STOCK OF ASSOCIATED COMPANIES

Investment in common stock of associated companies consists of the investment in common stock of Grupo Financiero Banorte, S.A.B. de C.V. (“GFNorte”) and Harinera de Monterrey, S.A. de C.V., which produces wheat flour and related products in Mexico.

The Company has significant influence over GFNorte, due to its representation on the Board of Directors and the equity interest of the Company’s principal shareholder in GFNorte (See Note 20).

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

5.            INVESTMENT IN COMMON STOCK OF ASSOCIATED COMPANIES (continued)

These investments, accounted for by the equity method, comprised the following as of December 31:

	2009		Ownership as of December 31, 2009	2010		Ownership as of December 31, 2010

GFNorte	Ps.	3,836,513	8.7966%	Ps.	4,300,910	8.7966%
Harinera de Monterrey, S.A. de C.V	139,139		40%	140,505		40%
	Ps.	3,975,652		Ps.	4,441,415

During 2009 and 2010, the Company received dividends from GFNorte amounting to Ps.31,959 and Ps.90,549, respectively.

As of December 31, 2009 and 2010, the market value of the investment in common stock of GFNorte, which is publicly traded in the Mexican Stock Exchange, amounted to Ps.8,493,824 and Ps.10,450,387, respectively, based on market quotations.

6.            PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net consisted of the following as of December 31:

	2009		2010
Land	Ps.	1,593,576	Ps.	1,448,464
Buildings	6,930,521		6,495,836
Machinery and equipment	25,424,104		23,904,892
Construction in progress	403,075		478,607
Software for internal use	1,134,034		988,667
Leasehold improvements.	923,437		901,958
Machinery and equipment under capitalized leases	171,313		183,171
Other	30,666		35,175
	36,610,726		34,436,770
Accumulated depreciation	(16,652,321)		(16,549,986)
	Ps.	19,958,405	Ps.	17,886,784

For the years ended December 31, 2008, 2009 and 2010, depreciation expense amounted to Ps.1,312,322,  Ps.1,542,463 and Ps.1,417,499, respectively. For the years ended December 31, 2008 and 2009, comprehensive financing costs of Ps. 12,170 and Ps.2,679, respectively, were capitalized to property, plant and equipment.

As of December 31, 2009 and 2010, property, plant and equipment includes idle assets with a carrying value of approximately Ps.621,212, resulting from the temporary shut-down of the productive operations of various plants in Mexico, mainly in the corn flour division. These assets are stated at their net realizable value and are not being depreciated.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

6.            PROPERTY, PLANT AND EQUIPMENT (continued)

Certain events or changes in circumstances that may lead to potential impairments were not present during 2010; therefore, the Company did not recognize any impairment loss in income of the year. For the years ended December 31, 2008 and 2009, the Company recognized impairment losses of Ps.46,851 and Ps.26,799, respectively, in “Other expense, net” in accordance with the provisions of  MFRS C-15, “Impairment of Long-Lived Assets and their Disposal”, as follows:

Segment	2008		2009
Corn flour division (Mexico)	Ps.	26,051	Ps.	26,799
Other	20,800			—
Total	Ps.	46,851	Ps.	26,799

7.            INTANGIBLE ASSETS

Intangible assets, net, comprised the following:

As of December 31, 2009:

	Gross carrying amount		Accumulated amortization		Net carrying amount
Intangible assets with finite lives:
Acquired:
Covenants not to compete	Ps.	921,764	Ps.	(612,385)	Ps.	309,379
Debt issuance costs	677,048		(262,133)		414,915
Patents and trademarks	134,232		(65,520)		68,712
Customer lists	78,279		(45,195)		33,084
Generated:
Pre-operating expenses	423		(319)		104
Development of new projects	33,848		(32,523)		1,325
Other	62,422		(50,243)		12,179
	Ps.	1,908,016	Ps.	(1,068,318)	Ps.	839,698

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

7.           INTANGIBLE ASSETS (continued)

As of December 31, 2010:

	Remaining useful life (years)	Gross carrying amount		Accumulated amortiza- tion		Net carrying amount
Intangible assets with finite lives:
Acquired:
Covenants not to compete	6	Ps.	921,764	Ps.	(657,677)	Ps.	264,087
Debt issuance costs	4 – 14	669,257		(291,627)		377,630
Patents and trademarks	3 – 17	122,639		(68,496)		54,143
Customer lists	11 – 13	82,823		(47,579)		35,244
Generated:
Pre-operating expenses	—	643		(643)		—
Development of new projects	2	1,641		(864)		777
Other	1 – 3	61,056		(51,691)		9,365
		Ps.	1,859,823	Ps.	(1,118,577)	Ps.	741,246

Intangible assets recognized during 2009 amounted to Ps.112,336, due mainly to debt issuance costs of Ps.110,273. Intangible assets recognized during 2010 totaled Ps.3,879, and correspond mainly to trademarks acquired by the United States and Central America segments for a total of Ps.3,515.

The reconciliation between the initial and final balances of the carrying amounts of intangible assets is as follows:

	2009				2010
	Investment		Accumulated amortization		Investment		Accumulated amortization
Balance at beginning of the year	Ps.	1,879,807	Ps.	(1,052,521)	Ps.	1,908,016	Ps.	(1,068,318)
Foreign currency translation adjustments	(12,905)		22,455		(9,367)		11,209
Fully amortized intangible assets	(67,736)		67,736		(41,748)		41,748
Intangible assets with finite lives:
Acquired:
Covenants not to compete	—		(45,435)		—		(43,900)
Debt issuance costs	110,273		(29,087)		—		(37,684)
Patents and trademarks	—		(9,036)		3,516		(3,317)
Customer lists	—		(19,782)		—		(15,959)

Generated:
Pre-operating expenses	—		(339)		—		(60)
Development of new projects	1,641		(316)		—		(548)
Other	(3,064)		(1,993)		(594)		(1,748)
Balance at end of year	Ps.	1,908,016	Ps.	(1,068,318)	Ps.	1,859,823	Ps.	(1,118,577)

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

7.           INTANGIBLE ASSETS (continued)

Research and development costs charged to income amounted to Ps.93,638, Ps. 91,550 and Ps.76,604 as of December 31, 2008, 2009 and 2010, respectively.

For the years ended December 31, 2008, 2009 and 2010, amortization expense of intangible assets amounted to Ps.98,098, Ps.105,983 and Ps.106,884, respectively, which were recognized in income as follows:

	2008		2009		2010
Cost of sales	Ps.	4,535	Ps.	8,749	Ps.	5,812
Administrative expenses	21,686		20,543		16,658
Selling expenses	731		1,053		943
Comprehensive financing expense	23,249		29,231		36,291
Other expenses, net	47,897		46,407		47,180
Total amortization expense	Ps.	98,098	Ps.	105,983	Ps.	106,884

The estimated amortization expense over the next five years is as follows:

	Amount
2011	Ps.	96,518
2012	93,452
2013	90,750
2014	90,786
2015	88,466
2016 onwards	281,274
Total estimated amortization expense	Ps.	741,246

Goodwill, net, is comprised of the following:

	Corn flour and packaged tortilla (US and Europe)		Corn flour (Mexico)		Other		Other reconciling items		Total
Balance at January 1, 2009	Ps.	1,083,843	Ps.	195,199	Ps.	613,658	Ps.	311,387	Ps.	2,204,087
Foreign currency translation adjustments	(54,737)		—		20,123		—		(34,614)
Balance at December 31, 2009	1,029,106		195,199		633,781		311,387		2,169,473
Goodwill acquired	—		—		90,480		—		90,480
Foreign currency translation adjustments	(75,291)		—		(35,963)		—		(111,254)
Balance at December 31, 2010	Ps.	953,815	Ps.	195,199	Ps.	688,298	Ps.	311,387	Ps.	2,148,699

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

8.           OTHER ASSETS

Other assets consisted of the following, as of December 31:

	2009		2010
Other investments and club memberships	Ps.	203,459	Ps.	52,256
Long-term notes receivable for sale of tortilla machines	8,768		175,653
Long-term recoverable asset tax	119,996		119,996
Guarantee deposits	119,217		118,842
Long-term prepaid expenses	—		124,127
Long-term notes receivable	91,855		8,087
	Ps.	543,295	Ps.	598,961

9.           BANK LOANS AND LONG-TERM DEBT

Bank loans and long-term debt as of December 31 are summarized as follows (See Note 20):

	2009		2010
Loan in U.S. dollars with semi-annual escalating amortizations, starting in July 21, 2010 and maturing in January 21, 2017, paying LIBOR plus 2.875% until July 20, 2012 and annual step-ups thereafter	Ps.	8,734,388	Ps.	7,944,541
Perpetual notes in U.S. dollars bearing interest at an annual rate of 7.75%, payable quarterly, redeemable starting 2009 at the Company’s option	3,921,000		3,705,000
Loan in Mexican pesos maturing in September 2019, with amortizations starting in December 2012, and bearing interest at a variable rate of TIIE plus 6.21%, payable monthly	3,367,000		3,367,000
Syndicated loan denominated 60% in U.S. dollars and 40% in Mexican pesos, maturing in October 2014, with 20 quarterly amortizations. The U.S. dollar loan bears interest at an annual rate of LIBOR plus 2.875%, payable quarterly (3.2% in 2010). The Mexican peso loan bears interest at annual rate of TIIE plus 2.875%, payable monthly (7.8% in 2010)	2,575,850		1,992,631
Credit line in U.S. dollars, maturing in October 2011, bearing interest at an annual rate of LIBOR plus 0.35% to 0.45% (0.6% in 2010), payable in 30, 60, 90 and 180 days	914,900		—
Loans in U.S. dollars, with monthly amortizations starting in August 21, 2010 and maturing in July 21, 2012, bearing interest at LIBOR plus 2.88%	761,929		569,965
Loans in U.S. dollars due in 2011, bearing interest at variable annual rates from 2.2% to 7.5%, payable monthly	466,501		336,132
Loans in Mexican pesos due in 2014, bearing interest at variable annual rates of TIIE plus 5%, payable monthly	394,654		—
Loans in U.S. dollars due in January 14, 2010, bearing interest at an annual rate of 2.23%	313,680		—
Loans in Venezuelan bolivars payable in 2011 and bearing interest at variable annual rates, payable monthly (13% in 2010)	267,479		229,767

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

9.           BANK LOANS AND LONG-TERM DEBT (continued)

	2009		2010
Loans in Mexican pesos due between 2011 and 2015, bearing interest at variable annual rates of 9.6% to 11.2%, payable monthly	212,121		64,902
Loan in U.S. dollars due in 2011, with equal monthly amortizations, bearing interest at LIBOR plus 2.0% (2.25% in 2010)	145,126		40,332
Capital leases for transportation and production equipment, payable monthly and quarterly in a term of 42 to 48 months, maturing between 2011 and 2013, and bearing a fixed annual interest rate of 13.02%	119,424		106,635
Loans in U.S. dollars and Euros, payable in 2011 and bearing interest at variable annual rates from 1.9% to 2.52%, payable in different installments	49,208		56,379
	Ps.	22,243,260	Ps.	18,413,284
Short-term bank loans	(912,141)		(616,722)
Current portion of long-term debt	(1,291,251)		(1,576,149)
Long-term debt	Ps.	20,039,868	Ps.	16,220,413

As of December 31, 2010, short-term bank loans amounting to Ps.229,767 (Bs.80 million bolivars) bear interest at an average rate of 13%. Short-term bank loans denominated in U.S. dollars amounting to Ps.336,132 (US$27 million dollars) bear interest at an average rate of 5.77% as of December 31, 2010.  Short-term bank loans denominated in Euros amounting to Ps.50,820 (4 million Euros) bear interest at an average rate of 2.033% as of December 31, 2010.

The Company has credit line agreements for Ps.1,235,000 (U.S.$100 million), from which, as of December 31, 2010, Ps.993,533 are available, since Ps.241,467 serve as collateral for indemnities paid to workers by insurance companies in case of work accidents in the United States (Note 11). These credit line agreements require the payment of an annual commitment fee ranging from 0.10% to 0.15% over the unused amounts.

The outstanding credit agreements contain covenants mainly related to the compliance with certain financial ratios and delivery of financial information, which, if not complied during the period as determined by creditors, may be considered as a cause for early maturity of the debt. Financial ratios are calculated according to formulas established in the credit agreements. The main financial ratios contained in the credit agreements are the following:

•                  Interest coverage ratio, defined as the ratio of consolidated earnings before interest, tax, depreciation and amortization (EBITDA) to consolidated interest charges, should not be less than 2.50 to 1.00 for years 2009 and 2010, and not less than 2.75 to 1.00 for the year 2011.

•                  Leverage ratio, defined as the ratio of total consolidated indebtedness (as described in the credit agreements) to consolidated EBITDA, should not exceed 5.95, 5.60 and 5.00 to 1.00 for 2009, 2010 and 2011, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

9.           BANK LOANS AND LONG-TERM DEBT (continued)

•                  Investment in assets or capital expenditures are limited to U.S.$80 million for 2009 and 2010; U.S.$120 million for 2011; U.S.$140 million for 2012 and U.S.$150 million for 2013 and thereafter until maturity of the credit agreements.

At December 31, 2010, the Company was in compliance with the financial covenants, as well as the delivery of the required financial information.

At December 31, 2010, the annual maturities of long-term debt outstanding were as follows:

Year	Amount
2012	Ps.	1,777,210
2013	2,208,598
2014	2,325,093
2015	2,190,197
2016 and thereafter	7,719,315
	Ps.	16,220,413

10.         LABOR OBLIGATIONS

A)          BENEFITS UPON RETIREMENT AND EMPLOYMENT TERMINATION (SEVERANCE PAYMENTS)

At December 31, 2009 and 2010, the balances payable related to benefits upon retirement and employment termination amounted to Ps.245,761 and Ps.276,904, respectively, and are included as long-term liabilities.

For Mexican subsidiaries:

The reconciliation between the initial and final balances of the present value of the defined benefit obligations (DBO) for the years 2009 and 2010 is as follows:

	2009				2010
	Severance payment		Post-retirement plan		Severance payment		Post-retirement plan
DBO at beginning of the year	Ps.	45,382	Ps.	188,711	Ps.	37,176	Ps.	221,865
Add (deduct):
Current service cost	3,397		11,624		3,587		12,995
Financial cost	3,274		15,566		3,478		18,398
Actuarial losses for the period	19,745		25,098		16,329		38,985
Benefits paid	(34,622)		(14,471)		(11,319)		(5,453)
Anticipated reduction in liability	—		(4,663)		—		(10,972)
DBO at end of the year	Ps.	37,176	Ps.	221,865	Ps.	49,251	Ps.	275,818

At December 31, 2009 and 2010, liabilities relating to vested benefits amounted to Ps.176,512 and Ps.202,137, respectively.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

10.         LABOR OBLIGATIONS (continued)

The reconciliation between the initial and final balances of the employee benefit plan assets at fair value for the years 2009 and 2010 is shown below:

	2009				2010
	Severance payment		Post-retirement plan		Severance payment		Post-retirement plan
Plan assets at fair value at beginning of the year	Ps.	19,779	Ps.	11,975	Ps.	20,813	Ps.	14,937
Add (deduct):
Actual return	1,208		3,135		2,992		2,168
Benefits paid	(174)		(173)		(301)		(345)
Plan assets at fair value at end of the year	Ps.	20,813	Ps.	14,937	Ps.	23,504	Ps.	16,760

The following table shows the reconciliation between the present value of the defined benefit obligation and the plan assets at fair value, and the projected net liability included in the balance sheet as of December 31:

	2009				2010
	Severance payment		Post-retirement plan		Severance payment		Post-retirement plan
Employee benefit (assets) liabilities:
DBO	Ps.	37,176	Ps.	221,865	Ps.	49,251	Ps.	275,818
Plan assets	(20,813)		(14,937)		(23,504)		(16,760)
Unfunded portion of the plan	16,363		206,928		25,747		259,058
Less items pending amortization:
Plan enhancements	(50)		(50)		(35)		(27)
Transition liability	(196)		(87)		(130)		(58)
Actuarial losses	—		(96,427)		—		(123,768)
Projected net liability	Ps.	16,117	Ps.	110,364	Ps.	25,582	Ps.	135,205

At December 31, the components of net cost by type of plan comprised the following:

	2009				2010
	Severance payment		Post-retirement plan		Severance payment		Post-retirement plan
Current service cost	Ps.	3,397	Ps.	11,624	Ps.	3,587	Ps.	12,995
Financial cost	3,274		15,566		3,478		18,398
Estimated return on plan assets	(1,661)		(1,042)		(1,751)		(1,317)
Amortization of actuarial losses, net	20,197		5,737		15,089		5,189
Transition liability	67		29		66		29
Plan enhancements to be recognized	—		—		15		22
Effect of reduction and extinction of obligations	—		3,563		—		(5,367)
Net cost for the year	Ps.	25,274	Ps.	35,477	Ps.	20,484	Ps.	29,949

At December 31, plan assets stated at fair value and related percentages with respect to total plan assets are analyzed as follows:

	2009						2010
	Severance payment			Post-retirement plan			Severance payment			Post-retirement plan
Equity securities	Ps.	12,279	59%	Ps.	8,813	59%	Ps.	13,867	59%	Ps.	9,888	59%
Fixed rate securities	8,534		41%	6,124		41%	9,637		41%	6,872		41%
Fair value of plan assets	Ps.	20,813	100%	Ps.	14,937	100%	Ps.	23,504	100%	Ps.	16,760	100%

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

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

The main actuarial assumptions used were as follows:

	2009	2010
Discount rate	9.00%	7.50%
Future increase rate in compensation levels	4.50%	4.50%
Estimated return rate on plan assets	9.00%	11.50%

The defined benefit obligation, the plan assets at fair value, the status of the plan, as well as the actuarial gains or losses of the last four years are shown below:

	Historical amounts						Actuarial gains (losses)
Year	DBO		Plan assets		Unfunded portion of the plan		DBO		Plan Assets
2010	Ps.	325,069	Ps.	40,264	Ps.	284,805	Ps.	(52,035)	Ps.	2,092
2009	259,041		35,750		223,291		(44,843)		1,638
2008	234,093		31,754		202,339		(43,975)		713
2007	162,243		34,885		127,358		(38,370)		4,434

For subsidiaries in other countries:

In the United States of America, the Company has a savings and investment plan that incorporates voluntary employee 401(k) contributions with matching contributions from the subsidiaries located in this country. As of December 31, 2009 and 2010, the liability recognized for this plan amounted to Ps.61,926 and Ps.64,553, respectively (U.S.$4,738 and U.S.$5,227 thousand, respectively).

In Venezuela, the Company recognizes when incurred and transfers to a trust for each worker, the severance payments related to employment termination to which employees are entitled to, as established by the local Labor Law and collective agreements. Collective agreements include additional benefits upon employment termination and the Company recognizes a liability when the right to receive these benefits is irrevocable. As of December 31, 2009 and 2010, the liability recognized for these items amounted to Ps.29,925 and Ps.21,008, respectively.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

10.                               LABOR OBLIGATIONS (continued)

In Central America, the accumulated payments to which workers may be entitled based on the years of service and in accordance to the labor laws in each country, may be paid in the case of death, retirement or dismissal without justifiable cause. A liability is recognized to keep 100% coverage for this matter.  In the case of Costa Rica, this benefit is determined based on the employee’s seniority and corresponds to a month of salary for each working year, from which 10 days of salary must be transferred to an administrator/fiduciary of the employee pension fund and the remaining 20 days of salary are recognized as a liability for the employer or are paid monthly to the worker’s association. In Costa Rica, the total obligation for seniority is recorded and paid monthly; therefore, there is no remaining liability for the Company. For the rest of the countries in Central America other than Costa Rica, no fiduciary or worker association is present; therefore, the Company retains the obligation with its employees in the amount of Ps.27,429 and Ps.30,556 as of December 31, 2009 and 2010, respectively.

The Company does not provide employee share-based payments.

B)            EMPLOYEES’ STATUTORY PROFIT SHARING (ESPS)

The Company is subject to the payment of ESPS in its Mexican operations, which is determined by applying the procedures specified in the Mexican Income Tax Law.

In 2009 and 2010 the provisions for ESPS were summarized as follows:

	2009		2010
Current ESPS	Ps.	36,467	Ps.	52,088
Deferred ESPS	272,910		247,550
Total provision	Ps.	309,377	Ps.	299,638

At December 31 the main components of deferred ESPS were summarized as follows:

	(Assets) Liabilities
	2009		2010
Accrued liabilities	Ps.	(59,968)	Ps.	(77,561)
Deferred ESPS asset	(59,968)		(77,561)

Property, plant and equipment, net	330,888		316,882
Inventories	1,990		8,229
Deferred ESPS liability	Ps.	332,878	Ps.	325,111

Deferred ESPS liability, net	Ps.	272,910	Ps.	247,550

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

11.                               CONTINGENCIES AND COMMITMENTS

A)          CONTINGENCIES

MEXICO

Asset Tax Claim.- The Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) has lodged tax assessments against the Company for an amount of Ps.34.3 million plus penalties, updates and charges, in connection with the asset tax returns for the year 1997. The Company has filed several appeals to obtain an annulment of these assessments.

Income Tax Claim.- The Ministry of Finance and Public Credit has lodged tax assessments against the Company for an amount of Ps.93.5 million in connection with withholding on interest payments to foreign creditors for the years 2000, 2001 and 2002. Mexican authorities claim that the Company should have withheld a higher rate than the 4.9% withheld by the Company.

We intend to defend against these claims vigorously. We believe that the outcome of these claims will not have a material effect on our financial position, results of operation, or cash flows.

CNBV Investigation.- On December 8, 2009, the Surveillance Office of the Comisión Nacional Bancaria y de Valores (the Mexican National Banking and Securities Commission, or CNBV) began an investigation into the Company in respect of the timely disclosure of material events reported through the Mexican Stock Exchange during the end of 2008 and throughout 2009, in connection with the Company’s foreign exchange derivative losses and the subsequent conversion of the realized losses into debt. As of the date hereof, the investigation is ongoing. The Company has complied with document requests provided by the CNBV and intends to fully cooperate with the CNBV throughout the course of this investigation.

UNITED STATES

Pending Labor Claims.-  On March 24, 2009, Guadalupe Arevalo, a former employee, filed a class action complaint for damages and equitable relief for: (1) failure to pay minimum or contractual wages in violation of the California Labor Code §§ 1194 and 1197, et seq.; (2) failure to pay overtime wages in violation of the California Labor Code §§ 1194 and 510; (3) failure to provide accurate wage statements in violation of the California Labor Code §§ 226; (4) violation of the California Labor Code §§ 201 and 202 resulting in § 203 wages and penalties for failure to pay wages due former employees at the time of resignation and/or discharge; and (5) unfair competition violations in connection with the California Business and Professions Code §§ 17200 et seq.  In August 2009, the case was removed to the United States District Court for the Central District of California. The federal district court remanded sua sponte on the ground that the appeal was dismissed for lack of appellate jurisdiction. The Company has filed a petition with the federal appellate court seeking a rehearing.  The court has not yet acted on that petition. On June 8, 2010, the state court ordered the parties to proceed with discovery and prepare for trial.  The court set the following dates to govern the litigation. Plaintiff’s motion for class certification was scheduled to be heard on November 18, 2010. On June 10, 2010, Plaintiff filed a second amended complaint adding a sixth cause of action for failure to provide meal periods as required by law. We completed Plaintiff’s deposition on September 8, 2010. GRUMA served and filed a motion for summary judgment against the named plaintiff on October 8, 2010 which was dismissed on January 14, 2011. Plaintiff has asked to depose the manager of the plant where he worked, the company’s person most knowledgeable regarding its policies and practices for computing time worked and wages, as well for providing meal periods, and the two outside experts GRUMA has retained to provide testimony in the case. Plaintiff has also submitted additional requests for documents and written interrogatories.  Plaintiff’s motion for class certification was filed on February 18, 2011. The parties reached a preliminary settlement, which is pending court approval.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

11.                              CONTINGENCIES AND COMMITMENTS (continued)

Product Labeling Claim.- Mary Henderson brought a class action lawsuit against Gruma Corporation for (1) false advertising under the Lanham Act, (2) violations of California’s Unfair Competition Law, (3) violations of California’s False Advertising Law, and (4) violations of the California Consumer Legal Remedies Act. The complaint alleges that Gruma Corporation’s labeling of its guacamole flavored dip and spicy bean dip products is false and misleading. The complaint was subsequently amended to dismiss the Company under the Lanham Act claim. In response to the complaint, we filed a motion to dismiss and a motion to strike. On April 11, 2011, the court granted Gruma’s motions in part and denied them in part. In addition, the court struck Plaintiff’s cause for disgorgement. The Plaintiff’s depositions were taken on May 3, 2011 and GRUMA intends to file a motion for summary judgment. Discovery continues in this lawsuit and the court has requested that the parties submit to mediation. No date has been set for any mediation.

We intend to vigorously defend against these actions and proceedings. We believe the resolution of these proceedings if determined adversely against the Company, will not have a material effect on our financial position, results of operations or cash flows.

VENEZUELA

Expropriation Proceedings by the Venezuelan Government.- On May 12, 2010, the Venezuelan government issued decree number 7.394, published in the Official Gazette of Venezuela (the “Expropriation Decree”), announcing the forced acquisition of all goods, movables and real estate of our Venezuelan subsidiary Molinos Nacionales, C.A., or MONACA (the “MONACA Expropriation”). Pursuant to the Expropriation Decree, the government of Venezuela has instructed government officials to undertake the necessary actions to execute the MONACA Expropriation. As stated in the Expropriation Decree and in accordance with the Venezuelan Expropriation for Public Utility or Social Interest Law (the “Expropriation Law”), the taking of legal ownership can occur either through an “Administrative Arrangement” or in the event an amicable agreement is not reached through an Administrative Arrangement, then through a “Judicial Order”, each process requiring certain steps as indicated in the Expropriation Law. In order to achieve an Administrative Arrangement, management began negotiations with government officials that included the sharing of information about MONACA’s operations, the creation of a valuation committee with representatives from GRUMA and the government, and the initial steps to introduce government officials to the operations of MONACA. GRUMA through Valores Mundiales, S.L., has been actively cooperating with government officials and expressing its desire to continue operating in Venezuela. GRUMA has participated in these negotiations with a view to continue our presence in Venezuela by potentially entering into a joint venture with the Venezuelan government, which could also include a compensation, or absent of a joint venture arrangement, GRUMA may receive compensation for the assets subject to expropriation, which the law requires be fair and reasonable. Our negotiations with the government are still ongoing. Late in 2010, the valuation committee received the respective non-binding valuation reports which are under discussion at the date hereof and are subject to further approval by the top level authorities of each one of the parties. Based on these preliminary valuation reports, no impairment charge on GRUMA’s net investment in MONACA has been identified. GRUMA’s net investment in MONACA’s historical value as of December 31, 2010 amounts to Ps.1,231,217.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

11.                              CONTINGENCIES AND COMMITMENTS (continued)

The Venezuelan government has not taken physical control of the assets of MONACA and has not taken control of the operations of the company. Moreover, required steps by the Expropriation Law for the effective transfer of control has not taken place and therefore, the Venezuelan Government has limited its actions to observe the operations of MONACA with no voting or veto rights regarding MONACA’s board decisions.  In consequence, GRUMA can validly and legally assert that, as of today, GRUMA’s subsidiary Valores Mundiales, S.L. has full legal ownership of MONACA’s rights, interest, shares and assets and also full control of all kind of operational or managerial decisions in MONACA, which will not cease until GRUMA, through Valores Mundiales, S.L., and the Venezuelan government finally agree the terms and conditions to transfer those rights, interest, shares and assets in accordance with the legal and business schemes that have been in negotiations during the last months.

While as of the date of this report, negotiations with the Venezuelan government continue and GRUMA’s view remains either to form a Joint Venture arrangement or obtain just and reasonable compensation for MONACA’s assets subject to expropriation. GRUMA cannot assure you that these negotiations will be successful. There is not, as of today, the terms and conditions, which define the payment procedure that the Venezuela Government will adopt to compensate the acquisition of assets of MONACA, either if Valores Mundiales, S.L. accepts to form a joint venture entity or agrees to sale the entirety of the assets of MONACA.

The Company will continue to reserve the right to seek full compensation for any and all expropriated assets and investments under all applicable legal regimes, including investment treaties and customary international law. GRUMA’s interest in MONACA is held through Valores Mundiales, S.L., a company organized under the laws of Spain. Venezuela and Spain are parties to a bilateral investment treaty (the “Investment Treaty”). Under the Investment Treaty, companies subject to expropriation are entitled to certain rights, including the right to arbitrate disputes before the International Centre for Settlement of Investment Disputes (“ICSID”) in Washington, D.C. It is impossible to anticipate the future effects, if any, that the foregoing legal proceeding could have on GRUMA’s financial position and results of operation. GRUMA’s intends to pursue all legal remedies available in order to safeguard and protect the Company’s legitimate interests.

Below is financial information regarding MONACA as of December 31, 2009 and 2010 (there are no material transactions between MONACA and the Group that need to be eliminated):

	2009		2010
Current assets	Ps.	3,624,199	Ps.	2,188,380
Non-current assets	2,637,347		1,481,982
Total assets	6,261,546		3,670,362
Percentage from consolidated total assets	14.2%		9.4%

Current liabilities	3,123,487		1,953,810
Long-term liabilities	44,573		26,713
Total liabilities	3,168,060		1,980,523
Percentage from consolidated total liabilities	9.9%		6.9%

Total net assets	3,093,486		1,689,839
Percentage from consolidated total net assets	26.1%		15.9%

Non-controlling interest	839,572		458,622
Interest of GRUMA in total net assets	2,253,914		1,231,217

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

11.                              CONTINGENCIES AND COMMITMENTS (continued)

The condensed statements of income for MONACA for the years ended December 31, 2008, 2009 and 2010, are as follows:

	2008		2009		2010
Net sales	Ps.	8,624,161	Ps.	8,956,322	Ps.	5,331,063
Percentage from consolidated net sales	19.3%		17.7%		11.4%

Operating income	834,679		959,874		262,378
Percentage from consolidated operating income	25.5%		25.2%		9.4%

Net income (loss)	870,443		794,440		(169,225)
Percentage from consolidated net income	—		37.6%		22.1%

Intervention Proceedings by the Venezuelan Government.- On December 4, 2009 the Eleventh Investigations Court for Criminal Affairs of Caracas issued an order authorizing the precautionary seizure of assets of all corporations in which Ricardo Fernandez Barrueco had any direct or indirect interest. As a result of Ricardo Fernandez Barrueco’s former indirect ownership of MONACA and Derivados de Maíz Seleccionado, C.A. (DEMASECA), these subsidiaries were subject to the precautionary seizure. The Ministry of Finance of Venezuela, in light of the precautionary measure ordered by the Eleventh Investigations Court for Criminal Affairs of Caracas, has made several designations of individuals as special managers and representatives on behalf of the Republic of Venezuela of the shares that were previously owned indirectly by Ricardo Fernandez Barrueco in MONACA and DEMASECA, the last designation was on January 14, 2011.

As a result of the foregoing, MONACA and DEMASECA, as well as Consorcio Andino, S.L. and Valores Mundiales, S.L., as holders of our Venezuelan subsidiaries, have filed a petition as aggrieved third-parties to the proceedings against Ricardo Fernandez Barrueco, as a challenge to the precautionary measures, the seizure and all related actions. MONACA has also filed for corresponding legal remedies. On November 19, 2010, the Eleventh Investigations Court for Criminal Affairs of Caracas issued a ruling regarding the petitions, in which the court recognized that MONACA and DEMASECA are companies wholly controlled by Valores Mundiales, S.L. and Consorcio Andino, S.L, respectively. However, the precautionary measures of seizure issued on December 4, 2009 were upheld by the court, despite the court’s recognition of MONACA and DEMASECA’s ownership. In virtue of the aforementioned, an appeal has been filed before the Sixth Court of Appeals of Caracas.

The People’s Defense Institute for the Access of Goods and Services of Venezuela (INDEPABIS) issued an order, on a precautionary basis, authorizing the temporary occupation and operation of MONACA for a period of 90 consecutive days from December 16, 2009, which was renewed for the same period on March 16, 2010. The order expired on June 16, 2010 and, as of the date hereof MONACA has not been notified of any extension or similar measure. INDEPABIS has also initiated a regulatory proceeding against MONACA in connection with alleged failure to comply with regulations governing precooked corn flour and for allegedly refusing to sell this product as a result of the December 4, 2009 precautionary asset seizure described above. We filed an appeal against such proceeding which has not been resolved as of the date hereof.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

11.                              CONTINGENCIES AND COMMITMENTS (continued)

Additionally, INDEPABIS initiated an investigation of DEMASECA and issued an order, on a precautionary basis, authorizing the temporary occupation and operation of DEMASECA for a period of 90 calendar days from May 25, 2010, which was extended until November 21, 2010. INDEPABIS issued a new precautionary measure of occupation and temporary operation of DEMASECA, valid for the duration of this investigation. DEMASECA has challenged these measures but, as of the date hereof, no resolution has been issued. DEMASECA continues to operate in the ordinary course of business. We cannot assure that the government of Venezuela will not continue to expropriate our remaining operations in Venezuela.

We intend to exhaust all legal remedies available in order to safeguard and protect the Company’s legitimate interests.

Tax Claims.- The Venezuelan tax authorities have lodged certain assessments against MONACA, one of our Venezuelan subsidiaries, related to income tax returns for the years 1998 and 1999, which amounted Ps.8.6 million (U.S.$699.6 thousand) plus tax debts derived from the Value Added Tax presumably omitted in the amount of Ps.0.4 million (U.S.$33.2 thousand). The case has been appealed and is pending a final decision. Any tax liability arising from the resolution of these claims will be assumed by the previous shareholder, International Multifoods Corporation, in accordance with the purchase agreement by which the Company acquired our subsidiary in Venezuela, MONACA.  Likewise, MONACA has filed claims with the fiscal authorities in the corresponding tax courts for the amount of Ps.8 million (U.S.$650 thousand). This matter is pending resolution.

Labor Lawsuits.- In the past, our subsidiary MONACA was named in three labor lawsuits (2 brought by Caleteros, as defined below, and one stemming from a workplace accident) seeking damages in the amount of Ps.16 million (U.S.$1.3 million). The lawsuits and claims are related to issues and rights such as profit sharing, social security, vacation, seniority and indemnity payment issues. The “Caleteros” who brought the claims are third parties who help freighters unload goods.

MONACA has been negotiating a settlement for the labor lawsuit and the extrajudicial claims and anticipates reaching a settlement of Ps.1.9 million (U.S.$155 thousand). MONACA has created a reserve, reflected in accrued liabilities and other accounts payable, for the aforementioned amount to cover any potential liabilities.

Finally, the Company and its subsidiaries are involved in various pending litigations filed during the normal course of business. It is the opinion of the Company that the outcome of these proceedings will not have a material adverse affect on the financial position, results of operations, or cash flows of the Company.

B) COMMITMENTS

As of December 31, 2010, the Company is leasing certain facilities and equipment under long-term lease agreements in effect through 2019, which include an option for renewal. These agreements are recognized as operating leases. Future minimum lease payments under such leases amount to approximately Ps.2,087,762 (U.S.$169,050 thousand), as follows:

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

11.                              CONTINGENCIES AND COMMITMENTS (continued)

Year	Facilities		Equipment		Total
2011	Ps.	220,028	Ps.	294,164	Ps.	514,192
2012	163,082		247,365		410,447
2013	137,703		170,113		307,816
2014	111,940		73,022		184,962
2015	89,994		56,405		146,399
Thereafter	276,702		247,244		523,946
	Ps.	999,449	Ps.	1,088,313	Ps.	2,087,762
	U.S.$	80,927	U.S.$	88,123	U.S.$	169,050

Rental expense was approximately Ps.580,793, Ps.712,193 and Ps.745,613 for the years ended December 31, 2008, 2009 and 2010, respectively.

At December 31, 2010, the Company had various outstanding commitments in the United States to purchase commodities and raw materials for approximately Ps.1,824,317 (U.S.$147,718 thousand), which will be delivered during 2011.

As of December 31, 2010, the Company had outstanding commitments to purchase machinery and equipment amounting to approximately Ps.81,102 (U.S.$6,567 thousand).

As of December 31, 2010, the Company had irrevocable letters of credit of approximately Ps.241,467 (U.S.$19,552 thousand) serving as collateral for claims pursuant to the Company’s self-insured worker’s compensation program in the United States.

As of December 31, 2010, the Company is leasing equipment under long-term agreements in effect through 2014, which were accounted as capital leases. Future minimum lease payments amount to Ps.83,403 (U.S.$6,753 thousand) as follows:

Year	Amount
2011	Ps.	29,998
2012	31,211
2013	22,125
2014	69
	Ps.	83,403
	U.S.$	6,753

12.                               STOCKHOLDERS’ EQUITY

A)               COMMON STOCK

Starting January 1, 2008, common stock, legal reserve, and accumulated earnings are stated in modified historical Mexican pesos (See Note 2-E).

At December 31, 2009 and 2010, the Company’s outstanding common stock consisted of 563,650,709 Series “B” shares, with no par value, fully subscribed and paid, which can only be withdrawn with stockholders’ approval, and 1,523,900 shares held in Treasury.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

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

Dividends paid are not subject to income tax if paid from the Net Tax Profit Account (CUFIN, for its Spanish acronym), and will be taxed at a rate that fluctuates between 4.62% and 7.69% if they are paid from the reinvested Net Tax Profit Account. Dividends that exceed CUFIN and reinvested CUFIN are subject to an income tax payable at a rate of 42.86% if paid in 2011. The tax is payable by the Company and may be credited against the normal income tax payable by the Company in the year in which the dividends are paid or in the following two years or, if appropriate, against the flat tax of the year.

C)                 PURCHASE OF COMMON STOCK

The Stockholders’ Meeting approved a Ps.650,000 reserve to repurchase the Company’s own shares. The total amount of repurchased shares cannot exceed 5% of total equity. The difference between the acquisition cost of the repurchased shares and their stated value, composed of common stock and additional paid-in capital, is recognized as part of the reserve to repurchase the Company’s own shares, which is included within retained earnings from prior years. The gain or loss on the sale of the Company’s own shares is recorded as additional paid-in capital. As of December 31, 2010, the Company has 1,523,900 of its own shares with a market value of Ps.35,370 at that date.

D)                FOREIGN CURRENCY TRANSLATION ADJUSTMENTS

Foreign currency translation adjustments consisted of the following as of December 31:

	2009		2010
Balance at beginning of year	Ps.	523,055	Ps.	888,942
Effect of the year from translating net investment in foreign subsidiaries	24,332		(1,573,520)
Exchange differences arising from foreign currency liabilities accounted for as a hedge of the Company’s net investments in foreign subsidiaries	341,555		296,636
	Ps.	888,942	Ps.	(387,942)

The investment that the Company maintains in its operations in the United States and Europe generates a natural hedge of up to U.S.$418 and U.S.$395 million as of December 31, 2009 and 2010, respectively.

As of December 31, 2009 and 2010, the accumulated effect of translating net investment in foreign subsidiaries impacted noncontrolling interest in the amounts of Ps.342,750 and Ps.(193,369), respectively.

E)                  TAX VALUES OF COMMON STOCK AND RETAINED EARNINGS

As of December 31, 2010, tax values of common stock and retained earnings were Ps.12,053,458 and Ps.2,902,246, respectively.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

13.                               OTHER EXPENSE, NET

Other expense, net comprised the following:

	For the years ended December 31,
	2008		2009		2010
Expenses related to Venezuela legal proceedings	Ps.	—	Ps.	—	Ps.	(403,712)
Provision for economic aid to the states of Tamaulipas, Coahuila and Nuevo León for natural disasters	—		—		(149,400)
Asset tax from previous years	(67,000)		26,287		—
Impairment loss on long-lived assets (Notes 2-M and 6)	(46,851)		(26,799)		—
Amortization of other deferred costs	(47,897)		(46,407)		(47,180)
Non-recoverable costs of damaged assets	—		—		(36,865)
Net loss on sale of fixed assets	(22,869)		(94,384)		(3,034)
Current ESPS (Notes 2-N and 10-B)	(28,368)		(36,087)		(50,361)
Deferred ESPS	28,587		27,345		25,360
Other	3,030		(394)		(52,979)
	Ps.	(181,368)	Ps.	(150,439)	Ps.	(718,171)

14.                              INCOME TAX

A)               INCOME TAX

GRUMA files a consolidated income tax return for Mexican income tax purposes, consolidating taxable income and losses of GRUMA and its controlled Mexican subsidiaries. Filing a consolidated tax return had the effect of reducing income tax expense for the years ended December 31, 2008, 2009, and 2010 by Ps.332,966, Ps.379,401 and Ps.447,004, respectively, as compared to filing a tax return on an unconsolidated basis.  Tax regulations permit the consolidation of 100% of the ownership interest.

Starting January 1, 2008, the asset tax was superseded and the flat tax became effective, as described in section D.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

14.                             INCOME TAX (continued)

B)                 RECONCILIATION OF FINANCIAL AND TAXABLE INCOME

For the years ended December 31, 2008, 2009 and 2010, the reconciliation between statutory income tax amounts and the effective income tax amounts is summarized as follows:

	Years ended December 31,
	2008		2009		2010
Statutory federal income tax (28% for 2008 and 2009 and 30% for 2010)	Ps.	(3,187,405)	Ps.	901,234	Ps.	481,741
Foreign dividends	—		1,073,371		278,705
Difference between tax and accounting basis for derivative financial instruments	—		(885,040)		—
Valuation allowance for tax loss carryforwards	3,334,661		(137,121)		(248,031)
Effects related to inflation	103,081		160,771		197,016
Foreign income tax rate differences	287,836		71,627		88,238
Nondeductible expenses related with legal proceedings in Venezuela	—		—		80,727
Effect due to change in deferred income tax rate (1)	—		(58,228)		—
Other	(103,478)		(18,268)		(39,678)
Effective income tax (-3.8% for 2008, 34.4% for 2009 and 52.2% for 2010)	Ps.	434,695	Ps.	1,108,346	Ps.	838,718

(1) On December 7, 2009 several dispositions contained in the Income Tax Law were modified, added and revoked, establishing among other, that the income tax rate applicable for the years 2010 through 2012 will be 30%, for 2013 29% and from 2014 onwards 28%. At December 31, 2009, the aforementioned changes in tax rates gave rise to a net decrease in deferred income tax of Ps.58,228, with the corresponding effect in income for the year, which was determined based on the estimated reversal of temporary items at the rates which will be in effect.

At December 31, 2009 and 2010, the principal components of the deferred income tax liability were as follows:

	(Assets) Liabilities
	2009		2010
Deferred tax assets:
Net operating loss carryforwards and other tax credits	Ps.	(337,332)	Ps.	(108,745)
Accrued liabilities	(395,922)		(477,512)
Recoverable asset tax	(19,167)		(15,417)
Other	(285,599)		(194,509)
	(1,038,020)		(796,183)

Deferred tax liabilities:
Property, plant and equipment, net	2,134,717		1,890,858
Inventories	116,388		88,905
Intangible assets and other	290,154		242,113
Investment in partnership and equity method investees	973,006		1,186,637
	3,514,265		3,408,513
Net deferred tax liability	Ps.	2,476,245	Ps.	2,612,330

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

14.                               INCOME TAX (continued)

As of December 31, 2010, the Company did not recognize a deferred income tax asset of Ps.3,521,482 for tax loss carryforwards, since due to the weight of available evidence, it is more likely than not that some or all the deferred tax assets will not be realizable.

C)                 TAX LOSS CARRYFORWARDS AND RECOVERABLE ASSET TAX

At December 31, 2010, the Company has tax loss carryforwards in Mexico, which amounted to Ps.16,986,912, that will expire as follows:

Year of expiration	Tax loss carryforwards
2011	Ps.	264,908
2012	206,521
2013	248,862
2014	386,438
2015	478,239
2016 onwards	15,401,944
	Ps.	16,986,912

Based on projections prepared by the Company’s management of expected future taxable income, it has been determined that only tax losses for an amount of Ps.5,248,640 will be used. Therefore, for the determination of deferred income taxes, a valuation allowance was recognized for the difference.

Asset tax paid in years prior to 2008 is subject to refund according to the procedure established in the Flat Rate Business Tax Law. The Company has the right to apply for asset tax refund of Ps.118,596 as shown below:

Year of expiration	Recoverable asset tax
2014	Ps.	46,274
2015	72,322
	Ps.	118,596

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

Based on financial and tax projections, the Company considers that this tax will not have a material impact in its results of operations, since the Company will essentially pay income tax.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

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

In 2010, the Company determined a consolidated tax profit of Ps.2,101,583 (Ps.1,634,246 in 2009); which was amortized against consolidated tax loss of 2008. As of December 31, 2010, consolidated tax loss carryforwards amounted to Ps.7,268,355, which expire in 2018. The consolidated tax result differs from the accounting result, mainly in such items taxed and deducted during different timing for accounting and tax purposes, from the recognition of the inflation effects for tax purposes, as well as such items only affecting either the consolidated accounting or taxable income.

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

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

14.                              INCOME TAX (continued)

At December 31, 2010, the liability arising from the aforementioned changes in the Income Tax Law amounts to Ps.1,534,650 and is estimated to be incurred as follows:

	2011		2012		2013		2014		2015 and thereafter		Total
Tax losses	Ps.	78,311	Ps.	81,139	Ps.	76,672	Ps.	158,178	Ps.	1,136,781	Ps.	1,531,081
Special consolidation items	343		273		206		206		—		1,028
Dividends distributed by the subsidiaries not paid from CUFIN or reinvested CUFIN	847		678		508		508		—		2,541
Total	Ps.	79,501	Ps.	82,090	Ps.	77,386	Ps.	158,892	Ps.	1,136,781	Ps.	1,534,650

The Company, through time, has been recognizing a tax liability compensated with income tax from tax loss carryforwards. At December 31, 2010, income tax payable with defined payment dates is classified in the statement of financial position as short and long-term income tax payable for Ps.79,501 and Ps.196,556, respectively. In addition, the remaining liability for which, in accordance with requirements of the Income Tax Law, settlement date is not yet determined is included as a component of the deferred income taxes.

15.                              FOREIGN CURRENCY

A)               EXCHANGE DIFFERENCES

For the years ended December 31, 2008, 2009 and 2010, the effects of exchange rate fluctuations on the Company’s monetary assets and liabilities were recognized as follows:

	2008		2009		2010
Exchange differences arising from foreign currency liabilities accounted for as a hedge of the Company’s net investment in foreign subsidiaries, recorded directly to stockholders’ equity as an effect of foreign currency translation adjustments (1)	Ps.	(1,288,778)	Ps.	341,555	Ps.	296,636
Exchange differences arising from foreign currency transactions credited to income	255,530		755,188		143,852
	Ps.	(1,033,248)	Ps.	1,096,743	Ps.	440,488

(1) During October 2008, the Mexican peso experienced a devaluation against various foreign currencies. With respect to U.S. dollar, the exchange rate fell approximately 27% with respect to the exchange rate as of December 31, 2007. This situation caused the Company to incur in an exchange loss of Ps.1,033,248 as of December 31, 2008, of which Ps.1,288,778 is recognized in foreign currency translation adjustments within stockholders’ equity.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

15.                              FOREIGN CURRENCY (continued)

B)     FOREIGN CURRENCY POSITION

As of December 31, 2009 and 2010, monetary assets and liabilities held or payable in U.S. dollars are summarized below:

	Thousands of U.S. dollars
In companies located in Mexico:	2009		2010
Assets:
Current	U.S.$	5,457	U.S.$	3,717
Non-current	—		71
Liabilities:
Current	(106,400)		(119,713)
Long-term	(1,087,404)		(981,365)
	U.S.$	(1,188,347)	U.S.$	(1,097,290)

	Thousands of U.S. dollars
In foreign companies:	2009		2010
Assets:
Current	U.S.$	347,425	U.S.$	281,853
Non-current	11,420		14,845
Liabilities:
Current	(422,756)		(389,392)
Long-term	(239,221)		(152,686)
	U.S.$	(303,132)	U.S.$	(245,380)

At December 31, 2009 and 2010, the exchange rates used to translate U.S. dollar assets and liabilities were Ps.13.07 and Ps.12.35, respectively. On June 7, 2011, date of issuance of these financial statements, the exchange rate for the U.S. dollar was Ps. 11.70, approximately.

For the years ended December 31, 2008, 2009 and 2010, the Company’s Mexican subsidiaries had transactions in U.S. dollars as follows:

	Thousands of U.S. dollars
	2008		2009		2010
Flour sales and others	U.S.$	(24,096)	U.S.$	—	U.S.$	—
Corn purchases and other inventories	225,883		124,485		178,423
Interest expense	35,740		47,195		52,663
Plant and equipment purchases	1,913		1,481		89
Services	6,975		7,924		20,838
	U.S.$	246,415	U.S.$	181,085	U.S.$	252,013

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

15.                              FOREIGN CURRENCY (continued)

As of December 31, 2009 and 2010, the consolidated non-monetary assets of foreign origin are summarized as follows:

	2009		2010
	Foreign currency (thousands)	Year-end exchange rate	Foreign currency (thousands)	Year-end exchange rate
U.S. dollars	936,306	13.07	914,961	12.35
Swiss francs	17,278	12.63	14,246	13.22
Euros	29,689	18.7358	35,204	16.4959
Venezuelan bolivars	826,597	6.0791	1,015,870	2.8721
Australian dollars	111,111	11.7565	109,672	12.6341
Chinese yuans	223,824	1.9145	211,545	1.8692
Pounds sterling	12,268	21.1041	15,640	19.3352
Malaysian ringgit	8,012	3.8143	8,272	4.0313
Canadian dollars	382	12.47	383	12.43
Costa Rican colons	74,586,761	0.0231	63,778,692	0.0239
Ukrainian hryvnia	—	—	26,391	1.5550

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

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

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

Summarized financial information concerning the Company’s reportable segments is shown in the following tables.

Segment information as of and for the year ended December 31, 2008:

Segment	Net sales to external customers		Intersegment net sales		Operating income (loss)		Depreciation and amortization
Corn flour and packaged tortilla division (United States and Europe)	Ps.	19,736,943	Ps.	23,794	Ps.	950,545	Ps.	769,379
Corn flour division (Mexico)	8,709,122		433,086		1,317,689		304,327
Corn flour, wheat flour and other products (Venezuela)	8,727,009		—		829,527		145,535
Other	7,573,730		1,017,753		207,172		199,456
Other reconciling items	45,768		(1,474,633)		(37,953)		(8,277)
Total	Ps.	44,792,572	Ps.	—	Ps.	3,266,980	Ps.	1,410,420

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

16.          SEGMENT INFORMATION (continued)

Segment	Total assets		Total liabilities		Expenditures for fixed assets
Corn flour and packaged tortilla division (United States and Europe)	Ps.	16,998,855	Ps.	6,670,449	Ps.	1,396,143
Corn flour division (Mexico)	9,186,945		2,096,549		139,156
Corn flour, wheat flour and other products (Venezuela)	5,804,022		3,452,650		261,733
Other	8,760,088		5,727,018		952,912
Other reconciling items	3,684,767		17,206,461		(53,200)
Total	Ps.	44,434,677	Ps.	35,153,127	Ps.	2,696,744

Segment information as of and for the year ended December 31, 2009:

Segment	Net sales to external customers		Intersegment net sales		Operating income (loss)		Depreciation and amortization
Corn flour and packaged tortilla division (United States and Europe)	Ps.	23,917,125	Ps.	56,566	Ps.	1,870,468	Ps.	957,700
Corn flour division (Mexico)	9,911,545		435,994		1,267,771		293,649
Corn flour, wheat flour and other products (Venezuela)	9,025,321		—		957,329		167,746
Other.	7,611,000		705,965		(159,994)		263,664
Other reconciling items	24,057		(1,198,525)		(128,602)		(34,313)
Total	Ps.	50,489,048	Ps.	—	Ps.	3,806,972	Ps.	1,648,446

Segment	Total assets		Total liabilities		Expenditures for fixed assets
Corn flour and packaged tortilla division (United States and Europe)	Ps.	15,048,272	Ps.	7,097,256	Ps.	420,317
Corn flour division (Mexico)	9,878,421		2,912,556		299,015
Corn flour, wheat flour and other products (Venezuela)	6,777,967		3,211,330		305,607
Other	8,963,793		4,495,078		199,775
Other reconciling items	3,298,062		14,438,732		(56,051)
Total	Ps.	43,966,515	Ps.	32,154,952	Ps.	1,168,663

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

16.          SEGMENT INFORMATION (continued)

Segment information as of and for the year ended December 31, 2010:

Segment	Net sales to external customers		Intersegment net sales		Operating income (loss)		Depreciation and amortization
Corn flour and packaged tortilla division (United States and Europe)	Ps.	21,918,639	Ps.	66,997	Ps.	1,295,910	Ps.	880,747
Corn flour division (Mexico)	11,470,628		418,647		1,271,714		315,478
Corn flour, wheat flour and other products (Venezuela)	5,381,851		—		258,997		112,517
Other	7,805,353		803,192		(11,585)		257,572
Other reconciling items	24,066		(1,288,836)		(14,941)		(41,931)
Total	Ps.	46,600,537	Ps.	—	Ps.	2,800,095	Ps.	1,524,383

Segment	Total assets		Total liabilities		Expenditures for fixed assets
Corn flour and packaged tortilla division (United States and Europe)	Ps.	13,771,981	Ps.	6,265,104	Ps.	522,741
Corn flour division (Mexico)	10,326,902		2,863,271		174,680
Corn flour, wheat flour and other products (Venezuela)	4,032,852		2,145,729		84,752
Other	8,564,189		4,189,397		205,917
Other reconciling items	2,597,871		13,209,766		20,101
Total	Ps.	39,293,795	Ps.	28,673,267	Ps.	1,008,191

The following table presents the details of “Other reconciling items” for operating income:

Other reconciling items	2008		2009		2010
Corporate expenses	Ps.	(99,018)	Ps.	(288,144)	Ps.	(215,851)
Elimination of inter-business unit transactions	61,065		159,542		200,910
Total	Ps.	(37,953)	Ps.	(128,602)	Ps.	(14,941)

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

16.          SEGMENT INFORMATION (continued)

Additionally, a summary of information by geographic segment is as follows:

	2008		%	2009		%	2010		%
NET SALES:
United States and Europe	Ps.	19,736,943	44	Ps.	23,917,125	47	Ps.	21,918,639	47
Mexico	12,791,164		29	13,843,751		27	15,432,841		33
Venezuela	8,727,009		19	9,025,321		18	5,381,851		12
Central America	2,948,721		7	2,776,972		6	2,765,134		6
Asia and Oceania	588,735		1	925,879		2	1,102,072		2
	Ps.	44,792,572	100	Ps.	50,489,048	100	Ps.	46,600,537	100

IDENTIFIABLE ASSETS:
United States and Europe	Ps.	16,998,855	38	Ps.	15,048,272	34	Ps.	13,771,981	35
Mexico	16,965,087		38	17,109,977		39	16,837,617		43
Venezuela	5,804,022		13	6,777,967		15	4,032,852		10
Central America	2,477,969		6	2,168,294		5	1,901,757		5
Asia and Oceania	2,188,744		5	2,862,005		7	2,749,588		7
	Ps.	44,434,677	100	Ps.	43,966,515	100	Ps.	39,293,795	100

CAPITAL EXPENDITURES:
United States and Europe	Ps.	1,396,143	52	Ps.	420,317	36	Ps.	522,741	52
Mexico	205,036		8	324,994		28	329,863		33
Venezuela	261,733		10	305,607		26	84,752		8
Central America	304,941		11	51,689		4	43,477		4
Asia and Oceania	528,891		19	66,056		6	27,358		3
	Ps.	2,696,744	100	Ps.	1,168,663	100	Ps.	1,008,191	100

17.          FINANCIAL INSTRUMENTS

A)                FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, refundable taxes, trade accounts payable, short-term bank loans, current portion of long-term debt and accrued liabilities and other payables approximate their estimated fair value, due to their short maturity. In addition, the net book value of accounts and notes receivable and refundable taxes represent the expected cash flow to be received.

The Company has trading investments called interest and capital bonds for a nominal amount of U.S.$11.1 million, with annual interest of 5.25% and maturing in March 2019. The fair value of these instruments amounted to Ps.79,577. The unfavorable effect due to changes in the fair value of the outstanding contracts was Ps.24,611, which was recognized in income.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

17.          FINANCIAL INSTRUMENTS (continued)

The estimated fair value of the Company’s financial instruments is as follows:

	December 31, 2009
	Carrying amount		Fair value
Liabilities:
Perpetual bonds in U.S. dollars bearing fixed interest at an annual rate of 7.75%	Ps.	3,921,000	Ps.	3,666,135
Long-term debt	17,410,119		18,231,481
Derivative financial instruments - other raw materials	4,526		4,526
Derivative financial instruments - interest rate	7,133		7,133
Assets:
Interest and capital bonds	127,293		127,293
Derivative financial instruments - corn	14,217		14,217
Derivative financial instruments - other raw materials	39,353		39,353

	December 31, 2010
	Carrying amount		Fair value
Liabilities:
Perpetual bonds in U.S. dollars bearing fixed interest at an annual rate of 7.75%	Ps.	3,705,000	Ps.	3,667,950
Long-term debt	14,091,565		15,007,339
Derivative financial instruments - exchange rate	(4,863)		(4,863)
Assets:
Interest and capital bonds	79,577		79,577
Derivative financial instruments - other raw materials(1)	(4,121)		(4,121)

The fair values in tables above were determined by the Company as follows:

•            The fair values of perpetual bonds and derivative financial instruments were determined based on available market prices and/or estimates using market data information and appropriate valuation methodologies for similar instruments.

•            The fair value for the long-term debt is based on the present value of the cash flows discounted at interest rates based on readily observable market inputs.

(1) As of December 31, 2010, the balance of receivables from derivative financial instruments for Ps.13,137 shown in Note 3 is comprised by: (a)  margin calls required due to price variations of the underlying asset for Ps.17,258, to be applied against payments, and (b) unfavorable effect in the valuation of open positions of derivatives at the end of the year for Ps.4,121.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

17.          FINANCIAL INSTRUMENTS (continued)

B)                FINANCIAL RISKS

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), global changes in the supply/demand generated by population growth, competitors and global production of similar harvests. We hedge a part of our production requirements through futures contracts and options in order to reduce the risk generated by the fluctuations in price and supply of corn, wheat, natural gas, and diesel, risks that exist as an ordinary part of the business. As of December, 31, 2009 and 2010, the open positions of these instruments were valued at their fair value. The financial instruments that did not qualify as hedges for accounting purposes resulted in a favorable effect of Ps.63,769 and an unfavorable effect of Ps.13,228 for the years ended December 31, 2009 and 2010, respectively, which was recognized in income. The instruments terminated during 2009 and 2010 represented an unfavorable effect of Ps.121,631 and Ps.42,970 as of December 31, 2009 and 2010, respectively, which were recognized in income.

During 2010, the Company entered into hedge contracts for corn purchases, which were designated as fair value hedges. Therefore, the derivative financial instruments, as well as the assets and liabilities being hedged, are recognized at fair value at inception date. Subsequently, changes in the fair value of the derivative financial instruments and the assets and liabilities being hedged are recognized in income of the year. All contracts were settled in November 2010. As of a result of the valuation at fair value, as of December 31, 2010, inventories included Ps.162,254 (U.S.$13,128 thousand) related to these contracts.

During 2010, the Company entered in certain foreign exchange financial instruments, which as of December 31, 2010 referred mainly to Mexican pesos and U.S. dollars. The fair value of these derivatives may decrease or increase in the future before their maturity date in 2011. The variations in the exchange rates may be caused by changes in the economical conditions, monetary and tax policies, volatility, liquidity in global markets, domestic and international events, among others. These exchange rate derivative financial instruments are recognized at their estimated fair value (mark-to-market). As of December 31, 2010, the open positions of these instruments represented an unfavorable effect of approximately Ps.4,863 recognized in income. The operations terminated as of December 31, 2009 and 2010 represented a loss of Ps.485,261 and Ps.21,464, respectively, which were recognized in income.

C)              QUANTITATIVE INFORMATION

The derivative financial instruments for corn futures and corn options contracts are summarized as follows:

	Notional Amount (Bushels)		Underlying Asset Value (Mexican pesos)				Fair Value (thousands of Mexican pesos)
	As of December 31,		As of December 31,				As of December 31,
Derivative	2009	2010	2009		2010		2009		2010
Corn Futures	2,520,000		Ps.	56.3820	Ps.	—	Ps.	6,934	Ps.	—
Corn Options	4,410,000		1.6514				7,283
	6,930,000	—					Ps.	14,217	Ps.	—

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

17.          FINANCIAL INSTRUMENTS (continued)

The operations terminated during 2009 and 2010 with respect to corn futures contracts resulted in an unfavorable effect of Ps.66,305 and Ps.162,254, respectively.

The foreign exchange derivative financial instruments that did not qualify as hedge accounting are summarized as follows:

			Notional Amount (Thousands of U.S. dollars)				Underlying Asset Value				Fair Value (thousands of Mexican pesos)
	Purchase		As of December 31,				As of December 31,				As of December 31,
Derivative	/ Sale	Currency	2009		2010		2009		2010		2009		2010
Forwards	Sale	USD-MXN	U.S.$	—	U.S.$	42,740	Ps.	—	Ps.	12.3707	Ps.	—	Ps.	(4,863)
			U.S.$	—	U.S.$	42,740					Ps.	—	Ps.	(4,863)

The operations terminated during 2009 and 2010 in foreign exchange derivative financial instruments resulted in a loss of Ps.485,261 and Ps.21,464, respectively.

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

D)               CONCENTRATION OF RISK

The financial instruments that are potentially subject to a concentration of risk are principally cash, cash equivalents and trade accounts receivable. The Company deposits its cash and cash equivalents in recognized financial institutions. The concentration of credit risk with respect to trade receivables is limited since the Company sells its products to a large number of customers located in different parts of Mexico, United States of America, Central America, Venezuela, Europe, Asia and Oceania. The Company maintains reserves for potential credit losses.

Risks from Venezuela

As indicated in Note 11-A, operations in Venezuela represented approximately 12% of net sales in 2010 and 10% of total assets as of December 31, 2010. In recent years, political and social instability has prevailed in Venezuela. This severe political and civil uncertainty represents a risk to the business in this country, which cannot be controlled or measured accurately.

Also in recent years, the Venezuelan authorities have imposed foreign exchange controls and price controls on certain products such as corn flour and wheat flour. The price controls may limit the Company’s ability to increase prices in order to compensate for the higher costs of raw materials. The foreign exchange controls may limit the Company’s capacity to convert bolivars to other currencies and also transfer funds outside Venezuela.

Various fixed exchange rates have been established by the Venezuelan Government since 2003 and, effective January 1, 2011, the Venezuelan Government established an exchange rate of 4.30 bolivars per U.S. dollar.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

17.          FINANCIAL INSTRUMENTS (continued)

The Company does not have insurance for the risk of expropriation of its investments. See Note 11-A for additional information about the expropriation proceedings of MONACA assets and the measures taken by the People´s Defense Institute for the Access of Goods and Services of Venezuela in DEMASECA.

Given the Company’s operations in Venezuela, the financial position and results of the Company may be negatively affected by a number of factors, including:

a.         Foreign exchange loss may result since  the Company’s sales are denominated in Bolivars;

b.        Subsidiaries in Venezuela manufacture products subject to price controls;

c.         It may be difficult for subsidiaries in Venezuela to pay dividends, as well as to import some of their requirements of raw materials as a result of the foreign exchange control;

d.        The costs of some raw materials used by the Venezuelan subsidiaries may increase due to import tariffs, and

e.         Inability to obtain a just and reasonable compensation for MONACA’s assets subject to expropriation and if obtained, whether such compensation could be collected.

18.                               RELATED PARTY TRANSACTIONS

As of December 31, 2009 and 2010, the Company owns 8.7966% interest in GFNorte, a Mexican financial institution. In the normal course of business, the Company obtains long-term financing from GFNorte and other subsidiaries of that institution at market rates and terms. During 2010, the Company did not obtain financing from GFNorte’s subsidiaries.

The Company has insurance contracts with Seguros Banorte Generali, S.A. de C.V. (subsidiary of GFNorte) in order to manage different risks in some of its subsidiaries. In 2009 and 2010, the Company paid insurance premiums of approximately Ps.112,563 and Ps.113,004, respectively.

In 1996 the Company entered into an association with Archer-Daniels Midland (ADM), a U.S. agricultural processor and trader. ADM is a shareholder and associate of the Company. ADM owns, directly or indirectly, approximately 23.2% of the Company’s outstanding shares. As of December 31, 2009 and 2010, the Company had accounts payable to Archer-Daniels-Midland (ADM) included in trade accounts payable for Ps.186,316 and Ps.59,919, respectively. Additionally, during 2009 and 2010, the Company purchased inventory ingredients from ADM amounting to Ps.2,116,318 and Ps.1,225,703 (U.S.$159 and U.S.$97 million), respectively. In 1996 the Company entered into an association with ADM, a U.S. agricultural processor and trader.

As of December 31, 2009 and 2010, the Company had accounts receivable from different companies related to the minority stockholder of the Venezuelan subsidiaries for Ps.500,669 and Ps.237,432, respectively (82,359 thousand bolivars at an exchange rate of 2.15 bolivars per U.S. dollar at December 31, 2009 and 82,669 thousand bolivars at an exchange rate of 4.30 bolivars per U.S. dollar at December 31, 2010). Additionally, in 2009 the Company had accounts payable included in trade accounts of Ps.6,658.

For the years ended December 31, 2009 and 2010, related party transactions were carried out at market value.

For the years 2009 and 2010, the total compensation paid to all Board members, alternate Board members, directors and members of the audit committee and corporate practices committee amounted to Ps.132.9 and Ps.149.5 million, respectively. As of December 31, 2009 and 2010, the reserve for deferred compensation amounted to Ps.41.8 and Ps.53.7 million, respectively. The Company does not provide employees share-based compensation.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

19.                               ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

On January 2009, the Mexican Banking Securities Exchange Commission (CNBV for its Spanish acronym) issued changes to its corresponding regulation, in order to establish as requirement that, starting 2012, Mexican issuers with securities listed on the Mexican Stock Exchange (BMV for its Spanish acronym) will be required to prepare financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Issuers may voluntarily report using IFRS for the fiscal years 2008 through 2011, previous notification to the CNBV and BMV. In this respect, since the Company has operations in different countries and continents, the Company has notified the CNBV and BMV its decision to adopt IFRS in advance, starting 2011.

IFRS 1, “First-time adoption of International Financial Reporting Standards”, is the accounting standard that must be adopted when an entity presents its first annual or interim financial statements prepared under IFRS. IFRS 1 has exceptions to a full retrospective application of all accounting standards effective at the end of an entity’s first IFRS reporting period.

The Company has applied the following exceptions:

•                  Business combinations. In accordance with IFRS 1, an entity may elect not to apply IFRS 3, “Business combinations” retrospectively, that is, to business combinations that occurred before the date of transition to IFRS. The Company adopted this exemption and did not modify the historical amounts of business combinations that occurred prior to January 1, 2010.

•                  Fixed assets and investment property. IFRS 1 allows the entity to measure on an individual basis or as a total, the components of property, plant and equipment at fair value and to use this fair value as deemed cost at transition date. If entities choose this exception, the standard does not require subsequent asset revaluations to similar classes of property, plant and equipment. Additionally, first-time adopters are allowed to use previous GAAP asset revaluations as deemed cost under IFRS, but only if those valuations are comparable to: (a) fair value, or (b) were based on depreciated cost adjusted to reflect changes to a price index. The Company adopted previous GAAP revalued amounts as deemed cost at the date of transition to IFRS.

•                  Foreign exchange translation. IAS 21, “The effects of changes in foreign exchange rates” requires certain exchange differences arising on net investments in subsidiaries to be recognized in other comprehensive income and then recognized as income or expense on disposal of the foreign entity to which they relate. These are known as cumulative translation differences.

The IFRS 1 exemption on cumulative translation differences relieves entities from complying with certain requirements of IAS 21 with respect to cumulative translation differences occurring up to the date of transition. If a first-time adopter applies this exemption: (a) the cumulative translation differences of all foreign operations will be considered null at the date of transition and (b) the gain or loss on disposal of the foreign entity will exclude translation differences occurred prior to the date of transition and will only include translation differences after such date. The Company adopted the exception to recognize the balance of cumulative translation differences in retained earnings at the date of transition and to begin a new calculation.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

19.                               ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

A description of the main accounting effects are presented below:

•                  Inflation effects. In accordance with MFRS B-10, the effects of inflation are recognized when the accumulated inflation for the last three years exceeds 26%. In accordance with IAS 29, the effects of inflation are recognized when the accumulated inflation rate in three years exceeds 100%. Therefore, under IFRS, México was considered a hyper-inflationary economy until December 1997. This difference affects the intangible assets of the Company, since the accumulated restatement that was registered after December 31, 1997 was cancelled at the date of transition.

•                  Deferred employees’ statutory profit sharing (ESPS). In accordance with MFRS D-3, the Company recognizes deferred ESPS as asset or liability, as determined by the comprehensive asset and liability method. IFRS only refer to the legal or assumed ESPS, without requiring the recognition of a deferred ESPS. Consequently, the Company cancelled the balance of deferred ESPS liability in retained earnings at the date of transition.

•                  Debt issuance costs. Under Mexican FRS, debt issuance costs that comply with certain requirements are capitalized as intangible assets. Additionally, when a change in loan terms occur that differ in less than 10% of the present value of cash flows of the original loan and the modified loan, the debt issuance costs incurred for the modified loan are recognized in income. Under IFRS, debt issuance costs are presented as part of the net balance of the debt, within the liabilities section. Debt costs incurred for a modified loan are capitalized and amortized over the term of the related debt. At the date of transition, the Company recognized debt issuance costs as part of the acquired debt, decreasing the amount of bank loans and increasing retained earnings; also, the Company reclassified debt issuance costs from intangible assets to bank loans.

•                  Financial liabilities. Under Mexican FRS, financial liabilities must be recognized at the amount of the obligation they represent plus interests accrued. In accordance with IFRS, financial liabilities are recognized at amortized cost through the effective interest method. This method refers to the discount rate that equals the estimated cash flows to be paid during the term of the related debt. At transition date, the Company increased its bank loans and reduced retained earnings.

•                  Advertising prepaid expenses. Under Mexican FRS, expenses incurred in advertising are expensed as consumed or used; therefore, any prepaid expenses will be carried as asset until such time. Under IFRS, expenses related with the production of advertising or catalogs are recognized in income when incurred. Expenses related with the communication of advertising are recognized until the commercials are issued or the insertions are made. At the date of transition, the Company decreased current assets when prepaid expenses were canceled and reduced retained earnings.

•                  Other income - expense. Under Mexican FRS, operating income is determined with: sales, cost of sales and general expenses (selling and administrative). Consequently, items classified as “Other income- expense” are not included. Under IFRS, items classified as “Other income — expense” are included in the determination of operating income, regardless of its unusual or infrequent nature.

Other differences between Mexican FRS and IFRS were present; nevertheless, the Company considers that the differences described above refer to the effects that are material. Additionally, these differences have been determined on a preliminary basis by the Company and could be modified once the audited financial statements under IFRS are issued.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

19.                               ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

As a result of the transition to IFRS, the estimated effects as of January 1, 2010 for the main captions of the balance sheet are presented below.

			Unaudited amounts
	Mexican FRS		Estimated IFRS transition effects		IFRS
Current assets	Ps.	16,479,992	Ps.	(162,305)	Ps.	16,317,688
Non-current assets	27,486,523		(425,561)		27,060,962
Total assets	Ps.	43,966,515	Ps.	(587,866)	Ps.	43,378,649

Current liabilities	Ps.	8,949,593	Ps.	(36,844)	Ps.	8,912,749
Long-term liabilities	23,205,359		(778,993)		22,426,366
Total liabilities	Ps.	32,154,952	Ps.	(815,837)	Ps.	31,339,115

Total equity	Ps.	11,811,563	Ps.	227,971	Ps.	12,039,534

20.                               SUBSEQUENT EVENTS

During January 2011, the Company decided the sale of its 8.7966% stake in the capital stock of Grupo Financiero Banorte, S.A.B. de C.V. The sale, authorized by the CNBV, was carried out through a secondary public offering in Mexico and a private offering in the United States and other foreign markets, for a simultaneous global offering of up to 177,546,496 ordinary shares, Series O, Class II, representative of the variable common stock of GFNorte.

On February 15, 2011, the sale of the 177,546,496 shares of GFNorte was concluded for a total of Ps.9,232,418, excluding commissions and expenses. The Company recognized an approximate gain before taxes of Ps.4,716,188, net of commissions and expenses.

On February 18, 2011 the Company paid in advance the outstanding balances of several credit facilities as of December 31, 2010. The total amount of payments were U.S.$753.3 million and Ps.773.3 million, payments for which the company used the entirety of the net proceeds from the sale of shares of GFNorte, as well as its own resources and others obtained through short term facilities.

The aforementioned payments terminated the following loan agreements:

•                  Payment of U.S.$618.3 million, for the loan agreement with Deutsche Bank Trust Company Americas, as administrative agent, several banks, and The Bank of New York Mellon as collateral agent, for the financing of U.S.$668.3 million, dated October 16, 2009;

•                  Payment of U.S.$88.7 million and Ps.773.3 million, for the syndicated loan agreement with BBVA Bancomer, S.A. Institución de Banca Múltiple Grupo Financiero BBVA Bancomer, as administrative agent, several banks, and The Bank of New York Mellon as collateral agent, for the financing of U.S.$197.0 million, dated October 16, 2009;

•                  Payment of U.S.$10.4 million, for the unsecured loan agreement with ABN Amro Bank, N.V. (which was transferred to the Royal Bank of Scotland, N.V.) for the financing of U.S.$13.9 million, dated October 16, 2009;

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

20.                               SUBSEQUENT EVENTS (continued)

•                  Payment of U.S.$16.1 million, for the unsecured loan agreement executed with Barclays Bank, PLC for the financing of U.S.$21.5 million, dated October 16, 2009;

•                  Payment of U.S.$ 17.2 million, for the unsecured loan agreement executed with Standard Chartered Bank (which was transferred to Mercantil Commercebank, N.A.) for the financing of U.S.$22.9 million, dated October 16, 2009; and

•                  Payment of U.S.$2.6 million, for the unsecured loan agreement executed with BNP Paribas for the financing of U.S.$11.8 million, dated October 16, 2009.

On February 21, 2011, the Company concluded the necessary actions required for canceling all pledges granted pursuant to some of the loan agreements above and for the perpetual notes.

As a part of the early extinguishment, the Company wrote-off the related debt issuance costs for a total of Ps.63,815.

On March 22, 2011, the Company obtained an unsecured syndicated credit facility for U.S.$225 million, which is comprised of a revolving portion of U.S.$75 million and a term loan of U.S.$150 million. The loan matures in March 2016, with annual amortizations starting in March 2014, and bears quarterly interest payments at LIBOR rate plus 1.5% to 2.25% depending on the Company’s quarterly leverage ratio.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

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

For the years ended December 31,
Reconciliation of net income:	2008	2009	2010
Net (loss) income attributable to Gruma, S.A.B. de C.V. under Mexican FRS	Ps.	(12,339,758)	Ps.	1,528,920	Ps.	541,905
U.S. GAAP adjustments:
Depreciation expense (Note 21-B)	(78,909)	(91,367)	(88,954)
Impairment loss in the carrying value of idle assets (Note 21-B)	18,334	—	—
Pre-operating expenses and other deferred costs (Note 21-C)	(229)	675	—
Capitalized comprehensive financing costs (Note 21-D)	3,346	—	—
Sale-leaseback transaction (Note 21-E):
Interest expense	(2,667)	—	—
Rental and depreciation expense, net	3,431	6,958	6,480
Deferred income taxes (Note 21-G)	32,843	225,007	(23,243)
Deferred employees’ statutory profit sharing (Note 21-K)	2,806	7,222	7,336
Effect of U.S. GAAP adjustments on equity method investee (Note 21-Q)	(53,310)	129,750	(14,690)
Negative goodwill (Note 21-H):
Depreciation expense	61,793	61,793	61,793
Extinguishment of debt (Note 21-J)	14,251	14,251	14,251
Debt issuance costs (Note 21-J)	1,033	85,227	(65,492)
Labor obligations (Note 21-K)	13,051	(319)	(3,870)
Fair value measurements (Note 21-L)	537,749	(536,572)	(1,177)
Effects of inflation of foreign subsidiaries (Note 21-M)	—	246,697	144,474
Subsidiaries in a highly inflationary economy (Note 21-N)	—	—	194,216
Total U.S. GAAP adjustments	553,522	149,322	231,124
Noncontrolling interest (Note 21-A)	7,296	(132,677)	(61,965)
Net (loss) income attributable to Gruma, S.A.B. de C.V. under U.S. GAAP	Ps.	(11,778,940)	Ps.	1,545,565	Ps.	711,064
Basic and diluted (loss) earnings per share (in pesos)	Ps.	(20.85)	Ps.	2.74	Ps.	1.26
Weighted average shares outstanding (thousands)	564,853	563,651	563,651

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.                               DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

	As of December 31,
Reconciliation of stockholders’ equity:	2009		2010
Stockholders’ equity under Mexican FRS	Ps.	11,811,563	Ps.	10,620,528
U.S. GAAP adjustments:
Property, plant and equipment (Note 21-B)	759,252		670,298
Sale-leaseback transaction (Note 21-E)	(109,527)		(97,157)
Goodwill arising from acquisitions of entities under common control (Note 21-F)	(172,951)		(172,951)
Deferred income taxes (Note 21-G)	438,764		463,045
Deferred employees’ statutory profit sharing (Note 21-K)	(40,410)		(30,740)
Equity method investee (Note 21-Q)	(233,679)		(383,445)
Negative goodwill (Note 21-H)	(599,269)		(537,476)
Goodwill and indefinite-lived intangible assets (Note 21-I)	190,588		190,588
Extinguishment of debt (Note 21-J)	(213,762)		(199,511)
Debt issuance costs (Note 21-J)	85,537		20,045
Labor obligations (Note 21-K)	(96,810)		(124,018)
Fair value measurements (Note 21-L)	1,177		—
Effects of inflation of foreign subsidiaries (Note 21-M)	(874,310)		(731,614)
Subsidiaries in a highly inflationary economy (Note 21-N)	—		1,325,187
Total U.S. GAAP adjustments	(865,400)		392,251
Stockholders’ equity under U.S. GAAP	Ps.	10,946,163	Ps.	11,012,779

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

	2009		2010
Beginning balance	Ps.	9,678,726	Ps.	10,946,163
Effect due on tax consolidation	(2,475)		781
Derivative financial instruments	89,909		—
Equity ownership from associated company	(201,139)		(165,573)
Labor obligation adjustments (net of income tax)	(4,549)		(12,195)
Foreign currency translation adjustments	(438,536)		(471,867)
Other transactions related to comprehensive income	(10,981)		—
Net income for the year	1,545,565		711,064
Noncontrolling interest (Note 21-A)	289,643		4,406
Ending balance	Ps.	10,946,163	Ps.	11,012,779

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

On April 30, 2009, under MFRS the Company’s stockholders resolved to reclassify the amount of additional paid-in capital to retained earnings. For U.S. GAAP purposes, a deficit reclassification of any nature is considered to be a quasi-reorganization, as a result, a company may not reclassify or eliminate a deficit in retained earnings unless all requisite conditions for a quasi-reorganization are satisfied. The Company does not comply with all the requisite conditions and consequently, such reclassification was reversed.  As a result of the aforementioned, the stockholders’ equity as of December 31, 2009 and 2010, after U.S. GAAP adjustments described above is as follows:

	As of December 31,
	2009		2010
Capital stock	Ps.	6,972,425	Ps.	6,972,425
Additional paid-in capital	2,044,014		2,044,014
Retained earnings	(3,585,606)		(3,039,334)
Accumulated other comprehensive income	1,463,761		979,699
Equity attributable to Gruma, S.A.B. de C.V. under U.S. GAAP	6,894,594		6,956,804
Equity attributable to noncontrolling interest	4,051,569		4,055,975
Total stockholders’ equity under U.S. GAAP	Ps.	10,946,163	Ps.	11,012,779

A)     NONCONTROLLING INTEREST

Under U.S. GAAP, starting January 1, 2009, the Company adopted the FASB’s revised standard on accounting for noncontrolling interests in consolidated financial statements included in ASC 810 — Consolidation, which clarifies that a noncontrolling interest (commonly referred to previously as minority interest) in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It also states that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary are accounted for consistently, as equity transactions.  In addition, when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary should be initially measured at fair value.  The FASB also issued Accounting Standards Update 2010-02 “Accounting and Reporting for Decreases in Ownership of a Subsidiary Consolidation”, which clarifies that ASC 810 also applies to the disposal of businesses that are not subsidiaries and clarifies certain implementation issues. New guidance is required to be applied prospectively except for the presentation and disclosure requirements. The Company has retrospectively applied the presentation and disclosure requirements of these standards to all periods. This practice is consistent with Mexican FRS.

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

Upon the adoption of MFRS B-10, starting January 1, 2008, the Company ceased the use of a specific index for the restatement of machinery and equipment of foreign origin. Therefore, the U.S. GAAP adjustments refer solely to the accumulated effect as of December 31, 2007. Under U.S. GAAP, the adjustment for restating fixed assets of foreign origin utilizing the Mexican NCPI as of December 31, 2009 and 2010 increases stockholders’ equity by Ps.877,110 and Ps.819,489, respectively.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

Under Mexican FRS, depreciation on idle equipment is not required if the carrying value is expected to be recovered and is subject to an impairment review. Under U.S. GAAP, these assets should continue to be depreciated and subject to an impairment review. Therefore, the adjustment to property, plant and equipment decreases stockholders’ equity as of December 31, 2009 and 2010 by Ps.266,503 and Ps.297,836, respectively.

Under Mexican FRS, the Company recognized impairment losses in the value of certain idle assets that were not depreciated. Under U.S. GAAP, no impairment was recognized given that the depreciation of these assets had not ceased; consequently, the carrying value under U.S. GAAP was lower than Mexican FRS and the impairment recognized for Mexican FRS purposes was reversed. Therefore, the adjustment to property, plant and equipment increases stockholders’ equity as of December 31, 2009 and 2010 by Ps.148,645.

C)      PRE-OPERATING EXPENSES AND OTHER DEFERRED COSTS

As of December 31, 2002, under Mexican FRS, pre-operating expenses incurred were permitted to be capitalized and amortized by the Company over the period of time estimated to generate the income necessary to recover such expenses. The Company defined this period as 12 years based on prior experience. Starting January 1, 2003, under Mexican FRS, only expenses incurred during the development stage are capitalized, whereas expenses identified as research are expensed as incurred. Additionally, the pre-operating expenses capitalized until January 1, 2003 continue to be amortized using the straight-line method over a period not to exceed 12 years. Under U.S. GAAP, such expenses should be treated as period expenses. The amount has been fully amortized since December 31, 2009.

D)     COMPREHENSIVE FINANCING COSTS

Under Mexican FRS, comprehensive financing costs, including interest expense, foreign exchange gains or losses and monetary position of the related debt for major construction projects, are capitalized as part of the assets during the construction period.  Under U.S. GAAP, monetary position and foreign exchange gains and losses on U.S. dollar or other stable currency borrowings are excluded from capitalized interest. For the year ended December 31, 2008, the net income reconciliation adjustment of Ps.3,346 decreases depreciation expense. There is no net income reconciliation adjustment for the years 2009 and 2010.

E)      SALE-LEASEBACK TRANSACTION

Under Mexican FRS, a sale-leaseback transaction that involves real estate was recognized with the use of the general criteria established for capital and operating lease transactions. Based upon these criteria, a sale-leaseback of real estate was recorded by the Company as an operating lease. Under U.S. GAAP, ASC 840 — Leases, such a transaction was recognized as a financing lease because a continuing involvement from the seller-lessee is present, and consequently, the risks and benefits of the property are not transferred to the buyer-lessor. The lease had an original 15-year term with an effective date of May 1, 1996; however, on April 30, 2008, the Company executed the early purchase option on the lease and finished this arrangement. Therefore, under both Mexican FRS and U.S. GAAP it is now being accounted for as a fixed asset and the adjustment to property, plant and equipment decrease stockholders’ equity as of December 31, 2009 and 2010 by Ps.109,527 and Ps.97,157, respectively, as a result of a higher accumulated depreciation for U.S. GAAP purposes.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

F)      GOODWILL ARISING FROM ACQUISITIONS OF ENTITIES UNDER COMMON CONTROL

Under Mexican FRS, until January 1, 2004, the excess of the purchase price over the proportionate book value of net assets acquired was recorded as goodwill for all of the Company’s acquisitions, including common control acquisitions. Under U.S. GAAP, transfers and exchanges between enterprises under common control are accounted for on a carry-over basis, and therefore, no such goodwill would be recorded.  The U.S. GAAP equity adjustment of Ps.172,951 decreases goodwill presented in the balance sheet as of December 31, 2009 and 2010. There is no net income reconciliation adjustment in 2008, 2009 and 2010, since the Company ceased amortizing goodwill under Mexican FRS with the adoption of MFRS B-7.

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

Income tax expense:

The domestic and foreign components of income before taxes reported under Mexican FRS were as follows:

	Years ended December 31,
	2008		2009		2010
Domestic	Ps.	(12,919,047)	Ps.	675,530	Ps.	1,080,528
Foreign	1,535,283		2,543,160		525,276
	Ps.	(11,383,764)	Ps.	3,218,690	Ps.	1,605,804

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

Provisions for domestic federal, foreign federal and state income taxes in the Mexican FRS consolidated statements of income consisted of the following components:

	Years ended December 31,
	2008		2009		2010
Current:
Domestic federal	Ps.	97,307	Ps.	93,863	Ps.	181,000
Foreign federal	164,006		886,480		379,805
Foreign state	43,440		84,853		9,176
	304,753		1,065,196		569,981
Deferred:
Domestic federal	(310,079)		206,165		271,340
Foreign federal	453,713		(159,270)		13,785
Foreign state	(13,692)		(3,745)		(16,388)
	129,942		43,150		268,737
Total income taxes	Ps.	434,695	Ps.	1,108,346	Ps.	838,718

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and liabilities at December 31, 2009 and 2010, were as follows:

	2009		2010
Deferred tax assets:
Net operating loss carryforwards and other tax credits (a)	Ps.	4,078,230	Ps.	3,645,644
Accrued liabilities	423,029		491,441
Intangible assets (b)	(12,949)		—
Other	285,599		229,234
Total gross deferred tax assets	4,773,909		4,366,319
Valuation allowance (a)	(3,721,731)		(3,521,482)
Total net deferred tax assets	Ps.	1,052,178	Ps.	844,837

Deferred tax liabilities:
Property, plant and equipment, net (c)	Ps.	1,813,970	Ps.	1,633,706
Inventories	127,979		83,451
Investment in partnership and equity method investee	902,902		1,071,603
Other assets	244,808		205,362
Total gross deferred tax liabilities	3,089,659		2,994,122

Net deferred tax liability under U.S. GAAP	2,037,481		2,149,285
Net deferred tax liability under Mexican FRS	2,476,245		2,612,330
Adjustment for U.S. GAAP	Ps.	(438,764)	Ps.	(463,045)

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

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

(b)   Reflects a prepaid asset resulting from an intercompany transaction.

(c)   Principally due to the differences between restated book and tax basis, including depreciation and capitalized interest.

A summary of the deferred tax liability (asset) balances on a U.S. GAAP basis is as follows:

	2009		2010
Current:
Deferred tax asset	Ps.	(237,335)	Ps.	(325,363)
Deferred tax liability	108,680		79,428
Deferred tax of Mexican companies	(128,655)		(245,935)
Deferred tax of foreign subsidiaries	(424,887)		(162,055)
Total	(553,542)		(407,990)

Non-current:
Deferred tax asset	(382,336)		(164,903)
Deferred tax liability	1,377,075		1,466,404
Deferred tax of Mexican companies	994,739		1,301,501
Deferred tax of foreign subsidiaries	1,596,284		1,255,774
Total	2,591,023		2,557,275

Total	Ps.	2,037,481	Ps.	2,149,285

The provision for income tax on a U.S. GAAP basis was as follows:

	2008		2009		2010

Current	Ps.	(304,753)	Ps.	(1,065,196)	Ps.	(569,981)
Deferred	(97,099)		181,857		(291,980)
	Ps.	(401,852)	Ps.	(883,339)	Ps.	(861,961)

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

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

As of December 31, 2009 and 2010, the Company presented a liability for unrecognized tax benefits of Ps.90,418 and Ps.38,186, respectively, which included interest and penalties. The following table presents a reconciliation of the Company’s unrecognized tax benefits, excluding interest and penalties (primarily related to the U.S. operations):

	2009		2010
Unrecognized tax benefits at beginning of year	Ps.	111,276	Ps.	85,452
Translation adjustment of the initial balance	(6,114)		(4,708)
Increase as result of tax position taken in the year	9,044		4,570
Settlements	—		(36,692)
Reductions due to a lapse of the statue of limitations	(28,754)		(12,758)
Unrecognized tax benefits at end of year	Ps.	85,452	Ps.	35,864

It is expected that the amount of unrecognized tax benefits will change in the next 12 months; however, the Company does not expect the change to have a significant impact on its consolidated financial position or results of operations. The Company had accrued interest and penalties, net of tax benefit of approximately Ps.10,525, Ps.4,966 and Ps.2,322 related to unrecognized tax benefits for fiscal 2008, 2009 and 2010, respectively.

The following years remain open to examination and adjustment by the Company’s major tax jurisdictions: United States — 2006 and all following years; Mexico — 2006 and all following years; and Venezuela — 2007 and all following years.

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

As of December 31, 2009 and 2010, the U.S. GAAP equity adjustments of Ps.599,269 and Ps.537,476 respectively, decreased the net fixed assets in the same amounts.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

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

The U.S. GAAP equity adjustment of Ps.190,588 increased goodwill in Ps.187,897 and intangible assets in Ps.2,691 as of December 31, 2009 and 2010, as a result of the above items.

J)               EXTINGUISHMENT OF DEBT

In December 2004, the Company issued perpetual notes for a total of Ps.3,705,000 (U.S. $300 million) which pay interest quarterly at a 7.75% annual rate. The proceeds were used mainly to repay U.S.$200 million of the 7.625% senior unsecured notes due October 2007. For the early redemption of the senior unsecured notes, the Company paid a premium of Ps.276,879. Under Mexican FRS, this premium was recognized in intangible assets as debt issuance costs of the perpetual notes and amortized using the straight-line method over a period of 20 years.

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

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

K)                 LABOR OBLIGATIONS

Benefits upon retirement and employment termination

Under Mexican FRS, starting January 1, 2008, the Company adopted the provisions of new MFRS D-3, as mentioned in Note 2-N and 10. Under U.S. GAAP, the Company applied the guidelines in ASC 715 — Compensation — Retirement Benefits. Under ASC 715, the Company recognized as a component of other comprehensive income the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost of the period. As of December 31, 2009 and 2010, the U.S. GAAP equity adjustment of Ps.96,810 and Ps.124,018, respectively, increased Other liabilities.

The disclosures according to ASC 715 are included below:

For the years ended December 31, 2008, 2009 and 2010, the net periodic cost for the Company’s plans was comprised of:

	2008		2009		2010
Service cost	Ps.	13,627	Ps.	15,020	Ps.	16,583
Interest cost	16,373		18,840		21,875
Return on plan assets	(3,140)		(2,706)		(3,067)
Settlement loss	—		23,304		12,826
Net amortization	5,718		6,614		6,087
Net cost for the year	Ps.	32,578	Ps.	61,072	Ps.	54,304

As of December 31, 2009 and 2010, the status of the plan was as follows:

	2009		2010
Actuarial present value of accumulated benefit obligations:
Vested benefit obligation	Ps.	(154,363)	Ps.	(181,447)
Non-vested benefit obligation	(63,028)		(80,857)
	(217,391)		(262,304)
Excess of projected benefit obligation over accumulated benefit obligation	(41,650)		(62,766)
Projected benefit obligation	(259,041)		(325,070)
Plan assets at fair value (trust funds)	35,750		40,264
Labor obligations liability as of year-end	Ps.	(223,291)	Ps.	(284,806)

For the years ended December 31, 2009 and 2010, the changes in projected benefit obligation and plan assets (trust funds) are summarized as follows:

	2009		2010
Projected benefit obligation at beginning of year	Ps.	234,093	Ps.	259,041
Service cost	15,020		16,583
Interest cost	18,840		21,875
Benefit payments	(49,093)		(8,783)
Settlements and curtailments	(5,218)		(18,961)
Actuarial loss	45,399		55,315
Projected benefit obligation at end of year	Ps.	259,041	Ps.	325,070

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

	2009		2010
Fair value of plan assets at beginning of year	Ps.	31,753	Ps.	35,750
Return on plan assets	4,344		5,160
Benefit payments	(347)		(646)
Fair value of plan assets at end of year	Ps.	35,750	Ps.	40,264

The weighted average assumptions used to determine obligations at the end of the labor relationship and net periodic benefit cost for the years ended December 31 were as follows:

	2009	2010
Discount rate	9.00%	7.50%
Future increase rate in compensation levels	4.50%	4.50%
Estimated return rate on plan assets	9.00%	11.50%

The Company’s weighted average asset allocation by asset category as of December 31 was as follows:

	2009	2010
Equity securities	59%	59%
Fixed rate securities	41%	41%
Total	100%	100%

The following table summarizes the Company’s plan assets measured at fair value at December 31, 2010:

	Quoted prices in active markets for identical assets (Level 1)
Equity securities (1)	Ps.	23,755
Fixed rate securities (2)	16,509
Total	Ps.	40,264

(1) Equity securities consist of investments in common stock of listed entities, which are valued using quoted market prices multiplied by the number of shares owned.

(2) Fixed rate securities are comprised of investments funds shares, focused on investments in fixed rate securities, that are valued at the quoted market prices multiplied by the number of shares owned.

The Company does not have any plan assets classified as Level 2 (significant other observable inputs) or Level 3 (unobservable inputs). The description of the three hierarchy levels for measuring fair value is disclosed in Note 21-L.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

The following table summarizes expected benefit payments from the Company’s plans as follows:

Year	Amount
2011	Ps.	63,370
2012	36,456
2013	31,864
2014	32,863
2015	42,969
Thereafter	180,727

Included in accumulated other comprehensive income at December 31, 2009 and 2010 are the following amounts that have not yet been recognized in net periodic pension cost:

	2009		2010

Unamortized items (*)	Ps.	67,915	Ps.	82,385
	(net of income tax of Ps.41,626)		(net of income tax of Ps.50,494)

(*) Comprised of actuarial losses and net transition liability.

The estimated amount of cumulative net gain that is expected to be amortized from accumulated other comprehensive loss into net periodic pension cost over the next fiscal year is Ps.7,615.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

Amounts recognized in other comprehensive income included the following components:

	Before tax		Tax effect		After tax

Accumulated other comprehensive income at December 31, 2008	Ps.	(100,914)	Ps.	(38,347)	Ps.	(62,567)

Reclassification adjustment for items included in 2009 net income:
Actuarial (gains) losses	6,545		2,487		4,058
Transition (asset) liability	68		26		42
Enhancement to the plan	1		—		1

Items arising during 2009:
Actuarial losses	(43,763)		(16,630)		(27,133)
Settlements	28,522		10,838		17,684

Accumulated other comprehensive income at December 31, 2009	(109,541)		(41,626)		(67,915)

Reclassification adjustment for items included in 2010 net income:
Actuarial (gains) losses	5,983		2,274		3,709
Transition (asset) liability	68		26		42
Prior service costs	36		14		22

Items arising during 2010:
Actuarial losses	(53,223)		(20,225)		(32,998)
Settlements	23,798		9,043		14,755

Accumulated other comprehensive income at December 31, 2010	Ps.	(132,879)	Ps.	(50,494)	Ps.	(82,385)

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

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

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

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

Measurement

Assets and liabilities measured at fair value are summarized below:

	December 31, 2009
	Level 1		Level 2		Level 3		Total carrying value in the consolidated balance sheet
Assets:
Derivative financial instruments — corn and other raw materials	Ps.	55,749	Ps.	—	Ps.	—	Ps.	55,749

Liabilities:
Derivative financial instruments — other raw materials	Ps.	4,802	Ps.	—	Ps.	—	Ps.	4,802
Derivative financial instruments — interest rate	—				5,956		5,956
	Ps.	4,802	Ps.	—	Ps.	5,956	Ps.	10,758

	December 31, 2010
	Level 1		Level 2		Level 3		Total carrying value in the consolidated balance sheet
Assets:
Derivative financial instruments — corn and other raw materials	Ps.	13,137	Ps.	—	Ps.	—	Ps.	13,137

Liabilities:
Derivative financial instruments — foreign exchange	Ps.	—	Ps.	—	Ps.	4,863	Ps.	4,863

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

The adoption of ASC 820 did not change the Company’s previous accounting for financial assets and liabilities, but had an impact of Ps.1,177 as equity adjustment as of December 31, 2009, when the Company’s own credit risk was considered in the determination of the fair value of the derivative financial instruments. The fair values for the rest of the financial instruments are disclosed in Note 17-A.

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

Level 2 Valuation Techniques

Financial instruments that are classified as Level 2 refer mainly to quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, as well as model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. As of December 31, 2009 and 2010 the Company has not classified any assets or liabilities as Level 2.

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

The table below includes a roll-forward of the balance sheet amounts for the years ended December 31, 2009 and 2010 for financial instruments classified by the Company within Level 3 of the valuation hierarchy. When a determination is made to classify a financial instrument within Level 3, it is due to the use of significant unobservable inputs. However, Level 3 financial instruments typically include, in addition to the unobservable or level 3 components, observable components (that is, components that are actively quoted and can be validated to external sources); accordingly, the gains and losses in the table below include changes in fair value due, in part, to observable factors that are part of the valuation methodology:

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

Beginning balance	Ps.	10,816,103
Realized and unrealized loss	1,022,897
Net settlements (paid) received	(11,833,044)
Ending balance as of December 31, 2009	Ps.	5,956
Realized and unrealized loss	5,674
Net settlements (paid) received	(6,767)
Ending balance as of December 31, 2010	Ps.	4,863

M)        EFFECTS OF INFLATION OF FOREIGN SUBSIDIARIES

Due to the adoption of MFRS B-10 and MFRS B-15, the Company ceased the recognition of effects of inflation, except for foreign subsidiaries considered inflationary (Venezuela and Central America). Therefore, the Company ceased to qualify for the indexation accommodation under Item 17 c (2) iv, effective January 1, 2008. As a result, the Company has reconciled the effects of inflation for 2009 and 2010 of foreign subsidiaries for U.S. GAAP purposes. Inflation effects generated during 2008 were immaterial.

N)           SUBSIDIARIES IN A HIGHLY INFLATIONARY ECONOMY

U.S. GAAP considers an economy to be highly inflationary when cumulative three-year inflation exceeds 100%. The functional currency of an entity operating in a high inflationary economy must be the reporting currency.

Inflation index in Venezuela

Two different inflation indices exist for determining highly inflationary status in Venezuela: the Consumer Price Index (“CPI”) and the National Consumer Price Index (“NCPI”). The CPI, which only includes the metropolitan areas of Caracas and Maracaibo, has been available since 1984. The NCPI, which includes the entire country of Venezuela, has only been available since January 1, 2008. At its July 27, 2009 meeting, the International Practices Task Force (“IPTF”) concluded that either the CPI or a blended CPI/NCPI index is acceptable for determining the highly inflationary status of Venezuela. The IPTF concluded at that meeting, however, that once three years of data is available for the NCPI, the NCPI is the appropriate index to use because it is a broad-based measure of general inflation for the entire country of Venezuela. The Company applies the blended CPI/NCPI index. Based on this index, the Venezuelan economy exceeded the three-year cumulative inflation rate of 100% in November 30, 2009. As a result of the aforementioned, starting January 1, 2010, the Company’s Venezuelan subsidiaries are considered as highly inflationary for U.S. GAAP purposes.

Transition to highly inflationary status for the Venezuelan subsidiaries

Under Mexican FRS, financial statements of subsidiaries in inflationary economies are restated following the provisions of MFRS B-10, applying the price index of the foreign country which reflects the change in purchasing power of the currency in which the subsidiary reports.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

Under U.S. GAAP, foreign currency translation guidance requires that the financial statements of a foreign entity in a highly inflationary economy be remeasured as if the functional currency were the reporting currency. Since the accounting records of the Venezuelan subsidiaries are maintained in the Bolivar, starting January 2010, the financial statements of these entities have been remeasured into the Euro (reporting currency of the immediate parent companies) and exchange gains and losses from the remeasurement of monetary assets and liabilities amounting to a gain of Ps.194,216 are reflected in current earnings. The translated amounts of assets and liabilities as of December 31, 2009 have become the accounting basis of those assets and liabilities at transition and in subsequent periods. The Company has used the exchange rate of 5.74 Bolivars per Euro for remeasurement purposes.

As of December 31, 2010, Venezuelan subsidiaries’ denominated monetary liability position, net of monetary assets, was 374,670,655 bolivars.

The total amount pending government approval for settlement at December 31, 2010 is U.S.$4,238 thousand, for the payment of imports.

O)           IMPAIRMENT OF LONG-LIVED ASSETS

MFRS follows a one-step impairment test by which the carrying amount of a long-lived asset (asset group) is compared with its recoverable amount. When the carrying amount exceeds the recoverable amount, the difference is accounted for as an impairment loss. See Note 2-M “Impairment of long-lived assets”.

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

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

P)             DERIVATIVE FINANCIAL INSTRUMENTS

The following table summarizes 2009 and 2010 net losses on the Company’s derivative financial instruments under U.S. GAAP and the classification of such net losses in the consolidated statements of income:

	Classification of loss	2009		2010
Commodity contracts	Comprehensive financing expense	Ps.	54,567	Ps.	55,383
Commodity contracts	Cost of sales	78,987		76
Interest rate contracts	Comprehensive financing expense	23,982		811
Foreign exchange contracts	Comprehensive financing expense	1,001,145		26,331
		Ps.	1,158,681	Ps.	82,601

The following table summarizes the fair values under U.S. GAAP and the classification in the consolidated balance sheets of derivative financial instruments held by the Company as of December 31, 2009 and 2010:

	Classification of derivative instruments	2009		2010
Commodity contracts	Accounts receivable, net	Ps.	55,749	Ps.	13,137
Interest rate contracts	Derivative financial instruments (as liabilities)	(5,956)		—
Commodity contracts	Derivative financial instruments (as liabilities)	(4,802)		—
Foreign exchange contracts	Derivative financial instruments (as liabilities)	—		(4,863)

The following table summarizes the Company’s outstanding derivative agreements as of December 31, 2009:

	Notional amount (in units)	Maturity
Commodity contracts	1,710,000 Mmbtu	2010
Commodity contracts	9,765,000 gallons	2010
Commodity contracts	6,930,000 bushels	2010
Interest rate contracts	U.S.$20,000,000	2010

The following table summarizes the Company’s outstanding derivative agreements as of December 31, 2010:

	Notional amount (in units)	Maturity
Commodity contracts	2,090,000 Mmbtu	2011
Commodity contracts	252,000 gallons	2011
Foreign exchange contracts	U.S.$42,739,822	2011

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

The Company’s objective and strategy for using derivative financial instruments is disclosed in Note 17-B. In addition, information regarding fair value of derivatives is disclosed in Note 21-L.

Q)           SUPPLEMENTAL BALANCE SHEET INFORMATION

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

Condensed financial information under Mexican Banking GAAP for GFNorte as of and for the years ended December 31 is as follows:

	Amounts in millions of Mexican pesos
	2009		2010
Cash and cash equivalents	Ps.	59,268	Ps.	62,497
Investment securities	226,492		218,382
Net loan portfolio	237,573		261,969
Property, furniture and equipment, net	8,622		9,316
Total assets	567,138		590,558
Deposits	274,908		292,615
Bank and other entity loans — current	13,406		13,114
Bank and other entity loans — non-current	7,562		8,496
Total liabilities	522,164		540,331
Controlling interest	41,366		46,117
Noncontrolling interest	3,608		4,110

	Amounts in millions of Mexican pesos
	2008		2009		2010
Interest income	Ps.	50,416	Ps.	45,451	Ps.	41,479
Interest expense	(27,789)		(22,268)		(18,747)
Income before noncontrolling interest	7,387		6,190		7,362
Net income	7,014		5,854		6,705

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

•                  Other current assets:

Included within accounts receivable, net as of December 31, 2008 are benefits obtained through PROHARINA amounting to Ps.659,918, as mentioned in Note 2-I.

•                  Other current liabilities:

Included within accrued liabilities and other payables as of December 31, 2009 and 2010 are employee-related liabilities of Ps.777,481 and Ps.730,533, respectively.

•                  Computer software:

Depreciation expense for the years ended December 31, 2008, 2009 and 2010 amounted to Ps.27,587, Ps.11,141 and Ps.1,783, respectively, on capitalized computer software cost. Unamortized software costs included as of December 31, 2009 and 2010 totaled Ps.14,723 and Ps.13,020, respectively.

•                  Capital leases:

As of December 31, 2009 and 2010, the gross amount of assets recorded under capital leases totaled Ps.45,367 and Ps.57,225, respectively, and correspond to transportation equipment. The accumulated depreciation of these capitalized leases as of December 31, 2009 and 2010 amounted Ps.3,765 and Ps.20,236, respectively.

During 2009, the Company entered in a sale-leaseback transaction with the production equipment in a wheat plant located in Mexico. The lease has a term of 4 years, with an early buy-out option in the third year and quarterly rental payments. As of December 31, 2009 and 2010, the gross amount of the equipment recorded under this lease totaled Ps.125,946, and its accumulated depreciation amounted to Ps.8,431 and Ps.18,527, respectively.

•                  Other stockholders’ equity:

Included within retained earnings as of December 31, 2009 and 2010 are undistributed earnings of GFNorte amounting to Ps.2,334,178 and Ps.2,832,241, respectively.

R)            SUPPLEMENTAL INCOME STATEMENT INFORMATION

•                  Advertising costs:

Advertising costs, included in selling, general and administrative expenses, are expensed when the advertising first takes place. Advertising expense was Ps.989,251, Ps.1,045,081 and Ps.889,680 for the years ended December 31, 2008, 2009 and 2010, respectively. The Company had Ps.32,923 and Ps.18,686 of prepaid advertising costs reported as prepaid expenses as of December 31, 2009 and 2010, respectively.

•                  Shipping and handling costs:

Shipping and handling costs are included in selling, general and administrative expenses and amounted to Ps.2,699,354, Ps.2,551,899 and Ps.2,405,322 for the years ended December 31, 2008, 2009 and 2010, respectively.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

•                  Operating income:

Under U.S. GAAP, certain other income items included in the Mexican FRS financial statements of the Company, such as employees’ statutory profit sharing, amortization of other deferred costs, impairment loss on assets, and loss on sale of fixed assets would be included in the determination of operating income. For the years ended December 31, 2008, 2009 and 2010, these items amounted to Ps.117,398, Ps.176,332 and Ps.112,080, respectively.

•                  Consumer and trade sales promotion expenses

Under U.S. GAAP, the Company has classified certain consumer and trade sales promotion expenses, such as coupon redemption costs, cooperative advertising programs, new product introduction fees, feature price discounts and in-store display incentives as a reduction of revenue. For the years ended December 31, 2008, 2009 and 2010 these items amounted to Ps.411,857, Ps.417,626 and Ps.396,768, respectively.

S)             SUPPLEMENTAL CASH FLOW INFORMATION

Derived from the application of MFRS B-2 “Statement of Cash Flows”, effective starting January 1, 2008, the Company presents under Mexican FRS, as basic financial statements, the statements of cash flows for the year ending December 31, 2008, 2009 and 2010.

Under U.S. GAAP, the Company has applied the provisions of ASC 230 — Statement of Cash Flows. The differences between the statement of cash flows under Mexican FRS and U.S. GAAP are mainly related with minor presentation reclassifications between the operating, investing and financing sections, as well as the recognition in operating, financing and investing activities of the U.S. GAAP adjustments. The following presents the statements of cash flows for the years ended December 31, 2008, 2009 and 2010, after considering the impact of U.S. GAAP adjustments.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

	For the year ended December 31,
	2008		2009		2010
Operating activities:
Consolidated (loss) income	Ps.	(11,264,937)	Ps.	2,259,666	Ps.	998,210
Adjustments to reconcile net income to resources provided by operating activities:
Monetary position gain and restatement effects from companies in an inflationary environment	(147,213)		—		—
Depreciation and amortization	1,405,704		1,534,657		1,492,984
Impairment of long-lived assets	28,517		26,799		—
Allowance for doubtful accounts	79,539		85,818		127,896
Equity in earnings of associated companies	(565,166)		(624,795)		(612,643)
Seniority premium and other long-term accrued liabilities	55,796		61,070		54,303
Loss from sale of fixed assets	11,315		94,384		3,034
Change in fair value of derivative financial instruments	14,519,050		1,079,695		83,702
Foreign exchange loss (gain)	577,627		(767,801)		(314,319)
Deferred income taxes and employees’ statutory profit sharing	65,706		(216,424)		259,284
	4,765,938		3,533,069		2,092,451
Changes in working capital:
Accounts receivable	(1,766,736)		(154,815)		(742,612)
Inventories	(921,227)		275,771		(732,039)
Prepaid expenses	3,935		(141,855)		(106,328)
Trade accounts payable	(245,707)		201,000		669,916
Accrued liabilities and other payable	146,526		(71,715)		818,302
Dividends received from associated company	83,446		31,959		90,549
Income taxes and employees’ statutory profit sharing	(327,249)		495,587		(186,100)
	(3,027,012)		635,932		(188,312)
Net cash flows from operating activities	1,738,926		4,169,001		1,904,139

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

	For the year ended December 31,
	2008		2009		2010
Investing activities:
Purchases of property, plant and equipment	(2,696,744)		(997,350)		(1,008,191)
Acquisition of subsidiaries, net of cash acquired	—		—		(106,970)
Proceeds from sale of property, plant and equipment	27,880		126,333		139,066
Deferred assets	(60,198)		1,627		(2,855)
Acquisition of shares of associated company	(154,568)		—		—
Trading investments	(101,829)		18,925		(19,423)
Other	(201,846)		115,573		85,714
Net cash flows from investing activities	(3,187,305)		(734,892)		(912,659)
Financing activities:
Proceeds from bank loans and long-term debt	6,912,197		11,603,048		661,722
Repayment of bank loans and long-term debt	(3,206,050)		(2,463,168)		(3,257,291)
Proceeds from stock issuance	2,111,060		—		—
Distributions by minority interest	—		(21,503)		—
Net purchases-sales of Company’s common stock	(11,561)		—		—
Payments of derivative financial instruments	(3,538,840)		(11,485,512)		(40,809)
Dividends paid	(62,953)		(175,255)		(74,872)
Other	(60,428)		(252,779)		(25,562)
Net cash flows from by financing activities	2,143,425		(2,795,169)		(2,736,812)
Effect of inflation on cash and cash equivalents	(26,291)		—		—
Net increase (decrease) in cash and cash equivalents	668,755		638,940		(1,745,332)
Exchange differences on cash and cash equivalents	174,741		(38,312)		(114,014)
Cash and cash equivalents at beginning of year	436,539		1,280,035		1,880,663
Cash and cash equivalents at end of year	Ps.	1,280,035	Ps.	1,880,663	Ps.	21,317

The Company revised the statements of cash flows for the years ended December 31, 2008 and 2009 to reflect dividends received from associated company as operating activities instead of investing activities. The amounts revised in 2008 and 2009 were Ps.83,446 and Ps.31,959, respectively; these amounts were not considered significant to the overall financial position of the Company.

Non-cash activity:

During 2009, a capital lease obligation of Ps.171,313 was incurred when the Company entered into a lease for equipment (Note 21-Q).

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

Net cash flow from operating activities reflects cash payments for interest and income taxes as follows:

	Years ended December 31,
	2008		2009		2010
Interest paid	Ps.	781,225	Ps.	1,237,114	Ps.	1,205,310
Income taxes paid	660,589		596,954		781,441

T)      COMPREHENSIVE INCOME

Comprehensive income for the majority interest is as follows:

	Years ended December 31,
	2008		2009		2010
Net (loss) income under U.S. GAAP	Ps.	(11,778,940)	Ps.	1,545,565	Ps.	711,064
Other comprehensive loss, net of taxes:
Other transactions related to comprehensive income	—		(10,981)		—
Effect due on tax consolidation	—		(2,475)		781
Equity ownership from associated company	(18,924)		(201,139)		(165,573)
Derivative financial instruments	(131,699)		89,909		—
Labor obligations adjustments, net of income tax (a)	(23,627)		(4,549)		(12,195)
Foreign currency translation adjustments	949,769		(438,536)		(471,867)
Comprehensive (loss) income under U.S. GAAP	Ps.	(11,003,421)	Ps.	977,794	Ps.	62,210

(a)          Excludes amortization of net cumulative losses, net transition liability and prior service cost, reported in net income.

Comprehensive income for the noncontrolling interest is as follows:

	Years ended December 31,
	2008		2009		2010
Net income under U.S. GAAP	Ps.	514,003	Ps.	714,101	Ps.	287,146
Other comprehensive income, net of taxes:
Other transactions related to comprehensive income	—		(10,522)		—
Equity ownership from associated company	(700)		—		—
Labor obligations adjustments, net of income tax	(5,627)		(799)		(1,808)
Foreign currency translation adjustments	393,643		(237,883)		(206,060)
Comprehensive income under U.S. GAAP	Ps.	901,319	Ps.	464,897	Ps.	79,278

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

The components of accumulated other comprehensive income (loss) were as follows as of December 31, 2009 and 2010:

	Foreign currency translation adjustments		Derivative financial instruments		Labor obligations adjustments, net of income tax		Accumulated other comprehensive income (loss)
Balance at December 31, 2008	Ps.	1,963,645	Ps.	(89,909)	Ps.	(56,799)	Ps.	1,816,937
Current period changes	(438,536)		89,909		(4,549)		(353,176)
Balance at December 31, 2009	1,525,109		—		(61,348)		1,463,761
Current period changes	(471,867)		—		(12,195)		(484,062)
Balance at December 31, 2010	Ps.	1,053,242	Ps.	—	Ps.	(73,543)	Ps.	979,699

U)           VALUATION AND QUALIFYING ACCOUNTS

The valuation and qualifying accounts are as follows:

Allowance for doubtful accounts:

For the year ended December 31,	Balance at beginning of year		Additions charged to costs and expenses		Deductions		Balance at year-end
2008	Ps.	233,733	Ps.	79,539	Ps.	(67,331)	Ps.	245,941
2009	245,941		85,818		(23,222)		308,537
2010	308,537		127,896		(39,349)		397,084

V)            CONDENSED FINANCIAL INFORMATION UNDER U.S. GAAP

Condensed consolidated balance sheets prepared on a U.S. GAAP basis as of December 31 are as follows:

	2009		2010
Total current assets	Ps.	16,520,879	Ps.	14,084,710
Property, plant and equipment	19,094,842		17,908,002
Total assets	42,808,031		39,424,190
Short-term debt	2,203,392		2,192,871
Total current liabilities	8,958,053		9,221,271
Long-term debt	20,039,868		16,220,413
Total liabilities	31,861,868		28,411,411
Noncontrolling interest	4,051,569		4,055,975
Total stockholders’ equity	10,946,163		11,012,779

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of Mexican pesos, except where otherwise indicated)

21.          DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP (continued)

Condensed consolidated statements of income prepared on a U.S. GAAP basis for the years ended December 31 are as follows:

	2008		2009		2010
Net sales	Ps.	44,381,012	Ps.	49,034,395	Ps.	45,734,036
Gross profit	14,134,076		16,986,695		14,731,527
Operating income	3,171,353		4,020,016		2,513,198
Majority net (loss) income	(11,778,940)		1,545,565		711,064

W)    RECENTLY ISSUED ACCOUNTING STANDARDS

Business Combinations. In December 2010, the Financial Accounting Standards Board (FASB) issued a new standard addressing the disclosure of supplemental pro forma information for business combinations that occur during the current year. The new standard requires public entities that present comparative financial statements to disclose the revenue and earnings of the combined entity as though the business combinations that occurred during the current year had occurred as of the beginning of the prior annual reporting period. The standard is effective as of January 1, 2011. The Company does not expect this standard will have a material impact on its financial condition, results of operations, and disclosures.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Grupo Financiero

Banorte, S.A.B. de C.V. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Grupo Financiero Banorte, S.A.B. de C.V. and Subsidiaries (the “Financial Group”) as of December 31, 2010 and 2009, and the related consolidated statements of income and changes in stockholders’ equity for each of the three years in the period ended December 31, 2010, of cash flows for the years ended December 31, 2010 and 2009, and of changes in financial position for the year ended December 31, 2008. These consolidated financial statements are the responsibility of the Financial Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

Note 1 to the financial statements describes the Financial Group’s operations. Note 4 describes the accounting criteria established by the Commission in the “General Provisions Applicable to Banking Institutions”, which the Financial Group adheres to for the preparation of its financial information.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Grupo Financiero Banorte, S. A.B. de C. V. and Subsidiaries as of December 31, 2010 and 2009, and the results of their operations and changes in their stockholders’ equity for each of the three years in the period ended December 31, 2010, their cash flows for the years ended December 31, 2010 and 2009 and changes in their financial position for the year ended December 31, 2008, in conformity with the accounting practices prescribed by the Mexican National Banking and Securities Commission.

Accounting practices prescribed by the Commission vary in certain significant respects from Mexican Financial Reporting Standards. The application of the latter would have affected the determination of stockholders’ equity and net income as of and for the years ended December 31, 2010 and 2009, to the extent summarized in Note 38.

Accounting practices prescribed by the Commission vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of stockholders’ equity as of December 31, 2010 and 2009 and net income for each of the three years in the period ended December 31, 2010, to the extent summarized in Note 39.

The accompanying consolidated financial statements have been translated into English for the convenience of users.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu Limited

CPC Fernando Nogueda Conde

Monterrey, N.L., Mexico

February 21, 2011

March 25, 2011 for Notes 38 and 39

GRUPO FINANCIERO BANORTE, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2010 AND 2009

(In millions of Mexican pesos)

	2010		2009
ASSETS
CASH AND CASH EQUIVALENTS	Ps.	62,497	Ps.	59,268

MARGIN SECURITIES	177		18

INVESTMENTS IN SECURITIES
Trading securities	66,181		24,459
Available for sale securities	12,288		11,701
Held to maturity securities	139,913		190,332
	218,382		226,492

DEBTOR BALANCES UNDER REPURCHASE AND RESALE AGREEMENTS	583		4

DERIVATIVES FINANCIAL INSTRUMENTS
For trading purposes	7,463		4,824
For hedging purposes	596		1,056
	8,059		5,880

PERFORMING LOAN PORTFOLIO
Commercial loans
Business loans	126,483		117,237
Financial institutions’ loans	5,521		7,131
Government loans	47,550		38,993
Consumer loans	27,828		25,712
Mortgage loans	56,168		49,881
TOTAL PERFORMING LOAN PORTFOLIO	263,550		238,954

PAST-DUE LOAN PORTFOLIO
Commercial loans
Business loans	4,417		3,163
Consumer loans	1,276		1,942
Mortgage loans	971		1,049
TOTAL PAST-DUE LOAN PORTFOLIO	6,664		6,154

LOAN PORTFOLIO	270,214		245,108
(Minus) Allowance for loan losses	(8,245)		(7,535)
LOAN PORTFOLIO, net	261,969		237,573
ACQUIRED COLLECTION RIGHTS	2,025		2,548
TOTAL LOAN PORTFOLIO, net	263,994		240,121

RECEIVABLES GENERATED BY SECURITIZATIONS	950		432
OTHER ACCOUNTS RECEIVABLE, net	10,864		11,324
MERCHANDISE INVENTORY	49		119
FORECLOSED ASSETS, net	809		928
PROPERTY, FURNITURE AND EQUIPMENT, net	9,316		8,622
PERMANENT STOCK INVESTMENTS	3,130		3,036
DEFERRED TAXES, net	1,340		1,411

OTHER ASSETS
Other assets, deferred charges and intangible assets	10,408		9,483
TOTAL ASSETS	Ps.	590,558	Ps.	567,138

MEMORANDUM ACCOUNTS (Note 33)

These balance sheets, consolidated with those of the financial entities and other companies that form part of the Financial Group and are susceptible to consolidation, were prepared according to accounting principles applicable to Financial Service Holding Companies issued by the Mexican National Banking and Securities Commission according to article 30 of the Law of Financial Institutions. Such principles are consistently applied in the financial statements, which are presented according to sound practices and applicable legal and administrative provisions and reflect all the operations conducted by the Financial Group, its financial service subsidiaries and the other companies that form part of the Financial Group and are consolidated as of the balance sheet dates above. The stockholders’ equity amounts to Ps. 7,016 (nominal value).

The accompanying Consolidated Balance Sheets have been approved by the Board of Directors in accordance with the responsibility assigned to them. The attached notes are an integral part of these consolidated balance sheets.

	2010		2009
LIABILITIES
DEPOSITS
Demand deposits	Ps.	149,817	Ps.	137,581
Time deposits
General public	132,673		134,141
Money market	6,347		3,186
Senior debt issued	3,778		—
	292,615		274,908

INTERBANK AND OTHER LOANS
Demand loans	4,837		21
Short-term loans	13,114		13,385
Long-term loans	8,496		7,562
	26,447		20,968

ASSIGNED SECURITIES PENDING SETTLEMENT	—		159

CREDITOR BALANCES UNDER REPURCHASE AND RESALE AGREEMENTS	178,747		185,480

COLLATERAL SOLD OR PLEDGED
Repurchase or resale agreements (creditor balance)	11		2

DERIVATIVES FINANCIAL INSTRUMENTS
For trading purposes	7,238		4,553
For hedging purposes	3,499		3,822
	10,737		8,375

OTHER ACCOUNTS PAYABLES
Income tax	711		617
Employee profit sharing	797		676
Creditors from settlements of transactions	867		2,224
Sundry debtors and other payables	9,871		8,968
	12,246		12,485

SUBORDINATED DEBENTURES	17,803		18,168
DEFERRED CREDITS AND ADVANCED COLLECTIONS	1,725		1,619

TOTAL LIABILITIES	540,331		522,164

STOCKHOLDERS’ EQUITY

PAID-IN CAPITAL
Common stock	11,971		11,956
Additional paid-in capital	1,673		1,525
	13,644		13,481

OTHER CAPITAL
Capital reserves	3,181		3,154
Retained earnings from prior years	25,492		20,681
Result from valuation of securities available for sale	309		206
Result from valuation of instruments for cash flow hedging	(2,214)		(1,369)
Cumulative foreign currency translation adjustment	(1,000)		(641)
Net income	6,705		5,854
	32,473		27,885
NONCONTROLLING INTEREST	4,110		3,608
TOTAL STOCKHOLDERS’ EQUITY	50,227		44,974

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	Ps.	590,558	Ps.	567,138

Dr. Alejandro Valenzuela del Río Chief Executive Officer		Ing. Sergio García Robles Gil Managing Director - CFO

Lic. Benjamín Vidargas Rojas Managing Director - Audit	Lic. Jorge Eduardo Vega Camargo Deputy Managing Director — Controller	C.P.C. Nora Elia Cantú Suárez Deputy Managing Director — Accounting and Tax

GRUPO FINANCIERO BANORTE, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(In millions of Mexican pesos)

	2010		2009		2008
Interest income	Ps.	41,479	Ps.	45,451	Ps.	50,417
Interest expense	(18,747)		(22,268)		(27,789)
NET INTEREST INCOME	22,732		23,183		22,628

Provision for loan losses	(6,889)		(8,286)		(6,896)
NET INTEREST INCOME AFTER ALLOWANCE FOR LOAN LOSSES	15,843		14,897		15,732

Commission and fee income	9,234		8,291		8,535
Commission and fee expense	(1,548)		(1,338)		(1,208)
Brokerage revenues	1,689		1,244		1,039
Other revenues	1,739		980		746
	11,114		9,177		9,112
NET OPERATING REVENUES	26,957		24,074		24,844

Administrative and promotional expenses	(17,691)		(17,024)		(16,687)
OPERATING INCOME	9,266		7,050		8,157

Other income	1,879		2,438		2,997
Other expenses	(1,298)		(1,566)		(1,523)
	581		872		1,474
INCOME BEFORE INCOME TAX	9,847		7,922		9,631

Current income tax	(2,735)		(2,581)		(2,765)
Deferred income taxes, net	(70)		536		245
	(2,805)		(2,045)		(2,520)

INCOME BEFORE EQUITY IN EARNINGS OF UNCONSOLIDATED SUBSIDIARIES AND ASSOCIATED COMPANIES	7,042		5,877		7,111

Equity in earnings of unconsolidated subsidiaries and associated companies	320		313		276

INCOME BEFORE NONCONTROLLING INTEREST	7,362		6,190		7,387

Noncontrolling interest	(657)		(336)		(373)

NET INCOME	Ps.	6,705	Ps.	5,854	Ps.	7,014

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

The attached notes are an integral part of these consolidated statements of income.

Dr. Alejandro Valenzuela del Río Chief Executive Officer		Ing. Sergio García Robles Gil Managing Director - CFO

Lic. Benjamín Vidargas Rojas Managing Director - Audit	Lic. Jorge Eduardo Vega Camargo Deputy Managing Director —Controller	C.P.C. Nora Elia Cantú Suárez Deputy Managing Director — Accounting and Tax

GRUPO FINANCIERO BANORTE, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(In millions of Mexican pesos)

	PAID-IN CAPITAL				OTHER CAPITAL
	Common stock		Additional paid-in capital		Capital reserves		Retained earnings from prior years		Result from valuation of available for sale securities		Result from valuation of cash flow hedging instruments

Balances, January 1, 2008	Ps.	11,965	Ps.	1,272	Ps.	2,452	Ps.	21,279	—		—
TRANSACTIONS APPROVED BY STOCKHOLDERS
Issuance (repurchase) of shares	(24)		199		(72)		—		—		—
Transfer of prior year’s result	—		—		—		6,810		—		—
Creation of reserves as per General Stockholders’ meeting on April 29, 2008	—		—		340		340		—		—
Dividend declared at the General Stockholders’ meeting on October 6, 2008	—		—		—		(949)		—		—
Total transactions approved by stockholders	(24)		199		268		5,521		—		—
COMPREHENSIVE INCOME
Net income	—		—		—		—		—		—
Effect of subsidiaries, affiliates and mutual funds	—		(3)		—		(30)		(550)		—
Result from valuation of cash flow hedging instruments	—		—		—		—		—		—
Changes in accounting principles (NIF B-10)	—		—		—		(9,835)		—		—
Total comprehensive income	—		(3)		—		(9,865)		(550)		—
Noncontrolling interest	—		—		—		—		—		—
Balances, December 31, 2008	11,941		1,468		2,720		16,935		(550)		—
TRANSACTIONS APPROVED BY STOCKHOLDERS
Issuance (repurchase) of shares	15		(328)		83		—		(221)		—
Transfer of prior year’s result	—		—		—		7,014		—		—
Creation of reserves as per General Stockholders’ meeting on April 30, 2009	—		—		351		(351)		—		—
Dividend declared at the General Stockholders’ meeting on October 5, 2009	—		—		—		(364)		—		—
Total transactions approved by stockholders	15		(328)		434		6,299		(221)		—
COMPREHENSIVE INCOME
Net income	—		—		—		—		—		—
Result from valuation of available for sale securities	—		—		—		—		592		—
Effect of subsidiaries, affiliates and mutual funds	—		(5)		—		(47)		—		—
Result from valuation of cash flow hedging instruments	—		—		—		—		—		209
Application of the effect of holding non-monetary assets	—		(4)		—		(1,640)		385		(1,578)
Change in credit card loan rating methodology (net of deferred taxes)	—		—		—		(683)		—		—
Total comprehensive income	—		(9)		—		(2,370)		977		(1,369)
Noncontrolling interest	—		394		—		(183)		—		—
Balances, December 31, 2009	11,956		1,525		3,154		20,681		206		(1,369)
TRANSACTIONS APPROVED BY STOCKHOLDERS
Issuance (repurchase) of shares	15		146		27		(17)		(102)		—
Transfer of prior year’s result	—		—		—		5,854		—		—
Dividend declared at the General Stockholders’ meeting on:
February 15, 2010	—		—		—		(343)		—		—
April 23, 2010	—		—		—		(343)		—		—
October 4, 2010	—		—		—		(343)		—		—
Total transactions approved by stockholders	15		146		27		4,808		(102)		—
COMPREHENSIVE INCOME
Net income	—		—		—		—		—		—
Result from valuation of available for sale securities	—		—		—		—		205		—
Effect of subsidiaries, affiliates and mutual funds	—		2		—		3		—		—
Result from valuation of cash flow hedging instruments	—		—		—		—		—		(845)
Total comprehensive income	—		2		—		3		205		(845)
Noncontrolling interest	—				—				—		—
Balances, December 31, 2010	Ps.	11,971	Ps.	1,673	Ps.	3,181	Ps.	25,492	Ps.	309	Ps.	(2,214)

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

The attached notes are an integral part of these consolidated statements of changes in stockholders’ equity.

OTHER CAPITAL
Cumulative foreign currency translation adjustment	Insufficiency in restated stockholders’ equity	Effect of holding non- monetary assets	Net income	Total majority interest	Total non- controlling interest	Total stockholders’ equity
Balances, January 1, 2008	Ps.	—	Ps.	(6,380)	Ps.	(5,009)	Ps.	6,810	Ps.	32,389	Ps.	1,667	Ps.	34,056
TRANSACTIONS APPROVED BY STOCKHOLDERS
Issuance (repurchase) of shares	—	—	—	—	103	—	103
Transfer of prior year’s result	—	—	—	(6,810)	—	—	—
Creation of reserves as per General Stockholders’ meeting on April 29, 2008	—	—	—	—	—	—	—
Dividend declared at the General Stockholders’ meeting on October 6, 2008	—	—	—	—	(949)	—	(949)
Total transactions approved by stockholders	—	—	—	(6,810)	(846)	—	(846)
COMPREHENSIVE INCOME
Net income	—	—	—	7,014	7,014	—	7,014
Effect of subsidiaries, affiliates and mutual funds	1,095	—	—	—	512	—	512
Result from valuation of cash flow hedging inst.	—	—	(1,267)	—	(1,267)	—	(1,267)
Changes in accounting principles (NIF B-10)	—	6,380	3,455	—	—	—	—
Total comprehensive income	1,095	6,380	2,188	7,014	6,259	—	6,259
Noncontrolling interest	—	—	—	—	—	277	277
Balances, December 31, 2008	1,095	—	(2,821)	7,014	37,802	1,944	39,746
TRANSACTIONS APPROVED BY STOCKHOLDERS
Issuance (repurchase) of shares	—	—	—	—	(451)	—	(451)
Transfer of prior year’s result	—	—	—	(7,014)	—	—	—
Creation of reserves as per General Stockholders’ meeting on April 30, 2009	—	—	—	—	—	—	—
Dividend declared at the General Stockholders’ meeting on October 5, 2009	—	—	—	—	(364)	—	(364)
Total transactions approved by stockholders	—	—	—	(7,014)	(815)	—	(815)
COMPREHENSIVE INCOME
Net income	—	—	—	5,854	5,854	—	5,854
Result from valuation of available for sale sec.	—	—	—	—	592	—	592
Effect of subsidiaries, affiliates and mutual funds	(54)	—	—	—	(106)	—	(106)
Effect of the acquisition of the remaining 30% of the subsidiary INB	(1,698)	—	—	—	(1,698)	—	(1,698)
Result from valuation of cash flow hedging inst.	—	—	—	—	209	—	209
Application of the effect of holding non-monetary assets	16	—	2,821	—	—	—	—
Change in credit card loan rating methodology (net of deferred taxes)	—	—	—	—	(683)	—	(683)
Total comprehensive income	(1,736)	—	2,821	5,854	4,168	—	4,168
Noncontrolling interest	—	—	—	—	211	1,664	1,875
Balances, December 31, 2009	(641)	—	—	5,854	41,366	3,608	44,974
TRANSACTIONS APPROVED BY STOCKHOLDERS
Issuance (repurchase) of shares	—	—	—	—	69	—	69
Transfer of prior year’s result	—	—	—	(5,854)	—	—	—
Dividend declared at the General Stockholders’ meeting on:
February 15, 2010	—	—	—	—	(343)	—	(343)
April 23, 2010	—	—	—	—	(343)	—	(343)
October 4, 2010	—	—	—	—	(343)	—	(343)
Total transactions approved by stockholders	—	—	—	(5,854)	(960)	—	(960)
COMPREHENSIVE INCOME
Net income	—	—	—	6,705	6,705	—	6,705
Result from valuation of available for sale sec.	—	—	—	—	205	—	205
Effect of subsidiaries, affiliates and mutual funds	(359)	—	—	—	(354)	—	(354)
Result from valuation of cash flow hedging inst.	—	—	—	—	(845)	—	(845)
Total comprehensive income	(359)	—	—	6,705	5,711	—	5,711
Noncontrolling interest	—	—	—	—	—	502	502
Balances, December 31, 2010	Ps.	(1,000)	Ps.	—	Ps.	—	Ps.	6,705	Ps.	46,117	Ps.	4,110	Ps.	50,227

Dr. Alejandro Valenzuela del Río Chief Executive Officer		Ing. Sergio García Robles Gil Managing Director - CFO

Lic. Benjamín Vidargas Rojas Managing Director - Audit	Lic. Jorge Eduardo Vega Camargo Deputy Managing Director — Controller	C.P.C. Nora Elia Cantú Suárez Deputy Managing Director — Accounting and Tax

GRUPO FINANCIERO BANORTE, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(In millions of Mexican pesos)

	2010		2009
Net income	Ps.	6,705	Ps.	5,854
Items not requiring (generating) resources:
Provision for loan losses	6,889		8,286
Provision for uncollectible or doubtful accounts receivable	164		182
Depreciation and amortization	1,181		954
Other Provisions	430		(1,786)
Current and deferred income tax	2,805		2,045
Equity in earnings of unconsolidated subsidiaries and associated companies	337		(313)
	18,511		15,222

OPERATING ACTIVITIES:
Changes in margin securities	(159)		(11)
Changes in investments in securities	7,626		12,312
Changes in debtor balances under repurchase and resale agreements	(579)		144
Changes in asset position of derivative financial instruments	(2,639)		501
Change in loan portfolio	(32,062)		(8,167)
Changes in acquired collection rights	523		502
Changes in receivables generated by securitizations	(518)		364
Change in foreclosed assets	94		(94)
Change in other operating assets	(1,461)		(969)
Change in deposits	18,975		15,344
Change in interbank and other loans	5,483		(15,644)
Change in creditor balances under repurchase and sale agreements	(6,892)		(7,088)
Collateral sold or pledged	9		—
Change in liability position of derivative financial instruments	2,684		(717)
Change in subordinated debentures	(350)		(2,481)
Change in other operating liabilities	(3,274)		(2,365)
Change in hedging instruments related to operations	136		133
Net operating activity cash flows	6,107		6,986

INVESTMENT ACTIVITIES:
Proceeds on disposal of property, furniture and fixtures	304		259
Acquisition of property, furniture and fixtures	(2,215)		(1,447)
Sale of subsidiaries and associated companies	69
Acquisition of subsidiaries and associated companies	(171)		(183)
Sale of other permanent investments	1		1
Acquisition of other permanent investments	—		(1)
Dividends received	227		135
Net investment activities cash flows	(1,785)		(1,236)

FINANCING ACTIVITIES:
Dividends paid	(1,029)		(364)
Repurchase of shares	69		(451)
Net financing activity cash flows	(960)		(815)

Net increase in cash and cash equivalents	3,362		4,935
Adjustments to cash flows from variation in the foreign exchange rate	(133)		(63)
Cash and cash equivalents at the beginning of the year	59,268		54,396
Cash and cash equivalents at the end of the year	Ps.	62,497	Ps.	59,268

These statements of cash flows, consolidated with those of the financial entities and other companies that form part of the Financial Group and are susceptible to consolidation, were prepared according to accounting principles applicable to Financial Service Holding Companies issued by the Mexican National Banking and Securities Commission according to article 30 of the Law of Financial Institutions. Such principles are consistently applied in the financial statements, which are presented according to sound practices and applicable legal and administrative provisions and reflect all the operations conducted by the Financial Group, its financial service subsidiaries and the other companies that form part of the Financial Group and are consolidated as of the dates above. The accompanying Consolidated Statements of cash flows have been approved by the Board of Directors in accordance with the responsibility assigned to them. The attached notes are an integral part of these consolidated statements of cash flows.

Dr. Alejandro Valenzuela del Río Chief Executive Officer		Ing. Sergio García Robles Gil Managing Director - CFO

Lic. Benjamín Vidargas Rojas Managing Director - Audit	Lic. Jorge Eduardo Vega Camargo Deputy Managing Director — Controller	C.P.C. Nora Elia Cantú Suárez Deputy Managing Director — Accounting and Tax

GRUPO FINANCIERO BANORTE, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FOR THE YEAR ENDED DECEMBER 31, 2008

(In millions of Mexican pesos)

	2008
OPERATING ACTIVITIES:
Net Income	Ps.	7,014
Items not requiring (generating) resources:
Fair value adjustments of financial instruments	(268)
Provision for loan losses	6,896
Depreciation and amortization	1,099
Deferred taxes	(245)
Provisions for other obligations	24
Noncontrolling interest	373
Equity in earnings of subsidiaries and associated companies	(276)
	14,617

Changes in operating accounts:
Increase in deposits	57,462
Increase in loan portfolio	(52,095)
Increase from treasury transactions	(220,239)
Decrease in transactions with securities or derivative financial instruments	194,552
Increase in bank and other loans	13,960
Increase in deferred taxes	(12)
Net resources generated by operating activities	8,245

FINANCING ACTIVITIES:
Increase (decrease) in subordinated debentures	10,403
Issuance of shares	103
Increase in other payables	1,269
Dividends paid	(949)
Net resources generated by financing activities	10,826

INVESTING ACTIVITIES:
Acquisition of property, furniture and fixtures, net	(1,308)
Increase in permanent stock investments	(644)
Increase in deferred charges and credits	(1,958)
Increase in foreclosed assets	(478)
Increase in other accounts receivable	(1,897)
Net resources used in investing activities	(6,285)

Net increase in cash and cash equivalents	12,786
Cash and cash equivalents available at the beginning of the year	41,610
Cash and cash equivalents available at the end of the year	Ps.	54,396

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

The attached notes are an integral part of this consolidated statement of changes in financial position.

Dr. Alejandro Valenzuela del Río Chief Executive Officer		Ing. Sergio García Robles Gil Managing Director - CFO

Lic. Benjamín Vidargas Rojas Managing Director - Audit	Lic. Jorge Eduardo Vega Camargo Executive Director Controller	C.P.C. Nora Elia Cantú Suárez General Deputy Director — Accounting and Taxes

GRUPO FINANCIERO BANORTE, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(In millions of Mexican pesos, except exchange rates and Note 30)

1 — ACTIVITY AND REGULATORY ENVIRONMENT

Grupo Financiero Banorte, S.A.B. de C.V. and subsidiaries (the Financial Group) are authorized by Mexico’s Ministry of Finance and Public Credit (SHCP) to operate as a holding company under the form and terms established by the Laws Regulating Financial Groups, subject to the supervision and monitoring of the Mexican National Banking and Securities Commission (the Commission). Their main activities consist of acquiring and managing entities engaged in the financial services industry and supervising their activities, as defined in the above-mentioned law. The Financial Group and its subsidiaries are regulated, depending on their activities, by the Commission, the Mexican National Insurance and Bond Commission, the Mexican National Retirement Savings Systems Commission (the Commissions), the Mexican Central Bank (Banco de México) and other applicable laws and regulations.

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

The powers of the Commission in their capacity as regulator of the Financial Group include reviewing the financial information and requesting modifications to such information.

The Financial Group performs their activities throughout Mexico and the United States of America (U.S.).

The Financial Group’s consolidated financial statements have been approved by the Board of Directors at their January 25, 2011 meeting in accordance with the responsibility assigned to them.

2 — SIGNIFICANT EVENTS DURING THE YEAR

a.               Issuance of promissory senior notes

On July 19, 2010, Banco Mercantil del Norte, S.A. de C.V., Institución de Banca Múltiple, Grupo Financiero Banorte (Banorte) successfully concluded the issuance in the international market of unsecured senior debt promissory notes for a total amount of 300 million USD with a maturity of 5 years and an 4.437% rate (United States Treasury (UST) + 262.5 bps). Standard and Poor’s rated these securities BBB- and Moody’s A3.

b.               Listing of American Depositary Receipts (ADRs) operations in the OTCQX International Premier platform

On July 15, 2010, the Level 1 ADR’s program (ticker: GBOOY) was authorized to operate in OTCQX International Premier; the highest level in the “Over The Counter” (OTC) market.

c.               Exposure to Compañía Mexicana de Aviación, S.A. de C.V. (CMA)

In August 2010, CMA filed for bankruptcy and suspended its operations. The outstanding balance of the loan granted by Banorte to Gamma Servicios de Negocios, S.A. de C.V. (Gamma Servicios), a CMA subsidiary, totaled Ps.1,576 at the time of such filing. As the loan granted to Gamma Servicios was secured with present and future collection rights derived from the sale of plane tickets using credit card sales in Mexico and the U.S., it was partially amortized by the resources obtained through some of these guarantees. As of December 31, 2010 and 2009, the outstanding loan balance is Ps. 1,252 and Ps. 1,576, respectively. To date, the reserves that Banorte has constituted to cover potential losses from this loan equal 100% of the outstanding balance. Since the loan’s origination, the collection rights derived from ticket sales have been voluntarily and irrevocably transferred by CMA to the Administration and Payment Trust managed by HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, and by accounts in custody of banks in the U.S. According to the external Counsel, for the time being, it is impossible to predict the final outcome of the bankruptcy proceeding or the potential losses stemming from this loan.

d.               Merger with IXE Grupo Financiero, S.A.B. de C.V. (IXE Grupo Financiero)

On November 17, 2010, the Financial Group and IXE Grupo Financiero signed a merger agreement through an exchange of shares valued at Ps. 16,232 at the moment. The Financial Group will issue approximately 308 million new shares and will exchange them at an exchange ratio of 0.3889943074 shares of the Financial Group for each IXE Grupo Financiero share. Such merger, still subject to government authorization, is expected to be formalized during the first quarter of 2011. The operations of both companies will be merged into a single financial group called Grupo Financiero Banorte, S.A.B. de C.V.

e.               Securitization of Controladora Commercial Mexicana, S.A.B. de C.V.’s loan (CCM)

In December 2010, Banorte securitized CCM’s loan, transferring the risks and benefits related to the loan to a Trust created especially for this transaction (the Trust). The Trust issued Series A stock certificates for Ps. 190, Series B for Ps. 175, Series C for Ps. 168 and Series D for Ps. 63, placed among private investors, which secured the holders the net payment of the funds received from each tranche of CCM’s loan which they are linked to, once the expenses related to the Trust are discounted. The securitization was recorded as a sale and reported in 2010 a profit for Ps. 596. This profit is equivalent to the difference between the received assets recorded at fair value and the book value of the transferred assets.

3 — BASIS OF PRESENTATION

Monetary unit of the financial statements

The consolidated financial statements and notes as of December 31, 2010 and 2009 and for the years then ended include balances and transactions in Mexican pesos of purchasing power of such dates.

Consolidation of financial statements

The accompanying consolidated financial statements include those of the Financial Group and its subsidiaries mentioned below. All significant intercompany balances and transactions have been eliminated in consolidation.

As of December 31, 2010 and 2009, the Financial Group’s consolidated subsidiaries and its equity ownership is as follows:

Banco Mercantil del Norte, S.A. and subsidiaries	92.72%
Casa de Bolsa Banorte, S. A. de C. V. and subsidiaries	99.99%
Arrendadora y Factor Banorte, S. A. de C. V.	99.99%
Almacenadora Banorte, S. A. de C. V.	99.99%

Conversion of Financial Statements of Banorte USA, Corporation and Subsidiaries (indirect foreign subsidiary)

In order to consolidate the financial statements of Banorte USA, they are first adjusted in the recording and functional currency (U.S. dollar) to conform to the accounting criteria established by the Commission. The financial statements are then converted to the reporting currency (Mexican peso) according to the following methodology:

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

Comprehensive Income

This is the change in stockholders’ equity during the year, for items other than distributions and activity in contributed common stock, and is comprised of the net income of the year plus other comprehensive income (loss) items of the same period, which are presented directly in stockholders’ equity without affecting the consolidated statements of income, in accordance with the accounting practices established by the Commission. In 2010 and 2009, comprehensive income includes the net income of the year, the result from valuation of available for sale securities, the effect of subsidiaries, affiliates and mutual funds; the result from valuation of cash flow hedging instruments; the application of the cumulative result of non-monetary asset holdings, and the change in credit card loan rating methodology.

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

Pursuant to accounting Circular A-1, “Basic Framework of the Accounting Criteria Applicable to Banking Institutions”, prescribed by the Commission, the Financial Group’s accounting will adhere to Mexican Financial Reporting Standards (NIF), defined by the Mexican Board for Research and Development of Financial Reporting Standards (CINIF), except when the Commission deems it necessary to apply a specific accounting standard or Circular, considering the fact that financial institutions perform specialized operations.

Recognition of the effects of inflation in financial information

Inflation recognition is done pursuant to NIF B-10 “Inflation Effects” which considers two types of economic environments: a) inflationary, when the accumulated inflation of the three previous years is 26% or over, in which case the inflation effects must be acknowledged; b) non-inflationary, when in the same period inflation is less than 26%; in this case the effects of inflation should not be recorded in the financial statements.

The cumulative Mexican inflation over the three years prior to 2010 and 2009 was 14.55% and 15.03%, respectively. Therefore, the Mexican economy is considered as non-inflationary according to the NIF B-10 definition. As of January 1, 2008, the Financial Group is no longer adjusting for the effects of inflation. However, assets, liabilities and stockholders’ equity as of December 31, 2010 and 2009 include the restatement effects recorded up through December 31, 2007.

The Mexican inflation rates for the years ended December 31, 2010 and 2009 were 4.29% and 3.72%, respectively.

Cash and cash equivalents

Cash and cash equivalents are stated at nominal value, except for precious metal coins, which are stated at fair value at the end of the period. Funds available in foreign currency are valued at the FIX exchange rate published by Banco de México at the consolidated balance sheet date.

Trading securities

Trading securities are those owned by the Financial Group, acquired with the intention of selling them for a profit derived from price differences in short-term purchase and sale operations made by the Financial Group as a market participant.

At acquisition they are initially recorded at fair value, which may include either a discount or premium.

These securities (including both capital and accrued interest) are stated at fair value, which is determined by the price vendor contracted by the Financial Group.

The trading securities valuation result is recorded in the results of the period.

Available for sale securities

Securities available for sale are debt or equity securities that are neither classified as trading nor held to maturity, therefore they represent a residual category, which means that, they are purchased with an intention different from the trading or held to maturity securities.

They are valued in the same way as trading securities, but with unrealized gains and losses recognized in other comprehensive income within stockholders’ equity.

In an inflationary environment, the result of the monetary position corresponding to the valuation result of securities available for sale is recorded in other comprehensive income in stockholders’ equity.

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

Reclassification of securities from held to maturity to available for sale is allowed, provided there is no intention or ability of holding them to maturity. The Commission’s expressed authorization is required to reclassify securities to held to maturity, or from trading to securities available for sale.

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

The Financial Group periodically verifies whether it’s available for sale securities and those held to maturity show any impairment loss, by means of an evaluation on the quarterly balance sheet date or whenever there are indications of an impairment loss.

Securities are deemed as impaired and therefore incur an impairment loss if and only if there is objective evidence of the impairment loss as a result of a set of events that occurred after their initial value was recorded. Such events should have an impact on the estimated future cash flows, which must be determined in a reliable manner.

These events may include: issuer’s significant financial difficulties; likelihood of the issuer’s filing for bankruptcy or financial reorganization; noncompliance with contractual clauses such as failure to pay interest or the principal; loss of an active market for the securities due to financial difficulties; lower credit rating and sustained reduction in the issue price, in combination with additional information.

In addition to the aforementioned events, objective evidence of impairment loss for a net asset instrument includes information about significant changes with adverse effects that occurred in the technological, market, economic or legal situation in which the issuer operates, and which indicates a possible loss of the cost of investing in the net asset instrument.

The events considered by the model are divided into:

a)              Information that the Financial Group has about the securities (breach of contract covenants, financial, economic or legal problems).

b)             Information that the Financial Group has about the issuer (issuer’s probability of bankruptcy, financial reorganization and financial difficulties).

c)              Information that the market has about the securities (rating assigned by Commission-approved agencies).

d)             Information that the market has about the issuer (rating assigned by Commission-approved agencies).

The evaluation model that the Financial Group applies to determine impairment loss incorporates the aforementioned events according to their importance and rates them as per a severity average used to estimate the return on investment. Similarly, it incorporates the existence of guarantees, which contributes to lower impairment losses.

The investments on which impairment losses have been recognized are analyzed on a quarterly basis to identify the possible recovery of their value and, if applicable, reverse the recorded loss in the consolidated statements of income for the year such recovery is achieved.

Customer repurchase agreements (repos)

This is a transaction through which the purchaser acquires ownership of credit securities for a sum of money and is obligated to transfer the property of another amount of securities of the same kind to the seller of the securities within the agreed term and in exchange for the same price, plus a premium. The purchaser keeps the premium unless agreed otherwise.

Repurchase transactions are recorded according to their economic substance, which is financing with collateral, through which the Financial Group, acting as the purchaser, provides cash as financing in exchange for financial assets that serve as guarantee in case of non-compliance.

On the repurchase agreement transaction contract date, the Financial Group, acting as the seller, records the cash inflow, or else a settlement debtor account as well as a payable account at its fair value, initially at the agreed price, which represents the obligation to reimburse the cash to the purchaser. The account payable is subsequently valued over the term of the repurchase agreement at amortized cost by recognizing the interest from the repurchase agreement in the year’s results using the effective interest method.

As to the collateral granted, the Financial Group reclassifies the financial asset in the consolidated balance sheets as restricted and values it according to the criteria mentioned earlier in this note until the maturity of the repurchase agreement.

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

Derivatives financial instruments

The Financial Group is authorized to perform two types of transactions involving derivatives financial instruments:

Transactions to hedge the Financial Group’s open risk position: Such transactions involve purchasing or selling derivatives financial instruments to mitigate the risk resulting from one or a group of given transactions.

Transactions for trading purposes: The Financial Group enters into such transactions as a market participant for reasons other than to hedge its exposed position.

Transactions with derivative financial instruments are presented in assets or liabilities, as applicable, under the heading “Derivatives financial instruments”, separating derivatives for trading purposes from those for hedging purposes.

When entering into transactions involving derivatives financial instruments, the Financial Group’s internal policies and norms require an assessment and if necessary determination of different risk exposures for each counterparty in the financial system that have been authorized by the Banco de México to enter into these types of transactions. Regarding corporate customers, a preauthorized credit line by the National Credit Committee must be granted or liquid guarantees must be given through a securitized collateral contract before entering into these types of transactions. Medium and small sized companies and individuals must provide liquid guarantees established in securitized collateral contracts with this type of transactions.

The recognition or cancellation of assets and/or liabilities resulting from transactions involving derivatives financial instruments occurs when these transactions are entered into, regardless of the respective settlement or the delivery date.

Forward and futures contracts

Forward and futures contracts with trading purposes establish an obligation to buy or sell a financial asset or an underlying at a future date in the quantity, quality and prices pre-established in the contract. Futures contracts are recorded initially by the Financial Group in the consolidated balance sheets as an asset and a liability at fair value, which represents the price agreed in the contract in order to acknowledge the right and obligation to receive and/or deliver the underlying, as well as the right and obligation to receive and/or deliver the cash equivalent to the underlying, object of the contract.

The derivatives are presented in a specific item in assets or liabilities depending on whether their fair value (as a consequence of the rights and/or obligations it establishes) corresponds to a debtor balance or creditor balance. Such debtor or creditor balances in the consolidated balance sheets are offset when the Financial Group has the contractual right to offset the stated amount, the intention to settle the net amount or to realize the asset and cancel the liability simultaneously.

In the case of transactions for trading purposes, their balance represents the difference between the fair value of the contract and the established “forward” price.

Option contracts

Through paying a premium, options contracts grant the right but not the obligation to buy or sell a financial asset or underlying instrument at a given price within an established term.

Options are divided into: options to buy (calls) and options to sell (puts). Both can be used as trading or hedging instruments.

Options can be executed on a specific date or within a certain period of time. The price is agreed in the option and may be exercised at the discretion of the buyer. The instrument used to establish the price is the reference or underlying value.

The premium is the price the holder pays to the issuer for the option rights.

The holder of a call option has the right, but not the obligation, to purchase from the issuer a certain financial asset or underlying instrument at a fixed price (transaction price) within a certain term.

The holder of a put option has the right, but not the obligation, to sell a certain financial asset or underlying instrument at a fixed price (transaction price) within a certain term.

The Financial Group records the option premium as an asset or liability at the transaction date. The fluctuations resulting from market valuation of the option’s premium are recorded by affecting the income statement in the account “Trading results” and the corresponding balance sheet account.

Swaps

These are two-party contracts through which a bilateral obligation is established to exchange a series of cash flows for a certain period of time on pre-set dates at a nominal or reference value.

They are recorded at fair value which corresponds to the net amount between the asset and liability portion for the rights and obligations agreed upon; they are subsequently valued at fair value using the present value of the future flows to receive or grant according to the projections for future implicit applicable rates, discounting the market rate on the valuation date with yield curves given by the price provider. The result of such valuation is recorded in the year’s results.

Management’s risk policies regarding hedging contracts to protect the Financial Group’s balance sheet is to anticipate interest and exchange rate fluctuations, thereby protecting the Shareholders’ Equity.

For hedging derivatives, the Financial Group applies in all cases the cash flow hedging method and the accumulated compensation method to measure effectiveness. Both methods are approved by current accounting standards. In case ineffective hedges are detected, they are recorded in the year’s results.

The Financial Group documents hedging transactions from the moment that the derivative instruments are designated as hedging transactions. A file for each transaction is created in order to have documented proof as per Circular B-5 paragraph 71, which establishes conditions for the use of hedge accounting.

Accordingly, the Financial Group documents its hedging transactions based on the following guidelines:

•                  A cash flow hedging transaction is recorded as follows:

a.               The effective portion of the hedging instrument’s gain or loss is recorded as a component of other comprehensive income in stockholders’ equity using as an asset or liability account called “derivatives financial instruments” with an offsetting account in the liquid assets or liabilities. The portion determined as ineffective is measured through retrospective test, and when they result in over-hedging, they are immediately recognized in current earnings.

b.              The effective hedge component recognized in stockholders’ equity associated with the hedged item is adjusted to equal the lower (in absolute terms) of these items:

I.                 The accumulated gain or loss of the hedging instrument from its inception.

II.             The accumulated change in the fair value (present value) of the hedged item’s expected future cash flows from the  beginning of the transaction.

Valuation method

Since the derivatives used by the Financial Group are considered as conventional (“plain vanilla”), the standard valuation models contained in the derivatives transaction systems and the Financial Group’s risk management is used.

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

The valuation methods are based on the market’s accepted and commonly used principles. At present, derivatives are valued by the cash flow present value method, except in the case of options. This method consists of estimating future derivative flows, using the difference between the derivative’s fixed level and the forward market curves on the valuation date, and then discounting such flows and updating them to the present value. Options are valued under the Black and Scholes method, which in addition to the present value, involves the volatility and probability of occurrence for calculating the premium. Once the option’s market value is obtained, it is compared to the original premium accrued on the valuation date.

Operation strategies

Trading

The Financial Group participates in the derivatives market with trading purposes, and the risk exposures generated are computed within its overall VaR limit.

The trading strategy is submitted on a weekly basis to the Financial Group’s Treasury Committee, which analyzes the current risks and makes any necessary decisions.

The trading strategy is carried out according to market levels and expectations, maximizing the circumstances to obtain a benefit by trading, margin and volatility. Each trading strategy is submitted to the Treasury Committee on a weekly basis for its consideration. The Committee analyzes the risks and then decides accordingly.

Hedging

The hedging strategy is determined annually and when market conditions require it. Hedging strategies are submitted to the Risk Policies’ Committee.

Hedging transactions comply with the applicable norm set forth in Circular B-5 of the CNBV. This implies, among other things, that the hedge’s effectiveness must be evaluated both prior to its arrangement (prospective) and thereafter (retrospective). These tests are performed on a monthly basis.

The hedging strategy is determined annually and each time the market conditions require. Hedges are used to reduce foreign exchange risks, through both exchange rate forwards and currency swaps, as well as interest rates by means of interest rate swaps. This is done with the purpose of setting the rates paid in debt issued by the Financial Group, thereby insuring its payment, and to make investments that generate greater value for the customers. The main strategy is to insure the Financial Groups’ future income and expenses, maximizing the benefits.

Hedging derivatives can be restated whole or partially due to hedging inefficiencies, maturity or sale of primary position.

Contingencies

To enter the derivatives market, the Financial Group is bound by an agreement to deliver its financial information in a timely manner and to abide by the applicable laws, regulations and provisions, as well as to give written notice to the affected parties in an event that could be considered as early termination, which could lead to a credit contingency. These include the following: bankruptcy filing, payment suspension, restructuring, intervention, liquidation, dissolution or other similar judicial or extra-judicial proceedings that affect the Financial Group; if the statements stipulated in the contract are incorrect; the Financial Group’s failure to fulfill its obligations and/or payments; breach of contract; the Financial Group’s consolidates or merges with another entity thereby transferring a substantial portion of its assets; failure to provide the guarantees that were agreed in the event of noncompliance with obligations or if such guarantees are expired or diminished in value; the Financial Group’s falls into insolvency, lower credit quality or illegality due to changes in the tax or legal legislation; the existence of a ruling, proceeding or embargo against the Financial Group that could substantially affect its ability to fulfill its obligations in a timely manner; or general noncompliance with obligations. Each ground for early termination is subject to the counter-party’s consideration to determine its importance and significance regarding the Financial Group’s ability to comply.

At present no such contingency situations have arisen.

Embedded derivatives

Embedded derivatives are those contract components that do not intend to explicitly originate a derivative financial instrument but rather that the implicit risks generated or hedged by those components differ in their economic and risk features from those of the contract, and therefore display behavior and features similar to those of a common derivative.

Identified embedded derivatives are separated from the host contract for valuation purposes and are treated as a derivative when they meet the features set forth in Circular B-5 paragraph 22. The main embedded derivatives recognized by the Financial Group are from service and leasing contracts established in US dollars.

Loan portfolio

The loan portfolio represents the balance of amounts effectively granted to borrowers plus uncollected accrued interest minus interest collected in advance. The allowance for loan losses from credit risks is presented as a reduction of the loan portfolio.

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

The fees charged for the initial granting of loans will be recorded as a deferred credit, which will be amortized as interest income, using the straight-line method over the loan’s contractual term, except those originating from revolving loans, which are amortized over a 12-month period.

Annual credit card fees whether the first annual charge of a renewal, are recorded as a deferred credit and amortized over a 12-month period against the year’s results in the commission and fee income line item.

The costs and expenses associated with the initial granting of a loan are stated as a deferred charge, which is amortized against the year’s earnings as interest expense for the duration of the loan, except those originating from revolving loans and credit cards which are amortized over a 12-month period.

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

The recognition of interest income is renewed when the portfolio is no longer considered past-due, which occurs when the outstanding balances, including the principal, interest and any other item, are paid in full.

Restructured loans are those whose terms have been modified due to the borrowers’ financial difficulties, and it was decided to grant them a concession. Such modifications may include: reductions in the interest rate, debt forgiveness or term extensions.

The Financial Group regularly evaluates whether a past-due loan should remain in the balance sheet or be written off. Such write-offs are done by canceling the outstanding loan balance against the allowance for loan losses. The Financial Group may opt to eliminate from its assets those past-due loans that are 100% provisioned according to the following parameters:

Commercial loans — Must be classified in past-due loans, with an E risk rating, 100% reserved and unsecured by any fund.

Consumer loans — 180 days or more overdue.

Mortgage loans — 270 days or more overdue.

Allowance for loan losses

Application of new portfolio classification provisions

The loan portfolio is rated according to the rules issued by the Commission and the internal methodology authorized by such Commission.

In the case of consumer and mortgage loans, the Financial Group applies the general provisions applicable to credit institutions in rating the loan portfolio as issued by the Commission on October 25, 2010 and December 2, 2005, respectively. The Financial Group uses the internal methodology authorized by the Commission for rating commercial loans.

Such provisions also establish general methodologies for the rating and calculation of allowances for each type of loan, while also allowing credit institutions to classify and calculate allowances based on internal methodologies, when previously approved by the Commission.

Since June 2001, the Financial Group has the Commission’s approval to apply its own methodology to commercial loans, called Internal Risk Classification (CIR Banorte). CIR Banorte applies to commercial loans with outstanding balances equal to or greater than 4 million UDIS or its equivalent in Mexican pesos. This methodology is explained below.

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

Derived from the acquisition of INB Financial Corp. (INB) in 2006, the Financial Group applied the loan rating methodologies established by the Commission to INB’s loans, homologating the risk degrees and adjusting the allowance for loan losses derived from applying such methodologies.

On November 30, 2010, the Commission issued Document 121-4/5486/2010, which renews for a two-year period, as of December 1, 2010, the authorization for such internal loan rating methodology.

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

For the portfolios valued using the interest method, the Financial Group evaluates them twice a year to verify if the cash flow estimate of its collection rights is consistent with actual recoveries and therefore considered to be effective. The Financial Group uses the cost recovery method on those collection rights in which the expected cash flow estimate is not highly effective. The expected cash flow estimate is considered as “highly effective” if the result of dividing the sum of the flows actually collected by the sum of the expected cash flows is between 0.8 and 1.25 when such effectiveness is evaluated.

Securitizations involving transfer of ownership

Through securitization transactions involving the transfer of ownership in mortgage and government loans, the Financial Group transfers those financial assets to a trust so that it publicly issues securities through an intermediary. The securities represent the right to the yield on the securitized portfolio and, as compensation the Financial Group receives cash and a receipt, which grants it the right over the trust’s cash flow remnants after paying the holders for their certificates. This receipt is recorded at its fair value under “Receivables generated by securitizations”

The Financial Group provides management services for the transferred financial assets and records the revenue in the period’s earning when accrued. These revenues are stated under “Other income.”

The valuation of the benefits to be received from securitization operations is recorded in the income statement under other income or other expenses, as applicable.

Other accounts receivable and payable

The Financial Group performs a study to quantify the different future events that could affect the amount in accounts receivable over 90 days and thus determine the percentage of non-recoverability in order to calculate its allowance for doubtful accounts. The remaining balance of accounts receivable is reserved at 90 calendar days from the initial recognition.

The balances of asset and liability settlement accounts represent transactions involving the sale and purchase of currency and securities, which are recorded when entered into and are settled within 48 hours.

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

Foreclosed assets, net

Foreclosed property or property received as payments in kind are recorded at the lower of their cost or fair value minus the strictly necessary costs and expenses disbursed in the foreclosure. Cost is determined as the forced-sale value established by the judge upon foreclosure or, in the case of payments in kind, the price agreed between the parties involved.

When the value of the asset or the accrued or past due amortizations leading to the foreclosure, net of estimates, is higher than that of the foreclosed property, the difference is recorded in the period’s results under “Other Revenues.”

When the value of the asset or the accrued or past due amortizations leading to the foreclosure, net of estimates, is lower than that of the foreclosed property, its value is adjusted to the asset’s net value.

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

The provisions applicable to the new valuation methodology for the allowance for loan losses mentioned above define the valuation methodology for reserves related to either foreclosed property or those assets received as payment in kind, establishing that additional quarterly provisions must be created to recognize the potential decrease in value over time of property awarded under legal proceedings, out-of-court or received as payment in kind and the investments in securities received as foreclosed goods or payment in kind, based on the following guidelines:

I. In the case of collection rights and real property, the provisions referenced in the preceding paragraph must be treated as follows:

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

II. Investments in securities must be valued in accordance with the provisions of the Commission’s accounting Circular B-2, using annual audited financial statements and monthly financial information of the issuer.

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

The amount of the reserves to be created will be the result of applying the reserve percentage determined under the preceding table to the awarded value of the property based on the accounting criteria. Furthermore, when problems are identified regarding the realization of the value of the foreclosed property, the Financial Group records additional reserves based on management’s best estimates. On December 31, 2010, there are no reserves in addition to those created by the percentage applied based on the accounting criteria that could indicate realization problems with the values of the foreclosed properties.

If appraisals subsequent to the foreclosure or payment in kind result in the recording of a decrease in the value of the collection rights, securities, personal or real property, the reserve percentages contained in the preceding table can be applied to the adjusted value.

Property, furniture and equipment

Property, furniture and equipment are recorded at acquisition cost. The balances of acquisitions made until December 31, 2007, were restated using factors derived from the value of the UDI of that date.

Depreciation is calculated using the straight-line method based on the useful lives of the assets as estimated by independent appraisers.

Permanent stock investments

The Financial Group recognizes its investments in associated companies where it has control or significant influence using the equity method, based on the book values shown in the most recent financial statements of such entities.

Income Taxes (ISR), Business Flat Tax (IETU) and Employee Statutory Profit-Sharing (PTU)

The provisions for ISR, IETU and PTU are recorded in the results of the year in which they are incurred. Deferred taxes are recognized if, based on financial projections, the Financial Group expects to incur ISR or IETU, and records the deferred tax it will pay. The Financial Group will record deferred ISR or IETU, corresponding to the tax it will pay. Deferred taxes are calculated by applying the corresponding tax rate to the applicable temporary differences resulting from comparing the accounting and tax bases of assets and liabilities and including, if any, future benefits from tax loss carryforwards and certain tax credits. The deferred tax assets are recorded only when there is a high probability of recovery.

The net effect of the aforementioned items is presented in the consolidated balance sheets under the “Deferred taxes, net” line.

Intangible assets

Intangible assets are recognized in the consolidated balance sheets provided they are identifiable and generate future economic benefits that are controlled by the Financial Group. The amortizable amount of the intangible asset is assigned on a systematic basis during its estimated useful life. Intangible assets with indefinite lives are not amortized, and their value is subject to annual impairment tests.

Goodwill

The Financial Group records goodwill when the total fair value of the acquisition cost and the noncontrolling interest is greater than the fair value of the net assets of the acquired business, pursuant to NIF B-7 “Business acquisitions.” As goodwill is considered an intangible asset with an indefinite life, it is subject to impairment tests at least annually according to NIF C-15 “Impairment in the value of long-lasting assets and their disposal.” No indicators of impairment of goodwill have been identified as of December 31, 2010 and 2009.

Deposits

Liabilities derived from deposits, including promissory notes settled at maturity, are recorded at their funding or placement cost plus accrued interest, determined according to the number of days elapsed at each monthly close, which are charged against results when accrued as an interest expense.

Interbank and other loans

These loans are recorded based on the contractual value, recognizing the interest in the year’s earnings as accrued. The Financial Group records in this item the direct loans obtained from domestic and foreign banks, loans obtained through bids with Banco de Mexico and development fund financing. Furthermore, this includes discounted loan portfolios from funds provided by banks specializing in financing economic, productive or development activities.

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

Defined benefits plan

The Financial Group records a liability for seniority premiums, pensions and post-retirement medical services as incurred based on calculations by independent actuaries using the projected unit credit method, using nominal interest rates. Accordingly, this recognizes the liability whose present value will cover the obligation from benefits projected to the estimated retirement date of the Company’s overall employees, as well as the obligation related to retired personnel.

The balance at the beginning of each period of actuarial gains and losses derived from pension plans exceeding 10% of the greater amount between the defined benefits obligation and plan assets are amortized in future periods against current results, in the case of pension plan, medical service and seniority premiums to retirement.

In the case of seniority premiums related to termination and remuneration at the end of the employment relation, earnings or losses are recognized immediately in the period that are generated, as specified by the NIF D-3 “Employee benefits”.

The Financial Group applies the provision of NIF D-3 related to the recognition of the liability for severance payments for reasons other than restructuring, which is recorded using the projected unit credit method based on calculations by independent actuaries.

Defined contribution plan

As of January 2001, the Financial Group provided a defined contribution pension plan. The participating employees are those hired as of this date as well as those hired prior to such date that enrolled voluntarily. The pension plan is invested in a fund.

The employees who were hired prior to January 1, 2001 and decided to enroll voluntarily in the defined contribution pension plan received a contribution from the Financial Group for prior services equivalent to the actuarial benefit accrued in their previous defined benefit plan that was cancelled. The initial contribution was made from the plan assets that had been established for the original defined benefit plan and participants were immediately assigned 50% of such amount with the remaining 50% to be assigned over 10 years.

The initial payment to the defined contribution plan for past services was financed with funds established originally for the defined benefit plan as a result of the early termination of its obligations and recognized in accordance with the requirements of NIF D-3.

The labor obligations derived from the defined contribution pension plan do not require an actuarial valuation as established in NIF D-3, because the cost of this plan is equivalent to the Financial Group’s contributions made to the plan’s participants.

Foreign currency conversion

Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate at the close of each period. The exchange rate used to establish Mexican peso equivalence is the

FIX exchange rate published by Banco de México. Foreign exchange fluctuations are recorded in the results of operations.

Interest from outstanding subordinated debentures

Accrued interest from outstanding subordinated debentures is recognized as it is accrued and translated according to the exchange rate in effect at each monthly close.

Transfer of financial assets

The Financial Group may act as the assignor o assignee, as applicable, in this type of transactions. Moreover the Financial Group evaluates whether or not to retain the risks and benefits associated with the asset property to determine whether or not there was a transfer of property in a transaction. In transactions involving the transfer of ownership in financial assets, the assignor yields control and substantially transfers all the risks and benefits over such assets. Therefore, the assignor derecognizes such assets and records the consideration received in the transaction. Conversely, the assignee recognizes such financial assets and the transfer consideration in its accounting records.

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

Main subsidiaries’ income recognition

Banorte Casa de Bolsa

Permanent stock investments — represented mainly by stockholders’ equity shares of the distributing Investment Companies. Permanent stock investments are originally recorded at their acquisition cost and restated up to December 31, 2007, based on the factor derived from the UDI or the equity method, as applicable, based on the last available financial statements, and if necessary, losses in value are recorded based on the information provided by the affiliated companies’ management. Regarding the mutual funds managed by the Operating Company, the valuation increase is from comparing the original value to the book value one day prior to the close of the period. The valuation effect at book value is recorded in the statement of income under “Share in subsidiaries and affiliates’ income”.

Recognition of income from services, financial advisory and securities purchase-sales — the fees and rates generated by customer securities’ operations are recorded as performed.

Income from financial advisory is recorded when accrued as per the contract.

Securities purchase-sales results are recorded when performed.

Income and expenses are recorded as generated or accrued as per the relative contracts.

Share dividends are recorded at zero value in investments: therefore they only affect the results when the shares are sold.

Arrendadora y Factor Banorte

Credit from finance leasing operations, net — finance leasing operations are recorded as direct financing, wherein the account receivable is the total amount of the settled rents, and potential profit is the difference between such amount and the cost of the leased properties. Net financed capital is recorded on the general balance sheet, deducting the total of rents from the potential profit.

Loans from operating leasing operations — represent company assets given to a third party for the latter’s temporary use and enjoyment for a given term equal to or over six months. The operating leasing contract rents are recorded as income as accrued.

Loans from factoring operations, net — funded or non-funded factoring is recorded as follows:

•                  Ceded portfolio — the amount is recorded in loan portfolios, minus the difference between loans and the financed amount.

•                  Profit from acquired documents (interest) - calculated in advance, per completed month and upon maturity, recorded in factoring, and both are applied to results as accrued.

Recognition of income — interest from leasing and financial factoring is recognized as income as accrued; however the accumulation of interest is suspended whenever the uncollected interest and/or total loan is transferred to past-due loans. Accrued, normal and past-due interest during the period the loan is considered past-due is recognized as income as collected.

Profit to realize from financial leasing is recognized as income as accrued. The final value of the good in financial leasing is recognized as income when purchased.

The fees for credit opening in leasing and factoring operations are recognized as income as accrued.

Afore Banorte-Generali

Recognition of income - the administration fees are recognized as income as accrued.

The Pension Fund can only collect fees from workers charged to their individual accounts and the contributions received. Such fee is determined by the balance of received contributions. It may be a percentage of such concepts, a fixed fee or a combination of both, and can only be made when the worker’s contributions are effectively invested in the Siefores that the Pension Fund manages and the necessary daily provisions have been recorded in the Siefores accounting.

The profit or loss generated from selling investments in Siefores shares is recorded in the income statement as realized.

Seguros Banorte-Generali

Income from premiums — Recognized as follows:

a.               The income for group and collective life insurance premiums is recorded in income as the partial payment receipt is issued, deducting the premiums ceded in reinsurance.

b.              Income from premiums for accidents, illness and damage is recorded in terms of the policies contracted in the year, even though their term is for over one year, deducting the premiums ceded in reinsurance.

c.               Income from rights and surcharges on policies with segmented payments is recorded in income as collected and the uncollected portion is recorded in deferred loans.

5 — CASH AND CASH EQUIVALENTS

As of December 31, 2010 and 2009, this line item was composed as follows:

	2010		2009
Cash	Ps.	12,308	Ps.	9,415
Banks		46,113		45,949
Other deposits and available funds		4,076		3,904
	Ps.	62,497	Ps.	59,268

On December 31, 2010, “Other deposits and available funds” include Ps. 857 for funds due to be received in 24 and 48 hours, and Ps. 36 in gold and silver coins. In 2009, it included Ps. 1,598 for funds due to be received in 24 and 48 hours, and Ps. 35 in gold and silver coins.

The exchange rate used for the conversion of gold and silver coins (Centenarios and Troy ounces, respectively) was Ps. 17,872.67 and Ps. 399.63, per unit, respectively, in 2010 and Ps. 14,627.95 and Ps. 239.89, per unit, respectively, in 2009.

“Banks” is represented by cash in Mexican pesos and US dollars converted at the exchange rate issued by Banco de México of Ps. 12.3496 and Ps. 13.0659 as of December 31, 2010 and 2009, respectively and is made up as follows:

	Mexican pesos				Denominated in US dollars				Total
	2010		2009		2010		2009		2010		2009
Call money	Ps.	3,000	Ps.	2,447	Ps.	3,458	Ps.	653	Ps.	6,458	Ps.	3,100
Deposits with foreign credit institutions		—		—		12,368		15,928		12,368		15,928
Domestic banks		834		370		—		—		834		370
Banco de México		26,345		26,510		108		41		26,453		26,551
	Ps.	30,179	Ps.	29,327	Ps.	15,934	Ps.	16,622	Ps.	46,113	Ps.	45,949

As of December 31, 2010 and 2009, the Financial Group had made monetary regulation deposits of Ps. 26,345 and Ps. 26,342, respectively.

As of December 31, 2010 and 2009, the total sum of restricted cash and cash equivalents is Ps. 36,819 and Ps. 33,289, respectively. This includes monetary regulation deposits, futures placed in the domestic and foreign market, call money and contracted transactions pending settlement in 24 and 48 hours.

The interbank loans are documented and accrued at an average rate of return of 0.182% and 0.167% in USD and 4.5% and 4.5% in pesos, as of December 31, 2010 and 2009, respectively.

6 - INVESTMENTS IN SECURITIES

a. Trading securities

As of December 31, 2010 and 2009, trading securities are as follows:

2010	2009
Acquisition cost	Accrued interest	Valuation increase (decrease)	Book value	Book value
CETES	Ps.	2,544	Ps.	—	Ps.	(1)	Ps.	2,543	Ps.	926
Bonds	532	25	1	558	520
Development Bonds	3,241	4	3	3,248	3,136
Savings protection bonds (BPAS)	39,000	194	33	39,227	9,494
Bank securities	17,218	12	5	17,235	9,994
UMS	54	1	(2)	53	—
Securitization certificates	3,114	14	43	3,171	260
Treasury notes	23	—	—	23	65
Other securities	61	1	—	62	—
Investment funds	61	—	—	61	64
Ps.	65,848	Ps.	251	Ps.	82	Ps.	66,181	Ps.	24,459

During 2010 and 2009, the Financial Group recognized a profit (loss) of Ps. 46 and (Ps. 17), respectively, under “Brokerage revenues” for the fair value valuation of these instruments.

As of December 31, 2010 and 2009, there are Ps. 58,154 and Ps. 19,310, respectively, in restricted trading securities associated mainly with repurchase operations.

As of December 31, 2010, these investments mature as follows (stated at their acquisition cost):

	One year or less		More than one and up to 5 years		More than 5 and up to 10 years		More than 10 years		Total
CETES	Ps.	2,544	Ps.	—	Ps.	—	Ps.	—	Ps.	2,544
Bonds	532		—		—		—		532
Development Bonds	1,070		2,171		—		—		3,241
Savings protection bonds (BPAS)	2,463		35,595		942		—		39,000
Bank securities	13,440		3,778		—		—		17,218
UMS	—		—		54		—		54
Securitization certificates	44		2,870		—		200		3,114
Treasury notes	—		—		23		—		23
Other securities	2		—		27		32		61
Investment funds	—		—		—		61		61
	Ps.	20,095	Ps.	44,414	Ps.	1,046	Ps.	293	Ps.	65,848

b. Available for sale securities

As of December 31, 2010 and 2009, available for sale securities were as follows:

	2010								2009
	Acquisition cost		Accrued interest		Valuation increase (decrease)		Book value		Book value
US Government bonds	Ps.	7,769	Ps.	28	Ps.	76	Ps.	7,873	Ps.	6,603
UMS	248		10		—		258		361
Bonds	1,424		10		85		1,519		2,718
MASTER CARD	—		—		—		—		35
BMV Shares	234		—		134		368		219
EUROBONDS	608		15		34		657		941
PEMEX bonds	833		12		25		870		824
Securitization certificates	755		1		(13)		743		—
	Ps.	11,871	Ps.	76	Ps.	341	Ps.	12,288	Ps.	11,701

As of December 31, 2010 and 2009 there are Ps. 2,674 and Ps. 2,489, respectively, in restricted trading securities.

As of December 31, 2010, these investments mature as follows (stated at their acquisition cost):

	One year or less		More than one and up to 5 years		More than 5 and up to 10 years		More than 10 years		Total
US Gov. Bonds	Ps.	—	Ps.	—	Ps.	7,769	Ps.	—	Ps.	7,769
UMS	248		—		—		—		248
Bonds	—		183		1,241		—		1,424
BMV Shares	—		—		—		234		234
EUROBONDS	—		364		244		—		608
PEMEX bonds	63		124		603		43		833
Securitization certificates	—		53		702		—		755
	Ps.	311	Ps.	724	Ps.	10,559	Ps.	277	Ps.	11,871

c. Held to maturity securities

As of December 31, 2010 and 2009, held to maturity securities are as follows:

Medium and long-term debt instruments:

	2010						2009
	Acquisition cost		Accrued interest		Book value		Book value
Government bonds- support program for Special Federal Treasury Certificates	Ps.	756	Ps.	3	Ps.	759	Ps.	725
Government bonds	578		28		606		631
Development Bonds	33,035		57		33,092		33,127
Saving protection bonds (BPAS)	71,826		377		72,203		103,759
UMS	2,277		61		2,338		2,470
Bank securities	13,930		91		14,021		26,005
PEMEX bonds	3,207		62		3,269		4,991
Private securitization certificates	13,536		47		13,583		18,582
Other securities	41		1		42		42
	Ps.	139,186	Ps.	727	Ps.	139,913	Ps.	190,332

As of December 31, 2010 and 2009, there are Ps. 125,938 and Ps. 175,369, respectively, in restricted trading securities associated mainly with repurchase operations.

As of December 31, 2010, these investments mature as follows (stated at their acquisition cost):

	One year or less		More than one and up to 5 years		More than 5 and up to 10 years		More than 10 years		Total
Government bonds- support program for Special Federal Treasury Certificates	Ps.	—	Ps.	—	Ps.	—	Ps.	756	Ps.	756
Government bonds	578		—		—		—		578
Development Bonds	22,746		10,289		—		—		33,035
Saving protection bonds (BPAS)	32,683		39,143		—		—		71,826
UMS	—		516		1,761		—		2,277
Bank securities	11,554		1,559		—		817		13,930
PEMEX bonds	—		450		2,757		—		3,207
Private securitization certificates	1,205		5,245		1,933		5,153		13,536
Other securities	3		—		11		27		41
	Ps.	68,769	Ps.	57,202	Ps.	6,462	Ps.	6,753	Ps.	139,186

Some of the investments in securities are given as collateral in derivative transactions without any restriction. Therefore, the receiver has the right to trade them and offer them as collateral.

d. Collateral

The fair value of the collateral given in derivatives’ transactions as of December 31, 2010 and 2009, is as follows:

		2010
		Fair value in millions
Type of collateral:	Instrument category	Pesos		USD	Euros
Cash	—	Ps.	155	243	—
CETES	Trading	232		—	—
UMS	Held to maturity	—		189	—
PEMEX bonds	Held to maturity	—		238	20
UMS	Available for sale	—		10	—
PEMEX bonds	Available for sale	—		58	—
Bank bonds	Available for sale	—		137	—
		Ps.	387	875	20

		2009
		Fair value in millions
Type of collateral:	Instrument category	Pesos		USD	Euros
Cash	—	Ps.	102	164	—
CETES	Trading	120		—	—
UMS	Held to maturity	—		167	—
PEMEX bonds	Held to maturity	—		353	20
UMS	Available for sale	—		13	—
PEMEX bonds	Available for sale	—		56	—
Bank bonds	Available for sale	—		116	—
		Ps.	222	869	20

As of December 31, 2010 and 2009, the Financial Group had no instruments received as collateral.

As of December 31, 2010 and 2009, interest income from securities was Ps. 11,045 and Ps. 14,458, respectively.

During 2010 and 2009, accrued interest income not collected from impaired instruments was Ps. 2 and Ps. 13, respectively.

The amount recorded for impaired available for sale and held to maturity securities as of December 31, 2010 and 2009 was:

Concept	2010		2009
Available for sale securities	Ps.	24	Ps.	81
Held to maturity securities	59		59
	Ps.	83	Ps.	140

7 - CREDITOR BALANCES UNDER REPURCHASE AND RESALE AGREEMENTS

As of December 31, 2010 and 2009, the creditor balance in repurchase transactions consist of:

Acting as seller of securities

Instrument	2010	2009
CETES	Ps.	2,234	Ps.	697
Development bonds	36,298	36,159
Bonds IPAB	1,855	654
Quarterly IPAB bonds	83,137	86,513
Semi-annual IPAB bonds	26,350	25,587
10-year bonds	1,157	625
20-year bonds	5	491
UDIBONOS	1	1
10-year UDIBONDS	3	3
Government securities	151,040	150,730
Promissory notes	1,884	5,055
CEDES	3,749	9,035
CEBUR Bank	10,975	7,628
Bank securities	16,608	21,718
Private paper	7,005	9,114
CEBUR government short term	3,924	2,481
Mortgage certificates	170	212
CEBUR government	—	1,200
Securitization certificates	—	25
Private securities	11,099	13,032
Ps.	178,747	Ps.	185,480

With the Financial Group acting as the vendor, accrued premiums charged to the results of operations during 2010 and 2009, totaled Ps. 10,913 and Ps. 13,434, respectively.

During 2010, repurchase transactions carried out by the Financial Group in its capacity as vendor ranged in term from 1 to 91 days.

Acting as securities purchaser

2010	2009
Instrument	Repurchase agreement from debtors	Received, sold collateral in repurchase	Debit difference	Credit difference	Repurchase agreement from debtors	Received, sold collateral in repurchase	Debit difference	Credit difference
CETES	Ps.	—	Ps.	—	Ps.	—	Ps.	Ps.	400	Ps.	400	Ps.	—	Ps.	—
Development bonds	50	50	—	—	7,113	7,114	1	2
Quarterly IPAB bonds	158	158	—	—	1	—	1	—
Semi-annual IPAB bonds	1,302	1,301	1	—	390	390	—	—
7-year bonds	—	—	—	—	—	—	—	—
10-year bonds	2,639	2,639	—	—	221	219	2	—
20-year bonds	2,239	2,239	—	—	73	73	—	—
10-year UDIBONDS	—	—	—	—	1,120	1,120	—	—
Government securities	6,388	6,387	1	—	9,318	9,316	4	2
Promissory notes	964	964	—	—	1,785	1,785	—	—
CEDES	3,453	3,446	7	—	—	—	—	—
Bank acceptances	3,050	3,050	—	—	—	—	—	—
Bank securities	7,467	7,460	7	—	1,785	1,785	—	—
Private paper	657	86	571	—	—	—	—	—
CEBUR government	1,510	1,517	4	11	—	—	—	—
Private securities	2,167	1,603	575	11	—	—	—	—
Ps.	16,022	Ps.	15,450	Ps.	583	Ps.	11	Ps.	11,103	Ps.	11,101	Ps.	4	Ps.	2

With the Financial Group acting as the purchaser, accrued premiums charged to the results of operations during 2010 and 2009 totaled Ps. 2,121 and Ps. 2,173, respectively.

During 2010, repurchase transactions carried out by the Financial Group in its capacity as purchaser ranged in term from 1 to 354 days.

By December 31, 2010, the amount of securities corresponding to guarantees granted and received in repurchase transactions that involved the transfer of property totaled Ps. 3 and Ps. 46, respectively, and by December 31, 2009, the totals were Ps. 120 in guarantees granted and Ps. 4 in guarantees received.

8 - DERIVATIVES FINANCIAL INSTRUMENTS

The transactions carried out by the Financial Group involving derivatives correspond mainly to futures, swaps and options contracts. These transactions are done to hedge various risks and for trading purposes.

As of December 31, 2010, the Financial Group has evaluated the effectiveness of derivatives’ transactions for hedging purposes and has concluded that they are highly effective.

As of December 31, 2010 and 2009, the Financial Group’s derivatives positions held for trading purposes are as follows:

2010	2009
Asset position	Nominal amount	Asset position	Nominal amount	Asset position
Futures
CETES-rate futures	Ps.	500	Ps.	—	Ps.	—	Ps.	—
TIIE-rate futures	160,469	—	600	—
Forwards
Foreign currency forwards	135	72	3,454	313
Options
Foreign currency options	—	—	283	2
Interest rate options	16,493	257	8,485	126
Swaps
Interest rate swaps	289,938	6,106	194,317	2,612
Exchange rate swaps	5,328	1,028	7,377	1,771
Total trading	472,863	7,463	214,516	4,824

Options
Interest rate options	15,550	80	24,200	188
Swaps
Interest rate swaps	28,940	4	27,648	8
Exchange rate swaps	7,496	512	9,996	860
Total hedging	51,986	596	61,844	1,056
Total position	Ps.	524,849	Ps.	8,059	Ps.	276,360	Ps.	5,880

2010	2009
Liability position	Nominal amount	Liability position	Nominal amount	Liability position
Futures
CETES-rate futures	Ps.	500	Ps.	—	Ps.	—	Ps.	—
TIIE-rate futures	160,469	—	600	—
Forwards
Foreign currency forwards	115	2	2,825	88
Options
Foreign currency options	60	1	287	2
Interest rate options	30,559	272	9,168	71
Swaps
Interest rate swaps	289,954	6,106	194,340	2,713
Exchange rate swaps	5,273	857	7,322	1,679
Total trading	486,930	7,238	214,542	4,553
Swaps
Interest rate swaps	28,940	2,043	27,650	980
Exchange rate swaps	3,921	1,456	4,146	2,842
Total hedging	32,861	3,499	31,796	3,822
Total position	Ps.	519,791	Ps.	10,737	Ps.	246,338	Ps.	8,375

The hedging instruments operated and their main underlying instruments are as follows:

Forwards	Options	Swaps	CCS
Fx-USD	Fx-USD	TIIE 28	TIIE 28
	TIIE 28	TIIE 91	TIIE 91
	TIIE 91	CETES 91	Libor
	Libor	Libor

The risk management policies and internal control procedures for managing risks inherent to derivatives are described in Note 32.

Transactions carried out for hedging purposes have maturities from 2011 to 2030 and are intended to mitigate the financial risk derived from long-term loans offered by the Financial Group at fixed nominal rates, as well as the exchange rate risk generated by market instruments in the Financial Group’s portfolio.

The book value of collateral used to ensure compliance with obligations derived from currency swap contracts as of December 31, 2010 is USD 632,002 thousand and EUR 20,326 thousand, and as of December 31, 2009 it was USD 704,841 thousand and EUR 20,255 thousand. Futures transactions are made through recognized markets, and as of December 31, 2010 they represent 0.10% of the nominal amount of all the derivatives’ operations contracts; the remaining 99.90% correspond to option and swap transactions in OTC markets.

As of December 31, 2010 and 2009, the collateral was comprised mainly of cash, CETES, ITS BPAS, PEMEX bonds, UMS bonds and bank bonds restricted under the categories of trading, held to maturity and available for sale securities. The restriction maturity date for this collateral is from 2011 to 2030. Their fair value is shown in Note 6 d).

As of December 31, 2010 and 2009, the Financial Group had no instruments received as collateral in derivatives’ transactions.

During 2010 and 2009, the net income on financial assets and liabilities associated with derivatives was Ps. 252 and Ps. 200, respectively.

The net amount of estimated gains or losses to date originated by transactions or events that are recorded in cumulative other comprehensive income in the consolidated financial statements and that are expected to be reclassified to earnings within the next 12 months totals Ps. 48.

As of December 31, 2010 and 2009, the main positions hedged by the Financial Group and the derivatives designated to cover such positions are:

Cash flow hedging

The Financial Group has cash flow hedges as follows:

•                  Forecast funding using TIIE rate Caps and Swaps.

•                  Recorded liabilities in Mexican pesos using TIIE rate Swaps.

•                  Recorded liabilities in foreign currency using Cross Currency Swaps.

•                  Recorded assets in foreign currency using Cross Currency Swaps.

As of December 31, 2010, there are 27 files related to hedging transactions. Their effectiveness ranges between 85% and 100%, well within the range established by the accounting standards in effect (80% to 125%). Furthermore, there is no overhedging on any of the derivatives, so as of December 31, 2010, there are no ineffective portions that the Financial Group has to record in earnings.

The following are the Financial Group’s hedged cash flows as of December 31, 2010 expected to occur and affect earnings:

Concept	Up to 3 months		More than 3 months and up to 1 year		More than 1 and up to 5 years		More than 5 years
Forecasted funding	Ps.	254	Ps.	800	Ps.	3,883	Ps.	1,316
Liabilities in Mexican pesos	111		337		983		19
Liabilities denominated in USD	—		3,932		—		—
Assets denominated in USD	360		378		2,510		7,645
Assets denominated in Euros	—		21		373		—
	Ps.	725	Ps.	5,468	Ps.	7,749	Ps.	8,980

As of December 31, 2010 and 2009, Ps. 2,114 and Ps. 1,404, respectively, were recognized in other comprehensive income in stockholders’ equity. Furthermore, Ps. 43 and Ps. 127, respectively, were reclassified from stockholders’ equity to results.

Trading and hedging derivatives: the loan risk is minimized through means of contractual compensation agreements, in which asset and liability derivatives with the same counterparty are settled for their net balance. Similarly, there may be other types of collateral such as credit lines, depending on the counterparty’s solvency and the nature of the transaction.

The following table shows the value of cash flow hedging comprehensive income:

	Valuation of cash flow hedging instruments		Net change in period		Reclassified to income
Balance, January 1, 2007	Ps.	(58)	Ps.	—	Ps.	—
Balance, December 31, 2007	Ps.	(308)	Ps.	(250)	Ps.	—
Balance, December 31, 2008	Ps.	(1,567)	Ps.	(1,259)	Ps.	18
Balance, December 31, 2009	Ps.	(1,394)	Ps.	173	Ps.	47
Balance, December 31, 2010	Ps.	(2,114)	Ps.	(720)	Ps.	42

9 - LOAN PORTFOLIO

As of December 31, 2010 and 2009, the loan portfolio by loan type is as follows:

Performing loan portfolio	Past-due loan portfolio	Total
2010	2009	2010	2009	2010	2009
Commercial loans
Denominated in domestic currency
Commercial	Ps.	99,851	Ps.	90,189	Ps.	3,765	Ps.	2,325	Ps.	103,616	Ps.	92,514
Rediscounted portfolio	5,377	4,831	—	—	5,377	4,831
Denominated in USD
Commercial	20,581	21,471	652	838	21,233	22,309
Rediscounted portfolio	674	746	—	—	674	746
Total commercial loans	126,483	117,237	4,417	3,163	130,900	120,400

Loans to financial institutions	5,521	7,131	—	—	5,521	7,131
Consumer loans
Credit card	11,159	11,801	1,040	1,610	12,199	13,411
Other consumer loans	16,669	13,911	236	332	16,905	14,243
Mortgage loans	56,168	49,881	971	1,049	57,139	50,930
Government loans	47,550	38,993	—	—	47,550	38,993
137,067	121,717	2,247	2,991	139,314	124,708
Total loan portfolio	Ps.	263,550	Ps.	238,954	Ps.	6,664	Ps.	6,154	Ps.	270,214	Ps.	245,108

As of December 31, 2010, the deferred balance of fees is Ps. 1,623, and the amount recorded in results was Ps. 654. Furthermore, the deferred balance of costs and expenses associated with the initial loan origination is Ps. 328, and the amount recorded in results was Ps. 386. The average term over which the deferred fee balance and the costs and expenses will be recorded is equivalent to the average term of the portfolio balance.

The average terms of the portfolio’s main balances are: a) commercial, 3 years; b) financial institutions, 3.2 years; c) mortgage, 17.7 years; d) government loans, 8.1 years; and e) consumer, 2.5 years.

During the years ended December 31, 2010 and 2009, the balance of written off loans that had been fully reserved as past-due loans was Ps. 5,551 and Ps. 8,278, respectively.

For the years ended December 31, 2010 and 2009, revenues from recoveries of previously written-off loan portfolios were Ps. 1,561 and Ps. 848, respectively.

Customer insurance policies that the Financial Group includes as part of the loan portfolio are car insurance; the rest of the policies are not recorded in the general balance sheet and are collected when the loan amortization is charged to the client. The amount of financed car insurance policies by December 31, 2010 and 2009 is Ps. 23 and Ps. 14, respectively.

The loan portfolio grouped into economic sectors as of December 31, 2010 and 2009, is shown below:

	2010			2009
	Amount		Reserve percentage	Amount		Reserve percentage
Private (companies and individuals)	Ps.	130,900	48.44%	Ps.	120,400	49.12%
Financial institutions	5,521		2.04%	7,131		2.91%
Credit card and consumer	29,104		10.77%	27,654		11.28%
Mortgage	57,139		21.15%	50,930		20.78%
Government	47,550		17.60%	38,993		15.91%
	Ps.	270,214	100%	Ps.	245,108	100%

Loan support programs

Special accounting treatment for the Hurricane Alex flood aid program

Given the negative impact of the floods caused by Hurricane Alex, the Financial Group decided to assist in the region’s economic recovery; this includes the states of Nuevo León, Coahuila, Tamaulipas, San Luis Potosí and Oaxaca. The support program included the following:

Car, credit card and consumer loan support consisting of:

•                  Car loans. Deferral of up to three monthly installments or freezing of balances with no interest charged for three months.

•                  Credit cards. Minimum monthly payment was waived for up to three months, and in some case balances were frozen without interest charges or penalties for such period.

•                  Personal and payroll loans. Capital and interest payment deferral for up to 3 months.

In that regard, the Commission issued a special accounting standard in document number 100/042/2010 applicable to the Financial Group from July 1 to September 30, 2010, which authorized the Financial Group not to consider as restructured loans the ones which payment of the principal and interest was deferred for three months according to the Plan, as per paragraph 24 of criterion B-6 “Loan portfolio” and to keep them in the current loans during such period. These loans were considered as performing loans to determine the allowance for loan losses.

If such special standards had not been authorized, the Financial Group would have presented the following loan amounts in the December 31, 2010 consolidated balance sheet:

PERFORMING LOAN PORTFOLIO
Commercial loans
Business loans	Ps.	126,482
Loans to financial institutions	5,521
Government loans	47,550
Consumer loans	27,825
Mortgage loans	56,168
TOTAL PERFORMING LOAN PORTFOLIO	263,546

PAST-DUE LOAN PORTFOLIO
Commercial loans
Business loans	4,417
Consumer loans	1,280
Mortgage loans	971
TOTAL PAST-DUE LOAN PORTFOLIO	6,668

LOAN PORTFOLIO
(Minus) Allowance for loan losses	(8,256)
LOAN PORTFOLIO, net	261,958
ACQUIRED COLLECTION RIGHTS	2,025
TOTAL LOAN PORTFOLIO, net	Ps.	263,983

Moreover, the period’s net income would have been Ps. 6,693 as a result of the additional Ps. 12 in allowance for loan losses that would have been created if such support had not been provided to the borrowers.

The amount of deferred payments from consumer loans derived from the plans as of December 31, 2010 totals Ps. 6.

Policies and Procedures for Granting Loans

The granting, control and recovery of loans is regulated by the Financial Group’s Credit Manual, which has been authorized by the Board of Directors. Accordingly, administrative portfolio control is performed in the following areas:

I.	Business Areas (includes corporate, commercial, business, governmental and consumer banking), primarily through the branch network
II.	Operations Areas
III.	General Comprehensive Risk Management
IV.	Recovery Management

Similarly, the Financial Group has manuals establishing the policies and procedures to be utilized for credit risk management purposes.

The structure of the credit management process is based on the following stages:

a)	Product design
b)	Promotion
c)	Evaluation
d)	Formalization
e)	Operation
f)	Administration
g)	Recovery

Procedures have also been implemented to ensure that amounts related to the past-due portfolio are timely transferred and recorded in the books and records, and those loans with recovery problems are properly and promptly identified.

Pursuant to the Commission’s Circular B-6, “Loan Portfolio”, the distressed portfolio is defined as the commercial loans which, based on the current information and facts as well as on the loan revision process, are very unlikely to be fully recovered (both principal and interest) pursuant to the original terms and conditions. The performing and past-due portfolios are susceptible to be identified as a distressed portfolio. The commercial loan rating D and E risk degrees are as follows:

	2010		2009
Performing portfolio	Ps.	2,283	Ps.	1,373
Total rated portfolio	279,798		253,660
Distressed portfolio/total rated portfolio	0.82%		0.54%

The Financial Group’s Treasury Department is the central unit responsible for balancing resource requirements and eliminating the interest rate risk derived from fixed rate transactions through the use of hedging and arbitrage strategies.

10 - LOANS RESTRUCTURED IN UDIS

The loans restructured in UDIS correspond to mortgage loans. The balance as of December 31, 2010 and 2009 is detailed below:

	2010		2009
Current portfolio	Ps.	45	Ps.	542
Current accrued interest	—		2
Past-due portfolio	1		14
Past-due accrued interest	—		1
	Ps.	46	Ps.	559

Early termination of mortgage loan borrower support programs

On June 30, 2010 the Federal Government through the SHCP and Banking Institutions signed an agreement for the early termination of the mortgage loan debtors support programs (punto final and UDIS trusts) (the Agreement) consequently as of January 1, 2011 the Financial Group absorbed its part of the early discount granted to mortgage loan debtors participating in the program. As of December 31, 2010, the Financial Group recorded a Ps. 57 reserve to face such obligation.

Below are some of the effects of applying the Agreement that went into effect as of the signing date.

The total amount of Federal Government payment obligations for commercial loans as of December 31, 2010 (Cut-off Date) is Ps. 140, which includes Ps. 138 associated with the conditioned discount portion from loans in Mexican pesos and UDIS; and Ps. 2 associated with the discount applied to those mentioned in number 3.1.2 of Circular 1430. Such amount may vary if there are no indications of sustained payment by March 31, 2011 as per the Agreement.

The Federal Government obligations subject to the Agreement are described below:

	Payment date	Amount
First amortization	December 1, 2011	Ps.	28
Second amortization	June 1, 2012	28
Third amortization	June 1, 2013	28
Fourth amortization	June 1, 2014	28
Fifth amortization	June 1, 2015	28
		Ps.	140

A monthly financial cost is incorporated to each amortization as of the day following the Cut-off Date and up to the close of the month prior to each payment date. The rate for January 2011 is the arithmetic average of the annual rate of return based on the 91-day CETES discount issued in December 2010, and for the subsequent months the 91-day future CETES rate of the previous month as published by Proveedor Integral de Precios, S.A. on the business day after the Cut-off Date, or that of the nearest month contained in said publication, taken on a 28-day return term, then dividing the resulting rate by 360 and multiplying the result by the number of days effectively elapsed during the period it is accrued, capitalized on a monthly basis.

A rollforward of the allowance for loan losses for the loans included in the Agreement is detailed below:

	2010
Initial balance	Ps.	19
Financial Group support	67
Debt forgiveness, discounts and write-offs	14
Reserves reclassification	(9)
Contribution to settle fiduciary liability	1
Final balance	Ps.	92

The maximum amount the Financial Group would absorb for loans not susceptible to the Early Termination program and that would be entitled to the discount benefits program is Ps. 14.

Ps. 13 were used to repurchase Special Federal Treasury Certificates (CETES); the remaining balance of Special CETES not repurchased by the Federal Government is Ps. 760 with maturities between 2017 and 2027.

The Financial Group recognized Ps. 330 as an allowance for loan losses and Ps. 56 in deferred taxes as a result of terminating the Trusts.

11 - ALLOWANCE FOR LOAN LOSSES

The Financial Group’s portfolio classification, which serves as the basis for recording the allowance for loan losses, is detailed below:

2010
Required allowances for losses
Risk category	Loan portfolio	Commercial portfolio	Consumer portfolio	Mortgage portfolio	Total
Exempted portfolio	Ps.	107	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Risk A	66,862	—	75	181	256
Risk A1	115,479	576	—	—	576
Risk A2	65,389	621	—	—	621
Risk B	6,711	—	115	168	283
Risk B1	6,824	101	391	—	492
Risk B2	7,628	51	468	—	519
Risk B3	2,684	274	—	—	274
Risk C	1,944	—	628	92	720
Risk C1	968	219	—	—	219
Risk C2	1,190	552	—	—	552
Risk D	1,992	227	873	317	1,417
Risk E	2,240	1,919	326	—	2,245
Unclassified	(220)
Ps.	279,798	Ps.	4,540	Ps.	2,876	Ps.	758	Ps.	8,174
Less: recorded allowance	8,245
Additional allowance	Ps.	71

2009
Required allowances for losses
Risk category	Loan portfolio	Commercial portfolio	Consumer portfolio	Mortgage portfolio	Total
Exempted portfolio	Ps.	56	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Risk A	58,169	—	63	159	222
Risk A1	106,990	495	—	—	495
Risk A2	57,118	520	—	—	520
Risk B	6,269	—	102	184	286
Risk B1	5,700	74	266	—	340
Risk B2	8,249	84	509	—	593
Risk B3	2,579	269	—	—	269
Risk C	2,494	—	795	132	927
Risk C1	1,404	301	—	—	301
Risk C2	803	380	—	—	380
Risk D	2,592	245	1,356	264	1,865
Risk E	1,272	1,008	272	—	1,280
Unclassified	(35)	—	—	—	—
Ps.	253,660	Ps.	3,376	Ps.	3,363	Ps.	739	Ps.	7,478
Less: recorded allowance	7,535
Additional allowance	Ps.	57

The sum of the rated loan portfolio includes Ps. 6,124 and Ps. 5,114 in loans granted to subsidiaries whose balance was eliminated in the consolidation process as of December 31, 2010 and 2009, respectively.

The total portfolio balance used as the basis for the classification above includes amounts related to credit commitments, which is recorded in memorandum accounts.

The additional allowances comply with the general provisions applicable to credit institution and the notices issued by the Commission to regulate debtor support programs, denominated in UDIS trusts.

As of December 31, 2010 and 2009, the estimated allowance for loan losses is determined based on portfolio balances at those dates. As of December 31, 2010 and 2009, the allowance for loan losses includes a reserve for 100% of the delinquent interest owed.

As of December 31, 2010 and 2009, the allowance for loan losses represents 124% and 122%, respectively, of the past-due portfolio.

The estimated allowance includes the classification of loans granted in foreign currency, which are evaluated at the exchange rate in effect as of December 31, 2010 and 2009.

Credit card rating

Changes in the rating methodology for consumer loan portfolio related to credit card transactions

On August 12, 2009 the Commission issued a resolution amending the general regulations applicable to banking institutions, this change modified the methodology for the classification of revolving consumer loans so that the parameters used for estimating loan loss reserves reflect, the expected 12 months losses of credit cards based on the current environment.

As a result of this modification, the Financial Group opted to recognize against the results of previous years the initial cumulative financial effect resulting from the first application of the provisions mentioned under section I of the second transitory article. This condition occurred in September 2009.

The accounting record originated in the Financial Group for this recognition led to a charge of Ps. 1,102 in the account “Retained earnings” within stockholders’ equity, against claims by the same amount to the account

“Allowance for loan loss reserves” within the loan portfolio item in the balance sheet. Furthermore, a deferred tax was registered to reflect the change through a charge of Ps. 419in the asset account “Deferred Taxes” in the balance sheet, against a credit in the account “Retained earnings” within stockholders’ equity.

If the recognition of the abovementioned effect would have been made against earnings, the items affected and the amounts recorded and presented at both the balance sheet and the income statement of the Financial Group, would have been:

			Effect		How would be presented
Consolidated Balance Sheet

Stockholders’ equity
Retained earnings from prior years	Ps.	20,681	Ps.	683	Ps.	21,364
Net income	5,854		(683)		5,171
Total stockholders’ equity	Ps.	44,974	Ps.	—	Ps.	44,974

Consolidated Statement of Income

Provision for loan losses	8,286		1,102		9,388
Net interest income after allowance for loan losses	14,897		(1,102)		13,795
Deferred income taxes, net	(535)		(419)		(954)
Net income	Ps.	5,854	Ps.	(683)	Ps.	5,171

Movements in allowance for loan losses

An analysis of the movements in allowance for loan losses is detailed below:

	2010		2009
Balance at the beginning of the year	Ps.	7,535	Ps.	6,690
Increase charged to results	6,841		8,208
Debt forgiveness and write-offs	(6,066)		(8,464)
Valuation in foreign currencies and UDIS	(18)		(19)
Rebates granted to housing debtors	(70)		(46)
Created with profit margin (UDIS Trusts)	34		59
Loan purchase	2		—
Recognized against retained earnings from prior years	—		1,136
Other	(13)		(29)
Year-end balance	Ps.	8,245	Ps.	7,535

As of December 31, 2010, the net amount of preventive loan loss reserves charged to the consolidated statement of income totals Ps. 6,889 and Ps. 14 charged to “Other revenues”. These amounts charged to results are made up of Ps. 6,841 credited directly to the estimate and Ps. 34 from the UDIS trust. As of December 31, 2009, the net amount of preventive loan loss reserves charged to the consolidated statement of income totals Ps. 8,282 and is comprised of Ps. 8,286 directly credited to the estimate and Ps. 4 charged to “Other revenues”.

12 - ACQUIRED COLLECTION RIGHTS

As of December 31, 2010 and 2009, the acquired collection rights are comprised as follows:

	2010		2009		Valuation Method
Bancomer IV	Ps.	360	Ps.	456	Cash Basis Method
Banamex Mortgage	262		302		Cash Basis Method
Serfin Mortgage	126		160		Cash Basis Method
Bital I	121		171		Cash Basis Method
Bancomer III	111		125		Cash Basis Method
Goldman Sach’s	98		145		Cash Basis Method
Banorte Mortgage	158		196		Interest Method
Solida Mortgage	382		473		Cost Recovery Method
Serfin Commercial II	95		105		Cost Recovery Method
Serfin Commercial I	81		92		Cost Recovery Method
Confia I	72		80		Cost Recovery Method
GMAC Banorte	60		66		Cost Recovery Method
Bital II	58		72		Cost Recovery Method
Banorte Sólida Commercial	34		35		Cost Recovery Method
Cartera Segmento II	7		—		Cost Recovery Method
Santander	—		70		Interest Method (Commercial); Cash Basis Method (Mortgage)
	Ps.	2,025	Ps.	2,548

As of December 31, 2010, the Financial Group recognized income from credit asset portfolios of Ps. 595, together with the respective amortization of Ps. 482, the effects of which were recognized under the “Other income” heading in the consolidated statement of income. For the year ended December 31, 2009, the Financial Group recognized income of Ps. 718, together with the respective amortization of Ps. 448.

The Financial Group performs an analysis based on events or information to estimate the amount of expected cash flows to determine the estimated rate of return used in applying the valuation method for the amortization of the receivable. If based on current events information, the analysis demonstrates that the expected future cash flows will decrease to the degree that they will not cover the book value, it will constitute an estimate for non-recoverability or difficult collection against the year’s results for the amount that such expected cash flows are lower than the book value of the receivable.

The result of the expected cash flows of the portfolios Serfín Commercial I, GMAC Banorte, Bital II Solida Mortgage, Serfin Commercial II and Cartera Segmento II were not highly effective since the quotient resulting from dividing the flows collected by the sum of expected cash flows was below 0.8. As a result, the Financial Group decided to move these portfolios to the cost recovery method.

Assets other than cash that the Financial Group has received as part of portfolio collection or recovery have been mainly in real property.

The main feature considered for segmenting acquired portfolios has been the type of loan.

13 - OTHER ACCOUNTS RECEIVABLE, NET

As of December 31, 2010 and 2009, the other accounts receivable balance is as follows:

	2010		2009
Loans to officers and employees	Ps.	1,211	Ps.	1,134
Debtors from liquidation settlement	909		2,706
Real property portfolios	1,864		1,183
Fiduciary rights	4,778		4,104
Sundry debtors in Mexican pesos	1,838		1,182
Sundry debtors in foreign currency	321		928
Other	419		380
	11,340		11,617
Allowance for doubtful accounts	(476)		(293)
	Ps.	10,864	Ps.	11,324

The real property portfolios include Ps. 301 that corresponds to the collection rights of the INVEX trust that is valued applying the interest method.

Loans to officers and employees mature in 2 to 30 years and accrue interest at a 6% to 10% rate.

14 - FORECLOSED ASSETS, NET

As of December 31, 2010 and 2009, the foreclosed assets balance is as follows:

	2010		2009
Personal property	Ps.	64	Ps.	67
Real property	1,107		1,230
Goods pledged for sale	18		14
	1,189		1,311
Allowance for losses on foreclosed assets	(380)		(383)
	Ps.	809	Ps.	928

15 - PROPERTY, FURNITURE AND EQUIPMENT, NET

As of December 31, 2010 and 2009, the property, furniture and fixtures balance is as follows:

	2010		2009
Furniture and equipment	Ps.	5,777	Ps.	5,207
Property intended for offices	5,530		5,272
Installation costs	2,888		2,750
	14,195		13,229
Less - Accumulated depreciation and amortization	(4,879)		(4,607)
	Ps.	9,316	Ps.	8,622

The depreciation recorded in the results of 2010 and 2009 was Ps. 1,121 and Ps. 997, respectively.

The average estimated useful lives of the Financial Group’s assets subject to depreciation are listed below:

Useful Life
Transportation equipment	4 years
Computer equipment	4.7 years
Furniture and fixtures	10 years
Real estate	From 4 to 99 years

16 - PERMANENT STOCK INVESTMENTS

Investment in unconsolidated subsidiaries and associated companies are valued according to the equity method, as detailed below:

	Share %	2010		2009
Seguros Banorte Generali, S. A. de C. V.	51%	Ps.	1,243	Ps.	1,209
Fondo Solida Banorte Generali, S. A. de C. V., SIEFORE	99%	843		719
Pensiones Banorte Generali, S. A. de C. V.	51%	524		518
Banorte Investment funds	Various	129		121
Controladora Prosa, S. A. de C. V.	19.73%	46		49
Servicio Pan Americano de Protección, S. A. de C. V.	8.50%	—		115
Transporte Aéreo Técnico Ejecutivo, S. A. de C. V.	45.33%	42		72
Fideicomiso Marhnos (Sólida)	100%	156		156
Internacional de Inversiones (Sólida)	5.62%	95		—
Others	Various	52		77
		Ps.	3,130	Ps.	3,036

The Financial Group exercises significant influence over its affiliates valued under the equity method through its representation in the board of directors or equivalent management body, as well as through significant intercompany transactions.

17 - DEFERRED TAXES, NET

The tax reported by the Financial Group is calculated based on the current taxable result of the year and enacted tax regulations. However, due to temporary differences between accounting and tax balance sheet accounts, the Financial Group has recognized a recoverable net deferred tax asset of Ps. 1,340 and Ps. 1,411 as of December 31, 2010 and 2009, respectively, as detailed below:

	2010						2009
	Temporary		Deferred Effect				Temporary		Deferred Effect
	Differences		ISR		PTU		Differences		ISR		PTU
Temporary Differences _ Assets
Allowance for loan losses	Ps.	339	Ps.	119	Ps.	—	Ps.	315	Ps.	110	Ps.	—
Tax loss carryforwards of Uniteller and Banorte USA	11		4		—		—		—		—
Tax loss carryforwards	5		2		—		(72)		(25)		—
State tax on deferred assets	10		3		—		6		2		—
Surplus preventive allowances for credit risks over the net tax limit	5,526		1,548		552		4,757		1,332		476
Excess of tax over book value of foreclosed and fixed assets	1,361		374		60		1,132		308		52
PTU	798		239		80		775		232		77
Fees collected in advance	20		6		2		—		—		—
Non-deductible provisions	1,390		417		131		—		—		—
Other assets	46		13		—		1,422		427		135
Total assets	Ps.	9,506	Ps.	2,725	Ps.	825	Ps.	8,335	Ps.	2,386	Ps.	740

	2010						2009
	Temporary		Deferred Effect				Temporary		Deferred Effect
	Differences		ISR		PTU		Differences		ISR		PTU
Temporary Differences_ Liabilities
Excess of book over tax value of fixed assets and expected expenses	Ps.	33	Ps.	10	Ps.	—	Ps.	16	Ps.	4	Ps.	—
Unrealized loss in available-for-sale securities	75		26		—		—		—		—
Unrealized capital gain from special allowance	170		51		—		125		38		—
ISR payable on UDI trusts	22		6		—		145		40		—
Portfolios acquired	2,126		617		110		2,302		655		111
Capitalizable projects expenses	706		211		71		528		159		53
Reversal of sales costs	8		3		—		16		4		—
Contribution to pension fund	2,000		560		200		1,500		420		150
Federal Home Loan Bank dividends	4		1		—		—		—		—
Intangible assets	64		22		—		—		—		—
Other	953		276		46		260		81		—
Total liabilities	Ps.	6,161	Ps.	1,783	Ps.	427	Ps.	4,892	Ps.	1,401	Ps.	314

Net accumulated asset	Ps.	3,345	Ps.	942	Ps.	398	Ps.	3,443	Ps.	985	Ps.	426

Deferred tax, net					Ps.	1,340					Ps.	1,411

As discussed in Note 27, as of January 1, 2010 and up to December 31, 2012, the applicable income tax rate is 30% and it will be 29% in 2013. Pursuant to the provisions of NIF D-4, “Incomes Taxes”, and INIF 8, “Effects of the Business Flat Tax”, based on financial forecasts, the Financial Group adjusted their balances based on the rates likely to be in effect at the time of their recovery. Additionally, they made forecasts for the IETU and compared it to ISR, and concluded that they will continue to pay ISR. Thus no change was made to the deferred tax calculations.

Banorte USA’s deferred tax assets and liabilities are determined using the liability method. According to this method, the net asset of deferred taxes is determined based on the tax effects of temporary differences between the book and tax base of assets and liabilities. Due to the consolidation of Banorte USA, a net amount of Ps. 38 was added to deferred taxes determined at a rate of 35% as per the tax law of the USA.

18 - OTHER ASSETS

As of December 31, 2010 and 2009, other assets are as follows:

	2010		2009
Plan assets held for employee pension plans and savings fund	Ps.	5,303	Ps.	4,255
Other amortizable expenses	2,343		2,200
Accumulated amortization of other expenses	(188)		(93)
Goodwill	2,950		3,121
	Ps.	10,408	Ps.	9,483

As of December 31, 2010, the balance of the investments related to provisions for staff pensions and savings fund, is comprised of Ps. 3,827, which corresponds to the defined benefit pension plan, seniority premiums and medical expenses for retirees, Ps. 1,283 for the voluntary defined contribution plan “secure your future” and Ps. 193 for the savings fund. As of December 31, 2009, this balance is comprised of Ps. 3,115 for the defined benefit pension plan, seniority premiums and medical expenses for retirees and Ps. 1,140 for the voluntary defined contribution plan “secure your future” (see Note 23).

As of December 31, 2010, goodwill was Ps. 2,950 and was comprised of the following: Ps. 28 for the purchase of Banorte Generali, S.A. de C.V., AFORE; Ps. 2,682 for the purchase of INB and Ps. 240 for the purchase of Uniteller. As of December 31, 2009, the goodwill was Ps. 3,121 and was comprised as follows: Ps. 29 for the purchase of Banorte Generali, S.A. de C.V., AFORE; Ps. 2,838 for the purchase of INB; and Ps. 254 for the purchase of Uniteller. As mentioned in Note 4, goodwill is not amortized and is subject to annual impairment tests. No impairment to goodwill value was noted as of December 31, 2010 and 2009.

19 - DEPOSITS

Liquidity Coefficient

The “Investment regime for transactions in foreign currency and conditions to be fulfilled during the term of transactions in such currency”, designed for credit institutions by Banco de México, establishes the mechanism for determining the liquidity coefficient of liabilities denominated in foreign currency.

In accordance with such regime, during 2010 and 2009 the Financial Group generated a liquidity requirement of USD 498,373 thousand and USD 755,917 thousand, respectively, and held investments in liquid assets of USD 1,069,131 thousand and USD 1,230,740 thousand, representing a surplus of USD 570,758 thousand and USD 474,823 thousand, respectively.

Deposits

The liabilities derived from traditional deposits are made up as follows:

	2010		2009
Immediately due and payable deposits
Checking accounts earning no interest:
Cash deposits	Ps.	65,583	Ps.	59,334
Checking accounts in US dollars for individual residents of the Mexican border	637		662
Demand deposits accounts	5,125		4,142
Checking accounts earning interest:
Other bank checking deposit	34,178		35,395
Savings accounts	262		268
Checking accounts in US dollars for individual residents of the Mexican border	1,615		2,055
Demand deposits accounts	42,417		35,705
IPAB checking accounts	—		20
	Ps.	149,817	Ps.	137,581

	2010		2009
Time deposits
General public:
Fixed term deposits	Ps.	25,299	Ps.	25,711
Over the counter investments	43,677		49,156
Promissory note with interest payable at maturity (PRLV) primary market for individuals	61,835		57,819
PRLV primary market for business entities	1,644		1,195
Foreign residents deposits	28		83
Provision for interest	190		177
	132,673		134,141
Money market:
Fixed-term deposits	2,648		459
Over the counter promissory notes	2,208		1,430
Provision for interest	1,491		1,297
	6,347		3,186
	139,020		137,327
Senior debt issued	3,778		—
	Ps.	292,615	Ps.	274,908

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

These liabilities incur interest depending on the type of instrument and average balance held in the investments. The average interest rates and their currency of reference are shown below:

Immediately due and payable deposits:

	2010				2009
Foreign exchange	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Mexican pesos and UDIs	0.56%	0.62%	0.61%	0.57%	0.99%	0.73%	0.60%	0.59%
Foreign currency	0.03%	0.03%	0.03%	0.03%	0.05%	0.04%	0.03%	0.03%
Banorte USA (INB)
Demand deposits accounts	0.18%	0.14%	0.07%	0.12%	0.19%	0.09%	0.12%	0.13%
Money market	0.94%	0.92%	0.78%	0.81%	1.47%	1.30%	1.06%	1.04%

Time deposits:

	2010				2009
Foreign exchange	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
General public
Mexican pesos and UDIs	3.52%	3.55%	3.62%	3.37%	5.68%	4.45%	3.55%	3.50%
Foreign currency	0.84%	0.91%	0.80%	0.69%	0.91%	0.79%	0.90%	0.79%
Money market	7.66%	6.53%	7.06%	7.32%	8.59%	7.54%	5.72%	6.61%
Banorte USA (INB)	2.76%	2.76%	2.61%	2.39%	3.84%	3.56%	3.19%	2.95%

As of December 31, 2010 and 2009, the terms at which these deposits are traded are as follows:

2010
From 1 to 179 days	From 6 to 12 months	More than 1 year	Total
General public
Fixed-term deposits	Ps.	14,879	Ps.	6,062	Ps.	4,358	Ps.	25,299
Over the counter investments	43,614	63	—	43,677
PRLV primary market for individuals	61,345	433	57	61,835
PRLV primary market for business entities	1,610	32	2	1,644
Foreign resident deposits	20	2	6	28
Provision for interest	174	15	1	190
121,642	6,607	4,424	132,673
Money market:
Fixed-term deposits	—	—	2,648	2,648
Over the counter promissory notes	—	—	2,208	2,208
Provision for interest	—	4	1,487	1,491
—	4	6,343	6,347
Senior debt issued	—	—	3,778	3,778
Ps.	121,642	Ps.	6,611	Ps.	14,545	Ps.	142,798

	2009
	From 1 to 179 days		From 6 to 12 months		More than 1 year		Total
General public
Fixed-term deposits	Ps.	15,740	Ps.	6,972	Ps.	2,999	Ps.	25,711
Over the counter investments	49,105		51		—		49,156
PRLV primary market for individuals	57,337		418		64		57,819
PRLV primary market for business entities	1,170		25		—		1,195
Foreign residents deposits	20		20		43		83
Provision for interest	162		13		2		177
	123,534		7,499		3,108		134,141
Money market:
Fixed-term deposits	—		—		459		459
Over the counter promissory notes	—		—		1,430		1,430
Provision for interest	—		11		1,286		1,297
	—		11		3,175		3,186
	Ps.	123,534	Ps.	7,510	Ps.	6,283	Ps.	137,327

20 - INTERBANK AND OTHER LOANS

The loans received from other banks as of December 31, 2010 and 2009 are as follows:

	Mexican pesos				Denominated in US dollars				Total
	2010		2009		2010		2009		2010		2009
Immediately due
Domestic banks (Call money)	Ps.	4,837	Ps.	21	Ps.	—	Ps.	—	Ps.	4,837	Ps.	21
	4,837		21		—		—		4,837		21
Short-term:
Banco de México	250		—		—		1,964		250		1,964
Commercial banking	326		204		321		220		647		424
Development banking	6,747		6,233		1,211		1,593		7,958		7,826
Public trusts	3,977		2,801		192		314		4,169		3,115
Provision for interest	87		54		3		2		90		56
	11,387		9,292		1,727		4,093		13,114		13,385
Long-term
Commercial banking	1,524		895		1,284		1,439		2,808		2,334
Development banking	2,421		1,553		267		319		2,688		1,872
Public trusts	2,825		3,236		173		116		2,998		3,352
Provision for interest	—		—		2		4		2		4
	6,770		5,684		1,726		1,878		8,496		7,562
	Ps.	22,994	Ps.	14,997	Ps.	3,453	Ps.	5,971	Ps.	26,447	Ps.	20,968

These liabilities incur interest depending on the type of instrument and average balance of the loans.

The average interest rates are shown below:

	2010				2009
Foreign exchange	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Call money
Mexican pesos and UDIs	4.44%	4.63%	4.43%	4.48%	7.52%	5.53%	4.53%	4.46%

Other bank loans
Mexican pesos and UDIs	6.01%	5.55%	5.56%	5.59%	7.61%	6.51%	5.66%	5.48%
Foreign currency	1.30%	1.67%	1.79%	1.84%	3.00%	2.04%	1.30%	0.92%

Banorte USA liabilities accrue interest at an average rate of 4.09% and 1.91% as of December 2010 and 2009, respectively. Moreover, the Arrendadora y Factor Banorte, S.A. de C.V. loans accrue an average interest rate of 6.59% and 6.46% in Mexican pesos and 2.39% and 2.86% in U.S. dollars as of December 31, 2010 and 2009, respectively.

21 - SUNDRY CREDITORS AND OTHER PAYABLES

As of December 31, 2010 and 2009, the balance of sundry creditors and other payables is as follows:

	2010		2009
Cashier and certified checks and other negotiable instruments	Ps.	1,001	Ps.	796
Provision for employee retirement obligations	3,333		2,773
Provisions for other obligations	2,691		2,291
Other	2,846		3,108
	Ps.	9,871	Ps.	8,968

22 - EMPLOYEE RETIREMENT OBLIGATIONS

The Financial Group recognizes the liabilities for pension plans and seniority premium using the projected unit credit method, which considers the benefits accrued at the balance sheet date and the benefits generated during the year.

The amount of current and projected benefits as of December 31, 2010 and 2009, related to the defined benefit pension plan, seniority premiums and retiree medical coverage, determined by independent actuaries, is analyzed below:

	2010
	Pension plan		Seniority premiums		Medical services		Total
Projected benefit obligation (PBO)	Ps.	(778)	Ps.	(174)	Ps.	(1,782)	Ps.	(2,734)
Fund market value	1,281		306		2,240		3,827
Funded status	503		132		458		1,093
Transition asset (obligation)	15		(7)		164		172
Unrecognized prior service cost	2		(2)		—		—
Unrecognized actuarial losses	277		7		564		848
Net projected asset	Ps.	797	Ps.	130	Ps.	1,186	Ps.	2,113

	2009
	Pension plan		Seniority premiums		Medical services		Total
Projected benefit obligation (PBO)	Ps.	(725)	Ps.	(149)	Ps.	(1,633)	Ps.	(2,507)
Fund market value	1,125		269		1,749		3,143
Funded status	400		120		116		636
Transition asset (obligation)	22		(10)		246		258
Unrecognized prior service cost	2		(3)		—		(1)
Unrecognized actuarial losses	217		4		488		709
Net projected asset	Ps.	641	Ps.	111	Ps.	850	Ps.	1,602

The Financial Group has a net prepayment (net prepaid asset) of Ps. 3 generated by transferring personnel from Sólida Administradora de Portafolios, S.A. de C.V. (Sólida) to Banorte. Moreover, as of December 31, 2010, a separate fund amounting to Ps. 3,827, (Ps. 3,143 in 2009) has been set aside to meet the above-mentioned obligations, in accordance with NIF D-3 and is recorded under “Other assets”.

For the years ended December 31, 2010 and 2009, the net periodic pension cost is as follows:

	2010		2009
Service cost	Ps.	103	Ps.	95
Interest cost	227		197
Expected return on plan assets	(316)		(274)
Amortizations of unrecognized items:
Transition obligation	86		86
Variations in assumptions	30		27
Net periodic pension cost	Ps.	130	Ps.	131

The rates used in the calculation of the projected benefit obligation and return on plan assets as of December 31, 2010 and 2009, are shown below:

Concept	2010 Nominal	2009 Nominal
Discount rate	8.75%	9.25%
Rate of wage increase	4.50%	4.50%
Rate of increase in costs and expenses of other postretirement benefits	n/a	5.57%
Long-term inflation rate	3.50%	3.50%
Expected long-term rate of return on plan assets of the Banorte Brokerage House	10.25%	10.25%
Expected long-term rate of return on plan assets	8.75%	10.00%

The liability for severance indemnities due to causes other than restructuring, which was also determined by independent actuaries, is comprised as follows:

Concept	2010		2009
Defined and projected benefit obligations	Ps.	(171)	Ps.	(158)
Transition obligation	41		62
Net projected liability	Ps.	(130)	Ps.	(96)

For the years ended December 31, 2010 and 2009, the net periodic pension cost is as follows:

Concept	2010		2009
Service cost	Ps.	26	Ps.	27
Interest cost	12		12
Transition obligation	21		21
Variations in assumptions	14		8
Net periodic pension cost	Ps.	73	Ps.	68

The balance of the employee retirement obligations presented in this Note refers to the Financial Group’s defined benefit pension plan for those employees who remain enrolled.

The labor obligations derived from the defined contribution pension plan do not require an actuarial valuation as established in NIF D-3, because the cost of this plan is equivalent to the Financial Group’s contributions made to the plan. Moreover, this pension plan maintains a fund as of December 31, 2010 and 2009, equivalent to Ps. 1,283 and Ps. 1,140, respectively, which is recorded under “Other assets” and is equivalent to the recorded plan liability.

23 - SUBORDINATED DEBENTURES

As of December 31, 2010 and 2009, the subordinated debentures in circulation are as follows:

	2010		2009
Preferred subordinated, nonconvertible debentures, maturing in April 2016, denominated in US dollars, at an interest rate of 6.135%, payable semiannually with a final principal payment at maturity (10-year term)	Ps.	4,940	Ps.	5,226
Non preferred subordinated nonconvertible debentures (Q BANORTE 08 debentures), maturing in February 2018, paying interest at the 28-day TIIE rate plus 0.60%.	3,000		3,000
Preferred subordinated nonconvertible debentures (Q BANORTE 08-2), maturing in June 2018, paying interest at the 28-day TIIE rate plus 0.77%.	2,750		2,750
Preferred subordinated nonconvertible debentures, BANORTE 09 maturing in March 2019, paying interest at the 28-day TIIE rate plus 2%, payable in 130 periods of 28 days each.	2,200		2,200
Nonpreferred subordinated nonconvertible debentures, maturing in April 2021, denominated in US dollars, at an interest rate of 6.862%, payable semiannually with a final principal payment at maturity (15-year term).	2,470		2,613
Preferred subordinated nonconvertible debentures, Q BANORTE 08-U maturing in February 2028, paying interest at a 4.95% annual rate.	2,024		1,941
Subordinated debentures, maturing in June 2034, denominated in US dollars, at a 3-months LIBOR interest rate plus 2.75%.	127		135
Preferred subordinated debentures maturing in April 2034, denominated in US dollars, at a 3-months LIBOR interest rate plus 2.72%.	127		135
Accrued interest	165		168
	Ps.	17,803	Ps.	18,168

The costs related to these debentures are amortized using the straight-line method over the term of the debt. The amortization charged to results was Ps. 6 and Ps. 8 in 2010 and 2009, respectively.

24 - TRANSACTIONS AND BALANCES WITH NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATED COMPANIES

The balances and transactions with subsidiaries and associated companies as of December 31, 2010, 2009 and 2008, are as follows:

	Revenues						Accounts receivable
Institution	2010		2009		2008		2010		2009
Seguros Banorte Generali, S. A. de C. V.	Ps.	650	Ps.	598	Ps.	613	Ps.	29	Ps.	9

	Expenses						Accounts payable
Institution	2010		2009		2008		2010		2009
Seguros Banorte Generali, S. A. de C. V.	Ps.	251	Ps.	101	Ps.	300	Ps.	19	Ps.	5

All balances and transactions with the subsidiaries indicated in Note 3 have been eliminated in consolidation.

Pursuant to article 73 of the LIC (Credit Institutions Law), the loans granted by Banorte to any related party cannot exceed 50% of the basic portion of their net capital. For the years ended December 31, 2010 and 2009, the amount of the loans granted to related parties is Ps. 8,772 and Ps. 7,362, respectively, representing 47.1% and 46.2%, respectively, of the limit established by the LIC.

Loan portfolio sales

Sale of loan portfolio packages between related parties (nominal values)

In February 2003 Banorte sold Ps. 1,925 of its proprietary portfolio (with interest) to its subsidiary Sólida at a price of Ps. 378. Of this transaction, Ps. 1,891 was related to past-due amounts and Ps. 64 to the performing portfolio. The transaction was recorded based on figures as of August 2002, and therefore the final amount affecting the February 2003 balance sheet was Ps. 1,856, considering the collections made since August 2002. In conjunction with the loan portfolio sold, Ps. 1,577 of the associated allowance for loan losses was transferred as well.

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

Pursuant to the foregoing, below is a summary of the activity of the loan portfolio sold to Sólida since August 2002 and for the years of 2009 and 2010:

	Mexican pesos						Foreign currency						Total
Type of portfolio	Aug 02		Dec 09		Dec 10		Aug 02		Dec 09		Dec 10		Aug 02		Dec 09		Dec 10
Performing loan portfolio
Commercial	Ps.	5	Ps.	—	Ps.	—	Ps.	5	Ps.	—	Ps.		Ps.	10	Ps.	—	Ps.	—
Mortgage	54		27		20		—		—		—		54		27		20
Total	59		27		20		5		—		—		64		27		20
Past-due portfolio
Commercial	405		361		331		293		110		104		698		471		435
Consumer	81		72		72		—		—		—		81		72		72
Mortgage	1,112		350		323		—		—		—		1,112		350		323
Total	1,598		783		726		293		110		104		1,891		893		830
Total portfolio	Ps.	1,657	Ps.	810	Ps.	746	Ps.	298	Ps.	110	Ps.	104	Ps.	1,955	Ps.	920	Ps.	850
Allowance for loan losses(1)
Commercial	326		349		318		246		110		104		572		459		422
Consumer	77		72		72		—		—		—		77		72		72
Mortgage	669		336		313		—		—		—		669		336		313
Total allowance for loan losses	Ps.	1,072	Ps.	757	Ps.	703	Ps.	246	Ps.	110	Ps.	104	Ps.	1,318	Ps.	867	Ps.	807

(1) Allowances required based on the classification methodology applied in Banorte that maintained a 99.99% equity interest in Sólida during 2010 and 2009.

As of December 31, 2010 and 2009, the composition of the Banorte’s loan portfolio, including the loan portfolio sold to Sólida, is as follows:

	Mexican pesos				Foreign Currency				Total
Type of portfolio	Dec 10		Dec 09		Dec 10		Dec 09		Dec 10		Dec 09
Commercial loans	Ps.	148,786	Ps.	133,823	Ps.	13,330	Ps.	11,316	Ps.	162,116	Ps.	145,139
Consumer loans	27,637		25,525		—		—		27,637		25,525
Mortgage loans	54,013		47,378		—		—		54,013		47,378
Performing loan portfolio	230,436		206,726		13,330		11,316		243,766		218,042

Commercial loans	3,954		2,583		252		150		4,206		2,733
Consumer loans	1,348		2,014		—		—		1,348		2,014
Mortgage loans	1,025		1,151		—		—		1,025		1,151
Past-due portfolio	6,327		5,748		252		150		6,579		5,898

Total portfolio	236,763		212,474		13,582		11,466		250,345		223,940
Allowance for loan losses	8,131		7,425		297		384		8,428		7,809
Net portfolio	Ps.	228,632	Ps.	205,049	Ps.	13,285	Ps.	11,082	Ps.	241,917	Ps.	216,131
Allowance for loan losses									128.10%		132.40%
% of past-due portfolio									2.63%		2.63%

25 - INFORMATION BY SEGMENT

The main operations and balances per concept and/or business segment in the general balance sheet and the statement of income are comprised as follows:

a. The balances by service sector of the Financial Group, without considering the eliminations relative to the consolidation of the financial statements, are as follows:

	2010		2009		2008
Banking sector:
Net income	Ps.	6,035	Ps.	5,132	Ps.	6,543
Stockholders’ equity	44,316		40,348		35,526
Total portfolio	257,957		234,878		236,236
Past-due portfolio	6,523		6,051		4,836
Allowance for loan losses	(7,955)		(7,358)		(6,582)
Total net assets	564,386		548,560		562,433

Brokerage sector:
Net income	403		203		183
Stockholders’ equity	1,883		1,396		1,143
Portfolio balance	174,068		135,621		119,286
Total net assets	10,169		5,273		1,662

Savings sector:
Net income	903		772		579
Stockholders’ equity	5,244		4,727		4,216
Total net assets	40,993		32,026		27,789

Other finance companies sector:
Net Income	500		425		336
Stockholders’ equity	2,136		1,631		1,308
Total portfolio	15,884		13,461		13,913
Past-due portfolio	141		103		74
Allowance for loan losses	(289)		(177)		(79)
Total net assets	Ps.	16,456	Ps.	13,645	Ps.	14,322

b. The trading results for the years ended December 31, 2010 and 2009 are as follows:

	2010		2009
Valuation results
Trading securities	Ps.	46	Ps.	(17)
Repurchase or resale agreement	30		(156)
Derivative financial instruments	382		20
Total valuation results	458		(153)

Purchase-sale results
Trading securities	455		318
Available for sale securities	214		23
Derivative financial instruments	(143)		180
Total securities purchase sale	526		521

Spot foreign currency	690		731
Foreign currency forwards	(1)		154
Foreign currency futures	(2)		(1)
Foreign currency valuation	3		(20)
Minted metals purchase sales	3		4
Minted metals valuation	12		8
Total foreign currency purchase sale	705		876
Total purchase sale results	1,231		1,397
Total trading results	Ps.	1,689	Ps.	1,244

c. The performing loan portfolio, grouped by economic sector and geographical location, is as follows:

	2010
	Geographical location
Economic sector	North		Central		West		South		Total
Agriculture	Ps.	2,473	Ps.	1,094	Ps.	741	Ps.	911	Ps.	5,219
Mining	354		176		19		19		568
Manufacturing	7,830		5,014		1,459		635		14,938
Construction	5,346		7,433		557		2,023		15,359
Public utilities	35		293		2		1		331
Commerce	12,157		10,412		3,493		6,103		32,165
Transportation	1,174		5,062		123		253		6,612
Financial services	8,302		9,233		198		1,300		19,033
Communal, social services	6,680		5,234		1,520		417		13,851
Business groups	9		364		6		5		384
Public administration and services	24,164		16,189		2,188		4,901		47,442
International organization services	2		—		—		—		2
INB	—		—		—		—		9,232
Credit card	—		—		—		—		11,159
Consumer	—		—		—		—		16,668
Mortgage	—		—		—		—		56,168
Other	—		—		—		—		105
Arrendadora y Factor Banorte	—		—		—		—		14,314
Performing loan portfolio	Ps.	68,526	Ps.	60,504	Ps.	10,306	Ps.	16,568	Ps.	263,550

	2009
	Geographical location
Economic sector	North		Central		West		South		Total
Agriculture	Ps.	2,314	Ps.	1,167	Ps.	581	Ps.	732	Ps.	4,794
Mining	347		18		14		13		392
Manufacturing	7,872		4,725		1,661		688		14,946
Construction	6,042		6,236		546		1,828		14,652
Public utilities	43		252		2		1		298
Commerce	10,543		7,241		3,307		6,031		27,122
Transportation	1,308		6,173		105		269		7,855
Financial services	8,975		11,280		130		1,473		21,858
Communal, social services	2,524		4,242		1,514		369		8,649
Business groups	12		457		2		6		477
Public administration and services	21,403		12,938		2,070		2,516		38,927
INB	—		—		—		—		14,100
Credit card	—		—		—		—		11,801
Consumer	—		—		—		—		13,726
Mortgage	—		—		—		—		47,351
Other	—		—		—		—		54
Arrendadora y Factor Banorte	—		—		—		—		11,952
Performing loan portfolio	Ps.	61,383	Ps.	54,729	Ps.	9,932	Ps.	13,926	Ps.	238,954

d. The past-due loan portfolio, grouped by economic sector and geographical location, is summarized as follows:

	2010
	Geographical location
Economic sector	North		Central		West		South		Total
Agriculture	Ps.	261	Ps.	125	Ps.	46	Ps.	24	Ps.	456
Mining	5		—		1		1		7
Manufacturing	107		250		63		38		458
Construction	297		104		12		21		434
Commerce	329		231		148		159		867
Transportation	17		1,318		8		11		1,354
Financial services	10		13		—		1		24
Communal, social services	45		50		44		30		169
Business groups	—		—		—		1		1
INB	—		—		—		—		505
Credit card	—		—		—		—		1,040
Consumer	—		—		—		—		236
Mortgage	—		—		—		—		971
Arrendadora y Factor Banorte	—		—		—		—		142
Past-due loan portfolio	Ps.	1,071	Ps.	2,091	Ps.	322	Ps.	286	Ps.	6,664

	2009
	Geographical location
Economic sector	North		Central		West		South		Total
Agriculture	Ps.	77	Ps.	129	Ps.	33	Ps.	20	Ps.	259
Mining	2		3		1		7		13
Manufacturing	121		175		73		46		415
Construction	89		105		12		27		233
Commerce	363		298		147		195		1,003
Transportation	41		27		13		19		100
Financial services	8		15		1		6		30
Communal, social services	74		49		47		37		207
Business groups	1		—		—		—		1
INB	—		—		—		—		1,047
Credit card	—		—		—		—		1,610
Consumer	—		—		—		—		332
Mortgage	—		—		—		—		801
Arrendadora y Factor Banorte	—		—		—		—		103
Past-due loan portfolio	Ps.	776	Ps.	801	Ps.	327	Ps.	357	Ps.	6,154

e. Deposit accounts grouped by product and geographical location are as follows:

	2010
	Geographical location
Product	Monterrey		Mexico City		West		Northwest		Southeast		Treasury and other		Foreign		Total
Non-interest bearing checking accounts	Ps.	14,964	Ps.	22,000	Ps.	6,992	Ps.	8,876	Ps.	7,873	Ps.	89	Ps.	—	Ps.	60,794
Interest-bearing checking accounts	7,532		26,293		4,093		6,041		7,580		166		—		51,705
Savings accounts	1		1		—		—		—		—		—		2
Current account in pesos and preestablished	4,042		5,983		1,612		3,024		2,840		138		—		17,639
Non-interest bearing demand deposits, USD	1,611		818		212		1,177		266		-0		4,435		8,519
Interest bearing demand deposits, USD	2,258		1,398		465		2,038		218		-0		4,520		10,897
Savings accounts in USD	—		—		—		—		—		—		258		258
Over the counter promissory notes	12,623		26,581		6,843		7,551		9,881		1,754		—		65,233
Time deposits, USD	3,307		3,737		1,525		2,307		688		16		13,747		25,327
Money desk customers	17,416		15,940		5,076		3,745		4,001		150		—		46,328
Financial intermediaries	—		—		—		—		—		2,208		3,705		5,913
Total deposits	Ps.	63,754	Ps.	102,751	Ps.	26,818	Ps.	34,759	Ps.	33,347	Ps.	4,521	Ps.	26,665	Ps.	292,615

	2009
	Geographical location
Product	Monterrey		Mexico City		West		Northwest		Southeast		Treasury and other		Foreign		Total
Non-interest bearing checking accounts	Ps.	13,209	Ps.	19,770	Ps.	5,845	Ps.	7,773	Ps.	7,963	Ps.	70	Ps.	—	Ps.	54,630
Interest-bearing checking accounts	6,417		23,033		4,041		6,192		8,039		162		—		47,884
Savings accounts	1		1		—		—		—		—		—		2
Current account in pesos and preestablished	3,449		5,232		1,492		2,733		2,556		122		—		15,584
Non-interest bearing demand deposits, USD	834		848		199		1,085		221		—		3,694		6,881
Interest bearing demand deposits, USD	2,454		1,570		577		2,463		238		—		5,012		12,314
Savings accounts in USD	—		—		—		—		—		—		265		265
Over the counter promissory notes	11,362		25,040		6,358		7,245		9,009		1,474		—		60,488
Time deposits, USD	3,328		4,095		1,775		2,255		897		17		13,427		25,794
Money desk customers	19,366		14,858		6,953		4,588		2,877		127		—		48,769
Financial intermediaries	—		—		—		—		—		2,277		—		2,277
FOBAPROA checking accounts bearing interest	20		—		—		—		—		—		—		20
Total deposits	Ps.	60,440	Ps.	94,447	Ps.	27,240	Ps.	34,334	Ps.	31,800	Ps.	4,249	Ps.	22,398	Ps.	274,908

26 - TAX ENVIRONMENT

In 2010 and 2009 the Financial Group was subject to ISR and IETU.

Income tax

Income tax (ISR) is calculated considering as taxable or deductible certain inflation effects; as of until December 31, 2010 and 2009, the ISR rate was 30% and 28%, respectively. On December 7, 2009, the decree was published reforming, adding and repealing various provisions of the Income Tax Law that went into effect on January 1, 2010. Temporary provisions were established through which the income tax rate from 2011 to 2012 will be 30%; 29% for 2013 and 28% for 2014.

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

Business Flat Tax

Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated for each period. The rate is 17.5% and 17.0% for 2010 and 2009, respectively. The Asset Tax Law was repealed upon enactment of LIETU; however, under certain circumstances, asset taxes paid in the ten years prior to the year in which ISR is paid, may be refunded, according to the terms of the law.  As of December 31, 2010, the Financial Group has no recoverable asset taxes.

Based on financial projections, pursuant to the provisions in INIF-8, the Financial Group found that it will essentially pay ISR, therefore acknowledging only the deferred ISR.

27 - STOCKHOLDERS’ EQUITY

At the Stockholders’ Ordinary General Meeting held on April 23, 2010, the resolution was adopted to transfer the profits of 2009 equal to Ps. 5,854 to the account “earnings from prior years”.

At the Stockholders’ Ordinary General Meetings held on February 15, 2010, April 23, 2010 and October 4, 2010, the resolution was adopted to declare cash dividends of Ps. 343 on each of said dates.

The Financial Group’s shareholders’ common stock as of December 31, 2010, 2009 and 2008 is comprised as follows:

	Number of shares with a nominal value of Ps. 3.50
	2010	2009	2008
“O” Series	2,018,347,548	2,017,847,548	2,013,997,548

	Historical Amounts
	2010		2009		2008
“O” Series	Ps.	7,016	Ps.	7,000	Ps.	6,986
Restatement in Mexican pesos through December 2007	4,955		4,956		4,955
	Ps.	11,971	Ps.	11,956	Ps.	11,941

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

The Financial Group’s net profit is subject to the requirement that at least 5% of net income of each year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value. The legal reserve may not be distributed to the stockholders during the life of the Financial Group, except in the form of a stock dividend. As of December 31, 2010 and 2009, the legal reserve is Ps. 3,181 and Ps. 2,444, respectively, and represents 27% and 20% of paid-in capital, respectively.

Capitalization ratio (pertaining to Banorte, the Financial Group’s main subsidiary)

The capitalization rules for financial institutions establish requirements for specific levels of net capital, as a percentage of assets subject to both market and credit risk.

The information as of December 31, 2010 sent to Banco de México to review is shown below.

•                  The capitalization ratio of Banorte as of December 31, 2010 was 16.12% of total risk (market, credit and operational), and 23.68% of credit risk, which in both cases exceed the current regulatory requirements.

•                  The amount of net capital, divided by basic and complementary capital, is detailed below (these figures may differ from those in the basic financial statements):

Net capital as of December 31, 2010

Stockholders’ equity	Ps.	44,306
Subordinated debentures and capitalization instruments	5,135

Deduction of investment in securitized instruments	(446)
Deduction of investments in shares of financial entities	(6,124)
Deduction of investments in shares of non-financial entities	(3,238)
Deduction of intangibles and deferred expenses or costs	(264)
Basic capital	39,369
Debentures and capitalization instruments	12,413
Allowance for loan losses	1,285
Deduction of investment in securitized instruments	(446)
Complementary capital	13,252
Net capital	Ps.	52,621

Characteristics of the subordinated debentures:

Concept	Issuance amount		Maturity	Basic capital proportion	Complementary capital proportion
Complementary capital debentures 2006	Ps.	5,006	13/10/2016	0%	100%
Basic capital debentures 2006	Ps.	2,507	13/10/2021	100%	0%
Basic capital debentures 2008	Ps.	3,008	27/02/2018	87%	13%
Complementary capital debentures 2008	Ps.	2,056	15/02/2028	0%	100%
Complementary capital debentures 2008-2	Ps.	2,760	15/06/2018	0%	100%
Complementary capital debentures 2009	Ps.	2,211	18/03/2019	0%	100%

Assets subject to risk are detailed below:

Assets subject to market risk

Concept	Positions weighted by risk		Capital requirement
Transactions in Mexican pesos with nominal interest rate	Ps.	47,037	Ps.	3,763
Transactions with debt instruments in Mexican pesos with variable interest rates	10,374		830
Transactions in Mexican pesos with real interest rates or denominated in UDIS	1,802		144
Transactions in UDIS or with yields referenced to the National Consumer Price Index (INPC)	2		—
Transactions in Mexican pesos with nominal interest rates	4,700		376
Exchange transactions	1,604		129
Total	Ps.	65,519	Ps.	5,242

Assets subject to credit risk

Concept	Assets weighted by risk		Capital requirement
Group III (weighted at 10%)	Ps.	13	Ps.	1
Group III (weighted at 11.5%)	1		—
Group III (weighted at 20%)	11,451		916
Group III (weighted at 23%)	483		39
Group III (weighted at 50%)	2,226		178
Group III (weighted at 57.5%)	608		48
Group III (weighted at 100%)	150		12
Group IV (weighted at 20%)	2,851		228
Group V (weighted at 20%)	7,282		583
Group V (weighted at 50%)	3,723		298
Group V (weighted at 150%)	4,899		392
Group VI (weighted at 50%)	6,445		515
Group VI (weighted at 75%)	5,608		449
Group VI (weighted at 100%)	59,100		4,728
Group VII (weighted at 20%)	845		68
Group VII (weighted at 50%)	99		8
Group VII (weighted at 100%)	72,788		5,823
Group VII (weighted at 115%)	7,556		604
Group VII (weighted at 150%)	635		51
Group VIII (weighted at 125%)	1,948		156
Group IX (weighted at 100%)	19,387		1,551
Sum	208,098		16,648
For permanent shares, furniture and real property, and advance payments and deferred charges	14,086		1,127
Total	Ps.	222,184	Ps.	17,775

Assets subject to credit risk:

Concept	Assets weighted by risk		Capital requirement
Total	Ps.	38,816	Ps.	3,105

28 - FOREIGN CURRENCY POSITION

As of December 31, 2010 and 2009, the Financial Group holds certain assets and liabilities in foreign currency, mainly US dollars, converted to the exchange rate issued by Banco de México at Ps. 12.3496 and Ps. 13.0659 per USD 1.00, respectively, as shown below:

	Thousands of US dollars
	2010		2009
Assets	5,543,911		5,497,623
Liabilities	5,234,040		5,166,587
Net asset position in US dollars	309,871		331,036
Net asset position in Mexican pesos	Ps.	3,827	Ps.	4,325

29 - POSITION IN UDIS

As of December 31, 2010 and 2009, the Financial Group holds certain assets and liabilities denominated in UDIS, converted to Mexican pesos based on the current equivalency of Ps. 4.526308 and Ps. 4.340166, per UDI, respectively, as shown below:

	Thousands of UDIS
	2010		2009
Assets	365,531		207,824
Liabilities	454,251		544,676
Net liability position in UDIS	(88,720)		(336,852)
Net liability position in Mexican pesos	Ps.	(402)	Ps.	(1,462)

30 - EARNINGS PER SHARE

Earnings per share is the result of dividing the net income by the weighted average of the Financial Group’s shares in circulation during the year.

Earnings per share for the years ended December 31, 2010, 2009 and 2008 are shown below:

	2010					2009		2008
	Net Income		Weighted share average	Earnings per share		Earnings per share		Earnings per share
Net income per share	Ps.	6,705,043,285	2,018,257,560	Ps.	3.3222	Ps.	2.9021	Ps.	3.4775

31 - RISK MANAGEMENT (unaudited)

Authorized bodies

To ensure adequate risk management of the Financial Group, as of 1997, the Financial Group’s Board of Directors created the Risk Policy Committee (CPR), whose purpose is to manage the risks to which the Financial Group is exposed, and ensure that the performance of operations adheres to the established risk management objectives, guidelines, policies and procedures.

Furthermore, the CPR provides oversight on the global risk exposure limits approved by the Board of Directors, and also approves the specific risk limits for exposure to different types of risk.

The CPR is composed of regular members of the Board of Directors, the CEO of the Financial Group, the Managing of Comprehensive Risk Management, the Managing Director of Long Term Savings, and the Managing Director of the Brokerage House, as well as the Managing Director of Internal Audits, who has the right to speak but not to vote.

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

32 - COMPREHENSIVE RISK MANAGEMENT UNIT (UAIR) (unaudited, regarding Banorte, the Financial Group’s main subsidiary)

The function of the UAIR is to identify, measure, oversee, limit, control, report and disclose the different kinds of risk to which the Financial Group is exposed, and which is the responsibility of the Office of Risk Management (DGAR).

The DGAR reports to the CPR in compliance with the requirements set forth in the Commission’s circular, the “General Risk Management Rules Applicable to Credit Financial Groups”, in relation to the independence of the different business areas.

The DGAR focuses Comprehensive Risk Management efforts through six different departments:

•                  Operating and Credit Risk Management;

•                  Market Risk Management;

•                  Credit Management;

•                  Risk Policy Management;

•                  Consumer Loan Quality; and

•                  Risk Management Tools.

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

The Financial Group credit risk management objectives are as follows:

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

The Target Markets are activities selected by region and economic activity - supported by economic studies and portfolio behavior analyses - in which the Financial Group has interest to place loans.

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

As of December 31, 2010, the total portfolio of the Financial Group is Ps. 249,495. The expected loss represents 2.2% and the unexpected loss represents 3.7% of the total operating portfolio. The average expected loss was 2.2% for the period between October and December 2010. As of December 31, 2009, the Financial Group’s total operating portfolio is Ps. 223,019. The expected loss represents 2.4% and the unexpected loss represents 3.9% of the total operating portfolio. The average expected loss was 2.5% for the period between October and December 2009.

Credit risk of financial instruments

There are specific policies for the origination, analysis, authorization and management of financial instruments to identify, measure, keep track and control credit risk.

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

Concentrating loan risk with financial instruments is managed continuously on an individual level, monitoring maximum operation parameters per counter-party or issuer depending on the rating and type of operation. For portfolios there are economic and internal group risk diversification policies in place. Additionally, concentration is monitored by type of counter-party or issuer, size of the financial institutions and where they operate in order to get the right diversification and avoid unwanted concentrations.

Credit risk is measured by means of the rating associated with the issuer, issue or counterpart, which has an assigned degree of risk measured based on two elements:

1) The probability of delinquency by the issuer, issue or counterpart; expressed as a percentage between 0% and 100%. The higher the rating, the lower the probability of delinquency and vice versa.

2) The gravity of the loss with respect to the operation’s total in the event of noncompliance, expressed as a percentage between 0% and 100%. The better the guarantees or credit structure, the lower the severity of the loss and vice versa.

In order to mitigate credit risk and reduce the gravity of the loss in case of noncompliance, the Financial Group and counter-parts entered into ISDA contracts settling agreements, which contemplate implementing credit lines and using collateral to mitigate losses due to noncompliance.

As of December 31, 2010, the investment in securities exposure to credit risk is Ps. 200,026, of which 99.2% has a rating greater than or equal to A-(mex) on the local scale. This places them in investment grade and the three main issuers other than the Federal Government, Semi-Private agencies and Domestic Financial Institutions represent 20% of the basic capital as of September 2010. Additionally, the investment exposure with the same issuer other than the Federal Government that represents a concentration greater than or equal to 5% of the net capital as of September 2010 has a rating of at least AA+(mex) and is made up of (term and weighted average interest rate): 6-month Bancomer stock certificates for Ps. 11,580 at 5.0%; 4-month Inbursa stock certificates and bonds for Ps. 9,772 at 4.8%; 5-year 8-month certificates of deposit of Pemex for Ps. 7,347 at 4.7%; and 26-year 5-month State and Municipal Governments securitized loan certificates for Ps. 4,085 at 4.9%.

For derivatives, the exposure is (Ps. 3,045), of which 99.9% is rated at least A-(mex) on the local scale, which places them at an investment grade and the three main counterparts other than the Federal Government, Semi-Private agencies and Domestic Financial Institutions represent 3% of the basic capital as of September 2010.

As of December 31, 2009, the investment in securities exposure to credit risk is Ps. 213,274, of which 99.4% has a rating greater than or equal to A-(mex) on the local scale. This places them in investment grade and the three main issuers other than the Federal Government, Semi-Private agencies and Domestic Financial Institutions represent 23% of the basic capital as of September 2009. Additionally, the investment exposure with the same issuer other than the Federal Government that represents a concentration greater than or equal to 5% of the net capital as of September 2009 has a rating of at least AA+(mex) as is made up of (term and weighted average interest rate): 3-month Bancomer stock certificates for Ps. 14,001 at 4.8%; 5-month Pemex stock certificates and bonds for Ps. 8,445 at 6.2%; 3-month certificates of deposit of the Federal Mortgage Association for Ps. 5,012 at 4.8%; 27-year State and Municipal Governments securitized loan certificates for Ps. 4,321 at 5.3%; 4-month Banobras stock certificates and bonds for Ps. 4,043 at 4.8%; and 11-day Banco Inbursa promissory notes for Ps. 3,004 at 4.6%.

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

In compliance with the risk diversification rules for asset and liability transactions, the following information is provided below:

Basic capital as of September 30, 2010	Ps. 37,233

I. Financing whose individual amount represents more than 10% of basic capital:

Credit transactions
Number of financings	1
Amount of financings taken as a whole	4,437
% in relation to basic capital	12%

Money market transactions
Number of financings	2
Amount of financings taken as a whole	8,753
% in relation to basic capital	24%

Overnight transactions
Number of financings	1
Amount of financings taken as a whole	5,455
% in relation to basic capital	15%

II. Maximum amount of financing with the three largest debtors and common risk groups	Ps. 18,527

Market risk

Value at risk

The exposure to market risk is determined through the calculation of the Value at Risk (“VaR”). The meaning of the VaR under this method is the potential day loss which could be generated in the valuation of the portfolios at a given date. This methodology is used both for the calculation of market risk and for the establishment and control of internal limits.

The Financial Group applies the nonparametric historical simulation method to calculate the VaR, considering for such purpose a 99% confidence level, using the 500 immediate historical scenarios, multiplying the result by a security factor that fluctuates between 3 and 4 depending on the annual Back Testing results calculated on the previous quarter, considering 10 days to dispose of the risk portfolio in question. These measures ensure that unforeseen volatiles are considered in the main risk factors that affect such portfolios.

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

The average VaR for the portfolio of financial instruments was Ps. 1,600 for the last quarter 2010.

	4Q09		1Q10		2Q10		3Q10		4Q10
VaR Banorte*	Ps.	2,584	Ps.	3,442	Ps.	2,677	Ps.	2,246	Ps.	1,600
Banorte net capital***	49,679		49,878		50,184		51,187		52,620
VaR / net capital Banorte	5.20%		6.90%		5.33%		4.39%		3.04%

* Quarterly Average

*** Sum of net capital at the close of the quarter

Also, the average of the VaR per risk factor for the Financial Group’s portfolio of securities behaved as follows during the fourth quarter of 2010:

Risk factor	VaR
Domestic interest rate	Ps.	1,582
Foreign interest rate	300
Exchange rate	141
Total VaR	Ps.	1,600

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

Operations with derivative products

The one-day individual VaR that the Financial Group has for each type of trading and hedging derivatives for the fourth quarter of 2010 is:

Trading derivatives	4Q09		4Q10
Futures
MEXDER rate futures	Ps.	—	Ps.	13
Exchange rate derivatives
Forwards	15		—
Options	—		1
Interest rate options
TIIE	4		3
Libor	—		1
Swap options
Libor	—		2
TIIE	2		5
Rate swaps (IRS) and exchange rate
TIIE swaps	12		11
LIBOR swaps	2		2
Cross currency exchange rate swaps	207		12
Total trading derivatives	Ps.	242	Ps.	50

Hedging derivatives	4Q09		4Q10
Swaps
Cross currency exchange rate swaps for portfolio hedging in USD	Ps.	8	Ps.	2
Cross currency exchange rate swaps for hedging obligations in USD	145		86
Cross currency exchange rate swaps for hedging bonds in USD	304		220
TIIE swaps for hedging obligations in Mexican pesos	63		30
TIIE swaps for hedging promissory note in Mexican pesos	265		181
Rate operations for hedging portfolio at a fixed rate	59		14
Total hedging derivatives	Ps.	844	Ps.	533

To calculate the VaR for each of the derivatives listed, the non-parametric historic simulation method is applied to a 99% level of confidence and a one-day horizon. For instance, the Value at Risk for TIIE Swaps is Ps. 11. This means that under normal condition, 99 days out of every 100 the maximum potential loss is Ps. 11 in one day.

The trading and hedging derivatives totals are the arithmetic sum of the VaR of each without considering any correlation among them.

Investments in securities

The one-day individual VaR that the Financial Group has for each type of securities for the fourth quarter of 2010 was:

Trading Securities	4Q09		4Q10
Variable rate government bonds	Ps.	7	Ps.	11
Fixed rate government bonds	2		2
Bank bonds	3		—
Securitization certificates	37		20
CEDES	—		2
Capital	13		—
US treasury bonds	3		1
PEMEX eurobonds	28		29
UMS	12		6
Bank eurobonds	107		37
Private company eurobonds	11		8
Total	Ps.	223	Ps.	116

Securities at maturity	4Q09		4Q10
Variable rate government bonds	Ps.	92	Ps.	52
Fixed rate government bonds		4		1
Securitization certificates		42		41
CEDES		4		—
Bank bonds		—		1
PEMEX eurobonds		157		90
UMS		89		64
Zero coupon bank bonds		11		8
Private company eurobonds		4		—
Total	Ps.	403	Ps.	257

To calculate the VaR for each of the types of securities listed, the non-parametric historic simulation method is applied to a 99% level of confidence and a one-day horizon. For instance, the Value at Risk for trading UMS is Ps. 64. This means that under normal condition, 99 days out of every 100 the maximum potential loss is Ps. 64 in one day.

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

The Backtesting results for the Financial Group during 2010 are as follows:

During 2010 there was only one excess event on November 25th.

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

Sensitivity for derivatives transactions

Sensitivity analysis on derivative transactions is carried out as follows:

•                  Estimate gain or loss of the securities valuation in the event of:

•                      A parallel change of +100 basis points of domestic interest rates

•                      A parallel change of +100 basis points of foreign interest rates

•                      A 5% devaluation in the MXP/USD and MXP/EUR exchange rate.

The results may be gains or losses depending on the nature of the derivative.

Trading derivatives	+100 bp domestic rates	+100 bp foreign rates	+5% Exchange rate
Futures
MEXDER rate futures	Ps.	(118)	Ps.	—	Ps.	—
Exchange rate derivatives
Options	—	—	(2)
Forwards	—	—	(1)
Interest rate options
TIIE	(10)	—	—
Libor	—	12	—
Swap options
Libor	(38)	(1)
TIIE	(33)	—	—
Interest rate swaps (IRS) and exchange rate
TIIE Swaps	(2)	—	—
LIBOR Swaps	—	28	(1)
Cross currency exchange rate Swaps	(47)	—	—
Total trading derivatives	Ps.	(210)	Ps.	2	Ps.	(5)

Hedging derivatives	+100 bp domestic rates		+100 BP foreign rates		+5% Exchange rate
Rate swaps and exchange rate
Cross exchange rate Swaps for hedging obligations in USD	Ps.	25	Ps.	(30)	Ps.	196
Cross exchange rate Swaps for hedging bonds in USD	(239)		400		(466)
TIIE Swaps for hedging obligations in Mexican pesos	168		—		—
TIIE Swaps for hedging promissory note in Mexican pesos	617		—		—
TIIE caps for fixed rate loan hedging	28		—		—
Total hedging derivatives	Ps.	599	Ps.	370	Ps.	(270)

In the event of any of above scenarios, the losses or gains of the trading securities will directly impact the Financial Group’s statements of income and capital hedging derivatives.

Based on the above analysis, it can be concluded that the trading derivatives portfolio is exposed mainly to increases in domestic interest rates and exchange rate devaluations. However, the hedging derivatives portfolio is exposed to foreign interest rate increases without considering the gain of the hedged liability.

Sensitivity for operations with securities

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

•                      A change of +5 basis points in government bonds surcharges

•                      A change of +50 basis points in sovereign risk

•                      A change of +10% in the IPC (Consumer Price Index)

The results may be gains or losses depending on the nature of the instrument.

Trading Securities	+100 bp domestic rates	+100 bp foreign rates	+5% exchange rate	+5 bp rate spreads	+50 bp sovereign risk
Variable rate government bonds	Ps.	(52)	Ps.	—	Ps.	—	Ps.	(39)	Ps.	—
Fixed rate government bonds	(14)	—	—	—	—
Securitization certificates	(4)	—	—	—	—
CEDES	(2)	—	—	—	—
US treasury bonds	—	(2)	1	—	—
PEMEX eurobonds	—	(51)	64	—	(22)
UMS	—	(4)	16	—	(2)
Bank eurobonds	—	(71)	90	—	—
Private company eurobonds	—	—	9	—	—
Total	Ps.	(72)	Ps.	(128)	Ps.	180	Ps.	(39)	Ps.	(24)

Securities held to maturity	+100 bp domestic rates	+100 bp foreign rates	+5% exchange rate	+5 bp rate spreads	+50 bp sovereign risk
Variable rate government bonds	Ps.	(275)	Ps.	—	Ps.	—	Ps.	(173)	Ps.	—
Fixed rate government bonds	(6)	—	—	—	—
Securitization certificates	(25)	—	—	—	—
Bank bonds	(4)	—	—	—	—
PEMEX eurobonds	—	(183)	280	—	(93)
UMS	—	(116)	154	—	(59)
Zero coupon bank bonds	(2)	(49)	—	—	—
Private company eurobonds	—	—	—	—	—
Total	Ps.	(312)	Ps.	(348)	Ps.	434	Ps.	(173)	Ps.	(152)

In the event of any of above scenarios, the losses or gains of the operations with trading securities and securities held to maturity will directly impact the Financial Group’s results.

In conclusion, trading securities and securities held to maturity are exposed to domestic interest rate increases, foreign rate increases, interest rate spreads and deterioration of the sovereign risk.

Liquidity and balance sheet risk

In order to provide a measurement of liquidity risk in the Financial Group and provide follow-up consistently, the Financial Group relies on the use of financial ratios, which include the Liquidity Ratio (Current Assets/Liquid Liabilities). Liquid assets include cash and cash equivalents, trading securities and available for sale securities. By the same token, liquid liabilities include immediate demand deposits, immediate demand interbank loans and short-term loans. The liquidity ratio at the end of the fourth quarter of 2010 is 82.7%, while the average during the quarter is 93.1%, as shown below:

	End of quarter
	4Q09		1Q10		2Q10		3Q10		4Q10
Liquid assets	Ps.	91,931	Ps.	109,668	Ps.	141,019	Ps.	127,518	Ps.	132,713
Liquid liabilities	143,834		132,465		140,406		140,506		160,432
Liquidity ratio	63.9%		82.8%		100.4%		90.8%		82.7%

	Average
	4Q09		1Q10		2Q10		3Q10		4Q10
Liquid assets	Ps.	92,729	Ps.	96,900	Ps.	123,044	Ps.	129,638	Ps.	125,871
Liquid liabilities	130,575		124,820		122,584		126,698		135,251
Liquidity ratio	71.0%		77.6%		100.4%		102.3%		93.1%

Average calculation considering the Liquidity Ratio’s weekly estimates.

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

The operation with derivatives allows a leveling of the differentials between assets and liabilities in different maturity gaps, minimizing the Liquidity Risk. Considering only the contractual obligations of the different types of hedging and trading swaps that the Financial Group operates, a maturity analysis is found below:

Net position
Gap	Asset position	Liability position	Net
1 month	Ps.	—	Ps.	(2)	Ps.	(2)
3 months	—	—	—
6 months	1	—	1
1 year	1	(546)	(545)
2 years	2	(5)	(3)
3 years	—	(12)	(12)
4 years	1	(35)	(34)
5 years	1	(43)	(42)
7 years	460	(75)	385
10 years	86	(922)	(836)
15 years	12	—	12
20 years	429	(401)	28
> 20 years	657	(8)	649
Total	Ps.	1,650	Ps.	(2,049)	Ps.	(399)

Operational risk

In January 2003, the Financial Group established a formal operational risk department denominated “Operational Risk Management Department” as part of its Risk Management Strategy.

The Financial Group defines operational risk as the potential loss due to failures or deficiencies in internal controls because of operation processing and storing or in data transfer, and adverse administrative and judicial rulings, frauds or theft (this definition includes technology and legal risk).

Operational Risk Management’s objectives are: a) to enable and support the organization to reach its institutional objectives through operational risk prevention and management; b) to ensure that the existing operational risks and the required controls are duly identified, evaluated and aligned with the organization’s risk strategy; and c) to ensure that operational risks are duly quantified in order to assign the proper capital for operational risk.

Operational risk management’s cornerstones

I.                                         Policies, objectives and guidelines

The Financial Group has documented the operational risk policies, objectives, guidelines, methodologies and responsible areas.

The Operational Risk Department works closely with the Controllership Department to promote effective Internal Control that defines the proper procedures and controls the mitigation of Operational Risk. The Internal Audit Department follows up on compliance.

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

Risk management model

The Financial Group and its subsidiaries had defined objectives, which are achieved through different plans, programs and projects. Compliance with such objectives may be adversely affected due to operating risks, for which reason a methodology must be in place to manage them within the organization. Consequently, operational risk management is now an institutional policy defined and supported by senior management.

To perform operational risk management, each of the operating risks involved in the processes must be identified in order to analyze them. In this regard, the risks identified by Regulations Control are recorded in a risk matrix and processed to eliminate or mitigate them (trying to reduce their severity or frequency) and to define the tolerance levels, as applicable. A new Operating Risk Management Model and the technology tool for its implementation are currently been developed.

II.                                     Calculating capital requirement

Pursuant to the Operational Risk Capitalization Rules, the Financial Group has adopted a Basic Model, which is calculated and reported periodically to the authorities. Assets subject to operational risk are found in the corresponding note of the Rules.

III.                                 Information and reporting

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

33 - MEMORANDUM ACCOUNTS

	2010		2009
Banks customers (current accounts)	Ps.	9	Ps.	4
Settlement of customer transactions	1		(80)
Customer valuables received in custody	172,922		134,480
Customer repurchase agreements	28,647		35,680
Managed trusts	4,348		4,641
	Ps.	205,927	Ps.	174,725
Other contingent assets and liabilities	Ps.	256	Ps.	273
Credit commitments	3,155		2,272
Deposits of assets	2,429		1,632
Assets in trusts or under mandate	124,723		112,942
Managed assets in custody	230,140		158,547
Investment banking transactions on account of third parties (net)	78,069		74,646
Collateral received by the institution	62,224		33,464
Collateral received and sold or given as a pledge by the entity	36,195		43,165
Past-due loan portfolio accrued but not charged interest	136		198
	Ps.	537,327	Ps.	427,139

34 - COMMITMENTS

As of December 31, 2010 and 2009, the Financial Group had the following contingent obligations and commitments:

•                  Other contingent obligations and opening of credits totaling Ps. 3,411 (Ps. 2,545 in 2009), which are recorded in memorandum accounts.

•                  Certain real property and operating equipment are leased. Total property lease payments for the periods ended December 31, 2010 and 2009, were Ps. 207 and Ps. 197, respectively.

35 - CONTINGENCIES

As of December 31, 2010, there are lawsuits filed against the Financial Group in civil and business court cases; however, the Financial Group’s attorneys consider that the claims filed are unsubstantiated and, in the event of an adverse ruling, they would not significantly impact the Financial Group’s consolidated financial position. A reserve of Ps. 118 is recorded for such contentious matters.

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

During 2010 and 2009, the amount of contributions to the IPAB payable by Banorte for fees amounted to Ps. 1,084 and Ps. 1,073, respectively.

37 — NEW ACCOUNTING PRINCIPLES

Modification of the consumer and mortgage loan rating methodology.

On October 25, 2010 the Commission issued a resolution to the General Provisions for Banking Institutions modifying the applicable non-revolving consumer and housing mortgage loan rating so that the allowance for loan losses will be calculated on the basis of expected rather than incurred loss. This modification will become effective on March 1, 2011. The Financial Group considers that the initial impact from entry into force of this amendment is approximately Ps. 600 increase in the reserve requirement. This will be recognized in stockholders’ equity no later than March 31, 2011, in the prior year’s results.

38 — DIFFERENCES BETWEEN MEXICAN BANKING GAAP AND MEXICAN FINANCIAL REPORTING STANDARDS

The Financial Group’s consolidated financial statements are prepared in accordance with the Accounting Practices established by the Commission (“Mexican Banking GAAP”), which differ in certain respects from Mexican Financial Reporting Standards (“MFRS”).

The principal differences and the effect on consolidated net income and consolidated stockholders’ equity are presented below with an explanation of the adjustments. This information is not required by Mexican Banking GAAP.

Reconciliation of stockholders’ equity:

	December 31,
	2010		2009
Stockholders’ equity under Mexican Banking GAAP	Ps.	50,227	Ps.	44,974

Adjustments:
Loan loss reserves (See B)	—		(198)
Loan origination fees and costs (See A)	277		275
Reserve for foreclosed assets (See C)	143		45
Insurance and postretirement activities (See A)	2,231		1,857
Purchased loan portfolio (See A)	86		(163)
Securitizations (See D)	(222)		(179)
Investment valuation (See A)	—		7
Total adjustments	2,515		1,644
Tax effect on adjustments (See F)	(783)		(439)
Noncontrolling interest attributable to adjustments (See G)	(777)		(645)

Stockholders’ equity under MFRS	Ps.	51,182	Ps.	45,534

Reconciliation of net income:

	Year ended December 31,
	2010		2009
Net income under Mexican Banking GAAP	Ps.	6,705	Ps.	5,854

Adjustments:
Loan loss reserves (See B)	198		(101)
Loan origination fees and costs (See A)	2		126
Reserve for foreclosed assets (See C)	99		90
Insurance and postretirement activities (See A)	374		119
Derivatives (See A)	—		75
Purchased loan portfolio (See A)	249		220
Securitizations (See D)	(43)		152
Repurchase agreements (See A)	—		24
Investment valuation (See A)	(7)		19
Change in credit card loan rating methodology (E)	—		(1,102)
Total adjustments	872		(378)
Tax effect on adjustments (See F)	(311)		157
Noncontrolling interest attributable to adjustments (See G)	(150)		(31)

Net income under MFRS	Ps.	7,116	Ps.	5,602

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

As disclosed in Note 10, on June 30, 2010 the Federal Government through the SHCP and Banking Institutions signed an agreement for the early termination of the mortgage loan debtors support programs (punto final and UDI trusts) As a result of signing the agreement, the Financial Group reduced its reserve to Ps. 57 related to such obligation. Under MFRS additional reserves for debtor programs were cancelled.

C) Reserve for foreclosed assets

Under Mexican Banking GAAP, reserves for foreclosed assets are required based on their nature and number of months outstanding. Under MFRS, these assets are recognized at the lower of the corresponding loan’s book value or the fair value of the foreclosed asset. Potential impairment should also be evaluated and recognized, as necessary, on these assets.

D) Securitizations

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

E) Change in credit card loan rating methodology

As disclosed in Note 11, in 2009, the cumulative effect of the change in consumer loan rating methodology for credit card operations was charged against retained earnings with the Commission’s expressed authorization. MFRS requires such changes to be recorded in current earnings.

F) Income taxes

MFRS differences as described above, to the extent taxable, are reflected in the MFRS deferred tax balances.

G) Non-controlling interest

The effects of the MFRS differences as described in this Note reflect the amounts assigned to the noncontrolling interests.

39 — DIFFERENCES BETWEEN MEXICAN BANKING GAAP AND U.S. GAAP

The Financial Group’s consolidated financial statements are prepared in accordance with Mexican Banking GAAP, which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Through December 31, 2007, the Mexican Banking GAAP consolidated financial statements include the effects of inflation as provided for under NIF B-10, “Effects of Inflation”, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The application of NIF B-10 represented a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, was considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. Beginning on January 1, 2008, and through December 31, 2010, in accordance with NIF B-10, “Effects of Inflation”, the Financial Group discontinued the recognition of inflation in its financial statements under Mexican Banking GAAP as the cumulative inflation for the preceding three years was less than 26%. Notwithstanding the prior comments, the following reconciliation to U.S. GAAP through December 31, 2007 does not include the reversal of the adjustments required under NIF B-10, as permitted by the rules and regulations of the Securities and Exchange Commission (the “SEC”).

The principal differences as they relate to the Financial Group between Mexican Banking GAAP and U.S. GAAP and the effect on consolidated stockholders’ equity and consolidated net income are presented below, with an explanation of the adjustments.

Reconciliation of stockholders’ equity:

	December 31,
	2010		2009
Stockholders’ equity under Mexican Banking GAAP	Ps.	50,227	Ps.	44,974

U.S. GAAP adjustments:
Loan loss reserves (See A)	2,868		3,034
Loan origination fees and costs (See B)	277		275
Purchased loan portfolio (See C)	86		(163)
Reserve for foreclosed assets (See E)	143		45
Insurance and postretirement activities (See F)	2,231		1,857
Business combinations (See G)	81		969
Employee retirement obligations (See H)	(1,062)		(1,029)
Securitizations (See J)	(26)		(22)
Other adjustments (See K)	423		322
Fair value measurements (See L)	(51)		(63)
IFC transaction (See M)	(4,244)		(3,651)
Income taxes (See N)	(1,602)		(1,617)
Total U.S. GAAP adjustments	(876)		(43)
Tax effect on U.S. GAAP adjustments (See N)	(1,751)		(1,794)
Noncontrolling interest attributable to U.S. GAAP adjustments (See O)	(762)		(689)
Stockholders’ equity under U.S. GAAP	Ps.	46,838	Ps.	42,448

Reconciliation of net income:

	Years ended December 31,
	2010		2009		2008
Net income under Mexican Banking GAAP	Ps.	6,705	Ps.	5,854	Ps.	7,014
U.S. GAAP adjustments:
Loan loss reserves (See A)	(166)		1,668		225
Loan origination fees and costs (See B)	2		126		4
Purchased loan portfolio (See C)	249		220		278
Derivatives (See D)	—		75		(93)
Reserve for foreclosed assets (See E)	99		90		(210)
Insurance and postretirement activities (See F)	374		119		286
Business combinations (See G)	1		29		(318)
Employee retirement obligations (See H)	88		129		55
Capitalized costs (See I)	—		—		68
Securitizations (See J)	(4)		114		(134)
Other adjustments (See K)	(129)		(413)		(814)
Fair value measurements (See L)	12		74		(137)
Income taxes (See N)	15		(3)		11
Total U.S. GAAP adjustments	541		2,228		(779)
Tax effect on U.S. GAAP adjustments (See N)	(167)		(825)		362
Noncontrolling interest attributable to U.S. GAAP adjustments (See O)	(130)		(183)		(121)
Net income under U.S. GAAP	Ps.	6,949	Ps.	7,074	Ps.	6,476

A rollforward of the Financial Group’s U.S. GAAP stockholders’ equity balance is as follows:

	2010		2009

Balance at the beginning of the year	Ps.	42,448	Ps.	38,789
Net income under U.S. GAAP	6,949		7,074
Dividends declared	(1,029)		(364)
Issuance (repurchase) of shares	69		(451)
Acquisition of the 30% non-controlling interest of INB	—		(811)
Other comprehensive loss	(1,599)		(1,789)

Balance at the end of the year	Ps.	46,838	Ps.	42,448

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

For larger non-homogeneous loans, the Financial Group assesses for impairment all individual loans with an outstanding balance greater than 4 million UDI or its equivalent in Mexican Pesos. Under U.S. GAAP, estimated losses on impaired loans, which are individually assessed, are required to be measured at the present value of expected future cash flows discounted at the loan’s effective rate, the loan’s observable market price or at the fair value of the collateral if the loan is collateral dependent.

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

Regarding credit card loans, such portfolio shall be provisioned and rated on a loan-by-loan basis taking into consideration the probability of noncompliance, the severity of the loss and the exposure to noncompliance. The probability of noncompliance is determined using a formula which considers the number of delinquent payments before the calculation date, the number of payments not made in the previous six months, the percentage represented by the payment made with regards to the total payable balance, and the percentage represented by the payment made in relation to the account’s authorized credit limit. The percentage to be utilized to determine the amount of loss reserves for each credit, results from multiplying the severity of the loss by the probability of noncompliance. The amount of the reserves to record results from multiplying the percentage referred to, by the exposure to noncompliance. Exposure to noncompliance is determined by applying a formula that considers both the total balance of the creditor’s debt and its credit limit. In the case of inactive accounts, a provision equivalent to 2.68% of the credit limit shall be constituted. The resulting effect of applying the revised consumer loan rating method for credit card operations is shown in Note 11.  Given that the methodology remained unchanged for purposes of U.S. GAAP, the adjustment related to the loan loss reserve for credit cards increased when compared to 2008.

U.S. GAAP loan loss reserves are as follows:

Loan loss reserves	2010		2009		2008
Loan loss reserves for ASC 310	Ps.	1,986	Ps.	388	Ps.	523
Loan loss reserves for ASC 450	3,391		4,113		4,728
Total loan loss reserves US GAAP	5,377		4,501		5,251
Mexican Banking GAAP loan loss reserves	8,245		7,535		6,617

Stockholders’ equity adjustment	2,868		3,034		1,366
Net Income adjustment	Ps.	(166)	Ps.	1,668	Ps.	225

Roll forward of loan loss reserves:

	2010		2009		2008

Beginning of the year	Ps.	4,501	Ps.	5,251	Ps.	2,572
Charge-offs net of recoveries	(6,329)		(7,560)		(4,002)
Charges to income of the year	7,205		6,810		6,681

End of the year	Ps.	5,377	Ps.	4,501	Ps.	5,251

Ratios:

	December 31,						Percentage
Loan loss reserves for ASC 310	2010		2009		2008		2010	2009	2008

Total reserves	Ps.	1,986	Ps.	388	Ps.	523
Total balances of impaired loans	Ps.	977	Ps.	387	Ps.	153	203.23%	100.26%	341.83%
Total balances of outstanding loans	Ps.	4,731	Ps.	7,596	Ps.	1,256	41.98%	5.11%	41.64%

	December 31,						Percentage
Loan loss reserves for ASC 450	2010		2009		2008		2010	2009	2008

Total reserves	Ps.	3,391	Ps.	4,113	Ps.	4,728
Total balances of impaired loans	Ps.	3,653	Ps.	4,717	Ps.	4,548	92.82%	87.22%	103.96%
Total balances of outstanding loans (1)	Ps.	265,483	Ps.	237,512	Ps.	243,990	1.28%	1.73%	1.94%

(1) The Financial Group has also recorded loan loss reserves in accordance with ASC 450 related to items such as guarantees and other off-balance sheet liabilities. Such balances, which are not included in the total balance of outstanding loans, amounted to Ps. 3,155, Ps. 2,272 and Ps. 2,793 as of December 31, 2010, 2009 and 2008, respectively.

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

B)           Loan origination fees and costs

Under Mexican Banking GAAP, fees charged in connection with the issuance of loans are recorded as a deferred credit, which is amortized into interest income over the loan’s term, using the straight line method. Until December 31, 2006, loan origination fees were recognized on a cash basis. This change in accounting principle was applied retrospectively. Costs and expenses associated with the initial granting of the loan are recorded as a deferred charge to be amortized as interest expense over the same period in which the fee income is recognized. This applies only to those costs and expenses that are considered incremental. Until December 31, 2007 loan origination costs were expensed as incurred. This change was applied prospectively given the practical impossibility of determining them for prior years. In addition, annual credit card fees, the fees for unused credit lines, as well as the associated costs and expenses, are amortized in 12 months. Under U.S. GAAP, as required by ASC 310 “Receivables” (previously SFAS No. 91 “Accounting for Nonrefudable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases”), loan origination fees are deferred and recognized over the life of the loan as an adjustment of yield (interest income). Likewise, direct loan origination costs defined in the following paragraph are deferred and recognized as a reduction in the yield of the loan. Loan origination fees and related direct loan origination costs for a given loan are offset and only the net amount is deferred and amortized.

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

The Financial Group’s portfolio disclosures and U.S. GAAP methodology applied are disclosed in the following table:

Stockholders’ equity	Net income
December 31,	Year ended December 31,	Methodology applied under
Portfolio	2010	2009	2010	2009	2008	U.S. GAAP

Bancrecer I	Ps.	(106)	Ps.	(131)	Ps.	25	Ps.	21	Ps.	13	Cost-recovery method
Serfin Santander	14	(57)	71	3	10	Cost-recovery method
Meseta	34	33	1	48	23	Cost-recovery method
Bancrecer II	(2)	(2)	—	—	—	Cost-recovery method
Goldman Sachs	(96)	(147)	51	39	42	Cost-recovery method
Cremi	(34)	(41)	7	8	13	Cost-recovery method
Banorte Sólida	(104)	(128)	24	23	46	Cost-recovery method
Bancomer I	(134)	(153)	19	(17)	(27)	Cost-recovery method
Bancomer II	—	1	(1)	(8)	(2)	Interest method
Banco Unión	20	10	10	4	(5)	Interest method
Bital I	6	(17)	23	30	19	Interest method
Bancomer III	13	36	(23)	2	6	Interest method
Bancomer IV	288	243	45	68	71	Interest method
Bital II	17	13	4	(1)	(6)	Interest method
Banamex Hipotecario	69	80	(11)	(1)	20	Interest method
GMAC Banorte	10	14	(4)	(10)	7	Interest method
Serfin Comercial I	7	10	(3)	(6)	27	Interest method
Serfin Hipotecario	87	73	14	14	17	Interest method
Vipesa	(3)	—	(3)	3	4	Interest method

Ps.	86	Ps.	(163)	Ps.	249	Ps.	220	Ps.	278

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

Also, under the accounting practices prescribed by the National System of Saving for the Retirement Commission, the direct costs associated with the reception of new clients for the administration of the bills of retirement is recognized in income as incurred. Under U.S. GAAP the costs are capitalized and amortized over the time in which the service is rendered.

Accumulated deferred acquisition costs (DAC) as of December 31, 2010, 2009 and 2008 under U.S. GAAP are as follows:

	December 31,
	2010		2009		2008

Life	Ps.	24	Ps.	22	Ps.	20
P&C	316		287		255
Health	28		58		197
Afore	1,640		1,351		1,397
Total accumulated DAC	Ps.	2,008	Ps.	1,718	Ps.	1,869
DAC - net amount charged to net income	Ps.	290	Ps.	(151)	Ps.	371

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

The Financial Group recorded a reserve for catastrophic events under Mexican GAAP as a liability which is not allowed by U.S. GAAP.

Loss reserves and unearned premiums:

	December 31,
	2010		2009

Life	Ps.	23	Ps.	68
P&C	(348)		(267)
Health	(38)		(125)
LAE	(161)		(107)
Afore	(343)		(308)
Pensions	739		696
Total	(128)		(43)
Catastrophic reserve:
P&C	320		252
	320		252
Reinsurance activities	30		(70)

Total reserves	Ps.	222	Ps.	139

Summary:

	December 31,
	2010		2009

DAC	Ps.	2,008	Ps.	1,718
Total reserves	222		139
Total adjustments	Ps.	2,230	Ps.	1,857

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

In conjunction with the acquisition of 70% of the outstanding shares of INB, Banorte entered into a stock option agreement with INB shareholders. The agreement granted Banorte, or its assignees, an irrevocable option to purchase the remaining 30% of the outstanding shares of INB (hereinafter referred to as the “Call Option”). In addition, the agreement granted INB shareholders the option to require Banorte, or its assignees to purchase the remaining 30% of the outstanding shares of INB (hereinafter referred to as the “Put Right”). If Banorte or the INB shareholders exercise the Call Option or the Put Right, each party must purchase or sell the entire 30% of the remaining share of INB. In conformity with recommendations made by the Commission, the Financial Group recognized a liability for the obligation represented by the Put Right at the acquisition date. In subsequent periods, the obligation was revised based on the contractual amount established in the purchase agreement with changes in the value recognized in goodwill. Under U.S. GAAP, the Put Right was recognized as a free standing financial instrument under the premises of ASC 480 “Distinguishing Liabilities from Equity” (previously SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”), and was recorded at the acquisition date at its estimated fair market value, with corresponding changes in fair value recognized in current earnings.

In April 2009 the Financial Group exercised its call option acquiring the remaining 30% of INB’s shares and as of December 31, 2010 and 2009 is the 100% owner. For purposes of Mexican Banking GAAP this resulted in cancelling the value of the call option that had been recorded upon initial recognition. Under U.S. GAAP, the acquisition of the remaining 30% of the shares of INB, was treated as an equity transaction with no further valuation of the assets or liabilities of INB Financial Corp, and thus no recording of additional goodwill.

H)    Employee retirement obligations

Under Mexican Banking GAAP NIF D-3 requires the recognition of a severance indemnity liability calculated based on actuarial computations. Similar recognition criteria under U.S. GAAP are established in ASC 712 “Compensation — Nonretirement Postemployment Benefits” (previously SFAS No. 112, “Employers’ Accounting for Postemployment Benefits”), which requires that a liability for certain termination benefits provided under an ongoing benefit arrangement such as these statutorily mandated severance indemnities, be recognized when the likelihood of future settlement is probable and the liability can be reasonably estimated. Prior to 2008, Mexican Banking GAAP allowed for the Financial Group to amortize the transition obligation related to the adoption of NIF D-3 over the expected service life of the employees. Beginning in 2008, an amendment to NIF D-3 requires the amortization of the unrecognized transition as of January 1, 2008 over the lesser of the expected remaining service period of employees or over five years. However, U.S. GAAP required the Financial Group to recognize such effect upon initial adoption and does not permit an entity to reduce the accrued liability by any unrecognized items, which results in a difference in the amount recorded under the two accounting principles.

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

I)     Capitalized costs

Under Mexican Banking GAAP, prior to the issuance of NIF C-8, “Intangible Assets”, all expenses incurred in the preoperating or development stages were capitalized. Upon adoption of NIF C-8, research costs and preoperating costs should be expensed as a period cost, unless they can be classified as development costs to be amortized on a straight-line basis after operations commence for a period not exceeding 20 years. Under U.S. GAAP, in accordance with ASC 730, “Accounting for Research and Development”, and ASC 340, “Other Assets and Deferred Cost” (previously SFAS No. 2, “Accounting for Research and Development Costs,” and SOP 98-5, “Reporting on the Costs of Start-Up Activities”), such research and preoperating expenses are expensed as incurred.

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

For Mexican Banking GAAP, through December 2008, both subordinated certificates were presented as part of the “Investments in securities” line item in the Consolidated Balance Sheet. In 2009, the Financial Group reclassified them to the “Receivables generated by securitizations” line item, due to a change in the Commissions’ accounting criteria

K)    Other adjustments

These include the following:

	Stockholders’ equity				Net income
	December 31,				Year ended December 31,
	2010		2009		2010		2009		2008

1) Non-accrual loans	Ps.	428	Ps.	326	Ps.	102	Ps.	157	Ps.	142
2) Guarantees	(5)		(11)		6		(18)		29
3) Repurchase agreements	—		—		—		24		46
4) Investment valuation	—		7		(237)		(629)		(1,121)
5) Equity method investments	—		—		—		53		90
	Ps.	423	Ps.	322	Ps.	(129)	Ps.	(413)	Ps.	(814)

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

3)    The repurchase and resale agreements are transactions by which the purchaser acquires ownership of financial instruments for a sum of money and is obligated to transfer instruments of the same kind to the seller of the securities within the agreed term and in exchange for the same price, plus a premium. Under Mexican Banking GAAP repurchase transactions are recorded according to their economic substance, which is financing with collateral, by which the Financial Group, acting as the purchaser, gives cash as financing in exchange for financial assets as guarantee in the event of noncompliance. Prior to September, 2008, repurchase and resale agreements represented the temporary purchase or sale of certain financial instruments in exchange for a specified premium to be paid or received and with the obligation to resell or repurchase the underlying securities and were recorded as sales and purchases of securities, respectively.  A net asset or liability was recorded at the fair value of the commitment to subsequently repurchase or resell the securities, respectively. Under U.S. GAAP, repurchase and reverse repurchase agreements are transfer transactions subject to specific provisions and conditions that must be met in order for a transaction to qualify as a sale rather than a secured borrowing, In most cases, banks in the U.S. enter into repurchase and reverse repurchase transactions that qualify as secured borrowings. Accordingly, the Financial Group’s assets subject to a repurchase agreement would not be derecognized. Due to changes in Mexican Banking GAAP effective October 2008, repurchase and reverse repurchase agreements are accounted for as secured borrowings, as is also required under U.S. GAAP.

4)    Until December 31, 2008, the investment valuation adjustment was related to a difference in the income recognition for available-for-sale and held-to-maturity securities. For U.S. GAAP purposes, the premiums and discounts of such securities are accounted for based on the interest method. Under Mexican Banking GAAP, the Financial Group recognized income based on the straight line method. Additionally, under Mexican Banking GAAP, the Financial Group recognizes the effect of exchange rate fluctuations of its securities available for sale within income of the year. Under U.S. GAAP, this impact is recognized in other comprehensive income. As disclosed in Note 4, due to changes in Mexican Banking GAAP effective January 2009, the investment valuation related to available-for-sale and held-to-maturity securities substantially conforms to U.S. GAAP requirements.

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

L)    Fair value measurements

For purposes of U.S. GAAP, the Financial Group applies the accounting provisions of ASC 820 “Fair Value Measurements and Disclosure” (previously SFAS No. 157, Fair Value Measurements). U.S. GAAP establishes a framework for measuring fair value and expands disclosures about fair value measurements and clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to existing practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. This guidance was effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years for financial assets and liabilities. On October 10, 2008, the FASB issued guidance included in ASC 820 (Staff Position (“FSP”) FAS No. 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active”), which was effective upon issuance. The provisions of ASC 820 were deferred until fiscal years beginning after November 15, 2008 for nonfinancial assets and liabilities. The effect of adopting ASC 820 as it relates to the Financial Group’s financial assets and liabilities is included in the reconciliation between Mexican Banking GAAP and U.S. GAAP. There was no impact to the Financial Group’s U.S. GAAP balances as a result of adopting this standard related to its nonfinancial assets and liabilities.

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

Fair value for many OTC contracts is derived using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, commodity prices, equity prices, interest rate yield curves, credit curves, correlation, and creditworthiness of the counterparty, option volatility and currency rates. In accordance with U.S. GAAP, the impact of the Financial Group’s own credit spreads is also considered when measuring the fair value of liabilities, including OTC derivatives contracts. Where appropriate, valuation adjustments are made to account for various factors such as liquidity risk (bid-ask adjustments), credit quality and model uncertainty. These adjustments are subject to judgment, are applied on a consistent basis and are based upon observable inputs where available. The Financial Group generally subjects all valuations and models to a review process initially and on a periodic basis thereafter.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Financial Group’s own assumptions are set to reflect those that the Financial Group believes market participants would use in pricing the asset or liability at the measurement date.

Certain assets are measured at fair value on a non recurring basis. These assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances. These include property, furniture and fixtures, foreclosed assets and goodwill that are written down to fair value when they are determined to be impaired. As mentioned in Note 4, the Financial Group has established guidelines to identify and, if applicable, record losses derived from the impairment or decrease in value of long-lived tangible or intangible assets, including goodwill. No impairment to property, furniture, fixtures, foreclosed assets or goodwill was identified for the years ended December 31, 2010 and 2009. As a result no fair value adjustments to these assets were recorded and the related fair value disclosures were not necessary.

As of December 31, 2010 and 2009, the Financial Group did not have any liabilities measured on a non recurring basis; as such, no disclosure was necessary.

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

The following fair value hierarchy table presents information regarding the Financial Group’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009:

	Fair value measurements as of December 31, 2010
	Quoted prices In active markets for identical instruments		Significant other observable inputs		Significant unobservable inputs		December 31, 2010
	(Level 1)		(Level 2)		(Level 3)		Fair value
Trading securities	Ps.	66,181	Ps.	—	Ps.	—	Ps.	66,181
Available for sale securities	4,415		7,873		—		12,288
Derivative asset position	—		8,059		—		8,059
Derivative liability position	—		(10,737)		—		(10,737)
Securitization receivables	—		—		950		950
IFC Transaction	—		—		4,244		4,244
Total	Ps.	70,596	Ps.	5,195	Ps.	5,194	Ps.	80,985

	Fair value measurements as of December 31, 2009
	Quoted prices In active markets for identical instruments		Significant other observable inputs		Significant unobservable inputs		December 31, 2009
	(Level 1)		(Level 2)		(Level 3)		Fair value
Trading securities	Ps.	24,459	Ps.	—	Ps.	—	Ps.	24,459
Available for sale securities	5,098		6,603				11,701
Derivative asset position	—		5,880		—		5,880
Derivative liability position	—		(8,375)		—		(8,375)
Securitization receivables	—		—		432		432
IFC Transaction	—		—		3,651		3,651
Total	Ps.	29,557	Ps.	4,108	Ps.	4,083	Ps.	37,748

	Fair value measurements using significant unobservable inputs (Level 3)
	Securities
Beginning balance	Ps.	4,083
Total gains or losses (realized/unrealized)
Included in earnings (or changes in net assets)	518
Included in other comprehensive income	593
Ending balance	Ps.	5,194

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

Under Mexican Banking GAAP, NIF C-12 “Financial Instruments with Characteristics of Liability, Equity, or Both” requires the Financial Group to record the noncontrolling interest held by the IFC at the original transaction value within stockholders’ equity since the IFC is exposed to the same risks and rewards as any other shareholder of Banorte and given that the intention of the Financial Group is to redeem the IFC’s noncontrolling interest in exchange of the Financial Group’s own shares in the event that the IFC exercises its option. Any future transactions between the Financial Group and the IFC as it relates to this matter will be accounted for directly in stockholders’ equity as it is between common shareholders.

N)           Income taxes

Under Mexican Banking GAAP as required by NIF D-4, “Income Taxes”, income tax and employee statutory profit sharing (PTU) are charged to results as they are incurred and the Financial Group recognizes deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax basis, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period in which the enactment occurs. The Financial Group recognizes the benefits related to tax loss carryforwards and asset tax credit carryforwards when such amounts are realized. Deferred tax assets are recognized only when it is highly probable that sufficient future taxable income will be generated to recover such deferred tax assets.  Under Mexican Banking GAAP the Financial Group did not recognize deferred tax assets in the acquisition of Bancrecer as their potential utilization was not considered to be highly probable at the acquisition date.

PTU arises from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

Under U.S. GAAP, as required by ASC 740, “Income Taxes” (previously SFAS No. 109 “Accounting for Income Taxes”), the Financial Group recognizes deferred income tax and PTU assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax or PTU bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period when the enactment occurs. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. Deferred income tax assets are reduced by any benefits that, in the opinion of management, more likely than not that the tax assets will be realized. Under U.S. GAAP the Financial Group recognized deferred tax asset related to Bancrecer’s acquisition as their realization was considered to be more likely than not.

U.S. GAAP differences as described above, to the extent taxable are reflected in the U.S. GAAP deferred tax balances.

O)          Noncontrolling interest

The effects of the U.S. GAAP differences as described in this Note reflect the amounts assigned to the noncontrolling interests.

II                                      Consolidation:

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

III                                 Additional disclosures:

A)           Earnings per common share (“EPS”) in accordance with U.S. GAAP

In accordance with U.S. GAAP, EPS is based on the provisions of ASC 260, “Earnings per Share” (previously SFAS No. 128), and is calculated using the weighted-average number of common shares outstanding during each period. Basic and diluted earnings per share are based upon, 2,018,257,560, 2,017,132,134, and 2,016,959,232 weighted-average shares outstanding for 2010, 2009 and 2008, respectively. Potentially dilutive common shares for all periods presented are not significant. Basic and diluted net income per common share computed in accordance with U.S. GAAP is presented below:

	Year ended December 31,
	2010		2009		2008

Basic and diluted earnings per share attributable to controlling interest	Ps.	3.4776	Ps.	3.5423	Ps.	3.2379

B)           Subsequent events

The Financial Group’s consolidated financial statements have been approved by the Board of Directors at their January 25, 2011 meeting in accordance with the responsibility assigned to them. The Financial Group has evaluated events subsequent to December 31, 2010 to assess the need for potential recognition or disclosure in the accompanying consolidated financial statements. Such events were evaluated through January 25, 2011, the date the Financial Group’s Mexican Banking GAAP consolidated financial statements were available to be issued.

In an official letter UBVA/012/2011 dated March 8, 2011, the SHCP having previously obtained a positive opinion from the Commission and Banco de México, authorized the merger of the Financial Group as the merging and subsisting entity with IXE Grupo Financiero as the merged and absorbed entity, in accordance with Article 10 of the Law Regulating Financial Groups. The merger is subject to the terms and conditions established by the shareholders of each entity as presented to the SHCP.

C)           Cash flow information

Beginning in 2009, an amendment to Mexican Banking GAAP requires the presentation of a cash flow statement on a prospective basis instead of a statement of changes in financial position. Prior to such date Mexican Banking GAAP established the presentation requirements related to the statement of changes in financial position. The statement of changes in financial position presents the sources and uses of funds during the period measured as the differences, in constant pesos, between the beginning and ending balances of balance sheet items adjusted by the excess (shortfall) in restatement of capital. The monetary effect and the effect of changes in exchange rates are considered cash items in the determination of resources generated from operations due to the fact that they affect the purchasing power of the entity. The following price-level adjusted consolidated statement of cash flows presented for the years ended December 31, 2010, 2009 and 2008, includes the impact of U.S. GAAP adjustments in conformity with recommendations established by the American Institute of Certified Public Accountants, SEC Regulations and International Practices Task Force Committees.

Grupo Financiero Banorte, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2010, 2009 and 2008

(In millions of Mexican pesos)

	2010		2009		2008
Cash flows from operating activities:
Net income under U.S. GAAP	Ps.	6,949	Ps.	7,074	Ps.	6,476

Unrealized investment (income) loss	(52)		350		1,171
Allowance for loan losses	7,056		6,616		6,625
Depreciation and amortization	1,191		953		1,450
Deferred income taxes and employee profit sharing	67		(518)		(290)
Other provisions	597		(961)		(354)
Equity in earnings of subsidiaries and associated companies	(83)		(131)		(125)
Allowance for doubtful accounts	164		182		59
Periodic pension cost	206		160		199
Loss (gain) on sale of property	8		(8)		—
Loss on sale of foreclosed assets	85		31		273
Loss (gain) on sale of trading securities	455		280		(116)
Loss (gain) on sale of available for sale securities	157		23		(53)
Amortization of purchased portfolios	588		566		680
Insurance and postretirement reserves	(375)		(117)		(286)
Amortization of debt issuance fees and costs	(2)		(126)		(4)
Income recognition of purchased portfolios	(249)		(221)		(278)
Other non-cash items	923		535		(2,014)
Changes in operating assets and liabilities:
Trading securities	(16,232)		(23,015)		(1,455)
Trading derivative financial instruments	181		(82)		2,435
Decrease (increase) in settlement accounts payable	1,357		182		(649)
(Increase) decrease in settlement accounts receivable	(1,804)		63		1,262
Decrease (increase) in other accounts receivable	1,759		(1,769)		(4,286)
Increase in other accounts payable	6,087		3,756		5,709
(Increase) decrease in deferred charges	(1,216)		623		(1,560)
(Decrease) increase in deferred credits	(174)		4		242
Net cash provided by (used in) operating activities	7,643		(5,550)		15,111

	2010		2009		2008
Cash flows from investing activities:
Proceeds from sale of property, furniture and equipment	305		259		123
Acquisitions of property, furniture and equipment	(2,364)		(1,467)		(1,345)
Proceeds from sale of foreclosed assets	596		636		758
Treasury transactions - held to maturity securities	17,408		31,284		(219,851)
Treasury transactions - available for sale securities	(7,056)		(5,365)		(4,430)
Granting of loans	(32,462)		(8,698)		(48,294)
Purchased credit portfolios	(553)		(391)		(302)
Repurchase agreements — purchases	4,566		5,454		(90)
Other investing activities	123		129		753
Net cash (used in) provided by investing activities	(19,437)		21,841		(272,678)
Cash flows from financing activities:
(Repayments of) proceeds from subordinated liabilities	(298)		(2,481)		10,343
Issuance (repurchase) of shares	70		(451)		103
Dividends paid	(1,029)		(364)		(949)
Deposits received	19,005		15,361		53,319
Repayments of bank debt and other loans	5,483		(15,636)		9,037
Repurchase agreements — sales	(6,883)		(7,087)		196,368
Net cash provided by (used in) financing activities	16,348		(10,658)		268,221

Effects of exchange rates on cash	(1,032)		(738)		2,026

Net increase in cash and cash equivalents	3,522		4,895		12,680

Cash and cash equivalents at the beginning of the year	59,291		54,396		41,716

Cash and cash equivalents at the end of the year	62,813		59,291		54,396

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes	Ps.	2,811	Ps.	2,649	Ps.	4,013
Interest	Ps.	37,356	Ps.	38,934	Ps.	44,630

Supplemental schedule of non-cash investing activities:
Transfers from loans to foreclosed assets	198		523		542
Transfers from purchased credit portfolio to foreclosed assets	488		327		233
Transfers (from) to foreclosed assets from (to) loans and purchased credit portfolio, net	Ps.	(686)	Ps.	(850)	Ps.	(775)

Cash and cash equivalents include all cash balances and highly liquid instruments purchased with an original maturity of three months or less. In addition, the Financial Group maintains a minimum capital requirement as required by the Commission (regulatory monetary fund), which is included as a cash equivalent.

D) New accounting pronouncements

On June 12, 2009, the FASB issued ASC 860-10 (previously SFAS No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140), which eliminates the concept of a qualifying special purpose entity (“QSPE”) and modifies the derecognition provisions of a previously issued accounting standard. ASC 860-10 also requires additional disclosures which focus on the transferor’s continuing involvement with the transferred assets and the related risks retained. ASC 860-10 is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009. The adoption of FASB ASC 860-10 (SFAS No. 166) had no effect on the Financial Group’s consolidated financial statements.

On June 12, 2009, the FASB issued ASC 810-10 (previously SFAS No. 167, Amendments to FASB Interpretation No. 46 (R)), which amends the consolidation guidance that applies to variable interest entities. The new guidance requires an entity to carefully reconsider its previous consolidation conclusions, including (1) whether an entity is a variable interest entity (VIE), (2) whether the enterprise is the VIE’s primary beneficiary, and (3) what type of financial statement disclosures are required. ASC 810-10 is effective as of the beginning of the first fiscal year that begins after November 15, 2009. The amendments to the consolidation guidance affect all entities and enterprises currently within the scope of ASC 810-10, as well as qualifying special-purpose entities that are currently outside the scope of ASC 810-10 (FIN 46(R)). The adoption of FASB ASC 810-10 (SFAS No. 167) had no effect on the Financial Group’s consolidated financial statements.

In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13, which contains new guidance on accounting for revenue arrangements with multiple deliverables. When vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. The guidance in the ASU will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning after June 15, 2010. The adoption of FASB ASU 2009-13 had no effect on the Financial Group’s consolidated financial statements.

On January 21, 2010, the FASB issued ASU 2010-06. The ASU amends ASC 820, Fair Value Measurements and Disclosures (SFAS No. 157) to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This ASU amends guidance on employers’ disclosures about postretirement benefit plan assets under ASC 715, Compensation — Retirement Benefits, to require that disclosures be provided by classes of assets instead of by major categories of assets. The guidance in the ASU is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. The adoption of FASB ASU 2010-06 (SFAS No. 157) had no effect on the Financial Group’s consolidated financial statements.

In March 2010, the FASB issued ASU 2010-11 - Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives which is included in the Certification under ASC 815. This update clarifies the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements.  Only an embedded credit derivative that is related to the subordination of one financial instrument to another qualifies for the exemption. This guidance became effective for the fiscal years beginning January 1, 2010. Accordingly, the adoption of FASB ASU 2010-11 had no effect on the Financial Group’s consolidated financial statements.

In April 2010, the FASB issued ASU 2010-13 - Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades, a consensus of the FASB Emerging Issues Task Force (ASU 2010-13. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Earlier application is permitted. The Company is currently evaluating the effects of adopting the guidance in the ASU.

E) International Financial Reporting Standards

In January 2009, the Commission published amendments to the Mexican Securities Law, including the obligation to prepare and present financial statements using International Financial Reporting Standards (“IFRS”) beginning in 2012, with early adoption permitted. Financial institutions such as the Financial Group are prohibited from presenting IFRS for purposes of their local filings and must continue to present their basic financial statements in accordance with Mexican Banking GAAP. However, the Financial Group’s equity method investor Gruma, S.A.B. de C.V. (“Gruma”) is required to comply with the changes to the Mexican Securities Law and has disclosed in public documents that they intend to early adopt IFRS beginning in 2011. The Financial Group is in the process of assessing the impacts of IFRS on its financial information for purposes of providing such information to Gruma for their future filings.