Form 20-F
period 2011-12-31
GRUMA SAB DE CV
filed 2012-04-30
CIK 1053947

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Investor Relations Calzada del Valle, 407 Ote. Colonia del Valle San Pedro Garza García, Nuevo León 66220, México Tel: (52) 81 8399-3349 Facsimile: (52) 81 8399-3359 Email: ir@gruma.com
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

☐ Yes    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

N/A

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. ☐ GAAP	☒ IFRS	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☒

*         Not for trading but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

i

INTRODUCTION

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

PRESENTATION OF FINANCIAL INFORMATION

This Annual Report contains our audited consolidated financial statements as of January 1, 2010 and December 31, 2010 and 2011 and for the years ended December 31, 2010 and 2011. The consolidated financial statements have been audited by PricewaterhouseCoopers, S.C., an independent registered public accounting firm and were approved by our shareholders at the annual general shareholders’ meeting held on April 26, 2012.

We publish our financial statements in pesos and prepare our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated annual financial statements herein are our first financial statements prepared in accordance with IFRS. Through 2010 we prepared our consolidated financial statements in accordance with the Normas de Información Financiera (Mexican Financial Reporting Standards), commonly referred to as “Mexican FRS” or “MFRS”. Our date of transition to IFRS was January 1, 2010. IFRS 1—“First-time Adoption of International Financial Reporting Standards” has been applied in preparing these financial statements. See Note 28 to our audited consolidated financial statements for an analysis of the valuation, presentation and disclosure effects of adopting IFRS and a reconciliation between Mexican FRS and IFRS as of January 1 and December 31, 2010 and for the year ended December 31, 2010. Following the Company’s adoption of IFRS, the Company is no longer required to reconcile its financial statements prepared in accordance with IFRS to U.S. GAAP.

The financial statements of our entities are measured using the currency of the main economic environment where the entity operates (functional currency). The consolidated financial statements are presented in Mexican pesos, which corresponds to our presentation currency. Prior to the peso translation, the financial statements of foreign subsidiaries with functional currency from a hyperinflationary environment are adjusted for inflation in order to reflect changes in purchasing power of the local currency. Subsequently, assets, liabilities, equity, income, costs, and expenses are translated to the presentation currency at the closing rate at the date of the most recent balance sheet. To determine the existence of hyperinflation, we evaluate the qualitative characteristics of the economic environment, as well as the quantitative characteristics established by IFRS, including an accumulated inflation rate equal or higher than 100% in the past three years.

MARKET SHARE

The information contained in this Annual Report regarding our market positions is based primarily on our own estimates and internal analysis and data obtained from AC Nielsen. Market position information for the United States is also based on data from Technomic. For Mexico, information is also based on data from Información Sistematizada de Canales y Mercados or “ISCAM”, Asociación Nacional de Tiendas de Autoservicio y Departamentales (National Supermarkets and Department Stores Association) or “ANTAD”, Asociación Nacional de Abarroteros Mayoristas (National Groceries Wholesalers Association) or “ANAM”, and reports from industry chambers. For Venezuela, information is also based on data obtained from LatinPanel Venezuela. For Europe, information is also based on data from Symphony IRI Group. While we believe our internal research and estimates are reliable, they have not been verified by any independent source and we cannot ensure their accuracy.

EXCHANGE RATE

This annual report contains translations of various peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from pesos (i) as of December 31, 2011 at the exchange rate of Ps. 13.95 to U.S.$1.00, which was the rate established by Banco de México on December 30, 2011 and (ii) as of March 31, 2012 at the exchange rate of Ps. 12.81 to U.S.$1.00, which was the rate established by Banco de México on March 30, 2012.

OTHER INFORMATION

Certain figures included in this Annual Report have been rounded for ease of presentation.  Percentage figures included in this Annual Report are not all calculated on the basis of such rounded figures; some are calculated on the basis of such amounts prior to rounding.  For this reason, percentage amounts in this Annual Report may vary from those obtained by performing the same calculations using the figures in our audited consolidated financial statements.  Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

All references to “tons” in this Annual Report refer to metric tons.  One metric ton equals 2,204 pounds.  Estimates of production capacity contained herein assume the operation of relevant facilities on the basis of 360 days a year, on three shifts, and assume only regular intervals for required maintenance.

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

ITEM 2                                Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3                                Key Information.

SELECTED FINANCIAL DATA

The following tables present our selected consolidated financial data as of and for each of the years indicated.  The data as of December 31, 2010 and 2011 and for the years ended December 31, 2010 and 2011 are derived from and should be read together with our audited consolidated financial statements included herein and “Item 5. Operating and Financial Review and Prospects.”

Selected financial information for 2010 differs from the information we previously published for 2010, as a result of the implementation of IFRS. See Note 28 to our audited consolidated financial statements for an analysis of the valuation, presentation and disclosure effects of adopting IFRS and a reconciliation between Mexican FRS and IFRS as of January 1 and December 31, 2010 and for the year ended December 31, 2010.

Pursuant to the transitional relief granted by the SEC in respect of the first-time application of IFRS, historical financial data for the years ended December 31, 2007, 2008 and 2009 has been omitted, and no audited consolidated financial statements and financial information prepared under IFRS for the year ended December 31, 2009 have been included in this annual report.

	2010		2011
	(thousands of Mexican Pesos, except per share amounts)
Income Statement Data:
IFRS:
Net sales	Ps.	46,232,454	Ps.	57,644,749
Cost of sales		(31,563,342)		(40,117,952)
Gross profit		14,669,112		17,526,797
Selling and administrative expenses		(12,100,365)		(13,984,486)
Other expense, net		(518,732)		(203,850)
Operating income		2,050,015		3,338,461
Comprehensive financing cost, net		(1,163,203)		(427,200)
Equity in earnings of associated companies		592,235		3,329
Gain from divestment in associated companies		—		4,707,804
Income before income tax		1,479,047		7,622,394
Income tax expense		(839,561)		(1,806,572)
Consolidated net income		639,486		5,815,822
Attributable to:
Shareholders		431,779		5,270,762
Non-controlling interest		207,707		545,060
Per share data(1):
Basic and diluted earnings per share		0.77		9.35

	2010		2011
	(thousands of Mexican pesos, except per share amounts and operating data)
Balance Sheet Data (at period end):
IFRS:
Property, plant and equipment, net	Ps.	17,930,173	Ps.	20,515,633
Total assets		38,927,394		44,542,618
Short-term debt(2)		2,192,871		1,633,207
Long-term debt(2)		15,852,538		11,472,110
Total liabilities		28,205,120		26,829,834
Common stock		6,972,425		6,972,425
Total equity(3)		10,722,274		17,712,784

Other Financial Information:
IFRS:
Capital expenditures		1,115,161		2,386,966
Depreciation and amortization		1,502,534		1,596,643
Net cash provided by (used in):
Operating activities		3,291,138		1,751,314
Investing activities		(802,208)		6,779,129
Financing activities		(4,234,431)		(7,429,059)

(1)  Based upon weighted average of outstanding shares of our common stock (in thousands), as follows:  563,651 shares for the year ended December 31, 2010 and 563,651 shares for the year ended December 31, 2011.  Each of our American Depositary Shares represents four Series B Common Shares.

(2)  Short-term debt consists of bank loans and the current portion of long-term debt.  Long-term debt consists of bank loans, our senior unsecured perpetual bonds and debentures.

(3)  Total equity includes non-controlling interests as follows: Ps.3,778 million as of December 31, 2010 and Ps.4,282 million as of December 31, 2011.

	2007	2008	2009	2010	2011
	(thousands of tons)

Operating Data:

Sales volume:
Gruma Corporation (corn flour, tortillas and other)(1)	1,329	1,337	1,312	1,395	1,464
GIMSA (corn flour, and other)	1,753	1,821	1,874	1,890	1,959
Gruma Venezuela (corn flour, wheat flour and other)	480	465	459	523	528
Molinera de México (wheat flour)	488	494	508	530	564
Gruma Centroamérica (corn flour and other)	220	213	208	201	229

Production capacity:
Gruma Corporation (corn flour and tortillas)(2)	2,063	2,093	2,096	2,314	2,482

GIMSA (corn flour, and other)(3)	2,964	2,964	2,964	2,965	2,965
Gruma Venezuela (corn flour, wheat flour and other)(4)	808	823	909	823	823
Molinera de México (wheat flour)	894	894	894	811	837
Gruma Centroamérica (corn flour and other)	319	307	307	343	350
Number of employees	18,767	19,060	19,093	19,825	21,318

(1) Net of intercompany transactions.

(2) Includes 59 thousand tons of temporarily idled production capacity at December 31, 2011.

(3) Includes 477 thousand tons of temporarily idled production capacity at December 31, 2011.

(4) Includes 71 thousand tons of temporarily idled production capacity at December 31, 2011.

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

•                  after any existing losses applicable to prior years have been made up or absorbed into shareholders’ equity;

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

The ability of our subsidiaries to make distributions to us is limited by the laws of each country in which they were incorporated and by their constitutive documents.  For example, our ability to repatriate dividends from Gruma Venezuela may be adversely affected by exchange controls and other recent events.  See “Item 3. Key Information—Risk Factors—Risks Related to Venezuela—Venezuela Presents Significant Economic Uncertainty and Political Risks.”  In the case of Gruma Corporation, our principal U.S. subsidiary, its ability to pay dividends in cash is prohibited upon the occurrence of any default or event of default under its principal credit agreements.  See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

During 2011, 2010, 2009 and 2008 we did not pay any dividends to shareholders. In 2007 we paid dividends to shareholders, in nominal terms, of Ps.410 million (per share Ps.0.85).

Exchange Rate Information

Mexico has had a free market for foreign exchange since 1994, when the government suspended intervention by the Banco de México, and allowed the peso to float freely against the U.S. dollar.  From the beginning of 2004 until August 2008, the Mexican peso was relatively stable, ranging from Ps.9.92 to Ps.11.63.  Between October 1, 2008 and March 2, 2009, the Mexican peso depreciated in value from Ps.10.97 to Ps.15.40.  From March 2009 to the end of May 2011, the Mexican peso appreciated in value from Ps.15.40 to Ps.11.58. From June 2011 to the end of March 2012, the Mexican peso depreciated in value from 11.58 to 12.81.  There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate in the future.  See “Item 3. Key Information —Risk Factors—Risks Related to Mexico—Devaluations of the Mexican Peso May Affect our Financial Performance.”

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar.

	Noon Buying Rate (Ps. Per U.S.$)
Year	High (1)	Low (1)	Average (2)	Period End
2007	11.2692	10.6670	10.9277	10.9169
2008	13.9350	9.9166	11.1415	13.8320
2009	15.4060	12.6318	13.4970	13.0576
2010	13.1940	12.1556	12.6222	12.3825
2011	14.2542	11.5050	12.4270	13.9510
October 2011	13.9310	13.1025	13.4379	13.1690
November 2011	14.2542	13.3826	13.6955	13.6201
December 2011	13.9927	13.4890	13.7746	13.9510
January 2012	13.7502	12.9251	13.4248	12.9251
February 2012	12.9514	12.6250	12.7833	12.7941
March 2012	12.9900	12.6280	12.7523	12.8115

(1) Rates shown are the actual low and high, on a day-by-day basis for each period.

(2) Average of month-end rates.

On April 20, 2012, the noon buying rate for pesos was Ps. 13.12 to U.S.$1.00.

RISK FACTORS

Risks Related to Our Company

Fluctuations in the Cost and Availability of Corn, Wheat and Wheat Flour May Affect Our Financial Performance

Our financial performance may be affected by the price and availability of corn, wheat and wheat flour as each of these raw materials represented 33%, 13% and 5%, respectively, of our cost of sales in 2011.  Mexican and world markets have experienced periods of either over-supply or shortage of corn and wheat, some of which have caused adverse effects on our results of operations.  In recent years, there has been substantial volatility and increases in the price of corn due primarily to increased demand for corn from emerging markets, and partly due to demand for corn-based ethanol in the U.S., which increased our cost of corn and negatively affected our financial condition and results of operation.  Also, there have been increases in the price of wheat, driven by negative weather conditions in certain regions of the world and increased demand worldwide, especially from emerging markets. The price of corn has remained at high levels, reaching a peak in 2011 for recent years. The price of wheat declined significantly from its peak in 2008, and thereafter increased substantially but is still below the prior peak. We believe that the demand and price for corn will increase over the long term in connection with expected rising demand for corn-based ethanol, but mainly from increased demand by emerging markets.

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

We May be Adversely Affected by Increases in Interest Rates

Interest rate risk exists primarily with respect to our floating-rate peso denominated debt, which generally bears interest based on the Mexican equilibrium interbank interest rate, which we refer to as the “TIIE.”  In addition, we have additional interest rate risk with respect to floating-rate dollar-denominated debt, which generally bears interest based on the London interbank offered rate, which we refer to as “LIBOR.” We have significant exposure to exchange rate fluctuation due to our floating-rate peso and dollar-denominated debt.  As a result, if the TIIE or LIBOR rates increase significantly, our ability to service our debt may be adversely affected.

Downgrades of Our Debt May Increase Our Financing Costs or Otherwise Adversely Affect Us or Our Stock Price

Our long-term corporate credit rating and our senior unsecured perpetual bond are rated “BB” by Standard & Poor’s Ratings Services (“Standard & Poor’s”).  Our Foreign Currency Long-Term Issuer Default Rating and our Local Currency Long-Term Issuer Default Rating are rated “BB” by Fitch Ratings (“Fitch”).  Our U.S.$300 million perpetual bond is rated “BB” by Fitch Ratings. These ratings reflect the debt repayment made on February 18, 2011, after applying the net proceeds from the sale of GRUMA’s 8.8% stake in Grupo Financiero Banorte, S.A.B. de C.V. (“GFNorte”). The ratings in effect during 2009 and 2010 were lower, prior to the debt repayment on February 18, 2011, reflecting additional leverage on GRUMA’s capital structure from the termination of GRUMA’s foreign exchange derivative positions and the subsequent conversion of the realized losses into debt.

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

We Expect to Pay Interest and Principal on Our Debt with Cash Generated in Dollars or Pesos, as Needed, But Cannot Assure You That We Will Generate Sufficient Cash Flow in the Relevant Currency at the Required Times From Our Operations

We had approximately 83% of our outstanding debt denominated in dollars,14% in Mexican pesos and 3% in other currencies as of December 31, 2011. We may not generate sufficient cash in the relevant currency from our operations to service the entire amount of our debt in such currency. A devaluation of certain currencies or a change in our business could adversely affect our ability to service our debt.

Increases in the Cost of Energy Could Affect Our Profitability

We use a significant amount of electricity, natural gas and other energy sources to operate our corn and wheat flour mills and processing ovens for the manufacture of tortillas and related products at our domestic and international facilities. These energy costs represented approximately 4% of our cost of sales in 2011.  In addition, considerable amounts of diesel fuel are used in connection with the distribution of our products.  The cost of energy sources may fluctuate widely due to economic and political conditions, government policy and regulation, war, weather conditions or other unforeseen circumstances.  An increase in the price of fuel and other energy sources would increase our operating costs and, therefore, could affect our profitability.

The Presence of Genetically Modified Corn in Our Products, Which is Not Approved for Human Consumption, May Have a Negative Impact on Our Results of Operations

As we do not grow our own corn, we are required to buy it from various producers in the United States, Mexico and elsewhere.  Although we only buy corn from farmers and grain elevators who agree to supply us with approved varieties of corn and we have developed a protocol in all our operations, with the exception of Venezuela, to test and monitor our corn for certain strains of bacteria and chemicals that have not been approved for human consumption, we may unwittingly buy genetically modified corn that is not approved for human consumption, and use such raw materials in the manufacture of our products.  This may result in costly recalls, subject us to lawsuits, and may have a negative impact on our results of operations.

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

In addition, we have expanded our operations to China, Malaysia, Australia, England, the Netherlands, Italy, and more recently to Ukraine, Russia and Turkey.  Our presence in these and other markets could present us with new and unanticipated operational challenges.  For example, we may encounter labor restrictions or shortages and currency conversion obstacles, or be required to comply with stringent local governmental and environmental regulations.  Any of these factors could increase our operating expenses and decrease our profitability.

Our Business May Be Adversely Impacted By Risks Related to Our Derivatives Trading Activities

From time to time, we enter into currency and other derivative transactions, pursuant to the Company’s risk management policy, that cover varying periods of time and have varying pricing provisions.  We may incur unrealized losses in connection with potential changes in the value of our derivative instruments as a result of changes in economic conditions, investor sentiment, monetary and fiscal policies, the liquidity of global markets, international and regional political events, and acts of war or terrorism.  See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources,” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Rate Risk.”

We Cannot Predict the Impact that Changing Climate Conditions, Including Legal, Regulatory and Social Responses Thereto, May Have on Our Business

Various scientists, environmentalists, international organizations, regulators and other commentators believe that global climate change has added, and will continue to add, to the unpredictability, frequency and severity of natural disasters (including, but not limited to droughts, hurricanes, tornadoes, freezes, other storms and fires) in certain parts of the world.  In response to this belief, a number of legal and regulatory measures as well as social initiatives have been introduced in an effort to reduce greenhouse gas and other carbon emissions which some believe may be chief contributors to global climate change.  We cannot predict the impact that changing climate conditions, if any, will have on our results of operations or our financial condition. Moreover, we cannot predict how legal, regulatory and social responses to concerns about global climate change will impact our business in the future.

Our Business and Operations May Be Adversely Affected by Global Economic Conditions

The current global macroeconomic environment, characterized by a continuing crisis in the financial markets and the potential threat of a global economic downturn, primarily as a result of the ongoing sovereign debt crisis in the Eurozone, the high degree of unemployment in certain countries, the level of public debt in the U.S. and certain European countries, and the potential impact of budget consolidation measures in the Eurozone, has adversely affected the economy in the United States, Europe and many other parts of the world, including Mexico, and has had significant consequences worldwide, including unprecedented volatility, significant lack of liquidity, loss of confidence in the financial markets, disruptions in the credit sector, reduced business activity, rising unemployment, decline in interest rates and erosion of consumer confidence.  It is uncertain how long the effects of this global macroeconomic instability will continue and how much of an impact it will have on the global economy in general, or the economies in which we operate in particular, and whether slowing economic growth in any such countries could result in our customers’ reducing their spending.  As a result, we may need to lower the prices of certain of our products and services in order to maintain their attractiveness, which could lead to reduced turnover and profit or a decline in demand for our products.  Any such development could adversely affect our business, results of operations and financial condition and lead to a drop in the trading price of our shares.

Our Financial Information Prepared under IFRS May Not Be Comparable to Our Financial Information Prepared Under Mexican FRS

We adopted IFRS as of January 1, 2011 and prepared our consolidated financial statements included in this annual report in accordance with IFRS as issued by the IASB.  IFRS differs in certain significant respects from Mexican FRS and U.S. GAAP. An analysis of the valuation, presentation and disclosure effects of adopting IFRS and a reconciliation between Mexican FRS and IFRS as of January 1 and December 31, 2010 and for the year ended December 31, 2010 is set forth in Note 28 to our audited financial statements included in this annual report.  As a result of the adoption of IFRS, our consolidated financial information presented under IFRS for fiscal years 2010 and 2011 may not be comparable to our financial information for previous periods prepared under Mexican FRS.

Risks Related to Mexico

Our Results of Operations Could Be Affected by Economic and Social Conditions in Mexico

We are a Mexican company with 34% of our consolidated assets located in Mexico and 34% of our consolidated net sales derived from our Mexican operations as of and for the year ended December 31, 2011.  As a result, Mexican economic conditions could impact our results of operations.

In the past, Mexico has experienced exchange rate instability and devaluation as well as high levels of inflation, domestic interest rates, unemployment, negative economic growth and reduced consumer purchasing power.  These events resulted in limited liquidity for the Mexican government and local corporations. Crime rates and civil and political unrest in Mexico and around the world could also negatively impact the Mexican economy.  See “Item 3. Key Information—Risk Factors—Developments in Other Countries Could Adversely Affect the Mexican Economy, the Market Value of our Securities and Our Results of Operations.”

Mexico has experienced periods of slow growth since 2001, primarily as a result of the downturn in the U.S. economy.  The Mexican economy grew by 3.3% in 2007 and by 1.5% in 2008 but contracted by 6.1% in 2009.  In 2010 and 2011, the Mexican economy grew by 5.5% and by 3.9%, respectively.

Developments and trends in the world economy affecting Mexico may have a material adverse effect on our business, financial condition and results of operations.  The Mexican economy is tightly connected to the U.S. economy through international trade (approximately 79% of Mexican exports are directed to the United States), international remittances (billions of dollars from Mexican workers in the United States are the country’s second-largest source of foreign exchange), foreign direct investment (approximately 55% of Mexican foreign direct investment comes from U.S.-based investors), and financial markets (the U.S. and Mexican financial systems are highly integrated).  As the U.S. economy contracts, U.S. citizens consume fewer Mexican imports, Mexican workers in the United States send less money to Mexico, U.S. firms with businesses in Mexico make fewer investments, U.S.-owned banks in Mexico make fewer loans, and the quality of U.S. financial assets held in Mexico deteriorates.  Moreover, the collapse in confidence in the U.S. economy may spread to other economies closely connected to it, including Mexico’s.  The result may be a potentially deep and protracted recession in Mexico.  If the Mexican economy falls into a deep and protracted recession, or if inflation and interest rates increase, consumer purchasing power may decrease and, as a result, demand for our products may decrease.  In addition, a recession could affect our operations to the extent we are unable to reduce our costs and expenses in response to falling demand.

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

Following the 2006 Congressional and Presidential elections in which Felipe Calderón Hinojosa, of the political party Partido Acción Nacional or PAN, was elected president, and the 2009 elections for the Mexican House of Representatives, the Mexican Congress has continued to be politically divided, as no political party in Mexico holds an absolute majority in the Senate or House of Representatives.

Furthermore, Mexican Presidential and Congressional elections are scheduled for July 1, 2012.  The lack of a majority party in the legislature, the lack of alignment between the legislature and the President and any changes that result from the Presidential and Congressional elections could result in political uncertainty or deadlock and prevent the timely implementation of political and economic reforms, which in turn could have a material adverse effect on Mexican economic policy and on our business, financial conditions and results of operations.

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

Devaluations of the Mexican Peso May Affect our Financial Performance

Because we have significant international operations generating revenue in different currencies and debt denominated in various currencies, we remain exposed to foreign exchange risks that could affect our ability to meet our obligations and result in foreign exchange losses. In 2010 we posted a net foreign exchange gain of Ps. 144 million and a gain of Ps. 41 million in 2011.  Major devaluation or depreciation of the Mexican peso may limit our ability to transfer or to convert such currency into U.S. dollars for the purpose of making timely payments of interest and principal on our indebtedness.  The Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico.  The government could, however, institute restrictive exchange rate policies in the future.

High Levels of Inflation and High Interest Rates in Mexico Could Adversely Affect the Business Climate in Mexico and our Financial Condition and Results of Operations

Mexico has experienced high levels of inflation in the past.  The annual rate of inflation, as measured by changes in the National Consumer Price Index was 3.57% for 2009, 4.40% for 2010, and 3.82% for 2011.  From January through March 2012, the inflation rate was 0.97%.  On April 18, 2012, the 28-day CETES rate was 4.33%.  While a substantial part of our debt is dollar-denominated at this time, high interest rates in Mexico may adversely affect the business climate in Mexico generally and our financing costs in the future and thus our financial condition and results of operations.

Developments in Other Countries Could Adversely Affect the Mexican Economy, the Market Value of Our Securities and Our Results of Operations

The Mexican economy may be, to varying degrees, affected by economic and market conditions in other countries.  Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers.  In recent years, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States.  Accordingly, the slow recovery of the economy in the United States, and the uncertainty of the impact it could have on the general economic conditions in Mexico and the United States could have a significant adverse effect on our businesses and results of operations.  See “Item 3. Key Information—Risk Factors—Our Results of Operations Could Be Affected by Economic Conditions in Mexico,” and “Item 3. Key Information—Risk Factors—Risks Related to the United States—Unfavorable General Economic Conditions in the United States Could Negatively Impact Our Financial Performance.”  In addition, economic crises in the United States as well as in Asia, Russia, Brazil, Argentina and other emerging market countries have adversely affected the Mexican economy in the past.

Our financial performance may also be significantly affected by general economic, political and social conditions in the emerging markets where we operate, particularly Mexico, Venezuela and Asia.  Many countries in Latin America, including Mexico and Venezuela, have suffered significant economic, political and social crises in the past, and these events may occur again in the future.  See also “Item 3. Key Information —Risks Related to Venezuela—Venezuela Presents Significant Economic Uncertainty and Political Risks.”  Instability in Latin America has been caused by many different factors, including:

•                  Significant governmental influence over local economies;

•                  Substantial fluctuations in economic growth;

•                  High levels of inflation;

•                  Changes in currency values;

•                  Exchange controls or restrictions on expatriation of earnings;

•                  High domestic interest rates;

•                  Wage and price controls;

•                  Changes in governmental, economic or tax policies;

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

Risks Related to Venezuela

Our Subsidiaries in Venezuela are Currently Involved in Expropriation Proceedings

On May 12, 2010, the Bolivarian Republic of Venezuela (the “Republic”) published in the Official Gazette of Venezuela decree number 7,394 (the “Expropriation Decree”), which announced the forced acquisition of all goods, movables and real estate of the Company’s subsidiary in Venezuela, Molinos Nacionales, C.A. (“MONACA”). The Republic has expressed to GRUMA’s representatives that the Expropriation Decree extends to the Company’s subsidiary Derivados de Maíz Seleccionado, C.A. (“DEMASECA”).

As stated in the Expropriation Decree and in accordance with the Venezuelan Expropriation Law (the “Expropriation Law”), the taking of legal ownership can occur either through an “Amicable Administrative Arrangement” or a “Judicial Order”. Each process requires certain steps as indicated in the Expropriation Law, neither of which has occurred. Therefore, as of this date, no formal transfer of title of the assets covered by the Expropriation Decree has taken place.

GRUMA’s interests in MONACA and DEMASECA are held through two Spanish companies Valores Mundiales, S.L. (“Valores Mundiales”) and Consorcio Andino, S.L. (“Consorcio Andino”). In 2010, Valores Mundiales and Consorcio Andino (collectively, the “Investors”) commenced negotiations with the Republic with the intention of reaching an amicable settlement. GRUMA has participated in these negotiations with a view to continuing its presence in Venezuela by potentially entering into a joint venture with the Venezuelan government that could also include compensation, or, absent a joint venture arrangement, GRUMA may receive compensation for the assets subject to expropriation, which the law requires be fair and reasonable. Those negotiations are ongoing.

The Republic and the Kingdom of Spain are parties to a Treaty on Reciprocal Promotion and Protection of Investments dated November 2, 1995 (the “Investment Treaty”), under which the Investors may settle investment disputes by means of arbitration before the International Centre for Settlement of Investment Disputes (“ICSID”). On November 9, 2011, the Investors, MONACA and DEMASECA provided formal notice to the Republic that an investment dispute had arisen as a consequence of the Expropriation Decree and related measures adopted by the Republic. In that notification, the Investors, MONACA and DEMASECA consented to submit the dispute to ICSID arbitration if the parties are unable to reach an amicable agreement.

The negotiations with the government are ongoing, and the Company cannot assure that those negotiations will be successful or will result in the Investors receiving adequate compensation, if any, for their investments subject to the Expropriation Decree. Additionally, the Company cannot predict the results of any arbitral proceeding, or the ramifications that costly and prolonged legal disputes could have on its results of operations or financial position, or the likelihood of collecting a successful arbitration award. As a result, the net impact of this matter on the Company’s consolidated financial results cannot be reasonably estimated. The Company and its subsidiaries reserve and intend to continue to reserve the right to seek full compensation for any and all expropriated assets and investments under applicable law, including investment treaties and customary international law.

The Venezuelan government has not taken physical control of the assets of MONACA or DEMASECA and has not taken control of their operations. In consequence, GRUMA can validly and legally assert that, as of this date, Valores Mundiales and Consorcio Andino have full legal ownership of MONACA’s and DEMASECA’s rights, interest, shares and assets, respectively, and full control of all operational or managerial decisions of MONACA and DEMASECA, which will not cease until GRUMA, through Valores Mundiales and Consorcio Andino, finally agrees with the Venezuelan government on the terms and conditions to transfer such assets in accordance with the legal and business schemes that are currently being negotiated with the government of Venezuela.

Pending resolution of this matter, based on preliminary valuation reports, no impairment charge on GRUMA’s net investment in MONACA and DEMASECA has been identified. The Company is also unable to estimate the value of any future impairment charge, if one will be taken, or to determine whether MONACA and DEMASECA will need to be accounted for as a discontinued operation. The historical value as of December 31, 2011 of the net investment in MONACA and DEMASECA was Ps.2,271,178 and Ps.165,969, respectively. The Company does not maintain insurance for the risk of expropriation of its investments. For more information, please see “Item 8.  Financial Information—Legal Proceedings.”

Venezuela Presents Significant Economic Uncertainty and Political Risks

Our operations in Venezuela through MONACA and DEMASECA accounted for 16% of our net sales and 14% of our total assets as of December 31, 2011.  In recent years, political and social instability has prevailed in Venezuela.  This unrest presents a risk to our operations in Venezuela which cannot be controlled or accurately measured or estimated.

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

In addition, as described in Note 5 to our consolidated financial statements, the Venezuelan government devalued its currency and established a two tier exchange structure on January 11, 2010. On December 30, 2010, the Venezuelan government issued Exchange Agreement No. 14, which established a single exchange rate of 4.30 bolivars per U.S. dollar effective January 1, 2011.  We cannot guarantee that the Venezuelan government will not impose additional price controls, or further devalue its currency or make similar decisions in the future.

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

Risks Related to the United States

Unfavorable General Economic Conditions in the United States Could Negatively Impact Our Financial Performance

Net sales in the U.S. constituted 37% of our total sales in 2011.  Unfavorable general economic conditions, such as the current economic slowdown in the United States could negatively affect the affordability of and consumer demand for some of our products.  Under difficult economic conditions, consumers may seek to forego purchases of our products or, if available, shift to lower-priced products offered by other companies.  Softer consumer demand for our products in the United States or in other major markets could reduce our profitability and could negatively affect our financial performance.

Additionally, as the retail grocery trade continues to consolidate and our retail customers grow larger, they could demand lower pricing and increased promotional programs.  Also, our dependence on sales to certain retail customers could increase.  There is a risk that we will not be able to maintain our U.S. profit margin in this environment.

Demand for our products in Mexico may also be disproportionately affected by the performance of the United States economy.  See also “Item 3. Key Information—Risk Factors—Risks Related to Mexico—Our Results of Operations Could Be Affected by Economic Conditions in Mexico.”

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

The Protections Afforded to Minority Shareholders in Mexico Are Different From Those in the United States

Under Mexican law, the protections afforded to minority shareholders are different from those in the United States.  In particular, the law concerning fiduciary duties of directors, executive officers and controlling shareholders has been recently developed and there is no legal precedent to predict the outcome of any such action.  Additionally, shareholders’ class actions are not available under Mexican law and there are different procedural requirements for bringing shareholder derivative lawsuits.  As a result, in practice it may be more difficult for our minority shareholders to enforce their rights against us, our directors, our executive officers or our controlling shareholders than it would be for shareholders of a U.S. company.

We Have Significant Transactions With Affiliates That Could Create Potential Conflicts of Interest

We purchase some of our raw materials from our shareholder and associate Archer-Daniels-Midland Company (“Archer-Daniels-Midland,” or “ADM”) at market rates and terms.  During 2009, 2010 and 2011, we purchased U.S.$159 million, U.S.$97 million and U.S.$ 147 million of raw materials, respectively, from Archer-Daniels-Midland.  Transactions with affiliates may create the potential for conflicts of interest.  See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

Mexican Law Restricts the Ability of Non-Mexican Shareholders to Invoke the Protection of Their Governments With Respect to Their Rights as Shareholders

As required by Mexican law, our bylaws provide that non-Mexican shareholders shall be treated as Mexican shareholders in respect to their ownership interests in us, and shall be deemed to have agreed not to invoke the protection of their governments under any circumstance, under penalty of forfeit, in favor of the Mexican government, any participation or interest held in us.

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

Our Controlling Shareholder Exerts Substantial Control Over Our Company

As of April 26, 2012, Roberto González Barrera and his family controlled approximately 54.41% of our outstanding shares.  See “Item 10. Additional Information—Bylaws—Changes in Capital stock.”  Consequently, Mr. González Barrera and his family have the power to elect the majority of our directors and to determine the outcome of most actions requiring approval of our stockholders, including the declaration of dividends.  The interests of Mr. González Barrera and his family may differ from those of our other shareholders.  Mr. González Barrera and his family’s holdings are described under “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

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

Archer-Daniels-Midland owns, directly or indirectly, approximately 23.22% of our outstanding shares.  However, a portion of such interest is held through a Mexican corporation jointly owned with Mr. González Barrera, who has the sole authority to determine how those shares are voted.  Thus, Archer-Daniels-Midland only has the right to vote 18.87% of our outstanding shares.  In addition, Archer-Daniels-Midland has the right to nominate two of the 17 members of our board of directors and their corresponding alternates. As a result, Archer-Daniels-Midland may influence the outcome of actions requiring the approval of our shareholders or our board of directors.  Mr. González Barrera and Archer-Daniels-Midland have also granted each other rights of first refusal in respect of their shares in our company, subject to specified conditions.

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

Archer-Daniels-Midland owns, directly or indirectly, a 40% interest in our subsidiary, Molinera de México, S.A. de C.V., or Molinera de México, and a 20% interest in our subsidiary, Azteca Milling, L.P., or Azteca Milling.  Additionally, Archer-Daniels-Midland owns a 3% indirect interest in Molinos Nacionales, C.A., or MONACA and a 3% indirect interest in Derivados de Maíz Seleccionado, C.A. or DEMASECA.  For more information, please see “Item 4. Information on the Company—Business Overview—Gruma Venezuela.”  These subsidiaries account for 34% of our revenue.  Although we own a majority ownership interest in each of Azteca Milling and Molinera de

México, we are required to obtain the consent and cooperation of Archer-Daniels-Midland with respect to certain matters in order to increase our capital expenditures and to implement and expand upon our business strategies in respect of such subsidiaries.

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

•                  after any existing losses applicable to prior years have been made up or absorbed into stockholders’ equity;

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

Furthermore, our ability to repatriate dividends from Gruma Venezuela may be adversely affected by exchange controls and other recent events. See “Item 3. Key Information—Risk Factors—Risks Related to Venezuela—Venezuela Presents Significant Economic Uncertainty and Political Risks.”

ITEM 4                           Information on the Company.

HISTORY AND DEVELOPMENT

Gruma, S.A.B. de C.V. is a publicly held corporation (Sociedad Anónima Bursátil de Capital Variable) registered in Monterrey, Mexico under the Ley General de Sociedades Mercantiles, or Mexican Corporations Law, on December 24, 1971, with a corporate life of 99 years.  Our full legal name is Gruma, S.A.B. de C.V., but we are also known by our commercial names:  GRUMA and MASECA.  The address of our principal executive office is Calzada del Valle, 407 Ote., Colonia del Valle, San Pedro Garza García, Nuevo León, 66220 México and our telephone number is (52) 81 8399-3300.  Our legal domicile is Monterrey, Nuevo León, México.

We were founded in 1949, when Roberto González Barrera, the Chairman of our board of directors, started producing and selling corn flour in Northeastern Mexico as an alternative raw material for producing tortillas.  Prior to our founding, all corn tortillas were made using a rudimentary process.  We believe that the preparation of tortillas using our dry corn flour method presents significant advantages, including greater efficiency and higher quality, which makes tortillas consistent and readily available.  The corn flour process has been a significant impetus for growth, resulting in expanding corn flour and tortilla production and sales throughout Mexico, the United States, Central America, Venezuela, Europe, Asia and Oceania.  In addition, we have diversified our product mix to include wheat flour in Mexico and Venezuela.

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

•                  From 1997 to 2000, we initiated a significant plant expansion program.  During this period, we acquired or built wheat flour plants, corn flour plants, bread plants and/or tortilla plants in the United States, Mexico, Central America, Venezuela (acquisition of MONACA) and Europe.

•                  From 2001 to 2003, as a result of a comprehensive review of our business portfolio and our focus on our core businesses, we sold our bread business, under the Breddy brand.

•                  In 2004, we acquired Ovis Boske, a tortilla company based in the Netherlands, Nuova De Franceschi & Figli, S.P.A., or Nuova De Franceschi & Figli, a corn flour company based in Italy and a small tortilla plant in Las Vegas, Nevada.  We continued to expand capacity and upgrade several of our U.S. operations, the most relevant of which was the expansion of a corn mill in Indiana.  This expansion was completed during the second half of 2005.

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

•                  From 2008 to 2010, we made significant capital expenditures for the construction of a tortilla plant in southern California, capacity expansions, general manufacturing and technology upgrades to several of our existing facilities, the construction of a tortilla plant in Epping, Australia, the construction of a wheat mill in Venezuela, and the acquisition of Altera I and Altera II, the leading producer of corn grits in Ukraine.

•                  In 2011, we acquired Semolina, the Turkish market leading producer of corn grits, two tortilla plants in the U.S. located in Omaha, Nebraska and Albuquerque, New Mexico, and Solntse Mexico, the leading tortilla manufacturer in Russia.

ORGANIZATIONAL STRUCTURE

We are a holding company and conduct our operations through subsidiaries.  The table below sets forth our principal subsidiaries as of December 31, 2011.

Name of Company	Principal Markets	Jurisdiction of Incorporation	Percentage Owned(1)	Products/ Services

Mexican Operations

Grupo Industrial Maseca, S.A.B. de C.V. (“GIMSA”)	Mexico	Mexico	83%	Corn flour, Wheat flour, Other

Molinera de México, S.A. de C.V. (“Molinera de México”) (2)	Mexico	Mexico	60%	Wheat flour, Other

U.S. and Europe Operations

Gruma Corporation	United States and Europe	Nevada	100%	Packaged tortillas, Other tortilla related products, Corn flour, Flatbreads, Grits, Other

Azteca Milling, LP.(3)	United States	Texas	80%	Corn flour

Central American Operations(4)

Gruma de Guatemala, S.A., Derivados de Maíz Alimenticio, S.A., Industrializadora y Comercializadora de Palmito, S.A., Derivados de Maíz de Guatemala, S.A., Tortimasa, S.A., Derivados de Maíz de El Salvador, S.A., and Derivados de Maíz de Honduras, S.A. (“Gruma Centroamérica”)	Costa Rica, Honduras, Guatemala, El Salvador, Nicaragua, Ecuador	Costa Rica, Honduras, Guatemala, El Salvador, Nicaragua, Ecuador	100%	Corn flour, Packaged tortillas, Snacks, Hearts of palm, Rice

Venezuelan Operations(5)

Molinos Nacionales, C.A. (“MONACA”) (6)	Venezuela	Venezuela	73%	Corn flour, Wheat flour, Other products

Derivados de Maíz Seleccionado, C.A. (“DEMASECA”) (6)	Venezuela	Venezuela	57%	Corn flour

Other Subsidiaries

Mission Foods (Shanghai) Co. Ltd., Gruma Oceania Pty. Ltd., and Mission Foods (Malaysia) Sdn. Bhd. (“Gruma Asia and Oceania”)	Asia and Oceania	China, Malaysia and Australia	100%	Packaged tortillas, Chips, Other products

Productos y Distribuidora Azteca, S.A. de C.V. (“PRODISA”)	Mexico	Mexico	100%	Packaged tortillas, Other related products

Investigación de Tecnología Avanzada, S.A. de C.V. (“INTASA”)	Mexico	Mexico	100%	Construction, Technology and Equipment operations

(1)  Percentage of equity capital owned by us directly or indirectly through subsidiaries.

(2)  Archer-Daniels-Midland indirectly holds the remaining 40% interest.

(3)  Archer-Daniels-Midland indirectly holds the remaining 20% interest.

(4)  As part of a corporate restructuring of our Central American operations, on January 1, 2009, all subsidiaries of Gruma Centroamérica, LLC were transferred to Gruma International Foods, S.L.

(5)  Together these subsidiaries are referred to as “Gruma Venezuela.”(6)  Archer-Daniels-Midland holds a 3% indirect interest in both companies and RFB Holdings de Mexico, S.A. de C.V. holds a 24.14% indirect interest in MONACA and 40% in DEMASECA.  See “Item 3. Key Information—Risk Factors—Risks Related to Venezuela—— Our Subsidiaries in Venezuela are Currently Involved in Expropriation Proceedings “—Risks Related to Our Controlling Shareholders and Capital Structure—Archer-Daniels-Midland, Our Strategic Partner, Has Influence Over Some Corporate Decisions; Our Relationship With Archer-Daniels-Midland Could Become Adverse and Hurt Our Performance,” and “Item 10. Additional Information—Material Contracts—Archer-Daniels-Midland.”

Our subsidiaries accounted for the following percentages and amount of our net sales in millions of pesos for the years ended December 31, 2010 and 2011.

	Year ended December 31,
	2010			2011
	In Millions of Pesos		Percentage of Net Sales	In Millions of Pesos		Percentage of Net Sales
Gruma Corporation	Ps.	21,451	46%	Ps.	23,923	42%
GIMSA		11,853	26		15,386	27
Gruma Venezuela		5,382	12		9,157	16
Molinera de México		3,757	8		4,633	8
Gruma Centroamérica		2,765	6		3,180	6
Others and eliminations		1,024	2		1,366	1
Total	Ps.	46,232	100	Ps.	57,645	100

Association with Archer-Daniels-Midland

We entered into an association with Archer-Daniels-Midland in September 1996.  Archer-Daniels-Midland is one of the world’s largest agricultural processors and traders.  Through our partnership we have improved our position in the U.S. corn flour market and gained an immediate presence in the Mexican wheat flour market.

As a result of this association, we and Archer-Daniels-Midland combined our U.S. corn flour operations to form Azteca Milling, L.P., a limited partnership in which we hold indirectly, 80% and Archer-Daniels-Midland holds indirectly, 20%.  We and Archer-Daniels-Midland agreed to produce and distribute corn flour in the United States through Azteca Milling.  In addition, we acquired 60% of the capital stock of Archer-Daniels-Midland’s wholly-owned Mexican wheat milling operations, Molinera de México, S.A. de C.V. Archer-Daniels-Midland retained the remaining 40%.  We and Archer-Daniels-Midland agreed to produce and distribute wheat flour in Mexico through Molinera de México.  As part of this agreement, we also received U.S.$258.0 million in cash and gained exclusivity rights from Archer-Daniels-Midland in specified corn flour and wheat flour markets.  In return, Archer-Daniels-Midland received 74,696,314 of our then newly issued shares, which represented at that time approximately 22% of our total outstanding shares and the right to designate two of the 17 members of our board of directors and their corresponding alternates.  Currently, Archer-Daniels-Midland owns, directly and indirectly, approximately 23.22% of our outstanding shares and, indirectly, a combined 3% stake in MONACA and DEMASECA.  See “Item 3. Key Information—Risk Factors—Risks Related to Our Controlling Shareholders and Capital Structure—Archer-Daniels-Midland, Our Strategic Partner, Has Influence Over Some Corporate Decisions; Our Relationship With Archer-Daniels-Midland Could Become Adverse and Hurt Our Performance” and “Item 10. Additional Information—Material Contracts—Archer-Daniels-Midland.”

Capital Expenditures

Our capital expenditure program continues to be primarily focused on our core businesses and markets.  Capital expenditures for 2010 and 2011 were U.S.$89 million and U.S.$191 million, respectively. During 2010, capital expenditures were mostly applied to general manufacturing and technology upgrades in Gruma Corporation and GIMSA, and the acquisition of the leading producer of corn grits in Ukraine. During 2011, capital expenditures were primarily applied to production capacity expansions, manufacturing and technology upgrades, particularly in the U.S., Mexico and Europe. We also made certain acquisitions throughout the year, including the purchase of the leading producer of corn grits in Turkey, two tortilla plants in the U.S. and the leading tortilla manufacturer in Russia.

We have budgeted approximately U.S.$200 million for capital expenditures in 2012, which we intend to use mainly for production capacity expansions, general manufacturing and technology upgrades, especially in Gruma Corporation, GIMSA and Molinera de México. We anticipate financing these expenditures throughout the year through internally generated funds and debt. This capital expenditures budget does not include any potential acquisition.

The following table sets forth the aggregate amount of our capital expenditures during the periods indicated.

	Year ended December 31
	2010	2011
	(in millions of U.S. dollars)(1)
Gruma Corporation	$50.0	$126.9
GIMSA	13.8	19.2
Gruma Venezuela	6.9	3.5
Molinera de México	4.5	5.7
Gruma Centroamérica	3.4	7.1
Others and eliminations	10.0	28.8
Total consolidated	$88.6	$191.2

(1)  Amounts in respect of some of the capital expenditures were paid for in currencies other than the U.S. dollar. As a result, U.S. dollar amounts presented in the table above may not be comparable to data contained elsewhere in this Annual Report, which is expressed on the basis of the peso/dollar exchange rate as of December 31, 2011, unless otherwise specified.

For more information on capital expenditures for each subsidiary, please see the sections entitled “Operation and Capital Expenditures” under the relevant sections below.

BUSINESS OVERVIEW

We believe we are one of the largest corn flour and tortilla producers and distributors in the world.  We also believe we are one of the leading producers and distributors of corn flour and tortillas in the United States, one of the leading producers of corn flour and wheat flour in Mexico, and one of the leading producers of corn flour and wheat flour in Venezuela. We believe that we are also one of the largest producers of corn flour and tortillas in Central America, and one of the largest producers of tortilla and other flatbreads, including pita, naan, chapatti, pizza bases and piadina in Europe, Asia and Oceania.  Our focus has been and continues to be the efficient and profitable expansion of our core business—corn flour, tortilla, wheat flour and flatbreads.  We pioneered the dry corn flour method of tortilla production, which offers several advantages over the centuries-old traditional wet corn dough method.  These advantages include higher production yields, reduced production costs, more uniform quality and longer shelf life.  The dry corn flour method of production offers significant opportunities for growth.  Using our technology and know-how, we expect to encourage tortilla and tortilla chip producers in the United States, Mexico, Central America, and elsewhere to convert to the dry corn flour method of tortilla and tortilla chip production.  Additionally, we expect to increase the presence of our other core businesses, including packaged tortillas in the United States, Mexico, Central America, Europe, Asia and Oceania, and wheat flour in Mexico and Venezuela.

The following table sets forth our revenues by geographic market for the years ended December 31, 2010 and 2011.

	Year ended December 31,
	2010		2011
	(in millions of pesos)
United States and Europe	Ps.	21,445	Ps.	23,901
Mexico	15,539		19,870
Venezuela	5,382		9,157
Central America	2,765		3,180
Asia and Oceania	1,101		1,537
Total	Ps.	46,232	Ps.	57,645

Strategy

Our strategy for growth is to focus on our core business—corn flour, tortilla, and wheat flour production, as well as to expand our product portfolio towards the flatbreads category in general —and to capitalize upon our leading positions in the corn flour and tortilla industries.  We have taken advantage of the increasing popularity of Mexican food and, more importantly, tortillas, in the U.S., European and Asia and Oceania markets.  We have also taken advantage of the adoption of tortillas by the consumers of several regions of the world for the preparation of different recipes other than Mexican food, and from the flexibility of our wraps and flatbreads category and new product concepts we have launched such as low-fat, carb-balance and multigrain.  Our strategy includes the following key elements:

Expand in the Growing Retail and Food Service Tortilla Markets Where We Currently Have a Presence and to New Regions in the United States:  We believe that the size and growth of the U.S. retail and food service tortilla markets offer significant opportunities for expansion.

Enter and Expand in the Tortilla and Flatbread Markets in Other Regions of the World:  We believe that markets in other continents such as Europe, Asia and Oceania offer us significant opportunities.  We believe our current operations in Europe will enable us to better serve markets in Europe and in the Middle East through stronger vertical integration, improvements in logistical efficiencies, and enhanced knowledge of our local markets.  Our presence in Asia and Oceania will enable us to offer our customers fresh products and respond more quickly to their needs.  We will continue to evaluate ways to profitably expand into these rapidly growing markets.

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

Encourage Transition in Certain Markets from the Traditional Cooked-Corn Method to the Dry Corn Flour Method as Well as New Uses for Corn Flour, and Continue to Establish MASECA as a Leading Brand:  We pioneered the dry corn flour method of tortilla production, which offers several advantages over the centuries-old traditional wet corn dough method.  We continue to view the transition from the traditional method to the dry corn flour method of making tortillas and tortilla chips as the primary opportunity for increased corn flour sales.  We will continue to encourage this transition through improving customer service, advertising and promoting principally our MASECA® brand corn flour, as well as leveraging off of our manufacturing capacity and distribution networks.  We see an opportunity for further potential growth in the fact that the dry corn flour method is more environmentally friendly than the traditional method.  We are also working to expand the use of corn flour in the manufacture of different types of products besides tortillas and tortilla chips.

Expand the corn milling business in Europe through the production and supply of corn grits and other by-products of corn in Europe and the Middle East: The company’s European milling division’s priority is to consolidate itself as a market leader in corn milling and related products for the snack, brewing and breakfast cereals industries, where we believe there is significant potential in these regions. We aim to expand our production capacity through a series of strategic acquisitions located near the major consumption centers, and to invest in technology in order to consolidate our competitive position in the market place.

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

Leverage Our Existing Available Production Capacity and Focus on Optimizing Operational Matters:  Our investment program during recent years in plants and operations has resulted in sufficient existing capacity to meet current and foreseeable demand.  We believe that we have the capacity to operate at optimal levels and that our economies of scale and existing operating synergies permit us to remain competitive without additional material capital expenditures.

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

During 2011, we acquired two tortilla plants in the United States, Albuquerque Tortilla Company and Casa de Oro Foods, for U.S.$9 million and U.S.$23 million, respectively. In July 2011, we acquired Solntse Mexico, the leading tortilla and corn chips manufacturer in Russia, for U.S.$9 million. We believe this acquisition consolidates the presence of GRUMA in Russia and improves our ability to serve countries in Eastern Europe by providing access to lower costs and a closer location to major customers. In November 2011, we acquired Semolina, the Turkish market leading producer of corn grits for U.S.$17 million. The acquisition of Semolina represents a significant milestone for GRUMA’s growth strategy in Eastern Europe and the Middle East. Our European milling division’s priority is to consolidate itself as a market leader in corn milling and related products for the snack, brewing and breakfast cereals industries.

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

Sales and Marketing.  Mission Foods serves both retail and food service customers.  In the U.S., retail customers represent approximately 77% of our business, including supermarkets, mass merchandisers and smaller independent stores.  Our food service customers include major chain restaurants, food service distributors, schools, hospitals and the military. In our European business, approximately half of our tortilla production is allocated to retail sales, and the other half to the food service segment, including quick-service restaurants and food processors.

For the U.S. tortilla market, Mission Foods’ current marketing strategy is to increase market penetration by increasing consumer awareness of tortilla products in general, to expand into new regions and to focus on product innovation and customer needs.  Mission Foods promotes its products primarily through cooperative advertising programs with supermarkets as well as radio and television advertising, targeting both Hispanic and non-Hispanic populations.  We believe these efforts have contributed to greater consumer awareness.  Mission Foods also targets food service companies and works with restaurants, institutions and distributors to address their individual needs and provide them with a full line of products.  Mission Foods continuously attempts to identify new customers and markets for its tortillas and related products in the United States and, more recently, in Europe.

Azteca Milling distributes approximately 40% of the corn flour it produces to Mission Foods’ plants throughout the United States and Europe. Azteca Milling’s third-party customers consist largely of other tortilla manufacturers, corn chip producers, retail customers and wholesalers.  Azteca Milling sells corn flour in various quantities, ranging from four-pound retail packages to bulk railcar loads.

We anticipate continued growth in the U.S. market for corn flour, tortillas, and related products.  We believe that the growing consumption of Mexican-style foods by non-Hispanics will continue to increase demand for tortillas and tortilla related products, particularly wheat flour tortillas.  Also influential is the fact that tortillas are no longer solely used as ingredients in Mexican food; for example, tortillas are also used for wraps, which will continue to increase demand for tortillas.  Growth in the U.S. corn flour market is attributable to the conversion of tortilla and tortilla chip producers from the wet corn dough process to our dry corn flour method, the increase of the Hispanic population, the consumption of tortillas and tortilla chips by the general consumer market, and stronger and increased distribution.

Competition and Market Position.  We believe Mission Foods is one of the leading manufacturers and distributors of packaged tortillas and related products throughout the United States and Europe. We believe the tortilla market is highly fragmented, regional in nature and extremely competitive.  Mission Foods’ main competitors are hundreds of tortilla producers who manufacture locally or regionally and tend to be sole proprietorships.  However, a few competitors have a presence in several U.S. regions such as Olé Mexican Foods and Reser’s Fine Foods, among others.  In addition, a few large companies have tortilla manufacturing divisions that compete with Mission Foods, for example, Tyson, Bimbo, Hormel Foods, and General Mills. Mission Food’s largest competitors for branded tortilla are Olé Mexican Foods, Bimbo, and Hormel Foods.

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

We strongly believe there is significant growth potential for tortillas, wraps and other flatbreads in all geographic areas of Europe and also through multiple channels, for example, in the retail and foodservice channels.  Mexican-based cuisine is gaining popularity in key markets. Likewise, consumer trends indicate a growing need for versatile, healthy, nutritious and tasty food on-the-go, as well as for more interesting food accompaniments. Our products address all of these needs, and their profile allows them to be easily customized to local cultures. Mission Foods is well-placed to both drive and benefit from this situation in the coming years.

We believe Mission Foods is one of the leading tortilla producers in Europe with the main competitors being Santa Maria and General Mills. There are a number of more recent players occupying niche positions in tortilla production, operating in continental Europe and the United Kingdom.

Operation and Capital Expenditures.  Annual total production capacity for Gruma Corporation is estimated at 2.5 million metric tons as of December 31, 2011, with an average utilization of 71% in 2011.  The average size of our plants as of December 31, 2011 was approximately 9,302 square meters (about 100,000 square feet).

Capital expenditures for the past two years were U.S.$177 million, mostly for expansion and upgrades of existing facilities and the construction of a new tortilla plant in southern California, that began production during 2010.  In March of 2010, we acquired 100% of Altera I and Altera II, the leading producer of corn grits in Ukraine for U.S.$9 million.  We believe this acquisition in Eastern Europe will enable GRUMA to continue its growth strategy in emerging markets of the region. During 2011, we acquired two tortilla plants in the United States, Albuquerque Tortilla Company and Casa de Oro Foods for U.S.$9 million and U.S.$23 million, respectively. In July 2011, we acquired Solntse Mexico, the leading tortilla and corn chips manufacturer in Russia, for U.S.$9 million. We believe this acquisition consolidates the presence of GRUMA in Russia and improves our ability to serve countries in Eastern Europe by providing access to lower costs and a closer location to major customers. On November 2011, we acquired Semolina, the Turkish market leading producer of corn grits, for U.S.$17 million. The acquisition of Semolina represents a significant milestone for GRUMA’s growth strategy in Eastern Europe and the Middle East. Our European milling division’s priority is to consolidate itself as a market leader in corn milling and related products for the snack, brewing and breakfast cereals industries.

Gruma Corporation’s projected capital expenditures for 2012 will be approximately U.S.$75 million, mainly for production capacity increases and manufacturing and technology upgrades, as well as the construction of a new plant in Florida.  These budgeted capital expenditures do not include any potential acquisitions.

Mission Foods produces its packaged tortillas and other related products at 26 manufacturing facilities worldwide.  Twenty two of these facilities are located in large population centers throughout the United States.  During 2009, Mission Foods closed three manufacturing facilities located in Las Vegas, Fort Worth and El Paso. Mission Foods has shifted production to other plants to achieve savings in overhead costs.  Mission Foods will consider reopening the Fort Worth plant should market demands require additional capacity.  During 2010, Mission Foods closed an additional manufacturing facility located in Phoenix, Arizona.  Outside the United States, Mission Foods has two plants in England, one plant in The Netherlands, and one plant in Russia.

Mission Foods is committed to offering the best quality products to its customers through the implementation of the American Institute of Baking (“AIB”) food safety standards, and Global Food Safety Initiative (“GFSI”) recognized certification schemes such as British Retail Consortium (“BRC”) and Safe Quality Food (“SQF”). Additionally, our plants are regularly evaluated by other third party organizations and customers.

All of the Mission Foods manufacturing facilities worldwide have earned either a superior or excellent category rating from the AIB-GMP audits.  Most of Mission Foods’ U.S. plants have earned the AIB’s highest award, the combined AIB-GMP and AIB-HAACP certification. One of our recently acquired plants is in the process of implementing AIB-GMP audits this year and four other plants have not yet gone through the AIB-HACCP certification process.

In 2008 Mission Foods started the BRC certification process at four plants in the U.S. By 2011, thirteen plants had completed the certification process. Additionally, one of our plants is SQF certified. Our plants in England and The Netherlands are also evaluated by third party organizations such as the AIB, International Food Standards and BRC. Our facility in Russia, which was acquired in July of 2011, operates in compliance with Russian food production laws and is audited by multiple clients. The facility is currently working towards HACCP certification.

Azteca Milling produces corn flour at six plants located in Amarillo, Edinburg and Plainview, Texas; Evansville, Indiana; Henderson, Kentucky; and Madera, California.  Gruma Corporation also produces corn flour at our plants in Ceggia, Italy, Cherkassy, Ukraine, and Samsun, Turkey. The majority of our plants are located within important corn growing areas. Due to Azteca Milling’s manufacturing practices and processes, all six facilities located in the U.S. have achieved ISO 9002 certification as well as the AIB certification.  Our corn flour plants in Italy and Ukraine have obtained the BRC certification. Additionally, our corn flour mill in Italy obtained the OHSAS 18001 international workplace safety standards certification, and our corn flour plant in Turkey has obtained the International Featured Standards certification, among others.

Seasonality.  We believe there is no significant seasonality in our products, however part of our products tend to experience a slight volume increase during the summer months.  Tortillas and tortilla chips sell year round, with special peaks during the summer, when we increase our promotion and advertising by taking advantage of several holidays and major sporting events.  Tortilla and tortilla chip sales decrease slightly towards the end of the year when many Mexicans go back to Mexico for the holidays.  Sales of corn flour fluctuate seasonally as demand is higher in the fourth quarter during the holidays because of the preparation of Mexican food recipes that are very popular during this time of the year.

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

Corn flour for Mission Foods U.S. operations is supplied by Azteca Milling, and to a much lesser extent, by GIMSA. Corn flour for Mission Foods European operations is supplied by our corn mill in Italy.

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

The vast majority of corn flour produced by Azteca Milling in the U.S. is sold to tortilla and tortilla chip manufacturers and is delivered directly from the plants to the customer.  Azteca Milling’s retail customers are primarily serviced by a network of distributors, although a few large retail customers have their corn flour delivered directly to them from the plants.

Almost all of the corn flour and corn grits produced in Europe are sold to beer, snacks, tortilla chip and taco shell manufacturers, and are delivered directly from the plants to the customer. We also supply customers in several industries like breakfast cereals and polenta, among others.  Retail customers are primarily serviced by a network of distributors, although a few large retail customers have their corn flour delivered directly to them from the plants.

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

GIMSA—Corn Flour Operation

Principal Products.  GIMSA produces, distributes and sells corn flour in Mexico, which is then used in the preparation of tortillas and other related products.  GIMSA also produces wheat flour and other related products to a much lesser extent.

In 2011, GIMSA had net sales of Ps.15,386 million.  We believe GIMSA is one of the largest corn flour producers in Mexico.  GIMSA estimates that its corn flour is used in one third of the corn tortillas consumed in Mexico.  It sells corn flour in Mexico mainly under the brand name MASECA®.  MASECA®, a standard fine-textured, white corn flour is a ready-mixed corn flour that becomes a dough when water is added.  This corn dough can then be pressed to an appropriate thickness, cut to shape and cooked to produce tortillas and similar food products.

GIMSA produces over 50 varieties of corn flour for the manufacture of different food products which are developed to meet the requirements of our different types of customers according to the kind of tortillas they produce and markets they serve.  It sells corn flour to tortilla and tortilla chip manufacturers as well as in the retail market.

Sales and Marketing.  GIMSA sells packaged corn flour in bulk principally to thousands of small tortilla manufacturers, or tortillerías, which purchase in 20-kilogram sacks and produce tortillas on their premises for sale to local markets.  To a lesser extent, GIMSA also sells corn flour in bulk to supermarkets’ in-store tortillerías and snack manufacturers. Additionally, GIMSA sells packaged corn flour in the retail market in one-kilogram packages.

The following table sets forth GIMSA’s bulk and retail sales volume of corn flour, and other products for the periods indicated.

	Year Ended December 31, (tons in thousands)
	2009		2010		2011
	Tons	%	Tons	%	Tons	%
Corn Flour
Bulk	1,451	77	1,468	78	1,528	78
Retail	290	16	291	15	292	15
Other	133	7	131	7	139	7
Total	1,874	100	1,890	100	1,959	100

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

GIMSA has embarked on several programs to promote corn flour sales to tortilla producers and consumers.  GIMSA offers incentives to potential customers, such as small independent tortillerías, to convert to the dry corn flour method from the traditional wet corn dough method.  The incentives GIMSA offers include new, easy to use equipment designed specifically for small-volume users, financing, and individualized training.  For example, in order to assist traditional tortilla producers in making the transition to corn flour, GIMSA also sells specially designed mixers made by Tecnomaíz, S.A. de C.V., or Tecnomaíz, one of our research and development subsidiaries.  For more information about our research and development department, see “Item 4—Information on the Company—Miscellaneous—INTASA—Technology and Equipment Operations.”  GIMSA also helps its tortillería customers to improve sales by directing consumer promotions to heighten the desirability of their products and increase consumption, which, in turn, should increase corn flour sales and our brand equity.  These efforts to improve sales and strengthen our brand equity by better positioning us among consumers include prime time advertising on television as well as radio, magazine and billboard advertising.

During 2011, GIMSA continued emphasizing the nutritional values of its products in advertising campaigns on radio and television nationwide. GIMSA also continued reinforcing MASECA’s image and brand recognition, associating our brand with sports, exercise and wellness, and emphasizing the benefits of a good nutrition for general health. Following this strategy, we sponsor several professional sports teams including the Mexican Soccer Football Federation (FEMEXFUT), as the official sponsors of Mexico’s national soccer team in all of its categories through the year 2014.

GIMSA is aware of the dynamism of the Mexican market. In order to adapt quickly and to anticipate new customers’ needs, GIMSA continued diversifying its sales force in specialized teams to be able to satisfy different types of customers, focusing primarily in increasing product availability and achieving higher market coverage. GIMSA also continues working on the conversion of customers from the traditional process preparing tortillas to our corn flour method, mainly in the central and south regions of Mexico where the traditional method is still widely used.

GIMSA has also created specific business models for its customers to improve the viability of their businesses, primarily in the distribution and delivery process of tortillas to consumers, and the identification and recognition of the use of MASECA as a main ingredient in their products. Our strategy of developing specific sales formats has permitted us to serve customers requiring high frequency delivery and low volume orders as well as customers with high volume consumption with working capital investments needs.

Additionally, the Company undertakes the following ongoing initiatives in an effort to improve operational efficiency, increase consumption of corn flour, and improve on its successful business model to attract new customers:

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

Operations and Capital Expenditures.  GIMSA currently owns 19 corn flour mills, all of which are located throughout Mexico, typically within corn growing regions and those of large tortilla consumption. GIMSA also owns two more plants, one of which produces wheat flour and the other, corn grits and several types of corn based products. Three of GIMSA’s plants are idle. The Chalco plant has been inactive since October 1999 GIMSA will consider reopening this plant should market demands require additional capacity.  The other two plants (Monterrey y Celaya) have been idle since February 2006. These assets are currently being depreciated.

Annual total production capacity for GIMSA is estimated at 2.97 million metric tons as of December 31, 2011, with an average utilization of 66% in 2011. The average size of our plants as of December 31, 2011 was approximately 19,956 square meters (approximately 214,806 square feet).

In recent years, GIMSA’s capital expenditures were primarily used to upgrade technology and corn flour production processes.  GIMSA spent U.S.$33 million for these purposes from 2010 to 2011.  GIMSA currently projects total capital expenditures during 2012 of approximately U.S.$29 million, which will be used primarily for updating technology and production capacity expansion projects.

Pursuant to an agreement between GIMSA and Investigación de Tecnología Avanzada, or INTASA, our wholly-owned subsidiary, INTASA provides technical assistance to each of GIMSA’s operating subsidiaries for which each pays to INTASA a fee equal to 0.5% of its consolidated net sales.  Each of GIMSA’s corn flour facilities uses proprietary technology developed by our technology and equipment operations.  For more information about our in-house technology and design initiatives, see “Item 4—Information on the Company—Miscellaneous—INTASA—Technology and Equipment Operations.”

Seasonality.  The demand for corn flour varies slightly with the seasons, with some minor increases during the December holidays.

Raw Materials.  Corn is the principal raw material required for the production of corn flour, and constituted 57% of GIMSA’s cost of sales for 2011.  We purchase corn primarily from Mexican growers and grain elevators, and from world markets at international prices. Most of our domestic corn purchases are made through ASERCA, a governmental program established and supported by the Mexican Ministry of Agriculture, where contracts are entered into once the corn is planted to guarantee price and delivery upon harvest. Compañía Nacional Almacenadora, S.A. de C.V., a subsidiary of GIMSA, enters into contracts for and purchases the corn, and also monitors, selects, handles and ships the corn.

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

Traditionally, domestic corn prices in Mexico typically follow trends in the international market.  During most periods, the price at which GIMSA purchases corn depends on the price of corn in the international market.  As a result, corn prices are sometimes unstable and volatile.  Additionally, in the past, the Mexican government has supported the price of corn. For more information regarding the government’s effect on corn prices, see “Item 3. Key Information—Risk Factors—Our Business Operations Could Be Affected by Government Policies in Mexico” and “Item 4. Information on the Company—Regulation.”

In addition to corn, the other principal materials and resources used in the production of corn flour are packaging materials, water, lime, additives and energy.  GIMSA believes that its sources of supply for these materials and resources are adequate, although energy, additives and packaging costs tend to be volatile.

Distribution.  GIMSA’s products are distributed through independent transport firms contracted by GIMSA.  Most of GIMSA’s sales are made free-on-board at GIMSA’s plants, in particular those to tortilla manufacturers.  With respect to other sales, in particular sales to the Mexican government, large supermarket chains, and snack producers, GIMSA pays the freight cost.

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

Sales and Marketing.  In 2011, approximately 86% of Molinera’s wheat flour production was sold in bulk and 14% was sold for the retail segment.  Most of the bulk sales are made to thousands of traditional bakeries and tortillerías, supermarkets’ in-store bakeries and, to a lesser extent, to cookie and pasta manufacturers.  Most of the retail sales are made to large supermarkets and wholesalers throughout Mexico.  Through wholesalers, our products are distributed to small grocery stores.

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

Operations and Capital Expenditures.  We own and operate nine wheat flour plants, including one of which we hold only a 40% ownership interest.  Annual total production capacity for Molinera is estimated at 837 thousand metric tons as of December 31, 2011, with an average utilization of 83% in 2011, including production volume for third parties for which Molinera receives a fee.  On average, the size of our plants as of December 31, 2011 was approximately 12,044 square meters (approximately 129,590 square feet). Capital expenditures in 2010 and 2011 amounted to U.S.$10 million mainly for general upgrades and maintenance.  Molinera de México’s capital expenditures in 2012 are projected to be U.S.$28 million, which will be used primarily for production capacity expansion on several wheat mills and general manufacturing and technology upgrades.

Seasonality.  Molinera’s sales are subject to seasonality.  Higher sales volumes are achieved in the fourth and first quarters during the winter, when we believe per capita consumption of wheat-based products, especially bread and cookies, increases due in part to cold weather and the celebration of holidays occurring during these quarters.

Raw Materials.  Wheat is the principal raw material required for the production of wheat flour and constituted 71% of Molinera’s cost of sales for 2011.  Molinera de México purchases approximately 63% of its wheat from Mexican growers, and 37% from international markets. Molinera de México purchases domestic wheat from local farmers and farmers’ associations through ASERCA, a governmental program established and supported by the Mexican Ministry of Agriculture, where contracts are entered into once the wheat is planted to guarantee price and delivery upon harvest. Wheat is also sourced from foreign producers in the United States and Canada through different trading companies. Purchases are made based on short-term requirements with the aim of maintaining adequate levels of inventories.

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

Sales and Marketing.  79% of Gruma Centroamérica’s sales volume in 2011 derived from the sale of corn flour.

Gruma Centroamérica corn flour bulk sales are oriented predominantly to small tortilla manufacturers through direct delivery and wholesalers.  Supermarkets make up the customer base for retail corn flour.  Bulk sales volume represented approximately 57% and retail sales represented approximately 43% of Gruma Centroamérica’s corn flour sales volume during 2011.

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

Operations and Capital Expenditures.  We had an annual installed production capacity of 350 thousand tons for corn flour and other products as of December 31, 2011, with an average utilization of approximately 68% during 2011.  We operate one corn flour plant in each of Costa Rica, Honduras, El Salvador, and Guatemala, for a total of four plants throughout the region.  In Costa Rica, we also have one plant producing tortillas, one plant producing snacks, one plant processing hearts of palm and one plant processing rice.  In Nicaragua and Honduras we have small tortilla plants, while in Guatemala we have a small plant that produces snacks and in Ecuador we have a small facility which processes hearts of palm.  On average, the size of our plants as of December 31, 2011 was approximately 75,574 square meters (approximately 813,472 square feet).

During 2010 and 2011 most of our capital expenditures were oriented towards general manufacturing upgrades and production capacity expansions at existing tortilla plants. Total capital expenditures for the past two years were approximately U.S.$3.4 and U.S.$7.1 million, respectively. Capital expenditures for 2012 are projected to be U.S.$9 million, which will be used primarily for general manufacturing and technology upgrades.

Seasonality.  Typically, corn flour sales volume is lower during the first and fourth quarters of the year due to higher corn availability and lower corn prices.

Raw Materials.  Corn is the most important raw material needed in our operations, representing 41% of the cost of sales during 2011, and is obtained primarily from imports from the United States and from local growers.  None of the countries in which we have corn flour plants restrict corn import permits granted by the United States.  Price fluctuation and volatility are subject to domestic conditions, such as annual crop results and international conditions.

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

Additionally, in April of 2006, we entered into a contract for the sale of a stake in MONACA to Rotch Energy Holdings, N.V. (“Rotch”), a controlled entity of our former indirect partner in DEMASECA, Ricardo Fernández Barrueco.  As a result Rotch acquired a 24.14% interest in MONACA, and subsequently pledged its equity interests for the benefit of a Mexican financial institution (the “Rotch Lender”) as security for a loan to a controlled entity of Rotch. In June of 2010, Rotch defaulted under the loan and the stake in MONACA was sold and assigned to a third investor, whose interest is held by a Mexican company, RFB Holdings de Mexico, S.A. de C.V.  RFB Holdings de Mexico, S.A. de C.V. is not affiliated with our former indirect partner in DEMASECA, Ricardo Fernández Barrueco.

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

On May 12, 2010, the Bolivarian Republic of Venezuela published in the Official Gazette of Venezuela decree number 7,394, which announced the forced acquisition of all goods, movables and real estate of our subsidiary company in Venezuela, MONACA. The Republic has expressed to GRUMA’s representatives that the Expropriation Decree extends to our subsidiary DEMASECA . As of this date, no formal transfer of title of the assets covered by the Expropriation Decree has taken place. See “Item 3. Key Information—Risk Factors—Risks Related to Venezuela— Our Subsidiaries in Venezuela are Currently Involved in Expropriation Proceedings,” and “Item 8. Financial Information—Legal Proceedings.”

DEMASECA and MONACA

Principal Products.  Gruma Venezuela produces and distributes corn flour as well as wheat flour, rice, oats and other products.  We sell corn flour under the brand names JUANA® and DEMASA®.  We sell wheat flour under the ROBIN HOOD®, FLOR DE TRIGO® and POLAR® brand, rice under the MONICA® brand and oats under the LASSIE® brand.

Sales and Marketing.  Venezuelans use corn flour to produce and consume arepas, which are made at home or in restaurants for household consumption rather than manufactured by specialty shops or other large manufacturers.  We sell corn flour in the retail market in one kilogram bags to independent distributors, supermarkets, wholesalers, and governmental social welfare and distribution programs.  We also sell wheat flour, distributing it in 45 kilogram bags and in one kilogram bags.  Bulk sales to customers made up approximately 42% of our total sales volume in 2011.  The remaining 58% of sales in 2011 were in the retail market, which includes independent distributors, supermarkets and wholesalers.

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

Operation and Capital Expenditures.  We operate five corn flour plants, five wheat flour plants, two rice plants, one pasta plant, and two plants that produce oats and spices in Venezuela with a total annual production capacity of 823 thousand tons as of December 31, 2011 and an average utilization of approximately 68% during 2011.  Two rice plants, representing 71 thousand tons, are temporarily idle.  On average, the size of our plants measured in square meters is approximately 8,961 (approximately 96,454 square feet) as of December 31, 2011.

Capital expenditures for the past two years were U.S.$10.3 million.  Most of this was applied to  general upgrades . Capital expenditures for 2012 are budgeted to be U.S.$15 million and expected to be focused on general manufacturing and technology upgrades mostly related to production efficiencies and compliance with applicable regulations.

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

GFNorte Investment

As of December 31, 2010, we held approximately 8.8% of the outstanding shares of GFNorte, a Mexican financial services holding company and parent of Banco Mercantil del Norte, S.A., or Banorte, a Mexican bank.  As of the same date, our investment in GFNorte represented Ps.4,296 million.  GFNorte’s results of operations were accounted for in our consolidated results of operations using the equity method of accounting.  For the period ended December 31, 2010, we received Ps.91 million in dividends in respect of our investment in GFNorte.

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

•                  Establish a minimum price for the farmer, and a maximum price for the buyer, which are determined based on international market prices, plus a basic formula specific for each region.

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

Corn Flour Consumer Aid Program

Since the end of 2006, the price of corn set by the Chicago Board of Trade and the average price of Mexican corn has increased dramatically due to a number of factors, including the increased use of corn in the manufacture of ethanol, a substitute for gasoline, as well as other bio-fuels.  Consequently, the price of corn flour and corn tortillas, the main food staple in Mexico, increased due to such increases in the international and domestic prices of corn.  In order to stabilize the price of tortillas and provide Mexican families with a consistent supply of corn, corn flour and tortillas at a reasonable price, the Mexican government promoted two agreements among the various parties involved in the corn-flour-tortilla production chain.  The second and last agreement was effective until December 31, 2007. However, the parties to that agreement voluntarily continued to operate under its terms until October 2008.

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

Competition Regulations

The Ley Federal de Competencia Económica or Mexican Competition Law, and the Reglamento de la Ley Federal de Competencia Económica or Regulations of the Mexican Competition Law, regulate monopolies and monopolistic practices, and require Mexican government approval for certain mergers and acquisitions.  The Mexican Competition Law grants the government the authority to establish price controls for products and services of national interest through Presidential decree, and established the Comisión Federal de Competencia, or Federal Competition Commission, to enforce the law.  Mergers and acquisitions and other transactions that may restrain trade or that may result in monopolistic or anti-competitive practices or combinations must be approved by the Federal Competition Commission.  The Mexican Competition Law may potentially limit our business combinations, mergers and acquisitions and may subject us to greater scrutiny in the future in light of our market presence, and we do not believe that this legislation will have a material adverse effect on our business operations.

U.S. Federal and State Regulations

Gruma Corporation is subject to regulation by various federal, state and local agencies, including the Food and Drug Administration, Department of Labor, the Occupational Safety and Health Administration, the Federal Trade Commission, the Department of Transportation, the Environmental Protection Agency and the Department of Agriculture.  We believe that we are in compliance in all material respects with all environmental and other legal requirements.  Our food manufacturing and distribution facilities are subject to periodic inspection by various federal, state and local agencies, and the equipment utilized in these facilities must generally be governmentally approved prior to operation.

European Regulation

We are subject to regulation in each country in which we operate in Europe.  We believe that we are currently in compliance with all applicable legal requirements in all material respects.

Central American and Venezuelan Regulation

Gruma Centroamérica and Gruma Venezuela are subject to regulation in each country in which they operate.  We believe that Gruma Centroamérica and Gruma Venezuela are currently in compliance with all applicable legal requirements in all material respects.  See “Item 3. Key Information—Risk Factors—Risks Related to Venezuela—Venezuela Presents Significant Economic Uncertainty and Political Risks” and “Item 3. Key Information—Risk Factors— Our Subsidiaries in Venezuela are Currently Involved in Expropriation Proceedings.”

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

ITEM 5                                Operating and Financial Review and Prospects.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS.

You should read the following discussion in conjunction with our audited consolidated financial statements and the notes thereto contained elsewhere herein. Our audited consolidated financial statements have been prepared in accordance with IFRS as issued by IASB.  Such consolidated annual financial statements are our first financial statements prepared in accordance with IFRS. Until and including our financial statements for the year ended December 31, 2010, we prepared our consolidated financial statements in accordance with Mexican FRS. See Note 28 to our audited consolidated financial statements for an analysis of the valuation, presentation and disclosure effects of adopting IFRS and a reconciliation between Mexican FRS and IFRS as of January 1 and December 31, 2010 and for the year ended December 31, 2010. Following the Company’s adoption of IFRS, the Company is no longer required to reconcile its financial statements prepared in accordance with IFRS to U.S. GAAP.

Pursuant to the transitional relief granted by the SEC in respect of the first-time application of IFRS no audited consolidated financial statements and financial information prepared under IFRS for the year ended December 31, 2009 have been included in this annual report. Consequently no discussion is included for the year 2009. For more information about our financial statements in general, see “Presentation of Financial Information” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

Overview of Accounting Presentation

We began reporting under IFRS for the year ending December 31, 2011, with an IFRS adoption date of January 1, 2011 and a transition date to IFRS of January 1, 2010. IFRS has certain mandatory exceptions, as well as limited optional exceptions, in connection with the initial adoption of IFRS, which do not require the retrospective application of IFRS.

We relied on the following applicable mandatory exceptions in IFRS 1:

a)              Hedge accounting: Hedge accounting can only be applied prospectively from the transition date to transactions that satisfy the hedge accounting criteria in IAS 39, “Financial instruments: Recognition and measurement”, at that date. Hedging relationships cannot be designated retrospectively, and the supporting documentation cannot be created retrospectively. All of the Company’s hedge contracts satisfy the hedge accounting criteria as of January 1, 2010 and, consequently, these transactions were reflected as hedges in the Company’s balance sheets.

b)             Estimates: IFRS estimates as at January 1, 2010 are consistent with the estimates as at the same date made in conformity with Mexican FRS.

Additionally, we applied prospectively the following mandatory exceptions starting January 1, 2010: de-recognition of financial assets and liabilities and non-controlling interest, with no significant effect, since the requirements under Mexican FRS are the same.

Below we describe the optional exceptions on which we relied, together with a discussion of the impact that the treatment specified by IFRS would have had absent our election to rely on the relevant exception. See Note 28 to our audited consolidated financial statements.

a)              Business combinations. IFRS 1 provides the option to apply IFRS 3, “Business Combinations”, prospectively from the transition date or from a specific date prior to the transition date. This provides relief from full retrospective application that would require restatement of all business combinations prior to the transition date. We elected to apply IFRS 3 prospectively to business combinations occurring after the transition date. Had we not exercised this exception, we would have applied IFRS 3 to all acquisitions prior to the transition date. IFRS differs from Mexican FRS particularly with respect to recognition and valuation of employee benefits obligations, property, plant and equipment and other liabilities. As a result, the assignment of net values would have been different under IFRS.

b)             Cumulative translation differences. IFRS 1 allows cumulative translation gains and losses to be reset to zero at the transition date. This provides relief from determining cumulative currency translation differences in accordance with IAS 21, “The effects of changes in foreign exchange rates”, from the date a subsidiary or equity method investee was formed or acquired. We elected to reset all cumulative translation gains and losses to zero in retained earnings at the transition date. Had we not applied this exception, we would have been able to reclassify the translation effect only for subsidiaries in countries experiencing hyperinflation as defined under IFRS.

c)              Deemed cost. We elected to use as the deemed costs at transition date the restated cost of property, plant and equipment under Mexican FRS at December 31, 2009. Had we adopted the historical cost methodology under IFRS, the cost of property, plant and equipment would have been recognized based on their historical cost and we would have reversed inflation adjustments. Had we adopted the fair value methodology under IFRS, the cost of our property, plant and equipment would have been determined based on an appraisal at transition date and following periods.

Note 27 to our audited consolidated financial statements discusses new accounting pronouncements under IFRS that will become effective in 2012 or thereafter. We do not currently expect that any of these will have a significant impact on the presentation of our financial statements.

Effects of Inflation

To determine the existence of hyperinflation, we evaluate the qualitative characteristics of the economic environment of each country, as well as the quantitative characteristics established by IFRS, including an accumulated inflation rate equal or higher than 100% in the past three years. Pursuant to this analysis, Mexico is not considered to be hyperinflationary, with annual inflation rates of 3.6% in 2009, 4.4% in 2010 and 3.8% in 2011. Meanwhile, Venezuela is considered a hyperinflationary economy, with annual inflation rates of 25.1% in 2009, 27.2% in 2010 and 27.6% in 2011.

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

On January 8, 2010, the Venezuelan government announced the devaluation of its currency and established a two tier exchange structure.  Pursuant to Exchange Agreement No.14, the official exchange rate of the Venezuelan bolivar (“Bs.”) was devalued from Bs.2.15 to each U.S. dollar to Bs.4.30 for non-essential goods and services and to Bs.2.60 for essential goods.  On December 30, 2010, the Venezuelan government modified Exchange agreement No. 14 and established a single exchange rate of 4.30 bolivars per U.S. dollar effective January 1, 2011.

In addition to the above, our net income may be affected by changes in our foreign exchange gain or loss, which may be impacted by significant variations in the peso/dollar exchange rate.  During 2010 and 2011, we recorded a net foreign exchange gain of Ps.144 million and Ps.41 million, respectively.

Monaca Consolidation

Under IFRS we consolidate all subsidiaries in which the Company, directly or indirectly, owns the majority of the common shares, has control, or is the primary beneficiary of the subsidiary’s risks and rewards.

As of this date, no formal transfer of title of the assets of MONACA has occurred.  As a result, as of the date hereof, our subsidiary Valores Mundiales, S.L. has full control of MONACA’s rights, interest, shares and assets and full control of the operational and managerial decisions concerning MONACA. Accordingly, we have consolidated the balance sheet and income statement of MONACA as of December 31, 2011.

Pending the resolution of this matter, based on preliminary valuation reports, no impairment charge on GRUMA’s net investment in MONACA and DEMASECA has been identified; however, we are unable to estimate the value of any future impairment charge, if any, or to determine whether MONACA and DEMASECA will need to be accounted for as a discontinued operation.  As a result, the net impact of this matter on the Company’s consolidated financial results cannot be reasonably estimated. See Notes 5-A and 25 to our audited consolidated financial statements.

Currency Issues in Venezuela

Historically, we have been able to convert bolivars into U.S. dollars at the Official Rate in order to settle certain U.S. dollar-denominated debt incurred pursuant to imports and royalty agreements and to pay dividends from our business in Venezuela.  We expect to continue to be able to convert bolivars into U.S. dollars for these purposes.  Accordingly, as of December 31, 2011, the Company’s Venezuelan subsidiaries accounted for U.S. dollar-denominated transactions, monetary assets and liabilities into bolivars using the Official Rate, which may not reflect economic reality.  See “Item 3. Key Information—Risk Factors—Risks Related to Venezuela—Venezuela Presents Significant Economic Uncertainty and Political Risks.”  In addition, the Company’s Venezuelan subsidiaries’ bolivar-denominated financial statements were translated into Mexican pesos using the buying rate published by Banco de México on the applicable balance sheet dates.

Critical Accounting Policies

Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.

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

Property, Plant and Equipment

We depreciate our property, plant and equipment over their respective estimated useful lives.  Useful lives are based on management’s estimates of the period that the assets will remain in service and generate revenues.  Estimates are based on independent appraisals and the experience of our technical personnel. We review the assets’ residual values and useful lives each year to determine whether they should be changed, and adjusted if appropriate. To the extent that our estimates are incorrect, our periodic depreciation expense or carrying value of our assets may be impacted.

Under IFRS, we are required to test long-lived assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable for property, plant and equipment. When the carrying amount exceeds the recoverable amount, the difference is accounted for as an impairment loss.  The recoverable amount is the higher of (1) the long-lived asset’s (asset group) fair value less costs to sell, representing the amount obtainable from the sale of the long-lived asset (asset group) in an arm’s length transaction between knowledgeable, willing parties less the costs of disposal and (2) the long-lived asset’s (asset group) value in use, representing its future cash flows discounted to present value by using a rate that reflects the current assessment of the time value of money and the risks specific to the long-lived asset (asset group) for which the cash flow estimates have not been adjusted.

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

Goodwill and Other Intangible Assets

Intangible assets with definite lives are amortized on a straight-line basis over estimated useful lives. Management exercises judgment in assessing the useful lives of other intangible assets including patents and trademarks, customers lists and software for internal use. Under IFRS, goodwill and indefinite-lived intangible assets are not amortized, but are subject to impairment tests either annually or earlier in the case of a triggering event.

A key component of the impairment test is the identification of cash-generating units and the allocation of goodwill to such cash-generating units. Estimates of fair value are primarily determined using discounted cash flows.  Cash flows are discounted at present value and an impairment loss is recognized if such discounted cash flows are lower than the net book value of the cash-generating units.

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

Deferred Income Tax

We record deferred income tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax basis of assets and liabilities.  If enacted tax rates change, we adjust the deferred tax assets and liabilities through the provision for income tax in the period of change, to reflect the enacted tax rate expected to be in effect when the deferred tax items reverse. Under IFRS, a deferred tax asset must be recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made.  Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

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

When available, we measure the fair value of the derivative financial instruments based on quoted market prices.  If quoted market prices are not available, we estimate the fair value of derivative financial instruments using industry standard valuation models.  When applicable, these models project future cash flows and discount the future amounts to a present value using market observable inputs, including interest rates and currency rates, among others. Also included in the determination of the fair value of the Company’s liability positions is the Company’s own credit risk, which has been classified as an unobservable input.

Many of the factors used in measuring fair value are outside the control of management, and these assumptions and estimates may change in future periods.  Changes in assumptions or estimates may materially affect the fair value measurement of derivative financial instruments.

Employee Benefits

We recognize liabilities in our balance sheet and expenses in our income statement to reflect our obligations related to our post-employment benefits (retirement plan and seniority premium). The amounts we recognize are determined on an actuarial basis that involve many estimates and accounts for these benefits in accordance with IFRS.

We use estimates in four specific areas that have a significant effect on these amounts: (a) the rate of return we assume our plans will achieve on its investments, (b) the rate of increase in salaries that we assume we will observe in future years, (c) the discount rate that we use to calculate the present value of our future obligations and (d) the expected rate of inflation. The assumptions we have applied are identified in Note 18 to our audited consolidated financial statements. These estimates are determined based on actuarial studies performed by independent experts using the projected unit credit method. The latest actuarial computation was prepared as of December 31, 2011. We review the estimates each year, and if we change them, our reported expense for post-employment benefits may increase or decrease according to market conditions.

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

RESULTS OF OPERATIONS

The following table sets forth our consolidated income statement data on an IFRS basis for the years ended December 31, 2010 and 2011, expressed as a percentage of net sales.  All financial information has been prepared in accordance with IFRS.  For a description of the method, see “Presentation of Financial Information” and “Item 5. Operating and Financial Review and Prospects—Overview of Accounting Presentation.”

	Year Ended December 31,
	2010	2011
Income Statement Data
Net sales	100%	100%
Cost of sales	68.3	69.6
Gross profit	31.7	30.4
Selling and administrative expenses	26.2	24.3
Other expenses, net	(1.1)	(0.4)
Operating income	4.4	5.8
Net comprehensive financing cost	(2.5)	(0.7)
Current and deferred income taxes	1.8	3.1
Other items	1.3	8.2
Non-controlling interest	0.4	0.9
Majority net income	0.9	9.1

The following table sets forth our net sales and operating income as represented by our principal subsidiaries for 2010 and 2011.  Net sales and operating income of our subsidiary PRODISA are part of “others and eliminations.”  Financial information with respect to GIMSA includes sales of Ps.419 million and Ps.587 million in 2010 and 2011, respectively, in corn flour to Gruma Corporation, Molinera de México, PRODISA and Gruma Centroamérica.  Financial information with respect to Molinera de México includes sales of Ps.231 million and Ps.277 million in 2010 and 2011, respectively, to GIMSA, Gruma Corporation and PRODISA; financial information with respect to PRODISA includes sales of Ps.97 million and Ps.114 million in 2010 and 2011, respectively, in tortilla related products to Gruma Corporation.

Financial information with respect to INTASA includes sales of, Ps.609 million and Ps.727 million in 2010 and 2011, respectively, in technological support to certain subsidiaries of Gruma, S.A.B. de C.V. In the process of consolidation, all the aforementioned intercompany transactions are eliminated from the financial statements.

	Year Ended December 31,
	2010				2011
	Net Sales		Operating Income		Net Sales		Operating Income
	(in millions of pesos)
Gruma Corporation	Ps.	21,451	Ps.	1,303	Ps.	23,923	Ps.	947
GIMSA	11,853		1,147		15,386		1,771
Gruma Venezuela	5,382		(26)		9,157		674
Molinera de México	3,757		72		4,633		104
Gruma Centroamérica	2,765		(73)		3,180		(46)
Others and eliminations	1,024		(373)		1,366		(112)
Total	Ps.	46,232	Ps.	2,050	Ps.	57,645	Ps.	3,338

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

Consolidated Results

GRUMA’s sales volume increased by 5% to 4,740 thousand metric tons compared with 4,526 thousand metric tons in 2010. This increase was driven mainly by Gruma Corporation and GIMSA. Net sales increased by 25% to Ps.57,645 million compared with Ps.46,232 million in 2010. The increase was due primarily to higher net sales at Gruma Venezuela, GIMSA, and Gruma Corporation, associated with price increases, sales volume growth, and the inflation effect in Venezuela. Sales from non-Mexican operations constituted 66% of consolidated net sales in 2011 and 2010.

Net Sales by Subsidiary:  By major subsidiary, the percentages of consolidated net sales in 2011 and 2010 were as follows:

	Percentage of Consolidated Net Sales
Subsidiary	2011	2010
Gruma Corporation	42%	46%
GIMSA	27	26
Gruma Venezuela	16	12
Molinera de México	8	8
Gruma Centroamérica	6	6
Others and eliminations	1	2

Cost of sales increased by 27% to Ps. 40,118 million compared with Ps.31,563 million in 2010, due primarily to higher cost of sales at Gruma Venezuela, GIMSA, and Gruma Corporation associated with higher raw-material costs, sales volume growth, and the inflation effect in Gruma Venezuela. Cost of sales as a percentage of net sales increased to 69.6% from 68.3% in 2010 due primarily to Gruma Corporation, as raw-material cost increases were not fully reflected in our prices.

Selling, general, and administrative expenses (SG&A) increased by 16% to Ps. 13,984 million compared with Ps.12,100 million in 2010, due primarily to higher SG&A at Other and Eliminations and Gruma Corporation and, to a lesser extent, Gruma Venezuela and GIMSA. SG&A as a percentage of net sales decreased to 24.3% from 26.2% in 2010, driven mainly by better expense absorption at Gruma Venezuela and, to a lesser extent, GIMSA and Gruma Corporation.

Other expenses, net, were Ps. 204 million compared with Ps.519 million in 2010. The decrease is a result of a one-time charge during 2010 related to the expropriation procedure of our operations in Venezuela, which the company did not have during 2011.

GRUMA’s operating income increased by 63% to Ps.3,338 million compared with Ps.2,050 in 2010, and operating margin improved to 5.8% from 4.4% in 2010, due primarily to Gruma Venezuela, Other and Eliminations and, to a lesser extent, GIMSA.

Net comprehensive financing cost was Ps. 427 million compared with Ps.1,163 million in 2010. The decrease resulted mainly from lower financial expenses in connection with GRUMA’s debt reduction and better interest rates achieved during 2011, and gains on foreign-exchange-rate hedging related to corn procurement. See

“Item 5. Operating and Financial Review and Prospects —Liquidity and Capital Resources—Indebtedness,” and “Item 5. Operating and Financial Review and Prospects —Liquidity and Capital Resources—Market Risk.”

GRUMA’s equity in earnings of associated companies, net, primarily from GFNorte, represented income of Ps. 4,711 million in 2011 compared with income of Ps.592 million in 2010 primarily derived from the gain on the sale of GRUMA’s stake in GFNorte during February 2011.

Taxes increased 115% to Ps.1,807 million compared with Ps.840 million in 2010 primarily as a result of higher pre-tax income.

GRUMA’s net income was Ps.5,816 million compared with Ps.639 million in 2010. Majority net income was Ps. 5,271 million compared with Ps.432 million in 2010. Both improvements were caused mainly by the gain on the sale of GRUMA’s stake in GFNorte.

Subsidiary Results

Gruma Corporation

Sales volume increased 6% to 1,478 thousand metric tons compared with 1,395 thousand metric tons in 2010. This increase was due mainly to several acquisitions made throughout the year, the one-time effect of one more week of operations during 2011, which occurs every five-to-six years according to Gruma Corporation’s fiscal year-end accounting closings; and organic growth at the European operations.

Net sales increased by 12% to Ps. 23,923 million, compared with Ps.21,451 million in 2010. The increase was driven mostly by the aforementioned sales volume growth coupled with price increases implemented during 2011 in connection with higher raw-material costs.

Cost of sales increased by 16% to Ps. 15,452 million compared with Ps.13,302 million in 2010 due to higher raw-material cost (corn, wheat, and oil) and sales volume growth. As a percentage of net sales, cost of sales increased to 64.6% from 62.0% because the aforementioned higher raw-material costs were not fully reflected in our prices.

SG&A increased by 9% to Ps. 7,435 million compared with Ps.6,829 million in 2010 due to sales volume growth, higher sales commissions related to price increases, and higher promotion and advertising expenses . SG&A as a percentage of net sales improved to 31.1% from 31.8% in 2010 in connection with better expense absorption.

Operating income decreased by 27% to Ps. 947 million from Ps.1,303 million in 2010, and operating margin declined to 4% from 6.1%.

GIMSA

Sales volume increased by 4% to 1,959 thousand metric tons compared with 1,890 thousand metric tons in 2010. The increase was a result of the growth in the supermarket segment associated with their organic growth,  market-share gains in the snack producers segment, and customers’ build-up of corn flour inventories at the end of 2011 in anticipation of price increases.

Net sales increased by 30% to Ps. 15,386 million compared with Ps.11,853 million in 2010. The increase was due mainly to price increases and, to a lesser extent, the aforementioned sales volume growth and a non-recurring sale of corn for Ps.574 million.

Cost of sales increased by 30% to Ps. 11,284 million compared with Ps.8,648 million in 2010 due to higher corn costs and, to a lesser extent, the cost of the aforementioned non-recurring sale of corn during 2011 and the sales volume growth. As a percentage of net sales, cost of sales increased slightly to 73.3% from 73.0% due to the non- recurring sale of corn which had no margin contribution For a discussion of the discontinuation of Mexican government price supports, please see “Mexican Regulation——Corn Flour Consumer Aid Program.”

SG&A increased by 15% to Ps. 2,286 million compared with Ps.1,981 million in 2010. The increase resulted mainly from the continued strengthening of several programs aimed at attracting traditional tortilla makers, higher promotion and advertising expenses and, to a lesser extent, higher freight expenses coming from capacity constraints at some plants and from increased sales to supermarkets and snack producers (as for transactions with these customers we usually pay freight expenses). SG&A as a percentage of net sales decreased to 14.9% from 16.7% in 2010 due to better expense absorption.

Operating income increased by 54% to Ps. 1,771 million from Ps.1,147 million in 2010, and operating margin increased to 11.5% from 9.7%.

Gruma Venezuela

Sales volume increased 1% to 528 thousand metric tons compared with 523 thousand metric tons in 2010 due to production efficiencies at some plants, which allowed us to expand distribution in certain channels.

Net sales increased by 70% to Ps. 9,157 million compared with Ps.5,382 million in 2010. The increase was due mainly to the inflation effect and price increases and, to a lesser extent, the devaluation of the Mexican Peso and the aforementioned sales volume growth.

Cost of sales increased by 67% to Ps. 6,747 million from Ps.4,047 million in 2010. This increase was primarily due to the inflation effect and higher cost of raw materials (corn and wheat), salary increases and larger benefits for manufacturing employees and, to a lesser extent, the devaluation of the Mexican Peso and the aforementioned sales volume growth. As a percentage of net sales, cost of sales decreased to 73.7% from 75.2% due mainly to a better cost absorption as a result of the aforementioned.

SG&A increased by 30% to Ps. 1,736 million compared with Ps.1,335 million in 2010. The increase was due primarily to the inflation effect and, to a lesser extent, the devaluation of the Mexican Peso. SG&A as a percentage of net sales decreased to 19% from 24.8% due to a better expenses absorption.

Operating income increased to Ps. 674 million compared with an operating loss of Ps.26 million in 2010, and operating margin improved to 7.4% from negative 0.5%.

Molinera de México

Sales volume increased by 7% to 564 thousand metric tons compared with 530 thousand metric tons in 2010. This increase was driven by regional pricing strategies, increased market coverage and strengthening of commercial programs, higher demand for pre-mixed flours by the supermarkets, and introduction of new products to the foodservice segment.

Net sales increased by 23% to Ps. 4,633 million compared with Ps.3,757 million in 2010. The increase resulted from higher prices to reflect higher cost of wheat and, to a lesser extent, from the sales volume growth.

Cost of sales increased by 26% to Ps. 3,894 million compared with Ps.3,095 million in 2010 in connection with these higher wheat costs and volume growth . As a percentage of net sales, cost of sales increased to 84% from 82.4% due to higher wheat costs, which were not fully reflected in our prices.

SG&A increased by 9% to Ps. 631 million compared with Ps.578 million in 2010. The increase was due to the ongoing programs oriented towards the aforementioned market coverage expansion and better customer service, higher freight expenses in connection with sales volume growth, and higher intercompany shipments due to capacity constraints at some plants. SG&A as a percentage of net sales decreased to 13.6% from 15.4% in 2010 due to a better expense absorption.

Operating income increased by 45% to Ps. 104 million from Ps.72 million in 2010, and operating margin increased to 2.2% from 1.9%.

Gruma Centroamérica

Sales volume increased by 14% to 229 thousand metric tons compared with 201 thousand metric tons in 2010. The increase was due mainly to shortage of corn within the region due to bad weather conditions, which affected corn crops, the elimination of the subsidy for natural gas in El Salvador by mid-2011, which encouraged the conversion from the traditional method of making tortillas to the corn flour method, and aggressive promotions and advertising campaigns.

Net sales increased by 15% to Ps. 3,180 million from Ps.2,765 million in 2010. The increase was due mainly to the aforementioned sales volume growth.

Cost of sales increased by 17% to Ps. 2,368 million compared with Ps.2,022 million in 2010, due mainly to the sales volume growth, as well as higher corn and energy costs. Cost of sales as a percentage of net sales increased to 74.5% from 73.1% due to these cost increases, which was not fully reflected in our prices.

SG&A increased by 5% to Ps.858 million compared with Ps.816 million in 2010, due to sales volume growth, higher promotion and advertising, salary increases, and higher freight tariffs in connection with higher fuel costs. As a percentage of net sales, SG&A declined to 27% from 29.5% in 2010 due to a better expense absorption.

Operating loss was Ps. 46 million compared with a loss of Ps.73 million in 2010, and operating margin improved to negative 1.5% from negative 2.6%.

LIQUIDITY AND CAPITAL RESOURCES

We fund our liquidity and capital resource requirements, in the ordinary course of business, through a variety of sources, including:

•                  cash generated from operations;

•                  uncommitted short-term and long-term lines of credit;

•                  occasional offerings of medium- and long-term debt; and

•                  sales of our equity securities and those of our subsidiaries and affiliates from time to time.

Extreme exchange rate volatility in the financial markets during the last two quarters of 2008 and the first quarter of 2009 resulted in significant fluctuations in the mark-to-market value of GRUMA’s foreign exchange derivative instruments, which in turn resulted in downgrades in our debt ratings.  As of October 28, 2008, GRUMA’s foreign exchange derivative instruments represented an aggregate negative mark-to-market non-cash unrealized loss of U.S.$788 million.  On November 12, 2008 we entered into a loan agreement with Bancomext in the amount of Ps.3,367 million and applied the proceeds to terminate our commitments arising under all the currency derivative instruments that we had entered into with one of our derivative counterparties and to pay other commitments arising under the currency derivative instruments maturing from the date of such loan agreement with Bancomext (the “2008 Bancomext Peso Facility”).

In addition, we entered into agreements on October 16, 2009 with our remaining derivative counterparties to convert a total of U.S.$738.3 million dollars owing under our terminated foreign exchange derivative instruments into medium- and long-term loans. On February 18, 2011, GRUMA made an early payment of outstanding balances of such bank facilities.  The total amounts of the payments made were U.S.$752.6 million and Ps.773.3 million, payments for which GRUMA used the entirety of the net proceeds from the GFNorte Sale, which totaled Ps.9,005.5 million after fees and expenses, as well as its own resources and others obtained through short-term facilities. As a result of these early payments the aforementioned agreements with our derivative counterparties were terminated.

The reduction in our credit rating and the liquidity scarcity experienced in the global financial markets resulted in a reduction in our ability to issue new debt and reduced the availability of our uncommitted short-term lines of credit during most of 2009.  However, since the significant debt repayment on February 18, 2011 and the rating upgrades by Fitch and Standard & Poor’s, our ability to access credit lines has improved. See “Item 5—Operating and Financial Review and Prospects—Outstanding Indebtedness.”

On June 16, 2011, we concluded a series of transactions to refinance and terminate our obligations under the 2008 Bancomext Peso Facility. As a result, we entered into the Syndicated Loan Facility, the Peso Syndicated Loan Facility, the Rabobank Loan Facility and the 2011 Bancomext Peso Facility (as defined below). The proceeds of these transactions as well as proceeds from uncommitted short term lines of credit were applied to make an early payment on the outstanding balance of the 2008 Bancomext Peso Facility in the amount of Ps.3,367 million. Additionally, on June 20, 2011 we refinanced and extended the Gruma Corporation Loan Facility.  See “Item 5. Operating and Financial Review and Prospects —Indebtedness” below for a description of our current principal debt instruments.

Our long-term corporate credit rating and our senior unsecured perpetual bond are rated BB by Standard & Poor’s.  Our Foreign Currency Long-Term Issuer Default Rating and our Local Currency Long-Term Issuer Default Rating are rated BB by Fitch.  Our U.S.$300 million perpetual bond is rated BB by Fitch Ratings. These ratings reflect the debt repayment made on February 18, 2011, after applying the net proceeds from the sale of GRUMA’s 8.8% stake in GFNorte.  The ratings in effect during 2009 and 2010, prior to the debt repayment on February 18, 2011, reflected additional leverage on GRUMA’s capital structure from the termination of GRUMA’s foreign exchange derivative positions and the subsequent conversion of the realized losses into debt.

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

The following is a summary of the principal sources and uses of cash for the two years ended December 31, 2010 and 2011.

	2010		2011
	(thousands of Mexican pesos)
Resources provided by (used in):
Operating activities	Ps.	3,291,138	Ps.	1,751,314
Financing activities	(4,234,431)		(7,429,059)
Investing activities	(802,208)		6,779,129

During 2011, net cash generated from operations was Ps.1,751 million after changes in working capital of Ps.3,611 million, of which Ps.1,422 million was due to an increase in accounts receivable, Ps.3,063 million reflected an increase in inventory and Ps. 1,624 million reflected an increase in accounts payable.  Net cash used by financing activities during 2011 was Ps.7,429 million, including Ps.21,374 million in borrowing payments related to derivative instruments, Ps.992 million in cash interest payments, Ps.523 million of dividends paid to minority shareholders of GIMSA and Ps.156 million in cash receipts in respect of derivative instruments.  Cash used for investment activities during 2011 reflected cash expenditures for Ps.6,779 of which Ps. 1,632 were applied to general manufacturing upgrades and efficiency improvements in our subsidiaries in the U.S. and, to a lesser extent, in our subsidiaries in Mexico and Europe, Ps.709 million for the acquisitions in the U.S. and Europe, and Ps. 9,004 for the sale of our stake in GFNorte. As of December 31, 2010 and 2011, there were no significant restricted net assets of the consolidated subsidiaries of the Company, as defined by Rule 4-08(e)(3) of Regulation S-X.

Factors that could decrease our sources of liquidity include a significant decrease in the demand for, or price of, our products, each of which could limit the amount of cash generated from operations, and a lowering of our corporate credit rating or any other credit downgrade, which could impair our liquidity and increase our costs with respect to new debt and cause our stock price to suffer.  Our liquidity is also affected by factors such as the depreciation or appreciation of the peso and changes in interest rates.  See “Item 5.Operating and Financial Review and Prospects —Indebtedness.”

As further described below, Gruma, S.A.B. de C.V. is subject to financial covenants contained in its debt agreements which require it to maintain certain financial ratios and balances on a consolidated basis, among other limitations.  Gruma Corporation is also subject to financial covenants contained in one of its debt agreements which require it to maintain certain financial ratios and balances on a consolidated basis.  A default under any of our existing debt obligations for borrowed money could result in acceleration of the due dates for payment of the amounts owing thereunder and, in certain cases, in a cross-default under some of our existing credit agreements and the indenture governing our perpetual bonds.  See “Item 10. Additional Information—Material Contracts.”

Gruma, S.A.B. de C.V. and its consolidated subsidiaries are required to maintain a leverage ratio no greater than 3.5:1, and an interest coverage ratio no lower than 2.5:1.  As of March 31, 2012, Gruma, S.A.B. de C.V.’s leverage ratio was 2.5:1, and the interest coverage ratio was 5.9:1.  The amount of interest that Gruma Corporation pays on its debt may increase if its overall leverage ratio increases above 1.0:1.  See “Item 5. Operating and Financial Review and Prospects —Indebtedness.”  As of March 31, 2012, Gruma Corporation’s leverage ratio was 1.2:1, therefore the applicable interest rate range under the Gruma Corporation Loan Facility is LIBOR + 150 bp.

Mr. González Barrera has pledged part of his shares in our company to secure some of his borrowings.  If there is a default and the lenders enforce their rights against any or all of these shares, Mr. González Barrera and his family could lose control over us and a change of control could result.  This could trigger a default in some of our credit agreements and the indenture governing our perpetual bonds which have an aggregate principal amount outstanding as of March 31, 2012 of U.S.$715 million and have a material adverse effect upon our business, financial condition, results of operations and prospects.  For more information about this pledge, see “Item 7. Major Shareholders and Related Party Transactions.”

Indebtedness

Our indebtedness bears interest at fixed and floating rates.  As of March 31, 2012, approximately 29% of our outstanding indebtedness bore interest at fixed rates and approximately 71% bore interest at floating rates, with almost all U.S. dollar and Mexican peso floating-rate indebtedness bearing interest based on LIBOR and TIIE, respectively.  From time to time, we partially hedge both our interest rate exposure and our foreign exchange rate exposure as discussed below.  For more information about our interest rate and foreign exchange rate exposures, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Outstanding Indebtedness

As of March 31, 2012, we had total outstanding long-term debt aggregating approximately Ps.11,541 million (approximately U.S.$901 million).  Approximately 84% of our long-term debt at such date was dollar-denominated, and 16% denominated in Mexican Pesos.

Perpetual Bonds

On December 3, 2004, Gruma, S.A.B. de C.V. issued U.S.$300 million 7.75% senior unsecured perpetual bonds, which at the time were rated BBB- by Standard & Poor’s Ratings and by Fitch Ratings.  The bonds which have no fixed final maturity date, have a call option exercisable by GRUMA at any time beginning five years after the issue date.  In connection with our refinancing under the Term Loan, the Three-Year Term Loans, the BNP Term Loan and the Refinanced 2005 Facility, Gruma, S.A.B. de C.V. entered into a supplemental indenture on October 21, 2009 that provided holders of our perpetual bonds with an equal and ratable security interest in certain of our subsidiaries (the “Pledged Shares”).  Due to the early payment of the outstanding balances of several of our current bank facilities using proceeds from the GFNorte Sale, cash and short-term lines of credit, the security interests in the Pledged Shares have been released.  As of December 31, 2011 we have not hedged any interest payments on our U.S.$300 million 7.75% senior unsecured perpetual bonds.

Gruma Corporation

In October 2006, Gruma Corporation entered into a U.S.$100 million 5-year revolving credit facility with a syndicate of financial institutions, which was refinanced and extended on June 20, 2011 to U.S.$200 million for an additional 5-year term (the “Gruma Corporation Loan Facility”).  The facility, as refinanced in 2011, has an interest rate based on LIBOR plus a spread of 1.375% to 2% that fluctuates in relation to Gruma Corporations’ leverage and contains less restrictive provisions than those in the facility replaced.  This facility contains covenants that limit Gruma Corporation’s ability to merge or consolidate, and require it to maintain a ratio of total funded debt to consolidated EBITDA of not more than 3.0:1.  In addition, this facility limits Gruma Corporation’s, and certain of its subsidiaries’ ability, among other things, to create liens; make certain investments; make certain restricted payments; enter into any agreements that prohibit the payment of dividends; and engage in transactions with affiliates.  This facility also limits Gruma Corporation’s subsidiaries’ ability to incur additional debt.

Gruma Corporation is also subject to covenants which limit the amounts that may be advanced to, loaned to, or invested in us under certain circumstances.  Upon the occurrence of any default or event of default under its credit agreements, Gruma Corporation generally would be prohibited from making any cash dividend payments to us.  The covenants described above and other covenants could limit our and Gruma Corporation’s ability to help support our liquidity and capital resource requirements

Syndicated Loan Facility

On March 22, 2011 we obtained a U.S.$225 million, five-year senior credit facility through a syndicate of banks (the “Syndicated Loan Facility”).  The Syndicated Loan Facility consists of a term loan (“Term Loan Facility”) and a revolving loan facility (the “Revolving Loan Facility”).  The interest rate for the Term Loan Facility and for the Revolving Loan Facility is either (i) LIBOR or (ii) an interest rate determined by the administrative agent based on its “prime rate” or the federal funds rate, respectively, plus, in either case, (a) 2.25% if the Company’s ratio of total funded debt to EBITDA (the “Maximum Leverage Ratio”) is greater than or equal to 3.0x, (b) 2.0% if the Company’s Maximum Leverage Ratio is greater than or equal to 2.5x and less than 3.0x, (c) 1.75% if the

Company’s Maximum Leverage Ratio is greater than or equal to 2.0x and less than 2.5x and (d) 1.50% if the Company’s Maximum Leverage Ratio is less than 2.0x.  The Syndicated Loan Facility contains covenants that require the Company to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1, and a Maximum Leverage Ratio of not more than 3.5:1.  The Syndicated Loan Facility also limits our ability, and our subsidiaries’ ability in certain cases, among other things, to: create liens; make certain investments or other restricted payments; merge or consolidate with other companies or sell substantially all of our assets; and enter into certain hedging transactions.  Additionally, the Syndicated Loan Facility limits our subsidiaries’ ability to guarantee additional indebtedness issued by the Company and to incur additional indebtedness under certain circumstances.

Peso Syndicated Loan Facility

On June 15, 2011 we obtained a Ps.1,200 million, seven-year senior credit facility through a syndicate of banks (the “Peso Syndicated Loan Facility”).  The Peso Syndicated Loan Facility consists of a term loan maturing in June 2018 with yearly principal amortizations beginning on December 2015,  at an interest rate of 91-day TIIE plus a spread between 137.5 and 225 basis points based on the Company’s ratio of total funded debt to EBITDA. The Peso Syndicated Loan Facility contains covenants that require the Company to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1, and to maintain a Maximum ratio of total funded debt to EBITDA of not more than 3.5:1.  The Peso Syndicated Loan Facility also limits our ability, and our subsidiaries’ ability in certain cases, among other things, to: create liens; make certain investments or other restricted payments; merge or consolidate with other companies or sell substantially all of our assets; and enter into certain hedging transactions.  Additionally, the Peso Syndicated Loan Facility limits our subsidiaries’ ability to guarantee additional indebtedness issued by the Company and to incur additional indebtedness under certain circumstances.

Rabobank Loan Facility

On June 15, 2011 we obtained a U.S.$50 million, five-year senior credit facility from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (the “Rabobank Loan Facility”).  The Rabobank Loan Facility consists of a revolving loan facility, at in interest rate of LIBOR plus (a) 2.25% if the Maximum Leverage Ratio is greater than or equal to 3.0x, (b) 2.0% if the Company’s Maximum Leverage Ratio is greater than or equal to 2.5x and less than 3.0x, (c) 1.75% if the Company’s Maximum Leverage Ratio is greater than or equal to 2.0x and less than 2.5x and (d) 1.50% if the Company’s Maximum Leverage Ratio is less than 2.0x.  The Rabobank Loan Facility contains covenants that requires the Company to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1, and a Maximum Leverage Ratio of not more than 3.5:1.  The Rabobank Loan Facility also limits our ability, and our subsidiaries’ ability in certain cases, among other things, to:  create liens; make certain investments or other restricted payments; merge or consolidate with other companies or sell substantially all of our assets; and enter into certain hedging transactions.  Additionally, the Rabobank Loan Facility limits our subsidiaries’ ability to guarantee additional indebtedness issued by the Company and to incur additional indebtedness under certain circumstances.

2011 Bancomext Peso Facility

On June 16, 2011 we obtained a Ps.600 million, seven-year senior credit facility from Bancomext (Banco Nacional de Comercio Exterior) (the “2011 Bancomext Peso Facility”).  The 2011Bancomext Peso Facility consists of a term loan maturing in June 2018 at an interest rate of 91-day TIIE plus a spread between 137.5 and 225 basis points based on the Company’s ratio of total funded debt to EBITDA. The 2011Bancomext Peso Facility contains a covenant that requires us to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1 as well as a covenant that requires us to maintain a maximum ratio of total funded debt to EBITDA of not more than 3.5:1. The 2011Bancomext Peso Facility also limits our ability, and our subsidiaries’ ability in certain cases to create liens.

Other Information

As of December 31, 2011 we were in compliance with all of the covenants and obligations under our existing debt agreements.

As of March 31, 2012, the Company had committed lines of credit for the amount of U.S.$325 million from banks in Mexico and the United States of which we have drawn U.S.$306 million dollars.

As of March 31, 2012, we had total cash and cash equivalents of Ps.1,292 million.

The following table presents our amortization requirements with respect to our total indebtedness as of March 31, 2012.

Year	In Millions of U.S. Dollars
2012	117
2013	14
2014	26
2015	32
2016	420
2017 and thereafter	419
Total	1,028

The following table sets forth our ratios of consolidated debt to total capitalization (i.e., consolidated debt plus total stockholders’ equity) and consolidated liabilities to total stockholders’ equity as of the dates indicated.  For purposes of these ratios, consolidated debt includes short-term debt.

Date	Ratio of Consolidated Debt to Total Capitalization	Ratio of Consolidated Liabilities to Total Stockholders’ Equity
December 31, 2010	0.63	2.63
December 31, 2011	0.43	1.51
March 31, 2012	0.43	1.50

Capital Expenditures

During 2010, capital expenditures of U.S.$89 million mostly applied to general manufacturing and technology upgrades in Gruma Corporation and GIMSA, and the acquisition of the leading producer of corn grits in Ukraine. During 2011, capital expenditures were U.S.$191 million, most of which were primarily applied to production capacity expansions, manufacturing and technology upgrades especially in the U.S. and, to a lesser extent, in Mexico and Europe. We also made several acquisitions throughout the year, including the leading producer of corn grits in Turkey, two tortilla plants in the U.S. and the leading tortilla manufacturer in Russia .

We have budgeted approximately U.S.$200 million for capital expenditures in 2012, which we intend to use mainly for production capacity expansions, general manufacturing and technology upgrades, especially in Gruma Corporation, GIMSA and Molinera de Mexico. We anticipate financing these expenditures throughout the year through internally generated funds and debt.  This capital expenditures budget does not include any potential acquisition.

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

Our exposure to risk due to trade receivables is limited given the large number of our customers located in different parts of Mexico, the United States, Central America, Venezuela, Europe, Asia and Oceania.  However, we still maintain reserves for potential credit losses.  Our operations in Venezuela represented 16% of our sales and 14% of total assets as of December 31, 2011.  The severe political and economic situation in Venezuela presents a risk to our business that we cannot control and that cannot be accurately measured or estimated. For example, the Venezuelan government devalued its currency and established a two tier exchange structure on January 11, 2010.  Pursuant to Exchange Agreement No.14, the official exchange rate of the Venezuelan bolivar (“Bs.”) was devalued from Bs.2.15 to each U.S. dollar to Bs.4.30 for non-essential goods and services and to Bs.2.60 for essential goods.  However, effective January 4, 2011, the fixed exchange rate became 4.30 bolivars for all goods and services.

At this time, we cannot predict the effect that the Venezuelan government’s decision to devalue its currency, or similar decisions the government may take in the future, will have on our suppliers and counterparties. See “Item 3. Key Information—Risk Factors—Risks Related to Venezuela—Venezuela Presents Significant Economic Uncertainty and Political Risks.”

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

From time to time, we enter into currency and other derivative transactions that cover varying periods of time and have varying pricing provisions.  Our credit exposure on derivatives contracts is primarily to professional counterparties in the financial sector, arising from transactions with banks, investment banks and other financial institutions.  As of March 31, 2012, the Company had foreign exchange derivative transactions in effect for a nominal amount of U.S.$378 million.  See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.”

Market Risk

Market risk is the risk of loss generated by fluctuations in market prices such as commodities, interest rates and foreign exchange rates.  These are the main market risks to which we are exposed.

During 2011, GIMSA entered into forward transactions in order to hedge the Mexican peso to U.S. dollar foreign exchange rate risk related to the price of the corn purchases for the summer and winter corn harvests in Mexico.

As of March 31, 2012, the Company had foreign exchange derivative transactions in effect for a nominal amount of U.S.$378 million with different maturities from April through July 2012.  The purpose of these contracts was to hedge the risks related to exchange rate fluctuations on the price of corn and wheat, which is denominated in U.S. dollars.  See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.”

RESEARCH AND DEVELOPMENT

We continuously engage in research and development activities that focus on, among other things:  increasing the efficiency of our proprietary corn flour and corn/wheat tortilla production technology; maintaining high product quality; developing new and improved products and manufacturing equipment; improving the shelf life of certain corn and wheat products; improving and expanding our information technology system; engineering, plant design and construction; and compliance with environmental regulations.  We have obtained 57 patents in the United States since 1968. Twenty of these patents are in force and effect in the United States as of the date hereof and the remaining 37 have expired.  We currently have five new patents in process, four in the United States and one in other countries.  Additionally, two of our registered patents are currently in the process of being published in other countries.

Our research and development is conducted through our subsidiaries INTASA, Tecnomaíz and CIASA.  Through Tecnomaíz, we engage in the design, manufacture and sale of machines for the production of corn/wheat tortillas and tortilla chips.  We carry out proprietary technological research and development for corn milling and tortilla production as well as all engineering, plant design and construction through INTASA and CIASA.  These companies administer and supervise the design and construction of our new plants and also provide advisory services and training to employees of our corn flour and tortilla manufacturing facilities.  We spent Ps.77 million and Ps. 91 million on research and development in 2010 and 2011, respectively.

TREND INFORMATION

Our financial results will likely continue to be influenced by factors such as changes in the level of consumer demand for tortillas and corn flour, government policies regarding the Mexican tortilla and corn flour industry, and the cost of corn, wheat and wheat flour.  In addition, we expect our financial results in 2012 to be influenced by:

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

•                  unfavorable general economic conditions in the United States and globally, such as the recession or economic slowdown, which could negatively affect the affordability of and consumer demand for some of our products; and

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2011 we do not have any outstanding off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

We have commitments under certain firm contractual arrangements to make future payments for goods and services.  These firm commitments secure the future rights to various assets to be used in the normal course of operations.  For example, we are contractually committed to making certain minimum lease payments for the use of property under operating lease agreements. The following table summarizes separately our material firm commitments at December 31, 2011 and the timing and effect that such obligations are expected to have on our liquidity and cash flow in future periods.  In February of 2011, we prepaid approximately U.S.$753 million and Ps.773 million of indebtedness.  In addition, the table reflects the timing of principal and interest payments on outstanding debt, which is discussed in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”  We expect to fund the firm commitments with operating cash flow generated in the normal course of business.

Contractual Obligations and Commercial Commitments	Total	Less than 1 Year	From 1 to 3 Years	From 3 to 5 Years	Over 5 Years
	(in millions of U.S. dollars)
Long-term debt obligations	822.3	—	28.8	402.7	390.8
Operating lease obligations(1)	194.7	44.7	58.1	34.4	57.5
Finance lease obligations	2.4	0.9	1.5	—	—
Purchase obligations(2)	606.9	606.9	—	—	—
Interest payments on our indebtedness (3)	261.5	46.8	81.9	76.1	56.7
Other liabilities(4)	117.1	117.1	—	—	—
Total	2,004.9	816.4	170.3	513.2	505.0
Total in millions of peso equivalent amounts	27,968.4	11,388.8	2,375.7	7,159.1	7,044.8

(1) Operating lease obligations primarily relate to minimum lease rental obligations for our real estate and operating equipment in various locations.

(2) Purchase obligations relate to our minimum commitments to purchase commodities, raw materials, machinery and equipment.

(3) In the determination of our future estimated interest payments on our floating rate denominated debt, we used the interest rates in effect as of December 31, 2011.

(4) Other relates to liabilities for short-term bank loans and the current portion of long-term debt.

ITEM 6                                Directors, Senior Management and Employees.

MANAGEMENT STRUCTURE

Our management is vested in our board of directors.  Our day to day operations are handled by our executive officers.

Our bylaws require that our board of directors be composed of a minimum of five and a maximum of twenty-one directors, as decided at our Ordinary General Shareholders’ Meeting.  Pursuant to the Mexican Securities Law, at least 25% of the members of the board of directors must be independent.  Under our bylaws and the Archer-Daniels-Midland association, as long as Archer-Daniels-Midland owns at least 20% of our capital stock, it will have the right to designate two of our directors and their corresponding alternates.  Archer-Daniels-Midland has designated Federico Gorbea, President and Chief Operating Officer of Archer-Daniels-Midland’s operations in Mexico, and Mark Kolkhorst, Corporate Vice President of Archer-Daniels-Midland and President of Archer-Daniels-Midland’s Cocoa and Milling divisions, as members of our board of directors.  Archer-Daniels-Midland has elected Ray G. Young, its Senior Vice President and Chief Financial Officer, and Vikram Luthar, its Group Vice President of Finance, to serve as alternates for Mr. Gorbea and Mr. Kolkhorst, respectively.  In addition, under Mexican law, any holder or group of holders representing 10% or more of our capital stock may elect one director and its corresponding alternate.

The board of directors, which was elected at the Ordinary General Shareholders’ Meeting held on April 26, 2012, currently consists of 17 directors, with each director having a corresponding alternate director.  The following table sets forth the current members of our board of directors, their ages, years of service, principal occupations, outside directorships, other business activities and experience, their directorship classifications as defined in the Code of Best Corporate Practices issued by a committee formed by the Consejo Coordinador Empresarial, or Mexican Entrepreneur Coordinating Board, and their alternates.  The terms of their directorships are for one year, or for up to thirty additional days if no designation of their substitute has been made or if the substitute has not taken office.

Roberto González Barrera	Age:	81
	Years as Director:	30
	Principal Occupation:	Chairman of the Board of GRUMA and GIMSA.
	Outside Directorships:

Chairman Emeritus of the Board of Grupo Financiero Banorte, Chairman of the Boards of Fundación GRUMA, Fundación Banorte and Patronato de Cerralvo, Director of Patronato del Hospital Infantil de México.

	Directorship Type:	Shareholder, Related
	Alternate:	Joel Suárez Aldana

Alejandro Barrientos Serrano	Age:	46
	Years as Director:	Since April 2012
	Principal Occupation:	Chief Financial Officer of GRUMA.
	Outside Directorships:	Director of GIMSA.
	Business Experience:	President of the Mexico Office of BLADEX and CALYON, Senior Account Executive at Banco Nacional de México, and Senior Auditor at Ruiz, Urquiza & CIA.
	Directorship Type:	Related
	Alternate:	Homero Huerta Moreno

José de la Peña y Angelini	Age:	63
	Years as Director:	3
	Principal Occupation:	Chief Executive Officer of Corporativo Obama.
	Outside Directorships:	Director of GIMSA.
	Business Experience:	President of the Mexico Office of FCB Worldwide, Chief Operating Officer of Chrysler de México, Executive Vice President Sales and Marketing of GRUMA, Chief Operating Officer of Gruma Latin America.
	Directorship Type:	Independent
	Alternate:	Mario Ernesto Medina Ramírez

Juan Diez-Canedo Ruiz	Age:	61
	Years as Director:	7
	Principal Occupation:	Chief Executive Officer of Financiera Local.
	Outside Directorships:	Director of GIMSA.
Business Experience:

Chief Executive Officer of Fomento y Desarrollo Comercial, Alternate Director of Grupo Financiero Banorte and Banco Mercantil del Norte, Chief Executive Officer of Cintra, Executive Vice President of GRUMA and Grupo Financiero Banorte, Banking Director of Grupo Financiero Probursa, Alternate Chief Executive Officer of Banco Internacional.

	Directorship Type:	Shareholder, Independent
	Alternate:	Felipe Diez-Canedo Ruiz

Bertha Alicia González Moreno	Age:	58
	Years as Director:	4
	Principal Occupation:	Honorary Life President of Patronato para el Fomento Educativo y Asistencial de Cerralvo.
	Outside Directorships:	Director of Grupo Financiero Banorte, Director of GIMSA, Centro Educativo Universitario Panamericano, Adanec, and Grafo Industrial.
	Business Experience:	Owner and Chief Executive Officer of Uniformes Profesionales de Monterrey and Comercializadora B.A.G.M., Majority Shareholder of Grupo Beryllium.
	Directorship Type:	Shareholder, Related
	Alternate:	Javier Morales González

Juan Antonio González Moreno	Age:	54
	Years as Director:	18
	Principal Occupation:	Chief Executive Officer of Gruma Asia and Oceania.
	Outside Directorships:	Alternate Director of Grupo Financiero Banorte, Chairman of the Board and Chief Executive Officer of Car Amigo USA.
Business Experience:

Several positions in GRUMA, including Senior Vice President of Special Projects of Gruma Corporation, President of Azteca Milling, Vice President of Central and Eastern Regions of Mission Foods, President and Vice President of Sales of Azteca Milling, Chief Operating Officer of GIMSA.

	Directorship Type:	Related

	Alternate:	Alejandro Vazquez Salido

Federico Gorbea Quintero	Age:	48
	Years as Director:	5
	Principal Occupation:	President and General Manager of Archer Daniels Midland Mexico.
	Outside Directorships:	Chairman of the Board of Terminales de Carga Especializadas, Director of Asociación de Proveedores de Productos Agropecuarios de México.
	Business Experience:	President and General Manager of Compañía Continental de México.
	Directorship Type:	Independent
	Alternate:	Ray G. Young

Carlos Hank Rhon	Age:	64
	Years as Director:	18
	Principal Occupation:	Chairman of the Board of Grupo Financiero Interacciones, Grupo Hermes and Grupo Coin/La Nacional.
	Outside Directorships:	None.
	Business Experience:	Chairman of the Board of Laredo National Bancshares, Director of Banamex-Accival and Mexican Stock Exchange.
	Directorship Type:	Related
	Alternate:	Carlos Hank González

Mark Kolkhorst	Age:	48
	Years as Director:	1
	Principal Occupation:	Corporate Vice President of ADM and President of Cocoa and Milling divisions.
	Outside Directorships:	None.
	Business Experience:	President of Milling Division, President of Specialty Feed Ingredients, Vice President of Sales of Specialty Feed Ingredients, Vice President of ADM/GROWMARK and Tabor Grain.
	Directorship Type:	Independent
	Alternate:	Vikram Luthar

Mario Martín Laborín Gómez	Age:	60
	Years as Director:	3
	Principal Occupation:	Chairman of the Board of ABC Holding and Chief Executive Officer of ABC Holding and ABC Capital.
	Outside Directorships:	Director of GIMSA, CYDSA, XIGNUX, and Megacable.
	Business Experience:	Chief Executive Officer of Bancomext, Nacional Financiera, Bancomer and Grupo Vector, Chairman of Casa de Bolsa Bancomer.
	Directorship Type:	Independent
	Alternate:	Alan Castellanos Carmona

Juan Manuel Ley López	Age:	79
	Years as Director:	18
	Principal Occupation:	Chairman of the Board of Casa Ley and Chief Executive Officer of Grupo Ley.
	Outside Directorships:	Director of Grupo Financiero Banamex-Accival and Telmex.
Business Experience:

Chief Executive Officer of Casa Ley, Chairman of the Board of the Latin American Association of Supermarkets, Sinaloa-Baja California Consultant Council of Grupo Financiero Banamex-Accival and National Association of Supermarket and Retail Stores.

	Directorship Type:	Independent
	Alternate:	Juan Manuel Ley Bastidas

Bernardo Quintana Isaac	Age:	70
	Years as Director:	17
	Principal Occupation:	Chairman of the Board of Empresas ICA.
	Outside Directorships:	Director of BANAMEX and CEMEX.
	Business Experience:	Chief Executive Officer of Empresas ICA.
	Directorship Type:	Independent
	Alternate:	Diego Quintana Kawage

Juan Antonio Quiroga García	Age:	62
	Years as Director:	12
	Principal Occupation:	Chief Corporate Officer of GRUMA.
	Outside Directorships:	Director of GIMSA.
	Business Experience:	Vice President of Administration of Gruma Corporation, Chief Administrative and Internal Auditing Officer of GRUMA, Vice President of Operations Control of Gruma Corporation.
	Directorship Type:	Shareholder, Related
	Alternate:	Alejandro Cortina Gallardo

Alfonso Romo Garza	Age:	61
	Years as Director:	18
	Principal Occupation:	Chairman of the Board and Chief Executive Officer of Plenus.
	Outside Directorships:	Director of Synthetic Genomics, Donald Danforth Plant Science Center, Agradis and J. Craig Venter Institute.
Business Experience:

Investor in different industries and companies. He has been involved in the food and beverage, telecommunications, information technology, insurance and financial services, biotechnology, agriculture and real estate industries.

	Directorship Type:	Independent
	Alternate:	Adrián Rodríguez Macedo

Adrián Sada González	Age:	67
	Years as Director:	18
	Principal Occupation:	Chairman of the Board of Vitro.
	Outside Directorships:	Director of ALFA, CYDSA, Regio Empresas, Consejo Mexicano de Hombres de Negocios, and Grupo de Industriales de Nuevo León.
	Business Experience:	Chairman of the Board of Grupo Financiero Serfin, Chief Executive Officer of Banpais.
	Directorship Type:	Independent
	Alternate:	Manuel Güemes de la Vega

Alejandro Valenzuela del Río	Age:	50
	Years as Director:	Since April 2012
	Principal Occupation:	CEO of Grupo Financiero Banorte
	Outside Directorships:	Director of Grupo Financiero Banorte
	Business Experience:	Mexico’s Country Head of European Aeronautic, Defense and Space Company, and held several positions in the Ministry of Finance and Banco de México
	Directorship Type:	Related
	Alternate:	Sylvia Hernández Benítez

Javier Vélez Bautista	Age:	55
	Years as Director:	9
	Principal Occupation:	Managing Director of Value Link,
	Outside Directorships:	Chiapas Granjas Orgánicas and Financiamiento Progresemos,.
	Business Experience:	Chief Executive Officer of ValueLink, Chief Executive Officer of Nacional Monte de Piedad, Executive Vice President and Chief Financial Officer of GRUMA, project director at Booz Allen Hamilton

Directorship Type:	Independent
Alternate:	Jorge Vélez Bautista

Ms. Bertha Alicia González Moreno and Mr. Juan Antonio González Moreno, members of our board of directors, are children of Mr. Roberto González Barrera, Chairman of our board of directors.  Mr. Carlos Hank Rhon, a member of our board of directors, is the son-in-law of Mr. Roberto González Barrera.  Mr. Carlos Hank González, an alternate member of our board of directors, is the son of Mr. Carlos Hank Rhon and the grandson of Mr. Roberto González Barrera.  Furthermore, Mr. Javier Morales González, an alternate member of our board of directors, is the son of Ms. Bertha Alicia González Moreno and the grandson of Mr. Roberto González Barrera.

Secretary

The secretary of the board of directors is Mr. Salvador Vargas Guajardo, and his alternate is Mr. Guillermo Elizondo Ríos.  Mr. Vargas Guajardo is not a member of the board of directors.

Senior Management

The following table sets forth our executive officers, their ages, years of service, current positions, and prior business experience:

Joel Suárez Aldana	Age:	59
	Years as Executive Officer:	Since February 2012
	Years at GRUMA:	24
	Current Position:	Chief Executive Officer.
	Business Experience:

Various positions within GRUMA including President and Chief Executive Officer of Gruma Corporation, Chief Financial Officer of Gruma Corporation, Chief Financial Officer of Mission Foods, and several senior management positions in the banking sector.

Alejandro Barrientos Serrano	Age:	46
	Years as Executive Officer:	1
	Years at GRUMA:	1
	Current Position:	Chief Financial Officer.
	Business Experience:	President of the Mexico Office of BLADEX and CALYON, Senior Account Executive at Banco Nacional de México, and Senior Auditor at Ruiz, Urquiza & CIA.

Raúl Cavazos Morales	Age:	52
	Years as Executive Officer:	1
	Years at GRUMA:	24
	Current Position:	Chief Treasury Officer.
	Business Experience:	Several finance positions within GRUMA, including Vice President of Corporate Treasury.

Nicolás Constantino Coppola	Age:	64
	Years as Executive Officer:	6
	Years at GRUMA:	12
	Current Position:	Chief Executive Officer, Gruma Venezuela.
	Business Experience:

Vice President Sales and Exports and National Commercialization Manager of the Beverage Division of the Polar’s Group, Director of Sales for the Reynolds Company, National Manager of Sales for Warner Lambert of Venezuela and for the Aliven Company (Best Foods).

Alejandro Cortina Gallardo	Age:	41
	Years as Executive Officer:	1
	Years at GRUMA:	8
	Current Position:	Chief Strategic Planning Officer.

	Business Experience:	Finance and Strategic Planning Officer for Marrakech Ltd., International Commerce Officer for Market Access Negotiations for the Ministry of Trade and Development (SECOFI).

Leonel Garza Ramírez	Age:	62
	Years as Executive Officer:	13
	Years at GRUMA:	26
	Current Position:	Chief Procurement Officer.
	Business Experience:	Manager of Quality and Corn Procurement and Vice President of Corn Procurement at GRUMA, Chief Procurement Officer at GAMESA, Quality Control and Research and Development Manager at Kellogg de México.

Roberto Jorge González Alcalá	Age:	48
	Years as Executive Officer:	17
	Years at GRUMA:	17
	Current Position:	Chief Executive Officer, Gruma Mexico and Latin America.
	Business Experience:

Chief Executive Officer of GIMSA.  Several positions within GRUMA’s Central American operations, including Chief Operating Officer, President of the Tortilla Division in Costa Rica, President of the Corn Division in Central America.

Juan Antonio González Moreno	Age:	54
	Years as Executive Officer:	8
	Years at GRUMA:	32
	Current Position:	Chief Executive Officer, Gruma Asia and Oceania.
	Business Experience:

Senior Vice President of Special Projects of Gruma Corporation, President of Azteca Milling, Vice President of Central and Eastern Regions of Mission Foods, President and Vice President of Sales of Azteca Milling, Chief Operating Officer of GIMSA.

Sylvia Elisa Hernández Benítez	Age:	47
	Years as Executive Officer:	9
	Years at GRUMA:	9
	Current Position:	Chief Marketing Officer.
	Business Experience:

Senior Vice President of Marketing for Gruma Latin America, Executive Vice President at FCB Worldwide, different positions at Chrysler de México, including General Marketing Manager, Marketing Manager for automobiles, Brand Manager for imported automobiles and MOPAR brand coordinator.

Homero Huerta Moreno	Age:	49
	Years as Executive Officer:	10
	Years at GRUMA:	27
	Current Position:	Chief Administrative Officer.
	Business Experience:	Various positions within GRUMA including Finance and Administrative Vice President of Gruma Venezuela.

José Antonio Jaikel Aguilar	Age:	45
	Years as Executive Officer:	Since July 2011
	Years at GRUMA:	14
	Current Position:	Chief Executive Officer, Gruma Centroamérica.
	Business Experience:	Several positions within GRUMA including Commercial VP of Gruma Mexico, Operations VP of GRUMA’s tortilla division in Mexico.

Heinz Kollmann	Age:	42
	Years as Executive Officer:	6
	Years at GRUMA:	6

	Current Position:	Chief Technology Officer, Wheat Flour Production.
	Business Experience:

Technical Officer of MAISCAM in Camerun, Head miller for BUHLER in Uzwil, Switzerland, Responsible Technician for Argentina, Uruguay, Paraguay, Peru and Bolivia for BUHLER in its Buenos Aires branch office, Production Manager and Special Project Manager for GRAMOVEN/ CARGILL in Venezuela, Production Manager and Special Project Manager for Harinera La Espiga in Mexico.

Juan Antonio Quiroga García	Age:	62
	Years as Executive Officer:	14
	Years at GRUMA:	39
	Current Position:	Chief Corporate Officer.
	Other Positions:	Senior Corporate Controller of GIMSA, Director of GIMSA.
	Business Experience:	Vice President of Administration of Gruma Corporation, Chief Administrative and Internal Auditing Officer of GRUMA, Vice President of Operations Control of Gruma Corporation.

Felipe Antonio Rubio Lamas	Age:	54
	Years as Executive Officer:	10
	Years at GRUMA:	29
	Current Position:	Chief Technology Officer, Corn Flour and Tortilla Production.
	Business Experience:	Several managerial and Senior Vice President positions within Gruma Corporation related to manufacturing processes, engineering, design, and construction of production facilities.

Salvador Vargas Guajardo	Age:	59
	Years as Executive Officer:	15
	Years at GRUMA:	15
	Current Position:	General Counsel.
	Other Positions:	General Counsel of GIMSA.
	Business Experience:	Positions at Grupo Alfa, Protexa and Proeza, Senior Partner of two law firms, including Margáin-Rojas-González-Vargas-De la Garza y Asociados.

David Camilo Vargas Zepeda	Age:	49
	Years as Executive Officer:	Since September 2011
	Years at GRUMA:	Since September 2011
	Current Position:	Chief Human Resources Officer.
	Business Experience:	Several executive positions in HSBC and Bolsa Mexicana de Valores related to human resources.

Alejandro Vázquez Salido	Age:	41
	Years as Executive Officer:	Since April 2012
	Years at GRUMA:	Since April 2012
	Current Position:	Chief Communication and Image Officer.
	Business Experience:	Deputy Officer of Government Relations in Banorte.

Francisco Yong García	Age:	38
	Years as Executive Officer:	2
	Years at GRUMA:	15
	Current Position:	Chief Executive Officer, Gruma Europe.
	Business Experience:	Several managerial and Vice President positions within Gruma Corporation related to Finance and Administration in the United States and Europe.

Mr. Roberto Jorge González Alcalá, Chief Executive Officer of Gruma Mexico and Latin America, and Mr. Juan Antonio González Moreno, Chief Executive Officer of Gruma Asia and Oceania, are sons of Mr. Roberto

González Barrera, Chairman of our board of directors.  Mr. Homero Huerta Moreno, our Chief Administrative Officer, is the cousin of Mr. Juan Antonio González Moreno and Ms. Bertha Alicia González Moreno, members of our board of directors.

Audit and Corporate Governance Committees

As required by the Mexican Securities Law, the Sarbanes-Oxley Act of 2002 and our bylaws, an audit committee and a corporate governance committee were appointed by the meeting of the board of directors held on April 25, 2012.  Members of the audit and corporate governance committees were selected from members of the board of directors.  Consequently, as required by the Mexican Securities Law and our bylaws, a chairman for each committee was elected by the General Ordinary Shareholders’ Meeting held on April 26, 2012, from among the members appointed by the board.

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

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Members of the board of directors are paid a fee of Ps.80,000 for each board meeting they attend.  Additionally, members of the audit and corporate governance committees are paid a fee of Ps.40,000 for each committee meeting they attend.

For 2011, the aggregate amount of compensation paid to all directors, alternate directors, executive officers and audit and corporate governance committees members was approximately Ps.207 million.  The contingent or deferred compensation reserved as of December 31, 2011 was Ps.50 million.

We offer an Executive Bonus Plan that applies to managers, vice presidents, and executive officers.  The variable compensation under this plan can range from 20% to 100% of annual base compensation, depending upon the employee’s level, his individual performance and the results of our operations.

EMPLOYEES

As of December 31, 2011, we had a total of 21,318 employees, including 13,224 unionized and 8,094 non-unionized full- and part-time employees.  Of this total, we employed 7,824 persons in Mexico, 6,868 in the United States, 2,045 in Central America, 2,462 in Venezuela, 796 in Asia & Oceania, and 1,323 in Europe.  Total employees for 2009 and 2010 were 19,093 and 19,825, respectively.  Of our total employees as of December 31, 2011, approximately 38% were white-collar and 62% were blue collar.

In Mexico, workers at each of our plants are covered by a separate contract, under which salary revisions take place once each year, usually in January or February.  Non-salary provisions of these contracts are revised bi-annually.  We renewed agreements with the three unions that represent our workers in 2012.

In the United States, Gruma Corporation has five collective bargaining agreements that represent a total of 659 workers at five separate facilities (Pueblo, Tempe, Madera, Henderson and Omaha).  We renewed such agreements on April 25, 2010, March 27, 2011, July 1, 2009 and January 22, 2011, respectively, and have entered into a new agreement in Omaha on April 10, 2012.

In England, we have one collective bargaining agreement covering 25 employees at a facility, which is renewed every 12 months.

In the Netherlands, we are covered by a national labor agreement for bakery workers. This agreement is reviewed every 6 - 24 months, depending on the term of the agreement.

In Australia, we have a collective bargaining agreement covering 102 employees at our facility, which is renewed every 3 years.

Wages are reviewed during the negotiations and wage increases processed according to the terms of each agreement as well as non-monetary provisions of the agreement.  Wage reviews for non-union employees are conducted once each year, typically in March for Mission Foods and depending on the non-union plant, wages reviews are conducted from June through October for Azteca Milling, L.P. We believe our current labor relations are good.

SHARE OWNERSHIP

The following Directors and Senior Managers have GRUMA shares which in each case represent less than 1% of our capital stock: Ms. Bertha Alicia González Moreno, Mr. Juan Diez-Canedo Ruiz, Mr. Joel Suárez Aldana, Mr. Juan Antonio Quiroga García, Mr. Leonel Garza Ramírez, Mr. Javier Morales González, and Mr. Alejandro Vázquez Salido.  In addition, Mr. Roberto González Barrera owns directly and indirectly 279,301,152 shares representing approximately 49.6% of our outstanding shares.

ITEM 7                           Major Shareholders And Related Party Transactions.

MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our capital stock as of April 26, 2012 (which consists entirely of Series B Shares) with respect to Mr. González Barrera and Archer-Daniels-Midland and its affiliates, the only shareholders we know to own beneficially more than 5% of our capital stock.  See “Item 9.  The Offer and Listing” for a further discussion of our capital stock.  With the exception of Archer-Daniels-Midland’s right to appoint two members of our board of directors, and their corresponding alternates, the major shareholders do not have different or preferential voting rights with respect to those shares they own.  As of April 26, 2012, our Series B shares were held by more than 442 record holders in Mexico.

Name	Number of Series B Shares		Percentage of Outstanding Shares
Roberto González Barrera and family (1)	282,131,752		50.05%
Archer-Daniels-Midland (2)	130,901,630		23.22%
Other shareholders (3)	150,617,327		26.73%

Total	563,650,709	(4)	100%

(1)  The shares beneficially owned by Mr. González Barrera and his family include:  249,275,356shares held indirectly by Mr. González Barrera through a trust controlled by him; 30,025,796 shares held indirectly by the aforementioned trust through a Mexican corporation jointly owned with Archer-Daniels-Midland and controlled by Mr. González Barrera; and 2,830,600 shares held by Ms. Bertha Alicia González Moreno.

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

(3)  This  includes the shares held by our directors and officers (other than Mr. Roberto González Barrera and Ms. Bertha González Moreno) which in each case represent less than 1% of our capital stock.

(4)  As of April 26, 2012, our capital stock was represented by 565,174,609 issued Series B, class I, no par value shares (“Series B shares”), of which 563,650,709 shares were outstanding, fully subscribed and paid, and 1,523,900 shares were held in our treasury.

Mr. González Barrera and his family control approximately 54.41% of our outstanding shares and therefore have the power to elect a majority of our 17 directors.  In addition, under Mexican law, any holder or group of holders representing 10% or more of our capital stock may elect one director.  Under our bylaws and the Archer-Daniels-Midland association, as long as Archer-Daniels-Midland owns at least 20% of our capital stock, it will have the right to designate two members of our board of directors and their corresponding alternates. As of April 26, 2012, Archer-Daniels-Midland, directly and indirectly, owned approximately 23.22% of our outstanding shares and controlled the right to vote approximately 18.87% of our outstanding shares. Under the terms of our agreement, Archer-Daniels-Midland may not, without the consent of Mr. Roberto González Barrera, the Chairman of our board of directors, acquire additional shares of us.

We have been informed that Mr. González Barrera has pledged or has been required to pledge part of his shares in us as collateral for loans made to him.  In the event of a default, should the lenders enforce their rights with respect to these shares, Mr. González Barrera and his family could lose their controlling interest in us.  In addition, Mr. González Barrera must give Archer-Daniels-Midland a right of first refusal on any sale of his GRUMA shares if at the time of the sale, he owns directly or indirectly, or as a result of the sale will own directly or indirectly, less than 30% of our outstanding shares.  Should Archer-Daniels-Midland exercise its right, then it could control us.  Archer-Daniels-Midland must also give Mr. González Barrera a right of first refusal on any sale of our shares.

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

At their peak on March 24, 2011, the outstanding balance of loans from GIMSA to GRUMA were Ps.2,835 million and U.S.$20 million.  The average interest rate for these loans for the years 2008 to 2011 was 8.8% for the loans in pesos and 3.86% for the loans in U.S. dollars. As of March 31, 2012, the outstanding balance of loans from GIMSA to Gruma was Ps.1,298 million, the average interest rate for this year up to March 31, 2012 was 5.52%.

In September of 2001, Gruma Corporation started to make loans to us which, at their peak on September 29, 2009, reached the amount of U.S.$100.0 million. We borrowed money from Gruma Corporation at an average rate of 1% from 2009 to 2011. As of March31, 2012 we have no outstanding balance owing to Gruma Corporation or vice versa. During 2011 we made loans to Gruma Corporation at an average interest rate of 1.75% and Gruma Corporation issued several promissory notes related to indebtedness originated by dividends payments owned to us at an average interest rate of 3.6% which were fully paid. As of December 31, 2011, Gruma Corporation had paid off the balance of these loans.

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

In return, Archer-Daniels-Midland received 74,696,314 of our then newly issued shares, which represented approximately 22% of our total outstanding shares at that time, and 20% partnership interest in Azteca Milling, and retained 40% of the capital stock of Molinera de México.  Archer-Daniels-Midland also obtained the right to designate two of our 17 directors and their corresponding alternates.  In addition, Archer-Daniels-Midland acquired 5% of MONACA.  Archer-Daniels-Midland has designated Federico Gorbea, President and Chief Operating Officer of Archer-Daniels-Midland’s operations in México, and Mark Kolkhorst, Corporate Vice President of Archer-Daniels-Midland and President of Archer-Daniels-Midland’s Cocoa and Milling divisions, as members of our Board of Directors.  Archer-Daniels-Midland has elected Ray G. Young, its Senior Vice President and Chief Financial Officer, and Vikram Luthar, its Group Vice President of Finance, to serve as alternates for Mr. Gorbea and Mr. Kolkhorst, respectively.  As of April 26, 2011, Archer-Daniels-Midland, directly and indirectly, owned approximately 23.22% of our outstanding shares and controlled the right to vote approximately 18.87% of our outstanding shares.

During 2009, 2010 and 2011, we purchased U.S.$159 million, U.S.$97 million and U.S.$147 million, respectively, of inventory, including primarily wheat and corn, from Archer-Daniels-Midland Corporation, a shareholder, at market rates and terms.  For more information regarding these transactions, please see “Item 4. Information on the Company—Business Overview—Gruma Venezuela.”

Other Transactions

As of December 31, 2010, we held approximately 8.8% of the outstanding shares of GFNorte, a Mexican financial institution.  In the past, we obtained financing from GFNorte’s subsidiaries at market rates and terms.  For the past eight years, the highest outstanding loan amount has been Ps.600 million (in nominal terms) with an interest rate of 7.3% in June 2011.  In addition, we have insurance contracts in place with Seguros Banorte Generali, S.A. de C.V., a subsidiary of GFNorte, to manage certain risks associated with some of our subsidiaries.  In 2010 and 2011, we paid insurance premiums of approximately Ps.113,004 and Ps.110,239, respectively.

On February 15, 2011, we concluded the sale of all of our shares of GFNorte’s capital stock.  As a result of the sale, GRUMA no longer holds any stake in GFNorte.

For more information, please see Note 22 to our audited consolidated financial statements.

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

United States

Labor and Employment Related Claims.

On March 24, 2009, Guadalupe Arevalo, a former employee, filed a class action complaint for damages and equitable relief, currently being heard by the Superior Court of the State of California, County of Los Angeles, for an alleged: (1) failure to pay minimum or contractual wages, pay overtime, and provide accurate wage statements, in violation of the California Labor Code; (2) failure to pay wages due to former employees at the time of resignation and/or discharge; and (3) violation to certain provisions of the California Business and Professions Code.  On June 10, 2010, the plaintiff filed a second amended complaint incorporating an additional cause of action for failure to provide meal periods as required by law.  The parties reached a court approved settlement on March 26, 2012 and the case has been dismissed.

Other Claims.

Mary Henderson brought a class action lawsuit against Gruma Corporation for (1) false advertising under the Lanham Act, (2) violations of California’s Unfair Competition Law, (3) violations of California’s False Advertising Law, and (4) violations of the California Consumer Legal Remedies Act. The complaint alleged that Gruma Corporation’s labeling of its guacamole flavored dip and spicy bean dip products is false and misleading. The complaint was subsequently amended to dismiss the Company under the Lanham Act claim.  The case was settled on November 21, 2011 for U.S.$3,000 and has been dismissed.

Mexico

Asset Tax Claim.

The Secretaría de Hacienda y Crédito Público, or Ministry of Finance and Public Credit, has lodged tax assessments against our Company for an amount of Ps.34.3 million plus penalties, updates and charges, in connection with our asset tax returns for the year 1997.  The Company has filed several appeals to obtain an annulment of these assessments.

Income Tax Claim.

The Secretaría de Hacienda y Crédito Público has lodged tax assessments against our company for the amount of Ps.93.5 million in connection with withholding on interest payments to our foreign creditors for the years 2000, 2001 and 2002.  Mexican authorities claim that our company should have withheld a higher rate than the 4.9% withheld by the Company.  We intend to defend against these claims vigorously.

We believe that the outcome of these claims will not have a material effect on our financial position, results of operation or cash flows.

CNBV Investigation.

On December 8, 2009, the Surveillance Office of the Comisión Nacional Bancaria y de Valores (the Mexican National Banking and Securities Commission, or CNBV) began an investigation into the Company in respect of the timely disclosure of material events reported through the Mexican Stock Exchange during the end of 2008 and throughout 2009 in connection with the Company’s foreign exchange derivative losses and the subsequent conversion of the realized losses into debt.  In 2011, the CNBV commenced an administrative proceeding against the Company for alleged infringements to applicable legislation. The Company has participated in this proceeding in order to demonstrate its compliance with current legislation and to adopt applicable defenses as deemed appropriate in order to protect Gruma’s interests.  As of this date, the aforementioned proceeding is ongoing, and the CNBV has not issued a final resolution in connection therewith.

We intend to vigorously defend against these actions and proceedings. It is the opinion of the Company that the outcome of this proceeding will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Venezuela

Expropriation Proceedings by the Venezuelan Government.

On May 12, 2010, the Bolivarian Republic of Venezuela published the Expropriation Decree, which announced the forced acquisition of all goods, movables and real estate of the Company’s subsidiary in Venezuela, MONACA. The Republic has expressed to GRUMA’s representatives that the Expropriation Decree extends to the Company’s subsidiary DEMASECA.

As stated in the Expropriation Decree and in accordance with the Venezuelan Expropriation Law, the taking of legal ownership can occur either through an “Amicable Administrative Arrangement” or a “Judicial Order”. Each process requires certain steps as indicated in the Expropriation Law, neither of which has occurred. Therefore, as of this date, no formal transfer of title of the assets covered by the Expropriation Decree has taken place.

GRUMA’s interests in MONACA and DEMASECA are held through two Spanish companies: Valores Mundiales and Consorcio Andino. In 2010, Valores Mundiales and Consorcio Andino commenced negotiations with the Republic with the intention of reaching an amicable settlement. GRUMA has participated in these negotiations with a view to continuing its presence in Venezuela by potentially entering into a joint venture with the Venezuelan government that could also include compensation, or, absent a joint venture arrangement, GRUMA may receive compensation for the assets subject to expropriation, which the law requires be fair and reasonable. Those negotiations are ongoing.

The Republic and the Kingdom of Spain are parties to the Investment Treaty, under which the Investors may settle investment disputes by means of arbitration before the ICSID. On November 9, 2011, the Investors, MONACA and DEMASECA provided formal notice to the Republic that an investment dispute had arisen as a consequence of the Expropriation Decree and related measures adopted by the Republic. In that notification, the Investors, MONACA and DEMASECA also agreed to submit the dispute to ICSID arbitration if the parties are unable to reach an amicable agreement.

The negotiations with the government are ongoing, and the Company cannot assure that those negotiations will be successful or will result in the Investors receiving adequate compensation, if any, for their investments subject to the Expropriation Decree. Additionally, the Company cannot predict the results of any arbitral proceeding, or the ramifications that costly and prolonged legal disputes could have on its results of operations or financial position, or the likelihood of collecting a successful arbitration award. As a result, the net impact of this matter on the Company’s consolidated financial results cannot be reasonably estimated. The Company and its subsidiaries reserve and intend to continue to reserve the right to seek full compensation for any and all expropriated assets and investments under applicable law, including investment treaties and customary international law.

The Venezuelan government has not taken physical control of the assets of MONACA or DEMASECA and has not taken control of their operations. In consequence, GRUMA can validly and legally assert that, as of this date, Valores Mundiales and Consorcio Andino have full legal ownership of MONACA’s and DEMASECA’s rights, interest, shares and assets, respectively, and full control of all operational or managerial decisions of MONACA and DEMASECA, which will not cease until GRUMA, through Valores Mundiales and Consorcio Andino, finally agrees with the Venezuelan government on the terms and conditions to transfer such assets in accordance with the legal and business schemes that are currently being negotiated with the government of Venezuela.

Pending resolution of this matter, based on preliminary valuation reports, no impairment charge on GRUMA’s net investment in MONACA and DEMASECA has been identified. The Company is also unable to estimate the value of any future impairment charge, if one will be taken, or to determine whether MONACA and DEMASECA will need to be accounted for as a discontinued operation. The historical value as of December 31, 2011 of the net investment in MONACA and DEMASECA was Ps.2,271,178 and Ps.165,969, respectively. The Company does not maintain insurance for the risk of expropriation of its investments. Please see Note 25 to our Consolidated Financial Statements for a breakdown of financial information concerning MONACA.

Intervention Proceedings by the Venezuelan Government.

On December 4, 2009, the Eleventh Investigations Court for Criminal Affairs of Caracas issued an order authorizing the precautionary seizure of assets of all corporations in which Ricardo Fernández Barrueco had any direct or indirect interest.  As a result of Mr. Ricardo Fernández Barrueco’s former indirect ownership of MONACA and DEMASECA, these subsidiaries were subject to the precautionary seizure.  The Ministry of Finance of Venezuela, in light of the precautionary measure ordered by the Eleventh Investigations Court for Criminal Affairs of Caracas, has made several designations of individuals as special managers and representatives on behalf of the Republic of Venezuela of the shares that were previously owned indirectly by Mr. Ricardo Fernández Barrueco in MONACA and DEMASECA. The last designation was on January 14, 2011.

As a result of the foregoing, MONACA and DEMASECA, as well as Consorcio Andino, S.L. and Valores Mundiales, S.L., as holders of our Venezuelan subsidiaries, have filed a petition as aggrieved third-parties to the proceedings against Mr. Ricardo Fernández Barrueco, as a challenge to the precautionary measures, the seizure and all related actions. MONACA has also filed for corresponding legal remedies. On November 19, 2010, the Eleventh Investigations Court for Criminal Affairs of Caracas issued a ruling regarding the petitions, in which, the court recognized that MONACA and DEMASECA are companies wholly controlled by Valores Mundiales, S.L. and Consorcio Andino, S.L, respectively.  However, the precautionary measures of seizure issued on December 4, 2009 were upheld by the court, despite the court’s recognition of MONACA and DEMASECA’s ownership.  In virtue of the aforementioned, an appeal has been filed, which is pending resolution as of this date. The People’s Defense Institute for the Access of Goods and Services of Venezuela (“INDEPABIS”) issued an order, on a precautionary basis, authorizing the temporary occupation and operation of MONACA for a period of 90 calendar days from December 16, 2009, which was renewed for the same period on March 16, 2010.  The order expired on June 16, 2010 and as of the date hereof MONACA has not been notified of any extension or similar measure.  INDEPABIS has also initiated a regulatory proceeding against MONACA in connection with alleged failure to comply with regulations governing precooked corn flour and for allegedly refusing to sell this product as a result of the December 4, 2009 precautionary asset seizure described above.  We filed an appeal against these proceedings which has not been resolved as of the date hereof.

Additionally, INDEPABIS initiated an investigation of DEMASECA and issued an order, on a precautionary basis, authorizing the temporary occupation and operation of DEMASECA for a period of 90 calendar days from May 25, 2010, which was extended until November 21, 2010.  INDEPABIS issued a new precautionary measure of occupation and temporary operation of DEMASECA, valid for the duration of this investigation. DEMASECA has challenged these measures but as of the date hereof, no resolution has been issued. The proceedings are still ongoing.

We intend to exhaust all legal remedies available in order to safeguard and protect the Company’s legitimate interests.

Tax Claims.

The Venezuelan tax authorities have lodged certain assessments against MONACA, one of our Venezuelan subsidiaries, related to income tax returns for the years 1998 and 1999, which amounted to U.S.$696 thousand plus related Value Added Tax deficiencies in the amount of U.S.$33.2 thousand.  The case has been appealed and is pending a final decision. Any tax liability arising from the resolution of these claims will be assumed by the previous shareholder, International Multifoods Corporation, in accordance with the purchase agreement by which the Company acquired MONACA. Likewise, MONACA has filed claims with the fiscal authorities in the corresponding tax courts for the amount of U.S.$650 thousand. This matter is pending resolution.

Labor Lawsuits.

In the past, our subsidiary MONACA was named in three labor lawsuits (two brought by Caleteros, as defined below, and one stemming from a workplace accident) seeking damages in the amount of U.S.$1.25 million. The lawsuits and claims are related to issues and rights such as profit sharing, social security, vacation, seniority and indemnity payment issues.  The “Caleteros” who brought the claims are third parties who help freighters unload goods.

Finally, the Company and its subsidiaries are involved in various pending litigations filed in the normal course of business.  It is the opinion of the Company that the outcome of these proceedings will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

ITEM 9                           The Offer And Listing.

TRADING HISTORY

Our Series B Shares have been traded on the Bolsa Mexicana de Valores, S.A.B. de C.V., or Mexican Stock Exchange, since 1994.  The ADSs, each representing four Series B Shares, commenced trading on the New York Stock Exchange in November 1998.  As of December 31, 2011, our capital stock was represented by 563,650,709 issued Series B shares, of which 565,650,709  shares were outstanding, fully subscribed and paid, and 1,523,900 shares were held in our treasury.  As of December 31, 2011, 72,940,304 Series B shares of our common stock were represented by 18,235,076 ADSs held by 7 record holders in the United States.

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

	Mexican Stock Exchange		NYSE
	Common Stock		ADS(2)
	High	Low	High	Low
	(Ps. Per share(1))		(U.S.$ per ADS)
Annual Price History
2007	41.43	32.32	15.71	11.94
2008	35.01	5.85	13.03	1.76
2009	25.67	3.67	7.89	.9214
2010	28.70	16.97	8.99	5.20
2011	28.66	19.61	8.96	6.33
Quarterly Price History
2010
1st Quarter	28.70	23.80	8.98	7.33
2nd Quarter	27.77	19.20	8.99	5.81
3rd Quarter	21.28	16.97	6.63	5.20
4th Quarter	24.94	17.96	8.05	5.67
2011
1st Quarter	27.24	22.17	8.96	7.19
2nd Quarter	24.71	19.61	8.36	6.63
3rd Quarter	25.39	20.00	8.60	6.33
4th Quarter	28.66	23.10	8.54	6.90
2012
1st Quarter	34.39	26.45	10.77	7.79
Monthly Price History
October 2011	26.05	23.10	7.96	6.90
November 2011	28.66	25.38	8.54	7.34
December 2011	28.23	25.69	8.27	7.25
January 2012	28.84	26.45	8.79	7.79
February 2012	31.42	28.75	9.73	8.89
March 2012	34.39	30.85	10.77	9.40
April 2012(3)	37.40	34.08	11.27	10.49

(1)  Pesos per share reflect nominal price at trade date.

(2)  Price per ADS in U.S.$; one ADS represents four Series B Shares.

(3)  As of April 20, 2012.

On April 20, 2012, the last reported sale price of the B Shares on the Mexican Stock Exchange was Ps.36.42 per B Share.  On April 20, 2012, the last reported sale price of the ADSs on the New York Stock Exchange was U.S.$11.09 per ADS.

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

MARKET MAKER

On September 30, 2009, we entered into an agreement with UBS Casa de Bolsa (“UBS”) pursuant to which UBS acts as a market maker for our common shares listed on the Mexican Stock Exchange.  The purpose of the agreement is to provide liquidity for the Company’s shares. This agreement has been extended in several occasions throughout 2010 and 2011.  On October 11, 2011 the agreement was extended until September 15, 2012.

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

Directors

Our bylaws provide that our management shall be vested in the board of directors and our Chief Executive Officer.  Each director is elected by a simple majority of the shares.  Under Mexican law and our bylaws, any holder or group of holders owning 10% or more of our capital stock may elect one director and its corresponding alternate.  The board of directors must be comprised of a minimum of five and a maximum of twenty-one directors, as determined by the shareholders at the annual ordinary general shareholders’ meeting.  Additionally, under the Mexican Securities Law, at least 25% of the members of the board of directors must be independent.  Currently, our board of directors consists of 17 members.

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

Voting Rights and Shareholders’ Meetings

Each share entitles the holder thereof to one vote at any general meeting of our shareholders.  Shareholders may vote by proxy.  At the ordinary general shareholders’ meeting, any shareholder or group of shareholders representing 10% or more of the outstanding capital stock has the right to appoint one director and his corresponding alternate, with the remaining directors being elected by majority vote.

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

A general ordinary shareholders’ meeting must be held during the first four months after the end of each fiscal year.  In order to attend a general shareholders’ meeting, the day before the meeting shareholders must deposit the certificates representing their capital stock or other appropriate evidence of ownership either with the secretary of our board of directors, with a credit institution, or with Indeval.  The secretary, credit institution or Indeval will hold the certificates until after the general shareholders’ meeting has taken place.

Under our bylaws, the quorum for an ordinary general shareholders’ meeting is at least 50% of the outstanding capital stock, and action may be taken by the affirmative vote of holders representing a majority of the shares present.  If a quorum is not present, a subsequent meeting may be called at which the shareholders present, whatever their number, will constitute a quorum and action may be taken by a majority of the shares present.  A quorum for extraordinary general shareholders’ meetings is at least 75% of the outstanding capital stock, but if a quorum is not present, a subsequent meeting may be called.  A quorum for the subsequent meeting is at least 50% of the outstanding shares.  Action at an extraordinary general shareholders’ meeting may only be taken by a vote of holders representing at least 50% of the outstanding shares.

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

As of April 26, 2012, our capital stock was represented by 565,174,609 issued Series B shares, of which 563,650,709 shares were outstanding, fully subscribed and paid, and 1,523,900 shares were held in our treasury.

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

Under Mexican securities regulation, our directors, officers, external auditors, the secretary of the board of directors and holders of 10% or more of our outstanding stock may not sell stock to us, or purchase repurchased stock from us, unless the sale or purchase is made through a tender offer.  The repurchase of stock representing 3% or more of our outstanding share capital in any 20 trading-day period must be conducted through a public tender offer.

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

Rights of Shareholders

The protections afforded to minority shareholders under Mexican law are different from those in the United States and other jurisdictions.  The law concerning duties and responsibilities of directors and controlling shareholders has not been the subject of extensive judicial interpretation in Mexico, unlike the United States where judicial decisions have been issued regarding the duties of diligence and loyalty, which more effectively protect the rights of minority shareholders.  Additionally, shareholder class actions are not available under Mexican law and there are different procedural requirements for bringing shareholder derivative lawsuits, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders or to enforce rights of the corporation itself.  Shareholders cannot challenge corporate action taken at a shareholders’ meeting unless they meet certain procedural requirements.

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

Any acquisition of capital shares representing at least 2% or 5%, as the case may be, of our outstanding capital stock, must be approved by at least the majority of the members of our board of directors present at a meeting at which at least the majority of the members is present.  Such acquisitions must be resolved by our board of directors within 60 calendar days following the receipt of the written application described above, unless the board of directors determines that it does not have sufficient information upon which to base its decision.  In such case, the board of directors shall deliver a written request to the potential purchaser for any additional information that it deems necessary to make its determination.  The 60 calendar days referred to above will commence following the receipt of the additional information from the potential purchaser.

Mandatory Tender Offers in the Case of Certain Acquisitions.  If our board of directors authorizes an acquisition of capital shares which increases the purchaser’s ownership to 30% or more, but not more than 50%, of our capital stock, then the purchaser must effect its acquisition by way of a cash tender offer for a specified number of shares equal to the greater of (i) the percentage of common shares intended to be acquired or (ii) 10% of our outstanding capital stock, in accordance with the applicable Mexican securities regulations.

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

As a result of this association, (i) we received U.S.$258.0 million in cash, (ii) GRUMA and Archer-Daniels-Midland combined their U.S. corn flour operations under Azteca Milling, our wholly-owned U.S. corn flour operations, and, as a result, Archer-Daniels-Midland received a 20% partnership interest in Azteca Milling, and (iii) we received 60% of the capital stock of Molinera de México, Archer-Daniels-Midland’s wholly-owned Mexican wheat milling operations.  We also gained exclusivity rights from Archer-Daniels-Midland in specified corn flour and wheat flour markets.  In return, Archer-Daniels-Midland received 74,696,314 of our then newly issued shares, which represented at that time approximately 22% of our total outstanding shares and a 20% partnership interest in Azteca Milling in addition to retaining 40% of the capital stock of Molinera de México.  Archer-Daniels-Midland also obtained the right to designate two of the 17 members of our board of directors and their corresponding alternates.

Under the terms of this association, Archer-Daniels-Midland may not, without the consent of Mr. Roberto González Barrera, the Chairman of our board of directors, acquire additional shares of our company.  As of April 26, 2012, Archer-Daniels-Midland owned, directly and indirectly, approximately 23.22% of our outstanding shares.  A total of 24,566,561 of these shares are held by Archer-Daniels Midland through a Mexican corporation jointly owned with Mr. González Barrera and controlled by him.  Thus, Archer-Daniels-Midland only has the right to vote 18.87% of our outstanding shares.  In addition, Archer-Daniels-Midland has the right to nominate two of the 17 members of our board of directors and their corresponding alternates.  Archer-Daniels-Midland did not participate in a preemptive rights offering we completed on May 20, 2008.  Prior to the preemptive rights offering, Archer-Daniels-Midland, directly and indirectly, owned approximately 27.1% of our outstanding shares and controlled the right to vote approximately 22% of our outstanding shares.

Furthermore, Archer-Daniels-Midland must give Mr. González Barrera a right of first refusal on any sale of our shares.  Mr. González Barrera must give Archer-Daniels-Midland a similar right on any sale of his shares in us if at the time of the sale, he owns directly or indirectly, or as a result of the sale will own directly or indirectly, less than 30% of our outstanding shares.  See “Item 7. Major Stockholders and Related Party Transactions—Related Party Transactions.”

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

Perpetual Bonds

On December 3, 2004, Gruma, S.A.B. de C.V. issued U.S.$300 million 7.75% senior unsecured perpetual bonds.  The bonds which have no fixed final maturity date, have a call option exercisable by GRUMA at any time beginning five years after the issue date.  As of December 31, 2011 we have not hedged any interest payments on our U.S.$300 million 7.75% senior unsecured perpetual bonds.

Gruma Corporation

In October 2006, Gruma Corporation entered into a U.S.$100 million 5-year revolving credit facility with a syndicate of financial institutions, which was refinanced and extended on June 20, 2011 to U.S.$200 million for an additional 5-year term.  The facility, as refinanced in 2011, has an interest rate based on LIBOR plus a spread of 1.375% to 2.0% that fluctuates in relation to Gruma Corporations’ leverage and contains less restrictive provisions than those in the facility replaced.  This facility contains covenants that limit Gruma Corporation’s ability to merge or consolidate, and require it to maintain a ratio of total funded debt to consolidated EBITDA of not more than 3.0:1.  In addition, this facility limits Gruma Corporation’s, and certain of its subsidiaries’ ability, among other things, to create liens; make certain investments; make certain restricted payments; enter into any agreements that prohibit the payment of dividends; and engage in transactions with affiliates. This facility also limits Gruma Corporation’s subsidiaries’ ability to incur additional debt.

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

Syndicated Loan Facility

On March 22, 2011 we obtained a U.S.$225 million, five-year senior credit facility through a syndicate of banks The Syndicated Loan Facility consists of a term loan and a revolving loan facility. The interest rate for the Term Loan Facility and for the Revolving Loan Facility is either (i) LIBOR or (ii) an interest rate determined by the administrative agent based on its “prime rate” or the federal funds rate, respectively, plus, in either case, (a) 2.25% if the Company’s ratio of total funded debt to EBITDA (the “Maximum Leverage Ratio”) is greater than or equal to 3.0x, (b) 2.0% if the Company’s Maximum Leverage Ratio is greater than or equal to 2.5x and less than 3.0x, (c) 1.75% if the Company’s Maximum Leverage Ratio is greater than or equal to 2.0x and less than 2.5x and (d) 1.50% if the Company’s Maximum Leverage Ratio is less than 2.0x.  The Syndicated Loan Facility contains covenants that requires the Company to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1, and a Maximum Leverage Ratio of not more than 3.5:1.  The Syndicated Loan Facility also limits our ability, and our subsidiaries’ ability in certain cases, among other things, to: create liens; make certain investments or other restricted payments; merge or consolidate with other companies or sell substantially all of our assets; and enter into certain hedging transactions.  Additionally, the Syndicated Loan Facility limits our subsidiaries’ ability to guarantee additional indebtedness issued by the Company and to incur additional indebtedness under certain circumstances.

Peso Syndicated Loan Facility

On June 15, 2011 we obtained a Ps.1,200 million, seven-year senior credit facility through a syndicate of banks.  The Peso Syndicated Loan Facility consists of a term loan maturing in June 2018 with yearly principal amortizations beginning on December 2015, at an interest rate of 91-day TIIE plus a spread between 137.5 and 225 basis points based on the Company’s ratio of total funded debt to EBITDA. The Peso Syndicated Loan Facility contains covenants that requires the Company to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1, and a maximum ratio of total funded debt to EBITDA of not more than 3.5:1. The Peso Syndicated Loan Facility also limits our ability, and our subsidiaries’ ability in certain cases, among other things, to: create liens; make certain investments or other restricted payments; merge or consolidate with other companies or sell substantially all of our assets; and enter into certain hedging transactions.  Additionally, the Peso Syndicated Loan Facility limits our subsidiaries’ ability to guarantee additional indebtedness issued by the Company and to incur additional indebtedness under certain circumstances.

Rabobank Loan Facility

On June 15, 2011 we obtained a U.S.$50 million, five-year senior credit facility from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A..  The Rabobank Loan Facility consists of a revolving loan facility, at in interest rate of LIBOR plus (a) 2.25% if the Maximum Leverage Ratio is greater than or equal to 3.0x, (b) 2.0% if the Company’s Maximum Leverage Ratio is greater than or equal to 2.5x and less than 3.0x, (c) 1.75% if the Company’s Maximum Leverage Ratio is greater than or equal to 2.0x and less than 2.5x and (d) 1.50% if the

Company’s Maximum Leverage Ratio is less than 2.0x.  The Rabobank Loan Facility contains covenants that requires the Company to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1, and a Maximum Leverage Ratio of not more than 3.5:1.  The Rabobank Loan Facility also limits our ability, and our subsidiaries’ ability in certain cases, among other things, to:  create liens; make certain investments or other restricted payments; merge or consolidate with other companies or sell substantially all of our assets; and enter into certain hedging transactions.  Additionally, the Rabobank Loan Facility limits our subsidiaries’ ability to guarantee additional indebtedness issued by the Company and to incur additional indebtedness under certain circumstances.

2011 Bancomext Peso Facility

On June 16, 2011 we obtained a Ps.600 million, seven-year senior credit facility from Bancomext (Banco Nacional de Comercio Exterior).  The 2011 Bancomext Peso Facility consists of a term loan maturing in June 2018 at an interest rate of 91-day TIIE plus a spread between 137.5 and 225 basis points based on the Company’s ratio of total funded debt to EBITDA. The 2011 Bancomext Peso Facility contains a covenant that requires us to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1 as well as a covenant that requires us to maintain a maximum ratio of total funded debt to EBITDA of not more than 3.5:1. The 2011 Bancomext Peso Facility also limits our ability, and our subsidiaries’ ability in certain cases to create liens.

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

The summary does not purport to be a comprehensive description of all of the tax consequences of the acquisition, ownership or disposition of Series B Shares or ADSs.  The summary applies only to U.S. holders that will hold their Series B Shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders that own or are treated as owning 10% or more of our voting Series B Shares (whether held directly or through ADSs or both), tax-exempt entities, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, certain U.S. expatriates, holders liable for the alternative minimum tax, securities traders electing to account for their investment in their Series B Shares or ADSs on a mark-to-market basis, partnerships and other pass-through entities and persons holding their Series B Shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction. The following summary assumes that we are not a passive foreign investment company (a “PFIC”), which we do not believe that we were for our 2011 taxable year and do not currently expect to become for our current taxable year or the foreseeable future.

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

If Mexican income tax is withheld on the sale, redemption or other taxable disposition of Series B Shares or ADSs, the amount realized by a U.S. holder will include the gross amount of the proceeds of that sale, redemption or other taxable disposition before deduction of the Mexican income tax.  Capital gain or loss realized by a U.S. holder on a sale, redemption or other taxable disposition of Series B Shares or ADSs generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a gain from the disposition of a common share that is subject to Mexican income tax, the U.S. holder may not be able to benefit from the foreign tax credit for that Mexican income tax (i.e., because the gain from the disposition would be U.S. source), unless the U.S. holder can apply the credit against U.S. federal income tax payable on other income from foreign sources.  Alternatively, the U.S. holder may take a deduction for the Mexican income tax if it does not elect to claim a foreign tax credit with respect to any foreign income taxes paid or accrued during the taxable year.

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

DOCUMENTS ON DISPLAY

We are subject to the information requirements of the Exchange Act and, in accordance therewith, we are required to file reports and other information with the SEC.  These materials, including this Form 20-F and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

ITEM 11                         Quantitative And Qualitative Disclosures About Market Risk.

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

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

In 2008 we implemented specific improvements to our internal controls concerning the use of derivative financial instruments.  In addition, we implemented a new risk management policy that besides consolidating such improvements, prohibits the Company from entering into derivative financial instruments for trading purposes with the aim of obtaining profits based on changes in market values.  However, the use of financial derivative instruments for hedging purposes is allowed if used with the objective of mitigating financial risks and associated with a hedged item that is relevant to business activities.

INTEREST RATE RISK

We depend upon debt financing transactions, including debt securities, bank and vendor credit facilities and leases, to finance our operations.  All such financial instruments, as well as the related interest rate derivatives discussed further below, are entered into for other than trading purposes.  These transactions expose us to interest rate risk, with the primary interest-rate risk exposure resulting from changes in the relevant base rates (mostly LIBOR and to a lesser extent, Prime, TIIE and Tasa Promedio Ponderada in Venezuela) which are used to determine the interest rates that are applicable to borrowings under our credit facilities.  We are also exposed to interest rate risk in connection with refinancing of maturing debt.  We had U.S.$322.9 million (Ps.4,505.4 million) of fixed rate debt and U.S.$635.3 million (Ps.8,862.7 million) in floating rate debt as of December 31, 2011.  A hypothetical 100 basis point increase or decrease in interest rates would not have a significant effect on the fair value of our fixed rate debt. The following table sets forth, as of December 31, 2011, principal cash flows and the related weighted average interest rates by expected maturity dates for our debt obligations.

	Maturity Dates
	2012	2013	2014	2015	Thereafter	Total	Fair Value
	(in millions of pesos, except percentages)
Liabilities
Debt
Fixed Rate (Ps.)	291.57	28.91	0	0	4,185	4,505	4,512.6
Average Rate	13%	13%	0%	0%	7.75%
Floating Rate (Ps.)	1341.63	17.14	355.8	441.07	6,707.07	8,862.7	8,934.5
Average Rate	4.96%	7%	2.59%	3.39%	3.3%

From time to time, we use derivative financial instruments such as interest rate swaps for purposes of hedging a portion of our debt, in order to reduce our exposure to increases in interest rates.  Several of these contracts, however, do not qualify for accounting treatment as hedging transactions.

On November 2, 2004, we entered into an interest rate swap transaction with five banks with an aggregate notional amount of U.S.$150 million maturing on April 5, 2008, whereby we fixed the 6-month LIBOR rate associated with the term portion of the 2004 Facility at an average rate of 3.2725%.  The swap transaction provided that the counterparty pay us unless 6-month LIBOR reached 6%, in which case the parties had no obligation to pay any amount for the applicable period.  On September 30, 2005, this interest rate swap was modified resulting in an average fixed rate of 3.2775% and a maturity date of March 30, 2008.  The swap transaction provided that the counterparty pay us unless 6-month LIBOR reached 6%, in which case the parties had no obligation to pay any amount for the applicable period.  However, on March 8, 2006 we modified this 6% level up to 6.5% and 6.75% for the interest payment dates due in 2007, obtaining a fixed average rate of 3.6175% for this year.  In addition, in December 12, 2005 we entered into a new interest rate swap for the 2005 Facility with a single bank, which started on March 30, 2008 and matured on March 30, 2009, whereby we fixed the 6-month LIBOR rate associated with the term portion at an average rate of 4.505%.  The swap transaction provided that the counterparty would pay us unless 6-month LIBOR reached 7%, in which case the parties had no obligation to pay any amount for the applicable period.  After the March 30, 2009 maturity we have not entered into additional swap transactions.

During 2010, the Company had only one interest rate swap contract outstanding, which was entered into by Derivados de Maíz Alimenticio, S.A., our Costa Rican subsidiary, on July 2008 to hedge the interest rate risk associated with certain long-term credit facilities. This swap has an aggregate notional amount of U.S.$20 million and a maturity date of December 28, 2010.  After the December 28, 2010 maturity we did not enter into any additional swap transactions.

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

FOREIGN EXCHANGE RATE RISK

Our net sales are denominated in U.S. dollars, Mexican pesos and other currencies.  During 2011, 38% of our revenues were generated in U.S. dollars, 34% in pesos and 28% in other currencies.  In addition, as of

December 31, 2011, 67% of our total assets were denominated in currencies other than Mexican pesos, particularly U.S. dollars.  A significant portion of our operations is financed through U.S. dollar-denominated debt.

We believe that we have natural foreign exchange hedges incorporated in our balance sheet, in significant part because we have subsidiaries outside Mexico, and the peso-denominated value of our equity in these subsidiaries is also exposed to fluctuations in exchange rates.  Changes in the peso value of equity in our subsidiaries caused by movements in foreign exchange rates are recognized as a component of equity.  See Note 19 to our audited consolidated financial statements.

As of December 31, 2011, 83.29% of our debt obligations was denominated in U.S. dollars.  The following table sets forth information concerning our U.S. dollar-denominated debt as of December 31, 2011.  The table does not reflect our U.S. dollar sales or our U.S. dollar-denominated assets.

	Expected Maturity Date (U.S. dollar-denominated Debt) as of December 31, 2011
	2012	2013	2014	2015	Thereafter	Total	Fair Value
U.S. dollar-denominated debt	(in millions of pesos)
Syndicated Loan Facility	0	0	348.75	348.75	2,441.25	3,138.75	3,257.6
Rabobank Loan Facility	0	0	0	0	697.5	697.5	721.1
7.75% Perpetual Bond	0	0	0	0	4,185.00	4,185.00	4,192.1
Other U.S. dollar loans	1,247.44	7.39	0	0	1,858.10	3,112.93	3,112.9
TOTAL	1,247.44	7.39	348.75	348.75	9,181.85	11,134.18	11,283.7

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

During 2008, we entered into foreign exchange derivative instruments with several counterparties maturing in 2008, 2009, 2010 and 2011.  These financial instruments have either expired by their terms or were terminated by the Company.  See “Item 5. Operating and Financial Review and Prospects——Liquidity and Capital Resources.”

We account for our currency derivative instruments using the mark-to-market accounting method.  Extreme exchange rate volatility in the financial markets during the last two quarters of 2008 and the first quarter of 2009 resulted in significant fluctuations in the mark-to-market value of GRUMA’s foreign exchange derivative instruments.  These fluctuations were further exacerbated by the leverage features included in certain of these instruments.  As of September 30, 2008, these instruments represented a negative mark-to-market net value of U.S.$291.4 million.  As of October 8, 2008, these instruments represented a mark-to-market unrealized loss of U.S.$684 million.  As of October 28, 2008, these instruments represented an aggregate mark-to-market non-cash charge of U.S.$788 million; of which U.S.$105 million, U.S.$354 million, U.S.$220 million, and U.S.$109 million on instruments scheduled to mature in 2008, 2009, 2010, and 2011, respectively.

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

As indicated in Note 5 to our consolidated financial statements, during 2011, we entered into forward transactions in order to hedge the Mexican peso to U.S. dollar foreign exchange rate risk related to the price of corn purchases for the summer and winter corn harvests in Mexico.  Since these exchange rate derivative financial instruments did not qualify for hedge accounting treatment, they were recognized at their estimated fair value and periodic mark-to-market measurement was made.  As of December 31, 2011, we had foreign exchange derivative transactions in effect for a nominal amount of U.S.$106 million with different maturities from January through March 2012, the open positions of these instruments represented a favorable effect of approximately Ps.88.5 million recognized in income.

As of March 31, 2012, the Company had foreign exchange derivative transactions in effect for a nominal amount of U.S.$378 million with different maturities from April through July 2012 . The purpose of these contracts was to hedge the risks related to exchange rate fluctuations on the price of corn and wheat, which is denominated in U.S. dollars.

As indicated in Note 5 to our consolidated financial statements, operations in Venezuela represented 16% of net sales and 14% of total assets as of December 31, 2011.  In recent years, political and social instability has prevailed in Venezuela, and as described in Note 5 to our consolidated financial statements, the Venezuelan government devalued its currency and established a two tier exchange structure on January 11, 2010.  On December 30, 2010, the Venezuelan government issued Exchange Agreement No. 14, which established a single exchange rate of 4.30 bolivars per U.S. dollar effective January 1, 2011.

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

During 2011, we entered into short-term hedge transactions through commodity futures and options for a portion of our requirements.  All derivative financial instruments are recorded on the consolidated balance sheet at their fair value as either assets or liabilities.  Changes in the fair value of derivatives are recorded each period in earnings or accumulated other comprehensive income in stockholders’ equity, depending on whether the derivative qualifies for hedge accounting and is effective as part of a hedge transaction.  Ineffectiveness results when the change in the fair value of the hedge instruments differs from the change in the fair value of the hedged item.

For hedge transactions that qualify and are effective, gains and losses are deferred until the underlying asset or liability is settled, and then are recognized as part of that transaction.

Gains and losses which represent hedge ineffectiveness and derivative transactions that do not qualify for hedge accounting are recognized in income.

As of December 31, 2011, financial instruments that qualify as hedge accounting represented a favorable effect of Ps.14.9 million, which was recognized as comprehensive income in equity.  From time to time we hedge commodity price risks utilizing futures and options strategies that do not qualify for hedge accounting.  As a result of non-qualification, these derivative financial instruments are recognized at their estimated fair values and are marked to market with the associated effect recorded in current period earnings.  For the year ended December 31, 2011, we recognized an unfavorable effect of Ps.40.2 million from these contracts.  Additionally, as of December 31, 2011, we realized Ps.52.6 million in net losses on commodity price risk hedges that did not qualify for hedge accounting.

Based on our overall commodity exposure at December 31, 2011, a hypothetical 10 percent decline in market prices applied to the fair value of the instruments would result in a charge to income of Ps.40.4 million (for non-qualifying contracts).

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

ITEM 12                         Description Of Securities Other Than Equity Securities.

American Depositary Shares

Our Series B Shares have been traded on the Bolsa Mexicana de Valores, S.A.B. de C.V., or Mexican Stock Exchange, since 1994.  The ADSs, each representing four Series B Shares, commenced trading on the New York Stock Exchange in November 1998.  As of  April 26, 2012, our capital stock was represented by 565,174,609 issued Series B shares, of which 563,650,709  shares were outstanding, fully subscribed and paid, and 1,523,900  shares were held in our treasury.  As of December 31, 2011, 72,940,304  Series B shares of our common stock were represented by 18,235,076   ADSs held by 7  record holders in the United States.

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

Fees and Expenses

The following table summarizes the fees and expenses payable by holders of ADSs to Citibank, N.A. (the “Depositary”) pursuant to the Deposit Agreement dated September 18, 1998:

Service	Rate	By Whom Paid
(1) Issuance of ADSs upon deposit of Series B Shares (excluding issuances contemplated by paragraphs 3(b) and (5) below)	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) issued	Party for whom deposits are made or party receiving ADSs
(2) Delivery of Series B Shares, property and cash against surrender of ADSs	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) surrendered	Party surrendering ADSs or making withdrawal
(3) Distribution of (a) cash dividend or (b) ADSs pursuant to stock dividends (or other free distribution of stock)	No fee, so long as prohibited by the exchange upon which ADSs are listed	N/A

Service	Rate	By Whom Paid
(4) Distribution of cash proceeds (i.e. upon sale of rights or the sale of any securities or property pursuant to Sections the Deposit Agreement)	Up to $2.00 per 100 ADSs held	Party to whom distribution is made
(5) Distribution of ADSs pursuant to exercise of rights	Up to $2.00 per 100 ADSs issued	Party to whom distribution is made

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

ITEM 14.               Material Modifications To The Rights Of Security Holders And Use Of Proceeds.

Not applicable.

ITEM 15.               Controls and Procedures.

(a) Disclosure controls and procedures.  We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Corporate Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2011.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our Chief Executive Officer, Chief Financial Officer and Chief Corporate Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer, Chief Financial Officer and Chief Corporate Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by IASB.  Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

PricewaterhouseCoopers, an independent registered public accounting firm, our independent auditor, issued an attestation report on our internal control over financial reporting on April 30, 2012.

(c) Attestation Report of the registered public accounting firm.  The report of PricewaterhouseCoopers, an independent registered public accounting firm, on our internal control over financial reporting is included herein at page F-2.

(d) Changes in internal control over financial reporting.  There has been no change in our internal control over financial reporting during 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting:

ITEM 16A.  Audit Committee Financial Expert.

Our Board of Directors has determined that Mr. Mario Laborín Gómez qualifies as an independent member of the board and as an “audit committee financial expert”, within the meaning of this Item 16A.

ITEM 16B.  Code of Ethics.

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended.  Our code of ethics applies, among others, to our Chief Executive Officer, Chief Financial Officer and Chief Corporate Officer, and persons performing similar functions.  Our code of ethics is available on our web site at www.gruma.com.  If we amend any provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer, Chief Corporate Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our web site at the same address.

ITEM 16C.  Principal Accountant Fees and Services.

Audit and Non-Audit Fees

The following table sets forth the fees billed to us and our subsidiaries by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2010 and 2011:

	Year ended December 31,
	2010		2011
	(thousands of Mexican pesos)
Audit fees	Ps.	40,405	Ps.	40,424
Tax fees	6,410		7,397
Other fees	11,941		4,985
Total fees	Ps.	58,756	Ps.	52,806

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

Audit Committee Approval Policies and Procedures.

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

We did not repurchase any of our Series B Shares or ADSs in 2011.

ITEM 16F.  Change in Registrant’s Certifying Accountant.

During the years ended December 31, 2010 and 2011 and through the date of this Annual Report, the principal independent accountant engaged to audit our financial statements, PricewaterhouseCoopers, S.C., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed.

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

Corporate Governance Guidelines and Code of Ethics

Domestic issuers listed on the NYSE are required to adopt and disclose corporate governance guidelines and a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of such code for directors or executive officers.  We are not required to adopt and disclose corporate governance guidelines under Mexican law to the same extent as the NYSE Rules.  However, pursuant to regulations of the Bolsa Mexicana de Valores or Mexican Stock Exchange we are required to annually file with the Mexican Stock Exchange a statement relating to our level of adherence to the Mexican Code of Best Corporate Practices.  Our statement can be found on our corporate web page.  We are not required to adopt a Code of Ethics under Mexican law.  However, in April 2003, we adopted a Code of Ethics applicable to our directors, officers and employees.  Our Code of Ethics can also be found on our corporate web page under “Corporate Governance.”

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

ITEM 16H.                                     Mine Safety Disclosure.

Not Applicable.

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

Documents filed as exhibits to this annual report:

Exhibit No.

1	Our bylaws (estatutos sociales) as amended through May 26, 2008, together with an English translation.(4)

2(a)(1)

Deposit Agreement, dated as of September 18, 1998, by and among us, Citibank, N.A. as Depositary and the Holders and Beneficial Owners of American Depositary Shares Evidenced by American Depositary Receipts Issued Thereunder (including form of American Depositary Receipt).(2)

Exhibit No.

2(b)(1)	Indenture, dated as of December 3, 2004, between us and JPMorgan Chase Bank, N.A., as Indenture Trustee representing up to U.S.$300,000,000 of our 7.75% Perpetual Bonds.(3)

2(b)(2)

U.S.$225 million credit facility by and among us, the Lenders party thereto and BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, as Administrative Agent, dated March 22, 2011.(5)

2(b)(3)

U.S.$200 million revolving credit facility among Gruma Corporation, the Lenders party thereto, Bank of America, N.A., as Administrative Agent, Documentation Agent, Swing Line Lender, and Letter of Credit Issuer, dated June 20, 2011.

2(b)(4)	Ps.600 million term loan by and among us and Banco Nacional de Comercio Exterior, S.N.C. dated June 16, 2011.

2(b)(5)

Ps.1,200 million credit facility by and among us, the Lenders party thereto and BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, as Administrative Agent, dated June 15, 2011.

2(b)(6)	U.S.$50 million credit facility by and among us and Centrale Raiffeisen-Boerenleenbank B.A. dated June 15, 2011.

4(a)(1)	Shareholders Agreement by and among us, Roberto González Barrera, Archer Daniels-Midland Company and ADM Bioproductos, S.A. de C.V., dated August 21, 1996.(1)

4(a)(2)	Amendment No. 1 to Shareholders Agreement by and among us, Roberto González Barrera, Archer Daniels-Midland Company and ADM Bioproductos, S.A. de C.V., dated September 13, 1996.(3)

4(a)(3)	Amendment No. 2 to Shareholders Agreement by and among us, Roberto González Barrera, Archer Daniels-Midland Company and ADM Bioproductos, S.A. de C.V., dated August 18, 1999.(3)

4(a)(4)	Asset Contribution Agreement among Gruma Corporation, Gruma Holding, Inc., ADM Milling Co., Valley Holding, Inc., GRUMA-ADM, and Azteca Milling, L.P., dated August 21, 1996.(1)

4(a)(5)	Investment Agreement by and between us and Archer-Daniels-Midland Company, dated August 21, 1996.(1)

8	List of Principal Subsidiaries.

12(a)(1)	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2012.

12(a)(2)	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2012.

13	Officer Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2012.

(1)                                  Previously filed in Registration Statement on Form F-4 (File No. 333-8266), originally filed with the SEC on January 28, 1998.  Incorporated herein by reference.

(2)                                  Previously filed in Registration Statement on Form F-6 (File No. 333-9282), originally filed with the SEC on August 13, 1998.  Incorporated herein by reference.

(3)                                  Previously filed in Annual Report on Form 20-F (File No. 1-14852), originally filed with the SEC on July 1, 2002.  Incorporated herein by reference.

(4)                                  Previously filed in Annual Report on Form 20-F (File No. 1-14852), originally filed with the SEC on June 27, 2008.  Incorporated herein by reference.

(5)                                  Previously filed in Annual Report on Form 20-F (File No. 1-14852), originally filed with the SEC on June 8, 2011.  Incorporated herein by reference.

SIGNATURES

The registrant, Gruma, S.A.B. de C.V., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUMA, S.A.B. de C.V.

/s/ Juan Antonio Quiroga García
Juan Antonio Quiroga García
Chief Corporate Officer
Dated: April 30, 2012

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

CONTENT

Grupo Financiero Banorte, S.A.B. de C.V. and Subsidiaries

Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements as of December 31, 2010, 2009 and 2008

Report of Independent Registered Public Accounting Firm

To the Stockholders of

Gruma, S. A. B. de C. V.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows, present fairly, in all material respects, the financial position of Gruma, S. A. B. de C. V. and its subsidiaries (the “Company”), as of December 31, 2011, December 31, 2010 and January 1, 2010, and the related consolidated income statements, of comprehensive income, of changes in equity and of cash flows for each of the two years in the period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing in Item 15.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

The consolidated financial statements as of December 31, 2011 and 2010, include assets in the amount of Ps.5,839,051 and Ps.3,621,404, respectively, liabilities in the amount of Ps.2,721,870 and Ps.1,931,565, respectively and profit (loss) for the two years in the period ended December 31, 2011 in the amounts of Ps.681,586 and Ps.(169,225), respectively, related to a foreign subsidiary.  As mentioned in Note 25, during 2010 an expropriation decree was issued for the above mentioned subsidiary.  At the date of this report, and as explained in such Note, management of the Company is still in negotiations and therefore the outcome of this matter is uncertain.

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

PricewaterhouseCoopers, S. C.

/s/ Miguel Angel Puente Buentello
C.P. Miguel Angel Puente Buentello

Monterrey, Nuevo Leon, Mexico

April 30, 2012

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos)

(Notes 1, 2 and 4)

		As of		As of		As of
		January 1,		December 31,		December 31,
	Note	2010		2010		2011
A s s e t s
Current:
Cash and cash equivalents	7	Ps.	1,880,663	Ps.	21,317	Ps.	1,179,651
Trading investments		127,293		79,577		140,255
Derivative financial instruments	20	55,749		13,137		103,413
Accounts receivable, net	8	5,670,752		5,017,797		7,127,208
Inventories	9	7,536,588		7,264,234		10,700,831
Recoverable income tax		427,805		642,474		505,069
Prepaid expenses		336,970		306,557		231,489
Total current assets		16,035,820		13,345,093		19,987,916

Non-current:
Long-term notes and accounts receivable	10	543,295		598,961		626,874
Investment in associates	11	4,020,339		4,436,401		143,700
Property, plant and equipment, net	12	20,043,444		17,930,173		20,515,633
Intangible assets, net	13	2,483,254		2,406,437		2,954,359
Deferred tax assets	14	152,292		210,329		314,136
Total non-current assets		27,242,624		25,582,301		24,554,702

Total Assets		Ps.	43,278,444	Ps.	38,927,394	Ps.	44,542,618

L i a b i l i t i e s
Current:
Short-term debt	15	Ps.	2,203,392	Ps.	2,192,871	Ps.	1,633,207
Trade accounts payable		3,564,372		3,601,829		5,544,105
Derivative financial instruments	20	11,935		4,863		46,013
Provisions	16	247,590		308,801		401,116
Income tax payable		231,574		152,307		624,378
Other current liabilities	17	2,368,388		2,894,694		2,732,215
Total current liabilities		8,627,251		9,155,365		10,981,034

Non-current:
Long-term debt	15	19,572,002		15,852,538		11,472,110
Deferred tax liabilities	14	2,576,819		2,768,015		3,838,316
Employee benefits obligations	18	302,083		350,179		370,402
Provisions	16	82,776		21,353		114,714
Other non-current liabilities		37,751		57,670		53,258
Total non-current liabilities		22,571,431		19,049,755		15,848,800

Total Liabilities		31,198,682		28,205,120		26,829,834

E q u i t y
Shareholders’ equity:
Common stock	19	Ps.	6,972,425	Ps.	6,972,425	Ps.	6,972,425
Reserves		16,945		(1,350,082)		(144,236)
Retained earnings	19	908,460		1,322,218		6,603,014
Total shareholders’ equity		7,897,830		6,944,561		13,431,203
Non-controlling interest		4,181,932		3,777,713		4,281,581

Total Equity		12,079,762		10,722,274		17,712,784
Total Liabilities and Equity		Ps.	43,278,444	Ps.	38,927,394	Ps.	44,542,618

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except per-share data)

(Notes 1, 2 and 4)

	Note	2010		2011

Net sales		Ps.	46,232,454	Ps.	57,644,749
Cost of sales		(31,563,342)		(40,117,952)
Gross profit		14,669,112		17,526,797

Selling and administrative expenses		(12,100,365)		(13,984,486)
Other expenses, net	21	(518,732)		(203,850)
Operating income		2,050,015		3,338,461

Interest expense		(1,424,152)		(1,017,122)
Interest income		33,753		126,389
(Loss) gain from derivative financial instruments		(82,525)		207,816
Monetary position gain, net		165,869		214,832
Gain from foreign exchange differences, net		143,852		40,885
Comprehensive financing cost, net		(1,163,203)		(427,200)

Share of profits of associates		592,235		3,329
Gain from the sale of shares of associate	11	—		4,707,804

Income before income tax		1,479,047		7,622,394
Income tax expense:
Current	23	(578,730)		(1,004,246)
Deferred	23	(260,831)		(802,326)
		(839,561)		(1,806,572)

Consolidated net income		Ps.	639,486	Ps.	5,815,822

Attributable to:
Shareholders		431,779		5,270,762
Non-controlling interest		207,707		545,060
		Ps.	639,486	Ps.	5,815,822

Basic and diluted earnings per share (pesos)		Ps.	0.77	Ps.	9.35
Weighted average shares outstanding (thousands)		563,651		563,651

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos)

(Notes 1, 2 and 4)

	Note	2010		2011

Consolidated net income		Ps.	639,486	Ps.	5,815,822

Other comprehensive income, net:
Foreign currency translation adjustments		(1,818,311)		1,597,671
Actuarial gains and losses	18	(18,949)		14,061
Share of other comprehensive income of associates		(85,623)		(5,014)
Cash flow hedges		—		4,969
Other	14	781		678
		(1,922,102)		1,612,365

Comprehensive (loss) income		Ps.	(1,282,616)	Ps.	7,428,187

Attributable to:
Shareholders		(953,269)		6,486,642
Non-controlling interest		(329,347)		941,545
		Ps.	(1,282,616)	Ps.	7,428,187

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos)

(Notes 1, 2 and 4)

Common stock
(Note 19-A)	Reserves
Foreign
currency	Total
Number	translation	Share of	share-	Non-
of shares	adjustment	equity of	Retained	holders’	controlling
(thousands)	Amount	(Note 19-D)	associates	Other reserves	earnings	equity	interest	Total equity

Balances at January 1, 2010	563,651	Ps.	6,972,425	Ps.	—	Ps.	19,420	Ps.	(2,475)	Ps.	908,460	Ps.	7,897,830	Ps.	4,181,932	Ps.	12,079,762
Transactions with owners of the Company:
Dividends paid	—	(74,872)	(74,872)
—	—	—	—	—	—	—	(74,872)	(74,872)
Comprehensive income:
Net income of the year	431,779	431,779	207,707	639,486
Foreign currency translation adjustment	(1,282,185)	(1,282,185)	(536,126)	(1,818,311)
Actuarial gains and losses	(18,021)	(18,021)	(928)	(18,949)
Share of other comprehensive income of associates	(85,623)	(85,623)	(85,623)
Other	781	781	781
Comprehensive loss of the year	—	—	(1,282,185)	(85,623)	781	413,758	(953,269)	(329,347)	(1,282,616)

Balances at December 31, 2010	563,651	6,972,425	(1,282,185)	(66,203)	(1,694)	1,322,218	6,944,561	3,777,713	10,722,274
Transactions with owners of the Company:
Dividends paid	—	(524,303)	(524,303)
Contribution from non-controlling interest	—	86,626	86,626
—	(437,677)	(437,677)
Comprehensive income:
Net income of the year	5,270,762	5,270,762	545,060	5,815,822
Foreign currency translation adjustment	1,205,213	1,205,213	392,458	1,597,671
Actuarial gains and losses	10,034	10,034	4,027	14,061
Share of other comprehensive income of associates	(5,014)	(5,014)	(5,014)
Cash flow hedges	4,969	4,969	4,969
Other	678	678	678
Comprehensive income of the year	—	—	1,205,213	(5,014)	5,647	5,280,796	6,486,642	941,545	7,428,187

Balances at December 31, 2011	563,651	Ps.	6,972,425	Ps.	(76,972)	Ps.	(71,217)	Ps.	3,953	Ps.	6,603,014	Ps.	13,431,203	Ps.	4,281,581	Ps.	17,712,784

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos)

(Notes 1, 2 and 4)

	2010		2011

Income before taxes	Ps.	1,479,047	Ps.	7,622,394
Restatement effect from companies in hyperinflationary environment	64,899		27,771
Foreign exchange loss (gain) from working capital	434,326		(59,187)
Net cost of the year for employee benefit obligations	56,148		35,347
Items related with investing activities:
Depreciation and amortization	1,502,534		1,596,643
Impairment of long-lived assets	—		93,808
Written-down fixed assets	—		52,271
Interest income	(7,531)		(86,846)
Foreign exchange (gain) loss from cash	(9,635)		36,797
Share of profit of associates	(592,235)		(3,329)
Gain from the sale of shares of associate	—		(4,707,804)
Loss in sale of fixed assets and damaged assets	64,659		20,812
Items related with financing activities:
Derivative financial instruments	82,525		(207,816)
Foreign exchange gain from bank borrowings	(561,821)		(23,953)
Interest expense	1,391,631		965,128
	3,904,547		5,362,036
Accounts receivable, net	(275,595)		(1,422,010)
Inventories	(747,758)		(3,063,148)
Prepaid expenses	(126,655)		101,106
Trade accounts payable	759,773		1,623,802
Accrued liabilities and other accounts payables	561,910		(341,743)
Income taxes paid	(786,796)		(561,279)
Employee benefits obligations and others, net	1,712		52,550
	(613,409)		(3,610,722)
Net cash flows from operating activities	3,291,138		1,751,314

Investing activities:
Acquisitions of property, plant and equipment	(999,546)		(1,631,571)
Sale of property, plant and equipment	139,066		100,726
Acquisition of subsidiaries, net of cash acquired	(106,970)		(708,664)
Acquisition of intangible assets	(3,879)		(22,724)
Sale of shares of associate	—		9,003,700
Interests collected	7,086		86,403
Dividends received from associates	90,550		—
Acquisition of trading investments	(19,423)		(49,837)
Sale of securities held until maturity and others	90,908		1,096
Net cash flows from investing activities	(802,208)		6,779,129

Cash in excess to be used in financing activities	2,488,930		8,530,443

Financing activities:
Proceeds from debt	458,710		15,219,575
Payment of debt	(3,257,291)		(21,373,729)
Interests paid	(1,341,991)		(991,784)
Derivative financial instruments (paid) collected	(18,987)		154,556
Acquisition of subsidiary shares by non-controlling interest	—		86,626
Dividends paid	(74,872)		(524,303)
Net cash flows from financing activities	(4,234,431)		(7,429,059)

Net (decrease) increase in cash and cash equivalents	(1,745,501)		1,101,384
Exchange differences and effects from inflation on cash and cash equivalents	(113,845)		56,950
Cash and cash equivalents at the beginning of the year	1,880,663		21,317
Cash and cash equivalents at the end of the year	Ps.	21,317	Ps.	1,179,651

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

1.              ENTITY AND OPERATIONS

Gruma, S.A.B. de C.V. (GRUMA) is a Mexican company with subsidiaries located in Mexico, the United States of America, Central America, Venezuela, Europe, Asia and Oceania, together referred to as the “Company”. The Company’s main activities are the production and sale of corn flour, wheat flour, tortillas and related products.

Gruma, S.A.B. de C.V. is a publicly held corporation (Sociedad Anónima Bursátil de Capital Variable) organized under the laws of Mexico. The address of its registered office is Rio de la Plata 407 in San Pedro Garza García, Nuevo León, Mexico.

The consolidated financial statements were authorized by the Chief Corporate Office and the Chief Administrative Office of the Company on April 30, 2012.

2.              BASIS OF PREPARATION

The consolidated financial statements of Gruma, S.A.B. de C.V. and Subsidiaries as of December 31, 2011 have been prepared for the first time in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The IFRS also include the International Accounting Standards (IAS) in force, as well as all the related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), including those previously issued by the Standing Interpretations Committee (SIC).

In accordance with the amendments to the Rules for Public Companies and Other Participants in the Mexican Stock Exchange, issued by the Mexican Banking Securities Exchange Commission on January 27, 2009, the Company is required to prepare its financial statements under IFRS starting in 2012.

The Company decided to adopt IFRS earlier, starting January 1, 2011, therefore, these are the Company’s first consolidated financial statements prepared in accordance with IFRS as issued by the IASB.

For comparative purposes, the consolidated financial statements as of and for the year ended December 31, 2010 have been prepared in accordance with IFRS, as required by the IFRS 1 — First-Time Adoption of International Financial Reporting Standards.

The Company modified its accounting policies from Mexican Financial Reporting Standards (Mexican FRS) in order to comply with IFRS starting January 1, 2011. The transition from Mexican FRS to IFRS was recognized in accordance with IFRS 1, setting January 1, 2010 as the transition date. The reconciliation of the effects of the transition from Mexican FRS to IFRS in equity as of January 1, 2010 and December 31, 2010, in net income and cash flows for the year ended December 31, 2010 are disclosed in Note 28 to these financial statements.

A)    BASIS OF MEASUREMENT

The consolidated financial statements have been prepared on the basis of historical cost, except for the fair value of certain financial instruments as described in the policies below.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

2.              BASIS OF PREPARATION (continued)

The preparation of financial statements requires that management make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results could differ from those estimates.

B)    FUNCTIONAL AND PRESENTATION CURRENCY

The consolidated financial statements are presented in Mexican pesos, which is the functional currency of Gruma, S.A.B. de C.V.

C)    USE OF ESTIMATES AND JUDGMENTS

The relevant estimates and assumptions are reviewed on a regular basis. The review of accounting estimates are recognized in the period in which the estimate was reviewed and in any future period that is affected.

In particular, the information for assumptions, uncertainties from estimates, and critical judgments in the application of accounting policies that have the most significant effect in the recognized amounts in these consolidated financial statements, are described below:

•                  The useful lives and residual values of property, plant and equipment (Note 12) and of intangible assets (Note 13).

•                  The assumptions used for the determination of fair values of financial instruments (Note 20).

•                  The assumptions and uncertainties with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income (Notes 14 and 23).

•                  The key assumptions in impairment testing for long-lived assets used for the determination of the recoverable amount for the different cash generating units (Notes 12 and 13).

•                  The actuarial assumptions used for the determination of employee benefits (Note 18).

3.              BUSINESS COMBINATIONS

A)           ALBUQUERQUE TORTILLA COMPANY

On April 15, 2011, the Company, through its subsidiary Gruma Corporation, acquired the business of manufacturing, distributing and selling of corn and wheat flour tortillas of Albuquerque Tortilla Company, which is located in New Mexico, United States, for Ps.102,410 (U.S.$8,882 thousand) paid in cash. This purchase was accounted for using the acquisition method, following the business combination rules. The purpose of this acquisition is to contribute to the growth and strengthening of the Company’s tortilla business in the south-central region of the United States under a strong and recognized brand.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

3.              BUSINESS COMBINATIONS (continued)

The following table summarizes the consideration paid and the estimated fair value of the net assets acquired:

Inventories	Ps.	1,753
Property, plant and equipment	47,700
Non-compete agreement	8,993
Customer lists	5,189
Trademarks	17,641
Fair value of identifiable assets	Ps.	81,276

Goodwill	21,134
Total consideration paid in cash	Ps.	102,410

The goodwill recorded for this acquisition represents the value of acquiring an on-going business with an assembled and trained workforce, and business growth prospects in the south-central region of the United States. None of the goodwill recognized is expected to be deductible for tax purposes.

Acquisition-related costs such as advisory fees, appraisal fees, valuation services and legal fees amounted to Ps.2,497 and were recognized in the income statement as follows: Ps.416 as cost of sales and Ps.2,081 as selling and administrative expenses.

No contingent liabilities and contingent consideration arrangements have arisen from this acquisition.

From January 1, 2011 to the acquisition date, this business recorded an estimated revenue of Ps.64,979 and a net loss of approximately Ps.29,475.

As of December 31, 2011, the Company is concluding the process of allocating the purchase price to the fair value of assets acquired, based on the assessments made by independent appraisers. The Company estimates that this process will be completed within a period of twelve months from the acquisition date.

B)           CASA DE ORO FOODS

On August 25, 2011, the Company, through its subsidiary Gruma Corporation, acquired the business of manufacturing, distributing and selling of corn and wheat flour tortillas of Casa de Oro Foods, which is located in Nebraska, United States for Ps.280,615 (U.S.$22,722 thousand) paid in cash. This purchase was accounted for using the acquisition method, following the business combination rules. The strategic location of Casa de Oro will help improve and increase the Company’s coverage in the midwest region of the United States, generating savings in transportation and increasing the production of corn flour tortillas and tortilla chips.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

3.              BUSINESS COMBINATIONS (continued)

The following table summarizes the consideration paid and the estimated fair value of the net assets acquired:

Accounts receivable	Ps.	40,026
Inventories	16,808
Prepaid expenses	185
Current liabilities	(21,489)
Working capital	Ps.	35,530

Property, plant and equipment	122,351
Wheat futures	1,099
Non-compete agreement	7,163
Customer lists	41,372
Trademarks	4,817
Fair value of identifiable assets	Ps.	212,332

Goodwill	68,283
Total consideration paid in cash	Ps.	280,615

The accounts receivable fair value is not significantly different from its contractual value as the receivables are short term, with the full value being collected 30 to 45 days after the acquisition.

The goodwill recorded for this acquisition represents the value of acquiring an on-going business with an assembled and trained workforce, and business growth prospects in the midwest region of the United States. None of the goodwill recognized is expected to be deductible for tax purposes.

Acquisition-related costs such as advisory fees, appraisal fees, valuation services and legal fees amounted to Ps.4,415 and were recognized in the income statement as follows: Ps.1,565 as cost of sales and Ps.2,850 as selling and administrative expenses.

From January 1, 2011 to the acquisition date, this business recorded an estimated revenue of Ps.193,938 and a net income of approximately Ps.11,747.

As of December 31, 2011, the Company is concluding the process of allocating the purchase price to the fair value of assets acquired, based on the assessments made by independent appraisers. The Company estimates that this process will be completed within a period of twelve months from the acquisition date.

The Company has filed an idemnification claim with the seller for approximately Ps.15,869 (U.S.$1,186 thousand) for failure of the seller to disclose that one of its major customers had notified the seller that it would discontinue two products. Based upon the seller’s initial responses, it is possible that this claim may not be resolved quickly and may result in litigation. Due to the uncertainty of the outcome of this claim, it was not considered in the purchase price allocation. If the claim results in a favorable resolution for the Company, it will be applied as a reduction of the goodwill recognized for this acquisition.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

3.              BUSINESS COMBINATIONS (continued)

C)    SOLNTSE MEXICO

On July 13, 2011, the Company, through its subsidiary Gruma International Foods, S.L., acquired all issued and outstanding shares of Solntse Mexico, which is located in Russia, for Ps.104,923 (U.S.$8,781 thousand). Solntse Mexico is the leading producer of corn and wheat flour tortillas, corn chips and other products, under the brand Delicados. This company introduced tortillas and corn chips to the Russian market and currently commands the leading market position in Russia’s retail and foodservice segments. This acquisition represents the Company’s entry into Russia and other Eastern Europe countries.

The following table summarizes the consideration paid and the estimated fair value of the net assets acquired:

Cash	Ps.	6,268
Accounts receivable	11,389
Prepaid expenses	240
Inventories	15,000
Current liabilities	(7,329)
Working capital	Ps.	25,568

Property, plant and equipment	34,173
Intangible assets	1,358
Long term debt	(22,242)
Deferred tax liabilities	(1,426)
Fair value of identifiable assets	Ps.	37,431

Goodwill	67,492
Purchase price	Ps.	104,923
Outstanding payment due to contingent consideration	(22,320)
Total consideration paid in cash	Ps.	82,603

The accounts receivable fair value is not significantly different from its contractual value as the receivables are short term with the full value being collected 30 to 45 days after the acquisition.

The goodwill recorded for this acquisition represents the value of acquiring an on-going business with an assembled and trained workforce, and business growth prospects in the Eastern Europe and Middle East regions. None of the goodwill recognized is expected to be deductible for tax purposes.

Acquisition-related costs such as advisory fees, appraisal fees, valuation services and legal fees amounted to Ps.16,367 (U.S.$1,313 thousand) and were recognized in the income statement as selling and administrative expenses.

As of December 31, 2011, the Company was finalizing the process of allocating the purchase price to the fair value of assets acquired, based on the assessments made by independent appraisers. The Company estimates that this process will be completed within a period of twelve months from the acquisition date.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

3.              BUSINESS COMBINATIONS (continued)

For the period from July 1, 2011 to December 31, 2011, this business contributed revenues of Ps.84,002 and a net income of Ps.5,556. If the acquisition had taken place on January 1, 2011, revenues and net income would have increased by approximately Ps.28,034 and Ps.2,711, respectively.

D)    SEMOLINA A.S.

On November 16, 2011, the Company, through its subsidiary Gruma International Foods, S.L., acquired all issued and outstanding shares of Semolina A.S., which is located in Turkey, for Ps.230,388 (U.S.$17,035 thousand). Semolina is the leading corn miller in Turkey, and specializes in supplying corn grits for the snack and breakfast cereals industries. The acquisition of Semolina represents a significant milestone for the Company’s growth strategy in Eastern Europe and the Middle East. The Company’s European milling division’s priority is to consolidate itself as a market leader in corn milling and related products for the snack, brewing and breakfast cereals industries.

The following table summarizes the consideration paid and the estimated fair value of the net assets acquired:

Cash	Ps.	3,405
Accounts receivable	33,742
Prepaid expenses	1,237
Inventories	580
Current liabilities	(45,310)
Working capital	Ps.	(6,346)

Property, plant and equipment	48,959
Intangible assets	41
Fair value of identifiable assets	Ps.	42,654

Goodwill	187,734
Purchase price	Ps.	230,388
Outstanding payment due to contingent consideration	(24,413)
Total consideration paid in cash	Ps.	205,975

The accounts receivable fair value is not significantly different from its contractual value as the receivables are short term with the full value being collected 30 to 45 days after the acquisition.

The goodwill recorded for this acquisition represents the value of acquiring an on-going business with an assembled and trained workforce, and business growth prospects in the Eastern Europe and Middle East regions. None of the goodwill recognized is expected to be deductible for tax purposes.

Acquisition-related costs such as advisory fees, appraisal fees, valuation services and legal fees amounted to Ps.11,259 (U.S.$903 thousand) and were recognized in the income statement as selling and administrative expenses.

As of December 31, 2011, the Company was finalizing the process of allocating the purchase price to the fair value of assets acquired, based on the assessments made by independent appraisers. The Company estimates that this process will be completed within a period of twelve months from the acquisition date.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

3.   BUSINESS COMBINATIONS (continued)

For the period from November 17, 2011 to December 31, 2011, this business contributed revenues of Ps.42,624 and a net loss of Ps.12,798. If the acquisition had taken place on January 1, 2011, revenues would have increased by approximately Ps.296,988 and net loss would have decreased by approximately Ps.12,762.

E)           ALTERA LLC AND ALTERA-II LLC

On March 4, 2010, the Company, through its subsidiary Gruma International Foods, S.L., acquired all issued and outstanding shares of Altera LLC and Altera-II LLC (together known as “Altera”), which are considered as the leading producers of corn grits in Ukraine for a total of Ps.107,484 (U.S.$8,717 thousand). The acquisition of Altera represents a significant milestone for the Company’s growth strategy in Russia and Eastern Europe to consolidate itself as a market leader in corn flour and corn grits for the snack and brewing industries. Altera represents a stable business, with an important customer portfolio in the local market and in Russia. Altera has a strategic logistics position due to the fact that it is located in a region with substantial corn production.

The following table summarizes the consideration paid and the estimated fair value of the net assets acquired:

Cash	Ps.	514
Accounts receivable		19,630
Prepaid expenses		2,722
Inventories		3,316
Deferred tax assets		7,968
Current liabilities		(11,307)
Working capital	Ps.	22,843

Property, plant and equipment		12,636
Long term debt		(18,475)
Fair value of identifiable assets	Ps.	17,004

Goodwill		90,480
Purchase price	Ps.	107,484
Outstanding payment due to contingent consideration		(8,645)
Total consideration paid in cash	Ps.	98,839

The accounts receivable fair value is not significantly different from its contractual value as the receivables are short term with the full value being collected 30 to 45 days after the acquisition.

The goodwill recorded for this acquisition represents the value of acquiring an on-going business with an assembled and trained workforce, and business growth prospects in Russia and Eastern Europe. None of the goodwill recognized is expected to be deductible for tax purposes.

Acquisition-related costs such as advisory fees, appraisal fees, valuation services and legal fees amounted to Ps.30,965 (U.S.$2,449 thousand) and were recognized in the income statement as selling and administrative expenses.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

3.        BUSINESS COMBINATIONS (continued)

For the period from April 1, 2010 to December 31, 2010, this business contributed revenues of Ps.187,742 and a net income of Ps.2,244. If the acquisition had taken place on January 1, 2010, revenues would have increased by approximately Ps.80,134 and net income would have decreased by approximately Ps.2,781.

4.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A)  BASIS OF CONSOLIDATION

a. Subsidiaries

The subsidiaries are all entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. The financial statements of subsidiaries are incorporated in the consolidated financial statements commencing on the date on which the control begins, until the date when that control ceases.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Subsidiaries’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Company.

At January 1, 2010 and at December 31, 2010 and 2011, the main subsidiaries included in the consolidation were:

	% of ownership
	At January 1, 2010	At December 31, 2010	At December 31, 2011
Gruma Corporation and subsidiaries	100.00	100.00	100.00
Grupo Industrial Maseca, S.A.B. de C.V. and subsidiaries	83.18	83.18	83.18
Molinos Nacionales, C.A.	72.86	72.86	72.86
Derivados de Maíz Seleccionado, C.A.	57.00	57.00	57.00
Molinera de México, S.A. de C.V. and subsidiaries	60.00	60.00	60.00
Gruma International Foods, S.L. and subsidiaries	100.00	100.00	100.00
Productos y Distribuidora Azteca, S.A. de C.V.	100.00	100.00	100.00
Investigación de Tecnología Avanzada, S.A. de C.V. and subsidiaries	100.00	100.00	100.00

b. Transactions with non-controlling interest without change of control

The Company applies a policy of treating transactions with non-controlling interest as transactions with equity owners of the Company. When purchases from non-controlling interest take place, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recognized as operations with holders of equity instruments; therefore, no goodwill is recognized with these acquisitions. Disposals to non-controlling interests result in gains and losses for the group and are also recorded in equity when there is no loss of control.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

4.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c. Business combinations

Business combinations are recognized through the acquisition method of accounting. The consideration transferred for the acquisition of a subsidiary is measured as the fair value of the assets given, the liabilities incurred by the Company with the previous owners and the equity instruments issued by the Company. The cost of an acquisition also includes the fair value of any contingent payment.

The related acquisition costs are recognized in the income statement when incurred.

Identifiable assets acquired, liabilities assumed and contingent liabilities in a business combination are measured at fair value at the acquisition date.

The Company recognizes any non-controlling interest as the proportional share of the net identifiable assets of the acquired entity.

The Company recognizes goodwill when the cost including any amount of non-controlling interest in the acquired entity exceeds the fair value at acquisition date of the identifiable assets acquired and liabilities assumed.

B) FOREIGN CURRENCY

a. Transactions in foreign currency

Foreign currency transactions are translated into the functional currency of the Company using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. The differences that arise from the translation of foreign currency transactions are recognized in the income statement.

b. Foreign currency translation

The financial statements of the Company’s entities are measured using the currency of the main economic environment where the entity operates (functional currency). The consolidated financial statements are presented in Mexican pesos, currency that corresponds to the presentation currency of the Company.

The financial position and results of all of the group entities that have a functional currency which differs from the presentation currency are translated as follows:

•                  Assets and liabilities are translated at the closing rate of the period.

•                  Income and expenses are translated at average exchange rates.

•                  All resulting exchange differences are recognized in other comprehensive income as a separate component of equity denominated “Foreign currency translation adjustments”.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

4.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company applies hedge accounting to foreign exchange differences originated between the functional currency of a foreign subsidiary and the functional currency of the Company. Exchange differences resulting from the translation of a financial liability designated as hedge for a net investment in a foreign subsidiary, are recognized in other comprehensive income as a separate component denominated “Foreign currency translation adjustments” while the hedge is effective. See Note 4-L for the accounting of the net investment hedge.

Previous to the peso translation, the financial statements of foreign subsidiaries with functional currency from a hyperinflationary environment are adjusted by inflation in order to reflect the changes in purchasing power of the local currency. Subsequently, assets, liabilities, equity, income, costs, and expenses are translated to the presentation currency at the closing rate at the date of the most recent balance sheet. To determine the existence of hyperinflation, the Company evaluates the qualitative characteristics of the economic environment, as well as the quantitative characteristics established by IFRS of an accumulated inflation rate equal or higher than 100% in the past three years.

The exchange rates used for preparing the financial statements are as follows:

	As of January 1, 2010	As of December 31, 2010	As of December 31, 2011
Pesos per U.S. dollar	13.07	12.35	13.95
Pesos per Euro	18.7358	16.4959	18.0764
Pesos per Swiss franc	12.63	13.22	14.87
Pesos per Venezuelan bolivar	6.0791	2.8721	3.2442
Pesos per Australian dollar	11.7565	12.6341	14.2178
Pesos per Chinese yuan	1.9145	1.8692	2.2161
Pesos per Pound sterling	21.1041	19.3352	21.6797
Pesos per Malaysian ringgit	3.8143	4.0313	4.4035
Pesos per Costa Rica colon	0.0231	0.0239	0.0270
Pesos per Ukrainian hryvnia	—	1.5550	1.7553
Pesos per Russian ruble	—	—	0.4341
Pesos per Turkish lira	—	—	7.3935

C)  CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and short term highly liquid investments with original maturities of less than three months. These items are recognized at historical cost, which do not differ significantly from its fair value.

D)  ACCOUNTS RECEIVABLE

Trade receivables are initially recognized at fair value and subsequently valued at amortized cost using the effective interest rate method, less provision for impairment. The Company has determined that the amortized cost does not represent significant differences with respect to the invoiced amount from short-term trade receivables, since the transactions do not have relevant associated costs.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

4.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowances for doubtful accounts or impairment represent the Company’s estimates of losses that could arise from the failure or inability of customers to make payments when due. These estimates are based on the ageing of customers’ balances, specific credit circumstances and the Company’s historical bad receivables experience.

E)  INVENTORIES

Inventories are measured at the lower of cost and net realizable value. Cost is determined using the average cost method. The net realizable value is the estimated selling price of inventory in the normal course of business, less applicable variable selling expenses. The cost of finished goods and production in process comprises raw materials, direct labor, other direct costs and related production overheads. Cost of inventories may also include the transfer from equity of any gains or losses on qualifying cash flow hedges for purchases of raw materials.

F)  INVESTMENTS IN ASSOCIATES

Associates are all entities over which the Company has significant influence over, but does not control the financial and operative decisions. It is assumed that significant influence exists when there is a shareholding of between 20% and 50% of the voting rights of the other entity or less than 20% when it is clearly demonstrated that such significant influence exists.

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The Company’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment losses.

The Company’s share of its associates’ post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying value of the investment. When the group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate. Unrealized gains and losses from transactions held with associates are eliminated from the investment in proportion to the Company’s share in the entity.

Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the group.

G)  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are valued at acquisition cost, less accumulated depreciation and recognized impairment losses. Cost includes expenses that are directly attributable to the asset acquisition.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

4.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent costs, including major improvements, are capitalized and are included in the carrying value of the asset or recognized as a separate asset as appropriate, only when it is probable that future economic benefits associated with the specific asset will flow to the Company and the costs can be measured reliably. Repairs and maintenance are recognized in the income statement when incurred. Major improvements are depreciated during the remaining useful life of the related asset. Leasehold improvements are depreciated using the lower of the lease term or useful life. Land is not depreciated.

Costs of borrowings associated to financing of qualifying assets that require a substantial period of time for acquisition or construction, are capitalized as part of the acquisition cost of these assets, until such time as the assets are substantially ready for their intended use or sale.

Depreciation is calculated over the asset cost less residual value, considering its components separately. Depreciation is recognized in income using the straight-line method and applying annual rates that reflect the estimated useful lives of the assets. The estimated useful lives are summarized as follows:

Years

Buildings	25 - 50
Machinery and equipment	5 - 25
Leasehold improvements	10 *

* The lesser of 10 years or the term of the leasehold agreement.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Property, plant, and equipment are subject to impairment tests when certain events and circumstances indicate that the carrying value of the assets may not be recovered. An impairment loss is recognized for the excess of book value over its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and the value in use.

Gains and losses from sale of assets result from the difference between revenues of the transaction and the book value of the assets, which is included in the income statement as other expenses, net.

H)  INTANGIBLE ASSETS

a. Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is tested annually for impairment, or whenever the circumstances indicate that the value of the asset might be impaired. Goodwill is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill related to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose, identified according to operating segment.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

4.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b. Intangible assets with finite lives

Intangible assets with finite lives are carried at cost less accumulated amortization and impairment losses. Amortization is calculated using the straight-line method over the estimated useful lives of the assets. Estimated useful lives are as follows:

Years

Non-compete agreements	20
Patents and trademarks	20
Customer lists	20
Software for internal use	3 - 7

c. Indefinite-lived intangible assets

Indefinite-lived intangible assets are not amortized, but subject to impairment tests on an annual basis or whenever the circumstances indicate that the value of the asset might be impaired.

d. Research and development

Research costs are expensed when incurred.

Costs from development activities are recognized as an intangible asset when such costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits will be obtained, and the Company pretends and has sufficient resources in order to complete the development and use or sell the asset. The amortization is recognized in income based on the straight-line method during the estimated useful life of the asset.

Development costs that do not qualify as intangible assets are recognized in income when incurred.

I)  IMPAIRMENT OF LONG-LIVED ASSETS

The Company performs impairment tests for its property, plant and equipment, intangible assets with finite lives, and investment in associates, when certain events and circumstances suggest that the carrying value of the assets might not be recovered. Indefinite-lived intangible assets and goodwill are subject to impairment tests at least once a year.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount of an asset or cash-generating unit is the higher of an asset’s fair value less costs to sell and value in use. To determine value in use, estimated future cash flows are discounted at present value, using a pre-tax discount rate that reflects time value of money and considering the specific risks associated with the asset. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating unit).

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

4.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment losses on goodwill are not reversed. For other assets, impairment losses are reversed if a change in the estimates used for determining the recoverable amount has occurred. Impairment losses are reversed to the extent that the book value does not exceed the book value that was determined, net of depreciation or amortization, if no impairment loss was recognized.

J)  LONG-LIVED ASSETS HELD FOR SALE

Long-lived assets are classified as held for sale when (a) their carrying amount is to be recovered mainly through a sale transaction, rather than through continuing use, (b) the assets are held immediately for sale and (c) the sale is considered highly probable in its current condition.

For the sale to be considered highly probable:

•                  Management must be committed to a sale plan.

•                  An active program must have begun in order to locate a buyer and to complete the plan.

•                  The asset must actively be quoted for its sale at a price that is reasonable to its current fair value; and

•                  The sale is expected to be completed within a year starting the date of classification.

Non-current assets held for sale are stated at the lower of carrying amount and fair value less costs to sell.

K)  FINANCIAL INSTRUMENTS

Regular purchases and sales of financial instruments are recognized in the balance sheet on the trade date, which is the date when the Company commits to purchase or sell the instrument.

a. Financial assets

Classification

In its initial recognition and based on its nature and characteristics, the Company classifies its financial assets in the following categories: (i) financial assets at fair value through profit or loss, (ii) loans and receivables, (iii) financial assets held until maturity, and (iv) available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired.

i. Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss when designated as held for trading or classified as such in its initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Assets in this category are carried at fair value, and directly attributable transaction costs and corresponding changes of fair value are recognized in the income statement. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as non-current.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

4.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ii. Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for assets with maturities greater than 12 months. Initially, these assets are carried at fair value plus any transaction costs directly attributable to them; subsequently, these assets are recognized at amortized cost using the effective interest rate method.

iii. Financial assets held until maturity

When the Company has the intention and capacity to keep debt instruments until maturity, these financial assets are classified as held until maturity. Initially, these assets are carried at fair value plus any transaction costs directly attributable to them; subsequently, these assets are recognized at amortized cost using the effective interest rate method.

iv. Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated in this category or not classified in any of the other categories. They are included in current assets, except for assets with maturities greater than 12 months. These assets are initially recognized at fair value plus any transaction costs directly attributable to them; subsequently, these assets are recognized at fair value. If these assets cannot be measured through an active market, then its fair value is determined through a valuation technique. Profit or losses from changes in the fair value are recognized in other comprehensive income in the period when incurred. At disposition date, such profit or losses are recognized in income.

b. Debt and financial liabilities

Debt and financial liabilities that are non-derivatives are initially recognized at fair value, net of transaction costs directly attributable to them: subsequently, these liabilities are recognized at amortized cost. The difference between the net proceeds and the amount payable is recognized in the income statement during the debt term, using the effective interest rate method.

c. Impairment of financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. See Note 4-D for the accounting policy for the impairment of accounts receivable.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

4.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

L)  DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Derivative financial instruments are initially recognized at fair value and are subsequently re-measured at their fair value; the transaction costs are recognized in the income statement when incurred. Derivative financial instruments are classified as current, except for maturities exceeding 12 months.

Fair value is determined based on recognized market prices. When not quoted in markets, fair value is determined using valuation techniques commonly used in the financial sector. Fair value reflects the credit risk of the instrument and includes adjustments to consider the credit risk of the Company or the counterparty, when applicable.

The method for recognizing the resulting gain or loss depends on whether the derivative is designated as a hedge and, if so, the nature of the item being hedged. The Company designates derivative financial instruments as follows:

•                        Hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge);

•                        Hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge); or

•                        Hedges of a net investment in a foreign operation (net investment hedge).

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, including objectives, strategies for risk management and the method for assessing effectiveness in the hedge relationship.

a. Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

b. Cash flow hedges

For cash flow hedge transactions, changes in the fair value of the derivative financial instrument are included as other comprehensive income in equity, based on the evaluation of the hedge effectiveness, and are reclassified to the income statement in the periods when the projected transaction is realized.

Hedge effectiveness is determined when changes in the fair value or cash flows of the hedged position are compensated with changes in the fair value or cash flows of the hedge instrument in a quotient that ranges between 80% and 125% of inverse correlation. Ineffective portions from changes in the fair value of derivative financial instruments are recognized immediately in the income statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately registered in the income statement.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

4.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c. Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is partially disposed of or sold.

M) LEASES

a. Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are recognized in the income statement on a straight-line basis over the period of the lease.

b. Finance leases

Leases where the Company has substantially all the risks and rewards of ownership are classified as finance leases.

Under finance leases, at the initial date, both assets and liabilities are recognized at the lower of the fair value of the leased property and the present value of the minimum lease payments. In order to discount the minimum payments, the Company uses the interest rate implicit in the lease, if this practicable to determine; if not, the Company’s incremental borrowing rate is used.

Lease payments are allocated between the interest expense and the reduction of the pending liability. Interest income is recognized in each period during the lease term so as to produce a constant periodic interest rate on the remaining balance of the liability.

Property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

N)  EMPLOYEE BENEFITS

a. Post-employment benefits

In Mexico, the Company has the following defined benefit plans:

•                  Single-payment retirement plan, when employees reach the required retirement age, which is 60.

•      Seniority premium, after 15 years of service.

The Company has established trust funds in order to meet its obligations for the seniority premium. Employees do not contribute to these funds.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

4.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The liability recognized in the balance sheet in respect of defined benefit plans is the present value of the defined benefit obligation, less the fair value of plan assets, together with adjustments for unrecognized past-service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

The present value of the defined benefit obligation is determined by discounting the estimated cash outflows using discount rates in accordance with IAS-19, that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past service costs are recognized immediately in the income statement, unless the changes to the plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, past-service costs are amortized on a straight-line basis over the vesting period.

In the United States, the Company has a savings and investment plan that incorporates voluntary employee 401 (k) contributions with matching contributions of the Company in this country. The Company’s contributions are recognized in the income statement when incurred.

In Venezuela, the Company determines severance amounts for employment termination in accordance with the local Labor Law and collective agreements, and transfers these amounts to a trust for each worker. Contributions to each trust are recognized in income when incurred.

b. Termination benefits

Termination benefits are payable when employment is terminated by decision of the Company, before the normal retirement date.

The Company recognizes termination benefits as a liability only when there has been a commitment to a detailed formal plan without possibility of withdrawal. Termination benefits that do not meet this requirement are recognized in the income statement in the period when incurred.

c. Short term benefits

Short term employee benefits are measured at nominal base and are recognized as expenses as the service is rendered. If the Company has the legal or constructive obligation to pay as a result of a service rendered by the employee in the past and the amount can be estimated, an obligation is recognized for short term bonuses or profit sharing.

O)  PROVISIONS

Provisions are recognized when (a) the Company has a present legal or constructive obligation as a result of past events; (b) it is probable that an outflow of resources will be required to settle the obligation; and (c) the amount has been reliably estimated.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

4.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the specific risks of the obligation. The increase in the provision due to the passage of time is recognized as interest expense.

P)  SHARE CAPITAL

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Q)  REVENUE RECOGNITION

Sales are recognized upon shipment to, and acceptance by, the Company’s customers or when the risk of ownership has passed to the customers. Revenue comprises the fair value of the consideration received or receivable, net of returns, discounts, and rebates. Provisions for discounts and rebates to customers, returns and other adjustments are recognized in the same period that the related sales are recorded and are based upon either historical estimates or actual terms.

R)  INCOME TAXES

The tax expense of the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized from the analysis of the balance sheet considering temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred income tax is determined using tax rates that have been enacted at the date of the balance sheet and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized for tax loss carry-forwards not used, tax credits and deductible temporary differences, only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. In each period-end deferred income tax assets are reviewed and reduced to the extent that it is not probable that the benefits will be realized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

4.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred tax assets and liabilities are offset if the entity has a legally enforceable right to set off assets against liabilities and these are related to income tax levied by the same tax authority on the same taxable entity.

S)  EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares, which include convertible debt and share options.

T)  SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses relating to transactions with other components of the same entity. Operating results from an operating segment are regularly reviewed by the entity’s chief executive officer to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

5.        RISK AND CAPITAL MANAGEMENT

A)  RISK MANAGEMENT

The Company is exposed to a variety of financial risks: market risk (including currency risk, interest rate risk, and commodity price risk), credit risk and liquidity risk. The group’s overall risk management focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. The Company uses derivative financial instruments to hedge some of these risks.

Currency risk

The Company operates internationally and thus, is exposed to currency risks, particularly with the U.S. dollar. Currency risks arise from commercial operations, recognized assets and liabilities and net investments in foreign subsidiaries.

The following tables detail the exposure of the Company to currency risks at January 1, 2010 and at December 31, 2010 and 2011. The tables show the carrying amount of the Company’s financial instruments denominated in foreign currency.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

5.        RISK AND CAPITAL MANAGEMENT (continued)

At January 1, 2010:

	Amounts in thousands of Mexican pesos
	U.S. Dollar		Pound sterling		Venezuelan bolivar		Euros		Costa Rica colons and others		Total
Monetary assets:
Current	Ps.	2,061,769	Ps.	38,249	Ps.	1,722,114	Ps.	234,904	Ps.	555,074	Ps.	4,612,110
Non-current	27,536		—		13,822		1,973		15,712		59,043
Monetary liabilities:
Current	(3,908,767)		(146,826)		(2,261,136)		(145,376)		(364,208)		(6,826,313)
Non-current	(16,898,484)		(745)		(47,316)		(58,442)		(46,246)		(17,051,233)
Net position	Ps.	(18,717,946)	Ps.	(109,322)	Ps.	(572,516)	Ps.	33,059	Ps.	160,332	Ps.	(19,206,393)

At December 31, 2010:

	Amounts in thousands of Mexican pesos
	U.S. Dollar		Pound sterling		Venezuelan bolivar		Euros		Costa Rica colons and others		Total
Monetary assets:
Current	Ps.	1,777,322	Ps.	82,151	Ps.	1,057,283	Ps.	129,748	Ps.	454,600	Ps.	3,501,104
Non-current	24,021		1,270		8,089		2,793		3,642		39,815
Monetary liabilities:
Current	(4,069,370)		(158,958)		(1,392,016)		(222,625)		(332,376)		(6,175,345)
Non-current	(13,550,278)		(20,049)		(26,713)		(34,963)		(53,075)		(13,685,078)
Net position	Ps.	(15,818,305)	Ps.	(95,586)	Ps.	(353,357)	Ps.	(125,047)	Ps.	72,791	Ps.	(16,319,504)

At December 31, 2011:

	Amounts in thousands of Mexican pesos
	U.S. Dollar		Pound sterling		Venezuelan bolivar		Euros		Costa Rica colons and others		Total
Monetary assets:
Current	Ps.	2,867,933	Ps.	313,652	Ps.	1,085,573	Ps.	172,257	Ps.	935,694	Ps.	5,375,109
Non-current	20,809		1,428		522		33,608		42,170		98,537
Monetary liabilities:
Current	(4,627,116)		(173,062)		(1,970,433)		(273,115)		(515,808)		(7,559,534)
Non-current	(11,615,016)		(1,074)		(22,356)		(33,253)		(69,899)		(11,741,598)
Net position	Ps.	(13,353,390)	Ps.	140,944	Ps.	(906,694)	Ps.	(100,503)	Ps.	392,157	Ps.	(13,827,486)

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

5.        RISK AND CAPITAL MANAGEMENT (continued)

For the years ended December 31, 2010 and 2011, the effects of exchange rate differences on the Company’s monetary assets and liabilities were recognized as follows:

	2010		2011
Exchange differences arising from foreign currency liabilities accounted for as a hedge of the Company’s net investment in foreign subsidiaries, recorded directly to equity as an effect of foreign currency translation adjustments	Ps.	296,636	Ps.	(813,101)
Exchange differences arising from foreign currency transactions recognized in the income statement	143,852		40,885
	Ps.	440,488	Ps.	(772,216)

Net sales are denominated in Mexican pesos, U.S. dollars, and other currencies. During 2011, 34% of sales were generated in Mexican pesos and 38% in U.S. dollars. Additionally, at December 31, 2011, 67% of total assets were denominated in different currencies other than Mexican pesos, mainly in U.S. dollars. An important portion of operations are financed through debt denominated in U.S. dollars. For the years ended December 31, 2010 and 2011, net sales in foreign currency amounted to Ps. 30,732,369 and Ps.37,819,919, respectively.

An important currency risk for the debt denominated in U.S. dollars is present in subsidiaries that are not located in the United States, which represented 83% of total debt denominated in U.S. dollars.

During 2010 and 2011, the Company carried out forward transactions with the intention of hedging the currency risk of the Mexican peso with respect to the U.S. dollar, related with the price of corn purchases for domestic and imported harvest. These foreign exchange derivative instruments that did not qualify for hedging accounting were recognized at their fair value. At December 31, 2010 and 2011, the open positions of these instruments represented an unfavorable effect of approximately Ps.4,863 and a favorable effect of approximately Ps.88,537, respectively, which was recognized in the income statement.

At December 31, 2011 the Company had foreign exchange derivative instruments for a nominal amount of U.S.$106 million with different maturities, ranging from January to March 2012. The purpose of these instruments is to hedge the risks related to foreign exchange differences in the price of corn, which is denominated in U.S. dollars.

The effect of foreign exchange differences recognized in the income statements for the years ended December 31, 2010 and 2011, related with the assets and liabilities denominated in foreign currency, totaled a gain of Ps.143,852 and Ps.40,885, respectively. Considering the exposure at December 31, 2010 and 2011, and assuming an increase or decrease of 10% in the exchange rates while keeping constant the rest of the variables such as interest rates, the effect after taxes in the Company’s consolidated results will be Ps.605,597 and Ps.128,673, respectively.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

5.        RISK AND CAPITAL MANAGEMENT (continued)

Interest rate risk

The variations in interest rates could affect the interest income or expense of financial liabilities bearing variable interest rates, and could also modify the fair value of financial liabilities bearing fixed interest rates.

For the Company, interest rate risk is mainly derived from debt financing transactions, including debt securities, bank and vendor credit facilities and leases. These financing transactions generate exposure to interest rate risk, principally due to changes in relevant base rates (mainly, LIBOR, and to a lesser extent, TIIE and Venezuela’s weighted average rate) that are used to determine the interest rates applicable to the borrowings. The Company had Ps.4,281 million in fixed rate debt and Ps.8,824 million in variable rate debt at December 31, 2011.

The following table shows, at December 31, 2010 and 2011, the Company’s debt at fixed and variable rates:

	Amounts in thousands of Mexican pesos
	2010		2011
Debt at fixed interest rate	Ps.	3,994,945	Ps.	4,280,821
Debt at variable interest rate	14,050,464		8,824,496
Total	Ps.	18,045,409	Ps.	13,105,317

From time to time, the Company uses derivative financial instruments such as interest rate swaps for the purposes of hedging a portion of its debt, in order to reduce the Company’s exposure to increases in interest rates.

For variable rate debt, an increase in interest rates will increase interest expense. A hypothetical increase of 100 basis points in interest rates on debt at December 31, 2011 will have an effect on the results of the Company of Ps.88,246, considering debt and interest rates at that date, and assuming that the rest of the variables remain constant.

Commodity price risk and derivatives

The availability and price of corn, wheat and other agricultural commodities and fuels are subject to wide fluctuations due to factors outside of the Company’s control, such as weather, plantings, government (domestic and foreign) farm programs and policies, changes in global demand/supply and global production of similar and competitive crops. The Company hedges a portion of its production requirements through commodity futures and options contracts in order to reduce the risk created by price fluctuations and supply of corn, wheat, natural gas, diesel and soy oils which exist as part of ongoing business operations. The open positions for hedges of purchases do not exceed the maximum production requirements for a period no longer than 18 months.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

5.        RISK AND CAPITAL MANAGEMENT (continued)

During 2011, the Company entered into short-term hedge transactions through commodity futures and options to hedge a portion of its requirements. All derivative financial instruments are recorded at their fair value as either assets or liabilities. Changes in the fair value of derivatives are recorded each period in earnings or accumulated other comprehensive income in equity, depending on whether the derivative qualifies for hedge accounting and is effective as part of a hedge transaction. Ineffectiveness results when the change in the fair value of the hedge instruments differs from the change in the fair value of the position.

For hedge transactions that qualify and are effective, gains and losses are deferred until the underlying asset or liability is settled, and then are recognized as part of that transaction.

Gains and losses which represent hedge ineffectiveness and derivative transactions that do not qualify for hedge accounting are recognized in the income statement.

At December 31, 2011, financial instruments that qualify as hedge accounting represented a favorable effect of Ps.14,876, which was recognized as comprehensive income in equity.

From time to time the Company hedges commodity price risks utilizing futures and options strategies that do not qualify for hedge accounting. As a result of non-qualification, these derivative financial instruments are recognized at their fair values and the associated effect is recorded in current period earnings. For the years ended December 31, 2010 and 2011, the Company recognized an unfavorable effect of Ps.13,228 and Ps.40,207, respectively, from not-settled financial instruments that did not qualify as hedge accounting. Additionally, as of December 31, 2010 and 2011, the Company realized Ps.42,970 and Ps.52,626, respectively, in net losses on commodity price risk hedges that did not qualify for hedge accounting.

During 2010, the Company entered into hedge contracts for corn purchases, which were designated as fair value hedges. Therefore, the derivative financial instruments, as well as the assets and liabilities being hedged, are recognized at fair value at the trade date. Changes in the fair value of the derivative financial instruments and the assets and liabilities being hedged are recognized in income for the year. All contracts were settled in November 2010. As a result of the valuation at fair value, as of December 31, 2010, the balance of Inventories included Ps.162,254 for these contracts.

Based on the Company’s overall commodity exposure at December 31, 2011, a hypothetical 10 percent decline in market prices applied to the fair value of these instruments would result in an effect to the income statement of Ps.40,431 (for non-qualifying contracts).

In Mexico, to support the commercialization of corn for Mexican corn growers, Mexico’s Secretary of Agriculture, Livestock, Rural Development, Fisheries and Food Ministry (Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, or SAGARPA), through the Agricultural Incentives and Services Agency (Apoyos y Servicios a la Comercialización Agropecuaria, or ASERCA), a government agency founded in 1991, implemented a program designed to promote corn sales in Mexico. The program includes the following objectives:

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

5.        RISK AND CAPITAL MANAGEMENT (continued)

•                  Ensure that the corn harvest is brought to market, providing certainty to farmers concerning the sale of their crops and supply security for the buyer.

•                  Establish a minimum price for the farmer, and a maximum price for the buyer, which are determined based on international market prices, plus a basic formula specific for each region.

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

Credit risk

The Company’s regular operations expose it to potential defaults when customers, suppliers and counterparties are unable to comply with their financial or other commitments. The Company seeks to mitigate this risk by entering into transactions with a diverse pool of counterparties. However, the Company continues to remain subject to unexpected third party financial failures that could disrupt its operations.

The Company is also exposed to risks in connection with its cash management activities and temporary investments, and any disruption that affects its financial intermediaries could also adversely affect its operations.

The Company’s exposure to risk due to trade receivables is limited given the large number of its customers located in different parts of Mexico, the United States, Central America, Venezuela, Europe, Asia and Oceania. However, the Company still maintains reserves for potential credit losses. Risk control assesses the credit quality of the customer, taking into account its financial position, past experience and other factors.

Since a portion of the clients do not have an independent rating of credit quality, the Company’s management determines the maximum credit risk for each one, taking into account its financial position, past experience, and other factors. Credit limits are established according to policies set by the Company, which also includes controls that assure its compliance.

During 2010 and 2011, credit limits were complied with and, consequently, management does not expect any important losses from trade accounts receivable.

At December 31, 2011 the Company has certain accounts receivable that are neither past due or impaired. The credit quality of such receivables does not present indications of impairment, since the sales are performed to a large variety of clients that include supermarkets, government institutions, commercial businesses and tortilla sellers. At December 31, 2011, none of these accounts receivable presented non-performance by these counterparties.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

5.        RISK AND CAPITAL MANAGEMENT (continued)

The Company has centralized its treasury operations in Mexico, and in the United States for its operations in that country. Liquid assets are invested primarily in government bonds and short term debt instruments with a minimum grade of “A1/P1” in the case of operations in the United States and “A” for operations in Mexico. The Company faces credit risk from potential defaults of their counterparts with respect to financial instruments they use. Substantially all of these financial instruments are not guaranteed. Additionally, it minimizes the risk of default by the counterparts contracting derivative financial instruments only with major national and international financial institutions using contracts and standard forms issued by the International Swaps and Derivatives Association, Inc. (“ISDA”) and operations standard confirmation formats. For operations in Central America and Venezuela, the Company only invests cash reserves with leading local banks and local branches of international banks. Additionally, they maintain small investments abroad.

Investment risk in Venezuela

The Company’s operations in Venezuela represented approximately 16% of consolidated net sales and 14% of total consolidated assets as of December 31, 2011. The recent political and civil instability that has prevailed in Venezuela represents a risk to the business that cannot be controlled and that cannot be accurately measured or estimated.

Also, in recent years the Venezuelan authorities have imposed foreign exchange controls and price controls on certain products such as corn flour and wheat flour. These price controls may limit the Company’s ability to increase prices in order to compensate for the higher cost of raw materials. The foreign exchange controls may limit the Company’s capacity to convert bolivars to other currencies and also transfer funds outside Venezuela.

Various fixed exchange rates have been established by the Venezuelan Government since 2003. Effective January 1, 2010, the Venezuelan Government established an exchange rate of 4.30 bolivars per U.S. dollar.

The Company does not have insurance for the risk of expropriation of its investments. See Note 25 for additional information about the expropriation proceedings of MONACA assets and the measures taken by the People’s Defense Institute for the Access of Goods and Services of Venezuela (Instituto para la Defensa de las Personas en el Acceso a los Bienes y Servicios de Venezuela, or INDEPABIS) in Demaseca.

Given the Company’s operations in Venezuela, the financial position and results of the Company may be negatively affected by a number of factors, including:

a.                  Decrease in consolidated income due to a possible devaluation of the Venezuelan bolivar against the U.S. dollar;

b.                  Subsidiaries in Venezuela manufacture products subject to price controls;

c.                   The enactment of the Just Costs and Prices Law (Ley de Costos y Precios Justos) on July 18, 2011, that controls the prices of products affecting the Company’s sales;

d.                  It may be difficult for subsidiaries in Venezuela to pay dividends, as well as to import some of their requirements of raw materials as a result of the foreign exchange control;

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

5.        RISK AND CAPITAL MANAGEMENT (continued)

e.                   The costs of some raw materials used by the Venezuelan subsidiaries may increase due to import tariffs, and

f.                    Inability to obtain a just and reasonable compensation for MONACA’s assets subject to expropriation and if obtained, whether such compensation could be collected.

Liquidity risk

The Company funds its liquidity and capital resource requirements, in the ordinary course of business, through a variety of sources, including:

•                  cash generated from operations;

•                  committed and uncommitted short-term and long-term lines of credit;

•                  offerings of medium- and long-term debt; and

•                  sales of its equity securities and those of its subsidiaries and affiliates from time to time.

Factors that could decrease the sources of liquidity include a significant decrease in the demand for, or price of, products, each of which could limit the amount of cash generated from operations, and a lowering of the corporate credit rating or any other credit downgrade, which could further impair the liquidity and increase costs with respect to new debt and cause stock price to suffer. The Company’s liquidity is also affected by factors such as the depreciation or appreciation of the peso and changes in interest rates.

The following table shows the remaining contractual maturities of financial liabilities of the Company:

	Less than a year		From 1 to 3 years		From 3 to 5 years		More than 5 years		Total
Short and long term debt	Ps.	1,621,446	Ps.	380,334	Ps.	5,618,137	Ps.	5,715,000	Ps.	13,334,917
Interest payable from short and long term debt	652,883		1,142,966		1,061,734		791,437		3,649,020
Operating leases	624,026		810,297		480,002		801,660		2,715,985
Financing leases	11,762		21,521		—		—		33,283
Trade accounts and other payables	9,301,814		—		—		—		9,301,814
Derivative financial instruments	46,013		—		—		—		46,013
	Ps.	12,257,944	Ps.	2,355,118	Ps.	7,159,873	Ps.	7,308,097	Ps.	29,081,032

The Company expects to meet its obligations with cash flows generated by operations. Additionally, the Company has access to credit lines with various banks to address potential cash needs.

B) CAPITAL MANAGEMENT

The Company’s objectives when managing capital (which includes share capital, borrowings, working capital and cash and cash equivalents) are to maintain a flexible capital structure that reduces the cost of capital to an acceptable level of risk, to safeguard the Company’s ability to continue as a going concern while taking advantage of strategic opportunities in order to provide sustainable returns for shareholders and benefits to stakeholders.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

5.        RISK AND CAPITAL MANAGEMENT (continued)

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, repurchase shares currently issued, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or sell assets to reduce debt.

In addition, to monitor capital, debt agreements contain financial covenants which are disclosed in Note 15.

6.        SEGMENT INFORMATION

The Company’s reportable segments are strategic business units that offer different products in different geographical regions. These business units are managed separately because each business segment requires different technology and marketing strategies.

The Company’s reportable segments are as follows:

•                  Corn flour and packaged tortilla division (United States and Europe):

Manufactures and distributes more than 20 varieties of corn flour that are used mainly to produce and distribute different types of tortillas and tortilla chip products in the United States. The main brands are MASECA for corn flour and MISSION and GUERRERO for packaged tortillas.

•                  Corn flour division (Mexico):

Engaged principally in the production, distribution and sale of corn flour in Mexico under MASECA brand. Corn flour produced by this division is used mainly in the preparation of tortillas and other related products.

•                  Corn flour, wheat flour and other products division (Venezuela):

Engaged mainly in producing and distributing grains used principally for industrial and human consumption. The main brands are JUANA, TIA BERTA and DECASA for corn flour; ROBIN HOOD and POLAR for wheat flour; MONICA for rice and LASSIE for oats.

•                  Other segments:

This section represents those segments whose amounts on an individual basis do not exceed 10% of the consolidated total of net sales, operating income and assets. These segments are:

a)             Corn flour, hearts of palm, rice, and other products (Central America).

b)             Wheat flour (México).

c)              Packaged tortillas (México).

d)             Wheat flour tortillas and snacks (Asia and Oceania).

e)              Technology and equipment, which conducts research and development regarding flour and tortilla manufacturing equipment, produces machinery for corn flour and tortilla production and is engaged in the construction of the Company’s corn flour manufacturing facilities.

All inter-segment sales prices are market-based. The Chief Executive Officer evaluates performance based on operating income of the respective business units. The accounting policies for the reportable segments are the same as the policies described in Notes 2 and 4.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

6.        SEGMENT INFORMATION (continued)

Segment information as of January 1, 2010:

	Corn flour and packaged tortilla division (United States and Europe)		Corn flour division (Mexico)		Corn flour, wheat flour and other products (Venezuela)		Other segments		Eliminations and corporate expenses		Total

Total assets	Ps.	15,168,451	Ps.	9,878,418	Ps.	6,777,968	Ps.	8,606,853	Ps.	2,846,754	Ps.	43,278,444
Investment in associates	—		—		—		139,139		3,881,200		4,020,339
Total liabilities	7,109,967		2,703,780		3,211,329		4,346,606		13,827,000		31,198,682

Segment information as of and for the year ended December 31, 2010:

	Corn flour and packaged tortilla division (United States and Europe)		Corn flour division (Mexico)		Corn flour, wheat flour and other products (Venezuela)		Other segments		Eliminations and corporate expenses		Total
Net sales to external customers	Ps.	21,444,929	Ps.	11,434,119	Ps.	5,381,849	Ps.	7,947,115	Ps.	24,442	Ps.	46,232,454
Inter-segment net sales	66,997		418,647		—		981,806		(1,467,450)		—
Operating income (loss)	1,303,038		1,146,697		(26,200)		(70,558)		(302,962)		2,050,015
Depreciation and amortization	880,457		365,179		112,399		245,252		(100,753)		1,502,534

Total assets	13,757,697		10,276,449		3,983,891		8,627,963		2,281,394		38,927,394
Investment in associates	—		—		—		140,505		4,295,896		4,436,401
Total liabilities	6,165,517		2,680,233		2,095,555		4,189,938		13,073,877		28,205,120
Expenditures for fixed assets	522,741		174,680		84,752		205,917		20,101		1,008,191

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

6.        SEGMENT INFORMATION (continued)

Segment information as of and for the year ended December 31, 2011:

	Corn flour and packaged tortilla division (United States and Europe)		Corn flour division (Mexico)		Corn flour, wheat flour and other products (Venezuela)		Other segments		Eliminations and corporate expenses		Total
Net sales to external customers	Ps.	23,900,928	Ps.	14,799,007	Ps.	9,156,603	Ps.	9,643,075	Ps.	145,136	Ps.	57,644,749
Inter-segment net sales	196,857		586,733		—		1,128,926		(1,912,516)		—
Operating income (loss)	946,806		1,770,725		674,068		(183,752)		130,614		3,338,461
Depreciation and amortization	1,004,467		356,171		135,335		323,051		(76,302)		1,742,722

Total assets	16,860,083		11,618,882		6,430,234		10,460,321		(826,902)		44,542,618
Investment in associates	—		—		—		143,700		—		143,700
Total liabilities	7,074,787		3,451,518		3,021,882		3,919,903		9,361,744		26,829,834
Expenditures for fixed assets	858,475		238,958		43,058		404,051		133,762		1,678,304

A summary of information by geographic segment for the years ended December 31, 2010 and 2011 is presented below:

	2010		%	2011		%
Net sales to external customers:
United States and Europe	Ps.	21,444,929	46	Ps.	23,900,928	41
Mexico	15,539,076		34	19,870,195		34
Venezuela	5,381,849		12	9,156,603		16
Central America	2,765,134		6	3,180,155		6
Asia and Oceania	1,101,466		2	1,536,868		3
	Ps.	46,232,454	100	Ps.	57,644,749	100

Capital expenditures:
United States and Europe	Ps.	522,741	52	Ps.	858,475	51
Mexico	329,863		33	470,977		28
Venezuela	84,752		8	43,058		3
Central America	43,477		4	88,508		5
Asia and Oceania	27,358		3	217,286		13
	Ps.	1,008,191	100	Ps.	1,678,304	100

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

6.        SEGMENT INFORMATION (continued)

A summary of information by geographic segment at January 1, 2010 and at December 31, 2010 and 2011, is presented below:

	At January 1, 2010%			At December 31, 2010%			At December 31, 2011%
Identifiable assets
United States and Europe	Ps.	15,168,451	35	Ps.	13,757,697	35	Ps.	16,860,083	38
Mexico	16,664,251		38	16,480,632		43	15,052,360		34
Venezuela	6,777,968		16	3,983,891		10	6,430,234		14
Central America	2,168,294		5	1,928,120		5	2,408,555		5
Asia and Oceania	2,499,480		6	2,777,054		7	3,791,386		9
	Ps.	43,278,444	100	Ps.	38,927,394	100	Ps.	44,542,618	100

7. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include:

	At January 1, 2010		At December 31, 2010		At December 31, 2011

Cash at bank	Ps.	791,745	Ps.	2,524	Ps.	1,161,899
Short-term investments (less than 3 months)	1,088,918		18,793		17,752
	Ps.	1,880,663	Ps.	21,317	Ps.	1,179,651

8. ACCOUNTS RECEIVABLE

Accounts receivable comprised the following:

	At January 1, 2010		At December 31, 2010		At December 31, 2011

Trade accounts and notes receivable	Ps.	4,707,528	Ps.	4,350,763	Ps.	6,434,327
Related parties	500,669		238,289		—
Employees	26,752		17,567		31,628
Recoverable value-added tax	216,737		260,308		368,239
ASERCA receivables (Note 5)	30,518		61,097		321,958
Other debtors	440,484		380,152		287,168
Allowance for doubtful accounts	(251,936)		(290,379)		(316,112)
	Ps.	5,670,752	Ps.	5,017,797	Ps.	7,127,208

The age analysis of accounts receivable is as follows:

			Not past due		Past due balances
			date		1 to 120		121 to 240		More than
	Total		balances		days		days		240 days
Accounts receivable	Ps.	5,922,688	Ps.	3,351,286	Ps.	1,599,902	Ps.	339,089	Ps.	632,411
Allowance for doubtful accounts	(251,936)		—		(27,062)		(49,637)		(175,237)
Total at January 1, 2010	Ps.	5,670,752	Ps.	3,351,286	Ps.	1,572,840	Ps.	289,452	Ps.	457,174

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

8. ACCOUNTS RECEIVABLE (continued)

			Not past due		Past due balances
	Total		date balances		1 to 120 days		121 to 240 days		More than 240 days
Accounts receivable	Ps.	5,308,176	Ps.	3,166,147	Ps.	1,571,514	Ps.	116,407	Ps.	454,108
Allowance for doubtful accounts	(290,379)		—		(30,583)		(36,765)		(223,031)
Total at December 31, 2010	Ps.	5,017,797	Ps.	3,166,147	Ps.	1,540,931	Ps.	79,642	Ps.	231,077

			Not past due		Past due balances
	Total		date balances		1 to 120 days		121 to 240 days		More than 240 days
Accounts receivable	Ps.	7,443,320	Ps.	4,635,346	Ps.	2,174,062	Ps.	255,623	Ps.	378,289
Allowance for doubtful accounts	(316,112)		—		(31,130)		(48,289)		(236,693)
Total at December 31, 2011	Ps.	7,127,208	Ps.	4,635,346	Ps.	2,142,932	Ps.	207,334	Ps.	141,596

For the years ended December 31, 2010 and 2011, the movements on the allowance for doubtful accounts are as follows:

	2010		2011
Beginning balance	Ps.	(251,936)	Ps.	(290,379)
Allowance for doubtful accounts	(73,976)		(130,885)
Receivables written off during the year	26,232		117,254
Exchange differences	9,301		(12,102)
Ending balance	Ps.	(290,379)	Ps.	(316,112)

9. INVENTORIES

Inventories consisted of the following:

	At January 1, 2010		At December 31, 2010		At December 31, 2011
Raw materials, mainly corn and wheat	Ps.	5,815,253	Ps.	5,641,754	Ps.	8,633,094
Finished products	845,178		724,516		917,014
Materials and spare parts	433,148		389,352		639,307
Production in process	217,841		160,239		149,714
Advances to suppliers	153,383		256,829		194,297
Inventory in transit	71,785		91,544		167,405
	Ps.	7,536,588	Ps.	7,264,234	Ps.	10,700,831

For the years ended December 31, 2010 and 2011, the cost of raw materials consumed and the changes in the inventories of production in process and finished goods, recognized as cost of sales amounted to Ps.26,697,273 and Ps.34,374,608, respectively.

For the years ended December 31, 2010 and 2011, the Company recognized Ps.62,964 and Ps.76,086, respectively, for inventory that was damaged, slow-moving and obsolete.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

10. LONG-TERM NOTES AND ACCOUNTS RECEIVABLE

Long-term notes and accounts receivable are as follows:

	At January 1, 2010		At December 31, 2010		At December 31, 2011
Long-term recoverable asset tax	Ps.	119,996	Ps.	119,996	Ps.	209,940
Long-term notes receivable from sale of tortilla machines	8,768		175,653		189,044
Prepaid rent deposits	—		124,127		111,396
Guarantee deposits	119,217		118,842		38,827
Long-term recoverable value-added tax	—		—		35,019
Others	295,314		60,343		42,648
	Ps.	543,295	Ps.	598,961	Ps.	626,874

At December 31, 2011 long-term notes receivable are denominated in pesos, maturing from 2013 to 2016 and bearing an average interest rate of 16.5%.

11. INVESTMENT IN ASSOCIATES

At December 31, 2011 investment in common stock of associated companies consisted of an investment in Harinera de Monterrey, S.A. de C.V., which produces wheat flour and related products in Mexico.

During January 2011, the Company decided to sell its 8.7966% interest in the capital stock of Grupo Financiero Banorte, S.A.B. de C.V. (GFNorte). On February 15, 2011, the sale of 177,546,496 shares of the capital stock of GFNorte was concluded, resulting in cash proceeds of Ps.9,232,418, before fees and expenses. The accounting result was a profit before taxes of approximately Ps.4,707,804 net of fees and expenses. The sale was authorized by the Mexican Banking Securities and Exchange Commission (CNBV) and was carried out through a secondary public offering in Mexico and a private offering in the United States and other foreign markets, for a simultaneous global offering.

Until the date of GFNorte’s sale, the Company had significant influence over this associate due to its representation on the Board of Directors and the equity interest of the Company’s principal shareholder in GFNorte.

Investment in associates is comprised of the following:

	At January 1, 2010		At December 31, 2010		At December 31, 2011

GFNorte	Ps.	3,881,200	Ps.	4,295,896	Ps.	—
Harinera de Monterrey, S.A. de C.V.	139,139		140,505		143,700
	Ps.	4,020,339	Ps.	4,436,401	Ps	143,700

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

11. INVESTMENT IN ASSOCIATES (continued)

The percentage of interest held in associates is:

	At January 1, 2010	At December 31, 2010	At December 31, 2011

GFNorte	8.7966%	8.7966%	—
Harinera de Monterrey, S.A. de C.V.	40%	40%	40%

During 2010, the Company received dividends from GFNorte for a total of Ps.90,549.

In accordance with accounting rules set by the Comisión Nacional Bancaria y de Valores, at December 31, 2010 GFNorte presented total assets of Ps.590,558 million and total liabilities of Ps.540,331 million; and for the year ended December 31, 2010 GFNorte presented total revenue of Ps.41,479 million and net income of Ps.6,705 million.

At January 1, 2010 and December 31, 2010, the market value of the investment in common stock of GFNorte, which is publicly traded, amounted to Ps.8,493,824 and Ps.10,450,387, respectively.

12. PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment for the years ended December 31, 2010 and 2011 were as follows:

	Land and buildings		Machinery and equipment		Leasehold improvements		Construction in progress		Total
At January 1, 2010
Deemed cost	Ps.	8,443,983	Ps.	26,446,725	Ps.	999,649	Ps.	400,610	Ps.	36,290,967
Accumulated depreciation	(2,410,623)		(13,417,420)		(419,480)		—		(16,247,523)
Net book value	6,033,360		13,029,305		580,169		400,610		20,043,444

For the year ended December 31, 2010
Opening net book value	6,033,360		13,029,305		580,169		400,610		20,043,444
Exchange differences	(413,909)		(812,890)		(29,413)		(209,409)		(1,465,621)
Additions	73,770		364,080		10,536		559,805		1,008,191
Disposals	(4,802)		(167,519)		(4,038)		(27,366)		(203,725)
Depreciation charge	(177,095)		(1,163,277)		(63,977)		(8,535)		(1,412,884)
Transfers and reclassifications (1)	(46,033)		212,196		17,029		(235,060)		(51,868)
Acquisitions through business combinations	5,510		7,038		—		88		12,636
Closing net book value	5,470,801		11,468,933		510,306		480,133		17,930,173

At December 31, 2010
Cost	7,876,090		24,962,403		943,548		480,133		34,262,174
Accumulated depreciation	(2,405,289)		(13,493,470)		(433,242)		—		(16,332,001)
Net book value	5,470,801		11,468,933		510,306		480,133		17,930,173

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

12. PROPERTY, PLANT AND EQUIPMENT (continued)

	Land and buildings		Machinery and equipment		Leasehold improvements		Construction in progress		Total
For the year ended December 31, 2011
Opening net book value	5,470,801		11,468,933		510,306		480,133		17,930,173
Exchange differences	610,538		1,486,807		74,047		93,434		2,264,826
Additions	148,380		636,835		12,730		880,359		1,678,304
Disposals	(8,607)		(142,496)		(175)		(22,531)		(173,809)
Depreciation charge	(198,856)		(1,217,848)		(71,244)		—		(1,487,948)
Transfers and reclassifications (1)	63,064		662,119		48,011		(721,643)		51,551
Acquisitions through business combinations	82,928		169,663		—		592		253,183
Impairment	(647)		—		—		—		(647)
Closing net book value	6,167,601		13,064,013		573,675		710,344		20,515,633

At December 31, 2011
Cost	8,914,511		28,427,554		1,043,612		710,344		39,096,021
Accumulated depreciation	(2,746,910)		(15,363,541)		(469,937)		—		(18,580,388)
Net book value	Ps.	6,167,601	Ps.	13,064,013	Ps.	573,675	Ps.	710,344	Ps.	20,515,633

(1)   Transfers and reclassifications mainly correspond to capitalizations of construction in progress.

For the years ended December 31, 2010 and 2011, depreciation expense was recognized as follows:

	2010		2011

Cost of sales	Ps.	1,146,514	Ps.	1,195,318
Selling and administrative expenses	266,370		292,630
	Ps.	1,412,884	Ps.	1,487,948

At January 1, 2010 and at December 31, 2010 and 2011, property, plant and equipment included idle assets with a carrying value of approximately Ps.1,725,797, Ps.1,051,698 and Ps.1,072,382, respectively, resulting from the temporary shut-down of the productive operations of various plants in Mexico, the United States and Venezuela, mainly in the corn flour division in Mexico and packaged tortilla division in the United States.

The Company recognized equipment under finance lease arrangements that are described in Note 24-B.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

13. INTANGIBLE ASSETS

Changes in intangible assets for the years ended December 31, 2010 and 2011 were as follows:

Intangible assets acquired
Software	Internally
Goodwill	Covenants not to compete	Patents and trade- marks	Customer lists	for internal use	generated intangible assets	Total
At January 1, 2010
Cost	Ps.	2,169,473	Ps.	461,126	Ps.	107,951	Ps.	100,422	Ps.	735,949	Ps.	105,756	Ps.	3,680,677
Accumulated amortization	—	(306,524)	(61,908)	(48,414)	(687,847)	(92,729)	(1,197,422)
Net book value	2,169,473	154,602	46,043	52,008	48,102	13,027	2,483,255

For the year ended December 31, 2010
Opening net book value	2,169,473	154,602	46,043	52,008	48,102	13,027	2,483,255
Exchange differences	(111,254)	—	(80)	(3,081)	(11,357)	11,230	(114,542)
Additions	—	—	3,459	—	—	420	3,879
Disposals	—	—	(4)	—	(8)	(2,243)	(2,225)
Amortization	—	(22,631)	(8,158)	(4,345)	(7,429)	(11,817)	(54,380)
Additions through business combinations	90,480	—	—	—	—	—	90,480
Closing net book value	2,148,699	131,971	41,260	44,582	29,308	10,617	2,406,437

At December 31, 2010
Cost	2,148,699	461,126	107,471	93,719	563,328	67,606	3,441,949
Accumulated amortization	—	(329,155)	(66,211)	(49,137)	(534,020)	(56,989)	(1,035,512)
Net book value	2,148,699	131,971	41,260	44,582	29,308	10,617	2,406,437

For the year ended December 31, 2011
Opening net book value	2,148,699	131,971	41,260	44,582	29,308	10,617	2,406,437
Exchange differences	214,138	2,587	8,710	12,652	6,829	13,457	258,373
Additions	—	—	18	—	3,841	18,865	22,724
Disposals	—	—	—	—	73	(14,607)	(14,534)
Amortization	—	(24,905)	(8,738)	(8,719)	(6,715)	(7,889)	(56,966)
Additions through business combinations	344,643	16,156	22,458	46,562	292	1,107	431,218
Impairment	(92,893)	—	—	—	—	—	(92,893)
Closing net book value	2,614,587	125,809	63,708	95,077	33,628	21,550	2,954,359

At December 31, 2011
Cost	2,614,587	480,098	147,577	158,516	640,799	77,166	4,118,743
Accumulated amortization	—	(354,289)	(83,869)	(63,439)	(607,171)	(55,616)	(1,164,384)
Net book value	Ps.	2,614,587	Ps.	125,809	Ps.	63,708	Ps.	95,077	Ps.	33,628	Ps.	21,550	Ps.	2,954,359

At December 31, 2010 and 2011 the Company did not have indefinite-lived intangible assets.

For the years ended December 31, 2010 and 2011, amortization expense of intangible assets amounted to Ps.54,380 and Ps.56,966, respectively, which were recognized in the income statement as selling and administrative expenses.

Research and development costs of Ps.76,604 and Ps.91,011 were recognized in the income statement for the years ended December 31, 2010 and 2011, respectively.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

13. INTANGIBLE ASSETS (continued)

Goodwill acquired in business combinations is allocated at acquisition date to the cash-generating units (CGU) that are expected to benefit from the synergies of the business combinations. The carrying values of goodwill allocated to the CGU or a group of CGU are as follows:

Cash-generating unit	At January 1, 2010		At December 31, 2010		At December 31, 2011

Mission Foods Division	Ps.	725,869	Ps.	667,283	Ps.	856,474
Gruma Seaham Ltd.	409,171		360,257		339,222
Gruma Corporation	212,765		212,765		212,765
Rositas Investments Pty, Ltd.	173,403		186,354		209,709
Gruma Holding Netherlands B.V.	149,325		141,099		120,877
Agroindustrias Integradas del Norte, S.A. de C.V.	115,099		115,099		115,099
Altera LLC	—		90,480		99,149
Grupo Industrial Maseca, S.A.B. de C.V.	98,622		98,622		98,622
NDF Azteca Milling Europe SRL	82,720		78,163		93,614
Azteca Milling, L.P.	71,192		67,270		75,986
Gruma Centroamérica	51,207		51,207		51,207
Molinos Azteca de Chiapas, S.A. de C.V.	28,158		28,158		28,158
Harinera de Yucatán, S.A. de C.V.	18,886		18,886		18,886
Harinera de Maíz de Mexicali, S.A. de C.V.	17,424		17,424		17,424
Molinos Azteca, S.A. de C.V.	8,926		8,926		8,926
Harinera de Maíz de Jalisco, S.A. de C.V.	6,706		6,706		6,706
Goodwill not yet allocated	—		—		261,763
	Ps.	2,169,473	Ps.	2,148,699	Ps.	2,614,587

With respect to the determination of the CGU’s value in use, the Company’s management considered that a reasonably possible change in the key assumptions used, will not cause that the CGU’s carrying value to materially exceed their value in use.

At December 31, 2011, goodwill acquired in Semolina A.S. and Solntse Mexico for a total of Ps.261,763 had not been allocated to a CGU since the initial accounting for these businesses had not been completed.

For the year ended December 31, 2011, the Company recognized impairment losses on goodwill by Ps.92,893 within “Other expenses” for Gruma Holding Netherlands B.V. and Gruma Seaham Ltd., which are part of the segment “Corn flour and packaged tortilla division (United States and Europe)”. This impairment loss reflected a decrease in the recoverable value of these CGU due to its continued operating losses.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

14. DEFERRED TAX ASSETS AND LIABILITIES

A) COMPONENTS OF DEFERRED TAX

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	At January 1, 2010		At December 31, 2010		At December 31, 2011
Deferred tax asset:
To be recovered after more than 12 months	Ps.	(1,736,858)	Ps.	(1,742,919)	Ps.	(460,365)
To be recovered within 12 months	(514,890)		(572,660)		(698,798)
	(2,251,748)		(2,315,579)		(1,159,163)
Deferred tax liability:
To be recovered after more than 12 months	4,505,879		4,744,465		4,615,240
To be recovered within 12 months	170,396		128,800		68,103
	4,676,275		4,873,265		4,683,343
Deferred tax liability, net	Ps.	2,424,527	Ps.	2,557,686	Ps.	3,524,180

The principal components of deferred tax assets and liabilities are summarized as follows:

	(Asset) Liability
	At January 1, 2010		At December 31, 2010		At December 31, 2011
Net operating loss carryforwards and other tax credits	Ps.	(1,650,267)	Ps.	(1,644,733)	Ps.	(326,954)
Customer advances	(189)		(154)		(163)
Allowance for doubtful accounts	(12,279)		(15,360)		(14,791)
Accrued liabilities	(482,869)		(541,729)		(672,821)
Recoverable asset tax	(19,553)		(15,417)		(11,023)
Other	(86,591)		(98,186)		(133,411)
Deferred tax asset	(2,251,748)		(2,315,579)		(1,159,163)

Property, plant and equipment	2,026,879		1,959,515		2,060,121
Prepaid expenses	53,748		39,895		4,999
Inventories	116,648		88,905		63,104
Intangible assets and others	174,620		194,118		277,414
Investment in associates	1,020,318		1,054,891		494,137
Tax consolidation effect	1,121,038		1,534,650		1,696,886
Other	163,024		1,291		86,682
Deferred tax liability	4,676,275		4,873,265		4,683,343

Net deferred tax liability	Ps.	2,424,527	Ps.	2,557,686	Ps.	3,524,180

At December 31, 2011, the Company did not recognize a deferred income tax asset of Ps.3,199,289 for tax loss carryforwards, since sufficient evidence was not available to determine that these tax loss carryforwards will be realizable during their amortization period. These tax losses expire in the year 2021.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

14. DEFERRED TAX ASSETS AND LIABILITIES (continued)

The changes in the temporary differences during the year were as follows:

Balance at January 1, 2010	Recognized in income	Recognized in other comprehen- sive income	Foreign currency translation and others	Balance at December 31, 2010
Net operating loss carryforwards and other tax credits	Ps.	(1,650,267)	Ps.	(25,135)	Ps.	63	Ps.	30,606	Ps.	(1,644,733)
Customer advances	(189)	35	—	—	(154)
Allowance for doubtful accounts	(12,279)	(3,017)	183	(247)	(15,360)
Accrued liabilities	(482,869)	(142,562)	—	83,702	(541,729)
Recoverable asset tax	(19,553)	4,122	20	(6)	(15,417)
Others	(86,591)	(17,485)	4,583	1,307	(98,186)
Deferred tax asset	(2,251,748)	(184,042)	4,849	115,362	(2,315,579)

Property, plant and equipment	2,026,879	(31,382)	(1,291)	(34,691)	1,959,515
Prepaid expenses	53,748	(13,853)	—	—	39,895
Inventories	116,648	(23,676)	—	(4,067)	88,905
Intangible assets and others	174,620	56,041	—	(36,543)	194,118
Investment in associates	1,020,318	13,280	—	21,293	1,054,891
Tax consolidation effect	1,121,038	414,393	(781)	—	1,534,650
Others	163,024	30,069	(28,282)	(163,520)	1,291
Deferred tax liability	4,676,275	444,872	(30,354)	(217,528)	4,873,265

Net deferred tax liability	Ps.	2,424,527	Ps.	260,830	Ps.	(25,505)	Ps.	(102,166)	Ps.	2,557,686

Balance at January 1, 2011	Recognized in income	Recognized in other comprehen- sive income	Foreign currency translation and others	Balance at December 31, 2011
Net operating loss carryforwards and other tax credits	Ps.	(1,644,733)	Ps.	1,342,088	Ps.	53	Ps.	(24,362)	Ps.	(326,954)
Customer advances	(154)	(125)	—	116	(163)
Allowance for doubtful accounts	(15,360)	1,260	(1)	(690)	(14,791)
Accrued liabilities	(541,729)	(59,614)	(11,724)	(59,754)	(672,821)
Recoverable asset tax	(15,417)	4,394	—	—	(11,023)
Others	(98,186)	(30,973)	—	(4,252)	(133,411)
Deferred tax asset	(2,315,579)	1,257,030	(11,672)	(88,942)	(1,159,163)

Property, plant and equipment	1,959,515	(8,368)	297	108,677	2,060,121
Prepaid expenses	39,895	(37,779)	—	2,883	4,999
Inventories	88,905	(28,839)	—	3,038	63,104
Intangible assets and others	194,118	44,885	—	38,411	277,414
Investment in associates	1,054,891	(620,090)	—	59,336	494,137
Tax consolidation effect	1,534,650	162,914	(678)	—	1,696,886
Others	1,291	32,574	(8,933)	61,750	86,682
Deferred tax liability	4,873,265	(454,703)	(9,314)	274,095	4,683,343

Net deferred tax liability	Ps.	2,557,686	Ps.	802,327	Ps.	(20,986)	Ps.	185,153	Ps.	3,524,180

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

14. DEFERRED TAX ASSETS AND LIABILITIES (continued)

B) TAX LOSS CARRYFORWARDS

At December 31, 2011, the Company had tax loss carryforwards which amounted to approximately Ps.11,703,953. Based on projections prepared by the Company’s management of expected future taxable income, it has been determined that only tax losses for an amount of Ps.311,351 will be used. Therefore, the Company did not recognize a deferred tax asset for the difference.

C) UNCERTAIN TAX POSITIONS

At December 31, 2010 and 2011, the Company recognized a liability for uncertain tax positions of Ps.35,865 and Ps.41,264, respectively, excluding interest and penalties. The following table presents a reconciliation of the Company’s uncertain tax positions, excluding interest and penalties:

	2010		2011
Uncertain tax positions at beginning of year	Ps.	85,452	Ps.	40,511
Translation adjustment of the initial balance	(4,720)		(4,646)
Increase as result of uncertain tax positions taken in the year	4,570		9,347
Settlements	(46,028)		(851)
Reductions due to a lapse of the statute of limitations	(3,409)		(3,097)
Uncertain tax positions at end of year	Ps.	35,865	Ps.	41,264

It is expected that the amount of uncertain tax positions will change in the next 12 months; however, the Company does not expect the change to have a significant impact on its consolidated financial position or results of operations. The Company had accrued interest and penalties of approximately Ps.2,322 and Ps.3,572 related to uncertain tax positions for fiscal 2010 and 2011, respectively.

D) TAX EFFECTS FROM OTHER COMPREHENSIVE INCOME

Deferred taxes related to other comprehensive income are comprised of:

	At December 31, 2010		At December 31, 2011
Foreign currency translation adjustments	Ps.	(24,724)	Ps.	(8,583)
Actuarial gains and losses	—		(11,725)
Other movements	(781)		(678)
Total	Ps.	(25,505)	Ps.	(20,986)

E) TAX CONSOLIDATION

Gruma, S.A.B. de C.V. is authorized to determine income tax under the tax consolidation regime, together with its subsidiaries in Mexico, according to the authorization of the Ministry of Finance and Public Credit on July 14, 1986, under what is stated in the applicable Law.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

14. DEFERRED TAX ASSETS AND LIABILITIES (continued)

In 2011, the Company determined a consolidated tax profit of Ps.8,103,641; which was amortized against consolidated tax loss of 2008. As of December 31, 2011, the Company did not have consolidated tax loss carryforwards. The consolidated tax result differs from the accounting result, mainly in such items taxed and deducted during different timing for accounting and tax purposes, from the recognition of the inflation effects for tax purposes, as well as such items only affecting either the consolidated accounting or taxable income.

Certain Income Tax Law provisions which were reformed, added or derogated for 2010 were published on December 7, 2009, including the following:

•    The income tax rate applicable from 2010 to 2012 will be 30%, for 2013 it will be 29% and as of 2014 it will be 28%.  At December 31, 2009, the previously described rate change produced a reduction in the income tax deferred balance of Ps.58,228, with its corresponding effect in the income statement for the year, which was determined based on an expectation of temporary reversion to the effective rates.

•    Eliminated the possibility of using credits for the excess of deductions on taxable income for Flat tax purposes (credit of tax loss of flat tax) in order to reduce the income tax to be paid while could be credited against the flat tax base.

•    The tax consolidation regime was modified in order to establish that the income tax payment related to the tax consolidation benefits obtained as of 1999 should be partially paid during the sixth to tenth years subsequent to the date when those benefits were embraced.

The tax consolidation benefits previously mentioned come from:

i)      Tax losses embraced in the tax consolidation which were not amortized individually by the entity which produced them;

ii)     special consolidation items derived from transactions held between the consolidating partnerships and producing benefits;

iii)    loss on disposal of shares individually outstanding of deduction by the holding which produced them; and

iv)   dividends distributed by the holding and which do not come from the net tax profit account (CUFIN) balance and reinvested CUFIN.

•    It is stated that the existing differences between the consolidated CUFIN and reinvested CUFIN balances and the balances of these same accounts of the controlled entities by the Company can produce profits resulting in income tax.

At December 31, 2011, the liability arising from the aforementioned changes in the Income Tax Law amounted to Ps.1,696,886 and is estimated to be incurred as follows:

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

14. DEFERRED TAX ASSETS AND LIABILITIES (continued)

	Year of payment
	2012		2013		2014		2015		2016 and thereafter		Total
Tax losses	Ps.	55,168	Ps.	56,335	Ps.	142,852	Ps.	204,027	Ps.	1,236,124	Ps.	1,694,506
Special consolidation items	274		206		206		—		—		686
Dividends distributed by the subsidiaries not paid from CUFIN or reinvested CUFIN	678		508		508		—		—		1,694
Total	Ps.	56,120	Ps.	57,049	Ps.	143,566	Ps.	204,027	Ps.	1,236,124	Ps.	1,696,886

The Company, through time, has been recognizing a tax liability compensated with income tax from tax loss carryforwards. At December 31, 2011, income tax payable with defined payment dates was classified in the statement of financial position as short and long-term income tax payable for Ps.56,120 and Ps.107,218, respectively. In addition, the remaining liability, for which a settlement date has not yet determined in accordance with the requirements of the Income Tax Law, was included as a component of the deferred income taxes.

15. DEBT

Debt is summarized as follows:

Short-term:

	At January 1, 2010		At December 31, 2010		At December 31, 2011
Bank loans	Ps.	912,141	Ps.	616,722	Ps.	1,577,873
Current portion of long-term debt	1,273,193		1,555,126		43,572
Financing lease liabilities	18,058		21,023		11,762
	Ps.	2,203,392	Ps.	2,192,871	Ps.	1,633,207

Long-term:

	At January 1, 2010		At December 31, 2010		At December 31, 2011
Bank loans	Ps.	15,808,764	Ps.	12,303,810	Ps.	7,490,256
Perpetual notes	3,661,872		3,463,116		3,960,333
Financing lease liabilities	101,366		85,612		21,521
	Ps.	19,572,002	Ps.	15,852,538	Ps.	11,472,110

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

In thousands of Mexican pesos, except where otherwise indicated)

15. DEBT (continued)

The terms, conditions and carrying values of loans are as follows:

Currency	Interest rate	Maturity date	At January 1, 2010	At December 31, 2010	At December 31, 2011
Secured bank loan	USD	LIBOR + 2.875%(a)	2010-2017	Ps.	8,634,389	Ps.	7,902,929	Ps.	—
Perpetual notes	USD	7.75%	(b)	3,661,872	3,463,116	3,960,333
Secured bank loans	Pesos	TIIE + 6.21%	2012-2019	3,302,558	3,310,403	—
Credit line	USD	LIBOR + 0.375%	2016	914,900	—	1,858,098
Credit line	USD	LIBOR + 2%	2016	—	—	1,046,250
Secured bank loans	USD	LIBOR + 2.875%(a)	2010-2014	1,517,151	1,150,094	—
Secured bank loans	Pesos	TIIE + 2.875%(a)	2010-2014	1,014,401	814,755	—
Syndicated loan	Pesos	TIIE + 1.5%	2015-2018	—	—	1,189,919
Credit	USD	LIBOR + 2%	2014-2016	—	—	2,071,783
Credit	USD	LIBOR + 2%	2016	—	—	693,296
Credit	USD	2.78% - 4.7%	2010-2012	466,502	336,132	773,142
Credit	Pesos	8.09% - 11.2%	2010-2016	212,121	64,902	70,301
Credit	Bolivars	8.0% y 13.0%	2010-2012	267,479	229,767	279,813
Credit	Euros	1.9% - 3.11%	2011-2012	—	50,821	50,617
Credit	USD	LIBOR + 2%	2013	49,208	5,558	7,394
Credit	Pesos	TIIE +1.5%	2015-2018	—	—	596,786
Credit	USD	LIBOR + 2%	2012	—	—	474,302
Credit	USD	LIBOR + 2.875%	2010-2012	761,929	569,965	—
Credit	USD	LIBOR + 2%	2010-2011	145,126	40,332	—
Credit	Pesos	11.301% - 11.875%	2010-2014	394,654	—	—
Credit	USD	2.23%	2010	313,680	—	—
Financing lease liability	Pesos	13.02%	2010-2013	119,424	106,635	33,283
Total	Ps.	21,775,394	Ps.	18,045,409	Ps.	13,105,317

(a)  Interest rate in effect until July 20, 2012 and annual step-ups thereafter.

(b)  Redeemable starting 2009 at the Company’s option.

At January 1, 2010 and at December 31, 2010 and 2011, short-term debt bore interest at an average rate of 8.43%, 8.16% and 4.34%, respectively.

At December 31, 2011, the annual maturities of long-term debt outstanding were as follows:

Year	Amount
2013	Ps.	35,295
2014	366,560
2015	441,071
2016	5,177,066
2017 and thereafter	5,452,118
Total	Ps.	11,472,110

On February 18, 2011, the Company paid in advance the outstanding balance of several credit facilities as of December 31, 2010. The total amount of payments made were U.S.$753.3 million and Ps.773.3 million, payments for which the Company used the entirety of the net proceeds from the sale of shares of GFNorte (Note 11), as well as its own resources and others obtained through short term facilities.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

15. DEBT (continued)

Due to the aforementioned payments, the following loan agreements have been terminated:

•             Payment of U.S.$618.3 million corresponding to the loan agreement executed with Deutsche Bank Trust Company Americas, as administrative agent, several banks, and The Bank of New York Mellon as collateral agent, for the financing of U.S.$668.3 million, dated October 16, 2009;

•             Payment of U.S.$88.7 million and Ps.773.3 million corresponding to the syndicated loan agreement executed with BBVA Bancomer, S.A. Institución de Banca Múltiple Grupo Financiero BBVA Bancomer, as administrative agent, several banks, and The Bank of New York Mellon as collateral agent, for the financing of U.S.$197.0 million, dated October 16, 2009;

•             Payment of U.S.$10.4 million corresponding to the unsecured loan agreement executed with ABN Amro Bank, N.V. (which has been transferred to the Royal Bank of Scotland, N.V.) for the financing of U.S.$13.9 million, dated October 16, 2009;

•             Payment of U.S.$16.1 million corresponding to the unsecured loan agreement executed with Barclays Bank, PLC for the financing of U.S.$21.5 million, dated October 16, 2009;

•             Payment of U.S.$17.2 million corresponding to the unsecured loan agreement executed with Standard Chartered Bank (which has been transferred to Mercantil Commercebank, N.A.) for the financing of U.S.$22.9 million, dated October 16, 2009; and

•             Payment of U.S.$2.6 million corresponding to the unsecured loan agreement executed with BNP Paribas for the financing of U.S.$11.8 million, dated October 16, 2009.

On February 21, 2011, the Company concluded all necessary actions required for canceling all pledges granted pursuant to some of the foregoing loan agreements and those related to the Company’s perpetual notes.

As part of the anticipated payment of the debt, the Company canceled debt issuance costs related to these liabilities amounting to Ps.63,815.

The Company has credit line agreements for Ps.4,534 million (U.S.$325 million), from which Ps.935 million (U.S.$67 million) are available as of December 31, 2011. These credit line agreements require a quarterly payment of a commitment fee ranging from 0.2% to 0.9% over the unused amounts.

The outstanding credit agreements contain covenants mainly related to compliance with certain financial ratios and delivery of financial information, which, if not complied with during the period, as determined by creditors, may be considered a cause for early maturity of the debt.

Financial ratios are calculated according to formulas established in the credit agreements. The main financial ratios contained in the credit agreements are the following:

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

15. DEBT (continued)

•            Interest coverage ratio, defined as the ratio of consolidated earnings before interest, tax, depreciation and amortization (EBITDA) to consolidated interest charges, should not be less than 2.50 to 1.00.

•            Leverage ratio, defined as the ratio of total consolidated indebtedness (as described in the credit agreements) to consolidated EBITDA, should not exceed 3.5 to 1.00.

At December 31, 2011, the Company was in compliance with the financial covenants, as well as the delivery of the required financial information.

16. PROVISIONS

The movements of provisions are as follows:

	Labor provisions		Restoration provision		Tax provision		Unregulated labor security obligations
Balance at January 1, 2010	Ps.	211,288	Ps.	65,912	Ps.	16,864	Ps.	35,872
Charge (credit) to income:
Additional provisions	110,062		13,199		6,755		10,750
Unused amounts reversed	—		—		(1,014)		—
Used during the year	(107,133)		(3,502)		(12,481)		—
Exchange differences	(14,035)		(3,855)		627		(18,924)
Balance at December 31, 2010	200,182		71,754		10,751		27,698
Charge (credit) to income:
Additional provisions	157,324		31,148		6,048		15,892
Unused amounts reversed	—		—		(488)		—
Used during the year	(72,696)		—		(1,523)		—
Exchange differences	31,751		12,995		1,830		3,588
Balance at December 31, 2011	Ps.	316,561	Ps.	115,897	Ps.	16,618	Ps.	47,178

Of which current	Ps.	316,561	Ps.	17,801	Ps.	—	Ps.	47,178
Of which non-current	—		98,096		16,618		—

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

16. PROVISIONS (continued)

	Provision for operating plant closure expenditures		Other		Total
Balance at January 1, 2010	Ps.	—	Ps.	430	Ps.	330,366
Charge (credit) to income:
Additional provisions	19,681		144,170		304,617
Unused amounts reversed	—		—		(1,014)
Used during the year	—		(144,287)		(267,403)
Exchange differences	—		(225)		(36,412)
Balance at December 31, 2010	19,681		88		330,154
Charge (credit) to income:
Additional provisions	—		4,604		215,016
Unused amounts reversed	—		—		(488)
Used during the year	(7,256)		(99)		(81,574)
Exchange differences	2,550		8		52,722
Balance at December 31, 2011	Ps.	14,975	Ps.	4,601	Ps.	515,830

Of which current	Ps.	14,975	Ps.	4,601	Ps.	401,116
Of which non-current	—		—		114,714

Labor provisions

a. Workers’ compensation

In the United States, when permitted by law, the Company self insures against workers’ compensation claims.  As claims are filed for workers’ compensation, the Company recognizes an obligation to settle these claims. Actuarial information is used to estimate the expected outflows of economic resources and projected timing of the settlement of these claims.

b. Legal reserve

The Company’s subsidiaries in the United States have established a provision for the probable settlement of a lawsuit presented by a former employee.

c. Labor liabilities

Subsidiaries in Venezuela established a provision for labor claims filed against the Company related to work accidents and the payment of certain labor benefits, and to meet the terms of the collective labor contracts that, as of the date hereof, are still being negotiated with workers’ unions.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

16. PROVISIONS (continued)

Restoration provision

In the United States, the Company has recognized an obligation to remove equipment and leasehold improvements from certain of its leased manufacturing facilities in order to restore the facilities to their original condition, less normal wear and tear as determined by the terms of the lease. The Company has estimated the expected outflows of economic resources associated with these obligations and the probability of possible settlement dates based upon the terms of the lease.  These estimates are used to calculate the present value of the estimated expenditures using the pre-tax rate and taking into account any specific risks associated with these obligations.

Tax provision

In Central America, for the periods from 2005 to 2011, tax authorities have lodged tax assessments against the Company for an amount of Ps.33.7 million (1,250 million colons) in connection with sales and income tax. Based on the criteria of the Company’s management and the opinion of tax consultants hired for the Company’s defense, there is a high probability that a part of these tax assessments will be settled. For this reason, the Company has accrued the necessary amounts to cover the payment of these obligations.

Unregulated labor security obligations

In Venezuela, the Organic Law of Prevention, Conditions and Work Environment (Ley Orgánica de Prevención, Condiciones y Medio Ambiente de Trabajo) establishes the substitution of certain security obligations for other more onerous obligations. This regulation has not been officially released by the Venezuelan government, making it difficult to determine the payment date for this obligation.

Provision for operating plant closure expenditures

This provision was created to cover all expenses related to the closure of a production plant in Venezuela which was surrendered to a government institution due to the expiration of the lease contract, and to cover any damage to the assets to be returned; however, the legal settlement has yet to be concluded.

Other provisions

Estimates due to commitments of the Company in Venezuela including, among others, point of sale promotions to its customers for the exchange of different products, for which it is difficult to determine the specific date to deliver these commitments.

17. OTHER CURRENT LIABILITIES

At January 1, 2010 and at December 31, 2010 and 2011, Other current liabilities include employee benefits payable of Ps.777,481, Ps.730,533 and Ps.959,975, respectively.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

18. EMPLOYEE BENEFITS OBLIGATIONS

Employee benefits obligations recognized in the balance sheet, by country, were as follows:

Country	At January 1, 2010		At December 31, 2010		At December 31, 2011
Mexico	Ps.	212,976	Ps.	265,834	Ps.	275,799
United States	61,926		64,553		72,247
Venezuela	27,181		19,792		22,356
Total	Ps.	302,083	Ps.	350,179	Ps.	370,402

A) MEXICO

In Mexico, labor obligations recognized by the Company correspond to the single-payment retirement plan and seniority premium. The benefits for the retirement plan and seniority premium are defined benefit plans, based on the projected salary at the date in which the employee is assumed to receive the benefits. Currently, the plan operates under Mexican law, which does not require minimum funding.

The Company has decided to recognize actuarial gains and losses immediately in other comprehensive income.

The reconciliation between the initial and final balances of the present value of the defined benefit obligations (DBO) is as follows:

	2010		2011
DBO at beginning of the year	Ps.	248,726	Ps.	306,098
Add (deduct):
Current service cost	23,435		17,496
Financial cost	20,441		20,964
Actuarial losses for the period	18,949		(14,061)
Benefits paid	(5,453)		(15,848)
DBO at end of the year	Ps.	306,098	Ps.	314,649

At January 1, 2010 and at December 31, 2010 and 2011, liabilities relating to vested employee benefits amounted to Ps.156,153, Ps.180,440 and Ps.193,225, respectively.

The reconciliation between the initial and final balances of the employee benefit plan assets at fair value for the years 2010 and 2011 is shown below:

	2010		2011
Plan assets at fair value at beginning of the year	Ps.	35,750	Ps.	40,264
Add (deduct):
Actual return	5,160		(184)
Benefits paid	(646)		(1,230)
Plan assets at fair value at end of the year	Ps.	40,264	Ps.	38,850

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

18. EMPLOYEE BENEFITS OBLIGATIONS (continued)

The following table shows the reconciliation between the present value of the defined benefit obligation and the plan assets at fair value, and the projected net liability included in the balance sheet:

	At January 1, 2010		At December 31, 2010		At December 31, 2011
Employee benefit (assets) liabilities:
DBO	Ps.	248,726	Ps.	306,098	Ps.	314,649
Plan assets	(35,750)		(40,264)		(38,850)
Projected net liability	Ps.	212,976	Ps.	265,834	Ps.	275,799

At December 31, 2010 and 2011, the components of net cost comprised the following:

	2010		2011
Current service cost	Ps.	23,435	Ps.	17,496
Financial cost	20,441		20,964
Estimated return on plan assets	(3,102)		(4,447)
Net cost for the year	Ps.	40,774	Ps.	34,013

The net cost for the year 2010 and 2011 of Ps.40,774 and Ps.34,013, respectively, was recognized as follows:

	2010		2011
Cost of sales	Ps.	4,596	Ps.	2,138
Selling and administrative expenses	36,178		31,875
Net cost for the year	Ps.	40,774	Ps.	34,013

The total amount recognized in other comprehensive income is described below:

	2010		2011
Balance at the beginning of the year	Ps.	—	Ps.	18,949
Actuarial losses that occurred during the year	18,949		(14,061)
Balance at the end of the year	Ps.	18,949	Ps.	4,888

At January 1, 2010 and at December 31, 2010 and 2011, plan assets stated at fair value and related percentages with respect to total plan assets were analyzed as follows:

	At January 1, 2010			At December 31, 2010			At December 31, 2011
Equity securities	Ps.	21,093	59%	Ps.	23,755	63%	Ps.	23,692	61%
Fixed rate securities	14,657		41%	16,509		37%	15,158		39%
Fair value of plan assets	Ps.	35,750	100%	Ps.	40,264	100%	Ps.	38,850	100%

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

18. EMPLOYEE BENEFITS OBLIGATIONS (continued)

The Company has a policy of maintaining at least 30% of its trust assets in Mexican Federal Government instruments. Guidelines have been established for the remaining 70% and investment decisions are taken in accordance with these guidelines to the extent market conditions and available funds allow it.

As of December 31, 2011, the funds maintained in plan assets were considered sufficient to face the Company’s short-term needs; therefore, the Company’s management has determined that for the time being there is no need for additional contributions to increase these assets.

The estimated long-term return on assets is based on the annual recommendations issued by the Actuarial Commission of the Mexican Association of Actuaries. These recommendations consider historical information and future market expectations. The actual return on plan assets during the year 2011 was 11%.

The main actuarial assumptions used were as follows:

	At January 1, 2010	At December 31, 2010	At December 31, 2011
Discount rate	9.00%	7.50%	7.75%
Future increase rate in compensation levels	4.50%	4.50%	4.50%
Estimated return rate on plan assets	9.00%	11.50%	11.00%
Long-term inflation rate	3.50%	3.50%	3.50%

The impact in DBO for a decrease of 25 basis points in the discount rate amounts to Ps.4,598.

The Company does not expect to contribute during the next fiscal year.

B) OTHER COUNTRIES

In the United States, the Company has a savings and investment plan that incorporates voluntary employee 401(k) contributions with matching contributions from the Company in this country. For the years ended December 31, 2010 and 2011, total expenses related to this plan amounted to Ps.6,219 and Ps.1,334, respectively (U.S.$492 and U.S.$107 thousand, respectively). At January 1, 2010 and at December 31, 2010 and 2011, the liability recognized for these items amounted to Ps.61,926, Ps.64,553 and Ps.72,247, respectively (U.S. $4,738, U.S.$5,227 and U.S$5,179 thousand, respectively).

In Venezuela, the Company determines severance payments for employment termination, in accordance with the local Labor Law and collective agreements, and transfers these amounts to a trust for each worker. Contributions to each trust are recognized in the income statement when incurred. Collective agreements include additional benefits upon employment termination and the Company recognizes a liability when the right to receive these benefits is irrevocable. At January 1, 2010 and at December 31, 2010 and 2011, the liability recognized for these items amounted to Ps.27,181, Ps.19,792, and Ps.22,356, respectively.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

19. EQUITY

A)  COMMON STOCK

At January 1, 2010 and at December 31, 2010 and 2011, the Company’s outstanding common stock consisted of 563,650,709 Series “B” shares, with no par value, fully subscribed and paid, which can only be withdrawn with stockholders’ approval, and 1,523,900 shares held in Treasury.

B)  RETAINED EARNINGS

In accordance with Mexican Corporate Law, the legal reserve must be increased annually by 5% of annual net profits until it reaches a fifth of the fully paid common stock amount. The legal reserve is included within retained earnings.

Dividends paid are not subject to income tax if paid from the Net Tax Profit Account (CUFIN) and will be taxed at a rate that fluctuates between 32% and 35% if they are paid from the reinvested Net Tax Profit Account. Dividends paid that exceed CUFIN and reinvested CUFIN are subject to an income tax payable at a rate of 30% if paid in 2011. The tax is payable by the Company and may be credited against the normal income tax payable by the Company in the year in which the dividends are paid or in the following two years or, if appropriate, against the flat rate tax for the year. Dividends paid from earnings previously taxed are not subject to any withholding or additional tax payment.

C)  PURCHASE OF COMMON STOCK

The Stockholders’ Meeting approved a Ps.650,000 reserve to repurchase the Company’s own shares. The total amount of repurchased shares cannot exceed 5% of total equity. The difference between the acquisition cost of the repurchased shares and their stated value, composed of common stock and share premium, is recognized as part of the reserve to repurchase the Company’s own shares, which is included within retained earnings from prior years. The gain or loss on the sale of the Company’s own shares is recorded in retained earnings. As of December 31, 2011, the Company carried out net purchases of 1,523,900 of its own shares with a market value of Ps.40,231 at that date.

D) FOREIGN CURRENCY TRANSLATION ADJUSTMENTS

Foreign currency translation adjustments consisted of the following as of December 31:

	2010		2011
Balance at beginning of year	Ps.	—	Ps.	(1,282,185)
Effect of the year from translating net investment in foreign subsidiaries	(1,578,821)		2,018,314
Exchange differences arising from foreign currency liabilities accounted for as a hedge of the Company’s net investments in foreign subsidiaries	296,636		(813,101)
	Ps.	(1,282,185)	Ps.	(76,972)

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

19. EQUITY (continued)

The investment that the Company maintains in its operations in the United States and Europe generated a hedge of up to U.S.$375 and U.S.$478 million at December 31, 2010 and 2011, respectively.

At December 31, 2010 and 2011, the accumulated effect of translating net investment in foreign subsidiaries impacted non-controlling interest in the amounts of Ps.(536,126) and Ps.(143,668), respectively.

20. FINANCIAL INSTRUMENTS

A) FINANCIAL INSTRUMENTS BY CATEGORY

The carrying values of financial instruments by category are presented below:

	At January 1, 2010
	Loans, receivables and liabilities at amortized cost		Financial assets at fair value through profit or loss		Hedge derivatives		Total categories
Financial assets:
Cash and cash equivalents	Ps.	1,880,663	Ps.	—	Ps.	—	Ps.	1,880,663
Trading investments	—		127,293		—		127,293
Derivative financial instruments	—		55,749		—		55,749
Accounts receivable	5,670,752		—		—		5,670,752
Non-current notes and accounts receivable	543,295		—		—		543,295

Financial liabilities:
Current debt	Ps.	2,203,392	Ps.	—	Ps.	—	Ps.	2,203,392
Trade accounts payable and other accounts payable	3,564,372		—		—		3,564,372
Derivative financial instruments	—		11,935		—		11,935
Long-term debt	19,572,002		—		—		19,572,002
Other liabilities (excludes non-financial liabilities)	107,668		—		—		107,668

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

20. FINANCIAL INSTRUMENTS (continued)

	At December 31, 2010
	Loans, receivables and liabilities at amortized cost		Financial assets at fair value through profit or loss		Hedge derivatives		Total categories
Financial assets:
Cash and cash equivalents	Ps.	21,317	Ps.	—	Ps.	—	Ps.	21,317
Trading investments	—		79,577		—		79,577
Derivative financial instruments	—		13,137		—		13,137
Accounts receivable	5,017,797		—		—		5,017,797
Non-current notes and accounts receivable	474,834		—		—		474,834

Financial liabilities:
Current debt	Ps.	2,192,871	Ps.	—	Ps.	—	Ps.	2,192,871
Trade accounts payable and other accounts payable	3,601,829		—		—		3,601,829
Derivative financial instruments	—		4,863		—		4,863
Long-term debt	15,852,538		—		—		15,852,538
Other liabilities (excludes non-financial liabilities)	96,834		—		—		96,834

	At December 31, 2011
	Loans, receivables and liabilities at amortized cost		Financial assets at fair value through profit or loss		Hedge derivatives		Total categories
Financial assets:
Cash and cash equivalents	Ps.	1,179,651	Ps.	—	Ps.	—	Ps.	1,179,651
Trading investments	—		140,255		—		140,255
Derivative financial instruments	—		88,537		14,876		103,413
Accounts receivable	7,127,208		—		—		7,127,208
Non-current notes and accounts receivable	515,478		—		—		515,478

Financial liabilities:
Current debt	Ps.	1,633,207	Ps.	—	Ps.	—	Ps.	1,633,207
Trade accounts payable and other accounts payable	5,544,105		—		—		5,544,105
Derivative financial instruments	—		46,013		—		46,013
Long-term debt	11,472,110		—		—		11,472,110
Other liabilities (excludes non-financial liabilities)	45,734		—		—		45,734

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

20. FINANCIAL INSTRUMENTS (continued)

B) FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, recoverable income tax, trade accounts payable, short-term debt, and other current liabilities approximate their fair value, due to their short maturity. In addition, the net book value of accounts receivable and recoverable taxes represent the expected cash flow to be received.

The estimated fair value of the Company’s financial instruments is as follows:

	At January 1, 2010
	Carrying amount		Fair value
Assets:
Interest and capital bonds	Ps.	127,293	Ps.	127,293
Derivative financial instruments - corn	14,217		14,217
Derivative financial instruments - other raw materials	39,353		39,353
Long-term notes receivable	8,768		4,859
Liabilities:
Perpetual bonds in U.S. dollars bearing fixed interest at an annual rate of 7.75%	3,661,900		3,666,135
Long-term debt	17,201,352		18,231,481
Derivative financial instruments - other raw materials	4,526		4,526
Derivative financial instruments - interest rate	7,133		7,133

	At December 31, 2010
	Carrying amount		Fair value
Assets:
Interest and capital bonds	Ps.	79,577	Ps.	79,577
Derivative financial instruments - other raw materials (1)	(4,863)		(4,863)
Long-term notes receivable	175,653		153,285
Liabilities:
Perpetual bonds in U.S. dollars bearing fixed interest at an annual rate of 7.75%	3,463,116		3,667,950
Long-term debt	13,965,569		15,007,339
Derivative financial instruments - exchange rate	4,863		4,863

(1) At December 31, 2010, the balance of derivative financial instruments for Ps.13,137 was comprised of: (a) margin calls required due to price variations of the underlying asset for Ps.17,258, to be applied against payments, and (b) an unfavorable effect in the valuation of open positions of derivatives at the end of the year for Ps.4,121.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

20. FINANCIAL INSTRUMENTS (continued)

	At December 31, 2011
	Carrying amount		Fair value
Assets:
Interest and capital bonds	Ps.	140,255	Ps.	140,255
Derivative financial instruments - exchange rate	88,537		88,537
Derivative financial instruments - corn	14,876		14,876
Long-term notes receivable	189,044		165,157
Liabilities:
Perpetual bonds in U.S. dollars bearing fixed interest at an annual rate of 7.75%	3,960,333		4,192,115
Long-term debt	7,567,111		7,621,786
Derivative financial instruments - other raw materials	45,922		45,922

The fair values were determined by the Company as follows:

•                  The fair values of perpetual bonds and derivative financial instruments were determined based on available market prices and/or estimates using market data information and appropriate valuation methodologies for similar instruments.

•                  The fair value for the rest of the long-term debt was based on the present value of the cash flows discounted at interest rates based on readily observable market inputs.

C) DERIVATIVE FINANCIAL INSTRUMENTS

At January 1, 2010 derivative financial instruments comprised the following:

Fair value
Type of contract	Notional amount	Asset	Liability

Corn futures	2,520,000 Bushels	Ps.	6,934	Ps.	—
Corn options	4,410,000 Bushels	7,283	—
Natural gas swaps and options 2011	1,710,000 Mmbtu	1,201	—
Diesel swaps	9,324,000 Gallons	38,152	—
Diesel swaps	441,000 Gallons	—	4,526
Interest rate swaps	$20,000,000 USD	—	7,133

At December 31, 2009, open positions of corn, natural gas and diesel derivatives were recorded at fair value. These instruments did not qualify as hedge accounting and represented a favorable effect of Ps.63,769, which was recognized in income.

Operations terminated at December 31, 2009 on corn, natural gas and diesel derivatives represented an unfavorable effect of Ps.121,631.

Exchange rate derivative financial instruments were recorded at fair value. At December 31, 2009, there were no open positions on these instruments.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

20. FINANCIAL INSTRUMENTS (continued)

Operations terminated at December 31, 2009 on exchange rate derivatives represented a loss of Ps.485,261, which was recognized in income.

At December 31, 2009, the Company had margin calls of Ps.2,180, which were required due to price variations of the underlying asset to be applied against payments.

At December 31, 2010 derivative financial instruments comprised the following:

		Fair value
Type of contract	Notional amount	Asset		Liability

Natural gas swaps and options 2011	2,090,000 Mmbtu	Ps.	—	Ps.	5,714
Diesel swaps	252,000 Gallons	1,593		—
Exchange rate forwards	$42,739,822 USD	—		4,863

At December 31, 2010, the Company had no open positions of corn derivatives. Open positions of natural gas and diesel were recorded at fair value. These instruments did not qualify as hedge accounting and represented an unfavorable effect of Ps.13,228, which was recognized in income.

Operations terminated at December 31, 2010 on corn, natural gas and diesel derivatives represented an unfavorable effect of Ps.42,970.

Exchange rate derivative financial instruments were recorded at fair value. At December 31, 2010, open positions on these instruments represented an unfavorable effect of approximately Ps.4,863, which was recognized in income for that year.

Operations terminated at December 31, 2010 on exchange rate derivatives represented a loss of Ps.21,464, which was recognized in income.

At December 31, 2010, the Company had margin calls of Ps.17,258, which were required due to price variations of the underlying asset to be applied against payments.

At December 31, 2011 derivative financial instruments comprised the following:

		Fair value
Type of contract	Notional amount	Asset		Liability

Corn futures	2,090,000 Bushels	Ps.	6,915	Ps.	—
Corn options	2,560,000 Bushels	7,961		—
Natural gas swaps 2012-2013	3,840,000 Mmbtu	—		45,922
Exchange rate forwards	$106,000,000 USD	88,537		—

At December 31, 2011, open positions of corn and natural gas derivatives were recorded at fair value. Financial instruments that qualify as hedge accounting represented a favorable effect of Ps.14,876, which was recognized as comprehensive income in equity. Financial instruments that did not qualify as hedge accounting represented an unfavorable effect of Ps.40,207, which was recognized in the income statement.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

20. FINANCIAL INSTRUMENTS (continued)

Operations terminated at December 31, 2011 on corn and natural gas derivatives represented an unfavorable effect of Ps.52,626.

Exchange rate derivative financial instruments were recorded at fair value. At December 31, 2011, open positions on these instruments represented a favorable effect of approximately Ps.93,400 thousand, which was recognized in income for the year.

Operations terminated at December 31, 2011 on exchange rate derivatives represented a favorable effect of Ps.207,250.

At December 31, 2011, the Company had no revolving funds denominated “margin calls”, which were required due to price variations of the underlying asset to be applied against payments.

D) FAIR VALUE HIERARCHY

A three-level hierarchy is used to measure and disclose fair values. An instrument’s categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation.

The following is a description of the three hierarchy levels:

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

a. Determination of fair value

When available, the Company generally uses quoted market prices to determine fair value and classifies such items in Level 1. If quoted market prices are not available, fair value is valued using industry standard valuation models. When applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs, including interest rates, currency rates, volatilities, etc. Items valued using such inputs are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be some inputs that are readily observable. In addition, the Company considers assumptions for its own credit risk and the respective counterparty risk.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

20. FINANCIAL INSTRUMENTS (continued)

b. Measurement

Assets and liabilities measured at fair value are summarized below:

	At January 1, 2010
	Level 1		Level 2		Level 3		Total
Assets:
Interest and capital bonds	Ps.	—	Ps.	127,293	Ps.	—	Ps.	127,293
Plan assets — seniority premium fund	35,750		—		—		35,750
Derivative financial instruments — corn and other raw materials	55,768		—		—		55,768
	Ps.	91,518	Ps.	127,293	Ps.	—	Ps.	218,811

Liabilities:
Derivative financial instruments — other raw materials	Ps.	4,810	Ps.	—	Ps.	—	Ps.	4,810
Derivative financial instruments — interest rate	—		—		7,133		7,133
	Ps.	4,810	Ps.	—	Ps.	7,133	Ps.	11,943

	At December 31, 2010
	Level 1		Level 2		Level 3		Total
Assets:
Interest and capital bonds	Ps.	—	Ps.	79,577	Ps.	—	Ps.	79,577
Plan assets — seniority premium fund	40,264		—		—		40,264
Derivative financial instruments — corn and other raw materials	13,137		—		—		13,137
	Ps.	53,401	Ps.	79,577	Ps.	—	Ps.	132,978

Liabilities:
Derivative financial instruments — exchange rate	Ps.	—	Ps.	—	Ps.	4,863	Ps.	4,863

	At December 31, 2011
	Level 1		Level 2		Level 3		Total
Assets:
Interest and capital bonds	Ps.	—	Ps.	140,255	Ps.	—	Ps.	140,255
Plan assets — seniority premium fund	38,850		—		—		38,850
Derivative financial instruments — corn	14,876		—		—		14,876
Derivative financial instruments — exchange rate	—		88,537		—		88,537
	Ps.	53,726	Ps.	228,792	Ps.	—	Ps.	282,518

Liabilities:
Derivative financial instruments — other raw materials	Ps.	—	Ps.	—	Ps.	46,013	Ps.	46,013

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

20. FINANCIAL INSTRUMENTS (continued)

Level 1 - Quoted prices for identical instruments in active markets

Financial instruments that are negotiated in active markets are classified as Level 1. The valuation techniques and the inputs used in the Company’s financial statements to measure the fair value include the following:

•        Quoted market prices of corn listed on the Chicago Board of Trade.

•        Quoted market prices of natural gas listed on the NYMEX Exchange.

Level 2 - Quoted prices for similar instruments in active markets

Financial instruments that are classified as Level 2 refer mainly to quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, as well as model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 - Valuation techniques

The Company has classified as Level 3 those financial instruments whose fair values are obtained using valuation models that include observable inputs but also include certain unobservable inputs. For the Company, the unobservable input included in the valuation of its liability positions refers solely to the Company’s own credit risk.

The table below includes a roll-forward of the balance sheet amounts for the years ended December 31, 2010 and 2011 for financial instruments classified by the Company within Level 3 of the valuation hierarchy. When a determination is made to classify a financial instrument within Level 3, it is due to the use of significant unobservable inputs. However, Level 3 financial instruments typically include, in addition to the unobservable or level 3 components, observable components (that is, components that are actively quoted and can be validated to external sources); accordingly, the gains and losses in the table below include changes in fair value due, in part, to observable factors that are part of the valuation methodology:

	Derivative financial instruments — interest rate		Derivative financial instruments — exchange rate		Derivative financial instruments — other raw materials
Initial balance at January 1, 2010	Ps.	7,133	Ps.	—	Ps.	—
Losses recognized in the income statement	811		4,863		—
Net settlements paid	(7,944)		—		—
Ending balance as of December 31, 2010	Ps.	—	Ps.	4,863	Ps.	—
Losses recognized in the income statement	—		—		46,013
Net settlements paid	—		(4,863)		—
Ending balance as of December 31, 2011	Ps.	—	Ps.	—	Ps.	46,013

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

21. OTHER EXPENSES, NET

Other expenses, net comprised the following:

	2010		2011
Expenses related to Venezuela legal proceedings	Ps.	(403,712)	Ps.	—
Net loss from sale of fixed assets	(26,912)		(4,201)
Net (loss) gain from sale of scrap	(704)		1,084
Impairment loss on long-lived assets	—		(93,808)
Cost of written-down fixed assets	—		(52,271)
Current employees’ statutory profit sharing	(50,361)		(36,959)
Non-recoverable cost of damaged assets	(37,043)		(17,695)
Total	Ps.	(518,732)	Ps.	(203,850)

22. EMPLOYEE BENEFIT EXPENSES

Employee benefit expenses are comprised of the following:

	2010		2011
Salaries, wages and benefits (including termination benefits)	Ps.	3,836,491	Ps.	4,814,297
Social security contributions	338,119		399,078
Employment benefits (Note 18)	56,148		35,347
Total	Ps.	4,230,758	Ps.	5,248,722

23.  INCOME TAX EXPENSE

A)  INCOME BEFORE INCOME TAX

The domestic and foreign components of income before income tax are the following:

	For the year ended December 31,
	2010		2011
Domestic	Ps.	665,708	Ps.	5,995,927
Foreign	813,339		1,626,467
	Ps.	1,479,047	Ps.	7,622,394

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

23.  INCOME TAX EXPENSE (continued)

B)  COMPONENTS OF INCOME TAX EXPENSE

The components of income tax expense are the following:

	2010		2011

Current tax:
Current tax on profits for the year	Ps.	(669,498)	Ps.	(866,734)
Adjustments in respect of prior years	90,768		(137,512)
Total current tax	(578,730)		(1,004,246)

Deferred tax:
Origin and reversal of temporary differences	(260,831)		(1,035,147)
Offsetting of income tax from foreign dividends	—		232,821
Total deferred tax	(260,831)		(802,326)

Total income tax expense	Ps.	(839,561)	Ps.	(1,806,572)

Domestic federal, foreign federal and state income taxes in the consolidated statements of income consisted of the following components:

	For the year ended December 31,
	2010		2011
Current:
Domestic federal	Ps.	(179,565)	Ps.	(316,407)
Foreign federal	(355,500)		(644,174)
Foreign state	(43,665)		(43,665)
	(578,730)		(1,004,246)
Deferred:
Domestic federal	(271,451)		(896,374)
Foreign federal	17,765		88,634
Foreign state	(7,145)		5,414
	(260,831)		(802,326)
Total income taxes	Ps.	(839,561)	Ps.	(1,806,572)

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

23.  INCOME TAX EXPENSE (continued)

C)  RECONCILIATION OF FINANCIAL AND TAXABLE INCOME

For the years ended December 31, 2010 and 2011, the reconciliation between statutory income tax amounts and the effective income tax amounts is summarized as follows:

	2010		2011
Statutory federal income tax (30% for 2010 and 2011, respectively)	Ps.	(443,714)	Ps.	(2,286,719)
Foreign dividends	(278,705)		—
Effects related to inflation	(197,016)		119,454
Foreign income tax rate differences	(88,238)		(67,105)
Offsetting of income tax from foreign dividends	—		232,821
Tax loss carryforwards used	248,031		186,772
Non-deductible expenses related with legal proceedings in Venezuela	(80,727)		—
Prior year adjustments and others	808		8,204
Effective income tax (56.8% and 23.7% for 2010 and 2011, respectively)	Ps.	(839,561)	Ps.	(1,806,572)

On December 7, 2009 several dispositions of the Income Tax Law were reformed, added or derogated. Among these modifications was the establishment of an income tax rate of 30% for the years 2010 through 2012, 29% for 2013 and 28% from 2014 onwards.

24. COMMITMENTS

A) OPERATING LEASES

The Company is leasing certain facilities and equipment under long-term lease agreements in effect through 2026, which include an option for renewal. These agreements are recognized as operating leases, since the contracts do not transfer substantially all risks and advantages inherent to ownership.

Future minimum lease payments under operating lease agreements are as follows:

	2010		2011
No later than 1 year	Ps.	514,493	Ps.	624,025
Later than 1 year and no later than 5 years	1,050,232		1,290,301
Later than 5 years	523,946		801,660
	Ps.	2,088,671	Ps.	2,715,986

Rental expense was approximately Ps.745,613 and Ps.701,370 for the years ended December 31, 2010 and 2011, respectively.

The Company has a lease agreement of an aircraft for a 10-year term, which includes an early purchase option on the following dates: (a) on the fifth anniversary for a total of U.S.$34.7 million and (b) on the seventh anniversary for a total of U.S.$31.6 million.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

24. COMMITMENTS (continued)

B) FINANCE LEASES

At January 1, 2010 and at December 31, 2010 and 2011, the net carrying values of assets recorded under finance leases totaled Ps.162,446, Ps.138,407 and Ps.20,922, respectively, and corresponded to transportation and production equipment.

Future minimum lease payments under finance lease agreements are as follows:

	2010		2011
No later than 1 year	Ps.	37,516	Ps.	13,515
Later than 1 year and no later than 5 years	91,406		23,805
	128,922		37,320
Future finance charges on finance leases	(22,287)		(4,037)
Present value of finance lease liabilities	Ps.	106,635	Ps.	33,283

The present value of finance lease liabilities is as follows:

	2010		2011
No later than 1 year	Ps.	33,545	Ps.	12,432
Later than 1 year and no later than 5 years	73,090		20,851
Total	Ps.	106,635	Ps.	33,283

Finance lease agreements include purchase options at fair value at the end of the lease. Additionally, the contracts include the option to renew or extend the lease term for the same amount for each respective contract.

C) OTHER COMMITMENTS

At December 31, 2011, the Company had various outstanding commitments to purchase commodities and raw materials in the United States for approximately Ps.3,742,213 (U.S.$268,259 thousand) and in Mexico for approximately Ps.4,491,900 (U.S.$322,000 thousand), which will be delivered during 2012. The Company has concluded that there are not embedded derivatives resulting from these contracts.

At December 31, 2011, the Company had outstanding commitments to purchase machinery and equipment in Mexico and the United States amounting to approximately Ps.255,724.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

25. CONTINGENCIES

MEXICO

Asset Tax Claim.- The Secretaría de Hacienda y Crédito Público, or Ministry of Finance and Public Credit, has lodged tax assessments against the Company for an amount of Ps.34.3 million plus penalties, updates and charges, in connection with the asset tax returns for the year 1997. The Company has filed several appeals to obtain an annulment of these assessments.

Income Tax Claim.- The Secretaría de Hacienda y Crédito Público has lodged tax assessments against the Company for the amount of Ps.93.5 million in connection with withholding on interest payments to its foreign creditors for the years 2000, 2001 and 2002. Mexican authorities claim that the Company should have withheld a higher rate than the 4.9% withheld. The Company intends to defend against these claims vigorously.

The Company believes that the outcome of these claims will not have an adverse effect on its financial position, results of operations, or cash flows.

CNBV Investigation.- On December 8, 2009, the Surveillance Office of the Comisión Nacional Bancaria y de Valores (the Mexican National Banking and Securities Commission, or CNBV) began an investigation into the Company in respect of the timely disclosure of material events reported through the Mexican Stock Exchange during the end of 2008 and throughout 2009, in connection with the Company’s foreign exchange derivative losses and the subsequent conversion of the realized losses into debt. In 2011, the CNBV commenced an administrative proceeding against the Company for alleged infringements to applicable legislation. The Company has participated in this proceeding in order to demonstrate its compliance with current legislation and to adopt applicable defenses as deemed appropriate in order to protect Gruma’s interests. As of this date, the aforementioned proceeding is ongoing, and the CNBV has not issued a final resolution in connection therewith.

The Company intends to vigorously defend against these actions and proceedings. It is the opinion of the Company that the outcome of this proceeding will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

UNITED STATES

Labor and Employment Related Claim.- On March 24, 2009, Guadalupe Arevalo, a former employee, filed a class action complaint for damages and equitable relief, currently being heard by the Superior Court of the State of California, County of Los Angeles, for an alleged: (1) failure to pay minimum or contractual wages, pay overtime, and provide accurate wage statements, in violation of the California Labor Code; (2) failure to pay wages due to former employees at the time of resignation and/or discharge; and (3) violation to certain provisions of the California Business and Professions Code. On June 10, 2010, the plaintiff filed a second amended complaint incorporating an additional cause of action for failure to provide meal periods as required by law. The parties reached a court approved settlement on March 26, 2012, and the case has been dismissed.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

25. CONTINGENCIES (continued)

Product Labeling Claim.- Mary Henderson brought a class action lawsuit against Gruma Corporation for (1) false advertising under the Lanham Act, (2) violations of California’s Unfair Competition Law, (3) violations of California’s False Advertising Law, and (4) violations of the California Consumer Legal Remedies Act. The complaint alleged that Gruma Corporation’s labeling of its guacamole flavored dip and spicy bean dip products is false and misleading. The complaint was subsequently amended to dismiss the Company under the Lanham Act claim. The case was settled for Ps.42 (U.S.$3 thousand) and has been dismissed.

VENEZUELA

Expropriation Proceedings by the Venezuelan Government.- On May 12, 2010, the Bolivarian Republic of Venezuela (the “Republic”) published in the Official Gazette of Venezuela decree number 7,394 (the “Expropriation Decree”), which announced the forced acquisition of all goods, movables and real estate of the Company’s subsidiary in Venezuela, Molinos Nacionales, C.A. (“MONACA”). The Republic has expressed to GRUMA’s representatives that the Expropriation Decree extends to the Company’s subsidiary Derivados de Maíz Seleccionado, C.A. (“DEMASECA”).

As stated in the Expropriation Decree and in accordance with the Venezuelan Expropriation Law (the “Expropriation Law”), the taking of legal ownership can occur either through an “Amicable Administrative Arrangement” or a “Judicial Order”. Each process requires certain steps as indicated in the Expropriation Law, neither of which has occurred. Therefore, as of this date, no formal transfer of title of the assets covered by the Expropriation Decree has taken place. The negotiations are ongoing.

GRUMA’s interests in MONACA and DEMASECA are held through two Spanish companies Valores Mundiales, S.L. (“Valores Mundiales”) and Consorcio Andino, S.L. (“Consorcio Andino”). In 2010, Valores Mundiales and Consorcio Andino (collectively, the “Investors”) commenced negotiations with the Republic with the intention of reaching an amicable settlement. GRUMA has participated in these negotiations with a view to continuing its presence in Venezuela by potentially entering into a joint venture with the Venezuelan government, that could also include compensation, or, absent a joint venture arrangement, GRUMA may receive compensation for the assets subject to expropriation, which the law requires be fair and reasonable. Those negotiations are ongoing.

The Republic and the Kingdom of Spain are parties to a Treaty on Reciprocal Promotion and Protection of Investments, dated November 2, 1995 (the “Investment Treaty”), under which the Investors may settle investment disputes by means of arbitration before the International Centre for Settlement of Investment Disputes (“ICSID”). On November 9, 2011, the Investors, MONACA and DEMASECA provided formal notice to the Republic that an investment dispute had arisen as a consequence of the Expropriation Decree and related measures adopted by the Republic. In that notification, the Investors, MONACA and DEMASECA also agreed to submit the dispute to ICSID arbitration if the parties are unable to reach an amicable agreement.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

25. CONTINGENCIES (continued)

The negotiations with the government are ongoing, and the Company cannot assure that those negotiations will be successful or will result in the Investors receiving adequate compensation, if any, for their investments subject to the Expropriation Decree. Additionally, the Company cannot predict the results of any arbitral proceeding, or the ramifications that costly and prolonged legal disputes could have on its results of operations or financial position, or the likelihood of collecting a successful arbitration award. As a result, the net impact of this matter on the Company’s consolidated financial results cannot be reasonably estimated. The Company and its subsidiaries reserve and intend to continue to reserve the right to seek full compensation for any and all expropriated assets and investments under applicable law, including investment treaties and customary international law.

The Venezuelan government has not taken physical control of the assets of MONACA or DEMASECA and has not taken control of their operations. In consequence, GRUMA can validly and legally assert that, as of this date, Valores Mundiales and Consorcio Andino have full legal ownership of MONACA’s and DEMASECA’s rights, interest, shares and assets, respectively, and full control of all operational or managerial decisions of MONACA and DEMASECA, which will not cease until GRUMA, through Valores Mundiales and Consorcio Andino, finally agree with the Venezuelan government on the terms and conditions to transfer such assets in accordance with the legal and business schemes that are currently in negotiations with the government of Venezuela.

Pending resolution of this matter, based on preliminary valuation reports, no impairment charge on GRUMA’s net investment in MONACA and DEMASECA has been identified. The Company is also unable to estimate the value of any future impairment charge, if one will be taken, or to determine whether MONACA and DEMASECA will need to be accounted for as a discontinued operation. The historical value as of December 31, 2011 of the net investment in MONACA and DEMASECA was Ps.2,271,178 and Ps.165,969, respectively. The Company does not maintain insurance for the risk of expropriation of its investments.

Below is financial information regarding MONACA as of December 31, 2010 and 2011 (there are no material transactions between MONACA and the Group that need to be eliminated):

	At December 31, 2010		At December 31, 2011
Current assets	Ps.	2,139,422	Ps.	3,656,758
Non-current assets	1,481,982		2,182,293
Total assets	3,621,404		5,839,051
Percentage from consolidated total assets	9.3%		13.1%

Current liabilities	1,904,852		2,699,514
Non-current liabilities	26,713		22,356
Total liabilities	1,931,565		2,721,870
Percentage from consolidated total liabilities	6.8%		10.1%

Total net assets	1,689,839		3,117,181
Percentage from consolidated total net assets	15.8%		17.6%

Non-controlling interest	458,622		846,003
Interest of Gruma in total net assets	Ps.	1,231,217	Ps.	2,271,178

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

25. CONTINGENCIES (continued)

The condensed statements of income for MONACA for the years ended December 31, 2010 and 2011, are as follows:

	For the year ended December 31,
	2010		2011
Net sales	Ps.	5,331,063	Ps.	9,080,552
Percentage from consolidated net sales	11.4%		15.8%

Operating income	37,647		673,588
Percentage from consolidated operating income	1.5%		20.2%

Net (loss) income	(169,225)		681,586
Percentage from consolidated net income	(26.5)%		11.7%

Intervention Proceedings by the Venezuelan Government.- On December 4, 2009, the Eleventh Investigations Court for Criminal Affairs of Caracas issued an order authorizing the precautionary seizure of assets of all corporations in which Ricardo Fernández Barrueco had any direct or indirect interest. As a result of Ricardo Fernández Barrueco’s former indirect ownership of MONACA and DEMASECA, these subsidiaries were subject to the precautionary seizure. The Ministry of Finance of Venezuela, in light of the precautionary measure ordered by the Eleventh Investigations Court for Criminal Affairs of Caracas, has made several designations of individuals as special managers and representatives on behalf of the Republic of Venezuela of the shares that were previously owned indirectly by Ricardo Fernández Barrueco in MONACA and DEMASECA, the last designation was on January 14, 2011.

As a result of the foregoing, MONACA and DEMASECA, as well as Consorcio Andino, S.L. and Valores Mundiales, S.L., as holders of the Venezuelan subsidiaries, have filed a petition as aggrieved third-parties to the proceedings against Ricardo Fernández Barrueco, as a challenge to the precautionary measures, the seizure and all related actions. MONACA has also filed for corresponding legal remedies. On November 19, 2010, the Eleventh Investigations Court for Criminal Affairs of Caracas issued a ruling regarding the petitions, in which, the court recognized that MONACA and DEMASECA are companies wholly controlled by Valores Mundiales, S.L. and Consorcio Andino, S.L, respectively. However, the precautionary measures of seizure issued on December 4, 2009 were upheld by the court, despite the court’s recognition of MONACA and DEMASECA’s ownership. In virtue of the aforementioned, an appeal has been filed, which is pending resolution as of this date.

The People’s Defense Institute for the Access of Goods and Services of Venezuela (“INDEPABIS”) issued an order, on a precautionary basis, authorizing the temporary occupation and operation of MONACA for a period of 90 calendar days from December 16, 2009, which was renewed for the same period on March 16, 2010. The order expired on June 16, 2010 and as of the date hereof MONACA has not been notified of any extension or similar measure. INDEPABIS has also initiated a regulatory proceeding against MONACA in connection with alleged failure to comply with regulations governing precooked corn flour and for allegedly refusing to sell this product as a result of the December 4, 2009 precautionary asset seizure described above. The Company filed an appeal against these proceedings which has not been resolved as of the date hereof.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

25. CONTINGENCIES (continued)

Additionally, INDEPABIS initiated an investigation of DEMASECA and issued an order, on a precautionary basis, authorizing the temporary occupation and operation of DEMASECA for a period of 90 calendar days from May 25, 2010, which was extended until November 21, 2010. INDEPABIS issued a new precautionary measure of occupation and temporary operation of DEMASECA, valid for the duration of this investigation. DEMASECA has challenged these measures but as of the date hereof, no resolution has been issued. The proceedings are still ongoing.

The Company intends to exhaust all legal remedies available in order to safeguard and protect the Company’s legitimate interests.

Tax Claims.- The Venezuelan tax authorities have lodged certain assessments against MONACA, one of the Company’s Venezuelan subsidiaries, related to income tax returns for the years 1998 and 1999, which amounted to Ps.9,709 (U.S.$696 thousand), plus related Value Added Tax deficiencies in the amount of  Ps.460 (U.S.$33.2 thousand). The case has been appealed and is pending a final decision. Any tax liability arising from the resolution of these claims will be assumed by the previous shareholder, International Multifoods Corporation, in accordance with the purchase agreement by which the Company acquired MONACA. Likewise, MONACA has filed claims with the fiscal authorities in the corresponding tax courts for the amount of Ps.9,068 (U.S.$650 thousand). This matter is pending resolution.

Labor Lawsuits.- In the past, MONACA was named in three labor lawsuits (two brought by Caleteros, as defined below, and one stemming from a workplace accident) seeking damages in the amount of Ps.17,438 (U.S.$1,250 thousand). The lawsuits and claims are related to issues and rights such as profit sharing, social security, vacation, seniority and indemnity payment issues. The “Caleteros” who brought the claims are third parties who help freighters unload goods.

Finally, the Company and its subsidiaries are involved in various pending litigations filed in the normal course of business. It is the opinion of the Company that the outcome of these proceedings will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

26.  RELATED PARTIES

Related party transactions were carried out at market value.

A)  SALES OF GOODS

	For the year ended December 31,
	2010		2011
Entities that have significant influence over the entity	Ps.	21,599	Ps.	41,519

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

26.  RELATED PARTIES (continued)

B)  PURCHASES OF GOODS AND SERVICES

	For the year ended December 31,
	2010		2011
Purchases of goods:
Entities that have significant influence over the entity	Ps.	1,239,716	Ps.	1,836,942

Purchases of services:
Entities that have significant influence over the entity	113,004		110,239
	Ps.	1,352,720	Ps.	1,947,181

C)  KEY MANAGEMENT PERSONNEL COMPENSATION

Key management includes Board members, alternate Board members, officers and members of the Audit Committee and Corporate Practice Committee. The compensation paid to key management for employee services is shown below:

	2010		2011
Salaries and other short-term employee benefits	Ps.	149,588	Ps.	186,707
Termination benefits	—		20,227
Total	Ps.	149,588	Ps.	206,934

At December 31, 2010 and 2011, the reserve for deferred compensation amounted to Ps.53.7 and Ps.49.8 million, respectively.

D)  BALANCES WITH RELATED PARTIES

At January 1, 2010 and at December 31, 2010 and 2011, the balances with related parties were as follows:

	Nature of the transaction	At January 1, 2010		At December 31, 2010		At December 31, 2011

Receivables from related parties:
Entities that have significant influence over the entity	Commercial and services	Ps.	500,669	Ps.	238,289	Ps.	—

Payables from related parties:
Entities that have significant influence over the entity	Commercial and services	Ps.	207,559	Ps.	75,999	Ps.	131,772

The balances payable to related parties at December 31, 2011 expired during 2012 and do not bear interest.

Additionally, during 2011 the Company obtained financing for Ps.600 million from a subsidiary of GFNorte, bearing an interest rate of 7.335%.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

27.  FINANCIAL STANDARDS ISSUED BUT NOT YET EFFECTIVE

The new IFRS, which will become effective after the issuance of the Company’s financial statements, are explained below. This list includes those IFRS standards which the Company reasonably expects to apply in the future. The Company has the intention of adopting these new IFRS on the date they become effective.

A)           NEW STANDARDS

a. IFRS 9, “Financial Instruments”

IFRS 9, “Financial Instruments” was published in November 2009 and contained requirements for the classification and measurement of financial assets. Requirements for financial liabilities were added to IFRS 9 in October 2010. Most of the requirements for financial liabilities were carried forward unchanged from IAS 39. However, some changes were made to the fair value option for financial liabilities to address the issue of own credit risk. In December 2011, the IASB amended IFRS 9 in order to require its application for annual periods beginning on or after January 1, 2015.

b. IFRS 10, “Consolidated Financial Statements”

In May 2011 the IASB issued IFRS 10, “Consolidated Financial Statements”. This standard establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 defines the principle of control and establishes control as the basis for determining which entities are consolidated in the financial statements. The standard also sets out the accounting requirements for the preparation of consolidated financial statements, as well as the requirements on how to apply the control principle. IFRS 10 supersedes IAS 27, “Consolidated and Separate Financial Statements” and SIC 12, “Consolidation — Special Purpose Entities”, and is effective for annual periods beginning on or after January 1, 2013.

c. IFRS 11, “Joint Arrangements”

In May 2011 the IASB issued IFRS 11, “Joint Arrangements”. IFRS 11 classifies joint arrangements into two types: joint operations and joint ventures. An entity determines the type of joint arrangement in which it is involved by considering its rights and obligations. For a joint operation, the assets, liabilities, revenues and expenses are measured in relation to its interest in the arrangement. For a joint venture, an investment is recognized and accounted using the equity method. Proportional consolidation of joint ventures is no longer allowed. IFRS 11 is effective for those annual periods beginning on or after January 1, 2013.

d. IFRS 12, “Disclosure of Interests in Other Entities”

IASB issued IFRS 12, “Disclosure of Interests in Other Entities” in May 2011. IFRS 12 requires an entity to disclose information that enables users of financial statements to evaluate the nature and the risks associated with its interest in other entities, such as joint arrangements, associates and special purpose entities. The standard is effective for annual periods beginning on or after January 1, 2013.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

27.  FINANCIAL STANDARDS ISSUED BUT NOT YET EFFECTIVE (continued)

e. IFRS 13, “Fair Value Measurement”

In May 2011 the IASB issued IFRS 13, “Fair Value Measurement”. The objective of IFRS 13 is to provide a precise definition of fair value and a single source of fair value measurement and disclosure requirements, when it is required or allowed by other IFRS. IFRS 13 is effective for annual periods beginning on or after January 1, 2013.

B)           AMENDMENTS

a. IFRS 7, “Financial Instruments: Disclosures”

In October 2010 the IASB issued the revised IFRS 7, “Financial Instruments: Disclosures”. The standard amended the required disclosures to help users of financial statements evaluate the risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position. The revised IFRS is effective for annual periods beginning on or after July 1, 2011.

b. IAS 1, “Presentation of Financial Statements”

In June 2011 the IASB issued the revised IAS 1, “Presentation of Financial Statements”. The main change resulting from this amendment was a requirement for entities to group items presented in other comprehensive income (OCI) on the basis of whether they are potentially classifiable to profit or loss subsequently. The amendment did not address which items are presented in OCI. The standard is effective for annual periods beginning on or after July 1, 2012.

c. IAS 12, “Income Taxes”

In 2010 the IASB issued the revised IAS 12, “Income Taxes”. The amendment introduces an exception to the existing principle for the measurement of deferred tax assets or liabilities arising on investment property measured at fair value. As a result of the amendments, SIC 21, “Income taxes - recovery of revalued non-depreciable assets”, will no longer apply to investment properties carried at fair value. The amendments also incorporate into IAS 12 the remaining guidance previously contained in SIC 21, which is withdrawn. The standard is effective for annual periods beginning on or after January 1, 2012.

d. IAS 19, “Employee Benefits”

In June 2011 the IASB issued the revised IAS 19, “Employee Benefits”. The amendments eliminate the corridor approach and establish the calculation of interest expense on a net basis. The standard is effective for annual periods beginning on or after January 1, 2013.

e. IAS 27, “Separate Financial Statements”

In May 2011 the IASB issued a revised IAS 27 with a new title: “Separate Financial Statements”. This standard includes the provisions on separate financial statements that remained after the control provisions of IAS 27 were included in the new IFRS 10. The standard is effective for annual periods beginning on or after January 1, 2013.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

27.  FINANCIAL STANDARDS ISSUED BUT NOT YET EFFECTIVE (continued)

f. IAS 28, “Investments in Associates and Joint Ventures”

In May 2011 the IASB issued a revised IAS 28 with a new title: “Investments in Associates and Joint Ventures”. This standard includes the requirements for joint ventures, as well as associates, to be accounted using the equity method. The standard is effective for annual periods beginning on or after January 1, 2013.

The Company’s management expects that the adoption of the new standards and amendments explained above will not have significant effects in its financial statements.

28.  FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Until 2010, the Company prepared its consolidated financial statements in accordance with Mexican Financial Reporting Standards. Starting in 2011, the Company prepared its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

In accordance with IFRS 1, “First-time adoption of International Financial Reporting Standards”, the Company considered January 1, 2010 as the transition date and January 1, 2011 as the adoption date. The amounts included in the consolidated financial statements for the year 2010 have been reconciled in order to be presented with the same standards and criteria applied in 2011.

In order to determine the balances for adoption of IFRS, the Company considered January 1, 2010 as the date of transition. In preparing these consolidated financial statements in accordance with IFRS 1, the Company applied certain optional exceptions from full retrospective application of IFRS.

IFRS optional exceptions

The Company applied the following optional exceptions allowed by IFRS:

a.              The accounting of business combinations occurred prior to January 1, 2010 was not modified (exception for IFRS 3).

b.              The depreciated cost for property, plant and equipment at January 1, 2010 was considered the deemed cost on transition to IFRS, including asset revaluations held in the different countries in which the Company operates (exception for IAS 16).

c.               Foreign currency translation adjustments recognized prior to January 1, 2010 were classified in retained earnings (exception to IAS 21).

d.              The Company recognized accumulated actuarial gains and losses within retained earnings at the date of transition (exception for IAS 19).

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

28.  FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Set out below are the exceptions that do not apply to the Company:

a.              Share-based payment, since the Company does not have these benefits to employees;

b.              Investments in subsidiaries, associates and joint ventures, since these financial statements were prepared on a consolidated basis, therefore, the Company applied the corresponding IFRS to these investments;

c.               Assets and liabilities of subsidiaries, associates, and joint ventures, since the date of IFRS adoption for subsidiaries and associates was the same as the date for the parent company;

d.              Compound financial instruments, because the Company does not have these types of financial instruments at the date of transition to IFRS;

e.               Decommissioning liabilities included in the cost of land, buildings, and equipment, as the Company does not have liabilities of this type;

f.                Financial assets or intangible assets accounted for under IFRIC 12, “Service Concession Agreements”, as the Company has not entered into agreements within the scope of IFRIC 12; and

g.               Designation of financial instruments previously recognized; measurement of fair value for financial assets and liabilities at initial recognition; transfers of assets from customers; borrowing costs and derecognition of financial liabilities with equity instruments, since the Company does not have these transactions.

IFRS mandatory exceptions

Set out below are the applicable mandatory exceptions in IFRS 1.

a.              Hedge accounting

Hedge accounting can only be applied prospectively from the transition date to transactions that satisfy the hedge accounting criteria in IAS 39, “Financial instruments: Recognition and measurement”, at that date. Hedging relationships cannot be designated retrospectively, and the supporting documentation cannot be created retrospectively. All of the Company’s hedge contracts satisfy the hedge accounting criteria as of January 1, 2010 and, consequently, these transactions are reflected as hedges in the Company’s balance sheets.

b.              Estimates

IFRS estimates as at January 1, 2010 are consistent with the estimates as at the same date made in conformity with Mexican FRS.

Additionally, the Company applied prospectively the following mandatory exceptions starting January 1, 2010: derecognition of financial assets and liabilities and non-controlling interest, with no significant effect, since the requirements under Mexican FRS are the same.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

28.  FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

The Company has determined that its functional currency is the Mexican peso and the functional currency of its subsidiaries is the currency of the country where each company is located.

The following reconciliations to IFRS are presented below:

A)           Reconciliation of consolidated equity as of January 1, 2010

B)           Reconciliation of consolidated equity as of December 31, 2010

C)           Reconciliation of consolidated net income for the year ended December 31, 2010

D)           Reconciliation of consolidated comprehensive income for the year ended December 31, 2010

E)            Description of the effects from the transition to IFRS

F)             Description of significant effects from the transition to IFRS in the consolidated cash flow statement for the year ended December 31, 2010

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

A)  RECONCILIATION OF CONSOLIDATED EQUITY AS OF JANUARY 1, 2010

	Notes of effects from transition to IFRS	Mexican FRS		IFRS Adjustments		IFRS Reclassifications		IFRS
Assets
Current:
Cash and cash equivalents		Ps.	1,880,663	Ps.	—	Ps.	—	Ps.	1,880,663
Trading investments		127,293		—		—		127,293
Derivative financial instruments	q	—		—		55,749		55,749
Accounts receivable, net	q	5,754,256		—		(83,504)		5,670,752
Inventories	a, c	7,589,080		3,246		(55,738)		7,536,588
Recoverable income tax	f	632,688		—		(204,883)		427,805
Prepaid expenses	b, c	496,012		(27,932)		(131,110)		336,970
Total current assets		16,479,992		(24,686)		(419,486)		16,035,820

Non-current:
Long-term notes and accounts receivable		543,295		—		—		543,295
Investment in associates	n	3,975,652		44,687		—		4,020,339
Property, plant and equipment, net	c, m	19,958,405		(6,496)		91,535		20,043,444
Intangible assets, net	a, d, e	3,009,171		(194,142)		(331,775)		2,483,254
Deferred tax assets	f	—		3,552		148,740		152,292
Total non-current assets		27,486,523		(152,399)		(91,500)		27,242,624

Total Assets		Ps.	43,966,515	Ps.	(177,085)	Ps.	(510,986)	Ps.	43,278,444

Liabilities
Current:
Short-term debt		Ps.	2,203,392	Ps.	—	Ps.	—	Ps.	2,203,392
Trade accounts payable	q	3,630,974		—		(66,602)		3,564,372
Derivative financial instruments		11,935		—		—		11,935
Provisions	q	—		—		247,590		247,590
Income tax payable	f	219,722		—		11,852		231,574
Other current liabilities	i, q	2,883,570		(22,955)		(492,227)		2,368,388
Total current liabilities		8,949,593		(22,955)		(299,387)		8,627,251

Non-current:
Long-term debt	e, g	20,039,868		(90,031)		(377,835)		19,572,002
Deferred tax liabilities	f	2,476,245		(48,138)		148,712		2,576,819
Deferred employees’ statutory profit sharing	h	272,910		(272,910)		—		—
Employee benefits obligations	i	245,761		56,322		—		302,083
Provisions	k, l, q	—		—		82,776		82,776
Other non-current liabilities	k, l, q	170,575		(67,572)		(65,252)		37,751
Total non-current liabilities		23,205,359		(422,329)		(211,599)		22,571,431

Total Liabilities		Ps.	32,154,952	Ps.	(445,284)	Ps.	(510,986)	Ps.	31,198,682

Equity
Shareholders’ equity:
Common stock		Ps.	6,972,425	Ps.	—	Ps.	—	Ps.	6,972,425
Reserves	n, q	—		44,687		(27,742)		16,945
Retained earnings	a, b, f, g, h, i, j, k, l, m, n	(159,902)		151,678		916,684		908,460
Foreign currency translation adjustment	j	888,942		—		(888,942)		—
Total shareholders’ equity		7,701,465		196,365		—		7,897,830
Non-controlling interest		4,110,098		71,834		—		4,181,932

Total Equity		11,811,563		268,199		—		12,079,762
Total Liabilities and Equity		Ps.	43,966,515	Ps.	(177,085)	Ps.	(510,986)	Ps.	43,278,444

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

B)  RECONCILIATION OF CONSOLIDATED EQUITY AS OF DECEMBER 31, 2010

Notes of effects from transition to IFRS	Mexican FRS	IFRS Adjustments	IFRS Reclassifications	IFRS
Assets
Current:
Cash and cash equivalents	Ps.	21,317	Ps.	—	Ps.	—	Ps.	21,317
Trading investments	79,577	—	—	79,577
Derivative financial instruments	q	—	—	13,137	13,137
Accounts receivable, net	q	4,843,157	—	174,640	5,017,797
Inventories	a, c	7,283,743	10,711	(30,220)	7,264,234
Recoverable income tax	f	811,784	—	(169,310)	642,474
Prepaid expenses	b, c	437,112	(7,696)	(122,859)	306,557
Total current assets	13,476,690	3,015	(134,612)	13,345,093

Non-current:
Long-term notes and accounts receivable	598,961	—	—	598,961
Investment in associates	n	4,441,415	(5,014)	—	4,436,401
Property, plant and equipment, net	c, m	17,886,784	(56,776)	100,165	17,930,173
Intangible assets, net	a, d, e	2,889,945	(168,726)	(314,782)	2,406,437
Deferred tax assets	f	—	9,102	201,227	210,329
Total non-current assets	25,817,105	(221,414)	(13,390)	25,582,301

Total Assets	Ps.	39,293,795	Ps.	(218,399)	Ps.	(148,002)	Ps.	38,927,394

Liabilities
Current:
Short-term debt	Ps.	2,192,871	Ps.	—	Ps.	—	Ps.	2,192,871
Trade accounts payable	q	3,674,076	—	(72,247)	3,601,829
Derivative financial instruments	4,863	—	—	4,863
Provisions	q	—	—	308,801	308,801
Income tax payable	f	79,501	4,808	67,998	152,307
Other current liabilities	i, q	3,223,529	(19,185)	(309,650)	2,894,694
Total current liabilities	9,174,840	(14,377)	(5,098)	9,155,365

Non-current:
Long-term debt	e, g	16,220,413	(23,742)	(344,133)	15,852,538
Deferred tax liabilities	f	2,612,330	(45,544)	201,229	2,768,015
Deferred employees’ statutory profit sharing	h	247,550	(247,550)	—	—
Employee benefits obligations	i	276,904	73,275	—	350,179
Provisions	k, l, q	—	—	21,353	21,353
Other non-current liabilities	k, l, q	141,230	(62,207)	(21,353)	57,670
Total non-current liabilities	19,498,427	(305,768)	(142,904)	19,049,755

Total Liabilities	Ps.	28,673,267	Ps.	(320,145)	Ps.	(148,002)	Ps.	28,205,120

Equity
Shareholders’ equity:
Common stock	Ps.	6,972,425	Ps.	—	Ps.	—	Ps.	6,972,425
Reserves	j, n, q	—	(10,315)	(1,339,767)	(1,350,082)
Retained earnings	a, b, f, g, h, i, k, l, m , n	311,764	58,629	951,825	1,322,218
Foreign currency translation adjustment	j	(387,942)	—	387,942	—
Total shareholders’ equity	6,896,247	48,314	—	6,944,561
Non-controlling interest	3,724,281	53,432	—	3,777,713

Total Equity	10,620,528	101,746	—	10,722,274
Total Liabilities and Equity	Ps.	39,293,795	Ps.	(218,399)	Ps.	(148,002)	Ps.	38,927,394

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

28.  FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

C) RECONCILIATION OF CONSOLIDATED NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2010

	Notes of effects from transition to IFRS	Mexican FRS		IFRS Adjustments		IFRS Reclassifications		IFRS

Net sales	o, p	Ps.	46,600,537	Ps.	—	Ps.	(368,083)	Ps.	46,232,454
Cost of sales	a, i, k, m, p	(31,130,798)		(40,217)		(392,327)		(31,563,342)
Gross profit		15,469,739		(40,217)		(760,410)		14,669,112

Selling and administrative expenses	a, j, m, o, p	(12,669,644)		36,230		533,049		(12,100,365)
Other expenses, net	p	—		(23,847)		(494,885)		(518,732)
Operating income		2,800,095		(27,834)		(722,246)		2,050,015

Other expenses, net	p	(718,171)		—		718,171		—

Interest expense	g	(1,360,427)		(63,696)		(29)		(1,424,152)
Interest income	p	29,778		—		3,975		33,753
Loss from derivative financial instruments		(82,525)		—		—		(82,525)
Monetary position gain, net		165,869		—		—		165,869
Gain from foreign exchange differences, net		143,852		—		—		143,852
Comprehensive financing cost, net		(1,103,453)		(63,696)		3,946		(1,163,203)

Share of profit of associates		627,333		(35,098)		—		592,235

Income before income tax		1,605,804		(126,628)		(129)		1,479,047

Income tax:
Current	f	(569,981)		(8,878)		129		(578,730)
Deferred	f	(268,737)		7,906		—		(260,831)
		(838,718)		(972)		129		(839,561)

Net consolidated income		Ps.	767,086	Ps.	(127,600)	Ps.	—	Ps.	639,486

Attributable to:
Shareholders		Ps.	541,905	Ps.	(110,126)	Ps.	—	Ps.	431,779
Non-controlling interest		225,181		(17,474)		—		207,707
		Ps.	767,086	Ps.	(127,600)	Ps.	—	Ps.	639,486

Basic earnings per share (pesos)		Ps.	0.96	Ps.	(0.19)	Ps.	—	Ps.	0.77
Weighted average of outstanding shares (thousands)		563,651		563,651		563,651		563,651

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

28.  FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

D)  RECONCILIATION OF CONSOLIDATED COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2010

	Notes of effects from transition to IFRS	Mexican FRS		IFRS Adjustments		IFRS

Net consolidated income		Ps.	767,086	Ps.	(127,600)	Ps.	639,486

Other comprehensive income:
Foreign currency translation adjustments	j	(1,813,010)		(5,301)		(1,818,311)
Actuarial gains and losses	i	—		(18,949)		(18,949)
Share of equity of associates	n	(71,020)		(14,603)		(85,623)
Others		781		—		781
		(1,883,249)		(38,853)		(1,922,102)

Comprehensive income		Ps.	(1,116,163)	Ps.	(166,453)	Ps.	(1,282,616)

Attributable to:
Shareholders		Ps.	(805,218)	Ps.	(148,051)	Ps.	(953,269)
Non-controlling interest		(310,945)		(18,402)		(329,347)
		Ps.	(1,116,163)	Ps.	(166,453)	Ps.	(1,282,616)

E)           DESCRIPTION OF THE EFFECTS FROM THE TRANSITION TO IFRS

a. Recognition of effects of inflation

In accordance with IAS 29, “Financial reporting in hyper-inflationary economies”, the effects of inflation in the financial information must be recognized for hyper-inflationary economies, when the accumulated inflation rate for the last three years exceeds 100%. Since the Company and its main subsidiaries are located in non-hyper-inflation economies, the effects of inflation recognized under Mexican FRS until 2007 were cancelled for the non-hyper-inflationary periods, except for “Property, plant and equipment” (due to the deemed cost exception of IFRS 1) and for “Goodwill” (due to the business combinations exception).

b. Prepaid expenses

In accordance with IAS 38, “Intangible Assets”, the expenses incurred in the production of advertising or catalogs are recognized in the income statement when incurred. Expenses related with the communication of advertising are recognized in the income statement until the commercials are issued or the insertions are made. At the date of transition, the Company identified the payments of production of advertising or catalogs that were included as prepaid expenses and recognized them in the income statement.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

28.  FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

c. Property, plant and equipment

The Company adopted the revalued book values as deemed cost at the date of transition. In accordance with IAS 16, “Property, plant and equipment”, the Company identified and reclassified from inventories to property, plant and equipment, the spare parts that are expected to be used in a period greater than one year and are attributable to specific machinery.

d. Software for internal use

In accordance with IFRS, the Company reclassified the balance of software for internal use in Intangible Assets. Under Mexican FRS, this balance was presented as Property, plant and equipment.

e. Debt issuance costs

In accordance with IAS 39, “Financial instruments: recognition and measurement”, debt issuance costs (transaction costs) are decreased from the book value of the financial liability and are not presented as a separate asset. The net balance of the debt is the basis for the method of the effective interest rate. At the date of transition, the Company reclassified the debt issuance costs from Intangible Assets to Long-Term Debt.

f. Deferred taxes

IAS 12, “Income taxes” requires that assets and liabilities from deferred taxes are presented net, only when referred to taxes from the same authority for the same subject, and when a legally recognized right is present to net assets and liabilities for current taxes. The Company reclassified at the date of transition the amounts of deferred taxes not subject to netting. Additionally, the Company adjusted deferred taxes according to IAS 12, using the book values of assets and liabilities recognized under IFRS.

g. Long-term debt

In accordance with IAS 39, the financial liabilities are initially recognized at fair value and subsequently at amortized cost, using the effective interest method, which refers to the discount rate that equals the estimated cash flows to be paid during the term of the debt. At the date of transition, the Company recognized the bank debt at amortized cost.

h. Deferred employees’ statutory profit sharing (ESPS)

In accordance with IAS 19, “Employee benefits”, ESPS is considered as an employee benefit, since its payment is based on the service rendered by the employee; the expense for ESPS is recognized only for the current portion. No deferred ESPS is determined based on the comprehensive asset and liability method, since this method only applies to income taxes. Therefore, the Company cancelled the balance for deferred ESPS starting on the date of transition.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

28.  FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

i. Employee benefits

Mexican FRS D-3, “Employee Benefits” establishes that termination benefits, including those that are paid in case of involuntary termination, are considered in actuarial calculations in order to estimate the corresponding liability. For IAS 19, an entity recognizes termination benefits as a liability only when the entity is required to (a) conclude the contract before the retirement date; or (b) establish termination benefits as a result of offers made to promote voluntary dismissal. Therefore, the Company cancelled the provision recognized at the date of transition.

In accordance with IFRS 1, “First-time adoption of International Financial Reporting Standards”, the Company recognized accumulated actuarial gains and losses within retained earnings at the date of transition. Therefore, the balance sheet at the date of transition presents the full liability for the Company’s plans. In accordance with IAS 19, the Company will recognize future actuarial gains and losses in other comprehensive income.

j. Foreign exchange translation

According to IFRS 1, an entity that first adopts IFRS does not need to comply with IAS 21, “The effects of changes in foreign exchange rates”, with respect to accumulated translation differences that exist at the date of transition. An entity that adopts IFRS for the first time may use the following exception: (a) the cumulative translation differences of all foreign operations are considered null at the date of transition, and (b) the gain or loss on disposal of the foreign entity will exclude translation differences occurred prior to the date of transition and will only include translation differences after such date.

The Company adopted the exception in order to recognize the balance of cumulative translation differences in retained earnings at the date of transition and to begin a new calculation.

k. Restoration provisions

IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” requires recognition of a liability for the obligations arising from the restoration of assets at fair value where this can be estimated. The asset restoration obligation refers to the legal obligation to enforce the removal of an asset that can be conditioned on a future event that may or may not be under the control of the Company. The Company adopted, at the transition date, the procedure to determine the provision discounting the amount of the liability at the date on which the liability arises and using the discount rate that would have been applied during the period. The asset restoration obligation is adjusted in subsequent periods by applying the discount market rate.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

28.  FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

l. Uncertain tax positions

Under IFRS, an entity should reflect at the balance sheet date, the tax consequences arising from the manner in which the entity expects to pay or recover from the tax authorities. According to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and IAS 12 “Income Taxes”, provisions for uncertain tax positions are measured using the weighted average of probability or the best estimate of the likely result. The cumulative probability model is not allowed under IFRS. Pursuant to the above, the Company adjusted the provision for uncertain tax positions under the originally estimated cumulative probability model at the transition date.

m. Idle assets

In accordance with IAS 16 “Property, Plant and Equipment” the depreciation of an asset begins when it is available for use and will not cease when the asset becomes idle or is retired from active use. Pursuant to the above, at the transition date, the Company continued depreciating assets held temporarily out of operation and under Mexican FRS C-6 “Property, Plant and Equipment” did not apply depreciation because the idleness of those assets will not affect their remaining useful life.

n. Investment in associates

In accordance with IAS 28 “Investment in Associates”, if an associate uses accounting policies other than those adopted by the investor, appropriate adjustments are made in the financial statements of the associate in order to ensure that the accounting policies of the associate match those used by the investor.

o. Net sales

In accordance with IFRS, the Company reclassified from selling expenses to net sales, freight expenses paid to third parties that are invoiced to customers separately.

In accordance with IFRS accounting policies and presentation rules adopted by the Company, promotion and sales incentive expenses such as coupons, introduction of new products, and in-store display incentives, were reclassified from selling expenses to net sales.

p. Other income (expense), net

Under Mexican FRS, certain items from Other income (expense) were presented after operating income, due to its unusual or infrequent nature. Under IFRS, these items are included in operating income.

q. IFRS reclassifications

In accordance with the adoption of IFRS, the Company made certain reclassifications in order to present its figures in a manner which complies with the new presentation rules.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2010 AND AS OF DECEMBER 31, 2010 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

28.  FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

F)      DESCRIPTION OF SIGNIFICANT EFFECTS FROM THE TRANSITION TO IFRS IN THE CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2010

The Company uses the indirect method for presenting the cash flow statement, which does not differ significantly in its presentation under IFRS from its presentation under Mexican FRS.

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