Form 20-F
period 2012-12-31
GRUMA SAB DE CV
filed 2013-04-30
CIK 1053947

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

457,315,640 Series B Common Shares, without par value

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

N/A

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	IFRS ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

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

PRESENTATION OF FINANCIAL INFORMATION

This Annual Report contains our audited consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010. The consolidated financial statements have been audited by PricewaterhouseCoopers, S.C., an independent registered public accounting firm and were approved by our shareholders at the annual general shareholders’ meeting held on April 26, 2013.

We publish our financial statements in pesos and prepare our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements of our entities are measured using the currency of the main economic environment where the entity operates (functional currency). The audited consolidated financial statements are presented in Mexican pesos, which corresponds to our presentation currency. Prior to the peso translation, the financial statements of foreign subsidiaries with functional currency from a hyperinflationary environment are adjusted for inflation in order to reflect changes in purchasing power of the local currency. Subsequently, assets, liabilities, equity, income, costs, and expenses are translated to the presentation currency at the closing rate at the date of the most recent balance sheet. To determine the existence of hyperinflation, we evaluate the qualitative characteristics of the economic environment, as well as the quantitative characteristics established by IFRS, including an accumulated inflation rate equal or higher than 100% in the past three years.

DECONSOLIDATION OF OUR VENEZUELAN SUBSIDIARIES

In accordance with IFRS, we concluded that we lost control of our Venezuelan subsidiaries, Molinos Nacionales, C.A. (“MONACA”) and Derivados de Maíz Seleccionado, C.A. (“DEMASECA”) on January 22, 2013. As a result of such loss of control, we will cease the consolidation of the financial information of MONACA and DEMASECA starting January 22, 2013, and consequently we will present the net investment and results of operations of these companies as of such date as a discontinued operation. See Note 30-B of our audited consolidated financial statements.

As disclosed in Note 7 to our audited consolidated financial statements, at December 31, 2012, the total assets and liabilities of these subsidiaries in Venezuela were Ps.7,087,569 and Ps.2,948,192, respectively.  For the year ended December 31, 2012, these subsidiaries represented net sales of Ps.9,907,182 and operating income of Ps.444,525.

Our interest in the total net assets of Venezuelan subsidiaries was Ps.3,090,289 at December 31, 2012.  In January 2013 and as a result of the loss of control in these subsidiaries, the foreign currency translation loss of Ps.432,458, recorded in other comprehensive income at December 31, 2012 will be transferred to our income statement and presented as a discontinued operation.

MARKET SHARE

The information contained in this Annual Report regarding our market positions is based primarily on our own estimates and internal analysis and data obtained from AC Nielsen. Market position information for the United States is also based on data from Technomic. For Mexico, information is also based on data from Información Sistematizada de Canales y Mercados or “ISCAM”, Asociación Nacional de Tiendas de Autoservicio y Departamentales (National Supermarkets and Department Stores Association) or “ANTAD”, Asociación Nacional de Abarroteros Mayoristas (National Groceries Wholesalers Association) or “ANAM” and reports from industry chambers. For Venezuela, information is also based on data obtained from LatinPanel Venezuela. For Europe, information is also based on data from Symphony IRI Group. While we believe our internal research and estimates are reliable, they have not been verified by any independent source and we cannot ensure their accuracy.

EXCHANGE RATE

This annual report contains translations of various peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from pesos (i) as of December 31, 2012 at the exchange rate of Ps.13.01 to U.S.$1.00, which was the rate established by Banco de México on December 27, 2012 and (ii) as of March 31, 2013 at the exchange rate of Ps.12.35 to U.S.$1.00, which was the rate established by Banco de México on March 26, 2013.

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

FORWARD LOOKING STATEMENTS

This Annual Report includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including the statements about our plans, strategies and prospects under “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”  Some of these statements contain words such as “believe,” “expect,” “intend,” “anticipate,” “estimate,” “strategy,” “plans” and other similar words. Although we believe that our plans, intentions and expectations as reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved. Actual results could differ materially from the forward-looking statements as a result of risks, uncertainties and other factors discussed in “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”  These risks, uncertainties and factors include: general economic and business conditions, including changes in exchange rates and conditions that affect the price and availability of corn, wheat and edible oils; potential changes in demand for our products; price and product competition; and other factors discussed herein.

PART I

ITEM 1         Identity of Directors, Senior Management and Advisors.

Not applicable.

ITEM 2         Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3         Key Information.

SELECTED FINANCIAL DATA

The following tables present our selected consolidated financial data as of and for each of the years indicated. The data as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 are derived from and should be read together with our audited consolidated financial statements included herein and “Item 5. Operating and Financial Review and Prospects.”

Pursuant to the transitional relief granted by the SEC in respect of the application of IFRS, historical financial data for the years ended December 31, 2008 and 2009 have been omitted.

In accordance with IFRS, we concluded that we lost control of our Venezuelan subsidiaries, MONACA and DEMASECA on January 22, 2013.  As a result of such loss of control, we will cease the consolidation of the financial information of MONACA and DEMASECA starting January 22, 2013.

As disclosed in Note 7 to our audited consolidated financial statements, at December 31, 2012, the total assets and liabilities of these subsidiaries in Venezuela were Ps.7,087,569 and Ps.2,948,192, respectively.  For the year ended December 31, 2012, these subsidiaries represented net sales of Ps.9,907,182 and operating income of Ps.444,525.

Our interest in the total net assets of Venezuelan subsidiaries was Ps.3,090,289 at December 31, 2012. In January 2013 and as a result of the loss of control in these subsidiaries, the foreign currency translation loss of Ps.432,458, recorded in other comprehensive income at December 31, 2012 will be transferred to our income statement and presented as a discontinued operation.

	2012		2011		2010
	(thousands of Mexican Pesos, except per share amounts)
Income Statement Data:
Net sales	Ps.	64,316,632	Ps.	57,644,749	Ps.	46,232,454
Cost of sales	(45,349,670)		(40,117,952)		(31,563,342)
Gross profit	18,966,962		17,526,797		14,669,112
Selling and administrative expenses	(15,352,274)		(13,984,486)		(12,100,365)
Other expense, net	(101,655)		(203,850)		(518,732)
Operating income	3,513,033		3,338,461		2,050,015
Comprehensive financing cost, net	(728,959)		(427,200)		(1,163,203)
Equity in earnings of associated companies	2,976		3,329		592,235
Gain from divestment in associated companies	—		4,707,804		—
Income before income tax	2,787,050		7,622,394		1,479,047
Income tax expense	(1,083,291)		(1,806,572)		(839,561)
Consolidated net income	1,703,759		5,815,822		639,486
Attributable to:
Shareholders	1,115,338		5,270,762		431,779
Non-controlling interest	588,421		545,060		207,707
Per share data(1):
Basic and diluted earnings per share (Pesos)	2.00		9.35		0.77

	2012		2011		2010
	(thousands of Mexican pesos, except per share amounts and operating data)
Balance Sheet Data (at period end):
Property, plant and equipment, net	Ps.	20,917,534	Ps.	20,515,633	Ps.	17,930,173
Total assets	49,460,402		44,542,618		38,927,394
Short-term debt(2)	8,018,763		1,633,207		2,192,871
Long-term debt(2)	11,852,708		11,472,110		15,852,538
Total liabilities	35,126,685		26,829,834		28,205,120
Common stock	5,668,079		6,972,425		6,972,425
Total equity(3)	14,333,717		17,712,784		10,722,274

Other Financial Information:
Capital expenditures	2,784,587		2,386,966		1,115,161
Depreciation and amortization	1,744,716		1,596,643		1,502,534
Net cash provided by (used in):
Operating activities	1,806,136		1,751,314		3,291,138
Investing activities	(3,455,629)		6,779,129		(802,208)
Financing activities	1,817,675		(7,429,059)		(4,234,431)

(1)  Based upon weighted average of outstanding shares of our common stock (in thousands), as follows: 558,712 shares for the year ended December 31, 2012 (See Note 3 to our audited consolidated financial statements), 563,651 shares for the year ended

December 31, 2011 and  563,651 shares for the year ended December 31, 2010. Each of our American Depositary Shares represents four Series B Common Shares.

(2)  Short-term debt consists of bank loans and the current portion of long-term debt. Long-term debt consists of bank loans, our senior unsecured perpetual bonds and debentures.

(3)  Total equity includes non-controlling interests as follows: Ps.3,032 million as of December 31, 2012, Ps.4,282 million as of December 31, 2011 and Ps.3,778 million as of December 31, 2010.

	2012	2011	2010	2009	2008
	(thousands of tons)

Operating Data:

Sales volume:
Gruma Corporation (corn flour, tortillas and other)(1)	1,596	1,464	1,395	1,312	1,337
GIMSA (corn flour, and other)	1,983	1,959	1,890	1,874	1,821
Gruma Venezuela (corn flour, wheat flour and other)	478	528	523	459	465
Molinera de México (wheat flour)	583	564	530	508	494
Gruma Centroamérica (corn flour and other)	207	229	201	208	213

Production capacity:
Gruma Corporation (corn flour and tortillas)(2)	2,499	2,482	2,314	2,096	2,093

GIMSA (corn flour, and other)(3)	2,965	2,965	2,965	2,964	2,964
Gruma Venezuela (corn flour, wheat flour and other)(4)	823	823	823	909	823
Molinera de México (wheat flour)	860	837	811	894	894
Gruma Centroamérica (corn flour and other)	323	350	343	307	307
Number of employees	21,974	21,318	19,825	19,093	19,060

(1) Net of intercompany transactions.

(2) Includes 59 thousand tons of temporarily idled production capacity at December 31, 2012.

(3) Includes 477 thousand tons of temporarily idled production capacity at December 31, 2012.

(4) Includes 71 thousand tons of temporarily idled production capacity at December 31, 2012.

Dividends

Our ability to pay dividends may be limited by Mexican law, our estatutos sociales, or bylaws, and by financial covenants contained in some of our credit agreements. Because we are a holding company with no significant operations of our own, we have distributable profits to pay in the form of dividends to the extent that we receive dividends from our subsidiaries. Accordingly, there can be no assurance that we will pay dividends or of the amount of any such dividends. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

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

The ability of our subsidiaries to make distributions to us is limited by the laws of each country in which they were incorporated and by their constitutive documents. For example, our ability to repatriate dividends from Gruma Venezuela has in the past been adversely affected by exchange controls and other governmental policies. See “Item 3. Key Information—Risk Factors—Risks Related to Venezuela.” In the case of Gruma Corporation, our principal U.S. subsidiary, its ability to pay dividends in cash is prohibited upon the occurrence of any default or event of default under its principal credit agreements. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

During 2012, 2011, 2010, 2009 and 2008 we did not pay any dividends to shareholders.

Exchange Rate Information

Mexico has had a free market for foreign exchange since 1994, when the government suspended intervention by the Banco de México, and allowed the peso to float freely against the U.S. dollar. From the beginning of 2004 until August 2008, the Mexican peso was relatively stable, ranging from Ps.9.92 to Ps.11.63. Between October 1, 2008 and March 2, 2009, the Mexican peso depreciated in value from Ps.10.97 to Ps.15.40. From March 2009 to the end of May 2011, the Mexican peso appreciated in value from Ps.15.40 to Ps.11.58.  From June 2011 to June 1, 2012, the Mexican peso depreciated in value from 11.58 to 14.37. From June 1, 2012 to April 12, 2013 the Mexican peso appreciated in value from Ps.14.37 to Ps.12.07. There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate in the future. See “Item 3. Key Information —Risk Factors—Risks Related to Mexico—Devaluations of the Mexican Peso May Affect our Financial Performance.”

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar.

	Noon Buying Rate (Ps. Per U.S.$)
Year	High (1)	Low (1)	Average (2)	Period End
2008	13.9350	9.9166	11.1415	13.8320
2009	15.4060	12.6318	13.4970	13.0576
2010	13.1940	12.1556	12.6222	12.3825
2011	14.2542	11.5050	12.4270	13.9510
2012	14.3650	12.6250	13.15397	12.9635
October 2012	13.0925	12.7054	12.8976	13.0877
November 2012	13.0925	12.9171	13.0639	12.9171
December 2012	13.0125	12.7202	12.8651	12.9635
January 2013	12.7891	12.5857	12.6964	12.7344
February 2013	12.8798	12.6260	12.7249	12.7788
March 2013	12.7956	12.3155	12.5000	12.3155

(1) Rates shown are the actual low and high, on a day-by-day basis for each period.

(2) Average of month-end rates.

On April 19, 2013, the noon buying rate for pesos was Ps. 12.2320 to U.S.$1.00.

RISK FACTORS

Risks Related to Our Company

Fluctuations in the Cost and Availability of Corn, Wheat and Wheat Flour May Affect Our Financial Performance

Our financial performance may be affected by the price and availability of corn, wheat and wheat flour as each of these raw materials represented 36%, 14% and 5%, respectively, of our cost of sales in 2012. Mexican and world markets have experienced periods of either over-supply or shortage of corn and wheat, some of which have caused adverse effects on our results of operations. In recent years, there have been substantial volatility and increases in the price of corn due mainly to increased demand for corn from emerging markets, demand for corn-based ethanol and adverse weather conditions in certain regions of the world, which may increase our cost of corn and negatively affect our financial condition and results of operations. Also, there has been substantial volatility in the price of wheat, driven by adverse weather conditions in certain regions of the world and increased demand worldwide, especially from emerging markets. The price of corn has remained at high levels, reaching a peak in 2012 for recent years. The price of wheat declined significantly from its peak in 2008, and thereafter increased substantially but is still below the prior peak. We believe that the demand and price for corn and wheat will increase over the long term in part in connection with expected rising demand for corn-based ethanol, but mainly from increased demand by emerging markets.

To manage these price risks, we regularly monitor our risk tolerance and evaluate the possibility of using derivative instruments to hedge our exposure to commodity prices. We currently hedge against fluctuations in the costs of corn and wheat using futures and options contracts and fixed price supply contracts according to the Company’s risk management policy, but remain exposed to losses in the event of non-performance by counterparties to the financial instruments or the supply contracts. In addition, if corn or wheat prices decrease below the levels specified in our various hedging agreements, we would lose the value of a decline in these prices.

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

Our Current or Future Indebtedness could Adversely Affect Our Business and, Consequently, Our Ability to Pay Interest and Repay Our Indebtedness

Our level of short and long term indebtedness could increase our vulnerability to adverse general economic and industry conditions, including increases in interest rates, increases in prices of raw materials, foreign currency exchange rate fluctuations and market volatility. Our ability to make scheduled payments and refinance our indebtedness when due depends on, and is subject to, several factors, including our financial and operating performance, which is subject to prevailing economic and financial conditions, business and other factors, the availability of financing in the Mexican and international banking and capital markets, and our ability to sell assets and implement operating improvements. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

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

Downgrades of Our Debt May Increase Our Financing Costs or Otherwise Adversely Affect Us or Our Stock Price

Our long-term corporate credit rating and our senior unsecured perpetual bond are rated “BB” by Standard & Poor’s Ratings Services (“Standard & Poor’s”). Our Foreign Currency Long-Term Issuer Default Rating and our Local Currency Long-Term Issuer Default Rating are rated “BB” by Fitch Ratings (“Fitch”). Our U.S.$300 million perpetual bond is rated “BB” by Fitch.

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

We Expect to Pay Interest and Principal on Our Debt with Cash Generated mainly in Dollars or Pesos, as Needed, But Cannot Assure You That We Will Generate Sufficient Cash Flow in the Relevant Currency at the Required Times From Our Operations

We had approximately 81% of our outstanding debt denominated in dollars, 18% in Mexican pesos and 1% in other currencies as of December 31, 2012. We may not generate sufficient cash in the relevant currency from our operations to service the entire amount of our debt in such currency. A devaluation of certain currencies or a change in our business could adversely affect our ability to service our debt.

Increases in the Cost of Energy Could Affect Our Profitability

We use a significant amount of electricity, natural gas and other energy sources to operate our corn and wheat flour mills and processing ovens for the manufacture of tortillas and related products at our domestic and international facilities. These energy costs represented approximately 3% of our cost of sales in 2012. In addition, considerable amounts of diesel fuel are used in connection with the distribution of our products. The cost of energy sources may fluctuate widely due to economic and political conditions, government policy and regulation, war, weather conditions or other unforeseen circumstances. An increase in the price of fuel and other energy sources would increase our operating costs and, therefore, could affect our profitability.

The Inadvertent Presence of Genetically Modified Corn Not Approved for Human Consumption in Our Products May Have a Negative Impact on Our Results of Operations

As we do not grow our own corn, we are required to buy it from various producers in the United States, Mexico and elsewhere.  Although we only buy corn from farmers and grain elevators who agree to supply us with approved varieties of corn and we have developed a protocol in all our operations, to test and monitor our corn for certain strains of bacteria and chemicals that have not been approved for human consumption, we may unwittingly buy genetically modified corn that is not approved for human consumption, and use such raw materials in the manufacture of our products. This may result in costly recalls, subject us to lawsuits, and may have a negative impact on our results of operations.

In the past, various allegations have been made, mostly in the United States and the European Union, that genetically modified foods are unsafe for human consumption, pose risks of damage to the environment and create legal, social and ethical dilemmas. Some countries, particularly in the European Union, as well as Australia and some countries in Asia, have instituted a partial limitation on the import of grain produced from genetically modified seeds. Some countries have imposed labeling requirements and traceability obligations on genetically modified agricultural and food products, which may affect the acceptance of these products. In particular, several states of the United States, such as New Mexico and Washington have initiatives to impose labeling requirements on food products containing genetically modified organisms; if approved, these requirements may affect the acceptance of these products in such states. To the extent that we may unknowingly buy or may be perceived to be a seller of products manufactured with genetically modified grains not approved for human consumption, this may have a significant negative impact on our financial condition and results of operation.

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

•                  developments in the international credit markets, which could affect capital availability or cost, and could restrict our ability to obtain financing or refinance our existing indebtedness at favorable terms, if at all; and

•                  intellectual property laws of countries that do not protect our international rights to the same extent as the laws of Mexico.

In recent years, we have expanded our operations to Ukraine, Russia and Turkey. Our presence in these and other markets could present us with new and unanticipated operational challenges. For example, we may encounter labor restrictions or shortages and currency conversion obstacles, or be required to comply with stringent local governmental and environmental regulations. Any of these factors could increase our operating expenses and decrease our profitability.

Our Business May Be Adversely Impacted By Risks Related to Our Derivatives Trading Activities

From time to time, we enter into commodities, currency and other derivative transactions, pursuant to the Company’s risk management policy, that cover varying periods of time and have varying pricing provisions. We may incur unrealized losses in connection with potential changes in the value of our derivative instruments as a result of changes in economic conditions, investor sentiment, monetary and fiscal policies, the liquidity of global markets, international and regional political events, and acts of war or terrorism. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources,” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Rate Risk.”

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

Our Business and Operations May Be Adversely Affected by Global Economic Conditions

The current global macroeconomic environment, characterized by a continuing instability in the financial markets and the potential threat of a global economic downturn, primarily as a result of the ongoing sovereign debt crisis and general economic outlook of the Eurozone, the high degree of unemployment in certain countries and the level of public debt in the U.S. and certain European countries, has adversely affected the economy in the United States, Europe and many other parts of the world, including Mexico, and has had significant consequences worldwide, including unprecedented volatility, significant lack of liquidity, loss of confidence in the financial markets, disruptions in the credit sector, reduced business activity, rising unemployment, decline in interest rates and erosion of consumer confidence. It is uncertain how long the effects of this global macroeconomic instability will continue and how much of an impact it will have on the global economy in general, or the economies in which we operate in particular, and whether slowing economic growth in any such countries could result in our customers and consumers reducing their spending. As a result, we may need to lower the prices of certain of our products and services in order to maintain their attractiveness, which could lead to reduced turnover and profit or a decline in demand for our products. Any such development could adversely affect our business, results of operations and financial condition and lead to a drop in the trading price of our shares.

Our Financial Information Prepared under IFRS May Not Be Comparable to Our Financial Information Prepared Under Mexican FRS

We adopted IFRS as of January 1, 2011 and prepared our  audited consolidated financial statements included in this annual report in accordance with IFRS as issued by the IASB. IFRS differs in certain significant respects from Mexican FRS and U.S. GAAP. As a result of the adoption of IFRS, our consolidated financial information presented under IFRS for fiscal years 2010, 2011 and 2012 may not be comparable to our financial information for previous periods prepared under Mexican FRS available in the market.

Risks Related to Mexico

Our Results of Operations Could Be Affected by Economic and Social Conditions in Mexico

We are a Mexican company with 38% of our consolidated assets located in Mexico and 35% of our consolidated net sales derived from our Mexican operations as of and for the year ended December 31, 2012. As a result, Mexican economic conditions could impact our results of operations.

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

Mexico has experienced periods of slow growth since 2001, primarily as a result of the downturn in the U.S. economy. The Mexican economy grew by 1.5% in 2008 but contracted by 6.1% in 2009. In 2010, 2011 and 2012, the Mexican economy grew by 5.5%, 3.9% and 3.9%, respectively.

Developments and trends in the world economy affecting Mexico may have a material adverse effect on our business, financial condition and results of operations. The Mexican economy is tightly connected to the U.S. economy through international trade (approximately 77% of Mexican exports are directed to the United States), international remittances (billions of dollars from Mexican workers in the United States are the country’s second-largest source of foreign exchange), foreign direct investment (approximately 59% of Mexican foreign direct investment comes from U.S.-based investors), and financial markets (the U.S. and Mexican financial systems are highly integrated). As the U.S. economy contracts, U.S. citizens consume fewer Mexican imports, Mexican workers in the United States send less money to Mexico, U.S. firms with businesses in Mexico make fewer investments, U.S.-owned banks in Mexico make fewer loans, and the quality of U.S. financial assets held in Mexico deteriorates. Moreover, a collapse in confidence in the U.S. economy may spread to other economies closely connected to it, including Mexico’s. The result may be a potentially deep and protracted recession in Mexico. If the Mexican economy falls into a deep and protracted recession, or if inflation and interest rates increase, consumer purchasing power may decrease and, as a result, demand for our products may decrease. In addition, a recession could affect our operations to the extent we are unable to reduce our costs and expenses in response to falling demand.

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

Mexico held Presidential and Congressional elections on July 1, 2012, in which Enrique Peña Nieto, of political party Partido Revolucionario Institucional, or PRI, was elected. Following these elections, the Mexican Congress continues to be divided, as no political party in Mexico holds an absolute majority in the Senate or House of Representatives. The lack of a majority party in the legislature, the lack of alignment between the legislature and the President and any changes that result from the recent Presidential and Congressional elections, could result in political uncertainty or deadlock and prevent the timely implementation of political and economic reforms, which in turn could have a material adverse effect on Mexican economic policy and on our business, financial conditions and results of operations.

The Mexican government supports the commercialization of corn for Mexican corn growers through the Agricultural Incentives and Services Agency (Apoyos y Servicios a la Comercialización Agropecuaria, or ASERCA). To the extent that this or other similar programs are cancelled or modified by the Mexican government, we may be required to incur additional costs in purchasing corn for our operations, and therefore we may need to increase the prices of our products to reflect such additional costs. See “Item 4. Information on the Company—Regulation.”

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

The level of environmental regulations and enforcement in Mexico has increased in recent years. We expect the trend toward greater environmental regulation and enforcement to continue and to be accelerated as a result of international agreements between Mexico and the United States. The promulgation of new and more stringent environmental regulations or higher levels of enforcement could adversely affect our business condition and results of operations.

Devaluations of the Mexican Peso May Affect our Financial Performance

Because we have significant international operations generating revenue in different currencies (mainly in U.S. dollars) and debt denominated in various currencies, we remain exposed to foreign exchange risks that could affect our ability to meet our obligations and result in foreign exchange losses. We posted a net foreign exchange gain of Ps.144 million in 2010, a gain of Ps.41 million in 2011 and a loss of Ps.89 million in 2012. Major devaluation or depreciation of the Mexican peso may limit our ability to transfer or to convert such currency into U.S. dollars for the purpose of making timely payments of interest and principal on our indebtedness. The Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico. The government could, however, institute restrictive exchange rate policies in the future.

High Levels of Inflation and High Interest Rates in Mexico Could Adversely Affect the Business Climate in Mexico and our Financial Condition and Results of Operations

Mexico has experienced high levels of inflation in the past. The annual rate of inflation, as measured by changes in the National Consumer Price Index was 4.40% for 2010, 3.82% for 2011 and 3.57% for 2012.  From January through March 2013, the inflation rate was 1.64%.  On April 24, 2013, the 28-day CETES rate was 3.76%.  While a substantial part of our debt is dollar-denominated at this time, high interest rates in Mexico may adversely affect the business climate in Mexico generally and our financing costs in the future and thus our financial condition and results of operations.

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

Our financial performance may also be significantly affected by general economic, political and social conditions in the emerging markets where we operate, particularly Mexico, Venezuela, Eastern Europe and Asia.  Many countries in Latin America, including Mexico and Venezuela, have suffered significant economic, political and social crises in the past, and these events may occur again in the future.  See also “Item 3.  Key Information —Risks Related to Venezuela—Our Subsidiaries in Venezuela are Currently Involved in Expropriation Proceedings and May Engage in Arbitration Proceedings.” Instability in Latin America has been caused by many different factors, including:

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

Risks Related to Venezuela

Our Subsidiaries in Venezuela are Currently Involved in Expropriation Proceedings and May Engage in Arbitration Proceedings

On May 12, 2010, the Bolivarian Republic of Venezuela (the “Republic”) published decree number 7,394 in the Official Gazette of Venezuela (the “Expropriation Decree”), which announced the forced acquisition of all goods, movables, and real estate of MONACA.  The Republic has expressed to GRUMA’s representatives that the Expropriation Decree extends to DEMASECA.

As stated in the Expropriation Decree and in accordance with the Venezuelan Expropriation Law (the “Expropriation Law”), the transfer of legal ownership can occur either through an “Amicable Administrative Arrangement” or a “Judicial Order”.  Neither method of transfer of titles has been completed.  Therefore, as of this date, no formal transfer of title of the assets covered by the Expropriation Decree has taken place.

GRUMA’s interests in MONACA and DEMASECA are held through two Spanish companies Valores Mundiales, S.L. (“Valores Mundiales”) and Consorcio Andino, S.L. (“Consorcio Andino”).  In 2010, Valores Mundiales and Consorcio Andino (collectively, the “Investors”) commenced negotiations with the Republic with the intention of reaching an amicable settlement.  Through Valores Mundiales and Consorcio Andino, GRUMA participated in these negotiations with a view to (i) continuing its presence in Venezuela by potentially entering into a joint venture with the Venezuelan government; and/or (ii) seeking adequate compensation for the assets subject to expropriation.

The Republic and the Kingdom of Spain are parties to a Treaty on Reciprocal Promotion and Protection of Investments dated November 2, 1995 (the “Investment Treaty”), under which the Investors may settle investment disputes by means of arbitration before the International Centre for Settlement of Investment Disputes (“ICSID”).  On November 9, 2011, the Investors, MONACA, and DEMASECA validly provided formal notice to the Republic that an investment dispute had arisen as a consequence of the Expropriation Decree and related measures adopted by the Republic.  In that notification, the Investors, MONACA, and DEMASECA also agreed to submit the dispute to ICSID arbitration if the parties were unable to reach an amicable agreement.

On January 22, 2013, the Venezuelan Government issued a resolution providing the right to take control over the operations of MONACA and DEMASECA. As a result, we concluded that we lost control of our Venezuelan subsidiaries, MONACA and DEMASECA, on January 22, 2013.

While negotiations with the government have taken place and may again take place from time to time, the Company cannot assure that such negotiations will be successful or will result in the Investors receiving adequate compensation, if any, for their investments subject to the Expropriation Decree.  Additionally, the Company cannot predict the results of any arbitral proceeding, or the ramifications that costly and prolonged legal disputes could have on its results of operations or financial position, or the likelihood of collecting a successful arbitration award.  The Company and its subsidiaries reserve and intend to continue to reserve the right to seek full compensation for any and all expropriated assets and investments under applicable law, including investment treaties and customary international law. See “Item 8—Legal Proceedings—Venezuela—Expropriation Proceedings by the Venezuelan Government.”

We Intend to Deconsolidate Our Venezuelan Subsidiaries Beginning January 22, 2013

In accordance with IFRS, we concluded that we lost control of our Venezuelan subsidiaries, MONACA and DEMASECA, on January 22, 2013.  As a result of such loss of control, we will cease the consolidation of the financial information of MONACA and DEMASECA starting January 22, 2013.

As disclosed in Note 7 to our audited consolidated financial statements, at December 31, 2012, the total assets and liabilities of these subsidiaries in Venezuela were Ps.7,087,569 and Ps.2,948,192, respectively.  For the year ended December 31, 2012, these subsidiaries represented net sales of Ps.9,907,182 and operating income of Ps.444,525.

Our interest in the total net assets of Venezuelan subsidiaries was Ps.3,090,289 at December 31, 2012.  In January 2013 and as a result of the loss of control in these subsidiaries the foreign currency translation loss of Ps.432,458, recorded in other comprehensive income at December 31, 2012, will be transferred to our income statement and presented as a discontinued operation.

This loss of control may adversely affect our results of operation.  The net impact of this matter on the Company’s audited consolidated financial statements cannot be reasonably estimated at this time.

Venezuela Presents Significant Economic Uncertainty and Political Risks

Our operations in Venezuela through MONACA and DEMASECA accounted for 15% of our net sales and 14% of our total assets as of December 31, 2012.  In recent years, political and social instability has prevailed in Venezuela. This unrest presents a risk to our operations in Venezuela which cannot be controlled or accurately measured or estimated

Venezuelan authorities have imposed foreign exchange and price controls that apply to products such as corn flour and wheat flour, which have limited our ability to increase our prices in order to compensate for higher costs in raw materials and to convert bolivars into other currencies and transfer funds out of Venezuela.  Pursuant to the foreign exchange controls, the purchase and sale of foreign currency is required to be made at an official rate of exchange, as determined by the Venezuelan government (the “Official Rate”).  In addition, U.S. dollars may be acquired in order to settle certain U.S. dollar-denominated debt incurred pursuant to imports and royalty agreements, and for payment of dividends, capital gains, interest payments or private debt only after proper submission and approval by the Foreign Exchange Administration Board (CADIVI).  We continue to make appropriate submissions to CADIVI.  We expect to be in a position to meet our foreign currency-denominated obligations; however, as long as the system of exchange controls remains in effect, there is no assurance that we will be able to secure the required approvals from CADIVI to have sufficient foreign currency for this purpose.

In addition, as described in Notes 6 and 30 to our audited consolidated financial statements, the Venezuelan government devalued its currency and established a two tier exchange structure on January 11, 2010.  On December 30, 2010, the Venezuelan government issued Exchange Agreement No. 14, which established a single exchange rate of 4.30 bolivars per U.S. dollar effective January 1, 2011. On February 8, 2013, the National Executive, through the Central Bank of Venezuela and the Ministry of Popular Power for Planning and Finance, amended the Exchange Agreement to the effect that an exchange rate of 6.30 bolivars per U.S. dollar is applicable to all operations conducted in foreign currency effective as of February 9, 2013. We cannot guarantee that the Venezuelan government will not impose additional price controls, or further devalue its currency or make similar decisions in the future.

As a result of the devaluation and based on the company’s foreign currency positions at December 31, 2012 and management interpretations, the estimated financial effect from the enactment of this Exchange Agreement for those items that management believes will be settled at these new exchange rates, is an estimated net foreign exchange loss of Bs.19,494, which could have been recognized in February 2013.  Additionally, the conversion of the financial position and the results of operations of our Venezuelan subsidiaries could have resulted in a decrease of approximately 45% of the value in Mexican peso of these subsidiaries for consolidation purposes.  Future devaluations of the Venezuelan currency will have a limited impact on our future financial statements as Gruma Venezuela will be deconsolidated from our operations as of January 22, 2013.

Risks Related to the United States

Unfavorable General Economic Conditions in the United States Could Negatively Impact Our Financial Performance

Net sales in the U.S. constituted 37% of our total sales in 2012.  Unfavorable general economic conditions, such as the current economic slowdown in the United States, could negatively affect the affordability of and consumer demand for some of our products.  Under difficult economic conditions, customers and consumers may seek to forego purchases of our products or, if available, shift to lower-priced products offered by other companies.  Softer customer and consumer demand for our products in the United States or in other major markets could reduce our profitability and could negatively affect our financial performance.

Additionally, as the retail grocery trade continues to consolidate and our retail customers grow larger, they could demand lower pricing and increased promotional programs.  Also, our dependence on sales to certain retail and food service customers could increase.  There is a risk that we will not be able to maintain our U.S. profit margin in this environment.

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

The Protections Afforded to Minority Shareholders in Mexico Are Different From Those in the United States

Under Mexican law, the protections afforded to minority shareholders are different from those in the United States.  In particular, the law concerning fiduciary duties of directors, executive officers and controlling shareholders has been recently developed and there is no legal precedent to predict the outcome of any such action.  Additionally, shareholders’ class actions are not available under Mexican law and there are different procedural requirements for bringing shareholder derivative lawsuits.  As a result, in practice it may be more difficult for our minority shareholders to enforce their rights against us, our directors, our executive officers or our controlling shareholders, than it would be for shareholders of a U.S. company.

We Have Transactions With Affiliates That Could Create Potential Conflicts of Interest

In general, transactions with affiliates may create the potential for conflicts of interest.  See “Item 7.  Major Shareholders and Related Party Transactions.”

We purchased some of our raw materials from Archer-Daniels-Midland Company (“Archer-Daniels-Midland,” or “ADM”) at market rates and terms.  During 2010, 2011 and 2012, we purchased U.S.$97 million, U.S.$ 147 million and U.S.$ 179 million of raw materials, respectively, from Archer-Daniels-Midland.  As of December 14, 2012, as a result of the ADM Transaction (as defined elsewhere in this report), Archer-Daniels-Midland no longer holds any interests in our Company. See “Item 7.  Major Shareholders and Related Party Transactions.”

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

Mexican Law Restricts the Ability of Non-Mexican Shareholders to Invoke the Protection of Their Governments With Respect to Their Rights as Shareholders

As required by Mexican law, our bylaws provide that non-Mexican shareholders shall be treated as Mexican shareholders in respect to their ownership interests in us, and shall be deemed to have agreed not to invoke the protection of their governments under any circumstance, under penalty of forfeiting, in favor of the Mexican government, any participation or interest held in us.

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

Our Controlling Shareholder Exerts Substantial Control Over Our Company

As of April 26, 2013, the estate of the late Roberto González Barrera and his family (the “Control Group”) controlled approximately 66.45% of our outstanding shares.  See “Item 10.  Additional Information—Bylaws—Changes in Capital stock.” Consequently, the Control Group, acting together, has the power to elect the majority of our directors and to determine the outcome of most actions requiring approval of our stockholders, including the declaration of dividends.

We cannot assure you that the Control Group will continue to act together for purposes of control.  Additionally, the Control Group may pledge part of its shares in us to secure any future borrowings.  If such were the case and the Control Group were to default on its payment obligations, the lenders could enforce their rights with respect to such shares, and the Control Group could lose its controlling interest in us resulting in a change of control.  A change of control could trigger a default in some of our credit agreements and the indenture governing our perpetual bonds, which have an aggregate principal amount outstanding as of December 31, 2012 of U.S. $1,063 million, and could have a material adverse effect upon our business, financial condition, results of operations and prospects.

Additionally, we cannot assure you that the Control Group will continue to act together for purposes of control. A change of control could trigger a default in some of our credit agreements and have a material adverse effect upon our business, financial condition, results of operations and prospects.

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

In addition, Gruma Corporation is subject to covenants in some of its debt agreements, which require the maintenance of specified financial ratios and balances and, upon an event of default, prohibit the payment of cash dividends.  For additional information concerning these restrictions on inter-company transfers, see “Item 3.  Key Information—Selected Financial Data—Dividends” and “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

We own approximately 83% of the outstanding shares of Grupo Industrial Maseca, S.A.B. de C.V., or GIMSA; accordingly, we are entitled to receive only our pro rata share of any of its dividends.

We also own 76% of MONACA and 60% of DEMASECA. However, as of January 22, 2013, we lost control of MONACA and DEMASECA as a consequence of the actions of the Venezuelan Government.  Our ability to repatriate our pro rata share of dividends from MONACA and DEMASECA may be adversely affected.  See “Item 3.  Key Information—Risk Factors—Risks Related to Venezuela.”

ITEM 4         Information on the Company.

HISTORY AND DEVELOPMENT

Gruma, S.A.B. de C.V. is a publicly held corporation (Sociedad Anónima Bursátil de Capital Variable) registered in Monterrey, Mexico under the Ley General de Sociedades Mercantiles, or Mexican Corporations Law, on December 24, 1971, with a corporate life of 99 years.  Our full legal name is Gruma, S.A.B. de C.V., but we are also known by our commercial names: GRUMA and MASECA.  The address of our principal executive office is Calzada del Valle, 407 Ote., Colonia del Valle, San Pedro Garza García, Nuevo León, 66220, México, and our telephone number is (52) 81 8399-3300.  Our legal domicile is Monterrey, Nuevo León, México.

We were founded in 1949, when the late Roberto González Barrera started producing and selling corn flour in Northeastern Mexico as an alternative raw material for producing tortillas.  Prior to our founding, all corn tortillas were made using a rudimentary process.  We believe that the preparation of tortillas using our dry corn flour method presents significant advantages, including greater efficiency and higher quality, which makes tortillas consistent and readily available.  The corn flour process has been a significant impetus for growth, resulting in expanding corn flour and tortilla production and sales throughout Mexico, the United States, Central

America, Venezuela, Europe, Asia and Oceania.  In addition, we have diversified our product mix to include wheat flour in Mexico and Venezuela, other types of flatbreads (pita, naan, chapatti, pizza bases and piadina) mainly in Europe, Asia and Oceania, among other products in the regions where we have presence.

One of our most important competitive advantages is our proprietary state-of-the art technology for the manufacturing of corn flour and tortillas and other related products.  We have been developing and advancing our own technology since the founding of our company.  Throughout the years we have been able to achieve vertical integration, which is an important part of our competitive advantage.

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

•                  In 1994 GRUMA became a publicly listed company in both Mexico and the U.S.

•                  In 1996, we strengthened our position in the U.S. corn flour market through an association with Archer-Daniels-Midland.  Through this association we combined our existing U.S. corn flour operations and strengthened our position in the U.S. corn flour market.  This association also allowed us to enter the Mexican wheat flour market by acquiring a 60% ownership interest in Archer-Daniels-Midland’s Mexican wheat flour operations.  Archer-Daniels-Midland no longer holds an ownership interest in the Company. See “Item 4.  Information on the Company—Share Purchase Transaction with Archer-Daniels-Midland.”

•                  From 1997 to 2000, we initiated a significant plant expansion program.  During this period, we acquired or built tortilla plants, corn flour plants and wheat flour plants in the United States, Mexico, Central America, Venezuela and Europe.

•                  From 2001 to 2003, we entered into a comprehensive review of our business portfolio and focused on our core businesses.

•                  In 2004, we increased our presence in Europe by acquiring Ovis Boske, a tortilla company based in the Netherlands, and Nuova De Franceschi & Figli, a corn flour company based in Italy.  We continued to expand capacity and upgrade several of our U.S. operations, the most relevant of which was the expansion of a corn mill in Indiana.

•                  In 2005, we continued to expand capacity at existing plants, began the construction of a tortilla plant in the northeast of the U.S., acquired three tortilla plants from Cenex Harvest States or CHS (located in Minnesota, Texas and Arizona) and one more in San Francisco, California.  In addition, GIMSA acquired Agroindustrias Integradas del Norte and Agroinsa de México (together, and with their subsidiaries, Agroinsa), a group of companies engaged primarily in the production of corn flour and, to a lesser extent, wheat flour and other products in Mexico.

•                  In 2006, we acquired two small tortilla plants in Australia (Rositas Investments and Oz-Mex Foods) and opened our first tortilla plant in China, which strengthened our presence in the Asian and Oceania markets.  We concluded the acquisition of Pride Valley Foods, a company based in England that produces tortillas, pita bread, naan, and chapatti, thus expanding our product portfolio to other types of flatbreads.

•                  In 2007, we entered into a contract to sell a 40% stake in MONACA to our former partner in DEMASECA.  In conjunction with this transaction, we also agreed to purchase an additional 10% ownership interest in DEMASECA from our former partner.  We also purchased the remaining 49% ownership interest in Nuova De Franceschi & Figli.  In addition, we made major investments in capacity expansions and upgrades in Gruma Corporation, started the construction of a new tortilla plant in Australia for Gruma Asia & Oceania, and expanded two of GIMSA’s plants.

•                  From 2008 to 2010, we made capital expenditures for the construction of a tortilla plant in southern California, capacity expansions, general manufacturing and technology upgrades to several of our existing facilities, the construction of a tortilla plant in Australia, the construction of a wheat mill in Venezuela, and the acquisition of the leading producer of corn grits in Ukraine.

•                  In 2011, we acquired Semolina, the Turkish market leading producer of corn grits, two tortilla plants in the U.S. located in Omaha, Nebraska and Albuquerque, New Mexico, and Solntse Mexico, the leading tortilla manufacturer in Russia.

•                  In 2012, our founder Mr. Roberto González Barrera passed away.  In December 2012, we repurchased from Archer-Daniels-Midland 23.16% of our issued shares as well as Archer-Daniels-Midland’s minority stakes in Azteca Milling, L.P., Molinera de México, S.A. de C.V., Consorcio Andino, S.L. and Valores Mundiales, S.L.  See “Item 4.  Information on the Company—Share Purchase Transaction with Archer-Daniels-Midland.”

ORGANIZATIONAL STRUCTURE

We are a holding company and conduct our operations through subsidiaries.  The table below sets forth our principal subsidiaries as of December 31, 2012.

Name of Company	Principal Markets	Jurisdiction of Incorporation	Percentage Owned(1)	Products/ Services

Mexican Operations

Grupo Industrial Maseca, S.A.B. de C.V. (“GIMSA”)	Mexico	Mexico	83%	Corn flour, Other

Molinera de México, S.A. de C.V. (“Molinera de México”)	Mexico	Mexico	100%	Wheat flour, Other

U.S. and Europe Operations

Gruma Corporation	United States and Europe	Nevada	100%	Tortillas, Other tortilla related products, Corn flour, Flatbreads, Grits, Other

Azteca Milling, LP. (“Azteca Milling”)	United States	Texas	100%	Corn flour

Central American Operations

Gruma de Guatemala, S.A., Derivados de Maíz Alimenticio, S.A., Industrializadora y Comercializadora de Palmito, S.A., Derivados de Maíz de Guatemala, S.A., Tortimasa, S.A., Derivados de Maíz de El Salvador, S.A., and Derivados de Maíz de Honduras, S.A. (“Gruma Centroamérica”)	Costa Rica, Honduras, Guatemala, El Salvador, Nicaragua, Ecuador	Costa Rica, Honduras, Guatemala, El Salvador, Nicaragua, Ecuador	100%	Corn flour, Tortillas, Snacks, Hearts of palm, Rice

Venezuelan Operations(2)

Molinos Nacionales, C.A. (“MONACA”) (3)	Venezuela	Venezuela	76%	Corn flour, Wheat flour, Other products

Derivados de Maíz Seleccionado, C.A. (“DEMASECA”) (3)	Venezuela	Venezuela	60%	Corn flour

Other Subsidiaries

Mission Foods (Shanghai) Co. Ltd., Gruma Oceania Pty. Ltd., and Mission Foods (Malaysia) Sdn. Bhd. (“Gruma Asia & Oceania”)	Asia and Oceania	China, Malaysia and Australia	100%	Tortillas, Chips, Other products

Productos y Distribuidora Azteca, S.A. de C.V. (“PRODISA”)	Mexico	Mexico	100%	Tortillas, Other related products

Investigación de Tecnología Avanzada, S.A. de C.V. (“INTASA”)	Mexico	Mexico	100%	Construction, Technology and Equipment operations

(1) Percentage of equity capital owned by us directly or indirectly through subsidiaries.

(2) Together these subsidiaries are referred to as “Gruma Venezuela.”  We will deconsolidate Gruma Venezuela as of January 22, 2013 and account for it as a discontinued operation.

(3) RFB Holdings de Mexico, S.A. de C.V. holds a 24.14% indirect interest in MONACA and 40% in DEMASECA.  See “Item 3. Key Information—Risk Factors—Risks Related to Venezuela—Our Subsidiaries in Venezuela are Currently Involved in Expropriation Proceedings and May Engage in Arbitration Proceedings and “Item 10.  Additional Information—Material Contracts—Archer-Daniels-Midland.”

Our subsidiaries accounted for the following percentages and amount of our net sales in millions of pesos for the years ended December 31, 2012, 2011 and 2010.

	Year ended December 31,
	2012			2011			2010
	In Millions of Pesos		Percentage of Net Sales	In Millions of Pesos		Percentage of Net Sales	In Millions of Pesos		Percentage of Net Sales
Gruma Corporation	Ps.	26,932	42%	Ps.	23,923	42%	Ps.	21,451	46%
GIMSA	17,573		27	15,386		27	11,853		26
Gruma Venezuela	9,907		15	9,157		16	5,382		12
Molinera de México	5,046		8	4,633		8	3,757		8
Gruma Centroamérica	3,369		5	3,180		6	2,765		6
Others and eliminations	1,490		2	1,366		1	1,024		2
Total	Ps.	64,317	100	Ps.	57,645	100	Ps.	46,232	100

Share Purchase Transaction with Archer-Daniels-Midland

We entered into an association with Archer-Daniels-Midland in September 1996. Archer-Daniels-Midland is one of the world’s largest agricultural processors and traders.  Through our partnership we improved our position in the U.S. corn flour market and gained an immediate presence in the Mexican wheat flour market. See “Item 7.  Major Shareholders and Related Party Transactions—Transactions with Archer-Daniels-Midland.”  On December 14, 2012, we acquired the stake that Archer-Daniels-Midland owned directly and indirectly in the Company and certain of our subsidiaries (the ‘‘Equity Interests’’) through the exercise of a purchase option pursuant to certain rights of first refusal (the “ADM Transaction”), consisting of:

•                  18.81% of the issued shares of Gruma S.A.B. de C.V. and, indirectly, an additional 4.35% of the issued shares of Gruma, S.A.B. de C.V. via the acquisition of 45% of the shares of Valores Azteca, S.A. de C.V. (‘‘Valores Azteca’’), a company that owns 9.66% of the issued shares of Gruma, S.A.B. de C.V.;

•                  3% of the partnership interest of Valores Mundiales and Consorcio Andino, holding companies of our subsidiaries in Venezuela, MONACA and DEMASECA, respectively;

•                  40% of the shares of Molinera de Mexico, our wheat flour business in Mexico; and

•                  100% of the shares of Valley Holding Inc., a company that owns 20% of Azteca Milling, our corn flour business in the United States.

The Equity Interests were acquired from Archer-Daniels-Midland for US$450 million plus a contingent payment of up to US$60 million, which contingent payment is payable only if during the 42 months following the closing of the ADM Transaction certain conditions are met. See “Item 10.  Additional Information—Material Contracts.” The economic terms of the ADM Transaction were based on the terms contained in the offer made by a third party to Archer-Daniels-Midland for the purchase of the Equity Interests. As a result of the ADM Transaction, Archer-Daniels-Midland no longer holds an ownership interest in the Company.

Based on a fairness opinion issued by an Independent Expert, as well as the financial analysis conducted by our management, we believe that, at the agreed values for the ADM Transaction, the ADM Transaction will generate a significant economic benefit and substantial creation of value for the Company because of the higher net income attributable to shareholders that we will obtain due to the increase of our stake in Azteca Milling and Molinera de México.  We believe this benefit will occur regardless of whether we will be required to make the contingent payment.

To fund the ADM Transaction, GRUMA obtained short-term unsecured loan facilities for a total amount of US$400,000,000, with maturities of up to a year (the ‘‘Short-Term Facilities’’), and used proceeds from Gruma Corporation’s revolving syndicated credit facility with Bank of America, N.A. We expect to refinance the Short-Term Facilities in 2013. See “Item 5. Operating and Financial Review and Prospects—Indebtedness.”

Capital Expenditures

Our capital expenditure program continues to be primarily focused on our core businesses and markets.  Capital expenditures for 2010, 2011, and 2012 were U.S.$89 million, U.S.$191 million and U.S.$ 212 million, respectively.  During 2010, capital expenditures were mostly applied to general manufacturing and technology upgrades in Gruma Corporation and GIMSA, and the acquisition of the leading producer of corn grits in Ukraine.  During 2011, capital expenditures were primarily applied to production capacity expansions, manufacturing and technology upgrades, particularly in the U.S., Mexico and Europe.  We also made certain acquisitions throughout 2011, including the purchase of the leading producer of corn grits in Turkey, two tortilla plants in the U.S. and the leading tortilla manufacturer in Russia. During 2012, capital expenditures were applied primarily to production capacity expansions, general manufacturing and technology upgrades in Gruma Corporation and GIMSA.

We have budgeted approximately U.S.$ 130 million for capital expenditures in 2013, which we intend to use mainly for production capacity expansions, general manufacturing and technology upgrades, especially in Gruma Corporation and GIMSA.  We anticipate financing these expenditures throughout the year through internally generated funds and debt.

The following table sets forth the aggregate amount of our capital expenditures during the periods indicated.

	Year ended December 31
	2012	2011	2010
	(in millions of U.S. dollars)(1)
Gruma Corporation	$123.9	$126.9	$50.0
GIMSA	34.3	19.2	13.8
Gruma Venezuela(2)	14.5	3.5	6.9
Molinera de México	15.8	5.7	4.5
Gruma Centroamérica	5.3	7.1	3.4
Others and eliminations	17.7	28.8	10.0
Total consolidated	$211.6	$191.2	$88.6

(1)         Amounts in respect of some of the capital expenditures were paid for in currencies other than the U.S. dollar.  As a result, U.S. dollar amounts presented in the table above may not be comparable to data contained elsewhere in this Annual Report, which is expressed on the basis of the peso/dollar exchange rate as of December 31, 2012, unless otherwise specified.

(2)         We will deconsolidate Gruma Venezuela as of January 22, 2013 and account for it as a discontinued operation.

For more information on capital expenditures for each subsidiary, please see the section entitled “Operation and Capital Expenditures” under the relevant sections below.

BUSINESS OVERVIEW

We believe we are one of the largest corn flour and tortilla producers and distributors in the world. We also believe we are one of the leading producers and distributors of corn flour and tortillas in the United States, one of the leading producers of corn flour and wheat flour in Mexico. We believe that we are also one of the largest producers of corn flour and tortillas in Central America, and one of the largest producers of tortilla and other flatbreads, including pita, naan, chapatti, pizza bases and piadina in Europe, Asia and Oceania. Our focus has been and continues to be the efficient and profitable expansion of our core business—corn flour, tortilla and wheat flour production. We pioneered the dry corn flour method of tortilla production, which offers several advantages over the centuries-old traditional wet corn dough method. These advantages include higher production yields, reduced production costs, more uniform quality and longer shelf life. The dry corn flour method of production offers significant opportunities for growth. Using our technology and know-how, we expect to encourage tortilla and tortilla chip producers in the United States, Mexico, Central America, and elsewhere to convert to the dry corn flour method of tortilla and tortilla chip production. We also believe there are significant opportunities for growth in our other core businesses, especially tortillas in the United States, Europe, Asia and Oceania.

The following table sets forth our revenues by geographic market for the years ended December 31, 2012, 2011 and 2010.

	Year ended December 31,
	2012		2011		2010
	(in millions of pesos)
United States and Europe	Ps.	26,901	Ps.	23,901	Ps.	21,445
Mexico	22,270		19,870		15,539
Venezuela	9,907		9,157		5,382
Central America	3,369		3,180		2,765
Asia and Oceania	1,870		1,537		1,101
Total	Ps.	64,317	Ps.	57,645	Ps.	46,232

Strategy

Our strategy is to focus on our core business—corn flour, tortilla, and wheat flour production, as well as to expand our product portfolio towards the flatbreads category in general —and to capitalize upon our leading positions in the corn flour and tortilla industries.  We will continue taking advantage of the increasing popularity of Mexican food and, more importantly, tortillas, in the U.S., European, Asian and Oceania markets.  We will also continue taking advantage of the adoption of tortillas by the consumers of several regions of the world for the preparation of different recipes other than Mexican food.  Our strategy includes the following key elements:

Expand in the Retail and Food Service Tortilla Markets Where We Currently Have a Presence and to New Regions in the United States: We believe that the size and growth of the U.S. retail and food service tortilla markets offer significant opportunities for expansion.

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

Encourage Transition in Certain Markets from the Traditional Cooked-Corn Method to the Dry Corn Flour Method as Well as New Uses for Corn Flour, and Continue to Establish MASECA® as a Leading Brand: We pioneered the dry corn flour method of tortilla production, which offers several advantages over the centuries-old traditional wet corn dough method.  We continue to view the transition from the traditional method to the dry corn flour method of making tortillas and tortilla chips as the primary opportunity for increased corn flour sales.  We see an opportunity for further potential growth in the fact that the dry corn flour method is more environmentally friendly than the traditional method.  We are also working to expand the use of corn flour in the manufacture of different types of products besides tortillas and tortilla chips.

Enter and Expand in the Tortilla and Flatbread Markets in Other Regions of the World: We believe that markets in other continents such as Europe, Asia and Oceania offer us significant opportunities.  We believe our current operations in Europe will enable us to better serve markets there and in the Middle East.  Our presence in Asia and Oceania will enable us to offer our customers in those regions fresh products and respond more quickly to their needs

Leverage Our Existing Available Production Capacity and Focus on Optimizing Operational Matters: Our investment program during recent years in plants and operations has resulted in sufficient existing capacity to meet current and foreseeable demand.  We believe that our economies of scale and existing operating synergies permit us to remain competitive without additional material capital expenditures.

Enhance Value Creation of the Company by Consolidating the Growth Experienced during Past Years: The Company is implementing initiatives oriented toward emphasizing the company’s top priority of improving profitability and cash flow generation, and strengthening its financial structure by reducing debt. This will be the foundation for resuming more aggressive and profitable growth in the future.

U.S. and European Operations

Overview

We conduct our United States and European operations principally through our subsidiary Gruma Corporation, which manufactures and distributes corn flour, tortillas, corn chips and related products.  Gruma Corporation commenced operations in the United States in 1977, initially developing a presence in certain major tortilla consumption markets by acquiring small tortilla manufacturers and converting their production processes from the traditional “wet corn dough” method to our dry corn flour method.  Eventually, we began to build our own state-of-the-art tortilla plants in certain major tortilla consumption markets.  We have vertically integrated our operations by (i) building corn flour and tortilla manufacturing facilities; (ii) establishing corn purchasing operations; (iii) launching marketing and advertising campaigns to develop brand name recognition; (iv) expanding distribution networks for corn flour and tortilla products; and (v) using our technology to design and build proprietary corn flour, tortilla and tortilla chip manufacturing machinery.

In September 1996, we combined our U.S. corn flour milling operations with Archer-Daniels-Midland’s corn flour milling operations into a newly formed limited partnership known as Azteca Milling, L.P., in which Gruma Corporation held an 80% interest. As a result of the ADM Transaction, Gruma Corporation now holds a 100% interest in Azteca Milling.  See “Item 4.  Information on the Company—Share Purchase Transaction with Archer-Daniels-Midland.”

During 2000, Gruma Corporation opened its first European tortilla and corn chips plant in Coventry, England, initiating our entry into the European market.

Gruma Corporation

Gruma Corporation operates primarily through its Mission Foods division, which produces tortillas and related products, and Azteca Milling, a limited partnership wholly owned by Gruma Corporation which produces corn flour.  We believe Gruma Corporation is one of the leading manufacturers and distributors of tortillas and related products throughout the United States and Europe through its Mission Foods division.  We believe Gruma Corporation is also one of the leading producers of corn flour in the United States through its Azteca Milling division.

Principal Products.  Mission Foods manufactures and distributes corn and wheat tortillas and related products (which include tortilla chips) under the MISSION®, GUERRERO® and CALIDAD® brand names in the United States, as well as other minor regional brands.  By continuing to build MISSION® into a strong national brand for the general consumer market, GUERRERO® into a strong Hispanic consumer focused brand and CALIDAD® as our value brand in tortillas and chips, Mission Foods expects to increase market penetration, brand awareness and profitability.  Azteca Milling manufactures and distributes corn flour in the United States under the MASECA® brand, and, to a lesser extent, under our value brand TORTIMASA®.

Sales and Marketing.  Mission Foods serves both retail and food service customers.  In the U.S., retail customers represent approximately 75% of our sales volume, including supermarkets, mass merchandisers, membership stores and smaller independent stores.  Our food service customers include major chain restaurants, food service distributors, schools, hospitals and the military.  In our European business, approximately half of our tortilla production is allocated to retail sales, and the other half to the food service segment, including quick-service restaurants and food processors.

For the U.S. tortilla market, Mission Foods’ current marketing strategy is to increase market penetration by increasing consumer awareness of tortilla products in general, to expand into new regions and to focus on product innovation and customer and consumer needs.  Mission Foods promotes its products primarily through merchandising programs with supermarkets, and, to a lesser extent, joint promotions with other companies’ products that may be complementary to ours as well as radio and television advertising, targeting both Hispanic and non-Hispanic populations.  We believe these efforts have contributed to greater consumer awareness.  Mission Foods also targets food service companies and works with restaurants, institutions and distributors to address their individual needs and provide them with a full line of products.  Mission Foods continuously attempts to identify new customers and markets for its tortillas and related products in the United States and, more recently, in Europe.

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

Competition and Market Position.  We believe Mission Foods is one of the leading manufacturers and distributors of tortillas and related products throughout the United States and Europe.  We believe the tortilla market is highly fragmented, regional in nature and extremely competitive.  Mission Foods’ main competitors are hundreds of tortilla producers who manufacture locally or regionally and tend to be sole proprietorships.  However, a few competitors have a presence in several U.S. regions such as Olé Mexican Foods, El Milagro and Reser’s Fine Foods, among others.  In addition, a few large companies have tortilla manufacturing divisions that compete with Mission Foods, for example, Tyson, Bimbo, Hormel Foods, and General Mills.

Competitors within the corn flour milling industry include Minsa, Hari Masa, Silos de Oro, and the corn flour milling divisions of Cargill.  Azteca Milling competes with these corn flour manufacturers in the United States primarily on the basis of superior quality, technical support, customer service and brand recognition.  However, we believe there is great potential for growth by converting tortilla and tortilla chip manufacturers that still use the traditional method to our corn flour method.  We believe Azteca Milling is one of the leading producers of corn flour in the United States.

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

Operations and Capital Expenditures.  Annual total production capacity for Gruma Corporation is estimated at 2.5 million metric tons as of December 31, 2012, with an average utilization of 74% in 2012.  The average size of our plants as of December 31, 2012 was approximately 9,642 square meters (about 103,788 square feet).

Capital expenditures for the past three years were U.S.$301 million, and were primarily used for capacity expansions and general manufacturing and technology upgrades.  Capital expenditures for such period were also used for: (i) the construction of a tortilla plant in southern California, that began production during 2010; (ii) the acquisition in 2010 of Altera I and Altera II, the leading producer of corn grits in Ukraine for U.S.$9 million;  (iii) the acquisition in 2011 of two tortilla plants in the United States, Albuquerque Tortilla Company and Casa de Oro Foods for U.S.$9 million and U.S.$23 million, respectively; (iv) the acquisition in 2011 of Solntse Mexico, the leading tortilla and corn chips manufacturer in Russia, for U.S.$9 million; (v)  the acquisition in 2011 of Semolina, the Turkish market leading producer of corn grits, for U.S.$17 million; (vi) the acquisition in 2012 of Tortilleria Mexicana, a corn related products manufacturer, in the Netherlands for U.S.$2.3 million; and (vii) the construction of a new tortilla plant in Florida toward the end of 2012.

Gruma Corporation’s projected capital expenditures for 2013 will be approximately U.S.$70 million, mainly for production capacity expansions and manufacturing and technology upgrades at existing plants.

Mission Foods produces its tortillas and other related products at 28 manufacturing facilities worldwide.  Twenty three of these facilities are located in large population centers throughout the United States and five are located in Europe.  During 2009, Mission Foods closed three manufacturing facilities located in Las Vegas, Fort Worth and El Paso.  Mission Foods has shifted production to other plants to achieve savings in overhead costs.  Mission Foods will consider reopening the Fort Worth plant should market demands require additional capacity.  During 2010, Mission Foods closed an additional manufacturing facility located in Phoenix, Arizona.  Outside the United States, Mission Foods has two plants in England, two plants in The Netherlands, and one plant in Russia.

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

All of the Mission Foods manufacturing facilities worldwide have earned either a superior or excellent category rating from the AIB-GMP (Good Manufacturing Practice) audits.  Most of Mission Foods’ U.S. plants have earned the AIB’s highest award, the combined AIB-GMP and AIB-HACCP (Hazard Analysis and Critical Control Points) certification.  Our recently built Florida plant is in the process of implementing AIB-GMP audits this year and five other plants have not yet gone through the AIB-HACCP certification process.

In 2008 Mission Foods started the BRC certification process at four plants in the U.S.  By 2012, 16 plants had completed the certification process.  Additionally, one of our plants is SQF certified. Our plants in England and The Netherlands are also evaluated by third party organizations such as the AIB, International Food Standards and BRC. Our facility in Russia, which was acquired in July of 2011, operates in compliance with Russian food production laws and is audited by multiple clients. At the end of 2012, our Russian facility successfully completed an ISO 22000 audit for food safety.  The facility is currently working towards HACCP certification.

Azteca Milling produces corn flour at six plants located in Amarillo, Edinburg and Plainview, Texas; Evansville, Indiana; Henderson, Kentucky; and Madera, California.  Gruma Corporation also produces corn flour at our plants in Ceggia, Italy; Cherkassy, Ukraine; and Samsun, Turkey.  The majority of our plants are located within important corn growing areas.  Due to Azteca Milling’s manufacturing practices and processes, all six facilities located in the U.S. have achieved ISO 9002 certification as well as the AIB certification.  Our corn flour plants in Italy and Ukraine have obtained the BRC certification.  Additionally, our corn flour mill in Italy obtained the OHSAS 18001 international workplace safety standards certification, and our corn flour plant in Turkey has obtained the International Featured Standards certification, among others.

Seasonality.  We believe there is no significant seasonality in our products, however certain products tend to experience a slight volume increase during the summer months.  Tortillas and tortilla chips sell year round, with special peaks during the summer, when we increase our promotion and advertising by taking advantage of several holidays and major sporting events.  Tortilla and tortilla chip sales decrease slightly towards the end of the year when many Mexicans go back to Mexico for the holidays.  Sales of corn flour fluctuate seasonally as demand is higher in the fourth quarter during the holidays because of the preparation of Mexican food recipes that are very popular during this time of the year.

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

Distribution.  An important element of Mission Foods’ sales growth has been the expansion and improvement of its tortilla distribution network, including a direct-store-delivery system to distribute most of its products, providing national coverage in the U.S. to the retail grocery channel. Distribution in the U.S. is mainly through independent distributors most of them working exclusively with Mission Foods.  Depending on the size of the customer, and the category development index / brand development index metrics (“CDI/BDI Metrics”) of the geography, tortillas and other products are generally delivered daily or several times a week.  In parts of the country, for example the Northeast, where CDI/BDI Metrics are low, Mission Foods employs a warehouse distribution method, distributing also refrigerated tortillas.  In keeping with industry practice, Mission Foods generally does not have written sales agreements with its customers. Nevertheless, from time to time, Mission Foods enters into consumer marketing agreements with retailers, in which certain terms on how to market our products are agreed.  Mission Foods has also developed a North American food service distribution network that encompasses all regions in the U.S. and the majority of provinces in Canada.

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

Mexican Operations

Overview

Our largest business in Mexico is the manufacture and sale of corn flour, which we conduct through our subsidiary GIMSA.  We also operate a wheat milling business in Mexico through Molinera de México.  Our other subsidiaries engage in the manufacturing and distribution of tortillas and other related products in northern Mexico, conduct research and development regarding corn flour and tortilla manufacturing equipment, produce machinery for corn flour and tortilla production and construct our corn flour manufacturing facilities.

GIMSA—Corn Flour Operation

Principal Products.  GIMSA produces corn flour in Mexico, which is then used in the preparation of tortillas and other related products.  GIMSA also produces wheat flour and other related products to a lesser extent.

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

Sales and Marketing.  GIMSA sells packaged corn flour in bulk principally to thousands of small tortilla manufacturers, or tortillerías, which purchase in 20-kilogram sacks and produce tortillas on their premises for sale to local markets.  To a lesser extent, GIMSA also sells corn flour in bulk to supermarkets’ in-store tortillerías and snack manufacturers.  Additionally, GIMSA sells corn flour in the retail market in one-kilogram packages.

The following table sets forth GIMSA’s bulk and retail sales volume of corn flour, and other products for the periods indicated.

	Year Ended December 31, (tons in thousands)
	2012		2011		2010
	Tons	%	Tons	%	Tons	%
Corn Flour
Bulk	1,517	77	1,528	78	1,468	78
Retail	284	14	292	15	291	15
Other	182	9	139	7	131	7
Total	1,983	100	1,959	100	1,890	100

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

We believe the preparation of tortillas using the dry corn flour method possesses several advantages over the traditional method.  This traditional method is a rudimentary practice requiring more energy, time and labor because it involves cooking the corn in water with lime, milling the cooked corn, creating and shaping the dough, and then making tortillas from that dough.  We pioneered the dry corn flour method in which we mill the raw corn in our facilities into corn flour.  Tortilla producers and consumers, once they acquire the corn flour, may then simply add water to transform the flour into wet dough to produce tortillas.  Our internal studies show that the dry corn flour method consumes less water, electricity, fuel and labor.  We estimate that one kilogram of corn processed through the dry corn flour method yields more tortillas on average than a similar amount of corn processed using the traditional method.  Corn flour is also transported more easily and under better sanitary conditions than wet corn dough and has a shelf life of approximately three months depending on storage conditions, compared with one or two days for wet corn dough.  The market for wet corn dough is limited due to the perishable nature of the product, restricting sales of most wet corn dough producers to their immediate geographic areas.  Additionally, the corn flour’s longer shelf life makes it easier for consumers in rural areas, where tortillerías are relatively scarce, to produce their own tortillas.

We believe in the benefits of our dry corn flour method and also believe that we have substantial opportunities for growth by encouraging a transition to our method.  Corn flour is primarily used to produce corn tortillas, a principal staple of the Mexican diet.  The tortilla industry is one of the largest industries in Mexico as tortillas constitute the single largest component of Mexico’s food industry.  However, there is still reluctance to abandon the traditional practice, particularly in central and southern Mexico.  Corn dough producers and/or tortilla producers using the traditional method are generally not required to comply with environmental regulations, which represents savings for them.  To the extent regulations in Mexico are enforced and we and our competitors are on the same footing, we expect to benefit from these developments.

GIMSA has embarked on several programs to promote corn flour sales to tortilla producers and consumers.  GIMSA offers incentives to potential customers, such as small independent tortillerías, to convert to the dry corn flour method from the traditional wet corn dough method.  The incentives GIMSA offers include new, easy to use equipment designed specifically for small-volume users, financing, and individualized training.  For example, in order to assist traditional tortilla producers in making the transition to corn flour, GIMSA also sells specially designed mixers made by Tecnomaíz, S.A. de C.V., or Tecnomaíz, one of our research and development subsidiaries.  For more information about our research and development department, see “Item 4. Information on the Company—Miscellaneous—INTASA—Technology and Equipment Operations.” GIMSA also helps its tortillería customers to improve sales by directing consumer promotions to heighten the desirability of their products and increase consumption, which, in turn, should increase corn flour sales and our brand equity.  These efforts to improve sales and strengthen our brand equity by better positioning us among consumers include prime time advertising on television as well as radio, magazine and billboard advertising.

During 2012, GIMSA continued emphasizing the nutritional values of its products in advertising campaigns on radio and television nationwide.  GIMSA also continued reinforcing MASECA®’s image and brand recognition, associating our brand with sports, exercise and wellness, and emphasizing the benefits of a good nutrition for general health.  Following this strategy, we sponsor several professional sports teams.

GIMSA is aware of the dynamism of the Mexican market.  In order to adapt quickly and to anticipate new customers’ needs, GIMSA continued diversifying its sales force in specialized teams to be able to satisfy different types of customers, focusing primarily in increasing product availability and achieving higher market coverage.  GIMSA also continues working on the conversion of customers from the traditional process of preparing tortillas to our corn flour method, for which we have client analysis teams whose main goal is to show tortilla manufacturers that use the traditional method, the benefits of corn flour and its use method, seeking to change its manufacturing process and the raw materials they use for producing tortillas.

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

•                  development of tailored marketing promotions to increase consumption in certain customer segments; and

•                  assistance to customers in the development of new higher margin products such as tortilla chips, taco shells and enchilada tortillas, reflecting consumption trends.

Competition and Market Position.  GIMSA faces competition on three levels—from other corn flour producers, from sellers of wet corn dough and from the many tortillerías that produce their own wet corn dough on their premises.  Our estimates indicate that about half of tortilla producers continue to use the traditional wet corn dough method.

GIMSA’s biggest challenge in increasing its market share is the prevalence of the traditional method.  In the corn flour industry, GIMSA’s principal competitors are Grupo Minsa and a few regional corn flour producers.  OPTIMASA, a subsidiary of Cargill de México, built a corn flour plant and began to offer corn flour in the central region of Mexico, therefore becoming a new competitor for GIMSA since 2005.  Hari Masa has also become a competitor for GIMSA.  Hari Masa’s primary area of influence is the Northeastern area. Hari Masa has also expanded its operations to the Gulf and Eastern part of Mexico since 2010, and is building a plant in Tabasco for the southeast market.  We compete against other corn flour manufacturers on the basis of quality, brand recognition, technology, customer service and nationwide coverage.  We believe that GIMSA has certain competitive advantages resulting from its proprietary technology, greater economies of scale and broad geographic coverage, which may provide it with opportunities to more effectively source raw materials and reduce transportation costs.

Operations and Capital Expenditures.  GIMSA currently owns 19 corn flour mills, all of which are located throughout Mexico, typically within corn growing regions and those of large tortilla consumption.  GIMSA also owns two more plants, one of which produces wheat flour and the other, corn grits and several types of corn based products.  Three of GIMSA’s plants are idle.  The Chalco plant has been inactive since October 1999. GIMSA will consider reopening this plant should market demands require additional capacity.  The other two plants (Monterrey y Celaya) have been idle since February 2006.  These assets are currently being depreciated.

Annual total production capacity for GIMSA is estimated at 2.97 million metric tons as of December 31, 2012, with an average utilization of 66% in 2012.  The average size of our plants as of December 31, 2012 was approximately 20,000 square meters (approximately 215,200 square feet).

In recent years, GIMSA’s capital expenditures were primarily used to upgrade technology, corn flour production processes and capacity expansions at certain plants.  GIMSA spent U.S.$67 million for these purposes from 2010 to 2012.  GIMSA currently projects total capital expenditures during 2013 of approximately U.S.$ 35 million, which will be used primarily for updating technology and production capacity expansion projects at certain plants.

Pursuant to an agreement between GIMSA and Investigación de Tecnología Avanzada, or INTASA, our wholly-owned subsidiary, INTASA provides technical assistance to each of GIMSA’s operating subsidiaries for which each pays to INTASA a fee equal to 0.5% of its consolidated net sales.  Each of GIMSA’s corn flour facilities uses proprietary technology developed by our technology and equipment operations.  For more information about our in-house technology and design initiatives, see “Item 4. Information on the Company—Miscellaneous—INTASA—Technology and Equipment Operations.”

Seasonality.  The demand for corn flour varies slightly with the seasons, with some minor increases during the December holidays.

Raw Materials.  Corn is the principal raw material required for the production of corn flour, and constituted 65% of GIMSA’s cost of sales for 2012.  We purchase corn primarily from Mexican growers and grain elevators, and from world markets usually at international prices.  Most of our domestic corn purchases are made through ASERCA, a governmental program established and supported by the Mexican Ministry of Agriculture, where contracts are entered into once the corn is planted to guarantee price and delivery upon harvest.  Compañía Nacional Almacenadora, S.A. de C.V., a subsidiary of GIMSA, enters into contracts for GIMSA, purchases the corn, and also monitors, selects, handles and ships the corn.

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

Distribution. We have our own sales teams that are capable of servicing all sales channels, which allows us to know our clients’ needs.  GIMSA’s products are distributed mainly through independent transport firms contracted by GIMSA and, to a lesser extent, using our own fleet, depending on the type of client.  Most of GIMSA’s sales are made free-on-board at GIMSA’s plants, in particular those to tortilla manufacturers.  With respect to other sales, in particular sales to the Mexican government, large supermarket chains, and snack producers, GIMSA pays the freight cost.

Molinera de México—Wheat Flour Operation

Principal Products.  In 1996, through our former association with Archer-Daniels-Midland, we entered the wheat milling market in Mexico by acquiring a 60% ownership interest in Archer-Daniels-Midland’s wheat flour operation, Molinera de México.  However, as a result of the ADM Transaction, we now hold a 100% ownership interest in Molinera de México. See “Item 4.  Information on the Company—Share Purchase Transaction with Archer-Daniels-Midland.” Molinera de México’s main product is wheat flour, although it also sells wheat bran and other byproducts. Our wheat flour brands are REPOSADA®, PODEROSA® and SELECTA®, among others.

Sales and Marketing.  In 2012, approximately 85% of Molinera’s wheat flour production was sold in bulk and 15% was sold for the retail segment.  Most of the bulk sales are made to thousands of traditional bakeries and tortillerías, supermarkets’ in-store bakeries and, to a lesser extent, to cookie and pasta manufacturers.  Most of the retail sales are made to large supermarkets and wholesalers throughout Mexico. Through wholesalers, our products are distributed to small grocery stores.

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

Competition and Market Position.  We believe that we are one of Mexico’s largest wheat flour producers based on revenues and sales volume.  Molinera de México competes with many small wheat flour producers.  We believe the wheat flour industry is highly fragmented and estimate that there are over 50 participants that operate 90 wheat milling plants.  Our main competitors are Altex, Trimex, Tablex, La Espiga, Elizondo, and Anáhuac.

Operations and Capital Expenditures.  We own and operate nine wheat flour plants, including one in which we hold only a 40% ownership interest.  Annual total production capacity for Molinera de México is estimated at 860 thousand metric tons as of December 31, 2012, with an average utilization of 85% in 2012, including production volume for third parties for which Molinera de México receives a fee.  On average, the size of our plants as of December 31, 2012 was approximately 12,291 square meters (approximately 132,300 square feet).  Capital expenditures from 2010 to 2012 amounted to U.S.$26 million mainly for capacity expansions and general manufacturing and technology upgrades.  Molinera de México’s capital expenditures in 2013 are projected to be U.S.$5 million, which will be used primarily for production capacity expansion on several wheat mills and general manufacturing and technology upgrades.

Seasonality.  Molinera de México’s sales are subject to seasonality.  Higher sales volumes are achieved in the fourth and first quarters during the winter, when we believe per capita consumption of wheat-based products, especially bread and cookies, increases due in part to cold weather and the celebration of holidays occurring during these quarters.

Raw Materials.  Wheat is the principal raw material required for the production of wheat flour and constituted 74% of Molinera de México’s cost of sales for 2012.  Molinera de México purchases approximately 30% of its wheat from Mexican growers, and 70% from international markets.  Molinera de México purchases domestic wheat from local farmers and farmers’ associations through ASERCA, a governmental program established and supported by the Mexican Ministry of Agriculture, where contracts are entered into once the wheat is planted to guarantee price and delivery upon harvest.  Wheat is also sourced from foreign producers in the United States and Canada through different trading companies.  Purchases are made based on short-term requirements with the aim of maintaining adequate levels of inventories.

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

Gruma Centroamérica

Principal Products.  Gruma Centroamérica produces corn flour, and to a lesser extent tortillas and snacks.  We also cultivate and sell hearts of palm and process and sell rice.  We believe we are one of the largest corn flour producers in the region.  We sell corn flour under the MASECA®, TORTIMASA®, MASARICA®, MINSA® and JUANA® brands.  In Costa Rica, we sell tortillas under the TORTI RICA® and MISSION® brands.  We operate a Costa Rican snack operation which manufactures tortilla chips, potato chips and similar products under the TOSTY®, RUMBA®, and KRASH® brands.  Hearts of palm are exported to numerous European countries as well as the United States, Canada, Chile and Mexico.

Sales and Marketing.  76% of Gruma Centroamérica’s sales volume in 2012 derived from the sale of corn flour.

Gruma Centroamérica corn flour bulk sales are oriented predominantly to small tortilla manufacturers through direct delivery and wholesalers.  Supermarkets make up the customer base for retail corn flour.  Bulk sales volume represented approximately 53% and retail sales represented approximately 47% of Gruma Centroamérica’s corn flour sales volume during 2012.

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

Within the corn flour industry, the brands of our main competitors are: Del Comal, Doña Blanca, Selecta, Bachoza, Instamasa and Doñarepa.  However, one of our main growth potentials is to convert tortilla manufacturers that still use the traditional method to our corn flour method.

Operations and Capital Expenditures.  We had an annual installed production capacity of 323 thousand tons for corn flour and other products as of December 31, 2012, with an average utilization of approximately 69% during 2012.  We operate one corn flour plant in each of Costa Rica, Honduras, El Salvador, and Guatemala, for a total of four plants throughout the region.  In Costa Rica, we also have one plant producing tortillas, one plant producing snacks, one plant processing hearts of palm and one plant processing rice.  In Nicaragua and Honduras we have small tortilla plants, while in Guatemala we have a small plant that produces snacks and in Ecuador we have a small facility which processes hearts of palm.  On average, the size of our plants as of December 31, 2012 was approximately 7,042 square meters (approximately 75,798 square feet).

During 2010, 2011 and 2012, most of our capital expenditures were oriented towards general manufacturing upgrades and production capacity expansions at existing tortilla plants.  Total capital expenditures for the past three years were approximately U.S.$16 million.  Capital expenditures for 2013 are projected to be U.S.$5 million, which will be used primarily for general manufacturing and technology upgrades.

Seasonality.  Typically, corn flour sales volume is lower during the first and fourth quarters of the year due to higher corn availability and lower corn prices.

Raw Materials.  Corn is the most important raw material needed in our operations, representing 38% of the cost of sales during 2012, and is obtained primarily from imports from the United States and from local growers.  Price fluctuation and volatility are subject to domestic conditions, such as annual crop results and international conditions.

Gruma Venezuela

Overview

In 1993, we entered the Venezuelan corn flour industry through a participation in DEMASECA, a corn flour company in Venezuela.  In August 1999, we acquired 95% of DAMCA International Corporation, a Delaware, U.S.A. corporation which owned 100% of MONACA, Venezuela’s second largest corn and wheat flour producer at that time, for approximately U.S.$94 million.  Additionally, Archer-Daniels-Midland acquired the remaining 5% interest in MONACA.

In April of 2006, we entered into a series of transactions to: (i) purchase an additional 10% ownership interest in DEMASECA at a price of U.S.$2.6 million; (ii) purchase a 2% stake in MONACA from Archer-Daniels-Midland at a price of U.S.$3.3 million; and (iii) sell a 3% interest in DEMASECA to Archer-Daniels-Midland at a price of U.S.$780,000.

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

As a result of the aforementioned transactions and the ADM Transaction, we currently own 75.86% of Valores Mundiales and RFB Holdings de Mexico, S.A. de C.V. owns the remaining 24.14%.  As of December 31, 2012, Valores Mundiales was the sole registered shareholder of MONACA.  In addition, we own 60% of Consorcio Andino and RFB Holdings de Mexico, S.A. de C.V. owns the remaining 40%.  As of December 31, 2012, Consorcio Andino was the sole registered shareholder of DEMASECA.  MONACA and DEMASECA are collectively referred to as “Gruma Venezuela.”

On May 12, 2010, the Bolivarian Republic of Venezuela published the Expropriation Decree, which announced the forced acquisition of all goods, movables and real estate of our subsidiary company in Venezuela, MONACA.  The Republic has expressed to GRUMA’s representatives that the Expropriation Decree extends to our subsidiary DEMASECA.  On January 22, 2013, the Ministry of Popular Power for Internal Relations published a Providence designating Special Managers with the power to run MONACA and DEMASECA.  As a consequence, we have concluded that we lost control of Gruma Venezuela as of that date.  We will deconsolidate Gruma Venezuela as of January 22, 2013 and account for it as a discontinued operation. See “Item 8. Legal Proceedings—Venezuela—Expropriation Proceedings by the Venezuelan Government.”

DEMASECA and MONACA

Principal Products.  Gruma Venezuela produces and distributes corn flour as well as wheat flour, rice, oats and other products.  We sell corn flour under the brand names JUANA® and DEMASA®.  We sell wheat flour under the ROBIN HOOD®, FLOR DE TRIGO® and POLAR® brands, rice under the MONICA® brand and oats under the LASSIE® brand.

Sales and Marketing.  Venezuelans use corn flour to produce and consume arepas, which are made at home or in restaurants for household consumption rather than manufactured by specialty shops or other large manufacturers.  We have sold corn flour in the retail market in one kilogram bags to independent distributors, supermarkets, wholesalers, and governmental social welfare and distribution programs.  We also have sold wheat flour, distributing it in 45 kilogram bags and in one kilogram bags.  Bulk sales to customers made up approximately 43% of our total sales volume in 2012.  The remaining 57% of sales in 2012 were in the retail market, which includes independent distributors, supermarkets and wholesalers.

Competition and Market Position.  In corn flour, our main competitor is Alimentos Polar, and, to a lesser extent, Asoportuguesa and La Lucha.  In wheat flour, our principal competitor is Cargill.

Operation and Capital Expenditures.  We have operated five corn flour plants, five wheat flour plants, two rice plants, one pasta plant, and two plants that produce oats and spices in Venezuela with a total annual production capacity of 823 thousand tons as of December 31, 2012 and an average utilization of approximately 61% during 2012.  Two rice plants, representing 71 thousand tons, were temporarily idle on that date.  On average, the size of our plants measured in square meters is approximately 8,961 (approximately 96,454 square feet) as of December 31, 2012.

Capital expenditures for the past three years were U.S.$25 million.  Most of this was applied to general upgrades.

Seasonality.  Sales have fluctuated seasonally as demand for flour-based products is lower during those months when most schools are closed for vacation.  In addition, sales have been higher in November as customers build inventory to satisfy increased demand during the holiday season in December.

Raw Materials.  Corn and wheat are our most important raw materials.  Corn has been purchased in Venezuela and is subject to the corn market’s volatility and governmental regulations related to prices, quantities and storage facilities.  Corn prices are fixed by a government agency.  100% of our wheat has been purchased from the U.S. and Canada, with its availability and price volatility dependent upon those markets.  We have not engaged in any type of hedging activity for our supplies since exchange rate policies and country risk for Venezuela have constrained our capacity to transfer funds abroad in order to fund any hedging strategy.

Miscellaneous—INTASA—Technology and Equipment Operations

We have developed our own technology operations since our founding.  Since 1975 our technology and equipment operations have been conducted principally through INTASA, which has two subsidiaries: Tecnomaíz, S.A. de C.V., or Tecnomaíz, and Constructora Industrial Agropecuaria, S.A. de C.V., or CIASA.  The principal activity of these subsidiaries is to provide research and development, equipment, and construction services to us and small equipment to third parties.  Through Tecnomaíz, we also engage in the design, manufacture and sale of machines for the production of tortillas and tortilla chips.  The machinery for the tortilla industry includes a range of capacities, from machines that make 15 to 300 corn tortillas per minute to dough mixers.  The equipment is sold under the TORTEC® and BATITEC® trademarks in Mexico.  Tecnomaíz also manufactures high volume energy efficient corn tortilla, wheat tortilla and tortilla chip systems that can produce up to 1,200 corn tortillas per minute, 600 wheat tortillas per minute and 3,000 pounds of chips per hour.

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

On February 15, 2011, we concluded the sale of 177,546,496 shares of the capital stock of GFNorte at a price of Ps.52 per common share (the “GFNorte Sale”), resulting in cash proceeds of Ps.9,232 million before fees and expenses.  As a result of the sale of the GFNorte’s shares, we no longer hold shares of GFNorte’s capital stock.

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

Environmental Regulations

Our Mexican operations are subject to Mexican federal, state and municipal laws and regulations relating to the protection of the environment.  The principal federal environmental laws are the Ley General de Equilibrio Ecológico y Protección al Ambiente, or General Law of Ecological Equilibrium and Protection of the Environment or Mexican Environmental Law, which is enforced by the Secretaría de Medio Ambiente y Recursos Naturales, or Ministry of the Environment and Natural Resources or SEMARNAT, the Ley General de Cambio Climático or Mexican Climate Change Law and the Ley Federal de Derechos or the Mexican Federal Law of Governmental Fees.  Under the Mexican Environmental Law, each of our facilities engaged in the production of corn flour, wheat flour, and tortillas is required to obtain an operating license from state environmental regulations upon initiating operations, and then periodically submit a certificate of operation to maintain the operating license.  Furthermore, the Mexican Federal Law of Governmental Fees requires that Mexican manufacturing plants pay a fee for water consumption and the discharge of residual waste water to drainage, whenever the quality of such water exceeds mandated thresholds.  Also, regulations have been issued concerning hazardous substances and water, air and noise pollution.  In particular, Mexican environmental laws and regulations, including the Mexican Climate Change Law, require that Mexican companies file periodic reports with respect to air and water emissions and hazardous wastes.  Additionally, they also establish standards for waste water discharge.  We must also comply with zoning regulations as well and rules regarding health, working conditions and commercial matters.  SEMARNAT and the Federal Bureau of Environmental Protection can bring administrative and criminal proceedings against companies that violate environmental laws, as well as close non-complying facilities.

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

Competition Regulations

The Ley Federal de Competencia Económica or Mexican Competition Law, and the Reglamento de la Ley Federal de Competencia Económica or Regulations of the Mexican Competition Law, regulate monopolies and monopolistic practices, and require Mexican government approval for certain mergers and acquisitions.  The Mexican Competition Law grants the government the authority to establish price controls for products and services of national interest through Presidential decree, and established the Comisión Federal de Competencia, or Federal Competition Commission, to enforce the law.  Mergers and acquisitions and other transactions that may restrain trade or that may result in monopolistic or anti-competitive practices or combinations must be approved by the Federal Competition Commission.  The Mexican Competition Law may potentially limit our business combinations, mergers and acquisitions and may subject us to greater scrutiny in the future in light of our market presence, nevertheless we do not believe that this legislation will have a material adverse effect on our business operations.

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

Central American and Venezuelan Regulation

Gruma Centroamérica and Gruma Venezuela are subject to regulation in each country in which they operate.  We believe that Gruma Centroamérica and Gruma Venezuela are currently in compliance with all applicable legal requirements in all material respects.  See “Item 3.  Key Information—Risk Factors—Risks Related to Venezuela.”

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

Overview of Accounting Presentation

Our audited financial statements have been prepared in accordance with IFRS as issued by the IASB. We began reporting under IFRS for the year ending December 31, 2011, with an IFRS adoption date of January 1, 2011 and a transition date to IFRS of January 1, 2010.

Note 29  to our audited consolidated financial statements discusses new accounting pronouncements under IFRS that will become effective in 2013 or thereafter.  We do not currently expect that any of these will have a significant impact on the presentation of our financial statements.

Effects of Inflation

To determine the existence of hyperinflation, we evaluate the qualitative characteristics of the economic environment of each country, as well as the quantitative characteristics established by IFRS, including an accumulated inflation rate equal or higher than 100% in the past three years.  Pursuant to this analysis, Mexico is not considered to be hyperinflationary, with annual inflation rates of 4.4% in 2010, 3.82% in 2011 and 3.57% in 2012.  Meanwhile, Venezuela is considered a hyperinflationary economy, with annual inflation rates of 27.2% in 2010, 27.6% in 2011 and 20% in 2012.

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

On January 8, 2010, the Venezuelan government announced the devaluation of its currency and established a two tier exchange structure.  Pursuant to Exchange Agreement No.14, the official exchange rate of the Venezuelan bolivar (“Bs.”) was devalued from Bs.2.15 to each U.S. dollar to Bs.4.30 for non-essential goods and services and to Bs.2.60 for essential goods.  On December 30, 2010, the Venezuelan government modified Exchange Agreement No. 14 and established a single exchange rate of 4.30 bolivars per U.S. dollar effective January 1, 2011.  The financial statements of our subsidiaries in Venezuela are prepared using an exchange rate of Bs. 4.30 per U.S. dollar.  Future devaluations of the Venezuelan, currency will have a limited impact on our future financial statements as Gruma Venezuela will be deconsolidated from our operations as of January 22, 2013.

In addition to the above, our net income may be affected by changes in our foreign exchange gain or loss, which may be impacted by significant variations in the peso/dollar exchange rate.  During 2010, 2011 and 2012, we recorded a net foreign exchange gain (loss) of Ps.144 million, Ps.41 million and Ps.(89) million, respectively.

Gruma Venezuela Deconsolidation

In accordance with IFRS, we concluded that we lost control of our Venezuelan subsidiaries, MONACA and DEMASECA on January 22, 2013.  As a result of such loss of control, we will cease the consolidation of the financial information of MONACA and DEMASECA starting January 22, 2013.

As disclosed in Note 7 to our audited consolidated financial statements, at December 31, 2012, the total assets and liabilities of these subsidiaries in Venezuela were Ps.7,087,569 and Ps.2,948,192, respectively.  For the year ended December 31, 2012, these subsidiaries represented net sales of Ps.9,907,182 and operating income of Ps.444,525.

Our interest in the total net assets of Venezuelan subsidiaries was Ps.3,090,289 at December 31, 2012.  In January 2013 and as a result of the loss of control in these subsidiaries, the foreign currency translation loss of Ps.432,458, recorded in other comprehensive income at December 31, 2012, will be transferred to our income statement and will be presented as a discontinued operation.

Currency Issues in Venezuela

Historically, we have been able to convert bolivars into U.S. dollars at the Official Rate in order to settle certain U.S. dollar-denominated debt incurred pursuant to imports and royalty agreements and to pay dividends from our business in Venezuela.  Accordingly, as of December 31, 2012, the Company’s Venezuelan subsidiaries accounted for U.S. dollar-denominated transactions, monetary assets and liabilities into bolivars using the Official Rate, which may not reflect economic reality.  See “Item 3.  Key Information—Risk Factors—Risks Related to Venezuela.” In addition, the Company’s Venezuelan subsidiaries’ bolivar-denominated financial statements were translated into Mexican pesos using the buying rate published by Banco de México on the applicable balance sheet dates.

Critical Accounting Policies

Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our audited consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB.  The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.

Below, we have identified the most critical accounting principles that involve a higher degree of judgment and complexity and that management believes are important to a more complete understanding of our financial position and results of operations.  These policies are outlined below.

Additional accounting policies that are also used in the preparation of our financial statements are outlined in the notes to our audited consolidated financial statements included in this Annual Report.

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

Under IFRS, we are required to test long-lived assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable for property, plant and equipment.  When the carrying amount exceeds the recoverable amount, the difference is accounted for as an impairment loss.  The recoverable amount is the higher of (1) the long-lived asset’s (asset group) fair value less costs to sell, representing the amount obtainable from the sale of the long-lived asset (asset group) in an arm’s length transaction between knowledgeable, willing parties less the costs of disposal and (2) the long-lived asset’s (asset group’s) value in use, representing its future cash flows discounted to present value by using a rate that reflects the current assessment of the time value of money and the risks specific to the long-lived asset (asset group) for which the cash flow estimates have not been adjusted.

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

We use estimates in four specific areas that have a significant effect on these amounts: (a) the rate of return we assume our plans will achieve on its investments, (b) the rate of increase in salaries that we assume we will observe in future years, (c) the discount rate that we use to calculate the present value of our future obligations and (d) the expected rate of inflation.  The assumptions we have applied are identified in Note 19 to our audited consolidated financial statements.  These estimates are determined based on actuarial studies performed by independent experts using the projected unit credit method.  The latest actuarial computation was prepared as of December 31, 2012.  We review the estimates each year, and if we change them, our reported expense for post-employment benefits may increase or decrease according to market conditions.

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

RESULTS OF OPERATIONS

The following table sets forth our consolidated income statement data on an IFRS basis for the years ended December 31, 2012, 2011, and 2010, expressed as a percentage of net sales.  All financial information has been prepared in accordance with IFRS.  For a description of the method, see “Presentation of Financial Information” and “Item 5.  Operating and Financial Review and Prospects—Overview of Accounting Presentation.”

	Year Ended December 31,
	2012	2011	2010
Income Statement Data
Net sales	100%	100%	100%
Cost of sales	70.5	69.6	68.3
Gross profit	29.5	30.4	31.7
Selling and administrative expenses	23.9	24.3	26.2
Other expenses, net	(0.2)	(0.4)	(1.1)
Operating income	5.5	5.8	4.4
Net comprehensive financing cost	(1.1)	(0.7)	(2.5)
Current and deferred income taxes	1.7	3.1	1.8
Other items	0.0	8.2	1.3
Non-controlling interest	0.9	0.9	0.4
Net income attributable to shareholders	1.7	9.1	0.9

The following table sets forth our net sales and operating income as represented by our principal subsidiaries for 2012, 2011 and 2010.  Net sales and operating income of our subsidiary PRODISA are part of “others and eliminations.” Financial information with respect to GIMSA includes sales of Ps.419 million, Ps.587 million and Ps.764  in 2010, 2011 and 2012, respectively, in corn flour to Gruma Corporation, Molinera de México, PRODISA and Gruma Centroamérica.  Financial information with respect to Molinera de México includes sales of Ps.231 million, Ps.277 and Ps.207 million in 2010, 2011 and 2012, respectively, to GIMSA, Gruma Corporation and PRODISA; financial information with respect to PRODISA includes sales of Ps.97 million,  Ps.114 million and Ps.129 in 2010, 2011 and 2012, respectively, in tortilla related products to Gruma Corporation.

Financial information with respect to INTASA includes sales of Ps.609 million, Ps.727 million and Ps.961 million, in 2010, 2011 and 2012, respectively, in technological support to certain subsidiaries of Gruma, S.A.B. de C.V.  In the process of consolidation, all the aforementioned intercompany transactions are eliminated from the financial statements.

					Year Ended December 31,
	2012				2011				2010
	Net Sales		Operating Income		Net Sales		Operating Income		Net Sales		Operating Income
	(in millions of pesos)
Gruma Corporation	Ps.	26,932	Ps.	1,335	Ps.	23,923	Ps.	947	Ps.	21,451	Ps.	1,303
GIMSA	17,573		1,749		15,386		1,771		11,853		1,147
Gruma Venezuela	9,907		445		9,157		674		5,382		(26)
Molinera de México	5,046		87		4,633		104		3,757		72
Gruma Centroamérica	3,369		(40)		3,180		(46)		2,765		(73)
Others and eliminations	1,490		(63)		1,366		(112)		1,024		(373)
Total	Ps.	64,317	Ps.	3,513	Ps.	57,645	Ps.	3,338	Ps.	46,232	Ps.	2,050

Net Sales by Subsidiary: By major subsidiary, the percentages of consolidated net sales in 2012, 2011 and 2010 were as follows:

	Percentage of Consolidated Net Sales
Subsidiary	2012	2011	2010
Gruma Corporation	42%	42%	46%
GIMSA	27	27	26
Gruma Venezuela (1)	15	16	12
Molinera de México	8	8	8
Gruma Centroamérica	6	6	6
Others and eliminations	2	1	2

(1)   We will deconsolidate Gruma Venezuela as of January 22, 2013 and account for it as a discontinued operation.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

Consolidated Results

GRUMA’s sales volume increased by 2% to 4,826 thousand metric tons in 2012 compared with 4,740 thousand metric tons in 2011. This increase was driven mainly by Gruma Corporation.

Net sales increased by 12% to Ps.64,317 million in 2012 compared with Ps.57,645 million in 2011. The increase was driven by Gruma Corporation and GIMSA. Net sales grew mostly in connection with price increases implemented to offset higher raw material costs, sales volume growth, and the average peso depreciation effect on Gruma Corporation during 2012. Sales from non-Mexican operations constituted 65% of consolidated net sales in 2012 and 66% in 2011.

Cost of sales increased by 13% to Ps.45,350 million in 2012 compared with Ps.40,118 million in 2011, due primarily to Gruma Corporation and GIMSA. The increase was associated with higher raw material costs, sales volume growth, and the average peso depreciation effect on Gruma Corporation. Cost of sales as a percentage of net sales increased to 70.5% in 2012 from 69.6% in 2011 due primarily to GIMSA, Gruma Corporation, and Gruma Venezuela, as raw material cost increases were not fully reflected in our product prices, as well as production downtimes at Gruma Venezuela due to labor conflicts.

Selling, general, and administrative expenses (SG&A) increased by 10% to Ps.15,352 million in 2012 compared with Ps.13,984 million in 2011, due primarily to Gruma Corporation and, to a lesser extent, GIMSA and Gruma Venezuela. Part of the consolidated increase in SG&A resulted from the average peso depreciation effect on Gruma Corporation and the inflation effect at Gruma Venezuela. SG&A as a percentage of net sales decreased to 23.9% in 2012 from 24.3% in 2011, driven mainly by better expense absorption at Gruma Corporation and GIMSA.

Other expenses, net, were Ps.102 million in 2012 compared with Ps.204 million in 2011. The decrease was primarily due to lower impairment of long-lived assets and lower losses from the sale of fixed assets during 2012.

GRUMA’s operating income increased by 5% to Ps.3,513 million in 2012 compared with Ps.3,338 in 2011 driven by Gruma Corporation. Operating margin declined to 5.5% from 5.8% in 2011, due primarily to Gruma Venezuela and GIMSA.

Net comprehensive financing cost was Ps.729 million in 2012 compared with Ps.427 million in 2011. The increase was because in 2011 the company had gains on foreign exchange rate hedging related to corn procurement as well as gains on raw material hedging; also, the company registered foreign exchange losses of Ps.89 million in 2012 resulting mostly from the average peso depreciation as opposed to a Ps.41 million gain in 2011. See “Item 5. Operating and Financial Review and Prospects —Liquidity and Capital Resources—Indebtedness,” and “Item 5. Operating and Financial Review and Prospects —Liquidity and Capital Resources—Market Risk.”

GRUMA’s equity in earnings of associated companies, net, represented income of Ps.3 million in 2012 compared with income of Ps.4,711 million in 2011 primarily derived from the gain on the sale of GRUMA’s stake in GFNorte during February 2011.

Taxes decreased 40% to Ps.1,083 million in 2012 compared with Ps.1,807 million in 2011 primarily as a result of taxes related to the gain on the sale of GRUMA’s stake in GFNorte during 2011. The effective tax rate was 38.9%.

GRUMA’s net income was Ps.1,704 million in 2012 compared with Ps.5,816 million in 2011. Net income attributable to shareholders was Ps.1,115 million compared with Ps.5,271 million in 2011. Both declines were caused by the gain on the sale of GRUMA’s stake in GFNorte during 2011.

Subsidiary Results

Gruma Corporation

Sales volume increased 8% to 1,596 thousand metric tons in 2012 compared with 1,478 thousand metric tons in 2011. This increase was due mainly to several acquisitions made throughout 2011, in particular the acquisition of the leading corn grits company in Turkey, and organic growth at the European operations especially in connection with new and increased customer accounts.

Net sales increased by 13% to Ps.26,932 million in 2012, compared with Ps.23,923 million in 2011. The increase was driven mostly by the aforementioned sales volume growth and the average peso depreciation effect. Measured in dollar terms, net sales increased 7% in connection with sales volume growth. The effect of price increases implemented toward the end of 2011 (in connection with higher raw material costs) and also towards the end of 2012, and allowance reductions in the U.S. tortilla business, were offset mainly by the change in the sales mix towards corn grits in Europe.

Cost of sales increased by 14% to Ps.17,655 million in 2012 compared with Ps.15,452 million in 2011 due to sales volume growth, higher raw material cost and overhead and health insurance costs, as well as the average peso depreciation effect. Measured in dollar terms, cost of sales increased 11%. As a percentage of net sales, cost of sales increased to 65.6% in 2012 from 64.6% because higher raw material costs were not fully reflected in our product prices and also due to a change in the sales mix towards foodservice products in the U.S. tortilla business and towards corn grits in Europe.

SG&A increased by 8% to Ps.7,996 million in 2012 compared with Ps.7,435 million in 2011 due mainly to the average peso depreciation effect, sales volume growth and higher sales commissions related to price increases. Measured in dollar terms, SG&A increased 2%. SG&A as a percentage of net sales improved to 29.7% in 2012 from 31.1% in 2011 in connection with better expense absorption.

Operating income increased by 41% to Ps.1,335 million in 2012 from Ps.947 million in 2011, and operating margin improved to 5% from 4% due to a favorable comparison of Ps.143 million in other expenses because in 2011 the company generated losses from asset disposals. Measured in dollar terms, operating income grew 34%. Operating margin also improved in connection with better expense absorption.

GIMSA

Sales volume increased by 1% to 1,983 thousand metric tons in 2012 compared with 1,959 thousand metric tons in 2011. The increase was a result of higher sales of non-corn flour products as higher grain prices motivated consumption of byproducts for animal feed.

Net sales increased by 14% to Ps.17,573 million in 2012 compared with Ps.15,386 million in 2011 due mainly to price increases related to higher corn costs.

Cost of sales increased by 17% to Ps.13,171 million in 2012 compared with Ps.11,284 million in 2011 due mainly to higher corn costs. As a percentage of net sales, cost of sales increased to 75% in 2012 from 73.3% in 2011 due to the aforementioned rise in corn costs, which were not fully absorbed through price increases, and the mathematical effect of having a larger base of sales with similar amounts of gross profit per ton. For a discussion of the discontinuation of Mexican government price supports, please see “Item 4. Information on the Company—Regulation—Corn Flour Consumer Aid Program.”

SG&A increased by 13% to Ps.2,574 million in 2012 compared with Ps.2,286 million in 2011. The increase resulted mainly from higher promotion and advertising expenses related mostly to sponsorship of the Mexican Football Federation, the continued strengthening of several programs aimed at attracting traditional tortilla makers, higher sales commissions due to price increases and higher freight expenses coming from higher tariffs and intercompany shipments due to capacity constraints at some plants. SG&A as a percentage of net sales decreased to 14.6% in 2012 from 14.9% in 2011 due to better expense absorption.

Operating income decreased by 1% to Ps.1,749 million in 2012 from Ps.1,771 million in 2011, and operating margin decreased to 10% from 11.5%. The reduction in absolute terms resulted from the higher SG&A and higher other expenses in connection with losses on natural gas hedging. Profit sharing also increased during 2012. Operating margin declined mostly from the aforementioned mathematical effect of having a larger base of sales with a similar level of gross profit per ton.

Gruma Venezuela

We will deconsolidate Gruma Venezuela as of January 22, 2013 and account for it as a discontinued operation.

Sales volume decreased 9% to 478 thousand metric tons in 2012 compared with 528 thousand metric tons in 2011 due mainly to production downtimes at certain plants related to labor conflicts (in connection with the negotiation of collective bargaining agreements) and, to a lesser extent, electrical power outages.

Net sales increased by 8% to Ps.9,907 million in 2012 compared with Ps.9,157 million in 2011 due mainly to the inflation effect as figures for 2011 are expressed in constant terms as of December 2011 and are not restated to December 2012.  Additionally, there were price increases implemented to offset higher raw material costs.

Cost of sales increased by 11% to Ps.7,500 million in 2012 from Ps.6,747 million in 2011.  This increase was primarily due to the aforementioned inflation effect as well as higher cost of raw materials, salary increases and more benefits for manufacturing employees arising from new labor regulations.  As a percentage of net sales, cost of sales increased to 75.7% in 2012 from 73.7% in 2011 due mainly to the sales volume reduction resulting from the aforementioned production downtimes and to the higher raw material costs, which were not fully absorbed through price increases.

SG&A increased by 13% to Ps.1,962 million in 2012 compared with Ps.1,736 million in 2011.  The increase was due primarily to the aforementioned inflation effect as well as salary increases and higher freight expenses.  SG&A as a percentage of net sales increased to 19.8% in 2012 from 19% in 2011 due to a lower expense absorption.

Operating income decreased 34% to Ps.445 million in 2012 compared with an operating income of Ps.674 million in 2011, and operating margin declined to 4.5% in 2012 from 7.4% in 2011 resulting from the aforementioned sales volume reduction, the fact that price increases did not fully absorb the higher raw material costs, and the increases in SG&A, which grew at a faster pace than net sales.

Molinera de México

Sales volume increased by 3% to 583 thousand metric tons in 2012 compared with 564 thousand metric tons in 2011. This increase was driven by greater consumption of premixed flours at supermarket in-store bakeries, supermarket expansion through more stores, and customers’ recovery.

Net sales increased by 9% to Ps.5,046 million in 2012 compared with Ps.4,633 million in 2011. The rise resulted from price increases implemented to reflect the higher cost of wheat, a change in the sales mix towards pre-mixed flours, higher byproduct prices in connection with low supply in the market, and sales volume growth.

Cost of sales increased by 9% to Ps.4,254 million in 2012 compared with Ps.3,894 million in 2011 mainly in connection with the higher wheat costs and sales volume growth. As a percentage of net sales, cost of sales increased to 84.3% in 2012 from 84% in 2011due to higher wheat costs, which were not fully reflected in our product prices.

SG&A increased by 7% to Ps.674 million in 2012 compared with Ps.631 million in 2011. The increase was due mainly to higher freight expenses in connection with higher tariffs and intercompany shipments related to capacity constraints at some plants and, to a lesser extent, to sales volume growth. SG&A as a percentage of net sales decreased to 13.4% in 2012 from 13.6% in 2011 due to better expense absorption.

Operating income decreased by 16% to Ps.87 million in 2012 from Ps.104 million in 2011 due to the aforementioned rise in SG&A and increases in other expenses related to higher profit sharing. Operating margin decreased to 1.7% in 2012 from 2.2% in 2011 due to the aforementioned rise in profit sharing.

Gruma Centroamérica

Sales volume decreased by 9% to 207 thousand metric tons in 2012 compared with 229 thousand metric tons in 2011. The decrease was due mainly to the availability of cheap domestic corn, which motivated some customers to shift to the traditional method of tortilla production. This availability rose significantly during 2012 in connection with the increasing popularity of genetically modified corn. Additionally, during 2011 sales volume benefitted from a shortage of corn within the region due to bad weather conditions that affected corn crops, which at that time encouraged the conversion from the traditional method of making tortillas to the corn flour method.

Net sales increased by 6% to Ps.3,369 million in 2012 from Ps.3,180 million in 2011 due mainly to price increases and the effect of the average peso depreciation during 2012.

Cost of sales increased by 2% to Ps.2,415 million in 2012 compared with Ps.2,368 million in 2011, due mainly to the aforementioned average peso depreciation. Cost of sales as a percentage of net sales decreased to 71.7% in 2012 from 74.5% in 2011 due mainly to the aforementioned price increases.

SG&A rose by 16% to Ps.994 million in 2012 compared with Ps.858 million in 2011, due to higher sales commissions, and salaries, as well as the strengthening of the sales department and the effect of the average peso depreciation. As a percentage of net sales, SG&A increased to 29.5% in 2012 from 27% in 2011 due to the aforementioned increase in expenses.

Operating loss was Ps.40 million in 2012 compared with a loss of Ps.46 million in 2011, and operating margin improved to a negative 1.2% in 2012 from a negative 1.5% in 2011 principally in connection with the price increases.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

Consolidated Results

GRUMA’s sales volume increased by 5% to 4,740 thousand metric tons in 2011 compared with 4,526 thousand metric tons in 2010.  This increase was driven mainly by Gruma Corporation and GIMSA.  Net sales increased by 25% to Ps.57,645 million in 2011 compared with Ps.46,232 million in 2010.  The increase was due primarily to higher net sales at Gruma Venezuela, GIMSA, and Gruma Corporation, associated with price increases, sales volume growth, and the inflation effect in Venezuela.  Sales from non-Mexican operations constituted 66% of consolidated net sales in 2011 and 2010.

Net Sales by Subsidiary:  By major subsidiary, the percentages of consolidated net sales in 2011 and 2010 were as follows:

	Percentage of Consolidated Net Sales
Subsidiary	2011	2010
Gruma Corporation	42%	46%
GIMSA	27	26
Gruma Venezuela(1)	16	12
Molinera de México	8	8
Gruma Centroamérica	6	6
Others and eliminations	1	2

(1)      We will deconsolidate Gruma Venezuela as of January 22, 2013 and account for it as a discontinued operation.

Cost of sales increased by 27% to Ps.40,118 million in 2011 compared with Ps.31,563 million in 2010, due primarily to higher cost of sales at Gruma Venezuela, GIMSA, and Gruma Corporation associated with higher raw-material costs, sales volume growth, and the inflation effect in Gruma Venezuela.  Cost of sales as a percentage of net sales increased to 69.6% in 2011 from 68.3% in 2010 due primarily to Gruma Corporation, as raw-material cost increases were not fully reflected in our prices.

Selling, general, and administrative expenses (SG&A) increased by 16% to Ps.13,984 million in 2011 compared with Ps.12,100 million in 2010, due primarily to higher SG&A at Other and Eliminations and Gruma Corporation and, to a lesser extent, Gruma Venezuela and GIMSA.  SG&A as a percentage of net sales decreased to 24.3% in 2011 from 26.2% in 2010, driven mainly by better expense absorption at Gruma Venezuela and, to a lesser extent, GIMSA and Gruma Corporation.

Other expenses, net, were Ps.204 million in 2011 compared with Ps.519 million in 2010.  The decrease is a result of a one-time charge during 2010 related to the expropriation procedure of our operations in Venezuela, which the company did not have during 2011.

GRUMA’s operating income increased by 63% to Ps.3,338 million in 2011 compared with Ps.2,050 in 2010, and operating margin improved to 5.8% in 2011 from 4.4% in 2010, due primarily to Gruma Venezuela, Other and Eliminations and, to a lesser extent, GIMSA.

Net comprehensive financing cost was Ps.427 million in 2011 compared with Ps.1,163 million in 2010.  The decrease resulted mainly from lower financial expenses in connection with GRUMA’s debt reduction and better interest rates achieved during 2011, and gains on foreign-exchange-rate hedging related to corn procurement.  See “Item 5.  Operating and Financial Review and Prospects —Liquidity and Capital Resources—Indebtedness,” and “Item 5.  Operating and Financial Review and Prospects —Liquidity and Capital Resources—Market Risk.”

GRUMA’s equity in earnings of associated companies, net, primarily from GFNorte, represented income of Ps.4,711 million in 2011 compared with income of Ps.592 million in 2010 primarily derived from the gain on the sale of GRUMA’s stake in GFNorte during February 2011.

Taxes increased 115% to Ps.1,807 million in 2011 compared with Ps.840 million in 2010 primarily as a result of higher pre-tax income.

GRUMA’s net income was Ps.5,816 million in 2011 compared with Ps.639 million in 2010.  Net income attributable to shareholders was Ps.5,271 million compared with Ps.432 million in 2010.  Both improvements were caused mainly by the gain on the sale of GRUMA’s stake in GFNorte.

Subsidiary Results

Gruma Corporation

Sales volume increased 6% to 1,478 thousand metric tons in 2011 compared with 1,395 thousand metric tons in 2010.  This increase was due mainly to several acquisitions made throughout the year, the one-time effect of one more week of operations during 2011, which occurs every five-to-six years according to Gruma Corporation’s fiscal year-end accounting closings; and organic growth at the European operations.

Net sales increased by 12% to Ps.23,923 million in 2011 compared with Ps.21,451 million in 2010.  The increase was driven mostly by the aforementioned sales volume growth coupled with price increases implemented during 2011 in connection with higher raw-material costs.

Cost of sales increased by 16% to Ps.15,452 million in 2011 compared with Ps.13,302 million in 2010 due to higher raw-material cost (corn, wheat, and oil) and sales volume growth.  As a percentage of net sales, cost of sales increased to 64.6% in 2011 from 62.0% in 2010 because the aforementioned higher raw-material costs were not fully reflected in our prices.

SG&A increased by 9% to Ps.7,435 million in 2011 compared with Ps.6,829 million in 2010 due to sales volume growth, higher sales commissions related to price increases, and higher promotion and advertising expenses.  SG&A as a percentage of net sales improved to 31.1% in 2011 from 31.8% in 2010 in connection with better expense absorption.

Operating income decreased by 27% to Ps.947 million in 2011 from Ps.1,303 million in 2010, and operating margin declined to 4% from 6.1%.

GIMSA

Sales volume increased by 4% to 1,959 thousand metric tons in 2011 compared with 1,890 thousand metric tons in 2010.  The increase was a result of the growth in the supermarket segment associated with their organic growth, market-share gains in the snack producers segment, and customers’ build-up of corn flour inventories at the end of 2011 in anticipation of price increases.

Net sales increased by 30% to Ps.15,386 million in 2011 compared with Ps.11,853 million in 2010.  The increase was due mainly to price increases and, to a lesser extent, the aforementioned sales volume growth and a non-recurring sale of corn for Ps.574 million.

Cost of sales increased by 30% to Ps.11,284 million in 2011 compared with Ps.8,648 million in 2010 due to higher corn costs and, to a lesser extent, the cost of the aforementioned non-recurring sale of corn during 2011 and the sales volume growth.  As a percentage of net sales, cost of sales increased slightly to 73.3% in 2011 from 73.0% in 2010 due to the non- recurring sale of corn which had no margin contribution For a discussion of the discontinuation of Mexican government price supports, please see “Item 4. Information on the Company—Regulation—Corn Flour Consumer Aid Program.”

SG&A increased by 15% to Ps.2,286 million in 2011 compared with Ps.1,981 million in 2010.  The increase resulted mainly from the continued strengthening of several programs aimed at attracting traditional tortilla makers, higher promotion and advertising expenses and, to a lesser extent, higher freight expenses coming from capacity constraints at some plants and from increased sales to supermarkets and snack producers (as for transactions with these customers we usually pay freight expenses).  SG&A as a percentage of net sales decreased to 14.9% in 2011 from 16.7% in 2010 due to better expense absorption.

Operating income increased by 54% to Ps.1,771 million in 2011 from Ps.1,147 million in 2010, and operating margin increased to 11.5% from 9.7%.

Gruma Venezuela

Sales volume increased 1% to 528 thousand metric tons in 2011 compared with 523 thousand metric tons in 2010 due to production efficiencies at some plants, which allowed us to expand distribution in certain channels.

Net sales increased by 70% to Ps.9,157 million in 2011 compared with Ps.5,382 million in 2010. The increase was due mainly to the inflation effect and price increases and, to a lesser extent, the depreciation of the Mexican Peso and the aforementioned sales volume growth.

Cost of sales increased by 67% to Ps.6,747 million in 2011 from Ps.4,047 million in 2010. This increase was primarily due to the inflation effect and higher cost of raw materials (corn and wheat), salary increases and larger benefits for manufacturing employees and, to a lesser extent, the depreciation of the Mexican Peso and the aforementioned sales volume growth.  As a percentage of net sales, cost of sales decreased to 73.7% in 2011 from 75.2% in 2010 due mainly to a better cost absorption as a result of the aforementioned.

SG&A increased by 30% to Ps.1,736 million in 2011 compared with Ps.1,335 million in 2010. The increase was due primarily to the inflation effect and, to a lesser extent, the depreciation of the Mexican Peso.  SG&A as a percentage of net sales decreased to 19% in 2011 from 24.8% in 2010 due to a better expenses absorption.

Operating income increased to Ps.674 million in 2011 compared with an operating loss of Ps.26 million in 2010, and operating margin improved to 7.4% in 2011 from negative 0.5% in 2010.

Molinera de México

Sales volume increased by 7% to 564 thousand metric tons in 2011 compared with 530 thousand metric tons in 2010.  This increase was driven by regional pricing strategies, increased market coverage and strengthening of commercial programs, higher demand for pre-mixed flours by the supermarkets, and introduction of new products to the foodservice segment.

Net sales increased by 23% to Ps.4,633 million in 2011 compared with Ps.3,757 million in 2010.  The increase resulted from higher prices to reflect higher cost of wheat and, to a lesser extent, from the sales volume growth.

Cost of sales increased by 26% to Ps.3,894 million in 2011 compared with Ps.3,095 million in 2010 in connection with these higher wheat costs and volume growth.  As a percentage of net sales, cost of sales increased to 84% in 2011 from 82.4% in 2010 due to higher wheat costs, which were not fully reflected in our prices.

SG&A increased by 9% to Ps.631 million in 2011 compared with Ps.578 million in 2010.  The increase was due to the ongoing programs oriented towards the aforementioned market coverage expansion and better customer service, higher freight expenses in connection with sales volume growth, and higher intercompany shipments due to capacity constraints at some plants.  SG&A as a percentage of net sales decreased to 13.6% in 2011 from 15.4% in 2010 due to a better expense absorption.

Operating income increased by 45% to Ps.104 million in 2011 from Ps.72 million in 2010, and operating margin increased to 2.2% in 2011 from 1.9% in 2010.

Gruma Centroamérica

Sales volume increased by 14% to 229 thousand metric tons in 2011 compared with 201 thousand metric tons in 2010.  The increase was due mainly to shortage of corn within the region due to bad weather conditions, which affected corn crops, the elimination of the subsidy for natural gas in El Salvador by mid-2011, which encouraged the conversion from the traditional method of making tortillas to the corn flour method, and aggressive promotions and advertising campaigns.

Net sales increased by 15% to Ps.3,180 million in 2011 from Ps.2,765 million in 2010.  The increase was due mainly to the aforementioned sales volume growth.

Cost of sales increased by 17% to Ps.2,368 million in 2011 compared with Ps.2,022 million in 2010, due mainly to the sales volume growth, as well as higher corn and energy costs.  Cost of sales as a percentage of net sales increased to 74.5% in 2011 from 73.1% in 2010 due to these cost increases, which was not fully reflected in our prices.

SG&A increased by 5% to Ps.858 million in 2011 compared with Ps.816 million in 2010, due to sales volume growth, higher promotion and advertising, salary increases, and higher freight tariffs in connection with higher fuel costs.  As a percentage of net sales, SG&A declined to 27% in 2011 from 29.5% in 2010 due to a better expense absorption.

Operating loss was Ps.46 million in 2011 compared with a loss of Ps.73 million in 2010, and operating margin improved to negative 1.5% in 2011 from negative 2.6% in 2010.

LIQUIDITY AND CAPITAL RESOURCES

We fund our liquidity and capital resource requirements, in the ordinary course of business, through a variety of sources, including:

•                  cash generated from operations;

•                  committed and uncommitted short-term and long-term lines of credit;

•                  occasional offerings of medium- and long-term debt; and

•                  sales of our equity securities and those of our subsidiaries and affiliates from time to time.

The following is a summary of the principal sources and uses of cash for the three years ended December 31, 2012, 2011 and 2010.

	2012		2011		2010
	(thousands of Mexican pesos)
Resources provided by (used in):
Operating activities	Ps.	1,806,136	Ps.	1,751,314	Ps.	3,291,138
Financing activities	1,817,675		(7,429,059)		(4,234,431)
Investing activities	(3,455,629)		6,779,129		(802,208)

During 2012, net cash generated from operations was Ps.1,806 million after changes in working capital of Ps.3,836 million, of which Ps.398 million was due to an increase in accounts receivable, Ps.2,154 million reflected an increase in inventory, Ps.971 million reflected an increase in accounts payable and Ps.2,152 million reflected an increase in income tax paid.  Net cash from financing activities during 2012 was Ps.1,818 million, including Ps.5,854 million in borrowings related to the ADM transaction, Ps.810 million in cash interest payments, Ps.96 million of dividends paid to minority shareholders of GIMSA and Ps.4,011 million in the acquisition of our own shares related to ADM Transaction and  Ps.997 million in the acquisition of the non-controlling interest of ADM in certain of our subsidiaries.  Cash used for investment activities during 2012 reflected cash expenditures of Ps.3,456 million of which Ps.2,785 were applied to general manufacturing upgrades and efficiency improvements in our subsidiaries in the U.S. and, to a lesser extent, in our subsidiaries in Mexico and Europe and Ps.896 for the acquisition of the outstanding shares of Valores Azteca. See Note 3 of our audited consolidated financial statements.  As of December 31, 2012, 2011, and 2010, there were no significant restricted net assets of the consolidated subsidiaries of the Company, as defined by Rule 4-08(e)(3) of Regulation S-X.

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

Gruma, S.A.B. de C.V. and its consolidated subsidiaries are required to maintain a leverage ratio no greater than 4.75:1, and an interest coverage ratio no lower than 2.5:1.  As of  December 31, 2012, Gruma, S.A.B. de C.V.’s leverage ratio was 3.75:1, and the interest coverage ratio was 5.59:1.  The amount of interest that Gruma Corporation pays on its debt may increase if its overall leverage ratio increases above 1.0:1.  See “Item 5.  Operating and Financial Review and Prospects —Indebtedness.” As of December 31, 2012, Gruma Corporation’s leverage ratio was 0.9:1, therefore the applicable interest rate range under the Gruma Corporation Loan Facility is LIBOR + 137 bp.

The Control Group may pledge part of its shares in us to secure any future borrowings.  If such were the case, and the Control Group were to default on its payment obligations, the lenders could enforce their rights with respect to such shares, and the Control Group could lose its controlling interest in us, resulting in a change of control.  A change of control could trigger a default in some of our credit agreements and the indenture governing our perpetual bonds, which have an aggregate principal amount outstanding as of December 31, 2012 of U.S.$ 1,063 million, and could have a material adverse effect upon our business, financial condition, results of operations and prospects.  For more information about this pledge, see “Item 7.  Major Shareholders and Related Party Transactions.”

Our long-term corporate credit rating and our senior unsecured perpetual bond are rated BB by Standard & Poor’s.  Our Foreign Currency Long-Term Issuer Default Rating and our Local Currency Long-Term Issuer Default Rating are rated BB by Fitch.  Our U.S.$300 million perpetual bond is rated BB by Fitch.  These ratings reflect the debt repayment made on February 18, 2011, after applying the net proceeds from the sale of GRUMA’s 8.8% stake in GFNorte.  The ratings in effect during 2009 and 2010, prior to the debt repayment on February 18, 2011, reflected additional leverage on GRUMA’s capital structure from the termination of GRUMA’s foreign exchange derivative positions and the subsequent conversion of the realized losses into debt.  On December 14 2012, after the announcement of the ADM Transaction and Gruma’s increase in its leverage, Standard & Poor’s confirmed its BB credit rating and the outlook remains stable. On December 17, 2012, Fitch also confirmed its BB rating.

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

Indebtedness

Our indebtedness bears interest at fixed and floating rates.  As of December 31, 2012, approximately 20% of our outstanding indebtedness bore interest at fixed rates and approximately 80% bore interest at floating rates, with almost all U.S. dollar and Mexican peso floating-rate indebtedness bearing interest based on LIBOR and TIIE, respectively.  From time to time, we partially hedge both our interest rate exposure and our foreign exchange rate exposure as discussed below.  For more information about our interest rate and foreign exchange rate exposures, see “Item 11.  Quantitative and Qualitative Disclosures About Market Risk.”

As of December 31, 2012, we had total outstanding long-term debt aggregating approximately Ps.12,102 million (approximately U.S.$ 930 million).  Approximately 85% of our long-term debt at such date was dollar-denominated, and 15% denominated in Mexican Pesos.

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

During the fourth quarter of 2012 we entered into the 2012 Bridge Loan Facility (as defined below) in an amount of US $300 million and  Gruma Corporation increased the aggregate commitment under its Revolving Loan Agreement (as defined below) for an additional amount of US $50 million in order to partially fund the ADM Transaction.  The additional U.S. $100 million required to fund the ADM Transaction was obtained through a short term-unsecured loan with Banco Inbursa .

Perpetual Bonds

On December 3, 2004, Gruma, S.A.B. de C.V. issued U.S.$300 million 7.75% senior unsecured perpetual bonds, which at the time were rated BBB- by Standard & Poor’s and by Fitch.  The bonds which have no fixed final maturity date, have a call option exercisable by GRUMA at any time beginning five years after the issue date. As of December 31, 2012 we have not hedged any interest payments on our U.S.$300 million 7.75% senior unsecured perpetual bonds.

2012 Bridge Loan Facility

On December 13, 2012, we entered into an unsecured U.S. $200 million 1-year term bridge loan with Goldman Sachs Bank, USA, and certain other financial institutions which may, from time to time become party to such Loan Agreement (the “2012 Bridge Loan Facility”).  On December 14, 2012 Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México became a Lender under the 2012 Bridge Loan Facility, lending an additional amount of U.S. $100 million.  The funds obtained from the 2012 Bridge Loan Facility were used in their entirety to partially fund the ADM Transaction.

In order to accommodate the increase in our leverage resulting from the 2012 Bridge Loan Facility, the permitted leverage ratios established under the Syndicated Loan Facility, the Peso Syndicated Loan Facility, the Rabobank Loan Facility and the 2011 Bancomext Peso facility (the “2011 Facilities”) have been increased.

The 2012 Bridge Loan Facility has an interest rate based on LIBOR plus 3.00% plus a quarterly step-up margin ranging from 0% to 1.50% throughout the term of the facility.  Moreover, this facility contains covenants that require the Company to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1, and a Maximum Leverage Ratio of not more than 4.75:1 until September 30, 2013 and 4.50:1 from October 1, 2013 until maturity on December 13, 2013.  In addition, the 2012 Bridge Loan Facility limits our ability, and our subsidiaries’ ability in certain cases, among other things, to: create liens; make certain investments; make certain restricted payments; merge or consolidate with other companies or sell substantially all of our assets; enter into any agreements prohibiting the payment of dividends; engage in certain transactions with affiliates; and enter into certain hedging transactions.  Furthermore, this facility limits our subsidiaries’ ability to guarantee additional indebtedness issued by the Company and to incur additional indebtedness under certain circumstances

Finally, the 2012 Bridge Loan Facility includes a Take-Out Financing provision under which: (i) the Company is required to use commercially reasonable efforts to ensure that an investment bank reasonably satisfactory to Goldman Sachs Bank, USA and the Company (the “Investment Bank”) publicly sells or privately places in one or more offerings or placements of debt securities of the Company in the international market as soon as practicable within a 6-month period from December 13, 2012, in order to refinance the 2012 Bridge Loan Facility; (ii) upon notice by the Investment Bank, the Company shall cause the issuance and sale of the Take-Out Financing following certain rules set forth in the loan agreement, but only if the Take-Out Financing is not made within the aforementioned 6-month period, provided that all amounts outstanding under the short-term facility shall not have been repaid in full and the Company is not in the process of otherwise effectuating the Take-Out Financing; and (iii) until payment in full of the 2012 Bridge Loan Facility, the Company will not take any actions towards syndicating or issuing any debt facility or any debt security of the Company (other than the Take-Out Financing and working capital debt facilities issued, refinanced or renewed in the bank debt market in the Company’s ordinary course of business), including any refinancing of any 2011 Facilities, without the prior written consent of the Investment Bank.

Inbursa Loan

In December 2012, the Company obtained an amount of U.S. $100 million through a short term-unsecured financing with Banco Inbursa by means of a promissory note, with an initial interest rate of Libor + 3.00%, which was initially scheduled to mature on March 13, 2013 and is renewable until December 10, 2013. On April 22, 2013 the financing was renewed until May 22, 2013 at an interest rate of Libor + 3.50%.  Funds obtained from such financing were used in their entirety to partially fund the ADM Transaction.

Gruma Corporation Loan Facility

In October 2006, Gruma Corporation entered into a U.S.$100 million 5-year revolving credit facility with a syndicate of financial institutions, which was refinanced and extended to U.S.$200 million for an additional 5-year term on June 20, 2011, (the “Gruma Corporation Loan Facility”).  The facility, as refinanced in 2011, has an interest rate based on LIBOR plus a spread of 1.375% to 2% that fluctuates in relation to Gruma Corporations’ leverage and contains less restrictive provisions than those in the facility replaced.  In October, 2012 we increased the aggregate commitment under this facility up to the maximum permitted amount of US $250,000,000.  The additional US $50,000,000 were used by Gruma Corporation to cover part of the purchase price under the ADM Transaction, specifically the purchase of ADM’s stake in Azteca Milling. This facility contains covenants that limit Gruma Corporation’s ability to merge or consolidate, and require it to maintain a ratio of total funded debt to consolidated EBITDA of not more than 3.0:1.  In addition, this facility limits Gruma Corporation’s, and certain of its subsidiaries’ ability, among other things, to create liens; make certain investments; make certain restricted payments; enter into any agreements that prohibit the payment of dividends; and engage in transactions with affiliates.  This facility also limits Gruma Corporation’s subsidiaries’ ability to incur additional debt.

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

On March 22, 2011 we obtained a U.S.$225 million, five-year senior credit facility through a syndicate of banks (the “Syndicated Loan Facility”).  The Syndicated Loan Facility consists of a term loan (“Term Loan Facility”) and a revolving loan facility (the “Revolving Loan Facility”).  Prior to the execution of the 2012 Bridge Loan Facility mentioned above, the permitted leverage ratio established under the Syndicated Loan Facility was increased, and the interest rate grid was also modified, among other revisions made through the execution of an amendment dated December 3, 2012. After such amendment, the interest rate for the Term Loan Facility and for the Revolving Loan Facility is either (i) LIBOR or (ii) an interest rate determined by the administrative agent based on its “prime rate” or the federal funds rate, respectively, plus, in either case, (a) 3.00% if the Company’s ratio of total funded debt to EBITDA (the “Maximum Leverage Ratio”) is greater than or equal to 4.5x, (b) 2.75% if the Company’s Maximum Leverage Ratio is greater than or equal to 4.0x and less than 4.5x, (c) 2.50% if the Company’s Maximum Leverage Ratio is greater than or equal to 3.5x and less than 4.0x; (d) 2.25% if the Company’s Maximum Leverage Ratio is greater than or equal to 3.0x and less than 3.5x; (e) 2.00% if the Company’s Maximum Leverage Ratio is greater than or equal to 2.5x and less than 3.0x; (f) 1.75% if the Company’s Maximum Leverage Ratio is greater than or equal to 2.0x and less than 2.5x; and (g) 1.50% if the Company’s Maximum Leverage Ratio is less than 2.0x.  The Syndicated Loan Facility (as amended) contains covenants that require the Company to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1, and a Maximum Leverage Ratio of not more than 4.75:1 from December 4, 2012 until September 30, 2013; 4.50:1 from October 1, 2013 until September 30, 2014; 4.0:1 from October 1, 2014 until September 30, 2015; and 3.5:1 from October 1, 2015 and thereafter.  The Syndicated Loan Facility (as amended) also limits our ability, and our subsidiaries’ ability in certain cases, among other things, to: create liens; make certain investments or other restricted payments; merge or consolidate with other companies or sell substantially all of our assets; and enter into certain hedging transactions.  Additionally, the Syndicated Loan Facility (as amended) limits our subsidiaries’ ability to guarantee additional indebtedness issued by the Company and to incur additional indebtedness under certain circumstances.

Peso Syndicated Loan Facility

On June 15, 2011 we obtained a Ps.1,200 million, seven-year senior credit facility through a syndicate of banks (the “Peso Syndicated Loan Facility”).  The Peso Syndicated Loan Facility consists of a term loan maturing in June 2018 with yearly principal amortizations beginning in December 2015. Prior to the execution of the 2012 Bridge Loan Facility mentioned above, the permitted leverage ratio established under the Peso Syndicated Loan Facility was increased, and the interest rate grid was also modified, among other revisions made through the execution of an amendment dated December 3, 2012. After such amendment, the interest rate payable under the Peso Syndicated Loan Facility is the 91-day TIIE plus a spread between 137.5 and 262.5 basis points based on the Company’s ratio of total funded debt to EBITDA.  The Peso Syndicated Loan Facility (as amended) contains covenants that require the Company to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1, and to maintain a Maximum ratio of total funded debt to EBITDA of not more than 4.75:1 from December 4, 2012 until September 30, 2013; 4.50:1 from October 1, 2013 until September 30, 2014; 4.0:1 from October 1, 2014 until September 30, 2015; and 3.5:1 from October 1, 2015 and thereafter. The Peso Syndicated Loan Facility (as amended) also limits our ability, and our subsidiaries’ ability in certain cases, among other things, to: create liens; make certain investments or other restricted payments; merge or consolidate with other companies or sell substantially all of our assets; and enter into certain hedging transactions.  Additionally, the Peso Syndicated Loan Facility (as amended) limits our subsidiaries’ ability to guarantee additional indebtedness issued by the Company and to incur additional indebtedness under certain circumstances.

Rabobank Loan Facility

On June 15, 2011 we obtained a U.S.$50 million, five-year senior credit facility from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (the “Rabobank Loan Facility”). On June 28, 2012, this facility was increased by U.S.$50 million to a total principal amount of U.S. $100 million.  Also, prior to the execution of the 2012 Bridge Loan Facility, the permitted leverage ratio established under the Rabobank Loan Facility was increased, and the interest rate grid was modified, among other revisions made through the execution of an amendment dated November 29, 2012. After such amendments, the Rabobank Loan Facility consists of a revolving loan facility, at an interest rate of LIBOR plus (a) 3.00% if the Company’s ratio of total funded debt to EBITDA is greater than or equal to 4.5x, (b) 2.75% if the Company’s Maximum Leverage Ratio is greater than or equal to 4.0x and less than 4.5x, (c) 2.50% if the Company’s Maximum Leverage Ratio is greater than or equal to 3.5x and less than 4.0x; (d) 2.25% if the Company’s Maximum Leverage Ratio is greater than or equal to 3.0x and less than 3.5x; (e) 2.00% if the Company’s Maximum Leverage Ratio is greater than or equal to 2.5x and less than 3.0x; (f) 1.75% if the Company’s Maximum Leverage Ratio is greater than or equal to 2.0x and less than 2.5x; and (g) 1.50% if the Company’s Maximum Leverage Ratio is less than 2.0x.  The Rabobank Loan Facility (as amended) contains covenants that require the Company to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1, and a Maximum Leverage Ratio of not more than 4.75:1 from December 4, 2012 until September 30, 2013; 4.50:1 from October 1, 2013 until September 30, 2014; 4.0:1 from October 1, 2014 until September 30, 2015; and 3.5:1 from October 1, 2015 and thereafter. The Rabobank Loan Facility (as amended) also limits our ability, and our subsidiaries’ ability in certain cases, among other things, to: create liens; make certain investments or other restricted payments; merge or consolidate with other companies or sell substantially all of our assets; and enter into certain hedging transactions.  Additionally, the Rabobank Loan Facility (as amended) limits our subsidiaries’ ability to guarantee additional indebtedness issued by the Company and to incur additional indebtedness under certain circumstances.

2011 Bancomext Peso Facility

On June 16, 2011 we obtained a Ps.600 million, seven-year senior credit facility from Bancomext (Banco Nacional de Comercio Exterior) (the “2011 Bancomext Peso Facility”).  Prior to the execution of the 2012 Bridge Loan Facility mentioned above, the permitted leverage ratio established under the 2011 Bancomext Peso Facility was increased, and the interest rate grid was modified, among other revisions made through the execution of an amendment dated December 7, 2012. After such amendment, the 2011 Bancomext Peso Facility consists of a term loan maturing in June 2018 at an interest rate of 91-day TIIE plus a spread between 137.5 and 262.5 basis points based on the Company’s ratio of total funded debt to EBITDA.  The 2011Bancomext Peso Facility contains a covenant that requires us to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1 as well as a covenant that requires us to maintain a maximum ratio of total funded debt to EBITDA of not more than 4.75:1 from December 8, 2012 until September 30, 2013; 4.50:1 from October 1, 2013 until September 30, 2014; 4.0:1 from October 1, 2014 until September 30, 2015; and 3.5:1 from October 1, 2015 and thereafter.  The 2011Bancomext Peso Facility also limits our ability, and our subsidiaries’ ability in certain cases to create liens.

On December 8, 2012 we entered into an amendment to this Facility in order to increase the existing permitted Leverage Ratio from December 8, 2012 until September 30, 2013, to equal or less than 4.75x; from October 1, 2013 until September 30, 2014, to equal or less than 4.5x; from October 1, 2014 until September 30, 2015, to equal or less than 4.0x and from October 1, 2015 and  thereafter, to equal or less than 3.5x.

Other Information

Our credit agreements currently in force and mentioned above contain event of default provisions, which include: (i) non-payment default regarding principal or interests; (ii) cross default and cross acceleration in connection with any other indebtedness of the Company; (iii) affirmative and negative covenants default; (iv) declaration or request of bankruptcy, liquidation or proceedings seeking concurso mercantil; (v) delivery of false or incorrect material information; and (vi) changes of control in the Company. The aforementioned events of default are applicable pursuant to the terms and conditions set forth in such credit agreements, including without limitation certain exceptions and baskets. For further details please review the text of our credit agreements attached hereto. Please See “Item 19 — Exhibits”.

As of December 31, 2012 we were in compliance with all of the covenants and obligations under our existing debt agreements.

As of December 31, 2012, the Company had committed lines of credit for the amount of U.S.$425 million from banks in Mexico and the United States of which we have drawn U.S.$ 339 million dollars.

As of December 31, 2012, we had total cash and cash equivalents of Ps.1,287 million.

The following table presents our amortization requirements with respect to our total indebtedness as of December 31, 2012.

Year	In Millions of U.S. Dollars
2013	619.8
2014	27
2015	32.5
2016	452.8
2017 and thereafter	417.8
Total	1,549.9

The following table sets forth our ratios of consolidated debt to total capitalization (i.e., consolidated debt plus total stockholders’ equity) and consolidated liabilities to total stockholders’ equity as of the dates indicated.  For purposes of these ratios, consolidated debt includes short-term debt.

Date	Ratio of Consolidated Debt to Total Capitalization	Ratio of Consolidated Liabilities to Total Stockholders’ Equity
December 31, 2010	0.63	2.63
December 31, 2011	0.43	1.51
December 31, 2012	0.58	2.45

Capital Expenditures

Our capital expenditure program continues to be primarily focused on our core businesses and markets.  Capital expenditures for 2010, 2011, and 2012 were U.S.$89 million, U.S.$191 million and U.S.$ 212 million, respectively.  During 2010, capital expenditures were mostly applied to general manufacturing and technology upgrades in Gruma Corporation and GIMSA, and the acquisition of the leading producer of corn grits in Ukraine.  During 2011, capital expenditures were primarily applied to production capacity expansions, manufacturing and technology upgrades, particularly in the U.S., Mexico and Europe.  We also made certain acquisitions throughout 2011, including the purchase of the leading producer of corn grits in Turkey, two tortilla plants in the U.S. and the leading tortilla manufacturer in Russia. During 2012, capital expenditures were applied primarily to production capacity expansions, general manufacturing and technology upgrades in Gruma Corporation and GIMSA.

We have budgeted approximately U.S.$ 130 million for capital expenditures in 2013, which we intend to use mainly for production capacity expansions, general manufacturing and technology upgrades, especially in Gruma Corporation and GIMSA.  We anticipate financing these expenditures throughout the year through internally generated funds and debt.

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

Our exposure to risk due to trade receivables is limited given the large number of our customers located in different parts of Mexico, the United States, Central America, Venezuela, Europe, Asia and Oceania.  However, we still maintain reserves for potential credit losses.  Our operations in Venezuela represented 15% of our sales and 14% of total assets as of December 31, 2012.  The severe political and economic situation in Venezuela presents a risk to our business that we cannot control and that cannot be accurately measured or estimated.  For example, the Venezuelan government devalued its currency and established a two tier exchange structure on January 11, 2010.  Pursuant to Exchange Agreement No.14, the official exchange rate of the Venezuelan bolivar (“Bs.”) was devalued from Bs.2.15 to each U.S. dollar to Bs.4.30 for non-essential goods and services and to Bs.2.60 for essential goods.  However, effective January 4, 2011, the fixed exchange rate became 4.30 bolivars for all goods and services. On February 8, 2013, the National Executive, through the Central Bank of Venezuela and the Ministry of Popular Power for Planning and Finance, amended the Exchange Agreement to the effect that an exchange rate of 6.30 bolivars per U.S. dollar is applicable to all operations conducted in foreign currency effective as of February 9, 2013.

On May 12, 2010, the Republic published in the Expropriation Decree, which announced the forced acquisition of all goods, movables and real estate of MONACA. The Republic has expressed to GRUMA’s representatives that the Expropriation Decree extends to DEMASECA. On January 22, 2013, the Ministry of Popular Power for Internal Relations published a Providence designating Special Managers with the power to run MONACA and DEMASECA. As a consequence, we have determined that we lost control of Gruma Venezuela as of that date. We will deconsolidate Gruma Venezuela as of January 22, 2013 and account for it as a discontinued operation.

From time to time, we enter into currency and other derivative transactions that cover varying periods of time and have varying pricing provisions.  Our credit exposure on derivatives contracts is primarily to professional counterparties in the financial sector, arising from transactions with banks, investment banks and other financial institutions.  As of December 31, 2012, the Company had no open positions of foreign exchange derivative transactions. As of March 31, 2013, the Company had foreign exchange derivatives transactions in effect for a nominal amount of U.S.$ 274 million.  See “Item 11.  Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange.”

Market Risk

Market risk is the risk of loss generated by fluctuations in market prices such as commodities, interest rates and foreign exchange rates.  These are the main market risks to which we are exposed.

During 2012, we entered into short-term hedge transactions through commodity futures and options to hedge a portion of our requirements and as of December 31, 2012 these financial instruments that qualify as hedge accounting represented a favorable effect of Ps.119.3 million. Also, we have outstanding contracts of natural gas that did not qualify as hedge accounting and represented a favorable effect as of December 31, 2012, of Ps.17.1 million.

During 2012, GIMSA entered into forward transactions in order to hedge the Mexican peso to U.S. dollar foreign exchange rate risk related to the price of the corn purchases for the summer and winter corn harvests in Mexico. These foreign exchange derivative instruments did not qualify for hedging accounting. At December 31, 2012 we did not have open positions of these instruments.

The purpose of these contracts was to hedge the risks related to exchange rate fluctuations on the price of corn and wheat, which is denominated in U.S. dollars.  See “Item 11.  Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.”

RESEARCH AND DEVELOPMENT

We continuously engage in research and development activities that focus on, among other things: increasing the efficiency of our proprietary corn flour and corn/wheat tortilla production technology; maintaining high product quality; developing new and improved products and manufacturing equipment; improving the shelf life of certain corn and wheat products; improving and expanding our information technology system; engineering, plant design and construction; and compliance with environmental regulations.  We have obtained 58 patents in the United States since 1968.  Twenty one of these patents are in force and effect in the United States as of the date hereof and the remaining 37 have expired.  We currently have five new patents in process, one in the United States and four in other countries.  Additionally, three of our registered patents are currently in the process of being published in other countries.

Our research and development is conducted through our subsidiaries INTASA, Tecnomaíz and CIASA.  Through Tecnomaíz, we engage in the design, manufacture and sale of machines for the production of corn/wheat tortillas and tortilla chips.  We carry out proprietary technological research and development for corn milling and tortilla production as well as all engineering, plant design and construction through INTASA and CIASA.  These companies administer and supervise the design and construction of our new plants and also provide advisory services and training to employees of our corn flour and tortilla manufacturing facilities.  We spent Ps.137 million, Ps.91 million and Ps.77 million on research and development in 2012, 2011 and 2010, respectively.

TREND INFORMATION

Our financial results will likely continue to be influenced by factors such as changes in the level of consumer demand for tortillas and corn flour, government policies regarding the Mexican tortilla and corn flour industry, and the cost of corn, wheat and wheat flour.  In addition, we expect our financial results in 2013 to be influenced by:

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

•                  exchange rate fluctuations;

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

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2012 we do not have any outstanding off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

We have commitments under certain firm contractual arrangements to make future payments for goods and services.  These firm commitments secure the future rights to various assets to be used in the normal course of operations.  For example, we are contractually committed to making certain minimum lease payments for the use of property under operating lease agreements.  The following table summarizes separately our material firm commitments at December 31, 2012 and the timing and effect that such obligations are expected to have on our liquidity and cash flow in future periods.  In addition, the table reflects the timing of principal and interest payments on outstanding debt, which is discussed in “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.” We expect to fund the firm commitments with operating cash flow generated in the normal course of business.

Contractual Obligations and Commercial Commitments	Total	Less than 1 Year	From 1 to 3 Years	From 3 to 5 Years	Over 5 Years
	(in millions of U.S. dollars)
Long-term debt obligations	928.7	—	58.1	515.3	355.3
Operating lease obligations(1)	179.6	47.1	60.7	32.6	39.2
Finance lease obligations	2.9	1.5	0.9	0.5	—
Purchase obligations(2)	262.3	262.3	—	—	—
Interest payments on our indebtedness (3)	254.6	57.4	83.4	65.5	48.3
Other liabilities(4)	618.2	618.2	—	—	—
Total	2,246.3	986.5	203.1	613.9	442.8
Total in millions of peso equivalent amounts	29,226.0	12,834.5	2,642.4	7,988.2	5,760.9

(1)      Operating lease obligations primarily relate to minimum lease rental obligations for our real estate and operating equipment in various locations.

(2)      Purchase obligations relate to our minimum commitments to purchase commodities, raw materials, machinery and equipment.

(3)      In the determination of our future estimated interest payments on our floating rate denominated debt, we used the interest rates in effect as of December 31, 2012.

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

The board of directors, which was elected at the Ordinary General Shareholders’ Meeting held on April 26, 2013, currently consists of 12 directors, with each director having a corresponding alternate director. The following table sets forth the current members of our board of directors, their ages, years of service, principal occupations, outside directorships, other business activities and experience, their directorship classifications as defined in the Code of Best Corporate Practices issued by a committee formed by the Consejo Coordinador Empresarial, or Mexican Entrepreneur Coordinating Board, and their alternates. The terms of their directorships are for one year, or for up to thirty additional days if no designation of their substitute has been made or if the substitute has not taken office.

Juan A. González Moreno	Age:	55
	Years as Director:	19
	Principal Occupation:	Chairman of the Board of GRUMA and GIMSA and Chief Executive Officer of GRUMA.
	Outside Directorships:	Alternate Director of Grupo Financiero Banorte and Chairman of the Board of Car Amigo USA.
Business Experience:

Several positions in GRUMA, including Chief Executive Officer of Special Projects of Gruma Corporation, President of Azteca Milling, Vice President of Central and Eastern Regions of Mission Foods, President and Vice President of Sales of Azteca Milling, Chief Executive Officer of GIMSA and Gruma Asia & Oceania.

	Directorship Type:	Related
	Alternate:	Roberto González Valdés

Carlos Hank González	Age:	41
	Years as Director:	Since December 2012
	Principal Occupation:	Chief Executive Officer of Grupo Financiero Interacciones and Grupo Hermes.
	Outside Directorships:	Director of Grupo Hermes, Casa de Bolsa Interacciones, Banco Interacciones and Bolsa Mexicana de Valores.
	Business Experience:	Chief Executive Officer of Casa de Bolsa Interacciones, Banco Interacciones and Automotriz Hermer.
	Directorship Type:	Shareholder, Related
	Alternate:	Graciela González Moreno

Gabriel A. Carrillo Medina	Age:	56
	Years as Director:	Since April 2013
	Principal Occupation:	President and shareholder of Mail Rey and Detecno
	Outside Directorships:	Director of GIMSA.
	Business Experience:	President of Asociación de Casas de Bolsa de Nuevo León and Club Deportivo San Agustín, several positions within Interacciones Casa de Bolsa, including Chief Financial Officer.
	Directorship Type:	Independent
	Alternate:	Gabriel Carrillo Cattori

Mayra González Moreno	Age:	63
	Years as Director:	Since December 2012
	Principal Occupation:	Chairman of the Board of Saturitas
	Outside Directorships:	None

Business Experience:

Proprietary Advisory Member of the Board of Trustees of Instituto Nacional de Enfermedades Respiratorias, Executive Chairman of the Steering Committee of Fundación Domus Alipio and Secretary of the Steering Committee of Fundación Eudes.

	Directorship Type:	Related
	Alternate:	Edgar Valverde Rubizewski

Thomas S. Heather Rodríguez	Age:	58
	Years as Director:	Since April 2013
	Principal Occupation:	Partner of Heather & Heather.
	Outside Directorships:	Director of GIMSA and Grupo Bimbo.
	Business Experience:	Director and Administrator of Satélites Mexicanos, Director of JP Morgan, Bank of America México, Hoteles Nikko and Grupo Modelo.
	Directorship Type:	Independent
	Alternate:	Eugenio Sepúlveda Cosío

Homero Huerta Moreno	Age:	50
	Years as Director:	Since April 2013
	Principal Occupation:	Chief Administrative Officer of GRUMA.
	Outside Directorships:	None
	Business Experience:	Several positions within GRUMA including Finance and Administrative Vice President of Gruma Venezuela.
	Directorship Type:	Related
	Alternate:	Rogelio Sánchez Martínez

Mario Martín Laborín Gómez	Age:	61
	Years as Director:	4
	Principal Occupation:	Chairman of the Board of ABC Holding and Chief Executive Officer of ABC Holding and ABC Capital.
	Outside Directorships:	Director of GIMSA, CYDSA, XIGNUX, Megacable, VITRO, Astrum and Goldman Sachs.
	Business Experience:	Chief Executive Officer of Bancomext, Nacional Financiera, Bancomer and Grupo Vector, Chairman of Casa de Bolsa Bancomer.
	Directorship Type:	Independent
	Alternate:	Alan Castellanos Carmona

Juan Manuel Ley López	Age:	80
	Years as Director:	19
	Principal Occupation:	Chairman of the Board of Casa Ley and Chief Executive Officer of Grupo Ley.
	Outside Directorships:	Director of Grupo Financiero Banamex-Accival and Telmex.
Business Experience:

Chief Executive Officer of Casa Ley, Chairman of the Board of the Latin American Association of Supermarkets, Sinaloa-Baja California Consultant Council of Grupo Financiero Banamex-Accival and National Association of Supermarket and Retail Stores.

	Directorship Type:	Independent
	Alternate:	Juan Manuel Ley Bastidas

Eduardo Livas Cantú	Age:	70
	Years as Director:	20
	Principal Occupation:	Member of GRUMA’s Executive Committee.
	Outside Directorships:	Director of GIMSA, Grupo Financiero Banorte and Industrias Alen.
	Business Experience:	Business consultant in different companies, several positions in GRUMA, including Chief Executive Officer and Chief

Financial Officer and Chief Executive Officer of Gruma Corporation.
	Directorship Type:	Shareholder, Related
	Alternate:	Alfredo Livas Cantú

Adrián Sada González	Age:	68
	Years as Director:	19
	Principal Occupation:	Chairman of the Board of VITRO.
	Outside Directorships:	Director of ALFA, CYDSA, Consejo Mexicano de Hombres de Negocios, and Grupo de Industriales de Nuevo León.
	Business Experience:	Chairman of the Board of Grupo Financiero Serfin and Chief Executive Officer of Banpais.
	Directorship Type:	Independent
	Alternate:	Manuel Güemez de la Vega

Alberto Santos Boesch	Age:	41
	Years as Director:	Since April 2013
	Principal Occupation:	President of Empresas Santos, President and Chief Executive Officer of Ingenios Santos and Vice President of Grupo Tres Vidas Acapulco.
	Outside Directorships:	Director of Axtel, Interpuerto Monterrey, Fundación Santos y De la Garza Evia, Instituto Nuevo Amanecer and En Nuestras Manos.
	Business Experience:	President of Aeropuerto del Norte and Director of Arena Monterrey.
	Directorship Type:	Independent
	Alternate:	Carlos González Bolio

Javier Vélez Bautista	Age:	56
	Years as Director:	10
	Principal Occupation:	Member of GRUMA’s Executive Committee.
	Outside Directorships:	Director of GIMSA and Financiamiento Progresemos.
	Business Experience:	Chief Executive Officer of Value Link and Nacional Monte de Piedad, Executive Vice President and Chief Financial Officer of GRUMA, project director at Booz Allen Hamilton.
	Directorship Type:	Related
	Alternate:	Jorge Vélez Bautista

Juan Antonio González Moreno, Mayra González Moreno and Graciela González Moreno (jointly referred to as “Messrs. González Moreno”), members of our board of directors, are siblings. Homero Huerta Moreno, member of our board of directors, is the cousin of Messrs. González Moreno. Carlos Hank González, member of our board of directors, is the son of Graciela González Moreno and the nephew of Juan Antonio González Moreno and Mayra González Moreno. Roberto González Valdés, alternate member of our board of directors, is the nephew of Messrs. González Moreno.  Edgar Valverde Rubizewski, alternate member of our board of directors is the spouse of Mayra González Moreno.

Jorge Vélez Bautista, alternate member of our board of directors, is the brother of Javier Vélez Bautista. Alfredo Livas Cantú, alternate member of our board of directors, is the brother of Eduardo Livas Cantú. Juan Manuel Ley Bastidas, alternate member of our board of directors, is the son of Juan Manuel Ley López. Gabriel Carrillo Cattori, alternate member of our board of directors, is the son of Gabriel A. Carrillo Medina.

Secretary

The secretary of the board of directors is Mr. Salvador Vargas Guajardo, and his alternate is Mr. Guillermo Elizondo Ríos.  Mr. Vargas Guajardo is not a member of the board of directors.

Senior Management

The following table sets forth our executive officers, their ages, years of service, current positions, and prior business experience:

Juan A. González Moreno	Age:	55
	Years as Executive Officer:	9
	Years at GRUMA:	33
	Current Position:	Chief Executive Officer.
	Business Experience:

Several positions in GRUMA, including Chief Executive Officer of Special Projects of Gruma Corporation, President of Azteca Milling, Vice President of Central and Eastern Regions of Mission Foods, President and Vice President of Sales of Azteca Milling, Chief Executive Officer of GIMSA and Gruma Asia & Oceania.

Raúl Cavazos Morales	Age:	53
	Years as Executive Officer:	2
	Years at GRUMA:	25
	Current Position:	Chief Financial Officer.
	Other Positions:	Chief Financial Officer of GIMSA.
	Business Experience:	Several finance positions within GRUMA, including Chief Treasury Officer and Vice President of Corporate Treasury.

Leonel Garza Ramírez	Age:	63
	Years as Executive Officer:	14
	Years at GRUMA:	27
	Current Position:	Chief Procurement Officer.
	Business Experience:	Manager of Quality and Corn Procurement and Vice President of Corn Procurement at GRUMA, Chief Procurement Officer at GAMESA, Quality Control and Research and Development Manager at Kellogg de México.

Homero Huerta Moreno	Age:	50
	Years as Executive Officer:	11
	Years at GRUMA:	28
	Current Position:	Chief Administrative Officer.
	Business Experience:	Several positions within GRUMA including Finance and Administrative Vice President of Gruma Venezuela.

Juan Antonio Quiroga García	Age:	63
	Years as Executive Officer:	15
	Years at GRUMA:	40
	Current Position:	Chief Corporate Officer.
	Other Positions:	Senior Corporate Controller of GIMSA.
	Business Experience:	Vice President of Administration of Gruma Corporation, Chief Administrative and Internal Auditing Officer of GRUMA, Vice President of Operations Control of Gruma Corporation.

Felipe Antonio Rubio Lamas	Age:	55
	Years as Executive Officer:	11
	Years at GRUMA:	30
	Current Position:	Chief Technology Officer.
	Business Experience:	Several managerial and Senior Vice President positions within Gruma Corporation related to manufacturing processes, engineering, design, and construction of production facilities.

Salvador Vargas Guajardo	Age:	60
	Years as Executive Officer:	16
	Years at GRUMA:	16
	Current Position:	General Counsel.
	Other Positions:	General Counsel of GIMSA.
	Business Experience:	Positions at Grupo Alfa, Protexa and Proeza, Senior Partner of two law firms, including Margáin-Rojas-González-Vargas-De la Garza y Asociados.

Homero Huerta Moreno, our Chief Administrative Officer, is the cousin of Messrs. González Moreno.

Audit and Corporate Governance Committees

As required by the Mexican Securities Law, the Sarbanes-Oxley Act of 2002 and our bylaws, an audit committee and a corporate governance committee were appointed by the meeting of the board of directors held on April 24, 2013.  Members of the audit and corporate governance committees were selected from members of the board of directors.  Consequently, as required by the Mexican Securities Law and our bylaws, a chairman for each committee was elected by the General Ordinary Shareholders’ Meeting held on April 26, 2013, from among the members appointed by the board.

The current audit and corporate governance committees are comprised of three members, all of whom are independent directors.  Set forth below are the names of our audit and corporate governance committees members, their positions within the committees, and their directorship type:

Mario M. Laborín Gómez	Position:	Chairman and Financial Expert of the audit and corporate governance committees.
	Directorship Type:	Independent

Gabriel A. Carrillo Medina	Position:	Member of the audit and corporate governance committees.
	Directorship Type:	Independent

Thomas S. Heather	Position:	Member of the audit and corporate governance committees.
	Directorship Type:	Independent

Executive Committee

An executive committee was created by the meeting of the board of directors held on February 27, 2013 to strengthen the link between the Board of Directors and the company’s management for the decision making process. Members of the executive committee were selected from members of the board of directors.

Set forth below are the names of our executive committee members, their positions, and their directorship type:

Juan Antonio González Moreno	Position:	Chairman of the Board of Directors and Chief Executive Officer
	Directorship Type:	Related

Carlos Hank González	Position:	Vice Chairman of the Board of Directors
	Directorship Type:	Related

Eduardo Livas Cantú	Position:	Member of the Board of Directors
	Directorship Type:	Related

Javier Vélez Bautista	Position:	Member of the Board of Directors
	Directorship Type:	Related

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Members of the board of directors are paid a fee of Ps.80,000 for each board meeting they attend.  Additionally, members of the audit and corporate governance committees are paid a fee of Ps.40,000 for each committee meeting they attend.

For 2012, the aggregate amount of compensation paid to all directors, alternate directors, executive officers and audit and corporate governance committees members was approximately Ps.213 million.  The contingent or deferred compensation reserved as of December 31, 2012 was Ps.62.3 million.

We offer an Executive Bonus Plan that applies to managers, vice presidents, and executive officers.  The variable compensation under this plan can range from 21% to 100% of annual base compensation, depending upon the employee’s level, his individual performance and the results of our operations.

EMPLOYEES

As of December 31, 2012, we had a total of 21,974 employees, including 13,483 unionized and 8,491 non-unionized full- and part-time employees. Of this total, we employed 8,109 persons in Mexico, 7,050 in the United States, 2,160 in Central America, 2,515 in Venezuela, 787 in Asia & Oceania, and 1,353 in Europe. Total employees for 2010 and 2011 were 19,825 and 21,318, respectively. Of our total employees as of December 31, 2012, approximately 39% were white-collar and 61% were blue collar.

In Mexico, workers at each of our plants are covered by a separate contract, under which salary revisions take place once each year, usually in January or February. Non-salary provisions of these contracts are revised bi-annually.  We renewed agreements with the three unions that represent our workers in 2012.

In the United States, Gruma Corporation has five collective bargaining agreements that represent a total of 623 workers at five separate facilities (Pueblo, Tempe, Henderson, Omaha and Madera). We renewed such agreements on April 25, 2010, March 27, 2011 and January 22, 2011, respectively, and have entered into new agreements in Omaha on April 10, and in Madera on July 1, 2012.

In England, we have one collective bargaining agreement covering 25 employees at a facility, which is renewed every 12 months.

In the Netherlands, we are covered by a national labor agreement for bakery workers. This agreement is reviewed every six to twenty four months, depending on the term of the agreement.

In Australia, we have a collective bargaining agreement covering 271 employees at our facility, which is renewed every three years.

In Italy, we are covered by a national labor agreement for industrial feed staff. This agreement is reviewed every 12 to18 months nationally.

Wages are reviewed during the negotiations and wage increases processed according to the terms of each agreement as well as non-monetary provisions of the agreement. Wage reviews for non-union employees are conducted once each year, typically in March for Mission Foods and depending on the non-union plant, wage reviews are conducted from June through October for Azteca Milling. We believe our current labor relations are good.

SHARE OWNERSHIP

As of April 26, 2013, the following Directors and Senior Managers have GRUMA shares which in each case represent less than 1% of our outstanding shares: Eduardo Livas Cantú, Leonel Garza Ramírez and Juan A. Quiroga García. Carlos Hank González is the only director that beneficially owns more than 1% of GRUMA’s outstanding shares. In addition, based on publicly available information, the estate of the late Mr. Roberto González Barrera and his family owns directly and indirectly 279,301,152 shares representing approximately 61.07% of our outstanding shares.

ITEM 7         Major Shareholders And Related Party Transactions.

MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our capital stock as of April 26, 2013 (which consists entirely of Series B Shares), according to information on record obtained from our annual shareholders meeting held on such date. The estate of the late Roberto González Barrera and his family (the “Control Group”) is the only shareholder we know to own beneficially more than 5% of our capital stock.  We repurchased ADM’s stake in us in December 2012. See “Item 4.  Information on the Company—Share Purchase Transaction with Archer-Daniels-Midland”. See “Item 9.  The Offer and Listing” for a further discussion of our capital stock.  The major shareholder does not have different or preferential voting rights with respect to those shares they own.  As of April 26, 2013, our Series B shares were held by more than 680 record holders in Mexico.

Name	Number of Series B Shares		Percentage of Outstanding Shares
Control Group (1)	279,301,152		61.07%
Directors and Officers as a Group (2)	114,434		0.03%
Other shareholders	177,900,054		38.90%

Total	457,315,640	(3)	100%

(1)      The shares beneficially owned by the Control Group include: 249,275,356 shares held indirectly by the Control Group through a trust, and 30,025,796 shares held indirectly by the aforementioned trust through a Mexican corporation jointly owned with GRUMA, S.A.B. de C.V. and controlled by the Control Group.

(2)     This includes the shares held by our directors and officers which represent less than 1% of our capital stock.

(3)      As of April 26, 2013, our capital stock was represented by 565,174,609 issued Series B, class I, no par value shares (“Series B shares”), of which 457,315,640 shares were outstanding, fully subscribed and paid, and 107,858,969 shares were held in our treasury.

The Control Group controls approximately 66.45% of our outstanding shares and therefore has the power to elect a majority of our 12 directors.  In addition, under Mexican law, any holder or group of holders representing 10% or more of our capital stock may elect one director.

We cannot assure you that the Control Group will continue to act together for purposes of control. Additionally, the Control Group may pledge part of its shares in us to secure any future borrowings. If such were the case and the Control Group were to default on its payment obligations, the lenders could enforce their rights with respect to such shares, and the Control Group could lose its controlling interest in us resulting in a change of control. A change of control could trigger a default in some of our credit agreements and the indenture governing our perpetual bonds and have a material adverse effect upon our business, financial condition, results of operations and prospects.

Other than changes resulting from the ADM Transaction, we are not aware of any significant changes in the percentage of ownership of any shareholders which held 5% or more of our outstanding shares during the past three years.

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

At their peak on March 24, 2011, the outstanding balance of loans from GIMSA to GRUMA were Ps.2,835 million and U.S.$20 million. The average interest rate for these loans from 2010 to March 31, 2013 was 6.75% for the loans in pesos and 4.76% for the loans in U.S. dollars. As of March 31, 2013, the outstanding balance of loans from GIMSA to Gruma was Ps.1,875 million, with an interest rate of CETES plus 1.25%.

In September of 2001, Gruma Corporation started to make loans to us. Since 2010 these operations, at their peak on December 2012, reached the amount of U.S.$50 million.  We borrowed money from Gruma Corporation at an average rate of 1.0% from 2010 to March 31, 2013.  As of March 31, 2013 we have no outstanding balance owing to Gruma Corporation or vice versa.  During 2012 we made loans to Gruma Corporation at an average interest rate of 2.0%. Since 2010 the intercompany loans between these two companies have significantly reduced due to the growth of both companies’ financing platforms.

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

In return, Archer-Daniels-Midland received 74,696,314 of our then newly issued shares, which represented approximately 22% of our total outstanding shares at that time, and 20% partnership interest in Azteca Milling, and retained 40% of the capital stock of Molinera de México.  Archer-Daniels-Midland also obtained the right to designate two of our directors and their corresponding alternates. Thereafter, Archer-Daniels-Midland acquired a 3% indirect stake in MONACA and DEMASECA.

On December 14, 2012, we acquired through the exercise of a purchase option pursuant to certain rights of first refusal (the “ADM Transaction”) the stake that Archer-Daniels-Midland owned directly and indirectly in the Company and certain of our subsidiaries (the “Equity Interests”), consisting of:

•                  18.81% of the issued shares of Gruma S.A.B. de C.V. and, indirectly, an additional 4.35% of the issued shares of Gruma, S.A.B. de C.V. via the acquisition of 45% of the shares of Valores Azteca, S.A. de C.V. (“Valores Azteca”), a company that owns 9.66% of the issued shares of Gruma, S.A.B. de C.V.;

•                  3% of the partnership interest of Valores Mundiales and Consorcio Andino, holding companies of our subsidiaries in Venezuela, MONACA and DEMASECA, respectively;

•                  40% of the shares of Molinera de Mexico, our wheat flour business in Mexico; and

•                  100% of the shares of Valley Holding Inc., a company that owns 20% of Azteca Milling, our corn flour business in the United States.

The Equity Interests were acquired from Archer-Daniels-Midland for US$450 million plus a contingent payment of up to US$60 million, which contingent payment is payable only if during the 42 months following the closing of the ADM Transaction certain conditions are met. See “Item 10.  Additional Information—Material Contracts.”  The economic terms of the ADM Transaction were based on the terms contained in the offer made by a third party to Archer-Daniels-Midland for the purchase of the Equity Interests.  As a result of the ADM Transaction, Archer-Daniels-Midland no longer holds an ownership interest in the Company.

Prior to the closing of the ADM Transaction and obtaining the Short-Term Facilities, the Board of Directors of GRUMA, with the previous favorable opinion of the Audit Committee and the Corporate Governance Committee based on a fairness opinion issued by an independent expert, approved the exercise by the Company of the option pursuant to a right of first refusal to acquire the Equity Interests and obtain the required financing. See “Item 5—Operating and Financial Review and Prospects—Indebtedness.”

During 2010, 2011, and 2012 we purchased U.S.$97 million, U.S.$147 million and U.S.$179 million, respectively, of inventory, including primarily wheat and corn, from Archer-Daniels-Midland Corporation, a shareholder during those years, at market rates and terms.  For more information regarding these transactions, please see “Item 4.  Information on the Company—Business Overview—Gruma Venezuela.”

Other Transactions

Until February 15, 2011, we held approximately 8.8% of the outstanding shares of GFNorte, a Mexican financial institution. On February 15, 2011, we concluded the sale of all of our shares of GFNorte’s capital stock.  As a result of the sale, GRUMA no longer holds any stake in GFNorte.

In the past, we obtained financing from GFNorte’s subsidiaries at market rates and terms.  For the past eight years, the highest outstanding loan amount has been Ps.600 million (in nominal terms) with an interest rate of 7.3% in June 2011.  In addition, we have insurance contracts in place with Seguros Banorte Generali, S.A. de C.V., a subsidiary of GFNorte, to manage certain risks associated with some of our subsidiaries.  In 2011 and 2012, we paid insurance premiums of approximately Ps.110,239 and Ps.114,422, respectively.

For more information, please see Note 28 to our audited consolidated financial statements.

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

United States

Cox v. Gruma Corporation.

On or about December 21, 2012, a consumer filed a putative class action against Gruma Corporation, claiming that Mission tortilla chips should not be labeled “All Natural” if they contain certain non-natural ingredients. The plaintiff seeks restitution or other actual damages including attorneys’ fees. Gruma Corporation believes that the claims have no merit and filed a motion to dismiss. In response to the motion to dismiss, plaintiff filed a First Amended Complaint. Gruma filed a motion to dismiss the First Amended Complaint on April 10, 2013. We intend to vigorously defend against this action.  It is the opinion of the Company that the outcome of this proceeding will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Mexico

Asset Tax Claim.

The Secretaría de Hacienda y Crédito Público, or Ministry of Finance and Public Credit, lodged certain tax assessments against the Company for an amount of Ps.34.3 million plus penalties, updates and charges, in connection with our asset tax return for the year 1997. The Company filed a motion to reduce or annul these assessments and received a favorable judgment reducing the claimed amount to Ps.19.7 million, including updates. Thereafter, on September 3, 2012 the Company requested the Ministry of Finance and Public Credit a partial condonation of such assessment, by which the Company paid Ps.14.5 million on September 28, 2012 to finalize the dispute.

Income Tax Claims.

The Ministry of Finance and Public Credit has lodged certain tax assessments against the Company for an amount of Ps.29.9 million in connection with withholding on interest payments to our foreign creditors during the years 2001 and 2002. Mexican authorities claim that the Company should have withheld at a higher rate than the 4.9% actually withheld by the Company. The Company has filed several motions to annul these assessments which are pending resolution. We intend to defend against these claims vigorously, and we believe that the outcome of these claims will not have a material effect on our financial position, results of operation or cash flows.

The Ministry of Finance and Public Credit also lodged certain tax assessments against our Company for an amount of Ps.63.6 million in connection with withholding on interest payments to our foreign creditors during the year 2000. Notwithstanding, the Company initiated several proceedings to annul such assessments, which resulted in a judgment favorable to the Company in May 2012, finalizing the dispute.

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

Venezuela

Expropriation Proceedings by the Venezuelan Government.

On May 12, 2010, the Republic published the Expropriation Decree, which announced the forced acquisition of all goods, movables and real estate of MONACA.  The Republic has expressed to GRUMA’s representatives that the Expropriation Decree extends to DEMASECA.

GRUMA’s interests in MONACA and DEMASECA are held through two Spanish companies: Valores Mundiales and Consorcio Andino, respectively.  In 2010, Valores Mundiales and Consorcio Andino commenced negotiations with the Republic with the intention of reaching an amicable settlement.  Through Valores Mundiales and Consorcio Andino, GRUMA participated in these negotiations with a view to (i) continuing its presence in Venezuela by potentially entering into a joint venture with the Venezuelan government; and/or (ii) seeking adequate compensation for the assets subject to expropriation.

The Republic and the Kingdom of Spain are parties to the Investment Treaty, under which the Investors may settle investment disputes by means of arbitration before ICSID.  On November 9, 2011, the Investors, MONACA and DEMASECA validly provided formal notice to the Republic that an investment dispute had arisen as a consequence of the Expropriation Decree and related measures adopted by the Republic.  In that notification, the Investors, MONACA, and DEMASECA also gave their consent to submission of the dispute to ICSID arbitration if the parties were unable to reach an amicable agreement.

On January 22, 2013, the Venezuelan Government issued a resolution providing the right to take control over the operations of MONACA and DEMASECA.

While negotiations with the government have taken place and may take place from time to time, the Company cannot assure that such negotiations will be successful or will result in the Investors receiving adequate compensation, if any, for their investments subject to the Expropriation Decree.  Additionally, the Company cannot predict the results of any arbitral proceeding, or the ramifications that costly and prolonged legal disputes could have on its results of operations or financial position, or the likelihood of collecting a favorable arbitration award.  The Company and its subsidiaries reserve and intend to continue to reserve the right to seek full compensation for any and all expropriated assets and investments under applicable law, including investment treaties and customary international law. For more information, please see Note 27 to our audited consolidated financial statements.

Intervention Proceedings by the Venezuelan Government.

On December 4, 2009, the Eleventh Investigations Court for Criminal Affairs of Caracas issued an order authorizing the precautionary seizure of assets in which Ricardo Fernández Barrueco had any interest.  As a result of Ricardo Fernández Barrueco’s former indirect minority ownership of MONACA and DEMASECA, these subsidiaries were subject to the precautionary measure. Between 2009 and 2012, the Ministry of Finance of Venezuela, pursuant to the precautionary measure ordered by the court, designated several special managers of the indirect minority shareholding that Ricardo Fernández Barrueco had previously owned in MONACA and DEMASECA.  On January 22, 2013, the Ministry of Justice and Internal Relations revoked the prior designations made by the Ministry of Finance of Venezuela and made a new designation of individuals as special managers and representatives of the Republic of Venezuela in MONACA and DEMASECA, conferring on them the power to take control of the operations of these companies.

MONACA and DEMASECA, as well as Consorcio Andino and Valores Mundiales, as holders of the Venezuelan subsidiaries, filed a petition as aggrieved third-parties in the proceedings against Ricardo Fernández Barrueco challenging the precautionary measures and all related actions.  On November 19, 2010, the Eleventh Investigations Court for Criminal Affairs of Caracas ruled that MONACA and DEMASECA are companies wholly owned by Valores Mundiales and Consorcio Andino, respectively.  In spite of this ruling, the court kept the precautionary measures issued on December 4, 2009 in effect.  An appeal has been filed, which is pending resolution as of this date.

The People’s Defense Institute for the Access of Goods and Services of Venezuela (“INDEPABIS”) issued an order, on a precautionary basis, authorizing the temporary occupation and operation of MONACA for a period of 90 calendar days from December 16, 2009, which was renewed for the same period on March 16, 2010.  The order expired on June 16, 2010 and as of the date hereof MONACA has not been notified of any extension or similar measure.  INDEPABIS has also initiated a regulatory proceeding against MONACA in connection with alleged failure to comply with regulations governing precooked corn flour and for allegedly refusing to sell this product as a result of the December 4, 2009 precautionary asset seizure described above. MONACA filed an appeal against these proceedings which has not been resolved as of the date hereof.

Additionally, INDEPABIS initiated an investigation of DEMASECA and issued an order, on a precautionary basis, authorizing the temporary occupation and operation of DEMASECA for a period of 90 calendar days from May 25, 2010, which was extended until November 21, 2010.  INDEPABIS issued a new precautionary measure of occupation and temporary operation of DEMASECA, valid for the duration of this investigation.  DEMASECA has challenged these measures but as of the date hereof, no resolution has been issued.  The proceedings are still pending.

The Company intends to exhaust all legal remedies available in order to safeguard and protect the Company’s legitimate interests.

Other Claims.

MONACA was named in several labor lawsuits related to occupational diseases and workplace accidents, issues related to social security and by representatives of freighters. MONACA, based on the opinion of its legal counsel, has recorded a provision to cover potential liabilities that may arise for these items by Ps.9,270 (Ps.17,438 at December 31, 2011), which is presented as Provisions. See Note 17 to our audited consolidated financial statements.

In the normal course of operations of MONACA, there are judgments and claims, whose final outcome cannot be quantified.  Management, based on the opinion of its legal counsel, believes that such lawsuits and claims are without legal merit and that the legal remedies will be favorably received.

There are also other lawsuits, labor and tax claims against MONACA, which have been assumed by the previous shareholder International Multifoods Corporation, in accordance with the share purchase agreement of 1999.

ITEM 9         The Offer And Listing.

TRADING HISTORY

Our Series B Shares have been traded on the Bolsa Mexicana de Valores, S.A.B. de C.V., or Mexican Stock Exchange, since 1994.  The ADSs, each representing four Series B Shares, commenced trading on the New York Stock Exchange in November 1998.  As of December 31, 2012, our capital stock was represented by 565,174,609 issued Series B shares, of which 457,315,640 shares were outstanding, fully subscribed and paid, and 107,858,969 shares were held in our treasury.  As of December 31, 2012, 69,326,292  Series B shares of our common stock were represented by 17,331,573  ADSs held by 6 record holders in the United States.

PRICE HISTORY

The following table sets forth, for the periods indicated, the annual high and low closing sale prices for the Series B Shares and the ADSs as reported by the Mexican Stock Exchange and the New York Stock Exchange, respectively.

	Mexican Stock Exchange		NYSE
	Common Stock		ADS(2)
	High	Low	High	Low
	(Ps. Per share(1))		(U.S.$ per ADS)
Annual Price History
2008	35.01	5.85	13.03	1.76
2009	25.67	3.67	7.89	.9214
2010	28.70	16.97	8.99	5.20
2011	28.66	19.61	8.96	6.33
2012	41.54	26.45	12.76	7.79
Quarterly Price History
2010
1st Quarter	28.70	23.80	8.98	7.33
2nd Quarter	27.77	19.20	8.99	5.81
3rd Quarter	21.28	16.97	6.63	5.20
4th Quarter	24.94	17.96	8.05	5.67
2011
1st Quarter	27.24	22.17	8.96	7.19
2nd Quarter	24.71	19.61	8.36	6.63
3rd Quarter	25.39	20.00	8.60	6.33
4th Quarter	28.66	23.10	8.54	6.90
2012
1st Quarter	34.39	26.45	10.77	7.79
2nd Quarter	38.94	30.09	11.81	8.58
3rd Quarter	36.88	33.26	11.26	9.83
4th Quarter	41.54	35.87	12.76	10.66
2013
1st Quarter	57.48	39.50	18.65	12.32
Monthly Price History
October 2012	41.54	35.87	12.76	11.15
November 2012	38.20	36.30	11.67	10.60
December 2012	39.39	36.82	12.32	11.39
January 2013	44.06	39.50	13.85	12.32
February 2013	45.42	40.43	14.03	12.68
March 2013	57.48	44.84	18.65	14.06
April 2013 (3)	54.96	52.59	18.05	17.02

(1) Pesos per share reflect nominal price at trade date.

(2) Price per ADS in U.S.$; one ADS represents four Series B Shares.

(3) As of April 19, 2013.

On April 19, 2013, the last reported sale price of the B Shares on the Mexican Stock Exchange was Ps. 53.71 per B Share.  On April 19, 2013, the last reported sale price of the ADSs on the New York Stock Exchange was U.S.$ 17.54 per ADS.

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

MARKET MAKER

On September 30, 2009, we entered into an agreement with UBS Casa de Bolsa (“UBS”) pursuant to which UBS acts as a market maker for our common shares listed on the Mexican Stock Exchange.  The purpose of the agreement is to provide liquidity for the Company’s shares.  This agreement has been extended in several occasions throughout 2010, 2011 and 2012.  On March 15, 2013 the agreement was extended until December 15, 2013.

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

Directors

Our bylaws provide that our management shall be vested in the board of directors and our Chief Executive Officer.  Each director is elected by a simple majority of the shares.  Under Mexican law and our bylaws, any holder or group of holders owning 10% or more of our capital stock may elect one director and its corresponding alternate.  The board of directors must be comprised of a minimum of five and a maximum of twenty-one directors, as determined by the shareholders at the annual ordinary general shareholders’ meeting.  Additionally, under the Mexican Securities Law, at least 25% of the members of the board of directors must be independent.  Currently, our board of directors consists of 12 members.

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

Our bylaws provide that the board of directors has the authority and responsibility to: (i) set the general strategies for the business of the Company; (ii) oversee the performance and conduct of business of the Company; (iii) oversee the main risks encountered by the Company, identified by the information submitted by the committees, the Chief Executive Officer and the firm providing the external auditing services; (iv) approve the information and communication policies with shareholders and the market; and (v) instruct the Chief Executive Officer to disclose to the investor public any material information when known.

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

Fiduciary Duties - Duty of Diligence

Our bylaws and the Mexican Securities Law provide that the directors shall act in good faith and in our best interest.  In order to fulfill this duty, our directors may: (i) request information about us that is reasonably necessary to take actions; (ii) require the presence of any officers or other key employees, including the external auditors, that may contribute elements for taking actions at board meetings; (iii) postpone board meetings when a director has not been given sufficient notice of the meeting or in the event that a director has not been provided with the information provided to the other directors; and (iv) discuss and vote on any item requesting, if deemed convenient, the exclusive presence of the members and the secretary of the board of directors.

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

As of April 26, 2013, our capital stock was represented by 565,174,609 issued Series B shares, of which 457,315,640 shares were outstanding, fully subscribed and paid, and 107,858,969 shares were held in our treasury.

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

MATERIAL CONTRACTS

Archer-Daniels-Midland

As part of the ADM Transaction we entered into an Equity Purchase Agreement by and among Archer-Daniels-Midland, ADM Milling Co., ADM Bio Productos, S.A. de C.V. and Gruma, S.A.B. de C.V., dated December 14, 2012, in order to acquire all of the Equity Interests previously held by Archer-Daniels-Midland in our Company (the “Equity Purchase Agreement”).

In addition to the US$450 million paid to Archer-Daniels-Midland in exchange of the Equity Interests, the Equity Purchase Agreement provides that we must pay a contingent payment of up to US$60 million to Archer-Daniels-Midland, which contingent payment is payable only if during the 42 months following the closing of the ADM Transaction (ending on June 14, 2016), certain conditions take place in connection with (i) the increase in the price of the Company´s stock, over the closing price of the Company´s stock determined for purposes of the ADM Transaction (the “Closing Price”), at the end of the 42 months period; (ii) the difference between the price of the Company´s stock established for public offers made by us and the Closing Price; (iii) the acquisition, by a strategic investor, of 15% or more of the Company´s capital stock; or (iv) the reduction of the percentage of the Company´s shares that are considered to be held by the public at any time, starting from 26%. See “Item 4.  Major Shareholders and Related Party Transactions—Share Purchase Transaction with Archer-Daniels-Midland.”

We maintain a reserve in the event that any or all of the aforementioned contingent payment is made to Archer-Daniels-Midland. See Note 3 to our audited consolidated financial statements.

Perpetual Bonds

On December 3, 2004, Gruma, S.A.B. de C.V. issued U.S.$300 million 7.75% senior unsecured perpetual bonds, which at the time were rated BBB- by Standard & Poor’s and by Fitch.  The bonds which have no fixed final maturity date, have a call option exercisable by GRUMA at any time beginning five years after the issue date. As of December 31, 2012 we have not hedged any interest payments on our U.S.$300 million 7.75% senior unsecured perpetual bonds.

2012 Bridge Loan Facility

On December 13, 2012, we entered into an unsecured U.S. $200 million 1-year term bridge loan with Goldman Sachs Bank, USA, and certain other financial institutions which may, from time to time become party to such Loan Agreement (the “2012 Bridge Loan Facility”).  On December 14, 2012 Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México became a Lender under the 2012 Bridge Loan Facility, lending an additional amount of U.S. $100 million.  The funds obtained from the 2012 Bridge Loan Facility were used in their entirety to partially fund the ADM Transaction.

In order to accommodate the increase in our leverage resulting from the 2012 Bridge Loan Facility, the permitted leverage ratios established under the Syndicated Loan Facility, the Peso Syndicated Loan Facility, the Rabobank Loan Facility and the 2011 Bancomext Peso facility (the “2011 Facilities”) have been increased.

The 2012 Bridge Loan Facility has an interest rate based on LIBOR plus 3.00% plus a quarterly step-up margin ranging from 0% to 1.50% throughout the term of the facility.  Moreover, this facility contains covenants that require the Company to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1, and a Maximum Leverage Ratio of not more than 4.75:1 until September 30, 2013 and 4.50:1 from October 1, 2013 until maturity on December 13, 2013.  In addition, the 2012 Bridge Loan Facility limits our ability, and our subsidiaries’ ability in certain cases, among other things, to: create liens; make certain investments; make certain restricted payments; merge or consolidate with other companies or sell substantially all of our assets; enter into any agreements prohibiting the payment of dividends; engage in certain transactions with affiliates; and enter into certain hedging transactions.  Furthermore, this facility limits our subsidiaries’ ability to guarantee additional indebtedness issued by the Company and to incur additional indebtedness under certain circumstances

Finally, the 2012 Bridge Loan Facility includes a Take-Out Financing provision under which: (i) the Company is required to use commercially reasonable efforts to ensure that an investment bank reasonably satisfactory to Goldman Sachs Bank, USA and the Company (the “Investment Bank”) publicly sells or privately places in one or more offerings or placements of debt securities of the Company in the international market as soon as practicable within a 6-month period from December 13, 2012, in order to refinance the 2012 Bridge Loan Facility; (ii) upon notice by the Investment Bank, the Company shall cause the issuance and sale of the Take-Out Financing following certain rules set forth in the loan agreement, but only if the Take-Out Financing is not made within the aforementioned 6-month period, provided that all amounts outstanding under the short-term facility shall not have been repaid in full and the Company is not in the process of otherwise effectuating the Take-Out Financing; and (iii) until payment in full of the 2012 Bridge Loan Facility, the Company will not take any actions towards syndicating or issuing any debt facility or any debt security of the Company (other than the Take-Out Financing and working capital debt facilities issued, refinanced or renewed in the bank debt market in the Company’s ordinary course of business), including any refinancing of any 2011 Facilities, without the prior written consent of the Investment Bank.

Inbursa Loan

In December 2012, the Company obtained an amount of U.S. $100 million through a short term-unsecured financing with Banco Inbursa by means of a promissory note, with an initial interest rate of Libor + 3.00%, which was initially scheduled to mature on March 13, 2013 and is renewable until December 10, 2013. On April 22, 2013 the financing was renewed until May 22, 2013 at an interest rate of Libor + 3.50%.  Funds obtained from such financing were used in their entirety to partially fund the ADM Transaction.

Gruma Corporation Loan Facility

In October 2006, Gruma Corporation entered into a U.S.$100 million 5-year revolving credit facility with a syndicate of financial institutions, which was refinanced and extended to U.S.$200 million for an additional 5-year term on June 20, 2011, (the “Gruma Corporation Loan Facility”).  The facility, as refinanced in 2011, has an interest rate based on LIBOR plus a spread of 1.375% to 2% that fluctuates in relation to Gruma Corporations’ leverage and contains less restrictive provisions than those in the facility replaced.  In October, 2012 we increased the aggregate commitment under this facility up to the maximum permitted amount of US $250,000,000.  The additional US $50,000,000 were used by Gruma Corporation to cover part of the purchase price under the ADM Transaction, specifically the purchase of ADM’s stake in Azteca Milling. This facility contains covenants that limit Gruma Corporation’s ability to merge or consolidate, and require it to maintain a ratio of total funded debt to consolidated EBITDA of not more than 3.0:1.  In addition, this facility limits Gruma Corporation’s, and certain of its subsidiaries’ ability, among other things, to create liens; make certain investments; make certain restricted payments; enter into any agreements that prohibit the payment of dividends; and engage in transactions with affiliates.  This facility also limits Gruma Corporation’s subsidiaries’ ability to incur additional debt.

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

Syndicated Loan Facility

On March 22, 2011 we obtained a U.S.$225 million, five-year senior credit facility through a syndicate of banks (the “Syndicated Loan Facility”).  The Syndicated Loan Facility consists of a term loan (“Term Loan Facility”) and a revolving loan facility (the “Revolving Loan Facility”).  Prior to the execution of the 2012 Bridge Loan Facility mentioned above, the permitted leverage ratio established under the Syndicated Loan Facility was increased, and the interest rate grid was also modified, among other revisions made through the execution of an amendment dated December 3, 2012. After such amendment, the interest rate for the Term Loan Facility and for the Revolving Loan Facility is either (i) LIBOR or (ii) an interest rate determined by the administrative agent based on its “prime rate” or the federal funds rate, respectively, plus, in either case, (a) 3.00% if the Company’s ratio of total funded debt to EBITDA (the “Maximum Leverage Ratio”) is greater than or equal to 4.5x, (b) 2.75% if the Company’s Maximum Leverage Ratio is greater than or equal to 4.0x and less than 4.5x, (c) 2.50% if the Company’s Maximum Leverage Ratio is greater than or equal to 3.5x and less than 4.0x; (d) 2.25% if the Company’s Maximum Leverage Ratio is greater than or equal to 3.0x and less than 3.5x; (e) 2.00% if the Company’s Maximum Leverage Ratio is greater than or equal to 2.5x and less than 3.0x; (f) 1.75% if the Company’s Maximum Leverage Ratio is greater than or equal to 2.0x and less than 2.5x; and (g) 1.50% if the Company’s Maximum Leverage Ratio is less than 2.0x.  The Syndicated Loan Facility (as amended) contains covenants that require the Company to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1, and a Maximum Leverage Ratio of not more than 4.75:1 from December 4, 2012 until September 30, 2013; 4.50:1 from October 1, 2013 until September 30, 2014; 4.0:1 from October 1, 2014 until September 30, 2015; and 3.5:1 from October 1, 2015 and thereafter.  The Syndicated Loan Facility (as amended) also limits our ability, and our subsidiaries’ ability in certain cases, among other things, to: create liens; make certain investments or other restricted payments; merge or consolidate with other companies or sell substantially all of our assets; and enter into certain hedging transactions.  Additionally, the Syndicated Loan Facility (as amended) limits our subsidiaries’ ability to guarantee additional indebtedness issued by the Company and to incur additional indebtedness under certain circumstances.

Peso Syndicated Loan Facility

On June 15, 2011 we obtained a Ps.1,200 million, seven-year senior credit facility through a syndicate of banks (the “Peso Syndicated Loan Facility”).  The Peso Syndicated Loan Facility consists of a term loan maturing in June 2018 with yearly principal amortizations beginning in December 2015. Prior to the execution of the 2012 Bridge Loan Facility mentioned above, the permitted leverage ratio established under the Peso Syndicated Loan Facility was increased, and the interest rate grid was also modified, among other revisions made through the execution of an amendment dated December 3, 2012. After such amendment, the interest rate payable under the Peso Syndicated Loan Facility is the 91-day TIIE plus a spread between 137.5 and 262.5 basis points based on the Company’s ratio of total funded debt to EBITDA.  The Peso Syndicated Loan Facility (as amended) contains covenants that require the Company to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1, and to maintain a maximum ratio of total funded debt to EBITDA of not more than 4.75:1 from December 4, 2012 until September 30, 2013; 4.50:1 from October 1, 2013 until September 30, 2014; 4.0:1 from October 1, 2014 until September 30, 2015; and 3.5:1 from October 1, 2015 and thereafter. The Peso Syndicated Loan Facility (as amended) also limits our ability, and our subsidiaries’ ability in certain cases, among other things, to: create liens; make certain investments or other restricted payments; merge or consolidate with other companies or sell substantially all of our assets; and enter into certain hedging transactions.  Additionally, the Peso Syndicated Loan Facility (as amended) limits our subsidiaries’ ability to guarantee additional indebtedness issued by the Company and to incur additional indebtedness under certain circumstances.

Rabobank Loan Facility

On June 15, 2011 we obtained a U.S.$50 million, five-year senior credit facility from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (the “Rabobank Loan Facility”). On June 28, 2012, this facility was increased by U.S.$50 million to a total principal amount of U.S. $100 million.  Also, prior to the execution of the 2012 Bridge Loan Facility, the permitted leverage ratio established under the Rabobank Loan Facility was increased, and the interest rate grid was modified, among other revisions made through the execution of an amendment dated November 29, 2012. After such amendments, the Rabobank Loan Facility consists of a revolving loan facility, at in interest rate of LIBOR plus (a) 3.00% if the Company’s ratio of total funded debt to EBITDA is greater than or equal to 4.5x, (b) 2.75% if the Company’s Maximum Leverage Ratio is greater than or equal to 4.0x and less than 4.5x, (c) 2.50% if the Company’s Maximum Leverage Ratio is greater than or equal to 3.5x and less than 4.0x; (d) 2.25% if the Company’s Maximum Leverage Ratio is greater than or equal to 3.0x and less than 3.5x; (e) 2.00% if the Company’s Maximum Leverage Ratio is greater than or equal to 2.5x and less than 3.0x; (f) 1.75% if the Company’s Maximum Leverage Ratio is greater than or equal to 2.0x and less than 2.5x; and (g) 1.50% if the Company’s Maximum Leverage Ratio is less than 2.0x.  The Rabobank Loan Facility (as amended) contains covenants that require the Company to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1, and a Maximum Leverage Ratio of not more than 4.75:1 from December 4, 2012 until September 30, 2013; 4.50:1 from October 1, 2013 until September 30, 2014; 4.0:1 from October 1, 2014 until September 30, 2015; and 3.5:1 from October 1, 2015 and thereafter. The Rabobank Loan Facility (as amended) also limits our ability, and our subsidiaries’ ability in certain cases, among other things, to: create liens; make certain investments or other restricted payments; merge or consolidate with other companies or sell substantially all of our assets; and enter into certain hedging transactions.  Additionally, the Rabobank Loan Facility (as amended) limits our subsidiaries’ ability to guarantee additional indebtedness issued by the Company and to incur additional indebtedness under certain circumstances.

2011 Bancomext Peso Facility

On June 16, 2011 we obtained a Ps.600 million, seven-year senior credit facility from Bancomext (Banco Nacional de Comercio Exterior) (the “2011 Bancomext Peso Facility”).  Prior to the execution of the 2012 Bridge Loan Facility mentioned above, the permitted leverage ratio established under the 2011 Bancomext Peso Facility was increased, and the interest rate grid was modified, among other revisions made through the execution of an amendment dated December 7, 2012. After such amendment, the 2011 Bancomext Peso Facility consists of a term loan maturing in June 2018 at an interest rate of 91-day TIIE plus a spread between 137.5 and 262.5 basis points based on the Company’s ratio of total funded debt to EBITDA.  The 2011Bancomext Peso Facility contains a covenant that requires us to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1 as well as a covenant that requires us to maintain a maximum ratio of total funded debt to EBITDA of not more than 4.75:1 from December 8, 2012 until September 30, 2013; 4.50:1 from October 1, 2013 until September 30, 2014; 4.0:1 from October 1, 2014 until September 30, 2015; and 3.5:1 from October 1, 2015 and thereafter.  The 2011Bancomext Peso Facility also limits our ability, and our subsidiaries’ ability in certain cases to create liens.

On December 8, 2012 we entered into an amendment to this Facility in order to increase the existing permitted Leverage Ratio from December 8, 2012 until September 30, 2013, to equal or less than 4.75x; from October 1, 2013 until September 30, 2014, to equal or less than 4.5x; from October 1, 2014 until September 30, 2015, to equal or less than 4.0x and from October 1, 2015 and thereafter, to equal or less than 3.5x.

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

If we pay a dividend in an amount greater than our CUFIN balance (which may occur in a year when net profits exceed the balance in such accounts), then we are required to pay 30% income tax in 2011 and 2012 (30% income tax in 2013 and 29% in 2014) on an amount equal to the product of the portion of the grossed-up amount which exceeds such balance multiplied by 1.4286 in 2011 and 2012 (1.4286 in 2013 and 1.4085 in 2014).

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

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax consequences to U.S. holders, as defined below, of the acquisition, ownership and disposition of Series B Shares or ADSs.  This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date of this Annual Report, including the provisions of the Tax Treaty, and all of which are subject to change, possibly with retroactive effect, and to different interpretations.  This summary does not describe any state, local, or non-U.S. tax law consequences, or any aspect of U.S. federal tax law other than U.S. federal income tax law (such as the estate tax and gift tax).

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

Taxation of Distributions

In this discussion, the term “dividends” is used to mean distributions paid out of our current or accumulated earnings and profits (calculated for U.S. federal income tax purposes) with respect to Series B Shares or ADSs.  In general, subject to the discussion below under “Passive Foreign Investment Company Rules,” the gross amount of any dividends will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder in the case of Series B Shares, or by the depositary in the case of ADSs.  Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations under the Code.  To the extent that a distribution exceeds the amount of our earnings and profits (calculated for U.S. federal income tax purposes), it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the Series B Shares or ADSs, and thereafter as capital gain.  We do not intend to calculate our earnings and profits in accordance with U.S. federal income tax principles. Therefore, a U.S. holder should expect that a distribution on Series B Shares or ADSs generally will be treated as a dividend.  Distributions will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day that they are received by the U.S. holder in the case of Series B Shares, or by the depositary in the case of ADSs.  U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt.

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

Notwithstanding the previous rule, dividends received from a foreign corporation that is a passive foreign investment company or “PFIC,” as discussed below, under “Passive Foreign Investment Company Rules,” in the year in which the dividend was paid (or was a PFIC in the year prior to the year in which the dividend was paid) will not constitute qualified dividend income.  In addition, the term “qualified dividend income” will not include, among other dividends, any (i) dividends on any share of stock or ADS which is held by a taxpayer for 60 days or less during the 120-day period beginning on the date which is 60 days before the date on which such share or the Series B Shares backing the ADS become ex-dividend with respect to such dividends (as measured under section 246(c) of the Code) or (ii) dividends to the extent that the taxpayer is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respects to positions in substantially similar or related property.  Moreover, special rules apply in determining a taxpayer’s foreign tax credit limitation under section 904 of the Code in the case of qualified dividend income.

Individual U.S. holders should consult their own tax advisors to determine whether or not amounts received as dividends from us will constitute qualified dividend income subject to a reduced maximum marginal U.S. federal income tax rate and, in such case, the effect, if any, on the individual U.S. holder’s foreign tax credit.

Taxation of Dispositions

Subject to the discussion below under “Passive Foreign Investment Company Rules,” gain or loss realized by a U.S. holder on the sale, redemption or other taxable disposition of Series B Shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between such U.S. holder’s adjusted basis in the Series B Shares or the ADSs and the amount realized on the disposition (including any amounts withheld in respect of Mexican withholding tax).  Any such gain or loss will be long-term capital gain or loss if the Series B Shares or ADSs have been held for more than one year as of the time of the sale, redemption or other taxable disposition.  Under current law, certain non-corporate U.S. holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains.  The deductibility of capital losses is subject to limitations under the Code.

If Mexican income tax is withheld on the sale, redemption or other taxable disposition of Series B Shares or ADSs, the amount realized by a U.S. holder will include the gross amount of the proceeds of that sale, redemption or other taxable disposition before deduction of the Mexican income tax.  A U.S. holder who is eligible for the benefits of the Tax Treaty, can elect to treat capital gain or loss, if any, realized on the sale or other taxable disposition of Series B Shares or ADSs that is subject to Mexican income tax as foreign source gain or loss for U.S. foreign tax credit purposes. Consequently, in the case of gain from the disposition of Series B Shares or ADSs that is subject to Mexican income tax (see “Mexican Taxation — Taxation of Disposition”), a U.S. holder, subject to a number of complex limitations and conditions (including a minimum holding period requirement), may be able to benefit from the foreign tax credit for that Mexican income tax. Otherwise, any, capital gain or loss realized by a U.S. holder on a sale, redemption or other taxable disposition of Series B Shares or ADSs will be treated as U.S. source income or loss for U.S. foreign tax credit purposes and a U.S. holder may not be able to benefit from the foreign tax credit for that Mexican income tax (i.e., because the gain from the disposition would be U.S. source), unless the U.S. holder can apply the credit against U.S. federal income tax payable on other income from foreign sources.  Alternatively, the U.S. holder may take a deduction for the Mexican income tax if it does not elect to claim a foreign tax credit with respect to any foreign income taxes paid or accrued during the taxable year.

U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, Series B Shares or ADSs.

Passive Foreign Investment Company Rules

Certain adverse U.S. federal income tax rules generally apply to a U.S. person that owns or disposes of stock in a non-U.S. corporation that is classified as a PFIC. In general, a non-U.S. corporation will be classified as a PFIC for any taxable year during which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75.0% or more of the non-U.S. corporation’s gross income is “passive income” or (ii) 50.0% or more of the gross value (determined on a quarterly basis) of the non-U.S. corporation’s assets produce passive income or are held for the production of passive income. For these purposes, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions (other than certain active business gains from the sale of commodities). In determining whether a non-U.S. corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least 25.0% interest (by value) is taken into account.

The Company does not believe that it was a PFIC, for United States federal income tax purposes, for its preceding taxable year and does not expect to be a PFIC in its current taxable year or in the foreseeable future. However, because PFIC status depends upon the composition of a company’s income and assets, the market value of assets from time to time, and the application of rules that are not always clear, there can be no assurance that the Company will not be classified as a PFIC for any taxable year.

If the Company was to be classified a PFIC, a U.S. holder could be subject to material adverse tax consequences including being subject to greater amounts of tax on gains and certain distributions on the Series B Shares or ADSs as well as increased reporting obligations. U.S. holders should consult their tax advisors about the possibility that the Company might be classified as a PFIC and the consequences if the Company was classified as a PFIC.

Medicare Tax on Net Investment Income

A U.S. holder that is an individual, an estate or a trust (other than a trust that falls into a special class of trusts that is exempt from such tax) will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” (in the case of individuals) or “undistributed net investment income” (in the case of estates and trusts) for the relevant taxable year and (2) the excess of the U.S. holder’s “modified adjusted gross income” (in the case of individuals) or “adjusted gross income” (in the case of estates and trusts) for the taxable year over a certain threshold (which in the case of individuals will be between U.S.$125,000 and U.S.$250,000 depending upon the individual’s circumstances). A U.S. holder’s net investment income generally will include its dividend income on the Series B Shares or ADSs, and its net gains from the disposition of the Series B Shares or ADSs. U.S. holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of the Series B Shares or ADSs.

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

INTEREST RATE RISK

We depend upon debt financing transactions, including debt securities, bank and vendor credit facilities and leases, to finance our operations.  All such financial instruments, as well as the related interest rate derivatives discussed further below, are entered into for other than trading purposes.  These transactions expose us to interest rate risk, with the primary interest-rate risk exposure resulting from changes in the relevant base rates (mostly LIBOR and to a lesser extent, Prime, TIIE and Tasa Promedio Ponderada in Venezuela) which are used to determine the interest rates that are applicable to borrowings under our credit facilities.  We are also exposed to interest rate risk in connection with refinancing of maturing debt.  We had U.S.$303 million (Ps.3,942 million) of fixed rate debt and U.S.$1,247 million (Ps.16,223 million) in floating rate debt as of December 31, 2012.  A hypothetical 100 basis point increase or decrease in interest rates would not have a significant effect on the fair value of our fixed rate debt.  The following table sets forth, as of December 31, 2012, principal cash flows and the related weighted average interest rates by expected maturity dates for our debt obligations.

	Maturity Dates
	2013	2014	2015	2016	Thereafter	Total	Fair Value
	(in millions of pesos, except percentages)
Liabilities
Debt
Fixed Rate (Ps.)	20.08	8.43	3.78	3.78	3,905.8	3,941.95	3,981.0
Average Rate	11.3%	8.96%	3.99%	3.99%	7.75%
Floating Rate (Ps.)	8,043.09	343.5	419	5,887.8	1,530	16,223.4	16,418.2
Average Rate	4.14%	2.64%	3.28%	2.19%	6.4%

From time to time, we use derivative financial instruments such as interest rate swaps for purposes of hedging a portion of our debt, in order to reduce our exposure to increases in interest rates.  Several of these contracts, however, do not qualify for accounting treatment as hedging transactions.

During 2010, the Company had only one interest rate swap contract outstanding, which was entered into by Derivados de Maíz Alimenticio, S.A., our Costa Rican subsidiary, in July 2008 to hedge the interest rate risk associated with a long-term credit facility, with a maturity date of December 28, 2010. Since the December 28, 2010 maturity we have not entered into any additional interest rate swap transactions.

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

FOREIGN EXCHANGE RATE RISK

Our net sales are denominated in U.S. dollars, Mexican pesos and other currencies.  During 2012, 38% of our revenues were generated in U.S. dollars, 35% in pesos and 28% in other currencies.  In addition, as of December 31, 2012, 63% of our total assets were denominated in currencies other than Mexican pesos, particularly U.S. dollars.  A significant portion of our operations is financed through U.S. dollar-denominated debt.

We believe that we have natural foreign exchange hedges incorporated in our balance sheet, in significant part because we have subsidiaries outside Mexico, and the peso-denominated value of our equity in these subsidiaries is also exposed to fluctuations in exchange rates.  Changes in the peso value of equity in our subsidiaries caused by movements in foreign exchange rates are recognized as a component of equity.  See Note 6 to our audited consolidated financial statements.

As of December 31, 2012, 81% of our debt obligations was denominated in U.S. dollars.  The following table sets forth information concerning our U.S. dollar-denominated debt as of December 31, 2012.  The table does not reflect our U.S. dollar sales or our U.S. dollar-denominated assets.

	Expected Maturity Date (U.S. dollar-denominated Debt) as of December 31, 2012
U.S. dollar-denominated debt	2013	2014	2015	2016	Thereafter	Total	Fair Value
	(in millions of pesos)
Syndicated Loan Facility	0	325.25	325.25	2,276.77	0	2,927.27	3,059.9
Rabobank Loan Facility	0	0	0	1,301.01	0	1,301.01	1,359.9
7.75% Perpetual Bond	0	0	0	0	3,903.03	3,903.03	3,942.1
Goldman Sachs	2,602.02	0	0	0	0	2,602.02	2,602.0
Inbursa	1,301.01	0	0	0	0	1,301.01	1,301.0
Santander	1,301.01	0	0	0	0	1,301.01	1,301.0
Other U.S. dollar loans	936.73	0	0	2,129.75	0	3,066.48	3,056.9
TOTAL	6,140.77	325.25	325.25	5,707.53	3,903.03	16,401.83	16,622.8

An important part of our foreign exchange rate risk relates to our substantial U.S. dollar-denominated debt for our non-U.S. subsidiaries.

As indicated in Notes 6 A and 21 C to our audited consolidated financial statements, during 2012, we entered into forward transactions in order to hedge the Mexican peso to U.S. dollar foreign exchange rate risk related to the price of corn purchases for the summer and winter corn harvests in Mexico.  Since these exchange rate derivative financial instruments did not qualify for hedge accounting treatment, they were recognized at fair value and are subsequently re-measured at fair value.  As of December 31, 2012, we had no open positions of foreign exchange derivative instruments, the operations terminated throughout 2012 of these instruments represented a favorable effect of approximately Ps.108 million recognized in income.

As of March 31, 2013, the Company had foreign exchange derivative transactions in effect for a nominal amount of U.S.$274 million with different maturities from April through August 2013. We recognized our currency derivative instruments at fair value. The purpose of these contracts was to hedge the risks related to exchange rate fluctuations on the price of corn and wheat, which is denominated in U.S. dollars.

As indicated in Note 6 to our audited consolidated financial statements, operations in Venezuela represented 15% of net sales and 14% of total assets as of December 31, 2012.  In recent years, political and social instability has prevailed in Venezuela, and as described in Notes 6 and 30 to our audited consolidated financial statements, the Venezuelan government devalued its currency and established a two tier exchange structure on January 11, 2010.  On December 30, 2010, the Venezuelan government issued Exchange Agreement No. 14, which established a single exchange rate of 4.30 bolivars per U.S. dollar effective January 1, 2011.  We lost control of Gruma Venezuela on January 22, 2013.  On February 8, 2013, the National Executive, through the Central Bank of Venezuela and the Ministry of Popular Power for Planning and Finance, amended the Exchange Agreement to the effect that an exchange rate of 6.30 bolivars per U.S. dollar is applicable to all operations conducted in foreign currency effective as of February 9, 2013. Future devaluations of the Venezuelan currency will have a limited impact on our future financial statements as Gruma Venezuela will be deconsolidated from our operations as of January 22, 2013.

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

During 2012, we entered into short-term hedge transactions through commodity futures and options for a portion of our requirements. All derivative financial instruments are recorded on the consolidated balance sheet at their fair value as either assets or liabilities. Changes in the fair value of derivatives are recorded each period in earnings or accumulated other comprehensive income in stockholders’ equity, depending on whether the derivative qualifies for hedge accounting and is effective as part of a hedge transaction. Ineffectiveness results when the change in the fair value of the hedge instruments differs from the change in the fair value of the hedged item.

For hedge transactions that qualify and are effective, gains and losses are deferred until the underlying asset or liability is settled, and then are recognized as part of that transaction.

Gains and losses which represent hedge ineffectiveness and derivative transactions that do not qualify for hedge accounting are recognized in income.

As of December 31, 2012, financial instruments that qualify as hedge accounting represented a favorable effect of Ps.119.3 million, which was recognized as comprehensive income in equity. From time to time we hedge commodity price risks utilizing futures and options strategies that do not qualify for hedge accounting. As a result of non-qualification, these derivative financial instruments are recognized at their estimated fair values and are marked to market with the associated effect recorded in current period earnings. For the year ended December 31, 2012, we recognized a favorable effect of Ps.17.1 million from these contracts. Additionally, as of December 31, 2012, we realized Ps.21.1 million in net gains on commodity price risk hedges that did not qualify for hedge accounting.

Based on our overall commodity exposure at December 31, 2012, a hypothetical 10 percent decline in market prices applied to the fair value of the instruments would result in a charge to income of Ps.68.8 million (for non-qualifying contracts).

COUNTERPARTY RISK

We maintain centralized treasury operations in Mexico for our Mexican operations and in the United States for our U.S. operations. Liquid assets are invested primarily in government bonds, bank repos and short-term debt instruments with a minimum “A1/P1” rating for our U.S. operations and “A” for our Mexican operations. We face credit risk from the potential non-performance by the counterparties in respect of the financial instruments that we utilize. Substantially all of these financial instruments are unsecured. We do not anticipate non-performance by the counterparties, which are principally licensed commercial banks with long-term credit ratings. In addition, we minimize counterparty solvency risk by entering into derivative instruments only with major national and international financial institutions using standard International Swaps and Derivatives Association, Inc. (“ISDA”) forms and long form confirmation agreements. For our operations in Europe, Ocenia, Asia and Central America, we only invest cash reserves with well-known local banks and local branches of international banks.  In addition, we also keep small investments abroad.

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

ITEM 12       Description Of Securities Other Than Equity Securities.

American Depositary Shares

Our Series B Shares have been traded on the Bolsa Mexicana de Valores, S.A.B. de C.V., or Mexican Stock Exchange, since 1994. The ADSs, each representing four Series B Shares, commenced trading on the New York Stock Exchange in November 1998. As of April 26, 2013, our capital stock was represented by 565,174,609  issued Series B shares, of which 457,315,640  shares were outstanding, fully subscribed and paid, and 107,858,969  shares were held in our treasury. As of December 31, 2012, 69,326,292 Series B shares of our common stock were represented by 17,331,573 ADSs held by 6 record holders in the United States.

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

PART II

ITEM 13       Defaults, Dividend Arrearages And Delinquencies.

Not applicable.

ITEM 14       Material Modifications To The Rights Of Security Holders And Use Of Proceeds.

Not applicable.

ITEM 15       Controls and Procedures.

(a)   Disclosure controls and procedures. We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Corporate Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2012. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer, Chief Financial Officer and Chief Corporate Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer, Chief Financial Officer and Chief Corporate Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

PricewaterhouseCoopers, an independent registered public accounting firm, our independent auditor, issued an attestation report on our internal control over financial reporting on April 30, 2013.

(c)   Attestation Report of the registered public accounting firm. The report of PricewaterhouseCoopers, an independent registered public accounting firm, on our internal control over financial reporting is included herein at page F-2.

(d)   Changes in internal control over financial reporting. There has been no change in our internal control over financial reporting during 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.   Audit Committee Financial Expert.

Our Board of Directors has determined that Mr. Mario Laborín Gómez qualifies as an independent member of the board and as an “audit committee financial expert”, within the meaning of this Item 16A.

ITEM 16B.   Code of Ethics.

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies, among others, to our Chief Executive Officer, Chief Financial Officer and Chief Corporate Officer, persons performing similar functions, members of the board of directors, senior management and employees. Our code of ethics is available on our web site at www.gruma.com. If we amend any provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer, Chief Corporate Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our web site at the same address.

ITEM 16C.   Principal Accountant Fees and Services.

Audit and Non-Audit Fees

The following table sets forth the fees billed to us and our subsidiaries by our independent registered public accountants, PricewaterhouseCoopers, during the fiscal years ended December 31, 2012 and 2011:

	Year ended December 31,
	2012		2011
	(thousands of Mexican pesos)
Audit fees	Ps.	45,494	Ps.	40,424
Tax fees	6,159		7,397
Other fees	2,687		4,985
Total fees	Ps.	54,340	Ps.	52,806

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

Other fees in the above table are fees billed by PricewaterhouseCoopers and its affiliates for non-audit services, mainly related to accounting advice on the implementation of new accounting standards as well as accounting advice on derivative financial instruments, as permitted by the applicable independence rules.

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

ITEM 16D.   Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

ITEM 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Issuer Purchase of Equity Securities

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1, 2012- January 31, 2012	0	Not applicable	0	Not applicable
February 1, 2012- February 28, 2012	0	Not applicable	0	Not applicable
March 1, 2012- March 31, 2012	0	Not applicable	0	Not applicable
April 1, 2012- April 30, 2012	0	Not applicable	0	Not applicable
May 1, 2012- May 31, 2012	0	Not applicable	0	Not applicable
June 1, 2012- June 30, 2012	0	Not applicable	0	Not applicable
July 1, 2012- July 31, 2012	0	Not applicable	0	Not applicable
August 1, 2012- August 31, 2012	0	Not applicable	0	Not applicable
September 1, 2012- September 30, 2012	0	Not applicable	0	Not applicable
October 1, 2012- October 31, 2012	0	Not applicable	0	Not applicable
November 1, 2012- November 30, 2012	0	Not applicable	0	Not applicable
December 1, 2012- December 31, 2012 (1)	106,335,069	Ps.$ 36.45	0	0

(1)           In addition, we purchased 45% of the shares of Valores Azteca, which holds 54,592,357 shares of GRUMA.

ITEM 16F.   Change in Registrant’s Certifying Accountant.

During the years ended December 31, 2012, 2011 and 2010 and through the date of this Annual Report, the principal independent accountant engaged to audit our financial statements, PricewaterhouseCoopers, S.C., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed.

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

ITEM 16H.  Mine Safety Disclosure.

Not Applicable.

PART III

ITEM 17       Financial Statements.

Not Applicable.

ITEM 18       Financial Statements.

See pages F-1 through F-80, incorporated herein by reference.

ITEM 19       Exhibits.

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

Documents filed as exhibits to this annual report:

Exhibit No.

1	Our bylaws (estatutos sociales) as amended through December 13, 2012, together with an English translation.

2(a)

Deposit Agreement, dated as of September 18, 1998, by and among us, Citibank, N.A. as Depositary and the Holders and Beneficial Owners of American Depositary Shares Evidenced by American Depositary Receipts Issued Thereunder (including form of American Depositary Receipt).(1)

2(b)	Indenture, dated as of December 3, 2004, between us and JPMorgan Chase Bank, N.A., as Indenture Trustee representing up to U.S.$300,000,000 of our 7.75% Perpetual Bonds.(2)

4(a)(1)

U.S.$225 million credit facility by and among us, the Lenders party thereto and BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, as Administrative Agent, dated March 22, 2011(3), and its amendment dated December 3, 2012.

4(a)(2)

U.S.$200 million revolving credit facility among Gruma Corporation, the Lenders party thereto, Bank of America, N.A., as Administrative Agent, Documentation Agent, Swing Line Lender, and Letter of Credit Issuer, dated June 20, 2011.(4)

4(a)(3)	Ps.600 million term loan by and among us and Banco Nacional de Comercio Exterior, S.N.C. dated June 16, 2011(4), and its amendment dated December 7, 2012.

4(a)(4)

Ps.1,200 million credit facility by and among us, the Lenders party thereto and BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, as Administrative Agent, dated June 15, 2011(4), and its amendment dated December 3, 2012.

4(a)(5)(1)	U.S.$50 million credit facility by and among us and Centrale Raiffeisen-Boerenleenbank B.A. dated June 15, 2011(4), its first amendment dated June 28, 2012.

4(a)(5)(2)	U.S.$50 million credit facility by and among us and Centrale Raiffeisen-Boerenleenbank B.A. dated June 15, 2011(4), and its second amendment dated November 29, 2012.

4(a)(6)(1)	U.S.$200 million term loan by and among us and Goldman Sachs Bank, USA, as Administrative Agent, Sole Lead Arranger and Bookrunner, dated December 13, 2012.

4(a)(6)(2)

U.S.$200 million term loan by and among us and Goldman Sachs Bank, USA, as Administrative Agent, Sole Lead Arranger and Bookrunner, dated December 13, 2012, and increased to U.S.$300 million on December 14, 2012 by Santander through a joinder agreement.

4(a)(7)	Equity Purchase Agreement by and among us, Archer-Daniels-Midland Company, ADM Milling, Co., and ADM Bio Productos, S.A. de C.V. dated December 14, 2012.

8	List of Principal Subsidiaries.

12(a)(1)	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2013.

12(a)(2)	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2013.

13	Officer Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2013.

(1)      Previously filed in Registration Statement on Form F-6 (File No. 333-9282), originally filed with the SEC on August 13, 1998.  Incorporated herein by reference.

(2)      Previously filed in Annual Report on Form 20-F (File No. 1-14852), originally filed with the SEC on July 1, 2002. Incorporated herein by reference.

(3)      Previously filed in Annual Report on Form 20-F (File No. 1-14852), originally filed with the SEC on June 8, 2011. Incorporated herein by reference.

(4)      Previously filed in Annual Report on Form 20-F (File No. 1-14852), originally filed with the SEC on April 30, 2012. Incorporated herein by reference.

SIGNATURES

The registrant, Gruma, S.A.B. de C.V., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUMA, S.A.B. de C.V.

/s/ Juan Antonio Quiroga García
Juan Antonio Quiroga García
Chief Corporate Officer

Dated: April 30, 2013

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011 AND 2010

CONTENT

Grupo Financiero Banorte, S.A.B. de C.V. and Subsidiaries

Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements as of December 31, 2010, 2009 and 2008

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

CONTENT

Report of Independent Registered Public Accounting Firm

To the Stockholders of

Gruma, S. A. B. de C. V.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows, present fairly, in all material respects, the financial position of Gruma, S. A. B. de C. V. and its subsidiaries (the “Company”), as of December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows, for each of the three years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing in Item 15.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

As disclosed in Notes 27 and 30 to the consolidated financial statements, on January 22, 2013, the Ministry of Justice and Internal Relations in Venezuela designated individuals as special managers representing the Republic of Venezuela, for the foreign subsidiaries located in that country; providing the right to take control over such subsidiaries. Consequently and as a result of the loss of control, the Company will stop consolidating the financial information of the Venezuelan subsidiaries as of January 22, 2013.

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

PricewaterhouseCoopers, S. C.

s/s Víctor A. Robledo Gómez
C.P.C. Víctor A. Robledo Gómez

Monterrey, Nuevo León, México
April 19, 2013

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos)

(Notes 1, 2 and 5)

Note	As of December 31, 2012	As of December 31, 2011
Assets
Current:
Cash and cash equivalents	8	Ps.	1,287,368	Ps.	1,179,651
Trading investments	21	—	140,255
Derivative financial instruments	21	45,316	103,413
Accounts receivable, net	9	7,048,525	7,127,208
Inventories	10	13,383,990	10,700,831
Recoverable income tax	1,621,044	505,069
Prepaid expenses	228,791	231,489
Total current assets	23,615,034	19,987,916

Non-current:
Long-term notes and accounts receivable	11	346,944	626,874
Investment in associates	12	1,156,251	143,700
Property, plant and equipment, net	13	20,917,534	20,515,633
Intangible assets, net	14	2,775,444	2,954,359
Deferred tax assets	15	649,195	314,136
Total non-current assets	25,845,368	24,554,702

Total Assets	Ps.	49,460,402	Ps.	44,542,618

Liabilities
Current:
Short-term debt	16	Ps.	8,018,763	Ps.	1,633,207
Trade accounts payable	6,307,796	5,544,105
Derivative financial instruments	21	28,832	46,013
Provisions	17	97,743	401,116
Income tax payable	327,657	624,378
Other current liabilities	18	2,744,267	2,732,215
Total current liabilities	17,525,058	10,981,034

Non-current:
Long-term debt	16	11,852,708	11,472,110
Provision for deferred taxes	15	4,225,367	3,838,316
Employee benefits obligations	19	583,764	370,402
Provisions	17	289,800	114,714
Other non-current liabilities	3	649,988	53,258
Total non-current liabilities	17,601,627	15,848,800

Total Liabilities	35,126,685	26,829,834

Equity
Shareholders’ equity:
Common stock	20	5,668,079	6,972,425
Reserves	272,262	(144,236)
Retained earnings	20	5,361,325	6,603,014
Total shareholders’ equity	11,301,666	13,431,203
Non-controlling interest	3,032,051	4,281,581

Total Equity	14,333,717	17,712,784
Total Liabilities and Equity	Ps.	49,460,402	Ps.	44,542,618

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Mexican pesos, except per-share data)

(Notes 1, 2 and 5)

	Note	2012		2011		2010

Net sales		Ps.	64,316,632	Ps.	57,644,749	Ps.	46,232,454
Cost of sales		(45,349,670)		(40,117,952)		(31,563,342)
Gross profit		18,966,962		17,526,797		14,669,112

Selling and administrative expenses		(15,352,274)		(13,984,486)		(12,100,365)
Other expenses, net	23	(101,655)		(203,850)		(518,732)
Operating income		3,513,033		3,338,461		2,050,015

Interest expense	16	(947,197)		(1,017,122)		(1,424,152)
Interest income		60,753		126,389		33,753
Gain (loss) from derivative financial instruments	21	107,994		207,816		(82,525)
Monetary position gain, net		138,753		214,832		165,869
(Loss) gain from foreign exchange differences, net		(89,262)		40,885		143,852
Comprehensive financing cost, net		(728,959)		(427,200)		(1,163,203)

Share of profits of associates	12	2,976		3,329		592,235
Gain from the sale of shares of associate	12	—		4,707,804		—

Income before income tax		2,787,050		7,622,394		1,479,047

Income tax expense	25	(1,083,291)		(1,806,572)		(839,561)

Consolidated net income		Ps.	1,703,759	Ps.	5,815,822	Ps.	639,486

Attributable to:
Shareholders		Ps.	1,115,338	Ps.	5,270,762	Ps.	431,779
Non-controlling interest		588,421		545,060		207,707
		Ps.	1,703,759	Ps.	5,815,822	Ps.	639,486

Basic and diluted earnings per share (pesos)		Ps.	2.00	Ps.	9.35	Ps.	0.77
Weighted average shares outstanding (thousands)		558,712		563,651		563,651

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Mexican pesos)

(Notes 1, 2 and 5)

	Note	2012		2011		2010

Consolidated net income		Ps.	1,703,759	Ps.	5,815,822	Ps.	639,486

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Actuarial gains and losses	19	(105,967)		2,336		(18,949)
Income taxes	15	10,783		11,725		—
		(95,184)		14,061		(18,949)

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments		29,130		1,589,088		(1,843,035)
Share of other comprehensive income of associates		71,217		(5,014)		(85,623)
Cash flow hedges		461,687		4,969		—
Other		(71,810)		—		—
Income taxes	15	(125,113)		9,261		25,505
		365,111		1,598,304		(1,903,153)
Other comprehensive income, net of tax		269,927		1,612,365		(1,922,102)

Comprehensive income (loss)		Ps.	1,973,686	Ps.	7,428,187	Ps.	(1,282,616)

Attributable to:
Shareholders		Ps.	1,378,161	Ps.	6,486,642	Ps.	(953,269)
Non-controlling interest		595,525		941,545		(329,347)
		Ps.	1,973,686	Ps.	7,428,187	Ps.	(1,282,616)

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Mexican pesos)

(Notes 1, 2 and 5)

Common stock (Note 20-A)	Reserves
Number of shares (thousands)	Amount	Foreign currency translation adjustment (Note 20-D)	Share of equity of associates	Cash flow hedges and other reserves	Retained earnings (Note 20-B)	Total share- holders’ equity	Non- controlling interest	Total equity

Balances at January 1, 2010	563,651	Ps.	6,972,425	Ps.	—	Ps.	19,420	Ps.	(2,475)	Ps.	908,460	Ps.	7,897,830	Ps.	4,181,932	Ps.	12,079,762
Transactions with owners of the Company:
Dividends paid	—	(74,872)	(74,872)
—	—	—	—	—	—	—	(74,872)	(74,872)
Comprehensive income:
Net income of the year	431,779	431,779	207,707	639,486
Foreign currency translation adjustment (Net of taxes of Ps.24,724)	(1,282,185)	(1,282,185)	(536,126)	(1,818,311)
Actuarial gains and losses	(18,021)	(18,021)	(928)	(18,949)
Share of other comprehensive income of associates	(85,623)	(85,623)	(85,623)
Other	781	781	781
Comprehensive loss of the year	—	—	(1,282,185)	(85,623)	781	413,758	(953,269)	(329,347)	(1,282,616)

Balances at December 31, 2010	563,651	6,972,425	(1,282,185)	(66,203)	(1,694)	1,322,218	6,944,561	3,777,713	10,722,274
Transactions with owners of the Company:
Dividends paid	—	(524,303)	(524,303)
Contribution from non-controlling interest	—	86,626	86,626
—	(437,677)	(437,677)
Comprehensive income:
Net income of the year	5,270,762	5,270,762	545,060	5,815,822
Foreign currency translation adjustment (Net of taxes of Ps.8,583)	1,205,213	1,205,213	392,458	1,597,671
Actuarial gains and losses (Net of taxes of Ps.11,725)	10,034	10,034	4,027	14,061
Share of other comprehensive income of associates	(5,014)	(5,014)	(5,014)
Cash flow hedges	4,969	4,969	4,969
Other	678	678	678
Comprehensive income of the year	—	—	1,205,213	(5,014)	5,647	5,280,796	6,486,642	941,545	7,428,187

Balances at December 31, 2011	563,651	Ps.	6,972,425	Ps.	(76,972)	Ps.	(71,217)	Ps.	3,953	Ps.	6,603,014	Ps.	13,431,203	Ps.	4,281,581	Ps.	17,712,784

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Mexican pesos)

(Notes 1, 2 and 5)

	Common stock (Note 20-A)			Reserves
	Number of shares (thousands)	Amount		Foreign currency translation adjustment (Note 20-D)		Share of equity of associates		Cash flow hedges and other reserves		Retained earnings (Note 20-B)		Total share- holders’ equity		Non- controlling interest		Total equity

Balances at December 31, 2011	563,651	Ps.	6,972,425	Ps.	(76,972)	Ps.	(71,217)	Ps.	3,953	Ps.	6,603,014	Ps.	13,431,203	Ps.	4,281,581	Ps.	17,712,784
Transactions with owners of the Company:
Dividends paid												—		(96,187)		(96,187)
Contribution from non-controlling interest												—		165,710		165,710
Acquisition of Company’s own shares	(106,335)	(1,304,346)								(2,707,003)		(4,011,349)		—		(4,011,349)
Contingent payment due to acquisition of Company’s own shares (Note 3)										(492,272)		(492,272)		—		(492,272)
Effect of acquisition of non-controlling interest, net of taxes (Note 3)										995,923		995,923		(1,914,578)		(918,655)
	(106,335)	(1,304,346)		—		—		—		(2,203,352)		(3,507,698)		(1,845,055)		(5,352,753)
Comprehensive income:
Net income of the year										1,115,338		1,115,338		588,421		1,703,759
Foreign currency translation adjustment (Net of taxes of Ps.(825))				9,860								9,860		20,095		29,955
Other						71,217		(328)		(71,217)		(328)		(265)		(593)
Actuarial gains and losses (Net of taxes of Ps.10,783)										(82,458)		(82,458)		(12,726)		(95,184)
Cash flow hedges (Net of taxes of Ps.(125,938))								335,749				335,749		—		335,749
Comprehensive income of the year	—	—		9,860		71,217		335,421		961,663		1,378,161		595,525		1,973,686

Balances at December 31, 2012	457,316	Ps.	5,668,079	Ps.	(67,112)	Ps.	—	Ps.	339,374	Ps.	5,361,325	Ps.	11,301,666	Ps.	3,032,051	Ps.	14,333,717

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Mexican pesos)

(Notes 1, 2 and 5)

2012	2011	2010
Operating activities:
Income before taxes	Ps.	2,787,050	Ps.	7,622,394	Ps.	1,479,047
Restatement effect from companies in hyperinflationary environment	124,070	27,771	64,899
Foreign exchange loss (gain) from working capital	99,040	(22,390)	424,691
Net cost of the year for employee benefit obligations	176,584	35,347	56,148
Items related with investing activities:
Depreciation and amortization	1,744,716	1,596,643	1,502,534
Impairment of long-lived assets	4,014	93,808	—
Written-down fixed assets	37,681	52,271	—
Interest income	(21,721)	(86,846)	(7,531)
Share of profit of associates	(2,976)	(3,329)	(592,235)
Gain from the sale of shares of associate	—	(4,707,804)	—
Loss in sale of fixed assets and damaged assets	18,498	20,812	64,659
Items related with financing activities:
Derivative financial instruments	(146,142)	(207,816)	82,525
Foreign exchange gain from bank borrowings	(2,342)	(23,953)	(561,821)
Interest expense	824,318	965,128	1,391,631
5,642,790	5,362,036	3,904,547
Accounts receivable, net	(397,683)	(1,422,010)	(275,595)
Inventories	(2,154,648)	(3,063,148)	(747,758)
Prepaid expenses	(11,089)	101,106	(126,655)
Trade accounts payable	970,812	1,623,802	759,773
Accrued liabilities and other accounts payables	(31,220)	(341,743)	561,910
Income taxes paid	(2,152,108)	(561,279)	(786,796)
Employee benefits obligations and others, net	(60,718)	52,550	1,712
(3,836,654)	(3,610,722)	(613,409)
Net cash flows from operating activities	1,806,136	1,751,314	3,291,138

Investing activities:
Acquisitions of property, plant and equipment	(2,784,587)	(1,631,571)	(999,546)
Sale of property, plant and equipment	74,971	100,726	139,066
Investment in associate	(895,640)	—	—
Acquisition of subsidiaries, net of cash acquired	—	(708,664)	(106,970)
Acquisition of intangible assets	(17,165)	(22,724)	(3,879)
Sale of shares of associate	—	9,003,700	—
Interests collected	21,721	86,403	7,086
Dividends received from associates	—	—	90,550
Sale of trading investments	130,804
Acquisition of trading investments	—	(49,837)	(19,423)
Sale of securities and others	14,267	1,096	90,908
Net cash flows (used in) provided by investing activities	(3,455,629)	6,779,129	(802,208)
Cash (to be obtained from) to be used in financing activities	(1,649,493)	8,530,443	2,488,930

Financing activities:
Proceeds from debt	14,586,527	15,219,575	458,710
Payment of debt	(7,216,863)	(21,373,729)	(3,257,291)
Interests paid	(810,120)	(991,784)	(1,341,991)
Derivative financial instruments collected (paid)	196,531	154,556	(18,987)
Acquisition of Company’s own shares	(4,011,348)
Acquisition of non-controlling interest	(996,575)
Capital contribution from non-controlling interest	165,710	86,626	—
Dividends paid	(96,187)	(524,303)	(74,872)
Net cash flows from (used in) financing activities	1,817,675	(7,429,059)	(4,234,431)

Net increase (decrease) in cash and cash equivalents	168,182	1,101,384	(1,745,501)
Exchange differences and effects from inflation on cash and cash equivalents	(60,465)	56,950	(113,845)
Cash and cash equivalents at the beginning of the year	1,179,651	21,317	1,880,663
Cash and cash equivalents at the end of the year	Ps.	1,287,368	Ps.	1,179,651	Ps.	21,317

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

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

GRUMA is a publicly held corporation (Sociedad Anónima Bursátil de Capital Variable) organized under the laws of Mexico. The address of its registered office is Rio de la Plata 407 in San Pedro Garza García, Nuevo León, Mexico. GRUMA is listed on the Mexican Stock Exchange and the New York Stock Exchange.

The consolidated financial statements were authorized by the Chief Corporate Office and the Chief Administrative Office of the Company on April 18, 2013.

2.              BASIS OF PREPARATION

The consolidated financial statements of Gruma, S.A.B. de C.V. and Subsidiaries for all the periods presented have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The IFRS also include the International Accounting Standards (IAS) in force, as well as all the related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), including those previously issued by the Standing Interpretations Committee (SIC).

The Company decided to early adopt IFRS in 2011, setting January 1, 2010 as transition date.

The Company applied the IFRS effective at December 31, 2012, except for the amendment to IAS 1, “Presentation of Financial Statements”, issued in June 2011, for which the Company chose to early adopt. In accordance with IAS 1, the Company grouped items presented in other comprehensive income on the basis of whether they are potentially classifiable to profit or loss subsequently. There are no IFRS or IFRIC interpretations that were effective during 2012 that had a material impact on the Company.

A)  BASIS OF MEASUREMENT

The consolidated financial statements have been prepared on the basis of historical cost, except for Venezuela’s financial information due to its hyperinflationary environment and for the fair value of certain financial instruments as described in the policies shown below (see Note 5-K).

The preparation of financial statements requires that management make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results could differ from those estimates.

B)  FUNCTIONAL AND PRESENTATION CURRENCY

The consolidated financial statements are presented in Mexican pesos, which is the functional currency of GRUMA.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

C)  USE OF ESTIMATES AND JUDGMENTS

The relevant estimates and assumptions are reviewed on a regular basis. The review of accounting estimates are recognized in the period in which the estimate was reviewed and in any future period that is affected.

In particular, the information for assumptions, uncertainties from estimates, and critical judgments in the application of accounting policies, that have the most significant effect in the recognized amounts in these consolidated financial statements, are described below:

•                  The assumptions used for the determination of fair values of financial instruments (Note 21).

•                  The assumptions and uncertainties with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income (Notes 15 and 25).

•                  The key assumptions in impairment testing for long-lived assets used for the determination of the recoverable amount for the different cash generating units (Notes 13 and14).

•                  The actuarial assumptions used for the determination of employee benefits obligations (Note 19).

3.   ACQUISITION OF NON-CONTROLLING INTEREST OF ARCHER-DANIELS-MIDLAND IN GRUMA AND CERTAIN SUBSIDIARIES

In 1996, Archer-Daniels-Midland Company (“ADM”) associated with GRUMA (the “Association”) and as result of the Association, several bylaws were agreed and arrangements held, including the Shareholders Agreement entered into by and between GRUMA, Mr. Roberto González Barrera, ADM and its subsidiary ADM Bioproductos, S.A. de C.V. (“ADM Bioproductos”, and jointly with ADM, the “Strategic Partner”) dated August 21, 1996 and its subsequent amendments (the “Shareholders Agreement”).

As a result of the Association, as of October 23, 2012, the investment that the Strategic Partner owned, directly and indirectly, in GRUMA and certain of its subsidiaries (the “Equity Interests”), was as follows:

•                  23.16% of the capital stock of GRUMA. The strategic Partner held directly 18.81% of the capital stock of GRUMA and indirectly 4.35% through owning 45% Valores Azteca, S.A. de C.V. (“Valores Azteca”), a company that held 9.66% of the capital stock of GRUMA.

•                  3% of the capital stock of Valores Mundiales, S.L. (“Valores Mundiales”).

•                  3% of the capital stock of Consorcio Andino, S.L. (“Consorcio”).

•                  40% of the capital stock of Molinera de México, S.A. de C.V. (“Molinera”).

•                  20% of the capital stock of Azteca Milling L.P. (“Azteca Milling”).

Based on the terms of the Association, if the Strategic Partner decided to sell to a third party its direct investment on GRUMA’s shares and indirectly through Valores Azteca (the “GRUMA Shares”), the Strategic Partner had to offer first such investment to the Control Trust of the González Family (the “Controlling Shareholder”) or any third party as designated by the Controlling Shareholder, granting the option to acquire the shares of GRUMA.

Also, if the Strategic Partner decided to sell to a third party its investment on the capital stock of Valores Mundiales, Consorcio, Molinera and/or Azteca Milling (the “Subsidiaries Shares”), the strategic Partner had to offer GRUMA the right of first refusal to acquire the Subsidiaries Shares.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

On October 16, 2012, ADM reached a preliminary agreement with a Third Party to sell its minority interest on GRUMA’s shares (the “Preliminary Agreement”), to the following price:

Company	Selling price
GRUMA	U.S.$303.8 million, plus up to U.S.$48.7 million as contingent price
Valores Azteca	U.S.$70.2 million, plus up to U.S.$11.3 million as contingent price
Azteca Milling	U.S.$50 million
Molinera	U.S.$18 million
Consorcio	U.S.$1.5 million
Valores Mundiales	U.S.$6.5 million
Total	U.S.$450 million, plus up to U.S.$60 million as contingent price

On October 23, 2012, the third Party sent a communication to GRUMA’s Board of Directors, requiring the approval to purchase the 23.16% of the capital stock of GRUMA owned, directly and indirectly, by the Strategic Partner, and additionally, expressed its interest to purchase the Strategic Partner’s investment on Valores Mundiales, Consorcio, Molinera and Azteca Milling, as mentioned in the Preliminary Agreement.

As informed to GRUMA, on October 19, 2012, the Strategic Partner notified the Controlling Shareholder of its intention to sell its GRUMA Shares to a third Party pursuant to the terms agreed in the Preliminary Agreement, giving the Controlling Shareholder the option to acquire such shares, or to designate a third party to do so, at the same price as agreed in the Preliminary Agreement.

The Controlling Shareholder designated GRUMA as the third party to exercise the right to acquire the GRUMA Shares that the Strategic Partner offered for sale (including the acquisition of the Strategic Partner’s investment on Valores Azteca).

Additionally, through various communications dated October 25, 2012, the Strategic Partner notified GRUMA’s subsidiaries its intention to sell the Subsidiaries Shares pursuant to the terms agreed in the Preliminary Agreement, giving GRUMA the first refusal right to acquire the Subsidiaries Shares at the same price as agreed in the Preliminary Agreement.

On December 5, 2012, GRUMA’s Board of Directors, with the previous favorable opinion of the Corporate Governance and the Audit Committee, supported on a fairness opinion made by an independent expert, approved GRUMA’s exercise of the option and/or right of first refusal of the Controlling Shareholder to acquire from the Strategic Partner the GRUMA Shares, (including the shares that Valores Azteca held), the Subsidiaries Shares, and to obtain the necessary financing instrument to pay for this transaction.

On December 13, 2012, an Ordinary Shareholders’ Meeting of GRUMA was held, approving, among other things, the increase of the maximum amount of resources allocated to the purchase of own shares during fiscal year 2012. Also and on the same date, an Extraordinary Shareholders’ Meeting of GRUMA was held, approving, among other things, an amendment to GRUMA’s bylaws in order to recognize, on a statutory basis, the existence of the Shareholders Agreement.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

On December 14, 2012, GRUMA acquired from the Strategic Partner its investment owned directly and indirectly in GRUMA and certain of its subsidiaries, consisting of:

a.              23.16% of the issued shares of GRUMA, through the acquisition of 18.81% of the issued shares of GRUMA and 45% of the issued shares of Valores Azteca, a company that owns 9.66% of the issued shares of GRUMA. With respect to the acquisition of 18.81% of the issued shares of GRUMA, the transaction was not made through a public offer given that it was made through the exercise of an option, in strict compliance with the contractual covenants contained in the strategic agreements of 1996 that were entered into with the Strategic Partner. Such agreements are acknowledged in GRUMA’s bylaws and their existence and terms were timely disclosed to the Mexican Stock Exchange and to the public and have thereafter being continuously disclosed in GRUMA’s annual report. Such acquisition was carried out against GRUMA’s shareholders equity, using funds reserved for the purchase of own shares authorized by GRUMA’s General Ordinary Shareholders’ Meeting;

b.              3% of the capital stock of Valores Mundiales, S.L. and Consorcio Andino, S.L., holding companies of GRUMA’s subsidiaries in Venezuela, Molinos Nacionales, C.A. (“MONACA”) and Derivados de Maíz Seleccionado, C.A. (“DEMASECA”), respectively;

c.               40% of the shares of Molinera de México; and

d.              20% of the shares of Azteca Milling (subsidiary of Gruma Corporation), through the acquisition of 100% of the shares of Valley Holding Inc., which has no assets or liabilities other than the investment in shares of Azteca Milling.

The Equity Interests were acquired for an amount of Ps.5,741,280 (U.S.$450 million) plus acquisition related costs of Ps.162,280 and a contingent payment of up to U.S.$60 million (the “Contingent Payment”), proportionally distributed between GRUMA’s and Valores Azteca’s shares that are part of the Equity Interests, payable only if during the following 42 months after closing the transaction, certain conditions are met in connection with (i) GRUMA’s stock market price increase over the closing price of GRUMA’s stock determined for purposes of the transaction (the “Closing Price”), at the end of the 42 months’ period; (ii) the difference between GRUMA’s stock price established for public offers made by GRUMA and the Closing Price; (iii) the acquisition, by a strategic investor, of 15% or more of GRUMA’s capital stock; or (iv) the reduction of the percentage of GRUMA’s shares that are considered to be held by the public at any time, starting from 26%. The economic terms of the transaction were based on the terms contained in the Preliminary Agreement entered between the third party and the Strategic Partner, for the purchase of the Equity Interests.

In relation with the Contingent Payment and as a result of the analysis of the above mentioned assumptions, a contingent payment liability was recognized as Other non-current liabilities amounting Ps.606,495 (U.S.$46.6 million) and affecting the Company’s equity by the amount of Ps.492,272 and the investment in associates of Ps.114,223, solely regarding the scenario (i) as mentioned in the previous paragraph, in connection to GRUMA’s stock market price increase, over GRUMA’s stock Closing Price determined for purposes of the purchase of the Equity Interests, at the end of the 42 months’ period.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

The Contingent Payment liability was registered at fair value, which was determined using projected future cash flows discounted to present value and the discount rate used is the average rate of return of any corporate bonds issued by companies comparable to GRUMA. Subsequent changes in the fair value of the Contingent Payment liability will affect the GRUMA’s income statement. The Monte Carlo simulation model was used to estimate the future shares price, which includes the expected return and the weighted volatility of historical prices of GRUMA’s stock over a period of 42 months.

The significant data used to determine the fair value of the Contingent Payment liability as of December 31, 2012 was as follows:

GRUMA’s stock weighted volatility of historical prices	29.78%
GRUMA’s share weighted average price of (simulated)	Ps.58.79 per share
Forward exchange rate	Ps.14.65 per US dollar
Discount rate	7.30%

As of December 31, 2012, the Company does not consider as probable scenarios (ii), (iii) and (iv) for the Contingent Payment abovementioned, so there was no contingent payment obligation recorded in connection with these cases.

The effect on the acquisition of GRUMA’s Subsidiaries Shares attributable to GRUMA’s shareholders investment is as follows:

Carrying value of non-controlling interest	Ps.	1,914,578
Purchase price	(996,572)
Deferred tax	77,917
Excess of book value over the purchase price of GRUMA’s Subsidiaries Shares	Ps.	995,923

To carry out the transaction of the Equity Interests, GRUMA obtained bridge loan facilities with maturity dates of up to a year for a total amount of Ps.5,103,360 (U.S.$400 million), lent by Goldman Sachs Bank USA, Banco Santander and Banco Inbursa (the “Short-Term Loan Facilities”), and used Ps.637,920 (U.S.$50 million) of Gruma Corporation’s revolving syndicated long term credit facility with Bank of America, which matures in 2016. For the execution of the Short-Term Loan Facilities, GRUMA’s permitted leverage ratios established under the loan facilities were increased to allow GRUMA to increase its leverage as a result of the obtainment of the Short-Term Loan Facilities.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

4.   BUSINESS COMBINATIONS

A)           ALBUQUERQUE TORTILLA COMPANY

On April 15, 2011, the Company, through its subsidiary Gruma Corporation, acquired the business of  manufacturing, distributing and selling of corn and wheat flour tortillas of Albuquerque Tortilla Company, which is located in New Mexico, United States, for Ps.102,410 (U.S.$8.9 million) paid in cash. This purchase was accounted for using the acquisition method, following the business combination rules. The purpose of this acquisition is to contribute to the growth and strengthening of the Company’s tortilla business in the south-central region of the United States under a strong and recognized brand.

The following table summarizes the consideration paid and the fair value of the net assets acquired:

Inventories	Ps.	1,753
Property, plant and equipment	47,700
Non-compete agreement	8,993
Customer lists	5,189
Trademarks	17,641
Fair value of identifiable assets	81,276

Goodwill	21,134
Total consideration paid in cash	Ps.	102,410

The goodwill recorded for this acquisition represents the value of acquiring an on-going business with an assembled and trained workforce, and business growth prospects in the south-central region of the United States. None of the goodwill recognized is expected to be deductible for tax purposes.

Acquisition-related costs such as advisory fees, appraisal fees, valuation services and legal fees amounted to Ps.2,497, were recognized in the income statement as selling and administrative expenses.

No contingent liabilities and contingent consideration arrangements have arisen from this acquisition.

From January 1, 2011 to the acquisition date, this business recorded an estimated revenue of Ps.64,979 and a net loss of approximately Ps.29,475.

B)           CASA DE ORO FOODS

On August 25, 2011, the Company, through its subsidiary Gruma Corporation, acquired the business of manufacturing, distributing and selling of corn and wheat flour tortillas of Casa de Oro Foods, which is located in Nebraska, United States for Ps.280,615 (U.S.$22.7 million) paid in cash. This purchase was accounted for using the acquisition method, following the business combination rules. The strategic location of Casa de Oro will help improve and increase the Company’s coverage in the midwest region of the United States, generating savings in transportation and increasing the production of corn flour tortillas and tortilla chips.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

The following table summarizes the consideration paid and the fair value of the net assets acquired:

Accounts receivable	Ps.	40,026
Inventories	16,808
Prepaid expenses	185
Current liabilities	(21,489)
Working capital	35,530

Property, plant and equipment	122,351
Wheat forwards	1,099
Non-compete agreement	7,163
Customer lists	41,372
Trademarks	4,817
Fair value of identifiable net assets	212,332

Goodwill	68,283
Total consideration paid in cash	Ps.	280,615

The accounts receivable fair value is not significantly different from its carrying value as the receivables are short term, with the full value being collected 30 to 45 days after the acquisition.

The goodwill recorded for this acquisition represents the value of acquiring an on-going business with an assembled and trained workforce, and business growth prospects in the midwest region of the United States. None of the goodwill recognized is expected to be deductible for tax purposes.

Acquisition-related costs such as advisory fees, appraisal fees, valuation services and legal fees amounted to Ps.4,415 were recognized in the income statement as selling and administrative expenses.

From January 1, 2011 to the acquisition date, this business recorded an estimated revenue of Ps.193,938 and a net income of approximately Ps.11,747.

C)    SOLNTSE MEXICO

On July 13, 2011, the Company, through its subsidiary Gruma International Foods, S.L., acquired all issued and outstanding shares of Solntse Mexico, which is located in Russia, for Ps.104,923 (U.S.$8.8 million). Solntse Mexico is the leading producer of corn and wheat flour tortillas, corn chips and other products, under the brand Delicados. This company introduced tortillas and corn chips to the Russian market and currently commands the leading market position in Russia’s retail and foodservice segments. This acquisition represents the Company’s entry into Russia and other Eastern Europe countries.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

The following table summarizes the consideration paid and the fair value of the net assets acquired:

Cash	Ps.	6,268
Accounts receivable	11,389
Prepaid expenses	240
Inventories	15,000
Current liabilities	(7,329)
Working capital	25,568

Property, plant and equipment	34,173
Intangible assets	1,358
Long term debt	(22,242)
Deferred tax liabilities	(1,426)
Fair value of identifiable net assets	37,431

Goodwill	67,492
Purchase price	104,923
Outstanding payment due to contingent consideration (1)	(22,320)
Total consideration paid in cash	82,603

(1)         As of December 31, 2012, the outstanding payment due to contingent consideration amounted to Ps.10,382.

The accounts receivable fair value is not significantly different from its carrying value as the receivables are short term with the full value being collected 30 to 45 days after the acquisition.

The goodwill recorded for this acquisition represents the value of acquiring an on-going business with an assembled and trained workforce, and business growth prospects in the Eastern Europe and Middle East regions. None of the goodwill recognized is expected to be deductible for tax purposes.

Acquisition-related costs such as advisory fees, appraisal fees, valuation services and legal fees amounted to Ps.16,367 (U.S.$1.3 million), were recognized in the income statement as selling and administrative expenses.

For the period from July 1, 2011 to December 31, 2011, this business contributed revenues of Ps.84,002 and a net income of Ps.5,556. If the acquisition had taken place on January 1, 2011, revenues and net income would have increased by approximately Ps.28,034 and Ps.2,711, respectively.

D)    SEMOLINA A.S.

On November 16, 2011, the Company, through its subsidiary Gruma International Foods, S.L., acquired all issued and outstanding shares of Semolina A.S., which is located in Turkey, for Ps.230,388 (U.S.$17 million). Semolina is the leading corn miller in Turkey, and specializes in supplying corn grits for the snack and breakfast cereals industries. The acquisition of Semolina represents a significant milestone for the Company’s growth strategy in Eastern Europe and the Middle East. The Company’s European milling division’s priority is to consolidate itself as a market leader in corn milling and related products for the snack, brewing and breakfast cereals industries.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

The following table summarizes the consideration paid and the fair value of the net assets acquired:

Cash	Ps.	3,405
Accounts receivable	33,742
Prepaid expenses	1,237
Inventories	580
Current liabilities	(45,310)
Working capital	(6,346)

Property, plant and equipment	48,959
Intangible assets	41
Fair value of identifiable net assets	42,654

Goodwill	187,734
Purchase price	230,388
Outstanding payment due to contingent consideration (1)	(24,413)
Total consideration paid in cash	Ps.	205,975

(1)         As of December 31, 2012, the outstanding payment due to contingent consideration amounted to Ps.11,384.

The accounts receivable fair value is not significantly different from its carrying value as the receivables are short term with the full value being collected 30 to 45 days after the acquisition.

The goodwill recorded for this acquisition represents the value of acquiring an on-going business with an assembled and trained workforce, and business growth prospects in the Eastern Europe and Middle East regions. None of the goodwill recognized is expected to be deductible for tax purposes.

Acquisition-related costs such as advisory fees, appraisal fees, valuation services and legal fees amounted to Ps.11,259 (U.S.$0.9 million), were recognized in the income statement as selling and administrative expenses.

For the period from November 17, 2011 to December 31, 2011, this business contributed revenues of Ps.42,624 and a net loss of Ps.12,798. If the acquisition had taken place on January 1, 2011, revenues would have increased by approximately Ps.296,988 and net loss would have decreased by approximately Ps.12,762.

5.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Subsidiaries’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Company.

At December 31, 2012 and 2011, the main subsidiaries included in the consolidation were:

	% of ownership
	At December 31, 2012	At December 31, 2011
Gruma Corporation and subsidiaries	100.00	100.00
Grupo Industrial Maseca, S.A.B. de C.V. and subsidiaries	83.18	83.18
Molinos Nacionales, C.A. (Note 3)	75.86	72.86
Derivados de Maíz Seleccionado, C.A. Note 3)	60.00	57.00
Molinera de México, S.A. de C.V. and subsidiaries (Note 3)	100.00	60.00
Gruma International Foods, S.L. and subsidiaries	100.00	100.00
Productos y Distribuidora Azteca, S.A. de C.V.	100.00	100.00
Investigación de Tecnología Avanzada, S.A. de C.V. and subsidiaries	100.00	100.00

b. Transactions with non-controlling interest without change of control

The Company applies a policy of treating transactions with non-controlling interest as transactions with equity owners of the Company. When purchases from non-controlling interest take place, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recognized as operations with holders of equity instruments; therefore, no goodwill is recognized with these acquisitions. Disposals to non-controlling interests result in gains and losses for the group and are also recorded in equity when there is no loss of control. See Note 3 for acquisitions of non-controlling interests during 2012.

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

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

The financial position and results of all of the group entities that have a functional currency which differs from the Company’s presentation currency are translated as follows:

•                  Assets and liabilities are translated at the closing rate of the period.

•                  Income and expenses are translated at average exchange rates.

•                  Equity is translated at the exchange rate in effect at the date when the contributions were made and the earnings were generated.

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

The Company applies hedge accounting to foreign exchange differences originated between the functional currency of a foreign subsidiary and the functional currency of the Company. Exchange differences resulting from the translation of a financial liability designated as hedge for a net investment in a foreign subsidiary, are recognized in other comprehensive income as a separate component denominated “Foreign currency translation adjustments” while the hedge is effective. See Note 5-L for the accounting of the net investment hedge.

The closing exchange rates used for preparing the financial statements are as follows:

	As of December 31, 2012	As of December 31, 2011
Pesos per U.S. dollar	13.0101	13.9500
Pesos per Euro	17.1941	18.0764
Pesos per Swiss franc	14.2420	14.8700

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

	As of December 31, 2012	As of December 31, 2011
Pesos per Venezuelan bolivar (Bs.)	3.0256	3.2442
Pesos per Australian dollar	13.4960	14.2178
Pesos per Chinese yuan	2.0685	2.2161
Pesos per Pound sterling	21.0152	21.6797
Pesos per Malaysian ringgit	4.2499	4.4035
Pesos per Costa Rica colon	0.0256	0.0270
Pesos per Ukrainian hryvnia	1.6318	1.7553
Pesos per Russian ruble	0.4283	0.4341
Pesos per Turkish lira	7.2984	7.3935

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

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

Costs of borrowings associated to financing of qualifying assets that require a substantial period of time (over one year) for acquisition or construction, are capitalized as part of the acquisition cost of these assets, until such time as the assets are substantially ready for their intended use or sale.

Depreciation is calculated over the asset cost less residual value, considering its components separately. Depreciation is recognized in income using the straight-line method and applying annual rates that reflect the estimated useful lives of the assets. The estimated useful lives are summarized as follows:

Years

Buildings	25 – 50
Machinery and equipment	5 – 25
Leasehold improvements	10*

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

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

b. Intangible assets with finite lives

Intangible assets with finite lives are carried at cost less accumulated amortization and impairment losses. Amortization is calculated using the straight-line method over the estimated useful lives of the assets. Estimated useful lives are as follows:

Years

Non-compete agreements	3 - 20
Patents and trademarks	3 - 20
Customer lists	5 - 20
Software for internal use	3 - 7

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount of an asset or cash-generating unit is the higher of an asset’s fair value less costs to sell and value in use. To determine value in use, estimated future cash flows are discounted at present value, using a pre-tax discount rate that reflect time value of money and considering the specific risks associated with the asset. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating unit).

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

Non-current assets held for sale are stated at the lower of carrying amount and fair value less costs to sell. At December 31, 2012 and 2011, the Company did not have this type of assets.

K)  FINANCIAL INSTRUMENTS

Regular purchases and sales of financial instruments are recognized in the balance sheet on the trade date, which is the date when the Company commits to purchase or sell the instrument.

a. Financial assets

Classification

In its initial recognition and based on its nature and characteristics, the Company classifies its financial assets in the following categories: (i) financial assets at fair value through profit or loss, (ii) loans and receivables, (iii) financial assets held until maturity, and (iv) available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Balances of financial instruments held by the Company at December 31, 2012 and 2011 are disclosed in Note 21-A.

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

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

Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement as part of interest income. Dividends on available-for-sale equity instruments are recognized in the income statement when the Company’s right to receive payments is established.

Impairment

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. See Note 5-D for the accounting policy for the impairment of accounts receivable.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

b. Financial liabilities

i. Debt and financial liabilities

Debt and financial liabilities that are non-derivatives are initially recognized at fair value, net of transaction costs directly attributable to them: subsequently, these liabilities are recognized at amortized cost. The difference between the net proceeds and the amount payable is recognized in the income statement during the debt term, using the effective interest rate method.

ii. Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities for trading and financial liabilities designated at initial recognition.

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

a. Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. At December 31, 2012 and 2011, the Company did not have this type of hedging.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

b. Cash flow hedges

For cash flow hedge transactions, changes in the fair value of the derivative financial instrument are included as other comprehensive income in equity, based on the evaluation of the hedge effectiveness, and are reclassified to the income statement in the periods when the projected transaction is realized, see Note 21-C.

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

c. Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is partially disposed of or sold, see Note 20-D.

M) LEASES

a. Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are recognized in the income statement on a straight-line basis over the period of the lease.

b. Finance leases

Leases where the Company has substantially all the risks and rewards of ownership, are classified as finance leases.

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

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

In Venezuela, on May 7, 2012, the New Organic Labor and Workers’ Law (LOTTT) was published in the official gazette of the Bolivarian Republic of Venezuela and was effective as of such date. This law established some changes from the previous Organic Law issued on June 19, 1997 and amended on May 6, 2011. The most important changes included: modifications in the method of calculation of some employee benefits such as vacation bonuses, profits, pre and post natal leave, social security benefits and their interests. It also established changes in the duration of the workday, and introduced concepts as maternity labor stability. Some of the above benefits are also regulated by the collective agreements of the Company in Venezuela, which in many cases, exceed the issues raised by the new legislation.

The Company’s management has determined that the main effect of the enactment of this law is related with the retroactivity of the social security benefits and, through actuarial studies, the Company has estimated the effects on labor provisions and costs.

Until December 31, 2011, the Company determined severance amounts for employment termination in accordance with the local Labor Law and collective agreements effective at that date, and transferred these amounts to a trust for each worker. Contributions to each trust were recognized in income when incurred.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

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

Deferred tax assets and liabilities are offset if the entity has a legally enforceable right to set off assets against liabilities and are related to income tax levied by the same tax authority on the same taxable entity.

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

For the years ended December 31, 2012, 2011 and 2010, the Company has no dilutive instruments issued.

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

6.        RISK AND CAPITAL MANAGEMENT

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

The following tables detail the exposure of the Company to currency risks at December 31, 2012 and 2011. The tables show the carrying amount of the Company’s financial instruments denominated in foreign currency.

At December 31, 2012:

	Amounts in thousands of Mexican pesos
	U.S. Dollar		Pound sterling		Venezuelan bolivar		Euros		Costa Rica colons and others		Total
Monetary assets:
Current (1)	Ps.	3,072,982	Ps.	276,579	Ps.	1,584,590	Ps.	262,465	Ps.	1,229,180	Ps.	6,425,796
Non-current	10,442		—		1,538		1,655		15,498		29,133
Monetary liabilities:
Current	(10,312,030)		(212,532)		(1,584,472)		(182,780)		(583,534)		(12,875,348)
Non-current	(12,498,676)		(1,080)		(95,132)		(52,504)		(70,210)		(12,717,602)
Net position	Ps.	(19,727,282)	Ps.	62,967	Ps.	(93,476)	Ps.	28,836	Ps.	590,934	Ps.	(19,138,021)

At December 31, 2011:

	Amounts in thousands of Mexican pesos
	U.S. Dollar		Pound sterling		Venezuelan bolivar		Euros		Costa Rica colons and others		Total
Monetary assets:
Current (1)	Ps.	2,867,933	Ps.	313,652	Ps.	1,085,573	Ps.	172,257	Ps.	935,694	Ps.	5,375,109
Non-current	20,809		1,428		522		33,608		42,170		98,537
Monetary liabilities:
Current	(4,627,116)		(173,062)		(1,970,433)		(273,115)		(515,808)		(7,559,534)
Non-current	(11,615,016)		(1,074)		(22,356)		(33,253)		(69,899)		(11,741,598)
Net position	Ps.	(13,353,390)	Ps.	140,944	Ps.	(906,694)	Ps.	(100,503)	Ps.	392,157	Ps.	(13,827,486)

(1)   Approximately 70% of this balance corresponds to accounts receivable.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

For the years ended December 31, 2012, 2011 and 2010, the effects of exchange rate differences on the Company’s monetary assets and liabilities were recognized as follows:

	2012		2011		2010
Exchange differences arising from foreign currency liabilities accounted for as a hedge of the Company’s net investment in foreign subsidiaries, recorded directly to equity as an effect of foreign currency translation adjustments	Ps.	468,381	Ps.	(813,101)	Ps.	296,636
Exchange differences arising from foreign currency transactions recognized in the income statement	(89,262)		40,885		143,852
	Ps.	379,119	Ps.	(772,216)	Ps.	440,488

Net sales are denominated in Mexican pesos, U.S. dollars, and other currencies. Sales generated in Mexican pesos during 2012, 2011 and 2010 were 35% in 2012 and 34% in 2011 and 2010 of total net sales. Sales generated in U.S. dollars during 2012 and 2011 were 38% and 43% in 2010 of total net sales. Additionally, at December 31, 2012 and 2011, 63% and 67% of total assets were denominated in different currencies other than Mexican pesos, mainly in U.S. dollars. An important portion of operations are financed through debt denominated in U.S. dollars. For the years ended December 31, 2012, 2011 and 2010, net sales in foreign currency amounted to Ps.42,046,892, Ps. 37,819,919 and Ps.30,732,369, respectively.

An important currency risk for the debt denominated in U.S. dollars is present in subsidiaries that are not located in the United States, which represented 70% of total debt denominated in U.S. dollars.

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

At December 31, 2012 the Company has no open positions of foreign exchange derivative instruments.

The effect of foreign exchange differences recognized in the income statements for the years ended December 31, 2012, 2011 and 2010, related with the assets and liabilities denominated in foreign currency, totaled a loss of Ps.(89,262), and a gain of Ps.40,885 and Ps.143,852, respectively. Considering the exposure at December 31, 2012, 2011 and 2010, and assuming an increase or decrease of 10% in the exchange rates while keeping constant the rest of the variables such as interest rates, the effect after taxes in the Company’s consolidated results will be Ps.458,069, Ps.128,673 and Ps.605,597, respectively.

Interest rate risk

The variations in interest rates could affect the interest income or expense of financial liabilities bearing variable interest rates, and could also modify the fair value of financial liabilities bearing fixed interest rates.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

For the Company, interest rate risk is mainly derived from debt financing transactions, including debt securities, bank and vendor credit facilities and leases. These financing transactions generate exposure to interest rate risk, principally due to changes in relevant base rates (mainly, LIBOR, and to a lesser extent, TIIE, Eurolibor and Venezuela’s weighted average rate) that are used to determine the interest rates applicable to the borrowings. The Company had Ps.3,734 million in fixed rate debt and Ps.16,137 million in variable rate debt at December 31, 2012.

The following table shows, at December 31, 2012 and 2011, the Company’s debt at fixed and variable rates:

	Amounts in thousands of Mexican pesos
	2012		2011
Debt at fixed interest rate	Ps.	3,734,498	Ps.	4,280,821
Debt at variable interest rate	16,136,973		8,824,496
Total	Ps.	19,871,471	Ps.	13,105,317

From time to time, the Company uses derivative financial instruments such as interest rate swaps for the purposes of hedging a portion of its debt, in order to reduce the Company’s exposure to increases in interest rates.

For variable rate debt, an increase in interest rates will increase interest expense. A hypothetical increase of 100 basis points in interest rates on debt at December 31, 2012, 2011 and 2010 will have an effect on the results of the Company of Ps.161,370, Ps.88,246 and0 Ps.140,505, respectively, considering debt and interest rates at that date, and assuming that the rest of the variables remain constant.

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

During 2012, the Company entered into short-term hedge transactions through commodity futures and options to hedge a portion of its requirements. All derivative financial instruments are recorded at their fair value as either assets or liabilities. Changes in the fair value of derivatives are recorded each period in earnings or accumulated other comprehensive income in equity, depending on whether the derivative qualifies for hedge accounting and is effective as part of a hedge transaction. Ineffectiveness results when the change in the fair value of the hedge instruments differs from the change in the fair value of the position.

For hedge transactions that qualify and are effective, gains and losses are deferred until the underlying asset or liability is settled, and then are recognized as part of that transaction.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

Gains and losses which represent hedge ineffectiveness and derivative transactions that do not qualify for hedge accounting are recognized in the income statement.

At December 31, 2012, financial instruments that qualify as hedge accounting represented a favorable effect of Ps.119,275, which was recognized as comprehensive income in equity.

From time to time the Company hedges commodity price risks utilizing futures and options strategies that do not qualify for hedge accounting. As a result of non-qualification, these derivative financial instruments are recognized at their fair values and the associated effect is recorded in current period earnings. For the year ended December 31, 2012 non-settled financial instruments that did not qualify as hedge accounting represented a favorable effect of Ps.17,090. For the years ended December 31, 2011 and 2010, the Company recognized an unfavorable effect of Ps.40,207 and Ps.13,228, respectively. Additionally, as of December 31, 2012 the Company realized Ps.21,058 in net losses on commodity price risk hedges that did not qualify for hedge accounting; likewise, as of December 31, 2011 and 2010, realized net losses of Ps.52,626 and Ps.42,970, respectively.

Based on the Company’s overall commodity exposure at December 31, 2012 and 2011, a hypothetical 10 percent decline in market prices applied to the fair value of these instruments would result in an effect to the income statement of Ps.68,811 and Ps.40,431, respectively (for non-qualifying contracts).

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

Credit risk

The Company’s regular operations expose it to defaults when customers and counterparties are unable to comply with their financial or other commitments. The Company seeks to mitigate this risk by entering into transactions with a diverse pool of counterparties. However, the Company continues to remain subject to unexpected third party financial failures that could disrupt its operations.

The Company is also exposed to risks in connection with its cash management activities and temporary investments, and any disruption that affects its financial intermediaries could also adversely affect its operations.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

The Company’s exposure to risk due to trade receivables is limited given the large number of its customers located in different parts of Mexico, the United States, Central America, Venezuela, Europe, Asia and Oceania. For this reason, there is not a significant risk of credit concentration. However, the Company still maintains reserves for credit losses. Risk control assesses the credit quality of the customer, taking into account its financial position, past experience and other factors.

Since none of the clients have an independent rating of credit quality, the Company’s management determines the maximum credit risk for each one, taking into account its financial position, past experience, and other factors. Credit limits are established according to policies set by the Company, which also includes controls that assure its compliance.

During 2012 and 2011, credit limits were complied with and, consequently, management does not expect any important losses from trade accounts receivable.

At December 31, 2012 and 2011, the Company has certain accounts receivable that are neither past due or impaired. The credit quality of such receivables does not present indications of impairment, since the sales are performed to a large variety of clients that include supermarkets, government institutions, commercial businesses and tortilla sellers. At December 31, 2012 and 2011, none of these accounts receivable presented non-performance by these counterparties.

The Company has centralized its treasury operations in Mexico, and in the United States for its operations in that country. Liquid assets are invested primarily in government bonds and short term debt instruments with a minimum grade of “A1/P1” in the case of operations in the United States and “A” for operations in Mexico. The Company faces credit risk from potential defaults of their counterparts with respect to financial instruments they use. Substantially all of these financial instruments are not guaranteed. Additionally, it minimizes the risk of default by the counterparts contracting derivative financial instruments only with major national and international financial institutions using contracts and standard forms issued by the International Swaps and Derivatives Association, Inc. (“ISDA”) and operations standard confirmation formats. For operations in Central America and Venezuela, only invests cash reserves with leading local banks and local branches of international banks. Additionally, they maintain small investments abroad.

Investment risk in Venezuela

The Company’s operations in Venezuela represented approximately 15% of consolidated net sales and 14% of total consolidated assets as of December 31, 2012. The recent political and civil instability that has prevailed in Venezuela represents a risk to the business that cannot be controlled and that cannot be accurately measured or estimated.

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

Various fixed exchange rates have been established by the Venezuelan Government since 2003. Effective January 1, 2010, the Venezuelan Government established an exchange rate of 4.30 bolivars per U.S. dollar. On February 8, 2013, the National Executive, through the Central Bank of Venezuela and the Ministry of Popular Power for Planning and Finance, amended the Exchange Agreement to the effect that an exchange rate of 6.30 bolivars per U.S. dollar is applicable to all operations conducted in foreign currency effective as of February 9, 2013. The exchange rate set in the Exchange Agreement has historically been lower than in the free market. See Note 30-A “Subsequent events”.

The Company does not have insurance for the risk of expropriation of its investments. See Note 27 for additional information about the expropriation proceedings of MONACA assets and the measures taken by the People´s Defense Institute for the Access of Goods and Services of Venezuela (Instituto para la Defensa de las Personas en el Acceso a los Bienes y Servicios de Venezuela, or INDEPABIS) in DEMASECA.

Given the Company’s operations in Venezuela, the financial position and results of the Company may be negatively affected by a number of factors, including:

a.                  Decrease in consolidated income due to a possible further devaluation of the Venezuelan bolivar against the U.S. dollar;

b.                  Subsidiaries in Venezuela manufacturing products subject to price controls;

c.                   The enactment of the Just Costs and Prices Law (Ley de Costos y Precios Justos) on July 18, 2011, that controls the prices of products affecting the Company’s sales;

d.                  It may be difficult for subsidiaries in Venezuela to pay dividends, as well as to import some of their requirements of raw materials as a result of the foreign exchange and price controls;

e.                   The costs of some raw materials used by the Venezuelan subsidiaries may increase due to import tariffs, and

f.                    Inability to obtain and collect a just and reasonable compensation for MONACA’s assets subject to expropriation.

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

The following tables show the remaining contractual maturities of financial liabilities of the Company:

At December 31, 2012:

	Less than a year		From 1 to 3 years		From 3 to 5 years		More than 5 years		Total
Short and long term debt	Ps.	8,043,091	Ps.	755,849	Ps.	6,704,466	Ps.	4,623,030	Ps.	20,126,436
Interest payable from short and long term debt	746,613		1,084,968		852,808		628,022		3,312,411
Financing leases	20,077		18,843		—		—		38,920
Trade accounts and other payables	9,434,268		—		—		—		9,434,268
Other non-current liabilities	—		—		606,495		—		606,495
Derivative financial instruments	28,832		—		—		—		28,832
	Ps.	18,272,881	Ps.	1,859,660	Ps.	8,163,769	Ps.	5,251,052	Ps.	33,547,362

At December 31, 2011:

	Less than a year		From 1 to 3 years		From 3 to 5 years		More than 5 years		Total
Short and long term debt	Ps.	1,621,446	Ps.	380,334	Ps.	5,618,137	Ps.	5,715,000	Ps.	13,334,917
Interest payable from short and long term debt	652,883		1,142,966		1,061,734		791,437		3,649,020
Financing leases	11,762		21,521		—		—		33,283
Trade accounts and other payables	9,301,814		—		—		—		9,301,814
Derivative financial instruments	46,013		—		—		—		46,013
	Ps.	11,633,918	Ps.	1,544,821	Ps.	6,679,871	Ps.	6,506,437	Ps.	26,365,047

The Company expects to meet its obligations with cash flows generated by operations. Additionally, the Company has access to credit lines with various banks to address potential cash needs.

B) CAPITAL MANAGEMENT

The Company’s objectives when managing capital (which includes share capital, borrowings, working capital and cash and cash equivalents) are to maintain a flexible capital structure that reduces the cost of capital to an acceptable level of risk, to safeguard the Company’s ability to continue as a going concern while taking advantage of strategic opportunities in order to provide sustainable returns for shareholders and benefits to stockholders.

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

In addition, to monitor capital, debt agreements contain financial covenants which are disclosed in Note 16.

7.        SEGMENT INFORMATION

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

•                  Corn flour, wheat flour and other products division (Venezuela):

Engaged, mainly, in producing and distributing grains used principally for industrial and human consumption. The main brands are JUANA, TIA BERTA and DECASA for corn flour; ROBIN HOOD and POLAR for wheat flour; MONICA for rice and LASSIE for oats.

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

All inter-segment sales prices are market-based. The Chief Executive Officer evaluates performance based on operating income of the respective business units. The accounting policies for the reportable segments are the same as the policies described in Notes 2 and 5.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

Segment information as of and for the year ended December 31, 2012:

	Corn flour and packaged tortilla division (United States and Europe)		Corn flour division (Mexico)		Corn flour, wheat flour and other products (Venezuela)		Other segments		Eliminations and corporate expenses		Total
Net sales to external customers	Ps.	26,900,883	Ps.	16,809,903	Ps.	9,907,182	Ps.	10,662,239	Ps.	36,425	Ps.	64,316,632
Inter-segment net sales	30,672		763,547		—		1,303,796		(2,098,015)		—
Operating income (loss)	1,334,615		1,749,259		444,525		27,411		(42,777)		3,513,033
Depreciation and amortization	1,058,384		357,097		154,324		312,037		(95,431)		1,786,411

Total assets	17,600,503		12,793,474		7,087,569		11,318,494		660,362		49,460,402
Investment in associates	—		—		—		146,388		1,009,863		1,156,251
Total liabilities	7,931,084		3,808,836		2,948,192		4,630,339		15,808,234		35,126,685
Expenditures for fixed assets	1,630,227		451,771		191,478		393,171		117,940		2,784,587

Segment information as of and for the year ended December 31, 2011:

	Corn flour and packaged tortilla division (United States and Europe)		Corn flour division (Mexico)		Corn flour, wheat flour and other products (Venezuela)		Other segments		Eliminations and corporate expenses		Total
Net sales to external customers	Ps.	23,900,928	Ps.	14,799,007	Ps.	9,156,603	Ps.	9,643,075	Ps.	145,136	Ps.	57,644,749
Inter-segment net sales	196,857		586,733		—		1,128,926		(1,912,516)		—
Operating income (loss)	946,806		1,770,725		674,068		(183,752)		130,614		3,338,461
Depreciation and amortization	1,004,467		356,171		135,335		323,051		(76,302)		1,742,722

Total assets	16,860,083		11,618,882		6,430,234		10,460,321		(826,902)		44,542,618
Investment in associates	—		—		—		143,700		—		143,700
Total liabilities	7,074,787		3,451,518		3,021,882		3,919,903		9,361,744		26,829,834
Expenditures for fixed assets	858,475		238,958		43,058		404,051		133,762		1,678,304

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

Segment information as of and for the year ended December 31, 2010:

	Corn flour and packaged tortilla division (United States and Europe)		Corn flour division (Mexico)		Corn flour, wheat flour and other products (Venezuela)		Other segments		Eliminations and corporate expenses		Total
Net sales to external customers	Ps.	21,444,929	Ps.	11,434,119	Ps.	5,381,849	Ps.	7,947,115	Ps.	24,442	Ps.	46,232,454
Inter-segment net sales	66,997		418,647		—		981,806		(1,467,450)		—
Operating income (loss)	1,303,038		1,146,697		(26,200)		(70,558)		(302,962)		2,050,015
Depreciation and amortization	880,457		365,179		112,399		245,252		(100,753)		1,502,534

Total assets	13,757,697		10,276,449		3,983,891		8,627,963		2,281,394		38,927,394
Investment in associates	—		—		—		140,505		4,295,896		4,436,401
Total liabilities	6,165,517		2,680,233		2,095,555		4,189,938		13,073,877		28,205,120
Expenditures for fixed assets	522,741		174,680		84,752		205,917		20,101		1,008,191

A summary of information by geographic segment for the years ended December 31, 2012, 2011 and 2010 is presented below:

	2012		%	2011		%	2010		%
Net sales to external customers:
United States and Europe	Ps.	26,900,883	42	Ps.	23,900,928	41	Ps.	21,444,929	46
Mexico	22,269,740		35	19,870,195		34	15,539,076		34
Venezuela	9,907,182		15	9,156,603		16	5,381,849		12
Central America	3,368,693		5	3,180,155		6	2,765,134		6
Asia and Oceania	1,870,134		3	1,536,868		3	1,101,466		2
	Ps.	64,316,632	100	Ps.	57,644,749	100	Ps.	46,232,454	100

Capital expenditures:
United States and Europe	Ps.	1,630,227	59	Ps.	858,475	51	Ps.	522,741	52
Mexico	839,736		30	470,977		28	329,863		33
Venezuela	191,478		7	43,058		3	84,752		8
Central America	70,078		2	88,508		5	43,477		4
Asia and Oceania	53,068		2	217,286		13	27,358		3
	Ps.	2,784,587	100	Ps.	1,678,304	100	Ps.	1,008,191	100

Identifiable assets
United States and Europe	Ps.	17,600,503	36	Ps.	16,860,083	38	Ps.	13,757,697	35
Mexico	18,695,391		38	15,052,360		34	16,480,632		43
Venezuela	7,087,569		14	6,430,234		14	3,983,891		10
Central America	2,376,482		5	2,408,555		5	1,928,120		5
Asia and Oceania	3,700,457		7	3,791,386		9	2,777,054		7
	Ps.	49,460,402	100	Ps.	44,542,618	100	Ps.	38,927,394	100

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

8. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include:

	At December 31, 2012		At December 31, 2011

Cash at bank	Ps.	1,245,911	Ps.	1,161,899
Short-term investments (less than 3 months)	41,457		17,752
	Ps.	1,287,368	Ps.	1,179,651

9. ACCOUNTS RECEIVABLE

Accounts receivable comprised the following:

	At December 31, 2012		At December 31, 2011

Trade accounts and notes receivable	Ps.	6,530,563	Ps.	6,434,327
Employees	26,339		31,628
Recoverable value-added tax	485,608		368,239
ASERCA receivables (Note 6)	—		321,958
Other debtors	374,249		287,168
Allowance for doubtful accounts	(368,234)		(316,112)
	Ps.	7,048,525	Ps.	7,127,208

The age analysis of accounts receivable is as follows:

					Past due balances
	Total		Not past due date balances		1 to 120 days		121 to 240 days		More than 240 days
Accounts receivable	Ps.	7,416,759	Ps.	4,525,500	Ps.	2,252,425	Ps.	188,609	Ps.	450,225
Allowance for doubtful accounts	(368,234)		—		(119,800)		(57,260)		(191,174)
Total at December 31, 2012	Ps.	7,048,525	Ps.	4,525,500	Ps.	2,132,625	Ps.	131,349	Ps.	259,051

			Not past due		Past due balances
	Total		date balances		1 to 120 days		121 to 240 days		More than 240 days
Accounts receivable	Ps.	7,443,320	Ps.	4,635,346	Ps.	2,174,062	Ps.	255,623	Ps.	378,289
Allowance for doubtful accounts	(316,112)		—		(31,130)		(48,289)		(236,693)
Total at December 31, 2011	Ps.	7,127,208	Ps.	4,635,346	Ps.	2,142,932	Ps.	207,334	Ps.	141,596

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

For the years ended December 31, 2012 and 2011, the movements on the allowance for doubtful accounts are as follows:

	2012		2011
Beginning balance	Ps.	(316,112)	Ps.	(290,379)
Allowance for doubtful accounts	(116,240)		(130,885)
Receivables written off during the year	54,610		117,254
Exchange differences	9,508		(12,102)
Ending balance	Ps.	(368,234)	Ps.	(316,112)

10. INVENTORIES

Inventories consisted of the following:

	At December 31, 2012		At December 31, 2011
Raw materials, mainly corn and wheat	Ps.	9,513,318	Ps.	7,987,448
Finished products	1,018,452		917,014
Materials and spare parts	1,346,546		1,284,953
Production in process	220,439		149,714
Advances to suppliers	416,487		194,297
Inventory in transit	466,700		167,405
Raw material loans (1)	402,048		—
	Ps.	13,383,990	Ps.	10,700,831

(1)         It is the total amount pending to recover as of December 31, 2012, due to physical loans of grains to government companies in Venezuela, which is expected to recover during 2013.

For the years ended December 31, 2012, 2011 and 2010, the cost of raw materials consumed and the changes in the inventories of production in process and finished goods, recognized as cost of sales amounted to Ps.31,479,110, Ps.34,374,608 and Ps.26,697,273, respectively.

For the years ended December 31, 2012, 2011 and 2010, the Company recognized Ps.97,464, Ps.76,086 and Ps.62,964, respectively, for inventory that was damaged, slow-moving and obsolete.

11. LONG-TERM NOTES AND ACCOUNTS RECEIVABLE

Long-term notes and accounts receivable are as follows:

	At December 31, 2012		At December 31, 2011
Long-term recoverable asset tax	Ps.	—	Ps.	209,940
Long-term notes receivable from sale of tortilla machines	199,925		189,044
Prepaid rent deposits.	98,792		111,396
Guarantee deposits	29,324		38,827
Long-term recoverable value-added tax	6,716		35,019
Other	12,187		42,648
	Ps.	346,944	Ps.	626,874

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

At December 31, 2012 and 2011 long-term notes receivable are denominated in pesos, maturing from 2014 to 2017 and bearing an average interest rate of 16.5% for both years.

12. INVESTMENT IN ASSOCIATES

At December 31, 2012 and 2011, investment in common stock of associated companies consisted of an investment in Valores Azteca and Harinera de Monterrey, S.A. de C.V., which produces wheat flour and related products in Mexico.

At December 31, 2012, Valores Azteca, an associate of GRUMA, has 9.66% of the outstanding shares of the Company. Valores Azteca has assets amounting to Ps.1,094,016, no liabilities as of December 31, 2012 and for the year ended December 31, 2012, has no revenues and reported a net profit of Ps.107,963. Valores Azteca does not perform any operation or activity besides owning the shares of GRUMA. Derived from the multiple transactions completed on December 14, 2012, see Note 3, the Company acquired 45% of the outstanding shares of Valores Azteca.

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

Until the date of GFNorte’s sale, the Company had significant influence over this associate due to its representation on the Board of Directors of GFNorte through the Company’s principal shareholder.

Investment in associates is comprised of the following:

	At December 31, 2012		At December 31, 2011

Valores Azteca, S.A. de C.V.	Ps.	1,009,863	Ps.	—
Harinera de Monterrey, S.A. de C.V.	146,388		143,700
	Ps.	1,156,251	Ps.	143,700

The percentage of interest held in associates is:

	At December 31, 2012	At December 31, 2011

Valores Azteca, S.A. de C.V.	45%	—
Harinera de Monterrey, S.A. de C.V.	40%	40%

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

13. PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment for the years ended December 31, 2012 and 2011 were as follows:

	Land and buildings		Machinery and equipment		Leasehold improvements		Construction in progress		Total
At January 1, 2011
Cost	Ps.	7,876,090	Ps.	24,962,403	Ps.	943,548	Ps.	480,133	Ps.	34,262,174
Accumulated depreciation	(2,405,289)		(13,493,470)		(433,242)		—		(16,332,001)
Net book value	Ps.	5,470,801	Ps.	11,468,933	Ps.	510,306	Ps.	480,133	Ps.	17,930,173

For the year ended December 31, 2011
Opening net book value	Ps.	5,470,801	Ps.	11,468,933	Ps.	510,306	Ps.	480,133	Ps.	17,930,173
Exchange differences	610,538		1,486,807		74,047		93,434		2,264,826
Additions	148,380		636,835		12,730		880,359		1,678,304
Disposals	(8,607)		(90,945)		(175)		(22,531)		(122,258)
Depreciation charge	(198,856)		(1,217,848)		(71,244)		—		(1,487,948)
Transfers (1)	63,064		610,568		48,011		(721,643)		—
Acquisitions through business combinations	82,928		169,663		—		592		253,183
Impairment	(647)		—		—		—		(647)
Closing net book value	Ps.	6,167,601	Ps.	13,064,013	Ps.	573,675	Ps.	710,344	Ps.	20,515,633

At December 31, 2011
Cost	Ps.	8,914,511	Ps.	28,427,554	Ps.	1,043,612	Ps.	710,344	Ps.	39,096,021
Accumulated depreciation	(2,746,910)		(15,363,541)		(469,937)		—		(18,580,388)
Net book value	Ps.	6,167,601	Ps.	13,064,013	Ps.	573,675	Ps.	710,344	Ps.	20,515,633

For the year ended December 31, 2012
Opening net book value	Ps.	6,167,601	Ps.	13,064,013	Ps.	573,675	Ps.	710,344	Ps.	20,515,633
Exchange differences	(70,181)		(301,221)		(32,672)		(91,446)		(495,520)
Additions	85,874		815,259		43,036		1,840,418		2,7849,587
Disposals	(1,488)		(244,407)		(16,679)		(980)		(263,554)
Depreciation charge	(205,843)		(1,327,101)		(86,654)		—		(1,619,598)
Transfers (1)	8,884		902,720		143,666		(1,055,270)		—
Impairment	—		(4,014)		—		—		(4,014)
Closing net book value	Ps.	5,984,847	Ps.	12,905,249	Ps.	624,372	Ps.	1,403,066	Ps.	20,917,534

At December 31, 2012
Cost	Ps.	8,908,549	Ps.	28,915,146	Ps.	1,152,567	Ps.	1,403,066	Ps.	40,379,328
Accumulated depreciation	(2,923,702)		(16,009,897)		(528,195)		—		(19,461,794)
Net book value	Ps.	5,984,847	Ps.	12,905,249	Ps.	624,372	Ps.	1,403,066	Ps.	20,917,534

(1)                   Transfers correspond to capitalizations of construction in progress.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

For the years ended December 31, 2012, 2011 and 2010, depreciation expense was recognized as follows:

	2012		2011		2010

Cost of sales	Ps.	1,282,831	Ps.	1,195,318	Ps.	1,146,514
Selling and administrative expenses	336,767		292,630		266,370
	Ps.	1,619,598	Ps.	1,487,948	Ps.	1,412,884

At December 31, 2012 and 2011, property, plant and equipment included idle assets with a carrying value of approximately Ps.842,992 and Ps.1,072,382, respectively, resulting from the temporary shut-down of the productive operations of various plants in Mexico, the United States and Venezuela, mainly in the corn flour division in Mexico and packaged tortilla division in the United States.

For the years ended December 31, 2012 and 2011, the Company recognized impairment losses on fixed assets by Ps.4,014 and Ps.647, respectively, within “Other expenses”.

The impairment loss in 2012 amounting to Ps.4,014 referred to Gruma Seaham, Ltd, which is part of the segment “Corn flour and packaged tortilla division (United States and Europe)”. This impairment loss reflects a decrease in the recoverable value of fixed assets of this CGU due to its continued operating losses.

The Company recognized equipment under finance lease arrangements that are described in Note 26-B.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

14. INTANGIBLE ASSETS

Changes in intangible assets for the years ended December 31, 2012 and 2011 were as follows:

	Intangible assets acquired										Internally
	Goodwill		Covenants not to compete		Patents and trade- marks		Customer lists		Software for internal use		generated intangible assets and others		Total
At January 1, 2011
Cost	Ps.	2,148,699	Ps.	461,126	Ps.	107,471	Ps.	93,719	Ps.	563,328	Ps.	67,606	Ps.	3,441,949
Accumulated amortization	—		(329,155)		(66,211)		(49,137)		(534,020)		(56,989)		(1,035,512)
Net book value	Ps.	2,148,699	Ps.	131,971	Ps.	41,260	Ps.	44,582	Ps.	29,308	Ps.	10,617	Ps.	2,406,437

For the year ended December 31, 2011
Opening net book value	Ps.	2,148,699	Ps.	131,971	Ps.	41,260	Ps.	44,582	Ps.	29,308	Ps.	10,617	Ps.	2,406,437
Exchange differences	214,138		2,587		8,710		12,652		6,829		13,457		258,373
Additions	—		—		18		—		3,841		18,865		22,724
Disposals	—		—		—		—		73		(14,607)		(14,534)
Amortization	—		(24,905)		(8,738)		(8,719)		(6,715)		(7,889)		(56,966)
Additions through business combinations	344,643		16,156		22,458		46,562		292		1,107		431,218
Impairment	(92,893)		—		—		—		—		—		(92,893)
Closing net book value	Ps.	2,614,587	Ps.	125,809	Ps.	63,708	Ps.	95,077	Ps.	33,628	Ps.	21,550	Ps.	2,954,359

At December 31, 2011
Cost	Ps.	2,614,587	Ps.	480,098	Ps.	147,577	Ps.	158,516	Ps.	640,799	Ps.	77,166	Ps.	4,118,743
Accumulated amortization	—		(354,289)		(83,869)		(63,439)		(607,171)		(55,616)		(1,164,384)
Net book value	Ps.	2,614,587	Ps.	125,809	Ps.	63,708	Ps.	95,077	Ps.	33,628	Ps.	21,550	Ps.	2,954,359

For the year ended December 31, 2012
Opening net book value	Ps.	2,614,587	Ps.	125,809	Ps.	63,708	Ps.	95,077	Ps.	33,628	Ps.	21,550	Ps.	2,954,359
Exchange differences	(118,552)		(1,071)		(4,122)		1,170		3,034		(3,241)		(122,782)
Additions	9,804		—		23		—		4,400		2,938		17,165
Disposals	—		—		—		—		(496)		(6,091)		(6,587)
Amortization	—		(31,979)		(10,554)		(12,211)		(5,022)		(6,945)		(66,711)
Closing net book value	Ps.	2,505,839	Ps.	92,759	Ps.	49,055	Ps.	84,036	Ps.	35,544	Ps.	8,211	Ps.	2,775,444

At December 31, 2012
Cost	Ps.	2,505,839	Ps.	478,820	Ps.	137,370	Ps.	146,260	Ps.	667,243	Ps.	72,134	Ps.	4,007,666
Accumulated amortization	—		(386,061)		(88,315)		(62,224)		(631,699)		(63,923)		(1,232,222)
Net book value	Ps.	2,505,839	Ps.	92,759	Ps.	49,055	Ps.	84,036	Ps.	35,544	Ps.	8,211	Ps.	2,775,444

At December 31, 2012 and 2011, except for goodwill, the Company does not have indefinite-lived intangible assets.

For the years ended December 31, 2012, 2011 and 2010, amortization expense of intangible assets amounted to Ps.66,711, Ps.56,966 and Ps.54,380, respectively, which were recognized in the income statement as selling and administrative expenses.

Research and development costs of Ps.136,826, Ps.91,011 and Ps.76,604 were recognized in the income statement for the years ended December 31, 2012, 2011 and 2010, respectively.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

Goodwill acquired in business combinations is allocated at acquisition date to the cash-generating units (CGU) that are expected to benefit from the synergies of the business combinations. The carrying values of goodwill allocated to the CGU or a group of CGU are as follows:

Cash-generating unit	At December 31, 2012		At December 31, 2011

Mission Foods Division (1)	Ps.	798,768	Ps.	856,474
Gruma Seaham Ltd (2)	322,660		339,222
Gruma Corporation	212,765		212,765
Rositas Investments Pty, Ltd (2)	199,062		209,709
Semolina, A.S (2)	182,366		189,494
Gruma Holding Netherlands B.V (1)	122,451		120,877
Agroindustrias Integradas del Norte, S.A. de C.V (3)	115,099		115,099
Altera LLC (2)	95,617		99,149
Grupo Industrial Maseca, S.A.B. de C.V.	98,622		98,622
NDF Azteca Milling Europe SRL (2)	86,757		93,614
Azteca Milling, L.P (1)	70,866		75,986
Solntse Mexico (2)	69,499		72,269
Gruma Centroamérica (2)	51,207		51,207
Molinos Azteca de Chiapas, S.A. de C.V (3)	28,158		28,158
Harinera de Yucatán, S.A. de C.V (3)	18,886		18,886
Harinera de Maíz de Mexicali, S.A. de C.V (3)	17,424		17,424
Molinos Azteca, S.A. de C.V (3)	8,926		8,926
Harinera de Maíz de Jalisco, S.A. de C.V (3)	6,706		6,706
	Ps.	2,505,839	Ps.	2,614,587

(1) Subsidiary of Gruma Corporation

(2) Subsidiary of Gruma International Foods, S.L.

(3) Subsidiary of Grupo Industrial Maseca, S.A.B. de C.V.

In 2012 and 2011, the after-tax discount rates and growth rates in perpetuity used by the Company for determining the discounted cash flows of the CGU with the main balances of goodwill are the following:

	Discount rates		Growth rates
Cash-generating unit	2012	2011	2012	2011
Mission Foods Division	6.0%	8.9%	2.5%	2.5%
Gruma Seaham	7.7%	7.0%	2.5%	2.5%
Gruma Corporation	6.0%	8.9%	2.5%	2.5%
Rositas Investment PTY, LTD.	7.9%	7.2%	3.0%	3.0%
Gruma Holding Netherlands B.V.	8.6%	7.1%	1.85%	1.85%
Agroindustrias Integradas del Norte, S.A. de C.V.	7.8%	8.4%	2.5%	2.5%
Semolina A.S.	8.5%	—	2.5%	—

With respect to the determination of the CGU’s value in use, the Company’s management considered that a reasonably possible change in the key assumptions used, will not cause that the CGU’s carrying value to materially exceed their value in use.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

For the year ended December 31, 2011, the Company recognized impairment losses on goodwill by Ps.92,893, within “Other expenses”. The impairment loss recognized in 2011 referred to the CGU of Gruma Holding Netherlands B.V. and Gruma Seaham Ltd., which are part of the segment “Corn flour and packaged tortilla division (United States and Europe)”. This impairment loss reflected a decrease in the recoverable value of these CGU due to its continuous operating losses.

15. DEFERRED TAX ASSETS AND LIABILITIES

A) COMPONENTS OF DEFERRED TAX

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	At December 31, 2012		At December 31, 2011
Deferred tax asset:
To be recovered after more than 12 months	Ps.	(314,866)	Ps.	(124,760)
To be recovered within 12 months	(334,329)		(189,376)
	(649,195)		(314,136)
Deferred tax liability:
To be recovered after more than 12 months	4,225,367		3,782,501
To be recovered within 12 months	—		55,815
	4,225,367		3,838,316
Deferred tax liability, net	Ps.	3,576,172	Ps.	3,524,180

The principal components of deferred tax assets and liabilities are summarized as follows:

	(Asset) Liability
	At December 31, 2012		At December 31, 2011
Net operating loss carryforwards and other tax credits	Ps.	(686,260)	Ps.	(326,954)
Customer advances	(3,722)		(163)
Allowance for doubtful accounts	(4,637)		(14,791)
Provisions and accrued liabilities	(799,140)		(672,821)
Recoverable asset tax	—		(11,023)
Other	(102,387)		(133,411)
Deferred tax asset	(1,596,146)		(1,159,163)

Property, plant and equipment	2,075,116		2,060,121
Prepaid expenses	3,782		4,999
Inventories	38,458		63,104
Intangible assets and others	322,962		277,414
Investment in associates	407,958		494,137
Derivative financial instruments	125,938		—
Other	8,792		86,682
	2,983,006		2,986,457
Tax consolidation effect	2,189,312		1,696,886
Deferred tax liability	5,172,318		4,683,383
Net provision for deferred taxes	Ps.	3,576,172	Ps.	3,524,180

At December 31, 2012, the Company did not recognize a deferred income tax asset of Ps.3,328,993 for tax loss carryforwards, since sufficient evidence was not available to determine that these tax loss carryforwards will be realizable during their amortization period. These tax losses expire in the year 2022.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

The changes in the temporary differences during the year were as follows:

Balance at January 1, 2012	Recognized in income	Recognized in other compre- hensive income	Reclassifi- cations	Foreign currency translation	Balance at December 31, 2012
Net operating loss carryforwards and other tax credits	Ps.	(326,954)	Ps.	(371,818)	Ps.	—	Ps.	—	Ps.	12,512	Ps.	(686,260)
Customer advances	(163)	(3,559)	—	—	—	(3,722)
Allowance for doubtful accounts	(14,791)	11,810	—	(35)	(1,621)	(4,637)
Provisions and accrued liabilities	(672,821)	109,869	(53,504)	—	(182,684)	(799,140)
Recoverable asset tax	(11,023)	11,023	—	—	—	—
Others	(133,411)	25,955	—	(160)	5,229	(102,387)
Deferred tax asset	(1,159,163)	(216,720)	(53,504)	(195)	(166,564)	(1,596,146)

Property, plant and equipment	2,060,121	(78,339)	25,628	(930)	68,636	2,075,116
Prepaid expenses	4,999	(1,217)	—	—	—	3,782
Inventories	63,104	(25,977)	1,566	—	(235)	38,458
Intangible assets and others	277,414	67,077	—	312	(21,841)	322,962
Investment in associates	494,137	25,097	—	(77,930)	(33,346)	407,958
Derivative financial instruments	—	—	125,938	—	—	125,938
Others	86,682	54,210	14,702	(431)	(146,371)	8,792
2,986,457	40,851	167,834	(78,979)	(133,157)	2,983,006
Tax consolidation effect	1,696,886	492,426	—	—	—	2,189,312
Deferred tax liability	4,683,343	533,277	167,834	(78,979)	(133,157)	5,172,318
Net provision for deferred taxes	Ps.	3,524,180	Ps.	316,557	Ps.	114,330	Ps.	(79,174)	Ps.	(299,721)	Ps.	3,576,172

Balance at January 1, 2011	Recognized in income	Recognized in other comprehen- sive income	Foreign currency translation	Balance at December 31, 2011
Net operating loss carryforwards and other tax credits	Ps.	(1,644,733)	Ps.	1,342,088	Ps.	53	Ps.	(24,362)	Ps.	(326,954)
Customer advances	(154)	(125)	—	116	(163)
Allowance for doubtful accounts	(15,360)	1,260	(1)	(690)	(14,791)
Provisions and accrued liabilities	(541,729)	(59,614)	(11,724)	(59,754)	(672,821)
Recoverable asset tax	(15,417)	4,394	—	—	(11,023)
Others	(98,186)	(30,973)	—	(4,252)	(133,411)
Deferred tax asset	(2,315,579)	1,257,030	(11,672)	(88,942)	(1,159,163)

Property, plant and equipment	1,959,515	(8,368)	297	108,677	2,060,121
Prepaid expenses	39,895	(37,779)	—	2,883	4,999
Inventories	88,905	(28,839)	—	3,038	63,104
Intangible assets and others	194,118	44,885	—	38,411	277,414
Investment in associates	1,054,891	(620,090)	—	59,336	494,137
Others	1,292	32,573	(8,933)	61,750	86,682
3,338,616	(617,618)	(8,636)	274,095	2,986,457
Tax consolidation effect	1,534,650	162,914	(678)	—	1,696,886
Deferred tax liability	4,873,266	(454,704)	(9,314)	274,095	4,683,343
Net provision for deferred taxes	Ps.	2,557,686	Ps.	802,327	Ps.	(20,986)	Ps.	185,153	Ps.	3,524,180

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

B) TAX LOSS CARRYFORWARDS

At December 31, 2012, the Company had tax loss carryforwards which amounted to approximately Ps.12,190,892. Based on projections prepared by the Company’s management of expected future taxable income, it has been determined that only tax losses for an amount of Ps.211,960 will be used. Therefore, the Company did not recognize a deferred tax asset for the difference. Tax losses that will be used have the following expiration dates:

Year	Amount
2013	Ps.	8,507
2014	5,432
2015	4,389
2016	4,646
2017 to 2022	188,986
Total	Ps.	211,960

C) UNCERTAIN TAX POSITIONS

At December 31, 2012 and 2011, the Company recognized a liability for uncertain tax positions of Ps.38,688 and Ps.41,264, respectively, excluding interest and penalties, and it is included in Other non-current liabilities. The following table presents a reconciliation of the Company’s uncertain tax positions, excluding interest and penalties:

	2012		2011
Uncertain tax positions at beginning of year	Ps.	42,816	Ps.	40,511
Translation adjustment of the initial balance	(1,552)		(4,646)
Increase as result of uncertain tax positions taken in the year	5,217		9,347
Settlements	—		(851)
Reductions due to a lapse of the statute of limitations	(7,793)		(3,097)
Uncertain tax positions at end of year	Ps.	38,688	Ps.	41,264

It is expected that the amount of uncertain tax positions will change in the next 12 months; however, the Company does not expect the change to have a significant impact on its consolidated financial position or results of operations. The Company had accrued interest and penalties of approximately Ps.3,305 and Ps.3,572 related to uncertain tax positions for fiscal 2012 and 2011, respectively.

D) TAX EFFECTS FROM OTHER COMPREHENSIVE INCOME

Deferred taxes related to other comprehensive income are comprised of:

	At December 31, 2012		At December 31, 2011		At December 31, 2010
Foreign currency translation adjustments	Ps.	(825)	Ps.	(8,583)	Ps.	(24,724)
Actuarial gains and losses	(10,783)		(11,725)		—
Cash flow hedges	125,938		—		—
Other movements	—		(678)		(781)
Total	Ps.	114,330	Ps.	(20,986)	Ps.	(25,505)

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

E) TAX CONSOLIDATION

Gruma, S.A.B. de C.V. is authorized to determine income tax under the tax consolidation regime, together with its subsidiaries in Mexico, according to the authorization of Ministry of Finance and Public Credit on July 14, 1986, under what is stated in the applicable Law.

In 2012, the Company determined a consolidated tax profit of Ps.1,575,575. As of December 31, 2012, the Company did not have consolidated tax loss carryforwards. The consolidated tax result differs from the accounting result, mainly in such items taxed and deducted during different timing for accounting and tax purposes, from the recognition of the inflation effects for tax purposes, as well as such items only affecting either the consolidated accounting or taxable income.

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

At December 31, 2012, the liability arising from the aforementioned changes in the Income Tax Law amounted to Ps.2,248,365 and is estimated to be incurred as follows:

	Year of payment
	2013		2014		2015		2016		2017 and thereafter		Total
Tax losses	Ps.	58,339	Ps.	146,748	Ps.	205,277	Ps.	286,098	Ps.	1,550,475	Ps.	2,246,973
Special consolidation items	206		206		—		—		—		412
Dividends distributed by the subsidiaries not paid from CUFIN or reinvested CUFIN	508		508		—		—		—		1,016
Total	Ps.	59,053	Ps.	147,462	Ps.	205,277	Ps.	286,098	Ps.	1,550,475	Ps.	2,248,365

The Company, through time, has been recognizing a tax liability compensated with income tax from tax loss carryforwards. At December 31, 2012, income tax payable with defined payment dates was classified in the statement of financial position as short and long-term income tax payable for Ps.59,053 and Ps.102,088, respectively. In addition, the remaining liability, for which a settlement date has not yet determined in accordance with the requirements of the Income Tax Law, was included as a component of the deferred income taxes.

16. DEBT

Debt is summarized as follows:

Short-term:

	At December 31, 2012		At December 31, 2011
Bank loans	Ps.	7,929,276	Ps.	1,577,873
Current portion of long-term bank loans	69,414		43,572
Current portion of financing lease liabilities	20,073		11,762
	Ps.	8,018,763	Ps.	1,633,207

Long-term:

	At December 31, 2012		At December 31, 2011
Bank loans	Ps.	8,207,700	Ps.	7,533,828
Perpetual notes	3,695,579		3,960,333
Financing lease liabilities	38,916		33,283
	Ps.	11,942,195	Ps.	11,527,444
Current portion of long-term bank loans	(69,414)		(43,572)
Current portion of financing lease liabilities	(20,073)		(11,762)
	Ps.	11,852,708	Ps.	11,472,110

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

The terms, conditions and carrying values of debt are as follows:

Currency	Interest rate	Maturity date	At December 31, 2012	At December 31, 2011
Perpetual notes	USD	7.75%	(a)	Ps.	3,695,579	Ps.	3,960,333
Revolving credit	USD	LIBOR + 1.375%	2016	2,119,580	1,858,098
Revolving credits	USD	LIBOR + 1.75%	2016	1,626,264	1,046,250
Syndicated loan	Pesos	TIIE + 1.5%	2015-2018	1,193,080	1,189,919
Credit	USD	LIBOR + 1.75%	2014-2016	1,936,138	2,071,783
Credit	USD	LIBOR + 1.75%	2016	642,887	693,296
Credit	USD	2.87% - 7.5%	2013	791,012	773,142
Credit	Pesos	7.41% - 8.14%	2016	84,794	70,301
Credit	Bolivars	8.0% and 13.0%	2010-2012	—	279,813
Credit	Euros	1.8% - 2.2%	2013	32,327	50,617
Credit	USD	LIBOR + 2%	2013	6,895	7,394
Credit	USD	4.8%	2013	9,273	—
Credit	Liras	10.65%	2013	133,925	—
Credit	Pesos	TIIE + 1.5%	2015-2018	598,062	596,786
Credits	USD	LIBOR + 3%	2013	3,997,068	—
Credit	USD	LIBOR + 3%	2013	1,292,671	—
Credits	Pesos	6.16% - 7.65%	2013	1,673,000	—
Credits	USD	LIBOR + 2%	2012	—	474,302
Financing lease liability	Euros	3.99%	2013-2017	17,977	—
Financing lease liability	Pesos	13.02%	2013-2014	20,939	33,283
Total	Ps.	19,871,471	Ps.	13,105,317

(a)  Redeemable starting 2009 at the Company’s option.

At December 31, 2012 and 2011, short-term debt bore interest at an average rate of 4.12% and 4.34%, respectively. At December 31, 2012, 2011 and 2010, interest expense included interest related to debt amounting Ps.824,318, Ps.965,128 and Ps.1,391,631, respectively.

At December 31, 2012, the annual maturities of long-term debt outstanding were as follows:

Year	Amount
2014	Ps.	351,896
2015	422,795
2016	5,858,444
2017	812,849
2018 and thereafter	4,406,724
Total	Ps.	11,852,708

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

To carry out the transaction of the Equity Interests, as mentioned in Note 3 “Acquisition of non-controlling interest of Archer-Daniels-Midland in Gruma and certain subsidiaries”, GRUMA obtained bridge loan facilities with maturity dates of up to a year for a total amount of Ps.5,103,360 (U.S.$400 million), lent by Goldman Sachs Bank USA, Banco Santander and Banco Inbursa (the “Short-Term Loan Facilities”), and used Ps.637,920 (U.S.$50 million) of Gruma Corporation’s revolving syndicated long term credit facility with Bank of America, which matures in 2016. For the execution of the Short-Term Loan Facilities, GRUMA’s permitted leverage ratios established under the loan facilities were increased to allow GRUMA to increase its leverage as a result of the obtainment of the Short-Term Loan Facilities.

The Company has credit line agreements for Ps.5,529 million (U.S.$425 million), from which Ps.1,123 million (U.S.$86.3 million) are available as of December 31, 2012. These credit line agreements require a quarterly payment of a commitment fee ranging from 0.2% to 1.2% over the unused amounts.

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

•            Leverage ratio, defined as the ratio of total consolidated indebtedness (as described in the credit agreements) to consolidated EBITDA, should be as follows:

Period	Leverage ratio
From June 15, 2011 to December 7, 2012	No greater than 3.50 to 1.00
From December 8, 2012 to September 30, 2013	No greater than 4.75 to 1.00
From October 1, 2013 to September 30, 2014	No greater than 4.50 to 1.00
From October 1, 2014 to September 30, 2015	No greater than 4.00 to 1.00
From October 1, 2015 and thereafter	No greater than 3.50 to 1.00

At December 31, 2012, the Company was in compliance with the financial covenants, as well as with the delivery of the required financial information.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

17. PROVISIONS

The movements of provisions are as follows:

	Labor provisions		Restoration provision		Tax provision		Unregulated labor security obligations		Subtotal
Balance at January 1, 2011	Ps.	200,182	Ps.	71,754	Ps.	10,751	Ps.	27,698	Ps.	310,385
Charge (credit) to income:
Additional provisions	157,324		31,148		6,048		15,892		210,412
Unused amounts reversed	—		—		(488)		—		(488)
Used during the year	(72,696)		—		(1,523)		—		(74,219)
Exchange differences	31,751		12,995		1,830		3,588		50,164
Balance at December 31, 2011	316,561		115,897		16,618		47,178		496,254
Charge (credit) to income:
Additional provisions	31,913		32,558		5,660		—		70,131
Unused amounts reversed	(355)		948		—		(43,575)		(42,982)
Used during the year	(90,919)		(12,739)		(50)		—		(103,708)
Exchange differences	(20,618)		(8,005)		(996)		(2,533)		(32,152)
Balance at December 31, 2012	Ps.	236,582	Ps.	128,659	Ps.	21,232	Ps.	1,070	Ps.	387,543

Of which current	Ps.	96,673	Ps.	—	Ps.	—	Ps.	1,070	Ps.	97,743
Of which non-current	139,909		128,659		21,232		—		289,800

	Subtotal		Provision for operating plant closure expenditures		Other		Total
Balance at January 1, 2011	Ps.	310,385	Ps.	19,681	Ps.	88	Ps.	330,154
Charge (credit) to income:
Additional provisions	210,412		—		4,604		215,016
Unused amounts reversed	(488)		—		—		(488)
Used during the year	(74,219)		(7,256)		(99)		(81,574)
Exchange differences	50,164		2,550		8		52,722
Balance at December 31, 2011	496,254		14,975		4,601		515,830
Charge (credit) to income:
Additional provisions	70,131		—		—		70,131
Unused amounts reversed	(42,982)		—		—		(42,982)
Used during the year	(103,708)		(13,966)		(4,294)		(121,968)
Exchange differences	(32,152)		(1,009)		(307)		(33,468)
Balance at December 31, 2012	Ps.	387,543	Ps.	—	Ps.	—	Ps.	387,543

Of which current	Ps.	97,743	Ps.	—	Ps.	—	Ps.	97,743
Of which non-current	289,800		—		—		289,800

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

Labor provisions

a. Workers’ compensation

In the United States, when permitted by law, the Company self insures against workers’ compensation claims.  As claims are filed for workers’ compensation, the Company recognizes an obligation to settle these claims. Certain actuarial information is used to estimate the expected outflows of economic resources and projected timing of the settlement of these claims. The discount rate rate applied during 2012 was 2.89%.

Subsidiaries in Venezuela established a provision for labor claims filed against the Company related to work accidents and the payment of certain labor benefits, and to meet the terms of the collective labor contracts that, as of the date hereof, are still being negotiated with workers’ unions.

Likewise, the subsidiary in Italy esablished a provision to meet legal costs arising from labor claims related mainly to work accidents.

b. Legal reserve

The Company’s subsidiaries in the United States have established a provision for the probable settlement of a lawsuit presented by a former employee. Final approval of the settlement was granted by the court on March 26, 2012 with payments of U.S.$2.4 million being submitted by the Company in April 2012.

Restoration provision

In the United States and Europe, the Company has recognized an obligation to remove equipment and leasehold improvements from certain of its leased manufacturing facilities in order to restore the facilities to their original condition, less normal wear and tear as determined by the terms of the lease. The Company has estimated the expected outflows of economic resources associated with these obligations and the probability of possible settlement dates based upon the terms of the lease. These estimates are used to calculate the present value of the estimated expenditures using a pre-tax discount rate and taking into account any specific risks associated with these obligations. The discount rate applied during 2012 was 4.30%.

Tax provision

In Central America, for the periods from 2005 to 2011, tax authorities have lodged tax assessments against the Company for an amount of Ps.24.8 million (971 million colons) in connection with sales and income tax. Based on the criteria of the Company’s management and the opinion of tax consultants hired for the Company´s defense, there is a probability that nearly 50% of the tax assessments will be settled. For this reason, the Company has accrued the necessary amounts to cover the payment of these obligations.

Unregulated labor security obligations

In Venezuela, the Organic Law of Prevention, Conditions and Work Environment (Ley Orgánica de Prevención, Condiciones y Medio Ambiente de Trabajo) establishes the substitution of certain security obligations for other more onerous. This regulation has not been officially released by the Venezuelan government, making it difficult to determine the payment date for this obligation.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

Provision for operating plant closure expenditures

This provision was created to cover all expenses related to the closure of a production plant in Venezuela which was surrendered to a government institution due to the expiration of the lease contract, and to cover any damage to the assets to be returned; however, the legal settlement has yet to be concluded.

Other provisions

Other provisions include estimates due to commitments of the Company in Venezuela including, among others, point of sale promotions to its customers for the exchange of different products, for which it is difficult to determine the specific date to deliver these commitments.

18. OTHER CURRENT LIABILITIES

At December 31, 2012 and 2011, Other current liabilities include employee benefits payable of Ps.1,024,372 and Ps.959,975, respectively.

19. EMPLOYEE BENEFITS OBLIGATIONS

Employee benefits obligations recognized in the balance sheet, by country, were as follows:

Country	At December 31, 2012		At December 31, 2011
Mexico	Ps.	407,781	Ps.	275,799
United States and Europe	85,819		72,247
Venezuela	90,164		22,356
Total	Ps.	583,764	Ps.	370,402

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

The reconciliation between the initial and final balances of the present value of the defined benefit obligations (DBO) is as follows:

	2012		2011
DBO at beginning of the year	Ps.	314,649	Ps.	306,098
Add (deduct):
Current service cost	19,907		17,496
Financial cost	22,296		20,964
Actuarial losses (gains) for the period	111,890		(14,061)
Acquisition/disposal or excision of business	52		—
Benefits paid	(12,103)		(15,848)
DBO at end of the year	Ps.	456,691	Ps.	314,649

At December 31, 2012 and 2011, liabilities relating to vested employee benefits amounted to Ps.260,193 and Ps.193,225, respectively.

The reconciliation between the initial and final balances of the employee benefit plan assets at fair value for the years 2012 and 2011 is shown below:

	2012		2011
Plan assets at fair value at beginning of the year	Ps.	38,850	Ps.	40,264
Add (deduct):
Actual return	—		(184)
Expected return on plan assets	4,085		—
Gain on plan assets	5,975		—
Benefits paid	—		(1,230)
Plan assets at fair value at end of the year	Ps.	48,910	Ps.	38,850

The following table shows the reconciliation between the present value of the defined benefit obligation and the plan assets at fair value, and the projected net liability included in the balance sheet:

	At December 31, 2012		At December 31, 2011
Employee benefit (assets) liabilities:
DBO	Ps.	456,691	Ps.	314,649
Plan assets	(48,910)		(38,850)
Projected net liability	Ps.	407,781	Ps.	275,799

The value of the DBO related to the pension plan amounted to Ps.388,988 and Ps.263,042 at December 31, 2012 and 2011, respectively, while the value of the DBO related to seniority premiums amounted to Ps.67,703 and Ps.51,607, respectively.

At December 31, 2012, 2011 and 2010, the components of net cost comprised the following:

	2012		2011		2010
Current service cost	Ps.	19,907	Ps.	17,496	Ps.	23,435
Financial cost	22,296		20,964		20,441
Estimated return on plan assets	(4,085)		(4,447)		(3,102)
Net cost for the year	Ps.	38,118	Ps.	34,013	Ps.	40,774

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

The net cost for the year 2012, 2011 and 2010 of Ps.38,118, Ps.34,013 and Ps.40,774, respectively, was recognized as follows:

	2012		2011		2010
Cost of sales	Ps.	5,104	Ps.	2,138	Ps.	4,596
Selling and administrative expenses	33,014		31,875		36,178
Net cost for the year	Ps.	38,118	Ps.	34,013	Ps.	40,774

The total amount recognized in other comprehensive income is described below:

	2012		2011
Balance at the beginning of the year	Ps.	4,888	Ps.	18,949
Actuarial losses(gains) that occurred during the year	105,967		(14,061)
Balance at the end of the year	Ps.	110,855	Ps.	4,888

At December 31, 2012 and 2011, plan assets stated at fair value and related percentages with respect to total plan assets were analyzed as follows:

	At December 31, 2012			At December 31, 2011
Equity securities	Ps.	33,748	69%	Ps.	23,692	61%
Fixed rate securities	15,162		31%	15,158		39%
Fair value of plan assets	Ps.	48,910	100%	Ps.	38,850	100%

The Company has a policy of maintaining at least 30% of its trust assets in Mexican Federal Government instruments. Guidelines have been established for the remaining 70% and investment decisions are taken in accordance with these guidelines to the extent market conditions and available funds allow it.

As of December 31, 2012, the funds maintained in plan assets were considered sufficient to face the Company’s short-term needs; therefore, the Company’s management has determined that for the time being there is no need for additional contributions to increase these assets.

The estimated long-term return on assets is based on the annual recommendations issued by the Actuarial Commission of the Mexican Association of Actuaries. These recommendations consider historical information and future market expectations. The actual return on plan assets during the year 2012 was 25.89%.

The main actuarial assumptions used were as follows:

	At December 31, 2012	At December 31, 2011
Discount rate	5.25%	7.75%
Future increase rate in compensation levels	4.50%	4.50%
Estimated return rate on plan assets	5.25%	11.00%
Long-term inflation rate	3.50%	3.50%

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

At December 31 2012 and 2011, the impact in DBO for a decrease of 25 basis points in the discount rate amounts to Ps.7,455 and Ps.4,598, respectively.

The Company does not expect to contribute during the next fiscal year.

B) OTHER COUNTRIES

In the United States, the Company has a savings and investment plan that incorporates voluntary employee 401(k) contributions with matching contributions from the Company in this country. For the years ended December 31, 2012, 2011 and 2010, total expenses related to this plan amounted to Ps.62,340, Ps.54,004 and Ps.49,066, respectively (U.S.$4.7, U.S.$4.3 and U.S.$3.9 million, respectively).

Additionally, the Company has established an unfunded nonqualified deferred compensation plan for a selected group of management and highly compensated employees. The plan is voluntary and allows employees to defer a portion of their salary or bonus in excess of the savings and investment plan limitations. The employees elect investment options and the Company monitors the result of those investments and records a liability for the obligation. For the years ended December 31, 2012, 2011 and 2010, total expenses related to this plan were approximately Ps.6,014, Ps.1,334 and Ps.5,348, respectively (U.S.$0.5, U.S.$0.1 and U.S.$0.4 million, respectively). At December 31, 2012 and 2011, the liability recognized for these items amounted to Ps.77,410 and Ps.72,247, respectively (U.S.$6.0 and U.S.$5.2 million, respectively).

In Venezuela, on May 7, 2012, the New Organic Labor and Workers’ Law (LOTTT) was published in the Official Gazette of the Bolivarian Republic of Venezuela and was effective as of such date. This law established some changes from the previous Organic Law issued on June 19, 1997 and amended on May 6, 2011. The most important changes included: modifications in the method of calculation of some employee benefits such as vacation bonuses, profits, pre and post natal leave, social security benefits and their interests. It also established changes in the lenght of the workday, and introduced concepts as maternity labor stability. Some of the above benefits are also regulated by the collective agreements of the Company in Venezuela, which in many cases, exceeds the issues raised by the new legislation.

The Company’s management has determined that the main effect of the enactment of this law is related with the retroactivity of social security benefits and, through actuarial studies, the Company has estimated the effects on labor provisions and costs. As of December 31, 2012 and 2011, the liability recognized for these items amounted to Ps.90,164 and Ps.22,356, respectively. At December 31, 2012, labor obligations cost amounted to Ps.69,314. The main long-term nominal actuarial assumptions used were as follows:

At December 31, 2012
Discount rate	23%
Future increase rate in compensation levels	25%
Long-term inflation rate	20%

At December 31, 2012, a hypothetical 1% decrease in the discount rate would increase the value of the projected benefits obligation by approximately Ps.5,637.

The estimated cost of the social security benefits for 2013 is approximately Ps.30,559.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

20. EQUITY

A) COMMON STOCK

At December 31, 2012, the Company’s outstanding common stock consisted of 457,315,640 Series “B” shares, with no par value, fully subscribed and paid, which can only be withdrawn with stockholders’ approval, and 107,858,969 shares held in Treasury (563,650,709 shares fully subscribed and paid and 1,532,900 shares held in Treasury at December 31, 2011).

B) RETAINED EARNINGS

In accordance with Mexican Corporate Law, the legal reserve must be increased annually by 5% of annual net profits until it reaches a fifth of the fully paid common stock amount. The legal reserve is included within retained earnings.

Movements in the legal reserve for the years ended December 31, 2012 and 2011 are as follows:

	Amount
Balance at December 31, 2010	Ps.	76,447
Increases during the year	27,095
Balance at December 31, 2011	103,542
Increases during the year	201,089
Balance at December 31, 2012	Ps.	304,631

Dividends paid are not subject to income tax if paid from the Net Tax Profit Account (CUFIN) and will be taxed at a rate that fluctuates between 32% and 35% if they are paid from the reinvested Net Tax Profit Account. Dividends paid that exceed CUFIN and reinvested CUFIN are subject to an income tax payable at a rate of 30% if paid in 2013. The tax is payable by the Company and may be credited against the normal income tax payable by the Company in the year in which the dividends are paid or in the following two years or, if appropriate, against the flat rate tax for the year. Dividends paid from earnings previously taxed are not subject to any withholding or additional tax payment.

C) PURCHASE OF COMMON STOCK

At December 13, 2012 the Shareholders’ Meeting approved to increase the reserve to repurchase the Company’s own shares up to Ps.4,500,000. The maximum amount of proceeds that can be used to purchase the Company’s own shares cannot exceed, in any case, the net earnings of the entity, including retained earnings. The difference between the acquisition cost of the repurchased shares and their stated value, composed of common stock and share premium, is recognized as part of the reserve to repurchase the Company’s own shares, which is included within retained earnings from prior years. The gain or loss on the sale of the Company’s own shares is recorded in retained earnings. As of December 31, 2012, the Company has 107,858,969 of its own shares with a market value of Ps.4,224,836 at that date.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

Movements in the reserve for acquisition of Company’s own shares for the years ended December 31, 2012 and 2011 are as follows:

	Amount
Balances at December 31, 2010 and 2011	Ps.	628,736
Increase in reserve for repurchase of Company’s own shares approved by the Stockholders’ Meeting in December 13, 2012	3,850,000
Acquisition of Strategic Partner’s shares (Note 3)	(4,011,348)
Balance at December 31, 2012	Ps.	467,388

D) FOREIGN CURRENCY TRANSLATION ADJUSTMENTS

Foreign currency translation adjustments consisted of the following as of December 31:

	2012		2011
Balance at beginning of year	Ps.	(76,972)	Ps.	(1,282,185)
Effect of the year from translating net investment in foreign subsidiaries	(455,490)		2,018,314
Exchange differences arising from foreign currency liabilities accounted for as a hedge of the Company’s net investments in foreign subsidiaries	468,381		(813,101)
	Ps.	(64,081)	Ps.	(76,972)

The investment that the Company maintains in its operations in the United States and Europe generated a hedge of up to U.S.$532 and U.S.$478 million at December 31, 2012 and 2011, respectively.

At December 31, 2012 and 2011, the accumulated effect of translating net investment in foreign subsidiaries impacted non-controlling interest in the amounts of Ps.(130,286) and Ps.(143,668), respectively.

21. FINANCIAL INSTRUMENTS

A) FINANCIAL INSTRUMENTS BY CATEGORY

The carrying values of financial instruments by category are presented below:

	At December 31, 2012
	Loans, receivables and liabilities at amortized cost		Financial assets at fair value through profit or loss		Hedge derivatives		Total categories
Financial assets:
Cash and cash equivalents	Ps.	1,287,368	Ps.	—	Ps.	—	Ps.	1,287,368
Derivative financial instruments	—		—		45,316		45,316
Accounts receivable	7,048,525		—		—		7,048,525
Non-current notes and accounts receivable	212,113		—		—		212,113

Financial liabilities:
Current debt	Ps.	8,018,763	Ps.	—	Ps.	—	Ps.	8,018,763
Trade accounts payable	6,307,796		—		—		6,307,796
Derivative financial instruments	—		28,832		—		28,832
Long-term debt	11,852,708		—		—		11,852,708
Contingent payment due to repurchase of the Company’s own shares (Note 3)	—		606,495		—		606,495
Other liabilities (excludes non-financial liabilities)	60,776		—		—		60,776

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

	At December 31, 2011
	Loans, receivables and liabilities at amortized cost		Financial assets at fair value through profit or loss		Hedge derivatives		Total categories
Financial assets:
Cash and cash equivalents	Ps.	1,179,651	Ps.	—	Ps.	—	Ps.	1,179,651
Trading investments	—		140,255		—		140,255
Derivative financial instruments	—		88,537		14,876		103,413
Accounts receivable	7,127,208		—		—		7,127,208
Non-current notes and accounts receivable	515,478		—		—		515,478

Financial liabilities:
Current debt	Ps.	1,633,207	Ps.	—	Ps.	—	Ps.	1,633,207
Trade accounts payable	5,544,105		—		—		5,544,105
Derivative financial instruments	—		46,013		—		46,013
Long-term debt	11,472,110		—		—		11,472,110
Other liabilities (excludes non-financial liabilities)	45,734		—		—		45,734

B) FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, trade accounts payable and other current liabilities approximate their fair value, due to their short maturity. In addition, the net book value of accounts receivable and recoverable taxes represent the expected cash flow to be received.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

The estimated fair value of the Company’s financial instruments is as follows:

	At December 31, 2012
	Carrying amount		Fair value
Assets:
Derivative financial instruments - corn (1)	Ps.	119,275	Ps.	119,275
Long-term notes receivable from sale of tortilla machines	199,925		172,951
Liabilities:
Perpetual bonds in U.S. dollars bearing fixed interest at an annual rate of 7.75%	3,695,579		3,942,060
Short and long-term debt	16,175,892		16,457,069
Contingent payment due to repurchase of the Company’s own shares	606,495		606,495
Derivative financial instruments - other raw materials	28,832		28,832

(1) At December 31, 2012, the balance of derivative financial instruments receivable amounted to Ps.45,316, and is comprised of Ps.119,275 corresponding to the valuation of open positions at the end of the year, and Ps.73,959 corresponding to advances on favorable positions that arise from price changes in the underlying asset that the Company maintains with the third party.

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

C) DERIVATIVE FINANCIAL INSTRUMENTS

At December 31, 2012 derivative financial instruments comprised the following:

		Fair value
Type of contract	Notional amount	Asset		Liability
Corn futures	6,695,000 bushels	Ps.	119,275
Natural gas swaps 2013	1,920,000 Mmbtu			Ps.	28,832

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

At December 31, 2012, open positions of corn and natural gas derivatives were recorded at fair value. The result of the valuation of financial instruments that qualified as hedge accounting represented a gain of Ps.119,275, which was recognized in comprehensive income within equity. Open positions of financial instruments that did not qualify as hedge accounting represented a gain of Ps.17.090 which was recognized in income as other expenses, net (Note 23).

Operations terminated at December 31, 2012 on corn and natural gas derivatives represented a gain of Ps.21,058 which was recognized in income as other expenses, net (Note 23).

Exchange rate derivative financial instruments were recorded at fair value. At December 31, 2012, the Company had no open positions of these instruments. Likewise, operations terminated at December 31, 2012 on these instruments represented a gain of Ps.107,994, which was recognized in income as comprehensive financing cost, net.

At December 31, 2012, the Company had no margin calls, which are required due to price variations of the underlying asset to be applied against payments.

For the year ended December 31, 2012, the Company reclassified the amount of Ps.235,782 from comprehensive income and recognized it as part of inventory. This amount refers to the gain from the closed operations for corn hedges, in which the grain, subject to these hedges, was received. Additionally, the corn hedges terminated during the period and for which no corn has been received, originated a gain of Ps.340,873, which was recognized in comprehensive income.

At December 31, 2011 derivative financial instruments comprised the following:

			Fair value
Type of contract	Notional amount		Asset		Liability

Corn futures	2,090,000	Bushels	Ps.	6,915	Ps.	—
Corn options	2,560,000	Bushels	7,961		—
Natural gas swaps 2012-2013	3,840,000	Mmbtu	—		45,922
Exchange rate forwards	$106,000,000	USD	88,537		—

At December 31, 2011, open positions of corn and natural gas derivatives were recorded at fair value. Financial instruments that qualify as hedge accounting represented a gain of Ps.14,876, which was recognized as comprehensive income in equity. Financial instruments that did not qualify as hedge accounting represented a loss of Ps.40,207, which was recognized in the income statement.

Operations closed at December 31, 2011 on corn and natural gas derivatives represented a loss of Ps.52,626, which were recognized in income.

Exchange rate derivative financial instruments were recorded at fair value. At December 31, 2011, open positions on these instruments represented a gain of approximately Ps.93,400, which was recognized in income for the year. Likewise, operations terminated at December 31, 2011 on exchange rate derivatives represented a gain of Ps.207,250, which was recognized in income.

At December 31, 2011, the Company had no revolving funds denominated “margin calls”, which are required due to price variations of the underlying asset to be applied against payments.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

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

b. Measurement

Assets and liabilities measured at fair value are summarized below:

	At December 31, 2012
	Level 1		Level 2		Level 3		Total
Assets:
Plan assets — seniority premium fund	Ps.	48,910	Ps.	—	Ps.	—	Ps.	48,910
Derivative financial instruments — corn and other raw materials	119,275		—		—		119,275
	Ps.	168,185	Ps.	—	Ps.	—	Ps.	168,185

Liabilities:
Derivative financial instruments — exchange rate	Ps.	—	Ps.	—	Ps.	28,832	Ps.	28,832
Contingent payment due to repurchase of the Company’s own shares	—		—		606,495		606,495
	Ps.	—	Ps.	—	Ps.	635,327	Ps.	635,327

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

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

The table below includes a roll-forward of the balance sheet amounts for the years ended December 31, 2012 and 2011 for financial instruments classified by the Company within Level 3 of the valuation hierarchy. When a determination is made to classify a financial instrument within Level 3, it is due to the use of significant unobservable inputs. However, Level 3 financial instruments typically include, in addition to the unobservable or level 3 components, observable components (that is, components that are actively quoted and can be validated to external sources); accordingly, the gains and losses in the table below include changes in fair value due, in part, to observable factors that are part of the valuation methodology:

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

	Contingent payment due to repurchase of the Company’s own shares		Derivative financial instruments — other raw materials
Beginning balance as of January 1, 2011	Ps.	—	Ps.	—
Losses recognized in the income statement	—		46,013
Ending balance as of December 31, 2011	—		46,013
Gain recognized in the income statement	—		(17,781)
Additional provision	606,495		—
Ending balance as of December 31, 2012	Ps.	606,495	Ps.	28,832

Regarding the contingent payment due to repurchase of the Company’s own shares and as mentioned in Note 3, the Company recognized a contingent payment liability amounting to Ps.606,495 (U.S.$46.6 million), regarding the scenario identified as (i) in that Note. This provision is related to the increase in GRUMA’s shares market price, over the closing price of GRUMA’s shares determined for purposes of the transaction, at the end of a 42-month period.

The contingent payment liability was recognized at fair value, which was determined using discounted future cash flows and a discount rate which represented the average rate of return of bonds issued by companies comparable to GRUMA. Subsequent changes in the fair value of the contingent payment liability will be recognized in the income statement. The Monte Carlo simulation model was used to estimate the future price of the shares; this model includes the expected return and weighted volatility of historical prices of GRUMA’s shares over a period of 42 months.

Significant data used to determine the fair value of the contingent payment liability at December 31, 2012 is as follows:

Weighted volatility of historical prices of GRUMA’s shares	29.78%
Weighted average price of GRUMA’s shares (simulated)	Ps.58.79 per share
Forward exchange rate	Ps.14.65 per dollar
Discount rate	7.30%

An increase or decrease of 10% in the disccount rate used for the calculation of fair value, would result in an effect of Ps.12,100.

Regarding the measurement of the fair value of the other Level 3 financial instruments, for the years 2012 and 2011, the Company’s management believes that a possible reasonable change in unobservable assumptions would not cause a variation where the fair value can materially exceed the book value. For the Company, the unobservable input included in the valuation of the other Level 3 financial instruments, refers solely to the Company’s own credit risk.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

22. EXPENSES BY NATURE

Expenses by nature are presented in the income statement within the captions of cost of sales and selling and administrative expenses and are analyzed as follows:

	2012		2011		2010
Cost of raw materials consumed and changes in inventory (Note 10)	Ps.	31,479,110	Ps.	34,374,608	Ps.	26,697,273
Employee benefit expenses (Note 24)	13,437,016		11,715,816		10,215,398
Depreciation (Note 13)	1,664,677		1,526,946		1,448,154
Amortization (Note 14)	80,039		69,697		54,380
Rental expense of operating leases (Note 26)	790,979		701,370		745,613
Research and development expenses (Note 14)	136,826		91,011		76,604

23. OTHER EXPENSES, NET

Other expenses, net comprised the following:

	2012		2011		2010
Expenses related to Venezuela legal proceedings	Ps.	—	Ps.	—	Ps.	(403,712)
Net loss from sale of fixed assets	(14,053)		(4,201)		(26,912)
Net (loss) gain from sale of scrap	1,407		1,084		(704)
Impairment loss on long-lived assets	(4,014)		(93,808)		—
Cost of written-down fixed assets	(37,681)		(52,271)		—
Current employees’ statutory profit sharing	(79,610)		(36,959)		(50,361)
Non-recoverable cost of damaged assets	(5,852)		(17,695)		(37,043)
Result from derivative financial instruments	38,148		—
Total	Ps.	(101,655)	Ps.	(203,850)	Ps.	(518,732)

24. EMPLOYEE BENEFIT EXPENSES

Employee benefit expenses are comprised of the following:

	2012		2011		2010
Salaries, wages and benefits (including termination benefits)	Ps.	12,399,235	Ps.	10,989,724	Ps.	9,556,890
Social security contributions	861,197		690,745		602,360
Employment benefits (Note 19)	176,584		35,347		56,148
Total	Ps.	13,437,016	Ps.	11,715,816	Ps.	10,215,398

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

25.  INCOME TAX EXPENSE

A)  INCOME BEFORE INCOME TAX

The domestic and foreign components of income before income tax are the following:

	For the years ended December 31,
	2012		2011		2010
Domestic	Ps.	932,725	Ps.	5,995,927	Ps.	665,708
Foreign	1,854,325		1,626,467		813,339
	Ps.	2,787,050	Ps.	7,622,394	Ps.	1,479,047

B)  COMPONENTS OF INCOME TAX EXPENSE

The components of income tax expense are the following:

	2012		2011		2010

Current tax:
Current tax on profits for the year	Ps.	(728,166)	Ps.	(866,734)	Ps.	(669,498)
Adjustments in respect of prior years	(38,568)		(137,512)		90,768
Total current tax	(766,734)		(1,004,246)		(578,730)

Deferred tax:
Origin and reversal of temporary differences	(454,631)		(1,035,147)		(260,831)
Tax credit derived from foreign dividends	138,074		232,821		—
Total deferred tax	(316,557)		(802,326)		(260,831)

Total income tax expense	Ps.	(1,083,291)	Ps.	(1,806,572)	Ps.	(839,561)

Domestic federal, foreign federal and state income taxes in the consolidated statements of income consisted of the following components:

	For the years ended December 31,
	2012		2011		2010
Current:
Domestic federal	Ps.	(208,851)	Ps.	(316,407)	Ps.	(179,565)
Foreign federal	(514,142)		(644,174)		(355,500)
Foreign state	(43,741)		(43,665)		(43,665)
	(766,734)		(1,004,246)		(578,730)
Deferred:
Domestic federal	(146,711)		(896,374)		(271,451)
Foreign federal	(175,269)		88,634		17,765
Foreign state	5,423		5,414		(7,145)
	(316,557)		(802,326)		(260,831)
Total income taxes	Ps.	(1,083,291)	Ps.	(1,806,572)	Ps.	(839,561)

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

C)  RECONCILIATION OF FINANCIAL AND TAXABLE INCOME

For the years ended December 31, 2012, 2011 and 2010, the reconciliation between statutory income tax amounts and the effective income tax amounts is summarized as follows:

	2012		2011		2010
Statutory federal income tax (30% for 2012, 2011 and 2010)	Ps.	(836,115)	Ps.	(2,286,719)	Ps.	(443,714)
Foreign dividends	—		—		(278,705)
Effects related to inflation	(105,677)		119,454		(197,016)
Foreign income tax rate differences	(90,616)		(67,105)		(88,238)
Tax credit derived from foreign dividends	383,740		232,821		—
Recoverable asset tax written off	(209,940)		—		—
Tax loss carryforwards used	(86,620)		186,772		248,031
Non-deductible expenses related with legal proceedings in Venezuela	—		—		(80,727)
Nondeductible expenses and others	(138,063)		8,204		808
Effective income tax (38.87%, 23.7% and 56.8% for 2012, 2011 and 2010, respectively)	Ps.	(1,083,291)	Ps.	(1,806,572)	Ps.	(839,561)

In Mexico, the Federal Revenue Act for 2013 was issued on December 9, 2012 and published in the Official Journal of the Federation on December 17, 2012. This law established that the current income tax rate for 2013 will be 30% instead of 29%, and also specified that an income tax rate of 29% will apply for 2014 and 28% from 2015 and onwards.

In the United States of America, in late 2012, the Senate approved and passed to the Representatives changes to the Revenue Act, which were signed by the President of the United States in early January 2013 and are considered substantially approved. At December 31, 2012, this Act has no impact in either current or deferred taxes determined by the Company.

26. COMMITMENTS

A) OPERATING LEASES

The Company is leasing certain facilities and equipment under long-term lease agreements in effect through 2027, which include an option for renewal. These agreements are recognized as operating leases, since the contracts do not transfer substantially all risks and advantages inherent to ownership.

Future minimum lease payments under operating lease agreements are as follows:

	2012		2011
No later than 1 year	Ps.	612,521	Ps.	624,025
Later than 1 year and no later than 5 years	1,214,100		1,290,301
Later than 5 years	509,911		801,660
	Ps.	2,336,532	Ps.	2,715,986

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

Rental expense was approximately Ps.790,979, Ps.701,370 and Ps.745,613 for the years ended December 31, 2012, 2011 and 2010, respectively.

The Company has a lease agreement of an aircraft for a 10-year term, which includes an early purchase option on the following dates: (a) on the fifth anniversary for a total of U.S.$34.7 million and (b) on the seventh anniversary for a total of U.S.$31.6 million.

B) FINANCE LEASES

At December 31, 2012 and 2011, the net carrying values of assets recorded under finance leases totaled Ps.22,683 and Ps.20,922, respectively, and corresponded to transportation and production equipment.

Future minimum lease payments under finance lease agreements are as follows:

	2012		2011
No later than 1 year	Ps.	16,778	Ps.	13,515
Later than 1 year and no later than 5 years	22,787		23,805
	39,565		37,320
Future finance charges on finance leases	(649)		(4,037)
Present value of finance lease liabilities	Ps.	38,916	Ps.	33,283

The present value of finance lease liabilities is as follows:

	2012		2011
No later than 1 year	Ps.	16,294	Ps.	12,432
Later than 1 year and no later than 5 years	22,622		20,851
Total	Ps.	38,916	Ps.	33,283

C) OTHER COMMITMENTS

At December 31, 2012 and 2011, the Company had various outstanding commitments to purchase commodities and raw materials in the United States for approximately Ps.2,680,523 and Ps.3,742,213, respectively (U.S.$206 and U.S.$268 million, respectively) and in Mexico for approximately Ps.624,485 and Ps.4,491,900, respectively (U.S.$48 and U.S.$322 million), which will be delivered during 2013. The Company has concluded that there are not embedded derivatives resulting from these contracts.

At December 31, 2012 and 2011, the Company had outstanding commitments to purchase machinery and equipment in Mexico and the United States amounting to approximately Ps.106,919 and Ps.255,724.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

27. CONTINGENCIES

MEXICO

Asset Tax Claim.- The Secretaría de Hacienda y Crédito Público, or Ministry of Finance and Public Credit, lodged certain tax assessments against the Company for an amount of Ps. 34.3 million plus penalties, updates and charges, in connection with our asset tax return for the year 1997. The Company filed a motion to reduce or annul these assessments and received a favorable judgment reducing the claimed amount to Ps. 19.7 million. Thereafter, on September 3, 2012 the Company requested to the Ministry of Finance and Public Credit a partial condonation of such assessment, by which the Company paid Ps. 14.5 million on September 28, 2012 to finalize the dispute.

Income Tax Claim.- The Ministry of Finance and Public Credit has lodged certain tax assessments against the Company for an amount of Ps. 29.9 million in connection with withholding on interest payments to our foreign creditors during the years 2001 and 2002. Mexican authorities claim that the Company should have withheld at a higher rate than the 4.9% actually withheld by the Company. The Company has filed several motions to annul these assessments which are pending resolution. We intend to defend against these claims vigorously, and we believe that the outcome of these claims will not have a material effect on our financial position, results of operation or cash flows.

The Ministry of Finance and Public Credit also lodged certain tax assessments against our Company for an amount of Ps. 63.6 million in connection with withholding on interest payments to our foreign creditors during the year 2000. Notwithstanding, the Company initiated several proceedings to annul such assessments, which resulted in a judgment favorable to the Company in May 2012, finalizing the dispute.

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

UNITED STATES

Cox v. Gruma Corporation.- On or about December 21, 2012, a consumer filed a putative class action against Gruma Corporation, claiming that Mission tortilla chips should not be labeled “All Natural” if they contain certain non-natural ingredients. The plaintiff seeks restitution or other actual damages including attorneys’ fees. Gruma Corporation believes that the claims have no merit and filed a motion to dismiss. In response to the motion to dismiss, plaintiff filed a First Amended Complaint. Guma filed a motion to dismiss the First Amended Complaint on April 10, 2013.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

We intend to vigorously defend against this action.  It is the opinion of the Company that the outcome of this proceeding will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

VENEZUELA

Expropriation Proceedings by the Venezuelan Government.- On May 12, 2010, the Bolivarian Republic of Venezuela (the “Republic”) published in the Official Gazette of Venezuela decree number 7,394 (the “Expropriation Decree”), dated April 27, 2010 which announced the forced acquisition of all goods, movables and real estate of MONACA. The Republic has expressed to GRUMA’s representatives that the Expropriation Decree extends to DEMASECA.

As stated in the Expropriation Decree and in accordance with the Venezuelan Expropriation Law (the “Expropriation Law”), the transfer of legal ownership can occur either through an “Amicable Administrative Arrangement” or a “Judicial Order”. Each process requires certain steps as indicated in the Expropriation Law, neither of which has occurred. Therefore, as of this date, no formal transfer of title of the assets covered by the Expropriation Decree has taken place.

GRUMA’s interests in MONACA and DEMASECA are held through two Spanish companies: Valores Mundiales, S.L. (“Valores Mundiales”) and Consorcio Andino, S.L. (“Consorcio Andino”). In 2010, Valores Mundiales and Consorcio Andino (collectively, the “Investors”) commenced negotiations with the Republic with the intention of reaching an amicable settlement. Through Valores Mundiales and Consorcio Andino, GRUMA participated in these negotiations with a view to (i) continuing its presence in Venezuela by potentially entering into a joint venture with the Venezuelan government; and/or (ii) seeking adequate compensation for the assets subject to expropriation.

The Republic and the Kingdom of Spain are parties to a Treaty on Reciprocal Promotion and Protection of Investments, dated November 2, 1995 (the “Investment Treaty”), under which the Investors may settle investment disputes by means of arbitration before the International Centre for Settlement of Investment Disputes (“ICSID”). On November 9, 2011, the Investors, MONACA and DEMASECA provided formal notice to the Republic that an investment dispute had arisen as a consequence of the Expropriation Decree and related measures adopted by the Republic. In that notification, the Investors, MONACA and DEMASECA also agreed to submit the dispute to ICSID arbitration if the parties were unable to reach an amicable agreement.

On January 22, 2013, the Venezuelan Government issued a resolution providing the right to take control over the operations of MONACA and DEMASECA. See Note 30-B.

While negotiations with the government may take place from time to time, the Company cannot assure that such negotiations will be successful or will result in the Investors receiving adequate compensation, if any, for their investments subject to the Expropriation Decree. Additionally, the Company cannot predict the results of any arbitral proceeding, or the ramifications that costly and prolonged legal disputes could have on its results of operations or financial position, or the likelihood of collecting a successful arbitration award. The Company and its subsidiaries reserve and intend to continue to reserve the right to seek full compensation for any and all expropriated assets and investments under applicable law, including investment treaties and customary international law.

Pending resolution of this matter, based on preliminary fair value calculations, no impairment charge on GRUMA’s net investment in MONACA and DEMASECA has been identified. The Company is

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

also unable to estimate the value of any future impairment charge, if one will be taken. The historical value as of December 31, 2012 of the net investment in MONACA and DEMASECA was Ps.2,901,726 and Ps.188,563, respectively. The Company does not maintain insurance for the risk of expropriation of its investments.

Below is financial information regarding MONACA and DEMASECA as of December 31, 2012 and 2011 (there are no material transactions between MONACA and DEMASECA and the Company that need to be eliminated):

	At December 31, 2012		At December 31, 2011
Current assets	Ps.	4,463,157	Ps.	3,934,554
Non-current assets	2,624,411		2,495,680
Total assets	7,087,569		6,430,234
Percentage from consolidated total assets	14.3%		14.4%

Current liabilities	2,853,060		2,999,526
Non-current liabilities	95,132		22,356
Total liabilities	2,948,192		3,021,882
Percentage from consolidated total liabilities	8.4%		11.3%

Total net assets	4,139,377		3,408,352
Percentage from consolidated total net assets	28.8%		19.2%

Non-controlling interest	1,049,088		971,205
Interest of Gruma in total net assets	Ps.	3,090,289	Ps.	2,437,147

The condensed statements of income for MONACA and DEMASECA for the years ended December 31, 2012, 2011 and 2010, are as follows:

	For the year ended December 31,
	2012		2011		2010
Net sales	Ps.	9,907,182	Ps.	9,156,603	Ps.	5,381,849
Percentage from consolidated net sales	15.4%		15.9%		11.6%

Operating income	444,525		674,068		(26,200)
Percentage from consolidated operating income	12.6%		20.2%		(1.3)%

Net (loss) income	321,750		685,887		(256,375)
Percentage from consolidated net income	18.9%		11.8%		(40.1)%

Intervention Proceedings by the Venezuelan Government.- On December 4, 2009, the Eleventh Investigations Court for Criminal Affairs of Caracas issued an order authorizing the precautionary seizure of assets in which Ricardo Fernández Barrueco had any interest. As a result of Ricardo Fernández Barrueco’s former indirect minority ownership of MONACA and DEMASECA, these subsidiaries were subject to the precautionary measure. Between 2009 and 2012, the Ministry of Finance of Venezuela, pursuant to the precautionary measure ordered by the court, designated several special managers of the indirect minority shareholding that  Ricardo Fernández Barrueco previously

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

owned in MONACA and DEMASECA. On January 22, 2013, the Ministry of Justice and Internal Relations revoked the prior designations made by the Ministry of Finance of Venezuela and made a new designation of individuals as special managers and representatives on behalf of the Republic of Venezuela of MONACA and DEMASECA, providing the right to take control over the operations of these companies. See Note 30-B.

As a result of the foregoing, MONACA and DEMASECA, as well as Consorcio Andino and Valores Mundiales, as holders of the Venezuelan subsidiaries, filed a petition as aggrieved third-parties to the proceedings against Ricardo Fernández Barrueco challenging the precautionary measures and all related actions. On November 19, 2010, the Eleventh Investigations Court for Criminal Affairs of Caracas ruled that MONACA and DEMASECA are companies wholly controlled by Valores Mundiales and Consorcio Andino, respectively. However, the precautionary measures issued on December 4, 2009 were kept in effect by the court, despite the court’s recognition that Valores Mundiales and Consorcio Andino are the sole owners of MONACA and DEMASECA, respectively. An appeal has been filed, which is pending resolution as of this date.

INDEPABIS issued an order, on a precautionary basis, authorizing the temporary occupation and operation of MONACA for a period of 90 calendar days from December 16, 2009, which was renewed for the same period on March 16, 2010. The order expired on June 16, 2010 and as of the date hereof MONACA has not been notified of any extension or similar measure. INDEPABIS has also initiated a regulatory proceeding against MONACA in connection with alleged failure to comply with regulations governing precooked corn flour and for allegedly refusing to sell this product as a result of the December 4, 2009 precautionary asset seizure described above. The Company filed an appeal against these proceedings which has not been resolved as of the date hereof.

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

Other claims.- MONACA was named in several labor lawsuits related to occupational diseases and workplace accidents, issues related to social security, Caleteros and by representatives of freighters. MONACA, based on the opinion of its legal counsel, has recorded a provision to cover potential liabilities that may arise for these items by Ps.9,270 (Ps.17,438 at December 31, 2011), which is presented as Provisions, Note 17.

In the normal course of operations of MONACA, there are judgments and claims, whose final outcome cannot be quantified. Management, based on the opinion of its legal counsel, believes that such lawsuits and claims are not entirely appropriate and that the legal remedies will be favorably received.

There are also other lawsuits, labor and tax claims against MONACA, which have been assumed by the previous shareholder International Multifoods Corporation (IMF), in accordance with the share purchase agreement of 1999.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

Finally, the Company and its subsidiaries are involved in various pending litigations filed in the normal course of business. It is the opinion of the Company that the outcome of these proceedings will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

28.  RELATED PARTIES

Related party transactions were carried out at market value.

A)  SALES OF GOODS AND SERVICES

	For the years ended December 31,
	2012		2011		2010

Sales of goods:
Associate	Ps.	49,783	Ps.	41,318	Ps.	27,834
Sale of services:
Entities that have significant influence over the Company	34,106		41,519		21,599
Associate	1,294		1,349		1,270
	Ps.	85,183	Ps.	84,186	Ps.	50,703

B)  PURCHASES OF GOODS AND SERVICES

	For the years ended December 31,
	2012		2011		2010
Purchases of goods:
Entities that have significant influence over the Company	Ps.	2,350,350	Ps.	1,836,942	Ps.	1,239,716
Associate	931		539		210

Purchases of services:
Associate	33,385		31,048		28,247
Other related parties	114,422		110,239		113,004
	Ps.	2,499,088	Ps.	1,978,768	Ps.	1,381,177

Other transactions with related parties are identified in Note 3.

C)  KEY MANAGEMENT PERSONNEL COMPENSATION

Key management includes Board members, alternate Board members, officers and members of the Audit Committee and Corporate Practice Committee. The compensation paid to key management for employee services is shown below:

	2012		2011		2010
Salaries and other short-term employee benefits	Ps.	179,492	Ps.	186,707	Ps.	149,588
Termination benefits	33,527		20,227		—
Total	Ps.	213,019	Ps.	206,934	Ps.	149,588

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

At December 31, 2012, 2011 and 2010, the reserve for deferred compensation amounted to Ps.62.3, Ps.49.8 and Ps.53.7 million, respectively.

D)  BALANCES WITH RELATED PARTIES

At December 31, 2012 and 2011, the balances with related parties were as follows:

	Nature of the transaction	At December 31, 2012		At December 31, 2011

Receivables from related parties:
Associate	Commercial	Ps.	1,423	Ps.	2,855
Other related parties	and services		2,391		—
		Ps.	3,814	Ps.	2,855

Payables from related parties:
Other related parties	Services	Ps.	845	Ps.	131,772

The balances payable to related parties at December 31, 2012 expire during 2013 and do not bear interest.

29.  FINANCIAL STANDARDS ISSUED BUT NOT YET EFFECTIVE

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

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

b. IAS 27, “Separate Financial Statements”

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

30.  SUBSEQUENT EVENTS

A)           DEVALUATION IN VENEZUELA

On February 8, 2013 the National Executive, through the Central Bank of Venezuela and the Ministry of People’s Power for Planning and Finance, amended the Exchange Agreement which established that, from February 9, 2013, the exchange rate applicable to all operations conducted in foreign currency shall be Bs.6.2842 per U.S.$1.00 for purchase and Bs.6.30 per U.S.$1.00 for sale, maintaining the right of foreign currency settlement of Bs.4.30 per U.S.$1.00 for all requests of imports of goods and services that have been made authorized until February 8, 2013. Moreover, the President of the Central Bank of Venezuela announced the elimination of SITME exchange rate, which MONACA and DEMASECA have occasionally used for buying foreign currency in order to make payments arising from minor purchases of goods and services, as spare parts, equipment and quality audits, which are not defined by CADIVI in the lists of goods and services subject to preferential currency. It also decreed the creation of the Superior Entity for the Optimization of the Currency Exchange System, which will be dependent of the Ministry of People’s Power for Planning and Finance, the Central Bank of Venezuela and the Ministry of People’s Power of Petroleum and Mining; the purpose of this new entity is to design, plan and implement the strategies of the State on foreign currency exchange matters.

Based on the foreign currency positions at December 31, 2012 and the new exchange rates established in the Exchange Agreement No.14 of Bs.6.30 per U.S.$1.00 and interpretations of the Company’s management, the estimated financial effect from the enactment of this Exchange Agreement for those items that management believes will be settled at these new exchange rates, is an estimated net foreign exchange loss of Bs.19,494, which will be recognized in February 2013. Additionally, the effect on the financial position and the results of the Company for translating the financial information of the subsidiaries in Venezuela considering the exchange rate of Bs.6.30 per U.S.$1.00 will be a decrease of approximately 45% in the peso value of the consolidated financial information of these subsidiaries.

B)           LOSS OF CONTROL OF MONACA AND DEMASECA

In connection with the order for the precautionary seizure of assets issued on December 4, 2009 and the Decree number 7,394 from April 27, 2010 (published on May 12, 2010 in the Official Gazette of Venezuela), both described in Note 27, the Ministry of Popular Power for Internal Relations and Justice published on January 22, 2013 the Administrative Providence number 004-13 dated January 21, 2013 (the “Providence”) in the Official Gazette of Venezuela. The dispositions contained in the Providence are effective starting the date when published in the Official Gazette.

Through this Providence, Special Managers were designated for MONACA and DEMASECA. The Preamble of the Providence indicates that its objective is to provide “the Special Managers, […] with the broadest powers to execute all necessary actions with the purpose of pursuing continuity and avoid disruption of the operations of the companies under its management.” Consequently, Article 2 of the Providence provides Special Managers “with the broadest management faculties for ensuring the possession, care, custody, use, and conservation of movable and immovable assets of [Monaca and Demaseca]; in such regard, Special Managers must safeguard the assets, goods and rights from the companies indicated, in order to achieve their full operability.” Likewise, Article 4 orders that Special Managers “must present the financial statements for their performance at the end of its economic period [, and must] […] comply with the public policies related to the agricultural food industry issued by the competent Ministry related with food, by providing required information.”

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Mexican pesos, except where otherwise indicated)

Based on the facts and circumstances described above and in Note 27 and following the principles set by IFRS, the Company concludes that it has lost the control of MONACA and DEMASECA on January 22, 2013. Consequently and as a result of such loss of control, the Company will cease the consolidation of the financial information of MONACA and DEMASECA starting January 22, 2013 and will present the net investment and results of operation of these companies as of such date as a discontinued operation.

As disclosed in Notes 7 and 27, at December 31, 2012, the total assets and liabilities of these subsidiaries in Venezuela were Ps.7,087,569 (Ps.6,430,234 in 2011) and Ps.2,948,192 (Ps.3,021,882 in 2011), respectively. For the years ended December 31, 2012, 2011 and 2010, these subsidiaries presented net sales of Ps.9,907,182, Ps.9,156,603 and Ps.5,381,849, and operating income of Ps.444,525, Ps.674,068 and Ps.(26,200), respectively.

Our interest in the total net assets of Venezuelan subsidiaries was Ps.3,090,289 at December 31, 2012. In January 2013 and as a result of the loss of control in these subsidiaries, the balance at December 31, 2012 corresponding to the foreign currency translation loss of Ps. 432,458, recorded in other comprehensive income relating to these subsidiaries, was transferred to income statement and presented as a discontinued operation.

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