Form 20-F
period 2013-12-31
GRUMA SAB DE CV
filed 2014-04-30
CIK 1053947

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

432,749,079 Series B Common Shares, without par value

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

PRESENTATION OF FINANCIAL INFORMATION

This Annual Report contains our audited consolidated financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011. The consolidated financial statements have been audited by PricewaterhouseCoopers, S.C., an independent registered public accounting firm and were approved by our shareholders at the annual general shareholders’ meeting held on April 25, 2014.

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

We ceased to consolidate the financial information of MONACA and DEMASECA (collectively referred to as the “Venezuelan Companies”) as of January 22, 2013 and derecognized the assets and liabilities of these companies from the consolidated balance sheet. For disclosure and presentation purposes, we consider these subsidiaries as a significant segment and therefore, applying the guidelines from IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, MONACA and DEMASECA are presented as discontinued operations. Therefore, the results and cash flows generated by these Venezuelan companies for the periods presented in our audited consolidated financial statements, for the years ended December 31, 2013, 2012 and 2011, and in this Annual Report for the year ended December 31, 2010 were reported as discontinued operations. See Notes 28 and 30 to our audited consolidated financial statements.

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

EXCHANGE RATE

This annual report contains translations of various peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from pesos (i) as of December 31, 2013 at the exchange rate of Ps. 13.07 to U.S.$1.00, which was the rate established by Banco de México on December 27, 2013 and (ii) as of March 31, 2014 at the exchange rate of Ps.13.08 to U.S.$1.00, which was the rate established by Banco de México on March 27, 2014.

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

FORWARD LOOKING STATEMENTS

This Annual Report includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including the statements about our plans, strategies and prospects under “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”  Some of these statements contain words such as “believe,” “expect,” “intend,” “anticipate,” “estimate,” “strategy,” “plans”, “budget”, “project” and other similar words. Although we believe that our plans, intentions and expectations as reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved. Actual results could differ materially from the forward-looking statements as a result of risks, uncertainties and other factors discussed in “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”  These risks, uncertainties and factors include: general economic and business conditions, including changes in exchange rates, and conditions that affect the price and availability of corn, wheat and edible oils; potential changes in demand for our products; price and product competition; and other factors discussed herein.

PART I

ITEM 1                           Identity of Directors, Senior Management and Advisors.

Not applicable.

ITEM 2                           Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3                           Key Information.

SELECTED FINANCIAL DATA

The following tables present our selected consolidated financial data as of and for each of the years indicated. The data as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 are derived from and should be read together with our audited consolidated financial statements included herein and “Item 5. Operating and Financial Review and Prospects.”

Pursuant to the transitional relief granted by the SEC in respect of the application of IFRS, historical financial data as of and for the year ended December 31, 2009 has been omitted.

In accordance with IFRS, we concluded that we lost control of our Venezuelan subsidiaries, MONACA and DEMASECA, on January 22, 2013.  As a result of such loss of control, we ceased the consolidation of the financial information of MONACA and DEMASECA starting January 22, 2013.

	2013		2012		2011		2010 (1)
	(thousands of Mexican Pesos, except per share amounts)
Income Statement Data:
Net sales	Ps.	54,106,305	Ps.	54,409,450	Ps.	48,488,146	Ps.	40,850,603
Cost of sales		(36,510,754)		(37,849,274)		(33,371,189)		(27,516,845)
Gross profit		17,595,551		16,560,176		15,116,957		13,333,758
Selling and administrative expenses		(12,572,458)		(13,645,196)		(12,485,762)		(10,885,353)
Other expense, net		(192,495)		(100,970)		(203,850)		(492,206)
Operating income		4,830,598		2,814,010		2,427,345		1,956,199
Comprehensive financing cost, net		(968,414)		(826,694)		(627,313)		(975,243)
Equity in earnings of associated companies		2,562		2,976		3,329		592,235
Gain from divestment in associated company		—		—		4,707,804		—
Income before income tax		3,864,746		1,990,292		6,511,165		1,573,191
Income tax expense		(198,448)		(862,781)		(1,618,271)		(797,334)
Net income from continuing operations		3,666,298		1,127,511		4,892,894		775,857
(Loss) income from discontinued operations		(356,329)		576,248		922,928		(136,371)
Consolidated net income		3,309,969		1,703,759		5,815,822		639,486
Attributable to:
Shareholders		3,163,133		1,115,338		5,270,762		431,779
Non-controlling interest		146,836		588,421		545,060		207,707
Per share data(2):
Basic and diluted earnings per share:
From continuing operations		7.75		1.21		8.16		0.92
From discontinued operations		(0.59)		0.79		1.19		(0.15)
From continuing and discontinued operations		7.16		2.00		9.35		0.77

		2013		2012		2011		2010
	(thousands of Mexican pesos, except per share amounts and operating data)
Balance Sheet Data (at period end):
Property, plant and equipment, net	Ps.	17,904,972	Ps.	20,917,534	Ps.	20,515,633	Ps.	17,930,173
Total assets		42,608,640		49,460,402		44,542,618		38,927,394
Short-term debt(3)		3,275,897		8,018,763		1,633,207		2,192,871
Long-term debt(3)		13,096,443		11,852,708		11,472,110		15,852,538
Total liabilities		28,181,780		35,126,685		26,829,834		28,205,120
Common stock		5,363,595		5,668,079		6,972,425		6,972,425
Total equity(4)		14,426,860		14,333,717		17,712,784		10,722,274

Other Financial Information:
Capital expenditures		1,468,326		2,593,108		2,343,910		1,030,409
Depreciation and amortization		1,636,448		1,590,392		1,461,308		1,390,135
Net cash provided by (used in):
Operating activities		6,679,431		1,806,136		1,751,314		3,291,138
Investing activities		(1,524,901)		(3,455,629)		6,779,129		(802,208)
Financing activities		(5,112,396)		1,817,675		(7,429,059)		(4,234,431)

(1)      The financial information as of and for the year ended December 31, 2010 is derived from our audited consolidated financial statements and adjusted to conform to the current presentation adopted in the financial statements included in this Form 20-F. See Note 28 to the consolidated financial statements.

(2)      Based upon the weighted average of outstanding shares of our common stock (in thousands), as follows:441,835 shares for the year ended December 31, 2013,  558,712 shares for the year ended December 31, 2012, 563,651 shares for the year ended December 31, 2011 and 563,651 shares for the year ended December 31, 2010. Each of our American Depositary Shares represents four Series B Common Shares.

(3)      Short-term debt consists of bank loans, the current portion of long-term debt and debentures. Long-term debt consists of bank loans, our senior unsecured perpetual bonds and debentures.

(4)      Total equity includes non-controlling interests as follows: Ps.1,454 million as of December 31, 2013, Ps.3,032 million as of December 31, 2012, Ps.4,282 million as of December 31, 2011 and Ps.3,778 million as of December 31, 2010.

	2013	2012	2011	2010	2009
	(thousands of tons)

Operating Data:

Sales volume:
Gruma Corporation (corn flour, tortillas and other)(1)	1,651	1,596	1,464	1,395	1,312
GIMSA (corn flour, and other)	1,852	1,983	1,959	1,890	1,874
Molinera de México (wheat flour)	579	583	564	530	508
Gruma Centroamérica (corn flour and other)	198	207	229	201	208

Production capacity:
Gruma Corporation (corn flour, tortillas and other)	2,406	2,499	2,482	2,314	2,096
GIMSA (corn flour, and other)(2)	3,046	2,965	2,965	2,965	2,964
Molinera de México (wheat flour)	920	860	837	811	894
Gruma Centroamérica (corn flour and other)	323	323	350	343	307
Number of employees	19,202	21,974	21,318	19,825	19,093

(1)      Net of intercompany transactions.

(2)      Includes 477 thousand tons of temporarily idled production capacity at December 31, 2013.

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

The ability of our subsidiaries to make distributions to us is limited by the laws of each country in which they were incorporated and by their constitutive documents. For example, in the case of Gruma Corporation, our principal U.S. subsidiary, its ability to pay dividends in cash is prohibited upon the occurrence of any default or event of default under its principal credit agreements. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

During 2013, 2012, 2011, 2010 and 2009 we did not pay any dividends to shareholders.

Exchange Rate Information

Mexico has had a free market for foreign exchange since 1994, when the government suspended intervention by the Banco de México, and allowed the peso to float freely against the U.S. dollar. From the beginning of 2004 until August 2008, the Mexican peso was relatively stable, ranging from Ps.9.92 to Ps.11.63. Between October 1, 2008 and March 2, 2009, the Mexican peso depreciated in value from Ps.10.97 to Ps.15.40. From March 2009 to the end of May 2011, the Mexican peso appreciated in value from Ps.15.40 to Ps.11.58.  From June 2011 to June 1, 2012, the Mexican peso depreciated in value from 11.58 to 14.37. From June 1, 2012 to May 8, 2013 the Mexican peso appreciated in value from Ps.14.37 to Ps.11.98. From May 8, 2013 to February 3, 2014 the Mexican peso depreciated in value from Ps.11.98 to Ps.13.54. There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate in the future. See “Item 3. Key Information —Risk Factors—Risks Related to Mexico—Devaluations of the Mexican Peso May Affect our Financial Performance.”

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar.

	Noon Buying Rate (Ps. Per U.S.$)
Year	High (1)	Low (1)	Average (2)	Period End
2009	15.4060	12.6318	13.4970	13.0576
2010	13.1940	12.1556	12.6222	12.3825
2011	14.2542	11.5050	12.4270	13.9510
2012	14.3650	12.6250	13.1539	12.9635
2013	13.4330	11.9760	12.7584	13.0980
October 2013	13.2465	12.7665	12.9915	12.9995
November 2013	13.2430	12.8710	13.0597	13.1110
December 2013	13.2165	12.8505	13.0099	13.0980
January 2014	13.4560	12.9965	13.2220	13.3585
February 2014	13.5090	13.2035	13.2928	13.2255
March 2014	13.3315	13.0560	13.1929	13.0560

(1)      Rates shown are the actual low and high, on a day-by-day basis for each period.

(2)      Average of month-end rates.

On April 21, 2014, the noon buying rate for pesos was Ps.13.04 to U.S.$1.00.

RISK FACTORS

Risks Related to Our Company

Fluctuations in the Cost and Availability of Corn, Wheat and Wheat Flour May Affect Our Financial Performance

Our financial performance may be affected by the price and availability of corn, wheat and wheat flour as each of these raw materials represented 38%, 9% and 7%, respectively, of our cost of sales in 2013. Mexican and world markets have experienced periods of either over-supply or shortage of corn and wheat as a result of different factors such as weather conditions, some of which have caused adverse effects on our results of operations. Additionally, because of this volatility and price variations, we may not always be able to pass along our increased costs to our customers in the form of price increases. We cannot always predict whether or when shortages or over-supply of corn and wheat will occur. In addition, future Mexican or other countries’ governmental actions could affect the price and availability of corn and wheat. Any adverse developments in domestic and international corn and wheat markets could have a material adverse effect on our business, financial condition, results of operations, and prospects.

To manage these price risks, we regularly monitor our risk tolerance and evaluate the possibility of using derivative instruments to hedge our exposure to commodity prices. We generally hedge against fluctuations in the costs of corn and wheat, in particular at our U.S. operations, using futures and options contracts and fixed price supply contracts according to the Company’s risk management policy, but remain exposed to losses in the event of non-performance by counterparties to the financial instruments or the supply contracts. In addition, if corn or wheat prices decrease below the levels specified in our various hedging agreements, we would lose the value of a decline in these prices.

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

We May be Adversely Affected by Increases in Interest Rates

Interest rate risk exists primarily with respect to our floating-rate peso denominated debt, which generally bears interest based on the Mexican equilibrium interbank interest rate, which we refer to as the “TIIE.” In addition, we have additional interest rate risk with respect to floating-rate dollar-denominated debt, which generally bears interest based on the London interbank offered rate, which we refer to as “LIBOR.” We have significant exposure to interest rate fluctuations due to our floating-rate peso and dollar-denominated debt. As a result, if the TIIE or LIBOR rates increase significantly, our ability to service our debt may be adversely affected.

Downgrades of Our Debt May Increase Our Financing Costs or Otherwise Adversely Affect Us or Our Stock Price

Our long-term corporate credit rating and our senior unsecured perpetual bond are rated “BB+” by Standard & Poor’s Ratings Services (“Standard & Poor’s”). Our Foreign Currency Long-Term Issuer Default Rating and our Local Currency Long-Term Issuer Default Rating are rated “BB+” by Fitch Ratings (“Fitch”). Our U.S.$300 million perpetual bond is rated “BB+” by Fitch.

If our financial condition deteriorates, we may experience future declines in our credit ratings, with attendant consequences. Our access to external sources of financing, as well as the cost of that financing, could be adversely affected by a deterioration of our long-term debt ratings. A downgrade in our credit ratings could increase the cost of and/or limit the availability of financing, which may make it more difficult for us to raise capital when necessary. If we cannot obtain adequate capital on favorable terms or at all, our business, operating results and financial condition would be adversely affected.

We Expect to Pay Interest and Principal on Our Debt with Cash Generated mainly in Dollars or Pesos, as Needed, But Cannot Assure You That We Will Generate Sufficient Cash Flow in the Relevant Currency at the Required Times From Our Operations

We had approximately 64.9% of our outstanding debt denominated in dollars, 34.5% in Mexican pesos and 0.6% in other currencies as of December 31, 2013. We may not generate sufficient cash in the relevant currency from our operations to service the entire amount of our debt in such currency. A devaluation of certain currencies or a change in our business could adversely affect our ability to service our debt.

Increases in the Cost of Energy Could Affect Our Profitability

We use a significant amount of electricity, natural gas and other energy sources to operate our corn and wheat flour mills and processing ovens for the manufacture of tortillas and related products at our facilities. These energy costs represented approximately 4% of our cost of sales in 2013. In addition, considerable amounts of diesel fuel are used in connection with the distribution of our products. The cost of energy sources may fluctuate widely due to economic and political conditions, government policy and regulation, war, weather conditions or other unforeseen circumstances. An increase in the price of fuel and other energy sources would increase our operating costs and, therefore, could affect our profitability.

The Inadvertent Presence of Genetically Modified Corn Not Approved for Human Consumption in Our Products May Have a Negative Impact on Our Results of Operations

As we do not grow our own corn, we are required to buy it from various producers in the United States, Mexico and elsewhere.  Although we only buy corn from farmers and grain elevators who agree to supply us with approved varieties of corn and we have developed a protocol in all our operations to test and monitor our corn for certain strains of bacteria and chemicals that have not been approved for human consumption, we may unwittingly buy genetically modified corn that is not approved for human consumption, and use such raw materials in the manufacture of our products. This may result in costly recalls, subject us to lawsuits, and may have a negative impact on our results of operations.

In the past, various allegations have been made, mostly in the United States and the European Union, that genetically modified foods are unsafe for human consumption, pose risks of damage to the environment and create legal, social and ethical dilemmas. Some countries, particularly in the European Union, as well as Australia and some countries in Asia, have instituted a partial limitation on the import of grain produced from genetically modified seeds. Some countries have imposed labeling requirements and traceability obligations on genetically modified agricultural and food products, which may affect the acceptance of these products. The movement for GMO labeling in the United States has gathered momentum over the last several years.  While ballot initiatives have failed, several states, such as Connecticut and Maine, have passed qualified GMO labeling bills that will impose labeling requirements on food products containing genetically modified organisms if several other states pass similar laws.  Vermont recently passed the first non-qualified GMO labeling bill, which, if signed by the Vermont Governor, will impose GMO labeling requirements in 2015. If approved, these requirements may affect the acceptance of these products in such states. To the extent that we may unknowingly buy or may be perceived to be a seller of products manufactured with genetically modified grains not approved for human consumption, this may have a significant negative impact on our financial condition and results of operation.

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

Our Business May Be Adversely Impacted By Risks Related to Our Derivatives Trading Activities

From time to time, we enter into commodities, currency and other derivative transactions, pursuant to our risk management policy, that cover varying periods of time and have varying pricing provisions. We may incur unrealized losses in connection with potential changes in the value of our derivative instruments as a result of changes in economic conditions, investor sentiment, monetary and fiscal policies, the liquidity of global markets, international and regional political events, and acts of war or terrorism. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources,” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Rate Risk.”

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

Our Business and Operations May Be Adversely Affected by Global Economic Conditions

The global macroeconomic environment has not fully recovered from the downturn commencing in 2008.  Subsequent years were characterized by instability in the financial markets and the threat of a continued global economic downturn, primarily as a result of the ongoing sovereign debt crisis and general economic outlook of the Eurozone, the high degree of unemployment in certain countries and the level of public debt in the U.S. and certain European countries.  Those developments adversely affected the economy in the United States, Europe and many other parts of the world, including Mexico, and had significant consequences worldwide, including unprecedented volatility, significant lack of liquidity, loss of confidence in the financial markets, disruptions in the credit sector, reduced business activity, rising unemployment, decline in interest rates and erosion of consumer confidence. It is uncertain how long the effects of this global macroeconomic instability will continue and how much of an impact it will have on the global economy in general, or the economies in which we operate in particular, and whether slowing economic growth in any such countries could result in our customers and consumers reducing their spending. As a result, we may need to lower the prices of certain of our products and services in order to maintain their attractiveness, which could lead to reduced turnover and profit or a decline in demand for our products. Any such development could adversely affect our business, results of operations and financial condition and lead to a drop in the trading price of our shares.

Our Financial Information Prepared under IFRS May Not Be Comparable to Our Financial Information Prepared Under Mexican FRS

We adopted IFRS as of January 1, 2011 and prepared our audited consolidated financial statements included in this annual report in accordance with IFRS as issued by the IASB. IFRS differs in certain significant respects from Mexican FRS and U.S. GAAP.

As a result of the adoption of IFRS, our consolidated financial information presented under IFRS for fiscal years 2010, 2011, 2012 and 2013 may not be comparable to our financial information for previous periods prepared under Mexican FRS available in the market.

Our Financial Information Presented in Previous Filings May Not Be Comparable because of the Deconsolidation of Our Venezuelan Operations

We ceased to consolidate the financial information of MONACA and DEMASECA (the Venezuelan Companies) as of January 22, 2013, therefore, the results and cash flows generated by such Venezuelan companies for the periods presented in our audited consolidated financial statements, for the years ended December 31, 2013, 2012 and 2011 are reported as discontinued operations. Our audited financial statements as of and for the year ended December 31, 2010 presented our Venezuelan operations on a consolidated basis and are not comparable to the audited financial statements for fiscal years 2013, 2012 and 2011 included in this annual report.

Our financial information for the year ended December 31, 2010 included in this Form 20-F is derived from our audited consolidated financial statements and adjusted to conform to the current presentation adopted in the financial statements included in this Form 20-F. See Note 28 to the consolidated financial statements.

Risks Related to Mexico

Our Results of Operations Could Be Affected by Economic and Social Conditions in Mexico

We are a Mexican company with 46% of our consolidated assets located in Mexico and 39% of our consolidated net sales derived from our Mexican operations as of and for the year ended December 31, 2013. As a result, Mexican economic conditions could impact our results of operations.

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

Mexico has experienced periods of slow growth since 2001, primarily as a result of the downturn in the U.S. economy. The Mexican economy grew by 1.5% in 2008 but contracted by 6.1% in 2009. In 2010, 2011, 2012 and 2013, the Mexican economy grew by 5.5%, 3.9%, 3.9% and 1.1%, respectively.

Developments and trends in the world economy affecting Mexico may have a material adverse effect on our business, financial condition and results of operations. The Mexican economy is tightly connected to the U.S. economy through international trade (approximately 79% of Mexican exports were directed to the United States in 2013), international remittances (billions of dollars from Mexican workers in the United States are the country’s second-largest source of foreign exchange), foreign direct investment (approximately 32% of Mexican foreign direct investment came from U.S.-based investors in 2013), and financial markets (the U.S. and Mexican financial systems are highly integrated). As the U.S. economy contracts, U.S. citizens consume fewer Mexican imports, Mexican workers in the United States send less money to Mexico, U.S. firms with businesses in Mexico make fewer investments, U.S.-owned banks in Mexico make fewer loans, and the quality of U.S. financial assets held in Mexico deteriorates. Moreover, a collapse in confidence in the U.S. economy may spread to other economies closely connected to it, including Mexico’s. The result may be a potentially deep and protracted recession in Mexico. If the Mexican economy falls into a deep and protracted recession, or if inflation and interest rates increase, consumer purchasing power may decrease and, as a result, demand for our products may decrease. In addition, a recession could affect our operations to the extent we are unable to reduce our costs and expenses in response to falling demand.

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

Mexico held Presidential and Congressional elections on July 1, 2012, in which Enrique Peña Nieto, of political party Partido Revolucionario Institucional, or PRI, was elected. Following these elections, the Mexican Congress continues to be divided, as no political party in Mexico holds an absolute majority in the Senate or House of Representatives. The lack of a majority party in the legislature, the lack of alignment between the legislature and the President and any changes that result from the recent Presidential and Congressional elections could result in political uncertainty or deadlock and prevent the timely implementation of political and economic reforms, which in turn could have a material adverse effect on Mexican economic policy and on our business, financial conditions and results of operations.

The Mexican government supports the commercialization of corn for Mexican corn growers through the Agricultural Incentives and Trade Services Agency (Apoyos y Servicios a la Comercialización Agropecuaria, or ASERCA). To the extent that this or other similar programs are cancelled or modified by the Mexican government, we may be required to incur additional costs in purchasing corn for our operations, and therefore we may need to increase the prices of our products to reflect such additional costs. See “Item 4. Information on the Company—Regulation.”

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

Devaluations of the Mexican Peso May Affect our Financial Performance

Because we have significant international operations generating revenue in different currencies (mainly in U.S. dollars) and debt denominated in various currencies, we remain exposed to foreign exchange risks that could affect our ability to meet our obligations and result in foreign exchange losses. We posted a net foreign exchange gain of Ps.437 million in 2010, a gain of Ps.41 million in 2011, a loss of Ps.82 million in 2012 and a gain of Ps.56 million in 2013. Major devaluation or depreciation of the Mexican peso may limit our ability to transfer or to convert such currency into U.S. dollars for the purpose of making timely payments of interest and principal on our indebtedness. The Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico. The government could, however, institute restrictive exchange rate policies in the future.

High Levels of Inflation and High Interest Rates in Mexico Could Adversely Affect the Business Climate in Mexico and our Financial Condition and Results of Operations

Mexico has experienced high levels of inflation in the past. The annual rate of inflation, as measured by changes in the National Consumer Price Index was 4.40% for 2010, 3.82% for 2011, 3.57% for 2012 and 3.97% for 2013.  From January through March 2014, the inflation rate was 1.43%.  On April 15, 2014, the 28-day CETES rate was 3.22%.  While a substantial part of our debt is dollar-denominated at this time, high interest rates in Mexico may adversely affect the business climate in Mexico generally and our financing costs in the future and thus our financial condition and results of operations.

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

Our financial performance may also be significantly affected by general economic, political and social conditions in the emerging markets where we operate, particularly Mexico, Venezuela, Eastern Europe and Asia.  Many countries in Latin America, including Mexico and Venezuela, have suffered significant economic, political and social crises in the past, and these events may occur again in the future.  See also “Item 3.  Key Information —Risks Related to Venezuela— We have Deconsolidated our Interest in the Venezuelan Companies which are currently Involved in Expropriation and Arbitration Proceedings.” Instability in Latin America has been caused by many different factors, including:

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

Risks Related to Venezuela

We have Deconsolidated our Interests in the Venezuelan Companies which are Currently Involved in Expropriation and Arbitration Proceedings

On May 12, 2010, the Bolivarian Republic of Venezuela (the “Republic”) published in the Official Gazette of Venezuela decree number 7,394 (the “Expropriation Decree”), which announced the forced acquisition of all goods, movables, and real estate of MONACA.  The Republic has expressed to GRUMA’s representatives that the Expropriation Decree extends to DEMASECA.

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

GRUMA’s interests in MONACA and DEMASECA are held through two Spanish companies Valores Mundiales, S.L. (“Valores Mundiales”) and Consorcio Andino, S.L. (“Consorcio Andino”).  In 2010, Valores Mundiales and Consorcio Andino (collectively, the “Investors”) commenced negotiations with the Republic with the intention of reaching an amicable settlement.  Through Valores Mundiales and Consorcio Andino, GRUMA participated in these negotiations with a view to (1) continuing its presence in Venezuela by potentially entering into a joint venture with the Venezuelan government; and/or (ii) seeking adequate compensation for the assets subject to expropriation.

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

On January 22, 2013, the Venezuelan Government issued a resolution providing the right to take control over the operations of, MONACA and DEMASECA. As a result we concluded that we lost control of our Venezuelan subsidiaries, MONACA and DEMASECA, on January 22, 2013, in accordance with IFRS.  As a result of such loss of control, we ceased the consolidation of the financial information of MONACA and DEMASECA starting January 22, 2013 and reported any effects retroactively.

Following the notice of the investment dispute on November 9, 2011, on May 10, 2013, VALORES and CONSORCIO (the “Claimants”) commenced an arbitration proceeding against the Republic before the International Centre for Settlement of Investment Disputes (“ICSID”). The proceeding is currently pending. The tribunal that presides over this arbitration proceeding was constituted in January 2014. In this arbitration proceeding, Claimants assert that the Expropriation Decree and related measures are in breach of certain provisions of the Treaty. Under the provisions of the Treaty, the Claimants have not yet made a claim for compensation resulting from expropriation, but have made a claim for damages resulting from the Republic’s actions in respect of the property owned by the Claimants.

While negotiations with the government have taken place and may again take place from time to time, the Company cannot assure that such negotiations will be successful or will result in the Investors receiving adequate compensation, if any, for their investments subject to the Expropriation Decree.  Additionally, the Company cannot predict the results of any arbitral proceeding, or the ramifications that costly and prolonged legal disputes could have on its results of operations or financial position, or the likelihood of collecting a successful arbitration award.  The Company and its subsidiaries reserve and intend to continue to reserve the right to seek full compensation for any and all expropriated assets and investments under applicable law, including investment treaties and customary international law. See “Item 8—Legal Proceedings—Venezuela—Expropriation Proceedings by the Venezuelan Government.” We do not have insurance for the risk of expropriation.

As disclosed in Note 28 to our audited consolidated financial statements, our income (loss) from our Venezuelan operations was Ps.923 million, Ps.576 million and (Ps.356 million) for the years ended December 31, 2011, 2012 and 2013, respectively.

Our interest in the total net assets of Venezuelan operations was Ps.3,109 million at January 22, 2013 and was accounted for as “Available-for-sale financial asset”.   Additionally, at December 31, 2013 certain subsidiaries of GRUMA have accounts receivable with the Venezuelan operations amounting Ps.1,138 million.

Venezuela Presents Significant Economic Uncertainty and Political Risks

In recent years, political and social instability has prevailed in Venezuela. This unrest presents a risk to our discontinued operations in Venezuela which cannot be controlled or accurately measured or estimated.

Venezuelan authorities have imposed foreign exchange and price controls that apply to products such as corn flour and wheat flour, which have limited the ability of MONACA and DEMASECA to increase prices in order to compensate for higher costs in raw materials and to convert bolivars into other currencies and transfer funds out of Venezuela.  Pursuant to the foreign exchange controls, the purchase and sale of foreign currency is required to be made at an official rate of exchange, as determined by the Venezuelan government (the “Official Rate”).  In addition, U.S. dollars may be acquired in order to settle certain U.S. dollar-denominated debt incurred pursuant to imports and royalty agreements, and for payment of dividends, capital gains, interest payments or private debt only after proper submission and approval by the Foreign Exchange Administration Board (CADIVI).  We continue to make appropriate submissions to CADIVI.  We expect to be in a position to meet our foreign currency-denominated obligations; however, as long as the system of exchange controls remains in effect, there is no assurance that we will be able to secure the required approvals from CADIVI to have sufficient foreign currency for this purpose.

Risks Related to the United States

Unfavorable General Economic Conditions in the United States Could Negatively Impact Our Financial Performance

Net sales in the U.S. constituted 45% of our total sales in 2013.  Unfavorable general economic conditions in the United States could negatively affect the affordability of and consumer demand for some of our products.  Under difficult economic conditions, customers and consumers may seek to forego purchases of our products or, if available, shift to lower-priced products offered by other companies.  Softer customer and consumer demand for our products in the United States or in other major markets could reduce our profitability and could negatively affect our financial performance.

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

Our Controlling Shareholder Exerts Substantial Control Over Our Company

As of April 25, 2014, Ms. Graciela Moreno Hernández, the widow of the late Mr. Roberto González Barrera, and certain of her descendants (the “Primary Shareholder Group”) controlled approximately 55.65% of our outstanding shares.  See “Item 10.  Additional Information—Bylaws—Changes in Capital stock.” Consequently, the Primary Shareholder Group, acting together, has the power to elect the majority of our directors and to determine the outcome of most actions requiring approval of our stockholders, including the declaration of dividends.

The interests of the Primary Shareholder Group may differ from those of our other shareholders.  See “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders.”

We cannot assure you that the Primary Shareholder Group will continue to act together for purposes of control. Additionally, the Primary Shareholder Group may pledge part of its shares in us to secure any future borrowings. If such was the case and the Primary Shareholder Group were to default on its payment obligations, the lenders could enforce their rights with respect to such shares and the Primary Shareholder Group could lose its controlling interest in us resulting in a change of control. A change of control could trigger a default in some of our credit agreements and the indenture governing our perpetual bonds outstanding, all together, in an aggregate prinicipal amount of U.S.$983.5 million as of December 31, 2013. Such default could have a material adverse effect upon our business, financial condition, results of operations and prospects.

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

ITEM 4                           Information on the Company.

HISTORY AND DEVELOPMENT

Gruma, S.A.B. de C.V. is a publicly held corporation (Sociedad Anónima Bursátil de Capital Variable) registered in Monterrey, Mexico under the Ley General de Sociedades Mercantiles, or Mexican Corporations Law, on December 24, 1971, with a corporate life of 99 years.  Our full legal name is Gruma, S.A.B. de C.V., but we are also known by our commercial names: GRUMA and MASECA.  The address of our principal executive office is Calzada del Valle, 407 Ote., Colonia del Valle, San Pedro Garza García, Nuevo León, 66220, Mexico and our telephone number is (52) 81 8399-3300.  Our legal domicile is San Pedro Garza García, Nuevo León, México.

We were founded in 1949, when the late Roberto González Barrera started producing and selling corn flour in Northeastern Mexico as an alternative raw material for producing tortillas.  Prior to our founding, all corn tortillas were made using a rudimentary process.  We believe that the preparation of tortillas using our dry corn flour method presents significant advantages, including greater efficiency and higher quality, which makes tortillas consistent and readily available.  The corn flour process has been a significant impetus for growth, resulting in expanding corn flour and tortilla production and sales throughout Mexico, the United States, Central America, Europe, Asia, Oceania and other regions where we operate.  In addition, we have diversified our product mix to include wheat flour in Mexico, other types of flatbreads (pita, naan, chapatti, pizza bases and piadina) mainly in Europe, Asia and Oceania, and corn grits mainly in Europe, among other products in the regions where we have presence.

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

•                  In 1994, GRUMA became a publicly listed company in both Mexico and the U.S.

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

•                  In 2013, we deconsolidated the Venezuelan Companies. See “Item 3. Key Information—Risk Factors—Risks Related to Venezuela— We have Deconsolidated our Interest in the Venezuelan Companies which are Currently Involved in Expropriation and Arbitration Proceedings”.

ORGANIZATIONAL STRUCTURE

We are a holding company and conduct our operations through subsidiaries.  The table below sets forth our principal subsidiaries as of December 31, 2013.

Name of Company	Principal Markets	Jurisdiction of Incorporation	Percentage Owned(1)	Products/ Services

Mexican Operations

Grupo Industrial Maseca, S.A.B. de C.V. (“GIMSA”)	Mexico	Mexico	83%	Corn flour, Other

Molinera de México, S.A. de C.V. (“Molinera de México”)	Mexico	Mexico	100%	Wheat flour, Other

U.S. and Europe Operations

Gruma Corporation	United States and Europe	Nevada	100%	Tortillas, Other tortilla related products, Corn flour, Flatbreads, Grits, Other

Azteca Milling, LP. (“Azteca Milling”)	United States	Texas	100%	Corn flour

Central American Operations

Gruma de Guatemala, S.A., Derivados de Maíz Alimenticio, S.A., Industrializadora y Comercializadora de Palmito, S.A., Derivados de Maíz de Guatemala, S.A., Tortimasa, S.A., Derivados de Maíz de El Salvador, S.A., and Derivados de Maíz de Honduras, S.A. (“Gruma Centroamérica”)	Costa Rica, Honduras, Guatemala, El Salvador, Nicaragua, Ecuador	Costa Rica, Honduras, Guatemala, El Salvador, Nicaragua, Ecuador	100%	Corn flour, Tortillas, Snacks, Hearts of palm, Rice

Other Subsidiaries

Mission Foods (Shanghai) Co. Ltd., Gruma Oceania Pty. Ltd., and Mission Foods (Malaysia) Sdn. Bhd. (“Gruma Asia and Oceania”)	Asia and Oceania	China, Malaysia and Australia	100%	Tortillas, Chips, Other products

Productos y Distribuidora Azteca, S.A. de C.V. (“PRODISA”)	Mexico	Mexico	100%	Tortillas, Other related products

Investigación de Tecnología Avanzada, S.A. de C.V. (“INTASA”) (2)	Mexico	Mexico	100%	Construction, Technology and Equipment operations

Deconsolidated Venezuelan Operations (3)

Molinos Nacionales, C.A. (“MONACA”) (4)	Venezuela	Venezuela	76%	Corn flour, Wheat flour, Other products
Derivados de Maíz Seleccionado, C.A. (“DEMASECA”) (4)	Venezuela	Venezuela	60%	Corn flour

(1)      Percentage of equity capital owned by us directly or indirectly through subsidiaries.

(2)      As of March 21, 2014, INTASA merged into Gruma, S.A.B. de C.V., and ceased to exist. As a result of such merger, all assets and liabilities, rights and obligations of INTASA, including its rights over trademarks, patents and/or any other intellectual property, are now owned by Gruma, S.A.B. de C.V.

(3)      Together these subsidiaries are referred to as the “Venezuelan Companies.”  We  deconsolidated the Venezuelan Companies as of January 22, 2013 and report them as a discontinued operation.

(4)      RFB Holdings de Mexico, S.A. de C.V. holds a 24.14% indirect interest in MONACA and 40% in DEMASECA.  See “Item 3. Key Information—Risk Factors—Risks Related to Venezuela—The Venezuelan Companies are Currently Involved in Expropriation and Arbitration Proceedings” and “Item 10.  Additional Information—Material Contracts—Archer-Daniels-Midland.”

Our consolidated subsidiaries accounted for the following percentages and amount of our net sales in millions of pesos for the years ended December 31, 2013, 2012 and 2011.

	Year ended December 31,
	2013			2012			2011
	In Millions of Pesos		Percentage of Net Sales	In Millions of Pesos		Percentage of Net Sales	In Millions of Pesos		Percentage of Net Sales
Gruma Corporation	Ps.	27,801	52%	Ps.	26,932	50%	Ps.	24,098	50%
GIMSA	16,436		30	17,573		32	15,386		32
Molinera de México	4,983		9	5,046		9	4,633		10
Gruma Centroamérica	3,386		6	3,369		6	3,180		6
Others and eliminations	1,500		3	1,489		3	1,191		2
Total	Ps.	54,106	100	Ps.	54,409	100	Ps.	48,488	100

Share Purchase Transaction with Archer-Daniels-Midland

We entered into an association with Archer-Daniels-Midland in September 1996. Archer-Daniels-Midland is one of the world’s largest agricultural processors and traders.  Through our partnership we improved our position in the U.S. corn flour market and gained an immediate presence in the Mexican wheat flour market. See “Item 7.  Major Shareholders and Related Party Transactions—Transactions with Archer-Daniels-Midland.”  On December 14, 2012, we acquired the stake that Archer-Daniels-Midland owned directly and indirectly in the Company and certain of our subsidiaries (the ‘‘Equity Interests’’) through the exercise of a purchase option pursuant to certain rights of first refusal (the “ADM Transaction”), consisting of:

•                  18.81% of the then outstanding shares of Gruma S.A.B. de C.V. and, indirectly, an additional 4.35% of the then outstanding shares of Gruma, S.A.B. de C.V. via the acquisition of 45% of the shares of Valores Azteca, S.A. de C.V. (‘‘Valores Azteca’’), a company that owned 9.66% of the shares of Gruma, S.A.B. de C.V.;

•                  3% of the partnership interest of Valores Mundiales and Consorcio Andino, holding companies of the Venezuelan companies, MONACA and DEMASECA, respectively;

•                  40% of the shares of Molinera de Mexico, our wheat flour business in Mexico; and

•                  100% of the shares of Valley Holding Inc., a company that owns 20% of Azteca Milling, our corn flour business in the United States.

The Equity Interests were acquired from Archer-Daniels-Midland for U.S.$450 million plus a contingent payment of up to U.S.$60 million, which contingent payment is payable only if during the 42 months following the closing of the ADM Transaction certain conditions are met. See “Item 10.  Additional Information—Material Contracts.” The economic terms of the ADM Transaction were based on the terms contained in the offer made by a third party to Archer-Daniels-Midland for the purchase of the Equity Interests. As a result of the ADM Transaction, Archer-Daniels-Midland no longer holds an ownership interest in the Company.

Based on a fairness opinion issued by an Independent Expert, as well as the financial analysis conducted by our management, we believe that, at the agreed values for the ADM Transaction, the ADM Transaction will generate a significant economic benefit and substantial creation of value for the Company because of the higher net income attributable to shareholders that we will obtain due to the increase of our interest in Azteca Milling and Molinera de México.  We believe this benefit will occur regardless of whether we will be required to make the contingent payment.

To fund the ADM Transaction, GRUMA obtained short-term unsecured loan facilities for a total amount of U.S.$400 million with maturities of up to a year (the ‘‘Short-Term Facilities’’), and used proceeds from Gruma Corporation’s revolving syndicated credit facility with Bank of America, N.A. We refinanced the Short-Term Facilities in 2013. See “Item 5—Operating and Financial Review and Prospects—Indebtedness.”

Capital Expenditures

Our capital expenditure program continues to be primarily focused on our core businesses and markets.  Capital expenditures for 2011, 2012, and 2013 were U.S.$188 million, U.S.$ 197 million and U.S.$114 million, respectively.  During 2011, capital expenditures were primarily applied to production capacity expansions, manufacturing and technology upgrades, particularly in the U.S., Mexico and Europe.  We also made certain acquisitions throughout 2011, including the purchase of the leading producer of corn grits in Turkey, two tortilla plants in the U.S. and the leading tortilla manufacturer in Russia. During 2012 and 2013, capital expenditures were applied primarily to production capacity expansions, general manufacturing and technology upgrades in Gruma Corporation and GIMSA.

We have budgeted approximately U.S.$ 160 million for capital expenditures in 2014, which we intend to use mainly for production capacity expansions, general manufacturing and technology upgrades, especially in Gruma Corporation and GIMSA.  We anticipate financing these expenditures throughout the year through internally generated funds and debt.

The following table sets forth the aggregate amount of our capital expenditures during the periods indicated.

	Year ended December 31
	2013	2012	2011
	(in millions of U.S. dollars)(1)
Gruma Corporation	$73.6	$123.9	$126.9
GIMSA	44.2	34.3	19.2
Molinera de México	4.6	15.8	5.7
Gruma Centroamérica	3.9	5.3	7.1
Others and eliminations	(11.9)	17.7	28.8
Total consolidated	$114.4	$197.0	$187.7

(1)         Amounts in respect of some of the capital expenditures were paid for in currencies other than the U.S. dollar.  As a result, U.S. dollar amounts presented in the table above may not be comparable to data contained elsewhere in this Annual Report, which is expressed on the basis of the peso/dollar exchange rate as of December 31, 2013, unless otherwise specified.

For more information on capital expenditures for each subsidiary, please see the section entitled “Operations and Capital Expenditures” below.

BUSINESS OVERVIEW

We believe we are one of the largest corn flour and tortilla producers in the world. We also believe we are one of the leading producers of corn flour and tortillas in the United States, and one of the leading producers of corn flour and wheat flour in Mexico. We believe that we are also one of the largest producers of corn flour and tortillas in Central America, one of the largest producers of tortilla and other flatbreads, including pita, naan, chapatti, pizza bases and piadina in Europe, Asia and Oceania, and one of the leading producers of corn grits in Europe and the Middle East. Our focus has been and continues to be the efficient and profitable expansion of our core business—corn flour and tortilla. We pioneered the dry corn flour method of tortilla production, which offers several advantages over the centuries-old traditional wet corn dough method. These advantages include higher production yields, reduced production costs, more uniform quality and longer shelf life. The dry corn flour method of production offers significant opportunities for growth. Using our technology and know-how, we expect to encourage tortilla and tortilla chip producers in the United States, Mexico, Central America, and elsewhere to convert to the dry corn flour method of tortilla and tortilla chip production. We also believe there are significant opportunities for growth in our other core businesses, especially tortillas in the United States, Europe, Asia and Oceania.

The following table sets forth our consolidated revenues by geographic market for the years ended December 31, 2013, 2012 and 2011.

	Year ended December 31,
	2013		2012		2011
	(in millions of pesos)
United States and Europe	Ps.	27,761	Ps.	26,901	Ps.	23,901
Mexico	21,181		22,270		19,870
Central America	3,386		3,369		3,180
Asia and Oceania	1,778		1,869		1,537
Total	Ps.	54,106	Ps.	54,409	Ps.	48,488

Strategy

Our strategy is to focus on our core business—corn flour and tortilla, as well as to expand our product portfolio towards the flatbreads category in general —and to capitalize upon our leading positions in the corn flour and tortilla industries.  We will continue taking advantage of the increasing popularity of Mexican food and, more importantly, tortillas, in the U.S., European, Asian and Oceania markets.  We will also continue taking advantage of the adoption of tortillas by the consumers of several regions of the world for the preparation of different recipes other than Mexican food.  Our strategy includes the following key elements:

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

Encourage Transition from the Traditional Cooked-Corn Method to the Dry Corn Flour Method as Well as New Uses for Corn Flour, and Continue to Establish MASECA® as a Leading Brand: We pioneered the dry corn flour method of tortilla production, which offers several advantages over the centuries-old traditional wet corn dough method.  We continue to view the transition from the traditional method to the dry corn flour method of making tortillas and tortilla chips as the primary opportunity for increased corn flour sales.  We see an opportunity for further potential growth in the fact that the dry corn flour method is more environmentally friendly than the traditional method.  We are also working to expand the use of corn flour in the manufacture of different types of products besides tortillas and tortilla chips.

Enter and Expand in the Tortilla and Flatbread Markets in Other Regions of the World: We believe that markets in other continents such as Europe, Asia and Oceania offer us significant opportunities.  We believe our current operations in Europe will enable us to better serve markets there and in the Middle East.  Our presence in Asia and Oceania will enable us to offer our customers in those regions fresh products and respond more quickly to their needs.

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

Sales and Marketing.  Mission Foods serves both retail and food service customers.  In the U.S., retail customers represented approximately 80% of our sales volume in 2013, including supermarkets, mass merchandisers, membership stores and smaller independent stores.  Our food service customers include major chain restaurants, food service distributors, schools, hospitals and the military.  In our European business, approximately half of our tortilla production is allocated to retail sales, and the other half to the food service segment, including quick-service restaurants and food processors.

For the U.S. tortilla market, Mission Foods’ current marketing strategy is to focus on core products and drive organic, profitable, and sustainable growth, while creating a strong value proposition for our consumers through superior consumer knowledge and understanding, excellence in customer service and effective marketing programs. Mission Foods promotes its products primarily through merchandising programs with supermarkets, and, to a lesser extent, joint promotions with other companies’ products that may be complementary to ours as well as radio and television advertising, targeting both Hispanic and non-Hispanic populations.  We believe these efforts have contributed to greater consumer awareness, and household penetration.  Mission Foods also targets food service companies and works with restaurants, institutions and distributors to address their individual needs and provide them with a full line of products.  Mission Foods continuously attempts to identify new customers and markets for its tortillas and related products in the United States and in Europe.

Azteca Milling distributed approximately 38% of the corn flour it produces to Mission Foods’ plants throughout the United States and Europe in 2013.  Azteca Milling’s third-party customers consist largely of other tortilla manufacturers, corn chip producers, retail customers and wholesalers.  Azteca Milling sells corn flour in various quantities, ranging from four-pound retail packages to bulk railcar loads.

We anticipate growth in the U.S. market for corn flour, tortillas, and related products.  We believe that the growing consumption of Mexican-style foods by non-Hispanics will continue to increase demand for tortillas and tortilla related products, particularly wheat flour tortillas.  Also influential is the fact that tortillas are no longer solely used as ingredients in Mexican food; for example, tortillas are also used for wraps, which will continue to increase demand for tortillas.  Growth in the U.S. corn flour market is attributable to the conversion of tortilla and tortilla chip producers from the wet corn dough process to our dry corn flour method, the increase of the Hispanic population, the consumption of tortillas and tortilla chips by the general consumer market, and stronger and increased distribution.

Competition and Market Position.  We believe Mission Foods is one of the leading manufacturers of tortillas and related products throughout the United States and Europe.  We believe the tortilla market is highly fragmented, regional in nature and extremely competitive.  Mission Foods’ main competitors are hundreds of tortilla producers who manufacture locally or regionally and tend to be sole proprietorships.  However, a few competitors have a presence in several U.S. regions such as Olé Mexican Foods, El Milagro and Reser’s Fine Foods, among others.  In addition, a few large companies have tortilla manufacturing divisions that compete with Mission Foods, for example, Tyson, Bimbo, Hormel Foods, and General Mills.

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

We strongly believe there is significant growth potential for tortillas, wraps and other flatbreads in all geographic areas of Europe and also through multiple channels, for example, in the retail and food service channels.  Mexican-based cuisine is gaining popularity in key markets.  Likewise, consumer trends indicate a growing need for versatile, healthy, nutritious and tasty food on-the-go, as well as for more interesting food accompaniments.  Our products address all of these needs, and their profile allows them to be easily customized to local cultures.  Mission Foods is well-placed to both drive and benefit from this situation in the coming years.

We believe Mission Foods is one of the leading tortilla producers in Europe with the main competitors being Santa Maria, General Mills and Aryzta.  There are a number of more recent players occupying niche positions in tortilla production, operating in Europe.

Operations and Capital Expenditures.  Annual total production capacity for Gruma Corporation is estimated at 2.4 million metric tons as of December 31, 2013, with an average utilization of 77% in 2013.  The average size of our plants as of December 31, 2013 was approximately 9,642 square meters (about 103,788 square feet).

Capital expenditures for the past three years were U.S.$324 million, and were primarily used for capacity expansions and general manufacturing and technology upgrades.  Capital expenditures for such period were also used for: (i) the acquisition in 2011 of two tortilla plants in the United States, Albuquerque Tortilla Company and Casa de Oro Foods, for U.S.$9 million and U.S.$23 million, respectively; (ii) the acquisition in 2011 of Solntse Mexico, the leading tortilla and corn chips manufacturer in Russia, for U.S.$9 million; (iii)  the acquisition in 2011 of Semolina, the Turkish market leading producer of corn grits, for U.S.$17 million; (iv) the acquisition in 2012 of Tortilleria Mexicana, a corn related products manufacturer in the Netherlands, for U.S.$2.3 million; and (v) the construction of a new tortilla plant in Florida in 2012.

Gruma Corporation’s projected capital expenditures for 2014 are expected to be approximately U.S.$80 million, mainly for production capacity expansions and manufacturing and technology upgrades at existing plants.

Mission Foods produces its tortillas and other related products at 27 manufacturing facilities worldwide.  Twenty two of these facilities are located in large population centers throughout the United States and five are located in Europe.  During 2009, Mission Foods closed three manufacturing facilities located in Las Vegas, Fort Worth and El Paso.  Mission Foods has shifted production to other plants to achieve savings in overhead costs.  Mission Foods will consider reopening the Fort Worth plant should market demands require additional capacity. Outside the United States, Mission Foods has two plants in England, two plants in The Netherlands, and one plant in Russia.

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

Azteca Milling produces corn flour at six plants located in Amarillo, Edinburg and Plainview, Texas; Evansville, Indiana; Henderson, Kentucky; and Madera, California.  Gruma Corporation also produces corn flour and corn grits at our plants in Ceggia, Italy; Cherkassy, Ukraine; and Samsun, Turkey.  The majority of our plants are located within important corn growing areas.  Due to Azteca Milling’s manufacturing practices and processes, all six facilities located in the U.S. have achieved ISO 9002 certification as well as the AIB certification.  Our corn flour plants in Italy and Ukraine have obtained the BRC certification.  Additionally, our corn flour mill in Italy obtained the OHSAS 18001 international workplace safety standards certification, and our corn flour plant in Turkey has obtained the International Featured Standards certification, among others.

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

Corn flour for Mission Foods U.S. operations is supplied by Azteca Milling, and to a much lesser extent, by GIMSA.  Corn flour for Mission Foods European operations is supplied mainly by our corn mill in Italy.

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

GIMSA—Corn Flour Operation

Principal Products.  GIMSA produces corn flour in Mexico, which is then used in the preparation of tortillas and other related products.  GIMSA also produces wheat flour and other related products, to a lesser extent.

We believe GIMSA is one of the largest corn flour producers in Mexico.  GIMSA estimates that its corn flour is used in one quarter of the corn tortillas consumed in Mexico.  It sells corn flour in Mexico mainly under the brand name MASECA®.  MASECA®, a standard fine-textured, white corn flour is a ready-mixed corn flour that becomes dough when water is added.  This corn dough can then be pressed to an appropriate thickness, cut to shape and cooked to produce tortillas and similar food products.

GIMSA produces over 50 varieties of corn flour for the manufacture of different food products which are developed to meet the requirements of our different types of customers according to the kind of tortillas they produce and markets they serve.  It sells corn flour to tortilla and tortilla chip manufacturers as well as in the retail market.

Sales and Marketing.  GIMSA sells packaged corn flour in bulk mainly to thousands of small tortilla manufacturers, or tortillerías, which purchase in 20-kilogram sacks and produce tortillas on their premises for sale to local markets.  To a lesser extent, GIMSA also sells corn flour in bulk to supermarkets’ in-store tortillerías and snack manufacturers.  Additionally, GIMSA sells corn flour in the retail market in one-kilogram packages.

The following table sets forth GIMSA’s bulk and retail sales volume of corn flour, and other products for the periods indicated.

	Year Ended December 31, (tons in thousands)
	2013		2012		2011
	Tons	%	Tons	%	Tons	%
Corn Flour
Bulk	1,443	78	1,517	77	1,528	78
Retail	242	13	284	14	292	15
Other	167	9	182	9	139	7
Total	1,852	100	1,983	100	1,959	100

Retail sales of corn flour are channeled to two distinct markets: urban centers and rural areas.  Sales to urban consumers are made mostly through supermarket chains that use their own distribution networks to distribute MASECA® corn flour or through wholesalers who sell the product to smaller grocery stores throughout Mexico.  Sales to rural consumers are made principally through the Mexican government’s social welfare retail chain, a social and distribution program named Diconsa, S.A. de C.V., or DICONSA, which consists of a network of small government-owned stores and which supplies rural areas with basic food products.

Mexico’s tortilla industry is highly fragmented, consisting mostly of tortillerías, many of which continue to utilize, what is in our opinion, the relatively inefficient wet corn dough method of tortilla production (the traditional method).  We estimate that the traditional wet corn dough method accounts for approximately 64% of all tortillas produced in Mexico.  Tortilla producers that do not utilize corn flour buy the wet dough from dough producers or buy and mill their own corn and produce wet corn dough themselves.

We believe the preparation of tortillas using the dry corn flour method possesses several advantages over the traditional method.  This traditional method is a rudimentary practice requiring more energy, time and labor because it involves cooking the corn in water with lime, milling the cooked corn, creating and shaping the dough, and then making tortillas from that dough.  We pioneered the dry corn flour method in which we mill the raw corn in our facilities into corn flour.  Tortilla producers and consumers, once they acquire the corn flour, may then simply add water to quickly transform the flour into wet dough to produce tortillas.  Our internal studies show that the dry corn flour method consumes less water, electricity, fuel and labor.  We estimate that one kilogram of corn processed through the dry corn flour method yields more tortillas on average than a similar amount of corn processed using the traditional method.  Corn flour is also transported more easily and under better sanitary conditions than wet corn dough and has a shelf life of approximately three months depending on storage conditions, compared with one or two days for wet corn dough.  Additionally, the corn flour’s longer shelf life makes it easier for consumers in rural areas, where tortillerías are relatively scarce, to produce their own tortillas.

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

GIMSA has embarked on several programs to promote corn flour sales to tortilla producers and consumers.  GIMSA offers incentives to potential customers, such as small independent tortillerías, to convert to the dry corn flour method from the traditional wet corn dough method.  The incentives GIMSA offers include new, easy to use equipment designed specifically for small-volume users, financing, and individualized training.  For example, in order to assist traditional tortilla producers in making the transition to corn flour, GIMSA also sells specially designed mixers made by Tecno Maíz, S.A. de C.V., or Tecnomaíz, one of our research and development subsidiaries.  For more information about our research and development department, see “Item 4—Information on the Company—Miscellaneous—Technology and Equipment Operations.” GIMSA also helps its tortillería customers to improve sales by directing consumer promotions to heighten the desirability of their products and increase consumption, which, in turn, should increase corn flour sales and our brand equity.

During 2013, GIMSA changed its marketing and advertising strategy, now focusing on supporting its points of sale to reach the clients directly, and strengthen its distributors in order to increase MASECA’s market presence and reinforce the latter’s image and brand recognition.

GIMSA is aware of the dynamism of the Mexican market.  In order to adapt quickly and to anticipate new customers’ needs, GIMSA continued diversifying its sales force in specialized teams to be able to satisfy different types of customers, focusing primarily in increasing product availability and achieving higher market coverage.  GIMSA also continues working on the conversion of customers from the traditional process of preparing tortillas to our corn flour method, for which we have agents whose main goal is to show tortilla manufacturers that use the traditional method, the benefits of corn flour and its use method, seeking to change its manufacturing process and the raw materials they use for producing tortillas. GIMSA has also developed a new kind of corn flour called “Nixtamasa” whose characteristics resemble the dough that is produced via the traditional method.

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

Competition and Market Position.  GIMSA faces competition on three levels—from other corn flour producers, from sellers of wet corn dough and from the many tortillerías that produce their own wet corn dough on their premises.  We estimate that the traditional wet corn dough method accounts for approximately 64% of all tortillas produced in Mexico.GIMSA’s biggest challenge in increasing its market share is the prevalence of the traditional method.  In the corn flour industry, GIMSA’s principal competitors are Grupo Minsa and a few regional corn flour producers.  OPTIMASA, a subsidiary of Cargill de México, has offered corn flour in the central region of Mexico since 2005.  Hari Masa has also become a competitor for GIMSA.  Hari Masa’s primary area of influence is the Northeastern area. Hari Masa has also expanded its operations to the Gulf and Eastern part of Mexico since 2010, and built a plant in Tabasco in 2013 for the southeast market.  We compete against other corn flour manufacturers on the basis of quality, brand recognition, technology, customer service and nationwide coverage.  We believe that GIMSA has certain competitive advantages resulting from its proprietary technology, greater economies of scale and broad geographic coverage, which may provide it with opportunities to more effectively source raw materials and reduce transportation costs.

Operations and Capital Expenditures.  GIMSA currently owns 19 corn flour mills, all of which are located throughout Mexico, typically within corn growing regions and those of large tortilla consumption.  GIMSA also owns two more plants, one of which produces wheat flour and the other, corn grits and several types of corn based products.  Three of GIMSA’s plants are idle.  The Chalco plant has been inactive since October 1999. GIMSA will consider reopening this plant should market demands require additional capacity.  The other two plants (Monterrey and Celaya) have been idle since February 2006.  These assets are currently being depreciated.

Annual total production capacity for GIMSA is estimated at 3 million metric tons as of December 31, 2013, with an average utilization of 61% in 2013.  The average size of our plants as of December 31, 2013 was approximately 20,342 square meters (approximately 218,881 square feet).

In recent years, GIMSA’s capital expenditures were primarily used to upgrade technology, corn flour production processes and capacity expansions at certain plants.  GIMSA spent U.S.$98 million for these purposes from 2011 to 2013.  GIMSA currently projects total capital expenditures during 2014 of approximately U.S.$40 million, which will be used primarily for updating technology and production capacity expansion projects at certain plants.

During 2013 and pursuant to an agreement between GIMSA and Investigación de Tecnología Avanzada, or INTASA, INTASA provided technical assistance to each of GIMSA’s operating subsidiaries for which each paid to INTASA a fee equal to 0.5% of its consolidated net sales.  Each of GIMSA’s corn flour facilities uses proprietary technology developed by our technology and equipment operations.  For more information about our in-house technology and design initiatives, see “Item 4—Information on the Company—Miscellaneous—Technology and Equipment Operations” and “Item 4—Information on the Company—Organizational Structure—INTASA.”

Seasonality.  The demand for corn flour varies slightly with the seasons, with some minor increases during the December holidays.

Raw Materials.  Corn is the principal raw material required for the production of corn flour, and constituted 61% of GIMSA’s cost of sales for 2013.  We purchase corn primarily from Mexican growers and grain elevators, and from world markets usually at international prices.  Most of our domestic corn purchases are made through ASERCA, a governmental program established and supported by the Mexican Ministry of Agriculture, where contracts are entered into once the corn is planted to guarantee price and delivery upon harvest.  Compañía Nacional Almacenadora, S.A. de C.V., a subsidiary of GIMSA, enters into contracts for GIMSA, purchases the corn, and also monitors, selects, handles and ships the corn.

We believe that the diverse geographic locations of GIMSA’s production facilities in Mexico enable GIMSA to achieve savings in raw material transportation and handling.  In addition, by sourcing corn locally for its plants, GIMSA is better able to communicate with local growers concerning the size and quality of the corn crop and is better able to maintain quality control.  In Mexico, GIMSA purchases corn on delivery in order to strengthen its ability to obtain the highest quality corn on the best terms.

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

Molinera de México—Wheat Flour Operation

Principal Products.  In 1996, through our former association with Archer-Daniels-Midland, we entered the wheat milling market in Mexico by acquiring a 60% ownership interest in Archer-Daniels-Midland’s wheat flour operation, Molinera de México.  However, as a result of the ADM Transaction we now hold a 100% ownership interest in Molinera de México. See “Item 4.  Information on the Company—Share Purchase Transaction with Archer-Daniels-Midland.” Molinera de México’s main product is wheat flour, although it also sells wheat bran and other byproducts. Our wheat flour brands are REPOSADA®, PODEROSA® and SELECTA®, among others.  SELECTA®, is our main brand in the retail segment.

Sales and Marketing.  In 2013, approximately 85% of Molinera’s wheat flour production was sold in bulk and 15% was sold for the retail segment.  Most of the bulk sales are made to thousands of traditional bakeries and tortillerías, supermarkets’ in-store bakeries and, to a lesser extent, to cookie and pasta manufacturers.  Most of the retail sales are made to large supermarkets and wholesalers throughout Mexico. Through wholesalers, our products are distributed to small grocery stores.

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

Competition and Market Position.  We believe that we are one of Mexico’s largest wheat flour producers based on revenues and sales volume.  Molinera de México competes with many small wheat flour producers.  We believe the wheat flour industry is highly fragmented and estimate that there are over 50 participants that operate 90 wheat milling plants.  Our main competitors are Altex, Trimex, La Moderna, Tablex, La Espiga, Elizondo, Anáhuac, among others.

Operations and Capital Expenditures.  We own and operate nine wheat flour plants, including one in which we hold only a 40% ownership interest.  Annual total production capacity for Molinera de México is estimated at 920 thousand metric tons as of December 31, 2013, with an average utilization of 79% in 2013, including production volume for third parties for which Molinera de México receives a fee.  On average, the size of our plants as of December 31, 2013 was approximately 12,291 square meters (approximately 132,256 square feet).  Capital expenditures from 2011 to 2013 amounted to U.S.$26 million mainly for capacity expansions and general manufacturing and technology upgrades.  Molinera de México’s capital expenditures in 2014 are projected to be U.S.$10 million, which will be used primarily for production capacity expansion on several wheat mills and general manufacturing and technology upgrades.

Seasonality.  Molinera de México’s sales are subject to seasonality.  Higher sales volumes are achieved in the fourth and first quarters during the winter, when we believe per capita consumption of wheat-based products, especially bread and cookies, increases due in part to cold weather and the celebration of holidays occurring during these quarters.

Raw Materials.  Wheat is the principal raw material required for the production of wheat flour and constituted 74% of Molinera de México’s cost of sales for 2013.  Molinera de México purchased approximately 38% of its wheat from Mexican growers in 2013, and 62% from international markets.  Molinera de México purchases domestic wheat from local farmers and farmers’

associations through ASERCA, a governmental program established and supported by the Mexican Ministry of Agriculture, where contracts are entered into once the wheat is planted to guarantee price and delivery upon harvest.  Wheat is also sourced from foreign producers in the United States and Canada through different trading companies.  Purchases are made based on short-term requirements with the aim of maintaining adequate levels of inventories.

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

Gruma Centroamérica

Principal Products.  Gruma Centroamérica produces corn flour, and to a lesser extent, tortillas and snacks.  We also cultivate and sell hearts of palm and process and sell rice.  We believe we are one of the largest corn flour producers in the region.  We sell corn flour under the MASECA®, TORTIMASA®, MASARICA®, MINSA® and JUANA® brands.  In Costa Rica, we sell tortillas under the TORTIRICAS® and MISSION® brands.  We operate a Costa Rican snack business which manufactures tortilla chips, potato chips and similar products under the TOSTY®, RUMBA®, BRAVOS® and TRONADITAS® brands.  Hearts of palm are exported to numerous European countries as well as the United States, Canada, Chile and Mexico.

Sales and Marketing.  80% of Gruma Centroamérica’s sales volume in 2013 derived from the sale of corn flour.

Gruma Centroamérica corn flour bulk sales are oriented predominantly to small tortilla manufacturers through direct delivery and wholesalers.  Supermarkets make up the customer base for retail corn flour.  Bulk sales volume represented approximately 53% and retail sales represented approximately 47% of Gruma Centroamérica’s corn flour sales volume during 2013.

Competition and Market Position.  We believe that Gruma holds a strong leadership position in the corn flour market in Central America based on revenues and sales volume.  We believe that there is significant potential for growth in Central America as corn flour was used in only approximately 17% of all tortilla production in 2013; the majority of tortilla manufacturers use the wet corn dough method.  We believe that Gruma is the largest producer of tortillas and snacks in Costa Rica.

Within the corn flour industry, the brands of our main competitors are: Del Comal, Doña Blanca, Selecta, Bachosa, Más Tortilla, Chortimasa, Instamasa and Doñarepa.  However, our key growth opportunity is to convert tortilla manufacturers that still use the traditional method to our corn flour method.

Operations and Capital Expenditures.  We had an annual installed production capacity of 323 thousand tons for corn flour and other products as of December 31, 2013, with an average utilization of approximately 66% during 2013.  We operate one corn flour plant in each of Costa Rica, Honduras, El Salvador, and Guatemala, for a total of four plants throughout the region.  In Costa Rica, we also have one plant producing tortillas, one plant producing snacks, one plant processing hearts of palm and one plant processing rice.  In Nicaragua and Honduras we have small tortilla plants, while in Guatemala we have a small plant that produces snacks and in Ecuador we have a small facility which processes hearts of palm.  On average, the size of our plants as of December 31, 2013 was approximately 7,100 square meters (approximately 76,424 square feet).

During 2011, 2012 and 2013 most of our capital expenditures were oriented towards general manufacturing upgrades and production capacity expansions at existing corn flour plants.  Total capital expenditures for the past three years were approximately U.S.$16 million.  Capital expenditures for 2014 are projected to be U.S.$5 million, which will be used primarily for general manufacturing and technology upgrades.

Seasonality.  Typically, corn flour sales volume is lower during the first and fourth quarters of the year due to higher corn availability and lower corn prices.

Raw Materials.  Corn is the most important raw material needed in our operations, representing 35% of the cost of sales during 2013, and is obtained primarily from imports from the United States and from local growers.  Price fluctuation and volatility are subject to domestic conditions, such as annual crop results and international conditions.

Discontinued Operations — Venezuelan Companies

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

As a result of the aforementioned transactions and the ADM Transaction, we currently own 75.86% of Valores Mundiales and RFB Holdings de Mexico, S.A. de C.V. owns the remaining 24.14%.  As of December 31, 2013, Valores Mundiales was the sole registered shareholder of MONACA.  In addition, we own 60% of Consorcio Andino and RFB Holdings de Mexico, S.A. de C.V. owns the remaining 40%.  As of December 31, 2013, Consorcio Andino was the sole registered shareholder of DEMASECA.  MONACA and DEMASECA are collectively referred to as “Venezuelan Companies.”

On May 12, 2010, the Bolivarian Republic of Venezuela published the Expropriation Decree, which announced the forced acquisition of all goods, movables and real estate of our subsidiary company in Venezuela, MONACA.  The Republic has expressed to GRUMA’s representatives that the Expropriation Decree extends to our subsidiary DEMASECA.  On January 22, 2013, the Ministry of Popular Power for Internal Relations published a Providence designating Special Managers with the broadest powers to execute all necessary actions with the purpose of achieving continuity and avoiding the disruption of operations of MONACA and DEMASECA.  This Providence granted the Special Managers the broadest authority in order to safeguard the possession, care, custody, use, and conservation of movable and immovable assets of MONACA and DEMASECA. Accordingly, as of the date of this Providence, the Republic has had control of MONACA and DEMASECA through the Special Managers, who are neither appointed nor employed by GRUMA or its subsidiaries Valores Mundiales or Consorcio Andino. As a consequence of the Providence and on the date it was published, we concluded that we had lost control of the Venezuelan Companies and ceased the consolidation of the operations of MONACA and DEMASECA in our financial statments as of January 22, 2013 and now report them as a discontinued operation. See “Item 8—Legal Proceedings—Venezuela—Expropriation Proceedings by the Venezuelan Government.”

Since the issuance of this Providence, the role of GRUMA and its subsidiaries Valores Mundiales and Consorcio Andino in the management of MONACA and DEMASECA, is limited to preventing deterioration of the productivity of MONACA and DEMASECA, since now that the Special Managers designated by the Republic possess the broadest management authority over these companies in accordance with the Providence.

Miscellaneous—Technology and Equipment Operations

We have developed our own technology operations since our founding.  Since 1975 our technology and equipment operations had been conducted principally through INTASA, which had two subsidiaries: Tecno Maíz, S.A. de C.V., or Tecnomaíz, and Constructora Industrial Agropecuaria, S.A. de C.V., or CIASA. As of March 21, 2014, INTASA was merged into Gruma, S.A.B. de C.V., and ceased to exist. See “Item 4—Information on the Company—Organizational Structure—INTASA.”

The principal activity of Tecnomaíz and CIASA is to provide research and development, equipment, and construction services to us and small equipment to third parties.  Through Tecnomaíz, we also engage in the design, manufacture and sale of machines for the production of tortillas and tortilla chips.  The machinery for the tortilla industry includes a range of capacities, from machines that make 15 to 300 corn tortillas per minute to dough mixers.  The equipment is sold under the TORTEC® and BATITEC® trademarks in Mexico.  Tecnomaíz also manufactures high volume energy efficient corn tortilla, wheat tortilla and tortilla chip systems that can produce up to 1,200 corn tortillas per minute, 600 wheat tortillas per minute and 3,000 pounds of chips per hour. CIASA administers and supervises the design and construction of our new plants and also provides advisory services and training to employees of our corn flour and tortilla manufacturing facilities.  We manufacture corn tortilla-making machines for sale to tortilla manufacturers and for use in “in-store tortillerías,” as well as high-capacity corn and flour tortilla-makers that are used only by us.

We have carried out proprietary technological research and development for corn milling and tortilla production as well as all engineering, plant design and construction through INTASA and CIASA.

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

On February 15, 2011, we concluded the sale of 177,546,496 shares of the capital stock of GFNorte at a price of Ps.52 per common share (the “GFNorte Sale”), resulting in cash proceeds of Ps.9,232 million before fees and expenses.  As a result of the sale of GFNorte’s shares, we no longer hold shares of GFNorte’s capital stock.

REGULATION

Mexican Regulation

Corn Commercialization Program

To support the commercialization of corn for Mexican corn growers, Mexico’s Secretary of Agriculture, Livestock, Rural Development, Fisheries and Food Ministry (Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, or SAGARPA), through the Agricultural Incentives and Trade Services Agency (Apoyos y Servicios a la Comercialización Agropecuaria, or ASERCA), a government agency founded in 1991, implemented a program designed to promote corn sales in Mexico.  The program includes the following objectives:

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

Environmental Regulations

Our Mexican operations are subject to Mexican federal, state and municipal laws and regulations relating to the protection of the environment.  The principal federal environmental laws are the Ley General de Equilibrio Ecológico y Protección al Ambiente, or General Law of Ecological Equilibrium and Protection of the Environment or Mexican Environmental Law, which is enforced by the Secretaría de Medio Ambiente y Recursos Naturales, or Ministry of the Environment and Natural Resources or SEMARNAT, the Ley General de Cambio Climático or Mexican Climate Change Law and the Ley Federal de Derechos or the Mexican Federal Law of Governmental Fees.  Under the Mexican Environmental Law, each of our facilities engaged in the production of corn flour, wheat flour, and tortillas is required to obtain an operating license from state environmental authorities upon initiating operations, and then periodically submit a certificate of operation to maintain the operating license.  Furthermore, the Mexican Federal Law of Governmental Fees requires that Mexican manufacturing plants pay a fee for water consumption and the discharge of residual waste water to drainage, whenever the quality of such water exceeds mandated thresholds.  Also, regulations have been issued concerning hazardous substances and water, air and noise pollution.  In particular, Mexican environmental laws and regulations, including the Mexican Climate Change Law, require that Mexican companies file periodic reports with respect to air and water emissions and hazardous wastes.  Additionally, they also establish standards for waste water discharge.  We must also comply with zoning regulations as well and rules regarding health, working conditions and commercial matters.  SEMARNAT and the Federal Bureau of Environmental Protection can bring administrative and criminal proceedings against companies that violate environmental laws, as well as close non-complying facilities.

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

Competition Regulations

The Ley Federal de Competencia Económica or Mexican Competition Law, and the Reglamento de la Ley Federal de Competencia Económica or Regulations of the Mexican Competition Law, regulate monopolies and monopolistic practices, and require Mexican government approval for certain mergers and acquisitions.  The Mexican Competition Law grants the government the authority to establish price controls for products and services of national interest through Presidential decree, and established the Comisión Federal de Competencia, or Federal Competition Commission, to enforce the law.  Mergers and acquisitions and other transactions that may restrain trade or that may result in monopolistic or anti-competitive practices or combinations must be approved by the Federal Competition Commission.  The current Mexican Competition Law may potentially limit our business combinations, mergers and acquisitions and may subject us to greater scrutiny in the future in light of our market presence, however we do not believe that this legislation will have a material adverse effect on our business operations.

Notwithstanding the above, on June 11, 2013, an amendment to article 28 of the Mexican Constitution regarding antitrust matters, was published in the Mexican Official Gazette. Through such amendment, the State will establish a new Comisión Federal de Competencia Económica, or Federal Competition Commission, which will have all powers necessary to fulfill its purpose, regulate access to essential materials, and order any divestiture of assets, rights, ownership interests or shares of economic firms, as necessary to eliminate any anti-competitive effects. It also set forth that the Congress shall issue a law in order to implement the amendments to article 28 of the Constitution. In this regard, on February 19, 2014, the Mexican President introduced a proposal to enact a new Ley Federal de Competencia Económica, or Mexican Competition Law. As of this date, the proposal has already been analyzed, discussed and approved by the Mexican House of Representatives and the Senate, and was sent to the Executive branch for publication.

Anti-Money Laundering Regulations

The Ley Federal para la Prevención e Identificación de Operaciones con Recursos de Procedencia Ilícita or Mexican Anti-Money Laundering Law was published on the Mexican Official Gazette of the Federation on October 17, 2012, and became effective on July 17, 2013. The purpose of this law is to prevent and detect operations carried out with funds obtained from illicit activities and prohibiting payments using cash for certain types of activities above certain amounts. Under this law, persons carrying out activities that are deemed as “vulnerable” are required to identify their clients and counterparties in such activities, to keep a detailed file in connection therewith, and under certain circumstances to report those activities to the Mexican Authorities. Most of the activities are deemed as “vulnerable” only when they exceed certain thresholds set forth in the law or regulations, and reporting of such activities is generally subject to higher thresholds.  Examples of such regulated activities are: granting of loans, granting credit facilities and guarantees, leasing real estate properties and receive donations, among others. Failure to comply with this law may result in monetary and penal sanctions. We believe we are currently in compliance in all material respects with this law and we do not believe it will have a material adverse effect on our business operations.

Tax Regulations

The economic package for the 2014 fiscal year was approved by the Mexican Congress on October 31, 2013, and resulted in a tax reform. This tax reform was published on December 11, 2013 in the Mexican Official Gazette of the Federation, and became effective on January 1, 2014. As part of this reform, a new Income Tax Law was encated, which abrogated the Income Tax Law in effect since 2002.

One of the main changes provided by the new Income Tax Law consists of eliminating the tax consolidation regime in force at that date. As a result, we have the obligation to pay the deferred tax determined at that time during the five-year period starting in 2014. Also a new optional regime was established for company groups and the Company has decided to opt out of the new regime for the 2014 year.

Other changes introduced in the new Income Tax Law, consist of: (i) establishing limits for exempt benefits in favor of workers; (ii) eliminating deductibility of the social security quotas (Cuotas IMSS) paid by the employer on behalf of the workers; (iii) reducing the limits for deductibility of automobile acquisition; and (iv) introducing a 10% withholding tax over dividends paid to natural persons and foreigners, among others.

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

Central American and Venezuelan Regulation

Gruma Centroamérica and the Venezuelan Companies are subject to regulation in each country in which they operate.  We believe that Gruma Centroamérica and the Venezuelan Companies are currently in compliance with all applicable legal requirements in all material respects.  See “Item 3. Key Information — Risk Factors — Risks Related to Venezuela.”

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

Note 32 to our audited consolidated financial statements discusses new accounting pronouncements under IFRS that will become effective in 2014 or thereafter. We do not currently expect that any of these will have a significant impact on the presentation of our financial statements.

Effects of Inflation

To determine the existence of hyperinflation, we evaluate the qualitative characteristics of the economic environment of each country, as well as the quantitative characteristics established by IFRS, including an accumulated inflation rate equal or higher than 100% in the past three years.  Pursuant to this analysis, Mexico is not considered to be hyperinflationary, with annual inflation rates of 4.4% in 2010, 3.82% in 2011, 3.57% in 2012 and 3.97% in 2013.

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

In addition to the above, our net income may be affected by changes in our foreign exchange gain or loss, which may be impacted by significant variations in the peso/dollar exchange rate.  During 2011, 2012 and 2013, we recorded a net foreign exchange gain of Ps.41 million, a loss of Ps.(82) million and a gain of Ps.56 million, respectively.

Venezuelan Companies Deconsolidation

As disclosed in Note 28 to our audited consolidated financial statements, we concluded that we lost control of our Venezuelan operations, MONACA and DEMASECA on January 22, 2013. Consequently and as a result of such loss of control, we proceeded with the following:

a)             ceased the consolidation of the financial information of MONACA and DEMASECA starting January 22, 2013 and derecognized the assets and liabilities of these companies from the consolidated balance sheet; for disclosure and presentation purposes, we consider these subsidiaries as a significant segment and therefore, applying the guidelines from IFRS 5 MONACA and DEMASECA are presented as discontinued operations; consequently, the results and cash flows generated by these Venezuelan companies for the periods presented are reported as discontinued operations;

b)             the amounts recognized in other comprehensive income relating to these companies were reclassified to the consolidated income statement as part of the results from discontinued operations, considering that MONACA and DEMASECA were disposed of due to the loss of control;

c)              recognized the investment in MONACA and DEMASECA as a financial asset, classifying it as an available-for-sale financial asset. We classified our investment in these companies as available for sale since management believes it is the appropriate treatment applicable to a non-voluntary disposition of assets and the asset does not fulfill the requirements of classification in another category of financial assets. Following the applicable guidelines and considering that the range of reasonable fair-value estimates was significant and the probabilities of the various estimates within the range could not be reasonably assessed, we recognized this financial asset at its carrying value translated to the functional currency of GRUMA using an exchange rate of Ps.2.9566 per bolivar (4.3 Venezuelan bolivars per U.S. dollar), which was effective at the date of the loss of control, and not at its fair value.The investment in MONACA and DEMASECA is subject to impairment tests at the end of each reporting period when there is objective evidence that the financial asset is impaired. At December 31, 2013, no impairment for these assets was identified.

While awaiting resolution on this matter and as required by IFRS, we performed impairment tests on the investments in MONACA and DEMASECA to determine a potential recoverable amount using two valuation techniques: 1) an income approach considering estimated future cash flows as a going concern business, discounted at present value using an appropriate discount rate (weighted average cost of capital) of 13.7% and an estimated future exchange rate of 11.3 Venezuelan bolivars per U.S. dollar, and 2) a market approach, such as the public company market multiple method using implied multiples such as earnings before interest, taxes, depreciation and amortization, and revenues of comparable companies adjusted for liquidity, control and disposal expenses. In both cases, the potential recoverable amounts using the income and market approach were higher than the carrying value of these investments and therefore, no impairment adjustment was deemed necessary.

The historical value of the net investment in MONACA and DEMASECA at January 22, 2013, the date when we ceased the consolidation of the financial information of MONACA and DEMASECA, was Ps.2,913,760 and Ps.195,253, respectively. Additionally, at December 31, 2013 certain subsidiaries of GRUMA have accounts receivable with the Venezuelan companies totaling Ps.1,137,718. According to tests performed by us, these receivables are not impaired.

For more information about discontinued operations of the Venezuelan Companies, please see Note 28 to our audited consolidated financial statements.

Exchange Rates in Venezuela

In March 2013, the Venezuelan government announced the creation of an alternative exchange mechanism called the Supplementary System of Foreign Exchange Administration (Sistema Complementario de Administración de Divisas, SICAD). The SICAD operates as an auction system that allows entities in specific sectors to buy foreign currency for imports. This is not a free auction (that is, the counterpart that offers the highest price does not necessarily have the right to receive the foreign currency). Each auction may have different rules (for example, the minimum and maximum amount of foreign currency that may be offered to exchange). Limited amounts of dollars are available and entities do not commonly get the full amount for which they entered in auction. During December 2013, the Venezuelan government authorized the Central Bank of Venezuela to publish the average exchange rate resulting of SICAD auctions. During the weeks commencing on December 23 and December 30, 2013, the Central Bank of Venezuela published on its website the average exchange rate for auctions No.13 and No.14 (11.30 Venezuelan bolivars per U.S. dollar).

On January 24, 2014, Exchange Agreement No. 25 became effective, which establishes the concepts to which the SICAD exchange rate (11.30 Venezuelan bolivars per U.S. dollar) applies, for sale of foreign currency operations. In addition, the agreement also provides that the sale operation of foreign currency, whose clearance has been requested to the Central Bank of Venezuela before the Exchange Agreement No. 25 became effective, will be settled at the exchange rate effective on the date on which such operations were authorized. This Exchange Agreement No.25 will result in a net foreign exchange loss of Ps.142,079 to us in 2014, which will be presented as discontinued operations, this exchange loss is originated by certain accounts receivable maintained with the Venezuelan companies as of December 31, 2013 which are expected to be settled at this new exchange rate (11.30 Venezuelan bolivars per U. S. dollar).

For more information, please see Note 6 to our audited consolidated financial statements.

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

We use estimates in three specific areas that have a significant effect on these amounts: (a) the rate of increase in salaries that we assume we will observe in future years, (b) the discount rate that we use to calculate the present value of our future obligations and the expected returns on plan assets and (c) the expected rate of inflation.  The assumptions we have applied are identified in Note 19 to our audited consolidated financial statements.  These estimates are determined based on actuarial studies performed by independent experts using the projected unit credit method.  The latest actuarial computation was prepared as of December 31, 2013.  We review the estimates each year, and if we change them, our reported expense for post-employment benefits may increase or decrease according to market conditions.

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

•                  the effect of government initiatives and policies; and

•                  the effect from variations on interest rates and exchange rates.

RESULTS OF OPERATIONS

The following table sets forth our consolidated income statement data on an IFRS basis for the years ended December 31, 2013, 2012, and 2011, expressed as a percentage of net sales.  All financial information has been prepared in accordance with IFRS.  For a description of the method, see “Presentation of Financial Information” and “Item 5.  Operating and Financial Review and Prospects—Overview of Accounting Presentation.”

	Year Ended December 31,
	2013	2012	2011
Income Statement Data
Net sales	100%	100%	100%
Cost of sales	67.5	69.6	68.8
Gross profit	32.5	30.4	31.2
Selling and administrative expenses	23.2	25.1	25.8
Other expenses, net	(0.4)	(0.2)	(0.4)
Operating income	8.9	5.2	5.0
Net comprehensive financing cost	(1.8)	(1.5)	(1.3)
Current and deferred income taxes	0.4	1.6	3.3
Other items	—	—	9.7
(Loss) income from discontinued operations	(0.7)	1.1	1.9
Non-controlling interest	0.3	1.1	1.1
Net income attributable to shareholders	5.8	2.0	10.9

The following table sets forth our net sales and operating income as represented by our principal subsidiaries for 2013, 2012 and 2011.  Net sales and operating income of our subsidiary PRODISA are part of “others and eliminations.” Financial information with respect to GIMSA includes sales of Ps.587 million, Ps.764 million and Ps.646 million in 2011, 2012 and 2013, respectively, in corn flour to Gruma Corporation, Molinera de México, PRODISA and Gruma Centroamérica.  Financial information with respect to Molinera de México includes sales of Ps.277 million, Ps.207 million and Ps.127 million in 2011, 2012 and 2013, respectively, to GIMSA, Gruma Corporation and PRODISA; financial information with respect to PRODISA includes sales of Ps.114 million, Ps.129 million and Ps.120 million in 2011, 2012 and 2013, respectively, in tortilla related products to Gruma Corporation.

Financial information with respect to INTASA includes sales of Ps.727 million, Ps.961 million and Ps.1,032 million in 2011, 2012 and 2013, respectively, in technological support to certain subsidiaries of Gruma, S.A.B. de C.V.  In the process of consolidation, all the aforementioned intercompany transactions are eliminated from the financial statements.

	Year Ended December 31,
	2013				2012				2011
	Net Sales		Operating Income		Net Sales		Operating Income		Net Sales		Operating Income
	(in millions of pesos)
Gruma Corporation	Ps.	27,801	Ps.	2,137	Ps.	26,932	Ps.	1,335	Ps.	24,098	Ps.	947
GIMSA	16,436		2,438		17,573		1,749		15,386		1,771
Molinera de México	4,983		99		5,046		87		4,633		104
Gruma Centroamérica	3,386		183		3,369		(40)		3,180		(46)
Others and eliminations	1,500		(26)		1,489		(317)		1,191		(349)
Total	Ps.	54,106	Ps.	4,831	Ps.	54,409	Ps.	2,814	Ps.	48,488	Ps.	2,427

Net Sales by Subsidiary: By major subsidiary, the percentages of consolidated net sales in 2013, 2012 and 2011 were as follows:

	Percentage of Consolidated Net Sales
Subsidiary	2013	2012	2011
Gruma Corporation	52%	50%	50%
GIMSA	30	32	32
Molinera de México	9	9	10
Gruma Centroamérica	6	6	6
Others and eliminations	3	3	2

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

Consolidated Results

GRUMA’s sales volume declined by 2% to 4,260 thousand metric tons in 2013 compared with 4,345 thousand metric tons in 2012. This decrease was driven mainly by GIMSA due especially to measures we implemented to prioritize margin expansion, among others.

Net sales decreased by 1% to Ps.54,106 million in 2013 compared with Ps.54,409 million in 2012. The increase in net sales at Gruma Corporation was offset mainly by a decrease in net sales at GIMSA. To a lesser extent, net sales declined due to lower net sales at foreign subsidiaries in peso terms reflecting the average peso appreciation.

Cost of sales decreased 4% to Ps.36,511 million in 2013 compared with Ps.37,849 million in 2012, due primarily to lower sales volume at GIMSA and lower raw material costs. Cost of sales as a percentage of net sales improved to 67.5% in 2013 from 69.6% in 2012 due to better performance at all subsidiaries, and particularly at GIMSA and Gruma Corporation.

Selling, general, and administrative expenses (SG&A) decreased by 8% to Ps.12,572 million in 2013 compared with Ps.13,645 million in 2012, due primarily to decreases at GIMSA and Other and Eliminations. SG&A as a percentage of net sales decreased to 23.2% in 2013 from 25.1% in 2012, driven mainly by better expense absorption at Gruma Corporation and lower SG&A expenses at most subsidiaries, especially at GIMSA and Other and Eliminations. This resulted from our efforts to optimize marketing and administrative expenses as part of our strategy to enhance value creation.

Other expenses, net, were Ps.192 million in 2013 compared with Ps.101 million in 2012. The increase was primarily due to higher losses from the sale of fixed assets, higher impairment of long-lived assets and losses on derivative financial instruments compared with a gain in 2012.

GRUMA’s operating income increased by 72% to Ps.4,831 million in 2013 compared with Ps.2,814 million in 2012 due to a better operating performance at most subsidiaries, mostly in Gruma Corporation and GIMSA. Operating margin improved to 8.9% from 5.2% in 2012, due primarily to GIMSA and Gruma Corporation.

Net comprehensive financing cost was Ps.968 million in 2013 compared with Ps.827 million in 2012. The increase was due to higher interest expense in connection with higher debt related to GRUMA’s share buy-back in December 2012.

GRUMA’s equity in earnings of associated companies, net, represented income of Ps.3 million in 2013 and 2012.

Income Taxes decreased 77% to Ps.198 million in 2013 compared with Ps.863 million in 2012 primarily as a result of the implementation of several initiatives that allowed GRUMA to utilize tax loss carry-forwards, as well as tax recoveries from prior years. The effective tax rate was 5.1%.

Shareholders’ net income was Ps.3,163 million in 2013 compared with Ps.1,115 million in 2012 as a result of a better performance at most subsidiaries, especially in Gruma Corporation and GIMSA, the reduction in taxes and higher share ownership in the U.S. corn flour operations in connection with the share buy-back from ADM in December 2012.

Subsidiary Results

Gruma Corporation

Sales volume increased 4% to 1,651 thousand metric tons in 2013 compared with 1,594 thousand metric tons in 2012. This increase was driven by an unusually high level of sales of corn/grits at the European operations and, to a lesser extent, by higher sales at the U.S. corn flour operations.

Net sales increased by 3% to Ps.27,801 million in 2013, compared with Ps.26,932 million in 2012. The positive effect of price increases, change in the sales mix toward wheat tortillas and allowance reductions was offset by the average peso appreciation effect and by the effect of higher corn/grits sales volume at the European operations (which is priced significantly lower than the rest of Gruma Corporation’s product portfolio). Measured in dollar terms, net sales increased 6%.

Cost of sales increased by 1% to Ps.17,808 million in 2013 compared with Ps.17,655 million in 2012 due to sales volume growth, which was partially offset by the average peso appreciation effect. Measured in dollar terms, cost of sales increased 3%. As a percentage of net sales, cost of sales improved to 64.1% in 2013 from 65.6% because price increases more than compensated for higher costs (partially as a result of the Company’s hedging strategies), and also due to the shift toward high-margin products (as in the case of wheat tortillas) and allowance reduction.

SG&A decreased by 3% to Ps.7,738 million in 2013 compared with Ps.7,997 million in 2012 due mainly to the average peso appreciation effect. Higher expenses derived from the increase in sales volume and commissions (related to price increases) were more than offset by reductions and changes in personnel, marketing and advertising, and corporate expenses across the board, which reflected the company’s focus on profitability. Measured in dollar terms, SG&A decreased 1%. SG&A as a percentage of net sales improved to 27.8% in 2013 from 29.7% in 2012 reflecting better expense absorption and the aforementioned reductions.

Operating income increased by 60% to Ps.2,137 million in 2013 from Ps.1,335 million in 2012, and operating margin improved to 7.7% from 5.0%. Measured in dollar terms, operating income grew 61%.

GIMSA

Sales volume decreased by 7% to 1,852 thousand metric tons in 2013 compared with 1,983 thousand metric tons in 2012. The decrease was a result of measures the company implemented to prioritize margin expansion and tighten credit conditions coupled with a larger price differential between corn and corn flour, and lower sales to government channels, among others.

Net sales decreased by 6% to Ps.16,436 million in 2013 compared with Ps.17,573 million in 2012 due to sales volume reduction.

Cost of sales decreased by 11% to Ps.11,785 million in 2013 compared with Ps.13,171 million in 2012 due mainly to the sales volume reduction and lower corn costs. As a percentage of net sales, cost of sales improved to 71.7% in 2013 from 75.0% in 2012 due to lower corn costs and productivity improvements.

SG&A decreased by 16% to Ps.2,154 million in 2013 compared with Ps.2,574 million in 2012 and as a percentage of net sales decreased to 13.1% in 2013 from 14.6% in 2012 due mainly to reductions in marketing and advertising and, to a lesser extent, lower administrative expenses. These reductions were related to our efforts to enhance value creation. Also, freight expenses were lower as sales volume declined.

Operating income increased by 39% to Ps.2,438 million in 2013 from Ps.1,749 million in 2012, and operating margin increased to 14.8% from 10.0%.

Molinera de México

Sales volume decreased by 1% to 579 thousand metric tons in 2013 compared with 583 thousand metric tons in 2012. The decline was in line with the company’s focus on higher margin products that reduced some product presentations and also due to a difficult competitive environment.

Net sales decreased by 1% to Ps.4,983 million in 2013 compared with Ps.5,046 million in 2012. The decreased resulted from sales volume reduction.

Cost of sales decreased by 2% to Ps.4,189 million in 2013 compared with Ps.4,254 million in 2012 and, as a percentage of net sales, improved to 84.1% in 2013 from 84.3% in 2012, reflecting lower wheat, packaging and additive costs. In absolute terms, the decrease was also with the result of lower sales volume.

SG&A increased by 3% to Ps.692 million in 2013 compared with Ps.674 million in 2012. The rise was due mainly to higher freight expenses in connection with increased sales to retailers and other large food companies. SG&A as a percentage of net sales increased to 13.9% in 2013 from 13.4% in 2012 due to higher SG&A expenses and the reduction in net sales.

Operating income grew by 13% to Ps.99 million in 2013 from Ps.87 million in 2012 due to lower profit sharing. Operating margin increased to 2.0% in 2013 from 1.7% in 2012.

Gruma Centroamérica

Sales volume decreased by 4% to 198 thousand metric tons in 2013 compared with 207 thousand metric tons in 2012. The decrease was due mainly to the availability of cheap domestic corn (which motivated some customers to shift to the traditional method of tortilla production) and a tougher competitive environment from new and existing corn flour producers.

Net sales increased by 1% to Ps.3,386 million in 2013 from Ps.3,369 million in 2012 due to price increases and a change in the sales mix towards higher priced products such as snacks, hearts of palm and rice.

Cost of sales decreased by 6% to Ps.2,264 million in 2013 compared with Ps.2,415 million in 2012. This was due to the decline in sales volume, lower raw material costs, production efficiencies and the average peso appreciation effect during 2013. Cost of sales as a percentage of net sales improved to 66.9% in 2013 from 71.7% in 2012 due mainly to price increases, allowance reductions, lower raw material costs and, to a lesser extent, production efficiencies.

SG&A decreased by 5% to Ps.947 million in 2013 compared with Ps.994 million in 2012, due to our efforts to reduce expenses, mainly marketing and advertising, as well as to the average peso appreciation. As a percentage of net sales, SG&A improved to 28.0% in 2013 from 29.5% in 2012 due mainly to expense reductions.

Operating income was Ps.183 million in 2013 compared with a loss of Ps.40 million in 2012. Operating margin improved to 5.4% in 2013 from a negative 1.2% in 2012.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

Consolidated Results

GRUMA’s sales volume increased by 3% to 4,345 thousand metric tons in 2012 compared with 4,212 thousand metric tons in 2011. This increase was driven mainly by Gruma Corporation.

Net sales increased by 12% to Ps.54,409 million in 2012 compared with Ps.48,488 million in 2011. The increase was driven by Gruma Corporation and GIMSA. Net sales grew mostly in connection with price increases implemented to offset higher raw material costs, sales volume growth, and the average peso depreciation effect on Gruma Corporation during 2012. Sales from non-Mexican operations constituted 59% of consolidated net sales in 2012 and 59% in 2011.

Cost of sales increased by 13% to Ps.37,849 million in 2012 compared with Ps.33,371 million in 2011, due primarily to Gruma Corporation and GIMSA. The increase was associated with higher raw material costs, sales volume growth, and the average peso depreciation effect on Gruma Corporation. Cost of sales as a percentage of net sales increased to 69.6% in 2012 from 68.8% in 2011 due primarily to GIMSA and Gruma Corporation, as raw material cost increases were not fully reflected in our product prices.

Selling, general, and administrative expenses (SG&A) increased by 9% to Ps.13,645 million in 2012 compared with Ps.12,486 million in 2011, due primarily to Gruma Corporation and, to a lesser extent, GIMSA. Part of the consolidated increase in SG&A resulted from the average peso depreciation effect on Gruma Corporation. SG&A as a percentage of net sales decreased to 25.1% in 2012 from 25.8% in 2011, driven mainly by better expense absorption at Gruma Corporation and GIMSA.

Other expenses, net, were Ps.101 million in 2012 compared with Ps.204 million in 2011. The decrease was primarily due to lower impairment of long-lived assets and lower losses from the sale of fixed assets during 2012.

GRUMA’s operating income increased by 16% to Ps.2,814 million in 2012 compared with Ps.2,427 in 2011 driven by Gruma Corporation.

Net comprehensive financing cost increased by 32% to Ps.827 million in 2012 compared with Ps.627 million in 2011. The change was because in 2011 the company had gains on foreign exchange rate hedging related to corn procurement as well as gains on raw material hedging; also, the company registered foreign exchange losses of Ps.82 million in 2012 resulting mostly from the average peso depreciation as opposed to a Ps.41.2 million gain in 2011. See “Item 5. Operating and Financial Review and Prospects —Liquidity and Capital Resources—Indebtedness” and “Item 5. Operating and Financial Review and Prospects —Liquidity and Capital Resources—Market Risk.”

GRUMA’s equity in earnings of associated companies, net, represented income of Ps.3 million in 2012 compared with income of Ps.4,711 million in 2011 primarily derived from the gain on the sale of GRUMA’s stake in GFNorte during February 2011.

Income Taxes decreased by 47% to Ps.863 million in 2012 compared with Ps.1,618 million in 2011 primarily as a result of taxes related to the gain on the sale of GRUMA’s stake in GFNorte during 2011. The effective tax rate was 43%.

GRUMA’s net income was Ps.1.704 million in 2012 compared with Ps.5,816 million in 2011. Net income attributable to shareholders was Ps.1,115 million compared with Ps.5,271 million in 2011. Both declines were caused by the gain on the sale of GRUMA’s stake in GFNorte during 2011.

Subsidiary Results

Gruma Corporation

Sales volume increased 8% to 1,594 thousand metric tons in 2012 compared with 1,478 thousand metric tons in 2011. This increase was due mainly to several acquisitions made throughout 2011, in particular the acquisition of the leading corn grits company in Turkey, and organic growth at the European operations especially in connection with new and increased customer accounts.

Net sales increased by 12% to Ps.26,932 million in 2012, compared with Ps.24,098 million in 2011. The increase was driven mostly by the aforementioned sales volume growth and the average peso depreciation effect. Measured in dollar terms, net sales increased 7% in connection with sales volume growth. The effect of price increases implemented toward the end of 2011 (in connection with higher raw material costs) and also towards the end of 2012, and allowance reductions in the U.S. tortilla business, were offset mainly by the change in the sales mix towards corn grits in Europe.

Cost of sales increased by 14% to Ps.17,655 million in 2012 compared with Ps.15,454 million in 2011 due to sales volume growth, higher raw material cost and overhead and health insurance costs, as well as the average peso depreciation effect. Measured in dollar terms, cost of sales increased 11%. As a percentage of net sales, cost of sales increased to 65.6% in 2012 from 64.1% because higher raw material costs were not fully reflected in our product prices and also due to a change in the sales mix towards foodservice products in the U.S. tortilla business and towards corn grits in Europe.

SG&A increased by 8% to Ps.7,996 million in 2012 compared with Ps.7,436 million in 2011 due mainly to the average peso depreciation effect, sales volume growth and higher sales commissions related to price increases. Measured in dollar terms, SG&A increased 2%. SG&A as a percentage of net sales improved to 29.7% in 2012 from 30.9% in 2011 in connection with better expense absorption.

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

•                  occasional offerings of medium- and long-term debt; and

•                  sales of our equity securities and those of our subsidiaries and affiliates from time to time.

The following is a summary of the principal sources and uses of cash for the three years ended December 31, 2013, 2012 and 2011.

	2013		2012		2011
	(thousands of Mexican pesos )
Resources provided by (used in):
Operating activities	Ps.	6,679,431	Ps.	1,806,136	Ps.	1,751,314
From continuing operations	7,036,747		1,127,013		1,562,536
From discontinued operations	(357,316)		679,123		188,778
Financing activities	(5,112,396)		1,817,675		(7,429,059)
From continuing operations	(5,112,396)		2,134,571		(7,423,706)
From discontinued operations	—		(316,896)		(5,353)
Investing activities	(1,524,901)		(3,455,629)		6,779,129
From continuing operations	(1,321,074)		(3,398,981)		6,819,492
From discontinued operations	(203,827)		(56,648)		(40,363)

During 2013, net cash generated from operations was Ps.6,679 million after changes in working capital of Ps.31 million, of which Ps.329 million was due to a decrease in accounts receivable, Ps.2,203 million reflected a decrease in inventory, Ps.1,539 million reflected a decrease in accounts payable, Ps.1,012 million reflected an increase in income tax paid and Ps.357 million net cash used by discontinued operations. Net cash used for financing activities during 2013 was Ps.5,112 million, of which Ps.15,877 million reflected payments of debt and Ps.12,362 million of proceeds from borrowings, Ps.995 million in cash interest payments and Ps.594 million of dividends paid to minority shareholders of GIMSA. Cash used for investment activities during 2013 reflected cash expenditures of Ps.1,525 million of which Ps.1,468 million were applied to general manufacturing upgrades and efficiency improvements in our subsidiaries in the U.S. and Mexico and Ps.204 million net cash used by discontinued operations.  As of December 31, 2013, 2012, and 2011, there were no significant restricted net assets of the consolidated subsidiaries of the Company, as defined by Rule 4-08(e)(3) of Regulation S-X.

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

Gruma, S.A.B. de C.V. and its consolidated subsidiaries are required to maintain a leverage ratio no greater than 4.50:1, and an interest coverage ratio no lower than 2.5:1.  As of December 31, 2013, Gruma, S.A.B. de C.V.’s leverage ratio was 2.51:1, and the interest coverage ratio was 5.89:1.  The amount of interest that Gruma Corporation pays on its debt may increase if its overall leverage ratio increases above 1.0:1.  See “Item 5.  Operating and Financial Review and Prospects —Indebtedness.” As of December 31, 2013, Gruma Corporation’s leverage ratio was 0.99:1, therefore the applicable interest rate range under the Gruma Corporation Loan Facility is LIBOR + 137 bp.

The Primary Shareholder Group may pledge part of its shares in us to secure any future borrowings.  If there is a default and the lenders enforce their rights against any or all of these shares, the Primary Shareholder Group could lose control over us and a change of control could result.  This could trigger a default in some of our credit agreements and the indenture governing our perpetual bonds outstanding, all together, in an aggregate principal amount of U.S.$ 983.5 million as of December 31, 2013, and have a material adverse effect upon our business, financial condition, results of operations and prospects.  For more information about this pledge, see “Item 7.  Major Shareholders and Related Party Transactions.”

Our long-term corporate credit rating and our senior unsecured perpetual bond are rated BB+ by Standard & Poor’s.  Our Foreign Currency Long-Term Issuer Default Rating and our Local Currency Long-Term Issuer Default Rating are rated BB+ by Fitch.  Our U.S.$300 million perpetual bond is rated BB+ by Fitch.  On December 14 2012, after the announcement of the ADM Transaction and Gruma’s increase in its leverage, Standard & Poor’s confirmed its BB credit rating and the outlook remains stable. On December 17, 2012, Fitch also confirmed its BB rating.  Fitch and Standard & Poor’s upgraded the BB rating to “BB+” on December 11, 2013 and March 4, 2014, respectively.

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

Indebtedness

Our indebtedness bears interest at fixed and floating rates.  As of December 31, 2013, approximately 23.7% of our outstanding indebtedness bore interest at fixed rates and approximately 76.3% bore interest at floating rates, with almost all U.S. dollar and Mexican peso floating-rate indebtedness bearing interest based on LIBOR and TIIE, respectively.  From time to time, we partially hedge both our interest rate exposure and our foreign exchange rate exposure as discussed below.  For more information about our interest rate and foreign exchange rate exposures, see “Item 11.  Quantitative and Qualitative Disclosures About Market Risk.”

As of December 31, 2013, we had total outstanding long-term debt aggregating approximately Ps.13.353 million (approximately U.S.$ 1,021 million).  Approximately 71% of our long-term debt at such date was dollar-denominated, and 29% denominated in Mexican Pesos.

Perpetual Bonds

On December 3, 2004, Gruma, S.A.B. de C.V. issued U.S.$300 million 7.75% senior unsecured perpetual bonds, which at the time were rated BBB- by Standard & Poor’s and by Fitch.  The bonds which have no fixed final maturity date, have a call option exercisable by GRUMA at any time beginning five years after the issue date. As of December 31, 2013 we have not hedged any interest payments on our U.S.$300 million 7.75% senior unsecured perpetual bonds.

Credit Facilities

On June 16, 2011, we concluded a series of transactions, where we entered into the Syndicated Loan Facility, the Peso Syndicated Loan Facility, the Rabobank Loan Facility and the 2011 Bancomext Peso Facility (as defined below).  Additionally, on June 20, 2011 we refinanced and extended the Gruma Corporation Loan Facility.  See “Item 5.  Operating and Financial Review and Prospects —Indebtedness” below for a description of our current principal debt instruments.

During the fourth quarter of 2012 we entered into a short term-unsecured loan in an amount of US $300 million with Goldman Sachs and Santander; and Gruma Corporation increased the aggregate commitment under its Revolving Loan Agreement (as defined below) for an additional amount of US $50 million in order to partially fund the ADM Transaction. The additional U.S. $100 million required to fund the ADM Transaction was obtained through a short term-unsecured loan with Banco Inbursa (all together, the “2012 Bridge Loan Facility”).

Rabobank Syndicated Facility

In June 2013, the Company obtained a 5-year Syndicated Credit Facility for U.S.$220 million with Coöperatieve Centrale Raiffeisen Boerenleenbank B.A., “Rabobank Nederland”, New York Branch, as administrative agent, with an average term of 4.2 years and amortizations starting on December 2014. This facility has an interest rate based on LIBOR plus a spread between 150 and 300 basis points based on the Company’s leverage ratio. BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer and Bank of America, N.A., also participated in this facility (the “Rabobank Syndicated Facility”).  The Rabobank Syndicated Facility contains covenants that require us to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1, and to maintain a maximum ratio of total funded debt to EBITDA of not more than 4.75:1 from June 18, 2013 until September 30, 2013; 4.50:1 from October 1, 2013 until September 30, 2014; 4.0:1 from October 1, 2014 until September 30, 2015; and 3.5:1 from October 1, 2015 and thereafter. The Rabobank Syndicated Facility also limits our ability, and our subsidiaries’ ability in certain cases, among other things to, create liens, make certain investments, merge or consolidate with other companies or sell substantially all of our assets, make certain restricted payments, enter into agreements that prohibit the payment of dividends, engage in transactions with affiliates and enter into certain hedging transactions. Aditionally, the Rabobank Syndicated Facility limits our subsidiaries’ ability to guarantee additional indebtedness and to incur additional indebtedness under certain circumstances.

Inbursa Pesos Syndicated Facility

In June 2013, the Company obtained a 5-year Syndicated Credit Facility for Ps.2,300 million with Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, as administrative agent, with an average term of 4.2 years and amortizations starting on December 2014. The facility has an interest rate of 91-day TIIE plus a spread between 162.5 and 262.5 basis points based on the Company’s leverage ratio. Banco Nacional de Comercio Exterior, S.N.C., Banca de Desarrollo and HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, also participated in this facility (the “Inbursa Peso Syndicated Facility”). The Inbursa Peso Syndicated Facility contains covenants that require us to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1, and to maintain a maximum ratio of total funded debt to EBITDA of not more than 4.75:1 from June 12, 2013 until September 30, 2013; 4.50:1 from October 1, 2013 until September 30, 2014; 4.0:1 from October 1, 2014 until September 30, 2015; and 3.5:1 from October 1, 2015 and thereafter. This facility also limits our ability, and our subsidiaries’ ability in certain cases, among other things to, create liens, make certain investments; merge or consolidate with other companies or sell substantially all of our assets, make certain restricted payments, enter into agreements that prohibit the payment of dividends, engage in transactions with affiliates and enter into certain hedging transactions. Aditionally, the Inbursa Peso Syndicated Facility limits our subsidiaries’ ability to guarantee certain additional indebtedness and to incur additional indebtedness under certain circumstances.

The proceeds of this transaction as well as proceeds from the Rabobank Syndicated Facility were applied to make the partial payment on the 2012 Bridge Loan Facilty for the amount of U.S.$400 million. The remaining U.S.$50 million corresponds to the increase in the Gruma Corporation Loan Facility which remains outstanding.

Gruma Corporation Loan Facility

In October 2006, Gruma Corporation entered into a U.S.$100 million 5-year revolving credit facility with a syndicate of financial institutions, which was refinanced and extended to U.S.$200 million for an additional 5-year term on June 20, 2011, (the “Gruma Corporation Loan Facility”).  The facility, as refinanced in 2011, has an interest rate based on LIBOR plus a spread of 1.375% to 2% that fluctuates in relation to Gruma Corporations’ leverage and contains less restrictive provisions than those in the facility replaced.  In November, 2012 we increased the aggregate commitment under this facility up to the maximum permitted amount of US $250,000,000.  The additional US $50,000,000 were used by Gruma Corporation to cover part of the purchase price under the ADM Transaction, specifically the purchase of ADM’s stake in Azteca Milling. This facility contains covenants that limit Gruma Corporation’s ability to merge or consolidate, and require it to maintain a ratio of total funded debt to consolidated EBITDA of not more than 3.0:1.  In addition, this facility limits Gruma Corporation’s, and certain of its subsidiaries’ ability, among other things, to create liens; make certain investments; make certain restricted payments; enter into any agreements that prohibit the payment of dividends; and engage in transactions with affiliates.  This facility also limits Gruma Corporation’s subsidiaries’ ability to incur additional debt.

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

Rabobank Revolving Facility

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

Other Information

Our credit agreements currently in force and mentioned above contain event of default provisions, which include: (i) non-payment default regarding principal or interests; (ii) cross default and cross acceleration in connection with any other indebtedness of the Company; (iii) affirmative and negative covenants default; (iv) declaration or request of bankruptcy, liquidation or proceedings seeking concurso mercantil; (v) delivery of false or incorrect material information; and (vi) changes of control in the Company. The aforementioned events of default are applicable pursuant to the terms and conditions set forth in such credit agreements, including without limitation certain exceptions and baskets and cure periods. For further details please review the text of our credit agreements attached hereto. Please see “Item 19 — Exhibits”.

As of December 31, 2013 we were in compliance with all of the covenants and obligations under our existing debt agreements.

As of December 31, 2013, the Company had committed lines of credit for the amount of U.S.$425 million from banks in Mexico and the United States of which we have drawn U.S.$ 80 million dollars.

As of December 31, 2013, we had total cash and cash equivalents of Ps.1,339 million.

The following table presents our amortization requirements with respect to our total indebtedness as of December 31, 2013.

Year	In Millions of U.S. Dollars
2014	250.3
2015	73.9
2016	253.1
2017	121.3
2018 and thereafter	572.8
Total	1,271.5

The following table sets forth our ratios of consolidated debt to total capitalization (i.e., consolidated debt plus total stockholders’ equity) and consolidated liabilities to total stockholders’ equity as of the dates indicated.  For purposes of these ratios, consolidated debt includes short-term debt.

Date	Ratio of Consolidated Debt to Total Capitalization	Ratio of Consolidated Liabilities to Total Stockholders’ Equity
December 31, 2011	0.43	1.51
December 31, 2012	0.58	2.45
December 31, 2013	0.53	1.95

Capital Expenditures

Our capital expenditure program continues to be primarily focused on our core businesses and markets.  Capital expenditures for 2011, 2012 and 2013 were U.S.$188 million, U.S.$197 million and U.S.$114 million, respectively.  During 2011, capital expenditures were primarily applied to production capacity expansions, manufacturing and technology upgrades, particularly in the U.S., Mexico and Europe.  We also made certain acquisitions throughout 2011, including the purchase of the leading producer of corn grits in Turkey, two tortilla plants in the U.S. and the leading tortilla manufacturer in Russia. During 2012 and 2013, capital expenditures were applied primarily to production capacity expansions, general manufacturing and technology upgrades in Gruma Corporation and GIMSA.

We have budgeted approximately U.S.$ 160 million for capital expenditures in 2014, which we intend to use mainly for production capacity expansions, general manufacturing and technology upgrades, especially in Gruma Corporation and GIMSA.  We anticipate financing these expenditures throughout the year through internally generated funds and debt.

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

Our exposure to risk due to trade receivables is limited given the large number of our customers located in different parts of Mexico, the United States, Central America, Europe, Asia and Oceania. However, we still maintain reserves for potential credit losses. The severe political and economic situation in Venezuela presents a risk to our discontinued operations that we cannot control and that cannot be accurately measured or estimated.  For example, the Venezuelan government devalued its currency and established a two tier exchange structure on January 11, 2010.  Pursuant to Exchange Agreement No.14, the official exchange rate of the Venezuelan bolivar (“Bs.”) was devalued from Bs.2.15 to each U.S. dollar to Bs.4.30 for non-essential goods and services and to Bs.2.60 for essential goods.  However, effective January 4, 2011, the fixed exchange rate became 4.30 bolivars for all goods and services. On February 8, 2013, the National Executive, through the Central Bank of Venezuela and the Ministry of Popular Power for Planning and Finance, amended the Exchange Agreement to the effect that an exchange rate of 6.30 bolivars per U.S. dollar is applicable to all operations conducted in foreign currency effective as of February 9, 2013. In March 2013, the Venezuelan government announced the creation of an alternative exchange mechanism called the Supplementary System of Foreign Exchange Administration (Sistema Complementario de Administración de Divisas, SICAD). The SICAD operates as an auction system that allows entities in specific sectors to buy foreign currency for imports. This is not a free auction (that is, the counterpart that offers the highest price does not necessarily have the right to receive the foreign currency). Each auction may have different rules (for example, the minimum and maximum amount of foreign currency that may be offered to exchange). Limited amounts of dollars are available and entities do not commonly get the full amount for which they entered in auction. During December 2013, the Venezuelan government authorized the Central Bank of Venezuela to publish the average exchange rate resulting of SICAD auctions. During the weeks commencing on December 23 and December 30, 2013, the Central Bank of Venezuela published on its website the average exchange rate for auctions No.13 and No.14 (11.30 Venezuelan bolivars per U.S. dollar).

On January 24, 2014, Exchange Agreement No. 25 became effective, which establishes the concepts to which the SICAD exchange rate (11.30 Venezuelan bolivars per U.S. dollar) applies, for sale of foreign currency operations. In addition, the agreement also provides that the sale operation of foreign currency, whose clearance has been requested to the Central Bank of Venezuela before the Exchange Agreement No. 25 became effective, will be settled at the exchange rate effective on the date on which such operations were authorized. This Exchange Agreement No.25 will result in a net foreign exchange loss of Ps.142,079 to us in 2014, which will be presented as discontinued operations, this exchange loss is originated by certain accounts receivable maintained with the Venezuelan companies as of December 31, 2013 which are expected to be settled at this new exchange rate rate (11.30 Venezuelan bolivars per U.S. dollar). The only mechanism available to obtain foreign currency to remit dividends outside of Venezuela is the CADIVI. Obtaining foreign currency (U.S. dollars) to pay dividends outside of Venezuela in the past five years has not been authorized. Accordingly, it is important to consider which exchange rate is more appropriate when required to remit cash flows outside of Venezuela.

On May 12, 2010, the Republic published in the Expropriation Decree, which announced the forced acquisition of all goods, movables and real estate of MONACA. The Republic has expressed to GRUMA’s representatives that the Expropriation Decree extends to DEMASECA. On January 22, 2013, the Ministry of Popular Power for Internal Relations published a Providence designating Special Managers with the power to run MONACA and DEMASECA. As a consequence, we have determined that we lost control of the Venezuelan Companies as of that date. We have deconsolidated the Venezuelan Companies as of January 22, 2013 and report them as a discontinued operation.

From time to time, we enter into currency and other derivative transactions that cover varying periods of time and have varying pricing provisions.  Our credit exposure on derivatives contracts is primarily to professional counterparties in the financial sector, arising from transactions with banks, investment banks and other financial institutions.  As of December 31, 2013, our Company had foreign exchange derivative transactions in a nominal amount of U.S.$65 million, with maturity during January 2014. As of March 31, 2014, the Company had foreign exchange derivatives transactions in effect for a nominal amount of U.S.$ 27 million.  See “Item 11.  Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Rate Risk.”

Market Risk

Market risk is the risk of loss generated by fluctuations in market prices such as commodities, interest rates and foreign exchange rates.  These are the main market risks to which we are exposed.

We entered into short-term hedge transactions through commodity futures and options to hedge a portion of our requirements and as of December 31, 2013, 2012, 2011 these financial instruments that qualify as hedge accounting represented an unfavorable effect of Ps.71.5 million in 2013 and a favorable effect of Ps.119.3 million and Ps.14.9 million in 2012 and 2011, respectively. Also, we had for the years ended December 31, 2012 and 2011 outstanding contracts for natural gas that did not qualify as hedge accounting and represented a favorable effect of Ps.17.1 million and unfavorable effect of Ps.40.2 million, respectively.

During 2013, GIMSA and Molinera de México entered into forward transactions for an aggregate nominal amount of U.S.$65 million, with maturity during January 2014, in order to hedge the Mexican peso to U.S. dollar foreign exchange rate risk related to the price of the corn purchases for the summer and winter corn harvests in Mexico. These foreign exchange derivative instruments did not qualify for hedging accounting.

The purpose of these contracts was to hedge the risks related to exchange rate fluctuations on the price of corn and wheat, which is denominated in U.S. dollars.  See “Item 11.  Quantitative and Qualitative Disclosures About Market Risk.”

RESEARCH AND DEVELOPMENT

We continuously engage in research and development activities that focus on, among other things: increasing the efficiency of our proprietary corn flour and corn/wheat tortilla production technology; maintaining high product quality; developing new and improved products and manufacturing equipment; improving the shelf life of certain corn and wheat products; improving and expanding our information technology system; engineering, plant design and construction; and compliance with environmental regulations.  We have obtained 58 patents in the United States since 1968.  Twenty of these patents are in force and effect in the United States as of the date hereof and the remaining 38 have expired.  We currently have four new patents in process in the United States.  Additionally, seven of our registered patents and design patents are currently in the process of being published in other countries.

Our research and development is conducted through our subsidiaries INTASA, Tecnomaíz and CIASA.As of March 21, 2014, INTASA was merged into Gruma, S.A.B. de C.V., and ceased to exist.  See “Item 4—Information on the Company—Organizational Structure—INTASA.” Through Tecnomaíz, we engage in the design, manufacture and sale of machines for the production of corn/wheat tortillas and tortilla chips.  CIASA administers and supervises the design and construction of our new plants and also provides advisory services and training to employees of our corn flour and tortilla manufacturing facilities.

We carried out proprietary technological research and development for corn milling and tortilla production as well as all engineering, plant design and construction through INTASA and CIASA.  We spent Ps.145 million, Ps.137 million and Ps.91 million on research and development in 2013, 2012 and 2011, respectively.

TREND INFORMATION

Our financial results will likely continue to be influenced by factors such as changes in the level of consumer demand for tortillas and corn flour, government policies regarding the Mexican tortilla and corn flour industry, and the cost of corn, wheat and wheat flour.  In addition, we expect our financial results in 2014 to be influenced by:

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

•                  exchange rate fluctuations;

•                  civil and political unrest, currency devaluation and other governmental economic policies in Venezuela ; and

•                  unfavorable general economic conditions in the United States and globally, such as the recession or economic slowdown, which could negatively affect the affordability of and consumer demand for some of our products.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2013 we do not have any outstanding off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

We have commitments under certain firm contractual arrangements to make future payments for goods and services.  These firm commitments secure the future rights to various assets to be used in the normal course of operations.  For example, we are contractually committed to making certain minimum lease payments for the use of property under operating lease agreements.  The following table summarizes separately our material firm commitments at December 31, 2013 and the timing and effect that such obligations are expected to have on our liquidity and cash flow in future periods.  In addition, the table reflects the timing of principal and interest payments on outstanding debt, which is discussed in “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.” We expect to fund the firm commitments with operating cash flow generated in the normal course of business. We may be liable for a contingent payment to ADM upon the recurrence of certain events pursuant to the terms of the relevant agreements. See Note 3 to our audited consolidated financial statements.

Contractual Obligations and Commercial Commitments	Total	Less than 1 Year	From 1 to 3 Years	From 3 to 5 Years	Over 5 Years
	(in millions of U.S. dollars)
Long-term debt obligations	1,020.0	—	325.9	394.1	300.0
Operating lease obligations(1)	149.2	44.8	58.3	22.5	23.6
Finance lease obligations	1.1	0.3	0.8	—	—
Purchase obligations(2)	465.8	465.8	—	—	—
Interest payments on our indebtedness (3)	237.4	52.6	92.8	68.7	23.3
Other liabilities(4)	250.2	250.2	—	—	—
Total	2,123.7	813.7	477.8	485.3	346.9
Total in millions of peso equivalent amounts	27,770.6	10,640.3	6,248.0	6,346.0	4,536.2

(1)      Operating lease obligations primarily relate to minimum lease rental obligations for our real estate and operating equipment in various locations.

(2)      Purchase obligations relate to our minimum commitments to purchase commodities, raw materials, machinery and equipment.

(3)      In the determination of our future estimated interest payments on our floating rate denominated debt, we used the interest rates in effect as of December 31, 2013.

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

The board of directors, which was elected at the Ordinary General Shareholders’ Meeting held on April 25, 2014, currently consists of 12 directors, with each director having a corresponding alternate director. At said meeting, Mr. Juan A. González Moreno was ratified as Chairman of the Board of Directors and Mr. Carlos Hank Gonzalez was ratified as Vice Chairman of said Board. The following table sets forth the current members of our board of directors, their ages, years of service, principal occupations, outside directorships, other business activities and experience, their directorship classifications as defined in the Code of Best Corporate Practices issued by a committee formed by the Consejo Coordinador Empresarial, or Mexican Entrepreneur Coordinating Board, and their alternates. The terms of their directorships are for one year or for up to thirty additional days if no designation of their substitute has been made or if the substitute has not taken office.

Juan A. González Moreno	Age:	56
	Years as Director:	20
	Principal Occupation:	Chairman of the Board and Chief Executive Officer of GRUMA and GIMSA
	Outside Directorships:	Director of Grupo Financiero Banorte, Chairman of the Board of Car Amigo USA
	Business Experience:

Several positions in GRUMA, including Chief Executive Officer of Special Projects of Gruma Corporation, President of Azteca Milling, Vice President of Central and Eastern Regions of Mission Foods, President and Vice President of Sales of Azteca Milling, Chief Executive Officer of Gruma Asia & Oceania

	Directorship Type:	Shareholder, Related
	Alternate:	Raúl Cavazos Morales

Carlos Hank González	Age:	42
	Years as Director:	1
	Principal Occupation:	Chief Executive Officer of Grupo Financiero Interacciones and Grupo Hermes
	Outside Directorships:	Director of Grupo Hermes, Grupo Financiero Interacciones, Bolsa Mexicana de Valores and Chairman of the Board of Cerrey
	Business Experience:	Chief Executive Officer of Casa de Bolsa Interacciones, Banco Interacciones and Automotriz Hermer
	Directorship Type:	Shareholder, Related
	Alternate:	Graciela González Moreno

Mayra González Moreno	Age:	64
	Years as Director:	1
	Principal Occupation:	Chairman of the Board of Saturitas

	Outside Directorships:	Proprietary Advisory Member of the Board of Trustees of Instituto Nacional de Enfermedades Respiratorias
	Business Experience:	Executive Chairwoman of the Steering Committee of Fundación Domus Alipio and Secretary of the Steering Committee of Fundación Eudes
	Directorship Type:	Shareholder, Related
	Alternate:	Edgar Valverde Rubizewsky

Homero Huerta Moreno	Age:	51
	Years as Director:	1
	Principal Occupation:	Chief Administrative Officer
	Outside Directorships:	None
Business Experience:

Several positions within GRUMA including Corporate Internal Audit Vice President, Management Information Systems Vice President, Controller Vice President of Gruma Corporation and Finance and Administrative Vice President of Gruma Venezuela

	Directorship Type:	Related
	Alternate:	Rogelio Sánchez Martínez

Eduardo Livas Cantú	Age:	71
	Years as Director:	21
	Principal Occupation:	Member of GRUMA’s Executive Committee
	Outside Directorships:	Director of GIMSA, Grupo Financiero Banorte and Industrias Alen
	Business Experience:	Business consultant in different companies, several positions in GRUMA, including Chief Executive Officer and Chief Financial Officer and Chief Executive Officer of Gruma Corporation
	Directorship Type:	Shareholder, Related
	Alternate:	Alfredo Livas Cantú

Javier Vélez Bautista	Age:	57
	Years as Director:	11
	Principal Occupation:	Member of GRUMA’s Executive Committee
	Outside Directorships:	Director of GIMSA and United States-Mexico Chamber of Commerce
	Business Experience:	Chief Executive Officer of Value Link and Nacional Monte de Piedad, Executive Vice President and Chief Financial Officer of GRUMA, Project Director at Booz Allen Hamilton
	Directorship Type:	Related
	Alternate:	Jorge Vélez Bautista

Gabriel A. Carrillo Medina	Age:	57
	Years as Director:	1
	Principal Occupation:	President and shareholder of Mail Rey and Detecno
	Outside Directorships:	Director of GIMSA
	Business Experience:	President of Asociación de Casas de Bolsa de Nuevo León and Club Deportivo San Agustín, several positions within Interacciones Casa de Bolsa, including Chief Financial Officer
	Directorship Type:	Independent
	Alternate:	Gabriel Carrillo Cattori

Everardo Elizondo Almaguer	Age:	70
	Years as Director:	Since April 2014
	Principal Occupation:	Economics Professor at EGAP/ITESM and regular columnist of the Reforma/El Norte
	Outside Directorships:	Director of GIMSA, Grupo Financiero Banorte, Compañía Minera Autlán, San Luis Corporación, Grupo Senda, Fibra Inn, Advisory Council of Coca-Cola/KOF and External Advisory Counsil of the UANL
	Business Experience:	Deputy Director of Banco de México, Economic Studies Director of Grupo Financiero Bancomer and Economic Studies Director of Grupo Industrial Alfa
	Directoship Type:	Independent
	Alternate:	Ricardo Sada Villarreal

Thomas S. Heather Rodríguez	Age:	59
	Years as Director:	1
	Principal Occupation:	Partner of Ritch, Mueller, Heather y Nicolau
	Outside Directorships:	Director of GIMSA, Grupo Bimbo, Grupo Financiero Scotiabank, EMX Capital-CKD and GSF Telecom
	Business Experience:	Director and Administrator of Satélites Mexicanos, Director of JP Morgan, Bank of America Mexico, Hoteles Nikko and Grupo Modelo
	Directorship Type:	Independent
	Alternate:	Eugenio Sepúlveda Cosío

Juan Manuel Ley López	Age:	81
	Years as Director:	20
	Principal Occupation:	Chairman of the Board of Casa Ley and Chief Executive Officer of Grupo Ley
	Outside Directorships:	Director of Grupo Financiero Banamex-Accival and Telmex.
Business Experience:

Chief Executive Officer of Casa Ley, Chairman of the Board of the Latin American Association of Supermarkets, Sinaloa-Baja California Consultant Council of Grupo Financiero Banamex-Accival and National Association of Supermarket and Retail Stores

	Directorship Type:	Independent
	Alternate:	Juan Manuel Ley Bastidas

Adrián Sada González	Age:	69
	Years as Director:	20
	Principal Occupation:	Chairman of the Board of VITRO
	Outside Directorships:	Director of ALFA, CYDSA, Consejo Mexicano de Hombres de Negocios and Grupo de Industriales de Nuevo León
	Business Experience:	Chairman of the Board of Grupo Financiero Serfin, Chief Executive Officer of Banpais
	Directorship Type:	Independent
	Alternate:	Manuel Güemez de la Vega

Alberto Santos Boesch	Age:	42
	Years as Director:	1
	Principal Occupation:	President of Empresas Santos, Presidente and Chief Executive Officer of Ingenios Santos, Vice President of Grupo Tres Vidas Acapulco and Regidor of San Pedro Garza García, Nuevo León
Outside Directorships:

Director of Axtel, Interpuerto Monterrey, Fundación Santos y De la Garza Evia, Instituto Nuevo Amanecer, En Nuestras Manos, Red de Filantropía de Egresados y Amigos del Tec, DIF de Nuevo León and Museo Nacional de Energía y Tecnología

	Business Experience:	President of Aeropuerto del Norte and Director of Arena Monterrey
	Directorship Type:	Independent
	Alternate:	Carlos González Bolio

Juan A. González Moreno, Mayra González Moreno and Graciela González Moreno (jointly referred to as “Messrs. González Moreno”), members of our board of directors, are siblings. Homero Huerta Moreno, member of our board of directors, is the cousin of Messrs. González Moreno. Carlos Hank González, member of our board of directors, is the son of Graciela González Moreno and the nephew of Juan A. González Moreno and Mayra González Moreno. Edgar Valverde Rubizewsky, alternate member of our board of directors is the spouse of Mayra González Moreno.

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

Senior Management

The following table sets forth our executive officers, their ages, years of service, current positions, and prior business experience:

Juan A. González Moreno	Age:	56
	Years as Executive Officer:	10

	Years at GRUMA:	34
	Current Position:	Chief Executive Officer
	Other Positions:	Chief Executive Officer of GIMSA
	Business Experience:

Several positions in GRUMA, including Chief Executive Officer of Special Projects of Gruma Corporation, President of Azteca Milling, Vice President of Central and Eastern Regions of Mission Foods, President and Vice President of Sales of Azteca Milling, Chief Executive Officer of Gruma Asia & Oceania

Raúl Cavazos Morales	Age:	54
	Years as Executive Officer:	2
	Years at GRUMA:	26
	Current Position:	Chief Financial Officer
	Other Positions:	Chief Financial Officer of GIMSA
	Business Experience:	Several finance positions within GRUMA, including Chief Treasury Officer and Vice President of Corporate Treasury

Leonel Garza Ramírez	Age:	64
	Years as Executive Officer:	15
	Years at GRUMA:	28
	Current Position:	Chief Procurement Officer
	Business Experience:	Manager of Quality and Corn Procurement and Vice President of Corn Procurement at GRUMA, Chief Procurement Officer at GAMESA, Quality Control and Research and Development Manager at Kellogg de México

Homero Huerta Moreno	Age:	51
	Years as Executive Officer:	12
	Years at GRUMA:	29
	Current Position:	Chief Administrative Officer
	Business Experience:

Several positions within GRUMA including Corporate Internal Audit Vice President, Management Information Systems Vice President, Controllership Vice President of Gruma Corporation and Finance and Administrative Vice President of Gruma Venezuela

Felipe Antonio Rubio Lamas	Age:	56
	Years as Executive Officer:	12
	Years at GRUMA:	31
	Current Position:	Chief Technology Officer
	Business Experience:	Several managerial and Senior Vice President positions within Gruma Corporation related to manufacturing processes, engineering, design, and construction of production facilities

Salvador Vargas Guajardo	Age:	61
	Years as Executive Officer:	17
	Years at GRUMA:	17
	Current Position:	General Counsel
	Other Positions:	General Counsel of GIMSA
	Business Experience:	Positions at Grupo Alfa, Protexa and Proeza, Senior Partner of two law firms, including Margáin-Rojas-González-Vargas-De la Garza y Asociados

Homero Huerta Moreno, our Chief Administrative Officer, is the cousin of Messrs. González Moreno.

Audit and Corporate Governance Committees

As required by the Mexican Securities Law, the Sarbanes-Oxley Act of 2002 and our bylaws, members of our audit and corporate governance committees were selected from members of the board of directors.  Consequently, as required by the Mexican Securities Law and our bylaws, a chairman for each committee was elected by the General Ordinary Shareholders’ Meeting held on April 25, 2014, from among the members appointed by the board.

The current audit and corporate governance committees are comprised of three members, all of whom are independent directors. Set forth below are the names of the members of our audit and corporate governance committees, their positions within the committees, and their directorship type:

Thomas S. Heather	Position:	Chairman of the audit and corporate governance committees.
	Directorship Type:	Independent

Gabriel A. Carrillo Medina	Position:	Member of the audit and corporate governance committees.
	Directorship Type:	Independent

Everardo Elizondo Almaguer	Position:	Member and Financial Expert of the audit and corporate governance committees.
	Directorship Type:	Independent

Executive Committee

An executive committee was created by the meeting of the board of directors held on February 27, 2013 to strengthen the link between the Board of Directors and the company’s management for the decision making process. Members of the executive committee were selected from members of the board of directors.

Set forth below are the names of our executive committee members, their positions, and their directorship type:

Juan A. González Moreno	Position:	Chairman of the Board of Directors and Chief Executive Officer
	Directorship Type:	Shareholder, Related

Carlos Hank González	Position:	Vice Chairman of the Board of Directors
	Directorship Type:	Shareholder, Related

Eduardo Livas Cantú	Position:	Member of the Board of Directors
	Directorship Type:	Related

Javier Vélez Bautista	Position:	Member of the Board of Directors
	Directorship Type:	Related

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Members of the board of directors are paid a fee of Ps.80,000 for each board meeting they attend.  Additionally, members of the audit and corporate governance committees are paid a fee of Ps.40,000 for each committee meeting they attend.

For 2013, the aggregate amount of compensation paid to all directors, alternate directors, executive officers and audit and corporate governance committees members was approximately Ps.198.9 million.  The contingent or deferred compensation reserved as of December 31, 2013 was Ps.34.8 million.

We offer an Executive Bonus Plan that applies to managers, vice presidents, and executive officers.  The variable compensation under this plan can range from 21% to 100% of annual base compensation, depending upon the employee’s level, his individual performance and the results of our operations.

EMPLOYEES

As of December 31, 2013, we had a total of 19,202 employees, including 12,107 unionized and 7,095 non-unionized full- and part-time employees. Of this total, we employed 7,916 persons in Mexico, 7,092 in the United States, 2,038 in Central America and Ecuador, 798 in Asia and Oceania, and 1,358 in Europe. Total employees for 2011 and 2012 were 21,974 and 21,318 respectively. Of our total employees as of December 31, 2013, approximately 37% were white-collar and 63% were blue collar.

In Mexico, workers at each of our plants are covered by a separate contract, under which salary revisions take place once each year, usually in January or February. Non-salary provisions of these contracts are revised bi-annually.  We renewed agreements with the three unions that represent our workers in 2012.

In the United States, Gruma Corporation has five collective bargaining agreements that represent a total of 602 workers at five separate facilities (Pueblo, Tempe, Henderson, Omaha and Madera). We renewed such agreements on March 23, 2013, March 27, 2011 and January 22, 2011, respectively, and have entered into new agreements in Omaha on April 10, and in Madera on July 1, 2012.

In England, we have one collective bargaining agreement covering 11 employees at a facility, which is renewed every 12 months.

In the Netherlands, we are covered by a national labor agreement for bakery workers. This agreement is reviewed every six to twenty four months, depending on the term of the agreement.

In Australia, we have a collective bargaining agreement covering 223 employees at our facility, which is renewed every three years.

In Italy, we are covered by a national labor agreement for industrial food staff. This agreement is reviewed every 12 to18 months nationally.

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

SHARE OWNERSHIP

As of April 25, 2014, the following Directors and Senior Managers have GRUMA shares which in each case represent less than 1% of our capital stock:  Eduardo Livas Cantú and Leonel Garza Ramírez. Juan A. González Moreno, Mayra González Moreno, Graciela González Moreno and Carlos Hank González are the only directors that beneficially own more than 1% of GRUMA’s outstanding shares. In addition, based on information available to us, Ms. Graciela Moreno Hernández, the widow of the late Mr. Roberto González Barrera, and certain of her descendants directly and through trusts own 240,832,032 shares representing approximately 55.65% of our outstanding shares.

ITEM 7                          Major Shareholders And Related Party Transactions.

MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our capital stock as of April 25, 2014 (which consists entirely of Series B Shares), according to the information on record obtained from our annual shareholders meeting held on such date and the information available to us. Ms. Graciela Moreno Hernández, the widow of the late Mr. Roberto González Barrera, and certain of her descendants (the “Primary Shareholder Group”) are the only shareholders we know collectively to beneficially own more than 5% of our capital stock.  We repurchased ADM’s stake in us in December 2012. See “Item 4.  Information on the Company—Share Purchase Transaction with Archer-Daniels-Midland”. See “Item 9.  The Offer and Listing” for a further discussion of our capital stock.  Our majority shareholder does not have different or preferential voting rights with respect to those shares they own.  As of April 25, 2014, our Series B shares were held by more than 2,170 record holders in Mexico.

Name	Number of Series B Shares		Percentage of Outstanding Shares
Primary Shareholder Group (1)	240,832,032	(1)	55.65%
Other shareholders	191,917,047		44.35%

Total	432,749,079	(2)	100%

(1)      The shares beneficially owned by the Primary Shareholder Group include: 159,701,704 shares held indirectly by the Primary Shareholder Group through two trusts.

(2)      As of April 25, 2014, our capital stock was represented by 432,749,079 issued Series B, class I, no par value shares (“Series B shares”), of which 432,749,079 shares were outstanding, all of them fully subscribed and paid.

The Primary Shareholder Group controls approximately 55.65% of our outstanding shares and therefore has the power to elect a majority of our 12 directors.  In addition, under Mexican law, any holder or group of holders representing 10% or more of our capital stock may elect one director for each 10% of capitalstock held.

We cannot assure that the Primary Shareholder Group will continue to act together for purposes of control. Additionally, the Primary Shareholder Group may pledge part of its shares in us to secure any future borrowings. If such were the case, and the Primary Shareholder Group were to default on its payment obligations, the lenders could enforce their rights with respect to such shares, and the Primary Shareholder Group could lose its controlling interest in us resulting in a change of control. A change of control could trigger a default in some of our credit agreements and the indenture governing our perpetual bonds and have a material adverse effect upon our business, financial condition, results of operations and prospects.

Other than changes resulting from the ADM Transaction and as a result of the death of Mr. Roberto González Barrera’s, we are not aware of any significant changes in the percentage of ownership of any shareholders which held 5% or more of our outstanding shares during the past three years.

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

At their peak on December 13, 2013, the outstanding balance of loans from GIMSA to GRUMA were Ps.3,197 million. The average interest rate for these loans from 2011 to March 31, 2014 was 5.67%. As of March 31, 2014, we have no outstanding balance owed to GIMSA.

Additionally, as of March 31, 2014, the outstanding balance of loans from Gruma to GIMSA was Ps.296 million, with an interest rate of 5.90%.

In September of 2001, Gruma Corporation started to make loans to us.  Since 2010 these operations, at their peak on December 2012, reached the amount of U.S.$50 million.  From 2011 to March 31, 2014, we borrowed money from Gruma Corporation at an average rate of 1.0%.  As of March 31, 2014, we have no outstanding balance owing to Gruma Corporation.

Additionally, on July 1, 2013, Gruma Corporation entered into a 2-year loan with GRUMA for the amount of U.S.$180 million, with equal quarterly payments and an interest rate of 4.5%, which is the peak of these operations since 2011. As of March 31, 2014 this loan has an outstanding balance of U.S.$140 million.

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

On December 14, 2012, we acquired through the exercise of a purchase option pursuant to certain rights of first refusal (the “ADM Transaction”) the stake that Archer-Daniels-Midland owned directly and indirectly in us and certain of our subsidiaries (the “Equity Interests”), consisting of:

•                  18.81% of the then outstanding shares of Gruma S.A.B. de C.V. and, indirectly, an additional 4.35% of the then outstanding shares of Gruma, S.A.B. de C.V. via the acquisition of 45% of the shares of Valores Azteca, S.A. de C.V. (“Valores Azteca”), a company that owned 9.66% of the shares of Gruma, S.A.B. de C.V.;

•                  3% of the partnership interest of Valores Mundiales and Consorcio Andino, holding companies of the Venezuelan companies, MONACA and DEMASECA, respectively;

•                  40% of the shares of Molinera de Mexico, our wheat flour business in Mexico; and

•                  100% of the shares of Valley Holding Inc., a company that owns 20% of Azteca Milling, our corn flour business in the United States.

The Equity Interests were acquired from Archer-Daniels-Midland for U.S.$450 million plus a contingent payment of up to US$60 million, which contingent payment is payable only if during the 42 months following the closing of the ADM Transaction certain conditions are met. See “Item 10.  Additional Information—Material Contracts.”  The economic terms of the ADM Transaction were based on the terms contained in the offer made by a third party to Archer-Daniels-Midland for the purchase of the Equity Interests.  As a result of the ADM Transaction, Archer-Daniels-Midland no longer holds an ownership interest in the Company.

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

During 2010, 2011, and 2012 we purchased U.S.$97 million, U.S.$147 million and U.S.$179 million, respectively, of inventory, including primarily wheat and corn, from Archer-Daniels-Midland Corporation, a shareholder during those years, at market rates and terms.  For more information regarding these transactions, please see “Item 4.  Information on the Company—Business Overview—Discontinued Operations— Venezuelan Companies.”

Other Transactions

Until February 15, 2011, we held approximately 8.8% of the outstanding shares of GFNorte, a Mexican financial institution. On February 15, 2011, we concluded the sale of all of our shares of GFNorte’s capital stock.  As a result of the sale, GRUMA no longer holds any stake in GFNorte.

In the past, we obtained financing from GFNorte’s subsidiaries at market rates and terms.  For the past eight years, the highest outstanding loan amount has been Ps.600 million (in nominal terms) with an interest rate of 7.3% in June 2011.  In addition, we have insurance contracts in place with Seguros Banorte Generali, S.A. de C.V., a subsidiary of GFNorte, to manage certain risks associated with some of our subsidiaries.  In 2011, 2012 and 2013, we paid insurance premiums of approximately Ps.110,239, Ps.114,422 and Ps.18,379, respectively.

For more information, please see Note 31 to our audited consolidated financial statements.

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

United States

Cox v. Gruma Corporation.

On or about December 21, 2012, a consumer filed a putative class action against Gruma Corporation, claiming that Mission tortilla chips should not be labeled “All Natural” if they contain certain non-natural ingredients. The plaintiff seeks restitution or other actual damages including attorneys’ fees. In response to a motion to dismiss plaintiff’s First Amended Complaint, Judge Yvonne Gonzalez Rogers granted in part Gruma Corporation’s motion, and referred to the US FDA for an administrative determination regarding the use of the “All Natural” identifier.  On January 6, 2014 the FDA responded that it would not, at this time, consider the referred issue.  The court then requested additional briefing from the parties, and will be proceeding with the case.

We intend to vigorously defend against this action.  It is the opinion of the Company that the outcome of this proceeding will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Mexico

Income Tax Claims.

The Ministry of Finance and Public Credit has lodged certain tax assessments against us for an amount of Ps.29.9 million plus penalties, inflation adjustments and charges in connection with withholding on interest payments to our foreign creditors during the years 2001 and 2002. Mexican tax authorities claim that the Company should have withheld at a higher rate than the 4.9% actually withheld by the Company. The Company has filed several motions to annul these assessments. Such motions later were relinquished, in order to be eligible for the tax amnesty program set forth in the Provisional Article Third of the Federal Income Law for the 2013 Fiscal Year.

Thereafter on May 2013, the partial tax assessment relief was authorized, and we paid Ps.3.3 million on May 21, 2013 to settle the dispute.

On January 29, 2014, the International Taxation Central Administration Office lodged a tax assessment against the Company for an amount of Ps.41.2 million in connection with the 2001 and 2002 years, and derived from the initial assessment lodgedin 2005. Given that the assessment was partially relieved (80%) and, that the remaining amount was paid on May of 2013, we intend to request reversal.

We intend to vigorously defend against this action. It is the opinion of the Company that the outcome of this proceeding will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

CNBV Investigation.

On December 8, 2009, the Surveillance Office of the Comisión Nacional Bancaria y de Valores (the Mexican National Banking and Securities Commission, or CNBV) began an investigation into the Company in respect of the timely disclosure of material events reported through the Mexican Stock Exchange during the end of 2008 and throughout 2009 in connection with the Company’s foreign exchange derivative losses and the subsequent conversion of the realized losses into debt.  In 2011, the CNBV commenced an administrative proceeding against the Company for alleged infringements to applicable legislation.  The Company participated in this proceeding in order to demonstrate its compliance with current legislation and to adopt applicable defenses as deemed appropriate in order to protect Gruma’s interests.

On October 29, 2013, we were notified by the CNBV of its resolution whereby a fine equivalent to Ps.4.2 million was imposed on us, same which we timely paid and therefore, the proceeding initiated by the CNBV on August of 2011, was finally concluded.

SAT Information Request.

From time to time we receive requests for information from the Mexican tax authorities with respect to prior closed fiscal years. Most recently, on February 5, 2014, we received a request for information from the Financial Sector Tax Control Central Administration Office of the Servicio de Administración Tributaria (the Mexican Tax Administration Service, or SAT) with respect to derivative losses incurred in 2009. As of the date hereof we have fully complied with the SAT’s information request and are awaiting a response, which we believe should be favorable, although we can give no assurance in that regard.

Discontinued Operations-Venezuela

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

Following the notice of the investment dispute on November 9, 2011, on May 10, 2013, Valores Mundiales and Consorcio Andino commenced an arbitration proceeding against the Republic before the ICSID based in Washington, D.C. ICSID registered the arbitration application on June 11, 2013 under case No. ARB/13/11. The arbitration panel has already been formed. The purpose of the arbitration is to seek compensation for the damages caused by the Republic’s violation of Articles III (obstruction of management, maintenance, development, using, enjoyment, extension, sale and liquidation of the investment), IV (lack of fair and equitable treatment) and V (transfer of investment income as repatriation of capital, royalty payment) of the Investment Treaty, to the detriment of Valores Mundiales and Consorcio Andino, in their capacity as Spanish investors. In the arbitration application filed before the ICSID, Valores Mundiales and Consorcio Andino have reserved their rights to extend the dispute against the Republic, in case it executes the forced acquisition of MONACA and DEMASECA Decree.

The tribunal that presides over this arbitration proceeding was constituted in January 2014. Under the provisions of the Investment Treaty, Valores Mundiales and Consorcio Andino have not yet made a claim for compensation resulting from expropriation, but have made a claim for damages resulting from the Republic’s actions in respect of the property owned by Valores Mundiales and Consorcio Andino.

While negotiations with the government have taken place and may take place from time to time, the Company cannot assure that such negotiations will be successful or will result in the Investors receiving adequate compensation, if any, for their investments subject to the Expropriation Decree.  Additionally, the Company cannot predict the results of any arbitral proceeding, or the ramifications that costly and prolonged legal disputes could have on its results of operations or financial position, or the likelihood of collecting a favorable arbitration award.  The Company and its subsidiaries reserve and intend to continue to reserve the right to seek full compensation for any and all expropriated assets and investments under applicable law, including investment treaties and customary international law. We do not have insurance for the risk of appropriation.

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

The Company intends to exhaust all legal remedies available in order to safeguard and protect the Company’s legitimate interests. See Note 30 to our audited consolidated financial statements.

ITEM 9                           The Offer And Listing.

TRADING HISTORY

Our Series B Shares have been traded on the Bolsa Mexicana de Valores, S.A.B. de C.V., or Mexican Stock Exchange, since 1994.  The ADSs, each representing four Series B Shares, commenced trading on the New York Stock Exchange in November 1998.  As of December 31, 2013, our capital stock was represented by 432’749,079 issued Series B shares, all of them fully subscribed and paid,.  As of December 31, 2013, 45’310,752 Series B shares of our common stock were represented by 11’327,688  ADSs held by 5 record holders in the United States.

PRICE HISTORY

The following table sets forth, for the periods indicated, the annual high and low closing sale prices for the Series B Shares and the ADSs as reported by the Mexican Stock Exchange and the New York Stock Exchange, respectively.

	Mexican Stock Exchange		NYSE
	Common Stock		ADS(2)
	High	Low	High	Low
	(Ps. Per share(1))		(U.S.$ per ADS)
Annual Price History
2009	25.67	3.67	7.89	.9214
2010	28.70	16.97	8.99	5.20
2011	28.66	19.61	8.96	6.33
2012	41.54	26.45	12.76	7.79
2013	98.92	39.50	31.00	12.32
Quarterly Price History
2011
1st Quarter	27.24	22.17	8.96	7.19
2nd Quarter	24.71	19.61	8.36	6.63
3rd Quarter	25.39	20.00	8.60	6.33
4th Quarter	28.66	23.10	8.54	6.90
2012
1st Quarter	34.39	26.45	10.77	7.79
2nd Quarter	38.94	30.09	11.81	8.58
3rd Quarter	36.88	33.26	11.26	9.83
4th Quarter	41.54	35.87	12.76	10.66
2013
1st Quarter	57.48	39.50	18.65	12.32
2nd Quarter	66.51	52.59	21.74	16.95
3rd Quarter	77.46	58.19	23.64	18.32
4th Quarter	98.92	73.83	31.00	22.36
2014
1st Quarter	110.95	100.01	33.53	30.79
Monthly Price History
October 2013	89.42	73.83	27.36	22.36
November 2013	92.64	86.44	28.54	26.01
December 2013	98.92	91.09	31.00	27.76
January 2014	109.84	100.01	33.09	30.48
February 2014	110.95	103.99	33.53	31.34
March 2014	108.82	102.60	33.08	30.79
April 2014 (3)	110.44	105.96	33.79	32.20

(1) Pesos per share reflect nominal price at trade date.

(2) Price per ADS in U.S.$; one ADS represents four Series B Shares.

(3) As of April 21, 2014.

On April 21, 2014, the last reported sale price of the B Shares on the Mexican Stock Exchange was Ps.109.10 per B Share.  On April 21, 2014, the last reported sale price of the ADSs on the New York Stock Exchange was U.S.$ 33.48 per ADS.

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

MARKET MAKER

On September 30, 2009, we entered into an agreement with UBS Casa de Bolsa (“UBS”) pursuant to which UBS acts as a market maker for our common shares listed on the Mexican Stock Exchange.  The purpose of the agreement is to provide liquidity for the Company’s shares.  This agreement has been extended until September 30, 2014.

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

Shareholders’ meetings may be called by the board of directors, the Chairman of the Board of Directors, the  Audit and/or Corporate Governance Committees, or a court.  The Chairman of the board of directors or the Chairman of the Audit or Corporate Governance Committees may be required to call a shareholders’ meeting if holders of at least 10% of our outstanding share capital request a meeting in writing, or at the written request of any shareholder if no shareholders’ meeting has been held for two consecutive years, or, if during a period of two consecutive years, the board of directors’ annual report for the previous year and the Company’s financial statements were not presented to the shareholders, or if the shareholders did not elect directors.

Notice of shareholders’ meetings must be published in the Federal Official Gazette or in a newspaper of general circulation in San Pedro Garza García, Nuevo León at least 15 days prior to the meeting.  Shareholders’ meetings may be held without such publication provided that 100% of the outstanding shares are represented.  Shareholders’ meetings must be held within the corporate domicile in San Pedro Garza García, Nuevo León.

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

As of April 25, 2014, our capital stock was represented by 432,749,079 issued Series B shares, all of them fully subscribed and paid.

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

In addition to the U.S.$450 million paid to Archer-Daniels-Midland in exchange of the Equity Interests, the Equity Purchase Agreement provides that we must pay a contingent payment of up to U.S.$60 million to Archer-Daniels-Midland, which contingent payment is payable only if during the 42 months following the closing of the ADM Transaction (ending on June 14, 2016), certain conditions take place in connection with (i) the increase in the price of the Company´s stock, over the closing price of the Company´s stock determined for purposes of the ADM Transaction (the “Closing Price”), at the end of the 42 months period; (ii) the difference between the price of the Company´s stock established for public offers made by us and the Closing Price; (iii) the acquisition, by a strategic investor, of 15% or more of the Company´s capital stock; or (iv) the reduction of the percentage of the Company´s shares that are considered to be held by the public at any time, starting from 26%. See “Item 4.  Major Shareholders and Related Party Transactions—Share Purchase Transaction with Archer-Daniels-Midland.”

We maintain a reserve in the event that any or all of the aforementioned contingent payment is made to Archer-Daniels-Midland. See Note 3 to our audited consolidated financial statements.

Perpetual Bonds

On December 3, 2004, Gruma, S.A.B. de C.V. issued U.S.$300 million 7.75% senior unsecured perpetual bonds, which at the time were rated BBB- by Standard & Poor’s Ratings and by Fitch.  The bonds which have no fixed final maturity date, have a call option exercisable by GRUMA at any time beginning five years after the issue date. As of December 31, 2013 we have not hedged any interest payments on our U.S.$300 million 7.75% senior unsecured perpetual bonds.

Rabobank Syndicated Facility

In June 2013, the Company obtained a 5-year Syndicated Credit Facility for U.S.$220 million with Coöperatieve Centrale Raiffeisen Boerenleenbank B.A., “Rabobank Nederland”, New York Branch, as administrative agent, with an average life of 4.2 years and amortizations starting on December 2014. This facility has an interest rate based on LIBOR plus a spread between 150 and 300 basis points based on the Company’s leverage ratio. BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer and Bank of America, N.A., also participated in this facility. The Rabobank Syndicated Facility contains covenants that require us to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1, and to maintain a maximum ratio of total funded debt to EBITDA of not more than 4.75:1 from June 18, 2013 until September 30, 2013; 4.50:1 from October 1, 2013 until September 30, 2014; 4.0:1 from October 1, 2014 until September 30, 2015; and 3.5:1 from October 1, 2015 and thereafter. The Rabobank Syndicated Facility also limits our ability, and our subsidiaries’ ability in certain cases, among other things, to, create liens, make certain investments, merge or consolidate with other companies or sell substantially all of our assets, make certain restricted payments, enter into agreements that prohibit the payment of dividends, engage in transactions with affiliates and enter into certain hedging transactions. Aditionally, the Rabobank Syndicated Facility limits our subsidiaries’ ability to guarantee certain additional indebtedness and to incur additional indebtedness under certain circumstances.

Inbursa Pesos Syndicated Facility

In June 2013, the Company obtained a 5-year Syndicated Credit Facility for Ps.2,300 million with Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, as administrative agent, with an average life of 4.2 years and amortizations starting on December 2014. The facility has an interest rate of 91-day TIIE plus a spread between 162.5 and 262.5 basis points based on the Company’s leverage ratio. Banco Nacional de Comercio Exterior, S.N.C., Banca de Desarrollo and HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, also participated in this facility. The Inbursa Peso Syndicated Facility contains covenants that require us to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1, and to maintain a maximum ratio of total funded debt to EBITDA of not more than 4.75:1 from June 12, 2013 until September 30, 2013; 4.50:1 from October 1, 2013 until September 30, 2014; 4.0:1 from October 1, 2014 until September 30, 2015; and 3.5:1 from October 1, 2015 and thereafter. This facility also limits our ability and our subsidiaries’ ability in certain cases, among other things, to create liens; make certain investments, merge or consolidate with other companies or sell substantially all of our assets, make certain restricted payments, enter into agreements that prohibit the payment of dividends, engage in transactions with affiliates and enter into certain hedging transactions. Aditionally, the Inbursa Peso Syndicated Facility limits our subsidiaries’ ability to guarantee certain additional indebtedness and to incur additional indebtedness under certain circumstances.

Gruma Corporation Loan Facility

In October 2006, Gruma Corporation entered into a U.S.$100 million 5-year revolving credit facility with a syndicate of financial institutions, which was refinanced and extended to U.S.$200 million for an additional 5-year term on June 20, 2011.  The facility, as refinanced in 2011, has an interest rate based on LIBOR plus a spread of 1.375% to 2% that fluctuates in relation to Gruma Corporations leverage and contains less restrictive provisions than those in the facility replaced.  In November, 2012 we increased the aggregate commitment under this facility up to the maximum permitted amount of US $250,000,000.  The additional US $50,000,000 were used by Gruma Corporation to cover part of the purchase price under the ADM Transaction, specifically the purchase of ADM’s stake in Azteca Milling. This facility contains covenants that limit Gruma Corporation’s ability to merge or consolidate, and require it to maintain a ratio of total funded debt to consolidated EBITDA of not more than 3.0:1.  In addition, this facility limits Gruma Corporation’s, and certain of its subsidiaries’ ability, among other things, to create liens; make certain investments; make certain restricted payments; enter into any agreements that prohibit the payment of dividends; and engage in transactions with affiliates.  This facility also limits Gruma Corporation’s subsidiaries’ ability to incur additional debt.

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

MASECA® Trademark License Agreement

On November 29, 2013, we entered into an agreement with GIMSA in connection with the trademark  MASECA®, through which GRUMA granted GIMSA the license to exclusively use the trademark MASECA® in Mexico for a term of 6 years. In consideration, GRUMA  collected from GIMSA a  fixed net royalty for the following six years equivalent to Ps.390.5 million per year, after  a 12.75% discount rate for early payment. Therefore, on December 19, 2013, GIMSA paid GRUMA Ps.2,343 million.

In turn, in order to support GIMSA in its efforts to promote the MASECA® trademark in Mexico, GRUMA will contribute 0.75% of the annual net sales of GIMSA during each year of the term of the referred agreement, as a contribution for advertising and publicity expenses.

EXCHANGE CONTROLS

Mexican law does not restrict our ability to remit dividends and interest payments, if any, to Mexican or non-Mexican holders of our securities.  Payments of dividends to equity holders generally will be subject to Mexican withholding tax. See “Taxation — Mexican Tax Considerations — Payment of Dividends.” Mexico has had a free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994.

TAXATION

The following summary contains a description of certain Mexican federal and U.S. federal income tax consequences of the acquisition, ownership and disposition of Series B Shares or Series B Share ADSs (which are evidenced by ADRs), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase or hold Series B Shares or ADSs.

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

Payment of Dividends

Since January 1, 2014, under the Mexican Income Tax Law, dividends, either in cash or in kind, paid with respect to Series B Shares represented by ADSs are  subject to Mexican withholding tax of 10%, regardless of whether or not they come from the net tax profit account (cuenta de utilidad fiscal neta, or CUFIN).  This tax will not be paid if the dividends are paid from the CUFIN generated until December 31, 2013, for which the company paying the dividend shall keep records of both CUFIN accounts, the one generated until December 31, 2013 and the one generated as from January 1, 2014, indicating to which CUFIN the dividends which are being paid belong to.

It is important to mention that the withholding tax may be lower, if the receiver of the dividend resides in a country which has entered into a Treaty to Avoid the Double Taxation with Mexico and if such Treaty provides for a lower tax. In the case of residents in the United States, the withholding tax is 0%.

A Mexican corporation will not be subject to any tax if the amount of declared dividends does not exceed the CUFIN, regardless of the date on which such CUFIN was generated.

If we pay a dividend in an amount greater than our CUFIN balance (which may occur in a year when net profits exceed the balance in such accounts), then we are required to pay 30% income tax on an amount equal to the product of the portion of the grossed-up amount which exceeds such balance multiplied by 1.4286  . This tax would be paid by the company paying the dividend.

Taxation of Dispositions

The sale or other disposition of ADSs by a non-resident holder will be subject to a Mexican withholding income tax of 10% over the profit.  Deposits of Series B Shares in exchange for ADSs and withdrawals of Series B Shares in exchange for ADSs will not give rise to Mexican tax or transfer duties.The sale of Series B Shares by a non-resident holder will be subject to a withholding of  10% Mexican tax on the profits, if the transaction is carried out through the Mexican Stock Exchange or other securities markets approved by the Mexican Ministry of Finance.

The tax referred to in the previous paragraph is not payable, if the seller of the shares resides in a country which has entered into a treaty to avoid the double taxation with Mexico. For these purposes, the seller shall deliver to the intermediary a writ in which, under oath, it states that it is a resident for purposes of the treaty and will provide its tax registry identification number.

Sales or other dispositions of Series B Shares made in other circumstances generally would be subject to higher rates of Mexican tax, regardless of the nationality or residence of the transferor.

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

The summary does not purport to be a comprehensive description of all of the tax consequences of the acquisition, ownership or disposition of Series B Shares or ADSs.  The summary applies only to U.S. holders that will hold their Series B Shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders that own or are treated as owning 10% or more of our voting Series B Shares (whether held directly or through ADSs or both), tax-exempt entities, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, certain U.S. expatriates, holders liable for the alternative minimum tax, securities traders electing to account for their investment in their Series B Shares or ADSs on a mark-to-market basis, partnerships and other pass-through entities and persons holding their Series B Shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction.  The following summary assumes that we are not a passive foreign investment company (a “PFIC”), which we do not believe that we were for our 2013 taxable year and do not currently expect to become for our current taxable year or the foreseeable future.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Series B Shares or ADSs that is:

•                  a citizen or resident of the United States;

•                  a corporation (or an entity taxable as a corporation) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•                  an estate the income of which is subject to U.S. federal taxation regardless of its source;

•                  a trust if (i) a court within the U.S. is able to exercise primary supervision over the administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) such trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person;

If a partnership (or any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Series B Shares or the ADSs, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership.  A holder of Series B Shares or ADSs that is a partnership, and partners in such partnership, should consult their tax advisors about the U.S. federal income tax consequences of acquiring, holding and disposing of the Series B Shares or the ADSs, as the case may be.

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

Qualified Dividend Income

Certain dividends received by non-corporate U.S. holders that constitute “qualified dividend income” will be subject to a reduced maximum marginal U.S. federal income tax rate.  Qualified dividend income generally includes, dividends received from “qualified foreign corporations.” In general, the term “qualified foreign corporation” includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory, and which includes an exchange of information program.  The Tax Treaty has been approved for this purpose by the U.S. Treasury Department.  In addition, a foreign corporation is treated as a qualified foreign corporation with respect to any dividend paid by the corporation with respect to stock of the corporation that is readily tradable on an established securities market in the United States.  For this purpose, a share is treated as readily tradable on an established securities market in the United States if an ADR backed by such share is so traded.

Notwithstanding the previous rule, dividends received from a foreign corporation that is a passive foreign investment company or “PFIC,” as discussed below, under “Passive Foreign Investment Company Rules,” in the year in which the dividend was paid (or was a PFIC in the year prior to the year in which the dividend was paid) will not constitute qualified dividend income.  In addition, the term “qualified dividend income” will not include, among other dividends, any (i) dividends on any share of stock or ADS which is held by a taxpayer for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which such share or the Series B Shares backing the ADS become ex-dividend with respect to such dividends or (ii) dividends to the extent that the taxpayer is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respects to positions in substantially similar or related property.  Moreover, special rules apply in determining a taxpayer’s foreign tax credit limitation in the case of qualified dividend income.

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

The Company does not believe that it was a PFIC, for U.S. federal income tax purposes, for its preceding taxable year and does not expect to be a PFIC in its current taxable year or in the foreseeable future. However, because PFIC status depends upon the composition of a company’s income and assets, the market value of assets from time to time, and the application of rules that are not always clear, there can be no assurance that the Company will not be classified as a PFIC for any taxable year.

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

Information Reporting and Backup Withholding

Dividends on, and proceeds from the sale or other disposition of, the Series B Shares or ADSs paid to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding at the applicable rate unless the holder:

•                  establishes that it is an exempt holder; or

•                  provides an accurate taxpayer identification number on a properly completed IRS Form W-9 and certifies that no loss of exemption from backup withholding has occurred.

The amount of any backup withholding from a payment to a holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

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

INTEREST RATE RISK

We depend upon debt financing transactions, including debt securities, bank and vendor credit facilities and leases, to finance our operations.  All such financial instruments, as well as the related interest rate derivatives discussed further below, are entered into for other than trading purposes.  These transactions expose us to interest rate risk, with the primary interest-rate risk exposure resulting from changes in the relevant base rates (mostly LIBOR and to a lesser extent, Prime and TIIE) which are used to determine the interest rates that are applicable to borrowings under our credit facilities.  We are also exposed to interest rate risk in connection with refinancing of maturing debt.  We had U.S.$301.1 million (Ps.3,938 million) of fixed rate debt and U.S.$970.3 million (Ps.12,688 million) in floating rate debt as of December 31, 2013.  A hypothetical 100 basis point increase or decrease in interest rates would not have a significant effect on the fair value of our fixed rate debt.  The following table sets forth, as of December 31, 2013, principal cash flows and the related weighted average interest rates by expected maturity dates for our debt obligations.

	Maturity Dates
	2014	2015	2016	2017	Thereafter	Total	Fair Value
	(in millions of pesos, except percentages)
Liabilities
Debt
Fixed Rate (Ps.)	3.8	11.0	—	—	3,923.0	3,937.8	3,981.9
Average Rate	3.99%	3.99%	—	—	7.75%	7.73%
Floating Rate (Ps.)	3,272.1	951.8	3,310.3	1,586.5	3,567.2	12,687.9	12,910.1
Average Rate	5.67%	2.6%	2.75%	4.76%	4.19%	3.81%

From time to time, we use derivative financial instruments such as interest rate swaps for purposes of hedging a portion of our debt, in order to reduce our exposure to increases in interest rates.  Several of these contracts, however, do not qualify for accounting treatment as hedging transactions.

Since 2011 we have not entered into any additional interest rate swap transactions.

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

FOREIGN EXCHANGE RATE RISK

Our net sales are denominated in U.S. dollars, Mexican pesos and other currencies.  During 2013, 46% of our revenues were generated in U.S. dollars, 39% in pesos and 15% in other currencies.  In addition, as of December 31, 2013, 71% of our total assets were denominated in currencies other than Mexican pesos, particularly U.S. dollars.  A significant portion of our operations is financed through U.S. dollar-denominated debt.

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

As of December 31, 2013, 64.9% of our debt obligations was denominated in U.S. dollars.  The following table sets forth information concerning our U.S. dollar-denominated debt as of December 31, 2013.  The table does not reflect our U.S. dollar sales or our U.S. dollar-denominated assets.

	Expected Maturity Date (U.S. dollar-denominated Debt) as of December 31, 2013
U.S. dollar-denominated debt	2014	2015	2016	Thereafter	Total	Fair Value
	(in millions of pesos)
7.75% Perpetual Bond	0	0	0	3,923.0	3,923.0	3,967.1
BBVA Syndicated Loan Facility	326.9	326.9	1,307.7	0	1,961.5	2,009.6
Rabobank Syndicated Facility	143.8	287.7	431.5	2,013.8	2,876.8	2,988.9
Gruma Corp	0	0	1,046.1	0	1,046.1	1,038.8
Other U.S. dollar loans	989.7	0	0	0	989.7	989.7
TOTAL	1,460.4	614.6	2,785.3	5,936.8	10,797.1	10,994.1

An important part of our foreign exchange rate risk relates to our substantial U.S. dollar-denominated debt for our non-U.S. subsidiaries.

As indicated in Notes 6 A and 22 C to our audited consolidated financial statements, during 2013, we entered into forward transactions in order to hedge the Mexican peso to U.S. dollar foreign exchange rate risk related to the price of corn purchases for the summer and winter corn harvests in Mexico.  Since these exchange rate derivative financial instruments did not qualify for hedge accounting treatment, they were recognized at fair value and are subsequently re-measured at fair value.  As of December 31, 2013, we had open positions of foreign exchange derivative transactions with maturity during January 2014 that represented a gain of Ps.12.3 million which was recognized in income as comprehensive financing cost, net. The operations terminated throughout 2013 of these instruments represented a favorable effect of approximately Ps.29.8 million recognized in income.

As of March 31, 2014, the Company had foreign exchange derivative transactions in effect for a nominal amount of U.S.$27 million with different maturities from April through May, 2014. We recognized our currency derivative instruments at fair value. The purpose of these contracts was to hedge the risks related to exchange rate fluctuations on the price of corn and wheat, which is denominated in U.S. dollars.

In recent years, political and social instability has prevailed in Venezuela, and the Venezuelan government devalued its currency and established a two tier exchange structure on January 11, 2010.  On December 30, 2010, the Venezuelan government issued Exchange Agreement No. 14, which established a single exchange rate of 4.30 bolivars per U.S. dollar effective January 1, 2011.  We lost control of the Venezuelan Companies on January 22, 2013.  On February 8, 2013, the National Executive, through the Central Bank of Venezuela and the Ministry of Popular Power for Planning and Finance, amended the Exchange Agreement to the effect that an exchange rate of 6.30 bolivars per U.S. dollar is applicable to all operations conducted in foreign currency effective as of February 9, 2013. The Venezuelan Companies have been deconsolidated from our operations as of January 22, 2013. As indicated in Note 6 to our audited consolidated financial statements, in March 2013, the Venezuelan government announced the creation of an alternative exchange mechanism called the Supplementary System of Foreign Exchange Administration (Sistema Complementario de Administración de Divisas, SICAD). The SICAD operates as an auction system that allows entities in specific sectors to buy foreign currency for imports. This is not a free auction (that is, the counterpart that offers the highest price does not necessarily have the right to receive the foreign currency). Each auction may have different rules (for example, the minimum and maximum amount of foreign currency that may be offered to exchange). Limited amounts of dollars are available and entities do not commonly get the full amount for which they entered in auction. During December 2013, the Venezuelan government authorized the Central Bank of Venezuela to publish the average exchange rate resulting of SICAD auctions. During the weeks commencing on December 23 and December 30, 2013, the Central Bank of Venezuela published on its website the average exchange rate for auctions No.13 and No.14 (11.30 Venezuelan bolivars per U.S. dollar).

On January 24, 2014, Exchange Agreement No. 25 became effective, which establishes the concepts to which the SICAD exchange rate (11.30 Venezuelan bolivars per U.S. dollar) applies, for sale of foreign currency operations. In addition, the agreement also provides that the sale operation of foreign currency, whose clearance has been requested to the Central Bank of Venezuela before the Exchange Agreement No. 25 became effective, will be settled at the exchange rate effective on the date on which such operations were authorized. This Exchange Agreement No.25 will result in a net foreign exchange loss of Ps.142,079 to us in 2014, which will be presented as discontinued operations, this exchange loss is originated by certain accounts receivable maintained with the Venezuelan companies as of December 31, 2013 which are expected to be settled at this new exchange rate (11.30 Venezuelan bolivars per U. S. dollar). The only mechanism available to obtain foreign currency to remit dividends outside of Venezuela is the CADIVI. Obtainment of foreign currency (U.S. dollars) has not been authorized to pay dividends outside of Venezuela in the past five years. Accordingly, it is important to consider which exchange rate is more appropriate when required to remit cash flows outside of Venezuela.

COMMODITY AND DERIVATIVE PRICE RISK

The availability and price of corn and other agricultural commodities, as well as fuel, are subject to wide fluctuations due to factors outside our control, such as weather, plantings, government (domestic and foreign) farm programs and policies, changes in global demand/supply and global production of similar and competitive crops, as well as hydrocarbons. We hedge a portion of our production requirements through commodity futures and options contracts in order to reduce the risk created by price fluctuations and supply of corn, wheat, natural gas, diesel and soy oils which exist as part of ongoing business operations. The open positions for hedges of purchases do not exceed the maximum production requirements for a one-year period.

During 2013, we entered into short-term hedge transactions through commodity futures and options for a portion of our requirements. All derivative financial instruments are recorded on the consolidated balance sheet at their fair value as either assets or liabilities. Changes in the fair value of derivatives are recorded each period in earnings or accumulated other comprehensive income in stockholders’ equity, depending on whether the derivative qualifies for hedge accounting and is effective as part of a hedge transaction. Ineffectiveness results when the change in the fair value of the hedge instruments differs from the change in the fair value of the hedged item.

For hedge transactions that qualify and are effective, gains and losses are deferred until the underlying asset or liability is settled, and then are recognized as part of that transaction.

Gains and losses which represent hedge ineffectiveness and derivative transactions that do not qualify for hedge accounting are recognized in income.

As of December 31, 2013, 2012 and 2011 financial instruments that qualify as hedge accounting represented an unfavorable effect of Ps.71.5 million in 2013 and a favorable effect of Ps.119.3 million and Ps.14.9 million in 2012 and 2011, respectively, which was recognized as comprehensive income in equity. From time to time we hedge commodity price risks utilizing futures and options strategies that do not qualify for hedge accounting. As a result of non-qualification, these derivative financial instruments are recognized at their estimated fair values and are marked to market with the associated effect recorded in current period earnings. For the years ended December 31, 2012 and 2011, we recognized a favorable effect of Ps.17.1 million and an unfavorable effect of Ps.40.2 million from these contracts, respectively. Additionally, as of December 31, 2013, we realized Ps.30.2 million in net losses on commodity price risk hedges that did not qualify for hedge accounting, while at December 31, 2012 and 2011 we realized net gains of Ps.21.1 million and net losses for Ps.52.6 million, respectively .

Based on our commodity exposure hedged with derivative financial instruments at December 31, 2013, 2012 and 2011 a hypothetical 10 percent decline in market prices applied to the fair value of the instruments would result in a charge to income of Ps.54.6 million, Ps.68.8 million and Ps.40.4 million, respectively (for non-qualifying contracts).

COUNTERPARTY RISK

We maintain centralized treasury operations in Mexico for our Mexican operations and in the United States for our U.S. operations. Liquid assets are invested primarily in government bonds, bank repos and short-term debt instruments with a minimum “A1/P1” rating for our U.S. operations and “A” for our Mexican operations. We face credit risk from the potential non-performance by the counterparties in respect of the financial instruments that we utilize. Substantially all of these financial instruments are unsecured. We do not anticipate non-performance by the counterparties, which are principally licensed commercial banks with long-term credit ratings. In addition, we minimize counterparty solvency risk by entering into derivative instruments only with major national and international financial institutions using standard International Swaps and Derivatives Association, Inc. (“ISDA”) forms and long form confirmation agreements. For our operations in Europe, Oceania, Asia and Central America, we only invest cash reserves with well-known local banks and local branches of international banks.  In addition, we also keep small investments abroad.

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

ITEM 12                    Description Of Securities Other Than Equity Securities.

American Depositary Shares

Our Series B Shares have been traded on the Bolsa Mexicana de Valores, S.A.B. de C.V., or Mexican Stock Exchange, since 1994. The ADSs, each representing four Series B Shares, commenced trading on the New York Stock Exchange in November 1998. As of April 25, 2014, our capital stock was represented by 432,749,079 issued Series B shares, all of them fully subscribed and paid. As of December 31, 2013, 45,310,752 Series B shares of our common stock were represented by 11,327,688 ADSs held by five record holders in the United States.

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

ITEM 14                    Material Modifications To The Rights Of Security Holders And Use Of Proceeds.

Not applicable.

ITEM 15                    Controls and Procedures.

(a)         Disclosure controls and procedures. We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2013. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, as appropriate to allow timely decisions regarding required disclosure.

(b)         Management’s annual report on internal controls over financial reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our Board of Directors, Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer and other personnel, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued(v.1992) by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Control—Integrated Framework (v.1992), our management concluded that our internal control over financial reporting was effective as of December 31, 2013.

(c)          Attestation Report of the registered public accounting firm. The report of PricewaterhouseCoopers, S.C., an independent registered public accounting firm, on our internal control over financial reporting is included herein at page F-2.

(d)         Changes in internal control over financial reporting. There has been no change in our internal control over financial reporting during 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16                    Reserved

ITEM 16A.                                Audit Committee Financial Expert.

Our Board of Directors has determined that Everardo Elizondo Almaguer qualifies as an independent member of the board and as an “audit committee financial expert”, within the meaning of this Item 16A.

ITEM 16B.                                Code of Ethics.

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies, among others, to our Chief Executive Officer, Chief Financial Officer,Chief Administrative

Officer, persons performing similar functions, members of the board of directors, senior management and employees. Our code of ethics is available on our web site at www.gruma.com. If we amend any provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer and persons performing similar functions, or if we grant any waiver of such provisions to such persons, we will disclose such amendment or waiver on our web site at the same address.

ITEM 16C.                                Principal Accountant Fees and Services.

Audit and Non-Audit Fees

The following table sets forth the fees billed to us and our subsidiaries by our independent registered public accountants, PricewaterhouseCoopers, during the fiscal years ended December 31, 2013 and 2012:

	Year ended December 31,
	2013		2012
	(thousands of Mexican pesos)
Audit fees	Ps.	46,306	Ps.	45,494
Tax fees	10,198		6,159
Other fees	1,190		2,687
Total fees	Ps.	57,694	Ps.	54,340

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

ITEM 16D.                                Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

ITEM 16E.                                Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Issuer Purchase of Equity Securities

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1, 2013-January 31, 2013	0	Not applicable	0	Not applicable
February 1, 2013-February 28, 2013	0	Not applicable	0	Not applicable
March 1, 2013-March 31, 2013	0	Not applicable	0	Not applicable
April 1, 2013-April 30, 2013	0	Not applicable	0	Not applicable
May 1, 2013-May 31, 2013	0	Not applicable	0	Not applicable
June 1, 2013-June 30, 2013	0	Not applicable	0	Not applicable
July 1, 2013-July 31, 2013	0	Not applicable	0	Not applicable
August 1, 2013-August 31, 2013	0	Not applicable	0	Not applicable
September 1, 2013-September 30, 2013	0	Not applicable	0	Not applicable
October 1, 2013-October 31, 2013	0	Not applicable	0	Not applicable
November 1, 2013-November 30, 2013	0	Not applicable	0	Not applicable
December 1, 2013-December 31, 2013	0	Not applicable	0	Not applicable

In December 2012, we acquired the stake that Archer-Daniels-Midland owned in us and certain of our subsidiaries. We acquired 18.81% of our then outstanding shares directly and an additional 4.35% of our then outstanding shares indirectly via the acquisition of Valores Azteca. In 2013, we merged Valores Azteca into Gruma, S.A.B. de C.V. and subsequently cancelled those shares.

ITEM 16F.                                 Change in Registrant’s Certifying Accountant.

During the years ended December 31, 2013, 2012 and 2011 and through the date of this Annual Report, the principal independent registered public accountant engaged to audit our financial statements, PricewaterhouseCoopers, S.C., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed.

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

Audit Committee

Under the NYSE Rules, listed companies must have an audit committee with a minimum of three members who are independent directors. Under the Mexican Securities Law, listed companies are required to have an Audit Committee comprised solely of independent directors. The members of the Audit Committee are appointed by the Board of Directors, with the exception of its Chairman, who is appointed by the shareholders at the Shareholders’ Meeting. Currently, our Audit Committee is comprised of three members. Our Audit Committee operates pursuant to the provisions of the Mexican Securities Law and our Bylaws. A description of the specific functions of our Audit Committee can be found in Item 10. See “Item 10. Additional Information—Audit and Corporate Governance Committees” for further information about our Audit Committee.

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

ITEM 16H.                               Mine Safety Disclosure.

Not Applicable.

PART III

ITEM 17                    Financial Statements.

Not Applicable.

ITEM 18                    Financial Statements.

See pages F-1 through F-85, incorporated herein by reference.

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

Documents filed as exhibits to this annual report:

Exhibit No.

1	English translation of our bylaws (estatutos sociales) as amended through May 15, 2013.

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

4(a)(1)

U.S.$225 million credit facility by and among us, the Lenders party thereto and BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, as Administrative Agent, dated March 22, 2011(3), and its amendment dated December 3, 2012.(4)

4(a)(2)

U.S.$200 million revolving credit facility among Gruma Corporation, the Lenders party thereto, Bank of America, N.A., as Administrative Agent, Documentation Agent, Swing Line Lender, and Letter of Credit Issuer, dated June 20, 2011, and its amendment dated November 21, 2012.(4)

4(a)(3)	Ps.600 million term loan by and among us and Banco Nacional de Comercio Exterior, S.N.C. dated June 16, 2011(4), and its amendment dated December 7, 2012.(5)

4(a)(4)

Ps.1,200 million credit facility by and among us, the Lenders party thereto and BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, as Administrative Agent, dated June 15, 2011(4), and its amendment dated December 3, 2012.(5)

4(a)(5)(1)	U.S.$50 million credit facility by and among us and Centrale Raiffeisen-Boerenleenbank B.A. dated June 15, 2011(4), and its first amendment dated June 28, 2012.(5)

4(a)(5)(2)	U.S.$50 million credit facility by and among us and Centrale Raiffeisen-Boerenleenbank B.A. dated June 15, 2011(4), and its second amendment dated November 29, 2012.(5)

4(a)(6)	U.S.$220 million syndicated credit facility dated June 13, 2013 with Rabobank Nederland

4(a)(7)	English translation of Ps 2,300 million syndicated credit facility dated June 10, 2013 with Inbursa

4(a)(8)	Equity Purchase Agreement by and among us, Archer-Daniels-Midland Company, ADM Milling, Co., and ADM Bio Productos, S.A. de C.V. dated December 14, 2012.(5)

5	English translation of Trademark License Agreement by and among us and GIMSA, dated November 29, 2013.

8	List of Principal Subsidiaries.

12(a)(1)	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2014.

12(a)(2)	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2014.

13	Officer Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2014.

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

(5)      Previously filed in Annual Report in Form 20-F (File No. 1-14852), originally filed with the SEC on April 30, 2013, Incorporated herein by reference.

SIGNATURES

The registrant, Gruma, S.A.B. de C.V., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUMA, S.A.B. de C.V.

/s/ Homero Huerta Moreno
Name: Homero Huerta Moreno
Title: Chief Administrative Officer

Dated: April 30, 2014

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

CONTENT

Report of Independent Registered Public Accounting Firm

To the Stockholders of

Gruma, S. A. B. de C. V.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows, present fairly, in all material respects, the financial position of Gruma, S. A. B. de C. V. and its subsidiaries (the “Company”), as of December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows, for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing in Item 15.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

As disclosed in Notes 28 and 30 to the consolidated financial statements, on January 22, 2013, the Ministry of Justice and Internal Relations in Venezuela designated individuals as special managers representing the Republic of Venezuela, for the foreign subsidiaries located in that country, providing the right to take control over such subsidiaries. Consequently and as a result of the loss of control, the Company stopped consolidating the financial information of the Venezuelan subsidiaries as of January 22, 2013.

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

PricewaterhouseCoopers, S. C.

s/s Víctor A. Robledo Gómez

C.P.C. Víctor A. Robledo Gómez

Monterrey, Nuevo León, México

April 29, 2014

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos)

(Notes 1, 2 and 5)

	Note	As of December 31, 2013		As of December 31, 2012
Assets
Current:
Cash and cash equivalents	8	Ps.	1,338,555	Ps.	1,287,368
Derivative financial instruments	22	120,562		45,316
Accounts receivable, net	9	7,193,317		7,048,525
Inventories	10	7,644,130		13,383,990
Recoverable income tax		1,768,539		1,621,044
Prepaid expenses		167,739		228,791
		18,232,842		23,615,034
Asset held for sale	13	103,300		—
Total current assets		18,336,142		23,615,034

Non-current:
Long-term notes and accounts receivable	11	190,863		346,944
Investment in associates	12	148,881		1,156,251
Property, plant and equipment, net	13	17,904,972		20,917,534
Intangible assets, net	14	2,631,101		2,775,444
Deferred tax assets	15	287,668		649,195
Investment in Venezuela available for sale	28	3,109,013		—
Total non-current assets		24,272,498		25,845,368

Total Assets		Ps.	42,608,640	Ps.	49,460,402

Liabilities
Current:
Short-term debt	16	Ps.	3,275,897	Ps.	8,018,763
Trade accounts payable		3,547,498		6,307,796
Derivative financial instruments	22	71,540		28,832
Provisions	17	53,980		97,743
Income tax payable		1,525,933		327,657
Other current liabilities	18	2,875,593		2,744,267
Total current liabilities		11,350,441		17,525,058

Non-current:
Long-term debt	16	13,096,443		11,852,708
Provision for deferred taxes	15	2,046,118		4,225,367
Employee benefits obligations	19	629,043		583,764
Provisions	17	323,804		289,800
Other non-current liabilities	3	735,931		649,988
Total non-current liabilities		16,831,339		17,601,627

Total Liabilities		28,181,780		35,126,685

Equity
Shareholders’ equity:
Common stock	20	5,363,595		5,668,079
Reserves		(132,209)		272,262
Retained earnings	20	7,741,678		5,361,325
Total shareholders’ equity		12,973,064		11,301,666
Non-controlling interest		1,453,796		3,032,051

Total Equity		14,426,860		14,333,717
Total Liabilities and Equity		Ps.	42,608,640	Ps.	49,460,402

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In thousands of Mexican pesos, except per-share data)

(Notes 1, 2 and 5)

	Note	2013		2012		2011

Net sales		Ps.	54,106,305	Ps.	54,409,450	Ps.	48,488,146
Cost of sales		(36,510,754)		(37,849,274)		(33,371,189)

Gross profit		17,595,551		16,560,176		15,116,957

Selling and administrative expenses		(12,572,458)		(13,645,196)		(12,485,762)
Other expenses, net	24	(192,495)		(100,970)		(203,850)

Operating income		4,830,598		2,814,010		2,427,345

Comprehensive financing cost, net	26	(968,414)		(826,694)		(627,313)
Share of profits of associated companies	12	2,562		2,976		3,329
Gain from the sale of shares of associated company	12	—		—		4,707,804

Income before income tax		3,864,746		1,990,292		6,511,165

Income tax expense	27	(198,448)		(862,781)		(1,618,271)

Consolidated net income from continuing operations		3,666,298		1,127,511		4,892,894

(Loss) income from discontinued operations, net	28	(356,329)		576,248		922,928

Consolidated net income		Ps.	3,309,969	Ps.	1,703,759	Ps.	5,815,822

Attributable to:
Shareholders		Ps.	3,163,133	Ps.	1,115,338	Ps.	5,270,762
Non-controlling interest		146,836		588,421		545,060
		Ps.	3,309,969	Ps.	1,703,759	Ps.	5,815,822

From continuing operations:
Basic and diluted earnings per share (pesos)		Ps.	7.75	Ps.	1.21	Ps.	8.16

From discontinued operations:
Basic and diluted earnings per share (pesos)		Ps.	(0.59)	Ps.	0.79	Ps.	1.19

From continuing and discontinued operations:
Basic and diluted earnings per share (pesos)		Ps.	7.16	Ps.	2.00	Ps.	9.35

Weighted average shares outstanding (thousands)		441,835		558,712		563,651

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In thousands of Mexican pesos)

(Notes 1, 2 and 5)

	Note	2013		2012		2011

Consolidated net income		Ps.	3,309,969	Ps.	1,703,759	Ps.	5,815,822

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurement of employment benefit obligations	19	(170,618)		(105,967)		2,336
Income taxes	15	42,298		10,783		11,725
		(128,320)		(95,184)		14,061

Items that may be subsequently reclassified to profit or loss:
Foreign currency translation adjustments (net of the reclassification adjustment from discontinued operations of Ps.432,458 in 2013)		156,847		29,130		1,589,088
Share of other comprehensive income of associated companies		—		71,217		(5,014)
Cash flow hedges		(585,811)		461,687		4,969
Other		—		(71,810)		—
Income taxes	15	142,545		(125,113)		9,261
		(286,419)		365,111		1,598,304

Other comprehensive income, net of tax		(414,739)		269,927		1,612,365

Total comprehensive income		Ps.	2,895,230	Ps.	1,973,686	Ps.	7,428,187

Attributable to:
Shareholders		Ps.	2,630,867	Ps.	1,378,161	Ps.	6,486,642
Non-controlling interest		264,363		595,525		941,545
		Ps.	2,895,230	Ps.	1,973,686	Ps.	7,428,187

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In thousands of Mexican pesos)

(Notes 1, 2 and 5)

	Common stock (Note 20-A)			Reserves
	Number of shares (thousands)	Amount		Foreign currency translation adjustment (Note 20-D)		Share of equity of associated companies		Cash flow hedges and other reserves		Retained earnings (Note 20-B)		Total share- holders’ equity		Non- controlling interest		Total equity

Balances at January 1, 2011	563,651	Ps.	6,972,425	Ps.	(1,282,185)	Ps.	(66,203)	Ps.	(1,694)	Ps.	1,322,218	Ps.	6,944,561	Ps.	3,777,713	Ps.	10,722,274
Transactions with owners of the Company:
Dividends paid from net tax profit account (CUFIN)												—		(524,303)		(524,303)
Contribution from non-controlling interest												—		86,626		86,626
												—		(437,677)		(437,677)
Comprehensive income:
Net income of the year										5,270,762		5,270,762		545,060		5,815,822
Foreign currency translation adjustment (Net of taxes of Ps.8,583)				1,205,213								1,205,213		392,458		1,597,671
Remeasurement of employment benefit obligations (Net of taxes of Ps.11,725)										10,034		10,034		4,027		14,061
Share of other comprehensive income of associated companies						(5,014)						(5,014)		—		(5,014)
Cash flow hedges								4,969				4,969		—		4,969
Other								678				678		—		678
Comprehensive income of the year	—	—		1,205,213		(5,014)		5,647		5,280,796		6,486,642		941,545		7,428,187

Balances at December 31, 2011	563,651	6,972,425		(76,972)		(71,217)		3,953		6,603,014		13,431,203		4,281,581		17,712,784
Transactions with owners of the Company:
Dividends paid from CUFIN												—		(96,187)		(96,187)
Contribution from non-controlling interest												—		165,710		165,710
Acquisition of Company’s own shares	(106,335)	(1,304,346)								(2,707,003)		(4,011,349)		—		(4,011,349)
Contingent payment due to acquisition of Company’s own shares (Note 3)										(492,272)		(492,272)		—		(492,272)
Effect of acquisition of non-controlling interest, net of taxes (Note 3)										995,923		995,923		(1,914,578)		(918,655)
	(106,335)	(1,304,346)		—		—		—		(2,203,352)		(3,507,698)		(1,845,055)		(5,352,753)
Comprehensive income:
Net income of the year										1,115,338		1,115,338		588,421		1,703,759
Foreign currency translation adjustment (Net of taxes of Ps.(825))				9,860								9,860		20,095		29,955
Other						71,217		(328)		(71,217)		(328)		(265)		(593)
Remeasurement of employment benefit obligations (Net of taxes of Ps.10,783)										(82,458)		(82,458)		(12,726)		(95,184)
Cash flow hedges (Net of taxes of Ps.(125,938))								335,749				335,749		—		335,749
Comprehensive income of the year	—	—		9,860		71,217		335,421		961,663		1,378,161		595,525		1,973,686

Balances at December 31, 2012	457,316	Ps.	5,668,079	Ps.	(67,112)	Ps.	—	Ps.	339,374	Ps.	5,361,325	Ps.	11,301,666	Ps.	3,032,051	Ps.	14,333,717

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In thousands of Mexican pesos)

(Notes 1, 2 and 5)

	Common stock (Note 20-A)			Reserves
	Number of shares (thousands)	Amount		Foreign currency translation adjustment (Note 20-D)		Share of equity of associated companies		Cash flow hedges and other reserves		Retained earnings (Note 20-B)		Total share- holders’ equity		Non- controlling interest		Total equity

Balances at December 31, 2012	457,316	Ps.	5,668,079	Ps.	(67,112)	Ps.	—	Ps.	339,374	Ps.	5,361,325	Ps.	11,301,666	Ps.	3,032,051	Ps.	14,333,717
Transactions with owners of the Company:
Dividends paid from CUFIN												—		(594,024)		(594,024)
Cancellation of Company’s own shares due to merger with shareholder (Note 12)	(24,567)	(304,484)								(705,364)		(1,009,848)		—		(1,009,848)
Decrease of non-controlling interest due to cease of consolidation of Venezuela (Note 28)												—		(1,057,497)		(1,057,497)
Effect on acquisition of non-controlling interest, net of taxes										50,379		50,379		(191,097)		(140,718)
	(24,567)	(304,484)		—		—		—		(654,985)		(959,469)		(1,842,618)		(2,802,087)
Comprehensive income:
Net income of the year										3,163,133		3,163,133		146,836		3,309,969
Foreign currency translation adjustment (Net of taxes of Ps.(14,391))				(278,338)								(278,338)		2,727		(275,611)
Currency translation of discontinued operations				317,133								317,133		115,325		432,458
Remeasurement of employment benefit obligations (Net of taxes of Ps.42,298)										(127,795)		(127,795)		(525)		(128,320)
Cash flow hedges (Net of taxes of Ps.159,936)								(443,266)				(443,266)		—		(443,266)
Comprehensive income of the year	—	—		38,795		—		(443,266)		3,035,338		2,630,867		264,363		2,895,230

Balances at December 31, 2013	432,749	Ps.	5,363,595	Ps.	(28,317)	Ps.	—	Ps.	(103,892)	Ps.	7,741,678	Ps.	12,973,064	Ps.	1,453,796	Ps.	14,426,860

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In thousands of Mexican pesos)

(Notes 1, 2 and 5)

	2013		2012		2011
Operating activities:
Income before taxes	Ps.	3,864,746	Ps.	1,990,292	Ps.	6,511,165
Foreign exchange (gain) loss from working capital	(17,002)		91,990		(22,454)
Net cost of the year for employee benefit obligations	110,397		107,270		35,347
Items related with investing activities:
Depreciation and amortization	1,636,448		1,590,392		1,461,308
Impairment of long-lived assets	45,235		4,014		93,808
Written-down fixed assets	—		37,681		52,271
Interest income	(16,645)		(15,057)		(33,259)
Share of profits of associated companies	(2,562)		(2,976)		(3,329)
Gain from the sale of shares of associated company	—		—		(4,707,804)
Loss in sale of fixed assets and damaged assets	92,205		17,813		20,812
Items related with financing activities:
Derivative financial instruments	(40,725)		(146,142)		(207,816)
Foreign exchange gain from debt	(38,761)		(2,342)		(23,953)
Interest expense	1,015,458		782,487		903,005
	6,648,794		4,455,422		4,079,101
Accounts receivable, net	328,672		(321,637)		(1,502,494)
Inventories	2,202,680		(1,803,233)		(1,828,095)
Prepaid expenses	18,645		(10,384)		118,980
Trade accounts payable	(1,539,124)		705,178		1,276,091
Accrued liabilities and other accounts payables	528,842		(43,365)		(85,622)
Income taxes paid	(1,012,213)		(1,793,400)		(545,212)
Employee benefits obligations and others, net	(139,549)		(61,568)		49,787
Net cash flows from operating activities of discontinued operations	(357,316)		679,123		188,778
	30,637		(2,649,286)		(2,327,787)
Net cash flows from operating activities	6,679,431		1,806,136		1,751,314

Investing activities:
Acquisitions of property, plant and equipment	(1,468,326)		(2,593,108)		(1,588,513)
Sale of property, plant and equipment	121,859		74,287		107,196
Investment in Valores Azteca, S.A. de C.V. (associate)	—		(895,640)		—
Acquisition of subsidiaries, net of cash acquired	—		—		(708,664)
Acquisition of intangible assets	(3,401)		(14,916)		(20,743)
Sale of shares of associated company	—		—		9,003,700
Interests collected	16,498		15,057		32,816
Other	12,276		15,339		(6,300)
Net cash flows used in investing activities of discontinued operations	(203,807)		(56,648)		(40,363)
Net cash flows (used in) provided by investing activities	(1,524,901)		(3,455,629)		6,779,129

Cash to be used in (provided by) financing activities	5,154,530		(1,649,493)		8,530,443

Financing activities:
Proceeds from debt	12,361,530		14,618,388		15,162,806
Payment of debt	(15,877,418)		(6,973,659)		(21,373,729)
Interests paid	(994,840)		(768,289)		(929,662)
Derivative financial instruments collected	29,774		196,531		154,556
Acquisition of Company’s own shares	—		(4,011,348)		—
Acquisition of non-controlling interest (1)	(37,418)		(996,575)		—
Capital contribution from non-controlling interest	—		165,710		86,626
Dividends paid	(594,024)		(96,187)		(524,303)
Net cash flows used in financing activities of discontinued operations	—		(316,896)		(5,353)
Net cash flows (used in) provided by financing activities	(5,112,396)		1,817,675		(7,429,059)

Net increase in cash and cash equivalents	42,134		168,182		1,101,384
Exchange differences and effects from inflation on cash and cash equivalents	9,053		(60,465)		56,950
Cash and cash equivalents at the beginning of the year	1,287,368		1,179,651		21,317
Cash and cash equivalents at the end of the year	Ps.	1,338,555	Ps.	1,287,368	Ps.	1,179,651

The accompanying notes are an integral part of these consolidated financial statements.

(1) At December 31, 2013, an account payable for Ps.103,300 resulted from this transaction.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

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

The consolidated financial statements were authorized by the Chief Corporate Office and the Chief Administrative Office of the Company on April 23, 2014.

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

The Company applied IFRS that were effective at December 31, 2013. The following standards have been adopted by the Company for the first time for the year beginning on January 1, 2013 and had the following impact:

IAS 19, “Employee Benefits” was revised in June 2011. The changes on the Company’s accounting policies have been as follows: to immediately recognize all past service costs; and to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). These changes had no significant impact in the Company’s financial statements.

IFRS 12, “Disclosures of Interests in Other Entities” includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structured entities, and other off balance sheet vehicles. The disclosures that were applicable to the Company were included in Note 21.

IFRS 13, “Fair Value Measurements” aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements. The new disclosures that were applicable to the Company were included in Note 22.

IFRS 10, “Consolidated Financial Statements” - was issued in May 2011 and superseded the control and consolidation guidance contained in IAS 27, “Consolidated and Separate Financial Statements” and SIC 12 “Consolidation — Special Purpose Entities”. Under IFRS 10, the subsidiaries are all entities (including structured entities) over which the Company had control. The Company controls an entity when it is exposed, or has rights, to variable returns and has the capability to affect those returns through its power over the investee. The financial statements of subsidiaries are incorporated in the consolidated financial statements commencing on the date on which the control

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

begins, until the date when that control ceases. The Company has applied IFRS 10 retrospectively according to provisions described therein. The above mentioned had no effect on the consolidation of investments held by the Company.

In May 2013, the IASB amended the requirements related to recoverable amount of non-financial assets contained in IAS 36, “Impairment of Assets”. These amendments reduce the circumstances contained in IAS 36 in which the recoverable amount of cash-generating units (CGU) is required to be disclosed, due to the issuance of IFRS 13. These amendments must be applied for annual periods beginning on or after January 1, 2014; however, the Company decided to early adopt these amendments starting January 1, 2013.

The 2011 annual amendments issued in May 2012 include amendments to IAS 16 “Property, Plant and Equipment” which clarify that spare parts and maintenance equipment that comply with the definition of property, plant and equipment, are not part of inventory; and amendments to IAS 32, “Financial Instruments: Presentation” clarify that income taxes resulting from distributions to shareholders are recorded in accordance with IAS 12 “Income Taxes”. These improvements had no significant impact in the Company’s financial statements.

A)  BASIS OF MEASUREMENT

The consolidated financial statements have been prepared on the basis of historical cost, except for Venezuela’s financial information for years 2012 and 2011, due to its hyperinflationary environment and for the fair value of certain financial instruments as described in the policies shown below (see Note 5-K).

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

In particular, the information for assumptions, uncertainties from estimates, and critical judgments in the application of accounting policies, that have the most significant effect in the recognized amounts in these consolidated financial statements, are described below:

•                  The assumptions used for the determination of fair values of financial instruments (Note 22).

•                  The assumptions and uncertainties with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income (Notes 15 and 27).

•                  The key assumptions in impairment testing for long-lived assets used for the determination of the recoverable amount for the different cash generating units (Notes 13 and 14).

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

•                  The actuarial assumptions used for the determination of employee benefits obligations (Note 19).

•                  The key assumptions in impairment testing of the investment in Venezuela (Notes 28 and 30).

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

As a result of the Association, as of October 23, 2012, the investment that the Strategic Partner owned, directly and indirectly, in GRUMA and certain of its subsidiaries (the “Equity Interests”), was as follows:

•                  23.16% of the capital stock of GRUMA. The strategic Partner held directly 18.81% of the capital stock of GRUMA and indirectly 4.35% through owning 45% of Valores Azteca, S.A. de C.V. (“Valores Azteca”), a company that held 9.66% of the capital stock of GRUMA.

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

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

In relation with the Contingent Payment and as a result of the analysis of the above mentioned assumptions, at December 31, 2012  a contingent payment liability was recognized as Other non-current liabilities amounting Ps.606,495 (U.S.$46.6 million) and affecting the Company’s equity by the amount of Ps.492,272 and the investment in associates of Ps.114,223, solely regarding the scenario (i) as mentioned in the previous paragraph, in connection to GRUMA’s stock market price increase, over GRUMA’s stock Closing Price determined for purposes of the purchase of the Equity Interests, at the end of the 42 months’ period.

The Contingent Payment liability was registered at fair value, which was determined using projected future cash flows discounted to present value and the discount rate used is the average rate of return of any corporate bonds issued by companies comparable to GRUMA. Subsequent changes in the fair value of the Contingent Payment liability will affect the GRUMA’s income statement. As of December 31, 2013, the fair value of Contingent Payment amounted Ps.671,069, affecting the income statement by Ps.64,574, within “Comprehensive financing cost, net”. The Monte Carlo simulation model was used to estimate the future shares price, which includes the expected return and the weighted volatility of historical prices of GRUMA’s stock over a period of 42 months.

The significant data used to determine the fair value of the Contingent Payment liability as of December 31, 2013 and 2012 is presented in Note 22-D.

As of December 31, 2013 and 2012, the Company does not consider as probable scenarios (ii), (iii) and (iv) for the Contingent Payment abovementioned, so there was no contingent payment obligation recorded in connection with these cases.

The effect on the acquisition of GRUMA’s Subsidiaries Shares attributable to GRUMA’s shareholders investment is as follows:

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

Carrying value of non-controlling interest	Ps.	1,914,578
Purchase price	(996,572)
Deferred tax	77,917
Excess of book value over the purchase price of GRUMA’s Subsidiaries Shares	Ps.	995,923

To carry out the transaction of the Equity Interests, GRUMA obtained bridge loan facilities with maturity dates of up to a year for a total amount of Ps.5,103,360 (U.S.$400 million), lent by Goldman Sachs Bank USA, Banco Santander and Banco Inbursa (the “Short-Term Loan Facilities”), and used Ps.637,920 (U.S.$50 million) of Gruma Corporation’s revolving syndicated long term credit facility with Bank of America, which matures in 2016. For the execution of the Short-Term Loan Facilities, GRUMA’s permitted leverage ratios established under the loan facilities as of December 31, 2012 were increased to allow GRUMA to increase its leverage as a result of the obtainment of the Short-Term Loan Facilities. During June 2013, GRUMA obtained two long-term loan facilities which were used to settle the bridge loan facilities mentioned above (see Note 16).

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

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

(1)         As of December 31, 2013, the outstanding payment due to contingent consideration amounted to Ps.5,231.

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

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

(1)         As of December 31, 2013, the outstanding payment due to contingent consideration was fully paid.

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

5.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A)  BASIS OF CONSOLIDATION

a. Subsidiaries

The subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity when it is exposed, or has rights, to variable returns through its power over the investee. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. The financial statements of subsidiaries are incorporated in the consolidated financial statements commencing on the date on which the control begins, until the date when that control ceases.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Subsidiaries’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Company.

At December 31, 2013 and 2012, the main subsidiaries included in the consolidation were:

	% of ownership
	At December 31, 2013	At December 31, 2012
Gruma Corporation and subsidiaries	100.00	100.00
Grupo Industrial Maseca, S.A.B. de C.V. and subsidiaries	83.18	83.18
Molinos Nacionales, C.A. (Notes 3 and 28)	—	75.86
Derivados de Maíz Seleccionado, C.A. Notes 3 and 28)	—	60.00
Molinera de México, S.A. de C.V. and subsidiaries (Note 3)	100.00	100.00
Gruma International Foods, S.L. and subsidiaries	100.00	100.00
Productos y Distribuidora Azteca, S.A. de C.V.	100.00	100.00
Investigación de Tecnología Avanzada, S.A. de C.V. and subsidiaries	100.00	100.00

At December 31, 2013 and 2012, there were no significant restrictions for the investment in the subsidiaries mentioned above, except for those described in Note 28.

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

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

•                  Income and expenses are translated at average exchange rates when it has not fluctuated significantly during the year.

•                  Equity is translated at the exchange rate in effect at the date when the contributions were made and the earnings were generated.

•                  All resulting exchange differences are recognized in other comprehensive income as a separate component of equity denominated “Foreign currency translation adjustments”.

Previous to the translation to Mexican pesos, the financial statements of foreign subsidiaries with functional currency from a hyperinflationary environment are adjusted by inflation in order to reflect the changes in purchasing power of the local currency. Subsequently, assets, liabilities, equity, income, costs, and expenses are translated to the presentation currency at the closing rate at the date of the most recent balance sheet. To determine the existence of hyperinflation, the Company evaluates the qualitative characteristics of the economic environment, as well as the quantitative characteristics established by IFRS of an accumulated inflation rate equal or higher than 100% in the past three years.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

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

The closing exchange rates used for preparing the financial statements are as follows:

	As of December 31, 2013	As of December 31, 2012
Pesos per U.S. dollar	13.0765	13.0101
Pesos per Euro	18.0430	17.1941
Pesos per Swiss franc	14.7241	14.2420
Pesos per Venezuelan bolivar (Bs.)	2.0756	3.0256
Pesos per Australian dollar	11.6443	13.4960
Pesos per Chinese yuan	2.1428	2.0685
Pesos per Pound sterling	21.5684	21.0152
Pesos per Malaysian ringgit	3.9692	4.2499
Pesos per Costa Rica colon	0.0258	0.0256
Pesos per Ukrainian hryvnia	1.6341	1.6318
Pesos per Russian ruble	0.3995	0.4283
Pesos per Turkish lira	6.1268	7.2984

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

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

J)  LONG-LIVED ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

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

Non-current assets held for sale are stated at the lower of carrying amount and fair value less costs to sell. At December 31, 2012, the Company did not have this type of assets.

Discontinued operations are the operations and cash flows that can be clearly distinguished from the rest of the entity, that either have been disposed of or are classified as held for sale, and:

•                  Represent a line of business or geographical area of operations.

•                  Are part of a single coordinated plan to dispose of a line of business or geographical area of operations, or

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

•                  Is a subsidiary acquired exclusively with a view to resale.

K)  FINANCIAL INSTRUMENTS

Regular purchases and sales of financial instruments are recognized in the balance sheet on the trade date, which is the date when the Company commits to purchase or sell the instrument.

a. Financial assets

Classification

In its initial recognition and based on its nature and characteristics, the Company classifies its financial assets in the following categories: (i) financial assets at fair value through profit or loss, (ii) loans and receivables, (iii) financial assets held until maturity, and (iv) available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Balances of financial instruments held by the Company at December 31, 2013 and 2012 are disclosed in Note 22-A.

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

iv. Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated in this category or not classified in any of the other categories. They are included in current assets, except for assets with maturities greater than 12 months. These assets are initially recognized at fair value plus any transaction costs directly attributable to them; subsequently, these assets are recognized at fair value. If these assets cannot be measured through an active market, then they are measured at cost (See Note 28). Profit or losses from changes in the fair value are recognized in other

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

comprehensive income in the period when incurred. At disposition date, such profit or losses are recognized in income.

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

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

a. Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. At December 31, 2013 and 2012, the Company did not have this type of hedging.

b. Cash flow hedges

For cash flow hedge transactions, changes in the fair value of the derivative financial instrument are included as other comprehensive income in equity, based on the evaluation of the hedge effectiveness, and are reclassified to the income statement in the periods when the projected transaction is realized, see Note 22-C.

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

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

The liability recognized in the balance sheet in respect of defined benefit plans is the present value of the defined benefit obligation, less the fair value of plan assets. The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset). The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

The present value of the defined benefit obligation is determined by discounting the estimated cash outflows using discount rates in accordance with IAS-19, that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past service costs are recognized immediately in the income statement.

In the United States, the Company has a savings and investment plan that incorporates voluntary employee 401 (k) contributions with matching contributions of the Company in this country. The Company’s contributions are recognized in the income statement when incurred.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

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

The Company recognizes termination benefits as a liability at the earlier of the following dates: (a) when the Company can no longer withdraw the offer of those benefits; and (b) when the Company recognizes costs for a restructuring representing a provision and involves the payment of termination benefits. Termination benefits that do not meet this requirement are recognized in the income statement in the period when incurred.

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

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

Deferred tax assets and liabilities are offset if the entity has a legally enforceable right to set off assets against liabilities and are related to income tax levied by the same tax authority on the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares, which include convertible debt and share options.

For the years ended December 31, 2013, 2012 and 2011, the Company had no dilutive instruments issued.

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

The following tables detail the exposure of the Company to currency risks at December 31, 2013 and 2012. The tables show the carrying amount of the Company’s financial instruments denominated in foreign currency.

At December 31, 2013:

	Amounts in thousands of Mexican pesos
	U.S. Dollar		Pound sterling		Euros		Costa Rica colons and others		Total
Monetary assets:
Current (1)	Ps.	2,776,046	Ps.	265,952	Ps.	764,541	Ps.	1,077,969	Ps.	4,884,508
Non-current	9,912		—		7,406		10,854		28,172
Monetary liabilities:
Current	(5,459,193)		(271,561)		(247,916)		(544,162)		(6,522,832)
Non-current	(9,536,365)		(2,157)		(20,864)		(53,503)		(9,612,889)
Net position	Ps.	(12,209,600)	Ps.	(7,766)	Ps.	503,167	Ps.	491,158	Ps.	(11,223,041)

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

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

(1)         Approximately 70% of this balance corresponds to accounts receivable.

For the years ended December 31, 2013, 2012 and 2011, the effects of exchange rate differences on the Company’s monetary assets and liabilities were recognized as follows:

	2013		2012		2011
Exchange differences arising from foreign currency liabilities accounted for as a hedge of the Company’s net investment in foreign subsidiaries, recorded directly to equity as an effect of foreign currency translation adjustments	Ps.	(46,412)	Ps.	468,381	Ps.	(813,101)
Exchange differences arising from foreign currency transactions recognized in the income statement	55,763		(82,212)		41,217
	Ps.	9,351	Ps.	386,169	Ps.	(771,884)

Net sales are denominated in Mexican pesos, U.S. dollars, and other currencies. Sales generated in Mexican pesos were 39% in 2013, 41% in 2012 and 34% in 2011 of total net sales. Sales generated in U.S. dollars during 2013 were 46%, in 2012 and 2011were 45% of total net sales. Additionally, at December 31, 2013 and 2012, 71% and 63% of total assets were denominated in different currencies other than Mexican pesos, mainly in U.S. dollars. An important portion of operations are financed through debt denominated in U.S. dollars. For the years ended December 31, 2013, 2012 and 2011, net sales in foreign currency amounted to Ps.32,925,736, Ps.32,139,710 and Ps.28,663,315, respectively.

An important currency risk for the debt denominated in U.S. dollars is present in subsidiaries that are not located in the United States, which represented 90% of total debt denominated in U.S. dollars.

At December 31, 2013, the Company had foreign exchange derivative instruments for a nominal amount of U.S.$65 million maturing in January 2014. The purpose of these instruments is to hedge the risks related to exchange rate variations on corn price, which is denominated in U.S. dollars. At December 31, 2012, the Company had no open positions of foreign exchange derivative instruments.

The effect of foreign exchange differences recognized in the income statements for the years ended December 31, 2013, 2012 and 2011, related with the assets and liabilities denominated in foreign currency, totaled a gain of Ps.55,763, a loss of Ps.(82,212) and a gain of Ps.41,217, respectively. Considering the exposure at December 31, 2013, 2012 and 2011, and assuming an increase or decrease

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

of 10% in the exchange rates while keeping constant the rest of the variables such as interest rates, the effect after taxes in the Company’s consolidated results will be Ps.35,796, Ps.458,069 and Ps.128,673, respectively.

Interest rate risk

The variations in interest rates could affect the interest expense of financial liabilities bearing variable interest rates, and could also modify the fair value of financial liabilities bearing fixed interest rates.

For the Company, interest rate risk is mainly derived from debt financing transactions, including debt securities, bank and vendor credit facilities and leases. These financing transactions generate exposure to interest rate risk, principally due to changes in relevant base rates (mainly, LIBOR, and to a lesser extent, TIIE and Eurolibor) that are used to determine the interest rates applicable to the borrowings.

The following table shows, at December 31, 2013 and 2012, the Company’s debt at fixed and variable rates:

	Amounts in thousands of Mexican pesos
	2013		2012
Debt at fixed interest rate	Ps.	3,747,511	Ps.	3,734,498
Debt at variable interest rate	12,624,829		16,136,973
Total	Ps.	16,372,340	Ps.	19,871,471

From time to time, the Company uses derivative financial instruments such as interest rate swaps for the purposes of hedging a portion of its debt, in order to reduce the Company’s exposure to increases in interest rates.

For variable rate debt, an increase in interest rates will increase interest expense. A hypothetical increase of 100 basis points in interest rates on debt at December 31, 2013, 2012 and 2011 will have an effect on the results of the Company of Ps.126,248, Ps.161,370 and Ps.88,246, respectively, considering debt and interest rates at that date, and assuming that the rest of the variables remain constant.

Commodity price risk and derivatives

The availability and price of corn, wheat and other agricultural commodities and fuels are subject to wide fluctuations due to factors outside of the Company’s control, such as weather, plantings, government (domestic and foreign) farm programs and policies, changes in global demand/supply and global production of similar and competitive crops, as well as fuels. The Company hedges a portion of its production requirements through commodity futures and options contracts in order to reduce the risk created by price fluctuations and supply of corn, wheat, natural gas, diesel and soy oils which exist as part of ongoing business operations. The open positions for hedges of purchases do not exceed the maximum production requirements for a period no longer than 18 months, based on the Company’s corporate policies.

During 2013, the Company entered into short-term hedge transactions through commodity futures and options to hedge a portion of its requirements. All derivative financial instruments are recorded at their fair value as either assets or liabilities. Changes in the fair value of derivatives are recorded each period in earnings or accumulated other comprehensive income in equity, depending on whether the derivative

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

qualifies for hedge accounting and is effective as part of a hedge transaction. Ineffectiveness results when the change in the fair value of the hedge instruments differs from the change in the fair value of the position.

For hedge transactions that qualify and are effective, gains and losses are deferred until the underlying asset or liability is settled, and then are recognized as part of that transaction.

Gains and losses which represent hedge ineffectiveness and derivative transactions that do not qualify for hedge accounting are recognized in the income statement.

At December 31, 2013, 2012 and 2011, financial instruments that qualify as hedge accounting represented an unfavorable effect of Ps.71,540 in 2013 and a favorable effect of Ps.119,275 and Ps.14,876 in 2012 and 2011, respectively, which was recognized as comprehensive income in equity.

From time to time the Company hedges commodity price risks utilizing futures and options strategies that do not qualify for hedge accounting. As a result of non-qualification, these derivative financial instruments are recognized at their fair values and the associated effect is recorded in current period earnings. For the years ended December 31, 2012 and 2011, the Company recognized an favorable effect of Ps.17,090 and unfavorable of Ps.40,207, respectively. Additionally, as of December 31, 2013 the Company realized Ps.30,160 in net losses on commodity price risk hedges that did not qualify for hedge accounting; likewise, as of December 31, 2012 and 2011, realized net gains of Ps.21,058 and net losses of Ps.52,626, respectively.

Based on the Company’s overall commodity exposure at December 31, 2013, 2012 and 2011, a hypothetical 10 percent decline in market prices applied to the fair value of these instruments would result in an effect to the income statement of Ps.54,568, Ps.68,811 and Ps.40,431, respectively (for non-qualifying contracts).

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

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

The Company’s exposure to risk due to trade receivables is limited given the large number of its customers located in different parts of Mexico, the United States, Central America, Europe, Asia and Oceania. For this reason, there is not a significant concentration of credit risk. However, the Company still maintains reserves for credit losses. Risk control assesses the credit quality of the customer, taking into account its financial position, past experience and other factors.

Since most of the clients do not have an independent rating of credit quality, the Company’s management determines the maximum credit risk for each one, taking into account its financial position, past experience, and other factors. Credit limits are established according to policies set by the Company, which also includes controls that assure its compliance.

During 2013 and 2012, credit limits were complied with and, consequently, management does not expect any important losses from trade accounts receivable.

At December 31, 2013 and 2012, the Company has certain accounts receivable that are neither past due or impaired. The credit quality of such receivables does not present indications of impairment, since the sales are performed to a large variety of clients that include supermarkets, government institutions, commercial businesses and tortilla sellers. At December 31, 2013 and 2012, none of these accounts receivable presented non-performance by these counterparties.

The Company has centralized its treasury operations in Mexico, and in the United States for its operations in that country. Liquid assets are invested primarily in government bonds and short term debt instruments with a minimum grade of “A1/P1” in the case of operations in the United States and “A” for operations in Mexico. For operations in Central America, only invests cash reserves with leading local banks and local branches of international banks. Additionally, small investments are maintained abroad. The Company faces credit risk from potential defaults of their counterparts with respect to financial instruments they use. Substantially all of these financial instruments are not guaranteed. Additionally, it minimizes the risk of default by the counterparts contracting derivative financial instruments only with major national and international financial institutions using contracts and standard forms issued by the International Swaps and Derivatives Association, Inc. (“ISDA”) and operations standard confirmation formats.

Investment risk in Venezuela

The recent political and civil instability that has prevailed in Venezuela represents a risk to the Company’s investment in this country. The Company does not have insurance for the risk of expropriation of its investments. See Note 28 for additional information about the expropriation proceedings of MONACA assets and the measures taken by the People´s Defense Institute for the Access of Goods and Services of Venezuela (Instituto para la Defensa de las Personas en el Acceso a

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

los Bienes y Servicios de Venezuela, or INDEPABIS) in DEMASECA. Starting January 23, 2014 the activities of INDEPABIS were assumed by the Superintendencia Nacional para la Defensa de los Derechos Socio Económicos.

Considering the above, the financial position and results of the Company may be negatively affected due to the inability to obtain and collect a fair and reasonable compensation for the assets of MONACA and DEMASECA subject to expropriation.

The exchange rate controlled by the Foreign Exchange Administration Commission (Comisión de Administración de Divisas, CADIVI ) at December 31, 2012 was 4.30 Venezuelan bolivars per U.S. dollar. Certain entities in specific sectors such as the food industry, were allowed to use foreign currency to settle accounts payable or to remit dividends using the exchange rate established by CADIVI. There are often substantial delays to obtain foreign currency through this mechanism.

In March 2013, the Venezuelan government announced the creation of an alternative exchange mechanism called the Supplementary System of Foreign Exchange Administration (Sistema Complementario de Administración de Divisas, SICAD). The SICAD operates as an auction system that allows entities of specific sectors to buy foreign currency for imports. This is not a free auction (that is, the counterpart that offers the highest price does not necessarily have the right to receive the foreign currency). Each auction may have different rules (for example, the minimum and maximum amount of foreign currency that may be offered to exchange). Limited amounts of dollars are available and entities do not commonly get the full amount for which they entered in auction. During December 2013, the Venezuelan government authorized the Central Bank of Venezuela to publish the average exchange rate resulting of SICAD auctions. During weeks of December 23 and December 30, 2013, the Central Bank of Venezuela published on its website the average exchange rate for auctions No.13 and No.14 (11.30 Venezuelan bolivars per U.S. dollar).

On January 24, 2014, Exchange Agreement No. 25 became effective, which establishes the concepts to which the SICAD exchange rate (11.30 Venezuelan bolivars per U.S. dollar) applies to, for sale of foreign currency operations. In addition, the agreement also provides that the sale operation of foreign currency, whose clearance has been requested to the Central Bank of Venezuela before the Exchange Agreement No. 25 became effective, will be settled at the exchange rate effective on the date on which such operations were authorized. This Exchange Agreement No.25 will result in a net foreign exchange loss of Ps.142,079 in 2014, which will be presented as discontinued operations, this exchange loss is originated by certain accounts receivable maintained with the Venezuelan companies as of December 31, 2013 which are expected to be settled at this new exchange rate (11.30 Venezuelan bolivars per U.S. dollar).

The only mechanism permitted to obtain foreign currency for remittance of dividends outside of Venezuela is the CADIVI. Foreign currency (U.S. dollars) has not been authorized for dividend payments outside of Venezuela in the past five years.

Due to the aforementioned, it is important to consider the exchange rate that will be more appropriate when cash flows are remitted outside of Venezuela.

Liquidity risk

The Company funds its liquidity and capital resource requirements, in the ordinary course of business, through a variety of sources, including:

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

•                  cash generated from operations;

•                  committed and uncommitted short-term and long-term lines of credit;

•                  medium- and long-term debt contracting;

•                  offerings in Bond markets; and

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

The following tables show the remaining contractual maturities of financial liabilities of the Company:

At December 31, 2013:

	Less than a year		From 1 to 3 years		From 3 to 5 years		More than 5 years		Total
Short and long term debt	Ps.	3,272,118	Ps.	4,262,055	Ps.	5,153,781	Ps.	3,922,950	Ps.	16,610,904
Interest payable from short and long term debt	687,821		1,214,130		897,858		304,029		3,103,838
Financing leases	3,771		11,024		—		—		14,795
Trade accounts and other payables	8,003,004		—		—		—		8,003,004
Other non-current liabilities	—		671,069		—		—		671,069
Derivative financial instruments	71,540		—		—		—		71,540
	Ps.	12,038,254	Ps.	6,158,278	Ps.	6,051,639	Ps.	4,226,979	Ps.	28,475,150

At December 31, 2012:

	Less than a year		From 1 to 3 years		From 3 to 5 years		More than 5 years		Total
Short and long term debt	Ps.	8,043,091	Ps.	755,849	Ps.	6,704,466	Ps.	4,623,030	Ps.	20,126,436
Interest payable from short and long term debt	746,613		1,084,968		852,808		628,022		3,312,411
Financing leases	20,077		18,839		—		—		38,916
Trade accounts and other payables	9,434,272		—		—		—		9,434,272
Other non-current liabilities	—		—		606,495		—		606,495
Derivative financial instruments	28,832		—		—		—		28,832
	Ps.	18,272,885	Ps.	1,859,656	Ps.	8,163,769	Ps.	5,251,052	Ps.	33,547,362

The Company expects to meet its obligations with cash flows generated by operations. Additionally, the Company has access to credit lines with various banks to address potential cash needs.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

All inter-segment sales prices are market-based. The Chief Executive Officer evaluates performance based on operating income of the respective business units. The accounting policies for the reportable segments are the same as the policies described in Notes 2 and 5.

Segment information as of and for the year ended December 31, 2013:

	Corn flour and packaged tortilla division (United States and Europe)		Corn flour division (Mexico)		Other segments		Eliminations and corporate expenses		Total
Net sales to external customers	Ps.	27,760,984	Ps.	15,790,150	Ps.	10,482,332	Ps.	72,839	Ps.	54,106,305
Inter-segment net sales	39,639		645,675		1,236,873		(1,922,187)		—
Operating income (loss)	2,136,570		2,437,503		365,838		(109,313)		4,830,598
Depreciation and amortization	1,066,910		332,923		276,381		5,469		1,681,683

Total assets	17,364,824		11,547,873		10,384,077		3,311,866		42,608,640
Investment in associates	—		—		64,713		84,168		148,881
Total liabilities	8,942,631		4,238,286		3,204,957		11,795,906		28,181,780
Expenditures for fixed assets	849,693		566,512		246,856		(194,735)		1,468,326

Segment information as of and for the year ended December 31, 2012:

Corn flour and packaged tortilla division (United States and Europe)	Corn flour division (Mexico)	Discontinued operations (Venezuela)	Other segments	Eliminations and corporate expenses	Total
Net sales to external customers	Ps.	26,900,883	Ps.	16,809,903	Ps.	—	Ps.	10,662,239	Ps.	36,425	Ps.	54,409,450
Inter-segment net sales	30,672	763,547	—	1,303,796	(2,098,015)	—
Operating income (loss)	1,334,615	1,749,259	—	27,411	(297,275)	2,814,010
Depreciation and amortization	1,058,384	357,097	—	312,037	(95,431)	1,632,087

Total assets	17,600,503	12,793,474	7,087,569	11,318,494	660,362	49,460,402
Investment in associates	—	—	—	146,388	1,009,863	1,156,251
Total liabilities	7,931,084	3,808,836	2,948,192	4,630,339	15,808,234	35,126,685
Expenditures for fixed assets	1,630,227	451,771	—	393,171	117,939	2,593,108

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

Segment information as of and for the year ended December 31, 2011:

Corn flour and packaged tortilla division (United States and Europe)	Corn flour division (Mexico)	Discontinued operations (Venezuela)	Other segments	Eliminations and corporate expenses	Total
Net sales to external customers	Ps.	23,900,928	Ps.	14,799,007	Ps.	—	Ps.	9,643,075	Ps.	145,136	Ps.	48,488,146
Inter-segment net sales	196,857	586,733	—	1,128,926	(1,912,516)	—
Operating income (loss)	946,806	1,770,725	—	(183,752)	(106,434)	2,427,345
Depreciation and amortization	1,004,467	356,171	—	323,051	(76,302)	1,607,387

Total assets	16,860,083	11,618,882	6,430,234	10,460,321	(826,902)	44,542,618
Investment in associates	—	—	—	143,700	—	143,700
Total liabilities	7,074,787	3,451,518	3,021,882	3,919,903	9,361,744	26,829,834
Expenditures for fixed assets	858,475	238,958	—	404,051	133,762	1,635,246

A summary of information by geographic segment for the years ended December 31, 2013, 2012 and 2011 is presented below:

	2013		%	2012		%	2011		%
Net sales to external customers:
United States and Europe	Ps.	27,760,984	52	Ps.	26,900,883	50	Ps.	23,900,928	49
Mexico	21,180,569		39	22,269,740		41	19,870,195		41
Central America	3,385,916		6	3,368,693		6	3,180,155		7
Asia and Oceania	1,778,836		3	1,870,134		3	1,536,868		3
	Ps.	54,106,305	100	Ps.	54,409,450	100	Ps.	48,488,146	100

Capital expenditures:
United States and Europe	Ps.	849,693	59	Ps.	1,630,227	63	Ps.	858,475	53
Mexico	444,838		30	839,736		32	470,977		29
Central America	49,614		3	70,078		3	88,508		5
Asia and Oceania	124,181		8	53,067		2	217,286		13
	Ps.	1,468,326	100	Ps.	2,593,108	100	Ps.	1,635,246	100

Identifiable assets
United States and Europe	Ps.	17,364,824	41	Ps.	17,600,503	36	Ps.	16,860,083	38
Mexico	19,510,613		46	18,695,391		38	15,052,360		34
Discontinued operations (Venezuela)	—		—	7,087,569		14	6,430,234		14
Central America	2,239,126		5	2,376,482		5	2,408,555		5
Asia and Oceania	3,494,077		8	3,700,457		7	3,791,386		9
	Ps.	42,608,640	100	Ps.	49,460,402	100	Ps.	44,542,618	100

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

8. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include:

	At December 31, 2013		At December 31, 2012

Cash at bank	Ps.	809,905	Ps.	1,245,911
Short-term investments (less than 3 months)	528,650		41,457
	Ps.	1,338,555	Ps.	1,287,368

9. ACCOUNTS RECEIVABLE

Accounts receivable comprised the following:

	At December 31, 2013		At December 31, 2012

Trade accounts and notes receivable	Ps.	5,177,963	Ps.	6,530,563
Accounts receivable with Venezuelan companies	1,137,718		—
Employees	9,545		26,339
Recoverable value-added tax	901,570		485,608
Other debtors	294,377		374,249
Allowance for doubtful accounts	(327,856)		(368,234)
	Ps.	7,193,317	Ps.	7,048,525

The age analysis of accounts receivable is as follows:

			Not past due		Past due balances
	Total		date balances		1 to 120 days		121 to 240 days		More than 240 days
Accounts receivable	Ps.	7,521,173	Ps.	4,577,857	Ps.	1,494,638	Ps.	82,260	Ps.	1,366,418
Allowance for doubtful accounts	(327,856)		—		(100,836)		(50,217)		(176,803)
Total at December 31, 2013	Ps.	7,193,317	Ps.	4,577,857	Ps.	1,393,802	Ps.	32,043	Ps.	1,189,615

			Not past due		Past due balances
	Total		date balances		1 to 120 days		121 to 240 days		More than 240 days
Accounts receivable	Ps.	7,416,759	Ps.	4,525,500	Ps.	2,252,425	Ps.	188,609	Ps.	450,225
Allowance for doubtful accounts	(368,234)		—		(119,800)		(57,260)		(191,174)
Total at December 31, 2012	Ps.	7,048,525	Ps.	4,525,500	Ps.	2,132,625	Ps.	131,349	Ps.	259,051

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

For the years ended December 31, 2013 and 2012, the movements on the allowance for doubtful accounts are as follows:

	2013		2012
Beginning balance	Ps.	(368,234)	Ps.	(316,112)
Allowance for doubtful accounts	(52,208)		(116,240)
Receivables written off during the year	92,700		54,610
Exchange differences	(114)		9,508
Ending balance	Ps.	(327,856)	Ps.	(368,234)

10. INVENTORIES

Inventories consisted of the following:

	At December 31, 2013		At December 31, 2012
Raw materials, mainly corn and wheat	Ps.	5,182,139	Ps.	9,513,318
Finished products	925,917		1,018,452
Materials and spare parts	1,132,007		1,346,546
Production in process	148,755		220,439
Advances to suppliers	76,223		416,487
Inventory in transit	179,089		466,700
Raw material loans (1)	—		402,048
	Ps.	7,644,130	Ps.	13,383,990

(1)   Total amount due at December 31, 2012 related to physical loans of grains to government companies in Venezuela, which was received during 2013.

For the years ended December 31, 2013, 2012 and 2011, the cost of raw materials consumed and the changes in the inventories of production in process and finished goods, recognized as cost of sales amounted to Ps.23,579,575, Ps.26,409,848 and Ps.29,562,447, respectively.

For the years ended December 31, 2013, 2012 and 2011, the Company recognized Ps.69,854, Ps.90,584 and Ps.76,086, respectively, for inventory that was damaged, slow-moving and obsolete.

11. LONG-TERM NOTES AND ACCOUNTS RECEIVABLE

Long-term notes and accounts receivable are as follows:

	At December 31, 2013		At December 31, 2012
Long-term notes receivable from sale of tortilla machines	Ps.	144,142	Ps.	199,925
Prepaid rent deposits	—		98,792
Guarantee deposits	29,874		29,324
Long-term recoverable value-added tax	6,531		6,716
Other	10,316		12,187
	Ps.	190,863	Ps.	346,944

At December 31, 2013 and 2012, long-term notes receivable are denominated in pesos, maturing from 2015 to 2017 and bearing an average interest rate of 16.5%, for both years.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

12. INVESTMENT IN ASSOCIATES

Investment in associates is comprised of the following:

	At December 31, 2013		At December 31, 2012

Valores Azteca, S.A. de C.V (Mexican company)	Ps.	—	Ps.	1,009,863
Harinera de Monterrey, S.A. de C.V (Mexican company)	148,881		146,388
	Ps.	148,881	Ps.	1,156,251

The percentage of interest held in associates is:

	At December 31, 2013	At December 31, 2012

Valores Azteca, S.A. de C.V	—	45%
Harinera de Monterrey, S.A. de C.V	40%	40%

Valores Azteca, S.A. de C.V.

The Extraordinary Stockholders’ Meeting held on May 15, 2013 agreed on the merger by incorporation of Valores Azteca as merged company that is extinguished, with GRUMA as merging company. In accordance with this merger, GRUMA as owner of 45% of the capital stock of Valores Azteca, received 24,566,561 ordinary shares, with no par value, Series B, Class I, of GRUMA. The effect in the Company’s equity as a result of this merger was $1,009.8 million pesos, derived from cancellation of the Company’s investment in Valores Azteca, whose only asset was represented by GRUMA’s shares.

At December 31, 2012, Valores Azteca had 9.66% of the outstanding shares of the Company. As of December 31, 2012 and until the date of the merger, Valores Azteca had assets amounting to Ps.1,094,016 and no liabilities. From January 1, 2013 and until the date of the merger, Valores Azteca did not perform any operation and for the year ended December 31, 2012, had no revenues and reported a net profit of Ps.107,963. Valores Azteca was a private company and did not perform any operation or activity besides owning the shares of GRUMA. Derived from the multiple transactions completed on December 14, 2012, see Note 3, the Company acquired 45% of the outstanding shares of Valores Azteca.

Grupo Financiero Banorte, S.A.B. de C.V.

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

13. PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment for the years ended December 31, 2013 and 2012 were as follows:

	Land and buildings		Machinery and equipment		Leasehold improvements		Construction in progress		Total
At December 31, 2011
Cost	Ps.	8,914,511	Ps.	28,427,554	Ps.	1,043,612	Ps.	710,344	Ps.	39,096,021
Accumulated depreciation	(2,746,910)		(15,363,541)		(469,937)		—		(18,580,388)
Net book value	Ps.	6,167,601	Ps.	13,064,013	Ps.	573,675	Ps.	710,344	Ps.	20,515,633

For the year ended December 31, 2012
Opening net book value	Ps.	6,167,601	Ps.	13,064,013	Ps.	573,675	Ps.	710,344	Ps.	20,515,633
Exchange differences	(70,181)		(301,221)		(32,672)		(91,446)		(495,520)
Additions	85,874		815,259		43,036		1,840,418		2,784,587
Disposals	(1,488)		(244,407)		(16,679)		(980)		(263,554)
Depreciation charge from continuing operations	(177,541)		(1,209,406)		(81,766)		—		(1,468,713)
Transfers (1)	8,884		902,720		143,666		(1,055,270)		—
Impairment	—		(4,014)		—		—		(4,014)
Discontinued operations	(28,302)		(117,695)		(4,888)		—		(150,885)
Closing net book value	Ps.	5,984,847	Ps.	12,905,249	Ps.	624,372	Ps.	1,403,066	Ps.	20,917,534

At December 31, 2012
Cost	Ps.	8,908,549	Ps.	28,915,146	Ps.	1,152,567	Ps.	1,403,066	Ps.	40,379,328
Accumulated depreciation	(2,923,702)		(16,009,897)		(528,195)		—		(19,461,794)
Net book value	Ps.	5,984,847	Ps.	12,905,249	Ps.	624,372	Ps.	1,403,066	Ps.	20,917,534

For the year ended December 31, 2013
Opening net book value	Ps.	5,984,847	Ps.	12,905,249	Ps.	624,372	Ps.	1,403,066	Ps.	20,917,534
Exchange differences	(53,934)		(46,458)		6,951		2,659		(90,782)
Additions	6,691		384,303		1,953		1,075,379		1,468,326
Disposals	(7,680)		(221,036)		(8,578)		(11,919)		(249,213)
Depreciation charge from continuing operations	(176,660)		(1,151,012)		(90,201)		—		(1,417,873)
Transfers to assets held for sale	—		(103,300)		—		—		(103,300)
Transfers (1)	160,523		1,196,601		209,329		(1,566,453)		—
Impairment	—		(16,930)		—		—		(16,930)
Discontinued operations	(861,806)		(1,604,956)		(6,121)		(129,907)		(2,602,790)
Closing net book value	Ps.	5,051,981	Ps.	11,342,461	Ps.	737,705	Ps.	772,825	Ps.	17,904,972

At December 31, 2013
Cost	Ps.	7,747,517	Ps.	26,801,643	Ps.	1,314,759	Ps.	772,825	Ps.	36,636,744
Accumulated depreciation	(2,695,536)		(15,459,182)		(577,054)		—		(18,731,772)
Net book value	Ps.	5,051,981	Ps.	11,342,461	Ps.	737,705	Ps.	772,825	Ps.	17,904,972

(1)         Transfers correspond to capitalizations of construction in progress.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

For the years ended December 31, 2013, 2012 and 2011, depreciation expense was recognized as follows:

	2013		2012		2011

Cost of sales	Ps.	1,132,389	Ps.	1,168,931	Ps.	1,093,318
Selling and administrative expenses	285,484		299,782		263,938
	Ps.	1,417,873	Ps.	1,468,713	Ps.	1,357,256

At December 31, 2013 and 2012, property, plant and equipment included idle assets with a carrying value of approximately Ps.668,068 and Ps.842,992, respectively, resulting from the temporary shut-down of the productive operations of various plants in Mexico, the United States and Venezuela, mainly in the corn flour division in Mexico and packaged tortilla division in the United States.

For the years ended December 31, 2013 and 2012, the Company recognized impairment losses on fixed assets by Ps.16,930 and Ps.4,014, respectively, within “Other expenses”.

The impairment loss recognized in 2013 for Ps.16,930 referred to the subsidiary Transporte Aéreo Técnico Ejecutivo, S.A. de C.V., which is part of “other segments” (see next paragraph). The impairment loss in 2012 amounting to Ps.4,014 referred to Gruma Seaham, Ltd, which is part of the segment “Corn flour and packaged tortilla division (United States and Europe)”. The impairment loss in Gruma Seaham, Ltd, reflects a decrease in the recoverable value of fixed assets of this CGU due to its continued operating losses.

On December 16, 2013, the Company entered into a purchase-sale contract with retention of title to sell an Eurocopter aircraft for a total of Ps.103,300. The sale price will be paid no later than 45 calendar days from the contract date. At December 31, 2013, the Company reclassified this item as “Assets held for sale” within current assets and the difference between its carrying value and its sale price was recognized in income as an impairment loss, as mentioned above.

The Company recognized equipment under finance lease arrangements that are described in Note 29-B.

14. INTANGIBLE ASSETS

Changes in intangible assets for the years ended December 31, 2013 and 2012 were as follows:

	Intangible assets acquired										Internally
	Goodwill		Covenants not to compete		Patents and trademarks		Customer lists		Software for internal use		generated intangible assets and others		Total
At December 31, 2011
Cost	Ps.	2,614,587	Ps.	480,098	Ps.	147,577	Ps.	158,516	Ps.	640,799	Ps.	77,166	Ps.	4,118,743
Accumulated amortization	—		(354,289)		(83,869)		(63,439)		(607,171)		(55,616)		(1,164,384)
Net book value	Ps.	2,614,587	Ps.	125,809	Ps.	63,708	Ps.	95,077	Ps.	33,628	Ps.	21,550	Ps.	2,954,359

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

	Intangible assets acquired										Internally
	Goodwill		Covenants not to compete		Patents and trademarks		Customer lists		Software for internal use		generated intangible assets and others		Total
For the year ended December 31, 2012
Opening net book value	Ps.	2,614,587	Ps.	125,809	Ps.	63,708	Ps.	95,077	Ps.	33,628	Ps.	21,550	Ps.	2,954,359
Exchange differences	(118,552)		(1,071)		(4,122)		1,170		(168)		(3,241)		(125,984)
Additions	9,804		—		23		—		2,151		2,938		14,916
Disposals	—		—		—		—		(495)		(6,091)		(6,586)
Amortization charge from continuing operations	—		(31,979)		(10,554)		(12,211)		(1,585)		(6,945)		(63,274)
Discontinued operations	—		—		—		—		2,013		—		2,013
Closing net book value	Ps.	2,505,839	Ps.	92,759	Ps.	49,055	Ps.	84,036	Ps.	35,544	Ps.	8,211	Ps.	2,775,444

At December 31, 2012
Cost	Ps.	2,505,839	Ps.	478,820	Ps.	137,370	Ps.	146,260	Ps.	667,243	Ps.	72,134	Ps.	4,007,666
Accumulated amortization	—		(386,061)		(88,315)		(62,224)		(631,699)		(63,923)		(1,232,222)
Net book value	Ps.	2,505,839	Ps.	92,759	Ps.	49,055	Ps.	84,036	Ps.	35,544	Ps.	8,211	Ps.	2,775,444

For the year ended December 31, 2013
Opening net book value	Ps.	2,505,839	Ps.	92,759	Ps.	49,055	Ps.	84,036	Ps.	35,544	Ps.	8,211	Ps.	2,775,444
Exchange differences	(33,147)		(26)		148		(575)		(37)		5,936		(27,701)
Additions	—		—		—		—		809		2,592		3,401
Disposals	—		—		(3)		—		(69)		(838)		(910)
Amortization charge from continuing operations	—		(47,252)		(9,315)		(8,817)		(1,529)		(4,291)		(71,204)
Impairment	—		—		(761)		(27,544)		—		—		(28,305)
Discontinued operations	—		—		—		—		(19,611)		(13)		(19,624)
Closing net book value	Ps.	2,472,692	Ps.	45,481	Ps.	39,124	Ps.	47,100	Ps.	15,107	Ps.	11,597	Ps.	2,631,101

At December 31, 2013
Cost	Ps.	2,472,692	Ps.	465,125	Ps.	135,508	Ps.	71,657	Ps.	417,002	Ps.	23,980	Ps.	3,585,964
Accumulated amortization	—		(419,644)		(96,384)		(24,557)		(401,895)		(12,383)		(954,863)
Net book value	Ps.	2,472,692	Ps.	45,481	Ps.	39,124	Ps.	47,100	Ps.	15,107	Ps.	11,597	Ps.	2,631,101

At December 31, 2013 and 2012, except for goodwill, the Company does not have indefinite-lived intangible assets.

For the years ended December 31, 2013, 2012 and 2011, amortization expense of intangible assets from continuing operations amounted to Ps.71,204, Ps.63,274 and Ps.52,323, respectively, which were recognized in the income statement as selling and administrative expenses.

For the year ended December 31, 2013, the Company recognized an impairment loss of intangible assets amounting Ps.28,305, within “Other expenses”. The impairment loss recognized in 2013 referred to “other segments” and was originated by a decrease of the asset’s ability to generate future economic benefits.

Research and development costs of Ps.144,563, Ps.136,826 and Ps.91,011 that did not qualify for capitalization were recognized in the income statement for the years ended December 31, 2013, 2012 and 2011, respectively.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

Goodwill acquired in business combinations is allocated at acquisition date to the cash-generating units (CGU) that are expected to benefit from the synergies of the business combinations. The carrying values of goodwill allocated to the CGU or a group of CGU are as follows:

Cash-generating unit	At December 31, 2013		At December 31, 2012

Mission Foods Division (1)	Ps.	802,845	Ps.	798,768
Gruma Seaham Ltd (2)	338,596		322,660
Gruma Corporation	212,765		212,765
Rositas Investments Pty, Ltd (2)	171,748		199,062
Semolina, A.S (2)	153,084		182,366
Gruma Holding Netherlands B.V (1)	123,507		122,451
Agroindustrias Integradas del Norte, S.A. de C.V (3)	115,099		115,099
Altera LLC (2)	95,755		95,617
Grupo Industrial Maseca, S.A.B. de C.V	98,622		98,622
NDF Azteca Milling Europe SRL (2)	93,317		86,757
Azteca Milling, L.P (1)	71,228		70,866
Solntse Mexico (2)	64,819		69,499
Gruma Centroamérica (2)	51,207		51,207
Molinos Azteca de Chiapas, S.A. de C.V (3)	28,158		28,158
Harinera de Yucatán, S.A. de C.V (3)	18,886		18,886
Harinera de Maíz de Mexicali, S.A. de C.V (3)	17,424		17,424
Molinos Azteca, S.A. de C.V (3)	8,926		8,926
Harinera de Maíz de Jalisco, S.A. de C.V (3)	6,706		6,706
	Ps.	2,472,692	Ps.	2,505,839

(1) Subsidiary of Gruma Corporation

(2) Subsidiary of Gruma International Foods, S.L.

(3) Subsidiary of Grupo Industrial Maseca, S.A.B. de C.V.

In 2013 and 2012, the discount rates and growth rates in perpetuity used by the Company for determining the discounted cash flows of the CGU with the main balances of goodwill are the following:

	After-tax discount rates		Growth rates
Cash-generating unit	2013	2012	2013	2012
Mission Foods Division	6.4%	6.0%	2.5%	2.5%
Gruma Seaham	8.5%	7.7%	2.5%	2.5%
Gruma Corporation	6.4%	6.0%	2.5%	2.5%
Rositas Investment PTY, LTD	7.7%	7.9%	3.0%	3.0%
Gruma Holding Netherlands B.V	8.4%	8.6%	1.9%	1.9%
Agroindustrias Integradas del Norte, S.A. de C.V	9.0%	7.8%	2.5%	2.5%
Semolina A.S	10.6%	8.5%	2.5%	2.5%

The discount rate used reflects the Company’s specific risks related to its operations. The long-term growth rate used is consistent with projections included in industry reports.

With respect to the determination of the CGU’s value in use, the Company’s management considered that a reasonably possible change in the key assumptions used, will not cause that the CGU’s carrying value to materially exceed their value in use. The recovery amount of cash-generating units has been

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

determined based on calculations of the values in use. These calculations use cash flow projections based on financial budgets approved by the Company’s management for a 5-year period.

For the years ended December 31, 2013 and 2012, no impairment losses on goodwill were recognized. For the year ended December 31, 2011, the Company recognized impairment losses on goodwill by Ps.92,893, within “Other expenses”. The impairment loss recognized in 2011 referred to the CGU of Gruma Holding Netherlands B.V. and Gruma Seaham Ltd., which are part of the segment “Corn flour and packaged tortilla division (United States and Europe)”. This impairment loss reflected a decrease in the recoverable value of these CGU due to its continuous operating losses.

15. DEFERRED TAX ASSETS AND LIABILITIES

A) COMPONENTS OF DEFERRED TAX

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	At December 31, 2013		At December 31, 2012
Deferred tax asset:
To be recovered after more than 12 months	Ps.	(280,424)	Ps.	(314,866)
To be recovered within 12 months	(7,244)		(334,329)
	(287,668)		(649,195)
Deferred tax liability:
To be settled after more than 12 months	1,964,789		4,225,367
To be settled within 12 months	81,329		—
	2,046,118		4,225,367
Deferred tax liability, net	Ps.	1,758,450	Ps.	3,576,172

The principal components of deferred tax assets and liabilities are summarized as follows:

	(Asset) Liability
	At December 31, 2013		At December 31, 2012
Net operating loss carryforwards and other tax credits	Ps.	(322,530)	Ps.	(686,260)
Customer advances	(3,884)		(3,722)
Allowance for doubtful accounts	(17,858)		(4,637)
Provisions	(516,933)		(799,140)
Deferred income for trademarks license with subsidiary	(703,269)		—
Other	(115,040)		(102,387)
Deferred tax asset	(1,679,514)		(1,596,146)

Property, plant and equipment, net	1,758,421		2,075,116
Prepaid expenses	3,376		3,782
Inventories	15,133		38,458
Intangible assets and others	352,573		322,962
Investment in associates	403,384		407,958
Derivative financial instruments	(30,377)		125,938
Other	24,836		8,792
	2,527,346		2,983,006
Tax consolidation effect	910,618		2,189,312
Deferred tax liability	3,437,964		5,172,318
Net provision for deferred taxes	Ps.	1,758,450	Ps.	3,576,172

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

At December 31, 2013 and 2012, the Company did not recognize a deferred income tax asset of Ps.1,817,029 and Ps.3,328,993, respectively, for tax loss carryforwards, since sufficient evidence was not available to determine that these tax loss carryforwards will be realized during their amortization period. These tax losses expire in the year 2023. During 2013, the Company amortized tax losses of Ps.1,648,249 for which a deferred income tax asset was not previously recognized.

At December 31, 2013 and 2012, undistributed taxable income of subsidiaries amounted to Ps.2,462,656 and Ps.2,994,611, respectively. No deferred income tax has been recognized for this concept, since the Company has the ability to control the time for its reversal and it is probable that in the foreseeable future these temporary differences will not reverse.

The changes in the temporary differences during the year were as follows:

Balance at January 1, 2013	Recognized in income	Recognized in other comprehensive income	Reclassifications	Discontinued operations	Foreign currency translation	Balance at December 31, 2013
Net operating loss carryforwards and other tax credits	Ps.	(686,260)	Ps.	334,919	Ps.	—	Ps.	—	Ps.	—	Ps.	28,811	Ps.	(322,530)
Customer advances	(3,722)	(162)	—	—	—	—	(3,884)
Allowance for doubtful accounts	(4,637)	(13,177)	—	(71)	—	27	(17,858)
Provisions	(799,140)	80,962	(42,298)	7,335	235,595	613	(516,933)
Deferred income from trademark license with subsidiary	—	(703,269)	—	—	—	—	(703,269)
Others	(102,387)	(12,402)	—	45	(296)	(115,040)
Deferred tax asset	(1,596,146)	(313,129)	(42,298)	7,309	235,595	29,155	(1,679,514)

Property, plant and equipment	2,075,116	(167,014)	—	(280)	(156,541)	7,140	1,758,421
Prepaid expenses	3,782	(406)	—	—	—	—	3,376
Inventories	38,458	(15,461)	—	—	(7,864)	—	15,133
Intangible assets and others	322,962	28,147	—	—	—	1,464	352,573
Investment in associates	407,958	(6,821)	—	—	—	2,247	403,384
Derivative financial instruments	125,938	—	(156,936)	—	—	621	(30,377)
Others	8,792	8,870	14,391	(1,343)	—	(5,874)	24,836
2,983,006	(152,685)	(142,545)	(1,623)	(164,405)	5,598	2,527,346
Tax consolidation effect	2,189,312	(1,278,694)	—	—	—	—	910,618
Deferred tax liability	5,172,318	(1,431,379)	(142,545)	(1,623)	(164,405)	5,598	3,437,964
Net provision for deferred taxes	Ps.	3,576,172	Ps.	(1,744,508)	Ps.	(184,843)	Ps.	5,686	Ps.	71,190	Ps.	34,753	Ps.	1,758,450

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

Balance at January 1, 2012	Recognized in income	Recognized in other comprehensive income	Reclassifications	Discontinued operations	Foreign currency translation	Balance at December 31, 2012
Net operating loss carryforwards and other tax credits	Ps.	(326,954)	Ps.	(371,818)	Ps.	—	Ps.	—	Ps.	—	Ps.	12,512	Ps.	(686,260)
Customer advances	(163)	(3,559)	—	—	—	—	(3,722)
Allowance for doubtful accounts	(14,791)	11,810	—	(35)	—	(1,621)	(4,637)
Provisions	(672,821)	82,933	(9,567)	—	(17,001)	(182,684)	(799,140)
Recoverable asset tax	(11,023)	11,023	—	—	—	—	—
Others	(133,411)	25,955	—	(160)	—	5,229	(102,387)
Deferred tax asset	(1,159,163)	(243,656)	(9,567)	(195)	(17,001)	(166,564)	(1,596,146)

Property, plant and equipment	2,060,121	(74,485)	(1,217)	(930)	22,991	68,636	2,075,116
Prepaid expenses	4,999	(1,217)	—	—	—	—	3,782
Inventories	63,104	(24,486)	—	—	75	(235)	38,458
Intangible assets and others	277,414	67,077	—	312	—	(21,841)	322,962
Investment in associates	494,137	25,097	—	(77,930)	—	(33,346)	407,958
Derivative financial instruments	—	—	125,938	—	—	—	125,938
Others	86,682	54,209	14,702	(431)	—	(146,370)	8,792
2,986,457	46,195	139,423	(78,979)	23,066	(133,156)	2,983,006
Tax consolidation effect	1,696,886	492,426	—	—	—	—	2,189,312
Deferred tax liability	4,683,343	538,621	139,423	(78,979)	23,066	(133,156)	5,172,318
Net provision for deferred taxes	Ps.	3,524,180	Ps.	294,965	Ps.	129,856	Ps.	(79,174)	Ps.	6,065	Ps.	(299,720)	Ps.	3,576,172

B) TAX LOSS CARRYFORWARDS

At December 31, 2013, the Company had tax loss carryforwards which amounted to approximately Ps.6,307,263. Based on projections prepared by the Company’s management of expected future taxable income, it has been determined that only tax losses for an amount of Ps.250,501 will be used. Therefore, the Company did not recognize a deferred tax asset for the difference. Tax losses that will be used have the following expiration dates:

Year	Amount
2014	Ps.	5,647
2015	104,751
2016	4,830
2017	4,239
2018 to 2023	131,034
Total	Ps.	250,501

C) UNCERTAIN TAX POSITIONS

At December 31, 2013 and 2012, the Company recognized a liability for uncertain tax positions of Ps.41,421 and Ps.38,688, respectively, excluding interest and penalties, and it is included in Other non-current liabilities. The following table shows a reconciliation of the Company’s uncertain tax positions, excluding interest and penalties:

	2013		2012
Uncertain tax positions at beginning of year	Ps.	38,688	Ps.	42,816
Translation adjustment of the beginning balance	(1,758)		(1,552)
Increase as result of uncertain tax positions taken in the year	6,538		5,217
Reductions due to a lapse of the statute of limitations	(2,047)		(7,793)
Uncertain tax positions at end of year	Ps.	41,421	Ps.	38,688

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

It is expected that the amount of uncertain tax positions will change in the next 12 months; however, the Company does not expect the change to have a significant impact on its consolidated financial position or results of operations. The Company had accrued interest and penalties of approximately Ps.3,609 and Ps.3,305 related to uncertain tax positions for 2013 and 2012, respectively.

D) TAX EFFECTS FROM OTHER COMPREHENSIVE INCOME

Deferred taxes related to other comprehensive income are comprised of:

	At December 31, 2013		At December 31, 2012		At December 31, 2011
Foreign currency translation adjustments	Ps.	14,391	Ps.	14,701	Ps.	(8,583)
Remeasurement of employment benefit obligations	(42,298)		(10,783)		(11,725)
Cash flow hedges	(156,936)		125,938		—
Other movements	—		—		(678)
Total	Ps.	(184,843)	Ps.	129,856	Ps.	(20,986)

E) TAX CONSOLIDATION

Gruma, S.A.B. de C.V. is authorized to determine income tax under the tax consolidation regime, together with its subsidiaries in Mexico, according to the authorization of Ministry of Finance and Public Credit on July 14, 1986, under what is stated in the applicable Law.

During 2013 and 2012, the Company determined a consolidated tax profit of Ps.7,855,228 and Ps.1,575,525, respectively. The consolidated tax result differs from the accounting result, mainly in such items taxed and deducted during different timing for accounting and tax purposes, from the recognition of the inflation effects for tax purposes, as well as such items only affecting either the consolidated accounting or taxable income.

The Company, together with its Mexican subsidiaries, determined income tax on a consolidated basis until 2013. The tax consolidation regime ceased due to the abrogation of the Income Tax Law effective until December 31, 2013; therefore, the Company has the obligation to pay the deferred tax determined at that time during the following five-year period starting in 2014, as shown below.

At the date of issuance of these financial statements, the Company concluded not to join the new Optional Regime for Company Groups for the year 2014 .

In accordance with subsection d) of section XV of the transitional Article 9 of the 2014 Income Tax Law, and since the Company was the parent entity at December 31, 2013 and at such date was subject to the payment schedule contained in the section VI of Article 4 of the transitional provisions of the Income Tax Law published in the Official Gazette on December 7, 2009, or Article 70-A of the 2013 Income Tax Law that was abrogated, the Company shall continue to settle its deferred income tax from tax consolidation pertaining to 2007 and previous years, under the provisions above mentioned, until its payment is completed.

Income tax resulting from the deconsolidation must be paid to the tax authorities in accordance with the following deadlines:

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

1.              25% no later than May 31, 2014.

2.              25% no later than April 30, 2015.

3.              20% no later than April 30, 2016.

4.              15% no later than April 30, 2017.

5.              15% no later than April 30, 2018.

The corresponding taxes (except the 25% to be paid in 2014), must be restated with inflation factors.

At December 31, 2013, the liability arising from the aforementioned changes in the Income Tax Law amounted to Ps.1,258,238 and is estimated to be incurred as follows:

	Year of payment
	2014		2015		2016		2017		2018 and thereafter		Total

Tax losses	Ps.	347,620	Ps.	312,910	Ps.	244,733	Ps.	179,525	Ps.	173,450	Ps.	1,258,238

The Company, through time, has been recognizing a tax liability compensated with income tax from tax loss carryforwards. At December 31, 2013, income tax payable with defined payment dates was classified in the statement of financial position as short and long-term income tax payable for Ps.347,620 and Ps.910,618, respectively. In addition, the remaining liability, for which a settlement date has not yet determined in accordance with the requirements of the Income Tax Law, was included as a component of the deferred income taxes.

16. DEBT

Debt is summarized as follows:

Short-term:

	At December 31, 2013		At December 31, 2012
Bank loans	Ps.	2,612,997	Ps.	7,929,276
Current portion of long-term bank loans	659,129		69,414
Current portion of financing lease liabilities	3,771		20,073
	Ps.	3,275,897	Ps.	8,018,763

Long-term:

	At December 31, 2013		At December 31, 2012
Bank loans	Ps.	10,011,831	Ps.	8,207,700
Perpetual notes	3,732,717		3,695,579
Financing lease liabilities	14,795		38,916
	Ps.	13,759,343	Ps.	11,942,195
Current portion of long-term bank loans	(659,129)		(69,414)
Current portion of financing lease liabilities	(3,771)		(20,073)
	Ps.	13,096,443	Ps.	11,852,708

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

The terms, conditions and carrying values of debt are as follows:

	Currency	Interest rate	Maturity date	At December 31, 2013		At December 31, 2012
Perpetual notes	U.S.$	7.75%	(a)	Ps.	3,732,717	Ps.	3,695,579
Revolving credit	U.S.$	LIBOR + 1.375%	2016	1,038,800		2,119,580
Revolving credits	U.S.$	LIBOR + 1.75%	2016	—		1,626,264
Syndicated loan	U.S.$	LIBOR + 2%	2014-2018	2,855,248		—
Syndicated loan	Pesos	TIIE +2% (b)	2014-2018	2,284,283		—
Syndicated loan	Pesos	TIIE + 1.875%	2015-2018	1,193,683		1,193,080
Credit	U.S.$	LIBOR + 1.75%	2014-2016	1,951,575		1,936,138
Credit	Pesos	5.19%	2014	1,550,000		—
Credit	U.S.$	2.65% - 3.37%	2014	725,750		791,012
Credit	Pesos	TIIE + 1.875%	2015-2018	597,702		598,062
Credit	Pesos	6.39% - 8.57%	2016	88,082		84,794
Credit	Liras	5.0%	2014	75,717		133,925
Credit	U.S.$	LIBOR + 2%	2014	2,458		6,895
Credit	U.S.$	LIBOR + 1.75%	2016	—		642,887
Credit	Euros	1.8% - 2.2%	2013	—		32,327
Credit	U.S.$	4.8%	2013	—		9,273
Credit	U.S.$	LIBOR + 0.9935%	2014	261,530		—
Credits	U.S.$	LIBOR + 3%	2013	—		3,997,068
Credit	U.S.$	LIBOR + 3%	2013	—		1,292,671
Credits	Pesos	6.16% - 7.65%	2013	—		1,673,000
Financing lease liability	Euros	3.99%	2013-2017	14,795		17,977
Financing lease liability	Pesos	13.02%	2013-2014	—		20,939
Total				Ps.	16,372,340	Ps.	19,871,471

(a) Redeemable starting 2009 at the Company’s option.

(b) Interbank Equilibrium Interest Rate.

At December 31, 2013 and 2012, short-term debt bore interest at an average rate of 4.13% and 4.12%, respectively. At December 31, 2013, 2012 and 2011, interest expense included interest related to debt amounting Ps.1,015,458, Ps.782,487 and Ps.903,005, respectively.

At December 31, 2013, the annual maturities of long-term debt outstanding were as follows:

Year	Amount
2015	Ps.	962,785
2016	3,293,075
2017	1,586,525
2018	3,521,344
2019 and thereafter	3,732,714
Total	Ps.	13,096,443

To carry out the transaction of the Equity Interests, as mentioned in Note 3 “Acquisition of non-controlling interest of Archer-Daniels-Midland in Gruma and certain subsidiaries”, GRUMA obtained bridge loan facilities with maturity dates of up to a year for a total amount of Ps.5,103,360 (U.S.$400 million), lent by Goldman Sachs Bank USA, Banco Santander and Banco Inbursa (the “Short-Term Loan Facilities”), and used Ps.637,920 (U.S.$50 million) of Gruma Corporation’s revolving syndicated long term credit facility with Bank of America, which matures in 2016. For the execution of the Short-Term Loan Facilities, GRUMA’s permitted leverage ratios established under the loan facilities as of

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

December 31, 2012 were increased to allow GRUMA to increase its leverage as a result of the obtainment of the Short-Term Loan Facilities.

In order to refinance the Short-Term Loan Facilities, on June 10, 2013, the Company obtained a 5-year Syndicated Credit Facility for Ps.$2,300 million  with Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, as administrative agent, with an average life of 4.2 years and amortizations starting on December 2014, at a rate of TIIE plus a spread between 162.5 and 262.5 basis points based on the Company’s leverage ratio. Banco Nacional de Comercio Exterior, S.N.C., Banca de Desarrollo and HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, also participated in this facility.

Likewise, on June 13, 2013, the Company obtained a 5-year Syndicated Credit Facility for U.S.$220 million with Coöperatieve Centrale Raiffeisen Boerenleenbank B.A., “Rabobank Nederland”, New York Branch, as administrative agent, with an average life of 4.2 years and amortizations starting on December 2014, at a rate of LIBOR plus a spread between 150 and 300 basis points based on the Company’s leverage ratio. BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer and Bank of America, N.A., also participated in this facility.

The Company has credit line agreements for Ps.5,558 million (U.S.$425 million), from which Ps.4,511 million (U.S.$345 million) are available as of December 31, 2013. These credit line agreements require a quarterly payment of a commitment fee ranging from 0.2% to 1.2% over the unused amounts.

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

Financial ratios are calculated according to formulas established in the credit agreements. The main financial ratios contained in the credit agreements are the following:

•            Interest coverage ratio, defined as the ratio of consolidated earnings before interest, tax, depreciation and amortization (EBITDA) of the last twelve months to consolidated interest charges, should not be less than 2.50 to 1.00.

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

At December 31, 2013, the Company was in compliance with the financial covenants, as well as with the delivery of the required financial information.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

17. PROVISIONS

The movements of provisions are as follows:

	Labor provisions		Restoration provision		Tax provision		Unregulated labor security obligations		Subtotal
Balance at December 31, 2011	Ps.	316,561	Ps.	115,897	Ps.	16,618	Ps.	47,178	Ps.	496,254
Charge (credit) to income:
Additional provisions	15,821		32,558		5,660		—		54,039
Unused amounts reversed	(355)		948		—		—		593
Used during the year	(71,420)		(12,739)		(50)		—		(84,209)
Exchange differences	(17,873)		(8,005)		(996)		—		(26,874)
Discontinued operations	(6,152)		—		—		(46,108)		(52,260)
Balance at December 31, 2012	236,582		128,659		21,232		1,070		387,543
Charge (credit) to income:
Additional provisions	73,636		—		1,501		—		75,137
Unused amounts reversed	—		(5,800)		—		—		(5,800)
Used during the year	(45,989)		—		—		—		(45,989)
Exchange differences	1,715		623		214		—		2,552
Discontinued operations	(34,589)		—		—		(1,070)		(35,659)
Balance at December 31, 2013	Ps.	231,355	Ps.	123,482	Ps.	22,947	Ps.	—	Ps.	377,784

Of which current	Ps.	53,980	Ps.	—	Ps.	—	Ps.	—	Ps.	53,980
Of which non-current	177,375		123,482		22,947		—		323,804

	Subtotal		Provision for operating plant closure expenditures		Other		Total
Balance at December 31, 2011	Ps.	496,254	Ps.	14,975	Ps.	4,601	Ps.	515,830
Charge (credit) to income:
Additional provisions	54,039		—		—		54,039
Unused amounts reversed	593		—		—		593
Used during the year	(84,209)		—		—		(84,209)
Exchange differences	(26,874)		—		—		(26,874)
Discontinued operations	(52,260)		(14,975)		(4,601)		(52,260)
Balance at December 31, 2012	387,543		—		—		387,543
Charge (credit) to income:
Additional provisions	75,137		—		—		75,137
Unused amounts reversed	(5,800)		—		—		(5,800)
Used during the year	(45,989)		—		—		(45,989)
Exchange differences	2,552		—		—		2,552
Discontinued operations	(35,659)		—		—		(35,659)
Balance at December 31, 2013	Ps.	377,784	Ps.	—	Ps.	—	Ps.	377,784

Of which current	Ps.	53,980	Ps.	—	Ps.	—	Ps.	53,980
Of which non-current	323,804		—		—		323,804

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

Labor provisions

In the United States, when permitted by law, the Company self insures against workers’ compensation claims.  As claims are filed for workers’ compensation, the Company recognizes an obligation to settle these claims. Certain actuarial information is used to estimate the expected outflows of economic resources and projected timing of the settlement of these claims. The discount rate applied during 2013 was 2.98%.

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

Restoration provision

In the United States and Europe, the Company has recognized an obligation to remove equipment and leasehold improvements from certain of its leased manufacturing facilities in order to restore the facilities to their original condition, less normal wear and tear as determined by the terms of the lease. The Company has estimated the expected outflows of economic resources associated with these obligations and the probability of possible settlement dates based upon the terms of the lease. These estimates are used to calculate the present value of the estimated expenditures using a pre-tax discount rate and taking into account any specific risks associated with these obligations. The discount rate applied during 2013 was 4.11%.

Tax provision

In Central America, for the periods from 2005 to 2011, tax authorities have lodged tax assessments against the Company for an amount of Ps.25 million (971 million colons) in connection with sales and income tax. Based on the criteria of the Company’s management and the opinion of tax consultants hired for the Company´s defense, there is a probability that more than 50% of the tax assessments will be settled. For this reason, the Company has accrued the necessary amounts to cover the payment of these obligations.

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

Provision for operating plant closure expenditures

This provision was created to cover all expenses related to the closure of a production plant in Venezuela which was surrendered to a government institution due to the expiration of the lease contract, and to cover any damage to the assets to be returned.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

18. OTHER CURRENT LIABILITIES

At December 31, 2013 and 2012, Other current liabilities include employee benefits payable of Ps.590,722 and Ps.1,024,372, respectively. The rest of the items that comprise Other current liabilities correspond to accrued expenses payable.

19. EMPLOYEE BENEFITS OBLIGATIONS

Employee benefits obligations recognized in the balance sheet, by country, were as follows:

Country	At December 31, 2013		At December 31, 2012
Mexico	Ps.	523,427	Ps.	407,781
United States and Europe	96,871		85,819
Central America	8,745		—
Venezuela	—		90,164
Total	Ps.	629,043	Ps.	583,764

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

The plans in Mexico typically expose the Company to actuarial risks such as: investment risk, interest rate risk, longevity risk and salary risk:

•                  Investment risk. The expected return rate for investment funds is equivalent to the discount rate, which is calculated using a discount rate determined by reference to long-term government bonds; if the return on plan asset is below this rate, it will create a plan deficit. Currently the plan has a relatively balanced investment in equity securities and fixed-rate instruments. Due to the long-term nature of the plan liabilities, the Company considers appropriate that a reasonable portion of the plan assets should be invested in equity securities to leverage the return generated by the fund; however, a minimum 30% must be invested in government bonds as required by Mexican tax laws.

•                  Interest risk. A decrease in the interest rate will increase the plan liability; the volatility in interest rates depends exclusively in the economic environment.

•                  Longevity risk. The present value of the defined benefit plan liability is calculated by reference to the best estimate of mortality of plan participants. An increase in the life expectancy of the plan participants will increase the plan’s liability.

•                  Salary risk. The present value of the defined benefit plan liability is calculated by reference to the future salaries of plan participants. As such, an increase in the salary expectancy of the plan participants will increase the plan’s liability.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

The reconciliation between the beginning and ending balances of the present value of the defined benefit obligations (DBO) is as follows:

	2013		2012
DBO at beginning of the year	Ps.	456,691	Ps.	314,649
Add (deduct):
Current service cost		16,032		19,907
Financial cost		21,852		22,296
Remeasurement for the period		167,985		111,890
Acquisition/disposal or excision of business		—		52
Benefits paid		(84,445)		(12,103)
Past service cost		1,552		—
DBO at end of the year	Ps.	579,667	Ps.	456,691

At December 31, 2013 and 2012, liabilities relating to vested employee benefits amounted to Ps.391,860 and Ps.260,193, respectively.

The reconciliation between the beginning and ending balances of the employee benefit plan assets at fair value for the years 2013 and 2012 is shown below:

	2013		2012
Plan assets at fair value at beginning of the year	Ps.	48,910	Ps.	38,850
Add (deduct):
Return on plan assets		2,494		4,085
Return on plan assets (excluding amounts included in net interest expense)		4,836		5,975
Plan assets at fair value at end of the year	Ps.	56,240	Ps.	48,910

The following table shows the reconciliation between the present value of the defined benefit obligation and the plan assets at fair value, and the projected net liability included in the balance sheet:

	At December 31, 2013		At December 31, 2012
Employee benefit (assets) liabilities:
DBO	Ps.	579,667	Ps.	456,691
Plan assets		(56,240)		(48,910)
Employee benefits obligations	Ps.	523,427	Ps.	407,781

The value of the DBO related to the pension plan amounted to Ps.507,826 and Ps.388,988 at December 31, 2013 and 2012, respectively, while the value of the DBO related to seniority premiums amounted to Ps.71,841 and Ps.67,703, respectively.

At December 31, 2013, 2012 and 2011, the components of net cost comprised the following:

	2013		2012		2011
Current service cost	Ps.	16,032	Ps.	19,907	Ps.	17,496
Past service cost		1,552		—		—
Financial cost		21,852		22,296		20,964
Return on plan assets		(2,494)		(4,085)		(4,447)
Net cost for the year	Ps.	36,942	Ps.	38,118	Ps.	34,013

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

The net cost for the year 2013, 2012 and 2011 of Ps.36,942, Ps.38,118 and Ps.34,013, respectively, was recognized as follows:

	2013		2012		2011
Cost of sales	Ps.	11,934	Ps.	5,104	Ps.	2,138
Selling and administrative expenses		25,008		33,014		31,875
Net cost for the year	Ps.	36,942	Ps.	38,118	Ps.	34,013

Remeasurements of the defined benefit obligation recognized in other comprehensive income are comprised of:

	2013		2012		2011
Return on plan assets (excluding amounts included in net interest expense)	Ps.	(4,836)	Ps.	(5,975)	Ps.	4,631
Actuarial gains and losses arising from changes in financial assumptions		(19,366)		67,269		(7,665)
Actuarial gains and losses arising from experience adjustments		187,351		44,621		698
Acquisition/disposal or excision of business		—		52		—
	Ps.	163,149	Ps.	105,967	Ps.	(2,336)

The total amount recognized in other comprehensive income is described below:

	2013		2012
Balance at the beginning of the year	Ps.	110,885	Ps.	4,888
Remeasurements that occurred during the year	163,149		105,967
Balance at the end of the year	Ps.	274,004	Ps.	110,855

At December 31, 2013 and 2012, plan assets stated at fair value and related percentages with respect to total plan assets were analyzed as follows:

	At December 31, 2013			At December 31, 2012
Equity securities, classified by type of industry:	Ps.	42,180	75%	Ps.	33,748	69%
Consumer industry	7,907			6,193
Financial institutions	34,273			27,555

Fixed rate securities	14,060		25%	15,162		31%
Fair value of plan assets	Ps.	56,240	100%	Ps.	48,910	100%

The Company has a policy of maintaining at least 30% of its trust assets in Mexican Federal Government instruments. Guidelines have been established for the remaining 70% and investment decisions are taken in accordance with these guidelines to the extent market conditions and available funds allow it.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

As of December 31, 2013, the funds maintained in plan assets were considered sufficient to face the Company’s short-term needs; therefore, the Company’s management has determined that for the time being there is no need for additional contributions to increase these assets.

The main actuarial assumptions used were as follows:

	At December 31, 2013	At December 31, 2012
Discount rate	5.75%	5.25%
Future increase rate in compensation levels	4.50%	4.50%
Long-term inflation rate	3.50%	3.50%

At December 31 2013 and 2012, the impact in DBO for a decrease of 25 basis points in the discount rate amounts to Ps.9,470 and Ps.7,455, respectively.

The sensitivity analysis mentioned above is based on the change in the discount rate while keeping constant the rest of the assumptions. In practice, this is unlikely to occur, and changes in some of the assumptions can be correlated.

The methods and assumptions used in preparing the sensitivity analysis did not change from those used in prior years.

The average duration of the benefit obligation at December 31, 2013 and 2012 is 14 and 15 years, respectively.

The Company does not expect to contribute during the next fiscal year.

B) OTHER COUNTRIES

In the United States, the Company has a savings and investment plan that incorporates voluntary employee 401(k) contributions with matching contributions from the Company in this country. For the years ended December 31, 2013, 2012 and 2011, total expenses related to this plan amounted to Ps.68,658, Ps.62,340 and Ps.54,004, respectively (U.S.$5,351, U.S.$4,737 and U.S.$4,331 thousand, respectively).

Additionally, the Company has established an unfunded nonqualified deferred compensation plan for a selected group of management and highly compensated employees. The plan is voluntary and allows employees to defer a portion of their salary or bonus in excess of the savings and investment plan limitations. The employees elect investment options and the Company monitors the result of those investments and records a liability for the obligation. For the years ended December 31, 2013, 2012 and 2011, total expenses related to this plan were approximately Ps.2,515, Ps.6,014 and Ps.1,334, respectively (U.S.$196, U.S.$457 and U.S.$106 thousand, respectively). At December 31, 2013 and 2012, the liability recognized for these items amounted to Ps.87,469 and Ps.77,410, respectively (U.S.$6,689 and U.S.$5,950 thousand, respectively).

In Central America, in its subsidiary in Ecuador, as stated by law, the Company records a retirement liability according to the Labor Code, Article 216 - Retirement, which states that “workers that have rendered services twenty five years or more, continuously or interruptedly, are entitled to be retired by their employers”. At December 31, 2013, the liability recognized for this item amounted to Ps.8,745 and the total labor obligation cost amounted Ps.1,843.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

In Venezuela, as of December 31, 2012, the liability recognized for these items amounted to Ps.90,164. At December 31, 2012, labor obligations cost amounted to Ps.69,314, respectively. The main long-term nominal actuarial assumptions used were as follows:

At December 31, 2012
Discount rate	23%
Future increase rate in compensation levels	25%
Long-term inflation rate	20%

At December 31, 2012, a hypothetical 1% decrease in the discount rate would increase the value of the projected benefits obligation by approximately Ps.5,637.

20. EQUITY

A)  COMMON STOCK

At December 31, 2013, the Company’s outstanding common stock consisted of 432,749,079 Series “B” shares, with no par value, fully subscribed and paid, which can only be withdrawn with stockholders’ approval (457,315,640 shares fully subscribed and paid and 107,858,969 shares held in Treasury at December 31, 2012).

The Extraordinary Stockholders’ Meeting held on May 15, 2013 agreed on the merger by incorporation of Valores Azteca, S.A. de C.V. as merged company that is extinguished, with GRUMA as merging company. In accordance with this merger, GRUMA as owner of 45% of the capital stock of Valores Azteca, received 24,566,561 ordinary shares, with no par value, Series B, Class I, of GRUMA. The effect in the Company’s equity as a result of this merger was $1,010 million Mexican pesos.

Additionally, the following shares of GRUMA were approved to be cancelled:

Amount of shares cancelled	Description
1,523,900 shares	Shares held in Treasury, repurchased by GRUMA
106,335,069 shares	Shares held in Treasury, acquired by GRUMA from ADM in December 2012 (Note 3)
24,566,561 shares	Shares received by GRUMA, due to the merger of Valores Azteca with GRUMA (Note 12)

B)  RETAINED EARNINGS

In accordance with Mexican Corporate Law, the legal reserve must be increased annually by 5% of annual net profits until it reaches a fifth of the fully paid common stock amount. The legal reserve is included within retained earnings.

Movements in the legal reserve for the years ended December 31, 2013 and 2012 are as follows:

	Amount
Balance at December 31, 2011	Ps.	103,542
Increases during the year	201,089
Balance at December 31, 2012	304,631
Increases during the year	—
Balance at December 31, 2013	Ps.	304,631

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

In October 2013, the Chamber of Senators and Deputies approved the issuance of the new Income Tax Law, effective starting January 1, 2014. Among other, the Law establishes a 10% tax rate on earnings from 2014 and thereafter, for dividend paid to foreign residents and Mexican individuals; additionally, this law states that for the years 2001 to 2013, the net taxable income will be determined in accordance with the Income Tax Law that was effective for each year.

Dividends paid are not subject to income tax if paid from the Net Tax Profit Account (CUFIN) and will be taxed at a rate that fluctuates between 32% and 35% if they are paid from the reinvested Net Tax Profit Account. Dividends paid that exceed CUFIN and reinvested CUFIN are subject to an income tax payable at a rate of 30% if paid in 2014. The tax is payable by the Company and may be credited against the normal income tax payable by the Company in the year in which the dividends are paid or in the following two years. Dividends paid from earnings previously taxed are not subject to any withholding or additional tax payment.

C)  PURCHASE OF COMMON STOCK

The Shareholders’ Meeting held on April 26, 2013 approved to increase the reserve to repurchase the Company’s own shares up to Ps.650,000, while the Shareholders’ Meeting held on December 13, 2012 approved to increase the reserve to repurchase the Company’s own shares up to Ps.4,500,000. The maximum amount of proceeds that can be used to purchase the Company’s own shares cannot exceed, in any case, the net earnings of the entity, including retained earnings. The difference between the acquisition cost of the repurchased shares and their stated value, composed of common stock and share premium, is recognized as part of the reserve to repurchase the Company’s own shares, which is included within retained earnings from prior years. The gain or loss on the sale of the Company’s own shares is recorded in retained earnings.

Movements in the reserve for acquisition of Company’s own shares for the years ended December 31, 2013 and 2012 are as follows:

	Amount
Balance at December 31, 2011	Ps.	628,736
Increase in reserve for repurchase of Company’s own shares approved by the Stockholders’ Meeting in December 13, 2012	3,850,000
Acquisition of Strategic Partner’s shares (Note 3)	(4,011,348)
Balance at December 31, 2012	Ps.	467,388
Increase in reserve for repurchase of Company’s own shares approved by the Stockholders’ Meeting in April 26, 2013	650,000
Cancellation of repurchased shares	(467,388)
Balance at December 31, 2013	Ps.	650,000

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

D) FOREIGN CURRENCY TRANSLATION ADJUSTMENTS

Foreign currency translation adjustments consisted of the following as of December 31:

	2013		2012
Balance at beginning of year	Ps.	(64,081)	Ps.	(76,972)
Effect of the year from translating net investment in foreign subsidiaries	(217,535)		(455,490)
Reclassification adjustment for foreign currency translation from discontinued operations (1)	317,133		—
Exchange differences arising from foreign currency liabilities accounted for as a hedge of the Company’s net investments in foreign subsidiaries	(46,412)		468,381
Balance at end of year	Ps.	(10,895)	Ps.	(64,081)

(1)         Corresponds to the shareholders’ portion of the foreign currency translation effect. The non-controlling portion of the foreign currency translation effect at December 31, 2013 amounts to Ps.115,325.

The investment that the Company maintains in its operations in the United States and Europe generated a hedge of up to U.S.$651 and U.S.$532 million at December 31, 2013 and 2012, respectively.

At December 31, 2013 and 2012, the accumulated effect of translating net investment in foreign subsidiaries impacted non-controlling interest in the amounts of Ps.(8,769) and Ps.(130,286), respectively.

21. SUBSIDIARIES

The table below shows details of non-wholly subsidiaries of the Company that have material non-controlling interests:

	Country of incorporation and	% of non-controlling interest		Income allocated to non-controlling interest
Name of subsidiary	business	31/Dec/2013	31/Dec/2012	31/Dec/2013		31/Dec/2012		31/Dec/2011
Grupo Industrial Maseca, S.A.B. de C.V.	Mexico	16.82%	16.82%	Ps.	301,328	Ps.	241,575	Ps.	257,202

	Accumulated non-controlling interest
Name of subsidiary	31/Dec/2013		31/Dec/2012
Grupo Industrial Maseca, S.A.B. de C.V.	Ps.	1,473,531	Ps.	1,767,752

Summarized financial information in respect of the Company’s subsidiary that has material non-controlling interests is set out below. The summarized financial information below represents amounts before inter-company eliminations.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

Grupo Industrial Maseca, S.A.B. de C.V.

	At December 31, 2013		At December 31, 2012
Current assets	Ps.	4,440,185	Ps.	8,158,176
Non-current assets	7,141,225		4,635,296
Current liabilities	3,647,105		3,236,283
Non-current liabilities	624,718		572,552
Equity attributable to owners of the Company	5,836,056		7,216,885
Non-controlling interests	1,473,531		1,767,752
Dividends paid to non-controlling interests	594,024		96,187

	For the year ended December 31,
	2013		2012		2011
Net sales	Ps.	16,435,825	Ps.	17,573,450	Ps.	15,385,740
Net income	1,767,978		1,352,888		1,479,032
Comprehensive income	1,760,949		1,295,452		1,507,908

Cash flows:
Operating activities	Ps.	4,473,355	Ps.	842,946	Ps.	974,125
Investment activities	(2,792,669)		(457,388)		(200,919)
Financing activities	(1,886,033)		(351,475)		(831,822)

During 2013 the Company acquired the shares of a non-controlling interest for Ps.140,718. The Company has recorded an account payable of Ps.103,300 as of December 31, 2013.

22. FINANCIAL INSTRUMENTS

A) FINANCIAL INSTRUMENTS BY CATEGORY

The carrying values of financial instruments by category are presented below:

	At December 31, 2013
	Loans, receivables and liabilities at amortized cost		Financial assets and liabilities at fair value through profit or loss		Hedge derivatives		Assets available for sale		Total categories
Financial assets:
Cash and cash equivalents	Ps.	1,338,555	Ps.	—	Ps.	—	Ps.	—	Ps.	1,338,555
Derivative financial instruments	—		12,282		108,280		—		120,562
Accounts receivable	7,193,317		—		—		—		7,193,317
Investment in Venezuela available for sale	—		—		—		3,109,013		3,109,013
Long term notes receivable from sale of tortilla machines and other	154,458		—		—		—		154,458

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

At December 31, 2013
Loans, receivables and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Hedge derivatives	Assets available for sale	Total categories

Financial liabilities:
Current debt	Ps.	3,275,897	Ps.	—	Ps.	—	Ps.	—	Ps.	3,275,897
Trade accounts payable	3,547,498	—	—	—	3,547,498
Derivative financial instruments	—	—	71,540	—	71,540
Long-term debt	13,096,443	—	—	—	13,096,443
Contingent payment due to repurchase of the Company’s own shares (Note 3)	—	671,069	—	—	671,069
Other liabilities (excludes non-financial liabilities)	51,924	—	—	—	51,924

	At December 31, 2012
	Loans, receivables and liabilities at amortized cost		Financial assets and liabilities at fair value through profit or loss		Hedge derivatives		Total categories
Financial assets:
Cash and cash equivalents	Ps.	1,287,368	Ps.	—	Ps.	—	Ps.	1,287,368
Derivative financial instruments	—		—		45,316		45,316
Accounts receivable	7,048,525		—		—		7,048,525
Non-current notes and accounts receivable	212,113		—		—		212,113

Financial liabilities:
Current debt	Ps.	8,018,763	Ps.	—	Ps.	—	Ps.	8,018,763
Trade accounts payable	6,307,796		—		—		6,307,796
Derivative financial instruments	—		28,832		—		28,832
Long-term debt	11,852,708		—		—		11,852,708
Contingent payment due to repurchase of the Company’s own shares (Note 3)	—		606,495		—		606,495
Other liabilities (excludes non-financial liabilities)	60,776		—		—		60,776

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

B) FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, trade accounts payable and other current liabilities approximate their fair value, due to their short maturity. In addition, the net book value of accounts receivable and recoverable taxes represent the expected cash flow to be received.

The estimated fair value of the Company’s financial instruments is as follows:

	At December 31, 2013
	Carrying amount		Fair value
Assets:
Derivative financial instruments — exchange rate (1)	Ps.	12,282	Ps.	12,282
Investment in Venezuela available for sale	3,109,013		3,109,013		(2)
Long-term notes receivable from sale of tortilla machines	144,142		127,182
Liabilities:
Perpetual bonds in U.S. dollars bearing fixed interest at an annual rate of 7.75%	3,732,717		3,967,083
Short and long-term debt	12,639,623		12,924,889
Contingent payment due to repurchase of the Company’s own shares	671,069		671,069
Derivative financial instruments - other raw materials	71,540		71,540

(1)         At December 31, 2013, the balance of derivative financial instruments receivable amounted to Ps.120,562, and is comprised of Ps.12,282 corresponding to the gain from the valuation of open positions in exchange rate derivative financial instruments at the end of the year, and Ps.108,280 corresponding to revolving funds or margin calls that arise from price changes in the underlying asset that the Company maintains with the third party, to be applied against payments, related to corn derivatives.

(2)         Following the applicable guidelines and considering that the range of reasonable fair-value estimates was significant and the probabilities of the various estimates within the range could not be reasonably assessed, the Company recognized this financial asset at its carrying value and not at its fair value. See Note 28.

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

(1)         At December 31, 2012, the balance of derivative financial instruments receivable amounted to Ps.45,316, and is comprised of Ps.119,275 corresponding to the gain from the valuation of open positions in corn derivatives at the end of the year, and Ps.73,959 corresponding to advances on

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

favorable positions that arise from price changes in the underlying asset that the Company maintains with the third party.

The fair values were determined by the Company as follows:

•                  The fair values of perpetual bonds were determined based on available market prices. Fair value of perpetual bonds is classified as level 1 in the fair value hierarchy.

•                  The fair value for the rest of the long-term debt was based on the present value of the cash flows discounted at interest rates based on readily observable market inputs. Fair value of long-term debt is classified as level 2 in the fair value hierarchy. The average discount rate used was 3.74%.

•                  Long-term notes receivable from sale of tortilla machines are classified as level 2 in the fair value hierarchy. Its fair value was based on the present value of future cash flows using a discount rate of 9.01%.

C) DERIVATIVE FINANCIAL INSTRUMENTS

At December 31, 2013 derivative financial instruments comprised the following:

		Fair value
Type of contract	Notional amount	Asset		Liability
Corn futures	6,365,000 Bushels			Ps.	71,540
Exchange rate forwards	$ 65,280,000 USD	Ps.	12,282

At December 31, 2013, open positions of corn derivatives were recorded at fair value. The result of the valuation of financial instruments that qualified as cash flow hedge represented a loss of Ps.71,540, which was recognized in comprehensive income within equity. At December 31, 2013, the Company had no open positions of financial instruments that did not qualify as hedge accounting.

Operations terminated at December 31, 2013 on corn and natural gas derivatives represented a loss of Ps.30,160 which was recognized in income as other expenses, net (Note 24).

Exchange rate derivative financial instruments were recorded at fair value. At December 31, 2013, the open positions of exchange rate derivatives represented a gain of Ps.12,282 which was recognized in income as comprehensive financing cost, net (Note 26). Likewise, for the year ended December 31, 2013, terminated operations of these instruments represented a gain of Ps.29,785, which was recognized in income as comprehensive financing cost, net.

At December 31, 2013, the Company had revolving funds denominated “margin calls” amounting Ps.108,280, which are required to be applied against payments, due to price changes in the underlying asset.

For the year ended December 31, 2013, the Company reclassified the amount of Ps.207,241 from comprehensive income and recognized it as part of inventory. This amount refers to the gain from the terminated operations for corn hedges, in which the grain, subject to these hedges, was received. Additionally, the corn hedges terminated during the period and for which no corn has been received, originated a loss of Ps.62,009, which was recognized in comprehensive income.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

At December 31, 2012 derivative financial instruments comprised the following:

		Fair value
Type of contract	Notional amount	Asset		Liability
Corn futures	6,695,000 bushels	Ps.	119,275
Natural gas swaps 2013	1,920,000 Mmbtu			Ps.	28,832

At December 31, 2012, open positions of corn and natural gas derivatives were recorded at fair value. The result of the valuation of financial instruments that qualified as cash flow hedge represented a gain of Ps.119,275, which was recognized in comprehensive income within equity. Open positions of financial instruments that did not qualify as hedge accounting represented a gain of Ps.17,090 which was recognized in income as other expenses, net (Note 24).

Operations terminated at December 31, 2012 on corn and natural gas derivatives represented a gain of Ps.21,058 which was recognized in income as other expenses, net (Note 24).

Exchange rate derivative financial instruments were recorded at fair value. At December 31, 2012, the Company had no open positions of these instruments. Likewise, operations terminated at December 31, 2012 on these instruments represented a gain of Ps.107,994, which was recognized in income as comprehensive financing cost, net.

At December 31, 2012, the Company had no margin calls, which are required to be applied against payments, due to price changes in the underlying asset.

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

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

b. Measurement

Assets and liabilities measured at fair value are summarized below:

	At December 31, 2013
	Level 1		Level 2		Level 3		Total
Assets:
Plan assets — seniority premium fund	Ps.	56,240	Ps.	—	Ps.	—	Ps.	56,240
Derivative financial instruments — exchange rate	—		12,282		—		12,282
Investment in Venezuela available for sale	—		—		3,109,013		3,109,013		(1)
	Ps.	56,240	Ps.	12,282	Ps.	3,109,013	Ps.	3,177,535

Liabilities:
Derivative financial instruments — corn	Ps.	71,540	Ps.	—	Ps.	—	Ps.	71,540
Contingent payment due to repurchase of the Company’s own shares	—		—		671,069		671,069
	Ps.	71,540	Ps.	—	Ps.	671,069	Ps.	742,609

(1)         Following the applicable guidelines and considering that the range of reasonable fair-value estimates was significant and the probabilities of the various estimates within the range could not be reasonably assessed, the Company recognized this financial asset at its carrying value and not at its fair value. See Note 28.

	At December 31, 2012
	Level 1		Level 3		Total
Assets:
Plan assets — seniority premium fund	Ps.	48,910	Ps.	—	Ps.	48,910
Derivative financial instruments — corn and other raw materials	119,275		—		119,275
	Ps.	168,185	Ps.	—	Ps.	168,185

Liabilities:
Derivative financial instruments — natural gas	Ps.	—	Ps.	28,832	Ps.	28,832
Contingent payment due to repurchase of the Company’s own shares	—		606,495		606,495
	Ps.	—	Ps.	635,327	Ps.	635,327

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

There were no transfers between the three levels in the period.

Level 1 - Quoted prices for identical instruments in active markets

Financial instruments that are negotiated in active markets are classified as Level 1. The inputs used in the Company’s financial statements to measure the fair value include quoted market prices of corn listed on the Chicago Board of Trade.

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

Derivative financial instruments — exchange rate

Exchange rate financial instruments were recorded at fair value, which was determined based on future cash flows discounted to present value. Significant data used to determine the fair value of these instruments were as follows:

At December 31, 2013
Forward exchange rate	13.12
Discount rate	3.79%

Level 3 - Valuation techniques

The Company has classified as Level 3 those financial instruments whose fair values are obtained using valuation models that include observable inputs but also include certain unobservable inputs.

The table below includes a roll-forward of the balance sheet amounts for the years ended December 31, 2013 and 2012 for financial instruments classified by the Company within Level 3 of the valuation hierarchy. When a determination is made to classify a financial instrument within Level 3, it is due to the use of significant unobservable inputs. However, Level 3 financial instruments typically include, in addition to the unobservable or level 3 components, observable components (that is, components that are actively quoted and can be validated to external sources); accordingly, the gains and losses in the table below include changes in fair value due, in part, to observable factors that are part of the valuation methodology:

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

	Contingent payment due to repurchase of the Company’s own shares		Derivative financial instruments – other raw materials		Investment available for sale
Balance as of December 31, 2011	Ps.	—	Ps.	46,013	Ps.	—
Total gains or losses:					—
In the income statement	—		(17,781)		—
In the comprehensive income statement					—
Additional provision	606,495		—		—
Balance as of December 31, 2012	606,495		28,832		—
Investment in Venezuela available for sale	—		—		3,109,013
Total gains or losses:
In the income statement	64,574		(28,832)		—
In the comprehensive income statement	—		—		—
Additional provision	—		—		—
Balance as of December 31, 2013	Ps.	671,069	Ps.	—	Ps.	3,109,013

Contingent payment due to repurchase of the Company’s own shares

Regarding the contingent payment due to repurchase of the Company’s own shares and as mentioned in Note 3, the Company recognized a contingent payment liability amounting to Ps.671,069 (U.S.$51.3 million) and Ps.606,495 (U.S.$46.6 million) at December 31, 2013 and 2012, respectively, regarding the scenario identified as (i) in that Note. This provision is related to the increase in GRUMA’s shares market price, over the closing price of GRUMA’s shares determined for purposes of the transaction, at the end of a 42-month period.

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

Significant data used to determine the fair value of the contingent payment liability is as follows:

	At December 31,
	2013	2012
Weighted volatility of historical prices of GRUMA’s shares	38.83%	29.78%
Weighted average price of GRUMA’s shares (simulated)	Ps.316.95 per share	Ps.58.79 per share
Forward exchange rate	Ps.14.07 per dollar	Ps.14.65 per dollar
Discount rate	6.80%	7.30%

An increase or decrease of 10% in the disccount rate used for the calculation of fair value, would result in an effect of Ps.9,571 and Ps.12,100, at December 31, 2013 and 2012, respectively.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

Derivative financial instruments — natural gas

Natural gas derivative financial instruments were recognized at fair value, which was determined using future cash flow discounted to present value, using quoted market prices of natural gas listed on the NYMEX Exchange.

For the Company, the unobservable input included in the valuation of this Level 3 financial instrument refers solely to the Company’s own credit risk. For the year 2012 the Company’s management believes that a possible reasonable change in this unobservable assumption will not cause a change where the fair value can materially exceed the carrying value.

Investment available for sale

The investment in Venezuela available for sale is recognized at the best estimated amount considered by the Company, which is represented by its carrying value, since no active market exists for this investment. See Note 28 for more information.

23. EXPENSES BY NATURE

Expenses by nature are presented in the income statement within the captions of cost of sales and selling and administrative expenses and are analyzed as follows:

	2013		2012		2011
Cost of raw materials consumed and changes in inventory (Note 10)	Ps.	23,579,575	Ps.	26,409,848	Ps.	29,562,447
Employee benefit expenses (Note 25)	11,392,101		11,559,797		10,248,848
Depreciation	1,466,579		1,513,790		1,396,259
Amortization	169,869		76,602		65,049
Rental expense of operating leases (Note 29)	733,861		722,739		630,406
Research and development expenses (Note 14)	144,563		136,826		91,011

24. OTHER EXPENSES, NET

Other expenses, net comprised the following:

	2013		2012		2011
Net loss from sale of fixed assets	Ps.	(85,672)	Ps.	(14,053)	Ps.	(4,201)
Net (loss) gain from sale of scrap	(2,293)		2,092		1,084
Impairment loss on long-lived assets	(45,235)		(4,014)		(93,808)
Cost of written-down fixed assets	—		(37,681)		(52,271)
Current employees’ statutory profit sharing	(53,725)		(79,610)		(36,959)
Non-recoverable cost of damaged assets	(4,240)		(5,852)		(17,695)
Result from derivative financial instruments	(1,330)		38,148		—
Total	Ps.	(192,495)	Ps.	(100,970)	Ps.	(203,850)

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

25. EMPLOYEE BENEFIT EXPENSES

Employee benefit expenses are comprised of the following:

	2013		2012		2011
Salaries, wages and benefits (including termination benefits)	Ps.	10,668,575	Ps.	10,776,058	Ps.	9,653,863
Social security contributions	613,129		676,469		559,638
Employment benefits (Note 19)	110,397		107,270		35,347
Total	Ps.	11,392,101	Ps.	11,559,797	Ps.	10,248,848

26.  COMPREHENSIVE FINANCING COST

Comprehensive financing cost, net is comprised by:

	2013		2012		2011
Interest expense (Note 16)	Ps.	(1,105,563)	Ps.	(900,733)	Ps.	(945,499)
Interest income	39,319		48,257		69,153
Gain from derivative financial instruments (Note 22)	42,067		107,994		207,816
Gain (loss) from foreign exchange differences, net	55,763		(82,212)		41,217
Comprehensive financing cost, net	Ps.	(968,414)	Ps.	(826,694)	Ps.	(627,313)

27.  INCOME TAX EXPENSE

A)  INCOME BEFORE INCOME TAX

The domestic and foreign components of income before income tax are the following:

	For the years ended December 31,
	2013		2012		2011
Domestic	Ps.	1,574,119	Ps.	932,725	Ps.	5,995,927
Foreign	2,290,627		1,057,567		515,238
	Ps.	3,864,746	Ps.	1,990,292	Ps.	6,511,165

B)  COMPONENTS OF INCOME TAX EXPENSE

The components of income tax expense are the following:

	2013		2012		2011
Current tax:
Current tax on profits for the year	Ps.	(2,080,601)	Ps.	(529,248)	Ps.	(585,622)
Adjustments in respect of prior years	137,645		(38,568)		(137,514)
Total current tax	(1,942,956)		(567,816)		(723,136)

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

	2013		2012		2011
Deferred tax:
Origin and reversal of temporary differences	96,259		(433,039)		(1,127,956)
Tax credit derived from foreign dividends	—		138,074		232,821
Use of tax loss carryforwards not previously recognized	1,648,249		—		—
Total deferred tax	1,744,508		(294,965)		(895,135)

Total income tax expense	Ps.	(198,448)	Ps.	(862,781)	Ps.	(1,618,271)

Domestic federal, foreign federal and state income taxes in the consolidated statements of income consisted of the following components:

	For the years ended December 31,
	2013		2012		2011
Current:
Domestic federal	Ps.	(1,023,859)	Ps.	(208,851)	Ps.	(316,407)
Foreign federal	(810,651)		(315,224)		(363,064)
Foreign state	(108,446)		(43,741)		(43,665)
	(1,942,956)		(567,816)		(723,136)
Deferred:
Domestic federal	1,599,957		(146,711)		(896,374)
Foreign federal	160,320		(153,677)		(4,175)
Foreign state	(15,769)		5,423		5,414
	1,744,508		(294,965)		(895,135)
Total income taxes	Ps.	(198,448)	Ps.	(862,781)	Ps.	(1,618,271)

C)  RECONCILIATION OF FINANCIAL AND TAXABLE INCOME

For the years ended December 31, 2013, 2012 and 2011, the reconciliation between statutory income tax amounts and the effective income tax amounts is summarized as follows:

	2013		2012		2011
Statutory federal income tax (30% for 2013, 2012 and 2011)	Ps.	(1,159,424)	Ps.	(597,085)	Ps.	(1,953,350)
Effects related to inflation	(149,104)		(105,677)		(62,230)
Foreign income tax rate differences	(86,918)		(57,008)		(32,138)
Tax credit derived from foreign dividends	—		383,740		232,821
Recoverable asset tax written off	—		(209,940)		—
Tax loss carryforwards used	1,131,434		(86,620)		186,772
Recovery of asset tax from previous years	216,204		—		—
Nondeductible expenses and others	(150,640)		(190,191)		9,854
Effective income tax (5.13%, 43.35% and 24.85% for 2013, 2012 and 2011, respectively)	Ps.	(198,448)	Ps.	(862,781)	Ps.	(1,618,271)

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

In October 2013, the Chamber of Senators and Deputies approved the issuance of the new Income Tax Law, effective starting January 1, 2014, abrogating the Income Tax Law published on January 1, 2002. The new Income Tax Law captures the essence of the previous Income Tax Law; however, this new law makes significant changes, including an income tax rate of 30% for 2014 and the following years; compared to the previous Income Tax Law, which established tax rates of 30%, 29% and 28% for 2013, 2014 and 2015, respectively. This change had no significant effect in the income of the year.

28. DISCONTINUED OPERATIONS

A) LOSS OF CONTROL OF VENEZUELA

On May 12, 2010, the Bolivarian Republic of Venezuela (the “Republic”) published in the Official Gazette of Venezuela Decree number 7,394 (the “Expropriation Decree”), dated April 27, 2010 which announced the forced acquisition of all goods, personal property and real estate of MONACA. The Republic has expressed to GRUMA’s representatives that the Expropriation Decree extends to DEMASECA.

As stated in the Expropriation Decree and in accordance with the Venezuelan Expropriation Law (the “Expropriation Law”), the transfer of legal ownership can occur either through an “Amicable Administrative Arrangement” or a “Judicial Order”. Each process requires certain steps as indicated in the Expropriation Law, none of which have occurred. Therefore, as of this date, no formal transfer of title of the assets covered by the Expropriation Decree has taken place.

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

The Ministry of Popular Power for Internal Relations and Justice published on January 22, 2013 Administrative Providence number 004-13 dated January 21, 2013 (the “Providence”) in the Official Gazette of Venezuela. The dispositions contained in the Providence are effective starting the date when published in the Official Gazette.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

Through this Providence, Special Managers were designated for MONACA and DEMASECA. The Preamble of the Providence indicates that its objective is to provide “the Special Managers, […] with the broadest powers to execute all necessary actions with the purpose of pursuing continuity and avoiding disruption of the operations of the companies under its management.” Consequently, Article 2 of the Providence provides Special Managers “with the broadest management faculties for ensuring the possession, care, custody, use, and conservation of movable and immovable assets of [Monaca and Demaseca]; in such regard, the Special Managers must safeguard the assets, goods and rights from the companies indicated, in order to achieve their full operability.” Likewise, Article 4 orders that Special Managers “must present the financial statements for their performance at the end of its economic period [, and must] […] comply with the public policies related to the agricultural food industry issued by the competent Ministry related to food, by providing required information.”

Given the Providence, the designation of the Special Managers and the broadest management faculties that these managers were conferred by the Republic, GRUMA determined that it has lost control of MONACA and DEMASECA. Based on the facts and circumstances described above and following the principles set by IFRS, the Company lost the ability to affect the variable returns and concluded that it has lost the control of MONACA and DEMASECA on January 22, 2013. Consequently and as a result of such loss of control, the Company proceeded with the following:

a)             Ceased the consolidation of the financial information of MONACA and DEMASECA starting January 22, 2013 and derecognized the assets and liabilities of these companies from the consolidated balance sheet. For disclosure and presentation purposes, the Company considered these subsidiaries as a significant segment and therefore, applying the guidelines from IFRS 5 treated MONACA and DEMASECA as discontinued operations; consequently, the results and cash flows generated by the Venezuelan companies for the periods presented were classified as discontinued operations.

b)             The amounts recognized in other comprehensive income relating to these companies were reclassified to the consolidated income statement as part of the results from discontinued operations, considering that MONACA and DEMASECA were disposed of due to the loss of control.

c)              Recognized the investment in MONACA and DEMASECA as a financial asset, classifying it as an available-for-sale financial asset. The Company classified its investment in these companies as available for sale since management believes it is the appropriate treatment applicable to a non-voluntary disposition of assets and the asset does not fulfill the requirements of classification in another category of financial assets. Following the applicable guidelines and considering that the range of reasonable fair-value estimates was significant and the probabilities of the various estimates within the range could not be reasonably assessed, the Company recognized this financial asset at its carrying value translated to the functional currency of the Company using an exchange rate of $2.9566 Mexican pesos per bolivar (Bs.4.3 per U.S. dollar), which was effective at the date of the loss of control, and not at its fair value. The investment in MONACA and DEMASECA is subject to impairment tests at the end of each reporting period when there is objective evidence that the financial asset is impaired. At December 31, 2013, no impairment for these assets was identified.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

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

As a consequence of the events mentioned above, on May 10, 2013, Valores Mundiales and Consorcio Andino presented an arbitration application before the ICSID, based in the city of Washington, D.C. ICSID registered the arbitration application on June 11, 2013 under case number ARB/13/11. The arbitration panel has already been formed. The purpose of the arbitration is to seek compensation for the damages caused by the Republic’s violation of the Articles III (obstruction of management, maintenance, development, using, enjoyment, extension, sale and liquidation of the investment), IV (lack of fair and equitable treatment) and V (transfer of investment income as repatriation of capital, royalty payment) of the Investment Treaty, to the detriment of Valores Mundiales and Consorcio Andino, in their capacity as Spanish investors. In the arbitration application filed before ICSID, Valores Mundiales and Consorcio Andino have reserved their rights to extend the dispute against the Republic, in case it executes the forced acquisition of MONACA and DEMASECA Decree.

While awaiting resolution of this matter and as required by IFRS, GRUMA performed impairment tests on the investments in MONACA and DEMASECA to determine a potential recoverable amount, using two valuation techniques: 1) an income approach considering estimated future cash flows as a going concern business, discounted at present value using an appropriate discount rate (weighted average cost of capital) of 13.7% and an estimated future exchange rate of $1.18293 pesos per bolivar (Bs.11.3 per U.S. dollar), and 2) a market approach, such as the public company market multiple method using implied multiples such as earnings before interest, taxes, depreciation and amortization, and revenues of comparable companies adjusted for liquidity, control and disposal expenses. In both cases, the potential recoverable amounts using the income and market approach were higher than the carrying value of these investments and therefore, no impairment adjustment was deemed necessary. Regarding the calculations to determine a potential recoverable amount, the Company’s management believes that a possible reasonable change in the key assumptions would not cause the carrying value of the Company’s investment in MONACA and DEMASECA materially exceed the potential recoverable amount before described.

The historical value of the net investment in MONACA and DEMASECA at January 22, 2013, the date when the Company ceased the consolidation of the financial information of MONACA and DEMASECA, was Ps.2,913,760 and Ps.195,253, respectively. The Company does not have insurance for the risk of expropriation of its investments.

Financial information regarding MONACA and DEMASECA at January 22, 2013 and December 31, 2012 (there are no material transactions between MONACA and DEMASECA and the Company that need to be eliminated), is shown below:

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

	At January 22, 2013		At December 31, 2012
Current assets	Ps.	4,345,709	Ps.	4,463,157
Non-current assets	2,558,444		2,624,411
Total assets	6,904,153		7,087,569
Percentage of consolidated total assets	14.0%		14.3%

Current liabilities	2,641,540		2,853,060
Non-current liabilities	96,103		95,132
Total liabilities	2,737,643		2,948,192
Percentage of consolidated total liabilities	7.8%		8.4%

Total net assets	4,166,510		4,139,377
Percentage of consolidated total net assets	29.1%		28.8%

Non-controlling interest	1,057,497		1,049,088
Interest of Gruma in total net assets	Ps.	3,109,013	Ps.	3,090,289

Additionally, at December 31, 2013 certain subsidiaries of GRUMA have accounts receivable with the Venezuelan companies for a total amount of Ps.1,137,718. According to tests performed by the Company, these receivables are not impaired. See Note 9.

B) ANALYSIS OF GAIN OR LOSS FROM DISCONTINUED OPERATIONS

	2013		2012		2011
Net sales	Ps.	880,991	Ps.	9,907,182	Ps.	9,156,603
Cost of sales	(668,091)		(7,500,396)		(6,746,763)
Gross profit	212,900		2,406,786		2,409,840

Selling and administrative expenses	(129,960)		(1,707,076)		(1,498,724)
Other expenses, net	(1,431)		(687)		—
Operating income	81,509		699,023		911,116

Comprehensive financing cost, net	21,471		97,735		200,113
Income before income taxes	102,980		796,758		1,111,229

Income taxes	(26,850)		(220,510)		(188,301)
Discontinued operations	76,130		576,248		922,928

Reclassification of foreign currency translation adjustment	(432,459)		—		—
(Loss) gain from discontinued operations	Ps.	(356,329)	Ps.	576,248	Ps.	922,928

Attributable to:
Shareholders	Ps.	(261,461)	Ps.	439,010	Ps.	671,742
Non-controlling interest		(94,868)		137,238		251,186
	Ps.	(356,329)	Ps.	576,248	Ps.	922,928

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

29. COMMITMENTS

A) OPERATING LEASES

The Company is leasing certain facilities and equipment under long-term lease agreements in effect through 2027, which include an option for renewal. These agreements are recognized as operating leases, since the contracts do not transfer substantially all risks and advantages inherent to ownership.

Future minimum lease payments under operating lease agreements are as follows:

	2013		2012
No later than 1 year	Ps.	586,314	Ps.	544,281
Later than 1 year and no later than 5 years	1,056,789		1,214,100
Later than 5 years	308,252		509,911
	Ps.	1,951,355	Ps.	2,268,292

Rental expense was approximately Ps.733,861, Ps.722,739 and Ps.630,406 for the years ended December 31, 2013, 2012 and 2011, respectively.

B) FINANCE LEASES

At December 31, 2013 and 2012, the net carrying values of assets recorded under finance leases totaled Ps.20,298 and Ps.22,683, respectively, and corresponded to transportation and production equipment.

Future minimum lease payments under finance lease agreements are as follows:

	2013		2012
No later than 1 year	Ps.	3,771	Ps.	16,778
Later than 1 year and no later than 5 years	11,024		22,787
	14,795		39,565
Future finance charges on finance leases	—		(649)
Present value of finance lease liabilities	Ps.	14,795	Ps.	38,916

The present value of finance lease liabilities is as follows:

	2013		2012
No later than 1 year	Ps.	3,771	Ps.	16,294
Later than 1 year and no later than 5 years	11,024		22,622
Total	Ps.	14,795	Ps.	38,916

C) OTHER COMMITMENTS

At December 31, 2013 and 2012, the Company had various outstanding commitments to purchase commodities and raw materials in the United States for approximately Ps.3,112,207 and Ps.2,680,523, respectively (U.S.$238 million and U.S.$206 million, respectively) and in Mexico for approximately Ps.2,850,677 and Ps.624,485, respectively (U.S.$218 million and U.S.$48 million, respectively), which will be delivered during 2014. The Company has concluded that there are not embedded derivatives resulting from these contracts.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

At December 31, 2013, the Company had outstanding commitments to purchase machinery and equipment in the United States amounting to approximately Ps.128,689 (approximately Ps.106,919 in 2012 in Mexico and the United States).

30. CONTINGENCIES

MEXICO

Income Tax Claim.- The Ministry of Finance and Public Credit has lodged certain tax assessments against the Company for an amount of Ps.29.9 million plus penalties, updates and charges, in connection with withholding on interest payments to our foreign creditors during the years 2001 and 2002. Mexican tax authorities claim that the Company should have withheld at a higher rate than the 4.9% actually withheld by the Company. The Company filed several motions to annul these assessments, which later were relinquished, in order to be eligible for the tax amnesty program set forth in the Provisional Article Third of the Federal Income Law for the 2013 Fiscal Year.

Thereafter on May 2013, the partial tax assessment relief was authorized, by which the Company paid Ps.3.3 million on May 21, 2013 to finalize the dispute.

On January 29, 2014, the Company was notified of an official letter whereby the International Taxation Central Administration Office lodged a tax assessment for the amount of Ps.41.2 million in connection with the 2001 and 2002 years, and derived from the initial allegation made in 2005. Given that the assessment subject to allegation was partially relieved (80%) and, that the remaining amount was paid on May of 2013, the Company intends to request its reversal through the filing of the respective appeal.

The Company intends to vigorously defend against this action. It is the opinion of the Company that the outcome of this proceeding will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

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

On October 29, 2013, the Company was notified by the CNBV of its resolution whereby a fine equivalent to Ps.4.1 million was imposed to the Company, same which was timely paid by the Company and therefore, the proceeding initiated by the CNBV on August of 2011, was finally concluded.

UNITED STATES

Cox v. Gruma Corporation.- On or about December 21, 2012, a consumer filed a putative class action against Gruma Corporation, claiming that Mission tortilla chips should not be labeled “All Natural” if they contain certain non-natural ingredients. The plaintiff seeks restitution or other actual damages

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

including attorneys’ fees.  In response to a motion to dismiss plaintiff’s First Amended Complaint, Judge Yvonne Gonzalez Rogers granted in part Gruma Corporation’s motion, and referred to the US FDA for an administrative determination regarding the use of the “All Natural” identifier.  On January 6, 2014 the FDA responded that it would not, at this time, consider the referred issue.  The court then requested additional briefing from the parties, and will be proceeding with the case.

Gruma Corporation intends to vigorously defend against this action. It is the opinion of Gruma Corporation that the outcome of this proceeding will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Griffith v. Gruma Corporation. — On or about August 12, 2013, a consumer filed a putative class action against Gruma Corporation, claiming that Mission tortilla chips should not be labeled “All Natural” if they contain certain non-natural ingredients.  The plaintiff seeks restitution or other actual damages including attorneys’ fees.  In response to a motion to dismiss filed by Gruma Corporation, plaintiff filed a First Amended Complaint and Motion to Certify Class. On October 25, 2013, Gruma Corporation filed a motion to dismiss the First Amended Complaint, and on October 29, 2013, filed a Motion to Stay Determination of Plaintiff’s Motion to Certify Class. Those motions are pending.

Gruma Corporation intends to vigorously defend against this action. It is the opinion of Gruma Corporation that the outcome of this proceeding will not have a material adverse effect on Gruma Corporation’s financial position, results of operations, or cash flows.

Ana G. Gracias v. Gruma Corporation. — On or about June 26, 2013, plaintiff, a former employee of Gruma Corporation, filed a putative class action against Gruma Corporation seeking damages for certain wage and hour claims under California law. The court has entered a stay while Gruma Corporation evaluates plaintiff’s claims and prepares its answer. Gruma Corporation intends to vigorously defend against this action. It is the opinion of Gruma Corporation that the outcome of this proceeding will not have a material adverse effect on Gruma Corporation’s financial position, results of operations, or cash flows.

VENEZUELA

Expropriation Proceedings by the Venezuelan Government.- On May 12, 2010, the Bolivarian Republic of Venezuela (the “Republic”) published in the Official Gazette of Venezuela decree number 7,394 (the “Expropriation Decree”), dated April 27, 2010 which announced the forced acquisition of all goods, personal property and real estate of MONACA. The Republic has expressed to GRUMA’s representatives that the Expropriation Decree extends to DEMASECA.

As stated in the Expropriation Decree and in accordance with the Venezuelan Expropriation Law (the “Expropriation Law”), the transfer of legal ownership can occur either through an “Amicable Administrative Arrangement” or a “Judicial Order”. Each process requires certain steps as indicated in the Expropriation Law, none of which have occurred. Therefore, as of this date, no formal transfer of title of the assets covered by the Expropriation Decree has taken place.

As mentioned in Note 28, GRUMA’s interests in MONACA and DEMASECA are held through two Spanish companies: Valores Mundiales, S.L. (“Valores Mundiales”) and Consorcio Andino, S.L. (“Consorcio Andino”). In 2010, Valores Mundiales and Consorcio Andino (collectively, the “Investors”) commenced negotiations with the Republic with the intention of reaching an amicable settlement. Through Valores Mundiales and Consorcio Andino, GRUMA participated in these negotiations with a view to (i) continuing its presence in Venezuela by potentially entering into a joint

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

venture with the Venezuelan government; and/or (ii) seeking adequate compensation for the assets subject to expropriation.

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

On May 10, 2013, Valores Mundiales and Consorcio Andino presented an arbitration application before the ICSID, based in the city of Washington, D.C. ICSID registered the arbitration application on June 11, 2013 under case No. ARB/13/11. The arbitration panel has already been formed. The purpose of the arbitration is to seek compensation for the damages caused by the Republic’s violation of Articles III (obstruction of management, maintenance, development, using, enjoyment, extension, sale and liquidation of the investment), IV (lack of fair and equitable treatment) and V (transfer of investment income as repatriation of capital, royalty payment) of the Investment Treaty, to the detriment of Valores Mundiales and Consorcio Andino, in their capacity as Spanish investors. In the arbitration application filed before the ICSID, Valores Mundiales and Consorcio Andino have reserved their rights to extend the dispute against the Republic, in case it executes the forced acquisition of MONACA and DEMASECA Decree.

While awaiting resolution of this matter and as required by the IFRS, GRUMA performed impairment tests on the investments in MONACA and DEMASECA to determine a potential recoverable amount, using two valuation techniques: 1) an income approach considering estimated future cash flows as a going concern business, discounted at present value using an appropriate discount rate (weighted average cost of capital) of 13.7% and an estimated future exchange rate of Bs.11.3 per U.S. dollar, and 2) a market approach, such as the public company market multiple method using implied multiples such as earnings before interest, taxes, depreciation and amortization, and revenues of comparable companies adjusted for liquidity, control and disposal expenses. In both cases, the potential recoverable amounts using the income and market approach were higher than the carrying value of these investments and therefore, no impairment adjustment was deemed necessary.

The historical value of the net investment in MONACA and DEMASECA at January 22, 2013, the date when the Company ceased the consolidation of the financial information of MONACA and DEMASECA, was Ps.2,913,760 and Ps.195,253, respectively. Additionally, at December 31, 2013

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

certain subsidiaries of GRUMA have accounts receivable with the Venezuelan companies totaling Ps.1,137,718. The Company does not have insurance for the risk of expropriation of its investments.

Intervention Proceedings by the Venezuelan Government.- On December 4, 2009, the Eleventh Investigations Court for Criminal Affairs of Caracas issued an order authorizing the precautionary seizure of assets in which Ricardo Fernández Barrueco had any interest. As a result of Ricardo Fernández Barrueco’s former indirect minority ownership of MONACA and DEMASECA, these subsidiaries were subject to the precautionary measure. Between 2009 and 2012, the Ministry of Finance of Venezuela, pursuant to the precautionary measure ordered by the court, designated several special managers of the indirect minority shareholding that Ricardo Fernández Barrueco previously owned in MONACA and DEMASECA. On January 22, 2013, the Ministry of Justice and Internal Relations revoked the prior designations made by the Ministry of Finance of Venezuela and made a new designation of individuals as special managers and representatives on behalf of the Republic of Venezuela of MONACA and DEMASECA, providing the right to take control over the operations of these companies.

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

INDEPABIS issued an order, on a precautionary basis, authorizing the temporary occupation and operation of MONACA for a period of 90 calendar days from December 16, 2009, which was renewed for 90 days on March 16, 2010. The order expired on June 16, 2010 and as of the date hereof MONACA has not been notified of any extension or similar measure. INDEPABIS has also initiated a regulatory proceeding against MONACA in connection with alleged failure to comply with regulations governing precooked corn flour and for allegedly refusing to sell this product as a result of the December 4, 2009 precautionary asset seizure described above. The Company filed an appeal against these proceedings which has not been resolved as of the date hereof.

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

Finally, the Company and its subsidiaries are involved in various pending litigations filed in the normal course of business. It is the opinion of the Company that the outcome of these proceedings will not have a material adverse effect on the financial position, results of operation, or cash flows of the Company.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

31.  RELATED PARTIES

Related party transactions were carried out at market value.

A)  SALES OF GOODS AND SERVICES

	For the years ended December 31,
	2013		2012		2011

Sales of goods:
Associate	Ps.	50,821	Ps.	49,783	Ps.	41,318
Sale of services:
Entities that have significant influence over the Company	18,203		34,106		41,519
Associate	—		1,294		1,349
	Ps.	69,024	Ps.	85,183	Ps.	84,186

B) PURCHASES OF GOODS AND SERVICES

	For the years ended December 31,
	2013		2012		2011
Purchases of goods:
Entities that have significant influence over the Company	Ps.	—	Ps.	2,350,350	Ps.	1,836,942
Associate	—		931		539

Purchases of services:
Associate	35,719		33,385		31,048
Other related parties	18,379		114,422		110,239
	Ps.	54,098	Ps.	2,499,088	Ps.	1,978,768

Other transactions with related parties are identified in Note 3.

C)  KEY MANAGEMENT PERSONNEL COMPENSATION

Key management includes Board members, alternate Board members, officers and members of the Audit Committee and Corporate Practice Committee. The compensation paid to key management for employee services is shown below:

	2013		2012		2011
Salaries and other short-term employee benefits	Ps.	132,371	Ps.	179,492	Ps.	186,707
Termination benefits	66,561		33,527		20,227
Total	Ps.	198,932	Ps.	213,019	Ps.	206,934

At December 31, 2013, 2012 and 2011, the reserve for deferred compensation amounted to Ps.34.8, Ps.62.3 and Ps.49.8 million, respectively.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

D)  BALANCES WITH RELATED PARTIES

At December 31, 2013 and 2012, the balances with related parties were as follows:

	Nature of the transaction	At December 31, 2013		At December 31, 2012

Receivables from related parties:
Associate	Commercial and services	Ps.	592	Ps.	1,423
Other related parties		2,352		2,391
		Ps.	2,944	Ps.	3,814

Payables from related parties:
Other related parties	Services	Ps.	—	Ps.	845

The balances payable to related parties at December 31, 2013 expire during 2014 and do not bear interest.

32.  FINANCIAL STANDARDS ISSUED BUT NOT YET EFFECTIVE

The new IFRS, which will become effective after the issuance of the Company’s financial statements, are explained below. This list includes those IFRS standards which the Company reasonably expects to apply in the future. The Company has the intention of adopting these new IFRS on the date they become effective.

A)           NEW STANDARDS

a. IFRS 9, “Financial Instruments”

IFRS 9, “Financial Instruments” was published in November 2009 and contained requirements for the classification and measurement of financial assets. Requirements for financial liabilities were added to IFRS 9 in October 2010. Most of the requirements for financial liabilities were carried forward unchanged from IAS 39. However, some changes were made to the fair value option for financial liabilities to address the issue of own credit risk. In December 2011, the IASB amended IFRS 9 in order to require its application for annual periods beginning on or after January 1, 2015. However, on November 2013, amendments were issued to remove January 1, 2015 as effective date of implementation. The new effective date will be determined once the phases of classification and measurement and impairment of IFRS 9 are completed.

B)           AMENDMENTS

a. IAS 19, “Employee Benefits”

On November 2013, IASB amended IAS 19 regarding Defined Benefit Obligation and Employee Contributions. The purpose of this amendment is to provide additional guidance on accounting for employee contributions or third parties to a defined benefit plan. Amendments to IAS 19 are effective for annual periods beginning on or after July 1, 2014.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Mexican pesos, except where otherwise indicated)

b. IAS 32, “Financial Instruments: Presentation”

In December 2011, the IASB amended the accounting requirements related to the offsetting of financial assets and financial liabilities by issuing amendment to IAS 32, Financial Instruments: Presentation. The amendments to IAS 32 are intended to clarify existing application issues relating to the offsetting rules and reduce the level of diversity in current practice, by focusing in the meaning of ‘currently has a legally enforceable right of set-off’ and the application of simultaneous realization and settlement. These amendments are effective for annual periods beginning on or after January 1, 2014.

c. IAS 39, “Financial Instruments: Recognition and Measurement”

In June 2013, the IASB amended IAS 39, Financial Instruments: Recognition and Measurement to clarify that there is no need to discontinue hedge accounting if a hedging derivative is novated, as long as certain criteria are met. A novation indicates an event where the original parties to a derivative agree that one or more clearing counterparties replace their original counterparty to become the new counterparty to each of the parties. In order to apply the amendments and continue hedge accounting, novation to a central counterparty (CCP) must happen as a consequence of laws or regulations or the introduction of laws or regulations. This standard is applicable to annual periods beginning on or after January 1, 2014.

The Company’s management expects that the adoption of the new standards and amendments explained above will not have significant effects in its financial statements.