Form 20-F
period 2014-12-31
GRUMA SAB DE CV
filed 2015-04-30
CIK 1053947

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

N/A

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	IFRS ☒	Other ☐

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

PRESENTATION OF FINANCIAL INFORMATION

This annual report contains our audited consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012. The consolidated financial statements have been audited by PricewaterhouseCoopers, S.C., an independent registered public accounting firm and were approved by our shareholders at the annual general shareholders’ meeting held on April 24, 2015.

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

In December 2014, we concluded the sale of our wheat flour operations in Mexico (the “Wheat Milling Transaction”). The results and cash flows generated by these wheat flour operations in Mexico for the periods presented in our audited consolidated financial statements, for the years ended December 31, 2014, 2013 and 2012 and in this annual report for the years ended December 31, 2011 and 2010, were reported as a discontinued operation.  As required by IFRS the presentation as a discontinued operation was applied retrospectively for the periods presented in these financial statements. Additionally certain other disclosures herein have also been updated to segregate amounts between continuing and discontinued operations and therefore differ from those included in our annual report on Form 20-F for the year ended December 31, 2013. See Notes 2 D and 26 A to our audited consolidated financial statements. See “Item 3. Key Information—Risk Factors—Our Financial Information Presented in Previous Filings May Not Be Comparable Because of the Accounting Treatment as Discontinued Operations of our Venezuelan Operations and Mexican Wheat Flour Operations.”

We ceased to consolidate the financial information of MONACA and DEMASECA (collectively referred to as the “Venezuelan Companies”) as of January 22, 2013 and derecognized the assets and liabilities of these companies from the consolidated balance sheet. For disclosure and presentation purposes, we consider these subsidiaries as a significant segment and therefore, applying the guidelines from IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, MONACA and DEMASECA are presented as discontinued operations. Therefore, the results and cash flows generated by these Venezuelan companies for the periods presented in our audited consolidated financial statements, for the years ended December 31, 2014, 2013 and 2012, and in this annual report for the years ended December 31, 2011 and 2010, were reported as discontinued operations. See Notes 26 B and 28 to our audited consolidated financial statements. See “Item 3. Key Information—Risk Factors—Our Financial Information Presented in Previous Filings May Not Be Comparable Because of the Accounting Treatment as Discontinued Operations of our Venezuelan Operations and Mexican Wheat Flour Operations.”

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

EXCHANGE RATE

This annual report contains translations of various peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from pesos (i) as of December 31, 2014 at the exchange rate of Ps.14.7180 to U.S.$1.00, which was the rate established by Banco de México on December 29, 2014 and (ii) as of March 31, 2015 at the exchange rate of Ps.15.1542 to U.S.$1.00, which was the rate established by Banco de México on March 27, 2015.

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

ITEM 2         Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3         Key Information.

SELECTED FINANCIAL DATA

The following tables present our selected consolidated financial data as of and for each of the years indicated. The data as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 are derived from and should be read together with our audited consolidated financial statements included herein and “Item 5. Operating and Financial Review and Prospects.”

In accordance with IFRS, we concluded that we lost control of our Venezuelan subsidiaries, MONACA and DEMASECA, on January 22, 2013.  As a result of such loss of control, we ceased the consolidation of the financial information of MONACA and DEMASECA starting January 22, 2013. Therefore, the results and cash flows generated by these Venezuelan companies for the periods presented are reported as discontinued operations.

In December 2014, we concluded the sale of our wheat flour operations in Mexico.  As a result of the sale, the results and cash flows generated by these wheat flour operations for the periods presented are reported as discontinued operations.

	2014		2013		2012		2011 (1)		2010 (1)
	(thousands of Mexican Pesos, except per share amounts)
Income Statement Data:
Net sales	Ps.	49,935,328	Ps.	49,035,523	Ps.	49,270,534	Ps.	43,845,962	Ps.	37,038,647
Cost of sales	(31,574,750)		(32,265,587)		(33,548,061)		(29,510,028)		(24,410,770)
Gross profit	18,360,578		16,769,936		15,722,473		14,335,934		12,627,877
Selling and administrative expenses	(12,040,402)		(11,937,116)		(13,040,182)		(11,919,634)		(10,356,602)
Other expense, net	(297,262)		(193,069)		(73,198)		(199,883)		(480,608)
Operating income	6,022,914		4,639,751		2,609,093		2,216,417		1,790,667
Comprehensive financing cost, net	(1,105,403)		(987,625)		(880,390)		(623,296)		(990,224)
Equity in earnings of associated companies	—		—		—		—		590,869
Gain from divestment in associated company	—		—		—		4,707,804		—
Income before income tax	4,917,511		3,652,126		1,728,703		6,300,925		1,391,312
Income tax expense	(1,059,583)		(195,361)		(905,280)		(1,628,761)		(801,696)
Consolidated income from continuing operations	3,857,928		3,456,765		823,423		4,672,164		589,616
Income (loss) from discontinued operations	598,852		(146,796)		880,336		1,143,658		49,870
Consolidated net income	4,456,780		3,309,969		1,703,759		5,815,822		639,486
Attributable to:
Shareholders	4,287,310		3,163,133		1,115,338		5,270,762		431,779
Non-controlling interest	169,470		146,836		588,421		545,060		207,707
Per share data(2):
Basic and diluted earnings per share:
From continuing operations.	8.38		7.28		0.82		7.92		0.71
From discontinued operations	1.53		(0.12)		1.18		1.43		0.05
From continuing and discontinued operations	9.91		7.16		2.00		9.35		0.77

	2014		2013		2012		2011 (1)		2010 (1)
	(thousands of Mexican pesos, except per share amounts and operating data)
Balance Sheet Data (at period end):
Property, plant and equipment, net	Ps.	17,814,336	Ps.	17,904,972	Ps.	20,917,534	Ps.	20,515,633	Ps.	17,930,173
Total assets	40,636,730		42,608,640		49,460,402		44,542,618		38,927,394
Short-term debt(3)	1,437,108		3,275,897		8,018,763		1,633,207		2,192,871
Long-term debt(3)	9,324,052		13,096,443		11,852,708		11,472,110		15,852,538
Total liabilities	22,552,484		28,181,780		35,126,685		26,829,834		28,205,120
Common stock	5,363,595		5,363,595		5,668,079		6,972,425		6,972,425
Total equity(4)	18,084,246		14,426,860		14,333,717		17,712,784		10,722,274

Other Financial Information:
Capital expenditures	1,719,379		1,408,730		2,384,731		2,272,687		965,277
Depreciation and amortization	1,460,450		1,569,376		1,522,778		1,395,190		1,331,616
Net cash provided by (used in):
Operating activities	6,730,000		6,679,431		1,806,136		1,751,314		3,291,138
Investing activities	1,995,588		(1,524,901)		(3,455,629)		6,779,129		(802,208)
Financing activities	(8,591,246)		(5,112,396)		1,817,675		(7,429,059)		(4,234,431)

(1)         The financial information as of and for the years ended December 31, 2011 and 2010 is derived from our audited consolidated financial statements and adjusted to conform to the current presentation adopted in the financial statements included in this Form 20-F. See Note 26 to the audited consolidated financial statements.

(2)         Based upon the weighted average of outstanding shares of our common stock (in thousands), as follows: 432,749 shares for the year ended December 31, 2014, 441,835 shares for the year ended December 31, 2013, 558,712 shares for the year ended December 31, 2012, 563,651 shares for the year ended December 31, 2011 and 563,651 shares for the year ended December 31, 2010. Each of our American Depositary Shares represents four Series B Common Shares.

(3)         Short-term debt consists of bank loans, the current portion of long-term debt and debentures. Long-term debt consists of bank loans, our 4.875% Notes due 2024, our senior unsecured perpetual bonds and debentures.

(4)         Total equity includes non-controlling interests as follows: Ps.1,521 million as of December 31, 2014, Ps.1,454 million as of December 31, 2013, Ps.3,032 million as of December 31, 2012, Ps.4,282 million as of December 31, 2011 and Ps.3,778 million as of December 31, 2010.

	2014	2013	2012	2011	2010
	(thousands of tons)

Operating Data:

Sales volume:
Gruma Corporation (corn flour, tortillas and other)(1)	1,653	1,651	1,596	1,478	1,395
GIMSA (corn flour, and other)	1,798	1,780	1,899	1,876	1,813
Gruma Centroamérica (corn flour and other)	200	198	207	229	201

Production capacity:
Gruma Corporation (corn flour, tortillas and other)	2,400	2,406	2,499	2,482	2,314
GIMSA (corn flour, and other)(2)	2,823	3,046	2,965	2,965	2,965
Gruma Centroamérica (corn flour and other)	319	323	323	350	343
Number of employees	17,845	19,202	21,974	21,318	19,825

(1) Net of intercompany transactions.

(2) Includes 333 thousand tons of temporarily idled production capacity as of December 31, 2014

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

On April 24, 2015, GRUMA approved a cash dividend in the amount of Ps.692 million, payable on July 8, 2015. During 2014 we paid a cash dividend in the amount of Ps.649.12 million, or Ps.1.50 per common share, and during 2013, 2012, 2011 and 2010 we did not pay any dividends to shareholders.

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

	Noon Buying Rate (Ps. Per U.S.$)
Year	High (1)	Low (1)	Average (2)	Period End
2010	13.1940	12.1556	12.6222	12.3825
2011	14.2542	11.5050	12.4270	13.9510
2012	14.3650	12.6250	13.1539	12.9635
2013	13.4330	11.9760	12.7584	13.0980
2014	14.7940	12.8455	13.3022	14.7500
October 2014	13.5727	13.3940	13.4795	13.4825
November 2014	13.9210	13.5360	13.6148	13.9210
December 2014	14.7940	13.9355	14.5205	14.7500
2015
January 2015	15.0050	14.5640	14.6972	15.0050
February 2015	15.1025	14.7480	14.9170	14.9390
March 2015	15.5815	14.9330	15.2245	15.2450

(1) Rates shown are the actual low and high, on a day-by-day basis for each period.

(2) Average of month-end rates.

On April 24, 2015, the noon buying rate for pesos was Ps.15.3825 to U.S.$1.00.

RISK FACTORS

Risks Related to Our Company

Fluctuations in the Cost and Availability of Corn and Wheat May Affect Our Financial Performance

Our financial performance may be affected by the price and availability of corn and wheat. Corn and wheat flour represented 40% and 8%, respectively, of our cost of sales in 2014. Mexican and world markets have experienced periods of either over-supply or shortage of corn and wheat as a result of different factors such as weather conditions, some of which have caused adverse effects on our results of operations. Additionally, because of this volatility and price variations, we may not always be able to pass along our increased costs to our customers in the form of price increases. We cannot always predict whether or when shortages or over-supply of corn or wheat will occur. In addition, future Mexican or other countries’ governmental actions could affect the price and availability of corn or wheat. Any adverse developments in domestic and international corn or wheat markets could have a material adverse effect on our business, financial condition, results of operations, and prospects.

To manage these price risks, we regularly monitor our risk tolerance and evaluate the possibility of using derivative instruments to hedge our exposure to commodity prices. We generally hedge against fluctuations in the costs of corn and wheat, in particular at our U.S. operations, using futures and options contracts and fixed price supply contracts according to our risk management policy, but remain exposed to losses in the event of non-performance by counterparties to the financial instruments or the supply contracts. In addition, if corn or wheat prices decrease below the levels specified in our various hedging agreements, we would lose the value of a decline in these prices.

Increases in the Cost of Energy Could Affect Our Profitability

We use a significant amount of electricity, natural gas and other energy sources to operate our corn flour plants and processing ovens for the manufacture of tortillas and related products at our facilities. These energy costs represented approximately 5% of our cost of sales in 2014. In addition, considerable amounts of diesel fuel are used in connection with the distribution of our products. The cost of energy sources may fluctuate widely due to economic and political conditions, government policy and regulation, war, weather conditions or other unforeseen circumstances. An increase in such costs would increase our operating costs and, therefore, could affect our profitability.

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

In the past, various allegations have been made, mostly in the United States and the European Union, that genetically modified foods are unsafe for human consumption, pose risks of damage to the environment and create legal, social and ethical dilemmas. Some countries, particularly in the European Union, as well as Australia and some countries in Asia, have instituted a partial limitation on the import of grain produced from genetically modified seeds. Some countries have imposed labeling requirements and traceability obligations on genetically modified agricultural and food products, which may affect the acceptance of these products. The movement for labeling of genetically modified organisms (“GMO”) in the United States has gathered momentum over the last several years.  While ballot initiatives have failed, several states, such as Connecticut and Maine, have passed qualified GMO labeling bills that will impose labeling requirements on food products containing GMO if several other states pass similar laws.  Vermont recently passed the first non-qualified GMO labeling law.  If it survives legal challenges, it will impose GMO labeling requirements in 2016, which may affect the acceptance of these products. To the extent that we may unknowingly buy or may be perceived to be a seller of products manufactured with genetically modified grains not approved for human consumption, this may have a significant negative impact on our financial condition and results of operation.

Regulatory Developments May Adversely Affect Our Business

We are subject to regulation in each of the territories in which we operate. The principal areas in which we are subject to regulation are health, environmental, labor, taxation and antitrust. The adoption of new laws or regulations in the countries in which we operate may increase our operating costs, impose restrictions on our operations or impact our growth opportunities which, in turn, may adversely affect our financial condition, business and results of operations. Further changes in current regulations may result in an increase in compliance costs, which may have an adverse effect on our financial condition and results of operations. See “Item 4. Information on the Company—Regulation.”

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

•                  varying prices and availability of corn and wheat and the cost and practicality of hedging such fluctuations under current market conditions;

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

We have expanded our operations to several countries, including Ukraine, Russia, Turkey and Spain. Our presence in these and other markets could present us with new and unanticipated operational challenges. For example, we may encounter labor restrictions or shortages and currency conversion obstacles, or be required to comply with stringent local governmental and environmental regulations. Any of these factors could increase our operating expenses and decrease our profitability.

Our Business May Be Adversely Impacted By Risks Related to Our Derivatives Trading Activities

From time to time, we enter into commodities, currency and other derivative transactions, pursuant to our risk management policy, that cover varying periods of time and have varying pricing provisions. We may incur losses in connection with potential changes in the value of our derivative instruments as a result of changes in economic conditions, investor sentiment, monetary and fiscal policies, the liquidity of global markets, international and regional political events, and acts of war or terrorism. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources,” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Rate Risk.”

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

Our Business and Operations May Be Adversely Affected by Global Economic Conditions

The global macroeconomic environment has not fully recovered from the downturn commencing in 2008.  Subsequent years were characterized by instability in the financial markets and the threat of a continued global economic downturn, primarily as a result of the ongoing sovereign debt crisis and general economic outlook of the Eurozone, the high degree of unemployment in certain countries and the level of public debt in the United States and certain European countries.  Those developments adversely affected the economy of the United States, Europe and many other parts of the world, including Mexico, and had significant consequences worldwide, including unprecedented volatility, significant lack of liquidity, loss of confidence in the financial markets, disruptions in the credit sector, reduced business activity, rising unemployment, decline in interest rates and erosion of consumer confidence. It is uncertain how long the effects of this global macroeconomic instability will continue and how much of an impact it will have on the global economy in general, or the economies in which we operate in particular, and whether slowing economic growth in any such countries could result in our customers and consumers reducing their spending. As a result, we may need to lower the prices of certain of our products and services in order to maintain their attractiveness, which could lead to reduced turnover and profit or a decline in demand for our products. Any such development could adversely affect our business, results of operations and financial condition and lead to a drop in the trading price of our shares.

Our Current or Future Indebtedness Could Adversely Affect Our Business and, Consequently, Our Ability to Pay Interest and Repay Our Indebtedness.

We had total consolidated indebtedness of Ps.10.84 billion (US$0.74 billion) as of December 31, 2014.  On a stand-alone basis, we had Ps.9.84 million (US$0.67 million) of outstanding indebtedness as of December 31, 2014, none of which was secured indebtedness.  See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”  Our level of indebtedness may have important consequences, including:

•                  increasing our vulnerability to adverse general economic and industry conditions, including increases in interest rates, increases in prices of raw materials, foreign currency exchange rate fluctuations and market volatility;

•                  limiting our ability to generate sufficient cash flow to satisfy our obligations with respect to our indebtedness, particularly in the event of a default under one of our debt instruments;

•                  limiting cash flow available to fund our working capital, capital expenditures or other general corporate requirements;

•                  limiting our ability to obtain additional financing on favorable terms to refinance debt or to fund future working capital, capital expenditures, other general corporate requirements and acquisitions; and

•                  limiting our flexibility in planning for, or reacting to, changes in our business and the industry.

To the extent that we incur additional indebtedness, the risks outlined above could increase.  In addition, our actual cash requirements in the future may be greater than expected.  Our ability to make scheduled payments on and refinance our indebtedness when due depends on, and is subject to, several factors, including our financial and operating performance, which is subject to prevailing economic and financial conditions, business and other factors, the availability of financing in the Mexican and international banking and capital markets, and our ability to sell assets and implement operating improvements.

We May be Adversely Affected by Increases in Interest Rates

Interest rate risk exists primarily with respect to our floating-rate peso denominated debt, which generally bears interest based on the Mexican equilibrium interbank interest rate (“TIIE”). In addition, we have additional interest rate risk with respect to floating-rate dollar-denominated debt, which generally bears interest based on the LIBOR. We have significant exposure to interest rate fluctuations due to our floating-rate peso and dollar-denominated debt. As a result, if the TIIE or LIBOR rates increase significantly, our ability to service our debt may be adversely affected.

Downgrades of Our Debt May Increase Our Financing Costs or Otherwise Adversely Affect Us or Our Stock Price

Our long-term corporate credit rating is rated “BBB-” by Standard & Poor’s Ratings Services (“Standard & Poor’s”). Our Foreign Currency Long-Term Issuer Default Rating and our Local Currency Long-Term Issuer Default Rating are rated “BBB-” by Fitch Ratings (“Fitch”). Our U.S.$400 million 4.875% unsecured senior notes due 2024 bond is rated “BBB-” by Fitch.

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

We Expect to Pay Interest and Principal on Our Debt with Cash Generated in Dollars or Pesos, as Needed, But Cannot Assure You That We Will Generate Sufficient Cash Flow in the Relevant Currency at the Required Times From Our Operations

We had approximately 90.62% of our outstanding debt denominated in dollars, 8.13% in Mexican pesos and 1.25% in other currencies as of December 31, 2014. We may not generate sufficient cash in the relevant currency from our operations to service the entire amount of our debt in such currency. A devaluation of certain currencies or a change in our business could adversely affect our ability to service our debt

Our Financial Information Prepared under IFRS May Not Be Comparable to Our Financial Information Prepared Under Mexican Financial Reporting Standards

We adopted IFRS as of January 1, 2011 and prepared our audited consolidated financial statements included in this annual report in accordance with IFRS as issued by the IASB. IFRS differs in certain significant respects from Mexican FRS and U.S. GAAP. As a result of the adoption of IFRS, our consolidated financial information presented under IFRS for fiscal years 2010, 2011, 2012, 2013 and 2014 may not be comparable to our financial information for previous periods prepared under Mexican FRS available in the market.

Our Financial Information Presented in Previous Filings May Not Be Comparable Because of the Accounting Treatment as Discontinued Operations of our Venezuelan Operations and Mexican Wheat Flour Operations

We ceased to consolidate the financial information of MONACA and DEMASECA (the Venezuelan Companies) as of January 22, 2013, therefore, the results and cash flows generated by such Venezuelan companies for the periods presented in our audited consolidated financial statements, for the years ended December 31, 2014, 2013 and 2012 and in this annual report for the years ended December 31, 2011 and 2010 were reported as discontinued operations and may not be comparable to our financial information presented in previous periods.

In December 2014, we concluded the sale of our wheat flour operations in Mexico.  Accordingly, the results and cash flows generated by our wheat flour operations in Mexico for the periods presented in our audited consolidated financial statements, for the years ended December 31, 2014, 2013 and 2012 and in this annual report for the years ended December 31, 2011 and 2010 were reported as discontinued operations and may not be comparable to our financial information presented in previous periods.

See Notes 2D and 26 to our audited consolidated financial statements.

Risks Related to Mexico

Our Results of Operations Could Be Affected by Economic and Social Conditions in Mexico

We are a Mexican company with 40% of our consolidated assets located in Mexico and 30% of our consolidated net sales derived from our Mexican operations as of and for the year ended December 31, 2014. As a result, Mexican economic conditions could impact our results of operations.

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

Mexico has experienced periods of slow growth since 2001, primarily as a result of the downturn in the U.S. economy. The Mexican economy grew by 1.5% in 2008 but contracted by 6.1% in 2009. In 2010, 2011, 2012, 2013 and 2014, the Mexican economy grew by 5.5%, 3.9%, 3.9%, 1.1% and  2.1%, respectively.

Developments and trends in the world economy affecting Mexico may have a material adverse effect on our business, financial condition and results of operations. The Mexican economy is tightly connected to the U.S. economy through international trade (approximately 80.2% of Mexican exports were directed to the United States in 2014), international remittances (billions of dollars from Mexican workers in the United States are the country’s second-largest source of foreign exchange), foreign direct investment (approximately 28.9% of Mexican foreign direct investment came from U.S.-based investors in 2014), and financial markets (the U.S. and Mexican financial systems are highly integrated). As the U.S. economy contracts, U.S. citizens consume fewer Mexican imports, Mexican workers in the United States send less money to Mexico, U.S. firms with businesses in Mexico make fewer investments, U.S.-owned banks in Mexico make fewer loans, and the quality of U.S. financial assets held in Mexico deteriorates. Moreover, a collapse in confidence in the U.S. economy may spread to other economies closely connected to it, including Mexico’s. The result may be a potentially deep and protracted recession in Mexico. If the Mexican economy falls into a deep and protracted recession, or if inflation and interest rates increase, consumer purchasing power may decrease and, as a result, demand for our products may decrease. In addition, a recession could affect our operations to the extent we are unable to reduce our costs and expenses in response to falling demand.

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

We cannot predict the impact that political, economic and social conditions will have on the Mexican economy.  Furthermore, we cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, results of operations, financial condition and prospects.  Mexico has recently experienced periods of violence and crime due to the activities of organized crime.  In response, the Mexican government has implemented various security measures and has strengthened its police and military forces.  Despite these efforts, organized crime (especially drug-related crime) continues to exist in Mexico.  These activities, their possible escalation and the violence associated with them may have a negative impact on the Mexican economy or on our operations in the future.  The social and political situation in Mexico could adversely affect the Mexican economy, which in turn could have a material adverse effect on our business, results of operations, financial condition and prospects.

The Mexican government supports the commercialization of corn for Mexican corn growers through the Agricultural Incentives and Trade Services Agency (Apoyos y Servicios a la Comercialización Agropecuaria, or ASERCA). This program and others may affect our business.

The level of environmental and competition regulations and enforcement in Mexico has increased in recent years for all companies. We expect the trend toward greater  regulation and enforcement to continue and to be accelerated including as a result of international agreements between Mexico and the United States. The promulgation of new and more stringent  regulations or higher levels of enforcement could adversely affect our business condition and results of operations.

The Approved Amendments to Mexican Tax Laws May Adversely Affect Us

On December 11, 2013, certain reforms to Mexican tax laws were published in the Official Gazette of Mexico, which became effective as of January 1, 2014. While the corporate income tax rate, which had previously been scheduled for reduction, remained at 30%, the tax reforms resulted in several amendments to corporate tax deductions including, among other things, (i) elimination of deductions that were previously allowed for related-party payments to certain foreign entities and narrowing tax deductions on salaries paid to employees, (ii) imposition of a 10% withholding income tax on dividends paid by the corporation to Mexican individuals or foreign residents, (iii) an increase in the value-added tax in certain areas of Mexico, (iv) requirement of the use of electronic invoices and new monthly tax reports to be provided to governmental tax authorities and (v) imposition of a 10% income tax payable by individuals on the sale of stock listed on the BMV.

Our business, financial condition and results of operations may be adversely affected as a result of increased taxes on salaries and increased costs due to additional compliance measures.

Devaluations of the Mexican Peso May Affect our Financial Performance

Because we have significant international operations generating revenue in different currencies (mainly in U.S. dollars) and debt denominated in various currencies (mainly in U.S. dollars), we remain exposed to foreign exchange risks that could affect our ability to meet our obligations and result in foreign exchange losses. We posted a net foreign exchange gain of Ps.412 million in 2010, a gain of Ps.44 million in 2011, a loss of Ps.83 million in 2012, a gain of Ps.46 million in 2013 and a gain of Ps.72 million in 2014. Major devaluation or depreciation of the Mexican peso may limit our ability to transfer or to convert such currency into U.S. dollars for the purpose of making timely payments of interest and principal on our indebtedness. The Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico. The government could, however, institute restrictive exchange rate policies in the future.

We May Not Be Able to Make Payments in U.S. Dollars

In the past, the Mexican economy has experienced balance of payments deficits and shortages in foreign exchange reserves.  While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Mexican Pesos to foreign currencies, including U.S. Dollars, it has done so in the past and could do so again in the future.  We cannot assure you that the Mexican government will not implement a restrictive exchange control policy in the future.  Any such restrictive exchange control policy could prevent or restrict our access to U.S. Dollars to meet our U.S. Dollar obligations and could also have a material adverse effect on our business, financial condition and results of operations.  We cannot predict the impact of any such measures on the Mexican economy.

High Levels of Inflation and High Interest Rates in Mexico Could Adversely Affect the Business Climate in Mexico and our Financial Condition and Results of Operations

Mexico has experienced high levels of inflation in the past. The annual rate of inflation, as measured by changes in the National Consumer Price Index was 4.40% for 2010, 3.82% for 2011. 3.57% for 2012, 3.97% for 2013 and 4.08% for 2014.  From January through March 2015, the inflation rate was 0.51%.  On April 21, 2015, the 28-day CETES rate was 2.96%.  While a substantial part of our debt is dollar-denominated at this time, high interest rates in Mexico may adversely affect the business climate in Mexico generally and our financing costs in the future and thus our financial condition and results of operations.

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

Adverse economic, political and social conditions in Latin America may create uncertainty regarding our operating environment, which could have a material adverse effect on us.

We cannot assure you that the events in other emerging market countries, in the United States, Europe, or elsewhere will not adversely affect our business, financial condition and results of operations.

You May Be Unable to Enforce Judgments Against Us in Mexican Courts

We are a Mexican publicly held corporation (Sociedad Anónima Bursátil de Capital Variable).  Most of our directors and executive officers are residents of Mexico, and a significant portion of the assets of our directors and executive officers, and a significant portion of our assets, are located in Mexico.  You may experience difficulty in effecting service of process on us or our directors and executive officers in the United States, or, more generally, outside of Mexico and in enforcing civil judgments of non-Mexican courts in Mexico, including judgments predicated on civil liability under U.S. federal securities laws, against us, or our directors and executive officers.  We have been advised by our General Counsel that there is doubt as to the enforceability of original actions in Mexican courts of liabilities predicated solely on the U.S. federal securities laws.

Risks Related to Venezuela

We have Deconsolidated our Interests in the Venezuelan Companies which are Currently Involved in Expropriation and Arbitration Proceedings

On May 12, 2010, the Venezuelan government published in the Official Gazette of Venezuela decree number 7,394 (the “Expropriation Decree”), which announced the forced acquisition of all assets, property, and real estate of MONACA.  The Venezuelan government has expressed to GRUMA’s representatives that the Expropriation Decree extends to DEMASECA.

GRUMA’s interests in MONACA and DEMASECA are held through two Spanish companies Valores Mundiales, S.L. (“Valores Mundiales”) and Consorcio Andino, S.L. (“Consorcio Andino”).  In 2010, Valores Mundiales and Consorcio Andino (collectively, the “Investors”) commenced discussions with the Venezuelan government regarding the Expropriation Decree and related measures affecting MONACA and DEMASECA.  Through Valores Mundiales and Consorcio Andino, GRUMA participated in these discussions which have explored the possibility of  (1) entering into a joint venture with the Venezuelan government; and/or (ii) obtaining adequate compensation for the assets subject to expropriation. As of this date, these discussions have not resulted in an agreement with the Venezuelan Government.

Venezuela and the Kingdom of Spain are parties to a Treaty on Reciprocal Promotion and Protection of Investments dated November 2, 1995 (the “Investment Treaty”), under which the Investors may settle investment disputes by means of arbitration before the International Centre for Settlement of Investment Disputes (“ICSID”).  On November 9, 2011, the Investors, MONACA, and DEMASECA validly provided formal notice to Venezuela that an investment dispute had arisen as a consequence of the Expropriation Decree and related measures adopted by the Venezuelan government.  In that notification, the Investors, MONACA, and DEMASECA also agreed to submit the dispute to ICSID arbitration if the parties were unable to reach an amicable agreement.

In January 2013, the Venezuelan government issued a resolution (providencia administrativa) granting the “broadest powers of administration” over MONACA and DEMASECA to special managers (administradores especiales) who had been imposed on those companies since 2009 and 2010, respectively as described below. As a result and in accordance with IFRS, we lost control of our Venezuelan subsidiaries, MONACA and DEMASECA, on January 22, 2013 and, in light of the loss of control, we ceased the consolidation of the financial information of MONACA and DEMASECA starting January 22, 2013 and reported any effects retroactively.

On May 10, 2013, Valores Mundiales and Consorcio Andino (the “Claimants”) submitted a Request for Arbitration to the International Centre for Settlement of Investment Disputes (“ICSID”). The proceeding is currently pending. The tribunal that presides over this arbitration proceeding was constituted in January 2014. In this arbitration proceeding, Claimants assert that the Expropriation Decree and related measures are in breach of certain provisions of the Treaty. Under the provisions of the Treaty, the Claimants have made a claim for compensation resulting from, among others, Venezuela’s expropriation of MONACA and DEMASECA.

While discussions with the government have taken place and may again take place from time to time, we cannot assure that such discussions will be successful or will result in the Investors receiving adequate compensation, if any, for their investments subject to the Expropriation Decree and related measures.  Additionally, we cannot predict the results of any arbitral proceeding, or the ramifications that costly and prolonged legal disputes could have on our results of operations or financial position, or the likelihood of collecting a successful arbitration award.  See “Item 8—Legal Proceedings—Venezuela—Expropriation Proceedings by the Venezuelan Government.” We do not have insurance for the risk of expropriation.

As disclosed in Note 26 B to our audited consolidated financial statements, our income (loss) from our Venezuelan operations was Ps.576 million, (Ps.356 million) and (Ps.40 million) for the years ended December 31, 2012, 2013 and 2014, respectively.

Our interest in the total net assets of Venezuelan operations was Ps.3,109 million at January 22, 2013 and was accounted for as “Available-for-sale financial asset”.  Additionally, at December 31, 2014 certain subsidiaries of GRUMA have accounts receivable with the Venezuelan operations totaling Ps.1,124 million.  As described in Note 26 B to our audited consolidated financial statements, our loss originated by certain accounts receivable maintained with the Venezuelan companies was Ps.17 million for 2014.

Risks Related to the United States

Unfavorable General Economic Conditions in the United States Could Negatively Impact Our Financial Performance

Net sales in the United States constituted 51% of our total sales in 2014.  Unfavorable general economic conditions in the United States could negatively affect the affordability of and consumer demand for some of our products.  Under difficult economic conditions, customers and consumers may seek to forego purchases of our products or, if available, shift to lower-priced products offered by other companies.  Softer customer and consumer demand for our products in the United States or in other major markets could reduce our profitability and could negatively affect our financial performance.

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

Risks Related to Our Primary Shareholder Group and Capital Structure

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

Our Primary Shareholder Group Exerts Substantial Control Over Us

As of April 24, 2015, Ms. Graciela Moreno Hernández, the widow of the late Mr. Roberto González Barrera and certain of her descendants (the “Primary Shareholder Group”) controlled approximately 54.08% of our outstanding shares.  See “Item 10.  Additional Information—Bylaws—Changes in Capital stock.” Consequently, the Primary Shareholder Group, acting together, has the power to elect the majority of our directors and to determine the outcome of most actions requiring approval of our stockholders, including the declaration of dividends.

The interests of the Primary Shareholder Group may differ from those of our other shareholders.  See “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders.”

We cannot assure you that members of the Primary Shareholder Group will continue to hold their shares or act together for purposes of control. Additionally, members of the Primary Shareholder Group may pledge part of their shares in us to secure any future borrowings. If such was the case and members of the Primary Shareholder Group were to default on their payment obligations, the lenders could enforce their rights with respect to such shares and the Primary Shareholder Group could lose its controlling interest in us resulting in a change of control. A change of control could trigger a default in some of our credit agreements and financial instruments. Upon the occurrence of a Change of Control Triggering Event (which means the occurrence of both a Change of Control and a Ratings Decline, as defined in the indenture governing the 4.875% Notes due 2024) we may be required to repurchase the 4.875% Notes due 2024.  Such a default or repurchase obligation could have a material adverse effect upon our business, financial condition, results of operations and prospects.

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

In addition, Gruma Corporation is subject to covenants in some of its debt agreements which require the maintenance of specified financial ratios and balances and, upon an event of default, prohibit the payment of cash dividends.  For additional information concerning these restrictions on intercompany transfers, see “Item 3.  Key Information—Selected Financial Data—Dividends” and “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

We were founded in 1949, when the late Roberto González Barrera started producing and selling corn flour in Northeastern Mexico as one of the raw materials for producing tortillas and other corn-based products.  Prior to our founding, all corn tortillas were made using the wet corn dough method of tortilla production (the traditional method). Today, both wet corn dough and dry corn flour methods are used.  Dry corn flour and wet corn dough can be utilized in various proportions to produce tortillas and other corn-based products. The corn flour process has been a significant impetus for growth, resulting in expanding corn flour and tortilla production and sales throughout Mexico, the United States, Central America, Europe, Asia, Oceania and other regions where we operate.  In addition, we have diversified our product mix to include  other types of flatbreads (pita, naan, chapati, pizza bases and piadina) mainly in Europe, Asia and Oceania, and corn grits mainly in Europe, among other products in the regions where we have presence.

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

•                  In 1996, we strengthened our position in the U.S. corn flour market through an association with Archer-Daniels-Midland.  Through this association we combined our existing U.S. corn flour operations and strengthened our position in the United States. This association also allowed us to enter the Mexican wheat flour market by acquiring a 60% ownership interest in Archer-Daniels-Midland’s Mexican wheat flour operations.  Archer-Daniels-Midland no longer holds an ownership interest in us. See “Item 4.  Information on the Company—Share Purchase Transaction with Archer-Daniels-Midland.”

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

•                  In 2006, we acquired two small tortilla plants in Australia (Rositas Investments and Oz-Mex Foods) and opened our first tortilla plant in China, which strengthened our presence in the Asian and Oceanian markets.  We concluded the acquisition of Pride Valley Foods, a company based in England that produces tortillas, pita bread, naan, and chapati, thus expanding our product portfolio to other types of flatbreads.

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

•                  In 2011, we acquired Semolina, the Turkish leading producer of corn grits, two tortilla plants in the U.S. located in Omaha, Nebraska and Albuquerque, New Mexico, and Solntse Mexico, the leading tortilla manufacturer in Russia.

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

•                  In 2014 we concluded the sale of our wheat flour operations. See “Item 5. Operating and Financial Review and Prospects—Acquisitions and Other Significant Events Within Our Business Units—Wheat Milling Transaction.” We also issued US$400 million aggregate principal amount of 4.875% senior notes due 2024.  See “Item 5. Operating and Financial Review and Prospects—Indebtedness—4.875% Notes Due 2024.”

ORGANIZATIONAL STRUCTURE

We are a holding company and conduct our operations through subsidiaries.  The table below sets forth our principal subsidiaries as of December 31, 2014.

Name of Company	Principal Markets	Jurisdiction of Incorporation	Percentage Owned(1)	Products/ Services

Mexican Operations

Grupo Industrial Maseca, S.A.B. de C.V. (“GIMSA”)	Mexico	Mexico	83%	Corn flour, Other

U.S. and Europe Operations

Gruma Corporation	United States and Europe	Nevada	100%	Tortillas, Other tortilla related products, Corn flour, Flatbreads, Grits, Other

Azteca Milling, LP. (“Azteca Milling”)	United States	Texas	100%	Corn flour

Central American Operations

Gruma de Guatemala, S.A., Derivados de Maíz Alimenticio, S.A., Industrializadora y Comercializadora de Palmito, S.A., Derivados de Maíz de Guatemala, S.A., Tortimasa, S.A., Derivados de Maíz de El Salvador, S.A., and Derivados de Maíz de Honduras, S.A. (“Gruma Centroamérica”)	Costa Rica, Honduras, Guatemala, El Salvador, Nicaragua, Ecuador	Costa Rica, Honduras, Guatemala, El Salvador, Nicaragua, Ecuador	100%	Corn flour, Tortillas, Snacks, Hearts of palm, Rice

Other Subsidiaries

Mission Foods (Shanghai) Co. Ltd., Gruma Oceania Pty. Ltd., and Mission Foods (Malaysia) Sdn. Bhd. (“Gruma Asia & Oceania”)	Asia and Oceania	China, Malaysia and Australia	100%	Tortillas, Chips, Other products

Productos y Distribuidora Azteca, S.A. de C.V. (“PRODISA”)	Mexico	Mexico	100%	Tortillas, Other related products

Investigación Técnica Avanzada, S.A. de C.V. (“INTESA”) (2)	Mexico	Mexico	100%	Construction, Technology and Equipment operations
Deconsolidated Venezuelan Operations (3)

Molinos Nacionales, C.A. (“MONACA”) (4)	Venezuela	Venezuela	76%	Corn flour, Wheat flour, Other products
Derivados de Maíz Seleccionado, C.A. (“DEMASECA”) (4)	Venezuela	Venezuela	60%	Corn flour

(1)  Percentage of equity capital owned by us directly or indirectly through subsidiaries.

(2) As of March 21, 2014, Investigación de Tecnología Avanzada, S.A. de C.V. (“INTASA”), our former subsidiary that used to conduct our technology and equipment operations, merged into Gruma, S.A.B. de C.V., and ceased to exist. As a result of such merger, all assets and liabilities, rights and obligations of INTASA, including its rights over trademarks, patents and/or any other intellectual property, are now owned by Gruma, S.A.B. de C.V. Since March 2014, our technology and equipment operations have been conducted principally through INTESA.

(3) Together these subsidiaries are referred to as the “Venezuelan Companies.”  We deconsolidated the Venezuelan Companies as of January 22, 2013 and report it as a discontinued operation.

(4) Valcon Holdings, S.A. de C.V. (formerly named RFB Holdings de Mexico, S.A. de C.V.) holds a 24.14% indirect interest in MONACA and 40% in DEMASECA.  See “Item 3. Key Information—Risk Factors—Risks Related to Venezuela—The Venezuelan Companies are Currently Involved in Expropriation and Arbitration Proceedings” and “Item 10.  Additional Information—Material Contracts—Archer-Daniels-Midland.”

Our consolidated subsidiaries accounted for the following percentages and amount of our net sales in millions of pesos for the years ended December 31, 2014, 2013 and 2012.

	Year ended December 31,
	2014			2013			2012
	In Millions of Pesos		Percentage of Net Sales	In Millions of Pesos		Percentage of Net Sales	In Millions of Pesos		Percentage of Net Sales
Gruma Corporation	Ps.	29,323	59%	Ps.	27,801	57%	Ps.	26,932	55%
GIMSA		15,074	30		15,944	33		16,948	34
Gruma Centroamérica		3,479	7		3,386	7		3,369	7
Others and eliminations		2,059	4		1,905	3		2,022	4
Total	Ps.	49,935	100%	Ps.	49,036	100%	Ps.	49,271	100%

Share Purchase Transaction with Archer-Daniels-Midland

We entered into an association with Archer-Daniels-Midland in September 1996. Archer-Daniels-Midland is one of the world’s largest agricultural processors and traders.  Through our partnership we improved our position in the U.S. corn flour market and gained an immediate presence in the Mexican wheat flour market. See “Item 7.  Major Shareholders and Related Party Transactions—Transactions with Archer-Daniels-Midland.”  On December 14, 2012, we acquired the stake that Archer-Daniels-Midland owned directly and indirectly in us and certain of our subsidiaries (the “Equity Interests”) through the exercise of a purchase option pursuant to certain rights of first refusal (the “ADM Transaction”), consisting of:

•                  18.81% of the then outstanding shares of Gruma S.A.B. de C.V. and, indirectly, an additional 4.35% of the then outstanding shares of Gruma, S.A.B. de C.V. via the acquisition of 45% of the shares of Valores Azteca, S.A. de C.V. (“Valores Azteca”), a company that at the time of the ADM Transaction owned 9.66% of the shares of Gruma, S.A.B. de C.V.;

•                  3% of the partnership interest of Valores Mundiales and Consorcio Andino, holding companies of the Venezuelan companies, MONACA and DEMASECA, respectively;

•                  40% of the shares of Molinera de Mexico, our former wheat flour business in Mexico; and

•                  100% of the shares of Valley Holding Inc., a company that at the time of the ADM Transaction owned 20% of Azteca Milling, our corn flour business in the United States.

The Equity Interests were acquired from Archer-Daniels-Midland for U.S.$450 million plus a contingent payment of up to U.S.$60 million, which contingent payment is payable only if during the 42 months (ending on June 14, 2016)  following the closing of the ADM Transaction certain conditions are met. See “Item 10.  Additional Information—Material Contracts.” The economic terms of the ADM Transaction were based on the terms contained in the offer made by a third party to Archer-Daniels-Midland for the purchase of the Equity Interests. As a result of the ADM Transaction, Archer-Daniels-Midland no longer holds an ownership interest in us.

Based on a fairness opinion issued by an Independent Expert, as well as the financial analysis conducted by our management, we believe that, at the agreed values for the ADM Transaction, the ADM Transaction will generate a significant economic benefit and substantial creation of value for us because of the higher net income attributable to shareholders that we will obtain due to the increase of our interest in Azteca Milling and Molinera de México.  We believe this benefit will occur regardless of whether we will be required to make the contingent payment.

To fund the ADM Transaction, GRUMA obtained short-term unsecured loan facilities for a total amount of U.S.$400 million with maturities of up to a year (the “Short-Term Facilities”), and used proceeds from Gruma Corporation’s revolving syndicated credit facility with Bank of America, N.A. We refinanced the Short-Term Facilities in 2013. See “Item 5—Operating and Financial Review and Prospects—Indebtedness.”

Capital Expenditures

Our capital expenditure program continues to be primarily focused on our core businesses and markets.  Capital expenditures for 2012, 2013, and 2014 were U.S.$ 181 million, U.S.$110 million and U.S. $129 million, respectively.  During 2012, 2013 and 2014, capital expenditures were applied primarily to production capacity expansions, general manufacturing and technology upgrades in Gruma Corporation and GIMSA. In March 2015, we acquired Azteca Foods Europe, a leading producer of tortillas and other Mexican food-related products in Spain.

We have budgeted approximately U.S.$300 million for capital expenditures in 2015, which we intend to use mainly for production capacity expansions, general manufacturing and technology upgrades, especially in Gruma Corporation, GIMSA and Gruma Asia & Oceania. The 2015 capital expenditures budget includes potential acquisitions.  We anticipate financing these expenditures throughout the year through internally generated funds and debt.

The following table sets forth the aggregate amount of our capital expenditures during the periods indicated.

	Year ended December 31
	2014	2013	2012
	(in millions of U.S. dollars)(1)
Gruma Corporation	$68.8	$73.6	$123.9
GIMSA	25.7	44.2	34.3
Gruma Centroamérica	6.2	3.9	5.3
Others and eliminations	28.1	(11.9)	17.7
Total consolidated	$128.8	$109.8	$181.2

(1)         Amounts in respect of some of the capital expenditures were paid for in currencies other than the U.S. dollar.  As a result, U.S. dollar amounts presented in the table above may not be comparable to data contained elsewhere in this annual report, which is expressed on the basis of the peso/dollar exchange rate as of December 31, 2014, unless otherwise specified.

For more information on capital expenditures for each subsidiary, please see the section entitled “Operations and Capital Expenditures” below.

BUSINESS OVERVIEW

We are a holding company and one of the world’s largest tortilla and corn flour producers.  With leading brands in most of our markets, we have operations in the United States, Mexico, Central America, Europe, Asia, and Oceania.  We are headquartered in San Pedro Garza García, Mexico, and have approximately 18,000 employees and 79 manufacturing facilities. Our shares are publicly traded in Mexico and in the United States of America and listed on the BMV and on the New York Stock Exchange.  We are organized as a sociedad anónima bursátil de capital variable under the laws of Mexico.

We believe we are one of the leading producers of corn flour and tortillas in the United States, and one of the leading producers of corn flour in Mexico. We believe that we are also one of the largest producers of corn flour and tortillas in Central America, one of the largest producers of tortilla and other flatbreads, including pita, naan, chapati, pizza bases and piadina in Europe, Asia and Oceania, and one of the leading producers of corn grits in Europe and the Middle East.

Our focus has been and continues to be the efficient and profitable expansion of our core business—corn flour and tortilla. We pioneered the dry corn flour method of tortilla production, which offers significant opportunities for growth. Using our know-how, we will seek to encourage tortilla and other corn-based products manufacturers in the United States, Mexico, Central America, and elsewhere to use corn flour in the production of tortillas and other corn-based products.

The following table sets forth our consolidated revenues by geographic market for the years ended December 31, 2014, 2013 and 2012.

	2014		2013		2012

United States and Europe	Ps.	29,279	Ps.	27,761	Ps.	26,901
Mexico		15,110		16,111		17,131
Central America		3,479		3,386		3,369
Asia and Oceania		2,068		1,778		1,870
Total	Ps.	49,935	Ps.	49,036	Ps.	49,271

Strategy

Our strategy is to focus on our core business—corn flour and tortilla—as well as to expand our product portfolio towards the flatbreads category in general.  We will continue taking advantage of the increasing popularity of Mexican food and, more importantly, tortillas, in the U.S., European, Asian and Oceanian markets.  We will also continue taking advantage of the adoption of tortillas by the consumers of several regions of the world for the preparation of different recipes other than Mexican food.  Our strategy includes the following key elements:

Expand in the Retail and Food Service Tortilla Markets Where We Currently Have a Presence and to New Regions: We believe that the size and growth of the U.S. retail and food service tortilla markets offer significant opportunities for expansion.

Enter and Expand in the Tortilla and Flatbread Markets in Other Regions of the World: We believe that tortilla and flat-bread markets in other continents such as Europe, Asia and Oceania offer us significant opportunities.  We believe our current operations in Europe will enable us to better serve markets there and in the Middle East.  Our presence in Asia and Oceania will enable us to offer our customers in those regions fresh products and respond more quickly to their needs.

Maintain Gruma Corporation’s MISSION® and GUERRERO® Tortilla Brands as the First and Second National Brands in the United States and to Position our Mission Brand in Other Regions: We intend to achieve this by increasing our efforts at building brand name recognition, and by further expanding and utilizing Gruma Corporation’s distribution network, first in Gruma Corporation’s existing markets, where we believe there is potential for further growth, and second, in regions where Gruma Corporation currently does not have a significant presence but where we believe strong demand for tortillas already exists.

Encourage Transition from the Traditional Cooked-Corn Method to the Dry Corn Flour Method as Well as New Uses for Corn Flour: We pioneered the dry corn flour method for the production of tortilla and other corn-based products.We continue to view the transition from the traditional method to the dry corn flour method of making tortillas and other corn-based products, as the primary opportunity for increased corn flour sales.  We are also working to expand the use of corn flour in the manufacture of different types of products.

Expand and Leverage the Mission Brand Name Globally to Achieve Economies of Scale: We intend to continue to launch the Mission brand name in markets where we have reached critical mass to leverage our premium brand name and consolidate profitability.

Invest in our Core Business and Focus on Optimizing Operational Matters: Recently we have experienced renewed growth in the U.S., European, Asian and Oceanian tortilla markets. We intend to focus our investment program on our core business to enable us to meet future demand, consolidate our leading position in the industry and continue delivering a return to shareholders that is above the cost of capital.

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

In September 1996, we combined our U.S. corn flour milling operations with Archer-Daniels-Midland’s corn flour milling operations into a newly formed limited partnership known as Azteca Milling, in which Gruma Corporation held an 80% interest. As a result of the ADM Transaction, Gruma Corporation now holds a 100% interest in Azteca Milling.  See “Item 4.  Information on the Company—Share Purchase Transaction with Archer-Daniels-Midland.”

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

Principal Products.  Mission Foods manufactures and distributes corn and wheat tortillas and related products (which include tortilla chips) under the MISSION®, GUERRERO® and CALIDAD® brand names in the United States, as well as other minor regional brands.  By continuing to build MISSION® into a strong national brand for the general consumer market, GUERRERO® into a strong Hispanic consumer focused brand and CALIDAD® as our value brand in tortillas and chips, we expect to increase Mission Foods’ market penetration, brand awareness and profitability.  Azteca Milling manufactures and distributes corn flour in the United States under the MASECA® brand, and, to a lesser extent, under our value brand TORTIMASA®.

Sales and Marketing.  Mission Foods serves both retail and food service customers.  In the U.S., retail customers represented approximately 73% of our sales volume in 2014, including supermarkets, mass merchandisers, membership stores and smaller independent stores.  Our food service customers include major chain restaurants, food service distributors, schools, hospitals and the military.  In our European business, approximately half of our tortilla production is allocated to retail sales, and the other half to the food service segment, including quick-service restaurants and food processors.

For the U.S. tortilla market, Mission Foods’ current marketing strategy is to focus on core products and drive organic, profitable, and sustainable growth, while creating a strong value proposition for our consumers through superior consumer knowledge and understanding, excellence in customer service and effective marketing programs. Mission Foods promotes its products primarily through merchandising programs with supermarkets, and, to a lesser extent, joint promotions with other companies’ products that may be complementary to ours as well as radio and television advertising and digital media, targeting both Hispanic and non-Hispanic populations.  We believe these efforts have contributed to greater consumer awareness, and household penetration.  Mission Foods also targets food service companies and works with restaurants, institutions and distributors to address their individual needs and provide them with a full line of products.  Mission Foods continuously attempts to identify new customers and markets for its tortillas and related products in the United States and in Europe.

Azteca Milling distributed approximately 36% of the corn flour it produces to Mission Foods’ plants throughout the United States, Australia and Asia in 2014.  Azteca Milling’s third-party customers consist largely of other tortilla manufacturers, corn chip producers, retail customers and wholesalers.  Azteca Milling sells corn flour in various quantities, ranging from four-pound retail packages to bulk railcar loads.

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

Competition and Market Position.  We believe Mission Foods is one of the leading manufacturers of tortillas and related products throughout the United States and Europe.  We believe the tortilla market is highly fragmented, regional in nature and extremely competitive.  Mission Foods’ main competitors are hundreds of tortilla producers who manufacture locally or regionally and tend to be sole proprietorships.  However, a few competitors have a presence in several U.S. regions such as Olé Mexican Foods, La Tortilla Factory, El Milagro and Reser’s Fine Foods, among others.  In addition, a few large companies have tortilla manufacturing divisions that compete with Mission Foods, for example, Tyson, Bimbo, Hormel Foods, and General Mills.

Competitors within the corn flour milling industry include Minsa, Hari Masa, Bunge, and the corn flour milling divisions of Cargill.  Azteca Milling competes with these corn flour manufacturers in the United States primarily on the basis of superior quality, technical support, customer service and brand recognition.  However, we believe there is great potential for growth by converting tortilla and tortilla chip manufacturers that still use the traditional method to our corn flour method.  We believe Azteca Milling is one of the leading producers of corn flour in the United States.

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

We believe Mission Foods is one of the leading tortilla producers in Europe with the main competitors being Santa Maria, General Mills and Aryzta.  There are a number of more recent players operating in Europe occupying niche positions in tortilla production.

Operations and Capital Expenditures.  Annual total production capacity for Gruma Corporation is estimated at 2.4 million metric tons as of December 31, 2014, with an average utilization of 77.5% in 2014.  The average size of our plants as of December 31, 2014 was approximately 9,480 square meters (about 102,040 square feet).

Capital expenditures for the past three years were U.S.$266 million, and were primarily used for capacity expansions and general manufacturing and technology upgrades.  Capital expenditures for such period were also used for the acquisition in 2012 of Tortilleria Mexicana, a corn related products manufacturer in the Netherlands, for U.S.$2.3 million; the construction of a new tortilla plant in Florida in 2012 and in 2014, we acquired Mexifoods, a leading food company based in Spain, engaged in the production of tortillas and other Mexican food-related products for U.S.$15 million. Additionally, in March 2015, we acquired Azteca Foods Europe, a leading producer of tortillas and other Mexican food-related products in Spain, for approximately EUR 45 million.

Gruma Corporation’s projected capital expenditures for 2015 are expected to be approximately U.S.$150 million, mainly for production capacity expansions and manufacturing and technology upgrades. The 2015 capital expenditures budget includes potential acquisitions.

Mission Foods produces its tortillas and other related products at 29 manufacturing facilities worldwide.  Twenty two of these facilities are located in large population centers throughout the United States and seven are located in Europe.  During 2009, Mission Foods closed three manufacturing facilities located in Las Vegas, Fort Worth and El Paso.  Mission Foods has shifted production to other plants to achieve savings in overhead costs.  Mission Foods will consider reopening the Fort Worth plant should market demands require additional capacity. Outside the United States, Mission Foods has two plants in England, two plants in The Netherlands, one plant in Russia and two plants in Spain.

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

All of the Mission Foods manufacturing facilities worldwide have earned either a superior or excellent category rating from the AIB-GMP (Good Manufacturing Practice) audits.  Most of Mission Foods’ United States plants have earned the BRC or SQF certification.  Our recently built Florida plant achieved BRC Certification last year and the Albuquerque Plant is in the process of getting their SQF Certification this year.

In 2008 Mission Foods started the BRC certification process at four plants in the United States. By 2012, 16 plants had completed the certification process.  Additionally, one of our plants is SQF certified. Our plants in England and The Netherlands are also evaluated by third party organizations such as the AIB, International Food Standards and BRC. Our facility in Russia, which was acquired in July of 2011, operates in compliance with Russian food production laws and is audited by multiple clients. At the end of 2012, our Russian facility successfully completed an ISO 22000 audit for food safety.  The facility is currently working towards HACCP certification.

Azteca Milling produces corn flour at six plants located in Amarillo, Edinburg and Plainview, Texas; Evansville, Indiana; Henderson, Kentucky; and Madera, California.  Gruma Corporation also produces corn flour and corn grits at our plants in Ceggia, Italy; Cherkassy, Ukraine; and Samsun, Turkey.  The majority of our plants are located within important corn growing areas.  Due to Azteca Milling’s manufacturing practices and processes, all six facilities located in the United States have achieved ISO 9002 certification as well as the AIB certification.  Our corn flour plants in Italy and Ukraine have obtained the BRC certification.  Additionally, our corn flour mill in Italy obtained the OHSAS 18001 international workplace safety standards certification, and our corn flour plant in Turkey has obtained the International Featured Standards certification, among others.

Seasonality.  We believe there is no significant seasonality in our products, however certain products tend to experience a slight volume increase during the summer months.  Tortillas and tortilla chips sell year round, with special peaks during the summer, when we increase our promotion and advertising by taking advantage of several holidays and major sporting events.  Tortilla and tortilla chip sales decrease slightly towards the end of the year when many Mexicans go back to Mexico for the holidays.  Sales of corn flour fluctuate seasonally as demand is higher in the fourth quarter during the holidays because of higher demand for corn flour used in certain Mexican foods that are very popular during this time of the year.

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

Wheat flour for the production of wheat tortillas and other types of wheat flatbreads is purchased from third party producers at prices prevailing in the commodities markets.  Mission Foods believes the market for wheat flour is sufficiently large and competitive to ensure that wheat flour will be available at competitive prices to supply our needs.  Contracts for wheat flour supply are made on a short-term basis.

Distribution.  An important element of Mission Foods’ sales growth has been the expansion and improvement of its tortilla distribution network, including a direct-store-delivery system to distribute most of its products, providing national coverage in the United States to the retail grocery channel. Distribution in the United States is mainly through independent distributors most of them working exclusively with Mission Foods.  Depending on the size of the customer, and the category development index / brand development index metrics (“CDI/BDI Metrics”) of the geography, tortillas and other products are generally delivered daily or several times a week.  In parts of the country, for example the Northeast, where CDI/BDI Metrics are low, Mission Foods employs a warehouse distribution method, distributing also refrigerated tortillas.  In keeping with industry practice, Mission Foods generally does not have written sales agreements with its customers. Nevertheless, from time to time, Mission Foods enters into consumer marketing agreements with retailers, in which certain terms on how to market our products are agreed.  Mission Foods has also developed a North American food service distribution network that encompasses all regions in the United States and the majority of provinces in Canada.

The vast majority of corn flour produced by Azteca Milling in the United States is sold to tortilla and tortilla chip manufacturers and is delivered directly from the plants to the customer.  Azteca Milling’s retail customers are primarily serviced by a network of distributors, although a few large retail customers have their corn flour delivered directly to them from the plants.

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

Mexican Operations

Overview

Our largest business in Mexico is the manufacture and sale of corn flour, which we conduct through our subsidiary GIMSA.  Our other subsidiaries engage in the manufacturing and distribution of tortillas and other related products mainly in in northern Mexico, conduct research and development regarding corn flour and tortilla manufacturing equipment, produce machinery for corn flour and tortilla production and construct our corn flour manufacturing facilities.

GIMSA—Corn Flour Operation

Principal Products.  GIMSA produces corn flour in Mexico, which is then used as a raw material in the preparation of tortillas and other corn-based products.  GIMSA also produces other products like corn grits and several types of corn-based products for animal feed.

GIMSA sells corn flour in Mexico mainly under the brand name MASECA®, which is a fine-textured, white corn flour and is a ready-mixed corn flour that becomes dough when water is added.  This corn dough can then be pressed to an appropriate thickness, cut to shape and cooked to produce tortillas and other corn-based products.

GIMSA produces over 50 varieties of corn flour for the manufacture of different food products which are developed to meet the requirements of our different types of customers according to the kind of products they manufacture and markets they serve.

Sales and Marketing.  GIMSA sells packaged corn flour in bulk mainly to tortilla manufacturers and manufacturers of other corn-based products, including corn chips and snacks, which purchase corn flour in 20-kilogram sacks.  Additionally, GIMSA sells corn flour in the retail market in one-kilogram packages.

The following table sets forth GIMSA’s bulk and retail sales volume of corn flour, and other products for the periods indicated.

	2014		2013		2012
	Tons	%	Tons	%	Tons	%
Corn Flour	1,730	96	1,684	95	1,703	95
Bulk	1,486	83	1,443	81	1,517	80
Retail	244	13	241	14	285	15
Other	68	4	96	5	97	5
Total	1,798	100	1,780	100	1,899	100

Retail sales of corn flour are channeled to two distinct markets: urban centers and rural areas.  Sales to urban consumers are made mostly through supermarket chains that use their own distribution networks or through wholesalers who sell the product to smaller grocery stores throughout Mexico.  Sales to rural consumers are made principally through the Mexican government’s social welfare retail chain, a social and distribution program named DICONSA, which consists of a network of small stores which supplies rural areas with basic food products.

Mexico’s tortilla industry is highly fragmented, consisting of approximately 80,000 tortillerías, most of which continue to utilize the wet corn dough method of tortilla production (the traditional method), while some use dry corn flour and some of which mix wet corn dough and dry corn flour in various proportions.

We believe that our corn flour is used by approximately 30,000 of the existing tortillerías to produce tortillas and other corn-based products. We estimate that the traditional method is used to manufacture two thirds of the tortillas produced in Mexico. We estimate that approximately 25% of the corn dough used to produce tortillas in Mexico is made with our corn flour.

GIMSA has embarked on several programs to promote corn flour sales.  The promotional activities GIMSA offers include a  wide range of top-quality products that meet the diverse needs of our customers, as well as, the availability of easy to use equipment designed specifically for small-volume users and individualized training.

During 2014, GIMSA continued its marketing and advertising strategy,  focused on supporting its points of sale to reach the clients directly, and strengthen its distributors.

GIMSA is aware of the dynamism of the Mexican market.  In order to adapt quickly and to anticipate new customers’ needs, GIMSA continued diversifying its sales force in specialized teams to be able to satisfy different types of customers, focusing primarily in increasing product availability and achieving higher market coverage.

We undertake the following ongoing initiatives in an effort to improve operational efficiency, increase consumption of corn flour, and improve on our successful business model to attract new customers:

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

•                  assistance to customers in the development of new operation  methods to reduce costs and increase profitability;

•                  development of tailored marketing promotions to increase consumption in certain customer segments; and

•                  assistance to customers in the development of higher value added products such as tortilla chips, taco shells and enchilada tortillas, reflecting consumption trends.

Competition and Market Position.  In the market of raw materials for producing tortilla and other corn-based products, GIMSA faces competition on three levels: from (i) corn used by tortilla producers to make wet corn dough in their premises; (ii) wet corn dough produced industrially and distributed to tortillerías and manufacturers of other corn-based products; and (iii) from other corn flour producers, such as: Grupo Minsa, Molinos Anáhuac, Hari Masa, Cargill de México, among others. We compete against other corn flour manufacturers on the basis of quality, customer service and geographic coverage.  We believe that GIMSA has certain competitive advantages resulting from its economies of scale, production efficiencies and geographic coverage, which may provide it with opportunities to more effectively source raw materials and reduce transportation costs.

Operations and Capital Expenditures.  GIMSA currently owns 18 corn flour mills, all of which are located throughout Mexico, typically within corn growing regions and close to large tortilla consumption areas.  GIMSA also owns a plant which produces other products like corn grits and several types of corn-based products.  Two of GIMSA’s plants are idle.  The Chalco plant has been inactive since October 1999. GIMSA will consider reopening this plant should market demands require additional capacity.  The other plant is in Celaya, which has been idle since February 2006.  These assets are being depreciated.

Annual total production capacity for GIMSA is estimated at 2.8 million metric tons as of December 31, 2014, with an average utilization of 63% in 2014.  The average size of our plants as of December 31, 2014 was approximately 20,700 square meters (approximately 222,813 square feet).

In recent years, GIMSA’s capital expenditures have been primarily used to upgrade technology, corn flour production processes, maintenance and capacity expansions at certain plants.  From 2012 through 2014, GIMSA spent U.S.$56 million, U.S.$37 million and U.S.$21 million for maintenance, capacity expansions, and technology, respectively.  GIMSA currently projects total capital expenditures during 2015 of approximately U.S.$47 million, which will be used primarily for updating technology and production capacity expansion projects at certain plants.

Each of GIMSA’s corn flour facilities uses proprietary technology developed by our technology and equipment operations.  For more information about our in-house technology and design initiatives, see “Item 4—Information on the Company—Miscellaneous—Technology and Equipment Operations” and “Item 4—Information on the Company—Organizational Structure—INTESA.”

Seasonality.  The demand for corn flour varies slightly with the seasons, with some minor increases during the December holidays.

Raw Materials.  Corn is the principal raw material required for the production of corn flour, and constituted 61% of GIMSA’s cost of sales for 2014.  We purchase corn primarily from Mexican growers and grain elevators, and from world markets usually at international prices.  In 2014, we imported approximately 31% of our corn purchases. Most of our domestic corn purchases are made through ASERCA, a governmental program established and supported by the Mexican Ministry of Agriculture, where contracts with grain growers and elevators are registered once the corn is planted to guarantee price and delivery upon harvest.  Compañía Nacional Almacenadora, S.A. de C.V., a subsidiary of GIMSA, enters into contracts for GIMSA, purchases the corn, and also monitors, selects, handles and ships the corn.

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

Distribution. We have our own sales teams that are capable of servicing all sales channels, which allows us to know and serve our clients’ needs.  GIMSA’s products are distributed mainly through independent transport firms contracted by GIMSA and, to a lesser extent, using our own fleet, depending on the type of client.  Most of GIMSA’s sales are made ex-works at GIMSA’s plants.  With respect to other sales, in particular sales to the Mexican government, large supermarket chains, and snack producers, GIMSA pays the freight cost.

Central American Operations

Overview

In 1972, we entered the Costa Rican market.  Our operations since then have expanded into Guatemala, Honduras, El Salvador and Nicaragua, as well as Ecuador, which we include as part of our Central American operations.

Gruma Centroamérica

Principal Products.  Gruma Centroamérica produces corn flour, and to a lesser extent, tortillas and snacks.  We also cultivate and sell hearts of palm and process and sell rice.  We believe we are one of the largest corn flour producers in the region.  We sell corn flour under the MASECA®, TORTIMASA®, MASARICA®, MINSA® and JUANA® brands.  In Costa Rica, we sell tortillas under the TORTIRICAS® and MISSION® brands.  We operate a Costa Rican snack business which manufactures tortilla chips, potato chips and similar products under the TOSTY®, RUMBA®, BRAVOS® and TRONADITAS® brands.  Hearts of palm are exported to numerous European countries as well as the United States, Canada, Brazil, Argentina, Chile and Mexico.

Sales and Marketing.  80% of Gruma Centroamérica’s sales volume in 2014 derived from the sale of corn flour.

Gruma Centroamérica corn flour bulk sales are oriented predominantly to small tortilla manufacturers through direct delivery and wholesalers.  Supermarkets make up the customer base for retail corn flour.  Bulk sales volume represented approximately 52% and retail sales represented approximately 48% of Gruma Centroamérica’s corn flour sales volume during 2014.

Competition and Market Position.  We believe that we hold a strong leadership position in the corn flour market in Central America based on revenues and sales volume.  We believe that there is significant potential for growth in Central America as corn flour was used in only approximately 18.8% of all tortilla production in 2014; the majority of tortilla manufacturers use the wet corn dough method.  We believe that Gruma is the largest producer of tortillas and snacks in Costa Rica.

Within the corn flour industry, the brands of our main competitors are: Del Comal, Doña Blanca, Selecta, Bachosa, Más Tortilla, Chortimasa, Instamasa and Doñarepa.  However, our key growth opportunity is to convert tortilla manufacturers that still use the traditional method to our corn flour method.

Operations and Capital Expenditures.  We had an annual installed production capacity of 319 thousand tons for corn flour and other products as of December 31, 2014, with an average utilization of approximately 68% during 2014.  We operate one corn flour plant in each of Costa Rica, Honduras, El Salvador, and Guatemala, for a total of four plants throughout the region.  In Costa Rica, we also have one plant producing tortillas, one plant producing snacks, one plant processing hearts of palm and one plant processing rice.  In Nicaragua we have a small tortilla plant, while in Guatemala we have a small plant that produces snacks and in Ecuador we have a small facility which processes hearts of palm.  On average, the size of our plants as of December 31, 2014 was approximately 7,100 square meters (approximately 76,418 square feet).

During 2012, 2013 and 2014 most of our capital expenditures were oriented towards general manufacturing upgrades and production capacity expansions at existing corn flour plants.  Total capital expenditures for the past three fiscal years were approximately U.S.$15.0 million.  Capital expenditures for 2015 are projected to be U.S$8 million, which will be used primarily for general manufacturing and technology upgrades.

Seasonality.  Typically, corn flour sales volume is lower during the first and fourth quarters of the year due to higher corn availability and lower corn prices.

Raw Materials.  Corn is the most important raw material needed in our operations, representing 40% of the cost of sales during 2014, and is obtained primarily from imports from the United States and from local growers.  Price fluctuation and volatility are subject to domestic conditions, such as annual crop results and international conditions.

Discontinued Operations

Molinera de México

In 1996, through our former association with Archer-Daniels-Midland, we entered the wheat milling market in Mexico by acquiring a 60% ownership interest in Archer-Daniels-Midland’s wheat flour operation, Molinera de México, later increasing our ownership interest to 100% through the ADM transaction.  See “Item 5. Operating and Financial Review and Prospects —Acquisitions and Other Significant Events Within our Business Units—Share Purchase Transaction with Archer-Daniels-Midland.”  Molinera de México’s main product is wheat flour, although it also sells wheat bran and other byproducts.  Its wheat flour brands are REPOSADA®, PODEROSA® and SELECTA®, among others.  SELECTA® is the main brand in the retail segment.

On June 10, 2014, we entered into the Wheat Milling Transaction.  As a result of this transaction, we no longer have a participation in the wheat milling industry in Mexico.  See Note 26 A to our audited consolidated financial statements.

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

Additionally, in April of 2006, we entered into a contract for the sale of a stake in MONACA to Rotch Energy Holdings, N.V. (“Rotch”), a controlled entity of our former indirect partner in DEMASECA, Ricardo Fernández Barrueco.  As a result Rotch acquired a 24.14% interest in MONACA, and subsequently pledged its equity interests for the benefit of a Mexican financial institution (the “Rotch Lender”) as security for a loan to a controlled entity of Rotch.  In June of 2010, Rotch defaulted under the loan and the stake in MONACA was sold and assigned to a third investor, whose interest is held by a Mexican company, Valcon Holdings, S.A. de C.V.  Valcon Holdings, S.A. de C.V. is not affiliated with our former indirect partner in DEMASECA, Ricardo Fernández Barrueco.

As a result of the foregoing transactions and the ADM Transaction, we currently own 75.86% of Valores Mundiales and Valcon Holdings, S.A. de C.V. owns the remaining 24.14%.  As of December 31, 2014, Valores Mundiales was the sole registered shareholder of MONACA.  In addition, we own 60% of Consorcio Andino and Valcon Holdings, S.A. de C.V. owns the remaining 40%.  As of December 31, 2014, Consorcio Andino was the sole registered shareholder of DEMASECA.  MONACA and DEMASECA are collectively referred to as “Venezuelan Companies.”

On May 12, 2010, the Venezuelan government published the Expropriation Decree, which announced the forced acquisition of all assets, property and real estate of our subsidiary company in Venezuela, MONACA.  Venezuela has expressed to GRUMA’s representatives that the Expropriation Decree extends to our subsidiary DEMASECA.  In January 22, 2013, the Ministry of Popular Power for Internal Relations issued a resolution (providencia administrativa)  granting the “broadest powers of administration” over MONACA and DEMASECA to special managers (administradores especiales) who had been imposed on those companies since 2009 and 2010, respectively (see below).  This resolution granted the Special Managers the broadest authority in order to safeguard the possession, care, custody, use, and conservation of movable and immovable assets of MONACA and DEMASECA. Accordingly, as of the date of this resolution, the Venezuelan government has had control of MONACA and DEMASECA through the Special Managers, who are neither appointed nor employed by GRUMA or its subsidiaries Valores Mundiales or Consorcio Andino. As a consequence of the resolution and on the date it was published, we concluded that we had lost control of the Venezuelan Companies and ceased the consolidation of the operations of MONACA and DEMASECA in our financial statments as of January 22, 2013 and now report them as a discontinued operation. See “Item 8—Legal Proceedings—Venezuela—Expropriation Proceedings by the Venezuelan Government.”

As of the issuance of this resolution, the role of GRUMA and its subsidiaries Valores Mundiales and Consorcio Andino in the management of MONACA and DEMASECA, is limited to preventing deterioration of the productivity of MONACA and DEMASECA, since now that the Special Managers designated by the Venezuelan government now possess the broadest management authority over these companies in accordance with the Providence.

Miscellaneous—Technology and Equipment Operations

We have developed our own technology operations since our founding.  Since March 2014 our technology and equipment operations have been conducted principally through INTESA, Tecno Maíz, S.A. de C.V., or Tecnomaíz, and Constructora Industrial Agropecuaria, S.A. de C.V., or CIASA. Prior to this date, our technology and equipment operation had been conducted mainly through INTASA.  On March 21, 2014, INTASA was merged into Gruma, S.A.B. de C.V., and ceased to exist. See “Item 4—Information on the Company—Organizational Structure—INTESA.”

The main purpose of INTESA is to provide research and development, equipment, and construction services to the food industry, specifically with respect to tortillas and other corn-based products. Through Tecnomaíz, we also engage in the design, manufacture and commercialization of machines for the production of corn and wheat flour tortillas and tortilla chips, which are sold under the TORTEC® and RODOTEC® trademarks. Through CIASA, we also design and manufacture equipment for corn masa flour such as corn milling machinery, and provide engineering, design and construction services.

We continuously engage in research and development activities that focus on, among other things: increasing the efficiency of our proprietary corn flour and corn/wheat tortilla production technology; maintaining high product quality; developing new and improved products and manufacturing equipment; improving the shelf life of certain corn and wheat products; improving and expanding our information technology system; engineering, plant design and construction and compliance with environmental regulations.  We have obtained 58 patents in the United States since 1968.  20 of these patents are in force and effect in the United States as of December 31, 2014 and the remaining 38 have expired.  We currently have six new patents in process in the United States.  Additionally, nine of our registered patents and design patents are currently in the process of being published in other countries.

We have carried out proprietary technological research and development for corn milling and tortilla production as well as all engineering, plant design and construction principally through INTESA.  We spent Ps.137 million, Ps.145 million and Ps.153 million on research and development in the years ended December 31, 2012, 2013 and 2014.

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

To the extent that this or other similar programs are cancelled by the Mexican government, we may be required to incur additional costs in purchasing corn for our operations.

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

Competition Regulations

The Mexican Economic Competition Law (Ley Federal de Competencia Económica) and the related regulations regulate free markets, antitrust matters, monopolies and monopolistic practices, and require Mexican government approval for certain mergers and acquisitions.  The Mexican Economic Competition Law grants the government the authority to establish price controls for products and services of national interest through Presidential decree.

On May 23, 2014, a new Mexican Economic Competition Law was published in the Mexican Official Gazette (Diario Oficial de la Federación) and became effective on July 7, 2014.  This law was issued in order to implement the recent amendment to article 28 of the Mexican Constitution regarding antitrust matters, whereby the Mexican government was entitled to establish a new Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica, or COFECE), which will have all powers necessary to fulfill its purpose, regulate access to essential facilities, and order any divestiture of assets, rights, ownership interests or shares of economic firms, as necessary to eliminate any anti-competitive effects.  Mergers and acquisitions and other transactions that may restrain trade or that may result in monopolistic or anti-competitive practices or combinations must be approved by the Federal Economic Competition Commission.

The current Mexican Economic Competition Law may potentially limit our business combinations, mergers and acquisitions and may subject us to greater scrutiny in the future; however, we do not believe that this legislation will have a material adverse effect on our business operations.

Anti-Money Laundering Regulations

The Mexican Federal Law to Prevent and Identify Operations with Resources from Illegal Sources (Ley Federal para la Prevención e Identificación de Operaciones con Recursos de Procedencia Ilícita) was published in the Mexican Official Gazette on October 17, 2012, and became effective on July 17, 2013. The purpose of this law is to prevent and detect operations carried out with funds obtained from illicit activities and prohibiting payments using cash for certain types of activities above certain amounts. Under this law, persons carrying out activities that are deemed as “vulnerable” are required to identify their clients and counterparties in such activities, to keep a detailed file in connection therewith, and under certain circumstances to report those activities to the Mexican Authorities. Most of the activities are deemed as “vulnerable” only when they exceed certain thresholds set forth in the law or regulations, and reporting of such activities is generally subject to higher thresholds.  Examples of such regulated activities are: granting of loans, granting credit facilities and guarantees, leasing real estate properties and receive donations, among others. Failure to comply with this law may result in monetary and criminal sanctions. We believe we are currently in compliance in all material respects with this law and we do not believe it will have a material adverse effect on our business operations.

Tax Regulations

The economic package for the 2014 fiscal year resulted in a tax reform. This tax reform was published on December 11, 2013 in the Mexican Official Gazette, and became effective on January 1, 2014. As part of this reform, a new Income Tax Law was enacted, which abrogated the Income Tax Law in effect since 2002.

One of the main changes provided by the new Income Tax Law consists of eliminating the tax consolidation regime in force at that date. As a result, we have the obligation to pay the deferred tax determined at that time during the five-year period starting in 2014.Also a new optional regime was established for company groups and we have decided to opt out of the new regime for the 2015 year.

Other changes introduced in the new Income Tax Law, consist of: (i) eliminating deductions that were previously allowed for related-party payments to certain foreign entities; (ii) establishing limits for exempt benefits in favor of workers; (iii) eliminating deductibility of the social security quotas (Cuotas IMSS) paid by the employer on behalf of the workers; (iv) reducing the limits for deductibility of automobile acquisitions; and (v) introducing a 10% withholding tax over dividends paid to natural persons and foreigners, among others. We believe we are currently in compliance in all material respects with this law and we do not believe it will have a material adverse effect on our business operations.

Energy Regulations

The Electric Industry Law (Ley de la Industria Eléctrica) was published in the Mexican Official Gazette on August 11, 2014, and became effective on August 12, 2014. The purpose of this law is to regulate the energy generation, transmission, distribution and power marketing activities. The Electric Industry Law also provides for a Clean Energy Certificate (CEC) system, under which the Ministry of Energy (Secretaría de Energía) will set a percent threshold for annual clean-to-conventional energy production, and power suppliers and qualified consumers will uphold such threshold by purchasing CECs from clean power generators. We believe we are currently in compliance in all material respects with this law and we do not believe it will have a material adverse effect on our business operations.

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

Acquisitions and Other Significant Events Within Our Business Units

Share Purchase Transaction with Archer-Daniels-Midland

We entered into an association with Archer-Daniels-Midland in September 1996.  On December 14, 2012, we completed a transaction (the “ADM Transaction”) in which we acquired, through the exercise of a purchase option pursuant to certain rights of first refusal, the stake that Archer-Daniels-Midland owned directly and indirectly in us and certain of our subsidiaries (the “Equity Interests”), consisting of:

•                  18.81% of the then outstanding shares of Gruma S.A.B. de C.V. and, indirectly, an additional 4.35% of the then outstanding shares of Gruma, S.A.B. de C.V. via the acquisition of 45% of the shares of Valores Azteca, S.A. de C.V. (“Valores Azteca”), a company that at the time of the ADM Transaction owned 9.66% of the shares of Gruma, S.A.B. de C.V.;

•                  3% of the partnership interest of Valores Mundiales and Consorcio Andino, holding companies of the Venezuelan companies, MONACA and DEMASECA, respectively;

•                  40% of the shares of Molinera de Mexico, our former wheat flour business in Mexico; and

•                  100% of the shares of Valley Holding Inc., a company that at the time of the ADM Transaction owned 20% of Azteca Milling, our corn flour business in the United States.

The Equity Interests were acquired from Archer-Daniels-Midland for US$450 million plus a contingent payment of up to US$60 million.  Such contingent payment is payable only if, during the 42 months following the closing of the ADM Transaction (ending on June 14, 2016), certain conditions are met in connection with (i) an increase in the price of our stock over the closing price of our stock determined for purposes of the ADM Transaction (the “Closing Price”) by the end of the 42-month period; (ii) the difference between the price of our stock established for public offers made by us and the Closing Price; (iii) the acquisition by a strategic investor of 15% or more of our capital stock or (iv) a reduction in the percentage of our shares that are considered to be held by the public at any time, starting from 26%.  We maintain a reserve in the event that any or all of the foregoing contingent payment is made to Archer-Daniels-Midland.  Payment of this contingent amount has been reserved for. See Note 29 to our audited consolidated financial statements. The economic terms of the ADM Transaction were based on the terms contained in the offer made by a third party to Archer-Daniels-Midland for the purchase of the Equity Interests.  As a result of the ADM Transaction, Archer-Daniels-Midland no longer holds an ownership interest in us.

To fund the ADM Transaction, we obtained short-term unsecured loan facilities for a total amount of US$400 million with maturities of up to a year (the “Short-Term Facilities”), and used proceeds from the Gruma Corporation Loan Facility (as defined below).  We refinanced the Short-Term Facilities in 2013.  See “Item 5.  Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness.”

Prior to the closing of the ADM Transaction and obtaining the Short-Term Facilities, our board of directors, with the previous favorable opinion of the Audit Committee and the Corporate Governance Committee based on a fairness opinion issued by an independent expert, approved the exercise by us of the option pursuant to a right of first refusal to acquire the Equity Interests and obtain the required financing.  See “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness.”

Wheat Milling Transaction

On June 10, 2014, we reached an agreement with Trimex for the sale of our wheat flour operations in Mexico.  As a result of this transaction, Trimex acquired all the shares representing Molinera de México’s capital stock owned by us, as well as the assets owned by a subsidiary of GIMSA related to wheat flour production.  This sale was approved by COFECE.  The purchase price for the wheat milling business was Ps.3,678 million and was paid on December 8, 2014.  The proceeds from the Wheat Milling Transaction were used primarily to repay debt.  See Note 26 A to our audited consolidated  financial statements.

Overview of Accounting Presentation

Our audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. We began reporting under IFRS for the year ending December 31, 2011, with an IFRS adoption date of January 1, 2011 and a transition date to IFRS of January 1, 2010.

Note 31 to our audited consolidated financial statements discusses new accounting pronouncements under IFRS that will become effective in 2015 or thereafter. In some cases we are assesing the potencial impact on our financial statements resulting from the application of these new standards.

Effects of Inflation

To determine the existence of hyperinflation, we evaluate the qualitative characteristics of the economic environment of each country, as well as the quantitative characteristics established by IFRS, including an accumulated inflation rate equal or higher than 100% in the past three years.  Pursuant to this analysis, Mexico is not considered to be hyperinflationary, with annual inflation rates of 4.40% in 2010, 3.82% in 2011, 3.57% in 2012, 3.97% in 2013 and 4.08% in 2014.

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

In addition to the above, our net income may be affected by changes in our foreign exchange gain or loss, which may be impacted by significant variations in the peso/dollar exchange rate.  During 2012, 2013 and 2014, we recorded a net foreign exchange loss of Ps.83 million, a gain of Ps.46 million, and a gain of Ps.72 million, respectively.

Accounting Effects of the Wheat Milling Transaction

As disclosed in Notes 2 D and 26 A to our audited consolidated financial statements, in December 2014, we concluded the Wheat Milling Transaction. The total sale price was Ps. 3,678 million and we recognized in income, a net gain from the sale of wheat flour operations in Mexico of Ps. 215 million, as discontinued operations.

The results and cash flows generated by these wheat flour operations in Mexico for the periods presented in our audited consolidated financial statements, for the years ended December 31, 2014, 2013 and 2012, were reported as a discontinued operation.  As indicated by IFRS the presentation as a discontinued operation was applied retrospectively for the periods presented in these financial statements.

Accounting Effects of Deconsolidation of the Venezuelan Companies

As disclosed in Note 26 B to our audited consolidated financial statements, we concluded that we had lost control of the Venezuelan Companies, MONACA and DEMASECA on January 22, 2013. Consequently and as a result of such loss of control, we proceeded with the following:

a)             ceased the consolidation of the financial information of MONACA and DEMASECA starting January 22, 2013 and derecognized the assets and liabilities of these companies from our consolidated balance sheet; for disclosure and presentation purposes, we considered these subsidiaries as a significant segment and therefore, applying the guidelines from IFRS 5, MONACA and DEMASECA are presented as discontinued operations; consequently, the results and cash flows generated by the Venezuelan Companies for the periods presented are reported as discontinued operations;

b)             the amounts recognized in other comprehensive income relating to these companies were reclassified in the year 2013 to the consolidated income statement as part of the results from discontinued operations, considering that MONACA and DEMASECA were disposed of due to the loss of control; and

c)              recognized the investment in MONACA and DEMASECA as a financial asset, classifying it as an available-for-sale financial asset. We classified our investment in these companies as available for sale since management believed that is the appropriate treatment applicable to a non-voluntary disposition of assets and the asset did not fulfill the requirements of classification in another category of financial assets. Following the applicable guidelines and considering that the range of reasonable fair-value estimates was significant and the probabilities of the various estimates within the range could not be reasonably assessed, we recognized this financial asset at its carrying value translated to the functional currency of GRUMA using an exchange rate of Ps.2.9566 per bolivar (Bs.4.3 per dollar), which was effective at the date of the loss of control, and not at its fair value. The investment in MONACA and DEMASECA is subject to impairment tests at the end of each reporting period when there is objective evidence that the financial asset is impaired.

As required by IFRS, we performed impairment tests on the investments in MONACA and DEMASECA to determine a potential recoverable amount using two valuation techniques: 1) an income approach considering estimated future cash flows as a going concern business, discounted at present value using an appropriate discount rate (weighted average cost of capital), and 2) a market approach, such as the public company market multiple method using implied multiples such as earnings before interest, taxes, depreciation and amortization, and revenues of comparable companies adjusted for liquidity, control and disposal expenses. In both cases, the potential recoverable amounts using the income and market approach were higher than the carrying value of these investments and therefore, no impairment adjustment was deemed necessary at December 31, 2014 and 2013. Regarding the calculations to determine the potential recoverable amount, our management does not believe that any reasonably foreseeable change in the key assumptions would cause the carrying value of our investment in MONACA and DEMASECA to materially exceed the potential recoverable amount described above.

For purposes of these calculations, we used the SICAD 1 available exchange rate (Bs.12.00 per dollar as of December 31,2014 and Bs.11.30 per dollar as of December 31, 2013) which is the reference considered by our management for settlement, based on its legal ability to do so. The Venezuelan exchange system, comprising the SICAD, involves different rates at which certain transactions should be executed, including “foreign investments and payment of royalties” for which the reference rate is the Bs.12.00 per dollar. Based on a simulation exercise where a different exchange rate is used for impairment tests, such as the SICAD 2 (Bs. 49.99 per dollar at December 31, 2014), the calculations would result in an impairment loss of Ps.125 million related to our investment in MONACA and DEMASECA.

The historical value of the net investment in MONACA and DEMASECA at January 22, 2013, the date when we ceased the consolidation of the financial information of MONACA and DEMASECA, was Ps.2,914 million and Ps.195 million, respectively. Additionally, at December 31, 2014 certain subsidiaries of GRUMA have accounts receivable with the Venezuelan companies totaling Ps.1,124 million. According to tests performed by us, these receivables are not impaired.

For more information about discontinued operations of the Venezuelan Companies, please see Note 26 B to our audited consolidated financial statements.

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

On January 24, 2014, Exchange Agreement No. 25 became effective, which establishes the cases to which the SICAD 1 exchange rate (Bs.11.30 per dollar) applies for sale of foreign currency transactions. In addition, the agreement also provides that the sale operation of foreign currency, whose clearance has been requested to the Central Bank of Venezuela before the Exchange Agreement No. 25 became effective, will be settled at the exchange rate effective on the date on which such operations were authorized. This Exchange Agreement No.25 resulted in a net foreign exchange loss of Ps.17 million to us in 2014, which was presented as discontinued operations. This exchange loss resulted from certain accounts receivable maintained with the Venezuelan companies as of December 31, 2014 which are expected to be settled at this SICAD 1 exchange rate (Bs.12.00 per dollar as of December 31, 2014).

During 2014, the Venezuelan Government expanded the use of the SICAD rate creating a third currency exchange mechanism called SICAD 2 which may be used by entities for certain transactions. SICAD 2 initiated operations in March 2014, at the time, the bolivar sold for an average of Bs.51.86 per U.S. dollar. The SICAD 2 daily average rate was published by the Central Bank of Venezuela. Based on a simulation exercise where a different exchange rate is used, such as the SICAD 2 (Bs.49.99 per dollar at December 31, 2014) , an additional foreign exchange loss of Ps.65 million will result from certain accounts receivable of the Venezuelan companies.

On February 10, 2015, Exchange Agreement No. 33 published in the Official Gazette of Venezuela, eliminated as of February 12, 2015 the foreign exchange rate SICAD 2 and created a new foreign exchange rate mechanism called SIMADI (Foreign Exchange Marginal System). According to the decree, the foreign exchange rate will be the one freely agreed by the parties involved in transactions for the purchase and sale of dollars in the market. The Central Bank of Venezuela will publish daily on its website the reference foreign exchange rate, corresponding to the weighted average exchange rate of the operations for each day in the markets of: a) trading transactions in local currency for foreign currency operations, and b) trading transactions in local currency for foreign currency securities. The SIMADI foreign exchange rate published on the date on which our consolidated financial statements were authorized, was Bs.171.03 per dollar.

For more information, please see Notes 4, 26 B and 32 to our audited consolidated financial statements.

Critical Accounting Estimates

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

We have identified certain key accounting estimates that are used to determine our financial condition and results of operations. These key accounting estimates often involve complex matters or are based on subjective judgments or decisions that require management to make estimates and assumptions that affect the amounts reported in our financial statements.We have identified below the most critical accounting principles that involve a higher degree of judgement and complexity and that management believes are important to a more complete understanding of our financial position and results of operations.

Additional accounting policies that are also used in the preparation of our audited consolidated financial statements are outlined in the notes thereto included in this annual report.

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

Under IFRS, we are required to test long-lived assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable for property, plant and equipment.  When the carrying amount exceeds the recoverable amount, the difference is accounted for as an impairment loss.  The recoverable amount is the higher of (1) the long-lived asset’s (asset group’s) fair value less costs to sell, representing the amount obtainable from the sale of the long-lived asset (asset group) in an arm’s length transaction between knowledgeable, willing parties less the costs of disposal and (2) the long-lived asset’s (asset group’s) value in use, representing its future cash flows discounted to present value by using a rate that reflects the current assessment of the time value of money and the risks specific to the long-lived asset (asset group) for which the cash flow estimates have not been adjusted.

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

Income Tax

We are subject to income taxes in many jurisdictions. A significant judgment is required in the determination of the global provision for income taxes. There are many transactions and calculations for which the final tax determination is uncertain. Where the final tax result is different from the amounts initially recorded, such differences will have an effect on current income tax and deferred income tax assets and liabilities in the period when the determination is made.

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

Fair Value of Derivatives and Other Financial Instruments

We use derivative financial instruments in the normal course of business, primarily to hedge certain operational and financial risks to which we are exposed, including without limitation: (i) future and options contracts for certain key production requirements like natural gas, heating oil and some raw materials such as corn and wheat, in order to minimize the cash flow variability due to price fluctuations; (ii) interest rate swaps, with the purpose of managing the interest rate risk related to our debt; and (iii) exchange rate contracts (mainly Mexican peso to U.S. dollar or other currencies).

We account for derivative financial instruments used for hedging purposes either as cash-flow hedges or fair value hedges with changes in fair value reported in other comprehensive income and earnings, respectively.  Derivative financial instruments not designated as an accounting hedge are recognized at fair value, with changes in fair value recognized currently in income.

We use our judgment to select from a variety of methods and make assumptions that are mainly based on existing market conditions at the end of each reporting period.  When available, we measure the fair value of the derivatives and other financial instruments based on quoted market prices.  If quoted market prices are not available, we estimate the fair value of derivatives and other financial instruments using industry standard valuation models.  When applicable, these models project future cash flows and discount the future amounts to a present value using market observable inputs, including interest rates and currency rates, among others.  Also included in the determination of the fair value of our liability positions is our own credit risk, which has been classified as an unobservable input.

Many of the factors used in measuring fair value are outside the control of management, and these assumptions and estimates may change in future periods.  Changes in assumptions or estimates may materially affect the fair value measurement of derivatives and other financial instruments.

Employee Benefits

We recognize liabilities in our balance sheet and expenses in our income statement to reflect our obligations related to our post-employment benefits (retirement plan and seniority premium).  The amounts we recognize are determined on an actuarial basis that involves many estimates and accounts for these benefits in accordance with IFRS.

We use estimates in three specific areas that have a significant effect on these amounts: (a) the rate of increase in salaries that we assume we will observe in future years, (b) the discount rate that we use to calculate the present value of our future obligations and the expected returns on plan assets and (c) the expected rate of inflation.  The assumptions we have applied are identified in Note 17 to our audited consolidated financial statements.  These estimates are determined based on actuarial studies performed by independent experts using the projected unit credit method.  The latest actuarial computation was prepared as of December 31, 2014.  We review the estimates each year, and if we change them, our reported expense for post-employment benefits may increase or decrease according to market conditions.

Factors Affecting Financial Condition and Results of Operations

In recent years, our financial condition and results of operations have been and may continue to be significantly influenced by some or all of the following factors:

•                  the level of demand for tortillas and corn flour;

•                  increase or decrease in the Hispanic population in the United States;

•                  increases in Mexican food consumption by the non-Hispanic population in the United States; as well as projected increases in Mexican food consumption and use of tortillas in non-Mexican cuisine as tortillas continue to be assimilated into mainstream cuisine in the United States, Europe, Asia and Oceania, each of which could increase sales;

•                  the effects of government policies on imported and domestic corn prices in Mexico;

•                  the cost and availability of corn and wheat;

•                  the cost of energy and other related products;

•                  our acquisitions, plant expansions and divestitures;

•                  the effect of government initiatives and policies;

•                  the effect from variations of interest rates and exchange rates;

•                  volatility in corn and wheat prices and energy costs;

•                  increased competition from tortilla manufacturers, especially in the United States;

•                  increased competition in the corn flour business;

•                  civil and political unrest, currency devaluation and other governmental economic policies in Venezuela; and

•                  unfavorable general economic conditions in the United States and globally, such as the recession or economic slowdown, which could negatively affect the affordability of and consumer demand for some of our products.

RESULTS OF OPERATIONS

The following table sets forth our consolidated income statement data on an IFRS basis for the years ended December 31, 2014, 2013, and 2012, expressed as a percentage of net sales.  All financial information has been prepared in accordance with IFRS.  For a description of the method, see “Presentation of Financial Information” and “Item 5.  Operating and Financial Review and Prospects—Overview of Accounting Presentation.”

	2014	2013	2012
Income Statement Data
Net sales	100%	100%	100%
Cost of sales	63.2	65.8	68.1
Gross profit	36.8	34.2	31.9
Selling and administrative expenses	24.1	24.3	26.5
Other expenses, net	(0.6)	(0.4)	(0.1)
Operating income	12.1	9.5	5.3
Net comprehensive financing cost	(2.2)	(2.0)	(1.8)
Current and deferred income taxes	2.1	0.4	1.8
Income (loss) from discontinued operations	1.2	(0.3)	1.8
Non-controlling interest	0.3	0.3	1.2
Net income attributable to shareholders	8.6	6.5	2.3

The following table sets forth our net sales and operating income as represented by our principal subsidiaries for 2014, 2013 and 2012.  Net sales and operating income of our subsidiaries PRODISA and INTESA are part of “others and eliminations.” Financial information with respect to GIMSA includes sales of Ps.437 million, Ps.369 million and Ps.473 million in 2012, 2013 and 2014, respectively, in corn flour to Gruma Corporation, PRODISA and Gruma Centroamérica.  Financial information with respect to PRODISA includes sales of Ps.126 million, Ps.117 million and Ps.160 million in 2012, 2013 and 2014, respectively, in tortilla related products mainly to Gruma Corporation.

Financial information with respect to INTESA includes sales of Ps.961 million, Ps.1,031 million and Ps.712 million in 2012, 2013 and 2014, respectively, in technological support to certain subsidiaries of Gruma, S.A.B. de C.V.  In the process of consolidation, all the aforementioned intercompany transactions are eliminated from the financial statements.

			Year Ended December 31,
	2014		2013		2012
	Net Sales	Operating Income	Net Sales	Operating Income	Net Sales	Operating Income
	(in millions of pesos)
Gruma Corporation	Ps. 29,323	Ps. 2,862	Ps. 27,801	Ps. 2,137	Ps. 26,932	Ps. 1,335
GIMSA	15,074	2,129	15,944	2,448	16,948	1,749
Gruma Centroamérica	3,479	232	3,386	183	3,369	(40)
Others and eliminations	2,059	800	1,905	(128)	2,022	(435)
Total	Ps. 49,935	Ps. 6,023	Ps. 49,036	Ps. 4,640	Ps. 49,271	Ps. 2,609

Net Sales by Subsidiary: By major subsidiary, the percentages of consolidated net sales in 2014, 2013 and 2012 were as follows:

	Percentage of Consolidated Net Sales
Subsidiary	2014	2013	2012
Gruma Corporation	59%	57%	55%
GIMSA	30	33	34
Gruma Centroamérica	7	7	7
Others and eliminations	4	3	4

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

Consolidated Results

Sales volume was nearly unchanged at 3,674 thousand tons in 2014 compared with 3,656 thousand tons in 2013.  While sales volume in Gruma Corporation’s U.S. operations and GIMSA grew in their core products, corn flour and tortillas, lower volumes were registered at Gruma Corporation’s European operations in connection with extraordinary sales of corn in the prior period, offsetting the foregoing growth in core products.

Net sales increased by 2% to Ps.49,935 million in 2014 compared with Ps.49,036 million in 2013, due primarily to a favorable Peso depreciation effect at foreign subsidiaries.

Cost of sales decreased by 2% to Ps.31,575 million in 2014 compared with Ps.32,266 million in 2013, due primarily to lower raw material costs and efficiencies arising mostly from rationalization of products and presentations.  Cost of sales as a percentage of net sales decreased to 63.2% in 2014 from 65.8% in 2013, reflecting better performance at all subsidiaries, particularly at Gruma Corporation and GIMSA.

Selling and administrative expenses increased by 1% to Ps. 12,040 million in 2014 compared with Ps.11,937 million in 2013, due primarily to the peso depreciation effect. Selling and administrative expenses as a percentage of net sales decreased to 24.1% from 24.3% in 2013, due primarily to better expense absorption.

Other expenses, net increased by 54% to Ps.297 million in 2014 compared with Ps.193 million in 2013, due primarily to losses on raw material and natural gas hedging and write-off of fixed assets.

Operating income increased by 30% to Ps.6,023 million in 2014 compared with Ps.4,640 million in 2013, and operating margin increased to 12.1% from 9.5% in 2013 due to better operating performance at Gruma Corporation, and to a lesser extent, at Gruma Asia & Oceania.

Net comprehensive financing cost increased by 12% to Ps.1,105 million in 2014, compared with Ps.988 million in 2013.  The increase was due primarily to non-cash charges related to the amortization of debt issuance expenses, mostly from the perpetual bonds called during December 2014, and the increased valuation of the contingent payment to Archer-Daniels-Midland related to the repurchase of GRUMA shares.  Also, during 2014 we had losses on currency derivative instruments related to raw material procurement versus gains in 2013.

Income taxes increased by 442% to Ps.1,060 million in 2014 compared with Ps.195 million in 2013, due primarily in 2013 to the implementation of several initiatives that allowed GRUMA to use tax loss carry-forwards and the conclusion of several fiscal litigation cases. The effective tax rate was 21.5% for 2014 and 5.3% for 2013.

Discontinued operations in 2014 were Ps.599 million, Ps.746 million higher than in 2013 due especially to a gain on the sale of the wheat flour operations and better performance of these operations during the year.  The discontinued operations line item relates mostly to the Venezuelan Companies, Molinera de México and the wheat flour operations at GIMSA.

Shareholders’ net income was Ps.4,287 million in 2014 compared with Ps.3,163 million in 2013, due primarily to better operational performance at most subsidiaries, primarily at Gruma Corporation, and the gain on the sale of the wheat flour operations.

Gruma Corporation

Sales volume was nearly unchanged at 1,653 thousand tons in 2014 compared with 1,651 thousand tons in 2013.  The U.S. operations increased 4%, but were offset by reductions at the European operations due to extraordinary sales of corn during 2013. The increase in the United States was mainly driven by the corn flour business in connection with some corn chip manufacturers’ organic growth, successful retail promotions, new tortilla customers and increased market share.

Net sales increased by 5% to Ps.29,323 million in 2014, compared with Ps.27,801 million in 2013 due primarily to (i) a favorable Peso depreciation effect, (ii) the change in the sales mix away from corn in Europe, a low price product segment and (iii) the change in the sales mix toward higher price products and presentations at the U.S. tortilla operations. These positive effects were partially offset by price reductions at the corn flour business in connection with lower corn costs. Measured in Dollar terms, net sales increased by 1%.

Cost of sales increased by 2% to Ps.18,139 million in 2014 compared with Ps.17,808 million in 2013, due to the Peso depreciation effect.  Measured in Dollar terms, cost of sales decreased by 2% due primarily to lower raw material costs, rationalization of products and presentations, efficiencies in corn inventory handling, among others.  As a percentage of net sales, cost of sales decreased to 61.9% in 2014 from 64.1% in 2013, due primarily to the U.S. tortilla business in connection with (i) a change in the sales mix toward high-margin products (as in the case of wheat tortillas and low-count corn tortilla presentations), (ii) a products and presentations rationalization program, and (iii) lower raw material costs while our product prices were relatively stable.  Our operations in Europe also improved, due primarily to lower raw material and packaging costs and production efficiencies related principally to packaging automation.

Selling and administrative expenses increased by 6% to Ps.8,189 million in 2014 compared with Ps.7,738 million in 2013, due primarily to (i) the Peso depreciation effect, (ii) royalty fees from the U.S. corn flour operations to the holding company related to the MASECA® trademark, which were implemented beginning in 2014, (iii) increasing headcount of the sales team and administrative areas at our operations in Europe, and (iv) the launching of the Mission brand in several countries.  Measured in Dollar terms, selling and administrative expenses increased by 2%.  Selling and administrative expenses as a percentage of net sales increased to 27.9% in 2014 from 27.8% in 2013, due primarily to the foregoing higher expenses coupled with lower expense absorption.

Operating income increased by 34% to Ps.2,862 million in 2014 from Ps.2,137 million in 2013, and operating margin increased to 9.8% from 7.7%, despite higher royalty fees.  Measured in Dollar terms, operating income grew 26%.

GIMSA

Sales volume increased by 1% to 1,798 thousand tons in 2014 compared with 1,780 thousand tons in 2013.  Corn flour sales volume increased 3%, but was offset by lower sales of by-products for animal feed. Corn flour sales volume grew primarily from (i) commercial initiatives, such as changes in the variable compensation structure of the company’s sales team; and (ii) price reductions in connection with lower cost of corn.

Net sales decreased by 5% to Ps.15,074 million in 2014 compared with Ps.15,944 million in 2013, due primarily to price reductions implemented to reflect lower corn cost  and heightened competition.

Cost of sales decreased by 8% to Ps.10,380 million in 2014 compared with Ps.11,319 million in 2013, due primarily to lower corn cost.  As a percentage of net sales, cost of sales decreased to 68.9% in 2014 from 71.0% in 2013. While gross profit per ton was similar to last year, gross margin benefited from the effect of a smaller base of net sales in connection with the foregoing price reduction and from the lower cost of corn.

Selling and administrative expenses increased by 15% to Ps.2,436 million in 2014 compared with Ps.2,114 million in 2013 due primarily to the amortization of royalty fees related to the MASECA® trademark license agreement between the holding company and GIMSA. Selling and administrative expenses as a percentage of net sales increased to 16.2% in 2014 from 13.3% in 2013 due primarily to the foregoing amortization of royalty fees and lower expense absorption resulting from the price reductions.

Operating income decreased by 13% to Ps.2,129 million in the 2014 from Ps.2,448 million in 2013, and operating margin decreased to 14.1% from 15.4%. Most of this effect was related to the amortization of royalty fees.

Gruma Centroamérica

Sales volume increased by 1% to 200 thousand tons in 2014 compared with 198 thousand tons in 2013, due primarily to the launching of new corn flour presentations, and more aggressive promotion of our corn flour flanker brand.

Net sales increased by 3% to Ps.3,479 million in 2014 compared with Ps.3,386 million in 2013, due mainly to higher prices related to higher raw-material costs  (partially offset by depreciation of the Costa Rican Colón) and higher sales volume.

Cost of sales increased by 1% to Ps.2,278 million in 2014 compared with Ps.2,264 million in 2013, due primarily to the aforementioned volume growth.  Cost of sales as a percentage of net sales decreased to 65.5% in 2014 from 66.9% in 2013, due primarily to the foregoing higher prices.

Selling and administrative expenses decreased by 1% to Ps.936 million in 2014 compared with Ps.947 million in 2013, due to depreciation of the Costa Rican Colón.  As a percentage of net sales, selling and administrative expenses decreased to 26.9% in 2014 from 28.0% in 2013, due to better expense absorption related to higher net sales.

Operating income increased by 26% to Ps.232 million in 2014, compared with Ps.183 million in 2013.  Operating margin increased to 6.7% in 2014 from 5.4% in 2013.

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

Consolidated Results

GRUMA’s sales volume declined by 2% to 3,656 thousand metric tons in 2013 compared with 3,731 thousand metric tons in 2012. This decrease was driven mainly by GIMSA.

Net sales decreased by 0.5% to Ps.49,036 million in 2013 compared with Ps.49,271 million in 2012. The increase in net sales at Gruma Corporation was offset mainly by a decrease in net sales at GIMSA. To a lesser extent, net sales declined due to lower net sales at foreign subsidiaries in Peso terms reflecting the average Peso appreciation.

Cost of sales decreased 4% to Ps.32,266 million in 2013 compared with Ps.33,548 million in 2012, due primarily to lower sales volume at GIMSA and lower raw material costs. Cost of sales as a percentage of net sales decreased to 65.8% in 2013 from 68.1% in 2012 due to better performance at all subsidiaries, and particularly at GIMSA and Gruma Corporation.

Selling and administrative expenses decreased by 8% to Ps.11,937 million in 2013 compared with Ps.13,040 million in 2012, due primarily to decreases at GIMSA and Others and Eliminations. Selling and administrative expenses as a percentage of net sales decreased to 24.3% in 2013 from 26.5% in 2012, driven mainly by better expense absorption at Gruma Corporation and lower selling and administrative expenses expenses at most subsidiaries, especially at GIMSA and Other and Eliminations. This resulted from our efforts to optimize marketing and administrative expenses.

Other expenses, net were Ps.193 million in 2013 compared with Ps.73 million in 2012. The increase was primarily due to higher losses from the sale of fixed assets, higher impairment of long-lived assets and losses on derivative financial instruments compared with a gain in 2012.

Operating income increased by 78% to Ps.4,640 million in 2013 compared with Ps.2,609 million in 2012 due to a better operating performance at most subsidiaries, mostly in Gruma Corporation and GIMSA. Operating margin increased to 9.5% from 5.3% in 2012, due primarily to GIMSA and Gruma Corporation.

Net comprehensive financing cost was Ps.988 million in 2013 compared with Ps.880 million in 2012. The increase was due to higher interest expense in connection with higher debt related to GRUMA’s share buy-back in December 2012.

Income taxes decreased 78% to Ps.195 million in 2013 compared with Ps.905 million in 2012 primarily as a result of the implementation of several initiatives that allowed GRUMA to utilize tax loss carry-forwards, as well as tax recoveries from prior years. The effective tax rate was 5.3% in 2013.

Discontinued operations constituted a loss of Ps.147 million in 2013, compared with income of Ps.880 million in 2012. The discontinued operations line item relates mostly to the Venezuelan Companies, Molinera de México and the wheat flour operations at GIMSA.

Shareholders’ net income was Ps.3,163 million in 2013 compared with Ps.1,115 million in 2012 as a result of a better performance at most subsidiaries, specifically in Gruma Corporation and GIMSA, the reduction in taxes and higher share ownership in the U.S. corn flour operations in connection with the ADM Transaction (see “Related Party Transactions—Transactions with Archer-Daniels-Midland”).

Gruma Corporation

Sales volume increased by 3% to 1,651 thousand tons in 2013 compared with 1,596 thousand tons in 2012. This increase was driven by an unusually high level of sales of corn at the European operations and, to a lesser extent, by higher sales at the U.S. corn flour operations.

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

Cost of sales increased by 1% to Ps.17,808 million in 2013 compared with Ps.17,655 million in 2012 due to sales volume growth, which was partially offset by the average Peso appreciation effect. Measured in Dollar terms, cost of sales increased 3%. As a percentage of net sales, cost of sales decreased to 64.1% in 2013 from 65.6% because price increases more than compensated for higher costs (partially as a result of our hedging strategies), and also due to the shift toward high-margin products (as in the case of wheat tortillas) and allowance reduction.

Selling and administrative expenses decreased by 3% to Ps.7,738 million in 2013 compared with Ps.7,997 million in 2012 due mainly to the average Peso appreciation effect. Higher expenses derived from the increase in sales volume and commissions (related to price increases) were more than offset by reductions and changes in personnel, marketing and advertising, and corporate expenses across the board, which reflected our focus on profitability. Measured in Dollar terms, selling and administrative expenses decreased 1%. Selling and administrative expenses as percentage of net sales decreased to 27.8% in 2013 from 29.7% in 2012 reflecting better expense absorption and the foregoing reductions.

Operating income increased by 60% to Ps.2,137 million in 2013 from Ps.1,335 million in 2012, and operating margin increased to 7.7% from 5.0%. Measured in Dollar terms, operating income grew 61%.

GIMSA

Sales volume decreased by 6% to 1,780 thousand tons in 2013 compared with 1,899 thousand tons in 2012. The decrease was a result of tightened credit conditions and lower sales to government channels, among others.

Net sales decreased by 6% to Ps.15,944 million in 2013 compared with Ps.16,948 million in 2012 due to sales volume reduction.

Cost of sales decreased by 10% to Ps.11,319 million in 2013 compared with Ps.12,587 million in 2012 due mainly to the sales volume reduction and lower corn costs. As a percentage of net sales, cost of sales decreased to 71.0% in 2013 from 74.3% in 2012 due to lower corn costs and productivity improvements.

Selling and administrative expenses decreased by 16% to Ps.2,114 million in 2013 compared with Ps.2,530 million in 2012 and as a percentage of net sales decreased to 13.3% in 2013 from 14.9% in 2012 due mainly to reductions in marketing and advertising and, to a lesser extent, lower administrative expenses. These reductions were related to our efforts to enhance value creation. Also, freight expenses were lower as sales volume declined.

Operating income increased by 40% to Ps.2,448 million in 2013 from Ps.1,749 million in 2012, and operating margin increased to 15.4% from 10.3%.

Gruma Centroamérica

Sales volume decreased by 4% to 198 thousand tons in 2013 compared with 207 thousand tons in 2012. The decrease was due mainly to the availability of cheap domestic corn (which motivated some customers to shift to the traditional method of tortilla production) and a tougher competitive environment from new and existing corn flour producers.

Net sales increased by 1% to Ps.3,386 million in 2013 from Ps.3,369 million in 2012 due to price increases and a change in the sales mix towards higher priced products such as snacks, hearts of palm and rice.

Cost of sales decreased by 6% to Ps.2,264 million in 2013 compared with Ps.2,415 million in 2012. This was due to the decline in sales volume, lower raw material costs, production efficiencies and the average Peso appreciation effect during 2013. Cost of sales as a percentage of net sales decreased to 66.9% in 2013 from 71.7% in 2012 due mainly to price increases, allowance reductions, lower raw material costs and, to a lesser extent, production efficiencies.

Selling and administrative expenses decreased by 5% to Ps.947 million in 2013 compared with Ps.994 million in 2012, due to our efforts to reduce expenses, mainly marketing and advertising, as well as to the average Peso appreciation. As a percentage of net sales, selling and administrative expenses decreased to 28.0% in 2013 from 29.5% in 2012 due mainly to expense reductions.

Operating income was Ps.183 million in 2013 compared with a loss of Ps.40 million in 2012. Operating margin increased to 5.4% in 2013 from a negative 1.2% in 2012.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Historically, we have generated and expect to continue to generate positive cash flow from operations.  Cash flow from operations primarily represents inflows from net earnings (adjusted for depreciation and other non-cash items) and outflows from increases in working capital needed to grow our business.  Cash flow used in investing activities represents our investment in property and capital equipment required for our growth, as well as our acquisition activity.  Cash flow from financing activities is primarily related to changes in indebtedness borrowed to grow the business or indebtedness repaid with cash from operations or refinancing transactions as well as dividends paid.

Our principal capital needs are for working capital, capital expenditures related to maintenance, expansion and acquisitions and debt service.  Our ability to fund our capital needs depends on our ongoing ability to generate cash from operations, overall capacity and terms of financing arrangements and our access to the capital markets.  We believe that our future cash from operations together with our access to funds available under such financing arrangements and the capital markets will provide adequate resources to fund our foreseeable operating requirements, capital expenditures, acquisitions and new business development activities.

We fund our liquidity and capital resource requirements, in the ordinary course of business, through a variety of sources, including:

•                  cash generated from operations;

•                  committed and uncommitted short-term and long-term lines of credit;

•                  occasional offerings of medium- and long-term debt; and

•                  sales of our equity securities and those of our subsidiaries and affiliates from time to time.

The following is a summary of the principal sources and uses of cash for the three years ended December 31, 2014, 2013 and 2012.

	2014		2013		2012
	(thousands of Mexican pesos)
Resources provided by (used in):
Operating activities	Ps.	6,730,000	Ps.	6,679,431	Ps.	1,806,136
From continuing operations	6,379,354		6,515,984		1,482,214
From discontinued operations	350,646		163,447		323,922
Investing activities	1,995,588		(1,524,901)		(3,455,629)
From continuing operations	2,071,052		(1,267,076)		(3,189,318)
From discontinued operations	(75,464)		(257,825)		(266,311)
Financing activities	(8,591,246)		(5,112,396)		1,817,675
From continuing operations	(8,586,690)		(5,113,769)		2,085,073
From discontinued operations	(4,556)		1,373		(267,398)

During 2014, net cash generated from operations was Ps.6,730 million after changes in working capital of Ps.980 million, of which Ps.258 million was due to a decrease in accounts receivable, Ps.382 million reflected a decrease in inventory, Ps.110 million reflected a decrease in accounts payable, Ps.1,816 million of income tax paid and Ps.351 million reflected net cash generated by discontinued operations. Net cash used for financing activities during 2014 was Ps.8,591 million, of which Ps.15,650 million reflected payments of debt and Ps.8,838 million of proceeds from borrowings, Ps.1,011 million in cash interest payments, Ps.649 million of dividends paid to our shareholders and Ps.102 million of dividends paid to minority shareholders of GIMSA. Net cash generated for investment activities during 2014 was Ps.1,996 million, primarily attributable to the sale of our wheat flour operations in Mexico for Ps.3,678 million and partially offset by investments applied to general manufacturing upgrades and efficiency improvements in our subsidiaries in the U.S. and Mexico by Ps.1,597 million.  As of December 31, 2014, 2013, and 2012, there were no significant restricted net assets of our consolidated subsidiaries, as defined by Rule 4-08(e)(3) of Regulation S-X.

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

As further described below, Gruma, S.A.B. de C.V. is subject to financial covenants contained in its debt agreements which requires it to maintain certain financial ratios and balances on a consolidated basis, among other limitations.  Gruma Corporation is also subject to financial covenants contained in one of its debt agreements which require it to maintain certain financial ratios and balances on a consolidated basis.  A default under any of our existing debt obligations for borrowed money could result in acceleration of the due dates for payment of the amounts owing thereunder and, in certain cases, in a cross-default under some of our existing credit agreements and the indenture governing our perpetual bonds.  See “Item 10.  Additional Information—Material Contracts.”

We are required to maintain a leverage ratio no greater than 4.0:1, and an interest coverage ratio no lower than 2.5:1.  As of December 31, 2014, Gruma, S.A.B. de C.V.’s leverage ratio was 1.44:1, and the interest coverage ratio was 6.30:1.  The amount of interest that Gruma Corporation pays on its debt may increase if its overall leverage ratio increases above 1.0:1.  See “Item 5.  Operating and Financial Review and Prospects —Indebtedness.” As of December 31, 2014, Gruma Corporation’s leverage ratio was 0.3:1, therefore the applicable interest rate range under the Gruma Corporation Loan Facility is LIBOR + 112.5 bp.

Members of the Primary Shareholder Group may pledge part of their shares in us to secure any future borrowings.  If there is a default and the lenders enforce their rights against any or all of these shares, the Primary Shareholder Group could lose control over us and a change of control could result.  A change of control could trigger a default in some of our credit agreements, which could then trigger a default in our other debt documents.  A change of control could also require us to offer to repurchase other debt, such a default or repurchase obligation could have a material adverse effect upon our business, financial condition, results of operations and prospects.  For more information about this pledge, see “Item 7.  Major Shareholders and Related Party Transactions.”

Our long-term corporate credit rating is rated BBB- by Standard & Poor’s.  Our Foreign Currency Long-Term Issuer Default Rating and our Local Currency Long-Term Issuer Default Rating are rated BBB- by Fitch.  On December 14, 2012, after the announcement of the ADM Transaction and Gruma’s increase in its leverage, Standard & Poor’s confirmed its BB credit rating and the outlook remains stable. On December 17, 2012, Fitch also confirmed its BB rating.  Fitch and Standard & Poor’s upgraded the BB rating to “BB+” on December 11, 2013 and March 4, 2014, respectively.  On November 10, 2014, Fitch upgraded the “BB+” rating to

“BBB-”. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revisions or withdrawals at any time.

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

Indebtedness

Our indebtedness bears interest at fixed and floating rates. As of December 31, 2014, approximately 54.61% of our outstanding indebtedness bore interest at fixed rates and approximately 45.39% bore interest at floating rates, with almost all U.S. dollar and Mexican peso floating-rate indebtedness bearing interest based on LIBOR and TIIE, respectively.  From time to time, we partially hedge both our interest rate exposure and our foreign exchange rate exposure as discussed below.  For more information about our interest rate and foreign exchange rate exposures, see “Item 11.  Quantitative and Qualitative Disclosures About Market Risk.”

As of December 31, 2014, we had total outstanding long-term debt aggregating approximately Ps.9,407 million (approximately U.S.$639 million).  Approximately 92% of our long-term debt at such date was dollar-denominated, and 8% denominated in Mexican Pesos.

4.875% Notes Due 2024

On December 5, 2014, we issued US$400 million aggregate principal amount of 4.875% senior notes due 2024 (the “4.875% Notes due 2024”), which at the time were rated BB+ by Standard & Poor’s Rating Service and BBB- by Fitch Ratings, Ltd. The 4.875% Notes due 2024 mature on December 1, 2024 and have a make-whole redemption option exercisable by us at any time and a redemption option without a make-whole premium exercisable by us at any time beginning on the date that is three months prior to the scheduled maturity of the notes. We used the net proceeds of the issuance of the 4.875% Notes due 2024 primarily to redeem the Perpetual Bonds and repay other long term indebtedness. The indenture governing the 4.875% Notes due 2024 contains covenants including limitations on liens, limitations on sale-leaseback transactions, and limitations on consolidations, mergers and transfers of property. As of December 31, 2014, we have not hedged any interest payments on the 4.875% Notes due 2024. As of December 31, 2014, US$400 million of the 4.875% Notes due 2024 were outstanding.

Perpetual Bonds

On December 3, 2004, Gruma, S.A.B. de C.V. issued U.S.$300 million 7.75% senior unsecured perpetual bonds, which at the time were rated BBB- by Standard & Poor’s and by Fitch.  The bonds had no fixed final maturity date and a call option exercisable by GRUMA at any time beginning five years after the issue date.  We redeemed these bonds in full in December 2014, with a portion of the net proceeds of the issuance of the 4.875% Notes due 2024.

Credit Facilities

On June 16, 2011, we concluded a series of transactions, where we entered into the Syndicated Loan Facility, the Peso Syndicated Loan Facility, the Rabobank Revolving Facility and the 2011 Bancomext Peso Facility (as defined below).  Additionally, on June 20, 2011 we refinanced and extended the Gruma Corporation Loan Facility.  See “Item 5.  Operating and Financial Review and Prospects —Indebtedness” below for a description of our current principal debt instruments.

During the fourth quarter of 2012 we entered into a short term-unsecured loan in an amount of U.S. $300 million with Goldman Sachs and Santander; and Gruma Corporation increased the aggregate commitment under its Revolving Loan Agreement (as defined below) for an additional amount of US $50 million in order to partially fund the ADM Transaction. The additional U.S. $100 million required to fund the ADM Transaction was obtained through a short term-unsecured loan with Banco Inbursa (all together, the “2012 Bridge Loan Facility”).

Rabobank Syndicated Facility

In June 2013, we obtained a 5-year Syndicated Credit Facility for U.S.$220 million with Coöperatieve Centrale Raiffeisen Boerenleenbank B.A., “Rabobank Nederland”, New York Branch, as administrative agent, with an average term of 4.2 years and amortizations starting on December 2014. This facility has an interest rate based on LIBOR plus a spread between 150 and 300 basis points based on our leverage ratio. BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer and Bank of America, N.A., also participated in this facility (the “Rabobank Syndicated Facility”).  The Rabobank Syndicated Facility contains covenants that require us to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1, and to maintain a maximum ratio of total funded debt to EBITDA of not more than 4.75:1 from June 18, 2013 until September 30, 2013; 4.50:1 from October 1, 2013 until September 30, 2014; 4.0:1 from October 1, 2014 until September 30, 2015; and 3.5:1 from October 1, 2015 and thereafter. The Rabobank Syndicated Facility also limits our ability, and our subsidiaries’ ability in certain cases, among other things to, create liens, make certain investments, merge or consolidate with other companies or sell substantially all of our assets, make certain restricted payments, enter into agreements that prohibit the payment of dividends, engage in transactions with affiliates and enter into certain hedging transactions. Additionally, the Rabobank Syndicated Facility limits our subsidiaries’ ability to guarantee additional indebtedness and to incur additional indebtedness under certain circumstances.  As of December 31, 2014, U.S.$209 million was outstanding under the Rabobank Syndicated Facility.

Inbursa Peso Syndicated Facility

In June 2013,we obtained a 5-year Syndicated Credit Facility for Ps.2,300 million with Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, as administrative agent, with an average term of 4.2 years and amortizations starting on December 2014. The facility has an interest rate of 91-day TIIE plus a spread between 162.5 and 262.5 basis points based on our leverage ratio. Banco Nacional de Comercio Exterior, S.N.C., Banca de Desarrollo and HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, also participated in this facility (the “Inbursa Peso Syndicated Facility”). The Inbursa Peso Syndicated Facility contains covenants that require us to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1, and to maintain a maximum ratio of total funded debt to EBITDA of not more than 4.75:1 from June 12, 2013 until September 30, 2013; 4.50:1 from October 1, 2013 until September 30, 2014; 4.0:1 from October 1, 2014 until September 30, 2015; and 3.5:1 from October 1, 2015 and thereafter. This facility also limits our ability, and our subsidiaries’ ability in certain cases, among other things to, create liens, make certain investments; merge or consolidate with other companies or sell substantially all of our assets, make certain restricted payments, enter into agreements that prohibit the payment of dividends, engage in transactions with affiliates and enter into certain hedging transactions. Aditionally, the Inbursa Peso Syndicated Facility limits our subsidiaries’ ability to guarantee certain additional indebtedness and to incur additional indebtedness under certain circumstances.  On December 15, 2014, we repaid the Inbursa Peso Syndicated Facility in full.

The proceeds of this transaction as well as proceeds from the Rabobank Syndicated Facility were applied to make the partial payment on the 2012 Bridge Loan Facilty for the amount of U.S.$400 million. The remaining U.S.$50 million corresponds to the increase in the Gruma Corporation Loan Facility which remains outstanding.

Gruma Corporation Loan Facility

In October 2006, Gruma Corporation entered into a U.S.$100 million 5-year revolving credit facility with a syndicate of financial institutions, which was refinanced and extended to U.S.$200 million for an additional 5-year term on June 20, 2011, (the “Gruma Corporation Loan Facility”).  The facility, as refinanced in 2011, has an interest rate based on LIBOR plus a spread of 1.375% to 2% that fluctuates in relation to Gruma Corporations’ leverage and contains less restrictive provisions than those in the facility replaced.  In November, 2012 we increased the aggregate commitment under this facility up to the maximum permitted amount of US $250,000,000.  The additional US $50,000,000 were used by Gruma Corporation to cover part of the purchase price under the ADM Transaction, specifically the purchase of ADM’s stake in Azteca Milling. This facility contains covenants that limit Gruma Corporation’s ability to merge or consolidate, and require it to maintain a ratio of total funded debt to consolidated EBITDA of not more than 3.0:1.  In addition, this facility limits Gruma Corporation’s, and certain of its subsidiaries’ ability, among other things, to create liens; make certain investments; make certain restricted payments; enter into any agreements that prohibit the payment of dividends; and engage in transactions with affiliates.  This facility also limits Gruma Corporation’s subsidiaries’ ability to incur additional debt.  On November 24, 2014, the maturity was extended from June 2016 to November 2019 and the interest rates were reduced 25 basis points for a total all-in rate of LIBOR plus a spread between 112.5 and 175 basis points, depending on the leverage of the company. The Gruma Corporation Loan Facility was available with no outstanding balance as of December 31, 2014.

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

On March 22, 2011 we obtained a U.S.$225 million, five-year senior credit facility through a syndicate of banks (the “Syndicated Loan Facility”).  The Syndicated Loan Facility consists of a term loan (“Term Loan Facility”) and a revolving loan facility (the “Revolving Loan Facility”).  Prior to the execution of the 2012 Bridge Loan Facility mentioned above, the permitted leverage ratio established under the Syndicated Loan Facility was increased, and the interest rate grid was also modified, among other revisions made through the execution of an amendment dated December 3, 2012. After such amendment, the interest rate for the Term Loan Facility and for the Revolving Loan Facility is either (i) LIBOR or (ii) an interest rate determined by the administrative agent based on its “prime rate” or the federal funds rate, respectively, plus, in either case, (a) 3.00% if our ratio of total funded debt to EBITDA (the “Maximum Leverage Ratio”) is greater than or equal to 4.5x, (b) 2.75% if our Maximum Leverage Ratio is greater than or equal to 4.0x and less than 4.5x, (c) 2.50% if our Maximum Leverage Ratio is greater than or equal to 3.5x and less than 4.0x; (d) 2.25% if our Maximum Leverage Ratio is greater than or equal to 3.0x and less than 3.5x; (e) 2.00% if our Maximum Leverage Ratio is greater than or equal to 2.5x and less than 3.0x; (f) 1.75% if our Maximum Leverage Ratio is greater than or equal to 2.0x and less than 2.5x; and (g) 1.50% if our Maximum Leverage Ratio is less than 2.0x.  The Syndicated Loan Facility (as amended) contains covenants that require us to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1, and a Maximum Leverage Ratio of not more than 4.75:1 from December 4, 2012 until September 30, 2013; 4.50:1 from October 1, 2013 until September 30, 2014; 4.0:1 from October 1, 2014 until September 30, 2015; and 3.5:1 from October 1, 2015 and thereafter.  The Syndicated Loan Facility (as amended) also limits our ability, and our subsidiaries’ ability in certain cases, among other things, to: create liens; make certain investments or other restricted payments; merge or consolidate with other companies or sell substantially all of our assets; and enter into certain hedging transactions.  Additionally, the Syndicated Loan Facility (as amended) limits our subsidiaries’ ability to guarantee additional indebtedness issued by us and to incur additional indebtedness under certain circumstances.  On December 12, 2014, we repaid the Term Loan Facility in full. The Revolving Loan Facility was available with no outstanding balance as of December 31, 2014.

Peso Syndicated Loan Facility

On June 15, 2011 we obtained a Ps.1,200 million, seven-year senior credit facility through a syndicate of banks (the “Peso Syndicated Loan Facility”).  The Peso Syndicated Loan Facility consists of a term loan maturing in June 2018 with yearly principal amortizations beginning in December 2015. Prior to the execution of the 2012 Bridge Loan Facility mentioned above, the permitted leverage ratio established under the Peso Syndicated Loan Facility was increased, and the interest rate grid was also modified, among other revisions made through the execution of an amendment dated December 3, 2012. After such amendment, the interest rate payable under the Peso Syndicated Loan Facility is the 91-day TIIE plus a spread between 137.5 and 262.5 basis points based on our ratio of total funded debt to EBITDA.  The Peso Syndicated Loan Facility (as amended) contains covenants that require us to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1, and to maintain a Maximum ratio of total funded debt to EBITDA of not more than 4.75:1 from December 4, 2012 until September 30, 2013; 4.50:1 from October 1, 2013 until September 30, 2014; 4.0:1 from October 1, 2014 until September 30, 2015; and 3.5:1 from October 1, 2015 and thereafter. The Peso Syndicated Loan Facility (as amended) also limits our ability, and our subsidiaries’ ability in certain cases, among other things, to: create liens; make certain investments or other restricted payments; merge or consolidate with other companies or sell substantially all of our assets; and enter into certain hedging transactions.  Additionally, the Peso Syndicated Loan Facility (as amended) limits our subsidiaries’ ability to guarantee additional indebtedness issued by us and to incur additional indebtedness under certain circumstances.  As of December 31, 2014, Ps.800 million was outstanding under the Peso Syndicated Loan Facility.

Rabobank Revolving Facility

On June 15, 2011 we obtained a U.S.$50 million, five-year senior credit facility from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (the “Rabobank Revolving Facility”). On June 28, 2012, this facility was increased by U.S.$50 million to a total principal amount of U.S. $100 million.  Also, prior to the execution of the 2012 Bridge Loan Facility, the permitted leverage ratio established under the Rabobank Revolving Facility was increased, and the interest rate grid was modified, among other revisions made through the execution of an amendment dated November 29, 2012. After such amendments, the Rabobank Revolving Facility consists of a revolving loan facility, at an interest rate of LIBOR plus (a) 3.00% if our ratio of total funded debt to EBITDA is greater than or equal to 4.5x, (b) 2.75% if our Maximum Leverage Ratio is greater than or equal to 4.0x and less than 4.5x, (c) 2.50% if our Maximum Leverage Ratio is greater than or equal to 3.5x and less than 4.0x; (d) 2.25% if our Maximum Leverage Ratio is greater than or equal to 3.0x and less than 3.5x; (e) 2.00% if our Maximum Leverage Ratio is greater than or equal to 2.5x and less than 3.0x; (f) 1.75% if our Maximum Leverage Ratio is greater than or equal to 2.0x and less than 2.5x; and (g) 1.50% if our Maximum Leverage Ratio is less than 2.0x.  The Rabobank Revolving Facility (as amended) contains covenants that require us to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1, and a Maximum Leverage Ratio of not more than 4.75:1 from November 29, 2012 until September 30, 2013; 4.50:1 from October 1, 2013 until September 30, 2014; 4.0:1 from October 1, 2014 until September 30, 2015; and 3.5:1 from October 1, 2015 and thereafter. The Rabobank Revolving Facility (as amended) also limits our ability, and our subsidiaries’ ability in certain cases, among other things, to: create liens; make certain investments or other restricted payments; merge or consolidate with other companies or sell substantially all of our assets; and enter into certain hedging transactions.  Additionally, the Rabobank Revolving Facility (as amended) limits our subsidiaries’ ability to guarantee additional indebtedness issued by us and to incur additional indebtedness under certain circumstances.  The Rabobank Revolving Facility was available with no outstanding balance as of December 31, 2014.

2011 Bancomext Peso Facility

On June 16, 2011 we obtained a Ps.600 million, seven-year senior credit facility from Bancomext (Banco Nacional de Comercio Exterior) (the “2011 Bancomext Peso Facility”).  Prior to the execution of the 2012 Bridge Loan Facility mentioned above, the permitted leverage ratio established under the 2011 Bancomext Peso Facility was increased, and the interest rate grid was modified, among other revisions made through the execution of an amendment dated December 7, 2012. After such amendment, the 2011 Bancomext Peso Facility consists of a term loan maturing in June 2018 at an interest rate of 91-day TIIE plus a spread between 137.5 and 262.5 basis points based on our ratio of total funded debt to EBITDA.  The 2011 Bancomext Peso Facility contains a covenant that requires us to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1 as well as a covenant that requires us to maintain a maximum ratio of total funded debt to EBITDA of not more than 4.75:1 from December 8, 2012 until September 30, 2013; 4.50:1 from October 1, 2013 until September 30, 2014; 4.0:1 from October 1, 2014 until September 30, 2015; and 3.5:1 from October 1, 2015 and thereafter.  The 2011 Bancomext Peso Facility also limits our ability, and our subsidiaries’ ability in certain cases to create liens.

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

We repaid the 2011 Bancomext Peso Facility in full in September 2014.

Other Information

Our credit agreements currently in force and mentioned above contain event of default provisions, which include: (i) non-payment default regarding principal or interests; (ii) cross default and cross acceleration in connection with any of our other indebtedness; (iii) affirmative and negative covenants default; (iv) declaration or request of bankruptcy, liquidation or proceedings seeking concurso mercantil; (v) delivery of false or incorrect material information; and (vi) change of control provisions. The foregoing events of default are applicable pursuant to the terms and conditions set forth in such credit agreements, including without limitation certain exceptions and baskets and cure periods. For further details please review the text of our credit agreements filed as exhibits hereto. Please See “Item 19 — Exhibits”.

As of December 31, 2014 we were in compliance with all of the covenants and obligations under our existing debt agreements.

As of December 31, 2014, we had committed lines of credit for the amount of U.S.$425 million from banks in Mexico and the United States of which we had no outstanding balance as of that date.

As of December 31, 2014, we had total cash and cash equivalents of Ps.1,465 million.

The following table presents our amortization requirements with respect to our total indebtedness as of December 31, 2014.

Year	In Millions of U.S. Dollars
2015	$97.64
2016	$42.95
2017	$69.74
2018	$126.44
2019 and thereafter	$400.00
Total	$736.77

The following table sets forth our ratios of consolidated debt to total capitalization (i.e., consolidated debt plus total stockholders’ equity) and consolidated liabilities to total stockholders’ equity as of the dates indicated.  For purposes of these ratios, consolidated debt includes short-term debt.

Date	Ratio of Consolidated Debt to Total Capitalization	Ratio of Consolidated Liabilities to Total Stockholders’ Equity
December 31, 2012	0.58	2.45
December 31, 2013	0.53	1.95
December 31, 2014	0.37	1.25

Capital Expenditures

Our capital expenditure program continues to be primarily focused on our core businesses and markets.  Capital expenditures for 2012, 2013, 2014 were U.S.$181 million, U.S.$110 million and U.S.$129 million, respectively.  During 2012, 2013 and 2014, capital expenditures were applied primarily to production capacity expansions, general manufacturing and technology upgrades in Gruma Corporation and GIMSA. In March 2015, we acquired Azteca Foods Europe, a leading producer of tortillas and other Mexican food-related products in Spain.

We have budgeted approximately U.S.$300 million for capital expenditures in 2015, which we intend to use mainly for production capacity expansions, general manufacturing and technology upgrades, especially in Gruma Corporation, GIMSA and Gruma Asia & Oceania. The 2015 capital expenditures budget includes potential acquisitions. We anticipate financing these expenditures throughout the year through internally generated funds and debt.

Concentration of Credit Risk

Our regular operations expose us to potential defaults when our customers and counterparties are unable to comply with their financial or other commitments.  We seek to mitigate this risk by entering into transactions with a diverse pool of counterparties.  However, we continue to remain subject to unexpected third party financial failures that could disrupt our operations.

We are also exposed to risk in connection with our cash management activities and temporary investments, and any disruption that affects our financial intermediaries could also adversely affect our operations.

Our exposure to risk due to trade receivables is limited given the large number of our customers located in different parts of Mexico, the United States, Central America, Europe, Asia and Oceania. However, we still maintain allowances for doubtful accounts.

The severe political and economic situation in Venezuela presents a risk to our discontinued operations that we cannot control and that cannot be accurately measured or estimated.  The Venezuelan government devalued its currency and established a two tier exchange structure on January 11, 2010.  Pursuant to Exchange Agreement No.14, the exchange rate of the Venezuelan bolivar (“Bs.”) was devalued from Bs.2.15 to each U.S. dollar to Bs.4.30 for non-essential goods and services and to Bs.2.60 for essential goods.  However, effective January 4, 2011, the fixed exchange rate became 4.30 bolivars for all goods and services. On February 8, 2013, the National Executive, through the Central Bank of Venezuela and the Ministry of Popular Power for Planning and Finance, amended the Exchange Agreement to the effect that an exchange rate of 6.30 bolivars per U.S. dollar is applicable to all operations conducted in foreign currency effective as of February 9, 2013.

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

On January 24, 2014, Exchange Agreement No. 25 became effective, which establishes the cases to which the SICAD 1 exchange rate (Bs.11.30 per dollar) applies for sale of foreign currency transactions. In addition, the agreement also provides that the sale operation of foreign currency, whose clearance has been requested to the Central Bank of Venezuela before the Exchange Agreement No. 25 became effective, will be settled at the exchange rate effective on the date on which such operations were authorized. This Exchange Agreement No. 25 resulted in a net foreign exchange loss of Ps.17 million to us in 2014, which was presented as discontinued operations. This exchange loss resulted from certain accounts receivable maintained with the Venezuelan companies which are expected to be settled at this SICAD 1 exchange rate (Bs.12.00 per dollar as of December 31, 2014).

During 2014, the Venezuelan Government expanded the use of SICAD rate creating a third currency exchange mechanism called SICAD 2 which may be used by entities for certain transactions. SICAD 2 initiated operations in March 2014, at the time, the bolivar sold for an average of Bs.51.86 per U.S. dollar. The SICAD 2 daily average rate was published by the Central Bank of Venezuela. Based on a simulation exercise where a different exchange rate is used, such as the SICAD 2 (Bs.49.99 per dollar at December 31, 2014) , an additional foreign exchange loss of Ps.65 million will result from certain accounts receivable of the Venezuelan companies.

On February 10, 2015, Exchange Agreement No. 33 published in the Official Gazette of Venezuela, eliminated as of February 12, 2015 the foreign exchange rate SICAD 2 and created a new foreign exchange rate mechanism called SIMADI (Foreign Exchange Marginal System). According to the decree, the foreign exchange rate will be the one freely agreed by the parties involved in transactions for the purchase and sale of dollars in the market. The Central Bank of Venezuela will publish daily on its website the reference foreign exchange rate, corresponding to the weighted average exchange rate of the operations for each day in the markets of: a) trading transactions in local currency for foreign currency operations, and b) trading transactions in local currency for foreign currency securities. The SIMADI foreign exchange rate published on the date on which our consolidated financial statements were authorized, was Bs.171.03 per dollar.

On May 12, 2010, the Venezuelan goverrnment published in the Expropriation Decree, which announced the forced acquisition of all goods, movables and real estate of MONACA. The Venezuelan government has expressed to our representatives that the Expropriation Decree extends to DEMASECA. On January 22, 2013, the Ministry of Popular Power for Internal Relations published a Providence designating Special Managers with the power to run MONACA and DEMASECA. As a consequence, we determined that we lost control of the Venezuelan Companies as of that date. We deconsolidated the Venezuelan Companies as of January 22, 2013 and report it as a discontinued operation.

From time to time, we enter into currency and other derivative transactions that cover varying periods of time and have varying pricing provisions.  Our credit exposure on derivatives contracts is primarily to professional counterparties in the financial sector, arising from transactions with banks, investment banks and other financial institutions.  As of December 31, 2014, we had no open foreign exchange derivative transactions. As of March 31, 2015, we had foreign exchange derivatives transactions in effect for a nominal amount of U.S.$ $201.9 million.  See “Item 11.  Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Rate Risk.”

Market Risk

Market risk is the risk of loss generated by fluctuations in market prices such as commodities, interest rates and foreign exchange rates.  These are the main market risks to which we are exposed.

We entered into short-term hedge transactions through commodity futures and options to hedge a portion of our requirements and as of December 31, 2014, 2013 and 2012 these financial instruments that qualify as hedge accounting represented an unfavorable effect of Ps.25.1 million and Ps.71.5 million in 2014 and 2013, respectively, and a favorable effect of Ps.119.3 million in 2012. Also, we had open positions in financial instruments for corn, natural gas and fuel that did not qualify as hedge accounting for the years ended December 31, 2014 and 2012 generated a favorable effect of Ps.45.5 and Ps.17.1 million, respectively.

During 2014, we entered into forward transactions in order to hedge the Mexican peso to U.S. dollar foreign exchange rate risk related to the price of the corn purchases for the summer and winter corn harvests in Mexico. These foreign exchange derivative instruments did not qualify for hedging accounting. As of December 31, 2014, we had no open foreign exchange derivative transactions.

See “Item 11.  Quantitative and Qualitative Disclosures About Market Risk.”

RESEARCH AND DEVELOPMENT

We have developed our own technology operations since our founding.  Since March 2014 our technology and equipment operations have been conducted principally through INTESA, Tecno Maíz, S.A. de C.V., or Tecnomaíz, and Constructora Industrial Agropecuaria, S.A. de C.V., or CIASA. Prior to this date, our technology and equipment operation had been conducted mainly through INTASA.  On March 21, 2014, INTASA was merged into Gruma, S.A.B. de C.V., and ceased to exist. See “Item 4—Information on the Company—Organizational Structure—INTESA.”

The main purpose of INTESA is to provide research and development, equipment, and construction services to the food industry, specifically with respect to tortillas and other corn-based products. Through Tecnomaíz, we also engage in the design, manufacture and commercialization of machines for the production of corn and wheat flour tortillas and tortilla chips, which are sold under the TORTEC® and RODOTEC® trademarks. Through CIASA, we also design and manufacture equipment for corn masa flour such as corn milling machinery, and provide engineering, design and construction services.

We continuously engage in research and development activities that focus on, among other things: increasing the efficiency of our proprietary corn flour and corn/wheat tortilla production technology; maintaining high product quality; developing new and improved products and manufacturing equipment; improving the shelf life of certain corn and wheat products; improving and expanding our information technology system; engineering, plant design and construction and compliance with environmental regulations.  We have obtained 58 patents in the United States since 1968.  20 of these patents are in force and effect in the United States as of December 31, 2014 and the remaining 38 have expired.  We currently have six new patents in process in the United States.  Additionally, nine of our registered patents and design patents are currently in the process of being published in other countries.

We have carried out proprietary technological research and development for corn milling and tortilla production as well as all engineering, plant design and construction principally through INTESA.  We spent Ps.137 million, Ps.145 million and Ps.153 million on research and development in the years ended December 31, 2012, 2013 and 2014.

TREND INFORMATION

Our financial results will likely continue to be influenced by factors such as changes in the level of consumer demand for tortillas and corn flour, government policies regarding the Mexican tortilla and corn flour industry, and the cost of corn and wheat.  In addition, we expect our financial results in 2014 to be influenced by:

•                  volatility in corn and wheat prices;

•                  increased competition from tortilla manufacturers, especially in the United States;

•                  increase or decrease in the Hispanic population in the United States;

•                  increases in Mexican food consumption by the non-Hispanic population in the United States; as well as projected increases in Mexican food consumption and use of tortillas in non-Mexican cuisine as tortillas continue to be assimilated into mainstream cuisine in the United States, Europe, Asia and Oceania, each of which could increase sales;

•                  volatility in energy costs;

•                  increased competition in the corn flour business;

•                  exchange rate fluctuations;

•                  civil and political unrest, currency devaluation and other governmental economic policies in Venezuela; and

•                  unfavorable general economic conditions in the United States and globally, such as the recession or economic slowdown, which could negatively affect the affordability of and consumer demand for some of our products.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2014 we do not have any outstanding off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

We have commitments under certain firm contractual arrangements to make future payments for goods and services.  These firm commitments secure the future rights to various assets to be used in the normal course of operations.  For example, we are contractually committed to making certain minimum lease payments for the use of property under operating lease agreements.  The following table summarizes separately our material firm commitments at December 31, 2014 and the timing and effect that such obligations are expected to have on our liquidity and cash flow in future periods.  In addition, the table reflects the timing of principal and interest payments on outstanding debt, which is discussed in “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.” We expect to fund the firm commitments with operating cash flow generated in the normal course of business. We may be liable for a contingent payment to ADM upon the occurrence of certain events pursuant to the terms of the relevant agreements. See Note 29 to our audited consolidated financial statements.

Contractual Obligations and Commercial Commitments	Total	Less than 1 Year	From 1 to 3 Years	From 3 to 5 Years	Over 5 Years
	(in millions of U.S. dollars)
Long-term debt obligations	638.3	—	111.9	126.4	400.0
Operating lease obligations(1)	134.1	39.8	53.5	22.4	18.4
Finance lease obligations	1.3	0.6	0.7	—	—
Purchase obligations(2)	554.0	554.0	—	—	—
Interest payments on our indebtedness (3)	132.8	26.3	47.0	40.0	19.5
Other liabilities(4)	97.1	97.1	—	—	—
Total	1,557.6	717.8	213.1	188.8	437.9
Total in millions of peso equivalent amounts	22,924.8	10,564.6	3,136.4	2,778.8	6,445.0

(1)    Operating lease obligations primarily relate to minimum lease rental obligations for our real estate and operating equipment in various locations.

(2) Purchase obligations relate to our minimum commitments to purchase commodities, raw materials, machinery and equipment.

(3) In the determination of our future estimated interest payments on our floating rate denominated debt, we used the interest rates in effect as of December 31, 2014.

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

The board of directors, which was elected at the Ordinary General Shareholders’ Meeting held on April 24, 2015, currently consists of 11 directors, with each director having a corresponding alternate director; six of our directors are independent within the meaning of the Mexican Securities Law. At said meeting, Mr. Juan A. González Moreno was ratified as Chairman of our board of directors and Mr. Carlos Hank Gonzalez was ratified as Vice Chairman.  The following table sets forth the current members of our board of directors, their ages, years of service, principal occupations, outside directorships, other business activities and experience, their directorship classifications as defined in the Code of Best Corporate Practices issued by a committee formed by the Consejo Coordinador Empresarial, or Mexican Entrepreneur Coordinating Board, and their alternates. The terms of their directorships are for one year or for up to thirty additional days if no designation of their substitute has been made or if the substitute has not taken office.

Juan A. González Moreno	Age:	57
	Years as Director:	21
	Principal Occupation:	Chairman of the Board and Chief Executive Officer of GRUMA and GIMSA
	Outside Directorships:	Director of Grupo Financiero Banorte, Banco Mercantil del Norte, Fundación Gruma, Consejo Mexicano de Hombres de Negocios, Fondo de Agua Metropolitano de Monterrey, Museo del Acero and Red Ambiental
Business Experience:

Several positions in GRUMA, including Chief Executive Officer of Special Projects of Gruma Corporation, President of Azteca Milling, Vice President of Central and Eastern Regions of Mission Foods, President and Vice President of Sales of Azteca Milling, Chief Executive Officer of Gruma Asia & Oceania

	Directorship Type:	Shareholder, Related
	Alternate:	Raúl Cavazos Morales

Carlos Hank González	Age:	43
	Years as Director:	2
	Principal Occupation:	Chairman of the Board of Grupo Financiero Banorte, Vice Chairman of the Board of GRUMA and Chief Executive Officer of Grupo Hermes
	Outside Directorships:	Director of Grupo Hermes, Bolsa Mexicana de Valores and Chairman of the Board of Cerrey
	Business Experience:	Chief Executive Officer of Casa de Bolsa Interacciones, Banco Interacciones and Automotriz Hermer
	Directorship Type:	Shareholder, Related
	Alternate:	Graciela González Moreno

Homero Huerta Moreno	Age:	52
	Years as Director:	2
	Principal Occupation:	Chief Administrative Officer
	Outside Directorships:	None
Business Experience:

Several positions within GRUMA including Corporate Internal Audit Vice President, Management Information Systems Vice President, Controller Vice President of Gruma Corporation and Finance and Administrative Vice President of Gruma Venezuela

	Directorship Type:	Related
	Alternate:	Rogelio Sánchez Martínez

Eduardo Livas Cantú	Age:	72
	Years as Director:	22
	Principal Occupation:	Member of GRUMA’s Executive Committee
	Outside Directorships:	Director of GIMSA and Grupo Financiero Banorte
	Business Experience:	Business consultant in different companies, several positions in GRUMA, including Chief Executive Officer and Chief Financial Officer and Chief Executive Officer of Gruma Corporation
	Directorship Type:	Related
	Alternate:	Alfredo Livas Cantú

Javier Vélez Bautista	Age:	58
	Years as Director:	12
	Principal Occupation:	Member of GRUMA’s Executive Committee
	Outside Directorships:	Director of GIMSA and United States-Mexico Chamber of Commerce
	Business Experience:	Chief Executive Officer of Value Link and Nacional Monte de Piedad, Executive Vice President and Chief Financial Officer of GRUMA, Project Director at Booz Allen Hamilton
	Directorship Type:	Related
	Alternate:	Jorge Vélez Bautista

Gabriel A. Carrillo Medina	Age:	58
	Years as Director:	2
	Principal Occupation:	President and shareholder of Mail Rey and Detecno
	Outside Directorships:	Director of GIMSA
	Business Experience:	President of Asociación de Casas de Bolsa de Nuevo León and Club Deportivo San Agustín, several positions within Interacciones Casa de Bolsa, including Chief Financial Officer
	Directorship Type:	Independent
	Alternate:	Gabriel Carrillo Cattori

Everardo Elizondo Almaguer	Age:	71
	Years as Director:	1
	Principal Occupation:	Economics Professor at EGAP/ITESM and regular columnist of the Reforma/El Norte
	Outside Directorships:	Director of GIMSA, Grupo Financiero Banorte, Compañía Minera Autlán, San Luis Corporación, Grupo Senda, Fibra Inn, Advisory Council of Coca-Cola/KOF and External Advisory Council of the UANL
	Business Experience:	Deputy Director of Banco de México, Economic Studies Director of Grupo Financiero Bancomer and Economic Studies Director of Grupo Industrial Alfa
	Directoship Type:	Independent
	Alternate:	Ricardo Sada Villarreal

Thomas S. Heather Rodríguez	Age:	60
	Years as Director:	2
	Principal Occupation:	Partner of Ritch, Mueller, Heather y Nicolau
	Outside Directorships:	Director of GIMSA, Grupo Bimbo, Grupo Financiero Scotiabank and EMX Capital-CKD
	Business Experience:	Director and Administrator of Satélites Mexicanos, Director of JP Morgan, Bank of America Mexico, Hoteles Nikko and Grupo Modelo
	Directorship Type:	Independent
	Alternate:	Eugenio Sepúlveda Cosío

Juan Manuel Ley López	Age:	82
	Years as Director:	21
	Principal Occupation:	Chairman of the Board of Casa Ley and Chief Executive Officer of Grupo Ley
	Outside Directorships:	Director of Grupo Financiero Banamex-Accival and Telmex
Business Experience:

Chief Executive Officer of Casa Ley, Chairman of the Board of the Latin American Association of Supermarkets, Sinaloa-Baja California Consultant Council of Grupo Financiero Banamex-Accival and National Association of Supermarket and Retail Stores

	Directorship Type:	Shareholder, Independent
	Alternate:	Juan Manuel Ley Bastidas

Javier Martínez-Ábrego Gómez	Age:	73
	Years as Director:	Since April 2015
	Principal Occupation:	Chairman and Chief Executive Officer of Grupo Motomex
	Outside Directorships:	Chairman of Grupo Motomex
	Business Experience:	Businessman since 1959
	Directorship Type:	Independent
	Alternate:	Javier Martínez-Abrego Martínez

Alberto Santos Boesch	Age:	43
	Years as Director:	2
Principal Occupation:

Chairman of the Board of Empresas Santos, Chairman of the Board and Chief Executive Officer of Ingenios Santos, Vice Chairman of the Board of Grupo Tres Vidas Acapulco and Regidor of San Pedro Garza García, Nuevo León

Outside Directorships:

Director of Axtel, Interpuerto Monterrey, Instituto Nuevo Amanecer, En Nuestras Manos, Red de Filantropía de Egresados y Amigos del Tec, DIF de Nuevo León,Museo Nacional de Energía y Tecnología, Comité de Desarrollo del Instituto Tecnológico y de Estudios Superiores de Monterrey, Comité del Consejo Consultivo de la Facultad de Ciencias Políticas y Administración Pública de la Universidad Autónoma de Nuevo León, Unidos por el Arte contra el Cáncer Infantil and Renace

	Business Experience:	President of Aeropuerto del Norte, Director of Arena Monterrey and Chief Executive Officer of Mundo Deadeveras
	Directorship Type:	Independent
	Alternate:	Carlos González Bolio

Juan A. González Moreno and Graciela González Moreno (jointly referred to as “Messrs. González Moreno”), members and alternate members of our board of directors, are siblings. Homero Huerta Moreno, member of our board of directors, is the cousin of Messrs. González Moreno. Carlos Hank González, member of our board of directors, is the son of Graciela González Moreno and the nephew of Juan A. González Moreno.

Jorge Vélez Bautista, alternate member of our board of directors, is the brother of Javier Vélez Bautista. Alfredo Livas Cantú, alternate member of our board of directors, is the brother of Eduardo Livas Cantú. Juan Manuel Ley Bastidas, alternate member of our board of directors, is the son of Juan Manuel Ley López. Gabriel Carrillo Cattori, alternate member of our board of directors, is the son of Gabriel A. Carrillo Medina. Javier Martínez-Ábrego Martínez, alternate member of our board of directors, is the son of Mr. Javier Martínez-Ábrego Gómez.

Secretary

The secretary of the board of directors is Mr. Salvador Vargas Guajardo, and his alternate is Mr. Guillermo Elizondo Ríos.  Mr. Vargas Guajardo is not a member of the board of directors.

Senior Management

The following table sets forth our executive officers, their ages, years of service, current positions, and prior business experience:

Juan A. González Moreno	Age:	57
	Years as Executive Officer:	11
	Years at GRUMA:	35
	Current Position:	Chief Executive Officer
	Other Positions:	Chief Executive Officer of GIMSA
	Business Experience:

Several positions in GRUMA, including Chief Executive Officer of Special Projects of Gruma Corporation, President of Azteca Milling, Vice President of Central and Eastern Regions of Mission Foods, President and Vice President of Sales of Azteca Milling, Chief Executive Officer of Gruma Asia & Oceania

Raúl Cavazos Morales	Age:	55
	Years as Executive Officer:	3
	Years at GRUMA:	27
	Current Position:	Chief Financial Officer
	Other Positions:	Chief Financial Officer of GIMSA
	Business Experience:	Several finance positions within GRUMA, including Chief Treasury Officer and Vice President of Corporate Treasury

Leonel Garza Ramírez	Age:	65
	Years as Executive Officer:	16
	Years at GRUMA:	29
	Current Position:	Chief Procurement Officer
	Business Experience:	Manager of Quality and Corn Procurement and Vice President of Corn Procurement at GRUMA, Chief Procurement Officer at GAMESA, Quality Control and Research and Development Manager at Kellogg de México

Homero Huerta Moreno	Age:	52
	Years as Executive Officer:	13
	Years at GRUMA:	30
	Current Position:	Chief Administrative Officer
	Business Experience:

Several positions within GRUMA including Corporate Internal Audit Vice President, Management Information Systems Vice President, Controllership Vice President of Gruma Corporation and Finance and Administrative Vice President of Gruma Venezuela

Felipe Antonio Rubio Lamas	Age:	57
	Years as Executive Officer:	13
	Years at GRUMA:	32
	Current Position:	Chief Technology Officer
	Business Experience:	Several managerial and Senior Vice President positions within Gruma Corporation related to manufacturing processes, engineering, design, and construction of production facilities

Salvador Vargas Guajardo	Age:	62
	Years as Executive Officer:	18
	Years at GRUMA:	18
	Current Position:	General Counsel
	Other Positions:	General Counsel of GIMSA
	Business Experience:	Positions at Grupo Alfa, Protexa and Proeza, Senior Partner of two law firms, including Margáin-Rojas-González-Vargas-De la Garza y Asociados

Homero Huerta Moreno, our Chief Administrative Officer, is the cousin of Messrs. González Moreno.

Audit and Corporate Governance Committees

As required by the Mexican Securities Law, the Sarbanes-Oxley Act of 2002 and our bylaws, an audit committee and a corporate governance committee were appointed by the meeting of the board of directors held on February 25, 2015.  Members of the audit and corporate governance committees were selected from members of the board of directors.  Consequently, as required by the Mexican Securities Law and our bylaws, a chairman for each committee was elected by the General Ordinary Shareholders’ Meeting held on April 24, 2015, from among the members appointed by the board.

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

Executive Committee

An executive committee was created by the meeting of the board of directors held on February 27, 2013 to strengthen the link between the Board of Directors and our management for the decision making process. Members of the executive committee were selected from members of the board of directors.

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

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Members of the board of directors are paid a fee of Ps.84,000 for each board meeting they attend.  Additionally, members of the audit committee are paid a fee of Ps.84,000 and members of the corporate governance committee are paid a fee of Ps.42,000 for each committee meeting they attend.

For 2014, the aggregate amount of compensation paid to all directors, alternate directors, executive officers and audit and corporate governance committees members was approximately Ps.171 million.  The contingent or deferred compensation reserved as of December 31, 2014 was Ps.37 million.

We offer an Executive Bonus Plan that applies to managers, vice presidents, and executive officers.  The variable compensation under this plan can range from 21% to 100% of annual base compensation, depending upon the employee’s level, his individual performance and the results of our operations.

EMPLOYEES

As of December 31, 2014, we had a total of 17,845 employees, including 11,575 unionized and 6,270 non-unionized full- and part-time employees. Of this total, we employed 6,289 persons in Mexico, 7,202 in the United States, 1,984 in Central America and Ecuador, 775 in Asia and Oceania, and 1,595 in Europe. Total employees for 2012 and 2013 were 21,974 and 19,202, respectively. Of our total employees as of December 31, 2014, approximately 35% were white-collar and 65% were blue collar.

In Mexico, workers at each of our plants are covered by a separate contract, under which salary revisions take place once each year, usually in January or February. Non-salary provisions of these contracts are revised bi-annually.  We renewed agreements with the three unions that represent our workers in 2015.

In the United States, Gruma Corporation has five collective bargaining agreements that represent a total of 623 workers at five separate facilities (Pueblo, Tempe, Henderson, Omaha and Madera). We renewed such agreements on March 23, 2013, March 29, 2014, March 23, 2014, March 29, 2015, and July 1, 2012, respectively.

In England, we have one collective bargaining agreement covering 12 employees at a facility, which is renewed every 12 months.

In the Netherlands, we are covered by a national labor agreement for bakery workers. This agreement is reviewed every six to twenty four months, depending on the term of the agreement.

In Australia, we have a collective bargaining agreement covering 247 employees at our facility, which is renewed every four years.

In Italy, we are covered by a national labor agreement for industrial food staff. This agreement is reviewed every 12 to18 months nationally.

Wages are reviewed during the negotiations and wage increases processed according to the terms of each agreement as well as non-monetary provisions of the agreement. Wage reviews for non-union employees are conducted once each year, typically in March for Mission Foods and depending on the non-union plant, wage reviews are conducted from June through October for Azteca Milling. We believe our current labor relations are sound.

SHARE OWNERSHIP

As of April 24, 2015, the following Directors and Senior Managers have GRUMA shares which in each case represent less than 1% of our capital stock:  Juan Manuel Ley López and Leonel Garza Ramírez. Juan A. González Moreno, Graciela González Moreno and Carlos Hank González are the only directors that beneficially own more than 1% of GRUMA’s outstanding shares. In addition, based on publicly available information, Ms. Graciela Moreno Hernández, the widow of the late Mr. Roberto González Barrera, and certain of her descendants, directly and through a trust, own 234,020,105 shares representing approximately 54.08% of our outstanding shares.

ITEM 7         Major Shareholders and Related Party Transactions.

MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our capital stock as of April 24, 2015 (which consist entirely of Series B Shares), according to the information on record obtained from our annual shareholders meeting held on such date and information available to us. Ms. Graciela Moreno Hernández, the widow of the late Mr. Roberto González Barrera, and certain of her descendants (the “Primary Shareholder Group”) are the only shareholders we know to collectively and beneficially own more than 5% of our capital stock.  We repurchased ADM’s stake in us in December 2012. See “Item 4.  Information on the Company—Share Purchase Transaction with Archer-Daniels-Midland”. See “Item 9.  The Offer and Listing” for a further discussion of our capital stock.  Our majority shareholder does not have different or preferential voting rights with respect to those shares they own.  As of April 24, 2015, our Series B shares were held by more than 2,671 record holders in Mexico.

Name	Number of Series B Shares		Percentage of Outstanding Shares
Primary Shareholder Group (1)	234,020,105		54.08
Directors and Officers as a Group (2)	22,307		0.01
Other shareholders	198,706,667		45.91

Total	432,749,079	(3)	100%

(1)  The shares beneficially owned by the Primary Shareholder Group include 154,119,054 shares held indirectly by certain members of the Primary Shareholder Group through a trust.

(2)  This includes the shares held by our directors and officers (other than those held through the Primary Shareholder Group) which represent less than 1% of our capital stock.

(3)  As of April 24, 2015, our capital stock was represented by 432,749,079 issued Series B, class I, no par value shares (“Series B shares”), of which 432,749,079 shares were outstanding, all of them fully subscribed and paid.

The Primary Shareholder Group controls approximately 54.08% of our outstanding shares and therefore has the power to elect a majority of our 11 directors.  In addition, under Mexican law, any holder or group of holders representing 10% or more of our capital stock may elect one director for each 10% of capital stock held.

We cannot provide assurances that members of the Primary Shareholder Group will continue to hold their shares or act together for purposes of control. Additionally, members of the Primary Shareholder Group may pledge part of their shares in us to secure any future borrowings. If such were the case, and members of the Primary Shareholder Group were to default on their payment obligations, the lenders could enforce their rights with respect to such shares, and the Primary Shareholder Group could lose its controlling interest in us resulting in a change of control. A change of control could trigger a default in some of our credit agreements. Upon the occurrence of a Change of Control Triggering Event (which means the occurrence of both a Change of Control and a Ratings Decline, as defined in the indenture governing the 4.875% Notes due 2024) we may be required to repurchase the 4.875% Notes due 2024. Such a default or repurchase obligation could have a material adverse effect upon our business, financial condition, results of operations and prospects. Other than changes resulting from the ADM Transaction and as a result of the death of Mr. Roberto González Barrera’s, we are not aware of any significant changes in the percentage of ownership of any shareholders which held 5% or more of our outstanding shares during the past three years.

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

At their peak on December 13, 2013, the outstanding balance of loans from GIMSA to GRUMA were Ps.3,197 million. The average interest rate for these loans from January 1, 2012 to March 31, 2015 was 5.2%. As of March 31, 2015, we had an outstanding balance owed to GIMSA of Ps.575 million, with an interest rate of 4.30%.

Additionally, as of March 31, 2015, GIMSA has no outstanding balance owing  to us.

In September of 2001, Gruma Corporation started to make loans to us.  Since 2010 these operations, at their peak on December 2012, reached the amount of U.S.$50 million.  From 2012 to March 31, 2015, we borrowed money from Gruma Corporation at an average rate of 1.0%.  As of March 31, 2015, GRUMA has no outstanding balance owing to Gruma Corporation.

Additionally, on July 1, 2013, Gruma Corporation entered into a 2-year loan with GRUMA for the amount of U.S.$180 million, with equal quarterly payments and an interest rate of 4.5%, which is the peak of these operations since 2012. As of March 31, 2015 this loan has an outstanding balance of U.S.$60 million.

Royalty Fee Agreements

On November 29, 2013, we entered into an agreement with GIMSA in connection with the trademark MASECA®, through which we granted GIMSA the license to exclusively use the trademark MASECA® in Mexico for a term of six years.  In consideration, we collected from GIMSA a fixed net royalty for the following six years equivalent to Ps.390.5 million per year, after a 12.75% discount rate for early payment. Therefore, on December 19, 2013, GIMSA paid us Ps.2,343 million.  In turn, we will contribute 0.75% of the annual net sales of GIMSA during each year of the term of this agreement, as a contribution for advertising and publicity expenses in order to support GIMSA in its efforts to promote the MASECA® trademark in Mexico.

On January 1, 2014, we entered into an agreement with Azteca Milling, LP in connection with the trademarks MASECA®, AGROINSA®, TORTI MASA®, among others (the “Licensed Trademarks”), through which GRUMA granted Azteca Milling, LP a non-exclusive continuing license to use the Licensed Trademarks worldwide, other than within Mexico, Central America and Ecuador. As consideration therein, Azteca Milling will pay GRUMA 4% of the net sales of products bearing the Licensed Trademarks.

In turn, in order to support Azteca Milling in its efforts to promote the Licensed Trademarks, GRUMA will reimburse Azteca Milling for all marketing expenses related to such trademarks within the United States.

Transactions with Archer-Daniels-Midland

We entered into an association with Archer-Daniels-Midland in September 1996.

On December 14, 2012, we completed the ADM Transaction thus ending such associations.

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

Other Transactions

Until February 15, 2011, we held approximately 8.8% of the outstanding shares of GFNorte,a Mexican financial services holding company and parent of Banco Mercantil del Norte, S.A., or Banorte, a Mexican bank. On February 15, 2011, we concluded the sale of all of our shares of GFNorte’s capital stock.  As a result of the sale, GRUMA no longer holds any stake in GFNorte.

In the past, we obtained financing from GFNorte’s subsidiaries at market rates and terms.  For the past eight years, the highest outstanding loan amount has been Ps.600 million (in nominal terms) with an interest rate of 7.3% in June 2011.  In addition, we have insurance contracts in place with Seguros Banorte Generali, S.A. de C.V., a subsidiary of GFNorte, to manage certain risks associated with some of our subsidiaries.  In  2012 and 2013, we paid insurance premiums of approximately Ps.114,422 and Ps.18,379, respectively. In 2014 we did not pay any insurance premiums to GFNorte.

For more information about related party transactions, please see Note 30 to our audited consolidated financial statements.

ITEM 8         Financial Information.

See “Item 18. Financial Statements.” For information on our dividend policy, see “Item 3.  Key Information—Selected Financial Data—Dividends.” For information on legal proceedings related to us, see “—Legal Proceedings.”

LEGAL PROCEEDINGS

In the ordinary course of our business, we have been involved in various disputes and litigation.  While the results of any such disputes cannot be predicted with certainty, we do not believe that there are any pending or threatened actions, suits or proceedings against or affecting us which, if determined adversely to us, would in our view, individually or in the aggregate, materially harm our business, financial condition or results of operations.

United States

Cox v. Gruma Corporation

On or about December 21, 2012, a consumer filed a putative class action against Gruma Corporation, claiming that Mission tortilla chips should not be labeled “All Natural” if they contain certain non-natural ingredients. The plaintiff sought restitution or other actual damages including attorneys’ fees.  On July 2014, this matter was dismissed with prejudice.

Mexico

Income Tax Claim

The Ministry of Finance and Public Credit has lodged certain tax assessments against the Company for an amount of Ps.29,900 plus penalties, updates and charges, in connection with withholding on interest payments to our foreign creditors during the years 2001 and 2002. Mexican tax authorities claim that the Company should have withheld at a higher rate than the 4.9% actually withheld by the Company. The Company filed several motions to annul these assessments, which later were relinquished, in order to be eligible for the tax amnesty program set forth in the Provisional Article Third of the Federal Income Law for the 2013 Fiscal Year.

Thereafter on May 2013, the partial tax assessment relief was authorized, by which the Company paid Ps.3.3 million on May 21, 2013 to finalize the dispute.

On January 29, 2014, the Company was notified of an official letter whereby the International Taxation Central Administration Office lodged a tax assessment for the amount of Ps.41.2 million in connection with the 2001 and 2002 years, and derived from the initial allegation made in 2005. Given that the assessment subject to allegation was partially relieved (80%) and, that the remaining amount was paid on May of 2013, on April 7, 2014, the Company filed a challenge to such assessment, same which was resolved on September 12, 2014, whereby the assessment lodged by the Ministry of Finance and Public Credit was completely annulled.

SAT Information Request

From time to time we receive requests of information from the Mexican tax authorities with respect to prior closed fiscal years. Most recently, in February 2014, we received a request for information from the Financial Sector Tax Control Central Administration Office of the Servicio de Administración Tributaria (the Mexican Tax Administration Service, or SAT) with regards to the deductibility of the tax losses incurred by us due to the derivative financial transactions carried out during the 2009 year.  As of the date hereof, we have fully complied with the SAT’s information request and are awaiting a response, which we believe should be favorable, although we can give no assurance in that regard.

Discontinued Operations-Venezuela

Expropriation Proceedings by the Venezuelan Government

On May 12, 2010, the Venezuelan government published the Expropriation Decree, which announced the forced acquisition of all assets, property and real estate of MONACA.  The Venezuelan government has expressed to GRUMA’s representatives that the Expropriation Decree extends to DEMASECA.

GRUMA’s interests in MONACA and DEMASECA are held through two Spanish companies: Valores Mundiales and Consorcio Andino, respectively.  In 2010, Valores Mundiales and Consorcio Andino commenced discussions with the Venezuelan government regarding the Expropriation Decree and related measures affecting MONACA and DEMASECA.  Through Valores Mundiales and Consorcio Andino, GRUMA participated in these discussions which have explored the possibility of  (i) entering into a joint venture with the Venezuelan government; and/or (ii) obtaining adequate compensation for the assets subject to expropriation. As of this date, these discussions have not resulted in an agreement with the Republic.

Venezuela and the Kingdom of Spain are parties to the Investment Treaty, under which the Investors may settle investment disputes by means of arbitration before ICSID.  On November 9, 2011, the Investors, MONACA and DEMASECA validly provided formal notice to the Venezuelan government that an investment dispute had arisen as a consequence of the Expropriation Decree and related measures adopted by the Venezuelan government.  In that notification, the Investors, MONACA, and DEMASECA also gave their consent to submission of the dispute to ICSID arbitration if the parties were unable to reach an amicable agreement.

In January 2013, the Venezuelan government issued a resolution (providencia administrativa) granting the “broadest powers of administration” over MONACA and DEMASECA to special managers (administradores especiales) who had been imposed on those companies since 2009 and 2010, respectively as described below.

On May 10, 2013, Valores Mundiales and Consorcio Andino submitted a Request for Arbitration to ICSID, which was registered on June 11, 2013 under case No. ARB/13/11. The purpose of the arbitration is to seek compensation for the damages caused by Venezuela’s violation of the Investment Treaty.

The tribunal that presides over this arbitration proceeding was constituted in January 2014. Valores Mundiales and Consorcio Andino filed their memorial in July 2014. On September 14, 2014, Venezuela filed a motion requesting to bifurcate the proceeding into separate jurisdictional and merits phases. On October 1, 2014 the tribunal rejected Venezuela’s request.  Venezuela filed its counter-memorial on jurisdiction and merits in March 2015.

While discussions with the government have taken place and may take place from time to time, we cannot assure that such  discussions will be successful or will result in the Investors receiving adequate compensation, if any, for their investments subject to the Expropriation Decree and related measures.  Additionally, we cannot predict the results of any arbitral proceeding, or the ramifications that costly and prolonged legal disputes could have on its results of operations or financial position, or the likelihood of collecting a favorable arbitration award.

Intervention Proceedings by the Venezuelan Government.

On December 4, 2009, the Eleventh Investigations Court for Criminal Affairs of Caracas issued an order authorizing the precautionary seizure of assets in which Ricardo Fernández Barrueco had any interest.  Purportedly due to Ricardo Fernández Barrueco’s former indirect minority interest in MONACA and DEMASECA, these subsidiaries were subject to the precautionary measure. Between 2009 and 2012, the Ministry of Finance of Venezuela, pursuant to the precautionary measure ordered by the court, designated several special managers of the indirect minority shareholding that Ricardo Fernández Barrueco had previously owned in MONACA and designated several special managers of DEMASECA.  On January 22, 2013, the Ministry of Justice and Internal Relations revoked the prior designations made by the Ministry of Finance of Venezuela and made a new designation of individuals as special managers and representatives of the Venezuelan government in MONACA and DEMASECA, granting those managers the “broadest powers of administration” over both companies.

MONACA and DEMASECA, as well as Consorcio Andino and Valores Mundiales, as direct shareholders of the Venezuelan subsidiaries, filed a petition as aggrieved third-parties in the proceedings against Ricardo Fernández Barrueco challenging the precautionary measures and all related actions.  On November 19, 2010, the Eleventh Investigations Court for Criminal Affairs of Caracas ruled that MONACA and DEMASECA are companies wholly owned and controlled by Valores Mundiales and Consorcio Andino, respectively.  In spite of this ruling, the court kept the precautionary measures issued on December 4, 2009 in effect.  An appeal has been filed, which is pending resolution as of this date.

The People’s Defense Institute for the Access of Goods and Services of Venezuela (“INDEPABIS(1)”) issued an order, authorizing the temporary occupation and operation of MONACA for a period of 90 calendar days from December 16, 2009, which was renewed for the same period on March 16, 2010.  The order expired on June 16, 2010 and as of the date hereof MONACA has not been notified of any extension.  INDEPABIS has also initiated a regulatory proceeding against MONACA in connection with the alleged failure to comply with regulations governing precooked corn flour and for allegedly refusing to sell this product as a result of the December 4, 2009 precautionary asset seizure described above. MONACA filed an appeal against these proceedings that has not been resolved as of this date.

Additionally, INDEPABIS initiated an investigation of DEMASECA and issued an order, authorizing the temporary occupation and operation of DEMASECA for a period of 90 calendar days from May 25, 2010, which was extended until November 21, 2010.  INDEPABIS issued a new precautionary measure of occupation and temporary operation of DEMASECA, valid for the duration of this investigation.  DEMASECA has challenged these measures but as of the date hereof, no resolution has been issued.  The proceedings are still pending.

We intend to exhaust all legal remedies available in order to safeguard and protect our legitimate interests. See Note 28 to our audited consolidated financial statements.

ITEM 9         The Offer and Listing.

TRADING HISTORY

Our Series B Shares have been traded on the Bolsa Mexicana de Valores, S.A.B. de C.V., or Mexican Stock Exchange, since 1994.  The ADSs, each representing four Series B Shares, commenced trading on the New York Stock Exchange in November 1998.  As of December 31, 2014, our capital stock was represented by 432’749,079 issued Series B shares, all of them fully subscribed and paid,.  As of December 31, 2014, 44,874,804 Series B shares of our common stock were represented by 11,218,701 ADSs held by 5 record holders in the United States.

(1)  By means of the “Decreto-Ley contentivo de la Ley Orgánica de Precios Justos” published on the Official Gazette of Venezuela Nº 40.340 dated January 23, 2014, INDEPABIS was absorbed by the “Superintendencia Nacional para la Defensa de los Derechos Socioeconómicos” (SUNDDE)

PRICE HISTORY

The following table sets forth, for the periods indicated, the annual high and low closing sale prices for the Series B Shares and the ADSs as reported by the Mexican Stock Exchange and the New York Stock Exchange, respectively.

	Mexican Stock Exchange		NYSE
	Common Stock		ADS(2)
	High	Low	High	Low
	(Ps. Per share(1))		(U.S.$ per ADS)
Annual Price History
2010	28.70	16.97	8.99	5.20
2011	28.66	19.61	8.96	6.33
2012	41.54	26.45	12.76	7.79
2013	98.92	39.50	31.00	12.32
2014	157.32	100.01	48.28	30.48
Quarterly Price History
2012
1st Quarter	34.39	26.45	10.77	7.79
2nd Quarter	38.94	30.09	11.81	8.58
3rd Quarter	36.88	33.26	11.26	9.83
4th Quarter	41.54	35.87	12.76	10.66
2013
1st Quarter	57.48	39.50	18.65	12.32
2nd Quarter	66.51	52.59	21.74	16.95
3rd Quarter	77.46	58.19	23.64	18.32
4th Quarter	98.92	73.83	31.00	22.36
2014
1st Quarter	110.95	100.01	33.53	30.79
2nd Quarter	155.25	105.96	47.85	32.20
3rd Quarter	156.60	137.69	48.28	41.60
4th Quarter	157.32	138.12	45.11	38.10
2015
1st Quarter	206.70	147.78	54.06	39.83
Monthly Price History
October 2014	151.88	138.12	45.11	40.95
November 2014	153.88	143.42	45.07	42.32
December 2014	157.32	142.23	43.55	38.10
January 2015	169.31	147.78	46.38	39.83
February 2015	183.13	168.24	49.52	43.12
March 2015	206.70	183.13	54.06	49.52
April 2015 (3)	207.78	199.10	54.18	50.20

(1) Pesos per share reflect nominal price at trade date.

(2) Price per ADS in U.S.$; one ADS represents four Series B Shares.

(3) Through April 24, 2015.

On April 24, 2015, the last reported sale price of the B Shares on the Mexican Stock Exchange was Ps.192.58 per B Share.  On April 24, 2015, the last reported sale price of the ADSs on the New York Stock Exchange was U.S.$50.20 per ADS.

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

MARKET MAKER

On September 30, 2009, we entered into an agreement with UBS Casa de Bolsa (“UBS”) pursuant to which UBS acts as a market maker for our common shares listed on the Mexican Stock Exchange.  The purpose of the agreement was to provide liquidity for our shares.  This agreement was in effect until September 30, 2014. Given the increased liquidity that GRUMA’s stock has experienced in recent years, we determined it was not necessary to keep using the services of a market maker.

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

Directors

Our bylaws provide that our management shall be vested in the board of directors and our Chief Executive Officer.  Each director is elected by a simple majority of the shares.  Under Mexican law and our bylaws, any holder or group of holders owning 10% or more of our capital stock may elect one director and its corresponding alternate.  The board of directors must be comprised of a minimum of five and a maximum of twenty-one directors, as determined by the shareholders at the annual ordinary general shareholders’ meeting.  Additionally, under the Mexican Securities Law, at least 25% of the members of the board of directors must be independent.  Currently, our board of directors consists of 11 members.

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

Our bylaws provide that the board of directors has the authority and responsibility to: (i) set the general strategies for our business; (ii) oversee the performance and conduct of our  business; (iii) oversee our main risks, identified by the information submitted by the committees, the Chief Executive Officer and the firm providing the external auditing services; (iv) approve the information and communication policies with shareholders and the market; and (v) instruct the Chief Executive Officer to disclose to the investor public any material information when known.

Additionally, the board of directors has the authority and responsibility to approve, with the previous opinion of the corresponding Committee: (i) the policies for the use of our assets by any related party; (ii) related party transactions other than those occurring in the ordinary course of business, those of insignificant amount, and those deemed as done within market prices; (iii) the purchase or sale of 5% or more of our corporate assets; (iv) granting of guarantees or the assumption of liabilities for more than 5% of our corporate assets; (v) the appointment, and in its case, removal of the Chief Executive Officer, as the designation of integral compensation policies for all other senior officers; (vi) internal control and internal audit guidelines; (vii) our accounting guidelines; (viii) our financial statements; and (ix) the hiring of the firm providing external audit services and, in its case, any services additional or supplemental to the external audit.  The approval in regard to the above matters is exclusive to the board and may not be delegated.

See “Item 6.  Directors, Senior Management and Employees” for further information about the board of directors.

Audit and Corporate Governance Committees

Under our bylaws and in accordance with the Mexican Securities Law, the board of directors, through the Audit and Corporate Governance Committees as well as through the firm performing the external audit, shall be in charge of the surveillance of us.  Such Committees should be exclusively comprised by independent directors and by a minimum of three members, elected by the board of directors at the proposal of the Chairman of the Board.  The Chairman of such Committees shall be exclusively designated and/or removed from office by the annual ordinary general shareholders’ meeting.

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

Likewise, for the performance of its duties, the Audit Committee shall: (i) render its opinion to the board of directors, pursuant to the Mexican Securities Law; (ii) request the opinion of independent experts when deemed convenient; (iii) convene shareholders meetings and include issues in the agenda they deem appropriate; (iv) assess the performance of the external auditing firm, as well as analyze the opinions and reports rendered by the external auditor; (v) discuss our financial statements  and, if appropriate, recommend its approval to the board of directors; (vi) inform the board of directors of the condition of the internal controls and internal auditing systems, including any irregularities detected therein; (vii) prepare the opinion of the report rendered by the Chief Executive Officer; (viii) assist the board of directors when making the annual reports; (ix) request from the senior officers and from other employees, reports relevant to the preparation of the financial information and of any other kind deemed necessary for the performance of their duties; (x) investigate possible irregularities within our company, as well as carry out the actions deemed appropriate; (xi) request meetings with senior officers in connection with the internal control and internal audit; (xii) inform the board of directors about the material irregularities detected while exerting their duties, and in case of any irregularities, notify the board of directors of any corrective measures taken; (xiii) ensure that the Chief Executive Officer complies with the resolutions taken by the Shareholders’ Meetings and by the board of directors; (xiv) oversee the establishment of internal controls in order to verify that our transactions conform to the applicable legal regulations; and (xv) be responsible of any other activity provided by law or our bylaws.

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

Our directors may be liable for damages caused when breaching their duty of diligence if such failure causes economic damage to us or our subsidiaries, as well as if the director: (i) fails to attend board or committee meetings and, as a result of such absence, the board was unable to take action, unless such absence is approved by the shareholders meeting; (ii) fails to disclose to the board of directors or the committees material information necessary to reach a decision; and/or (iii) fails to comply with its duties imposed by the Mexican Securities Law or our bylaws.  Members of the board of directors may not represent shareholders at any shareholders’ meeting.

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

The directors and secretary of the board of directors will be deemed to have violated their duty of loyalty and will be liable for any damages when they, directly or through third parties, obtain an economic benefit by virtue of their position without legitimate cause.  Furthermore, the directors will fail to comply with their duty of loyalty if they: (i) vote at a board meeting or take any action where there is a conflict of interest; (ii) fail to disclose a conflict of interest they may have during a board meeting; (iii) knowingly favor a particular shareholder of our company against the interests of other shareholders; (iv) approve related party transactions without complying with the requirements of the Mexican Securities Law; (v) use our assets in a manner which infringes upon the policies approved by the board of directors; (vi) unlawfully use material non-public information concerning us; and/or (vii) usurp a corporate business opportunity for their own benefit, or the benefit of a third party, without the prior approval of the board of directors.  Our directors may be liable for damages when breaching their duty of loyalty if such failure causes economic damage to us or our subsidiaries.

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

Chief Executive Officer

According to our bylaws and the Mexican Securities Law, the Chief Executive Officer shall be in charge of running, conducting and executing our business, complying with the strategies, policies and guidelines approved by the board of directors.

For the performance of its duties the Chief Executive Officer shall: (i) submit, for the approval of the board of directors, our business strategies; (ii) execute the resolutions of the Shareholders’ Meetings and of the board of directors; (iii) propose to the Audit Committee, the internal control system and internal audit guidelines applicable to us, as well as execute the guidelines approved thereof by the board of directors; (iv) disclose any material information and events that should be disclosed to the investor public; (v) comply with the provisions relevant to the repurchase and placement transactions of our own stock; (vi) exert any corresponding corrective measures and liability suits; (vii) assure that adequate accounting, registry and information systems are maintained by us; (viii) prepare and submit to the board of directors his annual report; (ix) establish mechanisms and internal controls permitting certification that ouractions and transactions conform to the applicable regulations; and (x) exercise his right to file the liability suits referred to in the Mexican Securities Law against related parties or third parties that allegedly cause damage to us.

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

General shareholders’ meetings may be ordinary or extraordinary.  Extraordinary general shareholders’ meetings are called to consider matters specified in Article 182 of the Mexican Corporations Law, including, principally, changes in the authorized fixed share capital and other amendments to the bylaws, the issuance of preferred stock, the liquidation, merger and spin-off of our company, changes in the rights of security holders, and transformation from one corporate form to another.  All other matters may be approved by an ordinary general shareholders’ meetings.  Ordinary general shareholders’ meetings must be called to consider and approve matters specified in Article 181 of the Mexican Corporations Law, including, principally, the appointment of the members of the board of directors and the Chairman of the Audit and Corporate Governance Committees, the compensation paid to the directors, the distribution of our profits for the previous year, and the annual reports presented by the board of directors and the Chief Executive Officer.  Our shareholders establish the number of members that will serve on our board of directors at the ordinary general shareholders’ meeting.

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

Shareholders’ meetings may be called by the board of directors, the Chairman of the Board of Directors, the Audit and/or Corporate Governance Committees, or a court.  The Chairman of the board of directors or the Chairman of the Audit or Corporate Governance Committees may be required to call a shareholders’ meeting if holders of at least 10% of our outstanding share capital request a meeting in writing, or at the written request of any shareholder if no shareholders’ meeting has been held for two consecutive years, or, if during a period of two consecutive years, the board of directors’ annual report for the previous year and our financial statements were not presented to the shareholders, or if the shareholders did not elect directors.

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

Dividend Rights and Distribution

Within the first four months of each year, the board of directors must submit our company’s financial statements for the preceding fiscal year to the shareholders for their approval at the ordinary general shareholders’ meeting.  They are required by law to allocate 5% of any new profits to a legal reserve which is not thereafter available for distribution until the amount of the legal reserve equals 20% of our capital stock (before adjusting for inflation).  Amounts in excess of those allocated to the legal reserve fund may be allocated to other reserve funds as the shareholders may determine, including a reserve for the repurchase of our shares.  The remaining balance of new profits, if any, is available for distribution as dividends prior to their approval at the shareholders’ meeting.  Cash dividends on the shares held through Indeval will be distributed by us through Indeval.  Cash dividends on the shares evidenced by physical certificates will be paid when the relevant dividend coupon registered in the name of its holder is delivered to us.  No dividends may be paid, however, unless losses for prior fiscal years have been paid up or absorbed.  See “Item 3.  Key Information—Selected Financial Data—Dividends.”

Liquidation

Upon our dissolution, one or more liquidators must be appointed by an extraordinary shareholders’ general meeting to wind up its affairs.  If the extraordinary general shareholders’ meeting does not make said appointment, a Civil or District Judge can do so at the request of any shareholder.  All fully paid and outstanding common stock will be entitled to participate equally in any distribution upon liquidation after the payment of our debts, taxes and the expenses of the liquidation.  Common stock that has not been paid in full will be entitled to these proceeds in proportion to the paid-in amount.

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

As of April 24, 2015, our capital stock was represented by 432,749,079 issued Series B shares, all of them fully subscribed and paid.

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

Under Mexican law, preemptive rights may not be waived in advance by a shareholder, except under limited circumstances, and cannot be represented by an instrument that is negotiable separately from the corresponding share.  Holders of ADRs may be restricted in their ability to participate in the exercise of preemptive rights.  See “Item 3.  Key Information—Risk Factors—Risks Related to Our Primary Shareholder Group and Capital Structure—Holders of ADSs May Not Be Able to Participate in Any Future Preemptive Rights Offering and as a Result May Be Subject to a Dilution of Equity Interest.”

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

Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government with respect to his rights as a shareholder, but is not deemed to have waived any other rights he may have with respect to its investment in us, including any rights under U.S. securities laws.  If a shareholder should invoke governmental protection in violation of this provision, his shares could be forfeited to the Mexican government.  Mexican law requires that such a provision be included in the bylaws of all Mexican companies unless such bylaws prohibit ownership of shares by non-Mexicans.  See “Item 3.  Key Information—Risk Factors—Risks Related to Our Primary Shareholder Group and Capital Structure—Mexican Law Restricts the Ability of Non-Mexican Shareholders to Invoke the Protection of Their Governments with Respect to Their Rights as Shareholders.”

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

As a result of these factors, in practice it may be more difficult for our minority shareholders to enforce rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.  See “Item 3.  Key Information—Risk Factors—Risks Related to Our Primary Shareholder Group and Capital Structure—The Protections Afforded to Minority Shareholders in Mexico Are Different From Those in the United States.”

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

Prior approval from the board of directors must be obtained each time such ownership threshold (and multiples thereof) is intended to be exceeded, except for persons who, directly or indirectly, are competitors (as such term is defined below) of us or of any of our subsidiaries, who must obtain the prior approval of the board of directors for future acquisitions where a threshold of 2% (or multiples thereof) of our common shares is intended to be exceeded.

Pursuant to our bylaws, a “person” is defined as any natural person, corporate entity, trust or similar form of venture, vehicle, entity, corporation or economic or mercantile association or any subsidiaries or affiliates of any of the former or, as determined by the board of directors, any group of persons who may be acting jointly, coordinated or as a whole; and a “competitor” is defined as any person engaged, directly or indirectly, in (i) the business of production and/or marketing of corn or wheat flour, and/or (ii) any other activity carried on by us or by any of our subsidiaries or affiliates.

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

Board Notices, Meetings, Quorum Requirements and Approvals.  To obtain the prior approval of our board of directors, a potential purchaser must properly deliver a written application complying with the applicable requirements set forth in our bylaws.  Such application shall state, among other things: (i) the number and class of our shares the person beneficially owns or to which such person has any right, (ii) the number and class of shares the Person intends to acquire, (iii) the number and class of shares with respect to which such Person intends to acquire any right, (iv) the percentage that the shares referred to in (i) represent of our total outstanding shares and of the class or series to which such shares belong, (v) the percentage that the shares referred to in (ii) and (iii) represent of our total outstanding shares and of the class or series to which such shares belong, (vi) the person’s identity and nationality, or in the case of a purchaser which is a corporation, trust or legal entity, the nationality and identity of its shareholders, partners or beneficiaries as well as the identity and nationality of each person effectively controlling such corporation, trust or legal entity, (vii) the reasons and purpose behind such acquisition, (viii) if such person is, directly or indirectly, a competitor of us or any of our subsidiaries or affiliates, and if such person has the authority to legally acquire the shares pursuant to our bylaws and Mexican law, (ix) its source of financing the intended acquisition, (x) if the Person is part of an economic group, formed by one or more of its related parties, which intends to acquire shares of our common stock or rights to such shares, (xi) if the person has obtained any financing from one of its related parties for the payment of the shares, (xii) the identity and nationality of the financial institution, if any, that will act as the underwriter or broker in connection with any tender offer, and (xiii) the person’s address for receiving notices.

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

Exceptions.  The provisions of our bylaws summarized above will not apply to: (i) transfers of shares by operation of the laws of succession; (ii) acquisitions of shares by (a) any person who, directly or indirectly, has the authority or possibility of appointing the majority of the directors of our board of directors, (b) any company, trusts or similar form of venture, vehicle, entity, corporation or economic or mercantile association, which may be under the control of the aforementioned person, (c) the heirs of the aforementioned person, (d) the aforementioned person when such person is repurchasing the shares of any corporation, trust or similar form of venture, vehicle, entity, corporation or economic or mercantile association referred to in the item (b) above, and (e) our company or by trusts created by us; (iii) any person(s) that as of December 4, 2003 hold(s), directly or indirectly, more than 20% of the shares representing our capital stock; and (iv) any other exceptions provided for in the Mexican Securities Law and other applicable legal dispositions.

MATERIAL CONTRACTS

Archer-Daniels-Midland

As part of the ADM Transaction we entered into an Equity Purchase Agreement by and among Archer-Daniels-Midland, ADM Milling Co., ADM Bio Productos, S.A. de C.V. and Gruma, S.A.B. de C.V., dated December 14, 2012, in order to acquire all of the Equity Interests previously held by Archer-Daniels-Midland in us (the “Equity Purchase Agreement”).

In addition to the U.S.$450 million paid to Archer-Daniels-Midland in exchange of the Equity Interests, the Equity Purchase Agreement provides that we must pay a contingent payment of up to U.S.$60 million to Archer-Daniels-Midland, which contingent payment is payable only if during the 42 months following the closing of the ADM Transaction (ending on June 14, 2016), certain conditions take place in connection with (i) the increase in the price of our stock, over the closing price of our stock determined for purposes of the ADM Transaction (the “Closing Price”), at the end of the 42 months period; (ii) the difference between the price of our stock established for public offers made by us and the Closing Price; (iii) the acquisition, by a strategic investor, of 15% or more of our capital stock; or (iv) the reduction of the percentage of our shares that are considered to be held by the public at any time, starting from 26%. See “Item 4.  Major Shareholders and Related Party Transactions—Share Purchase Transaction with Archer-Daniels-Midland.”

We maintain a reserve in the event that any or all of the aforementioned contingent payment is made to Archer-Daniels-Midland. See Note 29 to our audited consolidated financial statements.

4.875% Notes Due 2024

On December 5, 2014, we issued US$400 million aggregate principal amount of 4.875% senior notes due 2024 (the “4.875% Notes due 2024”), which at the time were rated BB+ by Standard & Poor’s Rating Service and BBB- by Fitch Ratings, Ltd. The 4.875% Notes due 2024 mature on December 1, 2024 and have a make-whole redemption option exercisable by us at any time and a redemption option without a make-whole premium exercisable by us at any time beginning on the date that is three months prior to the scheduled maturity of the notes. We used the net proceeds of the issuance of the 4.875% Notes due 2024 primarily to redeem the Perpetual Bonds and repay other long term indebtedness. The indenture governing the 4.875% Notes due 2024 contains covenants including limitations on liens, limitations on sale-leaseback transactions, and limitations on consolidations, mergers and transfers of property. As of December 31, 2014, we have not hedged any interest payments on the 4.875% Notes due 2024. As of December 31, 2014, US$400 million of the 4.875% Notes due 2024 were outstanding.

Perpetual Bonds

On December 3, 2004, Gruma, S.A.B. de C.V. issued U.S.$300 million 7.75% senior unsecured perpetual bonds, which at the time were rated BBB- by Standard & Poor’s and by Fitch.  The bonds had no fixed final maturity date and a call option exercisable by GRUMA at any time beginning five years after the issue date. We redeemed these bonds in full in December 2014, with a portion of the net proceeds of the issuance of the 4.875% Notes due 2024.

Rabobank Syndicated Facility

In June 2013, we obtained a 5-year Syndicated Credit Facility for U.S.$220 million with Coöperatieve Centrale Raiffeisen Boerenleenbank B.A., “Rabobank Nederland”, New York Branch, as administrative agent, with an average term of 4.2 years and amortizations starting on December 2014. This facility has an interest rate based on LIBOR plus a spread between 150 and 300 basis points based on our  leverage ratio. BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer and Bank of America, N.A., also participated in this facility.  The Rabobank Syndicated Facility contains covenants that require us to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1, and to maintain a maximum ratio of total funded debt to EBITDA of not more than 4.75:1 from June 18, 2013 until September 30, 2013; 4.50:1 from October 1, 2013 until September 30, 2014; 4.0:1 from October 1, 2014 until September 30, 2015; and 3.5:1 from October 1, 2015 and thereafter. The Rabobank Syndicated Facility also limits our ability, and our subsidiaries’ ability in certain cases, among other things, to, create liens, make certain investments, merge or consolidate with other companies or sell substantially all of our assets, make certain restricted payments, enter into agreements that prohibit the payment of dividends, engage in transactions with affiliates and enter into certain hedging transactions. Additionally, the Rabobank Syndicated Facility limits our subsidiaries’ ability to guarantee certain additional indebtedness and to incur additional indebtedness under certain circumstances. As of December 31, 2014, U.S. $209 million was outstanding under the Rabobank Syndicated Facility.

Inbursa Peso Syndicated Facility

In June 2013, we obtained a 5-year Syndicated Credit Facility for Ps.2,300 million with Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, as administrative agent, with an average term of 4.2 years and amortizations starting on December 2014. The facility has an interest rate of 91-day TIIE plus a spread between 162.5 and 262.5 basis points based on our leverage ratio. Banco Nacional de Comercio Exterior, S.N.C., Banca de Desarrollo and HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, also participated in this facility.  The Inbursa Peso Syndicated Facility contains covenants that require us to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1, and to maintain a maximum ratio of total funded debt to EBITDA of not more than 4.75:1 from June 12, 2013 until September 30, 2013; 4.50:1 from October 1, 2013 until September 30, 2014; 4.0:1 from October 1, 2014 until September 30, 2015; and 3.5:1 from October 1, 2015 and thereafter. This facility also limits our ability and our subsidiaries’ ability in certain cases, among other things, to create liens; make certain investments, merge or consolidate with other companies or sell substantially all of our assets, make certain restricted payments, enter into agreements that prohibit the payment of dividends, engage in transactions with affiliates and enter into certain hedging transactions. Aditionally, the Inbursa Peso Syndicated Facility limits our subsidiaries’ ability to guarantee certain additional indebtedness and to incur additional indebtedness under certain circumstances. On December 15, 2014, we repaid the Inbursa Peso Syndicated Facility in full.

Gruma Corporation Loan Facility

In October 2006, Gruma Corporation entered into a U.S.$100 million 5-year revolving credit facility with a syndicate of financial institutions, which was refinanced and extended to U.S.$200 million for an additional 5-year term on June 20, 2011.  The facility, as refinanced in 2011, has an interest rate based on LIBOR plus a spread of 1.375% to 2% that fluctuates in relation to Gruma Corporation’s leverage and contains less restrictive provisions than those in the facility replaced.  In November, 2012 we increased the aggregate commitment under this facility up to the maximum permitted amount of US $250,000,000.  The additional US $50,000,000 were used by Gruma Corporation to cover part of the purchase price under the ADM Transaction, specifically the purchase of ADM’s stake in Azteca Milling. This facility contains covenants that limit Gruma Corporation’s ability to merge or consolidate, and require it to maintain a ratio of total funded debt to consolidated EBITDA of not more than 3.0:1.  In addition, this facility limits Gruma Corporation’s, and certain of its subsidiaries’ ability, among other things, to create liens; make certain investments; make certain restricted payments; enter into any agreements that prohibit the payment of dividends; and engage in transactions with affiliates.  This facility also limits Gruma Corporation’s subsidiaries’ ability to incur additional debt. On November 24, 2014, the maturity was extended from June 2016 to November 2019 and the interest rates were reduced 25 basis points for a total all-in rate of LIBOR plus a spread between 112.5 and 175 basis points, depending on the leverage of the company. The Gruma Corporation Loan Facility was available with no outstanding balance as of December 31, 2014.

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

Syndicated Loan Facility

On March 22, 2011 we obtained a U.S.$225 million, five-year senior credit facility through a syndicate of banks.  The Syndicated Loan Facility consists of a term loan (“Term Loan Facility”) and a revolving loan facility (the “Revolving Loan Facility”).  Prior to the execution of the 2012 Bridge Loan Facility mentioned above, the permitted leverage ratio established under the Syndicated Loan Facility was increased, and the interest rate grid was also modified, among other revisions made through the execution of an amendment dated December 3, 2012. After such amendment, the interest rate for the Term Loan Facility and for the Revolving Loan Facility is either (i) LIBOR or (ii) an interest rate determined by the administrative agent based on its “prime rate” or the federal funds rate, respectively, plus, in either case, (a) 3.00% if our ratio of total funded debt to EBITDA (the “Maximum Leverage Ratio”) is greater than or equal to 4.5x, (b) 2.75% if our Maximum Leverage Ratio is greater than or equal to 4.0x and less than 4.5x, (c) 2.50% if our Maximum Leverage Ratio is greater than or equal to 3.5x and less than 4.0x; (d) 2.25% if our Maximum Leverage Ratio is greater than or equal to 3.0x and less than 3.5x; (e) 2.00% if our  Maximum Leverage Ratio is greater than or equal to 2.5x and less than 3.0x; (f) 1.75% if our Maximum Leverage Ratio is greater than or equal to 2.0x and less than 2.5x; and (g) 1.50% if our Maximum Leverage Ratio is less than 2.0x.  The Syndicated Loan Facility (as amended) contains covenants that require us to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1, and a Maximum Leverage Ratio of not more than 4.75:1 from December 4, 2012 until September 30, 2013; 4.50:1 from October 1, 2013 until September 30, 2014; 4.0:1 from October 1, 2014 until September 30, 2015; and 3.5:1 from October 1, 2015 and thereafter.  The Syndicated Loan Facility (as amended) also limits our ability, and our subsidiaries’ ability in certain cases, among other things, to: create liens; make certain investments or other restricted payments; merge or consolidate with other companies or sell substantially all of our assets; and enter into certain hedging transactions.  Additionally, the Syndicated Loan Facility (as amended) limits our subsidiaries’ ability to guarantee additional indebtedness issued by us and to incur additional indebtedness under certain circumstances. On December 12, 2014, we repaid the Term Loan Facility in full. The Revolving Loan Facility was available with no outstanding balance as of December 31, 2014.

Peso Syndicated Loan Facility

On June 15, 2011 we obtained a Ps.1,200 million, seven-year senior credit facility through a syndicate of banks.  The Peso Syndicated Loan Facility consists of a term loan maturing in June 2018 with yearly principal amortizations beginning in December 2015. Prior to the execution of the 2012 Bridge Loan Facility mentioned above, the permitted leverage ratio established under the Peso Syndicated Loan Facility was increased, and the interest rate grid was also modified, among other revisions made through the execution of an amendment dated December 3, 2012. After such amendment, the interest rate payable under the Peso Syndicated Loan Facility is the 91-day TIIE plus a spread between 137.5 and 262.5 basis points based on our ratio of total funded debt to EBITDA.  The Peso Syndicated Loan Facility (as amended) contains covenants that require us to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1, and to maintain a Maximum ratio of total funded debt to EBITDA of not more than 4.75:1 from December 4, 2012 until September 30, 2013; 4.50:1 from October 1, 2013 until September 30, 2014; 4.0:1 from October 1, 2014 until September 30, 2015; and 3.5:1 from October 1, 2015 and thereafter. The Peso Syndicated Loan Facility (as amended) also limits our ability, and our subsidiaries’ ability in certain cases, among other things, to: create liens; make certain investments or other restricted payments; merge or consolidate with other companies or sell substantially all of our assets; and enter into certain hedging transactions.  Additionally, the Peso Syndicated Loan Facility (as amended) limits our subsidiaries’ ability to guarantee additional indebtedness issued by us and to incur additional indebtedness under certain circumstances. As of December 31, 2014, Ps. 800 million was outstanding under the Peso Syndicated Loan Facility.

Rabobank Revolving Facility

On June 15, 2011 we obtained a U.S.$50 million, five-year senior credit facility from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.  On June 28, 2012, this facility was increased by U.S.$50 million to a total principal amount of U.S. $100 million.  Also, prior to the execution of the 2012 Bridge Loan Facility, the permitted leverage ratio established under the Rabobank Revolving Facility was increased, and the interest rate grid was modified, among other revisions made through the execution of an amendment dated November 29, 2012. After such amendments, the Rabobank Revolving Facility consists of a revolving loan facility, at in interest rate of LIBOR plus (a) 3.00% if our ratio of total funded debt to EBITDA is greater than or equal to 4.5x, (b) 2.75% if our Maximum Leverage Ratio is greater than or equal to 4.0x and less than 4.5x, (c) 2.50% if ours Maximum Leverage Ratio is greater than or equal to 3.5x and less than 4.0x; (d) 2.25% if our Maximum Leverage Ratio is greater than or equal to 3.0x and less than 3.5x; (e) 2.00% if our Maximum Leverage Ratio is greater than or equal to 2.5x and less than 3.0x; (f) 1.75% if our Maximum Leverage Ratio is greater than or equal to 2.0x and less than 2.5x; and (g) 1.50% if our Maximum Leverage Ratio is less than 2.0x.  The Rabobank Revolving Facility (as amended) contains covenants that require us to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1, and a Maximum Leverage Ratio of not more than 4.75:1 from November 29, 2012 until September 30, 2013; 4.50:1 from October 1, 2013 until September 30, 2014; 4.0:1 from October 1, 2014 until September 30, 2015; and 3.5:1 from October 1, 2015 and thereafter. The Rabobank Revolving Facility (as amended) also limits our ability, and our subsidiaries’ ability in certain cases, among other things, to: create liens; make certain investments or other restricted payments; merge or consolidate with other companies or sell substantially all of our assets; and enter into certain hedging transactions.  Additionally, the Rabobank Revolving Facility (as amended) limits our subsidiaries’ ability to guarantee additional indebtedness issued by us and to incur additional indebtedness under certain circumstances. The Rabobank Revolving Facility was available with no outstanding balance as of December 31, 2014.

2011 Bancomext Peso Facility

On June 16, 2011 we obtained a Ps.600 million, seven-year senior credit facility from Bancomext (Banco Nacional de Comercio Exterior).  Prior to the execution of the 2012 Bridge Loan Facility mentioned above, the permitted leverage ratio established under the 2011 Bancomext Peso Facility was increased, and the interest rate grid was modified, among other revisions made through the execution of an amendment dated December 7, 2012. After such amendment, the 2011 Bancomext Peso Facility consists of a term loan maturing in June 2018 at an interest rate of 91-day TIIE plus a spread between 137.5 and 262.5 basis points based on our ratio of total funded debt to EBITDA.  The 2011Bancomext Peso Facility contains a covenant that requires us to maintain a ratio of consolidated EBITDA to interest charges of not less than 2.5:1 as well as a covenant that requires us to maintain a maximum ratio of total funded debt to EBITDA of not more than 4.75:1 from December 8, 2012 until September 30, 2013; 4.50:1 from October 1, 2013 until September 30, 2014; 4.0:1 from October 1, 2014 until September 30, 2015; and 3.5:1 from October 1, 2015 and thereafter.  The 2011 Bancomext Peso Facility also limits our ability, and our subsidiaries’ ability in certain cases to create liens.

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

We repaid the 2011 Bancomext Peso Facility in full in September 2014.

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

If we pay a dividend in an amount greater than our CUFIN balance (which may occur in a year when net profits exceed the balance in such accounts), then we are required to pay 30% income tax on an amount equal to the product of the portion of the grossed-up amount which exceeds such balance multiplied by 1.4286.  This tax would be paid by the company paying the dividend.

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

The summary does not purport to be a comprehensive description of all of the tax consequences of the acquisition, ownership or disposition of Series B Shares or ADSs.  The summary applies only to U.S. holders that will hold their Series B Shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders that own or are treated as owning 10% or more of our voting Series B Shares (whether held directly or through ADSs or both), tax-exempt entities, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, certain U.S. expatriates, holders liable for the alternative minimum tax, securities traders electing to account for their investment in their Series B Shares or ADSs on a mark-to-market basis, partnerships and other pass-through entities and persons holding their Series B Shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction.  The following summary assumes that we are not a passive foreign investment company (a “PFIC”), which we do not believe that we were for our 2014 taxable year and do not currently expect to become for our current taxable year or the foreseeable future.

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

If Mexican income tax is withheld on the sale, redemption or other taxable disposition of Series B Shares or ADSs, the amount realized by a U.S. holder will include the gross amount of the proceeds of that sale, redemption or other taxable disposition before deduction of the Mexican income tax.  A U.S. holder who is eligible for the benefits of the Tax Treaty, can elect to treat capital gain or loss, if any, realized on the sale or other taxable disposition of Series B Shares or ADSs that is subject to Mexican income tax as foreign source gain or loss for U.S. foreign tax credit purposes. Consequently, in the case of gain from the disposition of Series B

Shares or ADSs that is subject to Mexican income tax (see “Mexican Taxation – Taxation of Disposition”), a U.S. holder, subject to a number of complex limitations and conditions (including a minimum holding period requirement), may be able to benefit from the foreign tax credit for that Mexican income tax. Otherwise, any, capital gain or loss realized by a U.S. holder on a sale, redemption or other taxable disposition of Series B Shares or ADSs will be treated as U.S. source income or loss for U.S. foreign tax credit purposes and a U.S. holder may not be able to benefit from the foreign tax credit for that Mexican income tax (i.e., because the gain from the disposition would be U.S. source), unless the U.S. holder can apply the credit against U.S. federal income tax payable on other income from foreign sources.  Alternatively, the U.S. holder may take a deduction for the Mexican income tax if it does not elect to claim a foreign tax credit with respect to any foreign income taxes paid or accrued during the taxable year.

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

We do not believe that it was a PFIC, for U.S. federal income tax purposes, for its preceding taxable year and does not expect to be a PFIC in its current taxable year or in the foreseeable future. However, because PFIC status depends upon the composition of a company’s income and assets, the market value of assets from time to time, and the application of rules that are not always clear, there can be no assurance that we will not be classified as a PFIC for any taxable year.

If we were to be classified a PFIC, a U.S. holder could be subject to material adverse tax consequences including being subject to greater amounts of tax on gains and certain distributions on the Series B Shares or ADSs as well as increased reporting obligations. U.S. holders should consult their tax advisors about the possibility that we might be classified as a PFIC and the consequences if we were classified as a PFIC.

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

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

In 2008 we implemented specific improvements to our internal controls concerning the use of derivative financial instruments.  In addition, we implemented a new risk management policy that besides consolidating such improvements, prohibits us from entering into derivative financial instruments for trading purposes with the aim of obtaining profits based on changes in market values.  However, the use of financial derivative instruments for hedging purposes is allowed if used with the objective of mitigating financial risks and associated with a hedged item that is relevant to business activities.

INTEREST RATE RISK

We depend upon debt financing transactions, including debt securities, bank and vendor credit facilities and leases, to finance our operations.  All such financial instruments, as well as the related interest rate derivatives discussed further below, are entered into for other than trading purposes.  These transactions expose us to interest rate risk, with the primary interest-rate risk exposure resulting from changes in the relevant base rates (mostly LIBOR and to a lesser extent, TIIE and EUROLIBOR) which are used to determine the interest rates that are applicable to borrowings under our credit facilities.  We are also exposed to interest rate risk in connection with refinancing of maturing debt.  We had U.S.$402.34 million (Ps.5,921.74 million) of fixed rate debt and U.S.$334.41 million (Ps.4,921.98 million) in floating rate debt as of December 31, 2014.  A hypothetical 100 basis point increase or decrease in interest rates would not have a significant effect on the fair value of our fixed rate debt.  The following table sets forth, as of December 31, 2014, principal cash flows and the related weighted average interest rates by expected maturity dates for our debt obligations.

	Maturity Dates
	2015	2016	2017	2018	Thereafter	Total	Fair Value
	(in millions of pesos, except percentages)
Liabilities
Debt
Fixed Rate (Ps.)	$20.11	$14.43	$0.00	$0.00	$5,887.20	$5,921.74	$6,098.35
Average Rate	4.86%	4.85%	0%	0%	4.875%
Floating Rate (Ps.)	$1,417.00	$617.66	$1,026.44	$1,860.88	$0.00	$4,921.98	$5,007.98
Average Rate	2.75%	2.16%	2.16%	2.16%	2.06%

From time to time, we use derivative financial instruments such as interest rate swaps for purposes of hedging a portion of our debt, in order to reduce our exposure to increases in interest rates.  Several of these contracts, however, do not qualify for accounting treatment as hedging transactions.

Since 2011, we have not entered into any additional interest rate swap transactions.

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

FOREIGN EXCHANGE RATE RISK

Our net sales are denominated in U.S. dollars, Mexican pesos and other currencies.  During 2014, 53% of our revenues were generated in U.S. dollars, 30% in pesos and 17% in other currencies.  In addition, as of December 31, 2014, 70% of our total assets were denominated in currencies other than Mexican pesos, particularly U.S. dollars.  A significant portion of our operations is financed through U.S. dollar-denominated debt.

We believe that we have natural foreign exchange hedges incorporated in our balance sheet, in significant part because we have subsidiaries outside Mexico, and the peso-denominated value of our equity in these subsidiaries is also exposed to fluctuations in exchange rates.  Changes in the peso value of equity in our subsidiaries caused by movements in foreign exchange rates are recognized as a component of equity.  See Note 4 to our audited consolidated financial statements.

As of December 31, 2014, 90.62% of our debt obligations was denominated in U.S. dollars. The following table sets forth information concerning our U.S. dollar-denominated debt as of December 31, 2014. The table does not reflect our U.S. dollar sales or our U.S. dollar-denominated assets.

	Expected Maturity Date (U.S. dollar-denominated Debt) as of December 31, 2014
U.S. dollar-denominated debt	2015	2016	2017	Thereafter	Total	Fair Value
	(in millions of pesos)

4.875% 10-year Bond	$0.00	$0.00	$0.00	$5,887.20	$5,887.20	$6,063.82
BBVA Syndicated Loan Facility	$0.00	$0.00	$0.00	$0.00	$0.00
Rabobank Syndicated Facility	$323.80	$485.69	$485.69	$1,780.88	$3,076.06	3,153.69
Other U.S. dollar loans	$863.46	$0.00	$0.00	$0.00	$863.46	863.46
TOTAL	$1,187.25	$485.69	$485.69	$7,668.08	$9,826.72	$10,080.97

An important part of our foreign exchange rate risk relates to our substantial U.S. dollar-denominated debt for our non-U.S. subsidiaries.

As indicated in Notes 4 and 20 C to our audited consolidated financial statements, during 2014, we entered into forward transactions in order to hedge the Mexican peso to U.S. dollar foreign exchange rate risk related to the price of corn purchases for the summer and winter corn harvests in Mexico.  Since these exchange rate derivative financial instruments did not qualify for hedge accounting treatment, they were recognized at fair value and are subsequently re-measured at fair value.  As of December 31, 2014, we did not have open positions of foreign exchange derivative transactions. The operations of these instruments terminated as of December 31, 2014, represented an unfavorable effect of approximately Ps.23.4 million recognized in income as comprehensive financing cost, net.

As of March 31, 2015, we had foreign exchange derivative transactions in effect for a nominal amount of U.S.$201.9 million with different maturities from April through July. We recognized our currency derivative instruments at fair value. The purpose of these contracts was to hedge the risks related to exchange rate fluctuations on the price of corn and wheat, which is denominated in U.S. dollars.

In recent years, political and social instability has prevailed in Venezuela, and the Venezuelan government devalued its currency and established a two tier exchange structure on January 11, 2010.  On December 30, 2010, the Venezuelan government issued Exchange Agreement No. 14, which established a single exchange rate of 4.30 bolivars per U.S. dollar effective January 1, 2011.  We lost control of the Venezuelan Companies on January 22, 2013.  On February 8, 2013, the National Executive, through the Central Bank of Venezuela and the Ministry of Popular Power for Planning and Finance, amended the Exchange Agreement to the effect that an exchange rate of 6.30 bolivars per U.S. dollar is applicable to all operations conducted in foreign currency effective as of

February 9, 2013. The Venezuelan Companies have been deconsolidated from our operations as of January 22, 2013. As indicated in Note 4 to our audited consolidated financial statements, in March 2013, the Venezuelan government announced the creation of an alternative exchange mechanism called the Supplementary System of Foreign Exchange Administration (Sistema Complementario de Administración de Divisas, SICAD). The SICAD operates as an auction system that allows entities of specific sectors to buy foreign currency for imports. This is not a free auction (that is, the counterpart that offers the highest price does not necessarily have the right to receive the foreign currency). Each auction may have different rules (for example, the minimum and maximum amount of foreign currency that may be offered to exchange). Limited amounts of dollars are available and entities do not commonly get the full amount for which they entered in auction. During December 2013, the Venezuelan government authorized the Central Bank of Venezuela to publish the average exchange rate resulting of SICAD auctions. During the weeks commencing on December 23 and December 30, 2013, the Central Bank of Venezuela published on its website the average exchange rate for auctions No.13 and No.14 (11.30 Venezuelan bolivars per U.S. dollar).

On January 24, 2014, Exchange Agreement No. 25 became effective, which establishes the cases to which the SICAD 1 exchange rate (Bs.11.30 per dollar) applies for sale of foreign currency transactions. In addition, the agreement also provides that the sale operation of foreign currency, whose clearance has been requested to the Central Bank of Venezuela before the Exchange Agreement No. 25 became effective, will be settled at the exchange rate effective on the date on which such operations were authorized. This Exchange Agreement No.25 will result in a net foreign exchange loss of Ps.17 million to us in 2014, which will be presented as discontinued operations, this exchange loss resulted from certain accounts receivable maintained with the Venezuelan companies as of December 31, 2014 which are expected to be settled at this SICAD 1 exchange rate (Bs.12.00 per dollar as of December 31,2014).

During 2014, the Venezuelan Government expanded the use of SICAD rate creating a third currency exchange mechanism called SICAD 2 which may be used by entities for certain transactions. SICAD 2 initiated operations in March 2014, at the time, the bolivar sold for an average of Bs.51.86 per U.S. dollar. The SICAD 2 daily average rate was published by the Central Bank of Venezuela. Based on a simulation exercise where a different exchange rate is used, such as the SICAD 2 (Bs.49.99 per dollar at December 31, 2014) , an additional foreign exchange loss of Ps.65 million will result from certain accounts receivable of the Venezuelan companies.

On February 10, 2015, Exchange Agreement No. 33 published in the Official Gazette of Venezuela, eliminated as of February 12, 2015 the foreign exchange rate SICAD 2 and created a new foreign exchange rate mechanism called SIMADI (Foreign Exchange Marginal System). According to the decree, the foreign exchange rate will be the one freely agreed by the parties involved in transactions for the purchase and sale of dollars in the market. The Central Bank of Venezuela will publish daily on its website the reference foreign exchange rate, corresponding to the weighted average exchange rate of the operations for each day in the markets of: a) trading transactions in local currency for foreign currency operations, and b) trading transactions in local currency for foreign currency securities. The SIMADI foreign exchange rate published on the date on which our consolidated financial statements were authorized, was Bs.171.03 per dollar.

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

During 2014, we entered into short-term hedge transactions through commodity futures and options for a portion of our requirements. All derivative financial instruments are recorded on the consolidated balance sheet at their fair value as either assets or liabilities. Changes in the fair value of derivatives are recorded each period in earnings or accumulated other comprehensive income in stockholders’ equity, depending on whether the derivative qualifies for hedge accounting and is effective as part of a hedge transaction. Ineffectiveness results when the change in the fair value of the hedge instruments differs from the change in the fair value of the hedged item.

For hedge transactions that qualify and are effective, gains and losses are deferred until the underlying asset or liability is settled, and then are recognized as part of that transaction.

Gains and losses which represent hedge ineffectiveness and derivative transactions that do not qualify for hedge accounting are recognized in income.

As of December 31, 2014, 2013 and 2012 financial instruments that qualify as hedge accounting represented an unfavorable effect of Ps. 25.1 million and Ps.71.5 million in 2014 and 2013, respectively, and a favorable effect of Ps.119.3 million, in 2012, which was recognized as comprehensive income in equity. From time to time we hedge commodity price risks utilizing futures and options strategies that do not qualify for hedge accounting. As a result of non-qualification, these derivative financial instruments are recognized at their estimated fair values and are marked to market with the associated effect recorded in current period earnings. For the years ended December 31, 2014 and 2012, we recognized a favorable effect of Ps.45.5 million and Ps.17.1 million, respectively. Additionally, for the years ended December 31, 2014 and 2013, we realized Ps.76.6 million and Ps.30.2 million, respectively,  in net losses on commodity price risk hedges that did not qualify for hedge accounting, while for the year ended December 31, 2012 we realized net gains of Ps.21.1 million.

Based on our commodity exposure hedged with derivative financial instruments at December 31, 2014, 2013 and 2012 a hypothetical decrease or increase of 10 percent in market prices applied to the fair value of the instruments would result in a gain or loss to income of Ps.34.7 million, Ps.54.6 million and Ps.68.8 million, respectively (for non-qualifying contracts).

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

ITEM 12                   Description of Securities Other than Equity Securities.

American Depositary Shares

Our Series B Shares have been traded on the Bolsa Mexicana de Valores, S.A.B. de C.V., or Mexican Stock Exchange, since 1994. The ADSs, each representing four Series B Shares, commenced trading on the New York Stock Exchange in November 1998. As of April 24, 2015, our capital stock was represented by 432,749,079 issued Series B shares, all of them fully subscribed and paid. As of December 31, 2014, 44,874,804 Series B shares of our common stock were represented by 11,218,701 ADSs held by five record holders in the United States.

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

Pursuant to the Deposit Agreement, the Depositary may deduct the amount of any taxes or other governmental charges owed from any payments to holders. It may also sell deposited securities to pay any taxes owed. Holders may be required to indemnify the Depositary, us and the Custodian from any claims with respect to taxes.

PART II

ITEM 13                    Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

ITEM 14                    Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

ITEM 15                    Controls and Procedures.

(a)         Disclosure controls and procedures. We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2014. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, as appropriate to allow timely decisions regarding required disclosure.

(b)         Management’s annual report on internal controls over financial reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our Board of Directors, Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer and other personnel, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework (v.2013) by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Control—Integrated Framework (v.2013), our management concluded that our internal control over financial reporting was effective as of December 31, 2014.

(c)          Attestation Report of the registered public accounting firm. The report of PricewaterhouseCoopers, S.C., an independent registered public accounting firm, on our internal control over financial reporting is included herein at page F-2.

(d)         Changes in internal control over financial reporting. There has been no change in our internal control over financial reporting during 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.                                Principal Accountant Fees and Services.

Audit and Non-Audit Fees

The following table sets forth the fees billed to us and our subsidiaries by our independent registered public accountants, PricewaterhouseCoopers, during the fiscal years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014		2013
	(thousands of Mexican pesos)
Audit fees	Ps.	53,025	Ps.	46,306
Tax fees	8,947		10,198
Other fees	1,591		1,190
Total fees	Ps.	63,563	Ps.	57,694

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

ITEM 16D.                                Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

ITEM 16E.                                Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Issuer Purchase of Equity Securities

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1, 2014- January 31, 2014	0	Not applicable	0	Not applicable
February 1, 2014- February 28, 2014	0	Not applicable	0	Not applicable
March 1, 2014- March 31, 2014	0	Not applicable	0	Not applicable
April 1, 2014- April 30, 2014	0	Not applicable	0	Not applicable
May 1, 2014- May 31, 2014	0	Not applicable	0	Not applicable
June 1, 2014- June 30, 2014	0	Not applicable	0	Not applicable
July 1, 2014- July 31, 2014	0	Not applicable	0	Not applicable
August 1, 2014- August 31, 2014	0	Not applicable	0	Not applicable
September 1, 2014- September 30, 2014	0	Not applicable	0	Not applicable
October 1, 2014- October 31, 2014	0	Not applicable	0	Not applicable
November 1, 2014- November 30, 2014	0	Not applicable	0	Not applicable
December 1, 2014- December 31, 2014	0	Not applicable	0	Not applicable

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

ITEM 16F.                                 Change in Registrant’s Certifying Accountant.

During the years ended December 31, 2014, 2013 and 2012 and through the date of this annual report, the principal independent registered public accountant engaged to audit our financial statements, PricewaterhouseCoopers, S.C., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed.

ITEM 16G.                               Corporate Governance.

We are a Mexican corporation with shares listed on the Mexican Stock Exchange and on the NYSE. Our corporate governance practices are governed by our bylaws and the Mexican corporate governance practices, including those set forth in the Mexican Securities Law, the Circular Única de Emisoras (the “Mexican Circular Única”) issued by the Mexican Banking and Securities Commission and the Reglamento Interior de la Bolsa Mexicana de Valores (the “Mexican Stock Exchange Rules”), and to applicable US securities laws including the Sarbanes-Oxley Act of 2002 (“SOX”) and the rules of the NYSE (the “NYSE Rules”) to the extent SOX and the NYSE Rules apply to foreign private issuers like us. We adhere to the Code of Best Corporate Practices and the Code of Corporate Integrity and Ethics issued by the Consejo Coordinador Empresarial, or Mexican Entrepreneur Coordinating Board. Certain NYSE Rules relating to corporate governance are not applicable to us because of our status as a foreign private issuer. Specifically, we are permitted to follow home country practices in lieu of certain provisions of Section 303A of the NYSE Rules. In accordance with the requirement of Section 303A.11 of the NYSE Rules, the following is a summary of significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under the NYSE’s listing standards.

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

ITEM 16H.                               Mine Safety Disclosure.

Not Applicable.

PART III

ITEM 17                    Financial Statements.

Not Applicable.

ITEM 18                    Financial Statements.

See pages F-1 through F-81, incorporated herein by reference.

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

Documents filed as exhibits to this annual report:

Exhibit No.

1	Our bylaws (estatutos sociales) as amended through May 15, 2013, together with an English translation. (1)

2(a)

Deposit Agreement, dated as of September 18, 1998, by and among us, Citibank, N.A. as Depositary and the Holders and Beneficial Owners of American Depositary Shares Evidenced by American Depositary Receipts Issued Thereunder (including form of American Depositary Receipt).(2)

2(b)	Indenture, dated as of December 5, 2014, between us and The Bank of New York Mellon., as Indenture Trustee representing up to U.S.$400,000,000 of our 4.875% Senior Notes due 2024.

4(a)(1)

U.S.$225 million credit facility by and among us, the Lenders party thereto and BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, as Administrative Agent, dated March 22, 2011(3) as amended as of December 3, 2012.(5)

4(a)(2)

U.S.$200 million revolving credit facility among Gruma Corporation, the Lenders party thereto, Bank of America, N.A., as Administrative Agent, Documentation Agent, Swing Line Lender, and Letter of Credit Issuer, dated June 20, 2011,(4), as amended on November 21, 2012(4) and November 24, 2014

4(a)(3)

Ps.1,200 million credit facility by and among us, the Lenders party thereto and BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, as Administrative Agent, dated June 15, 2011(4), and its amendment dated December 3, 2012.(5)

4(a)(5)(1)	U.S.$50 million credit facility by and among us and Centrale Raiffeisen-Boerenleenbank B.A. dated June 15, 2011(4) as amended on June 28, 2012(5) and November 29, 2012(5).

4(a)(6)	U.S.$220 million syndicated credit facility dated June 13, 2013 with Rabobank Nederland(6)

4(a)(7)	Ps 2,300 million syndicated credit facility dated June 10, 2013 with Inbursa(6)

4(a)(8)	Equity Purchase Agreement by and among us, Archer-Daniels-Midland Company, ADM Milling, Co., and ADM Bio Productos, S.A. de C.V. dated December 14, 2012.(5)

5	Trademark License Agreement by and among us and GIMSA, dated November 29, 2013. (6)

8	List of Principal Subsidiaries.

12(a)(1)	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2015.

12(a)(2)	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2015.

13	Officer Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2015.

(1)      Previously filed in annual report on Form 20-F (File No. 001-14852), originally filed with the SEC on April 30, 2014.  Incorporated herein by reference.

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

(5)      Previously filed in annual report on Form 20-F (File No. 1-14852), originally filed with the SEC on April 30, 2013. Incorporated herein by reference.

(6)      Previously filed in annual report on Form 20-F (File No. 1-14852), originally filed with the SEC on April 30, 2014. Incorporated herein by reference.

SIGNATURES

The registrant, Gruma, S.A.B. de C.V., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUMA, S.A.B. de C.V.

/S/ HOMERO HUERTA MORENO
Name: Homero Huerta Moreno
Title: Chief Administrative Officer

Dated: April 30, 2015

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

AND FOR THE YEARS ENDED

DECEMBER 31, 2014, 2013 AND 2012

CONTENT

Report of Independent Registered Public Accounting Firm

To the Stockholders of

Gruma, S. A. B. de C. V.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows, present fairly, in all material respects, the financial position of Gruma, S. A. B. de C. V. and its subsidiaries (the “Company”), at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing in Item 15.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

We draw attention to the disclosed in notes to the financial statements: (i) Notes 2-D and 26, related to the sale of the wheat flour operations in México on December 2014 and as a result, the financial performance and cash flows for those operations, on the accompanying financial statements, were classified as discontinued operations, which were retrospectively presented on this manner, as required by IFRS; in addition, and in order to segregate the continued from the discontinued operations, some disclosures notes from prior years have been updated. (ii) Notes 26 and 28, where is mentioned that, on January 22, 2013, the Ministry of Justice and Internal Relations in Venezuela designated individuals as special managers representing the Bolivarian Republic of Venezuela, for the foreign subsidiaries located in that country, providing the right to take control over such subsidiaries. Consequently and as a result of the loss of control, the Company stopped consolidating the financial information of the Venezuelan subsidiaries as of January 22, 2013.

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

PricewaterhouseCoopers, S. C.

/S/ VICTOR A. ROBLEDO GÓMEZ

C.P.C. Víctor A. Robledo Gómez

Monterrey, Nuevo León, México
April 30, 2015

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

	Note	2014		2013
Assets
Current:
Cash and cash equivalents	6	Ps.	1,465,088	Ps.	1,338,555
Derivative financial instruments	20	96,376		120,562
Accounts receivable, net	7	6,489,396		7,193,317
Inventories	8	6,556,777		7,644,130
Recoverable income tax		707,242		1,768,539
Prepaid expenses		153,770		167,739
		15,468,649		18,232,842
Asset held for sale	11	—		103,300
Total current assets		15,468,649		18,336,142

Non-current:
Long-term notes and accounts receivable	9	182,843		190,863
Investment in associate	10	—		148,881
Property, plant and equipment, net	11	17,814,336		17,904,972
Intangible assets, net	12	2,792,146		2,631,101
Deferred tax assets	13	1,269,743		287,668
Investment in Venezuela available for sale	26	3,109,013		3,109,013
Total non-current assets		25,168,081		24,272,498

Total Assets		Ps.	40,636,730	Ps.	42,608,640

Liabilities
Current:
Short-term debt	14	Ps.	1,437,108	Ps.	3,275,897
Trade accounts payable		3,555,521		3,547,498
Derivative financial instruments	20	49,024		71,540
Provisions	15	129,047		53,980
Income tax payable		623,867		1,525,933
Other current liabilities	16	3,011,424		2,875,593
Total current liabilities		8,805,991		11,350,441

Non-current:
Long-term debt	14	9,324,052		13,096,443
Provision for deferred taxes	13	2,344,759		2,046,118
Employee benefits obligations	17	619,983		629,043
Provisions	15	445,177		323,804
Other non-current liabilities	29	1,012,522		735,931
Total non-current liabilities		13,746,493		16,831,339

Total Liabilities		22,552,484		28,181,780

Equity
Shareholders’ equity:
Common stock	18	5,363,595		5,363,595
Reserves		(171,932)		(132,209)
Retained earnings	18	11,371,983		7,741,678
Total shareholders’ equity		16,563,646		12,973,064
Non-controlling interest		1,520,600		1,453,796

Total Equity		18,084,246		14,426,860
Total Liabilities and Equity		Ps.	40,636,730	Ps.	42,608,640

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(In thousands of Mexican pesos, except per-share data)

(Notes 1, 2 and 3)

	Note	2014		2013		2012

Net sales		Ps.	49,935,328	Ps.	49,035,523	Ps.	49,270,534
Cost of sales		(31,574,750)		(32,265,587)		(33,548,061)

Gross profit		18,360,578		16,769,936		15,722,473

Selling and administrative expenses		(12,040,402)		(11,937,116)		(13,040,182)
Other expenses, net	22	(297,262)		(193,069)		(73,198)

Operating income		6,022,914		4,639,751		2,609,093

Comprehensive financing cost, net	24	(1,105,403)		(987,625)		(880,390)

Income before income tax		4,917,511		3,652,126		1,728,703

Income tax expense	25	(1,059,583)		(195,361)		(905,280)

Consolidated net income from continuing operations		3,857,928		3,456,765		823,423

Income (loss) from discontinued operations, net	26	598,852		(146,796)		880,336

Consolidated net income		Ps.	4,456,780	Ps.	3,309,969	Ps.	1,703,759

Attributable to:
Shareholders		Ps.	4,287,310	Ps.	3,163,133	Ps.	1,115,338
Non-controlling interest		169,470		146,836		588,421
		Ps.	4,456,780	Ps.	3,309,969	Ps.	1,703,759

From continuing operations:
Basic and diluted earnings per share (pesos)		Ps.	8.38	Ps.	7.28	Ps.	0.82

From discontinued operations:
Basic and diluted earnings per share (pesos)		Ps.	1.53	Ps.	(0.12)	Ps.	1.18

From continuing and discontinued operations:
Basic and diluted earnings per share (pesos)		Ps.	9.91	Ps.	7.16	Ps.	2.00

Weighted average shares outstanding (thousands)		432,749		441,835		558,712

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

	Note	2014		2013		2012

Consolidated net income		Ps.	4,456,780	Ps.	3,309,969	Ps.	1,703,759

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurement of employment benefit obligations	17	(11,414)		(170,618)		(105,967)
Income taxes	13	(4,223)		42,298		10,783
		(15,637)		(128,320)		(95,184)

Items that may be subsequently reclassified to profit or loss:
Foreign currency translation adjustments (net of the reclassification adjustment from discontinued operations of Ps.432,458 in 2013)		(162,033)		156,847		29,130
Share of other comprehensive income of associated companies		—		—		71,217
Cash flow hedges		110,810		(585,811)		461,687
Other		—		—		(71,810)
Income taxes	13	17,981		142,545		(125,113)
		(33,242)		(286,419)		365,111

Other comprehensive income, net of tax		(48,879)		(414,739)		269,927

Total comprehensive income		Ps.	4,407,901	Ps.	2,895,230	Ps.	1,973,686

Attributable to:
Shareholders		Ps.	4,239,705	Ps.	2,630,867	Ps.	1,378,161
Non-controlling interest		168,196		264,363		595,525
		Ps.	4,407,901	Ps.	2,895,230	Ps.	1,973,686

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

Common stock (Note 18-A)	Reserves
Number of shares (thousands)	Amount	Foreign currency translation (Note 18-D)	Share of equity of associated companies	Cash flow hedges and other reserves	Retained earnings (Note 18-B)	Total shareholders’ equity	Non- controlling interest	Total equity

Balances at January 1, 2012	563,651	Ps.	6,972,425	Ps.	(76,972)	Ps.	(71,217)	Ps.	3,953	Ps.	6,603,014	Ps.	13,431,203	Ps.	4,281,581	Ps.	17,712,784
Transactions with owners of the Company:
Dividends paid from net tax profit account	—	(96,187)	(96,187)
Contribution from non-controlling interest	—	165,710	165,710
Acquisition of Company’s own shares	(106,335)	(1,304,346)	(2,707,003)	(4,011,349)	—	(4,011,349)
Contingent payment due to acquisition of Company’s own shares (Note 29)	(492,272)	(492,272)	—	(492,272)
Effect of acquisition of non-controlling interest, net of taxes (Note 29)	995,923	995,923	(1,914,578)	(918,655)
(106,335)	(1,304,346)	—	—	—	(2,203,352)	(3,507,698)	(1,845,055)	(5,352,753)
Comprehensive income:
Net income of the year	1,115,338	1,115,338	588,421	1,703,759
Foreign currency translation adjustment (Net of taxes of Ps.825)	9,860	9,860	20,095	29,955
Other	71,217	(328)	(71,217)	(328)	(265)	(593)
Remeasurement of employment benefit obligations (Net of taxes of Ps.10,783)	(82,458)	(82,458)	(12,726)	(95,184)
Cash flow hedges (Net of taxes of Ps.(125,938))	335,749	335,749	—	335,749
Comprehensive income of the year	—	—	9,860	71,217	335,421	961,663	1,378,161	595,525	1,973,686

Balances at December 31, 2012	457,316	5,668,079	(67,112)	—	339,374	5,361,325	11,301,666	3,032,051	14,333,717
Transactions with owners of the Company:
Dividends paid from CUFIN	—	(594,024)	(594,024)
Cancellation of Company’s own shares due to merger with shareholder (Note 10)	(24,567)	(304,484)	(705,364)	(1,009,848)	—	(1,009,848)
Decrease of non-controlling interest due to cease of consolidation of Venezuela (Note 26)	—	(1,057,497)	(1,057,497)
Effect on acquisition of non-controlling interest, net of taxes	50,379	50,379	(191,097)	(140,718)
(24,567)	(304,484)	—	—	—	(654,985)	(959,469)	(1,842,618)	(2,802,087)
Comprehensive income:
Net income of the year	3,163,133	3,163,133	146,836	3,309,969
Foreign currency translation adjustment (Net of taxes of Ps.(14,391))	(278,338)	(278,338)	2,727	(275,611)
Currency translation of discontinued operations	317,133	317,133	115,325	432,458
Remeasurement of employment benefit obligations (Net of taxes of Ps.42,298)	(127,795)	(127,795)	(525)	(128,320)
Cash flow hedges (Net of taxes of Ps.156,936)	(443,266)	(443,266)	—	(443,266)
Comprehensive income of the year	—	—	38,795	—	(443,266)	3,035,338	2,630,867	264,363	2,895,230

Balances at December 31, 2013	432,749	Ps.	5,363,595	Ps.	(28,317)	Ps.	—	Ps.	(103,892)	Ps.	7,741,678	Ps.	12,973,064	Ps.	1,453,796	Ps.	14,426,860

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

	Common stock (Note 19-A)			Reserves
	Number of shares (thousands)	Amount		Foreign currency translation (Note 19-D)		Share of equity of associated companies		Cash flow hedges and other reserves		Retained earnings (Note 19-B)		Total shareholders’ equity		Non- controlling interest		Total equity

Balances at December 31, 2013	432,749	Ps.	5,363,595	Ps.	(28,317)	Ps.	—	Ps.	(103,892)	Ps.	7,741,678	Ps.	12,973,064	Ps.	1,453,796	Ps.	14,426,860
Transactions with owners of the Company:
Dividends paid (Ps.1.50 per share)										(649,123)		(649,123)		(101,392)		(750,515)
	—	—		—		—		—		(649,123)		(649,123)		(101,392)		(750,515)
Comprehensive income:
Net income of the year										4,287,310		4,287,310		169,470		4,456,780
Foreign currency translation adjustment (Net of taxes of Ps.30,712)				(137,802)								(137,802)		6,481		(131,321)
Remeasurement of employment benefit obligations (Net of taxes of Ps.(4,223))										(7,882)		(7,882)		(7,755)		(15,637)
Cash flow hedges (Net of taxes of Ps.(12,731))								98,079				98,079		—		98,079
Comprehensive income of the year	—	—		(137,802)		—		98,079		4,279,428		4,239,705		168,196		4,407,901

Balances at December 31, 2014	432,749	Ps.	5,363,595	Ps.	(166,119)	Ps.	—	Ps.	(5,813)	Ps.	11,371,983	Ps.	16,563,646	Ps.	1,520,600	Ps.	18,084,246

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

		2014	2013		2012
Operating activities:
Income before taxes	Ps.	4,917,511	Ps.	3,652,126	Ps.	1,728,703
Foreign exchange (gain) loss from working capital		(188,825)	(7,712)		91,630
Net cost of the year for employee benefit obligations		142,017	105,918		103,503
Items related with investing activities:
Depreciation and amortization		1,460,451	1,569,376		1,522,778
Impairment of long-lived assets		14,395	45,235		4,014
Written-down fixed assets		64,503	—		37,681
Interest income		(13,273)	(16,645)		(15,057)
Loss in sale of fixed assets and damaged assets		42,788	93,089		18,528
Items related with financing activities:
Derivative financial instruments		145,274	(32,578)		(93,501)
Foreign exchange loss (gain) from debt		116,412	(38,761)		(2,342)
Interest expense		1,008,251	1,014,656		780,790
		7,709,504	6,384,704		4,176,727
Accounts receivable, net		258,084	272,851		(206,899)
Inventories		382,429	1,945,933		(1,397,041)
Prepaid expenses		46,445	18,215		(7,688)
Trade accounts payable		(110,409)	(1,488,658)		874,387
Accrued liabilities and other accounts payables		44,845	537,578		(62,932)
Income taxes paid		(1,816,012)	(1,016,629)		(1,833,885)
Employee benefits obligations and others, net		(135,532)	(138,010)		(60,455)
Net cash flows from operating activities of discontinued operations		350,646	163,447		323,922
		(979,504)	294,727		(2,370,591)
Net cash flows from operating activities		6,730,000	6,679,431		1,806,136

Investing activities:
Acquisitions of property, plant and equipment		(1,597,298)	(1,408,730)		(2,384,731)
Sale of property, plant and equipment		115,574	115,354		74,714
Investment in Valores Azteca, S.A. de C.V. (associate)		—	—		(895,640)
Acquisition of subsidiaries, net of cash acquired		(122,081)	—		—
Acquisition of intangible assets		(17,126)	(2,580)		(14,063)
Sale of wheat flour operation in Mexico		3,677,788	—		—
Interests collected		13,273	16,498		15,057
Other		922	12,382		15,345
Net cash flows used in investing activities of discontinued operations		(75,464)	(257,825)		(266,311)
Net cash flows provided by (used in) investing activities		1,995,588	(1,524,901)		(3,455,629)

Cash to be used in (provided by) financing activities		8,725,588	5,154,530		(1,649,493)

Financing activities:
Proceeds from debt		8,838,154	12,361,530		14,617,718
Payment of debt		(15,649,521)	(15,873,548)		(6,970,516)
Interests paid		(1,010,976)	(994,675)		(767,618)
Derivative financial instruments collected		(13,832)	24,366		143,889
Acquisition of Company’s own shares		—	—		(4,011,348)
Acquisition of non-controlling interest (1)		—	(37,418)		(996,575)
Capital contribution from non-controlling interest		—	—		165,710
Dividends paid		(750,515)	(594,024)		(96,187)
Net cash flows used in financing activities of discontinued operations		(4,556)	1,373		(267,398)
Net cash flows (used in) provided by financing activities		(8,591,246)	(5,112,396)		1,817,675

Net increase in cash and cash equivalents		134,342	42,134		168,182
Exchange differences on cash		(7,809)	9,053		(60,465)
Cash and cash equivalents at the beginning of the year		1,338,555	1,287,368		1,179,651
Cash and cash equivalents at the end of the year		$1,465,088	Ps.	1,338,555	Ps.	1,287,368

The accompanying notes are an integral part of these consolidated financial statements.

(1) At December 31, 2013, an account payable for Ps.103,300 resulted from this transaction.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

1.              ENTITY AND OPERATIONS

Gruma, S.A.B. de C.V. (GRUMA) is a Mexican company with subsidiaries located in Mexico, the United States of America, Central America, Europe, Asia and Oceania, together referred to as the “Company”. The Company’s main activities are the production and sale of corn flour, tortillas and related products.

GRUMA is a publicly held corporation (Sociedad Anónima Bursátil de Capital Variable) organized under the laws of Mexico. The address of its registered office is Rio de la Plata 407 in San Pedro Garza García, Nuevo León, Mexico. GRUMA is listed on the Mexican Stock Exchange and the New York Stock Exchange.

The consolidated financial statements were authorized by the Chief Administrative Office of the Company on February 25, 2015.

2.              BASIS OF PREPARATION

The consolidated financial statements of Gruma, S.A.B. de C.V. and Subsidiaries for all the periods presented have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The IFRS also include the International Accounting Standards (IAS) in force, as well as all the related interpretations issued by the IFRS Interpretations Committee, including those previously issued by the Standing Interpretations Committee.

The Company applied IFRS that were effective at December 31, 2014. The following standards have been adopted by the Company for the first time for the year beginning on January 1, 2014 and had the following impact:

•                  Amendment to IAS 32, “Financial instruments: Presentation”, issued in December 2011, included changes in the accounting requirements related with the offsetting of financial assets and liabilities. The implementation of these changes had no impact on the Company’s financial position or performance.

•                  Amendment to IAS 39, “Financial instruments: Recognition and Measurement”, issued in June 2013 to clarify that there is no need to discontinue hedge accounting if a hedging derivative is novated, as long as certain criteria are met. The application of this amendment had no impact on the Company’s financial position or performance.

•                  IFRIC Interpretation 21, “Levies”, issued in May 2013, clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be recognized before the specified minimum threshold is reached. The interpretation had no impact on the Company’s financial position or performance.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

A)  BASIS OF MEASUREMENT

The consolidated financial statements have been prepared on the basis of historical cost, except for Venezuela’s financial information for the year 2012, due to its hyperinflationary environment, and for the fair value of certain financial instruments as described in the policies shown below (see Note 3-K).

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

In particular, the information for assumptions, uncertainties from estimates, and critical judgments in the application of accounting policies, that have the most significant effect in the recognized amounts in these consolidated financial statements are described below:

•                  The assumptions used for the determination of fair values of financial instruments (Note 20).

•                  The assumptions and uncertainties with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income (Notes 13 and 25).

•                  The key assumptions in impairment testing for long-lived assets used for the determination of the recoverable amount for the different cash generating units (Notes 11 and 12).

•                  The actuarial assumptions used for the determination of employee benefits obligations (Note 17).

•                  The key assumptions in impairment testing of the investment in Venezuela (Notes 26 and 28).

D)  RECLASSIFICATIONS IN THE FINANCIAL STATEMENTS FOR COMPARATIVE PURPOSES

As mentioned in Note 26 “Discontinued Operations”, in December 2014, the Company concluded the sale of its wheat flour operations in Mexico. Therefore, the income and cash flows provided by the wheat flour operations in Mexico, for the periods presented, are classified as a discontinued operation. As indicated by IFRS, the presentation as a discontinued operation was applied retrospectively for the periods presented in these financial statements. Additionally, certain other disclosures have also been updated to segregate amounts between continuing and discontinued operations for the periods presented.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

3.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

At December 31, 2014 and 2013, the main subsidiaries included in the consolidation were:

	% of ownership
	At December 31, 2014	At December 31, 2013
Gruma Corporation and subsidiaries	100.00	100.00
Grupo Industrial Maseca, S.A.B. de C.V. and subsidiaries	83.18	83.18
Molinera de México, S.A. de C.V. and subsidiaries (Note 26 and 29)	—	100.00
Gruma International Foods, S.L. and subsidiaries	100.00	100.00
Productos y Distribuidora Azteca, S.A. de C.V	100.00	100.00
Investigación de Tecnología Avanzada, S.A. de C.V. and subsidiaries (1)	—	100.00

(1)         During March 2014, Investigación de Tecnología Avanzada, S.A. de C.V. was merged with Gruma, S.A.B. de C.V.

At December 31, 2014 and 2013, there were no significant restrictions for the investment in the subsidiaries mentioned above, except for those described in Note 26.

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

AS OF DECEMBER 31, 2014 AND 2013

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

b. Foreign currency translation

The financial statements of the Company’s entities are measured using the currency of the main economic environment where each entity operates (functional currency). The consolidated financial statements are presented in Mexican pesos, currency that corresponds to the presentation currency of the Company.

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

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

The Company applies hedge accounting to foreign exchange differences originated between the functional currency of a foreign subsidiary and the functional currency of the Company. Exchange differences resulting from the translation of a financial liability designated as hedge for a net investment in a foreign subsidiary, are recognized in other comprehensive income as a separate component denominated “Foreign currency translation adjustments” while the hedge is effective. See Note 3-L for the accounting of the net investment hedge.

The closing exchange rates used for preparing the financial statements are as follows:

	As of December 31, 2014	As of December 31, 2013
Pesos per U.S. dollar	14.7180	13.0765
Pesos per Euro	17.8912	18.0430
Pesos per Swiss franc	14.8847	14.7241
Pesos per Venezuelan bolivar (Bs.)	1.2265	2.0756
Pesos per Australian dollar	12.0462	11.6443
Pesos per Chinese yuan	2.4040	2.1428
Pesos per Pound sterling	22.9042	21.5684
Pesos per Malaysian ringgit	4.2081	3.9692
Pesos per Costa Rica colon	0.0270	0.0258
Pesos per Ukrainian hryvnia	0.9302	1.6341
Pesos per Russian ruble	0.2616	0.3995
Pesos per Turkish lira	6.3470	6.1268

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

AS OF DECEMBER 31, 2014 AND 2013

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

Costs of borrowings, general and specific, of qualifying assets that require a substantial period of time (over one year) for acquisition or construction, are capitalized as part of the acquisition cost of these assets, until such time as the assets are substantially ready for their intended use or sale.

Depreciation is calculated over the asset cost less residual value, considering its components separately. Depreciation is recognized in income using the straight-line method and applying annual rates that reflect the estimated useful lives of the assets. The estimated useful lives are summarized as follows:

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

Years

Buildings	25 — 50
Machinery and equipment	5 — 25
Leasehold improvements	10 *

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

AS OF DECEMBER 31, 2014 AND 2013

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

I)  IMPAIRMENT OF LONG-LIVED ASSETS AND INVESTMENT IN ASSOCIATES

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

Discontinued operations are the operations and cash flows that can be clearly distinguished from the rest of the entity, that either have been disposed of or are classified as held for sale, and:

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

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

a. Financial assets

Classification

In its initial recognition and based on its nature and characteristics, the Company classifies its financial assets in the following categories: (i) financial assets at fair value through profit or loss, (ii) loans and receivables, (iii) financial assets held until maturity, and (iv) available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Balances of financial instruments held by the Company at December 31, 2014 and 2013 are disclosed in Note 20-A.

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

iv. Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated in this category or not classified in any of the other categories. They are included in current assets, except for assets with maturities greater than 12 months. These assets are initially recognized at fair value

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

plus any transaction costs directly attributable to them; subsequently, these assets are recognized at fair value. If these assets cannot be measured through an active market, then they are measured at cost (See Note 26). Profit or losses from changes in the fair value are recognized in other comprehensive income in the period when incurred. At disposition date, such profit or losses are recognized in income.

Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement as part of interest income. Dividends on available-for-sale equity instruments are recognized in the income statement when the Company’s right to receive payments is established.

Impairment

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. See Note 3-D for the accounting policy for the impairment of accounts receivable.

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

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

a. Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. At December 31, 2014 and 2013, the Company did not have this type of hedging.

b. Cash flow hedges

For cash flow hedge transactions, changes in the fair value of the derivative financial instrument are included as other comprehensive income in equity, based on the evaluation of the hedge effectiveness, and are reclassified to the income statement in the periods when the projected transaction is realized, see Note 20-C.

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

c. Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is partially disposed of or sold, see Note 18-D.

M) LEASES

a. Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are recognized in the income statement on a straight-line basis over the period of the lease.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

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

AS OF DECEMBER 31, 2014 AND 2013

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

AS OF DECEMBER 31, 2014 AND 2013

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

Deferred income tax is recognized from the analysis of the balance sheet considering temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred income tax is determined using tax rates that have been approved or substantially approved at the date of the balance sheet and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

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

For the years ended December 31, 2014, 2013 and 2012, the Company had no dilutive instruments issued.

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

4.        RISK AND CAPITAL MANAGEMENT

A)  RISK MANAGEMENT

The Company is exposed to a variety of financial risks: market risk (including currency risk, interest rate risk, and commodity price risk), credit risk and liquidity risk. The group’s overall risk management

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

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

The following tables detail the exposure of the Company to currency risks at December 31, 2014 and 2013. The tables show the carrying amount of the Company’s financial instruments denominated in currencies other than Mexican pesos.

At December 31, 2014:

	Amounts in thousands of Mexican pesos
	U.S. Dollar		Pound sterling		Euros		Costa Rica colons and others		Total
Monetary assets:
Current (1)	Ps.	2,917,159	Ps.	370,185	Ps.	384,298	Ps.	1,402,849	Ps.	5,074,491
Non-current	9,994		—		836		19,742		30,572
Monetary liabilities:
Current	(5,476,106)		(278,869)		(291,244)		(869,436)		(6,915,655)
Non-current	(9,100,161)		(2,075)		(36,458)		(180,569)		(9,319,263)
Net position	Ps.	(11,649,114)	Ps.	89,241	Ps.	57,432	Ps.	372,586	Ps.	(11,129,855)

At December 31, 2013:

	Amounts in thousands of Mexican pesos
	U.S. Dollar		Pound sterling		Euros		Costa Rica colons and others		Total
Monetary assets:
Current (1)	Ps.	2,776,046	Ps.	265,952	Ps.	764,541	Ps.	1,077,969	Ps.	4,884,508
Non-current	9,912		—		7,406		10,854		28,172
Monetary liabilities:
Current	(5,459,193)		(271,561)		(247,916)		(544,162)		(6,522,832)
Non-current	(9,536,365)		(2,157)		(20,864)		(53,503)		(9,612,889)
Net position	Ps.	(12,209,600)	Ps.	(7,766)	Ps.	503,167	Ps.	491,158	Ps.	(11,223,041)

(1)         Approximately 70% of this balance corresponds to accounts receivable.

For the years ended December 31, 2014, 2013 and 2012, the effects of exchange rate differences on the Company’s monetary assets and liabilities were recognized as follows:

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

	2014		2013		2012
Exchange differences arising from foreign currency liabilities accounted for as a hedge of the Company’s net investment in foreign subsidiaries, recorded directly to equity as an effect of foreign currency translation adjustments	Ps.	(961,855)	Ps.	(46,412)	Ps.	468,381
Exchange differences arising from foreign currency transactions recognized in the income statement	72,413		46,473		(82,577)
	Ps.	(889,442)	Ps.	61	Ps.	385,804

Net sales are denominated in Mexican pesos, U.S. dollars, and other currencies. Sales generated in Mexican pesos were 30% in 2014, 33% in 2013 and 35% in 2012 of total net sales. Sales generated in U.S. dollars were 53% in 2014, 51% in 2013 and 50% in 2012 of total net sales. Additionally, at December 31, 2014 and 2013, 70% and 71%, respectively, of total assets were denominated in different currencies other than Mexican pesos, mainly in U.S. dollars. An important portion of operations are financed through debt denominated in U.S. dollars. For the years ended December 31, 2014, 2013 and 2012, net sales in currencies other than Mexican pesos amounted to Ps.34,825,230, Ps.32,925,736 and Ps.32,139,710, respectively.

An important currency risk for the debt denominated in U.S. dollars is present in subsidiaries that are not located in the United States, which represented 100% of total debt denominated in U.S. dollars.

At December 31, 2014, the Company had no open positions of foreign exchange derivative instruments. At December 31, 2013, the Company had foreign exchange derivative instruments for a nominal amount of U.S.$65 million maturing in January 2014. The purpose of these instruments is to hedge the risks related to exchange rate variations on corn price, in those cases in which is denominated in U.S. dollars.

The effect of foreign exchange differences recognized in the income statements for the years ended December 31, 2014, 2013 and 2012, related with the assets and liabilities denominated in foreign currency, totaled a gain of Ps.72,413, a gain of Ps.46,473 and a loss of Ps.(82,577), respectively. Considering the exposure at December 31, 2014, 2013 and 2012, and assuming an increase or decrease of 10% in the exchange rates while keeping constant the rest of the variables such as interest rates, the effect after taxes in the Company’s consolidated results will be an increase or a decrease of Ps.12,521, Ps.35,796 and Ps.458,069, respectively.

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

The following table shows, at December 31, 2014 and 2013, the Company’s debt at fixed and variable rates:

	Amounts in thousands of Mexican pesos
	2014		2013
Debt at fixed interest rate	Ps.	5,855,096	Ps.	3,747,511
Debt at variable interest rate		4,906,064		12,624,829
Total	Ps.	10,761,160	Ps.	16,372,340

From time to time, the Company uses derivative financial instruments such as interest rate swaps for the purposes of hedging a portion of its debt, in order to reduce the Company’s exposure to increases in interest rates.

For variable rate debt, an increase in interest rates will increase interest expense. A hypothetical increase of 100 basis points in interest rates on debt at December 31, 2014, 2013 and 2012 will have an effect on the results of the Company of Ps.49,061, Ps.126,248 and Ps.161,370, respectively, considering debt and interest rates at that date, and assuming that the rest of the variables remain constant.

Commodity price risk and derivatives

The availability and price of corn, wheat and other agricultural commodities and fuels, are subject to wide fluctuations due to factors outside of the Company’s control, such as weather, plantings, government (domestic and foreign) farm programs and policies, changes in global demand/supply and global production of similar and competitive crops, as well as fuels. The Company hedges a portion of its production requirements through commodity futures and options contracts in order to reduce the risk created by price fluctuations and supply of corn, wheat, natural gas, diesel and soy oils which exist as part of ongoing business operations. The open positions for hedges of purchases do not exceed the maximum production requirements for a period no longer than 18 months, based on the Company’s corporate policies.

During 2014, the Company entered into short-term hedge transactions through commodity futures and options to hedge a portion of its requirements. All derivative financial instruments are recorded at their fair value as either assets or liabilities. Changes in the fair value of derivatives are recorded each period in earnings or accumulated other comprehensive income in equity, depending on whether the derivative qualifies for hedge accounting and is effective as part of a hedge transaction. Ineffectiveness results when the change in the fair value of the hedge instruments differs from the change in the fair value of the position.

For hedge transactions that qualify and are effective, gains and losses are deferred until the underlying asset or liability is settled, and then are recognized as part of that transaction.

Gains and losses which represent hedge ineffectiveness and derivative transactions that do not qualify for hedge accounting are recognized in the income statement.

At December 31, 2014, 2013 and 2012, financial instruments that qualify as hedge accounting represented a unfavorable effect of Ps.25,133 and Ps.71,540 in 2014 and 2013, respectively, and a favorable effect of Ps.119,275 in 2012, which was recognized as comprehensive income in equity.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

From time to time the Company hedges commodity price risks utilizing futures and options strategies that do not qualify for hedge accounting. As a result of non-qualification, these derivative financial instruments are recognized at their fair values and the associated effect is recorded in current period earnings. For the years ended December 31, 2014 and 2012, the Company recognized a favorable effect of Ps.45,534 and Ps.17,090, respectively. Additionally, as of December 31, 2014 and 2013 the Company realized Ps.76,635 and Ps.30,160, respectively, in net losses on commodity price risk hedges that did not qualify for hedge accounting; likewise, as of December 31, 2012, realized net gains of Ps.21,058.

Based on the Company’s overall commodity exposure at December 31, 2014, 2013 and 2012, a decrease or increase of 10 percent in market prices applied to the fair value of these instruments would result in a gain or loss to the income statement of Ps.34,693, Ps.54,568 and Ps.68,811, respectively (for non-qualifying contracts).

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

•                  Establish a minimum price for the farmer and a maximum price for the buyer, which are determined based on international market prices, plus a basic formula specific for each region.

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

The Company’s exposure to risk due to trade receivables is limited given the large number of its customers located in different parts of Mexico, the United States, Central America, Europe, Asia and Oceania. For this reason, there is not a significant concentration of credit risk. However, the Company still maintains allowances for doubtful accounts. Risk control assesses the credit quality of the customer, taking into account its financial position, past experience and other factors.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

Since most of the clients do not have an independent rating of credit quality, the Company’s management determines the maximum credit risk for each one, taking into account its financial position, past experience, and other factors. Credit limits are established according to policies set by the Company, which also includes controls that assure its compliance.

During 2014 and 2013, credit limits were complied with and, consequently, management does not expect any important losses from trade accounts receivable.

The Company has centralized its treasury operations in Mexico and in the United States for its operations in that country. Liquid assets are invested primarily in government bonds and short term debt instruments with a minimum grade of “A1/P1” in the case of operations in the United States and “A” for operations in Mexico. For operations in Central America, only invests cash reserves with leading local banks and local branches of international banks. Additionally, small investments are maintained abroad. The Company faces credit risk from potential defaults of their counterparts with respect to financial instruments they use. Substantially all of these financial instruments are not guaranteed. Additionally, when the Company enters into hedge contracts for exchange rates, interest rates and/or commodities, it minimizes the risk of default by the counterparts by contracting derivative financial instruments only with major national and international financial institutions using contracts and standard forms issued by the International Swaps and Derivatives Association, Inc. (“ISDA”) and operations standard confirmation formats.

Investment risk in Venezuela

The recent political and civil instability that has prevailed in Venezuela represents a risk to the Company’s investment in this country. The Company does not have insurance for the risk of expropriation of its investments. See Note 26 for additional information.

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

On January 24, 2014, Exchange Agreement No. 25 became effective, which establishes the concepts to which the SICAD exchange rate (11.30 Venezuelan bolivars per U.S. dollar) applies to, for foreign currency transactions. In addition, the agreement also provides that the sale operation of foreign currency, whose clearance has been requested to the Central Bank of Venezuela before the Exchange

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

Agreement No. 25 became effective, will be settled at the exchange rate effective on the date on which such operations were authorized. This Exchange Agreement No.25 resulted in a net foreign exchange loss of Ps.16,642 in 2014, which was presented as discontinued operations. This exchange loss is originated by certain accounts receivable maintained with the Venezuelan companies as of December 31, 2014 which are expected to be settled at this new exchange rate (12.00 Venezuelan bolivars per U.S. dollar).

During 2014, the Venezuelan Government expanded the use of SICAD rate creating a third currency exchange mechanism called SICAD 2 which may be used by entities for certain transactions. SICAD 2 initiated operations in March 2014, at this date the average exchange rate was 51.86 Venezuelan bolivars per U.S. dollar. The SICAD 2 daily average rate is published by the Central Bank of Venezuela. See Note 26-B.

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

The following tables show the remaining contractual maturities of financial liabilities of the Company:

At December 31, 2014:

	Less than a year		From 1 to 3 years		From 3 to 5 years		More than 5 years		Total
Short and long term debt	Ps.	1,428,641	Ps.	1,647,598	Ps.	1,860,880	Ps.	5,887,200	Ps.	10,824,319
Interest payable from short and long term debt		387,229		692,162		589,194		287,001		1,955,586
Financing leases		8,467		10,931		—		—		19,398
Trade accounts and other payables		7,319,859		—		—		—		7,319,859
Other non-current liabilities		—		823,960		—		—		823,960
Derivative financial instruments		49,024		—		—		—		49,024
	Ps.	9,193,220	Ps.	3,174,651	Ps.	2,450,074	Ps.	6,174,201	Ps.	20,992,146

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

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

The Company expects to meet its obligations with cash flows generated by operations. Additionally, the Company has access to credit line agreements with various banks to address potential cash needs.

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

In addition, to monitor capital, debt agreements contain financial covenants which are disclosed in Note 14.

5.        SEGMENT INFORMATION

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

•                  Corn flour division (Mexico):

Engaged principally in the production, distribution and sale of corn flour in Mexico under MASECA brand. Corn flour produced by this division is used mainly in the preparation of tortillas and other related products.

•                  Corn flour, wheat flour and other products division (Venezuela) — Discontinued operation:

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

b)             Wheat flour (México) — Discontinued operation.

c)              Packaged tortillas (México).

d)             Wheat flour tortillas and snacks (Asia and Oceania).

e)              Technology and equipment, which conducts research and development regarding flour and tortilla manufacturing equipment, produces machinery for corn flour and tortilla production and is engaged in the construction of the Company’s corn flour manufacturing facilities.

All inter-segment sales prices are market-based. The Chief Executive Officer evaluates performance based on operating income of the respective business units. The accounting policies for the reportable segments are the same as the policies described in Notes 2 and 3.

Segment information as of and for the year ended December 31, 2014:

	Corn flour and packaged tortilla division (United States and Europe)		Corn flour division (Mexico)		Other segments		Eliminations and corporate expenses		Total
Net sales to external customers	Ps.	29,278,747	Ps.	14,601,217	Ps.	6,033,808	Ps.	21,556	Ps.	49,935,328
Inter-segment net sales	44,162		472,889		1,128,571		(1,645,622)		—
Operating income (loss)	2,861,967		2,129,365		355,281		676,301		6,022,914
Depreciation and amortization	1,066,561		698,493		242,269		(467,974)		1,539,349

Total assets	18,742,701		10,908,911		8,327,030		2,658,088		40,636,730
Total liabilities	7,452,455		2,943,529		3,688,623		8,467,877		22,552,484
Expenditures for fixed assets	796,255		343,813		426,239		30,991		1,597,298

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

Segment information as of and for the year ended December 31, 2013:

	Corn flour and packaged tortilla division (United States and Europe)		Corn flour division (Mexico)		Other segments		Eliminations and corporate expenses		Total
Net sales to external customers	Ps.	27,760,984	Ps.	15,575,243	Ps.	5,626,457	Ps.	72,839	Ps.	49,035,523
Inter-segment net sales	39,639		368,796		1,172,465		(1,580,900)		—
Operating income (loss)	2,136,570		2,447,975		266,692		(211,486)		4,639,751
Depreciation and amortization	1,066,910		321,244		220,988		5,469		1,614,611

Total assets	17,364,824		11,547,873		10,384,077		3,311,866		42,608,640
Investment in associates	—		—		64,713		84,168		148,881
Total liabilities	8,942,631		4,238,286		3,204,957		11,795,906		28,181,780
Expenditures for fixed assets	849,693		566,512		187,260		(194,735)		1,408,730

Segment information as of and for the year ended December 31, 2012:

Corn flour and packaged tortilla division (United States and Europe)	Corn flour division (Mexico)	Corn flour, wheat flour and other products division (Venezuela)- Discontinued operation	Other segments	Eliminations and corporate expenses	Total
Net sales to external customers	Ps.	26,900,883	Ps.	16,510,471	Ps.	—	Ps.	5,822,755	Ps.	36,425	Ps.	49,270,534
Inter-segment net sales	30,672	437,189	—	1,097,289	(1,565,150)	—
Operating income (loss)	1,334,615	1,749,125	—	(60,064)	(414,583)	2,609,093
Depreciation and amortization	1,058,384	346,146	—	255,372	(95,429)	1,564,473

Total assets	17,600,503	12,793,474	7,087,569	11,318,494	660,362	49,460,402
Investment in associates	—	—	—	146,388	1,009,863	1,156,251
Total liabilities	7,931,084	3,808,836	2,948,192	4,630,339	15,808,234	35,126,685
Expenditures for fixed assets	1,630,227	451,771	—	184,794	117,939	2,384,731

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

A summary of information by geographic segment for the years ended December 31, 2014, 2013 and 2012 is presented below:

	2014		%	2013		%	2012		%
Net sales to external customers:
United States and Europe	Ps.	29,278,747	59	Ps.	27,760,984	57	Ps.	26,900,883	55
Mexico	15,110,099		30	16,109,787		33	17,130,824		34
Central America	3,478,894		7	3,385,916		7	3,368,693		7
Asia and Oceania	2,067,588		4	1,778,836		3	1,870,134		4
	Ps.	49,935,328	100	Ps.	49,035,523	100	Ps.	49,270,534	100

Capital expenditures:
United States and Europe	Ps.	796,255	47	Ps.	849,693	60	Ps.	1,630,227	68
Mexico	621,123		36	385,242		27	631,359		27
Central America	83,213		5	49,614		4	70,078		3
Asia and Oceania	96,707		12	124,181		9	53,067		2
	Ps.	1,597,298	100	Ps.	1,408,730	100	Ps.	2,384,731	100

Identifiable assets
United States and Europe	Ps.	18,742,701	46	Ps.	17,364,824	41	Ps.	17,600,503	36
Mexico	16,397,034		40	19,510,613		46	18,695,391		38
Venezuela — Discontinued operation	—		—	—		—	7,087,569		14
Central America	2,416,331		6	2,239,126		5	2,376,482		5
Asia and Oceania	3,080,664		8	3,494,077		8	3,700,457		7
	Ps.	40,636,730	100	Ps.	42,608,640	100	Ps.	49,460,402	100

6. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include:

	At December 31, 2014		At December 31, 2013

Cash at bank	Ps.	1,250,167	Ps.	809,905
Short-term investments (less than 3 months)	214,921		528,650
	Ps.	1,465,088	Ps.	1,338,555

7. ACCOUNTS RECEIVABLE

Accounts receivable comprised the following:

	At December 31, 2014		At December 31, 2013

Trade accounts and notes receivable	Ps.	4,893,079	Ps.	5,177,963
Accounts receivable with Venezuelan companies	1,123,900		1,137,718
Employees	2,647		9,545
Recoverable value-added tax	327,938		901,570
Other debtors	396,899		294,377
Allowance for doubtful accounts	(255,067)		(327,856)
	Ps.	6,489,396	Ps.	7,193,317

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

The age analysis of accounts receivable is as follows:

			Not past due		Past due balances
	Total		date balances		1 to 120 days		121 to 240 days		More than 240 days
Accounts receivable	Ps.	6,744,463	Ps.	4,327,191	Ps.	1,196,623	Ps.	39,869	Ps.	1,180,780
Allowance for doubtful accounts	(255,067)		(132,714)		(55,424)		(5,285)		(61,644)
Total at December 31, 2014	Ps.	6,489,396	Ps.	4,194,477	Ps.	1,141,199	Ps.	34,584	Ps.	1,119,136

			Not past due		Past due balances
	Total		date balances		1 to 120 days		121 to 240 days		More than 240 days
Accounts receivable	Ps.	7,521,173	Ps.	4,577,857	Ps.	1,494,638	Ps.	82,260	Ps.	1,366,418
Allowance for doubtful accounts	(327,856)		(60,217)		(40,619)		(50,217)		(176,803)
Total at December 31, 2013	Ps.	7,193,317	Ps.	4,517,640	Ps.	1,454,019	Ps.	32,043	Ps.	1,189,615

For the years ended December 31, 2014 and 2013, the movements on the allowance for doubtful accounts are as follows:

	2014		2013
Beginning balance	Ps.	(327,856)	Ps.	(368,234)
Allowance for doubtful accounts	(20,426)		(52,208)
Receivables written off during the year	99,870		92,700
Exchange differences	(6,655)		(114)
Ending balance	Ps.	(255,067)	Ps.	(327,856)

8. INVENTORIES

Inventories consisted of the following:

	At December 31, 2014		At December 31, 2013
Raw materials, mainly corn and wheat	Ps.	3971,721	Ps.	5,182,139
Finished products	939,410		925,917
Materials and spare parts	1,223,602		1,132,007
Production in process	160,243		148,755
Advances to suppliers	90,267		76,223
Inventory in transit	171,534		179,089
	Ps.	6,556,777	Ps.	7,644,130

For the years ended December 31, 2014, 2013 and 2012, the cost of raw materials consumed and the changes in the inventories of production in process and finished goods, recognized as cost of sales amounted to Ps.19,047,263, Ps.20,036,893 and Ps.22,735,345, respectively.

For the years ended December 31, 2014, 2013 and 2012, the Company recognized Ps.93,013, Ps.69,178 and Ps.88,713, respectively, for inventory that was damaged, slow-moving and obsolete.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

9. LONG-TERM NOTES AND ACCOUNTS RECEIVABLE

Long-term notes and accounts receivable are as follows:

	At December 31, 2014		At December 31, 2013
Long-term notes receivable from sale of tortilla machines	Ps.	134,502	Ps.	144,142
Guarantee deposits	29,596		29,874
Long-term recoverable value-added tax	7,453		6,531
Other	11,292		10,316
	Ps.	182,843	Ps.	190,863

At December 31, 2014 and 2013, long-term notes receivable are denominated in pesos, maturing from 2016 to 2018 and bearing monthly interests at an annual average rate of 16.5% for both years.

10. INVESTMENT IN ASSOCIATE

Investment in associate is comprised of the following:

	At December 31, 2014		At December 31, 2013

Harinera de Monterrey, S.A. de C.V (Mexican company)	Ps.	—	Ps.	148,881
	Ps.	—	Ps.	148,881

The percentage of interest held in associate is:

	At December 31, 2014	At December 31, 2013

Harinera de Monterrey, S.A. de C.V	—	40%

Harinera de Monterrey, S.A. de C.V.

On June 10, 2014, GRUMA reached an agreement with Grupo Trimex, S.A. de C.V. for the sale of its wheat flour operations in Mexico. The sale concluded in December 2014. The associate Harinera de Monterrey, S.A. de C.V. was part of this sale operation. See Note 26-A for additional information.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

Valores Azteca, S.A. de C.V.

The Extraordinary Stockholders’ Meeting held on May 15, 2013 agreed on the merger by incorporation of Valores Azteca as merged company that is extinguished, with GRUMA as merging company. In accordance with this merger, GRUMA as owner of 45% of the capital stock of Valores Azteca, received 24,566,561 ordinary shares, with no par value, Series B, Class I, of GRUMA. The effect in the Company’s equity as a result of this merger was $1,009,848, derived from cancellation of the Company’s investment in Valores Azteca, whose only asset was represented by GRUMA’s shares.

At December 31, 2012, Valores Azteca had 9.66% of the outstanding shares of the Company. As of December 31, 2012 and until the date of the merger, Valores Azteca had assets amounting to Ps.1,094,016 and no liabilities. From January 1, 2013 and until the date of the merger, Valores Azteca did not perform any operation and for the year ended December 31, 2012, had no revenues and reported a net profit of Ps.107,963. Valores Azteca was a private company and did not perform any operation or activity besides owning the shares of GRUMA. Derived from the multiple transactions completed on December 14, 2012 (see Note 29), the Company acquired 45% of the outstanding shares of Valores Azteca.

11. PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment for the years ended December 31, 2014 and 2013 were as follows:

	Land and buildings		Machinery and equipment		Leasehold improvements		Construction in progress		Total
At December 31, 2012
Cost	Ps.	8,908,549	Ps.	28,915,146	Ps.	1,152,567	Ps.	1,403,066	Ps.	40,379,328
Accumulated depreciation	(2,923,702)		(16,009,897)		(528,195)		—		(19,461,794)
Net book value	Ps.	5,984,847	Ps.	12,905,249	Ps.	624,372	Ps.	1,403,066	Ps.	20,917,534

For the year ended December 31, 2013
Opening net book value	Ps.	5,984,847	Ps.	12,905,249	Ps.	624,372	Ps.	1,403,066	Ps.	20,917,534
Exchange differences	(53,934)		(46,458)		6,951		2,659		(90,782)
Additions	6,691		384,303		1,953		1,075,379		1,468,326
Disposals	(7,680)		(221,036)		(8,578)		(11,919)		(249,213)
Depreciation charge from continuing operations	(163,255)		(1,098,155)		(90,264)		—		(1,351,674)
Transfers to assets held for sale	—		(103,300)		—		—		(103,300)
Transfers (1)	160,523		1,196,601		209,329		(1,566,453)		—
Impairment	—		(16,930)		—		—		(16,930)
Discontinued operations	(875,211)		(1,657,813)		(6,058)		(129,907)		(2,668,989)
Closing net book value	Ps.	5,051,981	Ps.	11,342,461	Ps.	737,705	Ps.	772,825	Ps.	17,904,972

At December 31, 2013
Cost	Ps.	7,747,517	Ps.	26,801,643	Ps.	1,314,759	Ps.	772,825	Ps.	36,636,744
Accumulated depreciation	(2,695,536)		(15,459,182)		(577,054)		—		(18,731,772)
Net book value	Ps.	5,051,981	Ps.	11,342,461	Ps.	737,705	Ps.	772,825	Ps.	17,904,972

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

	Land and buildings		Machinery and equipment		Leasehold improvements		Construction in progress		Total
For the year ended December 31, 2014
Opening net book value	Ps.	5,051,981	Ps.	11,342,461	Ps.	737,705	Ps.	772,825	Ps.	17,904,972
Exchange differences	278,400		699,298		80,285		36,649		1,094,632
Additions	138,727		427,996		13,791		1,132,298		1,712,812
Disposals	(4,684)		(232,215)		(2,341)		(14,095)		(253,335)
Depreciation charge from continuing operations	(176,029)		(1,090,620)		(88,750)		—		(1,355,399)
Transfers (1)	404,565		967,484		31,194		(1,403,243)		—
Acquisition through business combinations	—		26,282		—		—		26,282
Impairment	(14,395)		—		—		—		(14,395)
Discontinued operations	(596,689)		(681,295)		(658)		(22,591)		(1,301,233)
Closing net book value	Ps.	5,081,876	Ps.	11,459,391	Ps.	771,226	Ps.	501,843	Ps.	17,814,336

At December 31, 2014
Cost	Ps.	7,661,597	Ps.	27,864,912	Ps.	1,504,589	Ps.	501,843	Ps.	37,532,941
Accumulated depreciation	(2,579,721)		(16,405,521)		(733,363)		—		(19,718,605)
Net book value	Ps.	5,081,876	Ps.	11,459,391	Ps.	771,226	Ps.	501,843	Ps.	17,814,336

(1)         Transfers correspond to capitalizations of construction in progress.

For the years ended December 31, 2014, 2013 and 2012, depreciation expense was recognized as follows:

	2014		2013		2012

Cost of sales	Ps.	1,094,832	Ps.	1,073,355	Ps.	1,111,572
Selling and administrative expenses	260,567		278,319		290,385
	Ps.	1,355,399	Ps.	1,351,674	Ps.	1,401,957

At December 31, 2014 and 2013, property, plant and equipment included idle assets with a carrying value of approximately Ps.476,760 and Ps.668,068, respectively, resulting from the temporary shut-down of the productive operations of various plants in Mexico and the United States, mainly in the corn flour division in Mexico and packaged tortilla division in the United States.

For the years ended December 31, 2014 and 2013, the Company recognized impairment losses on fixed assets by Ps.14,395 and Ps. 16,930, respectively, within “Other expenses”.

The impairment loss recognized in 2014 for Ps.14,395 referred to the subsidiary Gruma Centroamérica, which is part of “other segments”. This impairment loss reflects a decrease in the recoverable value of the fixed assets of this CGU since these assets will not be used for the purposes they were acquired for.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

The impairment loss recognized in 2013 for Ps.16,930 referred to the subsidiary Transporte Aéreo Técnico Ejecutivo, S.A. de C.V., which is part of “other segments”. On December 16, 2013, the Company entered into a purchase-sale contract with retention of title to sell an Eurocopter aircraft for a total of Ps.103,300. At December 31, 2013, the Company reclassified this item as “Asset held for sale” within current assets and the difference between its carrying value and its sale price was recognized in income as an impairment loss. During January 2014, the sale was terminated at the agreed price.

The Company recognized equipment under finance lease arrangements that are described in Note 27-B.

12. INTANGIBLE ASSETS

Changes in intangible assets for the years ended December 31, 2014 and 2013 were as follows:

	Intangible assets acquired										Internally
	Goodwill		Covenants not to compete		Patents and trade- marks		Customer lists		Software for internal use		generated intangible assets and others		Total
At December 31, 2012
Cost	Ps.	2,505,839	Ps.	478,820	Ps.	137,370	Ps.	146,260	Ps.	667,243	Ps.	72,134	Ps.	4,007,666
Accumulated amortization	—		(386,061)		(88,315)		(62,224)		(631,699)		(63,923)		(1,232,222)
Net book value	Ps.	2,505,839	Ps.	92,759	Ps.	49,055	Ps.	84,036	Ps.	35,544	Ps.	8,211	Ps.	2,775,444

For the year ended December 31, 2013
Opening net book value	Ps.	2,505,839	Ps.	92,759	Ps.	49,055	Ps.	84,036	Ps.	35,544	Ps.	8,211	Ps.	2,775,444
Exchange differences	(33,147)		(26)		148		(575)		(37)		5,936		(27,701)
Additions	—		—		—		—		809		2,592		3,401
Disposals	—		—		(3)		—		(69)		(838)		(910)
Amortization charge from continuing operations	—		(47,252)		(9,315)		(8,817)		(1,521)		(3,394)		(70,299)
Impairment	—		—		(761)		(27,544)		—		—		(28,305)
Discontinued operations	—		—		—		—		(19,619)		(910)		(20,529)
Closing net book value	Ps.	2,472,692	Ps.	45,481	Ps.	39,124	Ps.	47,100	Ps.	15,107	Ps.	11,597	Ps.	2,631,101

At December 31, 2013
Cost	Ps.	2,472,692	Ps.	465,125	Ps.	135,508	Ps.	71,657	Ps.	417,002	Ps.	23,980	Ps.	3,585,964
Accumulated amortization	—		(419,644)		(96,384)		(24,557)		(401,895)		(12,383)		(954,863)
Net book value	Ps.	2,472,692	Ps.	45,481	Ps.	39,124	Ps.	47,100	Ps.	15,107	Ps.	11,597	Ps.	2,631,101

For the year ended December 31, 2014
Opening net book value	Ps.	2,472,692	Ps.	45,481	Ps.	39,124	Ps.	47,100	Ps.	15,107	Ps.	11,597	Ps.	2,631,101
Exchange differences	67,676		401		5,679		5,416		995		(474)		79,693
Additions	—		—		—		—		10,434		6,692		17,126
Disposals	—		—		—		—		(34)		(3,326)		(3,360)
Amortization charge from continuing operations	—		(43,012)		(5,684)		(6,561)		(1,836)		(849)		(57,942)
Acquisition through business combinations	84,089		—		44,287		29,049		—		—		157,425
Discontinued operations	(28,774)		—		—		—		(1,742)		(1,381)		(31,897)
Closing net book value	Ps.	2,595,683	Ps.	2,870	Ps.	83,406	Ps.	75,004	Ps.	22,924	Ps.	12,259	Ps.	2,792,146

At December 31, 2014
Cost	Ps.	2,595,683	Ps.	467,357	Ps.	197,384	Ps.	109,748	Ps.	389,933	Ps.	23,138	Ps.	3,783,243
Accumulated amortization	—		(464,487)		(113,978)		(34,744)		(367,009)		(10,879)		(991,097)
Net book value	Ps.	2,595,683	Ps.	2,870	Ps.	83,406	Ps.	75,004	Ps.	22,924	Ps.	12,259	Ps.	2,792,146

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

At December 31, 2014 and 2013, except for goodwill, the Company does not have indefinite-lived intangible assets.

For the years ended December 31, 2014, 2013 and 2012, amortization expense of intangible assets from continuing operations amounted to Ps.57,942, Ps.70,299 and Ps.62,416, respectively, which were recognized in the income statement as selling and administrative expenses.

For the year ended December 31, 2013, the Company recognized an impairment loss of intangible assets amounting Ps.28,305, within “Other expenses”. The impairment loss recognized in 2013 referred to “other segments” and was originated by a decrease of the asset’s ability to generate future economic benefits.

Research and development costs of Ps.152,967, Ps.144,563 and Ps.136,826 that did not qualify for capitalization were recognized in the income statement for the years ended December 31, 2014, 2013 and 2012, respectively.

Goodwill acquired in business combinations is allocated at acquisition date to the cash-generating units (CGU) that are expected to benefit from the synergies of the business combinations. The carrying values of goodwill allocated to the CGU or a group of CGU are as follows:

Cash-generating unit	At December 31, 2014		At December 31, 2013

Mission Foods Division (1)	Ps.	875,427	Ps.	802,845
Gruma Seaham Ltd (2)	335,748		338,596
Gruma Corporation	212,765		212,765
Rositas Investments Pty, Ltd (2)	177,676		171,748
Semolina, A.S (2)	158,582		153,084
Gruma Holding Netherlands B.V (1)	137,643		123,507
Azteca Milling, L.P (1)	108,369		71,228
Grupo Industrial Maseca, S.A.B. de C.V	98,622		98,622
NDF Azteca Milling Europe SRL (2)	92,177		93,317
Agroindustrias Integradas del Norte, S.A. de C.V (3)	86,325		115,099
MexiFoods, S.L. (2)	84,089		—
Altera LLC (2)	54,510		95,755
Gruma Centroamérica (2)	51,207		51,207
Solntse Mexico (2)	42,443		64,819
Molinos Azteca de Chiapas, S.A. de C.V (3)	28,158		28,158
Harinera de Yucatán, S.A. de C.V (3)	18,886		18,886
Harinera de Maíz de Mexicali, S.A. de C.V (3)	17,424		17,424
Molinos Azteca, S.A. de C.V (3)	8,926		8,926
Harinera de Maíz de Jalisco, S.A. de C.V (3)	6,706		6,706
	Ps.	2,595,683	Ps.	2,472,692

(1) Subsidiary of Gruma Corporation

(2) Subsidiary of Gruma International Foods, S.L.

(3) Subsidiary of Grupo Industrial Maseca, S.A.B. de C.V.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

In 2014 and 2013, the discount rates and growth rates in perpetuity used by the Company for determining the discounted cash flows of the CGU with the main balances of goodwill are the following:

	After-tax discount rates		Growth rates
Cash-generating unit	2014	2013	2014	2013
Mission Foods Division	7.0%	6.4%	1.8%	2.5%
Azteca Milling, L.P	7.0%	6.4%	1.8%	2.5%
Gruma Seaham	7.9%	8.5%	2.5%	2.5%
Gruma Corporation	6.1%	6.4%	2.5%	2.5%
Rositas Investment PTY, LTD	7.3%	7.7%	3.0%	3.0%
Gruma Holding Netherlands B.V	7.4%	8.4%	1.9%	1.9%
Agroindustrias Integradas del Norte, S.A. de C.V	8.6%	9.0%	2.5%	2.5%
Semolina A.S	9.4%	10.6%	2.5%	2.5%

The discount rate used reflects the Company’s specific risks related to its operations. The long-term growth rate used is consistent with projections included in industry reports.

With respect to the determination of the CGU’s value in use, the Company’s management considered that a reasonably possible change in the key assumptions used, will not cause that the CGU’s carrying value to materially exceed their value in use. The recovery amount of cash-generating units has been determined based on calculations of the values in use. These calculations use cash flow projections based on financial budgets approved by the Company’s management for a 5-year period.

For the years ended December 31, 2014, 2013 and 2012, no impairment losses on goodwill were recognized.

13. DEFERRED TAX ASSETS AND LIABILITIES

A) COMPONENTS OF DEFERRED TAX

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	At December 31, 2014		At December 31, 2013
Deferred tax asset:
To be recovered after more than 12 months	Ps.	(803,084)	Ps.	(280,424)
To be recovered within 12 months	(466,659)		(7,244)
	(1,269,743)		(287,668)
Deferred tax liability:
To be recovered after more than 12 months	2,273,512		1,964,789
To be recovered within 12 months	71,247		81,329
	2,344,759		2,046,118
Deferred tax liability, net	Ps.	1,075,016	Ps.	1,758,450

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

The principal components of deferred tax assets and liabilities are summarized as follows:

	(Asset) Liability
	At December 31, 2014		At December 31, 2013
Net operating loss carryforwards and other tax credits	Ps.	(252,872)	Ps.	(322,530)
Customer advances	(956)		(3,884)
Allowance for doubtful accounts	(3,460)		(17,858)
Provisions	(643,612)		(516,933)
Deferred income for trademarks license with subsidiary	(586,119)		(703,269)
Derivative financial instruments	(18,780)		(30,377)
Other	(114,107)		(115,040)
Deferred tax asset	(1,619,906)		(1,709,891)

Property, plant and equipment, net	2,143,603		1,758,421
Prepaid expenses	1,515		3,376
Inventories	2,188		15,133
Intangible assets and others	372,632		352,573
Investment in associates	—		403,384
Other	(18,946)		24,836
	2,500,992		2,557,723
Tax consolidation effect	193,930		910,618
Deferred tax liability	2,694,922		3,468,341
Net provision for deferred taxes	Ps.	1,075,016	Ps.	1,758,450

At December 31, 2014 and 2013, the Company did not recognize a deferred income tax asset of Ps.1,634,646 and Ps.1,817,029, respectively, for tax loss carryforwards, since sufficient evidence was not available to determine that these tax loss carryforwards will be realized during their amortization period. These tax losses expire in the year 2024. During 2013, the Company amortized tax losses of Ps.1,648,249 for which a deferred income tax asset was not previously recognized.

At December 31, 2014 and 2013, undistributed taxable income of subsidiaries amounted to Ps.1,930,922 and Ps.2,462,656, respectively. No deferred income tax has been recognized for this concept, since the Company has the ability to control the time for its reversal and it is probable that in the foreseeable future these temporary differences will not reverse.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

The changes in the temporary differences during the year were as follows:

Balance at January 1, 2014	Recognized in income	Recognized in other comprehensive income	Reclassifications	Discontinued operations	Foreign currency translation	Balance at December 31, 2014
Net operating loss carryforwards and other tax credits	Ps.	(322,530)	Ps.	49,757	Ps.	—	Ps.	(933)	Ps.	30,056	Ps.	(9,222)	Ps.	(252,872)
Customer advances	(3,884)	(956)	—	3,866	18	—	(956)
Allowance for doubtful accounts	(17,858)	1,289	—	42	13,134	(67)	(3,460)
Provisions	(516,933)	(112,509)	4,593	1,132	22,360	(42,255)	(643,612)
Deferred income from trademark license with subsidiary	(703,269)	117,150	—	—	—	—	(586,119)
Derivative financial instruments	(30,377)	—	12,731	—	—	(1,134)	(18,780)
Others	(115,040)	2,131	—	(32)	—	(1,166)	(114,107)
Deferred tax asset	(1,709,891)	56,862	17,324	4,075	65,568	(53,844)	(1,619,906)

Property, plant and equipment	1,758,421	363,920	—	5,937	(78,161)	93,486	2,143,603
Prepaid expenses	3,376	(681)	—	—	(1,180)	—	1,515
Inventories	15,133	(16,375)	—	3,020	—	410	2,188
Intangible assets and others	352,573	(38,978)	—	17,346	1,091	40,600	372,632
Investment in associates	403,384	(490,059)	—	—	—	86,675	—
Others	24,836	(7,755)	(31,082)	(3,966)	—	(979)	(18,946)
2,557,723	(189,928)	(31,082)	22,337	(78,250)	220,192	2,500,992
Tax consolidation effect	910,618	(716,688)	—	—	—	—	193,930
Deferred tax liability	3,468,341	(906,616)	(31,082)	22,337	(78,250)	220,192	2,694,922
Net provision for deferred taxes	Ps.	1,758,450	Ps.	(849,754)	Ps.	(13,758)	Ps.	26,412	Ps.	(12,682)	Ps.	166,348	Ps.	1,075,016

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

Balance at January 1, 2013	Recognized in income	Recognized in other comprehensive income	Reclassifications	Discontinued operations	Foreign currency translation	Balance at December 31, 2013
Net operating loss carryforwards and other tax credits	Ps.	(686,260)	Ps.	364,975	Ps.	—	Ps.	—	Ps.	(30,056)	Ps.	28,811	Ps.	(322,530)
Customer advances	(3,722)	(144)	—	—	(18)	—	(3,884)
Allowance for doubtful accounts	(4,637)	(43)	—	(71)	(13,134)	27	(17,858)
Provisions	(799,140)	34,495	(42,298)	7,335	282,062	613	(516,933)
Deferred income from trademark license with subsidiary	—	(703,269)	—	—	—	—	(703,269)
Derivative financial instruments	125,938	—	(156,936)	—	—	621	(30,377)
Others	(102,387)	(13,168)	—	45	766	(296)	(115,040)
Deferred tax asset	(1,470,208)	(317,154)	(199,234)	7,309	239,620	29,776	(1,709,891)

Property, plant and equipment	2,075,116	(166,724)	—	(280)	(156,831)	7,140	1,758,421
Prepaid expenses	3,782	246	—	—	(652)	—	3,376
Inventories	38,458	(15,461)	—	—	(7,864)	—	15,133
Intangible assets and others	322,962	29,238	—	—	(1,091)	1,464	352,573
Investment in associates	407,958	(6,821)	—	—	—	2,247	403,384
Others	8,792	8,870	14,391	(1,343)	—	(5,874)	24,836
2,857,068	(150,652)	14,391	(1,623)	(166,438)	4,977	2,557,723
Tax consolidation effect	2,189,312	(1,278,694)	—	—	—	—	910,618
Deferred tax liability	5,046,380	(1,429,346)	14,391	(1,623)	(166,438)	4,977	3,468,341
Net provision for deferred taxes	Ps.	3,576,172	Ps.	(1,746,500)	Ps.	(184,843)	Ps.	5,686	Ps.	73,182	Ps.	34,753	Ps.	1,758,450

B) TAX LOSS CARRYFORWARDS

At December 31, 2014, the Company had tax loss carryforwards which amounted to approximately Ps.5,605,486. Based on projections prepared by the Company’s management of expected future taxable income, it has been determined that only tax losses for an amount of Ps.156,670 will be used. Therefore, the Company did not recognize a deferred tax asset for the difference. Tax losses that will be used have the following expiration dates:

Year	Amount
2015	Ps.	48,392
2016	9,683
2017	7,604
2018	5,453
2019 to 2023	85,538
Total	Ps.	156,670

C) UNCERTAIN TAX POSITIONS

At December 31, 2014 and 2013, the Company recognized a liability for uncertain tax positions of Ps.41,200 and Ps. 41,421, respectively, excluding interest and penalties, and it is included in Other non-current liabilities. The following table shows a reconciliation of the Company’s uncertain tax positions, excluding interest and penalties:

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

	2014		2013
Uncertain tax positions at beginning of year	Ps.	41,421	Ps.	38,688
Translation adjustment of the beginning balance		(7,178)		(1,758)
Increase as result of uncertain tax positions taken in the year		5,225		6,538
Reductions due to a lapse of the statute of limitations		1,732		(2,047)
Uncertain tax positions at end of year	Ps.	41,200	Ps.	41,421

It is expected that the amount of uncertain tax positions will change in the next 12 months; however, the Company does not expect the change to have a significant impact on its consolidated financial position or results of operations. The Company had accrued interest and penalties of approximately Ps.4,298 and Ps. 3,609 related to uncertain tax positions for 2014 and 2013, respectively.

D) TAX EFFECTS FROM OTHER COMPREHENSIVE INCOME

Deferred taxes related to other comprehensive income are comprised of:

	At December 31, 2014		At December 31, 2013		At December 31, 2012
Foreign currency translation adjustments	Ps.	(30,712)	Ps.	14,391	Ps.	14,701
Remeasurement of employment benefit obligations		4,223		(42,298)		(10,783)
Cash flow hedges		12,731		(156,936)		125,938
Total	Ps.	(13,758)	Ps.	(184,843)	Ps.	129,856

E) TAX CONSOLIDATION

Until December 31, 2013, Gruma, S.A.B. de C.V. determined its income tax under the tax consolidation regime, together with its subsidiaries in Mexico.This, due to the abrogation of the Income Tax Law effective until December 31, 2013, which eliminated this tax regime. The Company decided not to join the new Optional Regime for Company Groups for the year 2014.

Due to the elimination of the tax consolidation regime, the Company has the obligation to pay the deferred tax determined at that time during the following five-year period. The payment corresponding to the 25% of the income tax resulting from the deconsolidation was paid in 2014 and the remaining income tax (restated with inflation factors) must be paid to the tax authority in accordance with the following deadlines:

1.              25% no later than April 30, 2015.

2.              20% no later than April 30, 2016.

3.              15% no later than April 30, 2017.

4.              15% no later than April 30, 2018.

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

Income Tax Law that was abrogated, the Company shall continue to settle its deferred income tax from tax consolidation pertaining to 2007 and previous years, under the provisions above mentioned, until its payment is completed.

At December 31, 2014, the liability arising from tax consolidation regime effective December 31, 2013 amounted to Ps.305,493 and is estimated to be incurred as follows:

Year of payment	Amount
2015	Ps.	111,563
2016		83,439
2017		58,400
2018		52,091
Total	Ps.	305,493

At December 31, 2014, income tax to be settled in the next 12 months was classified in the statement of financial position as short-term income tax payable for Ps.111,563. The remaining liability considered as long-term for Ps.193,930 in accordance with the requirements of the Income Tax Law, was included as a component of the deferred income taxes.

14. DEBT

Debt is summarized as follows:

Short-term:

	At December 31, 2014		At December 31, 2013
Bank loans	Ps.	973,499	Ps.	2,612,997
Current portion of long-term bank loans		455,142		659,129
Current portion of financing lease liabilities		8,467		3,771
	Ps.	1,437,108	Ps.	3,275,897

Long-term:

	At December 31, 2014		At December 31, 2013
Bank loans	Ps.	9,768,263	Ps.	10,011,831
Perpetual notes		—		3,732,717
Financing lease liabilities		19,398		14,795
	Ps.	9,787,661	Ps.	13,759,343
Current portion of long-term bank loans		(455,142)		(659,129)
Current portion of financing lease liabilities		(8,467)		(3,771)
	Ps.	9,324,052	Ps.	13,096,443

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

The terms, conditions and carrying values of debt are as follows:

	Currency	Interest rate	Maturity date	At December 31, 2014		At December 31, 2013
10-year Senior notes	U.S.$	4.875%	2024	Ps.	5,820,558	Ps.	—
Syndicated loan	U.S.$	LIBOR + 1.5%	2015-2018		3,060,147		2,855,248
Credit	U.S.$	2.55% - 3.50%	2015		863,457		725,750
Syndicated loan	Pesos	TIIE + 1.625%	2015-2018		800,000		1,193,683
Credit	Liras	5.00%	2015		101,096		75,717
Credit	Pesos	3.51% - 6.53%	2017		81,364		88,082
Financing lease liability	Euros	1.70% - 5.73%	2014-2017		19,398		14,795
Credit	Euros	1.50% - 4.00%	2015-2020		15,140		—
Perpetual notes	U.S.$	7.75%	(a)		—		3,732,717
Syndicated loan	Pesos	TIIE +2% (b)	2014-2018		—		2,284,283
Credit	U.S.$	LIBOR + 1.75%	2014-2016		—		1,951,575
Credit	Pesos	5.19%	2014		—		1,550,000
Revolving credit	U.S.$	LIBOR + 1.375%	2019		—		1,038,800
Credit	Pesos	TIIE + 1.875%	2015-2018		—		597,702
Credit	U.S.$	LIBOR + 0.9935%	2014		—		261,530
Credit	U.S.$	LIBOR + 2%	2014		—		2,458
Total				Ps.	10,761,160	Ps.	16,372,340

(a)  Redeemable starting 2009 at the Company’s option.

(b) Interbank Equilibrium Interest Rate.

At December 31, 2014 and 2013, short-term debt bore interest at an average rate of 3.42% and 4.13%, respectively. At December 31, 2014, 2013 and 2012, interest expense included interest related to debt amounting Ps.1,008,251, Ps.1,014,656 and Ps.780,790, respectively.

At December 31, 2014, the annual maturities of long-term debt outstanding were as follows:

Year	Amount
2016	Ps.	632,090
2017		1,026,440
2018		1,844,964
2019		—
2020 and thereafter		5,820,558
Total	Ps.	9,324,052

To perform the acquisition of the non-controlling interest from ADM mentioned in Note 29, GRUMA obtained bridge loan facilities with maturity dates of up to a year for a total amount of Ps.5,103,360 (U.S.$400 million), lent by Goldman Sachs Bank USA, Banco Santander and Banco Inbursa (the “Short-Term Loan Facilities”), and used Ps.637,920 (U.S.$50 million) of Gruma Corporation’s revolving syndicated long term credit facility with Bank of America, which matures in 2016. For the execution of the Short-Term Loan Facilities, GRUMA’s permitted leverage ratios established under the loan facilities as of December 31, 2012 were increased to allow GRUMA to increase its leverage as a result of the obtainment of the Short-Term Loan Facilities.

In order to refinance the Short-Term Loan Facilities, on June 10, 2013, the Company obtained a 5-year Syndicated Credit Facility for Ps.$2,300,000 with Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, as administrative agent, with an average life of 4.2 years and amortizations starting on December 2014, at a rate of TIIE plus a spread between 162.5 and 262.5 basis points based on the

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

Company’s leverage ratio. Banco Nacional de Comercio Exterior, S.N.C., Banca de Desarrollo and HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, also participated in this facility. On December 10, 2014, this credit facility was fully paid in advance.

Likewise, on June 13, 2013, the Company obtained a 5-year Syndicated Credit Facility for U.S.$220 million with Coöperatieve Centrale Raiffeisen Boerenleenbank B.A., “Rabobank Nederland”, New York Branch, as administrative agent, with an average life of 4.2 years and semiannual amortizations starting on December 2014, at a rate of LIBOR plus a spread between 150 and 300 basis points based on the Company’s leverage ratio. BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer and Bank of America, N.A., also participated in this facility.

On November 24, 2014 the conditions were renegotiated for Gruma Corporation revolving credit with Bank of America, N.A., which was carried out on June 20, 2011 for U.S.$250 million. Its maturity date was extended from June 2016 to November 2019, and the interest rate was reduced by 25 basis points to LIBOR plus a spread between 112.5 and 175 basis points, based on the Company’s leverage ratio.

In order to refinance the perpetual notes, on December 5, 2014 the Company issued 10-year senior notes of Ps.5,820,558 (U.S.$400 million) in international markets, payable at maturity on December 1, 2024. The senior notes have an annual fixed interest rate of 4.875% payable semi-annually. The senior notes were placed by Goldman Sachs & Co. and Santander Investment Securities Inc., as leading agents, and Banco Bilbao Vizcaya Argentaria, SA, Credit Agricole Securities and Scotia Capital Inc., as secondary agents. The proceeds were used to redeem the Perpetual Notes on December 15, 2014 and for the repayment of additional indebtedness of U.S.$100 million.

The Company has credit line agreements for Ps.6,255,150 (U.S.$425 million), which are fully available as of December 31, 2014. These credit line agreements require a quarterly payment of a commitment fee ranging from 0.15% to 0.60% over the unused amounts, which is recognized as interest expense of the year.

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

At December 31, 2014 and 2013, the Company was in compliance with the financial covenants, as well as with the delivery of the required financial information.

15. PROVISIONS

The movements of provisions are as follows:

	Labor provisions		Restoration provision		Tax provision		Compensation for import of contaminated rice		Subtotal
Balance at December 31, 2012	Ps.	236,582	Ps.	128,659	Ps.	21,232	Ps.	—	Ps.	386,473
Charge (credit) to income:
Additional provisions		73,636		—		1,501		—		75,137
Unused amounts reversed		—		(5,800)		—		—		(5,800)
Used during the year		(45,989)		—		—		—		(45,989)
Exchange differences		1,715		623		214		—		2,552
Discontinued operations		(34,589)		—		—		—		(34,589)
Balance at December 31, 2013		231,355		123,482		22,947		—		377,784
Charge (credit) to income:
Additional provisions		289,715		14,729		15,719		12,146		332,309
Unused amounts reversed		(1,481)		(1,763)		—		—		(3,244)
Used during the year		(190,719)		(1,015)		(62)		—		(191,796)
Exchange differences		38,551		16,637		2,715		1,268		59,171
Balance at December 31, 2014	Ps.	367,421	Ps.	152,070	Ps.	41,319	Ps.	13,414	Ps.	574,224

Of which current	Ps.	126,074	Ps.	2,973	Ps.	—	Ps.	—	Ps.	129,047
Of which non-current		241,347		149,097		41,319		13,414		445,177

	Subtotal		Unregulated labor security obligations		Total
Balance at December 31, 2012	Ps.	386,473	Ps.	1,070	Ps.	387,543
Charge (credit) to income:
Additional provisions		75,137		—		75,137
Unused amounts reversed		(5,800)		—		(5,800)
Used during the year		(45,989)		—		(45,989)
Exchange differences		2,552		—		2,552
Discontinued operations		(34,589)		(1,070)		(35,659)
Balance at December 31, 2013		377,784		—		377,784
Charge (credit) to income:
Additional provisions		332,309		—		332,309
Unused amounts reversed		(3,244)		—		(3,244)
Used during the year		(191,796)		—		(191,796)
Exchange differences		59,171		—		59,171
Balance at December 31, 2014	Ps.	574,224	Ps.	—	Ps.	574,224

Of which current	Ps.	129,047	Ps.	—	Ps.	129,047
Of which non-current		445,177		—		445,177

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

Labor provisions

In the United States, when permitted by law, the Company self insures against workers’ compensation claims.  As claims are filed for workers’ compensation, the Company recognizes an obligation to settle these claims. Certain actuarial information is used to estimate the expected outflows of economic resources and projected timing of the settlement of these claims. The discount rate applied during 2014 was 3.20%.

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

Restoration provision

In the United States and Europe, the Company has recognized an obligation to remove equipment and leasehold improvements from certain of its leased manufacturing facilities in order to restore the facilities to their original condition, less normal wear and tear as determined by the terms of the lease. The Company has estimated the expected outflows of economic resources associated with these obligations and the probability of possible settlement dates based upon the terms of the lease. These estimates are used to calculate the present value of the estimated expenditures using a pre-tax discount rate and taking into account any specific risks associated with these obligations. The discount rate applied during 2014 was 4.99%.

Tax provision

In Central America, for the periods from 2005 to 2011, tax authorities have lodged tax assessments against the Company for approximately Ps.26,000 (971 million colons) in connection with sales and income tax. Based on the criteria of the Company’s management and the opinion of tax consultants hired for the Company´s defense, there is a probability that some of the tax assessments will be settled. For this reason, the Company has accrued the necessary amounts to cover the payment of these obligations.

Additionally in Central America, during 2014 tax authorities have decided not to issue authorizations for the use of tax loss carryforwards from previous years, arguing that they are reviewing the procedure for granting such tax benefit. Tax loss carryforwards prescribing during 2014 amounted to Ps.53,000 (1,988 million colons); therefore, the Company has accrued approximately Ps.16,000 (596 million colons) corresponding to the tax impact of this matter, considering that the Company will excercise its right in court, where a favorable outcome is reserved.

Compensation for import of contaminated rice

At December 31, 2014 in Central America, the Company recognized a provision for $13,414 (496 million colons) corresponding to the probable loss due to the refusal of the government due to its determination of excess of agrochemicals in imported rice.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

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

16. OTHER CURRENT LIABILITIES

At December 31, 2014 and 2013, Other current liabilities includes the following:

	At December 31, 2014		At December 31, 2013
Employee benefits payable	Ps.	802,706	Ps.	590,722
Promotion and advertising payable		255,694		224,099

The rest of the items that comprise Other current liabilities correspond to accrued expenses payable.

17. EMPLOYEE BENEFITS OBLIGATIONS

Employee benefits obligations recognized in the balance sheet, by country, were as follows:

Country	At December 31, 2014		At December 31, 2013
Mexico	Ps.	505,798	Ps.	523,427
United States and Europe		103,864		96,871
Central America		10,321		8,745
Total	Ps.	619,983	Ps.	629,043

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

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

The reconciliation between the beginning and ending balances of the present value of the defined benefit obligations (DBO) is as follows:

	2014		2013
DBO at beginning of the year	Ps.	579,667	Ps.	456,691
Add (deduct):
Current service cost		28,083		16,032
Financial cost		31,591		21,852
Remeasurement for the period		7,851		167,985
Benefits paid		(85,747)		(84,445)
Past service cost		—		1,552
DBO at end of the year	Ps.	561,445	Ps.	579,667

At December 31, 2014 and 2013, liabilities relating to vested employee benefits amounted to Ps.337,619 and Ps.391,860, respectively.

The reconciliation between the beginning and ending balances of the employee benefit plan assets at fair value for the years 2014 and 2013 is shown below:

	2014		2013
Plan assets at fair value at beginning of the year	Ps.	56,240	Ps.	48,910
Add (deduct):
Return on plan assets		2,970		2,494
Return on plan assets recognized in other comprehensive income		(3,563)		4,836
Plan assets at fair value at end of the year	Ps.	55,647	Ps.	56,240

The following table shows the reconciliation between the present value of the defined benefit obligation and the plan assets at fair value, and the projected net liability included in the balance sheet:

	At December 31, 2014		At December 31, 2013
Employee benefit (assets) liabilities:
DBO	Ps.	561,445	Ps.	579,667
Plan assets		(55,647)		(56,240)
Employee benefits obligations	Ps.	505,798	Ps.	523,427

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

The value of the DBO related to the pension plan amounted to Ps.495,808 and Ps.507,826 at December 31, 2014 and 2013, respectively, while the value of the DBO related to seniority premiums amounted to Ps.65,637 and Ps.71,841, respectively.

At December 31, 2014, 2013 and 2012, the components of net cost comprised the following:

	2014		2013		2012
Current service cost	Ps.	28,083	Ps.	16,032	Ps.	19,907
Past service cost		—		1,552		—
Financial cost		31,591		21,852		22,296
Return on plan assets		(2,970)		(2,494)		(4,085)
Net cost for the year	Ps.	56,704	Ps.	36,942	Ps.	38,118

The net cost for the year 2014, 2013 and 2012 of Ps.56,704, Ps.36,942 and Ps.38,118, respectively, was recognized as follows:

	2014		2013		2012
Cost of sales	Ps.	10,150	Ps.	10,470	Ps.	3,640
Selling and administrative expenses		41,498		21,993		30,711
Discontinued operations		5,056		4,479		3,767
Net cost for the year	Ps.	56,704	Ps.	36,942	Ps.	38,118

Remeasurements of the defined benefit obligation recognized in other comprehensive income are comprised of:

	2014		2013		2012
Return on plan assets (excluding amounts included in net cost of the year)	Ps.	3,563	Ps.	(4,836)	Ps.	(5,975)
Actuarial gains and losses arising from changes in demographic assumptions		59,940		—		—
Actuarial gains and losses arising from changes in financial assumptions		(15,234)		(19,366)		67,269
Actuarial gains and losses arising from experience adjustments		(36,855)		187,351		44,621
Acquisition/disposal or excision of business		—		—		52
	Ps.	11,414	Ps.	163,149	Ps.	105,967

The total amount recognized in other comprehensive income is described below:

	2014		2013
Balance at the beginning of the year	Ps.	274,004	Ps.	110,885
Remeasurements that occurred during the year		11,414		163,149
Balance at the end of the year	Ps.	285,418	Ps.	274,004

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

At December 31, 2014 and 2013, plan assets stated at fair value and related percentages with respect to total plan assets were analyzed as follows:

	At December 31, 2014			At December 31, 2013
Equity securities, classified by type of industry:	Ps.	42,508	76%	Ps.	42,180	75%
Consumer industry		10,191			7,907
Financial institutions		32,317			34,273

Fixed rate securities		13,139	24%		14,060	25%
Fair value of plan assets	Ps.	55,647	100%	Ps.	56,240	100%

The Company has a policy of maintaining at least 30% of its trust assets in Mexican Federal Government instruments. Guidelines have been established for the remaining 70% and investment decisions are taken in accordance with these guidelines to the extent market conditions and available funds allow it.

As of December 31, 2014, the funds maintained in plan assets were considered sufficient to face the Company’s short-term needs; therefore, the Company’s management has determined that for the time being there is no need for additional contributions to increase these assets.

The main actuarial assumptions used were as follows:

	At December 31, 2014	At December 31, 2013
Discount rate	6.25%	5.75%
Future increase rate in compensation levels	4.50%	4.50%
Long-term inflation rate	3.50%	3.50%

At December 31 2014 and 2013, the impact in DBO for a decrease of 25 basis points in the discount rate amounts to Ps.10,147 and Ps.9,470, respectively.

The sensitivity analysis mentioned above is based on the change in the discount rate while keeping constant the rest of the assumptions. In practice, this is unlikely to occur, and changes in some of the assumptions can be correlated.

The methods used in preparing the sensitivity analysis did not change from those used in prior years.

The average duration of the benefit obligation at December 31, 2014 and 2013 is 13 and 14 years, respectively.

The Company does not expect to contribute during the next fiscal year.

B) OTHER COUNTRIES

In the United States, the Company has a savings and investment plan that incorporates voluntary employee 401(k) contributions with matching contributions from the Company in this country. For the years ended December 31, 2014, 2013 and 2012, total expenses related to this plan amounted to Ps.81,215, Ps.68,658 and Ps.62,340, respectively (U.S.$6,082, U.S.$5,351 and U.S.$4,737 thousand, respectively).

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

Additionally, the Company has established an unfunded nonqualified deferred compensation plan for a selected group of management and highly compensated employees. The plan is voluntary and allows employees to defer a portion of their salary or bonus in excess of the savings and investment plan limitations. The employees elect investment options and the Company monitors the result of those investments and records a liability for the obligation. For the years ended December 31, 2014, 2013 and 2012, total expenses related to this plan were approximately Ps.7,184, Ps.2,515 and Ps.6,014, respectively (U.S.$538, U.S.$196 and U.S.$457 thousand, respectively). At December 31, 2014 and 2013, the liability recognized for these items amounted to Ps.94,151 and Ps.87,469, respectively (U.S.$6,397 and U.S.$6,689 thousand, respectively).

In Central America, the retirement and severance provisions are determined according to the current Labor Legislation of each country. At December 31, 2014 and 2013, the liability recognized for this item amounted to Ps.10,321 and Ps.8,745, respectively, and the total labor obligation cost amounted Ps.1,586 and Ps.1,843, respectively.

18. EQUITY

A)  COMMON STOCK

At December 31, 2014 and 2013, the Company’s outstanding common stock consisted of 432,749,079 Series “B” shares, with no par value, fully subscribed and paid, which can only be withdrawn with stockholders’ approval.

The Extraordinary Stockholders’ Meeting held on May 15, 2013 agreed on the merger by incorporation of Valores Azteca, S.A. de C.V. as merged company that is extinguished, with GRUMA as merging company. In accordance with this merger, GRUMA as owner of 45% of the capital stock of Valores Azteca, received 24,566,561 ordinary shares, with no par value, Series B, Class I, of GRUMA. The effect in the Company’s equity as a result of this merger was $1,009,848.

Additionally, the following shares of GRUMA were approved to be cancelled:

Amount of shares cancelled	Description
1,523,900 shares	Shares held in Treasury, repurchased by GRUMA
106,335,069 shares	Shares held in Treasury, acquired by GRUMA from ADM in December 2012 (Note 29)
24,566,561 shares	Shares received by GRUMA, due to the merger of Valores Azteca with GRUMA (Note 10)

B)  RETAINED EARNINGS

In accordance with Mexican Corporate Law, the legal reserve must be increased annually by 5% of annual net profits until it reaches a fifth of the fully paid common stock amount. The legal reserve is included within retained earnings.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

Movements in the legal reserve for the years ended December 31, 2014 and 2013 are as follows:

	Amount
Balance at December 31, 2012	Ps.	304,631
Increases during the year	—
Balance at December 31, 2013	304,631
Increases during the year	283,674
Balance at December 31, 2014	Ps.	588,305

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

Dividends paid are not subject to income tax if paid from the Net Tax Profit Account (CUFIN) and will be taxed at a rate that fluctuates between 32% and 35% if they are paid from the reinvested Net Tax Profit Account. Dividends paid that exceed CUFIN and reinvested CUFIN are subject to an income tax payable at a rate of 30% if paid in 2015. The tax is payable by the Company and may be credited against the normal income tax payable by the Company in the year in which the dividends are paid or in the following two years. Dividends paid from earnings previously taxed are not subject to any withholding or additional tax payment.

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

Movements in the reserve for acquisition of Company’s own shares for the years ended December 31, 2014 and 2013 are as follows. During 2014, no movements were recognized in this reserve.

	Amount
Balance at December 31, 2012	Ps.	467,388
Increase in reserve for repurchase of Company’s own shares approved by the Stockholders’ Meeting in April 26, 2013	650,000
Cancellation of repurchased shares in 2013	(467,388)
Balance at December 31, 2014 and 2013	Ps.	650,000

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

D) FOREIGN CURRENCY TRANSLATION ADJUSTMENTS

Foreign currency translation adjustments consisted of the following as of December 31:

	2014		2013
Balance at beginning of year	Ps.	(10,895)	Ps.	(64,081)
Effect of the year from translating net investment in foreign subsidiaries	793,342		(217,535)
Reclassification adjustment for foreign currency translation from discontinued operations (1)	—		317,133
Exchange differences arising from foreign currency liabilities accounted for as a hedge of the Company’s net investments in foreign subsidiaries	(961,855)		(46,412)
Balance at end of year	Ps.	(179,408)	Ps.	(10,895)

(1)         Corresponds to the shareholders’ portion of the foreign currency translation effect. The non-controlling portion of the foreign currency translation effect at December 31, 2013 amounts to Ps.115,325.

The investment that the Company maintains in its operations in the United States and Europe generated a hedge of up to U.S.$597 and U.S.$651 million at December 31, 2014 and 2013, respectively.

At December 31, 2014 and 2013, the accumulated effect of translating net investment in foreign subsidiaries impacted non-controlling interest in the amounts of Ps.6,481 and Ps.(8,769), respectively.

19. SUBSIDIARIES

The table below shows details of non-wholly subsidiaries of the Company that have material non-controlling interests:

	Country of incorpora-tion and	% of non-controlling interest At December 31,		Income allocated to non-controlling interest For the years ended December 31,
Name of subsidiary	business	2014	2013	2014		2013		2012
Grupo Industrial Maseca, S.A.B. de C.V.	Mexico	16.82%	16.82%	Ps.	201,651	Ps.	301,328	Ps.	241,575

	Accumulated non-controlling interest At December 31,
Name of subsidiary	2014		2013
Grupo Industrial Maseca, S.A.B. de C.V.	Ps.	1,566,037	Ps.	1,473,531

Summarized financial information in respect of the Company’s subsidiary that has material non-controlling interests is set out below. The summarized financial information below represents amounts before inter-company eliminations.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

Grupo Industrial Maseca, S.A.B. de C.V.

	At December 31, 2014		At December 31, 2013
Current assets	Ps.	4,375,184	Ps.	4,440,185
Non-current assets	6,533,727		7,141,225
Current liabilities	2,291,459		3,647,105
Non-current liabilities	652,070		624,718
Equity attributable to owners of the Company	6,513,209		5,836,056
Non-controlling interests	1,566,037		1,473,531
Dividends paid to non-controlling interests	101,392		594,024

	For the year ended December 31,
	2014		2013		2012
Net sales	Ps.	5,074,107	Ps.	15,944,039	Ps.	16,947,660
Net income	1,199,763		1,767,978		1,352,888
Comprehensive income	1,162,092		1,760,949		1,295,452

Cash flows:
Operating activities	Ps.	2,481,087	Ps.	4,473,355	Ps.	842,946
Investment activities	(171,624)		(2,792,669)		(457,388)
Financing activities	(2,111,933)		(1,886,033)		(351,475)

20. FINANCIAL INSTRUMENTS

A) FINANCIAL INSTRUMENTS BY CATEGORY

The carrying values of financial instruments by category are presented below:

	At December 31, 2014
	Loans, receivables and liabilities at amortized cost		Financial assets and liabilities at fair value through profit or loss		Hedge derivatives		Assets available for sale		Total categories
Financial assets:
Cash and cash equivalents	Ps.	1,465,088	Ps.	—	Ps.	—	Ps.	—	Ps.	1,465,088
Derivative financial instruments	—		8,575		87,801		—		96,376
Accounts receivable	6,489,396		—		—		—		6,489,396
Investment in Venezuela available for sale	—		—		—		3,109,013		3,109,013
Long term notes receivable from sale of tortilla machines and other (Note 9)	145,794		—		—		—		145,794

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

At December 31, 2014
Loans, receivables and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Hedge derivatives	Assets available for sale	Total categories
Financial liabilities:
Current debt	Ps.	1,437,108	Ps.	—	Ps.	—	Ps.	—	Ps.	1,437,108
Trade accounts payable	3,555,521	—	—	—	3,555,521
Derivative financial instruments	—	49,024	—	—	49,024
Long-term debt	9,324,052	—	—	—	9,324,052
Contingent payment due to repurchase of the Company’s own shares (Note 29)	—	823,960	—	—	823,960
Other liabilities (excludes non-financial liabilities)	27,053	—	—	—	27,053

	At December 31, 2013
	Loans, receivables and liabilities at amortized cost		Financial assets and liabilities at fair value through profit or loss		Hedge derivatives		Assets available for sale		Total categories
Financial assets:
Cash and cash equivalents	Ps.	1,338,555	Ps.	—	Ps.	—	Ps.	—	Ps.	1,338,555
Derivative financial instruments	—		12,282		108,280		—		120,562
Accounts receivable	7,193,317		—		—		—		7,193,317
Investment in Venezuela available for sale	—		—		—		3,109,013		3,109,013
Long term notes receivable from sale of tortilla machines and other (Note 9)	154,458		—		—		—		154,458

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

At December 31, 2013
Loans, receivables and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Hedge derivatives	Assets available for sale	Total categories
Financial liabilities:
Current debt	Ps.	3,275,897	Ps.	—	Ps.	—	Ps.	—	Ps.	3,275,897
Trade accounts payable	3,547,498	—	—	—	3,547,498
Derivative financial instruments	—	—	71,540	—	71,540
Long-term debt	13,096,443	—	—	—	13,096,443
Contingent payment due to repurchase of the Company’s own shares (Note 29)	—	671,069	—	—	671,069
Other liabilities (excludes non-financial liabilities)	51,924	—	—	—	51,924

B) FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, trade accounts payable and other current liabilities approximate their fair value, due to their short maturity. In addition, the net book value of accounts receivable and recoverable taxes represent the expected cash flow to be received.

The estimated fair value of the Company’s financial instruments is as follows:

	At December 31, 2014
	Carrying amount		Fair value
Assets:
Derivative financial instruments — fuel (1)	Ps.	7,804	Ps.	7,804
Derivative financial instruments — corn (1)	88,572		88,572
Investment in Venezuela available for sale	3,109,013		3,109,013		(2)
Long-term notes receivable from sale of tortilla machines	134,502		145,780
Liabilities:
10-year Bonds in U.S. dollars bearing fixed interest at an annual rate of 4.875%	5,820,558		6,063,816
Short and long-term debt	4,940,602		5,042,515
Contingent payment due to repurchase of the Company’s own shares	823,960		823,960
Derivative financial instruments - other raw materials	49,024		49,024

(1)         At December 31, 2014, the balance of derivative financial instruments receivable amounted to Ps.96,376, and is comprised of Ps.23,127 corresponding to the gain from the valuation of open positions in corn and fuel derivative financial instruments at the end of the year, and Ps.119,503 corresponding to revolving funds or margin calls that arise from price changes in the underlying asset that the Company maintains with the third party, to be applied against payments, related to corn and fuel derivatives.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

(2)         Following the applicable guidelines and considering that the range of reasonable fair-value estimates was significant and the probabilities of the various estimates within the range could not be reasonably assessed, the Company recognized this financial asset at its carrying value and not at its fair value. See Note 26.

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

(2)         Following the applicable guidelines and considering that the range of reasonable fair-value estimates was significant and the probabilities of the various estimates within the range could not be reasonably assessed, the Company recognized this financial asset at its carrying value and not at its fair value. See Note 26.

The fair values al December 31, 2014 and 2013 were determined by the Company as follows:

•                  The fair values of bonds in U.S. dollars were determined based on available market prices. Fair values of bonds are classified as level 1 in the fair value hierarchy.

•                  The fair value for the rest of the long-term debt was based on the present value of the cash flows discounted at interest rates based on readily observable market inputs. Fair value of long-term debt is classified as level 3 in the fair value hierarchy. The average discount rate used was 3.34% in 2014 and 3.74% in 2013.

•                  Long-term notes receivable from sale of tortilla machines are classified as level 2 in the fair value hierarchy. Its fair value was based on the present value of future cash flows using a discount rate of 9.01% in 2014 and 2013.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

C) DERIVATIVE FINANCIAL INSTRUMENTS

At December 31, 2014 derivative financial instruments comprised the following:

		Fair value
Type of contract	Notional amount	Asset		Liability

Corn futures	12,345,000 Bushels	Ps.	—	Ps.	21,249
Natural gas swaps	3,360,000 Mmbtu	—		49,024
Fuel swaps	5,544,000 Gallons	—		1,878

At December 31, 2014, open positions of corn derivatives were recorded at fair value. The result of the valuation of financial instruments that qualified as cash flow hedge represented a loss of Ps.25,133, which was recognized in comprehensive income within equity. At December 31, 2014, the Company had open positions of financial instruments for corn, natural gas and fuel that did not qualify as hedge accounting. These open positions represented a loss of Ps.45,534, which was recognized in income as other expenses, net.

Operations terminated at December 31, 2014 on corn and natural gas derivatives represented a loss of Ps.76,365 which was recognized in income as other expenses, net (Note 22).

Exchange rate derivative financial instruments were recorded at fair value. At December 31, 2014, the Company had no open positions of these instruments. Likewise, for the year ended December 31, 2014, terminated operations of these instruments represented a loss of Ps.23,375, which was recognized in income as comprehensive financing cost, net (Note 24).

At December 31, 2014, the Company had revolving funds denominated “margin calls” amounting Ps.119,503, which are required to be applied against payments, due to price changes in the underlying asset.

For the year ended December 31, 2014, the Company reclassified the amount of Ps.251,746 from comprehensive income and recognized it as part of inventory. This amount refers to the loss from the terminated operations for corn hedges, in which the grain, subject to these hedges, was received. Additionally, the corn hedges terminated during the period and for which no corn has been received, originated a gain of Ps.2,395, which was recognized in comprehensive income.

At December 31, 2013 derivative financial instruments comprised the following:

		Fair value
Type of contract	Notional amount	Asset		Liability

Corn futures	6,365,000 Bushels			Ps.	71,540
Exchange rate forwards	$65,280,000 USD	Ps.	12,282

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

Operations terminated at December 31, 2013 on corn and natural gas derivatives represented a loss of Ps.30,160 which was recognized in income as other expenses, net (Note 22).

Exchange rate derivative financial instruments were recorded at fair value. At December 31, 2013, the open positions of exchange rate derivatives represented a gain of Ps.9,543 which was recognized in income as comprehensive financing cost, net (Note 24). Likewise, for the year ended December 31, 2013, terminated operations of these instruments represented a gain of Ps.24,377, which was recognized in income as comprehensive financing cost, net (Note 24).

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

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

b. Measurement

Assets and liabilities measured at fair value are summarized below:

	At December 31, 2014
	Level 1		Level 3		Total
Assets:
Plan assets — seniority premium fund	Ps.	55,647	Ps.	—	Ps.	55,647
Derivative financial instruments — corn	88,572		—		88,572
Derivative financial instruments — fuel	7,804		—		7,804
Investment in Venezuela available for sale	—		3,109,013		3,109,013		(1)
	Ps.	152,023	Ps.	3,109,013	Ps.	3,261,036

Liabilities:
Derivative financial instruments — natural gas	Ps.	—	Ps.	49,024	Ps.	49,024
Contingent payment due to repurchase of the Company’s own shares	—		823,960		823,960
	Ps.	—	Ps.	872,984	Ps.	872,984

(1)         Following the applicable guidelines and considering that the range of reasonable fair-value estimates was significant and the probabilities of the various estimates within the range could not be reasonably assessed, the Company recognized this financial asset at its carrying value and not at its fair value. See Note 26.

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

(2)         Following the applicable guidelines and considering that the range of reasonable fair-value estimates was significant and the probabilities of the various estimates within the range could not be reasonably assessed, the Company recognized this financial asset at its carrying value and not at its fair value. See Note 26.

There were no transfers between the three levels in the period.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

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

The table below includes a roll-forward of the balance sheet amounts for the years ended December 31, 2014 and 2013 for financial instruments classified by the Company within Level 3 of the valuation hierarchy. When a determination is made to classify a financial instrument within Level 3, it is due to the use of significant unobservable inputs. However, Level 3 financial instruments typically include, in addition to the unobservable or level 3 components, observable components (that is, components that are actively quoted and can be validated to external sources); accordingly, the gains and losses in the table below include changes in fair value due, in part, to observable factors that are part of the valuation methodology:

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

	Contingent payment due to repurchase of the Company’s own shares		Derivative financial instruments — other raw materials		Investment available for sale
Balance as of December 31, 2012	Ps.	606,495	Ps.	28,832	Ps.	—
Investment in Venezuela available for sale	—		—		3,109,013
Total gains or losses:
In the income statement	64,574		(28,832)		—
In the comprehensive income statement	—		—		—
Additional provision	—		—		—
Balance as of December 31, 2013	671,069		—		3,109,013
Investment in Venezuela available for sale
Total gains or losses:
In the income statement	152,891		49,024		—
In the comprehensive income statement	—		—		—
Additional provision	—		—		—
Balance as of December 31, 2014	Ps.	823,960	Ps.	49,024	Ps.	3,109,013

Contingent payment due to repurchase of the Company’s own shares

Regarding the contingent payment due to repurchase of the Company’s own shares and as mentioned in Note 29, the Company recognized a contingent payment liability amounting to Ps.823,960 (U.S.$55,983 million) and Ps. 671,069 (U.S.$ 51.3 million) at December 31, 2014 and 2013, respectively, regarding the scenario identified as (i) in that Note. This provision is related to the increase in GRUMA’s shares market price, over the closing price of GRUMA’s shares determined for purposes of the transaction, at the end of a 42-month period.

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

Significant data used to determine the fair value of the contingent payment liability is as follows:

	At December 31,
	2014		2013
Weighted volatility of historical prices of GRUMA’s shares	27.05%		38.83%
Weighted average price of GRUMA’s shares (simulated)	Ps.	364.97 per share	Ps.	316.95 per share
Forward exchange rate	Ps.	15.27 per dollar	Ps.	14.07 per dollar
Discount rate	4.87%		6.80%

An increase or decrease of 10% in the discount rate used for the calculation of fair value, would result in an effect of Ps.5,480 and Ps.9,571, at December 31, 2014 and 2013, respectively.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

Derivative financial instruments — natural gas

Natural gas derivative financial instruments were recognized at fair value, which was determined using future cash flow discounted to present value, using quoted market prices of natural gas listed on the NYMEX Exchange.

For the Company, the unobservable input included in the valuation of this Level 3 financial instrument refers solely to the Company’s own credit risk. For the year 2014 the Company’s management believes that a possible reasonable change in this unobservable assumption will not cause a change where the fair value can materially exceed the carrying value.

Investment available for sale

The investment in Venezuela available for sale is recognized at the best estimated amount considered by the Company, which is represented by its carrying value, since no active market exists for this investment. See Note 26 for more information.

21. EXPENSES BY NATURE

Expenses by nature are presented in the income statement within the captions of cost of sales and selling and administrative expenses and are analyzed as follows:

	2014		2013		2012
Cost of raw materials consumed and changes in inventory (Note 8)	Ps.	19,047,263	Ps.	20,036,893	Ps.	22,735,345
Employee benefit expenses (Note 23)	11,824,788		11,127,071		11,211,456
Depreciation	1,402,509		1,400,412		1,447,034
Amortization	57,942		168,964		75,744
Rental expense of operating leases (Note 27)	875,293		733,861		722,739
Research and development expenses (Note 12)	152,967		144,563		136,826

22. OTHER EXPENSES, NET

Other expenses, net comprised the following:

	2014		2013		2012

Net loss from sale of fixed assets	Ps.	(40,981)	Ps.	(89,941)	Ps.	(17,966)
Net gain from sale of scrap	1,845		1,073		2,092
Impairment loss on long-lived assets	(14,395)		(45,235)		(4,014)
Cost of written-down fixed assets	(64,503)		—		(37,681)
Current employees’ statutory profit sharing	(53,677)		(53,415)		(51,123)
Non-recoverable cost of damaged assets	(3,652)		(4,221)		(2,654)
Result from derivative financial instruments	(121,899)		(1,330)		38,148
Total	Ps.	(297,262)	Ps.	(193,069)	Ps.	(73,198)

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

23. EMPLOYEE BENEFIT EXPENSES

Employee benefit expenses are comprised of the following:

	2014		2013		2012
Salaries, wages and benefits (including termination benefits)	Ps.	11,028,190	Ps.	10,408,024	Ps.	10,481,833
Social security contributions	654,581		613,129		626,120
Employment benefits (Note 17)	142,017		105,918		103,503
Total	Ps.	11,824,788	Ps.	11,127,071	Ps.	11,211,456

24.  COMPREHENSIVE FINANCING COST

Comprehensive financing cost, net is comprised by:

	2014		2013		2012
Interest expense (Note 14)	Ps.	(1,189,993)	Ps.	(1,105,268)	Ps.	(897,021)
Interest income	35,552		37,250		43,856
Gain from derivative financial instruments (Note 20)	(23,375)		33,920		55,352
Gain (loss) from foreign exchange differences, net	72,413		46,473		(82,577)
Comprehensive financing cost, net	Ps.	(1,105,403)	Ps.	(987,625)	Ps.	(880,390)

25.  INCOME TAX EXPENSE

A)  INCOME BEFORE INCOME TAX

The domestic and foreign components of income before income tax are the following:

	For the years ended December 31,
	2014		2013		2012
Domestic	Ps.	1,987,178	Ps.	1,361,499	Ps.	671,136
Foreign	2,930,333		2,290,627		1,057,567
	Ps.	4,917,511	Ps.	3,652,126	Ps.	1,728,703

B)  COMPONENTS OF INCOME TAX EXPENSE

The components of income tax expense are the following:

	2014		2013		2012

Current tax:
Current tax on profits for the year	Ps.	(2,103,594)	Ps.	(2,079,506)	Ps.	(530,500)
Adjustments in respect of prior years	194,257		137,645		(38,568)
Total current tax	(1,909,337)		(1,941,861)		(569,068)

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

	2014		2013		2012
Deferred tax:
Origin and reversal of temporary differences	865,992		98,251		(474,286)
Tax credit derived from foreign dividends	—		—		138,074
Use of tax loss carryforwards not previously recognized	(16,238)		1,648,249		—
Total deferred tax	849,754		1,746,500		(336,212)

Total income tax expense	Ps.	(1,059,583)	Ps.	(195,361)	Ps.	(905,280)

Domestic federal, foreign federal and state income taxes in the consolidated statements of income consisted of the following components:

	For the years ended December 31,
	2014		2013		2012
Current:
Domestic federal	Ps.	(714,311)	Ps.	(1,022,764)	Ps.	(210,103)
Foreign federal	(1,082,163)		(810,651)		(315,224)
Foreign state	(112,863)		(108,446)		(43,741)
	(1,909,337)		(1,941,861)		(569,068)
Deferred:
Domestic federal	709,553		1,601,949		(187,958)
Foreign federal	156,612		160,320		(153,677)
Foreign state	(16,411)		(15,769)		5,423
	849,754		1,746,500		(336,212)
Total income taxes	Ps.	(1,059,583)	Ps.	(195,361)	Ps.	(905,280)

C)  RECONCILIATION OF FINANCIAL AND TAXABLE INCOME

For the years ended December 31, 2014, 2013 and 2012, the reconciliation between statutory income tax amounts and the effective income tax amounts is summarized as follows:

	2014		2013		2012
Statutory federal income tax (30% for 2014, 2013 and 2012)	Ps.	(1,475,253)	Ps.	(1,095,638)	Ps.	(518,611)
Effects related to inflation	(109,626)		(146,883)		(99,747)
Foreign income tax rate differences	(41,826)		(86,918)		(57,008)
Tax credit derived from foreign dividends	718,135		—		383,740
Recoverable asset tax written off	—		—		(209,940)
Tax loss carryforwards used	23,341		1,131,434		(86,620)
Recovery of asset tax from previous years	—		216,204		—
Nondeductible expenses and others	(174,354)		(213,560)		(317,094)
Effective income tax (21.55%, 5.35% and 52.37% for 2014, 2013 and 2012, respectively)	Ps.	(1,059,583)	Ps.	(195,361)	Ps.	(905,280)

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

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

26. DISCONTINUED OPERATIONS

A) AGREEMENT FOR THE SALE OF THE WHEAT FLOUR OPERATIONS IN MEXICO

On June 10, 2014, GRUMA reached an agreement with Grupo Trimex, S.A. de C.V. (“Grupo Trimex”) for the sale of its wheat flour operations in Mexico. This transaction is in line with the Company’s strategy of focusing on its core businesses. Through this transaction, Grupo Trimex acquired all the shares representing Molinera de México, S.A. de C.V.’s capital stock (including transfer of personnel and assets), as well as the assets owned by Agroindustrias Integradas del Norte, S.A. de C.V., subsidiary of Grupo Industrial Maseca, S.A. B. de C.V. related to wheat flour production.

During December 2014, the Company concluded the sale of its wheat flour operations in Mexico. The total sale price was Ps.3,677,788.

The Company recognized in income a gain of Ps.214,755 as discontinued operations.

Income and cash flows related to the wheat flour operations in Mexico for the periods presented were classified as discontinued operations.

The assets and liabilities of the wheat flour operations in Mexico, at November 30, 2014 and at December 31, 2013 are shown below:

	At November 30, 2014		At December 31, 2013
Accounts receivable, net	Ps.	823,764	Ps.	917,417
Inventories	1,332,661		1,095,199
Other current assets	119,895		38,613
Total current assets	2,276,320		2,051,229

Property, plant and equipment	1,323,744		1,301,233
Other non-current assets	233,284		230,874
Total non-current assets	1,557,028		1,532,107

Total assets	Ps.	3,833,348	Ps.	3,583,336

Current liabilities	268,971		204,662
Non-current liabilities	101,344		45,811
Total liabilities	Ps.	370,315	Ps.	250,473

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

The analysis of the gain or loss from discontinued operations related with the sale of the wheat flour operations in Mexico is as follows:

	2014		2013		2012
Net sales	Ps.	4,807,420	Ps.	5,070,781	Ps.	5,138,916
Cost of sales	(3,824,071)		(4,245,166)		(4,301,215)
Gross profit	983,349		825,615		837,701

Selling and administrative expenses	(540,674)		(635,341)		(605,014)
Other expenses, net	(8,411)		574		(27,771)
Operating income	434,264		190,848		204,916

Share of profits of associated company	3,036		2,562		2,976
Comprehensive financing cost, net	(9,652)		19,211		53,697
Income before income taxes	427,648		212,621		261,589

Income taxes	(3,516)		(3,088)		42,499
Income from discontinued operation, net	Ps.	424,132	Ps.	209,533	Ps.	304,088

Net gain from the sale of wheat flour operations in Mexico	214,755		—		—
Income from discontinued operations of wheat flour operations in Mexico	Ps.	638,887	Ps.	209,533	Ps.	304,088

Attributable to:
Shareholders	Ps.	670,907	Ps.	210,455	Ps.	221,062
Non-controlling interest	(32,020)		(922)		83,026
	Ps.	638,887	Ps.	209,533	Ps.	304,088

B) LOSS OF CONTROL OF VENEZUELA

The Ministry of Popular Power for Internal Relations and Justice published on January 22, 2013 Administrative Providence number 004-13 dated January 21, 2013 (the “Providence”) in the Official Gazette of the Bolivarian Republic of Venezuela (the “Republic”). Given this Providence, which designated special managers with the broadest management faculties conferred by the Republic, GRUMA determined that it had lost control of the subsidiaries in Venezuela: Molinos Nacionales, C.A. (“MONACA”) and Derivados de Maíz Seleccionado, DEMASECA, C.A. (“DEMASECA”). Refer to Note 28 for additional detail on the processes in Venezuela.

Following the principles set by IFRS, the Company lost the ability to affect the variable returns and concluded that it had lost the control of MONACA and DEMASECA on January 22, 2013. Consequently and as a result of such loss of control, the Company proceeded with the following:

a)             Ceased the consolidation of the financial information of MONACA and DEMASECA starting January 22, 2013 and derecognized the assets and liabilities of these companies from the consolidated balance sheet. For disclosure and presentation purposes, the Company considered these subsidiaries as a significant segment and therefore, applied the guidelines from IFRS 5 for their accounting treatment as discontinued operations. Consequently, the results and cash flows generated by the Venezuelan companies for the periods presented were classified as discontinued operations.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

b)             The amounts recognized in other comprehensive income relating to these companies were reclassified in the year 2013 to the consolidated income statement as part of the results from discontinued operations, considering that MONACA and DEMASECA were disposed of due to the loss of control.

c)              Recognized the investment in MONACA and DEMASECA as a financial asset, classifying it as an available-for-sale financial asset. The Company classified its investment in these companies as available for sale since management believed that is the appropriate treatment applicable to a non-voluntary disposition of assets and the asset did not fulfill the requirements of classification in another category of financial assets. Following the applicable guidelines and considering that the range of reasonable fair-value estimates was significant and the probabilities of the various estimates within the range could not be reasonably assessed, the Company recognized this financial asset at its carrying value translated to the functional currency of the Company using an exchange rate of $2.9566 Mexican pesos per bolivar (Bs.4.3 per U.S. dollar), which was effective at the date of the loss of control, and not at its fair value. The investment in MONACA and DEMASECA is subject to impairment tests at the end of each reporting period when there is objective evidence that the financial asset is impaired.

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

As required by IFRS, GRUMA performed impairment tests on the investments in MONACA and DEMASECA to determine a potential recoverable amount, using two valuation techniques: 1) an income approach considering estimated future cash flows as a going concern business, discounted at present value using an appropriate discount rate (weighted average cost of capital), and 2) a market approach, such as the public company market multiple method using implied multiples such as earnings before interest, taxes, depreciation and amortization, and revenues of comparable companies adjusted for liquidity, control and disposal expenses. In both cases, the potential recoverable amounts using the income and market approach were higher than the carrying value of these investments and therefore, no impairment adjustment was deemed necessary at December 31, 2014 and 2013. Regarding the calculations to determine the potential recoverable amount, the Company’s management believes that a possible reasonable change in the key assumptions would not cause the carrying value of the Company’s investment in MONACA and DEMASECA materially exceed the potential recoverable amount before described.

For purposes of these calculations, the Company used the SICAD 1 available exchange rate (12.00 Venezuelan bolivars per U.S. dollar as of December 31, 2014 and 11.30 Venezuelan bolivars per U.S. dollar as of December 31, 2013) which is the reference considered by Management for settlement, based on its legal ability to do so. The Venezuelan exchange system, comprising the SICAD, involves different rates at which certain transactions should be executed, including “foreign investments and payment of royalties” for which the reference rate is 12.00 Venezuelan bolivars per U.S. dollar. For a simulation exercise where a different exchange rate is used for impairment tests, such as the SICAD 2 (49.99 Venezuelan bolivars per U.S. dollar at December 31, 2014), the calculations would result in an

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

impairment loss in income of Ps.124,578 related with the Company’s investment in MONACA and DEMASECA.

The historical value of the net investment in MONACA and DEMASECA at January 22, 2013, the date when the Company ceased the consolidation of the financial information of these entities, was Ps.2,913,760 and Ps.195,253, respectively.

On January 24, 2014, Exchange Agreement No. 25 became effective, which establishes the concepts to which the SICAD 1 exchange rate applies, for foreign currency transactions. In addition, the agreement also provides that the sale operation of foreign currency, whose clearance has been requested to the Central Bank of Venezuela before the Exchange Agreement No.25 became effective, will be settled at the exchange rate effective on the date on which such operations were authorized. This Exchange Agreement No.25 resulted in a net foreign exchange loss of Ps.16,642 to the Company for the year 2014, which was presented as discontinued operations. This exchange loss is originated by certain accounts receivable maintained with the Venezuelan companies as of December 31, 2014 which are expected to be settled at this SICAD 1 exchange rate (12.00 Venezuelan bolivars per U.S. dollar as of December 31, 2014). For a simulation exercise where a different exchange rate is used, such as the SICAD 2, an additional foreign exchange loss of Ps.64,745 will result from certain accounts receivable maintained with the Venezuelan companies.

The financial information of MONACA and DEMASECA at January 22, 2013 and December 31, 2012  is:

	At January 22, 2013*		At December 31, 2012*
Current assets	Ps.	4,345,709	Ps.	4,463,157
Non-current assets	2,558,444		2,624,411
Total assets	6,904,153		7,087,569
Percentage of consolidated total assets	14.0%		14.3%

Current liabilities	2,641,540		2,853,060
Non-current liabilities	96,103		95,132
Total liabilities	2,737,643		2,948,192
Percentage of consolidated total liabilities	7.8%		8.4%

Total net assets	4,166,510		4,139,377
Percentage of consolidated total net assets	29.1%		28.8%

Non-controlling interest	1,057,497		1,049,088
Interest of Gruma in total net assets	Ps.	3,109,013	Ps.	3,090,289

* No material transactions between MONACA and DEMASECA and the Company need to be eliminated.

Additionally, at December 31, 2014 and 2013 certain subsidiaries of GRUMA have accounts receivable with the Venezuelan companies for a total amount of Ps.1,123,904 and Ps.1,137,718, respectively. According to tests performed by the Company, these receivables are not impaired (see Note 7).

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

The analysis of the gain or loss from discontinued operation related to the loss of control of the Venezuelan subsidiaries is:

	2014		2013		2012
Net sales	Ps.	—	Ps.	880,991	Ps.	9,907,182
Cost of sales		—		(668,091)		(7,500,396)
Gross profit				212,900		2,406,786

Selling and administrative expenses		(23,393)		(129,960)		(1,707,076)
Other expenses, net		—		(1,431)		(687)
Operating income		(23,393)		81,509		699,023

Comprehensive financing cost, net		—		21,471		97,735
Income before income taxes		(23,393)		102,980		796,758

Income taxes		—		(26,850)		(220,510)
Discontinued operations		(23,393)		76,130		576,248

Foreign exchange loss of accounts receivable with Venezuela		(16,642)		—		—
Reclassification of foreign currency translation adjustment		—		(432,459)		—
(Loss) gain from discontinued operations	Ps.	(40,035)	Ps.	(356,329)	Ps.	576,248

Attributable to:
Shareholders	Ps.	(8,048)	Ps.	(261,461)	Ps.	439,010
Non-controlling interest		(31,987)		(94,868)		137,238
	Ps.	(40,035)	Ps.	(356,329)	Ps.	576,248

27. COMMITMENTS

A) OPERATING LEASES

The Company is leasing certain facilities and equipment under long-term lease agreements in effect through 2027, which include an option for renewal. These agreements are recognized as operating leases, since the contracts do not transfer substantially all risks and advantages inherent to ownership.

Future minimum lease payments under operating lease agreements are as follows:

	2014		2013
No later than 1 year	Ps.	586,002	Ps.	586,314
Later than 1 year and no later than 5 years		1,116,360		1,056,789
Later than 5 years		271,441		308,252
	Ps.	1,973,803	Ps.	1,951,355

Rental expense was approximately Ps.875,293, Ps.733,861 and Ps.722,739 for the years ended December 31, 2014, 2013 and 2012, respectively.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

B) FINANCE LEASES

At December 31, 2014 and 2013, the net carrying values of assets recorded under finance leases totaled Ps.26,264 and Ps.20,298, respectively, and corresponded to transportation and production equipment.

Future minimum lease payments under finance lease agreements are as follows:

	2014		2013
No later than 1 year	Ps.	8,467	Ps.	3,771
Later than 1 year and no later than 5 years		11,576		11,024
		20,043		14,795
Future finance charges on finance leases		(645)		—
Present value of finance lease liabilities	Ps.	19,398	Ps.	14,795

The present value of finance lease liabilities is as follows:

	2014		2013
No later than 1 year	Ps.	8,467	Ps.	3,771
Later than 1 year and no later than 5 years		10,931		11,024
Total	Ps.	19,398	Ps.	14,795

C) OTHER COMMITMENTS

At December 31, 2014 and 2013, the Company had various outstanding commitments to purchase commodities and raw materials in the United States for approximately Ps.4,466,913 and Ps.3,112,207, respectively (U.S.$303.5 million and U.S.$238 million, respectively) and in Mexico for approximately Ps.3,576,474 and Ps.2,850,677, respectively (U.S.$243 million and U.S.$218 million, respectively), which will be delivered during 2015. The Company has concluded that there are not embedded derivatives resulting from these contracts.

At December 31, 2014 and 2013, the Company had outstanding commitments to purchase machinery and equipment in the United States amounting to approximately Ps.110,385 and Ps.128,689, respectively.

28. CONTINGENCIES

MEXICO

Income Tax Claim.- The Ministry of Finance and Public Credit has lodged certain tax assessments against the Company for an amount of Ps.29,900 plus penalties, updates and charges, in connection with withholding on interest payments to our foreign creditors during the years 2001 and 2002. Mexican tax authorities claim that the Company should have withheld at a higher rate than the 4.9% actually withheld by the Company. The Company filed several motions to annul these assessments, which later were relinquished, in order to be eligible for the tax amnesty program set forth in the Provisional Article Third of the Federal Income Law for the 2013 Fiscal Year.

Thereafter on May 2013, the partial tax assessment relief was authorized, by which the Company paid Ps.3,310 on May 21, 2013 to finalize the dispute.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

On January 29, 2014, the Company was notified of an official letter whereby the International Taxation Central Administration Office lodged a tax assessment for the amount of Ps.41,192 in connection with the 2001 and 2002 years, and derived from the initial allegation made in 2005. Given that the assessment subject to allegation was partially relieved (80%) and, that the remaining amount was paid on May of 2013, on April 7, 2014, the Company filed a challenge to such assessment, same which was resolved on September 12, 2014, whereby the assessment lodged by the Ministry of Finance and Public Credit was completely annulled.

UNITED STATES

Cox v. Gruma Corporation. On or about December 21, 2012, a consumer filed a putative class action against Gruma Corporation, claiming that Mission tortilla chips should not be labeled “All Natural” if they contain certain non-natural ingredients. The plaintiff sought restitution or other actual damages including attorneys’ fees.  On July 2014, this matter was dismissed with prejudice.

VENEZUELA

Expropriation Proceedings by the Venezuelan Government.- On May 12, 2010, the Venezuelan Government published in the Official Gazette of Venezuela decree number 7,394 (the “Expropriation Decree”), which announced the forced acquisition of all assets, property and real estate of MONACA. The Venezuelan Government has expressed to GRUMA’s representatives that the Expropriation Decree extends to DEMASECA.

GRUMA’s interests in MONACA and DEMASECA are held through two Spanish companies: Valores Mundiales, S.L. (“Valores Mundiales”) and Consorcio Andino, S.L. (“Consorcio Andino”). In 2010, Valores Mundiales and Consorcio Andino (collectively, the “Investors”) commenced discussions with the Venezuelan Govenment regarding the Expropriation Decree and related measures affecting MONACA and DEMASECA. Through Valores Mundiales and Consorcio Andino, GRUMA participated in these discussions which have explored the possibility of (i) entering into a joint venture with the Venezuelan government; and/or (ii) obtaining adequate compensation for the assets subject to expropriation. As of this date, these discussions have not resulted in an agreement with the Venezuelan Government.

Venezuela and the Kingdom of Spain are parties to a Treaty on Reciprocal Promotion and Protection of Investments, dated November 2, 1995 (the “Investment Treaty”), under which the Investors may settle investment disputes by means of arbitration before the International Centre for Settlement of Investment Disputes (“ICSID”). On November 9, 2011, the Investors, MONACA and DEMASECA validly provided formal notice to Venezuela that an investment dispute had arisen as a consequence of the Expropriation Decree and related measures adopted by the Venezuelan Government. In that notification, the Investors, MONACA and DEMASECA also agreed to submit the dispute to ICSID arbitration if the parties were unable to reach an amicable agreement.

In January 2013, the Venezuelan Government issued a resolution (providencia administrativa) granting the “broadest powers of administration” over MONACA and DEMASECA to special managers (administradores especiales) that had been imposed on those companies since 2009 and 2010, respectively.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

On May 10, 2013, Valores Mundiales and Consorcio Andino submitted a Request for Arbitration to the International Centre for Settlement of Investment Disputes (“ICSID”), which was registered on June 11, 2013 under case No. ARB/13/11. The purpose of the arbitration is to seek compensation for the damages caused by Venezuela’s violation of the Investment Treaty.

The tribunal that presides over this arbitration proceeding was constituted in January 2014. Valores Mundiales and Consorcio Andino filed their memorial on jurisdiction and merits in July 2014. On September 14, 2014, Venezuela filed a motion to bifurcate the proceeding into separate jurisdictional and merits phases. On October 1, 2014, the tribunal rejected Venezuela’s request. Venezuela filed its counter-memorial on jurisdiction and merits in March, 2015. The arbitration proceedings are ongoing.

While discussions with the government may take place from time to time, the Company cannot assure that such discussions will be successful or will result in the Investors receiving adequate compensation, if any, for their investments subject to the Expropriation Decree and related measures. Additionally, the Company cannot predict the results of any arbitral proceeding, or the ramifications that costly and prolonged legal disputes could have on its results of operations or financial position, or the likelihood of collecting a successful arbitration award.

While awaiting resolution of this matter and as required by the IFRS, GRUMA performed impairment tests on the investments in MONACA and DEMASECA to determine a potential recoverable amount, using two valuation techniques: 1) an income approach considering estimated future cash flows as a going concern business, discounted at present value using an appropriate discount rate (weighted average cost of capital) and 2) a market approach, such as the public company market multiple method using implied multiples such as earnings before interest, taxes, depreciation and amortization, and revenues of comparable companies adjusted for liquidity, control and disposal expenses. In both cases, the potential recoverable amounts using the income and market approach were higher than the carrying value of these investments and therefore, no impairment adjustment was deemed necessary.

The historical value of the net investment in MONACA and DEMASECA at January 22, 2013, the date when the Company ceased the consolidation of the financial information of MONACA and DEMASECA, was Ps.2,913,760 and Ps.195,253, respectively. Additionally, at December 31, 2014 and December 31, 2013 certain subsidiaries of GRUMA have accounts receivable with the Venezuelan companies totaling Ps.1,123,904 and Ps.1,137,718, respectively. The Company does not have insurance for the risk of expropriation of its investments.

Intervention Proceedings by the Venezuelan Government.- On December 4, 2009, the Eleventh Investigations Court for Criminal Affairs of Caracas issued an order authorizing the precautionary seizure of assets in which Ricardo Fernández Barrueco had any interest. Purportedly due to Ricardo Fernández Barrueco’s indirect non-controlling interest in MONACA and DEMASECA, these subsidiaries were subject to the precautionary measure. Between 2009 and 2012, the Ministry of Finance of Venezuela, pursuant to the precautionary measure ordered by the court, designated several special managers of the indirect minority shareholding that Ricardo Fernández Barrueco previously owned in MONACA and designated several special managers of DEMASECA. On January 22, 2013, the Ministry of Justice and Internal Relations revoked the prior designations made by the Ministry of Finance of Venezuela and made a new designation of individuals as special managers and representatives on behalf of the Republic of MONACA and DEMASECA, granting those managers the “broadest powers of administration” over both companies.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

As a result of the foregoing, MONACA and DEMASECA, as well as Consorcio Andino and Valores Mundiales, as direct shareholders of the Venezuelan subsidiaries, filed a petition as aggrieved third-parties to the proceedings against Ricardo Fernández Barrueco challenging the precautionary measures and all related actions. On November 19, 2010, the Eleventh Investigations Court for Criminal Affairs of Caracas ruled that MONACA and DEMASECA are companies wholly owned and controlled by Valores Mundiales and Consorcio Andino, respectively. In spite of this ruling, the court kept the precautionary measures issued on December 4, 2009 in effect. An appeal has been filed, which is pending resolution as of this date.

The People’s Defense Institute for the Access of Goods and Services of Venezuela (“INDEPABIS”)(1) issued an order, authorizing the temporary occupation and operation of MONACA for a period of 90 calendar days from December 16, 2009, which was renewed for 90 days on March 16, 2010. The order expired on June 16, 2010 and as of the date hereof MONACA has not been notified of any extension. INDEPABIS has also initiated a regulatory proceeding against MONACA in connection with the alleged failure to comply with regulations governing precooked corn flour and for allegedly refusing to sell this product as a result of the December 4, 2009 precautionary asset seizure described above. MONACA filed an appeal against these proceedings that has not been resolved as of this date.

Additionally, INDEPABIS initiated an investigation of DEMASECA and issued an order authorizing the temporary occupation and operation of DEMASECA for a period of 90 calendar days from May 25, 2010, which was extended until November 21, 2010. INDEPABIS issued a new precautionary measure of occupation and temporary operation of DEMASECA, valid for the duration of this investigation. DEMASECA has challenged these measures but as of the date hereof, no resolution has been issued. The proceedings are still ongoing.

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

29. TRANSACTIONS WITH NON-CONTROLLING INTEREST

A) ACQUISITION OF NON-CONTROLLING INTEREST FROM ARCHER DANIELS MIDLAND

On December 14, 2012, GRUMA acquired from ADM its investment owned directly and indirectly in GRUMA and certain of its subsidiaries, consisting of:

a.              23.16% of the issued shares of GRUMA, through the acquisition of 18.81% of the issued shares of GRUMA and 45% of the issued shares of Valores Azteca, a company that owns 9.66% of the issued shares of GRUMA. The acquisition was carried out against GRUMA’s shareholders equity, using funds reserved for the purchase of own shares authorized by GRUMA’s General Ordinary Shareholders’ Meeting;

(1) By means of the “Decreto-Ley contentivo de la Ley Orgánica de Precios Justos” published on the Official Gazette of Venezuela Nº 40.340 dated January 23, 2014, INDEPABIS was absorbed by the “Superintendencia Nacional para la Defensa de los Derechos Socioeconómicos” (SUNDDE).

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

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

At December 31, 2014 and 2013, Other long-term liabilities included Ps.823,960 and Ps.671,069, respectively, corresponding to a contingent payment from the agreement for the acquisition of the non-controlling interest from ADM in December 2012. This liability corresponds to a contingent payment of up to U.S.$60 million, proportionally distributed between GRUMA’s and Valores Azteca’s shares that are part of the equity interests, payable only if during the following 42 months after closing the transaction, certain conditions are met in connection with (i) GRUMA’s stock market price increase over the closing price of GRUMA’s stock determined for purposes of the transaction (the “Closing Price”), at the end of the 42 months’ period; (ii) the difference between GRUMA’s stock price established for public offers made by GRUMA and the Closing Price; (iii) the acquisition, by a strategic investor, of 15% or more of GRUMA’s capital stock; or (iv) the reduction of the percentage of GRUMA’s shares that are considered to be held by the public at any time, starting from 26%.

The Company has recognized a liability solely regarding the scenario (i) as mentioned in the previous paragraph, in connection to GRUMA’s stock market price increase, over GRUMA’s stock Closing Price determined for purposes of the purchase of the Equity Interests, at the end of the 42 months’ period. As of December 31, 2014 and 2013, the Company did not consider as probable scenarios (ii), (iii) and (iv) for the contingent payment abovementioned, so there was no contingent payment obligation recorded in connection with these cases.

The contingent payment liability was registered at fair value, which was determined using projected future cash flows discounted to present value and the discount rate used is the average rate of return of any corporate bonds issued by companies comparable to GRUMA. The Monte Carlo simulation model was used to estimate the future shares price, which includes the expected return and the weighted volatility of historical prices of GRUMA’s stock over a period of 42 months. The significant data used to determine the fair value of the contingent payment liability as of December 31, 2014 and 2013 is presented in Note 20-D.

Subsequent changes in the fair value of the contingent payment liability are recognized in the income statement. For the years ended December 31, 2014 and 2013, the effect in income was Ps.152,891 and Ps.64,574, respectively, and were recognized as “Comprehensive financing cost, net”.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

30.  RELATED PARTIES

Related party transactions were carried out at market value.

A)  SALES OF GOODS AND SERVICES

	For the years ended December 31,
	2014		2013		2012

Sales of goods:
Associate	Ps.	39,156	Ps.	50,821	Ps.	49,783
Sale of services:
Entities that have significant influence over the Company		—		18,203		34,106
Associate		—		—		1,294
	Ps.	39,156	Ps.	69,024	Ps.	85,183

B)  PURCHASES OF GOODS AND SERVICES

	For the years ended December 31,
	2014		2013		2012
Purchases of goods:
Entities that have significant influence over the Company	Ps.	—	Ps.	—	Ps.	2,350,350
Associate		—		—		931

Purchases of services:
Associate		32,413		35,719		33,385
Other related parties		—		18,379		114,422
	Ps.	32,413	Ps.	54,098	Ps.	2,499,088

Other transactions with related parties are identified in Note 29.

C)  KEY MANAGEMENT PERSONNEL COMPENSATION

Key management includes Board members, alternate Board members, officers and members of the Audit Committee and Corporate Practice Committee. The compensation paid to key management for employee services is shown below:

	2014		2013		2012
Salaries and other short-term employee benefits	Ps.	145,739	Ps.	132,371	Ps.	179,492
Termination benefits		25,322		66,561		33,527
Total	Ps.	171,061	Ps.	198,932	Ps.	213,019

At December 31, 2014, 2013 and 2012, the reserve for deferred compensation amounted to Ps.36,648, Ps.34,800 and Ps.62,300, respectively.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

D)  BALANCES WITH RELATED PARTIES

At December 31, 2014 the Company had no balances with related parties. At December 31, 2013, the balances with related parties were as follows:

	Nature of the transaction	At December 31, 2013

Receivables from related parties:
Associate	Commercial and services	Ps.	592
Other related parties			2,352
		Ps.	2,944

31.  FINANCIAL STANDARDS ISSUED BUT NOT YET EFFECTIVE

The new IFRS, which will become effective after the issuance of the Company’s financial statements, are explained below. This list includes those IFRS standards which the Company reasonably expects to apply in the future. The Company has the intention of adopting these new IFRS on the date they become effective.

A)           NEW STANDARDS

a. IFRS 15, “Revenue from contracts with customers”

IFRS 15, “Revenue from contracts with customers”, issued in May 2014, deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus, has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, “Revenue”, and IAS 11, “Construction contracts”, and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 and earlier adoption is permitted.

b. IFRS 9, “Financial instruments”

IFRS 9, “Financial instruments”, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit and loss. A new expected credit losses model replaces the incurred loss impairment model used in IAS 39. IFRS relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted.

The Company is assessing the potential impact on its financial statements resulting from the application of these new standards.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

B)           AMENDMENTS

a. IAS 16, “Property, plant and equipment” and IAS 38, “Intangible assets”

In May 2014 the IASB amended IAS 16 and IAS 38 to establish that the determination of the useful life of an asset requires the consideration that the expected future reductions in the selling price of an item that was produced using an asset could indicate the expectation of technical or commercial obsolescence of the asset might reflect a reduction of the future economic benefits of the asset. Additionally, the amendment includes that a depreciation or amortization method that is based on revenue that is generated by an activity that includes the use of an asset may not be appropriate. These amendments to IAS 16 and IAS 38 are effective for annual periods beginning on or after January 1, 2016.

b. IFRS 10, “Consolidated financial statements” and IAS 28, “Investments in associates and joint ventures”  — Sale or contribution of assets between an investor and its associate or joint venture

In September 2014 the IASB amended IFRS 10 and IAS 28 to establish the guidelines for the sale or contribution of assets between an investor and its associate or joint venture. The amendment helps clarify a current inconsistency between IFRS 10 and IAS 28. The amendment address that the accounting treatment will depend if the non-monetary assets that are sold or contributed to an associate or joint venture constitute a “business”. Additionally, it states that a total gain or loss will be recognized by the investor when the non-monetary assets involve a business. If the assets do not comply with the definition of business, then a partial gain or loss is recognized by the investor up to the interest of the other investors. The amendment to IFRS 10 and IAS 28 is effective for annual periods beginning on or after January 1, 2016.

The Company’s management expects that the adoption of the amendments explained above will not have significant effects in its financial statements.

32.  SUBSEQUENT EVENTS

A)           PUBLICATION OF NEW FOREIGN EXCHANGE RATE IN VENEZUELA

On February 10, 2015, the Exchange Agreement No. 33 published in the Official Gazette of Venezuela, established as of February 12, 2015 the elimination of the foreign exchange rate SICAD 2 and the creation of a new foreign exchange rate mechanism called SIMADI (Foreign Exchange Marginal System).

According to the decree, the foreign exchange rate will be the one freely agreed by the parties involved in transactions of purchase and sale of dollars in the market. The Central Bank of Venezuela will publish daily on its website the reference foreign exchange rate, corresponding to the weighted average exchange rate of the operations for each day in the markets of: a) trading transactions in local currency of foreign currencies, and b) trading transactions in local currency of foreign currency securities. The SIMADI foreign exchange rate published at the date in which the consolidated financial statements were authorized, was 171.03 Venezuelan bolivars per U.S. dollar.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of Mexican pesos, except where otherwise indicated)

B)           ACQUISITION OF AZTECA FOODS EUROPE

As of March 31, 2015, the Company executed a purchase agreement through its subsidiary Gruma International Foods, S.L. together with Fat Taco, S.L. and Azteca Foods, Inc., by means of which the company acquired the operations for the production and distribution of tortillas, wraps, corn chips, salsas and processed foods in Spain.

All of the shares and ownership interests representing the capital stock of Azteca Foods Europe, S.A. and AFIFT Azteca, S.L. (jointly, “Azteca Foods Europe”) were acquired through this transaction.

The price agreed for this transaction is approximately Ps.682 million (EUR$45 million) and is subject to adjustments resulting from the final calculations for working capital and net financial debt of the acquired company.

Azteca Foods Europe owns one plant in Spain and distributes its products in Europe, the Middle East and Northern Africa.